Form 20-F
period 2006-12-31
Allot Communications Ltd.
filed 2007-06-28
CIK 1365767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report………………………………….

For the transition period from ______ to ______

Commission File Number 001-33129

ALLOT COMMUNICATIONS LTD.
(Exact Name of Registrant as specified in its charter)

ISRAEL
(Jurisdiction of incorporation or organization)

22 Hanagar Street
Neve Ne’eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary shares NIS 0.10 par value per share

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2006: 20,985,811 ordinary shares, NIS 1.0 par value per share

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes ☐ No ☒

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☒

PRELIMINARY NOTES

Terms

        As used herein, and unless the context suggest otherwise, the terms “Allot,” “Company,” “we,” “us” or “ours” refer to Allot Communications Ltd.

Forward-Looking Statements

        In addition to historical facts, this annual report on Form 20-F contains forward-looking statements within the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

—	statements regarding the expected growth in the use of particular broadband applications;
—	statements as to our ability to meet anticipated cash needs based on our current business plan;
—	statements as to the impact of the rate of inflation and the political and security situation on our business;
—	statements regarding the price and market liquidity of our ordinary shares;
—	statements as to our ability to retain our current suppliers and subcontractors; and
—	statements regarding our future performance, sales, gross margins, expenses (including stock-based compensation expenses) and cost of revenues.

        These statements may be found in the sections of this annual report on Form 20-F entitled “ITEM 3: Key Information–Risk Factors,” “ITEM 4: Information on Allot,” “ITEM 5: Operating and Financial Review and Prospects” and elsewhere in this annual report, including the section of this annual report entitled “ITEM 4: Information on Allot–Business Overview–Overview” and “ITEM 4: Information on Allot–Business Overview–Industry Background,” which contains information obtained from independent industry sources. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “ITEM 3: Key Information–Risk Factors” and elsewhere in this annual report.

        In addition, statements that use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this annual report reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

        Not applicable.

ITEM 2: Offer Statistics and Expected Timetable

        Not applicable.

ITEM 3: Key Information

A.	Selected Financial Data

        You should read the following selected consolidated financial data in conjunction with “ITEM 5: Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements included in “ITEM 18: Financial Statements,” which have been prepared in accordance with generally accepted accounting principles in the United States. The consolidated statements of operations for the years ended December 31, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements which are not included in this annual report.

	Year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands of U.S. dollars, except per share and share data)

Consolidated Statements of Operations:
Revenues:
Products	$7,819	$13,122	$14,638	$18,498	$28,756
Services	946	1,653	3,447	4,474	5,388

Total revenues	8,765	14,775	18,085	22,972	34,144

Cost of revenues(1):
Products	1,914	3,229	3,942	4,481	6,435
Services	270	362	679	938	1,162

Total cost of revenues	2,184	3,591	4,621	5,419	7,597

Gross profit	6,581	11,184	13,464	17,553	26,547

Operating expenses:
Research and development, gross	4,041	4,053	4,851	6,652	9,340
Less royalty-bearing participation	1,144	1,094	894	727	1,811

Research and development, net(1)	2,897	2,959	3,957	5,925	7,529

Sales and marketing(1)	6,856	8,164	10,104	11,887	15,457
General and administrative(1)	1,679	1,832	2,081	2,380	3,464
Impairment of intangible assets	--	--	366	--	--

Total operating expenses	11,432	12,955	16,508	20,192	26,450

Operating income (loss)	(4,851)	(1,771)	(3,044)	(2,639)	97
Financing and other income (expenses), net	(490)	(507)	(241)	45	630

Income (loss) before income tax expenses (benefit)	(5,341)	(2,278)	(3,285)	(2,594)	727
Income tax expenses (benefit)	2	2	3	(218)	111

Net income (loss)	$(5,343)	$(2,280)	$(3,288)	$(2,376)	$616

Basic net earnings (loss) per share	$(1.94)	$(0.82)	$(1.18)	$(0.81)	$0.04

Diluted net earnings (loss) per share	$(1.94)	$(0.82)	$(1.18)	$(0.81)	$0.04

Weighted average number of shares used in computing
basic net earnings (loss) per share	2,756,954	2,774,639	2,787,554	2,943,500	14,402,338

Weighted average number of shares used in computing diluted net earnings (loss) per share	2,756,954	2,774,639	2,787,554	2,943,500	16,423,227

(1)	Includes stock-based compensation expense related to options granted to employees and others as follows:

	Year ended December 31,
	2003	2004	2005	2006
	(in thousands of U.S. dollars)

Cost of revenues	$--	$--	$--	$15
Research and development, net	22	17	12	157
Sales and marketing	40	25	251	650
General and administrative	235	116	42	539

Total	$297	$158	$305	$1,361

	At December 31,
	2002	2003	2004	2005	2006
	(in thousands of U.S. dollars)

Consolidated balance sheet data:
Cash and cash equivalents	$2,832	$3,631	$4,095	$3,677	$7,117
Marketable securities	--	--	4,846	4,581	76,114
Working capital	4,107	2,481	6,640	4,274	75,652
Total assets	11,075	10,771	17,167	17,591	101,184
Total liabilities	5,651	7,326	8,974	11,465	16,997
Accumulated deficit	(29,940)	(32,220)	(35,508)	(37,884)	(37,268)
Total shareholders' equity	5,424	3,446	8,193	6,126	84,187

B.	Capitalization and Indebtedness

        Not applicable.

C.	Reasons for Offer and Use of Proceeds

        Not applicable.

D.	Risk Factors

        Investing in our ordinary shares involves a high degree of risk. You should consider carefully the risks described below, together with the financial and other information contained in this annual report, before deciding to invest in our ordinary shares. If any of the following risks actually occurs, our business, financial condition and results of operations would suffer. In this case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business operations.

Risks Relating to Our Business

We have a history of losses, may incur future losses and may not achieve profitability.

        We have incurred net losses in each fiscal year since we commenced operations in 1997 and through 2005. We had net income of $0.6 million in 2006 compared to net losses of $2.4 million in 2005 and $3.3 million in 2004. We can provide no assurance that we will be able to maintain profitability and we may incur losses in the next several years as we expand our sales and marketing activities and continue to invest in research and development. We may incur losses in the future and may not generate sufficient revenues in the future to maintain profitability.

We are dependent on our NetEnforcer traffic management system and NetXplorer network management application suite for all of our revenue.

        Our revenues are currently derived solely from sales of our NetEnforcer traffic management system and NetXplorer network management application suite, and from maintenance and support contracts related to these products. We currently expect that our revenues from these products will continue to account for all or substantially all of our revenues for the foreseeable future. As a result, any factor adversely affecting our ability to sell, or the pricing of or demand for, these products would severely harm our ability to generate revenues.

We are pursuing a new line of products, which we refer to as our Service Gateway platform. In some cases, the technology for the Service Gateway is untested. There can be no assurance of our ability to introduce commercially the Service Gateway on a timely basis or our ability to derive significant revenues from it.

        On June 18, 2007, we announced the launch of a Service Gateway platform that will enable broadband providers to build efficient, secure, manageable and profitable intelligent networks that are optimized to deliver Internet-based content and services. The Service Gateway approach combines a powerful DPI engine and array of services into a fully integrated, carrier-class platform. Within the Service Gateway, value added services leverage the Service Gateway’s DPI and subscriber awareness capabilities, and become more cost-effective by being hosted on an integrated platform. The power of the Service Gateway rests in its ability to identify the traffic flows of individual subscribers and direct them to the value added services to which they have subscribed. We expect initial customer trials of the Service Gateway to begin in the third or the forth quarter 2007. Our ability to deploy the Service Gateway platform may be hampered by technical and operational issues which could delay our ability to derive profitable revenue from this product offering. Additionally, our ability to market this product may prove more difficult than anticipated, including factors such as our ability to competitively price such product. There can be no assurance that we will be able to introduce the Service Gateway on the planned schedule. We cannot ensure that the Service Gateway will perform as expected.

We may be unable to compete effectively with other companies in our market who offer, or may in the future offer, competing technologies.

        We compete in a rapidly evolving and highly competitive sector of the networking technology market. Our principal competitors are Cisco Systems, Inc. (through its acquisition of P-Cube, Inc.), Sandvine Inc. and Ellacoya Networks, Inc. in the service provider market, including the segment of the largest service providers, referred to as Tier 1 carriers, and Packeteer Inc. in the enterprise market. Our competitors have also identified the potential market opportunity of Tier 1 carriers and we therefore expect intensive competition in this segment in the future. We also compete in particular geographic areas with a number of smaller local competitors and we compete indirectly with router and switch infrastructure companies with features that address some of the problems that our products address. We also face competition from companies that offer partial solutions addressing only one aspect of the challenges facing broadband providers, such as network monitoring or security. Our competitors may announce new products, services or enhancements that better meet the needs of customers or changing industry requirements, or may offer alternative methods to achieve customer objectives. One of our direct competitors, Cisco Systems, is substantially larger than we are and has significantly greater financial, sales and marketing, technical, manufacturing and other resources. The entry of new competitors into our market and acquisitions of our existing competitors by companies with significant resources and established relationships with our potential customers could result in increased competition and harm our business. Increased competition may cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition or result of operations.

The market for our products in the service provider market is still emerging and our growth may be harmed if carriers do not adopt DPI solutions.

        The market for DPI technology is still emerging and the majority of our sales to date have been to small and midsize service providers and enterprises. We believe that the Tier 1 carriers, as well as cable and mobile operators, present a significant market opportunity and are an important element of our long term strategy, but they are still in the early stages of evaluating the benefits and applications of DPI technology. Carriers may decide that full visibility into their networks or highly granular control over content based applications is not critical to their business. They may also determine that certain applications, such as VoIP or video, can be adequately prioritized in their networks by using router and switch infrastructure products without the use of DPI technology. They may also, in some instances, face regulatory constraints that could change the characteristics of the markets. Carriers may also seek an embedded DPI solution in capital equipment devices such as routers rather than the stand-alone solution offered by us. Furthermore, widespread adoption of our products by carriers will require that they migrate to a new business model based on offering subscriber and application-based tiered services and market these new services successfully to consumers. If carriers decide not to adopt DPI technology, our market opportunity would be reduced and our growth rate may be harmed.

Demand for our products depends in part on the rate of adoption of bandwidth-intensive broadband applications, such as peer-to-peer (P2P), and latency-sensitive applications, such as voice-over-Internet protocol (VoIP), Internet video and online video gaming applications.

        Our products are used by service providers and enterprises to monitor and manage bandwidth-intensive applications that cause congestion in broadband networks and impact the quality of experience of users. In addition to the general increase in applications delivered over broadband networks that require large amounts of bandwidth, such as P2P applications, demand for our products is driven particularly by the growth in applications which are highly sensitive to network delays and therefore require efficient network management. These applications include VoIP, Internet video and online video gaming applications. If the rapid growth in adoption of VoIP and in the popularity of Internet video and online video gaming applications does not continue, the demand for our products may not grow as anticipated.

We depend on third parties to market, sell, install, and provide initial technical support for our products.

        We market and sell our products to end-customers through third party channel partners, such as distributors, resellers, OEMs and system integrators. Our channel partners are also responsible for installing our products and providing initial customer support for them. As a result, we depend on the ability of our channel partners to market and sell our products successfully to end-customers. If any significant channel partners fail, individually or in the aggregate, to perform as we expect, our sales may suffer. For example, our revenues in the first quarter 2007 were lower than anticipated as a result of certain of our channel partners failing to perform as we had expected with respect to sales in education, enterprise and smaller internet service provider segments. We also depend on our ability to maintain our relationships with existing channel partners and develop relationships in key markets with new channel partners. We cannot assure you that our channel partners will market our products effectively, receive and fulfill customer orders of our products on a timely basis or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. In addition, any failure by our channel partners to provide adequate initial support to end-customers could result in customer dissatisfaction with us or our products, which could result in a loss of customers, harm our reputation and delay or limit market acceptance of our products. Our products are complex and it takes time for a new channel partner to gain experience in their operation and installation. Therefore, it may take a period of time before a new channel partner can successfully market, sell and support our products if an existing channel partner ceases to sell our products.

        Our agreements with channel partners are generally not exclusive and our channel partners may market and sell products that compete with our products. Our agreements with our distributors and resellers are usually for an initial one year term and following the expiration of this term, they can be terminated by either party. We can give no assurance that these agreements will not be terminated upon proper notice and any such termination may adversely affect our profitability and results of operations.

Demand for our products may be impacted by government regulation of the telecommunications industry.

        Carriers are subject to government regulation in jurisdictions in which we sell our products. For example, there has been a series of draft bills introduced to the U.S. Congress in the first half of 2006 that would prohibit service providers from prioritizing applications from content providers who are prepared to pay for such service. To date, none of these bills has been adopted; however, some of these bills may still be raised for consideration and other jurisdictions in which we operate may adopt similar legislation. Advocates for the legislation claim that collecting premium fees from certain “preferred” customers would distort the market for Internet applications in favor of larger and better-funded content providers and would impact end users who purchased broadband access only to experience differing response times in interacting with various content providers. Opponents of the legislation believe that content providers who support bandwidth-intensive applications should be required to pay service providers a premium in order to support further network investments. Demand from carriers for the traffic management and subscriber management features of our products could be adversely affected if regulations prohibit, or limit, service providers from managing traffic on their networks. A decrease in demand for these features could adversely impact sales of our products.

Sales of our products to large service providers can involve a lengthy sales cycle, which may impact the timing of our revenues and result in us expending significant resources without making any sales.

        The length of our sales cycles to large service providers, including carriers and cable and mobile operators, is generally lengthy, as these end-customers undertake significant testing to assess the performance of our products within their networks. As a result, we may invest significant time from initial contact with a large service provider until that end-customer decides to incorporate our products in its network. We may also expend significant resources attempting to persuade large service providers to incorporate our products into their networks without success. Even after deciding to purchase our products, initial network deployment of our products by a large service provider may last up to three years. Carriers, especially in North America, often require that products they purchase meet Network Equipment Building System (NEBS) certification requirements, which relate the reliability of telecommunications equipment. Our NetEnforcer AC-1000, AC-2500 and next generation products are designed to meet NEBS certification requirements, but carriers may not choose to use our systems until we receive the certification. If a competitor succeeds in convincing a large service provider to adopt that competitor’s product, it may be difficult for us to displace the competitor because of the cost, time, effort and perceived risk to network stability involved in changing solutions. As a result we may incur significant expense without generating any sales.

Our revenues and business will be harmed if we do not keep pace with changes in broadband applications and with advances in technology.

        We will need to invest heavily in developing our DPI technology in order to keep pace with rapid changes in applications, increased broadband network speeds and with our competitors’ efforts to advance their technology. Designers of broadband applications that our products are designed to identify and manage are using increasingly sophisticated methods to avoid detection and management by network operators. Even if our products successfully identify a particular application, it is sometimes necessary to distinguish between different types of traffic belonging to a single application. Accordingly, we face significant challenges in ensuring that we identify new applications as they are introduced without impacting network performance, especially as networks become faster. This challenge is increased as we seek to expand sales of our products in new geographic territories because the applications vary from country to country and region to region. If we fail to address the needs of customers in particular geographic markets and if we fail to develop enhancements to our products in order to keep pace with advances in technology, our business and revenues will be adversely affected.

We currently depend on a single subcontractor, R.H. Electronics Ltd., to manufacture and provide hardware warranty support for our NetEnforcer traffic management system and if it experiences delays, disruptions, quality control problems or a loss in capacity, it could materially adversely affect our operating results.

        We currently depend on a single subcontractor, R.H. Electronics Ltd., to manufacture, assemble, test, package and provide hardware warranty support for all of our NetEnforcer traffic management systems, although we are negotiating with candidates for an additional third-party manufacturer. In addition, our agreement with R.H. Electronics requires it to procure and store key components for the NetEnforcer at its facilities. If R.H. Electronics experiences delays, disruptions or quality control problems in manufacturing our products, or if we fail to effectively manage the relationship with R.H. Electronics, shipments of products to our customers may be delayed and our ability to deliver products to customers could be materially adversely affected. Our agreement with R.H. Electronics is automatically renewed annually for additional one-year terms, unless R.H. Electronics elects not to renew by giving us at least ninety days prior notice to the expiration of any such term. Furthermore, R.H. Electronics may terminate our agreement at any time during the term upon one hundred and twenty days prior notice. We expect that it would take approximately six months to transition manufacturing of our products to an alternate manufacturer and our inventory of completed products may not be sufficient for us to continue delivering products to our customers on a timely basis during any such transition. Therefore, the loss of R.H. Electronics would adversely affect our sales and operating results, and harm our reputation.

        R.H. Electronics’ facilities are located in northern Israel and are in range of rockets that were fired during 2006 from Lebanon into Israel. In the event that the facilities of R.H. Electronics are damaged as a result of hostile action, our ability to deliver products to customers could be materially adversely affected. See also “–Conditions in Israel could adversely affect our business, and –Our operations may be disrupted by the obligations of personnel to perform military service.”

Certain components for our NetEnforcer traffic management systems come from single or limited sources, and we could lose sales if these sources fail to satisfy our supply requirements.

        Certain components used in our NetEnforcer systems are obtained from single or limited sources. Since our NetEnforcer systems have been designed to incorporate these specific components, any change in these components due to an interruption in supply or our inability to obtain such components on a timely basis would require engineering changes to our products before we could incorporate substitute components. Such changes could be costly and result in lost sales. In particular, the central processing unit for our NetEnforcer AC-400 and our NetEnforcer AC-800 is from Intel Corporation and the network processor for our NetEnforcer AC-1000 and our NetEnforcer AC-2500 is from Hifn Inc.

        If we or our contract manufacturer fail to obtain components in sufficient quantities when required, our business could be harmed. Our suppliers also sell products to our competitors. Our suppliers may enter into exclusive arrangements with our competitors, stop selling their products or components to us at commercially reasonable prices or refuse to sell their products or components to us at any price. Our inability to obtain sufficient quantities of single-source or limited-sourced components, or to develop alternative sources for components or products would harm our ability to maintain and expand our business.

The slowdown in capital expenditures by telecommunications service providers in prior years had a material adverse effect on our results of operations. Another down turn in technology spending could have a material adverse effect on our results of operations.

        A deterioration of economies around the world and economic uncertainty in the telecommunications market began in 2000 and continued through 2003. There was a curtailment of capital investment by telecommunications carriers and service providers as well as by businesses that use our products, referred to as the enterprise market. Recent increased expenditures in the telecommunications industry in general or in the broadband portion of the market in particular may not continue. Since a substantial portion of our operating expenses consist of salaries, we may not be able to reduce our operating expenses in line with any reduction in revenues or may elect not to do so for business reasons. We will need to continue to generate increased revenues and manage our costs to maintain profitability. Any future industry downturn may increase our inventories, decrease our revenues, result in additional pressure on the price of our products and prolong the time until we are paid, all of which would have a material adverse effect on the results of our operations and on our cash flow from operations.

We use certain “open-source” software tools that carry the risk of being subject to intellectual property infringement claims, the assertion of which could impair our product development plans, interfere with our ability to support our customers or require us to pay licensing fees.

        Our NetEnforcer traffic management systems and NetXplorer management application suite contain software from open source code sources. Open source code is software that is accessible, usable and modifiable by anyone, provided that users and modifiers abide by certain licensing requirements. The original developers of the open source code provide no warranties on such code. Our products include, for example, open source code such as the Linux kernel and the GNU/Linux operating system. The Linux kernel and the GNU/Linux operating system have been developed under a license (known as a General Public License, or GPL), which permits them to be liberally copied, modified and distributed.

        Under certain conditions, the use of some open source code to create derivative code may obligate us to make the resulting derivative code available to others at no cost. The circumstances under which our use of open source code would compel us to offer derivative code at no cost are subject to different interpretations. While we have periodically undertaken reviews of our use of open source code in an effort to avoid situations that would require us to make parts of our core proprietary technology freely available as open source code, we cannot guarantee that such circumstances will not occur or that a court would not conclude that, under a different interpretation of an open source license, certain of our core technology must be made available as open source code. The use of such open source code may also ultimately require us to take remedial action, such as replacing certain code used in our products, paying a royalty to use some open source code, making certain proprietary source code available to others or discontinuing certain products, that may divert resources away from our development efforts.

        The license under which we licensed the Linux kernel and GNU/Linux operating system, is currently the subject of litigation in the case of The SCO Group, Inc. v. International Business Machines Corp., pending in the United States District Court for the District of Utah. SCO filed its complaint in 2003. According to the current trial schedule, the parties are briefing certain issues for summary judgment and other issues are already being argued. The trial date was postponed indefinitely. SCO has alleged that certain versions of the Linux kernel and GNU/Linux operating system contributed by IBM contain unauthorized UNIX code or derivative works of UNIX code, which SCO claims it owns. If the court were to rule in SCO’s favor and find, for example, that GNU/Linux-based products, or significant portions of them, may not be liberally copied, modified or distributed, we may have to modify our products and/or seek a license to use the code in question, which may or may not be available on commercially reasonable terms, and this could have a material adverse effect on our business. Regardless of the merit of SCO’s allegations, uncertainty concerning SCO’s allegations could adversely affect our products and customer relationships.

If we are unable to successfully protect the intellectual property embodied in our technology, our business could be harmed significantly.

        Know-how relating to networking protocols, building carrier-grade systems and identifying applications is an important aspect of our intellectual property. To protect our know-how, we customarily require our employees, distributors, resellers, software testers and contractors to execute confidentiality agreements or agree to confidentiality undertakings when their relationship with us begins. Typically, our employment contracts also include the following clauses: assignment of intellectual property rights for all inventions developed by employees, non-disclosure of all confidential information, and non-compete clauses for six months following termination of employment. The enforceability of non-compete clauses in Israel is limited. We cannot provide any assurance that the terms of these agreements are being observed and will be observed in the future. Because our product designs and software are stored electronically and thus are highly portable, we attempt to reduce the portability of our designs and software by physically protecting our servers through the use of closed networks, which prevent external access to our servers. We cannot be certain, however, that such protection will adequately deter individuals or groups from wrongful access to our technology. Monitoring unauthorized use of intellectual property is difficult, and some foreign laws do not protect proprietary rights to the same extent as the law of the United States. We cannot be certain that the steps we have taken to protect our proprietary information will be sufficient. In addition, to protect our intellectual property, we may become involved in litigation, which could result in substantial expenses, divert the attention of management, cause significant delays, materially disrupt the conduct of our business or adversely affect our revenue, financial condition and results of operations.

        As of December 31, 2006, we had a limited patent portfolio. We had two issued U.S. patents and two pending U.S. patent applications. We also have one pending counterpart application outside of the United States, filed pursuant to the Patent Cooperation Treaty. While we plan to protect our intellectual property with, among other things, patent protection, there can be no assurance that:

—	current or future U.S. or foreign patents applications will be approved;

—	our issued patents will protect our intellectual property and not be held invalid or unenforceable if challenged by third parties;

—	we will succeed in protecting our technology adequately in all key jurisdictions in which we or our competitors operate;

—	the patents of others will not have an adverse effect on our ability to do business; or

—	others will not independently develop similar or competing products or methods or design around any patents that may be issued to us.

        The failure to obtain patents, inability to obtain patents with claims of a scope necessary to cover our technology, or the invalidation of our patents, may weaken our competitive position and may adversely affect our revenues.

We may be subject to claims of intellectual property infringement by third parties that, regardless of merit, could result in litigation and our business, operating results or financial condition could be materially adversely affected.

        There can be no assurance that we will not receive communications from third parties asserting that our products and other intellectual property infringe, or may infringe their proprietary rights. We are not currently subject to any proceedings for infringement of patents or other intellectual property rights and are not aware of any parties that intend to pursue such claims against us. Any such claims, regardless of merit, could result in litigation, which could result in substantial expenses, divert the attention of management, cause significant delays and materially disrupt the conduct of our business. As a consequence of such claims, we could be required to pay a substantial damage award, develop non-infringing technology, enter into royalty-bearing licensing agreements, stop selling our products or re-brand our products. If it appears necessary, we may seek to license intellectual property that we are alleged to infringe. Such licensing agreements may not be available on terms acceptable to us or at all. Litigation is inherently uncertain and any adverse decision could result in a loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from others and otherwise negatively affect our business. In the event of a successful claim of infringement against us and our failure or inability to develop non-infringing technology or license the infringed or similar technology, our business, operating results or financial condition could be materially adversely affected.

Our products are highly technical, and any undetected software or hardware errors in our products could have a material adverse effect on our operating results.

        Our products are complex and are incorporated into broadband networks which are a major source of revenue for service providers and which support critical applications for subscribers and enterprises. Due to the complexity of our products and variations among customers’ network environments, we may not detect product defects until full deployment in our customers’ networks. Regardless of whether warranty coverage exists for a product, we may be required to dedicate significant technical resources to resolve any defects. If we encounter significant product problems, we could experience, among other things, loss of major customers, cancellation of product orders, increased costs, delay in recognizing revenue, and damage to our reputation. In addition, we could face claims for product liability, tort, or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention. In addition, if our business liability insurance is inadequate or future coverage is unavailable on acceptable terms or at all, our financial condition could be harmed.

We need to increase the functionality of our products and offer additional features in order to maintain or increase our profitability.

        The market in which we operate is highly competitive and unless we continue to enhance the functionality of our products and add additional features, our competitiveness may be harmed and the average selling prices for our products may decrease over time. Such a decrease would generally result from the introduction by competitors of competing products and from the standardization of DPI technology. To counter this trend, we endeavor to enhance our products by offering higher system speeds, and additional features, such as additional security functions, supporting additional applications and enhanced reporting tools. We may also need to reduce our per unit manufacturing costs at a rate equal to or faster than the rate at which selling prices decline. If we are unable to reduce these costs or to offer increased functionally and features, our profitability may be adversely affected.

If we fail to attract and retain skilled employees, we may not be able to timely develop, sell or support our products.

        Our success depends in large part on the continued contribution of our research and development, sales and marketing and managerial personnel. If our business continues to grow, we will need to hire additional qualified research and development, sales and marketing and managerial personnel to succeed. The process of hiring, training and successfully integrating qualified personnel into our operation is a lengthy and expensive one. The market for qualified personnel is very competitive because of the limited number of people available with the necessary technical skills, sales skills and understanding of our products and technology. This is particularly true in Israel, where competition for qualified personnel is intense. Our failure to hire and retain qualified personnel could cause our revenues to decline and impair our ability to meet our research and development and sales objectives.

The European Union and China have issued statutes relating to the sale of electrical and electronic equipment, including products sold by us. If our products fail to comply with these statues, we could be subject to penalties and sanctions that could materially adversely affect our business.

        A directive issued by the European Union, or EU, on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, referred to as the EU RoHS, came into effect on July 1, 2006. The EU RoHS directive, lists a number of substances, including lead, mercury, cadmium and hexavalent chromium, which must either be removed, or reduced to maximum permitted concentrations, in any products containing electrical or electronic components that are sold within the EU. Our products fall within the scope of the EU RoHS directive. In addition, the Peoples’ Republic of China has enacted a law on Management Methods for Controlling Pollution by Electronic Information Products, referred to as the China RoHS, that is equivalent of the bans implemented in the EU, but the marking and product certification requirements exceed the requirement of the EU RoHS directive. Furthermore, the scope of this legislation is broader than the EU RoHS, covering even medical devices and measurement instruments. We believe that our products are currently compliant with the EU RoHS directive and the China RoHS requirements. There can, however, be no assurance that we will continue to comply with the EU RoHS directive, the China RoHS or any similar directives in other jurisdictions in the future.

        In 2003, the EU approved a directive on Waste Electrical and Electronic Equipment, or WEEE, which promotes waste recovery with a view to reducing the quantity of waste for disposal and saving natural resources, in particular by reuse, recycling, composting and recovering energy from waste. The WEEE directive covers all electrical and electronic equipment used by consumers and electronic equipment intended for professional use. The directive, which went into effect in August 2005, requires that all new electrical and electronic equipment placed for sale in the EU be appropriately labeled regarding waste disposal and contains other obligations regarding the collection and recycling of waste electrical and electronic equipment. Our products fall within the scope of the WEEE directive, with which we believe we are compliant and are taking all requisite steps to ensure continued compliance.

        The countries of the EU and the Peoples’ Republic of China form the large markets for our products. If our products fail to comply with WEEE, RoHS directive or the China RoHS, we could be subject to heavy penalties and other sanctions that could have a material adverse affect on our results of operations and financial condition.

Our international operations expose us to the risk of fluctuation in currency exchange rates.

        In 2006, we derived our revenues principally in U.S. dollars and to a lesser extent in euros and shekels. Although a majority of our expenses were denominated in U.S. dollars, a significant portion of our expenses were denominated in shekels and to a lesser extent in euros and yen. Our shekel-denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in shekels. If the U.S. dollar continues to weaken against the shekel, there will be a negative impact on our profit margins. We currently do not hedge our currency exposure through financial instruments. In addition, if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment. See “ITEM 11: Quantitative and Qualitative Disclosures about Market Risk.”

We may expand our business or enhance our technology through acquisitions that could result in diversion of resources and extra expenses. This could disrupt our business and adversely affect our financial condition.

        Part of our strategy is to selectively pursue partnerships and acquisitions that provide us access to complementary technologies and accelerate our penetration into new markets. For example, in 2002 we acquired the assets of NetReality, an Israeli manufacturer of traffic management solutions, which increased our customers base and enhanced our engineering capabilities and technology. The negotiation of acquisitions, investments or joint ventures, as well as the integration of acquired or jointly developed businesses or technologies, could divert our management’s time and resources. Acquired businesses, technologies or joint ventures may not be successfully integrated with our products and operations. We may not realize the intended benefits of any acquisition, investment or joint venture and we may incur future losses from any acquisition, investment or joint venture.

        In addition, acquisitions could result in:

—	substantial cash expenditures;

—	potentially dilutive issuances of equity securities;

—	the incurrence of debt and contingent liabilities;

—	a decrease in our profit margins;

—	amortization of intangibles and potential impairment of goodwill; and

—	write-offs of in-process research and development.

        If acquisitions disrupt our operations, our business may suffer.

Under current U.S. and Israeli law, we may not be able to enforce employees’ covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

        It is our practice to have our employees sign appropriate non-compete agreements. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under current U.S. and Israeli law, we may be unable to enforce these agreements and it may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us.

We have not yet evaluated our internal controls over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

        We are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by no later than the end of our 2007 fiscal year. We are in the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404. This process may divert internal resources and will take a significant amount of time and effort to complete. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and reevaluate our financial reporting. We may experience higher than anticipated operating expenses as well as higher independent auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to comply with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors.

Risks Related to Our Ordinary Shares

The share price of our ordinary shares has been and may continue to be volatile.

        Our quarterly financial performance is likely to vary in the future, and may not meet our guidance or the expectations of analysts or investors, which may lead to additional volatility in our share price. The market price of our ordinary shares may be volatile and could fluctuate substantially due to many factors, including:

—	announcements or introductions of technological innovations or new products, or product enhancements or pricing policies by us or our competitors;

—	disputes or other developments with respect to our or our competitors' intellectual property rights;

—	announcements of strategic partnerships, joint ventures or other agreements by us or our competitors;

—	recruitment or departure of key personnel;

—	regulatory developments in the markets in which we sell our product;

—	our sale of ordinary shares or other securities in the future;

—	changes in the estimation of the future size and growth of our markets; and

—	market conditions in our industry, the industries of our customers and the economy as a whole.

        Share price fluctuations may be exaggerated if the trading volume of our ordinary shares is too low. The lack of a trading market may result in the loss of research coverage by securities analysts. Moreover, we cannot assure you that any securities analysts will initiate or maintain research coverage of our company and our ordinary shares. If our future quarterly operating results are below the expectations of securities analysts or investors, the price of our ordinary shares would likely decline. Securities class action litigation has often been brought against companies following periods of volatility. In April 2007, we announced that our revenue and earnings estimates for the first quarter of 2007 and the 2007 fiscal year would be lower than previously projected. The closing price of our ordinary shares on the date following the announcement was $2.04, or 22%, lower than the closing price on the previous day. Subsequently, in May and June 2007, we and certain of our officers and directors were named as defendants in a number of purported securities class action lawsuits filed in the United States District Court for the Southern District of New York. The lawsuits allege that we failed to disclose in the registration statement for our initial public offering that at the time of the initial public offering we were experiencing declining sales “in our indirect distribution channels, such as enterprise, education and smaller ISP customers, in North America,” and on that basis the complaints assert violations of U.S. federal securities laws. We believe that the allegations made in the complaints are without merit and intend to defend ourselves vigorously.

Defending securities class action litigation requires extensive management attention and resources, and an unfavorable outcome could materially adversely affect our business, results of operations and financial condition.

        Defending the purported securities class action lawsuits to which we are subject could be expensive, lengthy and disruptive to normal business operations, and could require extensive management attention and resources, regardless of the merit of these lawsuits. Moreover, we cannot predict the results of legal proceedings, and an unfavorable resolution of these lawsuits as a result of a settlement, or a court decision, could materially adversely affect our business, results of operations and financial condition.

A small number of significant beneficial owners of our shares acting together will have a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control.

        The largest beneficial owners of our shares, entities and individuals affiliated with Tamir Fishman Ventures, the Gemini Group, Genesis Partners, the Brookside Capital Fund, the Partech International Group and Odem Rotem Holdings Ltd., a company owned and controlled by our Chairman, Yigal Jacoby, each of which beneficially owns as of June 1, 2007 more than 5.0% of our outstanding shares, beneficially own in the aggregate 58.6% of our ordinary shares. As a result, these shareholders, acting together, could exercise a controlling influence over our operations and business strategy and will have sufficient voting power to control the outcome of matters requiring shareholder approval.

        These matters may include:

—	the composition of our board of directors which has the authority to direct our business and to appoint and remove our officers;

—	approving or rejecting a merger, consolidation or other business combination;

—	raising future capital; and

—	amending our articles of association which govern the rights attached to our ordinary shares.

        This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our ordinary shares. This concentration of ownership may also adversely affect our share price.

Future sales of our ordinary shares in the public market and low trading volume could adversely affect our share price.

        As of December 31, 2006, we had 20,985,811 ordinary shares outstanding. Approximately 65% of these shares are “restricted securities” available for resale on the Nasdaq Global Market subject, however, to volume limitations under Rule 144. Most of these restricted securities are held by the largest beneficial owners of our shares. Future sales of these restricted shares, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares. We have experienced a low trading volume of our ordinary shares since our initial public offering and if one or a small number of parties buys or sells a large number of our ordinary shares, we may experience volatility in our share price and the price and liquidity of our shares may be adversely affected.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.

        Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company for U.S. federal income tax purposes. To determine if at least 50% of our assets are held for the production of, or produce, passive income we may use the market capitalization method for certain periods. Under the market capitalization method, the total asset value of the Company would be considered to equal the fair market value of its outstanding shares plus outstanding indebtedness on a relevant testing date. Because the market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has historically been especially volatile, and because the market price may affect the determination of whether we will be considered a passive foreign investment company, there can be no assurance that we will not be considered a passive foreign investment company for any taxable year. See “ITEM 10: Additional Information–Taxation–Taxation of our Shareholders.”

Risks Relating to our Location in Israel

Conditions in Israel could adversely affect our business.

        We are incorporated under Israeli law and our principal offices, and research and development facilities are located in Israel. In addition, the subcontractor for our products is located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity ever since. In July and August 2006, a war was fought between Israel and Hezbollah in Lebanon, including rockets being fired from Lebanon up to 50 miles into Israel. Furthermore, several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel continue or increase. These restrictions may limit materially our ability to sell our solutions to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us. Additionally, any hostilities involving Israel may have a material adverse effect on R.H. Electronics and its facilities in which event, all or a portion of our inventory may be damaged, and our ability to deliver products to customers may be materially adversely affected.

Our operations may be disrupted by the obligations of personnel to perform military service.

        As of June 1, 2007, we had 246 employees of whom 179 were based in Israel. Our employees in Israel, including some officers, may be called upon to perform up to one month (in some cases more) of annual military reserve duty until they reach age 45 and, in emergency circumstances, could be called to active duty. In response to increased tension and hostilities, there have been since September 2000 occasional call-ups of military reservists, including in connection with the recent war in Lebanon, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of R.H. Electronics related to military service or the absence for extended periods of one or more of R.H. Electronics’ key employees for military service may disrupt its operations in which event our ability to deliver products to customers may be materially adversely affected.

The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

        Our investment program in equipment at our facility in Hod-Hasharon, Israel has been granted approved enterprise status and we are therefore eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2006, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $20 million. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval, including, among other conditions, that the approved enterprise be operated over a seven-year period and that at least 30% of our investment in fixed assets of the approved enterprise be funded by additional paid-up ordinary share capital. If we do not meet the conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval in the future, the tax benefits would be canceled and we could be required to refund any tax benefits that we have received. These tax benefits may not be continued in the future at their current levels or at any level.

        Effective April 1, 2005, the Investment Law was amended. As a result, the criteria for new investments qualified to receive tax benefits were revised. No assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law. The termination or reduction of these tax benefits would increase our tax liability in the future, which would reduce our profits or increase our losses. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities might not be eligible for inclusion in Israeli tax benefit programs. See “ITEM 10: Additional Information–Taxation–Israeli Tax Considerations and Government Programs–Law for the Encouragement of Capital Investments, 1959.”

The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to comply with such restrictions or these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

        We have received royalty-bearing grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, for the financing of a portion of our research and development expenditures in Israel, pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984, referred to as the Research and Development Law. In 2004, 2005 and 2006, we received and accrued grants totaling $894, $727 and $1,811 million from the Office of the Chief Scientist, representing 18.4%, 10.9% and 19.4%, respectively, of our gross research and development expenditures in these periods. We may not receive future grants from the Office of the Chief Scientist and our failure to receive additional grants in the future could adversely affect our profitability.

        The terms of the grants prohibit us from manufacturing products outside of Israel or transferring intellectual property rights in technologies developed using these grants inside or outside of Israel without special approvals. Even if we receive approval to manufacture our products outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. Know-how developed under an approved research and development program may not be transferred to any third parties, except in certain circumstances and subject to prior approval. In addition, if we fail to comply with any of the conditions and restrictions imposed by the Research and Development Law or by the specific terms of under which we received the grants, we may be required to refund any grants previously received together with interest and penalties, and may be subject to criminal charges. In recent years, the government of Israel has accelerated the rate of repayment of the Office of Chief Scientist grants and may further accelerate them in the future.

It may be difficult to enforce a U.S. judgment against us, our officers and directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

        We are incorporated in Israel. The majority of our executive officers and directors are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

Provisions of Israeli law and our articles of association may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

        Our articles of association contain certain provisions that may delay or prevent a change of control, including a classified board of directors. In addition, Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders. See “ITEM 10: Additional Information–Memorandum of Association and Articles of Association–Anti-Takeover Measures” and “–Acquisitions under Israeli Law.”

ITEM 4: Information on Allot

A.	History and Development of Allot

Our History

        Our principal executive offices are located at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 45240, Israel, and our telephone number is +972 (9) 761-9200. Our website address is www.allot.com. The information on our website does not constitute part of this annual report. We have irrevocably appointed Allot Communications, Inc. as our agent to receive service of process in any action against us in any United States federal or state court. The address of Allot Communications, Inc. is 7664 Golden Triangle Drive, Eden Prairie, MN 55344.

        We were incorporated in late 1996 as “Ariadne Ltd.” and commenced operations in 1997. In September 1997, we changed our name to “Allot Communications Ltd.” Between 1998 and 2000, we focused primarily on developing our technology and products. In 1998, we shipped our first traffic management product. Between 2000 and 2003, we continued to develop our technology, including through our acquisition of the assets of NetReality, an Israeli manufacturer of traffic management solutions, which increased our customer base and resulted in an enhancement of our engineering capabilities. In 2003, we introduced our NetEnforcer AC-1000 product, which was the first commercially available network traffic management system operating above 1 gigabit full duplex throughput per second. In 2004, we increased our sales and marketing efforts to the service provider market and in late 2004 and in 2005 we accelerated sales to large service providers. In late 2005, we introduced our NetXplorer management application suite, which complements our NetEnforcer system, by adding a centralized management capability, and monitoring and reporting capabilities. In 2006, we introduced the NetEnforcer AC-2500, which supports up to 5 gigabit throughput per second, and our Subscriber Management Platform, which enhances our NetXplorer management application suite to include subscriber management.

        We completed the initial public offering of our ordinary shares in the United States on November 16, 2006. The registration statement on Form F-1 relating to our initial public offering became effective on November 15, 2006.

Principal Capital Expenditures

        We had capital expenditures of $2.1 million in 2006, $0.7 million in 2005, and less than $0.6 million in 2004. We have financed our capital expenditures with cash generated primarily through private placements of our equity securities and from operations.

        Our capital expenditures during 2004 and 2005 consisted primarily of investments in research and development equipment. In 2006, our capital expenditures consisted primarily of investments in research and development equipment and in leasehold improvements, and we expect such investments to continue to be significant in 2007. We currently expect that our capital expenditures will be approximately $2.0 million in 2007 and we anticipate that these capital expenditures will be primarily related to further investments in research and development equipment of our next generation products and in leasehold improvements.

B.	Business Overview

Overview

        We are a leading designer and developer of broadband service optimization solutions using advanced deep packet inspection, or DPI, technology. Our solutions provide broadband service providers and enterprises with real-time, highly granular visibility into network traffic, and enable them to efficiently and effectively manage and optimize their networks. End-customers use our solutions to create sophisticated policies to monitor network applications, enforce quality of service policies that guarantee mission-critical application performance, mitigate security risks and leverage network infrastructure investments. Our carrier-class products are used by service providers to offer subscriber-based and application-based tiered services that enable them to optimize their service offerings, reduce churn rates and increase average revenue per user, or ARPU.

        The rapid growth of broadband networks and the proliferation in the number and complexity of broadband applications have led broadband service providers to demand new ways to manage their networks. Broadband applications, such as peer-to-peer, or P2P, VoIP, Internet video and online video gaming increase network congestion and require real time voice, video and data communications. New and innovative applications that pose significant challenges are continuously being introduced. Costly infrastructure upgrades to increase network bandwidth capacity neither address service providers’ need for network visibility nor prioritize revenue-generating applications. Furthermore, service providers have generally been unsuccessful in capturing the significant new revenue opportunities available from providing differentiated, premium broadband services that command higher prices. By capitalizing on new revenue opportunities and maximizing the capacity of existing network infrastructure, our DPI technology enables service providers to optimize returns on their investments and enhance the quality of the services they provide.

        Our products consist of our NetEnforcer traffic management systems, NetXplorer application management suite and the Subscriber Management Platform, which provides per-subscriber visibility and control of the broadband services suit. NetEnforcer employs advanced DPI technology, which identifies applications at high speeds by examining data packets and searching for application patterns and behaviors. NetEnforcer is available in several models addressing a wide range of network needs, architectures and cost criteria. NetXplorer enables the implementation of customized and automated traffic management policies, as well as tailored and detailed reports on network usage. Our Subscriber Management Platform helps service providers ensure the delivery of the quality of experience that each subscriber expects, while allowing providers to retain control over network usage. This fully integrated network traffic management solution allows service providers and enterprises to gain real time, highly granular visibility into their networks and to enhance network efficiency and security by managing and prioritizing different applications. Our DPI systems are independent of and not embedded in the underlying network infrastructure and are therefore quicker to deploy in any existing network.

        We predominantly focus our resources on the development and advancement of our network traffic management products. In order to minimize our costs and leverage our core strengths, we have partnered with a third party to manufacture our NetEnforcer devices. We also leverage our sales and marketing investments by distributing products through an extensive global network of more than 300 distributors, resellers, OEMs and system integrators. End-customers of our products include carriers, cable operators, wireless and wireline Internet service providers, educational institutions, governments and enterprises.

Industry Background

        The rapid proliferation of broadband networks in recent years has been largely driven by demand from users for faster and more reliable access to the Internet and by the proliferation in the number and complexity of broadband applications. According to a December 2006 report by International Data Corporation, or IDC, a provider of information about the telecommunications market, there were 263 million broadband subscribers globally in 2006, representing an increase of 26% over 2005 levels. The same report projects that the number of broadband subscribers will reach 406 million by 2010, representing a compound annual growth rate of 14.3% between 2005 and 2010.

Rising Network Operational Costs Due to the Rapid Adoption of Broadband Applications

        The increasing adoption of broadband access has enabled significant advances in the sophistication of applications delivered over broadband networks. In contrast to traditional applications, such as e-mail and web-browsing, many new applications require large amounts of bandwidth and are highly sensitive to network delays. In response to these challenges, service providers have been forced to invest heavily in network infrastructure upgrades and customer support services in order to maintain the quality of experience for subscribers. Examples of network applications that are particularly popular and demanding on network resources include P2P, VoIP, internet video, online video gaming and online content sites.

Service Providers Demand for the Ability to Offer Premium and Differentiated Services

        Most service providers offer flat-fee broadband access, regardless of the type of applications and data used by subscribers. These operators provide the same level of service to all subscribers and do not guarantee access quality, regardless of a subscriber’s willingness to pay for premium services and network performance. In addition, competition among service providers has increased because of multiple broadband delivery options, such as cable, DSL and wireless. As a result of these factors, broadband access has become a commodity, contributing to downward price pressure and high churn rates.

        To address these issues and increase ARPU, service providers have begun to offer premium, differentiated applications, such as VoIP, video and new online content services. However, these service providers have as yet been unable to offer guaranteed service levels for these applications on an individual subscriber basis. By offering such tiered services and charging subscribers according to the value of these services, service providers can capitalize on the revenue enhancement opportunities enabled by broadband applications. To offer premium services such as VoIP, video and online content services, and to guarantee service levels for those services, service providers need enhanced visibility into network traffic, including visibility into the type of applications used on the network and levels of traffic generated by different subscribers.

Increasing Enterprise Demand for Visibility and Delivery of Mission-Critical Applications

        The proliferation of network applications also presents significant challenges for enterprises operating wide-area networks. Applications such as e-mail, customer relationship management, or CRM, enterprise resource planning, or ERP, and other online transactional and business applications are critical to enterprises’ ability to operate efficiently. Enterprises have also become increasingly dependent on broadband Internet and Intranet access, as content distribution between partners and customers, employee remote access, and even VoIP, have become more common. At the same time, the openness of the Internet allows employees to use a wide variety of recreational and non-business applications on enterprise networks, resulting in network congestion and negatively impacting employee productivity. As a result, enterprises have experienced diminished performance of their mission-critical applications.

Network Security Threats and Content Control

        As reliance on the Internet has grown, service providers and subscribers have become increasingly vulnerable to a wide range of security threats, including denial of service attacks such as worms, viruses and spam. The attacks hinder the ability of service providers to provide high quality broadband access to subscribers, prevent enterprises from using mission-critical applications and compromise network and data integrity. We believe that users increasingly expect service providers to protect them from these threats. Therefore, it has become imperative for service providers and enterprises to identify and block malicious traffic at very early stages.

The Challenge of Implementing Intelligent Networks

        Service providers are seeking to transform generic access broadband networks into intelligent broadband networks. The ability to identify, distinguish and prioritize different network applications plays a major role in intelligent network management, allowing service providers to optimize bandwidth usage and reduce operational costs, while maintaining high quality of service. Application designers are employing increasingly sophisticated methods to avoid detection by network operators who desire to manage network use. For example, applications can disguise themselves as permitted applications and also use sophisticated encryption techniques to avoid detection. Traditional network infrastructure devices, such as routers and switches, do not generally have sufficient computing resources or the required algorithms to distinguish between different and rapidly evolving applications. The dilemma of implementing intelligent networks is further complicated by today’s higher speed broadband networks which carry tremendous amounts of data and serve millions of customers. Unlike traditional network infrastructure devices, such as switches and routers, which can perform only a very limited examination of packets, DPI solutions offer active control over each application and subscriber in the network requiring significant processing power and speed, greater memory and special algorithms.

The Allot Solution

        Our solutions employ advanced DPI, which identifies applications by examining the content encapsulated in packets, including header and application information. By correlating data from multiple packets and flows, searching for application signatures and recognizing application behavior, our solutions identify each subscriber and application in the network and provide in-depth, real time information about their behavior. Once an application has been identified, it can be managed using predetermined policies that determine the level of network resources allocated for that application based on the business strategy of the service provider or enterprise. For example, an application can be granted a guaranteed bandwidth allocation, or can be rate limited, redirected, marked/tagged, blocked or reported to a network administrator. We have developed market-leading DPI technology that accurately identifies hundreds of application protocols at higher speeds and creates customized detailed usage analyses and reports.

        The illustration below demonstrates our solution’s integration of application control with subscriber management.

        Our solutions enable our end-customers to accomplish the following objectives:

Network Visibility

        Our NetEnforcer system and NetXplorer application suite enable our end users to generate detailed real time and historical reports on subscriber behavior and application usage. Our systems also offer enterprises visibility into the types of applications being used on their networks and threats to the efficient delivery of mission-critical applications. Our intelligent network solutions identify:

—	bandwidth usage by application;

—	subscriber usage patterns;

—	real-time network performance;

—	long- and short-term usage trends; and

—	abnormal events, such as malicious traffic, including denial-of-service attacks and worms.

Application Management and Control

        After achieving network visibility, service providers and enterprises apply our intelligent network application management technology to improve service quality by optimizing available bandwidth usage for different applications and prioritizing network traffic. For example, P2P applications that consume large amounts of network bandwidth can be de-prioritized to enhance the performance of applications that are more sensitive to delay such as VoIP or Internet video. Providers can also choose to limit the usage of P2P applications during peek hours of network traffic in order to optimize, prioritize and even guarantee the performance of other applications. Alternatively, service providers may elect to limit individual subscribers who use the network excessively, allocating resources more equitably among users. Intelligent application controls can ensure the delivery of mission-critical applications by prioritizing non-critical, bandwidth-intensive applications, discourage the use of non-business or recreational applications, and warn and protect against security threats.

Subscriber and Service Management

        Our offerings enable service providers to increase total revenue, ARPU and customer loyalty by offering tiered service plans and differentiated content offerings to better meet varying subscriber needs. Using our systems, service providers can:

—	tailor and price service plans differently for “light” subscribers, such as those who use the network primarily for e-mail, and “heavy” subscribers including those that use the network for broadband-intensive applications;

—	prioritize network traffic by application type and offer subscriber plans that guarantee performance of their intended application such as VoIP;

—	offer subscribers the ability to purchase additional bandwidth on demand for particular applications (such as extra bandwidth for downloading video on-demand or for large data transfers); and

—	offer guaranteed bandwidth to those content providers who require prioritized content delivery. The content provider and the service provider can then collaborate to provide a premium experience for the subscriber with both parties sharing the resulting revenue.

Our Products

NetEnforcer

        Our NetEnforcer traffic management system inspects, monitors and controls network traffic by application and by user. NetEnforcer devices are positioned at multiple strategic network locations where the most traffic traverses and can be monitored and managed. These locations include network access points, or “peering points,” where the network connects to other networks and data centers. NetEnforcer includes its own management software and can also be managed by other vendor management applications through an interface that integrates with the end-customer’s operating environment. These applications include policy servers, provisioning systems, customer care and billing applications.

        NetEnforcer devices are available in several different models to address the needs of a wide range of service providers and enterprises:

Series	Target Market	Operation Speeds	Subscribers(1)

NetEnforcer AC-400	Small to medium enterprise networks and	2, 10, 45 and 100 Mbps	Up to 4,000
service provider networks

NetEnforcer AC-800	Medium and large enterprise networks and	45, 100, 155 and 310 Mbps	Up to 28,000
medium service provider networks

NetEnforcer AC-1000/ AC-2500	Carrier-class solutions used by medium and	155, 310, 400 and 622 Mbps,	Up to 80,000
	large service provider networks	and 1 Gbps and 5 Gbps

(1)	Represents the maximum number of subscribers that a system can handle simultaneously. Typically, due to network topology, redundancy requirements and other constraints, such as total bandwidth available per subscriber, the actual number per NetEnforcer unit is lower.

        Our NetEnforcer AC-1000 and AC-2500 are designed to meet NEBS (Network Equipment Building System) Level 3 certification requirements to ensure operation in extreme environmental conditions.

        NetEnforcer offers the following features:

—	DPI technology that identifies hundreds of applications and protocols, including web applications, multiple VoIP and video protocols, e-mail protocols, online video gaming, business applications, instant messaging, including the distinction between chat and voice, and a large number of different P2P applications;

—	carrier-class performance supporting multiple gigabit per second throughput servicing tens of thousands of subscribers and permitting a significant level of processing for each flow and packet;

—	hierarchical traffic management policies enabling the prioritization, redirection and blockage of traffic flow;

—	independence from network infrastructure resulting in easy and cost-effective deployment without risk to network integrity;

—	an open standards platform that allows our end-customers the flexibility to integrate a variety of other applications, such as billing and customer care software and to use existing infrastructure equipment;

—	carrier-class design supporting high availability and redundancy;

—	identification of individual user profiles to help dynamically shape traffic according to the policies set by the service provider or enterprise; and

—	the ability to identify and mitigate security threats and other abnormal events traversing the network.

NetXplorer

        Our NetXplorer management application suite, introduced in late 2005, provides enterprises and service providers a highly granular, real time view of all traffic on the network. This centralized management suite, which replaces our previous management applications, works in conjunction with our NetEnforcer products to provide network traffic intelligence and enable enterprises and service providers to effectively manage broadband services and set policies for the use of their networks. The data provided from multiple NetEnforcer systems are aggregated, analyzed and conveyed using our NetXplorer management application suite. NetXplorer offers the following features:

—	network-wide visibility for in-depth analysis, including identification of traffic trends and inspection down to the individual device, user or application level for real-time troubleshooting;

—	intuitive graphical interface that provides both a logical network-wide perspective together with the power to quickly navigate at the device, user or application level;

—	monitoring and analysis, including in-depth analysis at the single user sessions and single applications, real-time monitoring, short-term monitoring for the collection of highly granular information;

—	multiple technologies designed to cope with the inherent challenge of collecting large amounts of data from multiple sources and storing and aggregating the data into a central database;

—	insightful reporting of information in real-time and over time for evaluation of trends and accurate capacity planning, and for tracking usage for accounting or charge-back purposes using volume-based reports in hundreds of customizable formats;

—	ability to build policies to enable rapid deployment of services or service changes and automatic distribution of configurations and changes to all managed NetEnforcer units;

—	configuration and policy provisioning of managed NetEnforcers without logging into each device;

—	frontline security enabling easy detection of potential denial of service attacks or network-born security attacks, setting of thresholds, generation of alarms, and automatic execution of corrective actions; and

—	intelligent alarms about abnormal events and automatically invoke corrective actions before problems become costly.

        The addition of our Subscriber Management Platform to NetXplorer enables each of the above features on a per network and per subscriber basis.

        NetXplorer architecture consists of four elements: first, the client element is the NetXplorer graphical user interface application; second, the server element consisting of the actual NetXplorer application, including the database; third, the optional collector element, which assists in collecting large amounts of data from multiple NetEnforcers; and fourth, an agent element that is an add-on to the NetEnforcer that enables it to be managed by the NetXplorer and support all network management functions.

Subscriber Management Platform

        Our Subscriber Management Platform, or SMP, introduced in late 2006, helps service providers build an intelligent service network that knows how to deliver the quality of experience that each subscriber expects, while allowing providers to retain control over network usage. The SMP monitors subscriber behavior to identify, track and report short- or long-term usage trends. Behavior can be tracked on an individual basis or for groups of subscribers. By analyzing these trends, providers can know which services are the most popular and with whom. This allows the provider to quickly roll out new or packaged services based on individual subscriber demand and preferred delivery. The SMP also supports per-subscriber enforcement, enabling providers to rapidly create and deploy tiered service plans that allow different subscribers to have different quality parameters on a per-service basis. This flexible and customized delivery is designed to give each subscriber the exact services and quality of experience that they require.

Technology

        Our expertise in sophisticated DPI-based solutions designed for service provider and enterprise environments is our core technological strength. We have invested significant resources in designing, planning and developing scalable integrated network traffic management solutions that provide a granular level of detail to monitor and control Internet traffic at the single application connection level.

        Our intelligent network products are the result of integrating multiple skill sets into a single solution. These skills include:

—	Multiple application identification. Some application developers are creating new techniques designed to avoid detection and are introducing new versions that change their communication protocols frequently. Accordingly, we have invested heavily in our DPI technology in two principal areas: (1) developing efficient DPI methods, such as searching for signatures, detecting behavior patterns and tracking the progress of application session establishment over multiple packets and flows (“state-full session tracking”) that are used to identify applications, including those that use data encryption, and (2) research, including researching the thousands of applications used in network environments and finding the appropriate detection method for each.

—	High-rate classification and policy matching of IP flows. We have built an embedded system solution and technology that combines special packet processing applications and devices to provide high speed DPI and quality of service processing. The DPI methods we have developed require processing large sequences of packet data, which is more sophisticated than the methods employed by traditional network elements. Our products, and in particular the NetEnforcer AC-1000 and AC-2500, are designed to use network processor technology, which provides fast data packet processing, under very tight memory constraints, large code sizes and complex development environments. We have invested significant time developing, adapting and optimizing our network processor technology to support all necessary functions at the required level of performance.

—	Multiple actions quality-of-service enforcement. Our technology includes the ability to perform a number of quality of service enforcement actions using multiple parameters. Our products use our proprietary per flow queuing algorithm, which implements quality of service control per flow with up to 2 million concurrent sessions using queuing techniques and provides quality of service actions for bandwidth limitation or guarantee, connection block or re-direct or use relative priority in bandwidth allocation, as well combinations of multiple actions.

—	Real-time collection, aggregation, export of traffic statistics. NetEnforcer implements the collection of traffic statistics in real-time for the network traffic passing through the device by counting the byte-volume of traffic per connection, conversation or policy rule. A number of algorithms are implemented to filter and aggregate the collected statistics based on the end-user’s target information and the significance of the data. The implementation takes into account high-scale traffic volume of up to 5 gigabits and 2 million concurrent connections and the fact that the NetEnforcer has to complete an export cycle of the collected statistics in 30-second intervals.

—	Presentation of traffic statistics. Our NetXplorer server collects statistics from multiple NetEnforcers over the network and aggregates the information into a consolidated database for retrieval by the operator. We have developed algorithms for efficient aggregation, storage and retrieval of information so that the server is able to complete a collection cycle with multiple NetEnforcers within the desired time and provides data mining capabilities to the operator with fast response time when producing a report. This includes an optimized collection process and aggregation process, an efficient database scheme and report execution.

Customers

        We have a global, diversified end-customer base consisting primarily of service providers and enterprises. Our direct customers are generally distributors, resellers, OEMs and system integrators, who we refer to as our channel partners. In 2006, we derived 53.5% of our revenues from Europe, the Middle East and Africa, 26.0% from the Americas and 20.5% from Asia and Oceania. We generally only have direct contact with end-customers in the case of larger projects since smaller projects are driven by our channel partners. A single system integrator located in the United Kingdom accounted for 20% of our revenues in 2006, primarily through product sales to NTL. Otherwise, no end-customer accounted for more than 10% of our revenues in 2006.

Channel Partners

        We market and sell our products to end-customers through our channel partners, which include distributors, resellers, OEMs and system integrators. Our channel partners generally purchase our products from us upon receiving orders from end-customers and are responsible for installing and providing initial customer support for our products. As of December 31, 2006, we had approximately 300 channel partners. Our channel partners are located around the world and address most major markets. Our channel partners target a range of end-users, including carriers, alternative carriers, cable operators, private networks, data centers and enterprises in a wide range of industries, including government, financial institutions and education. Our agreements with channel partners that are distributors or resellers are generally for an initial term of one year and automatically renew for successive one-year terms unless terminated. After the first year, such agreements may be terminated by either party upon ninety days prior notice. These agreements are generally non-exclusive and generally contain minimum purchase requirements and we are permitted to terminate the agreement in the event of a failure to meet such targets.

        We offer extensive support to all of our channel partners. This support includes the generation of leads through marketing events, seminars and web-based leads and incentive programs as well as technical and sales training.

        Our sales staff’s direct contact with end-customers consists mainly of developing leads for our channel partners. Substantially all of our sales occur through our channel partners.

Sales and Marketing

        The sales and deployment cycle for our products varies based upon the intended use by the end-customer. The sales cycle for initial network deployment may last between one and three years for large and medium service providers, six to twelve months for small service providers, and one to six months for enterprises. Follow-on orders and additional deployment of our products usually require shorter cycles. Large and medium service providers generally take longer to plan the integration of DPI solutions into their existing networks and to set goals for the implementation of the technology.

        We focus our marketing efforts on product positioning, increasing brand awareness, communicating product advantages and generating qualified leads for our sales organization. We rely on a variety of marketing communications channels, including our website, trade shows, industry research and professional publications, the press and special events to gain wider market exposure.

        We have organized our worldwide sales efforts into the following three territories: North and South America, Europe the Middle East and Africa, and Asia and Oceania. We have regional offices in the U.S., Israel, France, Spain, United Kingdom, Singapore, Japan and China, and a dedicated regional presence in Germany, Italy and Australia. We also maintain a regional presence in Mexico and Brazil.

        As of December 31, 2006, our sales and marketing staff consisted of 46 employees.

Service and Technical Support

        We believe our technical support and professional services capabilities are a key element of our sales strategy. Our technical staff assists in presales activities and advises channel partners on the integration of our solutions into end-user networks. Our basic warranty extended to end-customers through our channel partners is three months for software and twelve months for hardware. End-customers are also offered, through our channel partners, a choice of one year or three-year customer support programs when they purchase our products. These warranties can be renewed at the end of their terms. Our end-customer support plans offer the following features:

—	expedited replacement units in the event of a warranty claim; and

—	software updates and upgrades offering new features and addressing new network applications.

        Our channel partner support plans are designed to maximize network up-time and minimize operating costs. Our channel partners and their end-customers are entitled to take advantage of our around-the-clock technical support which we provide through our four help desks, located in France, Israel, Singapore and the United States. We also offer our channel partners 24-hour access to an external web-based technical knowledge base, which provides technical support information and enables them to support their customers independently and obtain follow up and support from us. We manage our channel partner and customer support efforts through a single database which enables us to track seamlessly any response provided to a channel partner or end-customer from a different office and to escalate automatically any customer inquiry after a predetermined period of time.

Research and Development

        Our research and development activities take place in Israel. As of December 31, 2006, 95 of our employees were engaged primarily in research and development. We devote a significant amount of our resources towards research and development to introduce and continuously enhance products to support our growth strategy. We have assembled a core team of experienced engineers, many of whom are leaders in their particular field or discipline and have technical degrees from top universities and experience working for leading Israeli networking companies. These engineers are involved in advancing our core technologies, as well as in applying these core technologies to our product development activities. Our research and development efforts have benefited from royalty-bearing grants from the Office of the Chief Scientist. The State of Israel does not own any proprietary rights in technology developed with the Office of the Chief Scientist funding and there is no restriction related to the Office of the Chief Scientist on the export of products manufactured using technology developed with Office of the Chief Scientist funding. For a description of restrictions on the transfer of the technology and with respect to manufacturing rights, please see “ITEM 3: Key Information–Risk Factors–The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to comply with such restrictions or these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.”

Manufacturing

        We subcontract the manufacture and repair of our NetEnforcer products to R.H. Electronics, an Israeli manufacturer. This strategy enables us to reduce our fixed costs, focus on our core research and development competencies and provide flexibility in meeting market demand. R.H. Electronics is contractually obligated to use commercially reasonable efforts to provide us with manufacturing services based on agreed specifications, including manufacturing, assembling, testing, packaging and procuring the raw materials for our NetEnforcer devices. We submit advance forecasts of our projected requirements and R.H. Electronics is required to maintain an inventory of components sufficient to support the manufacture of an agreed number of our units beyond these projections. We are not required to provide any minimum orders. Our agreement with R.H. Electronics is automatically renewed annually for additional one-year terms, unless we or R.H. Electronics elect not to renew by giving at least ninety days prior notice to the expiration of any such term. Furthermore, either we or R.H. Electronics may terminate the agreement at any time upon prior notice of one hundred and twenty days. We retain the right to procure independently any of the components used in our products. R.H. Electronics has a U.S. subsidiary to which it can, with the prior consent of the Office of the Chief Scientist, transfer manufacturing of our products if necessary, in which event we may be required to pay increased royalties to the Office of the Chief Scientist. We expect that it would take approximately six months to transition manufacturing of our products to an alternate manufacturer. We are, however, negotiating with candidates for an additional third-party manufacturer.

        We design and develop internally a number of the key components for our products, including printed circuit boards and software. Some of the components used in NetEnforcer are obtained from single or limited sources. Since our products have been designed to incorporate these specific components, any change in these components due to an interruption in supply or our inability to obtain such components on a timely basis would require engineering changes to our products before we could incorporate substitute components. In particular, we purchase the central processing unit for our NetEnforcer AC-400 and our NetEnforcer AC-800 from Intel Corporation and we have agreed to purchase the network processor for our NetEnforcer AC-1000 and our NetEnforcer AC-2500 from Hifn Inc. We carry approximately three to six months of inventory of key components. We also work closely with our suppliers to monitor the end-of-life of the product cycle for integral components, and believe that in the event that they announce end of life, we will be able to increase our inventory to allow enough time for replacing the products. We have been informed by Hifn that it is their general policy to provide their customers with a six-month last-time-buy option and twelve months to take delivery of the product in the event that Hifn decides to discontinue production of the network processor. Product testing and quality assurance is performed by our contract manufacturer using tests and automated testing equipment and according to controlled test documentation we specify. We also use inspection testing and statistical process controls to assure the quality and reliability of our products.

Competition

        Our principal competitors are Cisco Systems (through its acquisition of P-Cube), Sandvine and Ellacoya Networks in the service provider market, and Packeteer in the enterprise market. We also compete in particular geographic areas with a number of smaller local competitors. We also face competition from companies that offer partial solutions addressing only one aspect of the challenges facing broadband providers, such as network monitoring or security. We compete on the basis of product performance, such as speed and number of applications identified, ease of use and installation, and customer support. Price is also an important, although not the principal, basis on which we compete. See “ITEM 3: Key Information–Risk Factors–We may be unable to compete effectively with other companies in our market who offer, or may in the future offer, competing technologies.”

Intellectual Property

        Our intellectual property rights are very important to our business. We believe that the complexity of our products and the know-how incorporated in them makes it difficult to copy them or replicate their features. We rely on a combination of confidentiality and other protective clauses in our agreements, copyright and trademarks to protect our know-how. We also restrict access to our servers physically and through closed networks since our product designs and software are stored electronically and thus are highly portable.

        We customarily require our employees, distributors, resellers, software testers and contractors to execute confidentiality agreements or agree to confidentiality undertakings when their relationship with us begins. Typically, our employment contracts also include the following clauses: assignment of intellectual property rights for all inventions developed by employees, non-disclosure of all confidential information, and non-compete clauses for six months following termination of employment. The enforceability of non-compete clauses in Israel is limited. Because our product designs and software are stored electronically and thus are highly portable, we attempt to reduce the portability of our designs and software by physically protecting our servers through the use of closed networks, which prevent external access to our servers.

        The communications equipment industry is characterized by constant product changes resulting from new technological developments, performance improvements and lower hardware costs. We believe that our future growth depends to a large extent on our ability to be an innovator in the development and application of hardware and software technology. As we develop the next generation products, we intend to pursue patent protection for our core technologies in the telecommunications segment. We plan to seek patent protection in our largest markets and our competitors’ markets, for example in the United States and Europe. As we continue to move into markets, such as Japan, Korea and China, we will evaluate how best to protect our technologies in those markets. We intend to vigorously prosecute and defend the rights of our intellectual property.

        As of December 31, 2006, we had two U.S. patents and two pending patent applications in the United States. We also have one pending counterpart application outside of the United States, filed pursuant to the Patent Cooperation Treaty. We expect to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

        We have obtained U.S. trademark registrations for certain of our key marks that we use to identify our products or services, including “NetEnforcer” and “Allot Communications.”

Government Regulation

        See “ITEM 5: Overview–Government Grants” for a description of grants received from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor.

C.	Organizational Structure

        We conduct our global operations through five wholly-owned subsidiaries: (1) Allot Communications, Inc., headquartered in Eden Prairie, Minnesota; (2) Allot Communication Europe SARL, headquartered in Sophia, France; (3) Allot Communications Japan K.K., headquartered in Tokyo, Japan; (4) Allot Communications (UK) Limited, headquartered in Bedford, England; and (5) Allot Communications (Asia Pacific) Pte. Ltd., headquartered in Singapore. Our U.S. subsidiary commenced operations in 1997 and engages in the sale, marketing and technical support services in the United States of products manufactured by and imported from our company. Our French, U.K., Japanese and Singapore subsidiaries engage in marketing and technical support services of our products in Europe, Japan and Asia Pacific, respectively.

D.	Property, Plants and Equipment

        Our principal administrative and research and development activities are located in a 39,245 square foot (3,646 square meter) facility in Hod-Hasharon, Israel. The lease for this facility commenced in August 2006 and will expire in August 2013. We believe that this facility will be adequate to meet our needs in Israel for at least the next twelve months.

        We also lease a 5,812 square foot (539 square meter) facility in Eden Prairie, MN, for the purposes of our U.S. sales and marketing operations pursuant to a lease that expires in August 2008. We lease other smaller facilities for the purpose of our sales and marketing activities in the U.S., France, the United Kingdom, Singapore, Spain, China and Japan.

ITEM 4A: Unresolved Staff Comments

        Not applicable.

ITEM 5: Operating and Financial Review and Prospects

A.	Operating Results

Overview

        We are a leading designer and developer of broadband service optimization solutions using advanced DPI technology. Our solutions provide broadband service providers and enterprises with real-time, highly granular visibility into, and control of, network traffic, and enable them to efficiently and effectively manage and optimize their networks. End-customers use our solutions to create sophisticated policies to monitor network applications, enforce quality of service policies that guarantee mission-critical application performance, mitigate security risks and leverage network infrastructure investments. Our carrier-class products are used by service providers to offer subscriber-based and application-based tiered services that enable them to optimize their service offerings, reduce churn rates and increase ARPU.

        There has been a rapid proliferation of broadband networks in recent years which has been largely driven by demand from users for faster and more reliable access to the Internet and by the proliferation in the number and complexity of broadband applications. The Internet, which was designed originally to support web surfing and e-mail applications, now supports numerous advanced services, such as interactive gaming, video conferencing and IPTV. In addition, there has been an exponential increase in over-the-top Internet services, such VoIP and video streaming. These new applications are driving large service providers to explore ways to efficiently manage bandwidth resources in view of these and other bandwidth-heavy applications. As a result, a number of these service providers are considering deploying DPI technology in their networks. We believe that large service providers, as well as cable and mobile operators, present a significant market opportunity and are an important element of our long term strategy.

        We were incorporated in late 1996 and commenced operations in 1997. Between 1998 and 2000, we focused primarily on developing our technology and products. In 1998, we shipped our first traffic management product. Between 2000 and 2003, we continued to develop our technology, including through our acquisition of the assets of NetReality, an Israeli manufacturer of traffic management solutions, which increased our customer base and resulted in an enhancement of our engineering capabilities. In 2003, we introduced our NetEnforcer AC-1000 product, which was the first commercially available network traffic management system operating above 1 gigabit full duplex throughput per second. In 2004, we increased our sales and marketing efforts to the service provider market and in late 2004 and in 2005 we accelerated sales to large service providers. In late 2005, we introduced our NetXplorer management application suite, which complements our NetEnforcer system, by adding a centralized management capability, and monitoring and reporting capabilities. In 2006, we introduced the NetEnforcer AC-2500, which supports up to 5 gigabit throughput per second, and our Subscriber Management Platform, which enhances our NetXplorer management application suite to include subscriber management.

        We market and sell our products through our channel partners, which include distributors, resellers, OEMs and system integrators. End customers of our products include carriers, cable operators, wireless and wireline Internet service providers, educational institutions, governments and enterprises.

Revenues

        We generate revenues from two sources: (1) sales of our NetEnforcer network traffic management system and our application suites, including our NetXplorer management application suite, and (2) maintenance and support services, including installation and training. We provide maintenance and support services pursuant to a one- or three-year maintenance and support program, which may be purchased by customers at the time of product purchase or on a renewal basis.

        We recognize revenues from product sales when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with respect to implementation remain, the fee is fixed or determinable, and collection is probable. We grant a one-year hardware warranty and a three-month software warranty on all of our products and record a liability at the time the product’s revenue is recognized. We estimate the liability of possible warranty claims based on our historical experience. Warranty claims have to date been immaterial to our results of operations. We recognize revenues associated with our maintenance and support programs on a straight-line basis over the term of the maintenance and support agreement. See “–Critical Accounting Policies and Estimates–Revenue Recognition” below.

        Customer concentration. We derived approximately 12% of our revenues in 2004, 9% of our revenues in 2005 and 5% of our revenues in 2006 from a single U.S. distributor of our products to other resellers and system integrators in the United States. We derived 16% of our revenues in 2005 and 20% of our revenues in 2006 from a single system integrator for our products in the United Kingdom, primarily in connection with the deployment of our products by NTL Group Limited, a leading United Kingdom cable operator. We expect that sales attributable to NTL will decline significantly as a percentage of revenue in 2007 as deployment of a majority of our products by NTL is completed and as sales to other customers increase.

        Geographical breakdown. The following table sets forth the geographic breakdown of our revenues for the periods indicated:

	Year Ended December 31,
	2004	2005	2006

United Kingdom	12%	25%	25%
United States	35	29	22
Europe (excluding United Kingdom)	26	21	24
Asia and Oceania	20	18	20
Middle East and Africa	4	4	5
Americas (excluding United States)	3	3	4

Total	100%	100%	100%

        The increase in our revenues in the United Kingdom in 2005 and 2006 compared to our revenues in the other areas for the same periods is mainly attributable to sales to a local system integrator, primarily in connection with the deployment of our products by NTL. We expect that the percentage of our revenues from the United Kingdom will return to historical levels in 2007, as deployment of a majority of our products by NTL is completed and as sales in other geographic areas increase.

Cost of revenues

        Our product cost of revenues consists primarily of costs of materials, manufacturing services and overhead, warehousing, testing and royalties paid to the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor. Our services cost of revenues consist primarily of salaries and related personnel costs for our help desk staff. We expect cost of revenues to increase primarily as a result of the increase in our product and service revenues, although we expect our gross margins to be approximately within the range of the last three years.

Operating expenses

        Research and development. Our research and development expenses consist primarily of salaries and related personnel costs, costs for subcontractor services, depreciation, rent and costs of materials consumed in connection with the design and development of our products. We expense all of our research and development costs as they are incurred. Our net research and development expenses are our gross research and development expenses offset by financing through royalty-bearing grants from the Office of the Chief Scientist. Such participation grants are recognized at the time at which we are entitled to such grants on the basis of the costs incurred and included as a deduction of research and development expenses (See “–Government Grants” below). We believe significant investment in research and development is essential to our future success and expect that in future periods our research and development expenses will increase on an absolute basis but decrease as a percentage of revenues as sales increase.

         Sales and marketing. Our sales and marketing expenses consist primarily of salaries and related personnel costs, travel expenses, costs associated with promotional activities such as public relations, conventions and exhibitions, rental expenses, depreciation and commissions paid to third parties. We intend to continue our activities to target the service provider market and therefore we expect that sales and marketing expenses will increase on an absolute basis in the future as we hire additional sales, marketing and engineering personnel, continue to promote our brand and establish marketing channels and sales offices in additional U.S. and international locations. We expect that our sales and marketing expenses will decrease as a percentage of revenues as sales increase.

         General and administrative. Our general and administrative expenses consist primarily of salaries and related personnel costs, rental expenses, costs for professional services and depreciation. We expect these expenses to increase on an absolute basis as we hire additional personnel and incur additional costs related to the growth of our business as well as the costs associated with corporate governance compliance under the Sarbanes-Oxley Act of 2002 and rules implemented by the U.S. Securities and Exchange Commission and Nasdaq, as well as director and officer liability insurance and defending the class action lawsuits filed in the United States District Court for the Southern District of New York against us and certain of our directors and officers. See “ITEM 8: Financial Information–Consolidated Statements and Other Financial Information–Legal Proceedings.”

         Amortization of deferred stock-based compensation. We have granted options to purchase our ordinary shares to our employees and consultants at prices below the fair market value of the underlying ordinary shares on the grant date. These options were considered compensatory because the deemed fair market value of the underlying ordinary shares was greater than the exercise prices determined by our board of directors on the option grant date. The determination of the fair market value of the underlying ordinary shares prior to our initial public offering involved subjective judgment, third party valuations and the consideration by our board of directors of a variety of factors. Because there was no public market for our ordinary shares prior to our initial public offering, the amount of the compensatory charge was not based on an objective measure, such as the trading price of our ordinary shares. As of January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R) “Share Based Payment”, or SFAS No. 123(R), which requires us to expense the fair value of employee stock options. We adopted the fair value recognition provisions of SFAS No. 123(R), using the modified prospective method for grants that were measured using the fair value method and adopted SFAS No. 123(R) using the prospective-transition method for grants that were measured using the Minimum Value method in Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation,” or SFAS No. 123, for either recognition or pro forma disclosures. The fair value of stock-based awards granted after January 1, 2006, was estimated using the binominal model. As a result of adopting SFAS No. 123(R) on January 1, 2006, our net income for the year ended December 31, 2006 is $302,000 lower with a negative effect of $0.02 on basic or diluted earnings per share, than if we had continued to account for stock based compensation under Accounting Principles Board Opinion 25 “Accounting for Stock Issued to Employees”, or APB 25. SFAS No. 123(R) requires the cash flows resulting from the tax deductions in excess of the compensation costs recognized for those stock options to be classified as financing cash flows. An approximately $67,000 excess tax benefit classified as financing cash inflows would have been classified as an operating cash inflow if we had not adopted SFAS No. 123(R).

        In connection with the grant of options, we recorded total stock-based compensation expense of $158,000 in 2004, $305,000 in 2005 and $1.4 million in 2006. In 2006, $15,000, $157,000, $650,000 and $539,000 of our stock-based compensation expense resulted from cost of revenue, research and development expenses, sales and marketing expenses and general and administrative expenses, respectively, based on the division in which the recipient of the option grant was employed. As of December 31, 2006, we had an aggregate of $3.0 million of deferred unrecognized stock-based compensation remaining to be recognized. We estimate that this deferred unrecognized stock-based compensation balance will be amortized as follows: approximately $1.1 million in 2007, approximately $0.9 million in 2008 and approximately $1.0 million in 2009 and thereafter.

Financial income (expenses), net

        Financial income consists primarily of interest earned on our cash balances and other financial investments, foreign currency exchange gains and, to a lesser extent, interest accrued on loans made to employees. Financing expenses consist primarily of amortization of discounts on bank-credit lines, bank fees, foreign currency exchange losses and interest accrued on banks loans.

Corporate Tax

        Israeli companies are generally subject to corporate tax at the rate of 31% of their taxable income in 2006. The rate is scheduled to decline to 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company that derives income from an “Approved Enterprise” designated as such under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law, may be considerably less. Our investment programs in equipment at our facilities in Hod-Hasharon, Israel have been granted Approved Enterprise status under the Investment Law and enjoys certain tax benefits. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2006, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $20 million. Income derived from other sources, other than the “Approved Enterprise,” during the benefit period will be subject to tax at the regular corporate tax rate. For more information about the tax benefits available to us as an Approved Enterprise see “ITEM 10: Additional Information–Taxation and Government Programs–Law for the Encouragement of Capital Investments, 1959.”

NetReality

        In September 2002, we acquired the assets of NetReality, from a receiver pursuant to a court ruling. In consideration for the assets acquired, we granted to NetReality’s receiver a fully-vested warrant to purchase 48,267 Series B preferred shares (with an exercise price of NIS 0.10 per share) and undertook to pay the receiver a minimum of $1 million and maximum of $2.5 million in royalties over a period of five years from the date of the acquisition at the rate of the higher of (1) 7% of sales of the NetReality products and (2) 1% of our total sales. The purchase price was valued at approximately $1.3 million, based on the fair value of the warrant granted, and the minimum commitment of such royalties. We also assumed the commitment to pay royalties to the Office of the Chief Scientist as discussed under the subheading “Government Grants” below. The acquisition increased our customer base and resulted in an enhancement of our engineering capabilities. In the fourth quarter 2004, we decided to cease sales of the NetReality product line, although we continue selling maintenance and support programs relating to the NetReality products. Consequently, an impairment of intangible assets relating to the NetReality acquisition of $0.4 million was recorded to operating expenses at the end of 2004. We do not expect our ongoing sales of maintenance and support programs relating to the NetReality products to be a significant source of revenue in the future.

Government Grants

        Our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist under our approved plans in accordance with the Israeli Law for Encouragement of Research and Development in the Industry, 1984, or the Research and Development Law. Through December 31, 2006, we had applied and received approval for grants totaling $1.8 million from the Office of the Chief Scientist. Under Israeli law and the approved plans, royalties on the revenues derived from sales of all of our products are payable to the Israeli government, generally at the rate of 3.0% during the first three years and 3.5% beginning with the fourth year, up to the amount of the received grants as adjusted for fluctuation in the U.S. dollar/shekel exchange rate. The amounts received after January 1, 1999 bear interest equal to the twelve-month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year. Royalties are paid on our consolidated revenues.

        The government of Israel does not own proprietary rights in knowledge developed using its funding and there is no restriction related to such funding on the export of products manufactured using the know-how. The know-how is, however, subject to other legal restrictions, including the obligation to manufacture the product based on the know-how in Israel and to obtain the Office of the Chief Scientist’s consent to transfer the know-how to a third party, whether in or outside Israel. These restrictions may impair our ability to outsource manufacturing or enter into similar arrangements for those products or technologies and they continue to apply even after we have paid the full amount of royalties payable for the grants.

        If the Office of the Chief Scientist consents to the manufacture of the products outside Israel, the regulations allow the Office of the Chief Scientist to require the payment of increased royalties, ranging from 120% to 300% of the amount of the grant plus interest, depending on the percentage of foreign manufacture. If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be a percentage equal to the percentage of our total investment in our products that was funded by grants. The Research and Development Law further permits the Office of the Chief Scientist, among other things, to approve the transfer of manufacturing or manufacturing rights outside Israel in exchange for an import of certain manufacturing or manufacturing rights into Israel as a substitute, in lieu of the increased royalties.

        The Research and Development Law provides that the consent of the Office of the Chief Scientist for the transfer outside of Israel of know-how derived out of an approved plan may only be granted under special circumstances and subject to fulfillment of certain conditions specified in the Research and Development Law as follows: (a) the grant recipient pays to the Office of the Chief Scientist a portion of the sale price paid in consideration for such Office of the Chief Scientist-funded know-how (according to certain formulas), except if the grantee receives from the transferee of the know-how an exclusive, irrevocable, perpetual unlimited license to fully utilize the know-how and all related rights; (b) the grant recipient receives know-how from a third party in exchange for its Office of the Chief Scientist funded know-how; or (c) such transfer of Office of the Chief Scientist funded know-how arises in connection with certain types of cooperation in research and development activities.

        In connection with the NetReality acquisition, we assumed a commitment to pay royalties to the Office of the Chief Scientist up to the amount of the contingent liabilities derived from the grants that had been received by NetReality prior to the acquisition. Following the acquisition of NetReality, the Office of the Chief Scientist merged the NetReality approved plans with our other approved plans under a unified file. In April 2007, the Office of the Chief Scientist notified us of its decision, per our request, to separate the NetReality related approved plans from other approved plans. The Office of the Chief Scientist also approved the discontinuation of the NetReality related approved plans and as a result the balance of our outstanding contingent obligation to pay royalties will be reduced by approximately $5 million.

        As of December 31, 2006, we had an outstanding contingent obligation to pay royalties in the amount of approximately $6.5 million, including obligations assumed in connection with the purchase of the operations of NetReality.

Factors Affecting Our Performance

        Our business, financial position and results of operations, as well as the period-to-period comparability of our financial results, are significantly affected by a number of factors, some of which are beyond our control, including:

        Size of end-customers and sales cycles. We have a global, diversified end-customer base consisting primarily of service providers and enterprises. We are making efforts to increase our sales to large service providers. The deployment of our products by small and midsize enterprises and service providers can be completed relatively quickly with a limited number of NetEnforcer systems compared to the number required by large service providers. Large service providers take longer to plan the integration of DPI solutions into their existing networks and to set goals for the implementation of the technology. Sales to large service providers are therefore more complicated as they involve a relatively larger number of network elements and solutions, as well as NetEnforcer systems. We expect that significant customer wins in the large service provider market will positively impact future performance. However, our performance is also influenced by sales cycles for our products, which typically fluctuate based upon the size and needs of end-customers that purchase our products. We expect that increased sales to large service providers would result in longer sales cycles which would create unpredictability regarding the timing of our sales and may cause our quarterly operating results to fluctuate if a significant customer defers an order from one quarter to another. Furthermore, longer sales cycles may result in delays from the time we increase our operating expenses and make investments in inventory, until the time that we generate revenue from related product sales.

        Mix between product and service revenues. The following table sets forth information for the periods presented regarding the percentage of our revenues derived from product and service:

	Year Ended December 31,
	2004	2005	2006

Product revenues	80.9%	80.5%	84.2%
Service revenues	19.1	19.5	15.8

Total	100%	100%	100%

        During the period from 2004 to 2005, we increased the percentage of our service revenues compared to product revenues both as a result of the increase in the installed base of our NetEnforcer and NetReality systems and also as a result of increased efforts to drive service contract renewals among end-customers. However, in 2006, the percentage of our service revenues was lower than in 2005, primarily as a result of product sales to a system integrator in the United Kingdom, as part of the deployment of our systems by NTL. In addition, such decrease in the percentage of our service revenues was also due in part to the decrease in sales of maintenance and support services relating to the NetReality products. Our service gross margins have historically been slightly higher than our product gross margins and we believe that our service activities can be scaled to address a larger installed basis without a proportionate increase in cost of services.

        Average selling prices. Our performance is affected by the selling price of our products. We price our products based on several factors, including manufacturing costs, the stage of the product’s life cycle, competition, technical complexity of the product, discounts given to channel partners in certain territories, customization and other special considerations in connection with larger projects. We typically are able to charge the highest price for a product when it is first introduced to the market. We expect that the average selling prices for our products will decrease over the product’s life cycle as our competitors introduce new products and DPI technology becomes more standardized. In order to maintain or increase our current price, we expect that we will need to enhance the functionality of our products by offering higher system speeds, and additional features, such as additional security functions, supporting additional applications and enhanced reporting tools. For example, we sell additional software packages as part of the NetXplorer management application suite, and optional upgrade application suites to the NetEnforcer network traffic management system. We also from time to time introduce higher end models that typically increase our average selling price. To further offset such declines, we sell maintenance and support programs on our products, and as our customer base and number of field installations grows our related service revenues are expected to increase.

        Cost of revenues and cost reductions. We strive to control our cost of revenues in order to maintain and increase our gross margins. Our cost of revenues as a percentage of total revenues was 25.6% for 2004, 23.6% for 2005 and 22.2% for 2006. Our products use off-the-shelf components and typically the prices of such components decline over time. In addition, we make an effort to identify cheaper components of comparable performance and quality, as well as making engineering improvements in our products that will reduce costs. Since our cost of revenues also include royalties paid to the Office of the Chief Scientist, our cost of sales may be impacted positively or negatively by actions of the Israeli government changing the royalty rate. Our products incorporate features that require payment of royalties to third parties.

Critical Accounting Policies and Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty and actual results may differ. Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this annual report. Certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in our industry, information provided by our customers and information available from other outside sources, as appropriate. With respect to our policies on revenue recognition and warranty costs, our historical experience is based principally on our operations since we commenced selling our products in 1998. Our estimates are guided by observing the following critical accounting policies:

        Revenue recognition. We recognize revenues from sales of our products in accordance with the American Institute of Certified Public Accountants’ Statement of Position, or SOP, 97-2, “Software Revenue Recognition,” as modified by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions.” When an arrangement does not require significant production, modification or customization of software or does not contain services considered to be essential to the functionality of the software, revenue is recognized when the following four criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collection is probable.

        We exercise judgment and use estimates in connection with the determination of the amount of product software license and services revenues to be recognized in each accounting period. If collection is not considered probable, revenue is recognized when the fee is collected. We record provisions against revenue for estimated sales returns, sales incentives and warranty allowances on product and service-related sales in the same period as the related revenue is recorded. We also record a provision to operating expenses for bad debts resulting from customers’ inability to pay for the products or services they have received. These estimates are based on historical sales returns, sale incentives, warranty related expenses, and bad debt expense, analyses of credit memo data, and other known factors, such as bankruptcy. If the historical data we use to calculate these estimates do not accurately reflect actual or future returns, sales incentives, warranty related expenses or bad debts, adjustments to these reserves may be required that would increase or decrease revenue or net income.

        Many of our product sales include multiple elements. Such elements typically include several or all of the following: hardware appliance, software licenses, hardware and software maintenance, technical support and training services. For multiple-element arrangements that do not involve significant modification or customization of the software and do not involve services that are considered essential to the functionality of the software, we allocate value to each element based on its relative fair value. We use the residual method to allocate value to each element when sufficient specific objective evidence exists for all undelivered elements, but does not exist for the delivered element, typically the hardware appliance and software license, then the residual method is used to allocate value to each element. Under the residual method, each undelivered element is allocated value based on customer specific objective evidence of fair value for that element, as described above, and the remainder of the total arrangement fee is allocated to the delivered element(s). If sufficient customer specific objective evidence does not exist for all undelivered elements and the arrangement involves rights to unspecified additional software products, all revenue is recognized ratably over the term of the arrangement. If the arrangement does not involve rights to unspecified additional software products, all revenue is initially deferred until typically the only remaining undelivered element is software maintenance or technical support, at which time the entire fee is recognized ratably over the remaining maintenance or support term.

         Accounting for Stock-Based Compensation. Effective January 1, 2006, we adopted SFAS No. 123(R), which supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the statement of income based on their fair values. We elected the modified-prospective method and therefore prior periods were not restated. Under the modified-prospective method, compensation costs recognized in 2006 include also compensation costs for all share-based payments granted prior to, but not yet vested, as of December 31, 2006. In 2006, we recognized equity-based compensation expense under SFAS No. 123(R) in the amount of $1.36 million. When calculating this equity-based compensation expense we took into consideration awards that are ultimately expected to vest. Therefore, this expense has been reduced for estimated forfeitures. In our pro forma information required under SFAS No. 123 for the periods prior to fiscal 2006, we accounted for forfeitures as they occurred. We elected to apply the intrinsic value-based method prescribed in APB Opinion No. 25 for our equity-based compensation to employees and directors and provide the pro forma disclosure provisions of SFAS No. 123, as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS No. 123.” As such, we computed and recorded compensation expense for grants whose terms were fixed with respect to the number of shares and option price only if the market price on the date of grant exceeded the exercise price of the stock option. The compensation cost for the fixed plans was recorded over the period the employee performs the service to which the stock compensation relates.

        Inventories. We value our inventories at the lower of cost or estimated market value, cost being determined on the basis of the average cost method for raw materials, manufacturing costs and indirect allocable costs. We estimate market value based on our current pricing, market conditions and specific customer information. We write off inventory for slow-moving items or technological obsolescence. We also assess our inventories for obsolescence based upon assumptions about future demand and market conditions. Once inventory is written off, a new cost basis for these assets is established for future periods. Inventory write offs totaled $0.4 million in 2004, $0.2 million in 2005 and $0.3 million in 2006.

Recent Accounting Pronouncements

        In July 2006, the Financial Accounting Standards Board, or the FASB, issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109,” or FIN 48. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (that is, the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement. FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, “Accounting for Income Taxes,” or FAS 109. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. The Company does not anticipate any material impact on its consolidated financial statements upon the adoption of FIN 48.

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” or SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 will become effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not anticipate any material impact on our consolidated financial statements upon the adoption of this standard.

        In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” or SFAS No. 159. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS No. 159‘s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We are currently evaluating the impact of adopting SFAS No. 159.

Results of Operations

        The following table sets forth our statements of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2004	2005	2006

Revenues:
Products	80.9%	80.5%	84.2%
Service	19.1	19.5	15.8
Total revenues	100.0	100.0	100.0
Cost of revenues:
Products	21.8	19.5	18.8
Services	3.8	4.1	3.4
Total cost of revenues	25.6	23.6	22.2
Gross profit	74.4	76.4	77.8
Operating expenses:
Research and development, net	21.9	25.8	22.1
Sales and marketing	55.9	51.7	45.3
General and administrative	11.5	10.4	10.2
Impairment of intangible assets	2.0	-	-

Total operating expenses	91.3	87.9	77.5

Operating income (loss)	(16.9)	(11.5)	0.3
Financing and other income (expenses), net	(1.3)	0.2	1.9

Income (loss) before income tax benefit (expense)	(18.2)	(11.3)	2.2
Income tax benefit (expense)	-	1.0	0.3

Net income (loss)	(18.2)	(10.3)	1.8

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues

        Products. Product revenues increased by $10.3 million, or 56%, to $28.8 million in 2006 from $18.5 million in 2005. The majority of our product revenues in 2006 was derived from sales of the NetEnforcer AC-1000 and AC-2500, which are targeted primarily at large and medium service providers. Product revenues for 2006 also include $6.9 million of sales to a single system integrator compared to $3.7 million of sales to the same system integrator in 2005. We expect the share of the AC-2500 within the mix of our product sales to be greater in 2007 compared to 2006, the year in which the AC-2500 was first made generally available to the market, due to increased market acceptance of that product.

        Services. Service revenues increased by $0.9 million, or 20%, to $5.4 million in 2006 from $4.5 million in 2005. The increase in service revenues resulted primarily from a larger product base covered by maintenance and support contracts. The increase in service revenues was partially offset by a decrease of sales of maintenance and support programs related to NetReality’s legacy products in 2006 compared to 2005. Service revenues as a percentage of sales decreased in part due to sales to NTL, which, as of December 31, 2006, had not included maintenance and support contracts typically associated with our product sales.

        Revenues from products, which comprised 84.2% of our total revenues in 2006, increased by 3.7% compared to 2005, while the balance of our revenues were attributable to service revenues. We expect the mix between product and service revenues in 2007 to return to the levels of 2004 and 2005.

        Cost of revenues and gross margin

        Products. Cost of product revenues increased by $1.9 million, or 44%, to $6.4 million in 2006 from $4.5 million in 2005. This increase resulted primarily from increased expenditure of $1.1 million on materials due to an increased number of units sold, and an increase of $0.4 million in royalty expense accrued or paid to the Office of the Chief Scientist. Product gross margin was 77.6% in 2006 compared to 75.8% in 2005. This increase resulted from higher priced modules accounting for a greater proportion of total sales.

        Services. Service cost of revenues increased by $0.3 million, or 24%, to $1.2 million in 2006 from $0.9 million in 2005. This increase resulted from an increase of $0.2 million in post-sales support expenses as a result of employing additional post-sale support engineers and salary increases. Services gross margin was 78.4% in 2006 compared to 79.0% in 2005.

        Total gross margin was 77.8% in 2006 compared to 76.4% in 2005.

Operating expenses

         Research and development. Gross research and development expenses increased by $2.6 million, or 46.3%, to $9.3 million in 2006 from $6.7 million in 2005. This increase was primarily due to the hiring of additional research and development staff as well as increased salaries. These increases were driven by the development of new products, such as our NetXplorer management application suite and the initial development of our new ATCA-based 10G platform. We expect gross research and development expenses to increase in 2007 both on an absolute basis and as a percentage of revenues primarily due to our anticipated continued development efforts for our next generation products.

        Research and development expenses, net of received and accrued grants from the Office of the Chief Scientist, increased by $1.6 million, or 27.1%, to $7.5 million in 2006 from $5.9 million in 2005. Grants totaled $1.8 million in 2006 compared to $0.7 million in 2005. The increase in grants received was due to a larger grant approved by the Office of the Chief Scientist. Research and development expenses as a percentage of revenues decreased to 22.1% in 2006 from 26% in 2005.

         Sales and marketing. Sales and marketing expenses increased by $3.6 million in 2006, or 30.0%, to $15.5 million in 2006 from $11.9 million in 2005. This increase resulted from an increase of $0.9 million due primarily to the hiring of additional sales, marketing and engineering personnel to provide broader geographical coverage and increased focus on the service provider market, an increase of $0.6 million in amortization of stock-based compensation and an increase of $0.3 million in expenses relating to cooperative advertising expenses, public relations and advertising. Sales and marketing expenses as a percentage of revenues decreased to 45.3% in 2006 from 52% in 2005. We expect the sales and marketing expenses to increase in 2007 on an absolute basis and as a result of our efforts to expend our global presence, and the hiring of additional sales and marketing personnel aimed to increase sales to large service providers.

         General and administrative. General and administrative expenses increased by $1.1 million, or 45.6%, to $3.5 million in 2006 from $2.4 million in 2005. This increase resulted from an increase of $0.2 million due primarily to the hiring of additional personnel as well as salary increases, an increase of $0.2 million in expenses related to professional services and increase of $0.5 million in amortization of stock-based compensation. General and administrative expenses as a percentage of revenues were 10% in 2006 maintaining similar level as in 2005. We expect general and administrative expenses to increase in 2007 on an absolute basis and as a percentage of revenues as we incur costs associated with corporate governance compliance under the Sarbanes-Oxley Act of 2002 and rules of the U.S. Securities and Exchange Commission and Nasdaq, as well as director and officer liability insurance and defending the class action lawsuits filed in the United States District Court for the Southern District of New York against us and certain of our directors and officers. See “ITEM 8: Financial Information–Consolidated Statements and Other Financial Information–Legal Proceedings.”

         Financial and other income (expenses), net. Financial and other income, net was $630,000 in 2006 compared to $45,000 in 2005. The increase in financial and other income resulted from an increase of $641,000 related to interest received on cash balances. We expect financial and other income, net to increase in 2007 as a result of anticipated income related to the investment of the proceeds from our initial public offering.

         Income tax benefit (expense). Income tax expense was $111,000 in 2006 compared to income tax benefit of $218,000 in 2005. The income tax expense in 2006 was attributable to a reversal of deferred income tax asset and taxable income in the U.S. subsidiary.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues

        Products. Product revenues increased by $3.9 million, or 26%, to $18.5 million in 2005 from $14.6 million in 2004. The majority of our product revenues in 2005 was derived from sales of the NetEnforcer AC-1000, which is targeted primarily at service providers, and the balance from sales of the NetEnforcer AC-400 and AC-800. While we experienced growth in sales from all NetEnforcer models, the rate of growth of the NetEnforcer AC-400 and AC-800 was slower than in previous years as we shifted our focus to the service provider market. Products revenues for 2005 also include $3.7 million of sales to a single system integrator compared to $0.6 million of sales to the same system integrator in 2004.

        The increase in NetEnforcer sales was partially offset by a decrease of sales of NetReality’s legacy products which accounted for sales of $1.0 million in 2004 compared to $0.1 million of sales in 2005. At the end of 2004, we decided to cease selling NetReality’s product line, although we continue selling maintenance and support programs relating to the NetReality products.

        Services. Service revenues increased by $1.1 million, or 30%, to $4.5 million in 2005 from $3.4 million in 2004. The increase in service revenues resulted primarily from a larger product base covered by maintenance and support contracts. The increase in service revenues was partially offset by a decrease of sales of maintenance and support programs related to NetReality’s legacy products in 2004 compared to 2005.

Cost of revenues and gross margin

        Products. Cost of product revenues increased by $0.5 million, or 14%, to $4.5 million in 2005 from $4.0 million in 2004. This increase resulted primarily from increased expenditure of $0.5 million on materials which was partially offset by a write off of $0.2 million primarily related to NetReality inventories, and an increase of $0.2 million in royalties paid to the Office of the Chief Scientist. Product gross margin was 75.8% in 2005 compared to 73.1% in 2004. This increase resulted from higher priced modules accounting for a greater proportion of total sales, as well as lower relative fixed costs and decreased inventory write-offs compared to 2004.

        Services. Service cost of revenues increased by $0.2 million, or 38%, to $0.9 million in 2005 from $0.7 million in 2004. This increase resulted from an increase of $0.2 million in post-sales support expenses as a result of employing additional post-sale support engineers and salary increases. Services gross margin was 79.0% in 2005 compared to 80.3% in 2004.

        Total gross margin was 76.4% in 2005 compared to 74.4% in 2004.

Operating expenses

         Research and development. Gross research and development expenses increased by $1.8 million, or 37%, to $6.7 million in 2005 from $4.9 million in 2004. This increase resulted from an increase of $1.4 million due primarily to the hiring of additional research and development staff as well as increased salaries, an increase of $0.2 million due to additional materials consumed and an increase of $0.1 million due to additional subcontractor work. These increases were driven by the development of new products, such as our NetXplorer management application suite and the initial development of our new ATCA-based 10G platform.

        Research and development expenses, net of received and accrued grants from the Office of the Chief Scientist, increased by $1.9 million, or 50%, to $5.9 million in 2005 from $4.0 million in 2004. Grants totaled $0.7 million in 2005 compared to $0.9 million in 2004. The decrease in the size of grants received and accrued in 2005 compared to 2004 was primarily due to unfavorable changes in the currency exchange rates between the shekel and the U.S. dollar as well as an adjustment in 2005 of the grant allowance for 2004. Research and development expenses as a percentage of revenues increased to 26% in 2005 from 22% in 2004.

         Sales and marketing. Sales and marketing expenses increased by $1.8 million in 2005, or 18%, to $11.9 million in 2005 from $10.1 million in 2004. This increase resulted from an increase of $1.1 million due primarily to the hiring of additional sales, marketing and engineering personnel to provide broader geographical coverage and increased focus on the service provider market, an increase of $0.2 million in commissions paid to third parties, an increase of $0.2 million in amortization of stock-based compensation and an increase of $0.1 million in expenses relating to cooperative advertising expenses, public relations and advertising. Sales and marketing expenses as a percentage of revenues decreased to 52% in 2005 from 56% in 2004.

         General and administrative. General and administrative expenses increased by $0.3 million, or 14%, to $2.4 million in 2005 from $2.1 million in 2004. This increase resulted from an increase of $0.1 million due primarily to the hiring of additional personnel as well as salary increases and an increase of $0.1 million in expenses related to professional services. General and administrative expenses as a percentage of revenues decreased to 10% in 2005 from 12% in 2004.

Impairment of intangible assets

        Impairment of intangible assets was $0.4 million in 2004 and zero in 2005. This decrease resulted from the impairment at the end 2004 of most of the intangible assets acquired in connection with our acquisition of the assets of NetReality in 2002.

Financial and other income (expenses), net

        Financial and other income, net was $45,000 in 2005 compared to financial and other expenses, net of $241,000 in 2004. The increase in financial and other income resulted from an increase of $0.1 million related to interest received on cash balances and decrease of $0.3 million related to amortization of discount on bank credit-lines.

Income tax benefit (expense)

        Income tax benefit was $218,000 in 2005 compared to income tax expense of $3,000 in 2004. The income tax benefit in 2005 was attributable to deferred income tax asset recognized by our U.S. subsidiary.

B.	Liquidity and Capital Resources

        From inception until consummation of our initial public offering we financed our operations primarily through private placements of our equity securities and, to a lesser extent, through borrowings from financial institutions. Sales of our equity securities prior to the consummation of our initial public offering resulted in net proceeds to us of approximately $42.2 million, net of issuance expenses. We received net proceeds of $70.5 million from our initial public offering in November 2006.

        As of December 31, 2006, we had $7.1 million in cash and cash equivalents and $76.1 million in marketable securities. As of December 31, 2006, our working capital, which we calculate by subtracting our current liabilities from our current assets, was $75.7 million.

        By subcontracting our manufacturing and component supply chain activities to a third party subcontractor, we minimize our working capital requirements. Based on our current business plan, we believe that the net proceeds from our initial public offering, together with our existing cash balances and cash generated from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next twelve months. If our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange additional debt financing. In addition, we may seek to sell additional equity or arrange debt financing to give us financial flexibility to pursue attractive acquisition or investment opportunities that may arise in the future, although we currently do not have any acquisitions or investments planned.

        Operating activities. Net cash provided by operating activities in 2006 was $1.3 million and was generated primarily from our net revenues of $0.6 million adjusted for non-cash expenses of $2.3 million and by an increase in trade and other accounts payable of $2.8 million, an increase of $1.1 million in deferred revenues, partially offset by an increase of $2.3 million in trade receivables, an increase of $2.1 million in inventories, and by an increase of $1.1 million in other receivables and prepaid expenses and other assets due to prepaid payments for the lease on our new offices in Hod-Hasharon, Israel. Net cash provided by operating activities in 2005 was $0.2 million and was generated primarily by an increase of $1.3 million in deferred revenues and an increase in trade and other accounts payable of $1.1 million, partially offset by our net loss of $2.4 million adjusted for non-cash expenses of $0.9 million. Net cash used in operating activities in 2004 was $1.7 million and resulted primarily from our net loss of $3.3 million adjusted for non-cash expenses of $1.1 million and an increase of $0.6 million in trade receivables, partially offset by an increase of $0.8 million in deferred revenues.

         Investing activities. Net cash used in investing activities in 2006 was $73.9 million, primarily due to investments in available-for-sale marketable securities in the amount of $104.1 million, partially offset by proceeds from sale of available-for-sale marketable securities in the amount of $32.5 million, and $2.1 million of the capital investments primarily in research and development equipment and in leasehold improvement of our offices in Hod-Hasharon, Israel. Net cash used in investing activities in 2005 was $0.4 million and consisted primarily of $0.7 million of capital investments primarily in research and development equipment partially offset by net proceeds from sale of marketable securities. Net cash used in investing activities in 2004 was $5.5 million and consisted primarily of $4.9 million invested in marketable securities and $0.6 million of capital investments primarily in research and development equipment.

        We expect that our capital expenditures will total approximately $2.0 million in 2007. We anticipate that these capital expenditures will be primarily related to further investments in research and development equipment of our next generation products and in leasehold improvements.

         Financing activities. Net cash provided by financing activities in 2006 was $76 million and was generated by the issuance of share capital. Net cash used in financing activities in 2005 was $0.1 million resulting primarily from the repayment of $0.2 million of indebtedness partially offset by funds received from option exercises. Net cash provided by financing activities in 2004 was $7.7 million generated by the issuance of share capital of $7.9 million partially offset by repayment of $0.2 million of indebtedness.

C.	Research and Development, Patents and Licenses

        Our research and development activities take place in Israel. As of December 31, 2006, 95 of our employees were engaged primarily in research and development. We devote a significant amount of our resources towards research and development to introduce and continuously enhance products to support our growth strategy.

        Our research and development efforts have benefited from royalty-bearing grants from the Office of the Chief Scientist. The State of Israel does not own any proprietary rights in technology developed with the Office of the Chief Scientist funding and there is no restriction related to the Office of the Chief Scientist on the export of products manufactured using technology developed with Office of the Chief Scientist funding. For a description of restrictions on the transfer of the technology and with respect to manufacturing rights, please see “ITEM 3: Key Information–Risk Factors–The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to comply with such restrictions or these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.”

        Total research and development expenses, before royalty bearing grants, were approximately $4.9 million, $6.7 million and $9.3 million in the years ended December 31, 2004, 2005 and 2006, respectively. Royalty bearing grants amounted to $0.9 million, $0.7 million and $1.8 million in 2004, 2005 and 2006, respectively.

D.	Trend Information

        See “ITEM 5: Operating and Financial Review and Prospects” above.

E.	Off Balance Sheet Arrangements

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Contractual and Other Commitments

        The following table of our material contractual and other obligations known to us as of December 31, 2006, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period (in thousands of U.S. dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years

Operating leases - offices(1)	$3,230	$615	$1,004	$943	$668
Operating leases - vehicles	1,657	785	856	16	-
Accrued severance pay(2)	2,377	-	-	-	2,377

Total	$7,264	$1,400	$1,860	$959	$3,045

(1)	Consists primarily of an operating lease for our facilities in Hod-Hasharon, Israel, as well as operating leases for facilities leased by our subsidiaries.
(2)	Accrued severance pay relates to obligations to our Israeli employees as required under Israeli labor laws. These obligations are payable, among others, upon termination, retirement or death of the respective employee.

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

        Our directors and executive officers, their ages and positions as of June 1, 2007, are as follows:

Name	Age	Position

Directors
Yigal Jacoby	46	Chairman of the Board
Rami Hadar	43	Director, Chief Executive Officer and President
Yossi Sela(1)	55	Director
Dr. Eyal Kishon(1)(2)	46	Director
Shai Saul(1)	45	Director
Nurit Benjamini(1)(2)	40	Director
Hezi Lapid(2)	59	Director

Executive Officers
Adi Sapir	36	Chief Financial Officer
Amir Weinstein	46	Executive Vice President - Products and Technology
Anat Shenig	38	Vice President - Human Resources
Andrei Elefant	33	Vice President - Product Management
Elazar (Azi) Ronen	45	Executive Vice President - Corporate Development
Jay Klein	43	Vice President - Chief Technology Officer
Menashe Mukhtar	47	Vice President - International Sales
Pini Gvili	41	Vice President - Operations
Ramy Moriah	51	Vice President - Customer Care and Information Technology
Sharon Hess	53	Vice President - Marketing
Vin Costello	50	Vice President and General Manager - The Americas

(1)	Member of our compensation and nominating committee.
(2)	Member of our audit committee.

Directors

        Yigal Jacoby co-founded our company in 1996 and serves as Chairman of our board of directors. Prior to co-founding Allot, Mr. Jacoby served as General Manager of Bay Network’s Network Management Division in Santa Clara from 1996 to 1997. In 1992, he founded Armon Networking, a manufacturer of RMON-based network management solutions, which was sold to Bay Networks in 1996. He also held various engineering and marketing management positions at Tekelec, a manufacturer of Telecommunication monitoring and diagnostic equipment, including Director, OSI & LAN Products from 1989 to 1992 and Engineering Manager from 1987 to 1989. Mr. Jacoby has founded several startups in the communications field and served on their boards. Mr. Jacoby has a B.A., cum laude , in Computer Science from Technion – Israel Institute of Technology and an M.Sc. in Computer Science from University of Southern California.

        Rami Hadar has served as our Chief Executive Officer and President since 2006 and is a member of our board of directors. Prior to joining us, Mr. Hadar founded CTP Systems, a developer of cordless telephony systems in 1989 and served as Chief Executive Officer until its acquisition by DSP Communications in 1995. Mr. Hadar continued with DSP Communication’s executive management team for two years, and thereafter, in 1999, the company was acquired by Intel. In 1997, Mr. Hadar co-founded Ensemble Communications, a pioneer in the broadband wireless space and the WiMax standard, where he served as Executive Vice President of Sales and Marketing until 2002. Mr. Hadar also served as Chief Executive Officer of Native Networks from 2002 to 2005. Mr. Hadar holds a B.Sc. in Electrical Engineering from Technion – Israel Institute of Technology.

        Yossi Sela has served as a director since 1998. Mr. Sela is the Managing Partner of Gemini Israel Funds, a leading Venture Capital fund, which invests primarily in seed and early stage Israeli technology companies. In this capacity, Mr. Sela sits on the board of a number of Gemini portfolio companies, including Adimos Inc., Saifun Semiconductors Ltd., and IXI Mobile, Ltd. Mr. Sela’s past board positions include CommTouch Software Ltd., Precise Software Solutions Ltd. and Envara Inc. In 1995, he served as the Chief Executive Officer of Ornet Data Communication Technologies Ltd., which was a Gemini portfolio company. Mr. Sela led that company until its acquisition by Siemens AG in September 1995. From 1990 to 1992, Mr. Sela served as Vice President of Marketing at DSP Group, an American-Israeli company specializing in proprietary Digital Signal Processing for consumer and telecommunication applications. He later served as VP Marketing at DSP Communications, Inc., a spin-off of DSP Group. From 1985 to 1989, Mr. Sela worked at Daisy Systems Inc. where he was Director for CAD Development and PCB Marketing Manager for Europe. From 1974 to 1984, he served in the Israel Defense Forces and was responsible for the definition and development of systems for communication applications. Mr. Sela holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology and an M.B.A. from Tel Aviv University.

        Dr. Eyal Kishon has served as a director since 1998. In 1996, Dr. Kishon co-founded Genesis Partners, an Israeli technology-driven venture capital fund, and currently serves as Founder and Managing Partner. From 1993 to 1996, Dr. Kishon served as the Associate Director of the Polaris Fund, now Pitango. Prior to that, Dr. Kishon served as Chief Technology Officer at Yozma Venture Capital from 1992 to 1993. From 1991 to 1992, he worked at the IBM Research Center, and from 1989 to 1991 he worked at the AT&T Bell Laboratories’ Robotics Research Department. Dr. Kishon also serves as a director of AudioCodes Ltd. (NASDAQ: AUDC) and Celtro Inc. He holds a Ph.D. in Computer Science and Robotics from the Courant Institute of Mathematical Sciences at New York University and a B.A. in Computer Science from the Technion – Israel Institute of Technology. Dr. Kishon has written a number of scientific publications and holds a patent for signature verification for interactive security systems.

        Shai Saul has served as a director since 2000. Mr. Saul is currently Managing General Partner of Tamir Fishman Ventures. During 2001, he acted as interim-CEO for CopperGate Communications. From 1994 to 1999, Mr. Saul acted as Executive Vice President for Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), a leading provider of digital security solutions. From 1993 to 1994, he served as Chief Executive Officer of Ganot Ltd. Mr. Saul also serves as Chairman of the Board of CopperGate Communications and as member of the board of Lanoptics Ltd. (NASDAQ: LNOP). Mr. Saul holds an LL.B. from Tel Aviv University.

        Nurit Benjamini has served as an outside director since 2007. Ms. Benjamini has served as the Chief Financial Officer of Compugen Ltd. (NASDAQ: CGEN) since 2000. Prior to her position with Compugen Ltd., from 1998 to 2000, Ms. Benjamini served as the Chief Financial Officer of Phone-Or Ltd. Between 1993 and 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN). Ms. Benjamini holds a B.A. in Economics and Business and an M.B.A. in Finance, both from Bar Ilan University, Israel.

        Hezi Lapid has served as an outside director since 2007. Mr. Lapid currently serves as the Chairman of the boards of directors of Surf Communications Solutions Ltd., Civcom Inc. and Axerra Networks, inc., and as a director of MainNet Communications Ltd. Between 2000 and 2003, Mr. Lapid served as President and Chief Executive Officer of InnoWave Wireless Systems Ltd. (a subsidiary of ECI Telecom Ltd. (NASDAQ: ECIL)). Prior to that, in 2000 Mr. Lapid served as the Chief Executive Officer of C. Mer Industries Ltd. Between 1995 and 2000, Mr. Lapid served as General Manager of the Network Systems Divisions and Corporate Vice President of ECI Telecom Ltd. Mr. Lapid holds a B.Sc. in Electrical Engineering from Ben-Gurion University, Israel and an M.Sc. in Management and Information Systems from Tel Aviv University, Israel.

Executive Officers

        Adi Sapir joined our company in 1998 and has served as our Chief Financial Officer since then. Prior to joining us, from 1996 to 1998, Mr. Sapir worked for Teva Pharmaceutical Industries (NASDAQ: TEVA), a global pharmaceutical company specializing in the development, production and marketing of generic and proprietary branded pharmaceuticals as well as active pharmaceutical ingredients, as a Controller for the Israel and International Divisions. Mr. Sapir is a certified public accountant in Israel and holds a B.A. in Accounting and a B.A. in Economics from Tel Aviv University.

        Amir Weinstein joined our company in 2005 and has served as our Executive Vice President – Products and Technology since then. Prior to that, in 1999, Mr. Weinstein co-founded Business Layers, now Netegrity, a provisioning company, providing workflow and IT provisioning solutions to enterprises, and held the position of General Manager until 2004. Mr. Weinstein has held several other senior management positions, including Vice President of Engineering at Nortel Networks, a phone and data communication company from 1996 to 1999. Amir holds a B.Sc. in Computer Science and Mathematics from Bar Ilan University and M.Sc. in Computer Science from UCLA.

        Anat Shenig joined our company in 2000 and has served as Vice President – Human Resources since 2007. She is responsible for human resources recruiting, welfare policy and employees’ training. Prior to joining us, Ms. Shenig served as Human Resource Manager for Davidoff insurance company and as an organizational consultant for Aman Consulting. Ms. Shenig holds bachelor degrees in Psychology and Economics from Tel Aviv University and an M.B.A. in organizational behavior from Tel Aviv University.

        Andrei Elefant joined our company in 2000 and has served as VP Product Management since 2007. Mr. Elefant is responsible for product management, product marketing and strategic project management. Prior to joining us, Mr. Elefant served as officer in the Israeli air force. Mr. Elefant holds a B.Sc. in Mechanical Engineering from the Technion – Israel Institute of Technology and an M.B.A. from Tel-Aviv University.

        Elazar (Azi) Ronen has served as our Executive Vice President – Corporate Development since 2005 and served as Executive Vice President – Technology and Marketing from 1999 to 2005. Prior to joining us, from 1998 through 1999, Mr. Ronen was the Vice President of Marketing at VocalTec Communications, a vendor of VoIP networking equipment. Previously, he was the Vice President of Research and Development at RADLINX, a member of the RAD group, a vendor of remote access servers and fax over IP networking equipment from 1990 to 1998. Mr. Ronen has a B.Sc., cum laude, in Computer Sciences from the Technion – Israel Institute of Technology.

        Jay Klein joined our company in 2006 and has served as VP and CTO as of 2007. Mr. Klein is responsible for driving our technology strategy, expanding our core algorithmic competence and driving intellectual property development, industry standards involvement and academic cooperation. Prior to joining us, between 2004 and 2006 Mr. Klein served as VP at DSPG (VoIP and multimedia silicon solutions) where he was responsible for strategic technology acquisitions. Between 1997 and 2003 Mr. Klein was Co-Founder and CTO of Ensemble Communications, a wireless access systems manufacturer and was one of the founders and creators of WiMAX and IEEE 802.16. Prior to that, between 1993 and 1997 he served as CTO and VP of R&D at CPT Systems, a cellular systems manufacturer, which was acquired by DSP Communications and later by Intel. Mr. Klein holds a B.Sc. in Electrical and Electronic Engineering from Tel-Aviv University.

        Menashe Mukhtar joined our company in 1999 and has served as our Vice President – International Sales since 2001. From 1993 to 1996, he was the Sales and Marketing Manager for the Far East and Japan at LANNET, now Avaya Technologies. Prior to LANNET, from 1991 to 1993, Mr. Mukhtar held the position of Customer Support Manager for the Far East at Orbotech Systems and was a developer and manufacturer of Automatic Optical Inspection (AOI) systems for the PCB and flat panel displays industries. Mr. Mukhtar holds a B.Sc. in Electronic Engineering from Tel Aviv University.

        Pini Gvili has served as our Vice President – Operations since 2006. Prior to joining us, from 2004 to 2006, he served as Vice President Operations for Celerica, a start-up company specializing in solutions for cellular network optimization. From 2001 to 2004, he was the Vice President – Operations and IT at Terayon Communication Systems, and from 1998 to 2000, held the position of Manager of Integration and Final Testing at Telegate. He was also a hardware/software engineer at Comverse/Efrat, a world leader of voice mail and digital recording systems, from 1994 to 1997. Mr. Gvili has a B.Sc. in computer science from Champlain University and was awarded a practical electronics degree from ORT Technical College.

        Ramy Moriah has served as our Vice President – Customer Care & IT since 2005. Prior to joining us, Mr. Moriah was a founding member of Daisy System’s Design Center in Israel, in 1984. From 1991 to 1994, he held the position of Manager of Software Development at Orbot Instruments, a world leader of Automatic Optical Inspection manufacturer for the VLSI Chip Industry. Mr. Moriah was also the acting General Manager at ACA, 3D CAD/solid modeling software for architecture from 1995 to 1997, and served there as Vice President – Research and Development from 1995 to 1997. Mr. Moriah holds a B.Sc., cum laude , in Computer Engineering from the Technion – Israel Institute of Technology and an M.Sc. in Management and Information Systems from the Tel Aviv University School of Business Administration.

        Sharon Hess has served as our Vice President of Marketing since 2005. Prior to joining us, she served as Principal of the Hess MarkITing Company from 1999 to 2005. From 1997 to 1999, Ms. Hess served as Vice President of Corporate Marketing at Tadiran Telecommunications, one of the largest Israeli high tech firms for developing and manufacturing telecommunication equipment. Tadiran Telecom was acquired by ECI Telecom. From 1995 to 1997, Ms. Hess served as Marketing Director at Algorithmic Research, and from 1995 to 1996 she was a Director of Marketing Programs EMEA at Madge Networks after Madge had acquired LANNET. She also served as Director of Marketing Communications at LANNET, from 1992 to 1995, now Avaya Technologies. She is a project faculty member and mentor to the Wharton School of Management/Recanati Tel Aviv University M.B.A. program and holds a B.A. with honors in Communications Studies from Concordia University.

        Vin Costello has served as VP and & General Manager – Americas since 2006. Mr. Costello began his career with NYNEX and rapidly rose through the ranks achieving the title of Vice President, Business Network Solutions and Vice President Global Sales. Mr. Costello founded and headed NYNEX Network Integration and upon the merger with Bell Atlantic, was named President and CEO of Bell Atlantic Network Integration. Mr. Costello departed Verizon for an optical networking start-up where he served as VP of Sales and assisted Corvis Corporation, in their successful initial public offering. Mr. Costello was subsequently named VP and General Manager of the Managed Storage Division after Corvis purchased Broadwing and reinvented itself as a service provider. Mr. Costello holds a B.Sc. in Computer Applications and Information Systems as well as Business Management (double major) from New York University and earned an M.Sc. in Telecommunications and Computing Management from Polytechnic University.

B.	Compensation of Officers and Directors

        The aggregate direct compensation we paid to our officers as a group for the year ended December 31, 2006 was $1.8 million, which included $0.3 million that was set aside or accrued to provide for pension, retirement, severance or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

        In 2006, none of our directors received any cash compensation for his or her services as a director other than reimbursement of expenses.

        The compensation of our outside directors was approved by our audit committee, board of directors and shareholders on February 21, 2007. Each such outside director receives (a) an annual payment of $10,000, to be paid in four equal installments of $2,500, at the beginning of each calendar quarter with respect to the preceding quarter (with a pro-rata payment for the first and last calendar quarters of service, to the extent the outside director did not serve as such during the entire calendar quarter), and (b) options to purchase 15,000 ordinary shares of the Company, which vest over a period of three years, such that 1/12 of the options shall vest at the end of each three-month period from the date of their grant with an exercise price equal to $9.70 (the closing sale price of our ordinary shares as quoted on the Nasdaq Global Market on February 22, 2007); All other terms and conditions pertaining to the grant of the options are in accordance with, and subject to, our “2006 Incentive Compensation Plan” and our standard option agreement executed by each director and by Allot. See “–Ownership–Employee Benefit Plans–The 2006 Incentive Compensation Plan” below.

        A total of 702,203 options to purchase ordinary shares were granted in 2006 to executive officers and directors. The 702,203 options granted had a weighted average exercise price of approximately $3.6113 per share and have expiration dates in 2016. As of June 1, 2007, our directors and executive officers hold options and warrants to purchase an aggregate of 2,434,209 ordinary shares issuable pursuant to exercise of such securities. The option and warrants were provided pursuant to the plans and arrangements described under “–Share Ownership.”

C.	Board Practices

Corporate Governance Practices

        As a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of the Nasdaq Global Market requirements, provided we disclose which requirements we are not following and the equivalent Israeli requirement. We currently rely on this “foreign private issuer exemption” only with respect to the quorum requirement for meetings of our shareholders. Under our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital provided by under the Nasdaq Global Market requirements. This quorum requirement is based on the default requirement set forth in the Companies Law. We otherwise subject to the Nasdaq Global Market rules requiring that listed companies have a majority of independent directors and maintain a compensation and nominating committee composed entirely of independent directors. We are also subject to Israeli corporate governance requirements applicable to companies incorporated in Israel whose securities are listed for trading on a stock exchange outside of Israel.

Board of Directors

Terms of Directors

        Our current board of directors consists of seven directors, each of whom was appointed by a certain group of shareholders pursuant to rights of appointment granted in our previous articles of association, except for Mr. Hadar, who serves on our board of directors by virtue of his position as Chief Executive Officer and the outside directors, Ms. Benjamini and Mr. Lapid, who were elected by our shareholders at the shareholders meeting held on February 21, 2007. Our articles of association provide that we may have not less than five directors and up to nine directors. The members of our board of directors do not receive any additional remuneration upon termination of their services as directors.

        Under our articles of association our directors (other than the outside directors, whose appointment is required under the Companies Law; see “–Outside Directors”) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the outside directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2006 and after, each year the term of office of only one class of directors will expire. Yossi Sela who is a Class I director, will hold office until our annual meeting of shareholders to be held in 2007. Class II directors, consisting of Dr. Eyal Kishon and Shai Saul, will hold office until our annual meeting of shareholders to be held in 2008. Class III directors, consisting of Yigal Jacoby and Rami Hadar, will hold office until our annual meeting of shareholders to be held in 2009. The directors shall be elected by a vote of the holders of a majority of the voting power present and voting at that meeting. Each director, will hold office until the annual general meeting of our shareholders for the year in which his term expires and until his successor is elected and qualified, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he is removed from office as described below.

        Under our articles of association the approval of a special majority of the holders of at least 75.0% of the voting rights present and voting at a general meeting is generally required to remove any of our directors from office. The holders of a majority of the voting power present and voting at a meeting may elect directors in their stead or fill any vacancy, however created, in our board of directors. In addition, vacancies on our board of directors, other than vacancies created by an outside director, may be filled by a vote of a simple majority of the directors then in office. A director so chosen or appointed will hold office until the next annual general meeting of our shareholders, unless earlier removed by the vote of a majority of the directors then in office prior to such annual meeting. See “–Outside Directors” for a description of the procedure for election of outside directors.

Outside Directors

Qualifications of Outside Directors

        Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” which also includes companies with shares listed on the Nasdaq Global Market, are required to appoint at least two outside directors.

        A person may not serve as an outside director if at the date of the person’s appointment or within the prior two years, the person, the person’s relatives, entities under the person’s control, or the person’s partners or employer, have or had any affiliation with us or any entity controlled by or under common control with us during the prior two years, or which controls us at the time of such person’s appointment.

        The term affiliation includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control; and

—	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an outside director following the public offering.

        The term relative is defined as spouses, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of each of these persons.

        The term office holder is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title. Each person listed under “–Directors and Senior Management” is an office holder.

        No person can serve as an outside director if the person’s position or other business create, or may create, a conflict of interests with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director. If at the time an outside director is appointed all current members of the board of directors are of the same gender, then that outside director must be of the other gender.

        The Companies Law provides that each outside director must meet certain professional qualifications or have financial and accounting expertise, and that at least one outside director must have financial and accounting expertise. However, if at least one of our directors meets the independence requirements of the Securities Exchange Act of 1934, as amended, and the standards of the Nasdaq Global Market rules for membership on the audit committee and also has financial and accounting expertise as defined in the Companies Law and applicable regulations, then our outside directors are required to meet the professional qualifications only. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. The regulations define a director with the requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to the office of an outside director, or (3) the director has at least five years of cumulative experience serving in one or more of the following capacities: (a) a senior business management position in a corporation with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration.

        Until the lapse of two years from termination of office, a company may not engage an outside director to serve as an office holder and cannot employ or receive professional services for payment from that person, either directly or indirectly, including through a corporation controlled by that person.

Election of Outside Directors

        Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either:

—	the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, excluding abstentions, vote in favor of the election of the outside director; or

—	the total number of shares of non-controlling shareholders voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company.

        The initial term of an outside director is three years and he or she may be reelected to two additional terms of three years by a majority vote at a shareholders’ meeting, subject to the conditions described above for election of outside directors. Reelection to each additional term beyond the first extension needs to comply with the following additional conditions: (1) the audit committee and, subsequently, the board of directors confirmed that the reelection for an additional term is for the benefit of the company, taking into account the outside director’s expertise and special contribution to the function of the board of directors and its committees, and (2) the general meeting of the company’s shareholders, prior to its approval of the reelection of the outside director, was informed of the term previously served by him or her and of the reasons of the board of directors and audit committee for the extension of the outside director’s term. Outside directors may only be removed by the same majority of shareholders as is required for their election, or by a court, as follow: (1) if the board of directors is made aware of a concern that an outside director has ceased to meet the statutory requirements for his or her appointment, or has violated his or her duty of loyalty to the company, then the board of directors is required to discuss the concern and determine whether it is justified, and if the board of directors determines that the concern is justified, to call a special general meeting of the company’s shareholders, the agenda of which includes the dismissal of the outside director, and (2) at the request of a director or a shareholder of the company a court may remove an outside director from office if it determines that the outside director has ceased to meet the statutory requirements for his or her appointment, or has violated his or her duty of loyalty to the company, or (3) at the request of the company, a director, a shareholder or a creditor of the company, a court may remove an outside director from office if it determines that the outside director is unable to perform his or her duties on a regular basis, or is convicted of certain offenses set forth in the Companies Law. If the vacancy of an outside directorship causes the company to have fewer than two outside directors, a company’s board of directors is required under the Companies Law to call as soon as possible a special general meeting of the company’s shareholders to appoint a new outside director.

        Each committee to which the company’s board delegates power is required to include at least one outside director and our audit committee is required to include all of the outside directors.

        An outside director is entitled to compensation as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an outside director.

Nasdaq Requirements

        Under the rules of the Nasdaq Global Market, a majority of directors must meet the definition of independence contained in those rules. Our board of directors has determined that all of our directors, other than Yigal Jacoby and Rami Hadar, meet the independence standards contained in the rules of the Nasdaq Global Market. We do not believe that any of these directors have a relationship that would preclude a finding of independence under these rules and, in reaching its determination, our board of directors determined that the other relationships that these directors have with us do not impair their independence.

Audit Committee

Companies Law Requirements

        Under the Companies Law, the board of directors of any public company must also appoint an audit committee comprised of at least three directors including all of the outside directors, but excluding the:

—	chairman of the board of directors;

—	controlling shareholder or a relative of a controlling shareholder; and

—	any director employed by the company or who provides services to the company on a regular basis.

Nasdaq Requirements

        Under the Nasdaq Global Market rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Our audit committee members are required to meet additional independence standards, including minimum standards set forth in rules of the Securities and Exchange Commission and adopted by the Nasdaq Global Market.

Approval of Transactions with Office Holders and Controlling Shareholders

        The approval of the audit committee is required to effect specified actions and transactions with office holders and controlling shareholders. The term controlling shareholder means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50.0% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, the term also includes any shareholder that holds 25.0% or more of the voting rights of the company if the company has no shareholder that owns more than 50.0% of its voting rights. For purposes of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders. The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval two outside directors are serving as members of the audit committee and at least one of them was present at the meeting at which the approval was granted.

Audit Committee Role

        Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the Securities and Exchange Commission and The Nasdaq Global Market rules which include:

—	retaining and terminating the company's independent auditors, subject to shareholder ratification;

—	pre-approval of audit and non-audit services provided by the independent auditors; and

—	approval of transactions with office holders and controlling shareholders, as described above, and other related-party transactions.

        Additionally, under the Companies Law, the role of the audit committee is to identify irregularities in the business management of the company in consultation with the internal auditor or the company’s independent auditors and suggest an appropriate course of action to the board of directors and to approve the yearly or periodic work plan proposed by the internal auditor to the extent required. The audit committee charter states that in fulfilling this role the committee is entitled to rely on interviews and consultations with our management, our internal auditor and our independent auditor, and is not obligated to conduct any independent investigation or verification.

        Our audit committee consists of our directors, Ms. Nurit Benjamini, Mr. Hezi Lapid, and Dr. Eyal Kishon. The financial expert on the audit committee pursuant to the definition of the Securities and Exchange Commission is Ms. Benjamini.

Compensation and Nominating Committee

        We have established a compensation and nominating committee consisting of our directors, Mr. Yossi Sela, Dr. Eyal Kishon, Ms. Nurit Benjamini and Mr. Shai Saul. This committee also oversees matters related to our corporate governance practices. Our board of directors has adopted a compensation and nominating committee charter setting forth the responsibilities of the committee consistent with the Nasdaq Global Market rules which include:

—	determining the compensation of our Chief Executive Officer and other executive officers;

—	granting options to our employees and the employees of our subsidiaries;

—	recommending candidates for nomination as members of our board of directors; and

—	developing and recommending to the board corporate governance guidelines and a code of business ethics and conduct in accordance with applicable laws.

Internal Auditor

        Under the Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or the representative of the same. An interested party is defined in the Companies Law as a holder of 5.0% or more of the issued share capital or voting power in a company, any person or entity who has the right to designate one director or more or the chief executive officer of the company or any person who serves as a director or as a chief executive officer. In February 2007, our board of directors approved the appointment of the firm of Haikin, Rubin, Cohen & Gilboa as the internal auditor of the Company.

Exculpation, Insurance and Indemnification of Office Holders

        Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. However, a company may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is inserted in its articles of association. Our articles of association include such a provision. An Israeli company may not exculpate a director for liability arising out of a prohibited dividend or distribution to shareholders.

        An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. Our articles of association contain such an authorization. An undertaking provided in advance by an Israeli company to indemnify an office holder with respect to a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court must be limited to events which in the opinion of the board of directors can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the above mentioned events and amount or criteria. In addition, a company may undertake in advance to indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

—	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

—	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

        An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

—	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder; and

—	a financial liability imposed on the office holder in favor of a third party.

        An Israeli company may not indemnify or insure an office holder against any of the following:

—	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

—	an act or omission committed with intent to derive illegal personal benefit; or

—	a fine or forfeit levied against the office holder.

        Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our audit committee and our board of directors and, in respect of our directors, by our shareholders.

        Our articles of association allow us to indemnify and insure our office holders to the fullest extent permitted by the Companies Law. Our office holders are currently covered by a directors and officers’ liability insurance policy. In May and June 2007, a number of related purported class action lawsuits were filed in the United States District Court for the Southern District of New York against the Company and certain of its directors and officers. See “ITEM 8: Financial Information–Consolidated Statements and Other Financial Information–Legal Proceedings.” As of the date of this annual report, no other claims for directors and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

        We have entered into agreements with each of our directors and office holders exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and the insurance is subject to our discretion depending on its availability, effectiveness and cost. The current maximum amount set forth in such agreements is the greater of (1) with respect to indemnification in connection with a public offering of our securities, the gross proceeds raised by us and/or any selling shareholder in such public offering, and (2) with respect to all permitted indemnification, including a public offering of our securities, an amount equal to 50% of the our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnity payment is made.

        In the opinion of the U.S. Securities and Exchange Commission, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

D.	Employees

        As of December 31, 2006, we had 236 employees of whom 175 were based in Israel, 25 in the United States and the remainder in Asia and Europe. The breakdown of our employees by department is as follows:

	December 31,
Department	2004	2005	2006

Manufacturing and operations	14	14	19
Research and development	64	75	95
Sales, marketing, service and support	74	80	95
Management and administration	11	15	27

Total	163	184	236

        Under applicable Israeli law, we and our employees are subject to protective labor provisions such as restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and advance notice of termination of employment as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Industry, Trade and Labor make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation, travel expenses, and pension rights. Our employees are not represented by a labor union. We provide our employees with benefits and working conditions which we believe are competitive with benefits and working conditions provided by similar companies in Israel. We have never experienced labor-related work stoppages and believe that our relations with our employees are good.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

        The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 1, 2007, of each of our directors and executive officers.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class

Directors
Yigal Jacoby(2)	1,891,768	8.6%
Rami Hadar	*	*
Yossi Sela(3)	2,212,929	10.4%
Dr. Eyal Kishon(4)	2,029,760	9.6%
Shai Saul(5)	2,332,843	11.0%
Nurit Benjamini	*	*
Hezi Lapid	*	*

Executive Officers
Adi Sapir	*	*
Amir Weinstein	*	*
Anat Shenig	*	*
Andrei Elefant	*	*
Elazar (Azi) Ronen	*	*
Jay Klein	*	*
Menashe Mukhtar	*	*
Pini Gvili	*	*
Ramy Moriah	*	*
Sharon Hess	*	*
Vin Costello	*	*

All directors and executive officers as a group	9,042,820	42.3%

*	Less than one percent of the outstanding ordinary shares.

(1)	As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from June 1, 2007 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 21,233,788 ordinary shares outstanding as of June 1, 2007.
(2)	Consists of 895,410 shares held by Odem Rotem Holdings Ltd., a company wholly-owned and controlled by Yigal Jacoby, and an option to purchase 481,794 shares held by Odem Rotem Holdings. Also consists of options held directly by Mr. Jacoby to purchase 252,491 shares and a right held by Mr. Jacoby to purchase 246,479 shares currently held by a trustee. See “ITEM 7: Major Shareholders and Related Party Transactions– Related Party Transactions–Escrow Agreement with Yigal Jacoby.”
(3)	Consists of 2,211,679 shares held by the Gemini Group and an option to purchase 1,250 shares held by Yossi Sela. Mr. Sela is a managing partner of Gemini Israel Funds and, by virtue of his position, may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by the Gemini Group. Mr. Sela disclaims such beneficial ownership except to the extent of his pecuniary interest therein.
(4)	Consists of 2,028,510 shares held by the Genesis Group and an option to purchase 1,250 shares held by Dr. Eyal Kishon. Dr. Kishon is a managing partner of Genesis Partners and, by virtue of his position, may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by the Genesis Group. Dr. Kishon disclaims such beneficial ownership except to the extent of his pecuniary interest therein.
(5)	Consists of 2,331,593 shares held by the Tamir Fishman Ventures and an option to purchase 1,250 shares held by Shai Saul. Mr. Saul is a managing partner of Tamir Fishman and, by virtue of his position, may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by the Tamir Fishman Ventures. Mr. Saul disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

        Our directors and executive officers hold, in the aggregate, options and warrants exercisable into 2,434,209 ordinary shares. The 2,434,209 options have a weighted average exercise price of approximately $3.2406 per share and have expiration dates until 2017.

Share Option Plans

        We have adopted four share option plans and, as of June 1, 2007, we had 3,810,083 ordinary shares reserved for issuance under these plans, with respect to which (i) options to purchase 3,590,363 ordinary shares at a weighted average exercise price of $3.8165 per share were outstanding, and (ii) options to purchase 1,143,207 ordinary shares were already exercised by certain of the grantees and such shares were issued by us. As of June 1, 2007, options to purchase 1,774,153 ordinary shares were vested and exercisable.

2006 Incentive Compensation Plan

        We will only grant options or other equity incentive awards under the 2006 Incentive Compensation Plan, although previously-granted options will continue to be governed by our other plans. The 2006 plan is intended to further our success by increasing the ownership interest of certain of our and our subsidiaries’ employees, directors and consultants and to enhance our and our subsidiaries’ ability to attract and retain employees, directors and consultants.

        The number of ordinary shares that we may issue under the 2006 plan will increase on the first day of each fiscal year during the term of the 2006 plan, in each case in an amount equal to the lesser of (i) 1,000,000 shares, (ii) 3.5% of our outstanding ordinary shares on the last day of the immediately preceding year, or (iii) an amount determined by our board of directors. The number of shares subject to the 2006 plan is also subject to adjustment if particular capital changes affect our share capital. Ordinary shares subject to outstanding awards under the 2006 plan or our 2003 plan or 1997 plans that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2006 plan. As of June 1, 2007, options or other awards to purchase 698,749 ordinary shares had been granted under the 2006 plan and 219,670 remained available for future options or other awards.

        Israeli participants in the 2006 plan may be granted options subject to Section 102 of the Israeli Income Tax Ordinance. Section 102 of the Israeli Income Tax Ordinance, allows employees, directors and officers, who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employees service providers and controlling shareholders may only be granted options under another section of the Tax Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. The most favorable tax treatment for the grantees is under Section 102(b)(2) of the Tax Ordinance, the issuance to a trustee under the “capital gain track.” However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or shares. Any stock options granted under the 2006 plan to participants in the United States will be either “incentive stock options,” which may be eligible for special tax treatment under the Internal Revenue Code of 1986, or options other than incentive stock options (referred to as “nonqualified stock options”), as determined by our compensation and nominating committee and stated in the option agreement.

        Our compensation and nominating committee administers the 2006 plan and it will select which of our and our subsidiaries’ and affiliates’ eligible employees, directors and/or consultants shall receive options or other awards under the 2006 plan and will determine the terms of the grant, including, exercise prices, method of payment, vesting schedules, acceleration of vesting and the other matters necessary in the administration of the plan.

        If we undergo a change of control, as defined in the 2006 plan, subject to any contrary law or rule, or the terms of any award agreement in effect before the change of control, (a) the compensation and nominating committee may, in its discretion, accelerate the vesting, exercisability and payment, as applicable, of outstanding options and other awards; and (b) the compensation and nominating committee, in its discretion, may adjust outstanding awards by substituting ordinary shares or other securities of any successor or another party to the change of control transaction, or cash out outstanding options and other awards, in any such case, generally based on the consideration received by our shareholders in the transaction.

Allot Communications Ltd. Key Employee Share Incentive Plan (2003)

        Our 2003 share option plan provides for the grant of options to our and our affiliates’ employees, directors, officers, consultants, advisers and service providers. As of June 1, 2007, there were outstanding options to purchase 2,712,467 ordinary shares under the plan, of which options to purchase 1,577,981 ordinary shares were vested and exercisable and options to purchase 567,058 ordinary shares were already exercised for ordinary shares. We no longer grant options under this plan, and ordinary shares underlying any option granted under this plan that terminates without exercise become available for future issuance under our 2006 plan.

        The terms of the 2003 plan are in compliance with Section 102 of the Israeli Income Tax Ordinance, which allows employees, directors and officers, who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employees service providers and controlling shareholders may only be granted options under another section of the Tax Ordinance, which does not provide for similar tax benefits.

        We have elected to issue our options under the capital gain track and, accordingly, all options granted under this plan to Israeli residents have been granted under the capital gain track. Section 102 also provides for an income tax track, under which, among other things, the benefits to the employees would be taxed as ordinary income, we would be allowed to recognize expenses for tax purposes and the minimum holding period for the trustee will be twelve months from the end of the calendar year in which such options are granted, and if granted after January 1, 2006, twelve months after the date of grant. In order to comply with the terms of the capital gain track, all options, as well as the ordinary shares issued upon exercise of these options and other shares received subsequently following any realization of rights with respect to such options, such as stock dividends and stock splits are granted to a trustee and should be held by the trustee for the lesser of thirty months from the date of grant, or two years following the end of the tax year in which the options were granted and if granted after January 1, 2006 only two years after the date of grant. Under this plan, all options, whether or not granted pursuant to said Section 102, the ordinary shares issued upon their exercise and other shares received subsequently following any realization of rights are issued to a trustee.

        The plan is administered by our board of directors which has delegated certain responsibilities to our compensation and nomination committee.

        In the event of our being acquired by means of merger with or into another entity, in which our outstanding shares are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring company or its subsidiary, or in the event of the sale of all or substantially all of our assets, to the extent it has not been previously exercised, each vested or unvested option will terminate immediately prior to the consummation of such transaction. The plan further provides that, in the event of our consolidation or merger with or into another corporation, the compensation committee may, in its absolute discretion and without obligation, agree that instead of termination: (i) each unexercised option, if possible, will be assumed or an equivalent option will be substituted by our successor corporation or a parent or subsidiary of our successor corporation; or (ii) we will pay to the grantee an amount equivalent to the valuation of the grantee’s unexercised options on an as converted basis at that time.

Allot Communications Ltd. Key Employees Share Incentive Plan and Key Employees of Subsidiaries and Consultants Share Incentive Plan (1997)

        Our Key Employees Share Incentive Plan, adopted in 1997, provides for the grant of options to any of our directors, officers and employees, and our Key Employees of Subsidiaries and Consultants Share Incentive Plan, also adopted in 1997, provides for the grant of options to any of our or our subsidiaries’ directors, officers, employees, or consultants. The terms of both plans are identical, except that the grant of options under the first plan was made in compliance with the provisions of Section 102 of the Tax Ordinance, as was in effect in 1997 and prior to its amendments in 2003, which allows employees who are considered Israeli residents to receive favorable tax treatment.

        As of June 1, 2007, there were outstanding options to purchase 189,922 ordinary shares under the two plans, all of which were vested and options to purchase 576,149 ordinary shares that were already exercised for ordinary shares. We no longer grant options under these plans, and ordinary shares underlying any option granted under these plans that terminate without exercise become available for future issuance under our 2006 plan.

        The plans are administered by our compensation and nominating committee.

ITEM 7: Major Shareholders and Related Party Transactions

A.	Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of June 1, 2007, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Tamir Fishman Ventures(2)	2,332,843	11.0%
Gemini Group(3)	2,212,929	10.4%
Brookside Capital Fund(4)	2,204,921	10.4%
Genesis Partners(5)	2,029,760	9.6%
Yigal Jacoby(6)	1,891,768	8.6%
Partech International Group(7)	1,280,562	6.0%
Jerusalem Venture Partners(8)	1,060,631	5.0%

(1)	As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from June 1, 2007 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 21,233,788 ordinary shares outstanding as of June 1, 2007.
(2)	Based on a Schedule 13G filed on February 14, 2007. Consists of 1,165,014 shares held by Tamir Fishman Ventures II L.P., 804,842 shares held by Tamir Fishman Venture Capital II Ltd., 155,904 shares held by Tamir Fishman Ventures II (Israel) L.P., 138,310 shares held by Tamir Fishman Ventures II (Cayman Islands) L.P., 54,543 shares held by Tamir Fishman Ventures II CEO Funds (U.S.) L.P., 12,980 shares held by Tamir Fishman Ventures II CEO Funds L.P. and an option to purchase 1,250 shares held by Shai Saul. Tamir Fishman Ventures II, LLC is the sole general partner of each of the foregoing limited partnerships and has management rights over the shares held by Tamir Fishman Venture Capital II Ltd. by virtue of a management agreement with Tamir Fishman Ventures II, LLC. The managing members of Tamir Fishman Ventures II, LLC are Shai Saul, Michael Elias and Tamir Fishman & Co. Ltd. Eldad Tamir and Danny Fishman are Co-Presidents and Co-Chief Executive Officers of Tamir Fishman & Co. Ltd. and, by virtue of their positions, may be deemed to be beneficial owners of the securities held thereby. Each of the foregoing entities and individuals disclaims beneficial ownership of these securities except to the extent of its or his pecuniary interest therein. The address of the Tamir Fishman entities and the foregoing individuals is 21 Haarbaa, Tel Aviv 64739 Israel.
(3)	Based on a Schedule 13G filed on February 6, 2007. Consists of 1,143,448 shares held by Gemini Israel II L.P., 897,119 shares held by Gemini Israel II Parallel Fund L.P., 145,760 shares held by Advent PGGM Gemini L.P., 25,352 shares held by Gemini Partner Investors L.P. and an option to purchase 1,250 shares held by Yossi Sela. Mr. Sela is a managing partner and a shareholder of Gemini Israel Funds Ltd., the sole general partner or the sole general partner of the general partner of Gemini Israel II L.P., Gemini Israel II Parallel Fund L.P., Advent PGGM Gemini L.P., Gemini Partner Investors L.P., Gemini Israel III L.P. and Gemini Israel III Parallel Fund L.P. The board of directors of Gemini Israel Funds Ltd. has sole investment control with respect to these entities and is comprised of Steve Kahn, Amram Rasiel, Dr. A.I. (Ed) Mlavsky, Yossi Sela and David Cohen. These individuals share voting power over the shares and held by the Gemini entities and may be deemed to be the beneficial owners of the securities held thereby. Each individual disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address of the Gemini entities and the foregoing individuals is 9 HaMenofim Street, Herzliya Pituach 46725, Israel.

(4)	Based on a Schedule 13G/A filed on April 5, 2007. Consists of 2,211,679 shares held by Brookside Capital Partners Fund, L.P., a Delaware limited partnership. Brookside Capital Investors, L.P., a Delaware limited partnership is the sole general partner of the Brookside Capital Partners Fund, L.P. Brookside Capital Management, LLC, a Delaware limited liability company, is the sole general partner of Brookside Capital Investors, L.P. Domenic J. Ferrante is the sole managing member of Brookside Capital Management, LLC. The address of the Brookside entities and the foregoing individual is 111 Huntington Avenue, Boston, Massachusetts 02199.
(5)	Based on a Schedule 13G filed on February 14, 2007. Consists of 1,312,770 shares held by Genesis Partners I L.P., 715,740 shares held by Genesis Partners (Cayman) L.P. and an option to purchase 1,250 shares held by Dr. Eyal Kishon. Eddy Shalev and Dr. Kishon are the directors of E. Shalev Management Ltd., a general partner of these funds. These individuals each have voting, investment and dispositive power with respect to the shares held by the Genesis entities and may be deemed to be beneficial owners of the securities held thereby. Each individual disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address of the Genesis entities and the foregoing individuals is 11 HaMenofim Street, Herzliya Pituach 46725, Israel.
(6)	Based on a Schedule 13G filed on February 14, 2007. Consists of 14,094 ordinary shares held personally by Yigal Jacoby, and 1,500 ordinary shares held jointly with his wife, Anat Jacoby. Also consists of options held directly by Mr. Jacoby to purchase 252,491 shares and a right held by Mr. Jacoby to purchase 246,479 shares currently held by a trustee. Also consists of 895,410 shares held by Odem Rotem Holdings Ltd., a company wholly-owned and controlled by Mr. Jacoby, and an option to purchase 481,794 shares held by Odem Rotem Holdings. The address of Mr. Jacoby is 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 45240, Israel. The address of Odem Rotem Holdings Ltd. and Anat Jacoby is 9 Nordau Street, Rannana, Israel.
(7)	Based on a Schedule 13G filed on February 14, 2007. Consists of 469,537 shares held by Partech International Growth Capital I LLC, 533,565 shares held by Partech International Growth Capital III LLC, 224,098 shares held by AXA Growth Capital II L.P., 32,016 shares held by Double Black Diamond II LLC and 21,346 shares held by Multinvest LLC. 46th Parallel, LLC is the managing member of each of Partech International Growth Capital I, LLC and Partech International Growth Capital III, LLC. 48th Parallel, LLC is the general partner of AXA Growth Capital II L.P. ParVenture Japan Managers, LLC is the managing member of Multinvest, LLC. Thomas G. McKinley and Vincent Worms are the managing members of Double Black Diamond II, LLC. PAR SF, LLC is the managing member of each of 46th Parallel, LLC and 48th Parallel, LLC. Vincent Worms and Vendome Capital, LLC are the managing members of each of PAR SF, LLC and ParVenture Japan Managers, LLC. Thomas G. McKinley is the managing member of Vendome Capital, LLC. Thomas G. McKinley and Vincent Worms share voting power over the shares held by the Partech International Group and may be deemed to be the beneficial owners of the securities held thereby. Each individual disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address of the Partech International entities and the foregoing individuals is 50 California Street, Suite 3200, San Francisco, California.
(8)	Based on a Schedule 13G filed on January 31, 2007. Consists of 1,018,403 shares held by Jerusalem Venture Partners IV L.P., 24,505 shares held by Jerusalem Venture Partners IV (Israel) L.P., 9,125 shares held by Jerusalem Venture Partners Entrepreneurs Fund IV L.P. and 8,598 shares held by Jerusalem Venture Partners IV-A L.P. Jerusalem Partners IV, L.P. is the general partner of Jerusalem Venture Partners IV, L.P., Jerusalem Venture Partners IV-A, L.P. and Jerusalem Venture Partners Entrepreneurs Fund IV, L.P. Jerusalem Partners IV-Venture Capital, L.P. serves as the general partner of Jerusalem Venture Partners IV (Israel), L.P. JVP Corp. IV is the general partner of Jerusalem Partners IV, L.P. and Jerusalem Partners IV-Venture Capital, L.P. The address of the Jerusalem Venture Partners entities and the foregoing individuals is 7 West 22nd Street, 7th Floor, New York, NY 10010.

Significant Changes in the Ownership of Major Shareholders

        As of June 1, 2007, Brookside Capital Partners Fund, L.P. was the beneficial owner of 2,204,921, or 10.4%, of our ordinary shares. As of December 31, 2006, Brookside Capital Partners was not a major shareholder.

Record Holders

        Based on a review of the information provided to us by our transfer agent, as of June 1, 2007, there were 77* record holders of ordinary shares, of which 19 represented United States* record holders holding approximately 40.5% of our outstanding ordinary shares.

*	Including the Depository Trust Company.

B.	Related Party Transactions

        Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.

Financing Transactions

        In 2006, we sold Series E preferred shares convertible into 1,028,517 ordinary shares, at a purchase price per underlying ordinary share of $5.34758 in consideration for an aggregate investment of $5.5 million. The issuance of the Series E preferred shares triggered an anti-dilution adjustment to holders of previously issued Series C preferred shares, increasing the number of ordinary shares resulting from a conversion of the Series C shares to 250,329 ordinary shares. Each Series E preferred share was converted into one ordinary share upon the closing of our initial public offering and additional ordinary shares were issued to reflect the share dividend effected prior to the closing of our initial public offering. The Tamir Fishman Ventures entities, the Partech International Group entities and the Jerusalem Venture Partners entities participated in the Series E financing.

Series C Preferred Anti-dilution Protection

        Our articles of association immediately prior to our initial public offering provided that if the price per share of our ordinary shares in an initial public offering, when multiplied by the number of ordinary shares resulting from conversion of Series C preferred shares, would have not yield to the holders of the Series C preferred shares an amount equal to at least three times the price paid to us for the issuance of all Series C preferred shares, then upon the conversion of the Series C preferred shares into ordinary shares in such initial public offering, additional ordinary shares were to be issued to the holders of the Series C preferred shares in accordance with the formula stated in our articles of association then in effect. Our initial public offering price was lower than $33.92 per share and consequently the holders of Series C preferred shares were issued 190,491 ordinary shares in excess of the number of ordinary shares they would have received had such conversion taken place prior to our initial public offering. In addition to this amount, the holders of the Series C preferred shares received additional 46,001 ordinary shares in respect of an anti-dilution adjustment arising out of prior financings. The Tamir Fishman Ventures entities and the Jerusalem Venture Partners entities received shares in connection with the Series C preferred anti-dilution protection.

Registration Rights

        We have entered into an amended and restated investors rights agreement with certain of our shareholders, pursuant to which holders of 13,275,813 ordinary shares are entitled to certain registration rights as described below. This amount does not include shares issuable upon the exercise of options and warrants, which are also entitled to registration rights as described under “– Registration Rights–Certain Options and Warrants.” In accordance with such agreement, the following entities which beneficially own more than 5.0% of our ordinary shares, are entitled to registration rights: the Tamir Fishman Ventures; the Gemini Group; the Genesis Group; the Partech International Group; and Jerusalem Venture Partners and our Chairman, Yigal Jacoby and Odem Rotem Holdings, a company wholly-owned and controlled by Mr. Jacoby.

        Demand registration rights. We are required to file a registration statement in respect of ordinary shares held by our former preferred shareholders as follows:

—	two registrations at the request of one or more of our shareholders holding ordinary shares representing in the aggregate a majority of ordinary shares resulting from conversion of our Series A preferred shares, Series B preferred shares, including 14,094 ordinary shares that have been issued upon the exercise of an option to purchase Series B preferred shares to our founder and Chairman, Yigal Jacoby, collectively, referred to as the B Registrable Securities, and Series C preferred shares and all ordinary shares issued in respect of such shares;

—	one registration, or a Preferred D Demand, at the request of one of more of our shareholders holding ordinary shares representing in the aggregate a majority of ordinary shares resulting from conversion of our Series D preferred shares, referred to as the D Registrable Securities, and all ordinary shares issued in respect of such shares;

—	one registration, or a Preferred E Demand, at the request of one of more of our shareholders holding ordinary shares representing in the aggregate a majority of ordinary shares resulting from conversion of our Series E preferred shares, referred to as the E Registrable Securities, and all ordinary shares issued in respect of such shares; and

—	provided that (1) the aggregate proceeds from any such registration are estimated in good faith to be in excess of $5.0 million and (2) we are not required to effect a registration within 180 days after the effective date of our initial public offering or a registration statement for any subsequent offering.

        Following a request to effect a registration by our shareholders as described above, we are required to offer the other shareholders that are entitled to registration rights an opportunity to include their shares in the registration statement. In the event that the managing underwriter advises the registering shareholders in writing that marketing factors require a limitation on the number of shares that can be included in the registration statement:

—	if the registration statement is being filed pursuant to a Preferred E Demand, the shares will be included in the registration statement in the following order of preference: first, the E Registrable Securities, second, the D Registrable Securities up to 30% of the aggregate number of shares included in the registration statement, third, registrable securities that are not E Registrable Securities or D Registrable Securities, fourth, to any shares that we wish to include for our own account, and fifth, any of our other securities; and

—	if the registration statement is not being filed pursuant to a Preferred E Demand, the shares will be included in the registration statement in the following order of preference: first, the D Registrable Securities up to 30% of the aggregate number of shares included in the registration statement, second, registrable securities that are not D Registrable Securities, including E Registrable Securities up to 10% of the aggregate number of shares included in the registration statement, third, securities that we wish to include for our own account, and fourth, any of our other securities.

        Registration on Form F-3. After we become eligible under applicable securities laws to file a registration statement on Form F-3, which will not be until at least five months after the date of this annual report, shareholders holding registrable securities may request that we register such registrable securities on Form F-3, provided that each such registration generates proceeds of at least $2.0 million. This right may be exercised up to twice in any twelve-month period. We are required to give notice of any such request to the other holders of registrable securities and offer them an opportunity to include their shares in the registration statement. In the event that the managing underwriter advises in writing that marketing factors require a limitation on the number of shares that can be included in the registration statement, the shares will be included in the registration statement in the following order of preference: first, the E Registrable Securities up to 30% of the aggregate number of shares included in the registration statement, second the D Registrable Securities up to 30% of the aggregate number of shares included in the registration statement, third, registrable securities which are not D Registrable Securities or E Registrable Securities, fourth, securities that we wish to include for our own account, and fifth, any of our other securities.

        Piggyback registration rights. Shareholders holding registrable securities also have the right to request that we include their registrable securities in any registration statements filed by us in the future for the purposes of a public offering, subject to specified exceptions. In the event that the managing underwriter advises in writing that marketing factors require a limitation on the number of shares that can be included in the registration statement, the shares will be included in the registration statement in the following order of preference: first, the shares that we wish to include for our own account, second, the E Registrable Securities up to 30% of the aggregate number of shares included in the registration statement, third the D Registrable Securities up to 30% of the aggregate number of shares included in the registration statement, fourth, registerable securities which are not D Registrable Securities or E Registrable Securities, and fifth, any of our other securities.

        Termination. All registration rights granted to holders of registrable securities will terminate on the fifth anniversary of the closing of our initial public offering and, with respect to any of our holders of registrable securities, when the shares held by such shareholder can be sold within a ninety-day period under Rule 144.

        Expenses. We will pay all expenses in carrying out the above registrations.

        Certain options and warrants. We have also granted the following registration rights to holders of certain warrants and options to purchase our preferred shares:

—	68,713 ordinary shares issuable upon the non-cashless exercise of warrants granted to an Israeli bank and 73,069 ordinary shares that were issued to that Israeli bank pursuant to a cashless exercise of warrants are entitled to the same registration rights as the B Registrable Securities, subject to first cutback as to the B Registrable Securities.

—	163,665 ordinary shares that were issued to an affiliate of another Israeli bank are entitled to notice of and inclusion in any registration statement that we file following our initial public offering. This right terminates with respect to 102,291 of such shares if they can be sold within a 180-day period under Rule 144.

—	246,479 ordinary shares that have been issued, but are held in trust for the benefit of our Chairman, Yigal Jacoby, pending his payment of the purchase price of such shares, will be entitled, upon the payment of the purchase price, to the same registration rights as the Series A preferred shares.

Agreements with Directors and Officers

        Employment of Yigal Jacoby. In October 2006, we entered into an agreement with Yigal Jacoby governing the terms of his employment with us for the provision of management and guidance services with regard to our strategy, long term vision and key objectives. Under the terms of the agreement, Mr. Jacoby is required to devote 75% of his time to his position with us. The agreement contains standard employment provisions, including provisions relating to confidentiality and assignment of inventions. We may terminate Mr. Jacoby’s employment on thirty days’ prior notice, or we may terminate Mr. Jacoby’s employment without notice if we give him thirty days’ pay in lieu of notice.

        Prior to his transition to a direct employment relationship, Mr. Jacoby provided substantially identical services to us pursuant to a consulting agreement, dated December 2001. Under the agreement, Odem Rotem Holdings was solely responsible for the direct compensation and reimbursement of Mr. Jacoby. The agreement was terminated in October 2006. The agreement contained standard confidentiality provisions that survived the agreement’s termination.

        In August 2004, we entered into a non-competition agreement with Mr. Jacoby and Odem Rotem Holdings. Under this agreement, Mr. Jacoby and Odem Rotem Holdings are prohibited during the term of Mr. Jacoby’s engagement with us and for a period of twelve months thereafter from directly or indirectly competing with our products or services or directly or indirectly soliciting our employees or consultants to engage in business which competes with our products or services. The non-competition agreement does, however, permit Mr. Jacoby, if he becomes an executive of a venture capital fund in the future to serve as a director of the venture capital fund’s portfolio companies. Further, any employment or solicitation of our employees or consultants or solicitation of business opportunities by a company in which Odem Rotem Holdings or Mr. Jacoby are a director or shareholders are not be deemed, by itself, to violate the non-competition agreement so long as neither Odem Rotem Holdings nor Mr. Jacoby were actively involved in such employment or solicitation.

        Escrow Agreement with Yigal Jacoby. A right to purchase 246,479 ordinary shares was granted to Mr. Jacoby in connection with our Series A financing. The shares are issued, but are held in trust for the benefit of the Mr. Jacoby pursuant to an escrow agreement entered into on January 28, 1998, amended on October 26, 2006, by and among the Company, Mr. Jacoby and an escrow agent. Pursuant to the terms of this agreement, the escrow agent is holding such shares for which Mr. Jacoby has paid nominal value. While these shares are held in trust, neither Mr. Jacoby nor the trustee has voting or economic rights with respect to such shares. Mr. Jacoby may exercise his right to purchase the shares in trust, in whole or in part, by paying any portion of the full $600,000 purchase price (less $475 previously paid in respect of the nominal value of the shares) for the respective portion of the shares. Mr. Jacoby has the right to pay any portion of the purchase price for the respective portion of shares by “net payment” of his right to purchase. Mr. Jacoby’s right to purchase expires upon November 15, 2008. See Note 9d(1) to our consolidated financial statements for additional information.

        Consulting Agreement with Hess MarkITing Ltd. In June 2005, we entered into a consulting agreement with Hess MarkITing Ltd., as consultant, for consulting services to be determined. All of the consulting service provided by the consultant will be provided through Sharon Hess, our Vice President – Marketing and the founder and owner of Hess MarkITing Ltd. The agreement contains a non-compete provision prohibiting the consultant from directly or indirectly having any connection with a business or venture that competes with us. Under the agreement, we have promised to pay Hess MarkITing a monthly consulting fee, provide use of one of our company cars and grant stock options to purchase our ordinary shares to Ms. Hess. Such monthly consulting fee is recorded as a sales and marketing expense. This agreement renews automatically at the end of each one year term, but may be terminated by either party on ninety days’ prior written notice.

        Technical Training Services Agreement with Experteam. We have received technical writing services from Experteam Ltd., a company owned and controlled by the wife of our Chairman, Yigal Jacoby. We began using Experteam in 2004 and our payments to Experteam were $17,000 in 2004, $14,000 in 2005 and $78,000 in 2006.

        Employment Agreements. We have entered into employment agreements with each of our officers who work for us as employees. These agreements all contain provisions standard for a company in our industry regarding noncompetition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete in Israel is limited.

        Exculpation, Indemnification and Insurance. Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, to the extent that these liabilities are not covered by insurance. See “ITEM 6: Directors, Senior Management and Employees–Board Practices–Exculpation, Insurance and Indemnification of Office Holders.”

C.	Interests of experts and counsel

         Not applicable.

ITEM 8: Financial Information

A.	Consolidated Financial Statements and Other Financial Information.

Consolidated Financial Statements

        For our audited consolidated financial statements for the year ended December 31, 2006, please see pages F-2 to F-35 of this report.

Export Sales

        See “ITEM 5: Operating and Financial Review and Prospects” under the caption “Geographic Breakdown of Revenues” for certain details of export sales for the last three fiscal years.

Legal Proceedings

        In May and June 2007, we and certain of our officers and directors were named as defendants in a number of purported securities class action lawsuits filed in the United States District Court for the Southern District of New York. The lawsuits, which are substantially identical, allege that we failed to disclose in the registration statement for our initial public offering that at the time of the initial public offering we were experiencing declining sales “in our indirect distribution channels, such as enterprise, education and smaller ISP customers, in North America,” and on that basis the complaints assert violations of U.S. federal securities laws. We anticipate that the complaints will be consolidated. We have not responded to the complaints, and do not expect to respond until the Court appoints a lead plaintiff and the appointed lead plaintiff files a consolidated amended complaint, which we anticipate may not occur for a number of months. We believe that the allegations made in the complaints are without merit and intend to defend ourselves vigorously against the complaints.

        We may, from time to time in the future be involved in legal proceedings in the ordinary course of business.

Dividends

        We have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors our board of directors may deem relevant.

B.	Significant Changes

        Since the date of our audited financial statements included elsewhere in this annual report, there have not been any significant changes in our financial position.

ITEM 9: The Offer and Listing

        Not applicable, except for Items 9.A.4 and 9.C, which are detailed below.

Stock Price History

        Our ordinary shares began trading publicly on November 16, 2006. Prior to that date, there was no public market for our ordinary shares. The following table lists the high and low closing sale prices for our ordinary shares for the periods indicated as reported by The Nasdaq Global Market.

Year	High	Low

2006	$13.81	$10.10

2006
Fourth Quarter	$13.81	$10.10

2007
First Quarter	$11.50	$8.42

Most Recent Six Months
May 2007	$8.03	$6.45
April 2007	8.31	6.98
March 2007	9.70	8.42
February 2007	11.03	9.08
January 2007	11.50	9.99
December 2006	11.71	10.1

Markets

        Our ordinary shares have been quoted on The Nasdaq Global Market under the symbol "ALLT" since November 16, 2006.

ITEM 10: Additional Information

A.	Share Capital

         Not applicable.

B.	Memorandum of Association and Articles of Association

        We are registered with the Israeli Registrar of Companies in Jerusalem. Our registration number is 51-239477-6.

Objectives

        According to our memorandum of association, the purposes for which we were established are: (1) to engage in the business of computers, hardware and software, including research and development, marketing, consulting and selling of knowledge and (2) any other engagement for which the board of directors of the company shall determine.

Voting

        Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meeting either in person, proxy or by written ballot. Israeli law does not provide for public companies such as us to have shareholder resolutions adopted by means of a written consent in lieu of a shareholder meeting. Shareholder voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in an acceptable manner, and avoid abusing his or her powers. This is required, among other things, when voting at general meetings on matters such as amendments to the articles of association, increasing the company’s authorized capital, mergers and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from depriving any other shareholder of their rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under a company’s articles of association, can appoint or prevent the appointment of an office holder or has other power with respect to the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty, except to state that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness, taking the shareholder’s position in a company into account.

Transfer of Shares

        Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded.

Election of Directors

        Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association our directors are elected by the holders of a simple majority of our ordinary shares at a general shareholder meeting. As a result, the holders of our ordinary shares that represent more than 50.0% of the voting power represented at a shareholder meeting have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for outside directors described under "ITEM 6: Directors, Senior Management and Employees – Board Practices–Outside Directors.”

Dividend and Liquidation Rights

        Under the Companies Law, shareholder approval is not required for the declaration of a dividend, unless the company’s articles of association provide otherwise. Our articles of association provide that our board of directors may declare and distribute a dividend to be paid to the holders of ordinary shares without shareholder approval in proportion to the paid up capital attributable to the shares that they hold. Dividends may only be paid out of profits legally available for distribution, as defined in the Companies Law, provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. If we do not have profits legally available for distribution, we may seek the approval of the court to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

        In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the paid up capital attributable to the shares that they hold. Dividend and liquidation rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder Meetings

        We are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than fifteen months following the preceding annual general meeting. Our board of directors may convene a special general meeting of our shareholders and is required to do so at the request of two directors or one quarter of the members of our board of directors or at the request of one or more holders of 5.0% or more of our share capital and 1.0% of our voting power or the holder or holders of 5.0% or more of our voting power. All shareholder meetings require prior notice of at least twenty-one days. The chairperson of our board of directors, or any other person appointed by the board of directors, presides over our general meetings. In the absence of the chairperson of the board of directors or such other person, one of the members of the board designated by a majority of the directors presides over the meeting. If no director is designated to preside as chairperson, then the shareholders present will choose one of the shareholders present to be chairperson. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and forty days prior to the date of the meeting.

Quorum

        The quorum required for a meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of our voting power. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of at least two shareholders present, in person, by proxy or by written ballot, who hold or represent between them at least 10% of our voting power, provided that if the meeting was initially called pursuant to a request by our shareholders, then the quorum required must include at least the number of shareholders entitled to call the meeting. See “– Shareholder Meetings.”

Resolutions

        An ordinary resolution requires approval by the holders of a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution.

        Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority. A resolution for the voluntary winding up of the company requires the approval by holders of at least 75.0% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution. Under our articles of association (1) certain shareholders’resolutions require the approval of a special majority of the holders of at least 75.0% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution, and (2) certain shareholders’ resolutions require the approval of a special majority of the holders of at least two-thirds of the voting securities of the company then outstanding.

Access to Corporate Records

        Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register, including with respect to material shareholders, our articles of association, our financial statements and any document we are required by law to file publicly with the Israeli Companies Registrar. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise impair our interests.

Acquisitions under Israeli Law

        Full Tender Offer. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90.0% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90.0% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class. If the shareholders who do not accept the offer hold less than 5.0% of the issued and outstanding share capital of the company or of the applicable class, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a shareholder that had its shares so transferred may, within three months from the date of acceptance of the tender offer, petition the court to determine that tender offer was for less than fair value and that the fair value should be paid as determined by the court. If the shareholders who did not accept the tender offer hold at least 5.0% of the issued and outstanding share capital of the company or of the applicable class, the acquirer may not acquire shares of the company that will increase its holdings to more than 90.0% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

        Special Tender Offer. The Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25.0% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25.0% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45.0% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45.0% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a shareholder holding at least 25.0% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25.0% of the voting rights in the company or (iii) was from a holder of more then 45.0% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45.0% of the voting rights in the company. The special tender offer may be consummated only if (a) at least 5.0% of the voting rights attached to the company’s outstanding shares will be acquired by the offeror and (b) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

        In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

        If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not announce their stand or who had objected to the offer may accept the offer within four days of the last day set for the acceptance of the offer.

        In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity shall refrain of making a subsequent tender offer for the purchase of shares of the target company and cannot execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

        Merger.The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a certain percentage of each party’s shareholders. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

        Under the Companies Law, if the approval of a general meeting of the shareholders is required, merger transactions may be approved by holders of a simple majority of our shares (including the separate vote of each class of shares of the party to the merger which is not the surviving entity) present, in person, by proxy or by written ballot, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of the company are held by the other party to the merger, or by any person holding at least 25.0% of the voting rights or 25.0% of the means of appointing directors or the general manager of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or any person or entity acting on behalf of, related to or controlled by either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25.0% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

        Under the Companies Law, each merging company must inform its secured creditors of the proposed merger plans. Creditors are entitled to notice of the merger pursuant to the regulations adopted under the Companies Law. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

        In addition, a merger may not be completed unless at least fifty days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and thirty days from the date that shareholder approval of both merging companies was obtained.

Anti-Takeover Measures

        Undesignated preferred stock. The Companies Law allows us to create and issue shares having rights different to those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. We do not have any authorized or issued shares other than ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of a simple majority of our shares represented and voted at a general meeting. Shareholders voting at such a meeting will be subject to the restrictions under the Companies Law described in “–Voting.”

        Supermajority voting. Our articles of association require the approval of the holders of at least two thirds of our combined voting power to effect certain amendments to our articles of association.

        Classified board of directors. Our articles of association provide for a classified board of directors. See "ITEM 6: Directors, Senior Management and Employees – Board Practices – Outside Directors."

Transfer Agent and Registrar

        The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038 and its telephone number is (718) 921-8200.

C.	Material Contracts

        Summaries of the following material contracts and amendments to these contracts are included in this annual report in the places indicated:

Material Contract	Location

Agreement with R.H. Electronics Ltd.	"ITEM 4.B: Information on the Company-Business Overview-Manufacturing."
Second Amended and Restated Investor Rights Agreement	"ITEM 7. Major Shareholders and Related Party Transactions-Related Party Transactions-Registration Rights."

D.	Exchange Controls

        In 1998, Israeli currency control regulations were liberalized significantly, so that Israeli residents generally may freely deal in foreign currency and foreign assets, and non-residents may freely deal in Israeli currency and Israeli assets. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares provided that all taxes were paid or withheld; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

        Non-residents of Israel may freely hold and trade our securities. Neither our memorandum of association nor our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents, except that such restrictions may exist with respect to citizens of countries which are in a state of war with Israel. Israeli residents are allowed to purchase our ordinary shares.

E.	Taxation

Israeli Tax Considerations and Government Programs

        The following is a general discussion only and is not exhaustive of all possible tax considerations. It is not intended, and should not be construed, as legal or professional tax advice and should not be relied upon for tax planning purposes. In addition, this discussion does not address all of the tax consequences that may be relevant to purchasers of our ordinary shares in light of their particular circumstances, or certain types of purchasers of our ordinary shares subject to special tax treatment. Examples of this kind of investor include residents of Israel and traders in securities who are subject to special tax regimes not covered in this discussion. Each individual/entity should consult its own tax or legal advisor as to the Israeli tax consequences of the purchase, ownership and disposition of our ordinary shares.

        To the extent that part of the discussion is based on new tax legislation, which has not been subject to judicial or administrative interpretation, we cannot assure that the tax authorities or the courts will accept the views expressed in this section.

        The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli tax consequences to holders of our ordinary shares.

General Corporate Tax Structure in Israel

        Israeli companies were generally subject to corporate tax at the rate of 31% of their taxable income in 2006. The corporate tax rate is scheduled to decline to 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably less.

Tax Benefits and Grants for Research and Development

        Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

—	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

—	The research and development must be for the promotion of the company; and

—	The research and development is carried out by or on behalf of the company seeking such tax deduction.

        The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the income Tax Ordinance, 1961. Expenditures not so approved are deductible in equal amounts over three years.

        We intend to apply the Office of the Chief Scientist for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that our application will be accepted.

Law for the Encouragement of Industry (Taxes), 1969

        The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. We believe that we currently qualify as an “Industrial Company” within the meaning of the Industry Encouragement Law. The Industry Encouragement Law defines “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than of income from defense loans, capital gains, interest and dividend, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

        The following corporate tax benefits, among others, are available to Industrial Companies:

—	Amortization of the cost of purchased know-how and patents and of rights to use a patent and know-how which are used for the development or advancement of the company, over an eight-year period;

—	Accelerated depreciation rates on equipment and buildings;

—	Under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

—	Expenses related to a public offering on the Tel Aviv Stock Exchange and, as of January 1, 2003, also on recognized stock markets outside Israel, are deductible in equal amounts over three years.

        Under certain tax laws and regulations, an “Industrial Enterprise” may be eligible for special depreciation rates for machinery, equipment and buildings. These rates differ based on various factors, including the date the operations begin and the number of work shifts. An “Industrial Company” owning an approved enterprise may choose between these special depreciation rates and the depreciation rates available to the approved enterprise.

        Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure that we qualify or will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Special Provisions Relating to Taxation Under Inflationary Conditions

        The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features, which are material to us, can be generally described as follows:

—	Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the Israeli consumer price index. The unused portion that is carried forward may be deducted in full in the following year.

—	Where a company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to the company’s ordinary income, provided that the inflation supplement will only be added to the corporate income and not to other sources of income such as capital gains.

—	Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the change in the consumer price index.

        The Minister of Finance may, with the approval of the Knesset Finance Committee, determine by decree, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the Israeli consumer price index would not exceed or did not exceed, as applicable, 3%, that some or all of the provisions of the Inflationary Adjustments Law shall not apply with respect to such fiscal year, or, that the rate of increase of the Israeli consumer price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

Law for Encouragement of Capital Investments, 1959

        The Law for the Encouragement of Capital Investments, 1959, as amended (effective as of April 1, 2005), generally referred to as the Investments Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an “Approved Enterprise”. The Investment Center bases its decision as to whether or not to approve an application, among other things, on the criteria set forth in the Investments Law and regulations, the policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized pursuant to the program.

        The Investments Law provides that an approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs. The tax benefits under the Investments Law also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise’s ordinary course of business. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted average of the applicable rates. The tax benefits under the Investments Law are not, generally, available with respect to income derived from products manufactured outside of Israel. In addition, the tax benefits available to an Approved Enterprise are contingent upon the fulfillment of conditions stipulated in the Investments Law and regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, plus a consumer price index linkage adjustment and interest.

        The Investments Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an Approved Enterprise program in the first five years of using the equipment.

        Taxable income of a company derived from an Approved Enterprise is subject to corporate tax at the maximum rate of 25%, rather than the regular corporate tax rate, for the benefit period. This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income after the commencement of production, and is limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier.

        Should we derive income from sources other than the Approved Enterprise during the relevant period of benefits, such income will be taxable at the regular corporate tax rates.

        Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period.

        A company may elect to receive an alternative package of benefits. Under the alternative package of benefits, a company’s undistributed income derived from the Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year the company derives taxable income under the program, after the commencement of production, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period. The year’s limitation does not apply to the exemption period.

        A company that has elected the alternative package of benefits, such as us, that subsequently pays a dividend out of income derived from the approved enterprise(s) during the tax exemption period will be subject to corporate tax in the year the dividend is distributed in respect of the gross amount distributed, at the rate which would have been applicable had the company not elected the alternative package of benefits, (generally 10%-25%, depending on the percentage of the company’s ordinary shares held by foreign shareholders). The dividend recipient is subject to withholding tax at the reduced rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter. In the event, however, that the company is qualifies as a foreign investors’ company, there is no such time limitation. This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency.

        A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company of which, among other criteria, more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. As specified above, depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be entitled to the following:

—	Exemption from tax on its undistributed income up to ten years.

—	An additional period of reduced corporate tax liability at rates ranging between 10% and 25%, depending on the level of foreign (that is, non-Israeli) ownership of our shares. Those tax rates and the related levels of foreign investment are as set forth in the following table:

Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period	Percent of Foreign Ownership

25	5 years	2 years	0-25%
25	8 years	2 years	25-48.99%
20	8 years	2 years	49-73.99%
15	8 years	2 years	74-89.99%
10	8 years	2 years	90-100%

        Subject to applicable provisions concerning income under the alternative package of benefits, dividends paid by a company are considered to be attributable to income received from the entire company and the company’s effective tax rate is the result of a weighted average of the various applicable tax rates, excluding any tax-exempt income. Under the Investments Law, a company that has elected the alternative package of benefits is not obliged to distribute retained profits, and may generally decide from which year’s profits to declare dividends.

        We currently intend to reinvest any income derived from our Approved Enterprise program and not to distribute such income as a dividend. As of December 31, 2006, we did not generate income under the provision of the new law.

Tax Benefits under the 2005 Amendment

        A recent amendment to the Investment Law, generally referred as the 2005 Amendment, effective as of April 1, 2005 has significantly changed the provisions of the Investments Law. The amendment includes revisions to the criteria for investments qualified to receive tax benefits as an Approved Enterprise. The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004, and therefore to benefits included in any certificate of approval that was granted before the 2005 Amendment came into effect, which will remain subject to the provisions of the Investments Law as they were on the date of such approval.

        However, a company that was granted benefits according to section 51 of the Investments Law (prior the 2005 Amendment) will not be allowed to choose new tax year as a “Year of Election”, referred to below, under the 2005 Amendment, for a period of three years from the company’s previous Commencement Year (referred to below) under the old Investments Law.

        The 2005 Amendment simplifies the approval process for the approved enterprise. According to the 2005 Amendment, only approved enterprises receiving cash grants require the approval of the Investment Center. The Investment Center will be entitled to approve such programs only until December 31, 2007.

        As a result of the 2005 Amendment, it is no longer necessary for a company to acquire Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Route, and therefore such companies need not apply to the Investment Center for this purpose. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns or by notifying the Israeli Tax Authority within twelve months of the end of that year, provided that its facilities meet the criteria for tax benefits set out by the 2005 Amendment. Such enterprise is referred to as the Benefited Enterprise. Companies are also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the 2005 Amendment. The 2005 Amendment includes provisions attempting to ensure that a company will not enjoy both Government grants and tax benefits for the same investment program.

        Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment in the Benefited Enterprise exceeding a certain percentage or a minimum amount specified in the Investments Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise, or the Year of Election. Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets at the end of the year before the expansion.

        The duration of tax benefits is subject to a limitation of the earlier of seven to ten years from the Commencement Year, or twelve years from the first day of the Year of Election. The Commencement Year is defined as the later of (a) the first tax year in which a company had derived income for tax purposes from the Beneficiary Enterprise or (b) the year in which a company requested to have the tax benefits apply to the Beneficiary Enterprise – Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to us:

—	Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that we may be distributed. The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

—	A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

        Generally, a company that is Abundant in Foreign Investment (owned by at least 74% foreign shareholders and has undertaken to invest a minimum sum of $20 million in the Beneficiary Enterprise as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

        The 2005 Amendment changes the definition of “foreign investment” in the Investments Law so that the definition now requires a minimal investment of NIS5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

        The 2005 Amendment will apply to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004, in which case the 2005 Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

        As a result of the 2005 Amendment, tax-exempt income generated under the provisions of the Investments Law, as amended, will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income.

        A substantial portion of our taxable operating income is derived from our approved enterprise program and we expect that a substantial portion of any taxable operating income that we may realize in the future will be also derived from such program.

Capital Gains Tax on Sales of Our Ordinary Shares

        Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

        Generally, until the 2006 tax year, capital gains tax was imposed on Israeli resident individuals at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in, among others, Israeli companies publicly traded on NASDAQ or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel. This tax rate was contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain was generally be taxed at a rate of 25%), and did not apply to: (i) the sale of shares to a relative (as defined in the Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustments Law (that were taxed at corporate tax rates for corporations and at marginal tax rates for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

        As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether or not listed on a stock market, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “material shareholder” at any time during the twelve-month period preceding such sale, that is, such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Inflationary Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

        The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

        Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided, however, that such capital gains are not derived from a permanent establishment in Israel, such shareholders are not subject to the Inflationary Adjustments Law, and such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

        Pursuant to the Convention Between the government of the United States of America and the government of Israel with Respect to Taxes on Income, as amended, generally referred to as the U.S.-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if (a) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the twelve-month period preceding such sale, exchange or disposition, subject to certain conditions, or (b) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Resident Holders of Shares

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source at the following rates: (i) for dividends distributed prior to January 1, 2006 – 25%; (ii) for dividends distributed on or after January 1, 2006 – 20%, or 25% for a shareholder that is considered a “material shareholder” at any time during the twelve-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, under the Investments Law, dividends generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise (or Benefited Enterprise) paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%.

United States Federal Income Taxation

        The following is a description of the material United States federal income tax consequences of the ownership and disposition of our ordinary shares. This description addresses only the United States federal income tax considerations of holders that are initial purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

—	financial institutions or insurance companies;

—	real estate investment trusts, regulated investment companies or grantor trusts;

—	dealers or traders in securities or currencies;

—	tax-exempt entities;

—	certain former citizens or long-term residents of the United States;

—	persons that will hold our shares through a partnership or other pass-through entity;

—	persons that received our shares as compensation for the performance of services;

—	persons that will hold our shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

—	persons whose "functional currency" is not the United States dollar; or

—	holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our shares.

        Moreover, this description does not address the United States federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of our ordinary shares.

        This description is based on the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

        For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

—	a citizen or resident of the United States;

—	corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

—	an estate the income of which is subject to United States federal income taxation regardless of its source; or

—	a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

        A “Non-U.S. Holder” is a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for United States federal income tax purposes).

        If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

        You should consult your tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

        Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, for United States federal income tax purposes, the gross amount of any distribution made to you, with respect to your ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distribute pro rata to all our shareholders, will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (that is, gains from the sale of capital assets held for more than one year) with respect to taxable years beginning on or before December 31, 2010, provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in your ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you.

        If you are a U.S. Holder, dividends paid to you with respect to your ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, for taxable years beginning before January 1, 2007, dividends that we distribute generally will constitute “passive income,” or in the case of certain U.S. Holders, “financial services income,” and, for taxable years beginning after December 31, 2006, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income”. A foreign tax credit for foreign taxes imposed on distributions may be denied when you do not satisfy certain minimum holding period requirements. For such years, the foreign tax credit limitation categories are limited to “passive category income” and “general category income.” The rules relating to the determination of the foreign tax credit are complex, and you should consult your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

        Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on dividends received by you on your ordinary shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business.

Sales Exchange or other Disposition of Ordinary Shares

        Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of your ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in your ordinary shares. Such gain or loss will be capital gain or loss. If you are a non corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is eligible for the preferential rate of taxation applicable to long-term capital gains, with respect to taxable years beginning on or before December 31, 2010, if your holding period for such ordinary shares exceeds one year (that is, such gain is long-term capital gain). Gain or loss, if any, recognized by you generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations.

        Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

—	such gain is effectively connected with your conduct of a trade or business in the United States; or

—	you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

        A non-U.S. corporation will be classified as a “passive foreign investment company,” or a PFIC, for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules, either:

—	at least 75 percent of its gross income is "passive income"; or

—	at least 50 percent of the average value of its gross assets (based on the quarterly value of such gross assets) is attributable to assets that produce “passive income” or are held for the production of passive income.

        Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares.

        Based on our estimated gross income, the average value of our gross assets (the latter determined by reference to the market value of our shares and valuing our intangible assets using the methods prescribed for publicly traded corporations) and the nature of our business, we expect that we would not be classified as a PFIC for the taxable year ended December 31, 2006. Similarly, based on the value of our gross assets determined by reference to the market value of our shares at the end of the first quarter of the 2007 taxable year, we expect that we would not be classified as a PFIC for the 2007 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will have become a PFIC for the 2007 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature and our status in future years will depend on our income, assets and activities in those years, although you will be treated as continuing to own an interest in a PFIC if we are a PFIC in any year while you own your shares unless you make certain elections as described further below. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status determination. Because the market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a PFIC, we cannot assure you that we will not be considered a PFIC for any taxable year. If we were a PFIC, you generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “Distributions”) with respect to any gain from the sale or exchange of, and excess distributions with respect to, the ordinary shares.

        Under the PFIC rules, unless a U.S. Holder makes one of the elections described in the next paragraphs, a special tax regime will apply to both (a) any “excess distribution” by us (generally, the U.S. Holder’s ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by such U.S. Holder in the shorter of the three preceding years or the U.S. Holder’s holding period) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (b) the amount deemed realized had been subject to tax in each year of that holding period, and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long term capital gains discussed above under “Distributions.”

        Certain elections are available to U.S. Holders of shares that may serve to alleviate some of the adverse tax consequences of PFIC status. If we agreed to provide the necessary information, you could avoid the interest charge imposed by the PFIC rules by making a qualified electing fund, or a QEF election, which election may be made retroactively under certain circumstances, in which case you generally would be required to include in income on a current basis your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gains as long-term capital gain. We do not expect to provide to U.S. Holders the information needed to report income and gain pursuant to a QEF election, and we make no undertaking to provide such information in the event that we are a PFIC.

        Under an alternative tax regime, you may also avoid certain adverse tax consequences relating to PFIC status discussed above by making a mark-to-market election with respect to your ordinary shares annually, provided that the shares are “marketable.” Shares will be marketable if they are regularly traded on certain U.S. stock exchanges (including NASDAQ) or on certain non-U.S. stock exchanges. For these purposes, the shares will generally be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least fifteen days during each calendar quarter.

        If you choose to make a mark-to-market election, you would recognize as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and your adjusted tax basis in the PFIC shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by you under the election for prior taxable years. If the mark-to-market election were made, then the PFIC rules set forth above relating to excess distributions and realized gains would not apply for periods covered by the election. If you make a mark-to-market election after the beginning of your holding period of our ordinary shares, you would be subject to interest charges with respect to the inclusion of ordinary income attributable to the period before the effective date of such election.

        Under certain circumstances, ordinary shares owned by a Non-U.S. Holder may be attributed to a U.S. person owning an interest, directly or indirectly, in the Non-U.S. Holder. In this event, distributions and other transactions in respect of such ordinary shares may be treated as excess distributions with respect to such U.S. person, and a QEF election may be made by such U.S. person with respect to its indirect interest in us, subject to the discussion in the preceding paragraphs.

        We may invest in stock of non-U.S. corporations that are PFICs. In such a case, provided that we are classified as a PFIC, a U.S. Holder would be treated as owning its pro rata share of the stock of the PFIC owned by us. Such a U.S. Holder would be subject to the rules generally applicable to shareholders of PFICs discussed above with respect to distributions received by us from such a PFIC and dispositions by us of the stock of such a PFIC (even though the U.S. Holder may not have received the proceeds of such distribution or disposition). Assuming we receive the necessary information from the PFIC in which we own stock, certain U.S. Holders may make the QEF election discussed above with respect to the stock of the PFIC owned by us, with the consequences discussed above. However, no assurance can be given that we will be able to provide U.S. Holders with such information.

        If we were a PFIC, a holder of ordinary shares that is a U.S. Holder must file United States Internal Revenue Service Form 8621 for each tax year in which the U.S. Holder owns the ordinary shares.

        You should consult your own tax advisor regarding our potential status as a PFIC and the tax consequences that would arise if we were treated as a PFIC.

Backup Withholding Tax and Information Reporting Requirements

        United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of ordinary shares, other than an exempt recipient (including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28.0% for years through 2010.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the beneficial owner’s United States federal income tax liability, if any, provided that the required information is furnished to the IRS.

        The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

F.	Dividends and Paying Agents

        Not applicable.

G.	Statement by Experts

        Not applicable.

H.	Documents on Display

        We are currently subject to the information and periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, generally referred to as the Exchange Act, and file periodic reports and other information with the Securities and Exchange Commission through its electronic data gathering, analysis and retrieval (EDGAR) system. Our securities filings, including this annual report and the exhibits thereto, are available for inspection and copying at the public reference facilities of the Securities and Exchange Commission located at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Commission also maintains a website at http://www.sec.gov from which certain filings may be accessed.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

I.	Subsidiary Information

        Not applicable.

ITEM 11: Quantitative and Qualitative Disclosures About Market Risk

        Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Risk of Interest Rate Fluctuation

        We do not have any long-term borrowings. Our investments consist primarily of cash and cash equivalents and interest bearing, investment-grade investments in marketable securities with maturities of up to three years. These marketable securities currently consist of corporate debt securities, governmental debt securities and money market funds, and may in the future include commercial paper and non-governmental debt securities. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. We manage this exposure by performing ongoing evaluations of our investments. Due to the short and medium-term maturities of our investments to date, their carrying value approximates the fair value. We generally hold investments to maturity in order to limit our exposure to interest rate fluctuations.

Foreign Currency Exchange Risk

        Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the shekel and the Euro. We are exposed to the risk of fluctuation in the U.S. dollar/shekel exchange rate. In 2006, we derived our revenues principally in U.S. dollars and to a lesser extent in euros and shekels. Although a majority of our expenses were denominated in U.S. dollars, a significant portion of our expenses were denominated in shekels and to a lesser extent in euros and yen. Our shekel-denominated expenses consist principally of salaries and related personnel expenses.

        We anticipate that a material portion of our expenses will continue to be denominated in shekels. If the U.S. dollar weakens against the shekel, there will be a negative impact on our profit margins. We currently do not hedge our currency exposure through financial instruments. In the future, we may undertake hedging or other similar transactions or invest in market risk sensitive instruments if we determine that it is advisable to offset these risks.

Impact of Inflation

        We believe that the rate of inflation in Israel has had a minor effect on our business to date. However, our U.S. dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the shekel against the U.S. dollar or if the timing of such devaluation lags behind inflation in Israel.

        The following table presents information about the rate of inflation in Israel, the rate of devaluation of the shekel against the U.S. dollar and the rate of inflation in Israel adjusted for such devaluation:

Year ended December 31,	Israeli inflation rate %	Israeli devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation %

2004	1.2	(1.6)	2.8
2005	2.4	6.7	(4.3)
2006	(0.1)	(8.2)	8.1

        We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the shekel against the dollar or if the timing of the devaluation lags behind inflation in Israel.

ITEM 12: Description of Securities Other Than Equity Securities

        Not applicable.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

        None.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceed

A.	Material Modifications to the Rights of Security Holders

        Prior to the closing of our initial public offering in November 2006, all of our outstanding preferred shares were converted into ordinary shares. Our articles of association (providing only for ordinary shares and allowing, for example, free transferability of shares) became effective upon the closing of our initial public offering. The material provisions of our articles of association as currently in effect are described under “ITEM 6: Directors, Senior Management and Employees–Board Practices” with respect to our board of directors, and otherwise under “ITEM 10: Additional Information–Memorandum and Articles of Association.” Since our initial public offering, no instruments defining the rights of our ordinary shares’ holders have been modified.

E.	Use of Proceeds

        The effective date of the registration statement (file no. 333-138313) for our initial public offering of ordinary shares, par value NIS 0.10, was November 15, 2006. The offering commenced on November 15, 2006 and terminated after the sale of all the securities registered. Lehman Brothers Inc. acted as the sole book-running manager for the offering, Deutsche Bank Securities Inc. acted as co-lead manager and, CIBC World Markets Corp. and RBC Capital Markets Corporation acted as co-managers. We registered 6,500,000 ordinary shares in the offering. We sold 6,500,000 ordinary shares at an aggregate offering price of $78 million at a price per share of $12.00. Under the terms of the offering, we incurred aggregate underwriting discounts of $5.5 million. We also incurred expenses of $2 million in connection with the offering. The net proceeds that we received as a result of the offering were $70.5 million. As of December 31, 2006, the net proceeds had been used as follows:

Use of Proceeds	Description	Amounts (in thousands of U.S. dollars)

Construction of plant, buildings and facilities	-	-
Purchase and installation of machinery and equipment	-	-
Purchase of real estate	-	-
Repayment of indebtedness	-	-
Working capital	-	-
Temporary investments	Cash equivalents and marketable securities	$70.5
Any other use involving $100,000 of the proceeds	-	-

Total:		$70.5

        None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15: Controls and Procedures

        Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2006. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, our disclosure controls and procedures were effective at the reasonable assurance level.

        During the period covered by this report, no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) have occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

        All internal control systems no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statements preparation and presentation.

ITEM 16: Reserved

ITEM 16A: Audit Committee Financial Expert

        The board of directors has determined that Nurit Benjamini is the financial expert serving on its audit committee and that Ms. Benjamini is independent under the rules of The Nasdaq Stock Market.

ITEM 16B: Code of Ethics

        We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, controller and persons performing similar functions. This code has been posted on our website, www.allot.com.

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Auditors

        The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year ended December, 31,
	2005	2006
	(in thousands of U.S. dollars)

Audit Fees(1)	$-	$426
Audit-Related Fees	$-	$-
Tax Fees(2)	$-	$11
All Other Fees(3)	$-	$5

Total	$-	$442

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with our registration statement on Form F-1 for our initial public offering and consultation concerning financial accounting and reporting standards.
(2)	“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.
(3)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives.

Audit Committee’s Pre-Approval Policies and Procedures

        Our audit committee pre-approved all audit and non-audit services provided to us and to our subsidiaries during the periods listed above.

ITEM 16D: Exemptions from the Listing Standards for Audit Committees

        Not applicable.

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

        Not applicable.

PART III

ITEM 17: Financial Statements

        Not applicable.

ITEM 18: Financial Statements

        See Financial Statements included at the end of this report.

ITEM 19: Exhibits

Number	Description

1.1	Articles of Association of the Registrant (1)

1.2	Certificate of Name Change (1)

2.1	Specimen share certificate (1)

2.2	Second Amended and Restated Investors Rights Agreement, dated October 26, 2006, by and among the parties thereto and the Registrant (1)

Number	Description

3.1	Escrow Agreement, dated January 28, 1998 by and among Yigal Jacoby, Ravillan Benzur & Co., Law Offices and the Registrant; Escrow Letter of Resignation and Appointment, dated January 31, 2004 by and among Yigal Jacoby, Yolovelsky, Dinstein, Sneh & Co. and the Registrant; and Assignment of Escrow Agreement, dated May 21, 2006 by and among Yodan Trust Company Ltd., Oro Trust Company Ltd., Yigal Jacoby and the Registrant (1)

3.2	Addendum, dated October 26, 2006, to Escrow Agreement, dated January 28, 1998, by and between Yigal Jacoby and the Registrant (1)

4.1	Share Purchase Agreement, dated May 18, 2006, by and among the parties thereto and the Registrant (1)

4.2	Non-Competition Agreement, dated August 24, 2004, by and among Odem Rotem Holdings Ltd., Yigal Jacoby and the Registrant (1)

4.3	Experteam Training Services Proposal, dated as of March 2006, by Experteam to the Registrant (1)

4.4	Warrant to Purchase Series C-1 Shares, dated November 27, 2001, by and between the Company and Yigal Jacoby (1)

4.5	Manufacturing Agreement, dated September 4, 2002, by and between the R.H. Electronics Ltd. and the Registrant* (1)

4.6	Non-Stabilized Lease Agreement, dated February 13, 2006, by and among, Aderet Hod Hasharon Ltd., Miritz, Inc., Leah and Israel Ruben Assets Ltd., Tamar and Moshe Cohen Assets Ltd., Drish Assets Ltd., S. L. A. A. Assets and Consulting Ltd., Iris Katz Ltd., Y. A. Groder Investments Ltd., Ginotel Hod Hasharon 2000 Ltd. and Allot Communications Ltd. (1)

4.7	Key Employees of Subsidiaries and Consultants Share Incentive Plan (1997) (1)

4.8	Key Employees Share Incentive Plan (1997) (1)

4.9	Key Employees Share Incentive Plan (2003) (1)

4.10	2006 Incentive Compensation Plan (1)

8.1	List of Subsidiaries of the Registrant (1)

11.1	Code of Ethics

12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)

12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)

13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications) (2)

14.1	Consent of Kost Forer Gabbay & Kasierer

(1)	Previously filed with the Securities and Exchange Commission on October 31, 2006 pursuant to a registration statement on Form F-1 (File No. 333-138313) and incorporated by reference herein.

(2)	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

*	Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 406 of the Securities Act.

SIGNATURES

        The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Communications Ltd. By: /s/ Rami Hadar —————————————— Rami Hadar Chief Executive Officer and President

Dated: June 28, 2007

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of

ALLOT COMMUNICATIONS LTD.

        We have audited the accompanying consolidated balance sheets of Allot Communications Ltd. (the “Company”) and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and cash flows, for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2 to the consolidated financial statements, in 2006, the Company adopted Financial Accounting Standard Board Statement No. 123(R), “Share-Based Payment.”

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER KOST FORER GABBAY & KASIERER
June 28, 2007	A Member of Ernst & Young Global

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2005	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,677	$7,117
Restricted cash	62	-
Marketable securities	3,588	70,364
Short-term bank deposit	57	59
Trade receivables	3,530	5,856
Other receivables and prepaid expenses	696	1,961
Inventories	1,544	3,337

Total current assets	13,154	88,694

LONG-TERM ASSETS:
Marketable securities	993	5,750
Severance pay fund	1,538	2,648
Deferred taxes	196	291
Other assets	104	763

Total long-term assets	2,831	9,452

PROPERTY AND EQUIPMENT, NET	1,483	2,939

GOODWILL AND INTANGIBLE ASSETS, NET	123	99

Total assets	$17,591	$101,184

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2005	2006

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$-	$6
Trade payables	2,293	4,415
Employees and payroll accruals	1,672	2,610
Deferred revenues	3,247	3,788
Other payables and accrued expenses	1,668	2,223

Total current liabilities	8,880	13,042

LONG-TERM LIABILITIES:
Deferred revenues	972	1,578
Accrued severance pay	1,613	2,377

Total long-term liabilities	2,585	3,955

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.1 par value - Authorized: 200,000,000 and 7,249,543 shares at December 31, 2006 and 2005, respectively; Issued: 21,232,290 and 2,724,087 shares at December 31, 2006 and 2005,
respectively; Outstanding: 20,985,811 and 2,724,087 shares at December 31, 2006 and 2005, respectively	32	456
Convertible Preferred shares of NIS 0.1 par value - Authorized: 0 and 4,650,475 shares at December 31,
2006 and 2005, respectively; Issued: 0 and 4,357,769 shares at December 31, 2006 and 2005,
respectively; Outstanding: 0 and 4,249,412 shares at December 31, 2006 and 2005, respectively	103	-
Additional paid-in capital	43,972	121,069
Deferred stock compensation	(75)	(34)
Accumulated other comprehensive loss	(22)	(36)
Accumulated deficit	(37,884)	(37,268)

Total shareholders' equity	6,126	84,187

Total liabilities and shareholders' equity	$17,591	$101,184

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2004	2005	2006

Revenues:
Products	$14,638	$18,498	$28,756
Services	3,447	4,474	5,388

Total revenues	18,085	22,972	34,144

Cost of revenues:
Products	3,942	4,481	6,435
Services	679	938	1,162

Total cost of revenues	4,621	5,419	7,597

Gross profit	13,464	17,553	26,547

Operating expenses:
Research and development, net	3,957	5,925	7,529
Sales and marketing	10,104	11,887	15,457
General and administrative	2,081	2,380	3,464
Impairment of intangible assets	366	-	-

Total operating expenses	16,508	20,192	26,450

Operating income (loss)	(3,044)	(2,639)	97
Financial and other income (expenses), net	(241)	45	630

Income (loss) before income tax expenses (benefit)	(3,285)	(2,594)	727
Income tax expenses (benefit)	3	(218)	111

Net income (loss)	$(3,288)	$(2,376)	$616

Basic net earnings (loss) per share	$(1.18)	$(0.81)	$0.04

Diluted net earnings (loss) per share	$(1.18)	$(0.81)	$0.04

Weighted average number of shares used in computing basic net earnings (loss) per share	2,787,554	2,943,500	14,402,338

Weighted average number of shares used in computing diluted net earnings (loss) per share	2,787,554	2,943,500	16,423,227

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares			Convertible Preferred shares		Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive loss	Accumulated deficit	Total
	Shares	Amount		Shares	Amount

Balance at January 1, 2004	2,437,701		$29	3,572,624	$86	$35,553	$(3)	$-	$(32,220)	$3,445
Issuance of share capital (net of expenses of $ 77)	-		-	785,145	17	7,854	-	-	-	7,871
Exercise of warrants and employee stock options	9,867	*)	-	-	-	11	-	-	-	11
Compensation related to warrants granted to consultants	-		-	-	-	151	-	-	-	151
Deferred stock-based compensation	-		-	-	-	123	(123)	-	-	-
Amortization of stock-based compensation	-		-	-	-	-	7	-	-	7
Net unrealized loss on available-for-sale securities	-		-	-	-	-	-	(4)	-	(4)
Net loss	-		-	-	-	-	-	-	(3,288)	(3,288)

Balance at December 31, 2004	2,447,568		29	4,357,769	103	43,692	(119)	(4)	(35,508)	8,193
Exercise of warrants and employee stock options	276,519		3	-	-	19	-	-	-	22
Compensation related to warrants and options granted to
consultants	-		-	-	-	54	-	-	-	54
Deferred stock compensation	-		-	-	-	2	(2)	-	-	-
Amortization of stock-based compensation	-		-	-	-	205	46	-	-	251
Net unrealized loss on available-for-sale securities	-		-	-	-	-	-	(18)	-	(18)
Net loss	-		-	-	-	-	-	-	(2,376)	(2,376)

Balance at December 31, 2005	2,724,087		32	4,357,769	103	43,972	(75)	(22)	(37,884)	6,126
Issuance of share capital (net of expenses of $ 68)	-		-	452,157	10	5,422	-	-	-	5,432
Exercise of warrants and employee stock options	488,027		9	-	-	85	-	-	-	94
Compensation related to warrants and options granted to
consultants	-		-	-	-	635	-	-	-	635
Amortization of stock-based compensation	-		-	-	-	685	41	-	-	726
Net unrealized loss on available-for-sale securities	-		-	-	-	-	-	(14)	-	(14)
Tax benefit related to exercise of stock options	-		-	-	-	99	-	-	-	99
Share dividend	342,588		8	6,131,170	139	(147)	-	-	-	-
Issuance of share capital upon Initial Public Offering, net of
expenses of $ 7,527	6,500,000		150	-		70,323	-	-	-	70,473
Conversion of Convertible Preferred Shares	11,177,588		257	(10,941,096)	(252)	(5)	-	-	-	-
Net income	-		-	-	-	-	-	-	616	616

Balance at December 31, 2006	21,232,290		$456	-	$-	$121,069	$(34)	$(36)	$(37,268)	$84,187

*)	Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2005	2006

Cash flows from operating activities:

Net income (loss)	$(3,288)	$(2,376)	$616
Adjustments to reconcile net income (loss) to net cash provided by
(used in) operating activities:
Depreciation	416	559	893
Stock-based compensation related to options granted to
employees and non-employees	158	305	1,361
Amortization and impairment of intangible assets	505	23	24
Capital loss (gain)	(3)	6	-
Accrued severance pay, net	(125)	(3)	(75)
Decrease (increase) in other assets	(58)	19	(659)
Accrued interest on marketable securities	-	(4)	(223)
Decrease in other long-term liabilities	(84)	(294)	-
Increase in trade receivables	(642)	(194)	(2,326)
Decrease (increase) in other receivables and prepaid expenses	134	(15)	(1,042)
Increase in inventories	(337)	(271)	(2,053)
Increase in deferred taxes	-	(281)	(90)
Increase in trade payables	457	536	2,122
Increase in employees and payroll accruals	150	219	938
Increase in deferred revenues	821	1,315	1,147
Increase (decrease) in other payables and accrued expenses	(131)	562	560
Amortization of premium on marketable securities	-	-	46
Amortization of discount on bank credit-line	318	50	-
Interest on short-term bank deposit	-	(1)	(1)

Net cash provided by (used in) operating activities	(1,709)	155	1,238

Cash flows from investing activities:

Short-term bank deposit	(56)	-	-
Decrease (increase) in restricted cash	(3)	3	62
Purchase of property and equipment	(607)	(686)	(2,072)
Proceeds from sale of property and equipment	41	4	4
Purchase of marketable securities	(4,850)	(4,300)	(104,118)
Proceeds from redemption or sale of marketable securities	-	4,550	32,525
Investment in severance pay fund	-	-	(271)

Net cash used in investing activities	(5,475)	(429)	(73,870)

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2005	2006

Cash flows from financing activities:

Issuance of share capital upon Initial Public offering	-	-	70,473
Bank credit (repayment)	(234)	(166)	6
Exercise of warrants and employee stock options	11	22	94
Excess tax benefit from stock-based compensation	-	-	67
Issuance of share capital, net	7,871	-	5,432

Net cash provided by (used in) financing activities	7,648	(144)	76,072

Increase (decrease) in cash and cash equivalents	464	(418)	3,440
Cash and cash equivalents at the beginning of the year	3,631	4,095	3,677

Cash and cash equivalents at the end of the year	$4,095	$3,677	$7,117

Supplementary cash flow information:

(a) Non-cash activities:

Reclassification of inventory to property and equipment	$238	$155	$281

(b) Cash paid during the year for:

Interest	$18	$8	$3

Taxes	$-	$-	$184

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	GENERAL

Allot Communications Ltd. (the “Company”) was incorporated in November 1996 under the laws of the State of Israel. The Company is engaged in developing, selling and marketing broadband service optimization solutions using advanced deep packet inspection, or DPI, technology. The solutions provide broadband service providers and enterprises with real-time, highly granular visibility into network traffic, and enable them to efficiently and effectively manage and optimize their networks. The Company’s solutions are used to create policies to monitor network applications, enforce quality of service policies that guarantee mission-critical application performance, mitigate security risks and leverage network infrastructure investments. The Company’s products consist of NetEnforcer traffic management systems and NetXplorer application management suite. The products are used by service providers to offer subscriber-based and application-based tiered services that enable them to optimize their service offerings.

The Company holds five wholly-owned subsidiaries (collectively “Allot”): Allot Communications, Inc. in Eden Prairie, Minnesota, United-States (the “US subsidiary”), which was incorporated in 1997 under the laws of the State of California, Allot Communication Europe SARL in Sophia, France (the “European subsidiary”), which was incorporated in 1998 under the laws of France, Allot Communications Japan K.K. in Tokyo, Japan (the “Japanese subsidiary”), which was incorporated in 2004 under the laws of Japan, Allot Communications (UK) Limited (the “UK subsidiary”), which was incorporated in 2006 under the laws of England and Wales and Allot Communications (Asia Pacific) Pte. Ltd. (the “Singaporean subsidiary”), which was incorporated in 2006 under the laws of Singapore.

The US subsidiary commenced operations in 1997. It engages in the sale, marketing and technical support services in America of products manufactured by and imported from the Company. The European, Japanese, UK and Singaporean subsidiaries are engaged in marketing and technical support services of the Company’s products in Europe, Japan, UK and Asia Pacific, respectively.

During 2006, 2005 and 2004, approximately 5%, 9% and 12%, respectively, of Allot’s revenues were derived from a single customer. During 2006 and 2005, approximately 20% and 16%, respectively, of Allot’s revenues derived from a different customer.

Allot currently depends on a single subcontractor to manufacture and provide hardware warranty support for its NetEnforcer traffic management system. If it experiences delays, disruptions, quality control problem or a loss in capacity, it could materially adversely affect Allot’s operating results (see also Note 8d). Certain components for the NetEnforcer traffic management systems come from single or limited sources, and Allot could lose sales if these sources fail to satisfy its supply requirements.

On November 16, 2006, the Company commenced trading its Ordinary shares on the Nasdaq National Market.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

a.	Use of estimates:

The preparation of financial statements, in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

b.	Financial statements in U.S. dollars:

The majority of the revenues of the Company and certain of its subsidiaries are generated in U.S. dollars (“dollar”) or linked to the dollar. In addition, a majority portion of the Company’s and certain of its subsidiaries’ costs are incurred or determined in dollars. A portion of the Company and its subsidiaries’ costs is paid in local currencies. The Company’s management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation”. All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions, including profits from intercompany sales not yet realized outside Allot, have been eliminated upon consolidation.

d.	Cash and cash equivalents:

Allot considers all highly liquid investments which are readily convertible to cash with maturity of three months or less, at the date of acquisition, to be cash equivalents.

e.	Marketable securities:

Allot accounts for its investments in marketable securities using Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”).

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s management determines the appropriate classification of marketable debt and equity securities at the time of purchase and evaluates such designation as of each balance sheet date. To date, all debt securities have been classified as available-for-sale and are carried at fair market value, based on quoted market prices with unrealized gains and losses, if any, included as a separate component of shareholders’ equity. Realized gains and losses considered declines in value of securities judged to be other than temporary are included in interest income and have not been material to date. The cost of securities sold is based on the specific identification method.

As of December 31, 2006, the Company held marketable securities in U.S. dollars in the United States, which were classified as available for sale. The balance was composed of auction rate and government agency securities. The auction rate and government agencies securities bear interest at rates ranging from 4.14% to 6.00% per annum.

f.	Short-term deposit:

A short-term bank deposit is a deposit with a maturity of more than three months but less than one year. The deposit is in dollars and bears interest at annual weighted average rate of 4.88% and 2.25% at December 31, 2006 and 2005, respectively. The short-term deposit is presented at cost, including accrued interest.

g.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory reserves are provided to cover risks arising from slow-moving items or technological obsolescence. Cost of inventories is determined as the cost of raw materials, manufacturing cost and addition of allocable indirect costs. Cost is determined using the “average cost” method. Inventory write-offs totaled $ 289, $ 179 and $ 397 in 2006, 2005 and 2004, respectively.

h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and peripheral equipment	20-33
Office furniture and equipment	6-33
Leasehold improvements	By the shorter of term of the lease or the useful life of the asset

i.	Goodwill and intangible assets:

Goodwill reflects the excess of the purchase price of business acquired over the fair value of the net tangible and intangible assets acquired. Intangible assets consist mainly of acquired technology, trade names and customer relations.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Under SFAS No. 142, goodwill is no longer amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise).

SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. As of December 31, 2006 and 2005, no instances of impairment of goodwill were identified. See Note 6 for December 31, 2004.

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142. The Company amortizes its intangible assets on a straight line basis. As of December 31, 2006 and 2005, no instances of impairment were identified. See note 6 for impairment charges recorded in 2004.

j.	Impairment of long-lived assets:

Long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2006, 2005 and 2004, no instances of impairment were identified.

k.	Revenue recognition:

Allot generates revenues mainly from the sale of hardware and software products and such provision of maintenance and support services. Allot sells its products mostly through resellers, distributors, OEMs, system integrators and value added resellers, all of whom are considered end-customers from Allot’s perspective.

The software components of Allot’s products are deemed to be more than incidental to the products as a whole, in accordance with Statement of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”) and EITF 03-5, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software.” Therefore, Allot accounts for its product sales in accordance with SOP 97-2. Revenues from product sales are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative objective fair value of the elements. Allot has adopted Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions” (“SOP 98-9”). According to SOP 98-9, revenues should be allocated to the different elements in the arrangement under the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with a customer, Allot defers revenue for the fair value of its undelivered elements (maintenance and support) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (hardware and software products) when all other criteria in SOP 97-2 have been met. Any discount in the arrangement is allocated to the delivered element.

Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the applicable maintenance and support agreement. The VSOE of fair value of the maintenance and support services is determined based on the price charged when sold separately. Deferred revenues are classified as short and long terms and recognized as revenues at the time respective elements are provided.

Allot generally does not grant a right of return to its customers. However, when other customer incentives, such as trade-in or rebates, are expected and estimated, Allot records a provision at the time product revenues is recognized based on its experience. The provision has been deducted from revenues and amounted to $ 82, $ 73 and $ 50 for the years ended December 31, 2006, 2005 and 2004, respectively.

Allot grants a one-year hardware warranty and three-month software warranty on all of its products. Allot estimates the costs that may be incurred under its warranty arrangements and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect Allot’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims and cost per claim. Allot periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

l.	Research and development costs:

Statement of Financial Accounting Standard No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,” requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on Allot’s product development process, technological feasibility is established upon the completion of a working model. Allot does not incur material costs between the completion of a working model and the point at which the products are ready for general release. Therefore, research and development costs are charged to the statement of operations as incurred.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Severance pay:

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law, based on the most recent monthly salary of its employees multiplied by the number of years of employment as of the balance sheet date for such employees. The Company’s liability is partly provided by monthly deposits with severance pay funds and insurance policies and the remainder by an accrual.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay law, labor agreements and/or applicable case law. The value of the deposited funds and insurance policies is based on the cash surrendered value and includes profits accumulated up to the balance sheet date.

Severance expenses for the years ended December 31, 2006, 2005 and 2004, amounted to approximately $ 819, $ 426 and $ 433, respectively.

n.	Accounting for stock-based compensation:

Allot has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation”in accounting for its employee stock option plans.

Under APB No. 25, when the exercise price of the Company’s stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

Allot adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,”which amended certain provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. The Company continues to apply the provisions of APB No. 25 in accounting for stock-based compensation.

Allot applies SFAS No. 123 and Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF No. 96-18”), with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date as defined in EITF No. 96-18.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Effective January 1, 2006, Allot adopted the fair value recognition provisions of FASB Statement No. 123(R), “Share-Based Payments” (“SFAS No. 123(R)”). For grants where Allot had previously presented the required SFAS No. 123 pro forma disclosures using the minimum value method, Allot adopted the new standard using the prospective transition method. As such, for those awards, Allot will continue to apply APB 25 in future periods.

As a result of adopting SFAS No. 123(R) on January 1, 2006, Allot’s net income for the year ended December 31, 2006, is $ 302 lower with $ 0.02 negative effect on basic and diluted net earnings per share, than if it had continued to account for stock-based compensation under APB 25.

SFAS No. 123(R) requires the cash flows resulting from the tax deductions in excess of the compensation costs recognized for those stock options to be classified as financing cash flows. The $ 67 excess tax benefit classified as financing cash inflows would have been classified as an operating cash flow if the Company had not adopted SFAS No. 123(R).

The following table sets forth the total stock-based compensation expense resulting from stock options included in the Consolidated Statements of Operations:

Year ended December 31, 2006

Cost of revenues	$15
Research and development expenses, net	157
Sales and marketing expenses	650
General and administrative expenses	539

Total stock-based compensation expense	$1,361

The fair value of stock-based awards was estimated using the Binomial model starting January 1, 2006 with the following weighted-average assumptions for the year ended December 31, 2006:

Year ended December 31, 2006

Suboptimal exercise multiple	2-3
Forfeiture rate	5%-12%
Interest rate	4.40%-5.33%
Volatility	80%-85%
Dividend yield	0%
Weighted-average fair value at grant date	4.37

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The computation of expected volatility is based on realized historical stock price volatility of peer companies. The computation of the suboptimal exercise multiple and the forfeiture rate are based on the employees expected exercise prior and post vesting termination behavior. The interest rate for period within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

o.	Concentration of credit risks:

Financial instruments that potentially subject Allot to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, short-term deposits and trade receivables.

The majority of cash and cash equivalents, marketable securities and short-term deposits of Allot are invested in dollar deposits in major U.S. and Israeli banks. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Allot’s management believes that the financial institutions that hold Allot’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

Allot’s trade receivables are derived from sales to large and solid organizations located mainly in the United States, Europe and Asia.

Allot has no off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

p.	Royalty bearing grants:

Participation grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor in Israel (“OCS”) for research and development activity are recognized at the time Allot is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants recognized amounted to $ 1,811, $ 727 and $ 894 in 2006, 2005 and 2004, respectively.

q.	Income taxes:

Allot accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” This Statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Allot provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Basic and diluted net earnings (loss) per share:

The Company applies the two class method as required by EITF No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-6”). EITF No. 03-6 requires the earnings (loss) per share for each class of shares (Ordinary shares and Preferred shares) to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights.

In compliance with EITF 03-6, the series of Preferred shares are not participating securities in losses, and therefore are not included in the computation of net loss per share.

Basic and diluted net earnings (losses) per share are computed based on the weighted average number of shares of Ordinary shares outstanding during each year. Diluted net earnings (losses) per share are computed based on the weighted-average number of Ordinary shares outstanding during the period, plus dilutive potential shares of Ordinary shares considered outstanding during the period, in accordance with Statement of Financial Standard No. 128, “Earnings Per Share.”

For the years ended December 31, 2005 and 2004, all outstanding options, warrants and Preferred shares have been excluded from the calculation of the diluted loss per share since their effect was anti-dilutive.

For the year ended December 31, 2006, the total number of shares related to outstanding options excluded from the calculation of diluted net earnings per share was 572,790, because their inclusion would have been anti-dilutive.

s.	Fair value of financial instruments:

The following methods and assumptions were used by Allot in estimating the fair value disclosures for financial instruments:

The carrying value of cash and cash equivalents, short-term deposits, trade receivables, other accounts receivable and prepaid expenses, trade payables and other liabilities approximate their fair values due to the short-term maturities of such instruments.

t.	New accounting pronouncement

In July 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, “Accounting for income taxes”(“FAS 109”). This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.

FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. The Company does not anticipate any material impact on its consolidated financial statements upon the adoption of FIN No. 48.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurement” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not anticipate any material impact on its consolidated financial statements upon the adoption of this standard.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”(“SFAS No. 159”). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The Standard’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS No. 159.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:	–	MARKETABLE SECURITIES

The following is a summary of available-for-sale securities:

	December 31, 2005			December 31, 2006
	Cost	Unrealized losses	Market value	Cost	Unrealized losses	Market value

Auction rate securities	$2,600	$-	$2,600	$69,370	$-	$69,370
Government agencies	2,003	(22)	1,981	6,780	(36)	6,744

Total securities	$4,603	$(22)	$4,581	$76,150	$(36)	$76,114

	December 31, 2005		December 31, 2006
	Cost	Market value	Cost	Market value

Matures in one year	$3,600	$3,588	$70,370	$70,364
Mature from one year	1,003	993	5,780	5,750

Total securities	$4,603	$4,581	$76,150	$76,114

As of December 31, 2006, Allot’s investments in government agencies included continuous unrealized losses of $ 7, for a period greater than 12 months.

The unrealized losses in Allot’s investments in government agencies were caused by interest rate increases. It is expected that the securities would not be settled at a price less than the amortized cost of Allot’s investment. Based on Allot’s intention to hold these investments until recoverability, the securities were not considered to be other than temporarily impaired at December 31, 2006.

NOTE 4:	–	INVENTORIES

	December 31,
	2005	2006

Raw materials	$496	$909
Finished products	1,048	2,428

	$1,544	$3,337

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:	–	PROPERTY AND EQUIPMENT, NET

	December 31,
	2005	2006

Cost:
Computers and peripheral equipment	$2,120	$3,623
Office furniture and equipment	1,802	2,447
Leasehold improvements	144	253

	4,066	6,323

Accumulated depreciation	2,583	3,384

Depreciated cost	$1,483	$2,939

Depreciation expenses for the years ended December 31, 2006, 2005 and 2004, were $ 893, $ 559 and $ 416, respectively.

NOTE 6:	–	INTANGIBLE ASSETS, NET

a.	The following table shows the Company’s intangible assets for the periods presented:

	December 31,
	2005	2006

Cost:
Customer base	$261	$261

Accumulated amortization	237	261

Amortized cost	$24	$-

b.	In September 2002, Allot acquired the tangible and intangible assets of NetReality Ltd. (“NetReality”), an Israeli manufacturer of traffic management solutions, following NetReality’s receivership proceedings filed with an Israeli court. Allot also recruited NetReality’s employees.

In connection with the commitment to pay royalties to the Office of the Chief Scientist, see Note 8a.

In consideration for the assets acquired and liability assumed, Allot granted NetReality’s receiver a fully-vested warrant to purchase 48,267 of series B Preferred shares (with an exercise price of $ 0.02 per share) (“NetReality Warrant”), and undertook to pay royalties at the rate of the higher of (i) 7% from the sales of the NetReality products; or (ii) 1% of the total sales of Allot. The royalties were set to be paid over a period of five years from the date of the acquisition with a minimum of $ 1,000 and maximum of $ 2,500.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:	–	INTANGIBLE ASSETS, NET (Cont.)

The purchase price was valued at approximately $ 1,254, based on the fair value of the warrant granted, and the minimum commitment to pay royalties. NetReality’s receiver exercised the NetReality Warrant upon the closing of Allot’s initial public offering into 109,793 Ordinary shares and paid total exercise price of $ 1.

The acquisition was accounted for in accordance with Statement of Financial Accounting Standards No. 141, “Business Combination,” using the purchase method of accounting. Accordingly, the purchase price has been allocated to the assets acquired and the liability assumed based on their fair value at the date of acquisition. The fair values of the identified intangible assets were established based on an independent valuation study performed by a third-party specialist. The excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill.

c.	Impairment of long-lived assets and goodwill in 2004 (see also Note 2i):

During the fourth quarter of 2004, Allot decided to cease the development and sale of NetReality’s products, and to continue solely the provision of maintenance and support services.

Consequently, Allot performed a recoverability test on its long-lived assets associated with its NetReality products. As a result, Allot recorded a non-cash charge of $ 366 in accordance with SFAS No. 144. This impairment was recorded in operating expenses. Management considered current and anticipated industry conditions, recent changes in its business strategies, and current and anticipated operating results.

The composition of the impairment was as follows:

Technology (*)	$159
Customer base (*)	98
Trade name (*)	109

$366

(*)	Related to the purchase of certain assets of NetReality, in September 2002.

As part of the goodwill annual impairment test and in connection with the evaluation Allot performed in accordance SFAS No. 142, no goodwill impairment was deemed necessary. The fair value of Allot, the sole reporting unit identified, was estimated based on the financing investment made in Allot during 2004. During the years 2006 and 2005, no indicators for impairment were identified.

d.	Amortization expenses for the years ended December 31, 2006, 2005 and 2004, were $ 24, $ 23 and $ 139, respectively.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:	–	BANK CREDIT LINES AND RELATED WARRANTS

Through October 2002, Allot was granted credit lines from Bank Hapoalim B.M. (“Hapoalim”), and United Mizrahi Bank Ltd. (“Mizrahi”). The term of the credit lines was through June 2005, and Allot has repaid all amounts withdrawn at that date.

In connection with the credit lines, Allot granted Hapoalim’s affiliate and Mizrahi several warrants to purchase up to 176,212 series B Preferred shares of the Company at an exercise price of $ 7.945 per share. The original term of the warrants is 12 years commencing on the original grant dates of the respective warrants. The Mizrahi warrant will also expire upon the earlier of a date that is 12 months following the closing of Allot’s initial public offering or a date that is 12 months following a Liquidity Event (as defined in the Mizrahi warrants).

Hapoalim’s affiliate exercised its warrants upon the closing of Allot’s initial public offering and immediately thereafter, through a net exercise, into 163,655 Ordinary shares. Mizrahi exercised a portion of its warrants upon the closing of Allot’s initial public offering, through a net exercise, into 73,069 Ordinary shares and the remaining portion was then converted into warrants to purchase up to 68,713 Ordinary shares at an exercise price of $ 3.49 per share.

Allot recorded the fair value of these warrants using the Black-Scholes Option Valuation Model.

See also Note 9d.

NOTE 8:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties:

1.	The Company received research and development grants from the OCS.

The Company is participating in programs sponsored by the Israeli Government for the support of research and development activities. Currently, the Company is obligated to pay royalties to the OCS, amounting to 3.5% of the sales of products of the Company and other related revenues generated, up to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of products of the Company and in the absence of such sales no payment is required.

In connection with the NetReality acquisition, the Company assumed a commitment to pay royalties to the Office of the Chief Scientist up to the amount of the contingent liabilities derived from the grants that had been received by NetReality prior to the acquisition. In April 2007, the OCS notified the Company of its decision, as per the Company’s request, to separate the NetReality related approved plans from other approved plans. The Office of the Chief Scientist also approved the discontinuation of the NetReality related approved plans and as a result, the balance of outstanding contingent obligation to pay royalties will be waived.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Through December 31, 2006, the Company has paid or accrued royalties to the OCS in the amount of $ 3,939, which was recorded to cost of revenues.

As of December 31, 2006, the Company had an outstanding contingent obligation to pay royalties to the OCS in the amount of approximately $ 6,472.

2.	The Company undertook to pay royalties to the receiver of NetReality.

The financial statements include a liability at present value of the minimum amount that will be paid to the receiver in the amount of $ 295. See Note 6b.

b.	Lease commitments:

In 1999, the Company leased office space in Hod Hasharon, Israel for a period ending in 2006. On February 13, 2006, the Company signed an agreement to rent new offices for a period of seven years, starting July 2006. The rental expenses are $ 39 per month and a management fee of costs plus 15% of the expenses incurred by the building management company as stipulated in the lease agreement.

The US subsidiary has one operating lease for office facilities in Eden Prairie, Minnesota. The lease expires on August 31, 2008. The lease provides for a base monthly rent, adjusted annually for cost of living increases.

The Company’s subsidiaries maintain smaller offices in Tokyo (Japan), Singapore, Sophia (France), Bedford (UK) and Madrid (Spain).

In addition, Allot signed motor vehicle operating lease agreements. The terms of the lease agreements range from 36 to 39 months.

Operating leases (offices and motor vehicles) expenses for the years ended December 31, 2006, 2005 and 2004, were $ 1,403, $ 1,116 and $ 950, respectively.

As of December 31, 2006, the aggregate future minimum lease obligations (offices and motor vehicles) under non-cancelable operating leases agreements were as follows:

Year ended December 31,

2007	$1,400
2008	1,117
2009	743
2010	488
2011 and thereafter	1,139

$4,887

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Liens and charges:

The Company placed a floating charge in favor of Hapoalim Bank B.M., on all its property, its assets and insurance rights in their respect, in return for credit lines which Hapoalim Bank B.M. has granted the Company. On October 11, 2006, Hapoalim Bank B.M. removed the floating charge.

d.	Other:

The Company is dependent upon single subcontractor for acquiring components and assembling its products. The subcontractor maintains net supplier’s inventory in accordance with the Company’s selling forecasts. In the event that the Company terminates its business connection with the subcontractor, it will be have to compensate the subcontractor for certain inventory costs, as specified in the agreement with the subcontractor.

NOTE 9:	–	SHAREHOLDERS’ EQUITY

a.	On October 26, 2006, the Company’s shareholders approved a 10-for-1 reverse share split by a way of consolidation of every 10 shares of each class of shares into one share of the same class and, accordingly, all shares (Ordinary and Preferred), options, warrants and earnings (losses) per share amounts were adjusted to reflect this reverse share split. Accordingly, all such amounts have been retroactively adjusted in these financial statements. Following such reverse share split, each share has a par value of NIS 0.1 instead of NIS 0.01.

Effective as of October 29, 2006, following the above shareholders’ approval, the Company’s Board of Directors approved, in accordance with the Company’s Interim Articles of Association (as approved by the Company’s shareholders on October 26, 2006) (“Pre-IPO Articles of Association”), the following: (i) all Ordinary shares, options to purchase Ordinary shares and earnings (losses) per share amounts were adjusted to reflect a share dividend of approximately 1.275 Ordinary share for each Ordinary share; and (ii) the conversion price of each series A Ordinary share and Preferred share was adjusted to reflect such share dividend. Accordingly, all such amounts have been retroactively adjusted in these financial statements.

It was further resolved to increase the Company’s registered share capital to NIS 20,000,000.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	–	SHAREHOLDERS’ EQUITY

b.	Composition of share capital:

	Authorized		Issued		Outstanding
	December 31,		December 31,		December 31,
	2005	2006	2005	2006	2005	2006
	Number of shares

Shares of NIS 0.01 par value:
Ordinary shares (1), (2)	6,980,782	200,000,000	2,455,326	21,232,290	2,455,326	20,985,811
Series A Ordinary shares (3)	268,761	-	268,761	-	268,761	-
Series A Preferred shares (4), (5)	776,562	-	776,562	-	668,205	-
Series B Preferred shares (4)	2,998,942	-	2,706,236	-	2,706,236	-
Series C Preferred shares (4)	89,826	-	89,826	-	89,826	-
Series D Preferred hares (4)	785,145	-	785,145	-	785,145	-
Series E Preferred shares (4)	-	-	-	-	-	-

	11,900,018	200,000,000	7,081,856	21,232,290	6,973,499	20,985,811

(1)	The Ordinary shares conferred upon their holders the right to receive notice of, and participate and vote such shares in general meetings of shareholders of the Company, the right to receive dividends, if and when declared. Until immediately prior to the Company’s initial public offering, the Ordinary shares had the right to receive the remaining assets of the Company upon liquidation or deemed liquidation (as was defined in the Pre-IPO Articles of Association of the Company), subject to the preference in the distribution thereof to the holders of Preferred shares (as described below).

(2)	Immediately prior to the closing of the Company’s initial public offering, all of the then outstanding Preferred shares were converted into Ordinary shares. Ordinary shares confer upon their holders the right to receive notice of, and participate and vote such shares in general meetings of shareholders of the Company, the right to receive dividends, if and when declared and the right to receive the remaining assets of the Company upon liquidation.

(3)	Until immediately prior to the Company’s initial public offering, series A Ordinary shares conferred upon their holders the same rights as those conferred by Ordinary shares, except that the series A Ordinary shares were to automatically be converted into Ordinary shares immediately upon the closing of an initial public offering and were entitled to a weighted average anti-dilution protection in the event that the Company had issued additional securities (other than certain excluded issuances) at a price per share, lower than the then applicable conversion price of the series A Ordinary shares, as was defined in the Pre-IPO Articles of Association of the Company.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	–	SHAREHOLDERS’ EQUITY (Cont.)

(4)	Until immediately prior to the Company’s initial public offering, Preferred shares conferred upon their holders the following rights:

Conversion –Each Preferred share was convertible, at the option of the holder of such share, at any time after the original issuance date of such share, into Ordinary shares of the Company, as is determined by dividing the applicable original issuance price of such Preferred share by the conversion price prevailing at the time of conversion. The initial conversion price per share for Preferred shares was the original issuance price for such share, provided that the conversion price for the Preferred shares was subject to adjustments as was defined in the Pre-IPO Articles of Association of the Company.

The Preferred shares were to automatically be converted into Ordinary shares immediately upon the closing of an initial public offering.

The Preferred shares were entitled to a “weighted average” anti-dilution protection, in the event that the Company had issued additional securities (other than certain excluded issuances) at a price per share lower than the then applicable conversion price of the applicable series of the Preferred shares, as was defined in the Pre-IPO Articles of Association of the Company.

Voting rights – The Preferred shares were to vote together with the other shares of the Company, and not as a separate class, in all shareholders meetings, with each Preferred share having votes in such number as if then converted into Ordinary shares.

Liquidation preference –In the event of any liquidation of the Company, it should have distributed to the holders of Preferred shares, in a descending order from Preferred E series to Preferred A series, prior to and in preference to any payments to any of the holders of any other classes of shares of the Company, a per share amount equal to the original issue price, plus an amount equal to all declared but unpaid dividends thereon (such preference might not have applied in the event that the distributed assets exceeded certain values as was stated in the Pre-IPO Articles of Association). The remaining assets of the Company then available for distribution were to be distributed among all the shareholders of the Company in a pro-rata distribution.

With respect to the series C Preferred shares, in the event of an initial public offering, should the price per share of the Company established for the purpose of the initial public offering, multiplied by the number of Ordinary shares issuable upon the conversion of all of the series C Preferred shares, would not have yielded to the holders of the series C Preferred shares (assuming the conversion of all of the Preferred shares into Ordinary shares) an amount equal to at least three times the applicable original issue price per each series C Preferred share, multiplied by the number of series C Preferred shares, then the conversion ratio for the series C Preferred shares had to be adjusted, as was provided in the Pre-IPO Articles of Association of the Company.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	–	SHAREHOLDERS’ EQUITY (Cont.)

(5)	Shares held in trust:

246,479 Ordinary shares resulting from conversion of series A Preferred shares that were converted immediately prior to the losing of the Company’s initial public offering, are held in trust for the benefit of the Chairman of the Company’s Board of Directors pursuant to a right to purchase pending his payment of the full purchase price of approximately $ 600. For the purposes of calculating shareholders equity, the Company has not considered such shares to be outstanding because neither the Chairman nor the trustee has voting or economic rights with respect to such shares.

In October 2006, the Company’s shareholders and the Board of Directors approved an addendum to the escrow agreement with the Chairman of the Board of Directors regarding these shares. According to the addendum, if the right is not exercised prior to the consummation of a “Liquidity Event” as defined in the escrow agreement, or November 21, 2008, the right and the underlying shares will be forfeited. It was further approved that the Chairman has the right to pay for any portion of the shares by “net payment”. As a result of the modification of the right, the Company recorded a total expense of $ 150.

c.	Stock option plans:

A summary of the Company’s stock option activity, pertaining to its option plans for employees, and related information is as follows:

	Year ended December 31,
	2004		2005		2006
	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price

Outstanding at beginning of year	1,707,831	$1.16	1,828,853	$1.17	2,309,141	$1.63
Granted	167,912	$1.34	986,097	$2.24	1,092,556	$3.76
Forfeited	(37,023)	$1.12	(229,290)	$1.42	(94,107)	$2.20
Exercised	(9,867)	$1.07	(276,519)	$1.12	(117,700)	$0.76

Outstanding at end of year	1,828,853	$1.17	2,309,141	$1.63	3,189,890	$2.33

Exercisable at end of year	991,063	$0.97	996,665	$1.06	1,798,275	$1.54

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the fiscal year 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on the fair market value of the Company’s stock. The total intrinsic value of options outstanding at December 31, 2006, was $ 29,925. The total intrinsic value of exercisable options at the end of the year was approximately $ 18,294. The total intrinsic value of options vested and expected to vest at December 31, 2006 was approximately $ 29,068.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	–	SHAREHOLDERS’ EQUITY (Cont.)

The total intrinsic value of options exercised during the year ended December 31, 2006 was approximately $ 1,288. The number of options vested during the year ended December 31, 2006 was 297,075. The weighted-average remaining contractual life of the outstanding options as of December 31, 2006 was 7.453 years. The weighted-average remaining contractual life of exercisable options as of December 31, 2006, was 6.18 years. As of December 31, 2006, $ 3,033 of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of approximately 3.8 years.

The options outstanding as of December 31, 2006, have been classified by exercise price, as follows:

Exercise price	Shares upon exercise of options outstanding as of December 31, 2006	Weighted average remaining contractual life	Shares upon exercise of options exercisable as of December 31, 2006
		Years

$ 10	16,152	9.74	-
$ 5.930-5.934	33,901	9.65	-
$ 4.612-4.616	37,992	9.54	-
$ 4.167-4.176	245,697	9.42	-
$ 3.509-3.517	634,245	9.22	-
$ 2.237-2.242	1,021,294	8.53	676,201
$ 1.362-1.363	248,672	2.31	248,672
$ 1.228-1.231	816,147	6.4	737,612
$ 0.009	33,033	4.5	33,033
$ 0.00011	102,757	0.9	102,757

	3,189,890		1,798,275

The Company has three option plans under which outstanding options as of December 31, 2006, are as follows: (i) under the 1997 option plans, options exercisable for 358,130 Ordinary shares, and (ii) under the 2003 option plan, options exercisable for 2,831,760 Ordinary shares. On October 29, 2006, the Company adopted the 2006 incentive compensation plan. Through December 31, 2006, no grants were made under the 2006 incentive compensation plan.

The fair value assigned to the Ordinary shares in order to calculate the compensation resulting from employee option grants, was determined primarily by management. In determining fair value, management has considered a number of factors, including independent valuations and appraisals.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	–	SHAREHOLDERS’ EQUITY (Cont.)

The fair value of options granted in 2005 and 2004 was estimated at the date of grant using the Minimum Value Model option pricing model with the weighted average assumptions as described in Note 2n.

The weighted average exercise prices and fair values of options granted during the years ended December 31, 2006, 2005 and 2004, were as follows:

	Year ended December 31,
	2004				2005		2006
	Weighted average fair value			Weighted average exercise price	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price

Lower than market price
at date of grant		$0.2		$1.23	$-	$-	$-	$-

Equals market price at
date of grant		$-		$-	$0.35	$2.24	$2.58	$3.76

Greater than market price at date of grant	$	(*	)	$2.24	$-	$-	$-	$-

(*)	Less than $ 0.01.

d.	The Company’s outstanding rights, warrants and options to investors and others as of December 31, 2006, are as follows:

Issuance date	Number of shares to be issued	Class of shares	Exercise price per share	Exercisable through

January 1998 (1)	246,479	Ordinary	$2.434	The earlier between a Liquidity event
				and two years after an IPO

November 2002 (2)	68,713	Ordinary	$3.49	The earlier between November 2007 and
				12 months following a Liquidity event

March 1998 (3)	4,550	Ordinary shares	$0.026	March 2008

January 1999 (3)	9,099	Ordinary shares	$1.363	January 2009

July 2003 (3)	52,324	Ordinary shares	$1.231	July 2013

May - September 2004 (3)	17,519	Ordinary shares	$1.231	May - September 2015

July - December 2005 (3)	64,833	Ordinary shares	$2.242	July - December 2015

June 2006 (3)	34,813	Ordinary shares	$2.240-4.176	January - June 2016

October 2006 (3)	8,873	Ordinary shares	$10.00	October 2016

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	–	SHAREHOLDERS’ EQUITY (Cont.)

(1)	Granted to the Chairman of the Board of Directors who also served as Chief Executive Officer at the time of the grant. The underlined shares are issued and held in trust for the benefit of the Chairman, pending his payment of the full purchase price of approximately $ 600. The Company does not consider these shares to be outstanding since, while these shares are held in trust, neither the Chairman nor the trustee have voting or economic rights with respect to such shares

(2)	Issued to Mizrahi, in connection with credit line agreements. Certain of the warrants were granted prior to November 2002 and certain of their terms were amended at such date. (See also Note 7)

The fair value of these options was estimated at the date of grant using the Black-Scholes Option Valuation Model with the following weighted-average assumptions for November 2002: expected volatility of 0.673-0.686, risk free interest rates of 3.93-4.22%, dividend yields of 0%, and a weighted-average expected life of the options of 8.82-12 years. The fair value was recorded as debt issuance cost and amortized over the term of the credit line agreements through financial expenses.

(3)	192,011 options were granted to contractors in connection with products and services provided to the Company. All the options granted have a contractual life of 10 years and the exercised price was determined based on the period the options were granted.

NOTE 10:	–	TAXES ON INCOME

a.	Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1959 (the “Law”):

The facilities of the Company have been granted a status of an “Approved Enterprise”under the Law. According to the provisions of the Law, the Company’s income is tax-exempt for a period of two years commencing with the year it first earns taxable income, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five to eight years (depending upon the level of foreign ownership of the Company). The benefit period has not yet commenced.

The period of tax benefits, detailed above, is limited to the earlier of 12 years from the commencement of production (in 2000), or 14 years from the approval date, (December 8, 1998), (the limitation on the number of years does not apply to the exemption period). As of December 31, 2006, the period of tax benefit has not yet commenced.

The entitlement to the above benefits is conditional upon the fulfilling of the conditions stipulated by the above Law, regulations published there under and the letter of approval for the specific investment. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2006, management believes that the Company is meeting the aforementioned conditions.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:	–	TAXES ON INCOME

The tax-exempt income attributable to the “Approved Enterprises” can be distributed to shareholders, without subjecting the Company to taxes, only upon the complete liquidation of the Company. If this retained tax-exempt income is distributed in a manner other than a complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits track (currently, between 10% to 25% for an “Approved Enterprise”).

On April 1, 2005, an amendment to the Investment Law came into effect (the “Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by setting criteria for the approval of a facility as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise), such as provisions generally requiring that at least 25% of the Privileged Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer required for Investment Center approval in order to qualify for tax benefits. The period of tax benefits for a new “Privileged Enterprise” commences in the “Year of Commencement”. This year is the later of: (1) the year in which taxable income is first generated by the company, or (2) the Year of Election.

If a company requested the “Alternative Package” of benefits for an Approved Enterprise under the old law before the 2005 amendment, it is precluded from filing a Year of Election notice for a “Privileged Enterprise” for three years after the year in which the Approved Enterprise was activated.

In addition, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval. Therefore the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment.

The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate.

b.	Pre-tax income (loss) is comprised as follows:

	Year ended December 31,
	2004	2005	2006

Domestic	$(3,354)	$(2,867)	$(1,144)
Foreign	69	273	1,871

	$(3,285)	$(2,594)	$727

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:	–	TAXES ON INCOME (Cont.)

c.	A reconciliation of the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expenses is as follows:

	Year ended December 31,
	2004	2005	2006

Income (loss) before taxes on income	$(3,285)	$(2,594)	$727

Theoretical tax benefit computed at the statutory tax rate (31%, 34%
35% for the years 2006, 2005 and 2004, respectively)	$(1,150)	$(882)	$225

Tax exemption due to "Approved Enterprise"	1,107	886	267
Change in valuation allowance	11	(283)	(475)
Excess tax benefit from stock-based compensation	-	-	(67)
Taxes paid with respect to prior years		30	85
Non-deductible expenses and other	35	31	76

Actual tax expenses (benefit)	$3	$(218)	$111

Taxes on income are comprised as follows:

Current taxes	$3	$(531)	$111
Deferred taxes	-	283	(85)
Taxes and deferred taxes in respect of previous years	-	30	85

	$3	$(218)	$111

d.	Net operating losses carryforward:

The Company has accumulated losses for tax purposes as of December 31, 2006, in the amount of approximately $ 20,000, which may be carried forward and offset against taxable income in the future for an indefinite period. The Company expects that during the period in which these tax losses are utilized its income would be substantially tax exempt. Accordingly, there will be no tax benefit available from such losses and no deferred income taxes have been included in these financial statements.

The US subsidiary is subject to U.S. income taxes and has a net operating loss carryforward amounting to approximately $ 88 as of December 31, 2006, which expires in the year 2026. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:	–	TAXES ON INCOME (Cont.)

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred income tax are as follows:

	December 31,
	2005	2006

Deferred tax assets:
Operating loss carry forward	$947	$504
Reserves and allowances	281	366

Deferred tax asset before valuation allowance	1,228	870
Valuation allowance	(947)	(472)

Net deferred tax asset	$281	$398

Management currently believes that since one of the Company’s subsidiaries has a history of losses, it is more likely than not that the deferred tax assets relating to the loss carryforwards and other temporary differences of that subsidiary will not be realized in the foreseeable future.

f.	Israeli tax rates:

Taxable income of Israeli companies is subject to tax at the rate of 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

g.	Income taxes:

Allot has recorded $ 111 tax expense during the year ended December 31, 2006.

h.	Tax assessments:

The Company has final tax assessments through the year 2001.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	–	NET EARNINGS (LOSSES) PER SHARE

The following table sets forth the computation of the basic and diluted net earnings (loss) per share:

a.	Numerator:

	Year ended December 31,
	2004	2005	2006

Net income (loss) as reported	$(3,288)	$(2,376)	$616

b.	Denominator:

	Number of shares

Weighted average number of ordinary shares	2,787,554		2,943,500		14,402,338

Denominator for basic net losses per share of Ordinary shares	2,787,554		2,943,500		14,402,338

Effect of dilutive securities:
Employee stock options and warrants	(*	)	(*	)	2,020,889

Denominator for diluted net earnings (losses) per share of Ordinary shares	2,787,554		2,943,500		16,423,227

(*)	Anti-dilutive.

NOTE 12:	–	GEOGRAPHIC INFORMATION

Allot operates in a single reportable segment (see Note 1). Revenues are based on the customer’s location:

	Year ended December 31,
	2004	2005	2006

United Kingdom	$2,116	$5,781	$8,566
Europe (excluding United Kingdom)	4,699	4,916	8,030
MEA (Middle East and Africa)	716	831	1,662
United States of America	6,439	6,563	7,628
Americas (excluding United States of America)	555	842	1,236
AO (Asia and Oceania)	3,560	4,039	7,022

	$18,085	$22,972	$34,144

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:	–	GEOGRAPHIC INFORMATION (Cont.)

The following presents total long-lived assets as of December 31, 2005 and 2006:

	December 31,
	2005	2006

Long-lived assets:
Israel	$1,462	$3,488
United States of America	210	218
Other	38	95

	$1,710	$3,801

NOTE 13:	–	FINANCIAL AND OTHER INCOME (EXPENSES)

	Year ended December 31,
	2004	2005	2006

Financial and other income:
Interest income	$92	$204	$845
Foreign currency transactions differences	58	-	-
Capital gain	3	-	-

Financial and other expenses:
Interest expenses	(76)	(71)	(155)
Amortization of discount on bank credit-line	(318)	(50)	-
Foreign currency transactions differences	-	(32)	(60)
Capital loss	-	(6)	-

	$(241)	$45	$630

NOTE14:	–	SUBSEQUENT EVENTS

In May and June 2007, the Company and certain of its officers and directors were named as defendants in a number of purported securities class action lawsuits filed in the United States District Court for the Southern District of New York. The lawsuits, which are substantially identical, allege that the Company failed to disclose in the registration statement for its initial public offering that at the time of the initial public offering the Company was experiencing declining sales in its indirect distribution channels in North America, and on that basis the complaints assert violations of United States federal securities laws. The Company anticipates that the complaints will be consolidated. The Company has not responded to the complaints, and does not expect to respond until the Court appoints a lead plaintiff and the appointed lead plaintiff files a consolidated amended complaint, which the Company anticipates may not occur for a number of months. The Company believes that the allegations made in the complaints are without merit and intends to defend itself vigorously against the complaints.