Form 20-F
period 2007-12-31
Allot Communications Ltd.
filed 2008-06-27
CIK 1365767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report________________________________________________________

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

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2007: 22,008,249 ordinary shares, NIS 0.1 par value per share

          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

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

Large accelerated filer ☐      Accelerated filer ☒     Non-accelerated filer ☐

          Indicate by check mark basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

          If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☐

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

Forward-Looking Statements

          In addition to historical facts, this annual report on Form 20-F contains forward-looking statements within the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

•	statements regarding the expected growth in the use of particular broadband applications;

•	statements as to our ability to meet anticipated cash needs based on our current business plan;

•	statements as to the impact of the rate of inflation and the political and security situation on our business;

•	statements regarding auction-rate securities and their expected impact on our liquidity;

•	statements regarding the price and market liquidity of our ordinary shares;

•	statements as to our ability to retain our current suppliers and subcontractors;

•	statements regarding our future performance, sales, gross margins, expenses (including stock-based compensation expenses) and cost of revenues; and

•	statements regarding whether we will be classified as a passive foreign investment company.

          These statements may be found in the sections of this annual report on Form 20-F entitled “ITEM 3: Key Information—Risk Factors,” “ITEM 4: Information on Allot,” “ITEM 5: Operating and Financial Review and Prospects,” “ITEM 10: Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations” and elsewhere in this annual report, including the section of this annual report entitled “ITEM 4: Information on Allot—Business Overview—Overview” and “ITEM 4: Information on Allot—Business Overview—Industry Background,” which contains information obtained from independent industry sources. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “ITEM 3: Key Information—Risk Factors” and elsewhere in this annual report.

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

          You should read the following selected consolidated financial data in conjunction with “ITEM 5: Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The consolidated statements of operations data for the years ended December 31, 2005, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006 and 2007 are derived from our audited consolidated financial statements included in “ITEM 18: Financial Statements,” which have been prepared in accordance with generally accepted accounting principles in the United States. The consolidated statements of operations for the years ended December 31, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements which are not included in this annual report.

	Year ended December 31,

	2003	2004	2005	2006	2007

	(in thousands of U.S. dollars, except per share and share data)

Consolidated Statements of Operations:
Revenues:
Products	$13,122	$14,638	$18,498	$28,756	$25,073
Services	1,653	3,447	4,474	5,388	7,429

Total revenues	14,775	18,085	22,972	34,144	32,502

Cost of revenues(1):
Products	3,229	3,942	4,481	6,435	6,603
Services	362	679	938	1,162	1,416

Total cost of revenues	3,591	4,621	5,419	7,597	8,019

Gross profit	11,184	13,464	17,553	26,547	24,483

Operating expenses:
Research and development, gross	4,053	4,851	6,652	9,340	11,755
Less royalty-bearing participation	1,094	894	727	1,811	2,371

Research and development, net(1)	2,959	3,957	5,925	7,529	9,384

Sales and marketing(1)	8,164	10,104	11,887	15,457	18,081
General and administrative(1)	1,832	2,081	2,380	3,464	5,583
Impairment of intangible assets	—	366	—	—	—

Total operating expenses	12,955	16,508	20,192	26,450	33,048

Operating income (loss)	(1,771)	(3,044)	(2,639)	97	(8,565)
Financing and other income (expenses), net	(507)	(241)	45	630	(845)

Income (loss) before income tax expenses (benefit)	(2,278)	(3,285)	(2,594)	727	(9,410)
Income tax expenses (benefit)	2	3	(218)	111	530

Net income (loss)	$(2,280)	$(3,288)	$(2,376)	$616	$(9,940)

Basic net earnings (loss) per share	$(0.82)	$(1.18)	$(0.81)	$0.04	$(0.46)

Diluted net earnings (loss) per share	$(0.82)	$(1.18)	$(0.81)	$0.04	$(0.46)

Weighted average number of shares used in computing basic net earnings (loss) per share	2,774,639	2,787,554	2,943,500	14,402,338	21,525,822

Weighted average number of shares used in computing diluted net earnings (loss) per share	2,774,639	2,787,554	2,943,500	16,423,227	21,525,822

(1)	Includes stock-based compensation expense related to options granted to employees and others as follows:

	Year ended December 31,

	2003	2004	2005	2006	2007

	(in thousands of U.S. dollars)

Cost of revenues	$—	$—	$—	$15	$48
Research and development expenses, net	22	17	12	157	230
Sales and marketing expenses	40	25	251	650	340
General and administrative expenses	235	116	42	539	743

Total	$297	$158	$305	$1,361	$1,361

	At December 31,

	2003	2004	2005	2006	2007

	(in thousands of U.S. dollars)

Consolidated balance sheet data:
Cash and cash equivalents	$3,631	$4,095	$3,677	$7,117	$28,101
Marketable securities	—	4,846	4,581	76,114	42,614
Working capital	2,481	6,640	4,274	75,182	37,225
Total assets	10,771	17,167	17,591	99,506	94,655
Total liabilities	7,326	8,974	11,465	15,319	17,470
Accumulated deficit	(32,220)	(35,508)	(37,884)	(37,268)	(47,208)
Total shareholders’ equity	3,446	8,193	6,126	84,187	77,185

B.	Capitalization and Indebtedness

          Not applicable.

C.	Reasons for Offer and Use of Proceeds

          Not applicable.

D.	Risk Factors

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

          We have incurred net losses in each fiscal year since we commenced operations in 1997 and through 2007, other than 2006. We had a net loss of $9.9 million in 2007 compared to net income of $0.6 million in 2006 and a net loss of $2.4 million in 2005. We can provide no assurance that we will be able to achieve profitability and we may incur losses in the next several years as we expand our sales and marketing activities and continue to invest in research and development. We may incur losses in the future and may not generate sufficient revenues in the future to achieve profitability.

We are dependent on our traffic management systems and network management application suites for the substantial majority of our revenues.

          We currently derive the substantial majority of our revenues from sales of our NetEnforcer traffic management system, NetXplorer network management application suite, the Service Gateway platform, and from maintenance and support contracts related to these products. In 2007, we commenced sales of our Service Gateway platform, which combines a powerful DPI engine and array of services into a fully integrated, carrier-class platform; however, sales of our Service Gateway to date have been limited and we can give no assurance that we will achieve widespread market acceptance for this platform. Accordingly, we currently expect that revenues from our NetEnforcer traffic management system and NetXplorer network management system will continue to account for a substantial portion of our revenues for the immediate future. As a result, any factor adversely affecting our ability to sell, or the pricing of or demand for, these products would severely harm our ability to generate revenues.

We may be unable to compete effectively with other companies in our market who offer, or may in the future offer, competing technologies.

          We compete in a rapidly evolving and highly competitive sector of the networking technology market. Our principal competitors are Cisco Systems, Inc., Sandvine Inc. and Arbor Network, Inc. (through its acquisition of Ellacoya Networks, Inc.) in the service provider market, including the segment of the largest service providers, referred to as Tier 1 carriers, and Blue Coat Systems, Inc. (through its acquisition of Packeteer Inc.) in the enterprise market. Our competitors have also identified the potential market opportunity of Tier 1 carriers and we therefore expect intensive competition in this segment in the future. We also compete with a number of smaller competitors such as CloudShield Technologies, Inc. and Procera Networks, Inc. and we compete indirectly with router and switch infrastructure companies with features that address some of the problems that our products address. We also face competition from companies that offer partial solutions addressing only one aspect of the challenges facing broadband providers, such as network monitoring or security. Our competitors may announce new products, services or enhancements that better meet the needs of customers or changing industry requirements, or may offer alternative methods to achieve customer objectives. One of our direct competitors, Cisco Systems, is substantially larger than we are and has significantly greater financial, sales and marketing, technical, manufacturing and other resources. The entry of new competitors into our market and acquisitions of our existing competitors by companies with significant resources and established relationships with our potential customers could result in increased competition and harm our business. Increased competition may cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition or result of operations.

The market for our products is still in its early stage and our growth may be harmed if carriers, cable operators or mobile operators and midsize service providers, do not adopt DPI solutions.

          The market for DPI technology is still in its early stage. We believe that the Tier 1 carriers, as well as cable and mobile operators and midsize service providers, present a significant market opportunity and are an important element of our long term strategy, but they are still in the early stages of evaluating the benefits and applications of DPI technology. Carriers, cable operators, mobile operators and midsize service providers may decide that full visibility into their networks or highly granular control over content based applications is not critical to their business. They may also determine that certain applications, such as VoIP or video, can be adequately prioritized in their networks by using router and switch infrastructure products without the use of DPI technology. They may also, in some instances, face regulatory constraints that could change the characteristics of the markets. They may also seek an embedded DPI solution in capital equipment devices such as routers rather than the stand-alone solution offered by us. Furthermore, widespread adoption of our products by carriers, cable operators, mobile operators and midsize service providers may require that they migrate to a new business model based on offering subscriber and application-based tiered services and market these new services successfully to consumers. If they decide not to adopt DPI technology, our market opportunity would be reduced and our growth rate may be harmed.

Demand for our products may be impacted by government regulation of the telecommunications industry.

          Carriers are subject to government regulation in jurisdictions in which we sell our products. There are several bills pending before the U.S. Congress that would prohibit service providers from prioritizing applications from content providers who are prepared to pay for such service. To date, none of these bills has been adopted; however, some of these bills may still be raised for consideration and other jurisdictions in which we operate may adopt similar legislation. Advocates for the legislation claim that collecting premium fees from certain “preferred” customers would distort the market for Internet applications in favor of larger and better-funded content providers and would impact end users who purchased broadband access only to experience differing response times in interacting with various content providers. Opponents of the legislation believe that content providers who support bandwidth-intensive applications should be required to pay service providers a premium in order to support further network investments. In addition, the Federal Communications Commission has recently held hearings to discuss “net neutrality,” which is has been defined as service providers treating Internet content equally and not interfering with download speeds, regardless of the size or source of content. Demand from carriers for the traffic management and subscriber management features of our products could be adversely affected if regulations prohibit, or limit, service providers from managing traffic on their networks. A decrease in demand for these features could adversely impact sales of our products.

The network equipment market is subject to rapid technological progress and to compete we need to achieve widespread market acceptance.

          The network equipment market is characterized by rapid technological progress, frequent new product introductions, changes in customer requirements and evolving industry standards. Developments in routers and routing software could also significantly reduce demand for our products. Alternative technologies could achieve widespread market acceptance and displace the technology on which we have based our product architecture. We can give no assurance that our technological approach will achieve broad market acceptance or that other technology or devices will not supplant our products and technology.

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

          We depend on third party channel partners, such as distributors, resellers, OEMs and system integrators, to market and sell our products to end-customers. Our channel partners are also responsible for installing our products and providing initial customer support for them. As a result, we depend on the ability of our channel partners to market and sell our products successfully to end-customers. If any significant channel partners fail, individually or in the aggregate, to perform as we expect, our sales may suffer. For example, our revenues in the first quarter of 2007 were lower than anticipated as a result of certain of our channel partners failing to purchase our products as we had expected. We also depend on our ability to maintain our relationships with existing channel partners and develop relationships in key markets with new channel partners. We cannot assure you that our channel partners will market our products effectively, receive and fulfill customer orders of our products on a timely basis or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. In addition, any failure by our channel partners to provide adequate initial support to end-customers could result in customer dissatisfaction with us or our products, which could result in a loss of customers, harm our reputation and delay or limit market acceptance of our products. Our products are complex and it takes time for a new channel partner to gain experience in their operation and installation. Therefore, it may take a period of time before a new channel partner can successfully market, sell and support our products if an existing channel partner ceases to sell our products.

          Our agreements with channel partners are generally not exclusive and our channel partners may market and sell products that compete with our products. Our agreements with our distributors and resellers are usually for an initial one-year term and following the expiration of this term, they can be terminated by either party. We can give no assurance that these agreements will not be terminated upon proper notice and any such termination may adversely affect our profitability and results of operations.

We integrate various third-party solutions into our Service Gateway platform and may integrate or offer additional third-party solutions in the future. If we lose the right to use such solutions, we would have to spend additional capital to replace such components.

          We integrate various third-party solutions into our Service Gateway platform and may integrate or offer additional third-party solutions in the future. Sales of the Service Gateway platform could be disrupted if such third party solutions were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to spend additional capital to either redesign our products to function with alternate third party solutions or develop substitute components ourselves. We might as a result be forced to limit the features available in our current or future product offerings.

Sales of our products to large service providers can involve a lengthy sales cycle, which may impact the timing of our revenues and result in us expending significant resources without making any sales.

          The length of our sales cycles to large service providers, including carriers, cable operators and mobile operators, is generally lengthy because these end-customers consider our products to be capital equipment and undertake significant testing to assess the performance of our products within their networks. As a result, we may invest significant time from initial contact with a large service provider until that end-customer decides to incorporate our products in its network. We may also expend significant resources attempting to persuade large service providers to incorporate our products into their networks without success. Even after deciding to purchase our products, initial network deployment of our products by a large service provider may last up to three years. If a competitor succeeds in convincing a large service provider to adopt that competitor’s product, it may be difficult for us to displace the competitor because of the cost, time, effort and perceived risk to network stability involved in changing solutions. As a result, we may incur significant expense without generating any sales.

Carriers, especially in North America, may condition a purchase of our products upon our receipt of a certification that such products meet the Network Equipment Building System (NEBS) requirements.

          Carriers, especially in North America, often require that products they purchase meet Network Equipment Building System (NEBS) certification requirements, which relate the reliability of telecommunications equipment. Our Service Gateway platform and NetEnforcer AC-1000 and AC-2500 are designed to meet NEBS certification requirements, but carriers may not choose to use our systems until we receive the certification.

The complexity and scope of the solutions and services we provide to larger service providers is increasing. Larger projects entail greater operational risk and an increased chance of failure.

          The complexity and scope of the solutions and services we provide to larger service providers is increasing. The larger and more complex such projects are, the greater the operational risks associated with such projects. These risks include failure to fully integrate our products into the service provider’s network, with third party products and complex environments, and our dependence on subcontractors and partners for the successful and timely completion of such projects. Failure to complete a larger project successfully could expose us to potential contractual penalties and claims for breach of contract or increase the likelihood we have difficulty in collecting payment and recognizing revenues.

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

We currently depend on a single subcontractor to manufacture and provide hardware warranty support for our NetEnforcer traffic management systems and another subcontractor to provide similar services for our Service Gateway platform. If either subcontractor experiences delays, disruptions, quality control problems or a loss in capacity, it could materially adversely affect our operating results.

          We currently depend on a single subcontractor, R.H. Electronics Ltd., to manufacture, assemble, test, package and provide hardware warranty support for all of our NetEnforcer traffic management systems, and another subcontractor, Flextronics (Israel) Ltd., a subsidiary of Flextronics, a global electronics manufacturing, services company, to provide similar services for our Service Gateway platform. In addition, our agreements with Flextronics (Israel) and R.H. Electronics requires them to procure and store key components for our products at their facilities. If either of them experiences delays, disruptions or quality control problems in manufacturing our products, or if we fail to effectively manage the relationship with them, shipments of products to our customers may be delayed and our ability to deliver products to customers could be materially adversely affected. Our agreements with Flextronics (Israel) and R.H. Electronics are automatically renewed annually for additional one-year terms. R.H. Electronics may elect not to renew our agreement with them by giving us at least 90 days prior notice to the expiration of any such term. Furthermore, R.H. Electronics may terminate our agreement with them at any time during the term upon 120 days prior notice. Flextronics (Israel) may terminate our agreement at any time during the term upon 180 days prior notice. We expect that it would take approximately six months to transition manufacturing of our products to an alternate manufacturer and our inventory of completed products may not be sufficient for us to continue delivering products to our customers on a timely basis during any such transition. Therefore, the loss of either R.H. Electronics or Flextronics (Israel) would adversely affect our sales and operating results, and harm our reputation.

          The facilities of both R.H. Electronics and Flextronics (Israel) are located in northern Israel and are in range of rockets that were fired during 2006 from Lebanon into Israel. In the event that the facilities of either contractor are damaged as a result of hostile action, our ability to deliver products to customers could be materially adversely affected. See also “—Conditions in Israel could adversely affect our business, and —Our operations may be disrupted by the obligations of personnel to perform military service.”

Certain hardware components for our products come from single or limited sources, and we could lose sales if these sources fail to satisfy our supply requirements.

          Certain hardware components used in our products are obtained from single or limited sources. Since our systems have been designed to incorporate these specific components, any change in these components due to an interruption in supply or our inability to obtain such components on a timely basis would require engineering changes to our products before we could incorporate substitute components. Such changes could be costly and result in lost sales. In particular, the central processing unit for out NetEnforcer AC-400 and our NetEnforcer AC-800 is from Intel Corporation, the network processor for our NetEnforcer AC-1000 and our NetEnforcer AC-2500 is from Hifn Inc., and the central processing unit for our Service Gateway – Omega Series is from Raza Microelectronics, Inc.

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

Unfavorable economic and market conditions may cause a slowdown in capital expenditures by telecommunications service providers and may lead to a decreased demand for our products. This may harm our business, financial condition and results of operations.

          We are subject to the effects of general global, economic and market conditions and recent events in the financial market may have an impact on our business. In particular, many enterprises, telecommunications carriers and service providers may reduce their capital investments. Since a substantial portion of our operating expenses consist of salaries, we may not be able to reduce our operating expenses in line with any reduction in revenues or may elect not to do so for business reasons. We will need to continue to generate increased revenues and manage our costs to achieve profitability. Any future industry downturn may increase our inventories, decrease our revenues, result in additional pressure on the price of our products and prolong the time until we are paid, all of which would have a material adverse effect on the results of our operations and on our cash flow from operations.

We have invested a substantial portion of our cash in auction-rate securities, which subjects us to liquidity and investment risk. Due to recent uncertainties in the capital markets regarding auction-rate securities, we recorded impairment charges in the fourth quarter of 2007 and the first quarter of 2008, and, if the fair value of these investments were to decline further, we could be required to record further impairment charges related to these investments.

          As of December 31, 2007, we held $40.3 million of principal invested in auction-rate securities, which consist of interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations and other structured credits, including corporate bonds. Auction-rate securities are floating rate debt securities with long-term nominal maturities for which the interest rates are reset from time to time through a competitive bidding process often referred to as a “Dutch auction.” These periodic auctions have historically provided a liquid market for auction-rate securities, as this mechanism generally allows existing investors to rollover their holdings and continue to own their respective securities at then-existing market rates or to liquidate their holdings by selling their securities at par value. Recently, as part of the ongoing credit and financial market crisis, a number of auction-rate securities from various issuers have failed to receive sufficient order interest from potential investors to clear successfully, resulting in auction failures. The result of a failed auction is that the auction-rate security continues to pay interest according to its terms; however, liquidity for holders is limited until there is a successful auction or until such time as another market for the auction-rate securities develops.

          While the auction-rate securities held by us had AAA and AA credit ratings at the time of our purchase of these securities, the auction-rate securities held by us have experienced multiple failed auctions. A few of our auction-rate securities have had their credit rating downgraded. As a result, we will not be able to liquidate these securities until a future auction is successful, the issuer redeems the securities, a buyer is found outside the auction process or the securities mature. The securities have maturities ranging from 9 to 45 years following the date of this annual report. We recorded a pre-tax impairment charge of $4.9 million in the fourth quarter of 2007 and an additional pre-tax impairment charge of $2.2 million in the first quarter of 2008. We cannot predict when the liquidity of these auction-rate securities will improve. We continue to monitor the market for auction-rate securities although there is currently a very limited secondary market for such securities. If these investments continue to experience further devaluation, we will record further impairment charges that could adversely affect our consolidated financial condition and results of operations. In addition, if the fair value of certain investments that have not experienced any devaluation were to decline, management would be required to evaluate whether such decline is “other than temporary.” The amount of any impairment loss which is determined to be other than temporary would be immediately recorded in the consolidated statement of operations. Such an impairment charge could materially and adversely affect our consolidated financial condition and results of operations. See Note 3 of the notes to our consolidated financial statements for further information.

We use certain “open source” software tools that may be subject to intellectual property infringement claims, the assertion of which could impair our product development plans, interfere with our ability to support our clients or require us to pay licensing fees.

          Certain of our products contain open source code and we may use more open source code in the future. Open source code is code that is covered by a license agreement that permits the user to liberally copy, modify and distribute the software without cost, provided that users and modifiers abide by certain licensing requirements. The original developers of the open source code provide no warranties on such code.

          As a result of our use of open source software, we could be subject to suits by parties claiming ownership of what we believe to be open source code and we may incur expenses in defending claims that we did not abide by the open source code license. If we are not successful in defending against such claims, we may be subject to monetary damages or be required to remove the open source code from our products. Such events could disrupt our operations and the sales of our products, which would negatively impact our revenues and cash flow. In addition, under certain conditions, the use of open source code to create derivative code may obligate us to make the resulting derivative code available to others at no cost. If we are required to publicly disclose the source code for such derivative products or to license our derivative products that use an open source license, our previously proprietary software products would be available to others, including our customers and competitors without charge.

          We monitor our use of such open source code to avoid subjecting our products to conditions we do not intend. The use of such open source code, however, may ultimately subject some of our products to unintended conditions so that we are required to take remedial action that may divert resources away from our development efforts.

If we are unable to successfully protect the intellectual property embodied in our technology, our business could be harmed significantly.

          Know-how relating to networking protocols, building carrier-grade systems and identifying applications is an important aspect of our intellectual property. To protect our know-how, we customarily require our employees, distributors, resellers, software testers and contractors to execute confidentiality agreements or agree to confidentiality undertakings when their relationship with us begins. Typically, our employment contracts also include the following clauses: assignment of intellectual property rights for all inventions developed by employees, non-disclosure of all confidential information, and non-compete clauses, which generally restrict the employee for six months following termination of employment. The enforceability of non-compete clauses in Israel and certain other jurisdictions in which we operate is limited. We cannot provide any assurance that the terms of these agreements are being observed and will be observed in the future. Because our product designs and software are stored electronically and thus are highly portable, we attempt to reduce the portability of our designs and software by physically protecting our servers through the use of closed networks, which prevent external access to our servers. We cannot be certain, however, that such protection will adequately deter individuals or groups from wrongful access to our technology. Monitoring unauthorized use of intellectual property is difficult, and some foreign laws do not protect proprietary rights to the same extent as the law of the United States. We cannot be certain that the steps we have taken to protect our proprietary information will be sufficient. In addition, to protect our intellectual property, we may become involved in litigation, which could result in substantial expenses, divert the attention of management, cause significant delays, materially disrupt the conduct of our business or adversely affect our revenue, financial condition and results of operations.

          As of December 31, 2007, we had a limited patent portfolio. We had two issued U.S. patents and two pending U.S. patent applications. We also have one pending counterpart application outside of the United States, filed pursuant to the Patent Cooperation Treaty. While we plan to protect our intellectual property with, among other things, patent protection, there can be no assurance that:

•	current or future U.S. or foreign patents applications will be approved;

•	our issued patents will protect our intellectual property and not be held invalid or unenforceable if challenged by third parties;

•	we will succeed in protecting our technology adequately in all key jurisdictions in which we or our competitors operate;

•	the patents of others will not have an adverse effect on our ability to do business; or

•	others will not independently develop similar or competing products or methods or design around any patents that may be issued to us.

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

          A directive issued by the European Union, or EU, on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, referred to as the EU RoHS directive, came into effect on July 1, 2006. The EU RoHS directive, lists a number of substances, including lead, mercury, cadmium and hexavalent chromium, which must either be removed, or reduced to maximum permitted concentrations, in any products containing electrical or electronic components that are sold within the EU. Our products fall within the scope of the EU RoHS directive. In addition, the Peoples’ Republic of China has enacted a law on Management Methods for Controlling Pollution by Electronic Information Products, referred to as the China RoHS directive, that is equivalent of the bans implemented in the EU, but the marking and product certification requirements exceed the requirement of the EU RoHS directive. Furthermore, the scope of this legislation is broader than the EU RoHS directive, covering even medical devices and measurement instruments. We believe that our products are currently compliant with the EU RoHS directive and the China RoHS directive requirements. There can, however, be no assurance that we will continue to comply with the EU RoHS directive, the China RoHS directive or any similar directives in other jurisdictions in the future.

          In 2003, the EU approved a directive on Waste Electrical and Electronic Equipment, or WEEE directive, which promotes waste recovery with a view to reducing the quantity of waste for disposal and saving natural resources, in particular by reuse, recycling, composting and recovering energy from waste. The WEEE directive covers all electrical and electronic equipment used by consumers and electronic equipment intended for professional use. The WEEE directive, which went into effect in August 2005, requires that all new electrical and electronic equipment placed for sale in the EU be appropriately labeled regarding waste disposal and contains other obligations regarding the collection and recycling of waste electrical and electronic equipment. Our products fall within the scope of the WEEE directive, with which we believe we are compliant and are taking all requisite steps to ensure continued compliance.

          The countries of the EU and the Peoples’ Republic of China form the large markets for our products. If our products fail to comply with the WEEE directive, the EU RoHS directive or the China RoHS directive, we could be subject to heavy penalties and other sanctions that could have a material adverse affect on our results of operations and financial condition.

Our international operations expose us to the risk of fluctuation in currency exchange rates.

          In 2007, we derived our revenues principally in U.S. dollars. Although a substantial part of our expenses were denominated in U.S. dollars, a significant portion of our expenses were denominated in shekels and to a lesser extent in euros and other Asian currencies. Our shekel-denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in shekels. In 2007, the NIS appreciated 9.0% in comparison to the U.S. dollar. Through June 15, 2008, the NIS appreciated an additional 11% against the U.S. dollar. If the U.S. dollar continues to weaken against the shekel or other currencies we are exposed to, there will be a negative impact on our profit margins. In addition, if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment. See “ITEM 11: Quantitative and Qualitative Disclosures about Market Risk.”

We may expand our business or enhance our technology through acquisitions that could result in diversion of resources and extra expenses. This could disrupt our business and adversely affect our financial condition.

          Part of our strategy is to selectively pursue partnerships and acquisitions that provide us access to complementary technologies and accelerate our penetration into new markets. In 2008, we acquired the business of Esphion, a developer of network protection solutions for carriers and internet service providers, which increased the scope of our product offering. The negotiation of acquisitions, investments or joint ventures, as well as the integration of acquired or jointly developed businesses or technologies, could divert our management’s time and resources. Acquired businesses, technologies or joint ventures may not be successfully integrated with our products and operations. We may not realize the intended benefits of any acquisition, investment or joint venture and we may incur future losses from any acquisition, investment or joint venture.

          In addition, acquisitions could result in:

•	substantial cash expenditures;

•	potentially dilutive issuances of equity securities;

•	the incurrence of debt and contingent liabilities;

•	a decrease in our profit margins;

•	amortization of intangibles and potential impairment of goodwill; and

•	write-offs of in-process research and development.

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

          Our quarterly financial performance is likely to vary in the future, and may not meet our expectations or the expectations of analysts or investors, which may lead to additional volatility in our share price. The market price of our ordinary shares may be volatile and could fluctuate substantially due to many factors, including:

•	announcements or introductions of technological innovations or new products, or product enhancements or pricing policies by us or our competitors;

•	disputes or other developments with respect to our or our competitors’ intellectual property rights;

•	announcements of strategic partnerships, joint ventures or other agreements by us or our competitors;

•	recruitment or departure of key personnel;

•	regulatory developments in the markets in which we sell our product;

•	our sale of ordinary shares or other securities in the future;

•	changes in the estimation of the future size and growth of our markets; and

•	market conditions in our industry, the industries of our customers and the economy as a whole.

          Share price fluctuations may be exaggerated if the trading volume of our ordinary shares is too low. The lack of a trading market may result in the loss of research coverage by securities analysts. Moreover, we cannot assure you that any securities analysts will initiate or maintain research coverage of our company and our ordinary shares. Two securities analysts who covered our company following our initial public offering ceased their coverage in 2007. If our future quarterly operating results are below the expectations of securities analysts or investors, the price of our ordinary shares would likely decline. Securities class action litigation has often been brought against companies following periods of volatility. In April 2007, we announced that our revenue and earnings estimates for the first quarter of 2007 and that the 2007 fiscal year would be lower than previously projected. The closing price of our ordinary shares on the date following the announcement was $2.04, or 22%, lower than the closing price on the previous day. Subsequently, in May and June 2007, we and certain of our officers and directors were named as defendants in a number of purported securities class action lawsuits filed in the United States District Court for the Southern District of New York. See “ITEM 8: Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

Our shareholders do not have the same protections afforded to shareholders of a U.S. listed company because we have elected to use an exemption available to foreign private issuers from certain Nasdaq corporate governance requirements.

          As a foreign private issuer, we are permitted under Nasdaq Marketplace Rule 4350 to follow Israeli corporate governance practices instead of the Nasdaq Global Market requirements that apply to U.S. listed companies. As a condition to following Israeli corporate governance practices, we must disclose which requirements we are not following and the equivalent Israeli requirement. We must also provide Nasdaq with a letter from our outside counsel in our home country, Israel, certifying that our corporate governance practices are not prohibited by Israeli law. We rely on this “foreign private issuer exemption” with respect to the following two items: First, we follow the requirements of Israeli law with respect to the quorum requirement for meetings of our shareholders, which are different from the requirements of Rule 4350(f). As a result, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of the voting power of our shares. Second, we follow Israeli law requirements with respect to the requirement to seek shareholder approval for equity compensation plans, which are significantly different the requirements of Rule 4350(i)(1)(A). Under Israeli law, we may amend our 2006 Incentive Compensation Plan by approval of our board of directors and without shareholder approval as is generally required under Rule 4350(i)(1)(A). As a result of these exemptions, our shareholders do not have the same protections as are afforded to shareholders of a U.S. listed company. We may in the future provide Nasdaq with an additional letter or letters notifying Nasdaq that we are following our home country practices, consistent with Israeli law and practices, in lieu of other requirements of Marketplace Rule 4350.

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

          The largest beneficial owners of our shares, entities and individuals affiliated with Tamir Fishman Ventures, the Gemini Group, Genesis Partners, the Brookside Capital Fund, the Partech International Group and Odem Rotem Holdings Ltd., a company owned and controlled by our Chairman, Yigal Jacoby, each of which beneficially owns as of June 15, 2008 more than 5.0% of our outstanding shares, beneficially own in the aggregate 56.8% of our ordinary shares. As a result, these shareholders, acting together, could exercise a controlling influence over our operations and business strategy and will have sufficient voting power to control the outcome of matters requiring shareholder approval.

          These matters may include:

•	the composition of our board of directors which has the authority to direct our business and to appoint and remove our officers;

•	approving or rejecting a merger, consolidation or other business combination;

•	raising future capital; and

•	amending our articles of association which govern the rights attached to our ordinary shares.

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

          As of December 31, 2007, we had 22,008,249 ordinary shares outstanding. Approximately 42.3% of these shares are “restricted securities” available for resale on the Nasdaq Global Market subject, however, to volume limitations under Rule 144. Most of these restricted securities are held by the largest beneficial owners of our shares. Future sales of these restricted shares, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares. We have experienced a low trading volume of our ordinary shares since our initial public offering and if one or a small number of parties buys or sells a large number of our ordinary shares, we may experience volatility in our share price and the price and liquidity of our shares may be adversely affected.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.

          Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company for U.S. federal income tax purposes. If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our shares treated as ordinary income, rather than capital gain, having imputed interest charges apply to the proceeds of share sales, and the denial of the taxation of dividends received on our shares at the lower rates otherwise applicable to long-term capital gains and imputed interest charges on the proceeds of the sale of our shares. To determine if at least 50% of our assets are held for the production of, or produce, passive income we may use the market capitalization method for certain periods. Under the market capitalization method, our total asset value would be considered to equal the fair market value of our outstanding shares plus outstanding indebtedness on a relevant testing date. Because the market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has historically been especially volatile, and because the market price may affect the determination of whether we will be considered a passive foreign investment company, there can be no assurance that we will not be considered a passive foreign investment company for any taxable year. See “ITEM 10: Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

          If we were characterized as a passive foreign investment company, a U.S. Holder (as defined under ITEM 10: Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations) could avoid certain adverse passive foreign investment company consequences described above by making a qualified electing fund election to be taxed currently on its proportionate share of the passive foreign investment company’s ordinary income and net capital gains. However, we do not intend to comply with the necessary accounting and record keeping requirements that would allow a U.S. Holder to make a qualified electing fund election with respect to the Company. See “ITEM 10: Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

Risks Relating to our Location in Israel

Conditions in Israel could adversely affect our business.

          We are incorporated under Israeli law and our principal offices, and research and development facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Since October 2000, there has been an increase in hostilities between Israel and the Palestinians. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip, by force, in June 2007. These developments have further strained relations between Israel and the Palestinian Authority. In July and August 2006, a war was fought between Israel and Hezbollah in Lebanon, including rockets being fired from Lebanon up to 50 miles into Israel. Furthermore, several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel continue or increase. These restrictions may limit materially our ability to sell our solutions to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us. Additionally, any hostilities involving Israel may have a material adverse effect on either of our principal subcontractors and their facilities in which event, all or a portion of our inventory may be damaged, and our ability to deliver products to customers may be materially adversely affected.

Our operations may be disrupted by the obligations of personnel to perform military service.

          As of December 31, 2007, we employed 242 people, of whom 174 were based in Israel. Some of our executive officers and employees in Israel are obligated to perform annual military reserve duty in the Israel Defense Forces, depending on their age and position in the army. Additionally, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service, and any significant disruption in our operations could harm our business. The full impact on our workforce or business if some of our executive officers and employees will be called upon to perform military service, especially in times of national emergency, is difficult to predict. Additionally, the absence of a significant number of the employees at either of our principal subcontractors related to military service may disrupt their operations in which event our ability to deliver products to customers may be materially adversely affected.

The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

          Our investment program in equipment at our facility in Hod-Hasharon, Israel has been granted approved enterprise status and we are therefore eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2007, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $38 million. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval, including, among other conditions, that the approved enterprise be operated over a seven-year period and that at least 30% of our investment in fixed assets of the approved enterprise be funded by additional paid-up ordinary share capital. If we do not meet the conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval in the future, the tax benefits would be canceled and we could be required to refund any tax benefits that we have received. These tax benefits may not be continued in the future at their current levels or at any level.

          Effective April 1, 2005, the Investment Law was amended. As a result, the criteria for new investments qualified to receive tax benefits were revised. No assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law. The termination or reduction of these tax benefits would increase our tax liability in the future, which would reduce our profits or increase our losses. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities might not be eligible for inclusion in Israeli tax benefit programs. See “ITEM 10: Additional Information—Taxation—Israeli Tax Considerations and Government Programs—Law for the Encouragement of Capital Investments, 1959.”

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

          We have received royalty-bearing grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, for the financing of a portion of our research and development expenditures in Israel, pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984, referred to as the Research and Development Law. In 2005, 2006 and 2007, we received and accrued grants totaling $727, $1,811 and $2,371 million from the Office of the Chief Scientist, representing 10.9%, 19.4% and 21.1%, respectively, of our gross research and development expenditures in these periods. We may not receive future grants from the Office of the Chief Scientist and our failure to receive additional grants in the future could adversely affect our profitability.

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

          Our articles of association contain certain provisions that may delay or prevent a change of control, including a classified board of directors. In addition, Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders. See “ITEM 10: Additional Information—Memorandum of Association and Articles of Association—Anti-Takeover Measures” and “—Acquisitions under Israeli Law.”

ITEM 4: Information on Allot

A.	History and Development of Allot

Our History

          Our legal and commercial name is Allot Communications Ltd. We are a company limited by shares organized under the laws of the State of Israel. Our principal executive offices are located at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 45240, Israel, and our telephone number is +972 (9) 761-9200. We have irrevocably appointed Allot Communications, Inc. as our agent to receive service of process in any action against us in any United States federal or state court. The address of Allot Communications, Inc. is 7664 Golden Triangle Drive, Eden Prairie, MN 55344.

          We were incorporated in late 1996 as “Ariadne Ltd.” and commenced operations in 1997. In September 1997, we changed our name to “Allot Communications Ltd.” We recently introduced our Service Gateway platform that enables broadband providers to build efficient, secure, manageable and profitable intelligent networks that are optimized to deliver Internet-based content and services. In January 2008, we completed the acquisition of the business of Esphion Limited, a developer of network protection solutions for carriers and internet service providers.

          We had capital expenditures of $3.0 million in 2007, $2.1 million in 2006 and $0.7 million in 2005. We have financed our capital expenditures with cash generated through net proceeds from our initial public offering, private placements of our equity securities and from operations.

          Our capital expenditures during 2005 consisted primarily of investments in research and development equipment. In 2006 and 2007, our capital expenditures consisted primarily of investments in research and development equipment and in leasehold improvements.

B.	Business Overview

Overview

          We are a leading provider of intelligent IP service optimization solutions for DSL, wireless and mobile broadband carriers, cable operator service providers, and enterprises. Our portfolio of hardware platforms and software applications utilizes advanced deep packet inspection, or DPI, technology to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. Our scalable, carrier-grade solutions provide the visibility, security, application control and subscriber management that are vital to managing Internet service delivery, guaranteeing quality of experience, or QoE, containing operating costs, and maximizing revenue in broadband networks.

Industry Background

          The rapid proliferation of broadband networks in recent years has been largely driven by demand from users for faster and more reliable access to the Internet and by the proliferation in the number and complexity of broadband applications.

Rising Network Operational Costs Due to the Rapid Adoption of Broadband Applications

          The increasing adoption of broadband access has enabled significant advances in the sophistication of applications delivered over broadband networks. In contrast to traditional applications, such as e-mail and web-browsing, many newer applications, such as P2P, VoIP, internet video, online video gaming and online content sites, require large amounts of bandwidth and are highly sensitive to network delays. In response to these challenges, service providers have been forced to invest heavily in network infrastructure upgrades and customer support services in order to maintain the quality of experience for subscribers.

Service Providers Demand for the Ability to Offer Premium and Differentiated Services

          Most service providers offer flat-fee broadband access, regardless of the type of applications and data used by subscribers. These operators provide the same level of service to all subscribers and do not guarantee access quality, regardless of a subscriber’s willingness to pay for premium services and network performance. In addition, competition among service providers has increased because of multiple broadband delivery options, such as cable, DSL, wireless and satellite. As a result of these factors, broadband access has become a commodity, contributing to downward price pressure and high churn rates.

          To address these issues and increase the average revenue per user, or ARPU, service providers have begun to offer premium, differentiated applications, such as VoIP, video and new online content services. However, these service providers have as yet been unable to offer guaranteed service levels for these applications on an individual subscriber basis. By offering such tiered services and charging subscribers according to the value of these services, service providers can capitalize on the revenue enhancement opportunities enabled by broadband applications. To offer premium services and to guarantee service levels for those services, service providers need enhanced visibility into network traffic, including visibility into the type of applications used on the network and levels of traffic generated by different subscribers.

Increasing Enterprise Demand for Visibility and Delivery of Mission-Critical Applications

          The proliferation of network applications also presents significant challenges for enterprises operating wide-area networks. Applications such as e-mail, customer relationship management, or CRM, enterprise resource planning and other online transactional and business applications are critical to enterprises’ ability to operate efficiently. Enterprises have also become increasingly dependent on broadband Internet and Intranet access, as content distribution between partners and customers, employee remote access, and even VoIP, have become more common. At the same time, the openness of the Internet allows employees to use a wide variety of recreational and non-business applications on enterprise networks, resulting in network congestion and negatively impacting employee productivity. As a result, enterprises have experienced diminished performance of their mission-critical applications.

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

The Challenge of Implementing Intelligent Networks

          Service providers are seeking to transform generic access broadband networks into intelligent broadband networks. The ability to identify, distinguish and prioritize different network applications plays a major role in intelligent network management, allowing service providers to optimize bandwidth usage and reduce operational costs, while maintaining high quality of service. Application designers are employing increasingly sophisticated methods to avoid detection by network operators who desire to manage network use. Traditional network infrastructure devices, such as routers and switches, do not generally have sufficient computing resources or the required algorithms to distinguish between different and rapidly evolving applications. The dilemma of implementing intelligent networks is further complicated by today’s higher speed broadband networks which carry tremendous amounts of data and serve millions of customers. Unlike traditional network infrastructure devices, such as switches and routers, which can perform only a very limited examination of packets, DPI solutions offer active management of each application and subscriber in the network requiring significant processing power and speed, greater memory and special algorithms.

The Allot Solution

          Our solutions employ advanced DPI, which identifies applications by examining the content encapsulated in packets, including header and application information. By correlating data from multiple packets and flows, searching for application signatures and recognizing application behavior, our solutions identify each subscriber and application in the network and provide in-depth, real time information about their behavior. Once an application has been identified, it can be managed using predetermined policies that determine the level of network resources allocated for that application based on the business strategy of the service provider or enterprise. We have developed market-leading DPI technology that accurately identifies hundreds of application protocols at higher speeds and creates customized detailed usage analyses and reports. Our vision is that DPI technology will become a platform for a range of value-added services, rather than an added feature on a router. Once our DPI engine is able to provide information regarding applications running over the network, we believe our platform will enable service providers to use this information to drive additional revenues by enabling additional functionalities on our DPI platform. We have recently acquired the business of Esphion, a developer of network protection solutions for carriers and internet service providers, which increased the scope of our product offering.

Our Products

     Traffic Management Systems

          Our traffic management systems consist of the Service Gateway platform and the NetEnforcer product line.

          The Service Gateway platform is an open standards-based platform for broadband service control and optimization based on DPI. It is based on an AdvancedTCA®-compliant chassis with modular, hot-swappable DPI blades. A single platform provides four 10 Gigabit Ethernet ports, that manage two 10 Gigabit Ethernet lines, supporting more than 20 Gigabits per second (Gbps) of traffic. Within the Service Gateway, the application and subscriber information for each traffic flow is identified by a single DPI process that can then dispatch the flow to an array of additional services and actions. These actions may, through additional blades on the platform, include traffic prioritization and Quality of Service, or QoS, optimization, filtering (including parental control), blocking security threats (Clean Line and denial-of-service-prevention) or collecting records for real-time charging or offline usage-based charging.

          The Service Gateway is designed to reduce the cost and complexity of developing new services. It increases operation efficiency by enabling service providers to deploy multiple services through a single multi-purpose platform rather than by using multiple single purpose appliances. Using the Service Gateway, service providers are able to manage all services using the same policy control rules and management application. The Service Gateway enables providers to minimize the number of packets handled by each application for all services by leveraging a single DPI process.

          The Service Gateway – Omega Series also leverages our powerful NetXplorer centralized management software and is fully integrated with our Subscriber Management Platform, described below.

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

          Our traffic management devices are available in several different models to address the needs of a wide range of service providers and enterprises:

Series	Target Market	Operation Speeds	Subscribers(1)

NetEnforcer AC-400	Small to medium enterprise networks and service provider networks	Up to 100 Mbps	Up to 4,000

NetEnforcer AC-800	Medium and large enterprise networks and medium service provider networks	Up to 310 Mbps	Up to 28,000

NetEnforcer AC-1000/ AC-2500	Carrier-class solutions used by medium and large service provider networks	Up to 1 Gbps and 5 Gbps, respectively	Up to 80,000

Service Gateway – Omega Series	Carrier-class solutions used by medium and large service provider networks	Up to 25 Gbps	Up to 800,000

(1)

Represents the maximum number of subscribers that a system can handle simultaneously. Typically, due to network topology, redundancy requirements and other constraints, such as total bandwidth available per subscriber, the actual number per product unit is lower.

          Our Service Gateway platform, NetEnforcer AC-1000 and AC-2500 are designed to meet NEBS Level 3 certification requirements to ensure operation in extreme environmental conditions.

     Network Management Application Suites

          Our network management application suites consist of the NetXplorer management application and the Subscriber Management Platform.

          The NetXplorer management application suite provides service providers and enterprise customers a highly granular, real time view of all traffic on the network. This centralized management suite, which replaces our previous management applications, works in conjunction with our Service Gateway and NetEnforcer products to provide network traffic intelligence and enable enterprises and service providers to effectively manage broadband services and set policies for the use of their networks. The data provided from multiple systems are aggregated, analyzed and conveyed using our NetXplorer management application suite.

          NetXplorer architecture consists of four elements: first, the client element is the NetXplorer graphical user interface application; second, the server element consisting of the actual NetXplorer application, including the database; third, the optional collector element, which assists in collecting large amounts of data from multiple Service Gateways or NetEnforcers; and fourth, an agent element that is an add-on to the Service Gateway or the NetEnforcer that enables them to be managed by the NetXplorer and support all network management functions.

          Our Subscriber Management Platform, or SMP, is a scalable system that helps service providers build an intelligent service network designed to deliver the QoE that each subscriber expects, while allowing providers to manage network usage. The SMP monitors subscriber behavior to identify, track and report short- or long-term usage trends. Behavior can be tracked on an individual basis or for groups of subscribers. By analyzing these trends, providers can know which services are the most popular and with whom. This allows the provider to quickly roll out new or packaged services based on individual subscriber demand and preferred delivery. The SMP supports per-subscriber QoS policy definition, enabling providers to rapidly create and deploy tiered service plans that allow different subscribers to have different quality parameters on a per-service basis. This capability, together with the SMP’s tiered services control and quota management features, create unlimited opportunity for innovative service packaging and pricing based on individual subscriber demand and preferred delivery. This flexible and customized delivery helps service providers increase ARPU, reduce churn and facilitate the introduction of new revenue-generating services without service interruption.

     ServiceProtector

          Our ServiceProtector ensures service continuity and guards network integrity against known and unknown threats. Through immediate identification of Denial of Service (DoS/DDoS) attacks, Zero Day attacks, worms, zombie and spambot behavior, the ServiceProtector enables fast, surgical mitigation by automatically blocking, limiting or isolating only the offending traffic while allowing legitimate traffic to flow. The ServiceProtector’s scalable, carrier-grade performance is compatible with 1 Gbps and 10 Gbps networks.

Customers

          We have a global, diversified end-customer base consisting primarily of service providers and enterprises. Our direct customers are generally distributors, resellers, OEMs and system integrators, who we refer to as our channel partners. In 2007, we derived 39% of our revenues from Europe, the Middle East and Africa, 31% from the Americas and 30% from Asia and Oceania. We generally only have direct contact with end-customers in the case of larger projects, as smaller projects are driven by our channel partners.

Channel Partners

          We market and sell our products to end-customers through variety of channels, including direct sales and through our channel partners, which include distributors, resellers, OEMs and system integrators. Our channel partners generally purchase our products from us upon receiving orders from end-customers and are responsible for installing and providing initial customer support for our products. Our channel partners are located around the world and address most major markets. Our channel partners target a range of end-users, including carriers, alternative carriers, cable operators, private networks, data centers and enterprises in a wide range of industries, including government, financial institutions and education. Our agreements with channel partners that are distributors or resellers are generally for an initial term of one year and automatically renew for successive one-year terms unless terminated. After the first year, such agreements may be terminated by either party upon ninety days prior notice. These agreements are generally non-exclusive and generally contain minimum purchase requirements and we are permitted to terminate the agreement in the event of a failure to meet such targets.

          We offer support to our channel partners. This support includes the generation of leads through marketing events, seminars and web-based leads and incentive programs as well as technical and sales training.

          Our sales staff’s direct contact with end-customers consists mainly of developing leads for our channel partners. A vast majority of our sales occur through our channel partners.

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

          We have organized our worldwide sales efforts into the following three territories: North and South America, Europe the Middle East and Africa, and Asia and Oceania. We have regional offices in the U.S., Israel, France, Spain, United Kingdom, Singapore, Japan and China, and a dedicated regional presence in Germany, Italy, the Czech Republic and Australia. We also maintain a regional presence in Mexico and Brazil.

          As of December 31, 2007, our sales and marketing staff consisted of 50 employees.

Service and Technical Support

          We believe our technical support and professional services capabilities are a key element of our sales strategy. Our technical staff assists in presales activities and advises channel partners on the integration of our solutions into end-user networks. Our basic warranty extended to end-customers through our channel partners is three months for software and twelve months for hardware. Generally, end-customers are also offered, through our channel partners, a choice of one year or three-year customer support programs when they purchase our products. These warranties can be renewed at the end of their terms. Our end-customer support plans offer the following features:

•	expedited replacement units in the event of a warranty claim; and

•	software updates and upgrades offering new features and addressing new network applications.

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

          As of December 31, 2007, our technical staff consisted of 43 employees.

Research and Development

          Our research and development activities take place in Israel and New Zealand. As of December 31, 2007, 89 of our employees were engaged primarily in research and development. We devote a significant amount of our resources towards research and development to introduce and continuously enhance products to support our growth strategy. We have assembled a core team of experienced engineers, many of whom are leaders in their particular field or discipline and have technical degrees from top universities and experience working for leading Israeli networking companies. These engineers are involved in advancing our core technologies, as well as in applying these core technologies to our product development activities. Our research and development efforts have benefited from royalty-bearing grants from the Office of the Chief Scientist. The State of Israel does not own any proprietary rights in technology developed with the Office of the Chief Scientist funding and there is no restriction related to the Office of the Chief Scientist on the export of products manufactured using technology developed with Office of the Chief Scientist funding. For a description of restrictions on the transfer of the technology and with respect to manufacturing rights, please see “ITEM 3: Key Information—Risk Factors—The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to comply with such restrictions or these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.”

Manufacturing

          We subcontract the manufacture and repair of our NetEnforcer products to R.H. Electronics, an Israeli manufacturer and manufacture and repair of our Service Gateway platform to Flextronics (Israel) Ltd., a subsidiary of Flextronics, a global electronics manufacturing services company. This strategy enables us to reduce our fixed costs, focus on our core research and development competencies and provide flexibility in meeting market demand. R.H. Electronics and Flextronics (Israel) are contractually obligated to provide us with manufacturing services based on agreed specifications, including manufacturing, assembling, testing, packaging and procuring the raw materials for our devices. We submit advance forecasts of our projected requirements and our contractors are required to maintain an inventory of components sufficient to support the manufacture of an agreed number of our units beyond these projections. We are not required to provide any minimum orders. Our agreement with each contractor is automatically renewed annually for additional one-year terms. R.H. Electronics may elect not to renew our agreement with them by giving us at least 90 days prior notice to the expiration of any such term. Furthermore, R.H. Electronics may terminate our agreement at any time during the term upon 120 days prior notice. Flextronics (Israel) may terminate our agreement with them at any time during the term upon 180 days prior notice. We retain the right to procure independently any of the components used in our products. Both contractors have U.S. affiliates to which they can, with the prior consent of the Office of the Chief Scientist, transfer manufacturing of our products if necessary, in which event we may be required to pay increased royalties to the Office of the Chief Scientist. We expect that it would take approximately six months to transition manufacturing of our products to an alternate manufacturer.

          We design and develop internally a number of the key components for our products, including printed circuit boards and software. Some of our product’s hardware components are obtained from single or limited sources. Since our products have been designed to incorporate these specific components, any change in these components due to an interruption in supply or our inability to obtain such components on a timely basis would require engineering changes to our products before we could incorporate substitute components. In particular, we purchase the central processing unit for our Service Gateway platform from Raza Microelectronics, Inc. and for our NetEnforcer AC-400 and our NetEnforcer AC-800 from Intel Corporation and we have agreed to purchase the network processor for our NetEnforcer AC-1000 and our NetEnforcer AC-2500 from Hifn Inc. We carry approximately three to six months of inventory of key components. We also work closely with our suppliers to monitor the end-of-life of the product cycle for integral components, and believe that in the event that they announce end of life, we will be able to increase our inventory to allow enough time for replacing the products. We have been informed by Hifn that it is their general policy to provide their customers with a six-month last-time-buy option and twelve months to take delivery of the product in the event that Hifn decides to discontinue production of the network processor. Product testing and quality assurance is performed by our contract manufacturer using tests and automated testing equipment and according to controlled test documentation we specify. We also use inspection testing and statistical process controls to assure the quality and reliability of our products.

Competition

          Our principal competitors are Cisco Systems, Sandvine and Arbor Networks, Inc. (through its acquisition of Ellacoya Networks) in the service provider market, and Blue Coat Systems, Inc. (through its acquisition of Packeteer) in the enterprise market. We also compete with a number of smaller competitors such as CloudShield Technologies, Inc. and Procera Networks, Inc. and we compete indirectly with router and switch infrastructure companies that offer features, which address some of the problems that our products address. We also face competition from companies that offer partial solutions addressing only one aspect of the challenges facing broadband providers, such as network monitoring or security. We compete on the basis of product performance, such as speed and number of applications identified, ease of use and installation, and customer support. Price is also an important, although not the principal, basis on which we compete. See “ITEM 3: Key Information—Risk Factors—We may be unable to compete effectively with other companies in our market who offer, or may in the future offer, competing technologies.”

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

          We customarily require our employees, distributors, resellers, software testers and contractors to execute confidentiality agreements or agree to confidentiality undertakings when their relationship with us begins. Typically, our employment contracts also include the following clauses: assignment of intellectual property rights for all inventions developed by employees, non-disclosure of all confidential information, and non-compete clauses non-compete clauses, which generally restrict the employee for six months following termination of employment. The enforceability of non-compete clauses in Israel and certain other jurisdictions in which we operate is limited. Because our product designs and software are stored electronically and thus are highly portable, we attempt to reduce the portability of our designs and software by physically protecting our servers through the use of closed networks, which prevent external access to our servers.

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

          As of December 31, 2007, we had two U.S. patents and two pending patent applications in the United States. We also have one pending counterpart application outside of the United States, filed pursuant to the Patent Cooperation Treaty. We expect to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

          We have obtained U.S. trademark registrations for certain of our key marks that we use to identify our products or services, including “NetEnforcer” and “Allot Communications.”

Government Regulation

          See “ITEM 5: Overview—Government Grants” for a description of grants received from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor.

C.	Organizational Structure

          We conduct our global operations through six wholly-owned subsidiaries: (1) Allot Communications, Inc., headquartered in Eden Prairie, Minnesota; (2) Allot Communication Europe SARL, headquartered in Sophia, France; (3) Allot Communications Japan K.K., headquartered in Tokyo, Japan; (4) Allot Communication (UK) Limited, headquartered in Bedford, England; (5) Allot Communications (Asia Pacific) Pte. Ltd., headquartered in Singapore; and (6) Allot Communications (New Zealand) Limited, headquartered in Auckland, New Zealand. Our U.S. subsidiary commenced operations in 1997 and engages in the sale, marketing and technical support services in the United States of products manufactured by and imported from our company. Our French, U.K., Japanese and Singapore subsidiaries engage in marketing and technical support services of our products in Europe, Japan and Asia Pacific, respectively. Our New Zealand subsidiary engages in development and technical support services.

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

          We also lease a 5,812 square foot (539 square meter) facility in Eden Prairie, MN, for the purposes of our U.S. sales and marketing operations pursuant to a lease that expires in August 2008. We lease other smaller facilities for the purpose of our development, sales and marketing and support activities in the U.S., France, the United Kingdom, Germany, the Czech Republic, Singapore, Spain, China, Japan and New Zealand.

ITEM 4A: Unresolved Staff Comments

          Not applicable.

ITEM 5: Operating and Financial Review and Prospects

A.	Operating Results

Overview

          We are a leading designer and developer of broadband service optimization solutions using advanced DPI technology. Our solutions provide broadband service providers and enterprises with real-time, highly granular visibility into, and control of, network traffic, and enable them to efficiently and effectively manage and optimize their networks. End-customers use our solutions to create sophisticated policies to monitor network applications, enforce quality of service policies that guarantee mission-critical application performance, mitigate security risks and leverage network infrastructure investments. Our carrier-class products are used by service providers to offer subscriber-based and application-based tiered services that enable them to optimize their service offerings, reduce churn rates and increase ARPU. We market and sell our products through a variety of channels, including direct sales and through our channel partners, which include distributors, resellers, OEMs and system integrators. End customers of our products include carriers, mobile operators, cable operators, wireless and wireline Internet service providers, educational institutions, governments and enterprises.

          There has been a rapid proliferation of broadband networks in recent years which has been largely driven by demand from users for faster and more reliable access to the Internet and by the proliferation in the number and complexity of broadband applications. The Internet, which was designed originally to support web surfing and e-mail applications, now supports numerous advanced services, such as interactive gaming, video conferencing and IPTV. In addition, there has been an exponential increase in over-the-top Internet services, such VoIP and video streaming. These new applications are driving large service providers to explore ways to efficiently manage bandwidth resources in view of these and other bandwidth-heavy applications. As a result, a number of these service providers are considering deploying DPI technology in their networks. We believe that large service providers, as well as cable operators and mobile operators, present a significant market opportunity and are an important element of our long term strategy.

Acquisition of Esphion

          On January 8, 2008, we acquired the business of Esphion Limited, a New Zealand-based a developer of network protection solutions for carriers and internet service providers, for $3.5 million in cash plus up to additional $2 million of performance-based consideration if certain performance targets are met during 2008. We believe that this acquisition furthers our vision of offering value-added services for our Service Gateway platform to help broadband providers build secure, intelligent networks.

     Revenues

          We generate revenues from two sources: (1) sales of our network traffic management systems and our application suites, and (2) maintenance and support services, including installation and training. We generally provide maintenance and support services pursuant to a one- or three-year maintenance and support program, which may be purchased by customers at the time of product purchase or on a renewal basis.

          We recognize revenues from product sales when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with respect to implementation remain, the fee is fixed or determinable, and collection is probable. We grant a one-year hardware warranty and a three-month software warranty on all of our products and record a liability at the time the product’s revenue is recognized. We estimate the liability of possible warranty claims based on our historical experience. Warranty claims have to date been immaterial to our results of operations. We recognize revenues associated with our maintenance and support programs on a straight-line basis over the term of the maintenance and support agreement. See “—Critical Accounting Policies and Estimates—Revenue Recognition” below.

          Customer concentration. We derived approximately 9% of our revenues in 2005, 5% of our revenues in 2006 and 6% of our revenues in 2007 from a single U.S. distributor of our products to other resellers and system integrators in the United States. We derived 16% of our revenues in 2005, 20% of our revenues in 2006 and 0% of our revenues in 2007 from a single system integrator for our products in the United Kingdom, primarily in connection with the deployment of our products by NTL Group Limited, a leading United Kingdom cable operator.

          Geographical breakdown. The following table sets forth the geographic breakdown of our revenues for the periods indicated:

	Year Ended December 31,

	2005	2006	2007

United Kingdom	25%	25%	6%
United States	29	22	20
Europe (excluding United Kingdom)	21	24	27
Asia and Oceania	18	20	30
Middle East and Africa	4	5	6
Americas (excluding United States)	3	4	11

Total	100%	100%	100%

          The decrease in our revenues in the United Kingdom in 2007 compared to 2005 and 2006 is principally attributable to NTL Group Limited, a large United Kingdom service provider, having completed its deployment of our products throughout its network in 2006.

     Cost of revenues and gross margins

          Our product cost of revenues consists primarily of costs of materials, manufacturing services and overhead, warehousing, testing and royalties paid primarily to the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor. Our services cost of revenues consist primarily of salaries and related personnel costs for our customer support staff as well as the royalty payments mentioned above. We expect cost of revenues to increase as a result of the increase in our product and service revenues, the increased sales of our higher end products, primarily consisting of our Service Gateway – Omega Series and sale of extended service suites to large scale customers that will require additional personnel hiring and other expenditures. As a result, our gross margins as a percentage of revenues may decrease.

     Operating expenses

          Research and development. Our research and development expenses consist primarily of salaries and related personnel costs, costs for subcontractor services, depreciation, rent and costs of materials consumed in connection with the design and development of our products. We expense all of our research and development costs as they are incurred. Our net research and development expenses are our gross research and development expenses offset by financing through royalty-bearing grants from the Office of the Chief Scientist. Such participation grants are recognized at the time at which we are entitled to such grants on the basis of the costs incurred and included as a deduction of research and development expenses (See “—Government Grants” below). We believe that significant investment in research and development is essential to our future success and expect that in future periods our research and development expenses will increase on an absolute basis. The acquisition of Esphion’s business will cause a significant increase in our research and development expenses in fiscal year 2008.

          Sales and marketing. Our sales and marketing expenses consist primarily of salaries and related personnel costs, travel expenses, costs associated with promotional activities such as public relations, conventions and exhibitions, rental expenses, depreciation and commissions paid to third parties. We intend to continue our activities to target the service provider market and therefore we expect that sales and marketing expenses will increase on an absolute basis in the future as we hire additional sales, marketing and presale support personnel, continue to promote our brand, establish marketing channels and expand our presence worldwide.

          General and administrative. Our general and administrative expenses consist primarily of salaries and related personnel costs, rental expenses, costs for professional services and depreciation. We expect these expenses to increase on an absolute basis as we hire additional personnel and incur additional costs related to the growth of our business as we increase our global presence. These expenses include additional costs associated with corporate governance, tax compliance, compliance with the rules implemented by the U.S. Securities and Exchange Commission and Nasdaq, premiums for our director and officer liability insurance and for defending the class action lawsuit filed in the United States District Court for the Southern District of New York against us and certain of our directors and officers. See “ITEM 8: Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

          Stock-based compensation. We have granted options to purchase our ordinary shares to our employees and consultants at prices below the fair market value of the underlying ordinary shares on the grant date. These options were considered compensatory because the deemed fair market value of the underlying ordinary shares was greater than the exercise prices determined by our board of directors on the option grant date. The determination of the fair market value of the underlying ordinary shares prior to our initial public offering involved subjective judgment, third party valuations and the consideration by our board of directors of a variety of factors. Because there was no public market for our ordinary shares prior to our initial public offering, the amount of the compensatory charge was not based on an objective measure, such as the trading price of our ordinary shares. As of January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R) “Share Based Payment,” or SFAS No. 123(R), which requires us to expense the fair value of employee stock options. We adopted the fair value recognition provisions of SFAS No. 123(R), using the modified prospective method for grants that were measured using the fair value method and adopted SFAS No. 123(R) using the prospective-transition method for grants that were measured using the Minimum Value method in Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation,” or SFAS No. 123, for either recognition or pro forma disclosures. The fair value of stock-based awards granted after January 1, 2006, was estimated using the binominal model.

          In connection with the grant of options, we recorded total stock-based compensation expense of $305,000 in 2005, $1.4 million in 2006 and $1.4 million in 2007. In 2007, $48,000, $230,000, $340,000 and $743,000 of our stock-based compensation expense resulted from cost of revenue, research and development expenses, sales and marketing expenses and general and administrative expenses, respectively, based on the division in which the recipient of the option grant was employed. As of December 31, 2007, we had an aggregate of $4.9 million of deferred unrecognized stock-based compensation remaining to be recognized. We estimate that this deferred unrecognized stock-based compensation balance will be amortized as follows: $1.9 million in 2008, $1.8 million in 2009 and $1.2 million in 2010 and thereafter.

     Financial income (expenses), net

          Financial income (expenses), net consists primarily of interest earned on our cash balances and other financial investments, foreign currency exchange gains or losses, devaluation of marketable securities and bank fees.

          As of December 31, 2007, we had $40.3 million of principal invested in Auction-Rate Securities, or ARS, which were rated AAA and AA at the time of purchase. Due to the continued deterioration of, and uncertainties in, the credit and capital markets that began in the second half of 2007, our ARS have experienced multiple failed auctions due to a lack of liquidity in the market. A few of our ARS have had their credit rating downgraded. To date, our ARS have paid interest in accordance with their stated terms. Based on valuation reports received from investment banks, we have recorded an impairment charge of $4.9 million to financial and other expenses, net, in our statement of operations with respect to devaluation, which is considered “other than temporary.” In addition, all of our ARS have been classified as long term assets. If uncertainties in the credit and capital markets continue, these markets deteriorate further or we experience any ratings downgrades on any ongoing investments in our portfolio, including of ARS, we may incur additional impairments to our investment portfolio and record further impairment charges to our financial and other expenses, net, in our statement of operations.

          In addition, the financial and other income (expenses), net, may fluctuate due to foreign currency exchange gains or losses. See also paragraph “ITEM 11: Quantitative and Qualitative Disclosures About Market Risk – Foreign Currency Exchange Risk.”

     Tax Reform

          On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of controlled foreign corporation, or CFC, was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if, among other things, the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains).

          Our facilities in Hod-Hasharon, Israel have been granted Approved Enterprise status under the Investment Law and enjoy certain tax benefits. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2007, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $38 million. Income derived from other sources, other than the “Approved Enterprise,” during the benefit period will be subject to tax at the regular corporate tax rate. For more information about the tax benefits available to us as an Approved Enterprise see “ITEM 10: Additional Information—Taxation and Government Programs—Law for the Encouragement of Capital Investments, 1959.”

     Government Grants

          Our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist under our approved plans in accordance with the Israeli Law for Encouragement of Research and Development in the Industry, 1984, or the Research and Development Law. Through December 31, 2007, we had applied and received approval for grants totaling $13.6 million from the Office of the Chief Scientist, of which $4.1 million is attributed to NetReality products. Under Israeli law and the approved plans, royalties on the revenues derived from sales of all of our products are payable to the Israeli government, generally at the rate of 3.0% during the first three years and 3.5% beginning with the fourth year, up to the amount of the received grants as adjusted for fluctuation in the U.S. dollar/shekel exchange rate. The amounts received after January 1, 1999 bear interest at twelve month LIBOR as at the beginning of the year in which a grant is approved. Our obligation to pay these royalties is contingent upon actual consolidated sales of our products and no payment is required if no sales are made. As of December 31, 2007, we had an outstanding contingent obligation to pay royalties in the amount of $5.9 million.

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

          If the Office of the Chief Scientist consents to the manufacture of the products outside Israel, the regulations allow the Office of the Chief Scientist to require the payment of increased royalties, ranging from 120% to 300% of the amount of the grant plus interest, depending on the percentage of foreign manufacture. If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing, marketing and distribution is carried outside of Israel, the rate of royalties payable by us on those revenues will be calculated in accordance with the proportion between the grant received and the grant plus the amount of our own investments in research and development for such technology. The Research and Development Law further permits the Office of the Chief Scientist, among other things, to approve the transfer of manufacturing or manufacturing rights outside Israel in exchange for an import of certain manufacturing or manufacturing rights into Israel as a substitute, in lieu of the increased royalties.

          The Research and Development Law provides that the consent of the Office of the Chief Scientist for the transfer outside of Israel of know-how derived out of an approved plan may only be granted under special circumstances and subject to fulfillment of certain conditions specified in the Research and Development Law as follows: (a) the grant recipient pays to the Office of the Chief Scientist an amount based on the scope of the support received, the royalties that were paid by the company, the amount of time that elapsed since the date on which the grants were received, and the sale price (according to certain formulas), except if the grantee receives from the transferee of the know-how an exclusive, irrevocable, perpetual unlimited license to fully utilize the know-how and all related rights; (b) the grant recipient receives know-how from a third party in exchange for its Office of the Chief Scientist funded know-how; or (c) such transfer of Office of the Chief Scientist funded know-how arises in connection with certain types of cooperation in research and development activities.

          In September 2002, we acquired the assets of NetReality, an Israeli manufacturer, from a receiver pursuant to a court ruling. In connection with the NetReality acquisition, we assumed a commitment to pay royalties to the Office of the Chief Scientist up to the amount of the contingent liabilities derived from the grants that had been received by NetReality prior to the acquisition. Following the acquisition of NetReality, the Office of the Chief Scientist merged the NetReality approved plans with our other approved plans under a unified file. In April 2007, the Office of the Chief Scientist notified us of its decision, per our request, to separate the NetReality related approved plans from other approved plans. The Office of the Chief Scientist also approved the discontinuation of the NetReality related approved plans and as a result the balance of our outstanding contingent obligation to pay royalties was reduced by $4.7 million.

Factors Affecting Our Performance

          Our business, financial position and results of operations, as well as the period-to-period comparability of our financial results, are significantly affected by a number of factors, some of which are beyond our control, including:

          Size of end-customers and sales cycles. We have a global, diversified end-customer base consisting primarily of service providers and enterprises. We are making efforts to increase our sales to large service providers. The deployment of our products by small and midsize enterprises and service providers can be completed relatively quickly with a limited number of NetEnforcer and/or Service Gateway – Omega systems compared to the number required by large service providers. Large service providers take longer to plan the integration of DPI solutions into their existing networks and to set goals for the implementation of the technology. Sales to large service providers are therefore more complicated as they involve a relatively larger number of network elements and solutions, as well as NetEnforcer and/or Service Gateway – Omega systems. We are seeking to achieve significant customer wins in the large service provider market that will positively impact future performance. However, our performance is also influenced by sales cycles for our products, which typically fluctuate based upon the size and needs of end-customers that purchase our products. We expect that increased sales to large service providers of Service Gateway systems will result in longer sales cycles that will increase unpredictability regarding the timing of our sales and may cause our quarterly and annual operating results to fluctuate if a significant customer delays its purchasing decision and/or defers an order. Furthermore, longer sales cycles may result in delays from the time we increase our operating expenses and make investments in inventory, until the time that we generate revenue from related product sales.

          Average selling prices. Our performance is affected by the selling price of our products. We price our products based on several factors, including manufacturing costs, the stage of the product’s life cycle, competition, technical complexity of the product, discounts given to channel partners in certain territories, customization and other special considerations in connection with larger projects. We typically are able to charge the highest price for a product when it is first introduced to the market. We expect that the average selling prices for our products will decrease over the product’s life cycle as our competitors introduce new products and DPI technology becomes more standardized. In order to maintain or increase our current price, we expect that we will need to enhance the functionality of our existing products by offering higher system speeds, and additional features, such as additional security functions, supporting additional applications and enhanced reporting tools. We also from time to time introduce enhanced products, typically higher end models that include new architecture and design and new capabilities, primarily to higher end models. Such enhanced products typically increase our average selling price. To further offset such declines, we sell maintenance and support programs on our products, and as our customer base and number of field installations grows our related service revenues are expected to increase.

          Cost of revenues and cost reductions. Our cost of revenues as a percentage of total revenues was 23.6% for 2005, 22.2% for 2006 and 24.7% for 2007. Our products use off-the-shelf components and typically the prices of such components decline over time. However, the introduction and sale of new or enhanced products and services may result in an increase in our costs of revenues. We make a continuous effort to identify cheaper components of comparable performance and quality. We also seek improvements in engineering and manufacturing efficiency that will reduce costs. Since our cost of revenues also include royalties paid to the Office of the Chief Scientist, our cost of sales may be impacted positively or negatively by actions of the Israeli government changing the royalty rate. Our products incorporate features that require payment of royalties to third parties. In addition, new products, such as the Service Gateway platform, usually have higher costs during the initial introduction period. We generally expect such costs to decline as the product matures and sales volume increases. The growth of our customer base is usually coupled with increased service revenues and demand for extended service suites by our large services providers and Tier 1 carriers may require us to hire additional personnel and incur other expenditures. However, these additional expenses, handled efficiently, may be utilized to further support the growth of our customer base and increase service revenues.

          Currency exposure. A majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars. However, a significant portion of the expenses associated with our global operations, including personnel and facilities related expenses, are incurred in currencies other than U.S. dollar. This is the case in primarily in Israel and to a lesser extent in certain countries in Europe and Asia. Consequently, a decrease in the value of the U.S. dollar relative to local currencies will increase the dollar cost of our operations in these countries. A relative decrease in the value of the U.S. dollar would be partially offset to the extent that we generate revenues in such currencies.

          Over the past two years, the U.S. dollar has devaluated relative to the Israeli currency, the New Israeli Shekel, or the NIS. In 2007, the U.S. dollar depreciated against the NIS by 9.0%. During the first half of 2008, this devaluation trend was accelerated. This trend occurred as well in respect to the exchange rate of the U.S. dollar and other currencies. If this trend continues, our U.S. dollar-measured results of operations might be adversely affected.

          In addition, since certain assets and liabilities on our balance sheet are denominated in currencies other than U.S. dollar, our financial and other income (expenses), net, may fluctuate due to revaluation and/or realization of these assets and liabilities in exchange rates other than those prevailing at the time in which these assets and/or liabilities were incurred.

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

          We exercise judgment and use estimates in connection with the determination of the amount of product software license and services revenues to be recognized in each accounting period. If collection is not considered probable, revenue is recognized when the fee is collected. We record provisions against revenue for estimated sales returns and sales incentives on product and service-related sales in the same period as the related revenue is recorded. We estimate the costs that may be incurred under the warranty arrangements and record a liability to cost of sales in the amount of such costs at the time product revenue is recognized. We also record a provision to operating expenses for bad debts resulting from customers’ inability to pay for the products or services they have received. These estimates are based on historical sales returns, sale incentives, warranty related expenses, and bad debt expense, analyses of credit memo data, and other known factors, such as bankruptcy. If the historical data we use to calculate these estimates do not accurately reflect actual or future returns, sales incentives, warranty related expenses or bad debts, adjustments to these reserves may be required that would increase or decrease revenue or net income.

          Many of our product sales include multiple elements. Such elements typically include several or all of the following: hardware appliance, software licenses, hardware and software maintenance, technical support and training services. For multiple-element arrangements that do not involve significant modification or customization of the software and do not involve services that are considered essential to the functionality of the software, we use the residual method to allocate value to each element when sufficient specific objective evidence exists for all undelivered elements, but does not exist for the delivered element, typically the hardware appliance and software license. Under the residual method, each undelivered element is allocated value based on customer specific objective evidence of fair value for that element, as described above, and the remainder of the total arrangement fee is allocated to the delivered element(s). If sufficient customer specific objective evidence does not exist for all undelivered elements, revenue is deferred for the entire arrangement until all revenue recognition criteria are met for such undelivered elements.

          Accounting for Stock-Based Compensation. Effective January 1, 2006, we adopted SFAS No. 123(R), which supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the statement of income based on their fair values. We elected the modified-prospective method and therefore prior periods were not restated. Under the modified-prospective method, compensation costs recognized in 2007 include also compensation costs for all share-based payments granted prior to, but not yet vested, as of December 31, 2007. In 2007, we recognized equity-based compensation expense under SFAS No. 123(R) in the amount of $1.4 million. When calculating this equity-based compensation expense we took into consideration awards that are ultimately expected to vest. Therefore, this expense has been reduced for estimated forfeitures. In our pro forma information required under SFAS No. 123 for the periods prior to fiscal 2006, we accounted for forfeitures as they occurred. We elected to apply the intrinsic value-based method prescribed in APB Opinion No. 25 for our equity-based compensation to employees and directors and provide the pro forma disclosure provisions of SFAS No. 123, as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS No. 123.” As such, we computed and recorded compensation expense for grants whose terms were fixed with respect to the number of shares and option price only if the market price on the date of grant exceeded the exercise price of the stock option. The compensation cost for the fixed plans was recorded over the period the employee performs the service to which the stock compensation relates.

          Inventories. We value our inventories at the lower of cost or estimated market value. Cost being determined on the basis of First In, First Out (“FIFO”) cost method for raw materials and out-of-pocket manufacturing costs. Indirect costs are allocated on average basis. We estimate market value based on our current pricing, market conditions and specific customer information. We write off inventory for slow-moving items or technological obsolescence. We also assess our inventories for obsolescence based upon assumptions about future demand and market conditions. Once inventory is written off, a new cost basis for these assets is established for future periods. Inventory write offs totaled $0.2 million in 2005, $0.3 million in 2006 and $0.2 million in 2007.

          Marketable securities. We account for our investments in marketable securities using Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” or SFAS No. 115. Our management determines the appropriate classification of marketable securities at the time of purchase and evaluates such designation as of each balance sheet date. To date, all debt securities have been classified as available-for-sale and are carried at fair market value. Fair value is determined based on observable market value quotes or, if market values are not available, using valuation models including assessments of counterparty credit worthiness, credit default risk, underlying security type of collaterals risk premium and overall capital market liquidity conditions. Declines in fair value that are considered other-than-temporary are charged to earnings and those that are considered temporary are reported, net of tax, as a component of accumulated other comprehensive income in stockholders’ equity. The cost of securities sold is based on the specific identification method. As of December 31, 2007, we held marketable securities in U.S. dollars in the United States, which were classified as available for sale. The balance was composed of ARS and corporate bonds. The ARS and corporate bonds bear interest at rates ranging from 4.59% to 7.55% per annum.

          Following SEC Staff Accounting Bulletin No. 59, EITF 03-1 and FAS 115-1, management evaluated in each period whether declines in the market value of its securities are other than temporary. Where such declines are determined to be other than temporary, the related unrealized loss is recorded as a write-down included in financial expenses.

          We recorded a pre-tax impairment charge relating to our investments in ARS of $4.9 million in the fourth quarter of 2007 and an additional pre-tax impairment charge of $2.2 million in the first quarter of 2008. See “ITEM 3: Key Information—Risk Factors—We have invested a portion of our cash in auction-rate securities, which subjects us to liquidity and investment risk. Due to recent uncertainties in the capital markets regarding auction-rate securities, we recorded impairment charges in the fourth quarter of 2007 and the first quarter of 2008, and, if the fair value of these investments were to decline further, we could be required to record further impairment charges related to these investments.”

Recent Accounting Pronouncements

          In September 2006, the Financial Accounting Standards Board, or the FASB, issued the Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” or SFAS No. 157. This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. The statements does not apply to accounting standards that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007. On February 12, 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157,” or FSP No. 157-2. FSP 157-2 amends SFAS No. 157 to delay the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). For items within its scope, FSP No. 157-2 defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. We are currently evaluating the impact on our consolidated financial statements of adopting SFAS No. 157.

          In February 2007, the FASB issued the Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” or SFAS No. 159. This statement provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The SFAS No. 159 objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The adoption of SFAS No. 159 will not have effect on our consolidated financial statements.

          In December 2007, the FASB issued the Statement of Financial Accounting Standards No. 141R, “Business Combinations,” or SFAS No. 141R. SFAS No. 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. Accordingly, any business combinations the Company executes will be recorded and disclosed following existing GAAP until January 1, 2009. We expect that SFAS No. 141R will have an impact on our consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions we consummate after the effective date. We are still assessing the impact of this standard on our future consolidated financial statements.

          In December 2007, the SEC staff issued Staff Accounting Bulletin No. 110, or SAB 110, which, effective January 1, 2008, amends and replaces SAB 107, Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS No. 123(R). Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the “simplified” method, which was first described in SAB 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. We are currently assessing the potential impact that the adoption of SAB 110 could have on our consolidated financial statements.

Results of Operations

          The following table sets forth our statements of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,

	2005	2006	2007

Revenues:
Products	80.5%	84.2%	77.1%
Services	19.5	15.8	22.9
Total revenues	100.0	100.0	100.0
Cost of revenues:
Products	19.5	18.8	20.3
Services	4.1	3.4	4.4
Total cost of revenues	23.6	22.2	24.7
Gross profit	76.4	77.8	75.3
Operating expenses:
Research and development, net	25.8	22.1	28.9
Sales and marketing	51.7	45.3	55.6
General and administrative	10.4	10.2	17.2

Total operating expenses	87.9	77.5	101.7

Operating income (loss)	(11.5)	0.3	(26.4)
Financing and other income (expenses), net	0.2	1.9	(2.6)

Income (loss) before income tax benefit (expense)	(11.3)	2.2	(29.0)
Income tax benefit (expense)	1.0	0.3	1.6

Net income (loss)	(10.3)	1.8	(30.6)

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

     Revenues

          Products. Product revenues decreased by $3.7 million, or 13%, to $25.1 million in 2007 from $28.8 million in 2006. The majority of our product revenue in 2007 was derived from sales of our NetEnforcer AC-1000 and AC-2500, and to a lesser extent, from the Service Gateway – Omega, which are targeted primarily at large and medium service providers. The decrease is primarily attributable to the completion in 2006 of a project that generated revenues of $6.9 million from a single system integrator.

          Services. Service revenues increased by $2.0 million, or 37%, to $7.4 million in 2007 from $5.4 million in 2006. The increase in service revenues resulted primarily from a larger customer base and increased field installations covered by maintenance and support contracts.

          Revenues from products, which comprised 77.1% of our total revenues in 2007, decreased by 7.1% compared to 2006, while the service revenues increased by a comparable amount.

     Cost of revenues and gross margin

          Products. Cost of product revenues increased by $0.2 million, or 3%, to $6.6 million in 2007 from $6.4 million in 2006. This increase resulted primarily from growth in salaries and overhead expenses. Product gross margin was 73.7% in 2007 compared to 77.6% in 2006. This decrease is primarily attributable to increased expenses attributable to salaries, third-party royalties and overhead expenses combined with higher sales volume of our high-end products, which require higher material and labor costs than other products.

          Services. Service cost of revenues increased by $0.2 million, or 17%, to $1.4 million in 2007 from $1.2 million in 2006. This increase resulted primarily from an increase in post-sales support expenses caused by employing additional post-sale support engineers and salary increases. Services gross margin was 80.9% in 2007 compared to 78.4% in 2006.

          Total gross margin was 75.3% in 2007 compared to 77.8% in 2006.

     Operating expenses

          Research and development. Gross research and development expenses increased by $2.5 million, or 26.9%, to $11.8 million in 2007 from $9.3 million in 2006. This increase was primarily attributed to an increase of salaries of approximately $1.4 million, which resulted principally from salary raises and the devaluation of the U.S. dollar relative to the NIS; an increase in depreciation of $0.3 million; and an increase in other expenses, principally consisted of rent and overhead, of approximately $0.8 million. The increase in gross research and development expenses is primarily driven by the development of our NetXplorer management application suite and the Service Gateway platform.

          Research and development expenses, net of received and accrued grants from the Office of the Chief Scientist, increased by $1.9 million, or 24.6%, to $9.4 million in 2007 from $7.5 million in 2006. Grants totaled $2.4 million in 2007 compared to $1.8 million in 2006. The increase in grants received was due to a larger grant approved by the Office of the Chief Scientist and the devaluation of U.S. dollar relative to the NIS. Research and development expenses as a percentage of revenues increased to 28.9% in 2007 from 22.1% in 2006.

          Sales and marketing. Sales and marketing expenses increased by $2.6 million in 2007, or 16.9%, to $18.1 million in 2007 from $15.5 million in 2006. This increase resulted from growth in salaries and related expenses of $1.9 million, primarily related to hiring of additional sales, marketing and presale support personnel to provide broader geographical coverage and increased focus on the service provider market, an increase of $0.4 million in facilities-related and overhead expenses and an increase of $0.6 million in consulting, travel and other expenses, partially offset by a decrease of $0.3 million in amortization of stock-based compensation. Sales and marketing expenses as a percentage of revenues increased to 55.6% in 2007 from 45.3% in 2006.

          General and administrative. General and administrative expenses increased by $2.1 million, or 61.2%, to $5.6 million in 2007 from $3.5 million in 2006. This increase is primarily attributable to: an increase of $1.1 million in professional services expenses primarily associated with corporate governance compliance under the Sarbanes-Oxley Act of 2002 and rules of the U.S. Securities and Exchange Commission and Nasdaq; director and officer liability insurance premiums and defending the class action law suits filed in the United States District Court for the Southern District of New York against us and certain of our directors and officers; an increase of $0.5 million in personnel expenses due to the hiring of additional personnel as well as salary increases; an increase of $0.3 million in other expenses mainly depreciation and travel; and an increase of $0.2 million in amortization of stock-based compensation.

          General and administrative expenses as a percentage of revenues increased to 17.2% in 2007 from 10.2% in 2006.

          Financial and other income (expenses), net. Financial and other expenses, net were $845,000 in 2007 compared to a net income of $630,000 in 2006. The decrease in financial and other income (expenses), net is primarily due to the $4.9 million impairment charge against our investment in auction-rate securities, and was partially offset by an increase in interest received on cash balances and marketable securities of $3.3 million that is primarily attributable to the increase in cash, cash equivalents and marketable securities as a result of our initial public offering and decrease in interest and other expenses of $0.1 million.

          Income tax expense. Income tax expense was $0.5 million in 2007 compared to income tax expense of $0.1 million in 2006. The increase in income tax expense is primarily attributable to a write-down of a withholding tax asset, which resulted from our assessment as to our ability to utilize them in the foreseeable future.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

     Revenues

          Products. Product revenues increased by $10.3 million, or 56%, to $28.8 million in 2006 from $18.5 million in 2005. The majority of our product revenue in 2006 was derived from sales of the NetEnforcer AC-1000 and AC-2500, which are targeted primarily at large and medium service providers. Product revenues for 2006 also include $6.9 million of sales to a single system integrator compared to $3.7 million of sales to the same system integrator in 2005.

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

     Operating expenses

          Research and development. Gross research and development expenses increased by $2.6 million, or 38.8%, to $9.3 million in 2006 from $6.7 million in 2005. This increase was primarily due to the hiring of additional research and development staff as well as increased salaries. These increases were driven by the development of new products, such as our NetXplorer management application suite and the initial development of our Service Gateway platform.

          Research and development expenses, net of received and accrued grants from the Office of the Chief Scientist, increased by $1.6 million, or 27.1%, to $7.5 million in 2006 from $5.9 million in 2005. Grants totaled $1.8 million in 2006 compared to $0.7 million in 2005. The increase in grants received was due to a larger grant approved by the Office of the Chief Scientist. Research and development expenses as a percentage of revenues decreased to 22.1% in 2006 from 25.8% in 2005.

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

          General and administrative. General and administrative expenses increased by $1.1 million, or 45.6%, to $3.5 million in 2006 from $2.4 million in 2005. This increase resulted from an increase of $0.2 million due primarily to the hiring of additional personnel as well as salary increases, an increase of $0.2 million in expenses related to professional services and increase of $0.5 million in amortization of stock-based compensation. General and administrative expenses as a percentage of revenues were approximately 10% in 2006 maintaining similar level as in 2005.

           Financial and other income (expenses), net. Financial and other income, net was $0.6 million in 2006 compared to $45,000 in 2005. The increase in financial and other income resulted from an increase of $0.6 million related to interest received on cash balances.

           Income tax benefit (expense). Income tax expense was $111,000 in 2006 compared to income tax benefit of $218,000 in 2005. The income tax expense in 2006 was attributable to a reversal of deferred income tax asset and taxable income in the U.S. subsidiary.

B.	Liquidity and Capital Resources

           From inception until consummation of our initial public offering we financed our operations primarily through private placements of our equity securities and, to a lesser extent, through borrowings from financial institutions. Sales of our equity securities including the consummation of our initial public offering resulted in net proceeds to us of approximately $112.7 million, net of issuance expenses.

           As of December 31, 2007, we had $28.1 million in cash and cash equivalents and $42.6 million in marketable securities, of which $35.4 million were ARS. As of December 31, 2007, our working capital, which we calculate by subtracting our current liabilities from our current assets, was $37.2 million.

          Based on our current business plan, we believe that our existing cash balances, will be sufficient to meet our anticipated cash needs for payments of our recent acquisition of Esphion’s business and for working capital and capital expenditures for at least the next twelve months. In addition, we believe that the current lack of liquidity of the ARS will not have a material impact on our liquidity, cash flow or our ability to fund our operations for at least the next twelve months. If our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate and are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange additional debt financing. In addition, we may seek to sell additional equity or arrange debt financing to give us financial flexibility to pursue attractive acquisition or investment opportunities that may arise in the future, although we currently do not have any specific acquisitions or investments planned.

           Operating activities. Net cash used in operating activities in 2007 was $6.1 million. Net cash used in operating activities was primarily attributable to our net loss of $9.9 million and was partially offset by non-cash expenses that primarily consisted of a $4.9 million impairment charge against ARS, $1.5 million in depreciation and amortization and $1.4 million in stock-based compensation expenses. In addition, an increase of $1.9 million in trade receivables, an increase of $1.8 million in other receivables and prepaid expenses, which is primarily attributable to the increase of a receivable from the Office of Chief Scientist, an increase of $1.6 million in inventories balances, a decrease of $1.0 million in trade payables and changes in other balance sheet items, net of $0.4 million, partially offset by the increase of $1.0 million in employees and payroll accruals and an increase of $1.7 million in deferred revenues, caused a further increase of the net cash used in operating activities.

          Net cash provided by the operating activities in 2006 was $1.3 million. This net cash was generated primarily from our net income of $0.6 million adjusted for non-cash expenses of $2.3 million and by an increase in trade and other accounts payable of $2.8 million, an increase of $1.1 million in deferred revenues, partially offset by an increase of $2.3 million in trade receivables, an increase of $2.1 million in inventories, and by an increase of $1.1 million in other receivables and prepaid expenses and other assets due to prepaid payments for the lease on our new offices in Hod-Hasharon, Israel. Net cash provided by operating activities in 2005 was $0.2 million and was generated primarily by an increase of $1.3 million in deferred revenues and an increase in trade and other accounts payable of $1.1 million, partially offset by our net loss of $2.4 million adjusted for non-cash expenses of $0.9 million.

           Investing activities. Net cash provided by investing activities in 2007 was $25.6 million, primarily due to redemption and sale of available-for-sale marketable securities in the amount of $115.7 million, partially offset by investment in available-for-sale marketable securities in the amount of $87.1 million, and $3.0 million of capital investment primarily in research and development equipment. Net cash used in investing activities in 2006 was $73.9 million and consisted primarily of $104.1 million investments in available-for-sale marketable securities, partially offset by $32.5 million of redemption and sales of available-for-sale marketable securities, $2.1 million of capital investments primarily in research and development equipment and $0.3 million of investment in severance pay funds. Net cash used in investing activities in 2005 was $0.4 million and consisted primarily of $0.7 million of capital investments primarily in research and development equipment, $4.3 million investments in available-for-sale marketable securities, partially offset by $4.6 million of redemption and sales of available-for-sale marketable securities.

          We expect that our capital expenditures will total approximately $2.0 million in 2008. We anticipate that these capital expenditures will be primarily related to further investments in research and development equipment of our next generation products and in leasehold improvements.

           Financing activities. Net cash provided by financing activities in 2007 was $1.5 million and was generated primarily by the issuance of share capital through stock options and warrant exercise. Net cash provided by financing activities in 2006 was $76.1 million and was primarily attributable to the net funds raised in our initial public offering of $70.5 million, issuance of share capital prior to our initial public offering of $5.4 million and other issuances of share capital due to options and warrants exercise including related stock based compensation tax benefits of $0.2 million. Net cash used in financing activities in 2005 was $0.1 million resulting primarily from the repayment of $0.2 million of indebtedness partially offset by funds received from option exercises.

C.	Research and Development, Patents and Licenses

           Our research and development activities take place in Israel and New Zealand. As of December 31, 2007, 89 of our employees were engaged primarily in research and development. We devote a significant amount of our resources towards research and development to introduce and continuously enhance products to support our growth strategy.

           Our research and development efforts have benefited from royalty-bearing grants from the Office of the Chief Scientist. The State of Israel does not own any proprietary rights in technology developed with the Office of the Chief Scientist funding and there is no restriction related to the Office of the Chief Scientist on the export of products manufactured using technology developed with Office of the Chief Scientist funding. For a description of restrictions on the transfer of the technology and with respect to manufacturing rights, please see “ITEM 3: Key Information—Risk Factors—The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to comply with such restrictions or these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.”

           Total research and development expenses, before royalty bearing grants, were approximately $6.7 million, $9.3 million and $11.8 million in the years ended December 31, 2005, 2006 and 2007, respectively. Royalty bearing grants amounted to $0.7 million, $1.8 million and $2.4 million in 2005, 2006 and 2007, respectively.

D.	Trend Information

          See “ITEM 5: Operating and Financial Review and Prospects” above.

E.	Off Balance Sheet Arrangements

           We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Contractual and Other Commitments

           The following table of our material contractual and other obligations known to us as of December 31, 2007, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated. We currently estimate that we may be required to pay an aggregate of $0.5 to $0.8 million in earnout payments to be accrued in 2008.

	Payments due by period

Contractual Obligations	Total	Less than 1 year	1– 3 years	3-5 years	Over 5 years

	(in thousands of U.S. dollars)

Operating leases — offices(1)	$2,737	$645	$1,424	$668	$–
Operating leases — vehicles	1,471	857	614	–	–
Purchase obligations	1,900	1,900	–	–	–
Accrued severance pay(2)	3,175	–	–	–	3,175

Total	$9,283	$3,402	$2,038	$668	$3,175

(1)	Consists primarily of an operating lease for our facilities in Hod-Hasharon, Israel, as well as operating leases for facilities leased by our subsidiaries.
(2)

Accrued severance pay relates to obligations to our Israeli employees as required under Israeli labor laws. These obligations are payable, among others, upon termination, retirement or death of the respective employee.

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

           Our directors and executive officers, their ages and positions as of June 15, 2008, are as follows:

Name	Age	Position

Directors
Yigal Jacoby	47	Chairman of the Board
Rami Hadar	44	Director, Chief Executive Officer and President
Yossi Sela(1)	56	Director
Dr. Eyal Kishon(1)(2)	48	Director
Shai Saul(1)	45	Director
Nurit Benjamini(1)(2)	41	Director
Steven D. Levy(2)	52	Director

Executive Officers
Amir Weinstein(3)	47	Executive Vice President — Products and Technology
Anat Shenig	39	Vice President — Human Resources
Andrei Elefant	34	Vice President — Product Management and Marketing
Doron Arazi	44	Chief Financial Officer
Elazar (Azi) Ronen	46	Executive Vice President — Corporate Development
Eli Cohen	40	Vice President — International Sales
Jay Klein	43	Vice President — Chief Technology Officer
Pini Gvili	42	Vice President — Operations
Ramy Moriah	52	Vice President — Customer Care and Information Technology
Vin Costello	51	Vice President and General Manager — The Americas

(1)	Member of our compensation and nomination committee.
(2)	Member of our audit committee.
(3)	Mr. Weinstein has resigned his position to be effective as of September 1, 2008.

     Directors

           Yigal Jacoby co-founded our company in 1996 and serves as Chairman of our board of directors. Prior to co-founding Allot, Mr. Jacoby served as General Manager of Bay Network’s Network Management Division in Santa Clara from 1996 to 1997. In 1992, he founded Armon Networking, a manufacturer of RMON-based network management solutions, which was sold to Bay Networks in 1996. He also held various engineering and marketing management positions at Tekelec, a manufacturer of Telecommunication monitoring and diagnostic equipment, including Director, OSI & LAN Products from 1989 to 1992 and Engineering Manager from 1987 to 1989. Mr. Jacoby has founded several startups in the communications field and served on their boards. Mr. Jacoby has a B.A., cum laude, in Computer Science from Technion — Israel Institute of Technology and an M.Sc. in Computer Science from University of Southern California.

          Rami Hadar has served as our Chief Executive Officer and President since 2006 and is a member of our board of directors. Prior to joining us, Mr. Hadar founded CTP Systems, a developer of cordless telephony systems in 1989 and served as Chief Executive Officer until its acquisition by DSP Communications in 1995. Mr. Hadar continued with DSP Communication’s executive management team for two years, and thereafter, in 1999, the company was acquired by Intel. In 1997, Mr. Hadar co-founded Ensemble Communications, a pioneer in the broadband wireless space and the WiMax standard, where he served as Executive Vice President of Sales and Marketing until 2002. Mr. Hadar also served as Chief Executive Officer of Native Networks from 2002 to 2005, which was successfully sold and integrated to Alcatel. Mr. Hadar holds a B.Sc. in Electrical Engineering from Technion — Israel Institute of Technology.

          Yossi Sela has served as a director since 1998. Mr. Sela is the Managing Partner of Gemini Israel Funds, a leading Venture Capital fund, which invests primarily in seed and early stage Israeli technology companies. In this capacity, Mr. Sela sits on the board of a number of Gemini portfolio companies, including Adimos Inc., Saifun Semiconductors Ltd., and IXI Mobile, Ltd. Mr. Sela’s past board positions include CommTouch Software Ltd., Precise Software Solutions Ltd. and Envara Inc. In 1995, he served as the Chief Executive Officer of Ornet Data Communication Technologies Ltd., which was a Gemini portfolio company. Mr. Sela led that company until its acquisition by Siemens AG in September 1995. From 1990 to 1992, Mr. Sela served as Vice President of Marketing at DSP Group, an American-Israeli company specializing in proprietary Digital Signal Processing for consumer and telecommunication applications. He later served as VP Marketing at DSP Communications, Inc., a spin-off of DSP Group. From 1985 to 1989, Mr. Sela worked at Daisy Systems Inc. where he was Director for CAD Development and PCB Marketing Manager for Europe. From 1974 to 1984, he served in the Israel Defense Forces and was responsible for the definition and development of systems for communication applications. Mr. Sela holds a B.Sc. in Electrical Engineering from the Technion — Israel Institute of Technology and an M.B.A. from Tel Aviv University.

          Dr. Eyal Kishon has served as a director since 1998. In 1996, Dr. Kishon co-founded Genesis Partners, an Israeli technology-driven venture capital fund, and currently serves as Founder and Managing Partner. From 1993 to 1996, Dr. Kishon served as the Associate Director of the Polaris Fund, now Pitango. Prior to that, Dr. Kishon served as Chief Technology Officer at Yozma Venture Capital from 1992 to 1993. From 1991 to 1992, he worked at the IBM Research Center, and from 1989 to 1991 he worked at the AT&T Bell Laboratories’ Robotics Research Department. Dr. Kishon also serves as a director of AudioCodes Ltd. (NASDAQ: AUDC) and Celtro Inc. He holds a Ph.D. in Computer Science and Robotics from the Courant Institute of Mathematical Sciences at New York University and a B.A. in Computer Science from the Technion — Israel Institute of Technology. Dr. Kishon has written a number of scientific publications and holds a patent for signature verification for interactive security systems.

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

           Nurit Benjamini has served as an outside director since 2007. Ms. Benjamini has served as the Chief Financial Officer of CopperGate Communications, a system-on-chip company that develops markets and sells chipsets for the home networking and MDU/MTU Broadband Access markets, since 2007. Previously, Ms. Benjamini served as the Chief Financial Officer of Compugen Ltd. (NASDAQ: CGEN) from 2000 to 2007. Prior to her position with Compugen Ltd., from 1998 to 2000, Ms. Benjamini served as the Chief Financial Officer of Phone-Or Ltd. Between 1993 and 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN). Ms. Benjamini holds a B.A. in Economics and Business and an M.B.A. in Finance, both from Bar Ilan University, Israel.

           Steven D. Levy has served as an outside director since 2007. Mr. Levy served as a Managing Director and Global Head of Communications Technology Research at Lehman Brothers from 1998 to 2005. Before joining Lehman Brothers, Mr. Levy was a Director of Telecommunications Research at Salomon Brothers from 1997 to 1998, Managing Director and Head of the Communications Research Team at Oppenheimer & Co. from 1994 to 1997 and a senior communications analyst at Hambrecht & Quist from 1986 to 1994. Mr. Levy has served as a director of PCTEL, a broadband wireless technology company since January 2006 and of Zhone Technologies, Inc., a U.S. provider of telecommunications equipment, since April 2006. Mr. Levy holds a B.Sc. in Materials Engineering and an M.B.A., both from the Rensselaer Polytechnic Institute.

     Executive Officers

           Amir Weinstein joined our company in 2005 and has served as our Executive Vice President — Products and Technology since then. Prior to that, in 1999, Mr. Weinstein co-founded Business Layers, now Netegrity, a provisioning company, providing workflow and IT provisioning solutions to enterprises, and held the position of General Manager until 2004. Mr. Weinstein has held several other senior management positions, including Vice President of Engineering at Nortel Networks, a phone and data communication company from 1996 to 1999. Amir holds a B.Sc. in Computer Science and Mathematics from Bar Ilan University and M.Sc. in Computer Science from UCLA.

           Anat Shenig joined our company in 2000 and has served as Vice President — Human Resources since 2007. Ms. Shenig is responsible for human resources recruiting, welfare policy and employees’ training. Prior to joining us, Ms. Shenig served as Human Resource Manager for Davidoff insurance company and as an organizational consultant for Aman Consulting. Ms. Shenig holds bachelor degrees in Psychology and Economics from Tel Aviv University and an M.B.A. in organizational behavior from Tel Aviv University.

           Andrei Elefant joined our company in 2000 and has served as VP Product Management since 2007. Mr. Elefant assumed responsibility to our marketing activities in 2008. Mr. Elefant is responsible for product management, product marketing and strategic project management. Prior to joining us, Mr. Elefant served as officer in the Israeli air force. Mr. Elefant holds a B.Sc. in Mechanical Engineering from the Technion — Israel Institute of Technology and an M.B.A. from Tel-Aviv University.

          Doron Arazi has served as our Chief Financial Officer since 2007. Prior to joining us, Mr. Arazi held various financial positions at Verint Systems Ltd., one of the largest subsidiaries of Verint System Inc., an analytic software-based solutions provider. For the last three years, Mr. Arazi has served as Vice President Finance of Verint Systems Ltd. Mr. Arazi is a certified public accountant and he holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University.

          Eli Cohen has served as our Vice President International Sales since 2008. Prior to joining us, from 2006 through 2008, Mr. Cohen was general manager of the Access Line business and before that the Vice President of Sales and Sales Operations for the Broadband Access Division at ECI Telecom, a supplier of networking infrastructure for carriers and service provider networks. Previously, Mr. Cohen held various senior positions in sales and marketing from 2002 to 2006 at ECI. Before that, between 1999 and 2002, Mr. Cohen was CEO and Director of Sales & Marketing of GigaSpaces Technologies, an e-commerce start-up company in the field of infrastructure for business and residential applications. Mr. Cohen has a B.Sc. in Electronic Engineering from Coventry University and an M.B.A. from Manchester University.

          Elazar (Azi) Ronen has served as our Executive Vice President — Corporate Development since 2005 and served as Executive Vice President — Technology and Marketing from 1999 to 2005. Prior to joining us, from 1998 through 1999, Mr. Ronen was the Vice President of Marketing at VocalTec Communications, a vendor of VoIP networking equipment. Previously, Mr. Ronen was the Vice President of Research and Development at RADLINX, a member of the RAD group, a vendor of remote access servers and fax over IP networking equipment from 1990 to 1998. Mr. Ronen has a B.Sc., cum laude, in Computer Sciences from the Technion — Israel Institute of Technology.

           Jay Klein joined our company in 2006 and has served as VP and CTO since 2007. Mr. Klein is responsible for driving our technology strategy, expanding our core algorithmic competence and driving intellectual property development, industry standards involvement and academic cooperation. Prior to joining us, between 2004 and 2006, Mr. Klein served as VP at DSPG (VoIP and multimedia silicon solutions) where he was responsible for strategic technology acquisitions. Between 1997 and 2003, Mr. Klein was Co-Founder and CTO of Ensemble Communications, a wireless access systems manufacturer and was one of the founders and creators of WiMAX and IEEE 802.16. Prior to that, between 1993 and 1997, he served as CTO and VP of R&D at CPT Systems, a cellular systems manufacturer, which was acquired by DSP Communications and later by Intel. Mr. Klein holds a B.Sc. in Electrical and Electronic Engineering from Tel-Aviv University.

          Pini Gvili has served as our Vice President — Operations since 2006. Prior to joining us, from 2004 to 2006, he served as Vice President Operations for Celerica, a start-up company specializing in solutions for cellular network optimization. From 2001 to 2004, Mr. Gvili was the Vice President — Operations and IT at Terayon Communication Systems, and from 1998 to 2000, held the position of Manager of Integration and Final Testing at Telegate. Mr. Gvili was also a hardware/software engineer at Comverse/Efrat, a world leader of voice mail and digital recording systems, from 1994 to 1997. Mr. Gvili has a B.Sc. in Computer Science from Champlain University and was awarded a practical electronics degree from ORT Technical College.

           Ramy Moriah has served as our Vice President — Customer Care & IT since 2005. Prior to joining us, Mr. Moriah was a founding member of Daisy System’s Design Center in Israel, in 1984. From 1991 to 1994, Mr. Moriah held the position of Manager of Software Development at Orbot Instruments, a world leader of Automatic Optical Inspection manufacturer for the VLSI Chip Industry. Mr. Moriah was also the acting General Manager at ACA, 3D CAD/solid modeling software for architecture from 1995 to 1997, and served there as Vice President — Research and Development from 1995 to 1997. Mr. Moriah holds a B.Sc., cum laude, in Computer Engineering from the Technion — Israel Institute of Technology and an M.Sc. in Management and Information Systems from the Tel Aviv University School of Business Administration.

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

          The aggregate compensation paid to or accrued on behalf of our directors and executive officers as a group during 2007 consisted of approximately $2.3 million in salary, fees, bonus, commissions and directors’ fees and approximately $377,000 in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers, expenses, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

          We pay each of our outside directors an annual fee of $10,000, paid in four equal installments of $2,500, at the beginning of each calendar quarter with respect to the preceding quarter (with a pro-rata payment for the first and last calendar quarters of service, to the extent the outside director did not serve as such during the entire calendar quarter). Each outside director also was granted upon his or her election options to purchase 15,000 of our ordinary shares, which vest on a quarterly basis over a period of three years.

          During 2007, our officers and directors received, in the aggregate, options to purchase 440,000 ordinary shares under our equity based compensation plans. These options have a weighted average exercise price of approximately $8.76 and the options will expire ten years after the date the options were granted.

C.	Board Practices

Corporate Governance Practices

          As a foreign private issuer, we are permitted under Nasdaq Marketplace Rule 4350 to follow Israeli corporate governance practices instead of the Nasdaq Global Market requirements, provided we disclose which requirements we are not following and the equivalent Israeli requirement. We must also provide Nasdaq with a letter from outside counsel in our home country, Israel, certifying that our corporate governance practices are not prohibited by Israeli law.

          We rely on this “foreign private issuer exemption” with respect to the following items:

•

We follow the requirements of Israeli law with respect to the quorum requirement for meetings of our shareholders, which are different from the requirements of Rule 4350(f). Under our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital provided by under the Nasdaq Global Market requirements. This quorum requirement is based on the default requirement set forth in the Israeli Companies Law, 1999, or the Companies Law. We submitted a letter from our outside counsel in connection with this item prior to our initial public offering in November 2006.

•

We do not seek shareholder approval for equity compensation plans in accordance with the requirements of the Companies Law, which does not fully reflect the requirements of Rule 4350(i)(1)(A). Under Israeli law, we may amend our 2006 Incentive Compensation Plan by the approval of our board of directors, and without shareholder approval as is generally required under rule 4350(i)(1)(A). Under Israeli law, the adoption and amendment of equity compensation plans, including changes to the reserved shares, do not require shareholder approval. We submitted a letter from our outside counsel in connection with this item in June 2008.

          We otherwise comply with the Nasdaq Global Market rules requiring that listed companies have a majority of independent directors and maintain a compensation and nominating committee composed entirely of independent directors. We are also subject to Israeli corporate governance requirements applicable to companies incorporated in Israel whose securities are listed for trading on a stock exchange outside of Israel.

          We may in the future provide Nasdaq with an additional letter or letters notifying Nasdaq that we are following our home country practices, consistent with the Israeli Companies Law and practices, in lieu of other requirements of Marketplace Rule 4350.

Board of Directors

     Terms of Directors

           Our current board of directors consists of seven directors, each of whom was appointed by a certain group of shareholders pursuant to rights of appointment granted in our previous articles of association, except for Mr. Hadar, who serves on our board of directors by virtue of his position as Chief Executive Officer and the outside directors, Ms. Benjamini and Mr. Levy, who were elected by our shareholders in 2007. Our articles of association provide that we may have not less than five directors and up to nine directors. The members of our board of directors do not receive any additional remuneration upon termination of their services as directors.

          Under our articles of association our directors (other than the outside directors, whose appointment is required under the Companies Law; see “—Outside Directors”) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the outside directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. Yossi Sela who is a Class I director, will hold office until our annual meeting of shareholders to be held in 2010. Class II directors, consisting of Dr. Eyal Kishon and Shai Saul, will hold office until our annual meeting of shareholders to be held in 2008. Class III directors, consisting of Yigal Jacoby and Rami Hadar, will hold office until our annual meeting of shareholders to be held in 2009. The directors shall be elected by a vote of the holders of a majority of the voting power present and voting at that meeting. Each director, will hold office until the annual general meeting of our shareholders for the year in which his term expires and until his successor is elected and qualified, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he is removed from office as described below.

           Under our articles of association the approval of a special majority of the holders of at least 75.0% of the voting rights present and voting at a general meeting is generally required to remove any of our directors from office. The holders of a majority of the voting power present and voting at a meeting may elect directors in their stead or fill any vacancy, however created, in our board of directors. In addition, vacancies on our board of directors, other than vacancies created by an outside director, may be filled by a vote of a simple majority of the directors then in office. A director so chosen or appointed will hold office until the next annual general meeting of our shareholders, unless earlier removed by the vote of a majority of the directors then in office prior to such annual meeting. See “—Outside Directors” for a description of the procedure for election of outside directors.

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

           The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•

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

           The term office holder is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title. Each person listed under “—Directors and Senior Management” is an office holder.

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

•

the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, excluding abstentions, vote in favor of the election of the outside director; or

•	the total number of shares of non-controlling shareholders voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company.

           For a company such as ours, the initial term of an outside director is three years and may be extended for additional three-year terms by the shareholders, if certain conditions are met. An outside director can be removed from office only by the same majority of shareholders that is required to elect an outside director, or by a court (if the outside director ceases to meet the statutory qualifications with respect to his or her appointment, or if he or she violates his or her duty of loyalty to the company). Each committee of a company’s board of directors which is authorized to exercise the board of directors’ authorities is required to include at least one outside director, except for the audit committee, which is required to include all outside director.

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

Audit Committee

     Companies Law Requirements

           Under the Companies Law, the board of directors of any public company must also appoint an audit committee comprised of at least three directors including all of the outside directors, but excluding the:

•	chairman of the board of directors;

•	controlling shareholder or a relative of a controlling shareholder; and

•	any director employed by the company or who provides services to the company on a regular basis.

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

     Audit Committee Role

           Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the Securities and Exchange Commission and The Nasdaq Global Market rules, which include:

•	retaining and terminating the company’s independent auditors, subject to shareholder ratification;

•	pre-approval of audit and non-audit services provided by the independent auditors; and

•	approval of transactions with office holders and controlling shareholders, as described above, and other related-party transactions.

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

           Our audit committee consists of our directors, Ms. Nurit Benjamini, Mr. Steven Levy and Dr. Eyal Kishon. The financial expert on the audit committee pursuant to the definition of the Securities and Exchange Commission is Ms. Benjamini.

Compensation and Nominating Committee

           We have established a compensation and nominating committee consisting of our directors, Mr. Yossi Sela, Dr. Eyal Kishon, Ms. Nurit Benjamini and Mr. Shai Saul. This committee also oversees matters related to our corporate governance practices. Our board of directors has adopted a compensation and nominating committee charter setting forth the responsibilities of the committee consistent with the Nasdaq Global Market rules, which include:

•	determining the compensation of our Chief Executive Officer and other executive officers;

•	granting options to our employees and the employees of our subsidiaries;

•	recommending candidates for nomination as members of our board of directors; and

•	developing and recommending to the board corporate governance guidelines and a code of business ethics and conduct in accordance with applicable laws.

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

•

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

•

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

           An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder; and

•	a financial liability imposed on the office holder in favor of a third party.

           An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or forfeit levied against the office holder.

           Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our audit committee and our board of directors and, in respect of our directors, by our shareholders.

           Our articles of association allow us to indemnify and insure our office holders to the fullest extent permitted by the Companies Law. Our office holders are currently covered by a directors and officers’ liability insurance policy. In May 2007, we and certain of our officers and directors were named as defendants in a number of purported securities class action lawsuits filed in the United States District Court for the Southern District of New York and that were consolidated to “In re Allot Communications Ltd. Securities Litigation.” under Master File No. 07-cv-03455 (RJH). See “ITEM 8: Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” As of the date of this annual report, no other claims for directors and officers’ liability insurance have been filed under our policies and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

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

           As of December 31, 2007, we had 242 employees of whom 174 were based in Israel, 29 in the United States and the remainder in Asia and Europe. The breakdown of our employees by department is as follows:

	December 31,

Department	2005	2006	2007

Manufacturing and operations	14	19	19
Research and development	75	95	89
Sales, marketing, service and support	80	95	102
Management and administration	15	27	32

Total	184	236	242

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

Beneficial Ownership of Executive Officers and Directors

          The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 15, 2008, of each of our directors and executive officers.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class

Directors
Shai Saul(2)	2,337,843	10.6%
Dr. Eyal Kishon(3)	2,034,760	9.2%
Yigal Jacoby(4)	1,817,674	7.9%
Yossi Sela(5)	1,708,929	7.7%
Rami Hadar	272,963	1.2%
Nurit Benjamini	*	*
Steven D. Levy	*	*

Executive Officers
Amir Weinstein	215,811	1.0%
Anat Shenig	*	*
Andrei Elefant	*	*
Doron Arazi	*	*
Elazar (Azi) Ronen	*	*
Eli Cohen	*	*
Jay Klein	*	*
Pini Gvili	*	*
Ramy Moriah	*	*
Vin Costello	*	*

All directors and executive officers as a group	8,552,483	38.4%

*	Less than one percent of the outstanding ordinary shares.

(1)

As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from June 15, 2008 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 22,061,347 ordinary shares outstanding as of June 15, 2008.

(2)

Consists of 2,331,593 shares held by the Tamir Fishman Ventures and an option to purchase 6,250 shares held by Shai Saul. Mr. Saul is a managing partner of Tamir Fishman and, by virtue of his position, may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by the Tamir Fishman Ventures. Mr. Saul disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(3)

Consists of 2,028,510 shares held by the Genesis Group and an option to purchase 6,250 shares held by Dr. Eyal Kishon. Dr. Kishon is a managing partner of Genesis Partners and, by virtue of his position, may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by the Genesis Group. Dr. Kishon disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(4)

Consists of 835,410 shares held by Odem Rotem Holdings Ltd., a company wholly-owned and controlled by Yigal Jacoby, 1,500 shares held by Anat Jacoby, who is Yigal Jacoby’s spouse, and an option to purchase 481,794 shares held by Odem Rotem Holdings. Also consists of options held directly by Mr. Jacoby to purchase 222,491 shares and a right held by Mr. Jacoby to purchase 246,479 shares currently held by a trustee. See “ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Escrow Agreement with Yigal Jacoby.”

(5)

Consists of 1,702,679 shares held by the Gemini Group and an option to purchase 6,250 shares held by Yossi Sela. Mr. Sela is a managing partner of Gemini Israel Funds and, by virtue of his position, may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by the Gemini Group. Mr. Sela disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

          Our directors and executive officers hold, in the aggregate, options exercisable into 2,495,541 ordinary shares. The 2,495,541 options have a weighted average exercise price of approximately $3.43 per share and have expiration dates until 2018.

Share Option Plans

           We have adopted four share option plans and, as of June 1, 2008, we had 3,961,817 ordinary shares reserved for issuance under these plans, with respect to which (i) options to purchase 3,724,603 ordinary shares at a weighted average exercise price of $4.08 per share were outstanding, and (ii) options to purchase 1,748,128 ordinary shares were already exercised by certain of the grantees and such shares were issued by us. As of June 1, 2008, options to purchase 1,785,021 ordinary shares were vested and exercisable.

           We will only grant options or other equity incentive awards under the 2006 Incentive Compensation Plan, although previously-granted options will continue to be governed by our other plans.

     2006 Incentive Compensation Plan

           The 2006 plan is intended to further our success by increasing the ownership interest of certain of our and our subsidiaries’ employees, directors and consultants and to enhance our and our subsidiaries’ ability to attract and retain employees, directors and consultants.

           The number of ordinary shares that we may issue under the 2006 plan will increase on the first day of each fiscal year during the term of the 2006 plan, in each case in an amount equal to the lesser of (i) 1,000,000 shares, (ii) 3.5% of our outstanding ordinary shares on the last day of the immediately preceding year, or (iii) an amount determined by our board of directors. The number of shares subject to the 2006 plan is also subject to adjustment if particular capital changes affect our share capital. Ordinary shares subject to outstanding awards under the 2006 plan or our 2003 plan or 1997 plans that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2006 plan. As of June 1, 2008, options or other awards to purchase 1,656,399 ordinary shares had been granted under the 2006 plan and 237,214 remained available for future options or other awards.

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

     Allot Communications Ltd. Key Employee Share Incentive Plan (2003)

           Our 2003 share option plan provides for the grant of options to our and our affiliates’ employees, directors, officers, consultants, advisers and service providers. As of June 1, 2008, there were outstanding options to purchase 2,169,664 ordinary shares under the plan, of which options to purchase 1,572,337 ordinary shares were vested and exercisable and options to purchase 991,794 ordinary shares were already exercised for ordinary shares. We no longer grant options under this plan, and ordinary shares underlying any option granted under this plan that terminates without exercise become available for future issuance under our 2006 plan.

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

           As of June 1, 2008, there were outstanding options to purchase 9,737 ordinary shares under the two plans, all of which were vested and options to purchase 9,737 ordinary shares that were already exercised for ordinary shares. We no longer grant options under these plans, and ordinary shares underlying any option granted under these plans that terminate without exercise become available for future issuance under our 2006 plan.

           The plans are administered by our compensation and nominating committee.

ITEM 7: Major Shareholders and Related Party Transactions

A.	Major Shareholders

           The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of June 15, 2008, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Brookside Capital Fund(2)	3,426,638	15.5%
Tamir Fishman Ventures(3)	2,337,843	10.6%
Genesis Partners(4)	2,034,760	9.2%
Yigal Jacoby(5)	1,817,674	7.9%
Gemini Group(6)	1,708,929	7.8%
Partech International Group(7)	1,280,562	5.8%

(1)

As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from June 15, 2008 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 22,061,347 ordinary shares outstanding as of June 15, 2008.

(2)

Based on a Schedule 13G/A filed on January 9, 2008. Consists of 3,426,638 shares held by Brookside Capital Partners Fund, L.P., a Delaware limited partnership. Brookside Capital Investors, L.P., a Delaware limited partnership is the sole general partner of the Brookside Capital Partners Fund, L.P. Brookside Capital Management, LLC, a Delaware limited liability company, is the sole general partner of Brookside Capital Investors, L.P. Domenic J. Ferrante is the sole managing member of Brookside Capital Management, LLC. The address of the Brookside entities and the foregoing individual is 111 Huntington Avenue, Boston, Massachusetts 02199.

(3)

Based on a Schedule 13G/A filed on February 14, 2008. Consists of 1,165,014 shares held by Tamir Fishman Ventures II L.P., 804,842 shares held by Tamir Fishman Venture Capital II Ltd., 155,904 shares held by Tamir Fishman Ventures II (Israel) L.P., 138,310 shares held by Tamir Fishman Ventures II (Cayman Islands) L.P., 54,543 shares held by Tamir Fishman Ventures II CEO Funds (U.S.) L.P., 12,980 shares held by Tamir Fishman Ventures II CEO Funds L.P. and an option to purchase 6,250 shares held by Shai Saul. Tamir Fishman Ventures II, LLC is the sole general partner of each of the foregoing limited partnerships and has management rights over the shares held by Tamir Fishman Venture Capital II Ltd. by virtue of a management agreement with Tamir Fishman Ventures II, LLC. The managing members of Tamir Fishman Ventures II, LLC are Shai Saul, Michael Elias and Tamir Fishman & Co. Ltd. Eldad Tamir and Danny Fishman are Co-Presidents and Co-Chief Executive Officers of Tamir Fishman & Co. Ltd. and, by virtue of their positions, may be deemed to be beneficial owners of the securities held thereby. Each of the foregoing entities and individuals disclaims beneficial ownership of these securities except to the extent of its or his pecuniary interest therein. The address of the Tamir Fishman entities and the foregoing individuals is 21 Haarbaa, Tel Aviv 64739 Israel.

(4)

Based on a Schedule 13G filed on February 14, 2007. Consists of 1,312,770 shares held by Genesis Partners I L.P., 715,740 shares held by Genesis Partners (Cayman) L.P. and an option to purchase 6,250 shares held by Dr. Eyal Kishon. Eddy Shalev and Dr. Kishon are the directors of E. Shalev Management Ltd., a general partner of these funds. These individuals each have voting, investment and dispositive power with respect to the shares held by the Genesis entities and may be deemed to be beneficial owners of the securities held thereby. Each individual disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address of the Genesis entities and the foregoing individuals is 11 HaMenofim Street, Herzliya Pituach 46725, Israel.

(5)

Based on a Schedule 13G/A filed on February 20, 2008. Consists of 30,000 ordinary shares personally held by Yigal Jacoby, 1,500 ordinary shares held jointly by Yigal Jacoby and his wife, Anat Jacoby. Also consists of options held directly by Mr. Jacoby to purchase 222,491 shares and a right held by Mr. Jacoby to purchase 246,479 shares currently held by a trustee. Also consists of 835,410 shares held by Odem Rotem Holdings Ltd., a company wholly-owned and controlled by Mr. Jacoby, and an option to purchase 481,794 shares held by Odem Rotem Holdings. The address of Mr. Jacoby is 22 Hanagar Street, Neve Ne'eman Industrial Zone B, Hod-Hasharon 45240, Israel. The address of Odem Rotem Holdings Ltd. and Anat Jacoby is 9 Nordau Street, Rannana, Israel.

(6)

Based on a Schedule 13G/A filed on February 14, 2008. Consists of 880,295 shares held by Gemini Israel II L.P., 690,669 shares held by Gemini Israel II Parallel Fund L.P., 112,216 shares held by Advent PGGM Gemini L.P., 19,499 shares held by Gemini Partner Investors L.P. and an option to purchase 6,250 shares held by Yossi Sela. Mr. Sela is a managing partner and a shareholder of Gemini Israel Funds Ltd., the sole general partner or the sole general partner of the general partner of Gemini Israel II L.P., Gemini Israel II Parallel Fund L.P., Advent PGGM Gemini L.P., Gemini Partner Investors L.P., Gemini Israel III L.P. and Gemini Israel III Parallel Fund L.P. The board of directors of Gemini Israel Funds Ltd. has sole investment control with respect to these entities and is comprised of Steve Kahn, Amram Rasiel, Dr. A.I. (Ed) Mlavsky, Yossi Sela and David Cohen. These individuals share voting power over the shares and held by the Gemini entities and may be deemed to be the beneficial owners of the securities held thereby. Each individual disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address of the Gemini entities and the foregoing individuals is 9 HaMenofim Street, Herzliya Pituach 46725, Israel.

(7)

Based on a Schedule 13G/A filed on February 14, 2008. Consists of 469,537 shares held by Partech International Growth Capital I LLC, 533,565 shares held by Partech International Growth Capital III LLC, 224,098 shares held by AXA Growth Capital II L.P., 32,016 shares held by Double Black Diamond II LLC and 21,346 shares held by Multinvest LLC. 46th Parallel, LLC is the managing member of each of Partech International Growth Capital I, LLC and Partech International Growth Capital III, LLC. 48th Parallel, LLC is the general partner of AXA Growth Capital II L.P. ParVenture Japan Managers, LLC is the managing member of Multinvest, LLC. Thomas G. McKinley and Vincent Worms are the managing members of Double Black Diamond II, LLC. PAR SF, LLC is the managing member of each of 46th Parallel, LLC and 48th Parallel, LLC. Vincent Worms and Vendome Capital, LLC are the managing members of each of PAR SF, LLC and ParVenture Japan Managers, LLC. Thomas G. McKinley is the managing member of Vendome Capital, LLC. Thomas G. McKinley and Vincent Worms share voting power over the shares held by the Partech International Group and may be deemed to be the beneficial owners of the securities held thereby. Each individual disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address of the Partech International entities and the foregoing individuals is 50 California Street, Suite 3200, San Francisco, California.

Significant Changes in the Ownership of Major Shareholders

          As of June 15, 2008, Brookside Capital Partners Fund, L.P. was the beneficial owner of 3,426,638, or 15.5%, of our ordinary shares. As of December 31, 2007, Brookside Capital Partners was the beneficial owner of 2,204,921. 10.5%. As of December 31, 2006, Brookside Capital Partners was not a major shareholder.

Record Holders

          Based on a review of the information provided to us by our transfer agent, as of June 15, 2008, there were 46* record holders of ordinary shares, of which 13 represented United States* record holders holding approximately 67% of our outstanding ordinary shares.

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

Registration Rights

           We have entered into an amended and restated investors rights agreement with certain of our shareholders, pursuant to which holders of 13,275,813 ordinary shares are entitled to certain registration rights as described below. This amount does not include shares issuable upon the exercise of options and warrants, which are also entitled to registration rights as described under “— Registration Rights—Certain Options and Warrants.” In accordance with such agreement, the following entities which beneficially own more than 5.0% of our ordinary shares, are entitled to registration rights: the Tamir Fishman Ventures; the Gemini Group; the Genesis Group; the Partech International Group; and our Chairman, Yigal Jacoby and Odem Rotem Holdings, a company wholly-owned and controlled by Mr. Jacoby.

           Demand registration rights. We are required to file a registration statement in respect of ordinary shares held by our former preferred shareholders as follows:

•

two registrations at the request of one or more of our shareholders holding ordinary shares representing in the aggregate a majority of ordinary shares resulting from conversion of our Series A preferred shares, Series B preferred shares, collectively, referred to as the B Registrable Securities, and Series C preferred shares and all ordinary shares issued in respect of such shares;

•

one registration at the request of one of more of our shareholders holding ordinary shares representing in the aggregate a majority of ordinary shares resulting from conversion of our Series D preferred shares and all ordinary shares issued in respect of such shares;

•

one registration at the request of one of more of our shareholders holding ordinary shares representing in the aggregate a majority of ordinary shares resulting from conversion of our Series E preferred shares and all ordinary shares issued in respect of such shares; and

•

provided that (1) the aggregate proceeds from any such registration are estimated in good faith to be in excess of $5.0 million and (2) we are not required to effect a registration within 180 days after the effective date of our initial public offering or a registration statement for any subsequent offering.

           Following a request to effect a registration by our shareholders as described above, we are required to offer the other shareholders that are entitled to registration rights an opportunity to include their shares in the registration statement. In the event that the managing underwriter advises the registering shareholders in writing that marketing factors require a limitation on the number of shares that can be included in the registration statement, certain preferences will apply with respect to the inclusion of the registrable securities.

          Registration on Form F-3. Shareholders holding registrable securities may request that we register such registrable securities on Form F-3, provided that each such registration generates proceeds of at least $2.0 million. This right may be exercised up to twice in any twelve-month period. We are required to give notice of any such request to the other holders of registrable securities and offer them an opportunity to include their shares in the registration statement. In the event that the managing underwriter advises in writing that marketing factors require a limitation on the number of shares that can be included in the registration statement, the shares will be included in the registration statement in an agreed order of preference between the shareholders holding registrable securities.

           Piggyback registration rights. Shareholders holding registrable securities also have the right to request that we include their registrable securities in any registration statements filed by us in the future for the purposes of a public offering, subject to specified exceptions. In the event that the managing underwriter advises in writing that marketing factors require a limitation on the number of shares that can be included in the registration statement, the shares will be included in the registration statement in an agreed order of preference between the shareholders holding registrable securities.

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

•

68,713 ordinary shares issuable upon the non-cashless exercise of warrants granted to an Israeli bank and 73,069 ordinary shares that were issued to that Israeli bank pursuant to a cashless exercise of warrants are entitled to the same registration rights as the B Registrable Securities, subject to first cutback as to the B Registrable Securities.

•

163,665 ordinary shares that were issued to an affiliate of another Israeli bank are entitled to notice of and inclusion in any registration statement that we file following our initial public offering. This right terminates with respect to 102,291 of such shares if they can be sold within a 180-day period under Rule 144.

•

246,479 ordinary shares that have been issued, but are held in trust for the benefit of our Chairman, Yigal Jacoby, pending his payment of the purchase price of such shares, will be entitled, upon the payment of the purchase price, to the same registration rights as the Series A preferred shares.

Agreements with Directors and Officers

           Employment of Yigal Jacoby. In October 2006, we entered into an agreement with Yigal Jacoby governing the terms of his employment with us for the provision of management and guidance services with regard to our strategy, long term vision and key objectives. Under the terms of the agreement, Mr. Jacoby is required to devote 75% of his time to his position with us. The agreement contains standard employment provisions, including provisions relating to confidentiality and assignment of inventions. We may terminate Mr. Jacoby’s employment on thirty days’ prior notice, or we may terminate Mr. Jacoby’s employment without notice if we give him thirty days’ pay in lieu of notice. As of February 2008, Mr. Jacoby waives approximately 65% of his salary under the agreement.

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

           Escrow Agreement with Yigal Jacoby.  A right to purchase 246,479 ordinary shares was granted to Mr. Jacoby in connection with our Series A financing. The shares are issued, but are held in trust for the benefit of the Mr. Jacoby pursuant to an escrow agreement entered into on January 28, 1998, amended on October 26, 2006, by and among the Company, Mr. Jacoby and an escrow agent. Pursuant to the terms of this agreement, the escrow agent is holding such shares for which Mr. Jacoby has paid nominal value. While these shares are held in trust, neither Mr. Jacoby nor the trustee has voting or economic rights with respect to such shares. Mr. Jacoby may exercise his right to purchase the shares in trust, in whole or in part, by paying any portion of the full $600,000 purchase price (less $475 previously paid in respect of the nominal value of the shares) for the respective portion of the shares. Mr. Jacoby has the right to pay any portion of the purchase price for the respective portion of shares by “net payment” of his right to purchase. Mr. Jacoby’s right to purchase expires upon November 15, 2008. See Note 8b(3) to our consolidated financial statements for additional information.

           Consulting Agreement with Hess MarkITing Ltd. In June 2005, we entered into a consulting agreement with Hess MarkITing Ltd., as consultant, for consulting services to be determined. This agreement was terminated in May 2008. All of the consulting service under that agreement were to be provided through Sharon Hess, our former Vice President — Marketing and the founder and owner of Hess MarkITing Ltd. The agreement contained a non-compete provision prohibiting the consultant from directly or indirectly having any connection with a business or venture that competes with us. Under the agreement, we paid Hess MarkITing a monthly consulting fee, provided use of one of our company cars and granted stock options to purchase our ordinary shares to Ms. Hess. Such monthly consulting fee was recorded as a sales and marketing expense.

           Technical Training Services Agreement with Experteam. We have received technical writing services from Experteam Ltd., a company owned and controlled by the wife of our Chairman, Yigal Jacoby. We began using Experteam in 2004 and our expenses incurred in connection with the engagement of Experteam were approximately $14,000 in 2005, $78,000 in 2006 and $36,000 in 2007.

           Employment Agreements. We have entered into employment agreements with each of our officers who work for us as employees. These agreements all contain provisions standard for a company in our industry regarding noncompetition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete in Israel is limited.

           Exculpation, Indemnification and Insurance. Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, to the extent that these liabilities are not covered by insurance. See “ITEM 6: Directors, Senior Management and Employees—Board Practices—Exculpation, Insurance and Indemnification of Office Holders.”

C.	Interests of experts and counsel

          Not applicable.

ITEM 8: Financial Information

A.	Consolidated Financial Statements and Other Financial Information.

Consolidated Financial Statements

           For our audited consolidated financial statements for the year ended December 31, 2007, please see pages F-2 to F-36 of this report.

Export Sales

           See “ITEM 5: Operating and Financial Review and Prospects” under the caption “Geographic Breakdown of Revenues” for certain details of export sales for the last three fiscal years.

Legal Proceedings

           On May 1, 2007, a securities class action complaint, Brickman Investment Inc. v. Allot Communications Ltd. et al., was filed in the United States District Court for the Southern District of New York. A number of substantially similar complaints were filed in the same court after the original action was filed. We and certain of our directors and officers are named as defendants. The securities class action complaints allege that the defendants violated Sections 11 and 15 of the Securities Act of 1933 by making false and misleading statements and omissions in our registration statement for our initial public offering in November 2006. The claims are purportedly brought on behalf of persons who purchased our stock pursuant to and/or traceable to the initial public offering on or about November 15, 2006 through April 2, 2007. The plaintiffs seek unspecified compensatory damages against the defendants, as well as attorney’s fees and costs. Motions for consolidation and for appointment of lead plaintiff were filed on July 2, 2007 and were decided on March 27, 2008, with an order granting consolidation and appointing co-lead plaintiffs. The Consolidated Amended Compliant was served on June 9, 2008. We have not responded to the complaints, and expect to respond on or about August 10, 2008. We believe that we have meritorious defenses to the pleaded claims. We intend to vigorously defend against those claims.

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

Year	High	Low

2006	$13.81	$10.10
2007	11.50	4.35

	High	Low

2006

Fourth Quarter	$13.81	$10.10

2007

First Quarter	$11.50	$8.42
Second Quarter	8.31	6.45
Third Quarter	8.06	5.63
Fourth Quarter	6.96	4.35

2008

First Quarter	$4.85	$2.24

Most Recent Six Months

May 2008	$3.46	$3.10
April 2008	3.54	2.50
March 2008	2.90	2.24
February 2008	4.00	2.80
January 2008	4.85	3.97
December 2007	4.85	4.35

Markets

           Our ordinary shares have been quoted on The Nasdaq Global Market under the symbol “ALLT” since November 16, 2006.

ITEM 10: Additional Information

A.	Share Capital

          Not applicable.

B.	Memorandum of Association and Articles of Association

Memorandum and Articles of Association

           We are registered with the Israeli Registrar of Companies in Jerusalem. Our registration number is 51-239477-6.

           A description of our memorandum and articles of association was previously provided in our registration statement on Form F-1 (Registration Statement 333-138313) filed with the Securities and Exchange Commission on October 31, 2006, and is incorporated herein by reference.

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

           Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a certain percentage of each party’s shareholders. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

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

          Classified board of directors. Our articles of association provide for a classified board of directors. See “ITEM 6: Directors, Senior Management and Employees—Board Practices—Term of Directors.”

Transfer Agent and Registrar

          The transfer agent and registrar for our ordinary shares is American Stock Transfer& Trust Company. Its address is 59 Maiden Lane, New York, New York 10038 and its telephone number is (718)921-8200.

C.	Material Contracts

          Summaries of the following material contracts and amendments to these contracts are included in this annual report in the places indicated:

Material Contract	Location

Agreement with R.H. Electronics Ltd.	“ITEM 4.B: Information on the Company–Business Overview–Manufacturing.”

Agreement with Flextronics (Israel) Ltd.	“ITEM 4.B: Information on the Company–Business Overview–Manufacturing.”

Esphion Limited	“ITEM 5: Operating and Financial Review and Prospects–Operating Results–Overview.”

Second Amended and Restated Investor Rights Agreement	“ITEM 7. Major Shareholders and Related Party Transactions–Related Party Transactions–Registration Rights.”

D.	Exchange Controls

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

     General Corporate Tax Structure in Israel

          Israeli companies were generally subject to corporate tax at the rate of 29% of their taxable income in 2007. The corporate tax rate is scheduled to decline to 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably less.

     Tax Benefits and Grants for Research and Development

          Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

•	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•	The research and development must be for the promotion of the company; and

•	The research and development is carried out by or on behalf of the company seeking such tax deduction.

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

          The following corporate tax benefits, among others, are available to Industrial Companies:

•	Amortization of the cost of purchased know-how and patents and of rights to use a patent and know-how which are used for the development or advancement of the company, over an eight-year period;

•	Accelerated depreciation rates on equipment and buildings;

•	Under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

•	Expenses related to a public offering on the Tel Aviv Stock Exchange and, as of January 1, 2003, also on recognized stock markets outside Israel, are deductible in equal amounts over three years.

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

          Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We can give no assurance that we qualify or will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

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

•

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

•

Where a company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to the company’s ordinary income, provided that the inflation supplement will only be added to the corporate income and not to other sources of income such as capital gains.

•	Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the change in the consumer price index.

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

     Tax Benefits Under the Law for Encouragement of Capital Investments, 1959

     Tax benefits prior the 2005 amendment

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

          Taxable income of a company derived from an Approved Enterprise is subject to corporate tax at the maximum rate of 25%, rather than the regular corporate tax rate, for the benefit period. This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income after the commencement of production, and is limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier. This time limitation does not apply to the exemption period described below.

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

     Foreign Investor’s Company (“FIC”)

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

•	Extension of the benefit period to up to ten years.

•

An additional period of reduced corporate tax liability at rates ranging between 10% and 25%, depending on the level of foreign (that is, non-Israeli) ownership of our shares. Those tax rates and the related levels of foreign investment are as set forth in the following table:

Region A

Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period	Percent of Foreign Ownership

25	0 years	10 years	0-25%
25	0 years	10 years	25-48.99%
20	0 years	10 years	49-73.99%
15	0 years	10 years	74-89.99%
10	0 years	10 years	90-100%

Region B

Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period	Percent of Foreign Ownership

25	1 years	6 years	0-25%
25	4 years	6 years	25-48.99%
20	4 years	6 years	49-73.99%
15	4 years	6 years	74-89.99%
10	4 years	6 years	90-100%

Other Regions

Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period	Percent of Foreign Ownership

25	5 years	2 years	0-25%
25	8 years	2 years	25-48.99%
20	8 years	2 years	49-73.99%
15	8 years	2 years	74-89.99%
10	8 years	2 years	90-100%

•	The twelve years limitation period for reduced tax rate of 15% on dividend from the approved enterprise will not apply.

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

          We currently intend to reinvest any income derived from our Approved Enterprise program and not to distribute such income as a dividend. As of December 31, 2007, we did not generate income under the provision of the new law.

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

          However, a company that was granted benefits according to Section 51 of the Investments Law (prior the 2005 Amendment) will not be allowed to choose new tax year as a “Year of Election,” referred to below, under the 2005 Amendment, for a period of three years from the company’s previous Commencement Year (referred to below) under the old Investments Law.

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

•

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

•

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

          Generally, until the 2006 tax year, capital gains tax was imposed on Israeli resident individuals at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in, among others, Israeli companies publicly traded on NASDAQ or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel. This tax rate was contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain was generally be taxed at a rate of 25%), and did not apply to: (i) the sale of shares to a relative (as defined in the Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustments Law (that were taxed at corporate tax rates for corporations and at marginal tax rates for individuals); or (iv)the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

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

     Taxation of Non-Resident Holders of Shares

          Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. As of 2006, distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source at the rate of 20%, 15% for dividends generated by an approved enterprise (if the dividend is distributed during the tax exemption period or within 12 years thereafter. In the event, however, that the company is qualifies as a Foreign Investors’ Company, there is no such time limitation, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

          Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 20%. However, under the Investments Law, dividends generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise (or Benefited Enterprise) paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%.

United States Federal Income Taxation

          The following is a description of the material United States federal income tax consequences of the ownership and disposition of our ordinary shares. This description addresses only the United States federal income tax considerations of holders that are initial purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

•	financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	certain former citizens or long-term residents of the United States;

•	persons that will hold our shares through a partnership or other pass-through entity;

•	persons that received our shares as compensation for the performance of services;

•	persons that will hold our shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

•	persons whose “functional currency” is not the United States dollar;or

•	holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our shares.

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

          For purposes of this description, a “U.S.Holder” is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•

corporation, or other entity treated as a corporation for U.S.federal income tax purposes, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1)a court within the United States is able to exercise primary supervision over its administration and (2)one or more United States persons have the authority to control all of the substantial decisions of such trust.

          A “Non-U.S.Holder” is a beneficial owner of our ordinary shares that is neither a U.S.Holder nor a partnership (or other entity treated as a partnership for United States federal income tax purposes).

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

     Distributions

          Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S.Holder, for United States federal income tax purposes, the gross amount of any distribution made to you, with respect to your ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distribute pro rata to all our shareholders, will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S.Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (that is, gains from the sale of capital assets held for more than one year) with respect to taxable years beginning on or before December31, 2010, provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S.Holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in your ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you.

          If you are a U.S.Holder, dividends paid to you with respect to your ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied when you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

          Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S.Holder, you generally will not be subject to United States federal income or withholding tax on dividends received by you on your ordinary shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business.

     Sales Exchange or other Disposition of Ordinary Shares

          Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S.Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of your ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in your ordinary shares. Such gain or loss will be capital gain or loss. If you are a non corporate U.S.Holder, capital gain from the sale, exchange or other disposition of ordinary shares is eligible for the preferential rate of taxation applicable to long-term capital gains, with respect to taxable years beginning on or before December31, 2010, if your holding period for such ordinary shares exceeds one year (that is, such gain is long-term capital gain). Gain or loss, if any, recognized by you generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses for U.S.federal income tax purposes is subject to limitations.

          Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S.Holder, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

•	such gain is effectively connected with your conduct of a trade or business in the United States; or

•	you are an individual and have been present in the United States for 183days or more in the taxable year of such sale or exchange and certain other conditions are met.

     Passive Foreign Investment Company Considerations

          A non-U.S. corporation will be classified as a “passive foreign investment company,” or a PFIC, for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules, either:

•	at least 75 percent of its gross income is “passive income”; or

•

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

          Based on our estimated gross income, the average value of our gross assets (the latter determined by reference to the market value of our shares and valuing our intangible assets using the methods prescribed for publicly traded corporations) and the nature of our business, we believe that we would not be classified as a PFIC for the taxable year ended December 31, 2007. However, based on the value of our gross assets determined by reference to the market value of our shares at the end of the first quarter of the 2008 taxable year, there is a substantial risk that we will be classified as a PFIC for the 2008 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will have become a PFIC for the 2008 taxable year until after the close of the year. Moreover, no rulings have been or will be sought from the U.S. Internal Revenue Service (the “IRS”) with respect to our PFIC status, and no assurance can be given that the IRS or the courts would not reach a contrary conclusion. Our PFIC status should be determined annually based on tests which are factual in nature and our status in future years will depend on our income, assets and activities in those years, although you will be treated as continuing to own an interest in a PFIC if we are a PFIC in any year while you own your shares unless you make certain elections as described further below. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status determination. Because the market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a PFIC, we cannot assure you that we will not be considered a PFIC for any taxable year. If we were a PFIC, you generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “Distributions”) with respect to any gain from the sale or exchange of, and excess distributions with respect to, the ordinary shares.

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

Risk of Interest Rate Fluctuation

          We do not have any long-term borrowings. Our investments consist primarily of cash and cash equivalents and interest bearing, investment-grade investments in marketable securities. These marketable securities currently consist of corporate debt securities, money market funds and auction-rate securities. See “ITEM 3: Key Information—Risk Factors—We have invested a portion of our cash in auction-rate securities, which subjects us to liquidity and investment risk. Due to recent uncertainties in the capital markets regarding auction-rate securities, we recorded impairment charges in the fourth quarter of 2007 and the first quarter of 2008, and, if the fair value of these investments were to decline further, we could be required to record further impairment charges related to these investments” and “ITEM 5: Operating and Financial Review and Prospects—Operating Results—Overview—Financial income (expenses), net” for further information regarding our investments in auction rate securities. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. We manage this exposure by performing ongoing evaluations of our investments. Due to the short and medium-term maturities of our investments to date, their carrying value approximates the fair value. We generally hold investments to maturity in order to limit our exposure to interest rate fluctuations.

Foreign Currency Exchange Risk

          Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S.dollar, our functional and reporting currency, mainly against the NIS. In 2007, we derived our revenues principally in U.S.dollars. Although a substantial part of our expenses were denominated in U.S.dollars, a significant portion of our expenses were denominated in shekels and to a lesser extent in euros and other Asian currencies. Our shekel-denominated expenses consist principally of salaries and related personnel expenses.

          We anticipate that a material portion of our expenses will continue to be denominated in shekels. If the U.S.dollar continues to weaken against the shekel or other currencies we are exposed to, there will be a negative impact on our profit margins.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the shekel against the U.S. dollar and the rate of inflation in Israel adjusted for such devaluation:

Year ended December 31,	Israeli inflation rate %	Israeli devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation %

2005	2.4	6.7	(4.3)
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4

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

None.

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

          From the effective date of the registration statement and until December 31, 2007, the net proceeds had been invested in cash equivalents, marketable securities, capital expenditure and other corporate purposes.

          None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15: Controls and Procedures

             (a)          Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2007. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, we have in place effective controls and procedures designed to ensure that information disclosed by us in the reports we file or submit under the Exchange Act and the rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

             (b)          Management’s Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors;

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

          Our management recognizes that there are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and the circumvention or override of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation, and may not prevent or detect all misstatements. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

          Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2007.

          Our financial statements have been audited by Kost, Forer, Gabbay & Kasierer (a Member of Ernst & Young Global), an independent registered public accounting firm.

             (c)          Attestation Report of Registered Public Accounting Firm: See the report of Kost Forer Gabbay & Kasierer (a Member of Ernst & Young Global), an independent registered public accounting firm, included under “ITEM 18: Financial Statements” on page F-3.

             (d)          Changes in Internal Control Over Financial Reporting. During the period covered by this report, no material changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) have occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Auditors

          The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year ended December, 31,

	2006	2007

	(in thousands of U.S. dollars)

Audit Fees(1)	$426	$265
Audit-Related Fees(2)	–	15
Tax Fees(3)	11	29
All Other Fees(4)	5	25

Total	$442	$334

(1)

“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit for 2007 (including the audit required by Section 404 of the Sarbanes-Oxley Act), certain procedures regarding our quarterly financial results submitted on Form 6-K and consultation concerning financial accounting and reporting standards.

(2)	“Audit-Related fees” include fees for the performance of due diligence investigations.
(3)	“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.
(4)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives.

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

ITEM 19: Exhibits

        See exhibit index incorporated herein by reference.

SIGNATURES

          The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Communications Ltd.

By:	/s/ Rami Hadar

Rami Hadar
Chief Executive Officer and President

Dated: June 27, 2008

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

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

3.2	Addendum, dated October 26, 2006, to Escrow Agreement, dated January 28, 1998, by and between Yigal Jacoby and the Registrant (1)

4.1	Share Purchase Agreement, dated May 18, 2006, by and among the parties thereto and the Registrant (1)

4.2	Non-Competition Agreement, dated August 24, 2004, by and among Odem Rotem Holdings Ltd., Yigal Jacoby and the Registrant (1)

4.3	Experteam Training Services Proposal, dated as of March 2006, by Experteam to the Registrant (1)

4.4	Warrant to Purchase Series C-1 Shares, dated November 27, 2001, by and between the Company and Yigal Jacoby (1)

4.5	Manufacturing Agreement, dated September 4, 2002, by and between R.H. Electronics Ltd. and the Registrant* (1)

4.6

Non-Stabilized Lease Agreement, dated February 13, 2006, by and among, Aderet Hod Hasharon Ltd., Miritz, Inc., Leah and Israel Ruben Assets Ltd., Tamar and Moshe Cohen Assets Ltd., Drish Assets Ltd., S. L. A. A. Assets and Consulting Ltd., Iris Katz Ltd., Y. A. Groder Investments Ltd., Ginotel Hod Hasharon 2000 Ltd. and Allot Communications Ltd. (1)

4.7	Key Employees of Subsidiaries and Consultants Share Incentive Plan (1997) (1)

4.8	Key Employees Share Incentive Plan (1997) (1)

Number	Description

4.9	Key Employees Share Incentive Plan (2003) (1)

4.10	2006 Incentive Compensation Plan (1)

4.11	Manufacturing Agreement, dated July 19, 2007, by and between Flextronics (Israel) Ltd. and the Registrant*

4.12	Agreement relating to the sale and purchase of the Business and Assets dated January 1, 2008 by and between Esphion Limited and the Registrant

8.1	List of Subsidiaries of the Registrant

11.1	Code of Ethics (2)

12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)

12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)

13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications) (3)

14.1	Consent of Kost Forer Gabbay & Kasierer

(1)	Previously filed with the Securities and Exchange Commission on October 31, 2006 pursuant to a registration statement on Form F-1 (File No. 333-138313) and incorporated by reference herein.

(2)	Previously filled with the Securities and Exchange Commission on June 28, 2007 on Form 20-F for the year ended December 31, 2006 and incorporated by reference herein.

(3)	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

*

Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Exchange Act.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

          We have audited the accompanying consolidated balance sheets of Allot Communications Ltd. (“the Company”) and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

          As explained in Note 2 to the consolidated financial statements, on January 1, 2006 the Company adopted Statement of Financial Accounting Standards No. 123(revised 2004), “Share Based Payment”.

          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 26, 2008 expressed an unqualified opinion thereon.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 26, 2008	A Member of Ernst & Young Global

F – 2

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

          We have audited Allot Communications Ltd and its subsidiaries’ (the “Company’s”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinion.

          A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

F – 3

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

          In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007 and our report dated June 26, 2008 expressed an unqualified opinion thereon.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 26, 2008	A Member of Ernst & Young Global

F – 4

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2006	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,117	$28,101
Marketable securities	70,364	7,243
Short-term bank deposit	59	62
Trade receivables (net of allowance for doubtful accounts of $ 0 and $ 49 at December 31, 2006 and 2007, respectively)	4,178	6,122
Other receivables and prepaid expenses	1,961	3,799
Inventories	3,337	4,789

Total current assets	87,016	50,116

LONG-TERM ASSETS:
Marketable securities	5,750	35,371
Severance pay fund	2,648	3,302
Deferred taxes	291	264
Other assets	763	744

Total long-term assets	9,452	39,681

PROPERTY AND EQUIPMENT, NET	2,939	4,619

GOODWILL AND INTANGIBLE ASSETS, NET	99	239

Total assets	$99,506	$94,655

The accompanying notes are an integral part of the consolidated financial statements.

F – 5

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,

	2006	2007

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$6	$-
Trade payables	4,415	3,409
Employees and payroll accruals	2,610	3,590
Deferred revenues	2,580	3,968
Other payables and accrued expenses	2,223	1,924

Total current liabilities	11,834	12,891

LONG-TERM LIABILITIES:
Deferred revenues	1,108	1,404
Accrued severance pay	2,377	3,175

Total long-term liabilities	3,485	4,579

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Share capital -
Ordinary shares of NIS 0.1 par value - Authorized: 200,000,000 shares at December 31, 2007 and 2006; Issued: 22,254,728 and 21,232,290 shares at December 31, 2007 and 2006, respectively; Outstanding: 22,008,249 and 20,985,811 shares at December 31, 2007 and 2006, respectively	456	480
Additional paid-in capital	121,069	123,913
Deferred stock compensation	(34)	-
Accumulated other comprehensive loss	(36)	-
Accumulated deficit	(37,268)	(47,208)

Total shareholders’ equity	84,187	77,185

Total liabilities and shareholders’ equity	$99,506	$94,655

The accompanying notes are an integral part of the consolidated financial statements.

F – 6

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,

	2005	2006	2007

Revenues:
Products	$18,498	$28,756	$25,073
Services	4,474	5,388	7,429

Total revenues	22,972	34,144	32,502

Cost of revenues:
Products	4,481	6,435	6,603
Services	938	1,162	1,416

Total cost of revenues	5,419	7,597	8,019

Gross profit	17,553	26,547	24,483

Operating expenses:
Research and development, net	5,925	7,529	9,384
Sales and marketing	11,887	15,457	18,081
General and administrative	2,380	3,464	5,583

Total operating expenses	20,192	26,450	33,048

Operating income (loss)	(2,639)	97	(8,565)
Financial and other income (expenses), net	45	630	(845)

Income (loss) before income tax expenses (benefit)	(2,594)	727	(9,410)
Income tax expenses (benefit)	(218)	111	530

Net income (loss)	$(2,376)	$616	$(9,940)

Basic net earnings (loss) per share	$(0.81)	$0.04	$(0.46)

Diluted net earnings (loss) per share	$(0.81)	$0.04	$(0.46)

Weighted average number of shares used in computing basic net earnings (loss) per share	2,943,500	14,402,338	21,525,822

Weighted average number of shares used in computing diluted net earnings (loss) per share	2,943,500	16,423,227	21,525,822

The accompanying notes are an integral part of the consolidated financial statements.

F – 7

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Convertible Preferred shares		Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive loss	Accumulated deficit	Total

	Shares	Amount	Shares	Amount

Balance at January 1, 2005	2,447,568	$29	4,357,769	$103	$43,692	$(119)	$(4)	$(35,508)	$8,193
Exercise of warrants and employee stock options	276,519	3	-	-	19	-	-	-	22
Compensation related to warrants and options granted to consultants	-	-	-	-	54	-	-	-	54
Deferred stock compensation	-	-	-	-	2	(2)	-	-	-
Amortization of stock-based compensation	-	-	-	-	205	46	-	-	251
Net unrealized loss on available-for-sale securities	-	-	-	-	-	-	(18)	-	(18)
Net loss	-	-	-	-	-	-	-	(2,376)	(2,376)

Balance at December 31, 2005	2,724,087	32	4,357,769	103	43,972	(75)	(22)	(37,884)	6,126
Issuance of share capital (net of expenses of $ 68)	-	-	452,157	10	5,422	-	-	-	5,432
Exercise of warrants and employee stock options	488,027	9	-	-	85	-	-	-	94
Compensation related to warrants and options granted to consultants	-	-	-	-	635	-	-	-	635
Amortization of stock-based compensation	-	-	-	-	685	41	-	-	726
Net unrealized loss on available-for-sale securities	-	-	-	-	-	-	(14)	-	(14)
Tax benefit related to exercise of stock options	-	-	-	-	99	-	-	-	99
Share dividend	342,588	8	6,131,170	139	(147)	-	-	-	-
Issuance of share capital upon Initial Public Offering, net of expenses of $ 7,527	6,500,000	150	-		70,323	-	-	-	70,473
Conversion of Convertible Preferred Shares	11,177,588	257	(10,941,096)	(252)	(5)	-	-	-	-
Net income	-	-	-	-	-	-	-	616	616

Balance at December 31, 2006	21,232,290	456	-	-	121,069	(34)	(36)	(37,268)	84,187
Exercise of warrants and employee stock options and repayment of non-recourse loan	1,022,438	24	-	-	1,448	-	-	-	1,472
Expenses related to issuance of share capital upon Initial Public Offering	-	-	-	-	(58)	-	-	-	(58)
Compensation related to options granted to consultants	-	-	-	-	(172)	-	-	-	(172)
Stock-based compensation related to options granted to employees	-	-	-	-	1,499	34	-	-	1,533
Realized loss on available-for-sale securities	-	-	-	-	-	-	36	-	36
Tax benefit related to exercise of stock options	-	-	-	-	127	-	-	-	127
Net loss	-	-	-	-	-	-	-	(9,940)	(9,940)

Balance at December 31, 2007	22,254,728	$480	-	$-	$123,913	$-	$-	$(47,208)	$77,185

The accompanying notes are an integral part of the consolidated financial statements.

F – 8

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2005	2006	2007

Cash flows from operating activities:

Net income (loss)	$(2,376)	$616	$(9,940)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	559	893	1,486
Stock-based compensation related to options granted to employees and non-employees	305	1,361	1,361
Amortization of intangible assets	23	24	-
Capital loss	6	-	2
Decrease (increase) accrued severance pay, net	(3)	(75)	144
Decrease (increase) in other assets	19	(659)	19
Accrued interest on marketable securities	(4)	(223)	(82)
Decrease in other long-term liabilities	(294)	-	(228)
Increase in trade receivables	(194)	(648)	(1,944)
Increase in other receivables and prepaid expenses	(15)	(1,042)	(1,795)
Increase in inventories	(271)	(2,053)	(1,590)
Increase (decrease) in deferred taxes	(281)	(90)	102
Increase (decrease) in trade payables	536	2,122	(1,006)
Increase in employees and payroll accruals	219	938	980
Increase (decrease) in deferred revenues	1,315	(531)	1,684
Increase (decrease) in other payables and accrued expenses	562	560	(211)
Amortization of premium on marketable securities	-	46	38
Other than temporary loss on marketable securities	-	-	4,881
Amortization of discount on bank credit-line	50	-	-
Interest on short-term bank deposit	(1)	(1)	(3)

Net cash provided by (used in) operating activities	155	1,238	(6,102)

Cash flows from investing activities:

Decrease in restricted cash	3	62	-
Purchase of property and equipment	(686)	(2,072)	(3,030)
Proceeds from sale of property and equipment	4	4	-
Investment in marketable securities	(4,300)	(104,118)	(87,134)
Proceeds from redemption or sale of marketable securities	4,550	32,525	115,751
Investment in severance pay fund	-	(271)	-

Net cash provided by (used in) investing activities	(429)	(73,870)	25,587

The accompanying notes are an integral part of the consolidated financial statements.

F – 9

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2005	2006	2007

Cash flows from financing activities:

Issuance of share capital upon initial public offering	-	70,473	-
Bank credit (repayment)	(166)	6	(6)
Exercise of warrants and employee stock options and repayment of non-recourse loan	22	94	1,436
Excess tax benefit from stock-based compensation	-	67	127
Expenses related to issuance of share capital upon Initial Public offering	-	-	(58)
Issuance of share capital, net	-	5,432	-

Net cash provided by (used in) financing activities	(144)	76,072	1,499

Increase (decrease) in cash and cash equivalents	(418)	3,440	20,984
Cash and cash equivalents at the beginning of the year	4,095	3,677	7,117

Cash and cash equivalents at the end of the year	$3,677	$7,117	$28,101

Supplementary cash flow information:

(a) Non-cash activities:

Classification of inventory to property and equipment	$155	$281	$138

Exercise of options on account of other receivables	$-	$-	$36

Increase in goodwill on account of short term liability	$-	$-	$140

(b) Cash paid during the year for:

Interest	$8	$3	$1

Taxes	$-	$184	$69

The accompanying notes are an integral part of the consolidated financial statements.

F – 10

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: –	GENERAL

Allot Communications Ltd. (the “Company”) was incorporated in November 1996 under the laws of the State of Israel. The Company is engaged in developing, selling and marketing broadband service optimization solutions using advanced deep packet inspection, or DPI, technology. The solutions provide broadband service providers and enterprises with real-time, highly granular visibility into network traffic, and enable them to efficiently and effectively manage and optimize their networks. The Company’s solutions are used to create policies to monitor network applications, enforce quality of service policies that guarantee mission-critical application performance, mitigate security risks and leverage network infrastructure investments. The Company’s products consist of the Service Gateway and NetEnforcer traffic management systems the NetXplorer and Subscribe Management Platform application management suites and following the acquisition of Esphion Limited, which was completed on January 8, 2008, also the Service Protector network protection solution. The products are also used by service providers to offer subscriber-based and application-based tiered services that enable them to optimize their service offerings. On November 16, 2006, trading in the Company’s ordinary shares commenced on the Nasdaq Stock Market.

The Company holds six wholly-owned subsidiaries (collectively “Allot”): Allot Communications, Inc. in Eden Prairie, Minnesota, United-States (the “US subsidiary”), which was incorporated in 1997 under the laws of the State of California, Allot Communication Europe SARL in Sophia, France (the “European subsidiary”), which was incorporated in 1998 under the laws of France, Allot Communications Japan K.K. in Tokyo, Japan (the “Japanese subsidiary”), which was incorporated in 2004 under the laws of Japan, Allot Communication (UK) Limited (the “UK subsidiary”), which was incorporated in 2006 under the laws of England and Wales, Allot Communications (Asia Pacific) Pte. Ltd. (the “Singaporean subsidiary”), which was incorporated in 2006 under the laws of Singapore, Allot Communications New Zealand Limited (the “NZ subsidiary”), which was incorporated in December 2007 under the laws of New Zealand.

The US subsidiary commenced operations in 1997. It engages in the sale, marketing and technical support services in America of products manufactured and imported by the Company. The European, Japanese, UK and Singaporean subsidiaries are engaged in marketing and technical support services of the Company’s products in Europe, Japan UK and Asia Pacific, respectively. The NZ subsidiary commenced its operations in 2008 and is engaged in the research and development of the ServiceProtector Solution, and technical support services such solutions.

During 2006 and 2005, approximately 20% and 16%, respectively, of Allot’s revenues derived from a single customer. During 2007, no revenues derived from this customer.

Allot currently depends on two subcontractors to manufacture and provide hardware warranty support for its traffic management system. If they experiences delays, disruptions, quality control problem or a loss in capacity, it could materially adversely affect Allot’s operating results (see also Note 7e). Certain components for the Service Gateway and NetEnforcer traffic management systems come from single or limited sources, and Allot could lose sales if these sources fail to satisfy its supply requirements.

F – 11

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

F – 12

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s management determines the appropriate classification of marketable securities at the time of purchase and evaluates such designation as of each balance sheet date. To date, all debt securities have been classified as available-for-sale and are carried at fair market value. Fair value is determined based on observable market value quotes or, if market values are not available, using valuation models including assessments of counterparty credit worthiness, credit default risk, underlying security type of collaterals risk premium and overall capital market liquidity conditions. Declines in fair value that are considered other-than-temporary are charged to earnings and those that are considered temporary are reported, net of tax, as a component of accumulated other comprehensive income in stockholders’ equity. The cost of securities sold is based on the specific identification method.

As of December 31, 2007, the Company held marketable securities in U.S. dollars in the United States, which were classified as available for sale. The balance was composed of Auction Rate Securities (“ARS”) and corporate bonds. The ARS and corporate bonds bear interest at rates ranging from 4.59% to 7.55% per annum.

Following SEC Staff Accounting Bulletin No. 59, EITF 03-1 and FAS 115-1, management evaluated in each period whether declines in the market value of its securities are other than temporary. Where such declines are determined to be other than temporary, the related unrealized loss is recorded as a write-down included in financial expenses.

f.	Short-term deposit:

A short-term bank deposit is a deposit with a maturity of more than three months but less than one year. The deposit is in dollars and bears interest at annual weighted average rate of 4.88% at December 31, 2007 and 2006. The short-term deposit is presented at cost, including accrued interest.

g.	Inventories:

Inventories are stated at the lower of cost or market value. Cost of inventories is determined as the cost of raw materials, manufacturing cost and addition of allocable indirect costs. Cost is determined using the “First In First Out” (FIFO) method. Inventory write-offs due to technological obsolescence totaled $ 175, $ 289 and $ 179 in 2007, 2006 and 2005, respectively.

h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Lab equipment	15-33
Computers and peripheral equipment	20-33
Office furniture	6-33
Leasehold improvements	By the shorter of term of the lease
or the useful life of the asset

F – 13

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

SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. The Company currently has one reporting unit. As of December 31, 2007, 2006 and 2005, no instances of impairment of goodwill were identified.

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142. The Company amortizes its intangible assets on a straight line basis. As of December 31, 2007 and 2006, the intangible assets were fully amortized.

	j.	Impairment of long-lived assets:

Long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2007, 2006 and 2005, no instances of impairment were identified.

	k.	Revenue recognition:

Allot generates revenues mainly from the sale of hardware and software products and such provision of maintenance and support services. Allot sells its products mostly through resellers, distributors, OEMs, system integrators and value added resellers, all of whom are considered end-customers from Allot’s perspective.

F – 14

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

SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative objective fair value of the elements. Allot has adopted Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions” (“SOP 98-9”). According to SOP 98-9, revenues should be allocated to the different elements in the arrangement under the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with a customer, Allot defers revenue for the fair value of its undelivered elements (maintenance and support) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (hardware and software products) when all other criteria in SOP 97-2 have been met. Any discount in the arrangement is allocated to the delivered element. If sufficient VSOE does not exist for all undelivered elements, revenue is deferred for the entire arrangement until all revenue recognition criteria are met for such undelivered elements.

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

Allot generally does not grant a right of return to its customers. However, when other customer incentives, such as returns or rebates, are expected and estimated, Allot records a provision at the time product revenues is recognized based on its experience in the last three years. The provision has been deducted from revenues and amounted to $ 467, $ 427 and $ 346 for the years ended December 31, 2007, 2006 and 2005, respectively.

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

F – 15

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

Severance expenses for the years ended December 31, 2007, 2006 and 2005, amounted to approximately $ 952, $ 819 and $ 426, respectively.

	n.	Accounting for stock-based compensation:

Prior to January 1, 2006, the Company accounted for its stock based compensation awards using the intrinsic value method, under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related Interpretations, as permitted by Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”).

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment” (“SFAS No. 123(R)”), using the prospective-transition method. SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s Consolidated Statement of Operations.

F – 16

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Under the prospective-transition method, compensation costs recognized in 2006 includes compensation costs for all share-based payments granted subsequent to January 1, 2006 based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R).

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

Effective January 1, 2006, Allot adopted the fair value recognition provisions of SFAS No. 123(R). For grants where Allot had previously presented the required SFAS No. 123 pro forma disclosures using the minimum value method, Allot adopted the new standard using the prospective transition method. As such, for those awards only, Allot will continue to apply APB 25 in future periods.

SFAS No. 123(R) requires the cash flows resulting from the tax deductions in excess of the compensation costs recognized for those stock options to be classified as financing cash flows. The excess tax benefit classified as financing cash inflows would have been classified as an operating cash flow if the Company had not adopted SFAS No. 123(R) at the amount of $ 127 and $ 67 in 2007 and 2006, respectively.

The following table sets forth the total stock-based compensation expense resulting from stock options included in the Consolidated Statements of Operations, for the years ended December 31, 2007 and 2006:

	Year ended December 31,

	2006	2007

Cost of revenues	$15	$48
Research and development expenses, net	157	230
Sales and marketing expenses	650	340
General and administrative expenses	539	743

Total stock-based compensation expense	$1,361	$1,361

F – 17

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of stock-based awards was estimated using the Binomial model starting January 1, 2006 with the following weighted-average assumptions for the year ended December 31, 2007 and 2006:

	Year ended December 31,

	2006	2007

Suboptimal exercise multiple	2-3	2-3
Interest rate	4.4%-5.33%	3.18%-5.38%
Volatility	80%-85%	75%
Dividend yield	0%	0%
Weighted-average fair value at grant date	4.37	8.57

The computation of expected volatility is based on realized historical stock price volatility of certain peer companies that the Company considered to be comparable based on market capitalization and type of technology platform. The computation of the suboptimal exercise multiple and the forfeiture rates are based on the employees expected exercise prior and post vesting termination behavior. The interest rate for period within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

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

Allot’s trade receivables are primarily derived from sales to stable organizations located mainly in the United States, Europe and Asia.

Allot has no off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

p.	Royalty bearing grants:

Participation grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor in Israel (“OCS”) for research and development activity are recognized at the time Allot is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants recognized amounted to $ 2,371, $ 1,811 and $ 727 in 2007, 2006 and 2005, respectively.

F – 18

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	q.	Income taxes:

Allot accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes (“SFAS No. 109”) This Statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Allot provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainties in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of FIN 48, the Company must review all of its tax positions and make a determination as to whether its position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a tax position meets the more-likely–than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue. As of January 1, 2007 there was no difference between the provisions of SFAS 5 and FIN 48 therefore no adjustment was recorded to the accumulated deficit.

Prior to 2007 the Company determined its tax contingencies in accordance with Statement of Financial Accounting Standard No. 5, “Accounting for Contingencies” (“SFAS No. 5”). The Company recorded estimated tax liabilities to the extent the contingencies were probable and could be reasonably estimated.

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

F – 19

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For the years ended December 31, 2007 and 2005, all outstanding options, warrants and Preferred shares (as applicable) have been excluded from the calculation of the diluted loss per share since their effect was anti-dilutive.

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

For marketable securities not actively traded, fair values are estimated using values obtained from the Company’s cash asset managers. To estimate the value of these investments the cash asset managers employ various models that take into consideration such factors, among others, as the credit rating of the issuer, effective maturity of the security, yields on comparably rated publicly traded securities, availability of insurance and risk-free yield curves. The actual value at which such securities could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

	t.	Reclassification

Certain comparative numbers were reclassified in order to conform to the classification in the current year. Accordingly, an amount of approximately $ 1,678 was reclassified from deferred revenues to trade receivables as of December 31, 2006.

	u.	Impact of recently issued accounting standards:

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“SFAS No. 157”). This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. The statements does not apply to accounting standards that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007.

F – 20

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On February 12, 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 amends SFAS No. 157 to delay the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). For items within its scope, FSP 157-2 defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company is currently evaluating the impact of adopting SFAS No. 157.

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). This statement provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The SFAS No. 159 objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The adoption of SFAS No. 159 will not have effect on its consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standard No. 141R, “Business Combinations”, (“SFAS No. 141R”). SFAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. SFAS No. 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. Accordingly, any business combinations the Company executes will be recorded and disclosed following existing GAAP until January 1, 2009.

The Company expects that SFAS No. 141R will have an impact on its consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions it consummates after the effective date. The Company is still assessing the impact of this standard on its future consolidated financial statements.

F – 21

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2007, the SEC staff issued Staff Accounting Bulletin No. 110 (“SAB 110”), which, effective January 1, 2008, amends and replaces SAB 107, Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS No. 123(R). Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the “simplified” method, which was first described in SAB 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. The Company is currently assessing the potential impact that the adoption of SAB 110 could have on its financial statements.

NOTE 3: –	MARKETABLE SECURITIES

The following is a summary of available-for-sale securities:

	December 31, 2006			December 31, 2007

	Carrying value	Unrealized losses	Market value	Carrying value	Unrealized losses	Market value

Auction rate securities (*)	$69,370	$-	$69,370	$35,371	$-	$35,371
Corporate bonds	-	-	-	7,243	-	7,243
Government agencies	6,780	(36)	6,744	-	-	-

Total securities	$76,150	$(36)	$76,114	$42,614	$-	$42,614

	December 31, 2006		December 31, 2007

	Carrying value	Market value	Carrying value	Market value

Marketable securities with contractual maturities of less than one year	$70,370	$70,364	$7,243	$7,243
Marketable securities with contractual maturities of more than one year	5,780	5,750	35,371	35,371

Total securities	$76,150	$76,114	$42,614	$42,614

(*)

Auction Rate Securities (“ARS”) held by the Company are private placement securities with long-term nominal maturities for which the interest rates are reset through a “dutch” auction each month. The monthly auctions historically have provided a liquid market for these securities. The Company’s investments in ARS represent interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations and other structured credits, including corporate bonds. Some of the underlying collateral for the ARS held by the Company consists of sub-prime mortgages

F – 22

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: –	MARKETABLE SECURITIES (Cont.)

ARS investments had AAA and AA credit ratings at the time of purchase, however, with the liquidity issues experienced in global credit and capital markets, the ARS held by the Company at December 31, 2007 have experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders.

Based on fair value indication received and valuation models applied by the investment banks and an analysis of other than temporary impairment factors, the Company has recorded a $ 4,881 impairment charge to reflect a devaluation of certain ARS that was considered as other-than-temporary. The impairment charge was included in finance income (expenses), net in the Company’s statement of operations.

Historically, given the liquidity created by the auctions, ARS were presented as current assets under marketable securities on the Company’s balance sheet. As a result of the failed auctions, in recent periods the Company’s ARS are illiquid until there is a successful auction for them. Since there is uncertainty about the Company’s ability to liquidate these ARS in a short time, the entire amount of such remaining ARS has been reclassified from current to non-current assets on the Company’s balance sheet.

NOTE 4: –	INVENTORIES

	December 31,

	2006	2007

Raw materials	$909	$676
Finished products	2,428	4,113

	$3,337	$4,789

NOTE 5: –	PROPERTY AND EQUIPMENT, NET

Cost:
Lab equipment	$3,100	$5,879
Computers and peripheral equipment	2,586	2,909
Office furniture and equipment	384	430
Leasehold improvements	253	271

	6,323	9,489

Accumulated depreciation	3,384	4,870

Depreciated cost	$2,939	$4,619

Depreciation expenses for the years ended December 31, 2007, 2006 and 2005, were $ 1,486, $ 893 and $ 559, respectively.

F – 23

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: –	INTANGIBLE ASSETS, NET

a.

In September 2002, Allot acquired the tangible and intangible assets of NetReality Ltd. (“NetReality”), an Israeli manufacturer of traffic management solutions, following NetReality’s receivership proceedings filed with an Israeli court. Allot also recruited NetReality’s employees.

In consideration for the assets acquired and liability assumed, Allot granted NetReality’s receiver a fully-vested warrant to purchase 48,267 of series B Preferred shares (with an exercise price of $ 0.02 per share) (“NetReality Warrant”), and undertook to pay royalties at the rate of the higher of (i) 7% from the sales of the NetReality products; or (ii) 1% of the total sales of Allot. The royalties were set to be paid over a period of five years from the date of the acquisition with a minimum of $ 1,000 and maximum of $ 2,500. In connection with the commitment to pay royalties to the OCS, see Note 7a.

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

b.	Amortization expenses for the years ended December 31, 2006 and 2005, were, $ 24 and $ 23, respectively. As of December 31, 2007, the intangible assets were fully amortized.

NOTE 7: –	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties:

	1.	The Company received research and development grants from the OCS.

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

F – 24

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7: –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

In connection with the NetReality acquisition, the Company assumed a commitment to pay royalties to the OCS up to the amount of the contingent liabilities derived from the grants that had been received by NetReality prior to the acquisition. In April 2007, the OCS notified the Company of its decision, as per the Company’s request, to separate the NetReality related approved plans from other approved plans. The OCS also approved the discontinuation of the NetReality related approved plans and as a result, the balance of outstanding contingent obligation to pay royalties in the amount of $ 4,722 was waived.

Through December 31, 2007, the Company has paid or accrued royalties to the OCS in the amount of $ 4,826, which was recorded to cost of revenues.

As of December 31, 2007, the Company had an outstanding contingent obligation to pay royalties to the OCS in the amount of approximately $ 5,899.

		2.	The Company undertook to pay royalties to the receiver of NetReality.

The financial statements include a liability at present value of the royalties amount that will be paid to the receiver in the amount of $ 140. See Note 6a.

	b.	Lease commitments:

In February 2006, the Company signed an agreement to rent new offices for a period of seven years, starting July 2006. The rental expenses are $ 39 per month and a management fee of costs plus 15% of the expenses incurred by the building management company as stipulated in the lease agreement.

The US subsidiary has an operating lease for office facilities in Eden Prairie, Minnesota. The lease expires on August 31, 2008. The lease provides for a base monthly rent, adjusted annually for cost of living increases.

The Company’s subsidiaries maintain smaller offices in Boston (U.S.), Tokyo (Japan), Singapore, Sophia (France), Bedford (UK) and Madrid (Spain).

In addition, Allot signed motor vehicle operating lease agreements. The terms of the lease agreements range from 36 to 39 months.

Operating leases (offices and motor vehicles) expenses for the years ended December 31, 2007, 2006 and 2005, were $ 2,484, $ 1,403 and $ 1,116, respectively.

F – 25

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7: –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

As of December 31, 2007, the aggregate future minimum lease obligations (offices and motor vehicles) under non-cancelable operating leases agreements were as follows:

Year ended December 31,

2008	$1,502
2009	983
2010	581
2011	473
2012 and thereafter	668

$4,207

c.	Law Suit:

On May 1, 2007, a securities class action complaint, Brickman Investment Inc. v. Allot Communications Ltd. et al., was filed in the United States District Court for the Southern District of New York. A number of substantially similar complaints were filed in the same court after the original action was filed. The Company and certain of our directors and officers are named as defendants. The securities class action complaints allege that the defendants violated Sections 11 and 15 of the Securities Act of 1933 by making false and misleading statements and omissions in our registration statement for its initial public offering in November 2006. The claims are purportedly brought on behalf of persons who purchased the Company’s ordinary shares pursuant to and/or traceable to the initial public offering on or about November 15, 2006 through April 2, 2007. The plaintiffs seek unspecified compensatory damages against the defendants, as well as attorney’s fees and costs. Motions for consolidation and for appointment of lead plaintiff were filed on July 2, 2007 and were decided on March 27, 2008, with an order granting consolidation and appointing co-lead plaintiffs. The Consolidated Amended Compliant was served on June 9, 2008. No provision has been provided since the Company believes that the claims have no merit.

d.	Liens and charges:

The Company placed a floating charge in favor of Hapoalim Bank B.M., on all its property, its assets and insurance rights in their respect, in return for credit lines which Hapoalim Bank B.M. has granted the Company. On October 11, 2006, Hapoalim Bank B.M. removed the floating charge.

e.	Other:

The Company is dependent upon two subcontractors for acquiring components and assembling its products. The subcontractors maintain net supplier’s inventory in accordance with the Company’s selling forecasts. In the event that the Company terminates its business connection with the subcontractors, it will have to compensate the subcontractors for certain inventory costs, as specified in the agreement with the subcontractors.

F – 26

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

Effective as of October 29, 2006, following the above shareholders’ approval, the Company’s Board of Directors approved, in accordance with the Company’s Interim Articles of Association (as approved by the Company’s shareholders on October 26, 2006) (“Pre-IPO Articles of Association”), the following: (i) all Ordinary shares, options to purchase Ordinary shares and earnings (losses) per share amounts were adjusted to reflect a share dividend of approximately 1.275 Ordinary share for each Ordinary share; and (ii) the conversion price of each series A Ordinary share and Preferred share was adjusted to reflect such share dividend. Accordingly, all such amounts have been retroactively adjusted in previous financial statements.

It was further resolved to increase the Company’s registered share capital to NIS 20,000,000.

b.	Composition of share capital:

	Authorized		Issued		Outstanding

	December 31,		December 31,		December 31,

	2006	2007	2006	2007	2006	2007

	Number of shares

Shares of NIS 0.01 par value:
Ordinary shares (1), (2)	200,000,000	200,000,000	21,232,290	22,254,728	20,985,811	22,008,249

	200,000,000	200,000,000	21,232,290	22,254,728	20,985,811	22,008,249

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

F – 27

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: –	SHAREHOLDERS’ EQUITY (Cont.)

(3) Shares held in trust:

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

In October 2006, the Company’s shareholders and the Board of Directors approved an addendum to the escrow agreement with the Chairman of the Board of Directors regarding these shares. According to the addendum, if the right is not exercised prior to the consummation of a “Liquidity Event” as defined in the escrow agreement, or November 15, 2008, the right and the underlying shares will be forfeited. It was further approved that the Chairman has the right to pay for any portion of the shares by “net payment”. As a result of the modification of the right, the Company recorded a total expense of $ 150.

c.	Stock option plans:

A summary of the Company’s stock option activity, pertaining to its option plans for employees and consultants, and related information is as follows:

	Year ended December 31,

	2005		2006		2007

	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price

Outstanding at beginning of year	2,066,601	$1.17	2,467,177	$1.56	3,383,930	$2.33
Granted	951,704	$2.24	1,138,517	$3.79	989,249	$8.57
Forfeited	(274,609)	$1.88	(103,182)	$2.12	(169,381)	$5.37
Exercised	(276,519)	$0.99	(118,582)	$0.76	(982,304)	$1.22

Outstanding at end of year	2,467,177	$1.56	3,383,930	$2.33	3,221,494	$4.42

Exercisable at end of year	1,183,754	$1.10	1,877,544	$1.52	1,532,506	$4.42

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the fiscal year 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount changes based on the fair market value of the Company’s stock. The total intrinsic value of options outstanding at December 31, 2007, was $ 4,928. The total intrinsic value of exercisable options at the end of the year was approximately $ 3,751. The total intrinsic value of options vested and expected to vest at December 31, 2007 was approximately $ 4,783.

F – 28

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: –	SHAREHOLDERS’ EQUITY (Cont.)

The total intrinsic value of options exercised during the year ended December 31, 2007 was approximately $ 3,568. The number of options vested during the year ended December 31, 2007 was 488,996. The weighted-average remaining contractual life of the outstanding options as of December 31, 2007 was 7.58 years. The weighted-average remaining contractual life of exercisable options as of December 31, 2007, was 6.84 years. As of December 31, 2007, $ 4,855 of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of approximately 1.9 years.

The options outstanding as of December 31, 2007, have been classified by exercise price, as follows:

Exercise price	Shares upon exercise of options outstanding as of December 31, 2007	Weighted average remaining contractual life	Shares upon exercise of options exercisable as of December 31, 2007

		Years

$11.34-9.25	550,950	8.46	22,745
$7.62-6.14	317,000	9.15	1,250
$5.93-5.70	110,198	8.67	10,221
$4.616-4.167	251,298	7.42	92,590
$3.517-3.514	629,668	8.09	275,146
$2.242-2.240	996,651	7.11	767,177
$1.363-1.231	356,083	5.13	353,731
$0.009	9,646	3.50	9,646

	3,221,494		1,532,506

The Company has three option plans under which outstanding options as of December 31, 2007, are as follows: (i) under the 1997 option plan the outstanding options are exercisable for 10,556 Ordinary shares, (ii) under the 2003 option plan, the outstanding options are exercisable for 2,279,915 Ordinary shares (iii) under the 2006 option plan, the outstanding options are exercisable for 931,024 Ordinary shares.

Under the terms of the above option plans, options may be granted to employees, officers, directors and various service providers of the Company and its subsidiaries. The options generally become exercisable monthly over a four-year period, commencing one year after date of the grant, subject to the continued employment of the employee. The options generally expire no later than ten years from the date of the grant. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised. Any options, which are forfeited or cancelled before expiration, become available for future grants.

F – 29

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: –	SHAREHOLDERS’ EQUITY (Cont.)

The fair value assigned to the Ordinary shares in order to calculate the compensation resulting from employee option grants prior to the IPO, was determined primarily by management. In determining fair value, management has considered a number of factors, including independent valuations and appraisals.

The fair value of options granted in 2005 was estimated at the date of grant using the Minimum Value Model option pricing model.

The weighted average exercise prices and fair values of options granted during the years ended December 31, 2007, 2006 and 2005, were as follows:

	Year ended December 31,

	2005		2006		2007

	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price	Weighted average fair value	Weighted average exercise price

Lower than market price at date of grant	$-	$-	$-	$-	$-	$-

Equals market price at date of grant	$0.35	$2.24	$2.58	$3.79	$4.53	$8.57

Greater than market price at date of grant	$-	$-	$-	$-	$-	$-

d.	The Company’s outstanding rights, warrants and options to investors and others as of December 31, 2007, are as follows:

Issuance date	Number of shares to be issued	Class of shares	Exercise price per share	Exercisable through

January 1998 (1)	246,479	Ordinary shares	$2.434	The earlier between a Liquidity event and two years after an IPO

October 2005 (2)	11,374	Ordinary shares	$2.24	October 2009

(1)

Granted to the Chairman of the Board of Directors who also served as Chief Executive Officer at the time of the grant. The underlined shares are issued and held in trust for the benefit of the Chairman, pending his payment of the full purchase price of approximately $ 600. The Company does not consider these shares to be outstanding since, while these shares are held in trust, neither the Chairman nor the trustee have voting or economic rights with respect to such shares

(2)

56,868 options were granted to contractors in connection with advisory provided to the Board of Directors out of which 11,374 are outstanding and exercisable. All the options granted have a contractual life of 10 years and the exercised price was determined based on the share price at the date of grant.

F – 30

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: –	TAXES ON INCOME

	a.	Corporate tax rates.

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income. On July 25, 2005, the Knesset (Israeli Parliament) approved the Law of the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decreased in the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%. However, the effective tax rate payable by a company which derives income from an approved enterprise may be considerably less, (see Note 9b).

	b.	Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1959 (the “Law”):

The Company’s productions facilities have been granted a status of an “Approved Enterprise” under the Law. According to the provisions of the Law, the Company has elected the alternative package of benefits – and has waived Government grants in return for tax benefits.

According to the provisions of the Law, the Company’s income is tax-exempt for a period of two years commencing with the year it first earns taxable income, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five to eight years depending upon the level of foreign ownership of the Company. The benefit period of tax benefit has not yet commenced, since the Company has not yet reported taxable income.

The period of tax benefits, detailed above, is limited to the earlier of 12 years from the commencement of production (in 2000), or 14 years from the approval date, (December 8, 1998), (the year’s limitation does not apply to the exemption period).

The entitlement to the above benefits is contingent upon the fulfillment of the conditions stipulated in the Law, regulations published there under and the criteria set forth in the specific certificates of approval. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2007, management believes that the Company is meeting the aforementioned conditions.

The tax-exempt income attributable to the “Approved Enterprises” can be distributed to shareholders, without subjecting the Company to taxes, only upon the complete liquidation of the Company. If this retained tax-exempt income is distributed in a manner other than a complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits track (currently, between 10% to 25%).

F – 31

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: –	TAXES ON INCOME (Cont.)

On April 1, 2005, an amendment to the Investment Law came into effect (the “Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by setting criteria for the approval of a facility as a Beneficiary Enterprise (rather than the previous terminology of Approved Enterprise), such as provisions generally requiring that at least 25% of the Beneficiary Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer required for Investment Center approval in order to qualify for tax benefits. The period of tax benefits for a new “Beneficiary Enterprise” commences in the “Year of Commencement”. This year is the later of: (1) the year in which taxable income is first generated by the company, or (2) the Year of Election.

If a company requested the “Alternative Package” of benefits for an Approved Enterprise under the Law prior to the 2005 amendment, it is precluded from filing a Year of Election notice for a “Beneficiary Enterprise” for three years after the year in which the Approved Enterprise was activated.

In addition, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval. Therefore the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment.

The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate.

	c.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. An industrial company is defined as a company resident in Israel, at least 90% of the income of which in a given tax year exclusive of income from specified government loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

Under some tax laws and regulations, an industrial enterprise may be eligible for special depreciation rates for machinery, equipment and buildings. These rates differ based on various factors, including the date the operations begin and the number of work shifts. An industrial company owning an approved enterprise may choose between these special depreciation rates and the depreciation rates available to the approved enterprise.

F – 32

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: –	TAXES ON INCOME (Cont.)

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that the Israeli tax authorities will agree that the Company qualifies, or, if the Company qualifies, then the Company will continue to qualify as an industrial company or that the benefits described above will be available to the Company in the future.

	d.	Pre-tax income (loss) is comprised as follows:

	Year ended December 31,

	2005	2006	2007

Domestic	$(2,867)	$(1,144)	$(9,318)
Foreign	273	1,871	(92)

	$(2,594)	$727	$(9,410)

e.	A reconciliation of the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expenses is as follows:

	Year ended December 31,

	2005	2006	2007

Income (loss) before taxes on income	$(2,594)	$727	$(9,410)

Theoretical tax expense (benefit) computed at the statutory tax rate (34%, 31% and 29% for the years 2005, 2006 and 2007, respectively)	$(882)	$225	$(2,729)

Deferred tax asset for which valuation allowance was provided	603	(208)	2,685
Tax benefit related to exercise of options	-	(67)	-
Taxes with respect to prior years	30	85	(1)
Impairment of withholding tax asset	-	-	250
Non-deductible expenses and other	104	99	181
Other	(73)	(23)	144

Actual tax expenses (benefit)	$(218)	$111	$530

Taxes on income are comprised as follows:

Current taxes	$(531)	$111	$179
Deferred taxes	283	(85)	102
Taxes and deferred taxes in respect of previous years	30	85	(1)
Impairment of withholding tax asset	-	-	250

	$(218)	$111	$530

F – 33

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: –	TAXES ON INCOME (Cont.)

	f.	Net operating losses carryforward:

The Company has accumulated losses for tax purposes as of December 31, 2007, in the amount of approximately $ 38,000, which may be carried forward and offset against taxable income in the future for an indefinite period. The Company expects that during the period in which these tax losses are utilized its income would be substantially tax exempt. Accordingly, there will be no tax benefit available from such losses and no deferred income taxes have been included in these financial statements.

The European subsidiary is subject to French income taxes and has a net operating loss carryforward amounting to approximately $ 1.6 million as of December 31, 2007.

	g.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred income tax are as follows:

	December 31,

	2006	2007

Deferred tax assets:
Operating loss carry forward	$7,357	$9,986
Reserves and allowances	366	320

Deferred tax asset before valuation allowance	7,723	10,306
Valuation allowance	(7,325)	(10,010)

Net deferred tax asset	$398	$296

h.

The Company adopted the provisions of FIN 48 on January 1, 2007. Prior to 2007 the Company used the provisions of SFAS 5 to determine tax contingencies. As of January 1, 2007, there was no material difference between the provision under FIN 48 therefore there was no effect on the Company’s shareholders equity upon the Company’s adoption of FIN 48.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Gross unrecognized tax benefits as of January 1, 2007	$180
Increase in tax position for prior years	24
Increase in tax position for current years	46

Gross unrecognized tax benefits as of December 31, 2007	$250

The Company conducts business globally and, as a result, the Company or one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Israel, France, and the United States. With few exceptions, the Company is no longer subject to Israeli final tax assessment through the year 2003 and the European and U.S. subsidiaries have final tax assessment through 2005 and 2002, respectively.

F – 34

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: –	NET EARNINGS (LOSSES) PER SHARE

The following table sets forth the computation of the basic and diluted net earnings (loss) per share:

	a.	Numerator:

		Year ended December 31,

		2005	2006	2007

	Net income (loss) as reported	$(2,376)	$616	$(9,940)

b.	Denominator:

		Number of shares

	Weighted average number of ordinary shares	2,943,500	14,402,338	21,525,822

	Denominator for basic net losses per share of Ordinary shares	2,943,500	14,402,338	21,525,822

	Effect of dilutive securities:
	Employee stock options and warrants	(*)	2,020,889	(*)

	Denominator for diluted net earnings (losses) per share of Ordinary shares	2,943,500	16,423,227	21,525,822

(*) Anti-dilutive.

NOTE 11: –	GEOGRAPHIC INFORMATION

Allot operates in a single reportable segment (see Note 1). Revenues are based on the customer’s location:

	Year ended December 31,

	2005	2006	2007

United Kingdom	$5,781	$8,566	$1,915
Europe (excluding United Kingdom)	4,916	8,030	8,581
MEA (Middle East and Africa)	831	1,662	2,061
United States of America	6,563	7,628	6,435
Americas (excluding United States of America)	842	1,236	3,636
AO (Asia and Oceania)	4,039	7,022	9,874

	$22,972	$34,144	$32,502

F – 35

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: –	GEOGRAPHIC INFORMATION (Cont.)

The following presents total long-lived assets as of December 31, 2006 and 2007:

	December 31,

	2006	2007

Long-lived assets:
Israel	$3,488	$5,310
United States of America	218	170
Other	95	122

	$3,801	$5,602

NOTE 12: –	FINANCIAL AND OTHER INCOME (EXPENSES)

	Year ended December 31,

	2005	2006	2007

Financial and other income:
Interest income	$204	$845	$4,193

Financial and other expenses:
Interest expenses and other	(77)	(155)	(79)
Amortization of discount on bank credit-line	(50)	-	-
Foreign currency transactions differences, net	(32)	(60)	(78)
Impairment related to Auction Rate Securities	-	-	(4,881)

	$45	$630	$(845)

NOTE 13: –	SUBSEQUENT EVENTS

On January 8, 2008, the Company completed an acquisition of the business of Esphion Limited, a developer of network protection solutions for carriers and internet service providers. The Company believes that the acquisition furthers its vision of offering value-added services on its new Service Gateway platform to help broadband providers build secure and intelligent networks by purchasing certain assets. Total consideration including direct transaction costs for the acquisition was approximately $ 3,931, plus potential earn-outs based on performance milestones amounting to a maximum of an additional $ 2,000 payable through December 2008.

The Company allocated the purchase price of the acquisition to the tangible and intangible assets acquired, based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill. The fair value assigned to assets acquired is based on valuations using management’s estimates and assumptions. The Company recorded approximately $ 2,851 of goodwill and approximately $ 970 of purchased intangibles related to this acquisition.

F – 36