Form 20-F
period 2008-12-31
Allot Communications Ltd.
filed 2009-05-07
CIK 1365767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2008: 22,067,117 ordinary shares, NIS 0.10 par value per share

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

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

Forward-Looking Statements

        In addition to historical facts, this annual report on Form 20-F contains forward-looking statements within the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

—	statements regarding the expected growth in the use of particular broadband applications;

—	statements as to our ability to meet anticipated cash needs based on our current business plan;

—	statements as to the impact of the rate of inflation and the political and security situation on our business;

—	statements regarding auction-rate securities and their expected impact on our liquidity;

—	statements regarding the price and market liquidity of our ordinary shares;

—	statements as to our ability to retain our current suppliers and subcontractors;

—	statements regarding our future performance, sales, gross margins, expenses (including stock-based compensation expenses) and cost of revenues; and

—	statements regarding whether we will be classified as a passive foreign investment company.

        These statements may be found in the sections of this annual report on Form 20-F entitled “ITEM 3: Key Information– Risk Factors,” “ITEM 4: Information on Allot,” “ITEM 5: Operating and Financial Review and Prospects,” “ITEM 10: Additional Information – Taxation – United States Federal Income Taxation – Passive Foreign Investment Company Considerations” and elsewhere in this annual report, including the section of this annual report entitled “ITEM 4: Information on Allot – Business Overview – Overview” and “ITEM 4: Information on Allot – Business Overview – Industry Background,” which contains information obtained from independent industry sources. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “ITEM 3: Key Information – Risk Factors” and elsewhere in this annual report.

        In addition, statements that use the terms “believe,” “expect,”“plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this annual report reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

        Not applicable.

ITEM 2: Offer Statistics and Expected Timetable

        Not applicable.

ITEM 3: Key Information

A.	Selected Financial Data

        You should read the following selected consolidated financial data in conjunction with “ITEM 5: Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The consolidated statements of operations data for the years ended December 31, 2006, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007 and 2008 are derived from our audited consolidated financial statements included in “ITEM 18: Financial Statements,” which have been prepared in accordance with generally accepted accounting principles in the United States. The consolidated statements of operations for the years ended December 31, 2004 and 2005 and the consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements which are not included in this annual report.

	Year ended December 31,
	2004	2005	2006	2007	2008
	(in thousands of U.S. dollars, except per share and share data)

Consolidated Statements of Operations:
Revenues:
Products	$14,638	$18,498	$28,756	$25,073	$27,121
Services	3,447	4,474	5,388	7,429	9,980

Total revenues	18,085	22,972	34,144	32,502	37,101

Cost of revenues(1):
Products	3,942	4,481	6,435	6,603	8,198
Services	679	938	1,162	1,416	1,498

Total cost of revenues	4,621	5,419	7,597	8,019	9,696

Gross profit	13,464	17,553	26,547	24,483	27,405

Operating expenses:
Research and development, gross	4,851	6,652	9,340	11,755	14,635
Less royalty-bearing participation	894	727	1,811	2,371	2,671

Research and development, net(1)	3,957	5,925	7,529	9,384	11,964

Sales and marketing(1)	10,104	11,887	15,457	18,081	19,781
General and administrative(1)	2,081	2,380	3,464	5,583	6,174
Impairment of intangible assets	366	-	-	-	-
In Process Research and Development	-	-	-	-	244

Total operating expenses	16,508	20,192	26,450	33,048	38,163

Operating income (loss)	(3,044)	(2,639)	97	(8,565)	(10,758)
Financing and other income (expenses), net	(241)	45	630	(845)	(5,517)

Income (loss) before income tax expenses (benefit)	(3,285)	(2,594)	727	(9,410)	(16,275)
Income tax expenses (benefit)	3	(218)	111	530	220

Net income (loss)	$(3,288)	$(2,376)	$616	$(9,940)	$(16,495)

Basic and diluted net earnings (loss) per share	$(1.18)	$(0.81)	$0.04	$(0.46)	$(0.75)

Weighted average number of shares used
in computing basic net earnings
(loss) per share	2,787,554	2,943,500	14,402,338	21,525,822	22,054,211

Weighted average number of shares used in
computing diluted net earnings (loss)
per share	2,787,554	2,943,500	16,423,227	21,525,822	22,054,211

(1)	Includes stock-based compensation expense related to options granted to employees and others as follows:

	Year ended December 31,
	2004	2005	2006	2007	2008
	(in thousands of U.S. dollars)

Cost of revenues	$-	$-	$15	$48	$50
Research and development expenses, net	17	12	157	230	321
Sales and marketing expenses	25	251	650	340	465
General and administrative expenses	116	42	539	743	866

Total	$158	$305	$1,361	$1,361	$1,702

	At December 31,
	2004	2005	2006	2007	2008
	(in thousands of U.S. dollars)

Consolidated balance sheet data:
Cash and cash equivalents	$4,095	$3,677	$7,117	$28,101	$40,029
Marketable securities	4,846	4,581	76,114	42,614	15,319
Working capital	6,640	4,274	75,182	37,225	40,688
Total assets	17,167	17,591	99,506	94,655	82,851
Total liabilities	8,974	11,465	15,319	17,470	19,672
Accumulated deficit	(35,508)	(37,884)	(37,268)	(47,208)	(63,703)
Total shareholders' equity	8,193	6,126	84,187	77,185	63,179

B.	Capitalization and Indebtedness

        Not applicable.

C.	Reasons for Offer and Use of Proceeds

        Not applicable.

D.	Risk Factors

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

        We have incurred net losses in each fiscal year since we commenced operations in 1997 and through 2008, other than 2006. We had a net loss of $16.5 million in 2008 of which $7.7 million resulted from a net impairment charge related to auction-rate securities, or ARS, compared to a net loss of $9.9 million in 2007 of which $4.9 million resulted from an impairment charge related to ARS and net income of $0.6 million in 2006. We can provide no assurance that we will be able to achieve profitability and we may incur losses in the next several years as we expand our sales and marketing activities and continue to invest in research and development. We may also incur additional impairment charges related to ARS. We may incur losses in the future and may not generate sufficient revenues in the future to achieve profitability.

Continuing unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition.

        The crisis in the financial and credit markets in the United States, Europe and Asia has led to a global economic slowdown, with economies in those territories showing significant weakness. If the economies in any part of the world continue to be weak or further deteriorate, many enterprises, telecommunications carriers and service providers may reduce or postpone their capital investments significantly. This could result in reductions in sales of our products or services and longer sales cycles, slower adoption of new technologies and increased price competition. We continuously monitor market trends and intend to take such steps as we deem appropriate to adjust our operations, including measures to lower our expenditures. Since a substantial portion of our operating expenses consist of salaries, we may not be able to reduce our operating expenses in line with any reduction in revenues or may elect not to do so for business reasons. We will need to continue to generate increased revenues and manage our costs to achieve profitability. If global economic and market conditions do not improve, or continue to deteriorate, it may lead to increase in our inventories, decrease our revenues, result in additional pressure on the price of our products, prolong payment terms, and increase the risk that we incur bad debts, each of which would have a material adverse effect on our results of operations and cash flow from operations.

The market for our products is still in its early stage and our growth may be harmed if carriers, cable operators or mobile operators and midsize service providers, do not adopt our solutions.

        Our portfolio of hardware platforms and software applications uses our technology to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. The market for our technology is still in its early stage and did not grown in 2008 in line with analysts’ projections. We believe that the Tier 1 carriers, as well as cable and mobile operators and midsize service providers, present a significant market opportunity and are an important element of our long term strategy. Nevertheless, they may decide that full visibility into their networks or highly granular control over content based applications is not critical to their business. They may also determine not to adopt the value added services we offer or that certain applications, such as VoIP or Internet video, can be adequately prioritized in their networks using router and switch infrastructure products without the use of our technology. They may also, in some instances, face regulatory constraints that could change the characteristics of the markets. They may also seek an embedded deep packet inspection, or DPI, solution in capital equipment devices such as routers rather than the stand-alone solution offered by us. Furthermore, widespread adoption of our products by carriers, cable operators, mobile operators and midsize service providers may require that they migrate to a new business model based on offering subscriber and application-based tiered services and market these new services successfully to consumers. If they decide not to adopt our technology, our market opportunity would be reduced and our growth rate may be harmed.

Demand for our products depends in part on the rate of adoption of bandwidth-intensive broadband applications, such as voice-over-Internet protocol (VoIP), Internet video and online video gaming applications.

        Our products are used by service providers and enterprises to monitor and manage bandwidth-intensive applications that cause congestion in broadband networks and impact the quality of experience of users. Demand for our products is driven particularly by the growth in applications, which are highly sensitive to network delays and therefore require efficient network management. These applications include VoIP, Internet video and online video gaming applications. If the rapid growth in adoption of VoIP and in the popularity of Internet video and online video gaming applications does not continue, the demand for our products may not grow as anticipated.

Our revenues and business will be harmed if we do not keep pace with changes in broadband applications and with advances in technology.

        We will need to invest heavily in developing our DPI technology in order to keep pace with rapid changes in applications, increased broadband network speeds and with our competitors’ efforts to advance their technology. Designers of broadband applications that our products identify and manage are using increasingly sophisticated methods to avoid detection and management by network operators. Even if our products successfully identify a particular application, it is sometimes necessary to distinguish between different types of traffic belonging to a single application. Accordingly, we face significant challenges in ensuring that we identify new applications as they are introduced without impacting network performance, especially as networks become faster. This challenge is increased as we seek to expand sales of our products in new geographic territories because the applications vary from country to country and region to region. If we fail to address the needs of customers in particular geographic markets and if we fail to develop enhancements to our products in order to keep pace with advances in technology, our business and revenues will be adversely affected.

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

        Carriers are subject to government regulation in a number of jurisdictions in which we sell our products. There are several proposals in the United States and Europe for regulating service providers’ ability to prioritize applications in their networks. Advocates for regulating this industry claim that collecting premium fees from certain “preferred” applications would distort the market for Internet applications in favor of larger and better-funded content providers and would impact end users who purchased broadband access only to experience differing response times in interacting with various content providers. Opponents believe that content providers who support bandwidth-intensive applications should be required to pay service providers a premium in order to support further network investments. The U.S. Federal Communications Commission held hearings to discuss “net neutrality,” which has been defined as service providers treating Internet content equally and not interfering with download speeds, regardless of the size or source of content. To date, the Federal Communications Commission has issued limited guidance on this issue and is currently reviewing it on a case-by-case basis. In August 2008, the Federal Communications Commission issued a ruling prohibiting Comcast, the second-largest broadband provider in the United States, from delaying some peer-to-peer traffic on its network. Comcast filed a court appeal in September 2008 seeking a review of such ruling. Demand from carriers for the traffic management and subscriber management features of our products could be adversely affected if regulations prohibit, or limit, service providers from managing traffic on their networks. A decrease in demand for these features could adversely impact sales of our products.

We may be unable to compete effectively with other companies in our market who offer, or may in the future offer, competing technologies.

        We compete in a rapidly evolving and highly competitive sector of the networking technology market. Our principal competitors are Cisco Systems, Inc., Sandvine Inc. and Arbor Network, Inc. (through its acquisition of Ellacoya Networks, Inc.) in the service provider market, including the segment of the largest service providers, referred to as Tier 1 carriers, and Blue Coat Systems, Inc. (through its acquisition of Packeteer Inc.) in the enterprise market. Our competitors have also identified the potential market opportunity of Tier 1 carriers and we therefore expect intensive competition in this segment in the future. We also compete with a number of smaller competitors, such as CloudShield Technologies, Inc. and Procera Networks, Inc., and we compete indirectly with router and switch infrastructure companies with features that address some of the problems that our products address. We also face competition from companies that offer partial or alternative solutions addressing only one aspect of the challenges facing broadband providers, such as network monitoring or security. Our competitors may announce new products, services or enhancements that better meet the needs of customers or changing industry requirements, or may offer alternative methods to achieve customer objectives. One of our direct competitors, Cisco Systems, is substantially larger than we are and has significantly greater financial, sales and marketing, technical, manufacturing and other resources. The entry of new competitors into our market and acquisitions of our existing competitors by companies with significant resources and established relationships with our potential customers could result in increased competition and harm our business. Increased competition may cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition or result of operations.

We need to increase the functionality of our products and offer additional features and value added services in order to maintain or increase our profitability.

        The market in which we operate is highly competitive and unless we continue to enhance the functionality of our products and add additional features, our competitiveness may be harmed and the average selling prices for our products may decrease over time. Such a decrease would generally result from the introduction by competitors of competing products and from the standardization of DPI technology. To counter this trend, we endeavor to enhance our products by offering higher system speeds, and additional features and value added services, such as additional security functions, supporting additional applications and enhanced reporting tools. We may also need to reduce our per unit manufacturing costs at a rate equal to or faster than the rate at which selling prices decline. If we are unable to reduce these costs or to offer increased functionally and features, our profitability may be adversely affected.

Under the current laws of the United States, Israeli and other jurisdiction in which we operate, we may not be able to enforce employees’ covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

        It is our practice to have our employees sign appropriate non-compete agreements. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under the current laws of the United States, Israel and other jurisdictions in which we operate, we may be unable to enforce these agreements and it may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us.

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

        We currently derive the substantial majority of our revenues from sales of our NetEnforcer traffic management system, NetXplorer network management application suite, the Service Gateway platform, and from maintenance and support contracts related to these products. In 2008, we increased sales of our Service Gateway platform, which combines a powerful DPI engine and array of services into a fully integrated, carrier-class platform; however, sales of our NetEnforcer traffic management system and NetXplorer network management system continued to account for a significant portion of our revenues in 2008 and we currently expect these systems will continue to account for a significant portion of our revenues for the immediate future. As a result, any factor adversely affecting our ability to sell, or the pricing of or demand for, our NetEnforcer traffic management system and NetXplorer network management system would severely harm our ability to generate revenues.

We integrate various third-party solutions into, or together with, our Service Gateway platform and may integrate or offer additional third-party solutions in the future. If we lose the right to use such solutions, we would have to spend additional capital to replace such components.

        We integrate various third-party solutions into, or together with, our Service Gateway platform and may integrate or offer additional third-party solutions in the future. Sales of the Service Gateway platform could be disrupted if such third party solutions were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to spend additional capital to either redesign our products to function with alternate third party solutions or develop substitute components ourselves. We might as a result be forced to limit the features available in our current or future product offerings.

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

        The complexity and scope of the solutions and services we provide to larger service providers is increasing. The larger and more complex such projects are, the greater the operational risks associated with such projects. These risks include failure to fully integrate our products into the service provider’s network, with third party products and complex environments, and our dependence on subcontractors and partners for the successful and timely completion of such projects. Failure to complete a larger project successfully could expose us to potential contractual penalties, claims for breach of contract and in extreme cases, to cancellation of the entire project, or increase the likelihood we have difficulty in collecting payment and recognizing revenues.

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

        We currently depend on a single subcontractor, R.H. Electronics Ltd., to manufacture, assemble, test, package and provide hardware warranty support for all of our NetEnforcer traffic management systems, and another subcontractor, Flextronics (Israel) Ltd., a subsidiary of Flextronics, a global electronics manufacturing, services company, to provide similar services for our Service Gateway platform and our NetEnforcer AC-10000. In addition, our agreements with Flextronics (Israel) and R.H. Electronics requires them to procure and store key components for our products at their facilities. If either of them experiences delays, disruptions or quality control problems in manufacturing our products, or if we fail to effectively manage the relationship with them, shipments of products to our customers may be delayed and our ability to deliver products to customers could be materially adversely affected. Our agreements with Flextronics (Israel) and R.H. Electronics are automatically renewed annually for additional one-year terms. R.H. Electronics may elect not to renew our agreement with them by giving us at least 90 days prior notice to the expiration of any such term. Furthermore, R.H. Electronics may terminate our agreement with them at any time during the term upon 120 days prior notice. Flextronics (Israel) may terminate our agreement at any time during the term upon 180 days prior notice. We expect that it would take approximately six months to transition manufacturing of our products to an alternate manufacturer and our inventory of completed products may not be sufficient for us to continue delivering products to our customers on a timely basis during any such transition. Therefore, the loss of either R.H. Electronics or Flextronics (Israel) would adversely affect our sales and operating results, and harm our reputation.

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

        Certain hardware components used in our products are obtained from single or limited sources. Since our systems have been designed to incorporate these specific components, any change in these components due to an interruption in supply or our inability to obtain such components on a timely basis would require engineering changes to our products before we could incorporate substitute components. Such changes could be costly and result in lost sales. In particular, the central processing unit for out NetEnforcer AC-400 and our NetEnforcer AC-800 is from Intel Corporation, the network processor for our NetEnforcer AC-1000 and our NetEnforcer AC-2500 is from Hifn Inc., and the central processing unit for our Service Gateway platforms and our NetEnforcer-10000 is from Raza Microelectronics, Inc.

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

        Carriers, especially in North America, often require that products they purchase meet Network Equipment Building System (NEBS) certification requirements, which relate the reliability of telecommunications equipment. Our Service Gateway platform, NetEnforcer AC-1000, NetEnforcer AC-2500 and NetEnforcer AC-10000 are designed to meet NEBS certification requirements, but carriers may not choose to use our systems until we receive the certification.

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

        As of December 31, 2008, we had a limited patent portfolio. We had two issued U.S. patents and two pending U.S. patent applications. While we plan to protect our intellectual property with, among other things, patent protection, there can be no assurance that:

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

We have invested a substantial portion of our cash in auction-rate securities, or ARS, which subjects us to liquidity and investment risk. Due to uncertainties in the capital markets regarding auction-rate securities, we recorded impairment charges in 2007 and 2008, and, if the fair value of these investments were to decline further, we could be required to record further impairment charges related to these investments.

        As of December 31, 2008, we had $27.9 million of principal invested in ARS, which consist of interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations and other structured credits, including corporate bonds. In 2008, we monetized $12.4 million of ARS at par value. We also recorded a net impairment charge of $7.7 million resulting from the monetization of ARS. As of December 31, 2008, the fair value of the ARS on our balance sheet was $15.3 million. We determined the fair value of the ARS based on third party valuation using a discounted cash flow model, whose inputs include interest rate curves, credit spreads, bond prices, volatilities and illiquidity considerations. Unobservable inputs used in these models are significant to the fair value of the investments. Based on recent valuations, as of March 31, 2009, the fair value of the ARS had further declined by $1.2 million, net, to $14.1 million. While certain ARS in our portfolio further devalued, the value of other ARS appreciated. As a result, we expect to record an additional impairment charge of $1.6 million in our statement of operations and unrealized gain of $0.4 million to other comprehensive income in our balance sheet in the first quarter of 2009.

        We cannot predict if or when the liquidity of these ARS will improve. We continue to monitor the market for ARS although there is currently a very limited secondary market for such securities. If these investments continue to experience further devaluation, we will record further impairment charges that could adversely affect our consolidated financial condition and results of operations. In addition, if the fair value of certain investments that have not experienced any devaluation were to decline, management would be required to evaluate whether such decline is “other than temporary.” The amount of any impairment loss which is determined to be other than temporary would be immediately recorded in the consolidated statement of operations. Such an impairment charge could materially and adversely affect our consolidated financial condition and results of operations. See Note 4 to our consolidated financial statements for further information.

We may have liquidity difficulties and may suffer losses from our cash investments if the banks we are working with suffer from financial difficulties or go bankrupt.

        We hold most of our cash, cash equivalents, restricted deposit and short time bank deposits in certain Israeli and U.S. banks. Such amounts, in the United States, may be in excess of insured limits and are not insured in other jurisdictions. Generally, the cash and cash equivalent and short-term deposits may be redeemed upon demand, and therefore, bear minimal risk. Due to the crisis in the financial and credit markets, the risk of banks having financial difficulties has risen. If the banks we are working with face financial difficulties, we may have liquidity difficulties and may lose part or all of our investments in case these banks go bankrupt.

Our international operations expose us to the risk of fluctuation in currency exchange rates.

        In 2008, we derived our revenues principally in U.S. dollars. Although a substantial part of our expenses were denominated in U.S. dollars, a significant portion of our expenses were denominated in shekels and to a lesser extent in euros and other Asian currencies. Our shekel-denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in shekels. If the U.S. dollar weakens against the shekel or other currencies we are exposed to, there will be a negative impact on our results of operations. In addition, if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment. See “ITEM 11: Quantitative and Qualitative Disclosures about Market Risk.”

We may receive much lower interest income on our interest bearing investments due to changes in interest rates.

        We have significant amount of cash that is currently invested primarily in interest bearing investments such as bank time deposits, money market funds, ARS and as of the beginning of 2009, also U.S. government treasury bills. These investments expose us to the changes in interest rates. If interest rates further decline, our results of operations may be adversely affected due to lower interest income from these investments.

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

        Our quarterly financial performance is likely to vary in the future, and may not meet our expectations or the expectations of analysts or investors, which may lead to additional volatility in our share price. The market price of our ordinary shares may be volatile and could fluctuate substantially due to many factors, including:

—	announcements or introductions of technological innovations or new products, or product enhancements or pricing policies by us or our competitors;

—	disputes or other developments with respect to our or our competitors' intellectual property rights;

—	announcements of strategic partnerships, joint ventures or other agreements by us or our competitors;

—	recruitment or departure of key personnel;

—	regulatory developments in the markets in which we sell our products;

—	our sale of ordinary shares or other securities in the future;

—	changes in the estimation of the future size and growth of our markets;

—	market conditions in our industry, the industries of our customers and the economy as a whole; and

—	implementation of a share buyback plan.

        Share price fluctuations may be exaggerated if the trading volume of our ordinary shares is too low. The lack of a trading market may result in the loss of research coverage by securities analysts. Moreover, we cannot assure you that any securities analysts will initiate or maintain research coverage of our company and our ordinary shares. If our future quarterly operating results are below the expectations of securities analysts or investors, the price of our ordinary shares would likely decline. Securities class action litigation has often been brought against companies following periods of volatility. In April 2007, we announced that our revenue and earnings estimates for the first quarter of 2007 and that the 2007 fiscal year would be lower than previously projected. The closing price of our ordinary shares on the date following the announcement was $2.04, or 22%, lower than the closing price on the previous day. Subsequently, in May and June 2007, we and certain of our officers and directors were named as defendants in a number of purported securities class action lawsuits filed in the United States District Court for the Southern District of New York. See “ITEM 8: Financial Information–Consolidated Statements and Other Financial Information–Legal Proceedings.”

If we cannot meet NASDAQ’s continued listing requirements, NASDAQ may delist our ordinary shares, which would have an adverse impact on the liquidity and market price of our ordinary shares.

        Our ordinary shares are currently listed on NASDAQ Global Market. Under NASDAQ rules, shares can be delisted and not allowed to trade on NASDAQ if the closing bid price of the stock over a 30 consecutive trading-day period is less than $1.00. Since the beginning of the financial markets crisis, we have experienced substantial decreases in the price of our ordinary shares. NASDAQ has implemented a temporary suspension of the rules requiring a minimum $1.00 closing bid price. The temporary extension currently expires on July 19, 2009. If the suspension is not extended further, there is a risk in light of the continued depressed state of the economy and credit and capital markets that the price of our ordinary shares could further decline below the minimum listing requirement, and thus be delisted from the NASDAQ Global Market. A delisting of our ordinary shares could negatively impact us by reducing their liquidity and market price and the number of investors willing to hold or acquire our ordinary shares. This could negatively impact our ability to raise equity financing.

Our shareholders do not have the same protections afforded to shareholders of a U.S. listed company because we have elected to use an exemption available to foreign private issuers from certain NASDAQ corporate governance requirements.

        As a foreign private issuer, we are permitted under NASDAQ Marketplace Rule 5615(a)(3) to follow Israeli corporate governance practices instead of the NASDAQ Global Market requirements that apply to U.S. listed companies. As a condition to following Israeli corporate governance practices, we must disclose which requirements we are not following and the equivalent Israeli requirement. We must also provide NASDAQ with a letter from our outside counsel in our home country, Israel, certifying that our corporate governance practices are not prohibited by Israeli law. We rely on this “foreign private issuer exemption” with respect to the following two items: First, we follow the requirements of Israeli law with respect to the quorum requirement for meetings of our shareholders, which are different from the requirements of Rule 5620(c). As a result, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of the voting power of our shares. Second, we follow Israeli law requirements with respect to the requirement to seek shareholder approval for equity compensation plans, which are significantly different the requirements of Rule 5635(c). Under Israeli law, we may amend our 2006 Incentive Compensation Plan by approval of our board of directors and without shareholder approval as is generally required under Rule 5635(c). As a result of these exemptions, our shareholders do not have the same protections as are afforded to shareholders of a U.S. listed company. We may in the future provide NASDAQ with an additional letter or letters notifying NASDAQ that we are following our home country practices, consistent with Israeli law and practices, in lieu of other requirements of Rule 5600.

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

A small number of significant beneficial owners of our shares acting together will have a significant influence over matters requiring shareholder approval, which could delay or prevent a change of control.

        Our executive officers and directors and their affiliates beneficially own approximately 23.9% of our outstanding ordinary shares. As a result, these shareholders, acting together, could exercise significant influence over our operations and business strategy and will have sufficient voting power to influence the outcome of matters requiring shareholder approval.

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

        As of December 31, 2008, we had 22,067,117 ordinary shares outstanding. Approximately 42.0% of these shares are “restricted securities” available for resale on the NASDAQ Global Market subject, however, to volume limitations under Rule 144. Most of these restricted securities are held by the largest beneficial owners of our shares. Future sales of these restricted shares, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares. We have experienced a low trading volume of our ordinary shares since our initial public offering and if one or a small number of parties buys or sells a large number of our ordinary shares, we may experience volatility in our share price and the price and liquidity of our shares may be adversely affected.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company

        Generally, if for any taxable year 75% or more of our gross income is passive income, or the average percentage of our assets which produce passive income or which are held for the production of passive income (“passive assets”) is at least 50%, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for such taxable year. Publicly traded corporations must determine the percentage of assets on the basis of the value of their assets. No definitive guidance has been issued by the U.S. government concerning how to value the assets of a foreign public company for PFIC testing purposes. It can be inferred from the legislative history that the fair market value of the total assets of a publicly traded foreign corporation can be more easily measured, and is therefore likely to be less burdensome to taxpayers, by applying the “market capitalization” method. Under the market capitalization method, the total asset value of a company would be considered to equal the aggregate fair market value of its outstanding stock (i.e., its market capitalization) plus its outstanding liabilities, as of a relevant testing date. However, the legislative history did not specify the circumstances under which it would be appropriate to use the “market capitalization” method, or that such method was an exclusive means for valuing the total assets of a publicly traded corporation. Accordingly, if the market capitalization approach is found to be insufficient in the context of the facts and circumstances of a particular case, other reasonable valuation methods may be employed to determine the fair market value of a corporation’s assets. In certain circumstances, including extremely volatile market conditions, it may be appropriate to apply alternative valuation methods, to more accurately determine the fair market value of our assets, such as a valuation of the assets by an independent qualified expert. We have obtained an opinion from a U.S. Tax Counsel that, applying the results of an independent valuation of our company which employed an approach other than the market capitalization approach, and which provided the reasoning underlying the use of such approach, we should not be a PFIC for our taxable year ending December 31, 2008. There can be no certainty that the IRS will not challenge such a position, however, and determine that based on the IRS’ interpretation of the asset test, we were a PFIC in 2008. Thus, there can be no assurance that we will not be considered a PFIC for 2008 or for any other taxable year. We are not providing any U.S. tax opinion to any U.S. Holder concerning any potential PFIC status of our company, and U.S. Holders should consult their own tax advisors concerning the implication of the PFIC rules in his, her or its particular circumstances. See “ITEM 10: Taxation–United States Federal Income Taxation–Passive Foreign Investment Company Considerations.”

        If we were characterized as a passive foreign investment company, a U.S. Holder (as defined under “ITEM 10: Additional Information–Taxation–United States Federal Income Taxation–Passive Foreign Investment Company Considerations”) could avoid certain adverse passive foreign investment company consequences by making a qualified electing fund election to be taxed currently on its proportionate share of the passive foreign investment company’s ordinary income and net capital gains. However, we do not intend to comply with the necessary accounting and record keeping requirements that would allow a U.S. Holder to make a qualified electing fund election with respect to the Company. See “ITEM 10: Additional Information–Taxation–United States Federal Income Taxation–Passive Foreign Investment Company Considerations.”

Risks Relating to our Location in Israel

Conditions in Israel could adversely affect our business.

        We are incorporated under Israeli law and our principal offices, and research and development facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. In recent years, there has been an escalation in violence among Israel, Hamas, Hezbollah, the Palestinian Authority and other groups, including extensive hostilities along Israel’s border with Gaza in December 2008 and January 2009. Furthermore, several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel continue or increase. These restrictions may limit materially our ability to sell our solutions to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us. Additionally, any hostilities involving Israel may have a material adverse effect on either of our principal subcontractors and their facilities in which event, all or a portion of our inventory may be damaged, and our ability to deliver products to customers may be materially adversely affected.

Our operations may be disrupted by the obligations of personnel to perform military service.

        As of December 31, 2008, we employed 243 people, of whom 174 were based in Israel. Some of our executive officers and employees in Israel are obligated to perform annual military reserve duty in the Israel Defense Forces, depending on their age and position in the army. Additionally, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service, and any significant disruption in our operations could harm our business. The full impact on our workforce or business if some of our executive officers and employees will be called upon to perform military service, especially in times of national emergency, is difficult to predict. Additionally, the absence of a significant number of the employees at either of our principal subcontractors related to military service may disrupt their operations in which event our ability to deliver products to customers may be materially adversely affected.

The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

        Our investment program in equipment at our facility in Hod-Hasharon, Israel has been granted approved enterprise status and we are therefore eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2008, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $40 million. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval, including, among other conditions, that the approved enterprise be operated over a seven-year period and that at least 30% of our investment in fixed assets of the approved enterprise be funded by additional paid-up ordinary share capital. If we do not meet the conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval in the future, the tax benefits would be canceled and we could be required to refund any tax benefits that we have received. These tax benefits may not be continued in the future at their current levels or at any level.

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

        We have received royalty-bearing grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, for the financing of a portion of our research and development expenditures in Israel, pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984, referred to as the Research and Development Law. In 2006, 2007 and 2008, we received and accrued grants totaling $1.8, $2.4 and $2.7 million from the Office of the Chief Scientist, representing 19.4%, 20.2% and 18.3%, respectively, of our gross research and development expenditures in these periods. We may not receive future grants or may receive significantly smaller grants from the Office of the Chief Scientist and our failure to receive grants in the future could adversely affect our profitability.

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

As a result of the financial market crisis and the decline in the price of our ordinary shares, we may be more vulnerable to an unsolicited or hostile acquisition bid.

        Notwithstanding provisions of our articles of association and Israeli law, the decline in the price of our ordinary shares may result in us becoming subject to an unsolicited or hostile acquisition bid. In the event that such a bid is publicly disclosed, it may result in increased speculation regarding our company and volatility in our share price even if our board of directors decides not to pursue a transaction. If our board does wish to pursue a transaction, there can be no assurance that it will be consummated successfully or that the price paid will represent a premium above the original price paid for our shares by all of our shareholders. See “ITEM 10: Additional Information–Description of Share Capital–Anti-Takeover Measures” and “–Acquisitions under Israeli Law.”

ITEM 4: Information on Allot

A.	History and Development of Allot

Our History

        Our legal and commercial name is Allot Communications Ltd. We are a company limited by shares organized under the laws of the State of Israel. Our principal executive offices are located at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 45240, Israel, and our telephone number is +972 (9) 761-9200. We have irrevocably appointed Allot Communications, Inc. as our agent to receive service of process in any action against us in any United States federal or state court. The address of Allot Communications, Inc. is 300 TradeCenter, Suite 4680, Woburn, MA 01801-7422.

        We were incorporated in late 1996 as “Ariadne Ltd.” and commenced operations in 1997. In September 1997, we changed our name to “Allot Communications Ltd.” In 2007, we introduced our Service Gateway platform that enables broadband providers to build efficient, secure, manageable and profitable intelligent networks that are optimized to deliver Internet-based content and services. In January 2008, we completed the acquisition of the business of Esphion Limited, a developer of network protection solutions for carriers and internet service providers.

        We had capital expenditures of $1.7 million in 2008, $3.5 million in 2007 and $2.2 million in 2006. We have financed our capital expenditures with cash generated through net proceeds from our initial public offering, private placements of our equity securities and from operations.

        Our capital expenditures during 2006, 2007 and 2008 consisted primarily of investments in lab equipment for research and development, as well as customer support and demo units.

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

        To address these issues and increase the average revenue per user, or ARPU, service providers have begun to offer premium, differentiated applications, such as VoIP, Internet video and new online content services. By offering such tiered services and charging subscribers according to the value of these services, service providers can capitalize on the revenue enhancement opportunities enabled by broadband applications. To offer premium services and to guarantee service levels for those services, service providers need enhanced visibility into network traffic, including visibility into the type of applications used on the network and levels of traffic generated by different subscribers.

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

Network Security Threats

        As reliance on the Internet has grown, service providers and subscribers have become increasingly vulnerable to a wide range of security threats, including denial of service attacks. The attacks hinder the ability of service providers to provide high quality broadband access to subscribers, prevent enterprises from using mission-critical applications and compromise network and data integrity. We believe that users increasingly expect service providers to protect them from these threats. Therefore, it has become imperative for service providers and enterprises to identify and block malicious traffic at very early stages.

The Challenge of Implementing Intelligent Networks

        Service providers are seeking to transform generic access broadband networks into intelligent broadband networks. The ability to identify, distinguish and prioritize different applications plays a major role in intelligent network management, allowing service providers to optimize bandwidth usage and reduce operational costs, while maintaining high quality of service. Application designers are employing increasingly sophisticated methods to avoid detection by network operators who desire to manage network use. Traditional network infrastructure devices, such as routers and switches, do not generally have sufficient computing resources or the required algorithms to distinguish between different and rapidly evolving applications. The dilemma of implementing intelligent networks is further complicated by today’s higher speed broadband networks, which carry tremendous amounts of data and serve millions of customers. Unlike traditional network infrastructure devices, such as switches and routers, which can perform only a very limited examination of packets, DPI solutions offer active management of each application and subscriber in the network requiring significant processing power and speed, greater memory and special algorithms.

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

        The Service Gateway platform is an open standards-based platform for broadband service control and optimization based on DPI. It is based on an AdvancedTCA®-compliant chassis with modular, hot-swappable DPI blades. A single platform provides up to eight 10 Gigabit Ethernet ports, that manage up to four 10 Gigabit Ethernet lines, supporting up to 40 Gigabits per second (Gbps) of traffic. Within the Service Gateway, the application and subscriber information for each traffic flow is identified by a single DPI process that can then dispatch the flow to an array of additional services and actions. These actions may, through additional blades on the platform, include traffic prioritization and Quality of Service, or QoS, optimization, filtering (including parental control), blocking security threats (Clean Line and denial-of-service-prevention), media caching or collecting records for real-time charging or offline usage-based charging.

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

        The Service Gateway platform also leverages our powerful NetXplorer centralized management software and is fully integrated with our Subscriber Management Platform, described below.

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

        Our traffic management devices are available in several different models to address the needs of a wide range of service providers and enterprises:

Series	Target Market	Operation Speeds	Subscribers(1)

NetEnforcer AC-400	Small to medium enterprise networks and	Up to 200 Mbps	Up to 4,000
service provider networks
NetEnforcer AC-800	Medium and large enterprise networks and	Up to 620 Mbps	Up to 28,000
medium service provider networks
NetEnforcer AC-1000/	Carrier-class solutions used by medium and	Up to 2 Gbps and 5	Up to 80,000
AC-2500	large service provider networks	Gbps, respectively
NetEnforcer AC-10000	Carrier-class solutions used by medium and	Up to 20 Gbps	Up to 800,000
large service provider networks with 1G and
10GE networks
Service Gateway -	Carrier-class solutions used by medium and	Up to 40 Gbps	Up to 2,000,000
Omega/Sigma	large service provider networks

(1)	Represents the maximum number of subscribers that a system can handle simultaneously. Typically, due to network topology, redundancy requirements and other constraints, such as total bandwidth available per subscriber, the actual number per product unit is lower.

        Our Service Gateway platforms are designed to meet NEBS Level 3 certification requirements to ensure operation in extreme environmental conditions.

      Network Management Application Suites

        Our network management application suites consist of the NetXplorer management application and the Subscriber Management Platform.

        The NetXplorer management application suite provides service providers and enterprise customers a highly granular, real time view of all traffic on the network. This centralized management suite, works in conjunction with our Service Gateway and NetEnforcer products to provide network traffic intelligence and enable enterprises and service providers to effectively manage broadband services and set policies for the use of their networks. The data provided from multiple systems are aggregated, analyzed and conveyed using our NetXplorer management application suite.

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

      ServiceProtector

        Our ServiceProtector ensures service continuity and guards network integrity against known and unknown threats. Through immediate identification of Denial of Service (DoS/DDoS) attacks, Zero Day attacks, worms, zombie and spambot behavior, the ServiceProtector enables fast, surgical mitigation by automatically blocking, limiting or isolating only the offending traffic while allowing legitimate traffic to flow. The ServiceProtector’s scalable, carrier-grade performance supports up to 10GBPS throughput and is compatible with 1 GE and 10 GE networks.

Customers

        We have a global, diversified end-customer base consisting primarily of service providers and enterprises. Our direct customers are generally distributors, resellers, OEMs and system integrators, who we refer to as our channel partners. In 2008, we derived 40.3% of our revenues from Europe, the Middle East and Africa, 30.3% from Asia and Oceania and 29.4% from the Americas. We generally only have direct contact with end-customers in the case of larger projects, as smaller projects are driven by our channel partners.

Channel Partners

        We market and sell our products to end-customers through variety of channels, including direct sales and through our channel partners, which include distributors, resellers, OEMs and system integrators. Our channel partners generally purchase our products from us upon receiving orders from end-customers and are responsible for installing and providing initial customer support for our products. Our channel partners are located around the world and address most major markets. Our channel partners target a range of end-users, including carriers, alternative carriers, cable operators, private networks, data centers and enterprises in a wide range of industries, including government, financial institutions and education. Our agreements with channel partners that are distributors or resellers are generally non-exclusive and are for an initial term of one year and automatically renew for successive one-year terms unless terminated. After the first year, such agreements may be terminated by either party upon ninety days prior notice.

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

Sales and Marketing

        The sales and deployment cycle for our products varies based upon the intended use by the end-customer. The sales cycle for initial network deployment may generally last between one and three years for large and medium service providers, six to twelve months for small service providers, and one to six months for enterprises. Follow-on orders and additional deployment of our products usually require shorter cycles. Large and medium service providers generally take longer to plan the integration of DPI solutions into their existing networks and to set goals for the implementation of the technology.

        We focus our marketing efforts on product positioning, increasing brand awareness, communicating product advantages and generating qualified leads for our sales organization. We rely on a variety of marketing communications channels, including our website, trade shows, industry research and professional publications, the press and special events to gain wider market exposure.

        We have organized our worldwide sales efforts into the following three territories: North and South America, Europe the Middle East and Africa, and Asia and Oceania. We have regional offices in the U.S., Israel, France, Spain, United Kingdom, Singapore, Japan and China, and a dedicated regional presence in Germany, Italy, the Czech Republic, Hong Kong and Australia. We also maintain a regional presence in Mexico and Brazil.

        As of December 31, 2008, our sales and marketing staff, including product management and business development functions, consisted of 53 employees.

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

        The expenditures associated with the technical support staff are allocated in our statements of operations between sale and marketing expenses and cost of goods sold based on the roles of and tasks performed by personnel.

        As of December 31, 2008, our technical staff consisted of 48 employees.

Research and Development

        Our research and development activities take place in Israel and New Zealand. As of December 31, 2008, 94 of our employees were engaged primarily in research and development. We devote a significant amount of our resources towards research and development to introduce and continuously enhance products to support our growth strategy. We have assembled a core team of experienced engineers, many of whom are leaders in their particular field or discipline and have technical degrees from top universities and experience working for leading Israeli networking companies. These engineers are involved in advancing our core technologies, as well as in applying these core technologies to our product development activities. Our research and development efforts have benefited from royalty-bearing grants from the Office of the Chief Scientist. The State of Israel does not own any proprietary rights in technology developed with the Office of the Chief Scientist funding and there is no restriction related to the Office of the Chief Scientist on the export of products manufactured using technology developed with Office of the Chief Scientist funding. For a description of restrictions on the transfer of the technology and with respect to manufacturing rights, please see “ITEM 3: Key Information–Risk Factors–The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to comply with such restrictions or these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.”

Manufacturing

        We subcontract the manufacture and repair of our NetEnforcer products, other than the NetEnforcer AC-10000 to R.H. Electronics, an Israeli manufacturer and manufacture and repair of our Service Gateway platforms and our NetEnforcer AC-10000 to Flextronics (Israel) Ltd., a subsidiary of Flextronics, a global electronics manufacturing services company. This strategy enables us to reduce our fixed costs, focus on our core research and development competencies and provide flexibility in meeting market demand. R.H. Electronics and Flextronics (Israel) are contractually obligated to provide us with manufacturing services based on agreed specifications, including manufacturing, assembling, testing, packaging and procuring the raw materials for our devices. We submit advance forecasts of our projected requirements and our contractors are required to maintain an inventory of components sufficient to support the manufacture of an agreed number of our units beyond these projections. We are not required to provide any minimum orders. Our agreement with each contractor is automatically renewed annually for additional one-year terms. R.H. Electronics may elect not to renew our agreement with them by giving us at least 90 days prior notice to the expiration of any such term. Furthermore, R.H. Electronics may terminate our agreement at any time during the term upon 120 days prior notice. Flextronics (Israel) may terminate our agreement with them at any time during the term upon 180 days prior notice. We retain the right to procure independently any of the components used in our products. Both contractors have U.S. affiliates to which they can, with the prior consent of the Office of the Chief Scientist, transfer manufacturing of our products if necessary, in which event we may be required to pay increased royalties to the Office of the Chief Scientist. We expect that it would take approximately six months to transition manufacturing of our products to an alternate manufacturer.

        We design and develop internally a number of the key components for our products, including printed circuit boards and software. Some of our product’s hardware components are obtained from single or limited sources. Since our products have been designed to incorporate these specific components, any change in these components due to an interruption in supply or our inability to obtain such components on a timely basis would require engineering changes to our products before we could incorporate substitute components. In particular, we purchase the central processing unit for our Service Gateway platforms and for our NetEnforcer AC-10000 from Raza Microelectronics, Inc. and for our NetEnforcer AC-400 and our NetEnforcer AC-800 from Intel Corporation and we have agreed to purchase the network processor for our NetEnforcer AC-1000 and our NetEnforcer AC-2500 from Hifn Inc. We carry approximately three to six months of inventory of key components. We also work closely with our suppliers to monitor the end-of-life of the product cycle for integral components, and believe that in the event that they announce end of life, we will be able to increase our inventory to allow enough time for replacing the products. We have been informed by Hifn that it is their general policy to provide their customers with a six-month last-time-buy option and twelve months to take delivery of the product in the event that Hifn decides to discontinue production of the network processor. Product testing and quality assurance is performed by our contract manufacturer using tests and automated testing equipment and according to controlled test documentation we specify. We also use inspection testing and statistical process controls to assure the quality and reliability of our products.

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

        As of December 31, 2008, we had two U.S. patents and two pending patent applications in the United States. We expect to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

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

        We conduct our global operations through six wholly-owned subsidiaries: (1) Allot Communications, Inc., headquartered in Woburn, Massachusetts; (2) Allot Communication Europe SARL, headquartered in Sophia, France; (3) Allot Communications Japan K.K., headquartered in Tokyo, Japan; (4) Allot Communication (UK) Limited, headquartered in Bedford, England; (5) Allot Communications (Asia Pacific) Pte. Ltd., headquartered in Singapore; and (6) Allot Communications (New Zealand) Limited, headquartered in Auckland, New Zealand. Our U.S. subsidiary commenced operations in 1997 and engages in the sale, marketing and technical support services in the United States, Canada and Central and Latin America of products manufactured by and imported from our company. Our French, U.K., Japanese and Singapore subsidiaries engage in marketing and technical support services of our products in Europe, Japan and Asia Pacific, respectively. Our New Zealand subsidiary engages in development and technical support services.

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

        We also lease a 5,519 square foot (513 square meter) facility in Woburn, MA, for the purposes of our U.S. sales and marketing operations pursuant to a lease that expires in August 2014. We lease other smaller facilities for the purpose of our development, sales and marketing and support activities in the United States, France, the United Kingdom, Italy, Germany, the Czech Republic, Singapore, Spain, China, Japan and New Zealand.

ITEM 4A: Unresolved Staff Comments

        Not applicable.

ITEM 5: Operating and Financial Review and Prospects

A.	Operating Results

Overview

        We are a leading designer and developer of broadband service optimization solutions using advanced DPI technology. Our solutions provide broadband service providers and enterprises with real-time, highly granular visibility into, and control of, network traffic, and enable them to efficiently and effectively manage and optimize their networks. End-customers use our solutions to create sophisticated policies to monitor network applications, enforce quality of service policies that guarantee mission-critical application performance, mitigate security risks and leverage network infrastructure investments. Our carrier-class products are used by service providers to offer subscriber-based and application-based tiered services that enable them to optimize their service offerings, reduce churn rates and increase ARPU. We market and sell our products through a variety of channels, including direct sales and through our channel partners, which include distributors, resellers, OEMs and system integrators. End customers of our products include carriers, mobile operators, cable operators, wireless, wireline and satellite Internet service providers, educational institutions, governments and enterprises.

        There has been a rapid proliferation of broadband networks in recent years, which has been largely driven by demand from users for faster and more reliable access to the Internet and by the proliferation in the number and complexity of broadband applications. The Internet, which was designed originally to support web surfing and e-mail applications, now supports numerous advanced services, such as interactive gaming, video conferencing and IPTV. In addition, there has been an exponential increase in over-the-top Internet services, such VoIP and video streaming. These new applications are driving large service providers to explore ways to efficiently manage bandwidth resources in view of these and other bandwidth-heavy applications. As a result, a number of these service providers are considering deploying DPI technology in their networks. We believe that large service providers, as well as cable operators and mobile operators, present a significant market opportunity and are an important element of our long term strategy.

        In 2008, our Service Gateway platform, which combines a powerful DPI engine and array of services into a fully integrated, carrier-class platform, gained market acceptance in accordance with our expectations. In addition, we witnessed a growing interest by the mobile sector in our products, and specifically in our Service Gateway and Subscriber Management Platform, due to the rapid increase in bandwidth consumption over mobile networks.

Acquisition of Esphion

        In 2008, we acquired the business of Esphion Limited, a developer of network protection solutions for carriers and internet service providers. See Note 3 to our consolidated financial statements for further information.

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

        Customer concentration. In 2008 and 2007, no single customer accounted for 10% or more of our revenues. In 2006, we derived 20% of our revenues from a single system integrator in the United Kingdom in connection with the deployment of our products by NTL Group Limited, a leading cable operator.

        Geographical breakdown. The following table sets forth the geographic breakdown of our revenues for the periods indicated:

	Year Ended December 31,
	2006	2007	2008

United Kingdom	25%	6%	5%
United States	22	20	21
Europe (excluding United Kingdom)	24	27	28
Asia and Oceania	20	30	30
Middle East and Africa	5	6	7
Americas (excluding United States)	4	11	9

Total	100%	100%	100%

        The decrease in our revenues in the United Kingdom in 2007 and 2008 compared to 2006 is principally attributable to NTL Group Limited, a large United Kingdom service provider, having completed its deployment of our products throughout its network in 2006.

      Cost of revenues and gross margins

        Our product cost of revenues consists primarily of costs of materials, manufacturing services and overhead, warehousing, testing and royalties paid primarily to the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor. Our services cost of revenues consist primarily of salaries and related personnel costs for our customer support staff as well as royalty payments mentioned above. We expect cost of revenues to increase as a result of the increase in our product and service revenues, the increased sales of our higher end products, primarily consisting of our Service Gateway platforms and sale of extended service suites to large scale customers that will require additional personnel hiring and other expenditures. As a result, our gross margins as a percentage of revenues may decrease.

      Operating expenses

        Research and development. Our research and development expenses consist primarily of salaries and related personnel costs, costs for subcontractor services, depreciation, rent and costs of materials consumed in connection with the design and development of our products. We expense all of our research and development costs as they are incurred. Our net research and development expenses are our gross research and development expenses offset by financing through royalty-bearing grants from the Office of the Chief Scientist. Such participation grants are recognized at the time at which we are entitled to such grants on the basis of the costs incurred and included as a deduction of research and development expenses (See “–Government Grants” below). We believe that significant investment in research and development is essential to our future success and expect that in future periods our research and development expenses will increase on an absolute basis. The acquisition of Esphion’s business contributed to the increase in our research and development expenses in fiscal year 2008.

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

        General and administrative. Our general and administrative expenses consist primarily of salaries and related personnel costs, rental expenses, costs for professional services and depreciation. We expect these expenses to increase on an absolute basis as we hire additional personnel and incur additional costs related to the growth of our business as we increase our global presence. These expenses include additional costs associated with corporate governance, tax compliance, compliance with the rules implemented by the U.S. Securities and Exchange Commission and NASDAQ, premiums for our director and officer liability insurance and for defending the class action lawsuit filed against us and certain of our directors and officers. See “ITEM 8: Financial Information–Consolidated Statements and Other Financial Information–Legal Proceedings.”

         Stock-based compensation. We have granted options to purchase our ordinary shares to our employees and consultants at prices below the fair market value of the underlying ordinary shares on the grant date. These options were considered compensatory because the deemed fair market value of the underlying ordinary shares was greater than the exercise prices determined by our board of directors on the option grant date. The determination of the fair market value of the underlying ordinary shares prior to our initial public offering involved subjective judgment, third party valuations and the consideration by our board of directors of a variety of factors. Because there was no public market for our ordinary shares prior to our initial public offering, the amount of the compensatory charge was not based on an objective measure, such as the trading price of our ordinary shares. We account for stock-based compensation in accordance with Statement of Financial Accounting Standard No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's Consolidated Statement of Operations. We applies SFAS No. 123(R) and Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF No. 96-18"), with respect to options and warrants issued to non-employees. Accordingly, option valuation models to measure the fair value of the options and warrants at the measurement date as defined in EITF No. 96-18.

        We recognize compensation expenses for the value of awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of the grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

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

        In connection with the grant of options, we recorded total stock-based compensation expense of $1.4 million in 2006, $1.4 million in 2007 and $1.7 million in 2008. In 2008, $50,000, $321,000, $465,000 and $866,000 of our stock-based compensation expense resulted from cost of revenue, research and development expenses, sales and marketing expenses and general and administrative expenses, respectively, based on the department in which the recipient of the option grant was employed. As of December 31, 2008, we had an aggregate of $4.1 million of deferred unrecognized stock-based compensation remaining to be recognized. We estimate that this deferred unrecognized stock-based compensation balance will be amortized as follows: $2.1 million in 2009, $1.4 million in 2010 and $0.6 million in 2011 and thereafter.

      Financial income (expenses), net

        Financial income (expenses), net consists primarily of interest earned on our cash balances and other financial investments, foreign currency exchange gains or losses, devaluation of marketable securities and bank fees.

        As of December 31, 2008, we held $27.9 million of principal invested in ARS, which were rated AAA and AA at the time of purchase. Due to the continued deterioration of, and uncertainties in, the credit and capital markets, our ARS have experienced multiple failed auctions due to a lack of liquidity in the market. A number of our ARS have had their credit rating downgraded. To date, our ARS have paid all their interest payments. In 2008, we monetized $12.4 million of ARS at par value. In addition, based on an analysis of their fair value, we have recorded in 2008 an impairment charge, net of a capital gain from monetization of certain ARS, of $7.7 million to financial and other expenses, net, in our statement of operations with respect to devaluation, which is considered “other than temporary.” If the credit and capital markets further deteriorate or we experience any additional ratings downgrades on any ongoing investments in our portfolio, including of ARS, we may incur additional impairments to our investment portfolio and record further impairment charges to our financial and other expenses, net, in our statement of operations.

        In addition, the financial and other income (expenses), net, may fluctuate due to foreign currency exchange gains or losses, as well as the interest rate changes. See “ITEM 11: Quantitative and Qualitative Disclosures About Market Risk – Foreign Currency Exchange Risk” and – Risk of Interest Rate Fluctuation.”

      Approved Enterprise

        Our facilities in Hod-Hasharon, Israel have been granted Approved Enterprise status under the Investment Law and enjoy certain tax benefits. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2008, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $40 million. Income derived from other sources, other than the “Approved Enterprise,” during the benefit period will be subject to tax at the regular corporate tax rate. For more information about the tax benefits available to us as an Approved Enterprise see “ITEM 10: Additional Information–Taxation and Government Programs–Law for the Encouragement of Capital Investments, 1959.”

      Government Grants

        Our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist under our approved plans in accordance with the Israeli Law for Encouragement of Research and Development in the Industry, 1984, or the Research and Development Law. Through December 31, 2008, we had received approval and recorded in our books grants totaling $14.8 million from the Office of the Chief Scientist, excluding $4.1 million attributed to NetReality products. Under Israeli law and the approved plans, royalties on the revenues derived from sales of all of our products are payable to the Israeli government, generally at the rate of 3.0% during the first three years and 3.5% beginning with the fourth year, up to the amount of the received grants as adjusted for fluctuation in the U.S. dollar/shekel exchange rate. The amounts received after January 1, 1999 bear interest at twelve month LIBOR as at the beginning of the year in which a grant is approved. Our obligation to pay these royalties is contingent upon actual consolidated sales of our products and no payment is required if no sales are made. As of December 31, 2008, we had an outstanding contingent obligation to pay royalties in the amount of $7.8 million.

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

        In September 2002, we acquired the assets of NetReality, an Israeli manufacturer, from a receiver pursuant to a court ruling. In connection with the NetReality acquisition, we assumed a commitment to pay royalties to the Office of the Chief Scientist up to the amount of the contingent liabilities derived from the grants that had been received by NetReality prior to the acquisition. Following the acquisition of NetReality, the Office of the Chief Scientist merged the NetReality approved plans with our other approved plans under a unified file. In April 2007, the Office of the Chief Scientist notified us of its decision, per our request, to separate the NetReality related approved plans from other approved plans. The Office of the Chief Scientist also approved the discontinuation of the NetReality related approved plans and as a result we were released from the obligation to pay the balance of the royalties in the amount of $4.7 million.

Factors Affecting Our Performance

        Our business, financial position and results of operations, as well as the period-to-period comparability of our financial results, are significantly affected by a number of factors, some of which are beyond our control, including:

        Size of end-customers and sales cycles. We have a global, diversified end-customer base consisting primarily of service providers and enterprises. We are making efforts to increase our sales to large service providers. The deployment of our products by small and midsize enterprises and service providers can be completed relatively quickly with a limited number of NetEnforcer and/or Service Gateway systems compared to the number required by large service providers. Large service providers take longer to plan the integration of our solutions into their existing networks and to set goals for the implementation of the technology. Sales to large service providers are therefore more complicated as they involve a relatively larger number of network elements and solutions, as well as NetEnforcer and/or Service Gateway systems. We are seeking to achieve significant customer wins in the large service provider market that would positively impact our future performance. However, our performance is also influenced by sales cycles for our products, which typically fluctuate based upon the size and needs of end-customers that purchase our products. We expect that increased sales to large service providers of Service Gateway platforms will result in longer sales cycles that will increase unpredictability regarding the timing of our sales and may cause our quarterly and annual operating results to fluctuate if a significant customer delays its purchasing decision and/or defers an order. Furthermore, longer sales cycles may result in delays from the time we increase our operating expenses and make investments in inventory, until the time that we generate revenue from related product sales.

        Average selling prices. Our performance is affected by the selling price of our products. We price our products based on several factors, including manufacturing costs, the stage of the product’s life cycle, competition, technical complexity of the product, discounts given to channel partners in certain territories, customization and other special considerations in connection with larger projects. We typically are able to charge the highest price for a product when it is first introduced to the market. We expect that the average selling prices for our products will decrease over the product’s life cycle as our competitors introduce new products and DPI technology becomes more standardized. In order to maintain or increase our current price, we expect that we will need to enhance the functionality of our existing products by offering higher system speeds, additional value added services and features, such as additional security functions, supporting additional applications and enhanced reporting tools. We also from time to time introduce enhanced products, typically higher end models that include new architecture and design and new capabilities, primarily to higher end models. Such enhanced products typically increase our average selling price. To further offset such declines, we sell maintenance and support programs on our products, and as our customer base and number of field installations grow our related service revenues are expected to increase.

        Cost of revenues and cost reductions. Our cost of revenues as a percentage of total revenues was 22.2% for 2006, 24.7% for 2007 and 26.1% for 2008. Our products use off-the-shelf components and typically the prices of such components decline over time. However, the introduction and sale of new or enhanced products and services may result in an increase in our costs of revenues. We make a continuous effort to identify cheaper components of comparable performance and quality. We also seek improvements in engineering and manufacturing efficiency that will reduce costs. Since our cost of revenues also include royalties paid to the Office of the Chief Scientist, our cost of sales may be impacted positively or negatively by actions of the Israeli government changing the royalty rate. Our products incorporate features that require payment of royalties to third parties. In addition, new products, such as the Service Gateway series, usually have higher costs during the initial introduction period. We generally expect such costs to decline as the product matures and sales volume increases. The growth of our customer base is usually coupled with increased service revenues and demand for extended service suites by large services providers. Providing services to Tier 1 carriers may require us to hire additional personnel and incur other expenditures. However, these additional expenses, handled efficiently, may be utilized to further support the growth of our customer base and increase service revenues.

        Currency exposure. A majority of our revenues and a substantial portion of our expenses are denominated in the U.S. dollar. However, a significant portion of the expenses associated with our global operations, including personnel and facilities related expenses, are incurred in currencies other than the U.S. dollar. This is the case primarily in Israel and to a lesser extent in other countries in Europe and Asia. Consequently, a decrease in the value of the U.S. dollar relative to local currencies will increase the dollar cost of our operations in these countries. A relative decrease in the value of the U.S. dollar would be partially offset to the extent that we generate revenues in such currencies. In order to partially mitigate this exposure we made in the past and may decide from time to time to enter into hedging transactions. We may discontinue hedging activities at any time. As such decisions involve substantial judgment and assessments primarily regarding future trends in foreign exchange markets which are very volatile as well as our future level and timing of cash flows of these currencies, we cannot provide any assurance that such hedging transactions will not affect our results of operations when they are materialized. See Note 15 to our consolidated financial statements for further information.

        Interest rates exposure. We have a significant amount of cash that is currently invested primarily in interest bearing vehicles, such as bank time deposits, money market funds, ARS and as of the beginning of 2009, U.S. government treasury bills. These investments expose us to the risk of changes in interest rates. If interest rates further decline, our results of operations may be adversely affected due to lower interest income from these investments.

Critical Accounting Policies and Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty and actual results may differ. Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this annual report. Certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in our industry, information provided by our customers and information available from other outside sources, as appropriate. With respect to our policies on revenue recognition and warranty costs, our historical experience is based principally on our operations since we commenced selling our products in 1998. Our estimates are primarily guided by observing the following critical accounting policies:

—	Revenue Recognition
—	Allowance for Doubtful Accounts
—	Stock Based Compensation
—	Inventories
—	Marketable Securities
—	Impairment of Goodwill and other Long Lived Assets
—	Contingencies

        Since each of the accounting policies listed above, require exercise of certain judgment and use of estimates, actual results may differ from our estimations and as a result would increase or decrease our future revenues and net income.

        Revenue recognition. We generate revenues primarily from the sale of hardware and software products and from the provision of maintenance and support services. We sell our products primarily through resellers, distributors, OEMs, system integrators and value added resellers, all of whom are considered end-customers from our perspective. We recognize revenues from sales of our products in accordance with the American Institute of Certified Public Accountants’ Statement of Position, or SOP, 97-2, “Software Revenue Recognition,” as modified by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions.” When an arrangement does not require significant production, modification or customization of software or does not contain services considered to be essential to the functionality of the software, revenue is recognized when the following four criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collection is probable.

        Many of our product sales include multiple elements. Such elements typically include several or all of the following: hardware, software licenses, hardware and software maintenance, technical support and training services. For multiple-element arrangements that do not involve significant modification or customization of the software and do not involve services that are considered essential to the functionality of the software, we use the residual method to allocate value to each element when sufficient specific objective evidence exists for all undelivered elements, but does not exist for the delivered element, typically the hardware appliance and software license. Under the residual method, each undelivered element is allocated with a value based on vendor specific objective evidence of fair value for that element and the remainder of the total arrangement fee is allocated to the delivered element(s). If sufficient customer specific objective evidence does not exist for all undelivered elements, revenue is deferred for the entire arrangement until all revenue recognition criteria are met for such undelivered elements.

        Maintenance and support revenue, including any portion deferred from multiple element arrangements based on the principles mentioned above are recognized on a straight-line basis over the term of the applicable maintenance and support agreement.

        We provide a provision for sales incentives, product returns and stock rotation based on the specific arrangements, if any, and our experience with historical sales returns, stock rotations and other known factors, in accordance with Statement of Financial Accounting Standard No. 48, “Revenues Recognition When Right of Return Exists” (“SFAS No. 48”) at the time the related revenue is recognized.

        We grant a one-year hardware warranty and three-month software warranty on all of our products. We estimate the costs that may be incurred under our warranty arrangements and record a liability in the amount of such costs at the time product revenue is recognized. We periodically assess the adequacy of the recorded warranty liabilities and adjust the amounts as necessary.

        Allowance for Doubtful Accounts. We evaluate the collectability of our accounts receivable on a specific basis. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, we record a specific allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected.

        Accounting for Stock-Based Compensation. We account for stock based compensation in accordance with Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s Consolidated Statement of Operations. We applies SFAS No. 123(R) and Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF No. 96-18”), with respect to options and warrants issued to non-employees. Accordingly, option valuation models to measure the fair value of the options and warrants at the measurement date as defined in EITF No. 96-18. We recognize compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of the grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

        Inventories. We value our inventories at the lower of cost or estimated market value. Cost being determined on the basis of First In, First Out (“FIFO”) cost method for raw materials and out-of-pocket manufacturing costs. Indirect costs are allocated on average basis. We estimate market value based on our current pricing, market conditions and specific customer information. We write off inventory for slow-moving items or technological obsolescence. We also assess our inventories for obsolescence based upon assumptions about future demand and market conditions. Actual future results may differ from our assessments and result in further devaluations or write-downs that will affect our future results of operations. Once inventory is written off, a new cost basis for these assets is established for future periods. Inventory write offs totaled $0.3 million in 2006, $0.2 million in 2007 and $0.2 million in 2008.

        Marketable securities. We account for our investments in marketable securities using Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” or SFAS No. 115. Our management determines the appropriate classification of marketable securities at the time of purchase and evaluates such designation as of each balance sheet date. To date, all debt securities have been classified as available-for-sale and are carried at fair market value. Fair value is determined based on observable market value quotes or, if market values are not available, using valuation models including assessments of counterparty credit worthiness, credit default risk, underlying security type of collaterals risk premium and overall capital market liquidity conditions. Declines in fair value that are considered other-than-temporary are charged to earnings and those that are considered temporary are reported, as a component of accumulated other comprehensive income in stockholders’ equity. The cost of securities sold is based on the specific identification method.

        Following SEC Staff Accounting Bulletin No. 59, EITF 03-1 and FAS 115-1, management evaluated in each period whether declines in the market value of its securities are other than temporary. Where such declines are determined to be other than temporary, the related unrealized loss is recorded as a write-down included in financial expenses.

        As of December 31, 2008, we held marketable securities in U.S. dollars in the United States. Securities consisting of ARS were classified as long term investments. We hold ARS with par value of $27.9 million that bear interest linked to LIBOR. We determined the fair value of the ARS as of December 31, 2008, at $15.3 million, based on a third party valuation using a discounted cash flow model, whose inputs include interest rate curves, credit spreads, bond prices, volatilities and illiquidity considerations. During 2008, we monetized $12.4 million of ARS at par value and recorded a net impairment charge of $7.7 million in our statement of operations as a result of a further devaluation that was considered “other than temporary.” See “ITEM 3: Key Information–Risk Factors–We have invested a substantial portion of our cash in auction-rate securities, which subjects us to liquidity and investment risk. Due to uncertainties in the capital markets regarding auction-rate securities, we recorded impairment charges in 2007 and 2008, and, if the fair value of these investments were to decline further, we could be required to record further impairment charges related to these investments.” .. If the fair value of these ARS was to decline further, we could be required to record further impairment charges related to these ARS in the future.

        Impairment of Goodwill and Long Lived Assets. Goodwill represent the excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill. Under Statement of Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) goodwill and intangible assets deemed to have indefinite lives are tested for impairment annually, or more often if there are indicators to impairment present.

        We perform our annual impairment analysis of goodwill as of December 31 of each year, or more often as applicable. The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill at the level of the reporting units. In the first step, or Step 1, we compare the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and we are not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then we must perform the second step, or Step 2, of the impairment test in order to determine the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference. If and when we are required to perform a Step 2 analysis, determining the fair value of its net assets and its off-balance sheet intangibles would require it to make judgments that involve the use of significant estimates and assumptions.

        We believe that our business activity and management structure meet the criterion of being a single reporting unit for accounting purposes. In the Step 1 test, we estimated our fair value as of December 31, 2008 using a third party valuation study. Our estimated fair value is based on a simple average of two valuation results using two different approaches that we believe are the most applicable approaches at the valuation time; the income approach using discounted cash flow method (DCF) and the market approach using guideline company method. Developing estimates of fair value, under the methods we have used, requires significant judgments, including but not limited to making assumptions about appropriate discount rates, perpetual growth rates, relevant comparable market multiples and the amount and timing of expected future cash flows. The cash flows employed in our valuation analysis are based on management’s best estimates at the time of the valuation process based on existing marketplace factors and risks, as well as assumptions of growth rates, profitability, capital investments required to support the business in future years and other inputs. There is no assurance that actual results in the future will approximate these forecasts, hence our conclusion with regard to the goodwill impairment may differ accordingly. Based on the results of this valuation study we determined that the goodwill was not impaired.

        Additionally, we evaluated the reasonableness of the estimated fair value by reconciling to our market capitalization. Our reconciliation of the gap between our market capitalization and the estimated fair value depends on various factors, some of which are qualitative and involve management judgment. Factors taken into account were primarily, the stock price and its behavior, its trading volume, recent events that could have a substantial impact on the stock price, comparable companies’ performance, analysts’ expectations, estimated control premium that an investor would be willing to pay for a controlling interest in us, primarily based on recent transactions and other factors. Because our market capitalization is similar to its value as of December 31, 2008, we will continue to monitor our market capitalization and perform impairment testing if deemed necessary.

        Our long lived assets consist primarily of property and equipment and other intangible assets. Our long lived assets are amortized using the straight-line basis over their estimated useful lives. The carrying amount of these assets to be held and used is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. As this test requires considerable judgment and estimation of future cash flows, changes in these estimations may affect our results of operations significantly. Based on the impairment test performed as of December 31, 2008, no impairment was identified.

        Contingencies. From time to time, we are defendant or plaintiff in various legal actions, which arise in the normal course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies, if any, which would impact our results of operations, is made after considered analysis of each individual action together with our legal advisors. The required reserves may change in the future due to new developments in each matter or changes in circumstances and estimations. A change in the required reserves would impact our results of operations in the period the change is made.

Recent Accounting Pronouncements

        In December 2007, the FASB issued Statement of Financial Accounting Standard No. 141R, “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. SFAS No. 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. Accordingly, any business combinations we execute will be recorded and disclosed following existing GAAP until January 1, 2009. We expect that SFAS No. 141R will have an impact on our consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions we consummate after the effective date. We do not expect the adoption of SFAS No. 141R to have a material impact on our consolidated financial position, results of operations and cash flows.

        In March 2008, the FASB issued Statement of Financial Accounting Standard No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”) an amendment to SFAS No. 133. SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. We do not expect the adoption of SFAS No. 161 to have a significant effect on our consolidated financial position, results of operations or cash flows.

        In April 2008, the FASB issued FSP No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP No. 142-3”). FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” FSP No. 142-3 is effective for fiscal years beginning after December 15, 2008. We do not expect the adoption of FSP No. 142-3 will have a significant effect on our consolidated financial position, results of operations and cash flows.

        In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” We are currently evaluating the impact of SFAS No. 162 on our financial statements, and the adoption of this statement is not expected to have a significant effect on our consolidated financial statements.

        In June 2008, the FASB issued FSP EITF No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“EITF No. 03-6-1”). Under EITF No. 03-6-1, unvested share-based payment awards that contain rights to receive non-forfeitable dividends (whether paid or unpaid) are participating securities, and should be included in the two-class method of computing EPS. EITF No. 03-6-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those years, and is not expected to have a significant effect on our consolidated financial statements.

Results of Operations

        The following table sets forth our statements of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2006	2007	2008

Revenues:
Products	84.2%	77.1%	73.1%
Services	15.8	22.9	26.9
Total revenues	100.0	100.0	100.0
Cost of revenues:
Products	18.8	20.3	22.1
Services	3.4	4.4	4
Total cost of revenues	22.2	24.7	26.1
Gross profit	77.8	75.3	73.9
Operating expenses:
Research and development, net	22.1	28.9	32.2
Sales and marketing	45.3	55.6	53.3
General and administrative	10.2	17.2	16.6
In Process Research and Development	-	-	0.7

Total operating expenses	77.5	101.7	102.8

Operating income (loss)	0.3	(26.4)	(29)
Financing and other income (expenses), net	1.9	(2.6)	(14.9)

Income (loss) before income tax benefit (expense)	2.2	(29.0)	(43.9)
Income tax benefit (expense)	0.3	1.6	0.6

Net income (loss)	1.8	(30.6)	(44.5)

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

      Revenues

        Products. Product revenues increased by $2.0 million, or 8%, to $27.1 million in 2008 from $25.1 million in 2007. The increase is primarily attributable to successful deployment of our first product of the Service Gateway series.

        Services. Service revenues increased by $2.6 million, or 35.1%, to $10 million in 2008 from $7.4 million in 2007. The increase in service revenues is primarily attributable to an increase in our installed base.

        Revenues from products, which comprised 73.1% of our total revenues in 2008, decreased by 4% compared to 2007, while the service revenues increased by a similar percentage.

      Cost of revenues and gross margin

        Products. Cost of product revenues increased by $1.6 million, or 24.2%, to $8.2 million in 2008 from $6.6 million in 2007. This increase is consistent with the increase in revenues. Product gross margin was 69.7% in 2008 compared to 73.7% in 2007. This decrease is primarily attributable to higher sales volume of our high-end products, which require higher material and labor costs.

        Services. Service cost of revenues increased by $0.1 million, or 7.1%, to $1.5 million in 2008 from $1.4 million in 2007. This increase is primarily attributable to increased royalties. Services gross margin was 85.0% in 2008 compared to 81.0% in 2007.

        Total gross margin was 73.9% in 2008 compared to 75.3% in 2007.

      Operating expenses

        Research and development. Gross research and development expenses increased by $2.8 million, or 23.7%, to $14.6 million in 2008 from $11.8 million in 2007. This increase is primarily attributable to an increase in salaries and labor costs of approximately $1.3 million, which principally resulted from salary raises and the devaluation of the U.S. dollar relative to the shekel as well as the acquisition of the business of Esphion; an increase in other expenses, principally consisting of employee related expenses and overhead, of approximately $1.2 million; and an increase in depreciation of $0.3 million.

        Research and development expenses, net of received and accrued grants from the Office of the Chief Scientist, increased by approximately $2.7 million, or 28%, to $12.0 million in 2008 from $9.3 million in 2007. Grants totaled $2.7 million in 2008 compared to $2.4 million in 2007. The increase in grants received is primarily attributable to the devaluation of U.S. dollar relative to the shekel. Research and development expenses, net, as a percentage of revenues increased to 32.2% in 2008 from 28.9% in 2007.

        Sales and marketing. Sales and marketing expenses increased by $1.7 million in 2008, or 9.4%, to $19.8 million in 2008 from $18.1 million in 2007. This increase resulted from an increase in salaries and related expenses of $0.8 million, primarily related to an increase in presale support personnel, increased commissions resulting from increased sales, an increase of $0.6 million in travel expenses primarily due to increased sales and an increase of $0.3 million in depreciation.

        Sales and marketing expenses, as a percentage of revenues decreased to 53.3% in 2008 from 55.6% in 2007.

        General and administrative. General and administrative expenses increased by $0.6 million, or 10.7%, to $6.2 million in 2008 from $5.6 million in 2007. This increase is primarily attributable to an increase of $0.3 million in salaries and related expenses primarily due to devaluation of the U.S. dollar relative to the shekel, an increase in employee relate expenses and overhead expenses of $0.4 million and an increase in bad debt expenses of $0.1 million partially offset by a decrease in professional service and travel expenses of $0.2 million.

        General and administrative expenses as a percentage of revenues decreased to 16.6% in 2008 from 17.2% in 2007.

        Financial and other income (expenses), net. Financial and other expenses, net were $5.5 million in 2008 compared to $0.9 million in 2007. The increase in financial and other expenses, net is primarily attributable to a net impairment charge of $7.7 million compared to a net impairment charge of $4.9 million in 2007 related to our investment in ARS, a decrease in interest received on cash balances and marketable securities of $1.6 million, which is primarily attributable to the decline in interest rates in 2008, and an increase in interest and other expenses partially offset by a decrease in foreign currency transactions differences, net of $0.2 million.

        Income tax expense. Income tax expense was $0.2 million in 2008 compared to an income tax expense of $0.5 million in 2007. The decrease is primarily attributable to a write-down of a withholding tax asset in 2007.

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

        Research and development expenses, net of received and accrued grants from the Office of the Chief Scientist, increased by $1.9 million, or 24.6%, to $9.4 million in 2007 from $7.5 million in 2006. Grants totaled $2.4 million in 2007 compared to $1.8 million in 2006. The increase in grants received was due to a larger grant approved by the Office of the Chief Scientist and the devaluation of U.S. dollar relative to the NIS. Research and development expenses, net, as a percentage of revenues increased to 28.9% in 2007 from 22.1% in 2006.

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

        As of December 31, 2008, we had $40.0 million in cash and cash equivalents, $2.1 million in restricted deposit and short term bank deposits and $15.3 million in marketable securities representing investment in ARS. As of December 31, 2008, our working capital, which we calculate by subtracting our current liabilities from our current assets, was $40.7 million.

        Based on our current business plan, we believe that our existing cash balances, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next twelve months. In addition, we believe that the current lack of liquidity of the ARS will not have a material impact on our liquidity, cash flow or our ability to fund our operations for at least the next twelve months. If our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate and are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange additional debt financing. In addition, we may seek to sell additional equity or arrange debt financing to give us financial flexibility to pursue attractive acquisition or investment opportunities that may arise in the future, although we currently do not have any specific acquisitions or investments planned.

        Operating activities. Net cash used in operating activities in 2008 was $0.4 million. Net cash used in operating activities was primarily attributable to our net loss of $16.5 million and was partially offset by non-cash expenses consisting primarily of a $7.7 million impairment charge, net against ARS, $2.4 million of depreciation and amortization of intangible assets, including a write-down of in process research and development, $1.7 million of stock-based compensation expense. In addition, a decrease of $2.6 million in other receivables and prepaid expenses primarily attributable to collection of receivable from the Office of Chief Scientist, an increase of $1.4 million in deferred revenues and an increase of $1.5 million in other payables and accrued expenses, partially offset by changes in other balance sheet items, net of $0.1 million caused a further decrease of the net cash used in operating activities.

        Net cash used in operating activities in 2007 was $5.7 million. Net cash used in operating activities was primarily attributable to our net loss of $9.9 million and was partially offset by non-cash expenses that primarily consisted of a $4.9 million impairment charge against ARS, $1.5 million of depreciation and amortization and $1.4 million of stock-based compensation expenses. In addition, an increase of $1.9 million in trade receivables, an increase of $1.8 million in other receivables and prepaid expenses, which is primarily attributable to the increase of a receivable from the Office of Chief Scientist, an increase of $1.2 million in inventories balances, a decrease of $1.0 million in trade payables and changes in other balance sheet items, net of $0.4 million, partially offset by the increase of $1.0 million in employees and payroll accruals and an increase of $1.7 million in deferred revenues, caused a further increase of the net cash used in operating activities.

        Net cash provided by the operating activities in 2006 was $1.4 million. This net cash was generated primarily from our net income of $0.6 million adjusted for non-cash expenses of $2.2 million and by an increase in trade and other accounts payable of $2.8 million, an increase of $1.1 million in deferred revenues, partially offset by an increase of $2.3 million in trade receivables, an increase of $1.9 million in inventories, and by an increase of $1.1 million in other receivables and prepaid expenses and other assets due to prepaid payments for the lease on our current offices in Hod-Hasharon, Israel.

        Investing activities. Net cash provided by investing activities in 2008 was $11.0 million, primarily attributable to redemption and sale of available-for-sale marketable securities in the amount of $19.6 million, partially offset by $3.8 million attributable to the acquisition of Esphion, $2.3 million of capital investments related primarily to research and development equipment, and a $1.1 million increase in restricted deposit primarily for securing hedging transactions and $1.0 million investment in short term bank deposits. Net cash provided by investing activities in 2007 was $25.6 million, primarily due to redemption and sale of available-for-sale marketable securities in the amount of $115.7 million, partially offset by investment in available-for-sale marketable securities in the amount of $87.1 million, and $3.0 million of capital investment primarily in research and development equipment. Net cash used in investing activities in 2006 was $73.9 million and consisted primarily of $104.1 million investments in available-for-sale marketable securities, partially offset by $32.5 million of redemption and sales of available-for-sale marketable securities, $2.1 million of capital investments primarily in research and development equipment and $0.3 million of investment in severance pay funds.

        We expect that our capital expenditures will total approximately $2.5 million in 2009. We anticipate that these capital expenditures will be primarily related to further investments in lab equipment for research and development, as well as customer support and demo units.

        Financing activities. Net cash provided by financing activities in 2008 was $90,000, which is primarily attributable to the issuance of share capital through stock options and warrant exercises. Net cash provided by financing activities in 2007 was $1.5 million and was generated primarily by the issuance of share capital through stock options and warrant exercises. Net cash provided by financing activities in 2006 was $76.1 million and was primarily attributable to the net funds raised in our initial public offering of $70.5 million, issuance of share capital prior to our initial public offering of $5.4 million and other issuances of share capital due to stock option and warrant exercises including related stock based compensation tax benefits of $0.2 million.

C.	Research and Development, Patents and Licenses

        Our research and development activities take place in Israel and New Zealand. As of December 31, 2008, 94 of our employees were engaged primarily in research and development. We devote a significant amount of our resources towards research and development to introduce and continuously enhance products to support our growth strategy.

        Our research and development efforts have benefited from royalty-bearing grants from the Office of the Chief Scientist. The State of Israel does not own any proprietary rights in technology developed with the Office of the Chief Scientist funding and there is no restriction related to the Office of the Chief Scientist on the export of products manufactured using technology developed with Office of the Chief Scientist funding. For a description of restrictions on the transfer of the technology and with respect to manufacturing rights, see “ITEM 3: Key Information–Risk Factors–The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to comply with such restrictions or these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.”

        Total research and development expenses, before royalty bearing grants, were approximately $9.3 million, $11.8 million and $14.6 million in the years ended December 31, 2006, 2007 and 2008, respectively. Royalty bearing grants amounted to $1.8 million, $2.4 million and $2.7 million in 2006, 2007 and 2008, respectively.

D.	Trend Information

        See “ITEM 5: Operating and Financial Review and Prospects” above.

E.	Off Balance Sheet Arrangements

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Contractual and Other Commitments

        The following table of our material contractual and other obligations known to us as of December 31, 2008, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years
	(in thousands of U.S. dollars)

Operating leases - offices(1)	$3,664	1,011	$2,181	$472	$-
Operating leases - vehicles	193	99	94	-	-
Purchase obligations	1,790	1,790	-	-	-
Accrued severance pay(2)	3,536	-	-	-	3,536

Total	$9,183	$2,900	$2,275	$472	$3,536

(1)	Consists primarily of an operating lease for our facilities in Hod-Hasharon, Israel, as well as operating leases for facilities leased by our subsidiaries.

(2)	Accrued severance pay relates to obligations to our Israeli employees as required under Israeli labor laws. These obligations are payable, among others, upon termination, retirement or death of the respective employee.

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

        Our directors and executive officers, their ages and positions as of May 1, 2009, are as follows:

Name	Age	Position

Directors
Shraga Katz	57	Chairman of the Board
Rami Hadar	45	Director, Chief Executive Officer and President
Dr. Eyal Kishon(1)(2)	49	Director
Nurit Benjamini(1)(2)	42	Director
Shai Saul(1)	47	Director
Steven D. Levy(2)	52	Director
Yigal Jacoby	48	Director

Executive Officers
Amir Hochbaum	49	Vice President - Research and Development
Anat Shenig	40	Vice President - Human Resources
Andrei Elefant	35	Vice President - Product Management and Marketing
Doron Arazi	45	Chief Financial Officer
Elazar (Azi) Ronen	47	Executive Vice President - Corporate Development
Eli Cohen	40	Vice President - International Sales
Jay Klein	45	Vice President - Chief Technology Officer
Pini Gvili	43	Vice President - Operations
Ramy Moriah	53	Vice President - Customer Care and Information Technology
Vin Costello	51	Vice President and General Manager - The Americas

(1)	Member of our compensation and nomination committee.
(2)	Member of our audit committee.

     Directors

        Shraga Katz has served as the Chairman of our board of directors since 2008. Mr. Katz is a Venture Partner of Magma Venture Partners, a venture capital firm specializing in early-stage investments in communication, semiconductors, internet and media. Mr. Katz has over 30 years of experience in the technology sector and has specialized for over 20 years in the communications industry. In 1996, Mr. Katz founded Ceragon Networks Ltd. (NASDAQ: CRNT), a global provider of high capacity wireless networking solutions for mobile and fixed operators and private networks, and served as its President and CEO until mid 2005. Prior to founding Ceragon, Mr. Katz served in the Israeli Defense Forces for 17 years. Mr. Katz was head of the Electronic Research and Development Department of the Israeli Ministry of Defense. Mr. Katz is a two-time winner of the Israel Defense Award, Israel’s most prestigious recognition for research and development. Mr. Katz holds a B.Sc. from the Technion – Israel Institute of Technology and an M.B.A. from Tel Aviv University.

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

        Nurit Benjamini has served as an outside director since 2007. Ms. Benjamini has served as the Chief Financial Officer of CopperGate Communications Ltd., a system-on-chip company that develops markets and sells chipsets for the home networking and MDU/MTU Broadband Access markets, since 2007. Previously, Ms. Benjamini served as the Chief Financial Officer of Compugen Ltd. (NASDAQ: CGEN) from 2000 to 2007. Prior to her position with Compugen Ltd., from 1998 to 2000, Ms. Benjamini served as the Chief Financial Officer of Phone-Or Ltd. Between 1993 and 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd.. Ms. Benjamini holds a B.A. in Economics and Business and an M.B.A. in Finance, both from Bar Ilan University, Israel.

        Shai Saul has served as a director since 2000. Mr. Saul is currently Managing General Partner of Tamir Fishman Ventures. During 2001, he acted as interim-CEO for CopperGate Communications Ltd. From 1994 to 1999, Mr. Saul acted as Executive Vice President for Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN, acquired by Vector in 2009), a leading provider of digital security solutions. From 1993 to 1994, he served as CEO of Cleantech vendor Ganot Ltd., Mr. Saul also serves as Chairman of the Board of CopperGate Communications Ltd., and as member of the board of EZChip Semiconductor Ltd. (NASDAQ: EZCH), SuperFish Inc., Aniboom Ltd., Polls Boutique Ltd., Internet Fields Forever Ltd. and Tamir Fishman Ventures Management II Ltd. Mr. Saul holds an LL.B. from Tel Aviv University.

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

        Yigal Jacoby co-founded our company in 1996 and serves as member of our board of directors. Mr. Jacoby was Chairman of our board of directors until 2008. Prior to co-founding Allot, Mr. Jacoby served as General Manager of Bay Network’s Network Management Division in Santa Clara from 1996 to 1997. In 1992, he founded Armon Networking, a manufacturer of RMON-based network management solutions, which was sold to Bay Networks in 1996. He also held various engineering and marketing management positions at Tekelec, a manufacturer of Telecommunication monitoring and diagnostic equipment, including Director, OSI & LAN Products from 1989 to 1992 and Engineering Manager from 1987 to 1989. Mr. Jacoby has founded several startups in the communications field and served on their boards. Mr. Jacoby has a B.A., cum laude, in Computer Science from Technion – Israel Institute of Technology and an M.Sc. in Computer Science from University of Southern California.

     Executive Officers

        Amir Hochbaum has served as our Vice President – Research and Development since 2008. Before joining Allot, Mr. Hochbaum served as the Chief Operating Officer of Axerra Networks. From 2005 to 2007, Mr. Hochbaum was Senior Vice President, Research, Development and Operations of Vyyo Israel (NASDAQ: VYYO) where he also served as a member of Vyyo’s executive management team. Prior to Vyyo, between 1994 and 2005, Mr. Hochbaum held a succession of management positions at Avaya (formerly Lucent, Madge and Lannet) including Managing Director and Vice President of R&D. Between 1984 and 1994, Mr. Hochbaum held a succession of management positions at ServiceSoft, including management of engineering, product development, product management and customer service . Mr. Hochbaum holds a B.S. in Mathematics and Computer Science and an M.S. in Computer Science from the Hebrew University of Jerusalem.

        Anat Shenig joined our company in 2000 and has served as our Vice President – Human Resources since 2007. Ms. Shenig is responsible for human resources recruiting, welfare policy and employees’ training. Prior to joining us, Ms. Shenig served as Human Resource Manager for Davidoff insurance company and as an organizational consultant for Aman Consulting. Ms. Shenig holds bachelor degrees in Psychology and Economics from Tel Aviv University and an M.B.A. in organizational behavior from Tel Aviv University.

        Andrei Elefant joined our company in 2000 and has served as our VP Product Management since 2007. Mr. Elefant assumed responsibility to our marketing activities in 2008. Mr. Elefant is responsible for product management, product marketing and strategic project management. Prior to joining us, Mr. Elefant served as officer in the Israeli air force. Mr. Elefant holds a B.Sc. in Mechanical Engineering from the Technion – Israel Institute of Technology and an M.B.A. from Tel-Aviv University.

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

        Jay Klein joined our company in 2006 and has served as our VP and CTO since 2007. Mr. Klein is responsible for driving our technology strategy, expanding our core algorithmic competence and driving intellectual property development, industry standards involvement and academic cooperation. Prior to joining us, between 2004 and 2006, Mr. Klein served as VP at DSPG (VoIP and multimedia silicon solutions) where he was responsible for strategic technology acquisitions. Between 1997 and 2003, Mr. Klein was Co-Founder and CTO of Ensemble Communications, a wireless access systems manufacturer and was one of the founders and creators of WiMAX and IEEE 802.16. Prior to that, between 1993 and 1997, he served as CTO and VP of R&D at CPT Systems, a cellular systems manufacturer, which was acquired by DSP Communications and later by Intel. Mr. Klein holds a B.Sc. in Electrical and Electronic Engineering from Tel-Aviv University.

        Pini Gvili has served as our Vice President – Operations since 2006. Prior to joining us, from 2004 to 2006, he served as Vice President Operations for Celerica, a start-up company specializing in solutions for cellular network optimization. From 2001 to 2004, Mr. Gvili was the Vice President – Operations and IT at Terayon Communication Systems, and from 1998 to 2000, held the position of Manager of Integration and Final Testing at Telegate. Mr. Gvili was also a hardware/software engineer at Comverse/Efrat, a world leader of voice mail and digital recording systems, from 1994 to 1997. Mr. Gvili has a B.Sc. in Computer Science from Champlain University and was awarded a practical electronics degree from ORT Technical College.

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

        Vin Costello has served as our VP and & General Manager – Americas since 2006. Mr. Costello began his career with NYNEX and rapidly rose through the ranks achieving the title of Vice President, Business Network Solutions and Vice President Global Sales. Mr. Costello founded and headed NYNEX Network Integration and upon the merger with Bell Atlantic, was named President and CEO of Bell Atlantic Network Integration. Mr. Costello departed Verizon for an optical networking start-up where he served as VP of Sales and assisted Corvis Corporation, in their successful initial public offering. Mr. Costello was subsequently named VP and General Manager of the Managed Storage Division after Corvis purchased Broadwing and reinvented itself as a service provider. Mr. Costello holds a B.Sc. in Computer Applications and Information Systems as well as Business Management (double major) from New York University and earned an M.Sc. in Telecommunications and Computing Management from Polytechnic University.

B.	Compensation of Officers and Directors

        The aggregate compensation paid to or accrued on behalf of our directors and executive officers as a group during 2008 consisted of approximately $2.7 million in salary, fees, bonus, commissions and directors’ fees and approximately $136,000 in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers, expenses, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

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

        During 2008, our officers and directors received, in the aggregate, options to purchase 680,000 ordinary shares under our equity based compensation plans. These options have a weighted average exercise price of approximately $2.51 and the options will expire ten years after the date the options were granted

C.	Board Practices

Corporate Governance Practices

        As a foreign private issuer, we are permitted under NASDAQ Marketplace Rule 5615(a)(3) to follow Israeli corporate governance practices instead of the NASDAQ Global Market requirements, provided we disclose which requirements we are not following and the equivalent Israeli requirement. See “ITEM 16F: Corporate Governance Requirements” for a discussion of those ways in which our corporate governance practices differ from those required by NASDAQ for domestic companies.

Board of Directors

     Terms of Directors

        Our current board of directors consists of seven directors, each of whom was appointed by a certain group of shareholders pursuant to rights of appointment granted in our previous articles of association, except for Mr. Hadar, who serves on our board of directors by virtue of his position as Chief Executive Officer and the outside directors, Ms. Benjamini and Mr. Levy, who were elected by our shareholders in 2007 and Mr. Katz, who was elected by our shareholders in 2008. Our articles of association provide that we may have not less than five directors and up to nine directors. The members of our board of directors do not receive any additional remuneration upon termination of their services as directors.

        Under our articles of association our directors (other than the outside directors, whose appointment is required under the Companies Law; see “–Outside Directors”) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the outside directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. Shraga Katz who is a Class I director, will hold office until our annual meeting of shareholders to be held in 2010. Class II directors, consisting of Dr. Eyal Kishon and Shai Saul, will hold office until our annual meeting of shareholders to be held in 2011. Class III directors, consisting of Yigal Jacoby and Rami Hadar, will hold office until our annual meeting of shareholders to be held in 2009. The directors shall be elected by a vote of the holders of a majority of the voting power present and voting at that meeting. Each director, will hold office until the annual general meeting of our shareholders for the year in which his term expires and until his successor is elected and qualified, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he is removed from office as described below.

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

        A person may not serve as an outside director if at the date of the person’s appointment or within the prior two years, the person, the person’s relatives, entities under the person’s control, any person or entity to whom such person is subordinated (whether directly or indirectly) or the person’s partners or employer, have or had any affiliation with us or any entity controlled by or under common control with us during the prior two years, or which controls us at the time of such person’s appointment.

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

        The Companies Law provides that each outside director must meet certain professional qualifications or have financial and accounting expertise, and that at least one outside director must have financial and accounting expertise. However, if at least one of our directors meets the independence requirements of the Securities Exchange Act of 1934, as amended, and the standards of the NASDAQ Global Market rules for membership on the audit committee and also has financial and accounting expertise as defined in the Companies Law and applicable regulations, then our outside directors are required to meet the professional qualifications only. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. The regulations define a director with the requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to the office of an outside director, or (3) the director has at least five years of cumulative experience serving in one or more of the following capacities: (a) a senior business management position in a corporation with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration. An outside director that ceases to meet the statutory requirements for his or her appointment must immediately notify us of the same and his or her office will become vacated upon such notice.

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

     NASDAQ Requirements

        Under the rules of the NASDAQ Global Market, a majority of directors must meet the definition of independence contained in those rules. Our board of directors has determined that all of our directors, other than Shraga Katz, Yigal Jacoby and Rami Hadar, meet the independence standards contained in the rules of the NASDAQ Global Market. We do not believe that any of these directors have a relationship that would preclude a finding of independence under these rules and, in reaching its determination, our board of directors determined that the other relationships that these directors have with us do not impair their independence.

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

Compensation and Nominating Committee

        We have established a compensation and nominating committee consisting of our directors, Dr. Eyal Kishon, Ms. Nurit Benjamini and Mr. Shai Saul. This committee also oversees matters related to our corporate governance practices. Our board of directors has adopted a compensation and nominating committee charter setting forth the responsibilities of the committee consistent with the NASDAQ Global Market rules, which include:

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

        Our articles of association allow us to indemnify and insure our office holders to the fullest extent permitted by the Companies Law. Our office holders are currently covered by a directors and officers’ liability insurance policy. In May 2007, we and certain of our officers and directors were named as defendants in a number of purported securities class action lawsuits filed in the United States District Court for the Southern District of New York and that were consolidated to “In re Allot Communications Ltd. Securities Litigation.” under Master File No. 07-cv-03455 (RJH). See “ITEM 8: Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings.” As of the date of this annual report, no other claims for directors and officers’ liability insurance have been filed under our policies and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

        We have entered into agreements with each of our directors and with certain of our office holders exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and the insurance is subject to our discretion depending on its availability, effectiveness and cost. The current maximum amount set forth in such agreements is the greater of (1) with respect to indemnification in connection with a public offering of our securities, the gross proceeds raised by us and/or any selling shareholder in such public offering, and (2) with respect to all permitted indemnification, including a public offering of our securities, an amount equal to 50% of the our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnity payment is made.

        In the opinion of the U.S. Securities and Exchange Commission, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

D.	Employees

        As of December 31, 2008, we had 243 employees of whom 174 were based in Israel, 29 in the United States and the remainder in Asia and Europe. The breakdown of our employees by department is as follows:

	December 31,
Department	2006	2007	2008

Manufacturing and operations	16	16	16
Research and development	98	92	94
Sales, marketing, service and support	95	102	102
Management and administration	27	32	31

Total	236	242	243

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

Beneficial Ownership of Executive Officers and Directors

        The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of May 1, 2009, of each of our directors and executive officers.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class

Directors
Shai Saul(2)	2,345,343	10.6%
Dr. Eyal Kishon(3)	2,042,260	9.3%
Yigal Jacoby(4)	1,844,722	8.0%
Rami Hadar	446,065	2.0%
Nurit Benjamini	*	*
Shraga Katz	*	*
Steven D. Levy	*	*

Executive Officers
Amir Hochbaum	*	*
Anat Shenig	*	*
Andrei Elefant	*	*
Doron Arazi	*	*
Elazar (Azi) Ronen	*	*
Eli Cohen	*	*
Jay Klein	*	*
Pini Gvili	*	*
Ramy Moriah	*	*
Vin Costello	*	*

All directors and executive officers as a group	7,050,859	31.1%

*	Less than one percent of the outstanding ordinary shares.

(1)	As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from May 1, 2009 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 22,069,438 ordinary shares outstanding as of May 1, 2009.

(2)	Consists of 2,331,593 shares held by the Tamir Fishman Ventures and options to purchase 13,750 shares held by Shai Saul. Mr. Saul is a managing partner of Tamir Fishman and, by virtue of his position, may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by the Tamir Fishman Ventures. Mr. Saul disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(3)	Consists of 2,028,510 shares held by the Genesis Group and an option to purchase 13,750 shares held by Dr. Eyal Kishon. Dr. Kishon is a managing partner of Genesis Partners and, by virtue of his position, may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by the Genesis Group. Dr. Kishon disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(4)	Consists of 835,410 shares held by Odem Rotem Holdings Ltd., a company wholly-owned and controlled by Yigal Jacoby, 58,548 shares jointly held by Yigal Jacoby and his spouse, Anat Jacoby, and an option to purchase 481,794 shares held by Odem Rotem Holdings. Also consists of options held directly by Mr. Jacoby to purchase 222,491 shares and a right held by Mr. Jacoby to purchase 246,479 shares currently held by a trustee. See “ITEM 7: Major Shareholders and Related Party Transactions–Related Party Transactions–Escrow Agreement with Yigal Jacoby.”

        Our directors and executive officers hold, in the aggregate, options exercisable into 2,295,154 ordinary shares. The 2,295,154 options have a weighted average exercise price of approximately $3.14 per share and have expiration dates until 2018.

Share Option Plans

        We have adopted four share option plans and, as of May 1, 2009, we had 4,726,075 ordinary shares reserved for issuance under these plans, with respect to which (i) options to purchase 3,984,518 ordinary shares at a weighted average exercise price of $3.44 per share were outstanding, and (ii) options to purchase 1,759,169 ordinary shares were already exercised by certain of the grantees and such shares were issued by us. As of May 1, 2009, options to purchase 2,347,412 ordinary shares were vested and exercisable.

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

        The number of ordinary shares that we may issue under the 2006 plan will increase on the first day of each fiscal year during the term of the 2006 plan, in each case in an amount equal to the lesser of (i) 1,000,000 shares, (ii) 3.5% of our outstanding ordinary shares on the last day of the immediately preceding year, or (iii) an amount determined by our board of directors. The number of shares subject to the 2006 plan is also subject to adjustment if particular capital changes affect our share capital. Ordinary shares subject to outstanding awards under the 2006 plan or our 2003 plan or 1997 plans that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2006 plan. As of May 1, 2009, options or other awards to purchase 2,324,399 ordinary shares had been granted under the 2006 plan and 738,607 remained available for future options or other awards.

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

     Allot Communications Ltd. Key Employee Share Incentive Plan (2003)

        Our 2003 share option plan provides for the grant of options to our and our affiliates’ employees, directors, officers, consultants, advisers and service providers. As of May 1, 2009, there were outstanding options to purchase 2,086,918 ordinary shares under the plan, of which options to purchase 1,843,560 ordinary shares were vested and exercisable and options to purchase 998,702 ordinary shares were already exercised for ordinary shares. We no longer grant options under this plan, and ordinary shares underlying any option granted under this plan that terminates without exercise become available for future issuance under our 2006 plan.

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

     Allot Communications Ltd. Key Employees Share Incentive Plan and Key Employees of Subsidiaries andConsultants Share Incentive Plan (1997)

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

        As of May 1, 2009, there were outstanding options to purchase 8,554 ordinary shares under the two plans, all of which were vested, and options to purchase 757,517 ordinary shares that were already exercised for ordinary shares. We no longer grant options under these plans, and ordinary shares underlying any option granted under these plans that terminate without exercise become available for future issuance under our 2006 plan.

        The plans are administered by our compensation and nominating committee.

ITEM 7: Major Shareholders and Related Party Transactions

A.	Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of May 1, 2009, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Brookside Capital Fund(2)	3,426,638	15.5%
Tamir Fishman Ventures(3)	2,345,343	10.6%
Zohar Zisapel(4)	2,292,319	10.4%
Genesis Partners(5)	2,042,260	9.3%
Yigal Jacoby(6)	1,844,722	8.0%
Gemini Group(7)	1,702,679	7.7%
Partech International Group(8)	1,268,181	5.8%

(1)	As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from May 1, 2009 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 22,069,438 ordinary shares outstanding as of May 1, 2009.

(2)	Based on a Schedule 13G/A filed on February 17, 2009. Consists of 3,426,638 shares held by Brookside Capital Partners Fund, L.P., a Delaware limited partnership. Brookside Capital Investors, L.P., a Delaware limited partnership is the sole general partner of the Brookside Capital Partners Fund, L.P. Brookside Capital Management, LLC, a Delaware limited liability company, is the sole general partner of Brookside Capital Investors, L.P. Domenic J. Ferrante is the sole managing member of Brookside Capital Management, LLC. The address of the Brookside entities and the foregoing individual is 111 Huntington Avenue, Boston, Massachusetts 02199.

(3)	Based on a Schedule 13G/A filed on February 14, 2008. Consists of 1,165,014 shares held by Tamir Fishman Ventures II L.P., 804,842 shares held by Tamir Fishman Venture Capital II Ltd., 155,904 shares held by Tamir Fishman Ventures II (Israel) L.P., 138,310 shares held by Tamir Fishman Ventures II (Cayman Islands) L.P., 54,543 shares held by Tamir Fishman Ventures II CEO Funds (U.S.) L.P., 12,980 shares held by Tamir Fishman Ventures II CEO Funds L.P. and an option to purchase 13,750 shares held by Shai Saul. Tamir Fishman Ventures II, LLC is the sole general partner of each of the foregoing limited partnerships and has management rights over the shares held by Tamir Fishman Venture Capital II Ltd. by virtue of a management agreement with Tamir Fishman Ventures II, LLC. The managing members of Tamir Fishman Ventures II, LLC are Shai Saul, Michael Elias and Tamir Fishman & Co. Ltd. Eldad Tamir and Danny Fishman are Co-Presidents and Co-Chief Executive Officers of Tamir Fishman & Co. Ltd. and, by virtue of their positions, may be deemed to be beneficial owners of the securities held thereby. Each of the foregoing entities and individuals disclaims beneficial ownership of these securities except to the extent of its or his pecuniary interest therein. The address of the Tamir Fishman entities and the foregoing individuals is 21 Haarbaa, Tel Aviv 64739 Israel.

(4)	Based on a Schedule 13G/A filed on March 30, 2009. Consists of 2,227,428 shares are held by Zohar Zisapel and 64,891 shares are held by Lomsha Ltd., an Israeli company controlled by Zohar Zisapel. The address of Mr. Zisapel and Lomsha Ltd. is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

(5)	Based on a Schedule 13G filed on February 14, 2007. Consists of 1,312,770 shares held by Genesis Partners I L.P., 715,740 shares held by Genesis Partners (Cayman) L.P. and an option to purchase 13,750 shares held by Dr. Eyal Kishon. Eddy Shalev and Dr. Kishon are the directors of E. Shalev Management Ltd., a general partner of these funds. These individuals each have voting, investment and dispositive power with respect to the shares held by the Genesis entities and may be deemed to be beneficial owners of the securities held thereby. Each individual disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address of the Genesis entities and the foregoing individuals is 11 HaMenofim Street, Herzliya Pituach 46725, Israel.

(6)	Based on a Schedule 13G/A filed on March 24, 2009. Consists of 30,000 ordinary shares personally held by Yigal Jacoby, 58,528 ordinary shares held jointly by Yigal Jacoby and his wife, Anat Jacoby. Also consists of options held directly by Mr. Jacoby to purchase 222,491 shares and a right held by Mr. Jacoby to purchase 246,479 shares currently held by a trustee. Also consists of 835,410 shares held by Odem Rotem Holdings Ltd., a company wholly-owned and controlled by Mr. Jacoby, and an option to purchase 481,794 shares held by Odem Rotem Holdings. The address of Mr. Jacoby is 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 45240, Israel. The address of Odem Rotem Holdings Ltd. and Anat Jacoby is 9 Nordau Street, Rannana, Israel.

(7)	Based on a Schedule 13G/A filed on February 14, 2008. Consists of 880,295 shares held by Gemini Israel II L.P., 690,669 shares held by Gemini Israel II Parallel Fund L.P., 112,216 shares held by Advent PGGM Gemini L.P. and 19,499 shares held by Gemini Partner Investors L.P. The board of directors of Gemini Israel Funds Ltd. has sole investment control with respect to these entities and is comprised of Steve Kahn, Amram Rasiel, Dr. A.I. (Ed) Mlavsky, Yossi Sela and David Cohen. These individuals share voting power over the shares and held by the Gemini entities and may be deemed to be the beneficial owners of the securities held thereby. Each individual disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address of the Gemini entities and the foregoing individuals is 9 HaMenofim Street, Herzliya Pituach 46725, Israel.

(8)	Based on a Schedule 13G/A filed on February 17, 2009. Consists of 469,537 shares held by Partech International Growth Capital I LLC, 533,565 shares held by Partech International Growth Capital III LLC, 224,098 shares held by AXA Growth Capital II L.P., 32,016 shares held by Double Black Diamond II LLC and 21,346 shares held by Multinvest LLC. 46th Parallel, LLC is the managing member of each of Partech International Growth Capital I, LLC and Partech International Growth Capital III, LLC. 48th Parallel, LLC is the general partner of AXA Growth Capital II L.P. ParVenture Japan Managers, LLC is the managing member of Multinvest, LLC. Thomas G. McKinley and Vincent Worms are the managing members of Double Black Diamond II, LLC. PAR SF, LLC is the managing member of each of 46th Parallel, LLC and 48th Parallel, LLC. Vincent Worms and Vendome Capital, LLC are the managing members of each of PAR SF, LLC and ParVenture Japan Managers, LLC. Thomas G. McKinley is the managing member of Vendome Capital, LLC. Thomas G. McKinley and Vincent Worms share voting power over the shares held by the Partech International Group and may be deemed to be the beneficial owners of the securities held thereby. Each individual disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address of the Partech International entities and the foregoing individuals is 50 California Street, Suite 3200, San Francisco, California.

Significant Changes in the Ownership of Major Shareholders

        As of May 1, 2009 and as of December 31, 2008, Brookside Capital Partners Fund, L.P. was the beneficial owner of 3,426,638, or 15.5%, of our ordinary shares. As of December 31, 2007, Brookside Capital Partners was the beneficial owner of 2,204,921. 10.5%. As of December 31, 2006, Brookside Capital Partners was not a major shareholder. As of May 1, 2009, Zohar Zisapel was the beneficial owner of 2,292,319, or 10.4%, of our ordinary shares. As of December 31, 2006 and 2007, Zohar Zisapel was not a major shareholder.

Record Holders

        Based on a review of the information provided to us by our transfer agent, as of May 1, 2009, there were 38* record holders of ordinary shares, of which 14,975,356 represented United States* record holders holding approximately 67% of our outstanding ordinary shares.

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

Registration Rights

        We have entered into an amended and restated investors rights agreement with certain of our shareholders, pursuant to which such holders are entitled to certain registration rights as described below. This amount does not include shares issuable upon the exercise of options and warrants, which are also entitled to registration rights as described under “– Registration Rights–Certain Options and Warrants.” In accordance with such agreement, the following entities, which beneficially own more than 5.0% of our ordinary shares, are entitled to registration rights: the Tamir Fishman Ventures; the Gemini Group; the Genesis Group; the Partech International Group; and our founder and member of the board of directors, Yigal Jacoby and Odem Rotem Holdings, a company wholly-owned and controlled by Mr. Jacoby.

        Demand registration rights. We are required to file a registration statement in respect of ordinary shares held by our former preferred shareholders as follows:

—	two registrations at the request of one or more of our shareholders holding ordinary shares representing in the aggregate a majority of ordinary shares resulting from conversion of our Series A preferred shares, Series B preferred shares, collectively, referred to as the B Registrable Securities, and Series C preferred shares and all ordinary shares issued in respect of such shares;

—	one registration at the request of one of more of our shareholders holding ordinary shares representing in the aggregate a majority of ordinary shares resulting from conversion of our Series D preferred shares and all ordinary shares issued in respect of such shares;

—	one registration at the request of one of more of our shareholders holding ordinary shares representing in the aggregate a majority of ordinary shares resulting from conversion of our Series E preferred shares and all ordinary shares issued in respect of such shares; and

—	provided that (1) the aggregate proceeds from any such registration are estimated in good faith to be in excess of $5.0 million and (2) we are not required to effect a registration within 180 days after the effective date of our initial public offering or a registration statement for any subsequent offering.

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

        Certain options. We have also granted the following registration rights with respect to246,479 ordinary shares that have been issued, but are held in trust for the benefit of our founder and member of the board of directors, Yigal Jacoby, pending his payment of the purchase price of such shares, will be entitled, upon the payment of the purchase price, to the same registration rights as the Series A preferred shares.

Agreements with Directors and Officers

        Employment of Shraga Katz. In June 2008, we entered into an agreement with Shraga Katz governing the terms of his employment with us for the provision of consulting services. Under the terms of the agreement, Mr. Katz was required to devote 20% of his time to his position with us. In November 2008, Mr. Katz was elected as the Chairman of our board of directors and his monthly compensation was increased. The agreement contains standard employment provisions, including provisions relating to confidentiality and assignment of inventions. We may terminate Mr. Katz’s employment on a prior notice pursuant to applicable law, or we may terminate Mr. Katz’s employment without notice if we give a pay in lieu of notice.

        Employment of Yigal Jacoby. In October 2006, we entered into an agreement with Yigal Jacoby governing the terms of his employment with us for the provision of management and guidance services with regard to our strategy, long term vision and key objectives. Under the terms of the agreement, Mr. Jacoby was required to devote 75% of his time to his position with us. In November 2008, the agreement was amended such that Mr. Jacoby’s scope of engagement was reduced to 12.5% of a full time position and his monthly compensation was reduced. The agreement contains standard employment provisions, including provisions relating to confidentiality and assignment of inventions. We may terminate Mr. Jacoby’s employment on thirty days’ prior notice, or we may terminate Mr. Jacoby’s employment without notice if we give him thirty days’ pay in lieu of notice.

        Prior to his transition to a direct employment relationship, Mr. Jacoby provided substantially identical services to us pursuant to a consulting agreement, dated December 2001. The agreement was terminated in October 2006. The agreement contained standard confidentiality provisions that survived the agreement’s termination.

        Escrow Agreement with Yigal Jacoby. A right to purchase 246,479 ordinary shares was granted to Mr. Jacoby in connection with our Series A financing. The shares are issued, but are held in trust for the benefit of the Mr. Jacoby pursuant to an escrow agreement entered into on January 28, 1998, amended on October 26, 2006 and November 13, 2008, by and among the Company, Mr. Jacoby and an escrow agent. Pursuant to the terms of this agreement, the escrow agent is holding such shares for which Mr. Jacoby has paid nominal value. While these shares are held in trust, neither Mr. Jacoby nor the trustee has voting or economic rights with respect to such shares. Mr. Jacoby may exercise his right to purchase the shares in trust, in whole or in part, by paying any portion of the full $600,000 purchase price (less $475 previously paid in respect of the nominal value of the shares) for the respective portion of the shares. Mr. Jacoby has the right to pay any portion of the purchase price for the respective portion of shares by “net payment” of his right to purchase. Mr. Jacoby’s right to purchase expires upon November 15, 2010. See Note 8b(3) to our consolidated financial statements for additional information.

        Technical Training Services Agreement with Experteam. We have received technical writing services from Experteam Ltd., a company owned and controlled by the wife of our founder and member of the board of directors, Yigal Jacoby. We began using Experteam in 2004 and our expenses incurred in connection with the engagement of Experteam were approximately $78,000 in 2006, $36,000 in 2007 and $39,848 in 2008.

        Employment Agreements. We have entered into employment agreements with each of our officers who work for us as employees. These agreements all contain provisions standard for a company in our industry regarding noncompetition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete in Israel is limited.

        Exculpation, Indemnification and Insurance. Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our directors and certain office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, to the extent that these liabilities are not covered by insurance. See “ITEM 6: Directors, Senior Management and Employees–Board Practices–Exculpation, Insurance and Indemnification of Office Holders.”

C.	Interests of experts and counsel

        Not applicable.

ITEM 8: Financial Information

A.	Consolidated Financial Statements and Other Financial Information.

Consolidated Financial Statements

        For our audited consolidated financial statements for the year ended December 31, 2008, please see pages F-2 to F-36 of this report.

Export Sales

        See “ITEM 5: Operating and Financial Review and Prospects” under the caption “Geographic Breakdown of Revenues” for certain details of export sales for the last three fiscal years.

Legal Proceedings

        On May 1, 2007, a securities class action complaint, Brickman Investment Inc. v. Allot Communications Ltd. et al., was filed in the United States District Court for the Southern District of New York. A number of substantially similar complaints were filed in the same court after the original action was filed. We and certain of our directors and officers are named as defendants. The securities class action complaints allege that the defendants violated Sections 11 and 15 of the Securities Act of 1933 by making false and misleading statements and omissions in our registration statement for our initial public offering in November 2006. The claims are purportedly brought on behalf of persons who purchased our stock pursuant to and/or traceable to the initial public offering on or about November 15, 2006 through April 2, 2007. The plaintiffs seek unspecified compensatory damages against the defendants, as well as attorney’s fees and costs. Motions for consolidation and for appointment of lead plaintiff were filed on July 2, 2007 and were decided on March 27, 2008, with an order granting consolidation and appointing co-lead plaintiffs. The Consolidated Amended Compliant was served on June 9, 2008. The defendants moved to dismiss the Consolidated Amended Compliant on August 8, 2008, the plaintiffs filed their opposition thereto on October 21, 2008 and the defendants filed their reply on December 15, 2008. We believe that we have meritorious defenses to the pleaded claims. We intend to vigorously defend against those claims.

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

Year	High	Low

2006	$13.81	$10.10
2007	11.50	4.35
2008	4.81	1.60
2009	2.33	1.42

2007

First Quarter	$11.50	$8.42
Second Quarter	8.31	6.45
Third Quarter	8.06	5.63
Fourth Quarter	6.96	4.35

2008

First Quarter	$4.85	$2.24
Second Quarter	3.54	2.50
Third Quarter	2.88	2.29
Fourth Quarter	2.45	1.60

2009

First Quarter	$1.80	$1.42
Second Quarter	2.33	1.52

Most Recent Six Months

May 2009	$2.33	$2.22
April 2009	2.10	1.52
March 2009	1.71	1.42
February 2009	1.64	1.49
January 2009	1.80	1.48
December 2008	2.05	1.60

Markets

        Our ordinary shares have been quoted on The NASDAQ Global Market under the symbol "ALLT" since November 16, 2006.

ITEM 10: Additional Information

A.	Share Capital

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

        Special Tender Offer. The Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25.0% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25.0% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45.0% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45.0% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a shareholder holding at least 25.0% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25.0% of the voting rights in the company or (iii) was from a holder of more than 45.0% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45.0% of the voting rights in the company. The special tender offer may be consummated only if (a) at least 5.0% of the voting rights attached to the company’s outstanding shares will be acquired by the offeror and (b) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

        Classified board of directors. Our articles of association provide for a classified board of directors. See "ITEM 6: Directors, Senior Management and Employees - Board Practices - Term of Directors."

Transfer Agent and Registrar

        The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038 and its telephone number is (718) 921-8200.

C.	Material Contracts

        Summaries of the following material contracts and amendments to these contracts are included in this annual report in the places indicated:

Material Contract	Location

Agreement with Flextronics (Israel) Ltd.	"ITEM 4.B: Information on the Company-Business Overview-Manufacturing."

Agreement with R.H. Electronics Ltd.	"ITEM 4.B: Information on the Company-Business Overview-Manufacturing."

Esphion Limited	"ITEM 5: Operating and Financial Review and Prospects-Operating Results-Overview."

Second Amended and Restated Investor Rights Agreement	"ITEM 7. Major Shareholders and Related Party Transactions-Related Party Transactions-Registration Rights."

D.	Exchange Controls

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

     General Corporate Tax Structure in Israel

        Israeli companies were generally subject to corporate tax at the rate of 27% of their taxable income in 2008. The corporate tax rate is scheduled to decline to 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably less.

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

        According to the Inflationary Adjustments Law, until 2007, the results for tax purposes were adjusted for the changes in the Israeli CPI. In February 2008, the “Knesset,” the Israeli parliament, passed an amendment to the Inflationary Adjustments Law, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. The amendment to the Inflationary Adjustments Law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

     Tax Benefits Under the Law for Encouragement of Capital Investments, 1959

     Tax benefits prior the 2005 amendment

        The Law for the Encouragement of Capital Investments, 1959, as amended (effective as of April 1, 2005), generally referred to as the Investments Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an “Approved Enterprise.” The Investment Center bases its decision as to whether or not to approve an application, among other things, on the criteria set forth in the Investments Law and regulations, the policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized pursuant to the program.

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

        As of December 31, 2008, we believe that we are meeting the aforementioned conditions and, therefore, we elected the status of Beneficiary Enterprise under the Amendment, for our third plan for the year ending December 31, 2007.

     Foreign Investor’s Company (“FIC”)

        A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company of which, among other criteria, more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. As specified above, depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be entitled to the following:

—	Extension of the benefit period to up to ten years.

—	An additional period of reduced corporate tax liability at rates ranging between 10% and 25%, depending on the level of foreign (that is, non-Israeli) ownership of our shares. Those tax rates and the related levels of foreign investment are as set forth in the following table:

Region A

Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period	Percent of Foreign Ownership

25	0 years	10 years	0-25%
25	0 years	10 years	25-48.99%
20	0 years	10 years	49-73.99%
15	0 years	10 years	74-89.99%
10	0 years	10 years	90-100%

Region B

Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period	Percent of Foreign Ownership

25	1 years	6 years	0-25%
25	4 years	6 years	25-48.99%
20	4 years	6 years	49-73.99%
15	4 years	6 years	74-89.99%
10	4 years	6 years	90-100%

Other Regions

Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period	Percent of Foreign Ownership

25	5 years	2 years	0-25%
25	8 years	2 years	25-48.99%
20	8 years	2 years	49-73.99%
15	8 years	2 years	74-89.99%
10	8 years	2 years	90-100%

—	The twelve years limitation period for reduced tax rate of 15% on dividend from the approved enterprise will not apply.

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

        We currently intend to reinvest any income derived from our Approved Enterprise program and not to distribute such income as a dividend. As of December 31, 2008, we did not generate income under the provisions of the Amendment.

     Tax Benefits under the 2005 Amendment

        A recent amendment to the Investments Law, generally referred as the 2005 Amendment, effective as of April 1, 2005 has significantly changed the provisions of the Investments Law. The amendment includes revisions to the criteria for investments qualified to receive tax benefits as an Approved Enterprise. The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004, and therefore to benefits included in any certificate of approval that was granted before the 2005 Amendment came into effect, which will remain subject to the provisions of the Investments Law as they were on the date of such approval.

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

        The 2005 Amendment changes the definition of “foreign investment” in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

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

        On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into effect (“TP Regulations”). Section 85A of the Tax Ordinance and the TP Regulations generally requires that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly. The TP Regulations are not expected to have a material affect on us.

     Israeli Transfer Pricing Regulations

        Following an additional amendment to the Tax Ordinance, which came into effect on January 1, 2009, an Israeli corporation may elect a 5% rate of corporate income tax (instead of 25%) for income from dividend distributions received from a foreign subsidiary which is distributed and used in Israel in 2009, or within one year after actual receipt of the dividend, whichever is later.

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

Taxation of Non-Resident Holders of Shares

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. As of 2006, distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source at the rate of 20%, 15% for dividends generated by an approved enterprise (if the dividend is distributed during the tax exemption period or within 12 years thereafter). In the event, however, that the company qualifies as a Foreign Investors’ Company, there is no such time limitation, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

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

        PFIC status is an annual determination that is based on tests which are factual in nature and our status in future years will depend on our income, assets and activities in each of those years. Therefore there can be no assurance that we will not be considered a PFIC for any taxable year. While public companies often employ a market capitalization method to value their assets, the IRS has not issued guidance concerning how to value a foreign public company’s assets for PFIC purposes. The market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile. In certain circumstances, including volatile market conditions, it may be appropriate to employ alternative methods to more accurately determine the fair market value of our assets other than the market capitalization method. Based on certain estimates of our gross income and the average value of our gross assets, the latter determined by employing alternative valuation methods, we believe that we should not be classified as a PFIC for the taxable year ending December 31, 2008. We have obtained an opinion from U.S. Tax Counsel that, applying the results of an independent valuation of our company which employed an approach other than the market capitalization approach, and which provided the reasoning underlying the use of such approach,, we should be not a PFIC for our taxable year ending December 31, 2008. There can be no certainty, however, that the IRS will agree with our position. If we were a PFIC, and you are a U.S. Holder, you generally would be subject to ordinary income tax rates, imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “–Distributions”) with respect to any gain from the sale, exchange or other disposition of, and certain distributions with respect to, your ordinary shares. We are not providing any U.S. tax opinion to any U.S. Holder concerning our status as a PFIC for 2008, or any other tax year. A U.S. Holder should consult his, her or its own tax advisor with respect to the potential application of the PFIC rules in his, her or its particular circumstances.

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

Risk of Interest Rate Fluctuation

        We do not have any long-term borrowings. We have a significant amount of cash that is currently invested primarily in interest bearing investment such as bank time deposits, money market funds, ARS and as of the beginning of 2009, also U.S. government treasury bills. These investments expose us to the changes in interest rates. If interest rates further decline, our results of operations may be adversely affected due to lower interest income from these investments. See “ITEM 3: Key Information–Risk Factors–We have invested a substantial portion of our cash in auction-rate securities, which subjects us to liquidity and investment risk. Due to uncertainties in the capital markets regarding auction-rate securities, we recorded impairment charges in 2007 and 2008, and, if the fair value of these investments were to decline further, we could be required to record further impairment charges related to these investments” and “–We may receive much lower interest income on our interest bearing investments and suffer from losses due to the macro economic situation that may cause interest rates to remain at their current low level or further decline” and “ITEM 5: Operating and Financial Review and Prospects–Operating Results–Overview–Financial income (expenses), net” for further information regarding our investments in auction rate securities. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. We manage this exposure by performing ongoing evaluations of our investments. Due to the short and medium-term maturities of our investments to date, their carrying value approximates the fair value. We generally hold investments to maturity in order to limit our exposure to interest rate fluctuations.

Foreign Currency Exchange Risk

        Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the shekel. In 2008, we derived our revenues principally in U.S. dollars. Although a substantial part of our expenses were denominated in U.S. dollars, a significant portion of our expenses were denominated in shekels and to a lesser extent in euros and other Asian currencies. Our shekel-denominated expenses consist principally of salaries and related personnel expenses. We monitor foreign currency exposure and, from time to time, may use various instruments to preserve the value of sales transactions and commitments; however, this cannot assure our protection against risks of currency fluctuations. For more information regarding foreign currency related risks, please refer to “General Business Risks Relating to Our Business and Market.”

        We anticipate that a material portion of our expenses will continue to be denominated in shekels.

        We use currency forward contracts together with currency options primarily to hedge payments in NIS. These transactions constitute a future cash flow hedge. As of December 31, 2008, we had outstanding forward contracts in the amount of $16.2 million. In addition, we had an outstanding option contract of $0.8 million. These transactions were for a period of up to twelve months. As of December 31, 2008, the fair value of the above mentioned foreign currency derivative contracts was $0.7 million.

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

        From the effective date of the registration statement and until December 31, 2008, the net proceeds had been invested in cash equivalents, marketable securities, capital expenditure and other corporate purposes.

        None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15: Controls and Procedures

    (a)        Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2008. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2008, we have in place effective controls and procedures designed to ensure that information disclosed by us in the reports we file or submit under the Exchange Act and the rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

    (b)        Management’s Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

—	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

—	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors;

—	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

        Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, our management used the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2008.

        This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report. Our financial statements have been audited by Kost, Forer, Gabbay & Kasierer (a Member of Ernst & Young Global), an independent registered public accounting firm.

    (c)        Changes in Internal Control Over Financial Reporting. During the period covered by this report, no material changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) have occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Auditors

        The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year ended December, 31,
	2007	2008
	(in thousands of U.S. dollars)

Audit Fees(1)	$265	$139
Audit-Related Fees(2)	15	40
Tax Fees(3)	29	35
All Other Fees(4)	25	49

Total	$334	$263

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit for 2007 and 2008 (including the audit required by Section 404 of the Sarbanes-Oxley Act for 2007), certain procedures regarding our quarterly financial results submitted on Form 6-K and consultation concerning financial accounting and reporting standards.
(2)	“Audit-Related fees” include fees for the performance of due diligence investigations.
(3)	“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.
(4)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives.

Audit Committee’s Pre-Approval Policies and Procedures

        Our audit committee pre-approved all audit and non-audit services provided to us and to our subsidiaries during the periods listed above.

ITEM 16D: Exemptions from the Listing Standards for Audit Committees

        Not applicable.

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

        Not applicable.

ITEM 16F. Change in Registrant’s Certifying Accountant

        None.

ITEM 16G. Corporate Governance

        As a foreign private issuer, we are permitted under NASDAQ Marketplace Rule 5615(a)(3) to follow Israeli corporate governance practices instead of the NASDAQ Global Market requirements, provided we disclose which requirements we are not following and the equivalent Israeli requirement. We must also provide NASDAQ with a letter from outside counsel in our home country, Israel, certifying that our corporate governance practices are not prohibited by Israeli law.

        We rely on this “foreign private issuer exemption” with respect to the following items:

—	We follow the requirements of Israeli law with respect to the quorum requirement for meetings of our shareholders, which are different from the requirements of Rule 5620(c). Under our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital provided by under the NASDAQ Global Market requirements. This quorum requirement is based on the default requirement set forth in the Israeli Companies Law, 1999, or the Companies Law. We submitted a letter from our outside counsel in connection with this item prior to our initial public offering in November 2006.

—	We do not seek shareholder approval for equity compensation plans in accordance with the requirements of the Companies Law, which does not fully reflect the requirements of Rule 5635(c). Under Israeli law, we may amend our 2006 Incentive Compensation Plan by the approval of our board of directors, and without shareholder approval as is generally required under Rule 5635(c). Under Israeli law, the adoption and amendment of equity compensation plans, including changes to the reserved shares, do not require shareholder approval. We submitted a letter from our outside counsel in connection with this item in June 2008.

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

        We may in the future provide NASDAQ with an additional letter or letters notifying NASDAQ that we are following our home country practices, consistent with the Israeli Companies Law and practices, in lieu of other requirements of Rule 5600.

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

Allot Communications Ltd. By: /s/ Rami Hadar —————————————— Rami Hadar Chief Executive Officer and President

Dated: May 7, 2009

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Number	Description

1.1	Articles of Association of the Registrant (1)

1.2	Certificate of Name Change (1)

2.1	Specimen share certificate (1)

2.2	Second Amended and Restated Investors Rights Agreement, dated October 26, 2006, by and among the parties thereto and the Registrant (1)

3.1	Escrow Agreement, dated January 28, 1998 by and among Yigal Jacoby, Ravillan Benzur & Co., Law Offices and the Registrant; Escrow Letter of Resignation and Appointment, dated January 31, 2004 by and among Yigal Jacoby, Yolovelsky, Dinstein, Sneh & Co. and the Registrant; and Assignment of Escrow Agreement, dated May 21, 2006 by and among Yodan Trust Company Ltd., Oro Trust Company Ltd., Yigal Jacoby and the Registrant (1)

3.2	Addendum, dated October 26, 2006, to Escrow Agreement, dated January 28, 1998, by and between Yigal Jacoby and the Registrant (1)

3.3	Addendum, dated November 13, 2008, to Escrow Agreement, dated January 28, 1998, by and between Yigal Jacoby and the Registrant

4.1	Share Purchase Agreement, dated May 18, 2006, by and among the parties thereto and the Registrant (1)

4.2	Non-Competition Agreement, dated August 24, 2004, by and among Odem Rotem Holdings Ltd., Yigal Jacoby and the Registrant (1)

4.3	Experteam Training Services Proposal, dated as of March 2006, by Experteam to the Registrant (1)

4.4	Warrant to Purchase Series C-1 Shares, dated November 27, 2001, by and between the Company and Yigal Jacoby (1)

4.5	Manufacturing Agreement, dated September 4, 2002, by and between R.H. Electronics Ltd. and the Registrant* (1)

4.6	Non-Stabilized Lease Agreement, dated February 13, 2006, by and among, Aderet Hod Hasharon Ltd., Miritz, Inc., Leah and Israel Ruben Assets Ltd., Tamar and Moshe Cohen Assets Ltd., Drish Assets Ltd., S. L. A. A. Assets and Consulting Ltd., Iris Katz Ltd., Y. A. Groder Investments Ltd., Ginotel Hod Hasharon 2000 Ltd. and Allot Communications Ltd. (1)

4.7	Key Employees of Subsidiaries and Consultants Share Incentive Plan (1997) (1)

4.8	Key Employees Share Incentive Plan (1997) (1)

4.9	Key Employees Share Incentive Plan (2003) (1)

4.10	2006 Incentive Compensation Plan

4.11	Manufacturing Agreement, dated July 19, 2007, by and between Flextronics (Israel) Ltd. and the Registrant* (3)

Number	Description

4.12	Agreement relating to the sale and purchase of the Business and Assets dated January 1, 2008 by and between Esphion Limited and the Registrant(4)

8.1	List of Subsidiaries of the Registrant

11.1	Code of Ethics (2)

12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)

12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)

13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications) (4)

14.1	Consent of Kost Forer Gabbay & Kasierer

(1)	Previously filed with the Securities and Exchange Commission on October 31, 2006 pursuant to a registration statement on Form F-1 (File No. 333-138313) and incorporated by reference herein.

(2)	Previously filled with the Securities and Exchange Commission on June 28, 2008 on Form 20-F for the year ended December 31, 2006 and incorporated by reference herein.

(3)	Previously filled with the Securities and Exchange Commission on June 27, 2008 on Form 20-F for the year ended December 31, 2007 and incorporated by reference herein.

(4)	This document was furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

*	Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Exchange Act.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

        We have audited the accompanying consolidated balance sheets of Allot Communications Ltd. (“the Company”) and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 7, 2009	A Member of Ernst & Young Global

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2008	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$40,029	$28,101
Restricted deposit	1,058	-
Short-term bank deposit	1,063	62
Marketable securities	-	7,243
Trade receivables (net of allowance for doubtful accounts of $ 180 and $ 49 at
December 31, 2008 and 2007, respectively)	6,163	6,122
Other receivables and prepaid expenses	1,959	3,799
Inventories	4,259	4,215

Total current assets	54,531	49,542

LONG-TERM ASSETS:
Marketable securities	15,319	35,371
Severance pay fund	3,402	3,302
Deferred taxes	365	264
Other assets	509	744

Total long-term assets	19,595	39,681

PROPERTY AND EQUIPMENT, NET	4,970	5,193

GOODWILL AND INTANGIBLE ASSETS, NET	3,755	239

Total assets	$82,851	$94,655

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2008	2007

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade Payables	$2,902	$3,409
Employees and payroll accruals	3,324	3,590
Deferred revenues	4,475	3,968
Other payables and accrued expenses	3,142	1,924

Total current liabilities	13,843	12,891

LONG-TERM LIABILITIES:
Deferred revenues	2,293	1,404
Accrued severance pay	3,536	3,175

Total long-term liabilities	5,829	4,579

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.1 par value - Authorized: 200,000,000 shares at
December 31, 2008 and 2007; Issued: 22,313,596 and 22,254,728 shares at
December 31, 2008 and 2007, respectively; Outstanding: 22,067,117 and
22,008,249 shares at December 31, 2008 and 2007, respectively	482	480
Additional paid-in capital	125,703	123,913
Accumulated other comprehensive Income	697	-
Accumulated deficit	(63,703)	(47,208)

Total shareholders' equity	63,179	77,185

Total liabilities and shareholders' equity	$82,851	$94,655

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2008	2007	2006

Revenues:
Products	$27,121	$25,073	$28,756
Services	9,980	7,429	5,388

Total revenues	37,101	32,502	34,144

Cost of revenues:
Products	8,198	6,603	6,435
Services	1,498	1,416	1,162

Total cost of revenues	9,696	8,019	7,597

Gross profit	27,405	24,483	26,547

Operating expenses:
Research and development, net	11,964	9,384	7,529
Sales and marketing	19,781	18,081	15,457
General and administrative	6,174	5,583	3,464
In-process research and development	244	-	-

Total operating expenses	38,163	33,048	26,450

Operating income (loss)	(10,758)	(8,565)	97
Financial and other income (expenses), net	(5,517)	(845)	630

Income (loss) before income tax expenses (benefit)	(16,275)	(9,410)	727
Income tax expenses	220	530	111

Net income (loss)	$(16,495)	$(9,940)	$616

Basic and diluted net earnings (loss) per share	$(0.75)	$(0.46)	$0.04

Weighted average number of shares used in computing basic net
earnings (loss) per share	22,054,211	21,525,822	14,402,338

Weighted average number of shares used in computing diluted net
earnings (loss) per share	22,054,211	21,525,822	16,423,227

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Convertible Preferred shares		Additional paid-in Capital	Deferred stock compensation	Accumulated other comprehensive (Loss) income	Accumulated deficit	Total
	Shares	Amount	Shares	Amount

Balance at January 1, 2006	2,724,087	$32	4,357,769	$103	$43,972	$(75)	$(22)	$(37,884)	$6,126
Issuance of share capital (net of expenses of $ 68)	-	-	452,157	10	5,422	-	-	-	5,432
Exercise of warrants and employee stock options	488,027	9	-	-	85	-	-	-	94
Compensation related to warrants and options granted to non-employees	-	-	-	-	635	-	-	-	635
Amortization of stock-based compensation	-	-	-	-	685	41	-	-	726
Net unrealized loss on available-for-sale securities	-	-	-	-	-	-	(14)	-	(14)
Tax benefit related to exercise of stock options	-	-	-	-	99	-	-	-	99
Share dividend	342,588	8	6,131,170	139	(147)	-	-	-	-
Issuance of share capital upon Initial Public Offering, net of expenses of $ 7,527	6,500,000	150	-		70,323	-	-	-	70,473
Conversion of Convertible Preferred Shares	11,177,588	257	(10,941,096)	(252)	(5)	-	-	-	-
Net income	-	-	-	-	-	-	-	616	616

Balance at December 31, 2006	21,232,290	456	-	-	121,069	(34)	(36)	(37,268)	84,187
Exercise of warrants and employee stock options and repayment of non-recourse loan	1,022,438	24	-	-	1,448	-	-	-	1,472
Expenses related to issuance of share capita upon Initial Public Offering	-	-	-	-	(58)	-	-	-	(58)
Compensation related to options granted to non-employees	-	-	-	-	(172)	-	-	-	(172)
Stock-based compensation related to options granted to employees	-	-	-	-	1,499	34	-	-	1,533
Realized loss on available-for-sale securities	-	-	-	-	-	-	36	-	36
Tax benefit related to exercise of stock options	-	-	-	-	127	-	-	-	127
Net loss	-	-	-	-	-	-	-	(9,940)	(9,940)

Balance at December 31, 2007	22,254,728	480	-	-	123,913	-	-	(47,208)	77,185
Exercise of warrants and employee stock options	58,868	2	-	-	88	-	-	-	90
Compensation related to options granted to non-employees	-	-	-	-	(198)	-	-	-	(198)
Stock-based compensation related to options granted to employees	-	-	-	-	1,900	-	-	-	1,900
Unrealized gain on hedging derivative instruments	-	-	-	-	-	-	697	-	697
Net loss	-	-	-	-	-	-	-	(16,495)	(16,495)

Balance at December 31, 2008	22,313,596	$482	-	$-	$125,703	$-	$697	$(63,703)	$63,179

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2007	2006

Cash flows from operating activities:

Net income (loss)	$(16,495)	$(9,940)	$616
Adjustments to reconcile net income (loss) to net cash provided by
(used in) operating activities:
Depreciation	1,988	1,486	893
Stock-based compensation related to options granted to employees
and non-employees	1,702	1,361	1,361
In-process research and development	244	-	-
Amortization of intangible assets	119	-	24
Capital loss	3	2	-
Decrease (increase) accrued severance pay, net	261	144	(75)
Decrease (increase) in other assets	235	19	(659)
Accrued interest on marketable securities	(27)	(82)	(223)
Decrease in other long-term liabilities	-	(228)	-
Decrease (increase) in trade receivables	20	(1,944)	(648)
Decrease (increase) in other receivables and prepaid expenses	2,564	(1,795)	(1,042)
Increase in inventories	(44)	(1,154)	(1,915)
Decrease (increase) in long-term deferred taxes	(101)	102	(90)
Increase (decrease) in trade payables	(507)	(1,006)	2,122
Increase (decrease) in employees and payroll accruals	(266)	980	938
Increase (decrease) in deferred revenues	1,396	1,684	(531)
Increase (decrease) in other payables and accrued expenses	1,032	(211)	560
Amortization of premium on marketable securities	-	38	46
Other than temporary loss on marketable securities, net	7,700	4,881	-
Interest on short-term bank deposit	-	(3)	(1)

Net cash provided by (used in) operating activities	(176)	(5,666)	1,376

Cash flows from investing activities:

Cash paid in connection with the acquisition of Esphion	(3,802)	-	-
Increase in restricted deposit	(1,058)	-	-
Decrease (increase) in short-term deposits	(1,001)	-	62
Purchase of property and equipment	(1,720)	(3,466)	(2,210)
Proceeds from sale of property and equipment	-	-	4
Investment in marketable securities	-	(87,134)	(104,118)
Proceeds from redemption or sale of marketable securities	19,595	115,751	32,525
Investment in severance pay fund	-	-	(271)

Net cash provided by (used in) investing activities	12,014	25,151	(74,008)

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2007	2006

Cash flows from financing activities:

Issuance of share capital upon initial public offering	-	-	70,473
Bank credit (repayment)	-	(6)	6
Exercise of warrants and employee stock options and repayment of
non-recourse loan	90	1,436	94
Excess tax benefit from stock-based compensation	-	127	67
Expenses related to issuance of share capital upon Initial Public
offering	-	(58)	-
Issuance of share capital, net	-	-	5,432

Net cash provided by financing activities	90	1,499	76,072

Increase in cash and cash equivalents	11,928	20,984	3,440
Cash and cash equivalents at the beginning of the year	28,101	7,117	3,677

Cash and cash equivalents at the end of the year	$40,029	$28,101	$7,117

Supplementary cash flow information:

(a) Non-cash activities:

Exercise of options on account of other receivables	$-	$36	$-

Increase in goodwill on account of earn out included in
other liabilities and accrued expenses	$186	$140	$-

(b) Cash paid during the year for:

Interest	$12	$1	$3

Taxes	$69	$69	$184

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	-	GENERAL

Allot Communications Ltd. (“the Company”) was incorporated in November 1996 under the laws of the State of Israel. The Company is engaged in developing, selling and marketing broadband service optimization solutions using advanced deep packet inspection, or DPI, technology. The solutions provide broadband service providers and enterprises with real-time, highly granular visibility into, and control of, network traffic, and enable them to efficiently and effectively manage and optimize their networks. The Company’s solutions are used to create policies to monitor network applications, enforce quality of service policies that guarantee mission-critical application performance, mitigate security risks and leverage network infrastructure investments. The Company’s products consist of the Service Gateway and NetEnforcer traffic management systems, the NetXplorer and Subscribe Management Platform application management suites and the Service Protector network protection solution. The products are also used by service providers to offer subscriber-based and application-based tiered services that enable them to optimize their service offerings. On November 16, 2006, trading in the Company’s ordinary shares commenced on the NASDAQ Stock Market.

The Company holds six wholly-owned subsidiaries (the Company together with said subsidiaries shall collectively be referred to as “Allot”): Allot Communications, Inc. in Eden Prairie, Minnesota, United-States (“the U.S. subsidiary”), which was incorporated in 1997 under the laws of the State of California, Allot Communication Europe SARL in Sophia, France (“the European subsidiary”), which was incorporated in 1998 under the laws of France, Allot Communications Japan K.K. in Tokyo, Japan (“the Japanese subsidiary”), which was incorporated in 2004 under the laws of Japan, Allot Communication (UK) Limited (“the UK subsidiary”), which was incorporated in 2006 under the laws of England and Wales, Allot Communications (Asia Pacific) Pte. Ltd. (“the Singaporean subsidiary”), which was incorporated in 2006 under the laws of Singapore, Allot Communications New Zealand Limited. (“the NZ subsidiary”), which was incorporated in 2007 under the laws of New Zealand.

The U.S. subsidiary commenced operations in 1997. It engages in the sale, marketing and technical support services in the Americas of products manufactured and imported by the Company. The European, Japanese, UK and Singaporean subsidiaries are engaged in marketing and technical support services of the Company’s products in Europe, Japan UK and Asia Pacific, respectively. The NZ subsidiary commenced its operations in 2008 and is engaged in the research and development activities related to the Service Protector and technical support services for this product.

During 2006, approximately 20% of Allot’s revenues derived from a single customer. During 2008 and 2007, no single customer accounted for more than 10% of the Company’s revenues.

Allot currently depends on two subcontractors to manufacture and provide hardware warranty support for its traffic management systems. If they experiences delays, disruptions, quality control problem or a loss in capacity, it could materially adversely affect Allot’s operating results (see also Note 9d). Certain components for the Service Gateway and NetEnforcer traffic management systems come from single or limited sources, and Allot could lose sales if these sources fail to satisfy its supply requirements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of the consolidated financial statements, in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

b.	Financial statements in U.S. dollars:

The majority of the revenues of the Company and its subsidiaries are generated in U.S. dollars (“dollar”) or linked to the dollar. In addition, a major portion of the Company’s and certain of its subsidiaries’ costs are incurred or determined in dollars. The Company’s management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

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

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

d.	Cash and cash equivalents:

Allot considers all unrestricted highly liquid investments which are readily convertible into cash with maturity of three months or less, at the date of acquisition, to be cash equivalents.

e.	Restricted deposit:

Restricted deposit is mainly held in favor of financial institutions and towards fulfillments of forward contract obligations.

f.	Short-term deposit:

A short-term bank deposit is a deposit with a maturity of more than three months but less than one year. The deposit is in dollars and bears interest at annual weighted average rate of 2.4% and 4.9% at December 31, 2008 and 2007 respectively. The short-term deposit is presented at cost, including accrued interest.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Marketable securities:

The Company accounts for its investments in marketable securities using Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”).

The Company’s management determines the appropriate classification of marketable securities at the time of purchase and evaluates such designation as of each balance sheet date. The Company classifies all of its marketable securities as available for sale. Available for sale securities are carried at fair value, with the unrealized gains and losses, reported in “accumulated other comprehensive income (loss)” in shareholders’ equity. Realized gains and losses on sale of investments are included in earnings and are derived using the specific identification method for determining the cost of securities. Capital gains were presented net of impairment for the year ended December 31, 2008. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in financial income, net.

In accordance with the Company’s policy and the Financial Accounting Standards Board (the “FASB”) Staff Position (“FSP”) Nos. SFAS 115-1 (FSP No. 115-1) and SFAS No. 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, and SEC staff Accounting Bulletin Topic 5M “Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities”, the Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other than temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers. During 2008 and 2007, an other than temporary net impairment on marketable securities of $ 7,700 and $ 4,881 was recorded, respectively. (See also Note 4)

As of December 31, 2008, the Company held marketable securities in U.S. dollars in the United States, which were classified as available-for-sale. The balance was composed of Auction Rate Securities (“ARS”). The ARS bear interest at rates ranging from 3.99% to 4.57% per annum.

h.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow moving items or technological obsolescence for which recoverability is not probable. Inventory write-offs due to slow moving items and technological obsolescence totaled $ 234, $ 175 and $ 289 in 2008, 2007 and 2006, respectively.

Cost is determined as follows:

Raw materials – using the “first in, first out” (FIFO) cost method.

Finished goods – on the basis of raw materials, manufacturing cost and allocable indirect cost.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Lab equipment	25-33
Computers and peripheral equipment	15-33
Office furniture	6-15
Leasehold improvements	By the shorter of term of the lease
or the useful life of the asset

j.	Goodwill and intangible assets:

Goodwill represents the excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill. Under Statement of Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) goodwill and intangible assets deemed to have indefinite lives are tested for impairment annually, or more often if there are indicators to impairment present.

The Company performs annual impairment analysis of goodwill as of December 31 of each year, or more often as applicable. The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill at the level of the reporting units. In the first step, or Step 1, the Company compares the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and no further testing is required to be performed. If the carrying value of the net assets exceeds the fair value, then the Company must perform the second step, or Step 2, of the impairment test in order to determine the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, then the Company would record an impairment loss equal to the difference.

The Company believes that their business activity and management structure meet the criterion of being a single reporting unit for accounting purposes. In Step 1 test the Company has estimated the fair value as of December 31, 2008 using a third party valuation study. The estimated fair value was based on an average of two valuation results using two different approaches that the Company believes are the most applicable approaches at the valuation time; the income approach using discounted cash flow method (DCF) and the market approach using guideline company method. Developing estimates of fair value, under the methods used, requires significant judgments, including but not limited to making assumptions about appropriate discount rates, perpetual growth rates, relevant comparable market multiples and the amount and timing of expected future cash flows. The cash flows employed in the valuation analysis are based on management’s best estimates at the time of the valuation process, considering existing marketplace factors and risks as well as assumptions of growth rates, profitability capital investments required to support the business in future years and others. There is no assurance that actual results in the future will approximate these forecasts, hence the conclusion with regard to the goodwill impairment may differ accordingly. Based on the results of this valuation study the Company determined that the goodwill was not impaired.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Additionally, the Company evaluated the reasonableness of the estimated fair value by reconciling to its market capitalization. The reconciliation of the gap between the market capitalization and the estimated fair value depends on various factors, some of which are qualitative and involve management judgment. Factors taken into account were primarily, the stock price and its behavior, its trading volume, recent events that could have a substantial impact on the stock price, comparable companies’ performance, analysts’ expectations, estimated control premium that an investor would be willing to pay for a controlling interest in the Company, primarily based on recent transactions and others. As currently, the market capitalization is similar to its value as of December 31, 2008, the Company will continue to monitor the market capitalization and perform impairment testing if deemed necessary.

k.	Impairment of long-lived assets:

Long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2008, 2007 and 2006, no impairment loss was recorded.

l.	Revenue recognition:

Allot generates revenues mainly from the sale of hardware and software products along with related maintenance and support services. Allot sells its products mostly through resellers, distributors, OEMs, system integrators and value added resellers, all of whom are considered end-customers from Allot’s perspective.

The software components of Allot’s products are deemed to be more than incidental to the products as a whole, in accordance with Statement of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”) and EITF 03-5, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software.” Therefore, Allot accounts for its product sales in accordance with SOP 97-2. Revenues from product sales are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectability is probable.

SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative objective fair value of the elements. Allot has adopted Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions” (“SOP 98-9”). According to SOP 98-9, revenues should be allocated to the different elements in the arrangement under “the residual method” when Vendor Specific Objective Evidence (“VSOE”) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with a customer, Allot defers revenue for the fair value of its undelivered elements (maintenance and support) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (hardware and software products) when all other criteria in SOP 97-2 have been met. Any discount in the arrangement is allocated to the delivered element. If sufficient VSOE does not exist for all undelivered elements, revenue is deferred for the entire arrangement until all revenue recognition criteria are met for such undelivered elements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The Company provides a provision for product returns and stock rotation based on their experience with historical sales returns, stock rotations and other known factors, in accordance with Statement of Financial Accounting Standard No. 48, “Revenues Recognition When Right of Return Exists” (“SFAS No. 48”).

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

m.	Research and development costs:

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

n.	Severance pay:

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israel’s Severance Pay Law, based on the most recent monthly salary of its employees multiplied by the number of years of employment as of the balance sheet date for such employees. The Company’s liability is partly provided by monthly deposits with severance pay funds and insurance policies and the remainder by an accrual.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay law, labor agreements and/or applicable case law. The value of the deposited funds and insurance policies is based on the cash surrendered value and includes profits accumulated up to the balance sheet date.

Severance expenses for the years ended December 31, 2008, 2007 and 2006, amounted to approximately $ 957, $ 952 and $ 819, respectively.

o.	Accounting for stock-based compensation:

The Company accounts for stock based compensation in accordance with Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s Consolidated Statement of Operations.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company applies SFAS No. 123(R) and Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF No. 96-18”), with respect to options and warrants issued to non-employees. Accordingly, option valuation models to measure the fair value of the options and warrants at the measurement date as defined in EITF No. 96-18.

The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of the grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The following table sets forth the total stock-based compensation expense resulting from stock options granted to employees and non-employees included in the Consolidated Statements of Operations, for the years ended December 31, 2008, 2007 and 2006:

	Year ended December 31,
	2008	2007	2006

Cost of revenues	$50	$48	$15
Research and development expenses, net	321	230	157
Sales and marketing expenses	465	340	650
General and administrative expenses	866	743	539

Total stock-based compensation expense	$1,702	$1,361	$1,361

The Company selected the binomial option pricing model as the most appropriate fair value method for its stock-based compensation awards (except for RSUs, which are valued based on the market value of the underlying share at the date of grant) with the following weighted-average assumptions for the year ended December 31, 2008, 2007 and 2006:

	Year ended December 31,
	2008	2007	2006

Suboptimal exercise multiple	2 - 3.6	2 - 3	2 - 3
Interest rate	1.07% - 6.81%	3.18% - 5.38%	4.4% - 5.3%
Volatility	62% - 75%	75%	80% - 85%
Dividend yield	0%	0%	0%
Weighted-average fair value at grant date	2.46	8.57	4.37

The computation of expected volatility is based on the average of the Company’s realized historical stock price volatility and certain peer companies that the Company considered to be comparable based on market capitalization and type of technology platform. The computation of the suboptimal exercise multiple and the forfeiture rates are based on the employees expected exercise prior and post vesting termination behavior. The interest rate for period within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

p.	Concentration of credit risks:

Financial instruments that potentially subject Allot to concentrations of credit risk consist primarily of cash and cash equivalents, restricted deposit, marketable securities, short-term deposits, trade receivables and hedging arrangements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The majority of cash and cash equivalents, restricted cash, marketable securities and short-term deposits of Allot are invested in dollar deposits in major U.S. and Israeli banks. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, the cash and cash equivalent and short-term deposits may be redeemed upon demand, and therefore, bear minimal risk.

Allot’s trade receivables are primarily derived from sales to distributors located mainly in the United States, Europe and Asia. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its customers and establishes an allowance for doubtful accounts on a specific basis. Allowance for doubtful accounts amounted to $ 180 and $ 49 as of December 31, 2008 and 2007, respectively.

The Company has no significant off balance sheet concentration of credit risk, except for hedging arrangements to cover the currency exposure of the New Israeli Shekel (“NIS”) on identified cash flow items (see also Note 2u).

q.	Royalty bearing grants:

Participation grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor in Israel (“OCS”) for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants recognized amounted to $ 2,671, $ 2,371 and $ 1,811 in 2008, 2007 and 2006, respectively.

r.	Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes (“SFAS No. 109”). SFAS No. 109 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainties in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of FIN 48, the Company must review all of its tax positions and make a determination as to whether its position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a tax position meets the more-likely–than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue. As of January 1, 2007 there was no difference between the provisions of SFAS No. 5 and FIN 48 therefore no adjustment was recorded to the accumulated deficit.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Basic and diluted net earnings (loss) per share:

The Company accounts for earnings per share based on Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS No. 128”). SFAS No. 128 requires companies to compute earnings per share under two different methods, basic and diluted earnings per share, and to disclose the methodology used for the calculations. Basic earnings per share are calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding and the effect of dilutive potential shares of Ordinary shares considered outstanding during the period.

For the years ended December 31, 2008 and 2007, all outstanding options and warrants have been excluded from the calculation of the diluted loss per share since their effect was anti-dilutive.

For the year ended December 31, 2006, the total number of shares related to outstanding options excluded from the calculation of diluted net earnings per share was 572,790, because their inclusion would have been anti-dilutive.

t.	Fair value of financial instruments:

The following methods and assumptions were used by Allot in estimating the fair value disclosures for financial instruments:

The carrying value of cash and cash equivalents, restricted cash, short-term deposits, trade receivables, other receivable, trade payables and other payables approximate their fair values due to the short-term maturities of such instruments.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”) and, effective October 10, 2008, adopted FSP No. SFAS No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP No. 157-2. SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Derivatives and hedging:

The Company accounts for derivatives and hedging based on Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), as amended and related Interpretations. SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. If a derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings. If a derivative does not meet the definition of a hedge the changes in the fair value will be included in earnings.

v.	Reclassification:

Certain comparative numbers were reclassified in order to conform to the classification in the current year.

w.	Impact of recently issued accounting standards:

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

The Company expects that SFAS No. 141R will have an impact on its consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions it consummates after the effective date. The Company does not expect the adoption of SFAS No. 141R to have a material impact on its consolidated financial position, results of operations and cash flows.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”) an amendment to SFAS No. 133. SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. The Company does not expect the adoption of SFAS No. 161 to have a material impact on its consolidated financial position, results of operations or cash flows.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In April 2008, the FASB issued FSP No. 142-3, “Determination of the Useful Life of Intangible Assets” (FSP No. 142-3). FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. FSP No. 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FSP 142-3 will have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company is currently evaluating the impact of SFAS No. 162 on its financial statements, and the adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

In June 2008, the FASB issued FSP EITF No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“EITF No. 03-6-1”). Under EITF No. 03-6-1, unvested share-based payment awards that contain rights to receive non-forfeitable dividends (whether paid or unpaid) are participating securities, and should be included in the two-class method of computing EPS. EITF No. 03-6-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those years, and is not expected to have a significant impact on the consolidated financial statements.

NOTE 3:	-	ACQUISITIONS

On January 8, 2008, the Company completed an acquisition of the business of Esphion Limited, (“Esphion”) a New Zealand based, developer of network protection solutions for carriers and internet service providers. The total consideration including direct transaction costs for the acquisition was approximately $ 3,802, plus potential earn-outs based on performance milestones amounting to a maximum of an additional $ 2,000 payable through December 31, 2008.

The total purchase price of Esphion was composed of the following:

Cash paid	$3,500
Acquisition related transaction costs	302

Total	$3,802

Acquisition related transaction costs include investment banking fees, legal and accounting fees and other external costs directly related to the acquisition.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:	–	ACQUISITIONS (Cont.)

As of December 31, 2008, Esphion met certain milestones in accordance with the acquisition agreement. Consequently, out of the maximum additional $ 2,000, the Company recorded an accrued liability of $ 186 and increased its goodwill accordingly.

Purchase price allocation:

Under business combination accounting, the total purchase price was allocated to Esphion’s net tangible and identifiable intangible assets based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill.

Market value

Tangible assets:
Current assets	$61
Property and equipment	49

Net tangible assets	110

Intangible assets:
Core technology	726
In process research and development	244
Goodwill	2,722

Total assets acquired	$3,802

In performing the purchase price allocation, the Company considered, among other factors, the intention for future use of acquired assets, analyses of historical financial performance and estimates of future revenues to be generated from the Service Protector. The fair value of intangible assets was based on a valuation of a third party valuation firm using an income approach and estimates and assumptions provided by management.

Core technology represents a combination of Esphion processes and patents related to the design and development of the Service Protector. This proprietary know-how can be leveraged to develop new technology and improve the Company’s products (see also Note 8a).

The Company expensed in-process research and development (“IPR&D”) in the amount of $ 244 upon acquisition as it represents incomplete Esphion research and development projects that had not reached technological feasibility and had no alternative future use as of the date of the acquisition. In accordance with FASB Interpretation (“FIN”) No. 4 “Applicability of FASB Statement No. 2 to Business Combination Accounted for by the Purchase Method”. The value assigned to IPR&D was determined by considering the importance of the project to the Company’s overall development plan, estimating costs to develop the purchased IPR&D into commercially viable products, estimating the resulting net cash flow from the project when completed and discounting the net cash flow to its present value based on the percentage of completion of the IPR&D projects.

Pro forma information in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS No. 141”) has not been provided, since Esphion’s results for 2008, 2007 and 2006, were not material in relation to total consolidated revenues and net income (loss).

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:	–	MARKETABLE SECURITIES

The following is a summary of available-for-sale securities:

	December 31, 2008			December 31, 2007
	Carrying value	Unrealized losses	Market value	Carrying value	Unrealized losses	Market value

Auction rate securities(*)	$15,319	$-	$15,319	$35,371	$-	$35,371
Corporate bonds	-	-	-	7,243	-	7,243

Total securities	$15,319	$-	$15,319	$42,614	$-	$42,614

	December 31, 2008		December 31, 2007
	Carrying Value	Market value	Carrying value	Market value

Marketable securities with contractual
maturities of less than one year	$-	$-	$7,243	$7,243
Marketable securities with contractual
maturities of more than one year	15,319	15,319	35,371	35,371

Total securities	$15,319	$15,319	$42,614	$42,614

(*)	Auction Rate Securities (“ARS”) held by the Company are private placement securities with long-term nominal maturities for which the interest rates are reset through a “Dutch” auction each month. The monthly auctions historically have provided a liquid market for these securities. The Company’s investments in ARS represent interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations and other structured credits.

The balance is comprised of auction rate securities, which suffer from failed auctions since September 2007. As a result of the auction failures, these ARS do not have a readily determinable market value. In 2008, for determining the fair values of these securities, the Company obtained a third party valuation (see also Note 5).

The Company reviews various factors in determining whether it should recognize an impairment charge for its marketable securities, including its intent and ability to hold the investment for a period of time sufficient for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than its cost basis, the credit ratings of the securities, the nature of underlying collateral, as applicable and the financial condition and near-term prospects of the issuer. Based on the Company’s consideration of these factors, the Company recognized in 2008 and 2007 an other-than-temporary net impairment in a total amount of $ 7,700 and $ 4,881, related to ARS, respectively. The Company may recognize additional losses in the future should the market prospects of the issuers of these securities continue to deteriorate.

As of December 31, 2008 and 2007, interest receivable amounted to $ 27 and $ 333, respectively, and is included within other receivables in the balance sheets.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:	–	MARKETABLE SECURITIES (Cont.)

Historically, given the liquidity created by the auctions, ARS were presented as current assets under marketable securities on the Company’s balance sheet. As a result of the failed auctions, the Company’s ARS are illiquid until there is a successful auction for them. Since there is uncertainty about the Company’s ability to liquidate these ARS in a short time, the entire amount of such remaining ARS has been reclassified from current to non-current assets on the Company’s balance sheet. In addition, during 2008, the Company redeemed at par value $ 12,352 and $ 7,243 ARS and corporate bonds, respectively. Following such redemption, the Company recorded capital gain of $ 5,346. The capital gain is presented in the Company’s income statement net of other than temporary impairment.

NOTE 5:	–	FAIR VALUE MEASUREMENTS

In accordance with SFAS No. 157, the Company measures its cash equivalents, restricted cash, short-term deposits, marketable securities and foreign currency derivative contracts at fair value. Cash equivalents, restricted cash and short-term deposits, except for investments in marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Investments in marketable securities are classified within Level 3 because they are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant.

The Company values the Level 3 investments based on an externally developed valuation using discounted cash flow model, whose inputs include interest rate curves, credit spreads, bond prices, volatilities and illiquidity considerations. Unobservable inputs used in these models are significant to the fair value of the investments.

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components; consisted of the following types of instruments as of December 31, 2008:

	Fair value measurements using input type
	Level 1	Level 2		Level 3		Total

Money market funds	$27,273	$		$		$27,273
Restricted deposit	1,058					1,058
Short-term deposits	1,063					1,063
Marketable securities					15,319	15,319
Foreign currency derivative contracts			697			697

Total financial assets	$29,394		$697		$15,319	$45,410

The following table presents the changes in Level 3 instruments measured on a recurring basis for the year ended December 31, 2008. The Company’s Level 3 instruments consist of Marketable Securities classified as available-for-sale.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:	–	FAIR VALUE MEASUREMENTS (Cont.)

Fair value measurements using significant unobservable inputs (Level 3):

Marketable securities

Beginning balance	$35,371
Redemption of marketable securities during the year	(12,352)
Net realized loss included in earning (other than temporary impairment)	(7,700)

Ending balance	$15,319

NOTE 6:	–	INVENTORIES

	December 31,
	2008	2007

Raw materials	$550	$676
Finished products	3,709	3,539

	$4,259	$4,215

NOTE 7:	–	PROPERTY AND EQUIPMENT

	December 31,
	2008	2007

Cost:
Lab equipment	$6,983	$6,453
Computers and peripheral equipment	4,160	2,984
Office furniture and equipment	401	355
Leasehold improvements	284	271

	11,828	10,063
Accumulated depreciation	6,858	4,870

Depreciated cost	$4,970	$5,193

Depreciation expenses for the years ended December 31, 2008, 2007 and 2006, were $ 1,988, $ 1,486 and $ 893, respectively.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:	–	INTANGIBLE ASSETS, NET

a.	The following table shows the Company’s intangible assets for the periods presented:

	December 31,
	2008	2007	2006

Cost:
Customer base (1)	$261	$261	$261
Core technology (2)	726	-	-

	987	261	261
Accumulated amortization	380	261	261

Amortized cost	$607	$-	$-

(1)	Customer base was recorded in 2002 following the acquisition of the tangible and the intangible assets of NetReality Ltd. (“NetReality”), an Israeli manufacturer of traffic management solutions. As of December 31, 2008 and 2007, such intangible assets were fully amortized.

(2)	Core Technology was recorded in 2008 following the acquisition of the tangible and the intangible assets of Esphion. The Company amortizes the intangible assets using the straight-line method over a period of six years, which constitutes the number of years that approximate the pattern in which the economic benefits of the intangible assets will be consumed (see also Note 3).

b.	Amortization expenses for the years ended December 31, 2008, 2007 and 2006, were $ 119, $ 0 and $ 24, respectively.

NOTE 9:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties:

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

Through December 31, 2008, the Company has paid or accrued royalties to the OCS in the amount of $ 6,110, which was recorded to cost of revenues.

As of December 31, 2008, the Company had an outstanding contingent obligation to pay royalties to the OCS in the amount of approximately $ 7, 850.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Lease commitments:

In February 2006, the Company signed an agreement to rent new offices for a period of seven years, starting July 2006. The rental expenses are $ 39 per month and a management fee of costs plus 15% of the expenses incurred by the building management company as stipulated in the lease agreement.

The U.S. subsidiary has an operating lease for office facilities in Eden Prairie, Minnesota. The lease expires on September 30, 2009. The Company’s subsidiaries maintain smaller offices in United States, China, Japan, New Zealand and various locations in Europe.

In addition, Allot signed motor vehicle operating lease agreements. The terms of the lease agreements range from 36 to 39 months.

Operating leases (offices and motor vehicles) expenses for the years ended December 31, 2008, 2007 and 2006, were $ 2,667, $ 2,484 and $ 1,403, respectively.

As of December 31, 2008, the aggregate future minimum lease obligations (offices and motor vehicles) under non-cancelable operating leases agreements were as follows:

Year ended December 31,

2009	$1,110
2010	828
2011	739
2012	708
2013 and thereafter	472

$3,857

c.	Lawsuit:

On May 1, 2007, a securities class action complaint, Brickman Investment Inc. v. Allot Communications Ltd. et al., was filed in the United States District Court for the Southern District of New York. A number of substantially similar complaints were filed in the same court after the original action was filed. The Company and certain of its directors and officers are named as defendants. The securities class action complaints allege that the defendants violated Sections 11 and 15 of the Securities Act of 1933 by making false and misleading statements and omissions in its registration statement for its initial public offering in November 2006. The claims are purportedly brought on behalf of persons who purchased the Company’s Ordinary shares pursuant to and/or traceable to the initial public offering on or about November 15, 2006 through April 2, 2007. The plaintiffs seek unspecified compensatory damages against the defendants, as well as attorney’s fees and costs. Motions for consolidation and for appointment of lead plaintiff were filed on July 2, 2007 and were decided on March 27, 2008, with an order granting consolidation and appointing co-lead plaintiffs. The consolidated amended compliant was served on June 9, 2008. The defendants moved to dismiss the consolidated amended complaint on August 8, 2008. The plaintiffs filed their opposition thereto on October 21, 2008, and the defendants filed their reply on December 15, 2008. No provision has been provided since the Company believes that the claims have no merit.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	Other:

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

NOTE 10:	–	SHAREHOLDERS’ EQUITY

a.	On October 26, 2006, the Company’s shareholders approved a 10-for-1 reverse share split by way of consolidation of every 10 shares of each class of shares into one share of the same class and, accordingly, all shares (Ordinary and Preferred), options, warrants and earnings (losses) per share amounts were adjusted to reflect this reverse share split. Following such reverse share split, each share has a par value of NIS 0.1 instead of NIS 0.01.

Effective as of October 29, 2006, following the above shareholders approval, the Company’s Board of Directors approved, in accordance with the Company’s Interim Articles of Association (as approved by the Company’s shareholders on October 26, 2006) (“Pre-IPO Articles of Association”), the following: (i) all Ordinary shares, options to purchase Ordinary shares and earnings (losses) per share amounts were adjusted to reflect a share dividend of approximately 1.275 Ordinary share for each Ordinary share; and (ii) the conversion price of each series A Ordinary share and Preferred share was adjusted to reflect such share dividend. Accordingly, all such amounts have been retroactively adjusted in previous financial statements.

It was further resolved to increase the Company’s authorized share capital to NIS 200,000,000.

b.	(1)	immediately prior to the closing of the Company’s initial public offering, all of the then outstanding Preferred shares were converted into Ordinary shares. Ordinary shares confer upon their holders the right to receive notice of, and participate and vote such shares in general meetings of shareholders of the Company, the right to receive dividends, if and when declared and the right to receive the remaining assets of the Company upon liquidation.

(2)	Shares held in trust:

246,479 Ordinary shares resulting from conversion of series A Preferred shares that were converted immediately prior to the closing of the Company’s initial public offering, are held in trust for the benefit of a Founder and a member of the Board of Directors pursuant to a right to purchase pending his payment of the full purchase price of approximately $ 600. For the purposes of calculating shareholders equity, the Company has not considered such shares to be outstanding because neither the Founder nor the trustee has voting or economic rights with respect to such shares.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:	–	SHAREHOLDERS’ EQUITY (Cont.)

In October 2006, the Company’s shareholders and the Board of Directors approved an addendum to the escrow agreement with the Founder regarding these shares. According to the addendum, if the right is not exercised prior to the consummation of a “Liquidity Event” as defined in the escrow agreement, or November 15, 2008, the right and the underlying shares will be forfeited. It was further approved that the Founder has the right to pay for any portion of the shares by “net payment”. As a result of the modification of the right, the Company recorded a total expense of $ 150 in the year ended December 31, 2006. In November 2008, the Company’s Audit Committee, Board of Directors and shareholders approved another addendum to the escrow agreement with the Founder pursuant to which the right to exercise these shares has been extended to the earlier of a “Liquidation event” or November 15, 2010. For such transaction, the Company recorded a total expense of $ 15 during 2008.

c.	Stock option plans:

A summary of the Company’s stock option activity, pertaining to its option plans for employees and non-employees, and related information is as follows:

	Year ended December 31,
	2008		2007		2006
	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price

Outstanding at
beginning of year	3,221,494	$4.42	3,383,930	$2.33	2,467,177	$1.56
Granted *)	1,299,150	$2.46	989,249	$8.57	1,138,517	$3.79
Forfeited	(392,271)	$7.49	(169,381)	$5.37	(103,182)	$2.12
Exercised	(58,868)	$1.53	(982,304)	$1.22	(118,582)	$0.76

Outstanding at end of year	4,069,505	$3.54	3,221,494	$4.42	3,383,930	$2.33

Exercisable at end of year	2,050,911	$3.34	1,532,506	$4.42	1,877,544	$1.52

*) Including 11,800 restricted stock units (“RSUs”) granted during 2008.

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the fiscal year 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. This amount may change based on the fair market value of the Company’s stock. The total intrinsic value of options outstanding at December 31, 2008, was $ 287. The total intrinsic value of exercisable options at December 31, 2008 was approximately $ 147. The total intrinsic value of options vested and expected to vest at December 31, 2008 was approximately $ 147.

The total intrinsic value of options exercised during the year ended December 31, 2008 was approximately $ 89. The number of options vested during the year ended December 31, 2008 was 564,363. The weighted-average remaining contractual life of the outstanding options as of December 31, 2008 is 7.67 years. The weighted-average remaining contractual life of exercisable options as of December 31, 2008, was 6.76 years. As of December 31, 2008, $ 4,093 of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of approximately 2.1 years.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:	–	SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2008, have been classified by exercise price, as follows:

Exercise price	Shares upon exercise of options outstanding as of December 31, 2008	Weighted average remaining contractual life	Shares upon exercise of options exercisable as of December 31, 2008
		Years

$ 9.7-11.34	108,317	7.98	60,174
$ 7.45-9.25	305,195	8.14	134,016
$ 5.7-6.52	283,783	8.42	93,954
$ 4.16-4.62	209,153	7.46	134,599
$ 2.97-3.52	1,182,505	8.92	450,941
$ 2.05-2.49	1,569,668	7.51	852,728
$ 1.22-1.37	315,672	4.26	315,672
$ 0.009-0.03	95,212	8.22	8,827

	4,069,505		2,050,911

The Company has three option plans under which outstanding options as of December 31, 2008, are as follows: (i) under the 1997 option plan, the outstanding options are exercisable for 9,737 Ordinary shares; (ii) under the 2003 option plan, the outstanding options are exercisable for 2,101,259 Ordinary shares, and (iii) under the 2006 option plan, the outstanding options and RSUs are exercisable for 1,958,509 Ordinary shares.

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

In addition to granting stock options, the Company granted in 2008 RSUs under the 2006 Plan. RSUs vest over a four year period subject to the continued employment of the employee. RSUs that are cancelled or forfeited become available for future grants.

The fair value assigned to the Ordinary shares in order to calculate the compensation resulting from employee option grants prior to the IPO, was determined primarily by management. In determining fair value, management has considered a number of factors, including independent valuations and appraisals.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:	–	SHAREHOLDERS’ EQUITY (Cont.)

d.	The Company’s outstanding rights, warrants and options to non-employees as of December 31, 2008, are as follows:

Issuance date	Number of shares to be issued	Class of shares	Exercise price per share	Exercisable through

January 1998 (1)	246,479	Ordinary shares	$2.43	The earlier between a liquidity event and November 15, 2010

October 2005 (2)	11,374	Ordinary shares	$2.24	October 2009

(1)	Granted to a Founder and a member of the Board of Directors who also served as Chief Executive Officer at the time of the grant. The underlying shares are issued and held in trust for the benefit of the former Founder, pending his payment of the full purchase price of approximately $ 600. The Company does not consider these shares to be outstanding since, while these shares are held in trust neither the Founder nor the trustee has voting or economic rights with respect to such shares.

(2)	56,868 options were granted to non-employees in connection with advisory provided to the Board of Directors out of which 11,374 are outstanding and exercisable. The exercise price for all the options granted was determined based on the share price at the date of grant.

NOTE 11:	–	TAXES ON INCOME

a.	Income Tax (Inflationary Adjustments) Law, 1985:

According to the law, until 2007, the results for tax purposes were adjusted for the changes in the Israeli consumer price index (“Israeli CPI”). In February 2008, the “Knesset” (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. The amendment to the law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

b.	Corporate tax rates:

Generally, Israeli companies are subject to corporate tax on their taxable income. On July 25, 2005, the Knesset (Israeli Parliament) approved the Law of the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decreased in the corporate tax rate in Israel to the following tax rates: in 2006 – 31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter – 25%. However, the effective tax rate payable by a company which derives income from an approved enterprise may be considerably less, (see also Note 11c).

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	–	TAXES ON INCOME (Cont.)

c.	Tax benefits under Israel’s law for the Encouragement of Capital Investments, 1959 (“the Law”):

In 1998, the production facilities of the Company related to its computational technologies were granted the status of an “Approved Enterprise” under the Law. In 2004, expansion program was granted the status of “Approved Enterprise”. According to the provisions of the Law, the Company has elected the alternative package of benefits – and has waived Government grants in return for tax benefits.

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

The period of tax benefits, detailed above, is limited to the earlier of 12 years from the commencement of production, or 14 years from the approval date, (the year’s limitation does not apply to the exemption period).

The Law was significantly amended effective April 1, 2005 (“the Amendment”). The Amendment includes revisions to the criteria for investments qualified to receive tax benefits as a Beneficiary Enterprise and among other things, simplifies the approval process. The Amendment applies to new investment programs. Therefore, investment programs commencing after December 31, 2004, do not affect the approved programs of the Company.

In addition, the Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval. Therefore the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment.

The entitlement to the above benefits is contingent upon the fulfillment of the conditions stipulated in the Law, regulations published there under and the criteria set forth in the specific letters of approval. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and linked to changes in the Israeli CPI. As of December 31, 2008, management believes that the Company is meeting the aforementioned conditions.

If the Company pays a dividend out of income derived from the Approved and Beneficiary Enterprise during the tax exemption period, it will be subject to corporate tax in respect of the amount distributed, including any taxes thereon, at the rate which would have been applicable had it not enjoyed the alternative benefits, generally 10%-25%, depending on the percentage of the Company’s Ordinary shares held by foreign shareholders. The dividend recipient is subject to withholding tax at the rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	–	TAXES ON INCOME (Cont.)

Income from sources other than the “Approved and Beneficiary Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate.

d.	Tax benefits under the law for the Encouragement of Industry (taxes), 1969 (“the Encouragement Law”):

The Encouragement Law, provides several tax benefits for industrial companies. An industrial company is defined as a company resident in Israel, at least 90% of the income of which in a given tax year exclusive of income from specified Government loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

Management believes that the Company is currently qualified as an “industrial company”under the Encouragement Law and as such, enjoys tax benefits, including: (1) Deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period; (2) The right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company; (3) Accelerated depreciation rates on equipment and buildings; and (4) Expenses related to a public offering on the Tel-Aviv Stock Exchange and as of January 1, 2003 on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

Eligibility for benefits under the Encouragement Law is not subject to receipt of prior approval from any Governmental authority. No assurance can be given that the Israeli tax authorities will agree that the Company qualifies, or, if the Company qualifies, then the Company will continue to qualify as an industrial company or that the benefits described above will be available to the Company in the future.

e.	Pre-tax income (loss) is comprised as follows:

	Year ended December 31,
	2008	2007	2006

Domestic	$(16,525)	$(9,318)	$(1,144)
Foreign	250	(92)	1,871

	$(16,275)	$(9,410)	$727

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	–	TAXES ON INCOME (Cont.)

f.	A reconciliation of the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expenses is as follows:

	Year ended December 31,
	2008	2007	2006

Income (loss) before taxes on income	$(16,275)	$(9,410)	$727

Theoretical tax expense (benefit) computed at
the statutory tax rate (31%, 29% and 27% for
the years 2006, 2007 and 2008, respectively)	$(4,394)	$(2,729)	$225

Losses and timing differences, net in respect
of which no deferred taxes were recorded	3,811	2,207	(565)
Tax benefit related to exercise of options	-	-	(67)
Taxes with respect to prior years	(23)	(1)	85
Impairment of withholding tax asset	74	250	-
Non-deductible expenses and other	265	181	99
Non-deductible share-based compensation expenses	454	478	357
Other	33	144	(23)

Actual tax expenses	$220	$530	$111

Taxes on income are comprised as follows:

Current taxes	$343	$179	$111
Deferred taxes	(174)	102	(85)
Taxes and deferred taxes in respect of previous
years	(23)	(1)	85
Impairment of withholding tax asset	74	250	-

	$220	$530	$111

g.	Net operating losses carry forward:

The Company has accumulated losses for tax purposes as of December 31, 2008, in the amount of approximately $ 40,000, which may be carried forward and offset against taxable income in the future for an indefinite period. The Company expects that during the period in which these tax losses are utilized its income would be substantially tax exempt. Accordingly, there will be no tax benefit available from such losses and no deferred income taxes have been included in these financial statements.

The European subsidiary is subject to French income taxes and has a net operating loss carry forward amounting to approximately $ 1,500 as of December 31, 2008.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	–	TAXES ON INCOME (Cont.)

h.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred income tax are as follows:

	December 31,
	2008	2007

Deferred tax assets:
Operating loss carry forward	$11,366	$9,986
Reserves and allowances	2,925	320

Deferred tax asset before valuation allowance	14,291	10,306
Valuation allowance	(13,821)	(10,010)

Net deferred tax asset	$470	$296

i.	The Company adopted the provisions of FIN 48 on January 1, 2007. Prior to 2007 the company used the provisions of SFAS No. 5 to determine tax contingencies. As of January 1, 2007, there was no material difference between the provision under FIN 48 therefore there was no effect on the company’s shareholders equity upon the company’s adoption of FIN 48.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Gross unrecognized tax benefits as of January 1, 2008	$250
Increase in tax position for current years	35

Gross unrecognized tax benefits as of December 31, 2008	$285

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

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:	–	NET EARNINGS (LOSSES) PER SHARE

The following table sets forth the computation of the basic and diluted net earnings (loss) per share:

a.	Numerator:

	Year ended December 31,
	2008	2007	2006

Net income (loss) as reported	$(16,495)	$(9,940)	$616

b.	Denominator:

	Number of shares

Weighted average number of Ordinary shares	22,054,211	21,525,822	14,402,338

Denominator for basic net losses per Ordinary
share	22,054,211	21,525,822	14,402,338

Effect of dilutive securities:
Employee stock options and warrants	*) -	*) -	2,020,889

Denominator for diluted net earnings (losses)
per Ordinary share	22,054,211	21,525,822	16,423,227

*)	Anti-dilutive.

NOTE 13:	–	GEOGRAPHIC INFORMATION

Allot operates in a single reportable segment. Revenues are based on the customer’s location:

	Year ended December 31,
	2008	2007	2006

United Kingdom	$1,971	$1,915	$8,566
Europe (excluding United Kingdom)	10,250	8,581	8,030
Middle East and Africa	2,752	2,061	1,662
United States of America	7,582	6,435	7,628
Americas (excluding United States of America)	3,311	3,636	1,236
Asia and Oceania	11,235	9,874	7,022

	$37,101	$32,502	$34,144

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:	–	GEOGRAPHIC INFORMATION (Cont.)

The following presents total long-lived assets as of December 31, 2007 and 2008:

	December 31,
	2008	2007

Long-lived assets:
Israel	$8,910	$5,310
United States of America	114	170
Other	210	122

	$9,234	$5,602

NOTE 14:	–	FINANCIAL AND OTHER INCOME (EXPENSES)

	Year ended December 31,
	2008	2007	2006

Financial and other income:
Interest income	$2,571	$4,193	$845

Financial and other expenses:
Interest expenses and other	(335)	(79)	(155)
Foreign currency transactions differences	(53)	(78)	(60)
Impairment related to Auction Rate Securities, net	(7,700)	(4,881)	-

	$(5,517)	$(845)	$630

NOTE 15:	–	DERIVATIVE INSTRUMENTS

The Company’s outstanding foreign exchange forward and option contracts are summarized as follows:

	December 31,
	2008		2007
	Notional amount	Fair value	Notional amount	Fair value
	Number of shares

Forward contracts:
Assets	$(15,709)	$684	$-	$-

Options contracts:
Assets	-	13	-	-

	$(15,709)	$697	$-	$-

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:	–	DERIVATIVE INSTRUMENTS (Cont.)

The Company enters into hedge transactions with a major financial institution, using derivative instruments, primarily forward contracts and options to purchase and sell foreign currencies, in order to reduce the net currency exposure associated with anticipated expenses (primarily salaries and related expenses) in currencies other than U.S. dollar. The Company currently hedges such future exposures for a maximum period of one year.

These derivative instruments are designated as cash flow hedges as defined by SFAS 133, as amended, and are all highly effective as hedges for these expenses when these expenses are recorded. The effectiveness of hedge transactions that are designated for accounting purposes as cash flow hedges is evaluated on a quarterly basis. Since the critical terms of the cash flow hedges and the hedged transactions are matched at inception, the hedge’s effectiveness is generally assessed by comparing the changes in the fair value of the cash flow hedges to the changes in the fair value of the cash flows associated with the underlying hedged transactions as of the assessment date. The effective portion of the derivative instruments is included in the accumulated other comprehensive income (loss) item and is reclassified into the relevant expense item in the statement of operations when the hedged transaction is recognized as an expense. For the year ended December 31, 2008, the Company recorded a loss of $ 230 in its statement of operations from hedge transactions. As of December 31, 2008, the Company recorded an asset of $ 697 reflecting the fair value of outstanding cash flow hedge transactions that are expected to affect its earnings statement during the coming year.