Form 20-F/A
period 2008-12-31
Allot Communications Ltd.
filed 2009-12-18
CIK 1365767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A
(Amendment No. 1)
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

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐           No ☒

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F is being filed solely to file Exhibit 14.2 to the Annual Report previously filed on May 7, 2009.

PART III

ITEM 19:    Exhibits

See exhibit index incorporated herein by reference.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Communications Ltd.

By:	/s/ Rami Hadar
Rami Hadar
Chief Executive Officer and President

Dated: December 18, 2009

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

3.2	Addendum, dated October 26, 2006, to Escrow Agreement, dated January 28, 1998, by and between Yigal Jacoby and the Registrant (1)
3.3	Addendum, dated November 13, 2008, to Escrow Agreement, dated January 28, 1998, by and between Yigal Jacoby and the Registrant (4)
4.1	Share Purchase Agreement, dated May 18, 2006, by and among the parties thereto and the Registrant (1)
4.2	Non-Competition Agreement, dated August 24, 2004, by and among Odem Rotem Holdings Ltd., Yigal Jacoby and the Registrant (1)
4.3	Experteam Training Services Proposal, dated as of March 2006, by Experteam to the Registrant (1)
4.4	Warrant to Purchase Series C-1 Shares, dated November 27, 2001, by and between the Company and Yigal Jacoby (1)
4.5	Manufacturing Agreement, dated September 4, 2002, by and between R.H. Electronics Ltd. and the Registrant* (1)
4.6
Non-Stabilized Lease Agreement, dated February 13, 2006, by and among, Aderet Hod Hasharon Ltd., Miritz, Inc., Leah and Israel Ruben Assets Ltd., Tamar and Moshe Cohen Assets Ltd., Drish Assets Ltd., S. L. A. A. Assets and Consulting Ltd., Iris Katz Ltd., Y. A. Groder Investments Ltd., Ginotel Hod Hasharon 2000 Ltd. and Allot Communications Ltd. (1)

4.7	Key Employees of Subsidiaries and Consultants Share Incentive Plan (1997) (1)
4.8	Key Employees Share Incentive Plan (1997) (1)
4.9	Key Employees Share Incentive Plan (2003) (1)
4.10	2006 Incentive Compensation Plan (4)
4.11	Manufacturing Agreement, dated July 19, 2007, by and between Flextronics (Israel) Ltd. and the Registrant* (3)

Number	Description
4.12	Agreement relating to the sale and purchase of the Business and Assets dated January 1, 2008 by and between Esphion Limited and the Registrant (3)
8.1	List of Subsidiaries of the Registrant (4)
11.1	Code of Ethics (2)
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 (Section 906 Certification) (5)
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 (Section 906 Certification) (5)
14.1	Consent of Kost Forer Gabbay & Kasierer (4)
14.2	Consent of Houlihan Smith & Company, Inc.

(1)	Previously filed with the Securities and Exchange Commission on October 31, 2006 pursuant to a registration statement on Form F-1 (File No. 333-138313) and incorporated by reference herein.

(2)	Previously filed with the Securities and Exchange Commission on June 28, 2007 on Form 20-F for the year ended December 31, 2006 and incorporated by reference herein.

(3)	Previously filed with the Securities and Exchange Commission on June 27, 2008 on Form 20-F for the year ended December 31, 2007 and incorporated by reference herein.

(4)	Previously filed with the Securities and Exchange Commission on May 7, 2009 on Form 20-F for the year ended December 31, 2008 and incorporated by reference herein.

(5)	This document was furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

*
Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Exchange Act.