Form 20-F
period 2009-12-31
Allot Communications Ltd.
filed 2010-04-08
CIK 1365767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

  OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2009: 22,397,062  ordinary shares, NIS 0.10 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

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

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

A.           Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “ITEM 5: Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The consolidated statements of operations data for the years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 are derived from our audited consolidated financial statements included in “ITEM 18: Financial Statements,” which have been prepared in accordance with generally accepted accounting principles in the United States. The consolidated statements of operations for the years ended December 31, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements which are not included in this annual report.

	Year ended December 31,
	2005	2006	2007	2008	2009
	(in thousands of U.S. dollars, except per share and share data)
Consolidated Statements of Operations:
Revenues:
Products	$18,498	$28,756	$25,073	$27,121	$29,641
Services	4,474	5,388	7,429	9,980	12,110
Total revenues	22,972	34,144	32,502	37,101	41,751
Cost of revenues(1):
Products	4,481	6,435	6,603	8,198	10,094
Services	938	1,162	1,416	1,498	1,741
Total cost of revenues	5,419	7,597	8,019	9,696	11,835
Gross profit	17,553	26,547	24,483	27,405	29,916
Operating expenses:
Research and development, gross	6,652	9,340	11,755	14,635	11,705
Less royalty-bearing participation	727	1,811	2,371	2,671	2,440
Research and development, net(1)	5,925	7,529	9,384	11,964	9,265
Sales and marketing(1)	11,887	15,457	18,081	19,781	20,408
General and administrative(1)	2,380	3,464	5,583	6,174	5,541
In process research and development	-	-	-	244	-
Total operating expenses	20,192	26,450	33,048	38,163	35,214
Operating income (loss)	(2,639)	97	(8,565)	(10,758)	(5,298)

Financing and other income (expenses), net	45	630	(845)	(5,517)	(2,311)
Income (loss) before income tax expenses (benefit)	(2,594)	727	(9,410)	(16,275)	(7,609)
Income tax expenses (benefit)	(218)	111	530	220	63
Net income (loss)	$(2,376)	$616	$(9,940)	$(16,495)	$(7,672)
Basic and diluted net earnings (loss) per share	$(0.81)	$0.04	$(0.46)	$(0.75)	$(0.35)
Weighted average number of shares used in computing basic net earnings (loss) per share	2,943,500	14,402,338	21,525,822	22,054,211	22,185,702
Weighted average number of shares used in computing diluted net earnings (loss) per share	2,943,500	16,423,227	21,525,822	22,054,211	22,185,702
___________________________
(1)	Includes stock-based compensation expense related to options granted to employees and others as follows:

	Year ended December 31,
	2005	2006	2007	2008	2009
	(in thousands of U.S. dollars)

Cost of revenues	$—	$15	$48	$50	$104
Research and development expenses, net	12	157	230	321	357
Sales and marketing expenses	251	650	340	465	775
General and administrative expenses	42	539	743	866	1,062
Total	$305	$1,361	$1,361	$1,702	$2,298

	At December 31,
	2005	2006	2007	2008	2009
	(in thousands of U.S. dollars)
Consolidated balance sheet data:
Cash and cash equivalents	$3,677	$7,117	$28,101	$40,029	$36,470
Marketable securities	4,581	76,114	42,614	15,319	14,490
Working capital	4,274	75,182	37,225	40,688	38,179
Total assets	17,591	99,506	94,655	82,851	82,943
Total liabilities	11,465	15,319	17,470	19,672	22,531
Accumulated deficit	(37,884)	(37,268)	(47,208)	(63,703)	(63,694)
Total shareholders’ equity	6,126	84,187	77,185	63,179	60,412

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

We have incurred net losses in each fiscal year since we commenced operations in 1997 through 2009, other than 2006. We had a net loss of $7.7 million in 2009 of which $3.0 million resulted from a net impairment charge related to auction-rate securities, or ARS, compared to a net loss of $16.5 million in 2008 of which $7.7 million resulted from an impairment charge related to ARS and a net loss of $9.9 million in 2007 of which $4.9 million resulted from an impairment charge related to ARS. We can provide no assurance that we will be able to achieve profitability and we may incur losses in the next several years as we continue to expand our sales and marketing activities and to invest in research and development. We may also incur additional impairment charges related to ARS.  We may incur losses in the future and may not generate sufficient revenues in the future to achieve profitability.

We may be unable to compete effectively with other companies in our market who offer, or may in the future offer, competing technologies.

We compete in a rapidly evolving and highly competitive sector of the networking technology market. Our principal competitors are Cisco Systems, Inc. (through the acquisitions of P-Cube and Starent Networks, Corp.) and Sandvine Inc. in the service provider market, including the segment of the largest service providers, referred to as Tier 1 operators, and Blue Coat Systems, Inc. (through its acquisition of Packeteer Inc.) in the enterprise market. Our competitors have also identified the potential market opportunity of Tier 1 operators and we therefore expect intensive competition in this segment in the future. We also compete with a number of smaller competitors, such as CloudShield Technologies, Inc. and Procera Networks, Inc., and we compete indirectly with router and switch infrastructure companies with features that address some of the problems that our products address. We also face competition from companies that offer partial or alternative solutions addressing only one aspect of the challenges facing broadband providers, such as network monitoring or security. Our competitors may announce new products, services or enhancements that better meet the needs of customers or changing industry requirements, or may offer alternative methods to achieve customer objectives. One of our direct competitors, Cisco Systems, is substantially larger than we are and has significantly greater financial, sales and marketing, technical, manufacturing and other resources. The entry of new competitors into our market and acquisitions of our existing competitors by companies with significant resources and established relationships with our potential customers could result in increased competition and harm our business. Increased competition may cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition or result of operations.

If current unfavorable global economic conditions persist or worsen, our business, operating results and financial condition could be adversely effected.

The crisis in the financial and credit markets in the United States, Europe and Asia that began in 2008 has led to a global economic slowdown, with economies in those territories showing significant weakness. If the economies of any part of the world continue to be weak or further deteriorate, many enterprises, telecommunications carriers and service providers may reduce or postpone their capital investments significantly. This could result in reductions in sales of our products or services and longer sales cycles, slower adoption of new technologies and increased price competition. We continuously monitor market trends and intend to take such steps as we deem appropriate to adjust our operations, including measures to lower our expenditures. Since a substantial portion of our operating expenses consist of salaries, we may not be able to reduce our operating expenses in line with any reduction in revenues or may elect not to do so for business reasons. We will need to continue to generate increased revenues and manage our costs to achieve profitability. If global economic and market conditions do not improve, or continue to deteriorate, it may lead to increase in our inventories, decrease our revenues, result in additional pressure on the price of our products, prolong payment terms, and increase the risk that we incur bad debts, each of which would have a material adverse effect on our results of operations and cash flow from operations.

The market for our products is still in its early stage and our growth may be harmed if Tier 1 operators and midsize service providers, do not adopt our solutions.

Our portfolio of hardware platforms and software applications uses our technology to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. We believe that the market for our technology is still in its early stage. We believe that the Tier 1 operators and midsize service providers, present a significant market opportunity and are an important element of our long term strategy. Nevertheless, they may decide that full visibility into their networks or highly granular control over content based applications is not critical to their business. They may also determine not to adopt the value added services we offer or that certain applications, such as VoIP or Internet video, can be adequately prioritized in their networks using router and switch infrastructure products without the use of our technology. They may also, in some instances, face regulatory constraints that could change the characteristics of the markets. They may also seek an embedded deep packet inspection, or DPI, solution in capital equipment devices such as routers rather than the stand-alone solution offered by us. Furthermore, widespread adoption of our products by Tier 1 operators and midsize service providers may require that they migrate to a new business model based on offering subscriber and application-based tiered services and market these new services successfully to consumers. If they decide not to adopt our technology, our market opportunity would be reduced and our growth rate may be harmed.

Demand for our products depends in part on the rate of adoption of bandwidth-intensive broadband applications, such as Internet video and online video gaming applications and applications highly sensitive to network delays such as voice over Internet protocol (VoIP).

Our products are used by service providers and enterprises to monitor and manage bandwidth-intensive applications that cause congestion in broadband networks and impact the quality of experience of users. Demand for our products is driven particularly by the growth in applications, which are highly sensitive to network delays and therefore require efficient network management. These applications include VoIP, Internet video and television and online video gaming applications. If the rapid growth in adoption of VoIP and in the popularity of Internet video and online video gaming applications does not continue, the demand for our products may not grow as anticipated.

Our revenues and business will be harmed if we do not keep pace with changes in broadband applications and with advances in technology.

We will need to invest heavily in developing our technology in order to keep pace with rapid changes in applications, increased broadband network speeds and with our competitors’ efforts to advance their technology. Designers of broadband applications that our products identify and manage are using increasingly sophisticated methods to avoid detection and management by network operators. Even if our products successfully identify a particular application, it is sometimes necessary to distinguish between different types of traffic belonging to a single application. Accordingly, we face significant challenges in ensuring that we identify new applications as they are introduced without impacting network performance, especially as networks become faster. This challenge is increased as we seek to expand sales of our products in new geographic territories because the applications vary from country to country and region to region. If we fail to address the needs of customers in particular geographic markets and if we fail to develop enhancements to our products in order to keep pace with advances in technology, our business and revenues will be adversely affected.

The network equipment market is subject to rapid technological progress and to compete we need to achieve widespread market acceptance.

The network equipment market is characterized by rapid technological progress, frequent new product introductions, changes in customer requirements and evolving industry standards. Developments in routers and routing software could also significantly reduce demand for and sales of our products, and cause our products to become obsolete, which may result in inventory write downs. Alternative technologies could achieve widespread market acceptance and displace the technology on which we have based our product architecture. We can give no assurance that our technological approach will achieve broad market acceptance or that other technology or devices will not supplant our products and technology.

Demand for our products may be impacted by government regulation of the telecommunications industry.

       Carriers are subject to government regulation in a number of jurisdictions in which we sell our products. There are several proposals in the United States and Europe for regulating service providers’ ability to prioritize applications in their networks. Advocates for regulating this industry claim that collecting premium fees from certain “preferred” applications would distort the market for Internet applications in favor of larger and better-funded content providers and would impact end users who purchased broadband access only to experience differing response times in interacting with various content providers. Opponents believe that content providers who support bandwidth-intensive applications should be required to pay service providers a premium in order to support further network investments. The U.S. Federal Communications Commission held hearings to discuss “net neutrality,” which has been defined as service providers treating Internet content equally and not interfering with download speeds, regardless of the size or source of content. To date, the Federal Communications Commission has issued limited guidance on this issue and is currently reviewing it on a case-by-case basis. In August 2008, the Federal Communications Commission issued a ruling prohibiting Comcast, the second-largest broadband provider in the United States, from delaying some peer-to-peer traffic on its network. Comcast filed a court appeal in September 2008 seeking a review of such ruling. In April 2010, a federal appeals court ruled that the Federal Communications Commission had limited power over Web traffic under current law. This ruling could prompt efforts in Congress to amend the law in order to give the Federal Communications Commission explicit authority to regulate Internet service. Demand from carriers for the traffic management and subscriber management features of our products could be adversely affected if regulations prohibit, or limit, service providers from managing traffic on their networks. A decrease in demand for these features could adversely impact sales of our products.

We need to increase the functionality of our products and offer additional features and value added services in order to maintain or increase our profitability.

The market in which we operate is highly competitive and unless we continue to enhance the functionality of our products and add additional features, our competitiveness may be harmed and the average selling prices for our products will decrease over time. Such a decrease generally results from the introduction by competitors of competing products and from the standardization of DPI technology. To counter this trend, we endeavor to enhance our products by offering higher system speeds, and additional features and value added services, such as additional security functions, supporting additional applications and enhanced reporting tools. We may also need to reduce our per unit manufacturing costs at a rate equal to or faster than the rate at which selling prices decline. If we are unable to reduce these costs or to offer increased functionally and features, our profitability may be adversely affected.

Under the current laws of some jurisdictions in which we operate, we may not be able to enforce employees’ covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

It is our practice to have our employees sign appropriate non-compete agreements where permitted under applicable law. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under the current laws of some jurisdictions in which we operate, we may be unable to enforce these agreements and it may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us.

We may become dependent on one or more significant customers, and the loss of any such significant customer could harm our results of operations.

The loss of any significant customer or a significant decrease in business from any such customer could harm our results of operations and financial condition. In addition, revenues from individual customers may fluctuate from time to time based on the timing and the terms under which further orders are received and the duration of the delivery and implementation of such orders. During 2007 and 2008, no single customer accounted for more than 10% of our revenues. In 2009, we had a significant customer, which accounted for 15% of our revenues.

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

The length of our sales cycles to large service providers, including carriers, mobile operators and cable operators, is generally lengthy because these end-customers consider our products to be capital equipment and undertake significant testing to assess the performance of our products within their networks. As a result, we may invest significant time from initial contact with a large service provider until that end-customer decides to incorporate our products in its network. We may also expend significant resources attempting to persuade large service providers to incorporate our products into their networks without success. Even after deciding to purchase our products, initial network deployment of our products by a large service provider may last up to three years. If a competitor succeeds in convincing a large service provider to adopt that competitor’s product, it may be difficult for us to displace the competitor because of the cost, time, effort and perceived risk to network stability involved in changing solutions. As a result, we may incur significant expense without generating any sales.

We are dependent on our traffic management systems and network management application suites for the substantial majority of our revenues.

      We currently derive the substantial majority of our revenues from sales of our NetEnforcer traffic management system, NetXplorer and Subscriber Management Platform (SMP) network management application suites, the Service Gateway platforms, and from maintenance and support contracts related to these products. In the past two years, we increased sales of our Service Gateway platforms, which combines a powerful DPI engine and array of services into a fully integrated, carrier-class platform. In addition, in 2009 we experienced increased demand for our SMP network management application suite. However, sales of our NetEnforcer traffic management system and NetXplorer network management system continued to account for a significant portion of our revenues in 2009 and we currently expect these systems will continue to account for a significant portion of our revenues for the immediate future. As a result, any factor adversely affecting our ability to sell, or the pricing of or demand for, our NetEnforcer traffic management system and NetXplorer network management system would severely harm our ability to generate revenues.

We integrate various third-party solutions into, or together with, our products and may integrate or offer additional third-party solutions in the future. If we lose the right to use such solutions, our sales could be disrupted and we would have to spend additional capital to replace such components.

We integrate various third-party solutions into, or together with, our products and may integrate or offer additional third-party solutions in the future. Sales of our products could be disrupted if such third party solutions were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to spend additional capital to either redesign our products to function with alternate third party solutions or develop substitute components ourselves. We might as a result be forced to limit the features available in our current or future product offerings.

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

We currently depend on a single subcontractor to manufacture and provide hardware warranty support for our legacy NetEnforcer traffic management systems and another subcontractor to provide similar services for our Service Gateway platforms and newer NetEnforcer traffic management systems. If either subcontractor experiences delays, disruptions, quality control problems or a loss in capacity, it could materially adversely affect our operating results.

We currently depend on a single subcontractor, R.H. Electronics Ltd., to manufacture, assemble, test, package and provide hardware warranty support for our legacy NetEnforcer AC-400, AC-800, AC-1000 and AC-2500 traffic management systems, and another subcontractor, Flextronics (Israel) Ltd., a subsidiary of Flextronics, a global electronics manufacturing, services company, to provide similar services for our Service Gateway platforms and our newer NetEnforcer AC-1400, AC-3000, AC-5000 and AC-10000 traffic management systems. In addition, our agreements with Flextronics (Israel) and R.H. Electronics require them to procure and store key components for our products at their facilities. If either of them experiences delays, disruptions or quality control problems in manufacturing our products, or if we fail to effectively manage the relationship with them, shipments of products to our customers may be delayed and our ability to deliver products to customers could be materially adversely affected. Our agreements with Flextronics (Israel) and R.H. Electronics are automatically renewed annually for additional one-year terms. R.H. Electronics may elect not to renew our agreement with them by giving us at least 90 days prior notice to the expiration of any such term. Furthermore, R.H. Electronics may terminate our agreement with them at any time during the term upon 120 days prior notice. Flextronics (Israel) may terminate our agreement at any time during the term upon 180 days prior notice. We expect that it would take approximately six months to transition manufacturing of our products to an alternate manufacturer and our inventory of completed products may not be sufficient for us to continue delivering products to our customers on a timely basis during any such transition. Therefore, the loss of either R.H. Electronics or Flextronics (Israel) would adversely affect our sales and operating results, and harm our reputation.

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

        Certain hardware components used in our products are obtained from single or limited sources. Since our systems have been designed to incorporate these specific components, any change in these components due to an interruption in supply or our inability to obtain such components on a timely basis would require engineering changes to our products before we could incorporate substitute components. Such changes could be costly and result in lost sales. In particular, the central processing unit for our NetEnforcer AC-400 and our NetEnforcer AC-800 is from Intel Corporation, the network processor for our NetEnforcer AC-1000 and our NetEnforcer AC-2500 is from Hifn Inc., and the central processing unit for our Service Gateway platforms and our NetEnforcer AC-1400, AC-3000, AC-5000 and AC-10000 is from NetLogic Microsystems, Inc. (through the acquisition of Raza Microelectronics, Inc.). We do not have a supply agreement with Intel Corporation and the agreements with our other suppliers do not contain any minimum purchase or supply commitments.

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

In addition, acquisitions could result in:

•	substantial cash expenditures;

•	potentially dilutive issuances of equity securities;

•	the incurrence of debt and contingent liabilities;

•	a decrease in our profit margins; and

•	amortization of intangibles and potential impairment of goodwill.

If acquisitions disrupt our operations, our business may suffer.

Carriers, especially in North America, may condition a purchase of our products upon our receipt of a certification that such products meet the Network Equipment Building System (NEBS) requirements.

Carriers, especially in North America, often require that products they purchase meet Network Equipment Building System (NEBS) certification requirements, which relate the reliability of telecommunications equipment. Our Service Gateway platforms are designed to meet NEBS certification requirements, but carriers may not choose to use our systems until we receive the certification.

If we are unable to successfully protect the intellectual property embodied in our technology, our business could be harmed significantly.

Know-how relating to networking protocols, building carrier-grade systems and identifying applications is an important aspect of our intellectual property. To protect our know-how, we customarily require our employees, distributors, resellers, software testers and contractors to execute confidentiality agreements or agree to confidentiality undertakings when their relationship with us begins. Typically, our employment contracts also include the following clauses: assignment of intellectual property rights for all inventions developed by employees, non-disclosure of all confidential information, and non-compete clauses, which generally restrict the employee for six months following termination of employment. The enforceability of non-compete clauses in certain jurisdictions in which we operate may be limited. We cannot provide any assurance that the terms of these agreements are being observed and will be observed in the future. Because our product designs and software are stored electronically and thus are highly portable, we attempt to reduce the portability of our designs and software by physically protecting our servers through the use of closed networks, which prevent external access to our servers. We cannot be certain, however, that such protection will adequately deter individuals or groups from wrongful access to our technology. Monitoring unauthorized use of intellectual property is difficult, and some foreign laws do not protect proprietary rights to the same extent as the law of the United States. We cannot be certain that the steps we have taken to protect our proprietary information will be sufficient. In addition, to protect our intellectual property, we may become involved in litigation, which could result in substantial expenses, divert the attention of management, cause significant delays, materially disrupt the conduct of our business or adversely affect our revenue, financial condition and results of operations.

As of December 31, 2009, we had a limited patent portfolio. We had two issued U.S. patents and two pending U.S. patent applications. While we plan to protect our intellectual property with, among other things, patent protection, there can be no assurance that:

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

We have invested a substantial portion of our cash in auction-rate securities, or ARS, which subjects us to liquidity and investment risk. Due to uncertainties in the capital markets regarding auction-rate securities, we recorded impairment charges in 2007, 2008 and 2009, and, if the fair value of these investments were to decline further, we could be required to record further impairment charges related to these investments.

As of December 31, 2009, we had $27.9 million of principal invested in ARS, which consist of interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations and other structured credits, including corporate bonds.  We determined the fair value of the ARS based on a third party valuation using a discounted cash flow model, the inputs and assumptions for which include the market conditions related to such security as well as the underlying structure of the security, the financial standing of the issuer, stated maturities, estimates of the probability of the issue being called at par prior to final maturity, estimates of the probability of defaults and recoveries, auctions failure and successful auction or repurchase at par for each period, expected changes in interest rates paid on the securities, interest rates paid on similar instruments. Unobservable inputs and assumptions used in these models are significant to the fair value of the investments. In 2009, we recorded an impairment charge of $3.0 million resulting from further devaluation of our ARS portfolio. In addition, during 2009 we recorded an unrealized gain of $2.2 million to other comprehensive income in our balance sheet for appreciation of certain ARS in our portfolio. As of December 31, 2009, the fair value of the ARS on our balance sheet was $14.5 million.  See “—Critical Accounting Policies and Estimates— Marketable Securities” below.

        We cannot predict if or when the liquidity of these ARS will improve. We continue to monitor the market for ARS although there is currently a very limited secondary market for such securities. If these investments continue to experience further devaluation, we will record further impairment charges that could adversely affect our consolidated financial condition and results of operations. In addition, if the fair value of certain investments that have not experienced any devaluation were to decline, management would be required to evaluate whether such decline related to credit losses. The amount of any impairment loss which is determined to be credit loss would be immediately recorded in the consolidated statement of operations. Such an impairment charge could materially and adversely affect our consolidated financial condition and results of operations. See Notes 2(g) and 4 to our consolidated financial statements for further information, including changes in the accounting treatment of ARS.

Our international operations expose us to the risk of fluctuation in currency exchange rates.

Our revenues are generated primarily in U.S. dollars and partially in euros and other currencies. A major portion of our expenses are denominated in U.S. dollars. As a result, we consider the U.S. dollar to be our functional currency. Other significant portion of our expenses are denominated in shekels and to a lesser extent in euros and other Asian currencies. Our shekel-denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in shekels. If the U.S. dollar weakens against the shekel or other currencies we are exposed to, there will be a negative impact on our results of operations. In addition, since a portion of our revenue is not incurred in dollars, therefore, fluctuations in exchange rates between the dollar and the currencies in which such revenue is incurred may have a material effect on our results of operations and financial condition and if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment. See “ITEM 11: Quantitative and Qualitative Disclosures about Market Risk.”

We may receive much lower interest income on our interest bearing investments due to changes in interest rates.

We have significant amount of cash that is currently invested primarily in interest bearing investments such as bank time deposits, money market funds, U.S. government treasury bills and ARS. These investments expose us to the changes in interest rates. If interest rates further decline, our results of operations may be adversely affected due to lower interest income from these investments.

Risks Related to Our Ordinary Shares

The share price of our ordinary shares has been and may continue to be volatile.

Our quarterly financial performance is likely to vary in the future, and may not meet our expectations or the expectations of analysts or investors, which may lead to additional volatility in our share price. The market price of our ordinary shares may be volatile and could fluctuate substantially due to many factors, including, but not limited, to:

•	announcements or introductions of technological innovations or new products, or product enhancements or pricing policies by us or our competitors;

•	disputes or other developments with respect to our or our competitors’ intellectual property rights;

•	announcements of strategic partnerships, joint ventures or other agreements by us or our competitors;

•	recruitment or departure of key personnel;

•	regulatory developments in the markets in which we sell our products;

•	our sale of ordinary shares or other securities in the future;

•	changes in the estimation of the future size and growth of our markets;

•	market conditions in our industry, the industries of our customers and the economy as a whole; or

•	implementation of a share buyback plan.

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

Our ordinary shares are currently listed on the NASDAQ Stock Market. Under NASDAQ rules, shares can be delisted and not allowed to trade on NASDAQ if the closing bid price of the stock over a 30 consecutive trading-day period is less than $1.00. If the price of our ordinary shares decline below the minimum listing requirement, it may be delisted from the NASDAQ Stock Market. A delisting of our ordinary shares could negatively impact us by reducing their liquidity and market price and the number of investors willing to hold or acquire our ordinary shares. This could negatively impact our ability to raise equity financing.

Our shareholders do not have the same protections afforded to shareholders of a U.S. listed company because we have elected to use an exemption available to foreign private issuers from certain NASDAQ corporate governance requirements.

As a foreign private issuer, we are permitted under NASDAQ Marketplace Rule 5615(a)(3) to follow Israeli corporate governance practices instead of the NASDAQ Stock Market requirements that apply to U.S. listed companies. As a condition to following Israeli corporate governance practices, we must disclose which requirements we are not following and the equivalent Israeli requirement.  We must also provide NASDAQ with a letter from our outside counsel in our home country, Israel, certifying that our corporate governance practices are not prohibited by Israeli law. We rely on this “foreign private issuer exemption” with respect to the following two items:  First, we follow the requirements of Israeli law with respect to the quorum requirement for meetings of our shareholders, which are different from the requirements of Rule 5620(c). As a result, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of the voting power of our shares.  Second, we follow Israeli law requirements with respect to the requirement to seek shareholder approval for equity compensation plans, which are significantly different the requirements of Rule 5635(c). Under Israeli law, we may amend our 2006 Incentive Compensation Plan by approval of our board of directors and without shareholder approval as is generally required under Rule 5635(c). As a result of these exemptions, our shareholders do not have the same protections as are afforded to shareholders of a U.S. listed company.  We may in the future provide NASDAQ with an additional letter or letters notifying NASDAQ that we are following our home country practices, consistent with Israeli law and practices, in lieu of other requirements of Rule 5600.

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

       Our executive officers and directors and their affiliates beneficially own approximately 21.5% of our outstanding ordinary shares. As a result, these shareholders, acting together, could exercise significant influence over our operations and business strategy and will have sufficient voting power to influence the outcome of matters requiring shareholder approval.

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

           As of December 31, 2009, we had 22,397,062 ordinary shares outstanding.  Approximately 23.0% of these shares are “restricted securities” available for resale on the NASDAQ Stock Market subject, however, to volume limitations under Rule 144. Most of these restricted securities are held by the largest beneficial owners of our shares. Future sales of these restricted shares, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares. We have experienced a low trading volume of our ordinary shares since our initial public offering and if one or a small number of parties buys or sells a large number of our ordinary shares, we may experience volatility in our share price and the price and liquidity of our shares may be adversely affected.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company

Generally, if for any taxable year 75% or more of our gross income is passive income, or the average percentage of our assets which produce passive income or which are held for the production of passive income (“passive assets”) is at least 50%, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for such taxable year. Publicly traded corporations must determine the percentage of assets on the basis of the value of their assets. No definitive guidance has been issued by the U.S. government concerning how to value the assets of a foreign public company for PFIC testing purposes. It can be inferred from the legislative history that the fair market value of the total assets of a publicly traded foreign corporation can be more easily measured, and is therefore likely to be less burdensome to taxpayers, by applying the “market capitalization” method.  Under the market capitalization method, the total asset value of a company would be considered to equal the aggregate fair market value of its outstanding stock (i.e., its market capitalization) plus its outstanding liabilities, as of a relevant testing date. However, the legislative history did not specify the circumstances under which it would be appropriate to use the “market capitalization” method, or that such method was an exclusive means for valuing the total assets of a publicly traded corporation. Accordingly, if the market capitalization approach is found to be insufficient in the context of the facts and circumstances of a particular case, other reasonable valuation methods may be employed to determine the fair market value of a corporation's assets.  In certain circumstances, including extremely volatile market conditions, it may be appropriate to apply alternative valuation methods, to more accurately determine the fair market value of our assets, such as a valuation of the assets by an independent qualified expert.  We obtained an opinion from a U.S. tax advisor providing the reasoning for adoption of an approach other than the market capitalization approach and applying the results of our valuation study that was conducted by an independent valuator. In view of certain estimates of our gross income and the average value of our gross assets, the latter supported by said third party valuation and opinion, we believe that we should not be a PFIC for the taxable year ended December 31, 2009.  There can be no certainty that the U.S. Internal Revenues Service (“IRS”) will not challenge such a position, however, and determine that based on the IRS’ interpretation of the asset test, we were a PFIC in 2009.  Thus, there can be no assurance that we will not be considered a PFIC for 2009 or for any other taxable year.  We are not providing any U.S. tax opinion to any U.S. Holder concerning any potential PFIC status of our company, and U.S. Holders should consult their own tax advisors concerning the implication of the PFIC rules in his, her or its particular circumstances.  See “ITEM 10: Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

If we were characterized as a passive foreign investment company, a U.S. Holder (as defined under “ITEM 10: Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations”) could avoid certain adverse passive foreign investment company consequences by making a qualified electing fund election to be taxed currently on its proportionate share of the passive foreign investment company’s ordinary income and net capital gains.  However, we do not intend to comply with the necessary accounting and record keeping requirements that would allow a U.S. Holder to make a qualified electing fund election with respect to the Company.  See “ITEM 10: Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

Risks Relating to our Location in Israel

Conditions in Israel could adversely affect our business.

We are incorporated under Israeli law and our principal offices, and research and development facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. In recent years, there has been an escalation in violence among Israel, Hamas, Hezbollah, the Palestinian Authority and other groups. Furthermore, several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel continue or increase. These restrictions may limit materially our ability to sell our solutions to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us. Additionally, any hostilities involving Israel may have a material adverse effect on either of our principal subcontractors and their facilities in which event, all or a portion of our inventory may be damaged, and our ability to deliver products to customers may be materially adversely affected.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2009, we employed 252 people, of whom 170 were based in Israel. Some of our executive officers and employees in Israel are obligated to perform annual military reserve duty in the Israel Defense Forces, depending on their age and position in the army. Additionally, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service, and any significant disruption in our operations could harm our business. The full impact on our workforce or business if some of our executive officers and employees will be called upon to perform military service, especially in times of national emergency, is difficult to predict. Additionally, the absence of a significant number of the employees at either of our principal subcontractors related to military service may disrupt their operations in which event our ability to deliver products to customers may be materially adversely affected.

The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

Our investment program in equipment at our facility in Hod-Hasharon, Israel has been granted approved enterprise status and we are therefore eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investments Law. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2009, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $46 million. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investments Law and its regulations and the criteria set forth in the specific certificate of approval, including, among other conditions, that the approved enterprise be operated over a seven-year period and that at least 30% of our investment in fixed assets of the approved enterprise be funded by additional paid-up ordinary share capital. If we do not meet the conditions stipulated in the Investments Law and its regulations and the criteria set forth in the specific certificate of approval in the future, the tax benefits would be canceled and we could be required to refund any tax benefits that we have received. These tax benefits may not be continued in the future at their current levels or at any level.

Effective April 1, 2005, the Investments Law was amended. As a result, the criteria for new investments qualified to receive tax benefits were revised. No assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law. The termination or reduction of these tax benefits would increase our tax liability in the future, which would reduce our profits or increase our losses. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities might not be eligible for inclusion in Israeli tax benefit programs. See “ITEM 10: Additional Information—Taxation—Israeli Tax Considerations and Government Programs—Law for the Encouragement of Capital Investments, 1959.”

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

We have received royalty-bearing grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, for the financing of a portion of our research and development expenditures in Israel, pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984, referred to as the Research and Development Law. In 2007, 2008 and 2009, we received and accrued grants totaling $2.4, $2.7 and $2.4 million from the Office of the Chief Scientist, representing 20.2%, 18.3% and 20.8%, respectively, of our gross research and development expenditures in these periods. We may not receive future grants or may receive significantly smaller grants from the Office of the Chief Scientist and our failure to receive grants in the future could adversely affect our profitability.

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

If the price of our ordinary shares declines, we may be more vulnerable to an unsolicited or hostile acquisition bid.

Notwithstanding provisions of our articles of association and Israeli law, a decline in the price of our ordinary shares may result in us becoming subject to an unsolicited or hostile acquisition bid. In the event that such a bid is publicly disclosed, it may result in increased speculation regarding our company and volatility in our share price even if our board of directors decides not to pursue a transaction. If our board does wish to pursue a transaction, there can be no assurance that it will be consummated successfully or that the price paid will represent a premium above the original price paid for our shares by all of our shareholders. See “ITEM 10: Additional Information—Description of Share Capital—Anti-Takeover Measures” and “—Acquisitions under Israeli Law.”

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

We paid for capital expenditures of $2.7 million in 2009, $1.7 million in 2008 and $3.5 million in 2007. We have financed our capital expenditures with cash generated through net proceeds from our initial public offering and private placements of our equity securities.

Our capital expenditures during 2007, 2008 and 2009 consisted primarily of investments in lab equipment for research and development, as well as customer support and demo units.

B.           Business Overview

Overview

We are a leading provider of intelligent IP service optimization solutions for mobile, DSL and wireless broadband carriers, cable operator service providers, and enterprises. Our portfolio of hardware platforms and software applications utilizes advanced deep packet inspection, or DPI, technology to transform broadband pipes into smart networks that can rapidly and efficiently manage data over mobile and wireline networks and deploy value added Internet services. Our scalable, carrier-grade solutions provide the visibility, security, application control and subscriber management that are vital to managing Internet service delivery, guaranteeing quality of experience, or QoE, containing operating costs, and maximizing revenue in broadband networks.

Industry Background

The rapid proliferation of broadband networks in recent years has been largely driven by demand from users for faster and more reliable access to the Internet and by the proliferation in the number and complexity of broadband applications, as well as the proliferation of mobile data-enhanced smart phones such as the iPhone.

Rising Network Operational Costs Due to the Rapid Adoption of Broadband Applications

The increasing adoption of broadband access has enabled significant advances in the sophistication of applications delivered over broadband networks. In contrast to traditional applications, such as e-mail and web-browsing, many newer applications, such as P2P, Internet video, online gaming and online content sites, require large amounts of bandwidth and are highly sensitive to network delays. In response to these challenges, service providers have been forced to invest heavily in network infrastructure upgrades and customer support services in order to maintain the quality of experience for subscribers.

Rising Data Traffic in Mobile Networks

The mobile data market is growing very rapidly, with the advent of the iPhone and other data-enhanced handsets, as well as the rise in use of mobile modems in laptop computers (“dongles”) and netbooks.  To put this into perspective, the average smartphone user generates multiple times as much data traffic as the non-smartphone user.

The cost of deploying mobile bandwidth at the access point, or the GGSN, in mobile networks is significantly higher than that in wireline networks. As a result, mobile operators are already beginning to feel economic and infrastructure challenges in meeting the rising tide of data traffic over their networks. In addition, as capacity increases in mobile networks, smartphone users will have increased expectations with respect to speed and performance.

It is becoming increasingly apparent that unmanaged 3G, and even 4G mobile networks will not be able to cope with the rising tide of data traffic.

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

        To address these issues and increase the average revenue per user, or ARPU, service providers have begun to offer premium, differentiated services, such as improved quality for VoIP and Internet video. By offering such tiered services and charging subscribers according to the value of these services or according to accumulated usage, service providers can capitalize on the revenue enhancement opportunities enabled by broadband applications. To offer premium services and to guarantee service levels for those services, service providers need enhanced visibility into and control of network traffic, including visibility into the type of applications used on the network and levels of traffic generated by different subscribers.

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

The Allot Solution

        Our solutions enable service providers to optimize and monetize their wireline and mobile data networks.  These solutions employ advanced deep packet inspection, or DPI, which identifies applications by examining the content encapsulated in packets, including header and application information. By correlating data from multiple packets and flows, searching for application signatures and recognizing application behavior, our solutions identify each subscriber and application in the network and provide in-depth, real time information about their behavior. Once an application has been identified, it can be managed using predetermined policies that determine the level of network resources allocated for that application based on the business strategy of the service provider or enterprise. We have developed market-leading DPI technology that accurately identifies hundreds of application protocols at higher speeds and creates customized detailed usage analyses and reports. Our vision is that our technology will become a platform for a range of value-added services, rather than an added feature on a router.  Once our DPI engine is able to provide information regarding applications running over the network, we believe our platform will enable service providers to use this information to drive additional revenues by enabling additional functionalities on our DPI platform. In 2008, we acquired the business of Esphion, a developer of network protection solutions for carriers and internet service providers, which increased the scope of our product offering. In 2009, we announced the Allot MediaSwift, a solution designed to save backhaul cost to service providers and to enhance QoE to end users by caching and accelerating popular internet video, and the Allot WebSafe, a network service designed to block access to illegal websites defined by the Internet Watch Foundation (IWF).

Our Products

   Traffic Management Systems

Our traffic management systems consist of the Service Gateway platform and the NetEnforcer product line.

The Service Gateway platform is an open standards-based platform for broadband service control and optimization based on DPI. It is based on an AdvancedTCA®-compliant chassis with modular, hot-swappable DPI blades. A single platform provides up to 16 Gigabit Ethernet ports or eight 10 Gigabit Ethernet ports, supporting up to 60 Gigabits per second (Gbps) of throughput. Within the Service Gateway, the application and subscriber information for each traffic flow is identified by a single DPI process that can then dispatch the flow to an array of additional services and actions. These actions may, through additional blades on the platform, include traffic prioritization and Quality of Service, or QoS, optimization, filtering (including parental control), blocking security threats (Clean Line and denial-of-service-prevention), media caching or collecting records for real-time charging or offline usage-based charging.

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

Our traffic management devices are available in several different models to address the needs of a wide range of service providers and enterprises:

Series	Target Market	Operation Speeds	Subscribers(1)
NetEnforcer AC-400	Small to medium enterprise networks and service provider networks	Up to 200 Mbps	Up to 4,000
NetEnforcer AC-800	Medium and large enterprise networks and medium service provider networks	Up to 620 Mbps	Up to 28,000
NetEnforcer AC-1000/ AC-2500	Carrier-class solutions used by medium and large service provider networks	Up to 2 Gbps and 5 Gbps, respectively	Up to 80,000
NetEnforcer AC-1400/ AC-3000	Carrier-class solutions used by large enterprise networks and medium and large service provider networks	Up to 2 Gbps and 8 Gbps, respectively	160,000
NetEnforcer AC-5000	Carrier-class solutions used by medium and large service provider networks with 1G and 10GE networks	Up to 15 Gbps	400,000
NetEnforcer AC-10000	Carrier-class solutions used by medium and large service provider networks with 1G and 10GE networks	Up to 30 Gbps	Up to 800,000
Service Gateway – Omega/Sigma	Carrier-class solutions used by medium and large service provider networks	Up to 60 Gbps	Up to 2,000,000

(1)
Represents the maximum number of subscribers that a system can handle simultaneously. Typically, due to network topology, redundancy requirements and other constraints, such as total bandwidth available per subscriber, the actual number per product unit is lower

Our Service Gateway platforms are designed to meet NEBS Level 3 certification requirements to ensure operation in extreme environmental conditions.

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

Our Subscriber Management Platform, or SMP, is a scalable system that helps service providers build an intelligent service network designed to deliver the QoE that each subscriber expects, while allowing providers to manage network usage. The SMP monitors subscriber behavior to identify, track and report short- or long-term usage trends. Behavior can be tracked on an individual basis or for groups of subscribers. By analyzing these trends, providers can know which services are the most popular and with whom. This allows the provider to quickly roll out new or packaged services based on individual subscriber demand and preferred delivery. The SMP supports per-subscriber QoS policy definition, enabling providers to rapidly create and deploy tiered service plans that allow different subscribers to have different quality parameters on a per-service basis. This capability, together with the SMP’s tiered services control and quota management features, create an opportunity for innovative service packaging and pricing based on individual subscriber demand and preferred delivery. This flexible and customized delivery helps service providers increase ARPU, reduce churn and facilitate the introduction of new revenue-generating services without service interruption.

   Value Added Services

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

     MediaSwift

The solution synergizes our DPI and caching competences and is designed to save backhaul cost to service providers and to enhance QoE to end users by caching and accelerating popular internet video. MediaSwift is offered as an external solution with our Service Gateway and it is also offered as a solution with other Allot platforms. The MediaSwift is planned to be offered as an internal blade with our Service Gateway.

     WebSafe

The solution is a network service designed to block access to illegal websites defined by the Internet Watch Foundation (IWF).  At the same time, it allows operators to comply with emerging legislation surrounding online child sexual abuse images and other illegal content.  WebSafe is offered as an integrated service within our Service Gateway and it is also offered as a solution with other Allot platforms.

Customers

We have a global, diversified end-customer base consisting primarily of service providers and enterprises. Our direct customers are generally distributors, resellers, OEMs and system integrators, who we refer to as our channel partners. In 2009, we derived 52% of our revenues from Europe, the Middle East and Africa, 26% from Asia and Oceania and 22% from the Americas. We generally only have direct contact with end-customers in the case of larger projects, as smaller projects are driven by our channel partners. In 2009, we had a significant customer which accounted for 15% of our revenues.

Channel Partners

We market and sell our products to end-customers both by direct sales and through our channel partners, which include distributors, resellers, OEMs and system integrators. Our channel partners generally purchase our products from us upon receiving orders from end-customers and are responsible for installing and providing initial customer support for our products. Our channel partners are located around the world and address most major markets. Our channel partners target a range of end-users, including carriers, alternative carriers, cable operators, private networks, data centers and enterprises in a wide range of industries, including government, financial institutions and education. Our agreements with channel partners that are distributors or resellers are generally non-exclusive and are for an initial term of one year and automatically renew for successive one-year terms unless terminated. After the first year, such agreements may be terminated by either party upon ninety days prior notice.

We offer support to our channel partners. This support includes the generation of leads through marketing events, seminars and web-based leads and incentive programs as well as technical and sales training.

Our sales staff’s direct contact with end-customers consists mainly of developing leads for our channel partners. A vast majority of our sales occur through our channel partners.

Sales and Marketing

The sales and deployment cycle for our products varies based upon the intended use by the end-customer. The sales cycle for initial network deployment may generally last between one and three years for large and medium service providers, six to twelve months for small service providers, and one to six months for enterprises. Follow-on orders and additional deployment of our products usually require shorter cycles. Large and medium service providers generally take longer to plan the integration of our solutions into their existing networks and to set goals for the implementation of the technology.

We focus our marketing efforts on product positioning, increasing brand awareness, communicating product advantages and generating qualified leads for our sales organization. We rely on a variety of marketing communications channels, including our website, trade shows, industry research and professional publications, the press and special events to gain wider market exposure.

We have organized our worldwide sales efforts into the following three territories: North and South America, Europe the Middle East and Africa, and Asia and Oceania. We have regional offices in the U.S., Israel, France, Spain, United Kingdom, Singapore, Japan and China, and a dedicated regional presence in Germany, Italy, the Czech Republic, India, Hong Kong and Australia. We also maintain a regional presence in Mexico and Brazil.

As of December 31, 2009, our sales and marketing staff, including product management and business development functions, consisted of 57 employees.

Service and Technical Support

We believe our technical support and professional services capabilities are a key element of our sales strategy. Our technical staff assists in presales activities and advises channel partners on the integration of our solutions into end-user networks. Our basic warranty extended to end-customers through our channel partners is three months for software and twelve months for hardware. Generally, end-customers are also offered, through our channel partners, a choice of one year or three-year customer support programs when they purchase our products. These customer support programs can be renewed at the end of their terms. Our end-customer support plans offer the following features:

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

As of December 31, 2009, our technical staff consisted of 57 employees.

Research and Development

Our research and development activities take place in Israel and New Zealand. As of December 31, 2009, 92 of our employees were engaged primarily in research and development. We devote a significant amount of our resources towards research and development to introduce and continuously enhance products to support our growth strategy. We have assembled a core team of experienced engineers, many of whom are leaders in their particular field or discipline and have technical degrees from top universities and experience working for leading Israeli networking companies. These engineers are involved in advancing our core technologies, as well as in applying these core technologies to our product development activities. Our research and development efforts have benefited from royalty-bearing grants from the Office of the Chief Scientist. The State of Israel does not own any proprietary rights in technology developed with the Office of the Chief Scientist funding and there is no restriction related to the Office of the Chief Scientist on the export of products manufactured using technology developed with Office of the Chief Scientist funding. For a description of restrictions on the transfer of the technology and with respect to manufacturing rights, please see “ITEM 3: Key Information—Risk Factors—The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to comply with such restrictions or these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.”

Manufacturing

We subcontract the manufacture and repair of our legacy NetEnforcer products (AC-400, AC-800, AC-1000 and AC-2500) to R.H. Electronics, an Israeli manufacturer and manufacture and repair of our Service Gateway platforms and our newer NetEnforcer products (AC-1400, AC-3000, AC-5000 and AC-10000) to Flextronics (Israel) Ltd., a subsidiary of Flextronics, a global electronics manufacturing services company. This strategy enables us to reduce our fixed costs, focus on our core research and development competencies and provide flexibility in meeting market demand. R.H. Electronics and Flextronics (Israel) are contractually obligated to provide us with manufacturing services based on agreed specifications, including manufacturing, assembling, testing, packaging and procuring the raw materials for our devices. We are not required to provide any minimum orders. Our agreement with each contractor is automatically renewed annually for additional one-year terms. R.H. Electronics may elect not to renew our agreement with them by giving us at least 90 days prior notice to the expiration of any such term. Furthermore, R.H. Electronics may terminate our agreement at any time during the term upon 120 days prior notice. Flextronics (Israel) may terminate our agreement with them at any time during the term upon 180 days prior notice. We retain the right to procure independently any of the components used in our products. Both contractors have U.S. affiliates to which they can, with the prior consent of the Office of the Chief Scientist, transfer manufacturing of our products if necessary, in which event we may be required to pay increased royalties to the Office of the Chief Scientist. We expect that it would take approximately six months to transition manufacturing of our products to an alternate manufacturer.

We design and develop internally a number of the key components for our products, including printed circuit boards and software. Some of our product’s hardware components are obtained from single or limited sources. Since our products have been designed to incorporate these specific components, any change in these components due to an interruption in supply or our inability to obtain such components on a timely basis would require engineering changes to our products before we could incorporate substitute components. In particular, we purchase the central processing unit for our Service Gateway platforms and for our NetEnforcer AC-1400, AC-3000, AC-5000 and AC-10000 from NetLogic Microsystems, Inc. (through the acquisition of Raza Microelectronics, Inc.) and for our NetEnforcer AC-400 and our NetEnforcer AC-800 from Intel Corporation and we have agreed to purchase the network processor for our NetEnforcer AC-1000 and our NetEnforcer AC-2500 from Hifn Inc. We carry approximately three to six months of inventory of key components. We also work closely with our suppliers to monitor the end-of-life of the product cycle for integral components, and believe that in the event that they announce end of life, we will be able to increase our inventory to allow enough time for replacing such components. We do not have a supply agreement with Intel Corporation and the agreements with our other suppliers do not contain any minimum purchase or supply commitments. We have been informed by Hifn that it is their general policy to provide their customers with a six-month last-time-buy option and twelve months to take delivery of the product in the event that Hifn decides to discontinue production of the network processor. Product testing and quality assurance is performed by our contract manufacturer using tests and automated testing equipment and according to controlled test documentation we specify. We also use inspection testing and statistical process controls to assure the quality and reliability of our products.

Competition

Our principal competitors are Cisco Systems (through the acquisitions of P-Cube and Starent Networks, Corp.) and Sandvine in the service provider market, and Blue Coat Systems, Inc. (through its acquisition of Packeteer) in the enterprise market. We also compete with a number of smaller competitors such as CloudShield Technologies, Inc. and Procera Networks, Inc., and we compete indirectly with router and switch infrastructure companies that offer features, which address some of the problems that our products address. We also face competition from companies that offer partial solutions addressing only one aspect of the challenges facing broadband providers, such as network monitoring or security. We compete on the basis of product performance, such as speed and number of applications identified, ease of use and installation, and customer support. Price is also an important, although not the principal, basis on which we compete. See “ITEM 3: Key Information—Risk Factors—We may be unable to compete effectively with other companies in our market who offer, or may in the future offer, competing technologies.”

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

We customarily require our employees, distributors, resellers, software testers and contractors to execute confidentiality agreements or agree to confidentiality undertakings when their relationship with us begins. Typically, our employment contracts also include the following clauses: assignment of intellectual property rights for all inventions developed by employees, non-disclosure of all confidential information, and non-compete clauses, which generally restrict the employee for six months following termination of employment. The enforceability of non-compete clauses in certain jurisdictions in which we operate may be limited. Because our product designs and software are stored electronically and thus are highly portable, we attempt to reduce the portability of our designs and software by physically protecting our servers through the use of closed networks, which prevent external access to our servers.

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

As of December 31, 2009, we had two U.S. patents and two pending patent applications in the United States. We expect to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

We have obtained U.S. trademark registrations for certain of our key marks that we use to identify our products or services, including “NetEnforcer” and “Allot Communications.”

Government Regulation

See “ITEM 5: Overview—Government Grants” for a description of grants received from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor.

C.           Organizational Structure

       We conduct our global operations through six wholly-owned subsidiaries: (1) Allot Communications, Inc., headquartered in Woburn, Massachusetts; (2) Allot Communication Europe SARL, headquartered in Sophia, France; (3) Allot Communications Japan K.K., headquartered in Tokyo, Japan; (4) Allot Communication (UK) Limited, headquartered in Guildford, England; (5) Allot Communications (Asia Pacific) Pte. Ltd., headquartered in Singapore; and (6) Allot Communications (New Zealand) Limited, headquartered in Auckland, New Zealand. Our U.S. subsidiary commenced operations in 1997 and engages in the sale, marketing and technical support services in the United States, Canada and Central and Latin America of products manufactured by and imported from our company. Our French, U.K., Japanese and Singapore subsidiaries engage in marketing and technical support services of our products in Europe, Japan and Asia Pacific, respectively. Our New Zealand subsidiary engages in development and technical support services.

D.           Property, Plants and Equipment

Our principal administrative and research and development activities are located in a 39,245 square foot (3,646 square meter) facility in Hod-Hasharon, Israel. The lease for this facility commenced in July 2006 and will expire in July 2013. We believe that this facility will be adequate to meet our needs in Israel for at least the next twelve months.

We also lease a 5,862 square foot (545 square meter) facility in Woburn, MA, for the purposes of our U.S. sales and marketing operations pursuant to a lease that expires in August 2014. We lease other smaller facilities for the purpose of our development, sales and marketing and support activities in France, the United Kingdom, Italy, Germany, the Czech Republic, Singapore, Spain, China, Japan and New Zealand.

ITEM 4A: Unresolved Staff Comments

Not applicable.

ITEM 5: Operating and Financial Review and Prospects

A.           Operating Results

Overview

       We are a leading provider of intelligent IP service optimization solutions for DSL, wireless and mobile broadband carriers, cable operator service providers, and enterprise. Our portfolio of hardware platforms and software applications utilizes advanced DPI technology to transform broadband pipes into smart networks that can rapidly and efficiently manage data over mobile and wireline networks and deploy value added Internet services. End-customers use our solutions to create sophisticated policies to monitor network applications, enforce quality of service policies that guarantee mission-critical application performance, mitigate security risks and leverage network infrastructure investments. Our carrier-class products are used by service providers to offer subscriber-based and application-based tiered services that enable them to optimize their service offerings, reduce churn rates and increase ARPU. We market and sell our products through a variety of channels, including direct sales and through our channel partners, which include distributors, resellers, OEMs and system integrators. End customers of our products include carriers, mobile operators, cable operators, wireless, wireline and satellite Internet service providers, educational institutions, governments and enterprises.

There has been a rapid proliferation of broadband networks in recent years, which has been largely driven by demand from users for faster and more reliable access to the Internet and by the proliferation in the number and complexity of broadband applications. The Internet, which was designed originally to support web surfing and e-mail applications, now supports numerous advanced services, such as interactive gaming and video conferencing. In addition, there has been an exponential increase in over-the-top Internet services, such VoIP and video streaming. These new applications are driving large service providers to explore ways to efficiently manage bandwidth resources in view of these and other bandwidth-heavy applications. As a result, a number of these service providers are considering deploying DPI technology in their networks. We believe that large service providers, as well as cable and mobile operators, present a significant market opportunity and are an important element of our long term strategy.

In 2009, the primary driver of our growth was the mobile market, which was highlighted by our signing a frame agreement towards the end of the second quarter with a global Tier 1 mobile operator group. Revenues in 2009 from this customer accounted for 15% of our total revenues.

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

We recognize revenues from product sales when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with respect to implementation remain, the fee is fixed or determinable, and collection is probable. We grant a one-year hardware warranty and a three-month software warranty on all of our products and record a liability at the time the product’s revenue is recognized. We estimate the liability of possible warranty claims based on our historical experience. Warranty claims have to date been immaterial to our results of operations. Maintenance and support revenues are recognized on a straight line basis over the term of the applicable maintenance and support agreement.. See “—Critical Accounting Policies and Estimates—Revenue Recognition” below.

        Customer concentration.  In 2009, we derived 15% of our revenues from global Tier 1 mobile operator group. In 2008 and 2007, no single customer accounted for 10% or more of our revenues.

Geographical breakdown.  The following table sets forth the geographic breakdown of our revenues for the periods indicated:

	Year Ended December 31,
	2007	2008	2009

United States	20	21	15
Europe	33	33	45
Asia and Oceania	30	30	26
Middle East and Africa	6	7	7
Americas (excluding United States)	11	9	7

Total	100%	100%	100%

   Cost of revenues and gross margins

Our product cost of revenues consists primarily of costs of materials, manufacturing services and overhead, warehousing, testing and royalties paid primarily to the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor. Our services cost of revenues consist primarily of salaries and related personnel costs for our customer support staff as well as royalty payments mentioned above. We expect cost of revenues to increase as a result of the increase in our product and service revenues, the increased sales of our higher end products, primarily consisting of our Service Gateway platforms and the NetEnforcer AC-10000 and sale of extended service suites to large scale customers that will require additional personnel hiring and other expenditures. This increase may be offset by increased sales of our network management application suites as their direct cost of revenues are expected to be lower. As a result, our gross margins as a percentage of revenues may decrease.

   Operating expenses

Research and development.  Our research and development expenses consist primarily of salaries and related personnel costs, costs for subcontractor services, depreciation, rent and costs of materials consumed in connection with the design and development of our products. We expense all of our research and development costs as they are incurred. Our net research and development expenses are comprised of gross research and development expenses offset by financing through royalty-bearing grants from the Office of the Chief Scientist. Such participation grants are recognized at the time at which we are entitled to such grants on the basis of the costs incurred and included as a deduction of research and development expenses (See “—Government Grants” below). We believe that significant investment in research and development is essential to our future success and expect that in future periods our research and development expenses will increase on an absolute basis.

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

General and administrative.  Our general and administrative expenses consist of salaries and related personnel costs, rental expenses, costs for professional services and depreciation. We expect these expenses to increase on an absolute basis as we hire additional personnel and incur additional costs related to the growth of our business as we increase our global presence. General and administrative expenses also include costs associated with corporate governance, tax compliance, compliance with the rules implemented by the U.S. Securities and Exchange Commission and NASDAQ, premiums for our director and officer liability insurance and for defending the class action lawsuit filed against us and certain of our directors and officers. See “ITEM 8: Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

   Financial expenses, net

Financial expenses, net consists primarily of interest earned on our cash balances and other financial investments, foreign currency exchange gains or losses, devaluation of marketable securities and bank fees.

As of December 31, 2009, we held $27.9 million of principal invested in ARS, which were rated AAA and AA at the time of purchase. Due to the continued deterioration of, and uncertainties in, the credit and capital markets, our ARS have experienced multiple failed auctions due to a lack of liquidity in the market. A number of our ARS have had their credit rating downgraded. To date, our ARS have paid all their interest payments. Based on an analysis of their fair value, we have recorded in 2009 an impairment charge, of $3.0 million to financial and other expenses, net, in our statement of operations with respect to devaluation, which is considered “other than temporary.” If the credit and capital markets further deteriorate or we experience any additional ratings downgrades on any ongoing investments in our portfolio, including of ARS, we may incur additional impairments to our investment portfolio and record further impairment charges to our financial and other expenses, net, in our statement of operations. See “—Critical Accounting Policies and Estimates— Marketable Securities” below.

In addition, the financial and other income (expenses), net, may fluctuate due to foreign currency exchange gains or losses, as well as the interest rate changes. See “ITEM 11: Quantitative and Qualitative Disclosures About Market Risk – Foreign Currency Exchange Risk” and – Risk of Interest Rate Fluctuation.”

   Approved and Privileged Enterprise

Our facilities in Hod-Hasharon, Israel have been granted Approved Enterprise status under the Investments Law and enjoy certain tax benefits. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2009, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $46 million. Income derived from other sources, other than the “Approved Enterprise,” during the benefit period will be subject to tax at the regular corporate tax rate. For more information about the tax benefits available to us as an Approved and Privileged Enterprise see “ITEM 10: Additional Information—Taxation and Government Programs—Law for the Encouragement of Capital Investments, 1959.”

   Government Grants

Our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist under our approved plans in accordance with the Israeli Law for Encouragement of Research and Development in the Industry, 1984, or the Research and Development Law. Through December 31, 2009, we had received approval and recorded in our books grants totaling $19.2 million from the Office of the Chief Scientist, excluding $4.1 million attributed to NetReality products. Under Israeli law and the approved plans, royalties on the revenues derived from sales of all of our products are payable to the Israeli government, generally at the rate of 3.0% during the first three years and 3.5% beginning with the fourth year, up to the amount of the received grants as adjusted for fluctuation in the U.S. dollar/shekel exchange rate. The amounts received after January 1, 1999 bear interest at twelve month LIBOR as at the beginning of the year in which a grant is approved. Our obligation to pay these royalties is contingent upon actual consolidated sales of our products and no payment is required if no sales are made. As of December 31, 2009, we had an outstanding contingent obligation to pay royalties in the amount of $10.4 million.

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

Size of end-customers and sales cycles.  We have a global, diversified end-customer base consisting primarily of service providers and enterprises. We are making efforts to increase our sales to large service providers. The deployment of our products by small and midsize enterprises and service providers can be completed relatively quickly with a limited number of NetEnforcer and/or Service Gateway systems compared to the number required by large service providers. Large service providers take longer to plan the integration of our solutions into their existing networks and to set goals for the implementation of the technology. Sales to large service providers are therefore more complicated as they involve a relatively larger number of network elements and solutions, as well as NetEnforcer and/or Service Gateway systems. We are seeking to achieve further significant customer wins in the large service provider market that would positively impact our future performance. However, our performance is also influenced by sales cycles for our products, which typically fluctuate based upon the size and needs of end-customers that purchase our products. We expect that increased sales to large service providers of Service Gateway platforms will result in longer sales cycles that will increase unpredictability regarding the timing of our sales and may cause our quarterly and annual operating results to fluctuate if a significant customer delays its purchasing decision and/or defers an order. Furthermore, longer sales cycles may result in delays from the time we increase our operating expenses and make investments in inventory, until the time that we generate revenue from related product sales.

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

Cost of revenues and cost reductions.  Our cost of revenues as a percentage of total revenues was 24.7% for 2007, 26.1% for 2008 and 28.3% for 2009. Our products use off-the-shelf components and typically the prices of such components decline over time. However, the introduction and sale of new or enhanced products and services may result in an increase in our costs of revenues. We make a continuous effort to identify cheaper components of comparable performance and quality. We also seek improvements in engineering and manufacturing efficiency that will reduce costs. Since our cost of revenues also include royalties paid to the Office of the Chief Scientist, our cost of sales may be impacted positively or negatively by actions of the Israeli government changing the royalty rate. Our products incorporate features that require payment of royalties to third parties. In addition, new products, such as the Service Gateway series, usually have higher costs during the initial introduction period. We generally expect such costs to decline as the product matures and sales volume increases. Introduction of new products may also involve a significant decrease in demand for older products. Such a decrease may result in a devaluation or write-off of such older products and their respective components. In 2009, we recorded a write-off of $0.8 million of inventory to our cost of revenues for products and components, out of which $0.3 million is attributable to components that became obsolete due to the introduction of new products. The growth of our customer base is usually coupled with increased service revenues primarily resulting from increased maintenance and support. In addition, the growth in our installed base with large service providers may result in increased demand for professional services such as training and installation services. Increase in demand for such services may require us to hire additional personnel and incur other expenditures. However, these additional expenses, handled efficiently, may be utilized to further support the growth of our customer base and increase service revenues.

Currency exposure. A majority of our revenues and a substantial portion of our expenses are denominated in the U.S. dollar. However, a significant portion of the expenses associated with our global operations, including personnel and facilities related expenses, are incurred in currencies other than the U.S. dollar. This is the case primarily in Israel and to a lesser extent in other countries in Europe and Asia. Consequently, a decrease in the value of the U.S. dollar relative to local currencies will increase the dollar cost of our operations in these countries. A relative decrease in the value of the U.S. dollar would be partially offset to the extent that we generate revenues in such currencies. In order to partially mitigate this exposure we made in the past and may decide from time to time to enter into hedging transactions. We may discontinue hedging activities at any time. As such decisions involve substantial judgment and assessments primarily regarding future trends in foreign exchange markets which are very volatile as well as our future level and timing of cash flows of these currencies, we cannot provide any assurance that such hedging transactions will not affect our results of operations when they are materialized. See Note 14 to our consolidated financial statements for further information.

Interest rates exposure. We have a significant amount of cash that is currently invested primarily in interest bearing vehicles, such as bank time deposits, money market funds, U.S. government treasury bills and ARS. These investments expose us to the risk of changes in interest rates.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty and actual results may differ. Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this annual report. Certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in our industry, information provided by our customers and information available from other outside sources, as appropriate. With respect to our policies on revenue recognition and warranty costs, our historical experience is based principally on our operations since we commenced selling our products in 1998. Our estimates are primarily guided by observing the following critical accounting policies:

●	Revenue Recognition

●	Allowance for Doubtful Accounts
●	Stock Based Compensation
●	Inventories
●	Marketable Securities
●	Impairment of Goodwill and other Long Lived Assets
●	Contingencies

Since each of the accounting policies listed above, require exercise of certain judgment and use of estimates, actual results may differ from our estimations and as a result would increase or decrease our future revenues and net income.

Revenue recognition.  We generate revenues primarily from the sale of hardware and software products and from the provision of maintenance and support services. We sell our products primarily through resellers, distributors, OEMs, system integrators and value added resellers, all of whom are considered end-customers from our perspective. We recognize revenues from sales of our products in accordance with the Accounting Standards Codification No. 985-605 (formerly, Statement of Position SOP 97-2). When an arrangement does not require significant production, modification or customization of software or does not contain services considered to be essential to the functionality of the software, revenue is recognized when the following four criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collection is probable.

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

We provide a provision for sales incentives, product returns and stock rotation based on the specific arrangements, if any, and our experience with historical sales returns, stock rotations and other known factors, in accordance with Accounting Standards Codification No. 605, “Revenues Recognition When Right of Return Exists”, formerly known as Statement of Financial Accounting Standard No. 48 (“ASC No. 605”) at the time the related revenue is recognized.

We grant a one-year hardware warranty and three-month software warranty on all of our products. We estimate the costs that may be incurred under our warranty arrangements and record a liability in the amount of such costs at the time product revenue is recognized. We periodically assess the adequacy of the recorded warranty liabilities and adjust the amounts as necessary.

Allowance for Doubtful Accounts. We evaluate the collectability of our accounts receivable on a specific basis. We estimate this allowance based on our judgment as to our ability to collect outstanding receivables. We primarily base this judgment on an analysis of significant outstanding invoices, the age of the receivables, our historical collection experience and current economic trends. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, we record a specific allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected.

Accounting for Stock-Based Compensation. We account for stock based compensation in accordance with ASC No. 718. ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s Consolidated Statement of Operations. We recognize compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of the grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We applies ASC No. 718 and Accounting Standards Codification No. 505-50 (formerly, EITF No. 96-18), “Equity-Based Payments to Non-Employees” (“ASC No. 505-50”) with respect to options and warrants issued to non-employees. Accordingly, option valuation models to measure the fair value of the options and warrants at the measurement date as defined in ASC No. 505-50.

We recognize compensation expenses for the value of awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of the grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

On May 18, 2009, we granted 343,297 new options in exchange for 381,440 of our employees' stock options, previously granted on ten occasions during the years 2006-2008. We accounted for the exchange of options under the provisions of ASC No. 718 as a modification. As a result of the modification, our incremental compensation cost of $0.1 million will be recognized over the new service period beginning on the modification date. The unrecognized compensation cost remaining from the original grant date valuation in the amount of $0.6 million shall be recognized over the remainder of the original requisite period. For the year ended on December 31, 2009, we recorded an additional expense of $16,000 in our consolidated statements of operations with respect of this modification.

In connection with the grant of options, we recorded total stock-based compensation expense of $1.4 million in 2007, $1.7 million in 2008 and $2.3 million in 2009. In 2009, $0.1 million, $0.3 million, $0.8 million and $1.0 of our stock-based compensation expense resulted from cost of revenue, research and development expenses, sales and marketing expenses and general and administrative expenses, respectively, based on the department in which the recipient of the option grant was employed. As of December 31, 2009, we had an aggregate of $3.0 million of deferred unrecognized stock-based compensation remaining to be recognized. We estimate that this deferred unrecognized stock-based compensation balance will be amortized as follows: $1.7 million in 2010, $0.8 million in 2011 and $0.5 million in 2012 and thereafter

Inventories.  We value our inventories at the lower of cost or estimated market value. Cost being determined on the basis of First In, First Out (“FIFO”) cost method for raw materials and out-of-pocket manufacturing costs. Indirect costs are allocated on average basis. We estimate market value based on our current pricing, market conditions and specific customer information. We write off inventory for slow-moving items or technological obsolescence. We also assess our inventories for obsolescence based upon assumptions about future demand and market conditions. Actual future results may differ from our assessments and result in further devaluations or write-downs that will affect our future results of operations. Once inventory is written off, a new cost basis for these assets is established for future periods. Inventory write offs totaled $0.2 million in 2007, $0.2 million in 2008 and $0.8 million in 2009. The write-offs we incurred in 2009 consist of a $0.5 million write-off of old products that based on our estimation have become obsolete due to introduction of newer products.

Marketable securities. We account for our investments in marketable securities using Accounting Standards Codification No. 320 (formerly, Statement of Financial Accounting Standard No. 115), “Investments – Debt and Equity Securities” (“ASC No. 320”).

We determine the appropriate classification of marketable securities at the time of purchase and evaluate such designation as of each balance sheet date. We classify all of our marketable securities as available for sale. Available for sale securities are carried at fair value, with the unrealized gains and losses, reported in “accumulated other comprehensive income (loss)” in shareholders’ equity. Realized gains and losses on sale of investments are included in earnings and are derived using the specific identification method for determining the cost of securities. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in financial income, net, if any.

Until 2009, we recognized an impairment charge when a decline in the fair value of our investments below the cost basis is judged to be other-than-temporary. The entire difference between amortized cost and fair value is recognized in earnings. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value and the potential recovery period.

In April 2009, we adopted the FASB’s updated guidance relating to investments and debt securities, which amends the other-than-temporary impairment ("OTTI") guidance in U.S. GAAP. Under the updated guidance, if other-than-temporary impairment occurs, and it is more likely than not that we will not sell the investment or debt security before the recovery of its amortized cost basis, then the other-than-temporary impairment is separated into (a) the amount representing the credit loss and (b) the amount related to all other factors. The amount of the total other-than-temporary impairment related to credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to other factors is recognized in accumulated other comprehensive income. As a result of the adoption of this update accounting guidance, we recorded a cumulative effect adjustment of $7,7 million to reclassify the non-credit component of previously recognized impairments from accumulated deficit to accumulated other comprehensive income (loss). See Note 4 to our consolidated financial statements for further information .

As of December 31, 2009, we held marketable securities in U.S. dollars in the United States. Securities consisting of ARS were classified as long term investments. We hold ARS with par value of $27.9 million that bear interest linked to LIBOR. We determined the fair value of the ARS as of December 31, 2009, at $14.5 million, based on a third party valuation using a discounted cash flow model for each security, whose inputs and assumptions include the market conditions related to such security as well as the underlying structure of the security, the financial standing of the issuer, stated maturities, estimates of the probability of the issue being called at par prior to final maturity, estimates of the probability of defaults and recoveries, auctions failure and successful auction or repurchase at par for each period, expected changes in interest rates paid on the securities, interest rates paid on similar instruments. During 2009, we recorded an impairment charge of $3.0 million in our statement of operations as a result of a further devaluation related to credit losses. In addition, during 2009 we recorded an unrealized gain of $2.2 million to other comprehensive income in our balance sheet for appreciation of certain ARS in our portfolio. See “ITEM 3: Key Information—Risk Factors—We have invested a substantial portion of our cash in auction-rate securities, which subjects us to liquidity and investment risk. Due to uncertainties in the capital markets regarding auction-rate securities, we recorded impairment charges in 2007, 2008 and 2009, and, if the fair value of these investments were to decline further, we could be required to record further impairment charges related to these investments.” If the fair value of these ARS was to decline further, we could be required to record further impairment charges related to these ARS in the future.

Impairment of Goodwill and Long Lived Assets. Goodwill represent the excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill. Under Accounting Statement Codification No. 350, formerly known as Statement of Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“ASC No. 350”) goodwill and intangible assets deemed to have indefinite lives are tested for impairment annually, or more often if there are indicators to impairment present.

We perform our annual impairment analysis of goodwill as of December 31 of each year, or more often as applicable. The provisions of ASC No. 350 require that a two-step impairment test be performed on goodwill at the level of the reporting units. In the first step, or Step 1, we compare the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and we are not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then we must perform the second step, or Step 2, of the impairment test in order to determine the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference. If and when we are required to perform a Step 2 analysis, determining the fair value of its net assets and its off-balance sheet intangibles would require it to make judgments that involve the use of significant estimates and assumptions.

We believe that our business activity and management structure meet the criterion of being a single reporting unit for accounting purposes.

Our long lived assets consist primarily of property and equipment and other intangible assets. Our long lived assets are amortized using the straight-line basis over their estimated useful lives. The carrying amount of these assets to be held and used is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. As this test requires considerable judgment and estimation of future cash flows, changes in these estimations may affect our results of operations significantly. Based on the impairment test performed as of December 31, 2009, no impairment was identified.

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

Recent Accounting Pronouncements

In April, 2009, we  adopted the FASB’s updated guidance Accounting Standards Codification No. 820-10 (formerly, FSP No.157-04), related to fair value measurements and disclosures, which provides additional guidance for estimating fair value in accordance with the guidance related to fair value measurements when the volume and level of activity for an asset or liability have significantly decreased. The updated standard also includes guidance on identifying circumstances that indicate a transaction is not orderly. We adopted this standard effective April 1, 2009. The adoption of this guidance did not have a material effect on the consolidated financial statements.

In May 2009, the FASB issued Accounting Standards Codification No. 855 (formerly, FASB Statement No.165), “Subsequent Events” ("ASC No. 855"). This standard is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  Specifically, this standard sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. ASC No. 855 is effective for fiscal years and interim periods ended after June 15, 2009. We adopted this standard effective June 15, 2009.  The adoption of this guidance did not have a material effect on our consolidated financial statements.

In June 2009, the FASB issued a standard that established the FASB Accounting Standards Codification (“ASC”) and amended the hierarchy of generally accepted accounting principles (“GAAP”) such that the ASC became the single source of authoritative U.S. GAAP. Rules and interpretive releases issued by the SEC under authority of federal securities law are also sources of the authoritative GAAP for SEC registrants. All other literature is considered non-authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates (“ASUs”). The ASC is effective for the Company from September 1, 2009. Throughout the notes to the consolidated financial statements references that were previously made to former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

In October 2009, the FASB issued an update to ASC No. 985-605, “Software-Revenue Recognition” (originally issued as EITF 09-3). In accordance with the update to the ASC, tangible products containing software components and non-software components that function together to deliver the tangible product's essential functionality are excluded from the scope of the software revenue recognition guidance. In addition, hardware components of a tangible product containing software component are always excluded from the software revenue guidance. The mandatory adoption is on January 1, 2011, with earlier adoption permitted. We may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. We currently evaluating the impact on its consolidated results of operations and financial condition, and has not yet determined the adoption date.

In October 2009, the FASB issued an update to ASC No. 605-25, “Revenue recognition – Multiple-Element Arrangements,” that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to:

●	provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;

●
require an entity to allocate revenue in an arrangement using estimated selling prices (“ESP”) of deliverables if a vendor does not have vendor-specific objective evidence of selling price (“VSOE”) or third-party evidence of selling price (“TPE”); and

●	eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method.

●	require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance.

We may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. We currently evaluating the impact on its consolidated results of operations and financial condition, and has not yet determined the adoption date

Results of Operations

The following table sets forth our statements of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2007	2008	2009
Revenues:
Products	77.1%	73.1%	71.0%
Services	22.9	26.9	29.0
Total revenues	100.0	100.0	100.0
Cost of revenues:
Products	20.3	22.1	24.2
Services	4.4	4	4.2
Total cost of revenues	24.7	26.1	28.4
Gross profit	75.3	73.9	71.6
Operating expenses:
Research and development, net	28.9	32.2	22.1
Sales and marketing	55.6	53.3	48.9
General and administrative	17.2	16.6	13.3
In Process Research and Development	-	0.7	-
Total operating expenses	101.7	102.8	84.3
Operating loss	(26.4)	(28.9)	(12.7)
Financing and other income (expenses), net	(2.6)	(14.9)	(5.5)
Loss before income tax benefit (expense)	(29.0)	(43.9)	(18.2)
Income tax expense	1.6	0.6	0.1
Net income (loss)	(30.6)	(44.5)	(18.3)

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

   Revenues

Products.  Product revenues increased by $2.5 million, or 9%, to $29.6 million in 2009 from $27.1 million in 2008.  The increase is primarily attributable to increased sales of our high-end products, primarily the Service Gateway platforms, driven by the agreement we signed with a global Tier 1 mobile operator group. This increase was partially offset by a decrease in sales of our low-end products.

Services.  Service revenues increased by $2.1 million, or 21.3%, to $12.1 million in 2009 from $10 million in 2008. The increase in service revenues is primarily attributable to an increase in our installed base.

Product revenues, which comprised 71% of our total revenues in 2009, decreased by 2.1% compared to 2008, while service revenues increased by a similar percentage.

During 2009, revenues in Europe increased by $6.5 million or 53.3% compared to 2008, which was primarily attributable to an agreement signed with a global Tier 1 mobile operator group. Revenues in the Americas decreased by $1.9 million or 17% compared to 2008. Revenues in Asia and Oceania decreased by $0.2 million or 2% compared to 2008. Revenues in the Middle East and Africa increased by $0.2 million or 9% compared to 2008.

   Cost of revenues and gross margin

Products.  Cost of product revenues increased by $1.9 million, or 23%, to $10 million in 2009 from $8.2 million in 2008. This increase is consistent with the increase in product revenues. Product gross margin decreased to 65.9% in 2009 from 69.7% in 2008. This decrease is primarily attributable to higher sales volume of our high-end products, which require higher material and labor costs as well as an increased inventory write-off, of which $0.5 million is attributable to the introduction of new products in 2009.

Services.  Service cost of revenues increased by $0.2 million, or 16.2%, to $1.7 million in 2009 from $1.5 million in 2008.  This increase is primarily attributable to higher support personnel expenses. Services gross margin increased to 85.6 % in 2009 from 85.0% in 2008.

Total gross margin decreased to 71.6% in 2009 from 73.9% in 2008. This decrease is primarily attributable to the decrease in product gross margin as described above.

   Operating expenses

Research and development. Gross research and development expenses decreased by $2.9 million, or 19.8%, to $11.7 million in 2009 from $14.6 million in 2008. This decrease is primarily attributable to a decrease in salaries and labor costs of approximately $2.7 million, which principally resulted from efficiency measures taken by management, consisting primarily of a salary reduction and certain reductions in force at the beginning of the year, as well as appreciation of the U.S. dollar relative to the shekel and decrease of $0.2 million in maintenance car, which resulted from reduction in car leasing.

Research and development expenses, net of received and accrued grants from the Office of the Chief Scientist, decreased by approximately $2.7 million, or 22.5%, to $9.3 million in 2009 from $12.0 million in 2008. Grants received from the Office of the Chief Scientist totaled $2.4 million in 2009 compared to $2.7 million in 2008. The decrease in grants received is primarily attributable to the appreciation of U.S. dollar relative to the shekel. Research and development expenses, net, as a percentage of revenues decreased to 22.2% in 2009 from 32.2% in 2008.

Sales and marketing.  Sales and marketing expenses increased by $0.6 million, or 3.2%, to $20.4 million in 2009 from $19.8 million in 2008. This increase is primarily attributable to increased commissions of approximately $0.5 million, increased stock based compensation expenses of approximately $0.3 million, increased travel expenses of approximately $0.5 million, both resulting from increased sales, increased depreciation primarily attributable to write-off of old demonstration units of approximately $0.4 million due to the introduction of new products, partially offset by $1.1 million attributable to decrease in salaries and related expenses, primarily related to salary reduction, appreciation of the U.S. dollar relative to the shekel and a decrease in the average level of employees compared to 2008.

Sales and marketing expenses, as a percentage of revenues decreased to 48.9% in 2009 from 53.3% in 2008.

General and administrative. General and administrative expenses decreased by $0.7 million, or 10.3%, to $5.5 million in 2009 from $6.2 million in 2008. This decrease is primarily attributable to a decrease of approximately $0.4 million in salaries and related expenses primarily due to salary reduction and appreciation of the U.S. dollar relative to the shekel, decrease of $0.1 million in insurance expenses and a decrease of variable overhead and personnel expenses of approximately $0.4 million, partially offset by an increase of $0.2 million stock-based compensation expenses.

General and administrative expenses as a percentage of revenues decreased to 13.2% in 2009 from 16.6% in 2008.

Financial and other income (expenses), net. Financial and other expenses, net decreased by $3.2 million to $2.3 million in 2009 from $5.5 million in 2008. The decrease in financial and other expenses, net is primarily attributable to a decrease in net impairment charge of $4.7 related to our investment in ARS and a decrease of $0.2 million in foreign currency transactions and other related financial expenses, partially offset by a decrease in interest received on cash balances and marketable securities of $1.7 million, primarily attributable to the decline in interest rates in 2009.

Income tax expense. Income tax expense was $0.1 million in 2009 compared to an income tax expense of $0.2 million in 2008. The decrease is primarily attributable to a decrease in our tax provisions in the United States.

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

Financial and other income (expenses), net. Financial and other income, net was $5.5 million in 2008 compared to $0.9 million in 2007. The increase in financial and other income, net is primarily attributable to a net impairment charge of $7.7 million compared to a net impairment charge of $4.9 million in 2007 related to our investment in ARS, a decrease in interest received on cash balances and marketable securities of $1.6 million, which is primarily attributable to the decline in interest rates in 2008, and an increase in interest and other expenses partially offset by a decrease in foreign currency transactions differences, net of $0.2 million.

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

As of December 31, 2009, we had $36.4 million in cash and cash equivalents, $2.3 million in restricted deposits and short term bank deposits and $14.5 million in marketable securities representing investments in ARS. As of December 31, 2009, our working capital, which we calculate by subtracting our current liabilities from our current assets, was $38.1 million.

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

       Operating activities. Net cash used in operating activities in 2009 was $0.4 million. Net cash used in operating activities consisted of our net loss of $7.7 million, an increase of $0.7 million in inventories, an increase of $1.7 million in trade receivables, a $0.2 million increase in accrued severance pay net, an increase of $1.6 million in other receivables and a capital gain adjustment to our net loss of $0.1 million partially offset by non-cash expenses primarily attributable to a $3.0 million impairment charge against ARS, depreciation and amortization of fixed and intangible assets, including fixed assets write-off of $3.0 million and $2.3 million of stock-based compensation expense, and changes in balance sheet items that included a decrease of $0.3 million in long term deferred taxes, an increase of $0.7 million in deferred revenues and an increase of $2.3 million in trade and other payables.

Net cash used in operating activities in 2008 was $0.2 million. Net cash used in operating activities was primarily attributable to our net loss of $16.5 million and was partially offset by non-cash expenses consisting primarily of a $7.7 million impairment charge, net against ARS, $2.4 million of depreciation and amortization of intangible assets, including a write-down of in process research and development, $1.7 million of stock-based compensation expense. In addition, a decrease of $2.6 million in other receivables and prepaid expenses primarily attributable to collection of receivable from the Office of Chief Scientist, an increase of $1.4 million in deferred revenues and an increase of $1.0  million in other payables and accrued expenses, a decrease of $0.3 million in accrues severance pay and a decrease of $0.2 million in other assets offset by an increase of $0.5 million in trade payables and $0.4 million in employees and payroll accruals and an increase of $0.1 million in inventory.

Investing activities. Net cash used in investing activities in 2009 was $3.7 million, primarily attributable to purchasing of property and equipment of $3.6 million and $0.2 million increase in short-term bank deposits and restricted cash and deposits offset by $0.1 million proceeds from sale of property and equipment. Net cash provided by investing activities in 2008 was $12.0 million, primarily attributable to redemption and sale of available-for-sale marketable securities in the amount of $19.6 million, partially offset by $3.8 million attributable to the acquisition of Esphion, $1.7 million of capital investments related primarily to research and development equipment, and a $1.1 million increase in restricted deposit primarily for securing hedging transactions and $1.0 million investment in short term bank deposits.

We expect that our capital expenditures will total approximately $2.5 million in 2010. We anticipate that these capital expenditures will be primarily related to further investments in lab equipment for research and development, as well as customer support and demo units.

Financing activities.  Net cash provided by financing activities in 2009 was $0.5 million, which was attributable to the issuance of share capital through stock options and exercises. Net cash provided by financing activities in 2008 was $0.1 million and was generated by the issuance of share capital through stock options and warrant exercises.

C.           Research and Development, Patents and Licenses

Our research and development activities take place in Israel and New Zealand. As of December 31, 2009, 92 of our employees were engaged primarily in research and development. We devote a significant amount of our resources towards research and development to introduce and continuously enhance products to support our growth strategy.

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

Total research and development expenses, before royalty bearing grants, were approximately $11.8 million, $14.6 million and $11.7 million in the years ended December 31, 2007, 2008 and 2009, respectively. Royalty bearing grants amounted to$2.4 million, $2.7 million and $2.4 million in 2007, 2008 and 2009, respectively.

D.           Trend Information

See “ITEM 5: Operating and Financial Review and Prospects” above.

E.           Off Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.           Contractual Obligations

The following table of our material contractual obligations known to us as of December 31, 2009, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1– 3 years	3-5 years	Over 5 years
	(in thousands of U.S. dollars)
Operating leases — offices(1)	$3,447	$1,043	$1,705	$699	$-
Operating leases — vehicles	144	79	65	-	-
Purchase obligations	1.800	1,800	-	-	-
Accrued severance pay(2)	3,364	-	-	-	3,364
Other(3)	75	75	-	-	-
Total	$8.830	$2,997	$1,770	$699	$3,364
_____________________
(1)	Consists primarily of an operating lease for our facilities in Hod-Hasharon, Israel, as well as operating leases for facilities leased by our subsidiaries.
(2)	Accrued severance pay relates to obligations to our Israeli employees as required under Israeli labor laws.
(3)	Exposure associated with tax position for current year.

ITEM 6: Directors, Senior Management and Employees

A.           Directors and Senior Management

Our directors and executive officers, their ages and positions as of April 1, 2010, are as follows:

Name	Age	Position

Directors
Shraga Katz	57	Chairman of the Board
Rami Hadar	46	Director, Chief Executive Officer and President
Dr. Eyal Kishon(1)(2)	50	Director
Nurit Benjamini(1)(2)	43	Director
Shai Saul(1)	48	Director
Steven D. Levy(2)	53	Director
Yigal Jacoby	49	Director

Executive Officers
Amir Hochbaum	50	Vice President — Research and Development
Anat Shenig	40	Vice President — Human Resources
Andrei Elefant	36	Vice President — Product Management and Marketing
Doron Arazi(3)	46	Chief Financial Officer
Eli Cohen	41	Vice President — International Sales
Jay Klein	46	Vice President — Chief Technology Officer
Lior Moyal	38	Vice President — Business Development
Pini Gvili	44	Vice President — Operations
Ramy Moriah	54	Vice President — Customer Care and Information Technology
Vin Costello	52	Vice President and General Manager — The Americas
_______________________
(1)           Member of our compensation and nomination committee.
(2)           Member of our audit committee.
(3)           Mr. Arazi will cease being our Chief Financial Officer following the filing of this annual report on Form 20-F.

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

Shai Saul has served as a director since 2000. Mr. Saul is currently Managing General Partner of Tamir Fishman Ventures. During 2001, he acted as interim-Chief Executive Officer of CopperGate Communications Ltd. From 1994 to 1999, Mr. Saul acted as Executive Vice President for Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN, acquired by Vector in 2009), a leading provider of digital security solutions. From 1993 to 1994, he served as Chief Executive Officer of cleantech vendor Ganot Ltd., Mr. Saul also serves as Chairman of the Board of CopperGate Communications Ltd., and as member of the board of EZChip Semiconductor Ltd. (NASDAQ: EZCH), SuperFish Inc., Aniboom Ltd., Polls Boutique Ltd., Internet Fields Forever Ltd. and Tamir Fishman Ventures Management II Ltd. Mr. Saul holds an LL.B. from Tel Aviv University.

Steven D. Levy has served as an outside director since 2007. Mr. Levy served as a Managing Director and Global Head of Communications Technology Research at Lehman Brothers from 1998 to 2005.  Before joining Lehman Brothers, Mr. Levy was a Director of Telecommunications Research at Salomon Brothers from 1997 to 1998, Managing Director and Head of the Communications Research Team at Oppenheimer & Co. from 1994 to 1997 and a senior communications analyst at Hambrecht & Quist from 1986 to 1994.  Mr. Levy has served as a director of PCTEL, a broadband wireless technology company since January 2006.  Mr. Levy holds a B.Sc. in Materials Engineering and an M.B.A., both from the Rensselaer Polytechnic Institute.

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

  Executive Officers

Amir Hochbaum has served as our Vice President — Research and Development since 2008. Before joining Allot, Mr. Hochbaum served as the Chief Operating Officer of Axerra Networks. From 2005 to 2007, Mr. Hochbaum was Senior Vice President, Research, Development and Operations of Vyyo Israel (NASDAQ: VYYO) where he also served as a member of Vyyo’s executive management team. Prior to Vyyo, between 1994 and 2005, Mr. Hochbaum held a succession of management positions at Avaya (formerly Lucent, Madge and Lannet) including Managing Director and Vice President of R&D. Between 1984 and 1994, Mr. Hochbaum held a succession of management positions at ServiceSoft, including management of engineering, product development, product management and customer service . Mr. Hochbaum holds a B.S. in Mathematics and Computer Science and an M.S. in Computer Science from the Hebrew University of Jerusalem.

Anat Shenig joined our company in 2000 and has served as our Vice President — Human Resources since 2007. Ms. Shenig is responsible for human resources recruiting, welfare policy and employees’ training. Prior to joining us, Ms. Shenig served as Human Resource Manager for Davidoff insurance company and as an organizational consultant for Aman Consulting. Ms. Shenig holds bachelor degrees in Psychology and Economics from Tel Aviv University and an M.B.A. in organizational behavior from Tel Aviv University.

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

Lior Moyal has served as VP Business Development since 2009. Mr. Moyal is responsible for driving the company’s global business development strategy including developing partnerships with global system integrators, creating alliances with value added network and subscriber services partners, and recruiting and managing worldwide OEM partners. Prior to joining us, from 2008 to 2009, Mr. Moyal was VP of Business Development of AudioCodes (NasdaqGS: AUDC). Previously, from 2005 to 2007, Mr. Moyal was AudioCodes’ VP of Marketing. Before that, from 2004 to 2005, Mr. Moyal was VP of Business Development at BridgeWave Communications. Prior to that, Mr. Moyal held variety of management positions in Orckit (Nasdaq: ORCT), including VP of Product Management and VP of Business Development.  Mr. Moyal holds a B.Sc. in Physics from the Hebrew University of Jerusalem and an M.B.A. from Tel Aviv University.

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

Ramy Moriah has served as our Vice President — Customer Care & IT since 2005. Prior to joining us, Mr. Moriah was a founding member of Daisy System’s Design Center in Israel, in 1984. From 1991 to 1994, Mr. Moriah held the position of Manager of Software Development at Orbot Instruments, a world leader of Automatic Optical Inspection manufacturer for the VLSI Chip Industry. Mr. Moriah was also the acting General Manager at ACA, 3D CAD/solid modeling software for architecture from 1995 to 1997, and served there as Vice President — Research and Development from 1995 to 1997. Mr. Moriah holds a B.Sc., cum laude , in Computer Engineering from the Technion — Israel Institute of Technology and an M.Sc. in Management and Information Systems from the Tel Aviv University School of Business Administration.

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

B.           Compensation of Officers and Directors

The aggregate compensation paid to or accrued on behalf of our directors and executive officers as a group during 2009 consisted of approximately $2.0 million in salary, fees, bonus, commissions and directors’ fees and approximately $95,000 in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers, expenses, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

We pay each of our outside directors an annual fee of $10,000, paid in four equal installments of $2,500, at the beginning of each calendar quarter with respect to the preceding quarter (with a pro-rata payment for the first and last calendar quarters of service, to the extent the outside director did not serve as such during the entire calendar quarter). Each outside director also was granted upon his or her election and reelection options to purchase 15,000 of our ordinary shares, which vest on a quarterly basis over a period of three years.

During 2009, our officers and directors received, in the aggregate, options to purchase 372,748 ordinary shares under our equity based compensation plans, of which 157,748 options were granted as part of stock option trade-in program in exchange for the participants’ agreement to cancel underwater options that were previously granted to them. These options have a weighted average exercise price of approximately $3.52 and the options will expire ten years after the date the options were granted.

C.           Board Practices

Corporate Governance Practices

As a foreign private issuer, we are permitted under NASDAQ Marketplace Rule 5615(a)(3) to follow Israeli corporate governance practices instead of the NASDAQ Stock Market requirements, provided we disclose which requirements we are not following and the equivalent Israeli requirement. See “ITEM 16F:  Corporate Governance Requirements” for a discussion of those ways in which our corporate governance practices differ from those required by NASDAQ for domestic companies.

Board of Directors

   Terms of Directors

Our articles of association provide that we may have not less than five directors and up to nine directors.

Under our articles of association our directors (other than the outside directors, whose appointment is required under the Companies Law; see “—Outside Directors”) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the outside directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. Shraga Katz who is a Class I director, will hold office until our annual meeting of shareholders to be held in 2010. Class II directors, consisting of Dr. Eyal Kishon and Shai Saul, will hold office until our annual meeting of shareholders to be held in 2011. Class III directors, consisting of Yigal Jacoby and Rami Hadar, will hold office until our annual meeting of shareholders to be held in 2012. The directors shall be elected by a vote of the holders of a majority of the voting power present and voting at that meeting. Each director, will hold office until the annual general meeting of our shareholders for the year in which his term expires and until his successor is elected and qualified, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he resigns or is removed from office as described below.

Under the Israeli Companies Law, a director (including an outside director) may be appointed to serve in a public company only if he or she has declared in writing that he or she has the required skills and the ability to dedicate the time required to serve as a director, in view of such company's requirements and scale and during the past five years he or she was not convicted in a final and non-appealable judgment of certain criminal and securities law offenses.  Additionally, a director (including an outside director) may be appointed only provided that he or she is not restricted by any court or executive authority from serving as a director, was never declared incompetent by a court, and was either never declared bankrupt or was declared bankrupt but was later discharged by the court. A director that ceases to meet the statutory requirements for his or her appointment must immediately notify us of the same and his or her office will become vacated upon such notice.

Under our articles of association the approval of a special majority of the holders of at least 75.0% of the voting rights present and voting at a general meeting is generally required to remove any of our directors (other than the outside directors) from office. The holders of a majority of the voting power present and voting at a meeting may elect directors in their stead or fill any vacancy, however created, in our board of directors. In addition, vacancies on our board of directors, other than vacancies created by an outside director, may be filled by a vote of a simple majority of the directors then in office. A director so chosen or appointed will hold office until the next annual general meeting of our shareholders, unless earlier removed by the vote of a majority of the directors then in office prior to such annual meeting. See “—Outside Directors” for a description of the procedure for election of outside directors.

Outside Directors

    Qualifications of Outside Directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” which also includes companies with shares listed on the NASDAQ Stock Market, are required to appoint at least two outside directors. Our outside directors are Ms. Benjamini and Mr. Levy.

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

The Companies Law provides that each outside director must meet certain professional qualifications or have financial and accounting expertise, and that at least one outside director must have financial and accounting expertise. However, if at least one of our directors meets the independence requirements of the Securities Exchange Act of 1934, as amended, and the standards of the NASDAQ Stock Market rules for membership on the audit committee and also has financial and accounting expertise as defined in the Companies Law and applicable regulations, then our outside directors are required to meet the professional qualifications only. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. The regulations define a director with the requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to the office of an outside director, or (3) the director has at least five years of cumulative experience serving in one or more of the following capacities: (a) a senior business management position in a corporation with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration. An outside director that ceases to meet the statutory requirements for his or her appointment must immediately notify us of the same and his or her office will become vacated upon such notice.

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

The initial term of an outside director is three years and he or she may be reelected to additional terms of three years each by a majority vote at a shareholders’ meeting, subject to the conditions described above for election of outside directors. Reelection to each additional term beyond the first extension must comply with the following additional conditions: (1) the audit committee and, subsequently, the board of directors confirmed that the reelection for an additional term is for the benefit of the company, taking into account the outside director’s expertise and special contribution to the function of the board of directors and its committees, and (2) the general meeting of the company’s shareholders, prior to its approval of the reelection of the outside director, was informed of the term previously served by him or her and of the reasons of the board of directors and audit committee for the extension of the outside director’s term. Outside directors may only be removed by the same majority of shareholders as is required for their election, or by a court, as follows: (1) if the board of directors is made aware of a concern that an outside director has ceased to meet the statutory requirements for his or her appointment, or has violated his or her duty of loyalty to the company, then the board of directors is required to discuss the concern and determine whether it is justified, and if the board of directors determines that the concern is justified, to call a special general meeting of the company’s shareholders, the agenda of which includes the dismissal of the outside director; and (2) at the request of a director or a shareholder of the company, a court may remove an outside director from office if it determines that the outside director has ceased to meet the statutory requirements for his or her appointment, or has violated his or her duty of loyalty to the company, or (3) at the request of the company, a director, a shareholder or a creditor of the company, a court may remove an outside director from office if it determines that the outside director is unable to perform his or her duties on a regular basis, or is convicted of certain offenses set forth in the Companies Law. In addition, an outside director that ceases to meet the statutory requirements for his or her appointment must immediately notify us of the same and his or her office will become vacated upon such notice. If the vacancy of an outside directorship causes the company to have fewer than two outside directors, a company’s board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint a new outside director. Each committee of a company’s board of directors which is authorized to exercise the board of directors’ authorities is required to include at least one outside director, except for the audit committee, which is required to include all outside director.

An outside director is entitled to compensation as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an outside director.

   NASDAQ Requirements

Under the rules of the NASDAQ Stock Market, a majority of directors must meet the definition of independence contained in those rules. Our board of directors has determined that all of our directors, other than Shraga Katz, Yigal Jacoby and Rami Hadar, meet the independence standards contained in the rules of the NASDAQ Stock Market. We do not believe that any of these directors have a relationship that would preclude a finding of independence under these rules and, in reaching its determination, our board of directors determined that the other relationships that these directors have with us do not impair their independence.

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

   NASDAQ Requirements

Under the NASDAQ Stock Market rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Our audit committee members are required to meet additional independence standards, including minimum standards set forth in rules of the Securities and Exchange Commission and adopted by the NASDAQ Stock Market.

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

Additionally, under the Companies Law, the role of the audit committee is to identify irregularities in the business management of the company in consultation with the internal auditor or the company’s independent auditors and suggest an appropriate course of action to the board of directors, to approve related-party actions and transactions per the instructions of the Companies Law and to approve the yearly or periodic work plan proposed by the internal auditor to the extent required. The audit committee charter states that in fulfilling this role the committee is entitled to rely on interviews and consultations with our management, our internal auditor and our independent auditor, and is not obligated to conduct any independent investigation or verification.

Our audit committee consists of our directors, Ms. Nurit Benjamini, Mr. Steven Levy and Dr. Eyal Kishon. The financial expert on the audit committee pursuant to the definition of the Securities and Exchange Commission is Ms. Benjamini.

Compensation and Nominating Committee

We have established a compensation and nominating committee consisting of our directors, Dr. Eyal Kishon, Ms. Nurit Benjamini and Mr. Shai Saul. This committee also oversees matters related to our corporate governance practices. Our board of directors has adopted a compensation and nominating committee charter setting forth the responsibilities of the committee consistent with the NASDAQ Stock Market rules, which include:

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

D.           Employees

As of December 31, 2009, we had 252 employees of whom 170 were based in Israel, 29 in the United States and the remainder in Asia and Europe. The breakdown of our employees by department is as follows:

	December 31,
Department	2007	2008	2009

Manufacturing and operations	16	16	16
Research and development	92	94	92
Sales, marketing, service and support	102	102	114
Management and administration	32	31	30

Total	242	243	252

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

E.           Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 1, 2010, of each of our directors and executive officers.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class

Directors
Shai Saul(2)	2,354,093	10.4%
Yigal Jacoby(3)	1,524,431	6.6%
Rami Hadar	553,427	2.4%
Eyal Kishon	*	*
Nurit Benjamini	*	*
Shraga Katz	*	*
Steven D. Levy	*	*

Executive Officers
Amir Hochbaum	*	*
Anat Shenig	*	*
Andrei Elefant	*	*
Doron Arazi	*	*
Eli Cohen	*	*
Jay Klein	*	*
Lior Moyal	*	*
Pini Gvili	*	*
Ramy Moriah	*	*
Vin Costello	*	*

All directors and executive officers as a group	4,887,866	21.5%

*	Less than one percent of the outstanding ordinary shares.

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from April 1, 2010 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 22,551,520 ordinary shares outstanding as of April 1, 2010.

(2)
Consists of 2,331,593 shares held by the Tamir Fishman Ventures and options to purchase 22,500 shares held by Shai Saul. Mr. Saul is a managing partner of Tamir Fishman and, by virtue of his position, may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by the Tamir Fishman Ventures. Mr. Saul disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(3)
Consists of 835,410 shares held by Odem Rotem Holdings Ltd., a company wholly-owned and controlled by Yigal Jacoby, 58,548 shares jointly held by Yigal Jacoby and his spouse, Anat Jacoby, and an option to purchase 380,994 shares held by Odem Rotem Holdings. Also consists of a right held by Mr. Jacoby to purchase 246,479 shares currently held by a trustee. See “ITEM 7: Major Shareholders and Related Party Transactions—Related Party Transactions—Escrow Agreement with Yigal Jacoby.”

Our directors and executive officers hold, in the aggregate, options exercisable into 2,243,063 ordinary shares. The 2,243,063 options have a weighted average exercise price of approximately $3.08 per share and have expiration dates until 2019.

Share Option Plans

We have adopted four share option plans and, as of April 1, 2010, we had 4,759,373 ordinary shares reserved for issuance under these plans, with respect to which (i) options to purchase 4,067,457 ordinary shares at a weighted average exercise price of $3.12 per share were outstanding, and (ii) options to purchase 2,245,101 ordinary shares were already exercised by certain of the grantees and such shares were issued by us. As of April 1, 2010, options to purchase 2,213,058 ordinary shares were vested and exercisable.

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

        The number of ordinary shares that we may issue under the 2006 plan will increase on the first day of each fiscal year during the term of the 2006 plan, in each case in an amount equal to the lesser of (i) 1,000,000 shares, (ii) 3.5% of our outstanding ordinary shares on the last day of the immediately preceding year, or (iii) an amount determined by our board of directors. The number of shares subject to the 2006 plan is also subject to adjustment if particular capital changes affect our share capital. Ordinary shares subject to outstanding awards under the 2006 plan or our 2003 plan or 1997 plans that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2006 plan. As of April 1, 2010, options or other awards to purchase 3,560,046 ordinary shares had been granted under the 2006 plan and 648,702 remained available for future options or other awards.

         Israeli participants in the 2006 plan may be granted options subject to Section 102 of the Israeli Income Tax Ordinance. Section 102 of the Israeli Income Tax Ordinance, allows employees, directors and officers, who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employees service providers and controlling shareholders may only be granted options under another section of the Tax Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. The most favorable tax treatment for the grantees is under Section 102(b)(2) of the Tax Ordinance, the issuance to a trustee under the “capital gain track.” However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or shares. Any stock options granted under the 2006 plan to participants in the United States will be either “incentive stock options,” which may be eligible for special tax treatment under the U.S. Internal Revenue Code of 1986, or options other than incentive stock options (referred to as “nonqualified stock options”), as determined by our compensation and nominating committee and stated in the option agreement.

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

   Allot Communications Ltd. Key Employee Share Incentive Plan (2003)

        Our 2003 share option plan provides for the grant of options to our and our affiliates’ employees, directors, officers, consultants, advisers and service providers. As of April 1, 2010, there were outstanding options to purchase 1,548,650 ordinary shares under the plan, of which options to purchase 1,538,506 ordinary shares were vested and exercisable and options to purchase 1,441,367 ordinary shares were already exercised for ordinary shares. We no longer grant options under this plan, and ordinary shares underlying any option granted under this plan that terminates without exercise become available for future issuance under our 2006 plan.

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

        As of April 1, 2010, there were outstanding options to purchase 5,551 ordinary shares under the two plans, all of which were vested, and options to purchase 760,520 ordinary shares that were already exercised for ordinary shares. We no longer grant options under these plans, and ordinary shares underlying any option granted under these plans that terminate without exercise become available for future issuance under our 2006 plan.

The plans are administered by our compensation and nominating committee.

ITEM 7: Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of April 1, 2010, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Brookside Capital Fund(2)	3,426,638	15.2%
Tamir Fishman Ventures(3)	2,354,093	10.4%
Zohar Zisapel(4)	2,292,319	10.2%
Diker Management(5)	2,160,061	9.6%
Yigal Jacoby(6)	1,524,431	6.6%
Gemini Group(7)	1,702,679	7.6%

______________________
(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from April 1, 2010  through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 22,551,520 ordinary shares outstanding as of April 1, 2010.

(2)
Based on a Schedule 13G/A filed on February 16, 2010. Consists of 3,426,638 shares held by Brookside Capital Partners Fund, L.P., a Delaware limited partnership. Brookside Capital Investors, L.P., a Delaware limited partnership is the sole general partner of the Brookside Capital Partners Fund, L.P. Brookside Capital Management, LLC, a Delaware limited liability company, is the sole general partner of Brookside Capital Investors, L.P. Domenic J. Ferrante is the sole managing member of Brookside Capital Management, LLC. The address of the Brookside entities and the foregoing individual is 111 Huntington Avenue, Boston, Massachusetts 02199.

(3)
Based on a Schedule 13G/A filed on February 14, 2008. Consists of 1,165,014 shares held by Tamir Fishman Ventures II L.P., 804,842 shares held by Tamir Fishman Venture Capital II Ltd., 155,904 shares held by Tamir Fishman Ventures II (Israel) L.P., 138,310 shares held by Tamir Fishman Ventures II (Cayman Islands) L.P., 54,543 shares held by Tamir Fishman Ventures II CEO Funds (U.S.) L.P., 12,980 shares held by Tamir Fishman Ventures II CEO Funds L.P. and an option to purchase 22,500 shares held by Shai Saul. Tamir Fishman Ventures II, LLC is the sole general partner of each of the foregoing limited partnerships and has management rights over the shares held by Tamir Fishman Venture Capital II Ltd. by virtue of a management agreement with Tamir Fishman Ventures II, LLC. The managing members of Tamir Fishman Ventures II, LLC are Shai Saul, Michael Elias and Tamir Fishman & Co. Ltd. Eldad Tamir and Danny Fishman are Co-Presidents and Co-Chief Executive Officers of Tamir Fishman & Co. Ltd. and, by virtue of their positions, may be deemed to be beneficial owners of the securities held thereby. Each of the foregoing entities and individuals disclaims beneficial ownership of these securities except to the extent of its or his pecuniary interest therein. The address of the Tamir Fishman entities and the foregoing individuals is 21 Haarbaa, Tel Aviv 64739 Israel.

(4)
Based on a Schedule 13G/A filed on March 30, 2009. Consists of 2,227,428 shares are held by Zohar Zisapel and 64,891 shares are held by Lomsha Ltd., an Israeli company controlled by Zohar Zisapel. The address of Mr. Zisapel and Lomsha Ltd. is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

(5)	Based on a Schedule 13G filed on February 16, 2010. The address of Diker Management, LLC is 745 Fifth Avenue, Suite 1409, New York, New York 10151.
(6)
Based on a Schedule 13G/A filed on February 4, 2010 and to the Company’s best knowledge. Consists of 58,528 ordinary shares held jointly by Yigal Jacoby and his wife, Anat Jacoby. Also consists of a right held by Mr. Jacoby to purchase 246,479 shares currently held by a trustee. Also consists of 835,410 shares held by Odem Rotem Holdings Ltd., a company wholly-owned and controlled by Mr. Jacoby, and an option to purchase 380,994 shares held by Odem Rotem Holdings. The address of Mr. Jacoby is 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 45240, Israel. The address of Odem Rotem Holdings Ltd. and Anat Jacoby is 9 Nordau Street, Rannana, Israel.

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

Significant Changes in the Ownership of Major Shareholders

As of April 1, 2010, Zohar Zisapel was the beneficial owner of 2,292,319, or 10.2%, of our ordinary shares, and Diker Management was the beneficial owner of 2,160,061, or 9.6%, of our ordinary shares. As of December 31, 2007 and 2008, Zohar Zisapel and Diker Management were not major shareholders. As of March 1, 2010 and as of December 31, 2009, Genesis Partners and Partech International Group were no longer major shareholders. As of December 31, 2008, Genesis Partners was the beneficial owner of 2,042,260, or 9.3%, of our ordinary shares and Partech International Group was the beneficial owner of 1,268,181, or 5.8%, of our ordinary shares. As of December 31, 2007, Genesis Partners was the beneficial owner of 2,034,760, or 9.2%, of our ordinary shares and Partech International Group was the beneficial owner of 1,280,562, or 5.8%, of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 1, 2010, there were 32* record holders of ordinary shares, of which 14 represented United States* record holders holding approximately 85% of our outstanding ordinary shares.

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

Registration Rights

We have entered into an amended and restated investors rights agreement with certain of our shareholders, pursuant to which such holders are entitled to certain registration rights as described below. This amount does not include shares issuable upon the exercise of options and warrants, which are also entitled to registration rights as described under “— Registration Rights—Certain Options and Warrants.” In accordance with such agreement, the following entities, which beneficially own more than 5.0% of our ordinary shares, are entitled to registration rights: the Tamir Fishman Ventures; the Gemini Group; the Partech International Group; and our founder and member of the board of directors, Yigal Jacoby and Odem Rotem Holdings, a company wholly-owned and controlled by Mr. Jacoby.

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

Escrow Agreement with Yigal Jacoby.  A right to purchase 246,479 ordinary shares was granted to Mr. Jacoby in connection with our Series A financing. The shares are issued, but are held in trust for the benefit of the Mr. Jacoby pursuant to an escrow agreement entered into on January 28, 1998, amended on October 26, 2006 and November 13, 2008, by and among the Company, Mr. Jacoby and an escrow agent. Pursuant to the terms of this agreement, the escrow agent is holding such shares for which Mr. Jacoby has paid nominal value. While these shares are held in trust, neither Mr. Jacoby nor the trustee has voting or economic rights with respect to such shares. Mr. Jacoby may exercise his right to purchase the shares in trust, in whole or in part, by paying any portion of the full $600,000 purchase price (less $475 previously paid in respect of the nominal value of the shares) for the respective portion of the shares. Mr. Jacoby has the right to pay any portion of the purchase price for the respective portion of shares by “net payment” of his right to purchase. Mr. Jacoby’s right to purchase expires upon November 15, 2010. See Note 10c to our consolidated financial statements for additional information.

Technical Training Services Agreement with Experteam. We have received technical writing services from Experteam Ltd., a company owned and controlled by the wife of our founder and member of the board of directors, Yigal Jacoby. We began using Experteam in 2004 and our expenses incurred in connection with the engagement of Experteam were approximately $36,000 in 2007, $39,848 in 2008 and $6,133 in 2009.

Employment Agreements. We have entered into employment agreements with each of our officers who work for us as employees. These agreements all contain provisions standard for a company in our industry regarding noncompetition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete in Israel may be limited.

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

ITEM 8: Financial Information

A.           Consolidated Financial Statements and Other Financial Information.

Consolidated Financial Statements

For our audited consolidated financial statements for the year ended December 31, 2009, please see pages F-2 to F-35 of this report.

Export Sales

See “ITEM 5: Operating and Financial Review and Prospects” under the caption “Geographic Breakdown of Revenues” for certain details of export sales for the last three fiscal years.

Legal Proceedings

On May 1, 2007, a securities class action complaint, Brickman Investment Inc. v. Allot Communications Ltd. et al., was filed in the United States District Court for the Southern District of New York.  At least three substantially similar complaints were filed in the same court after the original action was filed. We and certain of our directors and officers are named as defendants. The securities class action complaints allege that the defendants violated Sections 11 and 15 of the Securities Act of 1933 by making false and misleading statements and omissions in our registration statement for our initial public offering in November 2006. The claims are purportedly brought on behalf of persons who purchased our stock pursuant to and/or traceable to the initial public offering on or about November 15, 2006 through April 2, 2007. The plaintiffs seek unspecified compensatory damages against the defendants, as well as attorney’s fees and costs. Motions for consolidation and for appointment of lead plaintiff were filed on July 2, 2007 and were decided on March 27, 2008, with an order granting consolidation and appointing co-lead plaintiffs. The Consolidated Amended Compliant was served on June 9, 2008. The defendants moved to dismiss the Consolidated Amended Compliant on August 8, 2008.  While the defendants’ motion to dismiss was still pending, the parties reached on March 31, 2010 an agreement in principle to settle this litigation. Pursuant to the terms of the agreement, the Company will pay to the plaintiffs, for the benefit of the class members, $1.3 million in cash, which amount is to be funded by our insurance carrier. The settlement contemplated therein is conditional upon approval by the court and other contingencies. There is no assurance that final court approval will be obtained. If such approval is not obtained, the parties to this litigation may attempt to reach agreement on alternative settlement terms or resume the litigation. The Company has recorded a liability in its financial statements for the proposed amount of the settlement. In addition, because the insurance carrier has agreed to pay the entire settlement amount and recovery from the insurance carrier is probable, a receivable has also been recorded for the same amount. Accordingly, there is no impact to the Company’s statements of operations or cash flows because the amounts of the settlement and the insurance recovery fully offset each other.

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

Stock Price History

Our ordinary shares began trading publicly on November 16, 2006. Prior to that date, there was no public market for our ordinary shares. The following table lists the high and low closing sale prices for our ordinary shares for the periods indicated as reported by The NASDAQ Stock Market.

Year	High	Low
2006	$13.81	$10.10
2007	11.5	4.35
2008	4.85	1.60
2009	4.25	1.42
2010	5.01	4.00

2008
First Quarter	$4.85	$2.24
Second Quarter	3.54	2.50
Third Quarter	2.88	2.29
Fourth Quarter	2.45	1.60

2009
First Quarter	$1.80	$1.42
Second Quarter	3.08	1.52
Third Quarter	4.20	3.00
Fourth Quarter	4.25	3.70

Most Recent Six Months
April 2010	$5.55	$5.11
March 2010	5.01	4.05
February 2010	4.22	4.00
January 2010	4.48	4.11
December 2009	4.13	3.72
November 2009	4.24	3.92

Markets

Our ordinary shares have been quoted on the NASDAQ Stock Market under the symbol “ALLT” since November 16, 2006.

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

Special Tender Offer. The Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25.0% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25.0% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45.0% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45.0% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a shareholder holding at least 25.0% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25.0% of the voting rights in the company or (iii) was from a holder of more than 45.0% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45.0% of the voting rights in the company.  The special tender offer may be consummated only if at least 5.0% of the voting rights attached to the company’s outstanding shares will be acquired by the offeror.

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

C.           Material Contracts

Summaries of the following material contracts and amendments to these contracts are included in this annual report in the places indicated:

Material Contract	Location
Agreement with Flextronics (Israel) Ltd.	“ITEM 4.B: Information on the Company–Business Overview–Manufacturing.”
Agreement with R.H. Electronics Ltd.	“ITEM 4.B: Information on the Company–Business Overview–Manufacturing.”
Esphion Limited	“ITEM 5: Operating and Financial Review and Prospects–Operating Results–Overview.”
Second Amended and Restated Investor Rights Agreement	“ITEM 7. Major Shareholders and Related Party Transactions–Related Party Transactions–Registration Rights.”

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

   General Corporate Tax Structure in Israel

Taxable income of Israeli companies is subject to tax at the rate of 27% in 2008, 26% in 2009, and 25% in 2010 and thereafter. In July 2009, Israel's Parliament (the Knesset) passed the Economic Efficiency Law (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the Israeli corporate tax rate and real capital gains tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

Following an additional amendment to the Tax Ordinance, which came into effect on January 1, 2009, an Israeli corporation may elect a 5% rate of corporate tax (instead of 25%) for income from dividend distributions received from a foreign subsidiary which is used in Israel in 2009, or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income, and the period during which the dividend income will be used in Israel.

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

From time to time we may apply the Office of the Chief Scientist for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

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

The following corporate tax benefits, among others, are available to Industrial Companies:

•	Amortization of the cost of purchased know-how and patents and of rights to use a patent and know-how which are used for the development or advancement of the company, over an eight-year period;

•	Accelerated depreciation rates on equipment and buildings;

•	Under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

•	Expenses related to a public offering in Israel and in recognized stock markets outside Israel, are deductible in equal amounts over three years.

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

As of December 31, 2009, we believe that we are meeting the aforementioned conditions.

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

We currently intend to reinvest any income derived from our Approved Enterprise program and not to distribute such income as a dividend. As of December 31, 2009, we did not generate income under the provisions of the Investments Law.

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

However, a company that was granted benefits according to Section 51 of the Investments Law (prior the 2005 Amendment) will not be allowed to choose new tax year as a “Year of Election,” referred to below, under the 2005 Amendment, for a period of two years from the company’s previous Commencement Year (referred to below) under the old Investments Law.

The 2005 Amendment simplifies the approval process for the approved enterprise. According to the 2005 Amendment, only approved enterprises receiving cash grants require the approval of the Investment Center. The Investment Center will be entitled to approve such programs only until December 31, 2007.

As a result of the 2005 Amendment, it is no longer necessary for a company to acquire Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Route, and therefore such companies need not apply to the Investment Center for this purpose. Rather, a company may claim the tax benefits offered by the Investments Law directly in its tax returns or by notifying the Israeli Tax Authority within twelve months of the end of that year, provided that its facilities meet the criteria for tax benefits set out by the 2005 Amendment. Such enterprise is referred to as the Benefited Enterprise. Companies are also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the 2005 Amendment. The 2005 Amendment includes provisions attempting to ensure that a company will not enjoy both Government grants and tax benefits for the same investment program.

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

We elected 2007 as "year of election" under the Investments Law after the Amendment.

We expect that a substantial portion of any taxable operating income that we may realize in the future will be derived from our approved enterprise status.

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

United States Federal Income Taxation

The following is a description of the material United States federal income tax consequences of the ownership and disposition of our ordinary shares. This description addresses only the United States federal income tax considerations of holders that are initial purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

•	financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	certain former citizens or long-term residents of the United States;

•	persons that will hold our shares through a partnership or other pass-through entity;

•	persons that received our shares as compensation for the performance of services;

•	persons that will hold our shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

•	persons whose “functional currency” is not the United States dollar; or

•	holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our shares.

Moreover, this description does not address the United States federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

•	at least 75 percent of its gross income is "passive income"; or

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

PFIC status is an annual determination that is based on tests which are factual in nature and our status in future years will depend on our income, assets and activities in each of those years.  Therefore there can be no assurance that we will not be considered a PFIC for any taxable year.  While public companies often employ a market capitalization method to value their assets, the IRS has not issued guidance concerning how to value a foreign public company’s assets for PFIC purposes.  The market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile.  In certain circumstances, including volatile market conditions, it may be appropriate to employ alternative methods to more accurately determine the fair market value of our assets other than the market capitalization method. We obtained an opinion from a U.S. tax advisor providing the reasoning for adoption of an approach other than the market capitalization approach and applying the results of our valuation study that was conducted by an independent valuator. In view of certain estimates of our gross income and the average value of our gross assets, the latter supported by said third party valuation and opinion, we believe that we should not be classified as a PFIC for the taxable year ended December 31, 2009 . There can be no certainty, however, that the IRS will agree with our position.  If we were a PFIC, and you are a U.S. Holder, you generally would be subject to ordinary income tax rates, imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “—Distributions”) with respect to any gain from the sale, exchange or other disposition of, and certain distributions with respect to, your ordinary shares. We are not providing any U.S. tax opinion to any U.S. Holder concerning our status as a PFIC for 2009, or any other tax year.  A U.S. Holder should consult his, her or its own tax advisor with respect to the potential application of the PFIC rules in his, her or its particular circumstances.

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

Recently enacted legislation creates an additional annual filing requirement for U.S. persons who are shareholders of a PFIC.  The legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the U.S. Treasury authority to decide what information must be included in such annual filing.   If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

You should consult your own tax advisor regarding our potential status as a PFIC and the tax consequences that would arise if we were treated as a PFIC.

   Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of ordinary shares, other than an exempt recipient (including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate currently is 28.0%.

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

Risk of Interest Rate Fluctuation

We do not have any long-term borrowings. We have a significant amount of cash that is currently invested primarily in interest bearing investment such as bank time deposits, money market funds, U.S. government treasury bills and ARS. These investments expose us to the changes in interest rates. If interest rates further decline, our results of operations may be adversely affected due to lower interest income from these investments. See “ITEM 3: Key Information—Risk Factors—We have invested a substantial portion of our cash in auction-rate securities, which subjects us to liquidity and investment risk. Due to uncertainties in the capital markets regarding auction-rate securities, we recorded impairment charges in 2007, 2008 and 2009, and, if the fair value of these investments were to decline further, we could be required to record further impairment charges related to these investments” and “—We may receive much lower interest income on our interest bearing investments and suffer from losses due to the macro economic situation that may cause interest rates to remain at their current low level or further decline” and “ITEM 5: Operating and Financial Review and Prospects—Operating Results—Overview—Financial income (expenses), net” for further information regarding our investments in auction rate securities. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. We manage this exposure by performing ongoing evaluations of our investments. Due to the short and medium-term maturities nature of our investments (other than ARS) to date, their carrying value approximates the fair value. We generally hold investments to maturity in order to limit our exposure to interest rate fluctuations.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the shekel. In 2009, we derived our revenues primarily in U.S. dollars and a portion in euors and other currencies. Although a substantial part of our expenses were denominated in U.S. dollars, a significant portion of our expenses were denominated in shekels and to a lesser extent in euros and other Asian currencies. Our shekel-denominated expenses consist principally of salaries and related personnel expenses. We monitor foreign currency exposure and, from time to time, may use various instruments to preserve the value of sales transactions and commitments; however, this cannot assure our protection against risks of currency fluctuations. For more information regarding foreign currency related risks, please refer to “General Business Risks Relating to Our Business and Market.”

We use currency forward contracts together with currency options primarily to hedge payments in NIS. These transactions constitute a future cash flow hedge.  As of December 31, 2009, we had outstanding forward contracts in the amount of $15 million. These transactions were for a period of up to twelve months. As of December 31, 2009, the fair value of the above mentioned foreign currency derivative contracts was $0.6 million.

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

From the effective date of the registration statement and until December 31, 2009, the net proceeds had been invested in cash equivalents, marketable securities, capital expenditure and other corporate purposes.

        None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15: Controls and Procedures

(a)           Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2009. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2009, our disclosures controls and procedures were effective at the reasonable assurance level.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2009.

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

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Auditors

The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm.

	Year ended December, 31,
	2008	2009
	(in thousands of U.S. dollars)
Audit Fees(1)	$139	$127
Audit-Related Fees(2)	40	-
Tax Fees(3)	35	42
All Other Fees(4)	49	31
Total	$263	$200

(1)
”Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit for 2008 and 2009, certain procedures regarding our quarterly financial results submitted on Form 6-K and consultation concerning financial accounting and reporting standards.

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

ITEM 16F.  Change in Registrant’s Certifying Accountant

None.

ITEM 16G.  Corporate Governance

As a foreign private issuer, we are permitted under NASDAQ Marketplace Rule 5615(a)(3) to follow Israeli corporate governance practices instead of the NASDAQ Stock Market requirements, provided we disclose which requirements we are not following and the equivalent Israeli requirement. We must also provide NASDAQ with a letter from outside counsel in our home country, Israel, certifying that our corporate governance practices are not prohibited by Israeli law.

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

We otherwise comply with the NASDAQ Stock Market rules requiring that listed companies have a majority of independent directors and maintain a compensation and nominating committee composed entirely of independent directors. We are also subject to Israeli corporate governance requirements applicable to companies incorporated in Israel whose securities are listed for trading on a stock exchange outside of Israel.

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

Allot Communications Ltd.

By: /s/ Rami Hadar
Rami Hadar
Chief Executive Officer and President

Dated: April 8, 2010

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

3.2	Addendum, dated October 26, 2006, to Escrow Agreement, dated January 28, 1998, by and between Yigal Jacoby and the Registrant (1)
3.3	Addendum, dated November 13, 2008, to Escrow Agreement, dated January 28, 1998, by and between Yigal Jacoby and the Registrant (2)
4.1	Share Purchase Agreement, dated May 18, 2006, by and among the parties thereto and the Registrant (1)
4.2	Non-Competition Agreement, dated August 24, 2004, by and among Odem Rotem Holdings Ltd., Yigal Jacoby and the Registrant (1)
4.3	Experteam Training Services Proposal, dated as of March 2006, by Experteam to the Registrant (1)
4.4	Warrant to Purchase Series C-1 Shares, dated November 27, 2001, by and between the Company and Yigal Jacoby (1)
4.5	Manufacturing Agreement, dated September 4, 2002, by and between R.H. Electronics Ltd. and the Registrant* (1)
4.6
Non-Stabilized Lease Agreement, dated February 13, 2006, by and among, Aderet Hod Hasharon Ltd., Miritz, Inc., Leah and Israel Ruben Assets Ltd., Tamar and Moshe Cohen Assets Ltd., Drish Assets Ltd., S. L. A. A. Assets and Consulting Ltd., Iris Katz Ltd., Y. A. Groder Investments Ltd., Ginotel Hod Hasharon 2000 Ltd. and Allot Communications Ltd. (1)

4.7	Key Employees of Subsidiaries and Consultants Share Incentive Plan (1997) (1)
4.8	Key Employees Share Incentive Plan (1997) (1)
4.9	Key Employees Share Incentive Plan (2003) (1)
4.10	2006 Incentive Compensation Plan (2)
4.11	Manufacturing Agreement, dated July 19, 2007, by and between Flextronics (Israel) Ltd. and the Registrant* (3)

Number	Description
4.12	Agreement relating to the sale and purchase of the Business and Assets dated January 1, 2008 by and between Esphion Limited and the Registrant(5)
8.1	List of Subsidiaries of the Registrant
11.1	Code of Ethics (4)
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications)
14.1	Consent of Kost Forer Gabbay & Kasierer ( a member of Ernst & Young global)
14.2	Consent of Houlihan Smith & Company, Inc.
__________________________
(1)	Previously filed with the Securities and Exchange Commission on October 31, 2006 pursuant to a registration statement on Form F-1 (File No. 333-138313) and incorporated by reference herein.

(2)	Previously filled with the Securities and Exchange Commission on May 27, 2009 as Exhibit 3.3 to Form 20-F for the year ended December 31, 2008 and incorporated by reference herein.

(3)	Previously filled with the Securities and Exchange Commission on June 27, 2008 as Exhibit 4.11 to Form 20-F for the year ended December 31, 2007 and incorporated by reference herein.

(4)	Previously filled with the Securities and Exchange Commission on June 28, 2007 as Exhibit 4 to Form 20-F for the year ended December 31, 2006 and incorporated by reference herein.

(5)	This document was furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

*
Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Exchange Act.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ALLOT COMMUNICATIONS LTD.

We have audited the accompanying consolidated balance sheets of Allot Communications Ltd. ("the Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in note 2(g) to the consolidated financial statements, effective April 1, 2009, the Company changed its method of accounting for recognition of other-than-temporary losses on debt securities.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 8, 2010	A Member of Ernst & Young Global

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2009	2008
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$36,470	$40,029
Restricted cash and deposits	1,060	1,058
Short-term bank deposits	1,264	1,063
Trade receivables (net of allowance for doubtful accounts of $ 253 and $ 180 at December 31, 2009 and 2008, respectively)	7,842	6,163
Other receivables and prepaid expenses	3,618	1,959
Inventories	5,046	4,259

Total current assets	55,300	54,531

LONG-TERM ASSETS:
Marketable securities	14,490	15,319
Severance pay fund	3,410	3,402
Other assets	430	874

Total long-term assets	18,330	19,595

PROPERTY AND EQUIPMENT, NET	5,674	4,970

GOODWILL AND INTANGIBLE ASSETS, NET	3,639	3,755

Total assets	$82,943	$82,851

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2009	2008
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$3,142	$2,902
Employees and payroll accruals	3,930	3,324
Deferred revenues	5,467	4,475
Other payables and accrued expenses	4,582	3,142

Total current liabilities	17,121	13,843

LONG-TERM LIABILITIES:
Deferred revenues	2,046	2,293
Accrued severance pay	3,364	3,536

Total long-term liabilities	5,410	5,829

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.1 par value - Authorized: 200,000,000 shares at December 31, 2009 and 2008; Issued: 22,643,541 and 22,313,596 shares at December 31, 2009 and 2008, respectively; Outstanding: 22,397,062 and 22,067,117 shares at December 31, 2009 and 2008, respectively	492	482
Additional paid-in capital	128,476	125,703
Accumulated other comprehensive income (loss)	(4,862)	697
Accumulated deficit	(63,694)	(63,703)

Total shareholders' equity	60,412	63,179

Total liabilities and shareholders' equity	$82,943	$82,851

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2009	2008	2007
Revenues:
Products	$29,641	$27,121	$25,073
Services	12,110	9,980	7,429

Total revenues	41,751	37,101	32,502

Cost of revenues:
Products	10,094	8,198	6,603
Services	1,741	1,498	1,416

Total cost of revenues	11,835	9,696	8,019

Gross profit	29,916	27,405	24,483

Operating expenses:
Research and development, net	9,265	11,964	9,384
Sales and marketing	20,408	19,781	18,081
General and administrative	5,541	6,174	5,583
In-process research and development	-	244	-

Total operating expenses	35,214	38,163	33,048

Operating loss	(5,298)	(10,758)	(8,565)
Financial and other expenses, net	2,311	5,517	845

Loss before income tax expenses	(7,609)	(16,275)	(9,410)
Income tax expenses	63	220	530

Net loss	$(7,672)	$(16,495)	$(9,940)

Basic and diluted net loss per share	$(0.35)	$(0.75)	$(0.46)

Weighted average number of shares used in computing basic and diluted net loss per share	22,185,702	22,054,211	21,525,822

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in	Deferred stock	Accumulated other comprehensive	Accumulated
	Shares	Amount	capital	compensation	income (loss)	deficit	Total

Balance at January 1, 2007	21,232,290	$456	$121,069	$(34)	$(36)	$(37,268)	$84,187
Exercise of warrants and employee stock options and repayment of non-recourse loan	1,022,438	24	1,448	-	-	-	1,472
Expenses related to issuance of share capital upon Initial Public Offering	-	-	(58)	-	-	-	(58)
Compensation related to options granted to non-employees	-	-	(172)	-	-	-	(172)
Stock-based compensation related to options granted to employees	-	-	1,499	34	-	-	1,533
Realized gain on available-for-sale securities	-	-	-	-	36	-	36
Tax benefit related to exercise of stock options	-	-	127	-	-	-	127
Net loss	-	-	-	-	-	(9,940)	(9,940)

Balance at December 31, 2007	22,254,728	480	123,913	-	-	(47,208)	77,185
Exercise of stock options	58,868	2	88	-	-	-	90
Compensation related to options granted to non-employees	-	-	(198)	-	-	-	(198)
Stock-based compensation related to options granted to employees	-	-	1,900	-	-	-	1,900
Unrealized gain on hedging derivative instruments	-	-	-	-	697	-	697
Net loss	-	-	-	-	-	(16,495)	(16,495)

Balance at December 31, 2008	22,313,596	482	125,703	-	697	(63,703)	63,179
Exercise of stock options	329,945	10	475	-	-	-	485
Compensation related to options granted to non-employees	-	-	58	-	-	-	58
Stock-based compensation related to options granted to employees	-	-	2,240	-	-	-	2,240
Cumulative effect from adoption of ASC No. 320	-	-	-	-	(7,681)	7,681	-
Unrealized loss on hedging derivative instruments	-	-	-	-	(85)	-	(85)
Unrealized gain on marketable securities	-	-	-	-	2,207	-	2,207
Net loss	-	-	-	-	-	(7,672)	(7,672)

Balance at December 31, 2009	22,643,541	$492	$128,476	$-	$(4,862)	$(63,694)	$60,412

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2008	2007
Cash flows from operating activities:

Net loss	$(7,672)	$(16,495)	$(9,940)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,468	1,988	1,486
Write-off of property and of equipment, net	385	-	-
Stock-based compensation related to options granted to employees and non-employees	2,298	1,702	1,361
In-process research and development	-	244	-
Amortization of intangible assets	116	119	-
Capital loss (gain)	(108)	3	2
Decrease (increase) in accrued severance pay, net	(180)	261	144
Decrease in other assets	43	235	19
Decrease (increase) in accrued interest and amortization of premium on marketable securities	2	(27)	(44)
Decrease in other long-term liabilities	-	-	(228)
Decrease (increase) in trade receivables	(1,679)	20	(1,944)
Decrease (increase) in other receivables and prepaid expenses	(1,661)	2,564	(1,798)
Increase in inventories, net	(787)	(44)	(1,154)
Decrease (increase) in long-term deferred taxes	316	(101)	102
Increase (decrease) in trade payables	240	(507)	(1,006)
Increase (decrease) in employees and payroll accruals	606	(266)	980
Increase in deferred revenues	745	1,396	1,684
Increase (decrease) in other payables and accrued expenses	1,440	1,032	(211)
Other than temporary loss on marketable securities, net	3,036	7,700	4,881

Net cash used in operating activities	(392)	(176)	(5,666)

Cash flows from investing activities:

Cash paid in connection with the acquisition of Esphion	-	(3,802)	-
Increase in restricted cash and deposits	(2)	(1,058)	-
Increase in short-term bank deposits	(201)	(1,001)	-
Purchase of property and equipment	(3,608)	(1,720)	(3,466)
Proceeds from sale of property and equipment	159	-	-
Investment in marketable securities	-	-	(87,134)
Proceeds from redemption or sale of marketable securities	-	19,595	115,751

Net cash provided by (used in) investing activities	(3,652)	12,014	25,151

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2008	2007
Cash flows from financing activities:

Bank credit repayment	-	-	(6)
Exercise of stock options and repayment of non-recourse loan	485	90	1,436
Excess tax benefit from stock-based compensation	-	-	127
Expenses related to issuance of share capital upon Initial Public offering	-	-	(58)

Net cash provided by financing activities	485	90	1,499

Increase (decrease) in cash and cash equivalents	(3,559)	11,928	20,984
Cash and cash equivalents at the beginning of the year	40,029	28,101	7,117

Cash and cash equivalents at the end of the year	$36,470	$40,029	$28,101

Supplementary cash flow information:

(a) Non-cash activities:

Exercise of options on account of other receivables	$-	$-	$36

Increase in goodwill on account of earn out included in other liabilities and accrued expenses	$-	$186	$140

(b) Cash paid during the year for:
Interest	$-	$12	$1

Taxes	$80	$69	$69

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

Allot Communications Ltd. ("the Company") was incorporated in November 1996 under the laws of the State of Israel. The Company is engaged in developing, selling and marketing intelligent IP service optimization solutions for mobile, DSL and wireless broadband carriers, cable operator service providers, and enterprises. The Company’s portfolio of hardware platforms and software applications utilizes advanced deep packet inspection technology to transform broadband pipes into smart networks that can rapidly and efficiently manage data over mobile and wireline networks and deploy value added Internet services. The Company's products consist of the Service Gateway and NetEnforcer traffic management systems, the NetXplorer and Subscribe Management Platform application management suites and value added services such as the Service Protector network protection solution, the MediaSwift video caching solution and the WebSafe network service.

The Company holds six wholly-owned subsidiaries (the Company together with said subsidiaries shall collectively be referred to as "Allot"): Allot Communications, Inc. in Woburn, Massachusetts, United-States ("the U.S. subsidiary"), which was incorporated in 1997 under the laws of the State of California, Allot Communication Europe SARL in Sophia, France ("the European subsidiary"), which was incorporated in 1998 under the laws of France, Allot Communications Japan K.K. in Tokyo, Japan ("the Japanese subsidiary"), which was incorporated in 2004 under the laws of Japan, Allot Communication (UK) Limited ("the UK subsidiary"), which was incorporated in 2006 under the laws of England and Wales, Allot Communications (Asia Pacific) Pte. Ltd. ("the Singaporean subsidiary"), which was incorporated in 2006 under the laws of Singapore, Allot Communications (New Zealand) Limited. ("the NZ subsidiary"), which was incorporated in 2007 under the laws of New Zealand.

The U.S. subsidiary commenced operations in 1997. It is engaged in the sale, marketing and technical support services in the Americas of products manufactured and imported by the Company. The European, Japanese, UK and Singaporean subsidiaries are engaged in marketing and technical support services of the Company's products in Europe, Japan, UK and Asia Pacific, respectively. The NZ subsidiary commenced its operations in 2008 and is engaged in the research and development activities related to the Service Protector and technical support services for this product.

During 2009, approximately 15% of the Company's revenues derived from a single customer. During 2008 and 2007, no single customer accounted for more than 10% of the Company's revenues.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

a.         Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b.         Financial statements in U.S. dollars:

The majority of the revenues of the Company and its subsidiaries are generated in U.S. dollars ("dollar") or linked to the dollar. In addition, a major portion of the Company's and certain of its subsidiaries' costs are incurred or determined in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Accounting Standards Codification No. 830 (formerly, FASB Statement No. 52), "Foreign Currency Matters" ("ASC No. 830"). All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

c.         Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

d.         Cash and cash equivalents:

The Company considers all unrestricted highly liquid investments which are readily convertible into cash, with maturity of three months or less at the date of acquisition, to be cash equivalents.

e.	Restricted cash and deposits:

Restricted cash of $ 1,000 and restricted deposits of $ 60 are held in favor of financial institutions towards fulfillments of forward contract and operating obligations, respectively.

f.         Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in dollars and New Israeli Shekels ("NIS") and bear interest at annual weighted average rate of 1.5% and 2.4% at December 31, 2009 and 2008, respectively. The short-term deposits are presented at cost, including accrued interest.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.         Marketable securities:

The Company accounts for its investments in marketable securities using Accounting Standards Codification No. 320 (formerly, FASB Statement No. 115), "Investments – Debt and Equity Securities" ("ASC No. 320").

The Company's management determines the appropriate classification of marketable securities at the time of purchase and evaluates such designation as of each balance sheet date. The Company classifies all of its marketable securities as available for sale. Available for sale securities are carried at fair value, with the unrealized gains and losses, reported in "accumulated other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on sale of investments are included in earnings and are derived using the specific identification method for determining the cost of securities. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in financial income, net, if any. As of December 31, 2009, the Company held marketable securities in U.S. dollars in the United States. The balance was composed of Auction Rate Securities ("ARS").

Until 2009, the Company recognized an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The entire difference between amortized cost and fair value is recognized in earnings. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value and the potential recovery period.

In April 2009, the Company adopted the FASB's updated guidance relating to investments and debt securities, which amends the other-than-temporary impairment ("OTTI") guidance in U.S. GAAP. Under the updated guidance, if OTTI occurs, and it is more likely than not that the Company will not sell the investment or debt security before the recovery of its amortized cost basis, then the OTTI is separated into (a) the amount representing the credit loss and (b) the amount related to all other factors. The amount of the total OTTI related to credit loss is recognized in earnings. The amount of the total OTTI related to other factors is recognized in accumulated other comprehensive income. As a result of the adoption of this update accounting guidance, the Company recorded a cumulative effect adjustment of $7,681 to reclassify the non-credit component of previously recognized impairments from accumulated deficit to accumulated other comprehensive income (loss), as further detailed in Note 4.

h.         Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence for which recoverability is not probable. Inventory write-offs due to slow moving items and technological obsolescence totaled $ 815, $ 234 and $ 175 in 2009, 2008 and 2007, respectively.

Cost is determined as follows:

Raw materials - using the "first in, first out" (FIFO) cost method.
Finished goods - on the basis of raw materials, manufacturing cost and allocable indirect cost.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

j.         Goodwill and intangible assets:

Goodwill represents the excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill. Under Accounting Standards Codification No. 350 (formerly, FASB Statement No. 142), "Intangibles-Goodwill and Other" ("ASC No. 350"), goodwill and intangible assets deemed to have indefinite lives are tested for impairment annually, or more often if there are indicators to impairment present.

The Company performs annual impairment analysis of goodwill at December 31 of each year, or more often as applicable. The provisions of ASC No. 350 require that a two-step impairment test be performed on goodwill at the level of the reporting units. In the first step, the Company compares the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and no further testing is required to be performed. If the carrying value of the net assets exceeds the fair value, then the Company must perform the second step of the impairment test in order to determine the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, then the Company would record an impairment loss equal to the difference.

The Company believes that its business activity and management structure meet the criterion of being a single reporting unit for accounting purposes. The Company has performed an annual impairment analysis as of December 31, 2009 and determined that the carrying value of the reporting unit was less than the fair value of the reporting unit. In calculating the fair value of the reporting unit, the market approach was the methodology used.

k.         Impairment of long-lived assets:

Long-lived assets are reviewed for impairment in accordance with Accounting Standards Codification No. 360 (formerly, FASB Statement No. 144), "Property, Plant, and Equipment " ("ASC No. 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2009, 2008 and 2007, no impairment losses were recorded.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.          Revenue recognition:

The Company generates revenues mainly from the sale of hardware and software products along with related maintenance and support services. The Company generally sells its products through resellers, distributors, OEMs and system integrators, all of whom are considered end-customers from The Company's perspective.

The software components of the Company’s products are deemed to be more than incidental to the products as a whole, in accordance with Accounting Standards Codification No. 985-605 (formerly, Statement of Position SOP 97-2), "Revenue Recognition" ("ASC No. 985-605"). Therefore, The Company accounts for its product sales in accordance with ASC No. 985-605. Revenues from product sales are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant performance obligations with regard to implementation remain, the fee is fixed or determinable and collectability is probable.

ASC No. 985-605 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative objective fair value of the elements. Accordingly, revenues are allocated to the different elements in the arrangement under "the residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with a customer, The Company defers revenue for the fair value of its undelivered elements (maintenance and support) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (hardware and software products) when all other criteria in ASC No. 985-605 have been met. Any discount in the arrangement is allocated to the delivered element.

Maintenance and support related revenues included in multiple element arrangements are deferred and recognized on a straight-line basis over the term of the applicable maintenance and support agreement. The VSOE of fair value of the maintenance and support services is determined based on the price charged when sold separately. Deferred revenues are classified as short and long terms and recognized as revenues at the time respective elements are provided.

The Company provides a provision for product returns and stock rotation based on its experience with historical sales returns, stock rotations and other known factors.

The Company grants a one-year hardware warranty and three-month software warranty on all of its products. The Company estimates the costs that may be incurred under its warranty arrangements and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect The Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

m.        Research and development costs:

Accounting Standards Codification No. 985 (formerly, FASB Statement No. 86), "Software" ("ASC No. 985"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon the completion of a working model. The Company does not incur material costs between the completion of a working model and the point at which the products are ready for general release. Therefore, research and development costs are charged to the consolidated statement of operations as incurred.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.         Severance pay:

The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israel's Severance Pay Law, based on the most recent monthly salary of its employees multiplied by the number of years of employment as of the balance sheet date for such employees. The Company's liability is partly provided by monthly deposits with severance pay funds and insurance policies and the remainder by an accrual.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay law, labor agreements and/or applicable case law. The value of the deposited funds and insurance policies is based on the cash surrendered value and includes profits accumulated up to the balance sheet date.

Severance expenses for the years ended December 31, 2009, 2008 and 2007, amounted to $ 961, $ 957 and $ 952, respectively.

o.         Accounting for stock-based compensation:

The Company accounts for stock based compensation in accordance with Accounting Standards Codification No. 718 (formerly, FASB Statement No. 123R), "Compensation - Stock Compensation" ("ASC No. 718") that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of operations.

The Company applies ASC No. 718 and Accounting Standards Codification No. 505-50 (formerly, EITF No. 96-18), "Equity-Based Payments to Non-Employees" ("ASC No. 505-50") with respect to options and warrants issued to non-employees. Accordingly, option valuation models to measure the fair value of the options and warrants at the measurement date as defined in ASC No. 505-50.

The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of the grant and revised in subsequent periods if actual forfeitures differ from those estimates.

The following table sets forth the total stock-based compensation expense resulting from stock options granted to employees and non-employees included in the consolidated statements of operations, for the years ended December 31, 2009, 2008 and 2007:

	Year ended December 31,
	2009	2008	2007

Cost of revenues	$104	$50	$48
Research and development	357	321	230
Sales and marketing	775	465	340
General and administrative	1,062	866	743

Total stock-based compensation expense	$2,298	$1,702	$1,361

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company selected the binomial option pricing model as the most appropriate fair value method for its stock-based compensation awards (except for restricted-stack units, which are valued based on the market value of the underlying share at the date of grant) with the following weighted-average assumptions for the year ended December 31, 2009, 2008 and 2007:

	Year ended December 31,
	2009	2008	2007

Suboptimal exercise multiple	2.5-3.5	2 - 3.6	2-3
Interest rate	0.31%-5.19%	1.07%-6.81%	3.18%-5.38%
Volatility	53%-60%	62% - 75%	75%
Dividend yield	0%	0%	0%
Weighted-average fair value at grant date	1.27	2.46	8.57

The computations of expected volatility and suboptimal exercise multiple are based on the average of the Company's realized historical stock price volatility and certain peer companies that the Company considered to be comparable based on market capitalization and type of technology platform. The computation of the suboptimal exercise multiple and the forfeiture rates are based on the employees expected exercise prior and post vesting termination behavior. The interest rate for period within the contractual life of the award is based on the U.S. Treasury Bills yield curve in effect at the time of grant. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

p.         Concentration of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and deposits, marketable securities, short-term bank deposits, trade receivables and derivative instruments.

The majority of cash and cash equivalents, restricted cash and deposits, marketable securities and short-term deposits of the Company are invested in dollar deposits in major U.S. and Israeli banks. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, the cash and cash equivalents and short-term bank deposits may be redeemed upon demand, and therefore, bear minimal risk.

The Company's trade receivables are primarily derived from sales to customers located mainly in the United States, Europe and Asia. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its customers and establishes an allowance for doubtful accounts on a specific basis. Allowance for doubtful accounts amounted to $ 253 and $ 180 as of December 31, 2009 and 2008, respectively.

The Company has no significant off balance sheet concentration of credit risk, except for hedging arrangements to cover the currency exposure of the NIS on identified cash flow items (see also Note 2v).

q.         Royalty bearing grants:

Participation grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor in Israel ("OCS") for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants recognized amounted to $ 2,440, $ 2,671 and $ 2,371 in 2009, 2008 and 2007, respectively.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.          Income taxes:

The Company accounts for income taxes in accordance with Accounting Standards Codification No. 740 (formerly, FASB Statement No. 109), "Income Taxes" ("ASC No. 740"). ASC No. 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ASC No. 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

s.         Basic and diluted net loss per share:

The Company accounts for earnings per share based on Accounting Standards Codification No. 260 (formerly, FASB Statement No. 128), "Earnings Per Share" ("ASC No. 260").  Basic earnings per share are calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding and the effect of dilutive potential shares of Ordinary shares considered outstanding during the period.

For the years ended December 31, 2009, 2008 and 2007, all outstanding options and warrants have been excluded from the calculation of the diluted loss per share since their effect was anti-dilutive.

t.          Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with Accounting Standards Codification No. 220 (formerly, FASB Statement No. 130), "Comprehensive Income"("ASC No. 220"). This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to shareholders.

The Company determined that its items of comprehensive income (loss) relate to unrealized gains and losses on hedging derivative instruments and unrealized gains and losses on available-for-sale marketable securities.

u.         Fair value of financial instruments:

The Company measures its cash and cash equivalents, marketable securities, derivative instruments, restricted cash and deposits, short-term bank deposits, trade receivables, other receivables, trade payables and other payables at fair value.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Level 1 -                Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -                Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 -                Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

v.         Derivatives and hedging:

The Company accounts for derivatives and hedging based on Accounting Standards Codification No. 815 (formerly, FASB Statement No. 133), "Derivatives and Hedging" ("ASC No. 815").

The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value. Derivative instruments that are not designated and qualified as hedging instruments must be adjusted to fair value through earnings.

For derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) in shareholders' equity and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument is recognized in current earnings. To receive hedge accounting treatment, cash flow hedges must be highly effective in offsetting changes to expected future cash flows on hedged transactions.

w.        Impact of recently issued accounting standards:

In April, 2009, the Company adopted the FASB's updated guidance Accounting Standards Codification No. 820-10 (formerly, FSP No. 157-04), related to fair value measurements and disclosures, which provides additional guidance for estimating fair value in accordance with the guidance related to fair value measurements when the volume and level of activity for an asset or liability have significantly decreased. The updated standard also includes guidance on identifying circumstances that indicate a transaction is not orderly. The Company adopted this standard effective April 1, 2009. The adoption of this guidance did not have a material effect on the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In May 2009, the FASB issued Accounting Standards Codification No. 855 (formerly, FASB Statement No. 165), "Subsequent Events" ("ASC No. 855"). This standard is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  Specifically, this standard sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. ASC No. 855 is effective for fiscal years and interim periods ended after June 15, 2009. The Company adopted this standard effective June 15, 2009.  The adoption of this guidance did not have a material effect on the consolidated financial statements.

In June 2009, the Financial Accounting Standards Board ("FASB") issued a standard that established the FASB Accounting Standards Codification ("ASC") and amended the hierarchy of generally accepted accounting principles ("GAAP") such that the ASC became the single source of authoritative U.S. GAAP. Rules and interpretive releases issued by the SEC under authority of federal securities law are also sources of the authoritative GAAP for SEC registrants. All other literature is considered non-authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates. The ASC is effective for the Company from September 1, 2009. Throughout the notes to the consolidated financial statements references that were previously made to former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

In October 2009, the FASB issued an update to ASC No. 985-605, "Software-Revenue Recognition" (originally issued as EITF 09-3). In accordance with the update to the ASC, tangible products containing software components and non-software components that function together to deliver the tangible product's essential functionality are excluded from the scope of the software revenue recognition guidance. In addition, hardware components of a tangible product containing software component are always excluded from the software revenue guidance. The mandatory adoption is on January 1, 2011, with earlier adoption permitted. The Company may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. The Company is currently evaluating the impact on its consolidated results of operations and financial condition, and has not yet determined the adoption date.

In October 2009, the FASB issued an update to ASC No. 605-25, "Revenue recognition – Multiple-Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to:

1.	Provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;
2.
Require an entity to allocate revenue in an arrangement using estimated selling prices ("ESP") of deliverables if a vendor does not have vendor-specific objective evidence of selling price ("VSOE") or third-party evidence of selling price ("TPE"); and

3.	Eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method.
4.	Require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. The Company is currently evaluating the impact on its consolidated results of operations and financial condition, and has not yet determined the adoption date.

NOTE 3:-	ACQUISITIONS

On January 8, 2008, the Company completed an acquisition of the business of Esphion Limited, ("Esphion") a New Zealand based, developer of network protection solutions for carriers and internet service providers. The total consideration including direct transaction costs for the acquisition was approximately $ 3,802, plus potential earn-outs based on performance milestones amounting to a maximum of an additional $ 2,000 payable through December 31, 2008.

As of December 31, 2008, Esphion met certain milestones in accordance with the acquisition agreement. Consequently, out of the maximum additional $ 2,000, the Company paid additional $ 186 and increased its goodwill accordingly.

The total purchase price of Esphion was composed of the following:

Cash paid	$3,500
Acquisition related transaction costs	302

Total	$3,802

Acquisition related transaction costs include investment banking fees, legal and accounting fees and other external costs directly related to the acquisition.

Purchase price allocation:

Under business combination accounting, the total purchase price was allocated to Esphion's net tangible and identifiable intangible assets based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill.

Tangible assets:
Current assets	$61
Property and equipment	49

Net tangible assets	110

Intangible assets:
Core technology	726
In process research and development	244
Goodwill	2,722

Total assets acquired	$3,802

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	ACQUISITIONS (Cont.)

In performing the purchase price allocation, the Company considered, among other factors, the intention for future use of acquired assets, analyses of historical financial performance and estimates of future revenues to be generated from the Service Protector. The fair value of the intangible assets was based on the Company's management estimates and assumptions that were utilized via a valuation of a third party valuation firm, using the income approach.

Core technology represents a combination of Esphion processes and patents related to the design and development of the Service Protector. This proprietary know-how can be leveraged to develop new technology and improve the Company's products (see also Note 8a).

The Company expensed in-process research and development ("IPR&D") in the amount of $ 244 upon acquisition as it represents incomplete Esphion research and development projects that had not reached technological feasibility and had no alternative future use as of the date of the acquisition. The value assigned to IPR&D was determined by considering the importance of the project to the Company's overall development plan, estimating costs to develop the purchased IPR&D into commercially viable products, estimating the resulting net cash flow from the project when completed and discounting the net cash flow to its present value based on the percentage of completion of the IPR&D projects.

Pro forma information in accordance with Accounting Standards Codification No. 805 (formerly, FASB Statement No. 141), "Business Combinations" ("ASC No. 805") has not been provided, since Esphion's results for 2008 and 2007, were not material in relation to total consolidated revenues and net loss.

NOTE 4:-	MARKETABLE SECURITIES

The following is a summary of available-for-sale securities:

	December 31, 2009			December 31, 2008
	Carrying	Unrealized	Market	Carrying	Unrealized	Market
	value	gain	value	value	losses	value

Auction rate securities(*)	$12,283	$2,207	$14,490	$15,319	$-	$15,319

(*)
ARS held by the Company are private placement securities with long-term nominal maturities for which the interest rates are reset through a "Dutch" auction each month. The monthly auctions historically have provided a liquid market for these securities. The Company's investments in ARS represent interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations and other structured credits. The ARS bear interest at rates ranging from 2.4% to 3.9% per annum.

The balance is comprised of ARS with contractual maturities of more than one year, which suffer from failed auctions since September 2007. As a result of the auction failures, these ARS do not have a readily determinable market value. In 2009, as there was insufficient observable market information available to determine the fair value of the ARS and the portion of the impairment that relates to credit loss of these securities, the fair value was determined using an independent third party valuator. The fair value was based on a trinomial discount model employing assumptions that market participants would use in their estimates of fair value.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	MARKETABLE SECURITIES (Cont.)

The assumptions included, among others, the following: the underlying structure of the security, the financial standing of the issuer, stated maturities, estimates of the probability of the issue being called at par prior to final maturity, estimates of the probability of defaults and recoveries, auctions failure and successful auction or repurchase at par for each period, expected changes in interest rates paid on the securities, interest rates paid on similar instruments. Finally, the present value of the future principal and interest payments was discounted at rates considered to reflect current market conditions for each security.

The Company had various factors in determining whether it should recognize an impairment charge prior to 2009 for its marketable securities, including its intent and ability to hold the investment for a period of time sufficient for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than its cost basis, the credit ratings of the securities, the nature of underlying collateral, as applicable and the financial condition and near-term prospects of the issuer.

On April 1, 2009, the Company adopted ASC No. 320 that provides guidance on recognition and presentation of other-than-temporary impairments and assessed whether the unrealized losses for the investments in its portfolio were other-than-temporary under this guidance. For securities that the Company intends to sell or it is more likely than not that it will be required to sell the securities before recovery, the entire difference between amortized cost and fair value is recognized in earnings. For securities that the Company does not intend to sell and it is not more likely than not that the Company will be required to sell, the Company used a discounted cash flow analysis to determine the portion of the impairment that relates to credit loss.

Based on the Company's consideration of these factors, the Company recognized in 2009, 2008 and 2007 an other-than-temporary net impairment in a total amount of $ 3,036, $7,700 and $ 4,881, related to ARS, respectively. The Company may recognize additional losses in the future should the market prospects of the issuers of these securities continue to deteriorate. As of December 31, 2009 and 2008, interest receivable amounted to $ 25 and $ 27, respectively, and is included within other receivables in the balance sheets.

Since there is uncertainty about the Company's ability to liquidate the ARS in a short time, the entire amount of the ARS is presented as non-current assets on the Company's balance sheet.

During 2008, the Company redeemed at par value $ 12,352 and $ 7,243 ARS and corporate bonds, respectively. Following such redemption, the Company recorded capital gain of $ 5,346. The capital gain is presented in the Company's income statement net of other than temporary impairment.

To the extent that the net present value of the projected cash flows is less than the amortized cost of the security, the difference is considered a credit loss and is recorded through earnings. The inputs on the future performance of the underlying assets used in the cash flow models include prepayments, defaults and loss severity assumptions. The Company adopted ASC No. 320 in  2009, and reclassified the $ 7,681 non-credit related portion of other-than-temporary impairment losses recognized in prior period earnings as a cumulative effect adjustment that increased accumulated deficit and decreased accumulated other comprehensive income.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	MARKETABLE SECURITIES (Cont.)

The following table presents a cumulative roll forward of the amount related to credit losses recognized in earnings as of December 31, 2009:

Credit loss

Balance as of April 1, 2009	$6,058
Additional credit loss on debt securities for which other-than-temporary impairment was previously recognized	1,431
Reduction related to cash flow from expected to be collected	(809)

Balance as of December 31, 2009	$6,680

NOTE 5:-	FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, the Company measures its cash equivalents, restricted cash and deposit, short-term bank deposits, marketable securities and foreign currency derivative instruments at fair value. Cash equivalents, restricted deposit and short-term bank deposits, except for investments in marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Investments in marketable securities are classified within Level 3 because they are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant.

The Company values the Level 3 investments based on an externally developed valuation using discounted cash flow model, whose inputs include interest rate curves, credit spreads, bond prices, volatilities and illiquidity considerations. Unobservable inputs used in these models are significant to the fair value of the investments.

The Company's financial assets measured at fair value on a recurring basis, excluding accrued interest components; consisted of the following types of instruments as of December 31, 2009 and 2008, respectively:

	As of December 31, 2009
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Money market funds	$15,358	$-	$-	$15,358
Restricted deposit	-	60	-	60
Short-term deposits	-	1,264	-	1,264
Auction-rate securities	-	-	14,490	14,490
Foreign currency derivative contracts	-	612	-	612

Total financial assets	$15,358	$1,936	$14,490	$31,784

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	FAIR VALUE MEASUREMENTS (Cont.)

	As of December 31, 2008
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Money market funds	$27,273	$-	$-	$27,273
Restricted deposit	-	1,058	-	1,058
Short-term deposits	-	1,063	-	1,063
Auction rate securities	-	-	15,319	15,319
Foreign currency derivative contracts	-	697	-	697

Total financial assets	$27,273	$2,818	$15,319	$45,410

The following table presents the changes in Level 3 instruments measured on a recurring basis for the years ended December 31, 2009 and 2008. The Company's Level 3 instruments consist of marketable securities classified as available-for-sale.

Fair value measurements using significant unobservable inputs (Level 3):

	Marketable securities
	2009	2008

Beginning balance	$15,319	$35,371
Capital gain from redemption of marketable securities	-	5,346
OTTI on marketable securities*)	(3,036)	(13,046)
Redemption of marketable securities during the year	-	(12,352)
Unrealized gain on marketable securities	2,207	-

Ending balance	$14,490	$15,319

*)	In 2009, part of this loss was reclassified to other comprehensive income in relation to the cumulative effect from accounting change as part of the adoption of ASC No. 320-10.

NOTE 6:-	INVENTORIES

	December 31,
	2009	2008

Raw materials	$578	$550
Finished products	4,468	3,709

	$5,046	$4,259

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	PROPERTY AND EQUIPMENT

	December 31,
	2009	2008
Cost:
Lab equipment	$8,249	$6,983
Computers and peripheral equipment	5,663	4,160
Office furniture and equipment	413	401
Leasehold improvements	497	406

	14,822	11,950
Accumulated depreciation:
Lab equipment	5,136	4,215
Computers and peripheral equipment	3,563	2,376
Office furniture and equipment	181	167
Leasehold improvements	268	222

	9,148	6,980

Depreciated cost	$5,674	$4,970

Depreciation expenses for the years ended December 31, 2009, 2008 and 2007, were $ 2,468, $ 1,988 and $ 1,486, respectively. The Company recorded a disposal of property and equipment, which ceased to be used in a total amount of $ 619, and related accumulated depreciation in the amount of $ 234. The disposal of such equipment resulted in a loss of $385 that was recorded in the consolidated statement of operations.

NOTE 8:-	INTANGIBLE ASSETS, NET

a.	The following table shows the Company's intangible assets for the periods presented:

	December 31,
	2009	2008
Cost:
Core technology (1)	$726	$726

Accumulated amortization	235	119

Amortized cost	$491	$607

(1)
Core technology was recorded in 2008 following the acquisition of the tangible and the intangible assets of Esphion. The Company amortizes the intangible assets using the straight-line method over a period of six years, which constitutes the number of years that approximate the pattern in which the economic benefits of the intangible assets will be consumed (see also Note 3).

b.	Amortization expenses for the years ended December 31, 2009, 2008 and 2007, were $ 116, $ 119 and $ 0, respectively.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.         Royalties:

The Company received research and development grants from the OCS.

The Company is participating in programs sponsored by the Israeli Government for the support of research and development activities. Currently, the Company is obligated to pay royalties to the OCS, amounting to 3.5% of the sales of the sponsored products, up to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent upon actual sales of products of the Company and in the absence of such sales no payment is required.

As of December 31, 2009, the Company has paid accrued royalties to the OCS in the amount of $ 7,581, which was recorded to cost of revenues.

As of December 31, 2009, the Company had an outstanding contingent obligation to pay royalties to the OCS in the amount of approximately $ 10,450.

b.         Lease commitments:

In February 2006, the Company signed an agreement to rent offices for a period of seven years, starting July 2006. The rental expenses are $ 39 per month and a management fee of costs plus 15% of the expenses incurred by the building management company as stipulated in the lease agreement.

The U.S. subsidiary has an operating lease for office facilities in Woburn, Massachusetts. The lease expires on August 31, 2014. The Company's subsidiaries maintain smaller offices in China, Singapore, Japan, New Zealand and various locations in Europe.

In addition, the Company signed motor vehicle operating lease agreements. The terms of the lease agreements are for 36 months.

Operating leases (offices and motor vehicles) expenses for the years ended December 31, 2009, 2008 and 2007, were $ 1,981, $ 2,667 and $ 2,484, respectively.

As of December 31, 2009, the aggregate future minimum lease obligations (offices and motor vehicles) under non-cancelable operating leases agreements were as follows:

Year ended December 31,

2010	$1,122
2011	921
2012	849
2013	586
2014 and thereafter	113

$3,591

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Lawsuit:

On May 1, 2007, a securities class action complaint, Brickman Investment Inc. v. Allot Communications Ltd. et al., was filed in the United States District Court for the Southern District of New York.  At least three substantially similar complaints were filed in the same court after the original action was filed. We and certain of our directors and officers are named as defendants. The securities class action complaints allege that the defendants violated Sections 11 and 15 of the Securities Act of 1933 by making false and misleading statements and omissions in our registration statement for our initial public offering in November 2006. The claims are purportedly brought on behalf of persons who purchased our stock pursuant to and/or traceable to the initial public offering on or about November 15, 2006 through April 2, 2007. The plaintiffs seek unspecified compensatory damages against the defendants, as well as attorney’s fees and costs. Motions for consolidation and for appointment of lead plaintiff were filed on July 2, 2007 and were decided on March 27, 2008, with an order granting consolidation and appointing co-lead plaintiffs. The Consolidated Amended Compliant was served on June 9, 2008. The defendants moved to dismiss the Consolidated Amended Compliant on August 8, 2008.  While the defendants’ motion to dismiss was still pending, the parties reached on March 31, 2010 an agreement in principle to settle this litigation. Pursuant to the terms of the agreement, the Company will pay to the plaintiffs, for the benefit of the class members, $1.3 million in cash, which amount is to be funded by the Company's insurance carrier. The settlement contemplated therein is conditional upon approval by the court and other contingencies. There is no assurance that final court approval will be obtained. If such approval is not obtained, the parties to this litigation may attempt to reach agreement on alternative settlement terms or resume the litigation. The Company has recorded a liability in its financial statements for the proposed amount of the settlement. In addition, because the insurance carrier has agreed to pay the entire settlement amount and recovery from the insurance carrier is probable, a receivable has also been recorded for the same amount. Accordingly, there is no impact to the Company’s statements of operations or cash flows because the amounts of the settlement and the insurance recovery fully offset each other (See Note 15).

d.	Other:

The Company currently depends on two subcontractors to manufacture and provide hardware warranty support for its traffic management systems. If they experience delays, disruptions, quality control problems or a loss in capacity, shipments of products may be delayed and the Company’s ability to deliver products could be materially adversely affected. Certain hardware components for the Company’s products come from single or limited sources, and the Company could lose sales if these sources fail to satisfy its supply requirements. In the event that the Company terminates its business connection with the subcontractors, it will have to compensate the subcontractors for certain inventory costs, as specified in the agreement with the subcontractors.

NOTE 10:-	SHAREHOLDERS' EQUITY

a.	Shares held in trust:

246,479 Ordinary shares are held in trust for the benefit of a Founder and a member of the Board of Directors pursuant to a right to purchase pending his payment of the full purchase price of approximately $ 600. For the purposes of calculating shareholders equity, the Company has not considered such shares to be outstanding because neither the Founder nor the trustee has voting or economic rights with respect to such shares.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

 In October 2006, the Company's shareholders and the Board of Directors approved an addendum to the escrow agreement with the Founder regarding these shares. According to the addendum, if the right is not exercised prior to the consummation of a "Liquidity Event" as defined in the escrow agreement, or November 15, 2008, the right and the underlying shares will be forfeited. It was further approved that the Founder has the right to pay for any portion of the shares by "net payment". As a result of the modification of the right, the Company recorded a total expense of $ 150 in the year ended December 31, 2006. In November 2008, the Company's Audit Committee, Board of Directors and shareholders approved another addendum to the escrow agreement with the Founder pursuant to which the right to exercise these shares has been extended to the earlier of a "Liquidation Event" or November 15, 2010. For such transaction, the Company recorded compensation expense of $ 90 to operating expenses for the year ended in December 31, 2009.

b.	Stock option plan:

A summary of the Company's stock option activity, pertaining to its option plans for employees and non-employees, and related information is as follows:

	Year ended December 31,
	2009		2008		2007
	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price

Outstanding at beginning of year	4,069,505	$3.34	3,221,494	$4.42	3,383,930	$2.33
Granted	1,055,497	$3.05	1,299,150 *)	$2.46	989,249	$8.57
Forfeited	(713,374)	$6.46	(392,271)	$7.49	(169,381)	$5.37
Exercised	(329,945)	$1.47	(58,868)	$1.53	(982,304)	$1.22

Outstanding at end of year	4,081,683	$3.05	4,069,505	$3.54	3,221,494	$4.42

Exercisable at end of year	2,226,413	$3.12	2,050,911	$3.34	1,532,506	$4.42

*)	Including 11,800 restricted stock units ("RSUs") granted during 2008.

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal year 2009 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009. This amount may change based on the fair market value of the Company's stock. The total intrinsic value of options outstanding at December 31, 2009, was $ 4,528. The total intrinsic value of exercisable options at December 31, 2009 was approximately $ 2,506. The total intrinsic value of options vested and expected to vest at December 31, 2009 was approximately $ 4,328.

The total intrinsic value of options exercised during the year ended December 31, 2009 was approximately $ 720. The number of options vested during the year ended December 31, 2009 was 505,447. The weighted-average remaining contractual life of the outstanding options as of December 31, 2009 is 7.52 years. The weighted-average remaining contractual life of exercisable options as of December 31, 2009, is 5.68 years. As of December 31, 2009, $ 2,982 unrecognized compensation cost related to stock options is expected to be recognized over a weighted average period of 3 years.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

On May 18, 2009 (the "Modification Date"), the Company granted 343,297 new options in exchange for 381,440 of its employees' stock options, previously granted on ten occasions during the years 2006-2008. The Company accounted for the exchange of options under the provisions of ASC No. 718 as a modification. As a result of the modification, the Company's incremental compensation cost of $ 105 will be recognized over the new service period beginning on the modification date. The unrecognized compensation cost remaining from the original grant date valuation in the amount of $ 651 shall be recognized over the remainder of the original requisite period. For the year ended on December 31, 2009, the Company recorded an additional expense of $ 16 in its consolidated statements of operations with respect of this modification.

The options outstanding as of December 31, 2009, have been classified by exercise price, as follows:
Exercise price	Shares upon exercise of options outstanding as of December 31, 2009	Weighted average remaining contractual life	Shares upon exercise of options exercisable as of December 31, 2009
		Years

$9.7-11.34	55,935	7.1	50,376
$7.45-9.25	78,662	7.2	57,841
$5.7-6.52	49,123	7.58	32,646
$4-4.62	395,434	8.32	155,245
$2.97-3.75	1,620,710	7.87	805,852
$2.05-2.49	1,702,519	7.17	1,013,470
$1.22-1.56	106,828	5.35	76,578
$0.009-0.03	72,472	7.47	34,405

	4,081,683		2,226,413

The Company has three option plans under which outstanding options as of December 31, 2009, are as follows: (i) under the 1997 option plan, the outstanding options are exercisable for 7,189 Ordinary shares; (ii) under the 2003 option plan, the outstanding options are exercisable for 1,686,658 Ordinary shares, and (iii) under the 2006 option plan, the outstanding options and RSUs are exercisable for 2,387,836 Ordinary shares.

Under the terms of the above option plans, options may be granted to employees, officers, directors and various service providers of the Company and its subsidiaries. The options generally become exercisable quarterly over a four-year period, commencing one year after date of the grant, subject to the continued employment of the employee. The options generally expire no later than ten years from the date of the grant. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised, any options, which are forfeited or cancelled before expiration, become available for future grants. As of December 31, 2009, 289,538 Ordinary shares are available for future issuance under the option plan.

In addition to granting stock options, the Company granted in 2008 RSUs under the 2006 Plan. RSUs vest over a four year period subject to the continued employment of the employee. RSUs that are cancelled or forfeited become available for future grants.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

c.	The Company's outstanding warrants as of December 31, 2009, are as follows:

Issuance date	Number of shares to be issued	Class of shares	Exercise price per share	Exercisable through

January 1998 (*)	246,479	Ordinary shares	$2.43	The earlier between a Liquidity Event and November 15, 2010

(*)
Granted to a Founder and a member of the Board of Directors who also served as Chief Executive Officer at the time of the grant. The underlying shares are issued and held in trust for the benefit of the Founder, pending his payment of the full purchase price of approximately $ 600. The Company does not consider these shares to be outstanding since, while these shares are held in trust neither the Founder nor the trustee has voting or economic rights with respect to such shares.

NOTE 11:-	TAXES ON INCOME

a.	Income Tax (Inflationary Adjustments) Law, 1985:

According to the law, until 2007, the results for tax purposes were adjusted for the changes in the Israeli consumer price index ("Israeli CPI"). In February 2008, the "Knesset" (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. The amendment to the law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

b.	Corporate tax rates:

Taxable income of Israeli companies is subject to tax at the rate of 27% in 2008, 26% in 2009, and 25% in 2010 and thereafter. In July 2009, Israel's Parliament (the Knesset) passed the Economic Efficiency Law (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the Israeli corporate tax rate and real capital gains tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%. However, the effective tax rate payable by a company which derives income from an approved enterprise may be considerably lower (see also Note 11c).

c.	Tax benefits under Israel's law for the Encouragement of Capital Investments, 1959 ("the Law"):

In 1998, the production facilities of the Company related to its computational technologies were granted the status of an "Approved Enterprise" under the Law. In 2004, expansion program was granted the status of "Approved Enterprise". According to the provisions of the Law, the Company has elected the alternative package of benefits - and has waived Government grants in return for tax benefits.

According to the provisions of the Law, the Company's income is tax-exempt for a period of two years commencing with the year it first earns taxable income, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five to eight years depending upon the level of foreign ownership of the Company. The benefit period of tax benefit has not yet commenced, since the Company has not yet reported taxable income.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	TAXES ON INCOME (Cont.)

The period of tax benefits, detailed above, is limited to the earlier of 12 years from the commencement of production, or 14 years from the approval date, (the year's limitation does not apply to the exemption period).

The Law was significantly amended effective April 1, 2005 ("the Amendment"). The Amendment includes revisions to the criteria for investments qualified to receive tax benefits as a Beneficiary Enterprise and among other things, simplifies the approval process. The Amendment applies to new investment programs. Therefore, investment programs commencing after December 31, 2004, do not affect the approved programs of the Company.

In addition, the Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval. Therefore the Company's existing Approved Enterprise will generally not be subject to the provisions of the Amendment.

The entitlement to the above benefits is contingent upon the fulfillment of the conditions stipulated in the Law, regulations published there under and the criteria set forth in the specific letters of approval. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and linked to changes in the Israeli CPI. As of December 31, 2009, management believes that the Company is meeting the aforementioned conditions.

If the Company pays a dividend out of income derived from the Approved and Beneficiary Enterprise during the tax exemption period, it will be subject to corporate tax in respect of the gross amount distributed, including any taxes thereon, at the rate which would have been applicable had it not enjoyed the alternative benefits, generally 10%-25%, depending on the percentage of the Company's Ordinary shares held by foreign shareholders. The dividend recipient is subject to withholding tax at the rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

Income from sources other than the "Approved and Beneficiary Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate.

d.	Tax benefits under the law for the Encouragement of Industry (taxes), 1969 ("the Encouragement Law"):

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

Management believes that the Company is currently qualified as an "industrial company" under the Encouragement Law and as such, enjoys tax benefits, including: (1) Deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period; (2) The right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company; (3) Accelerated depreciation rates on equipment and buildings; and (4) Expenses related to a public offering on the Tel-Aviv Stock and on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	TAXES ON INCOME (Cont.)

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

e.	Pre-tax loss is comprised as follows:

	Year ended December 31,
	2009	2008	2007

Domestic	$(7,558)	$(16,525)	$(9,318)
Foreign	(51)	250	(92)

	$(7,609)	$(16,275)	$(9,410)

f.	A reconciliation of the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expenses is as follows:

	Year ended December 31,
	2009	2008	2007

Loss before taxes on income	$(7,609)	$(16,275)	$(9,410)

Theoretical tax expense (benefit) computed at the statutory tax rate (26%, 27% and 29% for the years 2009, 2008 and 2007, respectively)	$(1,978)	$(4,394)	$(2,729)

Losses and temporary differences, net in respect of which no deferred taxes were recorded	1,738	3,811	2,207
Taxes with respect to prior years	(189)	(58)	(1)
Change in expense associated with tax positions for current year	(210)	35	-
Impairment of withholding tax asset	29	74	250
Non-deductible expenses and other	70	265	181
Non-deductible share-based compensation expenses	597	454	478
Others	6	33	144

Actual tax expenses	$63	$220	$530

Taxes on income are comprised as follows:

Current taxes	$113	$343	$179
Deferred taxes	320	(174)	102
Taxes in respect of previous years	(189)	(58)	(1)
Change in expense associated with tax positions for current year	(210)	35	-
Impairment of withholding tax asset	29	74	250

	$63	$220	$530

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	TAXES ON INCOME (Cont.)

g.	Net operating losses carry forward:

The Company has accumulated losses for tax purposes as of December 31, 2009, in the amount of approximately $ 46,500, which may be carried forward and offset against taxable income in the future for an indefinite period. The Company expects that during the period in which these tax losses are utilized its income would be substantially tax exempt. Accordingly, there will be no tax benefit available from such losses and no deferred income taxes have been included in these financial statements.

The European subsidiary is subject to French income taxes and has a net operating loss carry forward amounting to approximately $ 1,500 as of December 31, 2009.

h.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax are as follows:

	December 31,
	2009	2008
Deferred tax assets:
Operating loss carry forward	$11,070	$11,366
Reserves and allowances	4,639	2,925

Deferred tax asset before valuation allowance	15,709	14,291
Valuation allowance	(15,559)	(13,821)

Net deferred tax asset	$150	$470

i.	A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,
	2009	2008

Beginning balance	$285	$250
Increase (decrease) in exposure associated with tax positions for current year	(210)	35

Ending balance	$75	$285

The Company conducts business globally and, as a result, the Company or one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Israel, France, and the United States. With few exceptions, the Company is no longer subject to Israeli final tax assessment through the year 2005 and the European and U.S. subsidiaries have final tax assessment through 2006.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	GEOGRAPHIC INFORMATION

Allot operates in a single reportable segment. Revenues are based on the customer's location:

	Year ended December 31,
	2009	2008	2007

Europe	$18,735	$12,221	$10,496
Asia and Oceania	11,004	11,235	9,874
United States of America	6,316	7,582	6,435
Middle East and Africa	2,992	2,752	2,061
Americas (excluding United States of America)	2,704	3,311	3,636

	$41,751	$37,101	$32,502

The following presents total long-lived assets as of December 31, 2009 and 2008:

	December 31,
	2009	2008
Long-lived assets:
Israel	$9,270	$8,910
United States of America	300	114
Other	173	210

	$9,743	$9,234

NOTE 13:-	FINANCIAL AND OTHER EXPENSES, NET

	Year ended December 31,
	2009	2008	2007
Financial and other income:
Interest income	$(914)	$(2,571)	$(4,193)

Financial and other expenses:
Interest expenses (income) and other miscellaneous	(17)	335	79
Foreign currency transactions differences	206	53	78
Impairment related to Auction-Rate Securities, net	3,036	7,700	4,881

	$2,311	$5,517	$845

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	DERIVATIVE INSTRUMENTS

The Company enters into hedge transactions with a major financial institution, using derivative instruments, primarily forward contracts and options to purchase and sell foreign currencies, in order to reduce the net currency exposure associated with anticipated expenses (primarily salaries and related expenses) in currencies other than U.S. dollar. The Company currently hedges such future exposures for a maximum period of one year. However, the Company may choose not to hedge certain foreign currency exchange exposures for a variety of reasons, including but not limited to immateriality, accounting considerations and the prohibitive economic cost of hedging particular exposures. There can be no assurance the hedges will offset more than a portion of the financial impact resulting from movements in foreign currency exchange rates.

The Company records all derivatives on the consolidated balance sheets at fair value. The effective portions of cash flow hedges are recorded in other comprehensive income until the hedged item is recognized in earnings. The ineffective portions of cash flow hedges are adjusted to fair value through earnings in financial other income or expense. The Company does not enter into derivative transactions for trading purposes.

The Company had a net deferred gain associated with cash flow hedges of $ 612 and $ 697 recorded in other comprehensive income as of December 31, 2009 and 2008, respectively. As of December 31, 2009, the hedged transactions are expected to occur within twelve months.

The Company entered into forward contracts to hedge the fair value of assets denominated in Euros that did not meet the requirement for hedge accounting. As of December 31, 2009 and 2008, the Company had outstanding forward contracts, for a period of up to twelve months, in the amount of $ 1,138 and $ 0, respectively. The Company measured the fair value of the contracts in accordance with ASC No. 820 at level 2. The net losses recognized in "financial and other expenses, net" during 2009 and 2008 were $ 52 and $ 0, respectively.

As of December 31, 2009 and 2008, the Company had outstanding forward contracts in the amount of $ 15,443 and $15,709, respectively.

The fair value of our outstanding derivative instruments as of December 31, 2009 and 2008 and the effect of derivative instruments in cash flow hedging relationship on other comprehensive income for the years ended December 31, 2009 and 2008 are summarized below:

Foreign exchange forward and		As of December 31,
options contracts	Balance Sheet	2009	2008

Fair Value of foreign exchange option contracts	"Other receivables and prepaid expenses"	$24	$13

Fair value of foreign exchange forward contracts		588	684

Total		$612	$697

Increase (decrease) in gains recognized in OCI (effective portion)	"Other comprehensive income"	$(85)	$697

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	DERIVATIVE INSTRUMENTS (Cont.)

The effect of derivative instruments in cash flow hedging relationship on income for the years ended December 31, 2009 and 2008 is summarized below:

Foreign exchange forward and	Statements of	Year ended December 31,
options contracts	Operations	2009	2008

Gain on derivatives recognized in OCI	"Operating expenses"	$298	$-

Gain (loss) recognized in income on derivatives (effective portion)	"Operating expenses"	$383	$(230)

NOTE 15:-	SUBSEQUENT EVENTS

On March 31, 2010, the Company reached an agreement in principle to settle the Company’s securities class action litigation.  Pursuant to the terms of the agreement, the Company will pay to the plaintiffs, for the benefit of the class members, $1.3 million in cash, which amount is to be funded by the Company's insurance carrier. The settlement contemplated therein is conditional upon approval by the court and other contingencies. There is no assurance that final court approval will be obtained. If such approval is not obtained, the parties to this litigation may attempt to reach agreement on alternative settlement terms or resume the litigation. The Company has recorded a liability in its financial statements for the proposed amount of the settlement. In addition, because the insurance carrier has agreed to pay the entire settlement amount and recovery from the insurance carrier is probable, a receivable has also been recorded for the same amount. Accordingly, there is no impact to the Company’s statements of operations or cash flows because the amounts of the settlement and the insurance recovery fully offset each other (See Note 9c).