Form 20-F
period 2010-12-31
Allot Communications Ltd.
filed 2011-06-09
CIK 1365767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2010: 23,806,313 ordinary shares, NIS 0.10 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

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

Large accelerated filer ☐    Accelerated filer ☒    Non-accelerated filer ☐

Indicate by check mark basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

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

TABLE OF CONTENTS

Part I
Item 1:	Identity of Directors, Senior Management and Advisers	1
Item 2:	Offer Statistics and Expected Timetable	1
Item 3:	Key Information	1
	Selected Financial Data	1
	Risk Factors	3
Item 4:	Information on Allot	18
	History and Development of Allot	18
	Business Overview	19
	Organizational Structure	28
	Property, Plants and Equipment	28
Item 4A:	Unresolved Staff Comments	28
Item 5:	Operating and Financial Review and Prospects	29
	Operating Results	29
	Liquidity and Capital Resources	44
	Research and Development, Patents and Licenses	45
	Trend Information	45
	Off-Balance Sheet Arrangements	45
	Contractual Obligations	46
Item 6:	Directors, Senior Management and Employees	46
	Directors and Senior Management	46
	Compensation of Officers and Directors	51
	Board Practices	51
	Employees	59
	Share Ownership	60
Item 7:	Major Shareholders and Related Party Transactions	64
	Major Shareholders	64
	Related Party Transactions	65
Item 8:	Financial Information	67
	Consolidated Financial Statements and Other Financial Information	67
	Significant Changes	69
Item 9:	The Offer and Listing	69
	Stock Price History	69
	Markets	70
Item 10:	Additional Information	70
	Memorandum of Association and Amended and Restated Articles of Association	70
	Material Contracts	73
	Exchange Controls	73
	Taxation	74
	Documents on Display	88
Item 11:	Quantitative and Qualitative Disclosures about Market Risk	89
Item 12:	Description of Securities Other than Equity Securities	90

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

A.           Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “ITEM 5: Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 are derived from our audited consolidated financial statements included in “ITEM 18: Financial Statements,” which have been prepared in accordance with generally accepted accounting principles in the United States. The consolidated statements of operations for the years ended December 31, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements which are not included in this annual report.

	Year ended December 31,
	2006	2007	2008	2009	2010
	(in thousands of U.S. dollars, except per share and share data)
Consolidated Statements of Operations:
Revenues:
Products	$28,756	$25,073	$27,121	$29,641	$40,852
Services	5,388	7,429	9,980	12,110	16,120
Total revenues	34,144	32,502	37,101	41,751	56,972
Cost of revenues(1):
Products	6,435	6,603	8,198	10,094	14,015
Services	1,162	1,416	1,498	1,741	1,970
Total cost of revenues	7,597	8,019	9,696	11,835	15,985
Gross profit	26,547	24,483	27,405	29,916	40,987
Operating expenses:
Research and development, gross	9,340	11,755	14,635	11,705	14,038
Less royalty-bearing participation	1,811	2,371	2,671	2,440	2,774
Research and development, net(1)	7,529	9,384	11,964	9,265	11,264
Sales and marketing(1)	15,457	18,081	19,781	20,408	22,021
General and administrative(1)	3,464	5,583	6,174	5,541	5,473
In process research and development	-	-	244	-	-
Total operating expenses	26,450	33,048	38,163	35,214	38,758
Operating income (loss)	97	(8,565)	(10,758)	(5,298)	2,229

Financing and other income (expenses), net	630	(845)	(5,517)	(2,311)	(7,907)
Income (loss) before income tax expenses (benefit)	727	(9,410)	(16,275)	(7,609)	(5,678)
Income tax expenses (benefit)	111	530	220	63	84
Net income (loss)	$616	$(9,940)	$(16,495)	$(7,672)	$(5,762)
Basic and diluted net earnings (loss) per share	$0.04	$(0.46)	$(0.75)	$(0.35)	$(0.25)
Weighted average number of shares used in computing basic net earnings (loss) per share	14,402,338	21,525,822	22,054,211	22,185,702	22,831,014
Weighted average number of shares used in computing diluted net earnings (loss) per share	16,423,227	21,525,822	22,054,211	22,185,702	22,831,014
___________________________
(1)	Includes stock-based compensation expense related to options granted to employees and others as follows:

	Year ended December 31,
	2006	2007	2008	2009	2010
	(in thousands of U.S. dollars)

Cost of revenues	$15	$48	$50	$104	$95
Research and development expenses, net	157	230	321	357	352
Sales and marketing expenses	650	340	465	775	851
General and administrative expenses	539	743	866	1,062	692
Total	$1,361	$1,361	$1,702	$2,298	$1,990

	At December 31,
	2006	2007	2008	2009	2010
	(in thousands of U.S. dollars)
Consolidated balance sheet data:
Cash and cash equivalents	$7,117	$28,101	$40,029	$36,470	$42,858
Marketable securities	76,114	42,614	15,319	14,490	15,531
Working capital	75,182	37,225	40,688	38,179	59,841
Total assets	99,506	94,655	82,851	82,943	95,187
Total liabilities	15,319	17,470	19,672	22,531	30,199
Accumulated deficit	(37,268)	(47,208)	(63,703)	(63,694)	(69,456)
Share capital	456	480	482	492	527
Total shareholders’ equity	84,187	77,185	63,179	60,412	64,988

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

We incurred net losses in each fiscal year since 1997, when we commenced operations, through 2010, other than 2006. We had a net loss of $5.8 million in 2010 of which $7.7 million resulted from a realized loss related to the sale of our portfolio of auction-rate securities, or ARS, compared to a net loss of $7.7 million in 2009 of which $3.0 million resulted from a net impairment charge related to ARS and a net loss of $16.5 million in 2008 of which $7.7 million resulted from an impairment charge related to ARS. During 2010, we sold our entire ARS portfolio. We can provide no assurance that we will be able to achieve profitability and we may incur losses in in the future if we do not generate sufficient revenues.

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

The loss of any significant customer or a significant decrease in business from any such customer could harm our results of operations and financial condition. In addition, revenues from individual customers may fluctuate from time to time based on the timing and the terms under which further orders are received and the duration of the delivery and implementation of such orders. During 2008, no single customer accounted for more than 10% of our revenues. We derived 30% and 15% of our total revenues in 2010 and 2009, respectively, from one global Tier 1 mobile operator group.

Our revenues and business will be harmed if we do not keep pace with changes in broadband applications and with advances in technology.

We will need to invest heavily in the continued development our technology in order to keep pace with rapid changes in applications, increased broadband network speeds and with our competitors’ efforts to advance their technology. Designers of broadband applications that our products identify and manage are using increasingly sophisticated methods to avoid detection and management by network operators. Even if our products successfully identify a particular application, it is sometimes necessary to distinguish between different types of traffic belonging to a single application. Accordingly, we face significant challenges in ensuring that we identify new applications and new versions of current application, as they are introduced without impacting network performance, especially as networks become faster. This challenge is increased as we seek to expand sales of our products in new geographic territories because the applications vary from country to country and region to region. If we fail to address the needs of customers in particular geographic markets and if we fail to develop enhancements to our products in order to keep pace with advances in technology, our business and revenues will be adversely affected.

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

Carriers are subject to government regulation in a number of jurisdictions in which we sell our products. There are several proposals in the United States and Europe for regulating service providers’ ability to prioritize applications in their networks. Advocates for regulating this industry claim that collecting premium fees from certain “preferred” applications would distort the market for Internet applications in favor of larger and better-funded content providers and would impact end users who purchased broadband access only to experience differing response times in interacting with various content providers. Opponents believe that content providers who support bandwidth-intensive applications should be required to pay service providers a premium in order to support further network investments. In August 2008, the U.S. Federal Communications Commission issued a ruling prohibiting Comcast, the second-largest broadband provider in the United States, from delaying some peer-to-peer traffic on its network. Comcast filed a court appeal in September 2008 seeking a review of such ruling. In April 2010, a federal appeals court ruled that the Federal Communications Commission had limited power over Web traffic under current law. In December 2010, the Federal Communications Commission adopted rules, which would give the agency regulatory power over Internet service providers in order to prevent them from blocking or unreasonably discriminating against Web content, services or applications. Several service providers filed legal appeals challenging the Federal Communications Commission’s authority to enforce such network neutrality rules. Demand from carriers for the traffic management and subscriber management features of our products could be adversely affected if regulations prohibit, or limit, service providers from managing traffic on their networks. A decrease in demand for these features could adversely impact sales of our products.

We need to increase the functionality of our products and offer additional features and value added services in order to maintain or increase our profitability.

The market in which we operate is highly competitive and unless we continue to enhance the functionality of our products and add additional features, our competitiveness may be harmed and the average selling prices for our products will decrease over time. Such a decrease generally results from the introduction by competitors of competing products and from the standardization of DPI technology. To counter this trend, we endeavor to enhance our products by offering higher system speeds, and additional features and value added services, such as additional security and video functions, supporting additional applications and enhanced reporting tools. We may also need to reduce our per unit manufacturing costs at a rate equal to or faster than the rate at which selling prices decline. If we are unable to reduce these costs or to offer increased functionally and features, our profitability may be adversely affected.

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

The length of our sales cycles to large service providers, including carriers, mobile operators and cable operators, is generally lengthy because these end-customers consider our products to be capital equipment and undertake significant testing to assess the performance of our products within their networks. As a result, we often invest significant time from initial contact with a large service provider until that end-customer decides to incorporate our products in its network. We may also expend significant resources attempting to persuade large service providers to incorporate our products into their networks without success. Even after deciding to purchase our products, initial network deployment of our products by a large service provider may last up to three years. If a competitor succeeds in convincing a large service provider to adopt that competitor’s product, it may be difficult for us to displace the competitor because of the cost, time, effort and perceived risk to network stability involved in changing solutions. As a result, we may incur significant expense without generating any sales.

We depend for a material portion of our business on third parties to market, sell, install, and provide initial technical support for our products.

We depend for a material portion of our business on third party channel partners, such as distributors, resellers, OEMs and system integrators, to market and sell our products to end-customers. Our channel partners are also responsible for installing our products and providing initial customer support for them. As a result, we depend on the ability of our channel partners to market and sell our products successfully to these end-customers. We also depend on our ability to maintain our relationships with existing channel partners and develop relationships in key markets with new channel partners. We cannot assure you that our channel partners will market our products effectively, receive and fulfill customer orders of our products on a timely basis or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. In addition, any failure by our channel partners to provide adequate initial support to end-customers could result in customer dissatisfaction with us or our products, which could result in a loss of customers, harm our reputation and delay or limit market acceptance of our products. Our products are complex and it takes time for a new channel partner to gain experience in their operation and installation. Therefore, it may take a period of time before a new channel partner can successfully market, sell and support our products if an existing channel partner ceases to sell our products.

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

In the past three years, we increased sales of our Service Gateway platforms and our SMP network management application suite. However, sales of our NetEnforcer traffic management system and NetXplorer network management system continued to account for a significant portion of our revenues in 2010 and we currently expect these systems will continue to account for a considerable portion of our revenues for the immediate future. As a result, any factor adversely affecting our ability to sell, or the pricing of or demand for, our NetEnforcer traffic management system and NetXplorer network management system would severely harm our ability to generate revenues.

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

Our products are complex and are incorporated into broadband networks which are a major source of revenue for service providers and which support critical applications for subscribers and enterprises. Due to the complexity of our products and variations among customers’ network environments, we may not detect product defects until full deployment in our customers’ networks. Regardless of whether warranty coverage exists for a product, we may be required to dedicate significant technical resources to resolve any defects. If we encounter significant product problems, we could experience, among other things, loss of major customers, cancellation of product orders, increased costs, delay in recognizing revenues, and damage to our reputation. In addition, we could face claims for product liability, tort, or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention. In addition, if our business liability insurance is inadequate or future coverage is unavailable on acceptable terms or at all, our financial condition could be harmed.

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

We currently depend on a single subcontractor to manufacture and provide hardware warranty support for our Service Gateway platforms and our NetEnforcer traffic management systems. If this subcontractor experiences delays, disruptions, quality control problems or a loss in capacity, it could materially adversely affect our operating results.

We currently depend on a single subcontractor, Flextronics (Israel) Ltd., a subsidiary of Flextronics, a global electronics manufacturing, services company, to manufacture, assemble, test, package and provide hardware warranty support for our Service Gateway platforms and our NetEnforcer traffic management systems. In addition, our agreement with Flextronics (Israel) requires it to procure and store key components for our products at its facilities. If Flextronics (Israel) experiences delays, disruptions or quality control problems in manufacturing our products, or if we fail to effectively manage the relationship with it, shipments of products to our customers may be delayed and our ability to deliver products to customers could be materially adversely affected. Our agreement with Flextronics (Israel) is automatically renewed annually for additional one-year terms. Flextronics (Israel) may terminate our agreement at any time during the term upon 180 days prior notice. We expect that it would take approximately six months to transition manufacturing of our products to an alternate manufacturer and our inventory of completed products may not be sufficient for us to continue delivering products to our customers on a timely basis during any such transition. Therefore, the loss of Flextronics (Israel) would adversely affect our sales and operating results, and harm our reputation.

Certain hardware components for our products come from single or limited sources, and we could lose sales if these sources fail to satisfy our supply requirements.

Certain hardware components used in our products are obtained from single or limited sources. Since our systems have been designed to incorporate these specific components, any change in these components due to an interruption in supply or our inability to obtain such components on a timely basis would require engineering changes to our products before we could incorporate substitute components. Such changes could be costly and result in lost sales. In particular, the central processing unit for our Service Gateway platforms and our NetEnforcer AC-1400, AC-3000, AC-5000 and AC-10000 is from NetLogic Microsystems, Inc. The agreements with our suppliers do not contain any minimum purchase or supply commitments.

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

As of December 31, 2010, we had a limited patent portfolio. We had two issued U.S. patents and three pending U.S. patent applications. While we plan to protect our intellectual property with, among other things, patent protection, there can be no assurance that:

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

There can be no assurance that we will not receive communications from third parties asserting that our products and other intellectual property infringe, or may infringe their proprietary rights. We are not currently subject to any proceedings for infringement of patents or other intellectual property rights and are not aware of any parties that intend to pursue such claims against us. Any such claim, regardless of merit, could result in litigation, which could result in substantial expenses, divert the attention of management, cause significant delays and materially disrupt the conduct of our business. As a consequence of such claims, we could be required to pay a substantial damage award, develop non-infringing technology, enter into royalty-bearing licensing agreements, stop selling our products or re-brand our products. If it appears necessary, we may seek to license intellectual property that we are alleged to infringe. Such licensing agreements may not be available on terms acceptable to us or at all. Litigation is inherently uncertain and any adverse decision could result in a loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from others and otherwise negatively affect our business. In the event of a successful claim of infringement against us and our failure or inability to develop non-infringing technology or license the infringed or similar technology, our business, operating results or financial condition could be materially adversely affected.

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

The 2008 and 2009 crisis in the financial and credit markets in the United States, Europe and Asia led to a global economic slowdown, with economies in those territories showing significant weakness. Although global economic conditions have stabilized or improved, there is continuing economic uncertainty. If the economies of any part of the world remain uncertain or further deteriorate, many enterprises, telecommunications carriers and service providers may reduce or postpone their capital investments significantly. This could result in reductions in sales of our products or services and longer sales cycles, slower adoption of new technologies and increased price competition. We continuously monitor market trends and intend to take such steps as we deem appropriate to adjust our operations. Since a substantial portion of our operating expenses consist of salaries, we may not be able to reduce our operating expenses in line with any reduction in revenues or may elect not to do so for business reasons. We will need to continue to generate increased revenues and manage our costs to achieve profitability. If global economic and market conditions do not improve, or continue to remain uncertain, it may lead to increase in our inventories, decrease our revenues, result in additional pressure on the price of our products, prolong payment terms, and increase the risk that we incur bad debts, each of which would have a material adverse effect on our results of operations and cash flow from operations.

Our international operations expose us to the risk of fluctuation in currency exchange rates.

Our revenues are generated primarily in U.S. dollars and partially in euros and other currencies. A major portion of our expenses are denominated in U.S. dollars. As a result, we consider the U.S. dollar to be our functional currency. Other significant portion of our expenses is denominated in shekels and to a lesser extent in euros and other Asian currencies. Our shekel-denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in shekels. In 2010, the shekel continued to fluctuate against the U.S. dollar, devaluating by approximately 3% in the first half of the year and then appreciating by approximately 8% in the second half of the year. In total, during 2010, the shekel appreciated by 6% against the U.S. dollar. If the U.S. dollar weakens against the shekel or other currencies we are exposed to, there will be a negative impact on our results of operations. We use derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on balance sheet accounts and forecast cash flows. We may not purchase derivative instruments adequately to insulate ourselves from foreign currency exchange risks. The volatility in the foreign currency markets may make it challenging to hedge our foreign currency exposures effectively. In addition, since a portion of our revenue is not incurred in dollars, therefore, fluctuations in exchange rates between the dollar and the currencies in which such revenue is incurred may have a material effect on our results of operations and financial condition and if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment. See “ITEM 11: Quantitative and Qualitative Disclosures about Market Risk.”

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

Our quarterly financial performance is likely to vary in the future, and may not meet our expectations or the expectations of analysts or investors, which may lead to additional volatility in our share price. The market price of our ordinary shares may be volatile and could fluctuate substantially due to many factors, including, but not limited, to:

•	announcements or introductions of technological innovations or new products, or product enhancements or pricing policies by us or our competitors;

•	winning or loss of contracts with service providers;

•	disputes or other developments with respect to our or our competitors’ intellectual property rights;

•	announcements of strategic partnerships, joint ventures or other agreements by us or our competitors;

•	recruitment or departure of key personnel;

•	regulatory developments in the markets in which we sell our products;

•	our sale of ordinary shares or other securities in the future;

•	changes in the estimation of the future size and growth of our markets; or

•	market conditions in our industry, the industries of our customers and the economy as a whole.

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

Our executive officers and directors and their affiliates beneficially own approximately 17.3% of our outstanding ordinary shares. As a result, these shareholders, acting together, could exercise significant influence over our operations and business strategy and will have sufficient voting power to influence the outcome of matters requiring shareholder approval.

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

As of December 31, 2010, we had 23,806,313 ordinary shares outstanding.  Approximately 12.2% of these shares are “restricted securities” available for resale on the NASDAQ Stock Market subject, however, to volume limitations under Rule 144. Most of these restricted securities are held by the largest beneficial owners of our shares. Future sales of these restricted shares, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares. We have experienced a low trading volume of our ordinary shares since our initial public offering and if one or a small number of parties buys or sells a large number of our ordinary shares, we may experience volatility in our share price and the price and liquidity of our shares may be adversely affected.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

 Although we did not use the market capitalization method to value our assets in 2008 and 2009, as noted in our prior Form 20-Fs, we are relying on the market capitalization method to determine the fair market value of our assets for the taxable year ended December 31, 2010. Based on certain estimates of our gross income and gross assets, the nature of our business and the anticipated amount of goodwill (which is determined in large part by the price of our stock), we believe that we were not a PFIC for our taxable year ended December 31, 2010.  A Non-U.S. company will generally be characterized as a PFIC for any taxable year that 75% or more of its gross income is passive income or that 50% or more of the average value of its gross assets produce passive income or are held for the production of passive income.

If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain income, and having potentially punitive interest charges apply to the proceeds of share sales.  Similar rules apply to distributions that are “excess distributions.”

It is possible that the United States Internal Revenue Service could attempt to treat us as a PFIC for the taxable year ended December 31, 2010 or prior years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2011 or in subsequent years. For a discussion of the rules relating to passive foreign investment companies and related tax consequences, see “ITEM 10: Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

Risks Relating to our Location in Israel

Conditions in Israel could adversely affect our business.

We are incorporated under Israeli law and our principal offices, and research and development facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel continue or increase. These restrictions may limit materially our ability to sell our solutions to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us. Additionally, any hostilities involving Israel may have a material adverse effect on our principal subcontractor and its facilities in which event, all or a portion of our inventory may be damaged, and our ability to deliver products to customers may be materially adversely affected.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2010, we employed 264 people, of whom 184 were based in Israel. Some of our executive officers and employees in Israel are obligated to perform annual military reserve duty in the Israel Defense Forces, depending on their age and position in the army. Additionally, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service, and any significant disruption in our operations could harm our business. The full impact on our workforce or business if some of our executive officers and employees will be called upon to perform military service, especially in times of national emergency, is difficult to predict. Additionally, the absence of a significant number of the employees at either of our principal subcontractors related to military service may disrupt their operations in which event our ability to deliver products to customers may be materially adversely affected.

The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

Our investment program in equipment at our facility in Hod-Hasharon, Israel has been granted approved enterprise status and we are therefore eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investments Law. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2010, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $43 million. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investments Law and its regulations and the criteria set forth in the specific certificate of approval, including, among other conditions, that the approved enterprise be operated over a seven-year period and that at least 30% of our investment in fixed assets of the approved enterprise be funded by additional paid-up ordinary share capital. If we do not meet the conditions stipulated in the Investments Law and its regulations and the criteria set forth in the specific certificate of approval in the future, the tax benefits would be canceled and we could be required to refund any tax benefits that we have received. These tax benefits may not be continued in the future at their current levels or at any level.

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

We have received royalty-bearing grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, for the financing of a portion of our research and development expenditures in Israel, pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984, referred to as the Research and Development Law. In 2008, 2009 and 2010, we received and accrued grants totaling $2.7, 2.4 and $2.8 million from the Office of the Chief Scientist, representing 18.3%, 20.8% and 19.9%, respectively, of our gross research and development expenditures in these periods. We may not receive future grants or may receive significantly smaller grants from the Office of the Chief Scientist and our failure to receive grants in the future could adversely affect our profitability.

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

We were incorporated in late 1996 as “Ariadne Ltd.” and commenced operations in 1997. In September 1997, we changed our name to “Allot Communications Ltd.”   In November 2006, we listed our shares on NASDAQ. In 2007, we introduced our Service Gateway platform that enables broadband providers to build efficient, secure, manageable and profitable intelligent networks that are optimized to deliver Internet-based content and services. In January 2008, we completed the acquisition of the business of Esphion Limited, a developer of network protection solutions for carriers and internet service providers. In November 2010, we listed our shares on the Tel Aviv Stock Exchange, or TASE, and began applying the reporting reliefs afforded under the Israeli Securities Law to companies whose securities are dually listed on NASDAQ and the TASE.

We paid for capital expenditures of $2.3 million in 2010, $3.6 million in 2009 and $1.7 million in 2008. We have financed our capital expenditures with cash generated through net proceeds from our initial public offering and private placements of our equity securities.

Our capital expenditures during 2008, 2009 and 2010 consisted primarily of investments in lab equipment for research and development, as well as customer support and demo units.

B.           Business Overview

Overview

We are a leading provider of intelligent IP service optimization solutions for mobile, DSL and wireless broadband carriers, cable operator service providers and enterprises. Our portfolio of hardware platforms and software applications utilizes advanced deep packet inspection, or DPI, technology to transform broadband pipes into smart networks that can rapidly and efficiently manage data over mobile and wireline networks and deploy value added Internet services. Our scalable, carrier-grade solutions provide the visibility, security, application control and subscriber management that are vital to managing Internet service delivery, guaranteeing quality of experience, or QoE, containing operating costs, and maximizing revenue in broadband networks.

Industry Background

The rapid proliferation of broadband networks in recent years has been largely driven by demand from users for faster and more reliable access to the Internet and by the proliferation in the number and complexity of broadband applications, as well as the proliferation of mobile data-enhanced smart phones.

Rising Network Operational Costs Due to the Rapid Adoption of Broadband Applications

The increasing adoption of broadband access has enabled a growing number of applications and content delivered over broadband networks. In contrast to traditional applications, such as e-mail and web-browsing, many newer applications, such as P2P, Internet over-the-top video, online gaming and online content sites, require large and increasing amounts of bandwidth and are highly sensitive to network delays. In response to these challenges, service providers have been forced to invest heavily in network infrastructure upgrades and customer support services in order to maintain the quality of experience for subscribers.

Rising Data Traffic in Mobile Networks

The mobile data market is growing very rapidly, with the growth of smartphones, as well as the rise in use of mobile modems in laptop computers (“dongles”) and tablets.  To put this into perspective, an average smartphone user generates multiple times the data traffic as a non-smartphone user.

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

It is becoming increasingly apparent that unmanaged 3G, and even 4G mobile networks, will not be able to cope with the rising tide of data traffic, without implementing intelligent bandwidth management solutions.

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

The Allot Solution

Our solutions enable service providers to optimize and monetize their wireline and mobile data networks. These solutions employ advanced deep packet inspection, or DPI, which identifies applications by examining the content encapsulated in packets, including header and application information. By correlating data from multiple packets and flows, searching for application signatures and recognizing application behavior, our solutions identify each subscriber and application in the network and provide in-depth, real time information about their behavior. Once an application has been identified, it can be managed using predetermined policies that determine the level of network resources allocated for that application based on the business strategy of the service provider or enterprise. We have developed market-leading DPI technology that accurately identifies hundreds of application protocols at high speeds and creates customized detailed usage analyses and reports. Our vision is that our technology will become a platform for a range of value-added services, rather than an added feature on a router.  Once our DPI engine is able to provide information regarding applications running over the network, we believe our platform will enable service providers to use this information to drive additional revenues by enabling additional functionalities on our DPI platform, such as our ServiceProtector, MediaSwift and WabSafe.

Our Products

  Traffic Management Systems

Our traffic management systems consist of the Service Gateway platform and the NetEnforcer product lines.

The Service Gateway platform is an open standards-based platform for broadband service control and optimization based on DPI. It is based on an AdvancedTCA®-compliant chassis with modular, hot-swappable DPI blades. A single platform provides up to 16 Gigabit Ethernet ports or sixteen 10 Gigabit Ethernet ports, supporting up to 160 Gigabits per second (Gbps) of throughput. The Service Gateway may, through additional blades on the platform, include traffic prioritization and Quality of Service, or QoS, optimization, filtering (including parental control), blocking security threats (Clean Line and denial-of-service-prevention), media caching or collecting records for real-time charging or offline usage-based charging.

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

The Service Gateway platform may be managed through our powerful NetXplorer centralized management software and is fully integrated with our Subscriber Management Platform, described below.

Our NetEnforcer traffic management system inspects, monitors and controls network traffic by application and by user. NetEnforcer devices are positioned at multiple strategic network locations where the most traffic traverses and can be monitored and managed. These locations include network access points, or “peering points,” where the network connects to other networks and data centers. NetEnforcer includes the NetXplorer management software and can also be managed by other vendor management applications through an interface that integrates with the end-customer’s operating environment. These applications include policy servers, provisioning systems, customer care and billing applications.

Our traffic management devices are available in several different models to address the needs of a wide range of service providers and enterprises:

Series	Target Market	Operation Speeds	Subscribers(1)

NetEnforcer AC-400	Small to medium enterprise networks and service provider networks	Up to 200 Mbps	Up to 4,000
NetEnforcer AC-1400/ AC-3000	Carrier-class solutions used by large enterprise networks and medium and large service provider networks	Up to 2 Gbps and 8 Gbps, respectively	160,000
NetEnforcer AC-5000	Carrier-class solutions used by medium and large service provider networks with 1G and 10GE networks	Up to 15 Gbps	400,000
NetEnforcer AC-10000	Carrier-class solutions used by medium and large service provider networks with 1G and 10GE networks	Up to 30 Gbps	Up to 800,000
Service Gateway – Omega/Sigma	Carrier-class solutions used by medium and large service provider networks	Up to 160 Gbps	Up to 2,000,000

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

  Value Added Services

     ServiceProtector

Our ServiceProtector ensures service continuity and guards network integrity against known and unknown threats. Through immediate identification of Denial of Service (DoS/DDoS) attacks, Zero Day attacks, worms, Zombies and botnets, the ServiceProtector enables fast, surgical mitigation by automatically blocking, limiting or isolating only the offending traffic while allowing legitimate traffic to flow. The ServiceProtector’s scalable, carrier-grade performance supports up to 10Gbps throughput and is compatible with 1 GE and 10 GE networks.

     MediaSwift

The solution synergizes our DPI and caching competences and is designed to save network costs to service providers and to enhance QoE to end users by caching and accelerating popular internet video. MediaSwift is offered as an external solution with our Service Gateway or as an integrated blade therein and it is also offered as a solution with other Allot platforms.

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

Customers

We have a global, diversified end-customer base consisting primarily of service providers and enterprises. Our direct customers are generally distributors, resellers, OEMs and system integrators, who we refer to as our channel partners. In 2010, we derived 60% of our revenues from Europe, the Middle East and Africa, 22% from Asia and Oceania and 18% from the Americas. We generally only have direct contact with end-customers in the case of larger projects, as smaller projects are driven by our channel partners. In 2010, we had a significant customer which accounted for 30% of our revenues.

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

Our sales staff’s direct contact with end-customers consists mainly of developing leads for our channel partners. A significant portion of our sales occur through our channel partners.

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

As of December 31, 2010, our sales and marketing staff, including product management and business development functions, consisted of 60 employees.

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

As of December 31, 2010, our technical staff consisted of 62 employees.

Research and Development

Our research and development activities take place in Israel and New Zealand. As of December 31, 2010, 95 of our employees were engaged primarily in research and development. We devote a significant amount of our resources towards research and development to introduce and continuously enhance products to support our growth strategy. We have assembled a core team of experienced engineers, many of whom are leaders in their particular field or discipline and have technical degrees from top universities and experience working for leading Israeli networking companies. These engineers are involved in advancing our core technologies, as well as in applying these core technologies to our product development activities. Our research and development efforts have benefited from royalty-bearing grants from the Office of the Chief Scientist. The State of Israel does not own any proprietary rights in technology developed with the Office of the Chief Scientist funding and there is no restriction related to the Office of the Chief Scientist on the export of products manufactured using technology developed with Office of the Chief Scientist funding. For a description of restrictions on the transfer of the technology and with respect to manufacturing rights, please see “ITEM 3: Key Information—Risk Factors—The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to comply with such restrictions or these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.”

Manufacturing

We subcontract the manufacture and repair of our Service Gateway platforms and our NetEnforcer products to Flextronics (Israel) Ltd., a subsidiary of Flextronics, a global electronics manufacturing services company. This strategy enables us to reduce our fixed costs, focus on our core research and development competencies and provide flexibility in meeting market demand. Flextronics (Israel) are contractually obligated to provide us with manufacturing services based on agreed specifications, including manufacturing, assembling, testing, packaging and procuring the raw materials for our devices. We are not required to provide any minimum orders. Our agreement with Flextronics (Israel) is automatically renewed annually for additional one-year terms. Flextronics (Israel) may terminate our agreement with them at any time during the term upon 180 days prior notice. We retain the right to procure independently any of the components used in our products. Flextronics (Israel) has a U.S. affiliate to which it can, with the prior consent of the Office of the Chief Scientist, transfer manufacturing of our products if necessary, in which event we may be required to pay increased royalties to the Office of the Chief Scientist. We expect that it would take approximately six months to transition manufacturing of our products to an alternate manufacturer.

We design and develop internally a number of the key components for our products, including printed circuit boards and software. Some of our product’s hardware components are obtained from single or limited sources. Since our products have been designed to incorporate these specific components, any change in these components due to an interruption in supply or our inability to obtain such components on a timely basis would require engineering changes to our products before we could incorporate substitute components. In particular, we purchase the central processing unit for our Service Gateway platforms and for our NetEnforcer products from NetLogic Microsystems, Inc. We carry approximately three to six months of inventory of key components. We also work closely with our suppliers to monitor the end-of-life of the product cycle for integral components, and believe that in the event that they announce end of life, we will be able to increase our inventory to allow enough time for replacing such components. The agreements with our suppliers do not contain any minimum purchase or supply commitments. Product testing and quality assurance is performed by our contract manufacturer using tests and automated testing equipment and according to controlled test documentation we specify. We also use inspection testing and statistical process controls to assure the quality and reliability of our products.

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

As of December 31, 2010, we had two U.S. patents and three pending patent applications in the United States. We expect to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

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

D.           Property, Plants and Equipment

Our principal administrative and research and development activities are located in a 43,895 square foot (4,078 square meter) facility in Hod-Hasharon, Israel. The lease for this facility commenced in July 2006 and will expire in July 2013.

We also lease a 5,862 square foot (545 square meter) facility in Woburn, MA, for the purposes of our U.S. sales and marketing operations pursuant to a lease that expires in August 2014. We lease other smaller facilities for the purpose of our development, sales and marketing and support activities in France, the United Kingdom, Italy, Germany, Singapore, Spain, China, Japan and New Zealand.

ITEM 4A: Unresolved Staff Comments

Not applicable.

ITEM 5: Operating and Financial Review and Prospects

A.           Operating Results

Overview

We are a leading provider of intelligent IP service optimization solutions for DSL, wireless and mobile broadband carriers, cable operator service providers and enterprises. Our portfolio of hardware platforms and software applications use advanced DPI technology to transform broadband pipes into smart networks that can rapidly and efficiently manage data over mobile and wireline networks and deploy value-added Internet services. End-customers use our solutions to create sophisticated policies to monitor network applications, enforce quality of service policies that guarantee mission-critical application performance, mitigate security risks and leverage network infrastructure investments. Our carrier-class products are used by service providers to offer subscriber-based and application-based tiered services that enable them to optimize their service offerings, reduce churn rates and increase ARPU. We market and sell our products through a variety of channels, including direct sales and through our channel partners, which include distributors, resellers, OEMs and system integrators. End customers of our products include carriers, mobile operators, cable operators, wireless, wireline and satellite Internet service providers, educational institutions, governments and enterprises.

There has been a rapid proliferation of broadband networks in recent years, which has been largely driven by demand from users for faster and more reliable access to the Internet and by the proliferation in the number and complexity of broadband applications. The Internet, which was designed originally to support web surfing and e-mail applications, now supports numerous advanced services, such as interactive gaming and video conferencing. In addition, there has been an exponential increase in over-the-top Internet services, such as VoIP and video streaming. These and other bandwidth-heavy applications are driving large service providers to explore ways to efficiently manage bandwidth resources. As a result, a number of these service providers are considering deploying intelligent IP service optimization solutions in their networks. We believe that large service providers, as well as cable and mobile operators, present a significant market opportunity and are an important element of our long-term strategy.

In 2010, the primary driver of our growth was the mobile market, which was highlighted by our ongoing relationship with a global Tier 1 mobile operator group. Revenues from this customer in 2010 accounted for 30% of our total revenues.

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

We recognize revenues from product sales when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with respect to implementation remain, the fee is fixed or determinable and collection is probable. We grant a one-year hardware and software warranty on all of our products and record a liability at the time the product’s revenue is recognized. We estimate the liability of possible warranty claims based on our historical experience. Warranty claims have to date been immaterial to our results of operations. Maintenance and support revenues are recognized on a straight-line basis over the term of the applicable maintenance and support agreement. See “—Critical Accounting Policies and Estimates—Revenue Recognition” below.

Customer concentration.  We derived 30% and 15% of our total revenues in 2010 and 2009, respectively, from one global Tier 1 mobile operator group. In 2008, no single customer accounted for 10% or more of our revenues. The increase in 2010 is primarily attributable to deployment of our products in additional sites of the Tier 1 mobile operator group.

Geographical breakdown.  The following table sets forth the geographic breakdown of our revenues by percentage for the periods indicated:

	Year Ended December 31,
	2008	2009	2010

United States	21%	15%	14%
Europe	33	45	53
Asia and Oceania	30	26	22
Middle East and Africa	7	7	7
Americas (excluding United States)	9	7	4

Total	100%	100%	100%

   Cost of revenues and gross margins

Our products’ cost of revenues consists primarily of costs of materials, manufacturing services and overhead, warehousing, product testing and royalties paid primarily to the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Office of the Chief Scientist. Our services’ cost of revenues consists primarily of salaries and related personnel costs for our customer support staff as well as the royalty payments mentioned above. We expect cost of revenues to increase as a result of an increase in our product and service revenues, an increase in sales of our higher end products, primarily our Service Gateway platforms, and sales of extended service suites to large customers that we expect will require additional personnel hiring and other operational expenditures related to such sales. Such increases may be partially offset by increased sales of our network management application suites as their related cost of revenues is generally lower. As a result, our gross margins as a percentage of revenues may decrease in the future.

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

Sales and marketing.  Our sales and marketing expenses consist primarily of salaries and related personnel costs, travel expenses, costs associated with promotional activities such as public relations, conventions and exhibitions, rental expenses, depreciation and commissions paid to third parties. We intend to continue our activities to target the service provider market, and therefore we expect that sales and marketing expenses will increase on an absolute basis in the future as we hire additional sales, marketing and presale support personnel to continue to promote our brand, establish new marketing channels and expand our presence worldwide.

General and administrative.  Our general and administrative expenses consist of salaries and related personnel costs, rental expenses, costs for professional services and depreciation. We expect these expenses to increase on an absolute basis as we hire additional personnel and incur additional costs related to the growth of our business as we increase our global presence. General and administrative expenses also include costs associated with corporate governance, tax compliance, compliance with the rules implemented by the U.S. Securities and Exchange Commission, NASDAQ and the Tel-Aviv Stock Exchange and premiums for our director and officer liability insurance.

   Financial expenses, net

Financial expenses, net consists primarily of interest earned on our cash balances and other financial investments, foreign currency exchange gains or losses, gains or losses resulting from the sale of marketable securities and bank fees.

As of December 31, 2010, we held $15.5 million in available for sale marketable securities. The increase in financial and other expenses, net in 2010 compared to 2009 is primarily attributable to the realization of $5.5 million of unrealized losses that were recorded as a separate component in equity and resulted from a net impairment related to auction-rate securities, or ARS, recorded in previous periods that were sold during 2010 and an additional loss recorded to the same ARS in the amount of $2.2 million related to the sale thereof in 2010.

In addition, financial and other expenses, net, may fluctuate due to foreign currency exchange gains or losses, as well as interest rate changes. See “—Factors Affecting Our Performance”.

   Approved and Privileged Enterprise

Our facilities in Hod-Hasharon, Israel have been granted Approved Enterprise status under the Encouragement of Capital Investments Law, 1959 and enjoy certain tax benefits under this program. We expect to utilize these tax benefits after we utilize our net operating loss carryforwards. As of December 31, 2010, our net operating loss carryforwards for Israeli tax purposes totaled approximately $43.0 million. Income derived from other sources, other than through our “Approved Enterprise” status, during the benefit period will be subject to the regular corporate tax rate.

   Government Grants

Our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist under our approved plans in accordance with the Israeli Law for Encouragement of Research and Development in the Industry, 1984, or the Research and Development Law. Through December 31, 2010, we had received approval and recorded in our books grants totaling $22.0 million from the Office of the Chief Scientist, including $4.1 million attributed to NetReality products. Under Israeli law and the approved plans, royalties on the revenues derived from sales of all of our products are payable to the Israeli government, at the rate of 3.5%, up to the amount of the received grants as adjusted for fluctuation in the U.S. dollar/shekel exchange rate. The amounts received after January 1, 1999 bear interest at the twelve-month LIBOR as at the beginning of the year in which a grant is approved. Our obligation to pay these royalties is contingent upon actual consolidated sales of our products and no payment is required if no sales are made. As of December 31, 2010, we had an outstanding contingent obligation to pay royalties in the amount of $11.7 million.

The government of the State of Israel does not own proprietary rights in knowledge developed using its funding, and there is no restriction related to such funding on the export of products manufactured using such know-how. The know-how should belong solely to the company receiving the benefits, and consequently we must ensure that our engagements with third parties involved in development intellectual property related to such plans clearly provide for our ownership of the developed intellectual property. In addition, the know-how is subject to other legal restrictions, including an obligation to manufacture the product based on the know-how in Israel and to obtain the Office of the Chief Scientist’s consent to transfer the know-how to a third party, whether inside or outside Israel. These restrictions may impair our ability to outsource manufacturing, enter into agreements with customers requiring ownership of work-product developed based on their specific request or enter into similar arrangements for those products or technologies, and such restrictions continue to apply even after we have paid the full amount of royalties payable for the grants.

If the Office of the Chief Scientist consents to the manufacture of the products outside of Israel, the regulations allow the Office of the Chief Scientist to require the payment of increased royalties, ranging from 120% to 300% of the amount of the grant plus interest, depending on the percentage of foreign manufacturing. If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of such products will increase by 1% over the regular rates. If the manufacturing, marketing and distribution are carried out outside of Israel, the rate of royalties payable by us on those revenues will be calculated in accordance with the proportion between the grant received and the grant plus the amount of our own investments in the research and development of such technology. The Research and Development Law further permits the Office of the Chief Scientist, among other things, to approve the transfer of manufacturing or manufacturing rights outside of Israel in exchange for an import of certain manufacturing or manufacturing rights into Israel as a substitute in lieu of the increased royalties.

The Research and Development Law provides that the consent of the Office of the Chief Scientist for the transfer outside of Israel of know-how derived from an approved plan may only be granted under special circumstances and subject to the fulfillment of certain conditions specified in the Research and Development Law as follows: (a) the grant recipient pays to the Office of the Chief Scientist an amount based on the scope of the support received, the royalties that were paid by the company, the amount of time that has elapsed since the date on which the grants were received, and the sale price (according to certain formulas, which were amended and may be further amended in the future), except if the grantee receives from the transferee of the know-how an exclusive, irrevocable, perpetual unlimited license to fully utilize the know-how and all related rights; (b) the grant recipient receives know-how from a third party in exchange for its Office of the Chief Scientist funded know-how; or (c) such transfer of any Office of the Chief Scientist funded know-how arises in connection with certain types of cooperation in research and development activities.

Factors Affecting Our Performance

Our business, financial position and results of operations, as well as the period-to-period comparability of our financial results, are significantly affected by a number of factors, some of which are beyond our control, including:

Customer concentration. We derived 30% of our total revenues in 2010 from one global Tier 1 mobile operator group. While we have some visibility into the likely scope of the customer’s projects, our relationship is conducted solely on a purchase order basis and we do not have any commitment for future purchase orders from this customer.  The loss of such significant customer could harm our results of operations and financial condition.

Size of end-customers and sales cycles.  We have a global, diversified end-customer base consisting primarily of service providers and enterprises. The deployment of our products by small and midsize enterprises and service providers can be completed relatively quickly with a limited number of NetEnforcer and/or Service Gateway systems compared to the number required by large service providers. In 2010, we have increased the portion of our sales to large service providers. Large service providers take longer to plan the integration of our solutions into their existing networks and to set goals for the implementation of the technology. Sales to large service providers are therefore more complicated as they involve a relatively larger number of network elements and solutions, as well as NetEnforcer and/or Service Gateway systems. We are seeking to achieve further significant customer wins in the large service provider market that would positively impact our future performance. The longer sales cycles associated with the increased sales to large service providers of our platforms may increase the unpredictability of the timing of our sales and may cause our quarterly and annual operating results to fluctuate if a significant customer delays its purchasing decision and/or defers an order. Furthermore, longer sales cycles may result in delays from the time we increase our operating expenses and make investments in inventory to the time that we generate revenue from related product sales.

Average selling prices.  Our performance is affected by the selling prices of our products. We price our products based on several factors, including manufacturing costs, the stage of the product’s life cycle, competition, technical complexity of the product, discounts given to channel partners in certain territories, customization and other special considerations in connection with larger projects. We typically are able to charge the highest price for a product when it is first introduced to the market. The average selling prices for our products decrease over the product’s life cycle as our competitors introduce new products. In order to maintain or increase our current prices, we expect that we will need to enhance the functionality of our existing products by offering higher system speeds, additional value-added services and features, such as additional security functions, supporting additional applications and providing enhanced reporting tools. We also from time to time introduce enhanced products, typically higher-end models that include new architecture and design and new capabilities. Such enhanced products typically increase our average selling price. To further offset such declines, we sell maintenance and support programs for our products, and as our customer base and number of field installations grow, our related service revenues are expected to increase.

Cost of revenues and cost reductions.  Our cost of revenues as a percentage of total revenues was 26.1% for 2008, 28.3% for 2009 and 28.1% for 2010. Our products use off-the-shelf components and typically the prices of such components decline over time. However, the introduction and sale of new or enhanced products and services may result in an increase in our cost of revenues. We make a continuous effort to identify cheaper components of comparable performance and quality. We also seek improvements in engineering and manufacturing efficiency that will reduce costs. Since our cost of revenues also include royalties paid to the Office of the Chief Scientist, our cost of sales may be impacted positively or negatively by the Israeli government changing the royalty rate. Our products incorporate features that require the payment of royalties to third parties. In addition, new products usually have higher costs during the initial introduction period. We generally expect such costs to decline as the product matures and sales volume increases. The introduction of new products may also involve a significant decrease in demand for older products. Such a decrease may result in a devaluation or write-off of such older products and their respective components. In 2010, we recorded a write-off of $1.1 million of inventory to our cost of revenues for products and components. The growth of our customer base is usually coupled with increased service revenues primarily resulting from increased maintenance and support. In addition, the growth of our installed base with large service providers may result in increased demand for professional services, such as training and installation services. An increase in demand for such services may require us to hire additional personnel and incur other expenditures. However, these additional expenses, handled efficiently, may be utilized to further support the growth of our customer base and increase service revenues.

Currency exposure. A majority of our revenues and a substantial portion of our expenses are denominated in the U.S. dollar. However, a significant portion of the expenses associated with our global operations, including personnel and facilities-related expenses, are incurred in currencies other than the U.S. dollar. This is the case primarily in Israel and to a lesser extent in other countries in Europe and Asia. Consequently, a decrease in the value of the U.S. dollar relative to local currencies will increase the dollar cost of our operations in these countries. A relative decrease in the value of the U.S. dollar would be partially offset to the extent that we generate revenues in such currencies. In order to partially mitigate this exposure we have decided in the past and may decide from time to time in the future to enter into hedging transactions. We may discontinue hedging activities at any time. As such decisions involve substantial judgment and assessments primarily regarding future trends in foreign exchange markets, which are very volatile, as well as our future level and timing of cash flows of these currencies, we cannot provide any assurance that such hedging transactions will not affect our results of operations when they are realized. See Note 6 to our consolidated financial statements included elsewhere in this annual report for further information.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, or U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty and actual results may differ. Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this annual report. Certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in our industry, information provided by our customers and information available from other outside sources, as appropriate. With respect to our policies on revenue recognition and warranty costs, our historical experience is based principally on our operations since we commenced selling our products in 1998. Our estimates are primarily guided by observing the following critical accounting policies:

•	Revenue recognition
•	Allowance for doubtful accounts
•	Accounting for stock-based compensation
•	Inventories
•	Marketable Securities
•	Impairment of goodwill and long lived assets
•	Contingencies

Since each of the accounting policies listed above require certain judgments and the use of estimates, actual results may differ from our estimations and as a result would increase or decrease our future revenues and net income.

Revenue Recognition.  We generate revenues primarily from the sale of hardware and software products and from the provision of maintenance and support services. We sell our products primarily through resellers, distributors, OEMs, system integrators and value-added resellers, all of whom are considered end-customers from our perspective. We recognize revenues from sales of our products in accordance with the Accounting Standards Codification No. 985-605. When an arrangement does not require significant production, modification or customization of software or does not contain services considered to be essential to the functionality of the software, revenue is recognized when the following four criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collection is probable.

Many of our product sales include multiple elements. Such elements typically include several or all of the following: hardware, software licenses, hardware and software maintenance, technical support and training services. For multiple-element arrangements that do not involve significant modification or customization of the software and do not involve services that are considered essential to the functionality of the software, we use the residual method to allocate value to each element when sufficient specific objective evidence exists for all undelivered elements, but does not exist for the delivered element, typically the hardware appliance and software license. Under the residual method, each undelivered element is allocated with a value based on vendor-specific objective evidence of fair value for that element and the remainder of the total arrangement fee is allocated to the delivered element(s).

Maintenance and support revenue, including any portion deferred from multiple element arrangements based on the principles mentioned above, are recognized on a straight-line basis over the term of the applicable maintenance and support agreement.

We provide a provision for sales incentives, product returns and stock rotation based on the specific arrangements, if any, and our experience with historical sales returns, stock rotations and other known factors, in accordance with Accounting Standards Codification No. 605, “Revenue Recognition When Right of Return Exists” (“ASC No. 605”), at the time the related revenue is recognized.

We grant a one-year hardware and software warranty on all of our products. We estimate the costs that may be incurred under our warranty arrangements and record a liability in the amount of such costs at the time product revenue is recognized. We periodically assess the adequacy of the recorded warranty liabilities and adjust the amounts as necessary.

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

Accounting for Stock-Based Compensation. We account for stock-based compensation in accordance with Accounting Standards Codification No. 718 (“ASC No. 718”). ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statement of operations. We recognize compensation expense for the value of awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of the grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We applies ASC No. 718 and Accounting Standards Codification No. 505-50, “Equity-Based Payments to Non-Employees” (“ASC No. 505-50”) with respect to options issued to non-employees. Accordingly, option valuation models measure the fair value of the options at the measurement date as defined in ASC No. 505-50.

We recognize compensation expenses for the value of awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of the grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

In connection with the grant of options, we recorded total stock-based compensation expense of $1.7 million in 2008, $2.3 million in 2009 and $2.0 million in 2010. In 2010, $0.1 million, $0.3 million, $0.9 million and $0.7 million of our stock-based compensation expense resulted from cost of revenue, research and development expenses, sales and marketing expenses and general and administrative expenses, respectively, based on the department in which the recipient of the option grant was employed. As of December 31, 2010, we had an aggregate of $3.5 million of deferred unrecognized stock-based compensation remaining to be recognized. We estimate that this deferred unrecognized stock-based compensation balance will be amortized as follows: $1.6 million in 2011, $1.0 million in 2012 and $0.9 million in 2013 and thereafter.

Inventories.  We value our inventories at the lower of cost or estimated market value. Cost is determined based on the First In, First Out (“FIFO”) cost method for raw materials and out-of-pocket manufacturing costs. Indirect costs are allocated on an average basis. We estimate market value based on our current pricing, market conditions and specific customer information. We write off inventory for slow-moving items or technological obsolescence. We also assess our inventories for obsolescence based upon assumptions about future demand and market conditions. Actual future results may differ from our assessments and result in further devaluations or write-downs that will affect our future results of operations. Once inventory is written off, a new cost basis for these assets is established for future periods. Inventory write offs totaled $0.2 million in 2008, $0.8 million in 2009 and $1.1 million in 2010.

Marketable securities. We account for our investments in marketable securities using Accounting Standards Codification No. 320, “Investments – Debt and Equity Securities” (“ASC No. 320”).

We determine the appropriate classification of marketable securities at the time of purchase and evaluate such designation as of each balance sheet date. We classify all of our marketable securities as available for sale. Available for sale securities are carried at fair value, with unrealized gains and losses reported in “accumulated other comprehensive income (loss)” in shareholders’ equity. Realized gains and losses on sales of investments are included in earnings and are derived using the specific identification method for determining the cost of securities. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in financial income, net, if any.

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

In April 2009, we adopted the Financial Accounting Standards Board’s updated guidance relating to investments and debt securities, which amends the other-than-temporary impairment ("OTTI") guidance in U.S. GAAP. Under the updated guidance, if other-than-temporary impairment occurs, and it is more likely than not that we will not sell the investment or debt security before the recovery of its amortized cost basis, then the other-than-temporary impairment is separated into (a) the amount representing the credit loss and (b) the amount related to all other factors. The amount of the total other-than-temporary impairment related to credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to other factors is recognized in accumulated other comprehensive income. As a result of the adoption of this updated accounting guidance, we recorded a cumulative effect adjustment of $7.7 million to reclassify the non-credit component of previously recognized impairments from accumulated deficit to accumulated other comprehensive income (loss). See Note 4 to our consolidated financial statements included elsewhere in this annual report for further information.

During 2010, we sold our entire ARS portfolio, reclassified the loss recorded in accordance with ASC No. 320 in accumulated other comprehensive loss in the amount of $5.5 million to financing expenses net and recognized an additional loss of $2.2 million.

As of December 31, 2010, we held available for sale marketable securities of $15.5 million. As of December 31, 2010, the unrealized loss recorded to other comprehensive income was immaterial.

Impairment of Goodwill and Long Lived Assets. Goodwill represents the excess of the purchase price over the fair value of net assets of purchased businesses and is recorded as goodwill. Under Accounting Statement Codification No. 350, “Goodwill and Other Intangible Assets” (“ASC No. 350”), goodwill and intangible assets deemed to have indefinite lives are tested for impairment annually, or more often if there are indicators of impairment present.

We perform our annual impairment analysis of goodwill as of December 31 of each year, or more often as applicable. The provisions of ASC No. 350 require that a two-step impairment test be performed on goodwill at the level of the reporting units. In the first step we compare the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and we are not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then we must perform the second step of the impairment test in order to determine the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference. If and when we are required to perform a second-step analysis, the determination of the fair value of our net assets and off-balance sheet intangibles would require us to make judgments that involve the use of significant estimates and assumptions.

We believe that our business activity and management structure meet the criterion of being a single reporting unit for accounting purposes.

Our long lived assets consist primarily of property and equipment and other intangible assets. Our long lived assets are amortized using the straight-line basis over their estimated useful lives. The carrying amount of these assets to be held and used is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. As this test requires considerable judgment and estimation of future cash flows, changes in these estimations may affect our results of operations significantly. Based on the impairment test performed as of December 31, 2010, no impairment was identified.

Contingencies. From time to time, we are a defendant or plaintiff in various legal actions, which arise in the normal course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies, if any, which would impact our results of operations, is made after considered analysis of each individual action together with our legal advisors. The required reserves may change in the future due to new developments in each matter or changes in circumstances and estimations. A change in the required reserves would impact our results of operations in the period the change is made.

Recent Accounting Pronouncements

In September 2009, the FASB reached a consensus on Accounting Standards Update 2009-13, Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements(“ ASU 2009-13”) and Accounting Standards Update 2009-14, Software (Topic 985) — Certain Revenue Arrangements That Include Software Elements (“ASU 2009-14”). ASU 2009-13 modifies the requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered. ASU 2009-13 establishes a selling price hierarchy that allows for the use of an estimated selling price to determine the allocation of arrangement consideration to a deliverable in a multiple element arrangement where neither VSOE nor third-party evidence, or TPE, is available for that deliverable. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities are required to estimate the selling prices of those elements. Overall arrangement consideration is allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. The residual method of allocating arrangement consideration has been eliminated.

The amendments in ASU 2009-13 and ASU 2009-14 are effective for fiscal years, and interim periods within those years, beginning of their first fiscal year beginning on or after June 15, 2010. Entities may elect to adopt this amendment through either prospective application for revenue arrangements entered into, or materially modified, after the effective date or through retrospective application to all revenue arrangements for all periods presented. Early adoption is permitted;

ASU 2009-14 modifies the software revenue recognition guidance to exclude from its scope tangible products that contain both software and non-software components that function together to deliver a product’s essential functionality.  However, an entity must select the same transition method and same period for the adoption of both ASU 2009-13 and ASU 2009-14.

We adopted ASU 2009-13 and ASU 2009-14 as of January 1, 2011. Therefore, we will not account for our products sales following the adoption of ASU 2009-14 in accordance with ASC No. 985-605. We expect that the adoption of ASU 2009-13 and ASU 2009-14 will not have a material impact on our consolidated results of operations and financial condition.

We may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented.

Results of Operations

The following table sets forth our statements of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
Revenues:
Products	73.1%	71.0%	71.7%
Services	26.9	29.0	28.3
Total revenues	100.0	100.0	100.0
Cost of revenues:
Products	22.1	24.2	24.6
Services	4.0	4.2	3.5
Total cost of revenues	26.1	28.4	28.1
Gross profit	73.9	71.6	71.9
Operating expenses:
Research and development, net	32.2	22.1	19.8
Sales and marketing	53.3	48.9	38.7
General and administrative	16.6	13.3	9.6
In process research and development	0.7	-	-
Total operating expenses	102.8	84.3	68.1
Operating profit ( loss)	(28.9)	(12.7)	3.8
Financing and other expenses, net	(14.9)	(5.5)	(13.8)
Loss before income tax expense	(43.9)	(18.2)	(10.0)
Income tax expense	0.6	0.1	0.1
Net loss	(44.5)%	(18.3)%	(10.1)%

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

   Revenues

Products.  Product revenues increased by $11.3 million, or 38%, to $40.9 million in 2010 from $29.6 million in 2009.  The increase is primarily attributable to increased sales of our high-end products, primarily the Service Gateway platforms, driven by orders placed by a global Tier 1 mobile operator group. The increase in 2010 is primarily attributable to deployment of our products in additional sites of the Tier 1 mobile operator group.

Services.  Services revenues increased by $4.0 million, or 33%, to $16.1 million in 2010 from $12.1 million in 2009. The increase in services revenues is primarily attributable to an increase in our installed base in 2010.

Product revenues comprised 71.7% of our total revenues in 2010, an increase of 0.7% compared to 2009 while services revenues’ portion of total revenues decreased by a similar percentage.

During 2010, revenues in Europe increased by $11.7 million, or 62%, compared to 2009, which was primarily attributable to orders placed by the global Tier 1 mobile operator group. Revenues in the Americas increased by $1.2 million, or 13%, in 2010 compared to 2009, and revenues in Asia and Oceania increased by $1.5 million, or 13%, in 2010 compared to 2009. Revenues in the Middle East and Africa increased by $0.9 million, or 30%, compared to 2009.

   Cost of revenues and gross margin

Products.  Products cost of revenues increased by $3.9 million, or 39%, to $14 million in 2010 from $10.1 million in 2009. This increase is consistent with the increase in product revenues. Product gross margin slightly decreased to 65.7% in 2010 from 65.9% in 2009.

Services.  Services cost of revenues increased by $0.3 million, or 18%, to $2.0 million in 2010 from $1.7 million in 2009.  This increase is primarily attributable to higher support personnel expenses associated with deployment of our products with large service providers. Services gross margin increased to 87.8 % in 2010 from 85.7% in 2009.

Total gross margin increased marginally to 71.9% in 2010 from 71.6% in 2009. This increase is primarily attributable to the increase in services gross margin as described above.

   Operating expenses

Research and development. Gross research and development expenses increased by $2.3 million, or 20%, to $14.0 million in 2010 from $11.7 million in 2009. This increase is primarily attributable to an increase in salaries and labor costs of approximately $1.5 million, which principally resulted from a minor increase in head count, an increase in accrued bonuses and the devaluation of the U.S. dollar relative to the shekel. In addition, costs of materials and contractors increased by $0.5 million and depreciation and other overhead expenses increased by $0.3 million.

Research and development expenses, net of received and accrued grants from the Office of the Chief Scientist, increased by $2.0 million, or 22%, to $11.3 million in 2010 from $9.3 million in 2009. Grants received from the Office of the Chief Scientist totaled $2.8 million in 2010 compared to $2.4 million in 2009. The increase in grants received is attributable to an increase in the approved grants from the Office of the Chief Scientist, and the devaluation of the U.S. dollar relative to the shekel. Research and development expenses, net, as a percentage of revenues decreased to 20% in 2010 from 22% in 2009.

Sales and marketing.  Sales and marketing expenses increased by $1.6 million, or 8%, to $22.0 million in 2010 from $20.4 million in 2009. This increase is primarily attributable to increased salaries of approximately $0.9 million, resulted from increased head count, an increase in accrued bonuses and the devaluation of the U.S. dollar relative to the shekel. Commission expenses increased by approximately $0.9 million resulting from increased sales, and other overhead expenses increased by $0.3 million. The increase of the expenses was partially offset by a decrease in depreciation expenses that resulted from a write-off of old demonstration units of $0.4 million in 2009.

Sales and marketing expenses, as a percentage of total revenues decreased to 39% in 2010 from 49% in 2009.

General and administrative. General and administrative expenses in 2010 were $5.5 million, the same level as in 2009. Increased accrued bonuses of $0.2 million and minor increases in salaries resulted mainly from the devaluation of the U.S. dollar relative to the shekel, and a slight increase in professional services were offset by a decrease in stock-based compensation expenses.

General and administrative expenses as a percentage of revenues decreased to 10% in 2010 from 13% in 2009.

Financial and other expenses, net. Financial and other expenses, net increased to $7.9 million in 2010 from $2.3 million in 2009. The increase in financial and other expenses, net is primarily attributable to a loss in the amount of $4.7 million related to our investment in ARS a decrease in interest received on cash balances and marketable securities of $0.4 million, which was primarily attributable to the decline in interest rates in 2010 and an increase of $0.8 million in foreign currency transactions and other related financial expenses.

Income tax expense. Income tax expense in 2010 was $0.1 million, the same level as in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

   Revenues

Products.  Products revenues increased by $2.5 million, or 9%, to $29.6 million in 2009 from $27.1 million in 2008.  The increase is primarily attributable to increased sales of our high-end products, primarily the Service Gateway platforms, driven by the agreement we signed with a global Tier 1 mobile operator group. This increase was partially offset by a decrease in sales of our low-end products.

Services.  Services revenues increased by $2.1 million, or 21.3%, to $12.1 million in 2009 from $10.0 million in 2008. The increase in services revenues is primarily attributable to an increase in our installed base.

Products revenues comprised 71% of our total revenues in 2009a decrease of 2.1% compared to 2008, while services revenues increased by a similar percentage.

During 2009, revenues in Europe increased by $6.5 million, or 53%, compared to 2008, which was primarily attributable to an agreement signed with a global Tier 1 mobile operator group. Revenues in the Americas decreased by $1.9 million, or 17%, compared to 2008. Revenues in Asia and Oceania decreased by $0.2 million, or 2%, compared to 2008. Revenues in the Middle East and Africa increased by $0.2 million, or 9%, compared to 2008.

   Cost of revenues and gross margin

Products.  Products cost of revenues increased by $1.9 million, or 23%, to $10.0 million in 2009 from $8.2 million in 2008. This increase is consistent with the increase in product revenues. Product gross margin decreased to 65.9% in 2009 from 69.7% in 2008. This decrease is primarily attributable to higher sales volume of our high-end products, which require higher material and labor costs as well as an increased inventory write-off, of which $0.5 million is attributable to the introduction of new products in 2009.

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

   Operating expenses

Research and development.

Gross research and development expenses decreased by $2.9 million, or 19.8%, to $11.7 million in 2009 from $14.6 million in 2008. This decrease is primarily attributable to a decrease in salaries and labor costs of approximately $2.7 million, which principally resulted from efficiency measures taken by management, consisting primarily of a salary reduction and certain reductions in the work force at the beginning of the year, as well as appreciation of the U.S. dollar relative to the shekel and decrease of $0.2 million in maintenance car expenses, which resulted from a reduction in car leasing.

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

Sales and marketing.  Sales and marketing expenses increased by $0.6 million, or 3.2%, to $20.4 million in 2009 from $19.8 million in 2008. This increase is primarily attributable to increased commissions of approximately $0.5 million, increased stock-based compensation expenses of approximately $0.3 million, increased travel expenses of approximately $0.5 million, both resulting from increased sales. In addition, this is attributable to increased depreciation primarily related to a write-off of old demonstration units of approximately $0.4 million due to the introduction of new products, partially offset by $1.1 million attributable to decreases in salaries and related expenses, primarily related to salary reductions, appreciation of the U.S. dollar relative to the shekel and a decrease in the average level of employees compared to 2008.

Sales and marketing expenses, as a percentage of revenues decreased to 48.9% in 2009 from 53.3% in 2008.

General and administrative. General and administrative expenses decreased by $0.7 million, or 10.3%, to $5.5 million in 2009 from $6.2 million in 2008. This decrease is primarily attributable to a decrease of approximately $0.4 million in salaries and related expenses primarily due to salary reductions and an appreciation of the U.S. dollar relative to the shekel, a decrease of $0.1 million in insurance expenses and a decrease of variable overhead and personnel expenses of approximately $0.4 million, partially offset by an increase of $0.2 million in stock-based compensation expenses.

General and administrative expenses as a percentage of revenues decreased to 13.2% in 2009 from 16.6% in 2008.

Financial and other expenses, net. Financial and other expenses, net decreased by $3.2 million to $2.3 million in 2009 from $5.5 million in 2008. The decrease in financial and other expenses, net is primarily attributable to a decrease in net impairment charge of $4.7 million related to our investment in ARS and a decrease of $0.2 million in foreign currency transactions and other related financial expenses, partially offset by a decrease in interest received on cash balances and marketable securities of $1.7 million, primarily attributable to a decline in interest rates in 2009.

Income tax expense. Income tax expense was $0.1 million in 2009 compared to an income tax expense of $0.2 million in 2008. The decrease is primarily attributable to a decrease in our tax provisions in the United States.

B.           Liquidity and Capital Resources

As of December 31, 2010, we had $42.9 million in cash and cash equivalents, $15.5 million available for sale marketable securities, and $1.1 million in restricted cash and deposits. As of December 31, 2010, our working capital, which we calculate by subtracting our current liabilities from our current assets, was $59.8 million.

Based on our current business plan, we believe that our existing cash balances, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next twelve months. If our estimates of revenues, expense or capital or liquidity requirements change or are inaccurate and are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange additional debt financing. In addition, we may seek to sell additional equity or arrange debt financing to give us financial flexibility to pursue attractive acquisition or investment opportunities that may arise in the future.

Operating activities. During 2010, we generated $7.3 million in cash and cash equivalents from operating activities. Net cash provided by operating activities consisted of a loss of $7.7 million related to the sale of our ARS portfolio, depreciation and amortization of fixed and intangible assets of $2.7 million, stock-based compensation expenses of $2.0 million and an increase of $7.2 million in deferred revenues attributable to sales for which we received cash but the revenue recognition criteria has not been met. This was partially offset by a net loss of $5.8 million, an increase of $5.8 million in inventories, an increase of $1.5 million in other receivables and prepaid expenses and an increase in trade payable of $2.0 million.

Net cash used in operating activities in 2009 was $0.4 million. Net cash used in operating activities consisted of a net loss of $7.7 million, an increase of $0.7 million in inventories, an increase of $1.7 million in trade receivables, an increase of $0.2 million in accrued severance pay, net, an increase of $1.6 million in other receivables and a capital gain adjustment to our net loss of $0.1 million. This was partially offset by non-cash expenses primarily attributable to a $3.0 million impairment charge against ARS, depreciation and amortization of fixed and intangible assets, including a fixed assets write-off of $3.0 million and $2.3 million of stock-based compensation expense, as well as, changes in balance sheet items that included a decrease of $0.3 million in long-term deferred taxes, an increase of $0.7 million in deferred revenues and an increase of $2.3  million in trade and other payables.

Investing activities. Net cash used in investing activities in 2010 was $4.0 million, primarily attributable to the purchase of property and equipment of $2.3 million and an investment in available for sale marketable securities of $16.8 million. This was partially offset by the redemption and sale of marketable securities of $13.6 million, redemption of short-term deposits of $1.3 million and $0.2 million in proceeds from sales of property and equipment.

Net cash used in investing activities in 2009 was $3.7 million, primarily attributable to the purchase of property and equipment of $3.6 million and a $0.2 million increase in short-term bank deposits and restricted cash and deposits offset by $0.1 million in proceeds from the sale of property and equipment.

We expect that our capital expenditures will total approximately $2.3 million in 2011. We anticipate that these capital expenditures will be primarily related to further investments in lab equipment for research and development, as well as customer support and demo units.

Financing activities.  Net cash provided by financing activities in 2010 was $3.0 million, which was attributable to the issuance of shares through the exercise of stock options.

Net cash provided by financing activities in 2009 was $0.5 million, which was attributable to the issuance of shares through the exercise of stock options.

C.           Research and Development, Patents and Licenses

Our research and development activities take place in Israel and New Zealand. As of December 31, 2010, 95 of our employees were engaged primarily in research and development. We devote a significant amount of our resources towards research and development to introduce and continuously enhance products to support our growth strategy.

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

Total research and development expenses, before royalty bearing grants, were approximately $14.6 million, $11.7 million and $14.0 million in the years ended December 31, 2008, 2009 and 2010, respectively. Royalty bearing grants amounted to $2.7 million, $2.4 million and $2.8 million in 2008, 2009 and 2010, respectively.

D.           Trend Information

See “ITEM 5: Operating and Financial Review and Prospects” above.

E.           Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.           Contractual Obligations

The following table of our material contractual and other obligations known to us as of December 31, 2010, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1– 3 years	3-5 years	Over 5 years
	(in thousands of U.S. dollars)
Operating leases — offices(1)	$2,150	$848	$1,222	$80	$-
Operating leases — vehicles	663	369	294	-	-
Purchase obligations	3,.672	3,672	-	-	-
Accrued severance pay(2)	191	-	-	-	191
Other(3)	75	75	-	-	-
Total	$6,751	$4,964	$1,516	$80	$191
_____________________
(1)	Consists primarily of an operating lease for our facilities in Hod-Hasharon, Israel, as well as operating leases for facilities leased by our subsidiaries.
(2)
Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation if the employee voluntarily resigns. Of this amount, $0.2 million is unfunded.

(3)
Uncertain income tax position under FASB ASC No. 740-10, “Income Taxes,” (originally issued as FIN 48) is due upon settlement, and we are unable to reasonably estimate the ultimate amount or timing of settlement.  See Note 14 to our consolidated financial statements included elsewhere in this annual report for further information regarding our liability under ASC No. 740-10.

ITEM 6: Directors, Senior Management and Employees

A.           Directors and Senior Management

Our directors and executive officers, their ages and positions as of June 1, 2011, are as follows:

Name	Age	Position
Directors
Shraga Katz	58	Chairman of the Board
Rami Hadar	47	Director, Chief Executive Officer and President
Dr. Eyal Kishon(1)(2)	51	Director
Nurit Benjamini(1)(2)	44	Director
Shai Saul(1)	49	Director
Steven D. Levy(2)	55	Director
Yigal Jacoby	50	Director

Executive Officers
Nachum Falek	40	Chief Financial Officer
Amir Hochbaum	51	Vice President — Research and Development
Anat Shenig	42	Vice President — Human Resources
Andrei Elefant	37	Vice President — Product Management and Marketing
Eli Cohen	43	Vice President — International Sales
Jay Klein	47	Vice President — Chief Technology Officer
Lior Moyal	40	Vice President — Business Development
Pini Gvili	45	Vice President — Operations
Ramy Moriah	55	Vice President — Customer Care and Information Technology
Vin Costello	53	Vice President and General Manager — The Americas
_______________________
(1)           Member of our compensation and nomination committee.
(2)           Member of our audit committee.

     Directors

Shraga Katz has served as the Chairman of our board of directors since 2008. Mr. Katz is a Venture Partner of Magma Venture Partners, a venture capital firm specializing in early-stage investments in communication, semiconductors, internet and media. Mr. Katz has over 30 years of experience in the technology sector and has specialized for over 20 years in the communications industry. In 1996, Mr. Katz founded Ceragon Networks Ltd. (NASDAQ: CRNT), a global provider of high capacity wireless networking solutions for mobile and fixed operators and private networks, and served as its President and CEO until mid-2005. Prior to founding Ceragon, Mr. Katz served in the Israeli Defense Forces for 17 years. Mr. Katz was head of the Electronic Research and Development Department of the Israeli Ministry of Defense. Mr. Katz is a two-time winner of the Israel Defense Award, Israel’s most prestigious recognition for research and development. Mr. Katz holds a B.Sc. from the Technion — Israel Institute of Technology and an M.B.A. from Tel Aviv University.

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

Nurit Benjamini has served as an outside director since 2007. Ms. Benjamini serves as the Chief Financial Officer of Wixpres Ltd., a company that allows anyone to create flash content anywhere on the web since May 2011. Previously, Ms. Benjamini has served as the Chief Financial Officer of CopperGate Communications Ltd., from 2007 to 2011. Prior to her position with CopperGate Communications, Ms. Benjamini served as the Chief Financial Officer of Compugen Ltd. (NASDAQ: CGEN) from 2000 to 2007. From 1998 to 2000, Ms. Benjamini served as the Chief Financial Officer of Phone-Or Ltd. Between 1993 and 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (formerly NASDAQ: ALDN). Ms. Benjamini holds a B.A. in Economics and Business and an M.B.A. in Finance, both from Bar Ilan University, Israel.

Shai Saul has served as a director since 2000. Mr. Saul is currently Managing General Partner of DFJ Tamir Fishman Ventures, which he co-founded in 1999. From 2000 to 2009, Mr. Saul acted as Chairman of the Board for CopperGate Communications Ltd. (acquired by Sigma Designs (NASDAQ: SIGM). During 2001, Mr. Saul acted as interim-Chief Executive Officer of CopperGate Communications. From 1994 to 1999, Mr. Saul acted as Executive Vice President for Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN, acquired by Vector /SafeNet), a leading provider of digital security solutions. From 1993 to 1994, Mr. Saul served as Chief Executive Officer of  cleantech vendor Ganot Ltd.  Mr. Saul also serves as member of the board of EZChip Semiconductor Ltd. (NASDAQ: EZCH), SuperFish Inc., Aniboom Ltd., Polls Boutique Ltd., Internet Fields Forever Ltd. Mr. Saul holds an LL.B. from Tel Aviv University.

Steven D. Levy has served as an outside director since 2007. Mr. Levy served as a Managing Director and Global Head of Communications Technology Research at Lehman Brothers from 1998 to 2005.  Before joining Lehman Brothers, Mr. Levy was a Director of Telecommunications Research at Salomon Brothers from 1997 to 1998, Managing Director and Head of the Communications Research Team at Oppenheimer & Co. from 1994 to 1997 and a senior communications analyst at Hambrecht & Quist from 1986 to 1994.  Mr. Levy has also served as a director of PCTEL, a broadband wireless technology company since January 2006.  Mr. Levy holds a B.Sc. in Materials Engineering and an M.B.A., both from the Rensselaer Polytechnic Institute.

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

  Executive Officers

Nachum Falek has served as Chief Financial Officer since 2010. Prior to joining Allot, Mr. Falek served from 2003 as the CFO of AudioCodes (NASDAQ: AUDC), a leading provider of Voice over IP (VoIP) technologies and Voice Network products.  From 2000 to 2003, Mr. Falek was the Director of Finance of AudioCodes.  Earlier in his career, Mr. Falek served as a Controller at ScanVec-Amiable Ltd., and as a Manager at Ernst & Young Israel.  Mr. Falek is a Certified Public Accountant (CPA) and holds a B.A. in Accounting and Economics from Haifa University and a M.B.A. from Tel Aviv University.

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

Lior Moyal has served as VP Business Development since 2009. Mr. Moyal is responsible for driving the company’s global business development strategy including developing partnerships with global system integrators, creating alliances with value added network and subscriber services partners, and recruiting and managing worldwide OEM partners. Prior to joining us, from 2008 to 2009, Mr. Moyal was VP of Business Development of AudioCodes (NASDAQ: AUDC). Previously, from 2005 to 2007, Mr. Moyal was AudioCodes’ VP of Marketing. Before that, from 2004 to 2005, Mr. Moyal was VP of Business Development at BridgeWave Communications. Prior to that, Mr. Moyal held variety of management positions in Orckit (NASDAQ: ORCT), including VP of Product Management and VP of Business Development.  Mr. Moyal holds a B.Sc. in Physics from the Hebrew University of Jerusalem and an M.B.A. from Tel Aviv University.

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

Vin Costello has served as our VP and General Manager – Americas since 2006. Mr. Costello began his career with NYNEX and rapidly rose through the ranks achieving the title of Vice President, Business Network Solutions and Vice President Global Sales. Mr. Costello founded and headed NYNEX Network Integration and upon the merger with Bell Atlantic, was named President and CEO of Bell Atlantic Network Integration.  Mr. Costello departed Verizon for an optical networking start-up where he served as VP of Sales and assisted Corvis Corporation, in their successful initial public offering.  Mr. Costello was subsequently named VP and General Manager of the Managed Storage Division after Corvis purchased Broadwing and reinvented itself as a service provider. Mr. Costello holds a B.Sc. in Computer Applications and Information Systems as well as Business Management (double major) from New York University and earned an M.Sc. in Telecommunications and Computing Management from Polytechnic University.

B.           Compensation of Officers and Directors

The aggregate compensation paid to or accrued on behalf of our directors and executive officers as a group during 2010 consisted of approximately $2.1 million in salary, fees, bonus, commissions and directors’ fees and approximately $0.4 in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers, expenses, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

We pay our chairman of the board of directors an annual fee of NIS 270,000 (approximately $77,000). We pay each of our directors, Shai Saul, Dr. Eyal Kishon and Yigal Jacoby, an annual fee of NIS 45,000 (approximately $13,000) and a per meeting attendance fee of NIS 3,750 (approximately $1,100). We pay each of our outside directors fees as required by the Companies Law. Each director also was granted upon his or her election and reelection options to purchase 15,000 of our ordinary shares, which vest on a quarterly basis over a period of three years.

During 2010, our officers and directors received, in the aggregate, options to purchase 375,500 ordinary shares under our equity based compensation plan. These options have a weighted average exercise price of approximately $5.04 and the options will expire ten years after the date the options were granted.

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

Under our articles of association our directors (other than the outside directors, whose appointment is required under the Companies Law; see “—Outside Directors”) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the outside directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. Shraga Katz who is a Class I director, will hold office until our annual meeting of shareholders to be held in 2013. Class II directors, consisting of Dr. Eyal Kishon and Shai Saul, will hold office until our annual meeting of shareholders to be held in 2011. Class III directors, consisting of Yigal Jacoby and Rami Hadar, will hold office until our annual meeting of shareholders to be held in 2012. The directors shall be elected by a vote of the holders of a majority of the voting power present and voting at that meeting. Each director, will hold office until the annual general meeting of our shareholders for the year in which his term expires and until his successor is elected and qualified, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he resigns or is removed from office as described below.

Under the Israeli Companies Law, a director (including an outside director) may be appointed to serve in a public company only if he or she has declared in writing that he or she has the required skills and the ability to dedicate the time required to serve as a director, in view of such company's requirements and scale, and that he or she was not convicted in a judgment of certain criminal and securities law offenses, was not determined by applicable court or pursuant to a ruling of an enforcement administrative committee appointed pursuant to the Israeli Securities Law as unqualified to serve as a director, and the relevant time period forbidding such appointment has not yet elapsed. Additionally, a director (including an outside director) may be appointed only provided that he or she is not restricted by any court or executive authority from serving as a director, was never declared incompetent by a court, and was either never declared bankrupt or was declared bankrupt but was later discharged by the court. A director that ceases to meet the statutory requirements for his or her appointment must immediately notify us of the same and his or her office will become vacated upon such notice.

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

Outside Directors

    Qualifications of Outside Directors

The Israeli Companies Law requires companies incorporated under the laws of the State of Israel with shares that have been offered to the public in or outside Israel to appoint at least two outside directors. Our outside directors are Ms. Benjamini and Mr. Levy.

A person may not serve as an outside director if he is a relative of the controlling shareholder, or if at the date of the person’s appointment or within the prior two years, the person, the person’s relatives, entities under the person’s control, any person or entity to whom such person is subordinated (whether directly or indirectly) or the person’s partners or employer, have or had any affiliation with us, with any person or entity which controls us at the time of such person’s appointment or their relatives, and if there is no controlling shareholder(s) or holder of 25% of the voting power of our shares, no affiliation to our chief executive officer, chairman of the board, holder of 5% of the voting power of our shares or the holder of the most senior financing position.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis or through control; and

•	service as an office holder.

The above affiliation includes also business and professional relationships, which are not on an on-going basis, other than negligible relationships. The term relative is defined as spouses, siblings, parents, grandparents or descendants of a person as well as descendants, siblings or parents of that person’s spouse, and the spouses of each of the foregoing.

The term office holder is defined as a general manager, chief business manager, deputy general manager, vice general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title, and a director or other manager directly subordinated to the general manager. Each person listed under “—Directors and Senior Management” is an office holder.

No person can serve as an outside director if the person’s position or other business create, or may create, a conflict of interests with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director. If at the time an outside director is appointed all current members of the board of directors, who are not controlling shareholders of the company or their relatives, are of the same gender, then that outside director must be of the other gender.

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

Until the lapse of two years from termination of office, neither a company nor its controlling shareholder (s) or a corporation controlled by the controlling shareholder(s) may provide any benefit, directly or indirectly, to an outside director, his or her spouse or child, including through the appointment of the outside director, his or her spouse or child to serve as an office holder and cannot employ or receive professional services for payment from that person, either directly or indirectly, through a company or other entity controlled by the controlling shareholder(s). The above limitation shall apply to other relatives of the outside director for a one-year period after termination of his or her office.

   Election of Outside Directors

Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•
the majority of shares voted at the meeting, including at least majority the shares of non-controlling shareholders and shareholders not having personal interest in the election of the outside director, voted at the meeting, excluding abstentions, vote in favor of the election of the outside director; or

•
the total number of shares of non-controlling shareholders and shareholders not having personal interest in the election of the outside director voted against the election of the outside director does not exceed two percent of the aggregate voting rights in the company.

The initial term of an outside director is three years and he or she may be reelected to additional terms of three years each by a majority vote at a shareholders’ meeting, subject to the conditions described above for election of outside directors. Reelection to each additional term beyond the first extension must comply with the following additional conditions: (1) the audit committee and, subsequently, the board of directors confirmed that the reelection for an additional term is for the benefit of the company, taking into account the outside director’s expertise and special contribution to the function of the board of directors and its committees, and (2) the general meeting of the company’s shareholders, prior to its approval of the reelection of the outside director, was informed of the term previously served by him or her and of the reasons of the board of directors and audit committee for the extension of the outside director’s term. Outside directors may only be removed by the same majority of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. If the vacancy of an outside directorship causes the company to have fewer than two outside directors, a company’s board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint a new outside director. Each committee of a company’s board of directors which is authorized to exercise the board of directors’ authorities is required to include at least one outside director, except for the audit committee, which is required to include all outside director.

An outside director is entitled to compensation as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an outside director, other than providing indemnification, obligation to indemnify, exemption or insurance as permitted pursuant to the Companies Law.

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

Audit Committee

   Companies Law Requirements

Under the Companies Law, the board of directors of any public company must also appoint an audit committee comprised of at least three directors including all of the outside directors, but excluding the chairman of the board of directors, controlling shareholder or a relative of a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis. Effective as of September 15, 2011, the majority of the members of the audit committee should be independent directors; for this purpose, independent directors are either outside directors or directors that: (i) qualify as independent directors according to the rules of the NASDAQ Stock Market; (ii) are not affiliated with the company as required from outside directors under the Companies Law; and (iii) is serving as a member of the board of directors for a period that is not longer than nine years (with a period of up to two years in which he or she did not serve as a board member also being included in such nine-year period). Notwithstanding the above, a company may extend the service of an independent director beyond nine years, for additional periods of up to three years each, if the audit committee and the board approves that it is required in view of the expertise and special contribution of such director to the board and its committees, and that such additional service is beneficial for the company. In addition, effective as of September 15, 2011, any director employed by, or providing services on a regular basis to, the controlling shareholder(s) or a company controlled by the controlling shareholder(s), or director mainly supported by the controlling shareholder, shall not serve as member of the audit committee, and the chairperson of this committee will be an outside director.

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

Additionally, under the Companies Law, the role of the audit committee is to identify irregularities in the business management of the company in consultation with the internal auditor or the company’s independent auditors and suggest an appropriate course of action to the board of directors, to consider related-party actions and transactions and their classification per the instructions of the Companies Law and to approve the yearly or periodic work plan proposed by the internal auditor to the extent required. In addition, as of September 2011, the role of the audit committee according to the Companies Law will be expanded and will also include the examination of the performance of the internal auditor and the resources made available to the internal auditor, review of the work performed by the company’s accountants and their compensation, and determining arrangements for handling employees’ complaints regarding irregularities in the business management. The audit committee charter states that in fulfilling this role the committee is entitled to rely on interviews and consultations with our management, our internal auditor and our independent auditor, and is not obligated to conduct any independent investigation or verification. Our Audit Committee also serves as our Financial Statement Review Committee, as defined in regulations promulgated under the Companies Law recently enacted and applicable to the review process of financial statements commencing from the 2010 year-end financial statements.

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

Exculpation, Insurance and Indemnification of Office Holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. However, a company may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is inserted in its articles of association. Our articles of association include such a provision. An Israeli company may not exculpate a director for liability arising out of a prohibited dividend or distribution to shareholders or prohibited purchase of its securities.

An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. Our articles of association contain such an authorization. An undertaking provided in advance by an Israeli company to indemnify an office holder with respect to a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court must be limited to events which in the opinion of the board of directors can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the above mentioned events and amount or criteria. In addition, a company may undertake in advance to indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or in connection with a monetary sanction; and

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder; and

•	a financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine, civil fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our audit committee (or a special compensation committee of the board provided such committee complies with the requirements of the audit committee under the Companies Law) and our board of directors and, in respect of our directors, by our shareholders, provided that changes to existing arrangements may be approved by the audit committee if it approves that such changes are immaterial.

Our articles of association allow us to indemnify and insure our office holders to the fullest extent permitted by the Companies Law. Our office holders are currently covered by a directors and officers’ liability insurance policy. In May 2007, we and certain of our officers and directors were named as defendants in a number of purported securities class action lawsuits filed in the United States District Court for the Southern District of New York and that were consolidated to “In re Allot Communications Ltd. Securities Litigation.” under Master File No. 07-cv-03455 (RJH). See “ITEM 8: Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”  As of the date of this annual report, no other claims for directors’ and officers’ liability insurance have been filed under our policies and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

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

D.           Employees

As of December 31, 2010, we had 264 employees of whom 184 were based in Israel, 26 in the United States and the remainder in Asia and Europe. The breakdown of our employees by department is as follows:

	December 31,
Department	2008	2009	2010

Manufacturing and operations	16	16	16
Research and development	94	92	95
Sales, marketing, service and support	102	114	123
Management and administration	31	30	30

Total	243	252	264

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

E.           Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 1, 2011, of each of our directors and executive officers.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class

Directors
Shai Saul(2)	2,359,093	9.7%
Yigal Jacoby(3)	664,658	2.7%
Rami Hadar	564,677	2.3%
Eyal Kishon	*	*
Nurit Benjamini	*	*
Shraga Katz	*	*
Steven D. Levy	*	*

Executive Officers
Amir Hochbaum	*	*
Anat Shenig	*	*
Andrei Elefant	*	*
Eli Cohen	*	*
Jay Klein	*	*
Lior Moyal	*	*
Nachum Falek	*	*
Pini Gvili	*	*
Ramy Moriah	*	*
Vin Costello	*	*

All directors and executive officers as a group	4,199,040	17.3%

___________________________________
*	Less than one percent of the outstanding ordinary shares.

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from June 1, 2011 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 24,200,838 ordinary shares outstanding as of June 1, 2011.

(2)
Consists of 2,331,593 shares held by the Tamir Fishman Ventures and options to purchase 27,500 shares held by Shai Saul. Mr. Saul is a managing partner of Tamir Fishman and, by virtue of his position, may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by the Tamir Fishman Ventures. Mr. Saul disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(3)
Consists of 435,410 shares held by Odem Rotem Holdings Ltd., a company wholly-owned and controlled by Yigal Jacoby, 165,200 shares held by Yigal Jacoby and 61,548 shares jointly held by Yigal Jacoby and his spouse, Anat Jacoby, and an option to purchase 2,500 shares held by Yigal Jacoby.

Our directors and executive officers hold, in the aggregate, options exercisable into 1,903,684 ordinary shares. The 1,903,684 options have a weighted average exercise price of approximately $4.31 per share and have expiration dates until 2021.

Share Option Plans

We have adopted four share option plans and, as of June 1, 2011, we had 4,442,984 ordinary shares reserved for issuance under these plans, with respect to which (i) options to purchase 3,378,878 ordinary shares at a weighted average exercise price of $5.08 per share were outstanding, and (ii) options to purchase 3,725,896 ordinary shares were already exercised by certain of the grantees and such shares were issued by us. As of June 1, 2011, options to purchase 1,685,809 ordinary shares were vested and exercisable.

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

The number of ordinary shares that we may issue under the 2006 plan will increase on the first day of each fiscal year during the term of the 2006 plan, in each case in an amount equal to the lesser of (i) 1,000,000 shares, (ii) 3.5% of our outstanding ordinary shares on the last day of the immediately preceding year, or (iii) an amount determined by our board of directors. The number of shares subject to the 2006 plan is also subject to adjustment if particular capital changes affect our share capital. Ordinary shares subject to outstanding awards under the 2006 plan or our 2003 plan or 1997 plans that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2006 plan. As of June 1, 2011, options or other awards to purchase 4,624,246 ordinary shares had been granted under the 2006 plan and 491,271 remained available for future options or other awards.

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

   Allot Communications Ltd. Key Employee Share Incentive Plan (2003)

Our 2003 share option plan provides for the grant of options to our and our affiliates’ employees, directors, officers, consultants, advisers and service providers. As of June 1, 2011, there were outstanding options to purchase 599,430 ordinary shares under the plan, all of which were vested and exercisable and options to purchase 2,387,900 ordinary shares were already exercised for ordinary shares. We no longer grant options under this plan, and ordinary shares underlying any option granted under this plan that terminates without exercise become available for future issuance under our 2006 plan.

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

As of June 1, 2011, there were outstanding options to purchase 910 ordinary shares under the two plans, all of which were vested, and options to purchase 765,161 ordinary shares that were already exercised for ordinary shares. We no longer grant options under these plans, and ordinary shares underlying any option granted under these plans that terminate without exercise become available for future issuance under our 2006 plan.

The plans are administered by our compensation and nominating committee.

ITEM 7: Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of June 1, 2011, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Brookside Capital Fund(2)	3,426,638	14.2%
Zohar Zisapel(3)	2,842,378	11.7%
Diker Management(4)	2,400,040	9.9%
Tamir Fishman Ventures(5)	2,354,093	9.7%
______________________
(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from June 1, 2011 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 24, 200,838 ordinary shares outstanding as of June 1, 2011.

(2)
Based on a Schedule 13G/A filed on February 14, 2011. Consists of 3,426,638 shares held by Brookside Capital Partners Fund, L.P., a Delaware limited partnership. Brookside Capital Investors, L.P., a Delaware limited partnership is the sole general partner of the Brookside Capital Partners Fund, L.P. Brookside Capital Management, LLC, a Delaware limited liability company, is the sole general partner of Brookside Capital Investors, L.P. Domenic J. Ferrante is the sole managing member of Brookside Capital Management, LLC. The address of the Brookside entities and the foregoing individual is 111 Huntington Avenue, Boston, Massachusetts 02199.

(3)
Based on a Schedule 13G/A filed on January 13, 2011. Consists of 2,777,487 shares are held by Zohar Zisapel and 64,891 shares are held by Lomsha Ltd., an Israeli company controlled by Zohar Zisapel. The address of Mr. Zisapel and Lomsha Ltd. is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

(4)	Based on a Schedule 13G filed on February 14, 2011. The address of Diker Management, LLC is 745 Fifth Avenue, Suite 1409, New York, New York 10151.
(5)
Based on a Schedule 13G/A filed on February 14, 2011. Consists of 1,165,014 shares held by Tamir Fishman Ventures II L.P., 804,842 shares held by Tamir Fishman Venture Capital II Ltd., 155,904 shares held by Tamir Fishman Ventures II (Israel) L.P., 138,310 shares held by Tamir Fishman Ventures II (Cayman Islands) L.P., 54,543 shares held by Tamir Fishman Ventures II CEO Funds (U.S.) L.P., 12,980 shares held by Tamir Fishman Ventures II CEO Funds L.P. and an option to purchase 27,500 shares held by Shai Saul. Tamir Fishman Ventures II, LLC is the sole general partner of each of the foregoing limited partnerships and has management rights over the shares held by Tamir Fishman Venture Capital II Ltd. by virtue of a management agreement with Tamir Fishman Ventures II, LLC. The managing members of Tamir Fishman Ventures II, LLC are Shai Saul, Michael Elias and Tamir Fishman & Co. Ltd. Eldad Tamir and Danny Fishman are Co-Presidents and Co-Chief Executive Officers of Tamir Fishman & Co. Ltd. and, by virtue of their positions, may be deemed to be beneficial owners of the securities held thereby. Each of the foregoing entities and individuals disclaims beneficial ownership of these securities except to the extent of its or his pecuniary interest therein. The address of the Tamir Fishman entities and the foregoing individuals is 21 Haarbaa, Tel Aviv 64739 Israel.

Significant Changes in the Ownership of Major Shareholders

As of June 1, 2011, Zohar Zisapel was the beneficial owner of 2,842,378, or 11.7%, of our ordinary shares, and Diker Management was the beneficial owner of 2,400,040, or 9.9%, of our ordinary shares. As of April 1, 2010 and December 31, 2009, Zohar Zisapel was the beneficial owner of 2,292,319, or 10.2%, of our ordinary shares and Diker Management was the beneficial owner of 2,160,061, or 9.6%, of our ordinary shares.

As of June 1, 2011, the Gemini Group and Yigal Jacoby were no longer major shareholders. As of April 1, 2010 and December 31, 2009, the Gemini Group was the beneficial owner of 1,702,679, or 7.6%, of our ordinary shares and Yigal Jacoby was the beneficial owner of 1,524,431, or 6.6%, of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of June 1, 2011, there were 24 record holders of ordinary shares, of which 9 consisted of United States record holders holding approximately 88% of our outstanding ordinary shares. The United States record holders included Cede & Co., the nominee of the Depositary Trust Company.

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

Registration Rights

We have entered into an amended and restated investors rights agreement with certain of our shareholders, pursuant to which such holders are entitled to certain registration rights as described below. Under such agreement, Tamir Fishman Ventures, which beneficially owns more than 5.0% of our ordinary shares and our founder and member of the board of directors, Yigal Jacoby and Odem Rotem Holdings, a company wholly-owned and controlled by Mr. Jacoby, are entitled to registration rights.

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

Agreements with Directors and Officers

Employment of Shraga Katz. In June 2008, we entered into an agreement with Shraga Katz governing the terms of his employment with us for the provision of advisory services.  Under the terms of the agreement, Mr. Katz is required to devote 20% of his time to his position with us. In November 2008, Mr. Katz was elected as the Chairman of our board of directors and his monthly compensation was increased. The agreement contains standard employment provisions, including provisions relating to confidentiality and assignment of inventions. We may terminate Mr. Katz’s employment on a prior notice pursuant to applicable law, or we may terminate Mr. Katz’s employment without notice if we give a pay in lieu of notice.

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

ITEM 8: Financial Information

A.           Consolidated Financial Statements and Other Financial Information.

Consolidated Financial Statements

For our audited consolidated financial statements for the year ended December 31, 2010, please see pages F-2 to F-41 of this report.

Export Sales

See “ITEM 5: Operating and Financial Review and Prospects” under the caption “Geographic Breakdown of Revenues” for certain details of export sales for the last three fiscal years.

Legal Proceedings

On May 1, 2007, a securities class action complaint, Brickman Investment Inc. v. Allot Communications Ltd. et al., was filed in the United States District Court for the Southern District of New York.  At least three substantially similar complaints were filed in the same court after the original action was filed. We and certain of our directors and officers are named as defendants. The securities class action complaints allege that the defendants violated Sections 11 and 15 of the Securities Act of 1933 by making false and misleading statements and omissions in our registration statement for our initial public offering in November 2006. The claims are purportedly brought on behalf of persons who purchased our stock pursuant to and/or traceable to the initial public offering on or about November 15, 2006 through April 2, 2007. The plaintiffs seek unspecified compensatory damages against the defendants, as well as attorney’s fees and costs. Motions for consolidation and for appointment of lead plaintiff were filed on July 2, 2007 and were decided on March 27, 2008, with an order granting consolidation and appointing co-lead plaintiffs. The Consolidated Amended Compliant was served on June 9, 2008. The defendants moved to dismiss the Consolidated Amended Compliant on August 8, 2008.  While the defendants’ motion to dismiss was still pending, the parties reached on March 31, 2010 an agreement in principle to settle this litigation. Pursuant to the terms of the agreement, the Company will pay to the plaintiffs, for the benefit of the class members, $1.3 million in cash, which amount is to be funded by our insurance carrier. The Court held the final approval hearing on April 29, 2011. At the hearing, the Court granted final approval of the settlement. Under the terms of the Stipulation of Settlement, the agreement’s Effective Date was May 31, 2011. The Company has recorded a liability in its financial statements for the proposed amount of the settlement. In addition, because the insurance carrier has agreed to pay the entire settlement amount and recovery from the insurance carrier is probable, a receivable has also been recorded for the same amount. Accordingly, there is no impact to the Company’s statements of operations or cash flows because the amounts of the settlement and the insurance recovery fully offset each other.

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

Stock Price History

The following table sets forth the high and low sales prices for our ordinary shares as reported by the NASDAQ Global Market, in U.S. dollars, and as reported by the Tel Aviv Stock Exchange (since December 2010), in NIS, for each of the last five years:

	NASDAQ Global Market		Tel Aviv Stock Exchange
Year	High	Low	High	Low
2007	$11.50	$4.35	NIS—	NIS—
2008	4.85	1.60	—	—
2009	4.25	1.42	—	—
2010	11.64	4.00	42.57	37.20
2011	16.35	12.29	58.50	38.49

	NASDAQ Global Market		Tel Aviv Stock Exchange
2009	High	Low	High	Low
First Quarter	$1.80	$1.42	NIS—	NIS—
Second Quarter	3.08	1.52	—	—
Third Quarter	4.20	3.00	—	—
Fourth Quarter	4.25	3.70	—	—

	NASDAQ Global Market		Tel Aviv Stock Exchange
2010	High	Low	High	Low
First Quarter	$5.15	$4.00	NIS—	NIS—
Second Quarter	5.83	4.40	—	—
Third Quarter	6.27	4.25	—	—
Fourth Quarter	11.64	6.11	42.57	37.20

	NASDAQ Global Market		Tel Aviv Stock Exchange
Most Recent Six Months	High	Low	High	Low
May 2011	$15.63	$13.31	NIS54.82	NIS45.16
April 2011	16.35	14.10	54.99	47.21
March 2011	16.16	12.29	58.50	43.93
February 2011	15.94	12.61	57.47	43.74
January 2011	13.68	10.84	48.49	38.49
December 2010	11.64	8.51	42.57	37.20

Markets

Our ordinary shares have been quoted under the symbol “ALLT” on the NASDAQ Stock Market since November 16, 2006 and on the Tel Aviv Stock Exchange since December 21, 2010.

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

Acquisitions under Israeli Law

Full Tender Offer. A person wishing to acquire shares of a public Israeli company or voting rights in such company and who would as a result hold over 90.0% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90.0% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class. If the shareholders who do not accept the offer hold less than 5.0% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the offerees who do not have a personal interest in the acceptance of the tender offer agreed to the tender offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. Notwithstanding the above, if the shareholders who do not accept the offer hold less than 2.0% of the issued and outstanding share capital of the company or of the applicable class, the offer will be accepted. However, a shareholder that had its shares so transferred may, within six months from the date of acceptance of the tender offer, petition the court to determine that tender offer was for less than fair value and that the fair value should be paid as determined by the court. The offering person may determine in his offer that any accepting shareholder may not petition the court as aforesaid, but such condition will not be valid if the full information required under the Companies Law was not provided prior to the acceptance date.

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

A special tender offer shall only be accepted by a majority of the votes of those offerees who gave notice of their position in respect of the offer. In counting the votes of offerees, the votes of the controlling shareholders in the offeror, of any person with personal interest in the acceptance of the special tender offer or holder of more than 45.0% of the voting rights in the company (if there is no other shareholder of the company who holds more than 45.0% of the voting rights in the company), or any person acting on their or on the offeror’s behalf, including their relatives or corporations under their control, shall not be taken into account. If a special tender offer was accepted, then shareholders who did not announce their stand or who had objected to the offer may accept the offer within four days of the last day set for the acceptance of the offer.

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

Anti-Takeover Measures

Undesignated preferred stock.   The Companies Law allows us to create and issue shares having rights different to those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. We do not have any authorized or issued shares other than ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of a simple majority of our shares represented and voted at a general meeting. In addition, we undertook towards the TASE that, as long as our stock is registered for trading with the TASE we will not issue or authorize shares of any class other than the class currently registered with the TASE, unless such issuance is in accordance with certain provisions of the Israeli Securities Law determining that a company registering its shares for trade on the TASE may not have more than one class of shares for a period of one year following registration with the TASE, and following such period the company is permitted to issue preferred shares if the preference of those shares is limited to a preference in the distribution of  dividends and these preferred shares have no voting rights.

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

   Israeli Transfer Pricing Regulations

On November 29, 2006, the Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into effect (the “TP Regulations”). Section 85A of the Tax Ordinance and the TP Regulations generally require that all cross-border transactions carried out between related parties be conducted on an arm’s length basis and be taxed accordingly.  The TP Regulations are not expected to have a material effect on us.

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

As of December 31, 2010, we believe that we are meeting the aforementioned conditions.

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

    Tax Benefits under the 2005 Amendment

An amendment to the Investments Law, generally referred as the 2005 Amendment, effective as of April 1, 2005 has significantly changed the provisions of the Investments Law. The amendment includes revisions to the criteria for investments qualified to receive tax benefits as an Approved Enterprise. The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004, and therefore to benefits included in any certificate of approval that was granted before the 2005 Amendment came into effect, which will remain subject to the provisions of the Investments Law as they were on the date of such approval.

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

We elected 2007 as "year of election" under the Investments Law after the 2005 Amendment.

We expect that a substantial portion of any taxable operating income that we may realize in the future will be derived from our approved enterprise status.

We currently intend to reinvest any income derived from our Approved Enterprise program and not to distribute such income as a dividend. As of December 31, 2010, we did not generate income under the provisions of the Investments Law.

   Tax benefits under the 2010 Amendment

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments to the Investment Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Investments Law were modified and a flat tax rate applies to our entire preferred income. Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter.

Under the transition provisions of the new legislation, a company may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. Changing from the current law to the new law is permitted at any time. We do not expect the new law to have a material effect on the tax payable on out Israeli operations.

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

United States Federal Income Taxation

The following is a description of the material United States federal income tax consequences of the ownership and disposition of our ordinary shares. This description addresses only the United States federal income tax considerations of holders that hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

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

Moreover, this description does not address the United States federal estate and gift or alternative minimum tax consequences of the ownership and disposition of our ordinary shares.

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

You should consult your tax advisor with respect to the United States federal, state, local and foreign tax consequences of owning and disposing of our ordinary shares.

   Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, for United States federal income tax purposes, the gross amount of any distribution made to you, with respect to our ordinary shares before reduction of any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distribute pro rata to all our shareholders, will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (that is, gains from the sale of capital assets held for more than one year) with respect to taxable years beginning on or before December 31, 2012, provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you.

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

   Sales Exchange or other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in our ordinary shares. Such gain or loss will be capital gain or loss. If you are a non corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is eligible for the preferential rate of taxation applicable to long-term capital gains, with respect to taxable years beginning on or before December 31, 2012, if your holding period for such ordinary shares exceeds one year (that is, such gain is long-term capital gain). Gain or loss, if any, recognized by you generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of our ordinary shares unless:

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

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income.

PFIC status is an annual determination that is based on tests which are factual in nature and our status for any year will depend on our income, assets and activities for such year.  Therefore there can be no assurance that we will not be considered a PFIC for any taxable year.  Although we did not use the market capitalization method to value our assets in 2008 and 2009, as noted in our prior Form 20-Fs, we are relying on the market capitalization method to determine the fair market value of our assets for the taxable year ended December 31, 2010. Based on certain estimates of our gross income and gross assets, the nature of our business and the anticipated amount of goodwill (which is determined in large part by the market price of our stock), we believe that we were not a PFIC for our taxable year ended December 31, 2010. There can be no certainty, however, that the IRS will agree with our position.  If we were a PFIC, and you are a U.S. Holder, you generally would be subject to ordinary income tax rates, imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “—Distributions”) with respect to any gain from the sale, exchange or other disposition of, and certain distributions with respect to, your ordinary shares. We are not providing any U.S. tax opinion to any U.S. Holder concerning our status as a PFIC for 2010, or any other tax year.  A U.S. Holder should consult his, her or its own tax advisor with respect to the potential application of the PFIC rules in his, her or its particular circumstances.

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

Under an alternative tax regime, you may also avoid certain adverse tax consequences relating to PFIC status discussed above by making a mark-to-market election with respect to our ordinary shares annually, provided that the shares are “marketable.” Shares will be marketable if they are regularly traded on certain U.S. stock exchanges (including NASDAQ) or on certain non-U.S. stock exchanges. For these purposes, the shares will generally be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least fifteen days during each calendar quarter.

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

U.S. Holders should be aware, however, that if we are determined to be a PFIC, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. Holders in respect of any of our subsidiaries that also may be determined to be a PFIC, and the mark-to-market election generally would not be effective for such subsidiaries. Each U.S. Holder should consult its own tax advisor to determine whether a mark-to-market election is available and the consequences of making an election if we were characterized as a PFIC.

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

The above description is not intended to constitute a complete analysis of all tax consequences relating to ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

We are currently subject to the information and periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, generally referred to as the Exchange Act, and file periodic reports and other information with the Securities and Exchange Commission through its electronic data gathering, analysis and retrieval (EDGAR) system. Our securities filings, including this annual report and the exhibits thereto, are available for inspection and copying at the public reference facilities of the Securities and Exchange Commission located at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Commission also maintains a website at http://www.sec.gov from which certain filings may be accessed. As of November 2010, our filings are also available at the TASE’s website at http://maya.tase.co.il and at the Israeli Securities Authority’s website at http://www.magna.isa.gov.il.

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

Risk of Interest Rate Fluctuation

We do not have any long-term borrowings. We have a significant amount of cash that is currently invested primarily in interest bearing investment such as bank time deposits, money market funds, U.S. government treasury bills and available for sale marketable securities. These investments expose us to the changes in interest rates. If interest rates further decline, our results of operations may be adversely affected due to lower interest income from these investments.  See “ITEM 3: Key Information—Risk Factors—We have invested a substantial portion of our cash in auction-rate securities, which subjects us to liquidity and investment risk. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. We manage this exposure by performing ongoing evaluations of our investments. Due to the short and medium-term maturities nature of our investments to date, their carrying value approximates the fair value. We generally hold investments to maturity in order to limit our exposure to interest rate fluctuations.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the shekel. In 2010, we derived our revenues primarily in U.S. dollars and a portion in euors and other currencies. Although a substantial part of our expenses were denominated in U.S. dollars, a significant portion of our expenses were denominated in shekels and to a lesser extent in euros and other Asian currencies. Our shekel-denominated expenses consist principally of salaries and related personnel expenses. We monitor foreign currency exposure and, from time to time, may use various instruments to preserve the value of sales transactions and commitments; however, this cannot assure our protection against risks of currency fluctuations. For more information regarding foreign currency related risks, please refer to “General Business Risks Relating to Our Business and Market.”

We use currency forward contracts together with currency options primarily to hedge payments in NIS. These transactions constitute a future cash flow hedge.  As of December 31, 2010, we had outstanding forward and option contracts in the amounts of $13.9 million and $6.4 million, respectively. These transactions were for a period of up to twelve months. As of December 31, 2010, the fair value of the above mentioned foreign currency derivative contracts was $0.5 million.

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

From the effective date of the registration statement and until December 31, 2010, the net proceeds had been invested in cash equivalents, marketable securities, capital expenditure and other corporate purposes.

None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15: Controls and Procedures

(a)           Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2010. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2010, our disclosures controls and procedures were effective at the reasonable assurance level.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2010.

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

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Auditors

The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm.

	Year ended December, 31,
	2009	2010
	(in thousands of U.S. dollars)
Audit Fees(1)	$127	$170
Audit-Related Fees(2)	-	-
Tax Fees(3)	42	10
All Other Fees(4)	31	40
Total	$200	$220

(1)
”Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit for 2009 and 2010, certain procedures regarding our quarterly financial results submitted on Form 6-K, the filing of our Form F-3 and consultation concerning financial accounting and reporting standards.

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
Rami Hadar
Chief Executive Officer and President

Dated: June 9, 2011

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Number	Description
1.1	Articles of Association of the Registrant (1)
1.2	Certificate of Name Change (1)
2.1	Specimen share certificate (1)
2.2	Second Amended and Restated Investors Rights Agreement, dated October 26, 2006, by and among the parties thereto and the Registrant (1)
3.1	Addendum, dated October 26, 2006, to Escrow Agreement, dated January 28, 1998, by and between Yigal Jacoby and the Registrant (1)
4.1	Share Purchase Agreement, dated May 18, 2006, by and among the parties thereto and the Registrant (1)
4.2	Non-Competition Agreement, dated August 24, 2004, by and among Odem Rotem Holdings Ltd., Yigal Jacoby and the Registrant (1)
4.3	Experteam Training Services Proposal, dated as of March 2006, by Experteam to the Registrant (1)
4.4	Warrant to Purchase Series C-1 Shares, dated November 27, 2001, by and between the Company and Yigal Jacoby (1)
4.5
Non-Stabilized Lease Agreement, dated February 13, 2006, by and among, Aderet Hod Hasharon Ltd., Miritz, Inc., Leah and Israel Ruben Assets Ltd., Tamar and Moshe Cohen Assets Ltd., Drish Assets Ltd., S. L. A. A. Assets and Consulting Ltd., Iris Katz Ltd., Y. A. Groder Investments Ltd., Ginotel Hod Hasharon 2000 Ltd. and Allot Communications Ltd. (1)

4.6	Key Employees of Subsidiaries and Consultants Share Incentive Plan (1997) (1)
4.7	Key Employees Share Incentive Plan (1997) (1)
4.8	Key Employees Share Incentive Plan (2003) (1)
4.9	2006 Incentive Compensation Plan (2)
4.10	Manufacturing Agreement, dated July 19, 2007, by and between Flextronics (Israel) Ltd. and the Registrant* (3)
4.11	Agreement relating to the sale and purchase of the Business and Assets dated January 1, 2008 by and between Esphion Limited and the Registrant(5)
8.1	List of Subsidiaries of the Registrant
11.1	Code of Ethics (4)
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications)
__________________________
(1)	Previously filed with the Securities and Exchange Commission on October 31, 2006 pursuant to a registration statement on Form F-1 (File No. 333-138313) and incorporated by reference herein.

(2)	Previously filled with the Securities and Exchange Commission on May 27, 2009 as Exhibit 3.3 to Form 20-F for the year ended December 31, 2008 and incorporated by reference herein.

(3)	Previously filled with the Securities and Exchange Commission on June 27, 2008 as Exhibit 4.11 to Form 20-F for the year ended December 31, 2007 and incorporated by reference herein.

(4)	Previously filled with the Securities and Exchange Commission on June 28, 2007 as Exhibit 4 to Form 20-F for the year ended December 31, 2006 and incorporated by reference herein.

(5)	This document was furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

*
Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Exchange Act.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010
U.S. DOLLARS IN THOUSANDS

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633443 www.ey.com.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ALLOT COMMUNICATIONS LTD.

We have audited the accompanying consolidated balance sheets of Allot Communications Ltd. ("the Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2011 expressed an unqualified opinion thereon.

Haifa, Israel	/s/ KOST FORER GABBAY & KASIERER KOST FORER GABBAY & KASIERER
March 31, 2011	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633443 www.ey.com.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ALLOT COMMUNICATIONS LTD.

We have audited Allot Communications Ltd. ("the Company") and its subsidiaries internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting . Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in Shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010 and our report dated March 31, 2011 expressed an unqualified opinion thereon.

Haifa, Israel	/s/ KOST FORER GABBAY & KASIERER KOST FORER GABBAY & KASIERER
March 31, 2011	A Member of Ernst & Young Global

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2010	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$42,858	$36,470
Restricted cash and deposits	1,060	1,060
Short-term bank deposits	-	1,264
Available-for-sale Marketable securities	15,531	-
Trade receivables (net of allowance for doubtful accounts of $ 374 and $ 253 at December 31, 2010 and 2009, respectively)	10,739	7,842
Other receivables and prepaid expenses	4,958	3,618
Inventories	10,830	5,046

Total current assets	85,976	55,300

NON-CURRENT ASSETS:
Available-for-sale Marketable securities	-	14,490
Severance pay fund	162	3,410
Other assets	340	430

Total non-current assets	502	18,330

PROPERTY AND EQUIPMENT, NET	5,193	5,674

GOODWILL AND INTANGIBLE ASSETS, NET	3,516	3,639

Total assets	$95,187	$82,943

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2010	2009
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$5,140	$3,142
Employees and payroll accruals	5,798	3,930
Deferred revenues	10,828	5,467
Other payables and accrued expenses	4,369	4,582

Total current liabilities	26,135	17,121

LONG-TERM LIABILITIES:
Deferred revenues	3,873	2,046
Accrued severance pay	191	3,364

Total long-term liabilities	4,064	5,410

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.1 par value - Authorized: 200,000,000 shares at December 31, 2010 and 2009; Issued: 23,806,313 and 22,643,541 shares at December 31, 2010 and 2009, respectively; Outstanding: 23,806,313 and 22,397,062 shares at December 31, 2010 and 2009, respectively	527	492
Additional paid-in capital	133,483	128,476
Accumulated other comprehensive income (loss)	434	(4,862)
Accumulated deficit	(69,456)	(63,694)

Total shareholders' equity	64,988	60,412

Total liabilities and shareholders' equity	$95,187	$82,943

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2010	2009	2008
Revenues:
Products	$40,852	$29,641	$27,121
Services	16,120	12,110	9,980

Total revenues	56,972	41,751	37,101

Cost of revenues:
Products	14,015	10,094	8,198
Services	1,970	1,741	1,498

Total cost of revenues	15,985	11,835	9,696

Gross profit	40,987	29,916	27,405

Operating expenses:
Research and development (net of grants participations in the amount of $2,774, $2,440 and $ $2,671 for the years ended December 31 2010, 2009 and 2008, respectively )	11,264	9,265	11,964
Sales and marketing	22,021	20,408	19,781
General and administrative	5,473	5,541	6,174
In-process research and development	-	-	244

Total operating expenses	38,758	35,214	38,163

Operating profit (loss)	2,229	(5,298)	(10,758)
Financial and other expenses, net	7,907	2,311	5,517

Loss before income tax expenses	(5,678)	(7,609)	(16,275)
Income tax expenses	84	63	220

Net loss	$(5,762)	$(7,672)	$(16,495)

Basic and diluted net loss per share	$(0.25)	$(0.35)	$(0.75)

Weighted average number of shares used in computing basic and diluted net loss per share	22,831,014	22,185,702	22,054,211

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares
	Outstanding Shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated income (loss)	Total comprehensive loss	Total shareholders' equity

Balance at January 1, 2008	22,008,249	$480	$123,913	-	$(47,208)	-	$77,185
Exercise of stock options	58,868	2	88	-	-	-	90
Compensation related to options granted to non-employees	-	-	(198)	-	-	-	(198)
Stock-based compensation related to options granted to employees	-	-	1,900	-	-	-	1,900
Total comprehensive loss:
Unrealized gain on hedging derivative instruments	-	-	-	697	-	697	697
Net loss	-	-	-	-	(16,495)	(16,495)	(16,495)

Total comprehensive loss						$(15,798)

Balance at December 31, 2008	22,067,117	$482	$125,703	$697	$(63,703)		$63,179

Exercise of stock options	329,945	10	475	-	-	-	485
Compensation related to options granted to non-employees	-	-	58	-	-	-	58
Stock-based compensation related to options granted to employees	-	-	2,240	-	-	-	2,240
Total comprehensive loss:
Cumulative effect from adoption of ASC No. 320	-	-	-	(7,681)	7,681	-	-
Unrealized loss on hedging derivative instruments	-	-	-	(85)	-	(85)	(85)
Unrealized gain on available-for-sale marketable securities				2,207	-	2,207	2,207
Net loss	-	-	-	-	(7,672)	(7,672)	(7,672)

Total comprehensive loss						$(5,550)

Balance at December 31, 2009	22,397,062	$492	$128,476	$(4,862)	$(63,694)		60,412

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares
	Outstanding Shares	Amount		Additional paid-in capital		Accumulated other comprehensive income (loss)	Accumulated income (loss)	Total comprehensive loss	Total shareholders' equity

Exercise of stock options	1,244,051	35		3,017		-	-	-	3,052
Cashless exercise of options	165,200	*	)	*	)	-	-	-	-
Compensation related to options granted to non-employees	-	-		115		-	-	-	115
Stock-based compensation related to options granted to employees	-	-		1,875		-	-	-	1,875
Total comprehensive loss:
Unrealized loss on hedging derivative instruments	-	-		-		(155)	-	(155)	(155)
Unrealized loss on available-for-sale marketable securities	-	-		-		(23)	-	(23)	(23)
Realized loss on available-for-sale marketable securities (see Note 4)	-	-		-		5,474	-	-	5,474
Net loss	-	-		-		-	(5,762)	(5,762)	(5,762)

Total comprehensive loss								$(5,940)

Balance at December 31, 2010	23,806,313	$527		$133,483		$434	$(69,456)		$64,988

 (*) Represents an amount lower than $1

Accumulated other comprehensive income (loss)

	December 31, 2010	December31, 2009

Accumulated unrealized loss on available-for-sale marketable securities	$(23)	$(5,474)
Accumulated unrealized gain on foreign currency cash flows hedges	457	612
Accumulated other comprehensive income (loss)	$434	$(4,862)

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009	2008
Cash flows from operating activities:

Net loss	$(5,762)	$(7,672)	$(16,495)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,577	2,468	1,988
Write-off of property and of equipment, net	-	385	-
Stock-based compensation related to options granted to employees and non-employees	1,990	2,298	1,702
In-process research and development	-	-	244
Amortization of intangible assets	123	116	119
Capital loss (gain)	70	(108)	3
Decrease (increase) in accrued severance pay, net	75	(180)	261
Decrease in other assets	41	43	235
Decrease (increase) in accrued interest and amortization of premium on marketable securities	(189)	2	(27)
Decrease (increase) in trade receivables	(2,897)	(1,679)	20
Decrease (increase) in other receivables and prepaid expenses	(1,495)	(1,661)	2,564
Increase in inventories, net	(5,784)	(787)	(44)
Decrease (increase) in long-term deferred taxes	49	316	(101)
Increase (decrease) in trade payables	1,998	240	(507)
Increase (decrease) in employees and payroll accruals	1,868	606	(266)
Increase in deferred revenues	7,188	745	1,396
Increase (decrease) in other payables and accrued expenses	(213)	1,440	1,032
Realized loss related to sale of available-for-sale marketable securities	7,712	-	-
Other than temporary loss on marketable securities, net	-	3,036	7,700

Net cash provided by (used in) operating activities	7,351	(392)	(176)

Cash flows from investing activities:

Cash paid in connection with the acquisition of Esphion	-	-	(3,802)
Increase in restricted cash and deposits	-	(2)	(1,058)
Investments in short-term bank deposits	-	(201)	(1,001)
Redemption of short-term bank deposits.	1,264	-	-
Purchase of property and equipment	(2,334)	(3,608)	(1,720)
Proceeds from sale of property and equipment	168	159	-
Investment in available-for sale marketable securities	(16,765)	-	-
Proceeds from redemption or sale of available-for-sale marketable securities	13,652	-	19,595

Net cash provided by (used in) investing activities	(4,015)	(3,652)	12,014

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009	2008
Cash flows from financing activities:

Exercise of stock options	3,052	485	90

Net cash provided by financing activities	3,052	485	90

Increase (decrease) in cash and cash equivalents	6,388	(3,559)	11,928
Cash and cash equivalents at the beginning of the year	36,470	40,029	28,101

Cash and cash equivalents at the end of the year	$42,858	$36,470	$40,029

Supplementary cash flow information:

(a) Non-cash activities:

Increase in goodwill on account of earn out included in other liabilities and accrued expenses	-	-	$186

(b) Cash paid during the year for:

Interest	$-	$-	$12

Taxes	$168	$80	$69

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

The Company's Ordinary Shares are listed in  the NASDAQ Global Select Market under the symbol “ALLT” from its initial public offering in November 2006. Since November, 2010, the Company's Ordinary Shares have been listed for trading also in the Tel Aviv Stock Exchange.

The Company holds six wholly-owned subsidiaries (the Company together with said subsidiaries shall collectively be referred to as "Allot"): Allot Communications, Inc. in Woburn, Massachusetts, United-States ("the U.S. subsidiary"), which was incorporated in 1997 under the laws of the State of California, Allot Communication Europe SARL in Sophia, France ("the European subsidiary"), which was incorporated in 1998 under the laws of France, Allot Communications Japan K.K. in Tokyo, Japan ("the Japanese subsidiary"), which was incorporated in 2004 under the laws of Japan, Allot Communication (UK) Limited ("the UK subsidiary"), which was incorporated in 2006 under the laws of England and Wales, Allot Communications (Asia Pacific) Pte. Ltd. ("the Singaporean subsidiary"), which was incorporated in 2006 under the laws of Singapore and Allot Communications (New Zealand) Limited. ("the NZ subsidiary"), which was incorporated in 2007 under the laws of New Zealand.

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

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Accounting Standards Codification No. 830, "Foreign Currency Matters" ("ASC No. 830"). All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

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

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in dollars and New Israeli Shekels ("NIS") and bear interest at annual weighted average rate 1.5% at December 31, 2009. The short-term deposits are presented at cost, including accrued interest.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

g.	Marketable securities:

The Company accounts for its investments in marketable securities using Accounting Standards Codification No. 320, "Investments – Debt and Equity Securities" ("ASC No. 320").

The Company's management determines the appropriate classification of marketable securities at the time of purchase and evaluates such designation as of each balance sheet date. The Company classifies all of its investments in marketable securities as available for sale. Available for sale securities are carried at fair value, with the unrealized gains and losses, reported in "accumulated other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on sale of investments are included in earnings and are derived using the specific identification method for determining the cost of securities. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in financial income, net, if any.

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

In April 2009, the Company adopted the FASB's updated guidance relating to investments and debt securities, which amends the other-than-temporary impairment ("OTTI") guidance in U.S. GAAP. Under the updated guidance, if OTTI occurs, and it is more likely than not that the Company will not sell the investment or debt security before the recovery of its amortized cost basis, then the OTTI is separated into (a) the amount representing the credit loss and (b) the amount related to all other factors (provided that the Company does not intend to sell the security and it is not more likely than not that it will be required to sell it before recovery). The amount of the total OTTI related to credit loss is recognized in earnings. The amount of the total OTTI related to other factors is recognized in accumulated other comprehensive income. As a result of the adoption of this update accounting guidance, the Company recorded a cumulative effect adjustment of $7,681 to reclassify the non-credit component of previously recognized impairments from accumulated deficit to accumulated other comprehensive income (loss).

As of December 31, 2009, the Company held marketable securities in U.S. dollars in the United States. The balance was composed of Auction Rate Securities ("ARS"). During 2010, the Company had sold its entire ARS portfolio, reclassified the loss recorded in accordance with ASC No. 320 in the accumulated other comprehensive loss in the amount of $5,474 to financing expenses and recognized an additional loss of $2,238, as further detailed in Notes 4 and 5.

h.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence for which recoverability is not probable. Inventory write-offs due to slow moving items and technological obsolescence totaled $ 1,100, $ 800 and $ 250 in 2010, 2009 and 2008, respectively.

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Lab equipment	25-33
Computers and peripheral equipment	15-33
Office furniture	6-15
Leasehold improvements	By the shorter of term of the lease orthe useful life of the asset

j.	Goodwill impairment:

Goodwill represents the excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill. Under Accounting Standards Codification No. 350, "Intangibles-Goodwill and Other" ("ASC No. 350"), goodwill and intangible assets deemed to have indefinite lives are tested for impairment annually, or more often if there are indicators to impairment present.

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

The Company believes that its business activity and management structure meet the criterion of being a single reporting unit for accounting purposes. The Company has performed an annual impairment analysis as of December 31, 2010 and determined that the carrying value of the reporting unit was less than the fair value of the reporting unit. In calculating the fair value of the reporting unit, the market approach was the methodology used. During years 2010, 2009 and 2008 no impairment losses were recorded.

k.	Impairment of long-lived assets:

Long-lived assets are reviewed for impairment in accordance with Accounting Standards Codification No. 360, "Property, Plant, and Equipment ", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2010, 2009 and 2008, no impairment losses were recorded.

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

The software components of the Company’s products are deemed to be more than incidental to the products as a whole, in accordance with Accounting Standards Codification No. 985-605, "Revenue Recognition" ("ASC No. 985-605"). Therefore, The Company accounts for its product sales in accordance with ASC No. 985-605. Revenues from product sales are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant performance obligations with regard to implementation remain, the fee is fixed or determinable and collectability is probable.

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

The Company grants a one-year hardware and software warranty on all of its products. The Company estimates the costs that may be incurred under its warranty arrangements and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

m.	Advertising expenses:

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2010, 2009 and 2008 amounted to $635, $626 and $426, respectively.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

n.	Research and development costs:

Accounting Standards Codification No. 985, "Software" ("ASC No. 985"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon the completion of a working model. The Company does not incur material costs between the completion of a working model and the point at which the products are ready for general release. Therefore, research and development costs are charged to the consolidated statement of operations as incurred.

o.	Severance pay:

Until December 31, 2009, the Company liability for severance pay for its Israeli employees was calculated pursuant to Israel’s Severance Pay Law, based on the most recent monthly salary of its employees multiplied by the number of years of employment as of the balance sheet date for such employees. Company’s liability was partly provided by monthly deposits with severance pay funds and insurance policies and the remainder by an accrual.

During 2010, the Company decided that starting 2010 all employees severance pay liability will be calculated in accordance with section 14 of the Severance Pay Law -1963 (herein- "Section 14"), Section 14 states that Company’s contributions for severance pay shall be instead of severance compensation and that upon release of the policy to the employee, no additional obligations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee.

Further, for companies which have signed Section 14, related obligation and amounts deposits on behalf of such obligation, are not stated on the balance sheet, since they are legally released, based on court ruling, from obligation to employees once the deposit amounts have been paid.

At the date of the transition to Section 14, the Company  transferred  the entire amount of funds to cover its severance liability calculated based on the most recent monthly salary to the  employees funds  and thus Company's balance sheet as of December 31, 2010 does not include a liability or funds in connection with severance except for six employees who did not agree to the transition to Section 14 and for whom the liability and funds are still apply, since the Company legally obligated, based on method used before the implementation of Section 14.

Severance expenses for the years ended December 31, 2010, 2009 and 2008, amounted to $ 925, $ 991 and $ 957, respectively.

p.	Accounting for stock-based compensation:

The Company accounts for stock based compensation in accordance with Accounting Standards Codification No. 718, "Compensation - Stock Compensation" ("ASC No. 718") that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of operations.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

p.	Accounting for stock-based compensation (Cont.):

The Company applies ASC No. 718 and Accounting Standards Codification No. 505-50, "Equity-Based Payments to Non-Employees" ("ASC No. 505-50") with respect to options and warrants issued to non-employees. Accordingly, option valuation models to measure the fair value of the options and warrants at the measurement date as defined in ASC No. 505-50.

The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of the grant and revised in subsequent periods if actual forfeitures differ from those estimates.

The following table sets forth the total stock-based compensation expense resulting from stock options granted to employees and non-employees included in the consolidated statements of operations, for the years ended December 31, 2010, 2009 and 2008:

	Year ended December 31,
	2010	2009	2008

Cost of revenues	$95	$104	$50
Research and development	352	357	321
Sales and marketing	851	775	465
General and administrative	692	1,062	866

Total stock-based compensation expense	$1,990	$2,298	$1,702

The Company selected the binomial option pricing model as the most appropriate fair value method for its stock-based compensation awards (except for restricted-stack units, which are valued based on the market value of the underlying share at the date of grant) with the following assumptions for the year ended December 31, 2010, 2009 and 2008:

	Year ended December 31,
	2010	2009	2008

Suboptimal exercise multiple	2.5-3.5	2.5-3.5	2 - 3.6
Risk free interest rate	0.25%-5.54%	0.31%-5.19%	1.07%-6.81%
Volatility	50%-52%	53%-60%	62% - 75%
Dividend yield	0%	0%	0%

The expected annual post-vesting and pre-vesting forfeiture rates affects the number of exercisable options. Based on the Company’s historical experience, the annual post-vesting and pre-vesting forfeiture rates is 0%-14%.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

p.	Accounting for stock-based compensation (Cont.):

The computations of expected volatility and suboptimal exercise multiple are based on the average of the Company's realized historical stock price volatility and certain peer companies that the Company considered to be comparable based on market capitalization and type of technology platform. The computation of the suboptimal exercise multiple and the forfeiture rates are based on the grantees expected exercise prior and post vesting termination behavior. The interest rate for period within the contractual life of the award is based on the U.S. Treasury Bills yield curve in effect at the time of grant. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

The expected life of the stock options represents the weighted-average period the stock options are expected to remain outstanding and is a derived output of the binomial model. The expected life of the stock options is impacted by all of the underlying assumptions used in the Company’s model.

q.	Concentration of credit risks:

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

The Company's trade receivables are primarily derived from sales to customers located mainly in the United States, Europe and Asia. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its customers and establishes an allowance for doubtful accounts on a specific basis. Allowance for doubtful accounts amounted to $ 374 and $ 253 as of December 31, 2010 and 2009, respectively.

The Company has no significant off balance sheet concentration of credit risk, except for hedging arrangements to cover the currency exposure of the NIS on identified cash flow items (see also Note 2w)

r.	Royalty bearing grants:

Participation grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor in Israel ("OCS") for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants recognized amounted to $ 2,774, $ 2,440 and $ 2,671 in 2010, 2009 and 2008, respectively.

The Company is obligated to pay royalties to the OCS calculated at the rate of 3%-3.5% of sales of the products developed with the OCS's participation up to 300% of the grants received linked to the U.S. dollar bearing annual interest at a rate of LIBOR. The Company's obligation to pay these royalties is contingent upon actual consolidated sales of our products and no payment is required if no sales are made. As of December 31, 2010, the Company had an outstanding contingent obligation to pay royalties in the amount of $11.7 million.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

s.	Income taxes:

The Company accounts for income taxes in accordance with Accounting Standards Codification No. 740, "Income Taxes" ("ASC No. 740"). ASC No. 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

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

t.	Basic and diluted net loss per share:

The Company accounts for earnings per share based on Accounting Standards Codification No. 260, "Earnings Per Share" ("ASC No. 260").  Basic earnings per share are calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding and the effect of dilutive potential shares of Ordinary shares considered outstanding during the period.

For the years ended December 31, 2010, 2009 and 2008, all outstanding options and warrants have been excluded from the calculation of the diluted loss per share since their effect was anti-dilutive.

u.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with Accounting Standards Codification No. 220, "Comprehensive Income"("ASC No. 220"). This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to shareholders.

The Company determined that its items of comprehensive income (loss) relate to unrealized gains and losses on hedging derivative instruments and unrealized gains and losses on available-for-sale marketable securities.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

v.	Fair value of financial instruments:

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

Level 2 -
Include other inputs that are directly or indirectly observable in the marketplace, other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions, or other inputs that are observable (model-derived valuations in which significant inputs are observable), or can be derived principally from or corroborated by observable market data; and

Level 3 -	Unobservable inputs which are supported by little or no market activity.

The Company categorized each of its fair value measurements in one of those three levels of hierarchy. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

w.	Derivatives and hedging:

The Company accounts for derivatives and hedging based on Accounting Standards Codification No. 815, "Derivatives and Hedging" ("ASC No. 815").

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

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

x.	Recently issued accounting standards

In April 2010, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update No. 2010-17, Topic 605 — Revenue Recognition – Milestone Method (“ASU 2010-17”), which provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. The amendments in ASU 2010-17 are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted; however, if a company elects to early adopt, the amendment must be applied retrospectively from the beginning of the year of adoption. The Company’s adoption of ASU 2010-17 didn't have an impact on the Company’s condensed consolidated financial statements.

In September 2009, the FASB reached a consensus on Accounting Standards Update 2009-13, Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements(“ ASU 2009-13”) and Accounting Standards Update 2009-14, Software (Topic 985) — Certain Revenue Arrangements That Include Software Elements (“ASU 2009-14”). ASU 2009-13 modifies the requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered. ASU 2009-13 establishes a selling price hierarchy that allows for the use of an estimated selling price to determine the allocation of arrangement consideration to a deliverable in a multiple element arrangement where neither VSOE nor third-party evidence, or TPE, is available for that deliverable. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities are required to estimate the selling prices of those elements. Overall arrangement consideration is allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. The residual method of allocating arrangement consideration has been eliminated.

The amendments in ASU 2009-13 and ASU 2009-14   are effective for fiscal years, and interim periods within those years, beginning of their first fiscal year beginning on or after 15 June 2010. Entities may elect to adopt this amendment through either prospective application for revenue arrangements entered into, or materially modified, after the effective date or through retrospective application to all revenue arrangements for all periods presented. Early adoption is permitted;

ASU 2009-14 modifies the software revenue recognition guidance to exclude from its scope tangible products that contain both software and non-software components that function together to deliver a product’s essential functionality.

However, an entity must select the same transition method and same period for the adoption of both ASU 2009-13 and ASU 2009-14.

The Company adopted ASU 2009-13 and ASU 2009-14 as of January 1, 2011. Therefore, the Company will not account for its products sales following the adoption of ASU 2009-14 in accordance with ASC No. 985-605. The Company is currently evaluating the impact of the adoption of ASU 2009-13 and ASU 2009-14 on its consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

x.	Recently issued accounting standards (Cont.):

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Topic 820 — Improving Disclosures about Fair Value Measurements (“ASU 2010-06”), which provides additional fair value measurement disclosures and clarifies certain existing disclosure requirements. Except for the requirement to disclose purchases, sales, issuances and settlements of Level 3 measurements on a gross basis, the disclosure and clarification requirements are effective for interim and annual reporting periods beginning after December 15, 2009. The requirement to separately disclose purchases, sales, issuances and settlements of recurring Level 3 measurements on a gross basis is effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. ASU 2010-06 relates to disclosure requirements only and as such does not impact the Company’s consolidated financial statements

The Company may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented.

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

Pro forma information in accordance with Accounting Standards Codification No. 805 ("Business Combinations" ("ASC No. 805") has not been provided, since Esphion's results for 2008 and 2007, were not material in relation to total consolidated revenues and net loss.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31, 2010				December 31, 2009
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available-for-sale - matures within one year:
Governmental debentures	$1,022	$1	$--	$1,023	$--	$--	$--	$--
Federal Home Loan Bank	807	--	--	807	--	--	--	--
Corporate debentures	210	3	--	213	--	--	--	--
	2,039	4	--	2,043	--	--	--	--

Available-for-sale - matures after one year through three years:
Governmental debentures	8,418	1	(4)	8,415	--	--	--	--
Federal Home Loan Bank	201	--	(1)	200	--	--	--	--
Corporate debentures	4,896	--	(23)	4,873	--	--	--	--
	13,515	1	(28)	13,488	--	--	--	--

Available-for-sale - matures after three years:
Auction Rate Securities (ARS)	--	--	--	--	12,283	2,207	--	14,490
	$15,554	$5	$(28)	$15,531	$12,283	$2,207	$--	$14,490
Reclassification of certain securities to long term				--				14,490
				$15,531				$--

The balance, as of December 31, 2009, was comprised of ARS with contractual maturities of more than one year, which suffer from failed auctions since September 2007. As a result of the auction failures, these ARS do not have a readily determinable market value. In 2009, as there was insufficient observable market information available to determine the fair value of the ARS and the portion of the impairment that relates to credit loss of these securities, the fair value was determined using an independent third party valuator. The fair value was based on a trinomial discount model employing assumptions that market participants would use in their estimates of fair value.

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

Based on the Company's consideration of these factors, the Company recognized in 2009 an other-than-temporary net impairment in a total amount of $ 3,036, related to ARS, and the cumulative impairment was $15,217.

Since there was an uncertainty about the Company's ability to liquidate the ARS in a short time, the entire amount of the ARS was presented as non-current assets on the Company's balance sheet, as of December 31, 2009.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	AVAILABLE-FOR-SALE MARKETABLE SECURITIES (CONT.)

To the extent that the net present value of the projected cash flows is less than the amortized cost of the security, the difference is considered a credit loss and is recorded through earnings. The inputs on the future performance of the underlying assets used in the cash flow models include prepayments defaults and loss severity assumptions. The Company adopted ASC No. 320 in 2009, and reclassified the $ 7,681 non-credit related portion of other-than-temporary impairment losses recognized in prior period earnings as a cumulative effect adjustment that decreased accumulated deficit and decreased accumulated other comprehensive income.

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

During 2010, the Company had sold its entire ARS portfolio, and reclassified the loss recorded in accordance with ASC No. 320 in the accumulated other comprehensive loss in the amount of $5,474 to financing expenses net and recognized an additional loss of $2,238.

NOTE 5:-	FAIR VALUE MEASUREMENTS:

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

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	FAIR VALUE MEASUREMENTS (CONT.):

The Company's financial assets measured at fair value on a recurring basis, excluding accrued interest components; consisted of the following types of instruments as of December 31, 2010 and 2009, respectively:

	As of December 31, 2010
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Treasury Bills	$12,548	$-	$-	$12,548
Money market funds	2,426	-	-	2,426
Restricted deposit	-	60	-	60
Available-for-sale marketable securities	-	15,531	-	15,531
Foreign currency derivative contracts	-	457	-	457

Total financial assets	$14,974	$16,048	$-	$31,022

	As of December 31, 2009
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Money market funds	$15,358	$-	$-	$15,358
Restricted deposit	-	60	-	60
Short-term deposits	-	1,264	-	1,264
Auction-rate securities	-	-	14,490	14,490
Foreign currency derivative contracts	-	612	-	612

Total financial assets	$15,358	$1,936	$14,490	$31,784

The following table presents the changes in Level 3 instruments measured on a recurring basis for the years ended December 31, 2010 and 2009. The Company's Level 3 instruments consist of marketable securities classified as available-for-sale.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	FAIR VALUE MEASUREMENTS (CONT.):

Fair value measurements using significant unobservable inputs (Level 3):

Marketable Securities

Balance at January 1, 2009	$15,319

Total gains and losses (realized and unrealized)	-
Included in financial and other expenses, net	(3,036)
Included in other comprehensive loss	2,207
Purchases and sales	-

Balance at December 31, 2009	14,490

Total gains and losses (realized and unrealized)
Included in financial and other expenses, net	(2,238)
Included in other comprehensive loss	-
Purchases and sales	(12,252)

Balance at December 31, 2010	$-

NOTE 6:-	DERIVATIVE INSTRUMENTS

The Company enters into hedge transactions with a major financial institution, using derivative instruments, primarily forward contracts and options to purchase and sell foreign currencies, in order to reduce the net currency exposure associated with anticipated expenses (primarily salaries and related expenses) in currencies other than U.S. dollar, and forecasted revenues denominated in Euro. The net losses recognized in "financial and other expenses, net" during the year ended December 31, 2010, 2009 and 2008 were $ 471, $ 52 and $ 0, respectively.

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

The Company records all derivatives on the consolidated balance sheets at fair value in accordance with ASC No. 820 at level 2. The effective portions of cash flow hedges are recorded in other comprehensive income until the hedged item is recognized in earnings. The ineffective portions of cash flow hedges are adjusted to fair value through earnings in financial other income or expense. The Company does not enter into derivative transactions for trading purposes.

The Company had a net unrealized gain associated with cash flow hedges of $ 457 and $ 612 recorded in other comprehensive income as of December 31, 2010 and 2009, respectively.

As of December 31, 2010 and 2009, the Company had outstanding forward contracts in the amount of $ 13,868 and $15,443, respectively.

As of December 31, 2010 and 2009, the Company had outstanding foreign exchange option contract in the amount of $ 6,411 and $ 690, respectively.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	DERIVATIVE INSTRUMENTS (CONT.)

The fair value of the open foreign exchange contracts recorded by the Company on its consolidated balance sheets as of December 31, 2010 and 2009, as an asset is as follows:

Foreign exchange forward and		December 31,	December 31,
options contracts	Balance Sheet	2010	2009

Fair Value of foreign exchange option contracts	Other receivables and prepaid expenses	$167	$24

Fair value of foreign exchange forward contracts	Other receivables and prepaid expenses	290	588

Total derivatives designated as hedging instrument		$457	$612

Total derivatives not designated as hedging instrument	Other receivables and prepaid expenses (Other payables and accrued expenses)	$(45)	$36

Gain or loss on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive income  to operating expenses for the  year ended December 31, 2010 and 2009  were $841, and $383, respectively. The ineffective portion of the change in fair value of a cash flow hedge for the year ended December 31, 2010, was not material.

Non-Designated Hedges

The Company also uses foreign currency forward contracts to mitigate variability in gains and losses generated from the re-measurement of certain monetary assets and liabilities denominated in foreign currencies. These derivatives do not qualify for special hedge accounting treatment. These derivatives are carried at fair value with changes recorded in interest and other income, net. Changes in the fair value of these derivatives are largely offset by re-measurement of the underlying assets and liabilities. Cash flows from such derivatives are classified as operating activities. The derivatives have maturities of approximately twelve months.

NOTE 7:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2010	2009

Prepaid expenses	$1,482	$510
Short-term lease deposits	195	173
Other receivable from insurance carrier in regard of class action (see Note 12)	1,300	1,300
Government authorities	1,056	428
Grants receivable from the OCS	272	337
Foreign currency derivative contracts	457	648
Others	196	222

	$4,958	$3,618

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	INVENTORIES

	December 31,
	2010	2009

Raw materials	$1,071	$578
Finished products	9,759	4,468

	$10,830	$5,046

For the year ended December 31, 2010 and 2009 the Finished products line item above includes the cost of goods sold for which revenue was not yet recognized , in the amount of approximately  $4,622 and $711, respectively.

NOTE 9:-	PROPERTY AND EQUIPMENT

	December 31,
	2010	2009
Cost:
Lab equipment	$9,270	$8,249
Computers and peripheral equipment	6,535	5,663
Office furniture and equipment	419	413
Leasehold improvements	527	497

	16,751	14,822
Accumulated depreciation:
Lab equipment	6,466	5,136
Computers and peripheral equipment	4,549	3,563
Office furniture and equipment	213	181
Leasehold improvements	330	268

	11,558	9,148

Depreciated cost	$5,193	$5,674

Depreciation expenses for the years ended December 31, 2010, 2009 and 2008, were $ 2,577, $ 2,468 and $ 1,988, respectively.

The Company recorded during the year ended December 31, 2009 a disposal of property and equipment, which ceased to be used in a total amount of $ 619, and related accumulated depreciation in the amount of $ 234. The disposal of such equipment resulted in a loss of $385 that was recorded in the consolidated statement of operations.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	INTANGIBLE ASSETS, NET

a.	The following table shows the Company's intangible assets for the periods presented:

	December 31,
	2010	2009
Cost:
Core technology (1)	$726	$726

Accumulated amortization	358	235

Amortized cost	$368	$491

(1)
Core technology was recorded in 2008 following the acquisition of the tangible and the intangible assets of Esphion. The Company amortizes the intangible assets using the straight-line method over a period of six years, which constitutes the number of years that approximate the pattern in which the economic benefits of the intangible assets will be consumed (see also Note 3).

b.	Amortization expenses for the years ended December 31, 2010, 2009 and 2008, were $ 123, $ 116 and $ 119, respectively.

c.	Estimated amortization expenses for the years ending:

Year ending December 31,

2011	$123
2012	123
2013	122

Total	$368

NOTE 11:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2010	2009

Accrued expenses	$1,581	$2,082
Other payable in regard of class action (see Note 12)	1,300	1,300
Accrued royalties to the OCS	1,157	848
Others	331	352

	$4,369	$4,582

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties:

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

As of December 31, 2010, the Company has paid and accrued royalties to the OCS in the amount of $ 8,994, which was recorded to cost of revenues.

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

In addition, the Company has operating lease agreements for its motor vehicles, which terminate in 2011 through 2013

Operating leases (offices and motor vehicles) expenses for the years ended December 31, 2010, 2009 and 2008, were $ 1,676, $ 1,981 and $ 2,667, respectively.

As of December 31, 2010, the aggregate future minimum lease obligations (offices and motor vehicles) under non-cancelable operating leases agreements were as follows:

Year ended December 31,

2011	$1,217
2012	977
2013	539
2014	80

Total	$2,813

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

c.	Lawsuit:

On May 1, 2007, a securities class action complaint, Brickman Investment Inc. v. Allot Communications Ltd. et al., was filed in the United States District Court for the Southern District of New York.  At least three substantially similar complaints were filed in the same court after the original action was filed. We and certain of our directors and officers are named as defendants. The securities class action complaints allege that the defendants violated Sections 11 and 15 of the Securities Act of 1933 by making false and misleading statements and omissions in our registration statement for our initial public offering in November 2006. The claims are purportedly brought on behalf of persons who purchased our stock pursuant to and/or traceable to the initial public offering on or about November 15, 2006 through April 2, 2007. The plaintiffs seek unspecified compensatory damages against the defendants, as well as attorney’s fees and costs. Motions for consolidation and for appointment of lead plaintiff were filed on July 2, 2007 and were decided on March 27, 2008, with an order granting consolidation and appointing co-lead plaintiffs. The Consolidated Amended Compliant was served on June 9, 2008. The defendants moved to dismiss the Consolidated Amended Compliant on August 8, 2008.  While the defendants’ motion to dismiss was still pending, the parties reached on March 31, 2010 an agreement in principle to settle this litigation. Pursuant to the terms of the agreement, the Company will pay to the plaintiffs, for the benefit of the class members, $1.3 million in cash, which amount is to be funded by the Company's insurance carrier. The settlement contemplated therein is conditional upon approval by the court and other contingencies. There is no assurance that final court approval will be obtained. If such approval is not obtained, the parties to this litigation may attempt to reach agreement on alternative settlement terms or resume the litigation. The Company has recorded a liability in its financial statements for the proposed amount of the settlement. In addition, because the insurance carrier has agreed to pay the entire settlement amount and recovery from the insurance carrier is probable, a receivable has also been recorded for the same amount. Accordingly, there is no impact to the Company’s statements of operations or cash flows because the amounts of the settlement and the insurance recovery fully offset each other (See Note 7 and 11).

d.	Major Subcontractor:

The Company currently depends on one subcontractor to manufacture and provide hardware warranty support for its traffic management systems. If the subcontractor experiences delays, disruptions, quality control problems or a loss in capacity, shipments of products may be delayed and the Company’s ability to deliver products could be materially adversely affected. Certain hardware components for the Company’s products come from single or limited sources, and the Company could lose sales if these sources fail to satisfy its supply requirements. In the event that the Company terminates its business connection with the subcontractor, it will have to compensate the subcontractor for certain inventory costs, as specified in the agreement with the subcontractor.

NOTE 13:-	SHAREHOLDERS' EQUITY

a.	Company's shares

As of December 31, 2010, the Company's authorized share capital consists of NIS 20,000,000 divided into 200,000,000 Ordinary Shares, par value NIS 0.1 per share. Ordinary Shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends, if declared.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	SHAREHOLDERS' EQUITY (CONT.)

b.	Warrants

During January 1998, the Company granted, to a Founder and a member of the Board of Directors who also served as Chief Executive Officer at the time of the grant 246,479 warrants to purchase ordinary shares at a purchase price of $2.43 per share . The underlying shares were issued and held in trust for the benefit of the Founder, pending his payment of the full purchase price of approximately $ 600.  During November 2010, the warrants were exercised through a cashless exercise, into 165,200 Ordinary shares of the Company. For the purposes of calculating shareholders equity as of December 31, 2009, the Company did not consider such shares to be outstanding because neither the Founder nor the trustee had voting or economic rights with respect to such shares.

c.	Stock option plan:

A summary of the Company's stock option activity, pertaining to its option plans for employees and non-employees, and related information is as follows:

	Year ended December 31,
	2010		2009		2008
	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price

Outstanding at beginning of year	4,081,683	$3.07	4,069,505	$3.54	3,221,494	$4.42
Granted	906,850	$5.36	1,055,497	$3.05	1,299,150 *)	$2.46
Forfeited	(316,612)	$3.89	(713,374)	$6.46	(392,271)	$7.49
Exercised	(1,244,051)	$2.50	(329,945)	$1.47	(58,868)	$1.53

Outstanding at end of year	3,427,870	$3.81	4,081,683	$3.07	4,069,505	$3.54

Exercisable at end of year	1,638,086	$3.46	2,226,413	$3.12	2,050,911	$3.34

Vested and Expected to Vest	3,019,542	$3.7	2,143,854	$3.33	1,611,697	$3.38

*)	Including 11,800 restricted stock units ("RSUs") granted during 2008.

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal year 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010. This amount may change based on the fair market value of the Company's stock. The total intrinsic value of options outstanding at December 31, 2010, was $ 26,902. The total intrinsic value of exercisable options at December 31, 2010 was approximately $ 13,401. The total intrinsic value of options vested and expected to vest at December 31, 2010 was approximately $ 23,981.

The total intrinsic value of options exercised during the year ended December 31, 2010 was approximately $ 11,388. The number of options vested during the year ended December 31, 2010 was 657,411. The weighted-average remaining contractual life of the outstanding options as of December 31, 2010 is 7.67 years. The weighted-average remaining contractual life of exercisable options as of December 31, 2010, is 6.44 years. As of December 31, 2010, $ 3,463 unrecognized compensation cost related to stock options is expected to be recognized over a period of 4 years with weighted average period of 1.5 years.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	SHAREHOLDERS' EQUITY (CONT.)

c.	Stock option plan (Cont.):

The options outstanding as of December 31, 2010, have been classified by exercise price, as follows:

Exercise price	Shares upon exercise of options outstanding as of December 31, 2010	Weighted average remaining contractual life	Shares upon exercise of options exercisable as of December 31, 2010
		Years

$9.7-11.34	51,598	6.11	51,598
$7.25-9.25	347,900	9.43	37,931
$5.7-6.59	41,075	6.60	37,549
$4.02-5.25	713,150	8.86	118,185
$3.00-4.00	1,125,060	6.78	785,926
$1.92-2.97	1,024,118	7.42	550,769
$1.205-1.56	52,531	5.74	35,218
$0.009-0.03	72,438	7.83	20,910

	3,427,870		1,638,086

The Company has three option plans under which outstanding options as of December 31, 2010, are as follows: (i) under the 1997 option plan, the outstanding options are exercisable for 3,549 Ordinary shares; (ii) under the 2003 option plan, the outstanding options are exercisable for 764,253 Ordinary shares, and (iii) under the 2006 option plan, the outstanding options and RSUs are exercisable for 2,658,381Ordinary shares.

Under the terms of the above option plans, options may be granted to employees, officers, directors and various service providers of the Company and its subsidiaries. The options generally become exercisable quarterly over a four-year period, commencing one year after date of the grant, subject to the continued employment of the employee. The options generally expire no later than ten years from the date of the grant. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised, any options, which are forfeited or cancelled before expiration, become available for future grants. As of December 31, 2010, 196,002 Ordinary shares are available for future issuance under the option plan.

In addition to granting stock options, the Company granted in 2008 RSUs under the 2006 Plan. RSUs vest over a four year period subject to the continued employment of the employee. RSUs that are cancelled or forfeited become available for future grants.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME

a.	Income Tax (Inflationary Adjustments) Law, 1985:

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

Taxable income of Israeli companies is subject to tax at the rate of 27% in 2008, 26% in 2009, and 25% in 2010 and thereafter. In July 2009, Israel's Parliament (the Knesset) passed the Economic Efficiency Law (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the Israeli corporate tax rate and real capital gains tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%. However, the effective tax rate payable by a company which derives income from an approved enterprise may be considerably lower (see also Note 12c).

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

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (CONT.)

c.	Tax benefits under Israel's law for the Encouragement of Capital Investments, 1959 ("the Law") (Cont.):

The entitlement to the above benefits is contingent upon the fulfillment of the conditions stipulated in the Law, regulations published there under and the criteria set forth in the specific letters of approval. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and linked to changes in the Israeli CPI. As of December 31, 2010, management believes that the Company is meeting the aforementioned conditions.

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

During 2010, new legislation amending to the Law was adopted. Under this new legislation, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies, as opposed to the current law’s incentives, which are limited to income from Approved Enterprises during their benefits period. Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter. Certain “Special Industrial Companies” that meet certain criteria (somewhat equivalent to the criteria for the Strategic Investment Track noted above) will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty).

Under the transition provisions of the new legislation, the Company may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. Changing from the current law to the new law is permitted at any time. The Company does not expect the new law to have a material effect on the tax payable on its Israeli operations.

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

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (CONT.)

d.	Tax benefits under the law for the Encouragement of Industry (taxes), 1969 ("the Encouragement Law") (Cont.):

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

e.	Pre-tax loss is comprised as follows:

	Year ended December 31,
	2010	2009	2008

Domestic	$(6,637)	$(7,558)	$(16,525)
Foreign	959	(51)	250

	$(5,678)	$(7,609)	$(16,275)

f.	A reconciliation of the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expenses is as follows:

	Year ended December 31,
	2010	2009	2008

Loss before taxes on income	$(5,678)	$(7,609)	$(16,275)

Theoretical tax expense (benefit) computed at the statutory tax rate (25%, 26% and 27% for the years 2010, 2009 and 2008, respectively)	$(1,419)	$(1,978)	$(4,394)

Losses and temporary differences, net in respect of which no deferred taxes were recorded	728	1,738	3,811
Taxes with respect to prior years	35	(189)	(58)
Change in expense associated with tax positions for current year	-	(210)	35
Impairment (recording) of withholding tax asset	(53)	29	74
Non-deductible expenses and other	60	70	265
Non-deductible share-based compensation expenses	499	597	454
Others	234	6	33

Actual tax expenses	$84	$63	$220

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (CONT.)

g.	Taxes on income are comprised as follows:

	Year ended December 31,
	2010	2009	2008

Current taxes	$109	$113	$343
Deferred taxes	(7)	320	(174)
Taxes in respect of previous years	35	(189)	(58)
Change in expense associated with tax positions for current year	-	(210)	35
Impairment (recording) of withholding tax asset	(53)	29	74

	$84	$63	$220

h.	Net operating losses carry forward:

The Company has accumulated losses for tax purposes as of December 31, 2010, in the amount of approximately $ 43,000, which may be carried forward and offset against taxable income in the future for an indefinite period. In addition, the Company has accumulated capital losses for tax purposes as of December 31, 2010, in the amount of approximately $21,000, which may be carried forward and offset against taxable capital gains in the future for an indefinite period. The Company expects that during the period in which these tax losses are utilized its income would be substantially tax exempt. Accordingly, there will be no tax benefit available from such losses and no deferred income taxes have been included in these financial statements.

The European subsidiary is subject to French income taxes and has a net operating loss carry forward amounting as of December 31, 2010, to approximately $ 2,700, which may be carried forward and offset against taxable capital gains in the future for an indefinite period.

i.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax are as follows:

	December 31,
	2010	2009
Deferred tax assets:
Operating and capital loss carry forward	$13,539	$11,070
Reserves and allowances	2,905	4,639

Deferred tax asset before valuation allowance	16,444	15,709
Valuation allowance	(16,287)	(15,559)

Net deferred tax asset	$157	$150

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (CONT.)

j.	A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,
	2010	2009

Beginning balance	$75	$285
Increase (decrease) in exposure associated with tax positions for current year	--	(210)

Ending balance	$75	$75

The Company conducts business globally and, as a result, the Company or one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Israel, France, and the United States. With few exceptions, the Company is no longer subject to Israeli final tax assessment through the year 2005 and the European and U.S. subsidiaries have final tax assessment through 2006.

NOTE 15:-	GEOGRAPHIC INFORMATION

Allot operates in a single reportable segment. Revenues are based on the customer's location:

	Year ended December 31,
	2010	2009	2008

Europe	$30,434	$18,735	$12,221
Asia and Oceania	12,469	11,004	11,235
United States of America	7,680	6,316	7,582
Middle East and Africa	3,890	2,992	2,752
Americas (excluding United States of America)	2,499	2,704	3,311

	$56,972	$41,751	$37,101

During the year ended December 2010 and 2009, approximately 30% and 15% of the Company's revenues derived from a single customer. During 2008, no single customer accounted for more than 10% of the Company's revenues.

The following presents total long-lived assets as of December 31, 2010 and 2009:

	December 31,
	2010	2009
Long-lived assets:
Israel	$8,650	$9,270
United States of America	265	300
Other	134	173

	$9,049	$9,743

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	FINANCIAL AND OTHER EXPENSES, NET
	Year ended December 31,
	2010	2009	2008
Financial and other income:
Interest income	$(492)	$(914)	$(2,571)

Financial and other expenses:
Interest expenses (income) and other miscellaneous	216	(137)	388
Foreign currency transactions differences	471	52	0
Impairment related to Auction-Rate Securities, net	7,712	3,036	7,700

	$7,907	$2,311	$5,517