Form 20-F
period 2011-12-31
Allot Communications Ltd.
filed 2012-04-17
CIK 1365767

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report……………………………… For the transition period from ______ to ______

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2011: 30,950,234 ordinary shares, NIS 0.10 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

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

Forward-Looking Statements

In addition to historical facts, this annual report on Form 20-F contains forward-looking statements within the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

•	statements regarding projections of capital expenditures;

•	statements regarding competitive pressures;

•	statements regarding expected revenue growth;

•	statements regarding the expected growth in the use of particular broadband applications;

•	statements as to our ability to meet anticipated cash needs based on our current business plan;

•	statements as to the impact of the rate of inflation and the political and security situation on our business;

•	statements regarding the price and market liquidity of our ordinary shares;

•	statements as to our ability to retain our current suppliers and subcontractors; and

•	statements regarding our future performance, sales, gross margins, expenses (including stock-based compensation expenses) and cost of revenues.

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

In addition, statements that use the terms “may,” “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” “predict,” “potential” and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this annual report reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

TABLE OF CONTENTS

PART I
ITEM 1: Identity of Directors, Senior Management and Advisers	6
ITEM 2: Offer Statistics and Expected Timetable	6
ITEM 3: Key Information	6
Selected Financial Data	6
Capitalization and Indebtedness	7
Reasons for Offer and Use of Proceeds	7
Risk Factors	7
ITEM 4: Information on Allot	19
History and Development of Allot	19
Business Overview	19
Organizational Structure	26
Property, Plants and Equipment	27
ITEM 4A: Unresolved Staff Comments	27
ITEM 5: Operating and Financial Review and Prospects	27
Operating Results	27
Liquidity and Capital Resources	39
Research and Development, Patents and Licenses	40
Trend Information	40
Off-Balance Sheet Arrangements	40
Contractual Obligations	40
ITEM 6: Directors, Senior Management and Employees	41
Directors and Senior Management	41
Compensation of Officers and Directors	44
Board Practices	45
Employees	50
Share Ownership	51
ITEM 7: Major Shareholders and Related Party Transactions	53
Major Shareholders	53
Related Party Transactions	54
Interests of experts and counsel	55
ITEM 8: Financial Information	55
Consolidated Financial Statements and Other Financial Information	55
Significant Changes	56

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

A.           Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “ITEM 5: Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 the consolidated balance sheet data as of December 31, 2010 and 2011 are derived from our audited consolidated financial statements included in “ITEM 18: Financial Statements,” which have been prepared in accordance with generally accepted accounting principles in the United States. The consolidated statements of operations for the years ended December 31, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements which are not included in this annual report.

	Year ended December 31,
	2007	2008	2009	2010	2011
	(in thousands of U.S. dollars, except per share and share data)
Consolidated Statements of Operations:
Revenues:
Products	$25,073	$27,121	$29,641	$40,852	$56,810
Services	7,429	9,980	12,110	16,120	20,943
Total revenues	32,502	37,101	41,751	56,972	77,753
Cost of revenues(1):
Products	6,603	8,198	10,094	14,015	19,540
Services	1,416	1,498	1,741	1,970	2,635
Total cost of revenues	8,019	9,696	11,835	15,985	22,175
Gross profit	24,483	27,405	29,916	40,987	55,578
Operating expenses:
Research and development, gross	11,755	14,635	11,705	14,038	16,896
Less royalty-bearing participation	2,371	2,671	2,440	2,774	3,674
Research and development, net(1)	9,384	11,964	9,265	11,264	13,222
Sales and marketing(1)	18,081	19,781	20,408	22,021	26,543
General and administrative(1)	5,583	6,174	5,541	5,473	7,474
In process research and development	-	244	-	-	-
Total operating expenses	33,048	38,163	35,214	38,758	47,239
Operating income (loss)	(8,565)	(10,758)	(5,298)	2,229	8,339
Financing income (expenses), net	(845)	(5,517)	(2,311)	(7,907)	415
Income (loss) before income tax expenses (benefit)	(9,410)	(16,275)	(7,609)	(5,678)	8,754
Income tax expenses (benefit)	530	220	63	84	(55)
Net income (loss)	$(9,940)	$(16,495)	$(7,672)	$(5,762)	$8,809
Basic net earnings (loss) per share	$(0.46)	$(0.75)	$(0.35)	$(0.25)	$0.35
Diluted net earnings (loss) per share	$(0.46)	$(0.75)	$(0.35)	$(0.25)	$0.33
Weighted average number of shares used in computing basic net earnings (loss) per share	21,525,822	22,054,211	22,185,702	22,831,014	25,047,771
Weighted average number of shares used in computing diluted net earnings (loss) per share	21,525,822	22,054,211	22,185,702	22,831,014	27,071,872
___________________
(1) Includes stock-based compensation expense related to options granted to employees and others as follows:

	Year ended December 31,
	2007	2008	2009	2010	2011
	(in thousands of U.S. dollars)
Cost of revenues	$48	$50	$104	$95	$103
Research and development expenses, net	230	321	357	352	442
Sales and marketing expenses	340	465	775	851	1,001
General and administrative expenses	743	866	1,062	692	710
Total	$1,361	$1,702	$2,298	$1,990	$2,256

	At December 31,
	2007	2008	2009	2010	2011
	(in thousands of U.S. dollars)
Consolidated balance sheet data:
Cash and cash equivalents	$28,101	$40,029	$36,470	$42,858	$116,682
Short-term deposits and restricted deposits	62	2,121	2,324	1,060	25,138
Marketable securities	42,614	15,319	14,490	15,531	17,580
Working capital	37,225	40,688	38,179	59,841	158,937
Total assets	94,655	82,851	82,943	95,187	197,058
Total liabilities	17,470	19,672	22,531	30,199	34,489
Accumulated deficit	(47,208)	(63,703)	(63,694)	(69,456)	(60,647)
Share capital	480	482	492	527	720
Total shareholders’ equity	77,185	63,179	60,412	64,988	162,569

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

Risks Relating to Our Business

We only recently achieved profitability and may not be able to maintain it.

In 2011, we had net income of $8.8 million. However, we have a history of net losses in prior fiscal years. Our net losses in 2009 and 2010 were caused or exacerbated by losses resulting from our realized losses and impairment charges related to auction-rate securities, which we have subsequently sold. Nevertheless, we can provide no assurance that we will be able to maintain profitability and we may incur losses in the future if we do not generate sufficient revenues.

We may be unable to compete effectively with other companies in our market who offer, or may in the future offer, competing technologies.

We compete in a rapidly evolving and highly competitive sector of the networking technology market. We face significant competition from router and switch infrastructure companies, such as Cisco Systems, Inc., Telefonaktiebolager LM Erricson and Huawei Technologies Co., Ltd., which integrate functionalities into their platforms addressing some of the problems that our products address. Our competitors have also identified the potential market opportunity offered by the largest service providers, referred to as Tier 1 operators, and we therefore expect intense competition in this portion of our market in the future. Our principal competitors in the field of DPI technology are Sandvine Inc. and Procera Networks, Inc. We also face competition from companies that offer partial or alternative solutions addressing limited aspects of the challenges facing broadband providers, such as network monitoring or security. Our competitors may announce new products, services or enhancements that better meet the needs of customers or changing industry requirements, or may offer alternative methods to achieve customer objectives. One of our direct competitors, Cisco Systems, is substantially larger than we are and has significantly greater financial, sales and marketing, technical, manufacturing and other resources. As the mobile DPI market has grown, new competitors have entered and may continue to enter the market. The entry of new competitors into our market and acquisitions of our existing competitors by companies with significant resources and established relationships with our potential customers could result in increased competition and harm to our business. Increased competition may cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition or result of operations.

We depend on one or more significant customers and the loss of any such significant customer could harm our results of operations.

The loss of any significant customer or a significant decrease in business from any such customer could harm our results of operations and financial condition. In addition, revenues from individual customers may fluctuate from time to time based on the timing and the terms under which further orders are received and the duration of the delivery and implementation of such orders. During 2011, no single customer accounted for more than 10% of our revenues. We derived 15%, 30% and 15% of our total revenues in 2009, 2010 and 2011, respectively, from one global Tier 1 mobile operator group.

Industry consolidation may lead to increased competition and may harm our operating results.

Our market may be subject to industry consolidation, as companies attempt to maintain or strengthen their positions in an evolving industry, are unable to continue their operations or are acquired. For example, some of our current and potential competitors have made, or have been reported as considering making, acquisitions or have announced new strategic alliances designed to position them with the ability to provide many of the same services that we provide, to both the service provider and enterprise markets. We believe that industry consolidation may result in stronger competitors that are better able to compete as sole-source vendors for customers. This could lead to more variability in our operating results and could have a material adverse effect on our financial condition or results of operations.

Demand for our products may be impacted by government regulation of the telecommunications industry.

Service providers are subject to government regulation in a number of jurisdictions in which we sell our products. There are several proposals in the United States and Europe for regulating service providers’ ability to prioritize applications in their networks. Advocates for regulating this industry claim that collecting premium fees from certain “preferred” applications would distort the market for Internet applications in favor of larger and better-funded content providers. They also claim that this would impact end-users who already purchased broadband access only to experience response times that differ based on content provider. Opponents believe that content providers who support bandwidth-intensive applications should be required to pay service providers a premium in order to support further network investments. In August 2008, the United States Federal Communications Commission (the “FCC”) issued a ruling prohibiting Comcast, the second-largest broadband provider in the United States, from delaying certain peer-to-peer traffic on its network. Comcast filed an appeal of the ruling in September 2008. In April 2010, a federal appeals court ruled that under current law the FCC had limited power over Web traffic. In December 2010, the FCC adopted rules which would give it regulatory power over Internet service providers in order to prevent them from blocking or unreasonably discriminating against Web content, services or applications. Demand from service providers for the traffic management and subscriber management features of our products could be adversely affected if regulations prohibit or limit service providers from managing traffic on their networks. A decrease in demand for these features could adversely impact sales of our products and could have a material adverse effect on our business, financial condition or result of operations.

Our revenues and business will be harmed if we do not keep pace with changes in broadband applications and with advances in technology, including through significant investment.

We will need to invest heavily in the continued development of our technology in order to keep pace with rapid changes in applications and increased broadband network speeds and with our competitors’ efforts to advance their technology. Designers of broadband applications that our products identify and manage are using increasingly sophisticated methods to avoid detection and management by network operators. Even if our products successfully identify a particular application, it is sometimes necessary to distinguish between different types of traffic belonging to a single application. Accordingly, we face significant challenges in ensuring that we identify new applications and new versions of current applications as they are introduced without impacting network performance, especially as networks become faster. This challenge is increased as we seek to expand sales of our products in new geographic territories because the applications vary from country to country and region to region. Our business and revenues will be adversely affected if we fail to address the needs of customers in particular geographic markets or if we fail to develop enhancements to our products in order to keep pace with advances in technology.

The network equipment market is subject to rapid technological progress and to compete, we need to achieve widespread market acceptance.

The network equipment market is characterized by rapid technological progress, frequent new product introductions, changes in customer requirements and evolving industry standards. To compete, we need to achieve widespread market acceptance. Developments in routers and routing software could also significantly reduce demand for and sales of our products and could cause our products to become obsolete, which may result in inventory write downs. Alternative technologies could achieve widespread market acceptance and displace the technology on which we have based our product architecture. We can give no assurance that our technological approach will achieve broad market acceptance or that other technology or devices will not supplant our technology and products.

We need to increase the functionality of our products and offer additional features and value-added services in order to maintain or increase our profitability.

The market in which we operate is highly competitive and unless we continue to enhance the functionality of our products and add additional features, our competitiveness may be harmed and the average sale prices for our products may decrease. Such decreases generally result from the introduction by competitors of competing products and from the standardization of DPI technology. To counter this trend, we endeavor to enhance our products by offering higher system speeds, additional features and value-added services such as additional security, video functions, support for additional applications and enhanced reporting tools. We may also need to reduce our per unit manufacturing costs at a rate equal to or greater than the rate at which selling prices decline. If we are unable to reduce costs or offer increased functionally and features, our profitability may be adversely affected.

Sales of our products to large service providers can involve a lengthy sales cycle, which may impact the timing of our revenues and result in us expending significant resources without making any sales.

Our sales cycles to large service providers, including carriers, mobile operators and cable operators, are generally lengthy because these end-customers consider our products to be capital equipment and undertake significant testing to assess the performance of our products within their networks. As a result, we often invest significant time from initial contact with a large service provider until it decides to incorporate our products in its network. We may also expend significant resources in attempting to persuade large service providers to incorporate our products into their networks without success. Even after deciding to purchase our products, the initial network deployment of our products by a large service provider may last up to one year. If a competitor succeeds in convincing a large service provider to adopt that competitor’s product, it may be difficult for us to displace the competitor because of the cost, time, effort and perceived risk to network stability involved in changing solutions. As a result, we may incur significant expenses without generating any sales, which could adversely affect our profitability.

The complexity and scope of the solutions and services we provide to larger service providers is increasing. Larger projects entail greater operational risk and an increased chance of failure.

The complexity and scope of the solutions and services we provide to larger service providers is increasing. The larger and more complex such projects are, the greater the operational risks associated with them. These risks include failure to fully integrate our products into the service provider’s network or with third-party products, our dependence on subcontractors and partners and on effective cooperation with third-party vendors for the successful and timely completion of such projects. If we encounter any of these risks, we may incur higher costs in order to complete the project and may be subject to contractual penalties resulting in lower profitability. In addition, the project may demand more of our management’s time than was originally planned, and our reputation may be adversely impacted.

We depend for a material portion of our business on third-parties to market, sell, install and provide initial technical support for our products.

We depend for a material portion of our business on third-party channel partners, such as distributors, resellers, OEMs and system integrators, to market and sell our products to end-customers. Our channel partners are also responsible for installing our products and providing initial customer support for them. As a result, we depend on the ability of our channel partners to successfully market and sell our products to these end-customers. We also depend on our ability to maintain our relationships with existing channel partners and to develop relationships with new channel partners in key markets. We cannot assure you that our channel partners will market our products effectively, receive and fulfil customer orders for our products on a timely basis or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. In addition, any failure by our channel partners to provide adequate initial support to end-customers could result in customer dissatisfaction with us or our products, which could result in a loss of customers, harm our reputation and delay or limit market acceptance of our products. Our products are complex and it takes time for a new channel partner to gain experience in the operation and installation of these products. Therefore, it may take a period of time before a new channel partner can successfully market, sell and support our products if an existing channel partner ceases to sell our products. Additionally, our agreements with channel partners are generally not exclusive and our channel partners may market and sell products that compete with our products. Our agreements with our distributors and resellers are usually for an initial one-year term and following the expiration of this term, can be terminated by either party. We can give no assurance that these agreements will remain in effect and any termination of one or more of the agreements may adversely affect our profitability and results of operations.

We are subject to certain regulatory regimes that may affect the way that we conduct business internationally and our failure to comply with applicable laws and regulations could adversely affect our reputation and result in penalties and increased costs.

We are subject to a complex system of laws and regulations related to international trade, including economic sanctions and export control laws and regulations.  It is our policy not to make direct or indirect prohibited sales of our products, including into countries sanctioned under laws to which we are subject, and to contractually limit the territories into which our channel partners may sell our products.  Nevertheless, we recently learned that one of our channel partners had sold certain of our products (designed for the enterprise market) outside of its contractually designated territory, including into a sanctioned country, and we subsequently determined that our contract management protocol for authorizing channel partner sales was not adequately followed in that instance.

We are also subject to the U.S. Foreign Corrupt Practices Act, or FCPA, and may be subject to similar worldwide anti-bribery laws that generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business.  Some of the countries in which we operate have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices.

Despite our compliance and training programs, we cannot be certain that our procedures will be sufficient to ensure consistent compliance with all applicable international trade and anti-corruption laws, or that our employees or channel partners will strictly follow all policies and requirements to which we subject them.  Any alleged or actual violations of these laws may subject us to government scrutiny, investigation, debarment, and civil and criminal penalties, which may have an adverse effect on our results of operations, financial condition and reputation.

We are dependent on our traffic management systems and network management application suites for the substantial majority of our revenues.

         In the past three years, we increased sales of our Service Gateway platforms and our SMP network management application suite. However, sales of our NetEnforcer traffic management system and NetXplorer network management system continued to account for a significant portion of our revenues in 2010 and 2011 and we currently expect that these systems will continue to account for a considerable portion of our revenues in the immediate future. As a result, any factor adversely affecting our ability to sell, or the pricing of or demand for, our NetEnforcer traffic management system and NetXplorer network management system would severely harm our ability to generate revenues and could have a material adverse effect on our business.

We integrate various third-party solutions into, or together with, our products and may integrate or offer additional third-party solutions in the future. If we lose the right to use such solutions, our sales could be disrupted and we would have to spend additional capital to replace such components.

We integrate various third-party solutions into, or together with, our products and may integrate or offer additional third-party solutions in the future. Sales of our products could be disrupted if such third-party solutions were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to spend additional capital to either redesign our products to function with alternate third-party solutions or develop substitute components ourselves. We might, as a result, be forced to limit the features available in our current or future product offerings, which could have a material adverse effect on our business.

Our products are highly technical and any undetected software or hardware errors in our products could have a material adverse effect on our operating results.

Our products are complex and are incorporated into broadband networks, which are a major source of revenue for service providers and support critical applications for subscribers and enterprises. Due to the highly technical nature of our products and variations among customers’ network environments, we may not detect product defects until our products have been fully deployed in our customers’ networks. Regardless of whether warranty coverage exists for a product, we may be required to dedicate significant technical resources to repair any defects. If we encounter significant product problems, we could experience, among other things, loss of major customers, cancellation of product orders, increased costs, delay in recognizing revenues and damage to our reputation. We could also face claims for product liability, tort or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention. In addition, if our business liability insurance is inadequate or future coverage is unavailable on acceptable terms or at all, our financial condition could be harmed.

Demand for our products depends in part on the rate of adoption of bandwidth-intensive broadband applications, such as Internet video and online video gaming applications and other applications that are highly sensitive to network delays, such as VoIP.

Our products are used by service providers and enterprises to monitor and manage bandwidth-intensive applications that cause congestion in broadband networks and impact the quality of experience of users. Demand for our products is driven particularly by growth in applications, which are highly sensitive to network delays and therefore require efficient network management, such as VoIP, Internet video and television and online video gaming applications. If the rapid growth in the adoption of VoIP and in the popularity of Internet video and online video gaming applications does not continue, the demand for our products may be adversely impacted.

We currently depend on a single subcontractor to manufacture and provide hardware warranty support for our Service Gateway platforms and our NetEnforcer traffic management systems. If this subcontractor experiences delays, disruptions, quality control problems or a loss in capacity, it could materially and adversely affect our operating results.

We currently depend on a single subcontractor, Flextronics (Israel) Ltd., a subsidiary of Flextronics, a global electronics manufacturing services company, to manufacture, assemble, test, package and provide hardware warranty support for our Service Gateway platforms and our NetEnforcer traffic management systems. In addition, our agreement with Flextronics (Israel) requires it to procure and store key components for our products at its facilities. If Flextronics (Israel) experiences delays, disruptions or quality control problems in manufacturing our products, or if we fail to effectively manage our relationship with Flextronics (Israel), product shipments may be delayed and our ability to deliver products to customers could be materially and adversely affected. Flextronics (Israel) may terminate our agreement at any time during the term upon 180-days prior notice. We expect that it would take approximately six months to transition the manufacturing of our products to an alternate manufacturer and our inventory of completed products may not be sufficient for us to continue delivering products to our customers on a timely basis during any such transition period. Therefore, the loss of Flextronics (Israel) could adversely affect our sales and operating results and harm our reputation.

Certain hardware components for our products come from single or limited sources and we could lose sales if these sources fail to satisfy our supply requirements.

We obtain certain hardware components used in our products from single or limited sources. Although these are off-the-shelf items, because our systems have been designed to incorporate these specific components, any change to these components due to an interruption in supply or our inability to obtain such components on a timely basis would require engineering changes to our products before substitute components could be incorporated. Such changes could be costly and result in lost sales particularly to the central processing unit for our Service Gateway platforms and our NetEnforcer AC-1400, AC-3000, AC-500. The agreements with our suppliers do not contain any minimum supply commitments. If we or our contract manufacturer fail to obtain components in sufficient quantities when required, our business could be harmed. Our suppliers also sell products to our competitors and may enter into exclusive arrangements with our competitors, stop selling their products or components to us at commercially reasonable prices or refuse to sell their products or components to us at any price. Our inability to obtain sufficient quantities of single-source or limited-sourced components or to develop alternative sources for components or products would harm our ability to maintain and expand our business.

We may expand our business or enhance our technology through acquisitions that could result in diversion of resources and extra expenses. This could disrupt our business and adversely affect our financial condition.

Part of our strategy is to selectively pursue partnerships and acquisitions. In 2008, we acquired the business of Esphion, a developer of network protection solutions for telecommunications operators and internet service providers, which increased the scope of our product offerings. The negotiation of acquisitions, investments or joint ventures, as well as the integration of acquired or jointly developed businesses or technologies, could divert our management’s time and resources. Acquired businesses, technologies or joint ventures may not be successfully integrated with our products and operations and we may not realize the intended benefits of these acquisitions. We may also incur future losses from any acquisition, investment or joint venture. In addition, acquisitions could result in:

•	substantial cash expenditures;
•	potentially dilutive issuances of equity securities;
•	the incurrence of debt and contingent liabilities;
•	a decrease in our profit margins; and
•	amortization of intangibles and potential impairment of goodwill.

If acquisitions disrupt our operations or result in significant expenditures or liabilities, our business, operating results or financial conditions may suffer.

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

We may not be able to enforce employees’ covenants not to compete under the current laws of some jurisdictions in which we operate and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

It is our practice to have our employees sign appropriate non-compete agreements when permitted under applicable law. These agreements prohibit our employees who cease working for us from competing directly with us or working for our competitors for a limited period of time. The enforceability of non-compete clauses in certain jurisdictions in which we operate may be limited. Under the current laws of some jurisdictions in which we operate, we may be unable to enforce these agreements and it may thereby be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us.

If we are unable to successfully protect the intellectual property embodied in our technology, our business could be harmed significantly.

Know-how relating to networking protocols, building carrier-grade systems and identifying applications is an important aspect of our intellectual property. To protect our know-how, we customarily require our employees, distributors, resellers, software testers and contractors to execute confidentiality agreements or agree to confidentiality undertakings when their relationship with us begins. Typically, our employment contracts also include the following clauses: assignment of intellectual property rights for all inventions developed by employees and non-disclosure of all confidential information. We cannot provide any assurance that the terms of these agreements are being observed and will be observed in the future. Because our product designs and software are stored electronically and thus are highly portable, we attempt to reduce the portability of our designs and software by physically protecting our servers through the use of closed networks, which prevent external access to our servers. We cannot be certain, however, that such protection will adequately deter individuals or groups from wrongfully accessing our technology. Monitoring unauthorized use of intellectual property is difficult and some foreign laws do not protect proprietary rights to the same extent as the laws of the United States. We cannot be certain that the steps we have taken to protect our proprietary information will be sufficient. In addition, to protect our intellectual property, we may become involved in litigation, which could result in substantial expenses, divert the attention of management, cause significant delays, materially disrupt the conduct of our business or adversely affect our revenue, financial condition and results of operations.

 As of December 31, 2011, we had a limited patent portfolio. We had two issued U.S. patents and four pending U.S. patent applications. While we plan to protect our intellectual property with, among other things, patent protection, there can be no assurance that:

•	current or future U.S. or foreign patents applications will be approved;
•	our issued patents will protect our intellectual property and not be held invalid or unenforceable if challenged by third-parties;
•	we will succeed in protecting our technology adequately in all key jurisdictions in which we or our competitors operate;
•	the patents of others will not have an adverse effect on our ability to do business; or
•	others will not independently develop similar or competing products or methods or design around any patents that may be issued to us.

The failure to obtain patents, inability to obtain patents with claims of a scope necessary to cover our technology or the invalidation of our patents may weaken our competitive position and may adversely affect our revenues.

We may be subject to claims of intellectual property infringement by third-parties that, regardless of merit, could result in litigation and our business, operating results or financial condition could be materially adversely affected.

There can be no assurance that we will not receive communications from third-parties asserting that our products and other intellectual property infringe, or may infringe their proprietary rights. We are not currently subject to any proceedings for infringement of patents or other intellectual property rights and are not aware of any parties that intend to pursue such claims against us. Any such claim, regardless of merit, could result in litigation, which could result in substantial expenses, divert the attention of management, cause significant delays and materially disrupt the conduct of our business. As a consequence of such claims, we could be required to pay substantial damage awards, develop non-infringing technology, enter into royalty-bearing licensing agreements, stop selling our products or re-brand our products. If it appears necessary, we may seek to license intellectual property that we are alleged to infringe. Such licensing agreements may not be available on terms acceptable to us or at all. Litigation is inherently uncertain and any adverse decision could result in a loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from others and otherwise negatively affect our business. In the event of a successful claim of infringement against us and our failure or inability to develop non-infringing technology or license the infringed or similar technology, our business, operating results or financial condition could be materially adversely affected.

We use certain “open source” software tools that may be subject to intellectual property infringement claims, the assertion of which could impair our product development plans, interfere with our ability to support our clients or require us to pay licensing fees.

Certain of our products contain open source code and we may use more open source code in the future. Open source code is code that is covered by a license agreement that permits the user to liberally copy, modify and distribute the software without cost, provided that users and modifiers abide by certain licensing requirements. The original developers of the open source code provide no warranties on such code. As a result of our use of open source software, we could be subject to suits by parties claiming ownership of what we believe to be open source code and we may incur expenses in defending claims that we did not abide by the open source code license. If we are not successful in defending against such claims, we may be subject to monetary damages or be required to remove the open source code from our products. Such events could disrupt our operations and the sales of our products, which would negatively impact our revenues and cash flow. In addition, under certain conditions, the use of open source code to create derivative code may obligate us to make the resulting derivative code available to others at no cost. If we are required to publicly disclose the source code for such derivative products or to license our derivative products that use an open source license, our previously proprietary software products would be available to others, including our customers and competitors without charge. We monitor our use of such open source code to avoid subjecting our products to conditions that we do not intend. The use of such open source code, however, may ultimately subject some of our products to unintended conditions so that we are required to take remedial action that may divert resources away from our development efforts.

Unfavorable global economic conditions could have a material adverse effect on our business, financial condition or operating results.

The 2008 and 2009 crisis in the financial and credit markets in the United States, Europe and Asia led to a global economic slowdown that is ongoing, with economies in those territories continuing to show significant weakness and there is continuing economic uncertainty. If the economies of any part of the world remain uncertain or further deteriorate, many enterprises, telecommunication carriers and service providers may significantly reduce or postpone capital investments. This could result in reductions in the sales of our products or services, longer sales cycles, slower adoption of new technologies and increased price competition. We continuously monitor market trends and intend to take such steps as we deem appropriate to adjust our operations. Because a substantial portion of our operating expenses consist of salaries, we may not be able to reduce our operating expenses in line with any reduction in revenues or may elect not to do so for business reasons. We will need to continue to generate increased revenues and manage our costs to maintain profitability. If global economic and market conditions do not improve, or continue to remain uncertain, this may increase our inventories, decrease our revenues, result in additional pressure on the price of our products, prolong payment terms or increase the risk of our incurrence of bad debts. Such circumstances would have a material adverse effect on our results of operations and cash flow from operations.

Our international operations expose us to the risk of fluctuations in currency exchange rates.

Our revenues are generated primarily in U.S. dollars and a major portion of our expenses are denominated in U.S. dollars. As a result, we consider the U.S. dollar to be our functional currency. Other significant portions of our expenses are denominated in shekels and to a lesser extent in Euros and other currencies. Our shekel-denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in shekels. In 2011, the shekel continued to fluctuate against the U.S. dollar. The shekel was appreciated by approximately 4% against the U.S. Dollar in the first half of the year and then devaluated by approximately 12% in the second half of the year. In total, during 2011, the shekel devaluated by approximately 8% against the U.S. dollar. If the U.S. dollar weakens against the shekel or other currencies we are exposed to, there will be a negative impact on our results of operations. We use derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on balance sheet accounts and forecast cash flows. We may not purchase derivative instruments adequately to insulate ourselves from foreign currency exchange risks. The volatility in the foreign currency markets may make hedging our foreign currency exposures challenging. In addition, because a portion of our revenue is not incurred in U.S. dollars, fluctuations in exchange rates between the U.S. dollar and the currencies in which such revenue is incurred may have a material adverse effect on our results of operations and financial condition. If we wish to maintain the U.S. dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment.

Risks Related to Our Ordinary Shares

The share price of our ordinary shares has been and may continue to be volatile.

Our quarterly financial performance is likely to vary in the future, and may not meet our expectations or the expectations of analysts or investors, which may lead to additional volatility in our share price. The market price of our ordinary shares may be volatile and could fluctuate substantially due to many factors, including, but not limited to:

•	announcements or introductions of technological innovations, new products, product enhancements or pricing policies by us or our competitors;
•	winning or losing contracts with service providers;
•	disputes or other developments with respect to our or our competitors’ intellectual property rights;
•	announcements of strategic partnerships, joint ventures or other agreements by us or our competitors;
•	recruitment or departure of key personnel;
•	regulatory developments in the markets in which we sell our products;
•	our sale of ordinary shares or other securities in the future;
•	changes in the estimation of the future size and growth of our markets; or
•	market conditions in our industry, the industries of our customers and the economy as a whole.

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

Our shareholders do not have the same protections afforded to shareholders of a U.S. company because we have elected to use certain exemptions available to foreign private issuers from certain NASDAQ corporate governance requirements.

As a foreign private issuer, we are permitted under NASDAQ Marketplace Rule 5615(a)(3) to follow Israeli corporate governance practices instead of the NASDAQ Stock Market requirements that apply to U.S. companies. As a condition to following Israeli corporate governance practices, we must disclose which requirements we are not following and the equivalent Israeli law requirement. We must also provide NASDAQ with a letter from our Israeli outside counsel, certifying that our corporate governance practices are not prohibited by Israeli law. As a result of these exemptions, our shareholders do not have the same protections as are afforded to shareholders of a U.S. company. We may also in the future choose to follow Israeli law and practices in lieu of other requirements of NASDAQ Rule 5600.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Although we did not use the market capitalization method to value our assets in 2009, as noted in our prior Form 20-Fs, we relied on the market capitalization method to determine the fair market value of our assets for the taxable year ended December 31, 2011.  Based on certain estimates of our gross income and gross assets, the nature of our business and the anticipated amount of goodwill (which is determined in large part by the price of our stock), we believe that we were not a PFIC for our taxable year ended December 31, 2011 and do not expect to become a PFIC for our taxable year ending December 31, 2012. A non-U.S. company will generally be characterized as a PFIC for any taxable year in which 75% or more of its gross income is passive income or in which 50% or more of the average value of its gross assets produce passive income or are held for the production of passive income.

If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gains income, and having potentially punitive interest charges apply to the proceeds of share sales. Similar rules apply to distributions that are “excess distributions.”

The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2012 or in subsequent years.

If the price of our ordinary shares declines, we may be more vulnerable to an unsolicited or hostile acquisition bid.

We do not have a controlling shareholder. Notwithstanding provisions of our articles of association and Israeli law, a decline in the price of our ordinary shares may result in us becoming subject to an unsolicited or hostile acquisition bid. In the event that such a bid is publicly disclosed, it may result in increased speculation regarding our company and volatility in our share price even if our board of directors decides not to pursue a transaction. If our board of directors does pursue a transaction, there can be no assurance that it will be consummated successfully or that the price paid will represent a premium above the original price paid for our shares by all of our shareholders.

Risks Relating to our Location in Israel

Conditions in Israel could adversely affect our business.

We are incorporated under Israeli law and our principal offices, research and development division and manufacturing facilities are located in Israel.  Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors, and Israel continues to be subject to periodic outbreaks of hostilities and missile attacks in certain parts of the country. Moreover, there has been considerable speculation in recent months as to whether there may be a break out between Israel and Iran. Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictions may limit materially our ability to obtain raw materials from these countries or sell our products to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development and manufacturing, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2011, we employed 324 people, of whom 234 were based in Israel. Some of our employees in Israel are obligated to perform annual military reserve duty in the Israel Defense Forces, depending on their age and position in the army. Additionally, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. Our operations could be disrupted by the absence of one or more of our executive officers or key employees for a significant period due to military service and any significant disruption in our operations could harm our business. The full impact on our workforce or business if some of our executive officers and employees are called upon to perform military service, especially in times of national emergency, is difficult to predict. Additionally, the absence of a significant number of employees at our manufacturing subcontractor, Flextronix, as a result of military service obligations may disrupt their operations and could have a material adverse effect on our ability to timely deliver products to customers may be materially adversely affected.

The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

Our investment program in equipment at our facility in Hod-Hasharon, Israel, has been granted approved enterprise status and we are therefore eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investments Law. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2011, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $33 million. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investments Law and its regulations and the criteria set forth in the specific certificate of approval, including, among other conditions, that the approved enterprise be operated over a seven-year period and that at least 30% of our investment in fixed assets of the approved enterprise be funded by additional paid-up ordinary share capital. If we do not meet these requirements, the tax benefits would be canceled and we could be required to refund any tax benefits and investment grants that we received in the past.  Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are cancelled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2010 was 25% of their taxable income and was reduced to 24% in 2011. In December 2011, the Israeli Parliament passed the Law for Tax Burden Reform (Legislative Amendments), 2011 which, among others, cancels the scheduled progressive reduction in the corporate tax rate, and increases the corporate tax rate to 25% in 2012 and subsequent years. This law entered into effect as of December 31, 2011, and has had no material effect on our financial statements.

Effective January 1, 2011, the Investment Law was amended.  Under the amended Investment Law, the criteria for receiving tax benefits were revised. Under the transition provisions of the new legislation, a company may decide to irrevocably implement the new amendment while waiving benefits provided under the current law or to remain subject to the current law.  In the future, we may not be eligible to receive additional tax benefits under this law.  Our Company did not file a request to apply the new benefits under the 2011 Amendment. We do not expect the new law to have a material effect on the tax payable on our Israeli operations. The termination or reduction of these tax benefits would increase our tax liability, which would reduce our profits.  Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs.  Finally, in the event of a distribution of a dividend from the abovementioned tax-exempt income, in addition to withholding tax at a rate of 15% (or a reduced rate under an applicable double tax treaty), we will be subject to tax at the corporate tax rate applicable to our Approved Enterprise’s and Beneficiary Enterprise’s income on the amount distributed in accordance with the effective corporate tax rate which would have been applied had we not enjoyed the exemption. See “Taxation — Israeli Tax Considerations and Government Programs.”

No assurance can be given that we will, in the future, be eligible to receive additional tax benefits under the Investments Law. The termination or reduction of these tax benefits would increase our tax liability in the future, which would reduce our profits or increase our losses. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs.

The government grants we have received for research and development expenditures require us to satisfy specified conditions and restrict our ability to manufacture products and transfer technologies outside of Israel. If we fail to comply with these conditions or such restrictions, we may be required to refund grants previously received together with interest and penalties and may be subject to criminal charges.

We have received royalty-bearing grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, for the financing of a portion of our research and development expenditures in Israel, pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984, referred to as the Research and Development Law. In 2009, 2010 and 2011, we received and accrued grants totaling $2.4 million, $2.8 million and $3.7 million from the Office of the Chief Scientist, representing 20.8%, 19.9% and 21.7%, respectively, of our gross research and development expenditures in these periods. We may not receive future grants or may receive significantly smaller grants from the Office of the Chief Scientist and our failure to receive grants in the future could adversely affect our profitability. Royalties on the revenues derived from sales of all of our products are payable to the Israeli government, at the rate of 3% to 5% up to the amount of the grants received as adjusted fluctuations in the U.S. dollar/shekel exchange rate. In practice, we have been subject to, and has been paying, a 3.5% royalty rate.

The terms of the grants prohibit us from manufacturing products outside of Israel or transferring intellectual property rights in technologies developed using these grants inside or outside of Israel without special approvals.

Even if we receive approval to manufacture our products outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. Know-how developed under an approved research and development program may not be transferred to any third-parties, except in certain circumstances and subject to prior approval. In addition, if we fail to comply with any of the conditions and restrictions imposed by the Research and Development Law or by the specific terms under which we received the grants, we may be required to refund any grants previously received together with interest and penalties, and may be subject to criminal charges. In recent years, the government of Israel has accelerated the rate of repayment of the Office of Chief Scientist grants and may further accelerate them in the future.

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

Our articles of association contain certain provisions that may delay or prevent a change of control, including a classified board of directors. In addition, Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could delay or prevent a change in control and may make it more difficult for third-parties to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay for our ordinary shares in the future. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders. See “ITEM 10: Additional Information—Memorandum and Articles of Association—Acquisitions under Israeli Law” and “Anti-Takeover Measures.”

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

We were incorporated on November 12, 1996 as “Ariadne Ltd.” and commenced operations in 1997. In September 1997, we changed our name to “Allot Communications Ltd.”   In November 2006, we listed our shares on NASDAQ. In 2007, we introduced our Service Gateway platform that enables broadband providers to build efficient, secure, manageable and profitable intelligent networks that are optimized to deliver Internet-based content and services. In January 2008, we completed the acquisition of the business of Esphion Limited, a developer of network protection solutions for carriers and internet service providers. In November 2010, we listed our shares on the Tel Aviv Stock Exchange, or TASE, and began applying the reporting reliefs afforded under the Israeli Securities Law to companies whose securities are dually listed on NASDAQ and the TASE.

We paid for capital expenditures of $2.9 million in 2011, $2.3 million in 2010 and $3.6 million in 2009. We have financed our capital expenditures with cash generated from operations and through net proceeds from sales of our equity securities.

Our capital expenditures during 2009, 2010 and 2011 consisted primarily of investments in lab equipment for research and development, as well as customer support and demo units.

B.           Business Overview

Overview

We are a leading provider of intelligent Internet Protocol (“IP”) service optimization, monetization and personalization solutions for mobile, fixed and wireless broadband service providers and enterprises. Demand from users for faster and more reliable access to the Internet, an increase in the number and complexity of broadband applications, and growth in mobile data-enhanced smartphones have resulted in the rapid proliferation of broadband access networks in recent years. Our portfolio of hardware platforms and software applications uses our proprietary deep packet inspection (“DPI”) technology, which we refer to as Dynamic Actionable Recognition Technology, or DART, to transform broadband connections or pipes into smart networks that can manage data traffic efficiently and rapidly deploy value-added services. The resulting intelligent, content-aware broadband networks enable our customers to accurately monitor and manage IP traffic per application, subscriber, network topology and device.

We have a global, diversified end-customer base consisting primarily of mobile and fixed service providers, cable operators, private networks, data centers, governments and enterprises, such as financial and educational institutions. Our scalable, carrier-grade solutions integrate capabilities that allow our customers to optimize the delivery and performance of over-the-top applications and services, monetize network utilization through value-added service deployment, real-time metering and application-aware charging models and personalize the user experience through service tiering and differentiation.

Industry Background

The rapid proliferation of broadband networks in recent years has been largely driven by demand from users for faster and more reliable access to the Internet and by the proliferation in the number and complexity of broadband applications, as well as the proliferation of mobile data-enhanced smartphones.

Rising Network Operational Costs Due to the Rapid Adoption of Broadband Applications

The increasing adoption of broadband access has enabled a growing number of applications and content delivered over broadband networks. Applications such as Internet over-the-top video, P2P, online gaming and online content sites require large and increasing amounts of bandwidth and are highly sensitive to network delays. In response to these challenges, service providers have been forced to invest heavily in network infrastructure upgrades and customer support services in order to maintain the quality of experience for subscribers.

Rising Data Traffic in Mobile Networks

The mobile data market is growing very rapidly, with the proliferation of smartphones and tablets, and the growth of use of mobile modems in laptop computers (“dongles”), as well as the increasing use of the mobile network for various over the top applications.  To put this into perspective, an average smartphone user generates multiple times the data traffic as a non-smartphone user.

The cost of increasing the bandwidth in mobile networks is significantly higher than that in wireline networks. As a result, mobile operators are experiencing economic and infrastructure challenges in meeting the rising tide of data traffic over their networks. In addition, as capacity increases in mobile networks, smartphone users are likely to have increased expectations with respect to speed and performance.

It is becoming increasingly apparent that unmanaged 3G, and even 4G/LTE (Long Term Evolution) mobile networks, will not be able to cope with the rising tide of data traffic, without implementing intelligent bandwidth management solutions.

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

To address these issues and increase the average revenue per user, or ARPU, a significantly increased number of service providers have begun to offer premium, differentiated services, such as improved quality for VoIP and Internet video. By offering such tiered services and charging subscribers according to the value of these services or according to accumulated usage, service providers can capitalize on the revenue enhancement opportunities enabled by broadband applications. To offer premium services and to guarantee service levels for those services, service providers need enhanced visibility into and control of network traffic, including visibility into the type of applications used on the network and levels of traffic generated by different subscribers.

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

        Enterprise Demand for Visibility and Delivery of Mission-Critical Applications

The proliferation of network applications also presents significant challenges for enterprises operating wide-area networks. Enterprises depend on network infrastructure, as cloud computing is used in an increasing number of business applications.   At the same time, the openness of the Internet allows employees to use a wide variety of recreational and non-business applications on enterprise networks, resulting in network congestion and negatively impacting employee productivity. As a result, enterprises have experienced diminished performance of their mission-critical applications.

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

The Allot Solution

Our solutions enable service providers to optimize and monetize their wireline and mobile data networks. These solutions incorporate carrier-class, high-performance traffic management platforms employing advanced deep packet inspection, or DPI, which identifies applications by inspecting their packets, including header and application information.  DPI technology accurately identifies hundreds of applications at high speeds and creates customized detailed usage analyses and reports.  DART is at the core of every Allot product and employs DPI and proprietary algorithms to identify subscriber-application traffic, network topology traffic (such as traffic volume from a particular radio mobile access cell or on a particular backhaul link) and the device in use.  Our solutions give network providers the ability to act upon this data by mapping these elements directly into granular traffic management and charging policies. As a result, network operators can actively regulate bandwidth consumption and service delivery based on network conditions and charge for use based on subscriber profiles and tiered service level agreements.  Our vision is that our technology will become a platform for a range of value-added services, rather than an added feature on a router.

Our Products

Traffic Management Systems

Our traffic management systems consist of the Allot Service Gateway platform and the NetEnforcer devices.

The Allot Service Gateway platform is a carrier-grade, highly scalable line of DPI-based platforms for broadband optimization and revenue generation in fixed and mobile networks as well as large enterprises.  It provides, among other functionalities, traffic prioritization, quality of service, optimization, security threat blocking, media caching, and real-time and offline usage-based charging. The Allot Service Gateway reduces the cost of deploying new services and increases operational efficiency by enabling service providers to deploy multiple services through a single multi-purpose platform rather than by using multiple single purpose devices.  Using the Allot Service Gateway platform, service providers are able to manage all services using the same policy control rules and management application. It provides built-in compatibility with 3G, 4G/LTE and converged network environments, can be managed through our powerful NetXplorer centralized management software and is fully integrated with our Subscriber Management Platform, described below. With up to 160 gigabits per second (Gbps) of throughput in a single platform, the Allot Service Gateway enables operators to manage high-speed broadband performance, to control infrastructure and operating costs and to generate new revenue streams through the deployment of value-added network and subscriber services.

The Allot NetEnforcer traffic management system inspects, monitors and manages network traffic by both application and end-users at user speeds ranging from 200 megabits per second (Mbps) to 8 Gbps.  These devices provide real-time monitoring, policy enforcement and traffic steering to value added services, thereby helping operators control bandwidth usage while improving the quality of experience for network users. NetEnforcer devices are positioned at multiple strategic network locations where the most traffic traverses and can be monitored and managed. These locations include network access points, or “peering points,” where the network connects to other networks and data centers.  NetEnforcer includes the NetXplorer management software and can also be managed by other vendor management applications through an interface that integrates with the end-customer’s operating environment.  These applications include policy servers, provisioning systems, customer care and billing applications.

Our traffic management devices are available in several different models to address the needs of a wide range of service providers and enterprises:

Series	Target Market
NetEnforcer AC-400/AC-500	Small to medium enterprise networks and service provider networks
NetEnforcer AC-1400/ AC-3000	Carrier-class solutions used by large enterprise networks and medium and large service provider networks
Service Gateway –Sigma and Sigma E	Carrier-class solutions used by medium and large service provider networks
_______________________

Our Service Gateway platforms are designed to meet NEBS Level 3 certification requirements to ensure operation in extreme environmental conditions.

Network Management Application Suites

Our network management application suites consist of the NetXplorer management application and the Subscriber Management Platform.

The Allot NetXplorer is the management umbrella for the Allot Service Gateway platforms and the NetEnforcer devices. It provides a central vantage point for network-wide monitoring, reporting, alerting, accounting and quality of service policy provisioning. The Allot NetXplorer contains an intuitive graphical user interface that paints a consolidated picture of application and user traffic, as well as a wide variety of real-time and historical reports that enable service providers to easily drill-down to the granular traffic data, including specific applications and subscribers.

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

                The Allot Subscriber Management Platform, or SMP, is a scalable system that enables the centralized creation, provisioning, management and charging of subscriber-centric services, which allows for personalization of broadband offerings and maximization of revenues. The SMP monitors subscriber behavior to identify, track and report short- or long-term usage trends.  Our SMP operates seamlessly with our traffic management systems and our NetXplorer management system, which provides per-subscriber visibility and policy control to help service providers rapidly create and deploy personalized, tiered service plans, including different quality of service agreements and quota-based plans that meter, control and charge for individual use of bandwidth resources in real-time. Our SMP integrates with operator online and offline charging systems and policy provisioning systems to enable end-to-end solutions for subscriber traffic reporting, management and policy control and charging. This capability facilitates innovative service packaging and pricing based on individual subscriber demand and preference, which in turn, helps service providers differentiate their service offerings, reduce churn and increase average revenue per user.

                Value Added Services

                ServiceProtector

Our ServiceProtector is an attack detection and mitigation service that protects commercial networks against Denial of Service attacks, Zero Day attacks, worms, zombie and spambot behavior. The ServiceProtector helps service providers avoid domain name system blacklisting and maintain network integrity and availability by automatically blocking, limiting or isolating only the offending traffic while allowing legitimate traffic to flow.ServiceProtector is a software add-on component to the Allot Service Gateway and NetEnforcer platforms.

                MediaSwift

The Allot MediaSwift is a carrier-class media caching and video acceleration service that reduces the costs associated with the delivery of over-the-top video content and file sharing, while ensuring high quality of experience. The Allot MediaSwift also facilitates the creation of personalized broadband service packages that can enhance subscriber satisfaction and service provider revenue. The solution synergizes our DPI and caching competences and is designed to save network costs to service providers and to enhance QoE to end-users by caching and accelerating popular internet video. MediaSwift is offered as an external solution with our Service Gateway or as an integrated blade therein and it is also offered as a solution with other Allot platforms.

                WebSafe

The Allot WebSafe is a URL filtering service that blocks access to blacklisted websites and assists operators in complying with emerging legislation surrounding the distribution of illegal content on the Internet.  The solution is a network service designed to block access to illegal websites defined by the Internet Watch Foundation, or IWF.  At the same time, it allows operators to comply with emerging legislation surrounding online child sexual abuse images and other illegal content.  WebSafe is offered as an integrated service within our Service Gateway and NetEnforcer platforms.

Customers

We have a global, diversified end-customer base consisting primarily of mobile and fixed service providers, cable operators, private networks, data centers, governments and enterprises. We derive a significant and growing portion of our revenue from direct sales to large mobile and fixed-line service providers. We generate the remainder of our revenue through a select and well-developed network of channel partners, generally consisting of distributors, resellers, original equipment manufacturers (“OEMs”) and system integrators.  In 2011, we derived 50% of our revenues from Europe, 12% from the Middle East and Africa, 17% from Asia and Oceania, 12% from United States and 9% from the Americas (excluding United States).

Channel Partners

We market and sell our products to end-customers both by direct sales and through our channel partners, which include distributors, resellers, OEMs and system integrators. Our channel partners generally purchase our products from us upon receiving orders from end-customers and are responsible for installing and providing initial customer support for our products. Our channel partners are located around the world and address most major markets. Our channel partners target a range of end-users, including carriers, alternative carriers, cable operators, private networks, data centers and enterprises in a wide range of industries, including government, financial institutions and education. Our agreements with channel partners that are distributors or resellers are generally non-exclusive, for an initial term of one year and automatically renew for successive one-year terms unless terminated. After the first year, such agreements may typically be terminated by either party upon ninety days prior notice.

We offer support to our channel partners. This support includes the generation of leads through marketing events, seminars and web-based leads and incentive programs as well as technical and sales training.

Our sales staff’s direct contact with end-customers consists mainly of developing leads for our channel partners. A significant portion of our sales occur through our channel partners.

Sales and Marketing

The sales and deployment cycle for our products varies based upon the intended use by the end-customer. The sales cycle for initial network deployment may generally last between twelve and eighteen months for large and medium service providers, six to twelve months for small service providers, and one to six months for enterprises. Follow-on orders and additional deployment of our products usually require shorter cycles. Large and medium service providers generally take longer to plan the integration of our solutions into their existing networks and to set goals for the implementation of the technology.

We focus our marketing efforts on product positioning, increasing brand awareness, communicating product advantages and generating qualified leads for our sales organization. We rely on a variety of marketing communications channels, including our website, trade shows, industry research and professional publications, the press and special events to gain wider market exposure.

We have organized our worldwide sales efforts into the following three territories: North and South America, Europe the Middle East and Africa, and Asia and Oceania. We have regional offices in the U.S., Israel, France,, United Kingdom, Singapore, Japan, New Zealand and China, and a regional presence in Germany, Italy, Spain, Mexico, Brazil, India, Hong Kong, South Africa and Australia.

As of December 31, 2011, our sales and marketing staff, including product management and business development functions, consisted of 70 employees.

Service and Technical Support

We believe our technical support and professional services capabilities are a key element of our sales strategy. Our technical staff assists in presales activities and advises channel partners on the integration of our solutions into end-customer networks. Our basic warranty extended to end-customers (directly or through our channel partners) is three months for software and twelve months for hardware. Generally, end-customers are also offered a choice of one year or three-year customer support programs when they purchase our products. These customer support programs can be renewed at the end of their terms. Our end-customer support plans generally offer the following features:

•	unlimited 24/7 access to Allot’s support organization, via phone, emails and online support system;

•	expedited replacement units in the event of a warranty claim;

•	software updates and upgrades offering new features and addressing new and changing network applications; and

•	periodical updates of solution documentation and technical information.

Our support plans are designed to maximize network up-time and minimize operating costs. Our customers, including channel partners and their end-customers, are entitled to take advantage of our around-the-clock technical support which we provide through our four help desks, primarily located in France, Israel, Singapore and the United States. We also offer our customers 24-hour access to an external web-based technical knowledge base, which provides technical support information and, in the case of our channel partners, enables them to support their customers independently and obtain follow up and support from us.

The expenditures associated with the technical support staff are allocated in our statements of operations between sale and marketing expenses and cost of goods sold, based on the roles of and tasks performed by personnel.

As of December 31, 2011, our technical staff consisted of 83 employees.

Research and Development

Our research and development activities take place primarily in Israel. As of December 31, 2011, 110 of our employees were engaged primarily in research and development. We devote a significant amount of our resources towards research and development to introduce and continuously enhance products to support our growth strategy. We have assembled a core team of experienced engineers, many of whom are leaders in their particular field or discipline and have technical degrees from top universities and experience working for leading Israeli networking companies. These engineers are involved in advancing our core technologies, as well as in applying these core technologies to our product development activities. Our research and development efforts have benefited from royalty-bearing grants from the Office of the Chief Scientist. The State of Israel does not own any proprietary rights in technology developed with the Office of the Chief Scientist funding and there is no restriction related to the Office of the Chief Scientist on the export of products manufactured using technology developed with Office of the Chief Scientist funding (other limitations on export apply under applicable law). For a description of restrictions on the transfer of the technology and with respect to manufacturing rights, please see “ITEM 3: Key Information—Risk Factors—The government grants we have received for research and development expenditures require us to satisfy specified conditions and restrict our ability to manufacture products and transfer technologies outside of Israel. If we fail to comply with these conditions or such restrictions, we may be required to refund grants previously received together with interest and penalties and may be subject to criminal charges.”

Manufacturing

We subcontract the manufacture and repair of our Service Gateway platforms and our NetEnforcer traffic management systems to Flextronics (Israel) Ltd., a subsidiary of Flextronics, a global electronics manufacturing services company. This strategy enables us to reduce our fixed costs, focus on our core research and development competencies and provide flexibility in meeting market demand. Flextronics (Israel) is contractually obligated to provide us with manufacturing services based on agreed specifications, including manufacturing, assembling, testing, packaging and procuring the raw materials for our devices. We are not required to provide any minimum orders. Our agreement with Flextronics (Israel) is automatically renewed annually for additional one-year terms. Flextronics (Israel) may terminate our agreement with them at any time during the term upon 180 days prior notice. We retain the right to procure independently any of the components used in our products. Flextronics (Israel) has a U.S. affiliate to which it can, with the prior consent of the Office of the Chief Scientist, transfer manufacturing of our products if necessary, in which event we may be required to pay increased royalties to the Office of the Chief Scientist. We expect that it would take approximately six months to transition manufacturing of our products to an alternate manufacturer.

We design and develop internally a number of the key components for our products, including printed circuit boards and software. Some of the hardware components of our products are obtained from single or limited sources. Since our products have been designed to incorporate these specific components, any change in these components due to an interruption in supply or our inability to obtain such components on a timely basis would require engineering changes to our products before we could incorporate substitute components. In particular, we purchase the central processing unit for our Service Gateway platforms and for our NetEnforcer products from NetLogic Microsystems, Inc. (now part of Broadcom Corporation). We carry approximately three to six months of inventory of key components. We also work closely with our suppliers to monitor the end-of-life of the product cycle for integral components, and believe that in the event that they announce end of life, we will be able to increase our inventory to allow enough time for replacing such components. The agreements with our suppliers do not contain any minimum purchase or supply commitments. Product testing and quality assurance is performed by our contract manufacturer using tests and automated testing equipment and according to controlled test documentation we specify. We also use inspection testing and statistical process controls to assure the quality and reliability of our products.

Competition

We compete in a rapidly evolving and highly competitive sector of the networking technology market. We face significant competition from router and switch infrastructure companies, such as Cisco Systems, Inc., Telefonaktiebolager LM Erricson and Huawei Technologies Co., Ltd., that integrate functionalities into their platforms addressing some of the problems that our products address. Our competitors have also identified the potential market opportunity offered by the largest service providers, referred to as Tier 1 operators, and we therefore expect intense competition in this portion of our market in the future. Our principal competitors in the field of DPI technology are Sandvine Inc. and Procera Networks, Inc. We also face competition from companies that offer partial or alternative solutions addressing limited aspects of the challenges facing broadband providers, such as network monitoring or security. We compete on the basis of product performance, such as speed and number of applications identified, ease of use and installation, and customer support. Price is also an important, although not the principal, basis on which we compete. See “ITEM 3: Key Information—Risk Factors—We may be unable to compete effectively with other companies in our market who offer, or may in the future offer, competing technologies.”

Intellectual Property

Our intellectual property rights are very important to our business. We believe that the complexity of our products and the know-how incorporated in them makes it difficult to copy them or replicate their features. We rely on a combination of confidentiality and other protective clauses in our agreements, copyright and trade secrets to protect our know-how. We also restrict access to our servers physically and through closed networks since our product designs and software are stored electronically and thus are highly portable.

We customarily require our employees, customers, distributors, resellers, software testers, technology partners and contractors to execute confidentiality agreements or agree to confidentiality undertakings when their relationship with us begins. Typically, our employment contracts also include the following clauses: assignment of intellectual property rights for all inventions developed by employees, non-disclosure of all confidential information, and non-compete clauses, which generally restrict the employee for six months following termination of employment. The enforceability of non-compete clauses in certain jurisdictions in which we operate may be limited. See “ITEM 3: Key Information—Risk Factors—We may not be able to enforce employees’ covenants not to compete under the current laws of some jurisdictions in which we operate and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.” Because our product designs and software are stored electronically and thus are highly portable, we attempt to reduce the portability of our designs and software by physically protecting our servers through the use of closed networks, which prevent external access to our servers.

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

As of December 31, 2011, we had two U.S. patents and four pending patent applications in the United States. We expect to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

We have obtained U.S. trademark registrations for certain of our key marks that we use to identify our products or services, including “NetEnforcer” and “Allot Communications.”

Government Regulation

See “ITEM 5: Overview—Government Grants” for a description of grants received from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor.

C.            Organizational Structure

We conduct our global operations through our headquarters as well as six wholly-owned subsidiaries: (1) Allot Communications, Inc., headquartered in Woburn, Massachusetts; (2) Allot Communication Europe SARL, headquartered in Sophia, France; (3) Allot Communications Japan K.K., headquartered in Tokyo, Japan; (4) Allot Communication (UK) Limited, headquartered in Guildford, England; (5) Allot Communications (Asia Pacific) Pte. Ltd., headquartered in Singapore; and (6) Allot Communications (New Zealand) Limited, headquartered in Auckland, New Zealand. Our U.S. subsidiary commenced operations in 1997 and engages in the sale, marketing and technical support services in the United States, Canada and Central and Latin America of products manufactured by and imported from our company and third-party manufacturers of complementing products. Our French, U.K., Japanese and Singapore subsidiaries engage in marketing and technical support services of our products in Europe, Japan and Asia Pacific, respectively. Our New Zealand subsidiary engages in development and technical support services.

D.            Property, Plants and Equipment

Our principal administrative and research and development activities are located in approximately 57,479 square foot (5,340 square meter) facilities in Hod-Hasharon, Israel. The leases for our facilities vary in dates and terms, with the main facility’s lease commencing in July 2006 and expiring in July 2013.

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

ITEM 5: Operating and Financial Review and Prospects

A.            Operating Results

Overview

We are a leading provider of intelligent Internet Protocol (“IP”) service optimization, monetization and personalization solutions for mobile, fixed and wireless broadband service providers and enterprises. Our portfolio of hardware platforms and software applications uses our proprietary deep packet inspection (“DPI”) technology, which we refer to as Dynamic Actionable Recognition Technology, or DART, to transform broadband connections or pipes into smart networks that can manage data traffic efficiently and rapidly deploy value-added services. End-customers use our solutions to create sophisticated policies to monitor network applications, enforce quality of service policies that guarantee mission-critical application performance, mitigate security risks and leverage network infrastructure investments. Demand from users for faster and more reliable access to the Internet, an increase in the number and complexity of broadband applications, and growth in mobile data-enhanced smartphones have resulted in the rapid proliferation of broadband access networks in recent years. Our carrier-class products are used by service providers to offer subscriber-based and application-based tiered services that enable them to optimize their service offerings, reduce churn rates and increase ARPU.

We market and sell our products through a variety of channels, including direct sales and through our channel partners, which include distributors, resellers, OEMs and system integrators. End customers of our products include carriers, mobile operators, cable operators, wireless, wireline and satellite Internet service providers, educational institutions, governments and enterprises. The resulting intelligent, content-aware broadband networks enable our customers to accurately monitor and manage IP traffic per application, subscriber, network topology and device.

In 2011, the primary driver of our growth was the mobile market, which was highlighted by our ongoing relationship with a global Tier 1 mobile operator group. Revenues from this customer in 2011 accounted for 15% of our total revenues.

Revenues

We generate revenues from two sources: (1) sales of our network traffic management systems and our network management application suites, and (2) maintenance and support services, including installation and training. We generally provide maintenance and support services pursuant to a one- or three-year maintenance and support program, which may be purchased by customers at the time of product purchase or on a renewal basis.

We recognize revenues from product sales when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with respect to implementation remain, the fee is fixed or determinable and collection is probable. We typically grant a one-year hardware and three month software warranty on all of our products, or one-year hardware and software extended warranty to customers which purchase annual maintenance and support, and record a provision for warranty at the time the product’s revenue is recognized. We estimate the liability of possible warranty claims based on our historical experience. Warranty claims have to date been immaterial to our results of operations. Maintenance and support revenues are recognized on a straight-line basis over the term of the applicable maintenance and support agreement. See “—Critical Accounting Policies and Estimates—Revenue Recognition” below.

Customer concentration.  We derived 15%, 30% and 15% of our total revenues in 2011, 2010 and 2009, respectively, from one global Tier 1 mobile operator group. The increase in 2010 was primarily attributable to deployment of our products in additional sites of the Tier 1 mobile operator group.  The decrease in 2011 is primarily attributable to an increase of the total revenues and to the timing of revenue recognition.

Geographical breakdown.  The following table sets forth the geographic breakdown of our revenues by percentage for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
United States	15%	14%	12%
Europe	45	53	50
Asia and Oceania	26	22	17
Middle East and Africa	7	7	12
Americas (excluding United States)	7	4	9
Total	100%	100%	100%

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

Operating expenses

Research and development.  Our research and development expenses consist primarily of salaries and related personnel costs, costs for subcontractor services, depreciation, rent and costs of materials consumed in connection with the design and development of our products. We expense all of our research and development costs as they are incurred. Our net research and development expenses are comprised of gross research and development expenses offset by financing through royalty-bearing grants from the Office of the Chief Scientist. Such participation grants are recognized at the time at which we are entitled to such grants on the basis of the costs incurred and included as a deduction of research and development expenses (see “—Government Grants” below). We believe that significant investment in research and development, including hiring high quality research and development personnel, is essential to our future success and expect that in future periods our research and development expenses will increase on an absolute basis.

Sales and marketing.  Our sales and marketing expenses consist primarily of salaries and related personnel costs, travel expenses, costs associated with promotional activities such as public relations, conventions and exhibitions, rental expenses, depreciation and commissions paid to third parties. We intend to continue expanding our activities in the service provider market, and therefore we expect that sales and marketing expenses will increase on an absolute basis in the future as we hire additional sales, marketing and presale support personnel to continue to promote our brand, establish new marketing channels and expand our presence worldwide.

General and administrative.  Our general and administrative expenses consist of salaries and related personnel costs, rental expenses, costs for professional services and depreciation. We expect these expenses to increase on an absolute basis as we hire additional personnel and incur additional costs related to the growth of our business as we increase our global presence. General and administrative expenses also include costs associated with corporate governance, tax and regulatory compliance, compliance with the rules implemented by the U.S. Securities and Exchange Commission (the “SEC”), NASDAQ and the Tel-Aviv Stock Exchange (“TASE”) and premiums for our director and officer liability insurance.

Financial income (expenses), net

Financial income (expenses), net consists primarily of interest earned on our cash balances and other financial investments, foreign currency exchange gains or losses, gains or losses resulting from the sale of marketable securities and bank fees.

As of December 31, 2011, we held $17.6 million in available for sale marketable securities. In 2011, we had $0.4 million financial income, net compared to $7.9 million financial expenses, net in 2010. The change is primarily attributed to net impairment and loss of $7.7 million from auction-rate securities (ARS) in 2010, and an increase in interest income on deposits which we invested following the proceeds of our secondary public offering in November 2011.

In addition, financial and other income (expenses), net, may fluctuate due to foreign currency exchange gains or losses, as well as interest rate changes. See “—Factors Affecting Our Performance.”

Approved and Privileged Enterprise

Our facilities in Hod-Hasharon, Israel have been granted Approved Enterprise status under the Encouragement of Capital Investments Law, 1959 and enjoy certain tax benefits under this program. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2011, our net operating loss carry forwards for Israeli tax purposes totaled approximately $33.0 million. Income derived from other sources, other than through our “Approved Enterprise” status, during the benefit period will be subject to the regular corporate tax rate.

Government Grants

Our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist under our approved plans in accordance with the Research and Development Law. Through December 31, 2011, we had received approval and recorded in our books grants totaling $24.5 million from the Office of the Chief Scientist, including $4.1 million attributed to NetReality products. Under Israeli law and the approved plans, royalties on the revenues derived from sales of all of our products are payable to the Israeli government, generally at the rate of 3.0% during the first three years and 3.5% beginning in the fourth year, up to the amount of the received grants as adjusted for fluctuation in the U.S. dollar/shekel exchange rate. The amounts received after January 1, 1999 bear interest at the twelve-month LIBOR as at the beginning of the year in which a grant is approved. Our obligation to pay these royalties is contingent upon actual sales of our products and no payment is required if no sales are made. As of December 31, 2011, we had an outstanding contingent obligation to pay royalties in the amount of $13 million.

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

Customer concentration. We derived 15% of our total revenues in 2011 from one global Tier 1 mobile operator group. While we have some visibility into the likely scope of the customer’s projects, our relationship is conducted solely on a purchase order basis and we do not have any commitment for future purchase orders from this customer. The loss of such significant customer could harm our results of operations and financial condition.

Size of end-customers and sales cycles.  We have a global, diversified end-customer base consisting primarily of service providers and enterprises. The deployment of our products by small and midsize enterprises and service providers can be completed relatively quickly with a limited number of NetEnforcer and/or Service Gateway systems compared to the number required by large service providers. In 2011, we have increased the portion of our sales to large service providers. Large service providers take longer to plan the integration of our solutions into their existing networks and to set goals for the implementation of the technology. Sales to large service providers are therefore more complicated as they involve a relatively larger number of network elements and solutions, as well as NetEnforcer and/or Service Gateway systems. We are seeking to achieve further significant customer wins in the large service provider market that would positively impact our future performance. The longer sales cycles associated with the increased sales to large service providers of our platforms may increase the unpredictability of the timing of our sales and may cause our quarterly and annual operating results to fluctuate if a significant customer delays its purchasing decision and/or defers an order. Furthermore, longer sales cycles may result in delays from the time we increase our operating expenses and make investments in inventory to the time that we generate revenue from related product sales.

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

Cost of revenues and cost reductions.   Our cost of revenues as a percentage of total revenues was 28.4% for 2009, 28.1% for 2010 and 28.5% in 2011. Our products use off-the-shelf components and typically the prices of such components decline over time. However, the introduction and sale of new or enhanced products and services may result in an increase in our cost of revenues. We make a continuous effort to identify cheaper components of comparable performance and quality. We also seek improvements in engineering and manufacturing efficiency that will reduce costs. Since our cost of revenues also include royalties paid to the Office of the Chief Scientist, our cost of sales may be impacted positively or negatively by the Israeli government changing the royalty rate. Our products incorporate features that require the payment of royalties to third parties. In addition, new products usually have higher costs during the initial introduction period. We generally expect such costs to decline as the product matures and sales volume increases. The introduction of new products may also involve a significant decrease in demand for older products. Such a decrease may result in a devaluation or write-off of such older products and their respective components. In 2011, we recorded a write-off of $0.5 million of inventory to our cost of revenues for products and components. The growth of our customer base is usually coupled with increased service revenues primarily resulting from increased maintenance and support. In addition, the growth of our installed base with large service providers may result in increased demand for professional services, such as training and installation services. An increase in demand for such services may require us to hire additional personnel and incur other expenditures. However, these additional expenses, handled efficiently, may be utilized to further support the growth of our customer base and increase service revenues.

Currency exposure. A majority of our revenues and a substantial portion of our expenses are denominated in the U.S. dollar. However, a significant portion of the expenses associated with our global operations, including personnel and facilities-related expenses, are incurred in currencies other than the U.S. dollar. This is the case primarily in Israel and to a lesser extent in other countries in Europe and Asia. Consequently, a decrease in the value of the U.S. dollar relative to local currencies will increase the dollar cost of our operations in these countries. A relative decrease in the value of the U.S. dollar would be partially offset to the extent that we generate revenues in such currencies. In order to partially mitigate this exposure we have decided in the past and may decide from time to time in the future to enter into hedging transactions. We may discontinue hedging activities at any time. As such decisions involve substantial judgment and assessments primarily regarding future trends in foreign exchange markets, which are very volatile, as well as our future level and timing of cash flows of these currencies, we cannot provide any assurance that such hedging transactions will not affect our results of operations when they are realized. See Note 5 to our consolidated financial statements included elsewhere in this annual report for further information.

Interest rate exposure. We have a significant amount of cash that is currently invested primarily in interest bearing vehicles, such as bank time deposits, money market funds and available for sale marketable securities. These investments expose us to risks associated with interest rate fluctuations.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, or U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty and actual results may differ. Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this annual report. Certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in our industry, information provided by our customers and information available from other outside sources, as appropriate. With respect to our policies on revenue recognition and warranty costs, our historical experience is based principally on our operations since we commenced selling our products in 1998. Our estimates are primarily guided by observing the following critical accounting policies:

•      Revenue recognition
•      Allowance for doubtful accounts
•      Accounting for stock-based compensation
•      Inventories
•      Marketable Securities
•      Impairment of goodwill and long lived assets
•      Income taxes
•      Contingencies

        Since each of the accounting policies listed above require the exercise of certain judgments and the use of estimates, actual results may differ from our estimations and as a result would increase or decrease our future revenues and net income.

        Revenue Recognition.  We generate revenues mainly from the sale of hardware and software products along with related maintenance and support services. We generally sell our products through resellers, distributors, OEMs and system integrators, all of whom are considered end-customers from our perspective.

Revenues from products sales are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant performance obligations with regard to implementation remain, the fee is fixed or determinable and collectability is probable.

Maintenance and support related revenues included in multiple element arrangements are deferred and recognized on a straight-line basis over the term of the applicable maintenance and support agreement.

Deferred revenues are classified as short- and long-term, and recognized as revenues at the time respective elements are provided.

Under historical accounting principles, the Company was required to account for sales of its products in accordance with ASC 985-605. ASC 985-605 generally required revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative objective fair value of the elements. Accordingly, revenues were allocated to the different elements in the arrangement under "the residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with a customer, the Company deferred revenues for the VSOE of its undelivered elements (maintenance and support) and recognized revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (hardware and software products).

In October 2009, the FASB issued ASU 2009-14, "Certain Arrangements That Include Software Elements, (amendments to ASC Topic 985, Software)" (ASU 2009-14), which changes the accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are no longer within the scope of the software revenue guidance in Subtopic 985-605 of the Codification. Accordingly, we are outside of the scope of Subtopic 985-605.

For 2011 and future periods, pursuant to the guidance of ASU 2009-13,  "Multiple-Deliverable Revenue Arrangements (amendments to ASC Topic 605, Revenue Recognition)" and ASU 2009-14, when a sales arrangement contains multiple elements, such as products and services,  we allocate revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on VSOE if available, third party evidence (‘‘TPE’’) if VSOE is not available, or estimated selling price (‘‘ESP’’) if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy.

As of January 1, 2011, we changed our pricing policy in respect of sales of maintenance and support in new,  multiple element arrangements.  For the product and maintenance and support under the new pricing policy, we determined the estimated selling price in multiple-element arrangements for an individual element based on  reviewing historical transactions, and considering several other external and internal factors including, but not limited to, pricing practices including discounting, margin objectives, and competition.

We adopted this standard on January 1, 2011, on a prospective basis for new and materially modified arrangements originating after January 1, 2011; the effect of the adoption of the new standard on our financial results for the year ended December 31, 2011 was not material.

We provide a provision for product returns and stock rotation based on our experience with historical sales returns, stock rotations and other known factors.

Warranty Costs. We typically grant a one-year hardware and three month software warranty on all of our products, or one-year hardware and software extended warranty to customers which purchase annual maintenance and support, and record a provision for warranty at the time the product’s revenue is recognized. We estimate the liability of possible warranty claims based on our historical experience. We estimate the costs that may be incurred under our warranty arrangements and record a liability in the amount of such costs at the time product revenue is recognized. We periodically assess the adequacy of the recorded warranty liabilities and adjust the amounts as necessary.

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

Accounting for Stock-Based Compensation. We account for stock-based compensation in accordance with Accounting Standards Codification No. 718 (“ASC No. 718”). ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statement of operations. We recognize compensation expense for the value of awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of the grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We apply ASC No. 718 and Accounting Standards Codification No. 505-50, “Equity-Based Payments to Non-Employees” (“ASC No. 505-50”) with respect to options issued to non-employees. Accordingly, option valuation models measure the fair value of the options at the measurement date as defined in ASC No. 505-50.

In connection with the grant of options, we recorded total stock-based compensation expense of $2.3 million in 2009, $2.0 million in 2010 and $2.3 million in 2011. In 2011, $0.1 million, $0.5 million, $1.0 million and $0.7 million of our stock-based compensation expense resulted from cost of revenue, research and development expenses, net, sales and marketing expenses and general and administrative expenses, respectively, based on the department in which the recipient of the option grant was employed. As of December 31, 2011, we had an aggregate of $5 million of deferred unrecognized stock-based compensation remaining to be recognized over a weighted average vesting period of 1.46 years.

Inventories.  We value our inventories at the lower of cost or estimated market value. Cost is determined based on the First In, First Out (“FIFO”) cost method for raw materials and out-of-pocket manufacturing costs. Indirect costs are allocated on an average basis. We estimate market value based on our current pricing, market conditions and specific customer information. We write off inventory for slow-moving items or technological obsolescence. We also assess our inventories for obsolescence based upon assumptions about future demand and market conditions. Actual future results may differ from our assessments and result in further devaluations or write-downs that will affect our future results of operations. Once inventory is written off, a new cost basis for these assets is established for future periods. Inventory write-offs totaled $0.8 million in 2009, $1.1 million in 2010 and $0.5 million in 2011.

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

In April 2009, we adopted the Financial Accounting Standards Board’s updated guidance relating to investments and debt securities, which amends the other-than-temporary impairment ("OTTI") guidance in U.S. GAAP. Under the updated guidance, if other-than-temporary impairment occurs, and it is more likely than not that we will not sell the investment or debt security before the recovery of its amortized cost basis, then the other-than-temporary impairment is separated into (a) the amount representing the credit loss and (b) the amount related to all other factors. The amount of the total other-than-temporary impairment related to credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to other factors is recognized in accumulated other comprehensive income. As a result of the adoption of this updated accounting guidance, we recorded a cumulative effect adjustment of $7.7 million to reclassify the non-credit component of previously recognized impairments from accumulated deficit to accumulated other comprehensive income (loss). See Note 3 to our consolidated financial statements included elsewhere in this annual report for further information.

During 2010, we sold our entire ARS portfolio, reclassified the loss recorded in accordance with ASC No. 320 in accumulated other comprehensive loss in the amount of $5.5 million to financing expenses net and recognized an additional loss of $2.2 million.

As of December 31, 2011, we held available for sale marketable securities of $17.6 million. As of December 31, 2011, the unrealized gain recorded to other comprehensive income was $0.1 million.

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

Our long lived assets consist primarily of property and equipment and other intangible assets. Our long lived assets are amortized using the straight-line basis over their estimated useful lives. The carrying amount of these assets to be held and used is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. As this test requires considerable judgment and estimation of future cash flows, changes in these estimations may affect our results of operations significantly. Based on the impairment test performed as of December 31, 2011, no impairment was identified.

Income Taxes. We account for income taxes in accordance with FASB ASC 740, "Income Taxes," which prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized.

On January 1, 2007, we adopted an amendment to FASB ASC 740, which contains a two-step approach to recognizing and measuring uncertain tax positions.  The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes.  The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.  We recognize interest and penalties related to unrecognized tax benefits in our provision for income tax.

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

Recent Accounting Pronouncements

In June 2011, the FASB issued an amendment to an existing accounting standard which requires companies to present net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. In addition, in December 2011, the FASB issued an amendment to an existing accounting standard which defers the requirement to present components of reclassifications of other comprehensive income on the face of the income statement. The Company's adoption of both standards is not expected to have an impact on the Company's consolidated financial statements.

In September 2011, the FASB issued an amendment to an existing accounting standard, which provides entities an option to perform a qualitative assessment to determine whether further impairment testing on goodwill is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We adopted this standard in the first quarter of 2012 and the adoption will not have a material impact on our financial statements.

In May 2011, the FASB issued a new accounting standard update, which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. We adopted this standard in the first quarter of 2012 and the adoption will not have a material impact on our financial statements and disclosures.

Results of Operations

The following table sets forth our statements of operations as a percentage of revenues for the periods indicated:
	Year Ended December 31,
	2009	2010	2011
Revenues:
Products	71.0%	71.7%	73.1%
Services	29.0	28.3	26.9
Total revenues	100.0	100.0	100.0
Cost of revenues:
Products	24.2	24.6	25.1
Services	4.2	3.5	3.4
Total cost of revenues	28.4	28.1	28.5
Gross profit	71.6	71.9	71.5
Operating expenses:
Research and development, net	22.1	19.8	17.1
Sales and marketing	48.9	38.7	34.1
General and administrative	13.3	9.6	9.6
Total operating expenses	84.3	68.1	60.8
Operating profit ( loss)	(12.7)	3.8	10.7
Financing income (expenses), net	(5.5)	(13.8)	0.5
Profit (loss) before income tax expense (benefit)	(18.2)	(10.0)	11.2
Income tax expense (benefit)	0.1	0.1	(0.1)
Net profit (loss)	(18.3)%	(10.1)%	11.3%

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues

Products.  Product revenues increased by $15.9 million, or 38.9%, to $56.8 million in 2011 from $40.9 million in 2010.  The increase is primarily attributable to increased sales of our high-end products, primarily the Service Gateway platforms and value added services (such as Service Protector and MediaSwift), driven by orders placed by Tier 1 operator group and leading operators in EMEA, the Americas and the United States.

Services.  Services revenues increased by $4.8 million, or 29.8%, to $20.9 million in 2011 from $16.1 million in 2010. The increase in services revenues is primarily attributable to an increase in our installed base in 2011.

Product revenues comprised 73.1% of our total revenues in 2011, an increase of 1.4% compared to 2010 while services revenues’ portion of total revenues decreased by the same percentage.

During 2011, revenues in Europe increased by $8 million, or 26.3%, compared to 2010, which was primarily attributable to orders placed by a Tier 1 operator group. Revenues in the Americas (excluding the United States) increased by $4.4 million, or 176%, in 2011 compared to 2010, which was primarily attributable to orders from a leading operator, and revenues in Asia and Oceania increased by $0.9 million, or 7.2%, in 2011 compared to 2010. Revenues in the Middle East and Africa increased by $5.6 million, or  144%, compared to 2010 due to increased orders in the region. Revenues in the United States increased by $1.8 million, or 23.4%, compared to 2010, which was primarily attributable to orders placed by a leading operator.

Cost of revenues and gross margin

Products.  Products cost of revenues increased by $5.5 million, or 39.3%, to $19.5 million in 2011 from $14.0 million in 2010. This increase is consistent with the increase in product revenues. Product gross margin slightly decreased to 65.7% in 2011 from 65.8% in 2010.

Services.  Services cost of revenues increased by $0.6 million, or 30%, to $2.6 million in 2011 from $2.0 million in 2010.  This increase is primarily attributable to higher support personnel expenses associated with deployment of our products with large service providers. In 2011 services gross margin was 87.6%, the same level as in 2010.

Total gross margin slightly decreased to 71.5% in 2011 from 71.9% in 2010. This decrease is primarily attributable to the decrease in products gross margin as described above.

Operating expenses

Research and development. Gross research and development expenses increased by $2.9 million, or 20.7%, to $16.9 million in 2011 from $14.0 million in 2010. This increase is primarily attributable to an increase in salaries and labor costs of approximately $1.5 million, which principally resulted from an increase in head count. In addition, costs of materials and contractors increased by $0.6 million and depreciation and other overhead expenses increased by $0.8 million.

Research and development expenses, net of received and accrued grants from the Office of the Chief Scientist, increased by $1.9 million, or 16.8%, to $13.2 million in 2011 from $11.3 million in 2010. Grants received from the Office of the Chief Scientist totaled $3.7 million in 2011 compared to $2.8 million in 2010. The increase in grants received is attributable to an increase in the approved grants from the Office of the Chief Scientist. Research and development expenses, net, as a percentage of revenues decreased to 17.1% in 2011 from 19.8% in 2010.

Sales and marketing.  Sales and marketing expenses increased by $4.5 million, or 20.5%, to $26.5 million in 2011 from $22.0 million in 2010. This increase is primarily attributable to increased salaries and related expenses due to increased head count as a result from revenue increase during 2011 of approximately $3.6 million. Travel expenses increased by approximately $0.7 million resulting from increased personnel. Marketing expenses increased by approximately $0.2 million.

Sales and marketing expenses, as a percentage of total revenues decreased to 34.1% in 2011 from 38.7% in 2010.

General and administrative. General and administrative expenses increased by $2.0 million, or 36.4%, to $7.5 million in 2011 from $5.5 million in 2010. This increase is primarily attributable to increased professional services of approximately $1.5 million resulted from non-recurring legal and finance expenses related to M&A activity and our secondary public offering completed in 2011. Wages expenses increased by approximately $0.2 million due to increased head count. Travel and other overhead expenses increased by $0.3 million.

General and administrative expenses as a percentage of revenues was 9.6% in 2011, the same rate as in 2010.

Financial and other expenses (income), net. Financial and other expenses (income), net in 2011 is $0.4 million income vs. $7.9 million expense in 2010. The decrease is primarily attributable to a loss in the amount of $7.7 million related to our investment in ARS in 2010, and an increase of $0.6 million in interest on deposits, foreign currency transaction differences and other related financial income.

Income tax expense (benefit). Income tax benefit in 2011 is $0.1 million, compared to income tax expenses of $0.1 million in 2010. The change is primary as a result of change in deferred taxes, offset by deduction of withholding tax asset.

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

During 2010, revenues in Europe increased by $11.7 million, or 62%, compared to 2009, which was primarily attributable to orders placed by the global Tier 1 mobile operator group. Revenues in the Americas (including the United States) increased by $1.2 million, or 13%, in 2010 compared to 2009, and revenues in Asia and Oceania increased by $1.5 million, or 13%, in 2010 compared to 2009. Revenues in the Middle East and Africa increased by $0.9 million, or 30%, compared to 2009.

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

B.           Liquidity and Capital Resources

In November 2011, we consumed our secondary public offering which resulted in net proceeds of approximately $85.0 million, net of issuance costs.

As of December 31, 2011, we had $116.7 million in cash and cash equivalents, $17.6 million available for sale marketable securities, and $1.1 million in restricted cash and $24 million short term deposits. As of December 31, 2011, our working capital, which we calculate by subtracting our current liabilities from our current assets, was $158.9 million.

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

 Operating activities.

         During 2011, we generated $15.2 million in cash and cash equivalents from operating activities. Net cash provided by operating activities consisted of a net income of $8.8 million, depreciation and amortization of fixed and intangible assets of $2.9 million, $2.3 million of stock-based compensation expense and an increase of $7.4 million in deferred revenues attributable to sales for which the Company received cash but the revenue recognition criteria has not been met. This was partially offset by an increase of $1.1 million in other receivables and prepaid expenses, a decrease of $2.5 million in trade payable, an increase of $1.2 million in trade receivables and a decrease of $1.2 million in other payables and accrued expenses.

         Net cash provided by operating activities in 2010 was $7.3 million. Net cash provided by operating activities consisted of a net loss of $5.8 million, an increase of $5.8 million in inventories, an increase of $1.5 million in other receivables and prepaid expenses and an increase in trade payable of $2.0 million. The above changes were partially offset by non-cash expenses primarily attributable to a loss of $7.7 million related to the sale of our ARS portfolio, depreciation and amortization of fixed and intangible assets of $2.7 million, $2.0 million of stock-based compensation expense and an increase of $7.2 million in deferred revenues attributable to sales for which the Company received cash but the revenue recognition criteria has not been met.

Investing activities.

Net cash used in investing activities in 2011 was $29.0 million, primarily attributable to the investment in short-term deposits of $24.0 million, purchase of property and equipment of $3.0 million, and an investment in available for sale marketable securities of $4.7 million. The above changes were partially offset by redemption of marketable securities of $2.6 million.

        Net cash used in investing activities in 2010 was $4.0 million, primarily attributable to the redemption and sale of marketable securities of $13.6 million, redemption of short-term deposits of $1.3 million, $0.2 million in proceeds from sales of property and equipment offset by the purchase of property and equipment of $2.3 million and an investment in available for sale marketable securities of $16.8 million.

We expect that our capital expenditures will total approximately $3.0 million in 2012. We anticipate that these capital expenditures will be primarily related to further investments in lab equipment for research and development, as well as customer support and demo units.

Financing activities.

Net cash provided by financing activities in 2011 was $87.8 million, which was attributable to the issuance proceedings from the issuance of share capital related to the secondary public offering of $85.0 million and to issuance of share capital through the exercise of stock options of $2.8 million.

Net cash provided by financing activities in 2010 was $3.0 million, which was attributable to the issuance of shares through the exercise of stock options.

C.           Research and Development, Patents and Licenses

Our research and development activities take place in Israel and New Zealand. As of December 31, 2011, 110 of our employees were engaged primarily in research and development. We devote a significant amount of our resources towards research and development to introduce and continuously enhance products to support our growth strategy.

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

Total research and development expenses, before royalty bearing grants, were approximately $11.7 million, $14.0 million and $16.9 million in the years ended December 31, 2009, 2010 and 2011, respectively. Royalty bearing grants amounted to $2.4 million, $2.8 million and $3.7 million in 2009, 2010 and 2011, respectively.

D.           Trend Information

See “ITEM 5: Operating and Financial Review and Prospects” above.

E.            Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.            Contractual Obligations

The following table of our material contractual and other obligations known to us as of December 31, 2011, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1– 3 years	3-5 years	Over 5 years
	(in thousands of U.S. dollars)
Operating leases — offices(1)	$1,610	$922	$633	$55	$-
Operating leases — vehicles	564	314	250	-	-
Purchase obligations	2,566	2,566	-	-	-
Accrued severance pay(2)	219	-	-	-	219
Other(3)	75	75	-	-	-
Total	5,034	3,877	883	55	219
_____________________
(1)	Consists primarily of an operating lease for our facilities in Hod Hasharon, Israel, as well as operating leases for facilities leased by our subsidiaries.
(2)
Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation if the employee voluntarily resigns. Of this amount, $0.2 million is unfunded.

(3)
Uncertain income tax position under FASB ASC No. 740-10, “Income Taxes,” (originally issued as FIN 48) is due upon settlement, and we are unable to reasonably estimate the ultimate amount or timing of settlement.  See Note 13 to our consolidated financial statements included elsewhere in this annual report for further information regarding our liability under ASC No. 740-10.

ITEM 6: Directors, Senior Management and Employees

A.           Directors and Senior Management

Our directors and executive officers, their ages and positions as of April 10, 2012 are as follows:

Name	Age	Position
Directors
Shraga Katz	59	Chairman of the Board
Rami Hadar	48	Director, Chief Executive Officer and President
Itzhak Danziger(1)	63	Director
Nurit Benjamini(1)(2)	45	Director
Steven D. Levy(2)	56	Director
Yigal Jacoby	51	Director
Executive Officers
Nachum Falek	41	Chief Financial Officer
Amir Hochbaum	52	Vice President — Research and Development
Anat Shenig	43	Vice President — Human Resources
Andrei Elefant	38	Vice President — Product Management and Marketing
Eli Cohen	44	Vice President — International Sales
Jay Klein	48	Vice President — Chief Technology Officer
Lior Moyal	41	Vice President — Business Development
Pini Gvili	46	Vice President — Operations
Ramy Moriah	56	Vice President — Customer Care and Information Technology
Vin Costello	54	Vice President and General Manager — The Americas
_______________________
(1) Member of our compensation and nomination committee.
(2) Member of our audit committee.

Directors

Shraga Katz has served as our chairman of the board of directors since 2008. Mr. Katz is a Venture Partner of Magma Venture Partners, a leading venture capital firm specializing in early-stage investments in communication, semiconductors, internet and media. Mr. Katz has over 30 years of experience in the technology sector and has specialized for over 20 years in the communications industry. In 1996, Mr. Katz founded Ceragon Networks Ltd. (NASDAQ: CRNT), a global provider of high capacity wireless networking solutions for mobile and fixed operators and private networks, and served as its President and CEO until mid 2005. Prior to founding Ceragon, Mr. Katz served in the Israeli Defense Forces for 17 years. Mr. Katz was head of the Electronic Research and Development Department of the Israeli Ministry of Defense. Mr. Katz is a two-time winner of the Israel Defense Award, Israel’s most prestigious recognition for research and development. Mr. Katz serves as director on the Board of Siverge Networks, GreenSQL and Rhythmia Medical. Mr. Katz holds a B.Sc. from the Technion — Israel Institute of Technology and an M.B.A. from Tel Aviv University.

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

Itzhak Danziger has served as a director since 2011. Prior to his appointment as a director, Mr. Danziger served as an observer to our Board since 2010. Itzhak Danziger serves as chairman of the board of Galil Software, an Israeli software services company, and as a director of Pontis and Jinni Media, privately held technology companies. From 1985 to 2007, Mr. Danziger held various executive positions at Comverse, a technology companies group that develops and markets telecommunications systems, including chairman of the Comverse subsidiary - Starhome, as president of Comverse Technology Group, and as president of Comverse Network Systems. Prior to joining Comverse, Mr. Danziger held various R&D and management positions in Tadiran Telecom Division, which was later acquired by ECI Telecom. Further, Mr. Danziger serves as a director in Israel Venture Network, a venture philanthropy NGO, in Avney Rosha, the Israel Institute for School Leadership, and in other non-governmental organizations. Mr. Danziger was also a member of the National Task Force for the Advancement of Education in Israel (Dovrat Committee) and was chairman of two of its subcommittees. Mr. Danziger holds B.Sc. cum laude and M.Sc. in electrical engineering from the Technion - Israel Institute of Technology and M.A. cum laude in philosophy and digital culture from Tel Aviv University.

Nurit Benjamini has served as an outside director since 2007. Ms. Benjamini serves as the Chief Financial Officer of Wixpress Ltd., an internet company providing a platform for websites design, since May 2011. Previously, from 2007 to 2011, Ms. Benjamini has served as the Chief Financial Officer of CopperGate Communications Ltd., a leading fabless semiconductor company in home entertainment networking, that was acquired by Sigma Designs Inc. (NASDAQ:SIGM) in November 2009. Prior to her position with CopperGate Communications Ltd., Ms. Benjamini served as the Chief Financial Officer of Compugen Ltd. (NASDAQ: CGEN) from 2000 to 2007. Prior to her position with Compugen Ltd., from 1998 to 2000, Ms. Benjamini served as the Chief Financial Officer of Phone-Or Ltd. Between 1993 and 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (formerly NASDAQ: ALDN).  Ms. Benjamini  serves as an outside director of BiolineRX Ltd., a member of its compensation committee, and as a chairman of its audit committee.Ms. Benjamini holds a B.A. in Economics and Business and an M.B.A. in Finance, both from Bar Ilan University, Israel.

Steven D. Levy has served as an outside director since 2007. Mr. Levy served as a Managing Director and Global Head of Communications Technology Research at Lehman Brothers from 1998 to 2005.  Before joining Lehman Brothers, Mr. Levy was a Director of Telecommunications Research at Salomon Brothers from 1997 to 1998, Managing Director and Head of the Communications Research Team at Oppenheimer & Co. from 1994 to 1997 and a senior communications analyst at Hambrecht & Quist from 1986 to 1994.  Mr. Levy has served as a director of PCTEL, a broadband wireless technology company since January 2006 and of privately held GENBAND Inc., a U.S. provider of telecommunications equipment, since August 2007.  Mr. Levy holds a B.Sc. in Materials Engineering and an M.B.A., both from the Rensselaer Polytechnic Institute.

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

Vin Costello has served as our VP and General Manager — The Americas since 2006. Mr. Costello began his career with NYNEX and rapidly rose through the ranks achieving the title of Vice President, Business Network Solutions and Vice President Global Sales. Mr. Costello founded and headed NYNEX Network Integration and upon the merger with Bell Atlantic, was named President and CEO of Bell Atlantic Network Integration.  Mr. Costello departed Verizon for an optical networking start-up where he served as VP of Sales and assisted Corvis Corporation, in their successful initial public offering.  Mr. Costello was subsequently named VP and General Manager of the Managed Storage Division after Corvis purchased Broadwing and reinvented itself as a service provider. Mr. Costello holds a B.Sc. in Computer Applications and Information Systems as well as Business Management (double major) from New York University and earned an M.Sc. in Telecommunications and Computing Management from Polytechnic University.

B.           Compensation of Officers and Directors

The aggregate compensation paid to or accrued on behalf of our directors and executive officers as a group during 2011 consisted of approximately $2.6 million in salary, fees, bonus, commissions and directors’ fees and approximately $0.4 in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers, expenses, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

In 2011, we paid the chairman of the board of directors, Mr. Shraga Katz, an annual fee of NIS 270,000 (approximately $72,000). Mr. Katz is also entitled to customary benefits for a senior executive officer at an Israeli company. We paid each of our directors, Itzhak Danziger and Yigal Jacoby, and each of our former directors, Dr. Eyal Kishon and Shai Saul, an annual fee of NIS 45,000 (approximately $12,000) and a per meeting attendance fee of NIS 3,750 (approximately $1,000), linked to the Israeli consumer price index. The annual fees were prorated to reflect the commencement or termination of the service of certain directors in 2011. We pay each of our outside directors, Nurit Benjamini and Steven Levy, fees as permitted by the Israeli Companies Law (the “Companies Law”). Our directors are also typically granted upon election and reelection options to purchase 15,000 of our ordinary shares, which vest on a quarterly basis over a period of three years.

In 2011, we paid our President and Chief Executive Officer, Mr. Rami Hadar, an annual salary of NIS 687,500 (approximately $183,000) and a bonus of NIS 68,304 (approximately $18,000) in connection with his performance in 2010.  In 2011, we did not grant any new options or other equity compensation to Mr. Hadar.  Mr. Hadar is also entitled to customary benefits for a senior executive officer at an Israeli company.

During 2011, our officers and directors received, in the aggregate, options to purchase 129,500 ordinary shares under our equity based compensation plan. These options have a weighted average exercise price of approximately $13.16 and the options will expire ten years after the date the options were granted.

C.           Board Practices

Corporate Governance Practices

As a foreign private issuer, we are permitted under NASDAQ Marketplace Rule 5615(a)(3) to follow Israeli corporate governance practices instead of the NASDAQ Stock Market requirements, provided we disclose which requirements we are not following and the equivalent Israeli requirement. See “ITEM 16G:  Corporate Governance Requirements” for a discussion of those ways in which our corporate governance practices differ from those required by NASDAQ for domestic companies.

Board of Directors

                Terms of Directors

Our articles of association provide that we may have not less than five directors and up to nine directors.

Under our articles of association, our directors (other than the outside directors, whose appointment is required under the Companies Law; see “—Outside Directors”) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the outside directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office, is for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. Shraga Katz who is a Class I director, will hold office until our annual meeting of shareholders to be held in 2013. Class II directors, consisting of , Itzhak Danziger, will hold office until our annual meeting of shareholders to be held in 2014. Class III directors, consisting of Yigal Jacoby and Rami Hadar, will hold office until our annual meeting of shareholders to be held in 2012. The directors are elected by a vote of the holders of a majority of the voting power present and voting at the meeting. Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor is elected and qualified, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he resigns or is removed from office.

Under the Companies Law, a director (including an outside director) must declare in writing that he or she has the required skills and the ability to dedicate the time required to serve as a director in addition to other statutory requirements. A director that ceases to meet the statutory requirements for his or her appointment must immediately notify us of the same and his or her office will become vacated upon such notice.

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

Outside Directors

               Qualifications of Outside Directors

The Companies Law requires companies incorporated under the laws of the State of Israel with shares listed on a stock exchange, including the NASDAQ Global Market, to appoint at least two outside directors. Our outside directors are Ms. Benjamini and Mr. Levy.

Outside directors are required to meet standards of independence and qualifications set forth in the Companies Law and related regulations. Among other independence qualifications, a person may not serve as an outside director if he is a relative of a controlling shareholder of, or if he of his affiliate (as defined in the Companies Law) has an employment, business or professional relationship or other affiliation (as defined in the Companies Law) with the company.

In addition, the Companies Law requires every outside director appointed to the board of directors of an Israeli company qualify as a “financial and accounting expert” or as “professionally competent,” as such terms are defined in the applicable regulations under the Companies Law, and that at least one outside director qualify as a “financial and accounting expert.” If at least one of our directors meets the independence requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the standards of the NASDAQ Stock Market rules for membership on the audit committee and also has financial and accounting expertise as defined in the Companies Law, then the other outside directors are only required to meet the professional qualifications. Under applicable regulations, a director with financial and accounting expertise is a director who, through his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented.

               Election of Outside Directors

Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•
the majority of shares voted at the meeting, including at least majority the shares of non-controlling shareholder(s) and shareholders not having personal interest in the election of the outside director, voted at the meeting, excluding abstentions, vote in favor of the election of the outside director; or

•
the total number of shares of non-controlling shareholders and shareholders not having personal interest in the election of the outside director voted against the election of the outside director does not exceed two percent of the aggregate voting rights in the company.

The initial term of an outside director is three years, and he or she may be reelected to two additional terms of three years each by a majority vote at a shareholders’ meeting, subject to the conditions described above for initial election of outside directors. Reelection to each additional term beyond the initial term must comply with certain conditions set forth in the Companies Law. Outside directors may be removed by the same majority of shareholders as is required for their election, or by a court, and only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. The tenure of outside directors, like all directors, may also be terminated by a court under limited circumstances. If the vacancy of an outside directorship causes the company to have fewer than two outside directors, a company’s board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint a new outside director. Each committee of a company’s board of directors which is authorized to exercise the board of directors’ authorities is required to include at least one outside director, except for the audit committee, which is required to include all outside directors.

An outside director is entitled to compensation and reimbursement of expenses, as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an outside director, other than providing indemnification, obligation to indemnify, exemption or insurance as permitted pursuant to the Companies Law.

NASDAQ Requirements

Under the NASDAQ Stock Market rules, a majority of directors must meet the definition of independence contained in those rules. Our board of directors has determined that our directors Ms. Nurit Benjamini and Mr. Steven Levy meet the independence standards contained in the NASDAQ Stock Market rules, and we do not believe that any of these directors have a relationship that would preclude a finding of independence and, in reaching its determination, our board of directors determined that the other relationships that these directors have with us do not impair their independence. As a foreign private issuer, we are permitted under NASDAQ Marketplace Rule 5615(a)(3) to follow Israeli corporate governance practices instead of the NASDAQ Stock Market requirements, provided we disclose which requirements we are not following and the equivalent Israeli requirement. We must also provide NASDAQ with a letter from outside counsel in our home country, Israel, certifying that our corporate governance practices are not prohibited by Israeli law. We rely on this “foreign private issuer exemption” with respect to the requirement that a majority of our board consist of independent directors as required by NASDAQ Rule 5605(b). See “ITEM 16G.  Corporate Governance” for additional information in this regard.

Audit Committee

Companies Law Requirements

Under the Companies Law, the board of directors of any public company must appoint an audit committee comprised of at least three directors, including all of the outside directors. The following persons may not be appointed as members of the audit committee:

•	the chairperson of the board of directors;

•	a controlling shareholder or a relative of a controlling shareholder (as defined in the Companies Law); or

•
any director who is engaged by, or provides services on a regular basis to the company, the company’s controlling shareholder or an entity controlled by a controlling shareholder or any director who generally relies on a controlling shareholder for his or her livelihood.

The Companies Law requires the majority of the audit committee members to be independent directors (as defined in the Companies Law). Any persons disqualified from serving as a member of the audit committee may not be present at the audit committee meetings, unless the chairperson of the audit committee has determined that this person’s presence is required to be present a particular matter. The Companies Law provides for certain other exclusions to this provision.

NASDAQ Requirements

Under the NASDAQ Stock Market rules, companies are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Our audit committee members are required to meet additional independence standards, including minimum standards set forth in rules of the SEC and adopted by the NASDAQ Stock Market.

NASDAQ Rule 5605(c)(2)(B), under exceptional and limited circumstances, permits one director who is not independent as defined in the NASDAQ rules to serve for up to two years on the audit committee, but not as the chairperson, provided that such director (i) does not receive directly or indirectly any consulting, advisory, or other compensatory fee from the company or its subsidiaries except compensation received solely for service on the board; (ii) is not an affiliate of the company, and (iii) is not a current officer or employee or a family member of such officer or employee of the Corporation. During 2011, our board determined that Mr. Danziger qualified to serve under this exception, and he was therefore eligible to serve as a non-independent director on the audit committee. See “—Audit Committee Role.”

              Approval of Transactions with Related Parties

The approval of the audit committee is required to effect specified actions and transactions with office holders and controlling shareholders. The term office holder means a general manager, chief business manager, deputy general manager, vice general manager, or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title, as well as any director or manager directly subordinate to the general manager,. The term controlling shareholder means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50.0% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, the term also includes any shareholder that holds 25.0% or more of the voting rights of the company if the company has no shareholder that owns more than 50.0% of its voting rights. For purposes of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders. The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless all the requirements of the Companies Law regarding the structure of the committee and the person entitled to present at meetings are met at the time of approval.

              Audit Committee Role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the NASDAQ Global Market, which include:

•      retaining and terminating the company’s independent auditors, subject to shareholder ratification;

•      pre-approval of audit and non-audit services provided by the independent auditors; and

•	approval of transactions with office holders and controlling shareholders, as described above, and other related-party transactions.

Additionally, under the Companies Law, the audit committee is responsible for: (a) identifying deficiencies in the management of a company’s business and making recommendations to the board of directors as to how to correct them; (b) reviewing and deciding whether to approve certain related party transactions and certain transactions involving conflicts of interest; (c) deciding whether certain actions involving conflicts of interest are material actions and whether certain related party transactions are extraordinary transactions; (d) reviewing the internal auditor’s work program; (e) examining the company’s internal control structure and processes, the performance of the internal auditor and whether the internal auditor has the tools and resources required to perform his or her duties; and (f) examining the independent auditor’s scope of work as well as the independent auditor’s fees and providing the corporate body responsible for determining the independent auditor’s fees with its recommendations. In addition the audit committee will also be responsible for implementing procedures concerning employee complaints on deficiencies in the administration of the company’s business and the protection to be provided to such employees. Furthermore, in accordance with regulations promulgated under the Companies Law, the audit committee discusses the financial statements and presents to the board its recommendations with respect to the proposed financial statements. The audit committee charter states that in fulfilling this role the committee is entitled to rely on interviews and consultations with our management, our internal auditor and our independent auditor, and is not obligated to conduct any independent investigation or verification. Our Audit Committee also serves as our Financial Statement Review Committee, as defined in regulations promulgated under the Companies Law recently enacted and applicable to the review process of financial statements commencing from the 2010 year-end financial statements.

Our audit committee consists of our directors, Ms. Nurit Benjamini, Mr. Steven Levy and Mr. Itzhak Danziger. The financial expert on the audit committee pursuant to the definition of the SEC is Ms. Benjamini. The chairperson is Ms. Benjamini.

During 2011, our board determined that Mr. Danziger qualified to serve under the NASDAQ Rule 5605(c)(2)(B) exception, which under exceptional and limited circumstances, permits one director who is not independent as defined in the NASDAQ rules to serve for up to two years on the audit committee, but not as the chairperson.  Mr. Danziger is therefore eligible to serve as a non-independent director on the audit committee. Mr. Danziger was a board observer before becoming a director and, in order to grant Mr. Danziger options with certain related tax benefits under Israeli law, Mr. Danziger was considered an employee of the company during that period. Mr. Danziger’s sole role at that time was to serve as an observer to the board pending his election to the board. Accordingly, the board does not believe that relationship should prevent Mr. Danziger from serving on the board of the company pursuant to the exception provided under NASDAQ rules. As a result of Mr. Danziger’s non-independence under NASDAQ rules, our board of directors no longer consists of a majority of independent directors.     See “ITEM 16G: Corporate Governance Requirements” for a discussion regarding our compliance with the NASDAQ’s majority independence requirements.

Compensation and Nominating Committee

We have established a compensation and nominating committee consisting of our directors, Ms. Nurit Benjamini, Mr. Steven Levy and Mr. Itzhak Danziger. The chairperson is Mr. Levy. This committee oversees matters related to our corporate governance practices. Our board of directors has adopted a compensation and nominating committee charter setting forth the responsibilities of the committee consistent with the NASDAQ Stock Market rules, which include:

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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. The internal auditor may be an employee of the company but not an interested party (as defined in the Companies Law), an office holder of the company, or a relative of an interested party or an office holder, among other restrictions. In February 2007, our board of directors approved the appointment of the firm of Haikin, Rubin, Cohen & Gilboa as the internal auditor of the Company.

Exculpation, Insurance and Indemnification of Office Holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. However, a company may provide certain indemnification rights as detailed below and obtain insurance for an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval. Our articles of association, in accordance with Israeli law, allow us to exculpate an office holder, in advance, from liability to us, in whole or in part, for damages caused to us as a result of a breach of duty of care. We may not exculpate a director for liability arising out of a prohibited dividend or distribution to shareholders or prohibited purchase of its securities.

In accordance with Israeli law, our articles of association allow us to indemnify an office holder in respect of certain liabilities either in advance of an event or following an event. Under Israeli law, an undertaking provided in advance by an Israeli company to indemnify an office holder with respect to a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court must be limited to events which in the opinion of the board of directors can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking must detail the above mentioned events and amount or criteria. Our articles of association allow us to undertake in advance to indemnify an office holder for, among other costs, reasonable litigation expenses, including attorneys’ fees, and certain financial liabilities, subject to certain restrictions pursuant to the Companies Law.

In accordance with Israeli law, our articles of association allow us to insure an office holder against certain liabilities incurred for acts performed as an office holder, including certain breaches of duty of loyalty to the company, a breach of duty of care to the company or to another person and certain financial liabilities imposed on the office holder.

We may not indemnify or insure an office holder against any of the following:

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

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our audit committee (or another board committee meeting the requirements in the Companies Law) and our board of directors and, in respect of our directors, by our shareholders, provided that changes to existing arrangements may be approved by the audit committee if it approves that such changes are immaterial.

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

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

D.            Employees

As of December 31, 2011, we had 324 employees of whom 234 were based in Israel, 30 in the United States and the remainder in Europe, Asia and Oceania. The breakdown of our employees by department is as follows:

	December 31,
Department	2009	2010	2011
Manufacturing and operations	16	16	19
Research and development	92	95	110
Sales, marketing, service and support	114	123	160
Management and administration	30	30	35
Total	252	264	324

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

E.            Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 10, 2012 of each of our directors and executive officers.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class
Directors
Yigal Jacoby	669,658	2.1%
Rami Hadar	450,302	1.4%
Itzhak Danziger	*	*
Nurit Benjamini	*	*
Shraga Katz	*	*
Steven D. Levy	*	*
Executive Officers
Amir Hochbaum	*	*
Anat Shenig	*	*
Andrei Elefant	*	*
Eli Cohen	*	*
Jay Klein	*	*
Lior Moyal	*	*
Nachum Falek	*	*
Pini Gvili	*	*
Ramy Moriah	*	*
Vin Costello	*	*
All directors and executive officers as a group	1,574,668	5.0%
 __________________________
*	Less than one percent of the outstanding ordinary shares.

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from April 10, 2012 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 31,655,781 ordinary shares outstanding as of April 10, 2012.

(2)
Consists of 435,410 shares held by Odem Rotem Holdings Ltd., a company wholly-owned and controlled by Yigal Jacoby, 165,200 shares held by Yigal Jacoby and 61,548 shares jointly held by Yigal Jacoby and his spouse, Anat Jacoby, and an option to purchase 7,500 shares held by Yigal Jacoby.

Our directors and executive officers hold, in the aggregate, outstanding options exercisable for 1,421,950 ordinary shares, as of April 10, 2012. These options have a weighted average exercise price of $5.55 per share and have expiration dates until 2021.

Share Option Plans

We have adopted four share option plans and, as of April 10, 2012, we had 5,228,602 ordinary shares reserved for issuance under these plans. Under our share option plans, as of April 10, 2012 options to purchase 2,777,525 ordinary shares at a weighted average exercise price of $7.91 per share were outstanding of which options to purchase 1,147,308 ordinary shares were vested and exercisable.

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

        The number of ordinary shares that we may issue under the 2006 plan will increase on the first day of each fiscal year during the term of the 2006 plan, in each case in an amount equal to the lesser of (i) 1,000,000 shares, (ii) 3.5% of our outstanding ordinary shares on the last day of the immediately preceding year, or (iii) an amount determined by our board of directors. The number of shares subject to the 2006 plan is also subject to adjustment if particular capital changes affect our share capital. Ordinary shares subject to outstanding awards under the 2006 plan or our 2003 plan or 1997 plans that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2006 plan. As of April 10, 2012, options or other awards to purchase 2,391,567 ordinary shares were outstanding under the 2006 plan and 965,970 remained available for future options or other awards.

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

Our compensation and nominating committee administers the 2006 plan and it selects which of our and our subsidiaries’ and affiliates’ eligible employees, directors and/or consultants receive options or other awards under the 2006 plan and will determine the terms of the grant, including, exercise prices, method of payment, vesting schedules, acceleration of vesting and the other matters necessary in the administration of the plan.

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

Allot Communications Ltd. Key Employee Share Incentive Plan (2003)

Our 2003 share option plan provides for the grant of options to our and our affiliates’ employees, directors, officers, consultants, advisers and service providers. As of April 10, 2012, there were outstanding options to purchase 385,958 ordinary shares under the plan, all of which were vested and exercisable. We no longer grant options under this plan, and ordinary shares underlying any option granted under this plan that terminates without exercise become available for future issuance under our 2006 plan.

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

As of April 10, 2012, there were no outstanding options to purchase ordinary shares under the two plans. Options to purchase 766,071 ordinary shares were exercised for ordinary shares. We no longer grant options under these plans, and ordinary shares underlying any option granted under these plans that terminated without exercise became available for issuance under our 2006 plan.

The plans are administered by our compensation and nominating committee.

ITEM 7: Major Shareholders and Related Party Transactions

A.            Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of April 10, 2012, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Brookside Capital Fund(2)	3,081,549	9.7%
Zohar Zisapel(3)	2,842,378	9.0%
______________

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from April 10, 2012 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 31,655,781 ordinary shares outstanding as of April 10, 2012.

(2)
Based on a Schedule 13G/A filed on December 31, 2011. Consists of 3,081,549 shares held by Brookside Capital Partners Fund, L.P., a Delaware limited partnership. Brookside Capital Investors, L.P., a Delaware limited partnership is the sole general partner of the Brookside Capital Partners Fund, L.P. Brookside Capital Management, LLC, a Delaware limited liability company, is the sole general partner of Brookside Capital Investors, L.P. Domenic J. Ferrante is the sole managing member of Brookside Capital Management, LLC. The address of the Brookside entities is c/o John Hancock Tower, 200 Clarendon Street, Boston MA 02116.

(3)
Based on a Schedule 13G/A filed on January 13, 2011. Consists of 2,777,487 shares are held by Zohar Zisapel and 64,891 shares are held by Lomsha Ltd., an Israeli company controlled by Zohar Zisapel. The address of Mr. Zisapel and Lomsha Ltd. is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

Significant Changes in the Ownership of Major Shareholders

        As of June 1, 2011, Zohar Zisapel was the beneficial owner of 2,842,378, or 11.7%, of our ordinary shares. As of April 1, 2010 and December 31, 2009, Zohar Zisapel was the beneficial owner of 2,292,319, or 10.2%, of our ordinary shares.

As of November 15, 2011, Tamir Fishman Ventures were no longer major shareholders. As of February 14, 2011, Tamir Fishman Ventures were the beneficial owner of 2,354,093, or 9.7%, of our ordinary shares.

As of December 31, 2011, Diker Management was no longer a major shareholder. As of June 1, 2011, Diker Management was the beneficial owner of 2,400,040, or 9.9%, of our ordinary shares. As of April 1, 2010 and December 31, 2009, Diker Management was the beneficial owner of 2,160,061, or 9.6%, of our ordinary shares.

As of  June 1, 2011, the Gemini Group and Yigal Jacoby were no longer major shareholders. As of April 1, 2010 and December 31, 2009, the Gemini Group was the beneficial owner of 1,702,679, or 7.6%, of our ordinary shares and Yigal Jacoby was the beneficial owner of 1,524,431, or 6.6%, of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 10, 2012, there were 21 record holders of ordinary shares, of which 11 consisted of United States record holders holding approximately 99.40% of our outstanding ordinary shares. The United States record holders included Cede & Co., the nominee of the Depositary Trust Company.

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

                Engagement of Officers. We have entered into employment or consulting agreements with each of our officers who work for us as employees or as consultants. These agreements all contain provisions standard for a company in our industry regarding noncompetition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete in Israel may be limited. In connection with the engagement of our officers, we have granted them options pursuant to our 2006 Incentive Compensation Plan.

Exculpation, Indemnification and Insurance. Our articles of association permit us to exculpate, indemnify and insure our office holders, in accordance with the provisions of the Companies Law. We have entered into agreements with each of our directors and certain office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, to the extent that these liabilities are not covered by insurance. See “ITEM 6: Directors, Senior Management and Employees—Board Practices—Exculpation, Insurance and Indemnification of Office Holders.”

Agreement with Galil Software

Our director, Itzhak Danziger, is Chairman of the board of directors of Galil Software Ltd.  We have engaged Galil Software since 2010 to provide us with certain quality assurance services in the ordinary course of our business.   We paid Galil Software approximately $275,000 in 2011 and approximately $48,000 in 2012 through March 31, 2012.

C.           Interests of experts and counsel

Not applicable.

ITEM 8: Financial Information

A.           Consolidated Financial Statements and Other Financial Information.

Consolidated Financial Statements

For our audited consolidated financial statements for the year ended December 31, 2011, please see pages F-2 to F-45 of this report.

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

Stock Price History

The following table sets forth the high and low sales prices for our ordinary shares as reported by the NASDAQ Global Market, in U.S. dollars, and as reported by the Tel Aviv Stock Exchange (since December 2010), in NIS, for each of the last five years:

	NASDAQ Global Market		Tel Aviv Stock Exchange
Year	High	Low	High	Low
2008	$4.85	1.60	NIS—	NIS—
2009	4.25	1.42	—	—
2010	11.64	4.00	42.57	37.20
2011	19.05	9.45	71.22	35.74
2012 (through April 16, 2012)	24.43	15.55	92.70	58.56

	NASDAQ Global Market		Tel Aviv Stock Exchange
2010	High	Low	High	Low
First Quarter	$5.15	$4.00	NIS—	NIS—
Second Quarter	5.83	4.40	—	—
Third Quarter	6.27	4.25	—	—
Fourth Quarter	11.64	6.11	42.57	37.20

	NASDAQ Global Market		Tel Aviv Stock Exchange
2011	High	Low	High	Low
First Quarter	$16.16	$10.84	NIS58.50	NIS38.49
Second Quarter	18.29	13.31	63.31	45.16
Third Quarter	19.05	9.75	65.28	35.74
Fourth Quarter	18.47	9.45	71.22	36.57

	NASDAQ Global Market		Tel Aviv Stock Exchange
Most Recent Six Months	High	Low	High	Low
March 2012	$23.25	$17.36	NIS86.17	NIS66.33
February 2012	18.63	15.96	70.1	59.8
January 2012	16.64	15.55	63.29	58.56
December 2011	18.47	15.20	71.22	59.85
November 2011	16.86	14.28	61.95	50.10
October 2011	14.28	9.45	49.97	36.57

Markets

Our ordinary shares have been quoted under the symbol “ALLT” on the NASDAQ Stock Market since November 16, 2006 and on the Tel Aviv Stock Exchange since December 21, 2010.

ITEM 10: Additional Information

A.            Share Capital

Not applicable.

B.            Memorandum and Articles of Association

Memorandum and Articles of Association

We are registered with the Israeli Registrar of Companies in Jerusalem. Our registration number is 51-239477-6.

A description of our memorandum and articles of association was previously provided in our registration statement on Form F-1 (Registration Statement 333-138313) filed with the SEC on October 31, 2006, and is incorporated herein by reference.

Fiduciary duties and approval of specified related party transactions under Israeli law

Fiduciary duties of office holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

        The duty of care of an office holder is based on the duty of care set forth in connection with the tort of negligence under the Israeli Torts Ordinance (New Version) 5728-1968.  This duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances.  The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain certain information pertaining to the proposed action before the board of directors.

•
The duty of loyalty incumbent on an office holder requires him or her to act in good faith and for the benefit of the company, and includes, among other things, the duty to avoid conflicts of interest with the company, refrain from competing with the company and disclosing to the company information disclosed to him or her as a result of being an office holder.

We may approve an act specified above which would otherwise constitute a breach of the office holder’s duty of loyalty, provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses his or her personal interest a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law, setting forth, among other things, the organs of the company entitled to provide such approval, and the methods of obtaining such approval.

Disclosure of personal interests of an office holder and approval of acts and transactions

The Companies Law requires that an office holder promptly disclose to the company any personal interest (as defined in the Companies Law) that he or she may have relating to any existing or proposed transaction by the company (as well as certain information or documents).  Once an office holder has disclosed his or her personal interest in a transaction, the approval of the appropriate organ(s) in the company is required in order to effect the transaction.  However, a company may not approve a transaction or action that is not to the company’s benefit.

Disclosure of personal interests of a controlling shareholder and approval of transactions

Under the Companies Law, a controlling shareholder must also disclose any personal interest (as defined in the Companies Law) it may have in an existing or proposed transaction by the company (as defined in the Companies Law). Transactions with controlling shareholders will typically require approval by the audit committee, the board of directors and the shareholders of the company, in which case the Companies Law provides for certain quantitative requirements in respect of the voting of shareholders not having a personal interest in the applicable transaction.

Duties of shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power, act in good faith and act in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders. A shareholder also has a general duty to refrain from acting to the detriment of other shareholders.

In addition, any controlling shareholder or any shareholder having specific powers with respect to a company (the power to appoint an office holder, or specific influence over a certain vote) is under a duty to act with fairness towards the company.  The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Approval of private placements

Under the Companies Law and the regulations promulgated thereunder, a private placement of securities does not require approval at a general meeting of the shareholders of a company; provided however, that special circumstances require the approval at a general meeting of the shareholders of a company. These include, for example, certain private placements completed in lieu of a special tender offer (See “Memorandum and Articles of Association—Acquisition under Israeli law”) or a private placement which qualifies as a related party transaction (See “Corporate governance practices—Fiduciary duties and approval of specified related party transactions under Israeli law”).

Acquisitions under Israeli Law

Full Tender Offer. A person wishing to acquire shares of a public Israeli company or voting rights in such company and who would as a result hold over 90.0% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90.0% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class. If the shareholders who do not accept the offer hold less than 5.0% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the offerees who do not have a personal interest in the acceptance of the tender offer agreed to the tender offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. Notwithstanding the above, if the shareholders who do not accept the offer hold less than 2.0% of the issued and outstanding share capital of the company or of the applicable class, the offer will be accepted. However, a shareholder that had its shares so transferred may, within six months from the date of acceptance of the tender offer, petition the court to determine that tender offer was for less than fair value and that the fair value should be paid as determined by the court. The offering person may determine in his offer that any accepting shareholder may not petition the court as aforesaid, but such condition will not be valid if the full information required under the Companies Law was not provided prior to the acceptance date. The description above regarding a full tender offer also applies, with certain limitations, when a full tender offer for the purchase of all of the company’s securities is accepted.

Special Tender Offer. The Companies Law provides, subject to certain exceptions, that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25.0% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25.0% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, subject to certain exceptions as a result of the acquisition, the purchaser would become a holder of more than 45.0% of the voting rights in the company, and  there is no other shareholder of the company who holds more than 45.0% of the voting rights in the company. The special tender offer may be consummated subject to certain majority requirements set forth in the Companies Law, and provided further that at least 5.0% of the voting rights attached to the company’s outstanding shares will be acquired by the party making the offer.

Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and a certain percentage of each party’s shareholders (subject to certain exceptions). Following the approval of the board of directors of each of the merging companies, the boards must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

Under the Companies Law, if the approval of a general meeting of the shareholders is required, merger transactions may be approved by holders of a simple majority of our shares present, in person, by proxy or by written ballot, at a general meeting of the shareholders and voting on the transaction. In determining whether the required majority has approved the merger, if shares of the company are held by the other party to the merger, by any person holding at least 25.0% of the voting rights, or 25.0% of the means of appointing directors or the general manager of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or any person or entity acting on behalf of, related to or controlled by either of them, is sufficient to reject the merger transaction. In certain circumstances, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. .

The Companies Law provides for certain requirements and procedures that each of the merging companies is to fulfill. In addition, a merger may not be completed unless at least fifty days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and thirty days from the date that shareholder approval of both merging companies was obtained.

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

C.           Material Contracts

Summaries of the following material contracts and amendments to these contracts are included in this annual report in the places indicated:

Material Contract	Location
Agreement with Flextronics (Israel) Ltd	“ITEM 4.B: Information on the Company–Business Overview–Manufacturing.”

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

General Corporate Tax Structure in Israel

Taxable income of Israeli companies is subject to tax at the rate of 26% in 2009, 25% in 2010 and 24% in 2011, and was scheduled to gradually decline to 18% by 2016. However, this scheduled decline in corporate tax rates was repealed with the enactment of the Law for Tax Burden Reform (Legislative Amendments), 2011 in Israel in late 2011 and instead the corporate tax rate will revert to 25% in 2012 and thereafter.

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

As of December 31, 2011, we believe that we are meeting the aforementioned conditions.

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

In 1998, the production facilities of the Company related to its computational technologies were granted the status of an "Approved Enterprise" under the Law. In 2004, an expansion program was granted the status of "Approved Enterprise." According to the provisions of the Law, the Company has elected the alternative package of benefits and has waived Government grants in return for tax benefits.

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

We elected the years of 2006 and 2009 as "year of election" under the Investments Law after the 2005 Amendment.

We expect that a substantial portion of any taxable operating income that we may realize in the future will be derived from our approved enterprise status.

We currently intend to reinvest any income derived from our Approved Enterprise program and not to distribute such income as a dividend. As of December 31, 2011, we did not generate income under the provisions of the Investments Law.

Tax benefits under the 2010 Amendment

In December 2010, the Israeli Parliament passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments to the Investment Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Investments Law were modified and a flat tax rate applies to our entire preferred income. Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter.

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

Sales Exchange or other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in our ordinary shares. Such gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is eligible for the preferential rate of taxation applicable to long-term capital gains, with respect to taxable years beginning on or before December 31, 2011, if your holding period for such ordinary shares exceeds one year (that is, such gain is long-term capital gain). Gain or loss, if any, recognized by you generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations.

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

PFIC status is an annual determination that is based on tests which are factual in nature and our status for any year will depend on our income, assets and activities for such year.  Therefore there can be no assurance that we will not be considered a PFIC for any taxable year.  Although we did not use the market capitalization method to value our assets in 2009, as noted in our prior Form 20-Fs, we are relying on the market capitalization method to determine the fair market value of our assets for the taxable year ended December 31, 2011. Based on certain estimates of our gross income and gross assets, the nature of our business and the anticipated amount of goodwill (which is determined in large part by the market price of our stock), we believe that we were not a PFIC for our taxable year ended December 31, 2012. There can be no certainty, however, that the IRS will agree with our position.  If we were a PFIC, and you are a U.S. Holder, you generally would be subject to ordinary income tax rates, imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “—Distributions”) with respect to any gain from the sale, exchange or other disposition of, and certain distributions with respect to, your ordinary shares. We are not providing any U.S. tax opinion to any U.S. Holder concerning our status as a PFIC for 2011, or any other tax year.  A U.S. Holder should consult his, her or its own tax advisor with respect to the potential application of the PFIC rules in his, her or its particular circumstances.

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

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

We are currently subject to the information and periodic reporting requirements of the Exchange Act, and file periodic reports and other information with the SEC through its electronic data gathering, analysis and retrieval (EDGAR) system. Our securities filings, including this annual report and the exhibits thereto, are available for inspection and copying at the public reference facilities of the SEC located at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Commission also maintains a website at http://www.sec.gov from which certain filings may be accessed. As of November 2010, our filings are also available at the TASE’s website at http://maya.tase.co.il and at the Israeli Securities Authority’s website at http://www.magna.isa.gov.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the shekel. In 2011, we derived our revenues primarily in U.S. dollars and a portion in Euros and other currencies. Although a substantial part of our expenses were denominated in U.S. dollars, a significant portion of our expenses were denominated in shekels and to a lesser extent in Euros and other currencies. Our shekel-denominated expenses consist principally of salaries and related personnel expenses. We monitor foreign currency exposure and, from time to time, may use various instruments to preserve the value of sales transactions and commitments; however, this cannot assure our protection against risks of currency fluctuations. For more information regarding foreign currency related risks, see “ITEM 3: Key Information—Risk Factors—Our international operations expose us to the risk of fluctuations in currency exchange rates.”

We use currency forward contracts together with currency options primarily to hedge payments in NIS. These transactions constitute a future cash flow hedge.  As of December 31, 2011, we had outstanding forward and option contracts in the amounts of $11.5 million and $1.7 million, respectively. These transactions were for a period of up to twelve months. As of December 31, 2011, the fair value of the above mentioned foreign currency derivative contracts was $(0.6) million.

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

From the effective date of the registration statement and until December 31, 2011, the net proceeds had been invested in cash equivalents, marketable securities, capital expenditure and other corporate purposes.  None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

We conducted a subsequent public offering of our ordinary shares on November 15, 2011 raising net proceeds of $85 million.

ITEM 15: Controls and Procedures

(a)            Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2011. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2011, our disclosures controls and procedures were effective at the reasonable assurance level.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2011.

Our independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have issued an audit report on the effectiveness of our internal control over financial reporting.  The report is included with our consolidated financial statements included elsewhere in this annual report.

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

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Auditors

The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm.

	Year ended December, 31,
	2010	2011
	(in thousands of U.S. dollars)
Audit Fees(1)	$170	$510
Audit-Related Fees(2)	-	70
Tax Fees(3)	10	20
All Other Fees(4)	40	50
Total	$220	$650

(1)
”Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit for 2010 and 2011, certain procedures regarding our quarterly financial results submitted on Form 6-K, the filing of our Form F-3, fees related to the secondary public offering and consultation concerning financial accounting and reporting standards.

(2)	“Audit-Related fees” include fees for the performance of due diligence investigations.
(3)	“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.
(4)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives, transfer pricing and other matters.

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee pre-approved all audit and non-audit services provided to us and to our subsidiaries during the periods listed above.

ITEM 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

Not applicable.

ITEM 16F:  Change in Registrant’s Certifying Accountant

None.

ITEM 16G:  Corporate Governance

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

We rely on this “foreign private issuer exemption” with respect to the following items:

•
We follow the requirements of Israeli law with respect to the quorum requirement for meetings of our shareholders, which are different from the requirements of Rule 5620(c). Under our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital provided by under the NASDAQ Global Market requirements. This quorum requirement is based on the default requirement set forth in the Companies Law, 1999, or the Companies Law.  We submitted a letter from our outside counsel in connection with this item prior to our initial public offering in November 2006.

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

•
We do not comply with the requirement that a majority of our board consist of independent directors as required by Rule 5605(b).  Israeli law requires that an Israeli company whose securities are listed for trading on a stock exchange outside of Israel have two members of its board of directors that are “external directors” (as defined under the Companies Law) with qualifications (including financial, accounting and professional capabilities as required by the Companies Law) and additional directors with financial, accounting and professional capabilities as determined by the board of directors.  The Companies Law also requires that at least three members be appointed to the audit committee, including all of the "external directors," that a majority of the members of such committee should be "independent directors" (as defined under the Companies Law) and that certain persons (e.g., the chairperson or any controlling shareholders) not be appointed as members of such committee.  We submitted a letter from our outside counsel in connection with this item in December 2011.

We are subject to additional Israeli corporate governance requirements applicable to companies incorporated in Israel whose securities are listed for trading on a stock exchange outside of Israel.

We may in the future provide NASDAQ with an additional letter or letters notifying NASDAQ that we are following our home country practices, consistent with the Companies Law and practices, in lieu of other requirements of Rule 5600.

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
Rami Hadar
Chief Executive Officer and President

Dated: April 17, 2012

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Number	Description
1.1	Articles of Association of the Registrant (1)
1.2	Certificate of Name Change (1)
2.1	Specimen share certificate (1)
4.1
Non-Stabilized Lease Agreement, dated February 13, 2006, by and among, Aderet Hod Hasharon Ltd., Miritz, Inc., Leah and Israel Ruben Assets Ltd., Tamar and Moshe Cohen Assets Ltd., Drish Assets Ltd., S. L. A. A. Assets and Consulting Ltd., Iris Katz Ltd., Y. A. Groder Investments Ltd., Ginotel Hod Hasharon 2000 Ltd. and Allot Communications Ltd. (1)

4.2	Key Employees of Subsidiaries and Consultants Share Incentive Plan (1997) (1)
4.3	Key Employees Share Incentive Plan (1997) (1)
4.4	Key Employees Share Incentive Plan (2003) (1)
4.5	2006 Incentive Compensation Plan (2)
4.6	Manufacturing Agreement, dated July 19, 2007, by and between Flextronics (Israel) Ltd. and the Registrant* (3)
8.1	List of Subsidiaries of the Registrant
11.1	Code of Ethics (4)
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications)
14.1	Consent of Kost Forer Gabbay & Kasierer
__________________________
(1)	Previously filed with the Securities and Exchange Commission on October 31, 2006 pursuant to a registration statement on Form F-1 (File No. 333-138313) and incorporated by reference herein.

(2)	Previously filled with the Securities and Exchange Commission on May 27, 2009 as Exhibit 3.3 to Form 20-F for the year ended December 31, 2008 and incorporated by reference herein.

(3)	Previously filled with the Securities and Exchange Commission on June 27, 2008 as Exhibit 4.11 to Form 20-F for the year ended December 31, 2007 and incorporated by reference herein.

(4)	Previously filled with the Securities and Exchange Commission on June 28, 2007 as Exhibit 4 to Form 20-F for the year ended December 31, 2006 and incorporated by reference herein.

(5)	This document was furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

*
Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Exchange Act.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

U.S. DOLLARS IN THOUSANDS

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633443 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ALLOT COMMUNICATIONS LTD.

       We have audited the accompanying consolidated balance sheets of Allot Communications Ltd. ("the Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 17, 2012 expressed an unqualified opinion thereon.

/s/ KOST FORER GABBAY & KASIERER
Tel Aviv, Israel	KOST FORER GABBAY & KASIERER
April 17, 2012	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633443 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ALLOT COMMUNICATIONS LTD.

        We have audited Allot Communications Ltd. ("the Company") and its subsidiaries internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        A Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633443 www.ey.com

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in Shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011 and our report dated April 17, 2012 expressed an unqualified opinion thereon.

/s/ KOST FORER GABBAY & KASIERER
Tel Aviv, Israel	KOST FORER GABBAY & KASIERER
April 17, 2012	A Member of Ernst & Young Global

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2011	2010
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$116,682	$42,858
Restricted cash and deposits	1,138	1,060
Short-term bank deposits	24,000	-
Available-for-sale marketable securities	17,580	15,531
Trade receivables (net of allowance for doubtful accounts of $ 511 and $ 374 at December 31, 2011 and 2010, respectively)	11,926	10,739
Other receivables and prepaid expenses	5,950	4,958
Inventories	10,501	10,830

Total current assets	187,777	85,976

NON-CURRENT ASSETS:
Severance pay fund	178	162
Other assets	356	340

Total non-current assets	534	502

PROPERTY AND EQUIPMENT, NET	5,352	5,193

GOODWILL AND INTANGIBLE ASSETS, NET	3,395	3,516

Total assets	$197,058	$95,187

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2011	2010
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,684	$5,140
Employees and payroll accruals	5,050	5,798
Deferred revenues	16,694	10,828
Other payables and accrued expenses	4,412	4,369

Total current liabilities	28,840	26,135

LONG-TERM LIABILITIES:
Deferred revenues	5,430	3,873
Accrued severance pay	219	191

Total long-term liabilities	5,649	4,064

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.1 par value - Authorized: 200,000,000 shares at December 31, 2011 and 2010; Issued and outstanding: 30,950,234 and 23,806,313 shares at December 31, 2011 and 2010, respectively	720	527
Additional paid-in capital	223,306	133,483
Accumulated other comprehensive income (loss)	(810)	434
Accumulated deficit	(60,647)	(69,456)

Total shareholders' equity	162,569	64,988

Total liabilities and shareholders' equity	$197,058	$95,187

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2011	2010	2009
Revenues:
Products	$56,810	$40,852	$29,641
Services	20,943	16,120	12,110

Total revenues	77,753	56,972	41,751

Cost of revenues:
Products	19,540	14,015	10,094
Services	2,635	1,970	1,741

Total cost of revenues	22,175	15,985	11,835

Gross profit	55,578	40,987	29,916

Operating expenses:
Research and development (net of grant participations in the amount of $ 3,674, $ 2,774 and $ 2,440 for the years ended December 31, 2011, 2010 and 2009, respectively)	13,222	11,264	9,265
Sales and marketing	26,543	22,021	20,408
General and administrative	7,474	5,473	5,541

Total operating expenses	47,239	38,758	35,214

Operating profit (loss)	8,339	2,229	(5,298)
Financial expenses (income), net	(415)	7,907	2,311

Income (loss) before income tax expenses (benefit)	8,754	(5,678)	(7,609)
Income tax expenses (benefit)	(55)	84	63

Net Income (loss)	$8,809	$(5,762)	$(7,672)

Net earnings (loss) per share:
Basic	$0.35	$(0.25)	$(0.35)
Diluted	$0.33	$(0.25)	$(0.35)

Weighted average number of shares used in per share computations of net earnings (loss):
Basic	25,047,771	22,831,014	22,185,702
Diluted	27,071,872	22,831,014	22,185,702

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares			Accumulated other comprehensive income (loss)
	Outstanding shares	Amount	Additional paid-in capital		Accumulated deficit	Total comprehensive loss	Total shareholders' equity

Balance at January 1, 2009	22,067,117	$482	$125,703	$697	$(63,703)	-	$63,179

Exercise of stock options	329,945	10	475	-	-	-	485
Compensation related to options granted to non-employees	-	-	58	-	-	-	58
Stock-based compensation related to options granted to employees	-	-	2,240	-	-	-	2,240
Total comprehensive loss:
Cumulative effect from adoption of ASC No. 320	-	-	-	(7,681)	7,681	-	-
Unrealized loss on hedging derivative instruments	-	-	-	(85)	-	(85)	(85)
Unrealized gain on available-for-sale marketable securities				2,207	-	2,207	2,207
Net loss	-	-	-	-	(7,672)	(7,672)	(7,672)

Total comprehensive loss						$(5,550)

Balance at December 31, 2009	22,397,062	$492	$128,476	$(4,862)	$(63,694)		$60,412

Exercise of stock options	1,244,051	35	3,017	-	-	-	3,052
Cashless exercise of options	165,200	*)	*)	-	-	-	-
Compensation related to options granted to non-employees	-	-	115	-	-	-	115
Stock-based compensation related to options granted to employees	-	-	1,875	-	-	-	1,875
Total comprehensive loss:
Unrealized loss on hedging derivative instruments	-	-	-	(155)	-	(155)	(155)
Unrealized loss on available-for-sale marketable securities	-	-	-	(23)	-	(23)	(23)
Realized loss on available-for-sale marketable securities (see Note 3)	-	-	-	5,474	-	-	5,474
Net loss	-	-	-	-	(5,762)	(5,762)	(5,762)

Total comprehensive loss						$(5,940)

Balance at December 31, 2010	23,806,313	$527	$133,483	$434	$(69,456)		$64,988

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares			Accumulated other comprehensive income (loss)		Total comprehensive income (loss)
	Outstanding shares	Amount	Additional paid-in capital		Accumulated deficit		Total shareholders' equity

Issuance of shares capital related to secondary offering, net of issuance costs *)	6,325,000	169	84,753	-	-	-	84,922
Exercise of stock options	818,921	24	2,814	-	-	-	2,838
Stock-based compensation related to options granted to employees	-	-	2,256	-	-	-	2,256
Total comprehensive loss:
Unrealized loss on hedging derivative instruments	-	-	-	(1,312)	-	(1,312)	(1,312)
Unrealized gain on available-for-sale marketable securities	-	-	-	68	-	68	68
Net Income	-	-	-	-	8,809	8,809	8,809

Total comprehensive income						$7,565

Balance at December 31, 2011	30,950,234	$720	$223,306	$(810)	$(60,647)		$162,569

*) $ 252 of issuance costs

Accumulated other comprehensive income (loss):

	Year ended December 31,
	2011	2010	2009

Accumulated unrealized gain (loss) on available-for-sale marketable securities	$45	$(23)	$(5,474)
Accumulated unrealized gain (loss) on foreign currency cash flows hedges	(855)	457	612

Accumulated other comprehensive income (loss)	$(810)	$434	$(4,862)

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

 U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009
Cash flows from operating activities:

Net Income (loss)	$8,809	$(5,762)	$(7,672)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	2,754	2,577	2,468
Write-off of property and of equipment, net	-	-	385
Stock-based compensation related to options granted to employees and non-employees	2,256	1,990	2,298
Amortization of intangible assets	124	123	116
Capital loss (gain)	7	70	(108)
Decrease (increase) in accrued severance pay, net	12	75	(180)
Decrease in other assets	98	41	43
Decrease (increase) in accrued interest and amortization of premium on marketable securities	151	(189)	2
Increase in trade receivables	(1,187)	(2,897)	(1,679)
Increase in other receivables and prepaid expenses	(1,083)	(1,495)	(1,661)
Decrease (increase) in inventories, net	329	(5,784)	(787)
Decrease (increase) in long-term deferred taxes	(114)	49	316
Increase (decrease) in trade payables	(2,456)	1,998	240
Increase (decrease) in employees and payroll accruals	(748)	1,868	606
Increase in deferred revenues	7,423	7,188	745
Increase (decrease) in other payables and accrued expenses	(1,178)	(213)	1,440
Realized loss related to sale of available-for-sale marketable securities	-	7,712	-
Other than temporary loss on marketable securities, net	-	-	3,036

Net cash provided by (used in) operating activities	15,197	7,351	(392)

Cash flows from investing activities:

Increase in restricted cash and deposits	(78)	-	(2)
Investments in short-term bank deposits	(24,000)	-	(201)
Redemption of short-term bank deposits.	-	1,264	-
Purchase of property and equipment	(2,953)	(2,334)	(3,608)
Proceeds from sale of property and equipment	30	168	159
Investment in available-for sale marketable securities	(4,735)	(16,765)	-
Proceeds from redemption or sale of available-for-sale marketable securities	2,603	13,652	-

Net cash used in investing activities	(29,133)	(4,015)	(3,652)

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009
Cash flows from financing activities:

Issuance of shares related to secondary offering, net	84,922	-	-
Exercise of stock options	2,838	3,052	485

Net cash provided by financing activities	87,760	3,052	485

Increase (decrease) in cash and cash equivalents	73,824	6,388	(3,559)
Cash and cash equivalents at the beginning of the year	42,858	36,470	40,029

Cash and cash equivalents at the end of the year	$116,682	$42,858	$36,470

Supplementary cash flow information:

Cash paid during the year for:

Taxes	$100	$168	$80

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

Allot Communications Ltd. ("the Company") was incorporated in November 1996 under the laws of the State of Israel. The Company is engaged in developing, selling and marketing intelligent IP service optimization solutions for mobile, DSL and wireless broadband carriers, cable operator service providers, and enterprises. The Company's portfolio of hardware platforms and software applications utilizes advanced deep packet inspection technology to transform broadband pipes into smart networks that can rapidly and efficiently manage data over mobile and wireline networks and deploy value added Internet services. The Company's products consist of the Service Gateway and NetEnforcer traffic management systems, the NetXplorer and Subscribe Management Platform application management suites and value added services such as the Service Protector network protection solution, the MediaSwift video caching solution and the WebSafe network service.

The Company's Ordinary Shares are listed in  the NASDAQ Global Select Market under the symbol "ALLT" from its initial public offering in November 2006. Since November, 2010, the Company's Ordinary Shares have been listed for trading in the Tel Aviv Stock Exchange as well.  In November 2011, the Company completed a secondary  public offering for a  total amount of approximately $ 85,000 at an average price per share of $ 13.47.

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

ALLOT COMMUNICATIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Restricted cash and deposits:

Restricted cash and deposits in the amount of $ 1,138 are held in favor of financial institutions towards fulfillments of forward contract and operating obligations, respectively.

f.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in dollars and New Israeli Shekels ("NIS") and bear interest at annual weighted average rate 1.6% at December 31, 2011. The short-term deposits are presented at cost.

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

In April 2009, the Company adopted the FASB's updated guidance relating to investments and debt securities, which amends the other-than-temporary impairment ("OTTI") guidance in U.S. GAAP. Under the updated guidance, if OTTI occurs, and it is more likely than not that the Company will not sell the investment or debt security before the recovery of its amortized cost basis, then the OTTI is separated into (a) the amount representing the credit loss and (b) the amount related to all other factors (provided that the Company does not intend to sell the security and it is not more likely than not that it will be required to sell it before recovery). The amount of the total OTTI related to credit loss is recognized in earnings. The amount of the total OTTI related to other factors is recognized in accumulated other comprehensive income. As a result of the adoption of this updated accounting guidance, the Company recorded a cumulative effect adjustment of $ 7,681 to reclassify the non-credit component of previously recognized impairments from accumulated deficit to accumulated other comprehensive income (loss).

As of December 31, 2009, the Company held marketable securities in U.S. dollars in the United States. The balance was composed of Auction Rate Securities ("ARS"). During 2010, the Company had sold its entire ARS portfolio, reclassified the loss recorded in accordance with ASC No. 320 in the accumulated other comprehensive loss in the amount of $ 5,474 to financing expenses and recognized an additional loss of $ 2,238, as further detailed in Notes 4 and 5.

h.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence for which recoverability is not probable. Inventory write-offs due to slow moving items and technological obsolescence totaled $ 480, $ 1,100 and $ 800 in 2011, 2010 and 2009, respectively.

Cost is determined as follows:

Raw materials - using the "first in, first out" (FIFO) cost method.

Finished goods -using the "first in first out" (FIFO) cost method, manufacturing cost and allocable indirect cost.

ALLOT COMMUNICATIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Lab equipment	25 - 33
Computers and peripheral equipment	15 - 33
Office furniture	6 - 15
Leasehold improvements	By the shorter of term of the lease or the useful life of the asset

j.	Goodwill impairment:

Goodwill represents the excess of the purchase price over the fair value of net assets of purchased businesses. Under Accounting Standards Codification No. 350, "Intangibles-Goodwill and Other" ("ASC No. 350"), goodwill and intangible assets deemed to have indefinite lives are tested for impairment annually, or more often if there are indicators of impairment present.

The Company performs annual impairment analysis of goodwill at December 31 of each year, or more often as applicable. The Company operates in one operating segment, and this segment comprises its only reporting unit. The  provisions of ASC No. 350 require that a two-step impairment test be performed on goodwill at the level of the reporting units. In the first step, the Company compares the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and no further testing is required to be performed. If the carrying value of the net assets exceeds the fair value, then the Company must perform the second step of the impairment test in order to determine the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, then the Company would record an impairment loss equal to the difference.

The Company believes that its business activity and management structure meet the criterion of being a single reporting unit for accounting purposes. The Company has performed an annual impairment analysis as of December 31, 2011 and determined that the carrying value of the reporting unit was less than the fair value of the reporting unit. Fair value is determined using market capitalization. During years 2011, 2010 and 2009 no impairment losses were recorded.

ALLOT COMMUNICATIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Impairment of long-lived assets:

Long-lived assets are reviewed for impairment in accordance with Accounting Standards Codification No. 360, "Property, Plant, and Equipment ", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2011, 2010 and 2009, no impairment losses were recorded.

l.	Revenue recognition

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

Deferred revenues are classified as short and long term and recognized as revenues at the time respective elements are provided.

Under historical accounting principles, the Company was required to account for sales of its products in accordance with ASC 985-605. ASC 985-605 generally required revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative objective fair value of the elements. Accordingly, revenues were allocated to the different elements in the arrangement under "the residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with a customer, the Company deferred revenues for the VSOE of its undelivered elements (maintenance and support) and recognized revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (hardware and software products).

ALLOT COMMUNICATIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In October 2009, the FASB issued ASU 2009-14, "Certain Arrangements That Include Software Elements, (amendments to ASC Topic 985, Software)" (ASU 2009-14), which  changes the accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing software components and nonsoftware components that function together to deliver the tangible product’s essential functionality are no longer within the scope of the software revenue guidance in Subtopic 985-605 of the Codification. Accordingly, the Company is out of the scope of Subtopic 985-605. For 2011 and future periods, pursuant to the guidance of ASU 2009-13, "Multiple-Deliverable Revenue Arrangements, (amendments to ASC Topic 605, Revenue Recognition)" (ASU 2009-13) and ASU 2009-14, when a sales arrangement contains multiple elements, such as products and services,  the Company allocates revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on VSOE if available, third party evidence (‘‘TPE’’) if VSOE is not available, or estimated selling price (‘‘ESP’’) if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy.

As of January 1, 2011, the Company changed its pricing policy in respect of sales of  maintenance and support in new,  multiple element arrangements.  For the product and maintenance and support under the new pricing policy, the Company determined the ESP in multiple-element arrangements for an individual element based on  reviewing historical transactions, and considering several other external and internal factors including, but not limited to, pricing practices including discounting, margin objectives, and competition.

The Company adopted these standards on January 1, 2011 on a prospective basis for new and materially modified arrangements originating after January 1, 2011; the effect of the adoption of the new standard on the financial results of the Company for the year ended December 31, 2011, was immaterial.

The Company provides a provision for product returns and stock rotation based on its experience with historical sales returns, stock rotations and other known factors.

ALLOT COMMUNICATIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

m.	Advertising expenses:

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2011, 2010 and 2009 amounted to $ 885, $ 635 and $ 626, respectively.

n.	Research and development costs:

Accounting Standards Codification No. 985, "Software" ("ASC No. 985"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon the completion of a working model. The Company does not incur material costs between the completion of a working model and the point at which the products are ready for general release. Therefore, research and development costs are charged to the consolidated statement of operations as incurre

o.	Severance pay:

The liability in Israel for substantially all of the Company`s  employees in respect of severance pay liability will be calculated in accordance with section 14 of the Severance Pay Law -1963 (herein- "Section 14") Section 14 states that Company's contributions for severance pay shall be inlien of severance compensation and upon release of the policy to the employee, no additional obligations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee.

Further more,  the related obligation and amounts deposits on behalf of such obligation under Section 14, are not stated on the balance sheet, since they are legally released, based on court ruling, from obligation to employees once the deposits have been paid.

There are a few employess in Israel, whereby the Company's liability for severance pay for its Israeli employees was calculated pursuant to Israel's Severance Pay Law, based on the most recent monthly salary of its employees multiplied by the number of years of employment as of the balance sheet date for such employees. The Company's liability was partly provided by monthly deposits with severance pay funds and insurance policies and the remainder by an accrual.

Severance expensesfor the years ended December 31, 2011, 2010 and 2009, amounted to $ 1,280, $ 925 and $ 991, respectively.

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

The Company applies ASC No. 718 and Accounting Standards Codification No. 505-50, "Equity-Based Payments to Non-Employees" ("ASC No. 505-50") with respect to options issued to non-employees. Accordingly, option valuation models one used to measure the fair value of the options at the measurement date as defined in ASC No. 505-50.

The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of the grant and revised in subsequent periods if actual forfeitures differ from those estimates.

The following table sets forth the total stock-based compensation expense resulting from stock options granted to employees and non-employees included in the consolidated statements of operations, for the years ended December 31, 2011, 2010 and 2009:

	Year ended December 31,
	2011	2010	2009

Cost of revenues	$103	$95	$104
Research and development	442	352	357
Sales and marketing	1,001	851	775
General and administrative	710	692	1,062

Total stock-based compensation expense	$2,256	$1,990	$2,298

ALLOT COMMUNICATIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company selected the binomial option pricing model as the most appropriate fair value method for its stock-based compensation awards (except for restricted-stock units, which are valued based on the market value of the underlying share at the date of grant, no such grants in 2009-2011) with the following assumptions for the year ended December 31, 2011, 2010 and 2009:

	Year ended December 31,
	2011	2010	2009

Suboptimal exercise multiple	2.5-3.5	2.5-3.5	2.5-3.5
Risk free interest rate	0.11%-5.46%	0.25%-5.54%	0.31%-5.19%
Volatility	50%-53%	50%-52%	53%-60%
Dividend yield	0%	0%	0%

The expected annual post-vesting and pre-vesting forfeiture rates affects the number of exercisable options. Based on the Company's historical experience, the annual post-vesting and pre-vesting forfeiture rates is 0%-14%.

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

The expected life of the stock options represents the weighted-average period the stock options are expected to remain outstanding and is a derived output of the binomial model. The expected life of the stock options is impacted by all of the underlying assumptions used in the Company's model.

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

The Company's trade receivables are primarily derived from sales to customers located mainly in the United States, Europe and Asia. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its customers and establishes an allowance for doubtful accounts on a specific basis. Allowance for doubtful accounts amounted to $ 511  and $ 374 as of December 31, 2011 and 2010, respectively.

The Company has no significant off balance sheet concentrations of credit risk, except for hedging arrangements to cover the currency exposure of the NIS on identified cash flow items (see also Note 2w).

r.	Royalty bearing grants:

Participation grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor in Israel ("OCS") for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants recognized amounted to $ 3,674, $ 2,774 and $ 2,440 in 2011, 2010 and 2009, respectively.

The Company is obligated to pay royalties to the OCS calculated at the rate of 3%-3.5% of sales of the products developed with the OCS's participation up to 300% of the grants received linked to the U.S. dollar bearing annual interest at a rate of LIBOR. The Company's obligation to pay these royalties is contingent upon actual consolidated sales of our products and no payment is required if no sales are made. As of December 31, 2011, the Company had an outstanding  obligation to pay royalties in the amount of $ 1.36 million.

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

Basic net income per share is computed based on the weighted average number of Ordinary Shares outstanding during each year. Diluted net income per share is computed based on the weighted average number of Ordinary Shares outstanding during each year, plus dilutive potential Ordinary Shares considered outstanding during the year, in accordance with FASB ASC 260 "Earnings Per Share".

For the years ended December 31, 2010 and 2009, all outstanding options and warrants have been excluded from the calculation of the diluted loss per share since their effect was anti-dilutive. For the year ended December 31, 2011, 577,750 outstanding options and warrants have been excluded from the calculation of the diluted income per share since their effect was anti-dilutive. See Note 16.

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

x.	Warranty costs:

The Company generally provides a three months software warranty  and a one year hardware warranty for all of its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's experience. Warranty expenses for the years ended December 31, 2009, 2010 and 2011 were immaterial.

y.	Recently issued accounting standards:

In June 2011, the FASB issued an amendment to an existing accounting standard which requires companies to present net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. In addition, in December 2011, the FASB issued an amendment to an existing accounting standard which defers the requirement to present components of reclassifications of other comprehensive income on the face of the income statement. The Company's adoption of both standards is not expected to have an impact on the Company's consolidated financial statements.

In September 2011, the FASB issued an amendment to an existing accounting standard, which provides entities an option to perform a qualitative assessment to determine whether further impairment testing on goodwill is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We adopted this standard in the first quarter of 2012 and the adoption is not expected to have a material impact on our financial statements.

In May 2011, the FASB issued a new accounting standard update, which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. We adopted this standard in the first quarter of 2012 and the adoption will not have a material impact on our financial statements and disclosures.

ALLOT COMMUNICATIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31, 2011				December 31, 2010
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Available-for-sale - matures within one year:
Governmental debentures	$251	$-	$-	$251	$1,022	$1	$-	$1,023
Federal Home Loan Bank	-	-	-	-	807	-	-	807
Corporate debentures	2,237	2	(1)	2,238	210	3	-	213

	2,488	2	(1)	2,489	2,039	4	-	2,043
Available-for-sale - matures after one year through three years:
Governmental debentures	7,782	24	-	7,806	8,418	1	(4)	8,415
Federal Home Loan Bank	-	-	-	-	201	-	(1)	200
Corporate debentures	7,265	29	(9)	7,285	4,896	-	(23)	4,873

	15,047	53	(9)	15,091	13,515	1	(28)	13,488

	$17,535	$55	$(10)	$17,580	$15,554	$5	$(28)	$15,531

During 2010, the Company sold its entire ARS portfolio, and reclassified the loss recorded in accordance with ASC No. 320 in the accumulated other comprehensive loss in the amount of $ 5,474 to financing expenses, net and recognized an additional loss of $ 2,238.

NOTE4:-	FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, the Company measures its cash equivalents, restricted cash and deposit, short-term bank deposits, marketable securities and foreign currency derivative instruments at fair value. Cash equivalents, restricted deposit and short-term bank deposits, and certain investments in marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Investments in certain marketable securities are classified within Level 3 because they are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant.

The Company values the Level 3 investments based on an externally developed valuation using discounted cash flow model, whose inputs include interest rate curves, credit spreads, bond prices, volatilities and illiquidity considerations. Unobservable inputs used in these models are significant to the fair value of the investments.

ALLOT COMMUNICATIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE4:-	FAIR VALUE MEASUREMENTS (Cont.)

The Company's financial assets measured at fair value on a recurring basis, excluding accrued interest components; consisted of the following types of instruments as of December 31, 2011 and 2010, respectively:

	As of December 31, 2011
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Available-for-sale marketable securities	$-	$17,580	$-	$17,580
Foreign currency derivative contracts	-	(638)	-	(638)

Total financial assets	$-	$16,942	$-	$16,942

	As of December 31, 2010
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Treasury Bills	$12,548	$-	$-	$12,548

Available-for-sale marketable securities	-	15,531	-	15,531
Foreign currency derivative contracts	-	412	-	412

Total financial assets	$12,548	$15,943	$-	$28,491

The following table presents the changes in Level 3 instruments measured on a recurring basis for the years ended December 31, 2010, no change in 2011. The Company's Level 3 instruments consist of marketable securities classified as available-for-sale.

ALLOT COMMUNICATIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE4:-	FAIR VALUE MEASUREMENTS (Cont.)

Fair value measurements using significant unobservable inputs (Level 3):

Marketable Securities

Balance at January 1, 2009	$15,319

Total gains and losses (realized and unrealized)	-
Included in financial and other expenses, net	(3,036)
Included in other comprehensive loss	2,207
Purchases and sales	-

Balance at December 31, 2009	14,490

Total gains and losses (realized and unrealized)
Included in financial and other expenses, net	(2,238)
Included in other comprehensive loss	-
Purchases and sales	(12,252)

Balance at December 31, 2010	$-

NOTE 5:-	DERIVATIVE INSTRUMENTS

The Company enters into hedge transactions with a major financial institution, using derivative instruments, primarily forward contracts and options to purchase and sell foreign currencies, in order to reduce the net currency exposure associated with anticipated expenses (primarily salaries and related expenses) in currencies other than U.S. dollar, and forecasted revenues denominated in Euro. The net  losses recognized in "financial and other expenses, net" during the years ended December 31, 2011, 2010 and 2009 were $ 230, $ 471 and $ 52, respectively.

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

ALLOT COMMUNICATIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	DERIVATIVE INSTRUMENTS (Cont.)

The Company had a net unrealized gain (loss) associated with cash flow hedges of $ (855) and $ 457 recorded in other comprehensive income (loss) as of December 31, 2011 and 2010, respectively.

As of December 31, 2011 and 2010, the Company had outstanding forward contracts in the amount of $ 11,478 and $ 13,868, respectively.

As of December 31, 2011 and 2010, the Company had outstanding foreign exchange option contracts in the amount of $ 1,747 and $ 6,411, respectively.

The fair value of the open foreign exchange contracts recorded by the Company on its consolidated balance sheets as of December 31, 2011 and 2010, as an asset is as follows:

Foreign exchange forward and		December 31,
options contracts	Balance sheet	2011	2010

Fair value of foreign exchange option contracts	Other receivables and prepaid expenses	$25	$167

Fair value of foreign exchange forward contracts, net	Other receivables and prepaid expenses (Other payables and accrued expenses)	(880)	290

Total derivatives designated as hedging instrument		$(855)	$457

Total derivatives not designated as hedging instrument, net	Other receivables and prepaid expenses (Other payables and accrued expenses)	$217	$(45)

Gain or loss on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive income  to operating expenses for the years ended December 31, 2011 and 2010 were $ 643 and $ 841, respectively. The ineffective portion of the change in fair value of a cash flow hedge for the year ended December 31, 2011, was not material.

ALLOT COMMUNICATIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	DERIVATIVE INSTRUMENTS (Cont.)

Non-designated hedges:

The Company also uses foreign currency forward contracts to mitigate variability in gains and losses generated from the re-measurement of certain monetary assets and liabilities denominated in foreign currencies. These derivatives do not qualify for special hedge accounting treatment. These derivatives are carried at fair value with changes recorded in financing and other income (expense),net. Changes in the fair value of these derivatives are largely offset by re-measurement of the underlying assets and liabilities. Cash flows from such derivatives are classified as operating activities. The derivatives have maturities of approximately twelve months.

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2011	2010

Prepaid expenses	$3,288	$1,482
Short-term lease deposits	188	195
Other receivable from insurance carrier in regard of class action (see Note 11)	-	1,300
Government authorities	1,043	1,056
Grants receivable from the OCS	556	272
Foreign currency derivative contracts	368	457
Others	507	196

	$5,950	$4,958

NOTE 7:-	INVENTORIES

	December 31,
	2011	2010

Raw materials	$1,155	$1,071
Finished products	9,346	9,759

	$10,501	$10,830

For the years ended December 31, 2011, 2010 and 2009, the finished products line item above includes the cost of goods sold for which revenue was not yet recognized in the amount of approximately $ 4,039, $ 4,622 and $ 711, respectively.

ALLOT COMMUNICATIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-       PROPERTY AND EQUIPMENT

	December 31,
	2011	2010

Cost:

Lab equipment	$10,841	$9,270
Computers and peripheral equipment	7,604	6,535
Office furniture and equipment	439	419
Leasehold improvements	596	527

	19,480	16,751
Accumulated depreciation:

Lab equipment	7,814	6,466
Computers and peripheral equipment	5,687	4,549
Office furniture and equipment	241	213
Leasehold improvements	386	330

	14,128	11,558

Depreciated cost	$5,352	$5,193

Depreciation expense for the years ended December 31, 2011, 2010 and 2009 were $ 2,754, $ 2,577 and $ 2,468, respectively.

NOTE 9:-	INTANGIBLE ASSETS, NET

a.	The following table shows the Company's intangible assets for the periods presented:

	December 31,
	2011	2010

Cost:
Core technology (1)	$726	$726

Accumulated amortization	482	358

Amortized cost	$244	$368

(1)
Core technology was recorded in 2008 following the acquisition of the tangible and the intangible assets of Esphion limited. The Company amortizes the intangible assets using the straight-line method over a period of six years, which constitutes the number of years that approximate the pattern in which the economic benefits of the intangible assets will be consumed.

ALLOT COMMUNICATIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	INTANGIBLE ASSETS, NET (Cont.)

b.	Amortization expense for the years ended December 31, 2011, 2010 and 2009 were $ 124, $ 123 and $ 116, respectively.

c.	Estimated amortization expense for the years ending:

Year ending December 31,

2012	$122
2013	122

Total	$244

NOTE 10:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2011	2010

Accrued expenses	$1,701	$1,581
Other payable in regard of class action (see Note 11c)	-	1,300
Accrued royalties to the OCS	1,364	1,157
Foreign currency derivative contracts	1,006	45
Others	341	286

	$4,412	$4,369

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties:

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

As of December 31, 2011, the Company has paid and accrued royalties to the OCS in the amount of $ 11,740, which was recorded as cost of revenues.

ALLOT COMMUNICATIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

As of December 31, 2011, the Company has a contingent obligation of approximately $13,000 which is comprised of the amounts of royalty bearing grants received from the OCS less royalties already repaid and accrued. For the years ended December 31, 2011, 2010 and 2009, the royalties expense paid and accrued, as part of the Company's cost of revenues, were $2,746, $ 2,015 and $ 1,469 respectively.

b.	Lease commitments:

In February 2006, the Company signed an agreement to rent offices for a period of seven years, starting July 2006. The rental expenses are $ 39 per month and a management fee of costs plus 15% of the expenses incurred by the building management company as stipulated in the lease agreement.

The U.S. subsidiary has an operating lease for office facilities in Woburn, Massachusetts. The lease expires on August 31, 2014. The Company's subsidiaries maintain smaller offices in China, Singapore, Japan, New Zealand and various locations in Europe

In addition, the Company has operating lease agreements for its motor vehicles, which terminate in 2012 through 2014.

Operating leases (offices and motor vehicles) expenses for the years ended December 31, 2011, 2010 and 2009 were $ 2,415, $ 1,676 and $ 1,981, respectively.

As of December 31, 2011, the aggregate future minimum lease obligations (offices and motor vehicles) under non-cancelable operating leases agreements were as follows:

Year ending December 31,

2012	$1,235
2013	713
2014	171
2015	22
2016	22
2017	11

Total	$2,174

ALLOT COMMUNICATIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Lawsuit:

On May 1, 2007, a securities class action complaint, Brickman Investment Inc. v. Allot Communications Ltd. et al., was filed in the United States District Court for the Southern District of New York. At least three substantially similar complaints were filed in the same court after the original action was filed. We and certain of our directors and officers are named as defendants. The securities class action complaints alleged that the defendants violated Sections 11 and 15 of the Securities Act of 1933 by making false and misleading statements and omissions in our registration statement for our initial public offering in November 2006. The parties reached during 2010 an agreement in principle to settle this litigation. Pursuant to the terms of the agreement, the Company paid in 2011 to the plaintiffs, for the benefit of the class members, $ 1.3 million in cash, which was wholly funded by the Company's insurance carrier. Before 2011, the Company recorded a liability in its financial statements for the proposed amount of the settlement. In addition, because the insurance carrier has agreed to pay the entire settlement amount and recovery from the insurance carrier is probable, a receivable has also been recorded for the same amount. Accordingly, as of December 31, 2010, there was no impact to the Company's statements of operations or cash flows because the amounts of the settlement and the insurance recovery fully offset each other. As of December 31, 2011, no liability or asset appears in the Company’s balance sheet.

d.	Major subcontractor:

The Company currently depends on one subcontractor to manufacture and provide hardware warranty support for its traffic management systems. If the subcontractor experiences delays, disruptions, quality control problems or a loss in capacity, shipments of products may be delayed and the Company's ability to deliver products could be materially adversely affected. Certain hardware components for the Company's products come from single or limited sources, and the Company could lose sales if these sources fail to satisfy its supply requirements. In the event that the Company terminates its business connection with the subcontractor, it will have to compensate the subcontractor for certain inventory costs, as specified in the agreement with the subcontractor.

ALLOT COMMUNICATIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY

a.	Company's shares

As of December 31, 2011, the Company's authorized share capital consists of NIS 20,000,000 divided into 200,000,000 Ordinary Shares, par value NIS 0.1 per share. Ordinary Shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends, if declared.

b.	Warrants

During January 1998, the Company granted, to a Founder and a member of the Board of Directors who also served as Chief Executive Officer at the time of the grant 246,479 warrants to purchase ordinary shares at a purchase price of $ 2.43 per share. The underlying shares were issued and held in trust for the benefit of the Founder, pending his payment of the full purchase price of approximately $ 600. During November 2010, the warrants were exercised through a cashless exercise, into 165,200 Ordinary shares of the Company.

c.	Stock option plan:

A summary of the Company's stock option activity, pertaining to its option plans for employees and non-employees, and related information is as follows:

	Year ended December 31,
	2011		2010		2009
	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price

Outstanding at beginning of year	3,427,870	$3.81	4,081,683	$3.07	4,069,505	$3.54
Granted	649,000	$14.31	906,850	$5.36	1,055,497	$3.05
Forfeited	(93,859)	$8.57	(316,612)	$3.89	(713,374)	$6.46
Exercised	(818,921)	$3.46	(1,244,051)	$2.50	(329,945)	$1.47

Outstanding at end of year	3,164,090	$5.90	3,427,870	$3.81	4,081,683	$3.07

Exercisable at end of year	1,592,432	$3.66	1,638,086	$3.46	2,226,413	$3.12

Vested and Expected to Vest	2,324,031	$4.80	3,019,542	$3.7	2,143,854	$3.33

ALLOT COMMUNICATIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal year 2011 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2011. This amount may change based on the fair market value of the Company's stock. The total intrinsic value of options outstanding at December 31, 2011, was $ 29,476. The total intrinsic value of exercisable options at December 31, 2011 was approximately $ 18,369. The total intrinsic value of options vested and expected to vest at December 31, 2011 was approximately $ 24,208.

The total intrinsic value of options exercised during the year ended December 31, 2011 was approximately $ 54,917. The number of options vested during the year ended December 31, 2011 was 771,580. The weighted-average remaining contractual life of the outstanding options as of December 31, 2011 is 7.39 years. The weighted-average remaining contractual life of exercisable options as of December 31, 2011, is 6.25 years. As of December 31, 2011, $ 4,968 unrecognized compensation cost related to stock options is expected to be recognized over a weighted average vesting period of 1.46 years.

The options outstanding as of December 31, 2011, have been classified by exercise price, as follows:

Exercise price	Shares upon exercise of options outstanding as of December 31, 2011	Weighted average remaining contractual life	Shares upon exercise of options exercisable as of December 31, 2011
		Years

$16.82	15,000	9.93	-
$15.2-15.43	338,250	9.19	4,875
$14.4-14.52	224,500	9.75	-
$9.7-11.34	30,000	5.15	30,000
$7.25-9.25	307,900	8.70	96,178
$5.7-6.59	19,538	5.67	19,538
$4.02-5.25	597,254	8.00	248,932
$3.00-4.00	903,336	5.78	714,648
$1.92-2.97	613,818	6.76	426,890
$1.205-1.56	33,248	4.70	24,185
$0.002-0.026	81,246	8.45	27,186

	3,164,090		1,592,432

ALLOT COMMUNICATIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The Company has two option plans under which outstanding options as of December 31, 2011, are as follows: (i) under the 2003 option plan, the outstanding options are exercisable for 502,266 Ordinary shares, and (ii) under the 2006 option plan, the outstanding options and RSUs are exercisable for 2,661,824 Ordinary shares.

Under the terms of the above option plans, options may be granted to employees, officers, directors and various service providers of the Company and its subsidiaries. The options generally become exercisable quarterly over a four-year period, commencing one year after date of the grant, subject to the continued employment of the employee. The options generally expire no later than ten years from the date of the grant. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised, any options, which are forfeited or cancelled before expiration, become available for future grants. As of December 31, 2011, 282,896 Ordinary shares are available for future issuance under the option plans.

In addition to granting stock options, the Company granted in 2008 RSUs under the 2006 option plan. RSUs vest over a four year period subject to the continued employment of the employee. RSUs that are cancelled or forfeited become available for future grants.

NOTE 13:-	TAXES ON INCOME

a.	Corporate tax rates: Amendment to the Israeli Income Tax Ordinance The Israeli corporate tax rate was 26% in 2009, 25% in 2010 and 24% in 2011.

On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate, and increases the corporate tax rate to 25% in 2012 and subsequent years. The new Law was enacted as of December 31, 2011, and had no material effect on the Company's financial statements.

b.	Tax benefits under Israel's law for the Encouragement of Capital Investments, 1959 ("the Law"):

In 1998, the production facilities of the Company related to its computational technologies were granted the status of an "Approved Enterprise" under the Law. In 2004, expansion program was granted the status of "Approved Enterprise". According to the provisions of the Law, the Company has elected the alternative package of benefits  and has waived Government grants in return for tax benefits.

ALLOT COMMUNICATIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

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

In addition, the Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval. Therefore the Company's existing Approved Enterprise will generally not be subject to the provisions of the Amendment. The  company elected 2006 and 2009 as "year of election" under the amendment.

The entitlement to the above benefits is contingent upon the fulfillment of the conditions stipulated in the Law, regulations published there under and the criteria set forth in the specific letters of approval. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and linked to changes in the Israeli CPI. As of December 31, 2011, management believes that the Company is meeting the aforementioned conditions.

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

ALLOT COMMUNICATIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

During 2010, new legislation amending the Law was adopted. Under this new legislation, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies, as opposed to the current law's incentives, which are limited to income from Approved Enterprises during their benefits period. Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter. Certain "Special Industrial Companies" that meet certain criteria  will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty).

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

ALLOT COMMUNICATIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

e.	Pre-tax income (loss) is comprised as follows:

	Year ended December 31,
	2011	2010	2009

Domestic	$9,737	$(6,637)	$(7,558)
Foreign	(983)	959	(51)

	$8,754	$(5,678)	$(7,609)

f.	A reconciliation of the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expenses is as follows:

	Year ended December 31,
	2011	2010	2009

Income (loss) before taxes on income	$8,754	$(5,678)	$(7,609)

Theoretical tax expense (benefit) computed at the Israeli statutory tax rate (24%, 25% and 26% for the years 2011, 2010 and 2009, respectively)	$2,101	$(1,419)	$(1,978)
Losses and temporary differences, net in respect of which no deferred taxes were recorded	1,091	728	1,738
Taxes with respect to prior years	(84)	35	(189)
Change in expense associated with tax positions for current year	-	-	(210)
Impairment (recording) of withholding tax asset	221	(53)	29
Non-deductible expenses and other	42	60	70
Non-deductible share-based compensation expenses	541	499	597
Exchange rate differences and others	(3,967)	234	6

Actual tax expenses (benefit)	$(55)	$84	$63

ALLOT COMMUNICATIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

g.	Income tax expense (tax benefit) is comprised as follows:

	Year ended December 31,
	2011	2010	2009

Current taxes	$31	$109	$113
Deferred taxes	(223)	(7)	320
Taxes in respect of previous years	(84)	35	(189)
Change in expense associated with tax positions for current year	-	-	(210)
Impairment (recording) of withholding tax asset	221	(53)	29

	$(55)	$84	$63

h.	Net operating losses carry forward:

The Company has accumulated losses for tax purposes as of December 31, 2011, in the amount of approximately $ 33,000, which may be carried forward and offset against taxable income in the future for an indefinite period. In addition, the Company has accumulated capital losses for tax purposes as of December 31, 2011, in the amount of approximately $ 6,500, which may be carried forward and offset against taxable capital gains in the future for an indefinite period.  Management currently believes that since the Company has a history of losses, and uncertainty with respect to future taxable income, it is more likely than not that some of the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future. Thus, a valuation allowance was provided to reduce deferred tax assets to their realizable value.

The European subsidiary is subject to French income taxes and has a net operating loss carry forward amounting as of December 31, 2011 to approximately $ 3,400, which may be carried forward and offset against taxable capital gains in the future for an indefinite period.

ALLOT COMMUNICATIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

i.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax are as follows:

	December 31,
	2011	2010

Deferred tax assets:
Operating and capital loss carry forward	$16,003	$13,539
Reserves and allowances	1,759	2,905

Deferred tax asset before valuation allowance	17,762	16,444
Valuation allowance	(17,378)	(16,287)

Net deferred tax asset	$384	$157

j.
As of December 31, 2011 and 2010, the provision in resepect of ASC740 was $ 75. The Company accrues interest and penalties related to the provision in income taxes in its statement of operations. Such interest and penalties were immaterial for all reported periods .

The Company conducts business globally and, as a result, the Company or one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Israel, France, and the United States. With few exceptions, the Company is no longer subject to Israeli final tax assessment through the year 2006 and the European and U.S. subsidiaries have final tax assessments through 2006.

ALLOT COMMUNICATIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	GEOGRAPHIC INFORMATION

Allot operates in a single reportable segment. Revenues are based on the customer's location:

	Year ended December 31,
	2011	2010	2009

Europe	$38,409	$30,434	$18,735
Asia and Oceania	13,388	12,469	11,004
United States of America	9,484	7,680	6,316
Middle East and Africa	9,530	3,890	2,992
Americas (excluding United States of America)	6,942	2,499	2,704

	$77,753	$56,972	$41,751

During the years ended December  2011, 2010 and 2009 approximately 15%, 30% and 15% of the Company's revenues are derived from a single customer.

The following presents total long-lived assets as of December 31, 2011 and 2010:

	December 31,
	2011	2010
Long-lived assets:
Israel	$8,653	$8,650
United States of America	300	265
Other	150	134

	$9,103	$9,049

NOTE 15:-	FINANCIAL AND OTHER EXPENSES, NET

	Year ended December 31,
	2011	2010	2009

Financial income:
Interest income	$(661)	$(492)	$(914)

Financial expenses:
Interest expense	16	216	137
Foreign currency transactions differences	230	471	52
Impairment related to Auction-Rate Securities, net	-	7,712	3,036

	$(415)	$7,907	$2,311

ALLOT COMMUNICATIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-     EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings  (loss) per share:

	Year ended December 31,
	2011	2010	2009

Numerator:
Net income (loss)	$8,809	$(5,678)	$(7,672)

Denominator:
Weighted average number of shares outstanding used in computing basic net earnings per share	25,047,771	22,831,014	22,185,702
Dilutive effect: stock options	2,024,101	-	-

Total weighted average number of shares used in computing diluted net earnings per share	27,071,872	22,831,014	22,185,702

Basic net earnings (loss) per share	$0.35	$(0.25)	$(0.35)

Diluted net income per share	$0.33	$(0.25)	$(0.35)