Form 20-F
period 2012-12-31
Allot Communications Ltd.
filed 2013-03-21
CIK 1365767

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

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

22 Hanagar Street
Neve Ne’eman Industrial Zone B
Hod-Hasharon 4501317
Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Ordinary Shares, par value NIS 0.10 per share	Name of each exchange on which registered Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2012: 32,547,151 ordinary shares, NIS 0.10 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

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

Large accelerated filer ☒   Accelerated filer  ☐   Non-accelerated filer ☐

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

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐   No ☒

PRELIMINARY NOTES

Terms

As used herein, and unless the context suggests otherwise, the terms “Allot,” “Company,” “we,” “us” or “ours” refer to Allot Communications Ltd.

Forward-Looking Statements

In addition to historical facts, this annual report on Form 20-F contains forward-looking statements within the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

•	statements regarding projections of capital expenditures;

•	statements regarding competitive pressures;

•	statements regarding expected revenue growth;

•	statements regarding the expected growth demand for video caching and optimization;

•
statements regarding trends in mobile networks, including the development of a digital lifestyle, over-the-top applications, the need to manage mobile network traffic and cloud computing, among others;

•	statements regarding our ability to develop technologies to meet our customer demands and expand our product and service offerings;

•	statements regarding the acceptance and growth of our value-added services by our customers;

•	statements regarding the expected growth in the use of particular broadband applications;

•	statements as to our ability to meet anticipated cash needs based on our current business plan;

•	statements as to the impact of the rate of inflation and the political and security situation on our business;

•	statements regarding the price and market liquidity of our ordinary shares;

•	statements as to our ability to retain our current suppliers and subcontractors; and

•	statements regarding our future performance, sales, gross margins, expenses (including stock-based compensation expenses) and cost of revenues.

These statements may be found in the sections of this annual report on Form 20-F entitled “ITEM 3: Key Information—Risk Factors,” “ITEM 4: Information on Allot,” “ITEM 5: Operating and Financial Review and Prospects,” “ITEM 10: Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations” and elsewhere in this annual report, including the section of this annual report entitled “ITEM 4: Information on Allot—Business Overview—Overview” and “ITEM 4: Information on Allot—Business Overview—Industry Background,” which contain information obtained from independent industry sources. Actual results could differ materially from those anticipated in these forward-looking statements due to various factors, including all the risks discussed in “ITEM 3: Key Information—Risk Factors” and elsewhere in this annual report.

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

TABLE OF CONTENTS

PART I
ITEM 1: Identity of Directors, Senior Management and Advisers	6
ITEM 2: Offer Statistics and Expected Timetable	6
ITEM 3: Key Information	6
Selected Financial Data	6
Capitalization and Indebtedness	7
Reasons for Offer and Use of Proceeds	8
Risk Factors	8
ITEM 4: Information on Allot	22
History and Development of Allot	22
Business Overview	23
Organizational Structure	32
Property, Plants and Equipment	32
ITEM 4A: Unresolved Staff Comments	32
ITEM 5: Operating and Financial Review and Prospects	32
Operating Results	32
Liquidity and Capital Resources	45
Research and Development, Patents and Licenses	47
Trend Information	47
Off-Balance Sheet Arrangements	47
Contractual Obligations	47
ITEM 6: Directors, Senior Management and Employees	48
Directors and Senior Management	48
Compensation of Officers and Directors	52
Board Practices	53
Employees	59
Share Ownership	60
ITEM 7: Major Shareholders and Related Party Transactions	63
Major Shareholders	63
Related Party Transactions	64
Interests of Experts and Counsel	65
ITEM 8: Financial Information	65
Consolidated Financial Statements and Other Financial Information	65
Significant Changes	66

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

A.           Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “ITEM 5: Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The consolidated statements of operations data for the years ended December 31, 2010, 2011 and 2012 the consolidated balance sheet data as of December 31, 2011 and 2012 are derived from our audited consolidated financial statements included in “ITEM 18: Financial Statements,” which have been prepared in accordance with generally accepted accounting principles in the United States. The consolidated statements of operations for the years ended December 31, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements which are not included in this annual report.

	Year ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of U.S. dollars, except per share and share data)
Consolidated Statements of Operations:
Revenues:
Products	$27,121	$29,641	$40,852	$56,810	$77,127
Services	9,980	12,110	16,120	20,943	27,625
Total revenues	37,101	41,751	56,972	77,753	104,752
Cost of revenues(1):
Products	8,198	10,094	14,015	19,540	26,857
Services	1,498	1,741	1,970	2,635	4,180
Expenses related to the settlement of the Office of the Chief Scientist grants(2)	-	-	-	-	15,886
Total cost of revenues	9,696	11,835	15,985	22,175	46,923
Gross profit	27,405	29,916	40,987	55,578	57,829
Operating expenses:
Research and development, gross	14,635	11,705	14,038	16,896	24,915
Less royalty-bearing grant participation	2,671	2,440	2,774	3,674	2,855
Research and development, net(1)	11,964	9,265	11,264	13,222	22,060
Sales and marketing(1)	19,781	20,408	22,021	26,543	34,127
General and administrative(1)	6,174	5,541	5,473	7,474	10,664
In process research and development	244	-	-	-	-
Total operating expenses	38,163	35,214	38,758	47,239	66,851
Operating income (loss)	(10,758)	(5,298)	2,229	8,339	(9,022)
Financing income (expenses), net	(5,517)	(2,311)	(7,907)	415	1,358
Income (loss) before income tax expenses (benefit)	(16,275)	(7,609)	(5,678)	8,754	(7,664)
Income tax expenses (benefit)	220	63	84	(55)	(926)
Net income (loss)	$(16,495)	$(7,672)	$(5,762)	$8,809	$(6,738)
Basic net earnings (loss) per share	$(0.75)	$(0.35)	$(0.25)	$0.35	$(0.21)
Diluted net earnings (loss) per share	$(0.75)	$(0.35)	$(0.25)	$0.33	$(0.21)
Weighted average number of shares used in computing basic net earnings (loss) per share	22,054,211	22,185,702	22,831,014	25,047,771	31,959,921
Weighted average number of shares used in computing diluted net earnings (loss) per share	22,054,211	22,185,702	22,831,014	27,071,872	31,959,921
___________________
(1) Includes stock-based compensation expense related to options granted to employees and others as follows:

	Year ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of U.S. dollars)
Cost of revenues	$50	$104	$95	$103	$222
Research and development expenses, net	321	357	352	442	1,186
Sales and marketing expenses	465	775	851	1,001	2,060
General and administrative expenses	866	1,062	692	710	1,349
Total	$1,702	$2,298	$1,990	$2,256	$4,817

(2) Represents the full balance of the contingent liability related to grants received, which will be paid in 2013.

	At December 31,
	2008	2009	2010	2011	2012
	(in thousands of U.S. dollars)
Consolidated balance sheet data:
Cash and cash equivalents	$40,029	$36,470	$42,858	$116,682	$50,026
Short-term deposits and restricted deposits	2,121	2,324	1,060	25,138	78,188
Marketable securities	15,319	14,490	15,531	17,580	14,841
Working capital	40,688	38,179	59,841	158,937	131,598
Total assets	82,851	82,943	95,187	197,058	221,791
Total liabilities	19,672	22,531	30,199	34,489	52,670
Accumulated deficit	(63,703)	(63,694)	(69,456)	(60,647)	(67,385)
Share capital	482	492	527	720	761
Total shareholders’ equity	63,179	60,412	64,988	162,569	169,121

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

Risks Relating to Our Business

We have a history of losses and may not be able to achieve or maintain profitability in the future.

In 2012, we had a net loss of $6.7million. We have had a history of net losses in all prior fiscal years, other than in 2006 and 2011. Our net losses in 2012 were a result of expenses related to the settlement of approximately $15.9 million in grants from Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, or the Office of the Chief Scientist. Our net losses in 2010 were caused or exacerbated by losses resulting from our realized losses and impairment charges related to auction-rate securities, which we have subsequently sold. We can provide no assurance that we will be able to achieve or maintain profitability, and we may incur losses in the future if we do not generate sufficient revenues.

We may be unable to compete effectively with other companies in our market who offer, or may in the future offer, competing technologies.

We compete in a rapidly evolving and highly competitive sector of the networking technology market, with large incumbent companies having significant market share and established relationships with service providers. We face significant competition from router and switch infrastructure companies, such as Cisco Systems, Inc., Telefonaktiebolager LM Erricson and Huawei Technologies Co., Ltd., which integrate functionalities into their platforms addressing some of the problems that our products address. Our competitors have also identified the potential market opportunity offered by the largest service providers, referred to as Tier 1 operators, and we therefore face intense competition in this portion of our market. Our principal competitors in the field of standalone intelligent policy enforcement and traffic management products enabled by DPI technology are Sandvine Inc. and Procera Networks, Inc. We also face competition from companies that offer partial or alternative solutions addressing limited aspects of the challenges facing broadband providers, such as network monitoring or security.

Our competitors may announce new products, services or enhancements that better meet the needs of customers or changing industry requirements, or may offer alternative methods to achieve customer objectives. One of our direct competitors, Cisco Systems, is substantially larger than we are and has significantly greater financial, sales and marketing, technical, manufacturing and other resources. As the mobile DPI market has grown, new competitors have entered and may continue to enter the market. The entry of new competitors into our market (for example F5 Networks) and acquisitions of our existing competitors by companies with significant resources and established relationships with our potential customers could result in increased competition and harm to our business. Increased competition may cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition or result of operations.

We depend on one or more significant customers and the loss of any such significant customer could harm our results of operations.

The loss of any significant customer or a significant decrease in business from any such customer could harm our results of operations and financial condition. In addition, revenues from individual customers may fluctuate from time to time based on the timing and the terms under which further orders are received and the duration of the delivery and implementation of such orders. We derived 30%, 15% and 14% of our total revenues in 2010, 2011 and 2012, respectively, from one global Tier 1 mobile operator group.

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

Service providers are subject to government regulation in a number of jurisdictions in which we sell our products. There are several proposals in the United States, Europe and elsewhere for regulating service providers’ ability to prioritize applications in their networks. Advocates for regulating this industry claim that collecting premium fees from certain “preferred” applications would distort the market for Internet applications in favor of larger and better-funded content providers. They also claim that this would impact end-users who already purchased broadband access only to experience response times that differ based on content provider. Opponents believe that content providers who support bandwidth-intensive applications should be required to pay service providers a premium in order to support further network investments. In August 2008, the United States Federal Communications Commission (the “FCC”) issued a ruling prohibiting Comcast, the second-largest broadband provider in the United States, from delaying certain peer-to-peer traffic on its network. Comcast filed an appeal of the ruling in September 2008. In April 2010, a federal appeals court ruled that under current law the FCC had limited power over Web traffic. In December 2010, the FCC adopted rules which would give it regulatory power over Internet service providers in order to prevent them from blocking or unreasonably discriminating against Web content, services or applications. In 2011, Verizon and other broadband companies challenged the FCC’s regulations in the United States Court of Appeals for the District of Columbia Circuit, and the case is pending appeal.  It is difficult to predict when the Court will issue its decision and the impact the decision will have on our business. Demand from service providers for the traffic management and subscriber management features of our products could be adversely affected if regulations prohibit or limit service providers from managing traffic on their networks. A decrease in demand for these features could adversely impact sales of our products and could have a material adverse effect on our business, financial condition or result of operations.

Demand for our value-added services, such as video caching and optimization and parental control, may be lower than anticipated.

Our value-added services offer customers additional tools to increase the efficiency of their networks or help them derive additional revenues from their end customers. With our acquisition of Ortiva Wireless Inc. (“Ortiva”) and Oversi Networks Ltd. (“Oversi”) in 2012, we enhanced our value-added services by introducing video caching services and optimization services, among other value-added services. The industry and market for such services is still developing. We cannot provide any assurance that demand for such services will continue or grow, or that we will be able to generate revenues from such sales at the levels we anticipate or at all. Any inability to sell or maintain our value-added services may lead to commercial disputes with our customers and to lengthy implementation processes and increased spending on technical solutions, all of which may negatively impact our results of operations.

Our revenues and business will be harmed if we do not keep pace with changes in broadband applications and with advances in technology, including through significant investment.

We will need to invest heavily in the continued development of our technology in order to keep pace with rapid changes in applications and increased broadband network speeds and with our competitors’ efforts to advance their technology. Our ability to develop and deliver effective product offerings depends on many factors, including identifying our customers’ needs, technical implementation of new services and integration of our value-added services with our customers’ existing network infrastructure. While we will continue to introduce innovative value-added services, we cannot provide any assurance that any new products we introduce will achieve the same degree of success that we have with our existing products. Designers of broadband applications that our products identify and manage are using increasingly sophisticated methods to avoid detection and management by network operators. Even if our products successfully identify a particular application, it is sometimes necessary to distinguish between different types of traffic belonging to a single application. Accordingly, we face significant challenges in ensuring that we identify new applications and new versions of current applications as they are introduced without impacting network performance, especially as networks become faster. This challenge is increased as we seek to expand sales of our products in new geographic territories because the applications vary from country to country and region to region. Our business and revenues will be adversely affected if we fail to address our customers’ needs in particular geographic markets or if we fail to develop enhancements to our products in order to keep pace with advances in technology.

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

The market in which we operate is highly competitive and unless we continue to enhance the functionality of our products and add additional features, our competitiveness may be harmed and the average sale prices for our products may decrease. Decreases in sale prices generally result from the introduction by competitors of competing products and from the commoditization and increasing popularity of DPI technology. To counter this trend, we endeavor to enhance our products by offering higher system speeds, additional features and value-added services such as additional security, video functions, support for additional applications and enhanced reporting tools. We may also need to reduce our per unit manufacturing costs at a rate equal to or greater than the rate at which selling prices decline. If we are unable to reduce costs or offer increased functionally and features, our profitability may be adversely affected.

Sales of our products to large service providers can involve a lengthy sales cycle, which may impact the timing of our revenues and result in us expending significant resources without making any sales.

Our sales cycles to large service providers, including carriers, mobile operators and cable operators, are generally lengthy because these end-customers consider our products to be capital equipment and undertake significant testing to assess the performance of our products within their networks. Furthermore, many of our product and service arrangements with our customers provide that the final acceptance of a product or service may be specified by the customer. In such instances, we do not recognize the revenue until all acceptance criteria have been met. As a result, we often invest significant time from initial contact with a large service provider until it decides to incorporate our products in its network, and we may not be able to recognize the revenue from a customer until all acceptance criteria have been satisfied. We may also expend significant resources in attempting to persuade large service providers to incorporate our products into their networks without success. Even after deciding to purchase our products, the initial network deployment of our products by a large service provider may last up to one year. We have also experienced longer sales cycles as a result of the global economic downturn and uncertainty, particularly in Europe. If a competitor succeeds in convincing a large service provider to adopt that competitor’s product, it may be difficult for us to displace the competitor because of the cost, time, effort and perceived risk to network stability involved in changing solutions. As a result, we may incur significant expenses without generating any sales, which could adversely affect our profitability.

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

We depend on third parties to market, sell, install and provide initial technical support for our products for a material portion of our business.

We depend on third-party channel partners, such as distributors, resellers, OEMs and system integrators, to market and sell a material portion of our products to end-customers. In 2012, approximately one-third of our revenues were derived from channel partners. Our channel partners are also responsible for installing our products and providing initial customer support for them. As a result, we depend on the ability of our channel partners to successfully market and sell our products to these end-customers. We also depend on our ability to maintain our relationships with existing channel partners and to develop relationships with new channel partners in key markets. We cannot assure you that our channel partners will market our products effectively, receive and fulfill customer orders for our products on a timely basis or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. In addition, any failure by our channel partners to provide adequate initial support to end-customers could result in customer dissatisfaction with us or our products, which could result in a loss of customers, harm our reputation and delay or limit market acceptance of our products. Our products are complex and it takes time for a new channel partner to gain experience in the operation and installation of these products. Therefore, it may take a period of time before a new channel partner can successfully market, sell and support our products if an existing channel partner ceases to sell our products. Additionally, our agreements with channel partners are generally not exclusive and our channel partners may market and sell products that compete with our products. Our agreements with our distributors and resellers are usually for an initial one-year term and following the expiration of this term, can be terminated by either party. We can give no assurance that these agreements will remain in effect and any termination of one or more of the agreements may adversely affect our profitability and results of operations.

We are subject to certain regulatory regimes that may affect the way that we conduct business internationally, and our failure to comply with applicable laws and regulations could adversely affect our reputation and result in penalties and increased costs.

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

In the past three years, we increased sales of our Service Gateway platforms and our network management application suite. However, sales of our NetEnforcer traffic management system and NetXplorer network management system continued to account for a significant portion of our revenues in 2011 and 2012. While we currently expect that these systems will continue to account for a considerable portion of our revenues in the immediate future, the growth rate of sales from the these systems has declined from 37% in 2011 to 29% in 2012. If we are unable to increase these sales our business will suffer. In addition, service providers may choose embedded or integrated solutions using routers and switches from larger networking vendors over a standalone solutions we offer. Any factor adversely affecting our ability to sell, or the pricing of or demand for, our NetEnforcer traffic management system and NetXplorer network management system would severely harm our ability to generate revenues and could have a material adverse effect on our business.

We integrate various third-party solutions into our products and may integrate or offer additional third-party solutions in the future. If we lose the right to use such solutions, our sales could be disrupted and we would have to spend additional capital to replace such components.

We integrate various third-party solutions into our products and may integrate or offer additional third-party solutions in the future. Sales of our products could be disrupted if such third-party solutions were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to spend additional capital to either redesign our products to function with alternate third-party solutions or develop substitute components ourselves. We might, as a result, be forced to limit the features available in our current or future product offerings, which could have a material adverse effect on our business.

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

Demand for our products depends in part on the rate of adoption of bandwidth-intensive broadband applications, such as Internet video and online video gaming applications, and the impact multiple applications may have on network speed.

Our products are used by service providers and enterprises to monitor and manage bandwidth-intensive applications that cause congestion in broadband networks and impact the quality of experience of users. Demand for our products is driven particularly by growth in applications, which are highly sensitive to network delays and therefore require efficient network management, such as Voice over IP (VoIP), Internet video and television and online video gaming applications. If the rapid growth in the adoption of VoIP and in the popularity of Internet video and online video gaming applications does not continue, the demand for our products may be adversely impacted.

We currently depend on a single subcontractor to manufacture and provide hardware warranty support for our Service Gateway platforms, NetEnforcer traffic management systems and Video Optimization platforms. If this subcontractor experiences delays, disruptions, quality control problems or a loss in capacity, it could materially and adversely affect our operating results.

We currently depend on a single subcontractor, Flextronics (Israel) Ltd., a subsidiary of Flextronics, a global electronics manufacturing services company, to manufacture, assemble, test, package and provide hardware warranty support for our Service Gateway platforms, NetEnforcer traffic management systems and Video Optimization platforms. In addition, our agreement with Flextronics (Israel) requires it to procure and store key components for our products at its facilities. If Flextronics (Israel) experiences delays, disruptions or quality control problems in manufacturing our products, or if we fail to effectively manage our relationship with Flextronics (Israel), product shipments may be delayed and our ability to deliver products to customers could be materially and adversely affected. Flextronics (Israel) may terminate our agreement at any time during the term upon 180-days prior notice. We expect that it would take approximately six months to transition the manufacturing of our products to an alternate manufacturer and our inventory of completed products may not be sufficient for us to continue delivering products to our customers on a timely basis during any such transition period. Therefore, the loss of Flextronics (Israel) could adversely affect our sales and operating results and harm our reputation.

Certain hardware components for our products come from single or limited sources and we could lose sales if these sources fail to satisfy our supply requirements.

We obtain certain hardware components used in our products from single or limited sources. Although these are off-the-shelf items, because our systems have been designed to incorporate these specific components, any change to these components due to an interruption in supply or our inability to obtain such components on a timely basis would require engineering changes to our products before substitute components could be incorporated. Such changes could be costly and result in lost sales particularly to the central processing unit for our Service Gateway platforms, our NetEnforcer AC-6000, AC-1400, AC-3000, AC-500 and the video optimization platforms VDC. The agreements with our suppliers do not contain any minimum supply commitments. If we or our contract manufacturer fail to obtain components in sufficient quantities when required, our business could be harmed. Our suppliers also sell products to our competitors and may enter into exclusive arrangements with our competitors, stop selling their products or components to us at commercially reasonable prices or refuse to sell their products or components to us at any price. Our inability to obtain sufficient quantities of single-source or limited-sourced components or to develop alternative sources for components or products would harm our ability to maintain and expand our business.

We may expand our business or enhance our technology through acquisitions that could result in diversion of resources and extra expenses. This could disrupt our business and adversely affect our financial condition.

Part of our strategy is to selectively pursue partnerships and acquisitions. In 2008, we acquired the business of Esphion, a developer of video optimization and protection solutions for telecommunications operators and internet service providers, which increased the scope of our product offerings. In 2012, we acquired Ortiva, a developer of solutions for mobile and Internet networks, and Oversi, a developer of products and systems for caching Internet content.  The negotiation of acquisitions, investments or joint ventures, as well as the integration of acquired or jointly developed businesses or technologies, could divert our management’s time and resources. As of the end of 2012, we consolidated the operations of Ortiva and Oversi with ours, and they no longer operate on a standalone basis. Acquired businesses, technologies or joint ventures may not be successfully integrated with our products and operations and we may not realize the intended benefits of these acquisitions. We may also incur future losses from any acquisition, investment or joint venture. In addition, acquisitions could result in:

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

Our success depends, in large part, on the continued contribution of our research and development, sales and marketing and managerial personnel. If our business continues to grow, we will need to hire additional qualified research and development, sales and marketing and managerial personnel to succeed. The process of hiring, training and successfully integrating qualified personnel into our operation is a lengthy and expensive one. The market for qualified personnel is very competitive because of the limited number of people available with the necessary technical skills, sales skills and understanding of our products and technology. This is particularly true in Israel, where competition for qualified personnel is intense. Our failure to hire and retain qualified personnel could cause our revenues to decline and impair our ability to meet our research and development and sales objectives.

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

As of December 31, 2012, we had a limited patent portfolio. We had six issued U.S. patents and several pending patent applications. While we plan to protect our intellectual property with, among other things, patent protection, there can be no assurance that:

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

Certain of our products contain open source code, and we may use more open source code in the future. Open source code is code that is covered by a license agreement that permits the user to liberally copy, modify and distribute the software without cost, provided that users and modifiers abide by certain licensing requirements. The original developers of the open source code provide no warranties on such code. As a result of our use of open source software, we could be subject to suits by parties claiming ownership of what we believe to be open source code, and we may incur expenses in defending claims that we did not abide by the open source code license. If we are not successful in defending against such claims, we may be subject to monetary damages or be required to remove the open source code from our products. Such events could disrupt our operations and the sales of our products, which would negatively impact our revenues and cash flow. In addition, under certain conditions, the use of open source code to create derivative code may obligate us to make the resulting derivative code available to others at no cost. If we are required to publicly disclose the source code for such derivative products or to license our derivative products that use an open source license, our previously proprietary software products would be available to others, including our customers and competitors without charge. We monitor our use of such open source code to avoid subjecting our products to conditions that we do not intend. The use of such open source code, however, may ultimately subject some of our products to unintended conditions so that we are required to take remedial action that may divert resources away from our development efforts.

Unfavorable global economic conditions could have a material adverse effect on our business, financial condition or operating results.

The 2008 and 2009 crisis in the financial and credit markets in the United States, Europe and Asia led to a global economic slowdown that is ongoing, with economies in those territories continuing to show significant weakness and there is continuing economic uncertainty. If the economies of any part of the world remain uncertain or further deteriorate, many enterprises, telecommunication carriers and service providers may significantly reduce or postpone capital investments. This could result in reductions in the sales of our products or services, longer sales cycles, slower adoption of new technologies and increased price competition. As a result of the most recent downturn in the European economies, we have experienced longer sales cycles than in the past.

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

Our revenues are generated primarily in U.S. dollars and a major portion of our expenses are denominated in U.S. dollars. As a result, we consider the U.S. dollar to be our functional currency. Other significant portions of our expenses are denominated in shekels and to a lesser extent in Euros and other currencies. Our shekel-denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in shekels. In 2012, the shekel continued to fluctuate against the U.S. dollar. The shekel devaluated by approximately 3% against the U.S. dollar in the first half of the year and then appreciated by approximately 5% in the second half of the year. In total, during 2012, the shekel appreciated by approximately 2% against the U.S. dollar. If the U.S. dollar weakens against the shekel or other currencies we are exposed to, there will be a negative impact on our results of operations. We use derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on balance sheet accounts and forecast cash flows. We may not purchase derivative instruments adequately to insulate ourselves from foreign currency exchange risks. The volatility in the foreign currency markets may make hedging our foreign currency exposures challenging. In addition, because a portion of our revenue is not earned in U.S. dollars, fluctuations in exchange rates between the U.S. dollar and the currencies in which such revenue is earned may have a material adverse effect on our results of operations and financial condition. If we wish to maintain the U.S. dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment.

Compliance with new regulations regarding the use of conflict minerals may disrupt our operations, result in additional cost and expense and could result in other significant adverse effects.

In August 2012, under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the U.S. Securities and Exchange Commission (the “SEC”) adopted new requirements for companies that use certain minerals and derivative metals (referred to as "conflict minerals" regardless of their actual country of origin) in their products. Metals, such as tantalum, tin, gold and tungsten may be present in our products as component parts. We will be required to implement procedures to investigate and disclose whether any conflict minerals that are used in our products originated from the Democratic Republic of the Congo or adjoining countries. There will be costs associated with these investigations, and the implementation of these rules could adversely affect the sourcing, supply and pricing of the raw materials used in our products. Also, we may face potential reputational challenges if we are unable to sufficiently verify the origins of all conflict minerals used in our component parts or if we are unable to replace any conflict minerals sourced from the Democratic Republic of the Congo or adjoining countries with acceptable alternatives. We may also encounter challenges to satisfy customers that require that all of the components of our products be certified as conflict-free. If we are not able to meet customer requirements, customers may choose an alternative service provider. These changes could also have an adverse impact in our ability to market our products.

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

Although we did not use the market capitalization method to value our assets in 2009, as noted in our prior Form 20-Fs, we relied on the market capitalization method to determine the fair market value of our assets for the taxable year ended December 31, 2012.  Based on certain estimates of our gross income and gross assets, the nature of our business and the anticipated amount of goodwill (which is determined in large part by the price of our stock), we believe that we were not a PFIC for our taxable year ended December 31, 2012 and do not expect to become a PFIC for our taxable year ending December 31, 2013. A non-U.S. company will generally be characterized as a PFIC for any taxable year in which 75% or more of its gross income is passive income or in which 50% or more of the average value of its gross assets produce passive income or are held for the production of passive income.

If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gains income, and having potentially punitive interest charges apply to the proceeds of share sales. Similar rules apply to distributions that are “excess distributions.”

The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2013 or in subsequent years.

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

We are incorporated under Israeli law and our principal offices, research and development division and manufacturing facilities are located in Israel.  Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and continued with varying levels of severity into 2012. An armed conflict between Israel and Hamas in the Gaza Strip occurred in November 2012 and is ongoing. These conflicts involved missile strikes against civilian targets in various parts of Israel including most recently, central Israel, and negatively affected business conditions in Israel. Any armed conflicts, terrorist activities or political instability in the region may limit materially our ability to obtain raw materials from these countries or sell our products to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development and manufacturing, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2012, we employed 442 people, of whom 305 were based in Israel. Some of our employees in Israel are obligated to perform annual military reserve duty in the Israel Defense Forces, depending on their age and position in the army. Additionally, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. Our operations could be disrupted by the absence of one or more of our executive officers or key employees for a significant period due to military service and any significant disruption in our operations could harm our business. The full impact on our workforce or business if some of our executive officers and employees are called upon to perform military service, especially in times of national emergency, is difficult to predict. Additionally, the absence of a significant number of employees at our manufacturing subcontractor, Flextronix, as a result of military service obligations may disrupt their operations and could have a material adverse effect on our ability to timely deliver products to customers may be materially adversely affected.

The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

Our investment program in equipment at our facility in Hod-Hasharon, Israel, has been granted approved enterprise status and we are therefore eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investments Law. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2012, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $40 million (including losses related to our acquisition of Oversi, the operations of which were merged with ours in 2012). To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investments Law and its regulations and the criteria set forth in the specific certificate of approval, including, among other conditions, that the approved enterprise be operated over a seven-year period and that at least 30% of our investment in fixed assets of the approved enterprise be funded by additional paid-up ordinary share capital. If we do not meet these requirements, the tax benefits would be canceled and we could be required to refund any tax benefits and investment grants that we received in the past.  Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are cancelled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2011 was 24% of their taxable income and was increased to 25% in 2012. In December 2011, the Israeli Parliament passed the Law for Tax Burden Reform (Legislative Amendments), 2011 which, among other provisions, canceled the scheduled progressive reduction in the corporate tax rate.. This law entered into effect as of December 31, 2011, and has had no material effect on our financial statements.

Effective January 1, 2011, the Investment Law was amended. Under the amended Investment Law, the criteria for receiving tax benefits were revised. Under the transition provisions of the new legislation, a company may decide to irrevocably implement the new amendment while waiving benefits provided under the current law or to remain subject to the current law.  In the future, we may not be eligible to receive additional tax benefits under this law.  Our Company did not file a request to apply the new benefits under the 2011 Amendment. We intend to apply for benefits under the 2011 Amendment beginning in 2015. The termination or reduction of these tax benefits would increase our tax liability, which would reduce our profits.  Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs.  Finally, in the event of a distribution of a dividend from the abovementioned tax-exempt income, in addition to withholding tax at a rate of 15% (or a reduced rate under an applicable double tax treaty), we will be subject to tax at the corporate tax rate applicable to our Approved Enterprise’s and Beneficiary Enterprise’s income on the amount distributed in accordance with the effective corporate tax rate which would have been applied had we not enjoyed the exemption. See “ITEM 10: Additional Information—Taxation—Israeli Tax Considerations and Government Programs.”

No assurance can be given that we will be eligible to receive additional tax benefits under the Investments Law in the future. The termination or reduction of these tax benefits would increase our tax liability in the future, which would reduce our profits or increase our losses. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs.

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

We have received royalty-bearing grants from the government of Israel through the Office of the Chief Scientist, for the financing of a portion of our research and development expenditures in Israel, pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984, referred to as the Research and Development Law. In 2010, 2011 and 2012, we received and accrued grants totaling $2.8 million, $3.7 million and $2.9 million from the Office of the Chief Scientist, representing 19.8%, 21.7% and 11.5%, respectively, of our gross research and development expenditures in these periods. We may not receive future grants or may receive significantly smaller grants from the Office of the Chief Scientist, and our failure to receive grants in the future could adversely affect our profitability. In December 2012, we recorded a liability for the early payment of approximately $15.9 million due to a settlement with the Office of the Chief Scientist, representing the full balance of the contingent liability related to grants. The settlement will be paid in 2013. Upon making this payment, we will eliminate all future royalty obligations related to our anticipated revenues and will not incur the expense associated with future interest payments related to such obligations.

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

Our articles of association contain certain provisions that may delay or prevent a change of control, including a classified board of directors. In addition, Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could delay or prevent a change in control and may make it more difficult for third-parties to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay for our ordinary shares in the future. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders. See “ITEM 10: Additional Information—Memorandum and Articles of Association—Acquisitions under Israeli Law” and “—Anti-Takeover Measures.”

ITEM 4: Information on Allot

A.            History and Development of Allot

Our History

Our legal and commercial name is Allot Communications Ltd. We are a company limited by shares organized under the laws of the State of Israel. Our principal executive offices are located at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 4501317, Israel, and our telephone number is +972 (9) 761-9200. We have irrevocably appointed Allot Communications, Inc. as our agent to receive service of process in any action against us in any United States federal or state court. The address of Allot Communications, Inc. is 300 TradeCenter, Suite 4680, Woburn, MA 01801-7422.

We were incorporated on November 12, 1996 as “Ariadne Ltd.” and commenced operations in 1997. In September 1997, we changed our name to “Allot Communications Ltd.”   In November 2006, we listed our shares on NASDAQ. In 2007, we introduced our Service Gateway platform that enables broadband providers to build efficient, secure, manageable and profitable intelligent networks that are optimized to deliver Internet-based content and services. In January 2008, we completed the acquisition of the business of Esphion Limited, a developer of network protection solutions for carriers and internet service providers. In November 2010, we listed our shares on the Tel Aviv Stock Exchange, or TASE, and began applying the reporting reliefs afforded under the Israeli Securities Law to companies whose securities are dually listed on NASDAQ and the TASE, In May 2012, we acquired the business of Ortiva Wireless Inc., a developer of video optimization solutions for mobile and Internet networks. In September 2012, we acquired the business of Oversi Networks Ltd., a developer of products and systems for caching Internet content.

We had capital expenditures of $3.8 million in 2012, $2.9 million in 2011 and $2.3 million in 2010. We have financed our capital expenditures with cash generated from operations and through net proceeds from sales of our equity securities.

Our capital expenditures during 2010, 2011 and 2012 consisted primarily of investments in lab equipment for research and development.

B.            Business Overview

Overview

We are a leading global provider of intelligent broadband solutions, focused on developing mobile, fixed and enterprise networks to support the “digital lifestyle.” The digital lifestyle describes the way people rely on broadband connectivity, Internet-connected devices and Internet applications in their everyday lives – at work, at home and at play. Our solutions, which are based on our deep packet inspection (DPI) technology, identify and leverage the business intelligence in data networks, empowering network operators to shape users’ digital lifestyle experiences and to capitalize on the network traffic they generate.

We have a global and diverse end-customer base composed of mobile and fixed broadband service providers, cable operators, private networks, data centers, governments and enterprises, such as financial and educational institutions. Our scalable, carrier-grade solutions integrate capabilities that allow our customers to optimize the delivery and performance of over-the-top applications and services, monetize network utilization through value-added service deployment, real-time metering and application-aware charging models and personalize the user experience through service tiering and differentiation.

Through our combination of innovative technology, proven know-how and collaborative approach to industry standards and partnerships with broadband service providers and enterprises, we deliver broadband solutions that equip our customers with the capabilities to elevate their role in the digital lifestyle ecosystem and to expand into new business opportunities. We offer our customers proprietary technologies that are seamlessly woven into carrier-class products and solutions. In addition, we have developed significant industry know-how and expertise through our experience designing and implementing use cases with our diverse customer base.   Beginning from the proposal stage of a new project through the testing, acceptance and implementation of our products, we collaborate closely with our customers and other industry participants to create innovative solutions to create the digital lifestyle ecosystems our customers require.

Industry Background

The rapid proliferation of broadband networks in recent years has been largely driven by demand from users for faster and more reliable access to the Internet and by the proliferation in the number and complexity of broadband applications, as well as the proliferation of mobile smartphones, tablets and other Internet-connected devices.

Rising Network Operational Costs Due to the Rapid Adoption of Broadband Applications

Advances in broadband access (such as the introduction of long-term evolution, or LTE, technology) combined with the advanced data capabilities of end-user devices (such as smartphones and tablets) have promoted a growing number of applications and content delivered over broadband networks. The vast majority of these applications run over-the-top (OTT) of the network, which means they are not originated, controlled or charged by the network operator. The use of OTT applications, such as streaming video, peer-to-peer (P2P), Voice over IP (VoIP), social networks, interactive gaming and online content, requires large and increasing amounts of bandwidth. Moreover, many of these applications are highly sensitive to network delays caused by congestion. In response to these challenges, service providers have been forced to invest heavily in network infrastructure upgrades and customer support services in order to maintain the quality of experience for subscribers.

Rising Data Traffic in Mobile Networks

The mobile data market continues to grow rapidly, fueled by the proliferation of smartphones and tablets, mobile-enabled laptops that use mobile modems or tethered smartphones to connect to the Internet. On average, the data traffic generated by an Internet user with a smartphone is multiple times that of an Internet user without a smartphone.

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

It is becoming increasingly apparent that unmanaged 3G and 4G/LTE mobile networks, will not be able to cope with the rising tide of data traffic, without implementing intelligent bandwidth management solutions. Moreover, network providers may need to develop new pricing models if they are not able to monetize the OTT traffic carried by their networks.

Service Providers Demand the Ability to Offer Services that can be Monetized at Different Rates

Some service providers still offer flat-rate broadband access, regardless of the type of applications and data used by subscribers. These operators provide the same level of service to all subscribers and do not guarantee access quality, regardless of a subscriber’s willingness to pay for premium services and network performance. However, with the increasing amount of data used, the flat-rate pricing model may not be profitable, especially for mobile broadband operators, unless they can charge subscribers high rates. As a result, both mobile and fixed operators have begun to offer service plans based on gigabytes of data used. However, this pricing model is also subject to competition from other service providers offering lower rates, contributing to downward pricing pressure and high subscriber turnover rates.

To address these issues and increase the average revenue per user (ARPU), a significantly increased number of service providers have begun to offer premium, differentiated services, such as improved quality for VoIP and Internet video, off-peak usage incentives and parental control over access to content, among others. By offering such tiered services and charging subscribers according to the value of these services, as well as based on the gigabyte usage, service providers can capitalize on the revenue opportunities enabled by OTT Internet applications. To offer premium services and to guarantee high-quality delivery of content and user experience, service providers need enhanced visibility into and control of network traffic, including visibility into the type of applications used on the network and levels of traffic generated by different subscribers.

The Challenge of Elevating the Role of Fixed and Mobile Broadband Networks

In the evolving digital lifestyle, consumers recognize the importance of the devices they use to access the Internet and choose the Internet content and services they use based on quality. However, the network that connects them to the Internet is not as “visible”, and is therefore not as highly valued, even though it plays a critical role in the service chain. In order to generate revenue through various pricing models and encourage consumers and content providers to seek higher quality network services, service providers are seeking to elevate the role of network connectivity and services. To do so, service providers must be able to identify and leverage the business intelligence in their data networks and capitalize on the network traffic that they generate.

The ability to identify, distinguish and prioritize different applications plays a major role in intelligent management of network resources and service delivery, allowing service providers to optimize bandwidth utilization and reduce operational costs, while maintaining high quality of service for tiered and premium services. Application designers are employing increasingly sophisticated methods to avoid detection by network operators who desire to manage network use. Traditional network infrastructure devices, such as routers and switches, do not generally have sufficient computing resources or the required algorithms to distinguish between different and rapidly evolving applications.

Enterprise Demand for Visibility and Delivery of Mission-Critical Applications and Services in the Cloud

The proliferation of network applications, bring your own device (BYOD) and cloud computing presents significant challenges for enterprises that operate data centers, wide-area networks, virtual private networks (VPN) and Internet connectivity for organizations of all sizes. Enterprises depend on network infrastructure to ensure the delivery of business-critical applications to an increasingly mobile and often global workforce, and as such, face may of the same issues as service providers. At the same time, Internet access has introduced a wide variety of recreational and non-business applications to enterprise networks, resulting in network congestion and negatively impacting employee productivity. As a result, there is an increasing need for enterprises to be able to monitor and control the traffic on their business networks.

Network Security Threats

As reliance on the Internet has grown, service providers and subscribers have become increasingly vulnerable to a wide range of security threats, including denial of service (DOS) attacks, spambots and malware. These attacks are designed to flood the network with traffic that consumes all the available bandwidth and hinder the ability to provide high quality broadband access to subscribers or to prevent enterprises from using mission-critical applications. These threats also compromise network and data integrity. We believe service providers and enterprises must protect against such attacks by detecting and neutralizing malicious traffic at very early stages before such threats can compromise network integrity and services.

Integrated Solutions

Our integrated broadband solutions allow mobile, fixed and enterprise operators to elevate their role in the digital lifestyle ecosystem and expand into new business opportunities. Our solutions enable our customers to increase revenues by monetizing network usage through value-added services, value-based charging and revenue-sharing models, reduce costs by optimizing the delivery and performance of OTT content and cloud computing services and improve customer loyalty by personalizing operator offerings with various choices of service tiers and digital lifestyle options.

Our Integrated Solutions include:

•	Analytics solutions deliver accurate and meaningful network business intelligence to drive capacity planning, congestion management, service planning and marketing decisions.

•
Traffic Management solutions prioritize existing network capacity, control congestion and optimize service delivery. Dynamic Quality of Service (QoS) enforcement enables effective traffic management strategies that minimize infrastructure and operating costs.

•
Video Caching and Optimization solutions improve the quality and efficiency of OTT video delivery. New revenue opportunities are created through service packages designed especially for video consumers and revenue-sharing possibilities with content providers.

•
Policy Control and Charging solutions drive personalized service plans and pay-for-use pricing models based on real-time consumption of bandwidth and OTT applications. We provide a single point of integration with provisioning and pricing systems.

•	Service Enablement solutions facilitate a wide variety of cost-saving and revenue-generating use cases to create personalized customer experiences demanded by today’s sophisticated consumers.

Allot’s Products (Our Platforms)

The Allot Service Gateway and Allot NetEnforcer platforms are based on leading technology and high performance, designed for in-line deployment in a wide range of networks. Within each platform, our Dynamic Actionable Recognition Technology (DART) engine employs multiple deep packet inspection and analytical methods to identify network traffic by subscriber, application, device and network topology. Our technology is able to identify more OTT applications than any other solution on the market with frequent and custom updates to our extensive signature library. These granular elements may be mapped directly into dynamic traffic management, charging and service enablement policies.

High-Performance Platforms

•
Allot Service Gateway integrates network intelligence, policy enforcement and revenue-generating services in a scalable, carrier-class platform designed for fixed, mobile (3G/4G/LTE) and converged broadband networks. The Allot Service Gateway accurately identifies subscriber traffic in real time at speeds up to 160 gigabits per second (Gbps), optimizes bandwidth utilization based on usage, enforces QoS policy, and steers traffic to digital lifestyle services deployed within or outside the platform. As the focal point for service enablement, The Allot Service Gateway allows service providers to reduce operating costs and drive new revenue by delivering the personalized service and quality of experience that the digital lifestyle demands.

•
Allot NetEnforcer bandwidth management devices monitor and manage network traffic per application and per subscriber, enabling intelligent optimization of broadband and wide area network (WAN) services. With full duplex speeds ranging from 10 megabits per second (Mbps) to 8 Gbps, these devices provide essential visibility policy enforcement and traffic steering to added-value services in a wide range of service provider and enterprise networks.

Digital Lifestyle Services

Our growing portfolio of digital lifestyle services operate seamlessly with our in-line platforms and centralized management system, providing new business opportunities for service providers and enterprises.

Subscriber Management Platform

The Allot Subscriber Management Platform (SMP) drives the centralized creation, provisioning and pricing of subscriber services, including tiered and usage-based data plans, which we believe are key to personalizing digital lifestyle offerings and maximizing average revenue per user. The Allot SMP allows subscriber traffic to be managed across converged access networks and when offloading to Wi-Fi hotspots. Modular licensing provides flexible and scalable management for any number of subscribers.

•	Allot TierManager: Provisions and manages differentiated services and tiered service plans that are tailored to subscriber preferences.

•	Allot QuotaManager: Provisions and manages usage allowances and caps, with real-time metering of service consumption and dynamic enforcement of quota limits and overage policy.

•
Allot ChargeSmart: Enables real-time, pay-for-use pricing, based on a user’s consumption of data and applications. It also integrates seamlessly in 3G and 4G mobile networks and implements the pricing  model via standard telecommunication interfaces, such as Diameter Gx, Sd, Gy and Gz.

Analytics Services

Our analytics services analyze traffic data to drive smart business decisions.

•
Allot Data Mediator: Provides high-performance collection, storage, aggregation and export of usage data, session and pricing records to the Allot Proactive Analytics system or to any other analytics systems. Provides a rich data source for further analysis of user behavior.

•
Allot Proactive Analytics: Performs in-depth analyses of Internet and subscriber usage records collected by Allot in-line platforms, together with individual demographics and profile data supplied by operator systems to better understand consumer preferences and user behavior.

Video Services

Our media caching and video optimization platforms enable operators to capitalize on the increasing volume of OTT video traffic.

•
Allot MediaSwift E: Comprehensive caching and content delivery system for OTT video, P2P and other applications. Relieves network congestion caused by videos and improves quality of experience for users.

•
Allot VideoClass: Optimizes OTT video content and delivery to ensure efficient utilization of mobile radio access network (RAN) resources and consistently high quality video to enhance viewer experience.

Security Services

Our security services protect network service integrity and brand reputation.

•	Allot WebSafe: URL filtering service that blocks blacklisted content and enables access control to objectionable content on the Internet.

•	Allot ServiceProtector: Attack detection and mitigation services that protect commercial networks against Denial of Service (DoS/DDoS) attacks, Zero Day attacks, worms, zombie and spambot behavior.

Centralized Management

The Allot NetXplorer is the management umbrella for our devices, platforms and services, providing a central access point for network-wide monitoring, reporting, analytics, troubleshooting, accounting and QoS policy provisioning. Its user-friendly interface provides our customers with a comprehensive overview of the application, user, device and network topology traffic, while its wide variety of reports provide accessible, detailed analyses of granular traffic data.

•
NetXplorer Analytics and Reporting: Real-time reporting provides 30-second accuracy for timely troubleshooting and resolution of customer care issues, while historical traffic statistics facilitate analyses of usage trends and user behavior.

•
NetXplorer Data Collector: Provides distributed data collection and storage at different points in the network in order to support growing and large-scale deployments with large volumes of network traffic.

•	NetAccounting Server: Aggregates network-wide usage statistics and exports the data to external accounting systems in standard formats.

•	NetPolicy Provisioner: Provides a virtual “bandwidth management device” for self-monitoring and self-provisioning by a networks operator’s VPN, ISP and managed services customers

Customers

We have a global, diversified end-customer base consisting primarily of mobile and fixed service providers, cable operators, private networks, data centers, governments and enterprises. We derive a significant and growing portion of our revenue from direct sales to large mobile and fixed-line service providers. We generate the remainder of our revenue through a select and well-developed network of channel partners, generally consisting of distributors, resellers, original equipment manufacturers (“OEMs”) and system integrators.  In 2012, we derived 38% of our revenues from Europe, 24% from United States, 21% from Asia and Oceania, 10% from the Middle East and Africa and 7% from the Americas (excluding United States).

Channel Partners

We market and sell our products to end-customers both by direct sales and through channel partners, which include distributors, resellers, OEMs and system integrators. A significant portion of our sales occur through our channel partners. In 2012, approximately one-third of our revenues were derived from channel partners. Our channel partners generally purchase our products from us upon receiving orders from end-customers and are responsible for installing and providing initial customer support for our products. Our channel partners are located around the world and address most major markets. Our channel partners target a range of end-users, including carriers, alternative carriers, cable operators, private networks, data centers and enterprises in a wide range of industries, including government, financial institutions and education. Our agreements with channel partners that are distributors or resellers are generally non-exclusive, for an initial term of one year and automatically renew for successive one-year terms unless terminated. After the first year, such agreements may typically be terminated by either party upon ninety days prior notice.

We offer support to our channel partners. This support includes the generation of leads through marketing events, seminars and web-based leads and incentive programs as well as technical and sales training.

Sales and Marketing

Our product sales and deployment cycle varies based on the intended use by the end-customer. The sales cycle for initial network deployment may generally last between twelve and eighteen months for large and medium service providers, six to twelve months for small service providers, and one to six months for enterprises. Follow-on orders and additional deployment of our products usually require shorter cycles. Large and medium service providers generally take longer to plan the integration of our solutions into their existing networks and to set goals for the implementation of the technology.

We focus our marketing efforts on product positioning, increasing brand awareness, communicating product advantages and generating qualified leads for our sales organization. We rely on a variety of marketing communications channels, including our website, trade shows, industry research and professional publications, the press and special events to gain wider market exposure.

We have organized our worldwide sales efforts into the following three territories: North and South America, Europe the Middle East and Africa, and Asia and Oceania. We have regional offices in the United States, Israel, France, United Kingdom, Singapore, Japan, New Zealand and China, and a regional presence in Germany, Italy, Spain, Mexico, Brazil, India, Hong Kong, South Korea, South Africa and Australia.

As of December 31, 2012, our sales and marketing staff, including product management and business development functions, consisted of 84 employees.

Service and Technical Support

We believe our technical support and professional services capabilities are a key element of our sales strategy. Our technical staff assists in presales activities and advises channel partners on the integration of our solutions into end-customer networks. Our basic warranty extended to end-customers (directly or through our channel partners) is three months for software and twelve months for hardware. Generally, end-customers are also offered a choice of one year or three-year customer support programs when they purchase our products. These customer support programs can be renewed at the end of their terms. Our end-customer support plans generally offer the following features:

•	unlimited 24/7 access to Allot’s support organization, via phone, emails and online support system;

•	expedited replacement units in the event of a warranty claim;

•	software updates and upgrades offering new features and addressing new and changing network applications; and

•	periodic updates of solution documentation and technical information.

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

As of December 31, 2012, our technical staff consisted of 115 employees.

Research and Development

Our research and development activities take place primarily in Israel. As of December 31, 2012, 178 of our employees were engaged primarily in research and development. We devote a significant amount of our resources towards research and development to introduce and continuously enhance products to support our growth strategy. We have assembled a core team of experienced engineers, many of whom are leaders in their particular field or discipline and have technical degrees from top universities and experience working for leading Israeli networking companies. These engineers are involved in advancing our core technologies, as well as in applying these core technologies to our product development activities. Our research and development efforts have benefited from royalty-bearing grants from the Office of the Chief Scientist. The State of Israel does not own any proprietary rights in technology developed with the Office of the Chief Scientist funding and there is no restriction related to the Office of the Chief Scientist on the export of products manufactured using technology developed with Office of the Chief Scientist funding (other limitations on export apply under applicable law). For a description of restrictions on the transfer of the technology and with respect to manufacturing rights, please see “ITEM 3: Key Information—Risk Factors—The government grants we have received for research and development expenditures require us to satisfy specified conditions and restrict our ability to manufacture products and transfer technologies outside of Israel. If we fail to comply with these conditions or such restrictions, we may be required to refund grants previously received together with interest and penalties and may be subject to criminal charges.”

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

Competition

We compete in a rapidly evolving and highly competitive sector of the networking technology market. We face significant competition from router and switch infrastructure companies, such as Cisco Systems, Inc., Telefonaktiebolager LM Erricson and Huawei Technologies Co., Ltd. that integrate functionalities into their platforms addressing some of the problems that our products address. Our competitors have also identified the potential market opportunity offered by the largest service providers, referred to as Tier 1 operators, and we therefore expect intense competition in this portion of our market in the future. Our principal competitors in the field of DPI technology are Sandvine Inc. and Procera Networks, Inc. We also face competition from companies that offer partial or alternative solutions addressing limited aspects of the challenges facing broadband providers, such as network monitoring or security. We compete on the basis of product performance, such as speed and number of applications identified, ease of use and installation, and customer support. Price is also an important, although not the principal, basis on which we compete. See “ITEM 3: Key Information—Risk Factors—We may be unable to compete effectively with other companies in our market who offer, or may in the future offer, competing technologies.”

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

As of December 31, 2012, we had two U.S. patents and four pending patent applications in the United States. We expect to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

We have obtained a U.S. trademark registration for one of our key marks that we use to identify our products or services: “NetEnforcer.”

Government Regulation

See “ITEM 5: Overview—Government Grants” for a description of grants received from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor.

C.            Organizational Structure

As of December 31, 2012, we held directly and indirectly the percentage indicated of the outstanding capital stock of the following subsidiaries:

Company	Jurisdiction of Incorporation	Percentage Ownership
Allot Communications, Inc.	United States	100%
Allot Communication Europe SARL	France	100%
Allot Communications (Asia Pacific) Pte. Limited	Singapore	100%
Allot Communications (UK) Limited	United Kingdom	100%
Allot Communications Japan K.K.	Japan	100%
Allot Communications (New Zealand) Limited	New Zealand	100%
Ortiva Wireless Inc.	United States	100%
Oversi Networks Ltd.	Israel	100%

D.            Property, Plants and Equipment

Our principal administrative and research and development activities are located in approximately 72,000 square foot (6,700 square meter) facilities in Hod-Hasharon, Israel. The leases for our facilities vary in dates and terms, with the main facility’s lease commencing in July 2006 and expiring in July 2013.

We also lease a 5,862 square foot (545 square meter) facility in Woburn, Massachusetts, for the purposes of our U.S. sales and marketing operations pursuant to a lease that expires in August 2014 and a 15,119 square foot (1,400 square meter) facility in San Diego, California for the purposes of our U.S research and development activities, which expires in April 2018. We lease other smaller facilities for the purpose of our development, sales and marketing and support activities in France, the United Kingdom, Italy, Germany, Singapore, Spain, China, Japan and New Zealand.

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

In 2012, the primary driver of our growth was the mobile market, which was highlighted by our ongoing relationship with a global Tier 1 mobile operator group. Revenues from this customer in 2012 accounted for 14% of our total revenues.

Acquisition of Ortiva and Oversi

            In 2012, we acquired the business of Ortiva Wireless Inc. (“Ortiva”), a developer of solutions for mobile and Internet networks and Oversi Networks Ltd. (“Oversi”), a developer of products and systems for caching Internet content.  See note 1(b) to our consolidated financial statements for further information.

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

Customer concentration.  We derived 14%, 15% and 30% of our total revenues in 2012, 2011 and 2010, respectively, from one global Tier 1 mobile operator group.  The decrease in 2011 and 2012 is primarily attributable to an increase of the total revenues and to the timing of revenue recognition.

Geographical breakdown.  The following table sets forth the geographic breakdown of our revenues by percentage for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
United States	14%	12%	24%
Europe	53	50	38
Asia and Oceania	22	17	21
Middle East and Africa	7	12	10
Americas (excluding United States)	4	9	7
Total	100%	100%	100%

Cost of revenues and gross margins

Our products’ cost of revenues consists primarily of costs of materials, manufacturing services and overhead, warehousing, product testing and royalties paid primarily to the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Office of the Chief Scientist. Our services’ cost of revenues consists primarily of salaries and related personnel costs for our customer support staff as well as the royalty payments mentioned above. We expect cost of revenues to increase as a result of an increase in our product and service revenues, an increase in sales of our higher end products, primarily our Service Gateway platforms, and sales of extended service suites to large customers that we expect will require additional personnel hiring and other operational expenditures related to such sales. Such increases may be partially offset by increased sales of our network management application suites as their related cost of revenues is generally lower. In addition, we are no longer obligated to make royalty payments to the Office of the Chief Scientist, as we reached a settlement with them in December 2012. The balance of the liability related to the grants received from the Office of Chief Scientist was approximately $15.9 million, which was recorded as cost of revenues for the year ended December 31, 2012. As a result, our gross margins as a percentage of revenues may decrease in the future.

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

In 2012, we had $1.4 million financial income, net compared to $0.4 million financial income, net in 2011. The change is primarily attributed to interest income derived from the increase in our short-term bank deposits as a result of our investment of the cash received from our offering of ordinary shares completed in November 2011.

In addition, financial and other income (expenses), net, may fluctuate due to foreign currency exchange gains or losses, as well as interest rate changes. See “—Factors Affecting Our Performance.”

Approved and Privileged Enterprise

Our facilities in Hod-Hasharon, Israel have been granted Approved Enterprise status under the Encouragement of Capital Investments Law, 1959 and enjoy certain tax benefits under this program. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2012, our net operating loss carry forwards for Israeli tax purposes totaled approximately $40.0million, which includes losses related to our acquisition of Oversi. As a result of our acquisition of Oversi, operating losses may be offset against taxable income annually with a limitation of up to 20% of the total accumulated loss but no more than 50% of our taxable income. Income derived from other sources, other than through our “Approved Enterprise” status, during the benefit period will be subject to the regular corporate tax rate.

Government Grants

Our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist under our approved plans in accordance with the Research and Development Law. Through December 31, 2012, we had received approval and recorded in our books grants totaling $30.8 million from the Office of the Chief Scientist, including $4.1 million attributed to NetReality products. Because the NetReality products will no longer be sold, the $4.1 million was cancelled, and we will not be obligated to repay this amount. Under Israeli law and the approved plans, royalties on the revenues derived from sales of all of our products are payable to the Israeli government, generally at the rate of 3.0% during the first three years and 3.5% beginning in the fourth year, up to the amount of the received grants as adjusted for fluctuation in the U.S. dollar/shekel exchange rate. The amounts received after January 1, 1999 bear interest at the twelve-month LIBOR as at the beginning of the year in which a grant is approved. Our obligation to pay these royalties is contingent upon actual sales of our products and no payment is required if no sales are made.  In December 2012, we recorded a liability of $15.9 million due to a settlement with the Office of the Chief Scientist, representing the full balance of the contingent liability related to grants received. This settlement will be paid in 2013. Upon making this payment, we will eliminate all future royalty obligations related to our anticipated revenues and will not incur the expense associated future interest payments related to such obligations.

Factors Affecting Our Performance

Our business, financial position and results of operations, as well as the period-to-period comparability of our financial results, are significantly affected by a number of factors, some of which are beyond our control, including:

Customer concentration. We derived 14% of our total revenues in 2012 from one global Tier 1 mobile operator group. While we have some visibility into the likely scope of the customer’s projects, our relationship is conducted solely on a purchase order basis and we do not have any commitment for future purchase orders from this customer. The loss of such significant customer could harm our results of operations and financial condition.

Size of end-customers and sales cycles.  We have a global, diversified end-customer base consisting primarily of service providers and enterprises. The deployment of our products by small and midsize enterprises and service providers can be completed relatively quickly with a limited number of NetEnforcer and/or Service Gateway systems compared to the number required by large service providers. In 2012, we have increased the portion of our sales to large service providers. Large service providers take longer to plan the integration of our solutions into their existing networks and to set goals for the implementation of the technology. Sales to large service providers are therefore more complicated as they involve a relatively larger number of network elements and solutions, as well as NetEnforcer and/or Service Gateway systems. We are seeking to achieve further significant customer wins in the large service provider market that would positively impact our future performance. The longer sales cycles associated with the increased sales to large service providers of our platforms may increase the unpredictability of the timing of our sales and may cause our quarterly and annual operating results to fluctuate if a significant customer delays its purchasing decision and/or defers an order. Furthermore, longer sales cycles may result in delays from the time we increase our operating expenses and make investments in inventory to the time that we generate revenue from related product sales.

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

Cost of revenues and cost reductions.   Our cost of revenues as a percentage of total revenues was 28.1% for 2010, 28.5% for 2011and 44.8% in 2012 (29.6% excluding the impact of the $15.9 million expenses related to settlement of Office of Chief Scientist grants). Our products use off-the-shelf components and typically the prices of such components decline over time. However, the introduction and sale of new or enhanced products and services may result in an increase in our cost of revenues. We make a continuous effort to identify cheaper components of comparable performance and quality. We also seek improvements in engineering and manufacturing efficiency that will reduce costs. Our products incorporate features that require the payment of royalties to third parties. In addition, new products usually have higher costs during the initial introduction period. We generally expect such costs to decline as the product matures and sales volume increases. The introduction of new products may also involve a significant decrease in demand for older products. Such a decrease may result in a devaluation or write-off of such older products and their respective components. In 2012, we recorded a write-off of $1.4 million of inventory to our cost of revenues for products and components. The growth of our customer base is usually coupled with increased service revenues primarily resulting from increased maintenance and support. In addition, the growth of our installed base with large service providers may result in increased demand for professional services, such as training and installation services. An increase in demand for such services may require us to hire additional personnel and incur other expenditures. However, these additional expenses, handled efficiently, may be utilized to further support the growth of our customer base and increase service revenues.

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

Interest rate exposure. We have a significant amount of cash that is currently invested primarily in interest bearing vehicles, such as bank time deposits and available for sale marketable securities. These investments expose us to risks associated with interest rate fluctuations.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, or U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty and actual results may differ. Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this annual report. Certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in our industry, information provided by our customers and information available from other outside sources, as appropriate. With respect to our policies on revenue recognition and warranty costs, our historical experience is based principally on our operations since we commenced selling our products in 1998. Our estimates are primarily guided by observing the following critical accounting policies:

•	Revenue recognition;
•	Warranty costs;
•	Allowance for doubtful accounts;
•	Accounting for stock-based compensation;
•	Inventories;
•	Marketable securities;
•	Impairment of goodwill and long lived assets;
•	Income taxes; and
•	Contingencies.

Because each of the accounting policies listed above requires the exercise of certain judgments and the use of estimates, actual results may differ from our estimations and as a result would increase or decrease our future revenues and net income.

Revenue recognition. We generate revenues mainly from the sale of our products along with related maintenance and support services. At times, these arrangements may also include professional services, such as installation services or training. We sell our products through resellers, distributors, OEMs and system integrators, all of whom are considered end-customers from our perspective.

Revenues from product sales are recognized when persuasive evidence of an agreement exists, title and risk of loss have transferred to the customer, no significant performance obligations remain, payment for products is not contingent upon performance of installation or service obligations, the fee is fixed or determinable and collectability is probable. In instances where final acceptance of the product or service is specified by the customer, we do not recognize the revenue until all acceptance criteria have been met.

Maintenance and support-related revenues included in multiple element arrangements are deferred and recognized on a straight-line basis over the term of the applicable maintenance and support agreement. Revenues from other services are recognized upon the completion of installation or when the respective service is provided. In instances where the services provided in a multiple element arrangement are considered essential to the functionality of the product and payment for the product is contingent upon performance of the services, the sales of the products and services are considered one unit of accounting. Deferred revenues are classified as short and long term and recognized as revenues at the time respective elements are provided.

Under historical accounting principles, we were required to account for sales of its products in accordance with ASC 985-605. ASC 985-605 generally required revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative objective fair value of the elements. Accordingly, revenues were allocated to the different elements in the arrangement under “the residual method” when Vendor Specific Objective Evidence (“VSOE”) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements.

Under the residual method, at the outset of the arrangement with a customer, we deferred revenues for the VSOE of its undelivered elements (maintenance and support) and recognized revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (hardware and software products).

In October 2009, the FASB issued ASU 2009-14, “Certain Arrangements That Include Software Elements, (amendments to ASC Topic 985, Software)” (ASU 2009-14), which changes the accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality is no longer within the scope of the software revenue guidance in Subtopic 985-605 of the Codification. Accordingly, we are outside of the scope of Subtopic 985-605. Since 2011, pursuant to the guidance of ASU 2009-13, “Multiple-Deliverable Revenue Arrangements, (amendments to ASC Topic 605, Revenue Recognition)” (ASU 2009-13) and ASU 2009- 14, when a sales arrangement contains multiple elements, such as products and services, we allocate revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on: (1) VSOE, if available, (2) third party evidence (‘‘TPE’’) if VSOE is not available or (3) the estimated selling price (‘‘ESP’’) if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy.

As of January 1, 2011, we changed our pricing policy in respect of the sale of maintenance and support services in new, multiple-element arrangements. For maintenance and support services under the new pricing policy, we determined the ESP for the year ended December 31, 2011 in multiple-element arrangements based on our review of historical transactions and considering several other external and internal factors including, but not limited to, pricing practices such as discounting and competition. For maintenance and support services in the year ended December 31, 2012, we determined the selling price based on VSOE of the price charged based on standalone sales of such elements using a consistent percentage of our product price lists (renewals) in the same territories. The selling price of products was determined based on the ESP, as neither VSOE nor TPE was available. The ESP was determined by reviewing historical transactions and considering multiple other factors, including but not limited to, pricing practices including discounting and competition.

We provide a provision for product returns and stock rotation based on its experience with historical sales returns, stock rotations and other known factors. Such provisions amounted to $4.1 million and $2.6 million as of December 31, 2012 and 2011, respectively.

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

Accounting for stock-based compensation. We account for stock-based compensation in accordance with Accounting Standards Codification No. 718, “Compensation - Stock Compensation” (“ASC No. 718”) that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statement of operations. We recognize compensation expense for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of the grant and revised in subsequent periods if actual forfeitures differ from those estimates.

In connection with the grant of options, we recorded total stock-based compensation expense of $2.0 million in 2010, $2.3 million in 2011and $4.8 million in 2012. In 2012, $0.2. million, $1.2 million, $2.1 million and $1.3 million of our stock-based compensation expense resulted from cost of revenue, research and development expenses, net, sales and marketing expenses and general and administrative expenses, respectively, based on the department in which the recipient of the option grant was employed. As of December 31, 2012, we had an aggregate of $19.0 million of deferred unrecognized stock-based compensation remaining to be recognized over a weighted average vesting period of 2.13 years.

Inventories.  We value our inventories at the lower of cost or estimated market value. Cost is determined based on the First In, First Out (“FIFO”) cost method for raw materials and out-of-pocket manufacturing costs. Indirect costs are allocated on an average basis. We estimate market value based on our current pricing, market conditions and specific customer information. We write off inventory for slow-moving items or technological obsolescence. We also assess our inventories for obsolescence based upon assumptions about future demand and market conditions. Actual future results may differ from our assessments and result in further devaluations or write-downs that will affect our future results of operations. Once inventory is written off, a new cost basis for these assets is established for future periods. Inventory write-offs totaled $1.1 million in 2010, $0.5 million in 2011 and $1.4 million in 2012.

Marketable securities. We account for our investments in marketable securities using Accounting Standards Codification No. 320, “Investments – Debt and Equity Securities” (“ASC No. 320”).

We determine the appropriate classification of marketable securities at the time of purchase and evaluate such designation as of each balance sheet date. We classify all of our investments in marketable securities as available for sale. Available for sale securities are carried at fair value, with unrealized gains and losses reported in “accumulated other comprehensive income (loss)” in shareholders’ equity. Realized gains and losses on sales of investments are included in earnings and are derived using the specific identification method for determining the cost of securities. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in financial income, net, if any.

As of December 31, 2012, we held available for sale marketable securities of $14.8 million. As of December 31, 2012, the unrealized gain recorded to other comprehensive income was 15 million.

             Impairment of goodwill and long lived assets. Goodwill represents the excess of the purchase price over the fair value of net assets of purchased businesses. Under Accounting Standards Codification No. 350, “Intangibles-Goodwill and Other” (“ASC No. 350”), goodwill and intangible assets deemed to have indefinite lives are tested for impairment annually, or more often if there are indicators of impairment present.

We perform an annual impairment analysis of goodwill at December 31 of each year, or more often as applicable. We operate in one operating segment, and this segment comprises only reporting unit. The provisions of ASC No. 350 require that a two-step impairment test be performed on goodwill at the level of the reporting units. In the first step, we compare the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and no further testing is required to be performed. If the carrying value of the net assets exceeds the fair value, then we must perform the second step of the impairment test in order to determine the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference.

We believe that our business activity and management structure meet the criterion of being a single reporting unit for accounting purposes. We performed an annual impairment analysis as of December 31, 2012 and determined that the carrying value of the reporting unit was less than the fair value of the reporting unit. Fair value is determined using market capitalization. During the years ended 2010, 2011 and 2012, no impairment losses were recorded.

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC No. 360, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2012, no impairment losses have been identified.

Intangible assets acquired in a business combination are recorded at fair value at the date of the acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives. Some of the acquired intangible assets are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer relationships and backlog as compared to the straight-line method. All other intangible assets are amortized over their estimated useful lives on a straight-line basis.

During 2010, 2011 and 2012, no impairment losses were recorded.

Income taxes. We account for income taxes in accordance with Accounting Standards Codification No. 740, “Income Taxes” (“ASC No. 740”). ASC No. 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We have accumulated operating loss carry forwards of approximately $40.0 million and  capital losses of approximately $27.3 million for tax purposes as of December 31, 2012, which may be carried forward and offset against taxable capital gains in the future for an indefinite period. In the United States, the accumulated losses for U.S. federal income tax return purposes were approximately $7.3 million as of December 31, 2012, which expire between 2026 and 2031. In France, we had approximately $3.5 million in net operating loss carry forwards as of December 31, 2012, which may be carried forward and offset against taxable capital gains in the future for an indefinite period. We believe that because of our history of losses, and uncertainty with respect to future taxable income, it is more likely than not that some of the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future, and therefore, a valuation allowance was provided to reduce deferred tax assets to their realizable value. The valuation allowance for the year ended December 31, 2012 was $8.7 million.

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

Results of Operations

The following table sets forth our statements of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
Revenues:
Products	71.7%	73.1%	73.6%
Services	28.3	26.9	26.4
Total revenues	100.0	100.0	100.0
Cost of revenues:
Products	24.6	25.1	25.6
Services	3.5	3.4	4.0
Total cost of revenues	28.1	28.5	44.8
Gross profit	71.9	71.5	55.2
Operating expenses:
Research and development, net	19.8	17.1	21.1
Sales and marketing	38.7	34.1	32.5
General and administrative	9.6	9.6	10.2
Total operating expenses	68.1	60.8	63.8
Operating profit ( loss)	3.8	10.7	(8.6)
Financing income (expenses), net	(13.8)	0.5	(1.3)
Profit (loss) before income tax expense (benefit)	(10.0)	11.2	(7.3)
Income tax expense (benefit)	0.1	(0.1)	(0.9)
Net profit (loss)	(10.1)%	11.3%	(6.4)%

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues

Products.  Product revenues increased by $20.3 million, or 35.8%, to $77.1million in 2012 from $56.8 million in 2011.  The increase is primarily attributable to increased sales of our high-end products, primarily the Service Gateway platforms and value added products (such as Service Protector and MediaSwift), driven by orders placed by Tier 1 operator group and leading operators in North  America, Latin America, Africa and East Asia.  Video optimization and caching products sales, driven from the acquisitions of Ortiva and Oversi contributed to the increased sales in the second half of 2012.

Services.  Services revenues increased by $6.7 million, or 31.9%, to $27.6 million in 2012 from $20.9 million in 2011. The increase in service revenues is primarily attributable to an increase in our installed base in 2012 and services revenues related to video optimization and caching products, driven from the acquisitions.

Product revenues comprised 73.6% of our total revenues in 2012, an increase of 0.6% compared to 2011 while services revenues’ portion of total revenues decreased by the same percentage.

During 2012, revenues in Europe increased by $1.2 million, or 3.2%, compared to 2011. Revenues in the Americas (excluding the United States) increased by $1.0 million, or 13.9%, in 2012 compared to 2011, and revenues in Asia and Oceania increased by $8.6 million, or 64.0%, in 2012 compared to 2011. Revenues in the Middle East and Africa increased by $1.0 million, or 10.9%, compared to 2011. Revenues in the United States increased by $15.2 million, or 160.2%, compared to 2011, which was primarily attributable to orders placed by a leading operator.

Cost of revenues and gross margin

Products.  Cost of product revenues increased by $7.3 million, or 37.4%, to $26.9 million in 2012 from $19.5 million in 2011. In December 31, 2012 we recorded a liability related to settlement of the Office of Chief Scientist grants of approximately $15.9 million to be paid in 2013. Excluding the non-recurring payment to the Office of Chief Scientist, the increase in cost of revenues is consistent with the increase in product revenues. Product gross margin, decreased to 65.2% in 2012 from 65.6% in 2011.

Services.  Cost of service revenues increased by $1.5 million, or 58.6%, to $4.2 million in 2012 from $2.6 million in 2011. This increase is primarily attributable to higher support personnel expenses associated with deployment of our products with large service providers. In 2012, services gross margin decreased to 84.9% from 87.4% in 2011.

Total gross margin, excluding the impact of the settlement, decreased to 70.4% in 2012 from 71.4% in 2011.

Operating expenses

Research and development. Gross research and development expenses increased by $8.0 million, or 47.5%, to $24.9 million in 2012 from $16.9 million in 2011. This increase is primarily attributable to an increase in salaries and labor costs of approximately $5.4 million, which principally resulted from an increase in head count derived mainly from the acquisition of Ortiva and Oversi, which have significant research and development departments. In addition, other overhead expenses increased by $1.0 million, costs of contractors increased by $0.8 million and stock-based compensation increased by $0.8 million and depreciation.

Research and development expenses, net of received and accrued grants from the Office of the Chief Scientist, increased by $8.8 million, or 66.8%, to $22.1 million in 2012 from $13.2 million in 2011. Grants received from the Office of the Chief Scientist totaled $2.9 million in 2012 compared to $3.7 million in 2011. The decrease in grants received is attributable to a decrease in the approved grants from the Office of the Chief Scientist due to the settlement reached with them. We did not receive grants from the Office of Chief Scientist during the fourth quarter of 2012, and accordingly did not record accrued grants for this period. Research and development expenses, net, as a percentage of revenues increased to 21.1% in 2012 from 17.0% in 2011.

Sales and marketing.  Sales and marketing expenses increased by $7.6 million, or 28.6%, to $34.1 million in 2012 from $26.5 million in 2011. This increase is primarily attributable to increased salaries and related expenses of approximately $5.3 million due to increased head count from the acquisitions of Ortiva and Oversi and new recruitments of sales and pre sales personnel. Stock-based compensation increased by $1.0 million, commission expense increased by $0.8 million, and travel and other expenses increased by $0.5 million.

Sales and marketing expenses, as a percentage of total revenues decreased to 32.6% in 2012 from 34.1% in 2011.

General and administrative. General and administrative expenses increased by $3.2 million, or 42.7%, to $10.7 million in 2012 from $7.5 million in 2011. This increase is attributable to increased professional services of approximately $1.0 million resulted from non-recurring legal and finance expenses related to acquisition activity. Wage expenses increased by approximately $1.0 million due to increased head count. Stock-based compensation increase approximately $0.6 million. Travel and other overhead expenses increased by $0.6 million.

General and administrative expenses as a percentage of revenues increased to 10.2% in 2012 from 9.6% 2011.

Financial expenses (income), net. Financial and other income, net in 2012 was $1.4 million income compared to $0.4 million in 2011. The increase is primarily attributable to interest income received from increased investments in short-term bank deposits as a result of the cash received from our offering of ordinary shares in November 2011.

Income tax benefit. Income tax benefit in 2012 was $1.0 million, compared to income tax benefit of $0.1 million in 2011.  The change is primarily due to an increase in deferred tax assets related to our net operating losses expected to be utilized in the future.

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

General and administrative. General and administrative expenses increased by $2.0 million, or 36.6%, to $7.5 million in 2011 from $5.5 million in 2010. This increase is primarily attributable to increased professional services of approximately $1.5 million resulted from non-recurring legal and finance expenses related to acquisition activity and our secondary public offering completed in 2011. Wage expenses increased by approximately $0.2 million due to increased head count. Travel and other overhead expenses increased by $0.3 million.

General and administrative expenses as a percentage of revenues was 9.6% in 2011, the same rate as in 2010.

Financial expenses (income), net. Financial expenses (income), net in 2011 is $0.4 million income vs. $7.9 million expense in 2010. The decrease is primarily attributable to a loss in the amount of $7.7 million related to our investment in ARS in 2010, and an increase of $0.6 million in interest on deposits, foreign currency transaction differences and other related financial income.

Income tax expense (benefit). Income tax benefit in 2011 is $0.1 million, compared to income tax expenses of $0.1 million in 2010. The change is primary as a result of change in deferred taxes, offset by deduction of withholding tax asset.

B.            Liquidity and Capital Resources

In November 2011, we completed a public offering which resulted in net proceeds of approximately $85.0 million, net of issuance costs.

As of December 31, 2012, we had $50.0 million in cash and cash equivalents, $14.8 million available for sale marketable securities, $0.1 million in restricted cash and $78.0 million short-term deposits. As of December 31, 2012, our working capital, which we calculate by subtracting our current liabilities from our current assets, was $131.6 million.

Based on our current business plan, we believe that our existing cash balances, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next twelve months. If our estimates of revenues, expense or capital or liquidity requirements change or are inaccurate and are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange additional debt financing. In addition, we may seek to sell additional equity or arrange debt financing to give us financial flexibility to pursue attractive acquisitions or investment opportunities that may arise in the future.

Operating activities.

During 2012, we generated $8.7 million in cash and cash equivalents from operating activities. Net cash provided by operating activities consisted of a net loss of $6.7 million, an increase of $15.9 million in liability related to settlement of the Office of Chief Scientist grants, depreciation and amortization of intangible assets of $5.1 million, $4.8 million of stock-based compensation expense, a decrease of $3.2 million in inventory and an increase of $2.4 million in employees and payroll accruals. This was partially offset by an increase of $8.1 million in trade receivables, a decrease of $7.1 million in deferred revenues attributed to sales which revenue recognition criteria were met while cash was collected in the previous years and a decrease of $1.3 million in trade payables.

During 2011, we generated $15.2 million in cash and cash equivalents from operating activities. Net cash provided by operating activities consisted of a net income of $8.8 million, depreciation and amortization of fixed and intangible assets of $2.9 million, $2.3 million of stock-based compensation expense and an increase of $7.4 million in deferred revenues attributable to sales for which we received cash but the revenue recognition criteria has not been met. This was partially offset by an increase of $1.1 million in other receivables and prepaid expenses, a decrease of $2.5 million in trade payable, an increase of $1.2 million in trade receivables and a decrease of $1.2 million in other payables and accrued expenses.

Investing activities.

Net cash used in investing activities in 2012 was $79.3 million, primarily attributable to the investment in short-term bank deposits of $54.0 million, cost of acquiring Ortiva and Oversi of $24.9 million, an investment in available-for sale marketable securities of $8.2 million and the purchase of property and equipment of $3.8 million. The above changes were partially offset by redemption of marketable securities of $10.7 million.

Net cash used in investing activities in 2011 was $29.1 million, primarily attributable to the investment in short-term deposits of $24.0 million, purchase of property and equipment of $3.0 million, and an investment in available for sale marketable securities of $4.7 million. The above changes were partially offset by redemption of marketable securities of $2.6 million.

We expect that our capital expenditures will total approximately $3.0 million in 2013. We anticipate that these capital expenditures will be primarily related to further investments in lab equipment for research and development, as well as customer support and demo units.

Financing activities.

Net cash provided by financing activities in 2012 was $4.0 million, which was attributable to issuance of share capital through the exercise of stock options of $5.9 million partially offset by a $2.0 million redemption of bank loan in connection with our acquisition of Oversi.

Net cash provided by financing activities in 2011 was $87.8 million, which was attributable to the issuance proceedings from the issuance of share capital related to the secondary public offering of $85.0 million and to issuance of share capital through the exercise of stock options of $2.8 million.

C.            Research and Development, Patents and Licenses

Our research and development activities take place in Israel, the United States and New Zealand. As of December 31, 2012, 178 of our employees were engaged primarily in research and development. We devote a significant amount of our resources towards research and development to introduce and continuously enhance products to support our growth strategy.

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

Total research and development expenses, before royalty bearing grants, were approximately $14.0 million, $16.9 million and $24.9 million in the years ended December 31, 2010, 2011and 2012, respectively. Royalty bearing grants amounted to $2.8million, $3.7 million and $2.9 million in 2010, 2011 and 2012, respectively.

D.            Trend Information

See “ITEM 5: Operating and Financial Review and Prospects” above.

E.            Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.            Contractual Obligations

The following table of our material contractual and other obligations known to us as of December 31, 2012, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1– 3 years	3-5 years	Over 5 years
	(in thousands of U.S. dollars)
Operating leases — offices(1)	$3,452	$1,471	$1,073	$908	$-
Operating leases — vehicles	616	343	273	-	-
Purchase obligations	846	846	-	-	-
Accrued severance pay(2)	254	-	-	-	254
Total	$5,168	$2,660	$1,346	$908	$254
_____________________
(1)	Consists primarily of an operating lease for our facilities in Hod Hasharon, Israel, as well as operating leases for facilities leased by our subsidiaries.
(2)
Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation if the employee voluntarily resigns. Of this amount, $41,000 is unfunded.

ITEM 6: Directors, Senior Management and Employees

A.            Directors and Senior Management

Our directors and executive officers, their ages and positions as of March 10, 2013 are as follows:

Name	Age	Position
Directors
Shraga Katz	60	Chairman of the Board
Rami Hadar	49	Director, Chief Executive Officer and President
Itzhak Danziger(1)	64	Director
Nurit Benjamini(1)(2)	46	Director
Steven D. Levy(2)	56	Director
Yigal Jacoby	52	Director
Executive Officers
Nachum Falek	41	Chief Financial Officer
Amir Hochbaum	53	Vice President — Research and Development
Anat Shenig	43	Vice President — Human Resources
Andrei Elefant	39	Vice President — Product Management and Marketing
Gary Drutin	51	Vice President — International Sales
Itamar Rosen	48	Vice President — Legal Affairs, General Counsel and Company Secretary
Jay Klein	49	Vice President — Chief Technology Officer
Lior Moyal	41	Vice President — Business Development
Marc Zionts	51	Vice President — Strategic Mobile Service Providers
Pini Gvili	47	Vice President — Operations
Ramy Moriah	57	Vice President — Customer Care and Information Technology
Vin Costello	56	Vice President and General Manager — The Americas
_______________________
(1) Member of our compensation and nomination committee.
(2) Member of our audit committee.

Directors

Shraga Katz has served as our chairman of the board of directors since 2008. Mr. Katz is a Venture Partner of Magma Venture Partners, a leading venture capital firm specializing in early-stage investments in communication, semiconductors, internet and media. Mr. Katz has over 30 years of experience in the technology sector and has specialized for over 20 years in the communications industry. In 1996, Mr. Katz founded Ceragon Networks Ltd. (NASDAQ: CRNT), a global provider of high capacity wireless networking solutions for mobile and fixed operators and private networks, and served as its President and Chief Executive Officer until mid-2005. Prior to founding Ceragon, Mr. Katz served in the Israeli Defense Forces for 17 years. Mr. Katz was head of the Electronic Research and Development Department of the Israeli Ministry of Defense. Mr. Katz serves as director on the Board of Siverge Networks, GreenSQL and Corephotonics. Mr. Katz holds a B.Sc. from the Technion — Israel Institute of Technology and an M.B.A. from Tel Aviv University.

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

Itzhak Danziger has served as a director since 2011. Prior to his appointment as a director, Mr. Danziger served as an observer to our Board since 2010. Itzhak Danziger serves as chairman of the board of Galil Software, an Israeli software services company, and as a director of Jinni Media, a privately held technology company. From 1985 to 2007, Mr. Danziger held various executive positions at Comverse, a technology companies group that develops and markets telecommunications systems, including  as president of Comverse Technology Group, as president of Comverse Network Systems and as chairman of Comverse subsidiary - Starhome. Prior to joining Comverse, Mr. Danziger held various R&D and management positions in Tadiran Telecom Division, which was later acquired by ECI Telecom. Further, Mr. Danziger serves as a director in Israel Venture Network, a venture philanthropy NGO, in Avney Rosha, the Israel Institute for School Leadership, and in other non-governmental organizations. Mr. Danziger was also a member of the National Task Force for the Advancement of Education in Israel (Dovrat Committee) and was chairman of two of its subcommittees. Mr. Danziger holds B.Sc. cum laude and M.Sc. in electrical engineering from the Technion - Israel Institute of Technology and M.A. cum laude in philosophy and digital culture from Tel Aviv University.

Nurit Benjamini has served as an outside director since 2007. Ms. Benjamini serves as the Chief Financial Officer of Wixpress Ltd., an internet company that offers web technology that enables online users to create HTML5 websites regardless of technical skill or previous knowledge, since May 2011. Previously, from 2007 to 2011, Ms. Benjamini has served as the Chief Financial Officer of CopperGate Communications Ltd., a leading fabless semiconductor company in home entertainment networking, that was acquired by Sigma Designs Inc. (NASDAQ:SIGM) in November 2009. Prior to her position with CopperGate Communications Ltd., Ms. Benjamini served as the Chief Financial Officer of Compugen Ltd. (NASDAQ: CGEN) from 2000 to 2007. Prior to her position with Compugen Ltd., from 1998 to 2000, Ms. Benjamini served as the Chief Financial Officer of Phone-Or Ltd. Between 1993 and 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (formerly NASDAQ: ALDN).  Ms. Benjamini serves as an outside director of BiolineRX Ltd., a member of its compensation committee, and as a chairman of its audit committee. Ms. Benjamini holds a B.A. in Economics and Business and an M.B.A. in Finance, both from Bar Ilan University, Israel.

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

Yigal Jacoby co-founded our company in 1996 and served as our CEO until 2006 and as a Chairman of our board of directors until 2008. Prior to co-founding Allot, Mr. Jacoby founded Armon Networking, a manufacturer of network management solutions in 1992, and managed it until it was acquired by Bay Networks, where he served as the General Manager of its Network Management Division.  From 1985 to 1992, Mr. Jacoby held various engineering and marketing management positions at Tekelec, a manufacturer of Telecommunication monitoring and diagnostic equipment. Currently, Mr. Jacoby is an active investor and director of several Israeli start-up companies, including Chairman at LiveU Ltd., a provider of live cellular video transmission solutions and Chairman at Appforma Ltd., a provider of SMB marketing platforms. Mr. Jacoby has a B.A., cum laude, in Computer Science from Technion — Israel Institute of Technology and an M.Sc. in Computer Science from University of Southern California.

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

Marc Zionts joined our company in 2012, following our acquisition of Ortiva Wireless Inc. and serves as our Vice President — Strategic Mobile Service Providers. Mr. Zionts has been a telecom executive and entrepreneur for almost three decades and has focused on developing emerging technology in high growth markets. From 2008 to 2012, Mr. Zionts served as the chief executive officer of Ortiva Wireless Inc., which we acquired in May 2012. Ortiva focused on the emerging video optimization market.  Prior to Ortiva, Mr. Zionts was the chief executive officer of FastMobile (sold to RIM) from April 2007 until November 2007, chief executive officer of Cantata Technology (sold to Dialogic) from 2001 to 2007, chief executive officer of Westell Technologies (Nasdaq: WSTL) from 1999 to 2001, and founder and EVP of Communicate Direct, Inc. (sold to Softnet) from 1987 to 1998.  Mr. Zionts is also an outside director in Pivot3, a private company based in Austin, Texas. Pivot3 is a pioneer in unified storage and purpose-built compute appliances. Mr. Zionts began his career with GTE and Fujitsu/GTE Business Systems, serving in various sales and marketing capacities. Mr. Zionts has a B.A. in Industrial Design and an M.B.A. from Georgia Institute of Technology.

Gary Drutin joined our company in 2012 and serves as our Vice President — International Sales. Mr. Drutin oversees the international development, implementation and management of direct and channel sales in EMEA and Asia-Pacific markets. Before joining Allot, Mr. Drutin served as the business development director of the microWave LOB at Broadcom (after the Provigent acquisition) from 2011 to 2012. Prior to the acquisition he was Senior VP worldwide Sales at Provigent from 2010 to 2011. From 2004 to 2010 he was VP Global Sales at AudioCodes Ltd.  From 1997 to 2004, he served as Country Manager and General Manager for Cisco Israel, Cyprus and Malta. From 1990 to 1997, he served in sales management roles at Digital Equipment Corporation Israel. Mr. Drutin holds an M.B.A from Tel-Aviv University in Information Systems and Marketing and a B.Sc. degree in Computer Engineering from the Technion — Israel Institute of Technology.

Itamar Rosen joined our company in 2012 and has served as our Vice President — Legal Affairs, General Counsel and Company Secretary. Prior to joining Allot, Mr. Rosen served as Vice President Legal Affairs and General Counsel of AudioCodes Ltd. between 2000 and 2012, and in various positions at four different major law firms in England and Israel prior to that.  Mr. Rosen is a qualified arbitrator and admitted to practice as a lawyer in New York, England and Wales and Israel. Mr. Rosen received a LL.B (Hons.) degree from University of Essex in 1989 (England), an M.B.A from the Open Business School in 1995 (England) and a LL.M, magna cum laude from Tel-Aviv University as part of an executive program in collaboration with University of California Berkeley in 2005.

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

Andrei Elefant joined our company in 2000 and has served as our Vice President — Product Management since 2007. Mr. Elefant assumed responsibility over our marketing activities in 2008. Mr. Elefant is responsible for product management, product marketing and strategic project management. Prior to joining us, Mr. Elefant served as officer in the Israeli air force. Mr. Elefant holds a B.Sc. in Mechanical Engineering from the Technion — Israel Institute of Technology and an M.B.A. from Tel-Aviv University.

Jay Klein joined our company in 2006 and has served as our Vice President — Chief Technology Officer since 2007. Mr. Klein is responsible for driving our technology strategy, expanding our core algorithmic competence and driving intellectual property development, industry standards involvement and academic cooperation. Prior to joining us, between 2004 and 2006, Mr. Klein served as VP at DSPG (VoIP and multimedia silicon solutions) where he was responsible for strategic technology acquisitions. Between 1997 and 2003, Mr. Klein was Co-Founder and CTO of Ensemble Communications, a wireless access systems manufacturer and was one of the founders and creators of WiMAX and IEEE 802.16. Prior to that, between 1993 and 1997, he served as CTO and VP of R&D at CPT Systems, a cellular systems manufacturer, which was acquired by DSP Communications and later by Intel. Mr. Klein holds a B.Sc. in Electrical and Electronic Engineering from Tel-Aviv University.

Lior Moyal has served as Vice President Business Development since 2009. Mr. Moyal is responsible for driving the company’s global business development strategy including developing partnerships with global system integrators, creating alliances with value added network and subscriber services partners, and recruiting and managing worldwide OEM partners. Prior to joining us, from 2008 to 2009, Mr. Moyal was VP of Business Development of AudioCodes (NASDAQ: AUDC). Previously, from 2005 to 2007, Mr. Moyal was AudioCodes’ VP of Marketing. Before that, from 2004 to 2005, Mr. Moyal was VP of Business Development at BridgeWave Communications. Prior to that, Mr. Moyal held variety of management positions in Orckit (NASDAQ: ORCT), including VP of Product Management and VP of Business Development.  Mr. Moyal holds a B.Sc. in Physics from the Hebrew University of Jerusalem and an M.B.A. from Tel Aviv University.

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

Vin Costello has served as our Vice President and General Manager — The Americas since 2006. Mr. Costello began his career with NYNEX and rapidly rose through the ranks achieving the title of Vice President, Business Network Solutions and Vice President Global Sales. Mr. Costello founded and headed NYNEX Network Integration and upon the merger with Bell Atlantic, was named President and CEO of Bell Atlantic Network Integration.  Mr. Costello departed Verizon for an optical networking start-up where he served as VP of Sales and assisted Corvis Corporation, in their successful initial public offering.  Mr. Costello was subsequently named VP and General Manager of the Managed Storage Division after Corvis purchased Broadwing and reinvented itself as a service provider. Mr. Costello holds a B.Sc. in Computer Applications and Information Systems as well as Business Management (double major) from New York University and earned an M.Sc. in Telecommunications and Computing Management from Polytechnic University.

B.            Compensation of Officers and Directors

The aggregate compensation paid to or accrued on behalf of our directors and executive officers as a group during 2012 consisted of approximately $3.2 million in salary, fees, bonus, commissions and directors’ fees and approximately $0.4 in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers, expenses, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

In 2012, we paid the chairman of the board of directors, Mr. Shraga Katz, an annual fee of NIS 270,000 (approximately $70,000). Mr. Katz is also entitled to customary benefits for a senior executive officer at an Israeli company. In the first three quarters of 2012, we paid each of our directors, Itzhak Danziger and Yigal Jacoby, an annual fee of NIS 45,000 (approximately $12,000) and a per meeting attendance fee of NIS 3,750 (approximately $1,000), linked to the Israeli consumer price index. During such time, we paid each of our outside directors, Nurit Benjamini and Steven Levy, fees as permitted by the Israeli Companies Law (the “Companies Law”). In the fourth quarter of 2012, we paid each of our directors (except for Shraga Katz and Rami Hadar) a per meeting attendance fee of NIS 3,750 (approximately $1000) for any meeting he or she attended in person, NIS 2,250 (approximately $600) for any meeting he or she attended by conference call or similar means, and NIS 1,875 (approximately $500) for any written resolution of the Board executed by such director. Our directors are also typically granted upon election an agreed amount of options and upon reelection options to purchase 30,000 of our ordinary shares, which vest on a quarterly basis over a period of three years.

In 2012, we paid our President and Chief Executive Officer, Mr. Rami Hadar, an annual salary of NIS 860,000 (approximately $223,000) and a bonus of NIS 187,500 (approximately $49,000) in connection with his performance in 2011.  In 2012, Mr. Hadar was granted options to purchase 100,000 Ordinary Shares, which vest on a quarterly basis over a period of four years, such that 1/16 of the options vest and become exercisable at the end of each three-month period from the date of their grant. Options to purchase 60,000 of the Ordinary Shares have an exercise price equal to the closing sale price of the our Ordinary Shares as quoted on NASDAQ on the date of their grant, and options to purchase 40,000 Ordinary Shares have an exercise price equal to NIS 0.10 per share (par value). Mr. Hadar is also entitled to customary benefits for a senior executive officer at an Israeli company.

During 2012, our officers and directors received, in the aggregate, options to purchase 536,860 ordinary shares under our equity based compensation plan. These options have a weighted average exercise price of approximately $14.75 and the options will expire ten years after the date the options were granted.

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

Under our articles of association, our directors (other than the outside directors, whose appointment is required under the Companies Law; see “—Outside Directors”) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the outside directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of that class of directors is for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire.

Shraga Katz, who is a Class I director and our Chairman of the board of directors, will hold office until our annual meeting of shareholders to be held in 2013. Our Class II director, Itzhak Danziger, will hold office until our annual meeting of shareholders to be held in 2014. Our Class III directors, Yigal Jacoby and Rami Hadar, will hold office until our annual meeting of shareholders to be held in 2015. The directors (other than the outside directors) are elected by a vote of the holders of a majority of the voting power present and voting at the meeting. Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor is elected and qualified, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she resigns or is removed from office.

Under the Companies Law, a director (including an outside director) must declare in writing that he or she has the required skills and the ability to dedicate the time required to serve as a director in addition to other statutory requirements. A director who ceases to meet the statutory requirements for his or her appointment must immediately notify us of the same and his or her office will become vacated upon such notice.

Under our articles of association the approval of a special majority of the holders of at least 75% of the voting rights present and voting at a general meeting is generally required to remove any of our directors (other than the outside directors) from office. The holders of a majority of the voting power present and voting at a meeting may elect directors in their stead or fill any vacancy, however created, in our board of directors. In addition, vacancies on our board of directors, other than a vacancy in the office of an outside director, may be filled by a vote of a simple majority of the directors then in office. A director so chosen or appointed will hold office until the next annual general meeting of our shareholders, unless earlier removed by the vote of a majority of the directors then in office prior to such annual meeting. See “—Outside Directors” for a description of the procedure for election of outside directors.

Outside Directors

                Qualifications of Outside Directors

The Companies Law requires companies incorporated under the laws of the State of Israel with shares listed on a stock exchange, including the NASDAQ Global Market, to appoint at least two outside directors. Our outside directors are Ms. Benjamini and Mr. Levy.

Outside directors are required to meet standards of independence and qualifications set forth in the Companies Law and related regulations. Among other independence qualifications, a person may not serve as an outside director if he is a relative of a controlling shareholder of a company, or if he or his affiliate (as defined in the Companies Law) has an employment, business or professional relationship or other affiliation (as defined in the Companies Law) with us.

In addition, the Companies Law requires every outside director appointed to the board of directors of an Israeli company to qualify as a “financial and accounting expert” or as “professionally competent,” as such terms are defined in the applicable regulations under the Companies Law, and at least one outside director must qualify as a “financial and accounting expert.” If at least one of our directors meets the independence requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the standards of the NASDAQ Stock Market rules for membership on the audit committee and also has financial and accounting expertise as defined in the Companies Law, then the other outside directors are only required to meet the professional qualifications requirement. Under applicable regulations, a director with financial and accounting expertise is a director who, through his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented.

                Election of Outside Directors

Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•
the majority of shares voted at the meeting, including at least a majority of the shares of non-controlling shareholder(s) and shareholders who do not have a personal interest in the election of the outside director (other than a personal interest that does not result from the shareholder's relationship with a controlling shareholder), voted at the meeting, excluding abstentions, vote in favor of the election of the outside director; or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the election of the outside director (excluding a personal interest that does not result from the shareholder's relationship with a controlling shareholder) voted against the election of the outside director does not exceed two percent of the aggregate voting rights in the company.

The initial term of an outside director is three years, and he or she may be reelected to up to two additional terms of three years each at a shareholders’ meeting, subject to the voting threshold set forth above. Thereafter, an outside director may be reelected for additional periods of up to three years each, only if the company's audit committee and board of directors confirm that, in light of the outside director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company. Outside directors may be removed by the same voting threshold as is required for their election, or by a court, and only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. The tenure of outside directors, like all directors, may also be terminated by a court under limited circumstances. If the vacancy of an outside director position causes the company to have fewer than two outside directors, a company’s board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint a new outside director. Each committee of a company’s board of directors which is authorized to exercise the board of directors’ authorities is required to include at least one outside director, except for the audit committee and the compensation committee, which are required to include all outside directors.

An outside director is entitled to compensation and reimbursement of expenses as provided in regulations promulgated under the Companies Law, and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an outside director, other than indemnification, exculpation and insurance as permitted pursuant to the Companies Law.

NASDAQ Requirements

Under the NASDAQ Stock Market rules, a majority of directors must meet the independence requirements specified in those rules. Our board of directors has determined that our directors Ms. Nurit Benjamini and Mr. Steven Levy meet the independence standards contained in the NASDAQ Stock Market rules, and we do not believe that any of these directors have a relationship that would preclude a finding of independence and, in reaching its determination, our board of directors determined that the other relationships that these directors have with us do not impair their independence. As stated above under  “– Corporate Governance Practices,” as a foreign private issuer we are permitted under NASDAQ Marketplace Rule 5615(a)(3) to follow Israeli corporate governance practices instead of the NASDAQ Stock Market requirements, provided we disclose which requirements we are not following and the equivalent Israeli requirement. We must also provide NASDAQ with a letter from outside counsel in our home country, Israel, certifying that our corporate governance practices are not prohibited by Israeli law. We rely on this “foreign private issuer exemption” with respect to the requirement that a majority of our board consist of independent directors as required by NASDAQ Rule 5605(b). See “ITEM 16G.  Corporate Governance” for additional information.

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

The Companies Law requires the majority of the audit committee members to be independent directors (as defined in the Companies Law), and the chairman of the audit committee is required to be an outside director. Any person disqualified from serving as a member of the audit committee may not be present at the audit committee meetings, unless the chairperson of the audit committee has determined that this person is required to be present for a particular matter. The Companies Law provides for certain other exclusions to this provision.

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

                Approval of Transactions with Related Parties

The approval of the audit committee is required to effect specified actions and transactions with office holders and controlling shareholders. The term “office holder” means a general manager, chief business manager, deputy general manager, vice general manager, or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title, as well as any director or manager directly subordinate to the general manager. The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, the term also includes any shareholder that holds 25% or more of the voting rights of the company, if the company has no shareholder that owns more than 50% of its voting rights. For purposes of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders. The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless all the requirements of the Companies Law regarding the structure of the committee and the persons entitled to be present at meetings are met at the time of approval.

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

Additionally, under the Companies Law, the audit committee is responsible for: (a) identifying deficiencies in the management of a company’s business and making recommendations to the board of directors as to how to correct them; (b) reviewing and deciding whether to approve certain related party transactions and certain transactions involving conflicts of interest; (c) deciding whether certain actions involving conflicts of interest are material actions and whether certain related party transactions are extraordinary transactions; (d) reviewing the internal auditor’s work program; (e) examining the company’s internal control structure and processes, the performance of the internal auditor and whether the internal auditor has the tools and resources required to perform his or her duties; and (f) examining the independent auditor’s scope of work as well as the independent auditor’s fees, and providing the corporate body responsible for determining the independent auditor’s fees with its recommendations. In addition the audit committee is also be responsible for implementing procedures concerning employee complaints on improprieties in the administration of the company’s business and the protection to be provided to such employees. Furthermore, in accordance with regulations promulgated under the Companies Law, the audit committee discusses the draft financial statements and presents to the board its recommendations with respect to the draft financial statements. The audit committee charter states that in fulfilling this role the committee is entitled to rely on interviews and consultations with our management, our internal auditor and our independent auditor, and is not obligated to conduct any independent investigation or verification.

Our audit committee consists of Ms. Nurit Benjamini, Mr. Steven Levy and Mr. Itzhak Danziger. The financial expert on the audit committee pursuant to the definition of the SEC is Ms. Benjamini, who is also the chairperson of the committee.

During 2011, our board determined that Mr. Danziger qualified to serve under the NASDAQ Rule 5605(c)(2)(B) exception, which under exceptional and limited circumstances, permits one director who is not independent as defined in the NASDAQ rules to serve for up to two years on the audit committee, but not as the chairperson.  Mr. Danziger is therefore eligible to serve as a non-independent director on the audit committee until November 2013. Mr. Danziger was a board observer before becoming a director and, in order to grant Mr. Danziger options with certain related tax benefits under Israeli law, Mr. Danziger was considered an employee of the company during that period. Mr. Danziger’s sole role at that time was to serve as an observer to the board pending his election to the board. Accordingly, the board does not believe that relationship should prevent Mr. Danziger from serving on the board of the company pursuant to the exception provided under NASDAQ rules. As a result of Mr. Danziger’s non-independence under NASDAQ rules, our board of directors no longer consists of a majority of independent directors.  See “ITEM 16G. Corporate Governance Requirements” for a discussion regarding our compliance with the NASDAQ’s majority independence requirements.

Compensation and Nominating Committee

We have established a compensation and nominating committee consisting of Ms. Nurit Benjamini, Mr. Steven Levy and Mr. Itzhak Danziger. The chairperson is Mr. Levy. This committee oversees matters related to our corporate governance practices. Our board of directors has adopted a compensation and nominating committee charter setting forth the responsibilities of the committee consistent with the NASDAQ Stock Market rules, which include:

•	approving, and recommending to the board of directors and the shareholders for their approval, the compensation of our Chief Executive Officer and other executive officers;

•	granting options to our employees and the employees of our subsidiaries;

•	recommending candidates for nomination as members of our board of directors; and

•	developing and recommending to the board corporate governance guidelines and a code of business ethics and conduct in accordance with applicable laws.

Under a recent amendment to the Companies Law, the compensation committee of a public company must consist of at least three directors who satisfy certain independence qualifications, and the chairman of the compensation committee is required to be an outside director. Under the Companies Law, the role of the compensation committee is to recommend to the board of directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria, to review modifications to the compensation policy from time to time, to review its implementation and to approve the actual compensation terms of office holders prior to approval by the board of directors.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. The internal auditor may be an employee of the company but not an interested party (as defined in the Companies Law), an office holder of the company, or a relative of an interested party or an office holder, among other restrictions. The firm of Deloitte Brightman Almagor Zohar is the internal auditor of the Company.

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

In accordance with Israeli law, our articles of association allow us to indemnify an office holder in respect of certain liabilities either in advance of an event or following an event. Under Israeli law, an undertaking provided in advance by an Israeli company to indemnify an office holder with respect to a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court must be limited to events which in the opinion of the board of directors can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking must detail the above mentioned events and amount or criteria. Our articles of association allow us to undertake in advance to indemnify an office holder for, among other costs, reasonable litigation expenses, including attorneys’ fees, and certain financial liabilities and obligations, subject to certain restrictions pursuant to the Companies Law.

In accordance with Israeli law, our articles of association allow us to insure an office holder against certain liabilities incurred for acts performed as an office holder, including certain breaches of duty of loyalty to the company, a breach of duty of care to the company or to another person and certain financial liabilities and obligations imposed on the office holder.

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

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our compensation committee and our board of directors and, in respect of our directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder, by our shareholders, provided that changes to existing arrangements may be approved by the audit committee if it approves that such changes are immaterial.

As of the date of this annual report, there are no claims for directors’ and officers’ liability insurance have been filed under our policies and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

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

D.            Employees

As of December 31, 2012, we had 442 employees of whom 305 were based in Israel, 71 in the United States and the remainder in Europe, Asia and Oceania. The breakdown of our employees by department is as follows:

	December 31,
Department	2010	2011	2012
Manufacturing and operations	16	19	18
Research and development	95	117	178
Sales, marketing, service and support	123	153	199
Management and administration	30	35	47
Total	264	324	442

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

E.            Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 8, 2013 by each of our directors and executive officers.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class
Directors
Itzhak Danziger	*	*
Nurit Benjamini	*	*
Rami Hadar	*	*
Shraga Katz	*	*
Steven D. Levy	*	*
Yigal Jacoby	*	*
Executive Officers
Amir Hochbaum	*	*
Anat Shenig	*	*
Andrei Elefant	*	*
Gary Drutin	*	*
Itamar Rosen	*	*
Jay Klein	*	*
Lior Moyal	*	*
Marc Zionts	*	*
Nachum Falek	*	*
Pini Gvili	*	*
Ramy Moriah	*	*
Vin Costello	*	*
All directors and executive officers as a group	538,386	2.34%
 __________________________
*	Less than one percent of the outstanding ordinary shares.

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 8, 2013 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 32,566,697 ordinary shares outstanding as of March 8, 2013.

Our directors and executive officers hold, in the aggregate, outstanding options exercisable for 1,217,098 ordinary shares, as of March 8, 2013. These options have a weighted average exercise price of $10.30 per share and have expiration dates until 2023.

Share Option Plans

We have adopted four share option plans and, as of March 8, 2013, we had 3,642,597 ordinary shares reserved for issuance under these plans. Under our share option plans, as of March 8, 2013 options to purchase 3,032,515 ordinary shares at a weighted average exercise price of $11.15 per share were outstanding of which options to purchase 982,619 ordinary shares were vested and exercisable.

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

The number of ordinary shares that we may issue under the 2006 plan will increase on the first day of each fiscal year during the term of the 2006 plan, in each case in an amount equal to the lesser of (i) 1,000,000 shares, (ii) 3.5% of our outstanding ordinary shares on the last day of the immediately preceding year, or (iii) an amount determined by our board of directors. The number of shares subject to the 2006 plan is also subject to adjustment if particular capital changes affect our share capital. Ordinary shares subject to outstanding awards under the 2006 plan or our 2003 plan or 1997 plans that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2006 plan. As of March 8, 2013, options or other awards to purchase 2,982,212 ordinary shares were outstanding under the 2006 plan and 610,082 remained available for future options or other awards.

Israeli participants in the 2006 plan may be granted options and/or restricted stock units subject to Section 102 of the Israeli Income Tax Ordinance. Section 102 of the Israeli Income Tax Ordinance, allows employees, directors and officers, who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employees service providers and controlling shareholders may only be granted options under another section of the Tax Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. The most favorable tax treatment for the grantees is under Section 102(b)(2) of the Tax Ordinance, the issuance to a trustee under the “capital gain track.” However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or shares. Any stock options granted under the 2006 plan to participants in the United States will be either “incentive stock options,” which may be eligible for special tax treatment under the U.S. Internal Revenue Code of 1986, or options other than incentive stock options (referred to as “nonqualified stock options”), as determined by our compensation and nominating committee and stated in the option agreement.

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

Allot Communications Ltd. Key Employee Share Incentive Plan (2003)

Our 2003 share option plan provides for the grant of options to our and our affiliates’ employees, directors, officers, consultants, advisers and service providers. As of March 8, 2013, there were outstanding options to purchase 50,303 ordinary shares under the plan, all of which were vested and exercisable. We no longer grant options under this plan, and ordinary shares underlying any option granted under this plan that terminates without exercise become available for future issuance under our 2006 plan.

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

The plans are administered by our compensation and nominating committee.

We no longer grant options under the 2003 plan, and ordinary shares underlying any options granted under the 2009 plan that terminated without exercise became available for issuance under our 2006 plan.

ITEM 7: Major Shareholders and Related Party Transactions

A.            Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 8, 2013, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
FMR LLC(2)	3,250,691	10.0%
Zohar Zisapel(3)	2,842,378	8.7%
Alydar Group(4)	1,708,860	5.3%
Turner Investments, LP(5)	1,611,239	5.0%
______________
(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 8, 2013 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 32,566,697 ordinary shares outstanding as of March 8, 2013.

(2)
Based on a Schedule 13G/A filed on February 14, 2013. Consists of 2,920,191 shares beneficially owned by Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC; 11,900 shares beneficially owned by Pyramis Global Advisors, LLC, an indirect wholly-owned subsidiary of FMR LLC; and 318,600 shares beneficially owned by Edward C. Johnson 3d, chairman of FMR LLC. The address of the FMR entities is 82 Devonshire St., Boston MA 02109.

(3)
Based on a Schedule 13G/A filed on January 13, 2011. Consists of 2,777,487 shares are held by Zohar Zisapel and 64,891 shares are held by Lomsha Ltd., an Israeli company controlled by Zohar Zisapel. The address of Mr. Zisapel and Lomsha Ltd. is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

(4)
Based on a Schedule 13G/A filed on February 14, 2013. Consists of 620,025 shares held by Alydar Capital, LLC and 1,708,860 shares held by Alydar Partners, LLC. The address of the Alydar entities is 222 Berkeley Street, 17th Floor, Boston Massachusetts 02116.

(5)	Based on a Schedule 13G filed on February 1, 2013. The address of Turner Investments is 1205 Westlakes Drive, Suite 100, Berwyn PA 19312.

Significant Changes in the Ownership of Major Shareholders

As of February 14, 2013, FMR LLC was the beneficial owner of 3,250,691, or 10.0%, of our ordinary shares.

As of February 14, 2013, Alydar Group was the beneficial owner of 1,708,860, or 5.3%, of our ordinary shares.

As of February 14, 2013, Zohar Zisapel was the beneficial owners of 2,842,378, or 8.7%, of our ordinary shares. As of June 1, 2011, Zohar Zisapel was the beneficial owner of 2,842,378, or 11.7%, of our ordinary shares. As of April 1, 2010 Zohar Zisapel was the beneficial owner of 2,292,319, or 10.2%, of our ordinary shares.

As of February 1, 2013, Turner Investments was the beneficial owner of 1,661,239, or 5.0%, of our ordinary shares.

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

As of December 31, 2012, Brookside Capital Partners Fund, L.P. was no longer a major shareholder. As of December 31, 2011 Brookside Capital Partners Fund, L.P. was the beneficial owner of 3,081,549, or 9.7%, of our ordinary shares. As of December 31, 2010, Brookside Capital Partners Fund, L.P. was the beneficial owner of 3,426,638, or 14.2%, of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 1, 2013, there were 18 record holders of ordinary shares, of which 9 consisted of United States record holders holding approximately 99.40% of our outstanding ordinary shares. The United States record holders included Cede & Co., the nominee of the Depositary Trust Company.

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

Engagement of Officers. We have entered into employment or consulting agreements with each of our officers, who work for us as employees or as consultants. These agreements all contain provisions standard for a company in our industry regarding noncompetition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete in Israel may be limited. In connection with the engagement of our officers, we have granted them options pursuant to our 2006 Incentive Compensation Plan.

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

Agreement with Galil Software

Our director, Itzhak Danziger, is Chairman of the board of directors of Galil Software Ltd.  We have engaged Galil Software since 2010 to provide us with certain quality assurance services in the ordinary course of our business.   We paid Galil Software approximately $275,000 in 2011, approximately $305,000 in 2012 and approximately $80,000 in 2013 through March 8, 2013.

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8: Financial Information

A.            Consolidated Financial Statements and Other Financial Information.

Consolidated Financial Statements

For our audited consolidated financial statements for the year ended December 31, 2012, please see pages F-2 to F-45 of this report.

Export Sales

See “ITEM 5: Operating and Financial Review and Prospects” under the caption “Geographic Breakdown of Revenues” for certain details of export sales for the last three fiscal years.

Legal Proceedings

On May 1, 2007, a securities class action complaint, Brickman Investment Inc. v. Allot Communications Ltd. et al., was filed in the United States District Court for the Southern District of New York.  At least three substantially similar complaints were filed in the same court after the original action was filed. We and certain of our directors and officers are named as defendants. The securities class action complaints allege that the defendants violated Sections 11 and 15 of the Securities Act of 1933 by making false and misleading statements and omissions in our registration statement for our initial public offering in November 2006. The claims are purportedly brought on behalf of persons who purchased our stock pursuant to and/or traceable to the initial public offering on or about November 15, 2006 through April 2, 2007. The plaintiffs seek unspecified compensatory damages against the defendants, as well as attorney’s fees and costs. Motions for consolidation and for appointment of lead plaintiff were filed on July 2, 2007 and were decided on March 27, 2011, with an order granting consolidation and appointing co-lead plaintiffs. The Consolidated Amended Compliant was served on June 9, 2011. The defendants moved to dismiss the Consolidated Amended Compliant on August 8, 2011.  While the defendants’ motion to dismiss was still pending, the parties reached on March 31, 2012 an agreement in principle to settle this litigation. Pursuant to the terms of the agreement, the Company will pay to the plaintiffs, for the benefit of the class members, $1.3 million in cash, which amount is to be funded by our insurance carrier. The Court held the final approval hearing on April 29, 2012. At the hearing, the Court granted final approval of the settlement. Under the terms of the Stipulation of Settlement, the agreement’s Effective Date was May 31, 2012. The Company has recorded a liability in its financial statements for the proposed amount of the settlement. In addition, because the insurance carrier has agreed to pay the entire settlement amount and recovery from the insurance carrier is probable, a receivable has also been recorded for the same amount. Accordingly, there is no impact to the Company’s statements of operations or cash flows because the amounts of the settlement and the insurance recovery fully offset each other.

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

Stock Price History

The following table sets forth the high and low sales prices for our ordinary shares as reported by the NASDAQ Global Market, in U.S. dollars, and as reported by the Tel Aviv Stock Exchange (since December 2010), in NIS, for each of the last five years:

	NASDAQ Global Market		Tel Aviv Stock Exchange
Year	High	Low	High		Low
2009	$4.25	$1.42	NIS	—	NIS	—
2010	11.64	4.00		42.57		37.20
2011	19.05	9.45		71.22		35.74
2012	28.03	15.55		111.60		58.56
2013 (through March 15, 2013)	14.42	13.05		52.55		48.00

	NASDAQ Global Market		Tel Aviv Stock Exchange
2011	High	Low	High		Low
First Quarter	$16.16	$10.84	NIS	58.50	NIS	38.49
Second Quarter	18.29	13.31		63.31		45.16
Third Quarter	19.05	9.75		65.28		35.74
Fourth Quarter	18.47	9.45		71.22		36.57

	NASDAQ Global Market		Tel Aviv Stock Exchange
2012	High	Low	High		Low
First Quarter	$23.25	$15.55	NIS	86.17	NIS	58.56
Second Quarter	28.03	21.87		110.00		83.07
Third Quarter	27.82	21.32		111.60		88.58
Fourth Quarter	25.50	17.12		99.72		63.60

	NASDAQ Global Market		Tel Aviv Stock Exchange
Most Recent Six Months	High	Low	High		Low
March 2013 (through March 15, 2013)	$14.42	$13.05	NIS	52.55	NIS	48.00
February 2013	15.23	13.73		55.40		50.59
January 2013	18.28	13.36		68.12		49.56
December 2012	21.82	17.12		84.18		63.60
November 2012	24.01	19.17		93.50		75.37
October 2012	25.50	22.78		99.72		85.89

Markets

Our ordinary shares have been quoted under the symbol “ALLT” on the NASDAQ Stock Market since November 16, 2006 and on the Tel Aviv Stock Exchange since December 21, 2010.

ITEM 10: Additional Information

A.            Share Capital

Not applicable.

B.            Memorandum and Articles of Association

Memorandum and Articles of Association

Incorporation

We are registered as a public company with the Israeli Registrar of Companies. Our registration number is 51-239477-6.

Objective

Our objectives under our memorandum of association are to engage in the business of computers, hardware and software, including without limitation research and development, marketing, consulting and the selling of knowledge, and any other activity which our board of directors shall determine.

Ordinary Shares

Our authorized share capital consists of 200,000,000 ordinary shares, par value NIS 0.10 per share. As of March 8, 2013, we had 32,566,697 ordinary shares outstanding. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the Ordinary Shares are as follows:

Voting

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meeting either in person, by proxy or by written ballot. Shareholder voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association our directors are elected by the holders of a simple majority of our ordinary shares at a general shareholder meeting. As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for outside directors. See “ITEM 6: Directors, Senior Management and Employees—Board Practices—Outside Directors.”

Dividend and Liquidation Rights

Under the Companies Law, shareholder approval is not required for the declaration of a dividend, unless the company’s articles of association provide otherwise. Our articles of association provide that our board of directors may declare and distribute a dividend to be paid to the holders of ordinary shares without shareholder approval in proportion to the paid up capital attributable to the shares that they hold. Dividends may be paid only out of profits legally available for distribution, as defined in the Companies Law, provided that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. If we do not have profits legally available for distribution, we may seek the approval of the court to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

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

Shareholder Meetings

We are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. Our board of directors may convene a special general meeting of our shareholders and is required to do so at the request of two directors or one quarter of the members of our board of directors or at the request of one or more holders of 5.0% or more of our share capital and 1.0% of our voting power or the holder or holders of 5.0% or more of our voting power. All shareholder meetings require prior notice of at least 21 days. The chairperson of our board of directors, or any other person appointed by the board of directors, presides over our general meetings. In the absence of the chairperson of the board of directors or such other person, one of the members of the board designated by a majority of the directors presides over the meeting. If no director is designated to preside as chairperson, then the shareholders present will choose one of the shareholders present to be chairperson. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting.

Quorum

The quorum required for a meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of our voting power. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of at least two shareholders present, in person, by proxy or by written ballot, who hold or represent between them at least 10% of our voting power, provided that if the meeting was initially called pursuant to a request by our shareholders, then the quorum required must include at least the number of shareholders entitled to call the meeting. See “— Shareholder Meetings.”

Resolutions

An ordinary resolution requires approval by the holders of a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution.

Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority. A resolution for the voluntary winding up of the company requires the approval by holders of 75.0% of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution. Under our articles of association (1) certain shareholders’ resolutions require the approval of a special majority of the holders of at least 75.0% of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution, and (2) certain shareholders’ resolutions require the approval of a special majority of the holders of at least two-thirds of the voting securities of the company then outstanding.

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

The duty of care of an office holder is based on the duty of care set forth in connection with the tort of negligence under the Israeli Torts Ordinance (New Version), 5728-1968.  This duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances.  The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain certain information pertaining to the proposed action before the board of directors.

The duty of loyalty incumbent on an office holder requires him or her to act in good faith and for the benefit of the company, and includes, among other things, the duty to avoid conflicts of interest with the company, to refrain from competing with the company, and to disclose to the company information disclosed to him or her as a result of being an office holder.

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

Disclosure of personal interests of an office holder and approval of acts and transactions

The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have relating to any existing or proposed transaction by the company (as well as certain information or documents).  Once an office holder has disclosed his or her personal interest in a transaction, the approval of the appropriate organ(s) in the company is required in order to effect the transaction.  However, a company may not approve a transaction or action that is not to the company’s benefit.

Disclosure of personal interests of a controlling shareholder and approval of transactions

Under the Companies Law, a controlling shareholder must also disclose any personal interest it may have in an existing or proposed transaction by the company. Transactions with controlling shareholders that are material, that are not in the ordinary course of business or that are not on market terms require approval by the audit committee, the board of directors and the shareholders of the company, and the Companies Law provides for certain quantitative requirements in respect of the voting of shareholders not having a personal interest in the applicable transaction.

Duties of shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power, to act in good faith and to act in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders. A shareholder also has a general duty to refrain from acting to the detriment of other shareholders.

In addition, any controlling shareholder or any shareholder having specific power with respect to a company (the power to appoint an office holder, or specific influence over a certain vote) is under a duty to act with fairness towards the company.  The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Approval of private placements

Under the Companies Law and the regulations promulgated thereunder, certain private placements of securities may require approval at a general meeting of the shareholders of a company. These include, for example, certain private placements completed in lieu of a special tender offer (See “Memorandum and Articles of Association—Acquisition under Israeli law”) or a private placement which qualifies as a related party transaction (See “Corporate governance practices—Fiduciary duties and approval of specified related party transactions under Israeli law”).

Acquisitions under Israeli Law

Full Tender Offer. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer for the purchase of all of the issued and outstanding shares of the company. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company, and more than half of the offerees who do not have a personal interest in the tender offer accept the tender offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. Notwithstanding the above, if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class, the offer will nonetheless be accepted. However, a shareholder that had its shares so transferred may, within six months from the date of acceptance of the tender offer, petition the court to determine that the tender offer was for less than fair value and that the fair value should be paid as determined by the court. The bidder may provide in its tender offer that any accepting shareholder may not petition the court for fair value, but such condition will not be valid unless all of the information required under the Companies Law was provided prior to the acceptance date. The description above regarding a full tender offer also applies, with certain limitations, when a full tender offer for the purchase of all of the company’s securities is accepted.

Special Tender Offer. The Companies Law provides, subject to certain exceptions, that an acquisition of shares of a public Israeli company must be made by means of a “special tender offer” if, as a result of the acquisition, the purchaser would become a holder of at least 25% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting rights in the company, and there is no other shareholder of the company who holds more than 45% of the voting rights in the company. The special tender offer may be consummated subject to certain majority requirements set forth in the Companies Law, and provided further that at least 5% of the voting rights attached to the company’s outstanding shares will be acquired by the party making the offer.

Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and a certain percentage of each party’s shareholders. Following the approval of the board of directors of each of the merging companies, the boards must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

Under the Companies Law, if the approval of a general meeting of the shareholders is required, merger transactions may be approved by the holders of a simple majority of our shares present, in person, by proxy or by written ballot, at a general meeting of the shareholders and voting on the transaction. In determining whether the required majority has approved the merger, if shares of the company are held by the other party to the merger, by any person holding at least 25% of the voting rights, or 25% of the means of appointing directors or the general manager of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or any person or entity acting on behalf of, related to or controlled by either of them, is sufficient to reject the merger transaction. In certain circumstances, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

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

Anti-Takeover Measures

Undesignated preferred shares.   The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred or additional rights with respect to voting, distributions or other matters and shares having preemptive rights. We do not have any authorized or issued shares other than ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of a simple majority of our shares represented and voted at a general meeting. In addition, we undertook towards the TASE that, as long as our shares are registered for trading with the TASE we will not issue or authorize shares of any class other than the class currently registered with the TASE, unless such issuance is in accordance with certain provisions of the Israeli Securities Law determining that a company registering its shares for trade on the TASE may not have more than one class of shares for a period of one year following registration with the TASE, and following such period the company is permitted to issue preferred shares if the preference of those shares is limited to a preference in the distribution of  dividends and the preferred shares have no voting rights.

Supermajority voting. Our articles of association require the approval of the holders of at least two-thirds of our combined voting power to effect certain amendments to our articles of association.

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

As of December 31, 2012, we believe that we are meeting the aforementioned conditions.

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

In 1998, the production facilities of the Company related to its computational technologies were granted the status of an “Approved Enterprise” under the Law. In 2004, an expansion program was granted the status of “Approved Enterprise.” According to the provisions of the Law, the Company has elected the alternative package of benefits and has waived Government grants in return for tax benefits.

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

We elected the years of 2006 and 2009 as “year of election” under the Investments Law after the 2005 Amendment.

We expect that a substantial portion of any taxable operating income that we may realize in the future will be derived from our approved enterprise status.

We currently intend to reinvest any income derived from our Approved Enterprise program and not to distribute such income as a dividend. As of December 31, 2012, we did not generate income under the provisions of the Investments Law.

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

Under the transition provisions of the new legislation, a company may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. We intend to implement the new legislation in 2015.

Tax benefits under the 2012 Amendment

A recent amendment to the Investment Law became effective on November 12, 2012 (the “2012 Amendment”). The 2012 Amendment provides temporary tax relief on the amount of tax payable on tax exempt earnings in order to encourage companies to pay the reduced taxes during the following 12 months. Pursuant to the 2012 Amendment, companies may elect by November 11, 2013 to pay a reduced corporate tax rate with respect to certain exempt income, accumulated through December 31, 2011. An election to release a greater amount of the total accumulated exempt earnings will result in a higher relief from the corporate income tax, reflecting a tax rate ranging from 6% to 17.5%.

The reduced corporate tax is payable within 30 days of making the election. Following the payment of the reduced corporate taxes, companies that elect to adopt the 2012 Amendment will be entitled to distribute dividends from such income, without being required to pay any further corporate taxes with respect to such dividends. The 2012 Amendment does not require an actual distribution of the retained earnings, nor does it provide any relief from the dividend withholding tax. Companies that have made this election must make certain qualified investments in Israel over a five-year period, commencing in 2013. Companies that have elected to apply the amendment cannot withdraw from the election.

The Investment Law treats certain payments made by a company from cash resources derived from tax exempt income, as a deemed dividend distribution event, triggering a corporate tax liability, at the regular Approved or Privileged income tax rates. Such payments include, but are not limited to, repurchase of shares and payments made to substantial shareholders as defined in the Law. The above amendment to the Law stipulate that investments in subsidiaries, including in the form of acquiring subsidiaries from unrelated party, may be also considered as a deemed dividend distribution event, thus increasing the risk of triggering a deemed dividend distribution event and therefore a potential tax exposure. The Israeli Tax Authority’s interpretation is that this provision applies retroactively to investments and acquisitions made prior to the 2012 Amendment.

Special Provisions Relating to Taxation Under Inflationary Conditions

Under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Israeli law”), results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index ("Israeli CPI"). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in the taxable year 2003, we have elected to measure our taxable income and file our tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. This election is for a three-year period. Accordingly, commencing in the taxable year 2003, results for tax purposes are measured in terms of earnings in the dollar. This election was extended in 2006.

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Generally, until the 2006 tax year, capital gains tax was imposed on individuals who are Israeli residents at a rate of 15% on real gains derived on or after January 1, 2003 from the sale of shares in Israeli companies publicly traded on NASDAQ or another recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel. This tax rate was contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain was generally taxed at a rate of 25%), and did not apply to: (i) the sale of shares to a relative (as defined in the Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustments Law (that were taxed at corporate tax rates for corporations and at marginal tax rates for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain is generally taxed at a rate of 25%. Additionally, if such shareholder is considered a “material shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in a company, the tax rate is 25%. Israeli companies are subject to the Corporate Tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

The tax basis of shares acquired prior to January 1, 2003 is determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel, the shareholders are not subject to the Adjustments Law, and the shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Pursuant to the Convention between the government of the United States and the government of Israel with respect to taxes on income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if (i) such U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

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

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, for United States federal income tax purposes, the gross amount of any distribution made to you, with respect to our ordinary shares before reduction of any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distribute pro rata to all our shareholders, will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (that is, gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you.

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

Sales Exchange or other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in our ordinary shares. Such gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is eligible for the preferential rate of taxation applicable to long-term capital gains if your holding period for such ordinary shares exceeds one year (that is, such gain is long-term capital gain). Gain or loss, if any, recognized by you generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations.

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

PFIC status is an annual determination that is based on tests which are factual in nature and our status for any year will depend on our income, assets and activities for such year.  Therefore there can be no assurance that we will not be considered a PFIC for any taxable year.  Although we did not use the market capitalization method to value our assets in 2009 as noted in our prior Form 20-Fs, we are relying on the market capitalization method to determine the fair market value of our assets for the taxable year ended December 31, 2012. Based on certain estimates of our gross income and gross assets, the nature of our business and the anticipated amount of goodwill (which is determined in large part by the market price of our stock), we believe that we were not a PFIC for our taxable year ended December 31, 2012. There can be no certainty, however, that the IRS will agree with our position.  If we were a PFIC, and you are a U.S. Holder, as further described below, you generally would be subject to ordinary income tax rates, imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “—Distributions”) with respect to any gain from the sale, exchange or other disposition of, and certain distributions with respect to, your ordinary shares. We are not providing any U.S. tax opinion to any U.S. Holder concerning our status as a PFIC for 2012, or any other tax year.  A U.S. Holder should consult his, her or its own tax advisor with respect to the potential application of the PFIC rules in his, her or its particular circumstances.

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

We may invest in stock of non-U.S. corporations that are PFICs. In such a case, provided that we are classified as a PFIC, a U.S. Holder would be treated as owning its pro rata share of the stock of the PFIC owned by us. Such a U.S. Holder would be subject to the rules generally applicable to shareholders of PFICs discussed above with respect to distributions received by us from such a PFIC and dispositions by us of the stock of such a PFIC (even though the U.S. Holder may not have received the proceeds of such distribution or disposition). Assuming we receive the necessary information from the PFIC in which we own stock, certain U.S. Holders may make the QEF election discussed above with respect to the stock of the PFIC owned by us, with the consequences discussed above. However, no assurance can be given that we will be able to provide U.S. Holders with such information.  A. U.S. Holder generally would not be able to make the mark-to-market election described above with respect to the stock of any PFIC owned by us.

If we were a PFIC, a holder of ordinary shares that is a U.S. Holder must file United States Internal Revenue Service Form 8621 for each tax year in which the U.S. Holder owns the ordinary shares.

You should consult your own tax advisor regarding our potential status as a PFIC and the tax consequences and filing requirements that would arise if we were treated as a PFIC.

Foreign Asset Reporting

Certain U.S. Holders who are individuals (and certain specified entities) are required to report information relating to an interest in ordinary shares, subject to certain exceptions (including an exception for securities held in certain accounts maintained by financial institutions).  U.S. Holders are encouraged to consult their own tax advisers regarding the effect of this reporting requirement on their ownership and disposition of ordinary shares.

3.8% Medicare Tax on “Net Investment Income”

Certain U.S. Holders who are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of ordinary shares.  U.S. Holders are encouraged to consult their own tax advisers regarding the effect of this additional tax on their ownership and disposition of ordinary shares.

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the shekel. In 2012, we derived our revenues primarily in U.S. dollars and a portion in Euros and other currencies. Although a substantial part of our expenses were denominated in U.S. dollars, a significant portion of our expenses were denominated in shekels and to a lesser extent in Euros and other currencies. Our shekel-denominated expenses consist principally of salaries and related personnel expenses. We monitor foreign currency exposure and, from time to time, may use various instruments to preserve the value of sales transactions and commitments; however, this cannot assure our protection against risks of currency fluctuations. For more information regarding foreign currency related risks, see “ITEM 3: Key Information—Risk Factors—Our international operations expose us to the risk of fluctuations in currency exchange rates.”

We use currency forward contracts together with currency options primarily to hedge payments in NIS. These transactions constitute a future cash flow hedge.  As of December 31, 2012, we had outstanding forward and option contracts in the amounts of $11.5 million and $1.7 million, respectively. These transactions were for a period of up to twelve months. As of December 31, 2012, the fair value of the above mentioned foreign currency derivative contracts was $(0.6) million.

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

From the effective date of the registration statement and until December 31, 2012, the net proceeds had been invested in cash equivalents, marketable securities, capital expenditure and other corporate purposes.  None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

We conducted a subsequent public offering of our ordinary shares on November 15, 2011 raising net proceeds of $85 million.

ITEM 15: Controls and Procedures

(a)           Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2012. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2012, our disclosures controls and procedures were effective at the reasonable assurance level.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2012.

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

ITEM 16C: Principal Accountant Fees and Services Fees paid to the Auditors

The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm.

	Year ended December, 31,
	2011	2012
	(in thousands of U.S. dollars)
Audit Fees(1)	$510	$285
Audit-Related Fees(2)	70	105
Tax Fees(3)	20	73
All Other Fees(4)	50	41
Total	$650	$504

(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit for 2011 and 2012, certain procedures regarding our quarterly financial results submitted on Form 6-K, the filing of our Form F-3, fees related to public offering, and consultation concerning financial accounting and reporting standards.

(2)
“Audit-Related fees” relate to assurance and associated services that are traditionally performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting, reporting standards and due diligence investigations.

(3)
“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, transfer pricing and tax advice on actual or contemplated transactions.

(4)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

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

•
We do not comply with the requirement that a majority of our board consist of independent directors as required by Rule 5605(b).  Israeli law requires that an Israeli company whose securities are listed for trading on a stock exchange outside of Israel have two members of its board of directors that are “external directors” (as defined under the Companies Law) with qualifications (including financial, accounting and professional capabilities as required by the Companies Law) and additional directors with financial, accounting and professional capabilities as determined by the board of directors.  The Companies Law also requires that at least three members be appointed to the audit committee, including all of the “external directors,” that a majority of the members of such committee should be “independent directors” (as defined under the Companies Law) and that certain persons (e.g., the chairperson or any controlling shareholders) not be appointed as members of such committee.  We submitted a letter from our outside counsel in connection with this item in December 2011.

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
Rami Hadar
Chief Executive Officer and President

Dated: March 21, 2013

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

4.2	Key Employees of Subsidiaries and Consultants Share Incentive Plan (1997) (1)
4.3	Key Employees Share Incentive Plan (1997) (1)
4.4	Key Employees Share Incentive Plan (2003) (1)
4.5	2006 Incentive Compensation Plan
4.6	Manufacturing Agreement, dated July 19, 2007, by and between Flextronics (Israel) Ltd. and the Registrant* (2)
4.7	Amendment No. 1, dated September 1, 2012, to the Manufacturing Agreement, dated July 19, 2007, by and between Flextronics (Israel) Ltd. and the Registrant*
8.1	List of Subsidiaries of the Registrant
11.1	Code of Ethics (3)
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications)
14.1	Consent of Kost Forer Gabbay & Kasierer
__________________________
(1)	Previously filed with the Securities and Exchange Commission on October 31, 2006 pursuant to a registration statement on Form F-1 (File No. 333-138313) and incorporated by reference herein.

(2)	Previously filled with the Securities and Exchange Commission on June 27, 2008 as Exhibit 4.11 to Form 20-F for the year ended December 31, 2007 and incorporated by reference herein.

(3)	Previously filled with the Securities and Exchange Commission on June 28, 2007 as Exhibit 4 to Form 20-F for the year ended December 31, 2006 and incorporated by reference herein.

(4)	This document was furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

*
Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Exchange Act.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ALLOT COMMUNICATIONS LTD.

We have audited the accompanying consolidated balance sheets of Allot Communications Ltd. ("the Company") as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 21, 2013 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel Aviv, Israel	KOST FORER GABBAY & KASIERER
March 21, 2013	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ALLOT COMMUNICATIONS LTD.

We have audited Allot Communications Ltd. ("the Company") and its subsidiaries internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012 and our report dated March 21, 2013 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel Aviv, Israel	KOST FORER GABBAY & KASIERER
March 21 , 2013	A Member of Ernst & Young Global

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2012	2011
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$50,026	$116,682
Restricted cash and deposits	146	1,138
Short-term bank deposits	78,042	24,000
Available-for-sale marketable securities	14,841	17,580
Trade receivables (net of allowance for doubtful accounts of $ 280 and $ 511 at December 31, 2012 and 2011 respectively)	20,236	11,926
Other receivables and prepaid expenses	6,815	5,950
Inventories	9,963	10,501

Total current assets	180,069	187,777

NON-CURRENT ASSETS:
Severance pay fund	213	178
Deferred taxes	1,525	210
Other assets	239	146

Total non-current assets	1,977	534

PROPERTY AND EQUIPMENT, NET	6,609	5,352

INTANGIBLE ASSETS, NET	12,322	244
GOODWILL	20,814	3,151

Total assets	$221,791	$197,058

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2012	2011
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$4,809	$2,684
Employees and payroll accruals	8,182	5,050
Deferred revenues	13,829	16,694
Liability related to settlement of OCS grants (See note 11a)	15,886	-
Other payables and accrued expenses	5,765	4,412

Total current liabilities	48,471	28,840

LONG-TERM LIABILITIES:
Deferred revenues	3,945	5,430
Accrued severance pay	254	219

Total long-term liabilities	4,199	5,649

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.1 par value - Authorized: 200,000,000 shares at December 31, 2012 and 2011; Issued and outstanding: 32,547,151 and 30,950,234 shares at December 31, 2012 and 2011, respectively	761	720
Additional paid-in capital	233,985	223,306
Accumulated other comprehensive income (loss)	1,760	(810)
Accumulated deficit	(67,385)	(60,647)

Total shareholders' equity	169,121	162,569

Total liabilities and shareholders' equity	$221,791	$197,058

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2012	2011	2010
Revenues:
Products	$77,127	$56,810	$40,852
Services	27,625	20,943	16,120
Total revenues	104,752	77,753	56,972

Cost of revenues:
Products	26,857	19,540	14,015
Services	4,180	2,635	1,970
Expenses related to settlement of OCS grants (See note 11a)	15,886	-	-
Total cost of revenues	46,923	22,175	15,985

Gross profit	57,829	55,578	40,987

Operating expenses:
Research and development (net of grant participations of $ 2,855, $ 3,674 and $ 2,774 for the years ended December 31, 2012, 2011 and 2010, respectively)	22,060	13,222	11,264
Sales and marketing	34,127	26,543	22,021
General and administrative	10,664	7,474	5,473

Total operating expenses	66,851	47,239	38,758

Operating income (loss)	(9,022)	8,339	2,229
Financial expenses (income), net	(1,358)	(415)	7,907

Income (loss) before income tax expenses (benefit)	(7,664)	8,754	(5,678)
Income tax expenses (benefit)	(926)	(55)	84

Net income (loss)	$(6,738)	$8,809	$(5,762)

Unrealized gain (loss) on available-for-sale marketable securities	15	68	(155)
Unrealized gain (loss) on foreign currency cash flow hedges transactions	2,555	(1,312)	(23)
Total comprehensive income (loss)	$(4,168)	$7,565	$(5,940)

Net earnings (loss) per share: Basic	$(0.21)	$0.35	$(0.25)
Diluted	$(0.21)	$0.33	$(0.25)

Weighted average number of shares used in per share computations of net earnings (loss):
Basic	31,959,921	25,047,771	22,831,014
Diluted	31,959,921	27,071,872	22,831,014

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares			Additional paid-in capital		Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity
	Outstanding shares	Amount

Balance at January 1, 2010	22,397,062	$492		$128,476		$(4,862)	$(63,694)	$60,412

Exercise of stock options	1,244,051	35		3,017		-	-	3,052
Cashless exercise of options	165,200	*	)	*	)	-	-	-
Compensation related to options granted to non-employees	-	-		115		-	-	115
Stock-based compensation	-	-		1,875		-	-	1,875
Other comprehensive loss	-	-		-		(178)	-	(178)
Realized loss on available-for-sale marketable securities	-	-		-		5,474	-	5,474
Net loss	-	-		-		-	(5,762)	(5,762)

Balance at December 31, 2010	23,806,313	$527		$133,483		$434	$(69,456)	$64,988

Issuance of shares capital related to secondary offering, net of issuance costs **)	6,325,000	169		84,753		-	-	84,922
Exercise of stock options	818,921	24		2,814		-	-	2,838
Stock-based compensation	-	-		2,256		-	-	2,256
Other comprehensive loss	-	-		-		(1,244)	-	(1,244)
Net income	-	-		-		-	8,809	8,809

Balance at December 31, 2011	30,950,234	$720		$223,306		$(810)	$(60,647)	$162,569

*)	Represents an amount lower than $ 1.
**)	$ 252 of issuance costs.

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity
	Outstanding shares	Amount

Exercise of stock options	1,596,917	41	5,862	-	-	5,903
Stock-based compensation	-	-	4,817	-	-	4,817
Total comprehensive loss:
Other comprehensive gain	-	-	-	2,570	-	2,570
Net loss	-	-	-	-	(6,738)	(6,738)

Balance at December 31, 2012	32,547,171	761	233,985	1,760	(67,385)	169,121

Accumulated other comprehensive income (loss):

	Year ended December 31,
	2012	2011	2010

Accumulated unrealized gain (loss) on available-for-sale marketable securities	$61	$45	$(23)
Accumulated unrealized gain (loss) on foreign currency cash flows hedges	1,699	(855)	457

Accumulated other comprehensive income (loss)	$1,760	$(810)	$434

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010
Cash flows from operating activities:

Net income (loss)	$(6,738)	$8,809	$(5,762)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,067	2,878	2,700
Stock-based compensation	4,817	2,256	1,990
Capital loss	20	7	70
Realized loss related to sale of available-for-sale marketable securities	-	-	7,712
Decrease in accrued severance pay, net	-	12	75
Decrease in other assets	6	98	41
Decrease (increase) in accrued interest and amortization of premium on marketable securities	212	151	(189)
Increase in trade receivables	(8,139)	(1,187)	(2,897)
Decrease (increase) in other receivables and prepaid expenses	1,159	(970)	(1,454)
Decrease (increase) in inventories, net	3,233	329	(5,784)
Decrease (increase) in deferred taxes	(931)	(227)	8
Increase (decrease) in trade payables	(1,287)	(2,456)	1,998
Increase (decrease) in employees and payroll accruals	2,392	(748)	1,868
Increase (decrease) in deferred revenues	(7,089)	7,423	7,188
Increase (decrease) in other payables and accrued expenses	84	(1,178)	(213)
Liability related to settlement of OCS grants (See Note 11a)	15,886	-	-

Net cash provided by operating activities	8,692	15,197	7,351

Cash flows from investing activities:

Decrease (increase) in restricted cash and deposits	913	(78)	-
Investments in short-term bank deposits	(54,042)	(24,000)	-
Redemption of short-term bank deposits	-	-	1,264
Purchase of property and equipment	(3,820)	(2,953)	(2,334)
Proceeds from sale of property and equipment	-	30	168
Investment in available-for sale marketable securities	(8,194)	(4,735)	(16,765)
Proceeds from redemption of available-for-sale marketable securities	750	803	13,652
Proceeds from maturity of available-for-sale marketable securities	9,986	1,800	-
Payments (and loan issued) for subsidiaries acquired, net of cash (see schedule A below)	(24,892)	-	-

Net cash used in investing activities	(79,299)	(29,133)	(4,015)

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010
Cash flows from financing activities:

Issuance of shares related to secondary offering, net	-	84,922	-
Proceeds from exercise of stock options	5,903	2,838	3,052
Repayment of bank loan	(1,952)	-	-

Net cash provided by financing activities	3,951	87,760	3,052

Increase (decrease) in cash and cash equivalents	(66,656)	73,824	6,388
Cash and cash equivalents at the beginning of the year	116,682	42,858	36,470

Cash and cash equivalents at the end of the year	$50,026	$116,682	$42,858

Supplementary cash flow information:

Cash paid (received) during the year for:

Taxes	$(48)	$100	$168

Schedule A - Acquisitions of subsidiaries (see also Note 1b):
Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
Working capital, net (excluding cash and cash equivalents)	$(4,501)	$-	$-
Equipment and other assets	597	-	-
Intangible assets	14,025
Goodwill	17,663	-	-
Deferred tax assets, net	409	-	-
Long-term liabilities	(1,952)	-	-

Total Consideration	$26,241	$-	$-
Non cash - Contingent Consideration (See also note 1b)	(1,349)	$-	$-
Payments (and loan issued) for subsidiaries acquired, net of cash	$24,892	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
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

The Company's Ordinary Shares are listed in the NASDAQ Global Select Market under the symbol "ALLT" from its initial public offering in November 2006. Since November, 2010, the Company's Ordinary Shares have been listed for trading in the Tel Aviv Stock Exchange as well.  In November 2011, the Company completed a secondary public offering for a total amount of approximately $85,000 at an average price per share of $13.47.

The Company holds eight wholly-owned subsidiaries (the Company together with said subsidiaries shall collectively be referred to as "Allot"): Allot Communications, Inc. in Woburn, Massachusetts, United-States ("the U.S. subsidiary"), which was incorporated in 1997 under the laws of the State of California, Allot Communication Europe SARL in Sophia, France ("the European subsidiary"), which was incorporated in 1998 under the laws of France, Allot Communications Japan K.K. in Tokyo, Japan ("the Japanese subsidiary"), which was incorporated in 2004 under the laws of Japan, Allot Communication (UK) Limited ("the UK subsidiary"), which was incorporated in 2006 under the laws of England and Wales, Allot Communications (Asia Pacific) Pte. Ltd. ("the Singaporean subsidiary"), which was incorporated in 2006 under the laws of Singapore, Allot Communications (New Zealand) Limited. ("the NZ subsidiary"), which was incorporated in 2007 under the laws of New Zealand, Ortiva Wireless Inc. ("Ortiva") in San Diego, California which was incorporated in 2004 under the laws of the state of Delaware and Oversi Networks Ltd. ("Oversi") in Petach Tikva, Israel, which was incorporated in 2004 under the laws of Israel.

As of December 31, 2012, Ortiva was merged into Allot Communications Inc and Oversi was merged into Allot Communications Ltd.

The U.S. subsidiary commenced operations in 1997. It is engaged in the sale, marketing and technical support and research and development services in the Americas of products manufactured and imported by the Company. The European, Japanese, UK and Singaporean subsidiaries are engaged in marketing and technical support services of the Company's products in Europe, Japan, UK and Asia Pacific, respectively. The NZ subsidiary commenced its operations in 2008 and is engaged in the research and development activities related to the Service Protector and technical support services for this product.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

b.	Acquisitions:

1.
On May 15, 2012 ("the Ortiva acquisition date"), the Company entered into a share purchase agreement (the "Ortiva SPA") with the shareholders of Ortiva Wireless Inc. ("Ortiva") a private, California-based company that develops video optimization solutions for mobile and internet networks. The Company paid $ 10,816 in cash as consideration for all the shares of Ortiva.

The acquisition was accounted for using the purchase method of accounting in accordance with ASC 805. Accordingly, the purchase price was allocated according to the estimated fair values of the assets acquired and liabilities assumed and the excess of the purchase price over the net tangible and identified intangible assets was assigned to goodwill. The fair value of intangible assets was determined by management with the assistance of a third party valuation.

The results of Ortiva's operations have been included in the Company’s consolidated financial statements since the Ortiva acquisition date. Revenues recognized from the Ortiva acquisition date to December 31, 2012 were $ 3,404.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Fair value

Current assets	$1,967
Equipment	459
Deferred revenues	(1,803)
Current and non-current liabilities	(3,949)
Deferred tax assets, net	409
Technology	3,899
Backlog	910
Goodwill	8,924

Net assets acquired	$10,816

Technology includes Ortiva’s internally developed proprietary technologies and platforms for video optimization. The technology is being amortized over the estimated useful life of 9.6 years using the straight line method.

Backlog from customer orders is amortized over the estimated useful life of 1.6 years.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

2.
On September 4, 2012, (the "Oversi acquisition date") the Company entered into a share purchase agreement (the "Oversi SPA") with the shareholders of Oversi Networks Ltd ("Oversi"), a private, Israeli-based company that develops and sells products and systems for caching Internet content.

The total consideration for the acquisition was $ 17,349, which consisted of $ 16,000 in cash and contingent consideration estimated at fair value of $ 1,349 at the Oversi acquisition date.

Pursuant to the Oversi SPA, the Company has a contingent liability to pay additional consideration if Oversi reaches a certain threshold of bookings for the year ended December 31, 2012. As of December 31, 2012, the fair value of the contingent consideration was determined to be $ 1,088, to be paid on April 15, 2013, and is presented in other payables and accrued expenses. The change in fair value of the contingent consideration was recorded in general and administrative expenses.

The acquisition of Oversi was accounted for using the purchase method of accounting in accordance with ASC 805. Accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed. The excess of the purchase price over the net tangible and identified intangible assets was assigned to goodwill. The fair value of the intangible assets and the contingent consideration was determined by management with the assistance of a third party valuation.

The results of Oversi's operations have been included in the Company consolidated financial statements since September 4, 2012. Revenues recognized from the Oversi acquisition date to December 31, 2012 were $ 1,954.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Fair value

Current assets	$4,182
Equipment and other assets	138
Deferred revenues	(936)
Other current liabilities	(2,038)
Bank loan	(1,952)
Technology	6,826
Backlog	1,491
Customer relationships	899
Goodwill	8,739

Net assets acquired	$17,349

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Technology includes rich-media caching and content delivery solutions for peer to peer, Internet video and other media applications. The technology is amortized over the estimated useful life of 6.3 years using the straight line method.

Backlog from customer orders is amortized over the estimated useful life of 1.4 years.

Customer relationships is derived from customer contracts and related customer relationships with existing customers. Customer relationships is amortized based on the accelerated method over the estimated useful life of 4.3 years.

Unaudited pro forma condensed results of operations:

The following represents the unaudited consolidated pro forma revenue and net loss for the years ended December 31, 2012 and 2011, to give effect to the acquisitions of Ortiva and Oversi as if they had occurred on January 1, 2011. The pro forma information is not necessarily indicative of the results of operations that would have been had the acquisition actually occurred on January 1, 2011, nor does it purport to represent the results of operations for future periods.

	Year ended December 31,
	2012	2011
	Unaudited

Revenues	$107,598		$87,177
Net loss	$(16,938)	$	(915)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

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

Restricted cash and deposits of $146 are held in favor of financial institutions towards fulfillments of forward contract and operating obligations.

f.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in dollars, New Israeli Shekels ("NIS") and Euros, and bear interest at annual weighted average rate of 1.1% at December 31, 2012. The short-term deposits are presented at cost.

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

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence for which recoverability is not probable. Inventory write-offs due to slow moving items and technological obsolescence totaled $ 1,370, $ 480 and $ 1,100 in 2012, 2011 and 2010, respectively.

Cost is determined as follows:

Raw materials - using the "first in, first out" (FIFO) cost method.

Finished goods -using the "first in first out" (FIFO) cost method, manufacturing cost and allocable indirect costs.

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

In accordance with ASC No. 350 the Company performs an annual impairment test at December 31 each year. In determining a two-step goodwill impairment test was necessary under the new authoritative guidance issued by the Financial Accounting Standards Board ("FASB"), the Company has elected to first assess the qualitative factors to determine whether it is more likely than not that the fair value of its reporting operating unit is less than its carrying amount. If the Company determines that it is more likely than not that its fair value is less than its carrying amount, then the two-step goodwill impairment test would be performed. In the first step, the Company compares the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and no further testing is required to be performed. If the carrying value of the net assets exceeds the fair value, then the Company must perform the second step of the impairment test in order to determine the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, then the Company would record an impairment loss equal to the difference.

The Company believes that its business activity and management structure meet the criteria of being a single reporting unit for accounting purposes. The Company has performed an annual impairment analysis as of December 31, 2012 and determined that the carrying value of the reporting unit was less than the fair value of the reporting unit. Fair value is determined using market capitalization. During years 2012, 2011 and 2010 no impairment losses were recorded.

k.	Impairment of long lived assets and intangible assets subject to amortization:

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC No. 360, "Accounting for the Impairment or Disposal of Long-Lived Assets," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2012 and 2011, no impairment losses have been identified.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Intangible assets acquired in a business combination are recorded at fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives. Some of the acquired intangible assets are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer relationships as compared to the straight-line method. All other intangible assets are amortized over their estimated useful lives on a straight-line basis.

During 2010, 2011 and 2012, no impairment losses were recorded.

l.	Revenue recognition:

The Company generates revenues mainly from the sale of hardware and software products along with related maintenance and support services. At times, these arrangements may also include professional services, such as installation services or training. The Company generally sells its products through resellers, distributors, OEMs and system integrators, all of whom are considered end-customers from the Company's perspective.

Revenues from product sales are recognized when persuasive evidence of an agreement exists, title and risk of loss have transferred, no significant performance obligations remain, product payment is not contingent upon performance of installation or service obligations, the fee is fixed or determinable and collectability is probable. In instances where final acceptance of the product or service is specified by the customer, revenue recognition is deferred until all acceptance criteria have been met.

Maintenance and support related revenues included in multiple element arrangements are deferred and recognized on a straight-line basis over the term of the applicable maintenance and support agreement. Other services are recognized upon the completion of installation or when the service is provided. In instances where the services provided in a multiple element arrangement are considered essential to the functionality of the product and payment of the product is contingent upon performance of the services, the sales of the products and services would be considered one unit of accounting. Deferred revenues are classified as short and long term and recognized as revenues at the time the respective elements are provided.

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

In October 2009, the FASB issued ASU 2009-14, "Certain Arrangements That Include Software Elements, (amendments to ASC Topic 985, Software)" (ASU 2009-14), which changed the accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality is no longer within the scope of the software revenue guidance in Subtopic 985-605 of the Codification. Accordingly, the Company was considered outside the scope of Subtopic 985-605. For 2011 and future periods, pursuant to the guidance of ASU 2009-13, "Multiple-Deliverable Revenue Arrangements, (amendments to ASC Topic 605, Revenue Recognition)" (ASU 2009-13) and ASU 2009-14, when a sales arrangement contains multiple elements, such as products and services, the Company allocates revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on VSOE if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy.

The selling price of products was determined based on the ESP, as neither VSOE nor TPE was available. The ESP was determined by reviewing historical transactions and considering multiple other factors, including but not limited to, pricing practices including discounting, and competition.

As of January 1, 2011, the Company changed its pricing policy in respect of the sale of maintenance and support in new, multiple element arrangements. For the maintenance and support under the new pricing policy, the Company determined the ESP for the year ended December 31, 2011 in multiple-element arrangements based on reviewing historical transactions, and considering several other external and internal factors including, but not limited to, pricing practices including discounting and competition.

For the year ended December 31, 2012, for maintenance and support, the Company determined the selling price based on VSOE of the price charged based on standalone sales (renewals) of such elements using a consistent percentage of the Company's product price lists in the same territories.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The Company adopted these standards on January 1, 2011 on a prospective basis for new and materially modified arrangements originating after January 1, 2011.

The Company provides a provision for product returns and stock rotation based on its experience with historical sales returns, stock rotations and other known factors. Such provisions amounted to $ 785 and $ 725 as of December 31, 2012 and 2011, respectively.

m.	Advertising expenses:

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2012, 2011 and 2010 amounted to $ 1,002, $ 885 and $ 635, respectively.

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

The liability in Israel for substantially all of the Company`s  employees in respect of severance pay liability is calculated in accordance with Section 14 of the Severance Pay Law -1963 (herein- "Section 14"). Section 14 states that Company's contributions for severance pay shall be in line of severance compensation and upon release of the policy to the employee, no additional obligations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee.

Furthermore, the related obligation and amounts deposited on behalf of such obligation under Section 14, are not stated on the balance sheet, because pursuant to current ruling, they are legally released from obligation to employees once the deposits have been paid.

There are a limited number of employees in Israel, for whom the Company is liable for severance pay. The Company's liability for severance pay for its Israeli employees was calculated pursuant to Section 14, based on the most recent monthly salary of its Israeli employees multiplied by the number of years of employment as of the balance sheet date for such employees.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The Company's liability was partly provided by monthly deposits with severance pay funds and insurance policies and the remainder by an accrual.

Severance expense for the years ended December 31, 2012, 2011 and 2010, amounted to $ 1,486, $ 1,280 and $ 925, respectively.

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

The following table sets forth the total stock-based compensation expense resulting from stock options granted to employees included in the consolidated statements of operations, for the years ended December 31, 2012, 2011 and 2010:

	Year ended December 31,
	2012	2011	2010

Cost of revenues	$222	$103	$95
Research and development	1,186	442	352
Sales and marketing	2,060	1,001	851
General and administrative	1,349	710	692

Total stock-based compensation expense	$4,817	$2,256	$1,990

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company selected the binomial option pricing model as the most appropriate fair value method for its stock-based compensation awards with the following assumptions for the years ended December 31, 2012, 2011 and 2010:

	Year ended December 31,
	2012	2011	2010

Suboptimal exercise multiple	2.5-3.5	2.5-3.5	2.5-3.5
Risk free interest rate	0.15%-1.39%	0.11%-5.46%	0.25%-5.54%
Volatility	51%-66%	50%-53%	50%-52%
Dividend yield	0%	0%	0%

The expected annual post-vesting and pre-vesting forfeiture rates affects the number of exercisable options. Based on the Company's historical experience, the annual post-vesting and pre-vesting forfeiture rates are 0%-14%.

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

The Company's trade receivables are primarily derived from sales to customers located mainly in the United States, as well as in Europe, Asia and Latin America. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its customers and establishes an allowance for doubtful accounts on a specific basis. Allowance for doubtful accounts amounted to $ 280 and $ 511 as of December 31, 2012 and 2011, respectively.

The Company has no significant off balance sheet concentrations of credit risk, except for hedging arrangements to cover the currency exposure of the NIS on identified cash flow items (see also Note 2w).

r.	Royalty bearing grants:

Participation grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor in Israel ("OCS") for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants recognized amounted to $ 2,855, $ 3,674 and $ 2,774 in 2012, 2011 and 2010, respectively.

The Company is obligated to pay royalties to the OCS calculated at the rate of 3%-3.5% of sales of the products developed with the OCS's participation up to 300% of the grants received linked to the U.S. dollar bearing annual interest at a rate of LIBOR. The Company's obligation to pay these royalties is contingent upon actual consolidated sales of our products and no payment is required if no sales are made. See also Note 11a.

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

For the years ended December 31, 2012 and 2010, all outstanding options and warrants have been excluded from the calculation of the diluted loss per share since their effect was anti-dilutive. For the year ended December 31, 2011, 577,750 outstanding options and warrants have been excluded from the calculation of the diluted net income per share since their effect was anti-dilutive. See Note 16.

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

In May 2011, the FASB issued guidance that changed the requirement for presenting "Comprehensive Income" in the consolidated financial statements. The update requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. The Company adopted this new guidance on January 1, 2012 and elected to present the comprehensive income in a single continuous statement of comprehensive income.

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

Fair value is an exit price, representing the amount that would be received if the Company were to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. The Company uses a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

For derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) in shareholders' equity and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument is recognized in current earnings. To apply hedge accounting treatment, cash flow hedges must be highly effective in offsetting changes to expected future cash flows on hedged transactions. (See Note 5).

x.	Business combinations:

The Company accounts for business combinations in accordance with ASC No. 805, “Business Combinations”. ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. It also requires the fair value of acquired in-process research and development (“IPR&D”) to be recorded as an indefinite life intangible asset (subject to impairment) until the research and developments efforts are either completed or abandoned, and restructuring and acquisition-related costs to be expensed as incurred. Any excess of the fair value of net assets acquired over the purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and acquired income tax positions are to be recognized in earnings.

y.	Warranty costs:

The Company generally provides a three months software warranty and a one year hardware warranty for all of its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's experience. Warranty expense for the years ended December 31, 2010, 2011 and 2012 was immaterial.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31, 2012				December 31, 2011
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Available-for-sale - matures within one year:
Governmental debentures	$200	$1	$-	$201	$251	$-	$-	$251
Corporate debentures	3,701	12	-	3,713	2,237	2	(1)	2,238

	3,901	13	-	3,914	2,488	2	(1)	2,489
Available-for-sale - matures after one year through three years:
Governmental debentures	933	4	(4)	933	7,782	24	-	7,806
Corporate debentures	9,946	48	-	9,994	7,265	29	(9)	7,285

	10,879	52	(4)	10,927	15,047	53	(9)	15,091

	$14,780	$65	$(4)	$14,841	$17,535	$55	$(10)	$17,580

NOTE 4:-	FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, the Company measures its cash equivalents, restricted cash and deposit, short-term bank deposits, marketable securities and foreign currency derivative instruments at fair value. Cash equivalents, restricted deposit, short-term bank deposits and certain investments in marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS (Cont.)

The Company's financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of December 31, 2012 and 2011, respectively:

	As of December 31, 2012
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Available-for-sale marketable securities	$-	$14,841	$-	$14,841
Foreign currency derivative contracts	-	1,624	-	1,624

Total financial assets	$-	$16,465	$-	$16,465

	As of December 31, 2011
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Available-for-sale marketable securities	$-	$17,580	$-	$17,580
Foreign currency derivative contracts	-	(638)	-	(638)

Total financial assets	$-	$16,942	$-	$16,942

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-	DERIVATIVE INSTRUMENTS

The Company enters into hedge transactions with a major financial institution, using derivative instruments, primarily forward contracts and options to purchase and sell foreign currencies, in order to reduce the net currency exposure associated with anticipated expenses (primarily salaries and related expenses) in currencies other than U.S. dollar, and forecasted revenues denominated in Euro. The net losses (income) recognized in "Financial expenses (income), net" during the years ended December 31, 2012, 2011 and 2010 were $ (231), $ 230 and $ 471, respectively.

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

The Company had a net unrealized gain (loss) associated with cash flow hedges of $ 1,699 and $ (855) recorded in other comprehensive income (loss) as of December 31, 2012 and 2011, respectively.

As of December 31, 2012 and 2011, the Company had outstanding forward contracts in the amount of $ 33,938 and $ 11,478, respectively.

As of December 31, 2012 and 2011, the Company had outstanding foreign exchange option contracts in the amount of $ 0 and $ 1,747, respectively.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-	DERIVATIVE INSTRUMENTS (Cont.)

The fair value of the open foreign exchange contracts recorded by the Company on its consolidated balance sheets as of December 31, 2012 and 2011, as an asset is as follows:

Foreign exchange forward and		December 31,
options contracts	Balance sheet	2012	2011

Fair value of foreign exchange option contracts	Other receivables and prepaid expenses	$-	$25

Fair value of foreign exchange forward contracts, net	Other receivables and prepaid expenses (Other payables and accrued expenses)	1,699	(880)

Total derivatives designated as hedging instrument		$1,699	$(855)

Total derivatives not designated as hedging instruments, net	Other receivables and prepaid expenses (Other payables and accrued expenses)	$(75)	$217

Gain or loss on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive income to operating expenses for the years ended December 31, 2012 and 2011 were $ 748 and $ 643, respectively.

Non-designated hedges:

The Company also uses foreign currency forward contracts to mitigate variability in gains and losses generated from the re-measurement of certain monetary assets and liabilities denominated in foreign currencies. These derivatives do not qualify for special hedge accounting treatment. These derivatives are carried at fair value with changes recorded in financial income (expense),net. Changes in the fair value of these derivatives are largely offset by re-measurement of the underlying assets and liabilities. Cash flows from such derivatives are classified as operating activities. The derivatives have maturities of approximately twelve months.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:-	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2012	2011

Prepaid expenses	$2,772	$3,288
Government authorities	1,284	1,043
Short-term lease deposits	211	188
Foreign currency derivative contracts	1,702	368
Grants receivable from the OCS	224	556
Others	622	507

	$6,815	$5,950

NOTE 7:-	INVENTORIES

	December 31,
	2012	2011

Raw materials	$2,371	$1,155
Finished products	7,592	9,346

	$9,963	$10,501

For the years ended December 31, 2012, 2011 and 2010, the finished products line item above includes deferral of the cost of goods sold for which revenue was not yet recognized in the amount of approximately $ 1,200, $ 4,039 and $ 4,622, respectively.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2012	2011

Cost:

Lab equipment	$8,134	$10,841
Computers and peripheral equipment	16,910	7,604
Office furniture and equipment	606	439
Leasehold improvements	703	596

	26,353	19,480
Accumulated depreciation:

Lab equipment	5,093	7,814
Computers and peripheral equipment	13,770	5,687
Office furniture and equipment	358	241
Leasehold improvements	523	386

	19,744	14,128

Depreciated cost	$6,609	$5,352

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $ 3,120, $ 2,754 and $ 2,577, respectively.

NOTE 9:-	INTANGIBLE ASSETS, NET

a.	The following table shows the Company's intangible assets for the periods presented:

	December 31,
	2012	2011
Cost:

Technology	$11,451	$726
Backlog	2,401	-
Customer relationships	899	-
	$14,751	$726
Accumulated amortization:

Technology	$1,217	$482
Backlog	1,168	-
Customer relationships	44	-
	$2,429	$482

Amortized cost	$12,322	$244

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:-	INTANGIBLE ASSETS, NET (Cont.)

b.	Amortization expense for the years ended December 31, 2012, 2011 and 2010 was $ 1,947, $ 124 and $ 123, respectively.

c.	Estimated amortization expense for the years ending:

Year ending December 31,

2013	$3,075
2014	1,751
2015	1,718
2016	1,622
2017 and on	4,156

Total	$12,322

NOTE 10:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2012	2011

Accrued expenses	$3,887	$1,701
Accrued royalties to the OCS	-	1,364
Foreign currency derivative contracts	78	1,006
Contingent consideration payable	1,088	-
Others	712	341

	$5,765	$4,412

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties:

The Company received research and development grants from the OCS. Until the end of 2012, the Company was participating in programs sponsored by the Israeli Government for the support of research and development activities. As part of this program the Company is obligated to pay royalties to the OCS, amounting to 3.5% of the sales of the sponsored products, up to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent upon actual sales of products of the Company and in the absence of such sales no payment is required.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

During December  2012, the Company recorded a liability for the early payment of $15,886 due to settlement with the Israeli Office of Chief Scientist (OCS), representing the full balance of the contingent liability related to grants received (including interest), which will be paid during 2013. Upon making this payment, the Company will eliminate all future royalty obligations related to its anticipated revenues. These expenses are included in the cost of revenues in the consolidated statement of operations.

For the years ended December 31, 2012, 2011 and 2010, the royalties expense paid and accrued, as part of the Company's cost of revenues, was $ 17,703 (including the settlement with the OCS), $ 2,746 and $ 2,015 respectively.

b.	Lease commitments:

In February 2006, the Company signed an agreement to rent offices for a period of seven years, starting July 2006. The rental expenses are $ 39 per month and a management fee of costs plus 15% of the expenses incurred by the building management company as stipulated in the lease agreement.

The U.S. subsidiary has an operating lease for office facilities in Woburn, Massachusetts. The lease expires on August 31, 2014. The Company's subsidiaries maintain smaller offices in China, Singapore, Japan, New Zealand, UK and various locations in Europe.

In addition, the Company has operating lease agreements for its motor vehicles, which terminate in 2013 through 2015.

Operating leases (offices and motor vehicles) expense for the years ended December 31, 2012, 2011 and 2010 was $ 2,345, $ 2,415 and $ 1,676, respectively.

As of December 31, 2012, the aggregate future minimum lease obligations (offices and motor vehicles) under non-cancelable operating leases agreements were as follows:

Year ending December 31,

2013	$1,814
2014	828
2015	517
2016	452
2017	456

Total	$4,067

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Lawsuit:

On May 1, 2007, a securities class action complaint, Brickman Investment Inc. v. Allot Communications Ltd. et al., was filed in the United States District Court for the Southern District of New York. At least three substantially similar complaints were filed in the same court after the original action was filed. We and certain of our directors and officers are named as defendants. The securities class action complaints alleged that the defendants violated Sections 11 and 15 of the Securities Act of 1933 by making false and misleading statements and omissions in our registration statement for our initial public offering in November 2006. The parties reached during 2010 an agreement in principle to settle this litigation. Pursuant to the terms of the agreement, the Company paid in 2011 to the plaintiffs, for the benefit of the class members, $ 1.3 million in cash, which was wholly funded by the Company's insurance carrier. Before 2011, the Company recorded a liability in its financial statements for the proposed amount of the settlement. In addition, because the insurance carrier has agreed to pay the entire settlement amount and recovery from the insurance carrier is probable, a receivable has also been recorded for the same amount. Accordingly, as of December 31, 2010, there was no impact to the Company's statements of operations or cash flows because the amounts of the settlement and the insurance recovery fully offset each other. As of December 31, 2012 and 2011, no liability or asset appears in the Company’s balance sheet.

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

e.	Purchase commitments: At December 31, 2012, the Company had approximately $ 846 off balance non-cancelable purchase commitments with its suppliers

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY

a.	Company's shares:

As of December 31, 2012, the Company's authorized share capital consists of NIS 20,000,000 divided into 200,000,000 Ordinary Shares, par value NIS 0.1 per share. Ordinary Shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends, if declared.

b.	Warrants:

In January 1998, the Company granted, to a founder and a member of the Board of Directors who also served as Chief Executive Officer at the time of the grant 246,479 warrants to purchase ordinary shares at a purchase price of $ 2.43 per share. The underlying shares were issued and held in trust for the benefit of the founder, pending his payment of the full purchase price of approximately $ 600. In November 2010, the warrants were exercised through a cashless exercise, into 165,200 Ordinary Shares of the Company.

c.	Stock option plan:

A summary of the Company's stock option activity, pertaining to its option plans for employees and related information is as follows:

	Year ended December 31,
	2012		2011		2010
	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price

Outstanding at beginning of year	3,164,090	$5.90	3,427,870	$3.81	4,081,683	$3.07
Granted	1,301,455	$8.11	649,000	$14.31	906,850	$5.36
Forfeited	(158,718)	$12.15	(93,859)	$8.57	(316,612)	$3.89
Exercised	(1,596,917)	$3.72	(818,921)	$3.46	(1,244,051)	$2.50

Outstanding at end of year	2,709,910	$11.03	3,164,090	$5.90	3,427,870	$3.81

Exercisable at end of year	819,869	$6.62	1,592,432	$3.66	1,638,086	$3.46

Vested and Expected to Vest	1,686,435	$9.86	2,324,031	$4.80	3,019,542	$3.7

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal year 2012 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2012. This amount may change based on the fair market value of the Company's stock. The total intrinsic value of options outstanding at December 31, 2012, was $ 22,136. The total intrinsic value of exercisable options at December 31, 2012 was approximately $ 9,255. The total intrinsic value of options vested and expected to vest at December 31, 2012 was approximately $ 15,312.

The total intrinsic value of options exercised during the year ended December 31, 2012 was approximately $ 88,310. The number of options vested during the year ended December 31, 2012 was 824,354. The weighted-average remaining contractual life of the outstanding options as of December 31, 2012 is 8.39 years. The weighted-average remaining contractual life of exercisable options as of December 31, 2012 is 7.03 years.

As of December 31, 2012, $ 18,997 unrecognized compensation cost related to stock options is expected to be recognized over a weighted average vesting period of 2.13 years.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2012, have been classified by exercise price, as follows:

Exercise price	Shares upon exercise of options outstanding as of December 31, 2012	Weighted average remaining contractual life	Shares upon exercise of options exercisable as of December 31, 2012
		Years
$27.58	90,000	9.70	6,250
$26.62	67,000	9.34	625
$25.83	50,000	9.44	-
$23.31-23.72	290,000	9.69	1,001
$17.07	338,000	9.11	11,500
$16.82	15,000	8.92	5,000
$15.20-15.43	271,086	8.47	108,687
$9.25-14.52	191,807	8.65	53,946
$7.25	246,598	7.87	135,132
$5.25-6.52	44,560	6.59	27,125
$4.00-4.95	234,780	7.52	74,735
$3.00-3.75	244,327	6.15	186,896
$2.05-2.97	180,686	5.93	164,453
$1.23-1.56	6,801	5.32	5,988
$0.03	439,265	9.49	38,531

	2,709,910		819,869

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The Company has two option plans under which outstanding options as of December 31, 2012, are as follows: (i) under the 2003 option plan, the outstanding options are exercisable for 50,303 Ordinary shares, and (ii) under the 2006 option plan, the outstanding options are exercisable for 2,659,607 Ordinary shares.

Under the terms of the above option plans, options may be granted to employees, officers, directors and various service providers of the Company and its subsidiaries. The options generally become exercisable quarterly over a four-year period, commencing one year after date of the grant, subject to the continued employment of the employee. The options generally expire no later than ten years from the date of the grant. The exercise price of the options at the date of grant under the plans may not be less than the nominal value of the shares into which such options are exercised, any options, which are forfeited or cancelled before expiration, become available for future grants. As of December 31, 2012, 142,403 Ordinary shares are available for future issuance under the option plans.

In addition to granting stock options, the Company granted in 2008 RSUs under the 2006 option plan. RSUs vest over a four year period subject to the continued employment of the employee. RSUs that are cancelled or forfeited become available for future grants.

In 2012, and 2011 the Company granted 436,455 and 30,000 options respectively to Israeli employees with an exercise price of $ 0.03, which was lower than the trading price of the Company's Ordinary Shares quoted on the NASDAQ Global Select Market on the date of the grants.

NOTE 13:-	TAXES ON INCOME

a.	Corporate tax rates: Amendment to the Israeli Income Tax Ordinance

The Israeli corporate tax rate was 25% in 2010, 24% in 2011 and 25% in 2012.

On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate, and increases the corporate tax rate to 25% in 2012 and subsequent years.

b.	Foreign Exchange Regulations:

Commencing in taxable year 2012, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Foreign Tax Regulations. Under the Foreign Exchange Regulations, an Israeli company must calculate its tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31st of each year.

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

According to the provisions of the Law, the Company's income is tax-exempt for a period of two years commencing with the year it first earns taxable income, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five to eight years depending upon the level of foreign ownership of the Company. As of December 31, 2012 the benefit period of tax benefit has not yet commenced, since the Company has not yet utilized all its carry forward losses.

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

In addition, the Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval. Therefore, the Company's existing Approved Enterprise will generally not be subject to the provisions of the Amendment. The Company elected 2006 and 2009 as "year of election" under the amendment.

The entitlement to the above benefits is contingent upon the fulfillment of the conditions stipulated in the Law, regulations published there under and the criteria set forth in the specific letters of approval. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and linked to changes in the Israeli CPI. As of December 31, 2012, management believes that the Company is meeting the aforementioned conditions.

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

Under the transition provisions of the new legislation, the Company may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. The Company intends to implement the new law in 2015.

d.
In November 2012, the Knesset passed Amendment No. 69 to the Investment Law (the “Trapped Earnings Law”) which provides a temporary, partial, relief from taxation on a distribution from exempt income for companies which elect the relief through November 2013. The Trapped Earnings Law allows a company to qualify a portion of its exempt income (“Elected Earnings”) for a reduced tax rate ranging between 17.5% and 6%. While the reduced tax is payable within 30 days of election, an electing company is not required to actually distribute the Elected Earnings within a certain period of time. The applicable rate is based on a linear formula involving the portion of Elected Earnings to exempt income and the applicable tax rate prescribed in the Investment Law. A company electing to qualify its exempt income must undertake to make designated investments in productive fixed assets, research and development, or wages of new employees (“Designated Investment”). The Designated Investment amount is defined by a formula which considers the portion of Elected Earnings to the exempt income and the applicable tax rate prescribed by the Investment Law.

In addition to the reduced tax rate a distribution of Elected Earnings would be subject to a 15% withholding tax. The Trapped Earnings Law provides an exemption from the 15% withholding tax for a distribution to an Israeli resident company from companies which have elected the Privileged Enterprise status and waived their Approved Enterprise and privileged Enterprise Status through June 2015.

For the year end December 31, 2012, the Company does not believe the amendment has any possible effect on the financial statements.

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

f.	Pre-tax income (loss) is comprised as follows:

	Year ended December 31,
	2012	2011	2010

Domestic	$(2,372)	$9,737	$(6,637)
Foreign	(5,292)	(983)	959

	$(7,664)	$8,754	$(5,678)

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

g.
A reconciliation of the theoretical tax expenses (benefit), assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expenses (benefit), is as follows:

	Year ended December 31,
	2012	2011	2010

Income (loss) before taxes on income	$(7,664)	$8,754	$(5,678)

Theoretical tax expense (benefit) computed at the Israeli statutory tax rate (25%, 24% and 25% for the years 2012, 2011 and 2010, respectively)	$(1,916)	$2,101	$(1,419)

Utilization of valuation allowance	(1,554)	(4,328)	728
Increase (decrease) in losses and temporary differences due to change in Israeli corporate and "Approved Enterprise" tax rates	(7,073)	5,419	-
Increase (decrease) in valuation allowance related to losses and temporary differences due to change in Israeli corporate and "Approved Enterprise" tax rates	7,073	(5,419)	-
Taxes with respect to prior years	2	(84)	35
Impairment (recording) of withholding tax asset	-	221	(53)
Non-deductible expenses and other	1,699	(27)	294
Non-deductible share-based compensation expenses	833	541	499
Exchange rate differences	10	1,521	-

Actual tax expenses (benefit)	$(926)	$(55)	$84

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

h.	Income tax expense (tax benefit) is comprised as follows:

	Year ended December 31,
	2012	2011	2010

Current taxes (benefit)	$(2)	$31	$109
Deferred taxes benefit	(926)	(223)	(7)
Taxes in respect of previous years	2	(84)	35
Impairment (recording) of withholding tax asset	-	221	(53)

	$(926)	$(55)	$84

i.	Net operating losses carry forward:

The Company has accumulated losses for tax purposes as of December 31, 2012, in the amount of approximately $ 40,000, which may be carried forward and offset against taxable income in the future for an indefinite period. In light of the merger between the Company and Oversi as of December 31, 2012, the net operating losses may be offset against taxable income annually with limitation of up to 20% of the total accumulated losses but no more than 50% of the Company's taxable income. In addition, the Company has accumulated capital losses for tax purposes as of December 31, 2012, in the amount of approximately $ 27,300, which may be carried forward and offset against taxable capital gains in the future for an indefinite period.  Management currently believes that since the Company has a history of losses, and uncertainty with respect to future taxable income, it is more likely than not that some of the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future. Thus, a valuation allowance was provided to reduce deferred tax assets to their realizable value.

As of December 31, 2012, Ortiva was merged into the U.S. subsidiary. The U.S. subsidiary has accumulated losses for U.S. federal income tax return purposes of approximately $ 7,300. The federal accumulated losses for tax purposes expire between 2026 and 2031.The state accumulated losses for tax purposes begin to expire in 2016.

Such losses are subject to limitations of Internal Revenue Code, Section 382, which in general provides that utilization of net operating losses is subject to an annual limitation if an ownership change results  from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50 percentage points over a three-year period.  The annual limitations may result in the expiration of losses before utilization.

The European subsidiary is subject to French income taxes and has a net operating loss carry forward amounting as of December 31, 2012 to approximately $ 3,500, which may be carried forward and offset against taxable capital gains in the future for an indefinite period.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

j.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income taxes are as follows:

	December 31,
	2012	2011

Deferred tax assets:
Operating and capital loss carryforwards	$11,264	$16,003
Reserves and allowances	215	1,759

Deferred tax asset before valuation allowance	11,479	17,762
Valuation allowance	(8,749)	(17,378)
Net deferred tax asset	2,730	384

Deferred tax liability	(1,006)	-
Net deferred tax asset	$1,724	$384

k.
As of December 31, 2012 and 2011, the provision in respect of ASC 740 was immaterial. The Company accrues interest and penalties related to the provision in income taxes in its statement of operations. Such interest and penalties were immaterial for all reported periods.

The Company conducts business globally and, as a result, the Company or one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Israel, France, and the United States. With few exceptions, the Company is no longer subject to Israeli final tax assessment through the year 2007 and the European and U.S. subsidiaries have final tax assessments through 2008.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-	GEOGRAPHIC INFORMATION

Allot operates in a single reportable segment. Revenues are based on the location of the Company's channel partners which are considered as end customers, as well as direct customers of the Company:

	Year ended December 31,
	2012	2011	2010

Europe	$39,655	$38,409	$30,434
Asia and Oceania	21,953	13,388	12,469
United States of America	24,674	9,484	7,680
Middle East and Africa	10,565	9,530	3,890
Americas (excluding United States of America)	7,905	6,942	2,499

	$104,752	$77,753	$56,972

During the years ended December 2012, 2011 and 2010 approximately 14%, 15% and 30% of the Company's revenues are derived from a single customer.

The following presents total long-lived assets as of December 31, 2012 and 2011:

	December 31,
	2012	2011
Long-lived assets:
Israel	$26,976	$8,653
United States of America	14,380	300
Other	153	150

	$41,509	$9,103

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15:-	FINANCIAL EXPENSES (INCOME), NET

	Year ended December 31,
	2012	2011	2010

Financial income:
Interest income	$(1,746)	$(661)	$(492)

Financial expenses:
Exchange rate differences and other	407	(135)	405
Amortization/accretion of premium/discount on marketable securities , net	212	151	(189)
Foreign currency transaction differences	(231)	230	471
Impairment related to Auction-Rate Securities, net	-	-	7,712

	$(1,358)	$(415)	$7,907

NOTE 16:-        EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2012	2011	2010

Numerator:
Net income (loss)	$(6,738)	$8,809	$(5,678)
Denominator:
Weighted average number of shares outstanding used in computing basic net earnings per share	31,959,921	25,047,771	22,831,014
Dilutive effect: stock options	-	2,024,101	-
Total weighted average number of shares used in computing diluted net earnings per share	31,959,921	27,071,872	22,831,014
Basic net earnings (loss) per share	$(0.21)	$0.35	$(0.25)
Diluted net earnings (loss) per share	$(0.21)	$0.33	$(0.25)