Form 20-F
period 2013-12-31
Allot Communications Ltd.
filed 2014-03-27
CIK 1365767

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

22 Hanagar Street
Neve Ne’eman Industrial Zone B
Hod-Hasharon 4501317
Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.10 per share	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2013: 32,877,118 ordinary shares, NIS 0.10 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

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

Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (section 229.405 of this chapter), and (2) has been subject to such filing requirements for the past 90 days:

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

Forward-Looking Statements

In addition to historical facts, this annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

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

 TABLE OF CONTENTS

PART I
ITEM 1: Identity of Directors, Senior Management and Advisers	6
ITEM 2: Offer Statistics and Expected Timetable	6
ITEM 3: Key Information	6
Selected Financial Data	6
Capitalization and Indebtedness	8
Reasons for Offer and Use of Proceeds	8
Risk Factors	8
ITEM 4: Information on Allot	22
History and Development of Allot	22
Business Overview	23
Organizational Structure	32
Property, Plants and Equipment	32
ITEM 4A: Unresolved Staff Comments	33
ITEM 5: Operating and Financial Review and Prospects	33
Operating Results	33
Liquidity and Capital Resources	45
Research and Development, Patents and Licenses	46
Trend Information	47
Off-Balance Sheet Arrangements	47
Contractual Obligations	47
ITEM 6: Directors, Senior Management and Employees	48
Directors and Senior Management	48
Compensation of Officers and Directors	52
Board Practices	54
Employees	60
Share Ownership	61
ITEM 7: Major Shareholders and Related Party Transactions	64
Major Shareholders	64
Related Party Transactions	65
Interests of Experts and Counsel	66
ITEM 8: Financial Information	66

Consolidated Financial Statements and Other Financial Information	66
Significant Changes	66
ITEM 9: The Offer and Listing	67
Stock Price History	67
Markets	67
ITEM 10: Additional Information	68
Share Capital	68
Memorandum and Articles of Association	68
Material Contracts	73
Exchange Controls	73
Taxation	73
Documents on Display	87
Subsidiary Information	87
ITEM 11: Quantitative and Qualitative Disclosures About Market Risk	87
ITEM 12: Description of Securities Other Than Equity Securities	88
PART II
ITEM 13: Defaults, Dividend Arrearages and Delinquencies	88
ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceed	88
ITEM 15: Controls and Procedures	89
ITEM 16: Reserved	89
ITEM 16A: Audit Committee Financial Expert	89
ITEM 16B: Code of Ethics	90
ITEM 16C: Principal Accountant Fees and Services	90
ITEM 16D: Exemptions from the Listing Standards for Audit Committees	90
ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers	90
ITEM 16F: Change in Registrant’s Certifying Accountant	90
ITEM 16G: Corporate Governance	91
PART III
ITEM 17: Financial Statements	91
ITEM 18: Financial Statements	91
ITEM 19: Exhibits	91

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

A.           Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “ITEM 5: Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 the consolidated balance sheet data as of December 31, 2012 and 2013 are derived from our audited consolidated financial statements included in “ITEM 18: Financial Statements,” which have been prepared in accordance with generally accepted accounting principles in the United States. The consolidated statements of operations for the years ended December 31, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements which are not included in this annual report.

	Year ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of U.S. dollars, except per share and share data)
Consolidated Statements of Operations:
Revenues:
Products	$29,641	$40,852	$56,810	$77,127	$66,318
Services	12,110	16,120	20,943	27,625	30,227
Total revenues	41,751	56,972	77,753	104,752	96,545
Cost of revenues(2):
Products	10,094	14,015	19,540	26,857	20,572
Services	1,741	1,970	2,635	4,180	6,246
Expenses related to the settlement of the Office of the Chief Scientist grants(1)	-	-	-	15,886	-
Total cost of revenues	11,835	15,985	22,175	46,923	26,818
Gross profit	29,916	40,987	55,578	57,829	69,727
Operating expenses:
Research and development, gross	11,705	14,038	16,896	24,915	28,073
Less royalty-bearing grant participation	2,440	2,774	3,674	2,855	1,051
Research and development, net(2)	9,265	11,264	13,222	22,060	27,022
Sales and marketing(2)	20,408	22,021	26,543	34,127	39,817
General and administrative(2)	5,541	5,473	7,474	10,664	9,952
Total operating expenses	35,214	38,758	47,239	66,851	76,791
Operating income (loss)	(5,298)	2,229	8,339	(9,022)	(7,064)
Financing income (expenses), net	(2,311)	(7,907)	415	1,358	727
Income (loss) before income tax expenses (benefit)	(7,609)	(5,678)	8,754	(7,664)	(6,337)
Income tax expenses (benefit)	63	84	(55)	(926)	120
Net income (loss)	$(7,672)	$(5,762)	$8,809	$(6,738)	$(6,457)
Basic net earnings (loss) per share	$(0.35)	$(0.25)	$0.35	$(0.21)	$(0.20)
Diluted net earnings (loss) per share	$(0.35)	$(0.25)	$0.33	$(0.21)	$(0.20)
Weighted average number of shares used in computing basic net earnings (loss) per share	22,185,702	22,831,014	25,047,771	31,959,921	32,680,766
Weighted average number of shares used in computing diluted net earnings (loss) per share	22,185,702	22,831,014	27,071,872	31,959,921	32,680,766
___________________
(1)	Represents the full balance of the contingent liability related to grants received, which was paid in 2013.
(2)	Includes stock-based compensation expense related to options granted to employees and others as follows:

	Year ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of U.S. dollars)
Cost of revenues	$104	$95	$103	$222	$368
Research and development expenses, net	357	352	442	1,186	1,666
Sales and marketing expenses	775	851	1,001	2,060	3,106
General and administrative expenses	1,062	692	710	1,349	2,591
Total	$2,298	$1,990	$2,256	$4,817	$7,731

	At December 31,
	2009	2010	2011	2012	2013
	(in thousands of U.S. dollars)
Consolidated balance sheet data:
Cash and cash equivalents	$36,470	$42,858	$116,682	$50,026	$42,813
Short-term deposits and restricted deposits	2,324	1,060	25,138	78,188	38,000
Marketable securities	14,490	15,531	17,580	14,841	40,798
Working capital	38,179	59,841	158,937	131,598	139,934
Total assets	82,943	95,187	197,058	221,791	199,257
Total liabilities	22,531	30,199	34,489	52,670	29,330
Accumulated deficit	(63,694)	(69,456)	(60,647)	(67,385)	(73,842)
Share capital	492	527	720	761	774
Total shareholders’ equity	60,412	64,988	162,569	169,121	169,927

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

In 2013, we had a net loss of $6.5 million. We have had a history of net losses in all prior fiscal years since our inception, other than in 2006 and 2011. Our net losses in 2013 were a result of an increase in the company’s costs due to the last two acquisitions and due to the decrease in the company’s revenues. Our net losses in 2012 were a result of expenses related to the settlement of approximately $15.9 million in grants from Office of the Chief Scientist of the Ministry of Economy (formerly the Ministry of Industry, Trade and Labor), or the Office of the Chief Scientist. Our net losses in 2010 were caused or exacerbated by losses resulting from our realized losses and impairment charges related to auction-rate securities, which we have subsequently sold. We can provide no assurance that we will be able to achieve or maintain profitability, and we may incur losses in the future if we do not generate sufficient revenues.

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

The loss of any significant customer or a significant decrease in business from any such customer could harm our results of operations and financial condition. In addition, revenues from individual customers may fluctuate from time to time based on the timing and the terms under which further orders are received and the duration of the delivery and implementation of such orders. We derived 15% and 14% of our total revenues in 2011 and 2012, respectively, from one global Tier 1 mobile operator group. In 2013, we derived 45% of our total revenues from three Tier 1 mobile and fixed operators. The revenues derived from each of these three operators were higher than 10% from our total revenues.

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

Service providers are subject to government regulation in a number of jurisdictions in which we sell our products. There are several proposals in the United States, Europe and elsewhere for regulating service providers’ ability to prioritize applications in their networks. Advocates for regulating this industry claim that collecting premium fees from certain “preferred” applications would distort the market for Internet applications in favor of larger and better-funded content providers. They also claim that this would impact end-users who already purchased broadband access only to experience response times that differ based on content provider. Opponents believe that content providers who support bandwidth-intensive applications should be required to pay service providers a premium in order to support further network investments. In August 2008, the United States Federal Communications Commission (the “FCC”) issued a ruling prohibiting Comcast, the second-largest broadband provider in the United States, from delaying certain peer-to-peer traffic on its network. Comcast filed an appeal of the ruling in September 2008. In April 2010, a federal appeals court ruled that under current law the FCC had limited power over Web traffic. In December 2010, the FCC adopted rules which would give it regulatory power over Internet service providers in order to prevent them from blocking or unreasonably discriminating against Web content, services or applications. In 2011, Verizon and other broadband companies challenged the FCC’s rules in the United States Court of Appeals for the District of Columbia Circuit. In January 2014, the United States Court of Appeals for the District of Columbia Circuit overturned the FCC’s anti-blocking and anti-discrimination rules, saying the agency overreached in barring broadband providers from slowing or blocking selected Web traffic.  Despite this decision, demand from service providers for the traffic management and subscriber management features of our products could be adversely affected if regulations prohibit or limit service providers from managing traffic on their networks. A decrease in demand for these features could adversely impact sales of our products and could have a material adverse effect on our business, financial condition or result of operations.

Demand for our value-added products, such as video caching and optimization and parental control, may be lower than anticipated.

Our value-added products offer customers additional tools to increase the efficiency of their networks or help them derive additional revenues from their end customers. With our acquisition of Ortiva Wireless Inc. (“Ortiva”) and Oversi Networks Ltd. (“Oversi”) in 2012, we enhanced our value-added products by introducing video caching products and optimization products, among other value-added products. The industry and market for such services is still developing. We cannot provide any assurance that demand for such products will continue or grow, or that we will be able to generate revenues from such sales at the levels we anticipate or at all. Any inability to sell or maintain our value-added products may lead to commercial disputes with our customers and to lengthy implementation processes and increased spending on technical solutions, all of which may negatively impact our results of operations.

Our revenues and business will be harmed if we do not keep pace with changes in broadband applications and with advances in technology, including through significant investment.

We will need to invest heavily in the continued development of our technology in order to keep pace with rapid changes in applications and increased broadband network speeds and with our competitors’ efforts to advance their technology. Our ability to develop and deliver effective product offerings depends on many factors, including identifying our customers’ needs, technical implementation of new services and integration of our value-added products with our customers’ existing network infrastructure. While we will continue to introduce innovative value-added products, we cannot provide any assurance that any new products we introduce will achieve the same degree of success that we have with our existing products. Designers of broadband applications that our products identify and manage are using increasingly sophisticated methods to avoid detection and management by network operators. Even if our products successfully identify a particular application, it is sometimes necessary to distinguish between different types of traffic belonging to a single application. Accordingly, we face significant challenges in ensuring that we identify new applications and new versions of current applications as they are introduced without impacting network performance, especially as networks become faster. This challenge is increased as we seek to expand sales of our products in new geographic territories because the applications vary from country to country and region to region. Our business and revenues will be adversely affected if we fail to address our customers’ needs in particular geographic markets or if we fail to develop enhancements to our products in order to keep pace with advances in technology.

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

We need to increase the functionality of our products and offer additional features and value-added products in order to maintain or increase our profitability.

The market in which we operate is highly competitive and unless we continue to enhance the functionality of our products and add additional features, our competitiveness may be harmed and the average sale prices for our products may decrease. Decreases in sale prices generally result from the introduction by competitors of competing products and from the commoditization and increasing popularity of DPI technology. To counter this trend, we endeavor to enhance our products by offering higher system speeds, additional features and value-added products such as additional security, video functions, and support for additional applications and enhanced reporting tools. We may also need to reduce our per unit manufacturing costs at a rate equal to or greater than the rate at which selling prices decline. If we are unable to reduce costs or offer increased functionally and features, our profitability may be adversely affected.

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

We depend on third-party channel partners, such as distributors, resellers, OEMs and system integrators, to market and sell a material portion of our products to end-customers. In 2013, approximately 40% of our revenues were derived from channel partners.  Our channel partners are also responsible for installing our products and providing initial customer support for them. As a result, we depend on the ability of our channel partners to successfully market and sell our products to these end-customers. We also depend on our ability to maintain our relationships with existing channel partners and to develop relationships with new channel partners in key markets. We cannot assure you that our channel partners will market our products effectively, receive and fulfill customer orders for our products on a timely basis or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. In addition, any failure by our channel partners to provide adequate initial support to end-customers could result in customer dissatisfaction with us or our products, which could result in a loss of customers, harm our reputation and delay or limit market acceptance of our products. Our products are complex and it takes time for a new channel partner to gain experience in the operation and installation of these products. Therefore, it may take a period of time before a new channel partner can successfully market, sell and support our products if an existing channel partner ceases to sell our products. Additionally, our agreements with channel partners are generally not exclusive and our channel partners may market and sell products that compete with our products. Our agreements with our distributors and resellers are usually for an initial one-year term and following the expiration of this term, can be terminated by either party. We can give no assurance that these agreements will remain in effect and any termination of one or more of the agreements may adversely affect our profitability and results of operations.

We are subject to certain regulatory regimes that may affect the way that we conduct business internationally, and our failure to comply with applicable laws and regulations could adversely affect our reputation and result in penalties and increased costs.

We are subject to a complex system of laws and regulations related to international trade, including economic sanctions and export control laws and regulations.  It is our policy not to make direct or indirect prohibited sales of our products, including into countries sanctioned under laws to which we are subject, and to contractually limit the territories into which our channel partners may sell our products.  Nevertheless, several years ago one of our channel partners sold certain of our products (designed for the enterprise market) outside of its contractually designated territory, including into a sanctioned country, and we subsequently determined that our contract management protocol for authorizing channel partner sales was not adequately followed in that instance.

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

In the past three years, we increased sales of our Service Gateway platforms and our network management application suite. However, sales of our NetEnforcer traffic management system and NetXplorer network management system continued to account for a significant portion of our revenues in 2012 and 2013. While we currently expect that these systems will continue to account for a considerable portion of our revenues in the immediate future, the growth rate of sales from these systems has declined from 29% in 2012 to 25% in 2013. If we are unable to increase these sales our business will suffer. In addition, service providers may choose embedded or integrated solutions using routers and switches from larger networking vendors over a standalone solutions we offer. Any factor adversely affecting our ability to sell, or the pricing of or demand for, our NetEnforcer traffic management system and NetXplorer network management system would severely harm our ability to generate revenues and could have a material adverse effect on our business.

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

 As of December 31, 2013, we had a limited patent portfolio. We had seven issued U.S. patents and several pending patent applications. While we plan to protect our intellectual property with, among other things, patent protection, there can be no assurance that:

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

We continuously monitor market trends and intend to take such steps as we deem appropriate to adjust our operations. Because a substantial portion of our operating expenses consist of salaries, we may not be able to reduce our operating expenses in line with any reduction in revenues or may elect not to do so for business reasons. We will need to continue to generate increased revenues and manage our costs to maintain profitability. Although a certain recovery has occurred in the U.S. economy, if global economic and market conditions do not improve, or continue to remain uncertain, this may increase our inventories, decrease our revenues, result in additional pressure on the price of our products, prolong payment terms or increase the risk of our incurrence of bad debts. Such circumstances would have a material adverse effect on our results of operations and cash flow from operations.

Our international operations expose us to the risk of fluctuations in currency exchange rates.

Our revenues are generated primarily in U.S. dollars and a major portion of our expenses are denominated in U.S. dollars. As a result, we consider the U.S. dollar to be our functional currency. Other significant portions of our expenses are denominated in shekels and to a lesser extent in Euros and other currencies. Our shekel-denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in shekels. In 2013, the shekel continued to fluctuate against the U.S. dollar, and appreciated by approximately 7% against the U.S. dollar. If the U.S. dollar weakens against the shekel or other currencies we are exposed to, there will be a negative impact on our results of operations. We use derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on balance sheet accounts and forecast cash flows. We may not purchase derivative instruments adequately to insulate ourselves from foreign currency exchange risks. The volatility in the foreign currency markets may make hedging our foreign currency exposures challenging. In addition, because a portion of our revenue is not earned in U.S. dollars, fluctuations in exchange rates between the U.S. dollar and the currencies in which such revenue is earned may have a material adverse effect on our results of operations and financial condition. If we wish to maintain the U.S. dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment.

Compliance with new regulations regarding the use of conflict minerals may disrupt our operations, result in additional cost and expense and could result in other significant adverse effects.

In August 2012, under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the U.S. Securities and Exchange Commission (the “SEC”) adopted new requirements for companies that use certain minerals and derivative metals (referred to as "conflict minerals" regardless of their actual country of origin) in their products. Metals, such as tantalum, tin, gold and tungsten may be present in our products as component parts. We will be required to implement procedures to investigate whether any conflict minerals that are used in our products originated from the Democratic Republic of the Congo or adjoining countries and, if we determine that we are subject to the new disclosure rules, make the required disclosures with the SEC no later than by May 31, 2014. There will be costs associated with these investigations, and the implementation of these rules could adversely affect the sourcing, supply and pricing of the raw materials used in our products. Also, we may face potential reputational challenges if we are unable to sufficiently verify the origins of all conflict minerals used in our component parts or if we are unable to replace any conflict minerals sourced from the Democratic Republic of the Congo or adjoining countries with acceptable alternatives. We may also encounter challenges to satisfy customers that require that all of the components of our products be certified as conflict-free. If we are not able to meet customer requirements, customers may choose an alternative service provider. These changes could also have an adverse impact in our ability to market our products.

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

As a foreign private issuer, we are permitted under NASDAQ Marketplace Rule 5615(a)(3) to follow Israeli corporate governance practices instead of the NASDAQ Stock Market requirements that apply to U.S. companies. As a condition to following Israeli corporate governance practices, we must disclose which requirements we are not following and describe the equivalent Israeli law requirement. We must also provide NASDAQ with a letter from our Israeli outside counsel, certifying that our corporate governance practices are not prohibited by Israeli law. As a result of these exemptions, our shareholders do not have the same protections as are afforded to shareholders of a U.S. company. We may also in the future choose to follow Israeli law and practices in lieu of other requirements of NASDAQ Rule 5600.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

We relied on the market capitalization method to determine the fair market value of our assets for the taxable year ended December 31, 2013.  Based on certain estimates of our gross income and gross assets, the nature of our business and the anticipated amount of goodwill (which is determined in large part by the price of our stock), we believe that we were not a PFIC for our taxable year ended December 31, 2013 and do not expect to become a PFIC for our taxable year ending December 31, 2014. A non-U.S. company will generally be characterized as a PFIC for any taxable year in which 75% or more of its gross income is passive income or in which 50% or more of the average value of its gross assets produce passive income or are held for the production of passive income.

If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gains income, and having potentially punitive interest charges apply to the proceeds of share sales. Similar rules apply to distributions that are “excess distributions.”

The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2014 or in subsequent years.

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

We are incorporated under Israeli law and our principal offices, research and development division and manufacturing facilities are located in Israel.  Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and continued with varying levels of severity into 2013. An armed conflict between Israel and Hamas in the Gaza Strip occurred in November 2012 and is ongoing. These conflicts involved missile strikes against civilian targets in various parts of Israel including most recently, central Israel, and negatively affected business conditions in Israel. Any armed conflicts, terrorist activities or political instability in the region may limit materially our ability to obtain raw materials from these countries or sell our products to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development and manufacturing, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2013, we employed 430 people, of whom 302 were based in Israel. Some of our employees in Israel are obligated to perform annual military reserve duty in the Israel Defense Forces, depending on their age and position in the army. Additionally, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. Our operations could be disrupted by the absence of one or more of our executive officers or key employees for a significant period due to military service and any significant disruption in our operations could harm our business. The full impact on our workforce or business if some of our executive officers and employees are called upon to perform military service, especially in times of national emergency, is difficult to predict. Additionally, the absence of a significant number of employees at our manufacturing subcontractor, Flextronix, as a result of military service obligations may disrupt their operations and could have a material adverse effect on our ability to timely deliver products to customers may be materially adversely affected.

The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

Our investment program in equipment at our facility in Hod-Hasharon, Israel, has been granted approved enterprise status and we are therefore eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investments Law. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2013, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $40 million (including losses related to our acquisition of Oversi, the operations of which were merged with ours in 2012). To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investments Law and its regulations and the criteria set forth in the specific certificate of approval, including, among other conditions, that the approved enterprise be operated over a seven-year period and that at least 30% of our investment in fixed assets of the approved enterprise be funded by additional paid-up ordinary share capital. If we do not meet these requirements, the tax benefits would be canceled and we could be required to refund any tax benefits and investment grants that we received in the past.  Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are cancelled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2012 and in 2013 was 25% of their taxable income, and will increase to 26.5% in 2014 and going forward.

Effective January 1, 2011, the Investment Law was amended. Under the amended Investment Law, the criteria for receiving tax benefits were revised. Under the transition provisions of the new legislation, a company may decide to irrevocably implement the new amendment while waiving benefits provided under the current law or to remain subject to the current law.  In the future, we may not be eligible to receive additional tax benefits under this law.  Our Company did not file a request to apply the new benefits under the 2011 Amendment. We intend to apply for benefits under the 2011 Amendment beginning in 2016. The termination or reduction of these tax benefits would increase our tax liability, which would reduce our profits.  Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs.  Finally, in the event of a distribution of a dividend from the abovementioned tax-exempt income, in addition to withholding tax at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 15% in 2013 and 20% as of 2014 (iii) non-Israeli resident - 15% in 2013 and 20% as of 2014 subject to a reduced tax rate under the provisions of an applicable double tax treaty., we will be subject to tax at the corporate tax rate applicable to our Approved Enterprise’s and Beneficiary Enterprise’s income on the amount distributed in accordance with the effective corporate tax rate which would have been applied had we not enjoyed the exemption. See “ITEM 10: Additional Information—Taxation—Israeli Tax Considerations and Government Programs.”

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

We have received grants from the Office of the Chief Scientist for the financing of a portion of our research and development expenditures in Israel, pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984, referred to as the Research and Development Law. In the future we may not receive grants or we may receive significantly smaller grants from the Office of the Chief Scientist, and our failure to receive grants in the future could adversely affect our profitability.

In 2011 and 2012, we received and accrued from the Office of the Chief Scientist royalty-bearing grants totaling $3.7 million and $2.9 million, representing 21.7% and 11.5%, respectively, of our gross research and development expenditures in these periods. In December 2012, we agreed to prepay approximately $15.9 million of contingent royalties to the Office of the Chief Scientist, and thereby eliminated all future royalty obligations related to grants received through 2012. We recorded this prepayment as a liability in 2012 and paid it on August 2013.

In 2013 we received and accrued non-royalty-bearing grants totaling $1.1 million from the Office of the Chief Scientist, representing 3.7% of our gross research and development expenditures during the year. In 2013 we qualified to participate in two non-royalty-bearing research and development programs funded by the Office of the Chief Scientist to develop generic technology relevant to the development of our products. Such programs are approved pursuant to special provisions of the Research and Development Law. We were eligible to receive grants constituting between 40% and 55% of certain research and development expenses relating to these programs. One of the programs are members of programs approved for companies with large Research and Development activities and another members of a "Magnet" consortiums. Although the grants under these programs are not required to be repaid by way of royalties, the restrictions of the Research and Development Law described below apply to these programs.

The provisions of the Research and Development Law and the terms of the Office of the Chief Scientist grants prohibit us from transferring manufacturing products which we originally planned to manufacture in Israel outside of Israel if they incorporate technologies funded by the Office of the Chief Scientist, and from transferring intellectual property rights in technologies developed using these grants, without special approvals from the Office of the Chief Scientist.

Even if we receive approval to manufacture our products outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. Know-how developed under an approved research and development program may not be transferred to any third-parties, except in certain circumstances and subject to prior approval. Similarly, even if we receive approval to transfer intellectual property rights in technologies developed using these grants, we may be required to repay a multiple of the original grants to the Office of the Chief Scientist In addition, if we fail to comply with any of the conditions and restrictions imposed by the Research and Development Law or by the specific terms under which we received the grants, we may be required to refund any grants previously received together with interest and penalties, and may be subject to criminal charges.

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

ITEM 4: Information on Allot

A.           History and Development of Allot

Our History

Our legal and commercial name is Allot Communications Ltd. We are a company limited by shares organized under the laws of the State of Israel. Our principal executive offices are located at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 4501317, Israel, and our telephone number is +972 (9) 761-9200. We have irrevocably appointed Allot Communications Inc. as our agent to receive service of process in any action against us in any United States federal or state court. The address of Allot Communications Inc. is 300 TradeCenter, Suite 4680, Woburn, MA 01801-7422.

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

We had capital expenditures of $2.7 million in 2013, $3.8 million in 2012 and $2.9 million in 2011. We have financed our capital expenditures with cash generated from operations and through net proceeds from sales of our equity securities and investing activities.

Our capital expenditures during 2011, 2012 and 2013 consisted primarily of investments in lab equipment for research and development.

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

We have a global and diverse end-customer base composed of mobile and fixed broadband service providers, cable operators, private networks, data centers, governments and enterprises, such as financial and educational institutions. Our scalable, carrier-grade solutions integrate capabilities that allow our customers to optimize the delivery and performance of over-the-top applications and services, monetize network utilization through value-added product deployment, real-time metering and application-aware charging models and personalize the user experience through service tiering and differentiation.

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

Integrated Solutions

Our integrated broadband solutions allow mobile, fixed and enterprise operators to elevate their role in the digital lifestyle ecosystem and expand into new business opportunities. Our solutions enable our customers to increase revenues by monetizing network usage through value-added products, value-based charging and revenue-sharing models, reduce costs by optimizing the delivery and performance of OTT content and cloud computing services and improve customer loyalty by personalizing operator offerings with various choices of service tiers and digital lifestyle options.

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

•	Allot TierManager: Provides and manages differentiated services and tiered service plans that are tailored to subscriber preferences.

•	Allot QuotaManager: Provides and manages usage allowances and caps, with real-time metering of service consumption and dynamic enforcement of quota limits and overage policy.

•
Allot ChargeSmart: Enables real-time, pay-for-use pricing, based on a user’s consumption of data and applications. It also integrates seamlessly in 3G and 4G mobile networks and implements the pricing model via standard telecommunication interfaces, such as Diameter Gx, Sd, Gy and Gz.

Analytics Services

Our analytics solutions analyze traffic data to drive smart business decisions.

•
Allot ClearSee Analytics: is a business intelligence application that helps network operators turn big data into valuable insight for the decision-makers in their organization. Its self-service approach allows network operators to synthesize and analyze large varieties and volumes of data with extreme efficiency. Tools include built-in dashboards for mining Network, Application, Subscriber, Device, and Quality of Experience data, plus Self-Service data mining for modeling fresh perspectives and gaining deeper understanding of network usage and subscriber behavior.

•
Allot ClearSee Data Source extracts a rich variety of raw traffic statistics from operator networks, enriches it with data from operator business systems, and loads it into a cutting-edge data warehouse where it is transformed into modeled data objects that are meaningful to telco operators and easy to manipulate using the Allot ClearSee Analytics application This valuable source data may also be exported to external analytics tools and other business applications.

Video Solutions

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

Security Solutions

Our security solutions protect network customers, network service integrity and brand reputation.

•
Allot WebSafe Personal: Opt-in security services that allow ISP subscribers to define and enforce safe-browsing limits (Parental Control) and to prevent incoming malware from infecting their devices (Anti-Malware). Services are enforced at the network level, requiring no device involvement or battery consumption.

•	Allot WebSafe: URL filtering service that blocks blacklisted content and enables access control to objectionable content on the Internet.

•	Allot ServiceProtector: Attack detection and mitigation services that protect commercial networks against Denial of Service (DoS/DDoS) attacks, Zero Day attacks, worms, zombie and spambot behavior.

Centralized Management

The Allot NetXplorer is the management umbrella for our devices, platforms and solutions, providing a central access point for network-wide monitoring, reporting, analytics, troubleshooting, accounting and QoS policy provisioning. Its user-friendly interface provides our customers with a comprehensive overview of the application, user, device and network topology traffic, while its wide variety of reports provide accessible, detailed analyses of granular traffic data.

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

Customers

We have a global, diversified end-customer base consisting primarily of mobile and fixed service providers, cable operators, private networks, data centers, governments and enterprises. We derive a significant and growing portion of our revenue from direct sales to large mobile and fixed-line service providers. We generate the remainder of our revenue through a select and well-developed network of channel partners, generally consisting of distributors, resellers, original equipment manufacturers (“OEMs”) and system integrators.  In 2013, we derived 23% of our revenues from Europe, 22% from the United States, 31% from Asia and Oceania, 19% from the Middle East and Africa and 5% from the Americas (excluding the United States).

Channel Partners

We market and sell our products to end-customers both by direct sales and through channel partners, which include distributors, resellers, OEMs and system integrators. A significant portion of our sales occur through our channel partners. In 2013, approximately 40% of our revenues were derived from channel partners. Our channel partners generally purchase our products from us upon receiving orders from end-customers and are responsible for installing and providing initial customer support for our products. Our channel partners are located around the world and address most major markets. Our channel partners target a range of end-users, including carriers, alternative carriers, cable operators, private networks, data centers and enterprises in a wide range of industries, including government, financial institutions and education. Our agreements with channel partners that are distributors or resellers are generally non-exclusive, for an initial term of one year and automatically renew for successive one-year terms unless terminated. After the first year, such agreements may typically be terminated by either party upon ninety days prior notice.

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

We have organized our worldwide sales efforts into the following three territories: North and South America; Europe, the Middle East and Africa; and Asia and Oceania. We have regional offices in the United States, Israel, France, United Kingdom, Singapore, Japan, New Zealand and China, and a regional presence in Germany, Italy, Spain, Mexico, Brazil, India, Hong Kong, South Korea, South Africa and Australia.

As of December 31, 2013, our sales and marketing staff, including product management and business development functions, consisted of 82 employees.

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

As of December 31, 2013, our technical staff consisted of 117 employees.

Research and Development

Our research and development activities take place primarily in Israel. As of December 31, 2013, 172 of our employees were engaged primarily in research and development. We devote a significant amount of our resources towards research and development to introduce and continuously enhance products to support our growth strategy. We have assembled a core team of experienced engineers, many of whom are leaders in their particular field or discipline and have technical degrees from top universities and experience working for leading Israeli networking companies. These engineers are involved in advancing our core technologies, as well as in applying these core technologies to our product development activities. Our research and development efforts have benefited from royalty-bearing grants from the Office of the Chief Scientist. The State of Israel does not own any proprietary rights in technology developed with the Office of the Chief Scientist funding and there is no restriction related to the Office of the Chief Scientist on the export of products manufactured using technology developed with Office of the Chief Scientist funding (other limitations on export apply under applicable law). For a description of restrictions on the transfer of the technology and with respect to manufacturing rights, please see “ITEM 3: Key Information—Risk Factors—The government grants we have received for research and development expenditures require us to satisfy specified conditions and restrict our ability to manufacture products and transfer technologies outside of Israel. If we fail to comply with these conditions or such restrictions, we may be required to refund grants previously received together with interest and penalties and may be subject to criminal charges.”

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

As of December 31, 2013, we had two U.S. patents and four pending patent applications in the United States. We expect to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

We have obtained a U.S. trademark registration for one of our key marks that we use to identify our products or services: “NetEnforcer.”

Government Regulation

See “ITEM 5: Overview—Government Grants” for a description of grants received from the Office of the Chief Scientist of the Ministry of Economy.

C.           Organizational Structure

As of December 31, 2013, we held directly and indirectly the percentage indicated of the outstanding capital stock of the following subsidiaries:

Company	Jurisdiction of Incorporation	Percentage Ownership
Allot Communications Inc.	United States	100%
Allot Communications Europe SARL	France	100%
Allot Communications (Asia Pacific) Pte. Limited	Singapore	100%
Allot Communications (UK) Limited	United Kingdom	100%
Allot Communications Japan K.K.	Japan	100%
Allot Communications (New Zealand) Limited	New Zealand	100%
Oversi Networks Ltd.	Israel	100%
Allot Communications (Hong Kong) Ltd	Hong Kong	100%
Allot Communications Africa (PTY) Ltd	South Africa	100%
Allot Communications India Private Ltd	India	100%

D.           Property, Plants and Equipment

Our principal administrative and research and development activities are located in approximately 72,000 square foot (6,700 square meter) facilities in Hod-Hasharon, Israel. The leases for our facilities vary in dates and terms, with the main facility’s lease commencing in July 2006 and expiring in June 2018.

We also lease a 5,862 square foot (545 square meter) facility in Woburn, Massachusetts, for the purposes of our U.S. sales and marketing operations pursuant to a lease that expires in August 2019 and a 15,119 square foot (1,400 square meter) facility in San Diego, California for the purposes of our U.S research and development activities, which expires in April 2018. We lease other smaller facilities for the purpose of our development, sales and marketing and support activities in France, the United Kingdom, Italy, Germany, Singapore, Spain, China, Japan and New Zealand.

ITEM 4A: Unresolved Staff Comments

Not applicable.

ITEM 5: Operating and Financial Review and Prospects

A.           Operating Results

Overview

We are a leading provider of intelligent Internet Protocol (“IP”) service optimization, monetization and personalization solutions for mobile, fixed and wireless broadband service providers and enterprises. Our portfolio of hardware platforms and software applications uses our proprietary deep packet inspection (“DPI”) technology, which we refer to as Dynamic Actionable Recognition Technology, or DART, to transform broadband connections or pipes into smart networks that can manage data traffic efficiently and rapidly deploy value-added products. End-customers use our solutions to create sophisticated policies to monitor network applications, enforce quality of service policies that guarantee mission-critical application performance, mitigate security risks and leverage network infrastructure investments. Demand from users for faster and more reliable access to the Internet, an increase in the number and complexity of broadband applications, and growth in mobile data-enhanced smartphones have resulted in the rapid proliferation of broadband access networks in recent years. Our carrier-class products are used by service providers to offer subscriber-based and application-based tiered services that enable them to optimize their service offerings, reduce churn rates and increase ARPU.

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

In 2013, the primary drivers of our growth were the mobile and fixed markets, which were highlighted by our ongoing relationship with a global Tier 1 mobile and fixed operators groups. Revenues from these customers in 2013 accounted for 45% of our total revenues.

Acquisition of Ortiva and Oversi

                In 2012, we acquired the business of Ortiva Wireless Inc. (“Ortiva”), a developer of solutions for mobile and Internet networks and Oversi Networks Ltd. (“Oversi”), a developer of products and systems for caching Internet content.  See note 1(b) to our consolidated financial statements for further information.

Revenues

We generate revenues from two sources: (1) sales of our network traffic management systems and our network management application solutions and platforms, and (2) maintenance and support services, including installation and training. We generally provide maintenance and support services pursuant to a one- or three-year maintenance and support program, which may be purchased by customers at the time of product purchase or on a renewal basis.

We recognize revenues from product sales when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with respect to implementation remain, the fee is fixed or determinable and collection is probable. We typically grant a one-year hardware and three-month software warranty on all of our products, or one-year hardware and software extended warranty to customers which purchase annual maintenance and support. We record a provision for warranty at the time the product’s revenue is recognized. We estimate the liability of possible warranty claims based on our historical experience. Warranty claims have to date been immaterial to our results of operations. Maintenance and support revenues are recognized on a straight-line basis over the term of the applicable maintenance and support agreement. See “—Critical Accounting Policies and Estimates—Revenue Recognition” below.

Customer concentration.  We derived 14% and 15% of our total revenues in 2012 and 2011, respectively, from one global Tier 1 mobile operator group. In 2013, we derived 45% of our total revenues from three Tier 1 mobile and fixed operators.

Geographical breakdown.  The following table sets forth the geographic breakdown of our revenues by percentage for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
United States	12%	24%	22%
Europe	50	38	23
Asia and Oceania	26	21	31
Middle East and Africa	3	10	19
Americas (excluding United States)	9	7	5
Total	100%	100%	100%

Cost of revenues and gross margins

Our products’ cost of revenues consists primarily of costs of materials, manufacturing services and overhead, warehousing, product testing and royalties paid primarily to the Office of the Chief Scientist (until the end of 2012; when the obligation to royalties to OCS ended due to the repayment to OCS). Our services’ cost of revenues consists primarily of salaries and related personnel costs for our customer support staff as well as the royalty payments mentioned above. We expect cost of revenues to increase as a result of an increase in our product and service revenues, an increase in sales of our higher end products, primarily our Service Gateway platforms, to large customers that we expect will require additional personnel hiring and other operational expenditures related to such sales. Such increases may be partially offset by increased sales of our network management application suites as their related cost of revenues is generally lower. In addition, we are no longer obligated to make royalty payments to the Office of the Chief Scientist, as we reached a settlement with them in December 2012. The balance of the liability related to the grants received from the Office of Chief Scientist was approximately $15.9 million, which was recorded as cost of revenues for the year ended December 31, 2012. In 2013 our gross margin increased as a result of the elimination of royalty payments to the Office of the Chief Scientist with respect to grants received through 2012.

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

General and administrative.  Our general and administrative expenses consist of salaries and related personnel costs, rental expenses, costs for professional services and depreciation. We expect these expenses to increase on an absolute basis as we hire additional personnel and incur additional costs related to the growth of our business as we increase our global presence. General and administrative expenses also include costs associated with corporate governance, tax and regulatory compliance, compliance with the rules implemented by the SEC, NASDAQ and the Tel-Aviv Stock Exchange (“TASE”) and premiums for our director and officer liability insurance.

Financial income (expenses), net

Financial income (expenses), net consists primarily of interest earned on our cash balances and other financial investments, foreign currency exchange gains or losses, gains or losses resulting from the sale of marketable securities and bank fees.

In 2013, we had $0.7 million financial income, net compared to $1.4 million financial income, net in 2012. The change is primarily attributed to a decrease in our interest income which derived from lower interest rates received for our short-term bank deposits during 2013 and from the increase in the amortization of our marketable securities’ premium during 2013.

In addition, financial and other income (expenses), net, may fluctuate due to foreign currency exchange gains or losses, as well as interest rate changes. See “—Factors Affecting Our Performance.”

Approved Enterprise

Our facilities in Hod-Hasharon, Israel have been granted Approved Enterprise status under the Encouragement of Capital Investments Law, 1959 and enjoy certain tax benefits under this program. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2013, our net operating loss carry forwards for Israeli tax purposes totaled approximately $40 million, which includes losses related to our acquisition of Oversi. As a result of our acquisition of Oversi, we offset operating losses in Israel against taxable income annually with a limitation of up to 20% of the total accumulated loss but no more than 50% of our taxable income. Income derived from other sources, other than through our “Approved Enterprise” status, during the benefit period will be subject to the regular corporate tax rate.

Government Grants

Our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist under our approved plans in accordance with the Research and Development Law. Through December 31, 2012, we had received approval for and recorded in our books grants totaling $30.8 million from the Office of the Chief Scientist, including $4.1 million attributed to NetReality products. Because the NetReality products were discontinued and will no longer be sold, the $4.1 million was cancelled, and we are not obligated to repay this amount. Under Israeli law and the approved plans, royalties on the revenues derived from sales of all of our products are payable to the Israeli government, generally at the rate of 3.0% during the first three years and 3.5% beginning in the fourth year, up to the amount of the received grants as adjusted for fluctuation in the U.S. dollar/shekel exchange rate. The amounts received after January 1, 1999 bear interest at the twelve-month LIBOR as at the beginning of the year in which a grant is approved. Our obligation to pay these royalties is contingent upon actual sales of our products and no payment is required if no sales are made.  In December 2012, we recorded a liability of $15.9 million due to a settlement with the Office of the Chief Scientist, representing the full balance of the contingent liability related to grants received. This settlement was paid in 2013. Upon making this payment, we have eliminated all royalty obligations related to our anticipated revenues and did not incur the expense associated with future interest payments related to such obligations.

Factors Affecting Our Performance

Our business, financial position and results of operations, as well as the period-to-period comparability of our financial results, are significantly affected by a number of factors, some of which are beyond our control, including:

Customer concentration. We derived 45% of our total revenues in 2013 from three global Tier 1 mobile and fixed operator groups. While we have some visibility into the likely scope of the customers’ projects, our relationships are conducted solely on a purchase order basis and we do not have any commitment for future purchase orders from these customers. The loss of any of such significant customers could harm our results of operations and financial condition.

Size of end-customers and sales cycles.  We have a global, diversified end-customer base consisting primarily of service providers and enterprises. The deployment of our products by small and midsize enterprises and service providers can be completed relatively quickly with a limited number of NetEnforcer and/or Service Gateway systems compared to the number required by large service providers. In 2013, we have increased the portion of our sales to large service providers. Large service providers take longer to plan the integration of our solutions into their existing networks and to set goals for the implementation of the technology. Sales to large service providers are therefore more complicated as they involve a relatively larger number of network elements and solutions, as well as NetEnforcer and/or Service Gateway systems. We are seeking to achieve further significant customer wins in the large service provider market that would positively impact our future performance. The longer sales cycles associated with the increased sales to large service providers of our platforms may increase the unpredictability of the timing of our sales and may cause our quarterly and annual operating results to fluctuate if a significant customer delays its purchasing decision and/or defers an order. Furthermore, longer sales cycles may result in delays from the time we increase our operating expenses and make investments in inventory to the time that we generate revenue from related product sales.

Average selling prices.  Our performance is affected by the selling prices of our products. We price our products based on several factors, including manufacturing costs, the stage of the product’s life cycle, competition, technical complexity of the product, discounts given to channel partners in certain territories, customization and other special considerations in connection with larger projects. We typically are able to charge the highest price for a product when it is first introduced to the market. We expect that the average selling prices for our products will decrease over the product’s life cycle as our competitors introduce new products and DPI technology becomes more standardized. In order to maintain or increase our current prices, we expect that we will need to enhance the functionality of our existing products by offering higher system speeds, additional value-added products and features, such as additional security functions, supporting additional applications and providing enhanced reporting tools. We also from time to time introduce enhanced products, typically higher-end models that include new architecture and design and new capabilities. Such enhanced products typically increase our average selling price. To further offset such declines, we sell maintenance and support programs for our products, and as our customer base and number of field installations grow, our related service revenues are expected to increase.

Cost of revenues and cost reductions.   Our cost of revenues as a percentage of total revenues was 28.5% for 2011, 44.8% for 2012 (29.6% excluding the impact of the $15.9 million expenses related to settlement of Office of Chief Scientist grants) and 27.8% for 2013. Our products use off-the-shelf components and typically the prices of such components decline over time. However, the introduction and sale of new or enhanced products and services may result in an increase in our cost of revenues. We make a continuous effort to identify cheaper components of comparable performance and quality. We also seek improvements in engineering and manufacturing efficiency that will reduce costs. Our products incorporate features that require the payment of royalties to third parties. In addition, new products usually have higher costs during the initial introduction period. We generally expect such costs to decline as the product matures and sales volume increases. The introduction of new products may also involve a significant decrease in demand for older products. Such a decrease may result in a devaluation or write-off of such older products and their respective components. In 2013, we recorded a write-off of $ 0.7 million of inventory to our cost of revenues for products and components. The growth of our customer base is usually coupled with increased service revenues primarily resulting from increased maintenance and support. In addition, the growth of our installed base with large service providers may result in increased demand for professional services, such as training and installation services. An increase in demand for such services may require us to hire additional personnel and incur other expenditures. However, these additional expenses, handled efficiently, may be utilized to further support the growth of our customer base and increase service revenues.

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

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, or U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty and actual results may differ. Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this annual report. Certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in our industry, information provided by our customers and information available from other outside sources, as appropriate. With respect to our policies on revenue recognition and warranty costs, our historical experience is based principally on our operations since we commenced selling our products in 1998. Our estimates are primarily guided by observing the following critical accounting policies:

•	Revenue recognition;

•	Provision for returns;

•	Warranty costs;

•	Allowance for doubtful accounts;

•	Accounting for stock-based compensation;

•	Inventories;

•	Marketable securities;

•	Impairment of goodwill and long lived assets;

•	Income taxes; and

•	Contingencies.

Because each of the accounting policies listed above requires the exercise of certain judgments and the use of estimates, actual results may differ from our estimations and as a result would increase or decrease our future revenues and net income.

Revenue recognition. We generate revenues mainly from selling its products along with related maintenance and support services. At times, these arrangements may also include professional services, such as installation services or training. The Company generally sells its products through resellers, distributors, OEMs and system integrators, all of whom are considered end-users.

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

Maintenance and support related revenues included in multiple element arrangements are deferred and recognized on a straight-line basis over the term of the applicable maintenance and support agreement. Other services are recognized upon the completion of installation or when the service is provided. In instances where the services provided in a multiple element arrangement are considered essential to the functionality of the product and payment of the product is contingent upon performance of the services, the sales of the products and services would be considered one unit of accounting. Deferred revenues are classified as short and long term based on their contractual term and recognized as revenues at the time the respective elements are provided.

Revenues arrangements with multiple deliverables are allocated using the relative selling price method. The Company determines the best estimated selling price (“BESP”) in multiple elements arrangements as follows:

For the products the Company determine the “BESP” based on management’s estimated selling price (“ESP”) by reviewing historical transactions and considering multiple other factors, including but not limited to, pricing practices including discounting, and competition.

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

For the years ended December 31, 2013 and December 31, 2012, for maintenance and support, the Company determined the selling price based on VSOE of the price charged based on standalone sales (renewals) of such elements using a consistent percentage of the Company's product price lists in the same territories.

Deferred revenues are classified as short- and long-term based on their contractual term and recognized as revenues at the time the respective elements are provided.

We provide a provision for product returns and stock rotation based on its experience with historical sales returns, stock rotations and other known factors. Such provisions amounted to $0.89 million and $0.79 million as of December 31, 2013 and 2012, respectively.

Warranty costs. We typically grant a one-year hardware and three months software warranty on all of our products, or one-year hardware and software extended warranty to customers which purchase annual maintenance and support, and record a provision for warranty at the time the product’s revenue is recognized. We estimate the liability of possible warranty claims based on our historical experience. We estimate the costs that may be incurred under our warranty arrangements and record a liability in the amount of such costs at the time product revenue is recognized. We periodically assess the adequacy of the recorded warranty liabilities and adjust the amounts as necessary.

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

In connection with the grant of options, we recorded total stock-based compensation expense of $2.3 million in 2011, $4.8 million in 2012 and $7.7 million in 2013. In 2013, $0.3 million, $1.7 million, $3.1 million and $2.6 million of our stock-based compensation expense resulted from cost of revenue, research and development expenses, net, sales and marketing expenses and general and administrative expenses, respectively, based on the department in which the recipient of the option grant was employed. As of December 31, 2013, we had an aggregate of $15.8 million of deferred unrecognized stock-based compensation remaining to be recognized over a weighted average vesting period of 2.13 years. Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventory and discontinued products. Inventory write-off provision as of December 31, 2013, 2012 and 2011 totaled $1.8 million, $1.4 million and $1.7 million respectively.

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

As of December 31, 2013, we held available for sale marketable securities of $40.8 million. As of December 31, 2013, the unrealized loss recorded to other comprehensive income was $0.02 million.

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

We believe that our business activity and management structure meet the criterion of being a single reporting unit for accounting purposes. We performed an annual impairment analysis as of December 31, 2013 and determined that the carrying value of the reporting unit was less than the fair value of the reporting unit. Fair value is determined using market capitalization. During the years ended 2011, 2012 and 2013, no impairment losses were recorded.

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC No. 360, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2013, no impairment losses have been identified.

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

During 2011, 2012 and 2013, no impairment losses were recorded.

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

In Israel, we have accumulated operating loss carry forwards of approximately $40.0 million and  capital losses of approximately $27.3 million for tax purposes as of December 31, 2013, which may be carried forward and offset against taxable capital gains in the future for an indefinite period. In the United States, the accumulated losses for U.S. federal income tax return purposes were approximately $5.0 million as of December 31, 2013, which expire between 2024 and 2032. In France, we had approximately $4.4 million in net operating loss carry forwards as of December 31, 2013, which may be carried forward and offset against taxable capital gains in the future for an indefinite period. We believe that because of our history of losses, and uncertainty with respect to future taxable income, it is more likely than not that some of the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future, and therefore, a valuation allowance was provided to reduce deferred tax assets to their realizable value. The valuation allowance for the year ended December 31, 2013 was $12.7 million.

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

Results of Operations

The following table sets forth our statements of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
Revenues:
Products	73.1%	73.6%	68.7%
Services	26.9	26.4	31.3
Total revenues	100.0	100.0	100.0
Cost of revenues:
Products	25.1	25.6	21.3
Services	3.4	4.0	6.5
Total cost of revenues	28.5	44.8	27.8
Gross profit	71.5	55.2	72.2
Operating expenses:
Research and development, net	17.1	21.1	28.0
Sales and marketing	34.1	32.5	41.2
General and administrative	9.6	10.2	10.3
Total operating expenses	60.8	63.8	79.5
Operating profit (loss)	10.7	(8.6)	(7.3)
Financing income (expenses), net	0.5	(1.3)	0.8
Profit (loss) before income tax expense (benefit)	11.2	(7.3)	(6.6)
Income tax (expense) benefit	0.1	0.9	(0.1)
Net profit (loss)	11.3%	(6.4)%	(6.7)%

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues

Products.  Product revenues decreased by $10.8 million, or 14.0%, to $66.3 million in 2013 from $77.1 million in 2012.The decrease is derived by the fact that, a portion of our sales are made to customers in countries in Europe, which have been impacted by the economic downturn and led our customers to minimize their investments in Capital Expenditure activities in 2013 and, to a lesser degree in 2012 and 2011. Sales of our high-end products, primarily the Allot Service Gateway platforms and value added products increase in 2013 (such as Allot Service Protector and Allot Proactive Analytics).

Services.  Services revenues increased by $2.6 million, or 9.4%, to $30.2 million in 2013 from $27.6 million in 2012. The increase in service revenues is primarily attributable to an increase in our installed base in 2013 and also the growth of our professional services activities.

Product revenues comprised 68.7% of our total revenues in 2013, a decrease of 4.9% compared to 2012 while services revenues’ portion of total revenues increased by the same percentage.

During 2013, revenues in Europe decreased by $17.9 million, or 45.1%, compared to 2012. Revenues in the Americas (excluding the United States) decreased by $2.6 million, or 32.7%, in 2013 compared to 2012, and revenues in Asia and Oceania increased by $8.0 million, or 36.2%, in 2013 compared to 2012. Revenues in the Middle East and Africa increased by $7.6 million, or 72.4%, compared to 2012. Revenues in the United States decreased by $3.3 million, or 13.5%, compared to 2012.

Cost of revenues and gross margin

Products.  Cost of product revenues decreased by $6.3 million, or 23.4%, to $20.6 million in 2013 from $26.9 million in 2012. Product gross margin, increased to 69.0% in 2013 from 65.2% in 2012.The main reason is the contribution of the settlement reached with the Office of Chief Scientist in December 31, 2012. The Company paid to the Office of Chief Scientist an amount of $15.9 million liability outstanding in 2013 which eliminated recurring royalty obligations related to revenues recorded.

Excluding the non-recurring payment to the Office of Chief Scientist in 2012, the decrease in cost of revenues is consistent with the decrease in product revenues.

Services.  Cost of service revenues increased by $2.1 million, or 49.4%, to $6.3 million in 2013 from $4.2 million in 2012. This increase is consistent with the increase of service revenues.

Total gross margin, increased to 72.2% in 2013 from 70.4% in 2012, excluding the impact of the settlement.

Operating expenses

Research and development. Gross research and development expenses increased by $3.2 million, or 12.9%, to $28.1 million in 2013 from $24.9 million in 2012. This increase is primarily attributable to an increase in salaries and labor costs which principally resulted from an increase in the average yearly head count derived mainly from the acquisitions of Ortiva and Oversi. This increase along with the increase in other overhead expenses amounted to $2.7 million. In addition, stock-based compensation increased by $0.5 million.

Research and development expenses, net of received and accrued grants from the Office of the Chief Scientist, increased by $4.9 million, or 22.5%, to $27.0 million in 2013 from $22.1 million in 2012. Grants received from the Office of the Chief Scientist totaled $1.1 million in 2013 compared to $2.9 million in 2012. The decrease in grants received is due the fact that from 2013, the Company is qualified to participate in an approved program with the OCS for companies with large research and development activities and certain threshold of revenues. Under this program the Company is eligible to receive non-bearing royalty grants that do not require repayments. The grants are smaller than the royalty bearing grants the company received in previous years.

Sales and marketing.  Sales and marketing expenses increased by $5.7 million, or 16.7%, to $39.8 million in 2013 from $34.1 million in 2012. This increase is primarily attributable to increased salaries and related expenses of approximately $4.7 million due to increase in average yearly head count from the acquisitions of Ortiva and Oversi. Stock-based compensation increased by $1.5 million, commission expenses, travel and other expenses decreased by $0.5 million.

Sales and marketing expenses, as a percentage of total revenues increased to 41.2% in 2013 from 32.6% in 2012.

General and administrative. General and administrative expenses decreased by $0.7 million, or 6.7%, to $10.0 million in 2013 from $10.7 million in 2012. This decrease is attributable to a decrease in acquisitions activity related expenses of approximately $3.1 million. These expenses were higher in 2012 as a result of non-recurring legal and finance expenses related to acquisition activities during 2012. Labor costs increased by approximately $0.7 million due to increase in the average yearly head count. Stock-based compensation increased by approximately $1.2 million. Travel and other overhead expenses increased by $0.5 million.

General and administrative expenses as a percentage of revenues increased to 10.3% in 2013 from 10.2% 2012.

Financial income (expenses), net. In 2013, we had $0.7 million financial income, net compared to $1.4 million financial income, net in 2012. The change is primarily attributed to a decrease in our interest income derived from lower interest rates received for short-term bank deposits during 2013 and from the increase in the amortization of the premium for our marketable securities during 2013.

Income tax expense (benefit). Income tax expense in 2013 was $0.1 million, compared to income tax benefit of $1.0 million in 2012.  The change is primarily due to the fact that the company recorded deferred tax assets for the first time in 2012 related to our net operating losses expected to be utilized in the foreseeable future.

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

During 2012, revenues in Europe increased by $1.2 million, or 3.2%, compared to 2011. Revenues in the Americas (excluding the United States) increased by $1.0 million, or 13.9%, in 2012 compared to 2011, and revenues in Asia and Oceania increased by $1.7 million, or 8.4%, in 2012 compared to 2011. Revenues in the Middle East and Africa increased by $7.8 million, or 288.9%, compared to 2011. Revenues in the United States increased by $15.2 million, or 160.2%, compared to 2011, which was primarily attributable to orders placed by a leading operator.

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

Financial expenses (income), net. Financial and other income, net in 2012 was $1.4 million income compared to $0.4 million in 2011. The decrease is primarily attributable to the decrease in interest income received from investments in short-term bank deposits as a result of the cash received from our offering of ordinary shares in November 2011.

Income tax benefit. Income tax benefit in 2012 was $1.0 million, compared to income tax benefit of $0.1 million in 2011.  The change is primarily due to an increase in deferred tax assets related to our net operating losses expected to be utilized in the future.

B.           Liquidity and Capital Resources

As of December 31, 2013, we had $42.8 million in cash and cash equivalents, $40.8 million available for sale marketable securities and $38.0 million short-term deposits. As of December 31, 2013, our working capital, which we calculate by subtracting our current liabilities from our current assets, was $133.9 million.

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

Operating activities.

Net cash we used in operating activities in 2013 was $19.2 million. Net cash used in operating activities consisted of a net loss of $6.5 million, a decrease of $15.9 million in liability related to settlement of the Office of Chief Scientist grants, depreciation and amortization of intangible assets of $6.3 million, $7.7 million of stock-based compensation expense, an increase of $3.8 million in inventory, a decrease of $2.1 million in employees and payroll accruals, a decrease of $3.3 million in trade receivables, a decrease of $2.8 million in deferred revenues attributed to sales which revenue recognition criteria were met while cash was collected in the previous years and a decrease of $1.6 million in trade payables.

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

                 Investing activities.

                Net cash provided by investing activities in 2013 was $11.1 million, primarily attributable to the redemption of short-term bank deposits of $40.0 million, an investment in available-for sale marketable securities of $32.8 million and the purchase of property and equipment of $2.7 million and an increase due to redemption of marketable securities of $6.5 million.

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

        We expect that our capital expenditures will total approximately $3.0 million in 2014. We anticipate that these capital expenditures will be primarily related to further investments in lab equipment for research and development, as well as customer support and demo units.

Financing activities.

Net cash provided by financing activities in 2013 was $0.9 million, which was attributable to issuance of share capital through the exercise of stock options of $0.9 million.

Net cash provided by financing activities in 2012 was $4.0 million, which was attributable to issuance of share capital through the exercise of stock options of $5.9 million partially offset by a $2.0 million redemption of bank loan in connection with our acquisition of Oversi.

C.           Research and Development, Patents and Licenses

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

In 2013 we were qualified to participate in two research and development program funded by the Office of the Chief Scientist to develop generic technology relevant to the development of our products. Such programs are approved pursuant to the Research and Development Law, and the regulations promulgated thereunder. One of the programs is for companies with large research and development activities and the other is for members of a "Magnet" consortium. We were eligible to receive non-royalty-bearing grants constituting between 40% and 55% of certain research and development expenses relating to these programs. Although the grants under these programs are not required to be repaid by way of royalties, the restrictions under the Research and Development Law described above apply to these programs.

Total research and development expenses, before royalty bearing grants, were approximately $16.9 million, $24.9 million and $28.1 million in the years ended December 31, 2011, 2012 and 2013, respectively. Royalty bearing grants amounted to $3.7 million and $2.9 million in 2011 and 2012 respectively and non-bearing royalty grants amounted to $1.1 million in 2013.

D.           Trend Information

See “ITEM 5: Operating and Financial Review and Prospects” above.

E.            Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.            Contractual Obligations

The following table of our material contractual and other obligations known to us as of December 31, 2013, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1– 3 years	3-5 years	Over 5 years
	(in thousands of U.S. dollars)
Operating leases — offices(1)	$8,742	$2,447	$5,389	$906	$-
Operating leases — vehicles	799	461	338	-	-
Purchase obligations	1,166	934	116	116	-
Accrued severance pay(2)	282	-	-	-	282
Total	$10,989	$3,842	$5,843	$1,022	$282
_____________________
(1)	Consists primarily of an operating lease for our facilities in Hod Hasharon, Israel, as well as operating leases for facilities leased by our subsidiaries.
(2)
Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation if the employee voluntarily resigns. Of this amount, $28,000 is unfunded.

ITEM 6: Directors, Senior Management and Employees

A.           Directors and Senior Management

Our directors and executive officers, their ages and positions as of March 6, 2014 are as follows:

Name	Age	Position
Directors
Shraga Katz	61	Chairman of the Board
Rami Hadar	50	Director, Chief Executive Officer and President
Itzhak Danziger	65	Director
Nurit Benjamini(1)(2)(3)	47	Director
Steven D. Levy(1)(2)	57	Director
Dov Baharav(1)(2)	63	Director
Yigal Jacoby	53	Director
Executive Officers
Nachum Falek	42	Chief Financial Officer
Amir Hochbaum	54	Vice President — Research and Development
Anat Shenig	44	Vice President — Human Resources
Andrei Elefant	40	Vice President — Product Management and Marketing
Gary Drutin	52	Vice President — International Sales
Itamar Rosen	49	Vice President — Legal Affairs, General Counsel and Company Secretary
Jay Klein	50	Vice President — Chief Technology Officer
Lior Moyal	42	Vice President — Business Development
Pini Gvili	48	Vice President — Operations
Ramy Moriah	58	Vice President — Customer Care and Information Technology
Vin Costello	57	Vice President and General Manager — The Americas
_______________________
(1) Member of our compensation and nomination committee.
(2) Member of our audit committee.
(3) Lead independent director.

Directors

Shraga Katz has served as our chairman of the board of directors since 2008. Mr. Katz is a Venture Partner of Magma Venture Partners, a leading venture capital firm specializing in early-stage investments in communication, semiconductors, internet and media. Mr. Katz has over 30 years of experience in the technology sector and has specialized for over 20 years in the communications industry. In 1996, Mr. Katz founded Ceragon Networks Ltd. (NASDAQ: CRNT), a global provider of high capacity wireless networking solutions for mobile and fixed operators and private networks, and served as its President and Chief Executive Officer until mid-2005. Prior to founding Ceragon, Mr. Katz served in the Israeli Defense Forces for 17 years. Mr. Katz was head of the Electronic Research and Development Department of the Israeli Ministry of Defense. Mr. Katz serves as director on the Board of GreenSQL and Corephotonics. Mr. Katz holds a B.Sc. from the Technion — Israel Institute of Technology and an M.B.A. from Tel Aviv University.

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

Nurit Benjamini has served as an outside director since 2007 and serves as the lead independent director on our board. Ms. Benjamini serves as the Chief Financial Officer of Wixpress Ltd., an internet company that offers web technology that enables online users to create HTML5 websites regardless of technical skill or previous knowledge, since May 2011. Previously, from 2007 to 2011, Ms. Benjamini has served as the Chief Financial Officer of CopperGate Communications Ltd., a leading fabless semiconductor company in home entertainment networking, that was acquired by Sigma Designs Inc. (NASDAQ:SIGM) in November 2009. Prior to her position with CopperGate Communications Ltd., Ms. Benjamini served as the Chief Financial Officer of Compugen Ltd. (NASDAQ: CGEN) from 2000 to 2007. Prior to her position with Compugen Ltd., from 1998 to 2000, Ms. Benjamini served as the Chief Financial Officer of Phone-Or Ltd. Between 1993 and 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (formerly NASDAQ: ALDN).  Ms. Benjamini serves as an outside director of BiolineRX Ltd., a member of its compensation committee, and as a chairman of its audit committee. Ms. Benjamini holds a B.A. in Economics and Business and an M.B.A. in Finance, both from Bar Ilan University, Israel.

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

Dov Baharav joined our board of directors in 2013. He has served as a member of Mellanox’s Board of Directors since November 2010. Mr. Baharav was previously the chairman of the Board of Directors of Israel Aerospace Industries Ltd., a world leader in defense and civil aerospace technology, with revenue over 3.5 Billion dollars, of which 82% is exported. In addition, Mr. Baharav was also previously President and Chief Executive Officer and a member of the board of directors of Amdocs Management Limited, where he transformed the company through vertical and horizontal expansion, various acquisitions, and corporate restructuring. Beginning in 1991 when he joined Amdocs, Mr. Baharav served as Vice President and then President of Amdocs’ principal US subsidiary, Amdocs, Inc. Four years later, he served as Chief Financial Officer of Amdocs Management, and in July 2002, was appointed President and Chief Executive Officer. He was instrumental in transitioning the company back to a state of growth with annual revenues more than doubling over a span of a few years following his appointment. Prior to 1991, Mr. Baharav served as Chief Operating Officer of Optrotech Ltd., a publicly held company that develops, manufactures and markets electro-optical devices. Mr. Baharav is actively involved with the College of Management Academic Studies in Rishon Lezion, Israel. He is also a member of the board of directors at SeamBI, a company specializing in dynamic product placement. Mr. Baharav holds a Bachelor of Science in Physics and Accounting, as well as an MBA from Tel Aviv University.

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

Vin Costello has served as our Vice President and General Manager — The Americas since 2006. Mr. Costello began his career with NYNEX and rapidly rose through the ranks achieving the title of Vice President, Business Network Solutions and Vice President Global Sales. Mr. Costello founded and headed NYNEX Network Integration and upon the merger with Bell Atlantic, was named President and CEO of Bell Atlantic Network Integration.  Mr. Costello departed Verizon for an optical networking start-up where he served as VP of Sales and assisted Corvis Corporation, in their successful initial public offering.  Mr. Costello was subsequently named VP and General Manager of the Managed Storage Division after Corvis purchased Broadwing and reinvented itself as a service provider. Mr. Costello holds a B.Sc. in Computer Applications and Information Systems as well as Business Management (double major) from New York University and earned a M.Sc. in Telecommunications and Computing Management from Polytechnic University.

B.           Compensation of Officers and Directors

The aggregate compensation paid to or accrued on behalf of our directors and executive officers as a group during 2013 consisted of approximately $3.5 million in salary, fees, bonus, commissions and directors’ fees and approximately $0.4 in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers, expenses, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

In 2013, we paid the chairman of the board of directors, Mr. Shraga Katz, an annual fee of NIS 279,000 (approximately $80,000). Mr. Katz is also entitled to customary benefits for a senior executive officer at an Israeli company. In 2013, we paid each of our directors, Itzhak Danziger and Yigal Jacoby, an annual fee of NIS 45,000 (approximately $12,900) and a per meeting attendance fee of NIS 3,750 (approximately $1,100), linked to the Israeli consumer price index. During such time, we paid each of our outside directors, Nurit Benjamini, Steven Levy and Dov Baharav, fees as permitted by the Israeli Companies Law (the “Companies Law”). In 2013, we paid each of our directors (except for Shraga Katz and Rami Hadar) a per meeting attendance fee of NIS 3,750 (approximately $1,100) for any meeting he or she attended in person, NIS 2,250 (approximately $650) for any meeting he or she attended by conference call or similar means, and NIS 1,875 (approximately $550) for any written resolution of the Board executed by such director. Our directors are also typically granted upon election an agreed amount of options and upon reelection options to purchase 30,000 of our ordinary shares, which vest in equal installments on a quarterly basis over a period of three years.

In 2013, we paid our President and Chief Executive Officer, Mr. Rami Hadar, an annual salary of NIS 1,003,000 (approximately $288,000) and a bonus of NIS 401,000 (approximately $115,000) in connection with his performance in 2012.

During 2013, our officers and directors received, in the aggregate, options to purchase 263,334 ordinary shares under our equity based compensation plan. These options have a weighted average exercise price of approximately $12.68 and the options will expire ten years after the date the options were granted.

Compensation Policy

Under the Companies Law, we are required to adopt a compensation policy, recommended by the compensation and nominating committee and approved by the Board of Directors and the shareholders, in that order. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter. In general, all directors and executive officers’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the compensation policy.

In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must be approved separately by the compensation and nominating committee, the Board of Directors and the shareholders of the Company (by the same majority noted above), in that order. The compensation terms of other executive officers require the approval of the compensation and nominating committee and the Board of Directors.

Our compensation policy was approved by our compensation and nominating committee and by our Board of Directors, and subsequently approved by our shareholders in August 2013, and will be in effect for a period of three years following approval.  The following is a summary of our Compensation Policy and is qualified by reference to the full text thereof, a copy of which was attached to our Proxy Statement for our 2013 Annual Meeting of Shareholders.

●
Objectives: To attract, motivate and retain highly experienced personnel who will provide leadership for Allot’s success and enhance shareholder value, and to provide for each executive officer an opportunity to advance in a growing organization.

●	Compensation instruments: Includes base salary; limited personal benefits and perquisites; cash bonuses; equity-based awards; and retirement and termination arrangements.

●
Ratio between fixed and variable compensation: Allot aims to balance the mix of fixed compensation (such as base salary) and variable compensation (such as performance based cash bonuses and equity-based awards) pursuant to the ranges set forth in the Compensation Policy in order, among other things, to tie the compensation of each executive officer to Allot’s financial and strategic achievements and enhance the alignment between the executive officer’s interests and the long-term interests of Allot and its shareholders.

●
Internal compensation ratio: Allot will target a ratio between overall compensation of the executive officers and the average and median salary of the other employees of Allot, as set forth in the Compensation Policy, to ensure that levels of executive compensation will not have a negative impact on work relations in Allot.

●	Base salary, benefits and perquisites: The Compensation Policy provides guidelines and criteria for determining base salary, benefits and perquisites for executive officers.

●
Cash bonuses: Allot’s policy is to allow annual cash bonuses, which may be awarded to executive officers pursuant to the guidelines and criteria, including caps on maximum payouts, set forth in the Compensation Policy.

●
“Clawback”: In the event of an accounting restatement, Allot shall be entitled to recover from current executive officers bonus compensation in the amount of the excess over what would have been paid under the accounting restatement, with a three-year look-back.

●
Equity-based awards: Allot’s policy is to provide equity-based awards in the form of stock options, restricted stock units and other forms of equity, which may be awarded to executive officers pursuant to the guidelines and criteria, including minimum vesting period, set forth in the Compensation Policy.

●	Retirement and termination: The Compensation Policy provides guidelines and criteria for determining retirement and termination arrangements of executive officers, including limitations thereon.

●	Exculpation, indemnification and insurance: The Compensation Policy provides guidelines and criteria for providing directors and executive officers with exculpation, indemnification and insurance.

●
Directors: The Compensation Policy provides guidelines for the compensation of our directors in accordance with applicable regulations promulgated under the Companies Law, and for equity-based awards that may be granted to directors pursuant to the guidelines and criteria, including minimum vesting period, set forth in the Compensation Policy.

●	Applicability: The Compensation Policy applies to all compensation agreements and arrangements approved after the date on which the Compensation Policy is approved by the shareholders.

●	Review: The compensation and nominating committee and the Board of Directors of Allot reviews the adequacy of the Compensation Policy from time to time, as required by the Companies Law.

C.           Board Practices

Corporate Governance Practices

As a foreign private issuer, we are permitted under NASDAQ Marketplace Rule 5615(a)(3) to follow Israeli corporate governance practices instead of the NASDAQ Stock Market requirements applicable to the U.S. issuers, provided we disclose which requirements we are not following and describe the equivalent Israeli requirement. See “ITEM 16G:  Corporate Governance Requirements” for a discussion of those ways in which our corporate governance practices differ from those required by NASDAQ for domestic companies.

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

Shraga Katz, who is a Class I director and our Chairman of the board of directors, will hold office until our annual meeting of shareholders to be held in 2016. Our Class II director, Itzhak Danziger, will hold office until our annual meeting of shareholders to be held in 2014. Our Class III directors, Yigal Jacoby and Rami Hadar, will hold office until our annual meeting of shareholders to be held in 2015. The directors (other than the outside directors) are elected by a vote of the holders of a majority of the voting power present and voting at the meeting. Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor is duly elected and qualified, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she resigns or is removed from office.

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

Outside Directors

               Qualifications of Outside Directors

The Companies Law requires companies incorporated under the laws of the State of Israel with shares listed on a stock exchange, including the NASDAQ Global Market, to appoint at least two outside directors. Our outside directors are Ms. Benjamini, Mr. Levy and Mr. Baharav.  Ms. Benjamini also serves as the lead independent director.

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

NASDAQ Requirements

Under the NASDAQ Stock Market rules, a majority of directors must meet the independence requirements specified in those rules. Our board of directors consists of seven members, four of whom are independent under the NASDAQ Stock Market rules.  Specifically, our board has determined that Ms. Nurit Benjamini, Mr. Dov Baharav, Mr. Yigal Jacoby and Mr. Steven Levy meet the independence standards of the NASDAQ Stock Market rules.  In reaching this conclusion, the board determined that none of these directors have a relationship that would preclude a finding of independence and that the other relationships that these directors have with us do not impair their independence. As stated above under “– Corporate Governance Practices,”. See “ITEM 16G.  Corporate Governance” for additional information.

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

Our audit committee consists of Ms. Nurit Benjamini, Mr. Steven Levy and Mr. Dov Baharav. The financial experts on the audit committee pursuant to the definition of the SEC are all members of the audit committee.

Compensation and Nominating Committee

Under the Companies Law, the compensation committee of a public company must consist of at least three directors who satisfy certain independence qualifications, including the additional independence requirements of the NASDAQ Stock Market rules applicable to the members of compensation committees, and the chairman of the compensation committee is required to be an outside director. We have established a compensation and nominating committee which currently consists of Ms. Nurit Benjamini, Mr. Steven Levy, and Mr. Dov Baharav. The chairperson is Mr. Levy. This committee oversees matters related to our compensation policy and practices. Our board of directors has adopted a compensation and nominating committee charter setting forth the responsibilities of the committee consistent with the Companies Law and the NASDAQ Stock Market rules, which include:

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

        The compensation committee is also authorized to retain and terminate compensation consultants, legal counsel or other advisors to the committee and to approve the engagement of any such consultant, counsel or advisor, to the extent it deems necessary or appropriate after specifically analyzing the independence of any such consultant retained by the committee.

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

D.            Employees

As of December 31, 2013, we had 430 employees of whom 302 were based in Israel, 66 in the United States and the remainder in Europe, Asia and Oceania. The breakdown of our employees by department is as follows:

	December 31,
Department	2011	2012	2013
Manufacturing and operations	19	18	16
Research and development	117	178	172
Sales, marketing, service and support	153	199	199
Management and administration	35	47	44
Total	324	442	430

Under applicable Israeli law, we and our employees are subject to protective labor provisions such as restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and advance notice of termination of employment as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Economy make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation, travel expenses, and pension rights. Our employees are not represented by a labor union. We provide our employees with benefits and working conditions which we believe are competitive with benefits and working conditions provided by similar companies in Israel. We have never experienced labor-related work stoppages and believe that our relations with our employees are good.

E.           Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 6, 2014 by (i) each of our directors and nominees, (ii) each of our executive officers and (iii) all of our executive officers and directors serving as of March 6, 2014, as a group. Unless otherwise stated, the address of each named executive officer and director is c/o Allot Communications Ltd., 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 4501317, Israel.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class
Directors
Itzhak Danziger	*	*
Nurit Benjamini	*	*
Rami Hadar	*	*
Shraga Katz	*	*
Steven D. Levy	*	*
Yigal Jacoby	*	*
Dov Baharav	*	*
Executive Officers
Amir Hochbaum	*	*
Anat Shenig	*	*
Andrei Elefant	*	*
Gary Drutin	*	*
Itamar Rosen	*	*
Jay Klein	*	*
Lior Moyal	*	*
Nachum Falek	*	*
Pini Gvili	*	*
Ramy Moriah	*	*
Vin Costello	*	*
All directors and executive officers as a group (18 persons)	635,242	1.89%
 __________________________
*	Less than one percent of the outstanding ordinary shares.

(1)
As used in this table, “beneficial ownership” is determined in accordance with the rules of the SEC and consists of either or both voting or investment power with respect to securities. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 6, 2014 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for the purpose of computing the ownership percentage of any other person. Except as otherwise indicated, the persons named in the table have reported that they have sole voting and sole investment power with respect to all shares of common stock shown as beneficially owned by them. The amounts and percentages are based upon 33,001,100 ordinary shares outstanding as of March 6, 2014 pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act.

Our directors and executive officers hold, in the aggregate, outstanding options exercisable for 1,113,431 ordinary shares, as of March 6, 2014. These options have a weighted average exercise price of $9.84 per share and have expiration dates until 2024.

Share Option Plans

We have adopted four share option plans and, as of March 6, 2014, we had 2,799,950 ordinary shares outstanding and 715,457 remained available for future options or other awards.

Total shares outstanding as of March 6, 2014 totaled 33,001,100.  Under our share option plans, as of March 6, 2014 options to purchase 2,799,950 ordinary shares at a weighted average exercise price of $10.76 per share were outstanding of which options to purchase 1,327,802 ordinary shares were vested and exercisable.

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

The number of ordinary shares that we may issue under the 2006 plan will increase on the first day of each fiscal year during the term of the 2006 plan, in each case in an amount equal to the lesser of (i) 1,000,000 shares, (ii) 3.5% of our outstanding ordinary shares on the last day of the immediately preceding year, or (iii) an amount determined by our board of directors. The number of shares subject to the 2006 plan is also subject to adjustment if particular capital changes affect our share capital. Ordinary shares subject to outstanding awards under the 2006 plan or our 2003 plan or 1997 plans that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2006 plan. As of March 6, 2014, options or other awards to purchase 2,796,269 ordinary shares were outstanding under the 2006 plan and 638,190 remained available for future options or other awards.

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

Allot Communications Ltd. Key Employee Share Incentive Plan (2003)

Our 2003 share option plan provides for the grant of options to our and our affiliates’ employees, directors, officers, consultants, advisers and service providers. As of March 6, 2014, there were outstanding options to purchase 3,681 ordinary shares under the plan, all of which were vested and exercisable. We no longer grant options under this plan, and ordinary shares underlying any option granted under this plan that terminates without exercise become available for future issuance under our 2006 plan.

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

ITEM 7: Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 6, 2014, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
FMR LLC (2)	3,250,691	9.9%
Zohar Zisapel (3)	2,842,378	8.6%
T. Rowe Price Associates, Inc (4)	2,786,740	8.4%
Migdal Insurance & Financial holdings Ltd (5)	2,616,542	7.9%
Psagot Investment Ltd (6)	1,876,791	5.7%
______________
(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 6, 2014 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 33,001,100 ordinary shares outstanding as of March 6, 2014.

(2)
Based on a Schedule 13G/A filed on February 14, 2013. Includes 2,920,191 shares beneficially owned by Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC, of which Edward C. Johnson 3d and FMR LLC, through its control of Fidelity Management & Research Company, and the funds each has sole dispositive power; Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors, LLC , each has sole dispositive power and sole voting power over 11,900 shares; and Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company  each has sole dispositive power and sole voting power over 318,600 shares. The address of the FMR entities is 82 Devonshire St., Boston MA 02109.

(3)
Based on a Schedule 13G/A filed on January 13, 2011. Consists of 2,777,487 shares held by Zohar Zisapel and 64,891 shares held by Lomsha Ltd., an Israeli company controlled by Zohar Zisapel. The address of Mr. Zisapel and Lomsha Ltd. is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

(4)
Based on a Schedule 13G/A filed on February 13, 2014. Of these shares, T. Rowe Price Associate reported that it held sole voting power over 613,300 and sole dispositive power over 2,786,740 shares. The address of T. Rowe Price Associates Inc is 100 E. Prat Street, Baltimore, Maryland 21202.

(5)
Based on a Schedule 13G/A filed on February 13, 2014.Midgal Insurance & Financial Holdings Ltd reported that it held shared voting power and shared dispositive power over these shares.  Of these shares, 2,553,131 shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Midgal Insurance & Financial Holdings Ltd, according to the following segmentation: 1,465,149 shares are held by Profit participating life assurance accounts; 991,940 shares are held by Provident funds and companies that manage provident funds and 96,042 shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. The address of the reporting person is 4 Efal Street; P.O BOX 3063; Petach Tikva 49512, Israel.

(6)
Based on a Schedule 13G filed on February 19, 2014. Psagot Investment House Ltd. reported that it held shared voting power and shared dispositive power over these shares.  Consists of 699,295 shares beneficially owned by Psagot Securities Ltd; 327,646 shares beneficially owned by Psagot Provident Funds and Pension Ltd; 34,194 shares beneficially owned by Psagot Mutual Funds Ltd (of this amount, 8,508 shares may also be considered beneficially owned by Psagot Securities Ltd., but are not included in the shares beneficially owned by Psagot Securities Ltd., as indicated above); and 815,656 shares beneficially owned by Psagot Exchange Traded Notes Ltd. The address of the Psagot entities is Psagot Investment House Ltd. – 14 Ahad Ha’am Street, Tel Aviv 65142, Israel.

Significant Changes in the Ownership of Major Shareholders

As of March 6, 2014, FMR LLC was the beneficial owner of 3,250,691, or 9.9%, of our ordinary shares. Its beneficial ownership did not change compared to the amounts reported in our 2012 Annual Report. As of August 31, 2012, FMR LLC was the beneficial owner of 4,032,891, or 12.6%, of our ordinary shares, as reported in FMR LLC’s Schedule 13G filed on September 10, 2012.

As of March 6, 2014, Alydar Group was no longer a major shareholder. As of March 8, 2013, Alydar Group was the beneficial owner of 1,708,860, or 5.3%, of our ordinary shares, as reported in our 2012 Annual Report.

As of March 6, 2014, Zohar Zisapel was the beneficial owner of 2,842,378, or 8.6%, of our ordinary shares. Its beneficial ownership did not change since December 31, 2010.

As of March 6, 2014, Turner Investments was no longer a major shareholder. As of March 8, 2013, Turner Investments was the beneficial owner of 1,661,239, or 5.0%, of our ordinary shares, as reported in our 2012 Annual Report.

As of March 6, 2014, T. Rowe Price Associates, Inc. was the beneficial owner of 2,786,740, or 8.4%, of our ordinary shares. As of May 31, 2013, T. Rowe Price Associates, Inc. was the beneficial owner of 3,280,510, or 10.0%, of our ordinary shares as reported in T. Rowe Price Associates, Inc.’s Schedule 13G filed on June 10, 2013.

As of March 6, 2014, Migdal Insurance & Financial Holdings Ltd was the beneficial owner of 2,616,542, or 7.9%, of our ordinary shares. As of April 12, 2013, Migdal Insurance & Financial Holdings Ltd was the beneficial owners of 1,662,268, or 5.1%, of our ordinary shares as reported in Midgal Insurance & Financial Holdings Ltd filed on May 21, 2013.

        As of March 6, 2014, Psagot Investment House Ltd was the beneficial owner of 1,876,791, or 5.75% of our ordinary shares.  As of April 30, 2013, Psagot investment Ltd was the beneficial owner of 1,785,319, or 5.5%, of our ordinary shares as reported in Psagot Investment House Ltd’s Schedule 13G filed on May 13, 2013.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 1, 2014, there were 18 record holders of ordinary shares, of which 9 consisted of United States record holders holding approximately 99.40% of our outstanding ordinary shares. The United States record holders included Cede & Co., the nominee of the Depositary Trust Company.

B.            Related Party Transactions

Our policy is to enter into transactions with related parties on terms that, on the whole, are no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.

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

Agreement with Galil Software

Our director, Itzhak Danziger, is Chairman of the board of directors of Galil Software Ltd.  We have engaged Galil Software since 2010 to provide us with certain quality assurance services in the ordinary course of our business.   We paid Galil Software approximately $305,000 in 2012, approximately $302,000 in 2013 and approximately $13,000 in 2013 through March 6, 2014.

C.            Interests of Experts and CounselNot applicable.

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

Stock Price History

Our ordinary shares have been trading on the NASDAQ Global Select Market under the symbol “ALLT” since November 2006. The following table sets forth the high and low sales prices for our ordinary shares as reported by the NASDAQ Global Market, in U.S. dollars, for 2013 and 2013, each quarter in the 2013 and 2012 and the most recent six months prior to the filing of this annual report as reported by the Tel Aviv Stock Exchange (since December 2010), in NIS, for each of the last five years:

	NASDAQ Global Market		Tel Aviv Stock Exchange
Year	High	Low	High		Low
2010	$11.64	$4.00	NIS	42.57	NIS	37.20
2011	19.05	9.45		71.22		35.74
2012	28.03	15.55		111.60		58.56
2013	18.28	11.01		68.12		39.2
2014 (through March 6, 2014)	17.06	14.93		62.96		52.01

	NASDAQ Global Market		Tel Aviv Stock Exchange
2012	High	Low	High		Low
First Quarter	$23.25	$15.55	NIS	86.17	NIS	58.56
Second Quarter	28.03	21.87		110.00		83.07
Third Quarter	27.82	21.32		111.60		88.58
Fourth Quarter	25.50	17.12		99.72		63.60

	NASDAQ Global Market		Tel Aviv Stock Exchange
2013	High	Low	High		Low
First Quarter	$18.28	$11.94	NIS	68.12	NIS	45.19
Second Quarter	13.79	11.01		50.14		39.20
Third Quarter	15.55	12.02		54.86		42.86
Fourth Quarter	15.13	12.63		53.18		45.04

	NASDAQ Global Market		Tel Aviv Stock Exchange
Most Recent Six Months	High	Low	High		Low
March 2014 (through March 6, 2014)	$16.51	$16.29	NIS	58.22	NIS	57.13
February 2014	17.13	15.78		60.28		54.54
January 2014	17.06	14.93		62.96		52.01
December 2013	15.13	13.02		53.18		45.89
November 2013	13.77	12.71		48.17		45.08
October 2013	14.35	12.63		50.43		45.04

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

Ordinary Shares

Our authorized share capital consists of 200,000,000 ordinary shares, par value NIS 0.10 per share. As of March 6, 2014, we had 33,001,100 ordinary shares outstanding. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the Ordinary Shares are as follows:

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

Shareholder Meetings

We are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. Our board of directors may convene a special general meeting of our shareholders and is required to do so at the request of two directors or one quarter of the members of our board of directors or at the request of one or more holders of 5% or more of our share capital and 1% of our voting power or the holder or holders of 5% or more of our voting power. All shareholder meetings require prior notice of at least 21 days. The chairperson of our board of directors, or any other person appointed by the board of directors, presides over our general meetings. In the absence of the chairperson of the board of directors or such other person, one of the members of the board designated by a majority of the directors presides over the meeting. If no director is designated to preside as chairperson, then the shareholders present will choose one of the shareholders present to be chairperson. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting.

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

Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority. A resolution for the voluntary winding up of the company requires the approval by holders of at least 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution. Under our articles of association (1) certain shareholders’ resolutions require the approval of a special majority of the holders of at least 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution, and (2) certain shareholders’ resolutions require the approval of a special majority of the holders of at least two-thirds of the voting securities of the company then outstanding.

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

The duty of care of an office holder requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances.  The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain certain information pertaining to the proposed action before the board of directors.

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

Disclosure of personal interests of an office holder and approval of acts and transactions

The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have relating to any existing or proposed transaction by the company (as well as certain information or documents).  Once an office holder has disclosed his or her personal interest in a transaction, the approval of the appropriate organ(s) in the company is required in order to effect the transaction.  However, a company may approve such a transaction or action only if it is in the best interests of the Company.

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

Merger. The Companies Law permits merger transactions between two Israeli companies if approved by each party’s board of directors and a certain percentage of each party’s shareholders. Following the approval of the board of directors of each of the merging companies, the boards must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. In 2013 and 2012, the corporate tax rates were25% of their taxable income. The corporate tax rate for 2014 is 26.5%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Preferred Enterprise or a Beneficiary Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

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

Tax benefits under the 2011 Amendment

As of January 1, 2011 new legislation amending to the Investment Law came into effect (the “2011 Amendment”). The 2011 Amendment introduced a new status of “Preferred Company” and “Preferred Enterprise”, replacing the existed status of “Beneficiary Company” and “Beneficiary Enterprise”. Similarly to “Beneficiary Company”, a Preferred Company is an industrial company owning a Preferred Enterprise which meets certain conditions (including a minimum threshold of 25% export). However, under this new legislation the requirement for a minimum investment in productive assets was cancelled.

Under the 2011 Amendment, a uniform corporate tax rate will apply to all qualifying income of the Preferred Company, as opposed to the former law, which was limited to income from the Approved Enterprises and Beneficiary Enterprise during the benefits period.  The uniform corporate tax rate will be 7 % in areas in Israel designated as Development Zone A and 12.5% elsewhere in Israel during 2013, 9% and 16%, respectively, in 2014.

A dividend distributed from income which is attributed to a Preferred Enterprise/Special Preferred Enterprise will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 15% in 2013 and 20% as of 2014 (iii) non-Israeli resident - 15% in 2013 and 20% as of 2014 subject to a reduced tax rate under the provisions of an applicable double tax treaty.

The provisions of the 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. These transitional provisions provide, among other things, that  unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment came into effect, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which had participated in an alternative benefits program, before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met; and (iii) a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

Under the transition provisions of the new legislation, a company may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. We intend to implement the new legislation in 2016.

Tax benefits under the 2012 Amendment

Special Provisions Relating to Taxation Under Inflationary Conditions

Under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Israeli law”), results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index ("Israeli CPI"). Accordingly, until 2011, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in the taxable year 2003, we have elected to measure our taxable income and file our tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. This election is for a three-year period. Accordingly, commencing in the taxable year 2012.

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

We use currency forward contracts together with currency options primarily to hedge payments in NIS. These transactions constitute a future cash flow hedge.  As of December 31, 2013, we had outstanding forward contracts in the amount of $1.7 million. These transactions were for a period of up to twelve months. As of December 31, 2013, the fair value of the above mentioned foreign currency derivative contracts was $0.3 million.

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

From the effective date of the registration statement and until December 31, 2013, the net proceeds had been invested in cash equivalents, marketable securities, capital expenditure and other corporate purposes.  None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

We conducted a subsequent public offering of our ordinary shares on November 15, 2011 raising net proceeds of $85 million.

ITEM 15: Controls and Procedures

(a)           Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31,2013. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2013, our disclosures controls and procedures were effective at the reasonable assurance level.

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

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2013 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

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

ITEM 16: [Reserved]

ITEM 16A: Audit Committee Financial Expert

The board of directors has determined that Nurit Benjamini is an “audit committee financial expert” as defined under the U.S. federal securities laws and is independent under the rules of the NASDAQ Stock Market.

ITEM 16B: Code of Ethics

We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, controller and persons performing similar functions. This code has been posted on our website, www.allot.com. Waivers of our code of ethics may only be granted by the board of directors.  Any amendments to this code or any waiver that is granted, and the basis for granting the waiver, will be publicly communicated as appropriate. We granted no waivers under our Code of Ethics in 2013.

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Auditors

The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm.

	Year ended December, 31,
	2012	2013
	(in thousands of U.S. dollars)
Audit Fees(1)	$285	$275
Audit-Related Fees(2)	105	25
Tax Fees(3)	73	83
All Other Fees(4)	41	15
Total	$504	$398

(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit for 2012 and 2013, certain procedures regarding our quarterly financial results submitted on Form 6-K, the filing of our Form F-3, fees related to public offering, and consultation concerning financial accounting and reporting standards.

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

ITEM 16F:  Change in Registrant’s Certifying Accountant

None.

ITEM 16G:  Corporate Governance

As a foreign private issuer, we are permitted under NASDAQ Marketplace Rule 5615(a)(3) to follow Israeli corporate governance practices instead of the NASDAQ Stock Market requirements, provided we disclose which requirements we are not following and describe the equivalent Israeli requirement. We must also provide NASDAQ with a letter from outside counsel in our home country, Israel, certifying that our corporate governance practices are not prohibited by Israeli law.

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

ITEM 16H:  Mine Safety Disclosure

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
Rami Hadar
Chief Executive Officer and President

Dated: March 26, 2014

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

4.2	Key Employees of Subsidiaries and Consultants Share Incentive Plan (1997) (1)
4.3	Key Employees Share Incentive Plan (1997) (1)
4.4	Key Employees Share Incentive Plan (2003) (1)
4.5	2006 Incentive Compensation Plan(2)
4.6	Manufacturing Agreement, dated July 19, 2007, by and between Flextronics (Israel) Ltd. and the Registrant* (3)
4.7	Amendment No. 1, dated September 1, 2012, to the Manufacturing Agreement, dated July 19, 2007, by and between Flextronics (Israel) Ltd. and the Registrant*(4)
8.1	List of Subsidiaries of the Registrant
11.1	Code of Ethics (5)
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications) (6)
14.1	Consent of Kost Forer Gabbay & Kasierer
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.LAB	XBRL Taxonomy Label Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

__________________________

(1)	Previously filed with the Securities and Exchange Commission on October 31, 2006 pursuant to a registration statement on Form F-1 (File No. 333-138313) and incorporated by reference herein.

(2)	Previously filed with the Securities and Exchange Commission on March 21, 2013 as Exhibit 4.5 to Form 20-F for the year ended December 31, 2012 and incorporated by reference herein.

(3)	Previously filed with the Securities and Exchange Commission on June 27, 2008 as Exhibit 4.11 to Form 20-F for the year ended December 31, 2007 and incorporated by reference herein.

(4)	Previously filed with the Securities and Exchange Commission on March 21, 2013 as Exhibit 4.7 to Form 20-F for the year ended December 31, 2012 and incorporated by reference herein.

(5)	Previously filed with the Securities and Exchange Commission on June 28, 2007 as Exhibit 4 to Form 20-F for the year ended December 31, 2006 and incorporated by reference herein.

(6)	Furnished herewith.

*
Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Exchange Act.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

U.S. DOLLARS IN THOUSANDS

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ALLOT COMMUNICATIONS LTD.

        We have audited the accompanying consolidated balance sheets of Allot Communications Ltd. ("the Company") and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

       We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2014 expressed an unqualified opinion thereon.

Tel Aviv, Israel March 26, 2014	/s/ Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ALLOT COMMUNICATIONS LTD.

         We have audited Allot Communications Ltd. ("the Company") and its subsidiaries internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

 In our opinion, the Company and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013 and our report dated March 26, 2014 expressed an unqualified opinion thereon.

Tel Aviv, Israel March 26, 2014	/s/ Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2013	2012
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$42,813	$50,026
Restricted cash and deposits	-	146
Short-term bank deposits	38,000	78,042
Available-for-sale marketable securities	40,798	14,841
Trade receivables (net of allowance for doubtful accounts of $ 441 and $ 280 at December 31, 2013 and 2012 respectively)	16,908	20,236
Other receivables and prepaid expenses	8,218	6,815
Inventories	13,798	9,963

Total current assets	160,535	180,069

NON-CURRENT ASSETS:
Severance pay fund	254	213
Deferred taxes	1,602	1,525
Other assets	771	239

Total non-current assets	2,627	1,977

PROPERTY AND EQUIPMENT, NET	5,874	6,609

INTANGIBLE ASSETS, NET	9,407	12,322
GOODWILL	20,814	20,814

Total assets	$199,257	$221,791

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2013	2012
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$3,191	$4,809
Employees and payroll accruals	6,129	8,182
Deferred revenues	12,504	13,829
Liability related to settlement of OCS grants (See note 11a)	-	15,886
Other payables and accrued expenses	4,777	5,765

Total current liabilities	26,601	48,471

LONG-TERM LIABILITIES:
Deferred revenues	2,447	3,945
Accrued severance pay	282	254

Total long-term liabilities	2,729	4,199

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.1 par value - Authorized: 200,000,000 shares at December 31, 2013 and 2012; Issued and outstanding: 32,877,118 and 32,547,151 shares at December 31, 2013 and 2012, respectively	774	761
Additional paid-in capital	242,629	233,985
Accumulated other comprehensive income	366	1,760
Accumulated deficit	(73,842)	(67,385)

Total shareholders' equity	169,927	169,121

Total liabilities and shareholders' equity	$199,257	$221,791

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2013	2012	2011
Revenues:
Products	$66,318	$77,127	$56,810
Services	30,227	27,625	20,943
Total revenues	96,545	104,752	77,753

Cost of revenues:
Products	20,572	26,857	19,540
Services	6,246	4,180	2,635
Expenses related to settlement of OCS grants (See note 11a)	-	15,886	-
Total cost of revenues	26,818	46,923	22,175

Gross profit	69,727	57,829	55,578

Operating expenses:
Research and development (net of grant participations of $ 1,051, $ 2,855 and $ 3,674 for the years ended December 31, 2013, 2012 and 2011, respectively)	27,022	22,060	13,222
Sales and marketing	39,817	34,127	26,543
General and administrative	9,952	10,664	7,474

Total operating expenses	76,791	66,851	47,239

Operating income (loss)	(7,064)	(9,022)	8,339
Financial income, net	(727)	(1,358)	(415)

Income (loss) before income tax expenses (benefit)	(6,337)	(7,664)	8,754
Income tax expenses (benefit)	120	(926)	(55)

Net income (loss)	$(6,457)	$(6,738)	$8,809

Unrealized gain (loss) on available-for-sale marketable securities	(20)	15	68
Unrealized gain (loss) on foreign currency cash flow hedges transactions	(1,374)	2,555	(1,312)
Total comprehensive income (loss)	$(7,851)	$(4,168)	$7,565

Net earnings (loss) per share:
Basic	$(0.20)	$(0.21)	$0.35
Diluted	$(0.20)	$(0.21)	$0.33

Weighted average number of shares used in per share computations of net earnings (loss):
Basic	32,680,766	31,959,921	25,047,771
Diluted	32,680,766	31,959,921	27,071,872

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity
	Outstanding shares	Amount

Balance at January 1, 2011	23,806,313	$527	$133,483	$434	$(69,456)	$64,988

Issuance of shares related to secondary offering, net of issuance costs (*)	6,325,000	169	84,753	-	-	84,922
Exercise of stock options	818,921	24	2,814	-	-	2,838
Stock-based compensation	-	-	2,256	-	-	2,256
Other comprehensive loss	-	-	-	(1,244)	-	(1,244)
Net income	-	-	-	-	8,809	8,809

Balance at December 31, 2011	30,950,234	$720	$223,306	$(810)	$(60,647)	$162,569

Exercise of stock options	1,596,917	41	5,862	-	-	5,903
Stock-based compensation	-	-	4,817	-	-	4,817
Other comprehensive gain	-	-	-	2,570	-	2,570
Net loss	-	-	-	-	(6,738)	(6,738)

Balance at December 31, 2012	32,547,151	$761	$233,985	$1,760	$(67,385)	$169,121

(*)           $ 252 of issuance costs.

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in capital	Accumulated other	Accumulated deficit	Total shareholders' equity
	Outstanding shares	Amount		comprehensive income (loss)

Balance at December 31, 2012	32,547,151	$761	$233,985	$1,760	$(67,385)	$169,121

Exercise of stock options	329,967	13	913	-	-	926
Stock-based compensation	-	-	7,731	-	-	7,731
Other comprehensive loss	-	-	-	(1,394)	-	(1,394)
Net loss	-	-	-	-	(6,457)	(6,457)

Balance at December 31, 2013	32,877,118	$774	$242,629	$366	$(73,842)	$169,927

Accumulated other comprehensive income (loss):

	Year ended December 31,
	2013	2012	2011

Accumulated unrealized gain on available-for-sale marketable securities	$41	$61	$45
Accumulated unrealized gain (loss) on foreign currency cash flows hedge transactions	325	1,699	(855)

Accumulated other comprehensive income (loss) (see note 2u)	$366	$1,760	$(810)

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

 U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011
Cash flows from operating activities:

Net income (loss)	$(6,457)	$(6,738)	$8,809
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	6,338	5,067	2,878
Stock-based compensation	7,731	4,817	2,256
Capital loss	18	20	7
Decrease (increase) in accrued severance pay, net	(13)	-	12
Decrease (increase) in other assets	(532)	6	98
Decrease in accrued interest and amortization of premium on marketable securities	366	212	151
Decrease (increase) in trade receivables	3,328	(8,139)	(1,187)
Decrease (increase) in other receivables and prepaid expenses	(2,749)	1,159	(970)
Decrease (increase) in inventories, net	(3,835)	3,233	329
Increase in long-term deferred taxes, net	(77)	(931)	(227)
Decrease in trade payables	(1,618)	(1,287)	(2,456)
Increase (decrease) in employees and payroll accruals	(2,053)	2,392	(748)
Increase (decrease) in deferred revenues	(2,823)	(7,089)	7,423
Increase (decrease) in other payables and accrued expenses	(988)	84	(1,178)
Liability related to settlement of OCS grants (See Note 11a)	(15,886)	15,886	-

Net cash provided by (used in) operating activities	(19,250)	8,692	15,197

Cash flows from investing activities:

Decrease (increase) in restricted cash and deposits	146	913	(78)
Investments in short-term bank deposits	-	(54,042)	(24,000)
Proceeds of short-term bank deposits	40,042	-	-
Purchase of property and equipment	(2,706)	(3,820)	(2,953)
Proceeds from sale of property and equipment	-	-	30
Investment in available-for sale marketable securities	(32,805)	(8,194)	(4,735)
Proceeds from sales of available-for-sale marketable securities	2,597	750	803
Proceeds from maturity of available-for-sale marketable securities	3,864	9,986	1,800
Payments (and loan issued) for subsidiaries acquired, net of cash (see schedule A below)	-	(24,892)	-

Net cash provided by (used in) investing activities	11,138	(79,299)	(29,133)

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011
Cash flows from financing activities:

Issuance of shares related to secondary offering, net	-	-	84,922
Proceeds from exercise of stock options	899	5,903	2,838
Repayment of bank loan	-	(1,952)	-

Net cash provided by financing activities	899	3,951	87,760

Increase (decrease) in cash and cash equivalents	(7,213)	(66,656)	73,824
Cash and cash equivalents at the beginning of the year	50,026	116,682	42,858

Cash and cash equivalents at the end of the year	$42,813	$50,026	$116,682

Supplementary cash flow information:

Cash paid (received) during the year for:

Taxes	$(9)	$(48)	$100

Schedule A- Acquisitions of subsidiaries (see also Note 1b):
Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
Working capital, net (excluding cash and cash equivalents)	$-	$(4,501)	$-
Equipment and other assets	-	597	-
Intangible assets		14,025
Goodwill	-	17,663	-
Deferred tax assets, net	-	409	-
Long-term liabilities	-	(1,952)	-

Total Consideration	$-	$26,241	$-
Non cash - Contingent Consideration (See also note 1b)	$-	(1,349)	$-
Payments (and loan issued) for subsidiaries acquired, net of cash	$-	$24,892	$-

Schedule B –non cash activities during the year for:

Proceeds from exercise of stock options	$27	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL

a.
Allot Communications Ltd. (the "Company") was incorporated in November 1996 under the laws of the State of Israel. The Company is engaged in developing, selling and marketing intelligent IP service optimization solutions for mobile, DSL and wireless broadband carriers, cable operator service providers, and enterprises. The Company's portfolio of hardware platforms and software applications utilizes advanced deep packet inspection technology to transform broadband pipes into smart networks that can rapidly and efficiently manage data over mobile and wireline networks and deploy value added Internet services. The Company's products consist of the Service Gateway and NetEnforcer traffic management systems, the NetXplorer and Subscribe Management Platform application management suites and value added services such as the Service Protector network protection solution, the MediaSwift video caching solution and the WebSafe network service.

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

The Company holds eight wholly-owned subsidiaries (the Company together with said subsidiaries shall collectively be referred to as "Allot"): Allot Communications Inc. in Woburn, Massachusetts, United-States (the "U.S. subsidiary"), which was incorporated in 1997 under the laws of the State of California, Allot Communication Europe SARL in Sophia, France (the "European subsidiary"), which was incorporated in 1998 under the laws of France, Allot Communications Japan K.K. in Tokyo, Japan (the "Japanese subsidiary"), which was incorporated in 2004 under the laws of Japan, Allot Communication (UK) Limited (the "UK subsidiary"), which was incorporated in 2006 under the laws of England and Wales, Allot Communications (Asia Pacific) Pte. Ltd. ("the Singaporean subsidiary"), which was incorporated in 2006 under the laws of Singapore, Allot Communications (New Zealand) Limited. (the "NZ subsidiary"), which was incorporated in 2007 under the laws of New Zealand, Allot India Private Limited. (the "Indian subsidiary”), which was incorporated in 2012 under the laws of India and started it’s activity in 2013 and Allot Communication Africa (PTY) Ltd. (the "African subsidiary”), which was incorporated in 2013 under the laws of South Africa.

The U.S. subsidiary commenced operations in 1997. It is engaged in the sale, marketing and technical support and research and development services in the Americas of products manufactured and imported by the Company. The European, Japanese, UK, Singaporean, Indian and African subsidiaries are engaged in marketing and technical support services of the Company's products in Europe, Japan, UK and Asia Pacific, respectively. The NZ subsidiary commenced its operations in 2008 and is engaged in the research and development activities related to the Service Protector and technical support services for this product.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL (CONT.)

b.	Acquisitions:

1.
On May 15, 2012 (the "Ortiva acquisition date"), the Company entered into a share purchase agreement (the "Ortiva SPA") with the shareholders of Ortiva Wireless Inc. ("Ortiva") a private, California-based company that develops video optimization solutions for mobile and internet networks. The Company paid $ 10,816 in cash as consideration for all the shares of Ortiva.

The acquisition was accounted for using the purchase method of accounting in accordance with ASC No. 805, “Business Combinations” ("ASC No. 805"). Accordingly, the purchase price was allocated according to the estimated fair values of the assets acquired and liabilities assumed and the excess of the purchase price over the net tangible and identified intangible assets was assigned to goodwill. The fair value of intangible assets was determined by management with the assistance of a third party valuation.

The results of Ortiva's operations have been included in the Company’s consolidated financial statements since the Ortiva acquisition date. Revenues recognized from the Ortiva acquisition date to December 31, 2012 were $ 3,404.

On December 31, 2012 Ortiva was merged into the U.S. subsidiary.

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

Pursuant to the Oversi SPA, the Company had a contingent liability to pay additional consideration if Oversi reaches a certain threshold of bookings for the year ended December 31, 2012. As of December 31, 2012, the fair value of the contingent consideration was determined to be $ 1,088 and was presented in other payables and accrued expenses. During 2013, the fair value of the contingent consideration was estimated to $ 0 as the booking threshold was not achieved. The changes in fair value of the contingent consideration were recorded in general and administrative expenses.

The acquisition of Oversi was accounted for using the purchase method of accounting in accordance with ASC No. 805. Accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed. The excess of the purchase price over the net tangible and identified intangible assets was assigned to goodwill. The fair value of the intangible assets and the contingent consideration was determined by management with the assistance of a third party valuation.

The results of Oversi's operations have been included in the Company consolidated financial statements since September 4, 2012. Revenues recognized from the Oversi acquisition date to December 31, 2012 were $ 1,954.

On December 31, 2012, Oversi was merged into the Company.

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

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

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

The restricted cash and deposits are held in favor of financial institutions in respect of fulfillments of forward contract and operating obligations.

f.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in dollars, New Israeli Shekels ("NIS") and Euros, and bear interest at annual weighted average rate of 0.51% and 1.1% at December 31, 2013 and 2012 respectively.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

g.	Marketable securities:

The Company accounts for investments in Marketable securities in accordance with ASC 320, "Investments - Debt and Equity Securities". Management determines the appropriate classification of its investments in debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.

Marketable securities classified as "available-for-sale" are carried at fair value, based on quoted market prices. Unrealized gains and losses are reported in a separate component of shareholders' equity in accumulated other comprehensive income (loss). Gains and losses are recognized when realized, on a specific identification basis, in the Company's consolidated statements of comprehensive income.

The Company's securities are reviewed for impairment in accordance with ASC 320-10-65. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be Other-Than-Temporary Impairment (OTTI). Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. Based on the above factors, the Company concluded that unrealized losses on its available-for-sale securities, for the years ended 2013, 2012 and 2011, were not OTTI.

h.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventory and discontinued products. Inventory write-off as of December 31, 2013, 2012 and 2011 totaled $ 1,835, $ 1,385 and $ 1,714, respectively.

Cost is determined as follows:

Raw materials and Finished goods – weighted average cost method

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

Goodwill represents the excess of the purchase price over the fair value of net assets of purchased businesses. Under Accounting Standards Codification No. 350, "Intangibles-Goodwill and Other" ("ASC No. 350"), goodwill is not amortized, but rather subject to an annual impairment test, or more often if there are indicators of impairment present. In accordance with ASC No. 350 the Company performs an annual impairment test at December 31 each year. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step would need to be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value.

The Company operates in a single reportable unit. The Company has performed an annual impairment analysis as of December 31, 2013 and determined that the carrying value of the reporting unit was less than the fair value of the reporting unit. Fair value is determined using market capitalization. During years 2013, 2012 and 2011 no impairment losses were recorded.

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

During 2011, 2012 and 2013, no impairment losses were recorded.

l.	Revenue recognition:

The Company generates revenues mainly from selling its products along with related maintenance and support services. At times, these arrangements may also include professional services, such as installation services or training. The Company generally sells its products through resellers, distributors, OEMs and system integrators, all of whom are considered end-users.

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

In October 2009, the FASB issued ASU 2009-14, "Certain Arrangements That Include Software Elements, (amendments to ASC Topic 985, Software)" (ASU 2009-14). Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality is no longer within the scope of the software revenue guidance in Subtopic 985-605 of the Codification. Accordingly, the Company was considered outside the scope of Subtopic 985-605. For 2011 and future periods, pursuant to the guidance of ASU 2009-13, "Multiple-Deliverable Revenue Arrangements, (amendments to ASC Topic 605, Revenue Recognition)" (ASU 2009-13) and ASU 2009-14, when a sales arrangement contains multiple elements, such as products and services, the Company allocates revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on VSOE if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy.

Revenues arrangements with multiple deliverables are allocated using the relative selling price method. The Company determines the best estimated selling price (“BESP”) in multiple elements arrangements as follows:

For the products the Company determine the “BESP” – it is based on management ESP by reviewing historical transactions and considering multiple other factors, including but not limited to, pricing practices including discounting, and competition.

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

For the year ended December 31, 2013 and 2012, for maintenance and support, the Company determined the selling price based on VSOE of the price charged based on standalone sales (renewals) of such elements using a consistent percentage of the Company's product price lists in the same territories.

Deferred revenues are classified as short and long term based on their contractual term and recognized as revenues at the time the respective elements are provided

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The Company records a provision for estimated product returns and stock rotation based on its experience with historical product returns, stock rotations and other known factors. Such provisions amounted to $ 892 and $ 785 as of December 31, 2013 and 2012, respectively.

m.	Advertising expenses:

Advertising expenses are charged to the statement of operations, as incurred. Advertising expenses for the years ended December 31, 2013, 2012 and 2011 amounted to $ 973, $ 1,002 and $ 885, respectively.

n.	Research and development costs:

Accounting Standards Codification No. 985-20, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

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

Severance expense for the years ended December 31, 2013, 2012 and 2011, amounted to $ 2,139, $ 1,486 and $ 1,280, respectively.

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

The following table sets forth the total stock-based compensation expense resulting from stock options granted to employees included in the consolidated statements of operations, for the years ended December 31, 2013, 2012 and 2011:

	Year ended December 31,
	2013	2012	2011

Cost of revenues	$368	$222	$103
Research and development	1,666	1,186	442
Sales and marketing	3,106	2,060	1,001
General and administrative	2,591	1,349	710

Total stock-based compensation expense	$7,731	$4,817	$2,256

The Company selected the binomial option pricing model as the most appropriate fair value method for its stock-based compensation awards with the following assumptions for the years ended December 31, 2013, 2012 and 2011:

	Year ended December 31,
	2013	2012	2011

Suboptimal exercise multiple	3	2.5-3.5	2.5-3.5
Risk free interest rate	0.1%-2.77%	0.15%-1.39%	0.11%-5.46%
Volatility	53%-63%	51%-66%	50%-53%
Dividend yield	0%	0%	0%

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The expected annual post-vesting and pre-vesting forfeiture rates affects the number of exercisable options. Based on the Company's historical experience, the annual post-vesting and pre-vesting forfeiture rates are 0%-5.7%.

The computations of expected volatility and suboptimal exercise multiple are based on the average of the Company's realized historical stock price volatility based on market capitalization and type of technology platform. The computation of the suboptimal exercise multiple and the forfeiture rates are based on the grantees expected exercise prior and post vesting termination behavior. The interest rate for period within the contractual life of the award is based on the U.S. Treasury Bills yield curve in effect at the time of grant. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

The expected life of the stock options represents the weighted-average period the stock options are expected to remain outstanding and is a derived output of the binomial model. The expected life of the stock options is impacted by all of the underlying assumptions used in the Company's model.

q.	Concentration of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, short-term bank deposits, trade receivables and derivative instruments.

The majority of cash and cash equivalents, marketable securities, restricted cash and short-term deposits of the Company are invested in dollar deposits in major U.S. and Israeli banks. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, the cash and cash equivalents and short-term bank deposits may be redeemed upon demand, and therefore, bear minimal risk.

The Company's trade receivables are primarily derived from sales to customers located mainly in the United States, as well as in EMEA, APAC and Latin America. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its customers and establishes an allowance for doubtful accounts on a specific basis. Allowance for doubtful accounts amounted to $ 441 and $ 280 as of December 31, 2013 and 2012, respectively.

The Company has no significant off balance sheet concentrations of credit risk, except for hedging arrangements to cover the currency exposure on identified cash flow items (see also Note 2w).

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

r.	Grants from the OCS:

Participation grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor in Israel ("OCS") for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants recognized amounted to $ 1,051, $ 2,855 and $ 3,674 in 2013, 2012 and 2011, respectively.

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

t.	Basic and diluted net income/loss per share:

Basic net income per share is computed based on the weighted average number of Ordinary Shares outstanding during each year. Diluted net income per share is computed based on the weighted average number of Ordinary Shares outstanding during each year, plus dilutive potential Ordinary Shares considered outstanding during the year, in accordance with FASB ASC 260 "Earnings Per Share".

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

For the years ended December 31, 2013 and 2012, all outstanding options and warrants have been excluded from the calculation of the diluted loss per share since their effect was anti-dilutive. For the year ended December 31, 2011, 577,750 outstanding options and warrants have been excluded from the calculation of the diluted net income per share since their effect was anti-dilutive. See Note 16.

u.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with Accounting Standards Codification No. 220, "Comprehensive Income" ("ASC No. 220"). This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to shareholders. The Company determined that its items of comprehensive income (loss) relate to unrealized gains and losses on hedging derivative instruments and unrealized gains and losses on available-for-sale marketable securities.

In May 2011, the FASB issued guidance that changed the requirement for presenting "Comprehensive Income" in the consolidated financial statements. The update requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. The Company adopted this new guidance on January 1, 2012 and elected to present the comprehensive income in Consolidated Statement of Comprehensive Income.

In February 2013, the FASB issued Accounting Standards Update ("ASU") 2013-02, which requires entities to present information about significant items reclassified out of accumulated other comprehensive income (loss) by component either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The following table shows the components and the effects on net income of amounts reclassified from Accumulated other comprehensive income as of December 31, 2013:

	Year ended December 31, 2013
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Total

Balance as of December 31, 2012	$61	$1,699	$1,760
Changes in other comprehensive income (loss) before reclassifications	(5)	1,636	1,631
Amounts reclassified from accumulated other comprehensive income to :
Cost of revenues	-	(184)	(184)
Operating expenses	-	(2,826)	(2,826)
Financial income, net	(15)	-	(15)
Net current-period other comprehensive loss	(20)	(1,374)	(1,394)

Balance as of December 31, 2013	$41	$325	$366

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

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The following table shows the components of Accumulated other comprehensive income, net of taxes, as of December 31, 2013:

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

The Company accounts for business combinations in accordance with ASC No. 805. ASC No. 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over the purchase price is recorder as goodwill, any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and acquired income tax positions are to be recognized in earnings.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

y.	Warranty costs:

The Company generally provides a three months software warranty and a one year hardware warranty for all of its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's experience. Warranty expenses for the years ended December 31, 2011, 2012 and 2013 were immaterial.

NOTE 3:	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31, 2013				December 31, 2012
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Available-for-sale - matures within one year:
Governmental debentures	$-	$-	$-	$-	$200	$1	$-	$201
Corporate debentures	3,921	7	-	3,928	3,701	12	-	3,713

	3,921	7	-	3,928	3,901	13	-	3,914
Available-for-sale - matures after one year through three years:
Governmental debentures	1,673	4	(1)	1,676	933	4	(4)	933
Corporate debentures	35,163	77	(46)	35,194	9,946	48	-	9,994

	36,836	81	(47)	36,870	10,879	52	(4)	10,927

	$40,757	$88	$(47)	$40,798	$14,780	$65	$(4)	$14,841

All investments with unrealized loss as of December 31, 2013 are with continuous unrealized losses for less than 12 months.

NOTE 4:	FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, the Company measures its cash equivalents, marketable securities and foreign currency derivative instruments at fair value. Cash equivalents and available for sale marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:	FAIR VALUE MEASUREMENTS (CONT.)

The Company's financial assets measured at fair value on a recurring basis, including accrued interest components, consisted of the following types of instruments as of December 31, 2013 and 2012, respectively:

	As of December 31, 2013
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Available-for-sale marketable securities	$-	$40,798	$-	$40,798
Foreign currency derivative contracts	-	264	-	264

Total financial assets	$-	$41,062	$-	$41,062

	As of December 31, 2012
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Available-for-sale marketable securities	$-	$14,841	$-	$14,841
Foreign currency derivative contracts	-	1,624	-	1,624

Total financial assets	$-	$16,465	$-	$16,465

NOTE 5:	DERIVATIVE INSTRUMENTS

The Company enters into hedge transactions with a major financial institution, using derivative instruments, primarily forward contracts and options to purchase and sell foreign currencies, in order to reduce the net currency exposure associated with anticipated expenses (primarily salaries and related expenses) in currencies other than U.S. dollar, and forecasted revenues denominated in Euro. The net losses (income) recognized in "Financial income, net" during the years ended December 31, 2013, 2012 and 2011 were $ 181, $ (231) and $ 230, respectively.

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

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:	DERIVATIVE INSTRUMENTS (CONT.)

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

The Company had a net unrealized gain (loss) associated with cash flow hedges of $ 325 and $ 1,699 recorded in other comprehensive income (loss) as of December 31, 2013 and 2012, respectively.

As of December 31, 2013 and 2012, the Company had outstanding forward contracts in the amount of $ 14,904 and $ 33,938, respectively.

The fair value of the outstanding foreign exchange contracts recorded by the Company on its consolidated balance sheets as of December 31, 2013 and 2012, as an asset is as follows:

Foreign exchange forward and		December 31,
options contracts	Balance sheet	2013	2012

Fair value of foreign exchange forward contracts, net	Other receivables and prepaid expenses	325	1,699

Total derivatives designated as hedging instrument		$325	$1,699

Total derivatives not designated as hedging instruments, net	Other payables and accrued expenses	$(61)	$(75)

Gain or loss on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive income to operating expenses for the years ended December 31, 2013 and 2012 were $ 3,010 and $ 748, respectively.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:	DERIVATIVE INSTRUMENTS (CONT.)

Non-designated hedges:

The Company also uses foreign currency forward contracts to mitigate variability in gains and losses generated from the re-measurement of certain monetary assets and liabilities denominated in foreign currencies. These derivatives do not qualify for special hedge accounting treatment. These derivatives are carried at fair value with changes recorded in financial income (expense), net. Changes in the fair value of these derivatives are largely offset by re-measurement of the underlying assets and liabilities. Cash flows from such derivatives are classified as operating activities. The derivatives have maturities of approximately twelve months.

NOTE 6:	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2013	2012

Prepaid expenses	$5,815	$2,772
Government authorities	1,540	1,284
Short-term lease deposits	282	211
Foreign currency derivative contracts	325	1,702
Grants receivable from the OCS	94	224
Others	162	622

	$8,218	$6,815

NOTE 7:	INVENTORIES

	December 31,
	2013	2012

Raw materials	$3,693	$2,371
Finished products	10,105	7,592

	$13,798	$9,963

As of December 31, 2013 and 2012, the finished products line item above includes deferral of the cost of goods sold for which revenue was not yet recognized in the amount of approximately $ 3,436 and $ 1,200, respectively.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:       PROPERTY AND EQUIPMENT, NET

	December 31,
	2013	2012

Cost:

Lab equipment	$9,967	$8,134
Computers and peripheral equipment	17,405	16,910
Office furniture and equipment	675	606
Leasehold improvements	674	703

	28,721	26,353
Accumulated depreciation:

Lab equipment	6,676	5,093
Computers and peripheral equipment	15,293	13,770
Office furniture and equipment	398	358
Leasehold improvements	480	523

	22,847	19,744

Depreciated cost	$5,874	$6,609

Depreciation expense for the years ended December 31, 2013, 2012 and 2011 was $ 3,423, $ 3,120 and $ 2,754, respectively.

NOTE 9:	INTANGIBLE ASSETS, NET

a.	The following table shows the Company's intangible assets for the periods presented:

	Weighted average remaining useful life	December 31,
		2013	2012
Original Cost:

Technology	6.1	$10,725	$11,451
Backlog	1.0	1,491	2,401
Customer relationships	2.5	899	899
		$13,115	$14,751
Accumulated amortization:

Technology	6.1	$2,103	$1,217
Backlog	1.0	1,330	1,168
Customer relationships	2.5	275	44
		$3,708	$2,429

Amortized cost		$9,407	$12,322

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	INTANGIBLE ASSETS, NET (CONT.)

b.	Amortization expense for the years ended December 31, 2013, 2012 and 2011 was $ 2,915, $ 1,947 and $ 124, respectively.

c.	Estimated amortization expense for the years ending:

Year ending December 31,

2014	$1,912
2015	1,718
2016	1,621
2017	1,489
Thereafter	2,667

Total	$9,407

NOTE 10:	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2013	2012

Accrued expenses	$3,806	$3,887
Foreign currency derivative contracts	61	78
Contingent consideration payable	-	1,088
Accrual taxes	824	409
Others	86	303

	$4,777	$5,765

NOTE 11:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties:

The Company receives research and development grants from the OCS. Until the end of 2012, the Company was participating in programs sponsored by the Israeli Government for the support of research and development activities. As part of this program the Company is obligated to pay royalties to the OCS, amounting to 3.5% of the sales of the sponsored products, up to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent upon actual sales of products of the Company and in the absence of such sales no payment is required.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

During December 2012, the Company recorded a liability for the early payment of $ 15,886 due to settlement with the Israeli Office of Chief Scientist (OCS), representing the full balance of the contingent liability related to grants received (including interest), which was fully paid during 2013. Upon making this payment, the Company eliminated all future royalty obligations related to its anticipated revenues. These expenses were included in the cost of revenues in the consolidated statement of operations.

For the years ended December 31, 2013, 2012 and 2011, the royalties expense paid and accrued, as part of the Company's cost of revenues, was $ 250, $ 17,703 and $ 2,746 respectively.

From 2013, the Company is qualified to participate in an approved program with the OCS for companies with large research and development activities and certain threshold of revenues. Under this program the Company is eligible to receive grants that do not require repayments.

b.	Lease commitments:

In March 2013, the Company signed an agreement to rent offices for an average period of five years, starting July 2013. The total rental expenses are approximately $ 155 per month.

The U.S. subsidiary has an operating lease for office facilities in Woburn, Massachusetts and in San Diego, California, the lease expires on August 31, 2019 and on April 30, 2018 respectively. The Company's subsidiaries maintain smaller offices in South Africa, China, Singapore, Japan, New Zealand, UK and various locations in Europe.

In addition, the Company has operating lease agreements for its motor vehicles, which terminate in 2014 through 2016.

Operating leases (offices and motor vehicles) expense for the years ended December 31, 2013, 2012 and 2011 was $ 3,273, $ 2,345 and $ 2,415, respectively.

As of December 31, 2013, the aggregate future minimum lease obligations (offices and motor vehicles) under non-cancelable operating leases agreements were as follows:

Year ending December 31,

2014	$2,908
2015	2,156
2016	1,836
2017	1,736
Thereafter	905

Total	$9,541

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

c.	Major subcontractor:

The Company currently depends on one subcontractor to manufacture and provide hardware, warranty and support for its traffic management systems. If the subcontractor experiences delays, disruptions, quality control problems or a loss in capacity, shipments of products may be delayed and the Company's ability to deliver products could be materially adversely affected. Certain hardware components for the Company's products come from single or limited sources, and the Company could lose sales if these sources fail to satisfy its supply requirements. In the event that the Company terminates its business connection with the subcontractor, it will have to compensate the subcontractor for certain inventory costs, as specified in the agreement with the subcontractor.

d.	Purchase commitments:

At December 31, 2013, the Company had approximately $ 1,167 off-balance non-cancelable purchase commitments with its suppliers.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:	SHAREHOLDERS' EQUITY

a.	Company's shares:

As of December 31, 2013, the Company's authorized share capital consists of NIS 20,000,000 divided into 200,000,000 Ordinary Shares, par value NIS 0.1 per share. Ordinary Shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends, if declared.

b.	Stock option plan:

A summary of the Company's stock option activity, pertaining to its option plans for employees and related information is as follows:

	Year ended December 31,
	2013		2012		2011
	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price

Outstanding at beginning of year	2,709,910	$11.03	3,164,090	$5.90	3,427,870	$3.81
Granted	764,224	$11.52	1,301,455	$8.11	649,000	$14.31
Forfeited	(254,956)	$11.63	(158,718)	$12.15	(93,859)	$8.57
Exercised	(329,967)	$2.85	(1,596,917)	$3.72	(818,921)	$3.46

Outstanding at end of year	2,889,211	$11.96	2,709,910	$11.03	3,164,090	$5.90

Exercisable at end of year	1,364,620	$10.38	819,869	$6.62	1,592,432	$3.66

Vested and Expected to Vest	2,117,348	$11.65	1,686,435	$9.86	2,324,031	$4.80

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:	SHAREHOLDERS' EQUITY (CONT.)

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal year 2013 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2013. This amount may change based on the fair market value of the Company's stock. The total intrinsic value of options outstanding at December 31, 2013, was $ 14,261. The total intrinsic value of exercisable options at December 31, 2013 was approximately $ 8,321. The total intrinsic value of options vested and expected to vest at December 31, 2013 was approximately $ 10,993.

The total intrinsic value of options exercised during the year ended December 31, 2013 was approximately $ 76,922. The number of options vested during the year ended December 31, 2013 was 874,802. The weighted-average remaining contractual life of the outstanding options as of December 31, 2013 is 8.27 years. The weighted-average remaining contractual life of exercisable options as of December 31, 2013 is 6.92 years.

As of December 31, 2013, $ 15,770 unrecognized compensation cost related to stock options is expected to be recognized over a weighted average vesting period of 2.13 years.

The options outstanding as of December 31, 2013, have been classified by exercise price, as follows:

Exercise price	Shares upon exercise of options outstanding as of December 31, 2013	Weighted average remaining contractual life	Shares upon exercise of options exercisable as of December 31, 2013
		Years
$23.31-27.58	456,969	8.57	153,876
$16.82-17.07	317,410	7.96	148,099
$11.32-15.43	1,024,648	8.43	323,948
$5.25-9.25	256,401	6.63	221,876
$0-4.95	833,783	8.54	516,821

	2,889,211		1,364,620

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:	SHAREHOLDERS' EQUITY (CONT.)

The Company has two option plans under which outstanding options as of December 31, 2013, are as follows: (i) under the 2003 option plan, the outstanding options are exercisable for 4,681 Ordinary shares, and (ii) under the 2006 option plan, the outstanding options are exercisable for 2,884,530 Ordinary shares.

Under the terms of the above option plans, options may be granted to employees, officers, directors and various service providers of the Company and its subsidiaries. The options generally become exercisable quarterly over a four-year period, commencing one year after date of the grant, subject to the continued employment of the employee. The options generally expire no later than ten years from the date of the grant. The exercise price of the options at the date of grant under the plans may not be less than the nominal value of the shares into which such options are exercised, any options, which are forfeited or cancelled before expiration, become available for future grants. As of December 31, 2013, 442,881 Ordinary shares are available for future issuance under the option plans.

In 2013, and 2012 the Company granted 75,099 and 436,455 options respectively to Israeli employees with an exercise price in the range of $ 0 - $ 0.03, which was lower than the trading price of the Company's Ordinary Shares quoted on the NASDAQ Global Select Market on the date of the grants.

In addition to granting stock options, the Company granted in 2008 RSUs under the 2006 option plan. RSUs vest over a four year period subject to the continued employment of the employee. RSUs that are cancelled or forfeited become available for future grants.

NOTE 13:	TAXES ON INCOME

a.	Corporate tax rates: The Israeli corporate tax rate was 24% in 2011 and 25% in 2012 and 2013.

On July 30, 2013, the Israeli Parliament passed a law, which, among other things, was designated to increase the tax levy for years 2013 and 2014 (the "New Law"). The New Law increases the Israeli corporate tax rate from 25% to 26.5%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Preferred Enterprise or a Beneficiary Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

b.	Foreign Exchange Regulations:

Commencing in taxable year 2013, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Foreign Tax Regulations. Under the Foreign Exchange Regulations, an Israeli company must calculate its tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31st of each year.

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

According to the provisions of the Law, the Company's income is tax-exempt for a period of two years commencing with the year it first earns taxable income, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five to eight years depending upon the level of foreign ownership of the Company. As of December 31, 2013 the benefit period of tax benefit has not yet commenced, since the Company has not yet utilized all its carry forward losses.

The period of tax benefits, detailed above, is limited to the earlier of 12 years from the commencement of production, or 14 years from the approval date.

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

The entitlement to the above benefits is contingent upon the fulfillment of the conditions stipulated in the Law, regulations published there under and the criteria set forth in the specific letters of approval. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and linked to changes in the Israeli CPI. As of December 31, 2013, management believes that the Company is meeting the aforementioned conditions.

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

As of January 1, 2011 new legislation amending to the Investment Law came into effect (the "2011 Amendment"). The 2011 Amendment introduced a new status of "Preferred Company" and "Preferred Enterprise", replacing the existed status of "Beneficiary Company" and "Beneficiary Enterprise". Similarly to "Beneficiary Company", a Preferred Company is an industrial company owning a Preferred Enterprise which meets certain conditions (including a minimum threshold of 25% export). However, under this new legislation the requirement for a minimum investment in productive assets was cancelled.

Under the 2011 Amendment, a uniform corporate tax rate will apply to all qualifying income of the Preferred Company, as opposed to the former law, which was limited to income from the Approved Enterprises and Beneficiary Enterprise during the benefits period.  The uniform corporate tax rate will be 7 % in areas in Israel designated as Development Zone A and 12.5% elsewhere in Israel during 2013, 9% in development Zone A and 16% elsewhere in Israel, respectively, in 2014.

A dividend distributed from income which is attributed to a Preferred Enterprise/Special Preferred Enterprise will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 15% in 2013 and 20% as of 2014 (iii) non-Israeli resident - 15% in 2013 and 20% as of 2014 subject to a reduced tax rate under the provisions of an applicable double tax treaty.

Under the transition provisions of the new legislation, the Company may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. The Company intends to implement the new law in 2016.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:	TAXES ON INCOME (CONT.)

e.	Tax benefits under the law for the Encouragement of Industry (Taxes), 1969 (the "Encouragement Law"):

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

Management believes that the Company is currently qualified as an "industrial company" under the Encouragement Law and as such, enjoys tax benefits, including: (1) deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period; (2) the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company; (3) accelerated depreciation rates on equipment and buildings; and (4) expenses related to a public offering on the Tel-Aviv Stock Exchange and on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

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

f.	Pre-tax income (loss) is comprised as follows:

	Year ended December 31,
	2013	2012	2011

Domestic	$(6,556)	$(2,372)	$9,737
Foreign	219	(5,292)	(983)

	$(6,337)	$(7,664)	$8,754

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:	TAXES ON INCOME (CONT.)

g.
A reconciliation of the theoretical tax expenses (benefit), assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expenses (benefit) is as follows:

	Year ended December 31,
	2013	2012	2011

Income (loss) before taxes on income	$(6,337)	$(7,664)	$8,754

Theoretical tax expense (benefit) computed at the Israeli statutory tax rate (25%, 25% and 24% for the years 2013, 2012 and 2011, respectively)	$(1,584)	$(1,916)	$2,101

Creation (Utilization) of valuation allowance	931	(1,554)	(4,328)
Increase (decrease) in losses and temporary differences due to change in Israeli corporate " and Approved Enterprise" tax	3,056	(7,073)	5,419
Increase (decrease) in valuation allowance related to losses and temporary differences due to change in Israeli corporate " and Approved Enterprise" tax	(3,056)	7,073	(5,419)
Taxes with respect to prior years	-	2	(84)
Impairment (recording) of withholding tax asset	-	-	221
Increase in deferred tax assets related to losses and temporary differences due to changes in tax rates and different basis of measurement	(594)
Non-deductible expenses and other	(223)	1,699	(27)
Non-deductible share-based compensation expenses	1,590	833	541
Exchange rate differences	-	10	1,521

Actual tax expenses (benefit)	$120	$(926)	$(55)

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:	TAXES ON INCOME (CONT.)

h.	Income tax expense (tax benefit) is comprised as follows:

	Year ended December 31,
	2013	2012	2011

Current taxes (benefit)	$408	$(2)	$31
Deferred taxes benefit	(288)	(926)	(223)
Taxes in respect of previous years	-	2	(84)
Impairment (recording) of withholding tax asset	-	-	221

	$120	$(926)	$(55)

i.	Net operating losses carry forward:

The Company has accumulated losses for tax purposes as of December 31, 2013, in the amount of approximately $ 39,800, which may be carried forward and offset against taxable income in the future for an indefinite period. In light of the merger between the Company and Oversi as of December 31, 2012, the net operating losses may be offset against taxable income annually with limitation of up to 20% of the total accumulated losses but no more than 50% of the Company's taxable income. In addition, the Company has accumulated capital losses for tax purposes as of December 31, 2013, in the amount of approximately $ 27,300, which may be carried forward and offset against taxable capital gains in the future for an indefinite period, but are limited as stated above.  Management currently believes that since the Company has a history of losses, and uncertainty with respect to future taxable income, it is more likely than not that some of the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future. Thus, a valuation allowance was provided to reduce deferred tax assets to their realizable value.

The U.S. subsidiary has accumulated losses for U.S. federal income tax return purposes of approximately $ 4,977. The federal accumulated losses for tax purposes expire between 2024 and 2032. The state accumulated losses for tax purposes begin to expire in 2014. An amount of $ 1,519 of the net operating loss carry-forwards relates to excess tax deductions from stock options.

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

The European subsidiary is subject to French income taxes and has a net operating loss carry forward amounting as of December 31, 2013 to approximately $ 4,400, which may be carried forward and offset against taxable gains in the future for an indefinite period.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income taxes are as follows:

	December 31,
	2013	2012

Deferred tax assets:
Operating and capital loss carryforwards	$14,567	$11,264
Reserves and allowances	785	215

Deferred tax asset before valuation allowance	15,352	11,479
Valuation allowance	(12,736)	(8,749)
Net deferred tax asset	2,616	2,730

Deferred tax liability	(609)	(1,006)
Net deferred tax asset	$2,007	$1,724

k.
As of December 31, 2013 and 2012, the provision in respect of ASC 740 was immaterial. The Company accrues interest and penalties related to the provision in income taxes in its statement of operations. Such interest and penalties were immaterial for all reported periods.

The Company conducts business globally and, as a result, the Company or one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Israel, France, and the United States. With few exceptions, the Company is no longer subject to Israeli final tax assessment through the year 2008 and the European and U.S. subsidiaries have final tax assessments through 2009.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:	GEOGRAPHIC INFORMATION

Allot operates in a single reportable segment. Revenues are based on the location of the Company's channel partners which are considered as end customers, as well as direct customers of the Company:

	Year ended December 31,
	2013	2012	2011

Europe	$21,753	$39,655	$38,409
Asia and Oceania	29,909	21,953	20,195
United States of America	21,350	24,674	9,484
Middle East and Africa	18,210	10,565	2,723
Americas (excluding United States of America)	5,323	7,905	6,942

	$96,545	$104,752	$77,753

The following are the company’s major customers:

	Year ended December 31,
	2013	2012	2011

Customer A	17%	14%	15%
Customer B	17%	-	-
Customer C	11%	-	-

	45%	14%	15%

The following presents total long-lived assets as of December 31, 2013 and 2012:

	December 31,
	2013	2012
Long-lived assets:
Israel	$27,747	$26,976
United States of America	10,514	14,380
Other	207	153

	$38,468	$41,509

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:	FINANCIAL EXPENSES (INCOME), NET

	Year ended December 31,
	2013	2012	2011

Financial income:
Interest income	$(1,358)	$(1,746)	$(661)

Financial expenses:
Exchange rate differences and other	47	176	95
Amortization/accretion of premium/discount on marketable securities , net	584	212	151

	$(727)	$(1,358)	$(415)

NOTE 16:     EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2013	2012	2011

Numerator:
Net income (loss)	$(6,457)	$(6,738)	$8,809

Denominator:
Weighted average number of shares outstanding used in computing basic net earnings per share	32,680,766	31,959,921	25,047,771
Dilutive effect: stock options	-	-	2,024,101

Total weighted average number of shares used in computing diluted net earnings per share	32,680,766	31,959,921	27,071,872

Basic net earnings (loss) per share	$(0.20)	$(0.21)	$0.35

Diluted net earnings (loss) per share	$(0.20)	$(0.21)	$0.33