Form 20-F
period 2014-12-31
Allot Communications Ltd.
filed 2015-03-26
CIK 1365767

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2014: 33,319,923 ordinary shares, NIS 0.10 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

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

Cautionary Note Regarding Forward-Looking Statements

In addition to historical facts, this annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition.  Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. These statements include but are not limited to:

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

TABLE OF CONTENTS

PART I
ITEM 1: Identity of Directors, Senior Management and Advisers	8
ITEM 2: Offer Statistics and Expected Timetable	8
ITEM 3: Key Information	8
Selected Financial Data	8
Capitalization and Indebtedness	10
Reasons for Offer and Use of Proceeds	10
Risk Factors	10
ITEM 4: Information on Allot	26
History and Development of Allot	26
Business Overview	27
Organizational Structure	36
Property, Plants and Equipment	36
ITEM 4A: Unresolved Staff Comments	37
ITEM 5: Operating and Financial Review and Prospects	37
Operating Results	37
Liquidity and Capital Resources	51
Research and Development, Patents and Licenses	53
Trend Information	53
Off-Balance Sheet Arrangements	53
Contractual Obligations	53
ITEM 6: Directors, Senior Management and Employees	54
Directors and Senior Management	54
Compensation of Officers and Directors	58
Board Practices	60
Employees	66
Share Ownership	67
ITEM 7: Major Shareholders and Related Party Transactions	73
Major Shareholders	73
Related Party Transactions	74
Interests of Experts and Counsel	75
ITEM 8: Financial Information	75
Consolidated Financial Statements and Other Financial Information	75
Significant Changes	76
ITEM 9: The Offer and Listing	76
Stock Price History	76

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

A.	Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “ITEM 5: Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014 the consolidated balance sheet data as of December 31, 2013 and 2014 are derived from our audited consolidated financial statements included in “ITEM 18: Financial Statements,” which have been prepared in accordance with generally accepted accounting principles in the United States. The consolidated statements of operations for the years ended December 31, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements which are not included in this annual report.

	Year ended December 31,
	2010	2011	2012	2013	2014
	(in thousands, except per share and share data)
Consolidated Statements of Operations:
Revenues:
Products	$40,852	$56,810	$77,127	$66,318	$77,240
Services	16,120	20,943	27,625	30,227	39,946
Total revenues	56,972	77,753	104,752	96,545	117,186
Cost of revenues(1):
Products	14,015	19,540	26,857	20,572	27,389
Services	1,970	2,635	4,180	6,246	7,350
Expenses related to the settlement of the Office of the Chief Scientist grants(2)	-	-	15,886	-	-
Total cost of revenues	15,985	22,175	46,923	26,818	34,739
Gross profit	40,987	55,578	57,829	69,727	82,447
Operating expenses:
Research and development, gross	14,038	16,896	24,915	28,073	29,998
Less grant participation	2,774	3,674	2,855	1,051	984
Research and development, net(1)	11,264	13,222	22,060	27,022	29,014
Sales and marketing(1)	22,021	26,543	34,127	39,817	44,599
General and administrative(1)	5,473	7,474	10,664	9,952	11,941
Total operating expenses	38,758	47,239	66,851	76,791	85,554
Operating income (loss)	2,229	8,339	(9,022)	(7,064)	(3,107)
Financing income (expenses), net	(7,907)	415	1,358	727	660
Income (loss) before income tax expenses (benefit)	(5,678)	8,754	(7,664)	(6,337)	(2,447)
Income tax expenses (benefit)	84	(55)	(926)	120	50
Net income (loss)	$(5,762)	$8,809	$(6,738)	$(6,457)	$(2,497)
Basic net earnings (loss) per share	$(0.25)	$0.35	$(0.21)	$(0.20)	$(0.08)
Diluted net earnings (loss) per share	$(0.25)	$0.33	$(0.21)	$(0.20)	$(0.08)
Weighted average number of shares used in computing basic net earnings (loss) per share	22,831,014	25,047,771	31,959,921	32,680,766	33,143,168
Weighted average number of shares used in computing diluted net earnings (loss) per share	22,831,014	27,071,872	31,959,921	32,680,766	33,143,168
___________________
(1)	Includes stock-based compensation expense related to options and RSUs granted to employees and others as follows:

	Year ended December 31,
	2010	2011	2012	2013	2014
	(in thousands)
Cost of revenues	$95	$103	$222	$368	$353
Research and development expenses, net	352	442	1,186	1,666	1,919
Sales and marketing expenses	851	1,001	2,060	3,106	3,322
General and administrative expenses	692	710	1,349	2,591	2,501
Total	$1,990	$2,256	$4,817	$7,731	$8,095

(2)	Represents the full balance of the contingent liability related to grants received, which was paid in 2013.

	At December 31,
	2010	2011	2012	2013	2014
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$42,858	$116,682	$50,026	$42,813	$19,180
Short-term deposits and restricted deposits	1,060	25,138	78,188	38,000	59,000
Marketable securities	15,531	17,580	14,841	40,798	54,271
Working capital	59,841	158,937	131,598	133,362	138,174
Total assets	95,187	197,058	221,791	199,257	212,948
Total liabilities	30,199	34,489	52,670	29,330	37,968
Accumulated deficit	(69,456)	(60,647)	(67,385)	(73,842)	(76,339)
Share capital	527	720	761	774	819
Total shareholders’ equity	64,988	162,569	169,121	169,927	174,980

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business involves a high degree of risk. You should consider carefully the risks described below, together with the financial and other information contained in this annual report and our other filings with the SEC. If any of the following risks actually occurs, our business, financial condition and results of operations would suffer. In this case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business operations.

Risks Relating to Our Business

We have a history of losses and may not be able to achieve or maintain profitability in the future.

We have a history of net losses in all fiscal years since our inception, other than in 2006 and 2011. We had a net loss in of $ 2.5 million in 2014, resulting from an inventory write-off of approximately $3.4 million, due to launches of newer versions of our products, which rendered certain products in our inventory, obsolete. We had a net loss of $6.5 million in 2013 due to an increase in the company’s costs as a result of the acquisitions of Ortiva Wireless Inc. (“Ortiva”) and Oversi Networks Ltd. (“Oversi”) and due to a decrease in the company’s product revenues. We had a net loss in 2012 as a result of expenses related to the settlement of approximately $15.9 million in royalty obligations paid to the Office of the Chief Scientist of the Ministry of Economy (formerly the Ministry of Industry, Trade and Labor).  We can provide no assurance that we will be able to achieve or maintain profitability, and we may incur losses in the future if we do not generate sufficient revenues.

Our ability to compete effectively with other companies in our market may be adversely affected by companies that offer, or may in the future offer, competing technologies and by Industry consolidation which may lead to increased competition.

We compete in a rapidly evolving and highly competitive sector of the networking technology market, in which large incumbent companies have significant market share and established relationships with service providers. We face significant competition from router and switch infrastructure companies, such as Cisco Systems, Inc., Telefonaktiebolager LM Erricson, Huawei Technologies Co., Ltd. and F5 Networks Inc. which integrate functionalities into their platforms addressing some of the problems that our products address. Our competitors have also identified the potential market opportunity offered by the largest service providers, referred to as Tier 1 operators, and we therefore face intense competition in this portion of our market. Our principal competitors in the field of standalone intelligent policy enforcement and traffic management products enabled by DPI technology are Sandvine Inc. and Procera Networks, Inc. We also face competition from companies that offer partial or alternative solutions addressing limited aspects of the challenges facing broadband providers, such as network monitoring or security.

Our competitors may announce new products, services or enhancements that better meet the needs of customers or changing industry requirements, or may offer alternative methods to achieve customer objectives. As the intelligent broadband solutions market has grown, including the market for DPI enabled solutions for mobile networks, new competitors have entered and may continue to enter the market.

Certain of our direct competitors, are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources.  Our market may be subject to industry consolidation, as companies attempt to maintain or strengthen their positions in our evolving industry, or are unable to continue their operations or are acquired. For example, some of our current and potential competitors have made, or have been reported as considering making, acquisitions or have announced new strategic alliances designed to position them with the ability to provide many of the same services that we provide, to both the service provider and enterprise markets. Industry consolidation may result in stronger competitors that are better able to compete as sole-source vendors for customers.

The entry of new competitors into our market and industry consolidation could result in increased competition and harm to our business. Increased competition and industry consolidation may cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition or result of operations.

We depend on one or more significant customers and the loss of any such significant customer or a significant decrease in business from any such customer could harm our results of operations.

The loss of any significant customer or a significant decrease in business from any such customer could harm our results of operations and financial condition. In addition, revenues from individual customers may fluctuate from time to time based on the timing and the terms under which further orders are received and the duration of the delivery and implementation of such orders. We derived 14% of our total revenues in 2012 from one global Tier 1 mobile operator group and 45% of our total revenues in 2013 from three Tier 1 mobile and fixed operators. The revenues derived from each of these three operators were higher than 10% of our total revenues. In 2014, we derived 44% of our total revenues from two Tier 1 mobile and fixed operators, and the revenues derived from each of these operators were higher than 10% of our total revenues.

Demand for our products may be impacted by government regulation of the telecommunications industry.

Service providers are subject to government regulation in a number of jurisdictions in which we sell our products. There are several proposals in the United States, Europe and elsewhere for regulating service providers’ ability to prioritize applications in their networks. Advocates for regulating this industry claim that collecting premium fees from certain “preferred” applications would distort the market for Internet applications in favor of larger and better-funded content providers. They also claim that this would impact end-users who already purchased broadband access only to experience response times that differ based on content provider. Opponents believe that content providers who support bandwidth-intensive applications should be required to pay service providers a premium in order to support further network investments. In August 2008, the United States Federal Communications Commission (the “FCC”) issued a ruling prohibiting Comcast, the second-largest broadband provider in the United States, from delaying certain peer-to-peer traffic on its network. Comcast filed an appeal of the ruling in September 2008. In April 2010, a federal appeals court ruled that under current law the FCC had limited power over Web traffic. In December 2010, the FCC adopted rules which would give it regulatory power over Internet service providers in order to prevent them from blocking or unreasonably discriminating against Web content, services or applications. In 2011, Verizon and other broadband companies challenged the FCC’s rules in the United States Court of Appeals for the District of Columbia Circuit. In January 2014, the United States Court of Appeals for the District of Columbia Circuit overturned the FCC’s anti-blocking and anti-discrimination rules, saying the agency overreached in barring broadband providers from slowing or blocking selected Web traffic. In February 2015 the FCC proposed to apply Title II (common carrier) of the Communications Act of 1934 to the internet. If such proposal is fully or partly adopted, internet service providers (including mobile carriers) may be regulated as a Utility (rather than Information), and thus their ability to prioritize applications and services in their networks or their ability to process and monetize subscriber related information may be heavily regulated.  While there is no certainty as to the actual outcome of the FCC proposal, this matter may attract growing public debate and attention of regulators in a number of jurisdictions we operate in. Demand from service providers for the traffic management and subscriber management features of our products could be adversely affected if regulations prohibit or limit service providers from managing traffic on their networks. A decrease in demand for these features could adversely impact sales of our products and could have a material adverse effect on our business, financial condition or result of operations.

We need to increase the functionality of our products and offer additional features and value-added products in order to maintain or increase our profitability.

The market in which we operate is highly competitive and unless we continue to enhance the functionality of our products and add additional features and value added products, our competitiveness may be harmed We endeavor to enhance our products by offering higher system speeds, additional features and value-added products, such as additional security, video caching and optimization products, and parental control products, among other value added products,, and support for additional applications and enhanced reporting tools.

Our value-added products offer customers additional tools to increase the efficiency of their networks or to help them derive additional revenues from their end customers. The industry and market for our value added products, are still developing and are affected, among others, by trends and changes in internet broadband traffic, including changes in methods used by various content providers and broadband applications.

The commoditization of DPI technology and the introduction of competitive features and value added services will result in a decrease of our average sale prices.  We cannot provide any assurance that demand for our additional features and value added products will continue or grow, or that we will be able to generate revenues from such sales at the levels we anticipate or at all. Any inability to sell or maintain our additional features and value-added products may lead to commercial disputes with our customers and to lengthy implementation processes and increased spending on technical solutions, all of which may negatively impact our results of operations.

Our revenues and business will be harmed if we do not keep pace with changes in broadband applications and with advances in technology, or if we do not achieve widespread market acceptance, including through significant investments.

We will need to invest heavily in the continued development of our technology in order to keep pace with rapid changes in applications and increased broadband network speeds and with our competitors’ efforts to advance their technology. Our ability to develop and deliver effective product offerings depends on many factors, including identifying our customers’ needs, technical implementation of new services and integration of our value-added products with our customers’ existing network infrastructure. While we will continue to introduce innovative value-added products, we cannot provide any assurance that any new products we introduce will achieve the same degree of success that we have with our existing products. Designers of broadband applications that our products identify and manage are using increasingly sophisticated methods to avoid detection and management by network operators. Even if our products successfully identify a particular application, it is sometimes necessary to distinguish between different types of traffic belonging to a single application. Accordingly, we face significant challenges in ensuring that we identify new applications and new versions of current applications as they are introduced without impacting network performance, especially as networks become faster. This challenge is increased as we seek to expand sales of our products to new geographic territories because the applications vary from country to country and region to region.

The network equipment market is characterized by rapid technological progress, frequent new product introductions, changes in customer requirements and evolving industry standards. To compete, we need to achieve widespread market acceptance.

Alternative technologies could achieve widespread market acceptance and displace the technology on which we have based our product architecture.

Our business and revenues will be adversely affected if we fail to develop enhancements to our products, in order to keep pace with changes in broadband applications and advances in technology.  We can give no assurance that our technological approach will achieve broad market acceptance or that other technology or devices will not supplant our technology and products.

A failure of our products may adversely affect the operation of our customers' live networks

Our products are, generally, installed in line, as part of our customers' networks.  We endeavor to avoid any interruption to the regular operation of such networks, including, by performing certain tasks during predetermined maintenance windows, and implementing a system bypass, in the event of malfunctions.  However, in certain cases, a failure of our products may result in our customers experiencing loss of functionality, denial of service and access, disconnection of live traffic on their networks, end user dissatisfaction and loss of revenues.  Such failure of our products, may cause commercial disputes with our customers and adversely affect our reputation.

Sales of our products to large service providers can involve a lengthy sales cycle, which may impact the timing of our revenues and result in us expending significant resources without making any sales.

Our sales cycles to large service providers, including carriers, mobile operators and cable operators, are generally lengthy because these end-customers consider our products to be capital equipment and undertake significant testing to assess the performance of our products within their networks. Furthermore, many of our product and service arrangements with our customers provide that the final acceptance of a product or service may be specified by the customer. In such instances, we do not recognize the revenue until all acceptance criteria have been met. As a result, we often invest significant time from initial contact with a large service provider until it decides to incorporate our products into its network, and we may not be able to recognize the revenue from a customer until all acceptance criteria have been satisfied. We may also expend significant resources in attempting to persuade large service providers to incorporate our products into their networks without success. Even after deciding to purchase our products, the initial network deployment of our products by a large service provider may last up to one year. If a competitor succeeds in convincing a large service provider to adopt that competitor’s product, it may be difficult for us to displace the competitor because of the cost, time, effort and perceived risk to network stability involved in changing solutions. As a result, we may incur significant expenses without generating any sales, which could adversely affect our profitability.

The complexity and scope of the solutions and services we provide to larger service providers are increasing, and such larger projects entail greater operational risk and an increased chance of failure.

The complexity and scope of the solutions and services we provide to larger service providers are increasing. The larger and more complex such projects are, the greater the operational risks associated with them. These risks include the failure to fully integrate our products into the service provider’s network or with third-party products, our dependence on subcontractors and partners and on effective cooperation with third-party vendors for the successful and timely completion of such projects. If we encounter any of these risks, we may incur higher costs in order to complete the project and may be subject to contractual penalties resulting in lower profitability. In addition, the project may demand more of our management’s time than was originally planned, and our reputation may be adversely impacted.

We depend on third parties to market, sell, install and provide initial technical support for our products for a material portion of our business.

We depend on third-party channel partners, such as distributors, resellers, OEMs and system integrators, to market and sell a material portion of our products to end-customers. In 2014, approximately 45% of our revenues were derived from channel partners. Our channel partners are also responsible for installing our products and providing initial customer support for them. As a result, we depend on the ability of our channel partners to successfully market and sell our products to these end-customers. We also depend on our ability to maintain our relationships with existing channel partners and to develop relationships with new channel partners in key markets. We can give no assurance that our channel partners will market our products effectively, receive and fulfill customer orders for our products on a timely basis or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. In addition, any failure by our channel partners to provide adequate initial support to end-customers could result in customer dissatisfaction with us or our products, which could result in a loss of customers, harm our reputation and delay or limit market acceptance of our products. Our products are complex and it takes time for a new channel partner to gain experience in the operation and installation of these products. Therefore, it may take a period of time before a new channel partner can successfully market, sell and support our products if an existing channel partner ceases to sell our products. Additionally, our agreements with channel partners are generally not exclusive and our channel partners may market and sell products that compete with our products. Our agreements with our distributors and resellers are usually for an initial one-year term and following the expiration of this term, can be terminated by either party. We can give no assurance that these agreements will remain in effect, and any termination of one or more of the agreements may adversely affect our profitability and results of operations.

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

In the past few years, we have increased sales of our Value Added Services. However, sales of our traffic management systems, including Service Gateway platforms, and the NetEnforcer system, as well as our NetXplorer network management system, continued to account for a major portion of our revenues in 2013 and 2014. Specifically, 68% and 67% of our total revenues in 2013 and 2014, respectively.  While we currently expect that revenues from value added services will continue to grow, these systems will continue to account for a considerable portion of our revenues in the immediate future. If we are unable to increase these sales, our business will suffer. In addition, service providers may choose embedded or integrated solutions using routers and switches from larger networking vendors over a standalone solution that we offer. Any factor adversely affecting our ability to sell, or the pricing of or demand for, our traffic management systems and network management system, would severely harm our ability to generate revenues and could have a material adverse effect on our business.

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

Our products are used by service providers and enterprises to monitor and manage bandwidth-intensive applications that cause congestion in broadband networks and impact the quality of experience for users. Demand for our products is driven particularly by growth in applications, which are highly sensitive to network delays and therefore require efficient network management, such as Voice over IP (VoIP), Internet video and television and online video gaming applications. If the rapid growth in the adoption of VoIP and in the popularity of Internet video and online video gaming applications does not continue, the demand for our products may be adversely impacted.

We currently depend on a single subcontractor to manufacture and provide hardware warranty support for our Service Gateway platforms and NetEnforcer platforms. If this subcontractor experiences delays, disruptions, quality control problems or a loss in capacity, it could materially and adversely affect our operating results.

We currently depend on a single subcontractor, Flextronics (Israel) Ltd., a subsidiary of Flextronics, a global electronics manufacturing services company, to manufacture, assemble, test, package and provide hardware warranty support for our Service Gateway platforms and NetEnforcer platforms.In addition, our agreement with Flextronics (Israel) requires it to procure and store key components for our products at its facilities. If Flextronics (Israel) experiences delays, disruptions or quality control problems in manufacturing our products, or if we fail to effectively manage our relationship with Flextronics (Israel), product shipments may be delayed and our ability to deliver products to customers could be materially and adversely affected. Flextronics (Israel) may terminate our agreement at any time during the term upon 180-days prior notice. We expect that it would take approximately six months to transition the manufacturing of our products to an alternate manufacturer and our inventory of completed products may not be sufficient for us to continue delivering products to our customers on a timely basis during any such transition period. Therefore, the loss of Flextronics (Israel) could adversely affect our sales and operating results and harm our reputation.

Certain hardware components for our products come from single or limited sources and we could lose sales if these sources fail to satisfy our supply requirements.

We obtain certain hardware components used in our products from single or limited sources.

Although the abovementioned hardware components are off-the-shelf items, because our systems have been designed to incorporate these specific hardware components, any change to these components due to an interruption in supply or our inability to obtain such components on a timely basis, may require engineering changes to our products before substitute hardware components could be incorporated. Such changes could be costly and result in lost sales particularly to our traffic management systems and Video Optimization platforms.  The agreements with our suppliers do not contain any minimum supply commitments. If we or our contract manufacturer fail to obtain components in sufficient quantities when required, our business could be harmed.

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

Part of our strategy is to selectively pursue partnerships and acquisitions. In 2008, we acquired the business of Esphion, a developer of video optimization and protection solutions for telecommunications operators and internet service providers, which increased the scope of our product offerings. In 2012, we acquired Ortiva, a developer of solutions for mobile and Internet networks, and Oversi, a developer of products and systems for caching Internet content. The negotiation of acquisitions, investments or joint ventures, as well as the integration of acquired or jointly developed businesses or technologies, could divert our management’s time and resources.. Acquired businesses, technologies or joint ventures may not be successfully integrated with our products and operations and we may not realize the intended benefits of these acquisitions. We may also incur future losses from any acquisition, investment or joint venture. In addition, acquisitions could result in:

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

Further, to protect our know-how, we customarily require our employees, distributors, resellers, software testers and contractors to execute confidentiality agreements or agree to confidentiality undertakings when their relationship with us begins. Typically, our employment contracts also include the following clauses: assignment of intellectual property rights for all inventions developed by employees and non-disclosure of all confidential information. We cannot provide any assurance that the terms of these agreements are being observed and will be observed in the future. Because our product designs and software are stored electronically and thus are highly portable, we attempt to reduce the portability of our designs and software by physically protecting our servers through the use of closed networks, which prevent external access to our servers. We cannot be certain, however, that such protection will adequately deter individuals or groups from wrongfully accessing our technology. Monitoring unauthorized use of intellectual property is difficult and some foreign laws do not protect proprietary rights to the same extent as the laws of the United States. We cannot be certain that the steps we have taken to protect our proprietary information will be sufficient. In addition, to protect our intellectual property, we may become involved in litigation, which could result in substantial expenses, divert the attention of management, cause significant delays, materially disrupt the conduct of our business or adversely affect our revenue, financial condition and results of operations.

 As of December 31, 2014, we had a limited patent portfolio. We had ten issued U.S. patents and several pending patent applications. While we plan to protect our intellectual property with, among other things, patent protection, there can be no assurance that:

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

Unfavorable economic conditions worldwide, and particularly in Europe, could have a material adverse effect on our business, financial condition or operating results.

The 2008 and 2009 crisis in the financial and credit markets in the United States, Europe and Asia led to a global economic slowdown that is ongoing. In particular, the economies in European countries, from which we derive approximately 25% of our revenues, continue to show significant weaknesses, and there is continuing economic uncertainty.  As a result of the recent downturn in the European economies, we have experienced longer sales cycles than in the past.

If the economies of any part of the world, and especially those of European countries, remain uncertain or further deteriorate, many enterprises, telecommunication carriers and service providers may significantly reduce or postpone capital investments. This could result in reductions in the sales of our products or services, longer sales cycles, slower adoption of new technologies and increased price competition. Such circumstances would have a material adverse effect on our results of operations and cash flow from operations.

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

Our revenues are generated primarily in U.S. dollars and a major portion of our expenses are denominated in U.S. dollars. As a result, we consider the U.S. dollar to be our functional currency. Other significant portions of our expenses are denominated in shekels and to a lesser extent in Euros and other currencies. Our shekel-denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in shekels. In 2014, the shekel fluctuated against the U.S. dollar, and appreciated by approximately 12% against the U.S. dollar. In 2013, the shekel fluctuated against the U.S. dollar, and appreciated by approximately 7% against the U.S. dollar. However in 2015 the shekel weakened against the U.S. dollar.  If the U.S. dollar weakens against the shekel or other currencies we are exposed to, there will be a negative impact on our results of operations. We use derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on balance sheet accounts and forecast cash flows. We may not purchase derivative instruments adequately to insulate ourselves from foreign currency exchange risks. The volatility in the foreign currency markets may make hedging our foreign currency exposures challenging. In addition, because a portion of our revenue is not earned in U.S. dollars, fluctuations in exchange rates between the U.S. dollar and the currencies in which such revenue is earned may have a material adverse effect on our results of operations and financial condition. If we wish to maintain the U.S. dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment.

Our actual financial results may differ materially from any guidance we may publish from time to time.

We may, from time to time, voluntarily publish guidance regarding our future performance that represents our management’s estimates as of the date of relevant release. Any such guidance is based upon a number of assumptions and estimates that, while presented with numerical specificity, is inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. The principal reason that we may release this data is to provide a basis for our management to discuss our business outlook with analysts and investors. We do not accept any responsibility for any projections or reports published by any such persons. Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by us will not materialize or will vary significantly from actual results. Further, our sales during any given quarter tend to be unevenly distributed as individual orders tend to close in greater numbers immediately prior to the relevant quarter end and further.  Our revenues from individual customers may also fluctuate from time to time based on the timing and the terms under which further orders are received and the duration of the delivery and implementation of such orders.  Therefore, if our projected sales do not close before the end of the relevant quarter, our actual results may be inconsistent with our published guidance. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results will vary from the guidance and the variations may be material. Investors should also recognize that the reliability of any forecasted financial data diminishes the farther in the future that the data is forecast. In light of the foregoing, investors are urged to consider any guidance we may publish in context and not to place undue reliance on it.

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

Share price fluctuations may be exaggerated if the trading volume of our ordinary shares is too low. The lack of a trading market may result in the loss of research coverage by securities analysts. Moreover, we can provide no assurance that any securities analysts will initiate or maintain research coverage of our company and our ordinary shares. If our future quarterly operating results are below the expectations of securities analysts or investors, the price of our ordinary shares would likely decline.  Securities class action litigation has often been brought against companies following periods of volatility.

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

In the future, we may also choose to follow Israeli corporate governance practices instead of NASDAQ requirements with regard to, among other things, the composition of our board of directors, compensation of officers, director nomination procedures and quorum requirements at shareholders’ meetings. In addition, we may choose to follow Israeli corporate governance practice instead of NASDAQ requirements to obtain shareholder approval for certain dilutive events (such as for issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ corporate governance rules. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Global Select Market, may provide less protection than is accorded to investors of domestic issuers. See “ITEM 16G: Corporate Governance”.

As a foreign private issuer, we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, we are permitted to disclose limited compensation information for our executive officers on an individual basis and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act.   Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information.  These exemptions and leniencies reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

We would lose our foreign private issuer status if (a) a majority of our outstanding voting securities were either directly or indirectly owned of record by residents of the United States and (b)(i) a majority of our executive officers or directors were United States citizens or residents, (ii) more than 50 percent of our assets were located in the United States or (iii) our business were administered principally outside the United States. Our loss of foreign private issuer status would make U.S. regulatory provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose, under U.S. law, more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

We relied on the market capitalization method to determine the fair market value of our assets for the taxable year ended December 31, 2014. Based on certain estimates of our gross income and gross assets, the nature of our business and the anticipated amount of goodwill (which is determined in large part by the price of our stock), we believe that we were not a PFIC for our taxable year ended December 31, 2014 and do not expect to become a PFIC for our taxable year ending December 31, 2015. A non-U.S. company will generally be characterized as a PFIC for any taxable year in which 75% or more of its gross income is passive income or in which 50% or more of the average value of its gross assets produce passive income or are held for the production of passive income.

If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gains income, and having potentially punitive interest charges apply to the proceeds of share sales. Similar rules apply to distributions that are “excess distributions.”

The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our ordinary shares, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2015 or in subsequent years.

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

We are incorporated under Israeli law and our principal offices, research and development division and manufacturing facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and continued with varying levels of severity into 2014. In recent years, these have included, among others, hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel, causing casualties and significant disruption of economic activities. Any armed conflicts, terrorist activities or political instability in the region may affect a significant portion of our work force, which is located in Israel, and may limit materially our ability to obtain raw materials from these countries or sell our products to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development and manufacturing, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2014, we employed 462 people, of whom 339 were based in Israel. Some of our employees in Israel are obligated to perform annual military reserve duty in the Israel Defense Forces, depending on their age and position in the army. Additionally, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. Our operations could be disrupted by the absence of one or more of our executive officers or key employees for a significant period due to military service and any significant disruption in our operations could harm our business. The full impact on our workforce or business if some of our executive officers and employees are called upon to perform military service, especially in times of national emergency, is difficult to predict. Additionally, the absence of a significant number of employees at our manufacturing subcontractor, Flextronics, as a result of military service obligations may disrupt their operations and could have a material adverse effect on our ability to timely deliver products to customers may be materially adversely affected.

The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

Our investment program in equipment at our facility in Hod-Hasharon, Israel, has been granted approved enterprise status and we are therefore eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investments Law. We also have been granted beneficiary enterprise status.  We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2014, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $ 39 million. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investments Law and its regulations and the criteria set forth in the specific certificate of approval. If we do not meet these requirements, the tax benefits would be canceled and we could be required to refund any tax benefits and investment grants that we received in the past. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are cancelled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate in Israel for 2014 and thereafter is 26.5% and was 25.0% in 2012 and 2013.

Effective January 1, 2011, the Investment Law was amended. Under the amended Investment Law, the criteria for receiving tax benefits were revised. Under the transition provisions of the new legislation, a company may decide to irrevocably implement the new amendment while waiving benefits provided under the current law or to remain subject to the current law. In the future, we may not be eligible to receive additional tax benefits under this law. The termination or reduction of these tax benefits would increase our tax liability, which would reduce our profits. Finally, in the event of a distribution of a dividend from the abovementioned tax-exempt income, in addition to withholding tax at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 20% in 2014 and onwards, and (iii) non-Israeli resident – 20% in 2014 and onwards subject to a reduced tax rate under the provisions of an applicable double income on the amount distributed in accordance with the effective corporate tax rate which would have been applied had we not enjoyed the exemption. See “ITEM 10: Additional Information—Taxation—Israeli Tax Considerations and Government Programs.”

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

In 2013 and 2014 we received and accrued non-royalty-bearing grants totaling $1.1 and $1.0 million, respectively, from the Office of the Chief Scientist, representing 3.7% and 3.3% respectively of our gross research and development expenditures during the year. In 2013 and 2014 we qualified to participate in two non-royalty-bearing research and development programs funded by the Office of the Chief Scientist to develop generic technology relevant to the development of our products. Such programs are approved pursuant to special provisions of the Research and Development Law. We were eligible to receive grants constituting between 40% and 55% of certain research and development expenses relating to these programs. One of the programs are approved for companies with large Research and Development activities and another for members of a "Magnet" consortium. Although the grants under these programs are not required to be repaid by way of royalties, the restrictions of the Research and Development Law described below apply to these programs.

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

Even if we receive approval to manufacture our products outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. Know-how developed under an approved research and development program may not be transferred to any third-parties, except in certain circumstances and subject to prior approval. Similarly, even if we receive approval to transfer intellectual property rights in technologies developed using these grants, we may be required to repay a multiple of the original grants to the Office of the Chief Scientist. In addition, if we fail to comply with any of the conditions and restrictions imposed by the Research and Development Law or by the specific terms under which we received the grants, we may be required to refund any grants previously received together with interest and penalties, and may be subject to criminal charges.

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

Recent Developments

In February, 2015, we entered into an agreement to acquire the business and substantially all of the assets of Optenet, S.A., a Madrid-based global IT security company providing high-performance Security-as-a-Service (SECaaS) solutions to service providers and large enterprises worldwide.  Under the terms of the agreement, we will pay approximately $6.7 million (€5.9 million) in cash, and a deferred and contingent purchase price as follows: The deferred purchase price consists of $5.7 million (€5 million) in cash to be paid over two years following the acquisition.  In addition, there will be a performance-based earn-out over a period of five years following closing.  The performance–based earn out is capped at approximately $25.6 million (€22.5 million) and is contingent upon reaching certain revenues threshold from sale of Optenet products. The transaction closing date occurred on March 23, 2015.

We had capital expenditures of $3.4 million in 2014, $2.7 million in 2013 and $3.8 million in 2012. We have financed our capital expenditures with cash generated from operations and through net proceeds from sales of our equity securities and investing activities.

Our capital expenditures during 2012, 2013 and 2014 consisted primarily of investments in laboratory equipment for research and development.

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

We have a global and diverse end-customer base composed of mobile and fixed broadband service providers, cable operators, private networks, data centers, governments and enterprises, such as financial and educational institutions. Our scalable, carrier-grade solutions integrate capabilities that allow our customers to optimize the delivery and performance of over-the-top (OTT) applications and services, monetize network utilization through value-added product deployment, real-time metering and application-aware charging models and personalize the user experience through service tiering and differentiation.

Through our combination of innovative technology, proven know-how and collaborative approach to industry standards and partnerships with broadband service providers and enterprises, we deliver broadband solutions that equip our customers with the capabilities to elevate their role in the digital lifestyle ecosystem and to expand into new business opportunities. We offer our customers proprietary technologies that are seamlessly woven into carrier-class products and solutions. In addition, we have developed significant industry know-how and expertise through our experience in designing and implementing use cases with our diverse customer base. Beginning from the proposal stage of a new project through the testing, acceptance and implementation of our products, we collaborate closely with our customers and other industry participants to create innovative solutions to create the digital lifestyle ecosystems that our customers require.

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

Rising Network Operational Costs Due to the Rapid Adoption of Broadband Applications

Advances in broadband access (such as the introduction of long-term evolution, or LTE, technology) combined with the advanced data capabilities of end-user devices (such as smartphones and tablets) have promoted a growing number of applications and content delivered over broadband networks. The vast majority of these applications run over-the-top of the network, which means they are not originated, controlled or charged by the network operator. The use of OTT applications, such as streaming video, peer-to-peer (P2P), Voice over IP (VoIP), social networks, interactive gaming and online content, requires large and increasing amounts of bandwidth. Moreover, many of these applications are highly sensitive to network delays caused by congestion. In response to these challenges, service providers have been forced to invest heavily in network infrastructure upgrades and customer support services in order to maintain the quality of experience for subscribers.

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

It is becoming increasingly apparent that unmanaged 3G and 4G/LTE mobile networks will not be able to cope with the rising tide of data traffic, without implementing intelligent bandwidth management solutions. Moreover, network providers may need to develop new pricing models if they are not able to monetize the OTT traffic carried by their networks.

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

Enterprise Demand for Visibility and Delivery of Mission-Critical Applications and Services in the Cloud

The proliferation of network applications, bring your own device  and cloud computing present significant challenges for enterprises that operate data centers, wide-area networks, virtual private networks (VPN) and Internet connectivity for organizations of all sizes. Enterprises depend on network infrastructure to ensure the delivery of business-critical applications to an increasingly mobile and often global workforce, and as such, face many of the same issues as service providers. At the same time, Internet access has introduced a wide variety of recreational and non-business applications to enterprise networks, resulting in network congestion and negatively impacting employee productivity. As a result, there is an increasing need for enterprises to be able to monitor and control the traffic on their business networks.

Network Security Threats

As reliance on the Internet has grown, service providers and subscribers have become increasingly vulnerable to a wide range of security threats, including denial of service attacks, spambots and malware. These attacks are designed to flood the network with traffic that consumes all the available bandwidth and hinder the ability to provide high quality broadband access to subscribers or to prevent enterprises from using mission-critical applications. These threats also compromise network and data integrity. We believe service providers and enterprises must protect against such attacks by detecting and neutralizing malicious traffic at very early stages before such threats can compromise network integrity and services.

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

Allot’s Products (Our Platforms)

The Allot Service Gateway and Allot NetEnforcer platforms, as well as the Allot Service Gateway Tera, which was introduced during 2014, are based on leading technology and high performance, designed for in-line deployment in a wide range of networks. Within each platform, our Dynamic Actionable Recognition Technology (DART) engine employs multiple deep packet inspection and analytical methods to identify network traffic by subscriber, application, device and network topology. Our technology is able to identify more OTT applications than any other solution on the market with frequent and custom updates to our extensive signature library. These granular elements may be mapped directly into dynamic traffic management, charging and service enablement policies.

High-Performance Platforms

•
Allot Service Gateway Tera powers the deployment and delivery of digital lifestyle services in fixed, mobile and cloud networks that are on the path to software-defined networking (SDN) and virtualized network services (NFV). The Allot Service Gateway Tera provides a unified framework for traffic detection, policy enforcement and service integration across any access network, and helps manage traffic loads, keeping pace with the growing demand for services and the complex needs of application delivery.  Allot Service Gateway Tera supports both physical and virtual service deployment and serves as a single point of seamless integration in the network for real-time data sourcing, traffic management, service chaining, video optimization, application-based charging, endpoint protection and anti-DDoS, as well as value-added services from other leading vendors.

•
Allot Service Gateway integrates network intelligence, policy enforcement and revenue-generating services in a scalable, carrier-class platform designed for fixed, mobile (3G/4G/LTE) and converged broadband networks. The Allot Service Gateway accurately identifies subscriber traffic in real time at speeds up to 500 gigabits per second (Gbps), for a single device and can cluster up to 8 devices for a total of 4 Tbps (Tera bits per second) for a single cluster.  It optimizes bandwidth utilization based on usage, enforces QoS policy, and steers traffic to digital lifestyle services deployed within or outside the platform. As the focal point for service enablement, The Allot Service Gateway allows service providers to reduce operating costs and drive new revenue by delivering the personalized service and quality of experience that the digital lifestyle demands.

•
Allot NetEnforcer bandwidth management devices monitor and manage network traffic per application and per subscriber, enabling intelligent optimization of broadband and wide area network (WAN) services. With full duplex speeds ranging from 10 megabits per second (Mbps) to 16 Gbps, these devices provide essential visibility policy enforcement and traffic steering to added-value services in a wide range of service provider and enterprise networks.

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

•
Allot ClearSee Data Source: Extracts a rich variety of raw traffic statistics from operator networks, enriches it with data from operator business systems, and loads it into a cutting-edge data warehouse where it is transformed into modeled data objects that are meaningful to telco operators and easy to manipulate using the Allot ClearSee Analytics application This valuable source data may also be exported to external analytics tools and other business applications.

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

•	NetAccounting Server: Aggregates network-wide usage statistics and exports the data to external accounting systems in standard formats.

•	NetPolicy Provisioner: Provides a virtual “bandwidth management device” for self-monitoring and self-provisioning by a networks operator’s VPN, ISP and managed services customers.

Customers

We have a global, diversified end-customer base consisting primarily of mobile and fixed service providers, cable operators, private networks, data centers, governments and enterprises. We derive a significant and growing portion of our revenue from direct sales to large mobile and fixed-line service providers. We generate the remainder of our revenue through a select and well-developed network of channel partners, generally consisting of distributors, resellers, original equipment manufacturers (“OEMs”) and system integrators. In 2014, we derived 35% of our revenues from Europe, 13% from the United States, 36% from Asia and Oceania, 13% from the Middle East and Africa and 3% from the Americas (excluding the United States). For a breakdown of total revenues by geographic location, please see “ITEM 5 A – Operating Results – Results of Operations – Revenues.

Channel Partners

We market and sell our products to end-customers both by direct sales and through channel partners, which include distributors, resellers, OEMs and system integrators. A significant portion of our sales occur through our channel partners. In 2014, approximately 45% of our revenues were derived from channel partners. Our channel partners generally purchase our products from us upon receiving orders from end-customers and are responsible for installing and providing initial customer support for our products. Our channel partners are located around the world and address most major markets. Our channel partners target a range of end-users, including carriers, alternative carriers, cable operators, private networks, data centers and enterprises in a wide range of industries, including government, financial institutions and education. Our agreements with channel partners that are distributors or resellers are generally non-exclusive, for an initial term of one year and automatically renew for successive one-year terms unless terminated. After the first year, such agreements may typically be terminated by either party upon ninety days prior notice.

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

We have organized our worldwide sales efforts into the following territories: North America, South America, Europe, the Middle East and Africa; and Asia and Oceania. We have regional offices in the United States, Israel, France, United Kingdom, Singapore, Japan, New Zealand and China, and a regional presence in Germany, Italy, Spain, Mexico, Brazil, India, Hong Kong, South Korea, South Africa and Australia.

As of December 31, 2014, our sales and marketing staff, including product management and business development functions, consisted of 106 employees.

Service and Technical Support

We believe our technical support and professional services capabilities are a key element of our sales strategy. Our technical staff assists in presales activities and advises channel partners on the integration of our solutions into end-customer networks. Our basic warranty to end-customers (directly or through our channel partners) is three months for software and twelve months for hardware. Generally, end-customers are also offered a choice of one year or three-year customer support programs when they purchase our products. These customer support programs can be renewed at the end of their terms. Our end-customer support plans generally offer the following features:

•	unlimited 24/7 access to our support organization, via phone, email and online support system;

•	expedited replacement units in the event of a warranty claim;

•	software updates and upgrades offering new features and addressing new and changing network applications; and

•	periodic updates of solution documentation and technical information.

Our support plans are designed to maximize network up-time and minimize operating costs. Our customers, including channel partners and their end-customers, are entitled to take advantage of our around-the-clock technical support which we provide through our four help desks, primarily located in France, Israel, Singapore and the United States. We also offer our customers, 24-hour access to an external web-based technical knowledge base, which provides technical support information and, in the case of our channel partners, enables them to support their customers independently and obtain follow up and support from us.

The expenditures associated with the technical support staff are allocated in our statements of operations between sale and marketing expenses and cost of goods sold, based on the roles of and tasks performed by personnel.

As of December 31, 2014, our technical staff consisted of 104 employees.

Research and Development

Our research and development activities take place primarily in Israel. As of December 31, 2014, 179 of our employees were engaged primarily in research and development. We devote a significant amount of our resources towards research and development in order to introduce new products and continuously enhance existing products and to support our growth strategy. We have assembled a core team of experienced engineers, many of whom are leaders in their particular field or discipline and have technical degrees from top universities and have experience working for leading Israeli networking companies. These engineers are involved in advancing our core technologies, as well as in applying these core technologies to our product development activities. In previous years, our research and development efforts have benefited from royalty-bearing grants from the Office of the Chief Scientist. As of December 31 2014, there are no outstanding royalties due from us to the Office of the Chief Scientist. In 2014, we benefited from additional grants from the Office of Chief Scientist, however, these grants do not bear royalties.  Under the terms of these grants we are required to perform our manufacturing activities within the state of Israel, as a condition to maintaining these benefits. The State of Israel does not own any proprietary rights in technology developed with the Office of the Chief Scientist funding and there is no restriction related to the Office of the Chief Scientist on the export of products manufactured using technology developed with the Office of the Chief Scientist funding (other limitations on export apply under applicable law). For a description of restrictions on the transfer of the technology and with respect to manufacturing rights, please see “ITEM 3: Key Information—Risk Factors—The government grants we have received for research and development expenditures require us to satisfy specified conditions and restrict our ability to manufacture products and transfer technologies outside of Israel. If we fail to comply with these conditions or such restrictions, we may be required to refund grants previously received together with interest and penalties and may be subject to criminal charges.”

Manufacturing

We subcontract the manufacture and repair of the hardware components of our Service Gateway platforms and our NetEnforcer traffic management systems to Flextronics (Israel) Ltd., a subsidiary of Flextronics, a global electronics manufacturing services company, which manufactures these components in accordance with our design. This strategy enables us to reduce our fixed costs, focus on our core research and development competencies and provide flexibility in meeting market demand. Flextronics (Israel) is contractually obligated to provide us with manufacturing services based on agreed specifications, including manufacturing, assembling, testing, packaging and procuring the raw materials for our devices. We are not required to provide any minimum orders. Our agreement with Flextronics (Israel) is automatically renewed annually for additional one-year terms. Flextronics (Israel) may terminate our agreement with them at any time during the term upon 180 days prior notice. We retain the right to procure independently any of the components used in our products. Flextronics (Israel) has a U.S. affiliate to which it can, with the prior consent of the Office of the Chief Scientist, transfer manufacturing of our products if necessary, in which event we may be required to pay increased royalties to the Office of the Chief Scientist. We expect that it would take approximately six months to transition manufacturing of our products to an alternate manufacturer.

We design and develop internally a number of the key components for our products, including printed circuit boards.  Some of the hardware components of our products are obtained from single or limited sources. Since our products have been designed to incorporate these specific components, any change in these components due to an interruption in supply or our inability to obtain such components on a timely basis may require engineering changes to our products before we could incorporate substitute components. In particular, we purchase the central processing unit for our Service Gateway platforms and for our NetEnforcer products from NetLogic Microsystems, Inc. (now part of Broadcom Corporation). We also purchase off the shelf hardware components from single or limited sources for our Video Optimization and Traffic Management products. We carry approximately three to six months of inventory of key components. We also work closely with our suppliers to monitor the end-of-life of the product cycle for integral components, and believe that in the event that they announce end of life, we will be able to increase our inventory to allow enough time for replacing such components. The agreements with our suppliers do not contain any minimum purchase or supply commitments. Product testing and quality assurance is performed by our contract manufacturer using tests and automated testing equipment and according to controlled test documentation we specify. We also use inspection testing and statistical process controls to assure the quality and reliability of our products.

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

Intellectual Property

Our intellectual property rights are very important to our business. We believe that the complexity of our products and the know-how incorporated into them makes it difficult to copy them or replicate their features. We rely on a combination of confidentiality and other protective clauses in our agreements, copyright and trade secrets to protect our know-how. We also restrict access to our servers physically and through closed networks since our product designs and software are stored electronically and thus are highly portable.

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

The communications equipment industry is characterized by constant product changes resulting from new technological developments, performance improvements and lower hardware costs. We believe that our future growth depends to a large extent on our ability to be an innovator in the development and application of hardware and software technology. As we develop the next generation products, we intend to pursue patent protection for our core technologies in the telecommunications segment. We plan to seek patent protection in our largest markets and our competitors’ markets, for example in the United States and Europe. As we continue to move into new markets, such as Japan, Korea and China, we will evaluate how best to protect our technologies in those markets. We intend to vigorously prosecute and defend the rights of our intellectual property.

As of December 31, 2014, we had ten U.S. patents and several pending patent applications in the United States. We expect to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

We have obtained a U.S. trademark registration for one of our key marks that we use to identify our products or services: “NetEnforcer.”

Government Regulation

See “ITEM 5: Overview—Government Grants” for a description of grants received from the Office of the Chief Scientist of the Ministry of Economy.

C.	Organizational Structure

As of December 31, 2014, we held directly and indirectly the percentage indicated of the outstanding capital stock of the following subsidiaries:

Company	Jurisdiction of Incorporation	Percentage Ownership
Allot Communications Inc.	United States	100%
Allot Communications Europe SARL	France	100%
Allot Communications (Asia Pacific) Pte. Limited	Singapore	100%
Allot Communications (UK) Limited (with branches in Spain, Italy and Germany)	United Kingdom	100%
Allot Communications Japan K.K.	Japan	100%
Allot Communications (New Zealand) Limited (with a branch in Australia)	New Zealand	100%
Oversi Networks Ltd. (in merger process)	Israel	100%
Allot Communications (Hong Kong) Ltd	Hong Kong	100%
Allot Communications Africa (PTY) Ltd	South Africa	100%
Allot Communications India Private Ltd	India	100%

During January 2015, we incorporated Allot Communications Spain, S.L. Sociedad Unipersonal, in Spain, which is wholly owned by us, through our subsidiary in the United Kingdom.

D.	Property, Plants and Equipment

Our principal administrative and research and development activities are located in approximately 68,566 square foot (6,370 square meter) facilities in Hod-Hasharon, Israel. The leases for our facilities vary in dates and terms, with the main facility’s lease commencing in July 2006 and expiring in June 2018.

We also lease a 5,862 square foot (545 square meter) facility in Woburn, Massachusetts, for the purposes of our U.S. sales and marketing operations pursuant to a lease that expires in August 2019. We lease other smaller facilities for the purpose of our development, sales and marketing and support activities in France, the United Kingdom, Italy, Germany, Singapore, Spain, China, Japan, South Africa, Colombia, Mexico, and New Zealand.

ITEM 4A: Unresolved Staff Comments

Not applicable.

ITEM 5: Operating and Financial Review and Prospects

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2014 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with US GAAP.  This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “ITEM 3.D: Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

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

In 2014, the primary drivers of our growth were the mobile and fixed markets, which were highlighted by our ongoing relationship with a global Tier 1 mobile and fixed operators groups. Revenues from these customers in 2014 accounted for 44% of our total revenues.

Acquisition of Ortiva and Oversi

In 2012, we acquired the business of Ortiva Wireless Inc. (“Ortiva”), a developer of solutions for mobile and Internet networks and Oversi Networks Ltd. (“Oversi”), a developer of products and systems for caching Internet content. See note 1(b) to our consolidated financial statements for further information.

Acquisition of certain assets and obligations of Optenet S.A.

In February 2015, we entered into a binding asset purchase agreement, for the purchase of the business and substantially all of the assets of Optenet, S.A., a developer of security solutions for internet service providers and enterprises.  The transaction closing date occurred on March 23, 2015.  See Note 17 to our consolidated financial statements for further information.

Key measures of our performance

Revenues

We generate revenues from two sources: (1) sales of our network traffic management systems and our network management application solutions and platforms, and (2) maintenance and support services and professional services, including installation and training. We generally provide maintenance and support services pursuant to a one- to three-year maintenance and support program, which may be purchased by customers at the time of product purchase or on a renewal basis.

We recognize revenues from product sales when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with respect to implementation remain, the fee is fixed or determinable and collection is probable. We typically grant a one-year hardware and three-month software warranty on all of our products, or one-year hardware and software warranty to customers that purchase annual maintenance and support.  Typically our support contracts with our customers, provide hot line support, extended warranty and software updates.  We record a provision for warranty at the time the product’s revenue is recognized. We estimate the liability of possible warranty claims based on our historical experience. Warranty claims have to date been immaterial to our results of operations. Maintenance and support revenues are recognized on a straight-line basis over the term of the applicable maintenance and support agreement. See “—Critical Accounting Policies and Estimates—Revenue Recognition” below.

Customer concentration. We derived 14% of our total revenues in 2012 from one global Tier 1 mobile operator group. In 2013, we derived 45% of our total revenues from three Tier 1 mobile and fixed operators. In 2014, we derived 44% of our total revenues from two Tier 1 mobile and fixed operators.

Geographical breakdown.  See “ITEM 4B: Information on Allot – Business Overview  -- Customers” for the geographic breakdown of our revenues by percentage for the years ended December 31, 2012, December 31, 2013 and December 31, 2014.

Cost of revenues and gross margins

Our products’ cost of revenues consists primarily of costs of materials, manufacturing services and overhead, warehousing, product testing and royalties paid primarily to the Office of the Chief Scientist (until the end of 2012; when the obligation to royalties to OCS ended due to the repayment to OCS). Our services’ cost of revenues consists primarily of salaries and related personnel costs for our customer support staff as well as the royalty payments mentioned above. We expect cost of revenues to increase as a result of an increase in our product and service revenues, an increase in sales of our higher end products, primarily our Service Gateway platforms, to large customers that we expect will require additional personnel hiring and other operational expenditures related to such sales. Such increases may be partially offset by increased sales of our network management application suites as their related cost of revenues is generally lower. In addition, we are no longer obligated to make royalty payments to the Office of the Chief Scientist, as we reached a settlement with them in December 2012. The balance of the liability related to the grants received from the Office of Chief Scientist was approximately $15.9 million, which was recorded as cost of revenues for the year ended December 31, 2012. In 2013, our gross margin increased as a result of the elimination of royalty payments to the Office of the Chief Scientist with respect to grants received through 2012. In 2014 our gross margin has decreased, primarily due to inventory write-offs of $3.4 million due to product cycle replacement. Specifically in 2014 we launched the service gateway TERA and reduced the level of inventories related to the old product lines.

Operating expenses

Research and development. Our research and development expenses consist primarily of salaries and related personnel costs, costs for subcontractor services, depreciation, rent and costs of materials consumed in connection with the design and development of our products. We expense all of our research and development costs as they are incurred. Our net research and development expenses are comprised of gross research and development expenses offset by financing through grants from the Office of the Chief Scientist. Such participation grants are recognized at the time at which we are entitled to such grants on the basis of the costs incurred and included as a deduction of research and development expenses (see - “Government Grants” below). We believe that significant investment in research and development, including hiring high quality research and development personnel, is essential to our future success and expect that in future periods our research and development expenses will increase on an absolute basis.

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

Financial income, net

Financial income, net consists primarily of interest earned on our cash balances and other financial investments, foreign currency exchange gains or losses, gains or losses resulting from the sale of marketable securities and bank fees.

In both 2013 and 2014, we had $0.7 million financial income, net. In 2012, we had $1.4 million financial income, net. The change in 2013 was primarily attributed to a decrease in our interest income which derived from lower interest rates received for our short-term bank deposits during 2013 and from the increase in the amortization of our marketable securities’ premium during 2013.

In addition, financial and other income, net, may fluctuate due to foreign currency exchange gains or losses, as well as interest rate changes. See “—Factors Affecting Our Performance.”

Approved Enterprise

Our facilities in Hod-Hasharon, Israel have been granted Approved Enterprise status under the Encouragement of Capital Investments Law, 1959, and enjoy certain tax benefits under this program. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2014, our net operating loss carry forwards for Israeli tax purposes totaled approximately $39 million, which includes losses related to our acquisition of Oversi. As a result of our acquisition of Oversi, we may offset operating losses in Israel against taxable income annually with a limitation of up to 14% of the total accumulated loss but no more than 50% of our taxable income. Income derived from other sources, other than through our “Approved Enterprise” status, during the benefit period will be subject to the regular corporate tax rate.

Government Grants

Our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist under our approved plans in accordance with the Research and Development Law. Through December 31, 2012, we had received approval for and recorded in our books grants totaling $30.8 million from the Office of the Chief Scientist, including $4.1 million attributed to NetReality products. Because the NetReality products were discontinued and will no longer be sold, the $4.1 million was cancelled, and we are not obligated to repay this amount. Under Israeli law and the approved plans, royalties on the revenues derived from sales of all of our products are payable to the Israeli government, generally at the rate of 3.0% during the first three years and 3.5% beginning in the fourth year, up to the amount of the received grants as adjusted for fluctuation in the U.S. dollar/shekel exchange rate. The amounts received after January 1, 1999 bear interest at the twelve-month LIBOR as at the beginning of the year in which a grant is approved. Our obligation to pay these royalties is contingent upon actual sales of our products and no payment is required if no sales are made. In December 2012, we recorded a liability of $15.9 million due to a settlement with the Office of the Chief Scientist, representing the full balance of the contingent liability related to grants received. This settlement was paid in 2013. Upon making this payment, we have eliminated all royalty obligations related to our anticipated revenues and did not incur the expense associated with future interest payments related to such obligations. In 2013 and 2014 we received grants from the Chief Scientist through non- royalty bearing programs.

Factors Affecting Our Performance

Our business, financial position and results of operations, as well as the period-to-period comparability of our financial results, are significantly affected by a number of factors, some of which are beyond our control, including:

Customer concentration. We derived 44% of our total revenues in 2014 from two global Tier 1 mobile and fixed operator groups. While we have some visibility into the likely scope of the customers’ projects, our relationships are conducted solely on a purchase order basis and we do not have any commitment for future purchase orders from these customers. The loss of any of such significant customers could harm our results of operations and financial condition.

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

Cost of revenues and cost reductions.  Our cost of revenues as a percentage of total revenues was 44.8% for 2012 (29.6% excluding the impact of the $15.9 million expenses related to settlement of Office of Chief Scientist grants), 27.8% for 2013 and 29.7% for 2014. Our products use off-the-shelf components and typically the prices of such components decline over time. However, the introduction and sale of new or enhanced products and services may result in an increase in our cost of revenues. We make a continuous effort to identify cheaper components of comparable performance and quality. We also seek improvements in engineering and manufacturing efficiency that will reduce costs. Our products incorporate features that are purchased fromthird parties. In addition, new products usually have higher costs during the initial introduction period. We generally expect such costs to decline as the product matures and sales volume increases. The introduction of new products may also involve a significant decrease in demand for older products. Such a decrease may result in a devaluation or write-off of such older products and their respective components. In 2014, we recorded a write-off of $3.4 million of inventory to our cost of revenues, due to product cycle replacement. Specifically in 2014 we launched the service gateway TERA that supersedes the service gateway Sigma and Sigma E and as a result of the faster than anticipated adoption, we reduced the level of inventories related to the old product lines. The growth of our customer base is usually coupled with increased service revenues primarily resulting from increased maintenance and support. In addition, the growth of our installed base with large service providers may result in increased demand for professional services, such as training and installation services. An increase in demand for such services may require us to hire additional personnel and incur other expenditures. However, these additional expenses, handled efficiently, may be utilized to further support the growth of our customer base and increase service revenues.

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

Revenue recognition. We account for revenue recognition in accordance with Accounting Standards Codification No. 605-25, “Multiple elements arrangements” (“ASC No. 605-25”). We generate revenues mainly from selling our products along with related maintenance and support services. At times, these arrangements may also include professional services, such as installation services or training. We generally sell our products through resellers, distributors, OEMs and system integrators, all of whom are considered end-users.

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

Maintenance and support related revenues included in multiple element arrangements are deferred and recognized on a straight-line basis over the term of the applicable maintenance and support agreement. Other services, such as professional services, are recognized upon the completion of installation or when the service is provided. In instances where the services provided in a multiple element arrangement are considered essential to the functionality of the product and payment of the product is contingent upon performance of the services, the sales of the products and services would be considered one unit of accounting. Deferred revenues are classified as short and long term based on their contractual term and recognized as revenues at the time the respective elements are provided.

Revenues arrangements with multiple deliverables are allocated using the relative selling price method. The Company determines the best estimated selling price (“BESP”) in multiple elements arrangements as follows:

For the products, the Company determine the “BESP” based on management’s estimated selling price (“ESP”) by reviewing historical transactions and considering multiple other factors, including but not limited to, pricing practices including discounting, and competition.

For the maintenance and support the Company determined the ESP in multiple-element arrangements based on reviewing historical transactions, and considering several other external and internal factors including, but not limited to, pricing practices including discounting and competition.

For the years ended December 31, 2014 ,December 31,  2013 and December 31, 2012, for maintenance and support, the Company determined the selling price based on VSOE of the price charged based on standalone sales (renewals) of such elements using a consistent percentage of the Company's product price lists in the same territories.

Deferred revenues are classified as short- and long-term based on their contractual term and recognized as revenues at the time the respective elements are provided.

Provision for returns. We provide a provision for product returns and stock rotation based on its experience with historical sales returns, stock rotations and other known factors. Such provisions amounted to $1.1 million and $0. 9 million as of December 31, 2014 and 2013, respectively.

Warranty costs. We typically grant a one-year hardware and three months software warranty on all of our products, and record a provision for warranty at the time the product’s revenue is recognized. We estimate the liability of possible warranty claims based on our historical experience. We estimate the costs that may be incurred under our warranty arrangements and record a liability in the amount of such costs at the time product revenue is recognized. We periodically assess the adequacy of the recorded warranty liabilities and adjust the amounts as necessary.

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

In connection with the grant of options and RSUs, we recorded total stock-based compensation expenses of $4.8 million in 2012, $7.7 million in 2013, and $8.1 in 2014. In 2014, $0.4 million, $1.9 million, $3.3 million and $2.5 million of our stock-based compensation expense resulted from cost of revenue, research and development expenses, net, sales and marketing expenses and general and administrative expenses, respectively, based on the department in which the recipient of the option grant was employed. As of December 31, 2014, we had an aggregate of $13.8 million of deferred unrecognized stock-based compensation remaining to be recognized over a weighted average vesting period of 2.13 years.

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventory and discontinued products. Inventory write-off provision as of December 31, 2014, 2013 and 2012 totaled $4.5 million, $1.8 million, and $1.4 million, respectively.

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

As of December 31, 2014, we held available for sale marketable securities of $54.3 million. As of December 31, 2014, the unrealized loss recorded to other comprehensive income was $0.2 million.

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

We perform an annual impairment analysis of goodwill at December 31 of each year, or more often as applicable. We operate in one operating segment, and this segment comprises only reporting units. The provisions of ASC No. 350 require that a two-step impairment test be performed on goodwill at the level of the reporting units. In the first step, we compare the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and no further testing is required to be performed. If the carrying value of the net assets exceeds the fair value, then we must perform the second step of the impairment test in order to determine the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference.

We believe that our business activity and management structure meet the criterion of being a single reporting unit for accounting purposes. We performed an annual impairment analysis as of December 31, 2014 and determined that the carrying value of the reporting unit was less than the fair value of the reporting unit. Fair value is determined using market capitalization. During the years ended 2012, 2013 and 2014, no impairment losses were recorded.

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC No. 360, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2014, no impairment losses have been identified.

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

During 2012, 2013 and 2014, no impairment losses were recorded.

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

In Israel, we have accumulated operating loss carry forwards of approximately $39.0 million and capital losses of approximately $27.3 million for tax purposes as of December 31,  2014, which may be carried forward and offset against taxable capital gains in the future for an indefinite period. In the United States, the accumulated losses for U.S. federal income tax return purposes were approximately $2.8 million as of December 31, 2014, which expire between 2024 and 2032. In France, we had approximately $4.4 million in net operating loss carry forwards as of December 31,  2014, which may be carried forward and offset against taxable capital gains in the future for an indefinite period. We believe that because of our history of losses, and uncertainty with respect to future taxable income, it is more likely than not that some of the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future, and therefore, a valuation allowance was provided to reduce deferred tax assets to their realizable value. The valuation allowance for the year ended December 31, 2014 was $11.4 million.

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

Results of Operations

The following table sets forth our statements of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
Revenues:
Products	73.6%	68.7%	65.9%
Services	26.4	31.3	34.1
Total revenues	100.0	100.0	100.0
Cost of revenues:
Products	25.6	21.3	23.4
Services	4.0	6.5	6.3
Total cost of revenues	44.8	27.8	29.7
Gross profit	55.2	72.2	70.3
Operating expenses:
Research and development, net	21.1	28.0	24.8
Sales and marketing	32.5	41.2	38.1
General and administrative	10.2	10.3	10.2
Total operating expenses	63.8	79.5	73.1
Operating loss	8.6	7.3	2.7
Financing income (expenses), net	(1.3)	0.8	0.6
Loss before income tax expense (benefit)	7.3	6.6	2.1
Income tax (expense) benefit	0.9	(0.1)	0.0
Net loss	6.4%	6.7%	2.1%

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues

The following table sets forth a breakdown of our revenues by geographic locations for the periods indicated:

	Revenues by Location
	2014	% Revenues	2013	% Revenues	2012	% Revenues
	(In thousands)
Revenues:
Europe	$41,238	35%	$35,143	36%	$39,655	38%
Asia and Oceania	41,990	36%	29,909	31%	21,953	21%
Middle East and Africa	15,352	13%	4,820	5%	10,565	10%
United Stated of America	15,307	13%	21,350	22%	24,674	24%
Americas (excluding United States)	3,299	3%	5,323	6%	7,905	7%
Total Revenues	$117,186	100%	$96,545	100%	$104,752	100%

Products.  Product revenues increased by $10.9 million, or 16.5%, to $77.2 million in 2014 from $66.3 million in 2013.  The increase in revenues in 2014 was attributable to transactions with large Tier-1 mobile and fixed operators, including mostly repeating customers, and the introduction of Service Gateway Tera.  Our sales in Europe, the Middle East, Africa, Asia and Oceania have increased significantly in 2014, and have compensated for and superseded the decrease in America.

Services.  Services revenues increased by $9.7 million, or 32.2%, to $39.9 million in 2014 from $30.2 million in 2013. The increase in services revenues is primarily attributable to an increase in our installed base in 2014 and also to the growth of our professional services activities, which is in line with the management’s decision to focus on potential revenues in these activities.

Product revenues comprised 65.9% of our total revenues in 2014, a decrease of 2.8% compared to 2013 while the services revenues portion of total revenues increased by the same percentage.

 Cost of revenues and gross margin

Products. Cost of product revenues increased by $6.8 million, or 33.1%, to $27.4 million in 2014 from $20.6 million in 2013. Product gross margin, decreased to 64.5% in 2014 from 69.0% in 2013. The increase in cost of revenues was primarily due to inventory write-off of $3.4 million due to product cycle replacement. Services. Cost of services revenues increased by $1.1 million, or 17.7%, to $7.3 million in 2014 from $6.3 million in 2013. This increase is consistent with the increase in services revenues.

Total gross margin, decreased to 70.3% in 2014 from 72.2% in 2013.

Operating expenses

Research and development. Gross research and development expenses increased by $1.9 million, or 6.9%, to $30.0 million in 2014 from $28.1 million in 2013. This increase is primarily attributable to an increase in salaries and related expenses of approximately $1.1 million, an increase in overhead expenses of approximately $0.6 million and an increase in stock-based compensation expenses of approximately $0.2 million.

Sales and marketing. Sales and marketing expenses increased by $4.8 million, or 12.0%, to $44.6 million in 2014 from $39.8 million in 2013. This increase is primarily attributable to increased salaries and related expenses of approximately $2.7, an increase in commission expenses of approximately $1.1 million, an increase in other expenses pf approximately $0.9 million and an increase in Stock-based compensation expenses of approximately $0.1 million.

Sales and marketing expenses, as a percentage of total revenues decreased to 38.1% in 2014 from 41.2% in 2013.

General and administrative. General and administrative expenses increased by $2.0 million, or 20.0%, to $11.9 million in 2014 from $10.0 million in 2013. Salaries and related expenses costs increased by approximately $0.7 million, other overhead expenses increased by $0.2 million, and a one-time earn out payment of approximately $1.1 million which is related to oversi acquisition.

General and administrative expenses as a percentage of revenues decreased to 10.2% in 2014 from 10.3% 2013.

Financial income, net. In 2014 and 2013, we had $0.7 million financial income, net.

Income tax expense. Income tax expense in 2014 was $0.05 million, compared to income tax expense of $0.1 million in 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues

Products. Product revenues decreased by $10.8 million, or 14.0%, to $66.3 million in 2013 from $77.1 million in 2012. The decrease in 2013 was derived from the fact that a portion of our sales were made to customers in countries in Europe, which have been impacted by the economic downturn and led our customers to minimize their investments in Capital Expenditure activities in 2013 and, to a lesser degree in 2012. Sales of our high-end products, primarily the Allot Service Gateway platforms and value added products increased.

in 2013 (such as Allot Service Protector and Allot Proactive Analytics).

Services. Services revenues increased by $2.6 million, or 9.4%, to $30.2 million in 2013 from $27.6 million in 2012. The increase in service revenues was primarily attributable to an increase in our installed base in 2013 and also the growth of our professional services activities.

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

Operating expenses

Research and development. Gross research and development expenses increased by $3.2 million, or 12.9%, to $28.1 million in 2013 from $24.9 million in 2012. This increase is primarily attributable to an increase in salaries and related expenses which principally resulted from an increase in the average yearly head count derived mainly from the acquisitions of Ortiva and Oversi. This increase along with the increase in other overhead expenses amounted to $2.7 million. In addition, stock-based compensation increased by $0.5 million.

Research and development expenses, net of received and accrued grants from the Office of the Chief Scientist, increased by $4.9 million, or 22.5%, to $27.0 million in 2013 from $22.1 million in 2012. Grants received from the Office of the Chief Scientist totaled $1.1 million in 2013 compared to $2.9 million in 2012. The decrease in grants received is due the fact that from 2013 the Company is qualified to participate in an approved program with the OCS for companies with large research and development activities and certain threshold of revenues. Under this program the Company is eligible to receive non-bearing royalty grants that do not require repayments. The grants are smaller than the royalty bearing grants the Company received in previous years.

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

Sales and marketing expenses, as a percentage of total revenues increased to 41.2% in 2013 from 32.5% in 2012.

General and administrative. General and administrative expenses decreased by $0.7 million, or 6.7%, to $10.0 million in 2013 from $10.7 million in 2012. This decrease is attributable to a decrease in acquisitions activity related expenses of approximately $3.1 million. These expenses were higher in 2012 as a result of non-recurring legal and finance expenses related to acquisition activities during 2012. Salaries and related expenses increased by approximately $0.7 million due to increase in the average yearly head count. Stock-based compensation increased by approximately $1.2 million. Travel and other overhead expenses increased by $0.5 million.

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

B.	Liquidity and Capital Resources

As of December 31, 2014, we had $19.2 million in cash and cash equivalents, $54.2 million available for sale marketable securities and $59.0 million short-term deposits. As of December 31, 2014, our working capital, which we calculate by subtracting our current liabilities from our current assets, was $138.2 million.

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

Operating activities.

Net cash we provided in operating activities in 2014 was $15.8 million. Net cash provided in operating activities consisted mainly of a net loss of $2.5 million, depreciation and amortization of intangible assets of $5.2 million, $8.1 million of stock-based compensation expense, a decrease of $3.7 million in inventory, an increase of $1.1 million in employees and payroll accruals, an increase of $6.9 million in trade receivables, an increase of $1.9 million in deferred revenues attributed to sales which revenue recognition criteria were met while cash was collected in the previous years and an increase of $3.1 million in trade payables.

During 2013, we generated $19.2 million in cash and cash equivalents from operating activities. Net cash used in operating activities consisted mainly of a net loss of $6.5 million, a decrease of $15.9 million in liability related to settlement of the Office of Chief Scientist grants, depreciation and amortization of intangible assets of $6.3 million, $7.7 million of stock-based compensation expense, an increase of $3.8 million in inventory, a decrease of $2.1 million in employees and payroll accruals, a decrease of $3.3 million in trade receivables, a decrease of $2.8 million in deferred revenues attributed to sales which revenue recognition criteria were met while cash was collected in the previous years and a decrease of $1.6 million in trade payables.

During 2012, we generated $8.7 million in cash and cash equivalents from operating activities. Net cash provided in operating activities consisted mainly of a net loss of $6.7 million, an increase of $15.9 million in liability related to settlement of the Office of Chief Scientist grants, depreciation and amortization of intangible assets of $5.1 million, $4.8 million of stock-based compensation expense, a decrease of $3.2 million in inventory and an increase of $2.4 million in employees and payroll accruals. This was partially offset by an increase of $8.1 million in trade receivables, a decrease of $7.1 million in deferred revenues attributed to sales which revenue recognition criteria were met while cash was collected in the previous years and a decrease of $1.3 million in trade payables.

Investing activities.

Net cash used in investing activities in 2014 was $40.9 million, primarily attributable to the investments of short-term bank deposits of $50.5 million, redemptions of short-term bank deposits of $29.5 million, an investment in available-for sale marketable securities of $22.7 million and the purchase of property and equipment of $3.4 million and an increase due to redemption of marketable securities of $8.2 million.

Net cash used by investing activities in 2013 was $11.1 million, primarily attributable to the redemption of short-term bank deposits of $40.0 million, an investment in available-for sale marketable securities of $32.8 million and the purchase of property and equipment of $2.7 million and an increase due to redemption of marketable securities of $6.5 million.

Net cash used by investing activities in 2012 was $79.3 million, primarily attributable to investments in short-term bank deposits of $54.0 million, cost of acquiring Ortiva and Oversi of $24.9 million, an investment in available-for sale marketable securities of $8.2 million and the purchase of property and equipment of $3.8 million. The above changes were partially offset by redemption of marketable securities of $10.7 million.

We expect that our capital expenditures will total approximately $3.8 million in 2015. We anticipate that these capital expenditures will be primarily related to further investments in lab equipment for research and development, as well as customer support and demo units.

Financing activities.

Net cash provided by financing activities in 2014 was $1.5 million, which was attributable to issuance of share capital through the exercise of stock options and RSUs of $1.5 million.

Net cash provided by financing activities in 2013 was $0.9 million, which was attributable to issuance of share capital through the exercise of stock options and RSUs of $0.9 million.

Net cash provided by financing activities in 2012 was $4.0 million, which was attributable to issuance of share capital through the exercise of stock options and RSUs of $5.9 million and to repayment for bank loan of $1.9.

C.	Research and Development, Patents and Licenses

In previous years, our research and development efforts have benefited from royalty-bearing grants from the Office of the Chief Scientist. In 2013 and 2014 we benefited from non-royalty bearing grants from the Office of Chief Scientist.  The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to comply with such restrictions or these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

In addition to our membership of a Magnet consortium which was approved prior to 2014, in 2014 we were also qualified to participate in one research and development program funded by the Office of the Chief Scientist to develop generic technology relevant to the development of our products. Such program is approved pursuant to the Research and Development Law, and the regulations promulgated thereunder. The programs is for companies with large research and development activities. We were eligible to receive non-royalty-bearing grants constituting between 40% and 55% of certain research and development expenses relating to this program. Although the grants under these programs are not required to be repaid by way of royalties, the restrictions under the Research and Development Law described above apply to these programs.

Total research and development expenses, before royalty bearing grants, were approximately $24.9 million, $28.1 million and $30.0 million in the years ended December 31, 2012, 2013 and 2014, respectively. Royalty bearing grants amounted to $2.9 million in 2012 and non-bearing royalty grants amounted to $1.1 million and $1.0 million in 2013 and 2014 respectively.

As of December 31, 2014, we had ten U.S. patents and several pending patent applications in the United States. We expect  to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

D.	Trend Information

See “ITEM 5: Operating and Financial Review and Prospects” above.

E.	Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Contractual Obligations

The following table of our material contractual and other obligations known to us as of December 31, 2014, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1–3 years	3-5 years	Over 5 years
	(in thousands of U.S. dollars)
Operating leases —offices(1)	$7,452	$2,430	$4,922	$100	$-
Operating leases —vehicles	287	238	49	-	-
Uncertain tax position (ASC-740)	279	-	-	-	279
Accrued severance pay(2)	282	-	-	-	282
Total	$8,300	$2,668	$4,971	$100	$561
_____________________
(1)	Consists primarily of an operating lease for our facilities in Hod Hasharon, Israel, as well as operating leases for facilities leased by our subsidiaries.
(2)
Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation if the employee voluntarily resigns. Of this amount, $19,400 is unfunded.

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

Our directors and executive officers, their ages and positions as of March 1, 2015 are as follows:

Name	Age	Position
Directors
Shraga Katz	62	Chairman of the Board
Rami Hadar	51	Director
Itzhak Danziger (5)	66	Director
Nurit Benjamini(1)(2)(3) (4)(5)	48	Director
Steven D. Levy(1)(2) (4)(5)	58	Director
Miron (Ronnie) Kenneth (1)(2) (5)	59	Director
Yigal Jacoby(5)	54	Director
Executive Officers
Andrei Elefant	41	Chief Executive Officer and President
Shmuel Arvatz	53	Chief Financial Officer
Amir Hochbaum	55	Vice President —Research and Development
Anat Shenig	45	Vice President —Human Resources
Itai Weissman	40	Vice President —Product Management
Gary Drutin	53	Vice President —International Sales
Rael Kolevsohn	45	Vice President —Legal Affairs, General Counsel and Company Secretary
Jay Klein	51	Vice President — Chief Technology Officer
Pini Gvili	49	Vice President — Operations
Ramy Moriah	59	Vice President — Customer Care and Information Technology
Vin Costello	58	Vice President and General Manager — The Americas
_______________________
(1) Member of our compensation and nomination committee.
(2) Member of our audit committee.
(3) Lead independent director.
(4) Outside director.
(5) Independent director under NASDAQ.

Directors

Shraga Katz has served as our chairman of the board of directors since 2008. Mr. Katz is a Venture Partner of Magma Venture Partners, a leading venture capital firm specializing in early-stage investments in communication, semiconductors, internet and media. Mr. Katz has over 30 years of experience in the technology sector and has specialized for over 20 years in the communications industry. In 1996, Mr. Katz founded Ceragon Networks Ltd. (NASDAQ: CRNT), a global provider of high capacity wireless networking solutions for mobile and fixed operators and private networks, and served as its President and Chief Executive Officer until mid-2005. Prior to founding Ceragon, Mr. Katz served in the Israeli Defense Forces for 17 years. Mr. Katz was head of the Electronic Research and Development Department of the Israeli Ministry of Defense. Mr. Katz serves as director on the Board of GreenSQL, Corephotonics and Teridion Technologies Ltd. Mr. Katz holds a B.Sc. from the Technion — Israel Institute of Technology and an M.B.A. from Tel Aviv University.

Rami Hadar has served as a director since 2006 and served as our Chief Executive Officer and President from 2006 to 2014. Prior to joining us, Mr. Hadar founded CTP Systems, a developer of cordless telephony systems in 1989 and served as Chief Executive Officer until its acquisition by DSP Communications in 1995. Mr. Hadar continued with DSP Communication’s executive management team for two years, and thereafter, in 1999, the company was acquired by Intel. In 1997, Mr. Hadar co-founded Ensemble Communications, a pioneer in the broadband wireless space and the WiMax standard, where he served as Executive Vice President of Sales and Marketing until 2002. Mr. Hadar also served as Chief Executive Officer of Native Networks from 2002 to 2005, which was successfully sold and integrated to Alcatel. Mr. Hadar holds a B.Sc. in Electrical Engineering from Technion — Israel Institute of Technology.

Itzhak Danziger has served as a director since 2011. Prior to his appointment as a director, Mr. Danziger served as an observer to our Board since 2010. Itzhak Danziger serves as a member of the board of Galil Software, an Israeli software services company, and as a director of Jinni Media, a privately held technology company. From 1985 to 2007, Mr. Danziger held various executive positions at Comverse, a technology companies group that develops and markets telecommunications systems, including as president of Comverse Technology Group, as president of Comverse Network Systems and as chairman of Comverse subsidiary - Starhome. Prior to joining Comverse, Mr. Danziger held various R&D and management positions in Tadiran Telecom Division, which was later acquired by ECI Telecom. In the non-profit sector,, Mr. Danziger serves as a the chairman of the Center for Educational Technology (CET), as Vice President of the New Israel Fund (NIF), a director in Israel Venture Networks (IVN), a director in Israel Venture Network (IVN) , a venture philanthropy NGO, in Avney Rosha, the Israel Institute for School Leadership, and in other non-governmental organizations. Mr. Danziger was also a member of the National Task Force for the Advancement of Education in Israel (Dovrat Committee) and was chairman of two of its subcommittees. Mr. Danziger holds B.Sc. cum laude and M.Sc. in electrical engineering from the Technion - Israel Institute of Technology and M.A. cum laude in philosophy and digital culture from Tel Aviv University.

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

Miron (Ronnie) Kenneth has served as a director since October 2014. Mr. Kenneth has more than 20 years of experience in the global high technology business, and is currently a private investor in high technology startups. He serves as the Chairman of Teridion Technologies Ltd., a privately held company specializing in overlay network technologies for service providers. From May 2011 to May 2013, Mr. Kenneth served as the CEO of Pontis Ltd., a privately-held company specializing in providing online marketing and analytics platforms for service providers. Prior to his tenure at Pontis, Mr. Kenneth was the Chairman and Chief Executive Officer of Voltaire Technologies Ltd. (from January 2001 to 2011). In 2011 Voltaire was acquired by Mellanox Technologies Ltd. (NASDAQ: MLNX). Prior to his employment at Voltaire, Mr. Kenneth was a General Partner in Telos Venture Partners, a Silicon Valley based venture firm. Prior to Telos, Mr. Kenneth also held senior management positions in Cadence Design Systems Inc.’s (NASDAQ: CDN) European organization.  Mr. Kenneth has an M.B.A. from Golden Gate University in San Francisco, California and a B.A. in Economics and Computer Science from Bar Ilan University in Israel.

Yigal Jacoby co-founded our company in 1996 and served as our CEO until 2006 and as a Chairman of our board of directors until 2008. Prior to co-founding Allot, Mr. Jacoby founded Armon Networking, a manufacturer of network management solutions in 1992, and managed it until it was acquired by Bay Networks, where he served as the General Manager of its Network Management Division.  From 1985 to 1992, Mr. Jacoby held various engineering and marketing management positions at Tekelec, a manufacturer of Telecommunication monitoring and diagnostic equipment. Currently, Mr. Jacoby is an active investor and director of several Israeli start-up companies, including Chairman at LiveU Ltd., a provider of live cellular video transmission solution.s Mr. Jacoby has a B.A., cum laude, in Computer Science from Technion — Israel Institute of Technology and an M.Sc. in Computer Science from University of Southern California.

Executive Officers

Andrei Elefant has served as Chief Executive Officer and President since 2014. Mr. Elefant joined our company in 2000 and previously served as our Vice President — Product Management from 2007 to 2014. In this role, Mr. Elefant assumed responsibility over our marketing activities in 2008. Prior to joining us, Mr. Elefant served as officer in the Israeli air force. Mr. Elefant holds a B.Sc. in Mechanical Engineering from the Technion — Israel Institute of Technology and an M.B.A. from Tel-Aviv University.

Shmuel Arvatz has served as Chief Financial Officer since November 2014. Prior to joining Allot, Mr. Arvatz served from 2002 as the CFO of ClickSoftware (NASDAQ: CKSW), a leading provider of automated mobile workforce management and service optimization solutions for enterprises. From 2001 to 2002, Mr. Arvatz was the Chief Financial Officer of Shrem, Fudim, Kelner Technologies Ltd., a leading investment house in Israel. Earlier in his career, Mr. Arvatz served as Executive Vice President and Chief Financial Officer of Tecnomatix Technologies Ltd. (NASDAQ: TCNO), a leading provider of software e-management solutions and Vice President and Chief Financial Officer of ADC Israel Ltd. (formerly Teledata Communications Ltd.). Mr. Arvatz holds a B.A. in Accounting and Economics from Bar-Ilan University.

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

Itai Weissman joined our company in 2005, and has served as our VP Product Management since 2014. Prior to joining us, between 2002 and 2005, Mr. Weissman was Customers' Projects Team Manager at ECTEL Ltd., a provider of communications network monitoring and analysis solutions (acquired by cVidya in 2009). Between 2001 and 2002 Mr. Weissman was acting head of the computer security solutions section in the I.D.F.  Between 1996 and 2000 Mr. Weissman was Team Leader FPGA and Embedded Design in the I.D.F .  Mr. Weissman holds a BSc degree in Electrical engineering from the Tel Aviv University.

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

Rael Kolevsohn joined our company in 2014 and serves as our Vice President – Legal Affairs, General Counsel, and Company Secretary. Prior to joining us, he served as Vice President and General Counsel of Radvision Ltd. from 2007 to 2014. From 1998 to 2007, Mr. Kolevsohn served as General Counsel and Associate Vice President of Gilat Satellite Networks Ltd. after joining Gilat as Legal Counsel. From 1994 to 1998, he completed his legal internship and worked as an Associate at the Tel Aviv law firm of Yossifof, Amir Cohen & Co. Mr. Kolevsohn is a member of the Israel Bar Association and holds an LL.B. degree, with honors, from Hebrew University.

Jay Klein joined our company in 2006 and has served as our Vice President — Chief Technology Officer since 2007. Mr. Klein is responsible for driving our technology strategy, expanding our core algorithmic competence and driving intellectual property development, industry standards involvement and academic cooperation. Prior to joining us, between 2004 and 2006, Mr. Klein served as VP at DSPG (VoIP and multimedia silicon solutions) where he was responsible for strategic technology acquisitions. Between 1997 and 2003, Mr. Klein was Co-Founder and CTO of Ensemble Communications, a wireless access systems manufacturer and was one of the founders and creators of WiMAX and IEEE 802.16. Prior to that, between 1993 and 1997, he served as CTO and VP of R&D at CTP Systems, a cellular systems manufacturer, which was acquired by DSP Communications and later by Intel. Mr. Klein holds a B.Sc. in Electrical and Electronic Engineering from Tel-Aviv University.

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

Vin Costello has served as our Vice President Sales and President - Americas since 2013. Prior to this appointment he served as Vice President and General Manager — The Americas since 2006. Mr. Costello began his career with NYNEX and rapidly rose through the ranks achieving the title of Vice President, Business Network Solutions and Vice President Global Sales. Mr. Costello founded and headed NYNEX Network Integration and upon the merger with Bell Atlantic, was named President and CEO of Bell Atlantic Network Integration. Mr. Costello departed Verizon for an optical networking start-up where he served as VP of Sales and assisted Corvis Corporation, in their successful initial public offering. Mr. Costello was subsequently named VP and General Manager of the Managed Storage Division after Corvis purchased Broadwing and reinvented itself as a service provider. Mr. Costello holds a B.Sc. in Computer Applications and Information Systems as well as Business Management (double major) from New York University and earned a M.Sc. in Telecommunications and Computing Management from Polytechnic University.

B.	Compensation of Officers and Directors

The aggregate compensation paid to or accrued on behalf of our directors and executive officers as a group during 2014 consisted of approximately $3.3 million in salary, fees, bonus, commissions and directors’ fees, including amounts we expended for automobiles made available to our officers, but excluding equity based compensation, dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

In 2014, we paid the chairman of the board of directors, Mr. Shraga Katz, an annual fee of NIS 197,000 (approximately $51,000). In 2014, we paid each of our directors, Itzhak Danziger and Yigal Jacoby, an annual fee of NIS 52,440 (approximately $13,400). During such time, we paid each of our outside directors, Nurit Benjamini, Steven Levy, Dov Baharav and Ronnie Keneth fees as permitted by the Israeli Companies Law (the “Companies Law”). In 2014, we paid each of our directors (except for Shraga Katz) a per meeting attendance fee of NIS 3,750 (approximately $960) for any meeting he or she attended in person, NIS 2,250 (approximately $580) for any meeting he or she attended by conference call or similar means, and NIS 1,875 (approximately $480) for any written resolution of the Board executed by such director. Our directors are also typically granted upon election an agreed amount of options and upon reelection options to purchase 30,000 of our ordinary shares, which vest in equal installments on a quarterly basis over a period of three years.

In  2014, we paid our President and Chief Executive Officer, Mr. Andrei Elefant, an annual salary of NIS 534,008 (approximately $137,000). Mr. Elefant received granted options to acquire up to 120,000 ordinary shares, with an option price of $13.05, and 120,000 restricted stock units. Additionally, in 2014, we paid our former President and Chief Executive Officer, Mr. Rami Hadar, an annual salary of NIS 1,006,090 (approximately $258,000).

During 2014, our officers and directors received, in the aggregate, options and RSUs to purchase 616,333 ordinary shares under our equity based compensation plan. The options (excluding RSUs) have a weighted average exercise price of approximately $11.3 and the options will expire ten years after the date the options were granted.

Compensation of our Five Most Highly Compensated Office Holders

Summary Compensation Table

The table and summary below outline the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2014. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, equity-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car, phone and social benefits paid to or earned by each Covered Executive during the year ended December 31, 2014.

Name and Principal Position (1)	Year	Salary ($)	Bonus ($) (2)	Equity-Based Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
Gary Drutin Chief Customer Officer	2014	281,016	-	685,698	68,093	1,034,807
Rami Hadar Former President and Chief Executive Officer	2014	206,737	-	504,864	51,965	763,565
Nachum Falek Former CFO	2014	215,171	-	460,564	54,928	730,663
Andrei Elefant President and Chief Executive Officer	2014	109,540	100,000	327,196	27,773	564,509
Vin Costello President & VP Sales, Americas	2014	300,232	-	203,137	30,306	533,675

(1)	Unless otherwise indicated herein, all Covered Executives are full-time employees of Allot.

(2)	Amounts reported in this column represent annual incentive bonuses granted to the Covered Executives based on performance-metric based formulas set forth in their respective employment agreements.

(3)
Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 12 to our consolidated financial statements for the year ended December 31, 2014, included herein.

(4)
Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life insurance or work disability insurance), telephone expense reimbursement, convalescence or recreation pay, relocation reimbursement, payments for social security, and other personal benefits and perquisites consistent with the Company’s guidelines. All amounts reported in the table represent incremental cost to the Company.

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

Under our articles of association, our directors (other than the outside directors, whose appointments are required under the Companies Law; see “—Outside Directors”) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the outside directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of that class of directors is for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire.

Shraga Katz, who is a Class I director and our Chairman of the board of directors, will hold office until our annual meeting of shareholders to be held in 2016. Our Class II directors, Itzhak Danziger and Miron Kenneth, will hold office until our annual meeting of shareholders to be held in 2017. Our Class III directors, Yigal Jacoby and Rami Hadar, will hold office until our annual meeting of shareholders to be held in 2015. The directors (other than the outside directors) are elected by a vote of the holders of a majority of the voting power present and voting at the meeting. Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor is duly elected and qualified, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she resigns or is removed from office.

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

Outside Directors

Qualifications of Outside Directors

The Companies Law requires companies incorporated under the laws of the State of Israel with shares listed on a stock exchange, including the NASDAQ Global Select Market, to appoint at least two outside directors. Our outside directors are Ms. Benjamini and Mr. Levy. Ms. Benjamini also serves as the lead independent director.

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

NASDAQ Requirements

Under the NASDAQ Stock Market rules, a majority of directors must meet the independence requirements specified in those rules. Our board of directors consists of seven members, four of whom are independent under the NASDAQ Stock Market rules. Specifically, our board has determined that Ms. Nurit Benjamini, Mr.  Itzhak Danziger, Mr. Yigal Jacoby, Mr. Steven Levy and Mr. Miron Kenneth meet the independence standards of the NASDAQ Stock Market rules. In reaching this conclusion, the board determined that none of these directors have a relationship that would preclude a finding of independence and that the other relationships that these directors have with us do not impair their independence. As stated above under “– Corporate Governance Practices.” See “ITEM 16G. Corporate Governance” for additional information.

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

In 2014, we received a notice of deficiency from the NASDAQ Stock Market due to the departure of one of our independent directors, Mr. Dov Baharav, from the board of directors. We appointed Mr. Jacoby as an interim member of the audit committee and compensation committee. In October 2014, the shareholders elected Mr. Miron Kenneth to the board of directors and he was appointed to serve as a member of the audit committee and compensation committee. Each of the members of our audit committee is “independent” under the relevant NASDAQ Stock Market rules and as defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

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

Audit Committee Role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the NASDAQ Stock Market, which include:

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

Our audit committee consists of Ms. Nurit Benjamini, Mr. Steven Levy and Mr. Miron Kenneth. The financial experts on the audit committee pursuant to the definition of the SEC are all members of the audit committee.

Compensation and Nominating Committee

Under the Companies Law, the compensation committee of a public company must consist of at least three directors who satisfy certain independence qualifications, including the additional independence requirements of the NASDAQ Stock Market rules applicable to the members of compensation committees, and the chairman of the compensation committee is required to be an outside director. We have established a compensation and nominating committee which currently consists of Ms. Nurit Benjamini, Mr. Steven Levy, and Mr. Miron Kenneth. The chairperson is Mr. Levy. This committee oversees matters related to our compensation policy and practices. Our board of directors has adopted a compensation and nominating committee charter setting forth the responsibilities of the committee consistent with the Companies Law and the NASDAQ Stock Market rules, which include:

•	approving, and recommending to the board of directors and the shareholders for their approval, the compensation of our Chief Executive Officer and other executive officers;

•	granting options and RSUs to our employees and the employees of our subsidiaries;

•	recommending candidates for nomination as members of our board of directors; and

•	developing and recommending to the board corporate governance guidelines and a code of business ethics and conduct in accordance with applicable laws.

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

As of the date of this annual report, there are no claims for directors’ and officers’ liability insurance which have been filed in 2014 under our policies and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

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

As of December 31, 2014, we had 462 employees of whom 339 were based in Israel, 48 in the United States and the remainder in Europe, Asia and Oceania. The breakdown of our employees by department is as follows:

	December 31,
Department	2012	2013	2014
Manufacturing and operations	18	16	18
Research and development	178	172	179
Sales, marketing, service and support	199	199	210
Management and administration	47	44	55
Total	442	430	462

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 1, 2015 by (i) each of our directors and nominees, (ii) each of our executive officers and (iii) all of our executive officers and directors serving as of March 1, 2015, as a group. Unless otherwise stated, the address of each named executive officer and director is c/o Allot Communications Ltd., 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 4501317, Israel.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class
Directors
Nurit Benjamini	*	*
Itzhak Danziger	*	*
Rami Hadar	*	*
Shraga Katz	*	*
Steven D. Levy	*	*
Yigal Jacoby	*	*
Miron Kenneth	*	*
Executive Officers
Andrei Elefant	*	*
Shmuel Arvatz	*	*
Amir Hochbaum	*	*
Anat Shenig	*	*
Itai Weissman	*	*
Gary Drutin	*	*
Rael Kolevsohn	*	*
Jay Klein	*	*
Pini Gvili	*	*
Ramy Moriah	*	*
Vin Costello	*	*
All directors and executive officers as a group	556,449	1.64%
 __________________________
*	Less than one percent of the outstanding ordinary shares.

(1)
As used in this table, “beneficial ownership” is determined in accordance with the rules of the SEC and consists of either or both voting or investment power with respect to securities. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 1, 2015 through the exercise of any option or RSU. Ordinary shares subject to options or RSUs that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or RSUs, but are not deemed outstanding for the purpose of computing the ownership percentage of any other person. Except as otherwise indicated, the persons named in the table have reported that they have sole voting and sole investment power with respect to all shares of common stock shown as beneficially owned by them. The amounts and percentages are based upon 33,361,729 ordinary shares outstanding as of March 1, 2015 pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act.

Our directors and executive officers hold, in the aggregate, outstanding options and RSUs exercisable for 1,260,406 ordinary shares, as of March 1, 2015. The options (excluding RSUs) have a weighted average exercise price of $10.78 per share and have expiration dates until 2024.

Share Option Plans

The following table summarizes our equity incentive plans, which have outstanding awards as of March 1 2015:

Plan	Share reserved	Option and RSUs grants, net (*)	Outstanding options and RSUs	Options outstanding exercise price	Date of expiration	Options exercisable
2006 incentive compensation plan	580,427	5,938,475	3,129,985	$0.0252-27.58	01/03/2015-13/02/2024	1,520,781
2003 incentive compensation plan	-	2,987,330	1,683	2.2368-2.2418	06/10/2015-31/12/2015	1,683
1997 incentive compensation plan	-	766,071	-	-	-	-

(*) “Grants net” is calculated by subtracting options and RSUs expired or forfeited.

We have adopted three share option plans and, as of March 1, 2015, we had 3,131,668 ordinary shares outstanding and 580,427 remained available for future options, RSUs or other awards.

Total shares outstanding as of March 1, 2015 totaled 33,361,729.  Under our share option plans, as of March 1, 2015 options and RSUs to purchase 3,131,668 ordinary shares were outstanding. The options (excluding RSUs) have a weighted average exercise price of $11.91 per share In addition, options and RSUs to purchase 1,522,464 ordinary shares were vested and exercisable.

We will only grant options, RSUs or other equity incentive awards under the 2006 Incentive Compensation Plan, although previously-granted options will continue to be governed by our other plans.

2006 Incentive Compensation Plan

The 2006 plan is intended to further our success by increasing the ownership interest of certain of our and our subsidiaries’ employees, directors and consultants and to enhance our and our subsidiaries’ ability to attract and retain employees, directors and consultants.

The number of ordinary shares that we may issue under the 2006 plan will increase on the first day of each fiscal year during the term of the 2006 plan, in each case in an amount equal to the lesser of (i) 1,000,000 shares, (ii) 3.5% of our outstanding ordinary shares on the last day of the immediately preceding year, or (iii) an amount determined by our board of directors. The number of shares subject to the 2006 plan is also subject to adjustment if particular capital changes affect our share capital. Ordinary shares subject to outstanding awards under the 2006 plan or our 2003 plan or 1997 plans that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2006 plan. As of March 1, 2015, options, RSUs or other awards to purchase 3,129,985 ordinary shares were outstanding under the 2006 plan and 580,427 remained available for future options, RSUs or other awards.

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

Our compensation and nominating committee administers the 2006 plan and it selects which of our and our subsidiaries’ and affiliates’ eligible employees, directors and/or consultants receive options, RSUs or other awards under the 2006 plan and will determine the terms of the grant, including, exercise prices, method of payment, vesting schedules, acceleration of vesting and the other matters necessary in the administration of the plan.

If we undergo a change of control, as defined in the 2006 plan, subject to any contrary law or rule, or the terms of any award agreement in effect before the change of control, (a) the compensation and nominating committee may, in its discretion, accelerate the vesting, exercisability and payment, as applicable, of outstanding options, RSUs and other awards; and (b) the compensation and nominating committee, in its discretion, may adjust outstanding awards by substituting ordinary shares or other securities of any successor or another party to the change of control transaction, or cash out outstanding options, RSUs and other awards, in any such case, generally based on the consideration received by our shareholders in the transaction.

Allot Communications Ltd. Key Employee Share Incentive Plan (2003)

Our 2003 share option plan provides for the grant of options to our and our affiliates’ employees, directors, officers, consultants, advisers and service providers. As of March 1, 2015, there were outstanding options to purchase 1,683 ordinary shares under the plan, all of which were vested and exercisable. We no longer grant options under this plan, and ordinary shares underlying any option granted under this plan that terminates without exercise become available for future issuance under our 2006 plan.

The terms of the 2003 plan are in compliance with Section 102 of the Israeli Income Tax Ordinance.  Our non-employees service providers and controlling shareholders may only be granted options under another section of the Tax Ordinance, which does not provide for similar tax benefits.

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

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 1, 2015, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Zohar Zisapel (2)	2,842,378	8.5%
Migdal Insurance & Financial holdings Ltd (3)	2,484,436	7.4%
Psagot Investment Ltd (4)	2,014,430	6.0%
______________
(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 1, 2015 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 33,361,729 ordinary shares outstanding as of March 1, 2015.

(2)
Based on a Schedule 13G/A filed on January 13, 2011. Consists of 2,777,487 shares held by Zohar Zisapel and 64,891 shares held by Lomsha Ltd., an Israeli company controlled by Zohar Zisapel. The address of Mr. Zisapel and Lomsha Ltd. is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

(3)
Based on a Schedule 13G filed on February 10, 2015. Midgal Insurance & Financial Holdings Ltd reported that it held shared voting power and shared dispositive power over these shares. Of these shares,  2,362,405 shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Midgal Insurance & Financial Holdings Ltd, according to the following segmentation:  1,332,490 shares are held by Profit participating life assurance accounts; 897,972 shares are held by Provident funds and companies that manage provident funds and 131,943 shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. In addition, 122,031, shares are beneficially held for their own account (Nostro account). The address of the reporting person is 4 Efal Street; P.O BOX 3063; Petach Tikva 49512, Israel.

(4)
Based on a Schedule 13G/A filed on February 18, 2015, Psagot Investment House Ltd. shares voting power over 1,309,077 ordinary shares and shares dispositive power over 2,014,430 ordinary shares.  Amounts reported above consist of 705,353 shares beneficially owned by Psagot Securities Ltd; 327,646 shares beneficially owned by Psagot Provident Funds and Pension Ltd; 46,918 shares beneficially owned by Psagot Mutual Funds Ltd (of this amount, 13,810 shares may also be considered beneficially owned by Psagot Securities Ltd., but are not included in the shares beneficially owned by Psagot Securities Ltd., as indicated above); and 934,225 shares beneficially owned by Psagot Exchange Traded Notes Ltd. The address of the Psagot entities is Psagot Investment House Ltd. – 14 Ahad Ha’am Street, Tel Aviv 65142, Israel.

Significant Changes in the Ownership of Major Shareholders

As of March 1, 2015, Migdal Insurance & Financial Holdings Ltd was the beneficial owner of 2,484,436, or 7.4%, of our ordinary shares. As of March 6, 2014, Migdal Insurance & Financial Holdings Ltd was the beneficial owner of 2,616,542, or 7.9%, of our ordinary shares. As of April 12, 2013, Migdal Insurance & Financial Holdings Ltd was the beneficial owners of 1,662,268, or 5.1%, of our ordinary shares as reported in Midgal Insurance & Financial Holdings Ltd filed on May 21, 2013.

As of March 1, 2015, Psagot Investment House Ltd was the beneficial owner of 2,014,430, or 6.0% of our ordinary shares. As of March 6, 2014, Psagot Investment House Ltd was the beneficial owner of 1,876,791, or 5.75% of our ordinary shares.  As of April 30, 2013, Psagot investment Ltd was the beneficial owner of 1,785,319, or 5.5%, of our ordinary shares as reported in Psagot Investment House Ltd’s Schedule 13G filed on May 13, 2013.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 1, 2015, there were 17 record holders of ordinary shares, of which 8 consisted of United States record holders holding approximately 99.48% of our outstanding ordinary shares. The United States record holders included Cede & Co., the nominee of the Depositary Trust Company.

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

Agreement with Galil Software

Our director, Itzhak Danziger, is a member of the board of directors of Galil Software Ltd and holds less than 10% of its shares. We have engaged Galil Software since 2010 to provide us with certain quality assurance services in the ordinary course of our business. We paid Galil Software approximately $ 302,000 in 2013, approximately $43,000 in 2014 and $0 in 2015 through February 28, 2015.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8: Financial Information

A.	Consolidated Financial Statements and Other Financial Information.

Consolidated Financial Statements

For our audited consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014, please see pages F-3 to F-46 of this report.

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

In February, 2015, we entered into an agreement to acquire the business and substantially all of the assets of Optenet, S.A., a Madrid-based global IT security company providing high-performance Security-as-a-Service (SECaaS) solutions to service providers and large enterprises worldwide.  Under the terms of the agreement, we will pay approximately $6.7 million (€5.9 million) in cash, and a deferred and contingent purchase price as follows: The deferred purchase price consists of $5.7 million (€5 million) in cash to be paid over two years following the acquisition.  In addition, there will be a performance-based earn-out over a period of five years following closing.  The performance–based earn out is capped at approximately $25.6 million (€22.5 million) and is contingent upon reaching certain revenues threshold from sale of Optenet products. The transaction closing date occurred on March 23, 2015.

ITEM 9: The Offer and Listing

Not applicable, except for Items 9.A.4 and 9.C, which are detailed below.

Stock Price History

Our ordinary shares have been trading on the NASDAQ Global Select Market under the symbol “ALLT” since November 2006. The following table sets forth the high and low sales prices for our ordinary shares as reported by the NASDAQ Global Select Market, in U.S. dollars, for 2014, each quarter in the 2014 and 2013 and the most recent six months prior to the filing of this annual report as reported by the Tel Aviv Stock Exchange (since December 2010), in NIS, for each of the last five years:

	NASDAQ Global Select Market		Tel Aviv Stock Exchange
Year	High	Low	High		Low
2010	$11.64	$4.00	NIS	42.57	NIS	37.20
2011	19.05	9.45		71.22		35.74
2012	28.03	15.55		111.60		58.56
2013	18.28	11.01		68.12		39.20
2014	18.09	7.88		63.99		31.13
2015 (through March 1, 2015)	9.85	8.74		39.90		33.62

	NASDAQ Global Select Market		Tel Aviv Stock Exchange
2013	High	Low	High		Low
First Quarter	$18.28	$11.94	NIS	68.12	NIS	45.19
Second Quarter	13.79	11.01		50.14		39.20
Third Quarter	15.55	12.02		54.86		42.86
Fourth Quarter	15.13	12.63		53.18		45.04

	NASDAQ Global Select Market		Tel Aviv Stock Exchange
2014	High	Low	High		Low
First Quarter	$17.31	$13.01	NIS	63.99	NIS	45.56
Second Quarter	14.68	11.52		51.20		41.22
Third Quarter	13.61	10.12		46.95		35.96
Fourth Quarter	11.77	7.88		46.45		31.13

	NASDAQ Global Select Market		Tel Aviv Stock Exchange
Most Recent Six Months	High	Low	High		Low
March 2015 (through March 1, 2015)	$9.37	$9.37	NIS	37.03	NIS	37.03
February 2015	9.66	8.74		37.20		33.62
January 2015	9.85	8.75		39.90		34.56
December 2014	9.47	7.88		37.30		31.13
November 2014	11.77	9.42		46.45		37.44
October 2014	11.52	9.41		42.60		36.52
September 2014	12.04	10.50		44.60		37.50

Markets

Our ordinary shares have been quoted under the symbol “ALLT” on the NASDAQ Stock Market since November 16, 2006 and on the Tel Aviv Stock Exchange since December 21, 2010.

As of March 1, 2015, the last reported sale price of our ordinary shares on the Nasdaq Global Select Market was 9.37 per share and on the Tel Aviv Stock Exchange was 37.03 per share.  As of March 1, 2015, we had 17 holders of record of our ordinary shares.  The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees.

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

Ordinary Shares

Our authorized share capital consists of 200,000,000 ordinary shares, par value NIS 0.10 per share. As of March 1, 2015, we had 33,361,729 ordinary shares outstanding. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the Ordinary Shares are as follows:

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

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company. Its address is 6201 15thAvenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

C.	Material Contracts

Summaries of the following material contracts and amendments to these contracts are included in this annual report in the places indicated:

Material Contract	Location
Agreement with Flextronics (Israel) Ltd.	“ITEM 4.B: Information on the Company–Business Overview–Manufacturing.”
Agreement with Optenet S.A	“ITEM 4.A: History and Development of Allot"

D.	Exchange Controls

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. In 2014 and 2013, the corporate tax rates were 26.5% and 25% of their taxable income, respectively. The corporate tax rate for 2015 is scheduled to remain at a rate of 26.5%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Preferred Enterprise or a Beneficiary Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

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

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. We believe that we currently qualify as an “Industrial Company” within the meaning of the Industry Encouragement Law. The Industry Encouragement Law defines “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than of income from defense loans, capital gains, interest and dividend, is derived from an “Industrial Enterprise which is located in Israel” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

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

Tax benefits prior to the 2005 amendment

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

A company that has elected the alternative package of benefits, such as us, that subsequently pays a dividend out of income derived from the approved enterprise(s) during the tax exemption period will be subject to corporate tax in the year the dividend is distributed in respect of the gross amount distributed, at the rate which would have been applicable had the company not elected the alternative package of benefits, (generally 10%-25%, depending on the percentage of the company’s ordinary shares held by foreign shareholders). The dividend recipient is subject to withholding tax at the reduced rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter. In the event, however, that the company qualifies as a foreign investors’ company, there is no such time limitation.

As of December 31, 2014, we believe that we are meeting the aforementioned conditions.

Foreign Investors' Company (“FIC”)

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

However, a company that was granted benefits according to Section 51 of the Investments Law (prior the 2005 Amendment) will not be allowed to choose a new tax year as a “Year of Election,” referred to below, under the 2005 Amendment, for a period of two years from the company’s previous Commencement Year (referred to below) under the old Investments Law.

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

The 2005 Amendment changes the definition of “foreign investment” in the Investments Law so that the definition requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition took effect retroactively from 2003.

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

We currently intend to reinvest any income derived from our Approved Enterprise program and not to distribute such income as a dividend. As of December 31, 2014, we did not generate income under the provisions of the Investments Law.

Tax benefits under the 2011 Amendment

As of January 1, 2011 new legislation amending the Investment Law came into effect (the “2011 Amendment”). The 2011 Amendment introduced a new status of “Preferred Company” and “Preferred Enterprise”, replacing the existed status of “Beneficiary Company” and “Beneficiary Enterprise”. Similar to a “Beneficiary Company”, a Preferred Company is an industrial company owning a Preferred Enterprise which meets certain conditions (including a minimum threshold of 25% export). However, under this legislation the requirement for a minimum investment in productive assets was cancelled.

Under the 2011 Amendment, a uniform corporate tax rate will apply to all qualifying income of the Preferred Company, as opposed to the former law, which was limited to income from the Approved Enterprises and Beneficiary Enterprise during the benefits period.  The uniform corporate tax rate was 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel during 2014, and it scheduled to remain at 9% and 16%, respectively, in 2015.

A dividend distributed from income which is attributed to a Preferred Enterprise/Special Preferred Enterprise will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation –0%, (ii) Israeli resident individual – 20% in 2014 and onwards (iii) non-Israeli resident - 20% in 2014 and onwards, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

Under the transition provisions of the new legislation, a company may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. We have examined the possible effect, if any, of these provisions of the 2011 Amendment on our financial statements and have decided, at this time, not to opt to apply the new benefits under the 2011 Amendment..

Special Provisions Relating to Tax Reporting in United States Dollars

Under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Israeli law”), results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index ("Israeli CPI"). Accordingly, until 2011, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in the taxable year 2003, we have elected to measure our taxable income and file our tax return in United States Dollars, under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. This election is for a three-year period, commencing in the taxable year 2012.

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

As of January 1, 2012, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain is generally taxed at a rate of 30%. Additionally, if such shareholder is considered a “material shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in a company, the tax rate is 30%. Israeli companies are subject to the Corporate Tax rate on capital gains derived from the sale of shares (26.5% in 2014 and onwards). However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

The tax basis of shares acquired prior to January 1, 2003 is determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

In addition, as of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year - NIS 811,560 in 2014)), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such amount. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel, the shareholders are not subject to the Adjustments Law, and the shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of more than 25% in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

PFIC status is an annual determination that is based on tests which are factual in nature and our status for any year will depend on our income, assets and activities for such year. Therefore there can be no assurance that we will not be considered a PFIC for any taxable year. Although we did not use the market capitalization method to value our assets in 2009 as noted in our prior Form 20-Fs, we are relying on the market capitalization method to determine the fair market value of our assets for the taxable year ended December 31, 2014. Based on certain estimates of our gross income and gross assets, the nature of our business and the anticipated amount of goodwill (which is determined in large part by the market price of our stock), we believe that we were not a PFIC for our taxable year ended December 31, 2014. There can be no certainty, however, that the IRS will agree with our position. If we were a PFIC, and you are a U.S. Holder, as further described below, you generally would be subject to ordinary income tax rates, imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “—Distributions”) with respect to any gain from the sale, exchange or other disposition of, and certain distributions with respect to, your ordinary shares. We are not providing any U.S. tax opinion to any U.S. Holder concerning our status as a PFIC for 2014, or any other tax year. A U.S. Holder should consult his, her or its own tax advisor with respect to the potential application of the PFIC rules in his, her or its particular circumstances.

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

We are currently subject to the information and periodic reporting requirements of the Exchange Act, and file periodic reports and other information with the SEC through its electronic data gathering, analysis and retrieval (EDGAR) system. Our securities filings, including this annual report and the exhibits thereto, are available for inspection and copying at the public reference facilities of the SEC located at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Commission also maintains a website at http://www.sec.gov from which certain filings may be accessed. As of November 2010, our filings are also available at the TASE’s website at http://maya.tase.co.il and at the Israeli Securities Authority’s website at http://www.magna.isa.gov.il.  As permitted under NASDAQ Stock Market Rule 5250(d)(1)(C), we will post our annual reports filed with the SEC on our website at http://www.allot.com. We will furnish hard copies of such reports to our shareholders upon written request free of charge. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  However, we are required to file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to file with the SEC reports on Form 6-K containing quarterly unaudited financial information.

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the shekel. In 2014, we derived our revenues primarily in U.S. dollars and a portion in Euros and other currencies. Although a substantial part of our expenses were denominated in U.S. dollars, a significant portion of our expenses were denominated in shekels and to a lesser extent in Euros and other currencies. Our shekel-denominated expenses consist principally of salaries and related personnel expenses. We monitor foreign currency exposure and, from time to time, may use various instruments to preserve the value of sales transactions and commitments; however, this cannot assure our protection against risks of currency fluctuations. For more information regarding foreign currency related risks, see “ITEM 3: Key Information—Risk Factors—our international operations expose us to the risk of fluctuations in currency exchange rates.”

We use currency forward contracts together with currency options primarily to hedge payments in NIS. These transactions constitute a future cash flow hedge. As of December 31, 2014, we had outstanding forward contracts in the amount of $42.8 million. These transactions were for a period of up to twelve months. As of December 31, 2014, the fair value of the above mentioned foreign currency derivative contracts was $-1.5 million.

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

From the effective date of the registration statement and until December 31, 2014, the net proceeds had been invested in cash equivalents, marketable securities, capital expenditure and other corporate purposes. None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

We conducted a subsequent public offering of our ordinary shares on November 15, 2011 raising net proceeds of $85 million.

ITEM 15: Controls and Procedures

(a)
Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December  31, 2014. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2014, our disclosures controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, our management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2014 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

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

ITEM 16B: Code of Ethics

We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, controller and persons performing similar functions. This code has been posted on our website, www.allot.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein.  Waivers of our code of ethics may only be granted by the board of directors. Any amendments to this code or any waiver that is granted, and the basis for granting the waiver, will be publicly communicated as appropriate on our website or through a filing on a  Form 6-K. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Form 6-K. We granted no waivers under our Code of Ethics in 2014.

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Auditors

The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm.

	Year ended December, 31,
	2013	2014
	(in thousands of U.S. dollars)
Audit Fees(1)	$275	$238
Audit-Related Fees(2)	25	54
Tax Fees(3)	83	127
All Other Fees(4)	15	-
Total	$398	$419

(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit for 2013 and  2014, certain procedures regarding our quarterly financial results submitted on Form 6-K, the filing of our Form F-3, fees related to public offering, and consultation concerning financial accounting and reporting standards.

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

We rely on this “foreign private issuer exemption” with respect to the following items:

•
We follow the requirements of Israeli law with respect to the quorum requirement for meetings of our shareholders, which are different from the requirements of Rule 5620(c). Under our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital provided by under the NASDAQ requirements. This quorum requirement is based on the default requirement set forth in the Companies Law. We submitted a letter from our outside counsel in connection with this item prior to our initial public offering in November 2006.

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

Allot Communications Ltd.

By:	/s/ Andrei Elefant
Andrei Elefant
Chief Executive Officer and President

Dated: March 26, 2015

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Number	Description
1.1	Articles of Association of the Registrant (2)
1.2	Certificate of Name Change (1)
2.1	Specimen share certificate (1)
4.1
Non-Stabilized Lease Agreement, dated February 13, 2006, by and among, Aderet Hod Hasharon Ltd., Miritz, Inc., Leah and Israel Ruben Assets Ltd., Tamar and Moshe Cohen Assets Ltd., Drish Assets Ltd., S. L. A. A. Assets and Consulting Ltd., Iris Katz Ltd., Y. A. Groder Investments Ltd., Ginotel Hod Hasharon 2000 Ltd. and Allot Communications Ltd. (1)

4.2	Key Employees of Subsidiaries and Consultants Share Incentive Plan (1997) (1)
4.3	Key Employees Share Incentive Plan (1997) (1)
4.4	Key Employees Share Incentive Plan (2003) (1)
4.5	2006 Incentive Compensation Plan (3)
4.6	Manufacturing Agreement, dated July 19, 2007, by and between Flextronics (Israel) Ltd. and the Registrant* (4)
4.7	Amendment No. 1, dated September 1, 2012, to the Manufacturing Agreement, dated July 19, 2007, by and between Flextronics (Israel) Ltd. and the Registrant*(5)
4.8	Asset Purchase Agreement, dated February 19, 2015, by and between Optenet S.A. and the Registrant. (8)
8.1	List of Subsidiaries of the Registrant (8)
11.1	Code of Ethics (6)
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications) (8)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications) (8)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications) (8)
14.1	Consent of Kost Forer Gabbay & Kasierer (8)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.LAB	XBRL Taxonomy Label Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
__________________________

(1)	Previously filed with the Securities and Exchange Commission on October 31, 2006 pursuant to a registration statement on Form F-1 (File No. 333-138313) and incorporated by reference herein.

(2)	Previously filed with the Securities and Exchange Commission on March 26, 2014 as Exhibit 1.1 to Form 20-F for the year ended December 31, 2013 and incorporated by reference herein.

(3)	Previously filed with the Securities and Exchange Commission on March 21, 2013 as Exhibit 4.5 to Form 20-F for the year ended December 31, 2012 and incorporated by reference herein.

(4)	Previously filed with the Securities and Exchange Commission on June 27, 2008 as Exhibit 4.11 to Form 20-F for the year ended December 31, 2007 and incorporated by reference herein.

(5)	Previously filed with the Securities and Exchange Commission on March 21, 2013 as Exhibit 4.7 to Form 20-F for the year ended December 31, 2012 and incorporated by reference herein.

(6)	Previously filed with the Securities and Exchange Commission on June 28, 2007 as Exhibit 4 to Form 20-F for the year ended December 31, 2006 and incorporated by reference herein.

(8)	Furnished herewith.

*
Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Exchange Act.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

U.S. DOLLARS IN THOUSANDS

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

U.S. DOLLARS IN THOUSANDS

- - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ALLOT COMMUNICATIONS LTD.

We have audited the accompanying consolidated balance sheets of Allot Communications Ltd. ("the Company") as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 26, 2015 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel Aviv, Israel	KOST FORER GABBAY & KASIERER
March 26, 2015	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ALLOT COMMUNICATIONS LTD.

We have audited Allot Communications Ltd. ("the Company") and its subsidiaries internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s report on internal controls over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

    We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014 and our report dated March 26, 2015 expressed an unqualified opinion thereon

/s/ Kost Forer Gabbay & Kasierer
Tel Aviv, Israel	KOST FORER GABBAY & KASIERER
March 26, 2015	A Member of Ernst & Young Global

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2014	2013
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$19,180	$42,813
Short-term bank deposits	59,000	38,000
Available-for-sale marketable securities	54,271	40,798
Trade receivables (net of allowance for doubtful accounts of $ 707 and $ 441 at December 31, 2014 and 2013 respectively)	23,759	16,908
Other receivables and prepaid expenses	5,383	7,646
Inventories	10,109	13,798

Total current assets	171,702	159,963

NON-CURRENT ASSETS:
Severance pay fund	262	254
Deferred taxes	1,716	1,602
Other assets	4,948	1,343

Total non-current assets	6,926	3,199

PROPERTY AND EQUIPMENT, NET	5,957	5,874

INTANGIBLE ASSETS, NET	7,549	9,407
GOODWILL	20,814	20,814

Total assets	$212,948	$199,257

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2014	2013
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$6,300	$3,191
Employees and payroll accruals	7,237	6,129
Deferred revenues	12,704	12,504
Other payables and accrued expenses	7,287	4,777

Total current liabilities	33,528	26,601

LONG-TERM LIABILITIES:
Deferred revenues	4,158	2,447
Accrued severance pay	282	282

Total long-term liabilities	4,440	2,729

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.1 par value - Authorized: 200,000,000 shares at December 31, 2014 and 2013; Issued and outstanding: 33,319,923 and 32,877,118 shares at December 31, 2014 and 2013, respectively	819	774
Additional paid-in capital	252,120	242,629
Accumulated other comprehensive income (loss)	(1,620)	366
Accumulated deficit	(76,339)	(73,842)

Total shareholders' equity	174,980	169,927

Total liabilities and shareholders' equity	$212,948	$199,257

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2014	2013	2012
Revenues:
Products	$77,240	$66,318	$77,127
Services	39,946	30,227	27,625
Total revenues	117,186	96,545	104,752

Cost of revenues:
Products	27,389	20,572	26,857
Services	7,350	6,246	4,180
Expenses related to settlement of OCS grants (See note 11a)	-	-	15,886
Total cost of revenues	34,739	26,818	46,923

Gross profit	82,447	69,727	57,829

Operating expenses:
Research and development (net of grant participations of $ 984 $ 1,051 and $ 2,855 for the years ended December 31, 2014, 2013 and 2012, respectively)	29,014	27,022	22,060
Sales and marketing	44,599	39,817	34,127
General and administrative	11,941	9,952	10,664

Total operating expenses	85,554	76,791	66,851

Operating loss	(3,107)	(7,064)	(9,022)
Financial income, net	660	727	1,358

Loss before income tax expense (benefit)	(2,447)	(6,337)	(7,664)
Income tax expense (benefit)	50	120	(926)

Net loss	$(2,497)	$(6,457)	$(6,738)

Unrealized gain (loss) on available-for-sale marketable securities	(205)	(20)	15
Unrealized gain (loss) on foreign currency cash flow hedges transactions	(1,781)	(1,374)	2,555
Total comprehensive loss	$(4,483)	$(7,851)	$(4,168)

Net loss per share:
Basic and diluted	$(0.08)	$(0.20)	$(0.21)

Weighted average number of shares used in per share computations of net loss:
Basic and diluted	33,143,168	32,680,766	31,959,921

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional	Accumulated other		Total
	Outstanding shares	Amount	paid-in capital	comprehensive income (loss)	Accumulated deficit	shareholders' equity

Balance at January 1, 2012	30,950,234	$720	$223,306	$(810)	$(60,647)	$162,569

Exercise of stock options	1,596,917	41	5,862	-	-	5,903
Stock-based compensation	-	-	4,817	-	-	4,817
Other comprehensive loss	-	-	-	2,570	-	2,570
Net loss	-	-	-	-	(6,738)	(6,738)

Balance at December 31, 2012	32,547,151	761	233,985	1,760	(67,385)	169,121

Exercise of stock options	329,967	13	913	-	-	926
Stock-based compensation	-	-	7,731	-	-	7,731
Other comprehensive loss	-	-	-	(1,394)	-	(1,394)
Net loss	-	-	-	-	(6,457)	(6,457)

Balance at December 31, 2013	32,877,118	774	242,629	366	(73,842)	169,927

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional	Accumulated other		Total
	Outstanding shares	Amount	paid-in capital	comprehensive income (loss)	Accumulated deficit	shareholders' equity

Balance at December 31, 2013	32,877,118	774	242,629	366	(73,842)	169,927

Exercise of stock options	442,805	45	1,431	-	-	1,476
Stock-based compensation	-	-	8,060	-	-	8,060
Other comprehensive loss	-	-	-	(1,986)	-	(1,986)
Net loss	-	-	-	-	(2,497)	(2,497)

Balance at December 31, 2014	33,319,923	819	252,120	(1,620)	(76,339)	174,980

Accumulated other comprehensive income (loss):

	Year ended December 31,
	2014	2013	2012

Accumulated unrealized gain (loss) on available-for-sale marketable securities	$(164)	$41	$61
Accumulated unrealized gain (loss) on foreign currency cash flows hedge transactions	(1,456)	325	1,699

Accumulated other comprehensive (loss) income (see note 2t)	$(1,620)	$366	$1,760

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012
Cash flows from operating activities:

Net loss	$(2,497)	$(6,457)	$(6,738)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	5,166	6,338	5,067
Stock-based compensation	8,095	7,731	4,817
Capital loss	-	18	20
Increase in accrued severance pay, net	(8)	(13)	-
Decrease (increase) in other assets	100	(532)	6
Decrease in accrued interest and amortization of premium on marketable securities	793	366	212
Decrease (increase) in trade receivables	(6,851)	3,328	(8,139)
Decrease (increase) in other receivables and prepaid expenses	(1,321)	(2,749)	1,159
Decrease (increase) in inventories	3,689	(3,835)	3,233
Increase in long-term deferred taxes, net	(224)	(77)	(931)
Increase (decrease) in trade payables	3,109	(1,618)	(1,287)
Increase (decrease) in employees and payroll accruals	1,073	(2,053)	2,392
Increase (decrease) in deferred revenues	1,911	(2,823)	(7,089)
Increase (decrease) in other payables and accrued expenses	2,800	(988)	84
Liability related to settlement of OCS grants (See Note 11a)	-	(15,886)	15,886

Net cash provided by (used in) operating activities	15,835	(19,250)	8,692

Cash flows from investing activities:

Decrease in restricted cash and deposits	-	146	913
Investments in short-term bank deposits	(50,500)	-	(54,042)
Proceeds from short-term bank deposits	29,500	40,042	-
Purchase of property and equipment	(3,391)	(2,706)	(3,820)
Investment in available-for sale marketable securities	(22,736)	(32,805)	(8,194)
Proceeds from sales of available-for-sale marketable securities	-	2,597	750
Proceeds from maturity of available-for-sale marketable securities	8,266	3,864	9,986
Loan granted to third party	(2,735)	-	-
Repayment of loan to third party	652
Payments (and loan issued) for subsidiaries acquired, net of cash (see schedule A below)	-	-	(24,892)

Net cash (used in) provided by investing activities	(40,944)	11,138	(79,299)

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012
Cash flows from financing activities:

Proceeds from exercise of stock options	1,476	899	5,903
Repayment of bank loan	-	-	(1,952)

Net cash provided by financing activities	1,476	899	3,951

Decrease in cash and cash equivalents	(23,633)	(7,213)	(66,656)
Cash and cash equivalents at the beginning of the year	42,813	50,026	116,682

Cash and cash equivalents at the end of the year	$19,180	$42,813	$50,026

Supplementary cash flow information:

Cash paid (received) during the year for:

Taxes	$82	$(9)	$(48)

Schedule A- Acquisitions of subsidiaries (see also Note 1b):
Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
Working capital, net (excluding cash and cash equivalents)	$-	$-	$(4,501)
Equipment and other assets	-	-	597
Intangible assets			14,025
Goodwill	-	-	17,663
Deferred tax assets, net	-	-	409
Long-term liabilities	-	-	(1,952)

Total Consideration	$-	$-	$26,241
Non cash - Contingent Consideration (See also note 1b)	$-	$-	(1,349)
Payments (and loan issued) for subsidiaries acquired, net of cash	$-	$-	$24,892

Schedule B –non cash activities during the year for:

Proceeds from exercise of stock options	$-	$27	$-

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
Allot Communications Ltd. (the "Company") was incorporated in November 1996 under the laws of the State of Israel. The Company is engaged in developing, selling and marketing intelligent IP service optimization solutions for mobile, DSL and wireless broadband carriers, cable operator service providers, and enterprises. The Company's portfolio of hardware platforms and software applications utilizes advanced deep packet inspection technology to transform broadband pipes into smart networks that can rapidly and efficiently manage data over mobile and wireline networks and deploy value added Internet services. The Company's products consist of the Service Gateway and NetEnforcer traffic management systems, the NetXplorer and Subscribe Management Platform application management suites and value added services such as the Service Protector network protection solution, the MediaSwift video caching solution and the WebSafe network solution.

The Company's Ordinary Shares are listed in the NASDAQ Global Select Market under the symbol "ALLT" from its initial public offering in November 2006. Since November, 2010, the Company's Ordinary Shares have been listed for trading in the Tel Aviv Stock Exchange as well.

The Company holds nine wholly-owned subsidiaries (the Company together with said subsidiaries shall collectively be referred to as "Allot"): Allot Communications, Inc. in Woburn, Massachusetts, United-States (the "U.S. subsidiary"), which was incorporated in 1997 under the laws of the State of California, Allot Communication Europe SARL in Sophia, France (the "European subsidiary"), which was incorporated in 1998 under the laws of France, Allot Communications Japan K.K. in Tokyo, Japan (the "Japanese subsidiary"), which was incorporated in 2004 under the laws of Japan, Allot Communication (UK) Limited (the "UK subsidiary"), which was incorporated in 2006 under the laws of England and Wales, Allot Communications (Asia Pacific) Pte. Ltd. ("the Singaporean subsidiary"), which was incorporated in 2006 under the laws of Singapore, Allot Communications (New Zealand) Limited. (the "NZ subsidiary"), which was incorporated in 2007 under the laws of New Zealand, Allot India Private Limited. (the "Indian subsidiary”), which was incorporated in 2012 under the laws of India and commenced its activity in 2013, Allot Communication Africa (PTY) Ltd. (the "African subsidiary”), which was incorporated in 2013 under the laws of South Africa and Allot Communication (Hong Kong) Limited (the "HK”), which was incorporated in 2013 under the laws of Hong-Kong.

The U.S. subsidiary commenced operations in 1997. It is engaged in the sale, marketing and technical support and development services in the Americas of products manufactured and imported by the Company. The European, Japanese, UK, Singaporean, Indian and African subsidiaries are engaged in marketing and technical support services of the Company's products in Europe, Japan, UK and Asia Pacific, respectively. The NZ subsidiary commenced its operations in 2008 and is engaged in the development activities related to the Service Protector and technical support services for this product.

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

Technologyincludes Ortiva’s internally developed proprietary technologies and platforms for video optimization. The technology is being amortized over the estimated useful life of 9.6 years using the straight line method.

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

Short-term bank deposits are deposits with maturities of more than three months but less than one year at the balance sheet date. The deposits are in dollars, New Israeli Shekels ("NIS") and Euros, and bear interest at annual weighted average rate of 0.56% and 0.51% at December 31, 2014 and 2013 respectively.

f.	Marketable securities:

The Company accounts for investments in marketable securities in accordance with ASC 320, "Investments - Debt and Equity Securities". Management determines the appropriate classification of its investments in debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.

Marketable securities classified as "available-for-sale" are carried at fair value, based on quoted market prices. Unrealized gains and losses are reported in a separate component of shareholders' equity in accumulated other comprehensive income (loss). Gains and losses are recognized when realized, on a specific identification basis, in the Company's consolidated statements of comprehensive loss.

The Company's securities are reviewed for impairment in accordance with ASC 320-10-35. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be Other-Than-Temporary Impairment (OTTI). Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. Based on the above factors, the Company concluded that unrealized losses on its available-for-sale securities, for the years ended 2014, 2013 and 2012, were not OTTI.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising primarily from end of life products and from slow-moving items, technological obsolescence, and excess inventory. Inventory write-offs as of December 31, 2014, 2013 and 2012 totaled $ 4,560, $ 1,835 and $ 1,385, respectively, and was recorded in cost of revenues for products.

Cost is determined as follows:
Raw materials and finished goods – weighted average cost method

h.	Property and equipment, net:

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

The Company operates in a single reportable unit. The Company has performed an annual impairment analysis as of December 31, 2014 and determined that the carrying value of the reporting unit was less than the fair value of the reporting unit. Fair value is determined using market capitalization. During years 2014, 2013 and 2012 no impairment losses were recorded.

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

During 2014, 2013 and 2012, no impairment losses were recorded.

k.	Revenue recognition:

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

For the maintenance and support under the pricing policy, the Company determines the ESP in multiple-element arrangements based on reviewing historical transactions, and considering several other external and internal factors including, but not limited to, pricing practices including discounting and competition. For the year ended December 31, 2014, 2013 and 2012, for maintenance and support, the Company determined the selling price based on VSOE of the price charged based on standalone sales (renewals) of such elements using a consistent percentage of the Company's product price lists in the same territories.

Deferred revenues are classified as short and long term based on their contractual term and recognized as revenues at the time the respective elements are provided

The Company records a provision for estimated product returns and stock rotation based on its experience with historical product returns, stock rotations and other known factors. Such provisions amounted to $ 1,147 and $ 892 as of December 31, 2014 and 2013, respectively.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Advertising expenses:

Advertising expenses are charged to the statement of comprehensive loss, as incurred. Advertising expenses for the years ended December 31, 2014, 2013 and 2012 amounted to $ 1,131, $ 973 and $ 1,002, respectively.

m.	Research and development costs:

Accounting Standards Codification No. 985-20, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon the completion of a working model. The Company does not incur material costs between the completion of a working model and the point at which the products are ready for general release. Therefore, research and development costs are charged to the consolidated statement of comprehensive loss as incurred.

n.	Severance pay:

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

Severance expense for the years ended December 31, 2014, 2013 and 2012, amounted to $ 2,092, $ 2,070 and $ 1,486, respectively.

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

The following table sets forth the total stock-based compensation expense resulting from stock options and RSUs granted to employees included in the consolidated statements of comprehensive loss, for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012

Cost of revenues	$353	$368	$222
Research and development	1,919	1,666	1,186
Sales and marketing	3,322	3,106	2,060
General and administrative	2,501	2,591	1,349

Total stock-based compensation expense	$8,095	$7,731	$4,817

The Company selected the binomial option pricing model as the most appropriate fair value method for its stock-based compensation awards with the following assumptions for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012

Suboptimal exercise multiple	3	3	2.5-3.5
Risk free interest rate	0.1%-2.73%	0.1%-2.77%	0.15%-1.39%
Volatility	44%-60%	53%-63%	51%-66%
Dividend yield	0%	0%	0%

The expected annual post-vesting and pre-vesting forfeiture rates affects the number of exercisable options. Based on the Company's historical experience, the annual post-vesting and pre-vesting forfeiture rates in 2014, 2013, and 2012 are 0%-5.7%.

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

The majority of cash and cash equivalents, marketable securities and short-term deposits of the Company are invested in dollar deposits in major U.S. and Israeli banks. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, the cash and cash equivalents and short-term bank deposits may be redeemed upon demand, and therefore, bear minimal risk.

The Company's trade receivables are primarily derived from sales to customers located mainly in the United States, as well as in EMEA, APAC and Latin America. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its customers and establishes an allowance for doubtful accounts on a specific basis. Allowance for doubtful accounts amounted to $ 707 and $ 441 as of December 31, 2014 and 2013, respectively.

The Company has no significant off balance sheet concentrations of credit risk.

q.	Grants from the OCS:

Participation grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor in Israel ("OCS") for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants recognized amounted to $ 984, $ 1,051 and $ 2,855 in 2014, 2013 and 2012, respectively.

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

For the years ended December 31, 2014, 2013 and 2012, all outstanding options and warrants have been excluded from the calculation of the diluted loss per share since their effect was anti-dilutive. See Note 16.

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

In February 2013, the FASB issued Accounting Standards Update ("ASU") 2013-02, which requires entities to present information about significant items reclassified out of accumulated other comprehensive income (loss) by component either on the face of the statement where net income (loss) is presented or as a separate disclosure in the notes to the financial statements.

The following table shows the components and the effects on net income (loss) of amounts reclassified from accumulated other comprehensive loss as of December 31, 2014:

	Year ended December 31, 2014
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Total

Balance as of December 31, 2013	$41	$325	$366
Changes in other comprehensive income (loss) before reclassifications	(210)	(2,497)	(2,707)
Amounts reclassified from accumulated other comprehensive income (loss) to :
Cost of revenues	-	86	86
Operating expenses	-	630	630
Financial income, net	5	-	5
Net current-period other comprehensive loss	(205)	(1,781)	(1,986)

Balance as of December 31, 2014	(164)	(1,456)	(1,620)

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Fair value of financial instruments:

The Company measures its cash and cash equivalents, marketable securities, derivative instruments, short-term bank deposits, trade receivables, other receivables, trade payables and other payables at fair value.

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

The following table shows the components of Accumulated other comprehensive income, net of taxes, as of December 31, 2014:

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

w.	Business combinations:

The Company accounts for business combinations in accordance with ASC No. 805. ASC No. 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over the purchase price is recorderd as goodwill and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and acquired income tax positions are to be recognized in earnings.

x.	Warranty costs:

The Company generally provides a three months software and a one year hardware warranty for all of its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's experience. Warranty expenses for the years ended December 31, 2012, 2013 and 2014 were immaterial.

y.	Reclassifications:

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. An amount of $ 572 related to Government Authorities was reclassified from other receivables and prepaid expenses to Non-current assets. The reclassification had no effect on previously reported net income or shareholders' equity.

z.	Recently Issued Accounting Pronouncement:

On May 28, 2014, the FASB completed its Revenue Recognition project by issuing ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The new guidance establishes the principles to report useful information to users of financial statements about the nature, timing, and uncertainty of revenue from contracts with customers. The new Revenue Recognition guidance is effective for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. Early application is not permitted. The Company has not yet selected a transition method and it is currently evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31, 2014				December 31, 2013
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Available-for-sale - matures within one year:
Governmental debentures	$912	$1	$-	$913	$-	$-	$-	$-
Corporate debentures	14,231	18	(1)	14,248	3,921	7	-	3,928

	15,143	19	(1)	15,161	3,921	7	-	3,928
Available-for-sale - matures after one year through three years:
Governmental debentures	562	-	(9)	553	1,673	4	(1)	1,676
Corporate debentures	30,036	-	(89)	29,947	35,163	77	(46)	35,194

	30,598	-	(98)	30,500	36,836	81	(47)	36,870
Available-for-sale - matures after three years through five years:
Governmental debentures	-	-	-	-	-	-	-	-
Corporate debentures	8,694	-	(84)	8,610	-	-	-	-
				-
	8,694	-	(84)	8,610	-	-	-	-

	$54,435	$19	$(183)	$54,271	$40,757	$88	$(47)	$40,798

All investments with an unrealized loss as of December 31, 2014 are with continuous unrealized losses for less than 12 months.

NOTE 4:-	FAIR VALUE MEASUREMENTS

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

The Company's financial assets measured at fair value on a recurring basis, including accrued interest components, consisted of the following types of instruments as of December 31, 2014 and 2013, respectively:

	As of December 31, 2014
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Available-for-sale marketable securities	$-	$54,271	$-	$54,271
Foreign currency derivative contracts	-	(899)	-	(899)

Total financial assets	$-	$53,372	$-	$53,372

	As of December 31, 2013
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Available-for-sale marketable securities	$-	$40,798	$-	$40,798
Foreign currency derivative contracts	-	264	-	264

Total financial assets	$-	$41,062	$-	$41,062

NOTE 5:-	DERIVATIVE INSTRUMENTS

The Company enters into hedge transactions with a major financial institution, using derivative instruments, primarily forward contracts and options to purchase and sell foreign currencies, in order to reduce the net currency exposure associated with anticipated expenses (primarily salaries and related expenses that are designated as cash flow hedges) in currencies other than U.S. dollar, and forecasted revenues denominated in Euro. The net loss (income) recognized in "Financial income, net" during the years ended December 31, 2014, 2013 and 2012 was $ 2,144, $ 181 and $ (231), respectively.

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

The Company records all derivatives on the consolidated balance sheets at fair value in accordance with ASC No. 820 at Level 2. The effective portions of cash flow hedges are recorded in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portions of cash flow hedges are adjusted to fair value through earnings in financial income, net. The Company does not enter into derivative transactions for trading purposes.

The Company had a net unrealized gain (loss) associated with cash flow hedges of $ (1,456) and $ 325 recorded in other comprehensive income (loss) as of December 31, 2014 and 2013, respectively.

As of December 31, 2014 and 2013, the Company had outstanding forward contracts in the amount of $ 42,799 and $ 14,904, respectively.

The fair value of the outstanding foreign exchange contracts recorded by the Company on its consolidated balance sheets as of December 31, 2014 and 2013, as assets and liabilities is as follows:

Foreign exchange forward and		December 31,
options contracts	Balance sheet	2014	2013

Fair value of foreign exchange forward contracts	Other receivables and prepaid expenses	41	325
Fair value of foreign exchange forward contracts	Accrued expenses	(1,497)	-

Total derivatives designated as hedging instruments		(1,456)	$325

Gain or loss on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive income (loss) to operating expenses for the years ended December 31, 2014 and 2013 were $ 717 and $ 2,995, respectively.

Non-designated hedges:

The Company also uses foreign currency forward contracts to mitigate variability in gains and losses generated from the re-measurement of certain monetary assets and liabilities denominated in foreign currencies. These derivatives do not qualify for special hedge accounting treatment. These derivatives are carried at fair value with changes recorded in financial income, net. Changes in the fair value of these derivatives are largely offset by re-measurement of the underlying assets and liabilities. Cash flows from such derivatives are classified as operating activities. The derivatives have maturities of approximately twelve months. During 2013 and 2014, the Company’s transactions were $ 5,645 and $ 17,580, respectively.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2014	2013

Prepaid expenses	$1,920	$5,815
Government authorities	1,918	968
Short-term lease deposits	136	282
Foreign currency derivative contracts	676	325
Loan to third-party (1)	607	-
Grants receivable from the OCS	41	94
Others	85	162

	$5,383	$7,646

(1)
Represents a loan granted on January 1, 2014 to Optenet in the total amount of € 2,000, of which an amount of $ 1,215 is presented in non-current other assets as of December 31, 2014. The loan is being settled in equal payments in the amount of € 125 per quarter, and bears an annual interest rate of Eurobor + 5%.

NOTE 7:-	INVENTORIES

	December 31,
	2014	2013

Raw materials	$1,796	$3,693
Finished goods	8,313	10,105

	$10,109	$13,798

As of December 31, 2014 and 2013, the finished products line item above includes deferral of the cost of goods sold for which revenue was not yet recognized in the amount of approximately $ 1,336 and $ 3,436, respectively.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2014	2013
Cost:
Lab equipment	$11,366	$9,967
Computers and peripheral equipment	18,200	17,405
Office furniture and equipment	847	675
Leasehold improvements	1,056	674

	31,469	28,721
Accumulated depreciation:
Lab equipment	8,089	6,676
Computers and peripheral equipment	16,418	15,293
Office furniture and equipment	463	398
Leasehold improvements	542	480

	25,512	22,847

Depreciated cost	$5,957	$5,874

 Depreciation expense for the years ended December 31, 2014, 2013 and 2012 was $ 3,308, $ 3,423 and $ 3,120, respectively.

NOTE 9:-	INTANGIBLE ASSETS, NET

a.	The following table shows the Company's intangible assets for the periods presented:

	Weighted average remaining	December 31,
	useful life	2014	2013
Original Cost:

Technology	5.3	$10,725	$10,725
Backlog	0.5	1,491	1,491
Customer relationships	1.5	899	899
		$13,115	$13,115
Accumulated amortization:

Technology	5.3	$3,592	$2,103
Backlog	0.5	1,437	1,330
Customer relationships	1.5	537	275
		$5,566	$3,708

Amortized cost		$7,549	$9,407

b.	Amortization expense for the years ended December 31, 2014, 2013 and 2012 was $ 1,858, $ 2,915 and $ 1,947, respectively.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	INTANGIBLE ASSETS, NET (Cont.)

c.	Estimated amortization expense for the years ending:

Year ending December 31,

2015	1,772
2016	1,621
2017	1,489
2018	1,452
Thereafter	1,215

Total	7,549

NOTE 10:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2014	2013

Accrued expenses	$3,241	$3,806
Foreign currency derivative contracts	1,575	61
Accrued taxes	384	824
Advances from customers	1,853	53
Others	234	33

	$7,287	$4,777

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

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

During December 2012, the Company recorded a liability for the early payment of $ 15,886 due to settlement with the Israeli Office of Chief Scientist (OCS), representing the full balance of the contingent liability related to grants received (including interest), which was fully paid during 2013. Upon making this payment and additional $ 250 remaining balance, the Company eliminated all future royalty obligations related to its anticipated revenues. These expenses were included in the cost of revenues in the consolidated statement of comprehensive loss. For the years ended December 31, 2014, 2013 and 2012, the royalties expense paid and accrued, as part of the Company's cost of revenues, was $ 0, $ 250 and $ 17,703 respectively.

From 2013, the Company is qualified to participate in an approved program with the OCS for companies with large research and development activities and a certain threshold of revenues. Under this program, the Company is eligible to receive grants that do not require repayments.

b.
Lease commitments:

In March 2013, the Company signed an agreement to rent offices for an average period of five years, starting July 2013. The total rental expenses are approximately $ 155 per month.

The U.S. subsidiary has an operating lease for office facilities in Woburn, Massachusetts and in San Diego, California, the leases expire on August 31, 2019 and on April 30, 2018, respectively. The Company's subsidiaries maintain smaller offices in South Africa, China, Singapore, Japan, New Zealand, UK and various locations in Europe.

In addition, the Company has operating lease agreements for its motor vehicles, which terminate in 2015 through 2016.

Operating leases (offices and motor vehicles) expense for the years ended December 31, 2014, 2013 and 2012 was $ 3,155, $ 3,273 and $ 2,345, respectively.

As of December 31, 2014, the aggregate future minimum lease obligations (offices and motor vehicles) under non-cancelable operating leases agreements were as follows:

Year ending December 31,

2015	$2,668
2016	2,171
2017	1,917
2018	883
Thereafter	100

Total	$7,739

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

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

NOTE 12:-	SHAREHOLDERS' EQUITY

a.
Company's shares:

As of December 31, 2014, the Company's authorized share capital consists of NIS 20,000,000 divided into 200,000,000 Ordinary Shares, par value NIS 0.1 per share. Ordinary Shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends, if declared.

b.	Stock option plan: A summary of the Company's stock option activity, pertaining to its option plans for employees and related information is as follows:

	Year ended December 31,
	2014		2013		2012
	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price

Outstanding at beginning of year	2,875,003	$12.02	2,709,910	$11.03	3,164,090	$5.90
Granted	572,533	$11.93	749,255	$11.74	1,301,455	$8.11
Forfeited	(562,787)	$17.02	(254,290)	$11.64	(158,718)	$12.15
Exercised	(353,368)	$4.18	(329,872)	$2.83	(1,596,917)	$3.72

Outstanding at end of year	2,531,381	$11.99	2,875,003	$12.02	2,709,910	$11.03

Exercisable at end of year	1,440,143	$11.75	1,364,620	$10.38	819,869	$6.62

Vested and Expected to Vest	1,950,116	$11.97	2,117,348	$11.65	1,686,435	$9.86

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal year 2014 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2014. This amount may change based on the fair market value of the Company's stock. The total intrinsic value of options outstanding at December 31, 2014, was $ 4,085. The total intrinsic value of exercisable options at December 31, 2014 was approximately $ 2,983. The total intrinsic value of options vested and expected to vest at December 31, 2014 was approximately $ 3,436.

The total intrinsic value of options exercised during the year ended December 31, 2014 was approximately $ 1,901. The number of options vested during the year ended December 31, 2014 was 428,828. The weighted-average remaining contractual life of the outstanding options as of December 31, 2014 is 7.26 years. The weighted-average remaining contractual life of exercisable options as of December 31, 2014 is 6.07 years.

The options outstanding as of December 31, 2014, have been classified by exercise price, as follows:

Exercise price	Shares upon exercise of options outstanding as of December 31, 2014	Weighted average remaining contractual life	Shares upon exercise of options exercisable as of December 31, 2014
		Years
$23.31-27.58	214,819	6.43	143,636
$16.20-17.07	335,241	6.84	209,283
$10.16-15.43	1,287,222	8.29	513,493
$5.25-9.25	214,958	5.59	214,958
$0.03-4.95	479,141	5.90	358,773

	2,531,381		1,440,143

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The following provides a summary of the restricted stock unit activity for the Company for the year ended December 31, 2014:

	Number of Shares Underlying Outstanding Restricted Stock Units	Weighted- Average Grant Date Fair Value

Outstanding as of January 1, 2014	14,208	$13.57
Granted	561,873	$12.96
Vested	(89,437)	$14.68
Forfeited	(41,380)	$15.13

Unvested as of December 31, 2014	445,264	$12.43

As of December 31, 2014, $ 9,312 and $ 4,500 unrecognized compensation cost related to stock options and RSUs respectively is expected to be recognized over a weighted average vesting period of 2.13 years.

The Company has two option plans under which outstanding options as of December 31, 2014, are as follows: (i) under the 2003 option plan, the outstanding options are exercisable for 2,183 Ordinary shares, and (ii) under the 2006 option plan, the outstanding options and RSUs are exercisable for 2,529,198 and 445,264 Ordinary shares respectively.

Under the terms of the above option plans, options may be granted to employees, officers, directors and various service providers of the Company and its subsidiaries. The options generally become exercisable quarterly over a four-year period, commencing one year after date of the grant, subject to the continued employment of the employee. The options generally expire no later than ten years from the date of the grant. The exercise price of the options at the date of grant under the plans may not be less than the nominal value of the shares into which such options are exercised, any options, which are forfeited or cancelled before expiration, become available for future grants. As of December 31, 2014, 209,833 Ordinary shares are available for future issuance under the option plans.

In 2014 and 2013 the Company granted 8,333 and 60,130 options respectively to Israeli employees with an exercise price of $ 0.03, which was lower than the trading price of the Company's Ordinary Shares quoted on the NASDAQ Global Select Market on the date of the grants.

In addition to granting stock options, the Company granted 561,873 and 14,969 RSUs in 2014 and 2013, respectively under the 2006 option plan. RSUs vest over a four year period subject to the continued employment of the employee. RSUs that are cancelled or forfeited become available for future grants.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME

a.
Corporate tax rates:

The Israeli corporate tax rate was 25% in 2012 and 2013.

On July 30, 2013, the Israeli Parliament passed a law, which, among other things, was designated to increase the tax levy (the "New Law"). The New Law increases the Israeli corporate tax rate commencing in 2014 from 25% to 26.5%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Preferred Enterprise or a Beneficiary Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

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

According to the provisions of the Law, the Company's income is tax-exempt for a period of two years commencing with the year it first earns taxable income, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five to eight years depending upon the level of foreign ownership of the Company. As of December 31, 2014, the benefit period of tax benefit is expected to be commenced, since the Company expects to profitable for tax purposes (tax-exempt for the first two years).

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

The entitlement to the above benefits is contingent upon the fulfillment of the conditions stipulated in the Law, regulations published there under and the criteria set forth in the specific letters of approval. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and linked to changes in the Israeli CPI. As of December 31, 2014, management believes that the Company is meeting the aforementioned conditions.

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

Under the 2011 Amendment, a uniform corporate tax rate will apply to all qualifying income of the Preferred Company, as opposed to the former law, which was limited to income from the Approved Enterprises and Beneficiary Enterprise during the benefits period. The uniform corporate tax rate will be 7% in areas in Israel designated as Development Zone A and 12.5% elsewhere in Israel during 2013, 9% in development Zone A and 16% elsewhere in Israel, respectively, in 2014. The Company operates outside of Zone A and is subject to 16% tax rate in 2014.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont

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

f.	Pre-tax income (loss) is comprised as follows:

	Year ended December 31,
	2014	2013	2012

Domestic	$(3,792)	$(6,556)	$(2,372)
Foreign	1,345	219	(5,292)

	$(2,447)	$(6,337)	$(7,664)

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

g.
A reconciliation of the theoretical tax expenses (benefit), assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expenses (benefit) is as follows:

	Year ended December 31,
	2014	2013	2012

Loss before taxes on income	$(2,447)	$(6,337)	$(7,664)

Theoretical tax expense computed at the Israeli statutory tax rate (26.5%, 25% and 25% for the years 2014, 2013 and 2012, respectively)	$(649)	$(1,584)	$(1,916)

Changes in valuation allowance	(1,279)	931	(1,554)
Increase (decrease) in losses and temporary differences due to change in Israeli corporate " and Approved Enterprise" tax	(49)	3,056	(7,073)
Increase (decrease) in valuation allowance related to losses and temporary differences due to change in Israeli corporate " and Approved Enterprise" tax	49	(3,056)	7,073
Taxes with respect to prior years	-	-	2
Increase in deferred tax assets related to losses and temporary differences due to changes in tax rates and different basis of measurement	562	(594)	-
Non-deductible expenses and other	(415)	(223)	1,699
Non-deductible share-based compensation expense	1,831	1,590	833
Exchange rate differences	-	-	10

Actual tax expense (benefit)	$50	$120	$(926)

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

h.	Income tax expense (tax benefit) is comprised as follows:

	Year ended December 31,
	2014	2013	2012

Current taxes (benefit)	$612	$408	$(2)
Deferred taxes (benefit)	(562)	(288)	(926)
Taxes in respect of prior years	-	-	2

	$50	$120	$(926)

i.
Net operating losses carry forward:

The Company has accumulated net operating losses for tax purposes as of December 31, 2014, in the amount of approximately $ 39,000, which may be carried forward and offset against taxable income in the future for an indefinite period. In December 2014, the Israeli Tax Authorities approved a final tax ruling with respect to the Company’s acquisition of Oversi. According to the ruling, the net operating losses may be offset against taxable income annually with a limitation of up to 14% of the total accumulated losses but no more than 50% of the Company's taxable income. In addition, the Company has accumulated capital losses for tax purposes as of December 31, 2014, in the amount of approximately $ 27,316, which may be carried forward and offset against taxable capital gains in the future for an indefinite period, but are limited as stated above.  Management currently believes that since the Company has a history of losses, and uncertainty with respect to future taxable income, it is more likely than not that some of the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future. Thus, a valuation allowance was provided to reduce deferred tax assets to their realizable value.

The U.S. subsidiary has accumulated losses for U.S. federal income tax return purposes of approximately $ 2,778. The federal accumulated losses for tax purposes expire between 2024 and 2032. The state accumulated losses for tax purposes begin to expire in 2014. An amount of $ 1,519 of the net operating loss carry-forwards relates to excess tax deductions from stock options.

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

The European subsidiary is subject to French income taxes and has a net operating loss carry forward amounting as of December 31, 2014 to approximately $ 4,441, which may be carried forward and offset against taxable gains in the future for an indefinite period.

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
Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income taxes are as follows:

	December 31,
	2014	2013

Deferred tax assets:
Operating and capital loss carryforwards	$13,103	$14,567
Reserves and allowances	1,183	785

Deferred tax asset before valuation allowance	14,286	15,352
Valuation allowance	(11,408)	(12,736)
Net deferred tax asset	2,878	2,616

Deferred tax liability	(309)	(609)
Net deferred tax asset	$2,569	$2,007

k.
As of December 31, 2014 and 2013, the provision in respect of ASC 740 was $ 279 and     $ 174, respectively. The accrued interest and penalties related to the provision in income taxes is immaterial.

The Company conducts business globally and, as a result, the Company or one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Israel, France, and the United States. With few exceptions, the Company is no longer subject to Israeli final tax assessment through the year 2010 and the European and U.S. subsidiaries have final tax assessments through 2010.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	GEOGRAPHIC INFORMATION

Allot operates in a single reportable segment. Revenues are based on the location of the Company's channel partners which are considered as end customers, as well as direct customers of the Company:

	Year ended December 31,
	2014	2013	2012

Europe	$41,238	$35,143	$39,655
Asia and Oceania	41,990	29,909	21,953
Middle East and Africa	15,352	4,820	10,565
United States of America	15,307	21,350	24,674
Americas (excluding United States of America)	3,299	5,323	7,905

	$117,186	$96,545	$104,752

The following are the Company’s major customers:

	Year ended December 31,
	2014	2013	2012

Customer A	27%	17%	14%
Customer B	17%	17%	-
Customer C	-	11%	-

	44%	45%	14%

The following presents total long-lived assets as of December 31, 2014 and 2013:

	December 31,
	2014	2013
Long-lived assets:
Israel	$5,603	$4,680
United States of America	181	987
Other	173	207

	$5,957	$5,874

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	FINANCIAL INCOME, NET

	Year ended December 31,
	2014	2013	2012

Financial income:
Interest income	$1,900	$1,358	$1,746

Financial expenses:
Exchange rate differences and other	174	47	176
Amortization/accretion of premium/discount on marketable securities, net	1,066	584	212

	$660	$727	$1,358

NOTE 16:-    EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2014	2013	2012

Numerator:
Net loss	$(2,497)	$(6,457)	$(6,738)

Denominator:
Weighted average number of shares outstanding used in computing basic net earnings per share	33,143,168	32,680,766	31,959,921
Dilutive effect: stock options	-	-	-

Total weighted average number of shares used in computing diluted net earnings per share	33,143,168	32,680,766	31,959,921

Basic and diluted net loss per share	$(0.08)	$(0.20)	$(0.21)

The following numbers of shares were excluded from the computation of diluted net less per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year ended December 31,
	2014	2013	2012

Ordinary shares	2,300,425	2,018,751	1,009,012

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:- SUBSEQUENT EVENTS

In February 2015, the Company signed an Asset Purchase Agreement to acquire certain assets of Optenet SA. ("Optenet") a developer of security solutions for internet providers and enterprises. Under the terms of the Asset Purchase Agreement, the Company will acquire the assets of Optenet for approximately $6.7 million (€5.9 million) in cash, plus a deferred and contingent purchase price. The deferred purchase price consists of $5.7 million (€5 million) in cash to be paid over two years following the acquisition. In addition, there will be a performance-based earn-out over a period of five years. The performance-based earn-out is capped at approximately $25.6 million (€22.5 million) and is contingent upon reaching certain revenues threshold from sale of Optenet products. The transaction closing date occurred on March 23, 2015.