Form 20-F
period 2015-12-31
Allot Communications Ltd.
filed 2016-03-28
CIK 1365767

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

22 Hanagar Street
Neve Ne’eman Industrial Zone B
Hod-Hasharon 4501317
Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.10 per share	The NASDAQ Stock Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2015: 33,558,102 ordinary shares, NIS 0.10 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

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

Cautionary Note Regarding Forward-Looking Statements

In addition to historical facts, this annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition.  Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. These statements include but are not limited to:

•	statements regarding projections of capital expenditures;

•	statements regarding competitive pressures;

•	statements regarding expected revenue growth;

•	statements regarding the expected growth in demand of our products

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

TABLE OF CONTENTS

PART I
ITEM 1: Identity of Directors, Senior Management and Advisers	7
ITEM 2: Offer Statistics and Expected Timetable	7
ITEM 3: Key Information	7
Selected Financial Data	7
Capitalization and Indebtedness	9
Reasons for Offer and Use of Proceeds	9
Risk Factors	9
ITEM 4: Information on Allot	24
History and Development of Allot	24
Business Overview	25
Organizational Structure	35
Property, Plants and Equipment	35
ITEM 4A: Unresolved Staff Comments	35
ITEM 5: Operating and Financial Review and Prospects	35
Operating Results	36
Liquidity and Capital Resources	46
Research and Development, Patents and Licenses	48
Trend Information	48
Off-Balance Sheet Arrangements	48
Contractual Obligations	48
ITEM 6: Directors, Senior Management and Employees	49
Directors and Senior Management	49
Compensation of Officers and Directors	53
Board Practices	55
Employees	61
Share Ownership	62
ITEM 7: Major Shareholders and Related Party Transactions	64
Major Shareholders	64
Related Party Transactions	66
Interests of Experts and Counsel	66
ITEM 8: Financial Information	66
Consolidated Financial Statements and Other Financial Information	66
Significant Changes	67
ITEM 9: The Offer and Listing	67
Stock Price History	67
Markets	68
ITEM 10: Additional Information	68

 PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

A.	Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “ITEM 5: Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The consolidated statements of operations data for the years ended December 31, 2013, 2014 and 2015 the consolidated balance sheet data as of December 31, 2014 and 2015 are derived from our audited consolidated financial statements included in “ITEM 18: Financial Statements,” which have been prepared in accordance with generally accepted accounting principles in the United States. The consolidated statements of operations for the years ended December 31, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements which are not included in this annual report.

	Year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands, except per share and share data)
Consolidated Statements of Operations:
Revenues:
Products	$56,810	$77,127	$66,318	$77,240	$62,642
Services	20,943	27,625	30,227	39,946	37,325
Total revenues	77,753	104,752	96,545	117,186	99,967
Cost of revenues(1):
Products	19,540	26,857	20,572	27,389	26,707
Services	2,635	4,180	6,246	7,350	6,720
Expenses related to the settlement of the Office of the Chief Scientist grants(2)	-	15,886	-	-	-
Total cost of revenues	22,175	46,923	26,818	34,739	33,427
Gross profit	55,578	57,829	69,727	82,447	66,540
Operating expenses:
Research and development, gross	16,896	24,915	28,073	29,998	27,674
Less grant participation	3,674	2,855	1,051	984	1,252
Research and development, net(1)	13,222	22,060	27,022	29,014	26,422
Sales and marketing(1)	26,543	34,127	39,817	44,599	43,318
General and administrative(1)	7,474	10,664	9,952	11,941	12,702
Total operating expenses	47,239	66,851	76,791	85,554	82,442
Operating income (loss)	8,339	(9,022)	(7,064)	(3,107)	(15,902)
Financing income (expenses), net	415	1,358	727	660	(584)
Income (loss) before income tax expenses (benefit)	8,754	(7,664)	(6,337)	(2,447)	(16,486)
Income tax expenses (benefit)	(55)	(926)	120	50	3,356
Net income (loss)	$8,809	$(6,738)	$(6,457)	$(2,497)	$(19,842)
Basic net earnings (loss) per share	$0.35	$(0.21)	$(0.20)	$(0.08)	$(0.59)
Diluted net earnings (loss) per share	$0.33	$(0.21)	$(0.20)	$(0.08)	$(0.59)
Weighted average number of shares used in computing basic net earnings (loss) per share	25,047,771	31,959,921	32,680,766	33,143,168	33,419,917
Weighted average number of shares used in computing diluted net earnings (loss) per share	27,071,872	31,959,921	32,680,766	33,143,168	33,419,917
___________________
(1)	Includes stock-based compensation expense related to options and RSUs granted to employees and others as follows:

(2)	Represents the full balance of the contingent liability related to grants received, which was paid in 2013.

	Year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands)
Cost of revenues	$103	$222	$368	$353	$324
Research and development expenses, net	442	1,186	1,666	1,919	1,637
Sales and marketing expenses	1,001	2,060	3,106	3,322	2,802
General and administrative expenses	710	1,349	2,591	2,501	2,407
Total	$2,256	$4,817	$7,731	$8,095	$7,170

	At December 31,
	2011	2012	2013	2014	2015
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$116,682	$50,026	$42,813	$19,180	$15,470
Short-term deposits and restricted deposits	25,138	78,188	38,000	59,000	42,903
Marketable securities	17,580	14,841	40,798	54,271	64,921
Working capital	158,937	131,598	133,362	138,174	126,756
Total assets	197,058	221,791	199,257	212,948	208,215
Total liabilities	34,489	52,670	29,330	37,968	44,810
Accumulated deficit	(60,647)	(67,385)	(73,842)	(76,339)	(96,181)
Share capital	720	761	774	819	837
Total shareholders’ equity	162,569	169,121	169,927	174,980	163,405

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Relating to Our Business

We have a history of losses and may not be able to achieve or maintain profitability in the future

We have a history of net losses in all fiscal years since our inception, other than in 2006 and 2011. We had a net loss of $19.8 million in 2015, resulting mainly from impairment charge of $5.8 million, tax expenses which amounted to $3.4 million (including $2.7 million of deferred tax asset and pre-paid tax expenses write-off) and a decrease in product revenues.  We had a net loss of $2.5 million in 2014, resulting from an inventory write-off of approximately $3.4 million, due to launches of newer versions of our products, which rendered certain products in our inventory, obsolete. We had a net loss of $6.5 million in 2013 due to an increase in the Company’s costs as a result of the acquisitions of Ortiva Wireless Inc. (“Ortiva”) and Oversi Networks Ltd. (“Oversi”) and due to a decrease in the Company’s product revenues. We can provide no assurance that we will be able to achieve or maintain profitability, and we may incur losses in the future if we do not generate sufficient revenues.

Our revenues and business may be adversely affected if we do not effectively compete in the markets in which we operate.

We compete against large companies in a rapidly evolving and highly competitive sector of the networking technology and security markets, which offer, or may offer in the future, competing technologies, including partial or alternative solutions to operators' challenges, and which, similarly to us, intensely pursue the largest service providers (referred to as Tier 1 operators).  Our ability to effectively compete in these markets may be limited since our competitors may have greater financial resources, significant market share and established relationships with operators and distribution channels.

Our Deep Packet Inspection (DPI) technology enabled offerings face significant competition from router and switch infrastructure companies that integrate functionalities into their platforms, addressing some of the same types of issues that our products are designed to address. Our security products, which are offered to operators and are deployed in their networks for the purpose of enabling them to provide security services to their end customers, are subject to competition from companies which offer security products based on different technology and marketing and sales approaches.

Our security product offerings face significant competition from companies that directly approach end customers and offer them security applications to be installed on their devices; companies that approach the business enterprise sector through distribution channels and offer cloud security products; and companies that offer security products bundled with other products.  By offering our security products to operators that provide security services to both business enterprises and individual end customers, we aim to expand the reach of our products. However, such business model may prove to be slower to market or less effective than our competitors' models, in which case our business may be harmed.

Certain of our current direct competitors, are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources.  As the intelligent broadband solutions market has grown, including the markets for DPI enabled solutions for mobile networks and for security products, new competitors have entered and may continue to enter the market.   Furthermore, our market may be subject to industry consolidation, as companies attempt to maintain or strengthen their positions in our evolving industry. For example, some of our current and potential competitors have made acquisitions or have announced new strategic alliances designed to position them to provide many of the same products and services that we provide to both the service provider and enterprise markets. Industry consolidation may result in stronger competitors that are better able to compete as sole-source vendors for customers, may cause price reductions, reduced gross margins and loss of market share.

Therefore, if our competitors announce new products, services or enhancements that better meet the needs of customers or changing industry requirements, offer alternative methods to achieve customer objectives or implement faster go to market strategies, if our business model proves less effective than those of our competitors, if new competitors enter the market, or if industry consolidation results in stronger competitors with wider range of product offerings and greater financial resources, our ability to effectively compete may be harmed, which could have a material adverse effect on our business, financial condition or results of operations.

We depend on one or more significant customers and the loss of any such significant customer or a significant decrease in business from any such customer could harm our results of operations.

The loss of any significant customer or a significant decrease in business from any such customer could harm our results of operations and financial condition. In addition, revenues from individual customers may fluctuate from time to time based on the timing and the terms under which further orders are received and the duration of the delivery and implementation of such orders. We derived 45% of our total revenues in 2013 from three Tier 1 mobile and fixed operators.  We derived  44% of our total revenues in 2014 and 37% of our total revenues in 2015 from two Tier 1 mobile and fixed operators.  Revenues derived from  each of these operators for each of 2013, 2014 and 2015 represented over 10% of our total revenues.

Demand for our products may be impacted by government regulation of the telecommunications industry.

Service providers are subject to government regulation in a number of jurisdictions in which we sell our products. There are several proposals in the United States, Europe and elsewhere for regulating service providers’ ability to prioritize applications in their networks. Advocates for regulating this industry claim that collecting premium fees from certain “preferred” applications would distort the market for Internet applications in favor of larger and better-funded content providers. They also claim that this would impact end-users who already purchased broadband access only to experience response times that differ based on content provider. Opponents believe that content providers who support bandwidth-intensive applications should be required to pay service providers a premium in order to support further network investments. In August 2008, the United States Federal Communications Commission (the “FCC”) issued a ruling prohibiting Comcast, the second-largest broadband provider in the United States, from delaying certain peer-to-peer traffic on its network. Comcast filed an appeal of the ruling in September 2008. In April 2010, a federal appeals court ruled that under current law the FCC had limited power over Web traffic. In December 2010, the FCC adopted rules which would give it regulatory power over Internet service providers in order to prevent them from blocking or unreasonably discriminating against Web content, services or applications. In 2011, Verizon and other broadband companies challenged the FCC’s rules in the United States Court of Appeals for the District of Columbia Circuit. In January 2014, the United States Court of Appeals for the District of Columbia Circuit overturned the FCC’s anti-blocking and anti-discrimination rules, saying the agency overreached in barring broadband providers from slowing or blocking selected Web traffic. On March 12, 2015, the FCC issued the Open Internet Report and Order on Remand, Declaratory Ruling, and Order (the “Open Internet Order”), setting forth rules, grounded, among others, on  Title II of the Communications Act of 1934; The Open Internet Order regulates both fixed and mobile ISP's and prohibits them, subject to reasonable network management, from blocking and/or throttling of lawful content, applications, services, or non-harmful devices, and from unreasonably interfering or disadvantaging of (i) end users’ ability to select, access service or the lawful Internet content, applications, services, or devices of their choice or (ii) edge providers’ ability to make lawful content, applications, services, or devices available to end users. The Open Internet Order also prohibits paid prioritization of content. Such regulation of both fixed and mobile ISPs may limit ISPs' ability to manage, prioritize and monetize their network. Additionally, these regulations may attract growing public debate and attention of regulators in other jurisdictions we operate in. Demand from service providers for the traffic management and subscriber management features of our products may be adversely affected by such regulations. A decrease in demand for these features could adversely impact sales of our products and could have a material adverse effect on our business, financial condition or result of operations.

We need to increase the functionality of our products and offer additional features and products in order to maintain or increase our profitability.

The commoditization of DPI technology and the introduction of competitive features and value added services will result in a decrease of the average sale prices of our DPI technology enabled products.

The market in which we operate is highly competitive and unless we continue to enhance the functionality of our products, add additional features and offer additional products, our competitiveness may be harmed.

We endeavor to enhance our products by offering higher system speeds, additional features and value-added products, such as additional optimization products, security and parental control products, among other value added products and support for additional applications and enhanced reporting tools.

Our value-added products offer customers additional tools to increase the efficiency of their networks or to help them offer additional services to their end customers and derive additional revenues from their end customers. The industry and market for our value added products, are still developing and are affected, among others, by trends and changes in internet broadband traffic, including changes in methods used by various content providers and broadband applications and evolution of network security threats.

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

Our revenues and business will be harmed if we do not keep pace with changes in broadband applications, network security threats and with advances in technology, or if we do not achieve widespread market acceptance, including through significant investments.

We will need to invest heavily in the continued development of our technology in order to keep pace with rapid changes in applications, increased broadband network speeds, network security threats and with our competitors’ efforts to advance their technology. Our ability to develop and deliver effective product offerings depends on many factors, including identifying our customers’ needs, technical implementation of new services and integration of our value-added products with our customers’ existing network infrastructure. While we will continue to introduce innovative value-added products, we cannot provide any assurance that any new products we introduce will achieve the same degree of success that we have with our existing products. Designers of broadband applications and distributors of various network security threats that our products identify, manage or mitigate are using increasingly sophisticated methods to avoid detection and management and/or mitigation by network operators.

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

Our business and revenues will be adversely affected if we fail to develop enhancements to our products, in order to keep pace with changes in broadband applications, network security threats and advances in technology.  We can give no assurance that our technological approach will achieve broad market acceptance or that other technology or devices will not supersede our technology and products.

A failure of our products may adversely affect the operation of our customers' live networks, which could harm our reputation, brand position, and financial condition.

Our products are, generally, installed in line, as part of our customers' networks.  We endeavor to avoid any interruption to the regular operation of such networks, including, by performing certain tasks during predetermined maintenance windows, and implementing a system bypass, in the event of malfunctions.  However, in certain cases, a failure of our products may result in our customers experiencing loss of functionality, denial of service and access, disconnection of live traffic on their networks, loss of security protection, end user dissatisfaction and loss of revenues.  Such failure of our products, may cause commercial disputes with our customers and adversely affect our reputation.

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

The complexity and scope of the solutions and services we provide to larger service providers are increasing. The larger and more complex such projects are, the greater the operational risks associated with them. These risks include, but are not limited to, the failure to meet high customization requirements of service providers, the failure to fully integrate our products into the service provider’s network or with third-party products, our dependence on subcontractors and partners and on effective cooperation with third-party vendors for the successful and timely completion of such projects. If we encounter any of these risks, we may incur higher costs in order to complete the project and may be subject to contractual penalties resulting in lower profitability. In addition, the project may demand more of our management’s time than was originally planned, and our reputation may be adversely impacted.

We depend on third parties to market, sell, install and provide initial technical support for our products for a material portion of our business.

We depend on third-party channel partners, such as distributors, resellers, OEMs and system integrators, to market and sell a material portion of our products to end-customers. In 2015, approximately 49% of our revenues were derived from channel partners. Our channel partners are also responsible for installing our products and providing initial customer support for them. As a result, we depend on the ability of our channel partners to successfully market and sell our products to these end-customers. We also depend on our ability to maintain our relationships with existing channel partners and to develop relationships with new channel partners in key markets. We can give no assurance that our channel partners will market our products effectively, receive and fulfill customer orders for our products on a timely basis or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. In addition, any failure by our channel partners to provide adequate initial support to end-customers could result in customer dissatisfaction with us or our products, which could result in a loss of customers, harm our reputation and delay or limit market acceptance of our products. Our products are complex and it takes time for a new channel partner to gain experience in the operation and installation of these products. Therefore, it may take a period of time before a new channel partner can successfully market, sell and support our products if an existing channel partner ceases to sell our products. Additionally, our agreements with channel partners are generally not exclusive and our channel partners may market and sell products that compete with our products. Our agreements with our distributors and resellers are usually for an initial one-year term and following the expiration of this term, can be terminated by either party. We can give no assurance that these agreements will remain in effect, and any termination of one or more of the agreements may adversely affect our profitability and results of operations.

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

We depend on our traffic management systems and network management application suites for the substantial majority of our revenues.

In the past few years, we have increased sales of our Value Added Services. However, sales of our traffic management systems, continued to account for a major portion of our revenues in 2013, 2014 and 2015. Specifically, 68%, 57% and 58% of our total revenues in 2013, 2014 and 2015, respectively. The foregoing systems will continue to account for a considerable portion of our revenues in the immediate future. If we are unable to increase these sales, our business will suffer. In addition, service providers may choose embedded or integrated solutions using routers and switches from larger networking vendors over a standalone solution that we offer. Any factor adversely affecting our ability to sell, or the pricing of or demand for, our traffic management systems and network management system, would severely harm our ability to generate revenues and could have a material adverse effect on our business.

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

Our products are complex and are incorporated into broadband networks, which are a major source of revenue for service providers and support critical applications for subscribers and enterprises. Due to the highly technical nature of our products and variations among customers’ network environments, we may not detect product defects until our products have been fully deployed in our customers’ networks. Regardless of whether warranty coverage exists for a product, we may be required to dedicate significant technical resources to repair any defects. If we encounter significant errors, we could experience, among other things, loss of major customers, cancellation of  orders, increased costs, delay in recognizing revenues and damage to our reputation. We could also face claims for product liability, tort or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention. In addition, if our business liability insurance is inadequate or future coverage is unavailable on acceptable terms or at all, our financial condition could be harmed.

Demand for our DPI technology enabled products depends, in part, on the rate of adoption of bandwidth-intensive broadband applications, and the impact multiple applications may have on network speed.

Our products are used by service providers and enterprises to monitor and manage bandwidth-intensive applications that cause congestion in broadband networks and impact the quality of experience for users. Demand for our products is driven particularly by growth in applications, which are highly sensitive to network delays and therefore require efficient network management. If the rapid growth in the adoption of such applications does not continue, the demand for our products may be adversely impacted.

Demand for our security products depends, in part, on continued evolution of on-line threat as well as on  operators’ interest in providing security services to their end customers

Our security products are used by service providers to offer security services to their end customers, comprising both of business enterprises as well as individual end customers. The demand for these services depends highly on continued evolution and increase of online threats. In the event that such threats decrease, that end customers are not willing to incur the costs of security services and/or in the event that ISPs do not continue to pursue security services to their end customers as a revenue source, demand for our security products may be materially adversely impacted.

We currently depend on a single subcontractor to manufacture and provide hardware warranty support for our Service Gateway platforms and NetEnforcer platforms. If this subcontractor experiences delays, disruptions, quality control problems or a loss in capacity, it could materially and adversely affect our operating results.

We currently depend on a single subcontractor, Flex (Israel) Ltd. (previously Flextronics (Israel) Ltd.), a subsidiary of Flex (previously Flextronics), a global electronics manufacturing services company, to manufacture, assemble, test, package and provide hardware warranty support for our Service Gateway platforms and NetEnforcer platforms. In addition, our agreement with Flex (Israel) requires it to procure and store key components for our products at its facilities. If Flex (Israel) experiences delays, disruptions or quality control problems in manufacturing our products, or if we fail to effectively manage our relationship with Flex (Israel), product shipments may be delayed and our ability to deliver products to customers could be materially and adversely affected. Flex (Israel) may terminate our agreement at any time during the term upon prior notice. We expect that it would take approximately six months to transition the manufacturing of our products to an alternate manufacturer and our inventory of completed products may not be sufficient for us to continue delivering products to our customers on a timely basis during any such transition period. Therefore, the loss of Flex (Israel) could adversely affect our sales and operating results and harm our reputation.

Certain hardware and software components for our products come from single or limited sources and we could lose sales if these sources fail to satisfy our supply requirements or if our customers refuse to implement components from certain sources.

We obtain certain hardware components used in our products from single or limited sources.

Although the abovementioned hardware components are off-the-shelf items, because our systems have been designed to incorporate these specific hardware components, any change to these components due to an interruption in supply or our inability to obtain such components on a timely basis, may require engineering changes to our products before substitute hardware components could be incorporated. Such changes could be costly and result in lost sales particularly to our traffic management systems.  The agreements with our suppliers do not contain any minimum supply commitments. If we or our contract manufacturer fail to obtain components in sufficient quantities when required, our business could be harmed.

We obtain certain software components of our security products, from a few limited sources, depending primarily on our customers' preferences. In the event that we are no longer able to source such software components from a particular source, and our customers refuse to implement components from our alternative sources, we may be required to identify an alternative source from which we do not currently acquire such software or develop such software ourselves. This may result in disputes with our customers and/or cancellation or delay of orders, which may materially adversely affect our business.

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

Part of our strategy is to selectively pursue partnerships and acquisitions. We have acquired a number of companies in recent years, including most recently, the acquisition of substantially all of the business and assets of Optenet S.A., a Madrid-based global IT security company, in March 2015.  The negotiation of acquisitions, investments or joint ventures, as well as the integration of acquired or jointly developed businesses or technologies, could divert our management’s time and resources. Acquired businesses, technologies or joint ventures may not be successfully integrated with our products and operations and we may not realize the intended benefits of these acquisitions. We may also incur future losses from any acquisition, investment or joint venture. In addition, acquisitions could result in:

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

Know-how relating to networking protocols, building carrier-grade systems, identifying applications and developing and maintaining security products is an important aspect of our intellectual property. It is our practice to have our employees sign appropriate non-compete agreements when permitted under applicable law. These agreements prohibit our employees who cease working for us from competing directly with us or working for our competitors for a limited period of time. The enforceability of non-compete clauses in certain jurisdictions in which we operate may be limited. Under the current laws of some jurisdictions in which we operate, we may be unable to enforce these agreements and it may thereby be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us.

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

As of December 31,2015, we had a limited patent portfolio. We had twelve issued U.S. patents and four pending patent applications. While we plan to protect our intellectual property with, among other things, patent protection, there can be no assurance that:

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

There can be no assurance that we will not receive communications from third parties asserting that our products, and other intellectual property infringe, or may infringe their proprietary rights. We are not currently subject to any proceedings for infringement of patents or other intellectual property rights and are not aware of any parties that intend to pursue such claims against us. Any such claim, regardless of merit, could result in litigation, which could result in substantial expenses, divert the attention of management, cause significant delays and materially disrupt the conduct of our business. As a consequence of such claims, we could be required to pay substantial damage awards, develop non-infringing technology, enter into royalty-bearing licensing agreements, stop selling our products or re-brand our products. If it appears necessary, we may seek to license intellectual property that we are alleged to infringe. Such licensing agreements may not be available on terms acceptable to us or at all. Litigation is inherently uncertain and any adverse decision could result in a loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from others and otherwise negatively affect our business. In the event of a successful claim of infringement against us and our failure or inability to develop non-infringing technology or license the infringed or similar technology, our business, operating results or financial condition could be materially adversely affected.

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

Unfavorable economic conditions in emerging markets could have a material adverse effect on our business, financial condition or operating results.

During 2014, 2015 and the beginning of 2016, economies worldwide have demonstrated certain recovery trends. However, emerging markets, such as  the Commonwealth of Independent States (CIS) and China continued to experience a downturn and a depreciation of each of their currencies against the U.S. dollar.

Oil and gas exporting countries, such as Russia and other CIS countries experienced deterioration in economic conditions, starting in the second half of 2015, as a result of a fall in energy prices. China’s  weak growth trends adversely affected other Asian economies as well.

If the economies of emerging markets remain unstable or further deteriorate, enterprises, telecommunication carriers and service providers in affected regions, may significantly reduce or postpone capital investments, which could result in reductions in sales of our products or services, longer sales cycles, slower adoption of new technologies and increased price competition in such regions. Such circumstances would have a material adverse effect on our results of operations and cash flows.

Further, because a substantial portion of our operating expenses consists of salaries, we may not be able to reduce our operating expenses in line with any reduction in revenues and, therefore, may not be able to continue to generate increased revenues and manage our costs to maintain profitability.

Our international operations expose us to the risk of fluctuations in currency exchange rates.

Our revenues are generated primarily in U.S. dollars and a major portion of our expenses are denominated in U.S. dollars. As a result, we consider the U.S. dollar to be our functional currency. A significant portion of our revenue is also generated in EUR. Other significant portions of our expenses are denominated in New Israeli shekel (NIS) and to a lesser extent in Euros and other currencies. Our NIS-denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in NIS. In 2015, the fluctuation in NIS against the U.S. dollar was immaterial, however, in the beginning of 2016, the NIS weakened against the U.S. dollar and we also experienced material fluctuation in previous years, and anticipate that the NIS will continue to fluctuate against the U.S dollar, in the future. In 2014, NIS  appreciated by approximately 12% against the U.S. dollar. In 2015, the EUR appreciated by approximately 12% against the U.S. dollar. In 2014, the EUR appreciated by approximately 13% against the U.S. dollar. If the U.S. dollar weakens against the NIS or other currencies we are exposed to negative impact on our results of operations. We use derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on balance sheet accounts and forecast cash flows. We may not purchase derivative instruments adequately to insulate ourselves from foreign currency exchange risks. The volatility in the foreign currency markets may make hedging our foreign currency exposures challenging. In addition, because a portion of our revenue is not earned in U.S. dollars, fluctuations in exchange rates between the U.S. dollar and the currencies in which such revenue is earned may have a material adverse effect on our results of operations and financial condition. If we wish to maintain the U.S. dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment.

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

Our quarterly financial performance is likely to vary in the future, and may not meet our expectations or the expectations of analysts or investors, which may lead to additional volatility in our share price. The market price of our ordinary shares may be volatile and could fluctuate substantially due to many factors, including, but not limited to:

•	announcements or introductions of technological innovations, new products, product enhancements or pricing policies by us or our competitors;

•	winning or losing contracts with service providers;

•	disputes or other developments with respect to our or our competitors’ intellectual property rights;

•	announcements of strategic partnerships, joint ventures or other agreements by us or our competitors;

•	recruitment or departure of key personnel;

•	regulatory developments in the markets in which we sell our products;

•	our future repurchases, if any, of our ordinary shares pursuant to our current share repurchase program and/or any other share repurchase program which may be approved in the future;

•	our sale of ordinary shares or other securities in the future;

•	changes in the estimation of the future size and growth of our markets; or

•	market conditions in our industry, the industries of our customers and the economy as a whole.

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

As a foreign private issuer, we are permitted under NASDAQ Rule 5615(a)(3) to follow Israeli corporate governance practices instead of the NASDAQ Stock Market requirements that apply to U.S. companies. As a condition to following Israeli corporate governance practices, we must disclose which requirements we are not following and describe the equivalent Israeli law requirement. We must also provide NASDAQ with a letter from our Israeli outside counsel, certifying that our corporate governance practices are not prohibited by Israeli law. As a result of these exemptions, our shareholders do not have the same protections as are afforded to shareholders of a U.S. company.

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

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company

Generally, if for any taxable year 75% or more of our gross income is passive income, or the average percentage of our assets which produce passive income or which are held for the production of passive income (“passive assets”) is at least 50%, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for such taxable year. Publicly traded corporations must determine the percentage of assets on the basis of the value of their assets. No definitive guidance has been issued by the U.S. government concerning how to value the assets of a foreign public company for PFIC testing purposes. It can be inferred from the legislative history that the fair market value of the total assets of a publicly traded foreign corporation can be more easily measured, and is therefore likely to be less burdensome to taxpayers, by applying the “market capitalization” method. Under the market capitalization method, the total asset value of a company would be considered to equal the aggregate fair market value of its outstanding stock (i.e., its market capitalization) plus its outstanding liabilities, as of a relevant testing date. However, the legislative history did not specify the circumstances under which it would be appropriate to use the “market capitalization” method, or that such method was an exclusive means for valuing the total assets of a publicly traded corporation. Accordingly, if the market capitalization approach is found to be insufficient in the context of the facts and circumstances of a particular case, other reasonable valuation methods may be employed to determine the fair market value of a corporation’s assets. In certain circumstances, including extremely volatile market conditions, it may be appropriate to apply alternative valuation methods, to more accurately determine the fair market value of our assets, such as a valuation of the assets by an independent qualified expert.  Given the volatility of the capital markets in 2015, we have obtained an independent valuation of our company for the 2015 tax year, as well as  an opinion from a U.S. tax advisor that, applying the results of the independent valuation of our company which employed an approach other than the market capitalization approach, and which provided the reasoning underlying the use of such approach, we should not be a PFIC for the 2015 taxable year.  We considered such valuation in determining the value of our total assets and we also considered the above-referenced opinion. On that basis, we believe that we were not a PFIC for the 2015 tax year; however there can be no certainty that the IRS will not challenge such a position and determine that based on the IRS’s interpretation of the asset test, we were a PFIC for the 2015 tax year. Thus, there can be no assurance that we will not be considered a PFIC for 2015 or for any other taxable year. U.S. Holders should consult their own tax advisors concerning the implication of the PFIC rules in his, her or its particular circumstances. See “ITEM 10: Taxation–United States Federal Income Taxation–Passive Foreign Investment Company Considerations.”

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

We are incorporated under Israeli law and our principal offices, research and development division and manufacturing facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and continued with varying levels of severity into 2015. In recent years, these have included, among others, hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel, causing casualties and significant disruption of economic activities. Any armed conflicts, terrorist activities or political instability in the region may affect a significant portion of our work force, which is located in Israel, and may limit materially our ability to obtain raw materials from these countries or sell our products to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development and manufacturing, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2015, we employed 517 people, of whom 330 were based in Israel. Some of our employees in Israel are obligated to perform annual military reserve duty in the Israel Defense Forces, depending on their age and position in the army. Additionally, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. Our operations could be disrupted by the absence of one or more of our executive officers or key employees for a significant period due to military service and any significant disruption in our operations could harm our business. The full impact on our workforce or business if some of our executive officers and employees are called upon to perform military service, especially in times of national emergency, is difficult to predict. Additionally, the absence of a significant number of employees at our manufacturing subcontractor, Flex, as a result of military service obligations may disrupt their operations and could have a material adverse effect on our ability to timely deliver products to customers may be materially adversely affected.

The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

Our investment program in equipment at our facility in Hod-Hasharon, Israel, has been granted approved enterprise status and we are therefore eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investments Law. We also have been granted benefited enterprise status.  We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2015, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $39.9 million. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investments Law and its regulations and the criteria set forth in the specific certificate of approval. If we do not meet these requirements, the tax benefits would be canceled and we could be required to refund any tax benefits and investment grants that we received in the past. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are cancelled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate in Israel for 2016 and thereafter is 25.0% and was 26.5% in 2015 and 2014, respectively.

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

In 2013, 2014 and 2015 we received and accrued non-royalty-bearing grants totaling $1.1, $1.0 and $1.3 million, respectively, from the Office of the Chief Scientist, representing 3.7%, 3.3% and 4.5% respectively of our gross research and development expenditures during the year. In 2013, 2014 and 2015 we qualified to participate in two non-royalty-bearing research and development programs funded by the Office of the Chief Scientist to develop generic technology relevant to the development of our products. Such programs are approved pursuant to special provisions of the Research and Development Law. We were eligible to receive grants constituting between 40% and 55% of certain research and development expenses relating to these programs. One of the programs are approved for companies with large Research and Development activities and another for members of a "Magnet" consortium. Although the grants under these programs are not required to be repaid by way of royalties, the restrictions of the Research and Development Law described below apply to these programs.

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

We were incorporated on November 12, 1996 as “Ariadne Ltd.” and commenced operations in 1997. In September 1997, we changed our name to “Allot Communications Ltd.”. In November 2006, we listed our shares on NASDAQ. In 2007, we introduced our Service Gateway platform that enables broadband providers to build efficient, secure, manageable and profitable intelligent networks that are optimized to deliver Internet-based content and services. In 2008, we completed the acquisition of the business of Esphion Limited, a developer of network protection solutions for carriers and internet service providers. In 2010, we listed our shares on the Tel Aviv Stock Exchange, or TASE, and began applying the reporting reliefs afforded under the Israeli Securities Law to companies whose securities are dually listed on NASDAQ and the TASE. In 2012, we acquired the business of Ortiva Wireless Inc., a developer of video optimization solutions for mobile and Internet networks. In 2012, we acquired the business of Oversi Networks Ltd., a developer of products and systems for caching Internet content.  In 2015, we acquired substantially all of the assets and business of  Optenet S.A., a Madrid-based global IT security company.

B.	Business Overview

Overview

We are a leading global provider of security and monetization solutions that enable mobile, fixed and enterprise service providers to protect and personalize the digital experience. Allot’s flexible and highly scalable service delivery framework leverages the intelligence in data networks, enabling service providers to get closer to their customers, safeguard network assets and users, and accelerate time-to-revenue for value-added services.

We have a global and diverse customer base composed of mobile and fixed broadband service providers, cable operators, private networks, data centers, governments and enterprises, such as financial and educational institutions. Our scalable, carrier-grade solutions integrate capabilities that allow our customers to optimize the delivery and performance of over-the-top (OTT) applications and services, monetize network utilization through value-added product deployment, security service offerings, real-time metering and application-aware charging models and personalize the user experience through service tiering and differentiation.

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

To address these issues and increase the average revenue per user (ARPU), a significantly increased number of service providers have begun to offer premium, differentiated services, such as free usage for specific applications, content bundling, off-peak usage incentives, security services, improved quality for VoIP and Internet video,  among others. By offering such tiered services and charging subscribers according to the value of these services, as well as based on the gigabyte usage, service providers can capitalize on the revenue opportunities embodied in their networks.  To offer premium services and to guarantee high-quality delivery of content and user experience, service providers need enhanced visibility into and control of network traffic, including visibility into the type of applications used on the network and levels of traffic generated by different subscribers.

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

Network Security Threats

As reliance on the Internet has grown, service provider and enterprise networks have become increasingly vulnerable to a wide range of security threats, including denial of service attacks, spambots and malware. These attacks are designed to flood the network with traffic that consumes all the available bandwidth and hinder the ability to provide high quality broadband access to subscribers or to prevent enterprises from using mission-critical applications. These threats also compromise network and data integrity. We believe service providers and enterprises must protect against such attacks by detecting and neutralizing malicious traffic at very early stages before such threats can compromise network integrity and services.

End-User Security Threats

Broadband devices, especially mobile devices, are increasingly vulnerable to online threats such as malware and phishing. Since most broadband users have limited cyber-security expertise, they become easy targets for cybercriminals. Mobile device users are even more exposed since the threat awareness is lower than that of PC users. There are several options to safeguard broadband users on-the-go. We, we believe service providers must protect their subscribers by providing security-as-a-service so that individual and business customers are always protected seamlessly from the network security threats.

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

Integrated Solutions

Our integrated broadband solutions allow mobile, fixed and enterprise operators to elevate their role in the digital lifestyle ecosystem and expand into new business opportunities. Our solutions enable our customers to increase revenues by monetizing network usage through value-added products and services, value-based charging,, reduce costs by optimizing the delivery and performance of OTT content and cloud computing services and improve customer loyalty by personalizing operator offerings with various choices of service tiers and digital lifestyle options.

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

•
Video Caching and Optimization solutions improve the quality and efficiency of OTT video delivery. New revenue opportunities are created through service packages designed especially for video consumers.

•
Policy Control and Charging solutions drive personalized service plans and pay-for-use pricing models based on real-time consumption of bandwidth and OTT applications. We provide a single point of integration with provisioning and pricing systems.

•	Service Enablement solutions facilitate a wide variety of cost-saving and revenue-generating use cases to create personalized customer experiences demanded by today’s sophisticated consumers.
•	Security Solutions enable operators to secure the digital experience against online threats and harmful content, by providing network based Security as a Service (SECaaS) to their end customers.

Allot’s Products (Our Platforms)

The Allot Service Gateway platforms (including Allot Service Gateway Tera, and Allot Service Gateway 9500) as well as Allot NetEnforcer platforms are based on leading technology and high performance, designed for in-line deployment in a wide range of networks. Allot service Gateway platforms are designed for deployment both on traditional and virtualized network access infrastructure. Within each platform, our Dynamic Actionable Recognition Technology (DART) engine employs multiple deep packet inspection (DPI) and analytical methods to identify network traffic by subscriber, application, device and network topology. Our technology is able to identify more OTT applications than any other solution on the market with frequent and custom updates to our extensive signature library. These granular elements may be mapped directly into dynamic traffic management, charging and service enablement policies.

High-Performance Platforms

•
Allot Service Gateway 9500 provides visibility, control and security of  application and user traffic in cloud data centers and ISP networks. Theplatformprovidesa unified framework and single point of integration for traffic visibility and policyenforcement, charging, aswell as pre-integrated services, including, web and cyber security,and web optimization, cyber threatprotection, data sourcing, and network analytics.

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

•
Allot Smart Engage Onboarding: allows operators to engage customers at first time broadband usage, and also increase on going engagement, including, increasing introduction of services and number of opt-ins for add-on services.

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

•
Allot MediaSwift E: Comprehensive caching and content delivery system for OTT video, P2P and other applications. Relieves network congestion caused by videos and improves quality of experience for users. At the beginning of  2016, we announced to our customers, that Allot Media Swift E is being withdrawn from sale and support, in accordance with a scheduled timetable. We may partner with specialist vendors, to provide local caching solutions, compatible with the requirements of each customer's network.

•
Allot VideoClass: Optimizes OTT video content and delivery to ensure efficient utilization of mobile radio access network (RAN) resources and consistently high quality video to enhance viewer experience.  At the beginning of  2016, we announced to our customers, that Allot VideoClass is being withdrawn from sale and support, in accordance with a scheduled timetable, in light of the rise in encrypted video and the reduction in bandwidth cost.

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
•
Allot WebSafe Business : enables managed security service providers to protect the digital assets of business customers, whose applications are migrating to the cloud and whose employees are increasingly mobile. Allot WebSafe Business provides flexible, multi-tenant Security as a Service to small and medium business (SMB) customers, including, web (URL) filtering, anti-malware, application control and mail security.

•	Allot ServiceProtector: Attack detection and mitigation services that protect commercial networks against Denial of Service (DoS/DDoS) attacks, Zero Day attacks, worms, zombie and spambot behavior.

•	Allot Content Protector: provides a carrier-class URL filtering service that blocks access to blacklisted and illegal content, enabling network operators to comply with regulatory requirements.

•
Allot SpamOut Protector: prevents malicious spambots from compromising operators' network service, and includes anti-spam filter which detects and blocks outbound spam and protects network and IP domain against being blacklisted as a spammer or a phishing security risk.

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

Customers

We have a global, diversified customer base consisting primarily of mobile and fixed service providers, cable operators, private networks, data centers, governments and enterprises. We derive a significant and growing portion of our revenue from direct sales to large mobile and fixed-line service providers. We generate the remainder of our revenue through a select and well-developed network of channel partners, generally consisting of distributors, resellers, original equipment manufacturers (“OEMs”) and system integrators. In 2015, we derived 39% of our revenues from Europe, 8% from the United States, 29% from Asia and Oceania, 10% from the Middle East and Africa and 14% from the Americas (excluding the United States). For a breakdown of total revenues by geographic location, see “ITEM 5.A – Operating Results – Results of Operations – Revenues.”

Channel Partners

We market and sell our products to end-customers both by direct sales and through channel partners, which include distributors, resellers, OEMs and system integrators. A significant portion of our sales occur through our channel partners. In 2015, approximately 49% of our revenues were derived from channel partners. Our channel partners responsible for installing and providing initial customer support for our products. Our channel partners are located around the world and address most major markets. Our channel partners target a range of end-users, including carriers, alternative carriers, cable operators, private networks, data centers and enterprises in a wide range of industries, including government, financial institutions and education. Our agreements with channel partners that are distributors or resellers are generally non-exclusive, for an initial term of one year and automatically renew for successive one-year terms unless terminated. After the first year, such agreements may typically be terminated by either party upon ninety days prior notice.

We offer support to our channel partners. This support includes the generation of leads through marketing events, seminars and web-based leads and incentive programs as well as technical and sales training.

Sales and Marketing

Our product sales cycle varies based on the intended use by the end-customer. The sales cycle for initial network deployment may generally last between twelve and eighteen months for large and medium service providers, six to twelve months for small service providers, and one to six months for enterprises. Follow-on orders and additional deployment of our products usually require shorter cycles. Large and medium service providers generally take longer to plan the integration of our solutions into their existing networks and to set goals for the implementation of the technology.

We focus our marketing efforts on product positioning, increasing brand awareness, communicating product advantages and generating qualified leads for our sales organization. We rely on a variety of marketing communications channels, including our website, trade shows, industry research and professional publications, the press and special events to gain wider market exposure.

We have organized our worldwide sales efforts into the following territories: North America, South America, Europe, the Middle East and Africa; and Asia and Oceania. We have regional offices in the United States, Israel, France, United Kingdom, Spain, Colombia, Singapore, Japan, New Zealand and China, and a regional presence in Germany, Italy, Mexico, Brazil, India, Hong Kong, South Korea, South Africa and Australia.

As of December 31, 2015, our sales and marketing staff, including product management and business development functions, consisted of 134 employees.

Service and Technical Support

We believe our technical support and professional services capabilities are a key element of our sales strategy. Our technical staff provides support and professional services, as well as assists in presale activities and advises channel partners on the integration of our solutions into end-customer networks. Our basic warranty to end-customers (directly or through our partners) is three months for software and twelve months for hardware. Generally, end-customers are also offered a choice of one year or three-year customer support programs when they purchase our products. These customer support programs can be renewed at the end of their terms. Our end-customer support plans generally offer the following features:

•	unlimited 24/7 access to our support organization, via phone, email and online support system;

•	expedited replacement units in the event of a warranty claim;

•	software updates and upgrades offering new features and addressing new and changing network applications; and

•	periodic updates of solution documentation and technical information.

Our support plans are designed to maximize network up-time and minimize operating costs. Our customers, including partners and their end-customers, are entitled to take advantage of our around-the-clock technical support which we provide through our four help desks, primarily located in France, Israel, Singapore and the United States. We also offer our customers, 24-hour access to an external web-based technical knowledge base, which provides technical support information and, in the case of our channel partners, enables them to support their customers independently and obtain follow up and support from us.

Many of our strategic customers purchase special support contracts, which include  specifics service levels (for example, with respect to response time, restoration time, resolution time, on-site support, spare parts management, and resident engineers).

We also offer particular professional services, such as, network audit, solution  design, project management, customer project documentation, integration services, interoperability testing and training.

The expenditures associated with the technical support staff are allocated in our statements of comprehensive loss between sale and marketing expenses and cost of goods sold, based on the roles of and tasks performed by personnel.

As of December 31, 2015, our technical staff consisted of 101 employees.

Research and Development

Our research and development activities take place primarily in Israel. We also have research and development activities in Spain and Mexico. As of December 31, 2015, 165 of our employees in Israel, 40 of our employees in Spain and 4 of our employees in Mexico, were engaged primarily in research and development. We devote a significant amount of our resources towards research and development in order to introduce new products and continuously enhance existing products and to support our growth strategy. We have assembled a core team of experienced engineers, many of whom are leaders in their particular field or discipline and have technical degrees from top universities and have experience working for leading Israeli or international networking companies. These engineers are involved in advancing our core technologies, as well as in applying these core technologies to our product development activities. In previous years, our research and development efforts have benefited from royalty-bearing grants from the Office of the Chief Scientist. As of December 31 2015, there are no outstanding royalties due from us to the Office of the Chief Scientist. In 2015, we benefited from additional grants from the Office of Chief Scientist, however, these grants do not bear royalties. Under the terms of these grants we are required to perform our manufacturing activities within the state of Israel, as a condition to maintaining these benefits. The State of Israel does not own any proprietary rights in technology developed with the Office of the Chief Scientist funding and there is no restriction related to the Office of the Chief Scientist on the export of products manufactured using technology developed with the Office of the Chief Scientist funding (other limitations on export apply under applicable law). For a description of restrictions on the transfer of the technology and with respect to manufacturing rights, please see “ITEM 3: Key Information—Risk Factors—The government grants we have received for research and development expenditures require us to satisfy specified conditions and restrict our ability to manufacture products and transfer technologies outside of Israel. If we fail to comply with these conditions or such restrictions, we may be required to refund grants previously received together with interest and penalties and may be subject to criminal charges.”

Manufacturing

We subcontract the manufacture and repair of the hardware components of our Service Gateway platforms and our NetEnforcer traffic management systems to Flex (Israel) Ltd., a subsidiary of Flex, a global electronics manufacturing services company, which manufactures these components in accordance with our design. This strategy enables us to reduce our fixed costs, focus on our core research and development competencies and provide flexibility in meeting market demand. Flex (Israel) is contractually obligated to provide us with manufacturing services based on agreed specifications, including manufacturing, assembling, testing, packaging and procuring the raw materials for our devices. We are not required to provide any minimum orders. Our agreement with Flex (Israel) is automatically renewed annually for additional one-year terms. Flex (Israel) may terminate our agreement with them at any time during the term upon prior notice. We retain the right to procure independently any of the components used in our products. Flex (Israel) has a U.S. affiliate to which it can, with the prior consent of the Office of the Chief Scientist, transfer manufacturing of our products if necessary, in which event we may be required to pay increased royalties to the Office of the Chief Scientist. We expect that it would take approximately six months to transition manufacturing of our products to an alternate manufacturer.

We design and develop internally a number of the key components for our products, including printed circuit boards.  Some of the hardware components of our products are obtained from single or limited sources. Since our products have been designed to incorporate these specific components, any change in these components due to an interruption in supply or our inability to obtain such components on a timely basis may require engineering changes to our products before we could incorporate substitute components. In particular, we purchase the central processing unit for our Service Gateway platforms and for our NetEnforcer products from NetLogic Microsystems, Inc. (now part of Broadcom Corporation, recently acquired by Avago). We also purchase off the shelf hardware components from single or limited sources for our Video Optimization, security and Traffic Management products. We carry approximately three to six months of inventory of key components. We also work closely with our suppliers to monitor the end-of-life of the product cycle for integral components, and believe that in the event that they announce end of life, we will be able to increase our inventory to allow enough time for replacing such components. The agreements with our suppliers do not contain any minimum purchase or supply commitments. Product testing and quality assurance is performed by our contract manufacturer using tests and automated testing equipment and according to controlled test documentation we specify. We also use inspection testing and statistical process controls to assure the quality and reliability of our products.

Competition

We compete against large companies in a rapidly evolving and highly competitive sector of the networking technology market, which offer, or may offer in the future, competing technologies, including partial or alternative solutions to operators' challenges, and which, similarly to us, intensely pursue the largest service providers (referred to as Tier 1 operators).  Our DPI technology enabled offerings face significant competition from router and switch infrastructure companies. that integrate functionalities into their platforms addressing some of the same types of issues that our products are designed to address.

Our security products, which are offered to operators and are deployed in their networks for the purpose of enabling them to provide security services to their end customers, are subject to competition from companies which offer security products, based on different technology and marketing and sales approaches. Generally, we compete on the basis of product performance, ease of use and installation, customer support and price.

Our security product offerings face significant competition from companies that directly approach end customers and offer them security applications to be installed on their devices; companies that approach the business enterprise sector through distribution channels and offer cloud security products; and  companies that offer security products bundled with other products.  By offering our security products to operators that provide security services to both business enterprises and individual end customers, we aim to expand the reach of our products.

See “ITEM 3: Key Information—Risk Factors— Our revenues and business may be adversely affected if we do not effectively compete in the markets in which we operate.”

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

We customarily require our employees, customers, distributors, resellers, software testers, technology partners and contractors to execute confidentiality agreements or agree to confidentiality undertakings when their relationship with us begins. Typically, our employment contracts also include the following clauses: assignment of intellectual property rights for all inventions developed by employees, non-disclosure of all confidential information, and non-compete clauses, which generally restrict the employee for six months following termination of employment. The enforceability of non-compete clauses in certain jurisdictions in which we operate may be limited. See “ITEM 3: Key Information—Risk Factors— If we are unable to successfully protect the intellectual property embodied in our technology, our business could be harmed significantly.” Because our product designs and software are stored electronically and thus are highly portable, we attempt to reduce the portability of our designs and software by physically protecting our servers through the use of closed networks, which prevent external access to our servers.

The communications equipment industry is characterized by constant product changes resulting from new technological developments, performance improvements and lower hardware costs. We believe that our future growth depends to a large extent on our ability to be an innovator in the development and application of hardware and software technology. As we develop the next generation products, we intend to pursue patent protection for our core technologies in the telecommunications segment. We plan to seek patent protection in our largest markets and our competitors’ markets, for example in the United States and Europe. As we continue to move into new markets, such as Japan, Korea and China, and Latin America countries we will evaluate how best to protect our technologies in those markets. We intend to vigorously prosecute and defend the rights of our intellectual property.

As of December 31, 2015, we had twelve U.S. patents and four pending patent applications in the United States. We expect to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

We have obtained a U.S. trademark registration for one of our key marks that we use to identify our products or services: “NetEnforcer.”

Government Regulation

See “ITEM 5: Overview—Government Grants” for a description of grants received from the Office of the Chief Scientist of the Ministry of Economy.

C.	Organizational Structure

As of December 31, 2015, we held directly and indirectly the percentage indicated of the outstanding capital stock of the following subsidiaries:

Company	Jurisdiction of Incorporation	Percentage Ownership
Allot Communications Inc.	United States	100%
Allot Communications Europe SARL	France	100%
Allot Communications (Asia Pacific) Pte. Limited	Singapore	100%
Allot Communications (UK) Limited (with branches in Spain, Italy and Germany)	United Kingdom	100%
Allot Communications Japan K.K.	Japan	100%
Allot Communications (New Zealand) Limited (with a branch in Australia)	New Zealand	100%
Oversi Networks Ltd. (in merger process)	Israel	100%
Allot Communications (Hong Kong) Ltd	Hong Kong	100%
Allot Communications Africa (PTY) Ltd	South Africa	100%
Allot Communications India Private Ltd	India	100%
Allot Communications Spain, S.L. Sociedad Unipersonal	Spain	100%
Allot Communications (Colombia) S.A.S	Colombia	100%
Allot MexSub	Mexico	100%

D.	Property, Plant and Equipment

Our principal administrative and research and development activities are located in approximately 65,713 square foot (6,105 square meter) facilities in Hod-Hasharon, Israel. The leases for our facilities vary in dates and terms, with the main facility’s non stabilized lease commencing in July 2006 and expiring in June 2018.

We also lease a 5,862 square foot (545 square meter) facility in Woburn, Massachusetts, for the purposes of our U.S. sales and marketing operations pursuant to a lease that expires in August 2019. We lease a total of 7,642 square foot (710 square meter) in two facilities in Spain, mainly for our sales and research and development operations in Spain, pursuant to lease agreements that expire on February 2017. We lease other smaller facilities for the purpose of our sales and marketing and support activities in France, the United Kingdom, Italy, Germany, Singapore,  China, Japan, South Africa, Colombia and New Zealand.

ITEM 4A: Unresolved Staff Comments

Not applicable.

ITEM 5: Operating and Financial Review and Prospects

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2015 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with US GAAP.  This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “ITEM 3.D: Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

A.	Operating Results

Overview

We are a leading global provider of security and monetization solutions that enable mobile, fixed and enterprise service providers to protect and personalize the digital experience. Allot’s flexible and highly scalable service delivery framework leverages the intelligence in data networks, enabling service providers to get closer to their customers, safeguard network assets and users, and accelerate time-to-revenue for value-added services. Our customers use our solutions to create sophisticated policies to monitor network applications, enforce quality of service policies that guarantee mission-critical application performance, mitigate security risks and leverage network infrastructure investments. Demand from users for faster and more reliable access to the Internet, an increase in the number and complexity of broadband applications, and growth in mobile data-enhanced smartphones have resulted in the rapid proliferation of broadband access networks in recent years. Our carrier-class products are used by service providers to offer subscriber-based and application-based tiered services that enable them to optimize their service offerings, reduce churn rates and increase ARPU.

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

In 2015, the primary drivers of our revenues were the mobile and fixed markets, which were highlighted by our ongoing relationship with global Tier 1 mobile and fixed operators groups.

In 2012, we acquired the business of Ortiva Wireless Inc. (“Ortiva”), a developer of solutions for mobile and Internet networks and Oversi Networks Ltd. (“Oversi”), a developer of products and systems for caching Internet content.

In March 2015, we acquired the business and substantially all of the assets of Optenet, S.A., a developer of security solutions for internet service providers and enterprises. Under the terms of the agreement, the consideration includes approximately $9.9 million (€8.9 million) in cash. In addition, there is a performance-based earn-out over a period of five years following closing, which is capped at approximately $27.5 million (€25 million) and is contingent upon reaching certain revenues threshold from sale of Optenet products. The fair value of the contingent consideration as of the acquisition date was estimated at $8.1 million (€7.3 million). See Note 1(b) to our consolidated financial statements for further information.

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

We recognize revenues from product sales when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with respect to implementation remain, the fee is fixed or determinable and collection is probable. We typically grant a one-year hardware and three-month software warranty on all of our products, or one-year hardware and software warranty to customers that purchase annual maintenance and support.  Typically our support contracts with our customers, provide hot line support, warranty,software updates and upgrades, if and when available.  We record a provision for warranty at the time the product’s revenue is recognized. We estimate the liability of possible warranty claims based on our historical experience. Warranty claims have to date been immaterial to our results of operations. Maintenance and support revenues are recognized on a straight-line basis over the term of the applicable maintenance and support agreement. See “—Critical Accounting Policies and Estimates—Revenue Recognition” below.

Customer concentration. In 2013, we derived 45% of our total revenues from three Tier 1 mobile and fixed operators. In 2014, we derived 44% of our total revenues and in 2015, we derived 37% of our total revenues from two Tier 1 mobile and fixed operators.

Geographical breakdown.  See “ITEM 4B: Information on Allot – Business Overview  -- Customers” for the geographic breakdown of our revenues by percentage for the years ended December 31, 2013, 2014 and 2015.

Cost of revenues and gross margins

Our products’ cost of revenues consists primarily of costs of materials, manufacturing services and overhead, warehousing and product testing. Our services’ cost of revenues consists primarily of salaries and related personnel costs for our customer support staff as well as the royalty payments mentioned above. We expect cost of revenues to increase as a result of an increase in our product and service revenues which will require additional personnel hiring and other operational expenditures related to such sales. Such increases may be partially offset by increased sales of our value added products and services, as their related cost of revenues is generally lower. In 2013, our gross margin increased as a result of the elimination of royalty payments to the Office of the Chief Scientist with respect to grants received through 2012. In 2014 our gross margin has decreased, primarily due to inventory write-offs of $3.4 million due to product cycle replacement. Specifically in 2014 we launched the service gateway TERA and reduced the level of inventories related to the old product lines. In 2015 our gross margin has decreased, primarily due to intangible assets impairment of $5.8 million derived from Oversi’s and Ortiva’s technologies acquired in 2012 due to our decision to reach end of life on the respective product lines.

Operating expenses

Research and development. Our research and development expenses consist primarily of salaries and related personnel costs, costs for subcontractor services, depreciation, rent and costs of materials consumed in connection with the design and development of our products. We expense all of our research and development costs as they are incurred. Our net research and development expenses are comprised of gross research and development expenses offset by financing through grants from the Office of the Chief Scientist. Such participation grants are recognized at the time at which we are entitled to such grants on the basis of the costs incurred and included as a deduction of research and development expenses (see - “Government Grants” below). We believe that significant investment in research and development, including hiring high quality research and development personnel, is essential to our future success.

Sales and marketing. Our sales and marketing expenses consist primarily of salaries and related personnel costs, travel expenses, costs associated with promotional activities such as public relations, conventions and exhibitions, rental expenses, depreciation and commissions paid to third parties, promote our brand, establish new marketing channels and expand our presence worldwide.

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

While we do not expect our operating expenses to increase in 2016, they may increase in future periods.

Financial income, net

Financial income, net consists primarily of interest earned on our cash balances and other financial investments, foreign currency exchange gains or losses, gains or losses resulting from the sale of marketable securities and bank fees.

In both 2013 and 2014, we had $0.7 million financial income, net. In 2015, we had $0.6 million financial expenses, net. The change in 2015 was primarily attributed to foreign currency exchange losses.

In addition, financial income, net, may fluctuate due to foreign currency exchange gains or losses, as well as interest rate changes. See “—Factors Affecting Our Performance.”

Approved Enterprise

Our facilities in Hod-Hasharon, Israel have been granted Approved Enterprise status under the Encouragement of Capital Investments Law, 1959, and enjoy certain tax benefits under this program. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2015, our net operating loss carry forwards for Israeli tax purposes totaled approximately $39.9 million, which includes losses related to our acquisition of Oversi. As a result of our acquisition of Oversi, we may offset operating losses in Israel against taxable income annually with a limitation of up to 14% of the total accumulated loss but no more than 50% of our taxable income. Income derived from other sources, other than through our “Approved Enterprise” status, during the benefit period will be subject to the regular corporate tax rate.

Government Grants

Our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist under our approved plans in accordance with the Research and Development Law.  In 2013, 2014 and 2015 we received grants from the Chief Scientist through non-royalty bearing programs.

Factors Affecting Our Performance

Our business, financial position and results of operations, as well as the period-to-period comparability of our financial results, are significantly affected by a number of factors, some of which are beyond our control, including:

Customer concentration. We derived 37% of our total revenues in 2015 from two global Tier 1 mobile and fixed operator groups. While we have some visibility into the likely scope of the customers’ projects, our relationships are conducted solely on a purchase order basis and we do not have any commitment for future purchase orders from these customers. The loss of any of such significant customers could harm our results of operations and financial condition.

Size of end-customers and sales cycles. We have a global, diversified end-customer base consisting primarily of service providers and enterprises. The deployment of our products by small and midsize enterprises and service providers can be completed relatively quickly. Large service providers take longer to plan the integration of our solutions into their existing networks and to set goals for the implementation of the technology. Sales to large service providers are therefore more complicated as they involve a relatively larger number of network elements and solutions. We are seeking to achieve further significant customer wins in the large service provider market that would positively impact our future performance. The longer sales cycles associated with the increased sales to large service providers of our platforms may increase the unpredictability of the timing of our sales and may cause our quarterly and annual operating results to fluctuate if a significant customer delays its purchasing decision and/or defers an order. Furthermore, longer sales cycles may result in delays from the time we increase our operating expenses and make investments in inventory to the time that we generate revenue from related product sales.

Average selling prices. Our performance is affected by the selling prices of our products. We price our products based on several factors, including manufacturing costs, the stage of the product’s life cycle, competition, technical complexity of the product, and discounts given to channel partners in certain territories. We typically are able to charge the highest price for a product when it is first introduced to the market. We expect that the average selling prices for our products will decrease over the product’s life cycle as our competitors introduce new products. In order to maintain or increase our current prices, we expect that we will need to enhance the functionality of our existing products by offering higher system speeds, additional value-added products and features, such as additional security functions, supporting additional applications and providing enhanced reporting tools. We also from time to time introduce enhanced products, typically higher-end models that include new architecture and design and new capabilities. Such enhanced products typically increase our average selling price. To further offset such declines, we sell maintenance and support programs for our products, and as our customer base and number of field installations grow, our related service revenues are expected to increase.

Cost of revenues and cost reductions.  Our cost of revenues as a percentage of total revenues was 27.8% for 2013, 29.7% for 2014 and 33.4% for 2015. Our products use off-the-shelf components and typically the prices of such components decline over time. However, the introduction and sale of new or enhanced products and services may result in an increase in our cost of revenues. We make a continuous effort to identify cheaper components of comparable performance and quality. We also seek improvements in engineering and manufacturing efficiency that will reduce costs. Our products incorporate features that are purchased from third parties. In addition, new products usually have higher costs during the initial introduction period. We generally expect such costs to decline as the product matures and sales volume increases. The introduction of new products may also involve a significant decrease in demand for older products. Such a decrease may result in a devaluation or write-off of such older products and their respective components. In 2014, we recorded a write-off of $3.4 million of inventory to our cost of revenues, due to product cycle replacement. Specifically in 2014 we launched the service gateway TERA that supersedes the service gateway Sigma and Sigma E and as a result of the faster than anticipated adoption, we reduced the level of inventories related to the old product lines. The growth of our customer base is usually coupled with increased service revenues primarily resulting from increased maintenance and support. In addition, the growth of our installed base with large service providers may result in increased demand for professional services, such as training and installation services. An increase in demand for such services may require us to hire additional personnel and incur other expenditures. However, these additional expenses, handled efficiently, may be utilized to further support the growth of our customer base and increase service revenues. The increase of our cost of revenues in 2015 was primarily due to intangibles assets impairment of $5.8 million derived from Oversi’s and Ortiva’s technologies acquired in 2012 due to our decision to phase out the respective product lines.

Currency exposure. A majority of our revenues and a substantial portion of our expenses are denominated in the U.S. dollar However, a significant portion of our revenues is incurred in currencies other than U.S. dollar, mostly in Euro. In addition, a significant portion of our expenses, associated with our global operations, including personnel and facilities-related expenses, are incurred in currencies other than the U.S. dollar, this is the case primarily in Israel and to a lesser extent in other countries in Europe and Asia. Consequently, a decrease in the value of the U.S. dollar relative to local currencies will increase the dollar cost of our operations in these countries. A relative decrease in the value of the U.S. dollar would be partially offset to the extent that we generate revenues in such currencies. In order to partially mitigate this exposure we have decided in the past and may decide from time to time in the future to enter into hedging transactions. We may discontinue hedging activities at any time. As such decisions involve substantial judgment and assessments primarily regarding future trends in foreign exchange markets, which are very volatile, as well as our future level and timing of cash flows of these currencies, we cannot provide any assurance that such hedging transactions will not affect our results of operations when they are realized. See Note 5 to our consolidated financial statements included elsewhere in this annual report for further information.

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

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, or U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty and actual results may differ. Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this annual report. Certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in our industry, information provided by our customers and information available from other outside sources, as appropriate. With respect to our policies on revenue recognition and warranty costs, our historical experience is based principally on our operations since we commenced selling our products in 1998. Our estimates are primarily guided by observing the following critical accounting policies:

•	Revenue recognition;

•	Provision for returns;

•	Business combinations

•	Allowance for doubtful accounts;

•	Accounting for stock-based compensation;

•	Inventories;

•	Marketable securities;

•	Impairment of goodwill and long lived assets;

•	Income taxes; and

•	Contingencies.

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

For the products, we determined the “BESP” based on management’s estimated selling price (“ESP”) by reviewing historical transactions and considering multiple other factors, including but not limited to, pricing practices including discounting, and competition.

For the maintenance and support, the Company determined BESP  based on VSOE of the price charged based on standalone sales (renewals) of such elements using a consistent percentage of the Company's product price lists in the same territories.

Provision for returns. We provide a provision for product returns and stock rotation based on its experience with historical sales returns, stock rotations and other known factors. Such provisions amounted to $0.7, $1.1 million and $0.9 million as of December 31, 2015, 2014 and 2013, respectively.

Business combinations. We account for our business acquisitions in accordance with Accounting Standards Codification (ASC) No. 805, Business Combinations. We use management best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the business combination date. The total purchase price allocated to the tangible assets acquired is assigned based on the fair values as of the date of the acquisition.

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

In connection with the grant of options and RSUs, we recorded total stock-based compensation expenses of $7.7 million in 2013, $8.1 million  in 2014 and $7.2 million in 2015. In 2015, $0.3 million, $1.7 million, $2.8 million and $2.4 million of our stock-based compensation expense resulted from cost of revenue, research and development expenses, net, sales and marketing expenses and general and administrative expenses, respectively, based on the department in which the recipient of the option grant was employed. As of December 31, 2015, we had an aggregate of $8.7 million of unrecognized stock-based compensation remaining to be recognized over a weighted average vesting period of 2.13 years.

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventory and discontinued products. Inventory write-off provision as of December 31, 2015, 2014 and 2013 totaled $1.7 million, $4.5 million and $1.8 million, respectively.

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

As of December 31, 2015, we held available for sale marketable securities of $64.9 million. As of December 31, 2015, the unrealized loss recorded in other comprehensive income was $0.4 million.

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

We believe that our business activity and management structure meet the criterion of being a single reporting unit for accounting purposes. We performed an annual impairment analysis as of December 31, 2015 and determined that the carrying value of the reporting unit was less than the fair value of the reporting unit. Fair value is determined using market capitalization. During the years ended 2013, 2014 and 2015, no impairment losses were recorded.

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

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC No. 360, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2015, we recorded impairment losses of $5.8 million in respect of intangible assets. During 2014 and 2013, no such impairment losses were recorded.

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

In Israel, we have accumulated operating loss carry forwards of approximately $39.9 million and capital losses of approximately $27.3 million for tax purposes as of December 31,2015, which may be carried forward and offset against taxable capital gains in the future for an indefinite period. In the United States, the accumulated losses for U.S. federal income tax return purposes were approximately $4.1 million as of December 31,2015, which expire between 2024 and 2033. In France, we had approximately $4.0 million in net operating loss carry forwards as of December 31, 2015, which may be carried forward and offset against taxable capital gains in the future for an indefinite period. We believe that because of our history of losses, and uncertainty with respect to future taxable income, it is more likely than not that some of the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future, and therefore, a valuation allowance was provided to reduce deferred tax assets to their realizable value. The valuation allowance for the year ended December 31, 2015 was $15.1 million.

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

Results of Operations

The following table sets forth our statements of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
Revenues:
Products	68.7%	65.9%	62.7%
Services	31.3	34.1	37.3
Total revenues	100.0	100.0	100.0
Cost of revenues:
Products	21.3	23.4	26.7
Services	6.5	6.3	6.7
Total cost of revenues	27.8	29.7	33.4
Gross profit	72.2	70.3	66.6
Operating expenses:
Research and development, net	28.0	24.8	26.4
Sales and marketing	41.2	38.1	43.3
General and administrative	10.3	10.2	12.7
Total operating expenses	79.5	73.1	82.4
Operating loss	7.3	2.7	15.8
Financing income (expenses), net	0.8	0.6	(0.6)
Loss before income tax expense (benefit)	6.6	2.1	16.4
Income tax (expense) benefit	(0.1)	0.0	(3.4)
Net loss	6.7%	2.1%	19.8%

Revenues

The following table sets forth a breakdown of our revenues by geographic locations for the periods indicated:

	Revenues by Location
	2015	% Revenues	2014	% Revenues	2013	% Revenues
	(In thousands)
Revenues:
Europe	$39,110	39%	$41,238	35%	$35,143	36%
Asia and Oceania	28,495	29%	41,990	36%	29,909	31%
Middle East and Africa	9,809	10%	15,352	13%	4,820	5%
United States	8,206	8%	15,307	13%	21,350	22%
Americas (excluding United States)	14,347	14%	3,299	3%	5,323	6%
Total Revenues	$99,967	100%	$117,186	100%	$96,545	100%

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenues

Products.  Product revenues decreased by $14.6 million, or 18.9%, to $62.6 million in 2015 from $77.2 million in 2014.  The decrease in revenues in 2015 was attributable to longer conversion cycles of bookings into revenues, mainly with  respect to bookings from new customers, the sharp decrease in Euro and other currencies against the U.S. dollar, and a decrease in the number of transactions with large Tier-1 operators up-scaling their equipment, compared to  previous year.

Services.  Service revenues decreased by $2.6 million, or 6.6%, to $37.3 million in 2015 from $39.9 million in 2014. The decrease in services revenues is primarily attributable to decrease in product revenue.

Product revenues comprised 62.7% of our total revenues in 2015, a decrease of 3.2% compared to 2014 while the services revenues portion of total revenues increased by the same percentage.

Cost of revenues and gross margin

Products. Cost of product revenues decreased by $0.7 million, or 2.5%, to $26.7 million in 2015 from $27.4 million in 2014. Product gross margin, decreased to 57.4% in 2015 from 64.5% in 2014. The decrease of our cost of product revenues in 2015 was in correlation with the decrease in product revenues, which was compensated by an intangible assets impairment of $5.8 million derived from Oversi’s and Ortiva’s technologies acquired in 2012 due to our decision to reach end of life on the respective product lines.

Services. Cost of services revenues decreased by $0.6 million, or 8.6%, to $6.7 million in 2015 from $7.3 million in 2014. This decrease is consistent with the decrease in services revenues.

Total gross margin, decreased to 66.6% in 2015 from 70.4% in 2014.

Operating expenses

Research and development. Gross research and development expenses decreased by $2.3 million, or 7.7%, to $27.7 million in 2015 from $30.0 million in 2014. This decrease is primarily attributable to a decrease in salaries and related expenses of approximately $1.7 million and a decrease in other overhead expenses of approximately $0.5 million.

Research and development expenses, as a percentage of total revenues increased to 26.4% in 2015 from 24.8% in 2014.

Sales and marketing. Sales and marketing expenses decreased by $1.3 million, or 2.9%, to $43.3 million in 2015 from $44.6 million in 2014. This decrease is primarily attributable to decrease in commission expenses of approximately $1.0 million, and decrease in salary expenses of approximately $0.3 million.

Sales and marketing expenses, as a percentage of total revenues increased to 43.3% in 2015 from 38.1% in 2014.

General and administrative. General and administrative expenses increased by $0.8 million, or 6.4%, to $12.7 million in 2015 from $11.9 million in 2014. This increase is primarily attributable to increase in bad debt expense of approximately $0.7 million.

General and administrative expenses as a percentage of revenues increased to 12.7% in 2015 from 10.2% in 2014.

Financial income, net. In 2015 we had $0.6 million financial expenses, net, in 2014, we had $0.7 million financial income, net. The change in 2015 was primarily attributed to foreign currency exchange losses.

Income tax expense. Income tax expense in 2015 was $3.4 million, compared to income tax expense of $0.05 million in 2014. This decrease is due to realization of deferred tax assets of $0.7 million and write-off of $2 million of deferred and pre-paid tax assets, as well as $0.5 million write-off of unutilized withholding taxes as it is more likely than not that these assets will not be utilized in the foreseeable future.

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

General and administrative. General and administrative expenses increased by $2.0 million, or 20.0%, to $11.9 million in 2014 from $10.0 million in 2013. Salaries and related expenses costs increased by approximately $0.7 million, other overhead expenses increased by $0.2 million, and a one-time earn out payment of approximately $1.1 million which is related to the Oversi acquisition.

General and administrative expenses as a percentage of revenues decreased to 10.2% in 2014 from 10.3% 2013.

Financial income, net. In 2014 and 2013, we had $0.7 million financial income, net.

Income tax expense. Income tax expense in 2014 was $0.05 million, compared to income tax expense of $0.1 million in 2013.

B.	Liquidity and Capital Resources

As of December 31, 2015, we had $15.5 million in cash and cash equivalents, $64.9 million available for sale marketable securities, $0.2 million restricted deposit and $42.7 million short-term deposits. As of December 31, 2015, our working capital, which we calculate by subtracting our current liabilities from our current assets, was $126.8 million.

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

Operating activities.

During 2015, we provided $4.2 million in cash and cash equivalents from operating activities. Net cash used in operating activities consisted mainly of a net loss of $19.8 million, depreciation, amortization and impairment of intangible assets of $11.5 million, $7.2 million of stock-based compensation expense, an increase of $0.06 million in inventory, an increase of $0.9 million in employees and payroll accruals, a decrease of $0.8 million in trade receivables, an increase of $2.0 million in deferred revenues attributed to sales which revenue recognition criteria were met while cash was collected in the previous years, an increase of $2.2 million in trade payables, an increase of $1.4 million in long-term deferred taxes, net, an increase of $2.6 million in other receivables and prepaid expenses and $2.4 million related to other operating activities.

Net cash we provided in operating activities in 2014 was $15.8 million. Net cash provided in operating activities consisted mainly of a net loss of $2.5 million, depreciation and amortization of intangible assets of $5.2 million, $8.1 million of stock-based compensation expense, a decrease of $3.7 million in inventory, an increase of $1.1 million in employees and payroll accruals, an increase of $6.9 million in trade receivables, an increase of $1.9 million in deferred revenues attributed to sales which revenue recognition criteria were met while cash was collected in the previous year, an increase of $3.1 million in trade payables and $2.1 million related to other operating activities.

During 2013, we used $19.2 million in cash and cash equivalents from operating activities. Net cash used in operating activities consisted mainly of a net loss of $6.5 million, a decrease of $15.9 million in liability related to settlement of the Office of Chief Scientist grants, depreciation and amortization of intangible assets of $6.3 million, $7.7 million of stock-based compensation expense, an increase of $3.8 million in inventory, a decrease of $2.1 million in employees and payroll accruals, a decrease of $3.3 million in trade receivables, a decrease of $2.8 million in deferred revenues attributed to sales which revenue recognition criteria were met while cash was collected in the previous years, a decrease of $1.6 million in trade payables and $4 million related to other operating activities.

Investing activities.

Net cash used by investing activities in 2015 was $7.9 million, primarily attributable to investments in short-term bank deposits of $21.7 million, redemptions of short-term bank deposits of $38.0 million, acquisitions of $9.9 million, an investment in available-for sale marketable securities of $34.1 million and the purchase of property and equipment of $2.2 million. The above changes were partially offset by redemption of marketable securities of $22.2 million.

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

We expect that our capital expenditures will total approximately $2.5 million in 2016. We anticipate that these capital expenditures will be primarily related to further investments in lab equipment for research and development.

Financing activities.

Net cash used in financing activities in 2015 was $0.03 million, which was attributable to issuance of share capital through the exercise of stock options and RSUs of $0.13 million and re purchase of our ordinary shares of $0.17 million.

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

C.	Research and Development, Patents and Licenses

In previous years, our research and development efforts have benefited from royalty-bearing grants from the Office of the Chief Scientist. In 2013, 2014 and 2015, we benefited from non-royalty bearing grants from the Office of Chief Scientist.  The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to comply with such restrictions or these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

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

Total research and development expenses, before royalty bearing grants, were approximately $28.1 million, $30.0 million and $27.7 million in the years ended December 31, 2013, 2014 and 2015, respectively. Non royalty -bearing  grants amounted to $1.1 million, $1.0 million and $1.3 million in 2013, 2014 and 2015, respectively.

As of December 31, 2015, we had twelve U.S. patents and four pending patent applications in the United States. We expect  to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

D.	Trend Information

See “ITEM 5: Operating and Financial Review and Prospects” above.

E.	Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Contractual Obligations

The following table of our material contractual and other obligations known to us as of December 31, 2015, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1–3 years	Over 3 years
	(in thousands of U.S. dollars)
Operating leases —offices(1)	$5,372	$2,447	$2,925	-
Operating leases —vehicles	260	243	17	-
Uncertain tax position (ASC-740)	293	-	-	293
Accrued severance pay(2)	418	-	-	418
Total	$6,343	$2,690	$2,942	$711
_____________________
(1)	Consists primarily of an operating lease for our facilities in Hod Hasharon, Israel, as well as operating leases for facilities leased by our subsidiaries.
(2)
Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation if the employee voluntarily resigns. Of this amount, $136 thousands is unfunded.

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the names, ages and positions of our directors and executive officers as of March 1, 2016:

Name	Age	Position
Directors
Shraga Katz	64	Chairman of the Board
Rami Hadar	53	Director
Itzhak Danziger (5)	67	Director
Nurit Benjamini(1)(2)(3) (4)(5)	49	Director
Steven D. Levy(1)(2) (4)(5)	60	Director
Miron (Ronnie) Kenneth (1)(2) (5)	60	Director
Yigal Jacoby(5)	55	Director
Executive Officers
Andrei Elefant	42	Chief Executive Officer and President
Shmuel Arvatz	54	Chief Financial Officer
Amir Hochbaum	57	Vice President, Research and Development
Anat Shenig	47	Vice President, Human Resources
Itai Weissman	41	Vice President, Product Management
Gary Drutin	55	Vice President, Chief Customer Officer
Rael Kolevsohn	46	Vice President, Legal Affairs, General Counsel and Company Secretary
Pini Gvili	51	Vice President, Operations
Ramy Moriah	60	Vice President, Customer Care
Yossi Abraham	44	Vice President, Business Development
Shaked Levy	41	Vice President, Customer Success & Growth
_______________________
(1) Member of our compensation and nomination committee.
(2) Member of our audit committee.
(3) Lead independent director.
(4) Outside director.
(5) Independent director under the rules of NASDAQ.

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

Nurit Benjamini has served as an outside director since 2007 and serves as the lead independent director on our board. Since December 2013, Ms. Benjamini has served as the Chief Financial Officer of TabTale Ltd. a company that develops, designs and manufactures interactive digital content to be displayed on electronic devices and websites. Ms. Benjamini served as the Chief Financial Officer of Wixpress Ltd., an internet company that offers web technology that enables online users to create HTML5 websites regardless of technical skill or previous knowledge, from 2011 to 2013. Previously, from 2007 to 2011, Ms. Benjamini has served as the Chief Financial Officer of CopperGate Communications Ltd., a leading fabless semiconductor company in home entertainment networking, that was acquired by Sigma Designs Inc. (NASDAQ:SIGM) in November 2009. Prior to her position with CopperGate Communications Ltd., Ms. Benjamini served as the Chief Financial Officer of Compugen Ltd. (NASDAQ: CGEN) from 2000 to 2007. Prior to her position with Compugen Ltd., from 1998 to 2000, Ms. Benjamini served as the Chief Financial Officer of Phone-Or Ltd. Between 1993 and 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (formerly NASDAQ: ALDN). Ms. Benjamini serves as an outside director of BiolineRX Ltd. (NASDAQ: BLRX), a member of its compensation committee, and as a chairman of its audit committee. Ms. Benjamini serves as a director and chair-person of the audit committee of Redhill Biopharma (NASDAQ/TASE: RDHL). Ms. Benjamini holds a B.A. in Economics and Business and an M.B.A. in Finance, both from Bar Ilan University, Israel.

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

Shmuel Arvatz has served as Chief Financial Officer since November 2014. Prior to joining Allot, Mr. Arvatz served from 2002 as the CFO of ClickSoftware (NASDAQ: CKSW), a leading provider of automated mobile workforce management and service optimization solutions for enterprises. From 2001 to 2002, Mr. Arvatz was the Chief Financial Officer of Shrem, Fudim, Kelner Technologies Ltd., a leading investment house in Israel. Earlier in his career, Mr. Arvatz served as Executive Vice President and Chief Financial Officer of Tecnomatix Technologies Ltd. (NASDAQ: TCNO), a leading provider of software e-management solutions and Vice President and Chief Financial Officer of ADC Israel Ltd. (formerly Teledata Communications Ltd. NASDAQ TLDC). Mr. Arvatz holds a B.A. in Accounting and Economics from Bar-Ilan University.

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

Itai Weissman joined our company in 2005, and has served as our Vice President – Product Management since 2014. Prior to joining us, between 2002 and 2005, Mr. Weissman was Customers' Projects Team Manager at ECTEL Ltd., a provider of communications network monitoring and analysis solutions (acquired by cVidya in 2009). Between 2001 and 2002 Mr. Weissman was acting head of the computer security solutions section in the I.D.F.  Between 1996 and 2000 Mr. Weissman was Team Leader FPGA and Embedded Design in the I.D.F .  Mr. Weissman holds a BSc degree in Electrical engineering from the Tel Aviv University.

Gary Drutin joined our company in 2012 and serves as our Chief Customer Officer. Mr. Drutin oversees the world-wide sales force and our marketing team. Before that, Mr. Drutin served as our Vice President Global Sales and as our Vice President International. Before joining Allot, Mr. Drutin served as the business development director of the microWave LOB at Broadcom (after the Provigent acquisition) from 2011 to 2012. Prior to the acquisition he was Senior VP worldwide Sales at Provigent from 2010 to 2011. From 2004 to 2010 he was VP Global Sales at AudioCodes Ltd.  From 1997 to 2004, he served as Country Manager and General Manager for Cisco Israel, Cyprus and Malta. From 1990 to 1997, he served in sales management roles at Digital Equipment Corporation Israel. Mr. Drutin holds an M.B.A from Tel-Aviv University in Information Systems and Marketing and a B.Sc. degree in Computer Engineering from the Technion — Israel Institute of Technology.

Rael Kolevsohn joined our company in 2014 and serves as our Vice President – Legal Affairs, General Counsel, and Company Secretary. Prior to joining us, he served as Vice President and General Counsel of Radvision Ltd. from 2007 to 2014. From 1998 to 2007, Mr. Kolevsohn served as General Counsel andVice President of Gilat Satellite Networks Ltd. after joining Gilat as Legal Counsel. From 1994 to 1998, he completed his legal internship and worked as an Associate at the Tel Aviv law firm of Yossifof, Amir Cohen & Co. Mr. Kolevsohn is a member of the Israel Bar Association and holds an LL.B. degree, with honors, from Hebrew University.

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

Ramy Moriah has served as our Vice President — Customer Care since 2005. Prior to joining us, Mr. Moriah was a founding member of Daisy System’s Design Center in Israel, in 1984. From 1991 to 1994, Mr. Moriah held the position of Manager of Software Development at Orbot Instruments, a world leader of Automatic Optical Inspection manufacturer for the VLSI Chip Industry. Mr. Moriah was also the acting General Manager at ACA, 3D CAD/solid modeling software for architecture from 1995 to 1997, and served there as Vice President — Research and Development from 1995 to 1997. Mr. Moriah holds a B.Sc., cum laude, in Computer Engineering from the Technion — Israel Institute of Technology and an M.Sc. in Management and Information Systems from the Tel Aviv University School of Business Administration.

Yossi Abraham serves as our Vice President – Business Development since August 2015. Mr. Abraham is responsible for leading global business development initiatives. Prior to joining us, between 2014 and 2015, Mr. Abraham served as Chief Marketing Officer of Excelacom Inc., services and solutions company, providing consulting, professional services and products elements to communications and media providers.  Before that, Mr. Abraham held various positions in Comverse Inc., between 2000 and 2014. His last position with Comverse Inc. was Vice President, Global Services Sales and Marketing. Mr. Abraham holds a B.A. in Logistics and Economics from the Bar Ilan University (Cum Laude) and a MBA in marketing, from the Tel Aviv University (Magna Cum Laude).

Shaked Levy has served as  our Vice President – Customer Success and Growth since February 2016. Prior to joining us Mr. Levy held various managerial positions between 2002 and 2016 at Verint Ltd., a provider of actionable intelligence solutions, most recently as a Senior Vice President – Customer Care & R&D Group, Communications & Cyber Intelligence solutions. Mr. Levy holds a Master in Business Management from the Bar Ilan University, a BA in Social Sciences, Business Management, from the Open University and a Computers and Electronics Technician diploma, from the Mosinzon college.

B.	Compensation of Officers and Directors

The aggregate compensation paid to or accrued on behalf of our directors and executive officers as a group during 2015 consisted of approximately $3.1 million in salary, fees, bonus, commissions and directors’ fees, including amounts we expended for automobiles made available to our officers, but excluding equity based compensation, dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. This amount includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

In 2015, we paid or accrued to the chairman of the board of directors, Mr. Shraga Katz, an annual fee of NIS 358,200 (approximately $91,800). In 2015, we paid each of our directors, Itzhak Danziger and Yigal Jacoby, an annual fee of NIS 52,440 (approximately $13,400). During such time, we paid or accrued to each of our outside directors, Nurit Benjamini, Steven Levy and Ronnie Keneth fees as permitted by the Israeli Companies Law (the “Companies Law”). In 2015, we paid or accrued to each of our directors (other than Shraga Katz) a per meeting attendance fee of NIS 3,750 (approximately $960) for any meeting he or she attended in person, NIS 2,250 (approximately $580) for any meeting he or she attended by conference call or similar means, and NIS 1,875 (approximately $480) for any written resolution of the Board executed by such director. Our directors are also typically granted upon election an agreed amount of options and upon reelection options to purchase 30,000 of our ordinary shares, which vest in equal installments on a quarterly basis over a period of three years.

In 2015, we paid or accrued to our President and Chief Executive Officer, Mr. Andrei Elefant, an annual salary of NIS 1,223,521 (approximately $314,000).

During 2015, our officers and directors received, in the aggregate, options and RSUs to purchase 189,167 ordinary shares under our equity incentive plan. The options (excluding RSUs) have a weighted average exercise price of approximately $5.68 and expire seven years after the date the options were granted.

As of December 31, 2015, 3,171,370 ordinary shares were subject to outstanding option awards and RSUs granted to employees under our equity incentive plans, including 1,646,204 ordinary shares issuable under currently exercisable share options. As of December 31, 2015, 209,833 shares remained available for issuance under our equity incentive plans.

Compensation of our Five Most Highly Compensated Office Holders

Summary Compensation Table

The table and summary below outline the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2015. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, equity-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car, phone and social benefits paid to or earned by each Covered Executive during the year ended December 31, 2015.

Name and Principal Position (1)	Year	Salary ($)	Bonus ($) (2)	Equity-Based Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
Gary Drutin Chief Customer Officer	2015	259,388	-	782,365	65,555	1,107,308
Andrei Elefant President and Chief Executive Officer	2015	218,596	40,016	596,785	55,048	910,445
Shmuel Arvatz CFO	2015	218,596	-	259,125	57,512	535,233
Amir Hochbaum VP R&D	2015	209,360	-	247,717	50,577	507,654
Vin Costello Former President & VP Sales, Americas	2015	256,127	-	101,292	47,951	405,370

(1)	Unless otherwise indicated herein, all Covered Executives are full-time employees of Allot.

(2)	Amounts reported in this column represent annual incentive bonuses granted to the Covered Executives based on performance-metric based formulas set forth in their respective employment agreements.

(3)
Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 12 to our consolidated financial statements for the year ended December 31, 2015, included herein.

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

Compensation Policy

Under the Companies Law, we are required to adopt a compensation policy, recommended by the compensation and nominating committee and approved by the Board of Directors and the shareholders, in that order. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter. In general, all directors and executive officers’ terms of compensation, including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability, must comply with the compensation policy.

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

Our compensation policy was approved by our compensation and nominating committee and by our Board of Directors, and subsequently approved by our shareholders in August 2013, and will be in effect for a period of three years following approval . Our compensation policy provides:

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

Corporate Governance Practices

As a foreign private issuer, we are permitted under NASDAQ Rule 5615(a)(3) to follow Israeli corporate governance practices instead of the NASDAQ Stock Market requirements applicable to the U.S. issuers, provided we disclose which requirements we are not following and describe the equivalent Israeli requirement. See “ITEM 16G: Corporate Governance Requirements” for a discussion of those ways in which our corporate governance practices differ from those required by NASDAQ for domestic companies.

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

Shraga Katz, who is a Class I director and our Chairman of the board of directors, will hold office until our annual meeting of shareholders to be held in 2016. Our Class II directors, Itzhak Danziger and Miron Kenneth, will hold office until our annual meeting of shareholders to be held in 2017. Our Class III directors, Yigal Jacoby and Rami Hadar, will hold office until our annual meeting of shareholders to be held in 2018. The directors (other than the outside directors) are elected by a vote of the holders of a majority of the voting power present and voting at the meeting. Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor is duly elected and qualified, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she resigns or is removed from office.

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

In addition, the Companies Law requires every outside director appointed to the board of directors of an Israeli company to qualify as a “financial and accounting expert” or as “professionally competent,” as such terms are defined in the applicable regulations under the Companies Law, and at least one outside director must qualify as a “financial and accounting expert.” If at least one of our directors meets the independence requirements of the Exchange Act and the standards of the NASDAQ Stock Market rules for membership on the audit committee and also has financial and accounting expertise as defined in the Companies Law, then the other outside directors are only required to meet the professional qualifications requirement. Under applicable regulations, a director with financial and accounting expertise is a director who, through his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented.

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

As of the date of this annual report, there are no claims for directors’ and officers’ liability insurance which have been filed in 2015 under our policies and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

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

As of December 31, 2015, we had 517 employees of whom 330 were based in Israel, 97 in Europe,  55 in the America and the remainder in Asia and Oceania. The breakdown of our employees by department is as follows:

	December 31,
Department	2013	2014	2015
Manufacturing and operations	16	18	17
Research and development	172	179	209
Sales, marketing, service and support	199	210	235
Management and administration	44	55	56
Total	430	462	517

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 1, 2016 by (i) each of our directors and nominees, (ii) each of our executive officers and (iii) all of our executive officers and directors serving as of March 1, 2016, as a group. Unless otherwise stated, the address of each named executive officer and director is c/o Allot Communications Ltd., 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 4501317, Israel.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class
Directors
Nurit Benjamini	*	*
Itzhak Danziger	*	*
Rami Hadar	*	*
Shraga Katz	*	*
Steven D. Levy	*	*
Yigal Jacoby	*	*
Miron Kenneth	*	*
Executive Officers
Andrei Elefant	*	*
Shmuel Arvatz	*	*
Amir Hochbaum	*	*
Anat Shenig	*	*
Itai Weissman	*	*
Gary Drutin	*	*
Rael Kolevsohn	*	*
Pini Gvili	*	*
Ramy Moriah	*	*
Yossi Avraham	*	*
All directors and executive officers as a group	706,304	2.11%
 __________________________
*	Less than one percent of the outstanding ordinary shares.

(1)
As used in this table, “beneficial ownership” is determined in accordance with the rules of the SEC and consists of either or both voting or investment power with respect to securities. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 1, 2016 through the exercise of any option or RSU. Ordinary shares subject to options or RSUs that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or RSUs, but are not deemed outstanding for the purpose of computing the ownership percentage of any other person. Except as otherwise indicated, the persons named in the table have reported that they have sole voting and sole investment power with respect to all shares of common stock shown as beneficially owned by them. The amounts and percentages are based upon 33,445,184  ordinary shares outstanding as of March 1, 2016 pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act.

Our directors and executive officers hold, in the aggregate, outstanding options and RSUs currently exercisable for 1,341,580 ordinary shares, as of March 1, 2016. The options (excluding RSUs) have a weighted average exercise price of $9.74  per share and have expiration dates until 2024.

Share Option Plans

The following table summarizes our equity incentive plans, which have outstanding awards as of March 1 2016:

Plan	Share reserved	Option and RSUs grants, net (*)	Outstanding options and RSUs	Options outstanding exercise price	Date of expiration	Options exercisable
2006 incentive compensation plan	159,135	6,514,767	3,453,510	0.0256-27.58	01/03/2016-20/10/2024	1,686,871
2003 incentive compensation plan	-	2,987,330	-	-	-	-
1997 incentive compensation plan	-	766,071	-	-	-	-

(*) “Grants net” is calculated by subtracting options and RSUs expired or forfeited.

As of As of March 1, 2016 we had 33,445,184 ordinary shares outstanding.  We have adopted three share option plans. Under our share option plans, as of March 1, 2016, 3,453,510 ordinary shares were subject to outstanding options and RSUs, including 1,686,871 ordinary shares issuable under currently exercisable share options and vested RSUs. As of March 1, 2016, 159,135  shares remained available for issuance under our share incentive plans. Upon issuance, such ordinary shares may be freely sold in the public market, except for shares held by affiliates who have certain restrictions on their ability to sell.  The options (excluding RSUs) have a weighted average exercise price of $10.09 per share

We will only grant options, RSUs or other equity incentive awards under the 2006 Incentive Compensation Plan, although previously-granted options will continue to be governed by our other plans.

2006 Incentive Compensation Plan

The 2006 plan is intended to further our success by increasing the ownership interest of certain of our and our subsidiaries’ employees, directors and consultants and to enhance our and our subsidiaries’ ability to attract and retain employees, directors and consultants.

The number of ordinary shares that we may issue under the 2006 plan will increase on the first day of each fiscal year during the term of the 2006 plan, in each case in an amount equal to the lesser of (i) 1,000,000 shares, (ii) 3.5% of our outstanding ordinary shares on the last day of the immediately preceding year, or (iii) an amount determined by our board of directors. The number of shares subject to the 2006 plan is also subject to adjustment if particular capital changes affect our share capital. Ordinary shares subject to outstanding awards under the 2006 plan or our 2003 plan or 1997 plans that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2006 plan. As of March 1, 2016, options, RSUs or other awards to purchase 3,453,510 ordinary shares were outstanding under the 2006 plan and 159,135  remained available for future options, RSUs or other awards.

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

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 1, 2016, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Zohar Zisapel (2)	2,842,378	8.5%
Migdal Insurance & Financial holdings Ltd (3)	2,573,259	7.7%
FMR LLC and Abigail P. Johnson (4)	2,742,676	8.2%
T. Rowe Price Associates, Inc. (5)	1,866,840	5.6%
Alyeska Investment Group, L.P. (6)	1,842,720	5.5%
Phoenix Investments and Finance Ltd. (7)	2,034,481	6.1%
______________
(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 1, 2016 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 33,445,184 ordinary shares outstanding as of March 1, 2016.

(2)
Based on a Schedule 13G/A filed on January 13, 2011. Consists of 2,777,487 shares held by Zohar Zisapel and 64,891 shares held by Lomsha Ltd., an Israeli company controlled by Zohar Zisapel. The address of Mr. Zisapel and Lomsha Ltd. is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

(3)
Based on a Schedule 13G filed on February 10, 2016. Midgal Insurance & Financial Holdings Ltd reported that it had shared voting power and shared dispositive power over these shares. Of these shares,  2,426,788 shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Midgal Insurance & Financial Holdings Ltd, according to the following segmentation:  1,372,490 shares are held by Profit participating life assurance accounts; 947,272 shares are held by Provident funds and companies that manage provident funds and 107,026 shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. In addition, 146,471, shares are beneficially held for their own account (Nostro account). The address of the reporting person is 4 Efal Street; P.O BOX 3063; Petach Tikva 49512, Israel.

(4)
Based on a Schedule 13G filed on February 12, 2016. FMR LLC reported that it had sole voting power over 1,331,276 shares and sole dispositive power over 2,742,676 shares and Abigail P. Johnson, director, vice-chairman and chief executive officer of FMR LLC had sole dispositive power over 2,742,676  shares.  The address of the reporting person is 245 Summer Street, Boston, Massachusetts 02210.

(5)
Based on a Schedule 13G filed on February 12, 2016. T. Rowe Price Associates, Inc. reported that they held sole voting power over 275,000 shares and sole dispositive power over 1,866,840 shares.  The address of the reporting person is 100 E. Pratt Street, Baltimore, Maryland 21202.

(6)
Based on a Schedule 13G filed on February 16, 2016. Alyeska Investment Group, L.P., Alyeska Investment Group, LLC, Alyeska Fund 2 GP, LLC and Anand Parekh reported that each such reporting entity had shared voting power and shared dispositive power over these shares.  The address of each reporting person is 77 West Wacker Drive, 7th Floor Chicago, IL 60601.

(7)
Based on information made available by Thomson Reuters, as of March 1, 2016, Phoenix Investments and Finance Ltd. held 1,098,715 shares and Excellence Nessuah Ltd., a subsidiary of Phoenix Investments and Finance Ltd. (to the best of the Company's knowledge) held 935,766 shares.

Significant Changes in the Ownership of Major Shareholders

As of March 1, 2016, Zohar Zisapel was the beneficial owner of 2,842,378, or 8.5%, of our ordinary shares. Its beneficial ownership did not change since December 31, 2010.

As of March 1, 2016, Migdal Insurance & Financial Holdings Ltd was the beneficial owner of 2,573,259, or 7.7%, of our ordinary shares. As of March 1, 2015, Migdal Insurance & Financial Holdings Ltd was the beneficial owner of 2,484,436, or 7.4%, of our ordinary shares. As of March 6, 2014, Migdal Insurance & Financial Holdings Ltd was the beneficial owner of 2,616,542, or 7.9%, of our ordinary shares.

As of March 1, 2016, FMR LLC was the beneficial owner of 2,742,676, or 8.2% of our ordinary shares. As of March 1, 2014, FMR LLC was the beneficial owner of 3,250,691, or 9.9%, of our ordinary shares.

As of March 1, 2016, T. Rowe Price Associates, Inc. was the beneficial owner of 1,866,840, or 5.6%, of our ordinary shares. As of March 1, 2015, T. Rowe Price Associates, Inc. was the beneficial owner of 1,531,880, or 4.6%, of our ordinary shares. As of  March 6, 2014, T. Rowe Price Associates, Inc. was the beneficial owner of 2,786,740, or 8.5%, of our ordinary shares.

As of March 1, 2016, Psagot Investement House Ltd. ceased to be the beneficial  owner of 5% or more of our ordinary shares. As of March 1, 2015, Psagot Investment House Ltd was the beneficial owner of 2,014,430, or 6.0% of our ordinary shares. As of March 6, 2014, Psagot Investment House Ltd was the beneficial owner of 1,876,791, or 5.75% of our ordinary shares.

Record Holders

As of March 1, 2016, there were 18 record holders of ordinary shares, of which 9 consisted of United States record holders holding approximately 99.48% of our outstanding ordinary shares. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees.  The United States record holders included Cede & Co., the nominee of the Depositary Trust Company.

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

Agreements with Directors and Officers

Engagement of Officers. We have entered into employment agreements with each of our officers, who work for us as employees or as consultants. These agreements all contain provisions standard for a company in our industry regarding noncompetition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete in Israel may be limited. In connection with the engagement of our officers, we have granted them options pursuant to our 2006 Incentive Compensation Plan.

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

Agreement with Galil Software

Our director, Itzhak Danziger, is a member of the board of directors of Galil Software Ltd and holds less than 10% of its shares. We have engaged Galil Software since 2010 to provide us with certain quality assurance services in the ordinary course of our business. We paid Galil Software approximately $ 302,000 in 2013, and approximately $43,000 in 2014. We have not paid Galil Software any fees during 2015 and as of March 1 2016.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8: Financial Information

A.	Consolidated Financial Statements and Other Financial Information.

Consolidated Financial Statements

For our audited consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015, please see pages F-3 to F-46 of this report.

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

Stock Price History

Our ordinary shares have been trading on the NASDAQ Global Select Market under the symbol “ALLT” since November 2006. The following table sets forth the high and low sales prices for our ordinary shares as reported by the NASDAQ Global Select Market, in U.S. dollars, for 2015, each quarter in the 2015 and 2014 and the most recent six months prior to the filing of this annual report as reported by the Tel Aviv Stock Exchange (since December 2011), in NIS, for each of the last five years:

	NASDAQ Global Select Market		Tel Aviv Stock Exchange
Year	High	Low	High		Low
2011	$19.05	$9.45	NIS	71.22	NIS	35.74
2012	28.03	15.55		111.60		58.56
2013	18.28	11.01		68.12		39.20
2014	18.09	7.88		63.99		31.13
2015	9.85	4.41		39.9		18.21
2016 (through March 1, 2016)	5.89	4.24		23.5		16.85

	NASDAQ Global Select Market		Tel Aviv Stock Exchange
2014	High	Low	High		Low
First Quarter	$17.31	$13.01	NIS	63.99	NIS	45.56
Second Quarter	14.68	11.52		51.20		41.22
Third Quarter	13.61	10.12		46.95		35.96
Fourth Quarter	11.77	7.88		46.45		31.13

	NASDAQ Global Select Market		Tel Aviv Stock Exchange
2015	High	Low	High		Low
First Quarter	$9.85	$8.71	NIS	39.9	NIS	33.62
Second Quarter	9.41	6.92		36.9		26.36
Third Quarter	7.34	4.41		27.83		18.21
Fourth Quarter	6.23	4.82		24.21		18.83

	NASDAQ Global Select Market		Tel Aviv Stock Exchange
Most Recent Six Months	High	Low	High		Low
March 2016 (through March 1, 2016)	$4.8	$4.61	NIS	18.78	NIS	17.82
February 2016	5.39	4.24		21.4		16.85
January 2016	5.89	4.7		23.5		18.88
December 2015	6.23	5.12		24.21		19.55
November 2015	5.75	5.15		22.59		20
October 2015	5. 9	4.82		24		18.83
September 2015	5.63	4.41		21.12		18.74
Markets

Our ordinary shares have been quoted under the symbol “ALLT” on the NASDAQ Stock Market since November 16, 2006 and on the Tel Aviv Stock Exchange since December 21, 2010.

As of March 1, 2016, the last reported sale price of our ordinary shares on the Nasdaq Global Select Market was 4.64  per share and on the Tel Aviv Stock Exchange was 18.6  per share.

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

Ordinary Shares

Our authorized share capital consists of 200,000,000 ordinary shares, par value NIS 0.10 per share. As of March 1, 2016, we had 33,445,184  ordinary shares outstanding. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the Ordinary Shares are as follows:

Voting. Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meeting either in person, by proxy or by written ballot. Shareholder voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Transfer of Shares.  Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded.

Election of Directors.  Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association our directors are elected by the holders of a simple majority of our ordinary shares at a general shareholder meeting. As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for outside directors. See “ITEM 6: Directors, Senior Management and Employees—Board Practices—Outside Directors.”

Dividend and Liquidation Rights.  Under the Companies Law, shareholder approval is not required for the declaration of a dividend, unless the company’s articles of association provide otherwise. Our articles of association provide that our board of directors may declare and distribute a dividend to be paid to the holders of ordinary shares without shareholder approval in proportion to the paid up capital attributable to the shares that they hold. Dividends may be paid only out of profits legally available for distribution, as defined in the Companies Law, provided that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. If we do not have profits legally available for distribution, we may seek the approval of the court to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

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

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company. Its address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

C.	Material Contracts

Summaries of the following material contracts and amendments to these contracts are included in this annual report in the places indicated:

Material Contract	Location
Agreement with Flex (Israel) Ltd. and Amendment No. 1 thereto	“ITEM 4.B: Information on the Company–Business Overview–Manufacturing.”
Agreement with Optenet S.A	“ITEM 5.A: Operating and Financial Review and Prospects-Operating Results”
Compensation Policy	ITEM 6.B: Directors, Senior Management and Employees—Compensation of Directors and Officers.”
2006 Incentive Compensation Plan	“ITEM 6.E: Share Ownership– Share Option Plans–2006 Incentive Compensation Plan.”
Non-Stabilized Lease Agreement	“ITEM 4: Information on Allot – D. Property, Plant and Equipment”

D.	Exchange Controls

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. In 2015 and 2014, the corporate tax ratewas 26.5%. On January 5, 2016 the Israeli parliament approved the reduction of the corporate tax rate by 1.5%, from 26.5% to 25.0%, effective from January 1, 2016. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

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

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the income Tax Ordinance, 1961. Expenditures from research and development that not so approved are deductible in equal amounts over three years, according to ITO (ISRAELI TAX ORDINANCE).

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

As of December 31, 2015, we believe that we are meeting the aforementioned conditions.

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

The duration of tax benefits is subject to a limitation of the earlier of seven to ten years from the Commencement Year, or twelve years from the first day of the Year of Election. The Commencement Year is defined as the later of (a) the first tax year in which a company had derived income for tax purposes from the Beneficiary Enterprise or (b) the year in which a company requested to have the tax benefits apply to the Beneficiary Enterprise – Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to us:

•
Similar to the aforementioned alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that we may be distributed. The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

•
A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

Generally, a company that is Abundant in Foreign Investment (owned by at least 74% foreign shareholders and has undertaken to invest a minimum sum of $20 million in the Benefited Enterprise as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

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

We currently intend to reinvest any income derived from our Approved Enterprise program and not to distribute such income as a dividend. As of December 31, 2015, we did not generate income under the provisions of the Investments Law.

Tax Benefits under the 2011 Amendment

As of January 1, 2011 new legislation amending the Investment Law came into effect (the “2011 Amendment”). The 2011 Amendment introduced a new status of “Preferred Company” and “Preferred Enterprise”, replacing the existed status of “Benefited Company” and “Benefited Enterprise”. Similar to a “Benefited Company”, a Preferred Company is an industrial company owning a Preferred Enterprise which meets certain conditions (including a minimum threshold of 25% export). However, under this legislation the requirement for a minimum investment in productive assets was cancelled.

Under the 2011 Amendment, a uniform corporate tax rate applies to all qualifying income of the Preferred Company, as opposed to the former law, which was limited to income from the Approved Enterprises and Benefited Enterprise during the benefits period.  The uniform corporate tax rate was 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel during 2014 and 2015, and it scheduled to remain at 9% and 16%, respectively, in 2016.

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

The provisions of the 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment came into effect, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which had participated in an alternative benefits program, before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

Under the transition provisions of the new legislation, a company may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. We have examined the possible effect, if any, of these provisions of the 2011 Amendment on our financial statements and have decided, at this time, not to opt to apply the new benefits under the 2011 Amendment.

Special Provisions Relating to Tax Reporting in United States Dollars

Under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Israeli law”), results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index ("Israeli CPI"). Accordingly, until 2011, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in the taxable year 2012, we have elected to measure our taxable income and file our tax return in United States Dollars, under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986.

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

As of January 1, 2012, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain is generally taxed at a rate of 30%. Additionally, if such shareholder is considered a “material shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in a company, the tax rate is 30%. Israeli companies are subject to the Corporate Tax rate on capital gains derived from the sale of shares. However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

The tax basis of shares acquired prior to January 1, 2003 is determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

In addition, as of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year - NIS 810,720 in 2015), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such amount. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

PFIC status is an annual determination that is based on tests which are factual in nature and our status in future years will depend on our income, assets and activities in each of those years. Therefore there can be no assurance that we will not be considered a PFIC for any taxable year. While public companies often employ a market capitalization method to value their assets, the IRS has not issued guidance concerning how to value a foreign public company’s assets for PFIC purposes. The market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile. In certain circumstances, including volatile market conditions, it may be appropriate to employ alternative methods to more accurately determine the fair market value of our assets other than the market capitalization method. Given the volatility of the capital markets in 2015, we have obtained an independent valuation of our company for the 2015 tax year, as well as  an opinion from a U.S. tax advisor that, applying the results of the independent valuation of our company which employed an approach other than the market capitalization approach, and which provided the reasoning underlying the use of such approach, we should not be a PFIC for the 2015 taxable year.    We considered such valuation in determining the value of our total assets and we also considered the above-referenced opinion.  On that basis, we believe that we were not a PFIC for the 2015 tax year. however there can be no certainty that the IRS will not challenge such a position and determine that based on the IRS’s interpretation of the asset test, we were a PFIC for the 2015 tax year.  If we were a PFIC, and you are a U.S. Holder, you generally would be subject to ordinary income tax rates, imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “–Distributions”) with respect to any gain from the sale, exchange or other disposition of, and certain distributions with respect to, your ordinary shares. A U.S. Holder should consult his, her or its own tax advisor with respect to the potential application of the PFIC rules in his, her or its particular circumstances.

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

We are currently subject to the information and periodic reporting requirements of the Exchange Act, and file periodic reports and other information with the SEC through its electronic data gathering, analysis and retrieval (EDGAR) system. Our securities filings, including this annual report and the exhibits thereto, are available for inspection and copying at the public reference facilities of the SEC located at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov from which certain filings may be accessed. As of November 2010, our filings are also available at the TASE’s website at http://maya.tase.co.il and at the Israeli Securities Authority’s website at http://www.magna.isa.gov.il.  As permitted under NASDAQ Stock Market Rule 5250(d)(1)(C), we will post our annual reports filed with the SEC on our website at http://www.allot.com. We will furnish hard copies of such reports to our shareholders upon written request free of charge. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  However, we are required to file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also file with the SEC reports on Form 6-K containing quarterly unaudited financial information.

I.	Subsidiary Information

Not applicable.

ITEM 11: Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Risk of Interest Rate Fluctuation

We do not have any long-term borrowings. We have a significant amount of cash that is currently invested primarily in interest bearing investment such as bank time deposits, money market funds and available for sale marketable securities. These investments expose us to the changes in interest rates. If interest rates further decline, our results of operations may be adversely affected due to lower interest income from these investments.  The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. We manage this exposure by performing ongoing evaluations of our investments. Due to the short and medium-term maturities nature of our investments to date, their carrying value approximates the fair value. We generally hold investments to maturity in order to limit our exposure to interest rate fluctuations.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the shekel. In 2015, we derived our revenues primarily in U.S. dollars and a substantial portion in Euros and other currencies. Although a substantial part of our expenses were denominated in U.S. dollars, a significant portion of our expenses were denominated in shekels and to a lesser extent in Euros and other currencies. Our shekel-denominated expenses consist principally of salaries and related personnel expenses. We monitor foreign currency exposure and, from time to time, may use various instruments to preserve the value of sales transactions and commitments; however, this cannot assure our protection against risks of currency fluctuations. For more information regarding foreign currency related risks, see “ITEM 3: Key Information—Risk Factors—our international operations expose us to the risk of fluctuations in currency exchange rates.”

We use currency forward contracts together with currency options primarily to hedge payments in NIS. These transactions constitute a future cash flow hedge. As of December 31, 2015, we had outstanding forward contracts in the amount of $18.4 million. These transactions were for a period of up to twelve months. As of December 31, 2015, the fair value of the above mentioned foreign currency derivative contracts was $0.03 million.

ITEM 12: Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceed

A.	Material Modifications to the Rights of Security Holders

None.

E.	Use of Proceeds

The effective date of the registration statement (file no. 333-138313) for our initial public offering of ordinary shares, par value NIS 0.10, was November 15, 2006. We registered 6,500,000 ordinary shares in the offering and received net proceeds of $70.5 million.

From the effective date of the registration statement and until December 31, 2015, the net proceeds had been invested in cash equivalents, marketable securities, capital expenditure and other corporate purposes. None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

We conducted a subsequent public offering of our ordinary shares on November 15, 2011 raising net proceeds of $85 million.

ITEM 15: Controls and Procedures

(a)
Disclosure Controls and Procedures. As of the end of the period covered by this report, our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December  31, 2015. Based upon, and as of the date of, such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2015, our disclosures controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015.

In making this assessment, our management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2015 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

In accordance with guidance issued by the SEC, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. On March 23, 2015 and as further discussed in Note 1(b) of the Notes to Consolidated Financial Statements, we completed the acquisition of Optenet S.A. ("Optenet")  which represented approximately 0.2% of total assets and 0% of revenues of our related consolidated financial statement amounts as of and for the year ended December 31, 2015. We have elected to exclude Optenet’s operations from our assessment of internal control over financial reporting as of December 31, 2015.

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

ITEM 16B: Code of Ethics

We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, controller and persons performing similar functions. This code has been posted on our website, www.allot.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein.  Waivers of our code of ethics may only be granted by the board of directors. Any amendments to this code or any waiver that is granted, and the basis for granting the waiver, will be publicly communicated as appropriate on our website or through a filing on a  Form 6-K. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Form 6-K. We granted no waivers under our Code of Ethics in 2015.

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Auditors

The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm.

	Year ended December, 31,
	2014	2015
	(in thousands of U.S. dollars)
Audit Fees(1)	$238	$265
Audit-Related Fees(2)	54	57
Tax Fees(3)	127	188
Total	$419	$510

(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit for 2014 and  2015, certain procedures regarding our quarterly financial results submitted on Form 6-K, the filing of our Form F-3, fees related to public offering, and consultation concerning financial accounting and reporting standards.

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

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

On August 2015, the Board of Directors approved a program for the Company to repurchase up to $15 million of its outstanding ordinary shares, such program was thereafter approved by the Israeli court, pursuant to Israeli law on November 26, 2015.

Share purchases will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with all applicable securities laws and regulations. The repurchase program does not require Allot to acquire a specific number of shares, and may be suspended from time to time or discontinued. The court approval will initially be valid for a period of six months.

ITEM 16F: Change in Registrant’s Certifying Accountant

None.

ITEM 16G: Corporate Governance

As a foreign private issuer, we are permitted under NASDAQ Rule 5615(a)(3) to follow Israeli corporate governance practices instead of the NASDAQ Stock Market requirements, provided we disclose which requirements we are not following and describe the equivalent Israeli requirement. We must also provide NASDAQ with a letter from outside counsel in our home country, Israel, certifying that our corporate governance practices are not prohibited by Israeli law.

We rely on this “foreign private issuer exemption” with respect to the following items:

•
We follow the requirements of Israeli law with respect to the quorum requirement for meetings of our shareholders, which are different from the requirements of Rule 5620(c). Under our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot 33.33%, who hold or represent between them at least 25% of the voting power of our shares, instead of the issued share capital provided by under the NASDAQ requirements. This quorum requirement is based on the default requirement set forth in the Companies Law. We submitted a letter from our outside counsel in connection with this item prior to our initial public offering in November 2006.

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

Allot Communications Ltd.

By	/s/ Andrei Elephant:
Andrei Elefant
Chief Executive Officer and President

Dated: March 28, 2016

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Number	Description
1.1	Articles of Association of the Registrant (2)
1.2	Certificate of Name Change (1)
2.1	Specimen share certificate (1)
3.1
Non-Stabilized Lease Agreement, dated February 13, 2006, by and among, Aderet Hod Hasharon Ltd., Miritz, Inc., Leah and Israel Ruben Assets Ltd., Tamar and Moshe Cohen Assets Ltd., Drish Assets Ltd., S. L. A. A. Assets and Consulting Ltd., Iris Katz Ltd., Y. A. Groder Investments Ltd., Ginotel Hod Hasharon 2000 Ltd. and Allot Communications Ltd. (1)

4.1	2006 Incentive Compensation Plan (3)
5.1	Manufacturing Agreement, dated July 19, 2007, by and between Flextronics (Israel) Ltd. and the Registrant (8)
5.2	Amendment No. 1, dated September 1, 2012, to the Manufacturing Agreement, dated July 19, 2007, by and between Flextronics (Israel) Ltd. and the Registrant*(5)
6.1	Asset Purchase Agreement, dated February 19, 2015, by and between Optenet S.A. and the Registrant. (7)
7.1	Compensation Policy for Executive Officers and Directors (9)
8.1	List of Subsidiaries of the Registrant (8)
9.1	Code of Ethics (6)
10.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications) (8)
10.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications) (8)
10.3	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications) (8)
11.1	Consent of Kost Forer Gabbay & Kasierer (8)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.LAB	XBRL Taxonomy Label Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
__________________________

(1)	Previously filed with the Securities and Exchange Commission on October 31, 2006 pursuant to a registration statement on Form F-1 (File No. 333-138313) and incorporated by reference herein.

(2)	Previously filed with the Securities and Exchange Commission on March 26, 2014 as Exhibit 1.1 to Form 20-F for the year ended December 31, 2013 and incorporated by reference herein.
(3)	Previously filed with the Securities and Exchange Commission on March 21, 2013 as Exhibit 4.5 to Form 20-F for the year ended December 31, 2012 and incorporated by reference herein.

(4)	Previously filed with the Securities and Exchange Commission on June 27, 2008 as Exhibit 4.11 to Form 20-F for the year ended December 31, 2007 and incorporated by reference herein.

(5)	Previously filed with the Securities and Exchange Commission on March 21, 2013 as Exhibit 4.7 to Form 20-F for the year ended December 31, 2012 and incorporated by reference herein.

(6)	Previously filed with the Securities and Exchange Commission on June 28, 2007 as Exhibit 4 to Form 20-F for the year ended December 31, 2006 and incorporated by reference herein.
(7)	Previously filed with the Securities and Exchange Commission on March 26, 2015 as Exhibit 4.8 to Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.

(8)	Furnished herewith.

(9)	Previously included in Exhibit 99.1 to Form 6-K furnished to the Securities and Exchange Commission on July 2, 2013 and incorporated by reference herein.

*
Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Exchange Act.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

U.S. DOLLARS IN THOUSANDS

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ALLOT COMMUNICATIONS LTD.

        We have audited the accompanying consolidated balance sheets of Allot Communications Ltd. ("the Company") as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 28, 2016 expressed an unqualified opinion thereon.

Tel Aviv, Israel	KOST FORER GABBAY & KASIERER
March 28, 2016	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ALLOT COMMUNICATIONS LTD.

        We have audited Allot Communications Ltd. ("the Company") and its subsidiaries internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s report. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the Optenet business (the "Acquired Business") which was acquired in 2015. The Acquired Business’s assets and revenues are included in the Company's 2015 consolidated financial statements and constituted 0.2% of total assets as of December 31, 2015 and 0% of total revenues for the period ended from March 23, 2015 to December 31, 2015. Our audit of internal control over financial reporting of the Acquired Business also did not include an evaluation of the internal control over financial reporting of the Acquired Business.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015 and our report dated March 28, 2016 expressed an unqualified opinion thereon.

Tel Aviv, Israel	KOST FORER GABBAY & KASIERER
March 28, 2016	A Member of Ernst & Young Global

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2015	2014
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$15,470	$19,180
Restricted deposit	203	-
Short-term bank deposits	42,700	59,000
Available-for-sale marketable securities	64,921	54,271
Trade receivables (net of allowance for doubtful accounts of $ 657 and $ 707 at December 31, 2015 and 2014, respectively)	23,874	23,759
Other receivables and prepaid expenses	4,513	5,383
Inventories	10,169	10,109

Total current assets	161,850	171,702

NON-CURRENT ASSETS:
Severance pay fund	282	262
Deferred taxes	501	1,716
Other assets	2,712	4,948

Total non-current assets	3,495	6,926

PROPERTY AND EQUIPMENT, NET	5,189	5,957

INTANGIBLE ASSETS, NET	6,119	7,549
GOODWILL	31,562	20,814

Total assets	$208,215	$212,948

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2015	2014
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$7,107	$6,300
Employees and payroll accruals	8,211	7,237
Deferred revenues	14,066	12,704
Other payables and accrued expenses	5,710	7,287

Total current liabilities	35,094	33,528

LONG-TERM LIABILITIES:
Deferred revenues	4,912	4,158
Accrued severance pay	651	282
Other long-term liability	4,153	-

Total long-term liabilities	9,716	4,440

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.1 par value - Authorized: 200,000,000 shares at December 31, 2015 and 2014; Issued and outstanding: 33,558,102 and 33,319,923 shares at December 31, 2015 and 2014, respectively	837	819
Additional paid-in capital	259,385	252,120
Treasury stock	(166)	-
Accumulated other comprehensive loss	(470)	(1,620)
Accumulated deficit	(96,181)	(76,339)

Total shareholders' equity	163,405	174,980

Total liabilities and shareholders' equity	$208,215	$212,948

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2015	2014	2013
Revenues:
Products	$62,642	$77,240	$66,318
Services	37,325	39,946	30,227
Total revenues	99,967	117,186	96,545

Cost of revenues:
Products	26,707	27,389	20,572
Services	6,720	7,350	6,246

Total cost of revenues	33,427	34,739	26,818

Gross profit	66,540	82,447	69,727

Operating expenses:
Research and development (net of grant participations of $ 1,252, $ 984 and $ 1,051 for the years ended December 31, 2015, 2014 and 2013, respectively)	26,422	29,014	27,022
Sales and marketing	43,318	44,599	39,817
General and administrative	12,702	11,941	9,952

Total operating expenses	82,442	85,554	76,791

Operating loss	(15,902)	(3,107)	(7,064)
Financial income (expense), net	(584)	660	727

Loss before income tax expense	(16,486)	(2,447)	(6,337)
Income tax expense	3,356	50	120

Net loss	$(19,842)	$(2,497)	$(6,457)

Unrealized loss on available-for-sale marketable securities	(261)	(205)	(20)
Unrealized gain (loss) on foreign currency cash flow hedges transactions	1,411	(1,781)	(1,374)

Total comprehensive loss	$(18,692)	$(4,483)	$(7,851)

Net loss per share:
Basic and diluted	$(0.59)	$(0.08)	$(0.20)

Weighted average number of shares used in per share computations of net loss:
Basic and diluted	33,419,917	33,143,168	32,680,766

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in capital		Accumulated other comprehensive income (loss)		Total
	Outstanding shares	Amount		Treasury stock		Accumulated deficit	shareholders' equity

Balance at January 1, 2013	32,547,151	$761	$233,985	$-	$1,760	$(67,385)	$169,121

Exercise of stock options	329,967	13	913	-	-	-	926
Stock-based compensation	-	-	7,731	-	-	-	7,731
Other comprehensive loss	-	-	-	-	(1,394)	-	(1,394)
Net loss	-	-	-	-	-	(6,457)	(6,457)

Balance at December 31, 2013	32,877,118	774	242,629	-	366	(73,842)	169,927

Exercise of stock options	442,805	45	1,431	-	-	-	1,476
Stock-based compensation	-	-	8,060	-	-	-	8,060
Other comprehensive loss	-	-	-	-	(1,986)	-	(1,986)
Net loss	-	-	-	-	-	(2,497)	(2,497)

Balance at December 31, 2014	33,319,923	819	252,120	-	(1,620)	(76,339)	174,980

Exercise of stock options	263,179	18	114	-	-	-	132
Treasury stock acquired, net *)	(25,000)	-	-	(166)	-	-	(166)
Stock-based compensation	-	-	7,151	-	-	-	7,151
Other comprehensive income	-	-	-	-	1,150	-	1,150
Net loss	-	-	-	-	-	(19,842)	(19,842)

Balance at December 31, 2015	33,558,102	837	259,385	(166)	(470)	(96,181)	163,405

*) net of issuance expenses of $ 35.

Accumulated other comprehensive income (loss):

	Year ended December 31,
	2015	2014	2013

Accumulated unrealized gain (loss) on available-for-sale marketable securities	$(425)	$(164)	$41
Accumulated unrealized gain (loss) on foreign currency cash flows hedge transactions	(45)	(1,456)	325

Accumulated other comprehensive (loss) income	$(470)	$(1,620)	$366

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013
Cash flows from operating activities:

Net loss	$(19,842)	$(2,497)	$(6,457)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	5,708	5,166	6,338
Impairment of intangible assets	5,777	-	-
Stock-based compensation	7,170	8,095	7,731
Capital loss	328	-	18
Increase (decrease) in accrued severance pay, net	349	(8)	(13)
Decrease (increase) in other assets	1,205	100	(532)
Decrease in accrued interest and amortization of premium on marketable securities	967	793	366
Decrease (increase) in trade receivables	(847)	(6,851)	3,328
Increase in other receivables and prepaid expenses	(2,623)	(1,321)	(2,749)
Decrease (increase) in inventories	(60)	3,689	(3,835)
Decrease (increase) in long-term deferred taxes, net	1,403	(224)	(77)
Increase (decrease) in trade payables	2,218	3,109	(1,618)
Increase (decrease) in employees and payroll accruals	901	1,073	(2,053)
Increase (decrease) in deferred revenues	1,961	1,911	(2,823)
Increase (decrease) in other payables and accrued expenses	(429)	2,800	(988)
Liability related to settlement of OCS grants	-	-	(15,886)

Net cash provided by (used in) operating activities	4,186	15,835	(19,250)

Cash flows from investing activities:

Decrease (increase) in restricted deposits	(203)	-	146
Investments in short-term bank deposits	(21,700)	(50,500)	-
Proceeds from short-term bank deposits	38,000	29,500	40,042
Purchase of property and equipment	(2,223)	(3,391)	(2,706)
Investment in available-for sale marketable securities	(34,098)	(22,736)	(32,805)
Proceeds from sales of available-for-sale marketable securities	7,176	-	2,597
Proceeds from maturity of available-for-sale marketable securities	15,045	8,266	3,864
Loan granted to third party	-	(2,735)	-
Repayment of loan to third party	-	652	-
Acquisition of Optenet, net of cash (see schedule A below)	(9,859)	-	-

Net cash (used in) provided by investing activities	(7,862)	(40,944)	11,138

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013
Cash flows from financing activities:

Proceeds from exercise of stock options	132	1,476	899
Purchase of treasury stock, net	(166)	-	-

Net cash provided by (used in) financing activities	(34)	1,476	899

Decrease in cash and cash equivalents	(3,710)	(23,633)	(7,213)
Cash and cash equivalents at the beginning of the year	19,180	42,813	50,026

Cash and cash equivalents at the end of the year	$15,470	$19,180	$42,813

Supplementary cash flow information:

Cash paid (received) during the year for:

Taxes	$139	$82	$(9)

Schedule A- Acquisition of Optenet:

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
Working capital, net (excluding cash and cash equivalents)	$(204)	$-	$-
Equipment and other assets	152	-	-
Intangible assets	7,242	-	-
Goodwill	10,748	-	-

Total consideration	$17,938	$-	$-
Non cash consideration	$(8,079)	$-	$-
Payment for acquisition, net of cash	$9,859	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
Allot Communications Ltd. (the "Company") was incorporated in November 1996 under the laws of the State of Israel. The Company is engaged in developing, selling and marketing intelligent service optimization and monetization solutions for mobile, fixed and cloud service providers, and enterprises. The Company’s flexible and highly scalable service delivery framework, in the form of hardware platforms and software applications, leverages the intelligence in data networks enabling service providers to get closer to their customers; to safeguard network assets and users; and to accelerate time-to-revenue for value-added services. The Company's products consist of the Service Gateway and NetEnforcer service delivery platforms, the NetXplorer and Subscriber Management Platform network management and provisioning suites and value added services such as WebSafe Personal and Business Security solution, Service Protector network protection solution, ClearSee for Network analytics and MediaSwift E and VideoClass for media optimization.

The Company's Ordinary Shares are listed in the NASDAQ Global Select Market under the symbol "ALLT" from its initial public offering in November 2006. Since November, 2010, the Company's Ordinary Shares have been listed for trading in the Tel Aviv Stock Exchange as well.

The Company holds twelve wholly-owned subsidiaries (the Company together with said subsidiaries shall collectively be referred to as "Allot"): Allot Communications, Inc. in Woburn, Massachusetts, United-States (the "U.S. subsidiary"), which was incorporated in 1997 under the laws of the State of California, Allot Communication Europe SARL in Sophia, France (the "European subsidiary"), which was incorporated in 1998 under the laws of France, Allot Communications Japan K.K. in Tokyo, Japan (the "Japanese subsidiary"), which was incorporated in 2004 under the laws of Japan, Allot Communication (UK) Limited (the "UK subsidiary"), which was incorporated in 2006 under the laws of England and Wales, Allot Communications (Asia Pacific) Pte. Ltd. ("the Singaporean subsidiary"), which was incorporated in 2006 under the laws of Singapore, Allot Communications (New Zealand) Limited. (the "NZ subsidiary"), which was incorporated in 2007 under the laws of New Zealand, Allot India Private Limited. (the "Indian subsidiary”), which was incorporated in 2012 under the laws of India and commenced its activity in 2013, Allot Communications Africa (PTY) Ltd. (the "African subsidiary”), which was incorporated in 2013 under the laws of South Africa, Allot Communications (Hong Kong) Limited (the "HK”), which was incorporated in 2013 under the laws of Hong-Kong, Allot Communications Spain, S.L. Sociedad Unipersonal, which was incorporated in 2015 under the laws of Spain, Allot Communications (Colombia) S.A.S, which was incorporated in 2015 under the laws of Colombia and Allot MexSub, which was incorporated in 2015 under the laws of Mexico.

The U.S. subsidiary is engaged in the sale, marketing and technical support and development services in the Americas of products manufactured and imported by the Company. The European, Japanese, NZ, UK, Singaporean, Indian, African, Colombian and Mexican subsidiaries are engaged in marketing and technical support services of the Company's products in Europe, Japan, Oceania, UK, Asia Pacific and Latin America, respectively.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

The Spanish subsidiary commenced its operations in 2015 and is engaged in the marketing, technical support and development activities of one of the Company's product lines.

b.	Acquisition:

On March 23, 2015 (the "Optenet acquisition date"), the Company entered into an asset purchase agreement (the "Optenet APA") with the shareholders of Optenet S.A. ("Optenet") a private, global IT security company that develops security solutions for internet service providers and enterprises.

The total consideration for the acquisition was $ 17,938, which consisted of $ 9,859 paid in cash and primarily an additional contingent consideration estimated at fair value of $ 8,079 at the Optenet acquisition date. As of December 31, 2015, the contingent consideration is estimated at fair value of $ 7,809.

The contingent consideration is payable over a five year term ending March 23, 2020 based on achievement of certain thresholds of revenues derived from Optenet’s products and has payments cap of $27,500. The obligation in respect of the contingent consideration is presented under Note 10 - Other payables and accrued expenses and Other long-term liability. See also Note 6.

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

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Fair value

Current assets	$54
Equipment	152
Deferred revenues	(155)
Current and non-current liabilities	(103)
Technology	4,032
Customer relationships	2,824
Backlog	386
Goodwill	10,748

Net assets acquired	$17,938

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Technology includes security solutions for internet service providers and enterprises such as encompass parental control, anti-malware and anti-spam products. The technology is amortized over the estimated useful life of 4.34 years using the straight line method.

Backlog from customer orders is amortized over the estimated useful life of 2.8 years.

Customer relationships is derived from customer contracts and related customer relationships with existing customers. Customer relationships is amortized based on the accelerated method over the estimated useful life of 4.8 years.

The Company acquisition transaction costs amounted to $ 397.

Unaudited pro forma condensed results of operations:

The following represents the unaudited consolidated pro forma revenue and net loss for the years ended December 31, 2015 and 2014, to give effect to the acquisition of Optenet as if it had occurred on January 1, 2014. The pro forma information is not necessarily indicative of the results of operations that would have been had the acquisition actually occurred on January 1, 2014, nor does it purport to represent the results of operations for future periods.

	Year ended December 31,
	2015	2014
	Unaudited
Revenues	$100,683	$124,244
Net loss	$(21,177)	$(17,976)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

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

e.	Restricted deposits:

The restricted deposits are held in favor of financial institutions in respect of fulfillments of forward contract and operating obligations.

f.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year at the balance sheet date. The deposits are in dollars and bear interest at annual weighted average rate of 0.93% and 0.56% at December 31, 2015 and 2014, respectively.

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

The Company's securities are reviewed for impairment in accordance with ASC 320-10-35. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be Other-Than-Temporary Impairment (OTTI). Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. Based on the above factors, the Company concluded that unrealized losses on its available-for-sale securities, for the years ended 2015, 2014 and 2013, were not OTTI.

h.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising primarily from end of life products and from slow-moving items, technological obsolescence, and excess inventory. Inventory write-offs during the year ended December 31, 2015, 2014 and 2013 totaled $ 775, $ 4,097 and $ 1,531, respectively, and was recorded in cost of revenues for products.

Inventory write-off provision as of December 31, 2015 and 2014 amounted of $ 1,663 and $ 4,560, respectively.

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

ASC 350 requires goodwill to be tested for impairment at the reporting unit level at least annually or between annual tests in certain circumstances, and written down when impaired. . In accordance with ASC No. 350 the Company performs an annual impairment test at December 31 each year.

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the two-step impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test.

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

The Company operates in a single reportable unit. The Company has performed an annual impairment analysis as of December 31, 2015 and determined that the carrying value of the reporting unit was less than the fair value of the reporting unit. Fair value is determined using market capitalization. During years 2015, 2014 and 2013, no impairment losses were recorded.

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

During 2015, the Company recorded impairment losses of $ 5,777. During 2014 and 2013, no impairment losses were recorded (see Note 9).

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

Revenue arrangements with multiple deliverables are allocated using the relative selling price method. The Company determines the estimated selling price in multiple elements arrangements as follows:

The Company determines the ESP in multiple-element arrangements for the products, based on reviewing historical transactions, and considering several other external and internal factors including, but not limited to, pricing practices including discounting and competition.

The Company determines the selling price for maintenance and support based on VSOE of the price charged based on standalone sales (renewals) of such elements using a consistent percentage of the Company's product price lists.

Deferred revenues are classified as short and long-term based on their contractual term and recognized as revenues at the time the respective elements are provided

The Company records a provision for estimated product returns based on its experience with historical product returns and other known factors. Such provisions amounted to $ 688 and $ 1,147 as of December 31, 2015 and 2014, respectively.

m.	Advertising expenses:

Advertising expenses are charged to the statement of comprehensive loss, as incurred. Advertising expenses for the years ended December 31, 2015, 2014 and 2013 amounted to $ 1,201, $ 1,131 and $ 973, respectively.

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

Severance expense for the years ended December 31, 2015, 2014 and 2013, amounted to $ 2,286, $ 2,092 and $ 2,070, respectively.

p.	Accounting for stock-based compensation:

The Company accounts for stock based compensation in accordance with Accounting Standards Codification No. 718, "Compensation - Stock Compensation" ("ASC No. 718") that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of comprehensive loss.

ASC No. 718 requires forfeitures to be estimated at the time of the grant and revised in subsequent periods if actual forfeitures differ from those estimates.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table sets forth the total stock-based compensation expense resulting from stock options and RSUs granted to employees included in the consolidated statements of comprehensive loss, for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013

Cost of revenues	$324	$353	$368
Research and development	1,637	1,919	1,666
Sales and marketing	2,802	3,322	3,106
General and administrative	2,407	2,501	2,591

Total stock-based compensation expense	$7,170	$8,095	$7,731

The Company selected the binomial option pricing model as the most appropriate fair value method for its stock-based compensation awards with the following assumptions for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013

Suboptimal exercise multiple	3	3	3
Risk free interest rate	0.23%-2.35%	0.1%-2.73%	0.1%-2.77%
Volatility	37%-55%	44%-60%	53%-63%
Dividend yield	0%	0%	0%

The expected annual post-vesting and pre-vesting forfeiture rates affects the number of exercisable options. Based on the Company's historical experience, the annual post-vesting in 2015, 2014, and 2013 are 0%-14%.

The computations of expected volatility and suboptimal exercise multiple is based on the average of the Company's realized historical stock price volatility based on market capitalization and type of technology platform. The computation of the suboptimal exercise multiple and the forfeiture rates are based on the grantees expected exercise prior and post vesting termination behavior. The interest rate for period within the contractual life of the award is based on the U.S. Treasury Bills yield curve in effect at the time of grant. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

The expected life of the stock options represents the weighted-average period the stock options are expected to remain outstanding and is a derived output of the binomial model. The expected life of the stock options is impacted by all of the underlying assumptions used in the Company's model.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

q.	Treasury stock:

The Company repurchases its Ordinary shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity.

r.	Concentration of credit risks:

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

The Company's trade receivables are primarily derived from sales to customers located mainly in the United States, as well as in EMEA, APAC and Latin America. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its customers and establishes an allowance for doubtful accounts on a specific basis. Allowance for doubtful accounts amounted to $ 657 and $ 707 as of December 31, 2015 and 2014, respectively.

The Company has no significant off balance sheet concentrations of credit risk.

s.	Grants from the OCS:

Participation grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor in Israel ("OCS") for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development non royalty bearing grants recognized amounted to $ 1,252, $ 984 and $ 1,051 in 2015, 2014 and 2013, respectively.

t.	Income taxes:

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

u.	Basic and diluted net income (loss) per share:

Basic net income per share is computed based on the weighted average number of Ordinary Shares outstanding during each year. Diluted net income per share is computed based on the weighted average number of Ordinary Shares outstanding during each year, plus dilutive potential Ordinary Shares considered outstanding during the year, in accordance with FASB ASC 260 "Earnings Per Share".

For the years ended December 31, 2015, 2014 and 2013, all outstanding options and warrants have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive. See Note 16.

v.	Comprehensive income (loss):

The Company accounts for comprehensive loss in accordance with Accounting Standards Codification No. 220, "Comprehensive Income" ("ASC No. 220"). This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive loss represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to shareholders. The Company determined that its items of comprehensive income (loss) relate to unrealized gains and losses on hedging derivative instruments and unrealized gains and losses on available-for-sale marketable securities.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table shows the components and the effects on net loss of amounts reclassified from accumulated other comprehensive loss as of December 31, 2015:

	Year ended December 31, 2015
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Total

Balance as of December 31, 2014	$(164)	$(1,456)	$(1,620)
Changes in other comprehensive income (loss) before reclassifications	(266)	4	(252)
Amounts reclassified from accumulated other comprehensive income (loss) to :
Cost of revenues	-	76	76
Operating expenses	-	1,331	1,331
Financial income, net	5	-	(5)

Net current-period other comprehensive income (loss)	(261)	1,411	1,150

Balance as of December 31, 2015	$(425)	$(45)	$(470)

w.	Fair value of financial instruments:

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

The Company's earn-out consideration is classified within Level 3. The valuation methodology used by the Company to calculate the fair value consideration is the discounted cash flow using Monte-Carlo simulation method by taking into account, forecast future revenues, expected volatility and weighted average cost of debt of 2%.

x.	Derivatives and hedging:

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

y.	Business combinations:

The Company accounts for business combinations in accordance with ASC No. 805. ASC No. 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over the purchase price is recorded as goodwill and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and acquired income tax positions are to be recognized in earnings.

z.	Warranty costs:

The Company generally provides three months software and a one year hardware warranty for all of its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's experience. Warranty expenses for the years ended December 31, 2015, 2014 and 2013 were immaterial.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.	Recently Issued Accounting Pronouncements:

In November 2015, the FASB issued ASU 2015-17, “Balance Sheet Classification of Deferred Taxes”, which simplifies the presentation of deferred income taxes. This ASU requires that deferred tax assets and liabilities be classified as non-current in a statement of financial position. The Company early adopted ASU 2015-17 effective December 31, 2015 on a prospective basis. No prior periods were retrospectively adjusted.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”, an updated standard on revenue recognition. ASU 2014-09 provides enhancements to the quality and consistency of how revenue is reported while also improving comparability in the financial statements of companies reporting using IFRS and US GAAP. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. ASU 2014-09 was initially scheduled to be effective for annual and interim reporting periods beginning after December 15, 2016 and may be adopted either on a full retrospective or modified retrospective approach. However, on July 9, 2015, the FASB approved a one year deferral of the effective date of ASU 2014-09. The revised effective date is for annual reporting periods beginning after December 15, 2017 and interim periods thereafter, with an early adoption permitted as of the original effective date. The Company is still evaluating the impact of implementation of this standard on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)", which will replace the existing guidance in ASC 840, "Leases." The updated standard aims to increase transparency and comparability among organizations by requiring lessees to recognize lease assets and lease liabilities on the balance sheet and requiring disclosure of key information about leasing arrangements. This ASU is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods; early adoption is permitted and modified retrospective application is required. The Company is in the process of evaluating this guidance to determine the impact it will have on its financial statements.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31, 2015				December 31, 2014
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Available-for-sale - matures within one year:
Governmental debentures	$293	$-	$(0)	$293	$912	$1	$-	$913
Corporate debentures	20,077	1	(19)	20,059	14,231	18	(1)	14,248

	20,370	1	(19)	20,352	15,143	19	(1)	15,161
Available-for-sale - matures after one year through three years:
Governmental debentures	978	-	(6)	972	562	-	(9)	553
Corporate debentures	29,004	3	(230)	28,777	30,036	-	(89)	29,947

	29,982	3	(236)	29,749	30,598	-	(98)	30,500
Available-for-sale - matures after three years through five years:
Governmental debentures	344	-	(5)	339	-	-	-	-
Corporate debentures	14,650	5	(174)	14,481	8,694	-	(84)	8,610

	14,994	5	(179)	14,820	8,694	-	(84)	8,610

	$65,346	$9	$(434)	$64,921	$54,435	$19	$(183)	$54,271

All investments with an unrealized loss as of December 31, 2015 are with continuous unrealized losses for less than 12 months.

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

The Company's financial assets measured at fair value on a recurring basis, including accrued interest components, consisted of the following types of instruments as of December 31, 2015 and 2014, respectively:

	As of December 31, 2015
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Available-for-sale marketable securities	$-	$64,921	$-	$64,921
Foreign currency derivative contracts	-	401	-	401

Total financial assets	$-	$65,322	$-	$65,322

	As of December 31, 2014
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Available-for-sale marketable securities	$-	$54,271	$-	$54,271
Foreign currency derivative contracts	-	(899)	-	(899)

Total financial assets	$-	$53,372	$-	$53,372

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	DERIVATIVE INSTRUMENTS

The Company enters into hedge transactions with a major financial institution, using derivative instruments, primarily forward contracts and options to purchase and sell foreign currencies, in order to reduce the net currency exposure associated with anticipated expenses (primarily salaries and related expenses that are designated as cash flow hedges) in currencies other than U.S. dollar, and forecasted revenues denominated in Euro. The net loss (income) recognized in "Financial income, net" during the years ended December 31, 2015, 2014 and 2013 was $ (1,200), $ (2,144) and $ 181, respectively.

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

The Company records all derivatives on the consolidated balance sheets at fair value in accordance with ASC No. 820 at Level 2. The effective portion of cash flow hedges are recorded in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of cash flow hedges are adjusted to fair value through earnings in financial income, net. The Company does not enter into derivative transactions for trading purposes.

The Company had a net unrealized gain (loss) associated with cash flow hedges of $ (45) and $ (1,456) recorded in other comprehensive income (loss) as of December 31, 2015 and 2014, respectively. As of December 31, 2015 and 2014, the Company had outstanding hedge transactions in the amount of $ 18,361 and $ 28,436, respectively.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	DERIVATIVE INSTRUMENTS (Cont.)

The fair value of the outstanding foreign exchange contracts recorded by the Company on its consolidated balance sheets as of December 31, 2015 and 2014, as assets and liabilities is as follows:

Foreign exchange forward and		December 31,
options contracts	Balance sheet	2015	2014

Fair value of foreign exchange hedge transactions	Other receivables and prepaid expenses	$104	$41
Fair value of foreign exchange hedge transactions	Accrued expenses	(149)	(1,497)

Total derivatives designated as hedging instruments		$(45)	$(1,456)

Gain or loss on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive income (loss) to operating expenses for the years ended December 31, 2015 and 2014 were $ 1,407 and $ 717, respectively.

Non-designated hedges:

The Company also uses foreign currency forward contracts to mitigate variability in gains and losses generated from the re-measurement of certain monetary assets and liabilities denominated in foreign currencies. These derivatives do not qualify for special hedge accounting treatment. These derivatives are carried at fair value with changes recorded in financial income, net. Changes in the fair value of these derivatives are largely offset by re-measurement of the underlying assets and liabilities. Cash flows from such derivatives are classified as operating activities. The derivatives have maturities of approximately twelve months. As of December 31, 2015 and 2014, the Company’s transactions were $ 14,901 and $ 17,580, respectively.

NOTE 6:-	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2015	2014

Prepaid expenses	$1,959	$1,920
Government authorities	898	1,918
Grants receivable from the OCS	728	41
Foreign currency derivative contracts	566	676
Short-term lease deposits	215	136
Loan to third-party (1)	-	607
Others	147	85

	$4,513	$5,383

(1)
Represents a loan granted on January 1, 2014 to Optenet in the total amount of € 2,000, of which an amount of $ 1,215 is presented in non-current other assets as of December 31, 2014. The loan is due in equal payments in the amount of € 125 per quarter, and bears an annual interest rate of Eurobor + 5%. As of March 23, 2015, as part of the acquisition of Optenet, the remaining outstanding loan was considered part of the purchase price. (See Note 1b)

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	INVENTORIES

	December 31,
	2015	2014

Raw materials	$1,584	$1,796
Finished goods	8,585	8,313

	$10,169	$10,109

As of December 31, 2015 and 2014, the finished products line item above includes deferral of the cost of goods sold for which revenue was not yet recognized in the amount of approximately $ 572 and $ 1,336, respectively.

NOTE 8:-      PROPERTY AND EQUIPMENT, NET

	December 31,
	2015	2014
Cost:
Lab equipment	$12,527	$11,366
Computers and peripheral equipment	18,667	18,200
Office furniture and equipment	955	847
Leasehold improvements	1,164	1,056

	33,313	31,469
Accumulated depreciation:
Lab equipment	9,483	8,089
Computers and peripheral equipment	17,453	16,418
Office furniture and equipment	568	463
Leasehold improvements	620	542

	28,124	25,512

Depreciated cost	$5,189	$5,957

Depreciation expense for the years ended December 31, 2015, 2014 and 2013 was $ 2,813, $ 3,308 and $ 3,423, respectively.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	INTANGIBLE ASSETS, NET

a.	The following table shows the Company's intangible assets for the periods presented:

	December 31,
	2015	2014
Original Cost:

Technology *)	$9,111	$10,725
Backlog	1,877	1,491
Customer relationships **)	3,592	899

	$14,580	$13,115
Accumulated amortization:

Technology	$5,765	$3,592
Backlog	1,632	1,437
Customer relationships	1,064	537

	$8,461	$5,566

Amortized cost	$6,119	$7,549

*)
During 2015, the Company recorded an impairment loss of $ 3,214 and $ 2,432 related to technology purchased in 2012 from acquisitions of Ortiva Wireless Inc. and Oversi Networks Ltd. ("Oversi"), respectively, due to the Company's decision to reach end of life on the respective product lines. The impairment loss was recorded in cost of revenues.

**)
During 2015, the Company recorded an impairment loss of $ 131 related to Oversi's customer relationships, due to the Company's decision to reach end of life on the respective product line. The impairment loss was recorded in sales and marketing.

b.	Amortization expense for the years ended December 31, 2015, 2014 and 2013 was $ 2,895, $ 1,858 and $ 2,915, respectively.

c.	Estimated amortization expense for the years ending:

Year ending December 31,

2016	1,666
2017	1,488
2018	1,647
2019	1,318

Total	6,119

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2015	2014

Contingent consideration	$1,949	$-
Accrued expenses	1,758	3,241
Advances from customers	1,103	1,853
Accrued taxes	473	384
Foreign currency derivative contracts	163	1,575
Others	264	234

	$5,710	$7,287

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

In March 2013, the Company signed a non-cancelable agreement to rent offices for an average period of five years, starting July 2013. The total rental expenses are approximately $ 137 per month.

The U.S. subsidiary has an operating lease for office facilities in Woburn, Massachusetts and in San Diego, California, the leases expire on August 31, 2019 and on April 30, 2018, respectively. The Company's subsidiaries maintain smaller offices in South Africa, China, Singapore, Japan, New Zealand, UK, Spain, Colombia and various locations in Europe.

In addition, the Company has operating lease agreements for its motor vehicles, which terminate in 2016 through 2019.

Operating leases (offices and motor vehicles) expense for the years ended December 31, 2015, 2014 and 2013 was $ 2,828, $ 3,155 and $ 3,273, respectively.

As of December 31, 2015, the aggregate future minimum lease obligations (offices and motor vehicles) under non-cancelable operating leases agreements were as follows:

Year ending December 31,

2016	$2,690
2017	1,948
2018	894
2019	100

Total	$5,632

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Major subcontractor:

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

As of December 31, 2015, the Company's authorized share capital consists of NIS 20,000,000 divided into 200,000,000 Ordinary Shares, par value NIS 0.1 per share. Ordinary Shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends, if declared.

b.	Treasury stock:

In August 2015, the Company's Board of Directors authorized the repurchase of up to an aggregate of $ 15 million of the Company's Ordinary shares in the open market, subject to normal trading restrictions. During 2015 the Company purchased 25,000 of its Ordinary shares for a total consideration of $ 166,000. Total consideration for the purchase of these Ordinary shares was recorded as Treasury stock, at cost, as part of shareholders' equity.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

c.	Stock option plan:

A summary of the Company's stock option activity, pertaining to its option plans for employees and related information is as follows:

	Year ended December 31,
	2015		2014		2013
	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price

Outstanding at beginning of year	2,531,381	$11.99	2,875,003	$12.02	2,709,910	$11.03
Granted	704,348	$6.73	572,533	$11.93	749,255	$11.74
Forfeited	(320,496)	$15.13	(562,787)	$17.02	(254,290)	$11.64
Exercised	(103,267)	$1.28	(353,368)	$4.18	(329,872)	$2.83

Outstanding at end of year	2,811,966	$10.70	2,531,381	$11.99	2,875,003	$12.02

Exercisable at end of year	1,646,204	$11.99	1,440,143	$11.75	1,364,620	$10.38

Vested and expected to vest	2,197,848	$11.16	1,950,116	$11.97	2,117,348	$11.65

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal year 2015 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2015. This amount may change based on the fair market value of the Company's stock. The total intrinsic value of options outstanding at December 31, 2015, was $ 1,580. The total intrinsic value of exercisable options at December 31, 2015 was approximately $ 1,170. The total intrinsic value of options vested and expected to vest at December 31, 2015 was approximately $ 1,363.

The total intrinsic value of options exercised during the year ended December 31, 2015 was approximately $ 469. The number of options vested during the year ended December 31, 2015 was 300,466. The weighted-average remaining contractual life of the outstanding options as of December 31, 2015 is 6.26 years. The weighted-average remaining contractual life of exercisable options as of December 31, 2015 is 5.66 years.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2015, have been classified by exercise price, as follows:

Exercise price	Shares upon exercise of options outstanding as of December 31, 2015	Weighted average remaining contractual life	Shares upon exercise of options exercisable as of December 31, 2015
		Years

$23.31-27.58	161,176	5.56	143,345
$15.20-17.07	404,229	5.57	373,760
$10.16-14.68	997,927	7.47	578,824
$5.25-9.25	892,063	5.89	237,348
$0.03-4.95	356,571	4.92	312,927

	2,811,966		1,646,204

The following provides a summary of the restricted stock unit activity for the Company for the two years ended December 31, 2015:

	Year ended December 31,
	2015		2014
	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price

Outstanding at beginning of year	445,264	$12.43	14,208	$13.57
Granted	158,551	$8.52	561,873	$12.96
Vested	(159,912)	$11.22	(89,437)	$14.68
Forfeited	(84,499)	$12.57	(41,380)	$15.13

Unvested at end of year	359,404	$10.95	445,264	$12.43

As of December 31, 2015, $ 5,339 and $ 3,312 unrecognized compensation cost related to stock options and RSUs respectively is expected to be recognized over a weighted average vesting period of 2.13 years.

As of December 31, 2015, the Company holds outstanding options under the 2006 option plan. The outstanding options and RSUs are exercisable to 2,811,966 and 359,404 Ordinary shares respectively.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

Under the terms of the above option plan, options may be granted to employees, officers, directors and various service providers of the Company and its subsidiaries. The options generally become exercisable quarterly over a four-year period, commencing one year after date of the grant, subject to the continued employment of the employee. The options generally expire no later than ten years from the date of the grant. The exercise price of the options at the date of grant under the plans may not be less than the nominal value of the shares into which such options are exercised, any options, which are forfeited or cancelled before expiration, become available for future grants. As of December 31, 2015, 319,507 Ordinary shares are available for future issuance under the option plans.

In 2015 and 2014, the Company granted 1,732 and 8,333 options, respectively, to employees with an exercise price of $ 0.03, which was lower than the trading price of the Company's Ordinary Shares quoted on the NASDAQ Global Select Market on the date of the grants.

In addition to granting stock options, the Company granted 158,551 and 561,873 RSUs in 2015 and 2014, respectively under the 2006 option plan. RSUs vest over a four year period subject to the continued employment of the employee. RSUs that are cancelled or forfeited become available for future grants.

NOTE 13:-	TAXES ON INCOME

a.	Corporate tax rates:

The Israeli corporate tax rate in 2014 and 2015 is 26.5% (2013 - 25%).

In August 2013, the Israeli Parliament issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 ("the Budget Law"), which consists, among others, of taxation of revaluation gains effective from August 1, 2013 but contingent on the publication of regulations that define what should be considered as "retained earnings not subject to corporate tax" and regulations that set forth provisions for avoiding double taxation of foreign assets. As of the date of approval of these financial statements, no such regulations were issued.

a.	Foreign Exchange Regulations:

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

In 1998, the production facilities of the Company related to its computational technologies were granted the status of an "Approved Enterprise" under the Law. In 2004, expansion program was granted the status of "Approved Enterprise". According to the provisions of the Law, the Company has elected the alternative track of benefits and has waived Government grants in return for tax benefits. The period of tax benefits, detailed above, is limited to the earlier of 12 years from the commencement of production, or 14 years from the approval date.

According to the provisions of the Law under the alternative track, the Company's income may be tax-exempt for a period of two years commencing with the year it first earns taxable income, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five to eight years depending upon the level of foreign ownership of the Company.

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

The entitlement to the above benefits is contingent upon the fulfillment of the conditions stipulated in the Law, regulations published there under and the criteria set forth in the specific letters of approval. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and linked to changes in the Israeli CPI. As of December 31, 2015, management believes that the Company meets the aforementioned conditions.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

If the Company pays a dividend out of exempt income derived from the Approved and Beneficiary Enterprise, it will be subject to corporate tax in respect of the gross amount distributed, including any taxes thereon, at the rate which would have been applicable had it not enjoyed the alternative benefits, generally 10%-25%, depending on the percentage of the Company's Ordinary shares held by foreign shareholders. The dividend recipient is subject to withholding tax at the rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business. As of December 31, 2015, there are no profits earned by the Company Israel’s “Approved Enterprises” and “Beneficiary Enterprise”.

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

Under the 2011 Amendment, a uniform corporate tax rate will apply to all qualifying income of the Preferred Company, as opposed to the former law, which was limited to income from the Approved Enterprises and Beneficiary Enterprise during the benefits period. The uniform corporate tax rate was 7% in areas in Israel designated as Development Zone A and 12.5% elsewhere in Israel during 2013, 9% in development Zone A and 16% elsewhere in Israel, respectively, in 2014 and thereafter. The Company has not yet made an election to qualify as a Preferred Enterprise and therefore the rules of the 2011 amendment is not yet applied to the Company. As the Company operates outside of Zone A, once it will be elected it will be subject to the 16% tax rate.

A dividend distributed from income which is attributed to a Preferred Enterprise/Special Preferred Enterprise will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 15% in 2013 and 20% as of 2014 and 2015 (iii) non-Israeli resident - 15% in 2013 and 20% as of 2014 and 2015 subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

f.	Pre-tax income (loss) is comprised as follows:

	Year ended December 31,
	2015	2014	2013

Domestic	$(16,898)	$(3,792)	$(6,556)
Foreign	412	1,345	219

	$(16,486)	$(2,447)	$(6,337)

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

g.	A reconciliation of the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expenses is as follows:

	Year ended December 31,
	2015	2014	2013

Loss before taxes on income	$(16,486)	$(2,447)	$(6,337)

Theoretical tax expense computed at the Israeli statutory tax rate (26.5%, 26.5% and 25% for the years 2015, 2014 and 2013, respectively)	$(4,369)	$(649)	$(1,584)

Changes in valuation allowance	3,716	(1,328)	3,987
Increase (decrease) in losses and temporary differences due to change in Israeli corporate and “Approved Enterprise" tax	679	611	(3,650)
Write off of prepaid and withholding taxes	1,150	-	-
Foreign tax rates differences related to subsidiaries	103	(34)	4
Non-deductible expenses and other	181	(381)	(227)
Non-deductible share-based compensation expense	1,896	1,831	1,590

Actual tax expense	$3,356	$50	$120

h.	Income tax expense is comprised as follows:

	Year ended December 31,
	2015	2014	2013

Current taxes	$146	$612	$408
Deferred taxes (benefit)	2,060	(562)	(288)
Write off of prepaid and withholding taxes	1,150	-	-

	$3,356	$50	$120

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

i.	Net operating losses carry forward:

The Company has accumulated net operating losses for tax purposes as of December 31, 2015, in the amount of approximately $ 39,900, which may be carried forward and offset against taxable income in the future for an indefinite period. In December 2014, the Israeli Tax Authorities approved a final tax ruling with respect to the Company’s acquisition of Oversi. According to the ruling, the net operating losses may be offset against taxable income annually with a limitation of up to 14% of the total accumulated losses but no more than 50% of the Company's taxable income. As of December 31, 2015, the Company recorded a full valuation allowance with respect to its deferred tax assets in Allot Communications Ltd. of $ 1,331 and wrote-off prepaid and withholding taxes of $ 1,150 as the Company does not expect to utilize these tax assets in the near future. In addition, the Company has accumulated capital losses for tax purposes as of December 31, 2015, of approximately $ 27,300, which may be carried forward and offset against taxable capital gains in the future for an indefinite period, but are limited as stated above.  Management currently believes that since the Company has a history of losses, and uncertainty with respect to future taxable income, it is more likely than not that the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future. Thus, a valuation allowance was provided to reduce deferred tax assets to their realizable value.

The U.S. subsidiary has accumulated losses for U.S. federal income tax return purposes of approximately $ 4,075. The federal accumulated losses for tax purposes expire between 2024 and 2033. The state accumulated losses for tax purposes begin to expire in 2014. An amount of $ 1,707 of the net operating loss carry-forwards relates to excess tax deductions from stock options.

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

The European subsidiary is subject to French income taxes and has a net operating loss carry forward as of December 31, 2015 of approximately $ 4,000, which may be carried forward and offset against taxable income in the future for an indefinite period.

The Spanish subsidiary is subject to Spanish income taxes and has a net operating loss carry forward as of December 31, 2015 of approximately $ 750, which may be carried forward and offset against taxable income in the future for an indefinite period.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income taxes are as follows:

	December 31,
	2015	2014
Deferred tax assets:
Operating and capital loss carryforwards	$14,842	$13,103
Reserves and allowances	948	1,183

Deferred tax asset before valuation allowance	15,790	14,286
Valuation allowance	(15,124)	(11,408)
Net deferred tax asset	666	2,878

Deferred tax liability	(157)	(309)
Net deferred tax asset	$509	$2,569

k.	As of December 31, 2015 and 2014, the provision in respect of ASC 740-10 was $ 293 and $ 279, respectively. The accrued interest and penalties related to the provision in income taxes is immaterial.

The Company conducts business globally and, as a result, the Company or one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Israel, France, and the United States. With a few exceptions, the Company is no longer subject to Israeli final tax assessment through the year 2011 and the European and U.S. subsidiaries have final tax assessments through 2011.

NOTE 14:-	GEOGRAPHIC INFORMATION

Allot operates in a single reportable segment. Revenues are based on the location of the Company's channel partners which are considered as end customers, as well as direct customers of the Company:

	Year ended December 31,
	2015	2014	2013

Europe	$39,110	$41,238	$35,143
Asia and Oceania	28,495	41,990	29,909
Americas (excluding the United States)	14,347	3,299	5,323
Middle East and Africa	9,809	15,352	4,820
United States	8,206	15,307	21,350

	$99,967	$117,186	$96,545

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	GEOGRAPHIC INFORMATION (Cont.)

The following are the Company’s major customers:

	Year ended December 31,
	2015	2014	2013

Customer A	27%	27%	17%
Customer B	10%	17%	17%
Customer C	-	-	11%

	37%	44%	45%

The following presents total long-lived assets as of December 31, 2015 and 2014:

	December 31,
	2015	2014
Long-lived assets:
Israel	$4,924	$5,603
United States	109	181
Other	156	173

	$5,189	$5,957

NOTE 15:-	FINANCIAL INCOME, NET

	Year ended December 31,
	2015	2014	2013

Financial income:
Interest income	$2,174	$1,900	$1,358

Financial expenses:
Exchange rate differences and other	1,480	174	47
Amortization/accretion of premium/discount on marketable securities, net	1,278	1,066	584

	$(584)	$660	$727

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-    EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2015	2014	2013
Numerator:
Net loss	$(19,842)	$(2,497)	$(6,457)

Denominator:
Weighted average number of shares outstanding used in computing diluted net earnings per share	33,419,917	33,143,168	32,680,766

Basic and diluted net loss per share	$(0.59)	$(0.08)	$(0.20)

The following numbers of shares were excluded from the computation of diluted net less per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year ended December 31,
	2015	2014	2013

Ordinary shares	3,424,891	2,300,425	2,018,751

NOTE 17:-    SUBSEQUENT EVENT

On January 4, 2016, the Israeli Parliament's Plenum approved by a second and third reading the Bill for Amending the Income Tax Ordinance (No. 217) (Reduction of Corporate Tax Rate), 2015, which consists of the reduction of the corporate tax rate from 26.5% to 25%.

The deferred tax balances included in the financial statements as of December 31, 2015 are calculated according to the tax rates that were in effect as of the reporting date and do not take into account the potential effects of the reduction in the tax rate. Said effects will be included in the financial statements that will be issued starting from the date on which the new tax rate is substantially enacted, namely in the first quarter of 2016.