Form 20-F
period 2016-12-31
Allot Communications Ltd.
filed 2017-03-23
CIK 1365767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report……………………………… For the transition period from ______ to ______

Commission File Number 001-33129

ALLOT COMMUNICATIONS LTD.
(Exact Name of Registrant as specified in its charter)

ISRAEL
(Jurisdiction of incorporation or organization)

22 Hanagar Street
Neve Ne’eman Industrial Zone B
Hod-Hasharon 4501317
Israel
(Address of principal executive offices)

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value ILS 0.10 per share	The NASDAQ Stock Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2016: 33,057,719 ordinary shares, ILS 0.10 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes ☐           No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐           No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

TABLE OF CONTENTS

PART I
ITEM 1: Identity of Directors, Senior Management and Advisers	7
ITEM 2: Offer Statistics and Expected Timetable	7
ITEM 3: Key Information	7
Selected Financial Data	7
Capitalization and Indebtedness	9
Reasons for Offer and Use of Proceeds	9
Risk Factors	9
ITEM 4: Information on Allot	25
History and Development of Allot	25
Business Overview	25
Organizational Structure	35
Property, Plants and Equipment	35
ITEM 4A: Unresolved Staff Comments	35
ITEM 5: Operating and Financial Review and Prospects	36
Operating Results	36
Liquidity and Capital Resources	47
Research and Development, Patents and Licenses	48
Trend Information	49
Off-Balance Sheet Arrangements	49
Contractual Obligations	49
ITEM 6: Directors, Senior Management and Employees	50
Directors and Senior Management	50
Compensation of Officers and Directors	53
Board Practices	56
Employees	62
Share Ownership	62
ITEM 7: Major Shareholders and Related Party Transactions	65
Major Shareholders	65
Related Party Transactions	66
Interests of Experts and Counsel	67
ITEM 8: Financial Information	67
Consolidated Financial Statements and Other Financial Information	67
Significant Changes	68
ITEM 9: The Offer and Listing	68
Stock Price History	68
Markets	69
ITEM 10: Additional Information	69
Share Capital	69
Memorandum and Articles of Association	69
Material Contracts	74
Exchange Controls	74
Taxation	74
Documents on Display	86
Subsidiary Information	87

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

A.	Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “ITEM 5: Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The consolidated statements of operations data for the years ended December 31, 2014, 2015 and 2016 and the consolidated balance sheet data as of December 31, 2015 and 2016 are derived from our audited consolidated financial statements included in “ITEM 18: Financial Statements,” which have been prepared in accordance with generally accepted accounting principles in the United States. The consolidated statements of operations for the years ended December 31, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements which are not included in this annual report.

	Year ended December 31,
	2012	2013	2014	2015	2016
	(in thousands, except per share and share data)
Consolidated Statements of Operations:
Revenues:
Products	$77,127	$66,318	$77,240	$62,642	$54,432
Services	27,625	30,227	39,946	37,325	35,937
Total revenues	104,752	96,545	117,186	99,967	90,369
Cost of revenues(1):
Products	26,857	20,572	27,389	26,707	20,401
Services	4,180	6,246	7,350	6,720	7,494
Expenses related to the settlement of the Israel Innovation Authority(2)	15,886	-	-	-	-
Total cost of revenues	46,923	26,818	34,739	33,427	27,895
Gross profit	57,829	69,727	82,447	66,540	62,474
Operating expenses:
Research and development, gross	24,915	28,073	29,998	27,674	24,827
Less grant participation	2,855	1,051	984	1,252	606
Research and development, net(1)	22,060	27,022	29,014	26,422	24,221
Sales and marketing(1)	34,127	39,817	44,599	43,318	35,290
General and administrative(1)	10,664	9,952	11,941	12,702	9,812
Total operating expenses	66,851	76,791	85,554	82,442	69,323
Operating income (loss)	(9,022)	(7,064)	(3,107)	(15,902)	(6,849)
Financing income (expenses), net	1,358	727	660	(584)	1,059
Income (loss) before income tax expenses (benefit)	(7,664)	(6,337)	(2,447)	(16,486)	(5,790)
Income tax expenses (benefit)	(926)	120	50	3,356	2,204
Net income (loss)	$(6,738)	$(6,457)	$(2,497)	$(19,842)	$(7,994)
Basic net earnings (loss) per share	$(0.21)	$(0.20)	$(0.08)	$(0.59)	$(0.24)
Diluted net earnings (loss) per share	$(0.21)	$(0.20)	$(0.08)	$(0.59)	$(0.24)
Weighted average number of shares used in computing basic net earnings (loss) per share	31,959,921	32,680,766	33,143,168	33,419,917	33,202,309
Weighted average number of shares used in computing diluted net earnings (loss) per share	31,959,921	32,680,766	33,143,168	33,419,917	33,202,309
___________________
(1)	Includes stock-based compensation expense related to options and restricted stock units, or RSUs, granted to employees and others as follows:

	Year ended December 31,
	2012	2013	2014	2015	2016
	(in thousands)
Cost of revenues	$222	$368	$353	$324	$367
Research and development expenses, net	1,186	1,666	1,919	1,637	1,240
Sales and marketing expenses	2,060	3,106	3,322	2,802	1,833
General and administrative expenses	1,349	2,591	2,501	2,407	1,701
Total	$4,817	$7,731	$8,095	$7,170	$5,141

(2)	Represents the full balance of the contingent liability related to grants received, which was paid in 2013.

	At December 31,
	2012	2013	2014	2015	2016
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$50,026	$42,813	$19,180	$15,470	$23,326
Short-term deposits and restricted deposits	78,188	38,000	59,000	42,903	29,821
Marketable securities	14,841	40,798	54,271	64,921	60,507
Working capital	131,598	133,362	138,174	126,756	123,980
Total assets	221,791	199,257	212,948	208,215	190,940
Total liabilities	52,670	29,330	37,968	44,810	33,637
Accumulated deficit	(67,385)	(73,842)	(76,339)	(96,181)	(104,175)
Share capital	761	774	819	837	843
Total shareholders’ equity	169,121	169,927	174,980	163,405	157,303

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have a history of net losses in all fiscal years since our inception, other than in 2006 and 2011. We had a net loss of $8.0 million in 2016, resulting mainly from a decrease in both products revenues and services revenues. We had a net loss of $19.8 million in 2015, resulting mainly from impairment charge of $5.8 million, tax expenses which amounted to $3.4 million (including $2.7 million of deferred tax asset and pre-paid tax expenses write-off) and a decrease in product revenues.  We had a net loss of $2.5 million in 2014, resulting from an inventory write-off of approximately $3.4 million due to launches of newer versions of our products, which rendered certain products in our inventory obsolete. We can provide no assurance that we will be able to achieve or maintain profitability, and we may incur losses in the future if we do not generate sufficient revenues.

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

Our Deep Packet Inspection (DPI) technology enabled offerings face significant competition from router and switch infrastructure companies that integrate functionalities into their platforms, addressing some of the same types of issues that our products are designed to address. In addition, increased network encryption could limit the ability of our DPI solutions to provide analytic information.

Our security products are offered to operators and are deployed in their networks, enabling them to provide security services to their end customers. Such products face significant competition from companies that directly approach end customers and offer them security applications to be installed on their devices; companies that approach the business enterprise sector through distribution channels and offer cloud security products; and companies that offer security products bundled with other products.  By offering our security products to operators that provide security services to both business enterprises and individual end customers, we aim to expand the reach of our products. However, such business model may prove to be slower to market or less effective than our competitors' models, in which case our business may be harmed.

Certain of our current direct competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources.  As the intelligent broadband solutions market has grown, including the markets for DPI enabled solutions for mobile networks and for security products, new competitors have entered and may continue to enter the market.   Furthermore, our market may be subject to industry consolidation, as companies attempt to maintain or strengthen their positions in our evolving industry. For example, some of our current and potential competitors have made acquisitions or have announced new strategic alliances designed to position them to provide many of the same products and services that we provide to both the service provider and enterprise markets. Industry consolidation may result in stronger competitors that are better able to compete as sole-source vendors for customers, may cause price reductions, reduced gross margins and loss of market share.

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

We derived  44%, 37%, and 42% of our total revenues in 2014, 2015 and 2016, respectively, from two Tier 1 mobile and fixed operators. In addition, revenues from individual customers may fluctuate from time to time based on the timing and the terms under which orders are received and the duration of the delivery and implementation of such orders, potentially resulting in decreases in revenues from such customers. The loss of any significant customer or a significant decrease in business from any such customer could have a material adverse effect on our revenues, results of operations and financial condition.

Demand for our products may be impacted by government regulation of the telecommunications industry.

Service providers are subject to government regulation in a number of jurisdictions in which we sell our products. There are several proposals in the United States, Europe and elsewhere for regulating service providers’ ability to prioritize applications in their networks. Advocates for regulating this industry claim that collecting premium fees from certain “preferred” applications would distort the market for Internet applications in favor of larger and better-funded content providers. They also claim that this would impact end-users who already purchased broadband access only to experience response times that differ based on content provider. Opponents believe that content providers who support bandwidth-intensive applications should be required to pay service providers a premium in order to support further network investments. On June 12, 2015, the Open Internet Report and Order on Remand, Declaratory Ruling, and Order (the “Open Internet Order”), issued by the United States Federal Communications Commission (the “FCC”), went into effect.  The Open Internet Order sets forth rules, grounded, among others, on Title II of the Communications Act of 1934; the Open Internet Order regulates both fixed and mobile Internet Service Providers (ISPs) and prohibits them, subject to reasonable network management, from blocking and/or throttling of lawful content, applications, services, or non-harmful devices, and from unreasonably interfering or disadvantaging of (i) end users’ ability to select, access service of the lawful Internet content, applications, services, or devices of their choice or (ii) edge providers’ ability to make lawful content, applications, services, or devices available to end users. The Open Internet Order also prohibits paid prioritization of content. On April 30, 2016, Regulation (EU) 2015/2120 of the European Parliament and of the Council came into effect, setting forth the first EU-wide Net Neutrality (“Open Internet”) rules. Under these rules, blocking, throttling and discrimination of internet traffic by ISPs is prohibited in the EU, with three exceptions: (i) compliance with legal obligations; (ii) integrity of the network; and (iii) congestion management in exceptional and temporary situations.  Under these rules, there can be no prioritization of traffic in the internet access service. However, equal treatment permits reasonable day-to-day traffic management according to objectively justified technical requirements, and which must be independent of the origin or destination of the traffic and of any commercial considerations.

However,  these rules also allow internet access providers, as well as content and applications providers,  to offer special  services with specific quality requirements, (provided  the Open Internet is not negatively affected by the provision of these services). Such specialized services cannot be a substitute to internet access services, can only be provided if there is sufficient network capacity to provide them in addition to any internet access service and must not be to the detriment of the availability or general quality of internet access services for end-users.

Such regulation of both fixed and mobile ISPs may limit ISPs' ability to manage, prioritize and monetize their network. Additionally, these regulations may attract growing public debate and attention of regulators in other jurisdictions we operate in. Demand from service providers, in affected jurisdictions, for the traffic management and subscriber management features of our products may be adversely affected by such regulations. A decrease in demand for these features could adversely impact sales of our products and could have a material adverse effect on our business, financial condition or result of operations.

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

We endeavor to enhance our products by offering higher system speeds, additional features and value-added products, such as security and parental control products, among other value added products and support for additional applications and enhanced reporting tools. We also continuously endeavor to assure our solutions comply with contemporary network and software architectures such as virtualized network services (NFV).

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

We will need to invest heavily in the continued development of our technology in order to keep pace with rapid changes in applications, increased broadband network speeds, network security threats and with our competitors’ efforts to advance their technology. Our ability to develop and deliver effective product offerings depends on many factors, including identifying our customers’ needs, technical implementation of new services and integration of our value-added products with our customers’ existing network infrastructure. While we will continue to introduce innovative value-added products, we cannot provide any assurance that any new products we introduce will achieve the same degree of success that we have with our existing products. Designers of broadband applications and distributors of various network security threats that our products identify, manage or mitigate, are using increasingly sophisticated methods to avoid detection and management and/or mitigation by network operators.

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

Our sales cycles to large service providers, including carriers, mobile operators and cable operators, are generally lengthy because these end-customers consider our products to be capital equipment and undertake significant testing to assess the performance of our products within their networks. Furthermore, many of our product and service arrangements with our customers provide that the final acceptance of a product or service may be specified by the customer. In such instances, we do not recognize the revenue until all acceptance criteria have been met. As a result, we often invest significant time from initial contact with a large service provider until it decides to incorporate our products into its network, and we may not be able to recognize the revenue from a customer until all acceptance criteria have been satisfied. We may also expend significant resources in attempting to persuade large service providers to incorporate our products into their networks without success. Even after deciding to purchase our products, the initial network deployment of our products by a large service provider may last up to one year and in certain instances up to one and a half years. If a competitor succeeds in convincing a large service provider to adopt that competitor’s product, it may be difficult for us to displace the competitor because of the cost, time, effort and perceived risk to network stability involved in changing solutions. As a result, we may incur significant expenses without generating any sales, which could adversely affect our profitability.

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

We depend on third-party channel partners, such as distributors, resellers, original equipment manufacturers, or OEMs, and system integrators, to market and sell a material portion of our products to end-customers. In 2016, approximately 41% of our revenues were derived from channel partners. Our channel partners are also responsible for installing our products and providing initial customer support for them. As a result, we depend on the ability of our channel partners to successfully market and sell our products to these end-customers. We also depend on our ability to maintain our relationships with existing channel partners and to develop relationships with new channel partners in key markets. We can give no assurance that our channel partners will market our products effectively, receive and fulfill customer orders for our products on a timely basis or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. In addition, any failure by our channel partners to provide adequate initial support to end-customers could result in customer dissatisfaction with us or our products, which could result in a loss of customers, harm our reputation and delay or limit market acceptance of our products. Our products are complex and it takes time for a new channel partner to gain experience in the operation and installation of these products. Therefore, it may take a period of time before a new channel partner can successfully market, sell and support our products if an existing channel partner ceases to sell our products. Additionally, our agreements with channel partners are generally not exclusive and our channel partners may market and sell products that compete with our products. Our agreements with our distributors and resellers are usually for an initial one-year term and following the expiration of this term, can be terminated by either party. We can give no assurance that these agreements will remain in effect, and any termination of one or more of the agreements may adversely affect our profitability and results of operations.

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

Because depend on our distributors and agents outside of Israel for compliance and adherence to local laws and regulations, significant political or regulatory developments in those jurisdictions, such as those stemming from the recent change in the presidential administration in the U.S. or the U.K.’s “Brexit” referendum are difficult to predict and may have a material adverse effect on us.   For example, in the United States, the new presidential administration has expressed support for and may implement greater restrictions on free trade and increase tariffs on goods imported into the United States, as well as a comprehensive tax reform, including in corporate and income taxation. We cannot predict whether quotas, duties, tariffs, taxes or other similar restrictions will be imposed by the United States or other countries upon the import or export of our products in the future. However, changes in U.S. political, regulatory and economic conditions or in its policies governing international trade and foreign manufacturing and investment in the U.S. could adversely affect our sales in the U.S.

In the United Kingdom, a recent referendum was held in which voters approved an exit from the E.U., commonly referred to as “Brexit.” On February 8, 2017, the U.K.’s House of Commons approved a bill authorizing the government to start exit talks with the E.U. The impact on us from Brexit will depend, in part, on the outcome of tariff, trade, regulatory and other negotiations. Brexit could also lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which E.U. laws to replace or replicate. Any of these developments could adversely affect our sales in Europe.

We are also subject to the U.S. Foreign Corrupt Practices Act and may be subject to similar worldwide anti-bribery laws that generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Some of the countries in which we operate have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices.

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

In the past few years, we have increased sales of our Value Added Services. However, sales of our traffic management systems continue to account for a major portion of our revenues, and accounted for 57%, 58% and 50% of our total revenues in 2014, 2015 and 2016, respectively. We expect the traffic management systems will continue to account for a considerable portion of our revenues in the immediate future. If we are unable to increase these sales, our business will suffer. In addition, service providers may choose embedded or integrated solutions using routers and switches from larger networking vendors over a standalone solution that we offer. Any factor adversely affecting our ability to sell, or the pricing of or demand for, our traffic management systems and network management system, would severely harm our ability to generate revenues and could have a material adverse effect on our business.

We integrate into or bundle various third-party solutions with our products and may integrate or offer additional third-party solutions in the future. If we lose the right to use such solutions, our sales could be disrupted and we would have to spend additional capital to replace such components.

We integrate various third-party solutions into our products and offer third-party solutions bundled with our products.  We may integrate or offer additional third-party solutions in the future. Sales of our products could be disrupted if such third-party solutions were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to spend additional capital to either source alternative third-party solutions, redesign our products to function with alternate third-party solutions or develop substitute components ourselves. As a result, our sales may be delayed and/or adversely affected and we might be forced to limit the features available in our current or future product offerings, which could have a material adverse effect on our business.

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

Demand for our security products depends, in part, on continued evolution of on-line threat as well as on  operators’ interest in providing security services to their end customers.

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

As of December 31, 2016, we had a patent portfolio consisting of twenty two issued U.S. patents and two pending patent applications. While we plan to protect our intellectual property with, among other things, patent protection, there can be no assurance that:

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

Unfavorable or unstable economic conditions  in the markets in which we operate could have a material adverse effect on our business, financial condition or operating results.

In recent years, economies worldwide have demonstrated instability. Negative economic conditions in the global economy or certain regions such as the European Market, from which we derived 38% of our revenues in 2016,   could cause a decrease in spending on the types of products and services that we offer.

Additionally, if the worldwide economy remains unstable or further deteriorates, enterprises, telecommunication carriers and service providers in affected regions may significantly reduce or postpone capital investments, which could result in reductions in sales of our products or services, longer sales cycles, slower adoption of new technologies and increased price competition in such regions. Such circumstances would have a material adverse effect on our results of operations and cash flows.

Further, because a substantial portion of our operating expenses consists of salaries, we may not be able to reduce our operating expenses in line with any reduction in revenues and, therefore, may not be able to continue to generate increased revenues and manage our costs to maintain profitability.

Our international operations expose us to the risk of fluctuations in currency exchange rates.

Our revenues are generated primarily in U.S. dollars and a major portion of our expenses are denominated in U.S. dollars. As a result, we consider the U.S. dollar to be our functional currency. A significant portion of our revenue is also generated in Euros, or EUR. Other significant portions of our expenses are denominated in Israeli shekel (ILS) and to a lesser extent in Euros and other currencies. Our ILS-denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in ILS. In the past years, we have experienced material fluctuation between the ILS and the U.S. dollar and we anticipate that the ILS will continue to fluctuate against the U.S dollar in the future. In 2016, the ILS appreciated by approximately 1.5% against the U.S. dollar and in 2015 the ILS depreciated by approximately 0.3% against the U.S. dollar. In 2016, the EUR depreciated by approximately 3.3% against the U.S. dollar, and  in 2015 the EUR depreciated by approximately 10.5% against the U.S. dollar. If the U.S. dollar weakens against the ILS or other currencies we are exposed to negative impact on our results of operations. We use derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on balance sheet accounts and forecast cash flows. We may not purchase derivative instruments adequately to insulate ourselves from foreign currency exchange risks. The volatility in the foreign currency markets may make hedging our foreign currency exposures challenging. In addition, because a portion of our revenue is not earned in U.S. dollars, fluctuations in exchange rates between the U.S. dollar and the currencies in which such revenue is earned may have a material adverse effect on our results of operations and financial condition. If we wish to maintain the U.S. dollar-denominated value of our products when they are sold in a non-U.S. dollar currency devaluation in the non-U.S. dollar currencies relative to the U.S. dollar could cause our customers to decrease orders and adversely affect our revenue, financial condition and results of operations.

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

Our quarterly financial performance is likely to vary in the future, and may not meet our expectations or the expectations of analysts or investors, which may lead to additional volatility in our share price. The market price of our ordinary shares may be volatile and could fluctuate substantially due to many factors, including, but not limited to:

•	announcements or introductions of technological innovations, new products, product enhancements or pricing policies by us or our competitors;

•	winning or losing contracts with service providers;

•	disputes or other developments with respect to our or our competitors’ intellectual property rights;

•	announcements of strategic partnerships, joint ventures or other agreements by us or our competitors;

•	recruitment or departure of key personnel;

•	regulatory developments in the markets in which we sell our products;

•	our future repurchases, if any, of our ordinary shares pursuant to our current share repurchase program and/or any other share repurchase program which may be approved in the future;

•	our sale of ordinary shares or other securities;

•	changes in the estimation of the future size and growth of our markets; or

•	market conditions in our industry, the industries of our customers and the economy as a whole.

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

As a foreign private issuer, we are permitted under NASDAQ Rule 5615(a)(3) to follow Israeli corporate governance practices instead of the NASDAQ Stock Market requirements that apply to U.S. companies. As a condition to following Israeli corporate governance practices, we must disclose which requirements we are not following and describe the equivalent Israeli law requirement. We must also provide NASDAQ with a letter from our Israeli outside counsel, certifying that our corporate governance practices are not prohibited by Israeli law. As a result of these exemptions, our shareholders do not have the same protections as are afforded to shareholders of a U.S. company. We currently follow Israeli home country practices with regard to the quorum requirement for shareholder meetings and shareholder approval of equity compensation plans requirements.  As permitted under the Israeli Companies Law, 5759-1999, or the Companies Law, our articles of association provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person or by proxy who hold at least 25% of the voting power of our shares instead of 33 1/3% of our issued share capital (as prescribed by NASDAQ's rules). We submitted a letter from our outside counsel in connection with this item prior to our initial public offering in November 2006. We do not seek shareholder approval for equity compensation plans in accordance with the requirements of the Companies Law, which does not fully reflect the requirements of Rule 5635(c).  We submitted a letter from our outside counsel in connection with this item in June 2008.

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

We would lose our foreign private issuer status if (a) a majority of our outstanding voting securities were either directly or indirectly owned of record by residents of the United States and (b)(i) a majority of our executive officers or directors were United States citizens or residents, (ii) more than 50 percent of our assets were located in the United States or (iii) our business were administered principally in the United States. Our loss of foreign private issuer status would make U.S. regulatory provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose, under U.S. law, more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or the average percentage of our assets which produce passive income or which are held for the production of passive income (“passive assets”) is at least 50% of our total net assets, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for such taxable year. Publicly traded corporations must determine the percentage of assets on the basis of the value of their assets. No definitive guidance has been issued by the U.S. government concerning how to value the assets of a foreign public company for PFIC testing purposes. It can be inferred from the legislative history that the fair market value of the total assets of a publicly traded foreign corporation can be more easily measured, and is therefore likely to be less burdensome to taxpayers, by applying the “market capitalization” method. Under the market capitalization method, the total asset value of a company would be considered to equal the aggregate fair market value of its outstanding stock (i.e., its market capitalization) plus its outstanding liabilities, as of a relevant testing date. However, the legislative history did not specify the circumstances under which it would be appropriate to use the “market capitalization” method, or that such method was an exclusive means for valuing the total assets of a publicly traded corporation. Accordingly, if the market capitalization approach is found to be insufficient in the context of the facts and circumstances of a particular case, other reasonable valuation methods may be employed to determine the fair market value of a corporation’s assets. In certain circumstances, including extremely volatile market conditions, it may be appropriate to apply alternative valuation methods, to more accurately determine the fair market value of our assets, such as a valuation of the assets by an independent qualified expert. Given the volatility of the capital markets in recent years, we have obtained an independent valuation of our company for the 2016 tax year, as well as an opinion from a U.S. tax advisor that, applying the results of the independent valuation of our company which employed an approach other than the market capitalization approach, and which provided the reasoning underlying the use of such approach, we should not be a PFIC for the 2016 taxable year. We considered such valuation in determining the value of our total assets and we also considered the above-referenced opinion. On that basis, we believe that we were not a PFIC for the 2016 tax year; however there can be no certainty that the IRS will not challenge such a position and determine that based on the IRS’s interpretation of the asset test, we were a PFIC for the 2016 tax year. Thus, there can be no assurance that we will not be considered a PFIC for 2016 or for any other taxable year.  U.S. Holders should consult their own tax advisors concerning the implication of the PFIC rules in his, her or its particular circumstances. See “ITEM 10: Taxation–United States Federal Income Taxation–Passive Foreign Investment Company Considerations.”

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

Disruption to our IT systems could adversely affect our reputation and have a material adverse effect on our business and results of operations.

Our business operations, production facilities and research and development technologies rely on our IT systems to collect, analyze and store our data. There can be no guarantee that our back-up storages will be effective if it becomes necessary to rely on them. If our existing or future IT systems do not function properly, or if the IT systems prove incompatible with new technologies, we could experience interruptions in data transmissions and slow response times, preventing us from completing routine business, production or research activities.

Additionally, our IT systems contain personal, financial and other information that is entrusted to us by our customers and employees as well as financial, proprietary and other confidential information related to our business. Despite our investments in risk prevention and contingencies, data protection, prevention of intrusions, data leaks and access control systems, we can provide no assurance that our current IT systems are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. Any such security breach, whether actual or alleged, could result in system disruptions or shutdowns and/or destruction, alteration, theft or unauthorized disclosure of confidential information. The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has risen as the number, intensity and sophistication of attempted attacks and intrusions from around the world has increased. Furthermore, there has been heightened legislative and regulatory focus on data security in the U.S. and abroad, including requirements for varying levels of customer notification in the event of a data breach. As we continue to develop our technologies, we may need to update our IT systems and storage capabilities. Any such breach of our information security can result in adverse publicity, a loss of customer confidence, reduced sales and profits, and criminal penalties or civil liabilities, any of which could materially adversely affect our business, operating results and financial condition.

Lastly, disruption or failure of our IT systems for technical reasons, due to natural disasters or other unanticipated catastrophic events, including power interruptions, storms, fires, floods, earthquakes, acts of war or terrorism, could significantly impair our ability to deliver our products on schedule and materially and adversely affect our relationships with our partners and customers, our business, our reputation and our results of operations.

Risks Relating to our Location in Israel

Conditions in Israel could adversely affect our business.

We are incorporated under Israeli law and our principal offices, research and development division and manufacturing facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and continued with varying levels of severity into 2016. In recent years, these have included, among others, hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel, causing casualties and significant disruption of economic activities. Any armed conflicts, terrorist activities or political instability in the region may affect a significant portion of our work force, which is located in Israel, and may limit materially our ability to obtain raw materials from these countries or sell our products to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development and manufacturing, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2016, we employed 440 people, of whom 254 were based in Israel. Some of our employees in Israel are obligated to perform annual military reserve duty in the Israel Defense Forces, depending on their age and position in the army. Additionally, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. Our operations could be disrupted by the absence of one or more of our executive officers or key employees for a significant period due to military service and any significant disruption in our operations could harm our business. The full impact on our workforce or business if some of our executive officers and employees are called upon to perform military service, especially in times of national emergency, is difficult to predict. Additionally, the absence of a significant number of employees at our manufacturing subcontractor, Flex, as a result of military service obligations may disrupt their operations and could have a material adverse effect on our ability to timely deliver products to customers may be materially adversely affected.

The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

Our investment program in equipment at our facility in Hod-Hasharon, Israel, has been granted approved enterprise status and we are therefore eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investments Law. We also have been granted benefited enterprise status.  We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2016, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $46.6 million. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investments Law and its regulations and the criteria set forth in the specific certificate of approval. If we do not meet these requirements, the tax benefits would be canceled and we could be required to refund any tax benefits and investment grants that we received in the past. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are cancelled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate in Israel for 2017 is 24% and for 2018 and thereafter will be 23% and was 25.0% and 26.5% in 2016 and 2015, respectively.

Effective January 1, 2011, the Investment Law was amended. Under the amended Investment Law, the criteria for receiving tax benefits were revised. Under the transition provisions of the new legislation, a company may decide to irrevocably implement the new amendment while waiving benefits provided under the current law or to remain subject to the current law. In the future, we may not be eligible to receive additional tax benefits under this law. The termination or reduction of these tax benefits would increase our tax liability, which would reduce our profits. Finally, in the event of a distribution of a dividend from the abovementioned tax-exempt income, in addition to withholding tax at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 20% in 2014 and onwards, and (iii) non-Israeli resident – 20% in 2014 and onwards subject to a reduced tax rate under the provisions of an applicable double tax treaty, would be subject to income tax on the amount distributed in accordance with the effective corporate tax rate which would have been applied had we not enjoyed the exemption. See “ITEM 10: Additional Information—Taxation—Israeli Tax Considerations and Government Programs.”

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

We have received grants from the Israel Innovation Authority (formerly known as the Office of the Chief Scientist of the Ministry of Economy) for the financing of a portion of our research and development expenditures in Israel, pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984, referred to as the Research and Development Law. In the future we may not receive grants or we may receive significantly smaller grants from the Israel Innovation Authority, and our failure to receive grants in the future could adversely affect our profitability.

In 2014, 2015 and 2016 we received and accrued non-royalty-bearing grants totaling $1.0 million, $1.3 million and $0.6 million, respectively, from the Israel Innovation Authority, representing 3.3%, 4.5% and 2.4%, respectively, of our gross research and development expenditures. In 2014 and 2015 we qualified to participate in two non-royalty-bearing research and development programs, and in one such program in 2016, funded by the Israel Innovation Authority to develop generic technology relevant to the development of our products. Such programs are approved pursuant to special provisions of the Research and Development Law. We were eligible to receive grants constituting between 40% and 55% of certain research and development expenses relating to these programs. Although the grants under these programs are not required to be repaid by way of royalties, the restrictions of the Research and Development Law described below apply to these programs.

The provisions of the Research and Development Law and the terms of the Israel Innovation Authority grants prohibit us from transferring manufacturing products which we originally planned to manufacture in Israel outside of Israel if they incorporate technologies funded by the Israel Innovation Authority, and from transferring intellectual property rights in technologies developed using these grants, without special approvals from the Israel Innovation Authority.

Even if we receive approval to manufacture our products outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. Know-how developed under an approved research and development program may not be transferred to any third-parties, except in certain circumstances and subject to prior approval. Similarly, even if we receive approval to transfer intellectual property rights in technologies developed using these grants, we may be required to repay a multiple of the original grants to the Israel Innovation Authority. In addition, if we fail to comply with any of the conditions and restrictions imposed by the Research and Development Law or by the specific terms under which we received the grants, we may be required to refund any grants previously received together with interest and penalties, and may be subject to criminal charges.

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

Overview

We are a leading global provider of visibility, intelligence, security and monetization solutions that enable service providers and enterprises  to protect and personalize the digital experience. Allot’s flexible and highly scalable service delivery framework leverages the intelligence in data networks, enabling service providers to get closer to their customers, safeguard network assets and users, and accelerate time-to-revenue for value-added services.

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

Network Security Threats

As reliance on the Internet has grown, service provider and enterprise networks have become increasingly vulnerable to a wide range of security threats, including distributed denial of service attacks, spambots malware and other threats. These attacks are designed to flood the network with traffic that consumes all the available bandwidth and hinder the ability to provide high quality broadband access to subscribers or to prevent enterprises from using mission-critical applications. These threats also compromise network and data integrity. We believe service providers and enterprises must protect against such attacks by detecting and neutralizing malicious traffic at very early stages before such threats can compromise network integrity and services.

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

Integrated Solutions

Our integrated broadband solutions allow mobile, fixed and enterprise operators to elevate their role in the digital lifestyle ecosystem and expand into new business opportunities. Our solutions enable our customers to increase revenues by monetizing network usage through value-added products and services, value-based charging, reduce costs by optimizing the delivery and performance of OTT content and cloud computing services and improve customer loyalty by personalizing operator offerings with various choices of service tiers and digital lifestyle options.

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

•
“Security as a Service” Solutions enable operators to secure the digital experience against online threats and harmful content, by providing network based Security as a Service (SECaaS) to their end customers.

•	Network Core Security Solutions, focused on identifying and blocking large scale Distributed Denial of Service (DDoS) attacks on the core network elements of service providers.

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

High-Performance Platforms

•
Allot Service Gateway 9500 provides visibility, control and security of  application and user traffic in cloud data centers and ISP networks. The platform provides a unified framework and single point of integration for traffic visibility and policy enforcement, charging, as well as pre-integrated services, including, web and cyber security, and web optimization, cyber threat protection, data sourcing, and network analytics.

•
Allot Service Gateway Tera powers the deployment and delivery of digital lifestyle services in fixed, mobile and cloud networks that are on the path to software-defined networking (SDN) and virtualized network services (NFV). The Allot Service Gateway Tera provides a unified framework for traffic detection, policy enforcement and service integration across any access network, and helps manage traffic loads, keeping pace with the growing demand for services and the complex needs of application delivery. Allot Service Gateway Tera supports both physical and virtual service deployment and serves as a single point of seamless integration in the network for real-time data sourcing, traffic management, service chaining, application-based charging, endpoint protection and anti-DDoS, as well as value-added services from other leading vendors.

•
Allot Service Gateway Virtual Edition provides contemporary, software only based version of our Service Gateway functionality, enabling telecommunication service providers to deploy leading integrated network intelligence, policy enforcement and revenue-generating services in a scalable manner, which complies with any hardware and orchestration infrastructure used by the provider. Our Service Gateway Virtual Edition enables both on-premises and cloud deployments, and provides the promise of expansion on demand based on the actual traffic dynamic of the network.

•
Allot Secure Service Gateway integrates network intelligence, policy enforcement, and web security in a single scalable platform for large enterprises. This unified platform offers enterprises a cost-effective solution of advance technologies for visibility, control and security of their network. Allot’s SSG ranges from several hundred Mbps (megabits per second ) to several dozen Gbps, hence providing full coverage to even the most complex enterprise network.

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

•
Allot ClearSee Data Source: Extracts a rich variety of raw traffic statistics from operator networks, enriches it with data from operator business systems, and loads it into a cutting-edge data warehouse where it is transformed into modeled data objects that are meaningful to telco operators and easy to manipulate using the Allot ClearSee Analytics application. This valuable source data may also be exported to external analytics tools and other business applications.

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
•
Allot WebSafe Business: Enables managed security service providers to protect the digital assets of business customers, whose applications are migrating to the cloud and whose employees are increasingly mobile. Allot WebSafe Business provides flexible, multi-tenant Security as a Service to small and medium business (SMB) customers, including, web (URL) filtering, anti-malware, application control and mail security.

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

•
McAfee Unified Security Powered by Allot: Provides end-to end security capabilities through combining Allot’s multi-tenant network-based security platform and McAfee endpoint protection. Offering On-Net and Off-Net coverage, the solution blends advanced threat detection technologies in network and at the endpoint with customer intelligence and comprehensive personalization capabilities to deliver a scalable platform that simplifies security service activation, service awareness, operation and management.

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

Customers

We have a global, diversified customer base consisting primarily of mobile and fixed service providers, cable operators, private networks, data centers, governments and enterprises. We derive a significant and growing portion of our revenue from direct sales to large mobile and fixed-line service providers. We generate the remainder of our revenue through a select and well-developed network of channel partners, generally consisting of distributors, resellers, OEMs and system integrators. In 2016, we derived 38% of our revenues from Europe, 31% from Asia and Oceania, 14% from the Middle East and Africa and 14% from the Americas (excluding the United States) and 3% from the United States. For a breakdown of total revenues by geographic location, see “ITEM 5.A – Operating Results – Results of Operations – Revenues.”

Channel Partners

We market and sell our products to end-customers both by direct sales and through channel partners, which include distributors, resellers, OEMs and system integrators. A significant portion of our sales occur through our channel partners. In 2016, approximately 41% of our revenues were derived from channel partners. Our channel partners are responsible for installing and providing initial customer support for our products. Our channel partners are located around the world and address most major markets. Our channel partners target a range of end-users, including carriers, alternative carriers, cable operators, private networks, data centers and enterprises in a wide range of industries, including government, financial institutions and education. Our agreements with channel partners that are distributors or resellers are generally non-exclusive, for an initial term of one year and automatically renew for successive one-year terms unless terminated. After the first year, such agreements may typically be terminated by either party upon ninety days prior notice.

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

We have organized our worldwide sales efforts into the following territories: North America, South America, Europe, the Middle East and Africa; and Asia and Oceania. We have regional offices in the United States, Israel, France, United Kingdom, Spain, Colombia, Singapore, Japan, New Zealand, China, Italy and India and a regional presence in Germany, Mexico, Brazil, Hong Kong, South Korea, South Africa and Australia.

As of December 31, 2016, our sales and marketing staff, including product management and business development functions, consisted of 99 employees.

Service and Technical Support

We believe our technical support and professional services capabilities are a key element of our sales strategy. Our technical staff provides support and professional services, as well as assists in presale activities and advises channel partners on the integration of our solutions into end-customer networks. Our basic warranty to end-customers (directly or through our partners) is three months for software and twelve months for hardware. Generally, end-customers are also offered a choice of one year or multi-year customer support programs when they purchase our products. These customer support programs can be renewed at the end of their terms. Our end-customer support plans generally offer the following features:

•	unlimited 24/7 access to our global support organization, via phone, email and online support system, provided by regional support centers;

•	expedited replacement units in the event of a warranty claim;

•	software updates and upgrades offering new features and protocols and addressing new and changing network applications; and

•	periodic updates of solution documentation, technical information and training.

Our support plans are designed to maximize network up-time and minimize operating costs. Our customers, including partners and their end-customers, are entitled to take advantage of our around-the-clock technical support which we provide through our six support centers, located in France, Israel, Singapore, India, Colombia and the United States. We also offer our customers, 24-hour access to an external web-based technical knowledge base, which provides technical support information and, in the case of our channel partners, enables them to support their customers independently and obtain follow up and support from us.

Many of our strategic customers purchase special support contracts, which include specifics service levels (for example, with respect to response time, restoration time, resolution time, on-site support, spare parts management, and resident engineers).

We also offer particular professional services, such as, network audit, solution  design, project management, business intelligence reports, customer project documentation, integration services, interoperability testing and training and specific customizations.

The expenditures associated with the technical support staff are allocated in our statements of comprehensive loss between sale and marketing expenses and cost of goods sold, based on the roles of and tasks performed by personnel.

As of December 31, 2016, our technical staff consisted of 117 employees, including 52 technical support persons, 51 deployment and professional services engineers, 6 documentation and training persons, and eight business operation and CS management.

Research and Development

Our research and development activities take place primarily in Israel. We also have research and development activities in Spain and Mexico. As of December 31, 2016, 117 of our employees in Israel, 42 of our employees in Spain and four of our employees in Mexico, were engaged primarily in research and development. We devote a significant amount of our resources towards research and development in order to introduce new products and continuously enhance existing products and to support our growth strategy. We have assembled a core team of experienced engineers, many of whom are leaders in their particular field or discipline and have technical degrees from top universities and have experience working for leading Israeli or international networking companies. These engineers are involved in advancing our core technologies, as well as in applying these core technologies to our product development activities. In previous years, our research and development efforts have benefited from royalty-bearing grants from the Israel Innovation Authority. As of December 31 2016, there are no outstanding royalties due from us to the Israel Innovation Authority. In 2016, we benefited from additional grants from the Israel Innovation Authority, however, these grants do not bear royalties. Under the terms of those grants we are required to perform our manufacturing activities within the state of Israel, as a condition to maintaining these benefits. The State of Israel does not own any proprietary rights in technology developed with the Innovation Authority funding and there is no restriction related to the Israel Innovation Authority on the export of products manufactured using technology developed with the Israel Innovation Authority funding (other limitations on export apply under applicable law). For a description of restrictions on the transfer of the technology and with respect to manufacturing rights, please see “ITEM 3: Key Information—Risk Factors—The government grants we have received for research and development expenditures require us to satisfy specified conditions and restrict our ability to manufacture products and transfer technologies outside of Israel. If we fail to comply with these conditions or such restrictions, we may be required to refund grants previously received together with interest and penalties and may be subject to criminal charges.”

Manufacturing

We subcontract the manufacture and repair of the hardware components of our Service Gateway platforms and our NetEnforcer traffic management systems to Flex (Israel) Ltd., which manufactures these components in accordance with our design. This strategy enables us to reduce our fixed costs, focus on our core research and development competencies and provide flexibility in meeting market demand. Flex (Israel) is contractually obligated to provide us with manufacturing services based on agreed specifications, including manufacturing, assembling, testing, packaging and procuring the raw materials for our devices. We are not required to provide any minimum orders. Our agreement with Flex (Israel) is automatically renewed annually for additional one-year terms. Flex (Israel) may terminate our agreement with them at any time during the term upon prior notice. We retain the right to procure independently any of the components used in our products. Flex (Israel) has a U.S. affiliate to which it can, with the prior consent of the Israel Innovation Authority, transfer manufacturing of our products if necessary, in which event we may be required to pay increased royalties to the Israel Innovation Authority. We expect that it would take approximately six months to transition manufacturing of our products to an alternate manufacturer.

We subcontract the integration of our security software products with an off-the- shelf hardware platforms provided by Lenovo and Hewlett Packard Enterprise (HP).  Based on verbal understandings, Arrow ocs (Israel) performs the integration of the software product with HP servers, while Malam-Team (Israel)  performs the integration of such software with Lenovo Servers. Such hardware components are manufactured in accordance with our design.

We design and develop internally a number of the key components for our products, including printed circuit boards.  Some of the hardware components of our products are obtained from single or limited sources. Since our products have been designed to incorporate these specific components, any change in these components due to an interruption in supply or our inability to obtain such components on a timely basis may require engineering changes to our products before we could incorporate substitute components. In particular, we purchase the central processing unit for our Service Gateway platforms and for our NetEnforcer products from NetLogic Microsystems, Inc. (now part of Broadcom Corporation, recently acquired by Avago). We also purchase off the shelf hardware components from single or limited sources for our  security and Traffic Management products. We carry approximately three to six months of inventory of key components. We also work closely with our suppliers to monitor the end-of-life of the product cycle for integral components, and believe that in the event that they announce end of life, we will be able to increase our inventory to allow enough time for replacing such components. The agreements with our suppliers do not contain any minimum purchase or supply commitments. Product testing and quality assurance is performed by our contract manufacturer using tests and automated testing equipment and according to controlled test documentation we specify. We also use inspection testing and statistical process controls to assure the quality and reliability of our products.

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

We customarily require our employees, customers, distributors, resellers, software testers, technology partners and contractors to execute confidentiality agreements or agree to confidentiality undertakings when their relationship with us begins. Typically, our employment contracts also include assignment of intellectual property rights for all inventions developed by employees, non-disclosure of all confidential information, and non-compete clauses, which generally restrict the employee for six months following termination of employment. The enforceability of non-compete clauses in certain jurisdictions in which we operate may be limited. See “ITEM 3: Key Information—Risk Factors— If we are unable to successfully protect the intellectual property embodied in our technology, our business could be harmed significantly.” Because our product designs and software are stored electronically and thus are highly portable, we attempt to reduce the portability of our designs and software by physically protecting our servers through the use of closed networks, which prevent external access to our servers.

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

As of December 31, 2016, we had twenty two issued U.S. patents and two pending patent applications in the United States. We expect to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

We have obtained a U.S. trademark registration for one of our key marks that we use to identify our products or services: “NetEnforcer.”

Government Regulation

See “ITEM 5: Overview—Government Grants” for a description of grants received from the Israel Innovation Authority of the Ministry of Economy.

C.	Organizational Structure

As of December 31, 2016, we held directly and indirectly the percentage indicated of the outstanding capital stock of the following subsidiaries:

Company	Jurisdiction of Incorporation	Percentage Ownership
Allot Communications Inc.	United States	100%
Allot Communications Europe SARL	France	100%
Allot Communications (Asia Pacific) Pte. Limited	Singapore	100%
Allot Communications (UK) Limited (with branches in Spain, Italy and Germany)	United Kingdom	100%
Allot Communications Japan K.K.	Japan	100%
Allot Communications (New Zealand) Limited (with a branch in Australia)	New Zealand	100%
Oversi Networks Ltd.	Israel	100%
Allot Communications (Hong Kong) Ltd	Hong Kong	100%
Allot Communications Africa (PTY) Ltd	South Africa	100%
Allot Communications India Private Ltd	India	100%
Allot Communications Spain, S.L. Sociedad Unipersonal	Spain	100%
Allot Communications (Colombia) S.A.S	Colombia	100%
Allot MexSub	Mexico	100%

* Allot Communications Ltd. also holds a branch in Colombia.

D.	Property, Plant and Equipment

Our principal administrative and research and development activities are located in our approximately 68,049 square foot (6,322 square meter) facilities in Hod-Hasharon, Israel. The leases for our facilities vary in dates and terms, with the main facility’s non-stabilized lease  expiring in June 2018.

We also lease a 5,888 square foot (547 square meter) facility in Woburn, Massachusetts, for the purposes of our U.S. sales and marketing operations pursuant to a lease that expires in August 2019. We lease a total of 10,872 square foot (1,010 square meter) in three facilities in Spain, mainly for our sales and research and development operations in Spain, pursuant to lease agreements. The lease agreement of our main site in Spain expires on October 2017. We lease other smaller facilities for the purpose of our sales and marketing and support activities in France, the United Kingdom, Italy, Germany, Singapore, China, Japan, South Africa, Colombia, New Zealand and India.

ITEM 4A: Unresolved Staff Comments

Not applicable.

ITEM 5: Operating and Financial Review and Prospects

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2016 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with US GAAP.  This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “ITEM 3.D: Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

A.	Operating Results

Overview

We are a leading global provider of security and monetization solutions that enable service providers and enterprises to protect and personalize the digital experience. Allot’s flexible and highly scalable service delivery framework leverages the intelligence in data networks, enabling service providers to get closer to their customers, safeguard network assets and users, and accelerate time-to-revenue for value-added services. Our customers use our solutions to create sophisticated policies to monitor network applications, enforce quality of service policies that guarantee mission-critical application performance, mitigate security risks and leverage network infrastructure investments. Demand from users for faster and more reliable access to the Internet, an increase in the number and complexity of broadband applications, and growth in mobile data-enhanced smartphones have resulted in the rapid proliferation of broadband access networks in recent years. Our carrier-class products are used by service providers to offer subscriber-based and application-based tiered services that enable them to optimize their service offerings, reduce churn rates and increase ARPU.

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

In 2016, the primary drivers of our revenues were the mobile and fixed markets, which were highlighted by our ongoing relationship with global Tier 1 mobile and fixed operators groups.

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

Customer concentration. We derived 44%, 37% and 42% of our total revenues from two Tier 1 mobile and fixed operators in 2014, 2015 and 2016, respectively.

Geographical breakdown.  See “ITEM 4B: Information on Allot—Business Overview—Customers” for the geographic breakdown of our revenues by percentage for the years ended December 31, 2014, 2015 and 2016.

Cost of revenues and gross margins

Our products’ cost of revenues consists primarily of costs of materials, manufacturing services and overhead, warehousing and product testing. Our services’ cost of revenues consists primarily of salaries and related personnel costs for our customer support staff as well as the royalty payments mentioned above. We expect our percentage of gross margin to decrease as a result of additional personnel hiring and other operational expenditures related to product and services sales. Such increases may be partially offset by increased sales of our value added products and services, as their related cost of revenues is generally lower. In 2014 our gross margin decreased, primarily due to inventory write-offs of $3.4 million due to product cycle replacement. Specifically in 2014 we launched the service gateway TERA and reduced the level of inventories related to the old product lines. In 2015 our gross margin decreased, primarily due to intangible assets impairment of $5.8 million derived from Oversi’s and Ortiva’s technologies acquired in 2012 due to our decision to reach end of life on the respective product lines. In 2016 we recorded no intangible assets impairment and as a result our gross margin increased compared to 2015.

Operating expenses

Research and development. Our research and development expenses consist primarily of salaries and related personnel costs, costs for subcontractor services, depreciation, rent and costs of materials consumed in connection with the design and development of our products. We expense all of our research and development costs as they are incurred. Our net research and development expenses are comprised of gross research and development expenses offset by financing through grants from the Israel Innovation Authority. Such participation grants are recognized at the time at which we are entitled to such grants on the basis of the costs incurred and included as a deduction of research and development expenses (see - “Government Grants” below). We believe that significant investment in research and development, including hiring high quality research and development personnel, is essential to our future success.

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

While we do not expect our operating expenses to increase in 2017, they may increase in future periods.

Financial income, net

Financial income, net consists primarily of interest earned on our cash balances and other financial investments, foreign currency exchange gains or losses, gains or losses resulting from the sale of marketable securities and bank fees.

In 2014, we had $0.7 million financial income, net. In 2015, we had $0.6 million financial expenses, net. The change in 2015 was primarily attributed to foreign currency exchange losses.  In 2016, we had $1.1 million financial income, net. The change in 2016 was primarily attributed to interest earned on our cash balances and other financial investments.

In addition, financial income, net, may fluctuate due to foreign currency exchange gains or losses, as well as interest rate changes. See “—Factors Affecting Our Performance.”

Approved Enterprise

Our facilities in Hod-Hasharon, Israel have been granted Approved Enterprise status under the Encouragement of Capital Investments Law, 1959, and enjoy certain tax benefits under this program. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2016, our net operating loss carry forwards for Israeli tax purposes totaled approximately $46.6 million, which includes losses related to our acquisition of Oversi. As a result of our acquisition of Oversi, we may offset operating losses in Israel against taxable income annually with a limitation of up to 14% of the total accumulated loss but no more than 50% of our taxable income. Income derived from other sources, other than through our “Approved Enterprise” status, during the benefit period will be subject to the regular corporate tax rate.

Government Grants

Our research and development efforts have been financed, in part, through grants from the Israel Innovation Authority under our approved plans in accordance with the Research and Development Law. In 2014, 2015 and 2016 we received grants from the Israel Innovation Authority through non-royalty bearing programs.

Factors Affecting Our Performance

Our business, financial position and results of operations, as well as the period-to-period comparability of our financial results, are significantly affected by a number of factors, some of which are beyond our control, including:

Customer concentration. We derived 42% of our total revenues in 2016 from two global Tier 1 mobile and fixed operator groups. While we have some visibility into the likely scope of the customers’ projects, our relationships are conducted solely on a purchase order basis and we do not have any commitment for future purchase orders from these customers. The loss of any of such significant customers could harm our results of operations and financial condition.

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

Cost of revenues and cost reductions. Our cost of revenues as a percentage of total revenues was 29.7% for 2014, 33.4% for 2015 and 30.9% for 2016. Our products use off-the-shelf components and typically the prices of such components decline over time. However, the introduction and sale of new or enhanced products and services may result in an increase in our cost of revenues. We make a continuous effort to identify cheaper components of comparable performance and quality. We also seek improvements in engineering and manufacturing efficiency to reduce costs. Our products incorporate features that are purchased from third parties. In addition, new products usually have higher costs during the initial introduction period. We generally expect such costs to decline as the product matures and sales volume increases. The introduction of new products may also involve a significant decrease in demand for older products. Such a decrease may result in a devaluation or write-off of such older products and their respective components. In 2014, we recorded a write-off of $3.4 million of inventory to our cost of revenues, due to product cycle replacement. Specifically in 2014 we launched the service gateway TERA that supersedes the service gateway Sigma and Sigma E and as a result of the faster than anticipated adoption, we reduced the level of inventories related to the old product lines. The growth of our customer base is usually coupled with increased service revenues primarily resulting from increased maintenance and support. In addition, the growth of our installed base with large service providers may result in increased demand for professional services, such as training and installation services. An increase in demand for such services may require us to hire additional personnel and incur other expenditures. However, these additional expenses, handled efficiently, may be utilized to further support the growth of our customer base and increase service revenues. The increase of our cost of revenues in 2015 was primarily due to intangibles assets impairment of $5.8 million derived from Oversi’s and Ortiva’s technologies acquired in 2012 due to our decision to phase out the respective product lines. In 2016 we recorded no intangible assets impairment and as a result our gross margin increased compared to 2015.

Currency exposure. A majority of our revenues and a substantial portion of our expenses are denominated in the U.S. dollar. However, a significant portion of our revenues is incurred in currencies other than U.S. dollar, mostly in Euro. In addition, a significant portion of our expenses, associated with our global operations, including personnel and facilities-related expenses, are incurred in currencies other than the U.S. dollar; this is the case primarily in Israel and to a lesser extent in other countries in Europe and Asia. Consequently, a decrease in the value of the U.S. dollar relative to local currencies will increase the dollar cost of our operations in these countries. A relative decrease in the value of the U.S. dollar would be partially offset to the extent that we generate revenues in such currencies. In order to partially mitigate this exposure we have decided in the past and may decide from time to time in the future to enter into hedging transactions. We may discontinue hedging activities at any time. As such decisions involve substantial judgment and assessments primarily regarding future trends in foreign exchange markets, which are very volatile, as well as our future level and timing of cash flows of these currencies, we cannot provide any assurance that such hedging transactions will not affect our results of operations when they are realized. See Note 5 to our consolidated financial statements included elsewhere in this annual report for further information. Also see “ITEM 11: Quantitative and Qualitative Disclosure About Market Risk.”

Interest rate exposure. We have a significant amount of cash that is currently invested primarily in interest bearing vehicles, such as bank time deposits and available for sale marketable securities. These investments expose us to risks associated with interest rate fluctuations. See “ITEM 11: Quantitative and Qualitative Disclosure About Market Risk.”

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

For the products, we determined the “BESP” based on management’s estimated selling price by reviewing historical transactions and considering multiple other factors, including but not limited to, pricing practices including discounting, and competition.

For the maintenance and support, the Company determined BESP  based on VSOE of the price charged based on standalone sales (renewals) of such elements using a consistent percentage of the Company's product price lists in the same territories.

Provision for returns. We provide a provision for product returns based on its experience with historical sales returns. Such provisions amounted to $0.9 million, $0.7 million and $1.1 million as of December 31, 2016, 2015 and 2014, respectively.

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

In connection with the grant of options and RSUs, we recorded total stock-based compensation expenses of $8.1 million in 2014, $7.2 million in 2015, and $5.1 million in 2016. In 2016, $0.4 million, $1.2 million, $1.8 million and $1.7 million of our stock-based compensation expense resulted from cost of revenue, research and development expenses, net, sales and marketing expenses and general and administrative expenses, respectively, based on the department in which the recipient of the option grant was employed. As of December 31, 2016, we had an aggregate of $5.0 million of unrecognized stock-based compensation remaining to be recognized over a weighted average vesting period of 2.3 years.

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventory and discontinued products. Inventory write-off provision as of December 31, 2016, 2015 and 2014 totaled $2.0 million, $1.7 million,  and $4.5 million, respectively.

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

As of December 31, 2016, we held available for sale marketable securities of $60.5 million. As of December 31, 2016, the unrealized loss recorded in other comprehensive income was $0.1 million.

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

We perform an annual impairment analysis of goodwill at December 31 of each year, or more often as applicable. We operate in one operating segment, and this segment comprises only one reporting unit. The provisions of ASC No. 350 require that a two-step impairment test be performed on goodwill at the level of the reporting units. In the first step, we compare the fair value of the reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and no further testing is required to be performed. If the carrying value of the net assets exceeds the fair value, then we must perform the second step of the impairment test in order to determine the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference.

We believe that our business activity and management structure meet the criterion of being a single reporting unit for accounting purposes. We performed an annual impairment analysis as of December 31, 2016 and determined that the carrying value of the reporting unit was more than the fair value of the reporting unit. Fair value is determined using market capitalization. During the years ended 2014, 2015 and 2016, no impairment losses were recorded.

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

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC No. 360, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2016, no impairment losses in respect of intangible assets were recorded. During 2015, we recorded impairment losses of $5.8 million in respect of intangible assets. During 2014, no such impairment losses were recorded.

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

In Israel, we have accumulated operating loss carry forwards of approximately $46.6 million and capital losses of approximately $27.3 million for tax purposes as of December 31, 2016, which may be carried forward and offset against taxable capital gains in the future for an indefinite period. In the United States, the accumulated losses for U.S. federal income tax return purposes were approximately $5.5 million as of December 31, 2016, and expire between 2026 and 2032. We believe that because of our history of losses, and uncertainty with respect to future taxable income, it is more likely than not that some of the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future, and therefore, a valuation allowance was provided to reduce deferred tax assets to their realizable value. The valuation allowance for the year ended December 31, 2016 was $14.7 million.

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

For more information regarding recently issued accounting pronouncements see note 2 to the Financial Statements.

Results of Operations

The following table sets forth our statements of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2014	2015	2016
Revenues:
Products	65.9%	62.7%	60.2%
Services	34.1	37.3	39.8
Total revenues	100.0	100.0	100.0
Cost of revenues:
Products	23.4	26.7	22.6
Services	6.3	6.7	8.3
Total cost of revenues	29.7	33.4	30.9
Gross profit	70.3	66.6	69.1
Operating expenses:
Research and development, net	24.8	26.4	26.8
Sales and marketing	38.1	43.3	39.1
General and administrative	10.2	12.7	10.9
Total operating expenses	73.1	82.4	76.7
Operating loss	2.7	15.8	7.6
Financing income (expenses), net	0.6	(0.6)	1.2
Loss before income tax expense	2.1	16.4	6.4
Income tax (expense) benefit	0.0	(3.4)	(2.4)
Net loss	2.1%	19.8%	8.8%

Revenues

The following table sets forth a breakdown of our revenues by geographic locations for the periods indicated:

	Revenues by Location
	2016	% Revenues	2015	% Revenues	2014	% Revenues
	($ in thousands)
Revenues:
Europe	$34,279	38%	$39,110	39%	$41,238	35%
Asia and Oceania	27,700	31%	28,495	29%	41,990	36%
Middle East and Africa	12,365	14%	9,809	10%	15,352	13%
United States	2,931	3%	8,206	8%	15,307	13%
Americas (excluding United States)	13,094	14%	14,347	14%	3,299	3%
Total Revenues	$90,369	100%	$99,967	100%	$117,186	100%

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues

Products.   Product revenues decreased by $8.2 million, or 13.1%, to $54.4 million in 2016 from $62.6 million in 2015. The decrease in revenues in 2016 was attributable to a decrease in the number of transactions with large Tier-1 operators compared to 2015 and the sharp decrease in the EUR and other currencies against the U.S. dollar.

Services.   Service revenues decreased by $1.4 million, or 3.7%, to $35.9 million in 2016 from $37.3 million in 2015. A material part of the sales of our Services is linked to the sales of our Products, which decreased due to the factors described above. Such factors also contributed to the decrease in Services revenues.

Product revenues comprised 60.2% of our total revenues in 2016, a decrease of 2.4% compared to 2015 while the services revenues portion of total revenues increased by 2.4%.

Cost of revenues and gross margin

Products.  Cost of product revenues decreased by $6.3 million, or 23.6%, to $20.4 million in 2016 from $26.7 million in 2015. Product gross margin increased to 62.5% in 2016 from 57.4% in 2015. The decrease of our cost of product revenues in 2016 was a mainly the result of an intangible assets impairment of $5.8 million in 2015 derived from Oversi’s and Ortiva’s technologies acquired in 2012 due to our decision to reach end of life on the respective product lines1.

Services.  Cost of services revenues increased by $0.8 million, or 11.5%, to $7.5 million in 2016 from $6.7 million in 2015. This increase was attributed to additional personnel hiring and increase in operational expenditures related to service sales.

Total gross margin, increased to 69.1% in 2016 from 66.6% in 2015.

Operating expenses

During 2016, the Company endeavored to reduce its operating expenses by decreasing, among others, its head count and other operating expenses.

Research and development. Gross research and development expenses decreased by $2.8 million, or 10.3%, to $24.8 million in 2016 from $27.7 million in 2015. Research and development expenses as a percentage of total revenues increased to 27.5% in 2016 from 27.7% in 2015.

Sales and marketing. Sales and marketing expenses decreased by $8.0 million, or 18.5%, to $35.3 million in 2016 from $43.3 million in 2015.

Sales and marketing expenses as a percentage of total revenues decreased to 39.1% in 2016 from 43.3% in 2015.

General and administrative. General and administrative expenses decreased by $2.9 million, or 22.8%, to $9.8 million in 2016 from $12.7 million in 2015.

General and administrative expenses as a percentage of revenues decreased to 10.9% in 2016 from 12.7% in 2015.

Financial income, net. In 2016 we had $1.1 million financial income, net, and in 2015, we had $0.6 million financial expenses, net.  The change in 2016 was primarily attributed to interest earned on our cash balances and other financial investments.

Income tax expense. Income tax expense in 2016 was $2.2 million, compared to income tax expense of $3.4 million in 2015. This decrease was due to a write-off of $2.1 million of deferred tax assets done in 2015, which was offset by an increase in write-off of unutilized withholding taxes of $0.6 million in 2016.

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

Total gross margin, decreased to 66.6% in 2015 from 70.4% in 2014

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

As of December 31, 2016, we had $23.3 million in cash and cash equivalents, $60.5 million available for sale marketable securities and $29.8 million in short-term deposits. As of December 31, 2016, our working capital, which we calculate by subtracting our current liabilities from our current assets, was $123.9 million.

Based on our current business plan, we believe that our existing cash balances will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next twelve months. If our estimates of revenues, expense or capital or liquidity requirements change or are inaccurate and are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange additional debt financing. In addition, we may seek to sell additional equity or arrange debt financing to give us financial flexibility to pursue attractive acquisitions or investment opportunities that may arise in the future.

Operating activities.

During 2016, we used $3.5 million in cash and cash equivalents from operating activities. Net cash used in operating activities consisted mainly of a net loss of $8.0 million, depreciation, amortization and impairment of intangible assets of $4.0 million, $5.1 million of stock-based compensation expense, a decrease of $2.9 million in inventory, a decrease of $0.8 million in employees and payroll accruals, an increase of $0.3 million in trade receivables, a decrease of $4.2 million in deferred revenues attributed to sales which revenue recognition criteria were met while cash was collected in the previous years, a decrease of $3.8 million in trade payables, a decrease of $0.2 in long-term deferred taxes, net, a decrease of $0.7 million in other receivables and prepaid expenses and $0.7 million related to other operating activities.

Net cash we provided in operating activities in 2015 was $4.2 million. Net cash provided in operating activities consisted mainly of a net loss of $19.8 million, depreciation, amortization and impairment of intangible assets of $11.5 million, $7.2 million of stock-based compensation expense, an increase of $0.06 million in inventory, an increase of $0.9 million in employees and payroll accruals, an increase of $0.8 million in trade receivables, an increase of $2.0 million in deferred revenues attributed to sales which revenue recognition criteria were met while cash was collected in the previous years, an increase of $2.2 million in trade payables, a decrease of $1.4 million in long-term deferred taxes, net, an increase of $2.6 million in other receivables and prepaid expenses and $2.4 million related to other operating activities.

During 2014, we provided $15.8 million in cash and cash equivalents from operating activities. Net cash provided in operating activities consisted mainly of a net loss of $2.5 million, depreciation and amortization of intangible assets of $5.2 million, $8.1 million of stock-based compensation expense, a decrease of $3.7 million in inventory, an increase of $1.1 million in employees and payroll accruals, an increase of $6.9 million in trade receivables, an increase of $1.9 million in deferred revenues attributed to sales which revenue recognition criteria were met while cash was collected in the previous year, an increase of $3.1 million in trade payables and $2.1 million related to other operating activities.

Investing activities.

Net cash provided by investing activities in 2016 was $15.0 million, primarily attributable to an investment in available-for sale marketable securities of $29.7 million and the purchase of property and equipment of $1.6 million. The above changes were partially offset by redemption of marketable securities of $33.2 million and redemptions of short-term bank deposits of $12.9 million.

Net cash used by investing activities in 2015 was $7.9 million, primarily attributable to acquisitions of $9.9 million, an investment in available-for sale marketable securities of $34.1 million and the purchase of property and equipment of $2.2 million. The above changes were partially offset by redemption of marketable securities of $22.2 million and redemptions of short-term bank deposits of $16.3 million.

Net cash used in investing activities in 2014 was $40.9 million, primarily attributable to the investments of short-term bank deposits of $21.0 million, an investment in available-for sale marketable securities of $22.7 million and the purchase of property and equipment of $3.4 million and a loan granted to a third party of $2.1 million. The above changes were partially offset by redemption of marketable securities of $8.2 million.

We expect that our capital expenditures will total approximately $2.9 million in 2017. We anticipate that these capital expenditures will be primarily related to further investments in lab equipment for research and development and for leasehold improvements.

Financing activities.

Net cash used in financing activities in 2016 was $3.7 million, which was attributable to issuance of share capital through the exercise of stock options and RSUs of $0.1 million and repurchase of our ordinary shares of $3.8 million.

Net cash used in financing activities in 2015 was $0.03 million, which was attributable to issuance of share capital through the exercise of stock options and RSUs of $0.13 million and repurchase of our ordinary shares of $0.17 million.

Net cash provided by financing activities in 2014 was $1.5 million, which was attributable to issuance of share capital through the exercise of stock options and RSUs of $1.5 million.

C.	Research and Development, Patents and Licenses

In previous years, our research and development efforts have benefited from royalty-bearing grants from the Israel Innovation Authority. In 2014, 2015 and 2016, we benefited from non-royalty bearing grants from the Israel Innovation Authority. The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to comply with such restrictions or these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

In addition to our membership in a Magnet consortium which was approved prior to 2014, in 2014 we were also qualified to participate in one research and development program funded by the Israel Innovation Authority to develop generic technology relevant to the development of our products. Such program is approved pursuant to the Research and Development Law, and the regulations promulgated thereunder. The programs is for companies with large research and development activities. We were eligible to receive non-royalty-bearing grants constituting between 40% and 55% of certain research and development expenses relating to this program. Although the grants under these programs are not required to be repaid by way of royalties, the restrictions under the Research and Development Law described above apply to these programs.

Total research and development expenses, before royalty bearing grants, were approximately $30.0 million, $27.7 million and $24.8 million in the years ended December 31, 2014, 2015 and 2016, respectively. Non-royalty -bearing  grants amounted to $1.0 million, $1.3 million and $0.6 million in 2014, 2015 and 2016, respectively.

As of December 31, 2016, we had twenty two issued U.S. patents and two pending patent applications in the United States. We expect  to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

D.	Trend Information

See “ITEM 5: Operating and Financial Review and Prospects” above.

E.	Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Contractual Obligations

The following table of our material contractual and other obligations known to us as of December 31, 2016, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1–3 years	Over 3 years
	(in thousands of U.S. dollars)
Operating leases —offices(1)	$3,307	$2,458	$833	16
Operating leases —vehicles	478	267	211	-
Accrued severance pay(2)	286	-	-	286
Total	$4,071	$2,725	$1,044	$302
_____________________
(1)	Consists primarily of an operating lease for our facilities in Hod Hasharon, Israel, as well as operating leases for facilities leased by our subsidiaries.
(2)
Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation if the employee voluntarily resigns. Of this amount, $33 thousands is unfunded.

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the names, ages and positions of our directors and executive officers as of March 1, 2017:

Name	Age	Position
Directors
Yigal Jacoby(5)	56	Chairman of the Board
Rami Hadar	54	Director
Itzhak Danziger (5)	68	Director
Nurit Benjamini(1)(2)(3) (4)(5)	50	Director
Steven D. Levy(1)(2) (4)(5)	61	Director
Miron (Ronnie) Kenneth (1)(2) (5)	61	Director
Nadav Zohar(5)*	51	Director

Executive Officers
Erez Antebi	58	Chief Executive Officer and President
Alberto Sessa	55	Chief Financial Officer
Amir Hochbaum	58	Vice President, Research and Development
Anat Shenig	48	Vice President, Human Resources
Ronen Priel	41	VP Product Management & Marketing
Rael Kolevsohn	47	Vice President, Legal Affairs, General Counsel and Company Secretary
Pini Gvili	52	Vice President, Operations
Yossi Abraham	45	Vice President, Business Development
Shaked Levy	42	Vice President, VP Global Business & Customer Success

(1) Member of our compensation and nomination committee.
(2) Member of our audit committee.
(3) Lead independent director.
(4) Outside director.
(5) Independent director under the rules of NASDAQ.
* Mr. Zohar servesas an interim director appointed by our Board of Directors effective February 6 2017, to serve until the date of the next Annaul General Meeting of Shareholders. In the event that his nomination is not approved and he is not re-elected as a director by our shareholders at the Company's next Annual General Meeting of Shareholders, he will no longer serve on the Board, following such meeting.

Directors

Yigal Jacoby has served as Chairman of the Board of Directors since November, 2016. Mr. Jacoby co-founded our company in 1996 and served as our CEO until 2006 and as a Chairman of our board of directors until 2008. Prior to co-founding Allot, Mr. Jacoby founded Armon Networking, a manufacturer of network management solutions in 1992, and managed it until it was acquired by Bay Networks, where he served as the General Manager of its Network Management Division.  From 1985 to 1992, Mr. Jacoby held various engineering and marketing management positions at Tekelec, a manufacturer of Telecommunication monitoring and diagnostic equipment. Currently, Mr. Jacoby is an active investor and director of several Israeli start-up companies, including serving as Chairman at LiveU Ltd., a provider of live cellular video transmission solutions. Mr. Jacoby has a B.A., cum laude, in Computer Science from Technion — Israel Institute of Technology and an M.Sc. in Computer Science from University of Southern California.

Rami Hadar has served as a director since 2006 and served as our Chief Executive Officer and President from 2006 to 2014. Prior to joining us, Mr. Hadar founded CTP Systems, a developer of cordless telephone systems in 1989 and served as Chief Executive Officer until its acquisition by DSP Communications in 1995. Mr. Hadar continued with DSP Communication’s executive management team for two years, and thereafter, in 1999, the company was acquired by Intel. In 1997, Mr. Hadar co-founded Ensemble Communications, a pioneer in the broadband wireless space and the WiMax standard, where he served as Executive Vice President of Sales and Marketing until 2002. Mr. Hadar also served as Chief Executive Officer of Native Networks from 2002 to 2005, which was successfully sold and integrated to Alcatel. Mr. Hadar holds a B.Sc. in Electrical Engineering from Technion — Israel Institute of Technology. Since May 2015, Mr. Hadar has served as Managing General Partner of Euclyptus Growth Capital, an Israeli growth capital fund, focusing on investing and helping late stage Israeli companies grow their business, penetrate international markets and achieve successful IPO's as part of their growth.

Itzhak Danziger has served as a director since 2011. Prior to his appointment as a director, Mr. Danziger served as an observer to our Board since 2010. Itzhak Danziger serves as a member of the board of Galil Software, an Israeli software services company, and as a director of Jinni Media, a privately held technology company. From 1985 to 2007, Mr. Danziger held various executive positions at Comverse, a technology companies group that develops and markets telecommunications systems, including as president of Comverse Technology Group, as president of Comverse Network Systems and as chairman of Comverse subsidiary - Starhome. Prior to joining Comverse, Mr. Danziger held various R&D and management positions in Tadiran Telecom Division, which was later acquired by ECI Telecom. In the non-profit sector, Mr. Danziger serves as a the chairman of the Center for Educational Technology (CET), as Vice President of the New Israel Fund (NIF), a director in Israel Venture Networks (IVN), a director in Israel Venture Network (IVN) , a venture philanthropy NGO, in Avney Rosha, the Israel Institute for School Leadership, and in other non-governmental organizations. Mr. Danziger was also a member of the National Task Force for the Advancement of Education in Israel (Dovrat Committee) and was chairman of two of its subcommittees. Mr. Danziger holds a B.Sc. cum laude and an M.Sc. in electrical engineering from the Technion - Israel Institute of Technology and an M.A. cum laude in philosophy and digital culture from Tel Aviv University.

Nurit Benjamini has served as an outside director since 2007 and serves as the lead independent director on our board. Since December 2013, Ms. Benjamini has served as the Chief Financial Officer of TabTale Ltd. a company that provides mobile content . Ms. Benjamini served as the Chief Financial Officer of Wix.com, an internet company that offers technology, which makes it easy for all users to get online and create professional and functional web presence, from 2011 to 2013. Previously, from 2007 to 2011, Ms. Benjamini has served as the Chief Financial Officer of CopperGate Communications Ltd. that was acquired by Sigma Designs Inc. (NASDAQ:SIGM) in November 2009. Prior to her position with CopperGate Communications Ltd., Ms. Benjamini served as the Chief Financial Officer of Compugen Ltd. (NASDAQ: CGEN) from 2000 to 2007. Prior to her position with Compugen Ltd., from 1998 to 2000, Ms. Benjamini served as the Chief Financial Officer of Phone-Or Ltd. Between 1993 and 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (formerly NASDAQ: ALDN). Ms. Benjamini serves as an outside director of BiolineRX Ltd. (NASDAQ: BLRX), a member of its compensation committee, and as a chairman of its audit committee. Ms. Benjamini serves as a director and chair-person of the audit committee of Redhill Biopharma (NASDAQ/TASE: RDHL). Ms. Benjamini holds a B.A. in Economics and Business and an M.B.A. in Finance, both from Bar Ilan University, Israel.

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

Nadav Zohar, has served as an interim director since February 2017. Mr. Zohar serves as the head of Business Development of Gett, an “on demand” transportation service provider.  Prior to joining Gett, Mr. Zohar served as Chief Operating Officer of Delek Global Real Estate PLC between 2066 and 2009 and held several executive positions with Morgan Stanley, between 2001 and 2006, the last of which was Executive Director, Financial Sponsors Group. Prior to joining Morgan Stanley, Mr. Zohar served in executive roles at Lehman Brothers between 1997 and 2001.   Mr. Zohar serves as a board member of Matomy Media Group Ltd. (London Stock Exchange: MTMY), a digital performance-based advertising company. Mr. Zohar holds a Masters in Finance (graduated with Merit) from the London Business School and a LLB in Law (graduated with honors) from the University of Reading.

Executive Officers

Erez Antebi has served as our President and Chief Executive Officer since February 2017. Mr. Antebi served as the CEO of Gilat Satellite Networks (NADAQ: GILT), a satellite communications technology and services provider, between 2012 and 2015.  Between 2005 and 2012 Mr. Antebi also served in several executive roles at Gilat Satellite Networks. Between 2003 and 2005 Mr. Antebi served as the CEO of Clariton Networks, a start-up company, providing services in cellular coverage. Prior to that Mr. Antebi has served in a variety of roles at Gilat Satellite Networks, Tadiran, a provider of radio communications for military applications and for Rafael, Israel Ministry of Defense. Mr. Antebi currently serves on the board and advisory boards of several  companies, including Effective Sapce Services, NSL, HiSky, Xinow and LiveU. Mr. Antebi holds a B. Sc., Electrical Engineering (Communications), Summa Cum Laude, and a M.Sc., Electrical Engineering (Information Theory), both from the Technion, Israel.

Alberto Sessa has served as our Chief Financial Officer since January 2017. Prior to joining Allot, since 2009, Mr. Sessa served as the CFO of Flash Networks, a leading provider of optimization solutions. Prior to joining Flash, between 2007 and 2009 Mr. Sessa served as the CFO of ARA Minerals. He also served as Vice President, Finance at Amdocs Management Ltd. between 2000 and 2007. Between 1996 and 1999, Mr. Sessa served as Group Corporate CFO at a privately held international group of companies. Mr. Sessa holds a B.A. in Statistics and Economics and an M.B.A., both from the Hebrew University in Jerusalem.

Amir Hochbaum has served as our Vice President—Research and Development since 2008. Before joining Allot, Mr. Hochbaum served as the Chief Operating Officer of Axerra Networks. From 2005 to 2007, Mr. Hochbaum was Senior Vice President, Research, Development and Operations of Vyyo Israel (NASDAQ: VYYO) where he also served as a member of Vyyo’s executive management team. Prior to Vyyo, between 1994 and 2005, Mr. Hochbaum held a succession of management positions at Avaya (formerly Lucent, Madge and Lannet) including Managing Director and Vice President of R&D. Between 1984 and 1994, Mr. Hochbaum held a succession of management positions at ServiceSoft, including management of engineering, product development, product management and customer service . Mr. Hochbaum holds a B.S. in Mathematics and Computer Science and an M.S. in Computer Science, both from the Hebrew University of Jerusalem.

Anat Shenig joined our company in 2000 and has served as our Vice President—Human Resources since 2007. Ms. Shenig is responsible for human resources recruiting, welfare policy and employees’ training. Prior to joining us, Ms. Shenig served as Human Resource Manager for Davidoff insurance company and as an organizational consultant for Aman Consulting. Ms. Shenig holds a B.A. in Psychology and Economics from Tel Aviv University and an M.B.A. in organizational behavior from Tel Aviv University.

Ronen Priel  has served as Vice President—Product Management & Marketing, since August 2016. Prior to joining Allot, Mr. Priel served as VP Business Management and Strategy, Video Intelligence Solutions (VIS) Division of Verint (NADAQ: VRNT), a global leader in Actionable Intelligence® solutions with a focus on customer engagement optimization, security intelligence, and fraud, risk and compliance, since 2014. Between 2008 and 2014 Mr. Priel served in a number of executive roles in Verint. Between 2006 and 2008 he served as Senior Director of Products Marketing at Pontis Ltd. and between 1999 and 2004 Mr. Priel served as Product Line Manager & Director of Marketing at ECtel Ltd. Mr. Priel holds a BA in computer science from the Israeli Open University and an M.B.A. from Insead, France.

Rael Kolevsohn joined our company in 2014 and serves as our Vice President—Legal Affairs, General Counsel, and Company Secretary. Prior to joining us, he served as Vice President and General Counsel of Radvision Ltd. from 2007 to 2014. From 1998 to 2007, Mr. Kolevsohn served as General Counsel and Vice President of Gilat Satellite Networks Ltd. after joining Gilat as Legal Counsel. From 1994 to 1998, he completed his legal internship and worked as an Associate at the Tel Aviv law firm of Yossifof, Amir Cohen & Co. Mr. Kolevsohn is a member of the Israel Bar Association and holds an LL.B. degree, with honors, from the Hebrew University in Jerusalem.

Pini Gvili has served as our Vice President—Operations since 2006. Prior to joining us, from 2004 to 2006, he served as Vice President Operations for Celerica, a start-up company specializing in solutions for cellular network optimization. From 2001 to 2004, Mr. Gvili was the Vice President—Operations and IT at Terayon Communication Systems, and from 1998 to 2000, held the position of Manager of Integration and Final Testing at Telegate. Mr. Gvili was also a hardware/software engineer at Comverse/Efrat, a world leader of voice mail and digital recording systems, from 1994 to 1997. Mr. Gvili has a B.Sc. in Computer Science from Champlain University and was awarded a practical electronics degree from ORT Technical College.

Yossi Abraham serves as our Vice President—Business Development since August 2015. Mr. Abraham is responsible for leading global business development initiatives. Prior to joining us, between 2014 and 2015, Mr. Abraham served as Chief Marketing Officer of Excelacom Inc., services and solutions company, providing consulting, professional services and products elements to communications and media providers.  Before that, Mr. Abraham held various positions in Comverse Inc., between 2000 and 2014. His last position with Comverse Inc. was Vice President, Global Services Sales and Marketing. Mr. Abraham holds a B.A. in Logistics and Economics from the Bar Ilan University (Cum Laude) and a M.B.A. in marketing from the Tel Aviv University (Magna Cum Laude).

Shaked Levy has served as  our Vice President—Customer Success and Growth since February 2016. Prior to joining us Mr. Levy held various managerial positions between 2002 and 2016 at Verint Ltd., a provider of actionable intelligence solutions, most recently as a Senior Vice President – Customer Care & R&D Group, Communications & Cyber Intelligence solutions. Mr. Levy holds an M.B.A. from the Bar Ilan University, a B.A. in Social Sciences, Business Management, from the Open University and a Computers and Electronics Technician diploma, from the Mosinzon college.

B.	Compensation of Officers and Directors

The aggregate compensation paid to or accrued on behalf of our directors and executive officers as a group during 2016 consisted of approximately $3 million in salary, fees, bonus, commissions and directors’ fees, including amounts we expended for automobiles made available to our officers, but excluding equity based compensation, dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. This amount includes approximately $0.6 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

In 2016, we paid or accrued to the chairman of the board of directors, Mr. Yigal Jacoby, an annual fee of ILS 146,880 (approximately $38,200). During such time we also paid and accrued an annual fee of ILS 251,735 (approximately $65,470) to our former chairman of the board of directors, Mr. Shraga Katz. In addition, we paid our directors, Itzhak Danziger and Rami Hadar ILS 79,440 (approximately $20,660) and ILS 81,690 (approximately $21,250), respectively, and we paid or accrued to each of our outside directors, Nurit Benjamini, Steven Levy and Ronnie Keneth, as permitted by the Companies Law, an annual fee of ILS 119,190 (approximately $31,000),  ILS 117,690 (approximately $30,610) and ILS 123,690 (approximately $32,170), respectively. The above fees for each of our directors (other than Yigal Jacoby) have included a per meeting attendance fee of ILS 3,750 (approximately $975) for any meeting he or she attended in person, ILS 2,250 (approximately $585) for any meeting he or she attended by conference call or similar means, and ILS 1,875 (approximately $488) for any written resolution of the Board executed by such director. Our directors are also typically granted upon election an agreed amount of equity based awards, which vest over a period of not less than three years, and 10,000 RSUs, as of every third annual general meeting following the respective director's initial election.

In 2016, we paid or accrued to our former President and Chief Executive Officer, Mr. Andrei Elefant, an annual salary of ILS 1,731,662 (approximately $450,370).

During 2016, our officers and directors received, in the aggregate, options and RSUs to purchase 340,900 ordinary shares under our equity incentive plans. The options (excluding RSUs) have a weighted average exercise price of approximately $5.34 and expire seven years after the date the options were granted.

Compensation of our Five Most Highly Compensated Office Holders

Summary Compensation Table

The table and summary below outline the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2016. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, equity-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car, phone and social benefits paid to or earned by each Covered Executive during the year ended December 31, 2016.

Name and Principal Position (1)	Salary ($)	Bonus ($) (2)	Equity-Based Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
Andrei Elefant, Former President and Chief Executive Officer	233,963	20,000	625,876	123,904	1,003,743
Gary Drutin, former Chief Customer Officer	242,766		438,496	69,616	750,878
Amir Hochbaum, VP R&D	202,453		191,243	67,312	461,008
Tomas Gomez, Regional VP Sales EMEA South	346,578		50,898		397,476
Shmuel Arvatz, former CFO	217,101		109,985	46,903	373,989

(1)	Unless otherwise indicated herein, all Covered Executives are full-time employees of Allot.

(2)	Amounts reported in this column represent annual incentive bonuses granted to the Covered Executives based on performance-metric based formulas set forth in their respective employment agreements.

(3)
Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 12 to our consolidated financial statements for the year ended December 31, 2016, included herein.

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

Our compensation policy was approved by our compensation and nominating committee and by our Board of Directors, and subsequently approved by our shareholders in August 2016, and will be in effect for a period of three years following approval. Our compensation policy provides:

●
Objectives: To attract, motivate and retain highly experienced personnel who will provide leadership for Allot’s success and enhance shareholder value, and to promote for each executive officer an opportunity to advance in a growing organization.

●	Compensation instruments: Includes base salary; benefits and perquisites; cash bonuses; equity-based awards; and retirement and termination arrangements.

●
Ratio between fixed and variable compensation: Allot aims to balance the mix of fixed compensation (base salary, benefits and perquisites) and variable compensation (cash bonuses and equity-based awards) pursuant to the ranges set forth in the compensation policy in order, among other things, to tie the compensation of each executive officer to Allot’s financial and strategic achievements and enhance the alignment between the executive officer’s interests and the long-term interests of Allot and its shareholders.

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

●
Cash bonuses: Allot’s policy is to allow annual cash bonuses, which may be awarded to executive officers pursuant to the guidelines and criteria, including maximum bonus opportunities, set forth in the compensation policy.

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

●
Review: The compensation and nominating committee and the Board of Directors of Allot shall review and reassess the adequacy of the Compensation Policy from time to time, as required by the Companies Law.

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

Our Class II directors, Itzhak Danziger and Miron Kenneth, will hold office until our annual meeting of shareholders to be held in 2017. Our Class III directors, Yigal Jacoby (who also serves as our Chairman of the board of directors) and Rami Hadar, will hold office until our annual meeting of shareholders to be held in 2018.  As disclosed in the Notice of Annual General Meeting of Shareholders published by the Company on March 15, 2017, at the 2017 Annual General Meeting, Nadav Zohar will be nominated for election by our shareholders as a Class I director  to hold office until the 2019 Annual General Meeting of Shareholders (or, until the 2018 Annual General Meeting of Shareholders, if Proposal 1 on such meeting's agenda relating to the amendment of the Articles of Association of the Company to de-classify the Board, as detailed in the notice of Annual General Meeting of Shareholders, previously published by the Company, is approved). The directors (other than the outside directors) are elected by a vote of the holders of a majority of the voting power present and voting at the meeting. Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor is duly elected and qualified, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she resigns or is removed from office.

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

NASDAQ Requirements

Under the NASDAQ Stock Market rules, a majority of directors must meet the independence requirements specified in those rules. Our board of directors consists of seven members, six of whom are independent under the NASDAQ Stock Market rules.  Specifically, our board has determined that Ms. Nurit Benjamini, Mr. Itzhak Danziger, Mr. Yigal Jacoby, Mr. Steven Levy Mr. Miron Kenneth and Mr. Nadav Zohar meet the independence standards of the NASDAQ Stock Market rules. In reaching this conclusion, the board determined that none of these directors have a relationship that would preclude a finding of independence and that the other relationships that these directors have with us do not impair their independence.  See “ITEM 16G. Corporate Governance” for additional information.

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

As of the date of this annual report, there are no claims for directors’ and officers’ liability insurance which have been filed in 2016 under our policies and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

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

As of December 31, 2016, we had 440 employees of whom 254 were based in Israel, 95 in Europe, 19 in North America, 19 in Latin America and the remainder in Asia, Africa and Oceania. The breakdown of our employees by department is as follows:

	December 31,
Department	2014	2015	2016
Manufacturing and operations	18	17	16
Research and development	179	209	163
Sales, marketing, service and support	210	235	216
Management and administration	55	56	45
Total	462	517	440

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 1, 2017 by (i) each of our directors, (ii) each of our executive officers and (iii) all of our executive officers and directors serving as of March 1, 2017, as a group. Unless otherwise stated, the address of each named executive officer and director is c/o Allot Communications Ltd., 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 4501317, Israel.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class
Directors
Nurit Benjamini	*	*
Itzhak Danziger	*	*
Rami Hadar	*	*
Nadav Zohar	*	*
Steven D. Levy	*	*
Yigal Jacoby	*	*
Miron Kenneth	*	*
Executive Officers
Erez Antebi	*	*
Alberto Sessa	*	*
Amir Hochbaum	*	*
Anat Shenig	*	*
Ronen Priel	*	*
Rael Kolevsohn	*	*
Pini Gvili	*	*
Shaked Levy	*	*
Yossi Avraham	*	*
All directors and executive officers as a group	359,310	1.08%

*	Less than one percent of the outstanding ordinary shares.

(1)
As used in this table, “beneficial ownership” is determined in accordance with the rules of the SEC and consists of either or both voting or investment power with respect to securities. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 1, 2017 through the exercise of any option or pursuant to vesting of RSU. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of March 1, 2017 and outdstanding RSUs vesting within 60 days of March 1, 2017, are deemed outstanding for computing the ownership percentage of the person holding such options or RSUs, but are not deemed outstanding for the purpose of computing the ownership percentage of any other person. Except as otherwise indicated, the persons named in the table have reported that they have sole voting and sole investment power with respect to all shares of common stock shown as beneficially owned by them. The amounts and percentages are based upon 33,114,380 ordinary shares outstanding as of March 1, 2017 pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act.

Our directors and executive officers hold, in the aggregate, 932,009 outstanding options and RSUs. The said amount includes options currently exercisable for 345,350 ordinary shares, as of March 1, 2017. The options (excluding RSUs) have a weighted average exercise price of $7.92  per share and have expiration dates until 2024.

Share Option Plans

The following table summarizes our equity incentive plans, which have outstanding awards as of March 1, 2017:

Plan	Share reserved	Option and RSU grants, net (*)	Outstanding options and RSUs	Options outstanding exercise price	Date of expiration	Options exercisable
2016 incentive compensation plan	691,564	6,232,338	2,859,868	0.028-27.58	1/3/2017-6/11/2024	1,122,195
2003 incentive compensation plan	-	2,987,330	-	-	-	-
1997 incentive compensation plan	-	766,071	-	-	-	-

(*) “Option and RSU grants, net” is calculated by subtracting options and RSUs expired or forfeited.

As of March 1, 2017 we had 33,114,380 ordinary shares outstanding.  We have adopted three share option plans. Under our share option plans, as of March 1, 2017, there were 2,859,868 outstanding options and RSUs. The said amount includes options currently exercisable for 1,122,195 ordinary shares. As of March 1, 2017, 691,564 shares remained available for future grants under the 2016 Plan (as described below) Upon issuance, such ordinary shares may be freely sold in the public market, except for shares held by affiliates who have certain restrictions on their ability to sell. The options (excluding RSUs) have a weighted average exercise price of $8.06 per share.

We will only grant options, RSUs or other equity incentive awards under the 2016 Incentive Compensation Plan, although previously-granted options will continue to be governed by our other plans.

2016 Incentive Compensation Plan, as amended (formerly, 2006 Incentive Compensation Plan)

The Allot Communications Ltd. 2006 Incentive Compensation Plan (the “2006 Plan”) was adopted by the Board on October 29, 2006 and became effective immediately prior to the effective date of the Company’s IPO.  Effective October 28, 2016, the Board of Directors of the Company amended and restated the 2006 Plan to extend the term of the 2006 Plan by ten years and to rename the 2006 Plan as the Allot Communications Ltd. 2016 Incentive Compensation Plan (the “2016  Plan”).  The 2016 Plan will remain in effect, subject to the right of the Board of Directors to amend or terminate the 2016 Plan at any time pursuant to the terms of the 2016 Plan, until all shares reserved for issuance under the 2016 Plan  shall have been delivered, and any restrictions on such shares shall have lapsed, provided that in no event may an award under the 2016 Plan be granted on or after October 27, 2026.

The 2016 Plan is intended to further our success by increasing the ownership interest of certain of our and our subsidiaries’ employees, directors and consultants and to enhance our and our subsidiaries’ ability to attract and retain employees, directors and consultants.

The number of ordinary shares that we may issue under the 2016 Plan will increase on the first day of each fiscal year during the term of the 2016 Plan, in each case in an amount equal to the lesser of (i) 1,000,000 shares, (ii) 3.5% of our outstanding ordinary shares on the last day of the immediately preceding year, or (iii) an amount determined by our board of directors. The number of shares subject to the 2016 Plan is also subject to adjustment if particular capital changes affect our share capital. Ordinary shares subject to outstanding awards under the 2016 Plan or our 2003 plan or 1997 plans that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2016 Plan. As of March 1, 2017, there were 2,859,868 outstanding options and RSUs under the 2016 Plan and 691,564 ordinary shares remained reserved for future grants under the 2016 Plan.

Israeli participants in the 2016 Plan may be granted options and/or restricted stock units subject to Section 102 of the Ordinance. Section 102 of the Ordinance, allows employees, directors and officers, who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employees service providers and controlling shareholders may only be granted options under another section of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. The most favorable tax treatment for the grantees is under Section 102(b)(2) of the Ordinance, the issuance to a trustee under the “capital gain track.” However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or shares. Any stock options granted under the 2016 Plan to participants in the United States will be either “incentive stock options,” which may be eligible for special tax treatment under the U.S. Internal Revenue Code of 1986, or options other than incentive stock options (referred to as “nonqualified stock options”), as determined by our compensation and nominating committee and stated in the option agreement.

Our compensation and nominating committee administers the 2016 Plan and it selects which of our and our subsidiaries’ and affiliates’ eligible employees, directors and/or consultants receive options, RSUs or other awards under the 2016 Plan and will determine the terms of the grant, including, exercise prices, method of payment, vesting schedules, acceleration of vesting and the other matters necessary in the administration of the plan.

If we undergo a change of control, as defined in the 2016 Plan, subject to any contrary law or rule, or the terms of any award agreement in effect before the change of control, (a) the compensation and nominating committee may, in its discretion, accelerate the vesting, exercisability and payment, as applicable, of outstanding options, RSUs and other awards; and (b) the compensation and nominating committee, in its discretion, may adjust outstanding awards by substituting ordinary shares or other securities of any successor or another party to the change of control transaction, or cash out outstanding options, RSUs and other awards, in any such case, generally based on the consideration received by our shareholders in the transaction.

ITEM 7: Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 1, 2017, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Zohar Zisapel (2)	2,842,378	8.6%
Migdal Insurance & Financial holdings Ltd (3)	2,391,117	7.2%
FMR LLC and Abigail P. Johnson (4)	3,227,461	9.7%
Clal Insurance Enterprises Holdings Ltd. (5)	2,437,644	7.4%
Soros Fund Management LLC (6)	3,336,166	10.1%
______________
(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 1, 2017 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 33,114,380 ordinary shares outstanding as of March 1, 2017.

(2)
Based on a Schedule 13G/A filed on January 13, 2011. Consists of 2,777,487 shares held by Zohar Zisapel and 64,891 shares held by Lomsha Ltd., an Israeli company controlled by Zohar Zisapel. The address of Mr. Zisapel and Lomsha Ltd. is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

(3)
Based on a Schedule 13G filed on January 26, 2017, Midgal Insurance & Financial Holdings Ltd reported that it had shared voting power and dispositive power over these shares. Of these shares,  2,391,117 shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Midgal Insurance & Financial Holdings Ltd, according to the following segmentation:  1,222,490 shares are held by Profit participating life assurance accounts; 947,042 shares are held by Provident funds and companies that manage provident funds and 200,577 shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. In addition, 21,008, shares are beneficially held for their own account (Nostro account). The address of the reporting person is 4 Efal Street; P.O BOX 3063; Petach Tikva 49512, Israel.

(4)
Based on a Schedule 13G filed on February 14, 2017. FMR LLC reported that it had sole voting power over 1,885,000 shares and sole dispositive power over 3,227,461 shares and Abigail P. Johnson, director, vice-chairman and chief executive officer of FMR LLC had sole dispositive power over 3,227,461  shares.  The address of the reporting person is 245 Summer Street, Boston, Massachusetts 02210.

(5)
Based on information provided to us by Clal Insurance Enterprises Holdings Ltd. (“Clal”) on March 1, 2017 Clal had shared voting and dispositive power over  2,437,644 of our shares as of such date.  The address of the reporting person is 36 Raoul Wallenberg Street, Tel Aviv 37070, Israel.

(6)
Based on a Schedule 13G filed on February 2, 2017, each of Soros Fund Management LLC, George Soros and Robert Soros reported that they held sole voting and dispositive power over 3,336,166 shares.  The address for the reporting persons is 250 West 55th Street, 38th Floor, New York, New York 10019.

Significant Changes in the Ownership of Major Shareholders

As of March 1, 2017, Zohar Zisapel was the beneficial owner of 2,842,378, or 8.6%, of our ordinary shares. His beneficial ownership did not change since December 31, 2010.

As of March 1, 2017, Migdal Insurance & Financial Holdings Ltd was the beneficial owner 2,391,117 shares, or 7.2% of our ordinary shares. As of March 1, 2016, Migdal Insurance & Financial Holdings Ltd was the beneficial owner of 2,573,259, or 7.7%, of our ordinary shares. As of March 1, 2015, Migdal Insurance & Financial Holdings Ltd was the beneficial owner of 2,484,436, or 7.4%, of our ordinary shares.

As of March 1, 2017, FMR LLC was the beneficial owner of 3,227,461, or 9.7% of our ordinary shares. As of March 1, 2016, FMR LLC was the beneficial owner of 2,742,676, or 8.2% of our ordinary shares. As of March 1, 2015, FMR LLC was the beneficial owner of 3,250,691, or 9.9%, of our ordinary shares.

As of March 1, 2017, T. Rowe Price Associates, Inc. ceased to be the beneficial owner of 5% or more of our ordinary shares. As of March 1, 2016, T. Rowe Price Associates, Inc. was the beneficial owner of 1,866,840, or 5.5%, of our ordinary shares. As of March 1, 2015, T. Rowe Price Associates, Inc. was the beneficial owner of 1,531,880, or 4.6%, of our ordinary shares.

As of March 1, 2017. Alyeska Investment Group, L.P. ceased to be the beneficial owner of 5% or more of our ordinary shares. As of March 1, 2016, Alyeska Investment Group, L.P. was the beneficial owner of 1,842,720, or 5.5%, of our ordinary shares.

As of March 1, 2017,  Soros Fund Management LLC was the beneficial owner of 3,336,166, or 10.1% of our ordinary shares.

As of March 1, 2017,  Clal Insurance Enterprises Holdings Ltd. was the beneficial owner of 2,437,644, or 7.4% of our ordinary shares

Record Holders

As of March 1, 2017, there were 17 record holders of ordinary shares, of which eight consisted of United States record holders holding approximately 99.47% of our outstanding ordinary shares. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees.  The United States record holders included Cede & Co., the nominee of the Depositary Trust Company.

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

Agreements with Directors and Officers

Engagement of Officers. We have entered into employment agreements with each of our officers, who work for us as employees or as consultants. These agreements all contain provisions standard for a company in our industry regarding noncompetition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete in Israel may be limited. In connection with the engagement of our officers, we have granted them options pursuant to our 2016 Plan.

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

Agreement with Galil Software

Our director, Itzhak Danziger, is a member of the board of directors of Galil Software Ltd and holds less than 10% of its shares. We have engaged Galil Software since 2010 to provide us with certain quality assurance services in the ordinary course of our business.  Since Janaury 1, 2016 and through the date of the filing of this annual report, we did not pay any fees to Galil Software.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8: Financial Information

A.	Consolidated Financial Statements and Other Financial Information.

Consolidated Financial Statements

For our audited consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016, please see pages F-3 to F-46 of this report.

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

Since the date of our audited financial statements included elsewhere in this annual report, there have not been any significant changes in our financial position

ITEM 9: The Offer and Listing

Not applicable, except for Items 9.A.4 and 9.C, which are detailed below.

Stock Price History

Our ordinary shares have been trading on the NASDAQ Global Select Market under the symbol “ALLT” since November 2006. The following table sets forth the high and low sales prices for our ordinary shares as reported by each of the NASDAQ Global Select Market, in U.S. dollars, and the Tel Aviv Stock Exchange (since December 2012), in ILS, for the periods indicated below:

	NASDAQ Global Select Market		Tel Aviv Stock Exchange
Year	High	Low	High		Low
2012	$28.03	$15.55	NIS	111.60	NIS	58.56
2013	18.28	11.01		68.12		39.20
2014	18.09	7.88		63.99		31.13
2015	9.85	4.41		39.9		18.21
2016	5.89	4.24		23.50		16.84
2017 (through March 1, 2017)	5.67	4.75		21.53		17.58

	NASDAQ Global Select Market		Tel Aviv Stock Exchange
2015	High	Low	High		Low
First Quarter	$9.85	$8.71	NIS	39.9	NIS	33.62
Second Quarter	9.41	6.92		36.9		26.36
Third Quarter	7.34	4.41		27.83		18.21
Fourth Quarter	6.23	4.82		24.21		18.83

	NASDAQ Global Select Market		Tel Aviv Stock Exchange
2016	High	Low	High		Low
First Quarter	$5.89	$4.24	NIS	23.50	NIS	16.84
Second Quarter	5.65	4.53		20.50		17.56
Third Quarter	5.63	4.52		21.75		17.33
Fourth Quarter	5.66	4.50		20.80		17.67

	NASDAQ Global Select Market		Tel Aviv Stock Exchange
Most Recent Six Months	High	Low	High		Low
March 2017 (through March 1, 2017)	$4.94	$4.86	NIS	18.22	NIS	17.58
February 2017	5.36	4.78		20.00		17.90
January 2017	5.67	4.75		21.53		18.00
December 2016	5.09	4.50		18.98		17.79
November 2016	5.14	4.58		20.29		17.67
October 2016	5.66	5.14		20.80		19.97
September 2016	5.50	5.00		20.71		19.00

Markets

Our ordinary shares have been quoted under the symbol “ALLT” on the NASDAQ Stock Market since November 16, 2006 and on the Tel Aviv Stock Exchange since December 21, 2010.

As of March 1, 2017, the last reported sale price of our ordinary shares on the Nasdaq Global Select Market was 4.92 per share and on the Tel Aviv Stock Exchange was 18.01 per share.

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

Ordinary Shares

Our authorized share capital consists of 200,000,000 ordinary shares, par value ILS 0.10 per share. As of March 1, 2017, we had 33,114,380  ordinary shares outstanding. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the Ordinary Shares are as follows:

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

We have not been party to any material contracts within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business, or as otherwise described below in this ITEM 10.C.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. In 2016 and 2015, the corporate tax rate was 25% and 26.5%, respectively. The corporate tax rate for 2017 is scheduled to be 24% and the corporate tax rate for 2018 and thereafter is scheduled to be 23%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

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

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures from research and development that not so approved are deductible in equal amounts over three years, according to the Ordinance.

From time to time we may apply the Israel Innovation Authority for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

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

The following corporate tax benefits, among others, are available to Industrial Companies:

•	Amortization of the cost of purchased know-how and patents and of rights to use a patent and know-how which are used for the development or advancement of the company, over an eight-year period;

•	Under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

•	Expenses related to a public offering in Israel and in recognized stock markets, are deductible in equal amounts over three years.

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

Israeli Transfer Pricing Regulations

On November 29, 2006, the Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Ordinance, came into effect (the “TP Regulations”). Section 85A of the Ordinance and the TP Regulations generally require that all cross-border transactions carried out between related parties be conducted on an arm’s length basis and be taxed accordingly. The TP Regulations did not have a material effect on us.

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

As of December 31, 2016, we believe that we met the aforementioned conditions.

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

The duration of tax benefits is subject to a limitation of the earlier of seven to ten years from the Commencement Year, or twelve years from the first day of the Year of Election. The Commencement Year is defined as the later of (a) the first tax year in which a company had derived income for tax purposes from the Beneficiary Enterprise or (b) the year in which a company requested to have the tax benefits apply to the Beneficiary Enterprise – Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following tax routes, which may be applicable to us:

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

The 2005 Amendment changes the definition of “foreign investment” in the Investments Law so that the definition requires a minimal investment of ILS 5.0 million by foreign investors. Furthermore, such definition also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds ILS 5.0 million. Such changes to the aforementioned definition took effect retroactively from 2003.

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

As of December 31, 2016, we did not generate exempt income under the provisions of the Investments Law.

Tax Benefits under the 2011 Amendment

As of January 1, 2011 new legislation amending the Investment Law came into effect (the “2011 Amendment”). The 2011 Amendment introduced a new status of “Preferred Company” and “Preferred Enterprise”, replacing the then existing status of “Benefited Company” and “Benefited Enterprise”. Similar to a “Benefited Company”, a Preferred Company is an industrial company owning a Preferred Enterprise which meets certain conditions (including a minimum threshold of 25% export). However, under this legislation the requirement for a minimum investment in productive assets was cancelled.

Under the 2011 Amendment, a uniform corporate tax rate applies to all qualifying income of the Preferred Company, as opposed to the former law, which was limited to income from the Approved Enterprises and Benefited Enterprise during the benefits period.   The uniform corporate tax rate was 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel during 2015 and 2016, an amendment to the Investment law from December 2016 reduced the tax rate in Development Zone A to 7.5% starting from 2017 while the tax rate in other areas remains 16%.

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

Tax Benefits under the 2016 Amendment

In December 2016 new legislation amended the Investment Law (the “2016 Amendment”). Under the 2016 Amendment a new status of “Technological Preferred Enterprise” was introduced to the Investment Law.

Under the 2016 Amendment two new tracks are available:

•
Technological Preferred Enterprise – an enterprise which is part of a consolidated group with consolidated revenues of less than ILS 10 billion. A Technological Preferred Enterprise which is located in areas other than Development Zone A will be subject to tax at a rate of 12% on profits derived from intellectual property, and a Technological Preferred Enterprise in Development Zone A will be subject to tax at a rate of 7.5%; and

•
Special Technological Preferred Enterprise – an enterprise which is part of a consolidated group with  consolidated revenues exceeding ILS 10 billion. Such an enterprise will be subject to tax at a rate of 6% on profits derived from intellectual property regardless of the enterprise’s geographical location.

Any dividends distributed to foreign companies, as defined in the Investment law, derived from income from the Technological Preferred Enterprise will be subject to tax at a rate of 4%.

The implementation of the new tracks under the 2016 Amendment is subject to  regulations to be promulgated by the Finance Minister by March 31, 2017. As such regulations have not yet been promulgated and as the definitive criteria to determine the tax benefits have not yet been established, it cannot be concluded that the legislation with respect to Technological Preferred Enterprises had been enacted or substantively enacted as of that date. Accordingly, the above changes in the tax rates were not taken into account in the computation of deferred taxes as of December 31, 2016.

Special Provisions Relating to Tax Reporting in United States Dollars

Under the Income Tax (Inflationary Adjustments) Law, 1985, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index ("Israeli CPI"). Accordingly, until 2011, results for tax purposes were measured in terms of earnings in ILS after certain adjustments for increases in the Israeli CPI. Commencing in the taxable year 2012, we have elected to measure our taxable income and file our tax return in United States Dollars, under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986.

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

In addition, as of January 1, 2013, shareholders that are individuals who have taxable income that exceeds ILS 800,000 in a tax year (linked to the CPI each year - ILS 803,520 in 2016), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such amount. Starting from January 1, 2017, the High Income tax rate has increased to 3% and its threshold has been lowered to 640,000 ILS. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

•	a citizen or individual resident of the United States;

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

If you are a U.S. Holder, dividends paid to you with respect to your ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied when you do not satisfy certain minimum holding period requirements.   In addition, for periods in which we are a “United Stated-owned foreign corporation”, a portion of dividends paid by us may be treated as U.S. source solely for purposes of the foreign tax credit. We would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our stock is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited.  A U.S. Holder entitled to benefits under the United States-Israel Tax Treaty may, however, elect to treat any dividends as foreign source income for foreign tax credit purposes if the dividend income is separated from other income items for purposes of calculating the U.S. Holder’s foreign tax credit.  The rules relating to the determination of the foreign tax credit are complex, and you should consult your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on dividends received by you on your ordinary shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business.(or, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment that such holder maintains in the United States).

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

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of our ordinary shares unless:

•
such gain is effectively connected with your conduct of a trade or business in the United States (or, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment that you maintain in the United States); or

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

PFIC status is an annual determination that is based on tests which are factual in nature and our status in future years will depend on our income, assets and activities in each of those years. Therefore there can be no assurance that we will not be considered a PFIC for any taxable year. While public companies often employ a market capitalization method to value their assets, the IRS has not issued guidance concerning how to value a foreign public company’s assets for PFIC purposes. The market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile. In certain circumstances, including volatile market conditions, it may be appropriate to employ alternative methods to more accurately determine the fair market value of our assets other than the market capitalization method. Given the volatility of  the capital markets in recent years, we have obtained an independent valuation of our company for the 2016 tax year, as well as  an opinion from a U.S. tax advisor that, applying the results of the independent valuation of our company which employed an approach other than the market capitalization approach, and which provided the reasoning underlying the use of such approach, we should not be a PFIC for the 2016 taxable year. We considered such valuation in determining the value of our total assets and we also considered the above-referenced opinion. On that basis, we believe that we were not a PFIC for the 2016 tax year. However there can be no certainty that the IRS will not challenge such a position and determine that based on the IRS’s interpretation of the asset test, we were a PFIC for the 2016 tax year.  If we were a PFIC, and you are a U.S. Holder, you generally would be subject to ordinary income tax rates, imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “–Distributions”) with respect to any gain from the sale, exchange or other disposition of, and certain distributions with respect to, your ordinary shares. A U.S. Holder should consult his, her or its own tax advisor with respect to the potential application of the PFIC rules in his, her or its particular circumstances.

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

ITEM 11: Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of market risks, including foreign currency exchange fluctuations, changes in interest rates and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors.

Risk of Interest Rate Fluctuation

The primary objectives of our investment activities are to preserve principal, support liquidity requirements, and maximize income without significantly increasing risk.  Our investments are subject to market risk due to changes in interest rates, which may affect our interest income and fair market value of our investments.

To minimize this risk, we maintain our portfolio of cash, cash equivalents and short and long-term investments in a variety of securities, including  U.S. government and agency securities, and corporate debt securities. We do not have any long-term borrowings. We have a significant amount of cash that is currently invested primarily in interest bearing investment such as bank time deposits, money market funds and available for sale marketable securities. These investments expose us to risks related to changes in interest rates. If interest rates further decline, our results of operations may be adversely affected due to lower interest income from these investments. We do not believe that a 10% increase or decrease in interest rates would have a material impact on our operating results, cash flows or the fair value of our portfolio.  The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. We manage this exposure by performing ongoing evaluations of our investments. Due to the short- and medium-term maturities nature of our investments to date, their carrying value approximates the fair value. We generally hold investments to maturity in order to limit our exposure to interest rate fluctuations.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the ILS. In 2016, we derived our revenues primarily in U.S. dollars and a substantial portion in Euros and other currencies. Although a substantial part of our expenses were denominated in U.S. dollars, a significant portion of our expenses were denominated in ILS and to a lesser extent in Euros and other currencies. Our ILS-denominated expenses consist principally of salaries and related personnel expenses. We monitor foreign currency exposure and, from time to time, may use various instruments to preserve the value of sales transactions and commitments; however, this cannot assure our protection against risks of currency fluctuations. Any strengthening or weakening in the value of the ILS against the U.S. is being partially  mitigated using hedging transactions and therefore, though we cannot provide any assurance that such transaction will fully mitigate the effect on our net income, it is not likely that such effect will be material.

In the event of a 10% hypothetical strengthening or weakening in the value of the Euro against the U.S. dollar, we may be able to mitigate the effect of such currency exchange fluctuation by adapting our pricing. However, in the event that market conditions will limit our ability to adjust our pricing, we might not be able to fully mitigate the adverse effect of such currency fluctuation. We estimate that in such event, the impact on our net income in 2016 is not likely to exceed $1,000,000. For more information regarding foreign currency related risks, see “ITEM 3: Key Information—Risk Factors—our international operations expose us to the risk of fluctuations in currency exchange rates.”

We use currency forward contracts together with currency options primarily to hedge payments in ILS. These transactions constitute a future cash flow hedge. As of December 31, 2016, we had outstanding forward contracts in the amount of $13.3 million. These transactions were for a period of up to twelve months. As of December 31, 2016, the fair value of the above mentioned foreign currency derivative contracts was $0.02 million.

ITEM 12: Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

A.	Material Modifications to the Rights of Security Holders

None.

E.	Use of Proceeds

The effective date of the registration statement (file no. 333-138313) for our initial public offering of ordinary shares, par value ILS 0.10, was November 15, 2006. We registered 6,500,000 ordinary shares in the offering and received net proceeds of $70.5 million.

From the effective date of the registration statement and until December 31, 2016, the net proceeds had been invested in cash equivalents, marketable securities, capital expenditure and other corporate purposes. None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

We conducted a subsequent public offering of our ordinary shares on November 15, 2011 raising net proceeds of $85 million.

ITEM 15: Controls and Procedures

(a)
Disclosure Controls and Procedures. As of the end of the period covered by this report, our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December  31, 2016. Based upon, and as of the date of, such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2016, our disclosures controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016.

In making this assessment, our management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2016 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

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

ITEM 16B: Code of Ethics

We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller and persons performing similar functions. This code has been posted on our website, www.allot.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein.  Waivers of our code of ethics may only be granted by the board of directors.  Under Item 16B of Form 20-F, if a waiver or amendment of the code of ethics applies to the persons specified in Item 16B(a) of the Form 20-F and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Form 6-K. We granted no waivers under our code of ethics in 2016.

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Auditors

The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm.

	Year ended December, 31,
	2015	2016
	(in thousands of U.S. dollars)
Audit Fees(1)	$265	$238
Audit-Related Fees(2)	57	-
Tax Fees(3)	188	95
Total	$510	$333

(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit for 2015 and 2016, certain procedures regarding our quarterly financial results submitted on Form 6-K and consultation concerning financial accounting and reporting standards.

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

ITEM 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

Repurchase of Equity Securities

Period	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	(d) Maximum Dollar Value in millions of Shares That May Yet Be Purchased Under the Plans or Programs (in millions)
January 1st – January 31st	46,950	$5.14	46,950	$14.6
February 1st – February 29th	178,050	$4.50	178,050	$13.8
March 1st – March 31st	-	$-	-	$13.8
April 1st – April 30th	-	$-	-	$13.8
May 1st – May 31st	466,000	$4.87	466,000	$11.5
June 1st – June 30th	-	$-	-	$11.5
July 1st – July 31st	-	$-	-	$11.5
August 1st – August 31st	-	$-	-	$11.5
September 1st – September 30th	-	$-	-	$11.5
October 1st – October 31st	-	$-	-	$11.5
November 1st – November 30th	100,000	$4.98	100,000	$11.0
December 1st – December 31st	-	$-	-	$11.0
Total	791,000		$791,000

(1)
On August 2015, the Board of Directors approved a program for the Company to repurchase up to $15 million of its outstanding ordinary shares, which program was thereafter approved by the Israeli court, pursuant to Israeli law on November 26, 2015. Share purchases will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with all applicable securities laws and regulations. The repurchase program does not require Allot to acquire a specific number of shares, and may be suspended from time to time or discontinued. The court approvals previously granted were each valid for a period of six months.  During 2016, we repurchased a total of 0.8 million shares of our ordinary shares for approximately $3.8 million at an average price of $4.82 per share under this program.

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

•
We do not seek shareholder approval for equity compensation plans in accordance with the requirements of the Companies Law, which does not fully reflect the requirements of Rule 5635(c). Under Israeli law, we may amend our 2016 Plan by the approval of our board of directors, and without shareholder approval as is generally required under Rule 5635(c). Under Israeli law, the adoption and amendment of equity compensation plans, including changes to the reserved shares, do not require shareholder approval. We submitted a letter from our outside counsel in connection with this item in June 2008.

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

Allot Communications Ltd.

By:	/s/ Erez Antebi
Erez Antebi
Chief Executive Officer and President

Dated: March 23, 2017

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

4.2	2016 Incentive Compensation Plan, as amended and restated
4.3	Israeli Subplan (Appendix A) of the 2016 Incentive Compensation Plan, as amended and restated
4.4	US Subplan (Appendix B) of the 2016 Incentive Compensation Plan, as amended and restated
4.5	Manufacturing Agreement, dated July 19, 2007, by and between Flextronics (Israel) Ltd. and the Registrant (5)
4.6	Amendment No. 1, dated September 1, 2012, to the Manufacturing Agreement, dated July 19, 2007, by and between Flextronics (Israel) Ltd. and the Registrant*(3)
4.7	Asset Purchase Agreement, dated February 19, 2015, by and between Optenet S.A. and the Registrant. (4)
4.8	Compensation Policy for Executive Officers and Directors (6)
8.1	List of Subsidiaries of the Registrant
11.1	Code of Ethics (7)
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications), furnished herewith
15.1	Consent of Kost Forer Gabbay & Kasierer
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.LAB	XBRL Taxonomy Label Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
__________________________

(1)	Previously filed with the Securities and Exchange Commission on October 31, 2006 pursuant to a registration statement on Form F-1 (File No. 333-138313) and incorporated by reference herein.

(2)	Previously filed with the Securities and Exchange Commission on March 26, 2014 as Exhibit 1.1 to Form 20-F for the year ended December 31, 2013 and incorporated by reference herein.

(3)	Previously filed with the Securities and Exchange Commission on March 21, 2013 as Exhibit 4.7 to Form 20-F for the year ended December 31, 2012 and incorporated by reference herein.

(4)	Previously filed with the Securities and Exchange Commission on March 26, 2015 as Exhibit 4.8 to Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.

(5)	Previously filed with the Securities and Exchange Commission on March 28, 2016 as Exhibit 5.1 to Form 20-F for the year ended December 31, 2015 and incorporated by reference herein.

(6)	Previously included in Exhibit A-1 to Proxy statement included in Exhibit 99.1 to Form 6-K furnished to the Securities and Exchange Commission on August 15, 2016 and incorporated by reference herein.

(7)	Previously filed with the Securities and Exchange Commission on June 28, 2007, as Exhibit 4 to Form 20-F for the year ended December 31, 2006 and incorporated by reference herein.

*
Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Exchange Act.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ALLOT COMMUNICATIONS LTD.

We have audited the accompanying consolidated balance sheets of Allot Communications Ltd. ("the Company") as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 23, 2017 expressed an unqualified opinion thereon.

Tel Aviv, Israel	KOST FORER GABBAY & KASIERER
March 23, 2017	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ALLOT COMMUNICATIONS LTD.

We have audited Allot Communications Ltd. ("the Company") internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s report. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016 and our report dated March 23, 2017 expressed an unqualified opinion thereon.

Tel Aviv, Israel	KOST FORER GABBAY & KASIERER
March 23, 2017	A Member of Ernst & Young Global

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2016	2015
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$23,326	$15,470
Restricted deposit	-	203
Short-term bank deposits	29,821	42,700
Available-for-sale marketable securities	60,507	64,921
Trade receivables (net of allowance for doubtful accounts of $ 924 and $ 657 at December 31, 2016 and 2015, respectively)	24,158	23,874
Other receivables and prepaid expenses	3,879	4,513
Inventories	7,235	10,169

Total current assets	148,926	161,850

NON-CURRENT ASSETS:
Severance pay fund	252	282
Deferred taxes	267	501
Other assets	1,136	2,712

Total non-current assets	1,655	3,495

PROPERTY AND EQUIPMENT, NET	4,387	5,189

INTANGIBLE ASSETS, NET	4,410	6,119
GOODWILL	31,562	31,562

Total assets	$190,940	$208,215

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2016	2015
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$3,275	$7,107
Employees and payroll accruals	7,381	8,211
Deferred revenues	11,133	14,066
Other payables and accrued expenses	3,157	5,710

Total current liabilities	24,946	35,094

LONG-TERM LIABILITIES:
Deferred revenues	3,597	4,912
Accrued severance pay	592	651
Other long-term liability	4,502	4,153

Total long-term liabilities	8,691	9,716

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.1 par value - Authorized: 200,000,000 shares at December 31, 2016 and 2015; Issued: 33,873,719 and 33,583,102 shares at December 31, 2016 and 2015, respectively; Outstanding: 33,057,719 and 33,558,102 shares at December 31, 2016 and 2015, respectively	843	837
Additional paid-in capital	264,782	259,385
Treasury stock at cost - 816,000 and 25,000 shares at December 31, 2016 and 2015, respectively	(3,998)	(166)
Accumulated other comprehensive loss	(149)	(470)
Accumulated deficit	(104,175)	(96,181)

Total shareholders' equity	157,303	163,405

Total liabilities and shareholders' equity	$190,940	$208,215

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2016	2015	2014
Revenues:
Products	$54,432	$62,642	$77,240
Services	35,937	37,325	39,946
Total revenues	90,369	99,967	117,186

Cost of revenues:
Products	20,401	26,707	27,389
Services	7,494	6,720	7,350

Total cost of revenues	27,895	33,427	34,739

Gross profit	62,474	66,540	82,447

Operating expenses:
Research and development (net of grant participations of $ 606, $ 1,252 and $ 984 for the years ended December 31, 2016, 2015 and 2014, respectively)	24,221	26,422	29,014
Sales and marketing	35,290	43,318	44,599
General and administrative	9,812	12,702	11,941

Total operating expenses	69,323	82,442	85,554

Operating loss	(6,849)	(15,902)	(3,107)
Financial income (expense), net	1,059	(584)	660

Loss before income tax expense	(5,790)	(16,486)	(2,447)
Income tax expense	2,204	3,356	50

Net loss	$(7,994)	$(19,842)	$(2,497)

Unrealized gain (loss) on available-for-sale marketable securities	337	(261)	(205)
Unrealized gain (loss) on foreign currency cash flow hedges transactions	(16)	1,411	(1,781)

Total comprehensive loss	$(7,673)	$(18,692)	$(4,483)

Net loss per share:
Basic and diluted	$(0.24)	$(0.59)	$(0.08)

Weighted average number of shares used in per share computations of net loss:
Basic and diluted	33,202,309	33,419,917	33,143,168

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional		Accumulated other		Total
	Outstanding shares	Amount	paid-in capital	Treasury stock	comprehensive income (loss)	Accumulated deficit	shareholders' equity

Balance at January 1, 2014	32,877,118	$774	$242,629	$-	$366	$(73,842)	$169,927

Exercise of stock options	442,805	45	1,431	-	-	-	1,476
Stock-based compensation	-	-	8,060	-	-	-	8,060
Other comprehensive loss	-	-	-	-	(1,986)	-	(1,986)
Net loss	-	-	-	-	-	(2,497)	(2,497)

Balance at December 31, 2014	33,319,923	819	252,120	-	(1,620)	(76,339)	174,980

Exercise of stock options	263,179	18	114	-	-	-	132
Treasury stock acquired, net *)	(25,000)	-	-	(166)	-	-	(166)
Stock-based compensation	-	-	7,151	-	-	-	7,151
Other comprehensive income	-	-	-	-	1,150	-	1,150
Net loss	-	-	-	-	-	(19,842)	(19,842)

Balance at December 31, 2015	33,558,102	837	259,385	(166)	(470)	(96,181)	163,405

Exercise of stock options	290,617	6	236	-	-	-	242
Treasury stock acquired, net *)	(791,000)	-	-	(3,832)	-	-	(3,832)
Stock-based compensation	-	-	5,161	-	-	-	5,161
Other comprehensive income	-	-	-	-	321	-	321
Net loss	-	-	-	-	-	(7,994)	(7,994)

Balance at December 31, 2016	33,057,719	843	264,782	(3,998)	(149)	(104,175)	157,303

*) Including acquisition expenses of $ 5 and $ 35 for the years ended December 31, 2016 and 2015, respectively.

Accumulated other comprehensive loss:

	Year ended December 31,
	2016	2015	2014

Accumulated unrealized loss on available-for-sale marketable securities	$(88)	$(425)	$(164)
Accumulated unrealized loss on foreign currency cash flows hedge transactions	(61)	(45)	(1,456)

Accumulated other comprehensive loss	$(149)	$(470)	$(1,620)

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014
Cash flows from operating activities:

Net loss	$(7,994)	$(19,842)	$(2,497)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	4,043	5,708	5,166
Impairment of intangible assets	-	5,777	-
Stock-based compensation	5,141	7,170	8,095
Capital loss	24	328	-
Increase (decrease) in accrued severance pay, net	(29)	349	(8)
Decrease in other assets	1,576	1,205	100
Decrease in accrued interest and amortization of premium on marketable securities	1,238	967	793
Increase in trade receivables	(284)	(847)	(6,851)
Decrease (increase) in other receivables and prepaid expenses	699	(2,623)	(1,321)
Decrease (increase) in inventories	2,934	(60)	3,689
Decrease (increase) in long-term deferred taxes, net	234	1,403	(224)
Increase (decrease) in trade payables	(3,832)	2,218	3,109
Increase (decrease) in employees and payroll accruals	(811)	901	1,073
Increase (decrease) in deferred revenues	(4,248)	1,961	1,911
Increase (decrease) in other payables and accrued expenses	(2,155)	(429)	2,800

Net cash provided by (used in) operating activities	(3,464)	4,186	15,835

Cash flows from investing activities:

Redemption of (Investment in) restricted cash	203	(203)	-
Redemption of (Investment in) short-term deposits	12,879	16,300	(21,000)
Purchase of property and equipment	(1,582)	(2,223)	(3,391)
Investment in available-for sale marketable securities	(29,695)	(34,098)	(22,736)
Proceeds from redemption or sale of marketable securities	33,208	22,221	8,266
Proceeds from sale of property and equipment	26	-	-
Loan granted to third party	-	-	(2,735)
Repayment of loan to third party	-	-	652
Acquisition of Optenet, net of cash (see schedule A below)	-	(9,859)	-

Net cash (used in) provided by investing activities	15,039	(7,862)	(40,944)

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014
Cash flows from financing activities:

Proceeds from exercise of stock options	113	132	1,476
Purchase of treasury stock, net	(3,832)	(166)	-

Net cash provided by (used in) financing activities	(3,719)	(34)	1,476

Increase (decrease) in cash and cash equivalents	7,856	(3,710)	(23,633)
Cash and cash equivalents at the beginning of the year	15,470	19,180	42,813

Cash and cash equivalents at the end of the year	$23,326	$15,470	$19,180

Supplementary cash flow information:

Cash paid (received) during the year for:

Taxes	$175	$139	$82

Schedule A- Acquisition of Optenet:

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
Working capital, net (excluding cash and cash equivalents)	$-	$(204)	$-
Equipment and other assets	-	152	-
Intangible assets	-	7,242	-
Goodwill	-	10,748	-

Total consideration	$-	$17,938	$-
Non cash consideration	$-	$(8,079)	$-
Payment for acquisition, net of cash	$-	$9,859	$-

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

The Company holds twelve wholly-owned subsidiaries (the Company together with said subsidiaries shall collectively be referred to as "Allot"): Allot Communications, Inc. in Woburn, Massachusetts, United-States (the "U.S. subsidiary"), which was incorporated in 1997 under the laws of the State of California, Allot Communication Europe SARL in Sophia, France (the "European subsidiary"), which was incorporated in 1998 under the laws of France, Allot Communications Japan K.K. in Tokyo, Japan (the "Japanese subsidiary"), which was incorporated in 2004 under the laws of Japan, Allot Communication (UK) Limited (the "UK subsidiary"), which was incorporated in 2006 under the laws of England and Wales, Allot Communications (Asia Pacific) Pte. Ltd. ("the Singaporean subsidiary"), which was incorporated in 2006 under the laws of Singapore, Allot Communications (New Zealand) Limited. (the "NZ subsidiary"), which was incorporated in 2007 under the laws of New Zealand, Allot India Private Limited. (the "Indian subsidiary”), which was incorporated in 2012 under the laws of India and commenced its activity in 2013, Allot Communications Africa (PTY) Ltd. (the "African subsidiary”), which was incorporated in 2013 under the laws of South Africa, Allot Communications (Hong Kong) Limited (the "HK subsidiary”), which was incorporated in 2013 under the laws of Hong-Kong, Allot Communications Spain, S.L. Sociedad Unipersonal (the "Spanish subsidiary”), which was incorporated in 2015 under the laws of Spain, Allot Communications (Colombia) S.A.S (the "Colombian subsidiary”), which was incorporated in 2015 under the laws of Colombia and Allot MexSub (the "Mexican subsidiary"), which was incorporated in 2015 under the laws of Mexico.

The U.S. subsidiary is engaged in the sale, marketing and technical support and development services in the Americas of products manufactured and imported by the Company. The European, Japanese, NZ, UK, Singaporean, Indian, HK African, Colombian and Mexican subsidiaries are engaged in marketing and technical support services of the Company's products in Europe, Japan, Oceania, UK, Asia, Africa and Latin America, respectively.

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

The total consideration for the acquisition was $ 17,938, which consisted of $ 9,859 paid in cash and primarily an additional contingent consideration estimated at fair value of $ 8,079 at the Optenet acquisition date. As of December 31, 2016 and 2015, the contingent consideration is estimated at fair value of $ 4,504 and $ 6,102, respectively. The change in fair value of the contingent consideration was recorded as reduction to general and administrative expenses.

The contingent consideration is payable over a five year term ending March 23, 2020 based on achievement of certain thresholds of revenues derived from Optenet’s products and has payments cap of $27,500. The obligation in respect of the contingent consideration is presented under Other payables and accrued expenses and Other long-term liability.

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

	Year ended December 31,
	2015	2014
	Unaudited
Revenues	$100,683	$124,244
Net loss	$(21,177)	$(17,976)

c.	Cost reduction plans:

During the third quarter of 2016, the Company initiated a limited restructuring plan to reduce its operating cost and improve its efficiency, mainly by reducing staff functions and some operations positions, as well as other measures. The restructuring expenses include mainly severance and other compensation related expenses associated with the termination of employment under a restructuring plan. The total restructuring costs in 2016 associated with exiting activities of the Company were $ 1,290 and recorded in operating expenses. As of December 31, 2016, the total liability balance for the restructuring plan was $ 309, mainly due to termination of employment expenses.

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

Short-term bank deposits are deposits with maturities of more than three months but less than one year at the balance sheet date. The deposits are in dollars and bear interest at annual weighted average rate of 1.37% and 0.93% at December 31, 2016 and 2015, respectively.

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

The Company's securities are reviewed for impairment in accordance with ASC 320-10-35. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be Other-Than-Temporary Impairment (OTTI). Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. Based on the above factors, the Company concluded that unrealized losses on its available-for-sale securities, for the years ended 2016, 2015 and 2014, were not OTTI.

h.   Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising primarily from end of life products and from slow-moving items, technological obsolescence, and excess inventory. Inventory write-offs during the year ended December 31, 2016, 2015 and 2014 amounted to $ 1,004, $ 775 and $ 4,097, respectively, and were recorded in cost of revenues for products.

Inventory write-off provision as of December 31, 2016 and 2015 amounted to $ 1,957 and $ 1,663, respectively.

Cost is determined using the weighted average cost method.

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

i.     Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Lab equipment	25 - 33
Computers and peripheral equipment	15 - 33
Office furniture	6 - 15
Leasehold improvements	Over the shorter of the term of the lease or the useful life of the asset

j.	Goodwill impairment:

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

The Company operates in a single reportable unit. The Company has performed an annual impairment analysis as of December 31, 2016 and determined that the carrying value of the reporting unit was less than the fair value of the reporting unit. Fair value is determined using market capitalization. During years 2016, 2015 and 2014, no impairment losses were recorded.

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

During the years ended December 31, 2016 and 2014, no impairment losses were recorded. During 2015, the Company recorded $ 5,777 impairment loss (see Note 9).

l.	Revenue recognition:

The Company generates revenues mainly from selling its products along with related maintenance and support services. At times, these arrangements may also include professional services, such as installation services or training. The Company generally sells its products through resellers, distributors, OEMs and system integrators, all of whom are considered end-users.

Revenues from product sales are recognized when persuasive evidence of an agreement exists, title and risk of loss have transferred, no significant performance obligations remain, product payment is not contingent upon performance of installation or service obligations, the fee is fixed or determinable and collectability is probable. In instances where acceptance of the product or service is specified by the customer, revenue recognition is deferred until all acceptance criteria have been met.

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

Deferred revenues are classified as short and long-term based on their contractual term and recognized as revenues at the time the respective elements are provided

The Company records a provision for estimated product returns based on its experience with historical product returns and other known factors. Such provisions amounted to $ 910 and $ 688 as of December 31, 2016 and 2015, respectively.

m.   Advertising expenses:

Advertising expenses are charged to the statement of comprehensive loss, as incurred. Advertising expenses for the years ended December 31, 2016, 2015 and 2014 amounted to $ 1,081, $ 1,201 and $ 1,131, respectively.

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

Severance expense for the years ended December 31, 2016, 2015 and 2014, amounted to $ 1,976, $ 2,286 and $ 2,092, respectively.

p.   Restructuring costs:

The Company accounts for restructuring activities in accordance to ASC 712 "Compensation-Nonretirement Postemployment Benefits" ("ASC 712"), which requires that a liability for a cost associated with a contractual postemployment benefits be recognized and measured, initially at fair value, only when it is probable that the employees will be entitled to the benefits and the amount is estimable.

q.   Accounting for stock-based compensation:

The Company accounts for stock based compensation in accordance with Accounting Standards Codification No. 718, "Compensation - Stock Compensation" ("ASC No. 718") that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of comprehensive loss. The Company recognizes compensation expenses for the value of its awards based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company accounted for changes in award terms as a modification in accordance with ASC 718. A modification to the terms of an award should be treated as an exchange of the original award for a new award with total compensation cost equal to the grant-date fair value of the original award plus the incremental value measured at the same date. Under ASC 718, the calculation of the incremental value is based on the excess of the fair value of the new (modified) award based on current circumstances over the fair value of the original award measured immediately before its terms are modified based on current circumstances.

ASC No. 718 requires forfeitures to be estimated at the time of the grant and revised in subsequent periods if actual forfeitures differ from those estimates.

The following table sets forth the total stock-based compensation expense resulting from stock options and restricted share units ("RSUs") granted to employees included in the consolidated statements of comprehensive loss, for the years ended December 31, 2016, 2015 and 2014:

	Year ended December 31,
	2016	2015	2014

Cost of revenues	$367	$324	$353
Research and development	1,240	1,637	1,919
Sales and marketing	1,833	2,802	3,322
General and administrative	1,701	2,407	2,501

Total stock-based compensation expense	$5,141	$7,170	$8,095

The Company selected the binomial option pricing model as the most appropriate fair value method for its stock-based compensation awards with the following assumptions for the years ended December 31, 2016, 2015 and 2014:

	Year ended December 31,
	2016	2015	2014

Suboptimal exercise multiple	2.9-3.5	3	3
Risk free interest rate	0.47%-1.58%	0.23%-2.35%	0.10%-2.73%
Volatility	33%-51%	37%-55%	44%-60%
Dividend yield	0%	0%	0%

The expected annual post-vesting and pre-vesting forfeiture rates affects the number of exercisable options. Based on the Company's historical experience, the annual pre-vesting and post-vesting are in the range of 0%-31% and 0%-29%, respectively, in the years 2016, 2015, and 2014.

The computations of expected volatility and suboptimal exercise multiple is based on the average of the Company's realized historical stock price. The computation of the suboptimal exercise multiple and the forfeiture rates are based on the grantees expected exercise prior and post vesting termination behavior. The interest rate for period within the contractual life of the award is based on the U.S. Treasury Bills yield curve in effect at the time of grant.

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

r.    Treasury stock:

The Company repurchases its Ordinary shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity.

s.   Concentration of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, short-term bank deposits, trade receivables and derivative instruments.

The majority of cash and cash equivalents and short-term deposits of the Company are invested in dollar deposits in major U.S. and Israeli banks. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, the cash and cash equivalents and short-term bank deposits may be redeemed upon demand, and therefore, bear minimal risk.

Marketable securities include investments in dollar linked corporate and municipal bonds. Marketable securities consist of highly liquid debt instruments with high credit standing. The Company’s investment policy, approved by the Board of Directors, limits the amount the Group may invest in any one type of investment or issuer, thereby reducing credit risk concentrations. Management believes that the portfolio is well diversified and, accordingly, minimal credit risk exists with respect to these marketable debt securities

The Company's trade receivables are primarily derived from sales to customers located mainly in EMEA, as well as in APAC, Latin America and the United States. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its customers and establishes an allowance for doubtful accounts on a specific basis. Allowance for doubtful accounts amounted to $ 924 and $ 657 as of December 31, 2016 and 2015, respectively.

The Company has no significant off balance sheet concentrations of credit risk.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.    Grants from the Israel Innovation Authority:

Participation grants from the Israel Innovation Authority (Previously known as the Office of the Chief Scientist) for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development non royalty bearing grants recognized amounted to $ 606, $ 1,252 and $ 984 in 2016, 2015 and 2014, respectively.

u.   Income taxes:

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

v.   Basic and diluted net income (loss) per share:

Basic net income (loss) per share is computed based on the weighted average number of Ordinary Shares outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of Ordinary Shares outstanding during each year, plus dilutive potential Ordinary Shares considered outstanding during the year, in accordance with FASB ASC 260 "Earnings Per Share".

For the years ended December 31, 2016, 2015 and 2014, all outstanding options and RSUs have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive. See Note 16.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.  Comprehensive income (loss):

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

The following table shows the components and the effects on net loss of amounts reclassified from accumulated other comprehensive loss as of December 31, 2016:

	Year ended December 31, 2016
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Total

Balance as of December 31, 2015	$(425)	$(45)	$(470)
Changes in other comprehensive income (loss) before reclassifications	293	226	519
Amounts reclassified from accumulated other comprehensive income (loss) to :
Cost of revenues	-	(32)	(32)
Operating expenses	-	(210)	(210)
Financial income, net	44	-	44

Net current-period other comprehensive income (loss)	337	(16)	321

Balance as of December 31, 2016	$(88)	$(61)	$(149)

x.    Fair value of financial instruments:

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

The Company's earn-out consideration is classified within Level 3. The valuation methodology used by the Company to calculate the fair value consideration is the discounted cash flow using Monte-Carlo simulation method by taking into account, forecast future revenues, expected volatility of 39.2% and weighted average cost of debt of 2%.

y.   Derivatives and hedging:

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

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Business combinations:

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

aa.       Warranty costs:

The Company generally provides three months software and a one year hardware warranty for all of its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's experience. Warranty expenses for the years ended December 31, 2016, 2015 and 2014 were immaterial.

ab.       Recently Issued Accounting Pronouncements:

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

In January 2016, the FASB issued a new standard to amend certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. Most prominent among the amendments is the requirement for changes in the fair value of our equity investments, with certain exceptions, to be recognized through net income rather than accumulated other comprehensive income (loss). ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. Early adoption by public entities is permitted only for certain provisions. The Company is currently in the process of evaluating the impact of the adoption of this standard on its consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2016, the FASB issued ASU 2016-02, “Leases”, on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840, "Leases". The guidance is effective for the interim and annual periods beginning on or after December 15, 2018, and early adoption is permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU 2016-02 on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, “Compensation – Stock Compensation”, which effects all entities that issue share-based payment awards to their employees. The amendments in this ASU cover such areas as the recognition of excess tax benefits and deficiencies, the classification of those excess tax benefits on the statement of cash flows, an accounting policy election for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification and the classification of those taxes paid on the statement of cash flows. This ASU is effective for annual and interim periods beginning after December 15, 2016. This guidance can be applied either prospectively, retrospectively or using a modified retrospective transition method. Early adoption is permitted. The Company does not expect that this new guidance will have a material impact on the Company’s Consolidated Financial Statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). The standard changes the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. ASU 2016-13 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. This new guidance doesn't have a material impact on the Company’s Consolidated Financial Statements.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In May 2014, the FASB issued a new standard related to revenue recognition. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle of the new revenue recognition standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The FASB has recently issued several amendments to the standard, including clarification on identifying performance obligations.

The guidance permits two methods of modification: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the cumulative catch-up transition method). The Company has not yet selected a transition method.

The new standard will be effective for the Company beginning January 1, 2018, and adoption as of the original effective date of January 1, 2017 is permitted. The Company will adopt the new standard as of January 1, 2018.

The Company has made progress toward completing its evaluation of the potential changes from adopting this new standard on its financial reporting and disclosures. The Company has developed a project plan to analyze the potential impact this guidance will have on its consolidated financial statements and related disclosures as well as its business processes, systems and controls. This includes reviewing revenue contracts across all revenue streams and evaluating potential differences that would result from applying the requirements under the new guidance, including among others, the impact on specific performance obligations and variable consideration transactions. The Company is still currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31, 2016				December 31, 2015
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Available-for-sale - matures within one year:
Governmental debentures	$339	$0	$(0)	$339	$293	$-	$(0)	$293
Corporate debentures	19,693	31	(14)	19,710	20,077	1	(19)	20,059

	20,032	31	(14)	20,049	20,370	1	(19)	20,352
Available-for-sale - matures after one year through three years:
Governmental debentures	-	-	-	-	978	-	(6)	972
Corporate debentures	34,472	70	(78)	34,464	29,004	3	(230)	28,777

	34,472	70	(78)	34,464	29,982	3	(236)	29,749
Available-for-sale - matures after three years through five years:
Governmental debentures	100	-	-	100	344	-	(5)	339
Corporate debentures	5,991	2	(99)	5,894	14,650	5	(174)	14,481

	6,091	2	(99)	5,994	14,994	5	(179)	14,820

	$60,595	$103	$(191)	$60,507	$65,346	$9	$(434)	$64,921

All investments with an unrealized loss as of December 31, 2016 are with continuous unrealized losses for less than 12 months.

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

The earn-out liability related to the acquisition of Optenet is classified within Level 3 because this liability is based on present value calculations and an external valuation model whose inputs include market interest rates, estimated operational capitalization rates and volatilities.

The Company's financial net assets measured at fair value on a recurring basis, including accrued interest components, consisted of the following types of instruments as of December 31, 2016 and 2015, respectively:

	As of December 31, 2016
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Available-for-sale marketable securities	$-	$60,507	$-	$60,507
Foreign currency derivative contracts	-	28	-	28
Earn-out liability	-	-	4,504	4,504

Total financial net assets	$-	$60,535	$4,504	$65,039

	As of December 31, 2015
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Available-for-sale marketable securities	$-	$64,921	$-	$64,921
Foreign currency derivative contracts	-	401	-	401
Earn-out liability	-	-	6,102	6,102

Total financial net assets	$-	$65,322	$6,102	$71,424

Fair value measurements using significant unobservable inputs (Level 3):

Balance at January 1, 2016	$6,102

Earn Out liability payments, settlements and adjustments due to exchange rates	(636)
Adjustment due to change in the forecast of earn-out consideration	(962)

Balance at December 31, 2016	$4,504

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	DERIVATIVE INSTRUMENTS

The Company enters into hedge transactions with a major financial institution, using derivative instruments, primarily forward contracts and options to purchase and sell foreign currencies, in order to reduce the net currency exposure associated with anticipated expenses (primarily salaries and related expenses that are designated as cash flow hedges) in currencies other than U.S. dollar, and forecasted revenues denominated in Euro. The net income recognized in "Financial income, net" during the years ended December 31, 2016, 2015 and 2014 was $ 286, $ 1,200 and $ 2,144, respectively.

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

The Company records all derivatives on the consolidated balance sheets at fair value in accordance with ASC No. 820 at Level 2. The effective portion of cash flow hedges are recorded in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of cash flow hedges are adjusted to fair value through earnings in financial income (expenses), net. The Company does not enter into derivative transactions for trading purposes.

The Company had a net unrealized loss associated with cash flow hedges of $ 61 and $ 45 recorded in other comprehensive loss as of December 31, 2016 and 2015, respectively. As of December 31, 2016 and 2015, the Company had outstanding hedge transactions in the amount of $ 13,302 and $ 18,361, respectively.

The fair value of the outstanding foreign exchange contracts recorded by the Company on its consolidated balance sheets as of December 31, 2016 and 2015, as assets and liabilities is as follows:

Foreign exchange forward and		December 31,
options contracts	Balance sheet	2016	2015

Fair value of foreign exchange hedge transactions	Other receivables and prepaid expenses	$40	$104
Fair value of foreign exchange hedge transactions	Other payables and accrued expenses	(101)	(149)

Total derivatives designated as hedging instruments	Other Comprehensive loss	$(61)	$(45)

Gain or loss on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive loss to operating expenses for the years ended December 31, 2016, 2015 and 2014 were $ (242), $ 1,407 and $ 717, respectively.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	DERIVATIVE INSTRUMENTS (Cont.)

Non-designated hedges:

The Company also uses foreign currency forward contracts to mitigate variability in gains and losses generated from the re-measurement of certain monetary assets and liabilities denominated in foreign currencies. These derivatives do not qualify for special hedge accounting treatment. These derivatives are carried at fair value with changes recorded in financial income, net. Changes in the fair value of these derivatives are largely offset by re-measurement of the underlying assets and liabilities. Cash flows from such derivatives are classified as operating activities. The derivatives have maturities of approximately twelve months. As of December 31, 2016 and 2015, the Company’s transactions were $ 14,969 and $ 14,901, respectively.

The fair value of the outstanding non-designated foreign exchange contracts recorded by the Company on its consolidated balance sheets as of December 31, 2016 and 2015, as assets and liabilities is as follows:

Foreign exchange forward and		December 31,
options contracts	Balance sheet	2016	2015

Fair value of foreign exchange non-designated hedge transactions	Other receivables and prepaid expenses	$181	$459
Fair value of foreign exchange non-designated hedge transactions	Other payables and accrued expenses	(92)	(13)

Total derivatives designated as hedging instruments		$89	$446

NOTE 6:-	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2016	2015

Prepaid expenses	$1,739	$1,959
Government authorities	1,003	898
Receivable from third-party	426	-
Foreign currency derivative contracts	221	566
Short-term lease deposits	127	215
Grants receivable from the Israel Innovation Authority	-	728
Others	363	147

	$3,879	$4,513

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	INVENTORIES

	December 31,
	2016	2015

Raw materials	$1,257	$1,584
Finished goods	5,978	8,585

	$7,235	$10,169

As of December 31, 2016 and 2015, the finished products line item above includes deferral of the cost of goods sold for which revenue was not yet recognized in the amount of approximately $ 512 and $ 572, respectively.

NOTE 8:-       PROPERTY AND EQUIPMENT, NET

	December 31,
	2016	2015
Cost:
Lab equipment	$13,225	$12,527
Computers and peripheral equipment	18,704	18,667
Office furniture and equipment	975	955
Leasehold improvements	1,238	1,164

	34,142	33,313
Accumulated depreciation:
Lab equipment	10,788	9,483
Computers and peripheral equipment	17,750	17,453
Office furniture and equipment	521	568
Leasehold improvements	696	620

	29,755	28,124

Depreciated cost	$4,387	$5,189

Depreciation expense for the years ended December 31, 2016, 2015 and 2014 was $ 2,334, $ 2,813 and $ 3,308, respectively.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	INTANGIBLE ASSETS, NET

a.	The following table shows the Company's intangible assets for the periods presented:

	December 31,
	2016	2015
Original Cost:

Technology *)	$9,111	$9,111
Backlog	1,877	1,877
Customer relationships **)	3,592	3,592

	$14,580	$14,580
Accumulated amortization:

Technology	$6,705	$5,765
Backlog	1,867	1,632
Customer relationships	1,598	1,064

	$10,170	$8,461

Amortized cost	$4,410	$6,119

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

b.	Amortization expense for the years ended December 31, 2016, 2015 and 2014 was $ 1,709, $ 2,895 and $ 1,858, respectively.

c.	Estimated amortization expense for the years ending:

Year ending December 31,

2017	1,478
2018	1,630
2019	1,302

Total	4,410

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2016	2015

Accrued expenses	$2,255	$1,758
Accrued taxes	416	473
Foreign currency derivative contracts	193	163
Advances from customers	23	1,103
Contingent consideration	-	1,949
Others	270	264

	$3,157	$5,710

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.    Lease commitments:

The Company signed several non-cancelable agreements for its facilities which vary in dates and terms. In March 2013, the Company engaged in renting its main facilities for an average period of five years, starting July 2013. The total rental expenses are approximately $ 144 per month.

The U.S. subsidiary has an operating lease for office facilities in Woburn, Massachusetts and in San Diego, California, the leases expire on August 31, 2019 and on April 30, 2018, respectively. The Spanish subsidiary has an operating lease for office facilities in Madrid, Spain, the leases expire within three month notice period. The Company's subsidiaries maintain smaller offices in South Africa, China, Singapore, Japan, New Zealand, Colombia and various locations in Europe.

In addition, the Company has operating lease agreements for its motor vehicles, which terminate in 2016 through 2019.

Operating leases (offices and motor vehicles) expense for the years ended December 31, 2016, 2015 and 2014 was $ 2,758, $ 2,828 and $ 3,155, respectively.

As of December 31, 2016, the aggregate future minimum lease obligations (offices and motor vehicles) under non-cancelable operating leases agreements were as follows:

Year ending December 31,

2017	$2,480
2018	651
2019	103

Total	$3,234

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

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

c.   Litigations:

On November 8, 2016, a former employee filed a claim against the Company alleging that he is entitled to compensation for unlawful dismissal by the Company. A mediation attempt has failed, the Company is waiting for the first hearing to take place. The Company believes that it has valid defenses to the claim. According to the Company's legal counsel the award will not exceed $ 32.

NOTE 12:-	SHAREHOLDERS' EQUITY

a.	Company's shares:

As of December 31, 2016, the Company's authorized share capital consists of NIS 20,000,000 divided into 200,000,000 Ordinary Shares, par value NIS 0.1 per share. Ordinary Shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends, if declared.

b.	Treasury stock:

On August 2015, the Company's Board of Directors authorized the repurchase of up to an aggregate of $ 15 million of the Company's Ordinary shares in the open market, subject to normal trading restrictions. During November 2015, the Company received court's approvals to purchase up to $ 15 million of its ordinary shares. The court's approval for share repurchases was expired on May 26, 2016. On July 6, 2016, the Company received the court's approval to extend the share repurchase period for additional 6 months. During 2015 the Company purchased 25,000 of its Ordinary shares for a total consideration of $ 166. During 2016 the Company purchased 791,000 of its Ordinary shares for a total consideration of $ 3,832. Total consideration for the purchase of these Ordinary shares was recorded as Treasury stock, at cost, as part of shareholders' equity.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

c.	Stock option plan:

A summary of the Company's stock option activity, pertaining to its option plans for employees and related information is as follows:

	Year ended December 31,
	2016		2015		2014
	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price

Outstanding at beginning of year	2,811,966	$10.70	2,531,381	$11.99	2,875,003	$12.02
Granted	643,697	$4.99	704,348	$6.73	572,533	$11.93
Forfeited	(1,358,492)	$12.41	(320,496)	$15.13	(562,787)	$17.02
Exercised	(138,157)	$1.75	(103,267)	$1.28	(353,368)	$4.18

Outstanding at end of year	1,959,014	$8.24	2,811,966	$10.70	2,531,381	$11.99

Exercisable at end of year	1,072,658	$9.87	1,646,204	$11.99	1,440,143	$11.75

Vested and expected to vest	1,407,930	$9.04	2,197,848	$11.16	1,950,116	$11.97

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal years 2016, 2015 and 2014 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2016, 2015 and 2014, respectively. This amount may change based on the fair market value of the Company's stock. The total intrinsic value of options outstanding at December 31, 2016, 2015 and 2014, were $ 728, $ 1,580 and $ 4,085, respectively. The total intrinsic value of exercisable options at December 31, 2016, 2015 and 2014, were approximately $ 604, $ 1,170 and $ 2,983, respectively. The total intrinsic value of options vested and expected to vest at December 31, 2016, 2015 and 2014, were approximately $ 634, $ 1,363 and $ 3,436, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2016, 2015 and 2014 were approximately $ 415, $ 469 and $ 1,901, respectively. The weighted-average grant-date fair value of the options granted during the years ended December 31, 2016, 2015 and 2014 were $ 2.12, $ 3.45 and $ 6.31, respectively. The number of options vested during the year ended December 31, 2016 was 279,088. The weighted-average remaining contractual life of the outstanding options as of December 31, 2016 is 5.53 years. The weighted-average remaining contractual life of exercisable options as of December 31, 2016 is 4.99 years.

On May 2, 2016 the Board of Directors of the Company approved the repricing of 384,635 stock options for the Company's employees and executive officers, previously granted. As part of the repricing, options with exercise price higher than $ 7 per share were repriced. Repriced options were replaced by options with lower exercise price or RSU's.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The vesting period for the new granted options and RSU's was schedule for two years. The incremental expense for the repricing of the options was approximately $ 470. For the year ended December 31, 2016, the Company recorded expenses totaling $ 155 associated with the repricing.

The options outstanding as of December 31, 2016, have been classified by exercise price, as follows:

Exercise price	Shares upon exercise of options outstanding as of December 31, 2016	Weighted average remaining contractual life	Shares upon exercise of options exercisable as of December 31, 2016
		Years

$23.31-27.58	73,000	5.62	73,000
$15.20-17.07	129,059	4.75	123,088
$10.16-14.68	383,233	6.59	297,998
$5.01-9.25	827,398	5.43	321,964
$0.03-4.95	546,324	5.12	256,608

	1,959,014		1,072,658

The following provides a summary of the restricted stock unit activity for the Company for the two years ended December 31, 2016:

	Year ended December 31,
	2016		2015
	Number of shares upon exercise	Weighted average share price	Number of shares upon exercise	Weighted average share price

Outstanding at beginning of year	359,404	$10.95	445,264	$12.43
Granted	531,570	$4.59	158,551	$8.52
Vested	(152,460)	$10.08	(159,912)	$11.22
Forfeited	(146,388)	$6.85	(84,499)	$12.57

Unvested at end of year	592,126	$6.53	359,404	$10.95

As of December 31, 2016, $ 2,194 and $ 2,801 unrecognized compensation cost related to stock options and RSUs respectively is expected to be recognized over a weighted average vesting period of 2.34 years.

As of December 31, 2016, the Company holds outstanding options under the 2016 option plan (formerly, 2006 Plan). The outstanding options and RSUs under the 2016 plan are exercisable to 1,959,014 and 592,126 Ordinary shares respectively.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

Under the terms of the above option plans, options may be granted to employees, officers, directors and various service providers of the Company and its subsidiaries. The options generally become exercisable quarterly over a four-year period, commencing one year after date of the grant, subject to the continued employment of the employee. The options generally expire no later than ten years from the date of the grant. The exercise price of the options at the date of grant under the plans may not be less than the nominal value of the shares into which such options are exercised, any options, which are forfeited or cancelled before expiration, become available for future grants. As of December 31, 2016, 807,322 Ordinary shares are available for future issuance under the option plans.

In 2015 the Company granted 1,732 options to employees with an exercise price of $ 0.03, which was lower than the trading price of the Company's Ordinary Shares quoted on the NASDAQ Global Select Market on the date of the grants. During 2016, the Company did not grant options with an exercise price lower than the trading price of the Company's Ordinary Shares.

In addition to granting stock options, the Company granted 531,570 and 158,551 RSUs in 2016 and 2015, respectively under the 2016 option plan. RSUs vest over a four year period subject to the continued employment of the employee. RSUs that are cancelled or forfeited become available for future grants.

NOTE 13:-	TAXES ON INCOME

a.	Corporate tax rates:

The Israeli corporate income tax rate was 25% in 2016 and 26.5% in 2015 and 2014.

In January 2016, the Law for Amending the Income Tax Ordinance (No. 216) (Reduction of Corporate Tax Rate), 2016 was approved, which includes a reduction of the corporate tax rate from 26.5% to 25%, effective from January 1, 2016.
In December 2016, a further reduction in the corporate tax rate to 24% effective January 2017 and to 23% effective January 1, 2018 and thereafter was enacted.

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

The entitlement to the above benefits is contingent upon the fulfillment of the conditions stipulated in the Law, regulations published there under and the criteria set forth in the specific letters of approval. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and linked to changes in the Israeli CPI. As of December 31, 2016, management believes that the Company meets the aforementioned conditions.

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

As of December 31, 2016, there are no profits earned by the Company Israel’s “Approved Enterprises” and “Beneficiary Enterprise”.

Income from sources other than the "Approved and Beneficiary Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate.

As of January 1, 2011, new legislation amending the Investment Law came into effect (the "2011 Amendment"). The 2011 Amendment introduced a new status of "Preferred Company" and "Preferred Enterprise", replacing the then existing status of "Beneficiary Company" and "Beneficiary Enterprise". Similarly to "Beneficiary Company", a Preferred Company is an industrial company owning a Preferred Enterprise which meets certain conditions (including a minimum threshold of 25% export). However, under this new legislation the requirement for a minimum investment in productive assets was cancelled.

Under the 2011 Amendment, a uniform corporate tax rate will apply to all qualifying income of the Preferred Company, as opposed to the former law, which was limited to income from the Approved Enterprises and Beneficiary Enterprise during the benefits period. The uniform corporate tax rate was 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel during 2015 and 2016, an amendment to the Investment law from December 2016 reduced the tax rate in Development Zone A to 7.5% starting from 2017 while the tax rate in other areas remains 16%.

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments ("the Amendment") was published. According to the Amendment, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

A dividend distributed from income which is attributed to a Preferred Enterprise/Special Preferred Enterprise will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 20% as of 2014 and thereafter (iii) non-Israeli resident - 20% as of 2014 and thereafter subject to a reduced tax rate under the provisions of an applicable double tax treaty.

In December 2016 new legislation amended the Investment Law (the “2016 Amendment”). Under the 2016 Amendment a new status of “Technological Preferred Enterprise” was introduced to the Investment Law. Under the 2016 amendment, a Technological Preferred Enterprise which is located in areas other than Development Zone A will be subject to tax at a rate of 12% on profits derived from intellectual property. The implementation of the 2016 Amendment is subject to regulations to be promulgated by the Finance Minister by March 31, 2017. As such regulations have not yet been promulgated and as the definitive criteria to determine the tax benefits have not yet been established, it cannot be concluded that the legislation with respect to Technological Preferred Enterprises had been enacted or substantively enacted as of that date. Accordingly, the above changes in the tax rates were not taken into account in the computation of deferred taxes as of December 31, 2016. Under the transition provisions of the new legislation, the Company may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law.

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

e.	Pre-tax income (loss) is comprised as follows:

	Year ended December 31,
	2016	2015	2014

Domestic	$(7,033)	$(16,898)	$(3,792)
Foreign	1,243	412	1,345

	$(5,790)	$(16,486)	$(2,447)

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

f.	A reconciliation of the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expenses is as follows:

	Year ended December 31,
	2016	2015	2014

Loss before taxes on income	$(5,790)	$(16,486)	$(2,447)

Theoretical tax expense computed at the Israeli statutory tax rate (25%, 26.5% and 26.5% for the years 2016, 2015 and 2014, respectively)	$(1,448)	$(4,369)	$(649)

Changes in valuation allowance	(469)	3,716	(1,328)
Increase (decrease) in losses and temporary differences due to change in Israeli corporate and “Approved Enterprise" tax	(216)	679	611
Write off of prepaid and withholding taxes	1,759	1,150	-
Foreign tax rates differences related to subsidiaries	576	103	(34)
Non-deductible expenses and other	567	181	(381)
Non-deductible share-based compensation expense	1,435	1,896	1,831

Actual tax expense	$2,204	$3,356	$50

g.	Income tax expense is comprised as follows:

	Year ended December 31,
	2016	2015	2014

Current taxes	$203	$146	$612
Deferred taxes (benefit)	242	2,060	(562)
Write off of prepaid and withholding taxes	1,759	1,150	-

	$2,204	$3,356	$50

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

h.    Net operating losses carry forward:

The Company has accumulated net operating losses for tax purposes as of December 31, 2016, in the amount of approximately $ 46,600, which may be carried forward and offset against taxable income in the future for an indefinite period. In December 2014, the Israeli Tax Authorities approved a final tax ruling with respect to the Company’s acquisition of Oversi. According to the ruling, the net operating losses may be offset against taxable income annually with a limitation of up to 14% of the total accumulated losses but no more than 50% of the Company's taxable income. As of December 31, 2016, the Company recorded a full valuation allowance with respect to its deferred tax assets in Allot Communications Ltd. and wrote-off prepaid and withholding taxes of $ 1,759 as the Company does not expect to utilize these tax assets in the near future. In addition, the Company has accumulated capital losses for tax purposes as of December 31, 2016, of approximately $ 27,300, which may be carried forward and offset against taxable capital gains in the future for an indefinite period, but are limited as stated above.  Management currently believes that since the Company has a history of losses, and uncertainty with respect to future taxable income, it is more likely than not that the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future. Thus, a valuation allowance was provided to reduce deferred tax assets to their realizable value.

The U.S. subsidiary has accumulated losses for U.S. federal income tax return purposes of approximately $ 5,517. The federal accumulated losses for tax purposes expire between 2026 and 2032. The state accumulated losses for tax purposes began to expire in 2014. An amount of $ 1,707 of the net operating loss carry-forwards relates to excess tax deductions from stock options.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income taxes are as follows:

	December 31,
	2016	2015
Deferred tax assets:
Operating and capital loss carryforwards	$12,900	$14,842
Reserves and allowances	2,022	948

Deferred tax asset before valuation allowance	14,922	15,790
Valuation allowance	(14,655)	(15,124)
Net deferred tax asset	267	666

Deferred tax liability	-	(157)
Net deferred tax asset	$267	$509

j.
As of December 31, 2016, the provision in respect of ASC 740-10 was immaterial. As of December 31, 2015, the Company recorded a provision in the amount of $293. The accrued interest and penalties related to the provision in income taxes is immaterial.

The Company conducts business globally and, as a result, the Company or one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Israel, France, and the United States. With a few exceptions, the Company is no longer subject to Israeli tax assessment through the year 2012 and the European and U.S. subsidiaries have final tax assessments through 2012.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	GEOGRAPHIC INFORMATION

Allot operates in a single reportable segment. Revenues are based on the location of the Company's channel partners which are considered as end customers, as well as direct customers of the Company:

	Year ended December 31,
	2016	2015	2014

Europe	$34,279	$39,110	$41,238
Asia and Oceania	27,700	28,495	41,990
Americas (excluding the United States)	13,094	14,347	3,299
Middle East and Africa	12,365	9,809	15,352
United States	2,931	8,206	15,307

	$90,369	$99,967	$117,186

The following are the Company’s major customers:

	Year ended December 31,
	2016	2015	2014

Customer A	25%	27%	27%
Customer B	17%	-	-
Customer C	-	10%	17%

	42%	37%	44%

The following presents total long-lived assets as of December 31, 2016 and 2015:

	December 31,
	2016	2015
Long-lived assets:
Israel	$4,156	$4,924
United States	42	109
Other	189	156

	$4,387	$5,189

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2016	2015	2014

Financial income:
Interest income	$2,466	$2,174	$1,900

Financial expenses:
Exchange rate differences and other	186	1,480	174
Amortization/accretion of premium/discount on marketable securities, net	1,221	1,278	1,066

	$1,059	$(584)	$660

NOTE 16:-      EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share:

	Year ended December 31,
	2016	2015	2014
Numerator:
Net loss	$(7,994)	$(19,842)	$(2,497)

Denominator:
Weighted average number of shares outstanding used in computing diluted net loss per share	33,202,309	33,419,917	33,143,168

Basic and diluted net loss per share	$(0.24)	$(0.59)	$(0.08)

The following numbers of shares were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year ended December 31,
	2016	2015	2014

Ordinary shares	2,000,757	3,424,891	2,300,425