Form 20-F
period 2017-12-31
Allot Communications Ltd.
filed 2018-03-22
CIK 1365767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2017: 33,483,262   ordinary shares, ILS 0.10 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

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

Yes ☒          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Smaller reporting company ☐          Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Item 17 ☐          Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐          No ☒

TABLE OF CONTENTS

PART I		7
ITEM 1: Identity of Directors, Senior Management and Advisers		7
ITEM 2: Offer Statistics and Expected Timetable		7
ITEM 3: Key Information		7
A.	Selected Financial Data	7
B.	Capitalization and Indebtedness	9
C.	Reasons for Offer and Use of Proceeds	9
D.	Risk Factors	9

ITEM 4: Information on Allot		29
A.	History and Development of Allot	29
B.	Business Overview	29
C.	Organizational Structure	39
D.	Property, Plant and Equipment	40
ITEM 4A: Unresolved Staff Comments		40

ITEM 5: Operating and Financial Review and Prospects		40
A.	Operating Results	40
B.	Liquidity and Capital Resources	52
C.	Research and Development, Patents and Licenses	53
D.	Trend Information	54
E.	Off-Balance Sheet Arrangements	54
F.	Contractual Obligations	54
ITEM 6: Directors, Senior Management and Employees		54
A.	Directors and Senior Management	55
	Directors	55

	Executive Officers	57
B.	Compensation of Officers and Directors	59

C.	Board Practices	62

D.	Employees	68
E.	Share Ownership	68

ITEM 7: Major Shareholders and Related Party Transactions		71
A.	Major Shareholders	71

B.	Related Party Transactions	72

C.	Interests of Experts and Counsel	73
ITEM 8: Financial Information		73

A.	Consolidated Financial Statements and Other Financial Information.	73
B.	Significant Changes	73
ITEM 9: The Offer and Listing		73

	Markets	74
ITEM 10: Additional Information		74
A.	Share Capital	74
B.	Memorandum and Articles of Association	74
C.	Material Contracts	79
D.	Exchange Controls	79
E.	Taxation	80
F.	Dividends and Paying Agents	92
G.	Statement by Experts	92
H.	Documents on Display	92
I.	Subsidiary Information	93
ITEM 11: Quantitative and Qualitative Disclosures About Market Risk		93

ITEM 12: Description of Securities Other Than Equity Securities		94

PART II		94
ITEM 13: Defaults, Dividend Arrearages and Delinquencies		94
ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceed s		94
A.	Material Modifications to the Rights of Security Holders	94
B.	Use of Proceeds	94
ITEM 15: Controls and Procedures		94
ITEM 16: Reserved		95
ITEM 16A: Audit Committee Financial Expert		95
ITEM 16B: Code of Ethics		95

ITEM 16C: Principal Accountant Fees and Services		95
Audit Committee’s Pre-Approval Policies and Procedures		95
ITEM 16D: Exemptions from the Listing Standards for Audit Committees		96

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers		96
ITEM 16F: Change in Registrant’s Certifying Accountant		96
ITEM 16G: Corporate Governance		96
ITEM 16H: Mine Safety Disclosure		96

PART III		97
ITEM 17: Financial Statements		97
ITEM 18: Financial Statements		97
ITEM 19: Exhibits		97

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

Cautionary Note Regarding Forward-Looking Statements

In addition to historical facts, this annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition.  Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. These statements include but are not limited to:

•	statements regarding projections of capital expenditures;

•	statements regarding competitive pressures;

•	statements regarding expected revenue growth;

•	statements regarding the expected growth in demand of our products;

•
statements regarding trends in mobile networks, including the development of a digital lifestyle, over-the-top applications, the need to manage mobile network traffic and cloud computing, among others;

•	statements regarding our ability to develop technologies to meet our customer demands and expand our product and service offerings;

•	statements regarding the acceptance and growth of our services by our customers;

•	statements regarding the expected growth in the use of particular broadband applications;

•	statements as to our ability to meet anticipated cash needs based on our current business plan;

•	statements as to the impact of the rate of inflation and the political and security situation on our business;

•	statements regarding the price and market liquidity of our ordinary shares;

•	statements as to our ability to retain our current suppliers and subcontractors; and

•	statements regarding our future performance, sales, gross margins, expenses (including stock-based compensation expenses) and cost of revenues.

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

ITEM 2:  Offer Statistics and Expected Timetable

Not applicable.

ITEM 3:  Key Information

A.            Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “ITEM 5: Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The consolidated statements of operations data for the years ended December 31, 2015, 2016 and 2017 and the consolidated balance sheet data as of December 31, 2016 and 2017 are derived from our audited consolidated financial statements included in “ITEM 18: Financial Statements,” which have been prepared in accordance with generally accepted accounting principles in the United States. The consolidated statements of operations for the years ended December 31, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements which are not included in this annual report.

	Year ended December 31,
	2013	2014	2015	2016	2017

Consolidated Statements of Operations:
Revenues:
Products	$66,318	$77,240	$62,642	$54,432	$48,727
Services	30,227	39,946	37,325	35,937	33,265
Total revenues	96,545	117,186	99,967	90,369	81,992
Cost of revenues(1):
Products	20,572	27,389	26,707	20,401	19,258
Services	6,246	7,350	6,720	7,494	9,272
Total cost of revenues	26,818	34,739	33,427	27,895	28,530
Gross profit	69,727	82,447	66,540	62,474	53,462
Operating expenses:
Research and development, gross	28,073	29,998	27,674	24,827	22,244
Less grant participation	1,051	984	1,252	606	392
Research and development, net(1)	27,022	29,014	26,422	24,221	21,852
Sales and marketing(1)	39,817	44,599	43,318	35,290	38,316
General and administrative(1)	9,952	11,941	12,702	9,812	10,696
Total operating expenses	76,791	85,554	82,442	69,323	70,864
Operating income (loss)	(7,064)	(3,107)	(15,902)	(6,849)	(17,402)
Financing income (expenses), net	727	660	(584)	1,059	894
Income (loss) before income tax expenses (benefit)	(6,337)	(2,447)	(16,486)	(5,790)	(16,508)
Income tax expenses (benefit)	120	50	3,356	2,204	1,564
Net income (loss)	$(6,457)	$(2,497)	$(19,842)	$(7,994)	$(18,072)
Basic net earnings (loss) per share	$(0.20)	$(0.08)	$(0.59)	$(0.24)	$(0.54)
Diluted net earnings (loss) per share	$(0.20)	$(0.08)	$(0.59)	$(0.24)	$(0.54)
Weighted average number of shares used in computing basic net earnings (loss) per share	32,680,766	33,143,168	33,419,917	33,202,309	33,253,158
Weighted average number of shares used in computing diluted net earnings (loss) per share	32,680,766	33,143,168	33,419,917	33,202,309	33,253,158
___________________
(1)	Includes stock-based compensation expense related to options and restricted stock units, or RSUs, granted to employees and others as follows:

	Year ended December 31,
	2013	2014	2015	2016	2017
	(in thousands)
Cost of revenues	$368	$353	$324	$367	$362
Research and development expenses, net	1,666	1,919	1,637	1,240	648
Sales and marketing expenses	3,106	3,322	2,802	1,833	1,166
General and administrative expenses	2,591	2,501	2,407	1,701	1,190
Total	$7,731	$8,095	$7,170	$5,141	3,366

	At Year ended December 31,
	2013	2014	2015	2016	2017
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$42,813	$19,180	$15,470	$23,326	$15,342
Short-term deposits and restricted deposits	38,000	59,000	42,903	29,821	31,471
Marketable securities	40,798	54,271	64,921	60,507	63,194
Working capital	133,362	138,174	126,756	123,980	111,786
Total assets	199,257	212,948	208,215	190,940	184,525
Total liabilities	29,330	37,968	44,810	33,637	41,396
Accumulated deficit	(73,842)	(76,339)	(96,181)	(104,175)	(122,247)
Share capital	774	819	837	843	851
Total shareholders’ equity	169,927	174,980	163,405	157,303	143,129

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

We have a history of net losses in all fiscal years since our inception, other than in 2006 and 2011. We had a net loss of $18.1 million in 2017, resulting mainly from a decrease in both products revenues and services revenues of $8.4 million, restructuring expenses of $2.4 million, changes in tax related items of $1.7 million and the impact of the weakening of the U.S. dollar mainly against the ILS and Euros. We had a net loss of $8.0 million in 2016, resulting mainly from a decrease in both products revenues and services revenues. We had a net loss of $19.8 million in 2015, resulting mainly from impairment charge of $5.8 million, tax expenses which amounted to $3.4 million (including $2.7 million of deferred tax asset and pre-paid tax expenses write-off) and a decrease in product revenues.  We can provide no assurance that we will be able to achieve or maintain profitability, and we may incur losses in the future if we do not generate sufficient revenues.

Our revenues and business may be adversely affected if we do not effectively compete in the markets in which we operate.

We compete against large companies in a rapidly evolving and highly competitive sector of the networking technology and security markets, which offer, or may offer in the future, competing technologies, including partial or alternative solutions to operators' and enterprises’ challenges, and which, similarly to us, intensely pursue the largest service providers (referred to as Tier 1 operators) as well as large enterprises.  Our ability to effectively compete in these markets may be limited since our competitors may have greater financial resources, significant market share and established relationships with operators and distribution channels.

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

Certain of our current direct competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources.  As the intelligent broadband solutions market has grown, including the markets for DPI enabled solutions for mobile networks and for security products, new competitors have entered and may continue to enter the market.   Furthermore, our market is subject to industry consolidation, as companies attempt to maintain or strengthen their positions in our evolving industry. Some of our current and potential competitors have made acquisitions or have announced new strategic alliances designed to position them to provide many of the same products and services that we provide to both the service provider and enterprise markets, such as the recent Sandvine – Procera transaction, which resulted in a combined company positioned to compete with us in the fields of analytics, policy charging and control, traffic management, security, regulatory compliance and cloud managed services. Industry consolidation may result in stronger competitors that are better able to compete as sole-source vendors for customers, may cause price reductions, reduced gross margins and loss of market share.

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

We derived 32% of our total revenues in 2017 from one Tier 1 mobile and fixed operator. In 2016 and 2015, we derived 42% and 37% of our total revenues from two Tier 1 mobile and fixed operators, respectively.  In addition, revenues from individual customers may fluctuate from time to time based on the timing and the terms under which orders are received and the duration of the delivery and implementation of such orders, potentially resulting in decreases in revenues from such customers. The loss of any significant customer or a significant decrease in business from any such customer could have a material adverse effect on our revenues, results of operations and financial condition.

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

On December 14, 2017 the United States Federal Communications Commission (the “FCC”) announced that it voted to repeal the Open Internet Report and Order on Remand, Declaratory Ruling, and Order (the “Open Internet Order”). The Open Internet Order was issued by the FCC and went into effect on June 12, 2015.  The Open Internet Order sets forth rules, grounded, among others, on Title II of the Communications Act of 1934; the Open Internet Order regulates both fixed and mobile Internet Service Providers (ISPs) and prohibits them, subject to reasonable network management, from blocking and/or throttling of lawful content, applications, services, or non-harmful devices, and from unreasonably interfering or disadvantaging of (i) end users’ ability to select, access service of the lawful Internet content, applications, services, or devices of their choice or (ii) edge providers’ ability to make lawful content, applications, services, or devices available to end users. The Open Internet Order also prohibits paid prioritization of content. The approved proposal to repeal the Open Internet Order would largely reverse the Open Internet Order, including the classification of broadband Internet service as a telecommunications service, which is subject to certain common carrier regulations, and restore the regulatory framework, which preceded the Open Internet Order. Because our products allow ISPs to identify network traffic and facilitate traffic management, the reinstatement of this traditional regulatory framework may affect ISP's demand for certain of our products. However, the repeal of the Open Internet Order will only take effect upon approval of the revised transparency rule by the Office of Management and Budget and may also be reversed by Congress, by a resolution of disapproval, under the Congressional Review Act. Therefore, the impact of the FCC's approved proposal on the demand for our products is uncertain and difficult to assess at this time.

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

Such regulation of both fixed and mobile ISPs, in affected EU jurisdictions, may limit ISPs' ability to manage, prioritize and monetize their network. Additionally, these regulations may attract growing public debate and attention of regulators in other jurisdictions we operate in. Demand from service providers, in affected jurisdictions, for the traffic management and subscriber management features of our products may be adversely affected by such regulations. A decrease in demand for these features could adversely impact sales of our products and could have a material adverse effect on our business, financial condition or results of operations.

In addition, strict data privacy laws regulating the collection, transmission, storage and use of employee data and consumers' personally-identifying information applicable to ISPs are evolving in the US, European Union and other jurisdictions in which we sell our products. For example, in the U.S., legislation has in recent years been proposed regarding restrictions on the use of geolocation information collected by mobile devices without consumer consent. Similarly, the General Data Protection Regulation (“GDPR”), coming into effect in the European Union in May 2018, creates a range of new compliance obligations, increases financial penalties for non-compliance and extends the scope of the E.U. data protection law to all companies processing data of E.U. residents, regardless of the company’s location. The GDPR and other privacy and data protection laws may be interpreted and applied differently from country to country and may create inconsistent or conflicting requirements. Such regulations increase our customers' compliance and administrative burden significantly and may require us to adapt certain of our products, if necessary, to different requirements in various E.U. countries, as well as in the US, in order to allow our customers in such jurisdictions, to comply with such regulations. There is also no assurance that we will be able to adapt our products sufficiently in order to allow our customers in various jurisdictions to comply with such regulatory requirements in each jurisdiction.

As data protection and privacy-related laws and regulations continue to evolve, these changes may result in increased regulatory and public scrutiny, escalating levels of enforcement and sanctions and increased costs of compliance. Therefore, we may be required to modify the features and functionalities of certain of our products, in a manner that is less attractive to customers. Such adjustments of our products, if required, may require extensive financial investments and may take long periods of time, leading to delay in sales cycles, deployment of our products and recognition of related revenues.

We need to continue to increase the functionality of our products and offer additional features and products to maintain or increase our profitability.

The commoditization of DPI technology and the introduction of competitive features and services will result in a decrease of the average sale prices of our DPI technology enabled products.

The market in which we operate is highly competitive and unless we continue to enhance the functionality of our products, add additional features and offer additional products, our competitiveness may be harmed.

We seek to enhance our products by offering higher system speeds, additional features and   products, such as security and parental control products, and support for additional applications and enhanced reporting tools. We also continuously endeavor to assure our solutions comply with contemporary network and software architectures such as virtualized network services (NFV).

Our products offer customers additional tools to increase the efficiency of their networks or to help them offer additional services to their end customers and derive additional revenues from their end customers. The industry and market for our products are still developing and are affected, among others, by trends and changes in internet broadband traffic, including changes in methods used by various content providers and broadband applications and evolution of network security threats.

We cannot provide any assurance that demand for our additional features and products will continue or grow, or that we will be able to generate revenues from such sales at the levels we anticipate or at all. Any inability to sell or maintain our additional features and products may lead to commercial disputes with our customers and increased spending on technical solutions, any of which may negatively impact our results of operations.

Our revenues and business will be harmed if we do not keep pace with changes in broadband applications, network security threats and with advances in technology, or if we do not achieve widespread market acceptance, including through significant investments.

We will need to invest heavily in the continued development of our technology in order to keep pace with rapid changes in applications, increased broadband network speeds, network security threats and with our competitors’ efforts to advance their technology. Our ability to develop and deliver effective product offerings depends on many factors, including identifying our customers’ needs, technical implementation of new services and integration of our products with our customers’ existing network infrastructure. While we will continue to introduce innovative products, we cannot provide any assurance that any new products we introduce will achieve the same degree of success that we have with our existing products. Designers of broadband applications and distributors of various network security threats that our products identify, manage or mitigate are using increasingly sophisticated methods to avoid detection and management and/or mitigation by network operators.

Even if our products successfully identify a particular application, it is sometimes necessary to distinguish between different types of traffic belonging to a single application. Accordingly, we face significant challenges in ensuring that we identify new applications and new versions of current applications as they are introduced, without impacting network performance, especially as networks become faster. This challenge is increased as we seek to expand sales of our products to new geographic territories because the applications vary from country to country and region to region.

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

A failure of our products may adversely affect the operation of our customers' live networks or the quality and scope of service to our customers and their end users, which could harm our reputation, brand position, and financial condition.

Our products are, generally, installed in line as part of our customers' networks and provide a wide range of services that our customers may offer to their own customers. We endeavor to avoid any interruption to the regular operation of our customers’ networks, any reduction of quality of services or failure to provide the quality and/or scope of services to users, including, by performing certain tasks during predetermined maintenance windows, and implementing a system bypass, in the event of malfunctions.  However, in certain cases, a failure of our products may result in our customers experiencing loss of functionality, denial of service and access, interruption of live traffic on our customers’ networks, loss of security protection or inability to provide similar services to our customers’ end users.  Such failure of our products, may cause disputes with our customers, adversely affect our reputation, and lead to loss of revenues.

Sales of our products to large service providers can involve a lengthy sales cycle, which may impact the timing of our revenues and result in us expending significant resources without making any sales.

Our sales cycles to large service providers, including carriers, mobile operators and cable operators, are generally lengthy because these end-customers consider our products to be critical equipment and undertake significant testing to assess the performance of our products within their networks. Furthermore, many of our product and service arrangements with our customers provide that the final acceptance of a product or service may be specified by the customer. In such instances, we do not recognize the revenue until all acceptance criteria have been met. As a result, we often invest significant time from initial contact with a large service provider until it decides to incorporate our products into its network, and we may not be able to recognize the revenue from a customer until all acceptance criteria have been satisfied. We may also expend significant resources in attempting to persuade large service providers to incorporate our products into their networks without success. Even after deciding to purchase our products, the initial network deployment of our products by a large service provider may last up to one year and in certain exceptional instances up to one and a half years. If a competitor succeeds in convincing a large service provider to adopt that competitor’s product, it may be difficult for us to displace the competitor because of the cost, time, effort and perceived risk to network stability involved in changing solutions. As a result, we may incur significant expenses without generating any sales, which could adversely affect our profitability.

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

We depend on third parties to market, sell, and install our products and to provide initial technical support for our products for a material portion of our business.

We depend on third-party channel partners, such as distributors, resellers, original equipment manufacturers, or OEMs, and system integrators, to market and sell a material portion of our products to end-customers. In 2017, approximately 50% of our revenues were derived from channel partners. Our channel partners are also responsible for installing our products and providing initial customer support for them. As a result, we depend on the ability of our channel partners to successfully market and sell our products to these end-customers. We can give no assurance that our channel partners will market our products effectively, receive and fulfill customer orders for our products on a timely basis or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. In addition, any failure by our channel partners to provide adequate initial support to end-customers could result in customer dissatisfaction with us or our products, which could result in a loss of customers, harm our reputation and delay or limit market acceptance of our products. Our products are complex and it takes time for a new channel partner to gain experience in the operation and installation of these products. Therefore, it may take a period of time before a new channel partner can successfully market, sell and support our products if an existing channel partner ceases to sell our products. Additionally, our agreements with channel partners are generally not exclusive and our channel partners may market and sell products that compete with our products. Our agreements with our distributors and resellers are usually for an initial one-year term and following the expiration of this term, can be terminated by either party. We can give no assurance that these agreements will remain in effect.  If we are unable to maintain our relationships with existing channel partners and to develop relationships with new channel partners in key markets our profitability and results of operations may be materially adversely affected.

We are subject to certain regulatory regimes that may affect the way that we conduct business internationally, and our failure to comply with applicable laws and regulations could materially adversely affect our reputation and result in penalties and increased costs.

We are subject to a complex system of laws and regulations related to international trade, including economic sanctions and export control laws and regulations. We also depend on our distributors and agents outside of Israel for compliance and adherence to local laws and regulations in the markets in which they operate. It is our policy not to make direct or indirect prohibited sales of our products, including into countries sanctioned under laws to which we are subject, and to contractually limit the territories into which our channel partners may sell our products. Nevertheless, several years ago one of our channel partners sold certain of our products (designed for the enterprise market) outside of its contractually designated territory, including into a sanctioned country, and we subsequently determined that our contract management protocol for authorizing channel partner sales was not adequately followed in that instance.

Significant political or regulatory developments in the jurisdictions in which we sell our products, such as those stemming from the recent change in the presidential administration in the U.S. or the U.K.’s “Brexit” referendum, are difficult to predict and may have a material adverse effect on us. For example, in the United States, the presidential administration has expressed support for greater restrictions on free trade and increase tariffs on goods imported into the United States. Changes in U.S. political, regulatory and economic conditions or in its policies governing international trade and foreign manufacturing and investment in the U.S. could adversely affect our sales in the U.S.

In the United Kingdom, following the vote to approve an exit from the E.U., commonly referred to as “Brexit,” the government officially triggered the process to formally initiate negotiations for the terms of separation from the E.U. The U.K. and the E.U. are expected to reach an agreement by 2019; however, the exact terms and timing of such exit remain unclear. The withdrawal of the U.K from the E.U. could potentially disrupt the free movement of goods, services and people between the U.K. and the E.U., undermine bilateral cooperation in key geographic areas and significantly disrupt trade between the U.K. and the E.U. or other nations as the U.K. pursues independent trade relations. Because this is an unprecedented event, it is unclear what long-term economic, financial, trade and legal implications Brexit would have and how it would affect the regulation applicable to our business globally and in the region. The impact on us will depend, in part, on the outcome of tariff, trade, regulatory and other negotiations. Brexit could also lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which E.U. laws to replace or replicate. In addition, Brexit may lead other E.U. member countries to consider referendums regarding their European Union membership. Any of these developments, along with any political, economic and regulatory changes that may occur, could cause political and economic uncertainty in Europe and internationally and could adversely affect our sales in Europe.

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

We depend on our network intelligence solutions for the substantial majority of our revenues.

In the past few years, we have increased sales of our security products. However, sales of our network intelligence solutions, which provide service providers with visibility and control of their networks, continue to account for a major portion of our revenues, and accounted for 71% of our total revenue in 2017. We expect that the network intelligence solutions will continue to account for a considerable portion of our revenues in the immediate future. If we are unable to increase these sales, or compensate for them by sales of security products, our business will suffer. In addition, service providers may choose embedded or integrated solutions using routers and switches from larger networking vendors over a standalone solution that we offer. Any factor adversely affecting our ability to sell, or the pricing of or demand for, our network intelligence solutions would severely harm our ability to generate revenues and could have a material adverse effect on our business.

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

Our DPI technology enabled products are used by service providers and enterprises to monitor and manage bandwidth-intensive applications that cause congestion in broadband networks and impact the quality of experience for users. Demand for our products is driven particularly by growth in applications, which are highly sensitive to network delays and therefore require efficient network management. If the rapid growth in the adoption of such applications does not continue, the demand for our products may be adversely impacted.

Demand for our security products depends, in part, on continued evolution of on-line threats as well as on operators’ interest in providing security services to their end customers.

Our security products are used by service providers to offer security services to their end customers, comprising both of business enterprises as well as individual end customers. The demand for these services depends highly on continued evolution and increase of online threats. In the event that such threats decrease, that end customers are unwilling to incur the costs of security services and/or that ISPs do not continue to pursue security services to their end customers as a revenue source, demand for our security products may be materially adversely impacted.

We currently depend on a single subcontractor to manufacture and provide hardware and warranty support for our Service Gateway Tera platform. If this subcontractor experiences delays, disruptions, quality control problems or a loss in capacity, it could materially and adversely affect our operating results

We currently depend on a single subcontractor, Flex (Israel) Ltd. (previously Flextronics (Israel) Ltd.), a subsidiary of Flex (previously Flextronics), a global electronics manufacturing services company, to manufacture, assemble, test, package and provide hardware warranty support for our Service Gateway Tera platform. In addition, our agreement with Flex (Israel) requires it to procure and store key components for our products at its facilities. If Flex (Israel) experiences delays, disruptions or quality control problems in manufacturing our products, or if we fail to effectively manage our relationship with Flex (Israel), product shipments may be delayed and our ability to deliver products to customers could be materially and adversely affected. Flex (Israel) may terminate our agreement at any time during the term upon prior notice. We expect that it would take approximately six months to transition the manufacturing of our products to an alternate manufacturer and our inventory of completed products may not be sufficient for us to continue delivering products to our customers on a timely basis during any such transition period. Therefore, the loss of Flex (Israel) could adversely affect our sales and operating results and harm our reputation.

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

We obtain certain software components of our security products from a few limited sources, depending primarily on our customers' preferences. In the event that we are no longer able to source such software components from a particular source, and our customers refuse to implement components from our alternative sources, we may be required to identify an alternative source from which we do not currently acquire such software or develop such software ourselves. This may result in disputes with our customers and/or cancellation or delay of orders, which may materially adversely affect our business.

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

Part of our strategy is to selectively pursue partnerships and acquisitions. We have acquired a number of companies in recent years, including most recently, the acquisition of all of the outstanding shares of Netonomy Ltd., a Tel-Aviv based developer of software-based cyber security for the connected home.  The negotiation of acquisitions, investments or joint ventures, as well as the integration of acquired or jointly developed businesses or technologies, could divert our management’s time and resources. Acquired businesses, technologies or joint ventures may not be successfully integrated with our products and operations and we may not realize the intended benefits of these acquisitions. We may also incur future losses from any acquisition, investment or joint venture. In addition, acquisitions could result in:

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

If we are unable to successfully protect the intellectual property embodied in our technology, our business could be materially adversely affected.

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

Further, to protect our know-how, we customarily require our employees, distributors, resellers, software testers and contractors to execute confidentiality agreements or agree to confidentiality undertakings when their relationship with us begins. Typically, our employment contracts also include clauses regarding assignment of intellectual property rights for all inventions developed by employees and non-disclosure of all confidential information. We cannot provide any assurance that the terms of these agreements are being observed and will be observed in the future. Because our product designs and software are stored electronically and thus are highly portable, we attempt to reduce the portability of our designs and software by physically protecting our servers through the use of closed networks, which prevent external access to our servers. We cannot be certain, however, that such protection will adequately deter individuals or groups from wrongfully accessing our technology. Monitoring unauthorized use of intellectual property is difficult and some foreign laws do not protect proprietary rights to the same extent as the laws of the United States. We cannot be certain that the steps we have taken to protect our proprietary information will be sufficient. In addition, to protect our intellectual property, we may become involved in litigation, which could result in substantial expenses, divert the attention of management, or materially disrupt our business, all of which could adversely affect our revenue, financial condition and results of operations.

As of December 31, 2017, we had a patent portfolio consisting of 17 issued U.S. patents. While we plan to protect our intellectual property with, among other things, patent protection, there can be no assurance that:

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

Any failure to obtain patents, inability to obtain patents with claims of a scope necessary to cover our technology or the invalidation of our patents may weaken our competitive position and may adversely affect our revenues.

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

We use certain “open source” software tools that may be subject to intellectual property infringement claims, the assertion of which could impair our product development plans, interfere with our ability to support our clients or require us to pay licensing fees

Certain of our products contain open source code, and we may use more open source code in the future. Open source code is the type of code that is covered by a license agreement that permits the user to copy, modify and distribute the software without cost, provided that users and modifiers abide by certain licensing requirements. The original developers of the open source code provide no warranties on such code. As a result of our use of open source software, we could be subject to suits by parties claiming ownership of what we believe to be open source code, and we may incur expenses in defending claims that we did not abide by the open source code license. If we are not successful in defending against such claims, we may be subject to monetary damages or be required to remove the open source code from our products. Such events could disrupt our operations and the sales of our products, which would negatively impact our revenues and cash flow. In addition, under certain conditions, the use of open source code to create derivative code may obligate us to make the resulting derivative code available to others at no cost. If we are required to publicly disclose the source code for such derivative products or to license our derivative products that use an open source license, our previously proprietary software products would be available to others, including our customers and competitors without charge. While we endeavor to ensure that no open source software is used in a way which may require us to disclose the source code to our  related product, such use could inadvertently occur. If we were required to make our software source code freely available, our business could be seriously harmed. The use of such open source code may ultimately subject some of our products to unintended conditions so that we are required to take remedial action that may divert resources away from our development efforts.

Unfavorable or unstable economic conditions in the markets in which we operate could have a material adverse effect on our business, financial condition or operating results.

In recent years, economies worldwide have demonstrated instability. Negative economic conditions in the global economy or certain regions such as the European Market, from which we derived 49% of our revenues in 2017, could cause a decrease in spending on the types of products and services that we offer.

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

Our revenues are generated primarily in U.S. dollars and a major portion of our expenses are denominated in U.S. dollars. As a result, we consider the U.S. dollar to be our functional currency. A significant portion of our revenue is also generated in Euros. Other significant portions of our expenses are denominated in Israeli shekel (ILS) and, to a lesser extent, in Euros and other currencies. Our ILS-denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in ILS. In the past years, we have experienced material fluctuation between the ILS and the U.S. dollar and we anticipate that the ILS will continue to fluctuate against the U.S dollar in the future. In 2017, the ILS appreciated by approximately 10.9% against the U.S. dollar and in 2016 the ILS appreciated by approximately 1.5% against the U.S. dollar. In 2017, the EUR appreciated by approximately 13.9% against the U.S. dollar, and in 2016 the EUR depreciated by approximately 3.3% against the U.S. dollar. The weakening of the U.S. dollar against the ILS expose us to negative impact on our results of operations. Moreover, if the U.S. dollar will strengthen against the EUR, our results of operations generated by revenue in the EUR may be negatively impacted.

We use derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on balance sheet accounts and forecast cash flows. We may not purchase derivative instruments adequately to insulate ourselves from foreign currency exchange risks. The volatility in the foreign currency markets may make hedging our foreign currency exposures challenging. In addition, because a portion of our revenue is not earned in U.S. dollars, fluctuations in exchange rates between the U.S. dollar and the currencies in which such revenue is earned may have a material adverse effect on our results of operations and financial condition. Additionally, our efforts to effectively price products in U.S. dollars may have disadvantages as they may affect demand for our products if the local currency strengthens relative to the U.S. dollar. We could be adversely affected when the U.S. dollar strengthens relative to the local currency between the time of a sale and the time we receive payment, which would be collected in the devalued local currency.  Accordingly, if there is an adverse movement in one or more exchange rates, we might suffer significant losses and our results of operations may otherwise be adversely affected.  Uncertainty in global market conditions has resulted in and may continue to cause significant volatility in foreign currency exchange rates which could increase these risks. As our international operations expand, our exposure to these risks also increases.

Disruption to our IT systems could adversely affect our reputation and have a material adverse effect on our business and results of operations.

Risks to cybersecurity and privacy, including the activities of criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error are constantly evolving. Computer hackers’ and others routinely attempt to breach the security of high profile companies, governmental agencies, technology products, services and systems.

Our IT systems contain personal, financial and other information that is entrusted to us by our customers and employees as well as financial, proprietary and other confidential information related to our business, and we rely on said systems to manage our business, operations and research and development. If these IT systems are compromised as a result of cyber attacks or cyber related incidents, it could result in the loss or misappropriation of sensitive data or other disruption to our operations.  Although we have a comprehensive cybersecurity program designed to protect and preserve the integrity of our information technology systems, we have experienced and expect to continue to experience actual or attempted cyber-attacks of our IT systems or networks (such as limited fishing and malware activities identified by us in the past, which were mitigated).  Although none of these actual or attempted cyber-attacks has had a material effect on our operations or financial condition, we cannot guarantee that any such incidents would not materially harm our business in the future.

Despite our investments in risk prevention and contingencies, data protection, prevention of intrusions, access control systems and other security measures, we can provide no assurance that our current IT systems are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. Any such security breach, whether actual or alleged, could result in system disruptions or shutdowns and/or destruction, alteration, theft or unauthorized disclosure of confidential information. Even when a security breach is detected, the full extent of the breach may not be determined for some time. An increasing number of companies have disclosed security breaches of their IT systems and networks, some of which have involved sophisticated and highly targeted attacks. We believe such incidents are likely to continue, and we are unable to predict the direct or indirect impact of these future attacks on our business.

Furthermore, there has been heightened legislative and regulatory focus on data security in the U.S., Europe and other jurisdictions, including requirements for varying levels of customer notification in the event of a data breach. We are already subject to strict data privacy laws in the European Union and other jurisdictions in which we operate, governing the collection, transmission, storage and use of employee data and personally identifying information. In addition, the GDPR, coming into effect in Europe in May 2018, creates a range of new compliance obligations, and extends the scope of the E.U. data protection law. Such regulations may increase our compliance and administrative burden significantly and may require us to invest resources and management attention in order to update our IT systems to meet the new requirements. Any breach of our information security can result in adverse publicity, a loss of customer confidence, reduced sales and profits, and criminal penalties or civil liabilities, any of which could materially adversely affect our business, operating results and financial condition.

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

Our business may be materially affected by changes to fiscal and tax policies. Potentially negative or unexpected tax consequences of these policies, or the uncertainty surrounding their potential effects, could adversely affect our results of operations and share price.

As we operate in the global market, we are subject to tax in Israel and various jurisdictions in which we conduct our business. Our tax expenses include the impact of tax exposures in certain jurisdictions, and may also be affected by adverse changes in the underlying profitability and financial outlook of our operations or changes in tax law, including international tax treaties, or guidelines such as the BEPS project (Base Erosion and Profit Shifting), which could lead to changes in our valuation allowances against deferred tax assets on our consolidated balance sheets.  Furthermore, we are subject to tax audits by governmental authorities, primarily in Israel and the United States. If we experience unfavorable results from one or more such tax audits, there could be an adverse effect on our tax rate and therefore on our net income.

Our results of operations may be affected by changes in tax laws, tax rates or double tax treaties. For example, in the United States, H.R. 1, originally known as the 2017 Tax Cuts and Jobs Act (the “TCJA”) made significant changes to the U.S. Internal Revenue Code, including a reduction in the federal income corporate tax rate from 35% to 21% and limitations on certain corporate deductions and credits. In addition, the TCJA requires complex computations to be performed that were not previously required in U.S. tax law, significant judgments to be made in interpretation of the provisions of the TCJA and significant estimates in calculations, and the preparation and analysis of information not previously relevant or regularly produced. The U.S. Treasury Department, the IRS, and other standard-setting bodies could interpret or issue guidance on how provisions of the TCJA will be applied or otherwise administered that is different from our interpretation. Finally, foreign governments may enact tax laws in response to the TCJA that could result in further changes to global taxation and materially affect our financial position and results of operations. While we have provided the effect of the TCJA in our Consolidated Financial Statements as included in note 13 to our financial statements included elsewhere in this report, the application of accounting guidance for various items and the ultimate impact of the TCJA on our business are currently uncertain.

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

Our quarterly financial performance is likely to vary in the future, and may not meet our expectations or the expectations of analysts or investors, which may lead to additional volatility in our share price. The market price of our ordinary shares may be volatile and could fluctuate substantially due to many factors, including, but not limited to:

•	announcements or introductions of technological innovations, new products, product enhancements or pricing policies by us or our competitors;

•	winning or losing contracts with service providers;

•	disputes or other developments with respect to our or our competitors’ intellectual property rights;

•	announcements of strategic partnerships, joint ventures, acquisitions or other agreements by us or our competitors;

•	recruitment or departure of key personnel;

•	regulatory developments in the markets in which we sell our products;

•	our future repurchases, if any, of our ordinary shares pursuant to our current share repurchase program and/or any other share repurchase program which may be approved in the future;

•	our sale of ordinary shares or other securities;

•	changes in the estimation of the future size and growth of our markets; or

•	market conditions in our industry, the industries of our customers and the economy as a whole.

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

We would lose our foreign private issuer status if (a) a majority of our outstanding voting securities were either directly or indirectly owned of record by residents of the United States and (b)(i) a majority of our executive officers or directors were United States citizens or residents, (ii) more than 50% of our assets were located in the United States or (iii) our business were administered principally in the United States. Our loss of foreign private issuer status would make U.S. regulatory provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose, under U.S. law, more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain NASDAQ corporate governance requirements that are available to foreign private issuers.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or the average percentage of our assets which produce passive income or which are held for the production of passive income (“passive assets”) is at least 50% of our total net assets, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for such taxable year. Publicly traded corporations must determine the percentage of assets on the basis of the value of their assets. No definitive guidance has been issued by the U.S. government concerning how to value the assets of a foreign public company for PFIC testing purposes. It can be inferred from the legislative history that the fair market value of the total assets of a publicly traded foreign corporation can be more easily measured, and is therefore likely to be less burdensome to taxpayers, by applying the “market capitalization” method. Under the market capitalization method, the total asset value of a company would be considered to equal the aggregate fair market value of its outstanding stock (i.e., its market capitalization) plus its outstanding liabilities, as of a relevant testing date. However, the legislative history did not specify the circumstances under which it would be appropriate to use the “market capitalization” method, or that such method was an exclusive means for valuing the total assets of a publicly traded corporation. Accordingly, if the market capitalization approach is found to be insufficient in the context of the facts and circumstances of a particular case, other reasonable valuation methods may be employed to determine the fair market value of a corporation’s assets. In certain circumstances, including extremely volatile market conditions, it may be appropriate to apply alternative valuation methods, to more accurately determine the fair market value of our assets, such as a valuation of the assets by an independent qualified expert. Given the volatility of the capital markets in recent years, we have obtained an independent valuation of our company for the 2017 tax year, as well as an opinion from a U.S. tax advisor that, applying the results of the independent valuation of our company which employed an approach other than the market capitalization approach, and which provided the reasoning underlying the use of such approach, we should not be a PFIC for the 2017 taxable year. We considered such valuation in determining the value of our total assets and we also considered the above-referenced opinion. On that basis, we believe that we were not a PFIC for the 2017 tax year; however there can be no certainty that the IRS will not challenge such a position and determine that based on the IRS’s interpretation of the asset test, we were a PFIC for the 2017 tax year. Thus, there can be no assurance that we will not be considered a PFIC for 2017 or for any other taxable year. U.S. Holders should consult their own tax advisors concerning the implication of the PFIC rules in his, her or its particular circumstances. See “ITEM 10: Taxation–United States Federal Income Taxation–Passive Foreign Investment Company Considerations.”

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

Certain U.S. holders of our ordinary shares may suffer adverse tax consequences if we or any of our non-U.S. subsidiaries are characterized as a “controlled foreign corporation”, or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

A non-U.S. corporation is considered a CFC if more than 50 percent of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation, is owned, or is considered as owned by applying certain constructive ownership rules, by United States shareholders who each own stock representing 10% or more of the vote or, for the taxable year of a non-U.S. corporation beginning after December 31, 2017 and for taxable years of shareholders with or within which such taxable years of such non-U.S. corporation ends, 10% or more of the value on any day during the taxable year of such non-U.S. corporation (“10% U.S. Shareholder”).   Generally, 10% U.S. Shareholders of a CFC are required to include currently in gross income such 10% U.S. Shareholder’s share of the CFC’s “Subpart F income”, a portion of the CFC’s earnings to the extent the CFC holds certain U.S. property, and certain other new items under the TCJA.  Such 10% U.S. Shareholders are subject to current U.S. federal income tax with respect to such items, even if the CFC has not made an actual distribution to such shareholders. “Subpart F income” includes, among other things, certain passive income (such as income from dividends, interests, royalties, rents and annuities or gain from the sale of property that produces such types of income) and certain sales and services income arising in connection with transactions between the CFC and a person related to the CFC.

Certain changes to the CFC constructive ownership rules introduced by the TCJA may cause one or more of our non-U.S. subsidiaries to be treated as CFCs and may impact our CFC status, thus affecting holders of our ordinary shares that are 10% United States shareholders.  For 10% U.S. Shareholders, this may result in negative U.S. federal income tax consequences, such as current U.S. taxation of Subpart F income and of any such shareholder’s share of our accumulated non-U.S. earnings and profits (regardless of whether we make any distributions), taxation of amounts treated as global intangible low-taxed income under Section 951A of the Code with respect to such shareholder, and being subject to certain reporting requirements with the U.S. Internal Revenue Service. Current or prospective 10% U.S. Shareholders should consult their own tax advisors regarding the U.S. tax consequences of acquiring, owning, or disposing our ordinary shares and the impact of the TCJA, especially the changes to the rules relating to CFCs.

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

We are incorporated under Israeli law and our principal offices, research and development division and manufacturing facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and continued with varying levels of severity into 2017. In recent years, these have included, among others, hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel, causing casualties and significant disruption of economic activities. Outside of periods of armed conflict, Israel has also historically experienced terrorist activity and unrest, including for instance, recent unrest due to the United States’ announcement to relocate its embassy from Tel Aviv to Jerusalem.  Any armed conflicts, terrorist activities or political instability in the region may affect a significant portion of our work force, which is located in Israel, and may limit materially our ability to obtain raw materials from affected countries or sell our products to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development and manufacturing, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2017, we employed 477 people, of whom 260 were based in Israel. Some of our employees in Israel are obligated to perform annual military reserve duty in the Israel Defense Forces, depending on their age and position in the army. Additionally, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. Our operations could be disrupted by the absence of one or more of our executive officers or key employees for a significant period due to military service and any significant disruption in our operations could harm our business. The full impact on our workforce or business if some of our executive officers and employees are called upon to perform military service, especially in times of national emergency, is difficult to predict. Additionally, the absence of a significant number of employees at our manufacturing subcontractor, Flex, as a result of military service obligations may disrupt their operations and could have a material adverse effect on our ability to timely deliver products to customers may be materially adversely affected.

The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

Our investment program in equipment at our facility in Hod-Hasharon, Israel, has been granted approved enterprise status and we are therefore eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investments Law. We also have been granted benefited enterprise status.  We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2017, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $53.0 million. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investments Law and its regulations and the criteria set forth in the specific certificate of approval. If we do not meet these requirements, the tax benefits would be canceled and we could be required to refund any tax benefits and investment grants that we received in the past. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are cancelled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate in Israel for 2018 and thereafter is scheduled to be 23.0% and was 24.0% in 2017 and 25.0% in 2016.

Effective January 1, 2011, the Investment Law was amended. Under the amended Investment Law, the criteria for receiving tax benefits were revised. Under the transition provisions of the 2011 - Amendment, a company may decide to irrevocably implement the 2011 Amendment while waiving benefits provided under the Investment law’s prior benefits programs or to remain subject to the Investment Law’s prior benefits programs. In the future, we may not be eligible to receive additional tax benefits as were made available under the Investment law prior to the 2011 Amendment. The termination or reduction of these tax benefits would increase our tax liability, which would reduce our profits. Finally, in the event of a distribution of a dividend from the abovementioned tax-exempt income, in addition to withholding tax at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 20% in 2014 and onwards, and (iii) non-Israeli resident – 20% in 2014 and onwards subject to a reduced tax rate under the provisions of an applicable double tax treaty, would be subject to income tax on the amount distributed in accordance with the effective corporate tax rate which would have been applied had we not enjoyed the exemption. See “ITEM 10: Additional Information—Taxation—Israeli Tax Considerations and Government Programs.”

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

We have received grants from the Israel Innovation Authority (formerly known as the Office of the Chief Scientist of the Ministry of Economy) for the financing of a portion of our research and development expenditures in Israel, pursuant to the provisions of The Encouragement of Research, Development and Innovation in Industry Law, 1984, referred to as the Research and Development Law. In the future we may not receive grants or we may receive significantly smaller grants from the Israel Innovation Authority, and our failure to receive grants in the future could adversely affect our profitability.  In 2015, 2016 and 2017 we received and accrued non-royalty-bearing grants totaling $1.3 million, $0.6 million and $0.4 million, respectively, from the Israel Innovation Authority, representing 4.5%, 2.4% and 1.8%, respectively, of our gross research and development expenditures. In 2015 we qualified to participate in two non-royalty-bearing research and development programs, and in one such program in 2016 and 2017, funded by the Israel Innovation Authority to develop generic technology relevant to the development of our products. Such programs are approved pursuant to special provisions of the Research and Development Law. We were eligible to receive grants constituting of up to 50% of certain research and development expenses relating to these programs. Although the grants under these programs are not required to be repaid by way of royalties, the restrictions of the Research and Development Law described below apply to these programs.

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

Even if we receive approval to manufacture our products outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. Know-how developed under an approved research and development program may not be transferred to any third-parties, except in certain circumstances and subject to prior approval. Similarly, even if we receive approval to transfer intellectual property rights in technologies developed using these grants, we may be required to repay a multiple of the original grants plus LIBOR interest to the Israel Innovation Authority. In addition, if we fail to comply with any of the conditions and restrictions imposed by the Research and Development Law or by the specific terms under which we received the grants, we may be required to refund any grants previously received together with interest and penalties, and may be subject to criminal charges.

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

ITEM 4:  Information on Allot

A.            History and Development of Allot

Our History

Our legal and commercial name is Allot Communications Ltd. We are a company limited by shares organized under the laws of the State of Israel. Our principal executive offices are located at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 4501317, Israel, and our telephone number is +972 (9) 761-9200. We have irrevocably appointed Allot Communications Inc. as our agent to receive service of process in any action against us in any United States federal or state court. The address of Allot Communications Inc. is 1500 District Avenue, Burlington, MA 01803.

We were incorporated on November 12, 1996 as “Ariadne Ltd.” and commenced operations in 1997. In September 1997, we changed our name to “Allot Communications Ltd.”. In November 2006, we listed our shares on NASDAQ. In 2007, we introduced our Service Gateway platform that enables broadband providers to build efficient, secure, manageable and profitable intelligent networks that are optimized to deliver Internet-based content and services. In 2008, we completed the acquisition of the business of Esphion Limited, a developer of network protection solutions for carriers and internet service providers. In 2010, we listed our shares on the Tel Aviv Stock Exchange, or TASE, and began applying the reporting reliefs afforded under the Israeli Securities Law to companies whose securities are dually listed on NASDAQ and the TASE. In 2012, we acquired the business of Ortiva Wireless Inc., a developer of video optimization solutions for mobile and Internet networks. In 2012, we acquired the business of Oversi Networks Ltd., a developer of products and systems for caching Internet content.  In 2015, we acquired substantially all of the assets and business of Optenet S.A., a Madrid-based global IT security company. In early 2018, we acquired all of the outstanding shares of Netonomy Ltd., a Tel-Aviv based developer of software-based cyber security for the connected home.

B.            Business Overview

Overview

We are a provider of leading innovative network intelligence and security solutions for mobile and fixed service providers as well as enterprises worldwide. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security including mobile security, DDoS protection, IoT security, and more. Allot’s multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1000 enterprises. Our industry leading network-based security as a service solution has achieved over 50% penetration with some service providers and is already used by over 18 million subscribers in Europe.

We have a global and diverse customer base composed of mobile and fixed broadband service providers, cable operators, satellite service providers, private networks, data centers, governments, and enterprises such as financial and educational institutions. With over 20 years of experience empowering service providers and enterprises to get more out of their networks and to manage them better, we enable network operators as well as enterprises, to clearly see and understand their networks from within, to optimize, innovate and capitalize on every opportunity, to learn about users and network behaviors, to improve quality of service and reduce costs, and to detect security breaches to protect their own networks and their users from attacks, all while increasing value to customers and deploying new services faster.

Through our combination of innovative technology, proven know-how and collaborative approach to industry standards and partnerships, we deliver solutions that equip service providers with the capabilities to elevate their role as premier digital services providers and to expand into new business opportunities. We offer our customers market leading, proprietary technologies that are powerful, diverse, and scalable. In addition, we have developed significant industry know-how and expertise through our experience in designing and implementing use cases with our large customer base. We believe that when visibility is clear and network intelligence is accurate, service providers can make smart decisions in real time to manage their networks, engage customers and innovate with new services.

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

It is becoming increasingly apparent that unmanaged 4G/LTE mobile networks (and soon also 5G  mobile networks) will not be able to cope with the rising tide of data traffic, without implementing intelligent bandwidth management solutions. Moreover, network providers may need to develop new pricing models if they are not able to monetize the OTT traffic carried by their networks.

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

Integrated Network Intelligence Solutions

Our integrated network intelligence solutions provide network visibility and control allowing mobile, fixed and enterprise operators to elevate their role in the digital lifestyle ecosystem and expand into new business opportunities. Our solutions enable our customers to increase revenues by monetizing network usage through value-added products and services, value-based charging, reduce costs by optimizing the delivery and performance of OTT content and cloud computing services and improve customer loyalty by personalizing operator offerings with various choices of service tiers and digital lifestyle options.

Our Network Intelligence Solutions include:

•	Analytics solutions deliver accurate and meaningful network business intelligence to drive capacity planning, congestion management, service planning, regulatory compliance and marketing decisions.

•
Traffic Management solutions prioritize critical network traffic, control congestion and optimize service delivery. Dynamic Quality of Experience (QoE) enforcement enables effective traffic management strategies that minimize infrastructure and operating costs.

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

High-Performance Platforms

•
Allot Service Gateway (series of products) provides visibility, control and security of application and user traffic in cloud data centers and ISP networks. The platform provides a unified framework and single point of integration for traffic visibility and policy enforcement, charging, as well as pre-integrated services, including, web and cyber security, and web optimization, cyber threat protection, data sourcing, and network analytics.

•
Allot Service Gateway Tera powers the deployment and delivery of digital lifestyle services in fixed, mobile and cloud networks that are on the path to software-defined networking (SDN)and virtualized network services (NFV). The Allot Service Gateway Tera provides a unified framework for traffic detection, policy enforcement and service integration across any access network, and helps manage traffic loads, keeping pace with the growing demand for services and the complex needs of application delivery. Allot Service Gateway Tera supports both physical and virtual service deployment and serves as a single point of seamless integration in the network for real-time data sourcing, traffic management, service chaining, application-based charging, endpoint protection and anti-DDoS, as well as value-added services from other leading vendors.

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

•
Allot Secure Service Gateway integrates network intelligence, policy enforcement, and web security in a single scalable platform for large enterprises. This unified platform offers enterprises a cost-effective solution of advance technologies for visibility, control and security of their network. Allot’s SSG ranges from several hundred Mbps (megabits per second) to several dozen Gbps, hence providing full coverage to even the most complex enterprise network.

•
Allot NetEnforcer bandwidth management devices monitor and manage network traffic per application and per subscriber, enabling intelligent optimization of broadband and wide area network (WAN) services. With full duplex speeds ranging from 10 megabits per second (Mbps) to 16 Gbps, these devices provide essential visibility, policy enforcement and traffic steering to added-value services in a wide range of service provider and enterprise networks. End of Life of the Allot NetEnforcer was declared during September 2017, and thus is being withdrawn from sale.

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

Security Solutions

Our security solutions protect network customers, network service integrity and brand reputation.

•	“Security as a Service” Solutions enable operators to secure subscribers against online threats and harmful content by providing network-based Security as a Service (SECaaS) to their end customers.

o
Allot WebSafe Personal: Opt-in security services that allow subscribers to define and enforce safe-browsing limits (Parental Control) and to prevent incoming malware from infecting their devices (Anti-Malware). Services are enforced at the network level, requiring no device involvement or battery consumption.

o
Allot WebSafe Business: Provides flexible, multi-tenant Security as a Service to small and medium business (SMB) customers, including, web (URL) filtering, anti-malware, application control and mail security.

•
Allot ServiceProtector: Attack detection and mitigation services that protect commercial networks against inbound and outbound Denial of Service (DoS/DDoS) attacks, Zero Day attacks, worms, zombie and spambot behavior.

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

•
Allot Unified Security: Provides end-to end security capabilities through combining Allot’s multi-tenant network-based security platform and McAfee endpoint protection. Offering On-Net and Off-Net coverage, the solution blends advanced threat detection technologies in network and at the endpoint with customer intelligence and comprehensive personalization capabilities to deliver a scalable platform that simplifies security service activation, service awareness, operation and management.

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

Customers

We have a global, diversified customer base consisting primarily of mobile and fixed service providers, cable operators, private networks, data centers, governments and enterprises. We derive a significant and growing portion of our revenue from direct sales to large mobile and fixed-line service providers. We generate the remainder of our revenue through a select and well-developed network of channel partners, generally consisting of distributors, resellers, OEMs and system integrators. We also endeavor to increase our sales to enterprises and have adapted the structure of our sales organization to this end.  In 2017, we derived 49% of our revenues from Europe, 19% from the Americas, 17% from Asia and Oceania and 15% from the Middle East and Africa. For a breakdown of total revenues by geographic location, see “ITEM 5.A – Operating Results – Results of Operations – Revenues.”

Channel Partners

We market and sell our products to end-customers both by direct sales and through channel partners, which include distributors, resellers, OEMs and system integrators. A significant portion of our sales occur through our channel partners. In 2017, approximately 50% of our revenues were derived from channel partners. Our channel partners are responsible for installing and providing initial customer support for our products. Our channel partners are located around the world and address most major markets. Our channel partners target a range of end-users, including carriers, alternative carriers, cable operators, private networks, data centers and enterprises in a wide range of industries, including government, financial institutions and education. Our agreements with channel partners that are distributors or resellers are generally non-exclusive, for an initial term of one year and automatically renew for successive one-year terms unless terminated. After the first year, such agreements may typically be terminated by either party upon ninety days prior notice.

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

We have organized our worldwide sales efforts into the following regions: North America, South America, Europe, the Middle East and Africa; and Asia and Oceania. We have regional offices in the United States, Israel, France, United Kingdom, Spain, Colombia, Singapore, China, Italy and India and a regional presence in Germany, Mexico, Hong Kong, South Africa, Japan, New Zealand and Australia.

As of December 31, 2017, our sales and marketing staff, including product management and business development functions, consisted of 122 employees.

Service and Technical Support

We believe our technical support and professional services capabilities are a key element of our sales strategy. Our technical staff provides project management, delivery, training, support and professional services, as well as assists in presale activities and advises channel partners on the integration of our solutions into end-customer networks. Our basic warranty to end-customers (directly or through our partners) is three months for software and twelve months for hardware. Generally, end-customers are also offered a choice of one year or multi-year customer support programs when they purchase our products. These customer support programs can be renewed at the end of their terms. Our end-customer support plans generally offer the following features:

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

Our support plans are designed to maximize network up-time and minimize operating costs. Our customers, including partners and their end-customers, are entitled to take advantage of our around-the-clock technical support which we provide through our seven support centers, located in France, Israel, Singapore, India, Colombia Spain and the United States. We also offer our customers, 24-hour access to an external web-based technical knowledge base, which provides technical support information and, in the case of our channel partners, enables them to support their customers independently and obtain follow up and support from us.

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

As of December 31, 2017, our technical staff consisted of 128 employees, including 67 technical support persons, 53 deployment and professional services engineers, six documentation and training persons, and two Customer Success managers.

Research and Development

Our research and development activities take place primarily in Israel. We also have research and development activities in Spain and Mexico. As of December 31, 2017, 117 of our employees in Israel, 43 of our employees in Spain and three of our employees in Mexico, were engaged primarily in research and development. We devote a significant amount of our resources towards research and development in order to introduce new products and continuously enhance existing products and to support our growth strategy. We have assembled a core team of experienced engineers, many of whom are leaders in their particular field or discipline and have technical degrees from top universities and have experience working for leading Israeli or international networking companies. These engineers are involved in advancing our core technologies, as well as in applying these core technologies to our product development activities. In previous years, our research and development efforts have benefited from royalty-bearing grants from the Israel Innovation Authority. As of December, 31 2017, there are no outstanding royalties due from us to the Israel Innovation Authority. In 2017, we benefited from additional grants from the Israel Innovation Authority; however, these grants do not bear royalties. Under the terms of those grants we are required to perform our manufacturing activities within the state of Israel, as a condition to maintaining these benefits. The State of Israel does not own any proprietary rights in technology developed with the Innovation Authority funding and there is no restriction related to the Israel Innovation Authority on the export of products manufactured using technology developed with the Israel Innovation Authority funding (other limitations on export apply under applicable law). For a description of restrictions on the transfer of the technology and with respect to manufacturing rights, please see “ITEM 3: Key Information—Risk Factors—The government grants we have received for research and development expenditures require us to satisfy specified conditions and restrict our ability to manufacture products and transfer technologies outside of Israel. If we fail to comply with these conditions or such restrictions, we may be required to refund grants previously received together with interest and penalties and may be subject to criminal charges.”

Manufacturing

We subcontract the manufacture and repair of the hardware components of our Service Gateway Tera platform to Flex (Israel) Ltd., which manufactures these components in accordance with our design. This strategy enables us to reduce our fixed costs, focus on our core research and development competencies and provide flexibility in meeting market demand. Flex (Israel) is contractually obligated to provide us with manufacturing services based on agreed specifications, including manufacturing, assembling, testing, packaging and procuring the raw materials for our devices. We are not required to provide any minimum orders. Our agreement with Flex (Israel) is automatically renewed annually for additional one-year terms. Flex (Israel) may terminate our agreement with them at any time during the term upon prior notice. We retain the right to procure independently any of the components used in our products. Flex (Israel) has affiliates outside of Israel, to which it can, with the prior consent of the Israel Innovation Authority, transfer manufacturing of our products if necessary, in which event we may be required to pay increased royalties to the Israel Innovation Authority.

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

Competition

We compete against large companies in a rapidly evolving and highly competitive sector of the networking technology market, which offer, or may offer in the future, competing technologies, including partial or alternative solutions to operators' and enterprises’ challenges, and which, similarly to us, intensely pursue the largest service providers (referred to as Tier 1 operators) as well as large enterprises.  Our DPI technology enabled offerings face significant competition from router and switch infrastructure companies that integrate functionalities into their platforms addressing some of the same types of issues that our products are designed to address.

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

See “ITEM 3: Key Information—Risk Factors—Our revenues and business may be adversely affected if we do not effectively compete in the markets in which we operate.”

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

We customarily require our employees, subcontractors, customers, distributors, resellers, software testers, technology partners and contractors to execute confidentiality agreements or agree to confidentiality undertakings when their relationship with us begins. Typically, our employment contracts also include assignment of intellectual property rights for all inventions developed by employees, non-disclosure of all confidential information, and non-compete clauses, which generally restrict the employee for six months following termination of employment. The enforceability of non-compete clauses in certain jurisdictions in which we operate may be limited. See “ITEM 3: Key Information—Risk Factors— If we are unable to successfully protect the intellectual property embodied in our technology, our business could be harmed significantly.” Because our product designs and software are stored electronically and thus are highly portable, we attempt to reduce the portability of our designs and software by physically protecting our servers through the use of closed networks, which prevent external access to our servers.

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

As of December 31, 2017, we had 17 issued U.S. patents. We expect to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

We have obtained a U.S. trademark registration for one of our key marks that we use to identify our products or services: “NetEnforcer.”

Government Regulation

See “ITEM 5: Overview—Government Grants” for a description of grants received from the Israel Innovation Authority of the Ministry of Economy.

C.            Organizational Structure

As of December 31, 2017, we held directly and indirectly the percentage indicated of the outstanding capital stock of the following subsidiaries:

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
During January 2018, we acquired all the issued and outstanding share capital of Netonomy Ltd. a company incorporated in Israel.

D.            Property, Plant and Equipment

Our principal administrative and research and development activities are located in our approximately 61,343.53 square foot (5,699 square meter) facilities in Hod-Hasharon, Israel. The leases for our facilities vary in dates and terms, with the main facility’s non-stabilized lease expiring in March 2022.

We also lease a 5,888 square foot (547 square meter) facility in Woburn, Massachusetts, for the purposes of our U.S. sales and marketing operations pursuant to a one year lease which may be renewed upon mutual consent.  We lease a total of 7,653.14 square foot (711 square meter) in three facilities in Spain, mainly for our sales and research and development operations in Spain, pursuant to lease agreements. The lease agreement of our main site in Spain expired was renewed for one year in 2017 and may be renewed for additional terms by mutual consent.  We lease other smaller facilities for the purpose of our sales and marketing and support activities in France, the United Kingdom, Italy, Germany, Singapore, China, Japan, South Africa, Colombia, New Zealand and India.

ITEM 4A:  Unresolved Staff Comments

Not applicable.

ITEM 5:  Operating and Financial Review and Prospects

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2017 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.  This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “ITEM 3.D: Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

A.            Operating Results

Overview

We are a leading global provider of network intelligence and security solutions that enable service providers and enterprises to protect and personalize the digital experience and monetize on their networks. Allot’s flexible and highly scalable service delivery framework leverages the intelligence in data networks, enabling service providers to get closer to their customers, safeguard network assets and users, and accelerate time-to-revenue for value-added services. Our customers use our solutions to create sophisticated policies to monitor network applications, enforce quality of service policies that guarantee mission-critical application performance, mitigate security risks and leverage network infrastructure investments. Demand from users for faster and more reliable access to the Internet, an increase in the number and complexity of broadband applications, and growth in mobile data-enhanced smartphones have resulted in the rapid proliferation of broadband access networks in recent years. Our carrier-class products are used by service providers to offer subscriber-based and application-based tiered services that enable them to optimize their service offerings, reduce churn rates and increase ARPU.

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

In 2017, the primary drivers of our revenues were the mobile and fixed markets, which were highlighted by our ongoing relationship with global Tier 1 mobile and fixed operators groups.

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

In January 2018, we acquired all of the outstanding shares of Netonomy Ltd., a developer of software-based cyber security for the connected home. Under the terms of the agreement, the consideration includes approximately $3.2 million in cash. In addition, there is a performance-based contingent amount, over a period of two and a half years following closing, which is capped at approximately $1.1 million.

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

We recognize revenues from product sales when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with respect to implementation remain, the fee is fixed or determinable and collection is probable. We typically grant a one-year hardware and three-month software warranty on all of our products, or one-year hardware and software warranty to customers that purchase annual maintenance and support.  Typically our support contracts with our customers, provide hot line support, warranty, software updates and upgrades, if and when available.  We record a provision for warranty at the time the product’s revenue is recognized. We estimate the liability of possible warranty claims based on our historical experience. Warranty claims have to date been immaterial to our results of operations. Maintenance and support revenues are recognized on a straight-line basis over the term of the applicable maintenance and support agreement. See “—Critical Accounting Policies and Estimates—Revenue Recognition” below.

Customer concentration. We derived 32% of our total revenues in 2017 from one Tier 1 mobile and fixed operator. In 2016 and 2015, we derived 42% and 37% of our total revenues from two Tier 1 mobile and fixed operators, respectively.

Geographical breakdown.  See “ITEM 4B: Information on Allot—Business Overview—Customers” for the geographic breakdown of our revenues by percentage for the years ended December 31, 2015, 2016 and 2017.

Cost of revenues and gross margins

Our products’ cost of revenues consists primarily of costs of materials, manufacturing services and overhead, warehousing and product testing. Our services’ cost of revenues consists primarily of salaries and related personnel costs for our customer support staff. We expect our percentage of gross margin to remain at the same level as in 2017. In 2015 our gross margin decreased, primarily due to intangible assets impairment of $5.8 million derived from Oversi’s and Ortiva’s technologies acquired in 2012 due to our decision to reach end of life on the respective product lines. In 2016 we recorded no intangible assets impairment and as a result our gross margin increased compared to 2015. In 2017, our gross margin decreased compared to 2016, due to an increase in projects which required a higher portion of services and the weakening of the U.S. dollar mainly against the ILS and the Euro.

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

Approved Enterprise

Our facilities in Hod-Hasharon, Israel have been granted Approved Enterprise status under the Encouragement of Capital Investments Law, 1959, and enjoy certain tax benefits under this program. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2017, our net operating loss carry forwards for Israeli tax purposes totaled approximately $53.0 million, which includes losses related to our acquisition of Oversi. As a result of our acquisition of Oversi, we may offset operating losses in Israel against taxable income annually with a limitation of up to 14% of the total accumulated loss but no more than 50% of our taxable income. Income derived from other sources, other than through our “Approved Enterprise” status, during the benefit period will be subject to the regular corporate tax rate.

Government Grants

Our research and development efforts have been financed, in part, through grants from the Israel Innovation Authority under our approved plans in accordance with the Research and Development Law. In 2015, 2016 and 2017 we received grants from the Israel Innovation Authority through non-royalty bearing programs.

Factors Affecting Our Performance

Our business, financial position and results of operations, as well as the period-to-period comparability of our financial results, are significantly affected by a number of factors, some of which are beyond our control, including:

Customer concentration. We derived 32% of our total revenues in 2017 from one global Tier 1 mobile and fixed operator groups. While we have some visibility into the likely scope of the customers’ projects, our relationships are conducted solely on a purchase order basis and we do not have any commitment for future purchase orders from these customers. The loss of any of such significant customers could harm our results of operations and financial condition.

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

Average selling prices. Our performance is affected by the selling prices of our products. We price our products based on several factors, including manufacturing costs, the stage of the product’s life cycle, competition, technical complexity of the product, and discounts given to channel partners in certain territories. We typically are able to charge the highest price for a product when it is first introduced to the market. We expect that the average selling prices for our products will decrease over the product’s life cycle as our competitors introduce new products. In order to maintain or increase our current prices, we expect that we will need to enhance the functionality of our existing products by offering higher system speeds, additional products and features, such as additional security functions, supporting additional applications and providing enhanced reporting tools. We also from time to time introduce enhanced products, typically higher-end models that include new architecture and design and new capabilities. Such enhanced products typically increase our average selling price. To further offset such declines, we sell maintenance and support programs for our products, and as our customer base and number of field installations grow, our related service revenues are expected to increase.

Cost of revenues and cost reductions. Our cost of revenues as a percentage of total revenues was 33.4% for 2015, 30.9% for 2016 and 34.8% for 2017. Our products use off-the-shelf components and typically the prices of such components decline over time. However, the introduction and sale of new or enhanced products and services may result in an increase in our cost of revenues. We make a continuous effort to identify cheaper components of comparable performance and quality. We also seek improvements in engineering and manufacturing efficiency to reduce costs. Our products incorporate features that are purchased from third parties. In addition, new products usually have higher costs during the initial introduction period. We generally expect such costs to decline as the product matures and sales volume increases. The introduction of new products may also involve a significant decrease in demand for older products. Such a decrease may result in a devaluation or write-off of such older products and their respective components. The growth of our customer base is usually coupled with increased service revenues primarily resulting from increased maintenance and support. In addition, the growth of our installed base with large service providers may result in increased demand for professional services, such as training and installation services. An increase in demand for such services may require us to hire additional personnel and incur other expenditures. However, these additional expenses, handled efficiently, may be utilized to further support the growth of our customer base and increase service revenues. The increase of our cost of revenues in 2015 was primarily due to intangibles assets impairment of $5.8 million derived from Oversi’s and Ortiva’s technologies acquired in 2012 due to our decision to phase out the respective product lines. In 2016 we recorded no intangible assets impairment and as a result our gross margin increased compared to 2015. In 2017 our cost of revenues slightly increased mainly due to an increase in projects which require a higher portion of services and the weakening of the U.S. dollar mainly against the ILS and the Euro.

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

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, or U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty and actual results may differ. Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this annual report. Certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in our industry, information provided by our customers and information available from other outside sources, as appropriate. With respect to our policies on revenue recognition and warranty costs, our historical experience is based principally on our operations since we commenced selling our products in 1998. Our estimates are primarily guided by observing the following critical accounting policies:

•	Revenue recognition;

•	Provision for returns;

•	Business combinations

•	Allowance for doubtful accounts;

•	Accounting for stock-based compensation;

•	Inventories;

•	Marketable securities;

•	Impairment of goodwill and long lived assets;

•	Income taxes; and

•	Contingent liabilities.

•	Contingent Consideration.

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

Revenues arrangements with multiple deliverables are allocated using the relative selling price method. We determine the best estimated selling price (“BESP”) in multiple elements arrangements as follows:

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

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to customers.  Subsequently, the FASB has issued the following standards related to ASU 2014-09: ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (“ASU 2016-08”); ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing (“ASU 2016-10”); ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients (“ASU 2016-12”); and ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers (“ASU 2016-20”). The Company must adopt ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 with ASU 2014-09 (collectively, the “new revenue standards”).

Under the standard, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (modified retrospective method). We will adopt the standard using the modified retrospective method to restate each prior reporting period presented.

The standard became effective for us beginning in 2018 fiscal year. In preparation for adoption of the standard, we have implemented internal controls and key system functionalities to enable the preparation of financial information and have reached conclusions on key accounting assessments related to the standard, including our assessment that the impact of accounting for costs incurred to obtain a contract is immaterial.

The most significant impact of the new standard relates to the way the Company accounts for term-based license agreements. Specifically, under the current revenue standard, the Company recognizes both the term license and maintenance revenues ratably over the contract period whereas under the new revenue standard it would recognize term license revenues at the point in time when control transfers and the associated maintenance revenues over the contract period. We expect the adoption of the standard to result in a reduction of deferred revenues of $712 as of January 1, 2018 to be recorded in accumulated deficit due to upfront recognition of license revenues from term licenses.

Provision for returns. We provide a provision for product returns based on its experience with historical sales returns. Such provisions amounted to $0.7, $0.9 million and $0.7 million as of December 31, 2017, 2016 and 2015, respectively.

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

In connection with the grant of options and RSUs, we recorded total stock-based compensation expenses of $7.2 million in 2015, $5.1 million in 2016 and $3.4 million in 2017. In 2017, $0.4 million, $0.6 million, $1.2 million and $1.2 million of our stock-based compensation expense resulted from cost of revenue, research and development expenses, net, sales and marketing expenses and general and administrative expenses, respectively, based on the department in which the recipient of the option grant was employed. As of December 31, 2017, we had an aggregate of $4.7 million of unrecognized stock-based compensation remaining to be recognized over a weighted average vesting period of 2.8 years.

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventory and discontinued products. Inventory write-off provision as of December 31, 2017, 2016 and 2015 totaled $2.7 million, $2.0 million, and $1.7 million, respectively.

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

As of December 31, 2017, we held available for sale marketable securities of $63.2 million. As of December 31, 2017, the unrealized loss recorded in other comprehensive income was $0.1 million.

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

We believe that our business activity and management structure meet the criterion of being a single reporting unit for accounting purposes. We performed an annual impairment analysis as of December 31, 2017 and determined that the carrying value of the reporting unit was more than the fair value of the reporting unit. Fair value is determined using market capitalization. During the years ended 2015, 2016 and 2017, no impairment losses were recorded.

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

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC No. 360, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2017and 2016, no impairment losses were recorded in respect of intangible assets. During 2015, we recorded impairment losses of $5.8 million in respect of intangible assets.

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

In Israel, we have accumulated operating loss carry forwards of approximately $53.0 million and capital losses of approximately $27.3 million for tax purposes as of December 31, 2017, which may be carried forward and offset against ordinary income and capital gains respectively in the future for an indefinite period. In the United States, the accumulated losses for U.S. federal income tax return purposes were approximately $5.9 million as of December 31, 2017, and expire between 2026 and 2032. We believe that because of our history of losses, and uncertainty with respect to future taxable income, it is more likely than not that some of the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future, and therefore, a valuation allowance was provided to reduce deferred tax assets to their realizable value. The valuation allowance for the year ended December 31, 2017 was $23.6 million.

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

Contingent liabilities. We are, from time to time, involved in claims, lawsuits, government investigations, and other proceedings arising in the ordinary course of our business. In making a determination regarding provisions for liability, using available information, we evaluate the likelihood of an unfavorable outcome in legal or regulatory proceedings to which we are a party to and record a loss contingency when it is probable a liability has been incurred and the amount of the loss can be reasonably estimated. These subjective determinations are based on the status of such legal or regulatory proceedings, the merits of our defenses and consultation with legal counsel. Legal proceedings are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material impact on our results of operations, financial position and cash flows.

Contingent Consideration. We measure liabilities related to earn-out payments at fair value at the end of each reporting period. The fair value was estimated by utilizing the future potential cash payments discounted to arrive at a present value amount, based on our expectation. The discount rate was based on the Monte-Carlo simulation method by taking into account, forecast future revenues, expected volatility and weighted average cost of debt.

For more information regarding recently issued accounting pronouncements see note 2 to the Financial Statements.

Results of Operations

The following table sets forth our statements of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
Revenues:
Products	62.7%	60.2%	59.4%
Services	37.3	39.8	40.6
Total revenues	100.0	100.0	100.0
Cost of revenues:
Products	26.7	22.6	23.5
Services	6.7	8.3	11.3
Total cost of revenues	33.4	30.9	34.8
Gross profit	66.6	69.1	65.2
Operating expenses:
Research and development, net	26.4	26.8	26.7
Sales and marketing	43.3	39.1	46.7
General and administrative	12.7	10.9	13.0
Total operating expenses	82.4	76.7	86.4
Operating loss	15.8	7.6	21.2
Financing income (expenses), net	(0.6)	1.2	1.1
Loss before income tax expense	16.4	6.4	20.1
Income tax (expense) benefit	(3.4)	(2.4)	(1.9)
Net loss	19.8%	8.8%	22.0%

Revenues

The following table sets forth a breakdown of our revenues by geographic locations for the periods indicated:

	Revenues by Location
	2017	% Revenues	2016	% Revenues	2015	% Revenues
	($ in thousands)
Revenues:
Europe	$40,394	49%	$34,279	38%	$39,110	39%
Asia and Oceania	13,936	17%	27,700	31%	28,495	29%
Middle East and Africa	12,130	15%	12,365	14%	9,809	10%
Americas	15,532	19%	16,025	17%	22,553	22%
Total Revenues	$81,992	100%	$90,369	100%	$99,967	100%

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Products.   Product revenues decreased by $5.7 million, or 10.5%, to $48.7 million in 2017 from $54.4 million in 2016.  The decrease in revenues in 2017 was attributable to the longer than expected sale cycles and the low backlog at the beginning of the year.

Services.   Service revenues decreased by $2.6 million, or 7.2%, to $33.3 million in 2017 from $35.9 million in 2016. A material part of the sales of our Services is linked to the sales of our Products, which decreased due to the factors described above. Such factors also contributed to the decrease in Services revenues.

Product revenues comprised 59.4% of our total revenues in 2017, a decrease of 0.8% compared to 2016 while the services revenues portion of total revenues increased by 0.8%.

Cost of revenues and gross margin

Products.  Cost of product revenues decreased by $1.1 million, or 5.4%, to $19.3 million in 2017 from $20.4 million in 2016. Product gross margin slightly decreased to 60.5% in 2017 from 62.5% in 2016. This increase is attributed to direct costs related to new Tier 1 projects.

Services.  Cost of services revenues increased by $1.8 million, or 24.0%, to $9.3 million in 2017 from $7.5 million in 2016.

Total gross margin decreased to 65.2% in 2017 from 69.1% in 2016.

Operating expenses

Research and development. Gross research and development expenses decreased by $2.6 million, or 10.4%, to $22.2 million in 2017 from $24.8 million in 2016. Gross research and development expenses as a percentage of total revenues decreased to 27.1% in 2017 from 27.5% in 2016.

Sales and marketing. Sales and marketing expenses increased by $3.0 million, or 8.5%, to $38.3 million in 2017 from $35.3 million in 2016. The increase in our sales and marketing expenses is mainly attributable to the reorganization of our sales department implemented during 2017, which included, among others, recruitment of senior sales executives. Sales and marketing expenses as a percentage of total revenues increased to 46.7% in 2017 from 39.1% in 2016.

General and administrative. General and administrative expenses increased by $0.9 million, or 9.2%, to $10.7 million in 2017 from $9.8 million in 2016. General and administrative expenses as a percentage of revenues increased to 13.0% in 2017 from 10.9% in 2016.

Financial income, net. In 2017 we had $0.9 million financial income, net, similar to the level of income in 2016, which was $1.1 million, financial income, net.

Income tax expense. Income tax expense in 2017 was $1.6 million, compared to income tax expense of $2.2 million in 2016. the decrease in 2017 was mainly due to less write offs of unutilized withholding taxes, compared to 2016.

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

Services.   Service revenues by $1.4 million, or 3.7%, to $35.9 million in 2016 from $37.3 million in 2015. A material portion of the sales of our Services is linked to the sales of our Products, which decreased due to the factors described above. Such factors also contributed to the decrease in Services revenues.

Product revenues comprised 60.2% of our total revenues in 2016, a decrease of 2.4% compared to 2015 while the services revenues portion of total revenues increased by 2.4%.

Cost of revenues and gross margin

Products.  Cost of product revenues decreased by $6.3 million, or 23.6%, to $20.4 million in 2016 from $26.7 million in 2015. Product gross margin increased to 62.5% in 2016 from 57.4% in 2015. The decrease of our cost of product revenues in 2016 was mainly the result of an intangible assets impairment of $5.8 million in 2015 derived from Oversi’s and Ortiva’s technologies acquired in 2012 due to our decision to reach end of life on the respective product lines.

Services.  Cost of services revenues increased by $0.8 million, or 11.5%, to $7.5 million in 2016 from $6.7 million in 2015. This increase was attributed to additional personnel hiring and increase in operational expenditures related to service sales.

Total gross margin increased to 69.1% in 2016 from 66.6% in 2015.

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

B.            Liquidity and Capital Resources

As of December 31, 2017, we had $15.3 million in cash and cash equivalents, $63.2 million available for sale marketable securities and $31.5 million in short-term and restricted deposits. As of December 31, 2017, our working capital, which we calculate by subtracting our current liabilities from our current assets, was $111.8 million.

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

Operating activities.

During 2017, we used $0.2 million in cash and cash equivalents from operating activities. Net cash used in operating activities consisted mainly of a net loss of $18.1 million, depreciation, amortization and impairment of intangible assets of $3.7 million, $3.4 million of stock-based compensation expense, an increase of $0.7 million in inventory, an increase  of $1.1 million in employees and payroll accruals, a decrease of $1.4 million in trade receivables, an increase of $2.6 million in trade payables, an increase of $3.5 in other payables and accrued expenses, a decrease of $1.4 million in other receivables and prepaid expenses and $1.5 million related to other operating activities.

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

Net cash we provided by operating activities in 2015 was $4.2 million. Net cash provided by operating activities consisted mainly of a net loss of $19.8 million, depreciation, amortization and impairment of intangible assets of $11.5 million, $7.2 million of stock-based compensation expense, an increase of $0.06 million in inventory, an increase of $0.9 million in employees and payroll accruals, an increase of $0.8 million in trade receivables, an increase of $2.0 million in deferred revenues attributed to sales which revenue recognition criteria were met while cash was collected in the previous years, an increase of $2.2 million in trade payables, a decrease of $1.4 million in long-term deferred taxes, net, an increase of $2.6 million in other receivables and prepaid expenses and $2.4 million related to other operating activities.

Investing activities.

Net cash used in investing activities in 2017 was $8.1 million, primarily attributable to an investment in available-for sale marketable securities of $30.1 million, purchase of property and equipment of $2.8 million and investment in short-term bank deposits and restricted deposits of $1.7 million. The above changes were partially offset by redemption of marketable securities of $26.5.

Net cash provided by investing activities in 2016 was $15.0 million, primarily attributable to an investment in available-for sale marketable securities of $29.7 million and the purchase of property and equipment of $1.6 million. The above changes were partially offset by redemption of marketable securities of $33.2 million and redemptions of short-term bank deposits of $12.9 million.

Net cash used in investing activities in 2015 was $7.9 million, primarily attributable to acquisitions of $9.9 million, an investment in available-for sale marketable securities of $34.1 million and the purchase of property and equipment of $2.2 million. The above changes were partially offset by redemption of marketable securities of $22.2 million and redemptions of short-term bank deposits of $16.3 million.

We expect that our capital expenditures will total approximately $2.8 million in 2018. We anticipate that these capital expenditures will be primarily related to further investments in lab equipment for research and development and for leasehold improvements.

Financing activities.

Net cash provided by financing activities in 2017 was $0.4 million, which was all attributable to issuance of share capital through the exercise of stock options and RSUs.

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

C.            Research and Development, Patents and Licenses

In 2015, 2016 and 2017, we benefited from non-royalty bearing grants from the Israel Innovation Authority. The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to comply with such restrictions or these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

Total research and development expenses, before royalty bearing grants, were approximately $27.7 million, $24.8 million and 22.2 million in the years ended December 31, 2015, 2016 and 2017, respectively. Non-royalty -bearing grants amounted to $1.3 million, $0.6 million and $0.4 million, in 2015, 2016 and 2017, respectively.

As of December 31, 2017, we had 17 issued U.S. patents and no pending patent applications in the United States. We expect to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

D.            Trend Information

See “ITEM 5: Operating and Financial Review and Prospects” above.

E.            Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.            Contractual Obligations

The following table of our material contractual and other obligations known to us as of December 31, 2017, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1–3 years	Over 3 years
	(in thousands of U.S. dollars)
Operating leases —offices(1)	$6,523	$2,336	$3,100	1,087
Operating leases —vehicles	428	278	150	-
Uncertain tax position (ASC-740)	245			245
Accrued severance pay(2)	344	-	-	344
Total	$7,540	$2,614	$3,250	$1,676
_____________________
(1)	Consists primarily of an operating lease for our facilities in Hod Hasharon, Israel, as well as operating leases for facilities leased by our subsidiaries.

(2)
Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation if the employee voluntarily resigns. Of this amount, $42 thousand is unfunded.

ITEM 6: Directors, Senior Management and Employees

A.            Directors and Senior Management

The following table sets forth the names, ages and positions of our directors and executive officers as of March 1, 2018:

Name	Age	Position
Directors
Yigal Jacoby(5)	57	Chairman of the Board
Manuel Echanove*	55	Director
Itzhak Danziger (5)	69	Director
Nurit Benjamini (1)(2)(3)(4)(5)	51	Director
Steven D. Levy (1)(2)(4)(5)	62	Director
Miron (Ronnie) Kenneth (1)(2)(5)	62	Director
Nadav Zohar (5)	52	Director

Executive Officers
Erez Antebi	59	Chief Executive Officer and President
Alberto Sessa	56	Chief Financial Officer
Nir Perry	47	Senior Vice President, Research and Development
Anat Shenig	49	Vice President, Human Resources
Ronen Priel	42	VP Product Management & Marketing
Rael Kolevsohn	48	Vice President, Legal Affairs, General Counsel and Company Secretary
Pini Gvili	53	Vice President, Operations

Shaked Levy	43	Vice President, VP Customer Success
Ran Fridman	43	Executive Vice President, Global Sales
Vered Zur	54	Vice President, Marketing
Hagay Katz	58	VP Strategic Accounts, Cyber Security, BD
____________
(1)	Member of our compensation and nomination committee.
(2)	Member of our audit committee.
(3)	Lead independent director.
(4)	Outside director.
(5)	Independent director under the rules of NASDAQ.
*
Mr. Echanove serves as an interim director appointed by our Board of Directors effective July 17, 2017, to serve until the date of the next Annual General Meeting of Shareholders. In the event that his nomination is not approved and he is not re-elected as a director by our shareholders at the Company's next Annual General Meeting of Shareholders, he will no longer serve on the Board, following such meeting.

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

Manuel Echanove has served as an interim director since July 2017. Prior to his appointment Mr. Echanove served in various management positions with the Telefonica group between 1996 and 2012. During his tenure at Telefonica, Mr. Echanove held various senior management positions as Commercial General Manager, General Director of Business Development and General Director of Multimedia and Brand Business. He also served as General Manager in the Corporate Strategy area of Telefónica S.A. before leaving Telefonica in 2012. Prior to joining Telefonica, Mr. Echanove served in sales and marketing management positions at France Telecom, British Telecom, and Data General. Mr. Echanove is currently the CEO of Wetania Consulting S.L. a management consulting company, which he founded in 2013. Mr. Echanove has an Economics and Business Administration degree from the Universidad Pontificia de Comillas.

Itzhak Danziger has served as a director since 2011. Prior to his appointment as a director, Mr. Danziger served as an observer to our Board since 2010. Itzhak Danziger serves as a member of the board of Galil Software, an Israeli software services company, and as a director of Jinni Media, a privately held technology company. From 1985 to 2007, Mr. Danziger held various executive positions at Comverse, a technology companies group that develops and markets telecommunications systems, including as president of Comverse Technology Group, as president of Comverse Network Systems and as chairman of Comverse subsidiary - Starhome. Prior to joining Comverse, Mr. Danziger held various R&D and management positions in Tadiran Telecom Division, which was later acquired by ECI Telecom. In the non-profit sector, Mr. Danziger serves as a the chairman of the Center for Educational Technology (CET), as Vice President and board member of the New Israel Fund (NIF), a director in Israel Venture Networks (IVN), a director in Israel Venture Network (IVN), a venture philanthropy NGO, in Avney Rosha, the Israel Institute for School Leadership, and in other non-governmental organizations. Mr. Danziger was also a member of the National Task Force for the Advancement of Education in Israel (Dovrat Committee) and was chairman of two of its subcommittees. Mr. Danziger holds a B.Sc. cum laude and an M.Sc. in electrical engineering from the Technion - Israel Institute of Technology and an M.A. cum laude in philosophy and digital culture from Tel Aviv University.

Nurit Benjamini has served as an outside director since 2007 and serves as the lead independent director on our board. Since December 2013, Ms. Benjamini has served as the Chief Financial Officer of TabTale Ltd. a company that provides mobile content. Ms. Benjamini served as the Chief Financial Officer of Wix.com Ltd. (NASDAQ: WIX) from 2011 to 2013. Previously, from 2007 to 2011, Ms. Benjamini has served as the Chief Financial Officer of CopperGate Communications Ltd. that was acquired by Sigma Designs Inc. (NASDAQ:SIGM) in November 2009. Prior to her position with CopperGate Communications Ltd., Ms. Benjamini served as the Chief Financial Officer of Compugen Ltd. (NASDAQ: CGEN) from 2000 to 2007. Prior to her position with Compugen Ltd., from 1998 to 2000, Ms. Benjamini served as the Chief Financial Officer of Phone-Or Ltd. Between 1993 and 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (formerly NASDAQ: ALDN). Ms. Benjamini serves as an outside director of BiolineRX Ltd. (NASDAQ/TASE: BLRX), a member of its compensation committee, and as a chairman of its audit committee. Ms. Benjamini serves as a director and chair-person of the audit committee of Redhill Biopharma (NASDAQ/TASE: RDHL). Ms. Benjamini holds a B.A. in Economics and Business and an M.B.A. in Finance, both from Bar Ilan University, Israel.

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

Nadav Zohar has served as an interim director since February 2017 and as a director since April 2017. Mr. Zohar serves as the head of Business Development of Gett, an “on demand” transportation service provider.  Prior to joining Gett, Mr. Zohar served as Chief Operating Officer of Delek Global Real Estate PLC between 2066 and 2009 and held several executive positions with Morgan Stanley, between 2001 and 2006, the last of which was Executive Director, Financial Sponsors Group. Prior to joining Morgan Stanley, Mr. Zohar served in executive roles at Lehman Brothers between 1997 and 2001.   Mr. Zohar serves as a board member of Matomy Media Group Ltd. (London Stock Exchange: MTMY), a digital performance-based advertising company. Mr. Zohar holds a Masters in Finance (graduated with Merit) from the London Business School and a LLB in Law (graduated with honors) from the University of Reading.

Executive Officers

Erez Antebi has served as our President and Chief Executive Officer since February 2017. Mr. Antebi served as the CEO of Gilat Satellite Networks (NADAQ: GILT), a satellite communications technology and services provider, between 2012 and 2015.  Between 2005 and 2012 Mr. Antebi also served in several executive roles at Gilat Satellite Networks. Between 2003 and 2005 Mr. Antebi served as the CEO of Clariton Networks, a start-up company, providing services in cellular coverage. Prior to that Mr. Antebi has served in a variety of roles at Gilat Satellite Networks, Tadiran, a provider of radio communications for military applications and for Rafael, Israel Ministry of Defense. Mr. Antebi currently serves on the board and advisory boards of several companies, including Effective Space Services, NSL, HiSky, Xinow and LiveU. Mr. Antebi holds a B. Sc., Electrical Engineering (Communications), Summa Cum Laude, and a M.Sc., Electrical Engineering (Information Theory), both from the Technion, Israel.

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

Shaked Levy has served as our Vice President—Customer Success since February 2016. Prior to joining us Mr. Levy held various managerial positions between 2002 and 2016 at Verint Ltd., a provider of actionable intelligence solutions, most recently as a Senior Vice President – Customer Care & R&D Group, Communications & Cyber Intelligence solutions. Mr. Levy holds an M.B.A. from the Bar Ilan University, a B.A. in Social Sciences, Business Management, from the Open University and a Computers and Electronics Technician diploma, from the Mosinzon college.

Ran Fridman has served as our Executive Vice President, Global Sales since April 2017. Prior to joining us, Mr. Fridman served as Chief Business Officer of eVolution Networks, a provider of Deep Learning AI based energy efficiency solution for mobile operators and data centers. Between 2013 and 2015 Mr. Fridman served as SVP of Sales and Customer Services, worldwide, of Flash Networks, a provider of mobile optimization and monetization solutions. Prior to that, Mr. Fridman held various executive sales positions at Nokia Siemens Networks. Mr. Fridman holds a B.A. in computer science from the Academic College of Tel-Aviv Jaffa.

Vered Zur has served as our Vice President, Marketing since April 2017. Prior to joining us, Ms. Zur served as CMO of Electra Ltd. (TASE: ELECTRA), a leading supplier of electric appliances. Between 2011 and 2014, Ms. Zur served as VP global Sales Operations and Business enablement of Amdocs (NASDAQ: DOX), a provider of software and services to communications and media companies. Between 2005 and 2011 Ms. Zur served as VP Customer Marketing of Comverse (Xura), a company that provided telecommunications software. Prior to that Ms. Zur served in various marketing roles at telecommunications companies and advertising agencies. Ms. Zur holds a B.A. in Behavioral Science from the Ben-Gurion University and a M.B.A from the Edinburgh Business School, Heriot-Watt University. )

Hagay Katz has served as our VP Strategic Accounts, Cyber Security, BD since July 2017. Prior to joining us Mr. Katz served as Head of VSAT line of business at Gilat Satellite Networks (NASDAQ/TASE: GILT), a provider of satellite communication, systems between 2010 and 2017. Between 2006 and 2010 Mr. Katz served as Director of Products at Modu Mobile, a provider of cellular handsets and consumer electronics. Between 2000 and 2006 Mr. Katz served as Co-Founder and VP Marketing and Business Development of PacketLight Networks, a developer of broadband access/transport system to operator networks and a range of optical transport systems for storage applications, which was acquired by the RAD group. Prior to that, Mr. Katz served as Regional VP Sales – APAC and Scandinavia of Teledata and as a project manager in Telstra. Mr. Katz also serves as a member of the advisory boards of several technological companies. Mr. Katz holds a BSc and a MSc in Electronic Engineering from the Tel-Aviv University and a MBA in Marketing and Finance of Monash University; Melbourne.

Nir Perry has served as our SVP Research and Development since September 24, 2017. Prior to joining us, Mr. Perry has served in various research and development and managerial roles of increasing responsibilities, in Verint Systems Ltd. (NASDAQ: VRNT), an analytics company, providing actionable intelligence solutions in the areas of customer engagement and cyber intelligence, between the years 1996 and 2017, most recently, serving as SVP Product House and ISL Site Manager, Enterprise Intelligence Solutions, between 2015 and 2017, as SVP Global R&D, Video Intelligence Solutions, between 2011 and 2014, and as VP TLV R&D, Witness Action Solution, between 2008 and 2010. Mr. Perry holds a B.Sc. cum laude, in Electrical and Electronical Engineering from the Tel-Aviv University and a MBA from the Tel-Aviv University.

B.          Compensation of Officers and Directors

The aggregate compensation paid to or accrued on behalf of our directors and executive officers as a group during 2017 consisted of approximately $4.0 million in salary, fees, bonus, commissions and directors’ fees, including amounts we expended for automobiles made available to our officers, but excluding equity based compensation, dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. This amount includes approximately $0.6 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

In 2017, we paid or accrued to the chairman of the board of directors, Mr. Yigal Jacoby, an annual fee of ILS 358,200 (approximately $103,317). During such time we paid our directors, Itzhak Danziger, Nadav Zohar and Manuel Echanove ILS 81,690 (approximately $23,562), ILS 77,940 (approximately $22,481) and ILS 63,690 (approximately $18,370), respectively, and we paid or accrued to each of our outside directors, Nurit Benjamini, Steven Levy and Ronnie Keneth, as permitted by the Companies Law, an annual fee of ILS 124,440 (approximately $35,893),  ILS 116,940 (approximately $33,729) and ILS 119,940 (approximately $34,595), respectively. The above fees for each of our directors (other than Yigal Jacoby) have included a per meeting attendance fee of ILS 3,750 (approximately $1,082) for any meeting he or she attended in person, and ILS 2,250 (approximately $649) for any meeting he or she attended by conference call or similar means. Our directors are also typically granted upon election an agreed amount of equity based awards, which vest over a period of not less than three years, and 10,000 RSUs, as of every third annual general meeting following the respective director's initial election.

In 2017, we paid or accrued to our former director, Mr. Hadar, an annual salary of ILS 40,470 (approximately $11,673). During 2017, our officers and directors received, in the aggregate, options and RSUs to purchase 740,000 ordinary shares under our equity incentive plans. The options (excluding RSUs) have a weighted average exercise price of approximately $4.93 and expire up to ten years after the date the options were granted.

Compensation of our Five Most Highly Compensated Office Holders

Summary Compensation Table

The table and summary below outline the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2017. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, equity-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car, phone and social benefits paid to or earned by each Covered Executive during the year ended December 31, 2017.

Name and Principal Position (1)	Salary ($)	Bonus ($) (2)	Equity-Based Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
Andrei Elefant, Former President and Chief Executive Officer	180,139	-	478,487	31,824	690,450
Gianmarco Boggio, Regional VP Sales, EMEA	398,076	16,899	40,534	113,131	568,540
Erez Antebi, President and Chief Executive Officer	266,476	68,289	134,542	82,463	551,770
Rael Kolevsohn, Vice President, Legal Affairs, General Counsel and Company Secretary	217,881	27,657	126,760	59,688	431,986
Shaked Levy, Vice President, VP Customer Success	215,894	29,877	87,613	73,065	406,449

(1)	Unless otherwise indicated herein, all Covered Executives are full-time employees of Allot.
(2)	Amounts reported in this column represent annual incentive bonuses granted to the Covered Executives based on performance-metric based formulas set forth in their respective employment agreements.
(3)
Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 12 to our consolidated financial statements for the year ended December 31, 2017, included herein.

(4)
Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective Covered Executive, payments, contributions and/or allocations for savings funds ( e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance ( e.g., life insurance or work disability insurance), telephone expense reimbursement, convalescence or recreation pay, relocation reimbursement, payments for social security, and other personal benefits and perquisites consistent with the Company’s guidelines. All amounts reported in the table represent incremental cost to the Company.

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

•
Objectives: To attract, motivate and retain highly experienced personnel who will provide leadership for Allot’s success and enhance shareholder value, and to promote for each executive officer an opportunity to advance in a growing organization.

•	Compensation instruments: Includes base salary; benefits and perquisites; cash bonuses; equity-based awards; and retirement and termination arrangements.

•
Ratio between fixed and variable compensation: Allot aims to balance the mix of fixed compensation (base salary, benefits and perquisites) and variable compensation (cash bonuses and equity-based awards) pursuant to the ranges set forth in the compensation policy in order, among other things, to tie the compensation of each executive officer to Allot’s financial and strategic achievements and enhance the alignment between the executive officer’s interests and the long-term interests of Allot and its shareholders .

•
Internal compensation ratio: Allot will target a ratio between overall compensation of the executive officers and the average and median salary of the other employees of Allot, as set forth in the compensation policy, to ensure that levels of executive compensation will not have a negative impact on work relations in Allot.

•	Base salary, benefits and perquisites: The compensation policy provides guidelines and criteria for determining base salary, benefits and perquisites for executive officers.

•
Cash bonuses: Allot’s policy is to allow annual cash bonuses, which may be awarded to executive officers pursuant to the guidelines and criteria, including maximum bonus opportunities, set forth in the compensation policy.

•
“Clawback”: In the event of an accounting restatement, Allot shall be entitled to recover from current executive officers bonus compensation in the amount of the excess over what would have been paid under the accounting restatement, with a three-year look-back.

•
Equity-based awards: Allot’s policy is to provide equity-based awards in the form of stock options, restricted stock units and other forms of equity, which may be awarded to executive officers pursuant to the guidelines and criteria, including minimum vesting period, set forth in the compensation policy.

•	Retirement and termination: The compensation policy provides guidelines and criteria for determining retirement and termination arrangements of executive officers, including limitations thereon.

•	Exculpation, indemnification and insurance: The compensation policy provides guidelines and criteria for providing directors and executive officers with exculpation, indemnification and insurance.

•
Directors: The compensation policy provides guidelines for the compensation of our directors in accordance with applicable regulations promulgated under the Companies Law, and for equity-based awards that may be granted to directors pursuant to the guidelines and criteria, including minimum vesting period, set forth in the compensation policy.

•	Applicability: The compensation policy applies to all compensation agreements and arrangements approved after the date on which the compensation policy is approved by the shareholders.

•
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

Our Class I director, Nadav Zohar will hold office until the 2019 Annual General Meeting of Shareholders. Our Class II directors, Itzhak Danziger and Miron Kenneth, will hold office until our annual meeting of shareholders to be held in 2020. Our Class III directors, Yigal Jacoby (who also serves as our Chairman of the board of directors) and Manuel Echanove, will hold office until our annual meeting of shareholders to be held in 2018. The directors (other than the outside directors) are elected by a vote of the holders of a majority of the voting power present and voting at the meeting. Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor is duly elected and qualified, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she resigns or is removed from office.

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

NASDAQ Requirements

Under the NASDAQ Stock Market rules, a majority of directors must meet the independence requirements specified in those rules. Our board of directors consists of seven members, six of whom are independent under the NASDAQ Stock Market rules.  Specifically, our board has determined that Ms. Nurit Benjamini, Mr. Itzhak Danziger, Mr. Yigal Jacoby, Mr. Steven Levy, Mr. Miron Kenneth and Mr. Nadav Zohar meet the independence standards of the NASDAQ Stock Market rules. In reaching this conclusion, the board determined that none of these directors have a relationship that would preclude a finding of independence and that the other relationships that these directors have with us do not impair their independence.  See “ITEM 16G. Corporate Governance” for additional information.

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

As of the date of this annual report, there are no claims for directors’ and officers’ liability insurance which have been filed in 2017 under our policies and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

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

D.            Employees

As of December 31, 2017, we had 477 employees of whom 260 were based in Israel, 114 in Europe, 17 in North America, 30 in Latin America and the remainder in Asia, Africa and Oceania. We have never experienced a work stoppage or a strike. The breakdown of our employees by department is as follows:

	December 31,
Department	2015	2016	2017
Manufacturing and operations	17	16	13
Research and development	208	168	163
Sales, marketing, service and support	239	216	250
Management and administration	59	45	51
Total	523	445	477

The table below provides a breakdown of personnel employed or engaged by the Company:

	December 31,
Department	2015	2016	2017
Full time Employee	442	378	404
Part time Employee	32	27	26
Permanent Contractor	32	31	36
Subcontractor	17	9	11
Total	523	445	477

In the foregoing table and in each instance herein where number of employees is provided, employees include full time and part time employees, as well as subcontractors and consultants. Typically, our employees, as well as our subcontractors and consultants, are employed or engaged for indefinite periods of time and may be dismissed or terminated with or without notice, depending on the jurisdiction and contracts under which they are employed or engaged. Under applicable Israeli law, we and our employees are subject to protective labor provisions such as restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and advance notice of termination of employment as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Economy make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation, travel expenses, and pension rights. Except as otherwise stated hereunder, our employees are not represented by a labor union. Under Spanish Labor law, we and our employees are subject to protective labor provisions and collective bargaining agreements, governing, among others, restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and advance notice of termination of employment as well as equal opportunity and anti-discrimination laws. Our workers in our San Sebastian office in Spain, are represented by a worker’s representative, who will be subject to reelection during 2020. In addition, our employees in our Madrid office are represented by five workers representatives, who were recently elected for a term of four years and thus will be subject to reelection during 2021. Such representatives represent the employees with respect to labor health and prevention, training and equality.We provide our employees with benefits and working conditions which we believe are competitive with benefits and working conditions provided by similar companies. We have never experienced labor-related work stoppages and believe that our relations with our employees are good.

E.            Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 1, 2018 by (i) each of our directors, (ii) each of our executive officers and (iii) all of our executive officers and directors serving as of March 1, 2018, as a group. Unless otherwise stated, the address of each named executive officer and director is c/o Allot Communications Ltd., 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 4501317, Israel.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class
Directors
Nurit Benjamini	*	*
Itzhak Danziger	*	*
Manuel Echanove	*	*
Nadav Zohar	*	*
Steven D. Levy	*	*
Yigal Jacoby	*	*
Miron Kenneth	*	*
Executive Officers
Erez Antebi	*	*
Alberto Sessa	*	*
Nir Perry	*	*
Anat Shenig	*	*
Ronen Priel	*	*
Rael Kolevsohn	*	*
Pini Gvili	*	*
Shaked Levy	*	*
	*	*
Ran Fridman
Vered Zur
Hagay Katz	*	*
All directors and executive officers as a group	497,681	1.48%

____________
*	Less than one percent of the outstanding ordinary shares.

(1)
As used in this table, “beneficial ownership” is determined in accordance with the rules of the SEC and consists of either or both voting or investment power with respect to securities. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 1, 2018 through the exercise of any option or pursuant to vesting of RSU. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of March 1, 2018 and outstanding RSUs vesting within 60 days of March 1, 2018, are deemed outstanding for computing the ownership percentage of the person holding such options or RSUs, but are not deemed outstanding for the purpose of computing the ownership percentage of any other person. Except as otherwise indicated, the persons named in the table have reported that they have sole voting and sole investment power with respect to all ordinary shares shown as beneficially owned by them. The amounts and percentages are based upon 33,587,814 ordinary shares outstanding as of March 1, 2018 pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act.

Our directors and executive officers hold, in the aggregate, 1,255,429 outstanding options and RSUs. The said amount includes options currently exercisable for 497,681 ordinary shares, as of March 1, 2018. The options (excluding RSUs) have a weighted average exercise price of $7.01 per share and have expiration dates until 2027.

Share Option Plans

The following table summarizes our equity incentive plans, which have outstanding awards as of March 1, 2018:

Plan	Share reserved	Option and RSU grants, net (*)	Outstanding options and RSUs	Options outstanding exercise price	Date of expiration	Options exercisable
2016 incentive compensation plan	741,720	6,662,182	2,816,708	0.028-27.58	1/3/2018-4/27/2027	1,341,784
____________
(*)	“Option and RSU grants, net” is calculated by subtracting options and RSUs expired or forfeited.

As of March 1, 2018, we had 33,587,814 ordinary shares outstanding.  We have adopted three share option plans. Under our share option plans, as of March 1, 2018, there were 2,816,708 outstanding options and RSUs, including options currently exercisable for 1,341,784 ordinary shares.  As of March 1, 2018, 741,720 shares remained available for future grants under the 2016 Plan (as described below). Upon issuance, such ordinary shares may be freely sold in the public market, except for shares held by affiliates who have certain restrictions on their ability to sell. The options (excluding RSUs) have a weighted average exercise price of $7.61 per share.

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

The number of ordinary shares that we may issue under the 2016 Plan will increase on the first day of each fiscal year during the term of the 2016 Plan, in each case in an amount equal to the lesser of (i) 1,000,000 shares, (ii) 3.5% of our outstanding ordinary shares on the last day of the immediately preceding year, or (iii) an amount determined by our board of directors. The number of shares subject to the 2016 Plan is also subject to adjustment if particular capital changes affect our share capital. Ordinary shares subject to outstanding awards under the 2016 Plan or our 2003 plan or 1997 plans that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2016 Plan. As of March 1, 2018, there were 2,816,708 outstanding options and RSUs under the 2016 Plan and 741,720 ordinary shares remained reserved for future grants under the 2016 Plan.

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

ITEM 7: Major Shareholders and Related Party Transactions

A.            Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 1, 2018, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Soros Fund Management LLC (2)	5,286,063	15.74%
Delek Group Ltd. (3)	2,942,930	8.76%
Zohar Zisapel (4)	2,842,378	8.46%
Clal Insurance Enterprises Holdings Ltd. (5)	2,465,439	7.34%
Migdal Insurance & Financial holdings Ltd (6)	2,242,909	6.68%
FMR LLC and Abigail P. Johnson (7)	1,952,500	5.81%

______________
(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 1, 2018 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 33,587,814 ordinary shares outstanding as of March 1, 2018.

(2)
Based on a Schedule 13G/A filed on February 13, 2018, each of Soros Fund Management LLC has sole voting and dispositive power, and George Soros and Robert Soros have shared voting and dispositive power, over 5,286,063 shares.  The address for the reporting persons is 250 West 55th Street, 38th Floor, New York, New York 10019.

(3)
Based on a Schedule 13G filed on February 20, 2018, The Phoenix Holding Ltd. (“Phoenix”), Delek Group Ltd. (“Delek”) and Ishak Sharon (Tshuva) reported that they had shared voting and dispositive power over 2,942,930 shares. The shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix (the “Subsidiaries”).  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. Phoenix is a majority-owned subsidiary of Delek.  The majority of Delek's outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public. The address of Itshak Sharon (Tshuva) and Delek Investments and Properties Ltd. is 7 Giborei Israel Street, P.O.B. 8464, Netanya, 42504, Israel. The addressof Phoenix is Derech Hashalom 53, Givataim, 53454, Israel.

(4)
Based on a Schedule 13G/A filed on January 13, 2011. Consists of 2,777,487 shares held by Zohar Zisapel and 64,891 shares held by Lomsha Ltd., an Israeli company controlled by Zohar Zisapel. The address of Mr. Zisapel and Lomsha Ltd. is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

(5)
Based on information provided to us by Clal Insurance Enterprises Holdings Ltd. (“Clal”) on March 1, 2018 Clal had shared voting and dispositive power over 2,465,439 of our shares as of such date. The address of the reporting person is 36 Raoul Wallenberg Street, Tel Aviv 37070, Israel.

(6)
Based on a Schedule 13G filed on January 18, 2018, Midgal Insurance & Financial Holdings Ltd reported that it had shared voting power and dispositive power over these shares. Of these shares, 2,221,901 shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Midgal Insurance & Financial Holdings Ltd, according to the following segmentation:  1,222,614 shares are held by Profit participating life assurance accounts; 935,674 shares are held by Provident funds and companies that manage provident funds and 63,613 shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. In addition, 21,008, shares are beneficially held for their own account (Nostro account). The address of the reporting person is 4 Efal Street; P.O BOX 3063; Petach Tikva 49512, Israel.

(7)
Based on a Schedule 13G filed on February 13, 2018. FMR LLC reported that it had sole voting power over 1,952,500 shares and sole dispositive power over 1,952,500 shares and Abigail P. Johnson, director, vice-chairman and chief executive officer of FMR LLC had sole dispositive power over 1,952,500 shares.  The address of the reporting person is 245 Summer Street, Boston, Massachusetts 02210.

Significant Changes in the Ownership of Major Shareholders

As of March 1, 2018, Soros Fund Management LLC was the beneficial owner of 5,286,063, or 15.74% of our ordinary shares. As of March 1, 2017, Soros Fund Management LLC was the beneficial owner of 3,336,166, or 10.1% of our ordinary shares.

As of March 1, 2018, Delek Group, Ltd. was the beneficial owner of 2,942,930, or 8.76% of our ordinary shares.

As of March 1, 2018, Zohar Zisapel was the beneficial owner of 2,842,378, or 8.46% of our ordinary shares. His beneficial ownership did not change since December 31, 2010.

As of March 1, 2018, Clal Insurance Enterprises Holdings Ltd. was the beneficial owner of 2,465,439, or 7.34% of our ordinary shares.  As of March 1, 2017, Clal Insurance Enterprises Holdings Ltd. was the beneficial owner of 2,437,644, or 7.4% of our ordinary shares.

As of March 1, 2018, Migdal Insurance & Financial Holdings Ltd was the beneficial owner 2,242,909 shares, or 6.68% of our ordinary shares. As of March 1, 2017, Migdal Insurance & Financial Holdings Ltd was the beneficial owner 2,391,117 shares, or 7.2% of our ordinary shares. As of March 1, 2016, Migdal Insurance & Financial Holdings Ltd was the beneficial owner of 2,573,259, or 7.7%, of our ordinary shares.

As of March 1, 2018, FMR LLC was the beneficial owner of 1,952,500, or 5.81% of our ordinary shares.   As of March 1, 2017, FMR LLC was the beneficial owner of 3,227,461, or 9.7% of our ordinary shares. As of March 1, 2016, FMR LLC was the beneficial owner of 2,742,676, or 8.2% of our ordinary shares.

Record Holders

As of March 1, 2018, there were 18 record holders of ordinary shares, of which eight consisted of United States record holders holding approximately 99.48% of our outstanding ordinary shares. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees.  The United States record holders included Cede & Co., the nominee of the Depositary Trust Company.

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

Agreement with Galil Software

Our director, Itzhak Danziger, is a member of the board of directors of Galil Software Ltd and holds less than 10% of its shares. We have engaged Galil Software since 2010 to provide us with certain quality assurance services in the ordinary course of our business.  Since January 1, 2017 and through the date of the filing of this annual report, we did not pay any fees to Galil Software.

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8: Financial Information

A.            Consolidated Financial Statements and Other Financial Information.

Consolidated Financial Statements

For our audited consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017, please see pages F-3 to F-46 of this report.

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

Stock Price History

Our ordinary shares have been trading on the NASDAQ Global Select Market under the symbol “ALLT” since November 2006. The following table sets forth the high and low sales prices for our ordinary shares as reported by each of the NASDAQ Global Select Market, in U.S. dollars, and the Tel Aviv Stock Exchange (since December 2012), in ILS, for the periods indicated below:

	NASDAQ Global Select Market		Tel Aviv Stock Exchange
Year	High	Low	High		Low
2013	$18.28	$11.01	NIS	68.12	NIS	39.20
2014	18.09	7.88		63.99		31.13
2015	9.85	4.41		39.90		18.21
2016	5.89	4.24		23.50		16.84
2017	6.09	4.54		21.53		14.82
2018 (through March 1, 2018)	5.56	4.74		19.15		16.66

	NASDAQ Global Select Market		Tel Aviv Stock Exchange
2016	High	Low	High		Low
First Quarter	$5.89	$4.24	NIS	23.50	NIS	16.84
Second Quarter	5.65	4.53		20.50		17.56
Third Quarter	5.63	4.52		21.75		17.33
Fourth Quarter	5.66	4.50		20.80		17.67

	NASDAQ Global Select Market		Tel Aviv Stock Exchange
2017	High	Low	High		Low
First Quarter	$5.67	$4.58	NIS	21.53	NIS	16.69
Second Quarter	5.20	4.54		18.90		14.82
Third Quarter	5.39	4.80		19.21		16.97
Fourth Quarter	6.09	4.91		21.38		17.31

	NASDAQ Global Select Market		Tel Aviv Stock Exchange
Most Recent Six Months	High	Low	High		Low
March 2018 (through March 1, 2018)	$5.50	$5.45	NIS	19.15	NIS	18.84
February 2018	5.56	4.74		19.15		16.66
January 2018	5.39	4.90		18.78		16.73
December 2017	6.01	5.16		21.22		18.18
November 2017	6.09	4.91		21.38		17.31
October 2017	5.53	5.01		19.50		18.19
September 2017	5.39	4.90		19.21		17.32

Markets

Our ordinary shares have been quoted under the symbol “ALLT” on the NASDAQ Stock Market since November 16, 2006 and on the Tel Aviv Stock Exchange since December 21, 2010.

As of March 1, 2018, the last reported sale price of our ordinary shares on the Nasdaq Global Select Market was 5.46 per share and on the Tel Aviv Stock Exchange was 19.06 per share.

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

Ordinary Shares

Our authorized share capital consists of 200,000,000 ordinary shares, par value ILS 0.10 per share. As of March 1, 2018, we had 33,587,814 ordinary shares outstanding. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. In 2017 and 2016, the corporate tax rate was 24% and 25%, respectively. The corporate tax rate for 2018 and thereafter is scheduled to be 23%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise, a Preferred Enterprise or a Technological Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

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

Tax Benefits under the Law for Encouragement of Capital Investments, 1959

Tax Benefits Prior to the 2005 Amendment

The Law for the Encouragement of Capital Investments, 1959, as amended, generally referred to as the Investments Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an “Approved Enterprise.”

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

As of December 31, 2017, we believe that we met the aforementioned conditions.

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

The duration of tax benefits is subject to a limitation of the earlier of seven to ten years from the Commencement Year, or twelve years from the first day of the Year of Election. The Commencement Year is defined as the later of (a) the first tax year in which a company had derived income for tax purposes from the Beneficiary Enterprise or (b) the year in which a company requested to have the tax benefits apply to the Beneficiary Enterprise – Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following tax routes, which may be applicable to us:

•
Similar to the aforementioned alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that may be distributed. The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

•
A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

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

As of December 31, 2017, we did not generate exempt income under the provisions of the Investments Law.

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

A dividend distributed from income which is attributed to a Preferred Enterprise will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation –0%, (ii) Israeli resident individual – 20% in 2014 and onwards (iii) non-Israeli resident - 20% in 2014 and onwards, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

The provisions of the 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. Under the transition provisions of the new legislation, a company may decide to irrevocably implement the 2011 Amendment while waiving benefits provided under the Investment Law prior to the 2011 Amendment; or to remain subject to the Investment Law prior to the 2011 Amendment. We have examined the possible effect, if any, of these provisions of the 2011 Amendment on our financial statements and have decided, at this time, not to opt to apply the new benefits under the 2011 Amendment.

Tax Benefits under the 2016 Amendment

In December 2016 new legislation amended the Investment Law (the “2016 Amendment”). Under the 2016 Amendment a new status of “Technological Preferred Enterprise” was introduced to the Investment Law.

Under the 2016 Amendment two new tracks are available:

•
Technological Preferred Enterprise – an enterprise which is part of a consolidated group with consolidated annual revenues of less than ILS 10 billion. A Technological Preferred Enterprise which is located in areas other than Development Zone A will be subject to tax at a rate of 12% on profits derived from intellectual property, and a Technological Preferred Enterprise in Development Zone A will be subject to tax at a rate of 7.5%; and

•
Special Technological Preferred Enterprise – an enterprise which is part of a consolidated group with consolidated annual revenues exceeding ILS 10 billion. Such an enterprise will be subject to tax at a rate of 6% on profits derived from intellectual property regardless of the enterprise’s geographical location.

Any dividends distributed to foreign companies, as defined in the Investment law, derived from income from the Technological Preferred Enterprise will be subject to tax at a rate of 20% (which may be reduced by a an applicable double tax treaty, or a lower rate of 4% in case 90% or more of the Preferred Technological Enterprise’s shares are held by foreign corporations.

The regulations implementing the above new tracks were published on May 28, 2017 and are effective as of January 1, 2017. We have examined the possible effect, if any, of these provisions of the 2016 Amendment on our financial statements and have decided, at this time, not to opt to apply the new benefits under the 2016 Amendment.

Special Provisions Relating to Tax Reporting in United States Dollars

Under the Income Tax (Inflationary Adjustments) Law, 1985, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”). Accordingly, until 2011, results for tax purposes were measured in terms of earnings in ILS after certain adjustments for increases in the Israeli CPI. Commencing in the taxable year 2012, we have elected to measure our taxable income and file our tax return in United States Dollars, under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986.

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

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel, the shareholders are not subject to the Adjustments Law, and the shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Taxation of Dividends paid to Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  Such sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, income tax is applicable at the rate of 25%, or 30% for a shareholder that is considered a “material shareholder” at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.  However, under the Investments Law, dividends generated by an Approved Enterprise, Privileged Enterprise, Preferred Enterprise or Technological Preferred Enterprise may be are taxed at a different rate s discussed above.

Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares that is a Treaty U.S. Resident is 25%. However, if the income out of which the dividend is paid is not generated by an Approved Enterprise, Privileged Enterprise, Preferred Enterprise or Technological Preferred Enterprise, and not more than 25% of our gross income consists of interest or dividends, dividends paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year are generally taxed at a rate of 12.5%.

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

PFIC status is an annual determination that is based on tests which are factual in nature and our status in future years will depend on our income, assets and activities in each of those years. Therefore there can be no assurance that we will not be considered a PFIC for any taxable year. While public companies often employ a market capitalization method to value their assets, the IRS has not issued guidance concerning how to value a foreign public company’s assets for PFIC purposes. The market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile. In certain circumstances, including volatile market conditions, it may be appropriate to employ alternative methods to more accurately determine the fair market value of our assets other than the market capitalization method. Given the volatility of the capital markets in recent years, we have obtained an independent valuation of our company for the 2017 tax year, as well as an opinion from a U.S. tax advisor that, applying the results of the independent valuation of our company which employed an approach other than the market capitalization approach, and which provided the reasoning underlying the use of such approach, we should not be a PFIC for the 2017 taxable year. We considered such valuation in determining the value of our total assets and we also considered the above-referenced opinion. On that basis, we believe that we were not a PFIC for the 2017 tax year. However there can be no certainty that the IRS will not challenge such a position and determine that based on the IRS’s interpretation of the asset test, we were a PFIC for the 2017 tax year.  If we were a PFIC, and you are a U.S. Holder, you generally would be subject to ordinary income tax rates, imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “–Distributions”) with respect to any gain from the sale, exchange or other disposition of, and certain distributions with respect to, your ordinary shares. A U.S. Holder should consult his, her or its own tax advisor with respect to the potential application of the PFIC rules in his, her or its particular circumstances.

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the ILS. In 2017, we derived our revenues primarily in U.S. dollars and a substantial portion in Euros and other currencies. Although a substantial part of our expenses were denominated in U.S. dollars, a significant portion of our expenses were denominated in ILS and to a lesser extent in Euros and other currencies. Our ILS-denominated expenses consist principally of salaries and related personnel expenses. We monitor foreign currency exposure and, from time to time, may use various instruments to preserve the value of sales transactions and commitments; however, this cannot assure our protection against risks of currency fluctuations. Any strengthening or weakening in the value of the ILS against the U.S. is being partially mitigated using hedging transactions and therefore, though we cannot provide any assurance that such transaction will fully mitigate the effect on our net income, it is not likely that such effect will be material.

In the event of a 10% hypothetical strengthening or weakening in the value of the Euro against the U.S. dollar, we may be able to mitigate the effect of such currency exchange fluctuation by adapting our pricing. However, in the event that market conditions will limit our ability to adjust our pricing, we might not be able to fully mitigate the adverse effect of such currency fluctuation. We estimate that in such event, the impact on our net income in 2017 is not likely to exceed $1,000,000. For more information regarding foreign currency related risks, see “ITEM 3: Key Information—Risk Factors—our international operations expose us to the risk of fluctuations in currency exchange rates.”

We use currency forward contracts together with currency options primarily to hedge payments in ILS. These transactions constitute a future cash flow hedge. As of December 31, 2017, we had outstanding forward contracts in the amount of $15.0 million. These transactions were for a period of up to twelve months. As of December 31, 2017, the fair value of the above mentioned foreign currency derivative contracts was $0.2 million.

ITEM 12: Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceed s

A.            Material Modifications to the Rights of Security Holders

None.

B.            Use of Proceeds

Not applicable.

ITEM 15: Controls and Procedures

(a)
Disclosure Controls and Procedures. As of the end of the period covered by this report, our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2017. Based upon, and as of the date of, such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2017, our disclosures controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017.

In making this assessment, our management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2017 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

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

ITEM 16B: Code of Ethics

We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller and persons performing similar functions. This code has been posted on our website, www.allot.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein.  Waivers of our code of ethics may only be granted by the board of directors.  Under Item 16B of Form 20-F, if a waiver or amendment of the code of ethics applies to the persons specified in Item 16B(a) of the Form 20-F and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Form 6-K. We granted no waivers under our code of ethics in 2017.

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Auditors

The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm.

	Year ended December, 31,
	2016	2017
	(in thousands of U.S. dollars)
Audit Fees(1)	$235	$235
Audit-Related Fees(2)	30	30
Tax Fees(3)	89	128
Total	$354	$393
____________
(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit for 2016 and 2017, certain procedures regarding our quarterly financial results submitted on Form 6-K and consultation concerning financial accounting and reporting standards.

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

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

On August 2015, the Board of Directors approved a program for the Company to repurchase up to $15 million of its outstanding ordinary shares, which program was thereafter approved by the Israeli court, pursuant to Israeli law on November 26, 2015. Share purchases will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with all applicable securities laws and regulations. The repurchase program does not require Allot to acquire a specific number of shares, and may be suspended from time to time or discontinued. The court approvals previously granted were each valid for a period of six months.  During 2016, we repurchased a total of 0.8 million shares of our ordinary shares for approximately $3.8 million at an average price of $4.82 per share under this program. During 2017 we did not repurchase any additional outstanding ordinary shares.

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
Erez Antebi
Chief Executive Officer and President

Dated: March 22, 2018

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

4.2	2016 Incentive Compensation Plan, as amended and restated (7)
4.3	Israeli Subplan (Appendix A) of the 2016 Incentive Compensation Plan, as amended and restated (8)
4.4	US Subplan (Appendix B) of the 2016 Incentive Compensation Plan, as amended and restated(9)
4.5	Manufacturing Agreement, dated July 19, 2007, by and between Flextronics (Israel) Ltd. and the Registrant (4)
4.6	Amendment No. 1, dated September 1, 2012, to the Manufacturing Agreement, dated July 19, 2007, by and between Flextronics (Israel) Ltd. and the Registrant
4.7	Asset Purchase Agreement, dated February 19, 2015, by and between Optenet S.A. and the Registrant. (3)
4.8	Compensation Policy for Executive Officers and Directors (5)
8.1	List of Subsidiaries of the Registrant
11.1	Code of Ethics (6)
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications), furnished herewith
15.1	Consent of Kost Forer Gabbay & Kasierer
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.LAB	XBRL Taxonomy Label Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
____________
(1)	Previously filed with the Securities and Exchange Commission on October 31, 2006 pursuant to a registration statement on Form F-1 (File No. 333-138313) and incorporated by reference herein.
(2)	Previously filed with the Securities and Exchange Commission on March 26, 2014 as Exhibit 1.1 to Form 20-F for the year ended December 31, 2013 and incorporated by reference herein.
(3)	Previously filed with the Securities and Exchange Commission on March 26, 2015 as Exhibit 4.8 to Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.
(4)	Previously filed with the Securities and Exchange Commission on March 28, 2016 as Exhibit 5.1 to Form 20-F for the year ended December 31, 2015 and incorporated by reference herein.
(5)	Previously included in Exhibit A-1 to Proxy statement included in Exhibit 99.1 to Form 6-K furnished to the Securities and Exchange Commission on August 15, 2016 and incorporated by reference herein.
(6)	Previously filed with the Securities and Exchange Commission on June 28, 2007, as Exhibit 4 to Form 20-F for the year ended December 31, 2006 and incorporated by reference herein.
(7)	Previously filed with the Securities and Exchange Commission on March 23, 2017 as Exhibit 4.2 to Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(8)	Previously filed with the Securities and Exchange Commission on March 23, 2017 as Exhibit 4.3 to Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(9)	Previously filed with the Securities and Exchange Commission on March 23, 2017 as Exhibit 4.4 to Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menahem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ALLOT COMMUNICATIONS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Allot Communication Ltd. (the “Company“) as of December 31, 2017 and 2016, the related consolidated statements of operations, stockholders‘ equity, and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes and schedules (collectively referred to as the “financial statements“). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with US generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 22, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on the Company‘s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB“) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

             We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kost Forer Gabbay & Kasierer
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company‘s auditor since 2006.

Tel Aviv, Israel
March 22, 2018

Kost Forer Gabbay & Kasierer 144 Menahem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ALLOT COMMUNICATIONS LTD.

Opinion on Internal Control over Financial Reporting

We have audited Allot Communication Ltd. (the "Company") internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO Criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016 and the related consolidated statements of operations, statements of comprehensive loss, Changes in Stockholders’ Equity and cash flows for each of the three years in the period ended December 31, 2017 of the Company and our report dated March 22, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures, as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Kost Forer Gabbay & Kasierer 144 Menahem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company‘s auditor since 2006.
Tel-Aviv, Israel
March 22, 2018

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2017	2016
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$15,342	$23,326
Restricted deposit	428	-
Short-term bank deposits	31,043	29,821
Available-for-sale marketable securities	63,194	60,507
Trade receivables (net of allowance for doubtful accounts of $ 1,292 and $ 924 at December 31, 2017 and 2016, respectively)	22,737	24,158
Other receivables and prepaid expenses	2,649	3,879
Inventories	7,897	7,235

Total current assets	143,290	148,926

NON-CURRENT ASSETS:
Severance pay fund	302	252
Deferred taxes	301	267
Other assets	1,135	1,136

Total non-current assets	1,738	1,655

PROPERTY AND EQUIPMENT, NET	5,002	4,387

INTANGIBLE ASSETS, NET	2,933	4,410
GOODWILL	31,562	31,562

Total assets	$184,525	$190,940

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2017	2016
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$5,857	$3,275
Employees and payroll accruals	8,535	7,381
Deferred revenues	11,370	11,133
Other payables and accrued expenses	5,742	3,157

Total current liabilities	31,504	24,946

LONG-TERM LIABILITIES:
Deferred revenues	3,878	3,597
Accrued severance pay	747	592
Other long-term liability	5,267	4,502

Total long-term liabilities	9,892	8,691

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.1 par value - Authorized: 200,000,000 shares at December 31, 2017 and 2016; Issued: 34,299,262 and 33,873,719 shares at December 31, 2017 and 2016, respectively; Outstanding: 33,483,262 and 33,057,719 shares at December 31, 2017 and 2016, respectively	851	843
Additional paid-in capital	268,487	264,782
Treasury stock at cost - 816,000 shares at December 31, 2017 and 2016.	(3,998)	(3,998)
Accumulated other comprehensive income (loss)	36	(149)
Accumulated deficit	(122,247)	(104,175)

Total shareholders' equity	143,129	157,303

Total liabilities and shareholders' equity	$184,525	$190,940

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2017	2016	2015
Revenues:
Products	$48,727	$54,432	$62,642
Services	33,265	35,937	37,325
Total revenues	81,992	90,369	99,967

Cost of revenues:
Products	19,258	20,401	26,707
Services	9,272	7,494	6,720

Total cost of revenues	28,530	27,895	33,427

Gross profit	53,462	62,474	66,540

Operating expenses:
Research and development (net of grant participations of $ 392, $ 606 and $ 1,252 for the years ended December 31, 2017, 2016 and 2015, respectively)	21,852	24,221	26,422
Sales and marketing	38,316	35,290	43,318
General and administrative	10,696	9,812	12,702

Total operating expenses	70,864	69,323	82,442

Operating loss	(17,402)	(6,849)	(15,902)
Financial income (expenses), net	894	1,059	(584)

Loss before income tax expense	(16,508)	(5,790)	(16,486)
Income tax expense	1,564	2,204	3,356

Net loss	$(18,072)	$(7,994)	$(19,842)

Unrealized gain (loss) on available-for-sale marketable securities	(35)	337	(261)
Unrealized gain (loss) on foreign currency cash flow hedges transactions	220	(16)	1,411

Total comprehensive loss	$(17,887)	$(7,673)	$(18,692)

Net loss per share:
Basic and diluted	$(0.54)	$(0.24)	$(0.59)

Weighted average number of shares used in per share computations of net loss:
Basic and diluted	33,253,158	33,202,309	33,419,917

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional		Accumulated other		Total
	Outstanding shares	Amount	paid-in capital	Treasury stock	comprehensive income (loss)	Accumulated deficit	shareholders' equity

Balance at January 1, 2015	33,319,923	819	252,120	-	(1,620)	(76,339)	174,980

Exercise of stock options	263,179	18	114	-	-	-	132
Treasury stock acquired, net *)	(25,000)	-	-	(166)	-	-	(166)
Stock-based compensation	-	-	7,151	-	-	-	7,151
Other comprehensive income	-	-	-	-	1,150	-	1,150
Net loss	-	-	-	-	-	(19,842)	(19,842)

Balance at December 31, 2015	33,558,102	837	259,385	(166)	(470)	(96,181)	163,405

Exercise of stock options	290,617	6	236	-	-	-	242
Treasury stock acquired, net *)	(791,000)	-	-	(3,832)	-	-	(3,832)
Stock-based compensation	-	-	5,161	-	-	-	5,161
Other comprehensive income	-	-	-	-	321	-	321
Net loss	-	-	-	-	-	(7,994)	(7,994)

Balance at December 31, 2016	33,057,719	843	264,782	(3,998)	(149)	(104,175)	157,303

Exercise of stock options	425,543	8	354	-	-	-	362
Stock-based compensation	-	-	3,351	-	-	-	3,351
Other comprehensive income	-	-	-	-	185	-	185
Net loss	-	-	-	-	-	(18,072)	(18,072)

Balance at December 31, 2017	33,483,262	851	268,487	(3,998)	36	(122,247)	143,129

*) Including acquisition expenses of $ 5 and $ 35 for the years ended December 31, 2016 and 2015, respectively.

Accumulated other comprehensive loss:

	Year ended December 31,
	2017	2016	2015

Accumulated unrealized loss on available-for-sale marketable securities	$(123)	$(88)	$(425)
Accumulated unrealized loss on foreign currency cash flows hedge transactions	159	(61)	(45)

Accumulated other comprehensive gain (loss)	$36	$(149)	$(470)

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015
Cash flows from operating activities:

Net loss	$(18,072)	$(7,994)	$(19,842)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	3,668	4,043	5,708
Impairment of intangible assets	-	-	5,777
Stock-based compensation	3,366	5,141	7,170
Capital loss	27	24	328
Increase (decrease) in accrued severance pay, net	105	(29)	349
Decrease in other assets	1	1,576	1,205
Decrease in accrued interest and amortization of premium on marketable securities	913	1,238	967
Decrease (increase) in trade receivables	1,421	(284)	(847)
Decrease (increase) in other receivables and prepaid expenses	1,350	699	(2,623)
Decrease (increase) in inventories	(662)	2,934	(60)
Decrease (increase) in long-term deferred taxes, net	(34)	234	1,403
Increase (decrease) in trade payables	2,582	(3,832)	2,218
Increase (decrease) in employees and payroll accruals	1,140	(811)	901
Increase (decrease) in deferred revenues	518	(4,248)	1,961
Increase (decrease) in other payables and accrued expenses	3,449	(2,155)	(429)

Net cash provided by (used in) operating activities	(228)	(3,464)	4,186

Cash flows from investing activities:

Redemption of (Investment in) restricted deposits	(428)	203	(203)
Redemption of (Investment in) short-term deposits	(1,222)	12,879	16,300
Purchase of property and equipment	(2,833)	(1,582)	(2,223)
Investment in available-for sale marketable securities	(30,123)	(29,695)	(34,098)
Proceeds from redemption or sale of marketable securities	26,488	33,208	22,221
Proceeds from sale of property and equipment	-	26	-
Acquisition of Optenet, net of cash (see schedule A below)	-	-	(9,859)

Net cash (used in) provided by investing activities	(8,118)	15,039	(7,862)

ALLOT COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015
Cash flows from financing activities:

Proceeds from exercise of stock options	362	113	132
Purchase of treasury stock, net	-	(3,832)	(166)

Net cash provided by (used in) financing activities	362	(3,719)	(34)

Increase (decrease) in cash and cash equivalents	(7,984)	7,856	(3,710)
Cash and cash equivalents at the beginning of the year	23,326	15,470	19,180

Cash and cash equivalents at the end of the year	$15,342	$23,326	$15,470

Supplementary cash flow information:

Cash paid (received) during the year for:

Taxes	$342	$175	$139

Schedule A- Acquisition of Optenet:

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
Working capital, net (excluding cash and cash equivalents)	$-	$-	$(204)
Equipment and other assets	-	-	152
Intangible assets	-	-	7,242
Goodwill	-	-	10,748

Total consideration	$-	$-	$17,938
Non cash consideration	$-	$-	$(8,079)
Payment for acquisition, net of cash	$-	$-	$9,859

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
Allot Communications Ltd. (the "Company") was incorporated in November 1996 under the laws of the State of Israel. The Company is engaged in developing, selling and marketing network intelligence and security solutions for mobile, fixed and cloud service providers, as well as enterprises, and helping them enhance value to their customers. The Company’s flexible and highly scalable hardware platforms and software applications are deployed globally for network and application analytics, traffic control and shaping, and network-based security services including malware detection, Denial of Service (DDoS) attacks mitigation, and parental controls. The Company's main platforms include Allot Service Gateway service delivery platform, and Allot Secure. Allot SG enables network operators to learn about users and network behaviors to improve quality of service and reduce costs; and Allot Secure enables customers to detect security breaches and protect networks and network users from attacks. These platform and the solutions they provide empower service providers and enterprises to get more out of their networks, to secure and to manage them better, to clearly see and understand their networks from within, and to innovate, optimize, and capitalize on every opportunity, all the while deploying new services faster and constantly increasing value to their customers.

The Company's Ordinary Shares are listed in the NASDAQ Global Select Market under the symbol "ALLT" from its initial public offering in November 2006. Since November, 2010, the Company's Ordinary Shares have been listed for trading in the Tel Aviv Stock Exchange as well.

The Company holds twelve wholly-owned subsidiaries (the Company together with said subsidiaries shall collectively be referred to as "Allot"): Allot Communications, Inc. in Burlington, Massachusetts, United-States (the "U.S. subsidiary"), which was incorporated in 1997 under the laws of the State of California, Allot Communication Europe SARL in Sophia, France (the "European subsidiary"), which was incorporated in 1998 under the laws of France, Allot Communications Japan K.K. in Tokyo, Japan (the "Japanese subsidiary"), which was incorporated in 2004 under the laws of Japan, Allot Communication (UK) Limited (the "UK subsidiary"), which was incorporated in 2006 under the laws of England and Wales, Allot Communications (Asia Pacific) Pte. Ltd. ("the Singaporean subsidiary"), which was incorporated in 2006 under the laws of Singapore, Allot Communications (New Zealand) Limited. (the "NZ subsidiary"), which was incorporated in 2007 under the laws of New Zealand, Allot India Private Limited. (the "Indian subsidiary”), which was incorporated in 2012 under the laws of India and commenced its activity in 2013, Allot Communications Africa (PTY) Ltd. (the "African subsidiary”), which was incorporated in 2013 under the laws of South Africa, Allot Communications (Hong Kong) Limited (the "HK subsidiary”), which was incorporated in 2013 under the laws of Hong-Kong, Allot Communications Spain, S.L. Sociedad Unipersonal (the "Spanish subsidiary”), which was incorporated in 2015 under the laws of Spain, Allot Communications (Colombia) S.A.S (the "Colombian subsidiary”), which was incorporated in 2015 under the laws of Colombia and Allot MexSub (the "Mexican subsidiary"), which was incorporated in 2015 under the laws of Mexico.

The U.S., Colombian and Indian subsidiaries are engaged in the sale, marketing and technical support services of the Company's products in the Americas, Colombia and India, respectively. The European, Japanese, NZ, UK, Singaporean, HK and African subsidiaries are engaged in marketing and technical support services of the Company's products in Europe, Japan, Oceania, UK, Asia and Africa, respectively.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

The Spanish and Mexican subsidiaries commenced operations in 2015 and are engaged in the marketing, technical support and development activities of one of the Company's product lines.

b.	Acquisition:

On March 23, 2015 (the "Optenet acquisition date"), the Company entered into an asset purchase agreement (the "Optenet APA") with the shareholders of Optenet S.A. ("Optenet") a private, global IT security company that develops security solutions for internet service providers and enterprises.

The total consideration for the acquisition was $ 17,938, which consisted of $ 9,859 paid in cash and primarily an additional contingent consideration estimated at fair value of $ 8,079 at the Optenet acquisition date. As of December 31, 2017 and 2016, the contingent consideration is estimated at fair value of $ 5,267 and $ 4,504, respectively. The change in fair value of the contingent consideration was recorded to general and administrative expenses.

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

Unaudited pro forma condensed results of operations:

The following represents the unaudited consolidated pro forma revenue and net loss for the years ended December 31, 2015, to give effect to the acquisition of Optenet as if it had occurred on January 1, 2015. The pro forma information is not necessarily indicative of the results of operations that would have been had the acquisition actually occurred on January 1, 2015, nor does it purport to represent the results of operations for future periods.

Year ended December 31, 2015
Unaudited

Revenues	$100,683
Net loss	$(21,177)

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

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

Short-term bank deposits are deposits with maturities of more than three months but less than one year at the balance sheet date. The deposits are in dollars and bear interest at annual weighted average rate of 1.63% and 1.37% at December 31, 2017 and 2016, respectively. In connection with the Company's hedging transactions, the Company is required to maintain compensating deposits balances in the bank. Out of the short-term bank deposits, a total of $2,581 and $2,553, are due to the hedging transactions as of December 31, 2017 and 2016, respectively.

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

The Company's securities are reviewed for impairment in accordance with ASC 320-10-35. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be Other-Than-Temporary Impairment (OTTI). Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. Based on the above factors, the Company concluded that unrealized losses on its available-for-sale securities, for the years ended 2017, 2016 and 2015, were not OTTI.

h.         Inventories:

Inventories are stated at the lower of cost or net realizable value. Inventory write-offs are provided to cover risks arising primarily from end of life products and from slow-moving items, technological obsolescence, and excess inventory. Inventory write-offs during the years ended December 31, 2017, 2016 and 2015 amounted to $ 1,260, $ 1,004 and $ 775, respectively, and were recorded in cost of revenues.

Inventory write-off provision as of December 31, 2017 and 2016 amounted to $ 2,756 and $ 1,957, respectively.

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

i.          Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Lab equipment	16 - 25
Computers and peripheral equipment	33
Office furniture	6
Leasehold improvements	Over the shorter of the term of the lease or the useful life of the asset

j.	Goodwill impairment:

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

The Company operates in one operating segment, and this segment comprises its only reporting unit. The Company has performed an annual impairment analysis as of December 31, 2017 and determined that the carrying value of the reporting unit was less than the fair value of the reporting unit. Fair value is determined using market capitalization. During years 2017, 2016 and 2015, no impairment losses were recorded.

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

During the years ended December 31, 2017 and 2016, no impairment losses were recorded. During 2015, the Company recorded $ 5,777 impairment loss (see Note 9).

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

Pursuant to the guidance of ASU 2009-13, "Multiple-Deliverable Revenue Arrangements, (amendments to ASC Topic 605, Revenue Recognition)" (ASU 2009-13) and ASU 2009-14, when a sales arrangement contains multiple elements, such as products and services, the Company allocates revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on VSOE if available, third party evidence ("TPE") if VSOE is not available, or best estimate of selling price ("BESP") if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy.

Revenue arrangements with multiple deliverables are allocated using the relative selling price method. The Company determines the estimated selling price in multiple elements arrangements as follows:

The Company determines the BESP in multiple-element arrangements for the products, based on reviewing historical transactions, and considering several other external and internal factors including, but not limited to, pricing practices including discounting and competition.

The Company determines the selling price for maintenance and support based on VSOE of the price charged based on standalone sales (renewals) of such elements using a consistent percentage of the Company's product price lists.

Deferred revenue includes amounts received from customers for which revenue has not yet been recognized. Deferred revenues are classified as short and long-term based on their contractual term and recognized as revenues at the time the respective elements are provided.

The Company records a provision for estimated product returns based on its experience with historical product returns and other known factors. Such provisions amounted to $ 686 and $ 910 as of December 31, 2017 and 2016, respectively.

m.         Advertising expenses:

Advertising expenses are charged to the statement of comprehensive loss, as incurred. Advertising expenses for the years ended December 31, 2017, 2016 and 2015 amounted to $ 1,236, $ 1,081 and $ 1,201, respectively.

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

Severance expense for the years ended December 31, 2017, 2016 and 2015, amounted to $ 1,801, $ 1,976 and $ 2,286, respectively.

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

The Company estimated the forfeiture rate based on historical forfeitures of equity awards and adjusted the rate to reflect changes in facts and circumstances, if any. The Company adopted ASU 2016-09 in the first quarter of fiscal year 2017, and elected to retain its existing accounting policy and estimate expected forfeitures. The adoption of this ASU did not have a material impact on the Company's.

The following table sets forth the total stock-based compensation expense resulting from stock options and restricted share units ("RSUs") granted to employees included in the consolidated statements of comprehensive loss, for the years ended December 31, 2017, 2016 and 2015:

	Year ended December 31,
	2017	2016	2015

Cost of revenues	$362	$367	$324
Research and development	648	1,240	1,637
Sales and marketing	1,166	1,833	2,802
General and administrative	1,190	1,701	2,407

Total stock-based compensation expense	$3,366	$5,141	$7,170

The Company selected the binomial option pricing model as the most appropriate fair value method for its stock-based compensation awards with the following assumptions for the years ended December 31, 2017, 2016 and 2015:

	Year ended December 31,
	2017	2016	2015

Suboptimal exercise multiple	2.9-3.5	2.9-3.5	3
Risk free interest rate	0.80%-2.20%	0.47%-1.58%	0.23%-2.35%
Volatility	27%-49%	33%-51%	37%-55%
Dividend yield	0%	0%	0%

The expected annual post-vesting and pre-vesting forfeiture rates affects the number of exercisable options. Based on the Company's historical experience, the annual pre-vesting and post-vesting are in the range of 0%-34% and 0%-29%, respectively, in the years 2017, 2016, and 2015.

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

Marketable securities include investments in dollar linked corporate and municipal bonds. Marketable securities consist of highly liquid debt instruments with high credit standing. The Company’s investment policy, approved by the Board of Directors, limits the amount the Group may invest in any one type of investment or issuer, thereby reducing credit risk concentrations. Management believes that the portfolio is well diversified and, accordingly, minimal credit risk exists with respect to these marketable debt securities

The Company's trade receivables are primarily derived from sales to customers located mainly in EMEA, as well as in APAC, Latin America and the United States. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its customers and establishes an allowance for doubtful accounts on a specific basis. Allowance for doubtful accounts amounted to $ 1,292 and $ 924 as of December 31, 2017 and 2016, respectively.

The Company utilizes foreign currency forward contracts to protect against the risk of overall changes in exchange rates. The derivative instruments hedge a portion of the Company's non-dollar currency exposure. Counterparties to the Company’s derivative instruments are all major financial institutions and its exposure is limited to the amount of any asset resulting from the forward contracts.

The Company has no significant off balance sheet concentrations of credit risk.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.          Grants from the Israel Innovation Authority:

Participation grants from the Israel Innovation Authority (Previously known as the Office of the Chief Scientist) for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development non royalty bearing grants recognized amounted to $ 392, $ 606 and $ 1,252 in 2017, 2016 and 2015, respectively.

t.         Income taxes:

The Company accounts for income taxes in accordance with Accounting Standards Codification No. 740, "Income Taxes" ("ASC No. 740"). ASC No. 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The deferred tax assets and liabilities are classified to non-current assets and liabilities, respectively.

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

For the years ended December 31, 2017, 2016 and 2015, all outstanding options and RSUs have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive. See Note 16.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.         Comprehensive loss:

The Company accounts for comprehensive loss in accordance with Accounting Standards Codification No. 220, "Comprehensive Income" ("ASC No. 220"). This statement establishes standards for the reporting and display of comprehensive loss and its components in a full set of general purpose financial statements. Comprehensive loss represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to shareholders. The Company determined that its items of comprehensive loss relate to unrealized gains and losses on hedging derivative instruments and unrealized gains and losses on available-for-sale marketable securities.

The following table shows the components and the effects on net loss of amounts reclassified from accumulated other comprehensive loss as of December 31, 2017:

	Year ended December 31, 2017
	Unrealized losses on marketable securities	Unrealized gains (losses) on cash flow hedges	Total

Balance as of December 31, 2016	$(88)	$(61)	$(149)
Changes in other comprehensive income (loss) before reclassifications	(28)	1,016	988
Amounts reclassified from accumulated other comprehensive income (loss) to :
Cost of revenues	-	(83)	(83)
Operating expenses	-	(713)	(713)
Financial income, net	(7)	-	(7)

Net current-period other comprehensive income (loss)	(35)	220	185

Balance as of December 31, 2017	$(123)	$159	$36

w.          Fair value of financial instruments:

The Company measures its cash and cash equivalents, marketable securities, derivative instruments, short-term bank deposits, trade receivables, other receivables, trade payables and other payables at fair value. The carrying amounts of short-term bank deposits, trade receivables, other receivables, trade payables and other payables approximate their fair value due to the short-term maturities of such instruments.

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

The Company's earn-out consideration is classified within Level 3. The valuation methodology used by the Company to calculate the fair value consideration is the discounted cash flow using Monte-Carlo simulation method by taking into account, forecast future revenues, expected volatility of 41.1% and weighted average cost of debt of 2%.

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

z.         Warranty costs:

The Company generally provides three months software and a one year hardware warranty for all of its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's experience. Warranty expenses for the years ended December 31, 2017, 2016 and 2015 were immaterial.

aa.       Recently Issued Accounting Pronouncements:

In January 2016, the FASB issued a new standard to amend certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. Most prominent among the amendments is the requirement for changes in the fair value of our equity investments, with certain exceptions, to be recognized through net income rather than accumulated other comprehensive income (loss). ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. This new guidance doesn’t have a material impact on the Company’s Consolidated Financial Statements.

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

In January 2017, the FASB issued ASU 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment" ("ASU 2017-04"). ASU 2017-04 eliminates the requirement to measure the implied fair value of goodwill by assigning the fair value of a reporting unit to all assets and liabilities within that unit (the "Step 2 test") from the goodwill impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited by the amount of goodwill in that reporting unit. ASU 2017-04 will become effective for the Company beginning January 1, 2020 and must be applied to any annual or interim goodwill impairment assessments after that date. Early adoption is permitted. The Company is currently evaluating the effect that the adoption of ASU 2017-04 will have on its consolidated financial statements.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In May 2017, the FASB issued ASU 2017-09, Stock Compensation – Scope of Modification Accounting, guidance that clarifies that all changes to share-based payment awards are not necessarily accounted for as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award changes as a result of the change in terms or conditions. This guidance is effective prospectively beginning January 1, 2018. This guidance will apply to any future modifications. The Company does not expect this guidance to have a material impact on our consolidated financial statements.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. The objectives of this ASU are to improve the financial reporting of hedging relationships to better portray the economic results of an entity's risk management activities in its financial statements and to make certain targeted improvements to simplify the application of the hedge accounting guidance in current GAAP. This ASU is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. The Company is currently evaluating the effect of the adoption of this ASU.

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU No. 2014-09, “Revenue from Contracts with Customers”, an updated standard on revenue recognition and issued subsequent amendments to the initial guidance in March 2016, April 2016, May 2016 and December 2016 within ASU 2016-08, 2016-10, 2016-12 and 2016-20, respectively. The new standards provide enhancements to the quality and consistency of how revenue is reported while also improving comparability in the financial statements of companies reporting using IFRS and US GAAP. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. ASU 2014-09 was initially scheduled to be effective for annual and interim reporting periods beginning after December 15, 2016 and may be adopted either on a full retrospective or modified retrospective approach. However, on July 9, 2015, the FASB approved a one year deferral of the effective date of ASU 2014-09. The revised effective date is for annual reporting periods beginning after December 15, 2017 and interim periods thereafter, with an early adoption permitted as of the original effective date. The Company has decided to adopt this standard effective January 1, 2018 using the modified retrospective approach with cumulative effect of applying the new guidance recognized as an adjustment to the opening retained earnings balance, which is $712. In preparation for adoption of the standard, the Company has implemented internal controls and key system functionality to enable the preparation of financial information and have reached conclusions on key accounting assessments related to the standard, including the assessment of the impact.

The most significant impact of the new standard relates to the way the Company accounts for term-based license agreements. Specifically, under the current revenue standard, the Company recognizes both the term license and maintenance revenues ratably over the contract period whereas under the new revenue standard it would recognize term license revenues at the point in time when control transfers and the associated maintenance revenues over the contract period.

Adoption of the standard will result in a reduction of deferred revenues of $712 as of January 1, 2018 to be recorded in accumulated deficit due to upfront recognition of license revenues from term licenses.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31, 2017				December 31, 2016
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Available-for-sale - matures within one year:
Governmental debentures	$573	$20	$(1)	$592	$339	$-	$-	$339
Corporate debentures	24,619	8	(22)	24,605	19,693	31	(14)	19,710

	25,192	28	(23)	25,197	20,032	31	(14)	20,049
Available-for-sale - matures after one year through three years:
Governmental debentures	108	-	(1)	107	-	-	-	-
Corporate debentures	37,812	64	(187)	37,689	34,472	70	(78)	34,464

	37,920	64	(188)	37,796	34,472	70	(78)	34,464
Available-for-sale - matures after three years through five years:
Governmental debentures	-	-	-	-	100	-	-	100
Corporate debentures	205	-	(4)	201	5,991	2	(99)	5,894
	205	-	(4)	201	6,091	2	(99)	5,994
	$63,317	$92	$(215)	$63,194	$60,595	$103	$(191)	$60,507

As of December 31, 2017, the company had no investments with a significant unrealized losses for more than 12 months.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, the Company measures its marketable securities and foreign currency derivative instruments at fair value. Cash equivalents and available for sale marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

The earn-out liability related to the acquisition of Optenet is classified within Level 3 because this liability is based on present value calculations and an external valuation model whose inputs include market interest rates, estimated operational capitalization rates and volatilities.

The Company's financial net assets measured at fair value on a recurring basis, including accrued interest components, consisted of the following types of instruments as of December 31, 2017 and 2016, respectively:

	As of December 31, 2017
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Available-for-sale marketable securities	$-	$63,194	$-	$63,194
Foreign currency derivative contracts	-	18	-	18
Earn-out liability	-	-	(5,267)	(5,267)

Total financial net assets	$-	$63,212	$(5,267)	$57,945

	As of December 31, 2016
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Available-for-sale marketable securities	$-	$60,507	$-	$60,507
Foreign currency derivative contracts	-	28	-	28
Earn-out liability	-	-	(4,504)	(4,504)

Total financial net assets	$-	$60,535	$(4,504)	$56,031

Fair value measurements using significant unobservable inputs (Level 3):

Balance at January 1, 2017	$4,504

Earn Out liability adjustments due to exchange rates	585
Adjustment due to change in the forecast of earn-out consideration	178

Balance at December 31, 2017	$5,267

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	DERIVATIVE INSTRUMENTS

The Company enters into hedge transactions with a major financial institution, using derivative instruments, primarily forward contracts and options to purchase and sell foreign currencies, in order to reduce the net currency exposure associated with anticipated expenses (primarily salaries and related expenses that are designated as cash flow hedges) in currencies other than U.S. dollar, and forecasted revenues denominated in Euro. The net income (loss) recognized in "Financial income (expense), net" during the years ended December 31, 2017, 2016 and 2015 was $ (1,801), $ 286 and $ 1,200, respectively.

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

The Company had a net unrealized income (loss) associated with cash flow hedges of $ 159 and $ (61) recorded in other comprehensive loss as of December 31, 2017 and 2016, respectively. As of December 31, 2017 and 2016, the Company had outstanding hedge transactions in the amount of $ 14,994 and $ 13,302, respectively.

The fair value of the outstanding foreign exchange contracts recorded by the Company on its consolidated balance sheets as of December 31, 2017 and 2016, as assets and liabilities is as follows:

Foreign exchange forward and		December 31,
options contracts	Balance sheet	2017	2016

Fair value of foreign exchange hedge transactions	Other receivables and prepaid expenses	$160	$40
Fair value of foreign exchange hedge transactions	Other payables and accrued expenses	(1)	(101)

Total derivatives designated as hedging instruments	Other Comprehensive income (loss)	$159	$(61)

Gain or loss on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive loss to operating expenses for the years ended December 31, 2017, 2016 and 2015 were $ (796) $ (242) and $ 1,407, respectively.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	DERIVATIVE INSTRUMENTS (Cont.)

Non-designated hedges:

The Company also uses foreign currency forward contracts to mitigate variability in gains and losses generated from the re-measurement of certain monetary assets and liabilities denominated in foreign currencies. These derivatives do not qualify for special hedge accounting treatment. These derivatives are carried at fair value with changes recorded in financial income, net. Changes in the fair value of these derivatives are largely offset by re-measurement of the underlying assets and liabilities. Cash flows from such derivatives are classified as operating activities. The derivatives have maturities of approximately twelve months. As of December 31, 2017 and 2016, the Company’s transactions were $ 24,593 and $ 14,969, respectively.

The fair value of the outstanding non-designated foreign exchange contracts recorded by the Company on its consolidated balance sheets as of December 31, 2017 and 2016, as assets and liabilities is as follows:

Foreign exchange forward and		December 31,
options contracts	Balance sheet	2017	2016

Fair value of foreign exchange non-designated hedge transactions	Other receivables and prepaid expenses	$6	$181
Fair value of foreign exchange non-designated hedge transactions	Other payables and accrued expenses	(147)	(92)

Total derivatives designated as hedging instruments		(141)	$89

NOTE 6:-	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2017	2016

Prepaid expenses	$1,172	$1,739
Government authorities	919	1,003
Foreign currency derivative contracts	166	221
Short-term lease deposits	145	127
Receivable from third-party	-	426
Others	247	363

	$2,649	$3,879

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	INVENTORIES

	December 31,
	2017	2016

Raw materials	$1,684	$1,257
Finished goods	6,213	5,978

	$7,897	$7,235

As of December 31, 2017 and 2016, the finished products line item above includes deferral of the cost of goods sold for which revenue was not yet recognized in the amount of approximately $ 901 and $ 512, respectively.

NOTE 8:-        PROPERTY AND EQUIPMENT, NET

	December 31,
	2017	2016
Cost:
Lab equipment	$14,613	$13,225
Computers and peripheral equipment	19,430	18,704
Office furniture and equipment	1,071	975
Leasehold improvements	1,809	1,238

	36,923	34,142
Accumulated depreciation:
Lab equipment	12,066	10,788
Computers and peripheral equipment	18,430	17,750
Office furniture and equipment	550	521
Leasehold improvements	875	696

	31,921	29,755

Depreciated cost	$5,002	$4,387

Depreciation expense for the years ended December 31, 2017, 2016 and 2015 was $ 2,191, $ 2,334 and $ 2,813, respectively.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	INTANGIBLE ASSETS, NET

a.	The following table shows the Company's intangible assets for the periods presented:

	Useful life	December 31,
	(Years)	2017	2016
Original Cost:

Technology	3.8	$9,111	$9,111
Backlog	2.8	1,877	1,877
Customer relationships	4.4	3,592	3,592

		$14,580	$14,580
Accumulated amortization:

Technology		$7,633	$6,705
Backlog		1,877	1,867
Customer relationships		2,137	1,598

		$11,647	$10,170

Amortized cost		$2,933	$4,410

b.	Amortization expense for the years ended December 31, 2017, 2016 and 2015 was $ 1,477, $ 1,709 and $ 2,895, respectively.

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

c.	Estimated amortization expense for the years ending:

Year ending December 31,

2018	1,630
2019	1,303

Total	2,933

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2017	2016

Accrued expenses	$3,011	$2,255
Accrued taxes	2,311	416
Foreign currency derivative contracts	148	193
Advances from customers	17	23
Others	255	270

	$5,742	$3,157

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.          Lease commitments:

The Company signed several non-cancelable agreements for its facilities which vary in dates and terms. During 2016, the Company engaged in renting its main facilities for an average period of six years, starting March 2016. The total rental expenses are approximately $ 149 per month.

The U.S. subsidiary has an operating lease for office facilities in Woburn, Massachusetts and in San Diego, California, the leases expire on August 31, 2019 and on April 30, 2018, respectively. The Spanish subsidiary has an operating lease for office facilities in Madrid, Spain, the leases expire within three month notice period. The Company's subsidiaries maintain smaller offices in South Africa, China, Singapore, India, Japan, New Zealand, Colombia, United States and various locations in Europe.

In addition, the Company has operating lease agreements for its motor vehicles, which terminate in 2018 through 2020.

Operating leases (offices and motor vehicles) expense for the years ended December 31, 2017, 2016 and 2015 was $ 3,126, $ 2,758 and $ 2,828, respectively.

As of December 31, 2017, the aggregate future minimum lease obligations (offices and motor vehicles) under non-cancelable operating leases agreements were as follows:

Year ending December 31,

2018	$2,403
2019	1,610
2020	844
2021	300
2022	75

Total	$5,232

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

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

c.          Litigations:

On February 18, 2016, a former employee filed a claim against the Company alleging that he is entitled to compensation for unlawful dismissal by the Company. A mediation attempt has failed, and the Company is waiting for the first hearing to take place. The Company believes that it has valid defenses to the claim. According to the assessment by the Company's legal counsel the award is not expected to exceed $ 190.

NOTE 12:-	SHAREHOLDERS' EQUITY

a.	Company's shares:

As of December 31, 2017, the Company's authorized share capital consists of NIS 20,000,000 divided into 200,000,000 Ordinary Shares, par value NIS 0.1 per share. Ordinary Shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends, if declared.

b.	Treasury stock:

On August 2015, the Company's Board of Directors authorized the repurchase of up to an aggregate of $ 15 million of the Company's Ordinary shares in the open market, subject to normal trading restrictions. During November 2015, the Company received court's approvals to purchase up to $ 15 million of its ordinary shares. The court's approval for share repurchases was expired on May 26, 2016. On July 6, 2016, the Company received the court's approval to extend the share repurchase period for additional 6 months. During 2015 the Company purchased 25,000 of its Ordinary shares for a total consideration of $ 166. During 2016 the Company purchased 791,000 of its Ordinary shares for a total consideration of $ 3,832. During 2017 the company did not purchase any of its ordinary shares. Total consideration for the purchase of these Ordinary shares was recorded as Treasury stock, at cost, as part of shareholders' equity.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

c.	Stock option plan:

A summary of the Company's stock option activity, pertaining to its option plans for employees and related information is as follows:

	Year ended December 31,
	2017		2016		2015
	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price

Outstanding at beginning of year	1,959,014	$8.24	2,811,966	$10.70	2,531,381	$11.99
Granted	676,550	$4.93	643,697	$4.99	704,348	$6.73
Forfeited	(346,750)	$7.01	(1,358,492)	$12.41	(320,496)	$15.13
Exercised	(99,517)	$3.56	(138,157)	$1.75	(103,267)	$1.28

Outstanding at end of year	2,189,297	$7.63	1,959,014	$8.24	2,811,966	$10.70

Exercisable at end of year	1,274,649	$9.26	1,072,658	$9.87	1,646,204	$11.99

Vested and expected to vest	1,607,782	$8.44	1,407,930	$9.04	2,197,848	$11.16

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal years 2017, 2016 and 2015 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2017, 2016 and 2015, respectively. This amount may change based on the fair market value of the Company's stock. The total intrinsic value of options outstanding at December 31, 2017, 2016 and 2015, were $ 1,063, $ 728 and $ 1,580, respectively. The total intrinsic value of exercisable options at December 31, 2017, 2016 and 2015, were approximately $ 684, $ 604 and $ 1,170, respectively. The total intrinsic value of options vested and expected to vest at December 31, 2017, 2016 and 2015, were approximately $ 819, $ 634 and $ 1,363, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2017, 2016 and 2015 were approximately $ 176, $ 415 and $ 469, respectively. The weighted-average grant-date fair value of the options granted during the years ended December 31, 2017, 2016 and 2015 were $ 2.36, $ 2.12 and $ 3.45, respectively. The number of options vested during the year ended December 31, 2017 was 615,434. The weighted-average remaining contractual life of the outstanding options as of December 31, 2017 is 5.44 years. The weighted-average remaining contractual life of exercisable options as of December 31, 2017 is 4.48 years.

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

The options outstanding as of December 31, 2017, have been classified by exercise price, as follows:

Exercise price	Shares upon exercise of options outstanding as of December 31, 2017	Weighted average remaining contractual life	Shares upon exercise of options exercisable as of December 31, 2017
		Years

$23.31-27.58	73,000	4.62	73,000
$15.20-17.07	112,748	3.70	111,618
$10.16-14.68	337,750	5.69	312,866
$5.01-9.13	654,474	4.31	438,662
$0.03-4.95	1,011,325	6.35	338,503

	2,189,297		1,274,649

The following provides a summary of the restricted stock unit activity for the Company for the two years ended December 31, 2017:

	Year ended December 31,
	2017		2016
	Number of shares upon exercise	Weighted average share price	Number of shares upon exercise	Weighted average share price

Outstanding at beginning of year	592,126	$6.53	359,404	$10.95
Granted	612,173	$5.00	531,570	$4.59
Vested	(326,026)	$6.48	(152,460)	$10.08
Forfeited	(165,183)	$6.04	(146,388)	$6.85

Unvested at end of year	713,090	$6.04	592,126	$6.53

As of December 31, 2017, $ 1,817 and $ 2,844 unrecognized compensation cost related to stock options and RSUs respectively is expected to be recognized over a weighted average vesting period of 2.77 years.

As of December 31, 2017, the Company holds outstanding options under the 2016 option plan (formerly, 2006 Plan). The outstanding options and RSUs under the 2016 plan are exercisable to 2,189,297 and 713,090 Ordinary shares respectively.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

Under the terms of the above option plans, options may be granted to employees, officers, directors and various service providers of the Company and its subsidiaries. The options generally become exercisable quarterly over a four-year period, commencing one year after date of the grant, subject to the continued employment of the employee. The options generally expire no later than ten years from the date of the grant. The exercise price of the options at the date of grant under the plans may not be less than the nominal value of the shares into which such options are exercised, any options, which are forfeited or cancelled before expiration, become available for future grants. As of December 31, 2017, 280,532 Ordinary shares are available for future issuance under the option plans.

In addition to granting stock options, the Company granted 612,173 and 531,570 RSUs in 2017 and 2016, respectively under the 2016 option plan. RSUs vest over a four year period subject to the continued employment of the employee. RSUs that are cancelled or forfeited become available for future grants.

NOTE 13:-	TAXES ON INCOME

a.	Corporate tax rates:

The Israeli corporate income tax rate was 24% in 2017, 25% in 2016 and 26.5% in 2015.

In January 2016, the Law for Amending the Income Tax Ordinance (No. 216) (Reduction of Corporate Tax Rate), 2016 was approved, which includes a reduction of the corporate tax rate from 26.5% to 25%, effective from January 1, 2016.

In December 2016, a further reduction in the corporate tax rate to 24% effective January 2017 and to 23% effective January 1, 2018 and thereafter was enacted.

b.         Foreign Exchange Regulations:

Commencing in taxable year 2012, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income) 1986 ("Foreign Exchange Regulations"). Under the Foreign Exchange Regulations, an Israeli company must calculate its tax liability in U.S. Dollars according to certain rules. The tax liability, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31st of each year.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

c.	Tax benefits under Israel's law for the Encouragement of Capital Investments, 1959 ("the Law"):

In 1998, the production facilities of the Company related to its computational technologies were granted the status of an "Approved Enterprise" under the Law. In 2004, an expansion program was granted the status of "Approved Enterprise". According to the provisions of the Law, the Company has elected the alternative track of benefits and has waived Government grants in return for tax benefits. The period of tax benefits, detailed above, is limited to the earlier of 12 years from the commencement of production, or 14 years from the approval date.

According to the provisions of the Law under the alternative track, the Company's income may be tax-exempt for a period of two years commencing with the year it first earns taxable income, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five to eight years depending upon the level of foreign ownership of the Company.

The Law was significantly amended effective April 1, 2005 ("the  2005 - Amendment"). The 2005 - Amendment includes revisions to the criteria for investments qualified to receive tax benefits as a Beneficiary Enterprise and among other things, simplifies the approval process. The Amendment applies to new investment programs. Therefore, investment programs commencing after December 31, 2004, do not affect the approved programs of the Company.

In addition, the Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval. Therefore, the Company's existing Approved Enterprise will generally not be subject to the provisions of the 2005 - Amendment. The Company elected 2006 and 2009 as "year of election" under the 2005 - Amendment.

The entitlement to the above benefits is contingent upon the fulfillment of the conditions stipulated in the Law, regulations published thereunder and the criteria set forth in the specific letters of approval. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and linked to changes in the Israeli CPI. As of December 31, 2017, management believes that the Company meets the aforementioned conditions.

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

As of December 31, 2017, there is no income earned by the Company Israel’s “Approved Enterprises” and “Beneficiary Enterprise”.

Income from sources other than the "Approved and Beneficiary Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate.

As of January 1, 2011, new legislation amending the Law came into effect (the "2011 Amendment"). The 2011 Amendment introduced a new status of "Preferred Company" and "Preferred Enterprise", replacing the then existing status of "Beneficiary Company" and "Beneficiary Enterprise". Similarly to "Beneficiary Company", a Preferred Company is an industrial company owning a Preferred Enterprise which meets certain conditions (including a minimum threshold of 25% export). However, under this legislation the requirement for a minimum investment in productive assets was cancelled.

Under the 2011 Amendment, a uniform corporate tax rate will apply to all qualifying income of the Preferred Company, as opposed to the former law, which was limited to income from the Approved Enterprises and Beneficiary Enterprise during the benefits period. The uniform corporate tax rate was 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel during 2016 and 2017.

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

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments ("the 2016 - Amendment") was published. According to the 2016 - Amendment, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

The December 2016 amendment also prescribes special tax tracks for technological enterprises, the new tax tracks under the amendment are as follows:

Technological preferred enterprise - an enterprise whose total consolidated revenues (parent company and all subsidiaries) is less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%).

Special technological preferred enterprise - an enterprise whose total consolidated revenues (parent company and all subsidiaries) exceeds NIS 10 billion. Such enterprise will be subject to tax at a rate of 6% on profits deriving from intellectual property, regardless of the enterprise’s geographical location.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

Under the transition provisions of the 2016 Amendment, the Company may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law.

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

e.	Pre-tax income (loss) is comprised as follows:

	Year ended December 31,
	2017	2016	2015

Domestic	$(17,539)	$(7,033)	$(16,898)
Foreign	1,031	1,243	412

	$(16,508)	$(5,790)	$(16,486)

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

f.	A reconciliation of the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expenses is as follows:

	Year ended December 31,
	2017	2016	2015

Loss before taxes on income	$(16,508)	$(5,790)	$(16,486)

Theoretical tax income computed at the Israeli statutory tax rate (24%, 25% and 26.5% for the years 2017, 2016 and 2015, respectively)	$(3,962)	$(1,448)	$(4,369)

Changes in valuation allowance	8,946	(469)	3,716
Increase (decrease) in losses and temporary differences due to change in Israeli corporate and “Approved Enterprise" tax	(5,376)	(216)	679
Write off of prepaid and withholding taxes	909	1,759	1,150
Foreign tax rates differences related to subsidiaries	(48)	576	103
Non-deductible expenses and other	684	567	181
Non-deductible share-based compensation expense	411	1,435	1,896

Actual tax expense	$1,564	$2,204	$3,356

g.	Income tax expense is comprised as follows:

	Year ended December 31,
	2017	2016	2015

Current taxes	$689	$211	$146
Deferred taxes (benefit)	(34)	234	2,060
Write off of prepaid and withholding taxes	909	1,759	1,150

	$1,564	$2,204	$3,356

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

h.         Net operating losses carry forward:

The Company has accumulated net operating losses for tax purposes as of December 31, 2017, in the amount of approximately $ 52,966, which may be carried forward and offset against taxable income in the future for an indefinite period. In December 2014, the Israeli Tax Authorities approved a final tax ruling with respect to the Company’s acquisition of Oversi. According to the ruling, the net operating losses may be offset against taxable income annually with a limitation of up to 14% of the total accumulated losses but no more than 50% of the Company's taxable income. As of December 31, 2017, the Company recorded a full valuation allowance with respect to its deferred tax assets in Allot Communications Ltd. and wrote-off prepaid and withholding taxes of $ 2,668 as the Company does not expect to utilize these tax assets in the near future. In addition, the Company has accumulated capital losses for tax purposes as of December 31, 2017, of approximately $ 27,300, which may be carried forward and offset against taxable capital gains in the future for an indefinite period, but are limited as stated above with regard to the Oversi merger. Management currently believes that since the Company has a history of losses, and uncertainty with respect to future taxable income, it is more likely than not that the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future. Thus, a valuation allowance was provided to reduce deferred tax assets to their realizable value.

The U.S. subsidiary has accumulated losses for U.S. federal income tax return purposes of approximately $ 5,910 and $ 5,285 for state taxes. The federal accumulated losses for tax purposes expire between 2026 and 2032. The state accumulated losses for tax purposes began to expire in 2014. As of December 31, 2017, the Company recorded a valuation allowance with respect to its deferred tax assets in the US Subsidiary.

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

In December 2107 the U.S. Tax Cuts and Jobs Act of 2017 was signed into law. This legislation makes significant changes to the U.S. Internal Revenue Code. Such changes include a reduction in the corporate tax rate, changes in U.S. international taxation and limitations on certain corporate deductions and credits, among other changes. The deferred tax asset at December 31, 2017 reflects the impact of the US Tax reform.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income taxes are as follows:

	December 31,
	2017	2016
Deferred tax assets:
Operating and capital loss carryforwards	$20,102	$12,900
Reserves and allowances	3,800	2,022

Deferred tax asset before valuation allowance	23,902	14,922
Valuation allowance	(23,601)	(14,655)
Net deferred tax asset	301	267

Deferred tax liability	-	-
Net deferred tax asset	$301	$267

j.
As of December 31, 2017, the Company recorded a provision in respect of ASC 740-10 in the amount of $ 245. The accrued interest and penalties related to the provision in income taxes is immaterial. As of December 31, 2016, the provision was immaterial.

The Company conducts business globally and, as a result, the Company or one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Israel, France, and the United States. With a few exceptions, the Company is no longer subject to Israeli tax assessment through the year 2012 and the European and U.S. subsidiaries have final tax assessments through 2013. The Company is currently under audit by the Israeli Tax Authorities for the years 2013 – 2016.

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	GEOGRAPHIC INFORMATION

Allot operates in a single reportable segment. Revenues are based on the location of the Company's channel partners which are considered as end customers, as well as direct customers of the Company:

	Year ended December 31,
	2017	2016	2015

Europe	$40,394	$34,279	$39,110
Asia and Oceania	13,936	27,700	28,495
Americas	15,532	16,025	22,553
Middle East and Africa	12,130	12,365	9,809

	$81,992	$90,369	$99,967

The following are the Company’s major customers:

	Year ended December 31,
	2017	2016	2015

Customer A	32%	25%	27%
Customer B	-	17%	-
Customer C	-	-	10%

	32%	42%	37%

The following presents total long-lived assets as of December 31, 2017 and 2016:

	December 31,
	2017	2016
Long-lived assets:
Israel	$4,741	$4,156
United States	14	42
Other	247	189

	$5,002	$4,387

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2017	2016	2015

Financial income (expenses):
Interest income	$2,513	$2,466	$2,174

Financial expenses:
Exchange rate differences and other	602	186	1,480
Amortization/accretion of premium/discount on marketable securities, net	1,017	1,221	1,278

	$894	$1,059	$(584)

NOTE 16:-      EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share:

	Year ended December 31,
	2017	2016	2015
Numerator:
Net loss	$(18,072)	$(7,994)	$(19,842)

Denominator:
Weighted average number of shares outstanding used in computing basic and diluted net loss per share	33,253,158	33,202,309	33,419,917

Basic and diluted net loss per share	$(0.54)	$(0.24)	$(0.59)

The following numbers of shares were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year ended December 31,
	2017	2016	2015

Ordinary shares	2,166,782	2,000,757	3,424,891

ALLOT COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-      SUBSEQUENT EVENT

In January 2018, the Company signed a Shares Purchase Agreement of all of the outstanding shares of Netonomy Ltd (“Netonomy") a developer of software-based cyber security for the connected home. Under the terms of the Shares Purchase Agreement, the Company will acquire the shares of Netonomy for approximately $3,200 in cash. In addition, there is a performance-based contingent amount, over a period of two and a half years following closing. The acquisition price is capped at approximately $4,300 million and is contingent upon reaching certain revenues threshold from the sale of Netonomy products. The transaction closing date occurred on January 15, 2018.