Form 20-F
period 2018-12-31
Allot Ltd.
filed 2019-03-19
CIK 1365767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report………………………………

For the transition period from ______ to ______

Commission File Number 001-33129

ALLOT LTD
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2018:
33,896,261  ordinary shares, ILS 0.10 par value per share

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

Yes ☒            No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒           No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

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

Item 17 ☐           Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐             No ☒

TABLE OF CONTENTS

PART I		7
ITEM 1: Identity of Directors, Senior Management and Advisers		7
ITEM 2: Offer Statistics and Expected Timetable		7
ITEM 3: Key Information		7
A.	Selected Financial Data	7
B.	Capitalization and Indebtedness	10
C.	Reasons for Offer and Use of Proceeds	10
D.	Risk Factors	10
ITEM 4: Information on Allot		35
A.	History and Development of Allot	35
B.	Business Overview	35
C.	Organizational Structure	48
D.	Property, Plant and Equipment	49
ITEM 4A: Unresolved Staff Comments		49
ITEM 5: Operating and Financial Review and Prospects		49
A.	Operating Results	49
B.	Liquidity and Capital Resources	62
C.	Research and Development, Patents and Licenses	64
D.	Trend Information	64
E.	Off-Balance Sheet Arrangements	64
F.	Contractual Obligations	65
ITEM 6: Directors, Senior Management and Employees		66
A.	Directors and Senior Management	66
Directors		66
Executive Officers		69
B.	Compensation of Officers and Directors	71
C.	Board Practices	75
D.	Employees	82
E.	Share Ownership	83
ITEM 7: Major Shareholders and Related Party Transactions		87
A.	Major Shareholders	87
B.	Related Party Transactions	88
C.	Interests of Experts and Counsel	89
ITEM 8: Financial Information		89
A.	Consolidated Financial Statements and Other Financial Information.	89
B.	Significant Changes	90

PRELIMINARY NOTES

Terms

As used herein, and unless the context suggests otherwise, the terms “Allot,” “Company,” “we,” “us” or “ours” refer to Allot Ltd

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

ITEM 2:  Offer Statistics and Expected Timetable

Not applicable.

ITEM 3:  Key Information

A.            Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “ITEM 5: Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The consolidated statements of operations data for the years ended December 31, 2016, 2017 and 2018 and the consolidated balance sheet data as of December 31, 2017 and 2018 are derived from our audited consolidated financial statements included in “ITEM 18: Financial Statements,” which have been prepared in accordance with generally accepted accounting principles in the United States. The consolidated statements of operations for the years ended December 31, 2014 and 2015 and the consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements which are not included in this annual report.

	Year ended December 31,
	2014	2015	2016	2017	2018
Consolidated Statements of Operations:
Revenues:
Products	$77,240	$62,642	$54,432	$48,727	$56,169
Services	39,946	37,325	35,937	33,265	39,668
Total revenues	117,186	99,967	90,369	81,992	95,837
Cost of revenues(1):
Products	27,389	26,707	20,401	19,258	20,061
Services	7,350	6,720	7,494	9,272	9,288
Total cost of revenues	34,739	33,427	27,895	28,530	29,349
Gross profit	82,447	66,540	62,474	53,462	66,488
Operating expenses:
Research and development, gross	29,998	27,674	24,827	22,244	25,792
Less grant participation	984	1,252	606	392	374
Research and development, net(1)	29,014	26,422	24,221	21,852	25,418
Sales and marketing(1)	44,599	43,318	35,290	38,316	40,849
General and administrative(1)	11,941	12,702	9,812	10,696	10,416
Total operating expenses	85,554	82,442	69,323	70,864	76,683
Operating income (loss)	(3,107)	(15,902)	(6,849)	(17,402)	(10,195)
Financing income (expenses), net	660	(584)	1,059	894	2,208
Income (loss) before income tax expenses (benefit)	(2,447)	(16,486)	(5,790)	(16,508)	(7,987)
Income tax expenses (benefit)	50	3,356	2,204	1,564	2,428
Net income (loss)	$(2,497)	$(19,842)	$(7,994)	$(18,072)	(10,415)
Basic net earnings (loss) per share	$(0.08)	$(0.59)	$(0.24)	$(0.54)	$(0.31)
Diluted net earnings (loss) per share	$(0.08)	$(0.59)	$(0.24)	$(0.54)	$(0.31)
Weighted average number of shares used in computing basic net earnings (loss) per share	33,143,168	33,419,917	33,202,309	33,253,158	$33,710,507
Weighted average number of shares used in computing diluted net earnings (loss) per share	33,143,168	33,419,917	33,202,309	33,253,158	33,710,507
___________________
(1)	Includes stock-based compensation expense related to options and restricted stock units, or RSUs, granted to employees and others as follows:

	Year ended December 31,
	2014	2015	2016	2017	2018
	(in thousands)
Cost of revenues	$353	$324	$367	$362	316
Research and development expenses, net	1,919	1,637	1,240	648	678
Sales and marketing expenses	3,322	2,802	1,833	1,166	928
General and administrative expenses	2,501	2,407	1,701	1,190	940
Total	$8,095	$7,170	$5,141	$3,366	2,862

	At Year ended December 31,
	2014	2015	2016	2017	2018
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$19,180	$15,470	$23,326	$15,342	16,336
Short-term deposits and restricted deposits	59,000	42,903	29,821	31,471	23,008
Marketable securities	54,271	64,921	60,507	63,194	64,290
Working capital	138,174	126,756	123,980	111,786	101,999
Total assets	212,948	208,215	190,940	184,525	189,844
Total liabilities	37,968	44,810	33,637	41,396	53,491
Accumulated deficit	(76,339)	(96,181)	(104,175)	(122,247)	(131,950)
Share capital	819	837	843	851	853
Total shareholders’ equity	174,980	163,405	157,303	143,129	(135,903)

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

We have a history of net losses in all fiscal years since our inception, other than in 2006 and 2011. In 2018 we had a net loss of $10.4 million. Compared to the previous year, in 2018 revenues increased by $13.8 million while the gross profit increased by $13.0 million. Operating expenses increased by $5.8 million, tax expenses increased in $0.9 million, financial income increased in $1.3 million. In the future we intend to continue to invest in these areas that we believe will contribute to our future growth. We had a net loss of $18.1 million in 2017, resulting mainly from a decrease in both products revenues and services revenues of $8.4 million, restructuring expenses of $2.4 million, changes in tax related items of $1.7 million and the impact of the weakening of the U.S. dollar mainly against the ILS and Euros. We had a net loss of $8.0 million in 2016, resulting mainly from a decrease in both products revenues and services revenues.

We can provide no assurance that we will be able to achieve or maintain profitability, and we may incur losses in the future if we do not generate sufficient revenues.

We can provide no assurance that we will be able to achieve or maintain profitability, and we may incur losses in the future if we do not generate enough revenues.

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

Certain of our current direct competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources.  As the intelligent broadband solutions market has grown, including the markets for DPI enabled solutions for mobile networks and for security products, new competitors have entered and may continue to enter the market.   Furthermore, our market is subject to industry consolidation, as companies attempt to maintain or strengthen their positions in our evolving industry. Some of our current and potential competitors have made acquisitions or have announced new strategic alliances designed to position them to provide many of the same products and services that we provide to both the service provider and enterprise markets, such as the recent the Sandvine – Procera transaction, which resulted in a combined company positioned to compete with us in the fields of analytics, policy charging and control, traffic management, security, regulatory compliance and cloud managed services. Industry consolidation may result in stronger competitors that are better able to compete as sole-source vendors for customers, may cause price reductions, reduced gross margins and loss of market share.

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

Our technology faces challenges due to increased network encryption.

Our DPI, analytics and security products rely on their ability to read and understand the nature of Internet traffic.  Due to an increase in network encryption our ability to read, understand and analyze the traffic transmitted becomes impaired and may reduce or eliminate our ability to provide our customers with the classification of the traffic and the necessary tools and capabilities that they might require.

We depend on one or more significant customers and the loss of any such significant customer or a significant decrease in business from any such customer could harm our results of operations.

We derived 22% and 32% of our total revenues in 2018 and 2017 from one Tier 1 mobile and fixed operator, respectively. In 2016, we derived 42% of our total revenues from two Tier 1 mobile and fixed operators. In addition, revenues from individual customers may fluctuate from time to time based on the timing and the terms under which orders are received and the duration of the delivery and implementation of such orders, potentially resulting in decreases in revenues from such customers. The loss of any significant customer or a significant decrease in business from any such customer could have a material adverse effect on our revenues, results of operations and financial condition.

Our revenues and business may be adversely affected due to decline in revenues and profits of Communication Service Providers (CSPs).

Currently a substantial amount of our revenues are received from communication service providers.  Many of these CSPs are facing declining revenues and profits and may not be able to continue to purchase our products and services for the prices we charge or will be unable to purchase these products and services entirely.   The outcome of such could result in a decline in our revenues and profits and adversely affect our business.

Demand for our products may be impacted by government regulation of the telecommunications industry.

Service providers are subject to government regulation in a number of jurisdictions in which we sell our products. There are several proposals in the United States, Europe and elsewhere for regulating service providers’ ability to prioritize applications in their networks. Some advocates for regulating this industry claim that collecting premium fees from certain “preferred” applications would distort the market for Internet applications in favor of larger and better-funded content providers. They also claim that this would impact end-users who already purchased broadband access only to experience response times that differ based on content provider. Some opponents believe that content providers who support bandwidth-intensive applications should be required to pay service providers a premium in order to support further network investments.

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

On April 30, 2016, Regulation (EU) 2015/2120 of the European Parliament and of the Council came into effect, setting forth the first EU-wide Net Neutrality (“Open Internet”) rules. Under these rules, blocking, throttling and discrimination of internet traffic by ISPs is prohibited in the EU, with three exceptions: (i) compliance with legal obligations; (ii) integrity of the network; and (iii) congestion management in exceptional and temporary situations.  Outside these exceptions, there can be no prioritization of traffic within an internet access service. However, equal treatment permits reasonable day-to-day traffic management according to objectively justified technical requirements, and which must be independent of the origin or destination of the traffic and of any commercial considerations. These rules also allow internet access providers, as well as content and applications providers, to offer special services with specific quality requirements (provided the Open Internet is not negatively affected by the provision of these services). Such specialized services cannot be a substitute to internet access services, can only be provided if there is sufficient network capacity to provide them in addition to any internet access service and must not be to the detriment of the availability or general quality of internet access services for end-users.

Such regulation of both fixed and mobile ISPs, in European Economic Area (EEA) Member States, may limit ISPs' ability to manage, prioritize and monetize their network. Additionally, these regulations may attract growing public debate and attention of regulators in other jurisdictions we operate in. Demand from service providers, in affected jurisdictions, for the traffic management and subscriber management features of our products may be adversely affected by such regulations. A decrease in demand for these features could adversely impact sales of our products and could have a material adverse effect on our business, financial condition or results of operations.

In addition, strict data privacy laws regulating the collection, transmission, storage and use of employee data and consumers' personally-identifying information applicable to ISPs are evolving in the US, European Union and other jurisdictions in which we sell our products. For example, in the U.S., legislation has in recent years been proposed regarding restrictions on the use of geolocation information collected by mobile devices without consumer consent. Similarly, the General Data Protection Regulation (“GDPR”), enforcement of which began on May 25, 2018, creates a range of new compliance obligations, increases financial penalties for non-compliance and extends the scope of the EU data protection law to all companies established in the EEA, and all companies established outside the EEA that either: (a) offer goods or services to individuals in the EEA; or (b) monitor the behavior of individuals in the EEA.  The GDPR imposes a strict data protection compliance regime and includes enhanced rights for individuals. It applies to the collection, use, retention, security, processing, transfer and deletion of personally identifiable information of individuals, and creates a range of new compliance obligations. Implementation of, and compliance with, the GDPR has increased, and could continue to increase, our cost of doing business. In addition, the GDPR may be interpreted or applied in a manner that is unforeseen by, or adverse to, us. Violations of the GDPR may result in significant fines (up to four percent of worldwide annual turnover or EUR 20.0 million, whichever is greater) and reputational harm. Such regulations may increase our compliance and administrative burden significantly and may require us to invest resources and management attention in order to update our IT systems to meet the new requirements.

The GDPR and other privacy and data protection laws may be interpreted and applied differently from country to country and may create inconsistent or conflicting requirements. Such regulations increase our customers' compliance and administrative burden significantly and may require us to adapt certain of our products, if necessary, to different requirements in EEA Member States, as well as in the US, in order to allow our customers in such jurisdictions, to comply with such regulations. There is also no assurance that we will be able to adapt our products sufficiently in order to allow our customers in various jurisdictions to comply with such regulatory requirements in each jurisdiction.

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

A failure of our products may adversely affect the operation of our customers' live networks or the quality and scope of service to our customers and their end users, including, specifically with regard to security protection which could harm our reputation, brand position, and financial condition.

Our products are, generally, installed in line as part of our customers' networks and provide a wide range of services that our customers may offer to their own customers. We endeavor to avoid any interruption to the regular operation of our customers’ networks, any reduction of quality of services or failure to provide the quality and/or scope of services to users, including, by performing certain tasks during predetermined maintenance windows, and implementing a system bypass, in the event of malfunctions.  In addition, we offer security protection services offered by our customers to their end users at a certain level and terms of performance. However, in certain cases, a failure of our products or failure of our products to perform in accordance with the performance levels to which we may be committed, may result in our customers experiencing loss of functionality, denial of service and access, interruption of live traffic on our customers’ networks, loss of security protection or inability to provide similar services to our customers’ end users.  Such failure of our products, may cause disputes with our customers, adversely affect our reputation, lead to loss of revenues and potential legal exposure.

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

In addition, we intend to enter, from time to time, into deal structures based on a revenues model determined by the number of end subscribers using our solution. In these types of deals we may invest resources upfront comprised of professional services, hardware and other resources, while the revenues stream will occur at a later stage.

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

We depend on third-party channel partners, such as distributors, resellers, original equipment manufacturers, or OEMs, and system integrators, to market and sell a material portion of our products to end-customers. In 2018, approximately 48% of our revenues were derived from channel partners. Our channel partners are also responsible for installing our products and providing initial customer support for them. As a result, we depend on the ability of our channel partners to successfully market and sell our products to these end-customers. We can give no assurance that our channel partners will market our products effectively, receive and fulfill customer orders for our products on a timely basis or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. In addition, any failure by our channel partners to provide adequate initial support to end-customers could result in customer dissatisfaction with us or our products, which could result in a loss of customers, harm our reputation and delay or limit market acceptance of our products. Our products are complex and it takes time for a new channel partner to gain experience in the operation and installation of these products. Therefore, it may take a period of time before a new channel partner can successfully market, sell and support our products if an existing channel partner ceases to sell our products. Additionally, our agreements with channel partners are generally not exclusive and our channel partners may market and sell products that compete with our products. Our agreements with our distributors and resellers are usually for an initial one-year term and following the expiration of this term, can be terminated by either party. We can give no assurance that these agreements will remain in effect.  If we are unable to maintain our relationships with existing channel partners and to develop relationships with new channel partners in key markets our profitability and results of operations may be materially adversely affected.

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

Significant political or regulatory developments in the jurisdictions in which we sell our products, such as those stemming from the recent change in the presidential administration in the U.S. or the U.K.’s potential exit from the E.U. (known as “Brexit”), are difficult to predict and may have a material adverse effect on us. For example, in the United States, the presidential administration has imposed tariffs on imports from China, Mexico, Canada and other countries, and has expressed support for greater restrictions on free trade and increase tariffs on goods imported into the United States. Changes in U.S. political, regulatory and economic conditions or in its policies governing international trade and foreign manufacturing and investment in the U.S. could adversely affect our sales in the U.S. A prolonged government shutdown in the U.S. may hinder the growth of the U.S. economy, thus negatively affecting our business.

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

In the past few years, we have increased sales of our security products. However, sales of our network intelligence solutions, which provide service providers with visibility and control of their networks, continue to account for a major portion of our revenues, and accounted for 74% of our total revenue in 2018. We expect that the network intelligence solutions will continue to account for a considerable portion of our revenues in the immediate future. If we are unable to increase these sales, or compensate for them by sales of security products, our business will suffer. In addition, service providers may choose embedded or integrated solutions using routers and switches from larger networking vendors over a standalone solution that we offer. Any factor adversely affecting our ability to sell, or the pricing of or demand for, our network intelligence solutions would severely harm our ability to generate revenues and could have a material adverse effect on our business.

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

We currently depend on a single subcontractor to manufacture and provide hardware and warranty support for our Service Gateway Tera platform. If this subcontractor experiences delays, disruptions, quality control problems or a loss in capacity, it could materially and adversely affect our operating results

We currently depend on a single subcontractor, Flex (Israel) Ltd. (previously Flextronics (Israel) Ltd.), a subsidiary of Flex (previously Flextronics), a global electronics manufacturing services company, to manufacture, assemble, test, package and provide hardware warranty support for our Service Gateway Tera platform. In addition, our agreement with Flex (Israel) requires it to procure and store key components for our products at its facilities. If Flex (Israel) experiences delays, disruptions or quality control problems in manufacturing our products, or if we fail to effectively manage our relationship with Flex (Israel), product shipments may be delayed and our ability to deliver certain products to customers could be materially and adversely affected. Flex (Israel) may terminate our agreement at any time during the term upon prior notice. We expect that it would take approximately six months to transition the manufacturing of our products to an alternate manufacturer and our inventory of completed products may not be sufficient for us to continue delivering products to our customers on a timely basis during any such transition period. Therefore, the loss of Flex (Israel) could adversely affect our sales and operating results and harm our reputation.

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

Part of our strategy is to selectively pursue partnerships and acquisitions. We have acquired a number of companies in recent years. The negotiation of acquisitions, investments or joint ventures, as well as the integration of acquired or jointly developed businesses or technologies, could divert our management’s time and resources. Acquired businesses, technologies or joint ventures may not be successfully integrated with our products and operations and we may not realize the intended benefits of these acquisitions. We may also incur future losses from any acquisition, investment or joint venture. In addition, acquisitions could result in:

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

As of December 31, 2018, we had a patent portfolio consisting of 19 issued U.S. patents. While we plan to protect our intellectual property with, among other things, patent protection, there can be no assurance that:

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

There can be no assurance that we will not receive communications from third parties asserting that our products, and other intellectual property infringe, or may infringe their proprietary rights. We are not currently subject to any proceedings for infringement of patents or other intellectual property rights and are not aware of any parties that intend to pursue such claims against us except for an initial approach from a competitor asserting a potential infringement which we strongly refute. Any such claim, regardless of merit, could result in litigation, which could result in substantial expenses, divert the attention of management, cause significant delays and materially disrupt the conduct of our business. As a consequence of such claims, we could be required to pay substantial damage awards, develop non-infringing technology, enter into royalty-bearing licensing agreements, stop selling our products or re-brand our products. If it appears necessary, we may seek to license intellectual property that we are alleged to infringe. Such licensing agreements may not be available on terms acceptable to us or at all. Litigation is inherently uncertain and any adverse decision could result in a loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from others and otherwise negatively affect our business. In the event of a successful claim of infringement against us and our failure or inability to develop non-infringing technology or license the infringed or similar technology, our business, operating results or financial condition could be materially adversely affected.

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

In recent years, economies worldwide have demonstrated instability. Negative economic conditions in the global economy or certain regions such as the European Market, from which we derived 48% of our revenues in 2018, could cause a decrease in spending on the types of products and services that we offer.

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

Our revenues are generated primarily in U.S. dollars and a major portion of our expenses are denominated in U.S. dollars. As a result, we consider the U.S. dollar to be our functional currency. A significant portion of our revenue is also generated in Euros. Other significant portions of our expenses are denominated in Israeli shekel (ILS) and, to a lesser extent, in Euros and other currencies. Our ILS-denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in ILS. In the past years, we have experienced material fluctuation between the ILS and the U.S. dollar and we anticipate that the ILS will continue to fluctuate against the U.S dollar in the future. In 2018, the ILS depreciated by approximately 7.5% against the U.S. dollar and in 2017 the ILS appreciated by approximately 10.9% against the U.S. dollar. In 2018, the EUR depreciated by approximately 4.4% against the U.S. dollar, and in 2017 the EUR appreciated by approximately 13.9% against the U.S. dollar. If the U.S dollar weakens against the ILS we are exposed to negative impact on our results of operations. Moreover, if the U.S. dollar will strengthen against the EUR, our results of operations generated by revenue in the EUR may be negatively impacted.

We use derivative financial instruments, such as foreign exchange forward contracts and others, to mitigate the risk of changes in foreign exchange rates on balance sheet accounts and forecast cash flows. We may not purchase derivative instruments adequately to insulate ourselves from foreign currency exchange risks. The volatility in the foreign currency markets may make hedging our foreign currency exposures challenging. In addition, because a portion of our revenue is not earned in U.S. dollars, fluctuations in exchange rates between the U.S. dollar and the currencies in which such revenue is earned may have a material adverse effect on our results of operations and financial condition. Additionally, our efforts to effectively price products in U.S. dollars may have disadvantages as they may affect demand for our products if the local currency strengthens relative to the U.S. dollar. We could be adversely affected when the U.S. dollar strengthens relative to the local currency between the time of a sale and the time we receive payment, which would be collected in the devalued local currency.  Accordingly, if there is an adverse movement in one or more exchange rates, we might suffer significant losses and our results of operations may otherwise be adversely affected.  Uncertainty in global market conditions has resulted in and may continue to cause significant volatility in foreign currency exchange rates which could increase these risks. As our international operations expand, our exposure to these risks also increases.

Further, volatility in exchange rates resulting from Brexit is expected to continue in the short term as the U.K. negotiates its exit from the E.U. We translate sales and other results denominated in foreign currency into U.S. dollars for our financial statements. During periods of a strengthening dollar, our reported international sales and earnings could be reduced because foreign currencies may translate into fewer U.S. dollars.

Disruption to our IT systems could adversely affect our reputation and have a material adverse effect on our business and results of operations.

Risks to cybersecurity and privacy, including the activities of criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error are constantly evolving. Computer hackers and others routinely attempt to breach the security of companies, governmental agencies, technology products, services and systems.

Our IT systems contain personal, financial and other information that is entrusted to us by our customers and employees as well as financial, proprietary and other confidential information related to our business, and we rely on said systems to manage our business, operations and research and development. If these IT systems are compromised as a result of cyber attacks or cyber related incidents, it could result in the loss or misappropriation of sensitive data or other disruption to our operations.  Although we have a cybersecurity program designed to protect and preserve the integrity of our information technology systems, we have experienced and expect to continue to experience actual or attempted cyber-attacks of our IT systems or networks (such as limited phishing and malware activities identified by us in the past, which were mitigated).  Although none of these actual or attempted cyber-attacks has had a material effect on our operations or financial condition, we cannot guarantee that any such incidents would not materially harm our business in the future.

If our IT systems are compromised as a result of cyberattacks or cyber related incidents, it could result in the loss or misappropriation of sensitive data or other disruption to our operations. It could also disrupt our electronic communications systems and thus our ability to conduct our business operations, our ability to process customer orders and electronically deliver products and services and our distribution channels.

Additionally, as a provider of network intelligence and security solutions for mobile and fixed service providers, an actual or perceived cyberattack, breach of security or theft of personal data store by us, regardless of whether the cyberattack, breach or theft is attributable to the failure of our products, could adversely affect the market’s perception of the efficacy of our solutions and current or potential customers may look to our competitors for alternative solutions. A breach of our systems may also lead defects and security vulnerabilities to be introduced into our software, thereby damaging the reputation and perceived reliability and security of our products and services, potentially making the data systems of our customers vulnerable to further data loss and cyber incidents.

Despite our investments in risk prevention and contingencies, data protection, prevention of intrusions, access control systems and other security measures, we can provide no assurance that our current IT systems are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. Any such security breach, whether actual or alleged, could result in system disruptions or shutdowns and/or destruction, alteration, theft or unauthorized disclosure of confidential information. Even when an actual or attempted security breach is detected, the full extent of the breach may not be determined for some time. An increasing number of companies have disclosed security breaches of their IT systems and networks, some of which have involved sophisticated and highly targeted attacks. We believe such incidents are likely to continue, and we are unable to predict the direct or indirect impact of these future attacks on our business.

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

As we operate in the global market, we are subject to tax in Israel and various jurisdictions in which we conduct our business. Our tax expenses include the impact of tax exposures in certain jurisdictions, and may also be affected by adverse changes in the underlying profitability and financial outlook of our operations or changes in tax law, including international tax treaties, or guidelines such as the BEPS project (Base Erosion and Profit Shifting), which could lead to changes in our valuation allowances against deferred tax assets on our consolidated balance sheets.  Furthermore, we are subject to tax audits by governmental authorities everywhere we do business. If we experience unfavorable results from one or more such tax audits, there could be an adverse effect on our tax rate and therefore on our net income.

Our results of operations may be affected by changes in tax laws, tax rates or double tax treaties. For example, in the United States, the 2017 Tax Cuts and Jobs Act (the “TCJA”) made significant changes to the U.S. Internal Revenue Code, including a reduction in the federal income corporate tax rate from 35% to 21% and limitations on certain corporate deductions and credits. In addition, the TCJA requires complex computations to be performed that were not previously required in U.S. tax law, and the preparation and analysis of information not previously relevant or regularly produced. Because the law is still relatively new, the U.S. Treasury Department, the IRS, and other standard-setting bodies could interpret or issue guidance on how provisions of the TCJA will be applied or otherwise administered that is different from our interpretation. Finally, foreign governments may enact tax laws in response to the TCJA that could result in further changes to global taxation and materially affect our financial position and results of operations. We have provided the effect of the TCJA in note 13 to our financial statements included elsewhere in this report.

Additionally, actions by national and international regulators and law enforcement agencies may result in changes to debt reference rates, including the United Kingdom’s Financial Conduct Authority’s announcement that it intends to phase out the London interbank offered rate (“LIBOR”) by the end of 2021. While we do not have any long-term borrowings, it is difficult to predict the effect of potential alternatives to LIBOR on our business, including the liquidity of our customers, due to a lack of current consensus as to what rate or rates may become accepted alternatives to LIBOR. However, if LIBOR ceases to exist, there may be an adverse impact on the value of any LIBOR-based marketable securities, loans and derivatives that are included in our financial assets and liabilities and may also adversely affect us as holders of derivative instruments for hedging our non-dollar currency exposure.

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

A non-U.S. corporation is considered a CFC if more than 50 percent of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation, is owned, or is considered as owned by applying certain constructive ownership rules, by United States shareholders who each own stock representing 10% or more of the vote or 10% or more of the value on any day during the taxable year of such non-U.S. corporation (“10% U.S. Shareholder”).   Generally, 10% U.S. Shareholders of a CFC are required to include currently in gross income such 10% U.S. Shareholder’s share of the CFC’s “Subpart F income”, a portion of the CFC’s earnings to the extent the CFC holds certain U.S. property, and certain other new items under the TCJA.  Such 10% U.S. Shareholders are subject to current U.S. federal income tax with respect to such items, even if the CFC has not made an actual distribution to such shareholders. “Subpart F income” includes, among other things, certain passive income (such as income from dividends, interests, royalties, rents and annuities or gain from the sale of property that produces such types of income) and certain sales and services income arising in connection with transactions between the CFC and a person related to the CFC.

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

Additionally, in recent years, U.S. and non-U.S. companies listed on securities exchanges in the United States have been faced with governance-related demands from activist shareholders, unsolicited tender offers and proxy contests. Although as a foreign private issuer we are not subject to U.S. proxy rules, responding to any action of this type by activist shareholders could be costly and time-consuming, disrupting our operations and diverting the attention of management and our employees. Such activities could interfere with our ability to execute our strategic plans. In addition, a proxy contest for the election of directors at our annual meeting would require us to incur significant legal fees and proxy solicitation expenses and require significant time and attention by management and our board of directors. The perceived uncertainties due to such actions of activist shareholders also could affect the market price of our securities.

Risks Relating to our Location in Israel

Conditions in Israel could adversely affect our business.

We are incorporated under Israeli law and our principal offices, research and development division and manufacturing facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and continued with varying levels of severity into 2018. In recent years, these have included, among others, hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel, causing casualties and significant disruption of economic activities. Outside of periods of armed conflict, Israel has also historically experienced terrorist activity and unrest, including for instance, recent unrest due to the United States’ announcement to relocate its embassy from Tel Aviv to Jerusalem.  Any armed conflicts, terrorist activities or political instability in the region may affect a significant portion of our work force, which is located in Israel, and may limit materially our ability to obtain raw materials from affected countries or sell our products to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development and manufacturing, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us.

Continued salary increase of Research and Development manpower could adversely affect our ability to recruit suitable Research and Development employees and could have an adverse effect on our business and revenues.

The current ongoing increase in salary of Research and Development manpower could have an adverse effect on our ability to recruit such suitable individuals as well as adversely affect our ability to meet the ongoing Research and Development related requirements of the market and our customers.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2018, we employed 524 people, of whom 296 were based in Israel. Some of our employees in Israel are obligated to perform annual military reserve duty in the Israel Defense Forces, depending on their age and position in the army. Additionally, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. Our operations could be disrupted by the absence of one or more of our executive officers or key employees for a significant period due to military service and any significant disruption in our operations could harm our business. The full impact on our workforce or business if some of our executive officers and employees are called upon to perform military service, especially in times of national emergency, is difficult to predict. Additionally, the absence of a significant number of employees at our manufacturing subcontractor, Flex, as a result of military service obligations may disrupt their operations and could have a material adverse effect on our ability to timely deliver products to customers may be materially adversely affected.

The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

Our investment program in equipment at our facility in Hod-Hasharon, Israel, has been granted approved enterprise status and we are therefore eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investments Law. We also have been granted benefited enterprise status.  We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2018, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $57.7 million. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investments Law and its regulations and the criteria set forth in the specific certificate of approval. If we do not meet these requirements, the tax benefits would be canceled and we could be required to refund any tax benefits and investment grants that we received in the past. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are cancelled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate in Israel for 2019 and thereafter is scheduled to be 23.0% and was 23.0% in 2018 and 24.0% in 2017.

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

We have received grants from the Israel Innovation Authority (formerly known as the Office of the Chief Scientist of the Ministry of Economy) for the financing of a portion of our research and development expenditures in Israel, pursuant to the provisions of The Encouragement of Research, Development and Innovation in Industry Law, 1984, referred to as the Research and Development Law. In the future we may not receive grants or we may receive significantly smaller grants from the Israel Innovation Authority, and our failure to receive grants in the future could adversely affect our profitability.  In 2016, 2017 and 2018 we received and accrued non-royalty-bearing grants totaling $0.6 million, $0.4 million and $0.4 million, respectively, from the Israel Innovation Authority, representing 2.4%, 1.8% and 1.5%, respectively, of our gross research and development expenditures. In each of the years 2016, 2017 and  2018, we qualified to participate in one non-royalty-bearing research and development program, funded by the Israel Innovation Authority to develop generic technology relevant to the development of our products. Such programs are approved pursuant to special provisions of the Research and Development Law. We were eligible to receive grants constituting of up to 50% of certain research and development expenses relating to these programs. Although the grants under these programs are not required to be repaid by way of royalties, the restrictions of the Research and Development Law described below apply to these programs.

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

ITEM 4: Information on Allot

A.            History and Development of Allot

Our History

Our legal and commercial name is Allot Ltd. We are a company limited by shares organized under the laws of the State of Israel. Our principal executive offices are located at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 45240, Israel, and our telephone number is +972 (9) 761-9200. We have irrevocably appointed Allot Communications Inc. as our agent to receive service of process in any action against us in any United States federal or state court. The address of Allot Communications Inc. is 1500 District Avenue, Burlington, MA 01803.

We were incorporated on November 12, 1996 as “Ariadne Ltd.” and commenced operations in 1997. In September 1997, we changed our name to “Allot Communications Ltd.”. In November 2006, we listed our shares on NASDAQ. In 2007, we introduced our Service Gateway platform that enables broadband providers to build efficient, secure, manageable and profitable intelligent networks that are optimized to deliver Internet-based content and services. In 2008, we completed the acquisition of the business of Esphion Limited, a developer of network protection solutions for carriers and internet service providers. In 2010, we listed our shares on the Tel Aviv Stock Exchange, or TASE, and began applying the reporting reliefs afforded under the Israeli Securities Law to companies whose securities are dually listed on NASDAQ and the TASE. In 2012, we acquired the business of Ortiva Wireless Inc., a developer of video optimization solutions for mobile and Internet networks. In 2012, we acquired the business of Oversi Networks Ltd., a developer of products and systems for caching Internet content.  In 2015, we acquired substantially all of the assets and business of Optenet S.A., a Madrid-based global IT security company. In early 2018, we acquired all of the outstanding shares of Netonomy Ltd., a Tel-Aviv based developer of software-based cyber security for the connected home. In October 2018, we changed our name to “Allot Ltd”.

B.            Business Overview

Overview

We are a provider of leading innovative network intelligence and security solutions for mobile and fixed service providers as well as enterprises worldwide. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security including mobile security, DDoS protection, IoT security, and more. Allot’s multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1000 enterprises. Our industry leading network-based security as a service solution has achieved over 50% penetration with some service providers and is already used by over 21 million subscribers in Europe.

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

Allot’s Products (Our Platforms)

The Allot Service Gateway platforms (including Allot Service Gateway Tera and Allot Service Gateway 9500 & 9700) are based on leading technology and high performance, designed for in-line deployment in a wide range of networks. Allot service Gateway platforms are designed for deployment both on traditional and virtualized network access infrastructure. Within each platform, our Dynamic Actionable Recognition Technology (DART) engine employs multiple deep packet inspection (DPI) and analytical methods to identify network traffic by subscriber, application, device and network topology. Our technology is able to identify more OTT applications than any other solution on the market with frequent and custom updates to our extensive signature library. These granular elements may be mapped directly into dynamic traffic management, charging and service enablement policies.

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

o
Allot NetworkSecure (previously WebSafe Personal): Opt-in security services that allow subscribers to define and enforce safe-browsing limits (Parental Control) and to prevent incoming malware from infecting their devices (Anti-Malware). Services are enforced at the network level, requiring no device involvement or battery consumption.

o
Allot HomeSecure- Opt-in security services that allow subscribers to define and enforce safe-browsing limits (Parental Control) and to prevent incoming malware from infecting their devices (Anti-Malware). Services are enforced at the home router & network level.

•
Allot DDoS Secure: Platform that provides attack detection and mitigation services that protect commercial networks against inbound and outbound Denial of Service (DoS/DDoS) attacks, Zero Day attacks, worms, zombie and spambot behavior.

•	Allot Content Protector: Provides a carrier-class URL filtering service that blocks access to blacklisted and illegal content, enabling network operators to comply with regulatory requirements.

•
Allot SpamOut Protector: Prevents malicious spambots from compromising operators' network service and includes an anti-spam filter which detects and blocks outbound spam and protects network and IP domain against being blacklisted as a spammer or a phishing security risk.

•
Allot Unified Security: Provides end-to end security capabilities through combining Allot’s multi-tenant NetworkSecure platform and third party (McAfee and Bitdefender) endpoint protection. Offering On-Net and Off-Net coverage, the solution blends advanced threat detection technologies in network and at the endpoint with customer intelligence and comprehensive personalization capabilities to deliver a scalable platform that simplifies security service activation, service awareness, operation and management.

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

Customers

We have a global, diversified customer base consisting primarily of mobile and fixed service providers, cable operators, private networks, data centers, governments and enterprises. We derive a significant and growing portion of our revenue from direct sales to large mobile and fixed-line service providers. We generate the remainder of our revenue through a select and well-developed network of channel partners, generally consisting of distributors, resellers, OEMs and system integrators. We also endeavor to increase our sales to enterprises and have adapted the structure of our sales organization to this end.  In 2018, we derived 48% of our revenues from Europe, 15% from the Americas, 23% from Asia and Oceania and 14% from the Middle East and Africa. For a breakdown of total revenues by geographic location, see “ITEM 5.A – Operating Results – Results of Operations – Revenues.”

Channel Partners

We market and sell our products to end-customers both by direct sales and through channel partners, which include distributors, resellers, OEMs and system integrators. A significant portion of our sales occur through our channel partners. In 2018, approximately 48% of our revenues were derived from channel partners. Our channel partners are responsible for installing and providing initial customer support for our products. Our channel partners are located around the world and address most major markets. Our channel partners target a range of end-users, including carriers, alternative carriers, cable operators, private networks, data centers and enterprises in a wide range of industries, including government, financial institutions and education. Our agreements with channel partners that are distributors or resellers are generally non-exclusive, for an initial term of one year and automatically renew for successive one-year terms unless terminated. After the first year, such agreements may typically be terminated by either party upon ninety days prior notice.

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

We have organized our worldwide sales efforts into the following regions: North America, South America, Europe, the Middle East and Africa; and Asia and Oceania. We have regional offices in Spain, Italy, France, Singapore, India, Colombia, the U.S. and Israel. As of December 31, 2018, our sales and marketing staff, including product management and business development functions, consisted of 125 employees.

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

As of December 31, 2018, our technical staff consisted of 136 employees, including 59 technical support persons, 68 deployment and professional services engineers, 7 documentation and training persons, and 2 Customer Success managers.

Research and Development

Our research and development activities take place primarily in Israel. We also have research and development activities in Spain and Mexico. As of late 2018, we have also been using a subcontractor in Belarus to source R&D engineers. As of December 31, 2018, 148 of our employees in Israel, 40 of our employees in Spain, 9 of our employees in Belarus and 3 of our employees in Mexico, were engaged primarily in research and development. We devote a significant amount of our resources towards research and development in order to introduce new products and continuously enhance existing products and to support our growth strategy. We have assembled a core team of experienced engineers, many of whom are leaders in their particular field or discipline and have technical degrees from top universities and have experience working for leading Israeli or international networking companies. These engineers are involved in advancing our core technologies, as well as in applying these core technologies to our product development activities. In previous years, our research and development efforts have benefited from royalty-bearing grants from the Israel Innovation Authority. As of December, 31 2018, there are no outstanding royalties due from us to the Israel Innovation Authority. In 2018, we benefited from additional grants from the Israel Innovation Authority; however, these grants do not bear royalties. Under the terms of those grants we are required to perform our manufacturing activities within the state of Israel, as a condition to maintaining these benefits. The State of Israel does not own any proprietary rights in technology developed with the Innovation Authority funding and there is no restriction related to the Israel Innovation Authority on the export of products manufactured using technology developed with the Israel Innovation Authority funding (other limitations on export apply under applicable law). For a description of restrictions on the transfer of the technology and with respect to manufacturing rights, please see “ITEM 3: Key Information—Risk Factors—The government grants we have received for research and development expenditures require us to satisfy specified conditions and restrict our ability to manufacture products and transfer technologies outside of Israel. If we fail to comply with these conditions or such restrictions, we may be required to refund grants previously received together with interest and penalties and may be subject to criminal charges.”

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

We subcontract the integration of our security software products with an off-the- shelf hardware platforms provided by Lenovo and Hewlett Packard Enterprise (HPE). Based on verbal understandings, Arrow ocs (Israel) performs the integration of the software product with HPE servers, while Malam-Team (Israel) performs the integration of such software with Lenovo Servers. Such hardware components are manufactured in accordance with our design.

We design and develop internally a number of the key components for our products, including printed circuit boards.  Some of the hardware components of our products are obtained from single or limited sources. Since our products have been designed to incorporate these specific components, any change in these components due to an interruption in supply or our inability to obtain such components on a timely basis may require engineering changes to our products before we could incorporate substitute components. In particular, we purchase the central processing unit for our Service Gateway platforms from NetLogic Microsystems, Inc. (now part of Broadcom Corporation, recently acquired by Avago). We also purchase off the shelf hardware components from single or limited sources for our security and Traffic Management products. We carry approximately three to six months of inventory of key components. We also work closely with our suppliers to monitor the end-of-life of the product cycle for integral components, and believe that in the event that they announce end of life, we will be able to increase our inventory to allow enough time for replacing such components. The agreements with our suppliers do not contain any minimum purchase or supply commitments. Product testing and quality assurance is performed by our contract manufacturer using tests and automated testing equipment and according to controlled test documentation we specify. We also use inspection testing and statistical process controls to assure the quality and reliability of our products.

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

As of December 31, 2018, we had 19 issued U.S. patents. We expect to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

Government Regulation

Due to the industry and geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations, and several government agencies in the United States, the E.U. and other countries regulate various aspects of our business. See the following risk factors in "ITEM 3. Key Information—D. Risk Factors" for more information on regulation material to our business, financial condition and results of operations:

•	Risks Relating to our Business—Demand for our products may be impacted by government regulation of the telecommunications industry.

•
Risks Relating to our Business—We are subject to certain regulatory regimes that may affect the way we conduct business internationally, and our failure to comply with applicable laws and regulations could materially adversely affect our reputation and result in penalties and increased costs.

•
Risks Relating to our Business—Our business may be materially affected by changes to fiscal and tax policies. Potentially negative or unexpected tax consequences of these policies, or the uncertainty surrounding their potential effects, could adversely affect our results of operations and share price.

•
Risks Relating to our Ordinary Shares—Our shareholders do not have the same protections afforded to shareholders of a U.S. company because we have elected to use certain exemptions available to foreign private issuers from certain NASDAQ corporate governance requirements.

•	Risks Relating to our Ordinary Shares—As a foreign private issuer, we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports.

•	Risks Relating to our Ordinary Shares—Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

•
Risks Relating to our Ordinary Shares—Certain U.S. holders of our ordinary shares may suffer adverse tax consequences if we or any of our non-U.S. subsidiaries are characterized as a ‘controlled foreign corporation,’ or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended (the ‘Code’).

•
Risks Relating to our Ordinary Shares—The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

•
Risks Relating to our Ordinary Shares—The government grants we have received for research and development expenditures require us to satisfy specified conditions and restrict our ability to manufacture products and transfer technologies outside of Israel. If we fail to comply with these conditions or such restrictions, we may be required to refund grants previously received together with interest and penalties and may be subject to criminal charges.

Additionally, see “ITEM 5: Overview—Government Grants” for a description of grants received from the Israel Innovation Authority of the Ministry of Economy.

Internal Cybersecurity

As a provider of innovative network intelligence and security solutions for mobile and fixed service providers, we are sensitive about the possibility of cyber-attacks and data theft. A breach of our system could provide data information about us and the customers that our solutions protect. Further, we may be targeted by cyber-terrorists as an Israeli company. We are also aware of the impact that an actual or perceived breach of our network may have on the market perception of our products and services and on our potential liability.

We are focused on instituting new technologies and solutions to assist in the prevention of potential and attempted cyber-attacks, as well as protective measures and contingency plans in the event of an existing attack. For instance, in our internal IT systems, we employ identity and access controls, product software designs and other security measures that we believe are less susceptible to cyber-attacks. We also continuously monitor our IT networks and systems for intrusions and regularly maintain our backup and protective systems. We have made certain updates to our IT infrastructure to enhance our ability to prevent and respond to such threats and we routinely test the infrastructure for vulnerabilities.

We conduct periodic trainings for our employees in this respect on phishing, malware and other cybersecurity risks to the Company. We also have mechanisms in place designed to ensure prompt internal reporting of potential or actual cybersecurity breaches, and maintain compliance programs to address the potential applicability of restrictions on trading while in possession of material, nonpublic information generally and in connection with a cybersecurity breach. Finally, our agreements with third parties also typically contain provisions that reduce or limit our exposure to liability.

C.            Organizational Structure

As of December 31, 2018, we held directly and indirectly the percentage indicated of the outstanding capital stock of the following subsidiaries:

Company	Jurisdiction of Incorporation	Percentage Ownership
Allot Communications Inc.	United States	100%
Allot Communications Europe SARL	France	100%
Allot Communications (Asia Pacific) Pte. Limited	Singapore	100%
Allot Communications (UK) Limited (with branches in Spain, Italy and Germany)	United Kingdom	100%
Allot Communications Japan K.K.	Japan	100%
Allot Communications (New Zealand) Limited (with a branch in Australia)	New Zealand	100%
Oversi Networks Ltd.	Israel	100%
Allot Communications (Hong Kong) Ltd	Hong Kong	100%
Allot Communications Africa (PTY) Ltd	South Africa	100%
Allot Communications India Private Ltd	India	100%
Allot Communications Spain, S.L. Sociedad Unipersonal	Spain	100%
Allot Communications (Colombia) S.A.S	Colombia	100%
Allot MexSub	Mexico	100%
Allot Turkey Komunikasion Hizmeleri limited	Turkey	100%
Allot Australia (PTY) LTD	Australia	100%

                * Allot Ltd also holds a branch in Colombia.

D.            Property, Plant and Equipment

Our principal administrative and research and development activities are located in our approximately 67,694 square foot (6,289 square meter) facilities in Hod-Hasharon, Israel. The leases for our facilities vary in dates and terms, with the main facility’s non-stabilized lease expiring in March 2022.

We also lease a 5,888 square foot (547 square meter) facility in Woburn, Massachusetts, for the purposes of our U.S. sales and marketing operations pursuant to a lease that expires in August 2019. We lease a total of 7,653 square feet (711 square meter) in two facilities in Spain, mainly for our sales and research and development operations in Spain, pursuant to lease agreements. The lease agreement of our main site in Spain was renewed for one year in 2018 and may be renewed for additional terms by mutual consent.  We lease other smaller facilities for the purpose of our sales and marketing and support activities in USA, France, the United Kingdom, Italy, Singapore, South Africa, Colombia, and India.

ITEM 4A:  Unresolved Staff Comments

Not applicable.

ITEM 5:  Operating and Financial Review and Prospects

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2018 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.  This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “ITEM 3.D: Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

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

In 2018, the primary drivers of our revenues were the mobile and fixed markets, which were highlighted by our ongoing relationship with global Tier 1 mobile and fixed operators groups.

In March 2015, we acquired the business and substantially all of the assets of Optenet, S.A., a developer of security solutions for internet service providers and enterprises. Under the terms of the agreement, the consideration includes approximately $9.9 million (€8.9 million) in cash. In addition, there is a performance-based earn-out over a period of five years following closing, which is capped at approximately $27.5 million (€25 million) and is contingent upon reaching certain revenue thresholds from sale of Optenet products. The fair value of the contingent consideration as of the acquisition date was estimated at $8.1 million (€7.3 million).

In January 2018, we acquired all of the outstanding shares of Netonomy Ltd., a developer of software-based cyber security for the connected home. Under the terms of the agreement, the consideration includes approximately $3.2 million in cash, a $1.1 million holdback amount and a performance-based contingent amount over a period of two and a half years following closing, which is capped at approximately $1.1 million. See Note 1(b) to our consolidated financial statements for further information.

Key measures of our performance

Revenues

We generate revenues from two sources: (1) sales of our network traffic management systems and our network management application solutions and platforms, security as a service solution to telecom providers and (2) maintenance and support services and professional services, including installation and training. We generally provide maintenance and support services pursuant to a one- to three-year maintenance and support program, which may be purchased by customers at the time of product purchase or on a renewal basis.

We recognize revenue under the core principle that transfer of control to our customers should be depicted in an amount reflecting the consideration we expect to receive in revenue. As such, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenues when (or as) we satisfy each performance obligation. We typically grant a one-year hardware and three-month software warranty on all of our products, or one-year hardware and software warranty to customers that purchase annual maintenance and support.  Typically, our support contracts with our customers, provide hot line support, warranty, software updates and upgrades, if and when available.  We record a provision for warranty at the time the product’s revenue is recognized. We estimate the liability of possible warranty claims based on our historical experience. Warranty claims have to date been immaterial to our results of operations. Maintenance and support revenues are recognized on a straight-line basis over the term of the applicable maintenance and support agreement. See “—Critical Accounting Policies and Estimates—Revenue Recognition” below.

Customer concentration. We derived 22% and 32% of our total revenues in 2018 and 2017 from one Tier 1 mobile and fixed operator, respectively. In 2016, we derived 42% of our total revenues from two Tier 1 mobile and fixed operators.

Geographical breakdown.  See “ITEM 4B: Information on Allot—Business Overview—Customers” for the geographic breakdown of our revenues by percentage for the years ended December 31, 2016, 2017 and 2018.

Cost of revenues and gross margins

Our products’ cost of revenues consists primarily of costs of materials, manufacturing services and overhead, warehousing and product testing. Our services’ cost of revenues consists primarily of salaries and related personnel costs for our customer support staff. In 2018, our gross margin increased compared to 2017, partially due to an increase in revenues, which was driven mainly by the higher demand of our Visibility and Control offering in addition to better execution capabilities. In 2017, our gross margin decreased compared to 2016, due to an increase in projects which required a higher portion of services and the weakening of the U.S. dollar mainly against the ILS and the Euro. We expect our percentage of gross margin to remain at the same level as in 2019.

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

Approved Enterprise

Our facilities in Hod-Hasharon, Israel have been granted Approved Enterprise status under the Encouragement of Capital Investments Law, 1959, and enjoy certain tax benefits under this program. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2018, our net operating loss carry forwards for Israeli tax purposes totaled approximately $57.7 million, which includes losses related to our acquisition of Oversi. As a result of our acquisition of Oversi, we may offset operating losses in Israel against taxable income annually with a limitation of up to 14% of the total accumulated loss but no more than 50% of our taxable income. Income derived from other sources, other than through our “Approved Enterprise” status, during the benefit period will be subject to the regular corporate tax rate.

Government Grants

Our research and development efforts have been financed, in part, through grants from the Israel Innovation Authority under our approved plans in accordance with the Research and Development Law. In 2016, 2017 and 2018 we received grants from the Israel Innovation Authority through non-royalty bearing programs.

Factors Affecting Our Performance

Our business, financial position and results of operations, as well as the period-to-period comparability of our financial results, are significantly affected by a number of factors, some of which are beyond our control, including:

Customer concentration. We derived 22% of our total revenues in 2018 from one global Tier 1 mobile and fixed operator groups. While we have some visibility into the likely scope of the customers’ projects, our relationships are conducted solely on a purchase order basis and we do not have any commitment for future purchase orders from these customers. The loss of any of such third parties could harm our results of operations and financial condition.

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

Cost of revenues and cost reductions. Our cost of revenues as a percentage of total revenues was 30.9% for 2016, 34.8% for 2017 and 30.6% for 2018. Our products use off-the-shelf components and typically the prices of such components decline over time. However, the introduction and sale of new or enhanced products and services may result in an increase in our cost of revenues. We make a continuous effort to identify cheaper components of comparable performance and quality. We also seek improvements in engineering and manufacturing efficiency to reduce costs. Our products incorporate features that are purchased from third parties. In addition, new products usually have higher costs during the initial introduction period. We generally expect such costs to decline as the product matures and sales volume increases. The introduction of new products may also involve a significant decrease in demand for older products. Such a decrease may result in a devaluation or write-off of such older products and their respective components. The growth of our customer base is usually coupled with increased service revenues primarily resulting from increased maintenance and support. In addition, the growth of our installed base with large service providers may result in increased demand for professional services, such as training and installation services. An increase in demand for such services may require us to hire additional personnel and incur other expenditures. However, these additional expenses, handled efficiently, may be utilized to further support the growth of our customer base and increase service revenues. In 2016 we recorded no intangible assets impairment and as a result our gross margin increased compared to 2015. In 2017 our cost of revenues increased mainly due to an increase in projects which require a higher portion of services and a higher portion of deals with higher hardware components, as well as because of the decrease in revenues and the fixed costs element in the cost of revenues. In 2018 our cost of revenues increased due to an increase in revenues while we kept fixed elements of cost of revenues on a similar level.

Currency exposure. A majority of our revenues and a substantial portion of our expenses are denominated in the U.S. dollar. However, a significant portion of our revenues is incurred in currencies other than U.S. dollar, mostly in Euro. In addition, a significant portion of our expenses, associated with our global operations, including personnel and facilities-related expenses, are incurred in currencies other than the U.S. dollar; this is the case primarily in Israel and to a lesser extent in other countries in Europe and Asia. Consequently, a decrease in the value of the U.S. dollar relative to local currencies will increase the dollar cost of our operations in these countries. A relative decrease in the value of the U.S. dollar would be partially offset to the extent that we generate revenues in such currencies. In order to partially mitigate this exposure, we have decided in the past and may decide from time to time in the future to enter into hedging transactions. We may discontinue hedging activities at any time. As such decisions involve substantial judgment and assessments primarily regarding future trends in foreign exchange markets, which are very volatile, as well as our future level and timing of cash flows of these currencies, we cannot provide any assurance that such hedging transactions will not affect our results of operations when they are realized. See Note 5 to our consolidated financial statements included elsewhere in this annual report for further information. Also see “ITEM 11: Quantitative and Qualitative Disclosure About Market Risk.”

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

Revenue recognition.

We generate revenues mainly from selling products along with related maintenance and support services. At times, these arrangements may also include professional services, such as installation services or training. We generally sell our products through resellers, distributors, OEMs and system integrators, all of whom are considered end-users.

We have adopted accounting standards codification 606, "Revenue from Contracts with Customers" ("ASC 606"), effective as of January 1, 2018. We recognize revenue under the core principle that transfer of control to our customers should be depicted in an amount reflecting the consideration we expect to receive. As such, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenues when (or as) we satisfy each performance obligation.

We enter into contracts that can include combinations of products and services, that are capable of being distinct and accounted for as separate performance obligations.  The products are distinct as the customer can derive the economic benefit of it without any professional services, updates or technical support. We allocate the transaction price to each performance obligation based on its relative standalone selling price out of the total consideration of the contract. For support, we determine the standalone selling prices based on the price at which we separately sell a renewal contract on a stand-alone basis. For professional services, we determine the standalone selling prices based on the price at which we separately sell those services on a stand-alone basis.

Maintenance and support related revenues are deferred and recognized on a straight-line basis over the term of the applicable maintenance and support agreement. Other services are recognized upon the completion of installation or when the service is provided.

Deferred revenue includes amounts received from customers for which revenue has not yet been recognized. Deferred revenues are classified as short and long-term based on their contractual term and recognized as revenues at the time the respective elements are provided.

As of December 31, 2018, following the adoption of ASC 606, we recognize for term-based license agreements at the point in time when control transfers and the associated maintenance revenues over the contract period. Adoption of the standard have resulted in a reduction of deferred revenues of $712 that was recorded in accumulated deficit due to upfront recognition of license revenues from term licenses. This adjustment relates to the way we account for term-based license agreements. Under ASC 605 we recognized both the term license and maintenance revenues ratably over the contract period whereas under the new revenue standard we recognize term license revenues at the point in time when control transfers and the associated maintenance revenues over the contract period.

Provision for returns. We provide a provision for product returns based on its experience with historical sales returns. Such provisions amounted to $0.2 million, $0.7 million and $0.9 million as of December 31, 2018, 2017 and 2016, respectively.

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

In connection with the grant of options and RSUs, we recorded total stock-based compensation expenses of $5.1 million in 2016, $3.4 million in 2017 and $2.9 million in 2018. In 2018, $0.3 million, $0.7 million, $0.9 million and $1.0 million of our stock-based compensation expense resulted from cost of revenue, research and development expenses, net, sales and marketing expenses and general and administrative expenses, respectively, based on the department in which the recipient of the option grant was employed. As of December 31, 2018, we had an aggregate of $6.2 million of unrecognized stock-based compensation remaining to be recognized over a weighted average vesting period of 3 years.

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventory and discontinued products. Inventory write-off provision as of December 31, 2018, 2017 and 2016 totaled $2.2 million, $2.7 million, and $2.0 million, respectively.

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

As of December 31, 2018, we held available for sale marketable securities of $64.3 million. As of December 31, 2018, the unrealized loss recorded in other comprehensive income was $0.3 million.

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

We believe that our business activity and management structure meet the criterion of being a single reporting unit for accounting purposes. We performed an annual impairment analysis as of December 31, 2018 and determined that the carrying value of the reporting unit was more than the fair value of the reporting unit. Fair value is determined using market capitalization. During the years ended 2016, 2017 and 2018, no impairment losses were recorded.

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

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC No. 360, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended 2016, 2017 and 2018, no impairment losses were recorded.

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

In Israel, we have accumulated operating loss carry forwards of approximately $57.7 million and capital losses of approximately $27.2 million for tax purposes as of December 31, 2018, which may be carried forward and offset against ordinary income and capital gains respectively in the future for an indefinite period. In the United States, the accumulated losses for U.S. federal income tax return purposes were approximately $5.9 million as of December 31, 2018, and expire between 2026 and 2032. We believe that because of our history of losses, and uncertainty with respect to future taxable income, it is more likely than not that some of the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future, and therefore, a valuation allowance was provided to reduce deferred tax assets to their realizable value. The valuation allowance for the year ended December 31, 2018 was $24.8 million.

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

Results of Operations

The following table sets forth our statements of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
Revenues:
Products	60.2%	59.4%	58.6%
Services	39.8	40.6	41.4
Total revenues	100.0	100.0	100.0
Cost of revenues:
Products	22.6	23.5	20.9
Services	8.3	11.3	9.7
Total cost of revenues	30.9	34.8	30.6
Gross profit	69.1	65.2	69.4
Operating expenses:
Research and development, net	26.8	26.7	26.5
Sales and marketing	39.1	46.7	42.6
General and administrative	10.9	13.0	10.9
Total operating expenses	76.7	86.4	80.0
Operating loss	7.6	21.2	10.6
Financing income, net	1.2	1.1	2.3
Loss before income tax expense	6.4	20.1	8.3
tax expense	2.4	1.9	2.6
Net loss	8.8%	22.0%	10.9%

Revenues

The following table sets forth a breakdown of our revenues by geographic locations for the periods indicated:

	Revenues by Location
	2018	% Revenues	2017	% Revenues	2016	% Revenues
	($ in thousands)
Revenues:
Europe	$45,730	48%	$40,394	49%	$34,279	38%
Asia and Oceania	22,018	23%	13,936	17%	27,700	31%
Middle East and Africa	13,726	14%	12,130	15%	12,365	14%
Americas	14,363	15%	15,532	19%	16,025	17%
Total Revenues	$95,837	100%	$81,992	100%	$90,369	100%

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Products.   Product revenues increased by $7.3 million, or 14.9%, to $56.2 million in 2018 from $48.9 million in 2017.  The increase in revenues in 2018 was attributable to a better execution capability, changes in the Company structure to support better our sales efforts and higher demand of our Visibility and Control offering.

Services.   Service revenues increased by $6.4 million, or 19.3%, to $39.6 million in 2018 from $33.2 million in 2017. A material part of the sales of our Services is linked to the sale of our products; Thus, service revenues increased in correlation with product revenues.

Product revenues comprised 58.6% of our total revenues in 2018, a decrease of 0.8% compared to 2017 while the services revenues portion of total revenues increased by 0.8%.

Cost of revenues and gross margin

Products.  Cost of product revenues increased by $0.8 million, or 4.2%, to $20.1 million in 2018 from $19.3 million in 2017. Product gross margin increased to 64.3% in 2018 from 60.5% in 2017. This increase is attributed to increase in revenues.

Services.  Cost of services revenues increased by $0.02 million, or 0.2%, to $9.3 million in 2018 from $9.3 million in 2017.

Total gross margin increased to 69.4% in 2018 from 65.2% in 2017.

Operating expenses

Research and development. Gross research and development expenses increased by $3.6 million, or 16%, to $25.8 million in 2018 from $22.2 million in 2017. Gross research and development expenses as a percentage of total revenues decreased to 26.9% (26.5%, net) in 2018 from 27.1% (26.7%, net) in 2017.

Sales and marketing. Sales and marketing expenses increased by $2.5 million, or 6.6%, to $40.8 million in 2018 from $38.3 million in 2017. The increase in our sales and marketing expenses is mainly attributable to our increased efforts to strengthen our position in certain territories, which led to the recruitment of additional senior sales representatives in various countries, as well as use of agents in specific accounts.  Sales and marketing expenses as a percentage of total revenues decreased to 42.6% in 2018 from 46.7% in 2017.

General and administrative. General and administrative expenses decreased by $0.3 million, or 2.6%, to $10.4 million in 2018 from $10.7 million in 2017. General and administrative expenses as a percentage of revenues decreased to 10.9% in 2018 from 13.0% in 2017.

Financial income, net. In 2018 we had $2.2 million financial income, net. In 2017 we had $0.9 million financial income, net.  The change in 2018 was primarily attributed to foreign currency exchange differences of $0.9 million compared to 2017 and an increase in interest income of $0.4 million.

Income tax expense. Income tax expense in 2018 was $2.4 million, compared to income tax expense of $1.6 million in 2017. The increase in 2018 was mainly due to an increase in the write-off of withholding taxes expenses of approximately $0.9 million, compared to 2017.

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

Operating expenses

Research and development. Gross research and development expenses decreased by $2.6 million, or 10.4%, to $22.2 million in 2017 from $24.8 million in 2016. Gross research and development expenses as a percentage of total revenues decreased to 27.1% (26.7%, net) in 2017 from 27.5% (26.8%, net) in 2016.

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

B.          Liquidity and Capital Resources

As of December 31, 2018, we had $16.3 million in cash and cash equivalents, $64.3 million available for sale marketable securities and $23.0 million in short-term and restricted deposits. As of December 31, 2018, our working capital, which we calculate by subtracting our current liabilities from our current assets, was $102 million.

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

Operating activities.

During 2018, our operating activities provided $1.0 million in cash and cash equivalents from operating activities. Net cash provided by operating activities consisted mainly of a net loss of $10.4 million, depreciation, amortization and impairment of intangible assets of $3.8 million, $2.9 million of stock-based compensation expense, an increase of $3.4 million in inventory, a decrease of $1.2 million in employees and payroll accruals, an increase of $3.4 million in trade receivables, an increase of $1.9 million in trade payables, an increase of $6.9 in other payables and accrued expenses, an increase of $1.1 million in other receivables and prepaid expenses, an increase of $3.6 million in deferred revenues and $1.4 million related to other operating activities.

During 2017, we used $0.2 million in cash and cash equivalents in operating activities. Net cash used in operating activities consisted mainly of a net loss of $18.1 million, depreciation, amortization and impairment of intangible assets of $3.7 million, $3.4 million of stock-based compensation expense, an increase of $0.7 million in inventory, an increase  of $1.1 million in employees and payroll accruals, a decrease of $1.4 million in trade receivables, an increase of $2.6 million in trade payables, an increase of $3.5 in other payables and accrued expenses, a decrease of $1.4 million in other receivables and prepaid expenses and $1.5 million related to other operating activities.

During 2016, we used $3.5 million in cash and cash equivalents in operating activities. Net cash used in operating activities consisted mainly of a net loss of $8.0 million, depreciation, amortization and impairment of intangible assets of $4.0 million, $5.1 million of stock-based compensation expense, a decrease of $2.9 million in inventory, a decrease of $0.8 million in employees and payroll accruals, an increase of $0.3 million in trade receivables, a decrease of $4.2 million in deferred revenues attributed to sales which revenue recognition criteria were met while cash was collected in the previous years, a decrease of $3.8 million in trade payables, a decrease of $0.2 in long-term deferred taxes, net, a decrease of $0.7 million in other receivables and prepaid expenses and $0.7 million related to other operating activities

Investing activities.

Net cash used in investing activities in 2018 was $0.5 million, primarily attributable to an investment in available-for sale marketable securities of $34.8 million, purchase of property and equipment for $3.5 million and the acquisition of Netonomy for a purchase price of $3.0 million. The above changes were partially offset by redemption of marketable securities of $32.6 million and the redemption in short-term bank deposits and restricted deposits of $8.2 million.

Net cash used in investing activities in 2017 was $8.1 million, primarily attributable to an investment in available-for sale marketable securities of $30.1 million, purchase of property and equipment of $2.8 million and investment in short-term bank deposits and restricted deposits of $1.7 million. The above changes were partially offset by redemption of marketable securities of $26.5 million.

Net cash provided by investing activities in 2016 was $15.0 million, primarily attributable to an investment in available-for sale marketable securities of $29.7 million and the purchase of property and equipment of $1.6 million. The above changes were partially offset by redemption of marketable securities of $33.2 million and redemptions of short-term bank deposits of $12.9 million.

We expect that our capital expenditures will total approximately $3.6 million in 2019. We anticipate that these capital expenditures will be primarily related to further investments in lab equipment for research and development and customer success as well as IT infrastructure.

Financing activities.

Net cash provided by financing activities in 2018 was $0.4 million, which was attributable to issuance of share capital through the exercise of stock options and RSUs.

Net cash provided by financing activities in 2017 was $0.4 million, which was all attributable to the issuance of share capital through the exercise of stock options and RSUs.

Net cash used in financing activities in 2016 was $3.7 million, which was attributable to issuance of share capital through the exercise of stock options and RSUs of $0.1 million and repurchase of our ordinary shares of $3.8 million.

C.            Research and Development, Patents and Licenses

In 2016, 2017 and 2018, we benefited from non-royalty bearing grants from the Israel Innovation Authority. The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to comply with such restrictions or these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

As of December 31, 2018, we had 19 issued U.S. patents and 5 pending patent applications in the United States. We expect to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

D.            Trend Information

See “ITEM 5: Operating and Financial Review and Prospects” above.

E.            Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.            Contractual Obligations

The following table of our material contractual and other obligations known to us as of December 31, 2018, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1–3 years	Over 3 years
	(in thousands of U.S. dollars)
Operating leases —offices(1)	$6,712	$2,203	$3,828	681
Operating leases —vehicles	1,004	456	548
Uncertain tax position (ASC-740)	243			243
Total	$7,959	$2,659	$4,376	$924
_____________________
(1)	Consists primarily of an operating lease for our facilities in Hod Hasharon, Israel, as well as operating leases for facilities leased by our subsidiaries.

ITEM 6: Directors, Senior Management and Employees

A.            Directors and Senior Management

The following table sets forth the names, ages and positions of our directors and executive officers as of March 1, 2019:

Name	Age	Position
Directors
Yigal Jacoby(5)	58	Chairman of the Board
Manuel Echanove(5)	54	Director
Itzhak Danziger (5)	70	Director
Nurit Benjamini (1)(2)(3)(4)(5)	52	Director
Steven D. Levy (1)(2)(4)(5)	62	Director
Miron (Ronnie) Kenneth (1)(2)(5)	63	Director
Nadav Zohar (5)	53	Director

Executive Officers
Erez Antebi	60	Chief Executive Officer and President
Alberto Sessa	56	Chief Financial Officer
Nir Pery	49	Senior Vice President, Research and Development
Anat Shenig	50	Vice President, Human Resources
Ronen Priel	43	VP Product Management & Marketing
Rael Kolevsohn	49	Vice President, Legal Affairs, General Counsel and Company Secretary
Pini Gvili	54	Vice President, Operations
Keren Rubanenko	42	Senior Vice President, Customer Success
Ran Fridman	44	Executive Vice President, Global Sales
Vered Zur	55	Vice President, Marketing
Hagay Katz	59	VP Strategic Accounts, Cyber Security, BD
____________
(1)	Member of our compensation and nomination committee.
(2)	Member of our audit committee.
(3)	Lead independent director.
(4)	Outside director.
(5)	Independent director under the rules of NASDAQ.

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

Itzhak Danziger has served as a director since 2011. Prior to his appointment as a director, Mr. Danziger served as an observer to our Board since 2010. Itzhak Danziger serves as a member of the board of Galil Software, an Israeli software services company, and as a director of Jinni Media, a privately held technology company. From 1985 to 2007, Mr. Danziger held various executive positions at Comverse, a technology companies group that develops and markets telecommunications systems, including as president of Comverse Technology Group, as president of Comverse Network Systems and as chairman of Comverse subsidiary - Starhome. Prior to joining Comverse, Mr. Danziger held various R&D and management positions in Tadiran Telecom Division. In the non-profit sector, Mr. Danziger serves as the chairman of the Center for Educational Technology (CET), as Vice President and board member of the New Israel Fund (NIF), the chairman of Israel Venture Network (IVN)- Yozma fund for investments in social businesses and a director in Israel Venture Network (IVN), a venture philanthropy NGO. Mr. Danziger was also a member of the National Task Force for the Advancement of Education in Israel (Dovrat Committee). Mr. Danziger holds a B.Sc. cum laude and an M.Sc. in electrical engineering from the Technion - Israel Institute of Technology and an M.A. cum laude in philosophy and digital culture from Tel Aviv University.

Nurit Benjamini has served as an outside director since 2007 and serves as the lead independent director on our board. Since December 2013, Ms. Benjamini has served as the Chief Financial Officer of TabTale Ltd. a company that provides mobile content. Ms. Benjamini served as the Chief Financial Officer of Wix.com Ltd. (NASDAQ: WIX) from 2011 to 2013. Previously, from 2007 to 2011, Ms. Benjamini has served as the Chief Financial Officer of CopperGate Communications Ltd. (now Sigma Designs Ltd.) that was acquired by Sigma Designs Inc. (NASDAQ:SIGM) in November 2009.  Prior to her position with CopperGate Communications Ltd., Ms. Benjamini served as the Chief Financial Officer of Compugen Ltd. (NASDAQ: CGEN) from 2000 to 2007. Ms. Benjamini serves as an outside director of BiolineRX Ltd. (NASDAQ/TASE: BLRX), a member of its compensation committee, and as a chairman of its audit committee. Ms. Benjamini serves as a director and chair-person of the audit committee of Redhill Biopharma (NASDAQ/TASE: RDHL). Ms. Benjamini serves as a director and chair-person of the audit committee of Gamida Cell Ltd. (NASDAQ: GMDA). Ms. Benjamini holds a B.A. in Economics and Business and an M.B.A. in Finance, both from Bar Ilan University, Israel.

Steven D. Levy has served as an outside director since 2007. Mr. Levy served as a Managing Director and Global Head of Communications Technology Research at Lehman Brothers from 1998 to 2005. Before joining Lehman Brothers, Mr. Levy was a Director of Telecommunications Research at Salomon Brothers from 1997 to 1998, Managing Director and Head of the Communications Research Team at Oppenheimer & Co. from 1994 to 1997 and a senior communications analyst at Hambrecht & Quist from 1986 to 1994. Mr. Levy has served as a director of PCTEL, a broadband wireless technology company since 2006 and served as a director of Edison Properties a privately held U.S. real estate company since 2018.  Mr. Levy previously served as a director of privately held GENBAND Inc., a U.S. provider of telecommunications equipment. Mr. Levy holds a B.Sc. in Materials Engineering and an M.B.A., both from the Rensselaer Polytechnic Institute.

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

Executive Officers

Erez Antebi has served as our President and Chief Executive Officer since February 2017. Mr. Antebi served as the CEO of Gilat Satellite Networks (NADAQ: GILT), a satellite communications technology and services provider, between 2012 and 2015.  Between 2005 and 2012 Mr. Antebi also served in several executive roles at Gilat Satellite Networks. Between 2003 and 2005 Mr. Antebi served as the CEO of Clariton Networks, a start-up company, providing services in cellular coverage. Prior to that Mr. Antebi has served in a variety of roles at Gilat Satellite Networks, Tadiran, a provider of radio communications for military applications and for Rafael, Israel Ministry of Defense. Mr. Antebi currently serves on the board and advisory boards of several companies, including Effective Space Services, HiSky and\ Xinow. Mr. Antebi holds a B. Sc., Electrical Engineering (Communications), Summa Cum Laude, and a M.Sc., Electrical Engineering (Information Theory), both from the Technion, Israel.

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

Vered Zur has served as our Vice President, Marketing since April 2017. Prior to joining us, Ms. Zur served as CMO of Electra Ltd. (TASE: ELECTRA), a leading supplier of electric appliances. Between 2011 and 2014, Ms. Zur served as VP global Sales Operations and Business enablement of Amdocs (NASDAQ: DOX), a provider of software and services to communications and media companies. Between 2005 and 2011 Ms. Zur served as VP Customer Marketing of Comverse (Xura), a company that provided telecommunications software. Prior to that Ms. Zur served in various marketing roles at telecommunications companies and advertising agencies. Ms. Zur holds a B.A. in Behavioral Science from the Ben-Gurion University and a M.B.A from the Edinburgh Business School, Heriot-Watt University. (

Hagay Katz has served as our VP Strategic Accounts, Cyber Security, BD since July 2017. Prior to joining us Mr. Katz served as Head of VSAT line of business at Gilat Satellite Networks (NASDAQ/TASE: GILT), a provider of satellite communication, systems between 2010 and 2017. Between 2006 and 2010 Mr. Katz served as Director of Products at Modu Mobile, a provider of cellular handsets and consumer electronics. Between 2000 and 2006 Mr. Katz served as Co-Founder and VP Marketing and Business Development of PacketLight Networks, a developer of broadband access/transport system to operator networks and a range of optical transport systems for storage applications, which was acquired by the RAD group. Prior to that, Mr. Katz served as Regional VP Sales – APAC and Scandinavia of Teledata and as a project manager in Telstra. Mr. Katz also serves as a member of the advisory boards of several technological companies. Mr. Katz holds a BSc and a MSc in Electronic Engineering from the Tel-Aviv University and a MBA in Marketing and Finance of Monash University; Melbourne.

Nir Pery has served as our SVP Research and Development since September 24, 2017. Prior to joining us, Mr. Pery has served in various research and development and managerial roles of increasing responsibilities, in Verint Systems Ltd. (NASDAQ: VRNT), an analytics company, providing actionable intelligence solutions in the areas of customer engagement and cyber intelligence, between the years 1996 and 2017, most recently, serving as SVP Product House and ISL Site Manager, Enterprise Intelligence Solutions, between 2015 and 2017, as SVP Global R&D, Video Intelligence Solutions, between 2011 and 2014, and as VP TLV R&D, Witness Action Solution, between 2008 and 2010. Mr. Pery holds a B.Sc. cum laude, in Electrical and Electronical Engineering from the Tel-Aviv University and a MBA from the Tel-Aviv University.

Keren Rubanenko has served as our VP Global Business & Customer Success since November 2018   Prior to joining Allot, Ms. Rubanenko was VP Customer Success at RADCOM, VP R&D and Operations Surveillance Solutions at Nice Systems between 2011 and 2015. Between 1999 and 2011, she held a number of senior positions at Comverse Technologies including serving as Associate VP and General Manager, Voice Product Unit.  Ms. Rubanenko holds a B.A. in Business Administration from the College of Management Academic Studies (COLLMAN) in Rishon Lezion, Israel.

B.            Compensation of Officers and Directors

The aggregate compensation paid to or accrued on behalf of our directors and executive officers as a group during 2018 consisted of approximately $3.5 million in salary, fees, bonus, commissions and directors’ fees, including amounts we expended for automobiles made available to our officers, but excluding equity based compensation, dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. This amount includes approximately $0.5 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

In 2018, we paid or accrued to the chairman of the board of directors, Mr. Yigal Jacoby, an annual fee of ILS 358,200 (approximately $99,625). During such time we paid our directors, Itzhak Danziger, Nadav Zohar and Manuel Echanove ILS 73,815 (approximately $20,530), ILS 72,315 (approximately $20,113) and ILS 76,065 (approximately $21,156), respectively, and we paid or accrued to each of our outside directors, Nurit Benjamini, Steven Levy and Miron (Ronnie) Keneth, as permitted by the Companies Law, an annual fee of ILS 112,065 (approximately $31,168),  ILS 112,065 (approximately $31,168) and ILS 109,815 (approximately $30,543), respectively. The above fees for each of our directors (other than Yigal Jacoby) have included a per-meeting attendance fee of ILS 3,750 (approximately $1,043) for any meeting he or she attended in person, and ILS 2,250 (approximately $626) for any meeting he or she attended by conference call or similar means. Our directors are also typically granted upon election an agreed amount of equity based awards, which vest over a period of not less than three years, and 10,000 RSUs, as of every third annual general meeting following the respective director's initial election.

During 2018, our executive officers and directors received, in the aggregate, options and RSUs to purchase 270,000 ordinary shares under our equity incentive plans. The options (excluding RSUs) have a weighted average exercise price of approximately $5.94 and expire up to ten years after the date the options were granted.

Compensation of our Five Most Highly Compensated Office Holders

Summary Compensation Table

The table and summary below outline the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2018. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, equity-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car, phone and social benefits paid to or earned by each Covered Executive during the year ended December 31, 2018.

Name and Principal Position (1)	Salary ($)	Bonus ($) (2)	Equity-Based Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
Erez Antebi, President and Chief Executive Officer	267,876	65,849	232,160	99,781	665,666
Ran Fridman, Executive Vice President Global Sales	412,514	11,812	58,817	70,609	553,752
Alberto Sessa, Chief Financial Officer	219,502	26,685	67,772	71,890	385,849
Rael Kolevsohn, Vice President, Legal Affairs, General Counsel and Company Secretary	211,001	26,669	80,240	60,270	378,180
Ronen Priel, VP Product and Strategy, Product Management	184,682	21,906	60,483	66,439	333,510

(1)	Unless otherwise indicated herein, all Covered Executives are full-time employees of Allot.
(2)	Amounts reported in this column represent annual incentive bonuses granted to the Covered Executives based on performance-metric based formulas set forth in their respective employment agreements.
(3)
Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 12 to our consolidated financial statements for the year ended December 31, 2018, included herein.

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

Our Class I directors, Nadav Zohar, will hold office until the 2019 Annual General Meeting of Shareholders. Our Class II directors, Itzhak Danziger and Miron Kenneth, will hold office until our annual meeting of shareholders to be held in 2020. Our Class III directors, Yigal Jacoby (who also serves as our Chairman of the board of directors) and Manuel Echanove, will hold office until our annual meeting of shareholders to be held in 2021. The directors (other than the outside directors) are elected by a vote of the holders of a majority of the voting power present and voting at the meeting. Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor is duly elected and qualified, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she resigns or is removed from office.

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

Under our articles of association, the approval of a special majority of the holders of at least 75% of the voting rights present and voting at a general meeting is generally required to remove any of our directors (other than the outside directors) from office. The holders of a majority of the voting power present and voting at a meeting may elect directors in their stead or fill any vacancy, however created, in our board of directors. In addition, vacancies on our board of directors, other than a vacancy in the office of an outside director, may be filled by a vote of a simple majority of the directors then in office. A director so chosen or appointed will hold office until the next annual general meeting of our shareholders, unless earlier removed by the vote of a majority of the directors then in office prior to such annual meeting. See “—Outside Directors” for a description of the procedure for election of outside directors.

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

NASDAQ Requirements

Under the NASDAQ Stock Market rules, a majority of directors must meet the independence requirements specified in those rules. Our board of directors consists of seven members, all of whom are independent under the NASDAQ Stock Market rules.  Specifically, our board has determined that Ms. Nurit Benjamini, Mr. Itzhak Danziger, Mr. Yigal Jacoby, Mr. Steven Levy, Mr. Miron Kenneth, Mr. Nadav Zohar and Mr. Manuel Echanove meet the independence standards of the NASDAQ Stock Market rules. In reaching this conclusion, the board determined that none of these directors have a relationship that would preclude a finding of independence and that the other relationships that these directors have with us do not impair their independence.  See “ITEM 16G. Corporate Governance” for additional information.

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

Additionally, under the Companies Law, the audit committee is responsible for: (a) identifying deficiencies in the management of a company’s business and making recommendations to the board of directors as to how to correct them; (b) reviewing and deciding whether to approve certain related party transactions and certain transactions involving conflicts of interest; (c) deciding whether certain actions involving conflicts of interest are material actions and whether certain related party transactions are extraordinary transactions; (d) reviewing the internal auditor’s work program; (e) examining the company’s internal control structure and processes, the performance of the internal auditor and whether the internal auditor has the tools and resources required to perform his or her duties; and (f) examining the independent auditor’s scope of work as well as the independent auditor’s fees, and providing the corporate body responsible for determining the independent auditor’s fees with its recommendations. In addition, the audit committee is also responsible for implementing procedures concerning employee complaints on improprieties in the administration of the company’s business and the protection to be provided to such employees. Furthermore, in accordance with regulations promulgated under the Companies Law, the audit committee discusses the draft financial statements and presents to the board its recommendations with respect to the draft financial statements. The audit committee charter states that in fulfilling this role the committee is entitled to rely on interviews and consultations with our management, our internal auditor and our independent auditor, and is not obligated to conduct any independent investigation or verification.

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

As of the date of this annual report, there are no claims for directors’ and officers’ liability insurance which have been filed in 2018 under our policies and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

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

D.            Employees

As of December 31, 2018, we had 524 employees of whom 296 were based in Israel, 121 in Europe, 17 in North America, 30 in Latin America and 60 in Asia, Africa and Oceania. We have never experienced a work stoppage or a strike. The breakdown of our employees by department is as follows:
	December 31,
Department	2016	2017	2018
Manufacturing and operations	16	13	13
Research and development	168	163	200
Sales, marketing, service and support	216	250	261
Management and administration	45	51	50
Total	445	477	524

The table below provides a breakdown of personnel employed or engaged by the Company:

	December 31,
Department	2016	2017	2018
Full time Employee	378	404	422
Part time Employee	27	26	27
Permanent Contractor	31	36	41
Subcontractor	9	11	34
Total	445	477	524

In the foregoing table and in each instance herein where number of employees is provided, employees include full time and part time employees, as well as subcontractors and consultants. Typically, our employees, as well as our subcontractors and consultants, are employed or engaged for indefinite periods of time and may be dismissed or terminated with or without notice, depending on the jurisdiction and contracts under which they are employed or engaged. Under applicable Israeli law, we and our employees are subject to protective labor provisions such as restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and advance notice of termination of employment as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Economy make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation, travel expenses, and pension rights. Except as otherwise stated hereunder, our employees are not represented by a labor union. Under Spanish Labor law, we and our employees are subject to protective labor provisions and collective bargaining agreements, governing, among others, restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and advance notice of termination of employment as well as equal opportunity and anti-discrimination laws. Our workers in our San Sebastian office in Spain, are represented by a worker’s representative, who will be subject to reelection during 2020. In addition, our employees in our Madrid office are represented by five worker representatives, who were recently elected for a term of four years and thus will be subject to reelection during 2021. Such representatives represent the employees with respect to labor health and prevention, training and equality. We provide our employees with benefits and working conditions which we believe are competitive with benefits and working conditions provided by similar companies. We have never experienced labor-related work stoppages and believe that our relations with our employees are good.

E.            Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 1, 2019 by (i) each of our directors, (ii) each of our executive officers and (iii) all of our executive officers and directors serving as of March 1, 2019, as a group. Unless otherwise stated, the address of each named executive officer and director is c/o Allot Ltd, 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 45240, Israel.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class
Directors
Nurit Benjamini	*	*
Itzhak Danziger	*	*
Manuel Echanove	*	*
Nadav Zohar	*	*
Steven D. Levy	*	*
Yigal Jacoby	432,681	1.27%
Miron Kenneth	*	*
Executive Officers
Erez Antebi	*	*
Alberto Sessa	*	*
Nir Pery	*	*
Anat Shenig	*	*
Ronen Priel
Rael Kolevsohn	*	*
Pini Gvili	*	*
Keren Rubanenko
Ran Fridman	*	*
Vered Zur	*	*
Hagay Katz	*	*
All directors and executive officers as a group	952,411	2.8%
               ____________
*          Less than one percent of the outstanding ordinary shares.

(1)
As used in this table, “beneficial ownership” is determined in accordance with the rules of the SEC and consists of either or both voting or investment power with respect to securities. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 1, 2019 through the exercise of any option or pursuant to vesting of RSU. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of March 1, 2019 and outstanding RSUs vesting within 60 days of March 1, 2019, are deemed outstanding for computing the ownership percentage of the person holding such options or RSUs, but are not deemed outstanding for the purpose of computing the ownership percentage of any other person. Except as otherwise indicated, the persons named in the table have reported that they have sole voting and sole investment power with respect to all ordinary shares shown as beneficially owned by them. The amounts and percentages are based upon 34,036,892 ordinary shares outstanding as of March 1, 2019 pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act.

Our directors and executive officers hold, in the aggregate, 1,356,844 outstanding options and RSUs. The said amount includes options currently exercisable for 685,563 ordinary shares, as of March 1, 2019. The options (excluding RSUs) have a weighted average exercise price of $7.06 per share and have expiration dates until 2025.

Share Option Plans

The following table summarizes our equity incentive plans, which have outstanding awards as of March 1, 2019:

Plan	Share reserved	Option and RSU grants, net (*)	Outstanding options and RSUs	Options outstanding exercise price	Date of expiration	Options exercisable
2016 Incentive Compensation Plan	611,410	7,358,581	3,009,310	0.028-27.58	03/01/2019-09/06/2025	1,234,476
____________
(*)	“Option and RSU grants, net” is calculated by subtracting options and RSUs expired or forfeited.

As of March 1, 2019, we had 34,036,892 ordinary shares outstanding.  We have adopted three share option plans. Under our share option plans, as of March 1, 2019, there were 3,009,310 outstanding options and RSUs, including options currently exercisable for 1,234,476 ordinary shares.  As of March 1, 2019, 611,410 shares remained available for future grants under the 2016 Plan (as described below). Upon issuance, such ordinary shares may be freely sold in the public market, except for shares held by affiliates who have certain restrictions on their ability to sell. The options (excluding RSUs) have a weighted average exercise price of $7.38 per share.

We will only grant options, RSUs or other equity incentive awards under the 2016 Incentive Compensation Plan, although previously-granted options will continue to be governed by our other plans.

2016 Incentive Compensation Plan, as amended (formerly, 2006 Incentive Compensation Plan)

The Allot Ltd 2006 Incentive Compensation Plan (the “2006 Plan”) was adopted by the Board on October 29, 2006 and became effective immediately prior to the effective date of the Company’s IPO.   Effective October 28, 2016, the Board of Directors of the Company amended and restated the 2006 Plan to extend the term of the 2006 Plan by ten years and to rename the 2006 Plan as the Allot Ltd 2016 Incentive Compensation Plan (the “2016 Plan”).  The 2016 Plan will remain in effect, subject to the right of the Board of Directors to amend or terminate the 2016 Plan at any time pursuant to the terms of the 2016 Plan, until all shares reserved for issuance under the 2016 Plan shall have been delivered, and any restrictions on such shares shall have lapsed, provided that in no event may an award under the 2016 Plan be granted on or after October 27, 2026.

The 2016 Plan is intended to further our success by increasing the ownership interest of certain of our and our subsidiaries’ employees, directors and consultants and to enhance our and our subsidiaries’ ability to attract and retain employees, directors and consultants.

The number of ordinary shares that we may issue under the 2016 Plan will increase on the first day of each fiscal year during the term of the 2016 Plan, in each case in an amount equal to the lesser of (i) 1,000,000 shares, (ii) 3.5% of our outstanding ordinary shares on the last day of the immediately preceding year, or (iii) an amount determined by our board of directors. The number of shares subject to the 2016 Plan is also subject to adjustment if particular capital changes affect our share capital. Ordinary shares subject to outstanding awards under the 2016 Plan or our 2003 plan or 1997 plans that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2016 Plan. As of March 1, 2019, there were 3,009,310 outstanding options and RSUs under the 2016 Plan and 611,410 ordinary shares remained reserved for future grants under the 2016 Plan.

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

ITEM 7: Major Shareholders and Related Party Transactions

A.            Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 1, 2019, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Lynrock Lake Partners LLC (2)	3,567,466	10.48%
Delek Group Ltd(3)	2,839,928	8.34%
Clal Insurance Enterprises Holdings Ltd. (4)	2,555,300	7.51%
Migdal Insurance & Financial holdings Ltd (5)	2,282,952	6.71%
                ______________
(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 1, 2019 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 34,036,892 ordinary shares outstanding as of March 1, 2019.

(2)
Based on a Schedule 13G filed on March 11, 2019. Lynrock Lake Partners LLC reported that it had sole voting power over 2,326,734 shares. The address of the reporting person is 2 International Drive, Suite 130, Rye Brook, NY 10573.

(3)
Based on a Schedule 13G/A filed on February 14, 2019 The Phoenix Holding Ltd. (“Phoenix”), Delek Group Ltd. (“Delek”) and Ishak Sharon (Tshuva) reported that they had shared voting and dispositive power over 2,839,928 shares. The shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix (the “Subsidiaries”).  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. Phoenix is a majority-owned subsidiary of Delek.  The majority of Delek's outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public. The address of Itshak Sharon (Tshuva) and Delek Investments and Properties Ltd. is 7 Giborei Israel Street, P.O.B. 8464, Netanya, 42504, Israel. The address of Phoenix is Derech Hashalom 53, Givataim, 53454, Israel.

(4)
Based on information provided to us by Clal Insurance Enterprises Holdings Ltd. (“Clal”) on March 1, 2019 Clal had shared voting and dispositive power over 2,555,300 of our shares. All of these shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Clal, according to the following segmentation: 2,357,231 shares are held by Pension Funds; 198,069 shares are held by Profit participating insurance policies, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. The address of the reporting person is 36 Raoul Wallenberg Street, Tel Aviv 37070, Israel.

(5)
Based on information provided to us by Midgal Insurance & Financial Holdings Ltd. (“Migdal”) On March 1, 2019 Migdal had shared voting power and dispositive power over these shares. Of these shares, 2,282,952 shares are held for  members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Reporting Person, each of which subsidiaries operates under independent management and makes independent voting and investment decisions  and 125,864 shares are  held by companies for the management of funds for joint investments in trusteeship, each of which operates under independent management and makes independent voting and investment decisions. The address of the reporting person is 4 Efal Street; P.O BOX 3063; Petach Tikva 49512, Israel.

Significant Changes in the Ownership of Major Shareholders

As of March 1, 2019, Soros Fund Management LLC ceased to be the beneficial owner of 5% or more of our ordinary shares. As of March 1, 2018, Soros Fund Management LLC was the beneficial owner of 5,286,063, or 15.74% of our ordinary shares. As of March 1, 2017, Soros Fund Management LLC was the beneficial owner of 3,336,166, or 10.1% of our ordinary shares.

As of March 1, 2019, Zohar Zisapel ceased to be the beneficial owner of 5% or more of our ordinary shares. As of March 1, 2018, Zohar Zisapel was the beneficial owner of 2,942,930, or 8.46% of our ordinary shares.

As of March 1, 2019, Lynrock Lake Partners LLC. was the beneficial owner of 3,567,466, or 10.48% of our ordinary shares.

As of March 1, 2019, FMR LLC ceased to be the beneficial owner of 5% or more of our ordinary shares. As of March 1, 2018, FMR LLC was the beneficial owner of 1,952,500, or 5.81% of our ordinary shares.   As of March 1, 2017, FMR LLC was the beneficial owner of 3,227,461, or 9.7% of our ordinary shares.

Record Holders

As of March 1, 2019, there were 18 record holders of ordinary shares, of which eight consisted of United States record holders holding approximately 99.49% of our outstanding ordinary shares. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees.  The United States record holders included Cede & Co., the nominee of the Depositary Trust Company.

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

ITEM 8: Financial Information

A.            Consolidated Financial Statements and Other Financial Information.

Consolidated Financial Statements

For our audited consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018, please see pages F-3 to F-49 of this report.

Export Sales

See “ITEM 5: Operating and Financial Review and Prospects” under the caption “Geographic Breakdown of Revenues” for certain details of export sales for the last three fiscal years.

Legal Proceedings

We may, from time to time in the future be involved in legal proceedings in the ordinary course of business. Such matters are generally subject to many uncertainties and outcomes are not predictable with assurance. We accrue for contingencies when the loss is probable and it can reasonably estimate the amount of any such loss. Except as set forth in Note 11 to our consolidated financial statements for the fiscal year ended December 31, 2018 included elsewhere in this report, we are currently not a party to any material legal or administrative proceedings for which an appropriate accrual has not been made, and is not aware of any pending or threatened material legal or administrative proceedings against us.

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

As of March 1, 2019, the last reported sale price of our ordinary shares on the Nasdaq Global Select Market was 7.67 per share and on the Tel Aviv Stock Exchange was 26.70 per share.

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

Ordinary Shares

Our authorized share capital consists of 200,000,000 ordinary shares, par value ILS 0.10 per share. As of March 1, 2019, we had 34,036,892 ordinary shares outstanding. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

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

Dividend and Liquidation Rights.   Under the Companies Law, shareholder approval is not required for the declaration of a dividend, unless the company’s articles of association provide otherwise. Our articles of association provide that our board of directors may declare and distribute a dividend to be paid to the holders of ordinary shares without shareholder approval in proportion to the paid up capital attributable to the shares that they hold. Dividends may be paid only out of profits legally available for distribution, as defined in the Companies Law, provided1 that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. If we do not have profits legally available for distribution, we may seek the approval of the court to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

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

Material Contract	Location
Agreement with Flextronics (Israel) Ltd. and Amendment No. 1 thereto	“ITEM 4.B: Information on the Company–Business Overview–Manufacturing.”
Agreement with Optenet S.A	“ITEM 5.A: Operating and Financial Review and Prospects-Operating Results”
Non-Stabilized Lease Agreement	“ITEM 4: Information on Allot – D. Property, Plant and Equipment”

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. In 2018 and 2017, the corporate tax rate was 23% and 24%, respectively. The corporate tax rate for 2019 and thereafter is scheduled to be 23%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise, a Preferred Enterprise or a Technological Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

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

As of December 31, 2018, we believe that we met the aforementioned conditions.

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

As of December 31, 2018, we did not generate exempt income under the provisions of the Investments Law.

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

Any dividends distributed to foreign companies, as defined in the Investment law, derived from income from the Technological Preferred Enterprise will be subject to tax at a rate of 20% (which may be reduced by an applicable double tax treaty, or a lower rate of 4% in case 90% or more of the Preferred Technological Enterprise’s shares are held by foreign corporations.

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

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, for United States federal income tax purposes, the gross amount of any distribution made to you, with respect to our ordinary shares before reduction of any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (that is, gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you.

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

PFIC status is an annual determination that is based on tests which are factual in nature and our status in future years will depend on our income, assets and activities in each of those years. Therefore, there can be no assurance that we will not be considered a PFIC for any taxable year. While public companies often employ a market capitalization method to value their assets, the IRS has not issued guidance concerning how to value a foreign public company’s assets for PFIC purposes. The market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile. In certain circumstances, including volatile market conditions, it may be appropriate to employ alternative methods to more accurately determine the fair market value of our assets other than the market capitalization method. Given the volatility of the capital markets in recent years, we have obtained an independent valuation of our company for the 2018 tax year, as well as an opinion from a U.S. tax advisor that, applying the results of the independent valuation of our company which employed an approach other than the market capitalization approach, and which provided the reasoning underlying the use of such approach, we should not be a PFIC for the 2018 taxable year. We considered such valuation in determining the value of our total assets and we also considered the above-referenced opinion. On that basis, we believe that we were not a PFIC for the 2018 tax year. However, there can be no certainty that the IRS will not challenge such a position and determine that based on the IRS’s interpretation of the asset test, we were a PFIC for the 2018 tax year.  If we were a PFIC, and you are a U.S. Holder, you generally would be subject to ordinary income tax rates, imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “–Distributions”) with respect to any gain from the sale, exchange or other disposition of, and certain distributions with respect to, your ordinary shares. A U.S. Holder should consult his, her or its own tax advisor with respect to the potential application of the PFIC rules in his, her or its particular circumstances.

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

F.            Dividends and Paying Agents

Not applicable.

G.            Statement by Experts

Not applicable.

H.            Documents on Display

We are currently subject to the information and periodic reporting requirements of the Exchange Act, and file periodic reports and other information with the SEC through its electronic data gathering, analysis and retrieval (EDGAR) system. The SEC maintains a website at http:/www.sec.gov containing reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our securities filings, including this annual report and the exhibits thereto, are available on the SEC’s website, the TASE’s website at http://maya.tase.co.il and the Israeli Securities Authority’s website at http://www.magna.isa.gov.il. As permitted under NASDAQ Stock Market Rule 5250(d)(1)(C), we will also post our annual reports filed with the SEC on our website at http://www.allot.com. We will furnish hard copies of such reports to our shareholders upon written request free of charge. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also furnish to the SEC reports on Form 6-K containing quarterly unaudited financial information.

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the ILS. In 2018, we derived our revenues primarily in U.S. dollars and a substantial portion in Euros and other currencies. Although a substantial part of our expenses were denominated in U.S. dollars, a significant portion of our expenses were denominated in ILS and to a lesser extent in Euros and other currencies. Our ILS-denominated expenses consist principally of salaries and related personnel expenses. We monitor foreign currency exposure and, from time to time, may use various instruments to preserve the value of sales transactions and commitments; however, this cannot assure our protection against risks of currency fluctuations. Any strengthening or weakening in the value of the ILS against the U.S. is being partially mitigated using hedging transactions and therefore, though we cannot provide any assurance that such transaction will fully mitigate the effect on our net income, it is not likely that such effect will be material.

In the event of a 10% hypothetical strengthening or weakening in the value of the Euro against the U.S. dollar, we may be able to mitigate the effect of such currency exchange fluctuation by adapting our pricing. However, in the event that market conditions will limit our ability to adjust our pricing, we might not be able to fully mitigate the adverse effect of such currency fluctuation. We estimate that in such event, the impact on our net income in 2018 is not likely to exceed $2 million. For more information regarding foreign currency related risks, see “ITEM 3: Key Information—Risk Factors—our international operations expose us to the risk of fluctuations in currency exchange rates.”

We use currency forward contracts together with currency options primarily to hedge payments in ILS. These transactions constitute a future cash flow hedge. As of December 31, 2018, we had outstanding forward contracts in the amount of $30.1 million. These transactions were for a period of up to twelve months. As of December 31, 2018, the fair value of the above mentioned foreign currency derivative contracts was $0.3 million.

ITEM 12: Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

A.            Material Modifications to the Rights of Security Holders

None.

B.            Use of Proceeds

Not applicable.

ITEM 15: Controls and Procedures

(a)
Disclosure Controls and Procedures. As of the end of the period covered by this report, our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2018. Based upon, and as of the date of, such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2018, our disclosures controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018.

In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2018 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

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

ITEM 16B: Code of Ethics

We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller and persons performing similar functions. This code has been posted on our website, www.allot.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein.  Waivers of our code of ethics may only be granted by the board of directors.  Under Item 16B of Form 20-F, if a waiver or amendment of the code of ethics applies to the persons specified in Item 16B(a) of the Form 20-F and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Form 6-K. We granted no waivers under our code of ethics in 2018.

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Auditors

The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm.

	Year ended December, 31,
	2017	2018
	(in thousands of U.S. dollars)
Audit Fees(1)	$235	$275
Audit-Related Fees(2)	30	10
Tax Fees(3)	128	104
Total	$393	$389
____________
(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit for 2017 and 2018, certain procedures regarding our quarterly financial results submitted on Form 6-K and consultation concerning financial accounting and reporting standards.

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

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants.

Our audit committee pre-approved all audit and non-audit services provided to us and to our subsidiaries during the periods listed above.

ITEM 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

On August 2015, the Board of Directors approved a program for the Company to repurchase up to $15 million of its outstanding ordinary shares, which program was thereafter approved by the Israeli court, pursuant to Israeli law on November 26, 2015. Share purchases will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with all applicable securities laws and regulations. The repurchase program does not require Allot to acquire a specific number of shares, and may be suspended from time to time or discontinued. The court approvals previously granted were each valid for a period of six months.  During 2016, we repurchased a total of 0.8 million shares of our ordinary shares for approximately $3.8 million at an average price of $4.82 per share under this program. During 2017 and 2018 we did not repurchase any additional outstanding ordinary shares.

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

Allot Ltd By: /s/ Erez Antebi Erez Antebi Chief Executive Officer and President

Dated: March 19, 2019

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Number	Description
1.1	Articles of Association of the Registrant (2)
1.2	Certificate of Name Change (10)
1.3	Memorandum of Association of the Registrant (11)
2.1	Specimen share certificate (1)
4.1
Non-Stabilized Lease Agreement, dated February 13, 2006, by and among, Aderet Hod Hasharon Ltd., Miritz, Inc., Leah and Israel Ruben Assets Ltd., Tamar and Moshe Cohen Assets Ltd., Drish Assets Ltd., S. L. A. A. Assets and Consulting Ltd., Iris Katz Ltd., Y. A. Groder Investments Ltd., Ginotel Hod Hasharon 2000 Ltd. and Allot Ltd (1)

4.2	2016 Incentive Compensation Plan, as amended and restated (7)
4.3	Israeli Subplan (Appendix A) of the 2016 Incentive Compensation Plan, as amended and restated (8)
4.4	US Subplan (Appendix B) of the 2016 Incentive Compensation Plan, as amended and restated (9)
4.5	Manufacturing Agreement, dated July 19, 2007, by and between Flextronics (Israel) Ltd. and the Registrant (4)
4.6	Amendment No. 1, dated September 1, 2012, to the Manufacturing Agreement, dated July 19, 2007, by and between Flextronics (Israel) Ltd. and the Registrant (12)
4.7	Asset Purchase Agreement, dated February 19, 2015, by and between Optenet S.A. and the Registrant. (3)
4.8	Compensation Policy for Executive Officers and Directors (5)
8.1	List of Subsidiaries of the Registrant
11.1	Code of Ethics (6)
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications), furnished herewith
15.1	Consent of Kost Forer Gabbay & Kasierer
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.LAB	XBRL Taxonomy Label Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
____________
(1)	Previously filed with the Securities and Exchange Commission on October 31, 2006 pursuant to a registration statement on Form F-1 (File No. 333-138313) and incorporated by reference herein.
(2)	Previously included in Exhibit 99.3 to the report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on November 1, 2018 and incorporated by reference herein.
(3)
Previously filed with the Securities and Exchange Commission on March 26, 2015 as Exhibit 4.8 to the annual report on Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.

(4)
Previously filed with the Securities and Exchange Commission on March 28, 2016 as Exhibit 5.1 to the annual report on Form 20-F for the year ended December 31, 2015 and incorporated by reference herein.

(5)
Previously included in Exhibit A-1 to Proxy statement included in Exhibit 99.1 to the report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on August 15, 2016 and incorporated by reference herein.

(6)	Previously filed with the Securities and Exchange Commission on June 28, 2007, as Exhibit 4 to the annual report on Form 20-F for the year ended December 31, 2006 and incorporated by reference herein.
(7)
Previously filed with the Securities and Exchange Commission on March 23, 2017 as Exhibit 4.2 to the annual report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.

(8)
Previously filed with the Securities and Exchange Commission on March 23, 2017 as Exhibit 4.3 to the annual report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.

(9)
Previously filed with the Securities and Exchange Commission on March 23, 2017 as Exhibit 4.4 to the annual report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.

(10)	Previously included in Exhibit 99.1 to the report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on November 1, 2018 and incorporated by reference herein.
(11)	Previously included in Exhibit 99.2 to the report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on November 1, 2018 and incorporated by reference herein.
(12)
Previously filed with the Securities and Exchange Commission on March 22, 2018 as Exhibit 4.6 to the annual report on Form 20-F for the year ended December 31, 2017 and incorporated by reference herein

ALLOT LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

U.S. DOLLARS IN THOUSANDS

ALLOT LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menahem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ALLOT LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Allot Ltd. (the “Company“) as of December 31, 2018 and 2017, the related consolidated statements of operations ,comprehensive loss stockholders‘ equity and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes and schedules (collectively referred to as the “financial statements“). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018 and 2017, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with US generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 19, 2019 expressed an unqualified opinion thereon.

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
March 19, 2019

Kost Forer Gabbay & Kasierer 144 Menahem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ALLOT LTD.

Opinion on Internal Control over Financial Reporting

We have audited Allot Ltd. (the "Company") internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO Criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017 and the related consolidated statements of operations, statements of comprehensive loss, Changes in Stockholders’ Equity and cash flows for each of the three years in the period ended December 31, 2018 of the Company and our report dated March 19, 2019 expressed an unqualified opinion thereon.

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
Tel-Aviv, Israel
March 19, 2019

ALLOT LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2018	2017
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$16,336	$15,342
Restricted deposit	465	428
Short-term bank deposits	22,543	31,043
Available-for-sale marketable securities	64,290	63,194
Trade receivables (net of allowance for doubtful accounts of $ 1,415 and $ 1,292 at December 31, 2018 and 2017, respectively)	26,093	22,737
Other receivables and prepaid expenses	3,647	2,649
Inventories	11,345	7,897

Total current assets	144,719	143,290

NON-CURRENT ASSETS:
Restricted deposit	257	-
Severance pay fund	345	302
Deferred taxes	281	301
Other assets	600	1,135

Total non-current assets	1,483	1,738

PROPERTY AND EQUIPMENT, NET	6,249	5,002

INTANGIBLE ASSETS, NET	4,961	2,933
GOODWILL	32,432	31,562

Total assets	$189,844	$184,525

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2018	2017
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$7,813	$5,857
Employees and payroll accruals	7,357	8,535
Deferred revenues	13,855	11,370
Other payables and accrued expenses	13,695	5,742

Total current liabilities	42,720	31,504

LONG-TERM LIABILITIES:
Deferred revenues	4,247	3,878
Accrued severance pay	806	747
Other long-term liability	6,168	5,267

Total long-term liabilities	11,221	9,892

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.1 par value - Authorized: 200,000,000 shares at December 31, 2018 and 2017; Issued: 34,712,261 and 34,299,262 shares at December 31, 2018 and 2017, respectively; Outstanding: 33,896,261 and 33,483,262 shares at December 31, 2018 and 2017, respectively	853	851
Additional paid-in capital	271,765	268,487
Treasury stock at cost - 816,000 shares at December 31, 2018 and 2017.	(3,998)	(3,998)
Accumulated other comprehensive income (loss)	(767)	36
Accumulated deficit	(131,950)	(122,247)

Total shareholders' equity	135,903	143,129

Total liabilities and shareholders' equity	$189,844	$184,525

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2018	2017	2016
Revenues:
Products	$56,169	$48,727	$54,432
Services	39,668	33,265	35,937
Total revenues	95,837	81,992	90,369

Cost of revenues:
Products	20,061	19,258	20,401
Services	9,288	9,272	7,494

Total cost of revenues	29,349	28,530	27,895

Gross profit	66,488	53,462	62,474

Operating expenses:
Research and development (net of grant participations of $ 374, $ 392 and $ 606 for the years ended December 31, 2018, 2017 and 2016, respectively)	25,418	21,852	24,221
Sales and marketing	40,849	38,316	35,290
General and administrative	10,416	10,696	9,812

Total operating expenses	76,683	70,864	69,323

Operating loss	(10,195)	(17,402)	(6,849)
Financial income, net	2,208	894	1,059

Loss before income tax expense	(7,987)	(16,508)	(5,790)
Income tax expense	2,428	1,564	2,204

Net loss	$(10,415)	$(18,072)	$(7,994)

Unrealized gain (loss) on available-for-sale marketable securities	(226)	(35)	337
Unrealized gain (loss) on foreign currency cash flow hedges transactions	(577)	220	(16)

Total comprehensive loss	$(11,218)	$(17,887)	$(7,673)

Net loss per share:
Basic and diluted	$(0.31)	$(0.54)	$(0.24)

Weighted average number of shares used in per share computations of net loss:
Basic and diluted	33,710,507	33,253,158	33,202,309

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in capital		Accumulated other comprehensive income (loss)		Total shareholders' equity
	Outstanding shares	Amount		Treasury stock		Accumulated deficit

Balance at January 1, 2016	33,558,102	837	259,385	(166)	(470)	(96,181)	163,405

Exercise of stock options	290,617	6	236	-	-	-	242
Treasury stock acquired, net	(791,000)	-	-	(3,832)	-	-	(3,832)
Stock-based compensation	-	-	5,161	-	-	-	5,161
Other comprehensive income	-	-	-	-	321	-	321
Net loss	-	-	-	-	-	(7,994)	(7,994)

Balance at December 31, 2016	33,057,719	843	264,782	(3,998)	(149)	(104,175)	157,303

Exercise of stock options	425,543	8	354	-	-	-	362
Stock-based compensation	-	-	3,351	-	-	-	3,351
Other comprehensive income	-	-	-	-	185	-	185
Net loss	-	-	-	-	-	(18,072)	(18,072)

Balance at December 31, 2017	33,483,262	851	268,487	(3,998)	36	(122,247)	143,129

Cumulative effect of new accounting standard (See Note 1)	-	-	-	-	-	712	712
Exercise of stock options	412,999	2	416	-	-	-	418
Stock-based compensation	-	-	2,862	-	-	-	2,862
Other comprehensive income	-	-	-	-	(803)	-	(803)
Net loss	-	-	-	-	-	(10,415)	(10,415)

Balance at December 31, 2018	33,896,261	853	271,765	(3,998)	(767)	(131,950)	135,903

Accumulated other comprehensive loss:

	Year ended December 31,
	2018	2017	2016

Accumulated unrealized loss on available-for-sale marketable securities	$(349)	$(123)	$(88)
Accumulated unrealized loss on foreign currency cash flows hedge transactions gain (loss)	(418)	159	(61)

Accumulated other comprehensive gain (loss)	$(767)	$36	$(149)

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016
Cash flows from operating activities:

Net loss	$(10,415)	$(18,072)	$(7,994)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	3,834	3,668	4,043
Stock-based compensation	2,862	3,366	5,141
Capital loss	39	27	24
Increase (decrease) in accrued severance pay, net	16	105	(29)
Decrease in other assets	535	1	1,576
Decrease in accrued interest and amortization of premium on marketable securities	804	913	1,238
Decrease (increase) in trade receivables	(3,356)	1,421	(284)
Decrease (increase) in other receivables and prepaid expenses	(1,101)	1,350	699
Decrease (increase) in inventories	(3,448)	(662)	2,934
Decrease (increase) in long-term deferred taxes, net	20	(34)	234
Increase (decrease) in trade payables	1,945	2,582	(3,832)
Increase (decrease) in employees and payroll accruals	(1,178)	1,140	(811)
Increase (decrease) in deferred revenues	3,566	518	(4,248)
Increase (decrease) in other payables and accrued expenses	6,906	3,449	(2,155)

Net cash provided by (used in) operating activities	1,029	(228)	(3,464)

Cash flows from investing activities:

Redemption of (Investment in) restricted deposits	(294)	(428)	203
Redemption of (Investment in) short-term deposits	8,500	(1,222)	12,879
Purchase of property and equipment	(3,485)	(2,833)	(1,582)
Investment in available-for sale marketable securities	(34,777)	(30,123)	(29,695)
Proceeds from redemption or sale of marketable securities	32,651	26,488	33,208
Proceeds from sale of property and equipment	-	-	26
Acquisition of Netonomy, net of cash (see schedule A below)	(3,048)	-	-

Net cash provided (used in) by investing activities	(453)	(8,118)	15,039

ALLOT LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016
Cash flows from financing activities:

Proceeds from exercise of stock options	418	362	113
Purchase of treasury stock, net	-	-	(3,832)

Net cash provided by (used in) financing activities	418	362	(3,719)

Increase (decrease) in cash and cash equivalents	994	(7,984)	7,856
Cash and cash equivalents at the beginning of the year	15,342	23,326	15,470

Cash and cash equivalents at the end of the year	$16,336	$15,342	$23,326

Supplementary cash flow information:

Cash paid (received) during the year for:

Taxes	$347	$342	$175

Schedule A- Acquisition of Netonomy:

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
Working capital, net (excluding cash and cash equivalents)	$(153)	$-	$-
Equipment and other assets	4	-	-
Intangible assets	3,659	-	-
Goodwill	870	-	-

Total consideration	$4,380	$-	$-
Non cash consideration	$(1,332)	$-	$-
Payment for acquisition, net of cash	$3,048	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
Allot Ltd. (the "Company") was incorporated in November 1996 under the laws of the State of Israel. The Company is engaged in developing, selling and marketing network intelligence and security solutions for mobile, fixed and cloud service providers, as well as enterprises, and helping them enhance value to their customers. The Company’s flexible and highly scalable hardware platforms and software applications are deployed globally for network and application analytics, traffic control and shaping, network-based security including mobile security, DDoS protection, IoT security and more. The Company's main platforms include Allot Service Gateway service delivery platform and Allot Secure. Allot SG enables network operators to learn about users and network behaviors to improve quality of service and reduce costs; and Allot Secure enables customers to detect security breaches and protect networks and network users from attacks. These platforms and the solutions they provide empower service providers and enterprises to get more out of their networks, to secure and to manage them better, to clearly see and understand their networks from within, and to innovate, optimize, and capitalize on every opportunity, all the while deploying new services faster and constantly increasing value to their customers.

The Company's Ordinary Shares are listed in the NASDAQ Global Select Market under the symbol "ALLT" from its initial public offering in November 2006. Since November, 2010, the Company's Ordinary Shares have been listed for trading in the Tel Aviv Stock Exchange as well.

The Company holds fourteen wholly-owned subsidiaries (the Company together with said subsidiaries shall collectively be referred to as "Allot"): Allot Communications, Inc. in Burlington, Massachusetts, United-States (the "U.S. subsidiary"), which was incorporated in 1997 under the laws of the State of California, Allot Communication Europe SARL in Sophia, France (the "European subsidiary"), which was incorporated in 1998 under the laws of France, Allot Communications Japan K.K. in Tokyo, Japan (the "Japanese subsidiary"), which was incorporated in 2004 under the laws of Japan, Allot Communication (UK) Limited (the "UK subsidiary"), which was incorporated in 2006 under the laws of England and Wales, Allot Communications (Asia Pacific) Pte. Ltd. ("the Singaporean subsidiary"), which was incorporated in 2006 under the laws of Singapore, Allot Communications (New Zealand) Limited. (the "NZ subsidiary"), which was incorporated in 2007 under the laws of New Zealand, Allot India Private Limited. (the "Indian subsidiary”), which was incorporated in 2012 under the laws of India and commenced its activity in 2013, Allot Communications Africa (PTY) Ltd. (the "African subsidiary”), which was incorporated in 2013 under the laws of South Africa, Allot Communications (Hong Kong) Limited (the "HK subsidiary”), which was incorporated in 2013 under the laws of Hong-Kong, Allot Communications Spain, S.L. Sociedad Unipersonal (the "Spanish subsidiary”), which was incorporated in 2015 under the laws of Spain, Allot Communications (Colombia) S.A.S (the "Colombian subsidiary”), which was incorporated in 2015 under the laws of Colombia and Allot MexSub (the "Mexican subsidiary"), which was incorporated in 2015 under the laws of Mexico, Allot Turkey Komunikasion Hizmeleri limited (the “Turkish subsidiary”), which was incorporated in 2018 under laws of Turkey, Allot Australia (PTY) LTD (the “Australian subsidiary”), which was incorporated in 2018 under the laws of Australia.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

The U.S., Spanish, Colombian and Indian subsidiaries are engaged in the sale, marketing and technical support services of the Company's products in the Americas, Colombia and India, respectively. The European (excluding Spanish), Japanese, NZ, UK, Singaporean, HK, African, Turkish and Australian subsidiaries are engaged in marketing and technical support services of the Company's products in Europe, Japan, Oceania, UK, Asia and Africa, respectively.

The Spanish and Mexican subsidiaries commenced operations in 2015 and are engaged in the marketing, technical support and development activities of one of the Company's product lines.

b.	Acquisition:

On January 14, 2018 (the "Netonomy acquisition date"), the Company entered into a purchase agreement with the shareholders of Netonomy LTD ("Netonomy"), a developer of software-based cyber security solution for the connected home.

The total consideration for the acquisition was $ 4,380, which consisted of $ 3,180 paid in cash, holdback amount summing to $ 1,100 and an additional contingent consideration at fair value of $ 1,041 at the Netonomy acquisition date. As of December 31, 2018, the contingent consideration is estimated at fair value of $ 1,056. The change in fair value of the contingent consideration was recorded to operating expenses.

The holdback amount (“Holdback Amount”) summing to $ 1,100 would be held to partially satisfy any claims for indemnification. Such amount shall be paid in three installments consisting each one 40%, 40% and 20% of the Holdback amount following the first, second and 30-months anniversaries of the Closing Date, respectively. Notwithstanding the aforementioned, a sum of $ 797 thousand out of the Holdback Amount shall be paid provided that certain employees keep working in the Company during the here mentioned periods (“the Restricted Holdback Amount”).

The contingent consideration is payable over a two-and-a-half-year term, starting April 1, 2018 and ending September 30, 2020 depending on the Company’s revenues from Netonomy’s technology, and has payments cap of $ 1,100. The obligations in respect of the holdback amount and the contingent consideration are presented under Other payables and accrued expenses and Other long-term liability.

The acquisition was accounted for using the purchase method of accounting in accordance with ASC No. 805, “Business Combinations” ("ASC No. 805"). Accordingly, the purchase price was allocated according to the estimated fair values of the assets acquired and liabilities assumed and the excess of the purchase price over the net tangible and identified intangible assets was assigned to goodwill. The fair value of intangible assets was determined by management with the assistance of a third-party valuation.

On July 2018, the merger of  Netonomy with the Company was approved by the Israeli tax authorities with Allot as the receiving company and Netonomy as the transferring company and March 31, 2018 as the Merger Date.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Fair value

Non-current assets	$4
Account Payable	(11)
Other Payables	(142)
IPR&D	3,659
Goodwill	870

Net assets acquired	$4,380

The acquired assets are net of cash balance of $ 132.

IPR&D is related to new technology that is still under development. Netonomy’s solution provides a simple, reliable and secure network for connected homes through a minimal footprint agent installed on the home router, which provides visibility into the network and blocks external and internal attacks.

Acquisition costs in a total amount of $49 were recorded to operating expenses.

Unaudited pro forma condensed results of operations:

Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company’s consolidated statements of income.

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

ALLOT LTD.

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

Short-term bank deposits are deposits with maturities of more than three months but less than one year at the balance sheet date. The deposits are in dollars and bear interest at annual weighted average rate of 2.82% and 1.63% at December 31, 2018 and 2017, respectively. In connection with the Company's hedging transactions, the Company is required to maintain compensating deposits balances in the bank. Out of the short-term bank deposits, a total of $2,500 and $2,581 are due to the hedging transactions as of December 31, 2018 and 2017, respectively.

ALLOT LTD.

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

The Company's securities are reviewed for impairment in accordance with ASC 320-10-35. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be Other-Than-Temporary Impairment (OTTI). Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. Based on the above factors, the Company concluded that unrealized losses on its available-for-sale securities, for the years ended 2018, 2017 and 2016, were not OTTI.

h.         Inventories:

Inventories are stated at the lower of cost or net realizable value. Inventory write-offs are provided to cover risks arising primarily from end of life products and from slow-moving items, technological obsolescence, and excess inventory. Inventory write-offs during the years ended December 31, 2018, 2017 and 2016 amounted to $ 2,231, $ 1,260 and $ 1,004, respectively, and were recorded in cost of revenues.

Inventory write-off provision as of December 31, 2018 and 2017 amounted to $ 2,818 and $ 2,756, respectively.

Cost is determined using the weighted average cost method.

ALLOT LTD.

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

The Company operates in one operating segment, and this segment comprises its only reporting unit. The Company has performed an annual impairment analysis as of December 31, 2018 and determined that the carrying value of the reporting unit was less than the fair value of the reporting unit. Fair value is determined using market capitalization. During years 2018, 2017 and 2016, no impairment losses were recorded.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Impairment of long-lived assets and intangible assets subject to amortization:

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

During the years ended December 31, 2018, 2017 and 2016, no impairment losses were recorded.

l.	Revenue recognition:

The Company generates revenues mainly from selling its products along with related maintenance and support services. At times, these arrangements may also include professional services, such as installation services or training. The Company generally sells its products through resellers, distributors, OEMs and system integrators, all of whom are considered end-users.

The Company adopted accounting standards codification 606, "Revenue from Contracts with Customers" ("ASC 606"), effective on January 1, 2018. The Company recognizes revenue under the core principle that transfer of control to the Company’s customers should be depicted in an amount reflecting the consideration the Company expects to receive . As such, the Company identifies a contract with a customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to each performance obligation in the contract and recognizes revenues when (or as) the Company satisfies a performance obligation.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company enters into contracts that can include combinations of products and services, that are capable of being distinct and accounted for as separate performance obligations.  The products are distinct as the customer can derive the economic benefit of it without any professional services, updates or technical support. The Company allocates the transaction price to each performance obligation based on its relative standalone selling price out of the total consideration of the contract. For support, the Company determines the standalone selling prices based on the price at which the Company separately sells a renewal contract on a stand-alone basis. For professional services, the Company determines the standalone selling prices based on the price at which the Company separately sells those services on a stand-alone basis.

Maintenance and support related revenues are deferred and recognized on a straight-line basis over the term of the applicable maintenance and support agreement. Other services are recognized upon the completion of installation or when the service is provided.

Deferred revenue includes amounts received from customers for which revenue has not yet been recognized. Deferred revenues are classified as short and long-term based on their contractual term and recognized as revenues at the time the respective elements are provided.

Transaction price allocated to remaining performance obligations represents non-cancelable contracts that have not yet been recognized that include deferred revenue and amounts not yet received that will be recognized as revenue in future periods. The aggregate amount of the transaction price allocated to remaining performance obligations that the Company expects to recognize after the year ending December 31, 2019 is approximately $5,279.

The Company pays sales commissions to sales and marketing personnel based on their certain predetermined sales goals. Sales commissions earned by its employees are capitalized and amortized in over the revenue recognition period. Amortization expenses related to these costs are included in sales and marketing expenses in the consolidated statements of operations. For the year ended December 31, 2018, the amortization of deferred commission was $1,462.

The Company estimated variable consideration related to product returns based on its experience with historical product returns and other known factors. Such provisions amounted to $191 and $686 as of December 31, 2018 and 2017, respectively. Following the adoption of ASC 606, As of December 31, 2018, this provision was recorded as part of other payables and accrued expenses.

As of December 31, 2018, following the adoption of ASC 606, the Company recognizes for term-based license agreements at the point in time when control transfers and the associated maintenance revenues over the contract period. Adoption of the standard have resulted in a reduction of deferred revenues of $712 that was recorded in accumulated deficit due to upfront recognition of license revenues from term licenses.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The cumulative effect of the changes made to the consolidated balance sheet as of January 1, 2018 for the adoption of Topic 606-10 was as follows:

	December 31, 2017	Adjustments	January 1, 2018
	(in thousands)
Deferred revenue, short term	11,370	(311)	11,059
Deferred revenue, long term	3,878	(75)	3,803
Trade receivables	22,737	326	23,063
Accumulated deficit	122,247	(712)	121,535

In accordance with Topic 606-10, the disclosure of the impact of adoption on the consolidated balance sheet as of December 31, 2018 was as follows:

	Amounts under Topic 605	Impact of Adoption	As Reported
	(in thousands)
Consolidated Balance Sheet
Deferred revenue, short term	14,152	(297)	13,855
Deferred revenue, long term	4,264	(17)	4,247
Trade receivables	25,603	490	26,093
Accumulated deficit	132,754	(804)	131,950

In addition, following the adoption of ASC 606, the company’s consolidated statement of operations for the year ended December 31, 2018, included an increase of revenue in the amount of  $ 92 thousands, net, compared to the accounting treatment under ASC 605.

m.         Advertising expenses:

Advertising expenses are charged to the statement of comprehensive loss, as incurred. Advertising expenses for the years ended December 31, 2018, 2017 and 2016 amounted to $ 1,270, $ 1,236 and $ 1,081, respectively.

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

ALLOT LTD.

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

Severance expense for the years ended December 31, 2018, 2017 and 2016, amounted to $ 1,950, $ 1,801 and $ 1,976, respectively.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.         Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with Accounting Standards Codification No. 718, "Compensation - Stock Compensation" ("ASC No. 718") that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of comprehensive loss. The Company recognizes compensation expenses for the value of its awards based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures.

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

The Company estimated the forfeiture rate based on historical forfeitures of equity awards and adjusted the rate to reflect changes in facts and circumstances, if any. The Company adopted ASU 2016-09 in the first quarter of fiscal year 2017 and elected to retain its existing accounting policy and estimate expected forfeitures. The adoption of this ASU did not have a material impact on the Company's.

The following table sets forth the total stock-based compensation expense resulting from stock options and restricted share units ("RSUs") granted to employees included in the consolidated statements of comprehensive loss, for the years ended December 31, 2018, 2017 and 2016:

	Year ended December 31,
	2018	2017	2016

Cost of revenues	$316	$362	$367
Research and development	678	648	1,240
Sales and marketing	928	1,166	1,833
General and administrative	940	1,190	1,701

Total stock-based compensation expense	$2,862	$3,366	$5,141

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company selected the binomial option pricing model as the most appropriate fair value method for its stock-based compensation awards with the following assumptions for the years ended December 31, 2018, 2017 and 2016:

	Year ended December 31,
	2018	2017	2016

Suboptimal exercise multiple	2.9-3.5	2.9-3.5	2.9-3.5
Risk free interest rate	2.09%-3.05%	0.80%-2.20%	0.47%-1.58%
Volatility	26%-47%	27%-49%	33%-51%
Dividend yield	0%	0%	0%

The expected annual post-vesting and pre-vesting forfeiture rates affects the number of exercisable options. Based on the Company's historical experience, the annual pre-vesting and post-vesting are in the range of 0%-33% and 0%-41%, respectively, in the years 2018, 2017 and 2016.

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

ALLOT LTD.

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

Marketable securities include investments in dollar linked corporate and municipal bonds. Marketable securities consist of highly liquid debt instruments with high credit standing. The Company’s investment policy, approved by the Board of Directors, limits the amount the Group may invest in any one type of investment or issuer, thereby reducing credit risk concentrations. Management believes that the portfolio is well diversified and, accordingly, minimal credit risk exists with respect to these marketable debt securities

The Company's trade receivables are primarily derived from sales to customers located mainly in EMEA, as well as in APAC, Latin America and the United States. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its customers and establishes an allowance for doubtful accounts on a specific basis. Allowance for doubtful accounts amounted to $ 1,415 and $ 1,292 as of December 31, 2018 and 2017, respectively.

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

s.          Grants from the Israel Innovation Authority:

Participation grants from the Israel Innovation Authority (Previously known as the Office of the Chief Scientist) for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development non royalty bearing grants recognized amounted to $ 374, $ 392 and $ 606 in 2018, 2017 and 2016, respectively.

ALLOT LTD.

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

For the years ended December 31, 2018, 2017 and 2016, all outstanding options and RSUs have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive. See Note 16.

ALLOT LTD.

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

The following table shows the components and the effects on net loss of amounts reclassified from accumulated other comprehensive loss as of December 31, 2018:

	Year ended December 31, 2018
	Unrealized losses on marketable securities	Unrealized gains (losses) on cash flow hedges	Total

Balance as of December 31, 2017	$(123)	$159	$36
Changes in other comprehensive income (loss) before reclassifications	(216)	(1,480)	(1,696)
Amounts reclassified from accumulated other comprehensive income (loss) to:
Cost of revenues	-	80	80
Operating expenses	-	823	823
Financial income, net	(10)	-	(10)

Net current-period other comprehensive income (loss)	(226)	(577)	(803)

Balance as of December 31, 2018	$(349)	$(418)	$(767)

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

ALLOT LTD.

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

The Company's earn-out considerations are classified within Level 3. The valuation methodology used by the Company to calculate the fair value consideration is the discounted cash flow using Monte-Carlo simulation method by taking into account, forecast future revenues, expected volatility of 42.5% for Optenet and 20.7% for Netonomy, and weighted average cost of debt of 2%.

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

ALLOT LTD.

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

z.          Warranty costs:

The Company generally provides three months software and a one-year hardware warranty for all of its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's experience. Warranty expenses for the years ended December 31, 2018, 2017 and 2016 were immaterial.

aa.        Recently Issued Accounting Pronouncements:

On January 1, 2018, the Company adopted ASC Topic 606-10 using the modified retrospective method and applied the standard to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606-10, while prior period amounts are not adjusted and continue to be reported in accordance with the historic accounting under Topic 605. The Group recognized the cumulative effect of initially adopting Topic 606-10 as an adjustment to the opening balance of retained earnings as of January 1, 2018. The Group has identified and implemented changes to its accounting processes and controls to support the new revenue recognition and disclosure requirements. In connection with adopting Topic 606-10, the Company recorded a cumulative-effect adjustment to retained earnings of $712 on January 1, 2018. This adjustment relates to the way the Company accounts for term-based license agreements. Under ASC 605 the Company recognized both the term license and maintenance revenues ratably over the contract period whereas under the new revenue standard the Company recognizes term license revenues at the point in time when control transfers and the associated maintenance revenues over the contract period.

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

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2016, the FASB issued ASU 2016-02, “Leases”, on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). ASC 842 supersedes the previous leases standard, ASC 840, "Leases". The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use ("ROU") asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. The company may elect, as a practical expedient, to account for leases with a term of 12 months or less in a manner similar to the accounting under existing guidance for operating leases today. In July 2018, the FASB issued amendments in ASU 2018-11, which provide another transition method in addition to the existing transition method, by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, and to not apply the new guidance in the comparative periods they present in the financial statements. The guidance is effective for the interim and annual periods beginning on or after December 15, 2018, and the Company has elected to apply the standard retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment. To adopt this new standard, the Company has implemented changes to its existing systems and processes in conjunction with a review of existing vendor agreements. The Company expects adoption of the standard to have a material impact on its consolidated balance sheets which will result in the recognition of ROU assets and lease liabilities of approximately $6.7 million on January 1, 2019.

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

ALLOT LTD.

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

In June 2018, the FASB issued Accounting Standards Update No. 2018-07, "Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting" (ASU 2018-07). ASU 2018-07 was issued to simplify several aspects of the accounting for nonemployee share-based payment transactions resulting from expanding the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The Company is currently evaluating the effect of the adoption of ASU 2018-07 on its consolidated financial statements and related disclosures and does not expect it to have a material impact.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31, 2018				December 31, 2017
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Available-for-sale - matures within one year:
Governmental debentures	$1,799	$-	$(2)	$1,797	$573	$20	$(1)	$592
Corporate debentures	37,808	6	(98)	37,716	24,619	8	(22)	24,605

	39,607	6	(100)	39,513	25,192	28	(23)	25,197
Available-for-sale - matures after one year through three years:
Governmental debentures	476	-	(4)	472	108	-	(1)	107
Corporate debentures	24,455	4	(253)	24,206	37,812	64	(187)	37,689

	24,931	4	(257)	24,678	37,920	64	(188)	37,796
Available-for-sale - matures after three years through five years:
Governmental debentures	-	-	-	-	-	-	-	-
Corporate debentures	101	-	(2)	99	205	-	(4)	201
	101	-	(2)	99	205	-	(4)	201

	$64,639	$10	$(359)	$64,290	$63,317	$92	$(215)	$63,194

As of December 31, 2018, the company had no investments with a significant unrealized losses for more than 12 months.

ALLOT LTD.

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

The earn-out liability related to the acquisitions of Optenet and Netonomy are classified within Level 3 because these liabilities are based on present value calculations and an external valuation model whose inputs include market interest rates, estimated operational capitalization rates and volatilities.

The Company's financial net assets measured at fair value on a recurring basis, including accrued interest components, consisted of the following types of instruments as of December 31, 2018 and 2017, respectively:

	As of December 31, 2018
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Available-for-sale marketable securities	$-	$64,290	$-	$64,290
Foreign currency derivative contracts	-	(324)	-	(324)
Earn-out liability	-	-	(6,051)	(6,051)

Total financial net assets	$-	$63,966	$(6,051)	$57,915

	As of December 31, 2017
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Available-for-sale marketable securities	$-	$63,194	$-	$63,194
Foreign currency derivative contracts	-	18	-	18
Earn-out liability	-	-	(5,267)	(5,267)

Total financial net assets	$-	$63,212	$(5,267)	$57,945

Fair value measurements using significant unobservable inputs (Level 3):

Balance at January 1, 2018	$5,267

Earn Out liability - Netonomy	1,041
Earn Out liability adjustments due to exchange rates	(224)
Adjustment due to change in forecast and time value of earn-out consideration	(33)

Balance at December 31, 2018	$6,051

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	DERIVATIVE INSTRUMENTS

The Company enters into hedge transactions with a major financial institution, using derivative instruments, primarily forward contracts and options to purchase and sell foreign currencies, in order to reduce the net currency exposure associated with anticipated expenses (primarily salaries and related expenses that are designated as cash flow hedges) in currencies other than U.S. dollar, and forecasted revenues denominated in Euro. The net income (loss) recognized in "Financial income (expense), net" during the years ended December 31, 2018, 2017 and 2016 was $ 1,480, $ (1,801) and $ 286, respectively.

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

The Company had a net unrealized income (loss) associated with cash flow hedges of $ (418) and $ 159 recorded in other comprehensive loss as of December 31, 2018 and 2017, respectively. As of December 31, 2018 and 2017, the Company had outstanding hedge transactions in the amount of $ 20,816 and $ 14,994, respectively.

The fair value of the outstanding foreign exchange contracts recorded by the Company on its consolidated balance sheets as of December 31, 2018 and 2017, as assets and liabilities is as follows:

Foreign exchange forward and		December 31,
options contracts	Balance sheet	2018	2017

Fair value of foreign exchange hedge transactions	Other receivables and prepaid expenses	$56	$160
Fair value of foreign exchange hedge transactions	Other payables and accrued expenses	(474)	(1)

Total derivatives designated as hedging instruments	Other Comprehensive income (loss)	$(418)	$159

Gain or loss on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive loss to operating expenses for the years ended December 31, 2018, 2017 and 2016 were $ 903, $ (796) and $ (242), respectively.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	DERIVATIVE INSTRUMENTS (Cont.)

Non-designated hedges:

The Company also uses foreign currency forward contracts to mitigate variability in gains and losses generated from the re-measurement of certain monetary assets and liabilities denominated in foreign currencies. These derivatives do not qualify for special hedge accounting treatment. These derivatives are carried at fair value with changes recorded in financial income, net. Changes in the fair value of these derivatives are largely offset by re-measurement of the underlying assets and liabilities. Cash flows from such derivatives are classified as operating activities. The derivatives have maturities of approximately twelve months. As of December 31, 2018 and 2017, the Company’s transactions were $ 16,023 and $ 24,593, respectively.

The fair value of the outstanding non-designated foreign exchange contracts recorded by the Company on its consolidated balance sheets as of December 31, 2018 and 2017, as assets and liabilities is as follows:

Foreign exchange forward and		December 31,
options contracts	Balance sheet	2018	2017

Fair value of foreign exchange non-designated hedge transactions	Other receivables and prepaid expenses	$94	$6
Fair value of foreign exchange non-designated hedge transactions	Other payables and accrued expenses	-	(147)

Total derivatives non-designated as hedging instruments		94	(141)

NOTE 6:-	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2018	2017

Prepaid expenses	$1,635	$1,172
Government authorities	1,327	919
Short-term lease deposits	159	145
Foreign currency derivative contracts	150	166
Others	376	247

	$3,647	$2,649

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	INVENTORIES

	December 31,
	2018	2017

Raw materials	$551	$1,220
Finished goods	10,794	6,677

	$11,345	$7,897

As of December 31, 2018 and 2017, the finished products line item above includes deferral of the cost of goods sold for which revenue was not yet recognized in the amount of approximately $ 1,336 and $ 901, respectively.

NOTE 8:-        PROPERTY AND EQUIPMENT, NET

	December 31,
	2018	2017
Cost:
Lab equipment	$16,038	$14,613
Computers and peripheral equipment	20,680	19,430
Office furniture and equipment	1,197	1,071
Leasehold improvements	2,212	1,809

	40,127	36,923
Accumulated depreciation:
Lab equipment	13,273	12,066
Computers and peripheral equipment	19,039	18,430
Office furniture and equipment	598	550
Leasehold improvements	968	875

	33,878	31,921

Depreciated cost	$6,249	$5,002

Depreciation expense for the years ended December 31, 2018, 2017 and 2016 was $ 2,203, $ 2,191 and $ 2,334, respectively.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	INTANGIBLE ASSETS, NET

a.	The following table shows the Company's intangible assets for the periods presented:

	Weighted Average Useful life (Years)	December 31,
		2018	2017
Original Cost:

Technology	3.8	$9,111	$9,111
Backlog	2.8	1,877	1,877
Customer relationships	4.4	3,592	3,592
IP R&D	6	3,659	-

		$18,239	$14,580
Accumulated amortization:

Technology		$8,563	$7,633
Backlog		1,877	1,877
Customer relationships		2,838	2,137
IP R&D		-	-

		$13,278	$11,647

Amortized cost		$4,961	$2,933

b.	Amortization expense for the years ended December 31, 2018, 2017 and 2016 were $ 1,631, $ 1,477 and $ 1,709, respectively.

c.	Estimated amortization expense for the years ending:

Year ending December 31,

2019	1,454
2020	610
2021	610
Thereafter	2,287

Total	4,961

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2018	2017

Advances from customers	$5,700	$17
Accrued expenses	3,346	3,011
Accrued taxes	3,356	2,311
Holdback and contingent earnout	484	-
Foreign currency derivative contracts	474	148
Provision for returns (1)	191	-
Others	144	255

	$13,695	$5,742

(1)	Following the adoption of ASC 606, the provision for return was recorded as part of other payables and accrued expenses as of December 31, 2018.

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.          Lease commitments:

The Company signed several non-cancelable agreements for its facilities which vary in dates and terms. During 2016, the Company engaged in renting its main facilities for an average period of six years, starting March 2016. The total rental expenses are approximately $ 207 per month.

The U.S. subsidiary has an operating lease for office facilities in Woburn, Massachusetts, expires on August 31, 2019. The Spanish subsidiary has an operating lease for office facilities in Madrid, Spain, the leases expire within three month notice period. The Company's subsidiaries maintain smaller offices in South Africa, Singapore, India, Colombia, United States and various locations in Europe.

In addition, the Company has operating lease agreements for its motor vehicles, which terminate in 2019 through 2021.

Operating leases (offices and motor vehicles) expense for the years ended December 31, 2018, 2017 and 2016 was $ 2,934, $ 3,126 and $ 2,758, respectively.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

As of December 31, 2018, the aggregate future minimum lease obligations (offices and motor vehicles) under non-cancelable operating leases agreements were as follows:

Year ending December 31,

2019	$2,277
2020	1,751
2021	707
2022	199
2023	116

Total	$5,050

b.          Major subcontractor:

The Company currently depends on one subcontractor to manufacture and provide certain hardware, warranty and support components for its traffic management systems. If the subcontractor experiences delays, disruptions, quality control problems or a loss in capacity, shipments of products may be delayed and the Company's ability to deliver such products could be materially adversely affected. In the event that the Company terminates its business connection with the subcontractor, it will have to compensate the subcontractor for certain inventory costs, as specified in the agreement with the subcontractor.

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

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY

a.	Company's shares:

As of December 31, 2018, the Company's authorized share capital consists of NIS 20,000,000 divided into 200,000,000 Ordinary Shares, par value NIS 0.1 per share. Ordinary Shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends, if declared.

b.	Treasury stock:

On August 2015, the Company's Board of Directors authorized the repurchase of up to an aggregate of $ 15 million of the Company's Ordinary shares in the open market, subject to normal trading restrictions. During November 2015, the Company received court's approvals to purchase up to $ 15 million of its ordinary shares. The court's approval for share repurchases was expired on May 26, 2016. On July 6, 2016, the Company received the court's approval to extend the share repurchase period for additional 6 months. During 2016 the Company purchased 791,000 of its Ordinary shares for a total consideration of $ 3,832. During 2018 and 2017 the company did not purchase any of its ordinary shares. Total consideration for the purchase of these Ordinary shares was recorded as Treasury stock, at cost, as part of shareholders' equity.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

c.	Stock option plan:

A summary of the Company's stock option activity, pertaining to its option plans for employees and related information is as follows:

	Year ended December 31,
	2018		2017		2016
	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price

Outstanding at beginning of year	2,189,297	$7.63	1,959,014	$8.24	2,811,966	$10.70
Granted	62,200	$5.91	676,550	$4.93	643,697	$4.99
Forfeited	(414,617)	$9.79	(346,750)	$7.01	(1,358,492)	$12.41
Exercised	(100,737)	$4.07	(99,517)	$3.56	(138,157)	$1.75

Outstanding at end of year	1,736,143	$7.26	2,189,297	$7.63	1,959,014	$8.24

Exercisable at end of year	1,281,665	$8.02	1,274,649	$9.26	1,072,658	$9.87

Vested and expected to vest	1,464,802	$7.65	1,607,782	$8.44	1,407,930	$9.04

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal years 2018, 2017 and 2016 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2018, 2017 and 2016, respectively. This amount may change based on the fair market value of the Company's stock. The total intrinsic value of options outstanding at December 31, 2018, 2017 and 2016, were $ 1,518, $ 1,063 and $ 728, respectively. The total intrinsic value of exercisable options at December 31, 2018, 2017 and 2016, were approximately $ 1,058, $ 684 and $ 604, respectively. The total intrinsic value of options vested and expected to vest at December 31, 2018, 2017 and 2016, were approximately $ 1,246, $ 819 and $ 634, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2018, 2017 and 2016 were approximately $ 201, $ 176 and $ 415, respectively. The weighted-average grant-date fair value of the options granted during the years ended December 31, 2018, 2017 and 2016 were $ 2.89, $ 2.36 and $ 2.12, respectively. The number of options vested during the year ended December 31, 2018 was 299,406. The weighted-average remaining contractual life of the outstanding options as of December 31, 2018 is 4.15 years. The weighted-average remaining contractual life of exercisable options as of December 31, 2018 3.72 years.

On May 2, 2016 the Board of Directors of the Company approved the repricing of 384,635 stock options for the Company's employees and executive officers, previously granted. As part of the repricing, options with exercise price higher than $ 7 per share were repriced. Repriced options were replaced by options with lower exercise price or RSU's.

ALLOT LTD.

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

The options outstanding as of December 31, 2018, have been classified by exercise price, as follows:

Exercise price	Shares upon exercise of options outstanding as of December 31, 2018	Weighted average remaining contractual life	Shares upon exercise of options exercisable as of December 31, 2018
		Years

$23.31-27.58	73,000	3.50	73,000
$15.43-17.07	54,936	2.96	54,936
$10.16-14.68	179,250	4.72	179,250
$5.01-9.13	605,416	3.81	477,222
$0.1-4.95	823,541	4.42	497,257

	1,736,143		1,281,665

The following provides a summary of the restricted stock unit activity for the Company for the two years ended December 31, 2018:

	Year ended December 31,
	2018		2017
	Number of shares upon exercise	Weighted average share price	Number of shares upon exercise	Weighted average share price

Outstanding at beginning of year	713,090	$6.04	592,126	$6.53
Granted	996,200	$5.54	612,173	$5.00
Vested	(312,201)	$5.72	(326,026)	$6.48
Forfeited	(145,058)	$5.01	(165,183)	$6.04

Unvested at end of year	1,252,031	$5.45	713,090	$6.04

As of December 31, 2018, $ 936 and $ 5,275 unrecognized compensation cost related to stock options and RSUs respectively is expected to be recognized over a weighted average vesting period of 2.88 years.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

Under the terms of the above option plans, options may be granted to employees, officers, directors and various service providers of the Company and its subsidiaries. The options vest over a four-year period, subject to the continued employment of the employee. The options generally expire no later than ten years from the date of the grant. The exercise price of the options at the date of grant under the plans may not be less than the nominal value of the shares into which such options are exercised, any options, which are forfeited or cancelled before expiration, become available for future grants. As of December 31, 2018, 261,746 Ordinary shares are available for future issuance under the option plans.

In addition to granting stock options, the Company granted 996,200 and 612,173 RSUs in 2018 and 2017, respectively under the 2016 option plan. RSUs vest over a four-year period subject to the continued employment of the employee. RSUs that are cancelled or forfeited become available for future grants.

NOTE 13:-	TAXES ON INCOME

a.	Corporate tax rates:

The Israeli corporate income tax rate was 23% in 2018, 24% in 2017 and 25% in 2016.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

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

ALLOT LTD.

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

The entitlement to the above benefits is contingent upon the fulfillment of the conditions stipulated in the Law, regulations published thereunder and the criteria set forth in the specific letters of approval. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and linked to changes in the Israeli CPI. As of December 31, 2018, management believes that the Company meets the aforementioned conditions.

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

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

As of December 31, 2018, there is no income earned by the Company Israel’s “Approved Enterprises” and “Beneficiary Enterprise”.

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

ALLOT LTD.

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

e.	Pre-tax income (loss) is comprised as follows:

	Year ended December 31,
	2018	2017	2016

Domestic	$(9,877)	$(17,539)	$(7,033)
Foreign	1,890	1,031	1,243

	$(7,987)	$(16,508)	$(5,790)

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

f.	A reconciliation of the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expenses is as follows:

	Year ended December 31,
	2018	2017	2016

Loss before taxes on income	$(7,987)	$(16,508)	$(5,790)

Theoretical tax income computed at the Israeli statutory tax rate (23%, 24% and 25% for the years 2018, 2017 and 2016, respectively)	$(1,837)	$(3,962)	$(1,448)

Changes in valuation allowance	1,189	8,946	(469)
Increase (decrease) in losses and temporary differences due to change in Israeli corporate and “Approved Enterprise" tax	659	(5,376)	(216)
Write off of prepaid and withholding taxes	1,828	909	1,759
Foreign tax rates differences related to subsidiaries	50	(48)	576
Non-deductible expenses and other	65	684	567
Non-deductible share-based compensation expense	474	411	1,435

Actual tax expense	$2,428	$1,564	$2,204

g.	Income tax expense is comprised as follows:

	Year ended December 31,
	2018	2017	2016

Current taxes	$580	$689	$211
Deferred taxes expense (benefit)	20	(34)	234
Write off of prepaid and withholding taxes	1,828	909	1,759

	$2,428	$1,564	$2,204

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

h.         Net operating losses carry forward:

The Company has accumulated net operating losses for tax purposes as of December 31, 2018, in the amount of approximately $57,715, which may be carried forward and offset against taxable income in the future for an indefinite period. In December 2014, the Israeli Tax Authorities approved a final tax ruling with respect to the Company’s acquisition of Oversi. According to the ruling, the net operating losses may be offset against taxable income annually with a limitation of up to 14% of the total accumulated losses but no more than 50% of the Company's taxable income. As of December 31, 2018, the Company recorded a full valuation allowance with respect to its deferred tax assets in Allot Ltd. and wrote-off prepaid and withholding taxes of $5,646 as the Company does not expect to utilize these tax assets in the near future. In addition, the Company has accumulated capital losses for tax purposes as of December 31, 2018, of approximately $27,243, which may be carried forward and offset against taxable capital gains in the future for an indefinite period but are limited as stated above with regard to the Oversi merger. Management currently believes that since the Company has a history of losses, and uncertainty with respect to future taxable income, it is more likely than not that the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future. Thus, a valuation allowance was provided to reduce deferred tax assets to their realizable value.

The U.S. subsidiary has accumulated losses for U.S. federal income tax return purposes of approximately $ 5,948 and $ 7,556 for state taxes. The federal accumulated losses for tax purposes expire between 2026 and 2037. The state accumulated losses for tax purposes began to expire in 2014. As of December 31, 2018, the Company recorded a partial valuation allowance with respect to its deferred tax assets in the US Subsidiary.

A portion of the losses are subject to limitations of Internal Revenue Code, Section 382, which in general provides that utilization of net operating losses is subject to an annual limitation if an ownership change results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50 percentage points over a three-year period.  The annual limitations may result in the expiration of losses before utilization.

In December 2017 the U.S. Tax Cuts and Jobs Act of 2017 was signed into law. This legislation makes significant changes to the U.S. Internal Revenue Code. Such changes include a reduction in the corporate tax rate, changes in U.S. international taxation and limitations on certain corporate deductions and credits, among other changes. The deferred tax asset at December 31, 2018 reflects the impact of the US Tax reform.

ALLOT LTD.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income taxes are as follows:

	December 31,
	2018	2017
Deferred tax assets:
Operating and capital loss carryforwards	$21,348	$20,102
Reserves and allowances	3,723	3,800

Deferred tax asset before valuation allowance	25,071	23,902
Valuation allowance	(24,790)	(23,601)
Net deferred tax asset	281	301

Deferred tax liability	-	-
Net deferred tax asset	$281	$301

j.	As of December 31, 2018, the Company’s provision in respect of ASC 740-10 is $243. The accrued interest and penalties related to the provision in income taxes are immaterial.

The Company conducts business globally and, as a result, the Company or one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Israel, France, and the United States. With a few exceptions, the Company is no longer subject to Israeli tax assessment through the year 2013 and the European and U.S. subsidiaries have final tax assessments through 2013 and 2014 respectively. The Company is currently under audit by the Israeli Tax Authorities for the years 2014– 2016.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	GEOGRAPHIC INFORMATION

Allot operates in a single reportable segment. Revenues are based on the location of the Company's channel partners which are considered as end customers, as well as direct customers of the Company:

	Year ended December 31,
	2018	2017	2016

Europe	$45,730	$40,394	$34,279
Asia and Oceania	22,018	13,936	27,700
Americas	14,363	15,532	16,025
Middle East and Africa	13,726	12,130	12,365

	$95,837	$81,992	$90,369

The following are the Company’s major customers:

	Year ended December 31,
	2018	2017	2016

Customer A	22%	32%	25%
Customer B	-	-	17%

	22%	32%	42%

A total percentage of 74% of the Company’s revenues for the year ended December 31, 2018 is attributed to network intelligence solutions, while 26% is attributed to security solutions.

The following presents total long-lived assets as of December 31, 2018 and 2017:

	December 31,
	2018	2017
Long-lived assets:
Israel	$5,931	$4,741
United States	4	14
Other	313	247

	$6,249	$5,002

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2018	2017	2016

Financial income:
Interest income	$2,696	$2,513	$2,466
Exchange rate differences and other	305	-	-

Financial expenses:
Exchange rate differences and other	-	602	186
Amortization/accretion of premium/discount on marketable securities, net	793	1,017	1,221

	$2,208	$894	$1,059

NOTE 16:-      EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share:

	Year ended December 31,
	2018	2017	2016
Numerator:
Net loss	$(10,415)	$(18,072)	$(7,994)

Denominator:
Weighted average number of shares outstanding used in computing basic and diluted net loss per share	33,710,507	33,253,158	33,202,309

Basic and diluted net loss per share	$(0.31)	$(0.54)	$(0.24)