Form 20-F
period 2019-12-31
Allot Ltd.
filed 2020-03-26
CIK 1365767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

N/A
(Translation of Registrant’s name into English)

ISRAEL
(Jurisdiction of incorporation or organization)

22 Hanagar Street
Neve Ne’eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive offices)

Rael Kolevsohn, Adv.
VP Legal Affairs & General Counsel
Allot Ltd.
22 Hanagar Street
Hod-Hasharon 4501317, Israel
Tel/Fax: +972 (9) 762-8419
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value ILS 0.10 per share	ALLT	The NASDAQ Stock Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2019:
34,520,728 ordinary shares, ILS 0.10 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☒           No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐           Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐             No ☒

TABLE OF CONTENTS

PART I		7
ITEM 1: Identity of Directors, Senior Management and Advisers		7
ITEM 2: Offer Statistics and Expected Timetable		7
ITEM 3: Key Information		7
A.	Selected Financial Data	7
B.	Capitalization and Indebtedness	9
C.	Reasons for Offer and Use of Proceeds	9
D.	Risk Factors	9
ITEM 4: Information on Allot		32
A.	History and Development of Allot	32
B.	Business Overview	33
C.	Organizational Structure	45
D.	Property, Plant and Equipment	46
ITEM 4A: Unresolved Staff Comments		46
ITEM 5: Operating and Financial Review and Prospects		46
A.	Operating Results	46
B.	Liquidity and Capital Resources	57
C.	Research and Development, Patents and Licenses	58
D.	Trend Information	58
E.	Off-Balance Sheet Arrangements	58
F.	Contractual Obligations	59
ITEM 6: Directors, Senior Management and Employees		59
A.	Directors and Senior Management	59
Directors		60
Executive Officers		62
B.	Compensation of Officers and Directors	64
C.	Board Practices	67
D.	Employees	73
E.	Share Ownership	74
ITEM 7: Major Shareholders and Related Party Transactions		77
A.	Major Shareholders	77
B.	Related Party Transactions	79
C.	Interests of Experts and Counsel	80
ITEM 8: Financial Information		80
A.	Consolidated Financial Statements and Other Financial Information.	80
B.	Significant Changes	80
ITEM 9: The Offer and Listing		81
ITEM 10: Additional Information		81
A.	Share Capital	81
B.	Memorandum and Articles of Association	81
C.	Material Contracts	86
D.	Exchange Controls	86
E.	Taxation	87
F.	Dividends and Paying Agents	100
G.	Statement by Experts	100
H.	Documents on Display	100
I.	Subsidiary Information	101
ITEM 11: Quantitative and Qualitative Disclosures About Market Risk		101
ITEM 12: Description of Securities Other Than Equity Securities		102

PRELIMINARY NOTES

Terms

As used herein, and unless the context suggests otherwise, the terms “Allot,” “Company,” “we,” “us” or “ours” refer to Allot Ltd.

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

ITEM 2:  Offer Statistics and Expected Timetable

Not applicable.

ITEM 3:  Key Information

A.            Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “ITEM 5: Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019 and the consolidated balance sheet data as of December 31, 2018 and 2019 are derived from our audited consolidated financial statements included in “ITEM 18: Financial Statements,” which have been prepared in accordance with generally accepted accounting principles in the United States. The consolidated statements of operations for the years ended December 31, 2015 and 2016 and the consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements which are not included in this annual report.

	Year ended December 31,
	2015	2016	2017	2018	2019
Consolidated Statements of Operations:
Revenues:
Products	$62,642	$54,432	$48,727	$56,169	$67,440
Services	37,325	35,937	33,265	39,668	42,660
Total revenues	99,967	90,369	81,992	95,837	110,100
Cost of revenues(1):
Products	26,707	20,401	19,258	20,061	22,743
Services	6,720	7,494	9,272	9,288	11,091
Total cost of revenues	33,427	27,895	28,530	29,349	33,834
Gross profit	66,540	62,474	53,462	66,488	76,266
Operating expenses:
Research and development, gross	27,674	24,827	22,244	25,792	31,839
Less grant participation	1,252	606	392	374	378
Research and development, net(1)	26,422	24,221	21,852	25,418	31,461
Sales and marketing(1)	43,318	35,290	38,316	40,849	47,105
General and administrative(1)	12,702	9,812	10,696	10,416	6,678
Total operating expenses	82,442	69,323	70,864	76,683	85,244
Operating (loss)	(15,902)	(6,849)	(17,402)	(10,195)	(8,978)
Financing income (expenses), net	(584)	1,059	894	2,208	1,960
Income (loss) before income tax expenses (benefit)	(16,486)	(5,790)	(16,508)	(7,987)	(7,018)
Income tax expenses (benefit)	3,356	2,204	1,564	2,428	1,641
Net income (loss)	$(19,842)	$(7,994)	$(18,072)	$(10,415)	$(8,659	)$
Basic net (loss) per share	$(0.59)	$(0.24)	$(0.54)	$(0.31)	$(0.25	)$
Diluted net (loss) per share	$(0.59)	$(0.24)	$(0.54)	$(0.31)	$(0.25	)$
Weighted average number of shares used in computing basic net earnings (loss) per share	33,419,917	33,202,309	33,253,158	33,710,507	34,250,582
Weighted average number of shares used in computing diluted net earnings (loss) per share	33,419,917	33,202,309	33,253,158	33,710,507	34,250,582

___________________
(1)	Includes stock-based compensation expense related to options and restricted stock units, or RSUs, granted to employees and others as follows:

	Year ended December 31,
	2015	2016	2017	2018	2019
	(in thousands)
Cost of revenues	$324	$367	$362	$316	$264
Research and development expenses, net	1,637	1,240	648	678	847
Sales and marketing expenses	2,802	1,833	1,166	928	1,257
General and administrative expenses	2,407	1,701	1,190	940	1,052
Total	$7,170	$5,141	$3,366	$2,862	$3,420

	At Year ended December 31,
	2015	2016	2017	2018	2019
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$15,470	$23,326	$15,342	$16,336	$16,930$
Short-term deposits and restricted deposits	42,903	29,821	31,471	23,008	28,740
Marketable securities	64,921	60,507	63,194	64,290	61,012
Working capital	126,756	123,980	111,786	101,999	79,444
Total assets	208,215	190,940	184,525	189,844	215,169
Total liabilities	44,810	33,637	41,396	53,491	83,318
Accumulated deficit	(96,181)	(104,175)	(122,247)	(131,950)	(140,609)
Share capital	837	843	851	853	871
Total shareholders’ equity	163,405	157,303	143,129	135,903	131,851

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

We have a history of net losses in all fiscal years since our inception, other than in 2006 and 2011. In 2019 we had a net loss of $8.7 million. Compared to the previous year, in 2019 revenues increased by $14.3 million while the gross profit increased by $9.8 million. Operating expenses increased by $8.6 million, tax expenses increased by $0.8 million and financial income decreased by $0.2 million. In the future we intend to continue to invest in these areas that we believe will contribute to our future growth. We had a net loss of $10.4 million in 2018, resulting mainly from an increase in [operating expenses of $5.8 million and tax expenses of $0.9 million]. We had a net loss of $18.1 million in 2017, resulting mainly from a decrease in both products revenues and services revenues of $8.4 million, restructuring expenses of $2.4 million, changes in tax related items of $1.7 million and the impact of the weakening of the U.S. dollar mainly against the ILS and Euros.

We can provide no assurance that we will be able to achieve or maintain profitability, and we may incur losses in the future if we do not generate sufficient revenues.

Our revenues and business may be adversely affected if we do not effectively compete in the markets in which we operate.

We compete against large companies in a rapidly evolving and highly competitive sector of the networking technology and security markets, which offer, or may offer in the future, competing technologies, including partial or alternative solutions to operators’ and enterprises’ challenges, and which, similarly to us, intensely pursue the largest service providers (referred to as Tier 1 operators) as well as large enterprises.  Our ability to effectively compete in these markets may be limited since our competitors may have greater financial resources, significant market share and established relationships with operators and distribution channels.

Our Deep Packet Inspection (DPI) technology enabled offerings face significant competition from router and switch infrastructure companies that integrate functionalities into their platforms, addressing some of the same types of issues that our products are designed to address.

Our security products are offered to operators and are deployed in their networks, enabling them to provide security services to their end customers. Such products face significant competition from companies that directly offer to end customers security applications to be installed on their devices; companies that approach that directly offer cloud security products to the business enterprise sector through distribution channels; and companies that offer security products bundled with other products.  By offering our security products to operators that provide security services to both business enterprises and individual end customers, we aim to expand the reach of our products. However, such business model may prove to be slower to market or less effective than our competitors’ models, in which case our business may be harmed.

Certain of our current direct competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources.  As the intelligent broadband solutions market has grown, including the markets for DPI enabled solutions for mobile networks and for security products, new competitors have entered and may continue to enter the market.   Furthermore, our market is subject to industry consolidation, as companies attempt to maintain or strengthen their positions in our evolving industry. Some of our current and potential competitors have made acquisitions or have announced new strategic alliances designed to position them to provide many of the same products and services that we provide to both the service provider and enterprise markets, such as the recent Sandvine – Procera transaction, which resulted in a combined company positioned to compete with us in the fields of analytics, policy charging and control, traffic management, security, regulatory compliance and cloud managed services. As the merged company became fully integrated, we expect that competition from Sandvine will intensify. Industry consolidation may result in stronger competitors that are better able to compete as sole-source vendors for customers, may cause price reductions, reduced gross margins and loss of market share.

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

We derived 27%, 22% and 32% of our total revenues in 2019, 2018 and 2017, respectively, from two Tier 1 mobile and fixed operators. In addition, revenues from individual customers may fluctuate from time to time based on the timing and the terms under which orders are received and the duration of the delivery and implementation of such orders, potentially resulting in decreases in revenues from such customers. The loss of any significant customer or a significant decrease in business from any such customer could have a material adverse effect on our revenues, results of operations and financial condition.  For example, we entered into an agreement with an existing customer in the EMEA region for a one-time delivery of our services, including AllotSmart products and related services for tens of millions of dollars, which is expected to represent a substantial portion of our revenues in 2020. In the event the agreement is not implemented for any reason on its terms, our revenues and our operational and financial position for fiscal year 2020 may be materially adversely affected.

Our revenues and business may be adversely affected due to decline in revenues and profits of Communication Service Providers (CSPs).

Currently a substantial amount of our revenues are received from communication service providers.  Many of these CSPs are facing declining revenues and profits due to commoditization of the provided services (voice and data) and limited success in introduction of the new services for the consumers and may not be able to continue to purchase our products and services for the prices we charge or will be unable to purchase these products and services entirely.   The outcome of such could result in a decline in our revenues and profits and adversely affect our business.

Demand for our products may be impacted by government regulation of the telecommunications industry.

Service providers are subject to government regulation in a number of jurisdictions in which we sell our products. There are several existing regulations and proposals in the United States, Europe and elsewhere for regulating service providers’ ability to prioritize applications in their networks. Some advocates for regulating this industry claim that collecting premium fees from certain “preferred” applications would distort the market for Internet applications in favor of larger and better-funded content providers. They also claim that this would impact end-users who already purchased broadband access only to experience response times that differ based on content provider. Some opponents believe that content providers who support bandwidth-intensive applications should be required to pay service providers a premium in order to support further network investments.

On December 14, 2017 the United States Federal Communications Commission (the “FCC”) announced that it voted to repeal the Open Internet Report and Order on Remand, Declaratory Ruling, and Order (the “Open Internet Order”). The Open Internet Order was issued by the FCC and went into effect on June 12, 2015.  The Open Internet Order set forth rules, grounded, among others, on Title II of the Communications Act of 1934; the Open Internet Order regulated both fixed and mobile Internet Service Providers (ISPs) and prohibited them, subject to reasonable network management, from blocking and/or throttling of lawful content, applications, services, or non-harmful devices, and from unreasonably interfering or disadvantaging of (i) end users’ ability to select, access service of the lawful Internet content, applications, services, or devices of their choice or (ii) edge providers’ ability to make lawful content, applications, services, or devices available to end users. The Open Internet Order also prohibited paid prioritization of content. The repeal largely reversed the Open Internet Order, including the classification of broadband Internet service as a telecommunications service, which is subject to certain common carrier regulations, and restored the regulatory framework that preceded the Open Internet Order. Because our products allow ISPs to identify network traffic and facilitate traffic management, the reinstatement of this traditional regulatory framework has not, to date, affected but may in the future affect ISP’s demand for certain of our products.  The repeal of the Open Internet Order was upheld by a federal appeals court in October 2019, however, the repeal does not preclude state and local governments from enacting their own net neutrality rules and certain U.S. states have already implemented net neutrality protections. Therefore, the impact of the FCC’s repeal on the demand for our products is uncertain and difficult to assess at this time.

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

Such regulation of both fixed and mobile ISPs, in European Economic Area (EEA) Member States, may limit ISPs’ ability to manage, prioritize and monetize their network. Additionally, these regulations may attract growing public debate and attention of regulators in other jurisdictions we operate in. Demand from service providers, in affected jurisdictions, for the traffic management and subscriber management features of our products may be adversely affected by such regulations. To date, we have not experienced any material  decrease in demand for these features; however, a decrease in demand in the future could adversely impact sales of our products and could have a material adverse effect on our business, financial condition or results of operations.

In addition, strict data privacy laws regulating the collection, transmission, storage and use of employee data and consumers’ personally-identifying information applicable to ISPs are evolving in the US, European Union and other jurisdictions in which we sell our products. For example, in the U.S., legislation has in recent years been proposed regarding restrictions on the use of geolocation information collected by mobile devices without consumer consent and California’s California Consumer Privacy Act, which grants expanded rights to access and delete personal information and opt out of certain personal information sharing, among other things, became effective on January 1, 2020 Similarly, the General Data Protection Regulation (“GDPR”), enforcement of which began on May 25, 2018, creates a range of new compliance obligations, increases financial penalties for non-compliance and extends the scope of the EU data protection law to all companies established in the EEA, and all companies established outside the EEA that either: (a) offer goods or services to individuals in the EEA; or (b) monitor the behavior of individuals in the EEA.  The GDPR imposes a strict data protection compliance regime and includes enhanced rights for individuals. It applies to the collection, use, retention, security, processing, transfer and deletion of personally identifiable information of individuals, and creates a range of new compliance obligations. Implementation of, and compliance with, the GDPR has increased, and could continue to increase, our cost of doing business. In addition, the GDPR may be interpreted or applied in a manner that is unforeseen by, or adverse to, us. Violations of the GDPR may result in significant fines (up to four percent of worldwide annual turnover or EUR 20.0 million, whichever is greater) and reputational harm. Such regulations may increase our compliance and administrative burden significantly and may require us to invest resources and management attention in order to update our IT systems to meet the new requirements.

The GDPR and other privacy and data protection laws may be interpreted and applied differently from country to country and may create inconsistent or conflicting requirements. Such regulations increase our customers’ compliance and administrative burden significantly and may require us to adapt certain of our products, if necessary, to different requirements in EEA Member States, as well as in the US, in order to allow our customers in such jurisdictions, to comply with such regulations. There is also no assurance that we will be able to adapt our products sufficiently in order to allow our customers in various jurisdictions to comply with such regulatory requirements in each jurisdiction.

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

A failure of our products may adversely affect the operation of our customers’ live networks or the quality and scope of service to our customers and their end users, including, specifically with regard to security protection which could harm our reputation, brand position, and financial condition.

Our products are, generally, installed in line as part of our customers’ networks and provide a wide range of services that our customers may offer to their own customers. We endeavor to avoid any interruption to the regular operation of our customers’ networks, any reduction of quality of services or failure to provide the quality and/or scope of services to users, including, by performing certain tasks during predetermined maintenance windows, and implementing a system bypass, in the event of malfunctions.  In addition, we offer security protection services offered by our customers to their end users at a certain level and terms of performance. However, in certain cases, a failure of our products or failure of our products to perform in accordance with the performance levels to which we may be committed, may result in our customers experiencing loss of functionality, denial of service and access, interruption of live traffic on our customers’ networks, loss of security protection or inability to provide similar services to our customers’ end users.  Such failure of our products, may cause disputes with our customers, adversely affect our reputation, lead to loss of revenues and potential legal exposure.

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

We depend on third-party channel partners, such as distributors, resellers, original equipment manufacturers, or OEMs, and system integrators, to market and sell a material portion of our products to end-customers. In 2019, approximately 48% of our revenues were derived from channel partners. In some cases, our channel partners are also responsible for installing and providing initial customer support for our products, with our continuous technical assistance. In the majority of the cases, the partners are responsible for the initial customer support (Tier 1 support), while we act as the escalation level. As a result, we depend on the ability of our channel partners to successfully market and sell our products to these end-customers. We can give no assurance that our channel partners will market our products effectively, receive and fulfill customer orders for our products on a timely basis or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. In addition, our channel partners may experience disruptions in, or be prevented from, conducting business activities as a result of the ongoing coronavirus (COVID-19) pandemic, which could have a material adverse effect on our results of operations. Any failure by our channel partners to provide adequate initial support to end-customers , due to the coronavirus (COVID-19) pandemic or any other reason, could result in customer dissatisfaction with us or our products, which could result in a loss of customers, harm our reputation and delay or limit market acceptance of our products. Our products are complex and it takes time for a new channel partner to gain experience in the operation and installation of these products. Therefore, it may take a long period of time before a new channel partner can successfully market, sell and support our products if an existing channel partner ceases to sell our products. Additionally, our agreements with channel partners are generally not exclusive and our channel partners may market and sell products that compete with our products. Our agreements with our distributors and resellers are usually for an initial one-year term and following the expiration of this term, can be terminated by either party. We can give no assurance that these agreements will continue to remain in effect.  If we are unable to maintain our relationships with existing channel partners and to develop relationships with new channel partners in key markets our profitability and results of operations may be materially adversely affected.

We are subject to certain regulatory regimes that may affect the way that we conduct business internationally, and our failure to comply with applicable laws and regulations could materially adversely affect our reputation and result in penalties and increased costs.

We are subject to a complex system of laws and regulations related to international trade, including economic sanctions and export control laws and regulations. We also depend on our distributors and agents outside of Israel for compliance and adherence to local laws and regulations in the markets in which they operate. It is our policy not to make direct or indirect prohibited sales of our products, including into countries sanctioned under laws to which we are subject, and to contractually limit the territories into which our channel partners may sell our products.  None of the Company’s contracts with its channel partners authorize or contemplate any activities with sanctioned countries, and the Company does not intend to authorize any channel partner to engage in activities with those countries in the future. Nevertheless, several years ago one of our channel partners sold certain of our products (designed for the enterprise market) outside of its contractually designated territory, including into a sanctioned country, and we subsequently determined that our contract management protocol for authorizing channel partner sales was not adequately followed in that instance. Although the Company is not aware of any channel partner making indirect sales to entities or individuals in sanctioned countries in 2019, there is no guarantee that the Company’s channel partners will not make such indirect sales in the future, which could result in material adverse impact on our reputation and lead to penalties and increased costs.

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

Our revenues and business from the enterprise segment may be adversely affected by new market and technology trends, including SD-WAN and the transition to 5G networks.

Our business from the enterprise segment may depends on new market and technology trends.  For example, some enterprises are starting to implement a new network architecture, enabled by Software Defined Wide Area Networking (SD-WAN) technology, in which some data traffic is sent from remote offices of the enterprise directly to the public cloud services. In such designs, Allot’s products deployed at the central location of the enterprise will have less traffic capacity to manage and will provide only partial visibility into the enterprise’s traffic. This may corrode the value provided by Allot’s solutions and reduce amount of revenues derived from enterprise segment.

Additionally, as networks start to evolve towards 5G, we will need to adapt the functionality of our products to comply with the design and standards prescribed by 3GPP organization, which requires significant investment. Our business may be affected if we are unable to adapt our existing products in a quick and timely manner or successfully develop and introduce solutions supporting 5G networks. In addition, in 4G/LTE networks, Allot provides a Traffic Detection Function (TDF) element of the core network. According to the recent network design specifications, published by the 3GPP organization, which is responsible for the industry standardization effort, in 5G networks this TDF function will be merged within the User Plane Function (UPF), which is provided by major NEP competitors. This change in network architecture may jeopardize Allot’s ability to sell a standalone TDF function, which may have a material adverse impact on our business and financial results.

Our financial condition and results of operations may be harmed by political events and regulatory developments that could have a material adverse effect on global economic conditions

Significant political or regulatory developments in the jurisdictions in which we sell our products, such as those stemming from the recent change in the presidential administration in the U.S. or the U.K.’s potential exit from the E.U., are difficult to predict and may have a material adverse effect on us. For example, in the United States, the presidential administration has imposed tariffs on imports from China, Mexico, Canada and other countries, and has expressed support for greater restrictions on free trade and has increased tariffs on goods imported into the United States. Changes in U.S. political, regulatory and economic conditions or in its policies governing international trade and foreign manufacturing and investment in the U.S. could materially adversely affect our sales in the U.S.

In the United Kingdom, following the vote to approve an exit from the E.U., commonly referred to as “Brexit,” the government officially separated from the E.U. on January 31, 2020. While the U.K. and the E.U. entered into a withdrawal agreement providing for a transition period through the end of 2020 (which may be extended up to 2022), during which time E.U. law is applicable to and in the U.K., the scope and exact terms of their future relationship remain unclear. The withdrawal of the U.K from the E.U. could potentially disrupt the free movement of goods, services and people between the U.K. and the E.U., undermine bilateral cooperation in key geographic areas and significantly disrupt trade between the U.K. and the E.U. or other nations as the U.K. pursues independent trade relations. Because this is an unprecedented event, it is unclear what long-term economic, financial, trade, tax and legal implications Brexit would have and how it would affect the regulation applicable to our business globally and in the region. The impact on us will depend, in part, on the outcome of tariff, trade, regulatory and other negotiations. Brexit could also lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which E.U. laws to replace or replicate. In addition, Brexit may lead other E.U. member countries to consider referendums regarding their European Union membership. Any of these developments, along with any political, economic and regulatory changes that may occur, could cause political and economic uncertainty in Europe and internationally and could materially adversely affect our sales in Europe.

We depend on our network intelligence solutions for the substantial majority of our revenues.

In the past few years, we have increased sales of our security products. However, sales of our network intelligence solutions, which provide service providers with visibility and control of their networks, continue to account for a major portion of our revenues, and accounted for 76% of our total revenue in 2019. We expect that the network intelligence solutions will continue to account for a considerable portion of our revenues in the immediate future. If we are unable to increase these sales, or compensate for them by sales of security products, our business will suffer. In addition, service providers may choose embedded or integrated solutions using routers and switches from larger networking vendors over a standalone solution that we offer. Any factor adversely affecting our ability to sell, or the pricing of or demand for, our network intelligence solutions would severely harm our ability to generate revenues and could have a material adverse effect on our business.

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

We currently depend on a single subcontractor to manufacture and provide hardware and warranty support for our Service Gateway Tera platform. If this subcontractor experiences delays, disruptions, quality control problems or a loss in capacity, our operating results could be materially and adversely affected.

We currently depend on a single subcontractor, Flex (Israel) Ltd. (previously Flextronics (Israel) Ltd.), a subsidiary of Flex (previously Flextronics), a global electronics manufacturing services company, to manufacture, assemble, test, package and provide hardware warranty support for our Service Gateway Tera platform. In addition, our agreement with Flex (Israel) requires it to procure and store key components for our products at its facilities. If Flex (Israel) experiences delays, disruptions or quality control problems in manufacturing our products, including as a result of the ongoing coronavirus (COVID-19) pandemic, or if we fail to effectively manage our relationship with Flex (Israel), product shipments may be delayed and our ability to deliver certain products to customers could be adversely affected. Flex (Israel) may terminate our agreement at any time during the term of the agreement with advance notice. We expect that it would take approximately six months to transition the manufacturing of our products to an alternate manufacturer and our inventory of completed products may not be sufficient for us to continue delivering products to our customers on a timely basis during any such transition period. Therefore, the loss of Flex (Israel) could materially and adversely affect our sales and operating results and harm our reputation.

Certain hardware and software components for our products come from single or limited sources and we could lose sales if these sources fail to satisfy our supply requirements or if our customers refuse to implement components from certain sources.

We obtain certain hardware components used in our products from single or limited sources.

Although such hardware components are off-the-shelf items, because our systems have been designed to incorporate these specific hardware components, any change to these components due to an interruption in supply chains or our inability to obtain such components on a timely basis, including as a result of the coronavirus (COVID-19) pandemic, may require engineering changes to our products before substitute hardware components could be incorporated. Such changes could be costly and could result in lost sales particularly to our traffic management systems. The agreements with our suppliers do not contain any minimum supply commitments. If we or our contract manufacturers fail to obtain components in sufficient quantities when required, our business could be harmed.

We obtain certain software components of our security products from a few limited sources, depending primarily on our customers’ preferences. In the event that we are no longer able to source such software components from a particular source, and our customers refuse to implement components from our alternative sources, we may be required to identify an alternative source from which we do not currently acquire such software or develop such software ourselves. This may result in disputes with our customers and/or cancellation or delay of orders, which may materially adversely affect our business.

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

We face risks related to health epidemics and other widespread outbreaks of contagious disease, including the recent coronavirus (COVID-19) pandemic, which could significantly disrupt our operations and materially negatively impact our financial results.

The ongoing coronavirus (COVID-19) pandemic originating in Wuhan, China could have a material and adverse effect on our business operations. The pandemic and any preventative or protective actions that governments, other third parties or we may take in response could result in a period of economic, financial and business disruptions and reduced operations.  These could include disruptions or restrictions on our ability to travel, temporary closures of our facilities or the facilities of our suppliers, customers or sales channels [in the affected areas] negative effects on the health of our management and employees and uncertainty and volatility in the global financial markets. Countries around the world, including those jurisdictions in which we operate, have imposed quarantines, business shutdowns and travel and other restrictions. In particular, the Israeli prime minister announced a number of additional restrictions to contain the virus, following recommendations from the Israeli ministries of health and finance. These new restrictions require private sector businesses to reduce onsite workforces by 70%, certain non-essential businesses to shut down and the public sector to operate in a state of emergency.  Additionally, on March 19, 2020, the Israeli government enacted emergency regulations restricting outdoor activity for all citizens. Although travel to and from work is still permitted we cannot predict whether the Israeli government will impose further restrictions that could lead to significant changes to, or a potential shutdown of, our operations and we cannot assure you that we or our suppliers will be designated an “essential business” under the new regulations. Any significant disruption of our business, or that of our suppliers, customers or sales channels could cause significant delays until we, our suppliers, customers or sales channels are able to resume normal business operations, and would likely negatively impact our sales and profitability, including among other things with regard to the timely and successful performance and implementation of transactions that contribute materially to our anticipated revenues. Although we are monitoring the situation, we cannot predict whether, for how long, or the extent to which the pandemic and pandemic containment efforts may disrupt our supply chain and/or operations. The duration and severity of the coronavirus (COVID-19) pandemic, the intensity of the measures to contain its spread and the resulting impact on the global economy and our results of operations will depend on future developments, which are highly uncertain and cannot be predicted.

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

As of December 31, 2019, we had a patent portfolio consisting of 19 issued U.S. patents. While we plan to protect our intellectual property with, among other things, patent protection, there can be no assurance that:

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

In recent years, economies worldwide have demonstrated instability, and the ongoing coronavirus (COVID-19) pandemic has served to markedly increase instability and volatility in the global markets. The full economic impact of the pandemic is highly uncertain, but it is increasingly plausible that a global economic downturn will result as governments impose business shutdowns, workforce reductions, quarantines and travel restrictions, and international trade, production and supply chains are disrupted. Negative economic conditions in the global economy or certain regions such as the European Market, from which we derived 33% of our revenues in 2019, could cause a decrease in spending on the types of products and services that we offer.

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

Our revenues are generated primarily in U.S. dollars and a major portion of our expenses are denominated in U.S. dollars. As a result, we consider the U.S. dollar to be our functional currency. A significant portion of our revenue is also generated in Euros. Other significant portions of our expenses are denominated in Israeli shekel (ILS) and, to a lesser extent, in Euros and other currencies. Our ILS-denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in ILS. In the past years, we have experienced material fluctuation between the ILS and the U.S. dollar and we anticipate that the ILS will continue to fluctuate against the U.S dollar in the future. In 2019, the ILS appreciated by approximately 8.4% against the U.S. dollar and in 2018 the ILS depreciated by approximately 7.5% against the U.S. dollar. In 2019, the Euro depreciated by approximately 2% against the U.S. dollar, and in 2018 the Euro depreciated by approximately 4.4% against the U.S. dollar. If the U.S dollar weakens against the ILS we are exposed to negative impact on our results of operations. Moreover, if the U.S. dollar strengthens against the Euro, our results of operations generated by revenue in the EUR may be negatively impacted.

Further, volatility in exchange rates resulting from Brexit is expected to continue in the short term as the U.K. continues to negotiate its exit from the E.U. We translate sales and other results denominated in foreign currency into U.S. dollars for our financial statements. During periods of a strengthening dollar, our reported international sales and earnings could be reduced because foreign currencies may translate into fewer U.S. dollars.

We use derivative financial instruments, such as foreign exchange forward contracts and others, to mitigate the risk of changes in foreign exchange rates on forecast cash flows. We may not purchase derivative instruments adequately to insulate ourselves from foreign currency exchange risks. Volatility in the foreign currency markets may make hedging our foreign currency exposures challenging. In addition, because a portion of our revenue is not earned in U.S. dollars, fluctuations in exchange rates between the U.S. dollar and the currencies in which such revenue is earned may have a material adverse effect on our results of operations and financial condition. We could be adversely affected when the U.S. dollar strengthens relative to the local currency between the time of a sale and the time we receive payment, which would be collected in the devalued local currency.  Accordingly, if there is an adverse movement in one or more exchange rates, we might suffer significant losses and our results of operations may otherwise be adversely affected.  Uncertainty in global market conditions has resulted in and may continue to cause significant volatility in foreign currency exchange rates which could increase these risks. As our international operations expand, our exposure to these risks also increases.

Disruption to our IT systems could adversely affect our reputation and have a material adverse effect on our business and results of operations.

Risks to cybersecurity and privacy, including the activities of criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error, are constantly evolving. Computer hackers and others routinely attempt to breach the security of companies, governmental agencies, technology products, services and systems.

Our IT systems contain personal, financial and other information that is entrusted to us by our customers and employees as well as financial, proprietary and other confidential information related to our business, and we rely on said systems to manage our business, operations and research and development. If these IT systems are compromised as a result of cyber-attacks or cyber-related incidents, it could result in the loss or misappropriation of sensitive data or other disruption to our operations.  Although we have a cybersecurity program designed to protect and preserve the integrity of our information technology systems, we have experienced and expect to continue to experience actual or attempted cyber-attacks of our IT systems or networks (such as limited phishing and malware activities identified by us in the past, which were mitigated). Although none of these actual or attempted cyber-attacks has had a material effect on our operations or financial condition, we cannot guarantee that any such incidents would not materially harm our business in the future.

If our IT systems are compromised as a result of cyber-attacks or cyber-related incidents, it could result in the loss or misappropriation of sensitive data or other disruption to our operations. It could also disrupt our electronic communications systems and thus our ability to conduct our business operations, our ability to process customer orders and electronically deliver products and services and our distribution channels.

Additionally, as a provider of network intelligence and security solutions for mobile and fixed service providers, an actual or perceived cyber-attack, breach of security or theft of personal data store by us, regardless of whether the cyber-attack, breach or theft is attributable to the failure of our products, could adversely affect the market’s perception of the efficacy of our solutions, and current or potential customers may look to our competitors for alternative solutions. A breach of our systems may also lead defects and security vulnerabilities to be introduced into our software, thereby damaging the reputation and perceived reliability and security of our products and services and potentially making the data systems of our customers vulnerable to further data loss and cyber incidents.

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

Our financial results may differ materially from any guidance we may publish from time to time.

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

As we operate in the global market, we are subject to taxation in Israel and various jurisdictions in which we conduct our business. Our tax expenses include the impact of tax exposures in certain jurisdictions, and may also be affected by adverse changes in the underlying profitability and financial outlook of our operations or changes in tax laws, including introduction of unilateral taxation such as digital services taxes in certain countries, international tax treaties, or guidelines such as the OECD inclusive framework on BEPS, or EU ATAD I and II, all of which could lead to an increase in our effective tax rate or to changes in our valuation allowances against deferred tax assets on our consolidated balance sheets.  Furthermore, we are subject to tax audits by governmental authorities everywhere we do business. If we experience unfavorable results from one or more such tax audits, there could be an adverse effect on our tax rate and therefore on our net income.

Our results of operations may also be affected by changes in tax laws, tax rates or double tax treaties. For example, in the United States, the 2017 Tax Cuts and Jobs Act (the “TCJA”) made significant changes to the U.S. Internal Revenue Code, including a reduction in the federal income corporate tax rate from 35% to 21% and limitations on certain corporate deductions and credits. In addition, the TCJA requires complex computations to be performed that were not previously required in U.S. tax law, and the preparation and analysis of information not previously relevant or regularly produced. Because the law is still relatively new, the U.S. Treasury Department, the IRS, and other standard-setting bodies could interpret or issue guidance on how provisions of the TCJA will be applied or otherwise administered that is different from our interpretation. Finally, foreign governments may enact tax laws in response to the TCJA that could result in further changes to global taxation and materially affect our financial position and results of operations.

Additionally, actions by national and international regulators and law enforcement agencies may result in changes to debt reference rates, including the United Kingdom’s Financial Conduct Authority’s announcement that it intends to phase out the London Interbank Offered Rate (“LIBOR”) by the end of 2021. While we do not have any long-term borrowings, it is difficult to predict the effect of potential alternatives to LIBOR on our business, including the liquidity of our customers, due to a lack of current consensus as to what rate or rates may become accepted alternatives to LIBOR. However, if LIBOR ceases to exist, there may be an adverse impact on the value of [or interest earned on] any LIBOR-based marketable securities, loans and derivatives that are included in our financial assets and liabilities and may also adversely affect us as holders of derivative instruments hedging our non-dollar currency exposure.

Risks Related to Our Ordinary Shares

The share price of our ordinary shares has been and may continue to be volatile.

The market price of our ordinary shares has been volatile in the past and may continue to be volatile. Our quarterly financial performance is likely to vary in the future, and may not meet our expectations or the expectations of analysts or investors, which may lead to additional volatility in our share price. Many factors could cause the market price of ordinary shares to fluctuate substantially, including, but not limited to:

•	announcements or introductions of technological innovations, new products, product enhancements or pricing policies by us or our competitors;

•	winning or losing contracts with service providers;

•	disputes or other developments with respect to our or our competitors’ intellectual property rights;

•	announcements of strategic partnerships, joint ventures, acquisitions or other agreements by us or our competitors;

•	recruitment or departure of key personnel;

•	regulatory developments in the markets in which we sell our products;

•	our future repurchases, if any, of our ordinary shares pursuant to our current share repurchase program and/or any other share repurchase program which may be approved in the future;

•	our sale of ordinary shares or other securities;

•	changes in the estimation of the future size and growth of our markets;

•	The effect of the ongoing coronavirus (COVID-19) pandemic and containment efforts on global markets; or

•	market conditions in our industry, the industries of our customers and the economy as a whole.

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

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. We are permitted to disclose limited compensation information for our executive officers on an individual basis and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. These exemptions and leniencies reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

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

A non-U.S. corporation is considered a CFC if more than 50 percent of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation, is owned, or is considered as owned by applying certain constructive ownership rules, by United States shareholders who each own stock representing 10% or more of the vote or 10% or more of the value on any day during the taxable year of such non-U.S. corporation (“10% U.S. Shareholder”).   Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as CFCs (regardless of whether or not we are treated as a CFC). Generally, 10% U.S. Shareholders of a CFC are required to report annually and include currently in its U.S. taxable income such 10% U.S. Shareholder’s pro rata share of the CFC’s “Subpart F income”,  “global intangible low-taxed income”, and investments in U.S. property by CFCs, regardless of whether we make an actual distribution to such shareholders. “Subpart F income” includes, among other things, certain passive income (such as income from dividends, interests, royalties, rents and annuities or gain from the sale of property that produces such types of income) and certain sales and services income arising in connection with transactions between the CFC and a person related to the CFC.

Any individual that is a U.S. Shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a 10% U.S. Shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a 10% U.S. Shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a CFC or whether any investor is treated as a 10% U.S. Shareholder with respect to any such CFC or furnish to any 10% United States shareholders information that may be necessary to comply with the aforementioned reporting and tax payment obligations. A United States investor should consult its tax advisors regarding the potential application of these rules to an investment in our ordinary shares.

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

We are incorporated under Israeli law and our principal offices, research and development division and manufacturing facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and continued with varying levels of severity into 2019. In recent years, these have included, among others, hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel, causing casualties and significant disruption of economic activities. Outside of periods of armed conflict, Israel has also historically experienced terrorist activity and unrest, including for instance, recent unrest due to the United States’ announcement to relocate its embassy from Tel Aviv to Jerusalem.  Any armed conflicts, terrorist activities or political instability in the region may affect a significant portion of our work force, which is located in Israel, and may limit materially our ability to obtain raw materials from affected countries or sell our products to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development and manufacturing, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us.

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

As of December 31, 2019, we employed 594 people, of whom 321 were based in Israel. Some of our employees in Israel are obligated to perform annual military reserve duty in the Israel Defense Forces, depending on their age and position in the army. Additionally, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. Our operations could be disrupted by the absence of one or more of our executive officers or key employees for a significant period due to military service and any significant disruption in our operations could harm our business. The full impact on our workforce or business if some of our executive officers and employees are called upon to perform military service, especially in times of national emergency, is difficult to predict. Additionally, the absence of a significant number of employees at our manufacturing subcontractor, Flex, as a result of military service obligations may disrupt their operations and could have a material adverse effect on our ability to timely deliver products to customers may be materially adversely affected.

The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

Our investment program in equipment at our facility in Hod-Hasharon, Israel, has been granted approved enterprise status and we are therefore eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investments Law. We also have been granted benefited enterprise status.  We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2019, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $62 million. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investments Law and its regulations and the criteria set forth in the specific certificate of approval. If we do not meet these requirements, the tax benefits would be canceled and we could be required to refund any tax benefits and investment grants that we received in the past. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are cancelled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate in Israel since the 2018 tax year is 23%.

Effective January 1, 2011, the Investments Law was amended (the “2011 Amendment”) to revise the criteria for receiving tax benefits. Under the transition provisions of the 2011 Amendment, a company may decide to irrevocably implement the 2011 Amendment while waiving benefits provided under the Investments Law’s prior benefits programs or to remain subject to the Investments Law’s prior benefits programs. We have opted not to apply the benefits under the 2011 Amendment, however, in the future, we may not be eligible to receive additional tax benefits as were made available under the Investments Law prior to the 2011 Amendment. The termination or reduction of these tax benefits would increase our tax liability, which would reduce our profits. Finally, in the event of a distribution of a dividend from the abovementioned tax-exempt income, in addition to withholding tax at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 20% in 2014 and onwards, and (iii) non-Israeli resident – 20% in 2014 and onwards subject to a reduced tax rate under the provisions of an applicable double tax treaty, we would also be subject to income tax on the amount distributed in accordance with the effective corporate tax rate which would have been applied had we not enjoyed the exemption. See “ITEM 10: Additional Information—Taxation—Israeli Tax Considerations and Government Programs.”

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

We have received grants from the Israel Innovation Authority (formerly known as the Office of the Chief Scientist of the Ministry of Economy) for the financing of a portion of our research and development expenditures in Israel, pursuant to the provisions of The Encouragement of Research, Development and Innovation in Industry Law, 1984, referred to as the Research and Development Law. In the future we may not receive grants or we may receive significantly smaller grants from the Israel Innovation Authority, and our failure to receive grants in the future could adversely affect our profitability.  In 2018 and 2019 we received and accrued non-royalty-bearing grants totaling $0.4 million and $0.4 million, respectively, from the Israel Innovation Authority, representing 1.5% and 1.2%, respectively, of our gross research and development expenditures. In each of the years 2018 and 2019, we qualified to participate in one non-royalty-bearing research and development program, funded by the Israel Innovation Authority to develop generic technology relevant to the development of our products. Such programs are approved pursuant to special provisions of the Research and Development Law. We were eligible to receive grants constituting of up to 50% of certain research and development expenses relating to these programs.] Although the grants under these programs are not required to be repaid by way of royalties, the restrictions of the Research and Development Law described below apply to these programs.

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

Even if we receive approval to manufacture our products outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on our manufacturing volume outside Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. Know-how developed under an approved research and development program may not be transferred to any third-parties, except in certain circumstances and subject to prior approval. Similarly, even if we receive approval to transfer intellectual property rights in technologies developed using these grants, we may be required to repay up to 6 times of the original grants plus LIBOR interest to the Israel Innovation Authority. In addition, if we fail to comply with any of the conditions and restrictions imposed by the Research and Development Law or by the specific terms under which we received the grants, we may be required to refund any grants previously received together with interest and penalties, and we may be subject to criminal charges.

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

We were incorporated on November 12, 1996 as “Ariadne Ltd.” and commenced operations in 1997. In September 1997, we changed our name to “Allot Communications Ltd.”. In November 2006, we listed our shares on NASDAQ. In 2007, we introduced our Service Gateway platform that enables broadband providers to build efficient, secure, manageable and profitable intelligent networks that are optimized to deliver Internet-based content and services. In 2008, we completed the acquisition of the business of Esphion Limited, a developer of network protection solutions for carriers and internet service providers. In 2010, we listed our shares on the Tel Aviv Stock Exchange, or TASE, and began applying the reporting reliefs afforded under the Israeli Securities Law to companies whose securities are dually listed on NASDAQ and the TASE. In 2012, we acquired the business of Ortiva Wireless Inc., a developer of video optimization solutions for mobile and Internet networks. In 2012, we acquired the business of Oversi Networks Ltd., a developer of products and systems for caching Internet content.  In 2015, we acquired substantially all of the assets and business of Optenet S.A., a Madrid-based global IT security company. In early 2018, we acquired all of the outstanding shares of Netonomy Ltd., a Tel-Aviv based developer of software-based cyber security for the connected home. All acquisitions were financed by the Company’s existing funds. In October 2018, we changed our name to “Allot Ltd”.

B.           Business Overview

Overview

We are a provider of leading innovative network intelligence and security solutions for mobile and fixed service providers as well as enterprises worldwide. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security including mobile security, DDoS protection, IoT security, and more. Allot’s multi-service platforms are deployed by over 550 mobile, fixed and cloud service providers and over 1000 enterprises. Our industry leading network-based security as a service solution has achieved over 50% penetration with some service providers and is already used by over 21 million subscribers in Europe.

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

Governments are looking for automated tools to implement regulatory requirements on the networks in their jurisdictions and protect the networks from external threats

Many governments around the world have already implemented or are in the process of implementing network-related regulations. These regulations may apply to multiple areas, for example, provision of level of service (SLA) by service providers to the consumers or defining certain types of content which will not be accessible to the private individuals. In addition, governments want to protect the networks from external cyber threats, such as DDoS attacks, hacking and botnet attacks. To achieve these goals and meet the regulation requirements, the service providers are required to deploy scalable network-based solutions, which can be provided by Allot, capable of measuring different network parameters, filtering the content and identifying and mitigating cyber attacks.

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

Security Solutions

Our security solutions protect network customers, network service integrity and brand reputation.

•	“Security as a Service”: Solutions enable operators to secure subscribers against online threats and harmful content by providing network-based Security as a Service (SECaaS) to their end customers.

o
Allot NetworkSecure (previously WebSafe Personal): A platform that allows the service provider to offer opt-in security services that allow subscribers to define and enforce safe-browsing limits (Parental Control) and to prevent incoming malware from infecting their devices (Anti-Malware). Services are enforced at the network level, requiring no device involvement or battery consumption.

o
Allot HomeSecure: A platform that allows the service provider to offer opt-in security services that allow subscribers to define and enforce safe-browsing limits (Parental Control) and to prevent incoming malware from infecting their devices (Anti-Malware). Services are enforced at the home router & network level.

•
Allot IoTSecure: A multi-tenant platform that enables CSP to grant each of its enterprise customers a dedicated management console for monitoring and securing their mobile IoT deployments on the CSP network.

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

•
Allot SpamOut Protector: Prevents malicious spambots from compromising operators’ network service and includes an anti-spam filter which detects and blocks outbound spam and protects network and IP domain against being blacklisted as a spammer or a phishing security risk.

•
Allot Unified Security: Provides end-to end security capabilities through combining Allot’s multi-tenant NetworkSecure and Homesecure platform and third party (Bitdefender) endpoint protection. Offering On-Net and Off-Net coverage, the solution blends advanced threat detection technologies in network, CPE and at the endpoint with customer intelligence and comprehensive personalization capabilities to deliver a scalable platform that simplifies security service activation, service awareness, operation and management.

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

Customers

We have a global, diversified customer base consisting primarily of mobile and fixed service providers, cable operators, private networks, data centers, governments and enterprises. We derive a significant and growing portion of our revenue from direct sales to large mobile and fixed-line service providers. We generate the remainder of our revenue through a select and well-developed network of channel partners, generally consisting of distributors, resellers, OEMs and system integrators. We also endeavor to increase our sales to enterprises and have adapted the structure of our sales organization to this end.  In 2019, we derived 33% of our revenues from Europe, 15% from the Americas, 39% from Asia and Oceania and 13% from the Middle East and Africa. A breakdown of total revenues by geographic location for 2017, 2018 and 2019 is set forth in the following table.

	Revenues by Location
	2019	% Revenues	2018	% Revenues	2017	% Revenues
	($ in thousands)
Revenues:
Europe	$36,199	33%	$45,730	48%	$40,394	49%
Asia and Oceania	42,994	39%	22,018	23%	13,936	17%
Middle East and Africa	14,331	13%	13,726	14%	12,130	15%
Americas	16,576	15%	14,363	15%	15,532	19%
Total Revenues	$110,100	100%	$95,837	100%	$81,992	100%

In September 2019 we entered into an agreement to provide AllotSmart products to an existing customer in the EMEA region.  The sale is being effected through a system integrator that will provide our equipment and services along with additional products and services to the end customer. We already received a portion of the total consideration as an advance payment. We expect to recognize the majority of the revenues related to this agreement in 2020, with additional ongoing revenues related primarily to the ongoing maintenance component of the agreement to be recognized over several years, in each case, subject to customary delivery and acceptance terms. The expected margins are similar to our average margins and the products and services we are required to provide are our standard products and services, including our AllotSmart products and services as well as our standard maintenance and support services for these products.  The agreement is for the performance and implementation of a specific project and does not contain any renewal provisions.

Channel Partners

We market and sell our products to end-customers both by direct sales and through channel partners, which include distributors, resellers, OEMs and system integrators. A significant portion of our sales occur through our channel partners. In 2019, approximately 48% of our revenues were derived from channel partners. In some cases, our channel partners are also responsible for installing and providing initial customer support for our products, with our continuous technical assistance. In the majority of the cases, the partners are responsible for the initial customer support (Tier 1 support), while we act as the escalation level. Our channel partners are located around the world and address most major markets. Our channel partners target a range of end-users, including carriers, alternative carriers, cable operators, private networks, data centers and enterprises in a wide range of industries, including government, financial institutions and education. Our agreements with channel partners that are distributors or resellers are generally non-exclusive, for an initial term of one year and automatically renew for successive one-year terms unless terminated. After the first year, such agreements may typically be terminated by either party upon ninety days prior notice.

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

We have organized our worldwide sales efforts into the following regions: North America, South America, Europe, the Middle East and Africa; and Asia and Oceania. We have regional offices in Spain, Italy, France, Singapore, India, Colombia, the U.S. and Israel. As of December 31, 2019, our sales and marketing staff, including product management and business development functions, consisted of 139 employees.

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

As of December 31, 2019, our technical staff consisted of 149 employees, including 64 technical support persons, 70 deployment and professional services engineers, 13 documentation and training persons, and 2 Customer Success managers.

Research and Development

Our research and development activities take place primarily in Israel. We also have research and development activities in Spain, Mexico and India. As of late 2018, we have also been using a subcontractor in Belarus to source R&D engineers. As of December 31, 2019, 154 of our employees in Israel, 46 of our employees in Spain, 29 of our employees in Belarus and three of our employees in Mexico and one in India, were engaged primarily in research and development. We devote a significant amount of our resources towards research and development in order to introduce new products and continuously enhance existing products and to support our growth strategy. We have assembled a core team of experienced engineers, many of whom are leaders in their particular field or discipline and have technical degrees from top universities and have experience working for leading Israeli or international networking companies. These engineers are involved in advancing our core technologies, as well as in applying these core technologies to our product development activities. In previous years, our research and development efforts have benefited from royalty-bearing grants from the Israel Innovation Authority. As of December, 31 2019, there are no outstanding royalties due from us to the Israel Innovation Authority. In 2019, we benefited from additional grants from the Israel Innovation Authority; however, these grants do not bear royalties. Under the terms of those grants we are required to perform our manufacturing activities within the state of Israel, as a condition to maintaining these benefits. The State of Israel does not own any proprietary rights in technology developed with the Innovation Authority funding and there is no restriction related to the Israel Innovation Authority on the export of products manufactured using technology developed with the Israel Innovation Authority funding (other limitations on export apply under applicable law). For a description of restrictions on the transfer of the technology and with respect to manufacturing rights, please see “ITEM 3: Key Information—Risk Factors—The government grants we have received for research and development expenditures require us to satisfy specified conditions and restrict our ability to manufacture products and transfer technologies outside of Israel. If we fail to comply with these conditions or such restrictions, we may be required to refund grants previously received together with interest and penalties and may be subject to criminal charges.”

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

We subcontract the integration of our security software products with an off-the-shelf hardware platforms provided by Lenovo and Hewlett Packard Enterprise (HPE). Based on verbal understandings, Arrow ocs (Israel) performs the integration of the software product with HPE servers, while Malam-Team (Israel) performs the integration of such software with Lenovo Servers. Such hardware components are manufactured in accordance with our design.

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

Competition

We compete against large companies in a rapidly evolving and highly competitive sector of the networking technology market, which offer, or may offer in the future, competing technologies, including partial or alternative solutions to operators’ and enterprises’ challenges, and which, similarly to us, intensely pursue the largest service providers (referred to as Tier 1 operators) as well as large enterprises.  Our DPI technology enabled offerings face significant competition from router and switch infrastructure companies that integrate functionalities into their platforms addressing some of the same types of issues that our products are designed to address. This competition is expected to intensify as transition to 5G networks progresses.

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

We customarily require our employees, subcontractors, customers, distributors, resellers, software testers, technology partners and contractors to execute confidentiality agreements or agree to confidentiality undertakings when their relationship with us begins. Typically, our employment contracts also include assignment of intellectual property rights for all inventions developed by employees, non-disclosure of all confidential information, and non-compete clauses, which generally restrict the employee for six months following termination of employment. The enforceability of non-compete clauses in certain jurisdictions in which we operate may be limited. See “ITEM 3: Key Information—Risk Factors—If we are unable to successfully protect the intellectual property embodied in our technology, our business could be harmed significantly.” Because our product designs and software are stored electronically and thus are highly portable, we attempt to reduce the portability of our designs and software by physically protecting our servers through the use of closed networks, which prevent external access to our servers.

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

As of December 31, 2019, we had 19 issued U.S. patents and five pending patent applications in the U.S. We expect to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

Government Regulation

Due to the industry and geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations, and several government agencies in the United States, the E.U. and other countries regulate various aspects of our business. See the following risk factors in “ITEM 3. Key Information—D. Risk Factors” for more information on regulation material to our business, financial condition and results of operations:

•	Risks Relating to our Business—Demand for our products may be impacted by government regulation of the telecommunications industry.

•
Risks Relating to our Business—We are subject to certain regulatory regimes that may affect the way that we conduct business internationally, and our failure to comply with applicable laws and regulations could materially adversely affect our reputation and result in penalties and increased costs.

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

•
Risks Relating to our Ordinary Shares—Certain U.S. holders of our ordinary shares may suffer adverse tax consequences if we or any of our non-U.S. subsidiaries are characterized as a “controlled foreign corporation,” or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

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

Additionally, see “ITEM 5: Overview—Government Grants” for a description of grants received from the Israel Innovation Authority of the Ministry of Economy and “ITEM 10: Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations” for a description of classification as a “passive foreign investment company,” or a PFIC, for United States federal income tax purposes.

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

C.           Organizational Structure

As of December 31, 2019, we held directly and indirectly the percentage indicated of the outstanding capital stock of the following subsidiaries:

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

D.           Property, Plant and Equipment

Our principal administrative and research and development activities are located in our approximately 71,827 square foot (6,673 square meter) facilities in Hod-Hasharon, Israel. The leases for our facilities vary in dates and terms, with the main facility’s non-stabilized lease expiring in March 2022.

We also lease a total of 11,248 square feet (1,045 square meter) in two facilities in Spain, mainly for our sales and research and development operations in Spain, pursuant to lease agreements. The lease agreement of our main site in Spain was renewed for one year in 2019 and may be renewed for additional terms by mutual consent.

ITEM 4A:  Unresolved Staff Comments

Not applicable.

ITEM 5:  Operating and Financial Review and Prospects

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2019 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.  This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “ITEM 3.D: Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

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

In 2019, the primary drivers of our revenues were the mobile and fixed markets, which were highlighted by our ongoing relationship with global Tier 1 mobile and fixed operators groups

In March 2015, we acquired the business and substantially all of the assets of Optenet, S.A., a developer of security solutions for internet service providers and enterprises. Under the terms of the agreement, the consideration includes approximately $9.9 million (€8.9 million) in cash. In addition, there is a performance-based earn-out over a period of five years following closing, which is capped at approximately $27.5 million (€25 million) and is contingent upon reaching certain revenue thresholds from sale of Optenet products. The fair value of the contingent consideration as of the acquisition date was estimated at $8.1 million (€7.3 million).

In January 2018, we acquired all of the outstanding shares of Netonomy Ltd., a developer of software-based cyber security for the connected home. Under the terms of the agreement, the consideration includes approximately $3.2 million in cash, a $1.1 million holdback amount and a performance-based contingent amount over a period of two and a half years following closing, which is capped at approximately $1.1 million. See Note [1(b)] to our consolidated financial statements for further information.

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

Geographical breakdown.  See “—Operating Results—Results of Operations—Revenues.” for the geographic breakdown of our revenues by percentage for the years ended December 31, 2018 and 2019.

Cost of revenues and gross margins

Our products’ cost of revenues consists primarily of costs of materials, manufacturing services and overhead, warehousing and product testing. Our services’ cost of revenues consists primarily of salaries and related personnel costs for our customer support staff. In 2019, our gross margin increased compared to 2018, mainly due to increase in revenues while the gross margin rate remains similar to last year. In 2018, our gross margin increased compared to 2017, partially due to an increase in revenues, which was driven mainly by the higher demand of our Visibility and Control offering in addition to better execution capabilities. We expect our percentage of gross margin to remain at the same level as in 2020.

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

Approved Enterprise

Our facilities in Hod-Hasharon, Israel have been granted Approved Enterprise status under the Encouragement of Capital Investments Law, 1959, and enjoy certain tax benefits under this program. We intend to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2019, our net operating loss carry forwards for Israeli tax purposes totaled approximately $62 million, which includes losses related to our acquisition of Oversi. As a result of our acquisition of Oversi, through 2019 we may offset operating losses in Israel, which were generated prior to the Oversi acquisition, against taxable income annually with a limitation of up to 14% of the total accumulated loss but no more than 50% of our taxable income. Income derived from other sources, other than through our “Approved Enterprise” status, during the benefit period will be subject to the regular corporate tax rate.

Government Grants

Our research and development efforts have been financed, in part, through grants from the Israel Innovation Authority under our approved plans in accordance with the Research and Development Law. In 2018 and 2019 we received grants from the Israel Innovation Authority through non-royalty bearing programs.

Factors Affecting Our Performance

Our business, financial position and results of operations, as well as the period-to-period comparability of our financial results, are significantly affected by a number of factors, some of which are beyond our control, including:

Customer concentration. We derived 27% of our total revenues in 2019 and 22% of our total revenues in 2018 from two global Tier 1 mobile and fixed operator groups. While we have some visibility into the likely scope of the customers’ projects, our relationships are conducted solely on a purchase order basis and we do not have any commitment for future purchase orders from these customers. The loss of any of such third parties could harm our results of operations and financial condition.

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

Cost of revenues and cost reductions. Our cost of revenues as a percentage of total revenues was 30.6% for 2018 and 30.7% for 2019. Our products use off-the-shelf components and typically the prices of such components decline over time. However, the introduction and sale of new or enhanced products and services may result in an increase in our cost of revenues. We make a continuous effort to identify cheaper components of comparable performance and quality. We also seek improvements in engineering and manufacturing efficiency to reduce costs. Our products incorporate features that are purchased from third parties. In addition, new products usually have higher costs during the initial introduction period. We generally expect such costs to decline as the product matures and sales volume increases. The introduction of new products may also involve a significant decrease in demand for older products. Such a decrease may result in a devaluation or write-off of such older products and their respective components. The growth of our customer base is usually coupled with increased service revenues primarily resulting from increased maintenance and support. In addition, the growth of our installed base with large service providers may result in increased demand for professional services, such as training and installation services. An increase in demand for such services may require us to hire additional personnel and incur other expenditures. However, these additional expenses, handled efficiently, may be utilized to further support the growth of our customer base and increase service revenues. In 2018 our cost of revenues increased due to an increase in revenues while we kept fixed elements of cost of revenues on a similar level. In 2019 our cost of revenues increased due to increase in projects which require a higher portion of services and a higher portion of deals with a larger hardware components.

Currency exposure. A majority of our revenues and a substantial portion of our expenses are denominated in the U.S. dollar. However, a significant portion of our revenues is incurred in currencies other than the U.S. dollar, mostly in Euros. In addition, a significant portion of our expenses, associated with our global operations, including personnel and facilities-related expenses, are incurred in currencies other than the U.S. dollar; this is the case primarily in Israel and to a lesser extent in other countries in Europe, Asia, Africa and Latin America. Consequently, a decrease in the value of the U.S. dollar relative to local currencies will increase the dollar cost of our operations in these countries. A relative decrease in the value of the U.S. dollar would be partially offset to the extent that we generate revenues in such currencies. In order to partially mitigate this exposure, we have decided in the past and may decide from time to time in the future to enter into hedging transactions. We may discontinue hedging activities at any time. As such decisions involve substantial judgment and assessments primarily regarding future trends in foreign exchange markets, which are very volatile, as well as our future level and timing of cash flows of these currencies, we cannot provide any assurance that such hedging transactions will not affect our results of operations when they are realized. See Note [5] to our consolidated financial statements included elsewhere in this annual report for further information. Also see “ITEM 11: Quantitative and Qualitative Disclosure About Market Risk.”

Interest rate exposure. We have a significant amount of cash that is currently invested primarily in interest bearing vehicles, such as bank time deposits and available for sale marketable securities. These investments expose us to risks associated with interest rate fluctuations See “ITEM 11: Quantitative and Qualitative Disclosure About Market Risk.”

Impacts of the coronavirus (COVID-19) pandemic. The trajectory of the pandemic remains highly uncertain, and we cannot predict the impacts, trends and uncertainties resulting from the pandemic’s effect on global economic activity, the industry in which we operate, our sales, the availability and price of our component parts, and the extent to which our operations and our business may be materially and adversely affected.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, or U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty and actual results may differ. Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this annual report. Certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in our industry, information provided by our customers and information available from other outside sources, as appropriate. With respect to our policies on revenue recognition and warranty costs, our historical experience is based principally on our operations since we commenced selling our products in 1998. Our estimates are primarily guided by observing the following critical accounting policies:

•	Revenue recognition;

•	Provision for returns;

•	Business combinations

•	Allowance for doubtful accounts;

•	Accounting for stock-based compensation;

•	Inventories;

•	Marketable securities;

•	Impairment of goodwill and long lived assets;

•	Income taxes;

•	Contingent liabilities; and

•	Contingent Consideration.

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

We have adopted accounting standards codification 606, “Revenue from Contracts with Customers” (“ASC 606”), effective as of January 1, 2018. We recognize revenue under the core principle that transfer of control to our customers should be depicted in an amount reflecting the consideration we expect to receive. As such, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenues when (or as) we satisfy each performance obligation.

We enter into contracts that can include combinations of products and services, that are capable of being distinct and accounted for as separate performance obligations.  The products are distinct as the customer can derive the economic benefit of it without any professional services, updates or technical support. We allocate the transaction price to each performance obligation based on its relative standalone selling price out of the total consideration of the contract. For support, we determine the standalone selling prices based on the price at which we separately sell a renewal contract on a stand-alone basis. For professional services, we determine the standalone selling prices based on the price at which we separately sell those services on a stand-alone basis. If the SSP is not observable, the Company estimates the SSP taking into account available information such as geographic or regional specific factors, internal costs, profit objectives, and internally approved pricing guidelines related to the performance obligation.

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

As of December 31, 2019, following the adoption of ASC 606, we recognize for term-based license agreements at the point in time when control transfers and the associated maintenance revenues over the contract period. Adoption of this standard resulted in a reduction of deferred revenues of $712 that was recorded in accumulated deficit due to upfront recognition of license revenues from term licenses. This adjustment relates to the way we account for term-based license agreements. Under ASC 605 we recognized both the term license and maintenance revenues ratably over the contract period whereas under the new revenue standard we recognize term license revenues at the point in time when control transfers and the associated maintenance revenues over the contract period.

Provision for returns. We provide a provision for product returns based on its experience with historical sales returns. Such provisions amounted to $0.2 million and $0.2 million as of December 31, 2019 and 2018, respectively.

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

In connection with the grant of options and RSUs, we recorded total stock-based compensation expenses of $2.9 million in 2018 and $3.4 million in 2019. In 2019, $0.3 million, $0.8 million, $1.3 million and $1.1 million of our stock-based compensation expense resulted from cost of revenue, research and development expenses, net, sales and marketing expenses and general and administrative expenses, respectively, based on the department in which the recipient of the option grant was employed. As of December 31, 2019, we had an aggregate of $8.4 million of unrecognized stock-based compensation remaining to be recognized over a weighted average vesting period of 3 years.

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventory and discontinued products. Inventory write-off provision as of December 31, 2019 and 2018 totaled $0.6 million and $2.2 million, respectively.

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

As of December 31, 2019, we held available for sale marketable securities of $61 million. As of December 31, 2019, the unrealized gain recorded in other comprehensive income was $0.3 million.

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

We believe that our business activity and management structure meet the criterion of being a single reporting unit for accounting purposes. We performed an annual impairment analysis as of December 31, 2019 and determined that the carrying value of the reporting unit was more than the fair value of the reporting unit. Fair value is determined using market capitalization. During the years ended 2018 and 2019, no impairment losses were recorded.

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

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC No. 360, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended 2018 and 2019, no impairment losses were recorded.

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

In Israel, we have accumulated operating loss carry forwards of approximately $62 million and capital losses of approximately $27 million for tax purposes as of December 31, 2019, which may be carried forward and offset against ordinary income and capital gains respectively in the future for an indefinite period. In the United States, the accumulated losses for U.S. federal income tax return purposes were approximately $6 million as of December 31, 2019, and expire between 2026 and 2037. We believe that because of our history of losses, and uncertainty with respect to future taxable income, it is more likely than not that some of the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future, and therefore, a valuation allowance was provided to reduce deferred tax assets to their realizable value. The valuation allowance attributed to such losses for the year ended December 31, 2019 was $16 million.

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

For more information regarding recently issued accounting pronouncements see Note 2 to the consolidated financial statements.

Results of Operations

The following table sets forth our statements of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2018	2019
Revenues:
Products	58.6%	61.3%
Services	41.4	38.7
Total revenues	100.0	100.0
Cost of revenues:
Products	20.9	20.6
Services	9.7	10.1
Total cost of revenues	30.6	30.7
Gross profit	69.4	69.3
Operating expenses:
Research and development, net	26.5	28.6
Sales and marketing	42.6	42.8
General and administrative	10.9	6.1
Total operating expenses	80.0	77.5
Operating loss	10.6	8.2
Financing income, net	2.3	1.8
Loss before income tax expense	8.3	6.4
tax expense	2.6	1.5
Net loss	10.9%	7.9%

Revenues

See “ITEM 4B: Information on Allot—Business Overview—Customers” for the geographic breakdown of our revenues by percentage for the years ended December 31, 2017, 2018 and 2019.

           Ended December 31, 2019 Compared to Year Ended December 31, 2018

Products.   Product revenues increased by $11.3 million, or 20.1%, to $67.4 million in 2018 from $56.2 million in 2018.  The increase in revenues in 2019 was attributable to a better execution capability, changes in the Company structure to support better our sales efforts and higher demand of our Visibility and Control offering.

Services.   Service revenues increased by $3.0 million, or 7.5%, to $42.7 million in 2019 from $39.6 million in 2018. A material part of the sales of our Services is linked to the sale of our products; thus, service revenues increased in correlation with product revenues.

Product revenues comprised 61.3% of our total revenues in 2019, a increase of 2.7% compared to 2018 while the services revenues portion of total revenues decreased by 2.7%.

Cost of revenues and gross margin

Products.  Cost of product revenues increased by $2.7 million, or 13.4%, to $22.7 million in 2019 from $20.1 million in 2018. Product gross margin increased to 66.3% in 2019 from 64.3% in 2018. This increase is attributed to increase in projects which require a larger portion of hardware components.

Services.  Cost of services revenues increased by $1.8 million, or 19.4%, to $11.1 million in 2019 from $9.3 million in 2018. This increase is due to an increase in projects which require a higher portion of professional services.

Total gross margin decreased to 69.3% in 2019 from 69.4% in 2018.

Operating expenses

Research and development. Gross research and development expenses increased by $6.0 million, or 23.4%, to $31.8 million in 2019 from $25.8 million in 2018. Gross research and development expenses as a percentage of total revenues increased to 28.9% (28.6%, net) in 2019 from 26.9% (26.5%, net) in 2018.

Sales and marketing. Sales and marketing expenses increased by $6.3 million, or 15.3%, to $47.1 million in 2019 from $40.8 million in 2018. The increase in our sales and marketing expenses is mainly attributable to our increased efforts to strengthen our position in certain territories, which led to the recruitment of additional senior sales representatives in various countries, as well as use of agents in specific accounts.  In addition, we have focused on increasing our Security sales and recruiting the appropriate sales representative.  Sales and marketing expenses as a percentage of total revenues increased to 42.8% in 2019 from 42.6% in 2018.

General and administrative. General and administrative expenses decreased by $3.7 million, or 35.9%, to $6.7 million in 2019 from $10.4 million in 2018, deriving mainly from the re-evaluation of the Optenet acquisition earn-out provisions. General and administrative expenses as a percentage of revenues decreased to 6.1% in 2019 from 10.9% in 2018.

Financial income, net. In 2019 we had $2.0 million financial income, net. In 2018 we had $2.2 million financial income, net. The change in 2019 was primarily attributed to [foreign currency exchange differences of $0.5 million compared to 2018 an increase in interest income of $0.4 million].

Income tax expense. Income tax expense in 2019 was $1.6 million, compared to income tax expense of $2.4 million in 2018. The increase in 2019 was mainly due to [an increase in the write-off of withholding taxes expenses of approximately $0.3 million] and decrease in current tax and deferred tax expenses of $0.5 million, compared to 2018.

For a discussion of our operating results for the fiscal year ended December 31, 2018 as compared to the fiscal year ended December 31, 2017, see “ITEM 5. Operating and Financial Review and Prospects—Operating Results” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2018, which was filed with the SEC on March 19, 2019.1

B.          Liquidity and Capital Resources

As of December 31, 2019, we had $16.9 million in cash and cash equivalents, $61.0 million available for sale marketable securities $28.7 million in short-term deposits and restricted deposits and $10.9 million in long-term restricted deposits.  As of December 31, 2019, our working capital, which we calculate by subtracting our current liabilities from our current assets, was $79.9 million.

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

Operating activities.

During 2019, we had $16.1 million in cash and cash equivalents from operating activities. Net cash provided by operating activities consisted mainly of a net loss of $8.7 million, depreciation, amortization and impairment of intangible assets of $4.3 million, $3.4 million of stock-based compensation expense, an increase of $0.3 million in inventory, an increase  of $4.6 million in employees and payroll accruals, an increase of $2.9 million in trade receivables, an increase of $3.9 million in trade payables, a decrease of $9.0 in other payables and accrued expenses, an increase of $3.2 million in other receivables and prepaid expenses, an increase of $23.5 million in deferred revenues and $0.4 million related to other operating activities.

During 2018, we had $1.0 million in cash and cash equivalents from operating activities. Net cash provided by operating activities consisted mainly of a net loss of $10.4 million, depreciation, amortization and impairment of intangible assets of $3.8 million, $2.9 million of stock-based compensation expense, an increase of $3.4 million in inventory, a decrease of $1.2 million in employees and payroll accruals, an increase of $3.4 million in trade receivables, an increase of $1.9 million in trade payables, an increase of $6.9 in other payables and accrued expenses, an increase of $1.1 million in other receivables and prepaid expenses, an increase of $3.6 million in deferred revenues and $1.4 million related to other operating activities.

 Investing activities.

Net cash used in investing activities in 2019 was $16.5 million, primarily attributable to an investment in available-for sale marketable securities of $40.0 million, purchase of property and equipment for $3.7 million and investment in short-term bank deposits and restricted deposits of $16.9 million. The above changes were partially offset by redemption of marketable securities of $43.6 million.

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

We expect that our capital expenditures will total approximately $8.7 million in 2020. We anticipate that these capital expenditures will be primarily related to purchase of equipment of Security as a service deals and to further investments in lab equipment for research and development and customer success as well as IT infrastructure.

Financing activities.

Net cash provided by financing activities in 2019 was $1.0 million, which was attributable to issuance of share capital through the exercise of stock options and RSUs

Net cash provided by financing activities in 2018 was $0.4 million, which was attributable to issuance of share capital through the exercise of stock options and RSUs.

For a discussion of our our liquidity and capital resources for the fiscal year ended December 31, 2017, see “ITEM 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2018, which was filed with the SEC on March 19, 2019.2

C.           Research and Development, Patents and Licenses

In 2018 and 2019, we benefited from non-royalty bearing grants from the Israel Innovation Authority. The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to comply with such restrictions or these conditions, we may be required to refund grants previously received together with interest and penalties, and we may be subject to criminal charges.

As of December 31, 2019, we had 19 issued U.S. patents and five pending patent applications in the United States. We expect to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

D.           Trend Information

See “ITEM 5: Operating and Financial Review and Prospects” above.

E.           Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.            Contractual Obligations

The following table of our material contractual and other obligations known to us as of December 31, 2019, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1–3 years		Over 3 years
	(in thousands of U.S. dollars)
Purchase obligations	$12,303	$12,303	$		$
Operating leases - offices(1)	$6,425	$2,886		$3,442		97
Operating leases - vehicles	771	419		352
Uncertain tax position (ASC-740)	243
Total	$19,742	$15,608		$3,794		$97
_____________________
(1)	Consists primarily of an operating lease for our facilities in Hod Hasharon, Israel, as well as operating leases for facilities leased by our subsidiaries.

ITEM 6: Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets forth the names, ages and positions of our directors and executive officers as of March 1, 2020:

Name	Age	Position
Directors
Yigal Jacoby(5)	59	Chairman of the Board
Manuel Echanove(5)	55	Director
Itzhak Danziger (5)	71	Director
Nurit Benjamini (1)(2)(3)(4)(5)	53	Director
Steven D. Levy (1)(2)(4)(5)	63	Director
Miron (Ronnie) Kenneth (1)(2)(5)	64	Director
Nadav Zohar (5)	54	Director

Executive Officers
Erez Antebi	61	Chief Executive Officer and President
Ziv Leitman	61	Chief Financial Officer
Nir Pery	50	Senior Vice President, Research and Development
Ronit Weinstein	57	Vice President, Human Resources
Ronen Priel	44	Chief Technology Officer
Rael Kolevsohn	50	Vice President, Legal Affairs, General Counsel and Company Secretary
Pini Gvili	55	Vice President, Operations
Keren Rubanenko	43	Senior Vice President, Customer Success
Ran Fridman	45	Executive Vice President, Global Sales
Vered Zur	56	Vice President, Marketing
Hagay Katz	60	VP Strategic Accounts, Cyber Security
Mark Shteiman	44	Vice President Product Management
____________
(1)	Member of our compensation and nomination committee.
(2)	Member of our audit committee.
(3)	Lead independent director.
(4)	Outside director.
(5)	Independent director under the rules of NASDAQ.

Directors

Yigal Jacoby has served as Chairman of the Board of Directors since November, 2016. Mr. Jacoby co-founded our company in 1996 and served as our CEO until 2006 and as a Chairman of our board of directors until 2008. Prior to co-founding Allot, Mr. Jacoby founded Armon Networking, a manufacturer of network management solutions in 1992, and managed it until it was acquired by Bay Networks, a network hardware vendor, where he served as the General Manager of its Network Management Division.  From 1985 to 1992, Mr. Jacoby held various engineering and marketing management positions at Tekelec, a manufacturer of Telecommunication monitoring and diagnostic equipment. Currently, Mr. Jacoby is an active investor and director of several Israeli start-up companies, including serving as Chairman at LiveU Ltd., a provider of live cellular video transmission solutions. Mr. Jacoby has a B.A., cum laude, in Computer Science from Technion — Israel Institute of Technology and an M.Sc. in Computer Science from University of Southern California.

Manuel Echanove has served as an interim director since July 2017. Prior to his appointment Mr. Echanove served in various management positions with the Telefonica group, a multinational telecommunications company, between 1996 and 2012. During his tenure at Telefonica, Mr. Echanove held various senior management positions as Commercial General Manager, General Director of Business Development and General Director of Multimedia and Brand Business. He also served as General Manager in the Corporate Strategy area of Telefónica S.A. before leaving Telefonica in 2012. Prior to joining Telefonica, Mr. Echanove served in sales and marketing management positions at France Telecom, British Telecom, each a multinational telecommunications company, and Data General, a minicomputer firm. Mr. Echanove is currently the CEO of Wetania Consulting S.L. a management consulting company, which he founded in 2013. Mr. Echanove has an Economics and Business Administration degree from the Universidad Pontificia de Comillas.

Itzhak Danziger has served as a director since 2011. Prior to his appointment as a director, Mr. Danziger served as an observer to our Board since 2010. Itzhak Danziger serves as a member of the board of Galil Software, an Israeli software services company, and as a director of EyeControl and Jinni Media, privately held technology companies. From 1985 to 2007, Mr. Danziger held various executive positions at Comverse, a technology companies group that develops and markets telecommunications systems, including as president of Comverse Technology Group, as president of Comverse Network Systems and as chairman of Comverse subsidiary - Starhome. Prior to joining Comverse, Mr. Danziger held various R&D and management positions in Tadiran Telecom Division, a privately held manufacturer of business telecommunications equipment. In the non-profit sector, Mr. Danziger serves as the chairman of the Center for Educational Technology (CET), as Vice President and board member of the New Israel Fund (NIF), a non-profit for social justice and equality, the chairman of Israel Venture Network (IVN)- Yozma fund for investments in social businesses and a director in Israel Venture Network (IVN), a venture philanthropy NGO. Mr. Danziger was also a member of the National Task Force for the Advancement of Education in Israel (Dovrat Committee). Mr. Danziger holds a B.Sc. cum laude and an M.Sc. in electrical engineering from the Technion - Israel Institute of Technology and an M.A. cum laude in philosophy and digital culture from Tel Aviv University.

Nurit Benjamini has served as an outside director since 2007 and serves as the lead independent director on our board. Since December 2013, Ms. Benjamini has served as the Chief Financial Officer of TabTale Ltd., a company that provides mobile content. Ms. Benjamini served as the Chief Financial Officer of Wix.com Ltd. (NASDAQ: WIX), a software company providing web development solutions,  from 2011 to 2013. Previously, from 2007 to 2011, Ms. Benjamini has served as the Chief Financial Officer of CopperGate Communications Ltd. (now Sigma Designs Ltd.) that was acquired by Sigma Designs Inc. (NASDAQ:SIGM), a provider of system-on-chip semiconductors, in November 2009.  Prior to her position with CopperGate Communications Ltd., Ms. Benjamini served as the Chief Financial Officer of Compugen Ltd., a genomics-based drug and diagnostic discovery company, from 2000 to 2007. Ms. Benjamini serves as an outside director of BiolineRX Ltd. (NASDAQ/TASE: BLRX), a biopharmaceutical company focused on oncology, as a member of its compensation committee, and as a chairman of its audit committee. Ms. Benjamini serves as a director and chair-person of the audit committee of Redhill Biopharma, a biopharmaceutical company focused on gastrointestinal diseases. Ms. Benjamini serves as a director and chair-person of the audit committee of Gamida Cell Ltd. (NASDAQ: GMDA), an advanced cell therapy company. Ms. Benjamini holds a B.A. in Economics and Business and an M.B.A. in Finance, both from Bar Ilan University, Israel.

Steven D. Levy has served as an outside director since 2007. Mr. Levy served as a Managing Director and Global Head of Communications Technology Research at Lehman Brothers, a global financial services firm, from 1998 to 2005. Before joining Lehman Brothers, Mr. Levy was a Director of Telecommunications Research at Salomon Brothers, an American investment bank, from 1997 to 1998, Managing Director and Head of the Communications Research Team at Oppenheimer & Co., a global full-service brokerage and investment bank from 1994 to 1997 and a senior communications analyst at Hambrecht & Quist, a California-based investment bank, from 1986 to 1994. Mr. Levy has served as a director of PCTEL, a broadband wireless technology company since 2006 and served as a director of Edison Properties, a privately held U.S. real estate company, since 2018.  Mr. Levy previously served as a director of privately held GENBAND Inc., a U.S. provider of telecommunications equipment. Mr. Levy holds a B.Sc. in Materials Engineering and an M.B.A., both from the Rensselaer Polytechnic Institute.

Miron (Ronnie) Kenneth has served as a director since October 2014. Mr. Kenneth has more than 20 years of experience in the global high technology business, and is currently a private investor in high technology startups. He serves as the Chairman of Teridion Technologies Ltd., a privately held company specializing in overlay network technologies for service providers. From May 2011 to May 2013, Mr. Kenneth served as the CEO of Pontis Ltd., a privately-held company specializing in providing online marketing and analytics platforms for service providers. Prior to his tenure at Pontis, Mr. Kenneth was the Chairman and Chief Executive Officer of Voltaire Technologies Ltd., a provider of scale-out data center fabrics, (from January 2001 to 2011). In 2011 Voltaire was acquired by Mellanox Technologies Ltd. (NASDAQ: MLNX), a multinational supplier of computer networking products. Prior to his employment at Voltaire, Mr. Kenneth was a General Partner in Telos Venture Partners, a Silicon Valley based venture firm. Prior to Telos, Mr. Kenneth also held senior management positions in the European organization of Cadence Design Systems Inc. (NASDAQ: CDN), a multinational electronic design automation software and engineering services company.  Mr. Kenneth has an M.B.A. from Golden Gate University in San Francisco, California and a B.A. in Economics and Computer Science from Bar Ilan University in Israel.

Nadav Zohar has served as an interim director since February 2017 and as a director since April 2017. Mr. Zohar serves as the head of Business Development of Gett, an “on demand” transportation service provider.  Prior to joining Gett, Mr. Zohar served as Chief Operating Officer of Delek Global Real Estate PLC, company description to be added, between 2006 and 2009 and held several executive positions with Morgan Stanley, a multinational investment bank and financial services company, between 2001 and 2006, the last of which was Executive Director, Financial Sponsors Group. Prior to joining Morgan Stanley, Mr. Zohar served in executive roles at Lehman Brothers, a global financial services firm, between 1997 and 2001.   Mr. Zohar serves as a board member of Matomy Media Group Ltd. (London Stock Exchange: MTMY), a digital performance-based advertising company. Mr. Zohar holds a Masters in Finance (graduated with Merit) from the London Business School and a LLB in Law (graduated with honors) from the University of Reading.

Executive Officers

Erez Antebi has served as our President and Chief Executive Officer since February 2017. Mr. Antebi served as the CEO of Gilat Satellite Networks (NADAQ: GILT), a satellite communications technology and services provider, between 2012 and 2015.  Between 2005 and 2012 Mr. Antebi also served in several executive roles at Gilat Satellite Networks. Between 2003 and 2005 Mr. Antebi served as the CEO of Clariton Networks, a start-up company, providing services in cellular coverage. Prior to that Mr. Antebi has served in a variety of roles at Gilat Satellite Networks, Tadiran, a provider of radio communications for military applications and for Rafael, Israel Ministry of Defense. Mr. Antebi currently serves on the advisory boards of HiSky. Mr. Antebi holds a B. Sc., Electrical Engineering (Communications), Summa Cum Laude, and a M.Sc., Electrical Engineering (Information Theory), both from the Technion, Israel.

Ziv Leitman has served as our Chief Financial Officer since November 2019.  Prior to joining Allot, Mr. Leitman served as CFO of Powermat Technologies, a wireless charging pioneer leader, and from 2011 to 2017 as CFO of Partner Communications, one of Israel’s leading mobile, fixed-line, Internet and TV service providers. Between 2009 to 2011, he served as Deputy CEO and CFO of Paz Oil Company, and between 2002 to 2009, as CFO of Comverse Inc., a leading provider of telecommunications products. From 1989 to 2002 Mr. Leitman also held CFO positions at Discount Investment Corp., Lucent Technologies EIS, Kimberly-Clark Israel and Optrotech (Orbotech). Mr. Leitman is a Certified Public Accountant and holds a B.A. in Economics and Accounting and an M.B.A. in Finance & Information Systems, both from the Tel Aviv University.

Ronit Weinstein has served as our Vice President—Human Resources since May, 2019. Prior to joining Allot Ms. Weinstein served between 2018 to 2019 as VP Human Resources at Verint Systems Ltd. a leading global company in the field of actionable intelligence, between 2017 and 2018 as a Human Resources and Organizational Consultant, between 2007 and 2017 as VP Human Resources at Flash Networks Ltd. a leading provider of optimization solutions, between 2007 to 2007 as VP Human Resources at TTI Telecom, between 2003 to 2006 as VP Human Resources at Compugen Ltd. a leading genomics-based drug and diagnostic discovery company, between 1997 to 2003 as VP Human Resources of the Enavis subsidiary of ECI Telecom, a global provider of ELASTIC network solutions to CSPs, critical infrastructures and data center operators  and between 1993 to 1996 as an organizational consultant.  Ms. Weinstein holds a B.A. in Political Science and Sociology from Tel Aviv University and a B.A. in Sociology from UCLA.

Mark Shteiman has served as our Vice President Product Management since October 2019.  Prior to that Mr. Shteiman served as our Associate Vice President Product Management from June 2018.  Prior to Allot Mr. Shteiman served as Vice President Product Management at Kaminario Ltd. a leading All-flash Software-defined storage company, redefining the future of cloud-scale datacenters, between 2012 and 2015 served as Head of Product, City business unit of AGT International Ltd., between 2011 and 2013 founded Friendize Me. a SaaS Social E-commerce company and served as its CEO, between 2009 and 2011 as Vice President, Products at Gigafone Ltd., between 2006 and 2008 as VP Product Management NGM at Neustar, between 2000 – 2006 he held a number of positions at Followap a leading mobile instant messaging(IM) and interoperability provider for mobile telecom operators and internet service providers, during 2000 held a position in the Israeli Defense Forces and between  1996 – 1998 served as a software developer at Aitech Defense Systems. Mr. Shteiman holds a B.Sc in Computer Science from the  Technion, Israel.

Ronen Priel has served as our Chief Technology Offer since October 2019.  Prior to that, Mr. Priel served as Allot’s Vice President—Product Management & Marketing, from August 2016. Prior to joining Allot, Mr. Priel served as VP Business Management and Strategy, Video Intelligence Solutions (VIS) Division of Verint (NADAQ: VRNT), a global leader in Actionable Intelligence® solutions with a focus on customer engagement optimization, security intelligence, and fraud, risk and compliance, since 2014. Between 2008 and 2014 Mr. Priel served in a number of executive roles in Verint. Between 2006 and 2008 he served as Senior Director of Products Marketing at Pontis Ltd. and between 1999 and 2004 Mr. Priel served as Product Line Manager & Director of Marketing at ECtel Ltd. Mr. Priel holds a BA in computer science from the Israeli Open University and an M.B.A. from Insead, France.

Rael Kolevsohn joined our company in 2014 and serves as our Vice President—Legal Affairs, General Counsel, and Company Secretary. Prior to joining us, he served as Vice President and General Counsel of Radvision Ltd. from 2007 to 2014. From 1998 to 2007, Mr. Kolevsohn served as General Counsel and Vice President of Gilat Satellite Networks Ltd. after joining Gilat as Legal Counsel. From 1994 to 1998, he completed his legal internship and worked as an attorney at the Tel Aviv law firm of Yossifof, Amir Cohen & Co. Mr. Kolevsohn is a member of the Israel Bar Association and holds an LL.B. degree, with honors, from the Hebrew University in Jerusalem.

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

Vered Zur has served as our Vice President, Marketing since April 2017. Prior to joining us, Ms. Zur served as CMO of Electra Ltd. (TASE: ELECTRA), a leading supplier of electric appliances. Between 2011 and 2014, Ms. Zur served as VP global Sales Operations and Business enablement of Amdocs (NASDAQ: DOX), a provider of software and services to communications and media companies. Between 2005 and 2011, Ms. Zur served as VP Customer Marketing of Comverse (Xura), a company that provided telecommunications software. Prior to that Ms. Zur served in various marketing roles at telecommunications companies and advertising agencies. Ms. Zur holds a B.A. in Behavioral Science from the Ben-Gurion University and a M.B.A from the Edinburgh Business School, Heriot-Watt University.

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

Keren Rubanenko has served as our Senior Vice President, Customer Success since November 2018   Prior to joining Allot, Keren was VP Customer Success at RADCOM, VP R&D and Operations Surveillance Solutions at Nice Systems between 2011 and 2015, between 1999-2011 Keren held a number of senior positions at Comverse Technologies including serving as Associate VP and General Manager, Voice Product Unit.  Ms. Rubanenko holds a  B.A. in Business Administration.

B.           Compensation of Officers and Directors

The aggregate compensation paid to or accrued on behalf of our directors and executive officers as a group during 2019 consisted of approximately $4.3 million in salary, fees, bonus, commissions and directors’ fees, including amounts we expended for automobiles made available to our officers, but excluding equity based compensation, dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. This amount includes approximately $0.8 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

In 2019, we paid or accrued to the chairman of the board of directors, Mr. Yigal Jacoby, an annual fee of ILS 358,200 (approximately $100,544). During such time we paid our directors, Itzhak Danziger, Nadav Zohar and Manuel Echanove ILS 80,565 (approximately $22,614), ILS 78,315 (approximately $21,982) and ILS 82,065 (approximately $23,035), respectively, and we paid or accrued to each of our outside directors, Nurit Benjamini, Steven Levy and Miron (Ronnie) Keneth, as permitted by the Companies Law, an annual fee of ILS 100,815 (approximately $28,298),  ILS 115,065 (approximately $32,298) and ILS 112,065 (approximately $31,456), respectively. The above fees for each of our directors (other than Yigal Jacoby) have included a per-meeting attendance fee of ILS 3,750 (approximately $1,053) for any meeting he or she attended in person, and ILS 2,250 (approximately $632) for any meeting he or she attended by conference call or similar means. Our directors are also typically granted upon election an agreed amount of equity based awards, which vest over a period of not less than three years, and 10,000 RSUs, as of every third annual general meeting following the respective director’s initial election.

During 2019, our executive officers and directors received, in the aggregate, RSUs to purchase 195,000 ordinary shares under our equity incentive plans.

Compensation of our Five Most Highly Compensated Office Holders

Summary Compensation Table

The table and summary below outline the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2019. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, equity-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car, phone and social benefits paid to or earned by each Covered Executive during the year ended December 31, 2019.

Name and Principal Position (1)	Salary ($)	Bonus and Commision ($) (2)	Equity-Based Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
Erez Antebi, President and Chief Executive Officer	270,102	150,151	294,677	84,187	799,117
Ran Fridman, Executive Vice President Global Sales	255,874	186,580	111,128	106,105	659,688
Alberto Sessa, Former Chief Financial Officer	226,647	41,439	200,289	175,500	643,825
Nir Pery, Vice President R&D	203,180	38,783	118,893	62,194	423,050
Keren Rubanenko, Vice President Customer Success	202,099	40,400	66,547	68,822	377,868

(1)	Unless otherwise indicated herein, all Covered Executives are full-time employees of Allot.
(2)
Amounts reported in this column represent annual incentive bonuses and commissions granted to the Covered Executives based on performance-metric based formulas set forth in their respective employment agreements.

(3)
Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note [12] to our consolidated financial statements for the year ended December 31, 2019, included herein.

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

Our compensation policy was approved by our compensation and nominating committee and by our Board of Directors, and subsequently approved by our shareholders in September 2019, and will be in effect for a period of three years following approval. Our compensation policy provides:

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

Our Class I directors, Nadav Zohar, will hold office until the 2022 Annual General Meeting of Shareholders. Our Class II directors, Itzhak Danziger and Miron Kenneth, will hold office until our annual meeting of shareholders to be held in 2020. Our Class III directors, Yigal Jacoby (who also serves as our Chairman of the board of directors) and Manuel Echanove, will hold office until our annual meeting of shareholders to be held in 2021. The directors (other than the outside directors) are elected by a vote of the holders of a majority of the voting power present and voting at the meeting. Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor is duly elected and qualified, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she resigns or is removed from office.

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

Election of Outside Directors

Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•
the majority of shares voted at the meeting, including at least a majority of the shares of non-controlling shareholder(s) and shareholders who do not have a personal interest in the election of the outside director (other than a personal interest that does not result from the shareholder’s relationship with a controlling shareholder), voted at the meeting, excluding abstentions, vote in favor of the election of the outside director; or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the election of the outside director (excluding a personal interest that does not result from the shareholder's relationship with a controlling shareholder) voted against the election of the outside director does not exceed two percent of the aggregate voting rights in the company.

The initial term of an outside director is three years, and he or she may be reelected to up to two additional terms of three years each at a shareholders’ meeting, subject to the voting threshold set forth above. Thereafter, an outside director may be reelected for additional periods of up to three years each, only if the company’s audit committee and board of directors confirm that, in light of the outside director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company. The terms of our outside directors, Nurit Benjamini and Steven Levy, will continue until February 20, 2022 and August 14, 2022, respectively, unless such office is vacated in accordance with our Articles of Association or the Israel Companies Law. Outside directors may be removed by the same voting threshold as is required for their election, or by a court, and only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. The tenure of outside directors, like all directors, may also be terminated by a court under limited circumstances. If the vacancy of an outside director position causes the company to have fewer than two outside directors, a company’s board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint a new outside director. Each committee of a company’s board of directors which is authorized to exercise the board of directors’ authorities is required to include at least one outside director, except for the audit committee and the compensation committee, which are required to include all outside directors.

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

As of the date of this annual report, there are no claims for directors’ and officers’ liability insurance which have been filed in 2019 under our policies and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

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

D.           Employees

As of December 31, 2019, we had 594 employees of whom 321 were based in Israel, 149 in Europe, 20 in North America, 30 in Latin America and 74 in Asia, Africa and Oceania. We have never experienced a work stoppage or a strike. The breakdown of our employees by department is as follows:

	December 31,
Department	2017	2018	2019
Manufacturing and operations	13	13	13
Research and development	163	200	233
Sales, marketing, service and support	250	261	289
Management and administration	51	50	59
Total	477	524	594

The table below provides a breakdown of personnel employed or engaged by the Company:

	December 31,
Department	2017	2018	2019
Full time Employee	404	422	478
Part time Employee	26	27	29
Permanent Contractor	36	41	37
Subcontractor	11	34	50
Total	477	524	594

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

E.            Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 1, 2020 by (i) each of our directors, (ii) each of our executive officers and (iii) all of our executive officers and directors serving as of March 1, 2020, as a group. Unless otherwise stated, the address of each named executive officer and director is c/o Allot Ltd, 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 45240, Israel.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class
Directors
Nurit Benjamini	*	*
Itzhak Danziger	*	*
Manuel Echanove	*	*
Nadav Zohar	*	*
Steven D. Levy	*	*
Yigal Jacoby	462,681	1.33%
Miron Kenneth	*	*
Executive Officers
Erez Antebi	*	*
Ziv Leitman	*	*
Nir Pery	*	*
Ronit Weinstein	*	*
Ronen Priel
Rael Kolevsohn	*	*
Pini Gvili	*	*
Keren Rubanenko
Ran Fridman	*	*
Vered Zur	*	*
Hagay Katz	*	*
Mark Shteiman	*	*
All directors and executive officers as a group	1,029,443	2.97%
                ____________
*          Less than one percent of the outstanding ordinary shares.

(1)
As used in this table, “beneficial ownership” is determined in accordance with the rules of the SEC and consists of either or both voting or investment power with respect to securities. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 1, 2019 through the exercise of any option or pursuant to vesting of RSU. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of March 1, 2020 and outstanding RSUs vesting within 60 days of March 1, 2020, are deemed outstanding for computing the ownership percentage of the person holding such options or RSUs, but are not deemed outstanding for the purpose of computing the ownership percentage of any other person. Except as otherwise indicated, the persons named in the table have reported that they have sole voting and sole investment power with respect to all ordinary shares shown as beneficially owned by them. The amounts and percentages are based upon 34,700,606 ordinary shares outstanding as of March 1, 2020 pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act.

Our directors and executive officers hold, in the aggregate, 1,233,961 outstanding options and RSUs. The said amount includes options currently exercisable for  714,950 ordinary shares, as of March 1, 2020. The options (excluding RSUs) have a weighted average exercise price of $7.23 per share and have expiration dates until 2025.

Share Option Plans

The following table summarizes our equity incentive plans, which have outstanding awards as of March 1, 2020:

Plan	Shares reserved	Option and RSU grants, net (*)	Outstanding options and RSUs	Options outstanding exercise price	Date of expiration	Options exercisable
2016 Incentive Compensation Plan	577,002	8,029,483	3,058,083	0.029-27.58	03/01/2020-09/06/2025	1,170,265
____________
(*)	“Option and RSU grants, net” is calculated by subtracting options and RSUs expired or forfeited.

As of March 1, 2020, we had 34,700,606 ordinary shares outstanding.  We have adopted three share option plans. Under our share option plans, as of March 1, 2020, there were 3,058,083 outstanding options and RSUs, including options currently exercisable for 1,170,265 ordinary shares.  As of March 1, 2020, 577,002 shares remained available for future grants under the 2016 Plan (as described below). Upon issuance, such ordinary shares may be freely sold in the public market, except for shares held by affiliates who have certain restrictions on their ability to sell. The options (excluding RSUs) have a weighted average exercise price of $7.75 per share.

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

The number of ordinary shares that we may issue under the 2016 Plan will increase on the first day of each fiscal year during the term of the 2016 Plan, in each case in an amount equal to the lesser of (i) 1,000,000 shares, (ii) 3.5% of our outstanding ordinary shares on the last day of the immediately preceding year, or (iii) an amount determined by our board of directors. The number of shares subject to the 2016 Plan is also subject to adjustment if particular capital changes affect our share capital. Ordinary shares subject to outstanding awards under the 2016 Plan or our 2003 plan or 1997 plans that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2016 Plan. As of March 1, 2020, there were 3,058,083 outstanding options and RSUs under the 2016 Plan and 577,002 ordinary shares remained reserved for future grants under the 2016 Plan.

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

ITEM 7: Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 1, 2020, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Lynrock Lake Partners LLC (2)	6,200,731	17.87%
Outerbridge Master Fund LP (3)	2,940,802	8.47%
Clal Insurance Enterprises Holdings Ltd. (4)	2,550,531	7.35%
Migdal Insurance & Financial Holdings Ltd. (5)	2,323,473	6.70%
Renaissance Technologies LLC (6)	1,949,869	5.61%
Sphera Funds Management Ltd. (7)	1,808,196	5.21%
______________
(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 1, 2020 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 34,700,606 ordinary shares outstanding as of March 1, 2020.

(2)
Based on a Schedule 13G/A filed on February 14, 2020, Lynrock Lake LP, Lynrock Lake Partners LLC and Cynthia Paul reported that each had sole voting power over 6,200,731 ordinary shares.

As of December 31, 2019, Lynrock Lake Master Fund LP ("Lynrock Lake Master") directly held 6,200,731 ordinary shares of the Company.

Lynrock Lake LP (the “Investment Manager”) is the investment manager of Lynrock Lake Master, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Lake Master.  Cynthia Paul, the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Lake Master. The address of the reporting persons is 2 International Drive, Suite 130, Rye Brook, NY 10573.

(3)
Based on a Schedule 13G/A filed on February 14, 2020, Outerbridge Capital Management, LLC, Outerbridge Master Fund LP, Outerbridge GP, LLC and Rory Wallace reported that they had shared voting and dispositive power over 2,940,802 ordinary shares. The address of Outerbridge Capital Management, LLC, Outerbridge GP, LLC and Rory Wallace is 767 Third Avenue, 11th Floor, New York, New York 10017. The address of Outerbridge Master Fund LP is c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands.

(4)
Based on information provided to us by Clal Insurance Enterprises Holdings Ltd. (“Clal”), on March 1, 2020 Clal had shared voting and dispositive power over 2,550,531 of our shares. All of these shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Clal. The address of the reporting person is 36 Raoul Wallenberg Street, Tel Aviv 37070, Israel.

(5)
Based on information provided to us by Midgal Insurance & Financial Holdings Ltd. (“Migdal”), on March 1, 2020 Migdal had shared voting power and dispositive power over these ordinary shares. Of these shares, 2,323,473 ordinary shares are held for  members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Reporting Person, each of which subsidiaries operates under independent management and makes independent voting and investment decisions  and 166,385 ordinary shares are  held by companies for the management of funds for joint investments in trusteeship, each of which operates under independent management and makes independent voting and investment decisions. The address of the reporting person is 4 Efal Street; P.O BOX 3063; Petach Tikva 49512, Israel.

(6)
Based on a Schedule 13G filed on February 13, 2020, Renaissance Technologies LLC (“RTC”) and Renaissance Technologies Holdings Corporation (“RTHC”) reported that they each had sole voting power over 1,725,490 ordinary shares, sole dispositive power over 1,949,869 shares and shared dispositive power over 3,294 ordinary shares. RTC is a majority-owned subsidiary of RTHC. Certain funds and accounts managed by RTC have the right to receive dividends and proceeds from the sale of the ordinary shares. The address of RTC and RTHC is 800 Third Avenue, New York, New York 10022.

(7)
Based on a Schedule 13G/A filed on February 11, 2020, Ron Senator, Sphera Funds Management Ltd. (“SFML”) and Sphera Capital Ltd. (“Sphera Capital”) reported that they had shared voting and dispositive power over 1,808,196 ordinary shares, including (i) 1,455,425 ordinary shares beneficially owned by SFML, which acts as the investment management company for Sphera Master Fund LP., (ii) 285,832 ordinary shares beneficially owned by Sphera Capital, which acts as the investment management company for Sphera Small Cap Fund Ltd. and (iii) 66,939 ordinary shares beneficially owned by SFML, which has investment discretion under an investment management agreement to manage the investments of  EJS Investment Management S.A. (a company incorporated under the laws of Switzerland), acting for and on behalf of Firstag Securities Ltd. and Galatee Holdings Ltd (both companies incorporated under the laws of the British Virgin Islands). Sphera Master Fund L.P. has delegated its investment management authority to SFML and Sphera Small Cap Fund Ltd. has delegated its investment management authority to Sphera Capital. Ron Senator may be considered the beneficial owner of all such ordinary serves as the portfolio manager for Sphera Funds Management Ltd. and Sphera Capital Ltd. The address of Ron Senator is c/o Sphera Funds Management Ltd., Platinum House, 21 Ha’arba’ah Street, Tel Aviv 64739, Israel. The address of Sphera Funds Management Ltd. and Sphera Capital Ltd. is 21 Ha’arba’ah Street, Tel Aviv 64739, Israel.

Significant Changes in the Ownership of Major Shareholders

As of February 13, 2020, Renaissance Technologies LLC was the beneficial owner of 1,949,869, or 5.69%, of our ordinary shares.

As of December 31, 2109, Outerbridge Master Fund LP was the beneficial owner of 2,940,802, or 8.47% of our ordinary shares.

As of December 31, 2019, Sphera Funds Management Ltd. was the beneficial owner of 1,808,196, or 5.21% of our ordinary shares.

As of December 31, 2019, Phoenix Holdings Ltd. ceased to beneficially own more than 5% of our ordinary shares. As of November 3, 2019, Itshak Sharon (Tshuva) and the Delek Group Ltd. ceased to beneficially own more than 5% of our ordinary shares.

A.	Record Holders

As of March 1, 2020, there were 17 record holders of ordinary shares, of which eight consisted of United States record holders holding approximately 99.5% of our outstanding ordinary shares. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees.  The United States record holders included Cede & Co., the nominee of the Depositary Trust Company.

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

ITEM 8: Financial Information

A.           Consolidated Financial Statements and Other Financial Information.

Consolidated Financial Statements

For our audited consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, please see pages F-5 to F-50 of this report.

Export Sales

See “ITEM 4: Operating and Financial Review and Prospects” under the caption “Customers” for certain details of export sales for the last three fiscal years.

Legal Proceedings

We may, from time to time in the future be involved in legal proceedings in the ordinary course of business. Such matters are generally subject to many uncertainties and outcomes are not predictable with assurance. We accrue for contingencies when the loss is probable and it can reasonably estimate the amount of any such loss. Except as set forth in Note [11] to our consolidated financial statements for the fiscal year ended December 31, 2019 included elsewhere in this report, we are currently not a party to any material legal or administrative proceedings for which an appropriate accrual has not been made, and is not aware of any pending or threatened material legal or administrative proceedings against us.

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

As of March 1, 2020, the last reported sale price of our ordinary shares on the Nasdaq Global Select Market was $10.85 per share and on the Tel Aviv Stock Exchange was $37.36 per share.

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

Ordinary Shares

Our authorized share capital consists of 200,000,000 ordinary shares, par value ILS 0.10 per share. As of March 1, 2020, we had 34,700,606 ordinary shares outstanding. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

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

Quorum

The quorum required for a meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of our voting power. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of at least two shareholders present, in person, by proxy or by written ballot, who hold or represent between them at least 10% of our voting power, provided that if the meeting was initially called pursuant to a request by our shareholders, then the quorum required must include at least the number of shareholders entitled to call the meeting. See “—Shareholder Meetings.”

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. In 2019 and 2018, the corporate tax rate was 23%. The corporate tax rate for 2020 and thereafter is scheduled to be 23%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise, a Preferred Enterprise or a Technological Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

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

Foreign Investors’ Company (“FIC”)

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

As of December 31, 2019, the company has not yet realized the benefits under the “Approved Enterprise” program. We believe that we met the aforementioned conditions.

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

We elected the year of 2009 as “year of election” under the Investments Law after the 2005 Amendment.

We believe that a substantial portion of taxable operating income that we may realize in the future will be eligible to benefits under the Investments Law.

As of December 31, 2019, we did not generate exempt income under the provisions of the Investments Law.

Tax Benefits under the 2011 Amendment

As of January 1, 2011 new legislation amending the Investments Law came into effect (the “2011 Amendment”). The 2011 Amendment introduced a new status of “Preferred Company” and “Preferred Enterprise”, replacing the then existing status of “Benefited Company” and “Benefited Enterprise”. Similar to a “Benefited Company”, a Preferred Company is an industrial company owning a Preferred Enterprise which meets certain conditions (including a minimum threshold of 25% export). However, under this legislation the requirement for a minimum investment in productive assets was cancelled.

Under the 2011 Amendment, a uniform corporate tax rate applies to all qualifying income of the Preferred Company, as opposed to the former law, which was limited to income from the Approved Enterprises and Benefited Enterprise during the benefits period.   As of the 2017 tax year the corporate tax rate is 7.5%in areas in Israel designated as Development Zone A and 16% elsewhere in Israel .

A dividend distributed from income which is attributed to a Preferred Enterprise will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation –0%, (ii) Israeli resident individual – 20% in 2014 and onwards (iii) non-Israeli resident - 20% in 2014 and onwards, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

The provisions of the 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. Under the transition provisions of the new legislation, a company may decide to irrevocably implement the 2011 Amendment while waiving benefits provided under the Investments Law prior to the 2011 Amendment; or to remain subject to the Investments Law prior to the 2011 Amendment. We have examined the possible effect, if any, of these provisions of the 2011 Amendment on our financial statements and have decided, at this time, not to opt to apply the new benefits under the 2011 Amendment.

Tax Benefits under the 2016 Amendment

In December 2016 new legislation amended the Investments Law (the “2016 Amendment”). Under the 2016 Amendment a new status of “Technological Preferred Enterprise” was introduced to the Investments Law.

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

Any dividends distributed to foreign companies, as defined in the Investments Law, derived from income from the Technological Preferred Enterprise will be subject to tax at a rate of 20% (which may be reduced by an applicable double tax treaty), or a lower rate of 4% in case 90% or more of the Preferred Technological Enterprise’s shares are held by foreign corporations.

We have examined the possible effect, if any, of these provisions of the 2016 Amendment on our financial statements and have decided, at this time, not to opt to apply the new benefits under the 2016 Amendment.

Special Provisions Relating to Israeli Tax Reporting in United States Dollars

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

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 649,560 for 2019, linked to the annual change in the Israeli Consumer Price Index), including, but not limited to income derived from, dividends, interest and capital gains.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel, and the shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Pursuant to the Convention between the government of the United States and the government of Israel with respect to taxes on income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if (i) such U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel, or (iii) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Dividends paid to Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  Such sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, income tax is applicable at the rate of 25%, or 30% for a shareholder that is considered a “material shareholder” at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.  However, under the Investments Law, dividends generated by an Approved Enterprise, Privileged Enterprise, Preferred Enterprise or Technological Preferred Enterprise may be are taxed at a different rate as discussed above.

Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares that is a Treaty U.S. Resident is 25%. However, if the income out of which the dividend is paid is not generated by an Approved Enterprise, Privileged Enterprise, Preferred Enterprise or Technological Preferred Enterprise, and not more than 25% of our gross income consists of interest or dividends (and certain other conditions are met), dividends paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year are generally taxed at a rate of 12.5%.

United States Federal Income Taxation

The following is a description of the material United States federal income tax consequences of the ownership and disposition of our ordinary shares. This description addresses only the United States federal income tax considerations of holders that hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

•	financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	certain former citizens or long-term residents of the United States;

•	persons that will hold our shares through a partnership or other pass-through entity;

•	persons that received our shares as compensation for the performance of services;

•	persons that will hold our shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

•	persons whose “functional currency” is not the United States dollar;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement; or

•	holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our shares.

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

•
at least 50 percent of the average value of its gross assets (based on the quarterly value of such gross assets, or in certain cases, adjusted basis) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income.

PFIC status is an annual determination that is based on tests which are factual in nature and our status in future years will depend on our income, assets and activities in each of those years. Therefore, there can be no assurance that we will not be considered a PFIC for any taxable year. While public companies often employ a market capitalization method to value their assets, the IRS has not issued guidance concerning how to value a foreign public company’s assets for PFIC purposes. The market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile. In certain circumstances, including volatile market conditions, it may be appropriate to employ alternative methods to more accurately determine the fair market value of our assets other than the market capitalization method. Given the volatility of the capital markets in recent years, we have obtained an independent valuation of our company for the 2019 tax year, as well as an opinion from a U.S. tax advisor that, applying the results of the independent valuation of our company which employed an approach other than the market capitalization approach, and which provided the reasoning underlying the use of such approach, we should not be a PFIC for the 2019 taxable year. We considered such valuation in determining the value of our total assets and we also considered the above-referenced opinion. On that basis, we believe that we were not a PFIC for the 2019 tax year. However, there can be no certainty that the IRS will not challenge such a position and determine that based on the IRS’s interpretation of the asset test, we were a PFIC for the 2019 tax year.  If we were a PFIC, and you are a U.S. Holder, you generally would be subject to ordinary income tax rates, imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “—Distributions”) with respect to any gain from the sale, exchange or other disposition of, and certain distributions with respect to, your ordinary shares. A U.S. Holder should consult his, her or its own tax advisor with respect to the potential application of the PFIC rules in his, her or its particular circumstances.

Because the market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile, particularly as a result of the ongoing coronavirus (COVID-19) pandemic, and because that market price may affect the determination of whether we will be considered a PFIC, we cannot assure you that we will not be considered a PFIC for any taxable year.

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the ILS. In 2018, we derived our revenues primarily in U.S. dollars and a substantial portion in Euros and other currencies. Although a substantial part of our expenses were denominated in U.S. dollars, a significant portion of our expenses were denominated in ILS and to a lesser extent in Euros and other currencies. Our ILS-denominated expenses consist principally of salaries and related personnel expenses. We monitor foreign currency exposure and, from time to time, may use various instruments to preserve the value of sales transactions and commitments; however, this cannot assure our protection against risks of currency fluctuations. Any strengthening or weakening in the value of the ILS against the U.S. dollar is being partially mitigated using hedging transactions and therefore, though we cannot provide any assurance that such transaction will fully mitigate the effect on our net income, it is not likely that such effect will be material.

In the event of a 10% hypothetical strengthening or weakening in the value of the Euro against the U.S. dollar, we may be able to mitigate the effect of such currency exchange fluctuation by adapting our pricing. However, in the event that market conditions will limit our ability to adjust our pricing, we might not be able to fully mitigate the adverse effect of such currency fluctuation. We estimate that in such event, the impact on our net income in 2019 is not likely to exceed $2 million. For more information regarding foreign currency related risks, see “ITEM 3: Key Information—Risk Factors—Our international operations expose us to the risk of fluctuations in currency exchange rates.”

We use currency forward contracts together with currency options primarily to hedge payments in ILS and CNY. These transactions constitute a future cash flow hedge. As of December 31, 2019, we had outstanding forward contracts in the amount of $42.1 million. These transactions were for a period of up to twelve months. As of December 31, 2019, the fair value of the above mentioned foreign currency derivative contracts was $0.9 million.

ITEM 12: Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

A.           Material Modifications to the Rights of Security Holders

None.

B.           Use of Proceeds

Not applicable.

ITEM 15: Controls and Procedures

(a)
Disclosure Controls and Procedures. As of the end of the period covered by this report, our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2019. Based upon, and as of the date of, such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2019, our disclosures controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019.

In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2019 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

(c)
Our independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, have issued an audit report on the effectiveness of our internal control over financial reporting. The report is included in pages F-2 and F-3 of this annual report on Form 20-F and is incorporated herein by reference.

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

ITEM 16B: Code of Ethics

We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller and persons performing similar functions. This code has been posted on our website, www.allot.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein.  Waivers of our code of ethics may only be granted by the board of directors.  Under Item 16B of Form 20-F, if a waiver or amendment of the code of ethics applies to the persons specified in Item 16B(a) of the Form 20-F and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Form 6-K. We granted no waivers under our code of ethics in 2019.

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Auditors

The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm.

	Year ended December, 31,
	2018	2019
	(in thousands of U.S. dollars)
Audit Fees(1)	$275	$280
Audit-Related Fees(2)	10	15
Tax Fees(3)	104	133
Total	$389	$428
____________
(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit for 2018 and 2019, certain procedures regarding our quarterly financial results submitted on Form 6-K and consultation concerning financial accounting and reporting standards.

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

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

On August 2015, the Board of Directors approved a program for the Company to repurchase up to $15 million of its outstanding ordinary shares, which program was thereafter approved by the Israeli court, pursuant to Israeli law on November 26, 2015. Share purchases will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with all applicable securities laws and regulations. The repurchase program does not require Allot to acquire a specific number of shares, and may be suspended from time to time or discontinued. The court approvals previously granted were each valid for a period of six months.  During 2017, 2018 and 2019 we did not repurchase any outstanding ordinary shares under this program.

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
Erez Antebi Chief Executive Officer and President

Dated: March 26, 2020

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Number	Description
1.1	Articles of Association of the Registrant (2)
1.2	Certificate of Name Change (9)
1.3	Memorandum of Association of the Registrant (10)
2.1	Specimen share certificate (1)
2.2	Description of Registrant’s Securities
4.1
Non-Stabilized Lease Agreement, dated February 13, 2006, by and among, Aderet Hod Hasharon Ltd., Miritz, Inc., Leah and Israel Ruben Assets Ltd., Tamar and Moshe Cohen Assets Ltd., Drish Assets Ltd., S. L. A. A. Assets and Consulting Ltd., Iris Katz Ltd., Y. A. Groder Investments Ltd., Ginotel Hod Hasharon 2000 Ltd. and Allot Ltd (1)

4.2	2016 Incentive Compensation Plan, as amended and restated (6)
4.3	Israeli Subplan (Appendix A) of the 2016 Incentive Compensation Plan, as amended and restated (7)
4.4	US Subplan (Appendix B) of the 2016 Incentive Compensation Plan, as amended and restated (8)
4.5	Manufacturing Agreement, dated July 19, 2007, by and between Flextronics (Israel) Ltd. and the Registrant (4)
4.6	Amendment No. 1, dated September 1, 2012, to the Manufacturing Agreement, dated July 19, 2007, by and between Flextronics (Israel) Ltd. and the Registrant (11)
4.7	Asset Purchase Agreement, dated February 19, 2015, by and between Optenet S.A. and the Registrant. (3)
4.8	Compensation Policy for Executive Officers and Directors (5)
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications), furnished herewith
15.1	Consent of Kost Forer Gabbay & Kasierer
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.LAB	XBRL Taxonomy Label Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
____________
(1)	Previously filed with the Securities and Exchange Commission on October 31, 2006 pursuant to a registration statement on Form F-1 (File No. 333-138313) and incorporated by reference herein.
(2)	Previously included in Exhibit 99.3 to the report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on November 1, 2018 and incorporated by reference herein.
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

(9)	Previously included in Exhibit 99.1 to the report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on November 1, 2018 and incorporated by reference herein.
(10)	Previously included in Exhibit 99.2 to the report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on November 1, 2018 and incorporated by reference herein.
(11)
Previously filed with the Securities and Exchange Commission on March 22, 2018 as Exhibit 4.6 to the annual report on Form 20-F for the year ended December 31, 2017 and incorporated by reference herein

ALLOT LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

U.S. DOLLARS IN THOUSANDS

ALLOT LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

U.S. DOLLARS IN THOUSANDS

- - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menahem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ALLOT LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Allot Ltd. (the “Company“) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive loss, changes in stockholders‘ equity and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019 and 2018, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with US generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 26, 2020 expressed an unqualified opinion thereon.

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
March 26, 2019

Kost Forer Gabbay & Kasierer 144 Menahem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ALLOT LTD.

Opinion on Internal Control over Financial Reporting

We have audited Allot Ltd. (the "Company") internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO Criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018 and the related consolidated statements of operations, statements of comprehensive loss, Changes in Stockholders’ Equity and cash flows for each of the three years in the period ended December 31, 2019 of the Company and our report dated March 26, 2019 expressed an unqualified opinion thereon.

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
Tel-Aviv, Israel
March 26, 2020

ALLOT LTD.

CONSOLIDATED BALANCE SHEETSU.S.

U.S. dollars in thousands

	December 31,
	2019	2018
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$16,930	$16,336
Restricted deposits	23,183	465
Short-term bank deposits	5,557	22,543
Available-for-sale marketable securities	61,012	64,290
Trade receivables (net of allowance for doubtful accounts of $ 1,867 and $ 1,415 at December 31, 2019 and 2018, respectively)	29,008	26,093
Other receivables and prepaid expenses	6,528	3,647
Inventories	10,668	11,345

Total current assets	152,886	144,719

NON-CURRENT ASSETS:
Restricted deposits	10,913	257
Severance pay fund	387	345
Operating lease right-of-use assets	6,368	-
Deferred taxes	517	281
Other assets	926	600
Property and equipment	8,135	6,249
Intangible assets, net	3,354	4,961
Goodwill	31,683	32,432

Total non-current assets	62,283	45,125

Total assets	$215,169	$189,844

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2019	2018
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$11,676	$7,813
Employees and payroll accruals	12,041	7,357
Deferred revenues	36,360	13,855
Short-term operating lease liabilities	3,151	-
Other payables and accrued expenses	10,214	13,695

Total current liabilities	73,442	42,720

LONG-TERM LIABILITIES:
Deferred revenues	5,262	4,247
Long-term operating lease liabilities	3,820	-
Accrued severance pay	794	806
Other long-term liability	-	6,168

Total long-term liabilities	9,876	11,221

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.1 par value - Authorized: 200,000,000 shares at December 31, 2019 and 2018; Issued: 35,336,728 and 34,712,261 shares at December 31, 2019 and 2018, respectively; Outstanding: 34,520,728 and 33,896,261 shares at December 31, 2019 and 2018, respectively	871	853
Additional paid-in capital	276,112	271,765
Treasury stock at cost - 816,000 shares at December 31, 2019 and 2018.	(3,998)	(3,998)
Accumulated other comprehensive income (loss)	(525)	(767)
Accumulated deficit	(140,609)	(131,950)

Total shareholders' equity	131,851	135,903

Total liabilities and shareholders' equity	$215,169	$189,844

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2019	2018	2017
Revenues:
Products	$67,440	$56,169	$48,727
Services	42,660	39,668	33,265
Total revenues	110,100	95,837	81,992

Cost of revenues:
Products	22,743	20,061	19,258
Services	11,091	9,288	9,272

Total cost of revenues	33,834	29,349	28,530

Gross profit	76,266	66,488	53,462

Operating expenses:
Research and development (net of grant participations of $ 378, $ 374 and $ 392 for the years ended December 31, 2019, 2018 and 2017, respectively)	31,461	25,418	21,852
Sales and marketing	47,105	40,849	38,316
General and administrative	6,678	10,416	10,696

Total operating expenses	85,244	76,683	70,864

Operating loss	(8,978)	(10,195)	(17,402)
Financial income, net	1,960	2,208	894

Loss before income tax expense	(7,018)	(7,987)	(16,508)
Income tax expense	1,641	2,428	1,564

Net loss	$(8,659)	$(10,415)	$(18,072)

Unrealized gain (loss) on available-for-sale marketable securities	670	(226)	(35)
Unrealized gain (loss) on foreign currency cash flow hedges transactions	(332)	(1,480)	1,016
Net amount reclassified to earnings	(96)	903	(796)
Total comprehensive loss from hedge transactions	(428)	(577)	220

Total comprehensive loss	$(8,417)	$(11,218)	$(17,887)

Net loss per share: Basic and diluted	$(0.25)	$(0.31)	$(0.54)

Weighted average number of shares used in per share computations of net loss:
Basic and diluted	34,250,582	33,710,507	33,253,158

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity
	Outstanding shares	Amount

Balance at January 1, 2017	33,057,719	843	264,782	(3,998)	(149)	(104,175)	157,303

Exercise of stock options	425,543	8	354	-	-	-	362
Stock-based compensation	-	-	3,351	-	-	-	3,351
Other comprehensive income	-	-	-	-	185	-	185
Net loss	-	-	-	-	-	(18,072)	(18,072)

Balance at December 31, 2017	33,483,262	851	268,487	(3,998)	36	(122,247)	143,129

Cumulative effect of new accounting standard (See Note 1)	-	-	-	-	-	712	712
Exercise of stock options	412,999	2	416	-	-	-	418
Stock-based compensation	-	-	2,862	-	-	-	2,862
Other comprehensive income	-	-	-	-	(803)	-	(803)
Net loss	-	-	-	-	-	(10,415)	(10,415)

Balance at December 31, 2018	33,896,261	853	271,765	(3,998)	(767)	(131,950)	135,903

Exercise of stock options	624,467	18	974	-	-	-	992
Stock-based compensation	-	-	3,373	-	-	-	3,373
Other comprehensive income	-	-	-	-	242	-	242
Net loss	-	-	-	-	-	(8,659)	(8,659)

Balance at December 31, 2019	34,520,728	871	276,112	(3,998)	(525)	(140,609)	131,851

Accumulated other comprehensive loss:

	Year ended December 31,
	2019	2018	2017

Accumulated unrealized gain (loss) on available-for-sale marketable securities	$321	$(349)	$(123)
Accumulated unrealized loss on foreign currency cash flows hedge transactions gain (loss)	(846)	(418)	159

Accumulated other comprehensive gain (loss)	$(525)	$(767)	$36

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
Cash flows from operating activities:

Net loss	$(8,659)	$(10,415)	$(18,072)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	4,359	3,834	3,668
Stock-based compensation	3,420	2,862	3,366
Capital loss	-	39	27
Increase (decrease) in accrued severance pay, net	(54)	16	105
Decrease in other assets	(326)	535	1
Decrease in accrued interest and amortization of premium on available-for sale marketable securities	343	804	913
Changes in operating lease right-of-use asset	(6,368)	-	-
Changes in operating leases liability	6,971
Decrease (increase) in trade receivables	(2,915)	(3,356)	1,421
Decrease (increase) in other receivables and prepaid expenses	(3,168)	(1,101)	1,350
Increase in inventories	(253)	(3,448)	(662)
Decrease (increase) in long-term deferred taxes, net	(236)	20	(34)
Increase in trade payables	3,863	1,945	2,582
Increase (decrease) in employees and payroll accruals	4,635	(1,178)	1,140
Increase in deferred revenues	23,520	3,566	518
Increase (decrease) in other payables and accrued expenses	(9,040)	6,906	3,449

Net cash provided by (used in) operating activities	16,092	1,029	(228)

Cash flows from investing activities:

Investment in restricted deposits	(33,374)	(294)	(428)
Redemption of (Investment in) short-term deposits	16,986	8,500	(1,222)
Purchase of property and equipment	(3,708)	(3,485)	(2,833)
Investment in available-for sale marketable securities	(39,950)	(34,777)	(30,123)
Proceeds from redemption or sale of available-for sale marketable securities	43,555	32,651	26,488
Acquisition of Netonomy, net of cash	-	(3,048)	-

Net cash used in by investing activities	(16,491)	(453)	(8,118)

ALLOT LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
Cash flows from financing activities:

Proceeds from exercise of stock options	993	418	362

Net cash provided by financing activities	993	418	362

Increase (decrease) in cash and cash equivalents	594	994	(7,984)
Cash and cash equivalents at the beginning of the year	16,336	15,342	23,326

Cash and cash equivalents at the end of the year	$16,930	$16,336	$15,342

Supplementary cash flow information:

Cash paid during the year for:

Taxes	$473	$347	$342

Non cash activity:

Changes in operating lease right-of-use singed during 2019	$(1,208)
Changes in operating leases liability singed during 2019	$1,208

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

The Company's Ordinary Shares are listed in the NASDAQ Global Select Market under the symbol "ALLT" from its initial public offering in November 2006. Since November 2010, the Company's Ordinary Shares have been listed for trading in the Tel Aviv Stock Exchange as well.

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

On January 14, 2018 (the "Netonomy acquisition date"), the Company entered into a purchase agreement with the shareholders of Netonomy LTD ("Netonomy"), a developer of software-based cybersecurity solutions for the connected home.

The total consideration for the acquisition was $ 3,765, which consisted of $ 3,180 paid in cash, holdback amount summing to $ 303 and additional contingent consideration at a fair value of $ 282 at the Netonomy acquisition date. As of December 31, 2019, the contingent consideration is estimated at a fair value of $ 1,081, The change in fair value of the contingent consideration was recorded to operating expenses.

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

The contingent consideration is payable over a two-and-a-half-year term, starting April 1, 2018 and ending September 30, 2020 depending on the Company’s revenues from Netonomy’s technology, and has payments cap of $ 1,100. A sum of $ 797 thousand out of the contingent consideration Amount shall be paid provided that certain employees keep working in the Company during the mentioned periods under the “Restricted Holdback Amount”. The obligations in respect of the holdback amount and the contingent consideration are presented under Other payables and accrued expenses.

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

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Fair value

Non-current assets	$4
Account Payable	(11)
Other Payables	(142)
IPR&D	3,659
Goodwill	121

Net assets acquired	$3,631

The acquired assets are net of cash balance of $ 132.

IPR&D is related to new technology that is still under development. Netonomy’s solution provides a simple, reliable and secure network for connected homes through a minimal footprint agent installed on the home router, which provides visibility into the network and blocks external and internal attacks.Acquisition costs in a total amount of $49 were recorded to operating expenses.  The Company started to depreciate the IPR&D asset from Q3 2019 as the R&D phase was completed and the product was ready to sell.

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

d.        Cash and cash equivalents:

The Company considers all unrestricted highly liquid investments which are readily convertible into cash, with a maturity of three months or less at the date of acquisition, to be cash equivalents.

e.        Restricted deposits:

The restricted deposits are held in favor of financial institutions in respect of fulfillment of forward contracts and operating obligations. As of December 31, 2019, a major prepayment received from a client was classified as a restricted deposit due to the contractual terms with the client.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year at the balance sheet date. The deposits are in dollars and bear interest at an annual weighted average rate of 2.33% and 2.82% at December 31, 2019 and 2018, respectively. In connection with the Company's hedging transactions, the Company is required to maintain compensating deposits balances in the bank. Out of the short-term bank deposits, a total of $2,500 is due to the hedging transactions as of December 31, 2019 and 2018.

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

The Company's securities are reviewed for impairment in accordance with ASC 320-10-35. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be Other-Than-Temporary Impairment (OTTI). Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. Based on the above factors, the Company concluded that unrealized losses on its available-for-sale securities, for the years ended 2019, 2018 and 2017, were not OTTI.

h.        Inventories:

Inventories are stated at the lower of cost or net realizable value. Inventory write-offs are provided to cover risks arising primarily from end of life products and from slow-moving items, technological obsolescence, and excess inventory. Inventory write-offs during the years ended December 31, 2019, 2018 and 2017 amounted to $ 629, $ 2,231 and $ 1,260, respectively, and were recorded in cost of revenues.

Inventory write-off provision as of December 31, 2019 and 2018 amounted to $ 2,839 and $ 2,818, respectively.

Inventory cost is determined using the weighted average cost method.

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

The Company operates in one operating segment, and this segment comprises its only reporting unit. The Company has performed an annual impairment analysis as of December 31, 2019 and determined that the carrying value of the reporting unit was less than the fair value of the reporting unit. Fair value is determined using market capitalization. During years 2019, 2018 and 2017, no impairment losses were recorded.

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

During the years ended December 31, 2019, 2018 and 2017, no impairment losses were recorded.

l.	Revenue recognition:

The Company generates revenues mainly from selling its products along with related maintenance and support services. At times, these arrangements may also include professional services, such as installation services or training. Some of the Company’s product sells is done through resellers, distributors, OEMs and system integrators, all of whom are considered end-users.

The Company adopted accounting standards codification 606, "Revenue from Contracts with Customers" ("ASC 606"), effective on January 1, 2018. The Company recognizes revenue under the core principle that transfer of control to the Company’s customers should be depicted in an amount reflecting the consideration the Company expects to receive. As such, the Company identifies a contract with a customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to each performance obligation in the contract and recognizes revenues when (or as) the Company satisfies a performance obligation.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company enters into contracts that can include combinations of products and services, that are capable of being distinct and accounted for as separate performance obligations.  The products are distinct as the customer can derive the economic benefit of it without any professional services, updates or technical support. The Company allocates the transaction price to each performance obligation based on its relative standalone selling price out of the total consideration of the contract. For support, the Company determines the standalone selling prices based on the price at which the Company separately sells a renewal contract on a stand-alone basis. For professional services, the Company determines the standalone selling prices based on the price at which the Company separately sells those services on a stand-alone basis. If the SSP is not observable, the Company estimates the SSP taking into account available information such as geographic or regional specific factors, internal costs, profit objectives, and internally approved pricing guidelines related to the performance obligation.

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

Transaction price allocated to remaining performance obligations represents non-cancelable contracts that have not yet been recognized that include deferred revenue and amounts not yet received that will be recognized as revenue in future periods. The aggregate amount of the transaction price allocated to remaining performance obligations that the Company expects to recognize after the year ending December 31, 2020 is approximately $37,875.

The Company pays sales commissions to sales and marketing personnel based on their certain predetermined sales goals. Sales commissions are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions earned by its employees are capitalized and amortized in over the revenue recognition period. Amortization expenses related to these costs are included in sales and marketing expenses in the consolidated statements of operations. For the year ended December 31, 2019, the amortization of deferred commission was $1,351. The Company uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

The Company estimated variable consideration related to product returns based on its experience with historical product returns and other known factors. Such provisions amounted to $163 and $191 as of December 31, 2019 and 2018, respectively. Following the adoption of ASC 606, As of December 31, 2019 and 2018, this provision was recorded as part of other payables and accrued expenses.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Following the adoption of ASC 606 in January 1, 2018, the Company recognizes for term-based license agreements at the point in time when control transfers and the associated maintenance revenues over the contract period. Adoption of the standard has resulted in a reduction of deferred revenues of $712 that was recorded in accumulated deficit due to upfront recognition of license revenues from term licenses.

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

In addition, following the adoption of ASC 606, the Company’s consolidated statement of operations for the year ended December 31, 2018, included an increase of revenue in the amount of $ 92, net, compared to the accounting treatment under ASC 605.

m.       Cost of revenues:

Cost of revenues consists primarily of costs of materials and the cost of maintenance and services, resulting from costs associated with support, customer success and professional services.

n.         Advertising expenses:

Advertising expenses are charged to the statement of comprehensive loss, as incurred. Advertising expenses for the years ended December 31, 2019, 2018 and 2017 amounted to $ 1,274, $ 1,270 and $ 1,236, respectively.

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

p.        Severance pay:

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

Furthermore, the related obligation and amounts deposited on behalf of such obligation under Section 14, are not stated on the balance sheet, because pursuant to the current ruling, they are legally released from the obligation to employees once the deposits have been paid.

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

Severance expense for the years ended December 31, 2019, 2018 and 2017, amounted to $ 2,249, $ 1,950 and $ 1,801, respectively.

q.        Accounting for stock-based compensation:

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

The Company estimated the forfeiture rate based on historical forfeitures of equity awards and adjusted the rate to reflect changes in facts and circumstances if any. The Company adopted ASU 2016-09 in the first quarter of the fiscal year 2017 and elected to retain its existing accounting policy and estimate expected forfeitures. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements.

The following table sets forth the total stock-based compensation expense resulting from stock options, restricted share units ("RSUs") and Phantoms granted to employees included in the consolidated statements of comprehensive loss, for the years ended December 31, 2019, 2018 and 2017:
	Year ended December 31,
	2019	2018	2017

Cost of revenues	$264	$316	$362
Research and development	847	678	648
Sales and marketing	1,257	928	1,166
General and administrative	1,052	940	1,190

Total stock-based compensation expense	$3,420	$2,862	$3,366

The Company selected the binomial option pricing model as the most appropriate fair value method for its stock-based compensation awards with the following assumptions for the years ended December 31, 2018 and 2017:

	Year ended December 31,
	2018	2017

Suboptimal exercise multiple	2.9-3.5	2.9-3.5
Risk free interest rate	2.09%-3.05%	0.80%-2.20%
Volatility	26%-47%	27%-49%
Dividend yield	0%	0%

The expected annual post-vesting and pre-vesting forfeiture rates affects the number of exercisable options. Based on the Company's historical experience, the annual pre-vesting and post-vesting are in the range of 0%-33% and 0%-41%, respectively, in the years 2018 and 2017. During 2019 no options were granted by the Company.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The computations of expected volatility and suboptimal exercise multiple is based on the average of the Company's realized historical stock price. The computation of the suboptimal exercise multiple and the forfeiture rates are based on the grantee's expected exercise prior and post vesting termination behavior. The interest rate for a period within the contractual life of the award is based on the U.S. Treasury Bills yield curve in effect at the time of grant.

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

Marketable securities include investments in dollar linked corporate and municipal bonds. Marketable securities consist of highly liquid debt instruments with high credit standing. The Company’s investment policy, approved by the Board of Directors, limits the amount the Group may invest in any one type of investment or issuer, thereby reducing credit risk concentrations. Management believes that the portfolio is well diversified and, accordingly, minimal credit risk exists with respect to these marketable debt securities

The Company's trade receivables are primarily derived from sales to customers located mainly in EMEA, as well as in APAC, Latin America and the United States. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its customers and establishes an allowance for doubtful accounts on a specific basis. Allowance for doubtful accounts amounted to $ 1,867 and $ 1,415 as of December 31, 2019 and 2018, respectively.

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

The Company has no significant off-balance sheet concentrations of credit risk.

t.         Grants from the Israel Innovation Authority:

Participation grants from the Israel Innovation Authority (Previously known as the Office of the Chief Scientist) for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development non royalty bearing grants recognized amounted to $ 378, $ 374 and $ 392 in 2019, 2018 and 2017, respectively.

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

ASC No. 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company classifies interest related to unrecognized tax benefits in taxes on income

v.        Basic and diluted net income (loss) per share:

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

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For the years ended December 31, 2019, 2018 and 2017, all outstanding options and RSUs have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive. See Note 16. The amount of those options and RSU’s was : 3,105,801,  2,998,174,  2,902,387 respectively.

w.        Comprehensive loss:

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

The following table shows the components and the effects on net loss of amounts reclassified from accumulated other comprehensive loss as of December 31, 2019:

	Year ended December 31, 2019
	Unrealized gain (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Total

Balance as of December 31, 2018	$(349)	$(418)	$(767)
Changes in other comprehensive income (loss) before reclassifications	666	(332)	334
Amounts reclassified from accumulated other comprehensive income (loss) to:
Cost of revenues	-	(7)	(7)
Operating expenses	-	(89)	(89)
Financial income, net	4	-	4

Net current-period other comprehensive income (loss)	670	(428)	242

Balance as of December 31, 2019	$321	$(846)	$(525)

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

The Company's earn-out considerations are classified within Level 3. The valuation methodology used by the Company to calculate the fair value consideration is the discounted cash flow using the Monte-Carlo simulation method by taking into account, forecast future revenues, expected volatility of 42.5% for Optenet and 20.7% for Netonomy and the weighted average cost of debt of 2%. As of December 31, 2019 the fair value of the consideration was determined according to discounted cash flow since the earn-out will be completely paid by the third quarter of 2020.

y.        Derivatives and hedging:

The Company accounts for derivatives and hedging based on Accounting Standards Codifiation No. 815, "Derivatives and Hedging" ("ASC No. 815").

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

For derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) in shareholders' equity and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. As a result of adopting new accounting guidance discussed in Note 2, " Recently adopted accounting pronouncements," beginning January 1, 2019, gains and losses on the derivatives instruments that are designated and qualify as a cash flow hedge are recorded in accumulated other comprehensive income (loss) and reclassified into in the same accounting period in which the designated forecasted transaction or hedged item affects earnings. Prior to January 1, 2019, cash flow hedge ineffectiveness was separately measured and reported immediately in earnings. Cash flow hedge ineffectiveness was immaterial during 2018 and 2017. To apply hedge accounting treatment, cash flow hedges must be highly effective in offsetting changes to expected future cash flows on hedged transactions.

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

aa.       Lease:

On January 1, 2019, the Company adopted ASU No. 2016-02, Leases (ASC 842). The Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether the Company has a right to direct the use of the asset. The Company elected to not recognize a lease liability and a right-of-use (“ROU”) asset for leases with a term of twelve months or less. The Company also elected the practical expedient to not separate lease and non-lease components for its leases.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make minimum lease payments arising from the lease. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured at lease commencement date based on the discounted present value of minimum lease payments over the lease term. The implicit rate within the operating leases is generally not determinable, therefore the Company uses the Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend or terminate the lease.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

Payments under our lease arrangements are primarily fixed, however, certain lease agreements contain variable payments, which are expensed as incurred and not included in the operating lease right-of-use assets and liabilities. Variable lease payments are primarily comprised of payments affected by common area maintenance and utility charges.

ab.      Warranty costs:

The Company generally provides three months software and a one-year hardware warranty for all of its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's experience. Warranty expenses for the years ended December 31, 2019, 2018 and 2017 were immaterial.

 ac.       Recently Adopted Accounting Pronouncements:

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842). The standard requires the recognition of ROU assets and lease liabilities for all leases. The standard requires a modified retrospective transition approach to recognize and measure leases at the initial application.

The Company adopted the standard as of January 1, 2019, using a modified retrospective transition approach and elected to use the effective date as the date of initial application. The Company adopted the ”package of practical expedients”, which permits it not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. As a result, the consolidated balance sheets as of December 31, 2018 were not restated, continue to be reported under ASC 840, which did not require recognition of operating lease assets and liabilities on the balance sheets, and are not comparative.

The standard had a material impact on the Company’s consolidated balance sheets which resulted in the recognition of ROU assets and lease liabilities of $6.7 million and $6.7 million, respectively, on January 1, 2019, which included reclassifying deferred rent and rent prepayments as components of the ROU assets. The standard did not have a material impact on the Company's consolidated statements of comprehensive income. See also Note 11a.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company adopted Accounting Standards Update (“ASU”) No. 2017- 12, “Derivatives and Hedging” (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which amended the eligibility criteria for hedged items and transactions to expand an entity’s ability to hedge nonfinancial and financial risk components. The new guidance eliminates the requirement to separately measure and present hedge ineffectiveness and aligns the presentation of hedge gains and losses with the underlying hedge item. The new guidance also simplifies the hedge documentation and hedge effectiveness assessment requirements. The amended presentation and disclosure requirements were adopted on a prospective basis, while any amendments to cash flow and net investment hedge relationships which existed on the date of adoption were applied on a “modified retrospective” basis, meaning a cumulative effect adjustment to the opening balance of retained earnings as of the beginning of the year of adoption. The new guidance was effective for the Company on January 1, 2019 and the adoption did not have a material impact on the Company’s consolidated financial statements.

In June 2018, the FASB issued Accounting Standards Update No. 2018-07, "Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting" (ASU 2018-07). ASU 2018-07 was issued to simplify several aspects of the accounting for nonemployee share-based payment transactions resulting from expanding the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The Company adopted this standard as of December 31, 2019 and did not have material effect on its consolidated financial statements.

ad.      Recently Issued Accounting Pronouncement Not Yet Adopted:

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). The standard changes the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. ASU 2016-13 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company will adopt this standard as of January 1, 2020 and does not expect this to have a material effect on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment" ("ASU 2017-04"). ASU 2017-04 eliminates the requirement to measure the implied fair value of goodwill by assigning the fair value of a reporting unit to all assets and liabilities within that unit (the "Step 2 test") from the goodwill impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited by the amount of goodwill in that reporting unit. ASU 2017-04 will become effective for the Company beginning January 1, 2020 and must be applied to any annual or interim goodwill impairment assessments after that date. Early adoption is permitted. The new guidance was effective for the Company on January 1, 2020. The adoption did not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued Accounting Standards Update (“ASU”) No. 2019-12, Income Taxes (Topic 740): “Simplifying the Accounting for Income Taxes” (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for us in the first quarter of 2021 on a prospective basis, and early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31, 2019				December 31, 2018
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Available-for-sale - matures within one year:
Governmental debentures	$449	$1	$-	$450	$1,799	$-	$(2)	$1,797
Corporate debentures	30,928	79	(8)	30,999	37,808	6	(98)	37,716

	31,377	80	(8)	31,449	39,607	6	(100)	39,513
Available-for-sale - matures after one year through three years:
Governmental debentures	855	1	-	856	476	-	(4)	472
Corporate debentures	23,653	197	(7)	23,843	24,455	4	(253)	24,206

	24,508	198	(7)	24,699	24,931	4	(257)	24,678
Available-for-sale - matures after three years through five years:
Corporate debentures	4,806	58	-	4,864	101	-	(2)	99
	4,806	58	-	4,864	101	-	(2)	99
	$60,691	$336	$(15)	$61,012	$64,639	$10	$(359)	$64,290

As of December 31, 2019, the Company had no investments with a significant unrealized losses for more than 12 months.

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

The earn-out liability related to the acquisitions of Optenet and Netonomy are classified within Level 3 because these liabilities are based on present value calculations and an external valuation model whose inputs include market interest rates, estimated operational capitalization rates and volatilities. As of December 31, 2019 the fair value of the consideration was determined according to discounted cash flow since the earn-out will be completely paid by the third quarter of 2020.

The Company's financial net assets measured at fair value on a recurring basis, including accrued interest components, consisted of the following types of instruments as of December 31, 2019 and 2018, respectively:

	As of December 31, 2019
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Available-for-sale marketable securities	$-	$61,012	$-	$61,012
Foreign currency derivative contracts	-	(871)	-	(871)
Earn-out liability	-	-	(1,100)	(1,100)

Total financial net assets	$-	$60,141	$(1,100)	$59,041

	As of December 31, 2018
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Available-for-sale marketable securities	$-	$64,290	$-	$64,290
Foreign currency derivative contracts	-	(324)	-	(324)
Earn-out liability	-	-	(6,051)	(6,051)

Total financial net assets	$-	$63,966	$(6,051)	$57,915

Fair value measurements using significant unobservable inputs (Level 3):

Balance at January 1, 2019	$6,051

Earn Out liability adjustments due to exchange rates	(113)
Adjustment due to change in forecast and time value of earn-out consideration	(4,838)

Balance at December 31, 2019	$1,100

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	DERIVATIVE INSTRUMENTS

The Company enters into hedge transactions with a major financial institution, using derivative instruments, primarily forward contracts and options to purchase and sell foreign currencies, in order to reduce the net currency exposure associated with anticipated expenses (primarily salaries and related expenses that are designated as cash flow hedges), trade receivables and forecasted revenues denominated in currencies other than U.S. dollar.

The Company currently hedges such future exposures for a maximum period of two years. However, the Company may choose not to hedge certain foreign currency exchange exposures for a variety of reasons, including but not limited to immateriality, accounting considerations and the prohibitive economic cost of hedging particular exposures. There can be no assurance the hedges will offset more than a portion of the financial impact resulting from movements in foreign currency exchange rates.

The Company records all derivatives on the consolidated balance sheets at fair value in accordance with ASC No. 820 at Level 2. Cash flow hedges are recorded in other comprehensive income (loss) until the hedged item is recognized in earnings. The Company does not enter into derivative transactions for trading purposes. The net income (loss) recognized in "Financial income (expense), net" during the years ended December 31, 2019, 2018 and 2017 was $534, $1,480 and $(1,801), respectively.

The Company had a net unrealized loss associated with cash flow hedges of $845 and $418 recorded in other comprehensive loss as of December 31, 2019 and 2018, respectively. As of December 31, 2019 and 2018, the Company had outstanding hedge transactions in the net amount of $ 36,139 and $ 20,816, respectively.

The fair value of the outstanding foreign exchange contracts recorded by the Company on its consolidated balance sheets as of December 31, 2019 and 2018, as assets and liabilities is as follows:

Foreign exchange forward and		December 31,
options contracts	Balance sheet	2019	2018

Fair value of foreign exchange hedge transactions	Other receivables and prepaid expenses	$158	$56
Fair value of foreign exchange hedge transactions	Other payables and accrued expenses	(1,041)	(474)

Total derivatives designated as hedging instruments	Other Comprehensive loss	$(846)	$(418)

Gain or loss on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive loss to operating expenses and cost of revenues for the years ended December 31, 2019, 2018 and 2017 were $ (96), $ 903 and $ (796), respectively.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	DERIVATIVE INSTRUMENTS (Cont.)

Non-designated hedges:

The Company also uses foreign currency forward contracts to mitigate variability in gains and losses generated from the re-measurement of certain monetary assets and liabilities denominated in foreign currencies. These derivatives do not qualify for special hedge accounting treatment. These derivatives are carried at fair value with changes recorded in financial income, net. Changes in the fair value of these derivatives are largely offset by the re-measurement of the underlying assets and liabilities. The derivatives have maturities of approximately twelve months. As of December 31, 2019 and 2018, the Company’s outstanding non-hedge transactions  were $ 15,741 and $ 16,023, respectively.

The fair value of the outstanding non-designated foreign exchange contracts recorded by the Company on its consolidated balance sheets as of December 31, 2019 and 2018, as assets and liabilities are as follows:

Foreign exchange forward and		December 31,
options contracts	Balance sheet	2019	2018

Fair value of foreign exchange non-designated hedge transactions	Other receivables and prepaid expenses	$12	$94

Total derivatives non-designated as hedging instruments		12	94

NOTE 6:-	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2019	2018

Prepaid expenses	$3,957	$1,635
Government authorities	1,773	1,327
Short-term lease deposits	195	159
Foreign currency derivative contracts	170	150
Others	433	376

	$6,528	$3,647

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	INVENTORIES

	December 31,
	2019	2018

Raw materials	$1,264	$551
Finished goods	9,404	10,794

	$10,668	$11,345

As of December 31, 2019 and 2018, the finished products line item above includes deferral of the cost of goods sold for which revenue was not yet recognized in the amount of approximately $ 1,335 and $ 1,336, respectively.

NOTE 8:-     PROPERTY AND EQUIPMENT, NET

	December 31,
	2019	2018
Cost:
Lab equipment	$17,548	$16,038
Computers and peripheral equipment	22,374	20,680
Office furniture and equipment	1,356	1,197
Leasehold improvements	2,557	2,212
Lease equipment	930	-

	44,765	40,127
Accumulated depreciation:
Lab equipment	14,548	13,273
Computers and peripheral equipment	20,145	19,039
Office furniture and equipment	659	598
Leasehold improvements	1,162	968
Lease equipment	116	-

	36,630	33,878

Depreciated cost	$8,135	$6,249

Depreciation expense for the years ended December 31, 2019, 2018 and 2017 was $ 2,752, $ 2,203 and $ 2,191, respectively.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	INTANGIBLE ASSETS, NET

a.	The following table shows the Company's intangible assets for the periods presented:

	Weighted Average Useful life	December 31,
	(Years)	2019	2018
Original Cost:

Technology	3.8	$9,111	$9,111
Backlog	2.8	1,877	1,877
Customer relationships	4.4	3,592	3,592
IP R&D	6	3,659	3,659

		$18,239	$18,239
Accumulated amortization:

Technology		$9,111	$8,563
Backlog		1,877	1,877
Customer relationships		3,592	2,838
IP R&D		305	-

		$14,885	$13,278

Amortized cost		$3,354	$4,961

b.	Amortization expense for the years ended December 31, 2019, 2018 and 2017 were $ 1,607, $ 1,631 and $ 1,477, respectively.

c.	Estimated amortization expense for the years ending:

Year ending December 31,

2020	610
2021	610
2022	610
Thereafter	1,524

Total	3,354

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2019	2018

Advances from customers	$253	$5,700
Accrued expenses	3,887	3,346
Government authorities	3,061	3,356
Holdback and contingent earnout	1,575	484
Foreign currency derivative contracts	1,041	474
Provision for returns	163	191
Others	234	144

	$10,214	$13,695

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.         Lease commitments:

The Group's facilities are leased under several lease agreements for periods ending up to 2023, with options to extend the leases ending up to 2025.

In addition, the Company has various operating lease agreements with respect to motor vehicles.

Lease expenses of office rent and vehicles for the years ended December 31, 2019, 2018 and 2017 were approximately $3,129, $2,934 and $3,126, respectively. Expenses for short- term leases in 2019 were $ 278.

The following table represents the weighted-average remaining lease term and discount rate:

Year ended December 31, 2019

Weighted average remaining lease term	2.52 years
Weighted average discount rate	1.54%

The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Maturities of operating lease liabilities were as follows:

Year ending December 31,
2020	$3,170
2021	2,641
2022	1,019
2023	211
2024 and thereafter	78

Total lease payments	$7,119

Less - imputed interest	$(148)

Present value of lease liabilities	$6,971

As of December 31, 2019 maturities of operating lease liabilities which were not recognized under ASU No. 2016-02, Leases (ASC 842) were $ 225.

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

c.	Liens and guarantees:

As of December 31, 2019, the Company has provided bank guarantees in respect of    prepayments from customers in an aggregate amount of approximately $ 26 million, in addition to bank guarantees in favor of leases agreements in an aggregate amount of approximately $ 501 .

d.        Litigations:

On February 18, 2016, a former employee filed a claim against the Company alleging that he is entitled to compensation for unlawful dismissal by the Company. In September 2019, the parties filed a request to approve a settlement agreement which the Court approved in October 2019.

NOTE 12:-	SHAREHOLDERS' EQUITY

a.	Company's shares:

As of December 31, 2019, the Company's authorized share capital consists of NIS 20,000,000 divided into 200,000,000 Ordinary Shares, par value NIS 0.1 per share. Ordinary Shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends if declared.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

b.	Stock option plan:

A summary of the Company's stock option activity, pertaining to its option plans for employees and related information is as follows:

	Year ended December 31,
	2019		2018		2017
	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price

Outstanding at beginning of year	1,736,143	$7.26	2,189,297	$7.63	1,959,014	$8.24
Granted	-	$-	62,200	$5.91	676,550	$4.93
Forfeited	(59,107)	$10.05	(414,617)	$9.79	(346,750)	$7.01
Exercised	(223,295)	$4.36	(100,737)	$4.07	(99,517)	$3.56

Outstanding at end of year	1,453,741	$7.59	1,736,143	$7.26	2,189,297	$7.63

Exercisable at end of year	1,240,005	$8.01	1,281,665	$8.02	1,274,649	$9.26

Vested and expected to vest	1,442,990	$7.61	1,464,802	$7.65	1,607,782	$8.44

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal years 2019, 2018 and 2017 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders if all option holders exercised their options on December 31, 2019, 2018 and 2017, respectively. This amount may change based on the fair market value of the Company's stock. The total intrinsic value of options outstanding at December 31, 2019, 2018 and 2017, were $ 3,510, $ 1,518 and $ 1,063, respectively. The total intrinsic value of exercisable options at December 31, 2019, 2018 and 2017, were approximately $ 2,791, $ 1,058 and $ 684, respectively. The total intrinsic value of options vested and expected to vest at December 31, 2019, 2018 and 2017, were approximately $ 3,399, $ 1,246 and $ 819, respectively.

The total intrinsic value (the difference between the Company's closing stock price on the exercise date and the exercise price)  of options exercised during the years ended December 31, 2019, 2018 and 2017 were approximately $ 769, $ 201 and $ 176, respectively. The weighted-average grant-date fair value of the options granted during the years ended December 31, 2018 and 2017 were $ 2.89 and $ 2.36, respectively. No options were granted during 2019. The number of options vested during the year ended December 31, 2019 was 226,317. The weighted-average remaining contractual life of the outstanding options as of December 31, 2019 is 3.45 years. The weighted-average remaining contractual life of exercisable options as of December 31, 2019 is 3.25 years.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2019, have been classified by exercise price, as follows:

Exercise price	Shares upon exercise of options outstanding as of December 31, 2019	Weighted average remaining contractual life	Shares upon exercise of options exercisable as of December 31, 2019
		Years

$23.31-27.58	64,500	2.63	64,500
$15.2-17.07	49,936	1.97	49,936
$10.0 -14.68	173,250	3.92	173,250
$5.01-9.7	508,083	2.84	435,487
$0.1-4.95	657,972	4.00	516,832

	1,453,741		1,240,005

The following provides a summary of the restricted stock unit activity for the Company for the two years ended December 31, 2019:

	Year ended December 31,
	2019		2018
	Number of shares upon exercise	Weighted average share price	Number of shares upon exercise	Weighted average share price

Outstanding at beginning of year	1,252,031	$5.45	713,090	$6.04
Granted	1,001,000	$7.53	996,200	$5.54
Vested	(401,904)	$7.53	(312,201)	$5.72
Forfeited	(199,067)	$7.61	(145,058)	$5.01

Unvested at end of year	1,652,060	$6.53	1,252,031	$5.45

As of December 31, 2019, $ 402 and $ 8,001 unrecognized compensation cost related to stock options and RSUs respectively is expected to be recognized over a weighted average vesting period of 3.01 years.

Under the terms of the above option plans, options may be granted to employees, officers, directors and various service providers of the Company and its subsidiaries. The options vest over a four-year period, subject to the continued employment of the employee. The options generally expire no later than ten years from the date of the grant. The exercise price of the options at the date of grant under the plans may not be less than the nominal value of the shares into which such options are exercised, any options, which are forfeited or cancelled before expiration, become available for future grants. As of December 31, 2019, 34,652 Ordinary shares are available for future issuance under the option plans.

In addition to granting stock options, the Company granted 1,001,000 and 996,200 RSUs in 2019 and 2018, respectively under the 2016 option plan. RSUs vest over a four-year period subject to the continued employment of the employee. RSUs that are cancelled or forfeited become available for future grants.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME

a.	Corporate tax rates:

The Israeli corporate income tax rate was 23% in 2019, 23% in 2018 and 24% in 2017.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018

b.        Foreign Exchange Regulations:

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

The entitlement to the above benefits is contingent upon the fulfillment of the conditions stipulated in the Law, regulations published thereunder and the criteria set forth in the specific letters of approval. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and linked to changes in the Israeli CPI. As of December 31, 2019, management believes that the Company meets the aforementioned conditions.

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

As of December 31, 2019, there is no income earned by the Company Israel’s “Approved Enterprises” and “Beneficiary Enterprise”.

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

e.	Pre-tax income (loss) is comprised as follows:

	Year ended December 31,
	2019	2018	2017

Domestic	$(8,934)	$(9,877)	$(17,539)
Foreign	1,916	1,890	1,031

	$(7,018)	$(7,987)	$(16,508)

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

f.	A reconciliation of the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expenses is as follows:

	Year ended December 31,
	2019	2018	2017

Loss before taxes on income	$(7,018)	$(7,987)	$(16,508)

Theoretical tax income computed at the Israeli statutory tax rate (23%, 23% and 24% for the years 2019, 2018 and 2017, respectively)	$(1,614)	$(1,837)	$(3,962)

Changes in valuation allowance	951	1,189	8,946
Increase in losses and temporary differences due to change in Israeli corporate and “Approved Enterprise" tax	-	659	(5,376)
Previous years
Write off of prepaid and withholding taxes	1,536	1,828	909
Foreign tax rates differences related to subsidiaries	44	50	(48)
Non-deductible expenses and other	327	65	684
Non-deductible share-based compensation expense	397	474	411

Actual tax expense	$1,641	$2,428	$1,564

g.	Income tax expense is comprised as follows:

	Year ended December 31,
	2019	2018	2017

Current taxes	$341	$580	$689
Deferred taxes expense (benefit)	(236)	20	(34)
Write off of prepaid and withholding taxes	1,536	1,828	909

	$1,641	$2,428	$1,564

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

h.        Net operating losses carry forward:

The Company has accumulated net operating losses for tax purposes as of December 31, 2019, in the amount of approximately $62,128, which may be carried forward and offset against taxable income in the future for an indefinite period. In December 2014, the Israeli Tax Authorities approved a final tax ruling with respect to the Company’s acquisition of Oversi. According to the ruling, the net operating losses on the merger date may be offset against taxable income annually with a limitation of up to 14% of the total accumulated losses but no more than 50% of the Company's taxable income. As of December 31, 2019, the Company recorded a full valuation allowance with respect to its deferred tax assets in Allot Ltd. and wrote-off prepaid and withholding taxes of $7,182 as the Company does not expect to utilize these tax assets in the near future. In addition, the Company has accumulated capital losses for tax purposes as of December 31, 2019, of approximately $27,243, which may be carried forward and offset against taxable capital gains in the future for an indefinite period but are limited as stated above with regard to the Oversi merger. Management currently believes that since the Company has a history of losses, and uncertainty with respect to future taxable income, it is more likely than not that the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future. Thus, a valuation allowance was provided to reduce deferred tax assets to their realizable value.

The U.S. subsidiary has accumulated losses for U.S. federal income tax return purposes of approximately $ 5,524 and $ 7,438 for state taxes. The federal accumulated losses for tax purposes expire between 2026 and 2037. The state accumulated losses for tax purposes began to expire in 2014. As of December 31, 2019, the Company recorded a partial valuation allowance with respect to its deferred tax assets in the US Subsidiary.

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

In December 2017 the U.S. Tax Cuts and Jobs Act of 2017 was signed into law. This legislation makes significant changes to the U.S. Internal Revenue Code. Such changes include a reduction in the corporate tax rate, changes in U.S. international taxation and limitations on certain corporate deductions and credits, among other changes. The deferred tax asset at December 31, 2019 reflects the impact of the US Tax reform.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

i.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income taxes are as follows:.

	December 31,
	2019	2018
Deferred tax assets:
Operating and capital loss carryforwards	$22,353	$21,348
Reserves and allowances including lease liability	9,071	3,723

Deferred tax asset before valuation allowance	31,424	25,071
Valuation allowance	(25,880)	(24,790)
Deferred tax asset net of valuation allowance	5,544	281

Deferred tax liability including ROU asset	5,027	-
Net deferred tax asset	$517	$281

j.	As of December 31, 2019, the Company’s provision in respect of ASC 740-10 is $243. The accrued interest and penalties related to the provision in income taxes are immaterial.

The Company conducts business globally and, as a result, the Company or one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Israel, France, and the United States. With a few exceptions, the Company is no longer subject to Israeli tax assessment through the year 2013 and the Spanish and U.S. subsidiaries have final tax assessments through 2014 and 2015, respectively. The Company is currently under audit by the Israeli Tax Authorities for the years 2015– 2016.

NOTE 14:-	GEOGRAPHIC INFORMATION

Allot operates in a single reportable segment. Revenues are based on the location of the Company's channel partners which are considered as end customers, as well as direct customers of the Company:

	Year ended December 31,
	2019	2018	2017

Europe	$36,199	$45,730	$40,394
Asia and Oceania	42,994	22,018	13,936
Americas	16,576	14,363	15,532
Middle East and Africa	14,331	13,726	12,130

	$110,100	$95,837	$81,992

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	GEOGRAPHIC INFORMATION (Cont.)

The following are the Company’s major customers:

	Year ended December 31,
	2019	2018	2017

Customer A	16%	22%	32%
Customer B	11%	-	-

	27%	22%	32%

A total percentage of 76% of the Company’s revenues for the year ended December 31, 2019 is attributed to network intelligence solutions, while 24% is attributed to security solutions.

The following presents total long-lived assets as of December 31, 2019 and 2018:

	December 31,
	2019	2018
Long-lived assets:
Israel	$7,614	$5,931
Other	521	317

	$8,135	$6,249

NOTE 15:-	FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2019	2018	2017

Financial income:
Interest income	$2,551	$2,696	$2,513
Exchange rate differences and other	-	305	-

Financial expenses:
Exchange rate differences and other	334	-	602
Amortization/accretion of premium/discount on marketable securities, net	257	793	1,017

	$1,960	$2,208	$894

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-   EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share:

	Year ended December 31,
	2019	2018	2017
Numerator:
Net loss	$(8,659)	$(10,415)	$(18,072)

Denominator:
Weighted average number of shares outstanding used in computing basic and diluted net loss per share	34,250,582	33,710,507	33,253,158

Basic and diluted net loss per share	$(0.25)	$(0.31)	$(0.54)

Note 17:-       SUBSEQUENT EVENT

a.
In January 2020, inventory stored in the one of the Company’s warehouses suffered water damage. The Company is currently evaluating the effect of the event on its inventories value and does not expect it to have a material impact.