Form 20-F/A
period 2019-12-31
Allot Ltd.
filed 2020-07-01
CIK 1365767

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

Yes ☐             No ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment No. 1”) amends Allot Ltd.’s (the “Company”) Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Form 20-F”), as filed with the Securities and Exchange Commission on March 26, 2020, and is being filed solely to correct a typographical error in the date of the Report of Independent Registered Public Accounting Firm from March 26, 2019 to March 26, 2020.

Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, the Company has repeated the entire text of Item 8 and Item 18 of the Form 20-F in this Amendment No.1. There have been no changes to the text of such items other than the change in the date of the auditor’s report.

In addition, this Amendment No. 1 includes currently dated certifications by our Principal Executive Officer and Principal Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, attached as Exhibits 12.1, 12.2 and 13.1 hereto, and a currently dated consent of Kost Forer Gabbay & Kasierer, attached as Exhibit 15.1 hereto.

Except as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Form 20-F or reflect any events that have occurred after the filing of the Form 20-F.

PART I

ITEM 8: Financial Information

A.           Consolidated Financial Statements and Other Financial Information.

Consolidated Financial Statements

For our audited consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, please see pages F-4 to F-46 of this report.

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

PART III

ITEM 18: Financial Statements

See Financial Statements included at the end of this report.

ITEM 19: Exhibits

See exhibit index incorporated herein by reference.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Ltd
By:	/s/ Erez Antebi
Erez Antebi Chief Executive Officer and President

Dated: July 1, 2020

INDEX OF EXHIBITS

Number	Description

1.1	Articles of Association of the Registrant (2)

1.2	Certificate of Name Change (9)

1.3	Memorandum of Association of the Registrant (10)

2.1	Specimen share certificate (1)

2.2	Description of Registrant’s Securities (12)

4.1
Non-Stabilized Lease Agreement, dated February 13, 2006, by and among, Aderet Hod Hasharon Ltd., Miritz, Inc., Leah and Israel Ruben Assets Ltd., Tamar and Moshe Cohen Assets Ltd., Drish Assets Ltd., S. L. A. A. Assets and Consulting Ltd., Iris Katz Ltd., Y. A. Groder Investments Ltd., Ginotel Hod Hasharon 2000 Ltd. and Allot Ltd (1)

4.2	2016 Incentive Compensation Plan, as amended and restated (6)

4.3	Israeli Subplan (Appendix A) of the 2016 Incentive Compensation Plan, as amended and restated (7)

4.4	US Subplan (Appendix B) of the 2016 Incentive Compensation Plan, as amended and restated (8)

4.5	Manufacturing Agreement, dated July 19, 2007, by and between Flextronics (Israel) Ltd. and the Registrant (4)

4.6	Amendment No. 1, dated September 1, 2012, to the Manufacturing Agreement, dated July 19, 2007, by and between Flextronics (Israel) Ltd. and the Registrant (11)

4.7	Asset Purchase Agreement, dated February 19, 2015, by and between Optenet S.A. and the Registrant. (3)

4.8	Compensation Policy for Executive Officers and Directors (5)

8.1	List of Subsidiaries of the Registrant (12)

12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications), filed herewith

12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications), filed herewith

13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications), furnished herewith

15.1	Consent of Kost Forer Gabbay & Kasierer, filed herewith

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.LAB	XBRL Taxonomy Label Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
____________
(1)	Previously filed with the Securities and Exchange Commission on October 31, 2006 pursuant to a registration statement on Form F-1 (File No. 333-138313) and incorporated by reference herein.
(2)	Previously included in Exhibit 99.3 to the report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on November 1, 2018 and incorporated by reference herein.
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
(11)
Previously filed with the Securities and Exchange Commission on March 22, 2018 as Exhibit 4.6 to the annual report on Form 20-F for the year ended December 31, 2017 and incorporated by reference herein.

(12)	Previously filed with the Securities and Exchange Commission on March 26, 2020 with the annual report on Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.

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
March 26, 2020

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018 and the related consolidated statements of comprehensive loss, Changes in Stockholders’ Equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes of the Company and our report dated March 26, 2020 expressed an unqualified opinion thereon.

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