Form 20-F
period 2020-12-31
Allot Ltd.
filed 2021-03-15
CIK 1365767

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report..........................................

For the transition period from ____________ to ____________

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

Neve Ne’eman Industrial Zone B

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020:

35,382,638 ordinary shares, ILS 0.10 par value per share

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on the attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

TABLE OF CONTENTS

PART I	7
ITEM 1: Identity of Directors, Senior Management and Advisers	7
ITEM 2: Offer Statistics and Expected Timetable	7
ITEM 3: Key Information	7
A. Selected Financial Data	7
B. Capitalization and Indebtedness	8
C. Reasons for Offer and Use of Proceeds	8
D. Risk Factors	8
ITEM 4: Information on Allot	32
A. History and Development of Allot	32
B. Business Overview	33
C. Organizational Structure	44
D. Property, Plant and Equipment	44
ITEM 4A: Unresolved Staff Comments	45
ITEM 5: Operating and Financial Review and Prospects	45
A. Operating Results	45
B. Liquidity and Capital Resources	54
C. Research and Development, Patents and Licenses	55
D. Trend Information	56
E. Off-Balance Sheet Arrangements	56
F. Contractual Obligations	56
ITEM 6: Directors, Senior Management and Employees	56
A. Directors and Senior Management	56
B. Compensation of Officers and Directors	61
C. Board Practices	63
D. Employees	69
E. Share Ownership	70
ITEM 7: Major Shareholders and Related Party Transactions	72
A. Major Shareholders	72
B. Record Holders	74
C. Related Party Transactions	74
D. Interests of Experts and Counsel	74
ITEM 8: Financial Information	74
A. Consolidated Financial Statements and Other Financial Information.	74
B. Significant Changes	75

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

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

A.Selected Financial Data

You should read the following selected consolidated financial data in conjunction with “ITEM 5: Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020 and the consolidated balance sheet data as of December 31, 2019 and 2020 are derived from our audited consolidated financial statements included in “ITEM 18: Financial Statements,” which have been prepared in accordance with generally accepted accounting principles in the United States. The consolidated statements of operations for the years ended December 31, 2016 and 2017 and the consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements which are not included in this annual report.

	Year ended December 31,
	2016	2017	2018	2019	2020
Consolidated Statements of Operations:
Revenues:
Products	$54,432	$48,727	$56,169	$67,440	$92,524
Services	35,937	33,265	39,668	42,660	43,398
Total revenues	90,369	81,992	95,837	110,100	135,922
Cost of revenues(1):
Products	20,401	19,258	20,061	22,743	28,524
Services	7,494	9,272	9,288	11,091	11,558
Total cost of revenues	27,895	28,530	29,349	33,834	40,082
Gross profit	62,474	53,462	66,488	76,266	95,840
Operating expenses:
Research and development, gross	24,827	22,244	25,792	31,839	43,786
Less grant participation	606	392	374	378	339
Research and development, net(1)	24,221	21,852	25,418	31,461	43,447
Sales and marketing(1)	35,290	38,316	40,849	47,105	47,528
General and administrative(1)	9,812	10,696	10,416	6,678	13,894
Total operating expenses	69,323	70,864	76,683	85,244	104,869
Operating (loss)	(6,849)	(17,402)	(10,195)	(8,978)	(9,029)
Financing income (expenses), net	1,059	894	2,208	1,960	1,857
Income (loss) before income tax expenses (benefit)	(5,790)	(16,508)	(7,987)	(7,018)	(7,172)
Income tax expenses (benefit)	2,204	1,564	2,428	1,641	2,176
Net income (loss)	$(7,994)	$(18,072)	$(10,415)	$(8,659)	$(9,348)
Basic net (loss) per share	$(0.24)	$(0.54)	$(0.31)	$(0.25)	$(0.27)
Diluted net (loss) per share	$(0.24)	$(0.54)	$(0.31)	$(0.25)	$(0.27)
Weighted average number of shares used in computing basic net earnings (loss) per share	33,202,309	33,253,158	33,710,507	34,250,582	35,007,201
Weighted average number of shares used in computing diluted net earnings (loss) per share	33,202,309	33,253,158	33,710,507	34,250,582	35,007,201

___________________
(1)	Includes stock-based compensation expense related to options and restricted stock units, or RSUs, granted to employees and others as follows:

	Year ended December 31,
	2016	2017	2018	2019	2020
	(in thousands)
Cost of revenues	$367	$362	$316	$264	$355
Research and development expenses, net	1,240	648	678	847	1,368
Sales and marketing expenses	1,833	1,166	928	1,257	2,145
General and administrative expenses	1,701	1,190	940	1,052	1,330
Total	$5,141	$3,336	$2,862	$3,420	$5,198

	At Year ended December 31,
	2016	2017	2018	2019	2020
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$23,326	$15,342	$16,336	$16,930	$23,599
Short-term deposits and restricted deposits	29,821	31,471	23,008	28,740	48,425
Marketable securities	60,507	63,194	64,290	61,012	27,178
Working capital	123,980	111,786	101,999	79,444	87,816
Total assets	190,940	184,525	189,844	215,169	201,600
Total liabilities	33,637	41,396	53,491	83,318	71,448
Accumulated deficit	(104,175)	(122,247)	(131,950)	(140,609)	(149,957)
Share capital	843	851	853	871	896
Total shareholders’ equity	157,303	143,129	135,903	131,851	130,152

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary of Risk Factors

Our business involves a high degree of risk. You should consider carefully the risks described below, together with the financial and other information contained in this annual report and our other filings with the SEC. If any of the following risks actually occurs, our business, financial condition and results of operations would suffer. In this case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. This report also contains forward-looking statements that involve risks and uncertainties. Our results of operations could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other filings with the Securities and Exchange Commission (the “SEC”). These risks are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business operations.

Below is a high-level overview of the risks that we and those in our industry face, and is intended to enhance the readability and accessibility of our disclosures. These risks include, but are not limited to:

•

disruptions caused by external factors, including health epidemics such as the recent coronavirus (COVID-19) pandemic

•

general economic and business conditions, which may affect demand for our technology and solutions;

•

the effects of fluctuations in currency on our results of operation and financial condition;

•

our ability to achieve profitability, such as through keeping pace with advances in technology and achieving market acceptance and increasing the functionality of our products and offering additional features and products;

•

the impacts of new market and technology trends on our enterprise market;

•

the impact of the telco operator’s Go To Market strategy and implementation efforts, on the success of a Revenue Share deal of our Security Solution;

•

our reliance on our network intelligence solutions for significant revenues;

•

impacts to our revenues and operational risk as a result of making sales to large service providers;

•

technological risks, including network encryption, live network failures and software or hardware errors;

•

our dependence on third parties for products that make up a material portion of our business, including a single subcontractor for our Service Gateway Tera platform;

•

the ability of our suppliers to provide, or refusal of our customers to implement, the single or limited sources from which certain hardware and software components for our products are made;

•

sales disruptions or costs arising from a loss of rights to use the third-party solutions we integrate with our products;

•

our ability to comply with international regulatory regimes wherever we conduct business, including governmental requirements and initiatives related to the telecommunication industry;

•

risks related to our proprietary rights and information, including our ability to protect the intellectual property embodied in our technology, to defend against third-party infringement claims, and protect our IT systems from disruptions;

•

risks related to our ordinary shares, including volatile share prices and tax consequences for U.S. shareholders;

•

our status as a foreign private issuer and related exemptions with respect thereto;

•

exposure to unexpected or uncertain tax liabilities or consequences as a result of changes to fiscal and tax policies;

•

conditions and requirements as a result of being incorporated in Israel, including economic volatility and obligations to perform military service;

•

costs and business impacts of complying with the requirements of the Israeli government grants received for research and development expenditures;

•

our ability to successfully identify, manage and integrate acquisitions;

•

our ability to retain key personnel and maintain satisfactory labor relations; and

•

other factors as described in the section below.

Economic and External Risks

We face risks related to health epidemics and other widespread outbreaks of contagious disease, including the COVID-19 pandemic, which could significantly disrupt our operations and materially negatively impact our financial results.

The ongoing COVID-19 pandemic originating in Wuhan, China and the extent to which it may have material and adverse effect our business operation is still uncertain and difficult to predict with a degree of confidence. The pandemic and any preventative or protective actions that governments, other third parties or we took and may need to take in the future in response, could result in a period of economic, financial and business disruptions and reduced operations. These could continue to include disruptions or restrictions on our ability to travel, temporary closures of our facilities or the facilities of our suppliers, supply chain disruption, customers or sales channels, negative effects on the health of our management and employees and uncertainty and volatility in the global financial markets. Countries around the world, including those jurisdictions in which we operate, have imposed quarantines, business shutdowns and travel and other restrictions. In particular, the Israeli prime minister announced a number of additional restrictions to contain the virus, following recommendations from the Israeli ministries of health and finance. Any private sector business is required to obtain a regulated permit, should it wish to maintain its offices open (“Tav Sagol”). This permit sets the requirements which the business place needs to achieve, monitor and maintain. Additionally, the Israeli government enacted emergency regulations restricting outdoor activity for all citizens, as well as business and commerce restrictions. Although travel to and from work is still permitted we cannot predict whether the Israeli government will impose further restrictions that could lead to significant changes to, or a potential shutdown of, our operations and we cannot assure you that we or our suppliers will be designated an “essential business” under the new regulations. Any significant disruption of our business, or that of our suppliers, customers or sales channels could cause significant delays until we, our suppliers, customers or sales channels are able to resume normal business operations, and would likely negatively impact our sales and profitability, including among other things with regard to the timely and successful performance and implementation of transactions that contribute materially to our anticipated revenues. While we have re-opened some of our offices in some countries, we may have to close those offices once again if an outbreak recurs in the geographic locations of those offices. We are unsure as to how long offices will remain closed in locations where outbreaks continue to occur, although we we believe that most of our employees are able to work remotely in an effective way. Although we are monitoring the situation, we cannot predict whether, for how long, or the extent to which the pandemic and pandemic containment efforts may disrupt our supply chain and/or operations. The ultimate geographic spread and severity of the disease; the duration of the outbreak or future outbreaks; the effectiveness of vaccinations to prevent the contraction and spread of the virus; the travel restrictions and the implementation of social distancing and ultimately the resulting impact on the global economy and our results of operations will depend on future developments, which are highly uncertain and cannot be predicted.

Unfavorable or unstable economic conditions in the markets in which we operate could have a material adverse effect on our business, financial condition or operating results.

In recent years, economies worldwide have demonstrated instability, and COVID-19 has served to markedly increase instability and volatility in the global markets. The full economic impact of the pandemic is highly uncertain, but it is plausible that a global economic downturn will result as governments impose business shutdowns, workforce reductions, quarantines and travel restrictions, and international trade, production and supply chains are disrupted. Negative economic conditions in the global economy or certain regions such as the European Market, from which we derived 70% of our revenues in 2020, could cause a decrease in spending on the types of products and services that we offer.

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

Our revenues are generated primarily in U.S. dollars and a major portion of our expenses are denominated in U.S. dollars. As a result, we consider the U.S. dollar to be our functional currency. A significant portion of our revenue is also generated in Euros. Other significant portions of our expenses are denominated in Israeli shekel (ILS) and, to a lesser extent, in Euros and other currencies. Our ILS-denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in ILS. In the past years, we have experienced material fluctuation between the ILS and the U.S. dollar and we anticipate that the ILS will continue to fluctuate against the U.S dollar in the future. In 2020, the ILS appreciated by approximately 7.6% against the U.S. dollar and in 2019 the ILS depreciated by approximately 8.4% against the U.S. dollar. In 2020, the Euro appreciated by approximately 9.3% against the U.S. dollar, and in 2019 the Euro depreciated by approximately 2% against the U.S. dollar. If the U.S dollar weakens against the ILS we are exposed to negative impact on our results of operations. Moreover, if the U.S. dollar strengthens against the Euro, our results of operations generated by revenue in the EUR may be negatively impacted.

Further, volatility in exchange rates resulting from Brexit is expected to continue in the short term , however, since our volume of business in the UK is relatively low, we do not expect this to impact us significantly. We translate sales and other results denominated in foreign currency into U.S. dollars for our financial statements. During periods of a strengthening dollar, our reported international sales and earnings could be reduced because foreign currencies may translate into fewer U.S. dollars.

We use derivative financial instruments, such as foreign exchange forward contracts and others, to partially mitigate the risk of changes in foreign exchange rates on forecast cash flows. We may not purchase derivative instruments adequately to insulate ourselves from foreign currency exchange risks. Volatility in the foreign currency markets may make hedging our foreign currency exposures challenging. In addition, because a portion of our revenue is not earned in U.S. dollars, fluctuations in exchange rates between the U.S. dollar and the currencies in which such revenue is earned may have a material adverse effect on our results of operations and financial condition. We could be adversely affected when the U.S. dollar strengthens relative to the local currency between the time of a sale and the time we receive payment, which would be collected in the devalued local currency. Accordingly, if there is an adverse movement in one or more exchange rates, we might suffer significant losses and our results of operations may otherwise be adversely affected. Uncertainty in global market conditions has resulted in and may continue to cause significant volatility in foreign currency exchange rates which could increase these risks. As our international operations expand, our exposure to these risks also increases.

Risks Related to our Business and Results of Operations

We have a history of losses and may not be able to achieve or maintain profitability in the future.

We have a history of net losses in all fiscal years since our inception, other than in 2006 and 2011. In 2020 we had a net loss of $9.3 million. Compared to the previous year, in 2020 revenues increased by $25.8 million while the gross profit increased by $19.6 million. Operating expenses increased by $19.6 million, tax expenses increased by $0.5 million and financial income decreased by $0.1 million. In the future we intend to continue to invest in these areas that we believe will contribute to our future growth. We had a net loss of $8.7 million in 2019.

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

Our security products are offered to operators and are deployed in their networks, enabling them to provide security services to their end customers. Such products face significant competition from companies that directly offer to end customers security applications to be installed on their devices; companies that approach that directly offer cloud security products to the business enterprise sector through distribution channels; and companies that offer security products bundled with other products. By offering our security products to operators that provide security services to both business enterprises and individual end customers, we aim to expand the reach of our products. However, such business model may prove to be slower to market or less effective than our competitors’ models, in which case our business may be harmed. The operators’ move to 5G networks, imposes a potential challenge for our security products’ architecture and our ability to compete with other existing solutions in the market.

Certain of our current direct competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources. As the intelligent broadband solutions market has grown, including the markets for DPI enabled solutions for mobile networks and for security products, new competitors have entered and may continue to enter the market. Furthermore, our market is subject to industry consolidation, as companies attempt to maintain or strengthen their positions in our evolving industry. Some of our current and potential competitors have made acquisitions or have announced new strategic alliances designed to position them to provide many of the same products and services that we provide to both the service provider and enterprise markets, such as the recent Sandvine – Procera transaction, which resulted in a combined company positioned to compete with us in the fields of analytics, policy charging and control, traffic management, security, regulatory compliance and cloud managed services. As the merged company became fully integrated, we expect that competition from Sandvine will intensify, geographically and also portfolio wise. Industry consolidation may result in stronger competitors that are better able to compete as sole-source vendors for customers, may cause price reductions, reduced gross margins and loss of market share.

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

Additionally, as networks start to evolve towards 5G, we will need to adapt the functionality of our products to comply with the design and standards prescribed by the 3rd Generation Partnership Project (the 3GPP Organization), which is responsible for the industry standardization effort and requires significant investment. Our business may be affected if we are unable to adapt our existing products in a quick and timely manner or successfully develop and introduce solutions supporting 5G networks. In addition, in 4G/LTE networks, Allot provides a Traffic Detection Function (TDF) element of the core network. According to the recent network design specifications, published by the 3GPP Organization, in 5G networks this TDF function will be merged within the User Plane Function (UPF), which is provided by major NEP (Network Equipment Provider) competitors. This change in network architecture may jeopardize Allot’s ability to sell a standalone TDF function, which may have a material adverse impact on our business and financial results.

Our revenues and business from the enterprise market may be adversely affected by new market and technology trends, including SD-WAN and the transition to 5G networks.

Our business from the enterprise market may depend on new market and technology trends. For example, some enterprises are starting to implement a new network architecture, enabled by Software Defined Wide Area Networking (SD-WAN) technology, in which some data traffic is sent from remote offices of the enterprise directly to the public cloud services. In such designs, Allot’s products deployed at the central location of the enterprise will have less traffic capacity to manage and will provide only partial visibility into the enterprise’s traffic. This may corrode the value provided by Allot’s solutions and reduce amount of revenues derived from the enterprise market.

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

In the past few years, we have increased sales of our security products. However, sales of our network intelligence solutions, which provide service providers with visibility and control of their networks, continue to account for a major portion of our revenues, and accounted for 83% of our total revenue in 2020. If we are unable to increase these sales, or compensate for them by sales of security products, our business will suffer. In addition, service providers may choose embedded or integrated solutions using routers and switches from larger networking vendors over a standalone solution that we offer. Any factor adversely affecting our ability to sell, or the pricing of or demand for, our network intelligence solutions would severely harm our ability to generate revenues and could have a material adverse effect on our business.

We depend on one or more significant customers and the loss of any such significant customer or a significant decrease in business from any such customer could harm our results of operations.

The revenues derived from our largest two customers (different each year), in each of the past three years, were 54%, 27% and 28% of our total revenues in 2020, 2019 and 2018, respectively. In addition, revenues from individual customers may fluctuate from time to time based on the timing and the terms under which orders are received and the duration of the delivery and implementation of such orders, potentially resulting in decreases in revenues from such customers. The loss of any significant customer or a significant decrease in business from any such customer could have a material adverse effect on our revenues, results of operations and financial condition. For example, we entered into an agreement with an existing customer in the EMEA region for a one-time delivery of our services, including AllotSmart products and related services for tens of millions of dollars, which represented a substantial portion of our revenues in 2020.

Sales of our products to large service providers can involve a lengthy sales cycle, which may impact the timing of our revenues and result in us expending significant resources without making any sales.

Our sales cycles to large service providers, including carriers, mobile operators and cable operators, are generally lengthy because these end-customers consider our products to be critical equipment and undertake significant testing to assess the performance of our products within their networks. Furthermore, many of our product and service arrangements with our customers provide that the final acceptance of a product or service may be specified by the customer. As a result, we often invest significant time from initial contact with a large service provider until it decides to incorporate our products into its network, and we may not be able to recognize the revenue from a customer until the acceptance criteria have been satisfied. We may also expend significant resources in attempting to persuade large service providers to incorporate our products into their networks without success. Even after deciding to purchase our products, the initial network deployment of our products by a large service provider may last up to one year and in certain exceptional instances up to one and a half years. If a competitor succeeds in convincing a large service provider to adopt that competitor’s product, it may be difficult for us to displace the competitor because of the cost, time, effort and perceived risk to network stability involved in changing solutions. As a result, we may incur significant expenses without generating any sales, which could adversely affect our profitability.

In addition, in our deals based on a revenue share model (and determined by the number of end subscribers using our solution), the cycle from the upfront investments by our company and the revenues stream, is very long.

The complexity and scope of the solutions and we provide to larger service providers are increasing, and such larger projects entail greater operational risk and an increased chance of failure.

The complexity and scope of the solutions and services we provide to larger service providers are increasing. The larger and more complex such projects are, the greater the operational risks associated with them. These risks include, but are not limited to, the failure to meet all the requirements of service providers, the failure to fully integrate our products into the service provider’s network or with third-party products, our dependence on subcontractors and partners and on effective cooperation with third-party vendors for the successful and timely completion of such projects. If we encounter any of these risks, we may incur higher costs in order to complete the project and may be subject to contractual penalties resulting in lower profitability. In addition, the project may demand more of our management’s time than was originally planned, and our reputation may be adversely impacted.

Risks Related to Our Technology and Products

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

We seek to enhance our products by offering higher system speeds, additional features and products, such as advanced Quality of Experience (QoE) management products, and support for additional applications and enhanced reporting tools. We also continuously endeavor to assure our solutions comply with contemporary network and software architectures such as, but not limited to, virtualized network services (NFV), containerized deployments and 5G networks compliance.

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

Risks Related to Our Dependence on Third Parties

We depend on third parties to market, sell, and install our products and to provide initial technical support for our products for a material portion of our business.

We depend on third-party channel partners, such as distributors, resellers, original equipment manufacturers, or OEMs, and system integrators, to market and sell a material portion of our products to end-customers. In 2020, approximately 29% of our revenues were derived from channel partners. In some cases, our channel partners are also responsible for installing and providing initial customer support for our products, with our continuous technical assistance. In the majority of the cases, the partners are responsible for the initial customer support (Tier 1 support), while we act as the escalation level. As a result, we depend on the ability of our channel partners to successfully market and sell our products to these end-customers. We can give no assurance that our channel partners will market our products effectively, receive and fulfill customer orders for our products on a timely basis or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. In addition, our channel partners may experience disruptions in, or be prevented from, conducting business activities as a result of the COVID-19 pandemic, which could have a material adverse effect on our results of operations. Any failure by our channel partners to provide adequate initial support to end-customers, due to COVID-19 or any other reason, could result in customer dissatisfaction with us or our products, which could result in a loss of customers, harm our reputation and delay or limit market acceptance of our products. Our products are complex and it takes time for a new channel partner to gain experience in the operation and installation of these products. Therefore, it may take a long period of time before a new channel partner can successfully market, sell and support our products if an existing channel partner ceases to sell our products. Additionally, our agreements with channel partners are generally not exclusive and our channel partners may market and sell products that compete with our products. Our agreements with our distributors and resellers are usually for an initial one-year term and following the expiration of this term, can be terminated by either party. We can give no assurance that these agreements will continue to remain in effect. If we are unable to maintain our relationships with existing channel partners and to develop relationships with new channel partners in key markets our profitability and results of operations may be materially adversely affected.

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

[We currently depend on a single subcontractor to manufacture and provide hardware and warranty support for our Service Gateway Tera platform. If this subcontractor experiences delays, disruptions, quality control problems or a loss in capacity, our operating results could be adversely affected.

We currently depend on a single subcontractor, Flex (Israel) Ltd. (previously Flextronics (Israel) Ltd.), a subsidiary of Flex (previously Flextronics), a global electronics manufacturing services company, to manufacture, assemble, test, package and provide hardware warranty support for our Service Gateway Tera platform. In addition, our agreement with Flex (Israel) Ltd. requires it to procure and store key components for our products at its facilities. If Flex (Israel) Ltd. experiences delays, disruptions or quality control problems in manufacturing our products, including as a result of COVID-19 , or if we fail to effectively manage our relationship with Flex (Israel), product shipments may be delayed and our ability to deliver certain products to customers could be adversely affected. Flex (Israel) Ltd. may terminate our agreement at any time during the term of the agreement with advance notice. Therefore, the loss of Flex (Israel) Ltd. could materially and adversely affect our sales and operating results and harm our reputation.

Certain hardware and software components for our products come from single or limited sources and we could lose sales if these sources fail to satisfy our supply requirements or if our customers refuse to implement components from certain sources.

We obtain certain hardware components used in our products from single or limited sources.

Although such hardware components are off-the-shelf items, because our systems have been designed to incorporate these specific hardware components, any change to these components due to an interruption in supply chains or our inability to obtain such components on a timely basis, including as a result of COVID-19, may require engineering changes to our products before substitute hardware components could be incorporated. Such changes could be costly and could result in lost sales particularly to our traffic management systems. The agreements with our suppliers do not contain any minimum supply commitments. If we or our contract manufacturers fail to obtain components in sufficient quantities when required, our business could be harmed.

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

Legal, Regulatory and Compliance Risks

We are subject to certain regulatory regimes that may affect the way that we conduct business internationally, and our failure to comply with applicable laws and regulations could materially adversely affect our reputation and result in penalties and increased costs.

We are subject to a complex system of laws and regulations related to international trade, including economic sanctions and export control laws and regulations. We also depend on our distributors and agents outside of Israel for compliance and adherence to local laws and regulations in the markets in which they operate. It is our policy not to make direct or indirect prohibited sales of our products, including into countries sanctioned under laws to which we are subject, and to contractually limit the territories into which our channel partners may sell our products. None of the Company’s contracts with its channel partners authorize or contemplate any activities with sanctioned countries, and the Company does not intend to authorize any channel partner to engage in activities with those countries in the future. Nevertheless, over ten ago one of our channel partners sold certain of our products (designed for the enterprise market) outside of its contractually designated territory, including into a sanctioned country, and we subsequently determined that our contract management protocol for authorizing channel partner sales was not adequately followed in that instance. Although the Company is not aware of any channel partner making indirect sales to entities or individuals in sanctioned countries in 2020, there is no guarantee that the Company’s channel partners will not make such indirect sales in the future, which could result in material adverse impact on our reputation and lead to penalties and increased costs.

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

On December 14, 2017 the United States Federal Communications Commission (the “FCC”) announced that it voted to repeal the Open Internet Report and Order on Remand, Declaratory Ruling, and Order (the Open Internet Order). The Open Internet Order was issued by the FCC and went into effect on June 12, 2015. The Open Internet Order set forth rules, grounded, among others, on Title II of the Communications Act of 1934; the Open Internet Order regulated both fixed and mobile Internet Service Providers (ISPs) and prohibited them, subject to reasonable network management, from blocking and/or throttling of lawful content, applications, services, or non-harmful devices, and from unreasonably interfering or disadvantaging of (i) end users’ ability to select, access service of the lawful Internet content, applications, services, or devices of their choice or (ii) edge providers’ ability to make lawful content, applications, services, or devices available to end users. The Open Internet Order also prohibited paid prioritization of content. The repeal largely reversed the Open Internet Order, including the classification of broadband Internet service as a telecommunications service, which is subject to certain common carrier regulations, and restored the regulatory framework that preceded the Open Internet Order. Because our products allow ISPs to identify network traffic and facilitate traffic management, the reinstatement of this traditional regulatory framework has not, to date, affected but may in the future affect ISP’s demand for certain of our products. The repeal of the Open Internet Order was upheld by a federal appeals court in October 2019, however, the repeal does not preclude state and local governments from enacting their own net neutrality rules and certain U.S. states have already implemented net neutrality protections. Therefore, the impact of the FCC’s repeal on the demand for our products is uncertain and difficult to assess at this time.

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

In addition, strict data privacy laws regulating the collection, transmission, storage and use of employee data and consumers’ personally-identifying information applicable to ISPs are evolving in the US, European Union and other jurisdictions in which we sell our products. For example, in the US, legislation has in recent years been proposed regarding restrictions on the use of geolocation information collected by mobile devices without consumer consent and California’s California Consumer Privacy Act, which grants expanded rights to access and delete personal information and opt out of certain personal information sharing, among other things, became effective on January 1, 2020. Similarly, the General Data Protection Regulation (“GDPR”), enforcement of which began on May 25, 2018, creates a range of new compliance obligations, increases financial penalties for non-compliance and extends the scope of the EU data protection law to all companies established in the EEA, and all companies established outside the EEA that either: (a) offer goods or services to individuals in the EEA; or (b) monitor the behavior of individuals in the EEA. The GDPR imposes a strict data protection compliance regime and includes enhanced rights for individuals. It applies to the collection, use, retention, security, processing, transfer and deletion of personally identifiable information of individuals, and creates a range of new compliance obligations. Implementation of, and compliance with, the GDPR has increased, and could continue to increase, our cost of doing business. In addition, the GDPR may be interpreted or applied in a manner that is unforeseen by, or adverse to, us. Violations of the GDPR may result in significant fines (up to four percent of worldwide annual turnover or EUR 20.0 million, whichever is greater) and reputational harm. Such regulations may increase our compliance and administrative burden significantly and may require us to invest resources and management attention in order to update our IT systems to meet the new requirements.

The GDPR and other privacy and data protection laws may be interpreted and applied differently from country to country and may create inconsistent or conflicting requirements. Such regulations increase our customers’ compliance and administrative burden significantly and may require us to adapt certain of our products, as well as our support and maintenance services, if necessary, to different requirements in EEA Member States, as well as in the US, in order to allow our customers in such jurisdictions, to comply with such regulations. There is also no assurance that we will be able to adapt our products and/or our support and maintenance services sufficiently in order to allow our customers in various jurisdictions to comply with such regulatory requirements in each jurisdiction.

As data protection and privacy-related laws and regulations continue to evolve, these changes may result in increased regulatory and public scrutiny, escalating levels of enforcement and sanctions and increased costs of compliance. Therefore, we may be required to modify the features and functionalities of certain of our products, in a manner that is less attractive to customers. Such adjustments of our products, if required, may require extensive financial investments and may take long periods of time, leading to delay in sales cycles, deployment of our products and recognition of related revenues. Furthermore we may be required to adjust the geographical and operational structure of our Customer Success department, if required, and this may entail extensive financial investments in providing support and maintenance services.

Risks Related to Our Intellectual Property and Proprietary Information

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

We also aim to protect our intellectual property with patent protection. As of December 31, 2020 we had a patent portfolio consisting of 21 patents, out of which 12 already registered in the U.S. and 9 pending applications in the U.S. Despite the patents and other methods we seek to protect our intellectual property, there can be no assurance that:

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

Our IT systems contain personal, financial and other information that is entrusted to us by our customers and employees as well as financial, proprietary and other confidential information related to our business, and we rely on said systems to manage our business, operations and research and development. If these IT systems are compromised as a result of cyber-attacks or cyber-related incidents, it could result in the loss or misappropriation of sensitive data or other disruption to our operations. Although we have a cybersecurity program designed to protect and preserve the integrity of our information technology systems, we have experienced and expect to continue to experience cyber-attacks of our IT systems or networks (such as limited phishing, ransomware and malware activities identified by us in the past, which were mitigated). Although none of these cyber-attacks nor breaches that have been of a minor nature, has had a material effect on our operations or financial condition, due to our security measures and awareness, we cannot guarantee that any such incidents would not materially harm our business in the future.

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

•

effect of COVID-19 and containment efforts on global markets; or

•

market conditions in our industry, the industries of our customers and the economy as a whole.

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

As a foreign private issuer, we are permitted under Nasdaq Rule 5615(a)(3) to follow Israeli corporate governance practices instead of the Nasdaq Stock Market requirements that apply to U.S. companies. As a condition to following Israeli corporate governance practices, we must disclose which requirements we are not following and describe the equivalent Israeli law requirement. We must also provide Nasdaq with a letter from our Israeli outside counsel, certifying that our corporate governance practices are not prohibited by Israeli law. As a result of these exemptions, our shareholders do not have the same protections as are afforded to shareholders of a U.S. company. We currently follow Israeli home country practices with regard to the quorum requirement for shareholder meetings and shareholder approval of equity compensation plans requirements. As permitted under the Israeli Companies Law, 5759-1999, or the Companies Law, our articles of association provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person or by proxy who hold at least 25% of the voting power of our shares instead of 33 1/3% of our issued share capital (as prescribed by Nasdaq’s rules). We do not seek shareholder approval for equity compensation plans in accordance with the requirements of the Companies Law, which does not fully reflect the requirements of Rule 5635(c).

In the future, we may also choose to follow Israeli corporate governance practices instead of Nasdaq requirements with regard to, among other things, the composition of our board of directors, compensation of officers, director nomination procedures and quorum requirements at shareholders’ meetings. In addition, we may choose to follow Israeli corporate governance practice instead of Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as for issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a US company listed on the Nasdaq Global Select Market, may provide less protection than is accorded to investors of domestic issuers. [See “ITEM 16G: Corporate Governance”.]

As a foreign private issuer, we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as US domestic companies whose securities are registered under the Exchange Act. We are permitted to disclose limited compensation information for our executive officers on an individual basis and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. These exemptions and leniencies reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a US domestic issuer.

We would lose our foreign private issuer status if (a) a majority of our outstanding voting securities were either directly or indirectly owned of record by residents of the United States and (b)(i) a majority of our executive officers or directors were United States citizens or residents, (ii) more than 50% of our assets were located in the United States or (iii) our business were administered principally in the United States. Our loss of foreign private issuer status would make US regulatory provisions mandatory. The regulatory and compliance costs to us under US securities laws as a US domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on US domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow US proxy disclosure requirements, including the requirement to disclose, under US law, more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with accepted governance practices associated with US domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain Nasdaq corporate governance requirements that are available to foreign private issuers.

Certain US holders of our ordinary shares may suffer adverse tax consequences if we or any of our non-US subsidiaries are characterized as a “controlled foreign corporation”, or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

A non-US corporation is considered a CFC if more than 50% of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation, is owned, or is considered as owned by applying certain constructive ownership rules, including certain downward attribution rules by United States shareholders who each own stock representing 10% or more of the vote or 10% or more of the value on any day during the taxable year of such non-US corporation (“10% U.S. Shareholder”). Because our group includes one or more US subsidiaries, certain of our non-U.S. subsidiaries could be treated as CFCs (regardless of whether or not we are treated as a CFC). Generally, 10% US Shareholders of a CFC are required to report annually and include currently in its U.S. taxable income such 10% U.S. Shareholder’s pro rata share of the CFC’s “Subpart F income”, “global intangible low-taxed income”, and investments in US property by CFCs, regardless of whether we make an actual distribution to such shareholders. “Subpart F income” includes, among other things, certain passive income (such as income from dividends, interests, royalties, rents and annuities or gain from the sale of property that produces such types of income) and certain sales and services income arising in connection with transactions between the CFC and a person related to the CFC.

Any individual that is a US Shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a 10% US Shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a 10% US Shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a CFC or whether any investor is treated as a 10% US Shareholder with respect to any such CFC or furnish to any 10% United States shareholders information that may be necessary to comply with the aforementioned reporting and tax payment obligations. A United States investor should consult its tax advisors regarding the potential application of these rules to an investment in our ordinary shares.

Risks Relating to our Location in Israel

Conditions in Israel could adversely affect our business.

We are incorporated under Israeli law and our principal offices, research and development division and manufacturing facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and continued with varying levels of severity into 2020. In recent years, these have included, among others, hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel, causing casualties and significant disruption of economic activities. Outside of periods of armed conflict, Israel has also historically experienced terrorist activity and unrest, including for instance, recent unrest due to the United States’ announcement to relocate its embassy from Tel Aviv to Jerusalem. Any armed conflicts, terrorist activities or political instability in the region may affect a significant portion of our work force, which is located in Israel, and may limit materially our ability to obtain raw materials from affected countries or sell our products to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development and manufacturing, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us. Specifically, such hostilities as described above, can adversely impact our ability to import products components or assemble, test, package or supply our products in accordance with the terms of customer orders and accordingly impair our revenues.

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

As of December 31, 2020, we employed 676 people, of whom 333 were based in Israel. Some of our employees in Israel are obligated to perform annual military reserve duty in the Israel Defense Forces, depending on their age and position in the army. Additionally, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. Our operations could be disrupted by the absence of one or more of our executive officers or key employees for a significant period due to military service and any significant disruption in our operations could harm our business. The full impact on our workforce or business if some of our executive officers and employees are called upon to perform military service, especially in times of national emergency, is difficult to predict. Additionally, the absence of a significant number of employees at our manufacturing subcontractor, Flex, as a result of military service obligations may disrupt their operations and could have a material adverse effect on our ability to timely deliver products to customers may be materially adversely affected.

The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

Our investment program in equipment at our facility in Hod-Hasharon, Israel, has been granted approved enterprise status and we are therefore eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investments Law. We also have been granted benefited enterprise status, in prior years. Beginning in 2021 and onward, the benefited enterprise status is no longer applicable to us. We expect to be able to utilize the approved enterprise tax benefits after we utilize our net operating loss carry forwards As of December 31, 2020, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $82.1 million. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investments Law and its regulations and the criteria set forth in the specific certificate of approval. If we do not meet these requirements, the tax benefits would be canceled and we could be required to refund any tax benefits and investment grants that we received in the past. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are cancelled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate in Israel since the 2018 tax year is 23%.

Effective January 1, 2011, the Investments Law was amended (the “2011 Amendment”) to revise the criteria for receiving tax benefits. Under the transition provisions of the 2011 Amendment, a company may decide to irrevocably implement the 2011 Amendment while waiving benefits provided under the Investments Law’s prior benefits programs or to remain subject to the Investments Law’s prior benefits programs. We have opted not to apply the benefits under the 2011 Amendment, however, in the future, we may not be eligible to receive additional tax benefits as were made available under the Investments Law prior to the 2011 Amendment. The termination or reduction of these tax benefits would increase our tax liability, which would reduce our profits. Finally, in the event of a distribution of a dividend from the abovementioned tax-exempt income, we would also be subject to income tax on the amount distributed in accordance with the effective corporate tax rate which would have been applied had we not enjoyed the exemption. [See “ITEM 10: Additional Information—Taxation—Israeli Tax Considerations and Government Programs.”]

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

We have received grants from the Israel Innovation Authority (formerly known as the Office of the Chief Scientist of the Ministry of Economy) for the financing of a portion of our research and development expenditures in Israel, pursuant to the provisions of The Encouragement of Research, Development and Innovation in Industry Law, 1984, referred to as the Research and Development Law. In the future we may not receive grants or we may receive significantly smaller grants from the Israel Innovation Authority, and our failure to receive grants in the future could adversely affect our profitability. In 2019 and 2020 we received and accrued non-royalty-bearing grants totaling $0.4 million and $0.3 million, respectively, from the Israel Innovation Authority, representing 1.2% and 0.8%, respectively, of our gross research and development expenditures. In each of the years 2019 and 2020, we qualified to participate in one non-royalty-bearing research and development program, funded by the Israel Innovation Authority to develop generic technology relevant to the development of our products. Such programs are approved pursuant to special provisions of the Research and Development Law. In the past three years, we were eligible to receive grants constituting of up to 40% of certain research and development expenses relating to these programs. Although the grants under these programs are not required to be repaid by way of royalties, the restrictions of the Research and Development Law described below apply to these programs.

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

We are incorporated in Israel. The majority of our executive officers and directors are not residents of the U.S., and the majority of our assets and the assets of these persons are located outside the U.S. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

Provisions of Israeli law and our articles of association may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Our articles of association contain certain provisions that may delay or prevent a change of control, including a classified board of directors. In addition, Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could delay or prevent a change in control and may make it more difficult for third-parties to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay for our ordinary shares in the future. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders. [See “ITEM 10: Additional Information—Memorandum and Articles of Association—Acquisitions under Israeli Law” and “—Anti-Takeover Measures.”]

General Risk Factors

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

Our financial condition and results of operations may be harmed by political events and regulatory developments that could have a material adverse effect on global economic condition.

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

In the United Kingdom, following the vote to approve an exit from the E.U., commonly referred to as “Brexit,” the government officially separated from the E.U. on January 31, 2020. A transition period ended on December 31, 2020, during which the U.K. and the E.U. negotiated the terms of the U.K.’s relationship with the E.U. going forward. With the implementation of the E.U.-U.K. Trade and Cooperation Agreement beginning on January 1, 2021, it is still unclear how the deal will impact relationships within the U.K. and between the U.K. and other countries on many aspects of fiscal policy, cross-border trade and international relations. The Trade and Cooperation Agreement could potentially disrupt the free movement of goods, services and people between the U.K. and the E.U., undermine bilateral cooperation in key geographic areas and significantly disrupt trade between the U.K. and the E.U. or other nations as the U.K. pursues independent trade relations. Because this is an unprecedented event, it is unclear what long-term economic, financial, trade, tax and legal implications Brexit would have and how it would affect the regulation applicable to our business globally and in the region. The impact on us will depend, in part, on the outcome of tariff, trade, regulatory and other negotiations. Brexit could also lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which E.U. laws to replace or replicate. In addition, Brexit may lead other E.U. member countries to consider referendums regarding their European Union membership. Any of these developments, along with any political, economic and regulatory changes that may occur, could cause political and economic uncertainty in Europe and internationally and could materially adversely affect our sales in Europe.

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

Additionally, actions by national and international regulators and law enforcement agencies may result in changes to debt reference rates, including the United Kingdom’s Financial Conduct Authority’s announcement that it intends to phase out the London Interbank Offered Rate (“LIBOR”) by the end of 2021. While we do not have any long-term borrowings, it is difficult to predict the effect of potential alternatives to LIBOR on our business, including the liquidity of our customers, due to a lack of current consensus as to what rate or rates may become accepted alternatives to LIBOR. However, if LIBOR ceases to exist, there may be an adverse impact on the value of (or interest earned on) any LIBOR-based marketable securities, loans and derivatives.

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

Our website address is www.allot.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely for informational purposes. Our SEC filings are available to you on the SEC’s website at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report and is not incorporated by reference herein.

B. Business Overview

Overview

We are a provider of leading innovative network intelligence and security solutions for mobile and fixed service providers as well as enterprises worldwide. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security including mobile security, distributed denial of service (DDoS) protection, IoT security, and more.

Allot’s multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1000 enterprises. Our industry-leading network-based security as a service solution has achieved over 50% penetration with some service providers and is already used by over 20 million subscribers globally.

We have a global and diverse customer base composed of mobile and fixed broadband service providers, cable operators, satellite service providers, private networks, data centers, governments, and enterprises such as financial and educational institutions. We have a strong backlog which represent customers’ orders for products and/or services, not yet recognized as revenues. Backlog is subject to delivery delays or program cancellations, which are beyond our control. With over 20 years of experience empowering service providers and enterprises to get more out of their networks and to manage them better, we enable network operators as well as enterprises, to clearly see and understand their networks from within, to optimize, innovate and capitalize on every opportunity, to learn about users and network behaviors, to improve quality of service and reduce costs, and to detect security breaches to protect their own networks and their users from attacks, all while increasing value to customers and deploying new services faster.

Through our combination of innovative technology, proven know-how and collaborative approach to industry standards and partnerships, we deliver solutions that equip service providers with the capabilities to elevate their role as premier digital services providers and to expand into new business opportunities. We offer our customers market leading, proprietary technologies that are powerful, diverse and scalable. In addition, we have developed significant industry know-how and expertise through our experience in designing and implementing use cases with our large customer base.

The Company delivers a unified security service for consumers mass market and SMB at home, at work and on the go, with the Allot Secure product family. Our ASM (Allot Security Management) product, is the only platform that unifies security services for mobile, fixed and 5G converged networks.

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

Rising Network Operational Costs Due to the Rapid Adoption of Broadband Applications

Advances in broadband access (such as the introduction of 4G and 5G mobile networks and FTTH (Fiber To The Home) technology)) combined with the advanced data capabilities of end-user devices (such as smartphones and tablets) have promoted a growing number of applications and content delivered over broadband networks. The vast majority of these applications run over-the-top of the network, which means they are not originated, controlled or charged by the network operator. The use of OTT applications, such as streaming video services, messaging applications, peer-to-peer (P2P), Voice over IP (VoIP), social networks, interactive gaming and online content, requires large and increasing amounts of bandwidth. Moreover, many of these applications are highly sensitive to network delays caused by congestion. In response to these challenges, service providers have been forced to invest heavily in network infrastructure upgrades and customer support services in order to maintain the quality of experience for subscribers.

Rising Data Traffic in Mobile Networks

The mobile data market continues to grow rapidly, fueled by the proliferation of smartphones and tablets, mobile-enabled laptops that use mobile modems or tethered smartphones to connect to the Internet. Recent rise in the popularity of streaming video services, such as Netflix, Amazon Prime, Disney+ and more, is at the core of the continuous traffic increase.

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

It is becoming increasingly apparent that unmanaged 4G and 5G will not be able to cope with the rising tide of data traffic and the requirement for continuous low-latency transmission, without implementing intelligent bandwidth management solutions. Moreover, network providers may need to develop new pricing models if they are not able to monetize the OTT traffic carried by their networks.

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

Network Security Threats

As reliance on the Internet has grown, service provider and enterprise networks have become increasingly vulnerable to a wide range of security threats, including DDoS attacks, spambots malware and other threats. These attacks are designed to flood the network with traffic that consumes all the available bandwidth and hinder the ability to provide high quality broadband access to subscribers or to prevent enterprises from using mission-critical applications. These threats also compromise network and data integrity. We believe service providers and enterprises must protect against such attacks by detecting and neutralizing malicious traffic at very early stages before such threats can compromise network integrity and services.

End-User Security Threats

Broadband devices, especially mobile devices, are increasingly vulnerable to online threats such as malware, ransomware and phishing. Since most broadband users have limited cyber-security expertise, they become easy targets for cybercriminals. Mobile device users are even more exposed since the threat awareness is lower than that of personal devices users. There are several options to safeguard broadband users on-the-go. We believe service providers must protect their subscribers by providing security-as-a-service so that individual and business customers are always protected seamlessly from the network security threats. In recent year we see a growing demand from large and mid-size operators to offer such security services to their customers – both consumers and small businesses. The technological solutions used have evolved to a cloud-managed solution with multiple coordinated enforcement points, including the network core, the CPE deployed in the subscriber’s home/office, and the end devices. This variety enables the the telecommunication operators’ customers to choose between several levels of security defense and initialize the service in the level most suitable to their budget and ability to invest in marketing it.

Enterprise Demand for Visibility and Delivery of Mission-Critical Applications and Services in the Cloud

The proliferation of network applications, bring your own device and cloud computing present significant challenges for enterprises that operate data centers, wide-area networks, virtual private networks (VPN) and Internet connectivity for organizations of all sizes. Enterprises depend on network infrastructure to ensure the delivery of business-critical applications to an increasingly mobile and often global workforce, and as such, face many of the same issues as service providers. At the same time, Internet access has introduced a wide variety of recreational and non-business applications to enterprise networks, resulting in network congestion and negatively impacting employee productivity. As a result, there is an increasing need for enterprises to be able to monitor and control the traffic on their business networks. The same holds in the more modern world of SD-WAN and SASE, especially at large enterprises with global presence.

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

Integrated Network Intelligence Solutions

Our integrated network intelligence solutions, together, called AllotSmart, provide network visibility and control allowing mobile, fixed and enterprise operators to elevate their role in the digital lifestyle ecosystem and expand into new business opportunities. AllotSmart enables our customers to increase revenues by monetizing network usage through value-added products and services, value-based charging, reduce costs by optimizing the delivery and performance of over-the-top (OTT) content and cloud computing services and improve customer loyalty by personalizing operator offerings with various choices of service tiers and digital lifestyle options.

AllotSmart includes the following solutions:

•

Analytics solutions deliver accurate and meaningful network business intelligence to drive capacity planning, congestion management, service planning, regulatory compliance and marketing decisions.

•

Traffic Management solutions prioritize critical network traffic, control congestion and optimize service delivery. Dynamic QoE enforcement enables effective traffic management strategies that minimize infrastructure and operating costs.

•

Policy Control and Charging solutions drive personalized service plans and pay-for-use pricing models based on real-time consumption of bandwidth and OTT applications. We provide a single point of integration with provisioning and pricing systems.

•

Digital Enforcements solutions (based on the AllotSmart product family) enable telecommunication providers to comply with a wide range of regulatory requirements aimed to assist governments with securing the public.

Allot’s Products (Our Platforms)

The Allot Service Gateway (Allot SG) platforms (including Allot SG-Tera, Allot SG9x000 and Allot SG-VE & CE) are based on leading technology and high performance, designed for in-line deployment in a wide range of networks. Allot Service Gateway platforms are designed for deployment both on traditional and virtualized network access infrastructure. Within each platform, our Dynamic Actionable Recognition Technology (DART) engine employs multiple deep packet inspection (DPI) and analytical methods to identify network traffic by subscriber, application, device and network topology. Our technology is able to identify more OTT applications than any other solution on the market with frequent and custom updates to our extensive signature library. These granular elements may be mapped directly into dynamic traffic management, charging and service enablement policies.

High-Performance Platforms

•

Allot Service Gateway is a series of products providing visibility, control and security of application and user traffic in cloud data centers and ISP networks. The platform provides a unified framework and single point of integration for traffic visibility and policy enforcement, charging, as well as pre-integrated services, including, web and cyber security, and web optimization, cyber threat protection, data sourcing, and network analytics.

The Allot SG family includes a server based solution (SG 9x000 family), a chassis based solution (SG-Tera) reaching tera of traffic monitoring, and a virtualized and containerized versions (SG VA & CA, respectively).

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

o

Allot NetworkSecure (previously WebSafe Personal): A multi-tenant solution that allows the service provider to offer opt-in security services that allow subscribers to define and enforce safe-browsing limits (Parental Control) and to prevent incoming malware from infecting their devices (Anti-Malware). Services are enforced at the network level, requiring no device involvement or battery consumption.

o

Allot HomeSecure: A multi-tenant solution that allows the service provider to offer opt-in security services that allow subscribers to define and enforce safe-browsing limits (Parental Control) and to prevent incoming malware from infecting their devices (Anti-Malware). Services are enforced at the home router & network level.

o

Allot DNSecure: A multi-tenant solution that allows the service provider to offer opt-in security services that allow subscribers to define and enforce safe-browsing limits (Parental Control) and to prevent incoming malware from infecting their devices (Anti-Malware). Services are enforced at the DNS requests level. Services are enforced at the network level, requiring no device involvement or battery consumption.

o

EndPoint Secure: A multi-tenant solution performing as an extension of NetworkSecure, for securing the subscribers’ devices while off the net, with a seamless customer protection, using market leading malware protection and controls.

o

ASM (Allot Secure Management): A platform that provides an end-to-end unified management of NetworkSecure, HomeSecure, Endpoint Secure, DNSecure, IoT etc. Offering On-Net and Off-Net coverage, the solution blends advanced threat detection technologies in network, CPE and at the endpoint with customer intelligence and comprehensive personalization capabilities to deliver a scalable platform that simplifies security service activation, service awareness, operation and management.

o

Allot Content Protector: As part as our security solution, we may also offer an integrated carrier-class URL filtering service that blocks access to blacklisted and illegal content, enabling network operators to comply with regulatory requirements.

*The Allot SECaaS solutions are offered to the telecommunication operators (offering the Allot solutions as security services to their subscribers) on a revenue share business model, where both Allot and the operator share the revenue generated from the operator’s subscribers for the use of the Allot security services. The anticipated revenues from this revenue share model, is based on the penetration rate of the MAR (maximum annual revenue potential of concluded transactions), which is estimated by Allot upon the transaction signature and constitutes an approximation of the theoretical annual revenues Allot would receive if 100% of the operator’s subscribers, as estimated by Allot, signed up for the service.

•

Allot IoTSecure: A multi-tenant solution that enables CSP to grant each of its enterprise customers a dedicated management console for monitoring and securing their mobile IoT deployments on the CSP network.

•

Allot DDoS Secure: A solution that provides attack detection and mitigation services that protect commercial networks against inbound and outbound Denial of Service (DoS/DDoS) attacks, Zero Day attacks, worms, zombie and spambot behavior.

•

Allot SpamOut Protector: Prevents malicious spambots from compromising operators’ network service and includes an anti-spam filter which detects and blocks outbound spam and protects network and IP domain against being blacklisted as a spammer or a phishing security risk.

Centralized Management

The Allot NetXplorer is the management umbrella for our devices, platforms and solutions, providing a central access point for network-wide monitoring, reporting, analytics, troubleshooting, accounting and Quality of Service policy provisioning. Its user-friendly interface provides our customers with a comprehensive overview of the application, user, device and network topology traffic, while its wide variety of reports provide accessible, detailed analyses of granular traffic data.

Customers

We have a global, diversified customer base consisting primarily of mobile and fixed service providers, cable operators, private networks, data centers, governments and enterprises. We derive a significant and growing portion of our revenue from direct sales to large mobile and fixed-line service providers. We generate the remainder of our revenue through a select and well-developed network of channel partners, generally consisting of distributors, resellers, OEMs and system integrators. We also endeavor to increase our sales to enterprises and have adapted the structure of our sales organization to this end. In 2020, we derived 70% of our revenues from Europe, 6% from the Americas, 17% from Asia and Oceania and 7% from the Middle East and Africa. A breakdown of total revenues by geographic location for 2018, 2019 and 2020 is set forth in the following table.

	Revenues by Location
	2020	% Revenues	2019	% Revenues	2018	% Revenues
	($ in thousands)
Revenues:
Europe	$94,644	70%	$36,199	33%	$45,730	48%
Asia and Oceania	23,519	17%	42,994	39%	22,018	23%
Middle East and Africa	9,628	7%	14,331	13%	13,726	14%
Americas	8,131	6%	16,576	15%	14,363	15%
Total Revenues	$135,922	100%	$110,100	100%	$95,837	100%

In September 2019, we entered into an agreement to provide AllotSmart products to an existing customer in the EMEA region. The sale was being effected through a system integrator that provided our equipment and services along with additional products and services to the end customer. We recognized the majority of the revenues related to this agreement in 2020, with additional ongoing revenues related to the ongoing maintenance component of the agreement to be recognized over several years, in each case, subject to customary delivery and acceptance terms. The margins are similar to our average margins and the products and services we have provided are our standard products and services, including our AllotSmart products and services as well as our standard maintenance and support services for these products. The agreement was for the performance and implementation of a specific project and does not contain any renewal provisions.

Channel Partners

We market and sell our products to end-customers both by direct sales and through channel partners, which include distributors, resellers, OEMs and system integrators. A significant portion of our sales occur through our channel partners. In 2020, approximately 29% of our revenues were derived from channel partners. In some cases, our channel partners are also responsible for installing and providing initial customer support for our products, with our continuous technical assistance. In the majority of the cases, the partners are responsible for the initial customer support (Tier 1 support), while we act as the escalation level. Our channel partners are located around the world and address most major markets. Our channel partners target a range of end-users, including carriers, alternative carriers, cable operators, private networks, data centers and enterprises in a wide range of industries, including government, financial institutions and education. Our agreements with channel partners that are distributors or resellers are generally non-exclusive, for an initial term of one year and automatically renew for successive one-year terms unless terminated. After the first year, such agreements may typically be terminated by either party upon ninety days prior notice.

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

We have organized our worldwide sales efforts into the following regions: North America, South America, Europe, the Middle East and Africa; and Asia and Oceania. We have regional offices in Spain, Italy, France, Singapore, India, Japan, Colombia, the U.S. and Israel. As of December 31, 2020, our sales and marketing staff, including product management and business development functions, consisted of 145 employees.

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

We also offer particular professional services, such as, network audit, solution design, project management, business intelligence reports, customer project documentation, integration services, interoperability testing and training.

The expenditures associated with the technical support staff are allocated in our statements of comprehensive loss between sale and marketing expenses and cost of goods sold, based on the roles of and tasks performed by personnel.

As of December 31, 2020, our technical staff consisted of 169 employees, including 68 technical support persons, 89 deployment and professional services engineers, eight documentation and training persons, and four employees related to operations.

Research and Development

Our research and development activities take place primarily in Israel. We also have research and development activities in Spain, Mexico and India. As of late 2018, we have also been using a subcontractor in Belarus to source R&D engineers. In addition, as of 2020 we have been using a subcontractor in Ukraine. We devote a significant amount of our resources towards research and development in order to introduce new products and continuously enhance existing products and to support our growth strategy. We have assembled a core team of experienced engineers, many of whom are leaders in their particular field or discipline and have technical degrees from top universities and have experience working for leading Israeli or international networking companies. These engineers are involved in advancing our core technologies, as well as in applying these core technologies to our product development activities. In previous years, our research and development efforts have benefited from royalty-bearing grants from the Israel Innovation Authority. As of December, 31 2020, there are no outstanding royalties due from us to the Israel Innovation Authority. In 2020, we benefited from additional grants from the Israel Innovation Authority; however, these grants do not bear royalties. Under the terms of those grants we are required to perform our manufacturing activities within the state of Israel, as a condition to maintaining these benefits. The State of Israel does not own any proprietary rights in technology developed with the Innovation Authority funding and there is no restriction related to the Israel Innovation Authority on the export of products manufactured using technology developed with the Israel Innovation Authority funding (other limitations on export apply under applicable law). For a description of restrictions on the transfer of the technology and with respect to manufacturing rights, please see “ITEM 3: Key Information—Risk Factors—The government grants we have received for research and development expenditures require us to satisfy specified conditions and restrict our ability to manufacture products and transfer technologies outside of Israel. If we fail to comply with these conditions or such restrictions, we may be required to refund grants previously received together with interest and penalties and may be subject to criminal charges.”

Manufacturing

We subcontract the manufacture and repair of the hardware components of our Service Gateway Tera platform to Flex (Israel) Ltd., which manufactures these components in accordance with our design. This strategy enables us to reduce our fixed costs, focus on our core research and development competencies and provide flexibility in meeting market demand. Flex (Israel) Ltd. is contractually obligated to provide us with manufacturing services based on agreed specifications, including manufacturing, assembling, testing, packaging and procuring the raw materials for our devices. We are not required to provide any minimum orders. Our agreement with Flex (Israel) Ltd. is automatically renewed annually for additional one-year terms. Flex (Israel) Ltd. may terminate our agreement with them at any time during the term upon prior notice. We retain the right to procure independently any of the components used in our products. Flex (Israel) Ltd. has affiliates outside of Israel, to which it can, with the prior consent of the Israel Innovation Authority, transfer manufacturing of our products if necessary, in which event we may be required to pay increased royalties to the Israel Innovation Authority.

We subcontract the integration of our security software products with off-the-shelf hardware platforms provided by Lenovo and Hewlett Packard Enterprise (HPE). Based on verbal understandings, Arrow ocs (Israel) performs the integration of the software product with HPE servers, while Malam-Team (Israel) performs the integration of such software with Lenovo Servers. Such hardware components are manufactured in accordance with the design of our products.

We design and develop internally a number of the key components for our products, including printed circuit boards. Some of the hardware components of our products are obtained from single or limited sources. Since our products have been designed to incorporate these specific components, any change in these components due to an interruption in supply or our inability to obtain such components on a timely basis may require engineering changes to our products before we could incorporate substitute components. We also purchase off–the-shelf hardware components from single or limited sources for our security and Traffic Management products. We carry approximately three to six months of inventory of key components. We also work closely with our suppliers to monitor the end-of-life of the product cycle for integral components, and believe that in the event that they announce end of life, we will be able to increase our inventory to allow enough time for replacing such components. The agreements with our suppliers do not contain any minimum purchase or supply commitments. Product testing and quality assurance is performed by our contract manufacturer using tests and automated testing equipment and according to controlled test documentation we specify. We also use inspection testing and statistical process controls to assure the quality and reliability of our products.

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

Our security product offerings face significant competition from companies that directly approach end customers and offer them security applications to be installed on their devices; companies that approach the business enterprise sector through distribution channels and offer cloud security products; and companies that offer security products bundled with other products. By offering our security products to operators that provide security services to both small and medium size business and individual end customers, we aim to expand the reach of our products.

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

The communications equipment industry is characterized by constant product changes resulting from new technological developments, performance improvements and lower hardware costs. We believe that our future growth depends to a large extent on our ability to be an innovator in the development and application of hardware and software technology. As we develop the next generation products, we initiated and continuously pursue patent protection for our core technologies in the telecommunications market. We have and plan to continue to seek patent protection in our largest markets and our competitors’ markets, for example in the United States and Europe. As we continue to spread our business into additional markets, such as Japan and Australia, we will evaluate how best to protect our technologies in those markets. We intend to vigorously prosecute and defend the rights of our intellectual property.

As of December 31, 2020, we had 12 issued U.S. patents and 9 pending patent applications in the U.S. We expect to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

Government Regulation

Due to the industry and geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations, and several government agencies in the United States, the E.U. and other countries regulate various aspects of our business. See the following risk factors in “ITEM 3. Key Information—D. Risk Factors” for more information on regulation material to our business, financial condition and results of operations:

•

Legal, Regulatory and Compliance Risks—Demand for our products may be impacted by government regulation of the telecommunications industry.

•

Legal, Regulatory and Compliance Risks—We are subject to certain regulatory regimes that may affect the way that we conduct business internationally, and our failure to comply with applicable laws and regulations could materially adversely affect our reputation and result in penalties and increased costs.

•

General Risks—Our business may be materially affected by changes to fiscal and tax policies. Potentially negative or unexpected tax consequences of these policies, or the uncertainty surrounding their potential effects, could adversely affect our results of operations and share price.

•

Risks Related to our Ordinary Shares—Our shareholders do not have the same protections afforded to shareholders of a U.S. company because we have elected to use certain exemptions available to foreign private issuers from certain Nasdaq corporate governance requirements.

•

Risks Related to our Ordinary Shares—As a foreign private issuer, we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports.

•

Risks Related to our Ordinary Shares—Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

•

Risks Related to our Ordinary Shares—Certain U.S. holders of our ordinary shares may suffer adverse tax consequences if we or any of our non-U.S. subsidiaries are characterized as a “controlled foreign corporation,” or a CFC, under Section 957(a) of the Code.

•

Risks Related to our Ordinary Shares—The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

•

Risks Related to our Ordinary Shares—The government grants we have received for research and development expenditures require us to satisfy specified conditions and restrict our ability to manufacture products and transfer technologies outside of Israel. If we fail to comply with these conditions or such restrictions, we may be required to refund grants previously received together with interest and penalties and may be subject to criminal charges.

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

Internal Cybersecurity

As a provider of innovative network intelligence and security solutions for mobile and fixed service providers, we are particularly sensitive about the possibility of cyber-attacks and data theft. A breach of our system could provide data information about us and the customers that our solutions protect. Further, we may be targeted by cyber-terrorists because we are an Israeli company. We are also aware of the material impact that an actual or perceived breach of our network may have on the market perception of our products and services and on our potential liability. In 2020 we have experienced cyber-attacks and breaches, that have been of a minor nature, with no material impacted our ongoing operations.

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

C. Organizational Structure

As of December 31, 2020, we held directly and indirectly the percentage indicated of the outstanding capital stock of the following subsidiaries:

Company	Jurisdiction of Incorporation	[Percentage Ownership]
Allot Communications Inc.	United States	100%
Allot Communications Europe SARL	France	100%
Allot Communications (Asia Pacific) Pte. Limited	Singapore	100%
Allot Communications (UK) Limited (with branches in Spain, Italy and Germany)	United Kingdom	100%
Allot Communications Japan K.K.	Japan	100%
Allot Communications (Hong Kong) Ltd	Hong Kong	100%
Allot Communications Africa (PTY) Ltd	South Africa	100%
Allot Communications India Private Ltd	India	100%
Allot Communications Spain, S.L. Sociedad Unipersonal	Spain	100%
Allot Communications (Colombia) S.A.S	Colombia	100%
Allot MexSub	Mexico	100%
Allot Turkey Komunikasion Hizmeleri limited	Turkey	100%
Allot Australia (PTY) LTD	Australia	100%

* Allot Ltd also holds a branch in Colombia.

D. Property, Plant and Equipment

Our principal administrative and research and development activities are located in our approximately 65,412 square foot (6,077 square meter) facilities in Hod-Hasharon, Israel. The leases for our facilities vary in dates and terms, with the main facility’s non-stabilized lease expiring in March 2022.

We also lease a total of 11,248 square feet (1,045 square meter) in two facilities in Spain, mainly for our sales and research and development operations in Spain, pursuant to lease agreements. The lease agreement of our main site in Spain was renewed for one year in 2021 and may be renewed for additional terms by mutual consent.

ITEM 4A: Unresolved Staff Comments

Not applicable.

ITEM 5: Operating and Financial Review and Prospects

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2020 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “ITEM 3.D: Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

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

In 2020, the primary drivers of our revenues were the mobile and fixed markets.

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

Impacts from COVID-19

The global spread of COVID-19 began to accelerate late in March of 2020 and has since continued to spread and adversely affect workforces, economies, and financial markets globally, leading to an economic downturn and continued economic uncertainty. The extensive impact of the pandemic caused by COVID-19 has resulted and will likely continue to result in significant disruptions to the global economy and businesses and capital markets around the world, including the locations where we operate. In an effort to halt the outbreak of COVID-19, a number of countries, states, counties and other jurisdictions have imposed various measures, such as, for example, voluntary and mandatory quarantines, stay-at-home orders, travel restrictions, limitations on gatherings of people, reduced operations and extended closures of businesses.

As part of our response to COVID-19, we transitioned our employees to remote working arrangements and temporarily closed or otherwise implemented hybrid remote-work with limited onsite presence in our offices all around the world. Since the acceleration of the spread of COVID-19, we have not experienced any major cost reduction initiatives, decrease in revenue, nor inability of customers to make scheduled payments.

The increasing number of stay-at-home orders has caused a multitude of businesses to transition to work-from-home business arrangements, where possible. As more companies around the world have shifted to such arrangements, and thus have a greater number of employees working remotely, networks, data stores and infrastructure through virtual private networks (VPNs) have become susceptible to cyber-threats and ransomware attacks. In addition, there has been an overall increase in the volume of network traffic and increased usage of applications, particularly streaming video services. As a result, we believe that the impact of COVID-19 on the way organizations operate and its long-lasting effects has increased our long-term opportunity to provide our customers with products and solutions to improve their businesses as they adapt to changing technology and work-from-home arrangements, and particularly protect customers’ devices and data connected to their networks, as well as detect and mitigate threats to those networks.

We believe these patterns will likely continue for the foreseeable future or until efforts to contain the virus are successful, and we strive to be well positioned to maximize our selling opportunities, as our customers seek increased data protection, security measures and other solutions that our products and services already provide. In addition, because remote working conditions create an increase in network traffic as well as optimal conditions for cyber- and ransomware attacks, we believe that our solutions, both from the Security product and Smart product families can serve to protect telecommunication consumers as well as serve to protect networks and transmitted data from attackers.

The extent to which COVID-19 impacts our business going forward will depend on numerous evolving factors that we cannot reliably predict, including the duration and scope of the pandemic; efficiency of available vaccines and the availability of such vaccines to the worldwide population; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. The uncertainty surrounding the containment of COVID-19 could affect management’s accounting estimates and assumptions. For a discussion of certain risks associated with COVID-19, please see “ITEM 1A: Risk Factors.”

Key measures of our performance

Revenues

We generate revenues from two sources: (1) sales of our network traffic management systems and our network management application solutions and platforms, security solution to telecom providers and (2) maintenance and support services and professional services, including installation and training. We generally provide maintenance and support services pursuant to a one- to various years’ maintenance and support program, which may be purchased by customers at the time of product purchase or on a renewal basis.

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

Geographical breakdown. See “—Operating Results—Results of Operations—Revenues.” for the geographic breakdown of our revenues by percentage for the years ended December 31, 2019 and 2020.

Cost of revenues and gross margins

Our products’ cost of revenues consists primarily of costs of materials, manufacturing services and overhead, warehousing and product testing. Our services’ cost of revenues consists primarily of salaries and related personnel costs for our customer success staff. In 2020, our gross margin increased compared to 2019, mainly due to an increase in revenue. In 2019, our gross margin increased compared to 2018, mainly due to increase in revenues while the gross margin rate remains similar to last year.

We believe that measuring our products’ cost of revenues and gross margins is helpful to understand our financial statements and results of operations because it enables the investors to evaluate the company’s effectiveness in its operations. In addition, our management team uses these metrics to monitor the company’s performance .

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

General and administrative. Our general and administrative expenses consist of salaries and related personnel costs, rental expenses, costs for professional services, credit loss expenses and depreciation. General and administrative expenses also include costs associated with corporate governance, VAT and other tax expenses and regulatory compliance, compliance with the rules implemented by the SEC, Nasdaq and the Tel-Aviv Stock Exchange (“TASE”) and premiums for our director and officer liability insurance.

Approved Enterprise

Our facilities in Hod-Hasharon, Israel have been granted Approved Enterprise status under the Encouragement of Capital Investments Law, 1959, and enjoy certain tax benefits under this program. We intend to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2020, our net operating loss carry forwards for Israeli tax purposes totaled approximately $82.1 million, which includes losses related to our acquisition of Oversi. As a result of our acquisition of Oversi, through 2019 we could offset operating losses in Israel, which were generated prior to the Oversi acquisition, against taxable income annually with a limitation of up to 14% of the total accumulated loss but no more than 50% of our taxable income. Income derived from other sources, other than through our “Approved Enterprise” status, during the benefit period will be subject to the regular corporate tax rate.

Government Grants

Our research and development efforts have been financed, in part, through grants from the Israel Innovation Authority under our approved plans in accordance with the Research and Development Law. In 2019 and 2020 we received grants from the Israel Innovation Authority through non-royalty bearing programs.

Factors Affecting Our Performance

Our business, financial position and results of operations, as well as the period-to-period comparability of our financial results, are significantly affected by a number of factors, some of which are beyond our control, including:

Customer concentration. The revenues derived from our largest two customers (different each year), in each of the past three years, were 54% of our total revenues in 2020 and 27% of our total revenues in 2019. While we have some visibility into the likely scope of the customers’ projects, our relationships are conducted solely on a purchase order basis and we do not have any commitment for future purchase orders from these customers. The loss of any of such third parties could harm our results of operations and financial condition.

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

Cost of revenues and cost reductions. Our cost of revenues as a percentage of total revenues was 30.7% for 2019 and 29.5% for 2020. Our products use off-the-shelf components and typically the prices of such components decline over time. However, the introduction and sale of new or enhanced products and services may result in an increase in our cost of revenues. We make a continuous effort to identify cheaper components of comparable performance and quality. We also seek improvements in engineering and manufacturing efficiency to reduce costs. Our products incorporate features that are purchased from third parties. In addition, new products usually have higher costs during the initial introduction period. We generally expect such costs to decline as the product matures and sales volume increases. The introduction of new products may also involve a significant decrease in demand for older products. Such a decrease may result in a devaluation or write-off of such older products and their respective components. The growth of our customer base is usually coupled with increased service revenues primarily resulting from increased maintenance and support. In addition, the growth of our installed base with large service providers may result in increased demand for professional services, such as training and installation services. An increase in demand for such services may require us to hire additional personnel and incur other expenditures. However, these additional expenses, handled efficiently, may be utilized to further support the growth of our customer base and increase service revenues. In 2019 our cost of revenues increased due to an increase in revenues while we kept fixed elements of cost of revenues on a similar level. In 2020 our cost of revenues increased due to increase in revenues.

Currency exposure. A majority of our revenues in previous years and a substantial portion of our expenses are denominated in the U.S. dollar. However, a significant portion of our revenues is incurred in currencies other than the U.S. dollar, for example in Euros. In addition, a significant portion of our expenses, associated with our global operations, including personnel and facilities-related expenses, are incurred in currencies other than the U.S. dollar; this is the case primarily in Israel and to a lesser extent in other countries in Europe, Asia, Africa and Latin America. Consequently, a decrease in the value of the U.S. dollar relative to local currencies will increase the dollar cost of our operations in these countries. A relative decrease in the value of the U.S. dollar would be partially offset to the extent that we generate revenues in such currencies. In order to partially mitigate this exposure, we have decided in the past and may decide from time to time in the future to enter into hedging transactions. We may discontinue hedging activities at any time. As such decisions involve substantial judgment and assessments primarily regarding future trends in foreign exchange markets, which are very volatile, as well as our future level and timing of cash flows of these currencies, we cannot provide any assurance that such hedging transactions will not affect our results of operations when they are realized. See Note [5] to our consolidated financial statements included elsewhere in this annual report for further information. Also see “ITEM 11: Quantitative and Qualitative Disclosure About Market Risk.”

Interest rate exposure. We have a significant amount of cash that is currently invested primarily in interest bearing vehicles, such as bank time deposits and available for sale marketable securities. These investments expose us to risks associated with interest rate fluctuations See “ITEM 11: Quantitative and Qualitative Disclosure About Market Risk.”

Impacts of COVID-19. The trajectory of the pandemic remains highly uncertain, and we cannot predict the impacts, trends and uncertainties resulting from the pandemic’s effect on global economic activity, the industry in which we operate, our sales, the availability and price of our component parts, and the extent to which our operations and our business may be materially and adversely affected. To date, COVID-19 has somewhat increased the sale cycle and has delayed the launch of already signed deals. For more information on the impacts to our business and industry as a result of COVID-19, please see “ITEM 5: Operating and Financial Review and Prospects—Impacts from COVID-19.”

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty and actual results may differ. Our significant accounting policies are more fully described in Note [2] to our consolidated financial statements included elsewhere in this annual report. Certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in our industry, information provided by our customers and information available from other outside sources, as appropriate. With respect to our policies on revenue recognition and warranty costs, our historical experience is based principally on our operations since we commenced selling our products in 1998. Our estimates are primarily guided by observing the following critical accounting policies:

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

Revenue recognition.

The Company generates revenues mainly from selling its products along with related maintenance and support services. At times, these arrangements may also include professional services, such as installation services or training. Some of the Company’s product sales are through resellers, distributors, OEMs and system integrators, all of whom are considered end-users. The Company also generates revenues from services, in which the Company provides network filtering and security services to its customers.

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

Some of the Company's contracts usually include combinations of products and services, that are capable of being distinct and accounted for as separate performance obligations.

The products are distinct as the customer can derive the economic benefit of it without any professional services, updates or technical support. The Company allocates the transaction price to each performance obligation based on its relative standalone selling price out of the total consideration of the contract. For support, the Company determines the standalone selling prices based on the price at which the Company separately sells a renewal support contract on a stand-alone basis. For professional services, the Company determines the standalone selling prices based on the price at which the Company separately sells those services on a stand-alone basis. If the standalone selling price is not observable, the Company estimates the standalone selling price by taking into account available information such as geographic or regional specific factors, internal costs, profit objectives, and internally approved pricing guidelines related to the performance obligation.

Product revenue is recognized at a point in time when the performance obligation is being satisfied. Maintenance and support related revenues are deferred and recognized on a straight-line basis over the term of the applicable maintenance and support agreement. Professional services are usually recognized at a point in time when the performance obligation is being satisfied.

The Company also enters into service contracts, in which the Company provide security as a service solution to operators, which the Company considers as its customers. The Company's security as a service solution are offered to operators on a Revenue Share business model, where both the Company and the operator share the revenue generated from the operator's subscribers. Most of the Company's security as a service contracts contain a single performance obligation comprised of series of distinct goods and services satisfied over time. The contracts consideration is based on usage by the operator's subscribers. As such, the Company allocates the variable consideration in those contracts to distinct service periods in which the service is provided and recognizes revenue for each distinct service period.

Provision for returns. We provide a provision for product returns based on its experience with historical sales returns. Such provisions amounted to $0.3 million and $0.2 million as of December 31, 2020 and 2019, respectively.

Business combinations. Acquisition is accounted for using the purchase method of accounting in accordance with ASC No. 805, “Business Combinations” ("ASC No. 805"). Accordingly, the purchase price is allocated according to the estimated fair values of the assets acquired and liabilities assumed and the excess of the purchase price over the net tangible and identified intangible assets is assigned to goodwill.

Allowance for doubtful accounts. Trade receivables are recorded and carried at the original invoiced amount which was recognized as revenues less an allowance for any potential uncollectible amounts. The Company makes estimates of expected credit losses for the allowance for doubtful accounts and allowance for unbilled receivables based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The estimated credit loss allowance is recorded as general and administrative expenses on the Company’s consolidated statements of income (loss).

Accounting for stock-based compensation. We account for stock-based compensation in accordance with Accounting Standards Codification No. 718, “Compensation - Stock Compensation” (“ASC No. 718”) that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statement of comprehensive loss. We recognize compensation expense for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of the grant and revised in subsequent periods if actual forfeitures differ from those estimates.

In connection with the grant of options and RSUs, we recorded total stock-based compensation expenses of $3.4 million in 2019 and $5.2 million in 2020. In 2020, $0.4 million, $1.4 million, $2.1 million and $1.3 million of our stock-based compensation expense resulted from cost of revenue, research and development expenses, net, sales and marketing expenses and general and administrative expenses, respectively, based on the department in which the recipient of the option grant was employed. As of December 31, 2020, we had an aggregate of $13.2 million of unrecognized stock-based compensation remaining to be recognized over a weighted average vesting period of 2.3 years.

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventory and discontinued products. Inventory write-off expenses in 2020 and 2019 totaled $1.9 million and $0.6 million, respectively.

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

As of December 31, 2020, we held available for sale marketable securities of $27 million. As of December 31, 2020, the accumulated unrealized gain recorded in other comprehensive income was $0.5 million.

Impairment of goodwill and long lived assets.

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If the Company elects not to use this option, or if the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company prepares a quantitative analysis to determine whether the carrying value of reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, the Company recognizes an impairment of goodwill for the amount of this excess, in accordance with the guidance in FASB Accounting Standards Update ("ASU") No. 2017-04, Intangibles - Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment, which we adopted as of January 1, 2020.

The Company operates in one operating segment, and this segment comprises its only reporting unit. The Company has performed an annual impairment analysis as of December 31, 2020 and determined that the carrying value of the reporting unit was lower than the fair value of the reporting unit. Fair value is determined using market value. During the years 2020, 2019 and 2018, no impairment losses were recorded.

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

We believe that our business activity and management structure meet the criterion of being a single reporting unit for accounting purposes. We performed an annual impairment analysis as of December 31, 2020 and determined that the carrying value of the reporting unit was lower than the fair value of the reporting unit. Fair value is determined using market value. During the years ended 2019 and 2020, no impairment losses were recorded.

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

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC No. 360, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended 2019 and 2020, no impairment losses were recorded.

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

In Israel, we have accumulated operating loss carry forwards of approximately $82.1 million and capital losses of approximately $27 million for tax purposes as of December 31, 2020, which may be carried forward and offset against ordinary income and capital gains respectively in the future for an indefinite period. In the United States, the accumulated losses for U.S. federal income tax return purposes were approximately $4.6 million as of December 31, 2020, and expire between 2026 and 2037. We believe that because of our history of losses, and uncertainty with respect to future taxable income, it is more likely than not that some of the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future, and therefore, a valuation allowance was provided to reduce deferred tax assets to their realizable value. The valuation allowance attributed to such losses for the year ended December 31, 2020 was $16.2 million.

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

Results of Operations

The following table sets forth our statements of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2019		2020
Revenues:
Products	61.3		68.1
Services	38.7		31.9
Total revenues	100.0		100
Cost of revenues:
Products	20.6		21
Services	10.1		8.5
Total cost of revenues	30.7		29.5
Gross profit	69.3		70.5
Operating expenses:
Research and development, net	28.6		32
Sales and marketing	42.8		35
General and administrative	6.1		10.2
Total operating expenses	77.5		77.2
Operating loss	8.2		6.6
Financing income, net	1.8		1.3
Loss before income tax expense	6.4		5.3
tax expense	1.5		1.6
Net loss	[7.9	%]	[6.9	%]

Revenues

See “ITEM 4B: Information on Allot—Business Overview—Customers” for the geographic breakdown of our revenues by percentage for the years ended December 31, 2018, 2019 and 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Products. Product revenues increased by $25.1 million, or 37.2%, to $92.5 million in 2020 from $67.4 million in 2019. The increase in revenues in 2020 was attributable to an increase in projects which require a larger portion of hardware components.

Services. Service revenues increased by $0.7 million, or 1.7%, to $43.4 million in 2020 from $42.7 million in 2019. The increase was mainly attributed to increase in revenue share arrangements.

Product revenues comprised 68.1% of our total revenues in 2020, an increase of 6.8% compared to 2019 while the services revenues portion of total revenues comprised 31.9% of our total revenues in 2020, a decrease by 6.8%.

Cost of revenues and gross margin

Products. Cost of product revenues increased by $5.8 million, or 25.4%, to $28.5 million in 2020 from $22.7 million in 2019. Product gross margin increased to 69.2% in 2020 from 66.3% in 2019. This increase is attributed to better product mix sold.

Services. Cost of services revenues increased by $0.5 million, or 4.2%, to $11.6 million in 2020 from $11.1 million in 2019. No significant changes from last year.

Total gross margin increased to 70.5% in 2020 from 69.3% in 2019.

Operating expenses

Research and development. Gross research and development expenses increased by $11.9 million, or 37.5%, to $43.8 million in 2020 from $31.8 million in 2019. Gross research and development expenses as a percentage of total revenues increased to 32.2% (32%, net) in 2020 from 28.9% (28.6%, net) in 2019.

Sales and marketing. Sales and marketing expenses increased by $0.4 million, or 0.9%, to $47.5 million in 2020 from $47.1 million in 2019. The increase in our sales and marketing expenses is mainly attributable to our increased efforts to strengthen our position in certain territories, which led to increase in payroll-related expenses which was partially offset with a decrease in travel expenses (due to COVID-19) and agent commission fees. Sales and marketing expenses as a percentage of total revenues decreased to 35% in 2020 from 42.8% in 2019.

General and administrative. General and administrative expenses increased by $7.2 million, or 108.1%, to $13.9 million in 2020 from $6.7 million in 2019, deriving mainly from the re-evaluation of the Optenet acquisition earn-out provisions in 2019 and increase in credit loss expenses in 2020. General and administrative expenses as a percentage of revenues increased to 10.1% in 2020 from 6.1% in 2019.

Financial income, net. In 2020 we had $1.9 million financial income, net. In 2019 we had $2.0 million financial income, net. The change in 2020 was primarily attributed to decrease in interest income which was partially offset with an increase in exchange rate differences income.

Income tax expense. Income tax expense in 2020 was $2.2 million, compared to income tax expense of $1.6 million in 2019. The increase in 2020 was mainly due to a decrease in the write-off of withholding taxes expenses of approximately $0.4 million, an increase in tax exposures expenses of $0.5 million and an increase in current tax and deferred tax expenses of $0.5 million, compared to 2019.

For a discussion of our operating results for the fiscal year ended December 31, 2019 as compared to the fiscal year ended December 31, 2018, see “ITEM 5. Operating and Financial Review and Prospects—Operating Results” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, which was filed with the SEC on March 26, 2020.

B. Liquidity and Capital Resources

As of December 31, 2020, we had $23.6 million in cash and cash equivalents, $27.2 million available for sale marketable securities $48.4 million in short-term deposits and restricted deposits and $0.2 million in long-term deposits. As of December 31, 2020, our working capital, which we calculate by subtracting our current liabilities from our current assets, was $87.8 million.

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

Operating Activities

Net cash used in operating activities in 2020 was $12.2 million. Net cash used in operating activities consisted mainly of a net loss of $9.3 million, depreciation, amortization and impairment of intangible assets of $4.3 million, $5.2 million of stock-based compensation expense, an increase of $1.9 million in inventory, an increase of $2 million in employees and payroll accruals, a decrease of $8.3 million in trade receivables, a decrease of $9.6 million in trade payables, an increase of $3 in other payables and accrued expenses, an increase of $7.3 million in other receivables and prepaid expenses, a decrease of $5.2 million in deferred revenues and $1.7 million related to other operating activities. The change in employees and payroll accruals, trade payables and other receivables and prepaid expenses was mainly due to advanced payments to suppliers and payroll-related items.

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

Investing Activities

Net cash provided by investing activities in 2020 was $17.1 million, primarily attributable to Proceeds from redemption or sale of marketable securities of $34.8 million and decrease in restricted deposit of $32.9 million The above changes were partially offset by investment in Short-term deposits of $41.9 million, purchase of property and equipment of $7.5 million and investment in marketable securities of $1.2 million.

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

We expect that our capital expenditures will total approximately $9.6 million in 2021. We anticipate that these capital expenditures will be primarily related to purchase of equipment of SECaaS deals and to further investments in lab equipment for research and development and customer success as well as IT infrastructure.

Financing Activities

Net cash provided by financing activities in 2020 was $1.8 million, which was attributable to issuance of share capital through the exercise of stock options.

Net cash provided by financing activities in 2019 was $1.0 million, which was attributable to issuance of share capital through the exercise of stock options.

[For a discussion of our liquidity and capital resources for the fiscal year ended December 31, 2018, see “ITEM 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, which was filed with the SEC on March 26, 2020.]

C. Research and Development, Patents and Licenses

In 2018, 2019 and 2020, we benefited from non-royalty bearing grants from the Israel Innovation Authority. The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to comply with such restrictions or these conditions, we may be required to refund grants previously received together with interest and penalties, and we may be subject to criminal charges.

As of December 31, 2020, we had 12 issued U.S. patents and 9 pending patent applications in the United States. We expect to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

D. Trend Information

See “ITEM 5: Operating and Financial Review and Prospects” above and “Impact of COVID-19”, under Item 5.A above.

E. Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. Contractual Obligations

The following table of our material contractual and other obligations known to us as of December 31, 2020, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1–3 years		3-5 years
	(in thousands of U.S. dollars)
Purchase obligations	$5,218	$5,218	$		$
Operating leases - offices(1)	$4,072	$2,448		$1,538		86
Operating leases - vehicles	716	433		283
Uncertain tax position (ASC-740)	743
Total	$10,749	$8,099		$1,821		$86
____________________
(1)	Consists primarily of an operating lease for our facilities in Hod-Hasharon, Israel, as well as operating leases for facilities leased by our subsidiaries.

ITEM 6: Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names, ages and positions of our directors and executive officers as of March 1, 2021:

Name	Age	Position
Directors
Yigal Jacoby(5)	60	Chairman of the Board
Manuel Echanove(5)	56	Director
Itzhak Danziger (5)	72	Director
Nurit Benjamini (1)(2)(3)(4)(5)	54	Director
Steven D. Levy (1)(2)(4)(5)	64	Director
Miron (Ronnie) Kenneth (1)(2)(5)	65	Director
Nadav Zohar (5)	55	Director

Executive Officers
Erez Antebi	62	Chief Executive Officer and President
Ziv Leitman	62	Chief Financial Officer
Ronit Weinstein	58	Vice President, Human Resources
Ronen Priel	45	Chief Technology Officer
Rael Kolevsohn	51	Vice President, Legal Affairs, General Counsel and Company Secretary
Pini Gvili	56	Vice President, Operations
Keren Rubanenko	44	Senior Vice President, Allot Smart Business Unit
Ran Fridman	46	Executive Vice President, Global Sales
Vered Zur	57	Vice President, Marketing
Hagay Katz	61	Vice President Strategic Accounts, Cyber Security
Mark Shteiman	44	Vice President Product Management
Yael Villa	60	Senior Vice President, Cyber Security Business Unit
Aharon Mullokandov	38	Vice President, R&D Cyber Security Business Unit
Noam Lila	45	Vice President, Customer Success
_____________
(1)	Member of our compensation and nomination committee.
(2)	Member of our audit committee.
(3)	Lead independent director.
(4)	Outside director.
(5)	Independent director under the rules of Nasdaq.

Directors

Yigal Jacoby has served as Chairman of our board of directors since November, 2016. Mr. Jacoby co-founded our company in 1996,served as our Chief Executive Officer until 2006 and as a Chairman of our board of directors until 2008. Prior to co-founding Allot, Mr. Jacoby founded Armon Networking, a manufacturer of network management solutions in 1992, and managed it until it was acquired by Bay Networks, a network hardware vendor, where he served as the General Manager of its Network Management Division. From 1985 to 1992, Mr. Jacoby held various engineering and marketing management positions at Tekelec, a manufacturer of Telecommunication monitoring and diagnostic equipment. Currently, Mr. Jacoby is an active investor and director of several Israeli start-up companies, including serving as Chairman at LiveU Ltd., a provider of live cellular video transmission solutions. Mr. Jacoby has a B.A., cum laude, in Computer Science from Technion — Israel Institute of Technology and an M.Sc. in Computer Science from University of Southern California.

Manuel Echanove has served as a director since July 2017. Prior to his appointment Mr. Echanove served in various management positions with the Telefonica group, a multinational telecommunications company, between 1996 and 2012. During his tenure at Telefonica, Mr. Echanove held various senior management positions as Commercial General Manager, General Director of Business Development and General Director of Multimedia and Brand Business. He also served as General Manager in the Corporate Strategy area of Telefónica S.A. before leaving Telefonica in 2012. Prior to joining Telefonica, Mr. Echanove served in sales and marketing management positions at France Telecom, British Telecom, each a multinational telecommunications company, and Data General, a minicomputer firm. Mr. Echanove is currently the CEO of Wetania Consulting S.L. a management consulting company, which he founded in 2013. Mr. Echanove has an Economics and Business Administration degree from the Universidad Pontificia de Comillas.

Itzhak Danziger has served as a director since 2011. Prior to his appointment as a director, Mr. Danziger served as an observer to our board since 2010. Itzhak Danziger serves as a member of the board of Galil Software, an Israeli software services company, and as a director of EyeControl and Jinni Media, privately held technology companies. From 1985 to 2007, Mr. Danziger held various executive positions at Comverse, a technology companies group that develops and markets telecommunications systems, including as president of Comverse Technology Group, as president of Comverse Network Systems and as chairman of Comverse subsidiary - Starhome. Prior to joining Comverse, Mr. Danziger held various R&D and management positions in Tadiran Telecom Division, a privately held manufacturer of business telecommunications equipment. In the non-profit sector, Mr. Danziger serves as the chairman of the Center for Educational Technology (CET), as Vice President and board member of the New Israel Fund (NIF), a non-profit for social justice and equality, the chairman of Israel Venture Network (IVN) - Yozma fund for investments in social businesses and a director in Israel Venture Network (IVN), a venture philanthropy NGO. Mr. Danziger was also a member of the National Task Force for the Advancement of Education in Israel (Dovrat Committee). Mr. Danziger holds a B.Sc. cum laude and an M.Sc. in electrical engineering from the Technion - Israel Institute of Technology and an M.A. cum laude in philosophy and digital culture from Tel Aviv University.

Nurit Benjamini has served as an outside director since 2007 and serves as the lead independent director on our board. Since December 2013, Ms. Benjamini has served as the Chief Financial Officer of Crazy Labs Ltd., a company that provides mobile content. Ms. Benjamini served as the Chief Financial Officer of Wix.com Ltd. (NASDAQ: WIX), a software company providing web development solutions, from 2011 to 2013. Previously, from 2007 to 2011, Ms. Benjamini has served as the Chief Financial Officer of CopperGate Communications Ltd. (now Sigma Designs Ltd.) that was acquired by Sigma Designs Inc. (NASDAQ: SIGM), a provider of system-on-chip semiconductors, in November 2009. Prior to her position with CopperGate Communications Ltd., Ms. Benjamini served as the Chief Financial Officer of Compugen Ltd., a genomics-based drug and diagnostic discovery company, from 2000 to 2007. Ms. Benjamini serves as an outside director of BiolineRX Ltd. (NASDAQ/TASE: BLRX), a biopharmaceutical company focused on oncology, as a member of its compensation committee, and as a chairman of its audit committee. Ms. Benjamini serves as a director and chair-person of the audit committee of Gamida Cell Ltd. (NASDAQ: GMDA), an advanced cell therapy company and as a director at Caesarstone Ltd. Ms. Benjamini holds a B.A. in Economics and Business and an M.B.A. in Finance, both from Bar Ilan University, Israel.

Steven D. Levy has served as an outside director since 2007. Mr. Levy served as a Managing Director and Global Head of Communications Technology Research at Lehman Brothers, a global financial services firm, from 1998 to 2005. Before joining Lehman Brothers, Mr. Levy was a Director of Telecommunications Research at Salomon Brothers, an American investment bank, from 1997 to 1998, Managing Director and Head of the Communications Research Team at Oppenheimer & Co., a global full-service brokerage and investment bank from 1994 to 1997 and a senior communications analyst at Hambrecht & Quist, a California-based investment bank, from 1986 to 1994. Mr. Levy has served as a director of PCTEL, a broadband wireless technology company since 2006 and currently serves as the their Chairman and served as a director of Edison Properties, a privately held U.S. real estate company, since 2015. Mr. Levy previously served as a director of privately held GENBAND Inc., a U.S. provider of telecommunications equipment. Mr. Levy holds a B.Sc. in Materials Engineering and an M.B.A., both from the Rensselaer Polytechnic Institute.

Miron (Ronnie) Kenneth has served as a director since October 2014. Mr. Kenneth has more than 20 years of experience in the global high technology business, and is currently a private investor in high technology startups. He serves as the Chairman of Teridion Technologies Ltd., a privately held company specializing in overlay network technologies for service providers. From May 2011 to May 2013, Mr. Kenneth served as the Chief Executive Officer of Pontis Ltd., a privately-held company specializing in providing online marketing and analytics platforms for service providers. Prior to his tenure at Pontis, Mr. Kenneth was the Chairman and Chief Executive Officer of Voltaire Technologies Ltd., a provider of scale-out data center fabrics, (from January 2001 to 2011). In 2011 Voltaire was acquired by Mellanox Technologies Ltd. (NASDAQ: MLNX), a multinational supplier of computer networking products. Prior to his employment at Voltaire, Mr. Kenneth was a General Partner in Telos Venture Partners, a Silicon Valley based venture firm. Prior to Telos, Mr. Kenneth also held senior management positions in the European organization of Cadence Design Systems Inc. (NASDAQ: CDN), a multinational electronic design automation software and engineering services company. Mr. Kenneth has an M.B.A. from Golden Gate University in San Francisco, California and a B.A. in Economics and Computer Science from Bar Ilan University in Israel.

Nadav Zohar has served as an interim director since February 2017 and as a director since April 2017. Mr. Zohar has held the position of Chairman of the LRC Group since 2018. Mr. Zohar served as the head of Business Development of Gett, an “on demand” transportation service provider from March 2015 and October 2018. Prior to joining Gett, Mr. Zohar served as Chief Operating Officer of Delek Global Real Estate PLC, company description to be added, between 2006 and 2009 and held several executive positions with Morgan Stanley, a multinational investment bank and financial services company, between 2001 and 2006, the last of which was Executive Director, Financial Sponsors Group. Prior to joining Morgan Stanley, Mr. Zohar served in executive roles at Lehman Brothers, a global financial services firm, between 1997 and 2001. Mr. Zohar serves as a board member of Matomy Media Group Ltd. (London Stock Exchange: MTMY), a digital performance-based advertising company. Mr. Zohar holds a Masters in Finance (graduated with Merit) from the London Business School and a LLB in Law (graduated with honors) from the University of Reading.

Executive Officers

Erez Antebi has served as our President and Chief Executive Officer since February 2017. Mr. Antebi served as the Chief Executive Officer of Gilat Satellite Networks (NADAQ: GILT), a satellite communications technology and services provider, between 2012 and 2015. Between 2005 and 2012 Mr. Antebi also served in several executive roles at Gilat Satellite Networks. Between 2003 and 2005 Mr. Antebi served as the Chief Executive Officer of Clariton Networks, a start-up company, providing services in cellular coverage. Prior to that Mr. Antebi has served in a variety of roles at Gilat Satellite Networks, Tadiran, a provider of radio communications for military applications and for Rafael, Israel Ministry of Defense. Mr. Antebi currently serves on the advisory boards of HiSky. Mr. Antebi holds a B. Sc., Electrical Engineering (Communications), Summa Cum Laude, and a M.Sc., Electrical Engineering (Information Theory), both from the Technion, Israel.

Ziv Leitman has served as our Chief Financial Officer since November 2019. Prior to joining Allot, Mr. Leitman served as Chief Financial Officer of Powermat Technologies, a wireless charging pioneer leader, and from 2011 to 2017 as CFO of Partner Communications, one of Israel’s leading mobile, fixed-line, Internet and TV service providers. Between 2009 to 2011, he served as Deputy Chief Executive Officer and Chief Financial Officer of Paz Oil Company, and between 2002 to 2009, as CFO of Comverse Inc., a leading provider of telecommunications products. From 1989 to 2002 Mr. Leitman also held Chief Financial Officer positions at Discount Investment Corp., Lucent Technologies EIS, Kimberly-Clark Israel and Optrotech (Orbotech). Mr. Leitman is a Certified Public Accountant and holds a B.A. in Economics and Accounting and an M.B.A. in Finance & Information Systems, both from the Tel Aviv University.

Ronit Weinstein has served as our Vice President Human Resources since May 2019. Prior to joining Allot, between 2018 to 2019 Ms. Weinstein served as VP Human Resources at Verint Systems Ltd., a leading global company in the field of actionable intelligence, between 2017 and 2018 as a Human Resources and Organizational Consultant, between 2007 and 2017 as VP Human Resources at Flash Networks Ltd. a leading provider of optimization solutions, between 2007 to 2007 as VP Human Resources at TTI Telecom, between 2003 to 2006 as VP Human Resources at Compugen Ltd. a leading genomics-based drug and diagnostic discovery company, between 1997 to 2003 as VP Human Resources of the Enavis subsidiary of ECI Telecom, a global provider of ELASTIC network solutions to CSPs, critical infrastructures and data center operators and between 1993 to 1996 as an organizational consultant. Ms. Weinstein holds a B.A. in Political Science and Sociology from Tel Aviv University and a B.A. in Sociology from UCLA.

Mark Shteiman has served as our Vice President Product Management since October 2019. Prior to that Mr. Shteiman served as our Associate Vice President Product Management from June 2018. Prior to Allot Mr. Shteiman served as Vice President Product Management at Kaminario Ltd. a leading All-flash Software-defined storage company, redefining the future of cloud-scale datacenters, between 2012 and 2015 served as Head of Product, City business unit of AGT International Ltd., between 2011 and 2013 founded Friendize Me. a SaaS Social E-commerce company and served as its Chief Executive Officer, between 2009 and 2011 as Vice President, Products at Gigafone Ltd., between 2006 and 2008 as VP Product Management NGM at Neustar, between 2000 – 2006 he held a number of positions at Followap a leading mobile instant messaging (IM) and interoperability provider for mobile telecom operators and internet service providers, during 2000 held a position in the Israeli Defense Forces and between 1996 – 1998 served as a software developer at Aitech Defense Systems. Mr. Shteiman holds a B.Sc in Computer Science from the Technion, Israel.

Ronen Priel has served as our Chief Technology Offer since October 2019. Prior to that, Mr. Priel served as Allot’s Vice President Product Management & Marketing, from August 2016. Prior to joining Allot, Mr. Priel served as Vice President Business Management and Strategy, Video Intelligence Solutions (VIS) Division of Verint (NADAQ: VRNT), a global leader in Actionable Intelligence® solutions with a focus on customer engagement optimization, security intelligence, and fraud, risk and compliance, since 2014. Between 2008 and 2014 Mr. Priel served in a number of executive roles in Verint. Between 2006 and 2008 he served as Senior Director of Products Marketing at Pontis Ltd. and between 1999 and 2004 Mr. Priel served as Product Line Manager & Director of Marketing at ECtel Ltd. Mr. Priel holds a BA in computer science from the Israeli Open University and an M.B.A. from Insead, France.

Rael Kolevsohn joined our company in 2014 and serves as our Vice President Legal Affairs, General Counsel, and Company Secretary. Prior to joining us, he served as Vice President and General Counsel of Radvision Ltd. from 2007 to 2014. From 1998 to 2007, Mr. Kolevsohn served as General Counsel and Vice President of Gilat Satellite Networks Ltd. after joining Gilat as Legal Counsel. From 1994 to 1998, he completed his legal internship and worked as an attorney at the Tel Aviv law firm of Yossifof, Amir Cohen & Co. Mr. Kolevsohn is a member of the Israel Bar Association and holds an LL.B. degree, with honors, from the Hebrew University in Jerusalem.

Pini Gvili has served as our Vice President Operations since 2006. Prior to joining us, from 2004 to 2006, he served as Vice President Operations for Celerica, a start-up company specializing in solutions for cellular network optimization. From 2001 to 2004, Mr. Gvili was the Vice President Operations and IT at Terayon Communication Systems, and from 1998 to 2000, held the position of Manager of Integration and Final Testing at Telegate. Mr. Gvili was also a hardware/software engineer at Comverse/Efrat, a world leader of voice mail and digital recording systems, from 1994 to 1997. Mr. Gvili has a B.Sc. in Computer Science from Champlain University and was awarded a practical electronics degree from ORT Technical College.

Ran Fridman has served as our Executive Vice President, Global Sales since April 2017. Prior to joining us, Mr. Fridman served as Chief Business Officer of eVolution Networks, a provider of Deep Learning AI based energy efficiency solution for mobile operators and data centers. Between 2013 and 2015 Mr. Fridman served as Senior Vice President of Sales and Customer Services, worldwide, of Flash Networks, a provider of mobile optimization and monetization solutions. Prior to that, Mr. Fridman held various executive sales positions at Nokia Siemens Networks. Mr. Fridman holds a B.A. in computer science from the Academic College of Tel-Aviv Jaffa.

Vered Zur has served as our Vice President, Marketing since April 2017. Prior to joining us, Ms. Zur served as Chief Marketing Officer of Electra Ltd. (TASE: ELECTRA), a leading supplier of electric appliances. Between 2011 and 2014, Ms. Zur served as VP global Sales Operations and Business enablement of Amdocs (NASDAQ: DOX), a provider of software and services to communications and media companies. Between 2005 and 2011, Ms. Zur served as VP Customer Marketing of Comverse (Xura), a company that provided telecommunications software. Prior to that Ms. Zur served in various marketing roles at telecommunications companies and advertising agencies. Ms. Zur holds a B.A. in Behavioral Science from the Ben-Gurion University and a M.B.A from the Edinburgh Business School, Heriot-Watt University.

Hagay Katz has served as our Vice President, Strategic Accounts, Cyber Security, BD since July 2017. Prior to joining us Mr. Katz served as Head of VSAT line of business at Gilat Satellite Networks (NASDAQ/TASE: GILT), a provider of satellite communication, systems between 2010 and 2017. Between 2006 and 2010 Mr. Katz served as Director of Products at Modu Mobile, a provider of cellular handsets and consumer electronics. Between 2000 and 2006 Mr. Katz served as Co-Founder and VP Marketing and Business Development of PacketLight Networks, a developer of broadband access/transport system to operator networks and a range of optical transport systems for storage applications, which was acquired by the RAD group. Prior to that, Mr. Katz served as Regional Vice President Sales – APAC and Scandinavia of Teledata and as a project manager in Telstra. Mr. Katz also serves as a member of the advisory boards of several technological companies. Mr. Katz holds a BSc and a MSc in Electronic Engineering from the Tel-Aviv University and a MBA in Marketing and Finance of Monash University; Melbourne.

Keren Rubanenko has served as our Senior Vice President, Allot Smart Business Unit, since November 2020. Prior to that Keren served as our Senior Vice President, Customer Success since November 2018. Prior to joining Allot, Keren was Vice President, Customer Success at RADCOM, Vice President, R&D and Operations Surveillance Solutions at Nice Systems between 2011 and 2015, between 1999 and2011, Keren held a number of senior positions at Comverse Technologies including serving as Associate VP and General Manager, Voice Product Unit. Ms. Rubanenko holds a B.A. in Business Administration.

Yael Villa has served as our Senior Vice President, Cyber-Security Business Unit, since November 2020. Prior to joining Allot, Yael was Chief Executive Officer National initiative for Precision Medicine between 2019-2020, General Manager (GM) &Vice President Security at Cisco between 2015-2018, GM&CTO at EMC Israel between 2013 and 2015, GM&CTO at RSA Israel between 2007 and 2012. Prior to that time, Yael held several CTO positions at small startups. Dr. Villa was also a Professor at Tel Aviv University and the Academic Collage of Tel Aviv -Yaffo between 1983-2016. Dr. Villa holds a Ph.D. in Mathematics and Statistics from the University of Tel Aviv.

Aharon Mullokandov has served as our Vice President, Cyber Security R&D since June 2020. Prior to that time, Mr. Mullokandov served as our Associate Vice President Program Development from August 2019. Prior to Allot Mr. Mullokandov served as head of Customer Support at Here Mobility (Here technologies), from 2018 until 2019. Between 2016 and 2018, he served as head of Drive Division at Servotronix, and between 2006 and 2016, he held various positions at Gilat Satellite Networks. Aharon’s last position at Gilat Satellite Networks was Assistant Vice President, Global Cloud Operations Services. Mr. Mullokandov holds a B.Sc in Electrical, Electronics and Communications Engineering from the Ariel University, Israel.

Noam Lila has served as our Vice President, Customer Success since January 2021. Prior to that time, Noam served as our Assistant Vice President, APAC Customer Success from February 2019. Prior to joining Allot, Noam accumulated over 20 years of experience in the telecommunications industry, holding various executive positions at Amdocs and Comverse. Most recently he was Vice President of sSrvices at Amdocs located in Australia, Vice President of APAC CS at Comverse located in Japan, VP of IT & SCM at Comverse, AVP of EMEA CS at Comverse and others. Throughout his career, Noam lead hundreds of projects deployment and transformation programs to Tier 1 customers and some with value of more than $100 million (USD) each.

Nir Perry has served as our former SVP Research and Development between September 24, 2017 and end of November 2020. Prior to joining us, Mr. Perry has served in various research and development and managerial roles of increasing responsibilities, in Verint Systems Ltd. (NASDAQ: VRNT), an analytics company, providing actionable intelligence solutions in the areas of customer engagement and cyber intelligence, between the years 1996 and 2017, most recently, serving as SVP Product House and ISL Site Manager, Enterprise Intelligence Solutions, between 2015 and 2017, as SVP Global R&D, Video Intelligence Solutions, between 2011 and 2014, and as VP TLV R&D, Witness Action Solution, between 2008 and 2010. Mr. Perry holds a B.Sc. cum laude, in Electrical and Electronical Engineering from the Tel-Aviv University and a MBA from the Tel-Aviv University.

B. Compensation of Officers and Directors

The aggregate compensation paid to or accrued on behalf of our directors and executive officers as a group during 2020 consisted of approximately $5 million in salary, fees, bonus, commissions and directors’ fees, including amounts we expended for automobiles made available to our officers, but excluding equity based compensation, dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. This amount includes approximately $0.9 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

In 2020, we paid or accrued to the chairman of the board of directors, Mr. Yigal Jacoby, an annual fee of ILS 358,200 (approximately $104,184 USD). During such time we paid our directors, Itzhak Danziger, Nadav Zohar and Manuel Echanove ILS 71,940 (approximately $20,924 USD), ILS 71,940 (approximately $20,924 USD) and ILS 71,940 (approximately $20,924 USD), respectively, and we paid or accrued to each of our outside directors, Nurit Benjamini, Steven Levy and Miron (Ronnie) Kenneth, as permitted by the Companies Law, an annual fee of ILS 97,440 (approximately $28,341 USD), ILS 97,440 (approximately $28,341 USD) and ILS 87,690 (approximately $25,505 USD), respectively. The above fees for each of our directors (other than Yigal Jacoby) have included a per-meeting attendance fee of ILS 3,750 (approximately $1,091USD ) for any meeting he or she attended in person, and ILS 2,250 (approximately $654 USD) for any meeting he or she attended by conference call or similar means. Our directors are also typically granted upon election an agreed amount of equity based awards, which vest over a period of not less than three years, and 10,000 RSUs, as of every third annual general meeting following the respective director’s initial election.

During 2020, our executive officers and directors received, in the aggregate, 228,000 RSUs under our equity incentive plans.

Compensation of our Five Most Highly Compensated Office Holders

Summary Compensation Table

The table and summary below outline the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2020. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, equity-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car, phone and social benefits paid to or earned by each Covered Executive during the year ended December 31, 2020.

Name and Principal Position (1)	Salary ($)	Bonus and Commision ($) (2)	Equity-Based Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
Erez Antebi, President and Chief Executive Officer	279,943	124,602	339,832	94,537	838,914
Ran Fridman, Executive Vice President Global Sales	280,265	182,051	158,099	122,844	743,259
Ziv Leitman, Chief Financial Officer	292,744	62,301	141,237	89,743	586,025
Nir Pery, Former Vice President R&D	199,604	45,679	292,921	115,943	654,157
Keren Rubanenko, Vice President Customer Success	210,459	46,412	110,702	66,677	434,250

(1)	Unless otherwise indicated herein, all Covered Executives are full-time employees of Allot.
(2)

Amounts reported in this column represent annual incentive bonuses and commissions granted to the Covered Executives based on performance-metric based formulas set forth in their respective employment agreements.

(3)

Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note [12] to our consolidated financial statements for the year ended December 31, 2020, included herein.

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

Compensation Policy

Under the Companies Law, we are required to adopt a compensation policy, recommended by the compensation and nominating committee and approved by our board of directors and the shareholders, in that order. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter. In general, all directors and executive officers’ terms of compensation, including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability, must comply with the compensation policy.

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

Board of Directors

Terms of Directors

Our articles of association provide that we may have not less than five directors and have up to nine directors.

Under our articles of association, our directors (other than the outside directors, whose appointments are required under the Companies Law; for more information, please see “—Outside Directors”) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the outside directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of that class of directors is for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire.

Our Class I director, Nadav Zohar, will hold office until the 2022 Annual General Meeting of Shareholders. Our Class II directors, Itzhak Danziger and Miron Kenneth, will hold office until our annual meeting of shareholders [to be held in 2023. Our Class III directors, Yigal Jacoby (who also serves as our Chairman of the board of directors) and Manuel Echanove, will hold office until our annual meeting of shareholders to be held in 2021. The directors (other than the outside directors) are elected by a vote of the holders of a majority of the voting power present and voting at the meeting. Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor is duly elected and qualified, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she resigns or is removed from office.

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

Our audit committee consists of Ms. Nurit Benjamini, Mr. Steven Levy and Mr. Miron Kenneth. The chairperson is Ms. Nurit Benjamini. The financial experts on the audit committee pursuant to the definition under the relevant SEC rules and are all members of the audit committee.

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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. The internal auditor may be an employee of the company but not an interested party (as defined in the Companies Law), an office holder of the company, or a relative of an interested party or an office holder, among other restrictions. The audit committee has appointed the firm of Deloitte Brightman Almagor Zohar as the internal auditor of the Company.

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

As of the date of this annual report, there are no claims for directors’ and officers’ liability insurance which have been filed in 2020 under our policies and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

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

D. Employees

As of December 31, 2020, we had 676 employees of whom 333 were based in Israel, 205 in Europe, 24 in North America, 31 in Latin America and 83 in Asia, Africa and Oceania. We have never experienced a work stoppage or a strike. The breakdown of our employees by department is as follows:

	December 31,
Department	2018	2019	2020
Manufacturing and operations	13	13	15
Research and development	200	233	281
Sales, marketing, service and support	261	289	314
Management and administration	50	59	66
Total	524	594	676

The table below provides a breakdown of personnel employed or engaged by the Company:

	December 31,
Department	2018	2019	2020
Full time Employee	422	478	504
Part time Employee	27	29	30
Permanent Contractor	41	37	32
Subcontractor	34	50	110
Total	524	594	676

In the foregoing table and in each instance herein where number of employees is provided, employees include full time and part time employees, as well as subcontractors and consultants. Typically, our employees, as well as our subcontractors and consultants, are employed or engaged for indefinite periods of time and may be dismissed or terminated with or without notice, depending on the jurisdiction and contracts under which they are employed or engaged. Under applicable Israeli law, we and our employees are subject to protective labor provisions such as restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and advance notice of termination of employment as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Economy make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation, travel expenses, and pension rights. Except as otherwise stated hereunder, our employees are not represented by a labor union. Under Spanish Labor law, we and our employees are subject to protective labor provisions and collective bargaining agreements, governing, among others, restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and advance notice of termination of employment as well as equal opportunity and anti-discrimination laws. Our workers in our San Sebastian office in Spain are represented by a worker’s representative, who may be subject to reelection during 2021. In addition, our employees in our Madrid office in Spain are represented by five worker representatives, who were recently elected for a term of four years and thus will be subject to reelection during 2021. Such representatives represent the employees with respect to labor health and prevention, training and equality. We provide our employees with benefits and working conditions which we believe are competitive with benefits and working conditions provided by similar companies. We have never experienced labor-related work stoppages and believe that our relations with our employees are good.

E. Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of February 20, 2021 by (i) each of our directors, (ii) each of our executive officers and (iii) all of our executive officers and directors serving as of February 20, 2021, as a group. Unless otherwise stated, the address of each named executive officer and director is c/o Allot Ltd, 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 4501317, Israel.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class
Directors
Nurit Benjamini	*	*
Itzhak Danziger	*	*
Manuel Echanove	*
Nadav Zohar	*	*
Steven D. Levy	*	*
Yigal Jacoby	450,181	1.26%
Miron Kenneth	*	*
Executive Officers
Erez Antebi	*	*
Ziv Leitman	*	*
Nir Pery (2)	*	*
Ronit Weinstein	*	*
Ronen Priel
Rael Kolevsohn	*	*
Pini Gvili	*	*
Keren Rubanenko
Ran Fridman	*	*
Vered Zur	*	*
Hagay Katz	*	*
Mark Shteiman	*	*
Yael Villa	*	*
Aharon Mullokandov	*	*
Noam Lila	*	*
All directors and executive officers as a group	1,251,255	3.51%
____________
* Less than one percent of the outstanding ordinary shares.

(1)

As used in this table, “beneficial ownership” is determined in accordance with the rules of the SEC and consists of either or both voting or investment power with respect to securities. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from February 20, 2021 through the exercise of any option or pursuant to vesting of RSU. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of February 20, 2021 and outstanding RSUs vesting within 60 days of February 20, 2021, are deemed outstanding for computing the ownership percentage of the person holding such options or RSUs, but are not deemed outstanding for the purpose of computing the ownership percentage of any other person. Except as otherwise indicated, the persons named in the table have reported that they have sole voting and sole investment power with respect to all ordinary shares shown as beneficially owned by them. The amounts and percentages are based upon 35,623,246 ordinary shares] outstanding as of February 20, 2021 pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act.

(2)	Former Executive Officer, stepped down in November 2020.

Our directors and executive officers hold, in the aggregate, 1,153,999 outstanding options and RSUs. The said amount includes options currently exercisable for 591,370 ordinary shares, as of February 20, 2021. The options (excluding RSUs) have a weighted average exercise price of $7.35 per share and have expiration dates until 2025.

Share Option Plans

The following table summarizes our equity incentive plans, which have outstanding awards as of February 20, 2021:

Plan	Shares reserved	Option and RSU grants, net (*)	Outstanding options and RSUs	Options outstanding exercise price	Date of expiration	Options exercisable
2016 Incentive Compensation Plan	981,125	7,787,894	2,691,713	0.031-27.58	03/11/2023-06/09/2025	900,491
____________
(*)	“Option and RSU grants, net” is calculated by subtracting options and RSUs expired or forfeited.

As of February 20, 2021, we had 35,623,246 ordinary shares outstanding. We have adopted four share option plans. Under our share option plans, as of February 20, 2021, there were 2,691,713 outstanding options and RSUs, including options currently exercisable for 900,491 ordinary shares. As of February 20, 2021, 981,125 shares remained available for future grants under the 2016 Plan (as described below). Upon issuance, such ordinary shares may be freely sold in the public market, except for shares held by affiliates who have certain restrictions on their ability to sell. The options (excluding RSUs) have a weighted average exercise price of $7.77 per share.

We will only grant options, RSUs or other equity incentive awards under the 2016 Incentive Compensation Plan, although previously-granted options will continue to be governed by our other plans.

2016 Incentive Compensation Plan, as amended (formerly, 2006 Incentive Compensation Plan)

The Allot Ltd. 2006 Incentive Compensation Plan (the “2006 Plan”) was adopted by the Company’s board of directors on October 29, 2006 and became effective immediately prior to the effective date of the Company’s initial public offering. Effective October 28, 2016, the Board of Directors of the Company amended and restated the 2006 Plan to extend the term of the 2006 Plan by ten years and to rename the 2006 Plan as the Allot Ltd. 2016 Incentive Compensation Plan (the “2016 Plan”). The 2016 Plan will remain in effect, subject to the right of the Board of Directors to amend or terminate the 2016 Plan at any time pursuant to the terms of the 2016 Plan, until all shares reserved for issuance under the 2016 Plan shall have been delivered, and any restrictions on such shares shall have lapsed, provided that in no event may an award under the 2016 Plan be granted on or after October 27, 2026.

The 2016 Plan is intended to further our success by increasing the ownership interest of certain of our and our subsidiaries’ employees, directors and consultants and to enhance our and our subsidiaries’ ability to attract and retain employees, directors and consultants.

The number of ordinary shares that we may issue under the 2016 Plan will increase on the first day of each fiscal year during the term of the 2016 Plan, in each case in an amount equal to the lesser of (i) 1,000,000 shares, (ii) 3.5% of our outstanding ordinary shares on the last day of the immediately preceding year, or (iii) an amount determined by our board of directors. The number of shares subject to the 2016 Plan is also subject to adjustment if particular capital changes affect our share capital. Ordinary shares subject to outstanding awards under the 2016 Plan or our 2003 plan or 1997 plans that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2016 Plan. As of February 20, 2021, there were 2,691,713 outstanding options and RSUs under the 2016 Plan and 981,125 ordinary shares remained reserved for future grants under the 2016 Plan. Israeli participants in the 2016 Plan may be granted options and/or restricted stock units subject to Section 102 of the Ordinance. Section 102 of the Ordinance, allows employees, directors and officers, who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employees service providers and controlling shareholders may only be granted options under another section of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. The most favorable tax treatment for the grantees is under Section 102(b)(2) of the Ordinance, the issuance to a trustee under the “capital gain track.” However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or shares. Any stock options granted under the 2016 Plan to participants in the United States will be either “incentive stock options,” which may be eligible for special tax treatment under the U.S. Internal Revenue Code of 1986, or options other than incentive stock options (referred to as “nonqualified stock options”), as determined by our compensation and nominating committee and stated in the option agreement.

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

ITEM 7: Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of February 20, 2021, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Lynrock Lake Partners LLC (2)	6,972,602	19.57%
Clal Insurance Enterprises Holdings Ltd. (3)	2,679,041	7.52%
Migdal Insurance & Financial Holdings Ltd. (4)	3,560,150	9.99%
Harel Insurance Investments & Financial Services Ltd. (5)	2,194,610	6.16%
__________________

(1)As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from February 20, 2021 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 35,623,246 ordinary shares outstanding as of February 20, 2021.

(2)Based on a Schedule 13G/A filed on February 16, 2021, Lynrock Lake LP, Lynrock Lake Partners LLC and Cynthia Paul reported that each had sole voting power over 6,972,602 ordinary shares.

As of December 31, 2020, Lynrock Lake Master Fund LP (“Lynrock Lake Master”) directly held 6,200,731 ordinary shares of the Company.

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

(3)Based on a Schedule 13G/A filed on February 16, 2021, Clal Insurance Enterprises Holdings Ltd. (“Clal”) Clal had shared voting and dispositive power over 2,679,041 of our shares. All of these shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Clal. The address of the reporting person is 36 Raoul Wallenberg Street, Tel Aviv 37070, Israel.

(4)Based on a Schedule 13G filed on February 16, 2021 by Midgal Insurance & Financial Holdings Ltd. (“MigdalMigdal had shared voting power and dispositive power over these ordinary shares. Of these shares, 2,858,619 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Reporting Person, each of which subsidiaries operates under independent management and makes independent voting and investment decisions and 701,531 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which operates under independent management and makes independent voting and investment decisions. The address of the reporting person is 4 Efal Street; P.O BOX 3063; Petach Tikva 49512, Israel.

(5)Based on a Schedule 13G filed on January 27, 2021 by Harel Insurance Investments & Financial Services Ltd. (“Harel”), on February 20, 2021, Harel had shared voting and dispositive power over 2,194,610 ordinary shares held by Harel for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel. The address of Harel is Harel House, 3 Aba Hillel Street, Ramat Gan 52118, Israel.

Significant Changes in the Ownership of Major Shareholders

As of February 20, 2021, Harel Insurance Investments & Financial Services Ltd. was the beneficial owner of 2,194,610, or 6.16% of our ordinary shares.

As of February 20, 2021, Sphera Capital Ltd. ceased to be the beneficial owner of 5% or more of our ordinary shares. As of March 1, 2020, Sphera Capital Ltd. was the beneficial owner of 1,808,196, or 5.21% of our ordinary shares.

As of February 20, 2021, Outerbridge Master Fund LP ceased to be the beneficial owner of 5% or more of our ordinary shares. As of March 1, 2020, Outerbridge Master Fund LP was the beneficial owner of 2,940,802, or 8.47% of our ordinary shares.

As of February 20, 2021, Renaissance Technologies LLC ceased to be the beneficial owner of 5% or more of our ordinary shares. As of March 1, 2020, Renaissance Technologies LLC was the beneficial owner of 1,949,869, or 5.61% of our ordinary shares.

A. Record Holders

As of February 20, 2021, there were 16 record holders of ordinary shares, of which seven consisted of United States record holders holding approximately 99.5% of our outstanding ordinary shares. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. The United States record holders included Cede & Co., the nominee of the Depositary Trust Company.

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

C. Interests of Experts and Counsel

Not applicable.

ITEM 8: Financial Information

A.Consolidated Financial Statements and Other Financial Information.

Consolidated Financial Statements

For our audited consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, please see pages [F-5 to F-50] of this report.

Export Sales

See “ITEM 4: Operating and Financial Review and Prospects” under the caption “Customers” for certain details of export sales for the last three fiscal years.

Legal Proceedings

We may, from time to time in the future be involved in legal proceedings in the ordinary course of business. Such matters are generally subject to many uncertainties and outcomes are not predictable with assurance. We accrue for contingencies when the loss is probable and it can reasonably estimate the amount of any such loss. Except as set forth in Note [11] to our consolidated financial statements for the fiscal year ended December 31, 2020 included elsewhere in this report, we are currently not a party to any material legal or administrative proceedings for which an appropriate accrual has not been made, and is not aware of any pending or threatened material legal or administrative proceedings against us.

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

B.Significant Changes

Since the date of our audited financial statements included elsewhere in this annual report, there have not been any significant changes in our financial position.

ITEM 9: The Offer and Listing

Our ordinary shares have been quoted under the symbol “ALLT” on the Nasdaq Stock Market since November 16, 2006 and on the TASE since December 21, 2010.

As of March 1, 2021, the last reported sale price of our ordinary shares on the Nasdaq Global Select Market was $15.91 per share and on the TASE was 51.00 ILS per share.

ITEM 10: Additional Information

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

Registration Number and Objectives

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

Ordinary Shares

Our authorized share capital consists of 200,000,000 ordinary shares, par value ILS 0.10 per share. As of February 20, 2021, we had 35,623,246 ordinary shares outstanding. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

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

C.Material Contracts

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

D.Exchange Controls

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

E.Taxation

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. In 2020 and 2019, the corporate tax rate was 23%. The corporate tax rate for 2021 and thereafter is scheduled to be 23%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise, a Preferred Enterprise or a Technological Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

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

Should a company derive income from sources other than the Approved Enterprise during the relevant period of benefits, such income is taxable at the regular corporate tax rates.

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

A company that has elected the alternative package of benefits, such as us, that subsequently pays a dividend out of income derived from the approved enterprise(s) during the tax exemption period will be subject to corporate tax in the year the dividend is distributed in respect of the gross amount distributed, at the rate which would have been applicable had the company not elected the alternative package of benefits, (generally 10%-25%, depending on the percentage of the company’s ordinary shares held by foreign shareholders). The dividend recipient is subject to withholding tax at the reduced rate of 15% applicable to dividends from approved enterprises if the dividend is distributed during the tax exemption period or within twelve years thereafter. In the event, however, that the company qualifies as a foreign investors’ company, there is no such time limitation.

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

As of December 31, 2020, the company has not yet realized the benefits under the “Approved Enterprise” program. We believe that we met the aforementioned conditions.

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

We elected the year of 2009 as “year of election” under the Investments Law after the 2005 Amendment. The benefit period under this year of election has ended on December 31, 2020.

We believe that a portion of taxable operating income that we may realize in the future will be eligible to benefits under the Investments Law.

As of December 31, 2020, we did not generate exempt income under the provisions of the Investments Law.

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

Under the 2011 Amendment, a uniform corporate tax rate applies to all qualifying income of the Preferred Company, as opposed to the former law, which was limited to income from the Approved Enterprises and Benefited Enterprise during the benefits period. As of the 2017 tax year the corporate tax rate for preferred taxable income is 7.5%in areas in Israel designated as Development Zone A and 16% elsewhere in Israel.

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

Tax Benefits under the 2016 Amendment

In December 2016 new legislation amended the Investments Law, effective as of the 2017 tax year (the “2016 Amendment”). Under the 2016 Amendment a new status of “Technological Preferred Enterprise” was introduced to the Investments Law.

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

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 645,450 for 2021, linked to the annual change in the Israeli Consumer Price Index), including, but not limited to income derived from, dividends, interest and capital gains.

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

Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares that is a Treaty U.S. Resident is 25%. However, if the income out of which the dividend is paid is not generated by an Approved Enterprise, Privileged Enterprise, Preferred Enterprise or Technological Preferred Enterprise, and not more than 25% of our gross income consists of interest or dividends (and certain other conditions are met), dividends paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year are generally taxed at a rate of 12.5%. If the aforementioned conditions are met and the income out of which the dividend is paid is generated by an Approved Enterprise, Privileged Enterprise, Preferred Enterprise or Technological Preferred Enterprise, then the tax rate will be 15%.

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

PFIC status is an annual determination that is based on tests which are factual in nature and our status in future years will depend on our income, assets and activities in each of those years. Therefore, there can be no assurance that we will not be considered a PFIC for any taxable year. As a public company, the market capitalization method was employed to value our assets for PFIC purposes. In previous years, we obtained an independent valuation of our company which employed an approach other than the market capitalization approach. For the 2020 tax year, based on the analysis of our U.S. tax advisor, the market capitalization method was determined to be appropriate for determining our PFIC status. On that basis, we believe that we were not a PFIC for the 2020 tax year. However, there can be no certainty that the IRS will not challenge such a position and determine that based on the IRS’s interpretation of the asset test, we were a PFIC for the 2020 tax year.] If we were a PFIC, and you are a U.S. Holder, you generally would be subject to ordinary income tax rates, imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “—Distributions”) with respect to any gain from the sale, exchange or other disposition of, and certain distributions with respect to, your ordinary shares. A U.S. Holder should consult his, her or its own tax advisor with respect to the potential application of the PFIC rules in his, her or its particular circumstances.

Because the market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile, particularly as a result of COVID-19, and because that market price may affect the determination of whether we will be considered a PFIC, we cannot assure you that we will not be considered a PFIC for any taxable year.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

I.Subsidiary Information

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the ILS. In 2020, we derived substantial part of our revenues in U.S. dollars and also a substantial portion in Euros and other currencies. Although a substantial part of our expenses were denominated in U.S. dollars, a significant portion of our expenses were denominated in ILS and to a lesser extent in Euros and other currencies. Our ILS-denominated expenses consist principally of salaries and related personnel expenses. We monitor foreign currency exposure and, from time to time, may use various instruments to preserve the value of sales transactions and commitments; however, this cannot assure our protection against risks of currency fluctuations. Any strengthening or weakening in the value of the ILS against the U.S. dollar is being partially mitigated using hedging transactions and therefore, though we cannot provide any assurance that such transaction will fully mitigate the effect on our net income, it is not likely that such effect will be material in the upcoming year.

In the event of a 10% hypothetical strengthening or weakening in the value of the Euro against the U.S. dollar, we may be able to mitigate the effect of such currency exchange fluctuation by adapting our pricing. However, in the event that market conditions will limit our ability to adjust our pricing, we might not be able to fully mitigate the adverse effect of such currency fluctuation. [We estimate that in such event, the impact on our net income in 2020 is not likely to exceed $2 million.] For more information regarding foreign currency related risks, see “ITEM 3: Key Information—Risk Factors—Our international operations expose us to the risk of fluctuations in currency exchange rates.”

We use currency forward contracts together with currency options primarily to hedge payments in ILS, EUR and CNY. These transactions constitute a future cash flow hedge. As of December 31, 2020, we had outstanding forward contracts in the amount of $19.7 million. These transactions were for a period of up to twelve months. As of December 31, 2020, the fair value of the above mentioned foreign currency derivative contracts was $1.0 million.

ITEM 12: Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

A.Material Modifications to the Rights of Security Holders

None.

B.Use of Proceeds

Not applicable.

ITEM 15: Controls and Procedures

(a)Disclosure Controls and Procedures. As of the end of the period covered by this report, our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2020. Based upon, and as of the date of, such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2020, our disclosures controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b)Management’s Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020.

In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2020 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

(c)Attestation Report of the Registered Independent Public Accounting Firm. Our independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, have issued an unqualified audit report on the effectiveness of our internal control over financial reporting as of December 31, 2020. The report is included in pages F-2 and F-3 of this annual report on Form 20-F and is incorporated herein by reference.

(d)Changes in Internal Control over Financial Reporting. During the period covered by this report, no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) have occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16: Reserved

ITEM 16A: Audit Committee Financial Expert

The board of directors has determined that Ms. Nurit Benjamini is an “audit committee financial expert” as defined under the U.S. federal securities laws and is independent under the rules of the Nasdaq Stock Market. The board of directors has also determined that Ms. Benjamini is independent, as such term is defined by Nasdaq Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act.

ITEM 16B: Code of Ethics

We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller and persons performing similar functions. This code has been posted on our website, www.allot.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. Waivers of our code of ethics may only be granted by the board of directors. Under Item 16B of Form 20-F, if a waiver or amendment of the code of ethics applies to the persons specified in Item 16B(a) of the Form 20-F and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Form 6-K. We granted no waivers under our code of ethics in 2020.

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Auditors

The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm.

	Year ended December, 31,
	2019	2020
	(in thousands of U.S. dollars)
Audit Fees(1)	$280	$285
Audit-Related Fees(2)	15	20
Tax Fees(3)	133	88
Total	$428	$393
__________________

(1)

“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit for 2019 and 2020, certain procedures regarding our quarterly financial results submitted on Form 6-K and consultation concerning financial accounting and reporting standards.

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

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

On August 2015, the Board of Directors approved a program for the Company to repurchase up to $15 million of its outstanding ordinary shares, which program was thereafter approved by the Israeli court, pursuant to Israeli law on November 26, 2015. Share purchases will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with all applicable securities laws and regulations. The repurchase program does not require Allot to acquire a specific number of shares, and may be suspended from time to time or discontinued. The court approvals previously granted were each valid for a period of six months. During 2018, 2019 and 2020 we did not repurchase any outstanding ordinary shares under this program.

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

•

We do not seek shareholder approval for equity compensation plans a practice which complies with the requirements of the Companies Law, but does not fully reflect the requirements of Rule 5635(c). Under Israeli law, we may amend our 2016 Plan by the approval of our board of directors, and without shareholder approval as is generally required under Rule 5635(c). Under Israeli law, the adoption and amendment of equity compensation plans, including changes to the reserved shares, do not require shareholder approval.

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
Erez Antebi
Chief Executive Officer and President

Dated: March 15, 2021

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

4.2	2016 Incentive Compensation Plan, as amended and restated (6)
4.3	Israeli Subplan (Appendix A) of the 2016 Incentive Compensation Plan, as amended and restated (7)
4.4	US Subplan (Appendix B) of the 2016 Incentive Compensation Plan, as amended and restated (8)
4.5	Manufacturing Agreement, dated July 19, 2007, by and between Flextronics (Israel) Ltd. and the Registrant (4)
4.6	Amendment No. 1, dated September 1, 2012, to the Manufacturing Agreement, dated July 19, 2007, by and between Flextronics (Israel) Ltd. and the Registrant (11)
4.7	Compensation Policy for Executive Officers and Directors (5)
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications), furnished herewith
15.1	Consent of Kost Forer Gabbay & Kasierer
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Label Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
___________________
(1)	Previously filed with the SEC on October 31, 2006 pursuant to a registration statement on Form F-1 (File No. 333-138313) and incorporated by reference herein.
(2)	Previously included in Exhibit 99.3 to the report of foreign private issuer on Form 6-K furnished to the SEC on November 1, 2018 and incorporated by reference herein.
(3)	Previously filed with the SEC on March 26, 2015 as Exhibit 4.8 to the annual report on Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.
(4)	Previously filed with the SEC on March 28, 2016 as Exhibit 5.1 to the annual report on Form 20-F for the year ended December 31, 2015 and incorporated by reference herein.
(5)

Previously included as Exhibit A-1 to the proxy statement included in Exhibit 99.1 to the report of foreign private issuer on Form 6-K furnished to the SEC on September 4, 2019 and incorporated by reference herein.

(6)	Previously filed with the SEC on March 23, 2017 as Exhibit 4.2 to the annual report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(7)	Previously filed with the SEC on March 23, 2017 as Exhibit 4.3 to the annual report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(8)	Previously filed with the SEC on March 23, 2017 as Exhibit 4.4 to the annual report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(9)	Previously included in Exhibit 99.1 to the report of foreign private issuer on Form 6-K furnished to the SEC on November 1, 2018 and incorporated by reference herein.
(10)	Previously included in Exhibit 99.2 to the report of foreign private issuer on Form 6-K furnished to the SEC on November 1, 2018 and incorporated by reference herein.
(11)	Previously filed with the SEC on March 22, 2018 as Exhibit 4.6 to the annual report on Form 20-F for the year ended December 31, 2017 and incorporated by reference herein.

ALLOT LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

U.S. DOLLARS IN THOUSANDS

ALLOT LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

U.S. DOLLARS IN THOUSANDS

- - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menahem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

ALLOT LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Allot LTD. (the "Company") as of December 31, 2020 and 2019 and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 15, 2021 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition
Description of the Matter

As described in Note 2.M to the consolidated financial statements, the Company derives revenues from sales of products, related maintenance and support services and professional services. The Company’s contracts with customers often contain multiple performance obligations which are accounted for separately when they are distinct. The Company allocates the transaction price to the distinct performance obligations on a relative standalone selling price basis and recognizes revenue when control is transferred. Product revenues are recognized at the point in time when the product has been delivered. The Company recognizes revenues from maintenance and support services ratably over the term of the applicable maintenance and support agreement. Revenues from professional services are recognized, when the services are provided or once the service term has expired.

Auditing the Company’s revenue recognition was complex due to the effort required to evaluate whether products and services are considered distinct performance obligations that should be accounted for separately. In addition, subjective assumptions used in developing the sated alone selling price of distinct performance obligations.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated design and tested the operating effectiveness of internal controls related to the identification of distinct performance obligations, the determination of the stand-alone selling prices and the timing of revenue recognition.

Among the procedures we performed to test the identification and determination of distinct performance obligations, for a sample of contracts, we read the executed contract to understand and evaluated management’s identification of significant terms for completeness, including the identification of distinct performance obligations.

To test management’s determination of stand-alone selling price for each performance obligation, we performed procedures to evaluate the methodology applied, tested the accuracy of the underlying data and calculations and the application of that methodology to the sample of contracts.

We also tested the mathematical accuracy of management’s calculations of revenue and the associated timing of revenue recognized in the financial statements.

We used Analytical tools in order to analyze and investigate and validate a full correlation between revenues, trade receivables and cash.

Finally, we assessed the appropriateness of the related disclosures in the consolidated financial statements.

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company's auditor since 2006.

Tel-Aviv, Israel

March 15, 2021

Kost Forer Gabbay & Kasierer 144 Menahem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ALLOT LTD.

Opinion on Internal Control over Financial Reporting

We have audited Allot LTD. internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO Criteria"). In our opinion, Allot LTD. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated March 15, 2021 expressed an unqualified opinion thereon.

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

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company's auditor since 2006.

Tel-Aviv, Israel

March 15, 2021

ALLOT LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2020	2019
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$23,599	$16,930
Restricted deposits	1,200	23,183
Short-term bank deposits	47,225	5,557
Available-for-sale marketable securities	27,178	61,012
Trade receivables (net of allowance for credit losses of $ 2,309 and $ 1,867 at December 31, 2020 and 2019, respectively)	20,685	29,008
Other receivables and prepaid expenses	14,205	6,528
Inventories	12,586	10,668

Total current assets	146,678	152,886

NON-CURRENT ASSETS:
Restricted deposits	-	10,913
Long-term bank deposits	215	-
Severance pay fund	434	387
Operating lease right-of-use assets	4,458	6,368
Deferred taxes	420	517
Other assets	2,975	926
Property and equipment, net	11,993	8,135
Intangible assets, net	2,744	3,354
Goodwill	31,683	31,683

Total non- current assets	54,922	62,283

Total assets	$201,600	$215,169

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2020	2019
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,092	$11,676
Employees and payroll accruals	14,138	12,041
Deferred revenues	26,658	36,360
Short-term operating lease liabilities	2,813	3,151
Other payables and accrued expenses	13,161	10,214

Total current liabilities	58,862	73,442

LONG-TERM LIABILITIES:
Deferred revenues	9,782	5,262
Long-term operating lease liabilities	1,835	3,820
Accrued severance pay	969	794

Total long-term liabilities	12,586	9,876

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.1 par value - Authorized: 200,000,000 shares at December 31, 2020 and 2019; Issued: 36,198,638 and 35,336,728 shares at December 31, 2020 and 2019, respectively; Outstanding: 35,382,638 and 34,520,728 shares at December 31, 2020 and 2019, respectively	896	871
Additional paid-in capital	283,065	276,112
Treasury stock at cost - 816,000 shares at December 31, 2020 and 2019.	(3,998)	(3,998)
Accumulated other comprehensive income (loss)	146	(525)
Accumulated deficit	(149,957)	(140,609)

Total shareholders' equity	130,152	131,851

Total liabilities and shareholders' equity	$201,600	$215,169

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2020	2019	2018
Revenues:
Products	$92,524	$67,440	$56,169
Services	43,398	42,660	39,668
Total revenues	135,922	110,100	95,837

Cost of revenues:
Products	28,524	22,743	20,061
Services	11,558	11,091	9,288

Total cost of revenues	40,082	33,834	29,349

Gross profit	95,840	76,266	66,488

Operating expenses:
Research and development (net of grant participations of $ 339, $ 378 and $ 374 for the years ended December 31, 2020, 2019 and 2018, respectively)	43,447	31,461	25,418
Sales and marketing	47,528	47,105	40,849
General and administrative	13,894	6,678	10,416

Total operating expenses	104,869	85,244	76,683

Operating loss	(9,029)	(8,978)	(10,195)
Financial income, net	1,857	1,960	2,208

Loss before income tax expense	(7,172)	(7,018)	(7,987)
Income tax expense	2,176	1,641	2,428

Net loss	$(9,348)	$(8,659)	$(10,415)

Unrealized gain (loss) on available-for-sale marketable securities	191	666	(216)
Net amount reclassified to earnings from available-for-sale marketable securities	(40)	4	(10)
Total comprehensive gain (loss) from available-for-sale marketable securities	151	670	(226)
Unrealized gain (loss) on foreign currency cash flow hedges transactions	723	(332)	(1,480)
Net amount reclassified to earnings from hedging transactions	(203)	(96)	903
Total comprehensive gain (loss) from hedge transactions	520	(428)	(577)

Total comprehensive loss	$(8,677)	$(8,417)	$(11,218)

Net loss per share:
Basic and diluted	$(0.27)	$(0.25)	$(0.31)

Weighted average number of shares used in per share computations of net loss:
Basic and diluted	35,007,201	34,250,582	33,710,507

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

						Accumulated deficit	Total shareholders' equity
	Ordinary shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive income (loss)
	Outstanding shares	Amount

Balance as of January 1, 2018	33,483,262	851	268,487	(3,998)	36	(122,247)	143,129

Cumulative effect of new accounting standard (See Note 1)	-	-	-	-	-	712	712
Exercise of stock options and restricted stock units	412,999	2	416	-	-	-	418
Stock-based compensation	-	-	2,862	-	-	-	2,862
Other comprehensive loss	-	-	-	-	(803)	-	(803)
Net loss	-	-	-	-	-	(10,415)	(10,415)

Balance as of December 31, 2018	33,896,261	853	271,765	(3,998)	(767)	(131,950)	135,903

Exercise of stock options and restricted stock units	624,467	18	974	-	-	-	992
Stock-based compensation	-	-	3,373	-	-	-	3,373
Other comprehensive income	-	-	-	-	242	-	242
Net loss	-	-	-	-	-	(8,659)	(8,659)

Balance as of December 31, 2019	34,520,728	871	276,112	(3,998)	(525)	(140,609)	131,851

Exercise of stock options and restricted stock units	861,910	25	1,810	-	-	-	1,835
Stock-based compensation	-	-	5,143	-	-	-	5,143
Other comprehensive income	-	-	-	-	671	-	671
Net loss	-	-	-	-	-	(9,348)	(9,348)

Balance as of December 31, 2020	35,382,638	896	283,065	(3,998)	146	(149,957)	130,152

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Cash flows from operating activities:

Net loss	$(9,348)	$(8,659)	$(10,415)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	4,312	4,359	3,834
Stock-based compensation	5,198	3,420	2,862
Capital loss	18	-	39
Increase (decrease) in accrued severance pay, net	128	(54)	16
Decrease (increase) in other assets	(2,048)	(326)	535
Decrease in accrued interest and amortization of premium on available-for sale marketable securities	357	343	804
Decrease (increase) in operating lease right-of-use asset	1,910	(6,368)	-
Increase (decrease) in operating leases liability	(2,323)	6,971	-
Decrease (increase) in trade receivables	8,323	(2,915)	(3,356)
Increase in other receivables and prepaid expenses	(7,272)	(3,168)	(1,101)
Increase in inventories	(1,918)	(253)	(3,448)
Decrease (increase) in long-term deferred taxes, net	96	(236)	20
Increase (decrease) in trade payables	(9,584)	3,863	1,945
Increase (decrease) in employees and payroll accruals	2,047	4,635	(1,178)
Increase (decrease) in deferred revenues	(5,182)	23,520	3,566
Increase (decrease) in other payables and accrued expenses	3,061	(9,040)	6,906

Net cash provided by (used in) operating activities	(12,225)	16,092	1,029

Cash flows from investing activities:

Decrease (increase) in restricted deposits	32,896	(33,374)	(294)
Redemption of (Investment in) short-term deposits	(41,883)	16,986	8,500
Purchase of property and equipment	(7,582)	(3,708)	(3,485)
Investment in available-for sale marketable securities	(1,219)	(39,950)	(34,777)
Proceeds from sales and maturity of available-for sale marketable securities	34,847	43,555	32,651
Acquisition of Netonomy, net of cash	-	-	(3,048)

Net cash provided by (used in) investing activities	17,059	(16,491)	(453)

ALLOT LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Cash flows from financing activities:

Proceeds from exercise of stock options	1,835	993	418

Net cash provided by financing activities	1,835	993	418

Increase in cash and cash equivalents	6,669	594	994
Cash and cash equivalents at the beginning of the year	16,930	16,336	15,342

Cash and cash equivalents at the end of the year	$23,599	$16,930	$16,336

Supplementary cash flow information:

Cash paid during the year for:

Taxes	$410	$473	$347

Non-cash activity:

Right-of-use assets obtained in the exchange for operating lease liabilities	$1,080	$1,208

The accompanying notes are an integral part of the consolidated financial statements.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-GENERAL

a.Allot Ltd. (the "Company") was incorporated in November 1996 under the laws of the State of Israel. The Company is engaged in developing, selling and marketing of leading innovative network intelligence (“AllotSmart”) and security solutions (“AllotSecure”) for mobile and fixed service providers as well as enterprises worldwide. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security including mobile security, distributed denial of service (DDoS) protection, IoT security, and more. AllotSmart generates insightful intelligence that allows CSPs to analyze every packet of network, user, application and security data, CSPs can see, control and secure their networks, optimizing performance, minimizing costs and maximizing end-user QoE. AllotSecure provide security service for the mass market and SMB at home, at work and on the go for mobile, fixed and 5G converged networks. AllotSecure enables customers to detect security breaches and protect networks and network users from attacks.

The Company's Ordinary Shares are listed in the NASDAQ Global Select Market under the symbol "ALLT" from its initial public offering in November 2006. Since November 2010, the Company's Ordinary Shares have been listed for trading in the Tel Aviv Stock Exchange as well.

The Company holds thirteen wholly-owned subsidiaries (the Company together with said subsidiaries shall collectively be referred to as "Allot"): Allot Communications, Inc. in Burlington, Massachusetts, United-States (the "U.S. subsidiary"), which was incorporated in 1997 under the laws of the State of California, Allot Communication Europe SARL in Sophia, France (the "European subsidiary"), which was incorporated in 1998 under the laws of France, Allot Communications Japan K.K. in Tokyo, Japan (the "Japanese subsidiary"), which was incorporated in 2004 under the laws of Japan, Allot Communication (UK) Limited (the "UK subsidiary"), which was incorporated in 2006 under the laws of England and Wales, Allot Communications (Asia Pacific) Pte. Ltd. ("the Singaporean subsidiary"), which was incorporated in 2006 under the laws of Singapore, Allot India Private Limited. (the "Indian subsidiary”), which was incorporated in 2012 under the laws of India and commenced its activity in 2013, Allot Communications Africa (PTY) Ltd. (the "African subsidiary”), which was incorporated in 2013 under the laws of South Africa, Allot Communications (Hong Kong) Limited (the "HK subsidiary”), which was incorporated in 2013 under the laws of Hong-Kong, Allot Communications Spain, S.L. Sociedad Unipersonal (the "Spanish subsidiary”), which was incorporated in 2015 under the laws of Spain, Allot Communications (Colombia) S.A.S (the "Colombian subsidiary”), which was incorporated in 2015 under the laws of Colombia and Allot MexSub (the "Mexican subsidiary"), which was incorporated in 2015 under the laws of Mexico, Allot Turkey Komunikasion Hizmeleri limited (the “Turkish subsidiary”), which was incorporated in 2018 under laws of Turkey, Allot Australia (PTY) LTD (the “Australian subsidiary”), which was incorporated in 2018 under the laws of Australia.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-GENERAL (Cont.)

The French, Singaporean, Indian, Colombian and U.S, subsidiaries are engaged in sales and marketing, technical support services and other services of the Company's products. The European (excluding Spanish), Japanese, UK, HK, African, Turkish and Australian subsidiaries are engaged in sales and marketing and other services.

The Spanish and Mexican subsidiaries commenced operations in 2015 and are engaged in the marketing, technical support and development activities of one of the Company's product lines.

b.Acquisition:

On January 14, 2018 (the "Netonomy acquisition date"), the Company entered into a purchase agreement with the shareholders of Netonomy LTD ("Netonomy"), a developer of software-based cybersecurity solutions for the connected home.

The total consideration for the acquisition was $3,765, which consisted of $ 3,180 paid in cash, holdback amount summing to $ 303 and additional contingent consideration at a fair value of $ 282 at the Netonomy acquisition date. As of December 31, 2020, the contingent consideration is estimated at a fair value of $ 834, The change in fair value of the contingent consideration was recorded to operating expenses.

According to the agreement, the holdback amount (“Holdback Amount”) summing to $ 1,100 would be held to partially satisfy any claims for indemnification. Such amount shall be paid in three installments consisting each one 40%, 40% and 20% of the Holdback amount following the first, second and 30-months anniversaries of the Closing Date, respectively. Notwithstanding the aforementioned, a sum of $ 797 out of the Holdback amount shall be paid provided that certain employees keep working in the Company during the here mentioned periods (“the Restricted Holdback Amount”). As of December 31, 2020 the Company has no Holdback liability.

In this agreement, the contingent consideration was payable over a two-and-a-half-year term, starting April 1, 2018 and ended September 30, 2020 ("Contingent Consideration Period") depending on the Company’s revenues from Netonomy’s technology, and has payments cap of $ 1,100. A maximum sum of $ 797 out of the contingent consideration amount shall be paid provided that certain employees keep working in the Company during the mentioned period. The obligations in respect of the holdback amount and the contingent consideration are presented under Other payables and accrued expenses.

As of December 31, 2020, the Contingent Consideration Period ended however, the Contingent Consideration was not settled yet.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-GENERAL (Cont.)

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

The acquired assets are net of cash balance of $132.

IPR&D is related to new technology that is still under development. Netonomy’s solution provides a simple, reliable and secure network for connected homes through a minimal footprint agent installed on the home router, which provides visibility into the network and blocks external and internal attacks. Acquisition costs in a total amount of $49 were recorded to operating expenses. The Company started to depreciate the IPR&D asset from Q3 2019 as the R&D phase was completed and the related product was ready to be sold.

Unaudited pro forma condensed results of operations:

Pro forma results of operations related to this acquisition have not been prepared because they are not material to the Company’s consolidated Statements of Comprehensive Loss.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

a.Use of estimates:

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

The novel coronavirus (“COVID-19”) pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions, and the extent of its impact on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and the impact on the Company’s customers and its sales cycles. The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the period ended December 31, 2020. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change materially in future periods.

b. Financial statements in U.S. dollars:

The majority operation of the Company and its subsidiaries are generated in U.S. dollars ("dollar") or linked to the dollar. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

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

c.Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

d.Cash and cash equivalents:

The Company considers all unrestricted highly liquid investments which are readily convertible into cash, with a maturity of three months or less at the date of acquisition, to be cash equivalents.

e.Restricted deposits:

The restricted deposits are held in favor of financial institutions in respect of fulfillment of forward contracts and operating obligations.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year at the balance sheet date. The deposits are in dollars and bear interest at an annual weighted average rate of 0.85% and 2.33% at December 31, 2020 and 2019, respectively. In connection with the Company's hedging transactions, the Company is required to maintain compensating deposits balances in the bank. Out of the short-term bank deposits, a total of $2,500 is due to the hedging transactions as of December 31, 2020 and 2019.

g.Trade Receivable and Allowances:

Trade receivables are recorded and carried at the original invoiced amount which was recognized as revenues less an allowance for any potential uncollectible amounts. The Company makes estimates of expected credit losses for the allowance for doubtful accounts and allowance for unbilled receivables based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The estimated credit loss allowance is recorded as general and administrative expenses on the Company’s consolidated statements of income (loss).

The follow table displays a rollforward of the total allowance for credit losses for the years ended December 31, 2020, 2019, and 2018.

	2020	2019	2018

Total allowance for credit losses – January 1	1,867	1,415	1,292
Current-period provision for expected credit losses	1,894	866	504
Write-offs	(934)	(3)	(11)
Recoveries collected	(518)	(411)	(370)

Total allowance for credit losses – December 31	2,309	1,867	1,415

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.Marketable securities:

Marketable securities consist mainly of corporate bonds. The Company determines the appropriate classification of marketable securities at the time of purchase and re-evaluates such designation at each balance sheet date. In accordance with FASB ASC No. 320 “Investments- Debt and Equity Securities,” the Company classifies marketable securities as available-for-sale. Available-for-sale securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of stockholders’ equity, net of taxes. Realized gains and losses on sales of marketable securities, as determined on a specific identification basis, are included in financial income, net. The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in financial income, net. The Company has classified all marketable securities as short-term, even though the stated maturity date may be one year or more beyond the current balance sheet date, because it is probable that the Company will sell these securities prior to maturity to meet liquidity needs or as part of risk versus reward objectives.

Starting on January 1, 2020, as a result of the adoption of ASC 326, available-for-sale debt securities with an amortized cost basis in excess of estimated fair value are assessed to determine what amount of that difference, if any, is caused by expected credit losses. Expected credit losses on available-for-sale debt securities are recognized in interest and other income (expense), net, on the Company’s consolidated statements of income (loss), and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in stockholders' equity. As of December 31,2020, no credit loss impairment was recorded regarding the available for sale marketable securities.

Prior to the adoption of ASC 326, The Company's securities were reviewed for impairment in accordance with ASC 320. If such assets considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be Other-Than-Temporary Impairment (OTTI). Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. Based on the above factors, the Company concluded that unrealized losses on its available-for-sale securities, for the years ended 2020, 2019 and 2018, were not OTTI.

i.Inventories:

Inventories are stated at the lower of cost or net realizable value. Inventory write-offs are provided to cover risks arising primarily from end of life products and from slow-moving items, technological obsolescence, and excess inventory. Inventory write-offs during the years ended December 31, 2020, 2019 and 2018 amounted to $ 1,928, $ 629 and $ 2,231, respectively, and were recorded in cost of revenues.

Provision for slow moving inventory as of December 31, 2020 and 2019 amounted to $ 4,624 and $ 2,839, respectively.

Inventory cost is determined using the weighted average cost method.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Lab equipment	16 - 25
Computers and peripheral equipment	33
Office furniture	6
Equipment at customer site	16
Leasehold improvements	Over the shorter of the term of the lease or the useful life of the asset

k.Goodwill:

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

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If the Company elects not to use this option, or if the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company prepares a quantitative analysis to determine whether the carrying value of reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, the Company recognizes an impairment of goodwill for the amount of this excess, in accordance with the guidance in FASB Accounting Standards Update ("ASU") No. 2017-04, Intangibles - Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment, which we adopted as of January 1, 2020.

The Company operates in one operating segment, and this segment comprises its only reporting unit. The Company has performed an annual impairment analysis as of December 31, 2020 and determined that the carrying value of the reporting unit was lower than the fair value of the reporting unit. Fair value is determined using market value. During the years 2020, 2019 and 2018, no impairment losses were recorded.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.Impairment of long-lived assets and intangible assets subject to amortization:

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

The Company has performed an annual impairment analysis as of December 31, 2020 and determined that there were no circumstances indicate the asset’s carrying value may not be recoverable. During the years 2020, 2019 and 2018, no impairment losses were recorded.

m.Revenue recognition:

The Company generates revenues mainly from selling its products along with related maintenance and support services. At times, these arrangements may also include professional services, such as installation services or training. Some of the Company’s product sales are through resellers, distributors, OEMs and system integrators, all of whom are considered end-users. The Company also generates revenues from services, in which the Company provides network filtering and security services to its customers.

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

Some of the Company's contracts usually include combinations of products and services, that are capable of being distinct and accounted for as separate performance obligations. The products are distinct as the customer can derive the economic benefit of it without any professional services, updates or technical support. The Company allocates the transaction price to each performance obligation based on its relative standalone selling price out of the total consideration of the contract. For support, the Company determines the standalone selling prices based on the price at which the Company separately sells a renewal support contract on a stand-alone basis. For professional services, the Company determines the standalone selling prices based on the price at which the Company separately sells those services on a stand-alone basis. If the standalone selling price is not observable, the Company estimates the standalone selling price by taking into account available information such as geographic or regional specific factors, internal costs, profit objectives, and internally approved pricing guidelines related to the performance obligation.

Product revenue is recognized at a point in time when the performance obligation is being satisfied. Maintenance and support related revenues are deferred and recognized on a straight-line basis over the term of the applicable maintenance and support agreement. Professional services are usually recognized at a point in time when the performance obligation is being satisfied.

The Company also enters into service contracts, in which the Company provide security as a service solution to operators, which the Company considers as its customers. The Company's security as a service solution is offered to operators on a Revenue Share business model, where both the Company and the operator share the revenue generated from the operator's subscribers. Most of the Company's security as a service contracts contain a single performance obligation comprised of series of distinct goods and services satisfied over time. The contracts consideration is based on usage by the operator's subscribers. As such, the Company allocates the variable consideration in those contracts to distinct service periods in which the service is provided and recognizes revenue for each distinct service period.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred revenue includes amounts received from customers for which revenue has not yet been recognized. Deferred revenues are classified as short and long-term based on their contractual term and recognized as (or when) the Company performs under the contract.

The portion of the transaction price allocated to remaining performance obligations represents contracts that have not yet been recognized that include deferred revenue and amounts not yet received that will be recognized as revenue in future periods. The aggregate amount of the transaction price allocated to remaining performance obligations that the Company expects to recognize is $ 110 million of which approximately $77 million is estimated to be recognized before December 31, 2021 and approximately $33 million is estimated to be recognized after December 31, 2021.

The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

The Company pays sales commissions to sales and marketing personnel based on their certain predetermined sales goals. The company evaluates its commission and capitalize only incremental commissions costs which are considered recoverable costs of obtaining a contract with a customer. These capitalized sales commissions costs are amortized over a period of benefit which is typically over the term of the customer contracts as initial commission rates are commensurate with the renewal commission rates. Amortization expenses related to these costs are included in sales and marketing expenses in the consolidated statements of operations. For the year ended December 31, 2020, the amortization of deferred commission was $1,286. The Company uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

The Company estimated variable consideration related to product returns based on its experience with historical product returns and other known factors. Such provisions amounted to $290 and $163 as of December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, this provision was recorded as part of other payables and accrued expenses.

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

n.Cost of revenues:

Cost of revenues consists primarily of costs of materials and the cost of maintenance and services, resulting from costs associated with support, customer success and professional services.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.Advertising expenses:

Advertising expenses are charged to the statement of comprehensive loss, as incurred. Advertising expenses for the years ended December 31, 2020, 2019 and 2018 amounted to $ 1,103, $ 1,274 and $ 1,270, respectively.

p.Research and development costs:

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

q.Severance pay:

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

Severance expense for the years ended December 31, 2020, 2019 and 2018, amounted to $ 3,619, $ 2,249 and $ 1,950, respectively.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.Accounting for stock-based compensation:

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

The following table sets forth the total stock-based compensation expense resulting from stock options, restricted share units and Phantoms granted to employees included in the consolidated statements of comprehensive loss, for the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31,
	2020	2019	2018

Cost of revenues	$355	$264	$316
Research and development	1,368	847	678
Sales and marketing	2,145	1,257	928
General and administrative	1,330	1,052	940

Total stock-based compensation expense	$5,198	$3,420	$2,862

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company selected the binomial option pricing model as the most appropriate fair value method for its stock options awards with the following assumptions for the years ended December 31, 2018:

Year ended December 31,
2018

Suboptimal exercise multiple	2.9-3.5
Risk free interest rate	2.09%-3.05%
Volatility	26%-47%
Dividend yield	0%

The expected annual post-vesting and pre-vesting forfeiture rates affects the number of exercisable options. Based on the Company's historical experience, the pre-vesting and post-vesting are in the range of 0%-33% and 0%-41%, respectively, in the years 2020, 2019 and 2018. During 2019 and 2020 no options were granted by the Company.

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

The option pricing model of the of restricted stock units ("RSUs") is based on the closing market value of the underlying shares at the date of grant.

s.Treasury stock:

In the past, the Company repurchased its Ordinary shares on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity.

t.Concentration of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, short-term bank deposits, trade receivables and derivative instruments.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The majority of cash and cash equivalents and short-term deposits of the Company are invested in dollar deposits in major U.S. and Israeli banks. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, the cash and cash equivalents and short-term bank deposits may be redeemed upon demand, and therefore, bear minimal risk.

Marketable securities include investments in dollar linked corporate and government bonds. Marketable securities consist of highly liquid debt instruments with high credit standing. The Company’s investment policy, approved by the Board of Directors, limits the amount the Group may invest in any one type of investment or issuer, thereby reducing credit risk concentrations. Management believes that the portfolio is well diversified and, accordingly, minimal credit risk exists with respect to these marketable debt securities.

The Company's trade receivables are derived from sales to customers located in EMEA, as well as in APAC, Latin America and the United States. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its customers and establishes an allowance for credit losses on a specific basis. Allowance for credit losses amounted to $ 2,309 and $ 1,867 as of December 31, 2020 and 2019, respectively.

The Company utilizes foreign currency forward contracts to protect against risk of overall changes in exchange rates. The derivative instruments hedge a portion of the Company's non-dollar currency exposure. Counterparties to the Company’s derivative instruments are all major financial institutions and its exposure is limited to the amount of any asset resulting from the forward contracts.

u.Grants from the Israel Innovation Authority:

Participation grants from the Israel Innovation Authority (Previously known as the Office of the Chief Scientist) for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development non royalty bearing grants recognized amounted to $ 339, $ 378 and $ 374 in 2020, 2019 and 2018, respectively.

v.Income taxes:

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

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The deferred tax assets and liabilities are classified to non-current assets and liabilities, respectively.

ASC No. 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company classifies interest related to unrecognized tax benefits in taxes on income.

w.Basic and diluted net income (loss) per share:

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

For the years ended December 31, 2020, 2019 and 2018, all outstanding options and RSUs have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive. See Note 16. The amount of those options and RSU’s was: 2,897,273, 3,105,801, 2,998,174 respectively.

x.Comprehensive loss:

The Company accounts for comprehensive loss in accordance with Accounting Standards Codification No. 220, "Comprehensive Income" ("ASC No. 220"). This statement establishes standards for the reporting and display of comprehensive loss and its components in a full set of general purpose financial statements. Comprehensive loss represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to shareholders. The Company determined that its items of other comprehensive loss relate to unrealized gains and losses on hedging derivative instruments and unrealized gains and losses on available-for-sale marketable securities.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table shows the components and the effects on net loss of amounts reclassified from accumulated other comprehensive loss as of December 31, 2020:

	Year ended December 31, 2020
	Unrealized gain (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Total

Balance as of December 31, 2019	$321	$(846)	$(525)
Changes in other comprehensive income before reclassifications	191	723	914
Amounts reclassified from accumulated other comprehensive loss to:
Cost of revenues	-	(5)	(5)
Operating expenses	-	(198)	(198)
Financial income, net	(40)	-	(40)

Net current-period other comprehensive income	151	520	671

Balance as of December 31, 2020	$472	$(326)	$146

There was no income tax expense or benefit allocated to other comprehensive income, including reclassification adjustments for the year ended December 31, 2020.

y.Fair value of financial instruments:

The carrying amounts of short-term bank deposits, trade receivables, other receivables, trade payables and other payables approximate their fair value due to the short-term maturities of such instruments.

The Company measures its cash and cash equivalents, marketable securities, derivative instruments and earn-out considerations at fair value. Fair value is an exit price, representing the amount that would be received if the Company were to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The Company uses a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -Include other inputs that are directly or indirectly observable in the marketplace, other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions, or other inputs that are observable (model-derived valuations in which significant inputs are observable), or can be derived principally from or corroborated by observable market data; and

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Level 3 -Unobservable inputs which are supported by little or no market activity.

The Company categorized each of its fair value measurements in one of those three levels of hierarchy. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company measures its marketable securities and foreign currency derivative contracts at fair value. Marketable securities and foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Company's earn-out considerations were classified within Level 3. In previous years, the valuation methodology used by the Company to calculate the fair value consideration is the discounted cash flow using the Monte-Carlo simulation method by taking into account, forecast future revenues, expected volatility of 42.5% for Optenet and 20.7% for Netonomy and the weighted average cost of debt of 2%.

As of December 31, 2020, no fair value measurement is required for both earn-outs. See Note 4.

z.Derivatives and hedging:

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

aa.Business combinations:

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

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ab.Lease:

On January 1, 2019, the Company adopted ASU No. 2016-02, Leases (ASC 842). The Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of an identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout lease period, and (3) whether the Company has a right to direct the use of the asset. The Company elected to not recognize a lease liability and a right-of-use (“ROU”) asset for leases with a term of twelve months or less. The Company also elected the practical expedient to not separate lease and non-lease components for its leases.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make minimum lease payments arising from the lease. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured at lease commencement date based on the discounted present value of minimum lease payments over the lease term. The implicit rate within the company's operating leases is generally not determinable, therefore the Company uses the it's Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend or terminate the lease.

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

ac.Warranty costs:

The Company generally provides three months software and a one-year hardware warranty for its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's experience. Warranty expenses for the years ended December 31, 2020, 2019 and 2018 were immaterial.

ad.Recently Adopted Accounting Pronouncements:

On January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, “Financial Instruments – Credit Losses on Financial Instruments” (“ASU 2016-13”), which requires that expected credit losses relating to financial assets be measured on an amortized cost basis and available-for-sale debt securities be recorded through an allowance for credit losses. ASU 2016-13 limits the amount of credit losses to be recognized for available-for-sale debt securities to the amount by which carrying value exceeds fair value and also requires the reversal of previously recognized credit losses if fair value increases. The Company adopted ASU 2016-13 using the modified retrospective approach as of January 1, 2020. The adoption by the Company of the new guidance did not have a material impact on its consolidated financial statements.

On January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment" ("ASU 2017-04"). ASU 2017-04 eliminates the requirement to measure the implied fair value of goodwill by assigning the fair value of a reporting unit to all assets and liabilities within that unit (the "Step 2 test") from the goodwill impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited by the amount of goodwill in that reporting unit. The adoption did not have a material impact on the Company’s consolidated financial statements.

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

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

ae.Recently Issued Accounting Pronouncement Not Yet Adopted:

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

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31, 2020				December 31, 2019
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Available-for-sale - matures within one year:
Governmental debentures	$-	$-	$-	$-	$449	$1	$-	$450
Corporate debentures	12,611	97	-	12,708	30,928	79	(8)	30,999

	12,611	97	-	12,708	31,377	80	(8)	31,449
Available-for-sale - matures after one year through three years:
Governmental debentures	379	3	-	382	855	1	-	856
Corporate debentures	13,181	364	-	13,545	23,653	197	(7)	23,843

	13,560	367	-	13,927	24,508	198	(7)	24,699
Available-for-sale - matures after three years through five years:
Corporate debentures	535	8	-	543	4,806	58	-	4,864
	535	8	-	543	4,806	58	-	4,864
	$26,706	$472	$-	$27,178	$60,691	$336	$(15)	$61,012

As of December 31, 2020, the Company had no investments with a significant unrealized loss for more than 12 months.

As of December 31,2020, no credit loss impairment was recorded regarding the available for sale marketable securities.

NOTE 4:-FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, the Company measures its marketable securities and foreign currency derivative instruments at fair value. Cash equivalents and available for sale marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

In previous years, the earn-out liability related to the acquisitions of Optenet and Netonomy are classified within Level 3 because these liabilities were based on present value calculations and an external valuation model whose inputs include market interest rates, estimated operational capitalization rates and volatilities. The fair value of the consideration was determined according to discounted cash flow. As of December 31, 2020 no valuation was needed for both Openet and Netonomy earn-outs.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-FAIR VALUE MEASUREMENTS (Cont.)

The Company's financial net assets measured at fair value on a recurring basis, including accrued interest components, consisted of the following types of instruments as of December 31, 2020 and 2019, respectively:

	As of December 31, 2020
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Available-for-sale marketable securities	$-	$27,178	$-	$27,178
Foreign currency derivative contracts	-	(952)	-	(952)

Total financial net assets	$-	$26,226	$-	$26,226

	As of December 31, 2019
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Available-for-sale marketable securities	$-	$61,012	$-	$61,012
Foreign currency derivative contracts	-	(871)	-	(871)
Earn-out liability	-	-	(1,100)	(1,100)

Total financial net assets	$-	$60,141	$(1,100)	$59,041

NOTE 5:-DERIVATIVE INSTRUMENTS

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

NOTE 5:-DERIVATIVE INSTRUMENTS (Cont.)

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

The Company records all derivatives on the consolidated balance sheets at fair value in accordance with ASC No. 820 at Level 2. Cash flow hedges are recorded in other comprehensive income (loss) until the hedged item is recognized in earnings. The Company does not enter into derivative transactions for trading purposes. The net income (loss) recognized in "Financial income (expense), net" during the years ended December 31, 2020, 2019 and 2018 was $1,200, $534 and $1,480, respectively.

The Company had a net unrealized loss associated with cash flow hedges of $326 and $846 recorded in other comprehensive loss as of December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, the Company had outstanding hedge transactions in the net amount of $ 8,700 and $ 36,169, respectively.

The fair value of the outstanding foreign exchange contracts recorded by the Company on its consolidated balance sheets as of December 31, 2020 and 2019, as assets and liabilities are as follows:

Foreign exchange forward and		December 31,
options contracts	Balance sheet	2020	2019

Fair value of foreign exchange hedge transactions	Other receivables and prepaid expenses	$2,258	$158
Fair value of foreign exchange hedge transactions	Other payables and accrued expenses	(3,224)	(1,041)

Total derivatives designated as hedging instruments	Other Comprehensive loss	$(326)	$(846)

Gain or loss on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive loss to operating expenses and cost of revenues for the years ended December 31, 2020, 2019 and 2018 were $ 203, $ (96) and $ 903, respectively.

Non-designated hedges:

The Company also uses foreign currency forward contracts to mitigate variability in gains and losses generated from the re-measurement of certain monetary assets and liabilities denominated in foreign currencies. These derivatives do not qualify for special hedge accounting treatment. These derivatives are carried at fair value with changes recorded in financial income, net. Changes in the fair value of these derivatives are largely offset by the re-measurement of the underlying assets and liabilities. The derivatives have maturities of up to twelve months.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-DERIVATIVE INSTRUMENTS (Cont.)

As of December 31, 2020 and 2019, the Company’s outstanding non-hedge transactions were $ 13,773 and $ 15,741, respectively.

The fair value of the outstanding non-designated foreign exchange contracts recorded by the Company on its consolidated balance sheets as of December 31, 2020 and 2019, as assets and liabilities are as follows:

Foreign exchange forward and		December 31,
options contracts	Balance sheet	2020	2019

Fair value of foreign exchange non-designated hedge transactions	Other receivables and prepaid expenses	$-	$12

Fair value of foreign exchange non-designated hedge transactions	Other payables and accrued expenses	(13)	-

Total derivatives non-designated as hedging instruments		$(13)	$12

NOTE 6:-OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2020	2019

Prepaid expenses	$6,495	$3,957
Government authorities	2,403	1,773
Prepayment to OEM	2,359	-
Foreign currency derivative contracts	2,285	170
Short-term lease deposits	231	195
Grants receivable from the OCS	103	-
Others	329	433

	$14,205	$6,528

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-INVENTORIES

	December 31,
	2020	2019

Raw materials	$1,299	$1,264
Finished goods	11,287	9,404

	$12,586	$10,668

As of December 31, 2020 and 2019, the finished products line item above includes deferral of the cost of goods sold for which revenue was not yet recognized in the amount of approximately $ 4,246 and $ 2,958, respectively.

NOTE 8:-PROPERTY AND EQUIPMENT, NET

	December 31,
	2020	2019
Cost:
Lab equipment	$17,624	$17,548
Computers and peripheral equipment	13,090	22,374
Office furniture and equipment	1,454	1,356
Leasehold improvements	3,134	2,557
Lease equipment	2,976	930

	38,278	44,765
Accumulated depreciation:
Lab equipment	13,511	14,548
Computers and peripheral equipment	10,501	20,145
Office furniture and equipment	575	659
Leasehold improvements	1,224	1,162
Lease equipment	474	116

	26,285	36,630

Depreciated cost	$11,993	$8,135

Depreciation expense for the years ended December 31, 2020, 2019 and 2018 was $ 3,704, $ 2,752 and $ 2,203, respectively.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-INTANGIBLE ASSETS, NET

a.The following table shows the Company's intangible assets for the periods presented:

	Weighted Average Useful life	December 31,
	(Years)	2020	2019
Original Cost:

Technology	3.8	$9,111	$9,111
Backlog	2.8	1,877	1,877
Customer relationships	4.4	3,592	3,592
IP R&D	6	3,659	3,659

		$18,239	$18,239
Accumulated amortization:

Technology		$9,111	$9,111
Backlog		1,877	1,877
Customer relationships		3,592	3,592
IP R&D		915	305

		$15,495	$14,885

Amortized cost		$2,744	$3,354

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-INTANGIBLE ASSETS, NET (Cont.)

b.Amortization expense for the years ended December 31, 2020, 2019 and 2018 were $ 610, $ 1,607 and $ 1,631, respectively.

c.Estimated amortization expense for the years ending:

Year ending December 31,

2021	610
2022	610
2023	610
Thereafter	914

Total	2,744

NOTE 10:-OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2020	2019

Accrued expenses	$4,920	$3,887
Government authorities	3,723	3,061
Foreign currency derivative contracts	3,237	1,041
Holdback and contingent earnout	837	1,575
Provision for returns	290	163
Advances from customers	7	253
Others	147	234

	$13,161	$10,214

NOTE 11:-COMMITMENTS AND CONTINGENT LIABILITIES

a.Lease commitments:

The Group's facilities are leased under several lease agreements for periods ending up to 2023, with options to extend the leases ending up to 2026.

In addition, the Company has various operating lease agreements with respect to motor vehicles.

Lease expenses of office rent and vehicles for the years ended December 31, 2020, 2019 and 2018 were approximately $3,282, $3,129 and $2,934, respectively. Expenses for short-term leases in 2020 were $ 119.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The following table represents the weighted-average remaining lease term and discount rate:

Year ended December 31, 2020

Weighted average remaining lease term	2.02 years
Weighted average discount rate	1.8%

The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

Maturities of operating lease liabilities were as follows:

Year ending December 31,
2021	$2,836
2022	1,358
2023	368
2024	120
2025 and thereafter	61

Total lease payments	$4,743

Less - imputed interest	$(95)

Present value of lease liabilities	$4,648

During the year ended December 31, 2020 the short-term maturities of operating lease liabilities which were not recognized under ASU No. 2016-02, Leases (ASC 842) were $ 139.

b.Major subcontractor:

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

c.Liens and guarantees:

As of December 31, 2020, the Company has provided bank guarantees in respect of prepayments from customers in an aggregate amount of approximately $ 501, in addition to bank guarantees in favor of leases agreements in an aggregate amount of approximately $ 503.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.Litigations:

As of December 31, 2020, there are no open litigation against the Company.

NOTE 12:-SHAREHOLDERS' EQUITY

a.Company's shares:

As of December 31, 2020, the Company's authorized share capital consists of NIS 20,000,000 divided into 200,000,000 Ordinary Shares, par value NIS 0.1 per share. Ordinary Shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends if declared.

b.Stock option plan:

A summary of the Company's stock option activity, pertaining to its option plans for employees and related information is as follows:

	Year ended December 31,
	2020		2019		2018
	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price

Outstanding at beginning of year	1,453,741	$7.59	1,736,143	$7.26	2,189,297	$7.63
Granted	-	$-	-	$-	62,200	$5.91
Forfeited	(28,657)	$17.47	(59,107)	$10.05	(414,617)	$9.79
Exercised	(290,828)	$6.25	(223,295)	$4.36	(100,737)	$4.07

Outstanding at end of year	1,134,256	$7.68	1,453,741	$7.59	1,736,143	$7.26

Exercisable at end of year	1,065,498	$7.83	1,240,005	$8.01	1,281,665	$8.02

Vested and expected to vest	1,132,007	$7.68	1,442,990	$7.61	1,464,802	$7.65

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal years 2020, 2019 and 2018 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders if all option holders exercised their options on December 31, 2020, 2019 and 2018, respectively. This amount may change based on the fair market value of the Company's stock. The total intrinsic value of options outstanding at December 31, 2020, 2019 and 2018, were $ 4,578, $ 3,510 and $ 1,518, respectively.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-SHAREHOLDERS' EQUITY (Cont.)

The total intrinsic value of exercisable options at December 31, 2020, 2019 and 2018, were approximately $ 4,226, $ 2,791 and $ 1,058, respectively. The total intrinsic value of options vested and expected to vest at December 31, 2020, 2019 and 2018, were approximately $ 4,568, $ 3,399 and $ 1,246, respectively.

The total intrinsic value (the difference between the Company's closing stock price on the exercise date and the exercise price) of options exercised during the years ended December 31, 2020, 2019 and 2018 were approximately $ 1,437, $ 769 and $ 201, respectively. The weighted-average grant-date fair value of the options granted during the year ended on December 31, 2018 was $ 2.89. No options were granted during 2020 and 2019. The number of options vested during the year ended December 31, 2020 was 116,321. The weighted-average remaining contractual life of the outstanding options as of December 31, 2020 is 2.67 years. The weighted-average remaining contractual life of exercisable options as of December 31, 2020 is 2.58 years.

The options outstanding as of December 31, 2020, have been classified by exercise price, as follows:

Exercise price	Shares upon exercise of options outstanding as of December 31, 2020	Weighted average remaining contractual life	Shares upon exercise of options exercisable as of December 31, 2020
		Years

$23.31-27.58	49,500	1.66	49,500
$15.2-17.07	46,936	1.02	46,936
$10.0 -14.68	140,150	2.74	140,150
$5.01-9.7	360,605	2.27	319,253
$0.1-4.95	537,065	3.16	509,659

	1,134,256		1,065,498

The following provides a summary of the restricted stock unit activity for the Company for the two years ended December 31, 2020:

	Year ended December 31,
	2020		2019
	Number of shares upon exercise	Weighted average share price	Number of shares upon exercise	Weighted average share price

Outstanding at beginning of year	1,652,060	$6.53	1,252,031	$5.45
Granted	869,250	$10.96	1,001,000	$7.53
Vested	(570,000)	$10.69	(401,904)	$7.53
Forfeited	(188,293)	$10.01	(199,067)	$7.61

Unvested at end of year	1,763,017	$8.63	1,652,060	$6.53

As of December 31, 2020, $ 120 and $ 13,091 unrecognized compensation cost related to stock options and RSUs respectively is expected to be recognized over a weighted average vesting period of 2.33 years.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-SHAREHOLDERS' EQUITY (Cont.)

Under the terms of the above option plans, options may be granted to employees, officers, directors and various service providers of the Company and its subsidiaries. The options vest over a four-year period, subject to the continued employment of the employee. The options generally expire no later than ten years from the date of the grant. The exercise price of the options at the date of grant under the plans may not be less than the nominal value of the shares into which such options are exercised, any options, which are forfeited or cancelled before expiration, become available for future grants. As of December 31, 2020, 72,373 Ordinary shares are available for future issuance under the option plans.

In addition to granting stock options, the Company granted 869,250 and 1,001,000 RSUs in 2020 and 2019, respectively under the 2016 option plan. RSUs vest over a period of between three to four years, subject to the continued employment of the employee. RSUs that are cancelled or forfeited become available for future grants.

NOTE 13:-TAXES ON INCOME

a.Corporate tax rates:

The Israeli corporate income tax rate was 23% in 2020, 2019 and 2018.

b.Foreign Exchange Regulations:

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

c.Tax benefits under Israel's law for the Encouragement of Capital Investments, 1959 ("the Law"):

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

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-TAXES ON INCOME (Cont.)

According to the provisions of the Law under the alternative track, the Company's income attributable to the Approved Enterprise program may be tax-exempt for a period of two years commencing with the year it first earns taxable income, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five to eight years depending upon the level of foreign ownership of the Company.

The Law was significantly amended effective April 1, 2005 ("the 2005 - Amendment"). The 2005 - Amendment includes revisions to the criteria for investments qualified to receive tax benefits as a Beneficiary Enterprise and among other things, simplifies the approval process. The Amendment applies to new investment programs. Therefore, investment programs commencing after December 31, 2004, do not affect the approved programs of the Company. The Company elected 2006 and 2009 as "year of election" under the 2005 - Amendment. As at December 31, 2020 the Beneficiary Enterprise programs are no longer in effect as the 12-year activation period commencing on the election year has ended.

In addition, the 2005-Amendment provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval. Therefore, the Company's existing Approved Enterprise will generally not be subject to the provisions of the 2005 - Amendment.

The entitlement to the Approved Enterprise benefits is contingent upon the fulfillment of the conditions stipulated in the Law, regulations published thereunder and the criteria set forth in the specific letters of approval. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and linked to changes in the Israeli CPI. As of December 31, 2020, management believes that the Company meets the aforementioned conditions.

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

As of December 31, 2020, there is no income earned by the Company Israel’s “Approved Enterprises” and “Beneficiary Enterprise”.

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

NOTE 13:-TAXES ON INCOME (Cont.)

Similarly to "Beneficiary Company", a Preferred Company is an industrial company owning a Preferred Enterprise which meets certain conditions (including a minimum threshold of 25% export). However, under this legislation the requirement for a minimum investment in productive assets was cancelled.

Under the 2011 Amendment, a uniform corporate tax rate will apply to all qualifying income of the Preferred Company, as opposed to the former law, which was limited to income from the Approved Enterprises and Beneficiary Enterprise during the benefits period. The uniform corporate tax rate was 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel during 2016 and 2017. Effective July 1, 2021 income of a Preferred Enterprise attributable to assets other than the industrial assets of the company, such as marketing intangibles, will be subject to the standard corporate tax rate.

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

The December 2016 amendment also prescribes special tax tracks for technological enterprises, the new tax tracks under the amendment are as follows:

Technological preferred enterprise - an enterprise whose total consolidated revenues (parent company and all subsidiaries) is less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property as such is determined by applying the specifications of the Law and the regulations promulgated thereunder (in development area A - a tax rate of 7.5%).

Special technological preferred enterprise - an enterprise whose total consolidated revenues (parent company and all subsidiaries) exceeds NIS 10 billion. Such enterprise will be subject to tax at a rate of 6% on profits deriving from intellectual property, regardless of the enterprise’s geographical location. Income of the Preferred Technological Enterprise or a Special Preferred Technological Enterprise, which is not derived from its intellectual property is subject to tax at the ordinary corporate tax rate.

Under the transition provisions of the 2016 Amendment, the Company may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-TAXES ON INCOME (Cont.)

d.Tax benefits under the law for the Encouragement of Industry (Taxes), 1969 (the "Encouragement Law"):

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

e.Pre-tax income (loss) is comprised as follows:

	Year ended December 31,
	2020	2019	2018

Domestic	$(8,722)	$(8,934)	$(9,877)
Foreign	1,550	1,916	1,890

	$(7,172)	$(7,018)	$(7,987)

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-TAXES ON INCOME (Cont.)

f.A reconciliation of the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expenses is as follows:

	Year ended December 31,
	2020	2019	2018

Loss before taxes on income	$(7,172)	$(7,018)	$(7,987)

Theoretical tax income computed at the Israeli statutory tax rate (23% for the years 2020, 2019 and 2018, respectively)	$(1,650)	$(1,614)	$(1,837)

Changes in valuation allowance	1,979	951	1,189
Increase in losses and temporary differences due to change in Israeli corporate and “Approved Enterprise" tax	-	-	659
Write off of prepaid and withholding taxes	1,066	1,536	1,828
Foreign tax rates differences related to subsidiaries	35	44	50
Non-deductible expenses	72	470	147
Other expenses and Exchange rate differences	(383)	(143)	(82)
Non-deductible share-based compensation expense	557	397	474
Change in expense associated with tax positions for current year	500	-	-

Actual tax expense	$2,176	$1,641	$2,428

g.Income tax expense is comprised as follows:

	Year ended December 31,
	2020	2019	2018

Current taxes	$513	$341	$580
Deferred taxes expense (benefit)	97	(236)	20
Write off of prepaid and withholding taxes	1,066	1,536	1,828
Change in expense associated with tax positions for current year	500	-	-

	$2,176	$1,641	$2,428

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-TAXES ON INCOME (Cont.)

h.Net operating losses carry forward:

The Company has accumulated net operating losses for tax purposes as of December 31, 2020, in the amount of approximately $82,080, which may be carried forward and offset against taxable income in the future for an indefinite period. In December 2014, the Israeli Tax Authorities approved a final tax ruling with respect to the Company’s acquisition of Oversi. According to the ruling, the net operating losses on the merger date may be offset against taxable income annually with a limitation of up to 14% of the total accumulated losses but no more than 50% of the Company's taxable income. As of December 31, 2020, the Company recorded a full valuation allowance with respect to its deferred tax assets in Allot Ltd. and wrote-off prepaid and withholding taxes of $4,991 as the Company does not expect to utilize these tax assets in the near future. In addition, the Company has accumulated capital losses for tax purposes as of December 31, 2020, of approximately $27,243, which may be carried forward and offset against taxable capital gains in the future for an indefinite period but are limited as stated above with regard to the Oversi merger. Management currently believes that since the Company has a history of losses, and uncertainty with respect to future taxable income, it is more likely than not that the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future. Thus, a valuation allowance was provided to reduce deferred tax assets to their realizable value.

The U.S. subsidiary has accumulated losses for U.S. federal income tax return purposes of approximately $ 4,669 and $ 7,434 for state taxes. The federal accumulated losses for tax purposes expire between 2026 and 2037. The state accumulated losses for tax purposes began to expire in 2014. As of December 31, 2020, the Company recorded a partial valuation allowance with respect to its deferred tax assets in the US Subsidiary.

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

i.Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income taxes are as follows:

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-TAXES ON INCOME (Cont.)

	December 31,
	2020	2019
Deferred tax assets:
Operating and capital loss carryforwards	$26,731	$22,353
Research and development	2,602	5,496
Employee benefits	1,368	1,062
Intangible assets	282	489
Other temporary differences mainly relating to reserve and allowances	1,607	2,024

Deferred tax asset before valuation allowance	32,590	31,424
Valuation allowance	(27,652)	(25,880)
Deferred tax asset net of valuation allowance	4,938	5,544

Deferred tax liability:
Intangible assets	3,493	3,562
Other temporary differences mainly relating to reserve and allowances	1,025	1,465
Net deferred tax asset	$420	$517

As of December 31, 2020, the Company has provided a valuation allowance of approximately $27.6 million in respect of the Company’s deferred tax assets resulting from tax loss carryforwards and other temporary differences. Realization of deferred tax assets is dependent upon future earnings, if any, the time and amount of which are uncertain. As the Company has accumulated net operating losses for tax purposes as of December 31, 2020, in the amount of approximately $82,080, so it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the future. Therefore, a valuation allowance was recorded to reduce the deferred tax assets to their recoverable amounts.

j.As of December 31, 2020, the Company’s provision in respect of ASC 740-10 is $743. $500 were added in 2020 due to the risk that selling in different countries will be considered by tax authorities as permanent establishment. The accrued interest and penalties related to the provision in income taxes are immaterial.

The Company conducts business globally and, as a result, the Company or one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Israel, France, and the United States. With a few exceptions, the Company is no longer subject to Israeli tax assessment through the year 2015 and the Spanish and U.S. subsidiaries have final tax assessments through 2015 and 2016, respectively. The Company is currently under audit by the Israeli Tax Authorities for the years 2015– 2016.

NOTE 14:-GEOGRAPHIC INFORMATION

Allot operates in a single reportable segment. Revenues are based on the location of the Company's channel partners which are considered as end customers, as well as direct customers of the Company:

	Year ended December 31,
	2020	2019	2018

Europe	$94,644	$36,199	$45,730
Asia and Oceania	23,519	42,994	22,018
Americas	8,131	16,576	14,363
Middle East and Africa	9,628	14,331	13,726

	$135,922	$110,100	$95,837

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-GEOGRAPHIC INFORMATION (Cont.)

The following table sets forth the customers that represented 10% or more of the Company’s total revenues in each of the periods set forth below:

	Year ended December 31,
	2020	2019	2018

1st Customer	43%	16%	22%
2nd Customer	11%	11%	-

	54%	27%	22%

A total percentage of 83%, 76% and 74% of the Company’s revenues for the years ended December 31, 2020, 2019 and 2018, respectively are attributed to network intelligence solutions, while 17%, 24% and 26% are attributed to security solutions for the years ended December 31, 2020, 2019 and 2018, respectively.

The following presents total long-lived assets as of December 31, 2020 and 2019:

	December 31,
	2020	2019
Long-lived assets:
Israel	$14,210	$12,764
Other	2,241	1,739

	$16,451	$14,503

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2020	2019	2018

Financial income:
Interest income	$1,754	$2,551	$2,696
Exchange rate differences and other	231	-	305

Financial expenses:
Exchange rate differences and other	-	334	-
Amortization/accretion of premium/discount on marketable securities, net	128	257	793

	$1,857	$1,960	$2,208

NOTE 16:-EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net loss per share:

	Year ended December 31,
	2020	2019	2018
Numerator:
Net loss	$(9,348)	$(8,659)	$(10,415)

Denominator:
Weighted average number of shares outstanding used in computing basic and diluted net loss per share	35,007,201	34,250,582	33,710,507

Basic and diluted net loss per share	$(0.27)	$(0.25)	$(0.31)

NOTE 17:-SUBSEQUENT EVENT

On February 17, 2021, a former employee filed a claim against the Company alleging that he is entitled to compensation for unfair dismissal by the Company. The claim is still in its preliminary stage and the Company cannot estimate the chances of the claim to be accepted.