Form 20-F
period 2021-12-31
Allot Ltd.
filed 2022-03-22
CIK 1365767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or ordinary shares as of December 31, 2021:

36,491,480 ordinary shares, ILS 0.10 par value per share

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

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

TABLE OF CONTENTS

PART I	7
ITEM 1: Identity of Directors, Senior Management and Advisers	7
ITEM 2: Offer Statistics and Expected Timetable	7
ITEM 3: Key Information	7
A. [Reserved]	7
B. Capitalization and Indebtedness	7
C. Reasons for Offer and Use of Proceeds	7
D. Risk Factors	7
ITEM 4: Information on Allot	32
A. History and Development of Allot	32
B. Business Overview	32
C. Organizational Structure	41
D. Property, Plant and Equipment	41
ITEM 4A: Unresolved Staff Comments	42
ITEM 5: Operating and Financial Review and Prospects	42
A. Operating Results	42
B. Liquidity and Capital Resources	48
C. Research and Development, Patents and Licenses	49
D. Trend Information	50
E. Critical Accounting Estimates	50
ITEM 6: Directors, Senior Management and Employees	54
A. Directors and Senior Management	54
B. Compensation of Officers and Directors	58
C. Board Practices	61
D. Employees	67
E. Share Ownership	68
ITEM 7: Major Shareholders and Related Party Transactions	70
A. Major Shareholders	70
B. Record Holders	71
C. Related Party Transactions	71
D. Interests of Experts and Counsel	72
ITEM 8: Financial Information	72
A. Consolidated Financial Statements and Other Financial Information.	72
B. Significant Changes	73
ITEM 9: The Offer and Listing	73
ITEM 10: Additional Information	73
A. Share Capital	73
B. Memorandum and Articles of Association	73
C. Material Contracts	77
D. Exchange Controls	77
E. Taxation	78
F. Dividends and Paying Agents	88
G. Statement by Experts	88
H. Documents on Display	88
I. Subsidiary Information	88
ITEM 11: Quantitative and Qualitative Disclosures About Market Risk	88
ITEM 12: Description of Securities Other Than Equity Securities	89

PRELIMINARY NOTES

Terms

As used herein, and unless the context suggests otherwise, the terms “Allot,” “Company,” “we,” “us” or “ours” refer to Allot Ltd.

Cautionary Note Regarding Forward-Looking Statements

In addition to historical facts, this annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. These statements include but are not limited to:

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

•	statements regarding our ability to develop technologies to meet our customer demands and expand our product and service offerings;

•	statements regarding the acceptance and growth of our services by our customers;

•	statements regarding the expected growth in the use of particular broadband applications;

•	statements as to our ability to meet anticipated cash needs based on our current business plan;

•	statements as to the impact of the rate of inflation and the political and security situation on our business;

•	statements regarding the price and market liquidity of our ordinary shares;

•	statements as to our ability to retain our current suppliers and subcontractors; and

•	statements regarding our future performance, sales, gross margins, expenses (including share-based compensation expenses) and cost of revenues.

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

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Our business involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with the financial and other information contained in this annual report and our other filings with the U.S. Securities and Exchange Commission (the “SEC”). If any of the following risks actually occurs, our business, financial condition and results of operations would suffer. In this case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. This report also contains forward-looking statements that involve risks and uncertainties. Our results of operations could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other filings with the SEC. These risks are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business operations.

Below is a high-level overview of the risks that we and those in our industry face, and is intended to enhance the readability and accessibility of our disclosures. These risks include, but are not limited to:

•	disruptions caused by external factors, including health epidemics such as the recent coronavirus (COVID-19) pandemic;

•	general economic and business conditions, which may affect demand for our technology and solutions;

•	the effects of fluctuations in currency on our results of operation and financial condition;

•
our ability to achieve profitability, such as through keeping pace with advances in technology and achieving market acceptance and increasing the functionality of our products and offering additional features and products;

•	our ability to increase sales of Allot Secure products;

•	the impacts of new market and technology trends on our enterprise market;

•	the impact of the telco operator’s Go To Market strategy and implementation efforts, on the success of a Revenue Share deal of our Security-as-a-service (“SECaaS”) Solution;

•	our reliance on our network intelligence solutions for significant revenues;

•	impacts to our revenues and operational risk as a result of making sales to large service providers;

•	technological risks, including network encryption, live network failures and software or hardware errors;

•	our ability to retain and recruit key personnel and maintain satisfactory labor relations;

•	supply chain interruption and the ability, and lead time, of our suppliers to provide certain hardware due to the global semiconductor shortage;

•	our dependence on third parties for products that make up a material portion of our business;

•	the ability of our suppliers to provide, or refusal of our customers to implement, the single or limited sources from which certain hardware and software components for our products are made;

•	sales disruptions or costs arising from a loss of rights to use the third-party solutions we integrate with our products;

•
our ability to comply with international regulatory regimes wherever we conduct business, including governmental requirements and initiatives related to the telecommunication industry and data privacy;

•	potential misuse of our products by governmental or law enforcement customers;

•
risks related to our proprietary rights and information, including our ability to protect the intellectual property embodied in our technology, to defend against third-party infringement claims, and protect our IT systems from disruptions;

•	risks related to our ordinary shares, including volatile share prices and tax consequences for U.S. shareholders;

•	our status as a foreign private issuer and related exemptions with respect thereto;

•	exposure to unexpected or uncertain tax liabilities or consequences as a result of changes to fiscal and tax policies;

•	conditions and requirements as a result of being incorporated in Israel, including economic volatility and obligations to perform military service;

•	costs and business impacts of complying with the requirements of the Israeli government grants received for research and development expenditures;

•	costs and business impacts of litigation and other legal and regulatory proceedings encountered in the course of business;

•	our ability to successfully identify, manage and integrate acquisitions; and

•	other factors as described in the section below.

Economic and External Risks

We face risks related to health epidemics and other widespread outbreaks of contagious disease, including the COVID-19 pandemic, which could significantly disrupt our operations and materially negatively impact our financial results.

The ongoing COVID-19 pandemic and the extent to which it may have a material and adverse effect on our business operations is still uncertain and difficult to predict with any degree of confidence. The pandemic and any preventative or protective measures that governments, other third parties or we took previously or may take in the future in response to the pandemic could result in economic, financial and business disruptions and reduced operations. These measures could continue to include disruptions or restrictions on our ability to travel, temporary closures of the facilities of our suppliers, supply chain disruption, customers or sales channels, negative effects on the health of our management and employees and uncertainty and volatility in the global financial markets. Countries around the world, including those jurisdictions in which we operate, have imposed quarantines, business shutdowns and travel and other restrictions.

Any significant disruption of our business, or that of our suppliers, customers or sales channels could cause significant delays until we, our suppliers, customers or sales channels are able to resume normal business operations, and would likely negatively impact our sales and profitability, including among other things with regard to the timely and successful performance and implementation of transactions that contribute materially to our anticipated revenues. While we have re-opened some of our offices in some countries, we may have to close those offices once again if an outbreak recurs in the geographic locations of those offices. We are unsure as to how long offices will remain closed in locations where outbreaks continue to occur, although we believe that most of our employees are able to work remotely in an effective way. Although we are monitoring the situation, we cannot predict whether, for how long, or the extent to which the pandemic and pandemic containment efforts may disrupt our supply chain and/or operations. The ultimate geographic spread and severity of the disease; the duration of the outbreak or future outbreaks; the effectiveness of vaccinations to prevent the contraction and spread of the virus; the travel restrictions and the implementation of social distancing and ultimately the resulting impact on the global economy and our results of operations will depend on future developments, which are highly uncertain and cannot be predicted.

Unfavorable or unstable economic conditions in the markets in which we operate could have a material adverse effect on our business, financial condition or operating results.

In recent years, economies worldwide have demonstrated instability, and COVID-19 has served to markedly increase instability and volatility in the global markets. Negative economic conditions in the global economy or certain regions such as the European Market, from which we derived 40% of our revenues in 2021, could cause a decrease in spending on the types of products and services that we offer.

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

Further, because a substantial portion of our operating expenses consists of salaries, we may not be able to reduce our operating expenses in line with any reduction in revenues and, therefore, may not be able to continue to generate increased revenues and manage our costs to achieve profitability.

The global semiconductor chip shortage could delay or disrupt the ability of our suppliers to manufacture and deliver certain hardware that is necessary to our operations.

The global semiconductor chip supply shortage has had, and continues to have, wide-ranging effects across our industry. The shortage has been reported since early 2021 and has caused challenges in the manufacturing industry and impacted our supply chain and production as well. Our ability to source the components that use semiconductor chips may be adversely affected in the future. Component delivery lead times are expected to increase, which may cause delays in our production and increase the cost to obtain components with available semiconductor chips. To the extent this semiconductor chip shortage continues, we may experience delays, increased costs, and an inability to fulfill engineering design changes or customer demand, each of which could adversely impact our results of operations.

Our international operations expose us to the risk of fluctuations in currency exchange rates.

Our revenues are generated primarily in U.S. dollars and a major portion of our expenses are denominated in U.S. dollars. As a result, we consider the U.S. dollar to be our functional currency. A significant portion of our revenues are also generated in Euros. Other significant portions of our expenses are denominated in Israeli shekel (ILS) and, to a lesser extent, in Euros and other currencies. Our ILS-denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in ILS. In the past years, we have experienced material fluctuations between the ILS and the U.S. dollar and we anticipate that the ILS will continue to fluctuate against the U.S dollar in the future. In 2021, the ILS appreciated by approximately 3.4% against the U.S. dollar and in 2020 the ILS appreciated by approximately 7.6% against the U.S. dollar. In 2021, the Euro depreciated by approximately 7.7% against the U.S. dollar, and in 2020 the Euro appreciated by approximately 9.3% against the U.S. dollar. As the U.S dollar weakens against the ILS, we are exposed to negative impact on our results of operations. Moreover, if the U.S. dollar strengthens against the Euro, our results of operations generated by revenue in the EUR may be negatively impacted.

We translate sales and other results denominated in foreign currency into U.S. dollars for our financial statements. During periods of a strengthening dollar, our reported international sales and earnings could be reduced because foreign currencies may translate into fewer U.S. dollars.

We use derivative financial instruments, such as foreign exchange forward contracts, in an effort to mitigate the risk of changes in foreign exchange rates on forecasted cash flows. We may not purchase derivative instruments adequately to insulate ourselves from foreign currency exchange risks. Volatility in the foreign currency markets may make hedging our foreign currency exposures challenging. In addition, because a portion of our revenue is not earned in U.S. dollars, fluctuations in exchange rates between the U.S. dollar and the currencies in which such revenue is earned may have a material adverse effect on our results of operations and financial condition. We could be adversely affected when the U.S. dollar strengthens relative to the local currency between the time of a sale and the time we receive payment, which would be collected in the devalued local currency. Accordingly, if there is an adverse movement in one or more exchange rates, we might suffer significant losses and our results of operations may otherwise be adversely affected. Uncertainty in global market conditions has resulted in and may continue to cause significant volatility in foreign currency exchange rates which could increase these risks. As our international operations expand, our exposure to these risks also increases.

Our operations in Ukraine and Belarus are subject to geopolitical conditions beyond our control.

Certain parts of our business are subject to economic, market, public health, and geopolitical conditions beyond our control. For example, we have engaged with two subcontractors in Ukraine and Belarus to support our research and development activities. The impact of the current war in Ukraine and sanctions on Belarus on the operations of our subcontractors is unknown at this time. However, we may experience interruptions or delays in the services they provide to us as a result. The imposition of sanctions on Belarus may limit or prevent our ability to conduct research and development work with contract personnel in Belarus.

Risks Related to our Business and Results of Operations

We have a history of losses and may not be able to achieve or maintain profitability in the future.

We have a history of net losses in all fiscal years since our inception, other than in 2006 and 2011. We had a net loss of $15 million in 2021 and $9.3 million in 2020. In the future, we intend to continue to invest significantly in research and development and sales and marketing, which we believe will contribute to our future growth. We can provide no assurance that we will be able to achieve or maintain profitability, and we may incur losses in the future if we do not generate sufficient revenues.

Our future growth and prospects depend significantly on our ability to grow revenues from the recurring revenue share Security-as-a-service offering.

We generated 3% of our revenues in 2021 and 1% of our revenues in 2020 from our SECaaS offering. We will need to expand the number of recurring security revenue deals and the end user penetration within existing customers to achieve the goals that we have set for our business. This will involve a number of steps. Initially, we need to persuade Communication Service Providers (“CSPs”) as to the benefits that Allot Secure can offer them in terms of driving additional revenue. Those CSPs, with our support, will then need to persuade their customers, consumers and small and medium-sized businesses, to subscribe for security services. We expect that we will need to demonstrate the value that our services offer and add new features to retain customers in the face of competition. We face significant challenges in growing our security business and our failure to do so would adversely impact our future growth and prospects.

Our revenues and business may be adversely affected if we do not effectively compete in the markets in which we operate, or expand into new markets.

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

Our security products are offered to operators and are deployed in their networks, enabling them to provide security services to their end customers. Such products face significant competition from companies that directly offer to end customers security applications to be installed on their devices; companies that approach that directly offer cloud security products to the business enterprise sector through distribution channels; and companies that offer security products bundled with other products. By offering our security products to operators that provide security services to both business enterprises and individual end customers, we aim to expand the reach of our products. However, this business model may prove to be slower to market or less effective than our competitors’ models, in which case our business and growth prospects may be harmed.

Certain of our current direct competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources. As the intelligent broadband solutions market has grown, including the markets for DPI enabled solutions for mobile networks and for security products, new competitors have entered and may continue to enter the market. Furthermore, our market is subject to industry consolidation, as companies attempt to maintain or strengthen their positions in our evolving industry. Some of our current and potential competitors have made acquisitions or have announced new strategic alliances designed to position them to provide many of the same products and services that we provide to both the service provider and enterprise markets, such as Procera’s acquisition of Sandvine.

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

In addition to enhancing our presence in existing markets, we will need to continue to expand our global reach to enter new markets and build local delivery and support teams to serve customers in new territories.

Our revenues and business will be harmed if we do not keep pace with changes in broadband applications, network security threats and with advances in technology, or if we do not achieve widespread market acceptance, including through significant investments.

We will need to invest heavily in the continued development of our technology in order to keep pace with rapid changes in applications, increased broadband network speeds, network security threats and with our competitors’ efforts to advance their technology. Our ability to develop and deliver effective product offerings depends on many factors, including identifying our customers’ needs, technical implementation of new services and integration of our products with our customers’ existing network infrastructure. While we plan to continue introducing innovative products, we cannot provide any assurance that new products we introduce will achieve the level of market acceptance that we target. Designers of broadband applications and distributors of various network security threats that our products identify, manage or mitigate are using increasingly sophisticated methods to avoid detection and management and/or mitigation by network operators.

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

Additionally, as the adoption of 5G continues to expand, we will need to adapt the functionality of our products to comply with the design and standards prescribed by the 3rd Generation Partnership Project (the 3GPP Organization), which is responsible for the industry standardization effort and requires significant investment. Our business may be affected if we are unable to adapt our existing products in a quick and timely manner or successfully develop and introduce solutions supporting 5G networks. In addition, in 4G/LTE networks, Allot provides a Traffic Detection Function (TDF) element of the core network. According to the recent network design specifications, published by the 3GPP Organization, in 5G networks this TDF function will be merged within the User Plane Function (UPF), which is provided by major NEP (Network Equipment Provider) competitors. This change in network architecture may jeopardize Allot’s ability to sell a standalone TDF function, which may have a material adverse impact on our business and financial results.

Our revenues and business from the enterprise market may be adversely affected by new market and technology trends, including SD-WAN and the transition to 5G networks.

Our business from the enterprise market may depend on new market and technology trends. For example, some enterprises are starting to implement a new network architecture, enabled by Software Defined Wide Area Networking (SD-WAN) technology, in which some data traffic is sent from remote offices of the enterprise directly to the public cloud services. In such designs, Allot’s products deployed at the central location of the enterprise will have less traffic capacity to manage and will provide only partial visibility into the enterprise’s traffic. This may erode the value provided by Allot’s solutions and reduce amount of revenues derived from the enterprise market. Additionally, some enterprises might decide to outsource their network operation to a public cloud, which would diminish the need for Allot’s products.

Our revenues and business may be adversely affected due to decline in revenues and profits of CSPs.

A substantial amount of our revenues are currently generated from CSPs. Many of these CSPs are facing declining revenues and profits due to commoditization of the voice and data services they provide and limited success in introduction of the new services for the consumers and may not be able to continue to purchase our products and services for the prices we charge or will be unable to purchase these products and services entirely. The outcome of such could result in a decline in our revenues and profits and adversely affect our business.

We depend on our network intelligence solutions for the substantial majority of our revenues.

In the past few years, we have increased sales of our security products. However, sales of our network intelligence solutions, which provide service providers and governmental customers with visibility and control of their networks, continue to account for a major portion of our revenues, and accounted for 72% of our total revenue in 2021. If we are unable to increase these sales, or compensate for them by sales of security products, our business will suffer. In addition, service providers may choose embedded or integrated solutions using routers and switches from larger networking vendors over a standalone solution that we offer. Any factor adversely affecting our ability to sell, or the pricing of or demand for, our network intelligence solutions would severely harm our ability to generate revenues and could have a material adverse effect on our business.

We depend on one or more significant customers and the loss of any such significant customer or a significant decrease in business from any such customer could harm our results of operations.

The revenues derived from our largest customer in each of the past three years were 11%, 43% and 16% of our total revenues in 2021, 2020 and 2019, respectively. The revenues derived from our second largest customer amounted to 9%, 11% and 11% of our total revenues for 2021, 2020 and 2019, respectively. The revenues from our largest customer in 2020 were for a one-time delivery of products, including AllotSmart products and related services, which will not recur in subsequent years, although will generate some ongoing maintenance revenues. In addition, revenues from individual customers may fluctuate from time to time based on the timing and the terms under which orders are received and the duration of the delivery and implementation of such orders, potentially resulting in decreases in revenues from such customers. The loss of any significant customer or a significant decrease in business from any such customer could have a material adverse effect on our revenues, results of operations and financial condition.

Sales of our products to large service providers can involve a lengthy sales cycle, which may impact the timing of our revenues and result in us expending significant resources without making any sales.

Our sales cycles to large service providers, including carriers, mobile operators and cable operators, are generally lengthy because these end-customers consider our products to be critical equipment and undertake significant testing to assess the performance of our products within their networks. Furthermore, many of our product and service arrangements with our customers provide that the final acceptance of a product or service may be specified by the customer. As a result, we often invest significant time from initial contact with a large service provider until it decides to incorporate our products into its network, and we may not be able to recognize the revenue from a customer until the acceptance criteria have been satisfied. We may also expend significant resources in attempting to persuade large service providers to incorporate our products into their networks without success. Even after deciding to purchase our products, the initial network deployment of our products by a large service provider may last up to one year and in certain exceptional instances up to two years. If a competitor succeeds in convincing a large service provider to adopt that competitor’s product, it may be difficult for us to displace the competitor because of the cost, time, effort and perceived risk to network stability involved in changing solutions. As a result, we may incur significant expenses without generating any sales, which could adversely affect our profitability.

In addition, in our deals based on a revenue share model (and determined by the number of end subscribers using our solution), the cycle from the upfront investments by our company and the revenues stream, is very long.

The complexity and scope of the solutions we provide to larger service providers are increasing, and such larger projects entail greater operational risk and an increased chance of failure.

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

Continued salary increases of research and development personnel could adversely affect our ability to recruit such employees and could have an adverse effect on our business and revenues.

The current ongoing increase in salaries of research and development personnel could have an adverse effect on our ability to recruit such suitable individuals as well as adversely affect our ability to meet the ongoing research and development related requirements of the market and our customers.

Risks Related to Our Technology and Products

Our technology faces challenges due to increased network encryption.

Our DPI, analytics and security products rely on their ability to read, understand and analyze the nature of Internet traffic. Due to an increase in network encryption, our ability to read, understand and analyze the traffic transmitted becomes impaired and may reduce or eliminate our ability to provide our customers with the classification of the traffic and the necessary tools and capabilities that they might require.

We need to continue to increase the functionality of our products and offer additional features and products to maintain or increase our profitability.

The commoditization of DPI technology and the introduction of competitive features and services may result in a decrease of the average sale prices of our DPI technology enabled products.

The market in which we operate is highly competitive and unless we continue to enhance the functionality of our products, add additional features and offer additional products, our competitiveness may be harmed.

We seek to offset this risk by enhancing our products by offering higher system speeds, additional features, such as advanced Quality of Experience (QoE) management functionality, and support for additional applications and enhanced reporting tools. We also continuously endeavor to assure our solutions comply with contemporary network and software architectures such as, but not limited to, virtualized network services (NFV), containerized deployments and 5G networks compliance.

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

Our security products are used by service providers to offer security services to their end customers, comprising both business enterprises as well as individual end customers. The demand for these services depends highly on continued evolution and increase of online threats. In the event that such threats decrease, that end customers are unwilling to incur the costs of security services and/or that ISPs do not continue to pursue security services to their end customers as a revenue source, demand for our security products may be materially adversely impacted.

Risks Related to Our Dependence on Third Parties

We depend on third parties to market, sell, and install our products and to provide initial technical support for our products for a material portion of our business.

We depend on third-party channel partners, such as distributors, resellers, original equipment manufacturers, or OEMs, and system integrators, to market and sell a material portion of our products to end-customers. In 2021, approximately 45% of our revenues were derived from channel partners. In some cases, our channel partners are also responsible for installing and providing initial customer support for our products, with our continuous technical assistance. In the majority of the cases, the partners are responsible for the initial customer support (Tier 1 support), while we act as the escalation level. As a result, we depend on the ability of our channel partners to successfully market and sell our products to these end-customers. We can give no assurance that our channel partners will market our products effectively, receive and fulfill customer orders for our products on a timely basis or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. In addition, our channel partners may experience disruptions in, or be prevented from, conducting business activities as a result of the COVID-19 pandemic, which could have a material adverse effect on our results of operations. Any failure by our channel partners to provide adequate initial support to end-customers, due to COVID-19 or any other reason, could result in customer dissatisfaction with us or our products, which could result in a loss of customers, harm our reputation and delay or limit market acceptance of our products. Our products are complex and it takes time for a new channel partner to gain experience in the operation and installation of these products. Therefore, it may take a long period of time before a new channel partner can successfully market, sell and support our products if an existing channel partner ceases to sell our products. Additionally, our agreements with channel partners are generally not exclusive and our channel partners may market and sell products that compete with our products. Our agreements with our distributors and resellers are usually for an initial one-year term and following the expiration of this term, can be terminated by either party. We can give no assurance that these agreements will continue to remain in effect. If we are unable to maintain our relationships with existing channel partners and to develop relationships with new channel partners in key markets our profitability and results of operations may be materially adversely affected.

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

We currently depend on a limited number of subcontractors to integrate, assemble, store and service, as well as provide hardware and warranty support for, our Service Gateway Tera platform. If any one of these subcontractors experiences delays, disruptions, quality control problems or a loss in capacity, our operating results could be adversely affected.

We currently depend on a limited number of subcontractors, such as Flex (Israel) Ltd. (previously Flextronics (Israel), Malam Team and Arrow Electronics, to integrate, assemble, test, store, package and prepare for shipment our various Service Gateway, Network Management and Enterprise platforms. If any of these subcontractors experience delays, disruptions or quality control problems in manufacturing or integrating our products, including as a result of COVID-19, or if we fail to effectively manage our relationships with them, product shipments may be delayed and our ability to deliver certain products to customers could be adversely affected.

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

We are subject to a complex system of laws and regulations related to international trade, including economic sanctions and export control laws and regulations. We also depend on our distributors and agents outside of Israel for compliance and adherence to local laws and regulations in the markets in which they operate. It is our policy not to make direct or indirect prohibited sales of our products, including into countries sanctioned under laws to which we are subject, and to contractually limit the territories into which our channel partners may sell our products. None of our contracts with channel partners authorize or contemplate any activities with sanctioned countries, and we do not intend to authorize any channel partner to engage in activities with those countries in the future. Nevertheless, over ten years ago one of our channel partners sold certain of our products (designed for the enterprise market) outside of its contractually designated territory, including into a sanctioned country, and we subsequently determined that our contract management protocol for authorizing channel partner sales was not adequately followed in that instance. Although we are not aware of any channel partner making indirect sales to entities or individuals in sanctioned countries in 2021, there is no guarantee that our channel partners will not make such indirect sales in the future, which could result in material adverse impact on our reputation and lead to penalties and increased costs. The addition of new export control and sanctions measures by the U.S. and EU applicable to Russia and Belarus may adversely affect our current contracts, and will restrict our ability to do business in either country for the foreseeable future. As noted earlier, the new export control and sanction measures on Belarus may affect our ability to engage contract personnel in Belarus for research and development work.

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

As with many DPI products, some of our products may be used by governmental or law enforcement customers in a manner that is, or that is perceived to be, incompatible with human rights.

We cannot always verify whether our customers are using our products in a lawful or ethical manner. It is possible that some of our governmental or law enforcement customers have used our products in a manner that is incompatible with, or that is perceived to be incompatible with, human rights. In some circumstances, governmental customers may desire to surveil their citizenry and may use our products to achieve those ends. For example, some foreign governments use internet infrastructure to undermine democratic values through surveillance of and control over online communications between political activists. Any misuse of our products by our governmental or law enforcement customers, or allegations of misuse, may damage our reputation, business and results of operations.

Demand for our products may be impacted by government regulation of the internet and telecommunications industry.

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

On December 14, 2017, the United States Federal Communications Commission (the “FCC”) announced that it voted to repeal the Open Internet Report and Order on Remand, Declaratory Ruling, and Order (the Open Internet Order). The Open Internet Order was issued by the FCC and went into effect on June 12, 2015. The Open Internet Order set forth rules, grounded, among others, on Title II of the Communications Act of 1934; the Open Internet Order regulated both fixed and mobile Internet Service Providers (ISPs) and prohibited them, subject to reasonable network management, from blocking and/or throttling of lawful content, applications, services, or non-harmful devices, and from unreasonably interfering or disadvantaging of (i) end users’ ability to select, access service of the lawful Internet content, applications, services, or devices of their choice or (ii) edge providers’ ability to make lawful content, applications, services, or devices available to end users. The Open Internet Order also prohibited paid prioritization of content. The repeal largely reversed the Open Internet Order, including the classification of broadband Internet service as a telecommunications service, which is subject to certain common carrier regulations, and restored the regulatory framework that preceded the Open Internet Order. Because our products allow ISPs to identify network traffic and facilitate traffic management, the reinstatement of this traditional regulatory framework has not, to date, affected but may in the future affect ISP’s demand for certain of our products. The repeal of the Open Internet Order was upheld by a federal appeals court in October 2019, however, the repeal does not preclude state and local governments from enacting their own net neutrality rules and certain U.S. states have already implemented net neutrality protections. Therefore, the impact of the FCC’s repeal on the demand for our products is uncertain and difficult to assess at this time.

On April 30, 2016, Regulation (EU) 2015/2120 of the European Parliament and of the Council came into effect, setting forth the first EU-wide Net Neutrality (“Open Internet”) rules. Under these rules, blocking, throttling and discrimination of internet traffic by ISPs is prohibited in the EU, with three exceptions: (i) compliance with legal obligations; (ii) integrity of the network; and (iii) congestion management in exceptional and temporary situations. Outside these exceptions, there can be no prioritization of traffic within an internet access service. However, equal treatment permits reasonable day-to-day traffic management according to objectively justified technical requirements, and which must be independent of the origin or destination of the traffic and of any commercial considerations. These rules also allow internet access providers, as well as content and applications providers, to offer special services with specific quality requirements (provided the Open Internet is not negatively affected by the provision of these services). Such specialized services cannot be a substitute to internet access services can only be provided if there is sufficient network capacity to provide them in addition to any internet access service and must not be to the detriment of the availability or general quality of internet access services for end-users.

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

Our failure to comply with data privacy laws may expose us to reputational harm and potential regulatory actions and fines.

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

As data protection and privacy-related laws and regulations continue to evolve, these changes may result in increased regulatory and public scrutiny, escalating levels of enforcement and sanctions and increased costs of compliance. Therefore, we may be required to modify the features and functionalities of certain of our products, in a manner that is less attractive to customers. Such adjustments of our products, if required, may require extensive financial investments and may take long periods of time, leading to delay in sales cycles, deployment of our products and recognition of related revenues. Furthermore, we may be required to adjust the geographical and operational structure of our Customer Success department, if required, and this may entail extensive financial investments in providing support and maintenance services.

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

We also aim to protect our intellectual property with patent protection. As of December 31, 2021 we had a patent portfolio consisting of 24 patent families, including 22 issued U.S. patents, two U.S. patents that have recently been allowed but not issued, seven pending U.S. patent applications, and numerous patents issued in Canada, Israel and several European jurisdictions. There can be no assurance that:

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

The market price of our ordinary shares has been volatile in the past and may continue to be volatile. Our quarterly financial performance is likely to vary in the future, and may not meet our expectations or the expectations of analysts or investors, which may lead to additional volatility in our share price. Many factors could cause the market price of ordinary shares to fluctuate substantially, including, but not limited to:

•	announcements or introductions of technological innovations, new products, product enhancements or pricing policies by us or our competitors;

•	winning or losing contracts with service providers;

•	disputes or other developments with respect to our or our competitors’ intellectual property rights;

•	announcements of strategic partnerships, joint ventures, acquisitions or other agreements by us or our competitors;

•	recruitment or departure of key personnel;

•	regulatory developments in the markets in which we sell our products;

•	our future repurchases, if any, of our ordinary shares pursuant to our current share repurchase program and/or any other share repurchase program which may be approved in the future;

•	our sale of ordinary shares or other securities;

•	changes in the estimation of the future size and growth of our markets;

•	effect of COVID-19 and containment efforts on global markets;

•	market conditions in our industry, the industries of our customers and the economy as a whole;

•	a failure to meet publicly announced guidance or other expectations; or

•	equity awards to our directors, officers and employees.

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

Our shareholders do not have the same protections afforded to shareholders of a U.S. company because we have elected to use certain exemptions available to foreign private issuers from certain corporate governance requirements of the Nasdaq Stock Market (“Nasdaq”).

As a foreign private issuer, we are permitted under Nasdaq Rule 5615(a)(3) to follow Israeli corporate governance practices instead of Nasdaq requirements that apply to U.S. companies. As a condition to following Israeli corporate governance practices, we must disclose which requirements we are not following and describe the equivalent Israeli law requirement. We must also provide Nasdaq with a letter from our Israeli outside counsel, certifying that our corporate governance practices are not prohibited by Israeli law. As a result of these exemptions, our shareholders do not have the same protections as are afforded to shareholders of a U.S. company.

We currently follow Israeli home country practices with regard to the quorum requirement for shareholder meetings and shareholder approval of equity compensation plans requirements. As permitted under the Israeli Companies Law, 5759-1999, or the Companies Law, our articles of association provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person or by proxy who hold at least 25% of the voting power of our shares instead of 33% of our issued share capital (as prescribed by Nasdaq’s rules). We do not seek shareholder approval for (i) equity compensation plans in accordance with the requirements of the Companies Law, which does not reflect the requirements of Rule 5635(c), (ii) the issuance of securities that would result in a change of control, which does not reflect the requirements of Rule 5635(b), and (iii) certain private issuances of securities representing more than 20% of our outstanding shares or voting power at below market prices, which does not reflect the requirements of Rule 5635(b).

In the future, we may also choose to follow Israeli corporate governance practices instead of Nasdaq requirements with regard to, among other things, the composition of our board of directors, compensation of officers, director nomination procedures and quorum requirements at shareholders’ meetings. In addition, we may choose to follow Israeli corporate governance practice instead of Nasdaq requirements to obtain shareholder approval for certain dilutive events. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq, may provide less protection than is accorded to investors of domestic issuers. See “ITEM 16G: Corporate Governance.”

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

Certain U.S. holders of our ordinary shares may suffer adverse tax consequences if we or any of our non-US subsidiaries are characterized as a “controlled foreign corporation,” or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

A non-U.S. corporation is considered a CFC if more than 50% of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation, is owned, or is considered as owned by applying certain constructive ownership rules, including certain downward attribution rules by United States shareholders who each own stock representing 10% or more of the vote or 10% or more of the value on any day during the taxable year of such non-U.S. corporation (“10% U.S. Shareholder”). Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries will be treated as CFCs (regardless of whether or not we are treated as a CFC). Generally, 10% U.S. Shareholders of a CFC are required to report annually and include currently in its U.S. taxable income such 10% U.S. Shareholder’s pro rata share of the CFC’s “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether we make an actual distribution to such shareholders. “Subpart F income” includes, among other things, certain passive income (such as income from dividends, interests, royalties, rents and annuities or gain from the sale of property that produces such types of income) and certain sales and services income arising in connection with transactions between the CFC and a person related to the CFC.

Any individual that is a 10% U.S. Shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a 10% U.S. Shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a 10% U.S. Shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a CFC or whether any investor is treated as a 10% U.S. Shareholder with respect to any such CFC or furnish to any 10% United States shareholders information that may be necessary to comply with the aforementioned reporting and tax payment obligations. A United States investor should consult its tax advisors regarding the potential application of these rules to an investment in our ordinary shares.

Your percentage ownership in the Company may be diluted in the future because of equity awards that have been, or may be, granted to our directors, officers and employees.

We have adopted equity compensation plans that provide for the grant of equity-based awards, including restricted units and share options to our directors, officers, and other employees. As of February 20, 2022, we had 2,576,725 options and restricted units outstanding to employees and directors of the Company, and there were 1,184,746 shares available for future awards under our equity compensation plans. The vesting of restricted units and granting of share options are generally contingent upon performance and/or service conditions. Vesting of those shares of restricted units and share would dilute the ownership interest of existing shareholders. Equity awards will continue to be a source of compensation for employees and directors going forward.

We may fail to meet our publicly announced guidance or other expectations about our business, which could cause our share price to decline.

We may provide from time to time guidance regarding our expected financial and business performance. Correctly identifying key factors affecting business conditions and predicting future events is inherently an uncertain process, and our guidance may not ultimately be accurate and has in the past been inaccurate in certain respects. Our guidance is based on certain assumptions such as those relating to anticipated production and sales volumes (which generally are not linear throughout a given period), average sales prices, and supplier and commodity costs. If our guidance varies from actual results due to our assumptions not being met or the impact on our financial performance that could occur as a result of various risks and uncertainties, the market value of our ordinary shares could decline significantly.

Risks Relating to our Indebtedness and Capital Structure

The issuance of ordinary shares upon conversion of the Note (as defined below) could substantially dilute your investment and could impede our ability to obtain additional financing.

On February 18, 2022, we issued to Lynrock Lake Master Fund LP a senior unsecured promissory note in an aggregate principal amount of $40 million (the “Note”). The Note is convertible into our ordinary shares at an initial conversion rate of 97.0874 ordinary shares per $1,000 of the principal amount being converted (based on an initial conversion price equal to $10.30 per ordinary share). The conversion price decreases by up to two $1 increments if we elect to extend the maturity of the Note by up to two successive years following the initial maturity date of February 14, 2025. Conversion of the note would result in dilution to the equity interests of our other shareholders. We have no control over whether or when the holder will exercise its right to convert the Note. We cannot predict the market price of our ordinary shares at any future date, and therefore cannot predict whether the Note will be converted. The existence and potentially dilutive impact of the conversion of the Note may prevent us from obtaining additional financing in the future on acceptable terms, or at all.

Our indebtedness and liabilities could limit the cash flow available for our operations, expose us to risks that could adversely affect our business, financial condition and results of operations, restrict our ability to incur additional indebtedness and impair our ability to satisfy our obligations under the Note.

Our indebtedness could have material adverse consequences for our security holders and our business, results of operations and financial condition by, among other things:

•	increasing our vulnerability to adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	limiting our flexibility to plan for, or react to, changes in our business;

•	diluting the interests of our existing shareholders as a result of issuing ordinary shares upon conversion of the Note; and

•	placing us at a possible competitive disadvantage with competitors that are less leveraged than us or have better access to capital.

The Note includes financially restrictive covenants that, among other things, limit our ability to incur additional debt. Without the consent of the holders of a majority in aggregate principal amount of the Note, we may not create, incur, assume or be liable for any indebtedness for borrowed money unless the aggregate principal amount of such indebtedness does not exceed $5 million.

The Note matures on February 14, 2025, subject to our right to extend it for two successive years. At maturity, unless converted or redeemed, we will need to repay the principal amount under the Note. Our business may not generate sufficient funds, and we may otherwise be unable to maintain sufficient cash reserves, to pay amounts due under our indebtedness, including the Note, and our cash needs may increase in the future.

We may be unable to raise the funds necessary to repurchase the Note for cash following a change of control, or to pay any cash amounts due upon redemption or conversion, and our other indebtedness may limit our ability to repurchase the Note or pay cash upon its conversion.

In the event of a change of control, the holder of the Note has the right to require us to convert all or a portion of the Note to ordinary shares or redeem all (but not less than all) of the outstanding principal amount of the Note. In the event of such conversion or redemption in connection with a change of control, we will also be required to pay to the holder an amount in cash equal to 6% per annum of the then-outstanding principal amount of the Note. We may not have enough available cash or be able to obtain financing at the time we are required to redeem the Note or pay the cash amounts due upon conversion or redemption. In addition, applicable law, regulatory authorities and the agreements governing any future indebtedness may restrict our ability to repurchase the Note or pay the cash amounts due upon conversion or redemption. Our failure to repurchase the Note or to pay the cash amounts due upon conversion or redemption when required will constitute a default under the Note. A default under the Note could also lead to a default under agreements governing any future indebtedness, which may result in that other indebtedness becoming immediately payable in full. We may not have sufficient funds to satisfy all amounts due under such other indebtedness and the Note.

Provisions in the Note could delay or prevent an otherwise beneficial takeover of us.

Certain provisions in the Note could make a third-party attempt to acquire us more difficult or expensive. For example, if a takeover constitutes a change of control, then the noteholder will have the right to convert all or a portion of the Note or redeem all (but not less than all) of the outstanding principal amount of the Note. In this case, and in other cases, our obligations under the Note could increase the cost of acquiring us or otherwise discourage a third party from acquiring us, including in a transaction that holders of our ordinary shares may view as favorable.

Risks Relating to our Location in Israel

Conditions in Israel could adversely affect our business.

We are incorporated under Israeli law and our principal offices, research and development division and manufacturing facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and continued with varying levels of severity throughout 2021. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and financial results.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

The legislative power of the State of Israel resides in the Knesset, a unicameral parliament that consists of 120 members elected by nationwide voting under a system of proportional representation. Israel’s most recent general elections were held on April 9, 2019, September 17, 2019 and March 2, 2020, following which a process of composing and approving a new government commenced. This uncertainty surrounding future elections and/or the results of such elections in Israel may continue and the political situation in Israel may further deteriorate. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and prospects.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2021, we employed 741 people, of whom 346 were based in Israel. Some of our employees in Israel are obligated to perform annual military reserve duty in the Israel Defense Forces, depending on their age and position in the army. Additionally, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. Our operations could be disrupted by the absence of one or more of our executive officers or key employees for a significant period due to military service and any significant disruption in our operations could harm our business. The full impact on our workforce or business if some of our executive officers and employees are called upon to perform military service, especially in times of national emergency, is difficult to predict.

The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

Our investment program in equipment at our facility in Hod-Hasharon, Israel, has been granted Approved Enterprise status and we are therefore eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investments Law. We have also been granted benefited enterprise status in prior years, but beginning in 2021, this status is no longer applicable to us. We expect that the Approved Enterprise tax benefits will be available to us after we utilize our net operating loss carry forwards As of December 31, 2021, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $64.9 million. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investments Law and its regulations and the criteria set forth in the specific certificate of approval. If we do not meet these requirements, the tax benefits would be canceled and we could be required to refund any tax benefits and investment grants that we received in the past. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are cancelled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate in Israel since the 2018 tax year is 23%.

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

We have received grants from the Israel Innovation Authority (formerly known as the Office of the Chief Scientist of the Ministry of Economy) for the financing of a portion of our research and development expenditures in Israel, pursuant to the provisions of The Encouragement of Research, Development and Innovation in Industry Law, 1984, referred to as the Research and Development Law. In the future we may not receive grants or we may receive significantly smaller grants from the Israel Innovation Authority, and our failure to receive grants in the future could adversely affect our profitability. In 2020 we recognized non-royalty-bearing grants totaling $0.3 million, representing 8% of our gross research and development expenditures. In 2021, we have not recognized any material non-royalty-bearing grants from the Israel Innovation Authority. In each of the years 2021 and 2020, we qualified to participate in one non-royalty-bearing research and development program, funded by the Israel Innovation Authority to develop generic technology relevant to the development of our products. Such programs are approved pursuant to special provisions of the Research and Development Law. In the past three years, we were eligible to receive grants constituting of up to 40% of certain research and development expenses relating to these programs. Although the grants under these programs are not required to be repaid by way of royalties, the restrictions of the Research and Development Law described below apply to these programs.

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

It may be difficult to enforce a U.S. judgment against us, our officers and directors, or our auditors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors or our auditors.

We are incorporated in Israel. The majority of our executive officers and directors, and our auditors are not residents of the U.S., and the majority of our assets and the assets of these persons are located outside the U.S. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

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

Significant political or regulatory developments in the jurisdictions in which we sell our products, such as those stemming from the recent change in the presidential administration in the U.S. or the U.K.’s exit from the E.U., are difficult to predict and may have a material adverse effect on us. For example, in the United States, the presidential administration has imposed tariffs on imports from China, Mexico, Canada and other countries, and has expressed support for greater restrictions on free trade and has increased tariffs on goods imported into the United States. Changes in U.S. political, regulatory and economic conditions or in its policies governing international trade and foreign manufacturing and investment in the U.S. could materially adversely affect our sales in the U.S.

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

Part of our strategy is to selectively pursue partnerships and acquisitions. We have acquired a number of companies in the past. The negotiation of acquisitions, investments or joint ventures, as well as the integration of acquired or jointly developed businesses or technologies, could divert our management’s time and resources. Acquired businesses, technologies or joint ventures may not be successfully integrated with our products and operations and we may not realize the intended benefits of these acquisitions. We may also incur future losses from any acquisition, investment or joint venture. In addition, acquisitions could result in:

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

As we operate in the global market, we are subject to taxation in Israel and various jurisdictions in which we conduct our business. Our tax expenses include the impact of tax exposures in certain jurisdictions, and may also be affected by adverse changes in the underlying profitability and financial outlook of our operations or changes in tax laws, including introduction of unilateral taxation such as digital services taxes in certain countries, international tax treaties, guidelines such as the OECD inclusive framework on BEPS, proposed regimes informally known as Pillar 2 which apply to large multinational corporations, or EU ATAD I and II, all of which could lead to an increase in our effective tax rate or to changes in our valuation allowances against deferred tax assets on our consolidated balance sheets. Furthermore, we are subject to tax audits by governmental authorities everywhere we do business. If we experience unfavorable results from one or more such tax audits, there could be an adverse effect on our tax rate and therefore on our net income. Our results of operations may also be affected by changes in tax laws, tax rates or double tax treaties.

London Interbank Offered Rate (“LIBOR”) and other interest rates that are indices deemed to be “benchmarks” are the subject of recent and ongoing national, international and other regulatory guidance and proposals for reform. Some of these reforms are already effective, while others are still to be implemented. These reforms may cause such benchmarks to perform differently than in the past, or to disappear entirely as in the case of LIBOR, or have other consequences that cannot be predicted. Any such consequence could have a material adverse effect on our future debt linked to such a “benchmark” and our ability to service debt that bears interest at floating rates of interest.

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

Adverse resolution of litigation may harm our operating results or financial condition.

We are a party to lawsuits in the normal course of our business. Litigation can be expensive, lengthy, and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. Unfavorable resolution of lawsuits could have a material adverse effect on our business, operating results, or financial condition.

ITEM 4: Information on Allot

A.	History and Development of Allot

Our History

Our legal and commercial name is Allot Ltd. We were incorporated on November 12, 1996. We are a company limited by shares organized under the laws of the State of Israel. Our principal executive offices are located at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 4501317, Israel, and our telephone number is +972 (9) 761-9200. We have irrevocably appointed Allot Communications Inc. as our agent to receive service of process in any action against us in any United States federal or state court. The address of Allot Communications Inc. is 1500 District Avenue, Burlington, MA 01803.

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

Overview

We are a provider of leading innovative security solutions and network intelligence solutions for mobile, fixed and cloud service providers as well as enterprises worldwide. For 25 years, our solutions have been deployed globally for network-based security, including mobile security, distributed denial of service (“DDoS”) protection and Internet of Things (“IoT”) security, network and application analytics, traffic control and shaping, and more. More recently, we have cultivated a strategic focus on the expansion and advancement of our SECaaS product offerings.

The Company delivers a unified security service for individual consumers and small and medium-sized businesses (“SMBs”), at home, at work and on the go, with the Allot Secure product family. Our Allot Security Management product is, to our knowledge, the only platform that unifies security services for mobile, fixed and 5G converged networks.

Our industry-leading network-based SECaaS solution has achieved over 50% penetration with some service providers and is already used by over 20 million subscribers globally. Our multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1,000 enterprises.

We have a global and diverse customer base composed of mobile and fixed broadband service providers, cable operators, satellite service providers, private networks, data centers, governments, and enterprises such as financial and educational institutions. We have a strong backlog representing customers’ orders for products and services not yet recognized as revenues. Backlog is subject to delivery delays or program cancellations, which are beyond our control.

With over 20 years of experience empowering service providers and enterprises to get more out of their networks and to manage them better, we enable network operators and enterprises to detect security breaches, to protect their own networks and their users from attacks, to clearly see and understand their networks from within, to optimize, innovate and capitalize on every opportunity, to learn about users and network behaviors, and to improve Quality of Service (“QoS”) and reduce costs, all while increasing value to customers and deploying new services faster.

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

We generated total revenues of $146 million in the year ended December 31, 2021, an increase of 7% over the prior year. In 2021, 28% of our revenues were attributable to security solutions, and 72% of our revenues were attributable to network intelligence solutions.

Industry Overview

Security Solutions

As the number of networks, applications and network-connected devices has increased, consumers and SMBs have become increasingly vulnerable to cyber threats and crime, and communication service providers (“CSPs”) have begun to encounter complex operational challenges requiring nuanced solutions.

•
Network Security Threats: As reliance on the Internet has grown, service providers and enterprise networks have become increasingly vulnerable to a wide range of security threats, including DDoS attacks, spambots, malware and other threats. These attacks are designed to flood the network with traffic that consumes all available bandwidth, impeding operators’ ability to provide high quality broadband access to subscribers or preventing enterprises from using mission-critical applications. These threats also compromise network and data integrity. We believe service providers and enterprises can better protect against such attacks by detecting and neutralizing malicious traffic at very early stages, before such threats can compromise network integrity and services.

•
End-User Security Threats: Broadband devices and mobile devices have also become increasingly vulnerable to online threats, such as malware, ransomware and phishing. Broadband and mobile device users have limited cyber-security expertise and therefore present easy targets for cybercriminals. In recent years, we have seen a growing demand from large and mid-size operators to offer such security services to their customers—both individual consumers and small and mid-size businesses. We believe few consumers download security applications to all of their personal devices, but CSPs are well positioned to provide security services because they are the sole providers of access to the network for their consumers, are capable of blocking attacks before they reach the consumer and have multiple touch points with consumers as trusted brands, through ongoing customer support and frequent communication. Research conducted in partnership with Coleman Parkes Research in the second half of 2020 revealed that 90% of consumers believe that CSPs should provide consumers with a security solution. Further, data provided and developed by Coleman Parkes Research in a separate research study of consumers’ attitudes toward cybersecurity revealed that 68% of mobile users are willing to pay an additional $3 per month for a security service, and that 64% of fixed broadband users are willing to pay an additional $6 per month for broadband a security service.

Network Intelligence Solutions

The rapid proliferation of broadband networks in recent years has been driven largely by demand from users for faster and more reliable access to the Internet and by the increased number and complexity of broadband applications, as well as the proliferation of mobile smartphones, tablets and other Internet-connected devices. As a result of this rapid proliferation, service providers have been forced to invest heavily in network infrastructure upgrades and customer support services to maintain the quality of experience for subscribers. Further, the cost of increasing the bandwidth in mobile networks is significantly higher than that in wireline networks, and mobile operators require intelligent bandwidth management solutions to handle increased data traffic and the requirement for continuous low-latency transmission. Moreover, to offset the increased investment and operational costs, CSPs need to be able to offer premium services to consumers. To offer premium services, to guarantee high-quality delivery of content and user experience, to optimize bandwidth utilization and to reduce operational costs, CSPs need enhanced visibility into and control of network traffic, including visibility into the type of applications used on the network and levels of traffic generated by different subscribers.

Our Security Solutions

Our Security-as-a-Service Market Opportunity

For CSPs offering the Allot solutions as security services to their subscribers, the Allot SECaaS solutions are offered to the CSPs on a revenue sharing basis in which both Allot and the operator share the revenue generated from the operator’s subscribers for the use of Allot security services. According to studies by the Organization for Economic Co-operation and Development, connectivity revenues of mobile and fixed broadband networks are approximately $1.2 billion per year. By charging an additional 5% to 8% of the average consumer plan cost for the security service provided, CSPs have the potential to access a total addressable market between approximately $60 billion and $100 billion annually. Accordingly, assuming an end user adoption rate of 25% to 40%, which we believe would only be achieved in a number of years, the CSP’s market opportunity can be estimated to be between $15 billion and $40 billion annually. At a 30% to 50% revenue share, we estimate our total addressable market for security-as-a-service (“SECaaS TAM”) to be between $5 billion and $20 billion annually. The anticipated revenues from this revenue share model are based on the penetration rate of the MAR (maximum annual revenue potential of concluded transactions), which is estimated by Allot upon the transaction signature and constitutes an approximation of the theoretical annual revenues Allot would receive if 100% of the operator’s subscribers, as estimated by Allot, signed up for the service.

Our Products

Allot provides a comprehensive security solution, referred to as Allot Secure 360, to protect network customers, network service integrity and brand reputation. Allot’s SECaaS solutions enable operators to secure subscribers against online threats and harmful content by providing network-based SECaaS to their customers. Allot Secure 360 provides consumers with a 360-degree security architecture—complete, end-to-end protection anywhere, against any cyber threat, and on any device.

Protection for Consumers and SMBs – 360-Degree Security

•
Allot Secure Management (ASM): The Allot Secure Management platform creates a unified security experience for Allot security consumers by providing an end-to-end security management infrastructure that seamlessly communicates with and integrates each enforcement point—NetworkSecure, HomeSecure, DNSecure, IoTSecure, EndpointSecure, and BusinessSecure. On-net coverage is provided through NetworkSecure, HomeSecure, DNSecure, and IoTSecure, and off-net coverage through EndPoint Secure, and the ASM solution creates a flexible security architecture of advanced threat detection technologies in-network, at the consumer-premises equipment and at the endpoint device with network intelligence solutions, machine learning and comprehensive personalization capabilities. The ASM solution delivers a scalable platform that simplifies security service activation, system awareness, new enforcement point integration, threat event reporting and handling, operation and management by the consumer regardless of which enforcement point is active.

o
Allot NetworkSecure: A multi-tenant solution that allows the service provider to offer opt-in security services that allow subscribers to define and enforce safe-browsing limits (Parental Control) and to prevent incoming malware from infecting their devices (Anti-Malware). Services are enforced at the network level, requiring no device involvement or battery consumption.

o
Allot HomeSecure: A multi-tenant solution that allows the service provider to offer opt-in security services that allow subscribers to define and enforce safe-browsing limits (Parental Control) and to prevent incoming malware from infecting their devices (Anti-Malware). Services are enforced at the home router & network level.

o
Allot DNSecure: A multi-tenant solution that allows the service provider to offer opt-in security services that allow subscribers to define and enforce safe-browsing limits (Parental Control) and to prevent incoming malware from infecting their devices (Anti-Malware). Services are enforced at the network DNS requests level, requiring no device involvement or battery consumption.

o
Allot IoTSecure: A multi-tenant solution that enables CSPs to grant each of its enterprise customers a dedicated management console for monitoring and securing their mobile IoT deployments on the CSP network.

o
Allot BusinessSecure: A multi-tenant solution that provides a simple, reliable and secure network for the connected business achieved through a small firmware agent installed on the business router, supported by the Allot Secure cloud, and a mobile application. These elements, working in concert, provide visibility into the network and block both external and internal attacks.

o
EndPoint Secure: A multi-tenant solution that functions as an extension of NetworkSecure, securing the subscribers’ devices while off the Internet, producing seamless customer protection using market leading malware protection and controls.

o
Allot Secure Cloud: The Allot Secure cloud provides to each enforcement point in the security architecture up-to-date threat intelligence, web categorization and device fingerprint data. The Allot Secure cloud uses machine learning and Artificial Intelligence technologies to identify connected devices, create device-specific profiles and provide anti-virus screening.

Protection for the Carriers

•
Allot DDoS Secure/5G Protect: A solution that provides attack detection and mitigation services that protect commercial networks against inbound and outbound Denial of Service (“DoS”) and DDoS attacks, Zero Day attacks, worms, zombie and spambot behavior.

Integrated Network Intelligence Solutions

In addition to our comprehensive and sophisticated security offerings, our integrated network intelligence solutions, together called AllotSmart, provide network visibility and control and allow mobile, fixed and enterprise operators to elevate their role in the digital lifestyle ecosystem and expand into new business opportunities. AllotSmart provides our customers with the potential to increase their revenues by monetizing network usage through value-added products and services, implementing value-based charging and reducing costs by optimizing the delivery and performance of OTT content and cloud computing services. AllotSmart also promotes improved customer loyalty by enabling service providers to offer a selection of service tiers and digital lifestyle options, empowering customers to personalize their network experience. In addition, AllotSmart enables telecommunication providers to comply with a wide range of regulatory requirements aimed to assist governments with securing the public. Our products enable both CSPs and our governmental and law enforcement customers to monitor the content of internet traffic in order to oversee compliance with legal and law enforcement requirements.

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

Customers

We derive a significant and growing portion of our revenue from direct sales to large mobile and fixed-line service providers, as well as government and law enforcement entities. We generate the remainder of our revenue through a select and well-developed network of channel partners, generally consisting of distributors, resellers, OEMs and system integrators. We also endeavor to increase our sales to enterprises and have adapted the structure of our sales organization to this end. In 2021, we derived 40% of our revenues from Europe, 14% from the Americas, 30% from Asia and Oceania and 16% from the Middle East and Africa. A breakdown of total revenues by geographic location for 2019, 2020 and 2021 is set forth in the following table.

	Revenues by Location
	2021	% Revenues	2020	% Revenues	2019	% Revenues
	($ in thousands)
Revenues:
Europe	$58,414	40%	$94,644	70%	$36,199	33%
Asia and Oceania	44,227	30%	23,519	17%	42,994	39%
Middle East and Africa	23,568	16%	9,628	7%	14,331	13%
Americas	19,391	14%	8,131	6%	16,576	15%
Total Revenues	$145,600	100%	$135,922	100%	$110,100	100%

The revenue increase in Europe in 2020 as compared to 2019 was due to an agreement signed in 2019 that accounted for 43% of our total 2020 revenues. The agreement was for the performance and implementation of a specific, one-time project and did not contain any renewal provisions. The revenues from the same contract were 5% of our total revenues in 2021 and were primarily attributable to ongoing maintenance and service obligations in connection with the project.

Channel Partners

We market and sell our products to end-customers both by direct sales and through channel partners, which include distributors, resellers, OEMs and system integrators. A significant portion of our sales occur through our channel partners. In 2021, approximately 45% of our revenues were derived from channel partners. In some cases, our channel partners are also responsible for installing and providing initial customer support for our products, with our continuous technical assistance. In the majority of the cases, the partners are responsible for the initial customer support (Tier 1 support), while we act as the escalation level. Our channel partners are located around the world and address most major markets. Our channel partners target a range of end-users, including carriers, alternative carriers, cable operators, private networks, data centers and enterprises in a wide range of industries, including government, financial institutions and education. Our agreements with channel partners that are distributors or resellers are generally non-exclusive, for an initial term of one year and automatically renew for successive one-year terms unless terminated. After the first year, such agreements may typically be terminated by either party upon ninety days prior notice.

We offer support to our channel partners. This support includes the generation of leads through marketing events, seminars and web-based leads and incentive programs as well as technical and sales training.

Sales and Marketing

Our product sales cycle varies based on the intended use by the end-customer. The sales cycle for initial network deployment may generally last between twelve and twenty-four months for large and medium service providers, six to twelve months for small service providers, and one to six months for enterprises. Follow-on orders and additional deployment of our products usually require shorter cycles. Large and medium service providers generally take longer to plan the integration of our solutions into their existing networks and to set goals for the implementation of the technology.

We focus our marketing efforts on product positioning, increasing brand awareness, communicating product advantages and generating qualified leads for our sales organization. We rely on a variety of marketing communications channels, including our website, trade shows, industry research and professional publications, the press and special events to gain wider market exposure.

We have organized our worldwide sales efforts into the following regions: North America, South America, Europe, the Middle East and Africa; and Asia and Oceania. We have regional offices in Spain, Italy, France, Singapore, India, Kazakhstan, Japan, Colombia and Israel. As of December 31, 2021, our sales and marketing staff, including product management and business development functions, consisted of 151 employees.

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

Our support plans are designed to maximize network up-time and minimize operating costs. Our customers, including partners and their end-customers, are entitled to take advantage of our around-the-clock technical support, which we provide through our seven support centers located in France, Israel, Singapore, India, Colombia, Spain and the United States. We also offer our customers 24-hour access to an external web-based technical knowledge base, which provides technical support information and, in the case of our channel partners, enables them to support their customers independently and obtain follow up and support from us.

We also offer particular professional services, such as network audit, solution design, project management, business intelligence reports, customer project documentation, integration services, interoperability testing and training.

The expenditures associated with the technical support staff are allocated in our statements of comprehensive loss between sale and marketing expenses and cost of goods sold, based on the roles of and tasks performed by personnel.

As of December 31, 2021, our technical staff consisted of 172 employees, including 66 technical support persons, 89 deployment and professional services engineers, 11 documentation and training persons, and 6 employees related to operations.

Research and Development

Our research and development activities take place primarily in Israel. We also have research and development activities in Spain and India. In addition, since 2020 we have been using subcontractors in Ukraine, Israel and Belarus to source research and development engineers. We devote a significant amount of our resources towards research and development in order to introduce new products and continuously enhance existing products and to support our growth strategy. We have assembled a core team of experienced engineers, many of whom are leaders in their particular field or discipline and have technical degrees from top universities and have experience working for leading Israeli or international networking companies. These engineers are involved in advancing our core technologies, as well as in applying these core technologies to our product development activities. In previous years, our research and development efforts have benefited from non-royalty-bearing grants from the Israel Innovation Authority. As of December 31, 2021, there are no outstanding royalties due from us to the Israel Innovation Authority. In 2021, we received additional grants from the Israel Innovation Authority; however, these grants do not bear royalties. Under the terms of those grants, we are required to perform our manufacturing activities within the state of Israel, as a condition to maintaining these benefits. The State of Israel does not own any proprietary rights in technology developed with the Innovation Authority funding and there is no restriction related to the Israel Innovation Authority on the export of products manufactured using technology developed with the Israel Innovation Authority funding (other limitations on export apply under applicable law). For a description of restrictions on the transfer of the technology and with respect to manufacturing rights, please see “ITEM 3: Key Information—Risk Factors—The government grants we have received for research and development expenditures require us to satisfy specified conditions and restrict our ability to manufacture products and transfer technologies outside of Israel. If we fail to comply with these conditions or such restrictions, we may be required to refund grants previously received together with interest and penalties and may be subject to criminal charges.”

Subcontracting

We subcontract the repair of the hardware components of our legacy Service Gateway Tera platform to Flex (Israel) Ltd. This strategy enables us to reduce our fixed costs, focus on our core research and development competencies and provide flexibility in meeting market demand. Flex (Israel) Ltd. is contractually obligated to provide us with certain services based on agreed specifications, including integration, assembling, testing, storing, packaging and procuring the raw materials for our devices. We are not required to provide any minimum orders. Our agreement with Flex (Israel) Ltd. is automatically renewed annually for additional one-year terms. Flex (Israel) Ltd. may terminate our agreement with them at any time during the term upon prior notice. We retain the right to procure independently any of the components used in our products. Flex (Israel) Ltd. has affiliates outside of Israel, to which it can, with the prior consent of the Israel Innovation Authority, transfer manufacturing of our products if necessary, in which event we may be required to pay increased royalties to the Israel Innovation Authority.

We subcontract the integration of our software products with off-the-shelf hardware platforms provided mainly by Lenovo and Hewlett Packard Enterprise (HPE). Based on verbal understandings, Arrow ocs (Israel) performs the integration of the software product with HPE servers, while Malam-Team (Israel) performs the integration of such software with Lenovo Servers. Such hardware components are manufactured in accordance with the design of our products.

Some of the hardware components of our products are obtained from single or limited sources. Since our products have been designed to incorporate these specific components, any change in these components due to an interruption in supply or our inability to obtain such components on a timely basis may require engineering changes to our products before we could incorporate substitute components. The global semiconductor shortage could increase the possibility of making such engineering changes, or taking other remedial measures, as many of our suppliers use semiconductors in the products we require.

We also purchase off–the-shelf hardware components from single or limited sources for our security and Traffic Management products. We carry approximately three to nine months of inventory of key components. We also work closely with our suppliers to monitor the end-of-life of the product cycle for integral components, and believe that in the event that they announce end of life, we will be able to increase our inventory to allow enough time for replacing such components. The agreements with our suppliers do not contain any minimum purchase or supply commitments. Product testing and quality assurance is performed by our integrators using tests and automated testing equipment and according to controlled test documentation we specify. We also use inspection testing and statistical process controls to assure the quality and reliability of our products.

Competition

We compete against large companies in a rapidly evolving and highly competitive sector of the networking technology market, which offer, or may offer in the future, competing technologies, including partial or alternative solutions to operators’ and enterprises’ challenges, and which, similarly to us, intensely pursue the largest service providers (referred to as Tier 1 operators) as well as large enterprises. Our DPI technology enabled offerings face significant competition from router and switch infrastructure companies that integrate functionalities into their platforms addressing some of the same types of issues that our products are designed to address. This competition is expected to intensify as expansion of 5G networks progresses.

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

As of December 31, 2021, we had 22 issued U.S. patents, two U.S. patents that have recently been allowed but not issued, and seven pending U.S. patent applications. We expect to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

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

•
Legal, Regulatory and Compliance Risks— As with many DPI products, some of our products may be used by governmental or law enforcement customers in a manner that is, or that is perceived to be, incompatible with human rights.

•	Legal, Regulatory and Compliance Risks—Demand for our products may be impacted by government regulation of the internet and telecommunications industry.

•	Legal, Regulatory and Compliance Risks— Our failure to comply with data privacy laws may expose us to reputational harm and potential regulatory actions and fines.

•
Risks Related to our Ordinary Shares—Our shareholders do not have the same protections afforded to shareholders of a U.S. company because we have elected to use certain exemptions available to foreign private issuers from certain corporate governance requirements of Nasdaq.

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

•
Risks Related to our Location in Israel —The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

•
Risks Related to our Location in Israel—The government grants we have received for research and development expenditures require us to satisfy specified conditions and restrict our ability to manufacture products and transfer technologies outside of Israel. If we fail to comply with these conditions or such restrictions, we may be required to refund grants previously received together with interest and penalties and may be subject to criminal charges.

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

Internal Cybersecurity

As a provider of innovative network intelligence and security solutions for mobile and fixed service providers, we are particularly sensitive about the possibility of cyber-attacks and data theft. A breach of our system could provide data information about us and the customers that our solutions protect. Further, we may be targeted by cyber-terrorists because we are an Israeli company. We are also aware of the material impact that an actual or perceived breach of our network may have on the market perception of our products and services and on our potential liability. In 2021, we believe we have successfully prevented all cyber-attack and breach attempts, with no impact on our ongoing operations.

We are focused on instituting new technologies and solutions to assist in the prevention of potential and attempted cyber-attacks, as well as protective measures and contingency plans in the event of an existing attack. For instance, in our internal IT systems, we employ identity and access controls, next-gen endpoint protection and other security measures that we believe make our infrastructure less susceptible to cyber-attacks. We also continuously monitor our IT networks and systems for intrusions and regularly maintain our backup and protective systems. We have made certain updates to our IT infrastructure to enhance our ability to prevent and respond to such threats and we routinely test the infrastructure for vulnerabilities.

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

As of December 31, 2021, we held directly and indirectly the percentage indicated of the outstanding capital of the following subsidiaries:

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

Our principal administrative and research and development activities are located in our approximately 65,412 square foot (6,077 square meter) facilities in Hod-Hasharon, Israel. The leases for our facilities vary in dates and terms, with the main facility’s non-stabilized lease expiring in February 2025.

We also lease a total of 7,664 square feet (712 square meters) in two facilities in Spain, mainly for our sales and research and development operations in Spain, pursuant to lease agreements. The lease agreement of our main site in Spain was renewed for one year in 2021 and may be renewed for additional terms by mutual consent.

ITEM 4A: Unresolved Staff Comments

Not applicable.

ITEM 5: Operating and Financial Review and Prospects

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2021 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “ITEM 3.D: Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

A.	Operating Results

Overview

We are a leading provider of innovative network intelligence and security solutions that enable service providers and enterprises to protect and personalize the digital experience and monetize on their networks. Our flexible and highly scalable service delivery framework leverages the intelligence in data networks, enabling service providers to get closer to their customers, safeguard network assets and users, and accelerate time-to-revenue for value-added services. Our customers use our solutions to create sophisticated policies to monitor network applications, enforce quality of service policies that guarantee mission-critical application performance, mitigate security risks and leverage network infrastructure investments.

We market and sell our products through a variety of channels, including direct sales and through our channel partners, which include distributors, resellers, OEMs and system integrators. We have a diversified end-customer base consisting primarily of service providers, enterprises, government and law enforcement entities. The resulting intelligent, content-aware broadband networks enable our customers to accurately monitor and manage network traffic per application, subscriber, network topology and device.

In 2021, the primary drivers of our revenues were the mobile and fixed markets.

Impacts from COVID-19

The COVID-19 pandemic continues to impact the global economy, businesses and capital markets around the world, including the locations in which we operate. Developments continue to occur rapidly, including the recent emergence and spread of new COVID-19 variants.

While we have not experienced any major cost reduction initiatives, decreases in revenue, or the inability of our customers to make scheduled payments, we cannot reasonably estimate the full extent of the impact COVID-19 will have on our financial condition, results of operations, and cash flows in the foreseeable future. We remain focused on the safety and well-being of our team and on the service of our customers. We will continue to review and assess the rapidly changing COVID-19 pandemic and its impacts on our team, channel partners, customers, suppliers and our business in an effort to address any impacts on our business and the services we provide.

The increasing number of stay-at-home orders has caused a multitude of businesses to transition to extended work-from-home business arrangements. As more companies around the world have shifted to such arrangements, and thus have a greater number of employees working remotely, networks, data stores and infrastructure through virtual private networks (VPNs) have become susceptible to cyber-threats and ransomware attacks. In addition, there has been an overall increase in the volume of network traffic and increased usage of applications, particularly streaming video services. As a result, we believe that the impact of COVID-19 on the way organizations operate has increased our long-term opportunity to provide our customers with products and solutions to improve their businesses as they adapt to changing technology and work-from-home arrangements, and particularly protect customers’ devices and data connected to their networks, as well as detect and mitigate threats to those networks.

We believe these patterns will likely continue for the foreseeable future, and we strive to be well positioned to maximize our selling opportunities as our customers seek increased data protection, security measures and other solutions that our products and services already provide. In addition, because remote working conditions create an increase in network traffic as well as optimal conditions for cyber- and ransomware attacks, we believe that our solutions, both from the Security product and Smart product families, can serve to protect telecommunication consumers as well as serve to protect networks and transmitted data from attackers.

The extent to which COVID-19 impacts our business going forward will depend on numerous evolving factors that we cannot reliably predict, including the efficiency of available vaccines and the availability of such vaccines to the worldwide population, governments’, businesses’ and individuals’ responses to the pandemic, and the continued impact on economic activity. For a discussion of certain risks associated with COVID-19, please see “ITEM 1A: Risk Factors.”

Key measures of our performance

Revenues

We generate revenues from two sources: (1) sales of our network traffic management systems, our network management application solutions and platforms, and our security solution to telecom providers and (2) the provision of maintenance and support services and professional services, including installation and training. We generally provide maintenance and support services pursuant to a maintenance and support program, which may be purchased by customers at the time of product purchase or on a renewal basis.

We recognize revenue under the core principle that transfer of control of our products or services to our customers should be reflected by an amount that represents the consideration we expect to receive in revenue. As such, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenues when (or as) we satisfy each performance obligation. We typically grant a one-year hardware and three-month software warranty on all of our products, or one-year hardware and software warranty to customers that purchase annual maintenance and support. Typically, our support contracts with our customers provide hot line support, warranty, and software updates and upgrades if and when available. We record a provision for warranty at the time the product’s revenue is recognized. We estimate the liability of possible warranty claims based on our historical experience. Warranty claims have to date been immaterial to our results of operations. Maintenance and support revenues are recognized on a straight-line basis over the term of the applicable maintenance and support agreement. See “—Critical Accounting Policies and Estimates—Revenue Recognition” below.

Geographical breakdown. See “—Operating Results—Results of Operations—Revenues.” for the geographic breakdown of our revenues by percentage for the years ended December 31, 2020 and 2021.

Cost of revenues and gross margins

Our products’ cost of revenues consists primarily of costs of materials, manufacturing services and overhead, warehousing and product testing. Our services’ cost of revenues consists primarily of salaries and related personnel costs for our customer success staff. In 2021, our gross margin decreased compared to 2020, mainly due to a one-time favorable product mix in 2020. In 2020, our gross margin increased compared to 2019, mainly due to a one-time favorable product mix.

We believe that measuring our products’ cost of revenues and gross margins is helpful to understand our financial statements and results of operations because it enables the investors to evaluate the company’s effectiveness in its operations. In addition, our management team uses these metrics to monitor the company’s performance.

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

General and administrative. Our general and administrative expenses consist of salaries and related personnel costs, rental expenses, costs for professional services, credit loss expenses and depreciation. General and administrative expenses also include costs associated with corporate governance, VAT and other tax expenses and regulatory compliance, compliance with the rules implemented by the SEC, Nasdaq and the TASE and premiums for our director and officer liability insurance.

Approved Enterprise

Our facilities in Hod-Hasharon, Israel have been granted Approved Enterprise status under the Encouragement of Capital Investments Law, 1959, and enjoy certain tax benefits under this program. We intend to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2021, our net operating loss carry forwards for Israeli tax purposes totaled approximately $64.9 million. Income derived from other sources, other than through our “Approved Enterprise” status, during the benefit period will be subject to the regular corporate tax rate.

Government Grants

Our research and development efforts have been financed, in part, through grants from the Israel Innovation Authority under our approved plans in accordance with the Research and Development Law. In 2020 and 2021, we received grants from the Israel Innovation Authority through non-royalty bearing programs.

Factors Affecting Our Performance

Our business, financial position and results of operations, as well as the period-to-period comparability of our financial results, are significantly affected by a number of factors, some of which are beyond our control, including:

Customer concentration. The revenues derived from our largest customer in each of the past three years were 11%, 43% and 16% of our total revenues in 2021, 2020 and 2019, respectively. The revenues derived from our second largest customer amounted to 9%, 11% and 11% of our total revenues for 2021, 2020 and 2019, respectively. The revenues from our largest customer in 2020 were for a one-time delivery of products, including AllotSmart products and related services, which will not recur in subsequent years, although will be subject to ongoing maintenance revenues. While we have some visibility into the likely scope of the customers’ projects, our relationships are conducted solely on a purchase order basis and we do not have any commitment for future purchase orders from these customers. The loss of any of such third parties could harm our results of operations and financial condition.

Size of end-customers and sales cycles. We have a global, diversified end-customer base consisting primarily of service providers, enterprises, government and law enforcement entities. The deployment of our products by small and midsize enterprises and service providers can be completed relatively quickly. Large service providers take longer to plan the integration of our solutions into their existing networks and to set goals for the implementation of the technology. Sales to large service providers are therefore more complicated as they involve a relatively larger number of network elements and solutions. We are seeking to obtain further significant customers in the large service provider market that would positively impact our future performance. The longer sales cycles associated with the increased sales to large service providers of our platforms may increase the unpredictability of the timing of our sales and may cause our quarterly and annual operating results to fluctuate if a significant customer delays its purchasing decision and/or defers an order. Furthermore, longer sales cycles may result in delays from the time we increase our operating expenses and make investments in inventory to the time that we generate revenue from related product sales.

Average selling prices. Our performance is affected by the selling prices of our products. We price our products based on several factors, including manufacturing costs, the stage of the product’s life cycle, competition, technical complexity of the product, and discounts given to channel partners in certain territories. We typically are able to charge the highest price for a product when it is first introduced to the market. We expect that the average selling prices for our products will decrease over each product’s life cycle as our competitors introduce new products. In order to maintain or increase our current prices, we expect that we will need to enhance the functionality of our existing products by offering higher system speeds, additional products and features, such as additional security functions, supporting additional applications and providing enhanced reporting tools. We also from time to time introduce enhanced products, typically higher-end models that include new architecture and design and new capabilities. Such enhanced products typically increase our average selling price. To further offset such declines, we sell maintenance and support programs for our products, and as our customer base and number of field installations grow, our related service revenues are expected to increase.

Cost of revenues and cost reductions. Our cost of revenues as a percentage of total revenues was 29.5% for 2020 and 30.6% for 2021. Our products use off-the-shelf components and typically the prices of such components decline over time. However, the introduction and sale of new or enhanced products and services may result in an increase in our cost of revenues. We make a continuous effort to identify cheaper components of comparable performance and quality. We also seek improvements in engineering and manufacturing efficiency to reduce costs. Our products incorporate features that are purchased from third parties. In addition, new products usually have higher costs during the initial introduction period. We generally expect such costs to decline as the product matures and sales volume increases. The introduction of new products may also involve a significant decrease in demand for older products. Such a decrease may result in a devaluation or write-off of such older products and their respective components. The growth of our customer base is usually coupled with increased service revenues primarily resulting from increased maintenance and support. In addition, the growth of our installed base with large service providers may result in increased demand for professional services, such as training and installation services. An increase in demand for such services may require us to hire additional personnel and incur other expenditures. However, these additional expenses, handled efficiently, may be utilized to further support the growth of our customer base and increase service revenues. In 2021 and 2020, our cost of revenues increased due to an increase in revenues.

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

Results of Operations

The following table sets forth our statements of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2020	2021
Revenues:
Products	68.1	60.6
Services	31.9	39.4
Total revenues	100	100
Cost of revenues:
Products	21	21.7
Services	8.5	8.9
Total cost of revenues	29.5	30.6
Gross profit	70.5	69.4
Operating expenses:
Research and development, net	32	32.3
Sales and marketing	35	35.9
General and administrative	10.2	10.4
Total operating expenses	77.2	78.6
Operating loss	6.6	9.3
Financing income, net	1.3	0.2
Loss before income tax expense	5.3	9.1
tax expense	1.6	1.3
Net loss	6.9	10.3

Revenues

See “ITEM 4B: Information on Allot—Business Overview—Customers” for the geographic breakdown of our revenues by percentage for the years ended December 31, 2019, 2020 and 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Products. Product revenues decreased by $4.3 million, or 4.6%, to $88.2 million in 2021 from $92.5 million in 2020. The decrease in revenues in 2021 was mainly attributable to a decrease in projects which require a large portion of hardware components.

Services. Service revenues increased by $14 million, or 32.2%, to $57.4 million in 2021 from $43.4 million in 2020. The increase was mainly attributed to an increase in professional services and support and maintenance.

Product revenues comprised 60.6% of our total revenues in 2021, a decrease of 7.5% compared to 2020 while the services revenues portion of total revenues comprised 39.4% of our total revenues in 2021, an increase by 7.5%.

Cost of revenues and gross margin

Products. Cost of product revenues increased by $3.1 million, or 10.8%, to $31.6 million in 2021 from $28.5 million in 2020. Product gross margin decreased to 64.2% in 2021 from 69.2% in 2020. This decrease is mainly attributed to inventory write-off in 2021.

Services. Cost of services revenues increased by $1.4 million, or 12%, to $13 million in 2021 from $11.6 million in 2020. Services gross margin increased to 77.4% in 2021 from 73.4% in 2020. This increase is mainly attributed to better services mix sold.

Total gross margin decreased from 70.5% in 2020 to 69.4% in 2021.

Operating expenses

Research and development. Gross research and development expenses increased by $3.5 million, or 8%, to $47.3 million in 2021 from $43.8 million in 2020. The increase in our research and development expenses is mainly attributable to our increase in payroll-related and subcontractors’ expenses. Gross research and development expenses as a percentage of total revenues increased to 32.5% (32.3%, net) in 2021 from 32.2% (32%, net) in 2020.

Sales and marketing. Sales and marketing expenses increased by $4.8 million, or 10.1%, to $52.3 million in 2021 from $47.5 million in 2020. The increase in our sales and marketing expenses is mainly attributable to our increased efforts to strengthen our position in certain territories, which led to increase in payroll-related and finder fee expenses. Sales and marketing expenses as a percentage of total revenues increased to 35.9% in 2021 from 35% in 2020.

General and administrative. General and administrative expenses increased by $1.2 million, or 9%, to $15.1 million in 2021 from $13.9 million in 2020, deriving mainly from increase in payroll-related expenses, insurance expenses and legal fees in 2021. General and administrative expenses as a percentage of revenues increased to 10.4% in 2021 from 10.1% in 2020.

Financial income, net. In 2021 we had $0.3 million financial income, net. In 2020, we had $1.9 million financial income, net. The change in 2021 was mainly attributed to decrease in interest income and an increase in exchange rate differences expenses.

Income tax expense. Income tax expense in 2021 was $1.9 million, compared to income tax expense of $2.2 million in 2020. The decrease in 2021 was mainly due to a decrease in the write-off of withholding taxes expenses of approximately $0.2 million, a decrease in tax exposures expenses of $0.4 million and an increase in current and previous year’s tax and deferred tax expenses of $0.3 million, compared to 2020.

For a discussion of our operating results for the fiscal year ended December 31, 2020 as compared to the fiscal year ended December 31, 2019, see “ITEM 5. Operating and Financial Review and Prospects—Operating Results” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which was filed with the SEC on March 15, 2021.

B.	Liquidity and Capital Resources

As of December 31, 2021, we had $11.7 million in cash and cash equivalents, $11.5 million available for sale marketable securities, $62.2 million in short-term deposits and restricted deposits and $0.2 million in long-term deposits. As of December 31, 2021, our working capital, which we calculate by subtracting our current liabilities from our current assets, was $80.7 million.

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

Operating Activities

Net cash used in operating activities in 2021 was $8.4 million. Net cash used in operating activities consisted mainly of a net loss of $15 million, depreciation, amortization and impairment of intangible assets of $5.6 million, $8 million of share-based compensation expense, a decrease of $1.5 million in inventory, an increase of $0.5 million in employees and payroll accruals, an increase of $16.8 million in trade receivables, an increase of $1.9 million in trade payables, a decrease of $1.6 million in other payables and accrued expenses, a decrease of $4.9 million in other receivables and prepaid expenses, an increase of $1.6 million in deferred revenues and $1.1 million related to other operating activities. The change in employees and payroll accruals, trade payables and other receivables and prepaid expenses was mainly due to advanced payments to suppliers and payroll-related items occurring in 2020.

During 2020, we had $12.2 million in cash and cash equivalents from operating activities. Net cash used in operating activities consisted mainly of a net loss of $9.3 million, depreciation, amortization and impairment of intangible assets of $4.3 million, $5.2 million of share-based compensation expense, an increase of $1.9 million in inventory, an increase of $2 million in employees and payroll accruals, a decrease of $8.3 million in trade receivables, a decrease of $9.6 million in trade payables, an increase of $3 in other payables and accrued expenses, an increase of $7.3 million in other receivables and prepaid expenses, a decrease of $5.2 million in deferred revenues and $1.7 million related to other operating activities. The change in employees and payroll accruals, trade payables and other receivables and prepaid expenses was mainly due to advanced payments to suppliers and payroll-related items.

Investing Activities

Net cash used for investing activities in 2021 was $6.3 million, primarily attributable to proceeds from redemption or sale of marketable securities of $15.1 million and increase in restricted deposit of $0.3 million. The above changes were partially offset by investment in Short-term deposits of $13.5 million and purchase of property and equipment of $7.6 million.

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

We expect that our capital expenditures will total approximately $4.3 million in 2022. We anticipate that these capital expenditures will be primarily related to purchase of equipment of SECaaS deals and to further investments in lab equipment for research and development and customer success as well as IT infrastructure.

Financing Activities

Net cash provided by financing activities in 2021 was $2.8 million, which was mainly attributable to issuance of share capital through the exercise of share options.

Net cash provided by financing activities in 2020 was $1.8 million, which was mainly attributable to issuance of share capital through the exercise of share options.

For a discussion of our liquidity and capital resources for the fiscal year ended December 31, 2019, see “ITEM 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which was filed with the SEC on March 15, 2021.

Recent Developments. On February 18, 2022, we issued to Lynrock Lake Master Fund LP a senior unsecured promissory note, convertible into our ordinary shares, with an aggregate principal amount of $40 million. The note will mature on February 14, 2025, subject to the Company’s option to extend the maturity date by one year up to two times.

Material Cash Requirements

Our material cash requirements as of December 31, 2021, and any subsequent interim period, primarily include our capital expenditures, lease obligations and purchase obligations.

Our capital expenditures primarily consist of purchases of lab equipment, computers and peripheral equipment, office furniture and equipment, leasehold improvements and SECaaS equipment. Our capital expenditures were $3.7 million in 2019, $7.6 million in 2020 and $7.6 million in 2021. We will continue to make capital expenditures to meet the expected growth of our business.

Our lease obligations consist of the commitments under the lease agreements for our group facilities and motor vehicles. The group facilities are leased under several lease agreements with various expiration dates. Our leasing expense were $3.1 million in 2019, $3.3 million in 2020 and $3.1 million in 2021.

Our purchase obligations consist primarily of commitments for our operating activities. Our operating expenses were $85 million in 2019, $105 million in 2020 and $115 million in 2021. More than 80% of the Company’s operating expenses are attributable to salary expenses.

We intend to fund our existing and future material cash requirements with our existing cash balance. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Other than as discussed above, we did not have any significant capital and other commitments or long-term obligations as of December 31, 2021.

C.	Research and Development, Patents and Licenses

In 2019, 2020 and 2021, we received non-royalty bearing grants from the Israel Innovation Authority. However, the terms of the grants require us to comply with the IIA’s restrictions and obligations as set out below.

•
Local Manufacturing Obligation. We must manufacture the products developed with these grants in Israel. We may manufacture the products outside Israel only if we receive prior approval from the IIA (such approval is not required for the transfer of up to 10% of the manufacturing capacity in the aggregate, in which case a notice must be provided to the IIA and not objected to by the IIA within 30 days of such notice).

•
Know-How Transfer Limitation. We have certain limitations on our ability to transfer know-how funded by the IIA. Approval of any transfer of IIA funded know-how to another Israeli company will be granted only if the recipient abides by the provisions of the Innovation Law and related regulations. Transfer of IIA funded know-how outside of Israel requires prior approval of the IIA and may be subject to payments to the IIA.

•
Change of Control. We must notify the IIA in respect of any change in the ownership of our shares. In respect of any non-Israeli citizen, resident or entity that, among other things, (i) becomes a holder of 5% or more of our share capital or voting rights, (ii) is entitled to appoint one or more of our directors or our chief executive officer or (iii) serves as one of our directors or as our chief executive officer (including holders of 25% or more of the voting power, equity or the right to nominate directors in such direct holder, if applicable) are required to obtain an undertaking to comply with the rules and regulations applicable to the grant programs of the IIA.

Approval to manufacture products outside of Israel or consent to the transfer of IIA funded know-how, if requested, is within the discretion of the IIA. Furthermore, the IIA may impose conditions on any arrangement under which it permits us to transfer IIA funded know-how or manufacturing out of Israel.

As of December 31, 2021, we had 22 issued U.S. patents, two U.S. patents that have recently been allowed but not issued, and seven pending U.S. patent applications. We expect to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

D.	Trend Information

See “ITEM 5: Operating and Financial Review and Prospects” above and “Impact of COVID-19” under Item 5.A above.

E.	Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty and actual results may differ. Our significant accounting policies are more fully described in Note [2] to our consolidated financial statements included elsewhere in this annual report. Certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in our industry, information provided by our customers and information available from other outside sources, as appropriate. With respect to our policies on revenue recognition and warranty costs, our historical experience is based principally on our operations since we commenced selling our products in 1998. Our estimates are primarily guided by observing the following critical accounting policies:

•	Revenue recognition;

•	Provision for returns;

•	Allowance for credit losses;

•	Accounting for share-based compensation;

•	Inventories;

•	Marketable securities;

•	Impairment of goodwill and long lived assets;

•	Income taxes;

•	Contingent liabilities; and

•	Contingent Consideration.

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

The Company adopted accounting standards codification 606, “Revenue from Contracts with Customers” (“ASC 606”), effective on January 1, 2018. The Company recognizes revenue under the core principle that transfer of control to the Company’s customers should be depicted in an amount reflecting the consideration the Company expects to receive. As such, the Company identifies a contract with a customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to each performance obligation in the contract and recognizes revenues when (or as) the Company satisfies a performance obligation.

Most of the Company’s contracts usually include combinations of products and services, that are capable of being distinct and accounted for as separate performance obligations.

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

The Company also enters into service contracts, in which the Company provides SECaaS solutions to operators, which the Company considers as its customers. The Company’s SECaaS solutions are offered to operators on a Revenue Share business model, where both the Company and the operator share the revenue generated from the operator’s subscribers. Most of the Company’s SECaaS contracts contain a single performance obligation comprised of series of distinct goods and services satisfied over time. The contracts consideration is based on usage by the operator’s subscribers. As such, the Company allocates the variable consideration in those contracts to distinct service periods in which the service is provided and recognizes revenue for each distinct service period.

Provision for returns. We provide a provision for product returns based on its experience with historical sales returns. Such provisions amounted to $0.2 million and $0.3 million as of December 31, 2021 and 2020, respectively.

Allowance for credit losses. Trade receivables are recorded and carried at the original invoiced amount which was recognized as revenues less an allowance for any potential uncollectible amounts. The Company makes estimates of expected credit losses for the allowance for credit losses and allowance for unbilled receivables based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The estimated credit losses allowance is recorded as general and administrative expenses on the Company’s consolidated statements of income (loss).

Accounting for share-based compensation. We account for share-based compensation in accordance with Accounting Standards Codification No. 718, “Compensation - Stock Compensation” (“ASC No. 718”) that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statement of comprehensive loss. We recognize compensation expense for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of the grant and revised in subsequent periods if actual forfeitures differ from those estimates. The expected annual pre-vesting forfeiture rate affects the number of vested RSUs. The pre-vesting rate ranged between 0% and 30% in the years 2021, 2020 and 2019. In connection with the grant of options and RSUs, we recorded total share-based compensation expenses of $5.2 million in 2020 and $8 million in 2021. In 2021, $0.6 million, $2.5 million, $3.2 million and $1.7 million of our share-based compensation expense resulted from cost of revenue, research and development expenses, net, sales and marketing expenses and general and administrative expenses, respectively, based on the department in which the recipient of the option grant was employed. As of December 31, 2021, we had an aggregate of $18.1 million of unrecognized share-based compensation remaining to be recognized over a weighted average vesting period of 2.3 years.

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventory and discontinued products. Inventory write-off expenses in 2021 and 2020 totaled $4.6 million and $1.9 million, respectively.

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

As of December 31, 2021, we held available for sale marketable securities of $11.5 million. As of December 31, 2021, the accumulated unrealized gain recorded in other comprehensive income was $0.1 million.

Impairment of goodwill and long-lived assets.

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If the Company elects not to use this option, or if the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company prepares a quantitative analysis to determine whether the carrying value of reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, the Company recognizes an impairment of goodwill for the amount of this excess, in accordance with the guidance in FASB Accounting Standards Update (“ASU”) No. 2017-04, Intangibles - Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment, which we adopted as of January 1, 2020.

The Company operates in one operating segment, and this segment comprises its only reporting unit. The Company has performed an annual impairment analysis as of December 31, 2021 and determined that the carrying value of the reporting unit was lower than the fair value of the reporting unit. Fair value is determined using market value. During the years 2021, 2020 and 2019, no impairment losses were recorded.

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

We believe that our business activity and management structure meet the criterion of being a single reporting unit for accounting purposes. We performed an annual impairment analysis as of December 31, 2021 and determined that the carrying value of the reporting unit was lower than the fair value of the reporting unit. Fair value is determined using market value. During the years ended 2020 and 2021, no impairment losses were recorded.

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

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC No. 360, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended 2020 and 2021, no impairment losses were recorded.

Income taxes. We account for income taxes in accordance with Accounting Standards Codification No. 740, “Income Taxes” (“ASC No. 740”). ASC No. 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value in the near future, if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In Israel, we have accumulated operating loss carry forwards of approximately $64.9 million and capital losses of approximately $27 million for tax purposes as of December 31, 2021, which may be carried forward and offset against ordinary income and capital gains respectively in the future for an indefinite period. In the United States, the accumulated losses for U.S. federal income tax return purposes were approximately $4 million and the accumulated losses for U.S. state income tax return purposes were approximately $5 million. The federal accumulated losses for tax purposes expire between 2026 and 2037. U.S. states have varying rules regarding expiration of net operating losses. We believe that because of our history of losses, and uncertainty with respect to future taxable income, it is more likely than not that the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future, and therefore, a valuation allowance was provided to reduce deferred tax assets to nil. The valuation allowance attributed to such losses for the year ended December 31, 2021 was $30 million.

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

For more information regarding recently issued accounting pronouncements see Note 2 to the consolidated financial statements.

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the names, ages and positions of our directors and executive officers as of March 1, 2022:

Name	Age	Position
Directors
Yigal Jacoby(5)	61	Chairman of the Board
Manuel Echanove(5)	57	Director
Itsik Danziger (5)	73	Director
Efrat Makov (1)(2)(3)(4)(5)	53	Director
Steven D. Levy (1)(2)(4)(5)	65	Director
Miron (Ronnie) Kenneth (1)(2)(5)	66	Director
Nadav Zohar (5)	56	Director

Executive Officers
Erez Antebi	63	Chief Executive Officer and President
Ziv Leitman	63	Chief Financial Officer
Rael Kolevsohn	52	Vice President, Legal Affairs, General Counsel and Company Secretary
Keren Rubanenko	45	Senior Vice President, Cyber Security Business Unit
Assaf Eyal	62	Senior Vice President, Global Sales
Vered Zur	58	Vice President, Marketing
Mark Shteiman	45	Senior Vice President Allot Smart Business Unit
Aharon Mullokandov	39	Vice President, R&D Cyber Security Business Unit
Noam Lila	46	Senior Vice President, Customer Success and Operations
_____________
(1)	Member of our compensation and nomination committee.
(2)	Member of our audit committee.
(3)	Lead independent director.
(4)	Outside director.
(5)	Independent director under the rules of Nasdaq.

Directors

Yigal Jacoby has served as Chairman of our board of directors since November 2016. Mr. Jacoby co-founded our company in 1996, served as our Chief Executive Officer until 2006 and as a Chairman of our board of directors until 2008. Prior to co-founding Allot, Mr. Jacoby founded Armon Networking, a manufacturer of network management solutions in 1992, and managed it until it was acquired by Bay Networks, a network hardware vendor, where he served as the General Manager of its Network Management Division. From 1985 to 1992, Mr. Jacoby held various engineering and marketing management positions at Tekelec, a manufacturer of Telecommunication monitoring and diagnostic equipment. Currently, Mr. Jacoby is an active investor and director of several Israeli start-up companies. Mr. Jacoby has a B.A., cum laude, in Computer Science from Technion — Israel Institute of Technology and a M.Sc. in Computer Science from University of Southern California.

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

Itsik Danziger has served as a director since 2011. Prior to his appointment as a director, Mr. Danziger served as an observer to our board since 2010. Itzhak Danziger serves as a member of the board of Galil Software, an Israeli software services company, and as a director of EyeControl and Jinni Media, privately held technology companies. From 1985 to 2007, Mr. Danziger held various executive positions at Comverse, a technology companies group that develops and markets telecommunications systems, including as president of Comverse Technology Group, as president of Comverse Network Systems and as chairman of Comverse subsidiary - Starhome. Prior to joining Comverse, Mr. Danziger held various R&D and management positions in Tadiran Telecom Division, a privately held manufacturer of business telecommunications equipment. In the non-profit sector, Mr. Danziger serves as the chairman of the Center for Educational Technology (CET), as Vice President and board member of the New Israel Fund (NIF), a non-profit for social justice and equality, the chairman of Israel Venture Network (IVN) - Yozma fund for investments in social businesses and a director in Israel Venture Network (IVN), a venture philanthropy NGO. Mr. Danziger was also a member of the National Task Force for the Advancement of Education in Israel (Dovrat Committee). Mr. Danziger holds a B.Sc. cum laude and a M.Sc. in electrical engineering from the Technion - Israel Institute of Technology and an M.A. cum laude in philosophy and digital culture from Tel Aviv University.

Efrat Makov has served as the lead independent director on our board since 2021. She has served as a director of iSPAC 1 Ltd. (TASE: ISPC) since July 2021 and B Communications Ltd. (TASE: BCOM) since November 2019. Ms. Makov previously served as a director of BioLight Life Sciences Ltd. (TASE: BOLT), an emerging global ophthalmic company, from April 2011 to July 2020. Ms. Makov served as a director of Kamada Ltd. (NASDAQ: KMDA), a plasma-derived biopharmaceutical company, from December 2018 to December 2019 and of Anchiano Therapeutics Ltd. (NASDAQ: ANCN) (now known as Chemomab Therapeutics Ltd. (NASDAQ: CMMB)), a clinical-stage biopharmaceutical company, from September 2018 to February 2020. Ms. Makov served as the Chief Financial Officer of Alvarion Ltd. (formerly NASDAQ; TASE: ALVR), a global provider of autonomous Wi-Fi networks, from April 2007 to December 2010. Ms. Makov served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (formerly NASDAQ; TASE: ALDN), an information security leader specializing in authentication, software DRM and content security, from September 2005 to January 2007, where she was responsible for the finance, operations, information systems and human resources functions. Prior to that, Ms. Makov served in management positions at two Israeli-based public companies, including as Vice President of Finance at Check Point Software Technologies Ltd. (NASDAQ: CHKP), a worldwide leader in IT security, from September 2002 to August 2005. Ms. Makov served as Director of Finance for NUR Macroprinters Ltd. (formerly NASDAQ: NURM) (now known as Ellomay Capital Ltd. (NYSE; TASE: ELLO)), from August 2000 to August 2002. Prior to that, Ms. Makov spent seven years in public accounting with Arthur Andersen LLP in its New York, London and Tel Aviv offices. Ms. Makov holds a B.A. degree in Accounting and Economics from Tel Aviv University and is a certified public accountant in Israel and the United States.

Steven D. Levy has served as an outside director since 2007. Mr. Levy served as a Managing Director and Global Head of Communications Technology Research at Lehman Brothers, a global financial services firm, from 1998 to 2005. Before joining Lehman Brothers, Mr. Levy was a Director of Telecommunications Research at Salomon Brothers, an American investment bank, from 1997 to 1998, Managing Director and Head of the Communications Research Team at Oppenheimer & Co., a global full-service brokerage and investment bank from 1994 to 1997 and a senior communications analyst at Hambrecht & Quist, a California-based investment bank, from 1986 to 1994. Mr. Levy has served as a director of PCTEL, a broadband wireless technology company since 2006 and currently serves as their Chairman and served as a director of Edison Properties, a privately held U.S. real estate company, since 2015. Mr. Levy previously served as a director of privately held GENBAND Inc., a U.S. provider of telecommunications equipment. Mr. Levy holds a B.Sc. in Materials Engineering and an M.B.A., both from the Rensselaer Polytechnic Institute.

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

Executive Officers

Erez Antebi has served as our President and Chief Executive Officer since February 2017. Mr. Antebi served as the Chief Executive Officer of Gilat Satellite Networks (NADAQ: GILT), a satellite communications technology and services provider, between 2012 and 2015. Between 2005 and 2012, Mr. Antebi also served in several executive roles at Gilat Satellite Networks. Between 2003 and 2005, Mr. Antebi served as the Chief Executive Officer of Clariton Networks, a start-up company, providing services in cellular coverage. Prior to that Mr. Antebi has served in a variety of roles at Gilat Satellite Networks, Tadiran, a provider of radio communications for military applications and for Rafael, Israel Ministry of Defense. Mr. Antebi currently serves on the advisory boards of HiSky. Mr. Antebi holds a B. Sc., Electrical Engineering (Communications), Summa Cum Laude, and a M.Sc., Electrical Engineering (Information Theory), both from the Technion, Israel.

Ziv Leitman has served as our Chief Financial Officer since November 2019. Prior to joining Allot, Mr. Leitman served as Chief Financial Officer of Powermat Technologies, a wireless charging pioneer leader, and from 2011 to 2017 as CFO of Partner Communications, one of Israel’s leading mobile, fixed-line, Internet and TV service providers. Between 2009 to 2011, he served as Deputy Chief Executive Officer and Chief Financial Officer of Paz Oil Company, and between 2002 to 2009, as CFO of Comverse Inc., a leading provider of telecommunications products. From 1989 to 2002, Mr. Leitman also held Chief Financial Officer positions at Discount Investment Corp., Lucent Technologies EIS, Kimberly-Clark Israel and Optrotech (Orbotech). Mr. Leitman is a Certified Public Accountant and holds a B.A. in Economics and Accounting and an M.B.A. in Finance & Information Systems, both from the Tel Aviv University.

Mark Shteiman has served as our Senior Vice President Allot Smart Business Unit since December 2021. Prior to that Mr. Shteiman served as our Vice President Product Management since October 2019. Prior to that Mr. Shteiman served as our Associate Vice President Product Management from June 2018. Prior to Allot Mr. Shteiman served as Vice President Product Management at Kaminario Ltd. a leading All-flash Software-defined storage company, redefining the future of cloud-scale datacenters, between 2012 and 2015 served as Head of Product, City business unit of AGT International Ltd., between 2011 and 2013 founded Friendize Me. a SaaS Social E-commerce company and served as its Chief Executive Officer, between 2009 and 2011 as Vice President, Products at Gigafone Ltd., between 2006 and 2008 as VP Product Management NGM at Neustar, between 2000 – 2006 he held a number of positions at Followap a leading mobile instant messaging (IM) and interoperability provider for mobile telecom operators and internet service providers, during 2000 held a position in the Israeli Defense Forces and between 1996 – 1998 served as a software developer at Aitech Defense Systems. Mr. Shteiman holds a B.Sc in Computer Science from the Technion, Israel.

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

Assaf Eyal has served as our Senior Vice President, Global Sales since June 2021. Over the last 25 years, Mr. Eyal held leadership roles in sales, marketing and customer service. Most recently, he served as SVP APAC at Drivenets. Prior to Drivenets, Mr. Eyal was Executive VP, Cyber Security for Enterprise at Cognyte (NASDAQ:VRNT), President Commercial Division & Corporate VP at Gilat (NASDAQ: GILT), President & CEO at Ultrashape Medical and EVP at Nur Macroprinters. Additionally, Mr. Eyal worked at Orbotech Ltd., (NASDAQ: ORBK, now a KLA company) for over 17 years in various management positions in the United States, Hong Kong and Israel. Mr. Eyal holds an M.Sc in Management and B.Sc in Engineering.

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

Keren Rubanenko has served as our Senior Vice President, Cyber Security Business Unit since December 2021. Prior to that Ms. Rubanenko served as our Senior Vice President, Allot Smart Business Unit, since November 2020. Prior to that Ms. Rubanenko served as our Senior Vice President, Customer Success since November 2018. Prior to joining Allot, Ms. Rubanenko was Vice President, Customer Success at RADCOM, Vice President, R&D and Operations Surveillance Solutions at Nice Systems between 2011 and 2015, between 1999 and 2011, Ms. Rubanenko held a number of senior positions at Comverse Technologies including serving as Associate VP and General Manager, Voice Product Unit. Ms. Rubanenko holds a B.A. in Business Administration.

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

Noam Lila has served as our Senior Vice President, Customer Success and Operations since January 2021. Prior to that time, Mr. Lila served as our Assistant Vice President, APAC Customer Success from February 2019. Prior to joining Allot, Mr. Lila accumulated over 20 years of experience in the telecommunications industry, holding various executive positions at Amdocs and Comverse. Most recently, he was Vice President of sSrvices at Amdocs located in Australia, Vice President of APAC CS at Comverse located in Japan, VP of IT & SCM at Comverse, AVP of EMEA CS at Comverse and others. Throughout his career, Mr. Lila lead hundreds of projects deployment and transformation programs to Tier 1 customers and some with value of more than $100 million (USD) each.

B.	Compensation of Officers and Directors

The aggregate compensation paid to or accrued on behalf of our directors and executive officers as a group during 2021 consisted of approximately $5 million in salary, fees, bonus, commissions and directors’ fees, including amounts we expended for automobiles made available to our officers, but excluding equity based compensation, dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. This amount includes approximately $0.9 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

In 2021, we paid or accrued to the chairman of the board of directors, Mr. Yigal Jacoby, an annual fee of ILS 358,200 (approximately $110,902 USD). During such time we paid our directors, Itzhak Danziger, Nadav Zohar and Manuel Echanove ILS 74,565 (approximately $23,086 USD), ILS 76,815 (approximately $23,783 USD) and ILS 79,065 (approximately $24,479 USD), respectively, and we paid or accrued to each of our outside directors, Steven Levy and Miron (Ronnie) Kenneth, as permitted by the Companies Law, an annual fee of ILS 103,815 (approximately $32,142 USD), and ILS 103,815 (approximately $32,142 USD), respectively. We also paid ILS 99,315 (approximately $30,749 USD) to Nurit Benhamini, a director who departed during the 2021 fiscal year. The above fees for each of our directors (other than Yigal Jacoby) have included a per-meeting attendance fee of ILS 2,250 (approximately $697 USD) for any meeting he or she attended by conference call or similar means. Our directors are also typically granted upon election a total of 20,000 equity based awards, which vest over a period of not less than three years, and 10,000 RSUs, as of every third annual general meeting following the respective director’s initial election.

During 2021, our executive officers and directors received, in the aggregate, 334,000 RSUs under our equity incentive plans.

Compensation of our Five Most Highly Compensated Office Holders

Summary Compensation Table

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to U.S. domestic companies to disclose the compensation of certain executive officers on an individual, rather than an aggregate, basis. Nevertheless, the regulations promulgated under the Companies Law require us to disclose the annual compensation of our five most highly compensated directors and officers on an individual, rather than on an aggregate, basis.

The table and summary below outline the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2021. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, equity-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car, phone and social benefits paid to or earned by each Covered Executive during the year ended December 31, 2021.

Name and Principal Position (1)	Salary ($)	Bonus and Commission ($) (2)	Equity-Based Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
Erez Antebi, President and Chief Executive Officer	297,226	124,707	373,296	76,902	872,131
Ziv Leitman, Chief Financial Officer	297,226	68,114	243,950	98,659	707,949
Keren Rubanenko, Senior Vice President, Cyber Security Business Unit	260,073	58,857	284,447	71,016	674,393
Yael Villa, Former Senior Vice President, Cyber Security Business Unit	278,649	59,877	195,333	93,515	627,374
Rael Kolevsohn, Vice President, Legal Affairs, General Counsel and Company Secretary	242,425	56,194	103,530	68,020	470,169

(1)	Unless otherwise indicated herein, all Covered Executives are full-time employees of Allot.
(2)
Amounts reported in this column represent annual incentive bonuses and commissions granted to the Covered Executives based on performance-metric based formulas set forth in their respective employment agreements.

(3)
Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for share-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note [12] to our consolidated financial statements for the year ended December 31, 2021, included herein.

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

We strive to provide a mix of compensation that supports a pay-for-performance culture and emphasizes long-term incentives. Our executive compensation packages have historically included equity grants, which we believe to be effective tools in aligning performance with compensation.

The compensation and nominating committee and the Board are committed to responsible management of earnings-per-share dilution, as the Company must balance the requirements associated with its equity compensation program during its growth stage with the effect on dilution. Therefore, the compensation and nominating committee and the Board continue to review the Company’s equity compensation practices to ensure that they remain in line with evolving regulatory conditions and changes in best practices. The Company remains focused on open and ongoing dialogue with its shareholders and welcomes regular feedback regarding its compensation policies.

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

•
Equity-based awards: Allot’s policy is to provide equity-based awards in the form of share options, restricted share units and other forms of equity, which may be awarded to executive officers pursuant to the guidelines and criteria, including minimum vesting period, set forth in the compensation policy.

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

Corporate Governance Practices

As a foreign private issuer, we are permitted under Nasdaq Rule 5615(a)(3) to follow Israeli corporate governance practices instead of Nasdaq requirements applicable to the U.S. issuers, provided we disclose which requirements we are not following and describe the equivalent Israeli requirement. See “ITEM 16G: Corporate Governance Requirements” for a discussion of those ways in which our corporate governance practices differ from those required by Nasdaq for domestic companies.

Board of Directors

Terms of Directors

Our articles of association provide that we may have not less than five directors and have up to nine directors.

Under our articles of association, our directors (other than our outside directors) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than our outside directors). At each annual meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual meeting following such election or reelection, such that each year the term of office of one class of directors expires.

Our Class I director, Nadav Zohar, will hold office until the 2022 Annual General Meeting of Shareholders. Our Class II directors, Itzhak Danziger and Miron Kenneth, will hold office until our annual meeting of shareholders to be held in 2023. Our Class III directors, Yigal Jacoby (who also serves as our Chairman of the board of directors) and Manuel Echanove, will hold office until our annual meeting of shareholders to be held in 2024. The directors (other than the outside directors) are elected by a vote of the holders of a majority of the voting power present and voting at the meeting. Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor is duly elected and qualified, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she resigns or is removed from office.

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

Outside Directors

Qualifications of Outside Directors

The Companies Law requires companies incorporated under the laws of the State of Israel with shares listed on a stock exchange, including Nasdaq, to appoint at least two outside directors. Our outside directors are Ms. Makov and Mr. Levy. Ms. Makov also serves as the lead independent director.

Outside directors are required to meet standards of independence requirements set forth in the Companies Law and of the listing standards of Nasdaq. Among other independence qualifications, a person may not serve as an outside director if he is a relative of a controlling shareholder of a company, or if he or his affiliate (as defined in the Companies Law) has an employment, business or professional relationship or other affiliation (as defined in the Companies Law) with us.

In addition, the Companies Law requires every outside director appointed to the board of directors of an Israeli company to qualify as a “financial and accounting expert” or as “professionally competent,” as such terms are defined in the applicable regulations under the Companies Law, and at least one outside director must qualify as a “financial and accounting expert.” If at least one of our directors meets the independence requirements of the Exchange Act and the standards of Nasdaq rules for membership on the audit committee and also has financial and accounting expertise as defined in the Companies Law, then the other outside directors are only required to meet the professional qualifications requirement. Under applicable regulations, a director with financial and accounting expertise is a director who, through his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented.

Election of Outside Directors

Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•
the majority of shares voted at the meeting, including at least a majority of the shares of non-controlling shareholder(s) and shareholders who do not have a personal interest in the election of the outside director (other than a personal interest that does not result from the shareholder’s relationship with a controlling shareholder), voted at the meeting, excluding abstentions, vote in favor of the election of the outside director; or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the election of the outside director (excluding a personal interest that does not result from the shareholder’s relationship with a controlling shareholder) voted against the election of the outside director does not exceed two percent of the aggregate voting rights in the company.

The initial term of an outside director is three years, and he or she may be reelected to up to two additional terms of three years each at a shareholders’ meeting, subject to the voting threshold set forth above. Thereafter, an outside director may be reelected for additional periods of up to three years each, only if the company’s audit committee and board of directors confirm that, in light of the outside director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company. The terms of our outside directors, Efrat Makov and Steven Levy, will continue until November 30, 2024 and August 14, 2022, respectively, unless such office is vacated in accordance with our Articles of Association or the Israel Companies Law. Outside directors may be removed by the same voting threshold as is required for their election, or by a court, and only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. The tenure of outside directors, like all directors, may also be terminated by a court under limited circumstances. If the vacancy of an outside director position causes the company to have fewer than two outside directors, a company’s board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint a new outside director. Each committee of a company’s board of directors which is authorized to exercise the board of directors’ authorities is required to include at least one outside director, except for the audit committee and the compensation committee, which are required to include all outside directors.

An outside director is entitled to compensation and reimbursement of expenses as provided in regulations promulgated under the Companies Law, and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an outside director, other than indemnification, exculpation and insurance as permitted pursuant to the Companies Law.

Nasdaq Requirements

Under Nasdaq rules, a majority of directors must meet the independence requirements specified in those rules. Our board of directors consists of seven members, all of whom are independent under the listing standards of Nasdaq, as determined by the board of directors. Specifically, our board has determined that Ms. Efrat Makov, Mr. Itzhak Danziger, Mr. Yigal Jacoby, Mr. Steven Levy, Mr. Miron Kenneth, Mr. Nadav Zohar and Mr. Manuel Echanove meet the independence standards of Nasdaq rules. In reaching this conclusion, the board determined that none of these directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. None of our directors is a member of our executive team. See “ITEM 16G. Corporate Governance” for additional information.

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

Nasdaq Requirements

Under Nasdaq rules, companies are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Our audit committee members are required to meet additional independence standards, including minimum standards set forth in rules of the SEC and adopted by Nasdaq.

Each of the members of our audit committee is “independent” under the relevant Nasdaq rules and as defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

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

Audit Committee Role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq, which include:

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

Our audit committee consists of Ms. Efrat Makov Mr. Steven Levy and Mr. Miron Kenneth. The chairperson is Ms. Makov. The financial experts on the audit committee pursuant to the definition under the relevant SEC rules and are all members of the audit committee.

Compensation and Nominating Committee

Under the Companies Law, the compensation committee of a public company must consist of at least three directors who satisfy certain independence qualifications, including the additional independence requirements of Nasdaq rules applicable to the members of compensation committees, and the chairman of the compensation committee is required to be an outside director. We have established a compensation and nominating committee which currently consists of Ms. Efrat Makov, Mr. Steven Levy, and Mr. Miron Kenneth. The chairperson is Mr. Levy. This committee oversees matters related to our compensation policy and practices. Our board of directors has adopted a compensation and nominating committee charter setting forth the responsibilities of the committee consistent with the Companies Law and Nasdaq rules, which include:

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

As of the date of this annual report, there are no claims for directors’ and officers’ liability insurance which have been filed in 2021 under our policies and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

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

D.	Employees*

As of December 31, 2021, we had 741 Personnel Employed by Allot of whom 346 were based in Israel, 241 in Europe, 29 in North America, 31 in Latin America and 94 in Asia, Africa and Oceania. We have never experienced a work stoppage or a strike. The breakdown of our employees by department is as follows:

	December 31,
Department	2019	2020	2021
Manufacturing and operations	13	15	13
Research and development	233	281	331
Sales, marketing, service and support	289	314	324
Management and administration	59	66	73
Total	594	676	741

The table below provides a breakdown of employees, permanent contractors and subcontractors employed or engaged by the Company (herein: “Personnel Employed”):

	December 31,
Department	2019	2020	2021
Full time Employee	478	504	508
Part time Employee	29	30	38
Permanent Contractor	37	32	33
Subcontractor	50	110	162
Total	594	676	741

* Based on the number of full time equivalent Personnel Employed , which is the product of all full time Personnel Employed , plus the ratio of the average monthly hours of part time Personnel Employed to average monthly hours of full time Personnel Employed.

In the foregoing table and in each instance herein where number of employees is provided, employees include full time and part time employees, as well as subcontractors and consultants. Typically, our employees, as well as our subcontractors and consultants, are employed or engaged for indefinite periods of time and may be dismissed or terminated with or without notice, depending on the jurisdiction and contracts under which they are employed or engaged. Under applicable Israeli law, we and our employees are subject to protective labor provisions such as restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and advance notice of termination of employment as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Economy make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation, travel expenses, and pension rights. Except as otherwise stated hereunder, our employees are not represented by a labor union. Under Spanish Labor law, we and our employees are subject to protective labor provisions and collective bargaining agreements, governing, among others, restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and advance notice of termination of employment as well as equal opportunity and anti-discrimination laws. Our workers in our San Sebastian office in Spain are represented by a worker’s representative, who may be subject to reelection during 2022. In addition, our employees in our Madrid office in Spain are represented by five worker representatives, who were recently elected for a term of four years and thus will be subject to reelection during 2022. Such representatives represent the employees with respect to labor health and prevention, training and equality. We provide our employees with benefits and working conditions which we believe are competitive with benefits and working conditions provided by similar companies. We have never experienced labor-related work stoppages and believe that our relations with our employees are good.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of February 20, 2022 by (i) each of our directors, (ii) each of our executive officers and (iii) all of our executive officers and directors serving as of February 20, 2022, as a group. Unless otherwise stated, the address of each named executive officer and director is c/o Allot Ltd, 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 4501317, Israel.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class
Directors
Efrat Makov	*	*
Itzhak Danziger	*	*
Manuel Echanove	*	*
Nadav Zohar	*	*
Steven D. Levy	*	*
Yigal Jacoby	430,681	1.2%
Miron Kenneth	*	*
Nurit Benjamini (2)	*	*

Executive Officers	*	*
Erez Antebi	*	*
Ziv Leitman	*	*
Ronit Weinstein (2)	*	*
Rael Kolevsohn	*	*
Keren Rubanenko	*	*
Vered Zur	*	*
Mark Shteiman	*	*
Yael Villa (2)	*	*
Aharon Mullokandov	*	*
Noam Lila	*	*
Ronen Priel (2)	*	*
Pini Gvili (2)	*	*
Ran Fridman (2)	*	*
Hagay Katz (2)	*	*
Assaf Eyal	*	*
All directors and executive officers as a group	1,232,059	3.4%

*     Less than one percent of the outstanding ordinary shares.

(1)
As used in this table, “beneficial ownership” is determined in accordance with the rules of the SEC and consists of either or both voting or investment power with respect to securities. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from February 20, 2022 through the exercise of any option or pursuant to vesting of RSU. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of February 20, 2022 and outstanding RSUs vesting within 60 days of February 20, 2022, are deemed outstanding for computing the ownership percentage of the person holding such options or RSUs, but are not deemed outstanding for the purpose of computing the ownership percentage of any other person. Except as otherwise indicated, the persons named in the table have reported that they have sole voting and sole investment power with respect to all ordinary shares shown as beneficially owned by them. The amounts and percentages are based upon 36,546,813 ordinary shares outstanding as of February 20, 2022 pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act.

(2)	Former Director or Executive Officer, stepped down during the 2021 Fiscal Year.

Our directors and executive officers hold, in the aggregate, 1,022,844 outstanding options and RSUs. The said amount includes options currently exercisable for 463,757 ordinary shares, as of February 20, 2022. The options (excluding RSUs) have a weighted average exercise price of $7.71 per share and have expiration dates until 2025.

Share Option Plans

The following table summarizes our equity incentive plans, which have outstanding awards as of February 20, 2022:

Plan	Shares reserved	Option and RSU grants, net (*)	Outstanding options and RSUs	Options outstanding exercise price	Date of expiration	Options exercisable
2016 Incentive Compensation Plan	1,184,746	8,584,273	2,576,725	0.031-27.58	7/24/2023-09/06/2025	643,986

(*)	“Option and RSU grants, net” is calculated by subtracting options and RSUs expired or forfeited.

As of February 20, 2022, we had 36,546,813 ordinary shares outstanding. We have adopted four share option plans. Under our share option plans, as of February 20, 2022, there were 2,576,725 outstanding options and RSUs, including options currently exercisable for 643,986 ordinary shares. As of February 20, 2022, 1,184,746 shares remained available for future grants under the 2016 Plan (as described below). Upon issuance, such ordinary shares may be freely sold in the public market, except for shares held by affiliates who have certain restrictions on their ability to sell. The options (excluding RSUs) have a weighted average exercise price of $7.89 per share.

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

The number of ordinary shares that we may issue under the 2016 Plan will increase on the first day of each fiscal year during the term of the 2016 Plan, in each case in an amount equal to the lesser of (i) 1,000,000 shares, (ii) 3.5% of our outstanding ordinary shares on the last day of the immediately preceding year, or (iii) an amount determined by our board of directors. The number of shares subject to the 2016 Plan is also subject to adjustment if particular capital changes affect our share capital. Ordinary shares subject to outstanding awards under the 2006 Plan or our 2003 plan or 1997 plans that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2016 Plan. As of February 20, 2022, there were 2,576,725 outstanding options and RSUs under the 2016 Plan and 1,184,746 ordinary shares remained reserved for future grants under the 2016 Plan. Israeli participants in the 2016 Plan may be granted options and/or restricted share units subject to Section 102 of the Ordinance. Section 102 of the Ordinance, allows employees, directors and officers, who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employees service providers and controlling shareholders may only be granted options under another section of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. The most favorable tax treatment for the grantees is under Section 102(b)(2) of the Ordinance, the issuance to a trustee under the “capital gain track.” However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or shares. Any share options granted under the 2016 Plan to participants in the United States will be either “incentive share options,” which may be eligible for special tax treatment under the U.S. Internal Revenue Code of 1986, or options other than incentive share options (referred to as “nonqualified share options”), as determined by our compensation and nominating committee and stated in the option agreement.

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

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of February 20, 2022, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Lynrock Lake Partners LLC (2)	7,266,666	19.9%
Clal Insurance Enterprises Holdings Ltd. (3)	2,749,041	7.5%
Migdal Insurance & Financial Holdings Ltd. (4)	2,653,431	7.3%
Outerbridge Capital Management, LLC (5)	3,756,991	10.3%

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from February 20, 2022 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 36,546,813 ordinary shares outstanding as of February 20, 2022.

(2)
Based on a Schedule 13G/A filed on February 14, 2022, Lynrock Lake Master Fund LP ("Lynrock Lake Master") directly holds 7,266,666 of our ordinary shares. Lynrock Lake LP (the "Investment Manager") is the investment manager of Lynrock Lake Master, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over our ordinary shares held by Lynrock Lake Master. Cynthia Paul, the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Lake Master.

(3)	Based on a Schedule 13G/A filed on February 10, 2022, Clal Insurance Enterprises Holdings Ltd. (“Clal”) had shared voting and dispositive power over 2,749,041 of our shares.

All of the 2,749,041 ordinary shares reported in this statement as beneficially owned by Clal are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal.

(4)	Based on a Schedule 13G filed on February 2, 2022, Migdal Insurance & Financial Holdings Ltd. (“Migdal”) had voting power and dispositive power over these ordinary shares.

Of the 2,653,431 ordinary shares (i) 1,839,227 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of reporting person, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 814,204 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which operates under independent management and makes independent voting and investment decisions.

(5)
Based on a Schedule 13D/A filed on February 11, 2022, Outerbridge Capital Management, LLC (“Outerbridge”) had shared voting and dispositive power over 3,756,991 ordinary shares. The address of Outerbridge is 767 Third Avenue, 11th Floor, New York, New York 10017.

Significant Changes in the Ownership of Major Shareholders

Based on a Schedule 13G/A filed on January 31, 2022 by Harel Insurance Investments & Financial Services Ltd. (“Harel”), Harel ceased to be the beneficial owners of 5% or more of our ordinary shares. As of December 31, 2020, Harel was the beneficial owner of 2,194,610, or 6.2% of our ordinary shares.

Based on a Schedule 13D/A filed on February 11, 2022 by Outerbridge Capital Management LLC (“Outerbridge”), Outerbridge is the beneficial owner of 5% or more of our ordinary shares, and is now the beneficial owner of 3,756,991, or 10.3% of our ordinary shares.

B.	Record Holders

As of February 20, 2022, there were 15 record holders of ordinary shares, of which seven consisted of United States record holders holding approximately 99.5% of our outstanding ordinary shares. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. The United States record holders included Cede & Co., the nominee of the Depositary Trust Company.

C.	Related Party Transactions

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

D.	Interests of Experts and Counsel

Not applicable.

ITEM 8: Financial Information

A.	Consolidated Financial Statements and Other Financial Information.

Consolidated Financial Statements

For our audited consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, please see pages F-5 to F-45 of this report.

Export Sales

See “ITEM 4: Operating and Financial Review and Prospects” under the caption “Customers” for certain details of export sales for the last three fiscal years.

Legal Proceedings

We may, from time to time in the future be involved in legal proceedings in the ordinary course of business. Such matters are generally subject to many uncertainties and outcomes are not predictable with assurance. We accrue for contingencies when the loss is probable and it can reasonably estimate the amount of any such loss. Except as set forth in Note [11] to our consolidated financial statements for the fiscal year ended December 31, 2021 included elsewhere in this report, we are currently not a party to any material legal or administrative proceedings for which an appropriate accrual has not been made, and is not aware of any pending or threatened material legal or administrative proceedings against us.

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

ITEM 9: The Offer and Listing

Our ordinary shares have been quoted under the symbol “ALLT” on Nasdaq since November 16, 2006 and on the TASE since December 21, 2010.

As of March 1, 2022, the last reported sale price of our ordinary shares on Nasdaq was $7.83 per share and on the TASE was 25.67 ILS per share.

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

Ordinary Shares

Our authorized share capital consists of 200,000,000 ordinary shares, par value ILS 0.10 per share. As of February 20, 2022, we had 36,546,813 ordinary shares outstanding. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax rate of 23%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise, a Preferred Enterprise or a Technological Preferred Enterprise (as discussed below) may be considerably lower. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

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

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures for research and development not approved are deductible in equal amounts over three years, according to the Ordinance.

From time to time, we may apply the Israel Innovation Authority for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

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

A company may elect to receive an alternative package of benefits. Under the alternative package of benefits, a company’s undistributed income derived from the Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year the company derives taxable income under the program, after the commencement of production, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period. Under certain circumstances (as detailed below regarding Foreign Investment Companies)), the benefit period may extend to a maximum of ten years from the commencement of the benefit period.

A company that has elected the alternative track of benefits, such as us, that subsequently pays a dividend out of income derived from the approved enterprise(s) during the tax exemption period will be subject to corporate tax in the year the dividend is distributed in respect of the gross amount distributed, at the rate which would have been applicable had the company not elected the alternative track of benefits, (generally 10%-25%, depending on the percentage of the company’s ordinary shares held by foreign shareholders). Following amendment 74 to the Investment Law as part of the Law for Economic Efficiency (Legislative Amendments for Attaining the Budget Goals for Fiscal Years 2021 and 2022), which was enacted in November, 2021, any dividends distributed, or deemed as distributed under the Investment Law after August 15, 2021 by a company which earned exempt income which it did not elect to release under the terms of amendment 74, will be allocated pro-rata between exempt income and other sources and taxed accordingly. The dividend recipient is subject to withholding tax at the reduced rate of 15% applicable to dividends from approved enterprises if the dividend is distributed during the tax exemption period or within twelve years thereafter. In the event, however, that the company qualifies as a foreign investors’ company, there is no such time limitation.

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

Subject to applicable provisions concerning income under the alternative package of benefits, dividends paid by a company are considered to be attributable to income received from the entire company and the company’s effective tax rate is the result of a weighted average of the various applicable tax rates, excluding any tax-exempt income. Under the Investments Law, with the exception of amendment 74, a company that has elected the alternative track of benefits is not obliged to distribute retained profits, and may generally decide from which year’s profits to declare dividends.

In 1998, the production facilities of the Company related to its computational technologies were granted the status of an “Approved Enterprise” under the Law. In 2004, an expansion program was granted the status of “Approved Enterprise.” According to the provisions of the Law, the Company has elected the alternative track of benefits and has waived Government grants in return for tax benefits.

As of December 31, 2021, the company has not yet realized the benefits under the “Approved Enterprise” program. We believe that we met the aforementioned conditions.

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

A program receiving benefits under the 2005 Amendment is referred to as the Benefited Enterprise.

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

As of December 31, 2021, we did not generate exempt income under the provisions of the Investments Law.

Tax Benefits under the 2011 Amendment

As of January 1, 2011, new legislation amending the Investments Law came into effect (the “2011 Amendment”). The 2011 Amendment introduced a new status of “Preferred Company” and “Preferred Enterprise.” replacing the then existing status of “Benefited Company” and “Benefited Enterprise.” Similar to a “Benefited Company,” a Preferred Company is an industrial company owning a Preferred Enterprise which meets certain conditions (including a minimum threshold of 25% export). However, under this legislation the requirement for a minimum investment in productive assets was cancelled.

Under the 2011 Amendment, a uniform corporate tax rate applies to all qualifying income of the Preferred Company, as opposed to the former law, which was limited to income from the Approved Enterprises and Benefited Enterprise during the benefits period. As of the 2017 tax year the corporate tax rate for preferred taxable income is 7.5% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel.

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

Tax Benefits under the 2016 Amendment

In December 2016, new legislation amended the Investments Law, effective as of the 2017 tax year (the “2016 Amendment”). Under the 2016 Amendment a new status of “Technological Preferred Enterprise” was introduced to the Investments Law.

Under the 2016 Amendment, two new tracks are available:

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

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 647,640 and NIS 663,240 for 2021 and 2022 respectively linked to the annual change in the Israeli Consumer Price Index), including, but not limited to income derived from, dividends, interest and capital gains.

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

United States Federal Income Taxation

The following is a description of the material United States federal income tax consequences to U.S. Holders (defined below) of the ownership and disposition of our ordinary shares, but does not purport to be a comprehensive discussion of all tax considerations that may be relevant to a particular person’s decision to acquire our ordinary shares. This description addresses only the United States federal income tax considerations of holders that hold such ordinary shares as capital assets for U.S. federal income tax purposes. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

•	financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	certain former citizens or long-term residents of the United States;

•	persons that will hold our shares through a partnership or other pass-through entity or arrangement;

•	persons that received our shares as compensation for the performance of services;

•	persons that will hold our shares as part of a “hedging,” “conversion,” “wash sale,” or other integrated transaction or as a position in a “straddle” for United States federal income tax purposes;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the United States dollar;

•	persons owning ordinary shares in connection with a trade or business conducted outside the United States;

•	certain U.S. expatriates;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our ordinary shares being taken into account in an applicable financial statement; or

•	holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our shares.

Moreover, this description does not address any U.S. state, local or non-U.S. tax law, the Medicare tax on net invested income, the United States federal estate and gift or alternative minimum tax consequences of the ownership and disposition of our ordinary shares, and, except as expressly described herein, this description does not address the U.S. federal income tax consequences that may apply to U.S. Holders under the U.S.-Israel Tax treaty.

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

•
corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

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

If a partnership (or any other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

You should consult your tax advisor with respect to the United States federal, state, local and foreign tax consequences of owning and disposing of our ordinary shares.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” for United States federal income tax purposes, the gross amount of any distribution made to you, with respect to our ordinary shares before reduction of any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you.

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” dividends paid to non-corporate U.S. Holders will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (i) we are eligible for the benefits of the U.S.-Israel Tax Treaty, (ii) we are not a PFIC (as discussed below under “Passive Foreign Investment Company Considerations”) for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period and other requirements are met. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

If you are a U.S. Holder, dividends paid to you with respect to your ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends at a rate not exceeding the rate provided in the U.S.-Israel Tax Treaty (if applicable) may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied when you do not satisfy certain minimum holding period requirements. In addition, for periods in which we are a “United Stated-owned foreign corporation,” a portion of dividends paid by us may be treated as U.S. source solely for purposes of the foreign tax credit. We would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our shares is owned, directly, indirectly or by attribution, by United States persons. The rules relating to the determination of the foreign tax credit are complex, and you should consult your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be classified as a “passive foreign investment company,” or a PFIC, for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules, either:

•	at least 75 percent of its gross income is “passive income;” or

•
at least 50 percent of the average value of its gross assets (generally based on the quarterly value of such gross assets, or in certain cases, adjusted basis) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income.

PFIC status is an annual determination that is based on tests which are factual in nature and our status in future years will depend on our income, assets and activities in each of those years. Therefore, there can be no assurance that we will not be considered a PFIC for any taxable year. As a public company, the market capitalization method was employed to value our assets for PFIC purposes. In previous years, we obtained an independent valuation of our company which employed an approach other than the market capitalization approach. For the 2021 tax year, based on the analysis of our U.S. tax advisor, the market capitalization method was determined to be appropriate for determining our PFIC status. On that basis, we believe that we were not a PFIC for the 2021 tax year. However, there can be no certainty that the IRS will not challenge such a position and determine that based on the IRS’s interpretation of the asset test, we were a PFIC for the 2021 tax year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2022 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets, market capitalization and activities in each of those years. Because the market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile, particularly as a result of COVID-19, and because that market price may affect the determination of whether we will be considered a PFIC, we cannot assure you that we will not be considered a PFIC for any taxable year. If we were a PFIC, and you are a U.S. Holder, you generally would be subject to ordinary income tax rates, imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “—Distributions”) with respect to any gain from the sale, exchange or other disposition of, and certain distributions with respect to, your ordinary shares. A U.S. Holder should consult his, her or its own tax advisor with respect to the potential application of the PFIC rules in his, her or its particular circumstances.

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

We may invest in stock of non-U.S. corporations that are PFICs, or if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of our PFIC subsidiaries. In such a case, provided that we are classified as a PFIC, a U.S. Holder would be treated as owning its pro rata share of the stock of the PFIC owned by us. Such a U.S. Holder would be subject to the rules generally applicable to shareholders of PFICs discussed above with respect to distributions received by us from such a PFIC and dispositions by us of the stock of such a PFIC (even though the U.S. Holder may not have received the proceeds of such distribution or disposition). Assuming we receive the necessary information from the PFIC in which we own stock, certain U.S. Holders may make the QEF election discussed above with respect to the stock of the PFIC owned by us, with the consequences discussed above. However, no assurance can be given that we will be able to provide U.S. Holders with such information. A. U.S. Holder generally would not be able to make the mark-to-market election described above with respect to the stock of any PFIC owned by us.

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

Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate U.S. Holders of shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, ordinary shares made within the United States, or by a United States payor or United States middleman, to a U.S. Holder of ordinary shares, other than an exempt recipient (including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a U.S. Holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements.

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

We are currently subject to the information and periodic reporting requirements of the Exchange Act, and file periodic reports and other information with the SEC through its electronic data gathering, analysis and retrieval (EDGAR) system. The SEC maintains a website at http:/www.sec.gov containing reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our securities filings, including this annual report and the exhibits thereto, are available on the SEC’s website, the TASE’s website at http://maya.tase.co.il and the Israeli Securities Authority’s website at http://www.magna.isa.gov.il. As permitted under Nasdaq Rule 5250(d)(1)(C), we will also post our annual reports filed with the SEC on our website at http://www.allot.com. The information contained on our website is not part of this or any other report filed with or furnished to the SEC. We will furnish hard copies of such reports to our shareholders upon written request free of charge. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the ILS. In 2021, we derived substantial part of our revenues in U.S. dollars and also a substantial portion in Euros and other currencies. Although a substantial part of our expenses were denominated in U.S. dollars, a significant portion of our expenses were denominated in ILS and to a lesser extent in Euros and other currencies. Our ILS-denominated expenses consist principally of salaries and related personnel expenses. We monitor foreign currency exposure and, from time to time, may use various instruments to preserve the value of sales transactions and commitments; however, this cannot assure our protection against risks of currency fluctuations. Any strengthening or weakening in the value of the ILS against the U.S. dollar is being partially mitigated using hedging transactions and therefore, though we cannot provide any assurance that such transaction will fully mitigate the effect on our net income, it is not likely that such effect will be material in the upcoming year.

In the event of a 10% hypothetical strengthening or weakening in the value of the Euro against the U.S. dollar, we may be able to mitigate the effect of such currency exchange fluctuation by adapting our pricing. However, in the event that market conditions will limit our ability to adjust our pricing, we might not be able to fully mitigate the adverse effect of such currency fluctuation. We estimate that in such event, the impact on our net income in 2021 is not likely to exceed $2 million. For more information regarding foreign currency related risks, see “ITEM 3: Key Information—Risk Factors—Our international operations expose us to the risk of fluctuations in currency exchange rates.”

We use currency derivatives contracts primarily to hedge payments in ILS, EUR CNY, JPY and CAD against USD. These transactions constitute a future cash flow hedge. As of December 31, 2021, we had outstanding derivatives contracts in the amount of $36 million, net. These transactions were for a period of up to twelve months. As of December 31, 2021, the fair value of the above-mentioned foreign currency derivative contracts was $1 million.

ITEM 12: Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

A.	Material Modifications to the Rights of Security Holders

None.

B.	Use of Proceeds

Not applicable.

ITEM 15: Controls and Procedures

(a)
Disclosure Controls and Procedures. As of the end of the period covered by this report, our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021. Based upon, and as of the date of, such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, our disclosures controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021.

In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2021 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

(c)
Attestation Report of the Registered Independent Public Accounting Firm. Our independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, have issued an unqualified audit report on the effectiveness of our internal control over financial reporting as of December 31, 2021. The report is included in pages F-2 and F-3 of this annual report on Form 20-F and is incorporated herein by reference.

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

ITEM 16: Reserved

ITEM 16A: Audit Committee Financial Expert

The board of directors has determined that Ms. Efrat Makov is an “audit committee financial expert” as defined under the U.S. federal securities laws and is independent under the rules of Nasdaq. The board of directors has also determined that Ms. Makov is independent, as such term is defined by Nasdaq Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act.

ITEM 16B: Code of Ethics

We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller and persons performing similar functions. This code has been posted on our website, www.allot.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. Waivers of our code of ethics may only be granted by the board of directors. Under Item 16B of Form 20-F, if a waiver or amendment of the code of ethics applies to the persons specified in Item 16B(a) of the Form 20-F and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Form 6-K. We granted no waivers under our code of ethics in 2021.

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Auditors

The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm.

	Year ended December, 31,
	2020	2021
	(in thousands of U.S. dollars)
Audit Fees(1)	$285	$416
Audit-Related Fees(2)	20	-
Tax Fees(3)	88	39
Other		50
Total	$393	$505

(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit for 2020 and 2021, certain procedures regarding our quarterly financial results submitted on Form 6-K and consultation concerning financial accounting and reporting standards.

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

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

On August 2015, the Board of Directors approved a program for the Company to repurchase up to $15 million of its outstanding ordinary shares, which program was thereafter approved by the Israeli court, pursuant to Israeli law on November 26, 2015. Share purchases will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with all applicable securities laws and regulations. The repurchase program does not require Allot to acquire a specific number of shares, and may be suspended from time to time or discontinued. The court approvals previously granted were each valid for a period of six months. During 2019, 2020 and 2021 we did not repurchase any outstanding ordinary shares under this program.

ITEM 16F: Change in Registrant’s Certifying Accountant

None.

ITEM 16G: Corporate Governance

As a foreign private issuer, we are permitted under Nasdaq Rule 5615(a)(3) to follow Israeli corporate governance practices instead of Nasdaq requirements, provided we disclose which requirements we are not following and describe the equivalent Israeli requirement. We must also provide Nasdaq with a letter from outside counsel in our home country, Israel, certifying that our corporate governance practices are not prohibited by Israeli law.

We rely on this “foreign private issuer exemption” with respect to the following items:

•
We follow the requirements of Israeli law with respect to the quorum requirement for meetings of our shareholders, which are different from the requirements of Rule 5620(c). Under our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of the voting power of our shares, instead of the issued share capital provided by under Nasdaq requirements. This quorum requirement is based on the default requirement set forth in the Companies Law.

•
We do not seek shareholder approval for equity compensation plans a practice which complies with the requirements of the Companies Law, but does not reflect the requirements of Rule 5635(c). Under Israeli law, we may amend our 2016 Plan by the approval of our board of directors, and without shareholder approval as is generally required under Rule 5635(c). Under Israeli law, the adoption and amendment of equity compensation plans, including changes to the reserved shares, do not require shareholder approval.

•
We follow Section 274 of the Companies Law, which does not require shareholder approval for (i) certain private issuance of securities that may result in a change of control, which does not reflect the requirements of Rule 5635(b), and (ii) certain private issuances of securities representing more than 20% of our outstanding shares or voting power at below market prices, which does not reflect the requirements of Rule 5635(d).

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

ITEM 16H: Mine Safety Disclosure

Not applicable.

ITEM 16I: Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

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
Erez Antebi
Chief Executive Officer and President

Dated: March 22, 2022

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Number	Description
1.1	Articles of Association of the Registrant (2)
1.2	Certificate of Name Change (9)
1.3	Memorandum of Association of the Registrant (10)
2.1	Specimen share certificate (1)
2.2	Description of Registrant’s Securities
4.1
Non-Stabilized Lease Agreement, dated February 13, 2006 (as amended from time to time), by and among, Aderet Hod Hasharon Ltd., Miritz, Inc., Leah and Israel Ruben Assets Ltd., Tamar and Moshe Cohen Assets Ltd., Drish Assets Ltd., S. L. A. A. Assets and Consulting Ltd., Iris Katz Ltd., Y. A. Groder Investments Ltd., Ginotel Hod Hasharon 2000 Ltd. and Allot Ltd (1)

4.2	2016 Incentive Compensation Plan, as amended and restated (6)
4.3	Israeli Subplan (Appendix A) of the 2016 Incentive Compensation Plan, as amended and restated (7)
4.4	US Subplan (Appendix B) of the 2016 Incentive Compensation Plan, as amended and restated (8)
4.5	Amendment No. 1, dated September 1, 2012, to the Manufacturing Agreement, dated July 19, 2007, by and between Flextronics (Israel) Ltd. and the Registrant (11)
4.6	Compensation Policy for Executive Officers and Directors (5)
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications), furnished herewith
15.1	Consent of Kost Forer Gabbay & Kasierer
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Label Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
___________________
(1)	Previously filed with the SEC on October 31, 2006 pursuant to a registration statement on Form F-1 (File No. 333-138313) and incorporated by reference herein.
(2)	Previously included in Exhibit 99.3 to the report of foreign private issuer on Form 6-K furnished to the SEC on November 1, 2018 and incorporated by reference herein.
(3)	Previously filed with the SEC on March 26, 2015 as Exhibit 4.8 to the annual report on Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.
(4)	Previously filed with the SEC on March 28, 2016 as Exhibit 5.1 to the annual report on Form 20-F for the year ended December 31, 2015 and incorporated by reference herein.
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

AS OF DECEMBER 31, 2021

U.S. DOLLARS IN THOUSANDS

ALLOT LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menahem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ALLOT LTD.
Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Allot LTD. (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 22, 2022 expressed an unqualified opinion thereon.

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

Auditing the Company’s revenue recognition was complex due to the subjectivity of the assumptions that were used in developing the stand alone selling price of distinct performance obligations.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated design and tested the operating effectiveness of internal controls related to the determination of the stand-alone selling prices.

To test management’s determination of stand-alone selling price for each performance obligation, we performed procedures to evaluate the methodology applied, including reading sample of executed contracts to understand and evaluate management’s identification of significant terms, tested the accuracy of the underlying data and calculations and the application of that methodology to the sampled contracts. We also tested the mathematical accuracy of management’s calculations of revenue and the associated timing of revenue recognized in the financial statements.

We used analytical tools in order to analyze, investigate and validate a full correlation between revenues, trade receivables and cash.

Finally, we assessed the appropriateness of the related disclosures in the consolidated financial statements.

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company‘s auditor since 2006.
Tel-Aviv, Israel
March 22, 2022

Kost Forer Gabbay & Kasierer 144 Menahem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ALLOT LTD.

Opinion on Internal Control over Financial Reporting

We have audited Allot LTD. internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO Criteria"). In our opinion, Allot LTD.  (The Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated March 22, 2022 expressed an unqualified opinion thereon.

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

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
March 22, 2022

F - 4

ALLOT LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands
	December 31,
	2021	2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$11,717	$23,599
Restricted deposits	1,480	1,200
Short-term bank deposits	60,720	47,225
Available-for-sale marketable securities	11,531	27,178
Trade receivables, net (net of allowance for credit losses of $2,398 and $2,309 on December 31, 2021 and 2020, respectively)	30,829	20,685
Other receivables and prepaid expenses	8,490	14,205
Inventories	11,092	12,586

Total current assets	135,859	146,678

NON-CURRENT ASSETS:
Long-term bank deposits	215	215
Severance pay fund	407	434
Operating lease right-of-use assets	8,513	4,458
Trade receivables, net	6,643	-
Deferred taxes	-	420
Other assets	1,639	2,975
Property and equipment, net	15,000	11,993
Intangible assets, net	3,455	2,744
Goodwill	31,683	31,683

Total non- current assets	67,555	54,922

Total assets	$203,414	$201,600
The accompanying notes are an integral part of the consolidated financial statements.

F - 5

ALLOT LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data
	December 31,
	2021	2020
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$3,940	$2,092
Employees and payroll accruals	14,636	14,138
Deferred revenues	22,138	26,658
Short-term operating lease liabilities	2,785	2,813
Other payables and accrued expenses	11,614	13,161

Total current liabilities	55,113	58,862

LONG-TERM LIABILITIES:
Deferred revenues	15,942	9,782
Long-term operating lease liabilities	5,467	1,835
Accrued severance pay	884	969

Total long-term liabilities	22,293	12,586

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.1 par value - Authorized: 200,000,000 shares at December 31, 2021 and 2020; Issued: 37,307,480 and 36,198,638 shares at December 31, 2021 and 2020, respectively; Outstanding: 36,491,480 and 35,382,638 shares at December 31, 2021 and 2020, respectively	929	896
Additional paid-in capital	293,803	283,065
Treasury share at cost - 816,000 shares at December 31, 2021 and 2020.	(3,998)	(3,998)
Accumulated other comprehensive income	271	146
Accumulated deficit	(164,997)	(149,957)

Total shareholders' equity	126,008	130,152

Total liabilities and shareholders' equity	$203,414	$201,600
The accompanying notes are an integral part of the consolidated financial statements.

F - 6

ALLOT LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands, except share and per share data
	Year ended December 31,
	2021	2020	2019
Revenues:
Products	$88,229	$92,524	$67,440
Services	57,371	43,398	42,660
Total revenues	145,600	135,922	110,100

Cost of revenues:
Products	31,603	28,524	22,743
Services	12,950	11,558	11,091

Total cost of revenues	44,553	40,082	33,834

Gross profit	101,047	95,840	76,266

Operating expenses:
Research and development (net of grant participations of $ 167, $ 339 and $ 378 for the years ended December 31, 2021, 2020 and 2019, respectively)	47,093	43,447	31,461
Sales and marketing	52,337	47,528	47,105
General and administrative	15,145	13,894	6,678

Total operating expenses	114,575	104,869	85,244

Operating loss	(13,528)	(9,029)	(8,978)
Financial income, net	339	1,857	1,960

Loss before income tax expense	(13,189)	(7,172)	(7,018)
Income tax expense	1,851	2,176	1,641

Net loss	$(15,040)	$(9,348)	$(8,659)

Unrealized gain (loss) on available-for-sale marketable securities	(359)	191	666
Net amount reclassified to earnings from available-for-sale marketable securities	(15)	(40)	4
Total comprehensive gain (loss) from available-for-sale marketable securities	(374)	151	670
Unrealized gain (loss) on foreign currency cash flow hedges transactions	1,269	723	(332)
Net amount reclassified to earnings from hedging transactions	(770)	(203)	(96)
Total comprehensive gain (loss) from hedge transactions	499	520	(428)

Total comprehensive loss	$(14,915)	$(8,677)	$(8,417)

Net loss per share:
Basic and diluted	$(0.42)	$(0.27)	$(0.25)

Weighted average number of shares used in per share computations of net loss:
Basic and diluted	36,050,540	35,007,201	34,250,582
The accompanying notes are an integral part of the consolidated financial statements.

F - 7

ALLOT LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in capital	Treasury share	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity
	Outstanding shares	Amount

Balance as of January 1, 2019	33,896,261	853	271,765	(3,998)	(767)	(131,950)	135,903

Exercise of share options and restricted share units	624,467	18	974	-	-	-	992
Share-based compensation	-	-	3,373	-	-	-	3,373
Other comprehensive loss	-	-	-	-	242	-	242
Net loss	-	-	-	-	-	(8,659)	(8,659)

Balance as of December 31, 2019	34,520,728	871	276,112	(3,998)	(525)	(140,609)	131,851

Exercise of share options and restricted share units	861,910	25	1,810	-	-	-	1,835
Share-based compensation	-	-	5,143	-	-	-	5,143
Other comprehensive income	-	-	-	-	671	-	671
Net loss	-	-	-	-	-	(9,348)	(9,348)

Balance as of December 31, 2020	35,382,638	896	283,065	(3,998)	146	(149,957)	130,152

Exercise of share options and restricted share units	1,108,842	33	2,778	-	-	-	2,811
Share-based compensation	-	-	7,960	-	-	-	7,960
Other comprehensive income	-	-	-	-	125	-	125
Net loss	-	-	-	-	-	(15,040)	(15,040)

Balance as of December 31, 2021	36,491,480	929	293,803	(3,998)	271	(164,997)	126,008
The accompanying notes are an integral part of the consolidated financial statements.

F - 8

ALLOT LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Year ended December 31,
	2021	2020	2019
Cash flows from operating activities:

Net loss	$(15,040)	$(9,348)	$(8,659)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	5,575	4,312	4,359
Share-based compensation	8,000	5,198	3,420
Capital loss	-	18	-
Increase (decrease) in accrued severance pay, net	(58)	128	(54)
Decrease (increase) in other assets	1,006	(2,048)	(326)
Decrease in accrued interest and amortization of premium on available-for sale marketable securities	182	357	343
Decrease (increase) in operating lease right-of-use asset	(4,055)	1,910	(6,368)
Increase (decrease) in operating leases liability	3,604	(2,323)	6,971
Decrease (increase) in trade receivables	(16,787)	8,323	(2,915)
Decrease (increase) in other receivables and prepaid expenses	4,902	(7,272)	(3,168)
Decrease (increase) in inventories	1,494	(1,918)	(253)
Decrease (increase) in long-term deferred taxes, net	420	96	(236)
Increase (decrease) in trade payables	1,848	(9,584)	3,863
Increase in employees and payroll accruals	458	2,047	4,635
Increase (decrease) in deferred revenues	1,640	(5,182)	23,520
Increase (decrease) in other payables and accrued expenses	(1,559)	3,061	(9,040)

Net cash provided by (used in) operating activities	(8,370)	(12,225)	16,092

Cash flows from investing activities:

Decrease (increase) in restricted deposits	(280)	32,896	(33,374)
Redemption of (Investment in) short-term deposits	(13,495)	(41,883)	16,986
Purchase of property and equipment	(7,642)	(7,582)	(3,708)
Investment in available-for sale marketable securities	-	(1,219)	(39,950)
Proceeds from sales and maturity of available-for sale marketable securities	15,094	34,847	43,555

Net cash provided by (used in) investing activities	(6,323)	17,059	(16,491)

F - 9

ALLOT LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Cash flows from financing activities:

Proceeds from exercise of share options	2,811	1,835	993

Net cash provided by financing activities	2,811	1,835	993

Increase (decrease) in cash and cash equivalents	(11,882)	6,669	594
Cash and cash equivalents at the beginning of the year	23,599	16,930	16,336

Cash and cash equivalents at the end of the year	$11,717	$23,599	$16,930

Supplementary cash flow information:

Cash paid during the year for:

Taxes	$633	$410	$473

Non-cash activity:

Right-of-use assets obtained in the exchange for operating lease liabilities	$6,746	$1,080	$1,208

The accompanying notes are an integral part of the consolidated financial statements.

F - 10

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: -	GENERAL

a.
Allot Ltd. (the "Company") was incorporated in November 1996 under the laws of the State of Israel. The Company is engaged in developing, selling and marketing of leading innovative network intelligence (“Allot Smart”) and security solutions (“Allot Secure”) for mobile and fixed service providers as well as enterprises worldwide. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security including mobile security, distributed denial of service (DDoS) protection, IoT security, and more. Allot Smart generates insightful intelligence that allows CSPs to analyze every packet of network, user, application and security data, CSPs can see, control and secure their networks, optimizing performance, minimizing costs and maximizing end-user QoE. Allot Secure provide security service for the mass market and SMB at home, at work and on the go for mobile, fixed and 5G converged networks. Allot Secure enables customers to detect security breaches and protect networks and network users from attacks.

The Company's Ordinary Shares are listed in the NASDAQ Global Select Market under the symbol "ALLT" from its initial public offering in November 2006. Since November 2010, the Company's Ordinary Shares have been listed for trading in the Tel Aviv Stock Exchange as well.

The Company holds twelve wholly-owned subsidiaries (the Company together with it's subsidiaries shall collectively be referred to as "Allot"): Allot Communications, Inc. in Burlington, Massachusetts, United-States (the "U.S. subsidiary"), which was incorporated in 1997 under the laws of the State of California, Allot Communication Europe SARL in Sophia, France (the "European subsidiary"), which was incorporated in 1998 under the laws of France, Allot Communications Japan K.K. in Tokyo, Japan (the "Japanese subsidiary"), which was incorporated in 2004 under the laws of Japan, Allot Communication (UK) Limited (the "UK subsidiary"), which was incorporated in 2006 under the laws of England and Wales, Allot Communications (Asia Pacific) Pte. Ltd. ("the Singaporean subsidiary"), which was incorporated in 2006 under the laws of Singapore, Allot India Private Limited. (the "Indian subsidiary”), which was incorporated in 2012 under the laws of India and commenced its activity in 2013, Allot Communications Africa (PTY) Ltd. (the "African subsidiary”), which was incorporated in 2013 under the laws of South Africa, Allot Communications Spain, S.L. Sociedad Unipersonal (the "Spanish subsidiary”), which was incorporated in 2015 under the laws of Spain, Allot Communications (Colombia) S.A.S (the "Colombian subsidiary”), which was incorporated in 2015 under the laws of Colombia and Allot MexSub (the "Mexican subsidiary"), which was incorporated in 2015 under the laws of Mexico, Allot Turkey Komunikasion Hizmeleri limited (the “Turkish subsidiary”), which was incorporated in 2018 under laws of Turkey, Allot Australia (PTY) LTD (the “Australian subsidiary”), which was incorporated in 2018 under the laws of Australia.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: -	GENERAL (Cont.)

The French, Singaporean, Indian, Colombian and U.S, subsidiaries are engaged in sales and marketing, technical support services and other services of the Company's products. The European (excluding Spanish), Japanese, UK, African, Turkish and Australian subsidiaries are engaged in sales and marketing and other services.

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

The total consideration for the acquisition was $3,765, which consisted of $3,180 paid in cash, holdback amount summing to $303 and additional contingent consideration at a fair value of $282 at the Netonomy acquisition date. As of December 31, 2021, the contingent consideration is estimated at a fair value of $834, The change in fair value of the contingent consideration was recorded to operating expenses.

According to the agreement, the holdback amount (“Holdback Amount”) summing to $1,100 would be held to partially satisfy any claims for indemnification. Such amount shall be paid in three installments consisting each one 40%, 40% and 20% of the Holdback amount following the first, second and 30-months anniversaries of the Closing Date, respectively. Notwithstanding the aforementioned, a sum of $797 out of the Holdback amount shall be paid provided that certain employees keep working in the Company during the here mentioned periods (“the Restricted Holdback Amount”). As of December 31, 2021 the Company has no Holdback liability.

In this agreement, the contingent consideration was payable over a two-and-a-half-year term, starting April 1, 2018 and ended September 30, 2020 ("Contingent Consideration Period") depending on the Company’s revenues from Netonomy’s technology, and has payments cap of $1,100. A maximum sum of $797 out of the contingent consideration amount shall be paid provided that certain employees keep working in the Company during the mentioned period. The obligations in respect of the holdback amount and the contingent consideration are presented under other payables and accrued expenses.

As of December 31, 2021, the Contingent Consideration Period ended however, the Contingent Consideration was not settled yet. See Note 11c.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: -	GENERAL (Cont.)

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

The restricted deposits are held in favor of financial institutions in respect of fulfillment of operating obligations.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year at the balance sheet date. The deposits are in dollars and bear interest at an annual weighted average rate of 0.71% and 0.85% on December 31, 2021 and 2020, respectively. In connection with the Company's hedging transactions, the Company is required to maintain compensating deposits balances in the bank. Out of the short-term bank deposits, a total of $5,000 and $2,500 is due to the hedging transactions as of December 31, 2021 and 2020.

g.	Trade Receivable and Allowances:

Trade receivables are recorded and carried at the original invoiced amount which was recognized as revenues less an allowance for any potential uncollectible amounts. The Company makes estimates of expected credit losses for the allowance for credit losses and allowance for unbilled receivables based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The estimated credit loss allowance is recorded as general and administrative expenses on the Company’s consolidated statements of income (loss).

The following table displays a rollforward of the total allowance for credit losses for the years ended December 31, 2021, 2020, and 2019.

	2021	2020	2019

Total allowance for credit losses – January 1	2,309	1,867	1,415
Current-period provision for expected credit losses	293	1,894	866
Write-offs	(9)	(934)	(3)
Recoveries collected	(195)	(518)	(411)

Total allowance for credit losses – December 31	2,398	2,309	1,867

h.	Marketable securities:

Marketable securities consist mainly of corporate bonds. The Company determines the appropriate classification of marketable securities at the time of purchase and re-evaluates such designation at each balance sheet date. In accordance with FASB ASC No. 320 “Investments- Debt and Equity Securities,” the Company classifies marketable securities as available-for-sale. Available-for-sale securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity, net of taxes. Realized gains and losses on sales of marketable securities, as determined on a specific identification basis, are included in financial income, net. The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in financial income, net. The Company has classified all marketable securities as short-term, even though the stated maturity date may be one year or more beyond the current balance sheet date, because it is probable that the Company will sell these securities prior to maturity to meet liquidity needs or as part of risk versus reward objectives.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Starting on January 1, 2020, as a result of the adoption of ASC 326, available-for-sale debt securities with an amortized cost basis in excess of estimated fair value are assessed to determine what amount of that difference, if any, is caused by expected credit losses. Expected credit losses on available-for-sale debt securities are recognized in interest and other income (expense), net, on the Company’s consolidated statements of income (loss), and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in Shareholder's equity. As of December 31,2021 and 2020, no credit loss impairment was recorded regarding the available for sale marketable securities. There was no other-than-temporary-impairment charge for any unrealized losses in 2019.

i.	Inventories:

Inventories are stated at the lower of cost or net realizable value. Inventory write-offs are provided to cover risks arising primarily from end of life products and from slow-moving items, technological obsolescence, and excess inventory. Inventory write-offs during the years ended December 31, 2021, 2020 and 2019 amounted to $ 4,593, $ 1,928 and $ 629, respectively, and were recorded in cost of revenues.

Provision for slow moving inventory as of December 31, 2021 and 2020 amounted to $ 9,103 and $ 4,624, respectively.

Inventory cost is determined using the weighted average cost method.

j.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Lab equipment	16 - 25
Computers and peripheral equipment	33
Office furniture	6
SECaaS equipment*	16
Leasehold improvements	Over the shorter of the term of the lease or the useful life of the asset

*SECaaS equipment – the equipment used for SECaaS revenues

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Goodwill:

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

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If the Company elects not to use this option, or if the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company prepares a quantitative analysis to determine whether the carrying value of reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, the Company recognizes an impairment of goodwill for the amount of this excess, in accordance with the guidance in FASB Accounting Standards Update ("ASU") No. 2017-04, Intangibles - Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment, which the Company adopted as of January 1, 2020.

The Company operates in one operating segment, and this segment comprises its only reporting unit. The Company has performed an annual impairment analysis as of December 31, 2021 and determined that the carrying value of the reporting unit was lower than the fair value of the reporting unit. Fair value is determined using market value. During the years 2021, 2020 and 2019, no impairment losses were recorded.

l.	Impairment of long-lived assets, Right-of-use assets, and intangible assets subject to amortization:

Property and equipment, Right-of-use assets, and intangible assets subject to amortization are reviewed for impairment in accordance with ASC No. 360, "Accounting for the Impairment or Disposal of Long-Lived Assets," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

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

The Company has performed an annual impairment analysis as of December 31, 2021 and determined that there were no circumstances indicate the asset’s carrying value may not be recoverable. During the years 2021, 2020 and 2019, no impairment losses were recorded.

m.	Revenue recognition:

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

The Company recognizes revenues according to ASC 606, "Revenue from Contracts with Customers" ("ASC 606"), effective on January 1, 2018. The Company recognizes revenue under the core principle that transfer of control to the Company’s customers should be depicted in an amount reflecting the consideration the Company expects to receive. As such, the Company identifies a contract with a customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to each performance obligation in the contract and recognizes revenues when (or as) the Company satisfies a performance obligation.

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

The Company elected the practical expedient to not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

In certain contracts, the Company provides the customer with financing for a period exceeding one year. In such circumstances, the Company recognizes revenue based on the amount that reflects the price that would have been paid by the customer in cash on the date of receipt of the goods or services, and the balance is recognized in finance income.

The Company also enters into service contracts, in which the Company provides security as a service (SECaaS) solution to operators, which the Company considers as its customers. The Company's security as a service solution is offered to operators on a Revenue Share business model, where both the Company and the operator share the revenue generated from the operator's subscribers. Most of the Company's security as a service contracts contain a single performance obligation comprised of series of distinct goods and services satisfied over time. The contracts consideration is based on usage by the operator's subscribers. As such, the Company allocates the variable consideration in those contracts to distinct service periods in which the service is provided and recognizes revenue for each distinct service period.

Deferred revenue includes amounts received from customers for which revenue has not yet been recognized. Deferred revenues are classified as short and long-term based on their contractual term and recognized as (or when) the Company performs under the contract.

The portion of the transaction price allocated to remaining performance obligations represents contracts that have not yet been recognized that include deferred revenue and amounts not yet received that will be recognized as revenue in future periods. The aggregate amount of the transaction price allocated to remaining performance obligations that the Company expects to recognize is $89 million of which approximately $53 million is estimated to be recognized before December 31, 2022 and approximately $36 million is estimated to be recognized after December 31, 2022.

The Company pays sales commissions to sales and marketing personnel based on their certain predetermined sales goals. The company evaluates its commission and capitalize only incremental commissions costs which are considered recoverable costs of obtaining a contract with a customer. These capitalized sales commissions costs are amortized over a period of benefit which is typically over the term of the customer contracts as initial commission rates are commensurate with the renewal commission rates. Amortization expenses related to these costs are included in sales and marketing expenses in the consolidated statements of operations. For the year ended December 31, 2021, the amortization of deferred commission was $1,394. The Company uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

The Company estimated variable consideration related to product returns based on its experience with historical product returns and other known factors. Such provisions amounted to $233 and $290 as of December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, this provision was recorded as part of other payables and accrued expenses.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company recognizes term-based license agreements at the point in time when control transfers and the associated maintenance revenues over the contract period.

n.	Cost of revenues:

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

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's liability was partly provided by monthly deposits with severance pay funds and insurance policies and the remainder by an accrual.

Severance expense for the years ended December 31, 2021, 2020 and 2019, amounted to $2,465, $3,619 and $2,249, respectively.

q.	Accounting for share-based compensation:

The Company accounts for share-based compensation in accordance with Accounting Standards Codification No. 718, "Compensation - Stock Compensation" ("ASC No. 718") that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of comprehensive loss. The Company recognizes compensation expenses for the value of its awards based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures.

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

The following table sets forth the total share-based compensation expense resulting from share options, restricted share units and Phantoms granted to employees included in the consolidated statements of comprehensive loss, for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
	2021	2020	2019

Cost of revenues	$581	$355	$264
Research and development	2,499	1,368	847
Sales and marketing	3,212	2,145	1,257
General and administrative	1,708	1,330	1,052

Total share-based compensation expense	$8,000	$5,198	$3,420

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company selected the binomial option pricing model as the most appropriate fair value method for its share options awards with the following assumptions for the years ended December 31, 2018:

Year ended December 31,
2018

Suboptimal exercise multiple	2.9-3.5
Risk free interest rate	2.09%-3.05%
Volatility	26%-47%
Dividend yield	0

During 2021, 2020 and 2019 no options were granted by the Company.

The computations of expected volatility and suboptimal exercise multiple is based on the average of the Company's realized historical share price. The computation of the suboptimal exercise multiple and the forfeiture rates are based on the grantee's expected exercise prior and post vesting termination behavior. The interest rate for a period within the contractual life of the award is based on the U.S. Treasury Bills yield curve in effect at the time of grant.

The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

The expected life of the share options represents the weighted-average period the share options are expected to remain outstanding and is a derived output of the binomial model. The expected life of the share options is impacted by all of the underlying assumptions used in the Company's model.

The option pricing model of the of restricted share units ("RSUs") is based on the closing market value of the underlying shares at the date of grant.

The expected annual pre-vesting forfeiture rate affects the number of vested RSUs. Based on the Company's historical experience, the pre-vesting is in the range of 0%-30% in the years 2021, 2020 and 2019.

r.	Treasury share:

In the past, the Company repurchased its Ordinary shares on the open market and holds such shares as treasury share. The Company presents the cost to repurchase treasury share as a reduction of shareholders' equity.

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

The Company's trade receivables are derived from sales to customers located in EMEA, as well as in APAC, Latin America and the United States. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its customers and establishes an allowance for credit losses on a specific basis. Allowance for credit losses amounted to $2,398 and $2,309 as of December 31, 2021 and 2020, respectively.

The Company utilizes foreign currency forward contracts to protect against risk of overall changes in exchange rates. The derivative instruments hedge a portion of the Company's non-dollar currency exposure. Counterparties to the Company’s derivative instruments are all major financial institutions and its exposure is limited to the amount of any asset resulting from the forward contracts.

t.	Government grants:

 Grants from the Israel Innovation Authority (IIA):

Participation grants from the Israel Innovation Authority (Previously known as the Office of the Chief Scientist) for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development non royalty bearing grants recognized amounted to $(42), $339 and $378 in 2021, 2020 and 2019, respectively.

Grants from the Spain Tax Authorities:

Participation grants from the Spain Tax Authorities for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development non royalty bearing grants recognized amounted to $209 in 2021.

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

For the years ended December 31, 2021, 2020 and 2019, all outstanding options and RSUs have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive. See Note 16. The amount of those options and RSU’s was: 2,613,894, 2,897,273, 3,105,801 respectively.

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

The following table shows the components and the effects on net loss of amounts reclassified from accumulated other comprehensive loss as of December 31, 2021:

	Year ended December 31, 2021
	Unrealized gain (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Total
Balance as of December 31, 2020	$472	$(326)	$146
Changes in other comprehensive income (loss) before reclassifications	(359)	1,269	910
Amounts reclassified from accumulated other comprehensive loss to:
Cost of revenues	-	(146)	(146)
Operating expenses	-	(624)	(624)
Financial income, net	(15)	-	(15)

Net current-period other comprehensive income (loss)	(374)	499	125

Balance as of December 31, 2021	$98	$173	$271

There was no income tax expense or benefit allocated to other comprehensive income, including reclassification adjustments for the year ended December 31, 2021.

x.	Fair value of financial instruments:

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

The Company's earn-out considerations were classified within Level 3. In previous years, the valuation methodology used by the Company to calculate the fair value consideration is the discounted cash flow using the Monte-Carlo simulation method by taking into account, forecast future revenues, expected volatility of 20.7% for Netonomy and the weighted average cost of debt of 2%.

As of December 31, 2021, no fair value measurement is required for the earn-out. See Note 4 and 11c.

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

The company accounts for leases under ASC 842, Leases. The Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of an identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout lease period, and (3) whether the Company has a right to direct the use of the asset. The Company elected to not recognize a lease liability and a right-of-use (“ROU”) asset for leases with a term of twelve months or less. The Company also elected the practical expedient to not separate lease and non-lease components for its leases.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make minimum lease payments arising from the lease. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured at lease commencement date based on the discounted present value of minimum lease payments over the lease term. The implicit rate within the company's operating leases is generally not determinable, therefore the Company uses it’s Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend or terminate the lease.

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

The Company generally provides three months software and a one-year hardware assurance for its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's experience. Warranty expenses for the years ended December 31, 2021, 2020 and 2019 were immaterial.

ac.	Recently Issued Accounting Pronouncement Not Yet Adopted:

In August 2020, the FASB issued ASU 2020-06, ASC Subtopic 470-20 “Debt—Debt with “Conversion and Other Options” and ASC subtopic 815-40 “Hedging—Contracts in Entity’s Own Equity”. The standard reduced the number of accounting models for convertible debt instruments and convertible preferred stock. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The amendments in this update are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The company does not expect a material impact of ASC 2020-06 on the consolidated financial statements.

NOTE 3: -	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31, 2021				December 31, 2020
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Available-for-sale - matures within one year:
Corporate debentures	6,334	36	-	6,370	12,611	97	-	12,708

	6,334	36	-	6,370	12,611	97	-	12,708
Available-for-sale - matures after one year through three years:
Governmental debentures	176	-	-	176	379	3	-	382
Corporate debentures	4,920	67	(2)	4,985	13,181	364	-	13,545
	5,096	67	(2)	5,161	13,560	367	-	13,927

Available-for-sale - matures after three years through five years:
Corporate debentures	-	-	-	-	535	8	-	543

	-	-	-	-	535	8	-	543
	$11,430	$103	$(2)	$11,531	$26,706	$472	$-	$27,178

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: -	AVAILABLE-FOR-SALE MARKETABLE SECURITIES (Cont.)

As of December 31, 2021, the Company had no investments with a significant unrealized loss for more than 12 months.

As of December 31,2021, no credit loss impairment was recorded regarding the available for sale marketable securities.

NOTE 4: -	FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, the Company measures its marketable securities and foreign currency derivative instruments at fair value. Cash equivalents and available for sale marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

In previous years, the earn-out liability related to the acquisitions of Netonomy are classified within Level 3 because these liabilities were based on present value calculations and an external valuation model whose inputs include market interest rates, estimated operational capitalization rates and volatilities. The fair value of the consideration was determined according to discounted cash flow. As of December 31, 2021 no valuation was needed for Netonomy earn-outs.

The Company's financial net assets measured at fair value on a recurring basis, including accrued interest components, consisted of the following types of instruments as of December 31, 2021 and 2020, respectively:

	As of December 31, 2021
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Available-for-sale marketable securities	$-	$11,531	$-	$11,531
Foreign currency derivative contracts	-	902	-	902

Total financial net assets	$-	$12,433	$-	$12,433

	As of December 31, 2020
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Available-for-sale marketable securities	$-	$27,178	$-	$27,178
Foreign currency derivative contracts	-	(952)	-	(952)

Total financial net assets	$-	$26,226	$-	$26,226

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5: -	DERIVATIVE INSTRUMENTS

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

The Company records all derivatives on the consolidated balance sheets at fair value in accordance with ASC No. 820 at Level 2. Cash flow hedges are recorded in other comprehensive income (loss) until the hedged item is recognized in earnings. The Company does not enter into derivative transactions for trading purposes. The net income (loss) recognized in "Financial income (expense), net" during the years ended December 31, 2021, 2020 and 2019 was $1,272, $1,200 and $534, respectively.

The Company had a net unrealized gain (loss) associated with cash flow hedges of $173 and ($326) recorded in other comprehensive loss as of December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, the Company had outstanding hedge transactions in the net amount of $62,439 and $8,700, respectively.

The fair value of the outstanding foreign exchange contracts recorded by the Company on its consolidated balance sheets as of December 31, 2021 and 2020, as assets and liabilities are as follows:

Foreign exchange forward and		December 31,
options contracts	Balance sheet	2021	2020

Fair value of foreign exchange hedge transactions	Other receivables and prepaid expenses	$973	$2,258
Fair value of foreign exchange hedge transactions	Other payables and accrued expenses	(11)	(3,224)

Total derivatives designated as hedging instruments	Other Comprehensive profit (loss)	$173	$(326)

Gain or loss on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive loss to operating expenses and cost of revenues for the years ended December 31, 2021, 2020 and 2019 were $771, $203 and $(96), respectively.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5: -	DERIVATIVE INSTRUMENTS (Cont.)

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

As of December 31, 2021 and 2020, the Company’s outstanding non-hedge transactions were $22,275 and $13,773, respectively.

The fair value of the outstanding non-designated foreign exchange contracts recorded by the Company on its consolidated balance sheets as of December 31, 2021 and 2020, as assets and liabilities are as follows:

Foreign exchange forward and		December 31,
options contracts	Balance sheet	2021	2020

Fair value of foreign exchange non-designated hedge transactions	Other receivables and prepaid expenses	$7	$-
Fair value of foreign exchange non-designated hedge transactions	Other payables and accrued expenses	(67)	(13)

Total derivatives non-designated as hedging instruments		$(60)	$(13)

NOTE 6: -	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2021	2020

Prepaid expenses	$4,029	$6,495
Government authorities	2,947	2,403
Prepayment to OEM	-	2,359
Foreign currency derivative contracts	980	2,285
Short-term lease deposits	185	231
Grants receivable from the IIA	-	103
Others	349	329

	$8,490	$14,205

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7: -	INVENTORIES

	December 31,
	2021	2020

Raw materials	$1,494	$1,299
Finished goods	9,598	11,287

	$11,092	$12,586

As of December 31, 2021 and 2020, the finished products line item above includes deferral of the cost of goods sold for which revenue was not yet recognized in the amount of approximately $413 and $4,246, respectively.

NOTE 8: -   PROPERTY AND EQUIPMENT, NET

	December 31,
	2021	2020
Cost:
Lab equipment	$18,871	$17,624
Computers and peripheral equipment	14,316	13,090
Office furniture and equipment	1,510	1,454
Leasehold improvements	3,039	3,134
SECaaS equipment	5,886	2,976

	43,622	38,278
Accumulated depreciation:
Lab equipment	14,408	13,511
Computers and peripheral equipment	11,164	10,501
Office furniture and equipment	535	575
Leasehold improvements	1,230	1,224
SECaaS equipment	1,285	474

	28,622	26,285

Depreciated cost	$15,000	$11,993

Depreciation expense for the years ended December 31, 2021, 2020 and 2019 was $4,635, $3,704 and $2,752, respectively.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: -	INTANGIBLE ASSETS, NET

a.	The following table shows the Company's intangible assets for the periods presented:

	Weighted Average Useful life	December 31,
	(Years)	2021	2020
Original Cost:

Technology	3.8	$9,111	$9,111
Backlog	2.8	1,877	1,877
Customer relationships	4.4	3,592	3,592
Software license	5	1,651	-
IP R&D	6	3,659	3,659

		$19,890	$18,239
Accumulated amortization:

Technology		$9,111	$9,111
Backlog		1,877	1,877
Customer relationships		3,592	3,592
Software license		330	-
IP R&D		1,525	915

		$16,435	$15,495

Amortized cost		$3,455	$2,744

b.	Amortization expense for the years ended December 31, 2021, 2020 and 2019 were $940, $610 and $1,607, respectively.

c.	Estimated amortization expense for the years ending:

Year ending December 31,

2022	$940
2023	940
2024	940
Thereafter	635

Total	$3,455

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: -	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2021	2020

Accrued expenses	$7,405	$4,920
Deferred revenues from IIA	282	-
Government authorities	2,592	3,723
Foreign currency derivative contracts	78	3,237
Holdback and contingent earnout	834	837
Provision for returns	233	290
Advances from customers	-	7
Others	190	147

	$11,614	$13,161
NOTE 11: -	COMMITMENTS AND CONTINGENT LIABILITIES

a.         Lease commitments:

The Group's facilities are leased under several lease agreements.

In addition, the Company has various operating lease agreements with respect to motor vehicles.

Lease expenses of office rent and vehicles for the years ended December 31, 2021, 2020 and 2019 were approximately $3,141, $3,282 and $3,129, respectively. Expenses for short- term leases in 2021 were $92.

The following table represents the weighted-average remaining lease term and discount rate:

Year ended December 31, 2021

Weighted average remaining lease term	2.93 years
Weighted average discount rate	1.39%

The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: -	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Maturities of operating lease liabilities were as follows:

Year ending December 31,
2022	2,804
2023	2,714
2024	2,302
2025	571
2026 and thereafter	17

Total lease payments	8,408

Less - imputed interest	(156)

Present value of lease liabilities	8,252

During the year ended December 31, 2021 the short-term maturities of operating lease liabilities which were not recognized under ASU No. 2016-02, Leases (ASC 842) were $116.

b.       Liens and guarantees:

As of December 31, 2021, the Company has provided bank guarantees in respect of performance obligation to customers in an aggregate amount of approximately $863, in addition to bank guarantees in favor of leases agreements in an aggregate amount of approximately $481.

c.        Litigations:

On November 2, 2021 two founders of Netonomy Ltd., a company acquired by Allot in January, 2018, filed a civil claim against Allot, alleging that Allot breached certain clauses of the share acquisition agreement claiming damages in the amount of app. NIS 2.6M. Allot has filed its’ defense statement refuting all claims and denying any breach and obligation to compensate. The claim is still in its preliminary stages and the results of this claim are still uncertain.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: -	SHAREHOLDERS' EQUITY

a.	Company's shares:

As of December 31, 2021, the Company's authorized share capital consists of NIS 20,000,000 divided into 200,000,000 Ordinary Shares, par value NIS 0.1 per share. Ordinary Shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends if declared.

b.	Share option plan:

A summary of the Company's share option activity, pertaining to its option plans for employees and related information is as follows:

	Year ended December 31,
	2021		2020		2019
	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price

Outstanding at beginning of year	1,134,256	$7.68	1,453,741	$7.59	1,736,143	$7.26
Granted	-	$-	-	$-	-	$-
Forfeited	(30,861)	$16.78	(28,657)	$17.47	(59,107)	$10.05
Exercised	(427,409)	$6.54	(290,828)	$6.25	(223,295)	$4.36

Outstanding at end of year	675,986	$7.99	1,134,256	$7.68	1,453,741	$7.59

Exercisable at end of year	660,986	$8.04	1,065,498	$7.83	1,240,005	$8.01

Vested and expected to vest	675,584	$7.99	1,132,007	$7.68	1,442,990	$7.61

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing share price on the last trading day of the fiscal years 2021, 2020 and 2019 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders if all option holders exercised their options on December 31, 2021, 2020 and 2019, respectively. This amount may change based on the fair market value of the Company's share. The total intrinsic value of options outstanding as of December 31, 2021, 2020 and 2019, were $3,481, $4,578 and $3,510, respectively.

The total intrinsic value of exercisable options as of December 31, 2021, 2020 and 2019, were approximately $3,392, $4,226 and $2,791, respectively. The total intrinsic value of options vested and expected to vest as of December 31, 2021, 2020 and 2019, were approximately $3,479, $4,568 and $3,399, respectively.

The total intrinsic value (the difference between the Company's closing share price on the exercise date and the exercise price) of options exercised during the years ended December 31, 2021, 2020 and 2019 were approximately $4,113, $1,437 and $769, respectively. The number of options vested during the year ended December 31, 2021 was 22,897. The weighted-average remaining contractual life of the outstanding options as of December 31, 2021 is 1.92 years. The weighted-average remaining contractual life of exercisable options as of December 31, 2021 is 1.88 years.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: -	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2021, have been classified by exercise price, as follows:

Exercise price	Shares upon exercise of options outstanding as of December 31, 2021	Weighted average remaining contractual life	Shares upon exercise of options exercisable as of December 31, 2021
		Years

$23.31-27.58	45,500	0.65	45,500
$15.2-17.07	13,000	1.04	13,000
$10.0 -14.68	98,007	1.71	98,007
$5.01-9.7	140,300	1.9	125,300
$0.1-4.95	379,179	2.17	379,179

	675,986		660,986

The following provides a summary of the restricted share unit activity for the Company for the two years ended December 31, 2021:

	Year ended December 31,
	2021		2020
	Number of shares upon exercise	Weighted average share price	Number of shares upon exercise	Weighted average share price

Outstanding at beginning of year	1,763,017	$8.63	1,652,060	$6.53
Granted	1,149,500	$16.26	869,250	$10.96
Vested	(681,433)	$15.82	(570,000)	$10.69
Forfeited	(293,176)	$16.39	(188,293)	$10.01

Unvested at end of year	1,937,908	$12.92	1,763,017	$8.63

As of December 31, 2021, $28,541 and $18,036,431 unrecognized compensation cost related to share options and RSUs respectively is expected to be recognized over a weighted average vesting period of 2.26 years.

Under the terms of the above option plans, options may be granted to employees, officers, directors and various service providers of the Company and its subsidiaries. The options vest over a four-year period, subject to the continued employment of the employee. The options generally expire no later than ten years from the date of the grant. The exercise price of the options at the date of grant under the plans may not be less than the nominal value of the shares into which such options are exercised, any options, which are forfeited or cancelled before expiration, become available for future grants. As of December 31, 2021, 202,910 Ordinary shares are available for future issuance under the option plans.

The Company granted 1,149,500 and 869,250 RSUs in 2021 and 2020, respectively under the 2016 option plan. RSUs vest over a period of between three to four years, subject to the continued employment of the employee. RSUs that are cancelled or forfeited become available for future grants.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: -	TAXES ON INCOME
a.	Corporate tax rates:

The Israeli corporate income tax rate was 23% in 2021, 2020 and 2019.

b.	Foreign Exchange Regulations:

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

The Law was significantly amended effective April 1, 2005 ("the 2005 - Amendment"). The 2005 - Amendment includes revisions to the criteria for investments qualified to receive tax benefits as a Beneficiary Enterprise and among other things, simplifies the approval process. The Company elected 2006 and 2009 as "year of election" under the 2005 - Amendment. As of December 31, 2021 the Beneficiary Enterprise programs are no longer in effect as the 12-year activation period commencing on the election year has ended.

In addition, the 2005-Amendment provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval. Therefore, the Company's existing Approved Enterprise will generally not be subject to the provisions of the 2005 - Amendment.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: -	TAXES ON INCOME (Cont.)
The entitlement to the Approved Enterprise benefits is contingent upon the fulfillment of the conditions stipulated in the Law, regulations published thereunder, and the criteria set forth in the specific letters of approval. In the event of failure to comply with these conditions, the benefits may be canceled, and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and linkage to changes in the Israeli CPI. As of December 31, 2021, management believes that the Company meets the aforementioned conditions.

If the Company pays a dividend out of exempt income derived from the Approved, it will be subject to corporate tax in respect of the gross amount distributed, including any taxes thereon, at the rate which would have been applicable had it not enjoyed the alternative benefits, generally 10%-25%, depending on the percentage of the Company's Ordinary shares held by foreign shareholders. Following amendment 74 to the Law as part of the Law for Economic Efficiency (Legislative Amendments for Attaining the Budget Goals for Fiscal Years 2021 and 2022), 2021 which was enacted in November 2021, any dividends distributed, or deemed as distributed under the Law, after August 15, 2021, by a company which earned exempt income, which it did not elect to release under the terms of amendment 74, will be allocated pro-rata between exempt income and other sources and taxed accordingly. The dividend recipient is subject to withholding tax at the rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

As of December 31, 2021, there is no exempt income earned by the Company “Approved Enterprises”.

Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate.

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

Under the 2011 Amendment, a uniform corporate tax rate will apply to all qualifying income of the Preferred Company. The uniform corporate tax rate is 7.5% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel. Effective July 1, 2021 income of a Preferred Enterprise attributable to assets other than the industrial assets of the company, such as marketing intangibles, will be subject to the standard corporate tax rate.

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

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: -	TAXES ON INCOME (Cont.)
In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments ("the 2016 - Amendment") was published.

The December 2016 amendment prescribes special tax tracks for technological enterprises, the tax tracks under the amendment are as follows:

Preferred technological enterprise - an enterprise whose total consolidated revenues is less than NIS 10 billion. A preferred technological enterprise, located in the center of Israel will be subject to tax at a rate of 12% on profits derived from intellectual property as defined in the Law and the regulations promulgated thereunder (in development area A - a tax rate of 7.5%).

Special preferred technological enterprise - an enterprise whose total consolidated revenues exceeds NIS 10 billion. Such enterprise will be subject to tax at a rate of 6% on profits derived from intellectual property, regardless of the enterprise’s geographical location. Income of the Preferred Technological Enterprise or a Special Preferred Technological Enterprise, which is not derived from its intellectual property is subject to tax at the ordinary corporate tax rate.

Under the transition provisions of the 2016 Amendment, the Company may decide to irrevocably implement the tax tracks available under the 2016 Amendment, while waiving benefits provided under the prior tax tracks it obtained under the Law, or to remain subject to the prior tax tracks it obtained under the Law.

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

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: -	TAXES ON INCOME (Cont.)

e.	Pre-tax income (loss) is comprised as follows:

	Year ended December 31,
	2021	2020	2019

Domestic	$(15,419)	$(8,722)	$(8,934)
Foreign	2,230	1,550	1,916

	$(13,189)	$(7,172)	$(7,018)

f.	A reconciliation of the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expenses is as follows:

	Year ended December 31,
	2021	2020	2019

Loss before taxes on income	$(13,189)	$(7,172)	$(7,018)

Theoretical tax income computed at the Israeli statutory tax rate (23% for the years 2021, 2020 and 2019, respectively)	$(3,034)	$(1,650)	$(1,614)

Changes in valuation allowance	2,604	1,979	951
Increase in losses and temporary differences due to change in Israeli corporate and “Approved Enterprise" tax	-	-	-

Write off of prepaid and withholding taxes	875	1,066	1,536
Foreign tax rates differences related to subsidiaries	14	35	44
Non-deductible expenses	71	72	470
Capital note release taxes	100	-	-
Other expenses and Exchange rate differences	488	(383)	(143)
Non-deductible share-based compensation expense	633	557	397
Change in expense associated with tax positions for current year	100	500	-

Actual tax expense	$1,851	$2,176	$1,641

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: -	TAXES ON INCOME (Cont.)

g.	Income tax expense is comprised as follows:

	Year ended December 31,
	2021	2020	2019

Current taxes	$334	513	$341
Deferred taxes expense (benefit)	420	97	(236)
Taxes in respect of previous years	122	-	-
Write off of prepaid and withholding taxes	875	1,066	1,536
Change in expense associated with tax positions for current year	100	500	-

	1,851	2,176	1,641

h.         Net operating losses carry forward:

The Company has accumulated net operating losses for Israeli tax purposes as of December 31, 2021, in the amount of approximately $64,943, which may be carried forward and offset against taxable income in the future for an indefinite period. As of December 31, 2021, the Company recorded a full valuation allowance with respect to its deferred tax assets in Allot Ltd. and wrote-off prepaid and withholding taxes of $5,662 as the Company does not expect to utilize these tax assets in the near future. In addition, the Company has accumulated capital losses for tax purposes as of December 31, 2021, of approximately $26,966, which may be carried forward and offset against taxable capital gains in the future for an indefinite period. Management currently believes that since the Company has a history of losses, and uncertainty with respect to future taxable income, it is more likely than not that the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future. Thus, a valuation allowance was provided to reduce deferred tax assets to their realizable value.

The U.S. subsidiary has accumulated losses for U.S. federal income tax return purposes of approximately $3,856 and $5,483 for state taxes. The federal accumulated losses for tax purposes expire between 2026 and 2037. The state accumulated losses for tax purposes began to expire in 2014. As of December 31, 2021, the Company recorded a valuation allowance with respect to its deferred tax assets in the US Subsidiary.

A portion of the losses are subject to limitations of Internal Revenue Code, Section 382, which in general provides that utilization of net operating losses is subject to an annual limitation if an ownership change results from transactions increasing the ownership of certain shareholders or public groups in the share of a corporation by more than 50 percentage points over a three-year period. The annual limitations may result in the expiration of losses before utilization.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: -	TAXES ON INCOME (Cont.)

i.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income taxes are as follows:

	December 31,
	2021	2020
Deferred tax assets:
Operating and capital loss carryforwards	$22,332	$26,731
Research and development	9,161	2,602
Employee benefits	1,629	1,368
Intangible assets	179	282
Other temporary differences mainly relating to reserve and allowances	2,336	1,607

Deferred tax asset before valuation allowance	35,637	32,590
Valuation allowance	(30,256)	(27,652)
Deferred tax asset net of valuation allowance	5,381	4,938

Deferred tax liability:
Intangible assets	3,423	3,493
Other temporary differences mainly relating to reserve and allowances	1,958	1,025

Net deferred tax asset	$-	$420

As of December 31, 2021, the Company has provided a valuation allowance of approximately $30 million in respect of the Company’s deferred tax assets resulting from tax loss carryforwards and other temporary differences. Realization of deferred tax assets is dependent upon future earnings, if any, the time and amount of which are uncertain. As the Company has accumulated net operating losses for Israeli tax purposes as of December 31, 2021, in the amount of approximately $64,943, so it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the future. Therefore, a valuation allowance was recorded to reduce the deferred tax assets to nil.

j.
As of December 31, 2021, the Company’s provision in respect of ASC 740-10 is $843. $100 was added in 2021 due to the risk that selling in different foreign countries will be considered by foreign tax authorities as permanent establishment. The accrued interest and penalties related to the provision in income taxes are immaterial.

The Company conducts business globally and, as a result, the Company or one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Israel, France, Spain, Japan and the United States. With a few exceptions, the Company is no longer subject to Israeli tax assessment through the year 2016 and the Spanish and U.S. subsidiaries have final tax assessments through 2016 and 2017, respectively. The Company is currently under audit by the Israeli Tax Authorities for the years 2017– 2020.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14: -	GEOGRAPHIC INFORMATION

Allot operates in a single reportable segment. Revenues are based on the location of the Company's channel partners which are considered as end customers, as well as direct customers of the Company:

	Year ended December 31,
	2021	2020	2019

Europe	$58,414	$94,644	$36,199
Asia and Oceania	44,227	23,519	42,994
Americas	19,391	8,131	16,576
Middle East and Africa	23,568	9,628	14,331

	$145,600	$135,922	$110,100

The following table sets forth the customers that represented 10% or more of the Company’s total revenues in each of the periods set forth below:

	Year ended December 31,
	2021	2020	2019

1st Customer	11%	43%	16%
2nd Customer	-	11%	11%

	11%	54%	27%

A total percentage of 72%, 83% and 76% of the Company’s revenues for the years ended December 31, 2021, 2020 and 2019, respectively are attributed to network intelligence solutions, while 28%, 17% and 24% are attributed to security solutions for the years ended December 31, 2021, 2020 and 2019, respectively.

The following presents total long-lived assets as of December 31, 2021 and 2020:

	December 31,
	2021	2020
Long-lived assets:
Israel	$21,821	$14,210
Other	1,692	2,241

	$23,513	$16,451

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15: -	FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2021	2020	2019

Financial income:
Interest income	$1,045	$1,754	$2,551
Exchange rate differences and other	-	231	-

Financial expenses:
Exchange rate differences and other	630	-	334
Amortization/accretion of premium/discount on marketable securities, net	76	128	257

	$339	$1,857	$1,960

NOTE 16: - EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net loss per share:

	Year ended December 31,
	2021	2020	2019
Numerator:
Net loss	$(15,040)	$(9,348)	$(8,659)

Denominator:
Weighted average number of shares outstanding used in computing basic and diluted net loss per share	36,050,540	35,007,201	34,250,582

Basic and diluted net loss per share	$(0.42)	$(0.27)	$(0.25)

NOTE 17: - RELATED PARTIES BALANCES AND TRANSACTIONS

The Company’s board approved Galil Software pursuant to which the Company acquired services amounting to approximately $ 147 and $ 894 for the years ended December 31, 2020 and 2021, respectively.

As of December 31, 2020 and 2021, the Company had other payables balance due to its related party in amount of approximately $ 40 and $ 118, respectively.

NOTE 18: - SUBSEQUENT EVENT

On February 14, 2022, the Company entered into a securities purchase agreement with Lynrock Lake Master Fund LP (the “Purchaser”), providing for the issuance to the Purchaser of a senior unsecured convertible promissory note, convertible into the Company’s ordinary shares, par value NIS 0.10 per share, in an aggregate principal amount of $40 million which was received on February 18, 2022.