Form 20-F
period 2022-12-31
Allot Ltd.
filed 2023-03-28
CIK 1365767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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
Allot Ltd
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or ordinary shares as of December 31, 2022:

37,370,043 ordinary shares, ILS 0.10 par value per share

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

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

TABLE OF CONTENTS

PART I	7
ITEM 1: Identity of Directors, Senior Management and Advisers	7
ITEM 2: Offer Statistics and Expected Timetable	7
ITEM 3: Key Information	7
A. [Reserved]	7
B. Capitalization and Indebtedness	7
C. Reasons for Offer and Use of Proceeds	7
D. Risk Factors	7
ITEM 4: Information on Allot	32
A. History and Development of Allot	32
B. Business Overview	32
C. Organizational Structure	41
D. Property, Plant and Equipment	42
ITEM 4A: Unresolved Staff Comments	42
ITEM 5: Operating and Financial Review and Prospects	42
A. Operating Results	42
B. Liquidity and Capital Resources	47
C. Research and Development, Patents and Licenses	49
D. Trend Information	49
E. Critical Accounting Estimates	49
ITEM 6: Directors, Senior Management and Employees	54
A. Directors and Senior Management	54
B. Compensation of Officers and Directors	59
C. Board Practices	61
D. Employees	67
E. Share Ownership	68
ITEM 7: Major Shareholders and Related Party Transactions	71
A. Major Shareholders	71
B. Record Holders	72
C. Related Party Transactions	72
D. Interests of Experts and Counsel	72
ITEM 8: Financial Information	72
A. Consolidated Financial Statements and Other Financial Information.	72
B. Significant Changes	73
ITEM 9: The Offer and Listing	73
ITEM 10: Additional Information	73
A. Share Capital	73
B. Memorandum and Articles of Association	73
C. Material Contracts	77
D. Exchange Controls	78
E. Taxation	78
F. Dividends and Paying Agents	88
G. Statement by Experts	88
H. Documents on Display	88
I. Subsidiary Information	89
ITEM 11: Quantitative and Qualitative Disclosures About Market Risk	89
ITEM 12: Description of Securities Other Than Equity Securities	90

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

C.           Reasons for Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

Summary of Risk Factors

Our business involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with the financial and other information contained in this annual report and our other filings with the U.S. Securities and Exchange Commission (the “SEC”). If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In this case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. This report also contains forward-looking statements that involve risks and uncertainties. Our results of operations could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other filings with the SEC. These risks are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business operations.

Below is a high-level overview of the risks that we and those in our industry face, and is intended to enhance the readability and accessibility of our disclosures. These risks include, but are not limited to:

•	general economic and business conditions, including fluctuations of interest and inflation rates, which may affect demand for our technology and solutions;

•	the effects of fluctuations in currency on our results of operation and financial condition;

•
our ability to achieve profitability, such as through keeping pace with advances in technology and achieving market acceptance and increasing the functionality of our products and offering additional features and products;

•	the impact of the telco operator’s Go To Market strategy and implementation efforts, on the success of a Revenue Share deal of our Security-as-a-service (“SECaaS”) Solution;

•	the impacts of new market and technology trends on our enterprise market;

•	our reliance on our network intelligence solutions for significant revenues;

•	impacts to our revenues and operational risk as a result of making sales to large service providers;

•	technological risks, including network encryption, live network failures and software or hardware errors;

•	our ability to retain and recruit key personnel and maintain satisfactory labor relations;

•	supply chain interruption and the ability, and lead time, of our suppliers to provide certain hardware due to the global semiconductor shortage;

•	our dependence on third parties for products that make up a material portion of our business;

•	the ability of our suppliers to provide, or refusal of our customers to implement, the single or limited sources from which certain hardware and software components for our products are made;

•	sales disruptions or costs arising from a loss of rights to use the third-party solutions we integrate with our products;

•	our ability to increase sales of Allot Secure products;

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

In recent years, economies worldwide have demonstrated instability. Negative economic conditions in the global economy or certain regions such as the European Market, from which we derived 34% of our revenues in 2022, could cause a decrease in spending on the types of products and services that we offer.

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

The global semiconductor chip supply shortage has had, and continues to have, wide-ranging effects across our industry. The shortage has been reported since early 2021 and has caused challenges in the manufacturing industry and impacted our supply chain and production as well. While the semiconductor chip shortage has begun to improve, we still face uncertainties and our ability to source the components that use semiconductor chips may be adversely affected in the future. Component delivery lead times are expected to increase, which may cause delays in our production and increase the cost to obtain components with available semiconductor chips. To the extent this semiconductor chip shortage continues, we may experience delays, increased costs, and an inability to fulfill engineering design changes or customer demand, each of which could adversely impact our results of operations.

Our international operations expose us to the risk of fluctuations in currency exchange rates.

Our revenues are generated primarily in U.S. dollars and a major portion of our expenses are denominated in U.S. dollars. As a result, we consider the U.S. dollar to be our functional currency. A significant portion of our revenues are also generated in Euros. Other significant portions of our expenses are denominated in Israeli shekel (ILS) and, to a lesser extent, in Euros and other currencies. Our ILS-denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in ILS. In the past years, we have experienced material fluctuations between the ILS and the U.S. dollar and we anticipate that the ILS will continue to fluctuate against the U.S dollar in the future. In 2022, the ILS depreciated by approximately 11.6% against the U.S. dollar, while in 2021 the ILS appreciated by approximately 3.4% against the U.S. dollar. In 2022, the Euro depreciated by approximately 5.8% against the U.S. dollar, and in 2021 the Euro depreciated by approximately 7.7% against the U.S. dollar. As the U.S dollar weakens against the ILS, we are exposed to negative impact on our results of operations. Moreover, if the U.S. dollar strengthens against the Euro, our results of operations generated by revenue in the EUR may be negatively impacted.

We translate sales and other results denominated in foreign currency into U.S. dollars for our financial statements. During periods of a strengthening dollar, our reported international sales and earnings have been, and could continue to be, reduced because foreign currencies may translate into fewer U.S. dollars.

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

The invasion of Ukraine by Russia, and the related disruptions to the global economy and financial markets, has affected and could continue to adversely affect our operations in Ukraine and Belarus, as well as our business, financial condition and results of operations as a whole.

We have engaged with two subcontractors in Ukraine and Belarus to support our research and development activities. The Russian invasion of Ukraine in February 2022 and sanctions on Belarus have had a minimal impact on the operations of our subcontractors thus far. However, we may experience interruptions or delays in the services they provide to us in the future.

In response to the conflict, the United States, the European Union, Japan and the United Kingdom, among others, have announced targeted economic sanctions on Russia, the regions of Donetsk and Luhansk, certain Russian citizens and enterprises, including financial measures such as freezing Russia’s central bank assets and limiting its ability to access its dollar reserves. The continuation of the conflict may trigger a series of additional economic and other sanctions enacted by the United States and other countries, as well as counter responses by the governments of Russia or other jurisdictions, which could adversely affect the global financial markets generally, levels of economic activity, and increase financial markets volatility. The potential impact of bans, sanction programs and boycotts on our business is uncertain at the current time due to the fluid nature of the military conflict and international responses to it, but it could result in a material adverse effect on our business, financial condition, and results of operations. In addition, the potential impacts include supply chain and logistics disruptions, financial impacts including volatility in commodity prices, foreign exchange rates and interest rates, inflationary pressures on raw materials and energy, heightened cybersecurity threats and other restrictions.

Risks Related to our Business and Results of Operations

We have a history of losses and may not be able to achieve or maintain profitability in the future.

We have a history of net losses in all fiscal years since our inception, other than in 2006 and 2011. We had a net loss of $32 million in 2022 and $15 million in 2021. In the future, we intend to continue to invest significantly in research and development and sales and marketing, which we believe will contribute to our future growth. We can provide no assurance that we will be able to achieve or maintain profitability, and we may incur losses in the future if we do not generate sufficient revenues.

Our inability to streamline operations and improve cost efficiencies could result in the contraction of our business and the implementation of significant cost cutting measures.

We have undertaken, and may continue to undertake, efforts to streamline operations and improve cost efficiencies. We may not realize, in full or in part, the anticipated benefits, savings and improvements in our operating results from these efforts due to unforeseen difficulties, delays or unexpected costs. If we are unable to realize the expected operational efficiencies and cost savings, our operating results and financial condition would be adversely affected. We also cannot guarantee that we will not have to undertake additional workforce reductions in the future. Furthermore, our workforce reductions may be disruptive to our operations. For example, our workforce reductions could yield unanticipated consequences, such as attrition beyond planned staff reductions, increased difficulties in our day-to-day operations and reduced employee morale. In addition, while positions have been eliminated, certain functions necessary to our reduced operations remain, and we may be unsuccessful in distributing the duties and obligations of departed employees among our remaining employees. We may also discover that the reductions in workforce and cost cutting measures will make it difficult for us to pursue new opportunities and initiatives and require us to hire qualified replacement personnel, which may require us to incur additional and unanticipated costs and expenses. Moreover, there is no assurance we will be successful in our efforts. Our failure to successfully accomplish any of the above activities and goals may have a material adverse impact on our business, financial condition, and results of operations.

Our future growth and prospects depend significantly on our ability to grow revenues from the recurring revenue share Security-as-a-service offering.

We generated 6% of our revenues in 2022 and 3% of our revenues in 2021 from our SECaaS offering. While we continue to forecast significant future expansion of our SECaas business, the growth of our SECaaS recurring revenue model has been slower than originally anticipated. We will need to expand the number of recurring security revenue deals and the end user penetration within existing customers to achieve the goals that we have set for our business. This will involve a number of steps. Initially, we need to persuade Communication Service Providers (CSPs) as to the benefits that Allot Secure can offer them in terms of driving additional revenue. Those CSPs, with our support, will then need to persuade their customers, consumers and small and medium-sized businesses, to subscribe for security services. We expect that we will need to demonstrate the value that our services offer and add new features to both (i) retain customers in the face of competition and (ii) to capitalize on opportunities where CSPs currently using our competitors’ products are considering a change. We face significant challenges in growing our security business and our failure to do so would adversely impact our future growth and prospects.

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

Certain of our current direct competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources. As the intelligent broadband solutions market has grown, including the markets for DPI enabled solutions for mobile networks and for security products, new competitors have entered and may continue to enter the market. This competition has contributed to a slowing growth of DPI bids for CSPs. Furthermore, our market is subject to industry consolidation, as companies attempt to maintain or strengthen their positions in our evolving industry. Some of our current and potential competitors have made acquisitions or have announced new strategic alliances designed to position them to provide many of the same products and services that we provide to both the service provider and enterprise markets, such as Procera’s acquisition of Sandvine.

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

Our revenues and business from the enterprise market may be adversely affected by new market and technology trends, including public cloud adoption and the transition to 5G networks.

Our business from the enterprise market may depend on new market and technology trends. For example, some enterprises are implementing a new network architecture, transitioning their datacenter infrastructure to public clouds (such as AWS, Azure, and Google), in which most of the data traffic is sent directly to and from the public cloud. In such designs, Allot’s products deployed at the central location of the enterprise datacenter will have less traffic capacity to manage and will provide only partial visibility into the enterprise’s traffic. This may erode the value provided by Allot’s solutions and reduce amount of revenues derived from the enterprise market. Additionally, some enterprises might decide to outsource their network operation to a public cloud, which would diminish the need for Allot’s products. Due to these factors, we do not anticipate additional growth in the enterprise market.

Our revenues and business may be adversely affected due to decline in revenues and profits of CSPs.

A substantial amount of our revenues are currently generated from CSPs. Many of these CSPs are facing declining revenues and profits due to commoditization of the voice and data services they provide and limited success in introduction of the new services for the consumers. In addition, many CSPs are seeing a rise in operational expenses due to the global energy crisis, which may affect their budget allocation for new projects. This might impact their ability to continue to purchase our products and services for the prices we charge or will be unable to purchase these products and services entirely. The outcome of such could result in a decline in our revenues and profits and adversely affect our business.

The growth of aging receivables and a deterioration in the collectability of these accounts could materially and adversely affect our results of operations.

We provide for doubtful debts principally based upon the aging of accounts receivable, in addition to collectability of specific customer accounts, our history of doubtful debts, and the general condition of the industry. As of December 31, 2022, we had past due receivables of $10.1 million related to sales of our products to resellers in two African countries and one Latin American country. The revenue related to those sales was recognized in 2022 upon signing the agreement with resellers and delivery of the products. We subsequently learned that the cash flows of some of these resellers were impacted by a failure to receive payments from end customers which in turn affected their ability to meet the payment terms to which they agreed with us. We have assessed as of the date of this annual report on Form 20-F that these amounts remain collectible; however, if the resellers fail to pay their debt, we may ultimately be required to recognize some or all of these amounts as bad debts and write them off. Any such outcome could materially and adversely impact our results of operations and our share price.

We depend on our network intelligence solutions for the substantial majority of our revenues.

In the past few years, we have increased sales of our security products. However, sales of our network intelligence solutions, which provide service providers and governmental customers with visibility and control of their networks, continue to account for a major portion of our revenues, and accounted for 77% of our total revenue in 2022. If we are unable to increase these sales, or compensate for them by sales of security products, our business will suffer. In addition, service providers may choose embedded or integrated solutions using routers and switches from larger networking vendors over a standalone solution that we offer. Any factor adversely affecting our ability to sell, or the pricing of or demand for, our network intelligence solutions would severely harm our ability to generate revenues and could have a material adverse effect on our business.

We depend on one or more significant customers and the loss of any such significant customer or a significant decrease in business from any such customer could harm our results of operations.

In 2022, we derived 8% of our total revenue from our largest customer and 7% of our total revenue from our second largest customer. In 2021, we derived 11% of our total revenue from our largest customer and 9% of our total revenue from our second largest customer. The loss of any significant customer or a significant decrease in business from any such customer could have a material adverse effect on our revenues, results of operations and financial condition.

Sales of our products to large service providers can involve a lengthy sales cycle, which may impact the timing of our revenues and result in us expending significant resources without making any sales.

We may incur significant expenses without generating any sales. As of December 31, 2022, only 52% of our SECaaS sales contracts signed by customers have generated revenues. Our management views realization of revenue from signed contracts as a primary challenge for our current business model and failure to do so could adversely affect our profitability.

Beginning in late 2022, we shifted our primary sales strategy to target large, strategic accounts, while implementing minimum revenue thresholds or customer assurances for our small to medium sized accounts. While we believe this new strategy will generate greater revenue and help us achieve profitability sooner, it may decrease our market share. Additionally, there is inherent risk in implementing a new business plan successfully. If we are unable to secure large, strategic accounts, the economic harm to our business will be exacerbated due to this strategic shift.

Our sales cycles to large service providers, including carriers, mobile operators and cable operators, are generally lengthy because these end-customers consider our products to be critical equipment and undertake significant testing to assess the performance of our products within their networks. In particular, beginning in 2022, DPI deals took longer to close than in the past, at least in part due to macroeconomic conditions and tighter expense controls by CSPs. Furthermore, many of our product and service arrangements with our customers provide that the final acceptance of a product or service may be specified by the customer. As a result, we often invest significant time from initial contact with a large service provider until it decides to incorporate our products into its network, and we may not be able to recognize the revenue from a customer until the acceptance criteria have been satisfied. We have in the past, and may in the future, cancelled certain contracts that we later anticipate are unlikely to launch projects and generate revenues.

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

Our DPI, analytics and security products rely on the ability to read, understand and analyze the nature of Internet traffic. Due to an increase in network encryption, our ability to read, understand and analyze the traffic transmitted becomes impaired and may reduce or eliminate our ability to provide our customers with the classification of the traffic and the necessary tools and capabilities that they might require.

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

We depend on third-party channel partners, such as distributors, resellers, original equipment manufacturers (OEMs), and system integrators, to market and sell a material portion of our products to end-customers. In 2022, approximately 58% of our revenues were derived from channel partners. In some cases, our channel partners are also responsible for installing and providing initial customer support for our products, with our continuous technical assistance. In the majority of the cases, the partners are responsible for the initial customer support (Tier 1 support), while we act as the escalation level. As a result, we depend on the ability of our channel partners to successfully market and sell our products to these end-customers. We can give no assurance that our channel partners will market our products effectively, receive and fulfill customer orders for our products on a timely basis or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. In addition, our channel partners may experience disruptions in, or be prevented from, conducting business activities as a result of macroeconomic factors, which could have a material adverse effect on our results of operations. Any failure by our channel partners to provide adequate initial support to end-customers could result in customer dissatisfaction with us or our products, which could result in a loss of customers, harm our reputation and delay or limit market acceptance of our products. Our products are complex and it takes time for a new channel partner to gain experience in the operation and installation of these products. Therefore, it may take a long period of time before a new channel partner can successfully market, sell and support our products if an existing channel partner ceases to sell our products. Additionally, our agreements with channel partners are generally not exclusive and our channel partners may market and sell products that compete with our products. Our agreements with our distributors and resellers are usually for an initial one-year term and following the expiration of this term, can be terminated by either party. We can give no assurance that these agreements will continue to remain in effect. If we are unable to maintain our relationships with existing channel partners and to develop relationships with new channel partners in key markets our profitability and results of operations may be materially adversely affected.

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

We currently depend on a limited number of subcontractors to integrate, assemble, store and service, as well as provide hardware and warranty support for, our Service Gateway platform. If any one of these subcontractors experiences delays, disruptions, quality control problems or a loss in capacity, our operating results could be adversely affected.

We currently depend on a limited number of subcontractors, such as Flex (Israel) Ltd. (previously Flextronics (Israel) Ltd.), Malam Team and Arrow Electronics, to integrate, assemble, test, store, package and prepare for shipment our various Service Gateway, Network Management and Enterprise platforms. If any of these subcontractors experience delays, disruptions or quality control problems in manufacturing or integrating our products or if we fail to effectively manage our relationships with them, product shipments may be delayed and our ability to deliver certain products to customers could be adversely affected.

Certain hardware and software components for our products come from single or limited sources and we could lose sales if these sources fail to satisfy our supply requirements or if our customers refuse to implement components from certain sources.

We obtain certain hardware components used in our products from single or limited sources.

Although such hardware components are off-the-shelf items, because our systems have been designed to incorporate these specific hardware components, any change to these components due to an interruption in supply chains or our inability to obtain such components on a timely basis may require engineering changes to our products before substitute hardware components could be incorporated. Such changes could be costly and could result in lost sales particularly to our traffic management systems. The agreements with our suppliers do not contain any minimum supply commitments. If we or our contract manufacturers fail to obtain components in sufficient quantities when required, our business could be harmed.

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

We are subject to a complex system of laws and regulations related to international trade, including economic sanctions and export control laws and regulations. We also depend on our distributors and agents outside of Israel for compliance and adherence to local laws and regulations in the markets in which they operate. It is our policy not to make direct or indirect prohibited sales of our products, including into countries sanctioned under laws to which we are subject, and to contractually limit the territories into which our channel partners may sell our products. None of our contracts with channel partners authorize or contemplate any activities with sanctioned countries, and we do not intend to authorize any channel partner to engage in activities with those countries in the future. Nevertheless, over ten years ago one of our channel partners sold certain of our products (designed for the enterprise market) outside of its contractually designated territory, including into a sanctioned country, and we subsequently determined that our contract management protocol for authorizing channel partner sales was not adequately followed in that instance. Although we are not aware of any channel partner making indirect sales to entities or individuals in sanctioned countries in 2022, there is no guarantee that our channel partners will not make such indirect sales in the future, which could result in material adverse impact on our reputation and lead to penalties and increased costs. Though we have not had a material impact to date, we can provide no assurance that new or existing measures will not have a material impact in the future.

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

On December 14, 2017, the United States Federal Communications Commission (the “FCC”) announced that it voted to repeal the Open Internet Report and Order on Remand, Declaratory Ruling, and Order (the Open Internet Order). The Open Internet Order was issued by the FCC and went into effect on June 12, 2015. The Open Internet Order set forth rules, grounded, among others, on Title II of the Communications Act of 1934; the Open Internet Order regulated both fixed and mobile Internet Service Providers (ISPs) and prohibited them, subject to reasonable network management, from blocking and/or throttling of lawful content, applications, services, or non-harmful devices, and from unreasonably interfering or disadvantaging of (i) end users’ ability to select, access service of the lawful Internet content, applications, services, or devices of their choice or (ii) edge providers’ ability to make lawful content, applications, services, or devices available to end users. The Open Internet Order also prohibited paid prioritization of content. The repeal largely reversed the Open Internet Order, including the classification of broadband Internet service as a telecommunications service, which is subject to certain common carrier regulations, and restored the regulatory framework that preceded the Open Internet Order. Because our products allow ISPs to identify network traffic and facilitate traffic management, the reinstatement of this traditional regulatory framework has not, to date, affected but may in the future affect ISP’s demand for certain of our products. The repeal of the Open Internet Order was upheld by a federal appeals court in October 2019, however, the repeal does not preclude state and local governments from enacting their own net neutrality rules and certain U.S. states have already implemented net neutrality protections which could impact our operations.

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

Strict data privacy laws regulating the collection, transmission, storage and use of employee data and consumers’ personally-identifying information applicable to ISPs are evolving in the US, European Union and other jurisdictions in which we sell our products. For example, in the US, legislation has in recent years been proposed regarding restrictions on the use of geolocation information collected by mobile devices without consumer consent and California’s California Consumer Privacy Act, which grants expanded rights to access and delete personal information and opt out of certain personal information sharing, among other things, became effective on January 1, 2020. Similarly, the General Data Protection Regulation (“GDPR”), enforcement of which began on May 25, 2018, creates a range of new compliance obligations, increases financial penalties for non-compliance and extends the scope of the EU data protection law to all companies established in the EEA, and all companies established outside the EEA that either: (a) offer goods or services to individuals in the EEA; or (b) monitor the behavior of individuals in the EEA. The GDPR imposes a strict data protection compliance regime and includes enhanced rights for individuals. It applies to the collection, use, retention, security, processing, transfer and deletion of personally identifiable information of individuals, and creates a range of new compliance obligations. Implementation of, and compliance with, the GDPR has increased, and could continue to increase, our cost of doing business. In addition, the GDPR may be interpreted or applied in a manner that is unforeseen by, or adverse to, us. Violations of the GDPR may result in significant fines (up to four percent of worldwide annual turnover or EUR 20.0 million, whichever is greater) and reputational harm. Such regulations have increased our compliance and administrative burden significantly and require us to invest resources and management attention in order to update our IT systems to meet the new requirements, including those related to recordkeeping of personal identifiable information and segregation of duties.

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

We also aim to protect our intellectual property with patent protection. As of December 31, 2022 we had a patent portfolio consisting of 28 patent families, including 32 issued U.S. patents, 2 U.S. patents that have recently been allowed but not issued, 3 reissued U.S. patents 2 pending U.S. patent applications, and 30 patents issued in Canada, Israel and several European jurisdictions. There can be no assurance that:

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

Risks related to cybersecurity and privacy, including the activities of criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error, are constantly evolving. Computer hackers and others routinely attempt to breach the security of companies, governmental agencies, technology products, services and systems.

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

We would lose our foreign private issuer status if (a) a majority of our outstanding voting securities were either directly or indirectly owned of record by residents of the United States and (b) either (i) a majority of our executive officers or directors were United States citizens or residents, (ii) more than 50% of our assets were located in the United States or (iii) our business were administered principally in the United States. Our loss of foreign private issuer status would make U.S. regulatory provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements, including the requirement to disclose, under U.S. law, more detailed information about the compensation of our senior executive officers on an individual basis. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain Nasdaq corporate governance requirements that are available to foreign private issuers.

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

We have adopted equity compensation plans that provide for the grant of equity-based awards, including restricted units and share options to our directors, officers, and other employees. As of February 20, 2023, we had 2,633,616 options and restricted units outstanding to employees and directors of the Company, and there were 1,239,744 shares available for future awards under our equity compensation plans. The vesting of restricted units and granting of share options are generally contingent upon performance and/or service conditions. Vesting of those shares of restricted units and share would dilute the ownership interest of existing shareholders. Equity awards will continue to be a source of compensation for employees and directors going forward.

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

We are incorporated under Israeli law and our principal offices, research and development division and manufacturing facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and continued with varying levels of severity throughout 2022. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and financial results.

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

Furthermore, the Israeli government is currently pursuing certain changes to Israel’s judicial system. In response, various governmental and non-governmental organizations, both within and outside of Israel, have voiced concerns that the proposed changes may create actual or perceived political instability, which could adversely affect the Israeli economy. To the extent such changes have negative consequences on the Israeli economy, our business, financial condition, results of operations and prospects may be harmed.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2022, we employed 749 people, of whom 314 were based in Israel. Some of our employees in Israel are obligated to perform annual military reserve duty in the Israel Defense Forces, depending on their age and position in the army. Additionally, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. Our operations could be disrupted by the absence of one or more of our executive officers or key employees for a significant period due to military service and any significant disruption in our operations could harm our business. The full impact on our workforce or business if some of our executive officers and employees are called upon to perform military service, especially in times of national emergency, is difficult to predict.

The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

Our investment program in equipment at our facility in Hod-Hasharon, Israel, has been granted Approved Enterprise status and we are therefore eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investments Law. We have also been granted benefited enterprise status in prior years, but beginning in 2021, this status is no longer applicable to us. We expect that the Approved Enterprise tax benefits will be available to us after we utilize our net operating loss carry forwards As of December 31, 2022, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $81.5 million. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investments Law and its regulations and the criteria set forth in the specific certificate of approval. If we do not meet these requirements, the tax benefits would be canceled and we could be required to refund any tax benefits and investment grants that we received in the past. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are cancelled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate in Israel since the 2018 tax year is 23%.

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

We have received grants from the Israel Innovation Authority (formerly known as the Office of the Chief Scientist of the Ministry of Economy) for the financing of a portion of our research and development expenditures in Israel, pursuant to the provisions of The Encouragement of Research, Development and Innovation in Industry Law, 1984, referred to as the Research and Development Law. In the future we may not receive grants or we may receive significantly smaller grants from the Israel Innovation Authority, and our failure to receive grants in the future could adversely affect our profitability. In 2021, we did not recognize any material non-royalty-bearing grants from the Israel Innovation Authority. In 2022, we recognized non-royalty-bearing grants totaling $0.5 million, representing 1% of our gross research and development expenditures. In each of the years 2022 and 2021, we qualified to participate in one non-royalty-bearing research and development program, funded by the Israel Innovation Authority to develop generic technology relevant to the development of our products. Such programs are approved pursuant to special provisions of the Research and Development Law. In the past three years, we were eligible to receive grants constituting of up to 53% of certain research and development expenses relating to these programs. Although the grants under these programs are not required to be repaid by way of royalties, the restrictions of the Research and Development Law described below apply to these programs.

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

Significant political or regulatory developments in the jurisdictions in which we sell our products, such as those stemming from the recent change in the presidential administration in the U.S. or the U.K.’s exit from the E.U., are difficult to predict and may have a material adverse effect on us. For example, in the United States, tariffs have recently been imposed on imports from China, Mexico, Canada and other countries, and there may be further restrictions on free trade and has increased tariffs on goods imported into the United States. Changes in U.S. political, regulatory and economic conditions or in its policies governing international trade and foreign manufacturing and investment in the U.S. could materially adversely affect our sales in the U.S.

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

Our industry-leading network-based SECaaS solution has previously achieved up to 50% penetration with some service providers and is already used by over 20 million subscribers globally. Our multi-service platforms (AllotSmart) are deployed by over 500 mobile, fixed and cloud service providers and over 1,000 enterprises.

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

We generated total revenues of $122.7 million in the year ended December 31, 2022, a decrease of 16% over the prior year. In 2022, 23% of our revenues were attributable to security solutions, and 77% of our revenues were attributable to network intelligence solutions.

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

•
End-User Security Threats: Broadband devices and mobile devices have also become increasingly vulnerable to online threats, such as malware, ransomware and phishing. Broadband and mobile device users have limited cyber-security expertise and therefore present easy targets for cybercriminals. In recent years, we have seen a growing demand from large and mid-size operators to offer such security services to their customers—both individual consumers and small and mid-size businesses. We believe few consumers download security applications to all of their personal devices, but CSPs are well positioned to provide security services because they are the sole providers of access to the network for their consumers, are capable of blocking attacks before they reach the consumer and have multiple touch points with consumers as trusted brands, through ongoing customer support and frequent communication. Research conducted in partnership with Coleman Parkes Research in 2022 revealed that 84% of consumers believe that security solutions should already be on the device or the responsibility of the devise manufacturer or CSPs. Further, data provided and developed by Coleman Parkes Research in a separate research study of consumers’ attitudes toward cybersecurity revealed that 68% of mobile users are willing to pay an additional $3 per month for a security service, and that 64% of fixed broadband users are willing to pay an additional $6 per month for broadband a security service.

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

Customers

We derive a significant and growing portion of our revenue from direct sales to large mobile and fixed-line service providers, as well as government and law enforcement entities. We generate the remainder of our revenue through a select and well-developed network of channel partners, generally consisting of distributors, resellers, OEMs and system integrators. We also endeavor to increase our sales to enterprises and have adapted the structure of our sales organization to this end. In 2022, we derived 34% of our revenues from Europe, 18% from the Americas, 24% from Asia and Oceania and 24% from the Middle East and Africa. A breakdown of total revenues by geographic location for 2020, 2021 and 2022 is set forth in the following table.

	Revenues by Location
	($ in thousands)
	2022	% Revenues	2021	% Revenues	2020	% Revenues
Revenues:
Europe	$41,773	34%	$58,414	40%	$94,644	70%
Asia and Oceania	29,888	24%	44,227	30%	23,519	17%
Middle East and Africa	29,285	24%	23,568	16%	9,628	7%
Americas	21,791	18%	19,391	14%	8,131	6%
Total Revenues	$122,737	100%	$145,600	100%	$135,922	100%

The revenue decrease in Europe in 2021 and 2022 as compared to 2020 was due to an agreement signed in 2019 that accounted for 43% of our total 2020 revenues. The agreement was for the performance and implementation of a specific, one-time project and did not contain any renewal provisions. The revenues from the same contract were 5% of our total revenues in 2021 and 7% of our revenues in 2022 and were primarily attributable to ongoing maintenance and service obligations in connection with the project.

Channel Partners

We market and sell our products to end-customers both by direct sales and through channel partners, which include distributors, resellers, OEMs and system integrators. A significant portion of our sales occur through our channel partners. In 2022, approximately 58% of our revenues were derived from channel partners. In some cases, our channel partners are also responsible for installing and providing initial customer support for our products, with our continuous technical assistance. In the majority of the cases, the partners are responsible for the initial customer support (Tier 1 support), while we act as the escalation level. Our channel partners are located around the world and address most major markets. Our channel partners target a range of end-users, including carriers, alternative carriers, cable operators, private networks, data centers and enterprises in a wide range of industries, including government, financial institutions and education. Our agreements with channel partners that are distributors or resellers are generally non-exclusive, for an initial term of one year and automatically renew for successive one-year terms unless terminated. After the first year, such agreements may typically be terminated by either party upon ninety days prior notice.

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

Beginning in late 2022, we changed our SECaaS sales strategy to target strategic accounts that have high revenue potential, while ensuring small to medium sized deals have customer assurances or minimum revenue threshold. Moving forward, the number of our SECaaS deals will likely drop, but we anticipate the total sales potential will remain the same as was expected under the prior SECaaS sales strategy, and we believe the emphasis on larger customers will help us achieve profitability sooner.

We focus our marketing efforts on product positioning, increasing brand awareness, communicating product advantages and generating qualified leads for our sales organization. We rely on a variety of marketing communications channels, including our website, trade shows, industry research and professional publications, the press and special events to gain wider market exposure.

We have organized our worldwide sales efforts into the following regions: North America, South America, Europe, the Middle East and Africa; and Asia and Oceania. We have regional offices in Spain, Italy, France, Singapore, India, Kazakhstan, Japan, Colombia and Israel. As of December 31, 2022, our sales and marketing staff, including product management and business development functions, consisted of 139 employees.

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

As of December 31, 2022, our technical staff consisted of 188 employees, including 77 technical support persons, 93 deployment and professional services engineers, 13 documentation and training persons, and 5 employees related to operations.

Research and Development

Our research and development activities take place primarily in Israel. We also have research and development activities in Spain and India. In addition, since 2020 we have been using subcontractors in Ukraine, Israel and Belarus to source research and development engineers. We devote a significant amount of our resources towards research and development in order to introduce new products and continuously enhance existing products and to support our growth strategy. We have assembled a core team of experienced engineers, many of whom are leaders in their particular field or discipline and have technical degrees from top universities and have experience working for leading Israeli or international networking companies. These engineers are involved in advancing our core technologies, as well as in applying these core technologies to our product development activities. In previous years, our research and development efforts have benefited from non-royalty-bearing grants from the Israel Innovation Authority. As of December 31, 2022, there are no outstanding royalties due from us to the Israel Innovation Authority. In 2022, we received additional grants from the Israel Innovation Authority; however, these grants do not bear royalties. Under the terms of those grants, we are required to perform our manufacturing activities within the state of Israel, as a condition to maintaining these benefits. The State of Israel does not own any proprietary rights in technology developed with the Innovation Authority funding and there is no restriction related to the Israel Innovation Authority on the export of products manufactured using technology developed with the Israel Innovation Authority funding (other limitations on export apply under applicable law). For a description of restrictions on the transfer of the technology and with respect to manufacturing rights, please see “ITEM 3: Key Information—Risk Factors—The government grants we have received for research and development expenditures require us to satisfy specified conditions and restrict our ability to manufacture products and transfer technologies outside of Israel. If we fail to comply with these conditions or such restrictions, we may be required to refund grants previously received together with interest and penalties and may be subject to criminal charges.”

Subcontracting

We subcontract the repair of the hardware components of our legacy Service Gateway platform to Flex (Israel) Ltd. This strategy enables us to reduce our fixed costs, focus on our core research and development competencies and provide flexibility in meeting market demand. Flex (Israel) Ltd. is contractually obligated to provide us with certain services based on agreed specifications, including integration, assembling, testing, storing, packaging and procuring the raw materials for our devices. We are not required to provide any minimum orders. Our agreement with Flex (Israel) Ltd. is automatically renewed annually for additional one-year terms. Flex (Israel) Ltd. may terminate our agreement with them at any time during the term upon prior notice. We retain the right to procure independently any of the components used in our products. Flex (Israel) Ltd. has affiliates outside of Israel, to which it can, with the prior consent of the Israel Innovation Authority, transfer manufacturing of our products if necessary, in which event we may be required to pay increased royalties to the Israel Innovation Authority.

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

Competition

We compete against large companies in a rapidly evolving and highly competitive sector of the networking technology market, which offer, or may offer in the future, competing technologies, including partial or alternative solutions to operators’ and enterprises’ challenges, and which, similarly to us, intensely pursue the largest service providers (referred to as Tier 1 operators) as well as large enterprises. Our DPI technology enabled offerings face significant competition from router and switch infrastructure companies that integrate functionalities into their platforms addressing some of the same types of issues that our products are designed to address. This competition is expected to intensify as expansion of 5G networks progresses. We do not anticipate growth in our DPI segment for the 2023 fiscal year.

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

As of December 31, 2022, we had 28 issued U.S. patents, 2 U.S. patents that have recently been allowed but not issued, 3 U.S. reissued patents, and 2 pending U.S. patent applications. We expect to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

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

Internal Cybersecurity

As a provider of innovative network intelligence and security solutions for mobile and fixed service providers, we are particularly sensitive about the possibility of cyber-attacks and data theft. A breach of our system could provide data information about us and the customers that our solutions protect. Further, we may be targeted by cyber-terrorists because we are an Israeli company. We are also aware of the material impact that an actual or perceived breach of our network may have on the market perception of our products and services and on our potential liability. In 2022, we believe we have successfully prevented all cyber-attack and breach attempts, with no impact on our ongoing operations.

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

C. Organizational Structure

As of December 31, 2022, we held directly and indirectly the percentage indicated of the outstanding capital of the following subsidiaries:

Company	Jurisdiction of Incorporation	Percentage Ownership
Allot Communications Inc.	United States	100%
Allot Communications Europe SARL	France	100%
Allot Communications (Asia Pacific) Pte. Limited	Singapore	100%
Allot Communications (UK) Limited (with branches in Italy and Germany)	United Kingdom	100%
Allot Communications Japan K.K.	Japan	100%
Allot Communications Africa (PTY) Ltd	South Africa	100%
Allot Communications India Private Ltd	India	100%
Allot Communications Spain, S.L. Sociedad Unipersonal	Spain	100%
Allot Communications (Colombia) S.A.S	Colombia	100%
Allot MexSub	Mexico	100%
Allot Turkey Komunikasion Hizmeleri limited	Turkey	100%
Allot Australia (PTY) LTD	Australia	100%

* Allot Ltd also holds a branch in Colombia.

D. Property, Plant and Equipment

Our principal administrative and research and development activities are located in our approximately 65,412 square foot (6,077 square meter) facilities in Hod-Hasharon, Israel. The leases for our facilities vary in dates and terms, with the main facility’s non-stabilized lease expiring in February 2025.

We also lease a total of 7,664 square feet (712 square meters) in two facilities in Spain, mainly for our sales and research and development operations in Spain, pursuant to lease agreements. The lease agreement of our main site in Spain was renewed for one year in 2022 and we are considering to extend it further subject to mutually agreed terms.

ITEM 4A: Unresolved Staff Comments

Not applicable.

ITEM 5: Operating and Financial Review and Prospects

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2022 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “ITEM 3.D: Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

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

In 2022, the primary drivers of our revenues were the mobile and fixed markets.

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

Geographical breakdown. See “—Operating Results—Results of Operations—Revenues.” for the geographic breakdown of our revenues by percentage for the years ended December 31, 2021 and 2022.

Cost of revenues and gross margins

Our products’ cost of revenues consists primarily of costs of materials, manufacturing services and overhead, warehousing and product testing. Our services’ cost of revenues consists primarily of salaries and related personnel costs for our customer success staff. In 2022, our gross margin decreased compared to 2021 due to a decrease in revenues mainly attributable to delays in a number of our large projects. In 2021, our gross margin decreased compared to 2020, mainly due to a one-time favorable product mix in 2020.

We believe that measuring our products’ cost of revenues and gross margins is helpful to understand our financial statements and results of operations because it enables the investors to evaluate the company’s effectiveness in its operations. In addition, our management team uses these metrics to monitor the company’s performance.

Operating expenses

Research and development. Our research and development expenses consist primarily of salaries and related personnel costs, costs for subcontractor services, depreciation, rent and costs of materials consumed in connection with the design and development of our products. We expense all of our research and development costs as they are incurred. Our net research and development expenses are comprised of gross research and development expenses offset by financing through grants from the Israel Innovation Authority and Spain Tax Authority. Such participation grants are recognized at the time at which we are entitled to such grants on the basis of the costs incurred and included as a deduction of research and development expenses (see “—Government Grants” below). We believe that significant investment in research and development, including hiring high quality research and development personnel, is essential to our future success.

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

Approved Enterprise

Our facilities in Hod-Hasharon, Israel have been granted Approved Enterprise status under the Encouragement of Capital Investments Law, 1959, and enjoy certain tax benefits under this program. We intend to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2022, our net operating loss carry forwards for Israeli tax purposes totaled approximately $81.5 million. Income derived from other sources, other than through our “Approved Enterprise” status, during the benefit period will be subject to the regular corporate tax rate.

Government Grants

Our research and development efforts have been financed, in part, through grants from the Israel Innovation Authority under our approved plans in accordance with the Research and Development Law. In 2021 and 2022, we received grants from the Israel Innovation Authority through non-royalty bearing programs.

Factors Affecting Our Performance

Our business, financial position and results of operations, as well as the period-to-period comparability of our financial results, are significantly affected by a number of factors, some of which are beyond our control, including:

Customer concentration. The revenues derived from our largest customer in each of the past three years were 8%, 11% and 43% of our total revenues in 2022, 2021 and 2020, respectively. The revenues derived from our second largest customer amounted to 7%, 9% and 11% of our total revenues for 2022, 2021 and 2020, respectively. The revenues from our largest customer in 2020 were for a one-time delivery of products, including AllotSmart products and related services, which will not recur in subsequent years, although will be subject to ongoing maintenance revenues. While we have some visibility into the likely scope of the customers’ projects, our relationships are conducted solely on a purchase order basis and we do not have any commitment for future purchase orders from these customers. The loss of any of such third parties could harm our results of operations and financial condition.

Size of end-customers and sales cycles. We have a global, diversified end-customer base consisting primarily of service providers, enterprises, government and law enforcement entities. The deployment of our products by small and midsize enterprises and service providers can be completed relatively quickly. Large service providers take longer to plan the integration of our solutions into their existing networks and to set goals for the implementation of the technology. Sales to large service providers are therefore more complicated as they involve a relatively larger number of network elements and solutions. We are seeking to obtain further significant customers in the large service provider market that would positively impact our future performance, but could decrease our market share. The longer sales cycles associated with the increased sales to large service providers of our platforms may increase the unpredictability of the timing of our sales and may cause our quarterly and annual operating results to fluctuate if a significant customer delays its purchasing decision and/or defers an order. Furthermore, longer sales cycles may result in delays from the time we increase our operating expenses and make investments in inventory to the time that we generate revenue from related product sales.

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

Cost of revenues and cost reductions. Our cost of revenues as a percentage of total revenues was 30.6% for 2021 and 32.5% for 2022. Our products use off-the-shelf components and typically the prices of such components decline over time. However, the introduction and sale of new or enhanced products and services may result in an increase in our cost of revenues. We make a continuous effort to identify cheaper components of comparable performance and quality. We also seek improvements in engineering and manufacturing efficiency to reduce costs. Our products incorporate features that are purchased from third parties. In addition, new products usually have higher costs during the initial introduction period. We generally expect such costs to decline as the product matures and sales volume increases. The introduction of new products may also involve a significant decrease in demand for older products. Such a decrease may result in a devaluation or write-off of such older products and their respective components. The growth of our customer base is usually coupled with increased service revenues primarily resulting from increased maintenance and support. In addition, the growth of our installed base with large service providers may result in increased demand for professional services, such as training and installation services. An increase in demand for such services may require us to hire additional personnel and incur other expenditures. However, these additional expenses, handled efficiently, may be utilized to further support the growth of our customer base and increase service revenues. In 2022, our cost of revenues decreased due to a decrease in revenues mainly attributable to delays in a number of our large projects. In 2021, our cost of revenues increased due to an increase in revenues.

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

Results of Operations

The following table sets forth our statements of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2021	2022
Revenues:
Products	60.6	49.7
Services	39.4	50.3
Total revenues	100	100
Cost of revenues:
Products	21.7	17.4
Services	8.9	15.1
Total cost of revenues	30.6	32.5
Gross profit	69.4	67.5
Operating expenses:
Research and development, net	32.3	40.6
Sales and marketing	35.9	40.2
General and administrative	10.4	13
Total operating expenses	78.6	93.8
Operating loss	9.3	26.2
Financing income, net	0.2	1.7
Loss before income tax expense	9.1	24.5
tax expense	1.3	1.5
Net loss	10.3	26.1

Revenues

See “ITEM 4B: Information on Allot—Business Overview—Customers” for the geographic breakdown of our revenues by percentage for the years ended December 31, 2020, 2021 and 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Products. Product revenues decreased by $27.2 million, or 31%, to $61 million in 2022 from $88.2 million in 2021. The decrease in revenues in 2022 was mainly attributable to delays experienced in a number of our large projects.

Services. Service revenues increased by $4.4 million, or 7.7%, to $61.8 million in 2022 from $57.4 million in 2021. The increase was mainly attributed to an increase in SECaaS services and support and maintenance.

Product revenues comprised 49.7% of our total revenues in 2022, a decrease of 10.9% compared to 2021 while the services revenues portion of total revenues comprised 50.3% of our total revenues in 2022, an increase by 10.9%.

Cost of revenues and gross margin

Products. Cost of product revenues decreased by $10.3 million, or 32.6%, to $21.3 million in 2022 from $31.6 million in 2021. Product gross margin increased slightly to 65% in 2022 from 64.2% in 2021.

Services. Cost of services revenues increased by $5.5 million, or 42.3%, to $18.5 million in 2022 from $13 million in 2021. Services gross margin decreased to 70% in 2022 from 77.4% in 2021. This decrease is mainly attributed to a one-time write off in 2022.

Total gross margin decreased from 69.4% in 2021 to 67.5% in 2022.

Operating expenses

Research and development. Gross research and development expenses increased by $3.3 million, or 7%, to $50.6 million in 2022 from $47.3 million in 2021. The increase in our research and development expenses is mainly attributable to our increase in payroll-related and subcontractors’ expenses. Gross research and development expenses as a percentage of total revenues increased to 41.3% (40.6%, net) in 2022 from 32.5% (32.3%, net) in 2021.

Sales and marketing. Sales and marketing expenses decreased by 2.9 million, or 5.5%, to $49.4 million in 2022 from $52.3 million in 2021. The decrease is primarily attributable to a decrease in payroll-related expenses. Sales and marketing expenses as a percentage of total revenues increased to 40.2% in 2022 from 35.9% in 2021.

General and administrative. General and administrative expenses increased by $0.8 million, or 5.5%, to $16 million in 2022 from $15.1 million in 2021. The increase is primarily attributable to an increase in payroll-related expenses and doubtful debts expenses. General and administrative expenses as a percentage of revenues increased to 13% in 2022 from 10.4% in 2021.

Financial income, net. In 2022 we had $2.1 million financial income, net. In 2021, we had $0.3 million financial income, net. The change in 2022 was mainly attributed to an increase in interest income and income from exchange rate fluctuation.

Income tax expense. Income tax expense in both 2022 and 2021 was $1.9 million.

For a discussion of our operating results for the fiscal year ended December 31, 2021 as compared to the fiscal year ended December 31, 2020, see “ITEM 5. Operating and Financial Review and Prospects—Operating Results” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on March 22, 2022.

B. Liquidity and Capital Resources

As of December 31, 2022, we had $12.3 million in cash and cash equivalents, $4.3 million available for sale marketable securities, and $69.8 million in short-term deposits and restricted deposits. As of December 31, 2022, our working capital, which we calculate by subtracting our current liabilities from our current assets, was $91.2 million.

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

Operating Activities

Net cash used in operating activities in 2022 was $32.6 million. Net cash used in operating activities consisted mainly of a net loss of $32 million, depreciation, amortization and impairment of intangible assets of $7.4 million, $9.2 million of share-based compensation expense, an increase of $2.2 million in inventory, a decrease of $0.4 million in employees and payroll accruals, an increase of $11.6 million in trade receivables, an increase of $7.7 million in trade payables, a decrease of $1.7 million in other payables and accrued expenses, an increase of $0.1 million in other receivables and prepaid expenses, a decrease of $10 million in deferred revenues and $1.1 million related to other operating activities. The change in employees and payroll accruals, trade payables and other receivables and prepaid expenses was mainly due to advanced payments to suppliers and payroll-related items occurring in 2021.

During 2021, we had $8.4 million in cash and cash equivalents from operating activities. Net cash used in operating activities consisted mainly of a net loss of $15 million, depreciation, amortization and impairment of intangible assets of $5.6 million, $8 million of share-based compensation expense, a decrease of $1.5 million in inventory, an increase of $0.5 million in employees and payroll accruals, an increase of $16.8 million in trade receivables, an increase of $1.9 million in trade payables, a decrease of $1.6 in other payables and accrued expenses, a decrease of $4.9 million in other receivables and prepaid expenses, an increase of $1.6 million in deferred revenues and $1.1 million related to other operating activities. The change in employees and payroll accruals, trade payables and other receivables and prepaid expenses was mainly due to advanced payments to suppliers and payroll-related items.

Investing Activities

Net cash used for investing activities in 2022 was $6.5 million, primarily attributable to proceeds from investments in short-term deposits of $7.8 million, the purchase of property and equipment of $5.6 million, and other activities, including acquisitions, of $0.5 million. The above changes were partially offset by the redemption or sale of marketable securities of $7 million and a decrease in restricted deposits of $0.4 million.

Net cash provided by investing activities in 2021 was $6.3 million, primarily attributable to proceeds from investment in short-term deposits of $13.5 million, the purchase of property and equipment of $7.6 million and an increase in restricted deposits of $0.4 million. The above changes were partially offset by the redemption or sale of marketable securities of $15.1 million.

We expect that our capital expenditures will total approximately $5.3 million in 2023. We anticipate that these capital expenditures will be primarily related to purchase of equipment of SECaaS deals and to further investments in lab equipment for research and development and customer success as well as IT infrastructure.

Financing Activities

Net cash provided by financing activities in 2022 was $39.7 million, which was mainly attributable to the issuance of convertible debt in February 2022.

Net cash provided by financing activities in 2021 was $2.8 million, which was mainly attributable to the issuance of share capital through the exercise of share options.

For a discussion of our liquidity and capital resources for the fiscal year ended December 31, 2020, see “ITEM 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on March 22, 2022.

On February 18, 2022, we issued to Lynrock Lake Master Fund LP a senior unsecured promissory note, convertible into our ordinary shares, with an aggregate principal amount of $40 million. The note will mature on February 14, 2025, subject to the Company’s option to extend the maturity date by one year up to two times. The closing balance of the convertible note as of December 31, 2022 was $39.6 million (calculated by subtracting the $0.4 million issuance expense from the gross principal amount of $40 million).

Material Cash Requirements

Our material cash requirements as of December 31, 2022, and any subsequent interim period, primarily include our capital expenditures, lease obligations and purchase obligations.

Our capital expenditures primarily consist of purchases of lab equipment, computers and peripheral equipment, office furniture and equipment, leasehold improvements and SECaaS equipment. Our capital expenditures were $7.6 million in 2020, $7.6 million in 2021 and $5.6 million in 2022. We will continue to make capital expenditures to meet the expected growth of our business.

Our lease obligations consist of the commitments under the lease agreements for our group facilities and motor vehicles. The group facilities are leased under several lease agreements with various expiration dates. Our leasing expense was $3.3 million in 2020, $3.1 million in 2021 and $3.8 million in 2022.

Our purchase obligations consist primarily of commitments for our operating activities. Our operating expenses were $105 million in 2020, $115 million in 2021 and $115 million in 2022. More than 70% of the Company’s operating expenses are attributable to salary expenses.

We intend to fund our existing and future material cash requirements with our existing cash balance. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Other than as discussed above, we did not have any significant capital and other commitments or long-term obligations as of December 31, 2022.

C. Research and Development, Patents and Licenses

In 2020, 2021 and 2022, we received non-royalty bearing grants from the Israel Innovation Authority. However, the terms of the grants require us to comply with the IIA’s restrictions and obligations as set out below.

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

As of December 31, 2022, we had 28 issued U.S. patents, two U.S. patents that have recently been allowed but not issued, three U.S. reissued patents, and two pending U.S. patent applications. We expect to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

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

Provision for returns. We provide a provision for product returns based on its experience with historical sales returns. Such provisions amounted to $0.1 million and $0.2 million as of December 31, 2022 and 2021, respectively.

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

Accounting for share-based compensation. We account for share-based compensation in accordance with Accounting Standards Codification No. 718, “Compensation - Stock Compensation” (“ASC No. 718”) that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statement of comprehensive loss. We recognize compensation expense for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of the grant and revised in subsequent periods if actual forfeitures differ from those estimates. The expected annual pre-vesting forfeiture rate affects the number of vested RSUs. The pre-vesting rate ranged between 0% and 30% in the years 2022, 2021 and 2020. In connection with the grant of options and RSUs, we recorded total share-based compensation expenses of $8 million in 2021 and $9.2 million in 2022. In 2022, $1.1 million, $3.2 million, $3 million and $1.9 million of our share-based compensation expense resulted from cost of revenue, research and development expenses, net, sales and marketing expenses and general and administrative expenses, respectively, based on the department in which the recipient of the option grant was employed. As of December 31, 2022, we had an aggregate of $12.6 million of unrecognized share-based compensation remaining to be recognized over a weighted average vesting period of 2 years.

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventory and discontinued products. Inventory write-off expenses in 2022 and 2021 totaled $0.9 million and $4.6 million, respectively.

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

As of December 31, 2022, we held available for sale marketable securities of $4.3 million. As of December 31, 2022, the accumulated unrealized loss recorded in other comprehensive loss was $0.04 million.

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

The Company operates in one operating segment, and this segment comprises its only reporting unit. The Company has performed an annual impairment analysis as of December 31, 2022 and determined that the carrying value of the reporting unit was lower than the fair value of the reporting unit. Fair value is determined using market value. During the years 2022, 2021 and 2020, no impairment losses were recorded.

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

We believe that our business activity and management structure meet the criterion of being a single reporting unit for accounting purposes. We performed an annual impairment analysis as of December 31, 2022 and determined that the carrying value of the reporting unit was lower than the fair value of the reporting unit. Fair value is determined using market value. During the years ended 2021 and 2022, no impairment losses were recorded.

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

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC No. 360, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended 2021 and 2022, no impairment losses were recorded.

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

In Israel, we have accumulated operating loss carry forwards of approximately $81.5 million and capital losses of approximately $27 million for tax purposes as of December 31, 2022, which may be carried forward and offset against ordinary income and capital gains respectively in the future for an indefinite period. In the United States, the accumulated losses for U.S. federal income tax return purposes were approximately $2 million and the accumulated losses for U.S. state income tax return purposes were approximately $5 million. The federal accumulated losses for tax purposes expire between 2026 and 2037. U.S. states have varying rules regarding expiration of net operating losses. We believe that because of our history of losses, and uncertainty with respect to future taxable income, it is more likely than not that the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future, and therefore, a valuation allowance was provided to reduce deferred tax assets to nil. The valuation allowance attributed to such losses for the year ended December 31, 2022 was $42 million.

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

ITEM 6: Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names, ages and positions of our directors and executive officers as of March 1, 2023:

Name	Age	Position
Directors
Yigal Jacoby(5)	62	Chairman of the Board
Manuel Echanove(5)	58	Director
Itsik Danziger (5)	74	Director
Efrat Makov (1)(2)(3)(4)(5)	54	Director
Steven D. Levy (1)(2)(4)(5)	66	Director
Nadav Zohar (5)	57	Director
Cynthia L. Paul	50	Director
Raffi Kesten	69	Director

Executive Officers
Erez Antebi	64	Chief Executive Officer and President
Ziv Leitman	64	Chief Financial Officer
Rael Kolevsohn	53	Vice President, Legal Affairs, General Counsel and Company Secretary
Keren Rubanenko	46	Senior Vice President, Cyber Security Business Unit
Assaf Eyal	62	Senior Vice President, Global Sales
Vered Zur	59	Vice President, Marketing
Mark Shteiman	47	Senior Vice President Allot Smart Business Unit
Sarah Warshavsky-Oberman	50	Chief People Officer
Noam Lila	48	Senior Vice President, Customer Success and Operations
_____________
(1)	Member of our compensation and nomination committee.
(2)	Member of our audit committee.
(3)	Lead independent director.
(4)	Outside director.
(5)	Independent director under the rules of Nasdaq.

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

Efrat Makov has served as the lead independent director on our board since 2021. She has served as a director of Ceragon Networks Ltd since October 2022, iSPAC 1 Ltd. (TASE: ISPC) since July 2021 and B Communications Ltd. (TASE: BCOM) since November 2019. Ms. Makov previously served as a director of BioLight Life Sciences Ltd. (TASE: BOLT), an emerging global ophthalmic company, from April 2011 to July 2020. Ms. Makov served as a director of Kamada Ltd. (NASDAQ: KMDA), a plasma-derived biopharmaceutical company, from December 2018 to December 2019 and of Anchiano Therapeutics Ltd. (NASDAQ: ANCN) (now known as Chemomab Therapeutics Ltd. (NASDAQ: CMMB)), a clinical-stage biopharmaceutical company, from September 2018 to February 2020. Ms. Makov served as the Chief Financial Officer of Alvarion Ltd. (formerly NASDAQ; TASE: ALVR), a global provider of autonomous Wi-Fi networks, from April 2007 to December 2010. Ms. Makov served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (formerly NASDAQ; TASE: ALDN), an information security leader specializing in authentication, software DRM and content security, from September 2005 to January 2007, where she was responsible for the finance, operations, information systems and human resources functions. Prior to that, Ms. Makov served in management positions at two Israeli-based public companies, including as Vice President of Finance at Check Point Software Technologies Ltd. (NASDAQ: CHKP), a worldwide leader in IT security, from September 2002 to August 2005. Ms. Makov served as Director of Finance for NUR Macroprinters Ltd. (formerly NASDAQ: NURM) (now known as Ellomay Capital Ltd. (NYSE; TASE: ELLO)), from August 2000 to August 2002. Prior to that, Ms. Makov spent seven years in public accounting with Arthur Andersen LLP in its New York, London and Tel Aviv offices. Ms. Makov holds a B.A. degree in Accounting and Economics from Tel Aviv University and is a certified public accountant in Israel and the United States.

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

Cynthia L. Paul has served as a director since December 2022. She is Chief Investment Officer and Chief Executive Officer of Lynrock Lake LP, an investment management firm she founded in 2018. Ms. Paul invests across the full capital structure of public and private companies, employing a long-term, fundamentally-driven, value-oriented investment strategy, with a focus on the technology industry. From 2018 until 2021, Ms. Paul served as a board member, chairperson of the Nomination and Corporate Governance Committee, a member of the Audit Committee, and a member of the Compensation Committee of DSP Group, Inc., a NASDAQ-listed semiconductor company. From 2002 to 2017, Ms. Paul was a portfolio manager at Soros Fund Management LLC (“SFM”), where she managed a portfolio across corporate credit, convertible and equity securities. Ms. Paul served as Chairperson of the Board of Directors of Conexant Systems, LLC, a semiconductor company, from 2013 until 2017. Ms. Paul joined SFM in 2000 and served as a SFM representative for the Council on Foreign Relations and on SFM’s Investment Committee. Prior to joining SFM, she worked at The Palladin Group in 1999 and at JP Morgan from 1994 to 1999, most recently as Head of Convertible Research. Ms. Paul graduated from Princeton University in 1994 with an Independent Major in Statistics and Operations Research, a Certificate from the Princeton School of Public and International Affairs, and a Certificate in Engineering Management Systems. Ms. Paul is an advisory board member and former board member of AlphaSense Inc., a SaaS company providing intelligent search to enterprise customers.

Raffi Kesten has served as an interim director since May 2022 and as a director since December 2022. Mr. Kesten served as Chief Business Officer of Radware Ltd. (NASDAQ: RDWR) since June 2019 until February 2022, leading all customer-facing functions worldwide as well as international sales, professional services, sales engineering and business development, and international sales. Mr. Kesten has over 30 years of experience in leadership roles at various technology companies, including Intel ,Vice President of HP Indigo Division, a division of HP Inc., between 1991 and 1995, as a Chief Operating Officer and General Manager of Cisco Videoscape (formerly NDS Group – Prior acquisition) from 1996 to 2015, as Vice President Video and General Manager Israel of Cisco Videoscape from 2012 to 2015, as Silicon Process Engineer of Intel Corporation from 1982 to 1991, and as a managing partner at Jerusalem Venture Partners from 2014 to 2018. Mr. Kesten holds a B.S. in chemical engineering from Ben Gurion University and an Executive M.B.A. from The Hebrew University, Israel.

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

Sarah Warshavsky-Oberman has served as our Chief People Officer since May 2022. Prior to joining Allot, Mrs. Warshavsky-Oberman served as a VP of HR for National Instruments Corp. (NASDAQ: NATI) from 2021 to 2022. Mrs. Warshavsky-Oberman served as global VP of HR for Optimalplus, a global software startup company, from 2018 until its acquisition by National Instruments Corp. in May 2020. Between 2014 and 2018, Mrs. Warshavsky-Oberman served as the Global HR strategic programs lead at Teva pharmaceuticals. From 2010 to 2014, she served in different HR roles for Micron Technology Inc. During the years 1996-2010, Mrs. Warshavsky-Oberman worked for Intel/Numonyx and served in various positions, including production and engineering roles. Mrs. Warshavsky-Oberman holds M.B.A. from Tel Aviv University.

Noam Lila has served as our Senior Vice President, Customer Success and Operations since January 2021. Prior to that time, Mr. Lila served as our Assistant Vice President, APAC Customer Success from February 2019. Prior to joining Allot, Mr. Lila accumulated over 20 years of experience in the telecommunications industry, holding various executive positions at Amdocs and Comverse. Most recently, he was Vice President of Services at Amdocs located in Australia, Vice President of APAC CS at Comverse located in Japan, VP of IT & SCM at Comverse, AVP of EMEA CS at Comverse and others. Throughout his career, Mr. Lila lead hundreds of projects deployment and transformation programs to Tier 1 customers and some with value of more than $100 million (USD) each.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of December 26, 2022.

Board Diversity Matrix
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	8

B. Compensation of Officers and Directors

The aggregate compensation paid to or accrued on behalf of our directors and executive officers as a group during 2022 consisted of approximately $3.6 million in salary, fees, bonus, commissions and directors’ fees, including amounts we expended for automobiles made available to our officers, but excluding equity based compensation, dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. This amount includes approximately $0.6 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

In 2022, we paid or accrued to the chairman of the board of directors, Mr. Yigal Jacoby, an annual fee of ILS 358,000 (approximately $106,805 USD). During such time we paid our directors, Itzhak Danziger, Nadav Zohar, Efrat Makov and Manuel Echanove ILS 76,065 (approximately $22,680 USD), ILS 82,815 (approximately $24,693 USD), ILS 99,315 (approximately $29,613 USD) and ILS 78,315 (approximately $23,351 USD), respectively, and we paid or accrued to each of our outside directors, Steven Levy, Raffi Kesten and Cynthia Paul, as permitted by the Companies Law, an annual fee of ILS 100,815 (approximately $30,060 USD), ILS 54,525 (approximately $16,258 USD), and ILS 4,435 (approximately $1,322 USD), respectively. We also paid ILS 69,690 (approximately $20,780 USD) to Miron (Ronnie) Kenneth, a director who departed during the 2022 fiscal year. The above fees for each of our directors (other than Yigal Jacoby) have included a per-meeting attendance fee of ILS 3,750 (approximately $1,118 USD) for any meeting he or she attended in person and ILS 2,250 (approximately $671 USD) for a meeting he or she attended by conference call or similar means. Our directors are also typically granted upon election a total of 20,000 equity based awards, which vest over a period of not less than three years, and 10,000 RSUs, as of every third annual general meeting following the respective director’s initial election.

During 2022, our executive officers and directors received, in the aggregate, 295,000 RSUs under our equity incentive plans.

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

The table and summary below outline the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2022. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, equity-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car, phone and social benefits paid to or earned by each Covered Executive during the year ended December 31, 2022.

Name and Principal Position(1)	Salary ($)	Bonus and Commission ($)(2)	Equity-Based Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Erez Antebi, President and Chief Executive Officer	286,244	-	421,586	74,169	781,998
Assaf Eyal, Senior Vice President, Global Sales	286,244	107,223	244,205	102,675	740,347
Keren Rubanenko, Senior Vice President, Cyber Security Business Unit	261,555	-	373,351	103,835	738,741
Ziv Leitman, Chief Financial Officer	286,244	-	325,898	83,492	695,634
Mark Shteiman, Senior Vice President Allot Smart Business Unit	236,151	29,701	215,410	69,348	550,610

(1)	Unless otherwise indicated herein, all Covered Executives are full-time employees of Allot.
(2)
Amounts reported in this column represent annual incentive bonuses and commissions granted to the Covered Executives based on performance-metric based formulas set forth in their respective employment agreements.

(3)
Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for share-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 12 to our consolidated financial statements for the year ended December 31, 2022, included herein.

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

Our compensation policy was approved by our compensation and nominating committee and by our Board of Directors, and subsequently approved by our shareholders in December 2022, and will be in effect for a period of three years following approval. Our compensation policy provides:

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

Our Class II directors, Itzhak Danziger and Raffi Kesten, will hold office until our annual meeting of shareholders to be held in 2023. Our Class III directors, Yigal Jacoby (who also serves as our Chairman of the board of directors) and Manuel Echanove, will hold office until our annual meeting of shareholders to be held in 2024. Our Class I directors, Nadav Zohar and Cynthia Paul, will hold office until the 2025 Annual General Meeting of Shareholders. The directors (other than the outside directors) are elected by a vote of the holders of a majority of the voting power present and voting at the meeting. Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor is duly elected and qualified, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she resigns or is removed from office.

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

The initial term of an outside director is three years, and he or she may be reelected to up to two additional terms of three years each at a shareholders’ meeting, subject to the voting threshold set forth above. Thereafter, an outside director may be reelected for additional periods of up to three years each, only if the company’s audit committee and board of directors confirm that, in light of the outside director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company. The terms of our outside directors, Efrat Makov and Steven Levy, will continue until November 30, 2024 and August 14, 2025, respectively, unless such office is vacated in accordance with our Articles of Association or the Israel Companies Law. Outside directors may be removed by the same voting threshold as is required for their election, or by a court, and only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. The tenure of outside directors, like all directors, may also be terminated by a court under limited circumstances. If the vacancy of an outside director position causes the company to have fewer than two outside directors, a company’s board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint a new outside director. Each committee of a company’s board of directors which is authorized to exercise the board of directors’ authorities is required to include at least one outside director, except for the audit committee and the compensation committee, which are required to include all outside directors.

An outside director is entitled to compensation and reimbursement of expenses as provided in regulations promulgated under the Companies Law, and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an outside director, other than indemnification, exculpation and insurance as permitted pursuant to the Companies Law.

Nasdaq Requirements

Under Nasdaq rules, a majority of directors must meet the independence requirements specified in those rules. Our board of directors consists of eight members, all of whom are independent under the listing standards of Nasdaq, as determined by the board of directors. Specifically, our board has determined that Ms. Efrat Makov, Mr. Itzhak Danziger, Mr. Yigal Jacoby, Mr. Steven Levy, Mr. Raffi Kesten, Ms. Cynthia Paul, Mr. Nadav Zohar and Mr. Manuel Echanove meet the independence standards of Nasdaq rules. In reaching this conclusion, the board determined that none of these directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. None of our directors is a member of our executive team. See “ITEM 16G. Corporate Governance” for additional information.

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

Our audit committee consists of Ms. Efrat Makov, Mr. Steven Levy and Mr. Nadav Zohar. The chairperson is Ms. Makov. The financial experts on the audit committee pursuant to the definition under the relevant SEC rules and are all members of the audit committee.

Compensation and Nominating Committee

Under the Companies Law, the compensation committee of a public company must consist of at least three directors who satisfy certain independence qualifications, including the additional independence requirements of Nasdaq rules applicable to the members of compensation committees, and the chairman of the compensation committee is required to be an outside director. We have established a compensation and nominating committee which currently consists of Ms. Efrat Makov, Mr. Steven Levy, and Mr. Raffi Kesten. The chairperson is Mr. Levy. This committee oversees matters related to our compensation policy and practices. Our board of directors has adopted a compensation and nominating committee charter setting forth the responsibilities of the committee consistent with the Companies Law and Nasdaq rules, which include:

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

As of the date of this annual report, there are no claims for directors’ and officers’ liability insurance which have been filed in 2022 under our policies and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

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

D. Employees*

As of December 31, 2022, we had 749 Personnel Employed of whom 314 were based in Israel, 257 in Europe, 31 in North America, 29 in Latin America and 118 in Asia, Africa and Oceania. We have never experienced a work stoppage or a strike. The breakdown of our employees by department is as follows:

	December 31,
Department	2020	2021	2022
Manufacturing and operations	15	13	15
Research and development	281	331	328
Sales, marketing, service and support	314	324	328
Management and administration	66	73	78
Total	676	741	749

The table below provides a breakdown of employees, permanent contractors and subcontractors employed or engaged by the Company (herein: “Personnel Employed”):

	December 31,
Department	2020	2021	2022
Full time Employee	504	508	523
Part time Employee	30	38	38
Permanent Contractor	32	33	37
Subcontractor	110	162	151
Total	676	741	749

* Based on the number of full time equivalent Personnel Employed, which is the product of all full time Personnel Employed, plus the ratio of the average monthly hours of part time Personnel Employed to average monthly hours of full time Personnel Employed. In the foregoing table and in each instance herein where number of employees is provided, employees include full time and part time employees, as well as subcontractors and consultants. Typically, our employees, as well as our subcontractors and consultants, are employed or engaged for indefinite periods of time and may be dismissed or terminated with or without notice, depending on the jurisdiction and contracts under which they are employed or engaged. Under applicable Israeli law, we and our employees are subject to protective labor provisions such as restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and advance notice of termination of employment as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Economy make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation, travel expenses, and pension rights. Except as otherwise stated hereunder, our employees are not represented by a labor union. Under Spanish Labor law, we and our employees are subject to protective labor provisions and collective bargaining agreements, governing, among others, restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and advance notice of termination of employment as well as equal opportunity and anti-discrimination laws. Our workers in our San Sebastian office in Spain are represented by a worker’s representative, who was recently elected for a term of four years. In addition, our employees in our Madrid office in Spain are represented by five worker representatives, who were recently elected for a term of four years. Such representatives represent the employees with respect to labor health and prevention, training and equality. We provide our employees with benefits and working conditions which we believe are competitive with benefits and working conditions provided by similar companies. We have never experienced labor-related work stoppages and believe that our relations with our employees are good.

E. Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of February 20, 2023 by (i) each of our directors, (ii) each of our executive officers and (iii) all of our executive officers and directors serving as of February 20, 2023, as a group. Unless otherwise stated, the address of each named executive officer and director is c/o Allot Ltd, 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 4501317, Israel.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class
Directors
Efrat Makov	*	*
Itzhak Danziger	*	*
Manuel Echanove	*	*
Nadav Zohar	*	*
Steven D. Levy	*	*
Yigal Jacoby	414,014	1.1%
Raffi Kesten	*	*
Cynthia Paul	8,770,332	23.4%
Miron Kenneth (2)	*	*

Executive Officers	*	*
Erez Antebi	413,333	1.1%
Ziv Leitman	*	*
Rael Kolevsohn	*	*
Keren Rubanenko	*	*
Vered Zur	*	*
Mark Shteiman	*	*
Aharon Mullokandov	*	*
Noam Lila	*	*
Assaf Eyal	*	*
Sarah Warshavsky Oberman		*
Ronit Weinstein(2)	*	*
Yael Villa(2)	*	*
All directors and executive officers as a group	10,097,007	27.0%
____________
* Less than one percent of the outstanding ordinary shares.

(1)
As used in this table, “beneficial ownership” is determined in accordance with the rules of the SEC and consists of either or both voting or investment power with respect to securities. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from February 20, 2023 through the exercise of any option or pursuant to vesting of RSU. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of February 20, 2023 and outstanding RSUs vesting within 60 days of February 20, 2023, are deemed outstanding for computing the ownership percentage of the person holding such options or RSUs, but are not deemed outstanding for the purpose of computing the ownership percentage of any other person. Except as otherwise indicated, the persons named in the table have reported that they have sole voting and sole investment power with respect to all ordinary shares shown as beneficially owned by them. The amounts and percentages are based upon 37,425,405 ordinary shares outstanding as of February 20, 2023 pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act.

(2)	Former Director or Executive Officer, stepped down during the 2022 Fiscal Year.

Our directors and executive officers hold, in the aggregate, 905,672 outstanding options and RSUs. The said amount includes options currently exercisable for 402,000 ordinary shares, as of February 20, 2023. The options (excluding RSUs) have a weighted average exercise price of $5.67 per share and have expiration dates until 2025.

Share Option Plans

The following table summarizes our equity incentive plans, which have outstanding awards as of February 20, 2023:

Plan	Shares reserved	Option and RSU grants, net (*)	Outstanding options and RSUs	Options outstanding exercise price	Date of expiration	Options exercisable
2016 Incentive Compensation Plan	1,239,744	9,528,172	2,633,616	0.028-27.58	5/5/2023-9/6/2025	461,328
____________
(*)	“Option and RSU grants, net” is calculated by subtracting options and RSUs expired or forfeited.

As of February 20, 2023, we had 37,425,405 ordinary shares outstanding. We have adopted four share option plans. Under our share option plans, as of February 20, 2023, there were 2,633,616 outstanding options and RSUs, including options currently exercisable for 461,328 ordinary shares. As of February 20, 2023, 1,239,744 shares remained available for future grants under the 2016 Plan (as described below). Upon issuance, such ordinary shares may be freely sold in the public market, except for shares held by affiliates who have certain restrictions on their ability to sell. The options (excluding RSUs) have a weighted average exercise price of $5.92 per share.

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

The number of ordinary shares that we may issue under the 2016 Plan will increase on the first day of each fiscal year during the term of the 2016 Plan, in each case in an amount equal to the lesser of (i) 1,000,000 shares, (ii) 3.5% of our outstanding ordinary shares on the last day of the immediately preceding year, or (iii) an amount determined by our board of directors. The number of shares subject to the 2016 Plan is also subject to adjustment if particular capital changes affect our share capital. Ordinary shares subject to outstanding awards under the 2006 Plan or our 2003 plan or 1997 plans that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2016 Plan. As of February 20, 2023, there were 2,633,616 outstanding options and RSUs under the 2016 Plan and 1,239,744 ordinary shares remained reserved for future grants under the 2016 Plan. Israeli participants in the 2016 Plan may be granted options and/or restricted share units subject to Section 102 of the Ordinance. Section 102 of the Ordinance, allows employees, directors and officers, who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employees service providers and controlling shareholders may only be granted options under another section of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. The most favorable tax treatment for the grantees is under Section 102(b)(2) of the Ordinance, the issuance to a trustee under the “capital gain track.” However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or shares. Any share options granted under the 2016 Plan to participants in the United States will be either “incentive share options,” which may be eligible for special tax treatment under the U.S. Internal Revenue Code of 1986, or options other than incentive share options (referred to as “nonqualified share options”), as determined by our compensation and nominating committee and stated in the option agreement.

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

ITEM 7: Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of February 20, 2023, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Lynrock Lake LP (2)	8,768,666	23.4%
Clal Insurance Enterprises Holdings Ltd. (3)	2,749,041	7.4%
Outerbridge Capital Management, LLC (4)	2,735,112	7.3%

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from February 20, 2023 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 37,425,405 ordinary shares outstanding as of February 20, 2023.

(2)
Based on a Schedule 13D/A filed on November 15, 2022, Lynrock Lake LP (“Lynrock Lake”) directly holds 8,768,666 of our ordinary shares. Cynthia Paul, the Chief Investment Officer of Lynrock Lake and Sole Member of Lynrock Lake Partners LLC, the general partner of Lynrock Lake, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Lake.

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

(4)
Based on a Schedule 13D/A filed on May 12, 2022, Outerbridge Capital Management, LLC (“Outerbridge”) had shared voting and dispositive power over 2,735,112 ordinary shares. The address of Outerbridge is 767 Third Avenue, 11th Floor, New York, New York 10017.

Significant Changes in the Ownership of Major Shareholders

Based on a Schedule 13D/A filed on February 11, 2022 by Outerbridge, Outerbridge became the beneficial owner of 5% or more of our ordinary shares, and is now the beneficial owner of 2,735,112, or 7.3% of our ordinary shares.

Record Holders

As of March 13, 2023, there were 15 record holders of ordinary shares, of which six consisted of United States record holders holding approximately 99.5% of our outstanding ordinary shares. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. The United States record holders included Cede & Co., the nominee of the Depositary Trust Company.

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

ITEM 8: Financial Information

A. Consolidated Financial Statements and Other Financial Information.

Consolidated Financial Statements

For our audited consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, please see pages F-5 to F-49 of this report.

Export Sales

See “ITEM 4: Operating and Financial Review and Prospects” under the caption “Customers” for certain details of export sales for the last three fiscal years.

Legal Proceedings

We may, from time to time in the future be involved in legal proceedings in the ordinary course of business. Such matters are generally subject to many uncertainties and outcomes are not predictable with assurance. We accrue for contingencies when the loss is probable and it can reasonably estimate the amount of any such loss. Except as set forth in Note 11 to our consolidated financial statements for the fiscal year ended December 31, 2022 included elsewhere in this report, we are currently not a party to any material legal or administrative proceedings for which an appropriate accrual has not been made, and is not aware of any pending or threatened material legal or administrative proceedings against us.

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

As of March 1, 2023 the last reported sale price of our ordinary shares on Nasdaq was $2.90 per share and on the TASE was 10.54 ILS per share.

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

Ordinary Shares

Our authorized share capital consists of 200,000,000 ordinary shares, par value ILS 0.10 per share. As of February 20, 2023, we had 37,425,405 ordinary shares outstanding. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

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

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. We believe that we currently qualify as an “Industrial Company” within the meaning of the Industry Encouragement Law. The Industry Encouragement Law defines “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than of income from certain government loans, from an “Industrial Enterprise which is located in Israel” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

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

A company may elect to receive an alternative package of benefits. Under the alternative package of benefits, a company’s undistributed income derived from the Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year the company derives taxable income under the program, after the commencement of production, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period. Under certain circumstances (as detailed below regarding Foreign Investment Companies), the benefit period may extend to a maximum of ten years from the commencement of the benefit period.

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

As of December 31, 2022, the Company has not yet realized the benefits under the “Approved Enterprise” program. We believe that we met the aforementioned conditions.

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

As of December 31, 2022, we did not generate exempt income under the provisions of the Investments Law.

Trapped Earning

Following amendment 74 to the Investment Law as part of the Law for Economic Efficiency (Legislative Amendments for Attaining the Budget Goals for Fiscal Years 2021 and 2022), which was enacted in November, 2021, any dividends distributed, or deemed as distributed under the Investment Law after August 15, 2021 by a company which earned exempt income under the Approved or Benefited Enterprise regimes (Trapped Earnings) which it did not elect to release under the terms of amendment 74, will be allocated pro-rata between exempt income and other sources and taxed accordingly. In addition, the corporate income tax claw-back will apply upon any dividend distribution, as long as the company has Trapped Earnings.

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

Any dividends distributed to foreign companies, as defined in the Investments Law, derived from income from the Technological Preferred Enterprise will be subject to tax at a rate of 20% (with an exemption from such withholding tax applying to dividends paid to an Israeli company), or a lower rate of 4% in case 90% or more of the Preferred Technological Enterprise’s shares are held by foreign corporations. The above rates may be reduced by an applicable double tax treaty, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate.

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

Pursuant to the Convention between the government of the United States and the government of Israel with respect to taxes on income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel, (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties, (iii) such U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, (iv) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel, or (v) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Dividends paid to Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, income tax is applicable at the rate of 25%, or 30% for a shareholder that is considered a “material shareholder” at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. However, under the Investments Law, dividends generated by an Approved Enterprise, Benefited Enterprise, Preferred Enterprise or Technological Preferred Enterprise may be are taxed at a different rate as discussed above.

Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares that is a Treaty U.S. Resident is 25%. However, if the income out of which the dividend is paid is not generated by an Approved Enterprise, Benefited Enterprise, Preferred Enterprise or Technological Preferred Enterprise, and not more than 25% of our gross income consists of interest or dividends (and certain other conditions are met), dividends paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year are generally taxed at a rate of 12.5%. If the aforementioned conditions are met and the income out of which the dividend is paid is generated by an Approved Enterprise, Benefited Enterprise, Preferred Enterprise or Technological Preferred Enterprise, then the tax rate will be 15%.

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

Moreover, this description does not address any U.S. state, local or non-U.S. tax law, the Medicare tax on net investment income, the United States federal estate and gift or alternative minimum tax consequences of the ownership and disposition of our ordinary shares, and, except as expressly described herein, this description does not address the U.S. federal income tax consequences that may apply to U.S. Holders under the U.S.-Israel Tax Treaty.

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

If you are a U.S. Holder, dividends paid to you with respect to your ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends at a rate not exceeding the rate provided in the U.S.-Israel Tax Treaty (if applicable) may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied when you do not satisfy certain minimum holding period requirements. In addition, for periods in which we are a “United Stated-owned foreign corporation,” a portion of dividends paid by us may be treated as U.S. source solely for purposes of the foreign tax credit. We would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our shares is owned, directly, indirectly or by attribution, by United States persons. Furthermore, Treasury Regulations that apply to taxable years beginning on or after December 28, 2021 may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit unless the taxes are creditable under the U.S.-Israel Tax Treaty and the holder is eligible for benefits under the U.S.-Israel Tax Treaty and elects its application. The rules relating to the determination of the foreign tax credit are complex, and you should consult your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

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

PFIC status is an annual determination that is based on tests which are factual in nature and our status in future years will depend on our income, assets and activities in each of those years. Therefore, there can be no assurance that we will not be considered a PFIC for any taxable year. As a public company, the market capitalization method was employed to value our assets for PFIC purposes. In previous years, we obtained an independent valuation of our company which employed an approach other than the market capitalization approach. For the 2022 tax year, based on the analysis of our U.S. tax advisor, the market capitalization method was determined to be appropriate for determining our PFIC status. On that basis, we believe that we were not a PFIC for the 2022 tax year. However, there can be no certainty that the IRS will not challenge such a position and determine that based on the IRS’s interpretation of the asset test, we were a PFIC for the 2022 tax year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2023 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets, market capitalization and activities in each of those years. Because the market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a PFIC, we cannot assure you that we will not be considered a PFIC for any taxable year. If we were a PFIC, and you are a U.S. Holder, you generally would be subject to ordinary income tax rates, imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “—Distributions”) with respect to any gain from the sale, exchange or other disposition of, and certain distributions with respect to, your ordinary shares. A U.S. Holder should consult his, her or its own tax advisor with respect to the potential application of the PFIC rules in his, her or its particular circumstances.

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

To minimize this risk, we maintain our portfolio of cash, cash equivalents and short and long-term investments in a variety of securities, including U.S. government and agency securities, and corporate debt securities. We do not have any long-term borrowings. We have a significant amount of cash that is currently invested primarily in interest bearing investment such as bank time deposits, money market funds and available for sale marketable securities. These investments expose us to risks related to changes in interest rates. If interest rates decline, our results of operations may be adversely affected due to lower interest income from these investments. We do not believe that a 10% increase or decrease in interest rates would have a material impact on our operating results, cash flows or the fair value of our portfolio. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. We manage this exposure by performing ongoing evaluations of our investments. Due to the short- and medium-term maturities nature of our investments to date, their carrying value approximates the fair value. We generally hold investments to maturity in order to limit our exposure to interest rate fluctuations.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the ILS. In 2022, we derived substantial part of our revenues in U.S. dollars and also a substantial portion in Euros and other currencies. Although a substantial part of our expenses were denominated in U.S. dollars, a significant portion of our expenses were denominated in ILS and to a lesser extent in Euros and other currencies. Our ILS-denominated expenses consist principally of salaries and related personnel expenses. We monitor foreign currency exposure and, from time to time, may use various instruments to preserve the value of sales transactions and commitments; however, this cannot assure our protection against risks of currency fluctuations. Any strengthening or weakening in the value of the ILS against the U.S. dollar is being partially mitigated using hedging transactions and therefore, though we cannot provide any assurance that such transaction will fully mitigate the effect on our net income, it is not likely that such effect will be material in the upcoming year.

In the event of a 10% hypothetical strengthening or weakening in the value of the Euro against the U.S. dollar, we may be able to mitigate the effect of such currency exchange fluctuation by adapting our pricing. However, in the event that market conditions will limit our ability to adjust our pricing, we might not be able to fully mitigate the adverse effect of such currency fluctuation. We estimate that in such event, the impact on our net income in 2022 did not exceed $2 million. For more information regarding foreign currency related risks, see “ITEM 3: Key Information—Risk Factors—Our international operations expose us to the risk of fluctuations in currency exchange rates.”

We use currency derivatives contracts primarily to hedge payments in ILS, EUR CNY, JPY and CAD against USD. These transactions constitute a future cash flow hedge. As of December 31, 2022, we had outstanding derivatives contracts in the amount of $37 million, net. These transactions were for a period of up to twelve months. As of December 31, 2022, the fair value of the above-mentioned foreign currency derivative contracts was $0.9 million.

ITEM 12: Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

A. Material Modifications to the Rights of Security Holders

None.

B. Use of Proceeds

Not applicable.

ITEM 15: Controls and Procedures

(a) Disclosure Controls and Procedures. As of the end of the period covered by this report, our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022. Based upon, and as of the date of, such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, our disclosures controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022.

In making this assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2022 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Independent Public Accounting Firm. Our independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, have issued an unqualified audit report on the effectiveness of our internal control over financial reporting as of December 31, 2022. The report is included in pages F-2 and F-3 of this annual report on Form 20-F and is incorporated herein by reference.

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

ITEM 16B: Code of Ethics

We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller and persons performing similar functions. This code has been posted on our website, www.allot.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. Waivers of our code of ethics may only be granted by the board of directors. Under Item 16B of Form 20-F, if a waiver or amendment of the code of ethics applies to the persons specified in Item 16B(a) of the Form 20-F and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Form 6-K. We granted no waivers under our code of ethics in 2022.

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Auditors

The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm.

	Year ended December, 31,
	2021	2022
	(in thousands of U.S. dollars)
Audit Fees(1)	$416	$445
Audit-Related Fees(2)	-	10
Tax Fees(3)	39	60
Other	50	30
Total	$505	$545
__________________
(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit for 2021 and 2022, certain procedures regarding our quarterly financial results submitted on Form 6-K and consultation concerning financial accounting and reporting standards.

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

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

On August 2015, the Board of Directors approved a program for the Company to repurchase up to $15 million of its outstanding ordinary shares, which program was thereafter approved by the Israeli court, pursuant to Israeli law on November 26, 2015. Share purchases will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with all applicable securities laws and regulations. The repurchase program does not require Allot to acquire a specific number of shares, and may be suspended from time to time or discontinued. The court approvals previously granted were each valid for a period of six months. During 2020, 2021 and 2022 we did not repurchase any outstanding ordinary shares under this program.

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
Erez Antebi
Chief Executive Officer and President

Dated: March 28, 2023

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

4.2	2016 Incentive Compensation Plan, as amended and restated (6)
4.3	Israeli Subplan (Appendix A) of the 2016 Incentive Compensation Plan, as amended and restated (7)
4.4	US Subplan (Appendix B) of the 2016 Incentive Compensation Plan, as amended and restated (8)
4.5	Amendment No. 1, dated September 1, 2012, to the Manufacturing Agreement, dated July 19, 2007, by and between Flextronics (Israel) Ltd. and the Registrant (11)
4.6	Compensation Policy for Executive Officers and Directors (5)
4.7	Securities Purchase Agreement, dated February 14, 2022, between the Registrant and Lynrock Lake Master Fund LP (12)
4.8	Convertible Promissory Note, dated February 17, 2022 between the Registrant and Lynrock Lake Master Fund LP
4.9	Registration Rights Agreement, dated February 17, 2022 between the Registrant and Lynrock Lake Master Fund LP
4.10	Cooperation Agreement, dated May 11, 2022, between the Registrant and Outerbridge Special Opportunities Fund II, LP (13)
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications), furnished herewith
15.1	Consent of Kost Forer Gabbay & Kasierer
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Label Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
___________________
(1)	Previously filed with the SEC on October 31, 2006 pursuant to a registration statement on Form F-1 (File No. 333-138313) and incorporated by reference herein.
(2)	Previously included in Exhibit 99.3 to the report of foreign private issuer on Form 6-K furnished to the SEC on November 1, 2018 and incorporated by reference herein.
(3)	Previously filed with the SEC on March 26, 2015 as Exhibit 4.8 to the annual report on Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.
(4)	Previously filed with the SEC on March 28, 2016 as Exhibit 5.1 to the annual report on Form 20-F for the year ended December 31, 2015 and incorporated by reference herein.
(5)
Previously included as Exhibit A-1 to the proxy statement included in Exhibit 99.1 to the report of foreign private issuer on Form 6-K furnished to the SEC on November 17, 2022 and incorporated by reference herein.

(6)	Previously filed with the SEC on March 23, 2017 as Exhibit 4.2 to the annual report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(7)	Previously filed with the SEC on March 23, 2017 as Exhibit 4.3 to the annual report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(8)	Previously filed with the SEC on March 23, 2017 as Exhibit 4.4 to the annual report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(9)	Previously included in Exhibit 99.1 to the report of foreign private issuer on Form 6-K furnished to the SEC on November 1, 2018 and incorporated by reference herein.
(10)	Previously included in Exhibit 99.2 to the report of foreign private issuer on Form 6-K furnished to the SEC on November 1, 2018 and incorporated by reference herein.
(11)	Previously filed with the SEC on March 22, 2018 as Exhibit 4.6 to the annual report on Form 20-F for the year ended December 31, 2017 and incorporated by reference herein.
(12)	Previously included in Exhibit 4.1 to the report of foreign private issuer on Form 6-K furnished to the SEC on February 15, 2022 and incorporated by reference herein.
(13)	Previously included in Exhibit 4.1 to the report of foreign private issuer on Form 6-K furnished to the SEC on May 12, 2022 and incorporated by reference herein.

ALLOT LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

U.S. DOLLARS IN THOUSANDS

ALLOT LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menahem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

ALLOT LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Allot Ltd. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of loss, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 28, 2023 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition
Description of the Matter
As described in Note 2.M to the consolidated financial statements, the Company derives revenues mainly from sales of products, related maintenance and support services and professional services. The Company’s contracts with customers often contain multiple performance obligations which are accounted for separately when they are distinct. The Company allocates the transaction price to the distinct performance obligations on a relative standalone selling price basis and recognizes revenue when control is transferred. Product revenues are recognized at the point in time when the product has been delivered. The Company recognizes revenues from maintenance and support services ratably over the term of the applicable maintenance and support agreement. Revenues from professional services are recognized, when the services are provided or once the service term has expired.

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

To test management’s determination of stand-alone selling price for each performance obligation, we performed procedures to evaluate the methodology applied. We evaluated the Company's analysis of stand-alone selling price , including reading sample of executed contracts to understand and evaluate management’s identification of significant terms, tested the accuracy of the underlying data and calculations and the application of that methodology to the sampled contracts. We also tested the mathematical accuracy of management’s calculations of revenue and the associated timing of revenue recognized in the financial statements.
Finally, we assessed the appropriateness of the related disclosures in the consolidated financial statements.

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company‘s auditor since 2006.
Tel-Aviv, Israel
March 28, 2023

Kost Forer Gabbay & Kasierer 144 Menahem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ALLOT LTD.

Opinion on Internal Control over Financial Reporting

We have audited Allot Ltd. and its subsidiaries' internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Allot Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of loss, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated March 28, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
March 28, 2023

F - 4

ALLOT LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2022	2021
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$12,295	$11,717
Restricted deposits	1,050	1,480
Short-term bank deposits	68,765	60,720
Available-for-sale marketable securities	4,293	11,531
Trade receivables, net (net of allowance for credit losses of $2,908 and $2,398 on December 31, 2022 and 2021, respectively)	44,167	30,829
Other receivables and prepaid expenses	7,985	8,490
Inventories	13,262	11,092

Total current assets	151,817	135,859

NON-CURRENT ASSETS:
Long-term bank deposits	-	215
Severance pay fund	371	407
Operating lease right-of-use assets	5,387	8,513
Trade receivables, net	4,934	6,643
Other assets	864	1,639
Property and equipment, net	14,236	15,000
Intangible assets, net	3,511	3,455
Goodwill	31,833	31,683

Total non-current assets	61,136	67,555

Total assets	$212,953	$203,414

The accompanying notes are an integral part of the consolidated financial statements.

F - 5

ALLOT LTD.
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2022	2021
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$11,661	$3,940
Employees and payroll accruals	14,149	14,636
Deferred revenues	20,825	22,138
Short-term operating lease liabilities	2,542	2,785
Other payables and accrued expenses	11,424	11,614

Total current liabilities	60,601	55,113

LONG-TERM LIABILITIES:
Deferred revenues	7,285	15,942
Long-term operating lease liabilities	2,579	5,467
Accrued severance pay	940	884
Convertible debt	39,575	-

Total long-term liabilities	50,379	22,293

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.1 par value - Authorized: 200,000,000 shares at December 31, 2022 and 2021; Issued: 38,186,043 and 37,307,480 shares at December 31, 2022 and 2021, respectively; Outstanding: 37,370,043 and 36,491,480 shares at December 31, 2022 and 2021, respectively	954	929
Additional paid-in capital	303,298	293,803
Treasury share at cost - 816,000 shares at December 31, 2022 and 2021.	(3,998)	(3,998)
Accumulated other comprehensive income	(1,254)	271
Accumulated deficit	(197,027)	(164,997)

Total shareholders' equity	101,973	126,008

Total liabilities and shareholders' equity	$212,953	$203,414

The accompanying notes are an integral part of the consolidated financial statements.

F - 6

ALLOT LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2022	2021	2020
Revenues:
Products	$60,980	$88,229	$92,524
Services	61,757	57,371	43,398
Total revenues	122,737	145,600	135,922

Cost of revenues:
Products	21,345	31,603	28,524
Services	18,486	12,950	11,558
Total cost of revenues	39,831	44,553	40,082

Gross profit	82,906	101,047	95,840

Operating expenses:
Research and development (net of grant participations of $825, $167 and $339 for the years ended December 31, 2022, 2021 and 2020, respectively)	49,800	47,093	43,447
Sales and marketing	49,393	52,337	47,528
General and administrative	15,982	15,145	13,894

Total operating expenses	115,175	114,575	104,869

Operating loss	(32,269)	(13,528)	(9,029)
Financial income, net	2,134	339	1,857

Loss before income tax expense	(30,135)	(13,189)	(7,172)
Income tax expense	1,895	1,851	2,176

Net loss	$(32,030)	$(15,040)	$(9,348)

Net loss per share:
Basic and diluted	$(0.87)	$(0.42)	$(0.27)

Weighted average number of shares used in per share computations of net loss:
Basic and diluted	36,975,424	36,050,540	35,007,201

Unrealized gain (loss) on available-for-sale marketable securities	(140)	(359)	191
Net amount reclassified to earnings from available-for-sale marketable securities	2	(15)	(40)
Total comprehensive gain (loss) from available-for-sale marketable securities	(138)	(374)	151
Unrealized gain (loss) on foreign currency cash flow hedges transactions	(5,562)	1,269	723
Net amount reclassified to earnings from hedging transactions	4,175	(770)	(203)
Total comprehensive gain (loss) from hedge transactions	(1,387)	499	520

Total other comprehensive income (loss)	(1,525)	125	671

Total comprehensive loss	$(33,555)	$(14,915)	$(8,677)

The accompanying notes are an integral part of the consolidated financial statements.

F - 7

ALLOT LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in capital	Treasury share	Accumulated other comprehensive income (loss)		Total shareholders' equity
	Outstanding shares	Amount				Accumulated deficit

Balance as of January 1, 2020	34,520,728	871	276,112	(3,998)	(525)	(140,609)	131,851

Exercise of share options and restricted share units	861,910	25	1,810	-	-	-	1,835
Share-based compensation	-	-	5,143	-	-	-	5,143
Other comprehensive income	-	-	-	-	671	-	671
Net loss	-	-	-	-	-	(9,348)	(9,348)

Balance as of December 31, 2020	35,382,638	896	283,065	(3,998)	146	(149,957)	130,152

Exercise of share options and restricted share units	1,108,842	33	2,778	-	-	-	2,811
Share-based compensation	-	-	7,960	-	-	-	7,960
Other comprehensive income	-	-	-	-	125	-	125
Net loss	-	-	-	-	-	(15,040)	(15,040)

Balance as of December 31, 2021	36,491,480	929	293,803	(3,998)	271	(164,997)	126,008

Exercise of share options and restricted share units	878,563	25	226	-	-	-	251
Share-based compensation	-	-	9,269	-	-	-	9,269
Other comprehensive loss	-	-	-	-	(1,525)	-	(1,525)
Net loss	-	-	-	-	-	(32,030)	(32,030)

Balance as of December 31, 2022	37,370,043	954	303,298	(3,998)	(1,254)	(197,027)	101,973

The accompanying notes are an integral part of the consolidated financial statements.

F - 8

ALLOT LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash flows from operating activities:

Net loss	$(32,030)	$(15,040)	$(9,348)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	7,352	5,575	4,312
Share-based compensation	9,165	8,000	5,198
Capital loss	-	-	18
Amortization of issuance costs of Convertible debt	171	-	-
Changes in operating assets and liabilities:
Increase (decrease) in accrued severance pay, net	92	(58)	128
Decrease (increase) in other assets	775	1,006	(2,048)
Decrease in accrued interest and amortization of premium on available-for sale marketable securities	71	182	357
Decrease (increase) in operating lease right-of-use asset	3,126	(4,055)	1,910
Increase (decrease) in operating leases liability	(3,131)	3,604	(2,323)
Decrease (increase) in trade receivables	(11,629)	(16,787)	8,323
Decrease (increase) in other receivables and prepaid expenses	(55)	4,902	(7,272)
Decrease (increase) in inventories	(2,170)	1,494	(1,918)
Decrease in long-term deferred taxes, net	-	420	96
Increase (decrease) in trade payables	7,721	1,848	(9,584)
Increase (decrease) in employees and payroll accruals	(385)	458	2,047
Increase (decrease) in deferred revenues	(9,970)	1,640	(5,182)
Increase (decrease) in other payables and accrued expenses	(1,668)	(1,559)	3,061

Net cash used in operating activities	(32,565)	(8,370)	(12,225)

Cash flows from investing activities:

Decrease (increase) in restricted deposits	430	(280)	32,896
Investment in short-term deposits	(7,830)	(13,495)	(41,883)
Purchase of property and equipment	(5,642)	(7,642)	(7,582)
Investment in available-for sale marketable securities	-	-	(1,219)
Proceeds from sales and maturity of available-for sale marketable securities	7,030	15,094	34,847
Acquisition	(500)	-	-

Net cash provided by (used in) investing activities	(6,512)	(6,323)	17,059

ALLOT LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash flows from financing activities:

Proceeds from exercise of share options	251	2,811	1,835
Issuance of convertible debt	39,404	-	-

Net cash provided by financing activities	39,655	2,811	1,835

Increase (decrease) in cash and cash equivalents	578	(11,882)	6,669
Cash and cash equivalents at the beginning of the year	11,717	23,599	16,930

Cash and cash equivalents at the end of the year	$12,295	$11,717	$23,599

Supplementary cash flow information:

Cash paid during the year for:

Taxes	$413	$633	$410

Non-cash activity:

Right-of-use assets obtained in the exchange for operating lease liabilities	$196	$6,746	$1,080

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

The Company holds twelve wholly-owned subsidiaries (the Company together with it's subsidiaries shall collectively be referred to as "Allot"): Allot Communications, Inc. in Burlington, Massachusetts, United-States (the "U.S. subsidiary"), which was incorporated in 1997 under the laws of the State of California, Allot Communication Europe SARL, France (the "European subsidiary"), which was incorporated in 1998 under the laws of France, Allot Communications Japan K.K. in Tokyo, Japan (the "Japanese subsidiary"), which was incorporated in 2004 under the laws of Japan, Allot Communication (UK) Limited (the "UK subsidiary"), which was incorporated in 2006 under the laws of England and Wales, Allot Communications (Asia Pacific) Pte. Ltd. ("the Singaporean subsidiary"), which was incorporated in 2006 under the laws of Singapore, Allot India Private Limited. (the "Indian subsidiary”), which was incorporated in 2012 under the laws of India and commenced its activity in 2013, Allot Communications Africa (PTY) Ltd. (the "African subsidiary”), which was incorporated in 2013 under the laws of South Africa, Allot Communications Spain, S.L. Sociedad Unipersonal (the "Spanish subsidiary”), which was incorporated in 2015 under the laws of Spain, Allot Communications (Colombia) S.A.S (the "Colombian subsidiary”), which was incorporated in 2015 under the laws of Colombia and Allot MexSub (the "Mexican subsidiary"), which was incorporated in 2015 under the laws of Mexico, Allot Turkey Komunikasion Hizmeleri limited (the “Turkish subsidiary”), which was incorporated in 2018 under laws of Turkey, Allot Australia (PTY) LTD (the “Australian subsidiary”), which was incorporated in 2018 under the laws of Australia.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: -	GENERAL (Cont.)

The European, Singaporean, Indian, Colombian, U.S, Japanese, African and Turkish subsidiaries are engaged in sales and marketing, technical support services and other services of the Company's products. The UK and Australian subsidiaries are engaged in sales and marketing and other services.

The Spanish and Mexican subsidiaries commenced operations in 2015 and are engaged in the sales and marketing, technical support and development activities of one of the Company's product lines.

b.	Acquisitions:

a.
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

As of December 31, 2022, the Contingent Consideration Period ended however, part of Contingent Consideration was not settled yet. See Note 11c.

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

b.
On December 18, 2022 (the "Keepers acquisition date"), the Company entered into an Bussines combination (the "Keepers PPA") with the shareholders of Keepers Child Safety Ltd. ("Keepers") a private company which has a buisness of developing and marketing software to protect children from digital online threats.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: -	GENERAL (Cont.)

The total consideration for the acquisition was $1,152, which consisted of $500 paid in cash and an additional contingent consideration estimated at fair value of $652 at the Keepers acquisition date. As of December 31, 2022, the contingent consideration is estimated at fair value of $656.

The contingent consideration consists of two components: (a) $1,000 paid against actual income. (b) All expected revenues exceeding $1,000 multiplied by 3.0% limited for the period of 10 years as of Valuation Date.

The acquisition was accounted for using the purchase method of accounting in accordance with ASC No. 805, “Business Combinations” ("ASC No. 805"). Accordingly, the purchase price was allocated according to the estimated fair values of the assets acquired and the excess of the purchase price over the net tangible and identified intangible assets was assigned to goodwill.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Fair value

Technology	$1,002
Goodwill	150

Net assets acquired	$1,152

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

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Accounting Standards Codification No. 830, "Foreign Currency Matters" ("ASC No. 830"). All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate. Financial gains and (losses) related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies for the years ended December 31, 2022, 2021, and 2020 ammounted to $ 442, $ (454) and $ 552, respectively.

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

Short-term bank deposits are deposits with maturities of more than three months but less than one year at the balance sheet date. The deposits are in dollars and bear interest at an annual weighted average rate of 4.05% and 0.71% on December 31, 2022 and 2021, respectively. In connection with the Company's hedging transactions, the Company is required to maintain reserve deposits balances in the bank. Out of the short-term bank deposits, a total of $5,000 is due to the hedging transactions as of December 31, 2022 and 2021.

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

The following table displays a rollforward of the total allowance for credit losses for the years ended December 31, 2022, 2021, and 2020.

	2022	2021	2020

Total allowance for credit losses – January 1	2,398	2,309	1,867
Current-period provision for expected credit losses	823	293	1,894
Write-offs	(64)	(9)	(934)
Recoveries collected	(249)	(195)	(518)

Total allowance for credit losses – December 31	2,908	2,398	2,309

h.	Marketable securities:

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

Starting on January 1, 2020, as a result of the adoption of ASC 326, available-for-sale debt securities with an amortized cost basis in excess of estimated fair value are assessed to determine what amount of that difference, if any, is caused by expected credit losses. Expected credit losses on available-for-sale debt securities are recognized in interest and other income (expense), net, on the Company’s consolidated statements of income (loss), and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in Shareholder's equity. As of December 31,2022 and 2021, no credit loss impairment was recorded regarding the available for sale marketable securities.

i.	Inventories:

Inventories are stated at the lower of cost or net realizable value. Inventory write-offs are provided to cover risks arising primarily from end of life products and from slow-moving items, technological obsolescence, and excess inventory. Inventory net write-offs during the years ended December 31, 2022, 2021 and 2020 amounted to $ 905, $ 4,593 and $ 1,928, respectively, and were recorded in cost of revenues.

Provision for slow moving inventory as of December 31, 2022 and 2021 amounted to $ 8,862 and $ 9,103, respectively.

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

The Company operates in one operating segment, and this segment comprises its only reporting unit. The Company has performed an annual impairment analysis as of December 31, 2022 and determined that the carrying value of the reporting unit was lower than the fair value of the reporting unit. Fair value is determined using market value. During the years 2022, 2021 and 2020, no impairment losses were recorded.

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

The Company has performed an annual impairment analysis as of December 31, 2022 and determined that there were no circumstances indicate the asset’s carrying value may not be recoverable. During the years 2022, 2021 and 2020, no impairment losses were recorded.

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

In certain contracts, the Company provides the customer with financing for a period exceeding the regular credit terms for customers. In such circumstances, the Company recognizes revenue based on the amount that reflects the price that would have been paid by the customer in cash on the date of receipt of the goods or services, and the balance is recognized in finance income.

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

The portion of the transaction price allocated to remaining performance obligations represents contracts that have not yet been recognized that include deferred revenue and amounts not yet received that will be recognized as revenue in future periods. As of December 31, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations that the Company expects to recognize is $ 88 million of which approximately $ 53 million is estimated to be recognized before December 31, 2023 and approximately $ 35 million is estimated to be recognized after December 31, 2023.

The Company pays sales commissions to sales and marketing personnel based on their certain predetermined sales goals. The company evaluates its commission and capitalize only incremental commissions costs which are considered recoverable costs of obtaining a contract with a customer. These capitalized sales commissions costs are amortized over a period of benefit which is typically over the term of the customer contracts as initial commission rates are commensurate with the renewal commission rates. Amortization expenses related to these costs are included in sales and marketing expenses in the consolidated statements of operations. For the year ended December 31, 2022, the deferred commission was $1,863 and the amortization of deferred commission was $1,296. The Company uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimated variable consideration related to product returns based on its experience with historical product returns and other known factors. Such provisions amounted to $90 and $233 as of December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, this provision was recorded as part of other payables and accrued expenses.

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

Severance expense for the years ended December 31, 2022, 2021 and 2020, amounted to $ 3,516, $ 2,465 and $ 3,619, respectively.

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

The following table sets forth the total share-based compensation expense resulting from share options, restricted share units and Phantoms granted to employees included in the consolidated statements of comprehensive loss, for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020

Cost of revenues	$1,133	$581	$355
Research and development	3,168	2,499	1,368
Sales and marketing	2,943	3,212	2,145
General and administrative	1,921	1,708	1,330

Total share-based compensation expense	$9,165	$8,000	$5,198

During 2022, 2021 and 2020 no options were granted by the Company.

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

The expected annual pre-vesting forfeiture rate affects the number of vested RSUs. Based on the Company's historical experience, the pre-vesting is in the range of 0%-30% in the years 2022, 2021 and 2020.

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

The Company's trade receivables are derived from sales to customers located in EMEA, as well as in APAC, Latin America and the United States. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its customers and establishes an allowance for credit losses on a specific basis. Allowance for credit losses amounted to $ 2,908 and $ 2,398 as of December 31, 2022 and 2021, respectively.

As of 31.12.2022 we have past due of $15  million out of it approximatly $10.1 million  past due receivables from two resellers in Africa and Latin America.

The Company utilizes foreign currency forward contracts to protect against risk of overall changes in exchange rates for some of its currencies exposure. The derivative instruments hedge a portion of the Company's non-dollar currency exposure. Counterparties to the Company’s derivative instruments are all major financial institutions and its exposure is limited to the amount of any asset resulting from the forward contracts.

t.	Government grants:

 Grants from the Israel Innovation Authority (IIA):

Participation grants from the Israel Innovation Authority (Previously known as the Office of the Chief Scientist) for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development non royalty bearing grants recognized amounted to $ 539, $ (42) and $ 339 in 2022, 2021 and 2020, respectively.

Grants from the Spain Tax Authorities:

Participation grants from the Spain Tax Authorities for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development non royalty bearing grants recognized amounted to $ 286 and $ 209 in 2022 ,2021 respectively.

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

For the years ended December 31, 2022, 2021 and 2020, all outstanding options and RSUs have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive. The amount of those options and RSU’s was: 2,735,125, 2,613,894, 2,897,273 respectively.

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

The following table shows the components and the effects on net loss of amounts reclassified from accumulated other comprehensive loss as of December 31, 2022:

	Year ended December 31, 2022
	Unrealized gain (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Total

Balance as of December 31, 2021	$98	$173	$271
Changes in other comprehensive loss before reclassifications	(140)	(5,562)	(5,702)
Amounts reclassified from accumulated other comprehensive loss to:
Cost of revenues	-	791	791
Operating expenses	-	3,384	3,384
Financial income, net	2	-	2

Net current-period other comprehensive loss	(138)	(1,387)	(1,525)

Balance as of December 31, 2022	$(40)	$(1,214)	$(1,254)

There was no income tax expense or benefit allocated to other comprehensive income, including reclassification adjustments for the year ended December 31, 2022.

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

The Company's earn-out considerations were classified within Level 3. This year, the valuation methodology used by the Company to calculate the fair value consideration is the discounted cash flow using purchase method by taking into account, forecast future revenues, using WACC of 18.5% for Keepers.

y.	Derivatives and hedging:

The Company accounts for derivatives and hedging based on Accounting Standards Codifiation No. 815, "Derivatives and Hedging" ("ASC No. 815").

The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value. Derivative instruments that are not designated and qualified as hedging instruments must be adjusted to fair value through earnings. For highly effective derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedges. Gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) in shareholders' equity and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

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

The Company generally provides three months software and a one-year hardware assurance for its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's experience. Warranty expenses for the years ended December 31, 2022, 2021 and 2020 were immaterial.

ac.	Recently Adopted Accounting Pronouncements:

In August 2020, the FASB issued ASU 2020-06, ASC Subtopic 470-20 “Debt—Debt with “Conversion and Other Options” and ASC subtopic 815-40 “Hedging—Contracts in Entity’s Own Equity”. The standard reduced the number of accounting models for convertible debt instruments and convertible preferred stock. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The amendments in this update are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company adopted ASU 2020-06 beginning January 1, 2022. The adoption did not have a material impact on the Company’s consolidated financial statements.

NOTE 3: -	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31, 2022				December 31, 2021
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Available-for-sale - matures within one year:
Corporate debentures	4,029	-	(37)	3,992	6,334	36	-	6,370

	4,029	-	(37)	3,992	6,334	36	-	6,370
Available-for-sale - matures after one year through three years:
Governmental debentures	-	-	-	-	176	-	-	176
Corporate debentures	304	-	(3)	301	4,920	67	(2)	4,985
	$4,333	$-	$(40)	$4,293	$11,430	$103	$(2)	$11,531

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: -	AVAILABLE-FOR-SALE MARKETABLE SECURITIES (Cont.)

As of December 31, 2022, the Company had no investments with a significant unrealized loss for more than 12 months.

As of December 31,2022, no credit loss impairment was recorded regarding the available for sale marketable securities.

NOTE 4: -	FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, the Company measures its marketable securities and foreign currency derivative instruments at fair value. Cash equivalents and available for sale marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

This year, the earn-out liability related to the acquisitions of Keepers are classified within Level 3 because these liabilities were based on present value calculations and an external valuation model whose inputs include market interest rates, estimated operational capitalization rates and volatilities. The fair value of the consideration was determined according to discounted cash flow.

The Company's financial net assets measured at fair value on a recurring basis, including accrued interest components, consisted of the following types of instruments as of December 31, 2022 and 2021, respectively:

	As of December 31, 2022
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale marketable securities	$-	$4,293	$-	$4,293
Foreign currency derivative contracts	-	23	-	23

Liabilities:
Earn-out liability	-	-	(656)	(656)
Foreign currency derivative contracts	-	(901)	-	(901)

Total financial net assets	$-	$3,415	$(656)	$2,759

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4: -	FAIR VALUE MEASUREMENTS (Cont.)

	As of December 31, 2021(*)
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Assets:
Available-for-sale marketable securities	$-	$11,531	$-	$11,531
Foreign currency derivative contracts	-	*980	-	980

Liabilities:
Foreign currency derivative contracts	-	*(78)	-	(78)

Total financial net assets	$-	$12,433	$-	$12,433

(*) Reclassifed.

Fair value measurements using significant unobservable inputs (Level 3):

Balance at January 1, 2022	$-

Earn Out liability – Keepers	652
Earn Out liability adjustments due to exchange rates
Adjustment due to change in forecast and time value of earn-out consideration	4

Balance at December 31, 2022	$656

NOTE 5: -	DERIVATIVE INSTRUMENTS

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

The Company records all derivatives on the consolidated balance sheets at fair value in accordance with ASC No. 820 at Level 2. Cash flow hedges are recorded in other comprehensive income (loss) until the hedged item is recognized in earnings. The Company does not enter into derivative transactions for trading purposes. The net income (loss) recognized in "Financial income (expense), net" during the years ended December 31, 2022, 2021 and 2020 was $1,520, $1,272 and $1,200, respectively.

The Company had a net unrealized gain (loss) associated with cash flow hedges of $(1,214) and $173 recorded in other comprehensive loss as of December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, the Company had outstanding hedge transactions in the net amount of $33,711 and $62,439, respectively.

The fair value of the outstanding foreign exchange contracts recorded by the Company on its consolidated balance sheets as of December 31, 2022 and 2021, as assets and liabilities are as follows:

Foreign exchange forward and		December 31,
options contracts	Balance sheet	2022	2021

Fair value of foreign exchange hedge transactions	Other receivables and prepaid expenses	$12	$973
Fair value of foreign exchange hedge transactions	Other payables and accrued expenses	(838)	(11)

Total derivatives designated as hedging instruments	Other Comprehensive profit (loss)	$(1,214)	$173

Gain or loss on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive loss to cost of revenues for the years ended December 31, 2022, 2021 were $(503), $70, respectively. The amount reclassified from other comprehensive loss to operating expenses for the years ended December 31, 2022, 2021 were $(3,674), $700, respectively.

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

As of December 31, 2022 and 2021, the Company’s outstanding non-hedge transactions were $11,944 and $22,275, respectively.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5: -	DERIVATIVE INSTRUMENTS (Cont.)

The fair value of the outstanding non-designated foreign exchange contracts recorded by the Company on its consolidated balance sheets as of December 31, 2022 and 2021, as assets and liabilities are as follows:

Foreign exchange forward and		December 31,
options contracts	Balance sheet	2022	2021

Fair value of foreign exchange non-designated hedge transactions	Other receivables and prepaid expenses	$11	$7
Fair value of foreign exchange non-designated hedge transactions	Other payables and accrued expenses	(63)	(67)

Total derivatives non-designated as hedging instruments		$(52)	$(60)

NOTE 6: -	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2022	2021

Prepaid expenses	$4,560	$4,029
Government authorities	2,108	2,947
Accrued interest	1,059	198
Foreign currency derivative contracts	23	980
Short-term lease deposits	163	185
Others	72	151

	$7,985	$8,490

NOTE 7: -	INVENTORIES

	December 31,
	2022	2021

Raw materials	$2,003	$1,494
Finished goods	11,259	9,598

	$13,262	$11,092

As of December 31, 2022 and 2021, the finished products line item above includes deferral of the cost of goods sold for which revenue was not yet recognized in the amount of approximately $1,729 and $413, respectively.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: -    PROPERTY AND EQUIPMENT, NET

	December 31,
	2022	2021
Cost:
Lab equipment	$19,711	$18,871
Computers and peripheral equipment	11,856	14,316
Office furniture and equipment	1,568	1,510
Leasehold improvements	3,039	3,039
SECaaS equipment	7,722	5,886

	43,896	43,622
Accumulated depreciation:
Lab equipment	16,037	14,408
Computers and peripheral equipment	8,239	11,164
Office furniture and equipment	589	535
Leasehold improvements	1,453	1,230
SECaaS equipment	3,342	1,285

	29,660	28,622

Depreciated cost	$14,236	$15,000

Depreciation expense for the years ended December 31, 2022, 2021 and 2020 was $6,406, $4,635 and $3,704 , respectively.

NOTE 9: -	INTANGIBLE ASSETS, NET

a.	The following table shows the Company's intangible assets for the periods presented:

	Weighted Average Useful life	December 31,
	(Years)	2022	2021
Original Cost:

Technology	3.8-6	$10,113	$9,111
Backlog	2.8	1,877	1,877
Customer relationships	4.4	3,592	3,592
Software license	5	1,651	1,651
IP R&D	6	3,659	3,659

		$20,892	$19,890
Accumulated amortization:

Technology		$9,117	$9,111
Backlog		1,877	1,877
Customer relationships		3,592	3,592
Software license		660	330
IP R&D		2,135	1,525

		$17,381	$16,435

Amortized cost		$3,511	$3,455

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: -	INTANGIBLE ASSETS, NET (Cont.)

b.	Amortization expense for the years ended December 31, 2022, 2021 and 2020 were $946 $940 and $610, respectively.

c.	Estimated amortization expense for the years ending:

Year ending December 31,

2023	$1,107
2024	1,107
2025	802
Thereafter	495

Total	$3,511

NOTE 10: -	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2022	2021

Accrued expenses	$7,056	$7,405
Deferred revenues from IIA	110	282
Government authorities	1,955	2,592
Foreign currency derivative contracts	901	78
Holdback and contingent earnout	1,216	834
Provision for returns	90	233
Others	96	190

	$11,424	$11,614

NOTE 11: -	COMMITMENTS AND CONTINGENT LIABILITIES

a. Lease commitments:

The Group's facilities are leased under several lease agreements.

In addition, the Company has various operating lease agreements with respect to motor vehicles.

Lease expenses of office rent and vehicles for the years ended December 31, 2022, 2021 and 2020 were approximately $3,784, $3,141 and $3,282, respectively. Expenses for short- term leases in 2022 were $82.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: -	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The following table represents the weighted-average remaining lease term and discount rate:

	Year ended December 31,
	2022	2021

Weighted average remaining lease term	2.1 years	2.9 years
Weighted average discount rate	1.49%	1.39%

The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

Cash paid for amounts included in measurement of lease liabilities during the years ended 2022, 2021 and 2020 were $2,843, $3,253, and $3,812, respectively.

Maturities of operating lease liabilities were as follows:

Year ending December 31,
2023	2,553
2024	2,090
2025	526
2026 and thereafter	21

Total lease payments	5,190

Less - imputed interest	(69)

Present value of lease liabilities	5,121

During the year ended December 31, 2022 the short-term maturities of operating lease liabilities which were not recognized under ASU No. 2016-02, Leases (ASC 842) were $126.

b. Liens and guarantees:

As of December 31, 2022, the Company has provided bank guarantees in respect of performance obligation to customers in an aggregate amount of approximately $576, in addition to bank guarantees in favor of leases agreements in an aggregate amount of approximately $411.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: -	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c. Litigations:

On November 2, 2021 two founders and six employees of Netonomy Ltd., a company acquired by Allot in January, 2018, filed a civil claim against Allot (the “plaintiffs”), alleging that Allot breached certain clauses of the share acquisition agreement claiming damages in the amount of app. NIS 2.6M.  Allot has filed its defense statement refuting all claims and denying any breach and obligation to compensate. As of December 31, 2022, the results of this claim were uncertain. On March 6, 2023 the Company signed a settlement agreement with the two founders. There are ongoing legal proceedings against the rest. See Note 18.

NOTE 12: -	SHAREHOLDERS' EQUITY

a.	Company's shares:

As of December 31, 2022, the Company's authorized share capital consists of NIS 20,000,000 divided into 200,000,000 Ordinary Shares, par value NIS 0.1 per share. Ordinary Shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends if declared.

b.	Share option plan:

A summary of the Company's share option activity, pertaining to its option plans for employees and related information is as follows:

	Year ended December 31,
	2022		2021		2020
	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price

Outstanding at beginning of year	675,986	$7.99	1,134,256	$7.68	1,453,741	$7.59
Granted	-	$-	-	$-	-	$-
Forfeited	(139,494)	$16.08	(30,861)	$16.78	(28,657)	$17.47
Exercised	(48,653)	$5.01	(427,409)	$6.54	(290,828)	$6.25

Outstanding at end of year	487,839	$5.96	675,986	$7.99	1,134,256	$7.68

Exercisable at end of year	487,839	$5.96	660,986	$8.04	1,065,498	$7.83

Vested and expected to vest	487,839	$5.96	675,584	$7.99	1,132,007	$7.68

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: -	SHAREHOLDERS' EQUITY (Cont.)

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing share price on the last trading day of the fiscal years 2022, 2021 and 2020 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders if all option holders exercised their options on December 31, 2022, 2021 and 2020, respectively. This amount may change based on the fair market value of the Company's share. The total intrinsic value of options outstanding as of December 31, 2022, 2021 and 2020, were $10, $3,481and $4,578, respectively.

The total intrinsic value of exercisable options as of December 31, 2022, 2021 and 2020, were approximately $10, $3,392 and $4,226, respectively. The total intrinsic value of options vested and expected to vest as of December 31, 2022, 2021 and 2020, were approximately $10, $3,479 and $4,568, respectively.

The total intrinsic value (the difference between the Company's closing share price on the exercise date and the exercise price) of options exercised during the years ended December 31, 2022, 2021 and 2020 were approximately $93, $4,113 and $1,437, respectively. The number of options vested during the year ended December 31, 2022 was 15,000. The weighted-average remaining contractual life of the outstanding options as of December 31, 2022 is 1.34 years. The weighted-average remaining contractual life of exercisable options as of December 31, 2022 is 1.34 years.

The options outstanding as of December 31, 2022, have been classified by exercise price, as follows:

Exercise price	Shares upon exercise of options outstanding as of December 31, 2022	Weighted average remaining contractual life	Shares upon exercise of options exercisable as of December 31, 2022
		Years

$15.2-17.07	4,500	1.12	4,500
$10.0 -14.68	52,750	0.78	52,750
$5.01-9.7	73,563	2.28	73,563
$0.1-4.95	357,026	1.23	357,026

	487,839		487,839

The following provides a summary of the restricted share unit activity for the Company for the two years ended December 31, 2022:

	Year ended December 31,
	2022		2021
	Number of shares upon exercise	Weighted average share price	Number of shares upon exercise	Weighted average share price

Outstanding at beginning of year	1,937,908	$12.92	1,763,017	$8.63
Granted	1,473,400	$5.22	1,149,500	$16.26
Vested	(829,910)	$15.82	(681,433)	$15.82
Forfeited	(325,778)	$5.78	(293,176)	$16.39

Unvested at end of year	2,255,620	$8.52	1,937,908	$12.92

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data
NOTE 12: -	SHAREHOLDERS' EQUITY (Cont.)

As of December 31, 2022, $12,648,859 unrecognized compensation cost related to RSUs is expected to be recognized over a weighted average vesting period of 1.96 years.

Under the terms of the above option plans, options may be granted to employees, officers, directors and various service providers of the Company and its subsidiaries. The options vest over a four-year period, subject to the continued employment of the employee. The options generally expire no later than ten years from the date of the grant. The exercise price of the options at the date of grant under the plans may not be less than the nominal value of the shares into which such options are exercised, any options, which are forfeited or cancelled before expiration, become available for future grants. As of December 31, 2022, 193,679 Ordinary shares are available for future issuance under the option plans.

The Company granted 1,473,400 and 1,149,500 RSUs in 2022 and 2021, respectively under the 2016 option plan. RSUs vest over a period of between three to four years, subject to the continued employment of the employee. RSUs that are cancelled or forfeited become available for future grants.

NOTE 13: -	TAXES ON INCOME
a.	Corporate tax rates:

The Israeli corporate income tax rate was 23% in 2022, 2021 and 2020.

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

The Law was significantly amended effective April 1, 2005 ("the 2005 - Amendment"). The 2005 - Amendment includes revisions to the criteria for investments qualified to receive tax benefits as a Beneficiary Enterprise and among other things, simplifies the approval process. The Company elected 2006 and 2009 as "year of election" under the 2005 - Amendment. As of December 31, 2022 the Beneficiary Enterprise programs are no longer in effect as the 12-year activation period commencing on the election year has ended.

In addition, the 2005-Amendment provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval. Therefore, the Company's existing Approved Enterprise will generally not be subject to the provisions of the 2005 - Amendment.

The entitlement to the Approved Enterprise benefits is contingent upon the fulfillment of the conditions stipulated in the Law, regulations published thereunder, and the criteria set forth in the specific letters of approval. In the event of failure to comply with these conditions, the benefits may be canceled, and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and linkage to changes in the Israeli CPI. As of December 31, 2022, management believes that the Company meets the aforementioned conditions.

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

As of December 31, 2022, there is no exempt income earned by the Company “Approved Enterprises”.

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

Under the transition provisions of the 2016 Amendment, the Company may decide to irrevocably implement the tax tracks available under the 2016 Amendment, while waiving benefits provided under the prior tax tracks it obtained under the Law, or to remain subject to the prior tax tracks it obtained under the Law. As of December 31, 2022, there are no benefits  earned by the Company “Special preferred technological enterprise”.

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

Management believes that the Company is currently qualified as an "industrial company" under the Encouragement Law and as such, enjoys tax benefits, including: (1) deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period; (2) the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company; and (3) expenses related to a public offering on the Tel-Aviv Stock Exchange and on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

Eligibility for benefits under the Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that the Israeli tax authorities will agree that the Company qualifies, or, if the Company qualifies, then the

Company will continue to qualify as an industrial company or that the benefits described above will be available to the Company in the future.

e.	Pre-tax income (loss) is comprised as follows:

	Year ended December 31,
	2022	2021	2020

Domestic	$(32,826)	$(15,419)	$(8,722)
Foreign	2,691	2,230	1,550

	$(30,135)	$(13,189)	$(7,172)

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: -	TAXES ON INCOME (Cont.)

f.	A reconciliation of the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expenses is as follows:

	Year ended December 31,
	2021	2021	2020

Loss before taxes on income	$(30,135)	$(13,189)	$(7,172)

Theoretical tax income computed at the Israeli statutory tax rate (23% for the years 2022, 2021 and 2020, respectively)	$(6,931)	$(3,034)	$(1,650)

Changes in valuation allowance	4,116	2,604	1,979
Increase in losses and temporary differences due to change in Israeli corporate and “Approved Enterprise" tax	-	-	-

Write off of prepaid and withholding taxes	1,388	875	1,066
Foreign tax rates differences related to subsidiaries	46	14	35
Non-deductible expenses	512	71	72
Capital note and inter-company balances release taxes	544	100	-
Other expenses and Exchange rate differences	195	488	(383)
Non-deductible share-based compensation expense	1,925	633	557
Change in expense associated with tax positions for current year	100	100	500

Actual tax expense	$1,895	$1,851	$2,176

g.	Taxes on income

Income tax expense is comprised as follows:

	Year ended December 31,
	2022	2021	2020

Current taxes	$391	$334	$513
Deferred taxes expense	-	420	97
Taxes in respect of previous years	16	122	-
Write off of prepaid and withholding taxes	1,388	875	1,066
Change in expense associated with tax positions for current year	100	100	500

	$1,895	$1,851	$2,176

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: -	TAXES ON INCOME (Cont.)

Taxes on income by jurisdiction were as follows:

	Year ended December 31,
	2022	2021	2020

Domestic	$1,129	$973	$870
Foreign	766	878	1,306

Total	$1,895	$1,851	$2,176
Domestic
Current taxes	$-	$-	$(2)
Taxes in respect of previous years	(20)	37	-
Write off of prepaid and withholding taxes	1,149	936	872

Total Domestic	$1,129	$973	$870
Foreign
Current taxes	$391	$334	$515
Deferred taxes expense	-	420	97
Taxes in respect of previous years	36	85	-
Write off of prepaid and withholding taxes	239	(61)	194
Change in expense associated with tax positions for current year	100	100	500

Total foreign	$766	$878	$1,306
Total income tax expense (benefit)	$1,895	$1,851	$2,176

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: -	TAXES ON INCOME (Cont.)

h. Net operating losses carry forward:

The Company has accumulated net operating losses for Israeli tax purposes as of December 31, 2022, in the amount of approximately $81,510, which may be carried forward and offset against taxable income in the future for an indefinite period. As of December 31, 2022, the Company recorded a full valuation allowance with respect to its net deferred tax assets in Allot Ltd. and wrote-off prepaid and withholding taxes of $5,703 as the Company does not expect to utilize these tax assets in the near future. In addition, the Company has accumulated capital losses for tax purposes as of December 31, 2022, of approximately $27,191, which may be carried forward and offset against taxable capital gains in the future for an indefinite period. Management currently believes that since the Company has a history of losses, and uncertainty with respect to future taxable income, it is more likely than not that the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future. Thus, a valuation allowance was provided to reduce deferred tax assets to their realizable value.

The U.S. subsidiary has accumulated losses for U.S. federal income tax return purposes of approximately $2,429 and $5,439 for state taxes. The federal accumulated losses for tax purposes expire between 2026 and 2037. The state accumulated losses for tax purposes began to expire in 2014. As of December 31, 2022, the Company recorded a valuation allowance with respect to its deferred tax assets in the US Subsidiary.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income taxes are as follows:

	December 31,
	2022	2021
Deferred tax assets:
Operating and capital loss carryforwards	$25,962	$22,332
Research and development	10,260	9,161
Employee benefits	1,286	1,629
Intangible assets	77	179
Operating lease liabilities	1,178	1,898
Stock based compensation expenses	1,481	1,883
Prepaid and withholding taxes	5,702	5,662
Other temporary differences mainly relating to reserve and allowances	563	438

Deferred tax asset before valuation allowance	46,509	43,182
Valuation allowance	(41,917)	(37,801)
Deferred tax asset net of valuation allowance	4,592	5,381

Deferred tax liability:
Intangible assets	3,354	3,423
Operating lease right-of-use assets	1,239	1,958

Net deferred tax asset	$-	$-

As of December 31, 2022, the Company has provided a valuation allowance of approximately $42 million in respect of the Company’s deferred tax assets resulting from tax loss carryforwards and other temporary differences. Realization of deferred tax assets is dependent upon future earnings, if any, the time and amount of which are uncertain. As the Company has accumulated net operating losses for Israeli tax purposes as of December 31, 2022, in the amount of approximately $81,510, so it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the future. Therefore, a valuation allowance was recorded to reduce the deferred tax assets to nil.

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence. Deferred taxes were not provided for undistributed earnings of the Company’s foreign subsidiaries. Currently, the Company does not intend to distribute any amounts of its undistributed earnings as dividends. Accordingly, no deferred income taxes have been provided in respect of these subsidiaries. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

As of December 31, 2022, $ 4,823 of undistributed earnings held by the Company’s foreign subsidiaries are designated as indefinitely reinvested. If these earnings were re-patriated to Israel, they would be subject to income taxes and to an adjustment for foreign tax credits and foreign withholding taxes in the amount of $171. The Company did not recognize deferred taxes liabilities on undistributed earnings of its foreign subsidiaries, as the Company intends to indefinitely reinvest those earnings.

j.	As of December 31, 2022, the Company’s provision in respect of ASC 740-10 is $943. Which $100 was added in 2022.

The Company conducts business globally and, as a result, the Company or one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Israel, France, Spain, Japan and the United States. With a few exceptions, the Company is no longer subject to Israeli tax assessment through the year 2017 and the Spanish and U.S. subsidiaries have final tax assessments through 2017 and 2018, respectively.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14: -	GEOGRAPHIC INFORMATION

Allot operates in a single reportable segment. Revenues are based on the location of the Company's channel partners which are considered as end customers, as well as direct customers of the Company:

	Year ended December 31,
	2022	2021	2020

Europe	$41,773	$58,414	$94,644
Asia and Oceania	29,888	44,227	23,519
Americas	21,791	19,391	8,131
Middle East and Africa	29,285	23,568	9,628

	$122,737	$145,600	$135,922

The following table sets forth the customers that represented 10% or more of the Company’s total revenues in each of the periods set forth below:

	Year ended December 31,
	2022	2021	2020

1st Customer	-	11%	43%
2nd Customer	-	-	11%

	-	11%	54%

A total percentage of 77%, 72% and 83% of the Company’s revenues for the years ended December 31, 2022, 2021 and 2020, respectively are attributed to network intelligence solutions, while 23%, 28% and 17% are attributed to security solutions for the years ended December 31, 2022, 2021 and 2020, respectively.

The following presents total long-lived assets as of December 31, 2022 and 2021:

	December 31,
	2022	2021
Long-lived assets:
Israel	$18,472	$21,821
Other	1,151	1,692

	$19,623	$23,513

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15: -	FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2022	2021	2020

Financial income:
Interest income	$1,880	$1,045	$1,754
Exchange rate differences and other	292	-	231

Financial expenses:
Exchange rate differences and other	-	630	-
Amortization/accretion of premium/discount on marketable securities, net	38	76	128

	$2,134	$339	$1,857

NOTE 16: -  RELATED PARTIES BALANCES AND TRANSACTIONS

The Company’s board approved Galil Software pursuant to which the Company acquired services amounting to approximately $894 and $993 for the years ended December 31, 2021 and 2022, respectively.

As of December 31, 2021 and 2022, the Company had other payables balance due to its related party in amount of approximately $118 and $93, respectively.

NOTE 17:     CONVERTIBLE NOTES

On February 14, 2022, the Company issued to Lynrock Lake Master Fund LP a senior unsecured promissory note in an aggregate principal amount of $40 million (the “Note”).The Note is convertible into the company's ordinary shares atan initial conversion rate of 97.0874 ordinary shares per $1,000 of the principalamount being converted (based on an initial conversion price equal to $10.30 per ordinary share). The conversion price decreases by up to two $1 increments if the companyelects to extend the maturity of the Note by up to two successive years following the initial maturity dateof February 14, 2025.

In event of a change of control (as defined in the note), the holder of the note has the right to require the company to convert all or a portion of the note to ordinary shares or redeem all (but not less than all) of the outstanding principal amount of the note.

In the event of such a conversion or redemption in connection with a change in control, the company will also be required to pay the holder an amount in cah equal to 6% per annum on the then-outstanding principal amount of the note from the date of such conversion or redemption trough the maturity date, as it may have been extended.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data
NOTE 17:    CONVERTIBLE NOTES (Cont.)

The Convertible Notes consisted of the following as of December 31, 2022 :

December 31,
2022
Liability:
Principal	$40,000
Unamortized issuance costs	(425)

Net carrying amount	$39,575

As of the issuing date, the company recordered the issuance costs related to the Note in amount of $596 as a deduction of the liability which will be amortized over 3 years with an annual effective interest rate of the net liability is 0.14%.

The company recoreder an amortization expenses related to the issuance costs in amount of $171 for 2022.

NOTE 18: -   SUBSEQUENT EVENT

On March 6, 2023 the company signed a settlement agreement with the two founders of Netonomy. According to which, the company will pay them an amount of $ 260 in exchange for the withdraw of the claim. See note 11c.