Form 20-F
period 2023-12-31
Allot Ltd.
filed 2024-04-10
CIK 1365767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or ordinary shares as of December 31, 2023:

38,376,939 ordinary shares, ILS 0.10 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Indicate by check mark whether the registrant has filed a report on the attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

TABLE OF CONTENTS

PART I	4
ITEM 1: Identity of Directors, Senior Management and Advisers	4
ITEM 2: Offer Statistics and Expected Timetable	4
ITEM 3: Key Information	4
A. [Reserved]	4
B. Capitalization and Indebtedness	4
C. Reasons for Offer and Use of Proceeds	4
D. Risk Factors	4
ITEM 4: Information on Allot	30
A. History and Development of Allot	30
B. Business Overview	30
C. Organizational Structure	40
D. Property, Plant and Equipment	41
ITEM 4A: Unresolved Staff Comments	41
ITEM 5: Operating and Financial Review and Prospects	41
A. Operating Results	41
B. Liquidity and Capital Resources	47
C. Research and Development, Patents and Licenses	49
D. Trend Information	50
E. Critical Accounting Estimates	50
ITEM 6: Directors, Senior Management and Employees	55
A. Directors and Senior Management	55
B. Compensation of Officers and Directors	59
C. Board Practices	62
D. Employees	69
E. Share Ownership	70
ITEM 7: Major Shareholders and Related Party Transactions	73
A. Major Shareholders	73
B. Record Holders	73
C. Related Party Transactions	74
D. Interests of Experts and Counsel	74
ITEM 8: Financial Information	74
A. Consolidated Financial Statements and Other Financial Information.	74
B. Significant Changes	75
ITEM 9: The Offer and Listing	75
ITEM 10: Additional Information	75
A. Share Capital	75
B. Memorandum and Articles of Association	75
C. Material Contracts	80
D. Exchange Controls	80
E. Taxation	80
F. Dividends and Paying Agents	91
G. Statement by Experts	91
H. Documents on Display	91
I. Subsidiary Information	91
ITEM 11: Quantitative and Qualitative Disclosures About Market Risk	92
ITEM 12: Description of Securities Other Than Equity Securities	93

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

These statements may be found in the sections of this annual report on Form 20-F entitled “ITEM 3: Key Information-Risk Factors,” “ITEM 4: Information on Allot,” “ITEM 5: Operating and Financial Review and Prospects,” “ITEM 10: Additional Information-Taxation-United States Federal Income Taxation-Passive Foreign Investment Company Considerations” and elsewhere in this annual report, including the section of this annual report entitled “ITEM 4: Information on Allot-Business Overview-Overview” and “ITEM 4: Information on Allot-Business Overview-Industry Background,” which contain information obtained from independent industry sources. Actual results could differ materially from those anticipated in these forward-looking statements due to various factors, including all the risks discussed in “ITEM 3: Key Information-Risk Factors” and elsewhere in this annual report.

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

In recent years, economies worldwide have demonstrated instability. Negative economic conditions in the global economy or certain regions such as the European Market, from which we derived 43% of our revenues in 2023, could cause a decrease in spending on the types of products and services that we offer.

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

Our revenues are generated primarily in U.S. dollars and a major portion of our expenses are denominated in U.S. dollars. As a result, we consider the U.S. dollar to be our functional currency. A significant portion of our revenues are also generated in Euros. Other significant portions of our expenses are denominated in Israeli shekel (ILS) and, to a lesser extent, in Euros and other currencies. Our ILS-denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in ILS. In the past years, we have experienced material fluctuations between the ILS and the U.S. dollar and we anticipate that the ILS will continue to fluctuate against the U.S dollar in the future. In 2023, the ILS depreciated by approximately 3% against the U.S. dollar, while in 2022 the ILS depreciated by approximately 11.6% against the U.S. dollar. In 2023, the Euro depreciated by approximately 3.7% against the U.S. dollar, and in 2022 the Euro appreciated by approximately 5.8% against the U.S. dollar. As the U.S dollar weakens against the ILS, we are exposed to negative impact on our results of operations. Moreover, if the U.S. dollar strengthens against the Euro, our results of operations generated by revenue in the EUR may be negatively impacted.

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

The invasion of Ukraine by Russia, and the related disruptions to the global economy and financial markets, has affected and could continue to adversely affect our operations in Ukraine and with our service provider in Poland, as well as our business, financial condition and results of operations as a whole.

We are currently engaged with two subcontractors in Ukraine and Poland to support our research and development activities. The Russian invasion of Ukraine in February 2022 and sanctions on Belarus have had a minimal impact on the operations of our subcontractors thus far. However, we may experience interruptions or delays in the services that the Polish company provide to us in the future due to them employing Belarus employees.

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

We have a history of net losses in the last ten years. We had a net loss of $63 million in 2023 and $32 million in 2022. In the future, we intend to continue to invest significantly in research and development and sales and marketing, which we believe will contribute to our future growth. We can provide no assurance that we will be able to achieve or maintain profitability, and we may incur losses in the future if we do not generate sufficient revenues.

Our inability to streamline operations and improve cost efficiencies could result in the contraction of our business and the implementation of significant cost cutting measures.

We have undertaken, and may continue to undertake, efforts to streamline operations and improve cost efficiencies. We may not realize, in full or in part, the anticipated benefits, savings and improvements in our operating results from these efforts due to unforeseen difficulties, delays or unexpected costs. If we are unable to realize the expected operational efficiencies and cost savings, our operating results and financial condition would be adversely affected. We also cannot guarantee that we will not have to undertake additional workforce reductions in the future. Furthermore, our workforce reductions may be further disruptive to our operations. For example, our workforce reductions could yield unanticipated consequences, such as adversely impacting our ability to perform our contractual obligations in a timely manner and at required level of quality, attrition beyond planned staff reductions, increased difficulties in our day-to-day operations and reduced employee morale. In addition, while positions have been eliminated, certain functions necessary to our reduced operations remain, and we may be unsuccessful in distributing the duties and obligations of departed employees among our remaining employees. We may also discover that the reductions in workforce and cost cutting measures will make it difficult for us to pursue new opportunities and initiatives and require us to hire qualified replacement personnel, which may require us to incur additional and unanticipated costs and expenses. Moreover, there is no assurance we will be successful in our efforts. Our failure to successfully accomplish any of the above activities and goals may have a material adverse impact on our business, financial condition, and results of operations.

Our future growth and prospects depend significantly on our ability to grow revenues from the recurring revenue share Security-as-a-service offering.

We generated 11% of our revenues in 2023, 6% of our revenues in 2022 and 3% of our revenues in 2021 from our SECaaS offering. While we continue to forecast significant future expansion of our SECaas business, the growth of our SECaaS recurring revenue model has been slower than originally anticipated. We will need to expand the number of recurring security revenue deals and the end user penetration within existing customers to achieve the goals that we have set for our business. This will involve a number of steps. Initially, we need to persuade Communication Service Providers (CSPs) as to the benefits that Allot Secure can offer them in terms of driving additional revenue. Those CSPs, with our support, will then need to persuade their customers, consumers and small and medium-sized businesses, to subscribe for security services. We expect that we will need to demonstrate the value that our services offer and add new features to both (i) retain customers in the face of competition and (ii) to capitalize on opportunities where CSPs currently using our competitors’ products are considering a change. We face significant challenges in growing our security business and our failure to do so would adversely impact our future growth and prospects.

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

We provide for doubtful debts principally based upon the aging of accounts receivable, in addition to the collectability of specific customer accounts, our history of doubtful debts, and the general condition of the industry. In 2023, we booked a credit loss of $14 million related to sales that we made to resellers in African countries. Most of the revenue related to those sales was recognized in 2022 upon signing the agreement with resellers and delivery of the products. We subsequently learned that the cash flows of some of these resellers were impacted by a failure to receive payments from end customers which in turn affected their ability to meet the payment terms to which they agreed with us. In addition, in 2023 we booked a credit loss provision of $9 million related to customers in the Americas. Recognition of the credit losses in 2023 adversely impacted our results of operations and share price and any such outcome with respect to our currently past-due receivables could have a similar material adverse impact on us.

We depend on our network intelligence solutions for the substantial majority of our revenues.

In the past few years, we have increased sales of our security products. However, sales of our network intelligence solutions, which provide service providers and governmental customers with visibility and control of their networks, continue to account for a major portion of our revenues, and accounted for 77% of our total revenue in 2023. If we are unable to increase these sales, or compensate for them by sales of security products, our business will suffer. In addition, service providers may choose embedded or integrated solutions using routers and switches from larger networking vendors over a standalone solution that we offer. Any factor adversely affecting our ability to sell, or the pricing of or demand for, our network intelligence solutions would severely harm our ability to generate revenues and could have a material adverse effect on our business.

We depend on one or more significant customers and the loss of any such significant customer or a significant decrease in business from any such customer could harm our results of operations.

In 2023, we derived 15% of our total revenue from our largest customer and 9% of our total revenue from our second largest customer. In 2022, we derived 8% of our total revenue from our largest customer and 7% of our total revenue from our second largest customer. The loss of any significant customer or a significant decrease in business from any such customer could have a material adverse effect on our revenues, results of operations and financial condition.

Sales of our products to large service providers can involve a lengthy sales cycle, which may impact the timing of our revenues and result in us expending significant resources without making any sales.

We may incur significant expenses without generating any sales. As of December 31, 2023, only 59% of our SECaaS sales contracts signed by customers had generated revenues. Our management views realization of revenue from signed contracts as a primary challenge for our current business model and failure to do so could adversely affect our profitability.

Beginning in late 2022 and throughout 2023 we shifted our primary sales strategy to target large, strategic accounts, while implementing minimum revenue thresholds or customer assurances for our small to medium sized accounts. While we believe this strategy will generate greater revenue and help us achieve profitability sooner, it may decrease our market share. Additionally, there is inherent risk in implementing a new business plan successfully. If we are unable to secure large, strategic accounts, the economic harm to our business will be exacerbated due to this strategic shift.

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

Our DPI, analytics and security products rely on the ability to read, understand and analyze the nature of Internet traffic. Due to an increase in network encryption, including the meta-data of the network data packets, our ability to read, understand and analyze the traffic transmitted becomes impaired and may reduce or eliminate our ability to provide our customers with the classification and categorization of the traffic and the necessary tools, capabilities and values that they might require. We will need to invest significant research and development resources into this domain so that similar value can be provided to the customers; however, we cannot guarantee success of these activities.

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

We depend on third-party channel partners, such as distributors, resellers, original equipment manufacturers (OEMs), and system integrators, to market and sell a material portion of our products to end-customers. In 2023, approximately 42% of our revenues were derived from channel partners. In some cases, our channel partners are also responsible for installing and providing initial customer support for our products, with our continuous technical assistance. In the majority of the cases, the partners are responsible for the initial customer support (Tier 1 support), while we act as the escalation level. As a result, we depend on the ability of our channel partners to successfully market and sell our products to these end-customers. We can give no assurance that our channel partners will market our products effectively, receive and fulfill customer orders for our products on a timely basis or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. In addition, our channel partners may experience disruptions in, or be prevented from, conducting business activities as a result of macroeconomic factors, which could have a material adverse effect on our results of operations. Any failure by our channel partners to provide adequate initial support to end-customers could result in customer dissatisfaction with us or our products, which could result in a loss of customers, harm our reputation and delay or limit market acceptance of our products. Our products are complex and it takes time for a new channel partner to gain experience in the operation and installation of these products. Therefore, it may take a long period of time before a new channel partner can successfully market, sell and support our products if an existing channel partner ceases to sell our products. Additionally, our agreements with channel partners are generally not exclusive and our channel partners may market and sell products that compete with our products. Our agreements with our distributors and resellers are usually for an initial one-year term and following the expiration of this term, are usually automatically renewed for additional one year periods, unless terminated by either party. We can give no assurance that these agreements will continue to remain in effect. If we are unable to maintain our relationships with existing channel partners and to develop relationships with new channel partners in key markets our profitability and results of operations may be materially adversely affected.

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

We are subject to a complex system of laws and regulations related to international trade, including economic sanctions and export control laws and regulations. We also depend on our distributors and agents outside of Israel for compliance and adherence to local laws and regulations in the markets in which they operate. It is our policy not to make direct or indirect prohibited sales of our products, including into countries sanctioned under laws to which we are subject, and to contractually limit the territories into which our channel partners may sell our products. None of our contracts with channel partners authorize or contemplate any activities with sanctioned countries, and we do not intend to authorize any channel partner to engage in activities with those countries in the future. Nevertheless, over ten years ago one of our channel partners sold certain of our products (designed for the enterprise market) outside of its contractually designated territory, including into a sanctioned country, and we subsequently determined that our contract management protocol for authorizing channel partner sales was not adequately followed in that instance. Although we are not aware of any channel partner making indirect sales to entities or individuals in sanctioned countries in 2023, there is no guarantee that our channel partners will not make such indirect sales in the future, which could result in material adverse impact on our reputation and lead to penalties and increased costs. Though we have not had a material impact to date, we can provide no assurance that new or existing measures will not have a material impact in the future.

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

We also aim to protect our intellectual property with patent protection. As of December 31, 2023, we had a patent portfolio consisting of 29 patent families, including 35 issued U.S. patents, 4 reissued U.S. patents 3 pending U.S. patent applications, and 40 patents issued in Canada, Israel and other jurisdictions. There can be no assurance that:

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

We have adopted equity compensation plans that provide for the grant of equity-based awards, including restricted units and share options to our directors, officers, and other employees. As of March 31, 2024, we had 3,955,755 options and restricted units outstanding to employees and directors of the Company, and there were 252,847 shares available for future awards under our equity compensation plans. The vesting of restricted units and granting of share options are generally contingent upon performance and/or service conditions. Vesting of those shares of restricted units and share would dilute the ownership interest of existing shareholders. Equity awards will continue to be a source of compensation for employees and directors going forward.

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

We are incorporated under Israeli law and our principal offices, research and development division and manufacturing facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business.  Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and continued with varying levels of severity throughout 2023.

On October 7, 2023, terrorists from Hamas and other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets, including widespread killings and kidnappings. They also launched extensive rocket attacks on the Israeli civilian population. Shortly following the attack, Israel declared war against Hamas. Furthermore, following Hamas’ attack on Israel and Israel’s security cabinet declaration of war against Hamas, the Houthi movement, which controls parts of Yemen, launched a number of attacks on marine vessels traversing the Red Sea, which marine vessels were thought to either be in route towards Israel or to be partly owned by Israeli businessmen. There has also been increased fighting along Israel’s northern border with Lebanon. The south of Lebanon is occupied by Hezbollah, a paramilitary organization backed by Iran. In addition, Iran has threatened to attack Israel and has been developing a nuclear program.

To date, none of our facilities or infrastructure have been damaged nor have our supply chains been significantly impacted since the war broke out. However, a prolonged war could adversely impact our supply chain and our ability to ship products from Israel, which could disrupt our operations.  Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

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

As of December 31, 2023, we employed 559 Employees, of whom 222 were based in Israel. Some of our employees in Israel are obligated to perform annual military reserve duty in the Israel Defense Forces, depending on their age and position in the army. Additionally, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. Our operations could be disrupted by the absence of one or more of our executive officers or key employees for a significant period due to military service and any significant disruption in our operations could harm our business. The full impact on our workforce or business if some of our executive officers and employees are called upon to perform military service, especially in times of national emergency, is difficult to predict.

The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

Our investment program in equipment at our facility in Hod-Hasharon, Israel, has been granted Approved Enterprise status and we are therefore eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investments Law. We have also been granted benefited enterprise status in prior years, but beginning in 2021, this status is no longer applicable to us. We expect that the Approved Enterprise tax benefits will be available to us after we utilize our net operating loss carry forwards As of December 31, 2023, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $119 million. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investments Law and its regulations and the criteria set forth in the specific certificate of approval. If we do not meet these requirements, the tax benefits would be canceled and we could be required to refund any tax benefits and investment grants that we received in the past. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are cancelled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate in Israel since the 2018 tax year is 23%.

Effective January 1, 2011, the Investments Law was amended (the “2011 Amendment”) to revise the criteria for receiving tax benefits. Under the transition provisions of the 2011 Amendment, a company may decide to irrevocably implement the 2011 Amendment while waiving benefits provided under the Investments Law’s prior benefits programs or to remain subject to the Investments Law’s prior benefits programs. We have opted not to apply the benefits under the 2011 Amendment, however, in the future, we may not be eligible to receive additional tax benefits as were made available under the Investments Law prior to the 2011 Amendment. The termination or reduction of these tax benefits would increase our tax liability, which would reduce our profits. Finally, in the event of a distribution of a dividend from the abovementioned tax-exempt income, we would also be subject to income tax on the amount distributed in accordance with the effective corporate tax rate which would have been applied had we not enjoyed the exemption. See “ITEM 10: Additional Information-Taxation-Israeli Tax Considerations and Government Programs.”

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

We have received grants from the Israel Innovation Authority (formerly known as the Office of the Chief Scientist of the Ministry of Economy) for the financing of a portion of our research and development expenditures in Israel, pursuant to the provisions of The Encouragement of Research, Development and Innovation in Industry Law, 1984, referred to as the Research and Development Law. In the future we may not receive grants or we may receive significantly smaller grants from the Israel Innovation Authority, and our failure to receive grants in the future could adversely affect our profitability. In 2022, we recognized non-royalty-bearing grants totaling $0.5 million, representing 1% of our gross research and development expenditures. In 2023, we recognized non-royalty-bearing grants totaling $0.6 million, representing 1% of our gross research and development expenditures. In each of the years 2023 and 2022, we qualified to participate in one non-royalty-bearing research and development program, funded by the Israel Innovation Authority to develop generic technology relevant to the development of our products. Such programs are approved pursuant to special provisions of the Research and Development Law. In the past three years, we were eligible to receive grants constituting of up to 53% of certain research and development expenses relating to these programs. Although the grants under these programs are not required to be repaid by way of royalties, the restrictions of the Research and Development Law described below apply to these programs.

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

Even if we receive approval to manufacture our products outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 150% of the grant amount plus interest, depending on our manufacturing volume outside Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. Know-how developed under an approved research and development program may not be transferred to any third-parties, except in certain circumstances and subject to prior approval. Similarly, even if we receive approval to transfer intellectual property rights in technologies developed using these grants, we may be required to repay up to 6 times of the original grants plus LIBOR interest to the Israel Innovation Authority. In addition, if we fail to comply with any of the conditions and restrictions imposed by the Research and Development Law or by the specific terms under which we received the grants, we may be required to refund any grants previously received together with interest and penalties, and we may be subject to criminal charges.

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

Our articles of association contain certain provisions that may delay or prevent a change of control, including a classified board of directors. In addition, Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could delay or prevent a change in control and may make it more difficult for third-parties to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay for our ordinary shares in the future. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders. See “ITEM 10: Additional Information-Memorandum and Articles of Association-Acquisitions under Israeli Law” and “-Anti-Takeover Measures.”

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

We generated total revenues of $93 million in the year ended December 31, 2023, a decrease of 24% over the prior year. In 2023, 23% of our revenues were attributable to security solutions, and 77% of our revenues were attributable to network intelligence solutions.

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

•
End-User Security Threats: Broadband devices and mobile devices have also become increasingly vulnerable to online threats, such as malware, ransomware and phishing. Broadband and mobile device users have limited cyber-security expertise and therefore present easy targets for cybercriminals. In recent years, we have seen a growing demand from large and mid-size operators to offer such security services to their customers-both individual consumers and small and mid-size businesses. We believe few consumers download security applications to all of their personal devices, but CSPs are well positioned to provide security services because they are the sole providers of access to the network for their consumers, are capable of blocking attacks before they reach the consumer and have multiple touch points with consumers as trusted brands, through ongoing customer support and frequent communication. Research conducted in partnership with Coleman Parkes Research in 2022 revealed that 84% of consumers believe that security solutions should already be on the device or the responsibility of the devise manufacturer or CSPs. Further, data provided and developed by Coleman Parkes Research in a separate research study of consumers’ attitudes toward cybersecurity revealed that 68% of mobile users are willing to pay an additional $3 per month for a security service, and that 64% of fixed broadband users are willing to pay an additional $6 per month for broadband a security service.

Network Visibility and Traffic Management Solutions

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

Our Security Solutions

Our Security-as-a-Service Market Opportunity

For CSPs offering the Allot solutions as security services to their subscribers, the Allot SECaaS solutions are offered to the CSPs on a revenue sharing basis, in which both Allot and the operator share the revenue generated from the operator’s subscribers for the use of Allot security services, or offered for a fixed yearly fee or a fixed fee up to an agreed number of subscribers.

Our Products

Allot provides a comprehensive security solution, referred to as Allot Secure 360, to protect network customers, network service integrity and brand reputation. Allot’s SECaaS solutions enable operators to secure subscribers against online threats and harmful content by providing network-based SECaaS to their customers. Allot Secure 360 provides consumers with a 360-degree security architecture-complete, end-to-end protection anywhere, against any cyber threat, and on any device.

Protection for Consumers and SMBs - 360-Degree Security

•
Allot Secure Management (ASM): The Allot Secure Management platform creates a unified security experience for Allot security consumers by providing an end-to-end security management infrastructure that seamlessly communicates with and integrates each enforcement point-NetworkSecure, HomeSecure, DNSecure, IoTSecure, EndpointSecure, and BusinessSecure. On-net coverage is provided through NetworkSecure, HomeSecure, DNSecure, and IoTSecure, and off-net coverage through EndPoint Secure, and the ASM solution creates a flexible security architecture of advanced threat detection technologies in-network, at the consumer-premises equipment and at the endpoint device with network intelligence solutions, machine learning and comprehensive personalization capabilities. The ASM solution delivers a scalable platform that simplifies security service activation, system awareness, new enforcement point integration, threat event reporting and handling, operation and management by the consumer regardless of which enforcement point is active.

•
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

•
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

•
EndPoint Secure: A multi-tenant solution that functions as an extension of NetworkSecure, securing the subscribers’ devices while off the Internet, producing seamless customer protection using market leading malware protection and controls.

•
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

Integrated Network Visibility and Traffic Management Solutions

In addition to our comprehensive and sophisticated security offerings, our integrated network visibility and traffic management solutions, together called AllotSmart, provide network visibility and control and allow mobile, fixed and enterprise operators to elevate their role in the digital lifestyle ecosystem and expand into new business opportunities. AllotSmart provides our customers with the potential to increase their revenues by monetizing network usage through value-added products and services, implementing value-based charging and reducing costs by optimizing the delivery and performance of OTT content and cloud computing services. AllotSmart also promotes improved customer loyalty by enabling service providers to offer a selection of service tiers and digital lifestyle options, empowering customers to personalize their network experience. In addition, AllotSmart enables telecommunication providers to comply with a wide range of regulatory requirements aimed to assist governments with securing the public. Our products enable both CSPs and our governmental and law enforcement customers to monitor the content of internet traffic in order to oversee compliance with legal and law enforcement requirements.

Allot Smart offering includes the following solutions:

•	Smart5G: Deliver granular visibility and control of 5G network and application performance to help CSPs meet customer expectations from eMBB, mMTC, and URLLC.

•	SmartVisibility: Access accurate usage data and analytics to improve network performance and deliver the services subscribers want. Make informed business decisions based on granular insights.

•	SmartTraffic QoE: Leverage SmartVisibility to reap the benefits of automated congestion management and QoE optimization. Get the most out of deployed infrastructure and defer expansion.

•	SmartPCC: Innovate and grow revenue by rolling out personalized service plans that cater to the unique and dynamic needs of prepaid, postpaid, and business customers.

•	SmartSentinel: Navigate the regulatory landscape with flexibility and precision. Comply with URL filtering, data retention and GDPR regulations efficiently and cost effectively.

•
Smart NetProtect: Allot’s multi-layer approach provides protection from multi-vector attacks against network infrastructure, subscribers, and applications. It is composed of multiple protection capabilities: Anti-DDoS, Anti-Botnet, Firewall and QoE protection.

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

Customers

We derive a significant and growing portion of our revenue from direct sales to large mobile and fixed-line service providers, as well as government and law enforcement entities. We generate the remainder of our revenue through a select and well-developed network of channel partners, generally consisting of distributors, resellers, OEMs and system integrators. We also endeavor to increase our sales to enterprises and have adapted the structure of our sales organization to this end. In 2023, we derived 43% of our revenues from Europe, 18% from the Americas, 22% from Asia and Oceania and 17% from the Middle East and Africa. A breakdown of total revenues by geographic location for 2021, 2022 and 2023 is set forth in the following table.

	Revenues by Location
	($ in thousands)
	2023	% Revenues	2022	% Revenues	2021	% Revenues
Revenues:
Europe	$39,945	43%	$41,773	34%	$58,414	40%
Asia and Oceania	20,547	22%	29,888	24%	44,227	30%
Middle East and Africa	16,116	17%	29,285	24%	23,568	16%
Americas	16,542	18%	21,791	18%	19,391	14%
Total Revenues	$93,150	100%	$122,737	100%	$145,600	100%

(*) As of December 31, 2023, 2022 and 2021, 1% represent revenues in Israel

Channel Partners

We market and sell our products to end-customers both by direct sales and through channel partners, which include distributors, resellers, OEMs and system integrators. A significant portion of our sales occur through our channel partners. In 2023, approximately 42% of our revenues were derived from channel partners. In some cases, our channel partners are also responsible for installing and providing initial customer support for our products, with our continuous technical assistance. In the majority of the cases, the partners are responsible for the initial customer support (Tier 1 support), while we act as the escalation level. Our channel partners are located around the world and address most major markets. Our channel partners target a range of end-users, including carriers, alternative carriers, cable operators, private networks, data centers and enterprises in a wide range of industries, including government, financial institutions and education. Our agreements with channel partners that are distributors or resellers are generally non-exclusive, for an initial term of one year and automatically renew for successive one-year terms unless terminated. After the first year, such agreements may typically be terminated by either party upon ninety days prior notice.

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

Beginning in late 2022, we changed our SECaaS sales strategy to target strategic accounts that have high revenue potential, while ensuring small to medium sized deals have customer assurances or minimum revenue threshold. Moving forward, the number of our SECaaS deals will likely drop, but we anticipate the total sales potential will remain the same as was expected under the prior SECaaS sales strategy, and we believe the emphasis on larger customers with a minimum guaranteed revenues will help us achieve profitability sooner.

We focus our marketing efforts on product positioning, increasing brand awareness, communicating product advantages and generating qualified leads for our sales organization. We rely on a variety of marketing communications channels, including our website, trade shows, industry research and professional publications, the press and special events to gain wider market exposure, as well as an internal cyber marketing team.

We have organized our worldwide sales efforts into the following regions: North America, South America, Europe, the Middle East and Africa; and Asia and Oceania. We have regional offices in Spain, Italy, France, Singapore, India, Kazakhstan, Japan, Colombia and Israel. As of December 31, 2023, our sales and marketing staff, including product management and business development functions, consisted of 116 Employees.

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

As of December 31, 2023, our technical staff consisted of 147 Employees, including 57 technical support persons, 79 deployment and professional services engineers, 11 documentation and training persons, and 1 Management.

Research and Development

Our research and development activities take place primarily in Israel. We also have research and development activities in Spain and India. In addition, since 2020 we have been using subcontractors in Ukraine, Israel and Belarus to source research and development engineers. We devote a significant amount of our resources towards research and development in order to introduce new products and continuously enhance existing products and to support our growth strategy. We have assembled a core team of experienced engineers, many of whom are leaders in their particular field or discipline and have technical degrees from top universities and have experience working for leading Israeli or international networking companies. These engineers are involved in advancing our core technologies, as well as in applying these core technologies to our product development activities. In previous years, our research and development efforts have benefited from non-royalty-bearing grants from the Israel Innovation Authority. As of December 31, 2023, there are no outstanding royalties due from us to the Israel Innovation Authority. In 2023, we received additional grants from the Israel Innovation Authority; however, these grants do not bear royalties. Under the terms of those grants, we are required to perform our manufacturing activities within the state of Israel, as a condition to maintaining these benefits. The State of Israel does not own any proprietary rights in technology developed with the Innovation Authority funding and there is no restriction related to the Israel Innovation Authority on the export of products manufactured using technology developed with the Israel Innovation Authority funding (other limitations on export apply under applicable law). In addition, we have received during 2023 grants from the Spain Tax Authority. For a description of restrictions on the transfer of the technology and with respect to manufacturing rights, please see “ITEM 3: Key Information-Risk Factors-The government grants we have received for research and development expenditures require us to satisfy specified conditions and restrict our ability to manufacture products and transfer technologies outside of Israel. If we fail to comply with these conditions or such restrictions, we may be required to refund grants previously received together with interest and penalties and may be subject to criminal charges.”

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

We also purchase off-the-shelf hardware components from single or limited sources for our security and Traffic Management products. We carry approximately three to nine months of inventory of key components. We also work closely with our suppliers to monitor the end-of-life of the product cycle for integral components, and believe that in the event that they announce end of life, we will be able to increase our inventory to allow enough time for replacing such components. The agreements with our suppliers do not contain any minimum purchase or supply commitments. Product testing and quality assurance is performed by our integrators using tests and automated testing equipment and according to controlled test documentation we specify. We also use inspection testing and statistical process controls to assure the quality and reliability of our products.

Competition

We compete against large companies in a rapidly evolving and highly competitive sector of the networking technology market, which offer, or may offer in the future, competing technologies, including partial or alternative solutions to operators’ and enterprises’ challenges, and which, similarly to us, intensely pursue the largest service providers (referred to as Tier 1 operators) as well as large enterprises. Our DPI technology enabled offerings face significant competition from router and switch infrastructure companies that integrate functionalities into their platforms addressing some of the same types of issues that our products are designed to address. This competition is expected to intensify as expansion of 5G networks progresses. We do not anticipate growth in our DPI segment for the 2024 fiscal year.

Our security products, which are offered to operators and are deployed in their networks for the purpose of enabling them to provide security services to their end customers, are subject to competition from companies which offer security products, based on different technology and marketing and sales approaches. Primarily we compete by providing a network native architecture that allows zero touch operation by the end-user. Additionally, we compete on the basis of product performance, ease of use and installation, customer support, ability to integrate multiple solutions over our management system and price.

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

See “ITEM 3: Key Information-Risk Factors-Our revenues and business may be adversely affected if we do not effectively compete in the markets in which we operate.”

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

We customarily require our employees, subcontractors, customers, distributors, resellers, software testers, technology partners and contractors to execute confidentiality agreements or agree to confidentiality undertakings when their relationship with us begins. Typically, our employment contracts also include assignment of intellectual property rights for all inventions developed by employees, non-disclosure of all confidential information, and non-compete clauses, which generally restrict the employee for six months following termination of employment. The enforceability of non-compete clauses in certain jurisdictions in which we operate may be limited. See “ITEM 3: Key Information-Risk Factors-If we are unable to successfully protect the intellectual property embodied in our technology, our business could be harmed significantly.”

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

As of December 31, 2023, we had 35 issued U.S. patents, 4 U.S. reissued patents, and 3pending U.S. patent applications. We expect to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

Government Regulation

Due to the industry and geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations, and several government agencies in the United States, the E.U. and other countries regulate various aspects of our business. See the following risk factors in “ITEM 3. Key Information-D. Risk Factors” for more information on regulation material to our business, financial condition and results of operations:

•
Legal, Regulatory and Compliance Risks - We are subject to certain regulatory regimes that may affect the way that we conduct business internationally, and our failure to comply with applicable laws and regulations could materially adversely affect our reputation and result in penalties and increased costs.

•
Legal, Regulatory and Compliance Risks - As with many DPI products, some of our products may be used by governmental or law enforcement customers in a manner that is, or that is perceived to be, incompatible with human rights.

•	Legal, Regulatory and Compliance Risks - Demand for our products may be impacted by government regulation of the internet and telecommunications industry.

•	Legal, Regulatory and Compliance Risks - Our failure to comply with data privacy laws may expose us to reputational harm and potential regulatory actions and fines.

•
Risks Related to our Ordinary Shares - Our shareholders do not have the same protections afforded to shareholders of a U.S. company because we have elected to use certain exemptions available to foreign private issuers from certain corporate governance requirements of Nasdaq.

•	Risks Related to our Ordinary Shares - As a foreign private issuer, we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports.

•
Risks Related to our Ordinary Shares - Certain U.S. holders of our ordinary shares may suffer adverse tax consequences if we or any of our non-U.S. subsidiaries are characterized as a “controlled foreign corporation,” or a CFC, under Section 957(a) of the Code.

•
Risks Related to our Location in Israel - The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

•
Risks Related to our Location in Israel - The government grants we have received for research and development expenditures require us to satisfy specified conditions and restrict our ability to manufacture products and transfer technologies outside of Israel. If we fail to comply with these conditions or such restrictions, we may be required to refund grants previously received together with interest and penalties and may be subject to criminal charges.

•
General Risks - Our business may be materially affected by changes to fiscal and tax policies. Potentially negative or unexpected tax consequences of these policies, or the uncertainty surrounding their potential effects, could adversely affect our results of operations and share price.

Additionally, see “ITEM 5: Overview-Government Grants” for a description of grants received from the Israel Innovation Authority of the Ministry of Economy and “ITEM 10: Additional Information-Taxation-United States Federal Income Taxation-Passive Foreign Investment Company Considerations” for a description of classification as a “passive foreign investment company,” or a PFIC, for United States federal income tax purposes.

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

C. Organizational Structure

As of December 31, 2023, we held directly and indirectly the percentage indicated of the outstanding capital of the following subsidiaries:

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

D. Property, Plant and Equipment

Our principal administrative and research and development activities are located in our approximately 57,048 square foot (5,300 square meter) facilities in Hod-Hasharon, Israel. The leases for our facilities vary in dates and terms, with the main facility’s non-stabilized lease expiring in February 2025.

We also lease a total of 7,664 square feet (712 square meters) in two facilities in Spain, mainly for our sales and research and development operations in Spain, pursuant to lease agreements. The lease agreement of our main site in Spain was renewed for three years in 2023 till 2026.

ITEM 4A: Unresolved Staff Comments

Not applicable.

ITEM 5: Operating and Financial Review and Prospects

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2023 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “ITEM 3.D: Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

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

In 2023, the primary drivers of our revenues were the mobile and fixed markets.

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

We recognize revenue under the core principle that transfer of control of our products or services to our customers should be reflected by an amount that represents the consideration we expect to receive in revenue. As such, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenues when (or as) we satisfy each performance obligation. Apart from our Security-as-a-Service deals, we typically grant a one-year hardware and three-month software warranty on all of our products, or one-year hardware and software warranty to customers that purchase annual maintenance and support. As part of our Security-as-a-Service offering, the maintenance and support services are inherent to the security service fee. Typically, our support contracts with our customers provide hot line support, warranty, and software updates and upgrades if and when available. We record a provision for warranty at the time the product’s revenue is recognized. We estimate the liability of possible warranty claims based on our historical experience. Warranty claims have to date been immaterial to our results of operations. Maintenance and support revenues are recognized on a straight-line basis over the term of the applicable maintenance and support agreement. See “-Critical Accounting Policies and Estimates-Revenue Recognition” below.

Geographical breakdown. See “-Operating Results-Results of Operations-Revenues.” for the geographic breakdown of our revenues by percentage for the years ended December 31, 2022 and 2023.

Cost of revenues and gross margins

Our products’ cost of revenues consists primarily of costs of materials, manufacturing services and overhead, warehousing and product testing. Our services’ cost of revenues consists primarily of salaries and related personnel costs for our customer success staff. In 2023 our gross margin decreased compared to 2022 due to decrease of revenues. In 2022, our gross margin decreased compared to 2021 due to a decrease in revenues mainly attributable to delays in a number of our large projects.

We believe that measuring our products’ cost of revenues and gross margins is helpful to understand our financial statements and results of operations because it enables the investors to evaluate the company’s effectiveness in its operations. In addition, our management team uses these metrics to monitor the company’s performance.

Operating expenses

Research and development. Our research and development expenses consist primarily of salaries and related personnel costs, costs for subcontractor services, depreciation, rent and costs of materials consumed in connection with the design and development of our products. We expense all of our research and development costs as they are incurred. Our net research and development expenses are comprised of gross research and development expenses offset by financing through grants from the Israel Innovation Authority and Spain Tax Authority. Such participation grants are recognized at the time at which we are entitled to such grants on the basis of the costs incurred and included as a deduction of research and development expenses (see “-Government Grants” below). We believe that significant investment in research and development, including hiring high quality research and development personnel, is essential to our future success.

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

Approved Enterprise

Our facilities in Hod-Hasharon, Israel have been granted Approved Enterprise status under the Encouragement of Capital Investments Law, 1959, and enjoy certain tax benefits under this program. We intend to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2023, our net operating loss carry forwards for Israeli tax purposes totaled approximately $119 million. Income derived from other sources, other than through our “Approved Enterprise” status, during the benefit period will be subject to the regular corporate tax rate.

Government Grants

Our research and development efforts have been financed, in part, through grants from the Israel Innovation Authority under our approved plans in accordance with the Research and Development Law. In 2022 and 2023, we received grants from the Israel Innovation Authority through non-royalty bearing programs. In addition, during 2021, 2022 and 2023, we received non-royalty bearing grants from the Spain Tax Authority.

Factors Affecting Our Performance

Our business, financial position and results of operations, as well as the period-to-period comparability of our financial results, are significantly affected by a number of factors, some of which are beyond our control, including:

Customer concentration. The revenues derived from our largest customer in each of the past three years were 15%, 8% and 11% of our total revenues in 2023, 2022 and 2021, respectively. The revenues derived from our second largest customer amounted to 9%, 7% and 9% of our total revenues for 2023, 2022 and 2021, respectively. While we have some visibility into the likely scope of the customers’ projects, our relationships are conducted solely on a purchase order basis and we do not have any commitment for future purchase orders from these customers. The loss of any of such third parties could harm our results of operations and financial condition.

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

Average selling prices. Our performance is affected by the selling prices of our products. We price our products based on several factors, including manufacturing costs, the stage of the product’s life cycle, competition, technical complexity of the product, and discounts given to channel partners in certain territories. We typically are able to charge the highest price for a product when it is first introduced to the market. We expect that the average selling prices for our products will decrease over each product’s life cycle as our competitors introduce new products. In order to maintain or increase our current prices, we expect that we will need to enhance the functionality of our existing products by offering higher system speeds, additional products and features, such as additional security functions, supporting additional applications and providing enhanced reporting tools. We also from time to time introduce enhanced products, typically higher-end models that include new architecture and design and new capabilities that will be offered for an additional charge. Such enhanced products typically increase our average selling price. To further offset such declines, we sell maintenance and support programs for our products, and as our customer base and number of field installations grow, our related service revenues are expected to increase.

Cost of revenues and cost reductions. Our cost of revenues as a percentage of total revenues was 43.4% for 2023 and 32.5% for 2022. Our products use off-the-shelf components and typically the prices of such components decline over time. However, the introduction and sale of new or enhanced products and services may result in an increase in our cost of revenues. We make a continuous effort to identify cheaper components of comparable performance and quality. We also seek improvements in engineering and manufacturing efficiency to reduce costs. Our products incorporate features that are purchased from third parties. In addition, new products usually have higher costs during the initial introduction period. We generally expect such costs to decline as the product matures and sales volume increases. The introduction of new products may also involve a significant decrease in demand for older products. Such a decrease may result in a devaluation or write-off of such older products and their respective components. The growth of our customer base is usually coupled with increased service revenues primarily resulting from increased maintenance and support. In addition, the growth of our installed base with large service providers may result in increased demand for professional services, such as training and installation services. An increase in demand for such services may require us to hire additional personnel and incur other expenditures. However, these additional expenses, handled efficiently, may be utilized to further support the growth of our customer base and increase service revenues. In 2023, our cost of revenues increased due to cost of services revenue that increased mainly attributed to assets impairment in 2023. In 2022, our cost of revenues decreased due to a decrease in revenues mainly attributable to delays in a number of our large projects.

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

Results of Operations

The following table sets forth our statements of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2022	2023
Revenues:
Products	49.7	40.4
Services	50.3	59.6
Total revenues	100	100
Cost of revenues:
Products	17.4	17.9
Services	15.1	25.5
Total cost of revenues	32.5	43.4
Gross profit	67.5	56.6
Operating expenses:
Research and development, net	40.6	42
Sales and marketing	40.2	47.1
General and administrative	13	37.2
Total operating expenses	93.8	126.3
Operating loss	26.2	69.7
Financing income, net	1.7	3.45
Loss before income tax expense	24.5	66.26
tax expense	1.5	1.16
Net loss	26.1	67.4

Revenues

See “ITEM 4B: Information on Allot-Business Overview-Customers” for the geographic breakdown of our revenues by percentage for the years ended December 31, 2021, 2022 and 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Products. Product revenues decreased by $23.4 million, or 38%, to $37.6 million in 2023 from $61 million in 2022. The decrease in revenues in 2023 was mainly attributable to decrease in the numbers of new deals.

Services. Service revenues decreased by $6.2 million, or 10%, to $55.6 million in 2023 from $61.8 million in 2022. The decrease was mainly attributed to a decrease in the numbers of new professional services deals.

Product revenues comprised 40.4% of our total revenues in 2023, a decrease of 9.3% compared to 2022 while the services revenues portion of total revenues comprised 59.6% of our total revenues in 2023, an increase by 9.3%.

Cost of revenues and gross margin

Products. Cost of product revenues decreased by $4.6 million, or 21.6%, to $16.7 million in 2023 from $21.3 million in 2022. Product gross margin decreased to 55.6% in 2023 from 65% in 2022. The decrease was mainly attributed to a decrease in revenues in 2023.

Services. Cost of services revenues increased by $5.3 million, or 28.6%, to $23.8 million in 2023 from $18.5 million in 2022. Services gross margin decreased to 57.2% in 2023 from 70.1% in 2022. This increase is mainly attributed to assets impairment in 2023.

Total gross margin decreased from 67.5% in 2022 to 56.6% in 2023.

Operating expenses

Research and development. Gross research and development expenses decreased by $8.4 million, or 16.6%, to $42.2 million in 2023 from $50.6 million in 2022. The decrease in our research and development expenses is mainly attributable to reduction in workforce carried out in 2023. Gross research and development expenses as a percentage of total revenues increased to 45.3% (42%, net) in 2023 from 41.3% (40.6%, net) in 2022.

Sales and marketing. Sales and marketing expenses decreased by 5.5 million, or 11.1%, to $43.9 million in 2023 from $49.4 million in 2022. The decrease is primarily attributable to reduction in workforce carried out in 2023. Sales and marketing expenses as a percentage of total revenues increased to 47.1% in 2023 from 40.2% in 2022.

General and administrative. General and administrative expenses increased by $18.7 million, or 116.9%, to $34.7 million in 2023 from $16 million in 2022. The increase is primarily attributable to an increase in credit loss expenses. General and administrative expenses as a percentage of revenues increased to 37.2% in 2023 from 13% in 2022.

Financial income, net. In 2023 we had $3.2 million financial income, net. In 2022, we had $2.1 million financial income, net. The change in 2023 was mainly attributed to an increase in interest income as well as income from discount amortization on marketable securities.

Income tax expense.  In 2023 we had $1 million Income tax expense. In 2022 we had $1.9 million Income tax expense. The change in 2023 was mainly attributed to the decrease in revenue.

For a discussion of our operating results for the fiscal year ended December 31, 2022, as compared to the fiscal year ended December 31, 2021, see “ITEM 5. Operating and Financial Review and Prospects-Operating Results” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on March 28, 2023.

B. Liquidity and Capital Resources

As of December 31, 2023, we had $14.2 million in cash and cash equivalents, $28.9 million available for sale marketable securities, and $10 million in short-term deposits and $1.7 million restricted deposits. As of December 31, 2023, our working capital, which we calculate by subtracting our current liabilities from our current assets, was $50.5 million.

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

Operating Activities

Net cash used in operating activities in 2023 was $29.7 million. Net cash used in operating activities consisted mainly of a net loss of $62.8 million, depreciation, amortization and impairment of intangible assets of $8.1 million, $8.8 million of share-based compensation expense, a decrease of $1.4 million in inventory, a decrease of $1.6 million in employees and payroll accruals, a decrease of $34.3 million in trade receivables, a decrease of $10.7 million in trade payables, a decrease of $1.1 million in other payables and accrued expenses, a decrease of $0.5 million in other receivables and prepaid expenses, a decrease of $5.8 million in deferred revenues and a decrease of $1 million related to other operating activities. The change in employees and payroll accruals, trade payables and other receivables and prepaid expenses was mainly due to advanced payments to suppliers and payroll-related items occurring in 2022.

During 2022, we had $32.6 million in cash and cash equivalents from operating activities. Net cash used in operating activities consisted mainly of a net loss of $32 million, depreciation, amortization and impairment of intangible assets of $7.4 million, $9.2 million of share-based compensation expense, a decrease of $2.2 million in inventory, a decrease of $0.4 million in employees and payroll accruals, an increase of $11.6 million in trade receivables, an increase of $7.7 million in trade payables, a decrease of $1.7 in other payables and accrued expenses, an increase of $0.1 million in other receivables and prepaid expenses, a decrease of $10 million in deferred revenues and $1.1 million related to other operating activities. The change in employees and payroll accruals, trade payables and other receivables and prepaid expenses was mainly due to advanced payments to suppliers and payroll-related items.

Investing Activities

Net cash provided for investing activities in 2023 was $31.6 million, primarily attributable to proceeds from maturities of short-term deposits of $74.7 million, the purchase of short-term deposits of $15.9 million, the purchase of property and equipment of $2.5 million, investment in available-for sale marketable securities $46 and other activities. The above changes were partially offset by the redemption or sale of marketable securities of $23 million and an increase in restricted deposits of $0.8 million.

Net cash used by investing activities in 2022 was $6.5 million, primarily attributable to proceeds from maturities of short-term deposits of $122.2 million, the purchase of short-term deposits of $130 million, the purchase of property and equipment of $5.6 million and an increase in restricted deposits of $0.5 million. The above changes were partially offset by the redemption or sale of marketable securities of $7 million and a decrease in restricted deposits of $0.4 million.

We expect that our capital expenditure will total approximately $2.1 million in 2024. We anticipate that these capital expenditures will be primarily related to purchase of equipment of SECaaS deals and to further investments in lab equipment for research and development and customer success as well as IT infrastructure.

Financing Activities

There is no Net cash provided by financing activities in 2023. Net cash provided by financing activities in 2022 was $39.7 million, which was mainly attributable to the issuance of convertible debt in February 2022.

For a discussion of our liquidity and capital resources for the fiscal year ended December 31, 2022, see “ITEM 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on March 28, 2023.

On February 18, 2022, we issued to Lynrock Lake Master Fund LP a senior unsecured promissory note, convertible into our ordinary shares, with an aggregate principal amount of $40 million. The note will mature on February 14, 2025, subject to the Company’s option to extend the maturity date by one year up to two times. The closing balance of the convertible note as of December 31, 2023 was $39.8 million (calculated by subtracting the $0.4 million issuance expense from the gross principal amount of $40 million).

Material Cash Requirements

Our material cash requirements as of December 31, 2023, and any subsequent interim period, primarily include our capital expenditures, lease obligations and purchase obligations.

Our capital expenditures primarily consist of purchases of lab equipment, computers and peripheral equipment, office furniture and equipment, leasehold improvements and SECaaS equipment. Our capital expenditures were $7.6 million in 2021, $5.6 million in 2022 and $2.5 million in 2023. We will continue to make capital expenditures to meet the expected growth of our business.

Our lease obligations consist of the commitments under the lease agreements for our group facilities and motor vehicles. The group facilities are leased under several lease agreements with various expiration dates. Our leasing expenses were $3.1 million in 2021, $3.8 million in 2022 and $3.6 million in 2023.

As of December 31, 2023, we had fixed future minimum lease payments of $2.1 million related to offices and car leases arrangements, of which $0.7 million is due in the next twelve months, and that we cannot early terminate or where we would be required to pay a termination fee in the event of early termination.

Our purchase obligations consist primarily of commitments for our operating activities. Our operating expenses were $115 million in 2021, $115 million in 2022 and $118 million in 2023. More than 70% of the Company’s operating expenses are attributable to salary expenses.

We intend to fund our existing and future material cash requirements with our existing cash balance. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Other than as discussed above, we did not have any significant capital and other commitments or long-term obligations as of December 31, 2023.

C. Research and Development, Patents and Licenses

In 2021, 2022 and 2023, we received non-royalty bearing grants from the Israel Innovation Authority. However, the terms of the grants require us to comply with the IIA’s restrictions and obligations as set out below.

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

•
Change of Control. We must notify the IIA in respect of any change in the means of control in our company, including ownership of our shares. In respect of any non-Israeli citizen, resident or entity that, among other things, (i) becomes a holder of 5% or more of our share capital or voting rights, (ii) is entitled to appoint one or more of our directors or our chief executive officer or (iii) due to the change in the means of control in our company, is nominated as one of our directors or as our chief executive officer  we are required to obtain an undertaking that such non-Israeli citizen, resident or entity will comply with the rules and regulations applicable to the grant programs of the IIA.

Approval to manufacture products outside of Israel or consent to the transfer of IIA funded know-how, if requested, is within the discretion of the IIA. Furthermore, the IIA may impose conditions on any arrangement under which it permits us to transfer IIA funded know-how or manufacturing out of Israel.

As of December 31, 2023, we had 35 issued U.S. patents, 4 U.S. reissued patents, and 3 pending U.S. patent applications. We expect to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

In addition, during 2021, 2022 and 2023, we received non-royalty bearing grants from the Spain Tax Authority.

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

The Company also enters into service contracts, in which the Company provides SECaaS solutions to operators, which the Company considers as its customers. The Company’s SECaaS solutions are offered to operators on a Revenue Share business model, where both the Company and the operator share the revenue generated from the operator’s subscribers, or offered for a fixed yearly fee or up to an agreed number of subscribers. Most of the Company’s SECaaS contracts contain a single performance obligation comprised of series of distinct goods and services satisfied over time. The contracts consideration is based on usage by the operator’s subscribers. As such, the Company allocates the variable consideration in those contracts to distinct service periods in which the service is provided and recognizes revenue for each distinct service period.

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

Accounting for share-based compensation. We account for share-based compensation in accordance with Accounting Standards Codification No. 718, “Compensation - Stock Compensation” (“ASC No. 718”) that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statement of comprehensive loss. We recognize compensation expense for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of the grant and revised in subsequent periods if actual forfeitures differ from those estimates. The expected annual pre-vesting forfeiture rate affects the number of vested RSUs. The pre-vesting rate ranged between 0% and 30% in the years 2023, 2022 and 2021. In connection with the grant of options and RSUs, we recorded total share-based compensation expenses of $9.2 million in 2022 and $8.8 million in 2023. In 2023, $1.2 million, $3 million, $2.6 million and $2 million of our share-based compensation expense resulted from cost of revenue, research and development expenses, net, sales and marketing expenses and general and administrative expenses, respectively, based on the department in which the recipient of the option grant was employed. As of December 31, 2023, we had an aggregate of $8.1 million of unrecognized share-based compensation remaining to be recognized over a weighted average vesting period of 2 years.

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventory and discontinued products. Inventory write-off expenses in 2023 and 2022 totaled $1.6 million and $0.9 million, respectively.

Marketable securities. We account for our investments in marketable securities using Accounting Standards Codification No. 320, “Investments - Debt and Equity Securities” (“ASC No. 320”).

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

As of December 31, 2023, we held available for sale marketable securities of $28.9 million.

Impairment of goodwill and long-lived assets.

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If the Company elects not to use this option, or if the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company prepares a quantitative analysis to determine whether the carrying value of reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, the Company recognizes an impairment of goodwill for the amount of this excess.

The Company operates in one operating segment, and this segment comprises its only reporting unit. The Company has performed an annual impairment analysis as of December 31, 2023 and determined that the carrying value of the reporting unit was lower than the fair value of the reporting unit. Fair value is determined using market value. During the years 2023, 2022 and 2021, no impairment losses were recorded.

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

We believe that our business activity and management structure meet the criterion of being a single reporting unit for accounting purposes. We performed an annual impairment analysis as of December 31, 2023, and determined that the carrying value of the reporting unit was lower than the fair value of the reporting unit. Fair value is determined using market value. During the years ended 2022 and 2023, no impairment losses were recorded.

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

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC No. 360, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the year ended 2022 no impairment losses were recorded and during the year 2023 impairment losses were recorded in the amount of $1.6 million, due to concerns regarding the recoverability of the asset's carrying value.

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

In Israel, we have accumulated operating loss carry forwards of approximately $119 million and capital losses of approximately $27 million for tax purposes as of December 31, 2023, which may be carried forward and offset against ordinary income and capital gains respectively in the future for an indefinite period. In the United States, the accumulated losses for U.S. federal income tax return purposes were approximately $2 million and the accumulated losses for U.S. state income tax return purposes were approximately $5 million. The federal accumulated losses for tax purposes expire between 2027 and 2038. U.S. states have varying rules regarding expiration of net operating losses. We believe that because of our history of losses, and uncertainty with respect to future taxable income, it is more likely than not that the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future, and therefore, a valuation allowance was provided to reduce deferred tax assets to nil. The valuation allowance attributed to such losses for the year ended December 31, 2023, was $50 million.

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

ITEM 6: Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names, ages and positions of our directors and executive officers as of March 31, 2024:

Name	Age	Position
Directors
David Reis (5)	63	Chairman of the Board
Efrat Makov (1)(2)(3)(4)(5)	56	Director
Steven D. Levy (1)(2)(4)(5)	67	Director
Nadav Zohar (2)(5)	58	Director
Cynthia L. Paul	51	Director
Raffi Kesten (1)(5)	70	Director

Executive Officers
Erez Antebi	65	Chief Executive Officer and President
Ziv Leitman	65	Chief Financial Officer
Rael Kolevsohn	54	Vice President, Legal Affairs, General Counsel and Company Secretary
Boaz Grossmann	55	Senior Vice President, Cyber Security Product Unit
Assaf Eyal	63	Senior Vice President, Global Sales
Vered Zur	60	Vice President, Marketing
Mark Shteiman	48	Senior Vice President Allot Smart Product Unit
Sarah Warshavsky-Oberman	51	Chief People Officer
Noam Lila	49	Senior Vice President, Customer Success and Operations
_____________
(1) Member of our compensation and nomination committee.
(2) Member of our audit committee.
(3) Lead independent director.
(4) Outside director.
(5) Independent director under the rules of Nasdaq.

Directors

David Reis has served as Chairman of our Board since September 2023. Mr. Reis has served as a director of Stratasys Ltd. (NASDAQ: SSYS) (“Stratasys”) since June 2013. During his tenure with Stratasys, he also served as vice chairman of the board of directors of Stratasys and as an executive director. Since 2017, Mr. Reis has served as Chairman at Enercon Technologies Ltd., Tuttnauer Ltd and Seed X Inc. (since 2020) and a director at Scodix Ltd (since 2021). He also served as a director of Objet Ltd. from 2003 until the closing of the Stratasys-Objet merger and as the Chief Executive Officer of Stratasys from March 2009 until July 2016 (and, prior to the Stratasys-Objet merger, as Chief Executive Officer of Objet). Previously, he served as Chief Executive Officer and President of NUR Macroprinters Ltd. (NURMF.PK), a wide format printer manufacturer that was acquired by HP, from February 2006 to March 2008. Prior to joining NUR, Mr. Reis served as the Chief Executive Officer and President of ImageID, an automatic identification and data capture solution provider, and of Scitex Vision, a developer and manufacturer of wide-format printers. Mr. Reis holds a B.A. in Economics and Management from the Technion-Israel Institute of Technology and an M.B.A. from the University of Denver. Mr. Reis is also a graduate of the Harvard Business School Advanced Management Program.

Efrat Makov has served as the lead independent director on our board since November 2021. She has served as a director of Ceragon Networks Ltd since October 2022and B Communications Ltd. (TASE: BCOM) since November 2019. Ms. Makov previously served as a director of BioLight Life Sciences Ltd. (TASE: BOLT), an emerging global ophthalmic company, from April 2011 to July 2020. Ms. Makov served as a director of Kamada Ltd. (NASDAQ: KMDA), a plasma-derived biopharmaceutical company, from December 2018 to December 2019, of Anchiano Therapeutics Ltd. (NASDAQ: ANCN) (now known as Chemomab Therapeutics Ltd. (NASDAQ: CMMB)), a clinical-stage biopharmaceutical company, from September 2018 to February 2020 and of  iSPAC 1 Ltd. (TASE: ISPC) from July 2021 to July 2023. Ms. Makov served as the Chief Financial Officer of Alvarion Ltd. (formerly NASDAQ; TASE: ALVR), a global provider of autonomous Wi-Fi networks, from April 2007 to December 2010. Ms. Makov served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (formerly NASDAQ; TASE: ALDN), an information security leader specializing in authentication, software DRM and content security, from September 2005 to January 2007, where she was responsible for the finance, operations, information systems and human resources functions. Prior to that, Ms. Makov served in management positions at two Israeli-based public companies, including as Vice President of Finance at Check Point Software Technologies Ltd. (NASDAQ: CHKP), a worldwide leader in IT security, from September 2002 to August 2005. Ms. Makov served as Director of Finance for NUR Macroprinters Ltd. (formerly NASDAQ: NURM) (now known as Ellomay Capital Ltd. (NYSE; TASE: ELLO)), from August 2000 to August 2002. Prior to that, Ms. Makov spent seven years in public accounting with Arthur Andersen LLP in its New York, London and Tel Aviv offices. Ms. Makov holds a B.A. degree in Accounting and Economics from Tel Aviv University and is a certified public accountant in Israel and the United States.

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

Cynthia L. Paul, CFA, has served as a director since December 2022. She is Chief Investment Officer and Chief Executive Officer of Lynrock Lake LP, an investment management firm she founded in 2018. Ms. Paul invests across the full capital structure of public and private companies, employing a long-term, fundamentally-driven, value-oriented investment strategy, with a focus on the technology industry. She is a board member of ON24, Inc. (NYSE: ONTF), a SaaS company providing a cloud-based sales and marketing platform for digital engagement. From 2018 until the time of its acquisition in 2021, Ms. Paul served as a board member of DSP Group, a NASDAQ-listed semiconductor company. She served as chairperson of the Nomination and Corporate Governance Committee, a member of the Audit Committee, and a member of the Compensation Committee. Ms. Paul served as Chairperson of the Board of Directors of Conexant Systems, LLC, a privately-held semiconductor company, from 2013 until its acquisition in 2017. Ms. Paul is an advisory board member and former board member of AlphaSense Inc., a privately-held SaaS company providing intelligent search to enterprise customers. From 2002 to 2017, Ms. Paul was a portfolio manager at Soros Fund Management LLC (“SFM”), where she managed a portfolio across corporate credit, convertible and equity securities. Ms. Paul joined SFM in 2000 and served as a SFM representative for the Council on Foreign Relations and on SFM’s Investment Committee. Prior to joining SFM, she worked at The Palladin Group in 1999 and at JP Morgan from 1994 to 1999, most recently as Head of Convertible Research. Ms. Paul graduated from Princeton University in 1994 with an Independent Major in Statistics and Operations Research, a Certificate from the Princeton School of Public and International Affairs, and a Certificate in Engineering Management Systems.

Raffi Kesten has served as an interim director since May 2022 and as a director since December 2022. Mr. Kesten served as Chief Business Officer of Radware Ltd. (NASDAQ: RDWR) since June 2019 until February 2022, leading all customer-facing functions worldwide as well as international sales, professional services, sales engineering and business development, and international sales. Mr. Kesten has over 30 years of experience in leadership roles at various technology companies, including Intel ,Vice President of HP Indigo Division, a division of HP Inc., between 1991 and 1995, as a Chief Operating Officer and General Manager of Cisco Videoscape (formerly NDS Group - Prior acquisition) from 1996 to 2015, as Vice President Video and General Manager Israel of Cisco Videoscape from 2012 to 2015, as Silicon Process Engineer of Intel Corporation from 1982 to 1991, and as a managing partner at Jerusalem Venture Partners from 2014 to 2018. Mr. Kesten holds a B.S. in chemical engineering from Ben Gurion University and an Executive M.B.A. from The Hebrew University, Israel.

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

Mark Shteiman has served as our Senior Vice President Allot Smart Business Unit since December 2021. Prior to that Mr. Shteiman served as our Vice President Product Management since October 2019. Prior to that Mr. Shteiman served as our Associate Vice President Product Management from June 2018. Prior to Allot Mr. Shteiman served as Vice President Product Management at Kaminario Ltd. a leading All-flash Software-defined storage company, redefining the future of cloud-scale datacenters, between 2012 and 2015 served as Head of Product, City business unit of AGT International Ltd., between 2011 and 2013 founded Friendize Me. a SaaS Social E-commerce company and served as its Chief Executive Officer, between 2009 and 2011 as Vice President, Products at Gigafone Ltd., between 2006 and 2008 as VP Product Management NGM at Neustar, between 2000 - 2006 he held a number of positions at Followap a leading mobile instant messaging (IM) and interoperability provider for mobile telecom operators and internet service providers, during 2000 held a position in the Israeli Defense Forces and between 1996 - 1998 served as a software developer at Aitech Defense Systems. Mr. Shteiman holds a B.Sc in Computer Science from the Technion, Israel.

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

Boaz Grossmann has served as our Senior Vice President, Cybersecurity Product Unit since January 2024. Prior to that time, Mr. Grossmann has served as our Vice President Cyber Security R&D since May 2022. Prior to that time Mr. Grossmann has served as our AVP Security Management System since October 2020. Mr. Grossmann has more than 20 years R&D and management experience in software development in multi-disciplinaries areas (ISP, Satellite, Managed Network Service and Cybersecurity) and technologies leading units and groups in different geographical locations.

Boaz holds B.Sc. in Mathematics and Computer Sciences from University of Haifa and Executive MBA from the Hebrew University of Jerusalem.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of December 31, 2023.

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

B. Compensation of Officers and Directors

The aggregate compensation paid to or accrued on behalf of our directors and executive officers as a group during 2023 consisted of approximately $3.1 million in salary, fees, bonus, commissions and directors’ fees, including amounts we expended for automobiles made available to our officers, but excluding equity based compensation, dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. This amount includes approximately $0.6 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

In 2023, we paid or accrued to the chairman of the board of directors, Mr. Yigal Jacoby, an annual fee of ILS 358,200 (approximately $97,284 USD). we paid or accrued to the chairman of the board of directors, Mr. David Reis, an annual fee of ILS 114,000 (approximately $29,900 USD). During such time we paid our directors, Itzhak Danziger, Nadav Zohar, Efrat Makov and Manuel Echanove ILS 71,190 (approximately $19,334 USD), ILS 92,190 (approximately $25,038 USD), ILS 120,690 (approximately $32,778 USD) and ILS 77,190 (approximately $20,964 USD), respectively, and we paid or accrued to each of our outside directors, Steven Levy, Raffi Kesten and Cynthia Paul, as permitted by the Companies Law, an annual fee of ILS 107,190 (approximately $29,112 USD), ILS 106,440 (approximately $28,908 USD), and ILS 89,190 (approximately $24,223 USD), respectively. . The above fees for each of our directors (other than Yigal Jacoby and David Reis) have included a per-meeting attendance fee of ILS 3,750 (approximately $1,018 USD) for any meeting he or she attended in person and ILS 2,250 (approximately $611 USD) for a meeting he or she attended by conference call or similar means. Our directors are also typically granted upon election a total of 20,000 equity based awards, which vest over a period of not less than three years, and 10,000 RSUs, as of every third annual general meeting following the respective director’s initial election.

During 2023, our executive officers and directors received, in the aggregate, 350,000 RSUs under our equity incentive plans.

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

The table and summary below outline the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2023. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, equity-based compensation accrued or paid, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car, phone and social benefits paid to or earned by each Covered Executive during the year ended December 31, 2023.

Name and Principal Position(1)	Salary ($)	Bonus and Commission ($)(2)	Equity-Based Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Ziv Leitman, Chief Financial Officer	260,726	-	390,285	68,340	719,352
Keren Rubanenko, Senior Vice President, Cyber Security Business Unit	246,233	-	358,285	79,402	683,920
Assaf Eyal, Senior Vice President, Global Sales	260,726	35,364	289,370	87,894	673,355
Erez Antebi, President and Chief Executive Officer	260,726	-	330,799	68,360	659,885
Mark Shteiman, Senior Vice President Allot Smart Business Unit	228,136	29,701	238,625	64,096	530,857

________________________
(1)	Unless otherwise indicated herein, all Covered Executives are full-time employees of Allot.
(2)
Amounts reported in this column represent annual incentive bonuses and commissions granted to the Covered Executives based on performance-metric based formulas set forth in their respective employment agreements.

(3)
Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for share-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 12 to our consolidated financial statements for the year ended December 31, 2023, included herein.

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

Our compensation policy was approved by our compensation and nominating committee and by our Board of Directors, and subsequently approved by our shareholders in December 2023, and will be in effect for a period of three years following approval. Our compensation policy provides:

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

Our Class II directors, David Reis (who also serves as our chairman of the board of directors) and Raffi Kesten, will hold office until our annual meeting of shareholders to be held in 2024. Our Class I directors, Nadav Zohar and Cynthia Paul, will hold office until the 2025 Annual General Meeting of Shareholders. We currently have no Class III directors on our board. The directors (other than the outside directors) are elected by a vote of the holders of a majority of the voting power present and voting at the meeting. Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor is duly elected and qualified, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she resigns or is removed from office.

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

Under our articles of association, the approval of a special majority of the holders of at least 75% of the voting rights present and voting at a general meeting is generally required to remove any of our directors (other than the outside directors) from office. The holders of a majority of the voting power present and voting at a meeting may elect directors in their stead or fill any vacancy, however created, in our board of directors. In addition, vacancies on our board of directors, other than a vacancy in the office of an outside director, may be filled by a vote of a simple majority of the directors then in office. A director so chosen or appointed will hold office until the next annual general meeting of our shareholders, unless earlier removed by the vote of a majority of the directors then in office prior to such annual meeting. See “-Outside Directors” for a description of the procedure for election of outside directors.

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

Nasdaq Requirements

Under Nasdaq rules, a majority of directors must meet the independence requirements specified in those rules. Our board of directors consists of six members, all of whom are independent under the listing standards of Nasdaq, as determined by the board of directors. Specifically, our board has determined that Ms. Efrat Makov, Mr. David Reis, Mr. Steven Levy, Mr. Raffi Kesten, Ms. Cynthia Paul and Mr. Nadav Zohar meet the independence standards of Nasdaq rules. In reaching this conclusion, the board determined that none of these directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. None of our directors is a member of our executive team. See “ITEM 16G. Corporate Governance” for additional information.

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

As of the date of this annual report, there are no claims for directors’ and officers’ liability insurance which have been filed in 2023 under our policies and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

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

D. Employees*

As of December 31, 2023, we had 559 Employees of whom 222 were based in Israel, 197 in Europe, 27 in North America, 20 in Latin America and 93 in Asia, Africa and Oceania. We have never experienced a work stoppage or a strike. The breakdown of our employees by department is as follows:

	December 31,
Department	2021	2022	2023
Manufacturing and operations	13	15	12
Research and development	331	328	220
Sales, marketing, service and support	324	328	263
Management and administration	73	78	64
Total	741	749	559

The table below provides a breakdown of employees, permanent contractors and subcontractors employed or engaged by the Company (herein: “Personnel Employed”):

	December 31,
	2021	2022	2023
Full time Employee	508	523	401
Part time Employee	38	38	33
Permanent Contractor	33	37	32
Subcontractor	162	151	93
Total	741	749	559

* Based on the number of full time equivalent Personnel Employed, which is the product of all full time Personnel Employed, plus the ratio of the average monthly hours of part time Personnel Employed to average monthly hours of full time Personnel Employed. In the foregoing table and in each instance herein where number of employees is provided, employees include full time and part time employees, as well as subcontractors and consultants. Typically, our employees, as well as our subcontractors and consultants, are employed or engaged for indefinite periods of time and may be dismissed or terminated with or without notice, depending on the jurisdiction and contracts under which they are employed or engaged. Under applicable Israeli law, we and our employees are subject to protective labor provisions such as restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and advance notice of termination of employment as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Economy make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation, travel expenses, and pension rights. Except as otherwise stated hereunder, our employees are not represented by a labor union. Under Spanish Labor law, we and our employees are subject to protective labor provisions and collective bargaining agreements, governing, among others, restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and advance notice of termination of employment as well as equal opportunity and anti-discrimination laws. Our workers in our San Sebastian office in Spain are represented by a worker’s representative, who was recently elected for a term of four years. In addition, our employees in our Madrid office in Spain are represented by five worker representatives, who were recently elected for a term of four years. Such representatives represent the employees with respect to labor health and prevention, training and equality. We provide our employees with benefits and working conditions which we believe are competitive with benefits and working conditions provided by similar companies. To foster wellbeing, we allow a hybrid mode of work to employees who attend an office. We expect employees to work in the office for 3 days each week, while in the remaining 2 days they may work remotely to allow flexibility and work life balance. In addition, starting May 2023, we have allowed a short work week (4 working days a week) once a month, for all company personnel. We have never experienced labor-related work stoppages and believe that our relations with our employees are good.

E. Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 31, 2024 by (i) each of our directors, (ii) each of our executive officers and (iii) all of our executive officers and directors serving as of March 31, 2024, as a group. Unless otherwise stated, the address of each named executive officer and director is c/o Allot Ltd, 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 4501317, Israel.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class
Directors
David Reis	*	*
Efrat Makov	*	*
Manuel Echanove(2)	*	*
Nadav Zohar	*	*
Steven D. Levy	*	*
Yigal Jacoby(2)	*	*
Raffi Kesten	*	*
Cynthia Paul	8,776,999	22.8%

Executive Officers	*	*
Erez Antebi	446,666	1.2%
Ziv Leitman	*	*
Rael Kolevsohn	*	*
Vered Zur	*	*
Mark Shteiman	*	*
Noam Lila
Assaf Eyal	*	*
Sarah Warshavsky Oberman	*	*
Boaz Grossman	*	*
All directors and executive officers as a group	10,234,587	26.6%

____________
* Less than one percent of the outstanding ordinary shares.

(1)
As used in this table, “beneficial ownership” is determined in accordance with the rules of the SEC and consists of either or both voting or investment power with respect to securities. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 31, 2024 through the exercise of any option or pursuant to vesting of RSU. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2024 and outstanding RSUs vesting within 60 days of March 31, 2024 are deemed outstanding for computing the ownership percentage of the person holding such options or RSUs, but are not deemed outstanding for the purpose of computing the ownership percentage of any other person. Except as otherwise indicated, the persons named in the table have reported that they have sole voting and sole investment power with respect to all ordinary shares shown as beneficially owned by them. The amounts and percentages are based upon 38,441,772 ordinary shares outstanding as of March 31, 2024 pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act.

(2)	Former Director, stepped down during the 2023 Fiscal Year.

Our directors and executive officers hold, in the aggregate, 1,234,587 outstanding options and RSUs. The said amount includes options currently exercisable for 360,000 ordinary shares, as of March 31, 2024. The options (excluding RSUs) have a weighted average exercise price of $5.11 per share and have expiration dates until 2025.

Share Option Plans

The following table summarizes our equity incentive plans, which have outstanding awards as of March 31, 2024:

Plan	Shares reserved	Option and RSU grants, net (*)	Outstanding options and RSUs	Options outstanding exercise price	Date of expiration	Options exercisable
2016 Incentive Compensation Plan	252,847	11,858,262	3,955,755	0.028-27.58	5/5/2023-9/6/2025	377,095

____________
(*)	“Option and RSU grants, net” is calculated by subtracting options and RSUs expired or forfeited.

As of March 31, 2024, we had 38,441,772 ordinary shares outstanding. We have adopted four share option plans. Under our share option plans, as of March 31, 2024, there were 3,955,755 outstanding options and RSUs, including options currently exercisable for 377,095 ordinary shares. As of March 31, 2024, 252,847 shares remained available for future grants under the 2016 Plan (as described below). Upon issuance, such ordinary shares may be freely sold in the public market, except for shares held by affiliates who have certain restrictions on their ability to sell. The options (excluding RSUs) have a weighted average exercise price of $5.37 per share.

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

The number of ordinary shares that we may issue under the 2016 Plan will increase on the first day of each fiscal year, in each case in an amount equal to the lesser of (i) 3,000,000, (ii) 3.5% of the outstanding shares on the last day of the immediately preceding year, or (iii) an amount determined by the Board; provided, however, that there may be one or more additional increases during such fiscal year, on such date or dates as may be determined by the Board of Directors  provided that the aggregate amount of all increases during any fiscal year shall not exceed 3.5% of the outstanding shares on the last day of the immediately preceding year . The number of shares subject to the 2016 Plan is also subject to adjustment if particular capital changes affect our share capital. Ordinary shares subject to outstanding awards under the 2006 Plan or our 2003 plan or 1997 plans that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2016 Plan. As of March 31, 2024, there were 3,955,755 outstanding options and RSUs under the 2016 Plan and 252,847 ordinary shares remained reserved for future grants under the 2016 Plan. Israeli participants in the 2016 Plan may be granted options and/or restricted share units subject to Section 102 of the Ordinance. Section 102 of the Ordinance, allows employees, directors and officers, who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employees service providers and controlling shareholders may only be granted options under another section of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. The most favorable tax treatment for the grantees is under Section 102(b)(2) of the Ordinance, the issuance to a trustee under the “capital gain track.” However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or shares. Any share options granted under the 2016 Plan to participants in the United States will be either “incentive share options,” which may be eligible for special tax treatment under the U.S. Internal Revenue Code of 1986, or options other than incentive share options (referred to as “nonqualified share options”), as determined by our compensation and nominating committee and stated in the option agreement.

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

ITEM 7: Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 31, 2024, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Lynrock Lake Master Fund LP (2)	8,768,666	22.8%
Clal Insurance Enterprises Holdings Ltd. (3)	2,739,043	7.1%
Outerbridge Capital Management, LLC (4)	2,735,112	7.1%
__________________
(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 31, 2024 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 38,441,772 PFIC status is an annual ordinary share outstanding as of March 31, 2024.

(2)
Based on a Schedule 13D/A filed on November 11, 2023, Lynrock Lake Master Fund LP directly holds 8,768,666 of our ordinary shares. Cynthia Paul, the Chief Investment Officer of Lynrock Lake LP (“Lynrock Lake”) and Sole Member of Lynrock Lake Partners LLC, the general partner of Lynrock Lake, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Lake Master Fund LP.

(3)
Based on a Schedule 13G/A filed on February 14, 2024, Clal Insurance Enterprises Holdings Ltd. (“Clal”) had shared voting and dispositive power over 2,749,041 of our shares.  All of the 2,739,043 ordinary shares reported in this statement as beneficially owned by Clal are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal.

(4)
Based on a Schedule 13D/A filed on May 12, 2022, Outerbridge Capital Management, LLC (“Outerbridge”) had shared voting and dispositive power over 2,735,112 ordinary shares. The address of Outerbridge is 767 Third Avenue, 11th Floor, New York, New York 10017.

Significant Changes in the Ownership of Major Shareholders

Based on a Schedule 13D/A filed on February 11, 2022 by Outerbridge, Outerbridge became the beneficial owner of 5% or more of our ordinary shares, and is now the beneficial owner of 2,735,112, or 7.1% of our ordinary shares.

B. Record Holders

As of March 31, 2024, there were 16 record holders of ordinary shares, of which seven consisted of United States record holders holding approximately 99.5% of our outstanding ordinary shares. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. The United States record holders included Cede & Co., the nominee of the Depositary Trust Company.

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

Agreements with Directors, Officers and Suppliers

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

Exculpation, Indemnification and Insurance. Our articles of association permit us to exculpate, indemnify and insure our office holders, in accordance with the provisions of the Companies Law. We have entered into agreements with each of our directors and certain office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, to the extent that these liabilities are not covered by insurance. See “ITEM 6: Directors, Senior Management and Employees-Board Practices-Exculpation, Insurance and Indemnification of Office Holders.”

Engagement with Suppliers. We have entered into a service agreement with Galil Software Ltd. as a supplier. Galil Software Ltd. is owned by one of the members of the board of directors of the Company. This service agreement was approved by the board of directors of the Company.

D. Interests of Experts and Counsel

Not applicable.

ITEM 8: Financial Information

A. Consolidated Financial Statements and Other Financial Information.

Consolidated Financial Statements

For our audited consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, please see pages F-5 to F-49 of this report.

Export Sales

See “ITEM 4: Operating and Financial Review and Prospects” under the caption “Customers” for certain details of export sales for the last three fiscal years.

Legal Proceedings

We may, from time to time in the future be involved in legal proceedings in the ordinary course of business. Such matters are generally subject to many uncertainties and outcomes are not predictable with assurance. We accrue for contingencies when the loss is probable and it can reasonably estimate the amount of any such loss. Except as set forth in Note 11 to our consolidated financial statements for the fiscal year ended December 31, 2023 included elsewhere in this report, we are currently not a party to any material legal or administrative proceedings for which an appropriate accrual has not been made, and is not aware of any pending or threatened material legal or administrative proceedings against us.

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

As of March 31, 2024 the last reported sale price of our ordinary shares on Nasdaq was $2.26 per share and on the TASE was 8.7 ILS per share.

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

Ordinary Shares

Our authorized share capital consists of 200,000,000 ordinary shares, par value ILS 0.10 per share. As of March 31, 2024, we had 38,441,772 ordinary shares outstanding. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

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

Election of Directors. Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association our directors are elected by the holders of a simple majority of our ordinary shares at a general shareholder meeting. As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for outside directors. See “ITEM 6: Directors, Senior Management and Employees-Board Practices-Outside Directors.”

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

Shareholder Meetings

We are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. Our board of directors may convene a special general meeting of our shareholders and is required to do so at the request of two directors or one quarter of the members of our board of directors or, as we are a Nasdaq-listed company at the request of one or more holders of 10% or more of our share capital and 1% of our voting power or the holder or holders of 10% or more of our voting power. All shareholder meetings require prior notice of at least 21 days. The chairperson of our board of directors, or any other person appointed by the board of directors, presides over our general meetings. In the absence of the chairperson of the board of directors or such other person, one of the members of the board designated by a majority of the directors presides over the meeting. If no director is designated to preside as chairperson, then the shareholders present will choose one of the shareholders present to be chairperson. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which, as we are a Nasdaq-listed company, may be between four and 60 days prior to the date of the meeting.

Quorum

The quorum required for a meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of our voting power. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of at least two shareholders present, in person, by proxy or by written ballot, who hold or represent between them at least 10% of our voting power, provided that if the meeting was initially called pursuant to a request by our shareholders, then the quorum required must include at least the number of shareholders entitled to call the meeting. See “-Shareholder Meetings.”

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

Approval of private placements

Under the Companies Law and the regulations promulgated thereunder, certain private placements of securities may require approval at a general meeting of the shareholders of a company. These include, for example, certain private placements completed in lieu of a special tender offer (See “Memorandum and Articles of Association-Acquisition under Israeli law”) or a private placement which qualifies as a related party transaction (See “Corporate governance practices-Fiduciary duties and approval of specified related party transactions under Israeli law”).

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

Classified board of directors. Our articles of association provide for a classified board of directors. See “ITEM 6: Directors, Senior Management and Employees-Board Practices-Term of Directors.”

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

Material Contract	Location
Non-Stabilized Lease Agreement	“ITEM 4: Information on Allot - D. Property, Plant and Equipment”

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

As of December 31, 2023, the Company has not yet realized the benefits under the “Approved Enterprise” program. We believe that we met the aforementioned conditions.

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

As of December 31, 2023, we did not generate exempt income under the provisions of the Investments Law.

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

A dividend distributed from income which is attributed to a Preferred Enterprise will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation -0%, (ii) Israeli resident individual - 20% in 2014 and onwards (iii) non-Israeli resident - 20% in 2014 and onwards, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

Under the 2016 Amendment, two new tracks are available:

•
Technological Preferred Enterprise - an enterprise which is part of a consolidated group with consolidated annual revenues of less than ILS 10 billion. A Technological Preferred Enterprise which is located in areas other than Development Zone A will be subject to tax at a rate of 12% on profits derived from intellectual property, and a Technological Preferred Enterprise in Development Zone A will be subject to tax at a rate of 7.5%; and

•
Special Technological Preferred Enterprise - an enterprise which is part of a consolidated group with consolidated annual revenues exceeding ILS 10 billion. Such an enterprise will be subject to tax at a rate of 6% on profits derived from intellectual property regardless of the enterprise’s geographical location.

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

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 698,280 and NIS 721,560 for 2023 and 2024 respectively linked to the annual change in the Israeli Consumer Price Index), including, but not limited to income derived from, dividends, interest and capital gains.

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

Taxation of Dividends paid to Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, income tax is applicable at the rate of 25%, or 30% for a shareholder that is considered a “material shareholder” at any time during the 12-month period preceding such distribution, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. However, under the Investments Law, dividends generated by an Approved Enterprise, Benefited Enterprise, Preferred Enterprise or Technological Preferred Enterprise may be are taxed at a different rate as discussed above.

Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares that is a Treaty U.S. Resident is 25%. However, if the income out of which the dividend is paid is not generated by an Approved Enterprise, Benefited Enterprise, Preferred Enterprise or Technological Preferred Enterprise, and not more than 25% of our gross income consists of interest or dividends (and certain other conditions are met), dividends paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year are generally taxed at a rate of 12.5%. If the aforementioned conditions are met and the income out of which the dividend is paid is generated by an Approved Enterprise, Benefited Enterprise, Preferred Enterprise or Technological Preferred Enterprise, then the tax rate will be 15%. If the dividend is partly attributable to income derived from an Approved Enterprise, Benefited Enterprise, Preferred Enterprise or Technological Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

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

If you are a U.S. Holder, dividends paid to you with respect to your ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends at a rate not exceeding the rate provided in the U.S.-Israel Tax Treaty (if applicable) may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied when you do not satisfy certain minimum holding period requirements. In addition, for periods in which we are a “United Stated-owned foreign corporation,” a portion of dividends paid by us may be treated as U.S. source solely for purposes of the foreign tax credit. We would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our shares is owned, directly, indirectly or by attribution, by United States persons. Furthermore, Treasury Regulations that apply to taxable years beginning on or after December 28, 2021 may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit unless the taxes are creditable under the U.S.-Israel Tax Treaty and the holder is eligible for benefits under the U.S.-Israel Tax Treaty and elects its application. However, a recent notice from the IRS indicates that the U.S. Department of the Treasury and the IRS are considering proposing amendments to such Treasury Regulations and allows, subject to certain conditions, taxpayers to defer the application of many aspects of such Treasury Regulations for taxable years beginning on or after December 28, 2021 and ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules relating to the determination of the foreign tax credit are complex, and you should consult your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

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

PFIC status is an annual determination that is based on tests which are factual in nature and our status in future years will depend on our income, assets and activities in each of those years. Therefore, there can be no assurance that we will not be considered a PFIC for any taxable year. As a public company, the market capitalization method was employed to value our assets for PFIC purposes. In previous years, we obtained an independent valuation of our company which employed an approach other than the market capitalization approach. For the 2023 tax year, based on the analysis of our U.S. tax advisor, the market capitalization method was determined to be appropriate for determining our PFIC status. On that basis, we believe that we were not a PFIC for the 2023 tax year. However, there can be no certainty that the IRS will not challenge such a position and determine that based on the IRS’s interpretation of the asset test, we were a PFIC for the 2023 tax year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2024 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets, market capitalization and activities in each of those years. Because the market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a PFIC, we cannot assure you that we will not be considered a PFIC for any taxable year. If we were a PFIC, and you are a U.S. Holder, you generally would be subject to ordinary income tax rates, imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “-Distributions”) with respect to any gain from the sale, exchange or other disposition of, and certain distributions with respect to, your ordinary shares. A U.S. Holder should consult his, her or its own tax advisor with respect to the potential application of the PFIC rules in his, her or its particular circumstances.

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the ILS. In 2023, we derived substantial part of our revenues in U.S. dollars and also a substantial portion in Euros and other currencies. Although a substantial part of our expenses were denominated in U.S. dollars, a significant portion of our expenses were denominated in ILS and to a lesser extent in Euros and other currencies. Our ILS-denominated expenses consist principally of salaries and related personnel expenses. We monitor foreign currency exposure and, from time to time, may use various instruments to preserve the value of sales transactions and commitments; however, this cannot assure our protection against risks of currency fluctuations. Any strengthening or weakening in the value of the ILS against the U.S. dollar is being partially mitigated using hedging transactions and therefore, though we cannot provide any assurance that such transaction will fully mitigate the effect on our net income, it is not likely that such effect will be material in the upcoming year.

In the event of a 10% hypothetical strengthening or weakening in the value of the Euro against the U.S. dollar, we may be able to mitigate the effect of such currency exchange fluctuation by adapting our pricing. However, in the event that market conditions will limit our ability to adjust our pricing, we might not be able to fully mitigate the adverse effect of such currency fluctuation. We estimate that in such event, the impact on our net income in 2023 did not exceed $2 million. For more information regarding foreign currency related risks, see “ITEM 3: Key Information-Risk Factors-Our international operations expose us to the risk of fluctuations in currency exchange rates.”

We use currency derivatives contracts primarily to hedge payments in ILS, EUR, AUD and CAD against USD. These transactions constitute a future cash flow hedge. As of December 31, 2023, we had outstanding derivatives contracts in the amount of $4.4 million, net. These transactions were for a period of up to twelve months. As of December 31, 2023, the fair value of the above-mentioned foreign currency derivative contracts was $0.5 million.

ITEM 12: Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

A. Material Modifications to the Rights of Security Holders

None.

B. Use of Proceeds

Not applicable.

ITEM 15: Controls and Procedures

(a) Disclosure Controls and Procedures. As of the end of the period covered by this report, our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023. Based upon, and as of the date of, such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, our disclosures controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023.

In making this assessment, our management used the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2023 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Independent Public Accounting Firm. Our independent auditors, Kost Forer Gabbay & Kasierer, A Member of EY Global, have audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, have issued an unqualified audit report on the effectiveness of our internal control over financial reporting as of December 31, 2023. The report is included in pages F-2 and F-3 of this annual report on Form 20-F and is incorporated herein by reference.

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

ITEM 16B: Code of Ethics

We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller and persons performing similar functions. This code has been posted on our website, www.allot.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. Waivers of our code of ethics may only be granted by the board of directors. Under Item 16B of Form 20-F, if a waiver or amendment of the code of ethics applies to the persons specified in Item 16B(a) of the Form 20-F and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Form 6-K. We granted no waivers under our code of ethics in 2023.

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Auditors

The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm.

	Year ended December, 31,
	2022	2023
	(in thousands of U.S. dollars)
Audit Fees(1)	$445	$489
Audit-Related Fees(2)	10	5
Tax Fees(3)	60	70
Other	30	-
Total	$545	$564

__________________

(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit for 2022 and 2023, certain procedures regarding our quarterly financial results submitted on Form 6-K and consultation concerning financial accounting and reporting standards.

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

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

On August 2015, the Board of Directors approved a program for the Company to repurchase up to $15 million of its outstanding ordinary shares, which program was thereafter approved by the Israeli court, pursuant to Israeli law on November 26, 2015. Share purchases will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with all applicable securities laws and regulations. The repurchase program does not require Allot to acquire a specific number of shares, and may be suspended from time to time or discontinued. The court approvals previously granted were each valid for a period of six months. During 2021, 2022 and 2023 we did not repurchase any outstanding ordinary shares under this program.

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

ITEM 16I: Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J: Insider Trading Policies

Not applicable.

ITEM 16K: Cybersecurity

Risk management and strategy

We prioritize the management of cybersecurity risk and the protection of information across our enterprise by embedding risk-based data protection and cybersecurity risk management in our operations. Our processes for assessing, identifying, and managing material risks from cybersecurity threats have been integrated into our overall risk management system and processes.

As a foundation for this approach, we have implemented a layered governance structure to help assess, identify and manage cybersecurity risks. Our cybersecurity risk management program includes conducting surveys related to the processes we apply with regards to our assets, classifying the risks, and implementing corrective and preventive actions in accordance with industry best practice. We undergo annual external evaluation by third party consultants, whose work includes the performance of cybersecurity risk management process reviews, penetration testing, and security surveys. We are ISO27001 and ISO22301 certified and undergo annual SOX audits by our external auditors.

Our privacy and cybersecurity policies encompass incident response procedures, information security policies and vendor management standards. In order to help develop these policies and procedures, we monitor the privacy and cybersecurity laws, regulations and guidance applicable to us in the regions where we do business. Our cybersecurity risk management program is modeled on industry standards and best practices, as well as the requirements of applicable privacy and cybersecurity laws and regulations.

With respect to third party service providers, we require our vendors to adhere to privacy and cybersecurity standards, and we perform risk assessments of vendors, including evaluating their ability to protect data from unauthorized access. We maintain an experienced information technology team who are tasked with implementing our privacy and cybersecurity program and support the CISO in carrying out reporting, security and mitigation functions. We also hold employee trainings on privacy and cybersecurity, records and information management, conduct phishing tests and generally seek to promote awareness of cybersecurity risk through communication and education of our employee population.

As described in Item 3.D “Risk Factors,” our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Computer viruses, hackers, employee or vendor misconduct, and other external hazards could expose our information systems and those of our vendors to security breaches, cybersecurity incidents or other disruptions, any of which could materially and adversely affect our business, by way of disclosing our confidential business and financial information and/or affecting our platforms’ availabilities (affecting our ability to provide services and support to our customers) and/or affecting our data integrity. We are not aware that we have experienced a material cybersecurity incident during the 2023 fiscal year.

The sophistication of cybersecurity threats, including through the use of artificial intelligence, continues to increase, and the controls and preventative actions we take to reduce the risk of cybersecurity incidents and protect our systems, including the regular testing of our cybersecurity incident response plan, may be insufficient. In addition, new technology that could result in greater operational efficiency such as use of artificial intelligence may further expose our computer systems to the risk of cybersecurity incidents.

Governance

As part of our overall risk management approach, we prioritize the identification and management of cybersecurity risk at several levels, including Board oversight, executive commitment, IT management team. Our Audit Committee, comprised of independent directors from our Board, oversees the Board’s responsibilities relating to the operational risk affairs of the Company (including information systems (IT), business continuity and data security risks). This is also supported by an annual Risk Assessment Survey Validation, presented to the Board, by our external auditors, where the main risk exposures are assessed, quantified and ranked.

Our CISO, who has been a chief information security officer for 20 years and worked in banking and hi-tech industries, oversees the implementation and compliance of our information security standards and mitigation of information security related risks. The IT Steering Committee, which includes our group Chief Information Officer and members of executive leadership, oversees IT initiatives while considering cybersecurity risk mitigation with respect to these initiatives.

The IT Steering Committee reports regularly to the company’s management of the security risks. According to our Incident Response procedures, the CISO is responsible for supervising cybersecurity alerts and incidents, investigating them, and escalating them, through the company’s management to the Board, if and when necessary.

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
Erez Antebi
Chief Executive Officer and President

Dated: April 9, 2024

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

4.2	2016 Incentive Compensation Plan, as amended and restated (6)
4.3	Israeli Subplan (Appendix A) of the 2016 Incentive Compensation Plan, as amended and restated (7)
4.4	US Subplan (Appendix B) of the 2016 Incentive Compensation Plan, as amended and restated (8)
4.5	Amendment No. 1, dated September 1, 2012, to the Manufacturing Agreement, dated July 19, 2007, by and between Flextronics (Israel) Ltd. and the Registrant (11)
4.6	Compensation Policy for Executive Officers and Directors (5)
4.7	Securities Purchase Agreement, dated February 14, 2022, between the Registrant and Lynrock Lake Master Fund LP (12)
4.8	Convertible Promissory Note, dated February 17, 2022 between the Registrant and Lynrock Lake Master Fund LP
4.9	Registration Rights Agreement, dated February 17, 2022 between the Registrant and Lynrock Lake Master Fund LP
4.10	Cooperation Agreement, dated May 11, 2022, between the Registrant and Outerbridge Special Opportunities Fund II, LP (13)
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications), furnished herewith
15.1	Consent of Kost Forer Gabbay & Kasierer
97.1	Policy for the Recovery of Erroneously Awarded Compensation
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Label Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

___________________
(1)	Previously filed with the SEC on October 31, 2006 pursuant to a registration statement on Form F-1 (File No. 333-138313) and incorporated by reference herein.
(2)	Previously included in Exhibit 99.3 to the report of foreign private issuer on Form 6-K furnished to the SEC on November 1, 2018 and incorporated by reference herein.
(3)	Previously filed with the SEC on March 26, 2015 as Exhibit 4.8 to the annual report on Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.
(4)	Previously filed with the SEC on March 28, 2016 as Exhibit 5.1 to the annual report on Form 20-F for the year ended December 31, 2015 and incorporated by reference herein.
(5)
Previously included as Exhibit A-1 to the proxy statement included in Exhibit 99.1 to the report of foreign private issuer on Form 6-K furnished to the SEC on November 17, 2022 and incorporated by reference herein.

(6)
Previously filed with the SEC on March 23, 2017 as Exhibit 4.2 to the annual report on Form 20-F for the year ended December 31, 2016 and amended as set forth in Exhibit 99.1 to the report of foreign private issuer on Form 6-K furnished to the Commission on November 16, 2023, each of which are incorporated by reference herein.

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

AS OF DECEMBER 31, 2023

U.S. DOLLARS IN THOUSANDS

ALLOT LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menahem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ALLOT LTD.
Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Allot Ltd. (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 10, 2024 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition
Description of the Matter
As described in Note 2m to the consolidated financial statements, the Company derives its revenues mainly from sales of products, related maintenance and support services and professional services. The Company’s contracts with customers often contain multiple performance obligations which are accounted for separately when they are distinct. The Company allocates the transaction price to the distinct performance obligations on a relative standalone selling price basis and recognizes revenue when control is transferred. Product revenues are recognized at the point in time when the product has been delivered. The Company recognizes revenues from maintenance and support services ratably over the term of the applicable maintenance and support agreement. Revenues from professional services are recognized, when the services are provided or once the service term has expired.

Auditing the Company’s revenue recognition was complex due to the subjectivity of the assumptions that were used in developing the stand-alone selling price of distinct performance obligations.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated design and tested the operating effectiveness of internal controls related to the determination of the stand-alone selling prices.

To test management’s determination of stand-alone selling price for each performance obligation, we performed procedures to evaluate the methodology applied. We evaluated the Company's analysis of stand-alone selling price, including reading sample of executed contracts to understand and evaluate management’s identification of significant terms, tested the accuracy of the underlying data and calculations and the application of that methodology to the sampled contracts. We also tested the mathematical accuracy of management’s calculations of revenue and the associated timing of revenue recognized in the financial statements.

Finally, we assessed the appropriateness of the related disclosures in the consolidated financial statements.

We have served as the Company’s auditor since 2006.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
April 10, 2024	A Member of EY Global

Kost Forer Gabbay & Kasierer 144 Menahem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of ALLOT LTD.

Opinion on Internal Control over Financial Reporting

We have audited Allot Ltd. internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Allot Ltd. (the "Company") maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated April 10, 2024, expressed an unqualified opinion thereon.

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

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
April 10, 2024	A Member of EY Global

ALLOT LTD.
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2023	2022
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$14,192	$12,295
Restricted deposits	1,728	1,050
Short-term bank deposits	10,000	68,765
Available-for-sale marketable securities	28,853	4,293
Trade receivables, net (net of allowance for credit losses of $ 25,253 and $ 2,908 on December 31, 2023 and 2022, respectively)	14,828	44,167
Other receivables and prepaid expenses	8,437	7,985
Inventories	11,874	13,262

Total current assets	89,912	151,817

NON-CURRENT ASSETS:
Severance pay fund	395	371
Restricted deposit	158	-
Operating lease right-of-use assets	3,057	5,387
Trade receivables, net	-	4,934
Other assets	704	864
Property and equipment, net	11,189	14,236
Intangible assets, net	915	3,511
Goodwill	31,833	31,833

Total non-current assets	48,251	61,136

Total assets	$138,163	$212,953

The accompanying notes are an integral part of the consolidated financial statements.

F - 5

ALLOT LTD.
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2023	2022
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$969	$11,661
Employees and payroll accruals	12,566	14,149
Deferred revenues	14,892	20,825
Short-term operating lease liabilities	1,453	2,542
Other payables and accrued expenses	9,528	11,424

Total current liabilities	39,408	60,601

LONG-TERM LIABILITIES:
Deferred revenues	7,437	7,285
Long-term operating lease liabilities	702	2,579
Accrued severance pay	1,080	940
Convertible debt	39,773	39,575

Total long-term liabilities	48,992	50,379

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.1 par value - Authorized: 200,000,000 shares at December 31, 2023 and 2022; Issued: 39,192,939 and 38,186,043 shares at December 31, 2023 and 2022, respectively; Outstanding: 38,376,939 and 37,370,043 shares at December 31, 2023 and 2022, respectively	981	954
Additional paid-in capital	312,128	303,298
Treasury share at cost - 816,000 shares at December 31, 2023 and 2022.	(3,998)	(3,998)
Accumulated other comprehensive income	483	(1,254)
Accumulated deficit	(259,831)	(197,027)

Total shareholders' equity	49,763	101,973

Total liabilities and shareholders' equity	$138,163	$212,953

The accompanying notes are an integral part of the consolidated financial statements.

F - 6

ALLOT LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2023	2022	2021
Revenues:
Products	$37,599	$60,980	$88,229
Services	55,551	61,757	57,371
Total revenues	93,150	122,737	145,600

Cost of revenues:
Products	16,693	21,345	31,603
Services	23,771	18,486	12,950
Total cost of revenues	40,464	39,831	44,553

Gross profit	52,686	82,906	101,047

Operating expenses:
Research and development (net of grant participations of $ 3,129, $ 825 and $ 167 for the years ended December 31, 2023, 2022 and 2021, respectively)	39,115	49,800	47,093
Sales and marketing	43,850	49,393	52,337
General and administrative	34,656	15,982	15,145

Total operating expenses	117,621	115,175	114,575

Operating loss	(64,935)	(32,269)	(13,528)
Financial income, net	3,215	2,134	339

Loss before income tax expense	(61,720)	(30,135)	(13,189)
Income tax expense	1,084	1,895	1,851

Net loss	$(62,804)	$(32,030)	$(15,040)

Net loss per share:
Basic and diluted	$(1.66)	$(0.87)	$(0.42)

Weighted average number of shares used in per share computations of net loss:
Basic and diluted	37,911,214	36,975,424	36,050,540

Unrealized gain (loss) on available-for-sale marketable securities	41	(140)	(359)
Net amount reclassified to earnings from available-for-sale marketable securities	-	2	(15)
Total comprehensive gain (loss) from available-for-sale marketable securities	41	(138)	(374)
Unrealized gain (loss) on foreign currency cash flow hedges transactions	(960)	(5,562)	1,269
Net amount reclassified to earnings from hedging transactions	2,656	4,175	(770)
Total comprehensive gain (loss) from hedge transactions	1,696	(1,387)	499

Total other comprehensive income (loss)	1,737	(1,525)	125

Total comprehensive loss	$(61,067)	$(33,555)	$(14,915)

The accompanying notes are an integral part of the consolidated financial statements.

F - 7

ALLOT LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in capital		Accumulated other comprehensive income (loss)		Total shareholders' equity
	Outstanding shares	Amount		Treasury share		Accumulated deficit

Balance as of January 1, 2021	35,382,638	896	283,065	(3,998)	146	(149,957)	130,152

Exercise of share options and restricted share units	1,108,842	33	2,778	-	-	-	2,811
Share-based compensation	-	-	7,960	-	-	-	7,960
Other comprehensive income	-	-	-	-	125	-	125
Net loss	-	-	-	-	-	(15,040)	(15,040)

Balance as of December 31, 2021	36,491,480	929	293,803	(3,998)	271	(164,997)	126,008

Exercise of share options and restricted share units	878,563	25	226	-	-	-	251
Share-based compensation	-	-	9,269	-	-	-	9,269
Other comprehensive loss	-	-	-	-	(1,525)	-	(1,525)
Net loss	-	-	-	-	-	(32,030)	(32,030)

Balance as of December 31, 2022	37,370,043	954	303,298	(3,998)	(1,254)	(197,027)	101,973

Exercise of share options and restricted share units	1,006,896	27	(27)	-	-	-	-
Share-based compensation	-	-	8,857	-	-	-	8,857
Other comprehensive loss	-	-	-	-	1,737	-	1,737
Net loss	-	-	-	-	-	(62,804)	(62,804)

Balance as of December 31, 2023	38,376,939	981	312,128	(3,998)	483	(259,831)	49,763

The accompanying notes are an integral part of the consolidated financial statements.

F - 8

ALLOT LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from operating activities:

Net loss	$(62,804)	$(32,030)	$(15,040)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, amortization and impairment	8,132	7,352	5,575
Share-based compensation	8,845	9,165	8,000
Amortization of issuance costs of Convertible debt	198	171	-
Changes in operating assets and liabilities:
Increase (decrease) in severance pay, net	116	92	(58)
Decrease in other assets, other receivables and prepaid expenses	621	720	5,908
Decrease (increase) in accrued interest and amortization of premium on available-for sale marketable securities	(712)	71	182
Decrease (increase) in operating lease right-of-use asset	2,686	3,126	(4,055)
Increase (decrease) in operating leases liability	(3,322)	(3,131)	3,604
Decrease (increase) in trade receivables	34,273	(11,629)	(16,787)
Decrease (increase) in inventories	1,388	(2,170)	1,494
Decrease in long-term deferred taxes, net	-	-	420
Increase (decrease) in trade payables	(10,692)	7,721	1,848
Increase (decrease) in employees and payroll accruals	(1,571)	(385)	458
Increase (decrease) in deferred revenues	(5,781)	(9,970)	1,640
Decrease in other payables and accrued expenses	(1,113)	(1,668)	(1,559)

Net cash used in operating activities	(29,736)	(32,565)	(8,370)

Cash flows from investing activities:

Decrease (increase) in restricted deposits	(836)	430	(280)
Investment in short-term bank deposits	(15,900)	(130,050)	(82,220)
Withdrawal of short-term bank deposits	74,665	122,220	68,725
Purchase of property and equipment	(2,489)	(5,642)	(7,642)
Investment in available-for sale marketable securities	(46,742)	-	-
Proceeds from sales and maturity of available-for sale marketable securities	22,935	7,030	15,094
Acquisition	-	(500)	-

Net cash provided by (used in) investing activities	31,633	(6,512)	(6,323)

F - 9

ALLOT LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from financing activities:

Proceeds from exercise of share options	-	251	2,811
Issuance of convertible debt	-	39,404	-

Net cash provided by financing activities	-	39,655	2,811

Increase (decrease) in cash and cash equivalents	1,897	578	(11,882)
Cash and cash equivalents at the beginning of the year	12,295	11,717	23,599

Cash and cash equivalents at the end of the year	$14,192	$12,295	$11,717

Supplementary cash flow information:

Cash paid during the year for:

Taxes	$385	$413	$633

Non-cash activity:

Right-of-use assets obtained in the exchange for operating lease liabilities	$356	$196	$6,746

The accompanying notes are an integral part of the consolidated financial statements.

F - 10

ALLOT LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: -	GENERAL

a.
Allot Ltd. (the "Company") was incorporated in November 1996 under the laws of the State of Israel. The Company is engaged in developing, selling and marketing of leading innovative network intelligence (“Allot Smart”) and security solutions (“Allot Secure”) for mobile and fixed service providers as well as enterprises worldwide. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security including mobile security, distributed denial of service (DDoS) protection, IoT security, and more. Allot Smart generates insightful intelligence that allows CSPs to analyze every packet of network, user, application and security data, CSPs can see, control and secure their networks, optimizing performance, minimizing costs and maximizing end-user QoE. Allot Secure provides security service for the mass market and SMB at home, at work and on the go for mobile, fixed and 5G converged networks. Allot Secure enables customers to detect security breaches and protect networks and network users from attacks.

The Company's Ordinary Shares are listed in the NASDAQ Global Select Market under the symbol "ALLT" from its initial public offering in November 2006. Since November 2010, the Company's Ordinary Shares have been listed for trading in the Tel Aviv Stock Exchange as well.

The Company holds twelve wholly-owned subsidiaries (the Company together with its subsidiaries shall collectively be referred to as "Allot"): Allot Communications, Inc. in Burlington, Massachusetts, United-States (the "U.S. subsidiary"), which was incorporated in 1997 under the laws of the State of California, Allot Communication Europe SARL, France (the "European subsidiary"), which was incorporated in 1998 under the laws of France, Allot Communications Japan K.K. in Tokyo, Japan (the "Japanese subsidiary"), which was incorporated in 2004 under the laws of Japan, Allot Communication (UK) Limited (the "UK subsidiary"), which was incorporated in 2006 under the laws of England and Wales, Allot Communications (Asia Pacific) Pte. Ltd. ("the Singaporean subsidiary"), which was incorporated in 2006 under the laws of Singapore, Allot India Private Limited. (the "Indian subsidiary”), which was incorporated in 2012 under the laws of India and commenced its activity in 2013, Allot Communications Africa (PTY) Ltd. (the "African subsidiary”), which was incorporated in 2013 under the laws of South Africa, Allot Communications Spain, S.L. Sociedad Unipersonal (the "Spanish subsidiary”), which was incorporated in 2015 under the laws of Spain, Allot Communications (Colombia) S.A.S (the "Colombian subsidiary”), which was incorporated in 2015 under the laws of Colombia and Allot MexSub (the "Mexican subsidiary"), which was incorporated in 2015 under the laws of Mexico, Allot Turkey Komunikasion Hizmeleri limited (the “Turkish subsidiary”), which was incorporated in 2018 under laws of Turkey, Allot Australia (PTY) LTD (the “Australian subsidiary”), which was incorporated in 2018 under the laws of Australia.

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

The total consideration for the acquisition was $ 3,765, which consisted of $ 3,180 paid in cash, holdback amount summing to $ 303 and additional contingent consideration at a fair value of $ 282 at the Netonomy acquisition date. As of December 31, 2021, the contingent consideration is estimated at a fair value of $ 834, The change in fair value of the contingent consideration was recorded to operating expenses.

According to the agreement, the holdback amount (“Holdback Amount”) summing to $ 1,100 would be held to partially satisfy any claims for indemnification. Such amount shall be paid in three installments consisting 40%, 40% and 20% of the Holdback amount following the first, second and 30-months anniversaries of the Closing Date, respectively. Notwithstanding the aforementioned, a sum of $ 797 out of the Holdback amount shall be paid provided that certain employees keep working in the Company during the here mentioned periods (“the Restricted Holdback Amount”). As of December 31, 2023 the Company has no Holdback liability.

In this agreement, the contingent consideration was payable over a two-and-a-half-year term, starting April 1, 2018 and ending September 30, 2020 ("Contingent Consideration Period") depending on the Company’s revenues from Netonomy’s technology, and has payments cap of $ 1,100. A maximum sum of $ 797 out of the contingent consideration amount shall be paid provided that certain employees keep working in the Company during the mentioned period. The obligations in respect of the holdback amount and the contingent consideration are presented under other payables and accrued expenses.

As of December 31, 2023, the Contingent Consideration Period ended however, part of Contingent Consideration was not settled yet. See Note 12b.

ALLOT LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: -	GENERAL (Cont.)

b.
On December 18, 2022 (the "Keepers acquisition date"), the Company entered into an Bussines combination (the "Keepers PPA") with the shareholders of Keepers Child Safety Ltd. ("Keepers") a private company which has a business of developing and marketing software to protect children from digital online threats.

The total consideration for the acquisition was $ 1,152, which consisted of $ 500 paid in cash and an additional contingent consideration estimated at fair value of $ 652 at the Keepers acquisition date. As of December 31, 2023, the contingent consideration is estimated at fair value of $ 0.

The contingent consideration consists of two components: (a) $ 1,000 paid against actual income. (b) All expected revenues exceeding $ 1,000 multiplied by 3.0% limited for the period of 10 years as of Valuation Date.

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

During 2023, the Company reassess it’s research and development projects in order to focuse it’s available resources. As a result of this assessment, management decided to stop further development of the Keepers technology and abandon the technology. As a result, the Company recorded an impairment for the year ended December 31, 2023, in the amount of $870.

Since the Company abandon the technology, management estimate that as of December 31, 2023, the contingent consideration relating with the acquisition of Keppers has fair value of $0.

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

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Accounting Standards Codification No. 830, "Foreign Currency Matters" ("ASC No. 830"). All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate. Financial gains and (losses) related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies for the years ended December 31, 2023, 2022, and 2021 amounted to $ 378, $ 442 and $ (454), respectively.

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

ALLOT LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Restricted deposits:

Restricted deposits consists of depoisits used as security for the company’s transactions with customers, hedging transactions and lease agreements. As of December 31, 2023 and 2022, restricted deposits were mainly denominated in U.S. dollars, amounted to $ 1,886 and $1,050, respectively, and bore a weighted average interest rate of 4.77% and 5.55%, respectively.

f.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year at the balance sheet date. The deposits are in dollars and bear interest at an annual weighted average rate of 6.58% and 4.05% on December 31, 2023 and 2022, respectively.

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

The following table displays a rollforward of the total allowance for credit losses for the years ended December 31, 2023, 2022, and 2021.

	2023	2022	2021

Total allowance for credit losses – January 1	2,908	2,398	2,309
Current-period provision for expected credit losses	22,563	823	293
Write-offs	(145)	(64)	(9)
Recoveries collected	(73)	(249)	(195)

Total allowance for credit losses – December 31	25,253	2,908	2,398

During 2023, the Company recognized $ 22,563 increase in the credit losses provision. This increase was primarily due to management’s estimation regarding the deterioration in the economic conditions of four customers, mainly in Africa, during 2023 and their ability to repay their outstanding debt.

ALLOT LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Marketable securities:

Marketable securities consist mainly of government bonds. The Company determines the appropriate classification of marketable securities at the time of purchase and re-evaluates such designation at each balance sheet date. In accordance with FASB ASC No. 320 “Investments- Debt and Equity Securities,” the Company classifies marketable securities as available-for-sale. Available-for-sale securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity, net of taxes. Realized gains and losses on sales of marketable securities, as determined on a specific identification basis, are included in financial income, net. The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in financial income, net. The Company has classified all marketable securities as short-term, even though the stated maturity date may be one year or more beyond the current balance sheet date, because it is probable that the Company will sell these securities prior to maturity to meet liquidity needs or as part of risk versus reward objectives.

Available-for-sale debt securities with an amortized cost basis in excess of estimated fair value are assessed to determine what amount of that difference, if any, is caused by expected credit losses.

The Company periodically evaluates its available-for-sale debt securities for impairment. If the amortized cost of an individual security exceeds its fair value, the Company considers its intent to sell the security or whether it is more likely than not that it will be required to sell the security before recovery of its amortized basis. If either of these criteria are met, the Company writes down the security to its fair value and records the impairment charge in interest and other income, net in the Consolidated Statements of Operations. If neither of these criteria are met, the Company determines whether credit loss exists.

Expected credit losses on available-for-sale debt securities are recognized in interest and other income (expense), net, on the Company’s consolidated statements of income (loss), and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in Shareholder's equity. As of December 31, 2023 and 2022, no credit loss impairment was recorded regarding the available for sale marketable securities.

ALLOT LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Inventories:

Inventories are stated at the lower of cost or net realizable value. Inventory write-offs are provided to cover risks arising primarily from end of life products and from slow-moving items, technological obsolescence, and excess inventory. Inventory net write-offs during the years ended December 31, 2023, 2022 and 2021 amounted to $ 1,558, $ 905 and $ 4,593, respectively, and were recorded in cost of revenues.

Provision for slow moving inventory as of December 31, 2023 and 2022 amounted to $ 8,895 and $ 8,862, respectively.

Inventory cost is determined using the weighted average cost method.

j.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Lab equipment	16 - 25
Computers and peripheral equipment	33
Office furniture	6
SECaaS equipment *	16
Leasehold improvements	Over the shorter of the term of the lease or the useful life of the asset

* SECaaS equipment – the equipment used for SECaaS revenues

k.	Goodwill:

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

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If the Company elects not to use this option, or if the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company prepares a quantitative analysis to determine whether the carrying value of reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, the Company recognizes an impairment of goodwill for the amount of this excess.

ALLOT LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company operates in one operating segment, and this segment comprises its only reporting unit. The Company has performed an annual impairment analysis as of December 31, 2023 and determined that the carrying value of the reporting unit was lower than the fair value of the reporting unit. Fair value is determined using market value. During the years 2023, 2022 and 2021, no impairment losses were recorded.

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

The Company has performed an annual impairment analysis as of December 31, 2023 and determined that there were circumstances indicating the asset’s carrying value may not be recoverable. During the year 2023, impairment losses were recorded in the amount of $ 1,614. During the years 2022 and 2021, no impairment losses were recorded.

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

The Company also enters service contracts, in which the Company provides security as a service (SECaaS) solution to operators, which the Company considers as its customers. The Company's security as a service solution is offered to operators on a Revenue Share business model, where both the Company and the operator share the revenue generated from the operator's subscribers or a monthly fee per user. Most of the Company's security as a service contracts contain a single performance obligation comprised of series of distinct goods and services satisfied over time. The contracts consideration is based on usage by the operator's subscribers. As such, the Company allocates the variable consideration in those contracts to distinct service periods in which the service is provided and recognizes revenue for each distinct service period.

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

The portion of the transaction price allocated to remaining performance obligations represents contracts that have not yet been recognized that include deferred revenue and amounts not yet received that will be recognized as revenue in future periods. As of December 31, 2023, the aggregate amount of the transaction price allocated to remaining performance obligations that the Company expects to recognize is $ 59 million of which approximately $ 39 million is estimated to be recognized before December 31, 2024 and approximately $ 20 million is estimated to be recognized after December 31, 2024.

The Company pays sales commissions to sales and marketing personnel based on their certain predetermined sales goals. The company evaluates its commission and capitalize only incremental commissions costs which are considered recoverable costs of obtaining a contract with a customer. These capitalized sales commissions costs are amortized over a period of benefit which is typically over the term of the customer contracts as initial commission rates are commensurate with the renewal commission rates. Amortization expenses related to these costs are included in sales and marketing expenses in the consolidated statements of operations. For the year ended December 31, 2023 and December 31, 2022 , the deferred commission was $1,572 and $1,863 accordingly. The amortization of deferred commission for 2023, 2022 and 2021 were $1,239, $1,296 and $1,394. The Company uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

The Company estimated variable consideration related to product returns based on its experience with historical product returns and other known factors. Such provisions amounted to $90 and $90 as of December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, this provision was recorded as part of other payables and accrued expenses.

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

Severance expense for the years ended December 31, 2023, 2022 and 2021, amounted to $ 6,057, $ 3,516 and $ 2,456, respectively. During 2023, the Company implemented a cost reduction plan which included separation of employees which derived the 2023 severance exepenses.

ALLOT LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Accounting for share-based compensation:

The Company accounts for share-based compensation in accordance with Accounting Standards Codification No. 718, "Compensation - Stock Compensation" ("ASC No. 718") that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of comprehensive loss. For graded vesting with only service condition the Company recognizes compensation expenses for the value of its awards based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures.

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

The following table sets forth the total share-based compensation expense resulting from share options, restricted share units and Phantoms granted to employees included in the consolidated statements of comprehensive loss, for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2023	2022	2021

Cost of revenues	$1,219	$1,133	$581
Research and development	3,010	3,168	2,499
Sales and marketing	2,651	2,943	3,212
General and administrative	1,965	1,921	1,708

Total share-based compensation expense	$8,845	$9,165	$8,000

During 2023, 2022 and 2021 no options were granted by the Company.

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

The expected annual pre-vesting forfeiture rate affects the number of vested RSUs. Based on the Company's historical experience, the pre-vesting is in the range of 0%-30% in the years 2023, 2022 and 2021.

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

The Company's trade receivables are derived from sales to customers located in EMEA, as well as in APAC, Latin America and the United States. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its customers and establishes an allowance for credit losses on a specific basis. Allowance for credit losses amounted to $ 25,253 and $ 2,908 as of December 31, 2023 and 2022, respectively. See note 2g above.

ALLOT LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of 31.12.2023 we have past due of $2 million.

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

Grants from the Israel Innovation Authority (IIA):

Participation grants from the Israel Innovation Authority (Previously known as the Office of the Chief Scientist) for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development non royalty bearing grants recognized amounted to $ 552, $ 539 and $ (42) in 2023, 2022 and 2021, respectively.

Grants from the Spain Tax Authorities:

Participation grants from the Spain Tax Authorities for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development non royalty bearing grants recognized amounted to $ 2,577 and $ 286 in 2023 ,2022 respectively.

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

For the years ended December 31, 2023, 2022 and 2021, all outstanding options and RSUs have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive. The amount of those options and RSU’s was: 2,665,194, 2,735,125, 2,613,894 respectively.

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

The following table shows the components and the effects on net loss of amounts reclassified from accumulated other comprehensive loss as of December 31, 2023:

	Year ended December 31, 2023
	Unrealized gain (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Total

Balance as of December 31, 2022	$(40)	$(1,214)	$(1,254)
Changes in other comprehensive loss before reclassifications	41	(960)	(919)
Amounts reclassified from accumulated other comprehensive loss to:
Cost of revenues	-	475	475
Research and development	-	1,198	1,198
Sales and marketing	-	542	542
General and administrative	-	441	441

Net current-period other comprehensive loss	41	1,696	1,737

Balance as of December 31, 2023	$1	$482	$483

There was no income tax expense or benefit allocated to other comprehensive income, including reclassification adjustments for the year ended December 31, 2023.

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

The Company's earn-out considerations were classified within Level 3. This year, the valuation methodology used by the Company to calculate the fair value consideration is the discounted cash flow using purchase method by taking into account, forecast future revenues. According to the management there are no estimation for future revenues and therefore the earn-out fair value measurement is nil. As of December 31, 2022 the fair value of the earn-out was $ 656.

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

Payments under our lease arrangements are primarily fixed, however, certain lease agreements include rental payments that are adjusted periodically for the consumer price index ("CPI"). The ROU and lease liability were calculated using the CPI as of the commencement date and will not be subsequently adjusted, unless the liability is reassessed for other reasons. Other variable lease payments are primarily comprised of payments affected by common area maintenance and utility charges.

ALLOT LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ab.	Warranty costs:

The Company generally provides three months software and a one-year hardware assurance for its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's experience. Warranty expenses for the years ended December 31, 2023, 2022 and 2021 were immaterial.

ac.	Recently Adopted Accounting Pronouncements:

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. Specifically, the new guidance requires disclosure, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker, and an amount for other segment items by reportable segment, with a description of its composition. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, and provide new segment disclosure requirements for entities with a single reportable segment. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of the amendments to its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this update require entities to disclose specific categories in the effective tax rate reconciliation and provide additional information for reconciling items where the effect of those reconciling items is equal to or greater than 5% of the amount computed by multiplying pretax income/loss by the applicable statutory income tax rate. In addition, entities are required to disclose the year-to-date amount of income taxes paid (net of refunds received) disaggregated by jurisdictions. This ASU is effective for annual periods beginning after December 15, 2024 with early adoption permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statements and related disclosures.

ALLOT LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: -	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31, 2023				December 31, 2022
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Available-for-sale - matures within one year:
Governmental debentures	$28,495	$9	$-	$28,504	$-	$-	$-	$-
Corporate debentures	357	-	(8)	349	4,029	-	(37)	3,992

	28,852	9	(8)	28,853	4,029	-	(37)	3,992
Available-for-sale - matures after one year through three years:
Governmental debentures	-	-	-	-	-	-	-	-
Corporate debentures	-	-	-	-	304	-	(3)	301

	-	-	-	-	304	-	(3)	301

	$28,852	$9	$(8)	$28,853	$4,333	$-	$(40)	$4,293

As of December 31, 2023, the Company had no investments with a significant unrealized loss for more than 12 months.

As of December 31,2023, no credit loss impairment was recorded regarding the available for sale marketable securities.

NOTE 4: -	FAIR VALUE MEASUREMENTS

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

The Company's financial net assets measured at fair value on a recurring basis, including accrued interest components, consisted of the following types of instruments as of December 31, 2023 and 2022, respectively:

	As of December 31, 2023
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale marketable securities	$-	$28,853	$-	$28,853
Foreign currency derivative contracts	-	650	-	650

Liabilities:
Earn-out liability	-	-	-	-
Foreign currency derivative contracts	-	(106)	-	(106)

Total financial net assets	$-	$29,397	$-	$29,397

	As of December 31, 2022
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Assets:
Available-for-sale marketable securities	$-	$4,293	$-	$4,293
Foreign currency derivative contracts	-	23	-	23

Liabilities:
Earn-out liability	-	-	(656)	(656)
Foreign currency derivative contracts	-	(901)	-	(901)

Total financial net assets	$-	$3,415	$(656)	$2,759

Fair value measurements using significant unobservable inputs (Level 3):

Balance at January 1, 2023	$656

Earn Out liability – Keepers	(656)

Balance at December 31, 2023	$-

ALLOT LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5: -	DERIVATIVE INSTRUMENTS

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

The Company records all derivatives on the consolidated balance sheets at fair value in accordance with ASC No. 820 at Level 2. Cash flow hedges are recorded in other comprehensive income (loss) until the hedged item is recognized in earnings. The Company does not enter into derivative transactions for trading purposes. The net income (loss) recognized in "Financial income (expense), net" during the years ended December 31, 2023, 2022 and 2021 was $(42), $1,520 and $1,272, respectively.

The Company had a net unrealized gain (loss) associated with cash flow hedges of $ 482 and $(1,214) recorded in other comprehensive loss as of December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, the Company had outstanding hedge transactions in the net amount of $ 17,245 and $ 33,711, respectively.

The fair value of the outstanding foreign exchange contracts recorded by the Company on its consolidated balance sheets as of December 31, 2023 and 2022, as assets and liabilities are as follows:

Foreign exchange forward and		December 31,
options contracts	Balance sheet	2023	2022

Fair value of foreign exchange hedge transactions	Other receivables and prepaid expenses	$537	$12
Fair value of foreign exchange hedge transactions	Other payables and accrued expenses	(55)	(838)

Total derivatives designated as hedging instruments	Other Comprehensive profit (loss)	$482	$(1,214)

Gain or loss on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive loss to cost of revenues for the years ended December 31, 2023, 2022 were $ (474) and $ (503), respectively. The amount reclassified from other comprehensive loss to Research and development expenses for the years ended December 31, 2023, 2022 were $ (1,196) and $ (1,955), respectively. The amount reclassified from other comprehensive loss to Sales and marketing expenses for the years ended December 31, 2023, 2022 were $ (540) and $ (1,210), respectively.

ALLOT LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5: -	DERIVATIVE INSTRUMENTS (Cont.)

The amount reclassified from other comprehensive loss to General and administrative expenses for the years ended December 31, 2023, 2022 were $ (440) and $ (509), respectively.

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

As of December 31, 2023 and 2022, the Company’s outstanding non-hedge transactions were $ 12,459 and $ 11,949, respectively.

The fair value of the outstanding non-designated foreign exchange contracts recorded by the Company on its consolidated balance sheets as of December 31, 2023 and 2022, as assets and liabilities are as follows:

Foreign exchange forward and		December 31,
options contracts	Balance sheet	2023	2022

Fair value of foreign exchange non-designated hedge transactions	Other receivables and prepaid expenses	$113	$11
Fair value of foreign exchange non-designated hedge transactions	Other payables and accrued expenses	(51)	(63)

Total derivatives non-designated as hedging instruments		$62	$(52)

NOTE 6: -	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2023	2022

Prepaid expenses	$5,890	$4,560
Government authorities	988	2,108
Accrued interest	591	1,059
Foreign currency derivative contracts	650	23
Short-term deposits	145	163
Others	173	72

	$8,437	$7,985

ALLOT LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7: -	INVENTORIES

	December 31,
	2023	2022

Raw materials	$1,656	$2,003
Finished goods	10,218	11,259

	$11,874	$13,262

As of December 31, 2023 and 2022, the finished products line item above includes deferral of the cost of goods sold for which revenue was not yet recognized in the amount of approximately $ 1,788 and $ 1,729, respectively.

NOTE 8: -	PROPERTY AND EQUIPMENT, NET

	December 31,
	2023	2022
Cost:
Lab equipment	$12,750	$19,711
Computers and peripheral equipment	11,353	11,856
Office furniture and equipment	1,438	1,568
Leasehold improvements	2,990	3,039
SECaaS equipment	8,036	7,722

	36,567	43,896
Accumulated depreciation:
Lab equipment	9,835	16,037
Computers and peripheral equipment	9,041	8,239
Office furniture and equipment	535	589
Leasehold improvements	1,692	1,453
SECaaS equipment	4,275	3,342

	25,378	29,660

Depreciated cost	$11,189	$14,236

Depreciation expense for the years ended December 31, 2023, 2022 and 2021 was $ 5,536, $ 6,406 and $ 4,635, respectively.

ALLOT LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: -	INTANGIBLE ASSETS, NET

a.	The following table shows the Company's intangible assets for the periods presented:

	December 31,
	2023	2022
Gross Carrying Amount:

Technology	$10,113	$10,113
Backlog	1,877	1,877
Customer relationships	3,592	3,592
Software license	1,651	1,651
IP R&D	3,659	3,659

	$20,892	$20,892
Accumulated amortization:

Technology	$10,113	$9,117
Backlog	1,877	1,877
Customer relationships	3,592	3,592
Software license	1,651	660
IP R&D	2,744	2,135

	$19,977	$17,381

Net Carrying Amount:	$915	$3,511

b.	Amortization expense for the years ended December 31, 2023, 2022 and 2021 were $ 982, $ 946 and $ 940, respectively.

c.	Estimated amortization expense for the years ending:

Year ending December 31,

2024	$610
2025	305

Total	$915

ALLOT LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: -	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2023	2022

Accrued expenses	$5,964	$7,056
Deferred revenues from IIA	302	110
Onerous contract liability	551	-
Government authorities	2,108	1,955
Foreign currency derivative contracts	106	901
Holdback and contingent earnout	299	1,216
Provision for returns	90	90
Others	108	96

	$9,528	$11,424

NOTE 11: -	LEASES

The Group's facilities are leased under several lease agreements.

In addition, the Company has various operating lease agreements with respect to motor vehicles.

Lease expenses of office rent and vehicles for the years ended December 31, 2023, 2022 and 2021 were approximately $ 3,545, $ 3,784 and $ 3,141, respectively. Expenses for short- term leases in 2023 were $ 229, $ 82 and $ 92, respectively. Variable lease costs for the years ended December 31, 2023, 2022 and 2021 were $ 831, $ 813 and $732, respectively.

The following table represents the weighted-average remaining lease term and discount rate:

	Year ended December 31,
	2023	2022

Weighted average remaining lease term	1.5 years	2.1 years
Weighted average discount rate	2.10%	1.49%

The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

Cash paid for amounts included in measurement of lease liabilities during the years ended 2023, 2022 and 2021 were $4,152, $2,843, and $3,253, respectively.

ALLOT LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: -	LEASES (Cont.)

Maturities of operating lease liabilities were as follows:

Year ending December 31,
2024	$1,465
2025	673
2026	64

Total lease payments	2,202

Less - imputed interest	(47)

Present value of lease liabilities	$2,155

The Company elected to not recognize a lease liability and a right-of-use (“ROU”) asset for leases with a term of twelve months or less During the years ended December 31, 2023, 2022 and 2021 the short-term maturities of operating lease liabilities with a term of twelve months or less were $ 195, $ 126 and $ 116.

NOTE 12: -	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Liens and guarantees:

As of December 31, 2023, the Company has provided bank guarantees in respect of performance obligation to customers in an aggregate amount of approximately $ 903, in addition to bank guarantees in favor of leases agreements in an aggregate amount of approximately $ 398.

b.	Litigations:

On November 2, 2021 two founders and six employees of Netonomy Ltd., a company acquired by Allot in January, 2018, filed a civil claim against Allot (the “plaintiffs”), alleging that Allot breached certain clauses of the share acquisition agreement claiming damages in the amount of app. $ 834. Allot has filed its defense statement refuting all claims and denying any breach and obligation to compensate. As of December 31, 2022, the results of this claim were uncertain. On March 6, 2023 the Company signed a settlement agreement with the two founders according to which the Company paid both founders an amount of $ 260 and the founders waived their claim.

There are ongoing legal proceedings against the rest.

ALLOT LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: -	SHAREHOLDERS' EQUITY

a.	Company's shares:

As of December 31, 2023, the Company's authorized share capital consists of NIS 20,000,000 divided into 200,000,000 Ordinary Shares, par value NIS 0.1 per share. Ordinary Shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends if declared.

b.	Share option plan:

A summary of the Company's share option activity, pertaining to its option plans for employees and related information is as follows:

	Year ended December 31,
	2023		2022		2021
	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price

Outstanding at beginning of year	487,839	$5.96	675,986	$7.99	1,134,256	$7.68
Forfeited	(72,480)	$9.04	(139,494)	$16.08	(30,861)	$16.78
Exercised	(1,364)	$0.03	(48,653)	$5.01	(427,409)	$6.54

Outstanding at end of year	413,995	$5.44	487,839	$5.96	675,986	$7.99

Exercisable at end of year	413,995	$5.44	487,839	$5.96	660,986	$8.04

Vested and expected to vest	413,995	$5.44	487,839	$5.96	675,584	$7.99

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing share price on the last trading day of the fiscal years 2023, 2022 and 2021 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders if all option holders exercised their options on December 31, 2023, 2022 and 2021, respectively. This amount may change based on the fair market value of the Company's share. The total intrinsic value of options outstanding as of December 31, 2023, 2022 and 2021, were $ 0, $ 10 and $ 3,481, respectively.

The total intrinsic value of exercisable options as of December 31, 2023, 2022 and 2021, were approximately $ 1, $ 10 and $ 3,392 , respectively. The total intrinsic value of options vested and expected to vest as of December 31, 2023, 2022 and 2021, were approximately $ 0, $ 10 and $ 3,479, respectively. The total intrinsic value of options outstanding as of December 31, 2023, 2022 and 2021, were approximately $ 0, $ 10 and $ 3,481, respectively.

ALLOT LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: -	SHAREHOLDERS' EQUITY (Cont.)
The total intrinsic value (the difference between the Company's closing share price on the exercise date and the exercise price) of options exercised during the years ended December 31, 2023, 2022 and 2021 were approximately $ 93, $ 93 and $ 4,113 , respectively. The number of options vested during the year ended December 31, 2023, was 0. The weighted-average remaining contractual life of the outstanding options as of December 31, 2023, is 0.51 years. The weighted-average remaining contractual life of exercisable options as of December 31, 2023, is 0.51 years.

The following provides a summary of the restricted share unit activity for the Company for the two years ended December 31, 2023:

	Year ended December 31,
	2023		2022
	Number of shares upon exercise	Weighted average share price	Number of shares upon exercise	Weighted average share price

Outstanding at beginning of year	2,255,620	$8.52	1,937,908	$12.92
Granted	1,330,500	$2.47	1,473,400	$5.22
Vested	(1,005,532)	$2.19	(829,910)	$15.82
Forfeited	(316,889)	$2.38	(325,778)	$5.78

Unvested at end of year	2,263,699	$4.95	2,255,620	$8.52

As of December 31, 2023, $ 8,134,803 unrecognized compensation cost related to RSUs is expected to be recognized over a weighted average vesting period of 1.62 years.

Under the terms of the above option plans, options may be granted to employees, officers, directors and various service providers of the Company and its subsidiaries. The options vest over a four-year period, subject to the continued employment of the employee. The options generally expire no later than ten years from the date of the grant. The exercise price of the options at the date of grant under the plans may not be less than the nominal value of the shares into which such options are exercised, any options, which are forfeited or cancelled before expiration, become available for future grants. As of December 31, 2023, 252,548 Ordinary shares are available for future issuance under the option plans.

The Company granted 1,330,500 and 1,473,400 RSUs in 2023 and 2022, respectively under the 2016 option plan. RSUs vest over a period of between three to four years, subject to the continued employment of the employee. RSUs that are cancelled or forfeited become available for future grants.

NOTE 14: -	TAXES ON INCOME

a.	Corporate tax rates:

The Israeli corporate income tax rate was 23% in 2023, 2022 and 2021.

ALLOT LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14: -	TAXES ON INCOME (Cont.)
b.	Foreign Exchange Regulations:

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

c.	Pre-tax income (loss) is comprised as follows:

	Year ended December 31,
	2023	2022	2021

Domestic	$(64,360)	$(32,826)	$(15,419)
Foreign	2,640	2,691	2,230

	$(61,720)	$(30,135)	$(13,189)

ALLOT LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14: -	TAXES ON INCOME (Cont.)

d.	A reconciliation of the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expenses is as follows:

	Year ended December 31,
	2023	2022	2021

Loss before taxes on income	$(61,720)	$(30,135)	$(13,189)

Theoretical tax income computed at the Israeli statutory tax rate (23% for the years 2023, 2022 and 2021, respectively)	$(14,196)	$(6,931)	$(3,034)

Changes in valuation allowance	13,131	4,116	2,604

Write off of prepaid and withholding taxes	749	1,388	875
Foreign tax rates differences related to subsidiaries	20	46	14
Non-deductible expenses and exempt income	(269)	512	71
Capital note and inter-company balances release taxes	-	544	100
Other expenses and Exchange rate differences	(37)	195	488
Non-deductible share-based compensation expense	1,586	1,925	633
Change in uncertain tax positions	100	100	100

Actual tax expense	$1,084	$1,895	$1,851

ALLOT LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14: -	TAXES ON INCOME (Cont.)

e.	Taxes on income

Income tax expense is comprised as follows:

	Year ended December 31,
	2023	2022	2021

Current taxes	$248	$391	$334
Deferred taxes expense	-	-	420
Taxes in respect of previous years	(13)	16	122
Write off of prepaid and withholding taxes	749	1,388	875
Change in expense associated with tax positions for current year	100	100	100

	$1,084	$1,895	$1,851

Taxes on income by jurisdiction were as follows:

	Year ended December 31,
	2023	2022	2021

Domestic	$822	$1,129	$973
Foreign	262	766	878

Total	$1,084	$1,895	$1,851

Domestic
Taxes in respect of previous years	$-	$(20)	$37
Write off of prepaid and withholding taxes	822	1,149	936

Total Domestic	$822	$1,129	$973

Foreign
Current taxes	$248	$391	$334
Deferred taxes expense	-	-	420
Taxes in respect of previous years	(13)	36	85
Write off of prepaid and withholding taxes	(73)	239	(61)
Change in expense associated with tax positions for current year	100	100	100

Total foreign	$262	$766	$878

Total income tax expense (benefit)	$1,084	$1,895	$1,851

ALLOT LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14: -	TAXES ON INCOME (Cont.)

f.	Net operating losses carry forward:

The Company has accumulated net operating losses for Israeli tax purposes as of December 31, 2023, in the amount of approximately $ 118,905, which may be carried forward and offset against taxable income in the future for an indefinite period. As of December 31, 2023, the Company recorded a full valuation allowance with respect to its net deferred tax assets in Allot Ltd. and wrote-off prepaid and withholding taxes of $ 6,297 as the Company does not expect to utilize these tax assets in the near future. In addition, the Company has accumulated capital losses for tax purposes as of December 31, 2023, of approximately $ 27,191, which may be carried forward and offset against taxable capital gains in the future for an indefinite period. Management currently believes that since the Company has a history of losses, and uncertainty with respect to future taxable income, it is more likely than not that the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future. Thus, a valuation allowance was provided to reduce deferred tax assets to their realizable value.

The U.S. subsidiary has accumulated losses for U.S. federal income tax return purposes of approximately $ 1,615 and $ 5,414 for state taxes. The federal accumulated losses for tax purposes expire between 2027 and 2038. As of December 31, 2023, the Company recorded a valuation allowance with respect to its deferred tax assets in the US Subsidiary.

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

ALLOT LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14: -	TAXES ON INCOME (Cont.)

g.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income taxes are as follows:

	December 31,
	2023	2022
Deferred tax assets:
Operating and capital loss carryforwards	$34,420	$25,962
Research and development	8,423	10,260
Employee benefits	1,522	1,286
Intangible assets	353	77
Operating lease liabilities	496	1,178
Stock based compensation expenses	1,733	1,481
Onerous contract	127	-
Prepaid and withholding taxes	6,297	5,702
Other temporary differences	543	563

Deferred tax asset before valuation allowance	53,914	46,509
Valuation allowance	(49,928)	(41,917)
Deferred tax asset net of valuation allowance	3,986	4,592

Deferred tax liability:
Intangible assets	3,284	3,354
Operating lease right-of-use assets	702	1,239

Net deferred tax asset	$-	$-

As of December 31, 2023, the Company has provided a valuation allowance of approximately $50 million in respect of the Company’s deferred tax assets resulting from tax loss carryforwards and other temporary differences. Realization of deferred tax assets is dependent upon future earnings, if any, the time and amount of which are uncertain. As the Company has accumulated net operating losses for Israeli tax purposes as of December 31, 2023, in the amount of approximately $118,905, so it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the future. Therefore, a valuation allowance was recorded to reduce the deferred tax assets to nil.

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

ALLOT LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14: -	TAXES ON INCOME (Cont.)

As of December 31, 2023, $ 5,220 of undistributed earnings held by the Company’s foreign subsidiaries are designated as indefinitely reinvested. If these earnings were re-patriated to Israel, they would be subject to income taxes and to an adjustment for foreign tax credits and foreign withholding taxes in the amount of $771. The Company did not recognize deferred taxes liabilities on undistributed earnings of its foreign subsidiaries, as the Company intends to indefinitely reinvest those earnings.

h.	As of December 31, 2023 and 2022, the Company have an outstanding provision for uncertain tax position in the amount of $ 1,043 and $ 943, respectively.

The Company conducts business globally and, as a result, the Company or one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Israel, France, Spain, Japan and the United States. With a few exceptions, the Company is no longer subject to Israeli tax assessment through the year 2020 and the Spanish and U.S. subsidiaries have final tax assessments through 2018 and 2019, respectively.

NOTE 15: -	GEOGRAPHIC INFORMATION

Allot operates in a single reportable segment. Revenues are based on the location of the Company's channel partners which are considered as end customers, as well as direct customers of the Company:

	Year ended December 31,
	2023	2022	2021

Europe	$39,945	$41,773	$58,414
Asia and Oceania	20,547	29,888	44,227
Americas	16,542	21,791	19,391
Middle East and Africa (*)	16,116	29,285	23,568

	$93,150	$122,737	$145,600

(*) As of December 31, 2023, 2022 and 2021, 1% from total revenues represent revenues in Israel

ALLOT LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15: -	GEOGRAPHIC INFORMATION (Cont.)

The following table sets forth the customers that represented 10% or more of the Company’s total revenues in each of the periods set forth below:

	Year ended December 31,
	2023	2022	2021

1st Customer	15%	-	11%

	15%	-	11%

A total percentage of 77%, 77% and 72% of the Company’s revenues for the years ended December 31, 2023, 2022 and 2021, respectively are attributed to network intelligence solutions, while 23%, 23% and 28% are attributed to security solutions for the years ended December 31, 2023, 2022 and 2021, respectively.

The following presents total long-lived assets, including right-of-use assts, as of December 31, 2023 and 2022:

	December 31,
	2023	2022
Long-lived assets:
Israel	$13,431	$18,472
Other	815	1,151

	$14,246	$19,623

NOTE 16: -	FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2023	2022	2021

Financial income:
Interest income	$2,341	$1,880	$1,045
Amortization/accretion of premium/discount on marketable securities, net	732	-	-
Exchange rate differences and other	214	292	-

Financial expenses:
Exchange rate differences and other	-	-	630
institutions interest Expenses	72	-	-
Amortization/accretion of premium/discount on marketable securities, net	-	38	76

	$3,215	$2,134	$339

ALLOT LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17: -	RELATED PARTIES BALANCES AND TRANSACTIONS

a.
The Company acquired services from Galil Software Ltd. (“Galil”), a related party as part of a service agreement between them which was approved by the board of directors of the Company. Galil is owned by a member of the board of directors of the Company. The Company recorded expenses related to services received from Galil amounting to approximately $ 325 and $ 993 for the years ended December 31, 2023 and 2022, respectively.

In addition, as of December 31, 2023 and 2022, the Company had outstanding balances due to Galil in amounts of $ 24 and $ 93, respectively.these balances are presented in other payables account on the balance sheet.

b.
Lynrock Lake Master Fund LP (“Lynrock”) is a Major Sharholder of the Company’s ordinary shares as of December 31, 2023 and 2022. As of December 31, 2023, the Company had an outstanding senior unsecured promissory note in an aggregate principal amount of $ 40,000 (the “Note”) issued to Linrock, see note 18 below. The Company recorded amortization expenses related to the issuance costs of the notes during the years ended December 31, 2023 and 2022, in amountes of $ 198 and $ 171, respectively.

In addition, as of December 31, 2023 and 2022, the Company had Convertible debt balances due to its Note in amounts of approximately $ 39,773 and $ 39,575, respectively.

NOTE 18: -	CONVERTIBLE NOTES

On February 14, 2022, the Company issued to Lynrock a senior unsecured promissory note in an aggregate principal amount of $ 40,000. The Note is convertible into the company's ordinary shares at an initial conversion rate of 97.0874 ordinary shares per $1,000 of the principal amount being converted (based on an initial conversion price equal to $10.30 per ordinary share). The conversion price decreases by up to two $1 increments if the company elects to extend the maturity of the Note by up to two successive years following the initial maturity date of February 14, 2025.

In event of a change of control (as defined in the note), the holder of the note has the right to require the company to convert all or a portion of the note to ordinary shares or redeem all (but not less than all) of the outstanding principal amount of the note.

In the event of such a conversion or redemption in connection with a change in control, the company will also be required to pay the holder an amount in cash equal to 6% per annum on the then-outstanding principal amount of the note from the date of such conversion or redemption trough the maturity date, as it may have been extended.

ALLOT LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18: -	CONVERTIBLE NOTES (Cont.)

The Convertible Notes consisted of the following as of December 31, 2023 and 2022:

	December 31,
	2023	2022
Liability:
Principal	$40,000	$40,000
Unamortized issuance costs	(227)	(425)

Net carrying amount	$39,773	$39,575

As of the issuing date, the company recorded the issuance costs related to the Note in amount of $596 as a deduction of the liability which will be amortized over 3 years with an annual effective interest rate of the net liability is 0.14%.

The company recorded amortization expenses related to the issuance costs during the years ended December 31, 2023 and 2022 in amountes of $ 198 and $ 171, respectively.