Form 20-F
period 2024-12-31
Allot Ltd.
filed 2025-03-27
CIK 1365767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or ordinary shares as of December 31, 2024:

39,530,993 ordinary shares, ILS 0.10 par value per share

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

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

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

TABLE OF CONTENTS

PART I	6
ITEM 1: Identity of Directors, Senior Management and Advisers	6
ITEM 2: Offer Statistics and Expected Timetable	6
ITEM 3: Key Information	6
A. [Reserved]	6
B. Capitalization and Indebtedness	6
C. Reasons for Offer and Use of Proceeds	6
D. Risk Factors	6
ITEM 4: Information on Allot	32
A. History and Development of Allot	32
B. Business Overview	32
C. Organizational Structure	42
D. Property, Plant and Equipment	43
ITEM 4A: Unresolved Staff Comments	43
ITEM 5: Operating and Financial Review and Prospects	43
A. Operating Results	43
B. Liquidity and Capital Resources	48
C. Research and Development, Patents and Licenses	50
D. Trend Information	51
E. Critical Accounting Estimates	51
ITEM 6: Directors, Senior Management and Employees	55
A. Directors and Senior Management	55
B. Compensation of Officers and Directors	59
C. Board Practices	62
D. Employees	68
E. Share Ownership	69
F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	72
ITEM 7: Major Shareholders and Related Party Transactions	72
A. Major Shareholders	72
B. Record Holders	73
C. Interests of Experts and Counsel	73
ITEM 8: Financial Information	74
A. Consolidated Financial Statements and Other Financial Information.	74
B. Significant Changes	74
ITEM 9: The Offer and Listing	74
ITEM 10: Additional Information	75
A. Share Capital	75
B. Memorandum and Articles of Association	75
C. Material Contracts	80
D. Exchange Controls	80
E. Taxation	80
F. Dividends and Paying Agents	91
G. Statement by Experts	91
H. Documents on Display	91
I. Subsidiary Information	92
ITEM 11: Quantitative and Qualitative Disclosures About Market Risk	92
ITEM 12: Description of Securities Other Than Equity Securities	93

PART III	99
ITEM 17: Financial Statements	99
ITEM 18: Financial Statements	99
ITEM 19: Exhibits	99

PRELIMINARY NOTES

Terms

As used herein, and unless the context suggests otherwise, the terms “Allot,” “Company,” “we,” “us” or “ours” refer to Allot Ltd.

Cautionary Note Regarding Forward-Looking Statements

In addition to historical facts, this annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “forecast,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. These statements include but are not limited to:

•	statements regarding competitive pressures;

•	statements regarding expected revenue growth and profitability;

•	statements regarding future expansion of our SECaas business;

•	statements regarding expected tax benefits;

•	statements regarding new market and technology trends, including the need to manage mobile network traffic and cloud computing, among others;

•	statements regarding our ability to develop technologies to meet our customer demands and expand our product and service offerings, including introducing innovative products;

•	statements regarding the acceptance and growth of our services by our customers;

•	statements regarding the expected growth in the use of particular broadband applications;

•	statements as to our ability to meet anticipated cash needs based on our current business plan;

•	statements as to the impact of the rate of inflation, tariffs (and related retaliatory measures) and the global and local political and security situation on our business;

•	statements regarding the price and market liquidity of our ordinary shares;

•	statements as to our ability to retain our current suppliers and subcontractors; and

•	statements regarding our future performance, sales, gross margins, expenses (including share-based compensation expenses) and cost of revenues.

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

Below is a high-level overview of the risks that we and those in our industry face, and is intended to enhance the readability and accessibility of our disclosures. These risks include, but are not limited to:

•
general economic and business conditions, including fluctuations of interest and inflation rates and the impact of tariffs (and related retaliatory measures), which may affect demand for our technology and solutions;

•	the effects of fluctuations in currency on our results of operation and financial condition;

•
our ability to achieve and maintain profitability, such as through keeping pace with advances in technology and achieving market acceptance and increasing the functionality of our products and offering additional features and products;

•	the impact of the telco operator’s Go To Market strategy and implementation efforts, on the success of a “as a Service” deals of our Security-as-a-service (“SECaaS”) and other Solutions;

•	our reliance on our network intelligence solutions for significant revenues;

•	impacts to our revenues and operational risk as a result of making sales to large service providers;

•	technological risks, including network encryption, live network failures and software or hardware errors;

•	our ability to retain and recruit key personnel and maintain satisfactory labor relations;

•	our dependence on third parties for products and solutions that make up a material portion of our business;

•	the ability of our suppliers to provide, or refusal of our customers to implement, the single or limited sources from which certain hardware and software components for our products are made;

•	sales disruptions or costs arising from a loss of rights to use the third-party solutions we integrate with our products;

•	our ability to increase sales of Allot Secure products;

•	the impacts of new market and technology trends on our enterprise market;

•
our ability to comply with international regulatory regimes wherever we conduct business, including governmental requirements and initiatives related to the telecommunication industry and data privacy;

•	potential misuse of our products by CSP, governmental or law enforcement customers;

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

•
costs and business impacts of complying with the requirements of the Israeli and foreign countries governments as well as international organizations who provide us with grants for research and development expenditures;

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

In recent years, economies worldwide have demonstrated instability. Negative economic conditions in the global economy or certain regions such as the European Market, from which we derived 38% of our revenues in 2024, could cause a decrease in spending on the types of products and services that we offer.

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

Our revenues are generated primarily in U.S. dollars and a major portion of our expenses are denominated in U.S. dollars. As a result, we consider the U.S. dollar to be our functional currency. A significant portion of our revenues are also generated in Euros. Other significant portions of our expenses are denominated in Israeli shekel (ILS) and, to a lesser extent, in Euros and other currencies. Our ILS-denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in ILS. In the past years, we have experienced material fluctuations between the ILS and the U.S. dollar and we anticipate that the ILS will continue to fluctuate against the U.S dollar in the future. In 2024, the ILS depreciated by approximately 1% against the U.S. dollar, while in 2023 the ILS depreciated by approximately 3% against the U.S. dollar. In 2024, the Euro depreciated by approximately 6% against the U.S. dollar, and in 2023 the Euro appreciated by approximately 3.7% against the U.S. dollar. As the U.S dollar weakens against the ILS, we are exposed to negative impact on our results of operations. Moreover, if the U.S. dollar strengthens against the Euro, our results of operations generated by revenue in the EUR may be negatively impacted.

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

We have a history of net losses in the last ten years. We had a net loss of $6 million in 2024 and $63 million in 2023. In the future, we intend to continue to invest significantly in research and development and sales and marketing, which we believe will contribute to our future growth. We can provide no assurance that we will be able to achieve or maintain profitability, and we may incur losses in the future if we do not generate sufficient revenues.

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

Our future growth and prospects depend significantly on our ability to grow revenues from the recurring revenue deals such as “Security-as-a-service” (SECaaS) and other “as a Service” offerings.

We generated 18% of our revenues in 2024, 11% of our revenues in 2023 and 6% of our revenues in 2022 from our SECaaS offering. While we continue to forecast significant future expansion of our SECaas business, the growth of our SECaaS recurring revenue model has been slower than originally anticipated. We will need to expand the number of recurring security revenue deals and the end user penetration within existing customers to achieve the goals that we have set for our business. This will involve a number of steps. Initially, we need to persuade Communication Service Providers (CSPs) as to the benefits that Allot Secure can offer them in terms of driving additional revenue. Those CSPs, with our support, will then need to persuade their customers, consumers and small and medium-sized businesses, to subscribe for security services. We expect that we will need to demonstrate the value that our services offer and add new features to both (i) retain customers in the face of competition and (ii) to capitalize on opportunities where CSPs currently using our competitors’ products are considering a change. We face significant challenges in growing our security business and our failure to do so would adversely impact our future growth and prospects.

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

Our Deep Network Inspection (DNI) technology enabled offerings face significant competition from router and switch infrastructure companies that integrate functionalities into their platforms, addressing some of the same types of issues that our products are designed to address.

Our security products are offered to operators and are deployed in their networks, enabling them to provide security services to their end customers. Such products face significant competition from the established security companies that directly offer to end customers security applications to be installed on their devices; companies that approach that directly offer cloud security products to the business enterprise sector through distribution channels; companies that offer their products through operators in that or another business model; and companies that offer security products bundled with other products. By offering our security products to operators that provide security services to both business enterprises and individual end customers, we aim to expand the reach of our products. However, this business model may prove to be slower to market or less effective than our competitors’ models, in which case our business and growth prospects may be harmed. In addition, as we introduce new solutions for this product line, strong competition from established vendors may require higher investments than anticipated and may cause us to lose focus on products that currently comprise a big portion of our revenues.

Certain of our current direct competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources. As the intelligent broadband solutions market has grown, including the markets for DNI enabled solutions for mobile networks and for security products, new competitors have entered and may continue to enter the market. This competition has contributed to a slowing growth of network intelligence bids for CSPs. Furthermore, our market is subject to industry consolidation, as companies attempt to maintain or strengthen their positions in our evolving industry. Some of our current and potential competitors have made acquisitions or have announced new strategic alliances designed to position them to provide many of the same products and services that we provide to both the service provider and enterprise markets.

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

Additionally, as the adoption of 5G continues to expand, we will need to adapt the functionality of our products to comply with the design and standards prescribed by the 3rd Generation Partnership Project (the 3GPP Organization), which is responsible for the industry standardization effort and requires significant investment. Our business may be affected if we are unable to adapt our existing products in a quick and timely manner or successfully develop and introduce solutions supporting 5G networks. In addition, in 4G/LTE networks, Allot provides a Traffic Detection Function (TDF) element of the core network. According to the recent network design specifications, published by the 3GPP Organization, in 5G networks this TDF function will be merged with the User Plane Function (UPF), which is provided by major NEP (Network Equipment Provider) competitors. This change in network architecture may jeopardize Allot’s ability to sell a standalone TDF function, which may have a material adverse impact on our business and financial results.

Our revenues and business from the enterprise market may be adversely affected by new market and technology trends, including public cloud adoption and the transition to 5G networks.

Our business from the enterprise market may depend on new market and technology trends. For example, some enterprises are implementing a new network architecture, transitioning their datacenter infrastructure to public clouds (such as AWS, Azure, and Google), in which most of the data traffic is sent directly to and from the public cloud. In such designs, Allot’s products deployed at the central location of the enterprise datacenter will have less traffic capacity to manage and will provide only partial visibility into the enterprise’s traffic. This may erode the value provided by Allot’s solutions and reduce the amount of revenues derived from the enterprise market. Additionally, some enterprises might decide to outsource their network operation to a public cloud, which would diminish the need for Allot’s products. Due to these factors, we do not anticipate additional growth in the enterprise market.

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

We provide for doubtful debts principally based upon the aging of accounts receivable, in addition to the collectability of specific customer accounts, our history of doubtful debts, and the general condition of the industry. In 2023, we booked a credit loss of $23 million related to sales that we made to resellers in Africa and a customer in America. Most of the revenue related to those sales was recognized in 2022. Recognition of the credit losses in 2023 adversely impacted our results of operations and share price and any such outcome with respect to our currently past-due receivables could have a similar material adverse impact on us. During 2024, we adopted new credit limit procedures and, in 2024, we recorded a $0.1 million doubtful debt provision.

We depend on our network intelligence solutions for the substantial majority of our revenues.

In the past few years, we have increased sales of our security products. However, sales of our network intelligence solutions, which provide service providers and governmental customers with visibility and control of their networks, continue to account for a major portion of our revenues, and accounted for 64% of our total revenue in 2024. If we are unable to increase these sales, or compensate for them by sales of security products, our business will suffer. In addition, service providers may choose embedded or integrated solutions using routers and switches from larger networking vendors over a standalone solution that we offer. Any factor adversely affecting our ability to sell, or the pricing of or demand for, our network intelligence solutions would severely harm our ability to generate revenues and could have a material adverse effect on our business.

We depend on one or more significant customers and the loss of any such significant customer or a significant decrease in business from any such customer could harm our results of operations.

In 2024, our ten largest customers accounted for 42.7% of our total revenues. In 2023, our ten largest customers accounted for 47% of our total revenues, and we derived 15% of our total revenue from our largest customer and 9% of our total revenue from our second largest customer. The loss of any significant customer or a significant decrease in business from any such customer could have a material adverse effect on our revenues, results of operations and financial condition.

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

As of 2024, our primary sales strategy is to target large, strategic accounts, while implementing minimum revenue thresholds or customer assurances for our small to medium sized accounts. While we believe this strategy will generate greater revenue and help us achieve profitability sooner, it may decrease our market share. Additionally, there is inherent risk in implementing a new business plan successfully. If we are unable to secure large, strategic accounts, the economic harm to our business will be exacerbated due to this strategic shift.

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

Our DNI, analytics and security products rely on the ability to read, understand and analyze the nature of Internet traffic. Due to an increase in network encryption, including the meta-data of the network data packets, our ability to read, understand and analyze the traffic transmitted becomes impaired and may reduce or eliminate our ability to provide our customers with the classification and categorization of the traffic and the necessary tools, capabilities and values that they might require. We will need to continuously invest  research and development resources into this domain so that similar value can be provided to the customers; however, we cannot guarantee success of these activities.

We need to continue to increase the functionality of our products and offer additional features and products to maintain or increase our profitability.

The commoditization of DNI technology and the introduction of competitive features and services may result in a decrease of the average sale prices of our DNI technology enabled products.

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

A failure of our products may adversely affect the operation of our customers’ live networks or the quality and scope of service to our customers and their end users, including, specifically with regard to security protection which could materially harm our reputation, brand position, and financial condition.

Our products are, generally, installed in line as part of our customers’ networks and provide a wide range of services that our customers may offer to their own customers. We endeavor to avoid any interruption to the regular operation of our customers’ networks, any reduction of quality of services or failure to provide the quality and/or scope of services to users, including, by performing certain tasks during predetermined maintenance windows, and implementing a system bypass, in the event of malfunctions. In addition, we offer security protection services offered by our customers to their end users at a certain level and terms of performance. However, in certain cases, a failure of our products or failure of our products to perform in accordance with the performance levels to which we may be committed, may result in our customers experiencing total or partial network unavailability, loss of functionality, denial of service and access, interruption of live traffic on our customers’ networks, loss of security protection or inability to provide similar services to our customers’ end users. Such failure of our products, may cause disputes with our customers, adversely affect our reputation, lead to loss of revenues and potential legal exposure.

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

Demand for our DNI technology enabled products depends, in part, on the rate of adoption of bandwidth-intensive broadband applications, and the impact multiple applications may have on network speed.

Our DNI technology enabled products are used by service providers and enterprises to monitor and manage bandwidth-intensive applications that cause congestion in broadband networks and impact the quality of experience for users. Demand for our products is driven particularly by growth in applications, which are highly sensitive to network delays and therefore require efficient network management. If the rapid growth in the adoption of such applications does not continue, the demand for our products may be adversely impacted.

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

We depend on third-party channel partners, such as distributors, resellers, original equipment manufacturers (OEMs), and system integrators, to market and sell a material portion of our products to end-customers. In 2024, approximately 43% of our revenues were derived from channel partners. In some cases, our channel partners are also responsible for installing and providing initial customer support for our products, with our continuous technical assistance. In most of the cases, the partners are responsible for the initial customer support (Tier 1 support), while we act as the escalation level. As a result, we depend on the ability of our channel partners to successfully market and sell our products to these end-customers. We can give no assurance that our channel partners will market our products effectively, receive and fulfill customer orders for our products on a timely basis or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. In addition, our channel partners may experience disruptions in, or be prevented from, conducting business activities as a result of macroeconomic factors, which could have a material adverse effect on our results of operations. Any failure by our channel partners to provide adequate initial support to end-customers could result in customer dissatisfaction with us or our products, which could result in a loss of customers, harm our reputation and delay or limit market acceptance of our products. Our products are complex and it takes time for a new channel partner to gain experience in the operation and installation of these products. Therefore, it may take a long period of time before a new channel partner can successfully market, sell and support our products if an existing channel partner ceases to sell our products. Additionally, our agreements with channel partners are generally not exclusive and our channel partners may market and sell products that compete with our products. Our agreements with our distributors and resellers are usually for an initial one-year term and following the expiration of this term, are usually automatically renewed for additional one year periods, unless terminated by either party. We can give no assurance that these agreements will continue to remain in effect. If we are unable to maintain our relationships with existing channel partners and to develop relationships with new channel partners in key markets our profitability and results of operations may be materially adversely affected.

We integrate into or bundle various third-party solutions  with our products and may integrate or offer additional third-party solutions in the future. If we lose the right to use such solutions, our sales could be disrupted, , and we would have to spend additional capital to replace such components.

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

We currently depend on a limited number of subcontractors to integrate, assemble, store and service, as well as provide hardware and warranty support for, our Service Gateway platform and Network Management System. If any one of these subcontractors experiences delays, disruptions, quality control problems or a loss in capacity, our operating results could be adversely affected.

We currently depend on a limited number of subcontractors, such as Malam Team and Arrow Electronics, to integrate, assemble, test, store, package and prepare for shipment our various Service Gateway, Network Management and Enterprise platforms. If any of these subcontractors experience delays, disruptions or quality control problems in manufacturing or integrating our products or if we fail to effectively manage our relationships with them, product shipments may be delayed and our ability to deliver certain products to customers could be adversely affected.

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

We are subject to a complex system of laws and regulations related to international trade, including economic sanctions and export control laws and regulations. We also depend on our distributors and agents outside of Israel for compliance and adherence to local laws and regulations in the markets in which they operate. It is our policy not to make direct or indirect prohibited sales of our products, including into countries sanctioned under laws to which we are subject, and to contractually limit the territories into which our channel partners may sell our products. None of our contracts with channel partners authorize or contemplate any activities with sanctioned countries or sanctioned entities, and we do not intend to authorize any channel partner to engage in activities with those countries and entities in the future. Nevertheless, over ten years ago one of our channel partners sold certain of our products (designed for the enterprise market) outside of its contractually designated territory, including into a sanctioned country, and we subsequently determined that our contract management protocol for authorizing channel partner sales was not adequately followed in that instance. Although we are not aware of any channel partner making indirect sales to entities or individuals in sanctioned countries in 2024, there is no guarantee that our channel partners will not make such indirect sales in the future, which could result in material adverse impact on our reputation and lead to penalties and increased costs. Though we have not had a material impact to date, we can provide no assurance that new or existing measures will not have a material impact in the future.

We are also subject to the U.S. Foreign Corrupt Practices Act and may be subject to similar worldwide anti-bribery and anti – corruption laws that generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Some of the countries in which we operate have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. Despite our compliance and training programs, we cannot be certain that our procedures will be sufficient to ensure consistent compliance with all applicable international trade and anti-corruption laws, or that our employees or channel partners will strictly follow all policies and requirements to which we subject them. Any alleged or actual violations of these laws may subject us to government scrutiny, investigation, debarment, and civil and criminal penalties, which may have an adverse effect on our results of operations, financial condition and reputation.

As with many DNI products, some of our products may be used by governmental or law enforcement customers in a manner that is, or that is perceived to be, incompatible with human rights.

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

Strict data privacy laws regulating the collection, transmission, storage and use of employee data and consumers’ personal information applicable to ISPs are evolving in the US, European Union (“EU”) and other jurisdictions in which we sell our products. Such regulations have increased our compliance and administrative burden significantly and require us to invest resources and management attention in order to update our IT systems to meet the new requirements, including those related to recordkeeping of personal identifiable information and segregation of duties.

For example, in the US, legislation has in recent years been proposed regarding restrictions on the use of geolocation information collected by mobile devices without consumer consent. Furthermore, the California Consumer Privacy Act, as amended by the California Privacy Rights Act (“CPRA” and, collectively, the “CCPA”) grants California residents certain rights to access, correct and request deletion of personal information and opt out of the sale and sharing of personal information. Similar laws passed in various other states such as Virginia, Colorado, Connecticut, New Jersey and Texas, with effective dates through 2026. A broad range of legislative measures also have been introduced at the federal level. Some state laws also minimize what data can be collected from consumers and how businesses may use and disclose it.

Similarly, the General Data Protection Regulation (“GDPR”) imposes stringent compliance obligations related to, for example, data use, sharing and processing, data breach notifications, data subject rights, documentation, and cross-border data transfers for EEA entities as well as non-EEA entities that offer goods or services to, or monitor, individuals in the EEA. We are required to comply with the GDPR and, following the exit of the United Kingdom (“UK”) from the EU, the UK equivalent (“UK GDPR”), the implementation of which exposes us to two parallel data protection regimes in Europe, each of which imposes several stringent requirements for controllers and processors of personal information and could make it more difficult and/or more costly for us to collect, store, use, transmit and process personal information and sensitive data. Implementation of, and compliance with, the GDPR has increased, and could continue to increase, our cost of doing business. In addition, the GDPR may be interpreted or applied in a manner that is unforeseen by, or adverse to, us. Violations of the GDPR may result in significant fines (up to four percent of worldwide annual turnover or EUR 20 million [or GBP 17.5 million for the UK GDPR], whichever is greater) and reputational harm.

Additionally, the Israeli Privacy Protection Law, 1981 (“PPL”), along with its regulations such as the Israeli Privacy Protection Regulations (Data Security) 2017 (“Security Regulations”), mandates strict requirements for processing, transferring and securing personal information. A significant amendment to the PPL, known as Amendment 13, was approved by the Israeli Parliament in August 2024 and will be effective from August 14, 2025. This amendment notably enhances the investigative powers of the Privacy Protection Authority and increases the potential monetary sanctions for violations, which could reach millions of NIS in certain cases. Compliance with Amendment 13 may necessitate substantial changes to our data processing practices and could involve significant costs. Non-compliance with the PPL may lead to enforcement actions, litigation, including class actions, and substantial fines and penalties.

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

We also aim to protect our intellectual property with patent protection. As of December 31, 2024, we had a patent portfolio consisting of 25 patent families, including 32 in-force U.S. patents, 5 reissued U.S. patents , and 29 in-force patents in Canada, Israel and other jurisdictions. There can be no assurance that:

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

Our IT systems contain personal, financial and other information that is entrusted to us by our customers and employees as well as financial, proprietary and other confidential information related to our business, and we rely on said systems to manage our business, operations and research and development. If these IT systems are compromised as a result of cyber-attacks or cyber-related incidents, it could result in the loss or misappropriation of sensitive data or other disruption to our operations. Although we have a cybersecurity program designed to protect and preserve the integrity of our information technology systems, we have experienced and expect to continue to experience cyber-attacks of our IT systems or networks (such as limited phishing, ransomware and malware activities identified by us in the past, which were mitigated). Although prior known cyber-attacks directed at us have not had a material effect on our operations or financial condition, due to our current security measures and awareness, which we continue to bolster, we cannot guarantee that any past, future, or ongoing cyber-attacks, or other security breaches or incidents, against us, if successful, would not have a material impact on our business or financial results, either directly or indirectly.

If our IT systems or those of our customers or third-party providers on which we rely are compromised as a result of cyber-attacks or cyber-related incidents, it could result in the loss or misappropriation of sensitive data or other disruption to our operations. It could also disrupt our electronic communications systems and thus our ability to conduct our business operations, our ability to process customer orders and electronically deliver products and services and our distribution channels.

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

We have adopted equity compensation plans that provide for the grant of equity-based awards, including restricted units and share options to our directors, officers, and other employees. As of March 3, 2025 we had 3,784,500 options and restricted units outstanding to employees and directors of the Company, and there were 539,962 shares available for future awards under our equity compensation plans. The vesting of restricted units and granting of share options are generally contingent upon performance and/or service conditions. Vesting of those shares of restricted units and shares would dilute the ownership interest of existing shareholders. Equity awards will continue to be a source of compensation for employees and directors going forward.

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

On February 18, 2022, we issued to Lynrock Lake Master Fund LP a senior unsecured promissory note in an aggregate principal amount of $40 million (the “Note”). The Note is convertible into our ordinary shares at an initial conversion rate of 97.0874 ordinary shares per $1,000 of the principal amount being converted (based on an initial conversion price equal to $10.30 per ordinary share). The conversion price decreases by up to two $1 increments if we elect to extend the maturity of the Note by up to two successive years following the initial maturity date of February 14, 2025. On November 4, 2024, we notified Lynrock Lake Master Fund LP that we would extend the maturity of the Note by one year until February 14, 2026. Conversion of the Note would result in dilution to the equity interests of our other shareholders. We have no control over whether or when the holder will exercise its right to convert the Note. We cannot predict the market price of our ordinary shares at any future date, and therefore cannot predict whether the Note will be converted. The existence and potentially dilutive impact of the conversion of the Note may prevent us from obtaining additional financing in the future on acceptable terms, or at all.

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

Following provision of one notice to extend the Note’s maturity, the Note matures on February 14, 2026, subject to our right to extend it for one more successive year. At maturity, unless converted or redeemed, we will need to repay the principal amount under the Note. Our business may not generate sufficient funds, and we may otherwise be unable to maintain sufficient cash reserves, to pay amounts due under our indebtedness, including the Note, and our cash needs may increase in the future.

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

We are incorporated under Israeli law and our principal offices, research and development division and manufacturing facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business.  Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and continued with varying levels of severity throughout 2024.

On October 7, 2023, terrorists from Hamas and other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets, including widespread killings and kidnappings. They also launched extensive rocket attacks on the Israeli civilian population. Shortly following the attack, Israel declared war against Hamas. A ceasefire between the sides took effect in mid-January 2025. Hostilities have since resumed on a limited scale, and future developments are unpredictable.

Following Hamas’ attack on Israel’s southern border and Israel’s security cabinet declaration of war against Hamas, Hezbollah, a terrorist organization based primarily in Lebanon, also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and civilian areas in northern Israel. In response to these attacks, the Israeli army initially carried out targeted strikes on Hezbollah in southern Lebanon and targets in Syria, followed by a ground incursion into southern Lebanon beginning in late September 2024. A ceasefire between Israel and Hezbollah came into effect in late November 2024 but there is no certainty that this ceasefire will be sustained.

Iran also joined the hostilities with several significant missile attacks against Israel, and the Houthi movement, which controls parts of Yemen, fired missiles at Israel and sent unmanned aerial vehicles carrying explosives to Israel and launched a number of attacks on marine vessels traversing the Red Sea, which marine vessels were thought to either be in route towards Israel or to be partly owned by Israeli businessmen. Terrorist groups have also attacked U.S. military targets in the Middle East. These clashes may escalate into a greater regional conflict.

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

As of December 31, 2024, we employed 495 Employees, of whom 191 were based in Israel. Some of our employees in Israel are obligated to perform annual military reserve duty in the Israel Defense Forces, depending on their age and position in the army. Additionally, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. Our operations could be disrupted by the absence of one or more of our executive officers or key employees for a significant period due to military service and any significant disruption in our operations could harm our business. The full impact on our workforce or business if some of our executive officers and employees are called upon to perform military service, especially in times of national emergency, is difficult to predict.

The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

Our investment program in equipment at our facility in Hod-Hasharon, Israel, has been granted Approved Enterprise status and we are therefore eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investments Law. We have also been granted benefited enterprise status in prior years, but beginning in 2021, this status is no longer applicable to us. We expect that the Approved Enterprise tax benefits will be available to us after we utilize our net operating loss carry forwards. As of December 31, 2024, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $136.5 million. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investments Law and its regulations and the criteria set forth in the specific certificate of approval. If we do not meet these requirements, the tax benefits would be canceled and we could be required to refund any tax benefits and investment grants that we received in the past. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are cancelled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate in Israel since the 2018 tax year is 23%.

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

We have received grants from the Israel Innovation Authority (formerly known as the Office of the Chief Scientist of the Ministry of Economy) for the financing of a portion of our research and development expenditures in Israel, pursuant to the provisions of The Encouragement of Research, Development and Innovation in Industry Law, 1984, referred to as the Research and Development Law. In the future we may not receive grants or we may receive significantly smaller grants from the Israel Innovation Authority, and our failure to receive grants in the future could adversely affect our profitability. In 2023, we recognized non-royalty-bearing grants totaling $0.6 million, representing 1% of our gross research and development expenditures. In 2024, we recognized non-royalty-bearing grants totaling $0.5 million, representing 2% of our gross research and development expenditures. In each of the years 2024 and 2023, we qualified to participate in one non-royalty-bearing research and development program, funded by the Israel Innovation Authority to develop generic technology relevant to the development of our products. Such programs are approved pursuant to special provisions of the Research and Development Law. In the past three years, we were eligible to receive grants constituting of up to 53% of certain research and development expenses relating to these programs. Although the grants under these programs are not required to be repaid by way of royalties, the restrictions of the Research and Development Law described below apply to these programs.

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

B. Business Overview

Overview

We are a provider of leading innovative security solutions and network intelligence solutions for mobile, fixed and cloud service providers as well as enterprises worldwide. For over 25 years, our solutions have been deployed globally for network-based security, including mobile security, distributed denial of service (“DDoS”) protection and Internet of Things (“IoT”) security, network and application analytics, traffic control and shaping, and more. More recently, we have cultivated a strategic focus on the expansion and advancement of our SECaaS product offerings.

The Company delivers a unified security service for individual consumers and small and medium-sized businesses (“SMBs”), at home, at work and on the go, with the Allot Secure product family. Our Allot Security Management product is, to our knowledge, the only platform that unifies security services for mobile, fixed and 5G converged networks.

Our industry-leading network-based SECaaS solution has previously achieved high double-digit percentage of penetration with some service providers and is used by approximately 20 million subscribers globally. Our multi-service platforms (AllotSmart) are deployed by over 500 mobile, fixed and cloud service providers and over 1,000 enterprises.

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

During 2024 we defined a new strategy for the company. As part of the strategy process Allot is becoming a security-first company, operating under a single, unified business unit. Our foundations are our deep expertise and proven capabilities combining two key areas: cybersecurity and network intelligence.

We have been working to leverage synergies between our existing network intelligence assets and our security offerings including integrated cloud-based solutions focused on network visibility, traffic management, and cybersecurity for the 5G era.

The combination creates a compelling value proposition, enabling us to deliver a highly differentiated, fully integrated solution.

We generated total revenues of $92 million in the year ended December 31, 2024, a decrease of 1% over the prior year. In 2024, 36% of our revenues were attributable to security solutions, and 64% of our revenues were attributable to network intelligence solutions.

Industry Overview

Security Solutions

As the number of networks, applications and network-connected devices has increased, consumers, enterprises and SMBs have become increasingly vulnerable to cyber threats and crime, and communication service providers (“CSPs”) have begun to encounter complex operational challenges requiring nuanced solutions.

•
Network Security Threats: As reliance on the Internet has grown, service providers and enterprise networks have become increasingly vulnerable to a wide range of security threats, including DDoS attacks, spambots, malware and other threats. These attacks are designed to flood the network with traffic that consumes all available bandwidth, impeding operators’ ability to provide high quality broadband access to subscribers or preventing enterprises from using mission-critical applications. These threats also compromise network and data integrity. We believe service providers and enterprises can better protect against such attacks by detecting and neutralizing malicious traffic at very early stages, before such threats can compromise network integrity and services. In addition, there is a monetization opportunity for the service provider to monetize the network infrastructure by providing additional protection services to SMB and enterprises.

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

Our Security Solutions

Our Security-as-a-Service Market Opportunity

For CSPs offering the Allot solutions as security services to their subscribers, the Allot SECaaS solutions are offered to the CSPs on a recurring revenue basis, in which both Allot and the operator share the revenue generated from the operator’s subscribers for the use of Allot security services, or offered for a fixed yearly fee or a fixed fee up to an agreed number of subscribers.

Our Products

Allot provides a comprehensive security solution, referred to as Allot Secure 360, to protect network customers, network service integrity and brand reputation. Allot’s SECaaS solutions enable operators to secure subscribers against online threats and harmful content by providing network-based SECaaS to their customers. Allot Secure 360 provides consumers and SMBs with a 360-degree security architecture-complete, end-to-end protection anywhere, against any cyber threat, and on any device.

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

•
Allot Network Protection as a Service - A multi-tenant solution that allows the service provider to offer opt-in network protection services to SMB and Enterprise customers to protect their connectivity lines from DDoS attacks, to prevent traffic saturation, and to ensure uninterrupted service.

Protection for the Carriers

•
DDoS Secure: A solution that provides attack detection and mitigation services that protect commercial networks against inbound and outbound Denial of Service (“DoS”) and DDoS attacks, Zero Day attacks, worms, zombie and spambot behavior.

•
NetProtect: Allot’s multi-layer approach provides protection from multi-vector attacks against network infrastructure, subscribers, and applications. It is composed of multiple protection capabilities: Anti-DDoS, Anti-Botnet, Firewall and QoE protection.

•	5GNetProtect: A solution focused on 5G SA architecture and providing means to integrate with 5G Core on top of the security functionality.

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

Customers

We derive a significant and growing portion of our revenue from direct sales to large mobile and fixed-line service providers, as well as government and law enforcement entities. We generate the remainder of our revenue through a select and well-developed network of channel partners, generally consisting of distributors, resellers, OEMs and system integrators. In 2024, we derived 38% of our revenues from Europe, 15% from the Americas, 26% from Asia and Oceania and 20% from the Middle East and Africa. A breakdown of total revenues by geographic location for 2022, 2023 and 2024 is set forth in the following table.

	Revenues by Location
	($ in thousands)
	2024	% Revenues	2023	% Revenues	2022	% Revenues
Revenues
Europe	$35,140	38%	$39,945	43%	$41,773	34%
Asia and Oceania	$24,010	26%	$20,547	22%	$29,888	24%
Middle East and Africa	$18,881	21%	$16,116	17%	$29,285	24%
Americas	$14,164	15%	$16,542	18%	$21,791	18%
Total Revenues	$92,195	100%	$93,150	100%	$122,737	100%

Channel Partners

We market and sell our products to end-customers both by direct sales and through channel partners, which include distributors, resellers, OEMs and system integrators. A significant portion of our sales occur through our channel partners. In 2024, approximately 43% of our revenues were derived from channel partners. In some cases, our channel partners are also responsible for installing and providing initial customer support for our products, with our continuous technical assistance. In the majority of the cases, the partners are responsible for the initial customer support (Tier 1 support), while we act as the escalation level. Our channel partners are located around the world and address most major markets. Our channel partners target a range of end-users, including carriers, alternative carriers, cable operators, private networks, data centers and enterprises in a wide range of industries, including government, financial institutions and education. Our agreements with channel partners that are distributors or resellers are generally non-exclusive, for an initial term of one year and automatically renew for successive one-year terms unless terminated. After the first year, such agreements may typically be terminated by either party upon ninety days prior notice.

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

Our SECaaS sales strategy is to target strategic accounts that have high revenue potential, while ensuring small to medium sized deals have customer assurances or minimum revenue threshold. Moving forward, the number of our SECaaS deals will likely drop, but we anticipate the total sales potential will remain the same as was expected under the prior SECaaS sales strategy, and we believe the emphasis on larger customers with a minimum guaranteed revenues will help us achieve profitability sooner.

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

We have organized our worldwide sales efforts into the following regions: North America, South America, Europe, the Middle East and Africa; and Asia and Oceania. We have regional offices in Spain, Italy, France, Singapore, India, Kazakhstan, Japan, Colombia and Israel. As of December 31, 2024, our sales and marketing staff, including product management and business development functions, consisted of 103 Employees.

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

As of December 31, 2024, our technical staff consisted of 138 Employees, including 59 technical support persons, 68 deployment and professional services engineers, 10 documentation and training persons, and 1 Management.

Research and Development

Our research and development activities take place primarily in Israel. We also have research and development activities in Spain and India. In addition, since 2020 we have been using subcontractors in Ukraine, Israel and Belarus to source research and development engineers. We devote a significant amount of our resources towards research and development in order to introduce new products and continuously enhance existing products and to support our growth strategy. We have assembled a core team of experienced engineers, many of whom are leaders in their particular field or discipline and have technical degrees from top universities and have experience working for leading Israeli or international networking companies. These engineers are involved in advancing our core technologies, as well as in applying these core technologies to our product development activities. In previous years, our research and development efforts have benefited from non-royalty-bearing grants from the Israel Innovation Authority. As of December 31, 2024, there are no outstanding royalties due from us to the Israel Innovation Authority. In 2024, we received additional grants from the Israel Innovation Authority; however, these grants do not bear royalties. Under the terms of those grants, we are required to perform our manufacturing activities within the state of Israel, as a condition to maintaining these benefits. The State of Israel does not own any proprietary rights in technology developed with the Innovation Authority funding and there is no restriction related to the Israel Innovation Authority on the export of products manufactured using technology developed with the Israel Innovation Authority funding (other limitations on export apply under applicable law). In addition, we have received during 2024 grants from the Spain Tax Authority. For a description of restrictions on the transfer of the technology and with respect to manufacturing rights, please see “ITEM 3: Key Information-Risk Factors-The government grants we have received for research and development expenditures require us to satisfy specified conditions and restrict our ability to manufacture products and transfer technologies outside of Israel. If we fail to comply with these conditions or such restrictions, we may be required to refund grants previously received together with interest and penalties and may be subject to criminal charges.”

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

Some of the hardware components of our products are obtained from single or limited sources. Since our products have been designed to incorporate these specific components, any change in these components due to an interruption in supply or our inability to obtain such components on a timely basis may require engineering changes to our products before we could incorporate substitute components.  Global semiconductor shortages could increase the possibility of making such engineering changes, or taking other remedial measures, as many of our suppliers use semiconductors in the products we require.

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

Competition

We compete against large companies in a rapidly evolving and highly competitive sector of the networking technology market, which offer, or may offer in the future, competing technologies, including partial or alternative solutions to operators’ and enterprises’ challenges, and which, similarly to us, intensely pursue the largest service providers (referred to as Tier 1 operators) as well as large enterprises. Our DNI technology enabled offerings face significant competition from router and switch infrastructure companies that integrate functionalities into their platforms addressing some of the same types of issues that our products are designed to address. This competition is expected to intensify as expansion of 5G networks progresses. The DNI market has lower long-term visibility; therefore there is less visibility for growth in our DNI segment for 2025.

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

As of December 31, 2024, we had 32 in-force U.S. patents and 5 U.S. reissued patents. We expect to formalize our evaluation process for determining which inventions to protect by patents or other means.

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

•
Legal, Regulatory and Compliance Risks - As with many DNI products, some of our products may be used by governmental or law enforcement customers in a manner that is, or that is perceived to be, incompatible with human rights.

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

C. Organizational Structure

 As of December 31, 2024, we held directly and indirectly the percentage indicated of the outstanding capital of the following subsidiaries:

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

D. Property, Plant and Equipment

Our principal administrative and research and development activities are located in our approximately 43,000 square foot (4,000 square meter) facilities in Hod-Hasharon, Israel. The leases for our facilities vary in dates and terms, with the main facility’s non-stabilized lease expiring in March 2030.

We also lease a total of 7,664 square feet (712 square meters) in two facilities in Spain, mainly for our sales and research and development operations in Spain, pursuant to lease agreements. The lease agreement of our main site in Spain was renewed for three years in 2023 till 2026.

ITEM 4A: Unresolved Staff Comments

 Not applicable.

ITEM 5: Operating and Financial Review and Prospects

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2024 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “ITEM 3.D: Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

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

In 2024, the primary drivers of our revenues were the mobile and fixed markets.

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

Geographical breakdown. See “-Operating Results-Results of Operations-Revenues.” for the geographic breakdown of our revenues by percentage for the years ended December 31, 2023 and 2024.

Cost of revenues and gross margins

Our products’ cost of revenues consists primarily of costs of materials, manufacturing services and overhead, warehousing and product testing. Our services’ cost of revenues consists primarily of salaries and related personnel costs for our customer success staff. In 2024, our gross margin increased compared to 2023 due to an efficiency and cost reduction process undertaken by the company to align cost structure and revenue levels. In 2023, our gross margin decreased compared to 2022 due to a decrease in revenues.

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

Approved Enterprise

Our facilities in Hod-Hasharon, Israel have been granted Approved Enterprise status under the Encouragement of Capital Investments Law, 1959, and enjoy certain tax benefits under this program. We intend to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2024, our net operating loss carry forwards for Israeli tax purposes totaled approximately $136.5 million. Income derived from other sources, other than through our “Approved Enterprise” status, during the benefit period will be subject to the regular corporate tax rate.

Government Grants

Our research and development efforts have been financed, in part, through grants from the Israel Innovation Authority under our approved plans in accordance with the Research and Development Law. In 2024 and 2023, we received grants from the Israel Innovation Authority through non-royalty bearing programs. In addition, during 2024, 2023 and 2022, we received non-royalty bearing grants from the Spain Tax Authority.

Factors Affecting Our Performance

Our business, financial position and results of operations, as well as the period-to-period comparability of our financial results, are significantly affected by a number of factors, some of which are beyond our control, including:

Customer concentration. The revenues derived from our largest customer in each of the past three years were 8%, 15% and 8% of our total revenues in 2024, 2023 and 2022, respectively. The revenues derived from our second largest customer amounted to 6%, 9% and 7% of our total revenues for 2024, 2023 and 2022, respectively. While we have some visibility into the likely scope of the customers’ projects, our relationships are conducted solely on a purchase order basis and we do not have any commitment for future purchase orders from these customers. The loss of any of such third parties could harm our results of operations and financial condition.

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

Cost of revenues and cost reductions. Our cost of revenues as a percentage of total revenues was 30.9% for 2024 and 43.4% for 2023. Our products use off-the-shelf components and typically the prices of such components decline over time. However, the introduction and sale of new or enhanced products and services may result in an increase in our cost of revenues. We make a continuous effort to identify cheaper components of comparable performance and quality. We also seek improvements in engineering and manufacturing efficiency to reduce costs. Our products incorporate features that are purchased from third parties. In addition, new products usually have higher costs during the initial introduction period. We generally expect such costs to decline as the product matures and sales volume increases. The introduction of new products may also involve a significant decrease in demand for older products. Such a decrease may result in a devaluation or write-off of such older products and their respective components. The growth of our customer base is usually coupled with increased service revenues primarily resulting from increased maintenance and support. In addition, the growth of our installed base with large service providers may result in increased demand for professional services, such as training and installation services. An increase in demand for such services may require us to hire additional personnel and incur other expenditures. However, these additional expenses, handled efficiently, may be utilized to further support the growth of our customer base and increase service revenues. In 2024, our cost of revenues decreased due to efficiency and cost structure alignment to revenue levels.

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

Results of Operations

The following table sets forth our statements of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2023	2024
Revenues:
Products	40.4	32.6
Services	59.6	67.4
Total revenues	100	100
Cost of revenues:
Products	17.9	11.6
Services	25.5	19.3
Total cost of revenues	43.4	30.9
Gross profit	56.6	69.1
Operating expenses:
Research and development, net	42	28.3
Sales and marketing	47.1	33.5
General and administrative	37.2	13.8
Total operating expenses	126.3	75.6
Operating loss	69.7	6.5
Financing income, net	3.45	2.07
Loss before income tax expense	66.26	4.45
tax expense	1.16	1.91
Net loss	67.4	6.4

Revenues

See “ITEM 4B: Information on Allot-Business Overview-Customers” for the geographic breakdown of our revenues by percentage for the years ended December 31, 2022, 2023 and 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Products. Product revenues decreased by $7.5 million, or 20%, to $30.1 million in 2024 from $37.6 million in 2023. The decrease in product revenues in 2024 was mainly attributable to a decrease in the number of AllotSmart product deals during 2024.

Services. Service revenues increased by $6.5 million, or 12%, to $62.1 million in 2024 from $55.6 million in 2023. The increase was mainly attributed to an increase in our SECaaS solution recurring revenue from new and existing customers.

Product revenues comprised 32.6% of our total revenues in 2024, a decrease of 7.8% compared to 2023 while the services revenues portion of total revenues comprised 67.4% of our total revenues in 2024, an increase by 7.8%.

Cost of revenues and gross margin

Products. Cost of product revenues decreased by $6 million, or 35.9%, to $10.7 million in 2024 from $16.7 million in 2023. Product gross margin increased to 64.4% in 2024 from 55.6% in 2023. The increase in product gross margin was mainly attributed to an efficiency and cost reduction process done during 2024 to align cost structure and revenue.

Services. Cost of services revenues decreased by $6 million, or 25.2%, to $17.8 million in 2024 from $23.8 million in 2023. Services gross margin increased to 71.4% in 2024 from 57.2% in 2023. This increase in service gross margin is mainly attributed to a change in our mix of services and products. Specifically, in 2024 relative to 2023, there was a higher percentage of revenues attributable to our SECaaS solution, as well as a lower cost of services due to a lower cost of product deals.

Total gross margin increased from 56.6% in 2023 to 69.1% in 2024.

Operating expenses

Research and development. Gross research and development expenses decreased by $14.5 million, or 34.4%, to $27.7 million in 2024 from $42.2 million in 2023. The decrease in our research and development expenses is mainly attributable to reduction in workforce and cost structure alignment as part of efficiency process carried out in 2024. Gross research and development expenses as a percentage of total revenues decreased to 31.7% (28.3%, net) in 2024 from 45.3% (42%, net) in 2023.

Sales and marketing. Sales and marketing expenses decreased by $13 million, or 29.6%, to $30.9 million in 2024 from $43.9 million in 2023. The decrease is primarily attributable to reduction in workforce and change in sales structure process carried out in 2024. Sales and marketing expenses as a percentage of total revenues decreased to 33.5% in 2024 from 47.1% in 2023.

General and administrative. General and administrative expenses decreased by $22 million, or 63.4%, to $12.7 million in 2024 from $34.7 million in 2023. The decrease is primarily attributable to higher credit losses in 2023 relative to 2024 and the reduction in workforce carried out in 2024. General and administrative expenses as a percentage of revenues decreased to 13.7% in 2024 from 37.2% in 2023.

Financial income, net. In 2024, we had $1.9 million financial income, net. In 2023, we had $3.2 million financial income, net. The change in 2024 was mainly attributed to a decrease in interest income.

Income tax expense.  In 2024, we had $1.8 million income tax expense. In 2023 we had $1.0 million income tax expense. The change in 2024 was mainly attributed to the increase in withholding taxes and provision for uncertain tax position.

For a discussion of our operating results for the fiscal year ended December 31, 2023, as compared to the fiscal year ended December 31, 2022, see “ITEM 5. Operating and Financial Review and Prospects-Operating Results” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on April 10, 2024.

B. Liquidity and Capital Resources

As of December 31, 2024, we had $16.1 million in cash and cash equivalents, $26.5 million available for sale marketable securities, and $15.3 million in short-term deposits and $0.9 million short-term restricted deposits. As of December 31, 2024, our working capital, which we calculate by subtracting our current liabilities from our current assets, was $54.2 million.

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

Operating Activities

Net cash used in operating activities in 2024 was $4.8 million. Net cash used in operating activities consisted mainly of a net loss of $5.9 million, depreciation, amortization and impairment of intangible assets of $6.2 million, $6 million of share-based compensation expense, a decrease of $3.3 million in inventory, a decrease of $4.4 million in employees and payroll accruals, an increase of $1.7 million in trade receivables, a decrease of $0.1 million in trade payables, a decrease of $0.5 million in other payables and accrued expenses, a decrease of $0.7 million in other receivables and prepaid expenses, an increase of $1.9 million in deferred revenues and a decrease of $0.9 million related to other operating activities. The change in employees and payroll accruals, trade payables and other receivables and prepaid expenses was mainly due to advanced payments to suppliers and payroll-related items.

During 2023, we had $29.7 million in cash and cash equivalents from operating activities. Net cash used in operating activities consisted mainly of a net loss of $62.8 million, depreciation, amortization and impairment of intangible assets of $8.1 million, $8.8 million of share-based compensation expense, a decrease of $1.4 million in inventory, a decrease of $1.6 million in employees and payroll accruals, a decrease of $34.3 million in trade receivables, a decrease of $10.7 million in trade payables, a decrease of $1.1 million in other payables and accrued expenses, a decrease of $0.5 million in other receivables and prepaid expenses, a decrease of $5.8 million in deferred revenues and a decrease of $1 million related to other operating activities. The change in employees and payroll accruals, trade payables and other receivables and prepaid expenses was mainly due to advanced payments to suppliers and payroll-related items occurring in 2022.

Investing Activities

Net cash provided for investing activities in 2024 was $2.9 million, primarily attributable to proceeds from maturities of short-term deposits of $19.3 million, the purchase of short-term deposits of $24.6 million, the purchase of property and equipment of $2.1 million, investment in available-for sale marketable securities $61 million and other activities. The above changes were partially offset by the redemption or sale of marketable securities of $64.8 million and a decrease in restricted deposits of $0.7 million.

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

Financing Activities

There was no material net cash provided by financing activities in 2024 and 2023.

For a discussion of our liquidity and capital resources for the fiscal year ended December 31, 2023, see “ITEM 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on April 10, 2024.

On February 18, 2022, we issued to Lynrock Lake Master Fund LP a senior unsecured promissory note, convertible into our ordinary shares, with an aggregate principal amount of $40 million. The note will mature on February 14, 2026, pursuant to Company’s election to extend the original maturity date by one year. The note may be extended by one more year pursuant to its terms. The closing balance of the convertible note as of December 31, 2024 was $39 million (calculated by subtracting the $1 million issuance expense from the gross principal amount of $40 million).

Material Cash Requirements

Our material cash requirements as of December 31, 2024, and any subsequent interim period, primarily include our capital expenditures, lease obligations and purchase obligations.

Our capital expenditures primarily consist of purchases of lab equipment, computers and peripheral equipment, office furniture and equipment, leasehold improvements and SECaaS equipment. Our capital expenditures were $5.6 million in 2022, $2.5 million in 2023 and $2.1 million in 2024. We will continue to make capital expenditures to meet the expected growth of our business.

Our lease obligations consist of the commitments under the lease agreements for our group facilities and motor vehicles. The group facilities are leased under several lease agreements with various expiration dates. Our leasing expenses were $3.8 million in 2022, $3.6 million in 2023 and $2.7 million in 2024.

As of December 31, 2024, we had fixed future minimum lease payments of $6.4 million related to offices and car leases arrangements, of which $1.1 million is due in the next twelve months, and that we cannot early terminate or where we would be required to pay a termination fee in the event of early termination.

Our purchase obligations consist primarily of commitments for our operating activities. Our operating expenses were $115 million in 2022, $118 million in 2023 and $70 million in 2024. More than 75% of the Company’s operating expenses are attributable to salary expenses. As of December 31, 2024, we had $1.3 million outstanding non-cancelable inventory purchase obligations with a remaining term of 12 months.

We intend to fund our existing and future material cash requirements with our existing cash balance. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Other than as discussed above, we did not have any significant capital and other commitments or long-term obligations as of December 31, 2024.

C. Research and Development, Patents and Licenses

In 2022, 2023 and 2024, we received non-royalty bearing grants from the Israel Innovation Authority. However, the terms of the grants require us to comply with the IIA’s restrictions and obligations as set out below.

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

As of December 31, 2024, we had 35 issued U.S. patents,4 U.S. reissued patents, and 3 pending U.S. patent applications. We expect to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

In addition, during 2022, 2023 and 2024, we received non-royalty bearing grants from the Spain Tax Authority.

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

Accounting for share-based compensation. We account for share-based compensation in accordance with Accounting Standards Codification No. 718, “Compensation - Stock Compensation” (“ASC No. 718”) that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statement of comprehensive loss. We recognize compensation expense for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of the grant and revised in subsequent periods if actual forfeitures differ from those estimates. The expected annual pre-vesting forfeiture rate affects the number of vested RSUs. The pre-vesting rate ranged between 0% and 30% in the years 2024, 2023 and 2022. In connection with the grant of options and RSUs, we recorded total share-based compensation expenses of $6 million in 2024 and $8.8 million in 2023. In 2024, $0.8 million, $2 million, $1.9 million and $1.4 million of our share-based compensation expense resulted from cost of revenue, research and development expenses, net, sales and marketing expenses and general and administrative expenses, respectively, based on the department in which the recipient of the option grant was employed. As of December 31, 2024, we had an aggregate of $6 million of unrecognized share-based compensation remaining to be recognized over a weighted average vesting period of 2 years.

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventory and discontinued products. Inventory write-off expenses in 2024 and 2023 totaled $3 million and $1.6 million, respectively.

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

The Company operates in one operating segment, and this segment comprises its only reporting unit. The Company has performed an annual impairment analysis as of December 31, 2024 and determined that the carrying value of the reporting unit was lower than the fair value of the reporting unit. Fair value is determined using market value. During the years 2024, 2023 and 2022, no impairment losses were recorded.

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

We believe that our business activity and management structure meet the criterion of being a single reporting unit for accounting purposes. We performed an annual impairment analysis as of December 31, 2024, and determined that the carrying value of the reporting unit was lower than the fair value of the reporting unit. Fair value is determined using market value. During the years ended 2023 and 2024, no impairment losses were recorded.

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

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC No. 360, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the year ended 2024, no impairment losses were recorded and during the year ended 2023, impairment losses were recorded in the amount of $1.6 million, due to concerns regarding the recoverability of the asset's carrying value.

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

In Israel, we have accumulated operating loss carry forwards of approximately $136.5 million and capital losses of approximately $27.5 million for tax purposes as of December 31, 2024, which may be carried forward and offset against ordinary income and capital gains respectively in the future for an indefinite period. In the United States, the accumulated losses for U.S. federal income tax return purposes were approximately $2 million and the accumulated losses for U.S. state income tax return purposes were approximately $5 million. The federal accumulated losses for tax purposes expire between 2027 and 2038. U.S. states have varying rules regarding expiration of net operating losses. We believe that because of our history of losses, and uncertainty with respect to future taxable income, it is more likely than not that the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future, and therefore, a valuation allowance was provided to reduce deferred tax assets to nil. The valuation allowance attributed to such losses for the year ended December 31, 2024, was $50 million.

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

ITEM 6: Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names, ages and positions of our directors and executive officers as of March 20, 2025:

Name	Age	Position
Directors
David Reis (5)	64	Chairman of the Board
Efrat Makov (1)(2)(3)(4)(5)	57	Director
Steven D. Levy (1)(2)(4)(5)	68	Director
Nadav Zohar (2)(5)	59	Director
Cynthia L. Paul	52	Director
Raffi Kesten (1)(5)	71	Director
Executive Officers
Eyal Harari	48	Chief Executive Officer and President
Liat Nahum	45	Chief Financial Officer
Rael Kolevsohn	55	Vice President, Legal Affairs, General Counsel and Company Secretary
Boaz Grossmann	56	Senior Vice President, R&D
Noam Lila	50	Senior Vice President, Customer Success and Operations
Vered Zur	61	Vice President, Marketing
Mark Shteiman	49	Chief Product Officer
Gili Groner	56	Chief Human Resources Officer

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

Efrat Makov has served as the lead independent director on our board since November 2021. She has served as a director of Ceragon Networks Ltd since October 2022 and of B Communications Ltd. (TASE: BCOM) since November 2019. Ms. Makov previously served as a director of BioLight Life Sciences Ltd. (TASE: BOLT), Kamada Ltd. (NASDAQ: KMDA), Anchiano Therapeutics Ltd. (NASDAQ: ANCN) (now known as Chemomab Therapeutics Ltd. (NASDAQ: CMMB)) and of  iSPAC 1 Ltd. (TASE: ISPC). Previously, Ms. Makov served as the Chief Financial Officer of Alvarion Ltd. (formerly NASDAQ; TASE: ALVR) and Aladdin Knowledge Systems Ltd. (formerly NASDAQ; TASE: ALDN). Prior to that, Ms. Makov served in management positions at two Israeli-based public companies, including as Vice President of Finance at Check Point Software Technologies Ltd. (NASDAQ: CHKP), and as Director of Finance for NUR Macroprinters Ltd. (formerly NASDAQ: NURM) (now known as Ellomay Capital Ltd. (NYSE; TASE: ELLO)). Earlier in her career, Ms. Makov spent seven years in public accounting with Arthur Andersen LLP in its New York, London and Tel Aviv offices. Ms. Makov holds a B.A. degree in Accounting and Economics from Tel Aviv University and is a certified public accountant in Israel and the United States.

Steven D. Levy has served as an outside director since 2007. Mr. Levy served as a Managing Director and Global Head of Communications Technology Research at Lehman Brothers, a global financial services firm, from 1998 to 2005. Before joining Lehman Brothers, Mr. Levy was a Director of Telecommunications Research at Salomon Brothers, an American investment bank, from 1997 to 1998, Managing Director and Head of the Communications Research Team at Oppenheimer & Co., a global full-service brokerage and investment bank from 1994 to 1997 and a senior communications analyst at Hambrecht & Quist, a California-based investment bank, from 1986 to 1994. Mr. Levy has served as a director of PCTEL, a broadband wireless technology company since 2006 and as their Chairman until 2023, and served as a director of Edison Properties, a privately held U.S. real estate company, since 2015. Mr. Levy previously served as a director of privately held GENBAND Inc., a U.S. provider of telecommunications equipment. Mr. Levy holds a B.Sc. in Materials Engineering and an M.B.A., both from the Rensselaer Polytechnic Institute.

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

Cynthia L. Paul, CFA, has served as a director since December 2022. She is Chief Investment Officer and Chief Executive Officer of Lynrock Lake LP, an investment management firm she founded in 2018. Ms. Paul invests across the full capital structure of public and private companies, employing a long-term, fundamentally-driven, value-oriented investment strategy, with a focus on the technology industry. She is Chairperson of the Board of CalAmp, Inc, a privately-owned IoT company that provides telematics solutions to help customers monitor, track, and protect vital assets. She is a board member of ON24, Inc. (NYSE: ONTF), a SaaS company providing a cloud-based sales and marketing platform for digital engagement. From 2018 until the time of its acquisition in 2021, Ms. Paul served as a board member of DSP Group, a NASDAQ-listed semiconductor company. She served as chairperson of the Nomination and Corporate Governance Committee, a member of the Audit Committee, and a member of the Compensation Committee. Ms. Paul served as Chairperson of the Board of Conexant Systems, LLC, a privately-held semiconductor company, from 2013 until its acquisition in 2017. Ms. Paul is an advisory board member and former board member of AlphaSense Inc., a privately-held SaaS company providing intelligent search to enterprise customers. From 2002 to 2017, Ms. Paul was a portfolio manager at Soros Fund Management LLC (“SFM”), where she managed a portfolio across corporate credit, convertible and equity securities. Ms. Paul joined SFM in 2000 and served on SFM’s Investment Committee. Prior to joining SFM, she worked at The Palladin Group in 1999 and at JP Morgan from 1994 to 1999, most recently as Head of Convertible Research. Ms. Paul graduated from Princeton University in 1994 with an Independent Major in Statistics and Operations Research, a Certificate from the Princeton School of Public and International Affairs, and a Certificate in Engineering Management Systems.

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

Executive Officers

Eyal Harari has served as our President and Chief Executive Officer since May 2024. Prior to joining Allot, between November 2019 and January 2024, Mr. Harari served as Chief Executive Officer of Radcom Ltd., a NASDAQ listed company that provides leading automated service assurance solutions for telecom operators running 5G/4G networks. He held a number of senior and management positions within the Radcom group of companies during the period from January 2001 to November 2019 including, Chief Operating Officer of Radcom Ltd and the CEO of Radcom’s U.S subsidiary, Radcom Inc., between December 2016 and November 2019. Mr. Harari holds a Bachelor of Science in Computer Science from the Open University of Israel, an M.B.A in Business Administration from Tel Aviv University and an M.A. in Business Law from Bar Ilan University.

Liat Nahum has served as our Chief Financial Officer since July 2024. Prior to joining Allot, Ms. Nahum was VP Strategic Business Executive at Amdocs Ltd., a public NASDAQ listed, multinational telecommunications technology company that specializes in software and services for communications, media and financial services providers and digital enterprises, VP Finance at Taboola Inc, a public NASDAQ listed, advertising technology company that provides content recommendation sponsored links to advertising partners and Director of finance at Amdocs. Ms. Nahum is a Certified Public Accountant and holds a B.A. in Finance and Accounting from the University of Haifa and an M.B.A. in Accounting and Business Management from the Ruppin Academic Center.

Mark Shteiman has served as our Senior Vice President AllotSmart Business Unit since December 2021. Prior to that Mr. Shteiman served as our Vice President Product Management since October 2019. Prior to that Mr. Shteiman served as our Associate Vice President Product Management from June 2018. Prior to Allot Mr. Shteiman served as Vice President Product Management at Kaminario Ltd. a leading All-flash Software-defined storage company, redefining the future of cloud-scale datacenters, between 2012 and 2015 served as Head of Product, City business unit of AGT International Ltd., between 2011 and 2013 founded Friendize Me. a SaaS Social E-commerce company and served as its Chief Executive Officer, between 2009 and 2011 as Vice President, Products at Gigafone Ltd., between 2006 and 2008 as VP Product Management NGM at Neustar, between 2000 - 2006 he held a number of positions at Followap a leading mobile instant messaging (IM) and interoperability provider for mobile telecom operators and internet service providers, during 2000 held a position in the Israeli Defense Forces and between 1996 - 1998 served as a software developer at Aitech Defense Systems. Mr. Shteiman holds a B.Sc in Computer Science from the Technion, Israel.

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

Boaz Grossmann has served as our Senior Vice President R&D since December 2024. Prior to that time, Mr. Grossmann served as our Senior Vice President, Cybersecurity Product Unit from January 2024 through December 2024,  as our Vice President Cyber Security R&D from May 2022 through December 2024, and as our AVP Security Management System from October 2020 through May 2022. Mr. Grossmann has more than 20 years R&D and management experience in software development in multi-disciplinaries areas (ISP, Satellite, Managed Network Service and Cybersecurity) and technologies leading units and groups in different geographical locations. Boaz holds B.Sc. in Mathematics and Computer Sciences from University of Haifa and Executive MBA from the Hebrew University of Jerusalem.

Gili Groner has served as our Chief Human Resources Officer since August 2024. Prior to joining Allot, she was the Head of HR for Bayer Israel for six years where she played a strategic part in managing HR during key mergers (such as Monsanto integration to Bayer Israel) and was responsible for aligning HR strategies with corporate goals and overseeing the entire employee lifecycle during periods of significant organizational changes. Before that, Ms. Groner was at Teva Pharmaceuticals for 16 years and during her time there in various HR roles, her last was VP of HR Business Partner for Global Quality & Biologics Operations orchestrating the development of a 6,500-employee organization. Ms. Groner holds a B.Sc. in Biology and a M.B.A. from the Hebrew University of Jerusalem.

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

B. Compensation of Officers and Directors

The aggregate compensation paid to or accrued on behalf of our directors and executive officers as a group during 2024 consisted of approximately $3.9 million in salary, fees, bonus, commissions and directors’ fees, including amounts we expended for automobiles made available to our officers, but excluding equity based compensation, dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. This amount includes approximately $0.1 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

In 2024, we paid or accrued to the chairman of the board of directors, Mr. David Reis, an annual fee of ILS 456,000 (approximately $123,257 USD). During such time, we paid our directors, Nadav Zohar, Efrat Makov and Manuel Echanove, ILS 97,079 (approximately $26,240 USD), ILS 165,329 (approximately $44,688 USD), and ILS 8,850 (approximately $2,392 USD), respectively, and we paid or accrued to our directors, Steven Levy, Raffi Kesten and Cynthia Paul, as permitted by the Companies Law, an annual fee of ILS 112,829 (approximately $30,498 USD), ILS 136,079 (approximately $36,782 USD), and ILS 112,929 (approximately $30,525 USD), respectively. The above fees for each of our directors (other than David Reis) have included an annual fee of currently ILS 80,000 (21,332 USD) and a per-meeting attendance fee of currently ILS 4,687 (approximately $1,267 USD) for any meeting he or she attended in person and a fee of currently ILS 2,812 (approximately $760 USD) for any meeting he or she attended by conference call or similar means.

Our directors are also typically granted, upon his or her initial election to the board of directors, an initial grant of RSUs. In the past, this grant was for 20,000 RSUs and at our last Annual Shareholders’ Meeting, our shareholders approved an increase to this amount to 30,000 RSUs, which will vest over a period of three years in equal quarterly installments subject to such director continuing to serve as a director over such period.  Each director, other than the Chairman, is also entitled to 10,000 RSUs as of every third annual general meeting following the respective director’s initial election.

Additionally, our shareholders approved an amendment to the equity compensation payable to our directors such that the number of RSUs to be granted to directors shall be determined based on a monetary value, as opposed to a fixed number, and such number of RSUs shall be granted annually.  Under the amended arrangement, (i) a director who is elected or reelected at the Annual Meeting, and (ii) commencing with the 2025 annual meeting of shareholders, a director who is elected or reelected at an annual meeting of shareholders, or a director who is not nominated for reelection at an annual meeting of shareholders but continues to serve by virtue of having been elected or appointed to a term that extends beyond such annual meeting, shall be entitled to a number of equity based awards valued at $50,000 less the value of any unvested RSUs held by the director as of the date of such annual meeting (with the value of such unvested RSUs being calculated for such purpose based on the average closing price of an ordinary share over the 30-trading day period ending on the last trading day prior to the annual meeting of shareholders at which such unvested RSUs were granted). The number of RSUs will be determined based on a price per share that is the higher of (i) $3.00 and (ii) the average closing price of an ordinary share over the 30-trading day period ending on the last trading day prior to the annual meeting of shareholders at which such RSUs are granted.

During 2024, our executive officers and directors received, in the aggregate, 949,337 RSUs under our equity incentive plans.

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

The table and summary below outline the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2024. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, equity-based compensation accrued or paid, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car, phone and social benefits paid to or earned by each Covered Executive during the year ended December 31, 2024.

Name and Principal Position(1)	Salary ($)	Bonus and Commission ($)(2)	Equity-Based Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Eyal Harari, Chief Executive Officer and President	257,581	270,000	319,971	67,649	915,201
Assaf Eyal, Former Senior Vice President, Global Sales*	259,488	142,020	155,079	45,836	602,423
Mark Shteiman, Chief Product Officer	227,052	51,087	189,896	38,463	506,498
Noam Lila, Senior Vice President, Customer Success and Operations	207,591	46,708	145,496	26,872	426,667
Rael Kolevsohn, Vice President, Legal Affairs, General Counsel and Company Secretary	227,052	51,087	110,491	28,248	416,878

* Former Officer
________________________
(1)	Unless otherwise indicated herein, all Covered Executives are full-time employees of Allot.
(2)
Amounts reported in this column represent annual incentive bonuses and commissions granted to the Covered Executives based on performance-metric based formulas set forth in their respective employment agreements.

(3)
Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for share-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 12 to our consolidated financial statements for the year ended December 31, 2024, included herein.

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

Our compensation policy was approved by our compensation and nominating committee and by our Board of Directors, and subsequently approved by our shareholders in December 2022, and is in effect for a period of three years following approval. In December 2024, our shareholders approved an amendment to our compensation policy.  The compensation policy, as amended, allows the grant of equity awards to non-executive directors with a vesting period of not less than one year; equity awards may also be granted with immediate vesting, but in such event the awards would be treated as cash awards rather than equity awards for purposes of the limitations imposed by the compensation policy. Such grants will not exceed in value (based on accepted valuation methods), on the date of grant, $200,000, per vesting annum.

Our compensation policy as amended provides:

•
Objectives: To attract, motivate and retain highly experienced personnel who will provide leadership for Allot’s success and enhance shareholder value, and to promote for each executive officer an opportunity to advance in a growing organization.

•	Compensation instruments: Includes guidelines and criteria for determining base salary; benefits and perquisites; cash bonuses; equity-based awards; and retirement and termination arrangements.

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

Our Class II directors, David Reis (who also serves as our chairman of the board of directors) and Raffi Kesten, will hold office until our annual meeting of shareholders to be held in 2026. Our Class I directors, Nadav Zohar and Cynthia Paul, will hold office until the 2025 Annual General Meeting of Shareholders. We currently have no Class III directors on our board. The directors (other than the outside directors) are elected by a vote of the holders of a majority of the voting power present and voting at the meeting. Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor is duly elected and qualified, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she resigns or is removed from office.

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

The initial term of an outside director is three years, and he or she may be reelected to up to two additional terms of three years each at a shareholders’ meeting, subject to the voting threshold set forth above. Thereafter, an outside director may be reelected for additional periods of up to three years each, only if the company’s audit committee and board of directors confirm that, in light of the outside director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company. The terms of our outside directors, Efrat Makov and Steven Levy, will continue until December 11, 2027 and August 14, 2025, respectively, unless such office is vacated in accordance with our Articles of Association or the Israel Companies Law. Outside directors may be removed by the same voting threshold as is required for their election, or by a court, and only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. The tenure of outside directors, like all directors, may also be terminated by a court under limited circumstances. If the vacancy of an outside director position causes the company to have fewer than two outside directors, a company’s board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint a new outside director. Each committee of a company’s board of directors which is authorized to exercise the board of directors’ authorities is required to include at least one outside director, except for the audit committee and the compensation committee, which are required to include all outside directors.

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

As of the date of this annual report, there are no claims for directors’ and officers’ liability insurance which have been filed in 2024 under our policies and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

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

D. Employees*

As of December 31, 2024, we had 495 Employees of whom 191 were based in Israel, 171 in Europe, 21 in North America, 16 in Latin America and 97 in Asia, Africa and Oceania. We have never experienced a work stoppage or a strike. The breakdown of our employees by department is as follows:

	December 31,
Department	2022	2023	2024
Manufacturing and operations	15	12	12
Research and development	328	220	186
Sales, marketing, service and support	328	263	241
Management and administration	78	64	57
Total	749	559	495

The table below provides a breakdown of employees, permanent contractors and subcontractors employed or engaged by the Company (herein: “Personnel Employed”):

	December 31,
	2022	2023	2024
Full time Employee	523	401	351
Part time Employee	38	33	31
Permanent Contractor	37	32	30
Subcontractor	151	93	83
Total	749	559	495

* Based on the number of full time equivalent Personnel Employed, which is the product of all full time Personnel Employed, plus the ratio of the average monthly hours of part time Personnel Employed to average monthly hours of full time Personnel Employed. In the foregoing table and in each instance herein where number of employees is provided, employees include full time and part time employees, as well as subcontractors and consultants. Typically, our employees, as well as our subcontractors and consultants, are employed or engaged for indefinite periods of time and may be dismissed or terminated with or without notice, depending on the jurisdiction and contracts under which they are employed or engaged. Under applicable Israeli law, we and our employees are subject to protective labor provisions such as restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and advance notice of termination of employment as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Economy make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation, travel expenses, and pension rights. Except as otherwise stated hereunder, our employees are not represented by a labor union. Under Spanish Labor law, we and our employees are subject to protective labor provisions and collective bargaining agreements, governing, among others, restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and advance notice of termination of employment as well as equal opportunity and anti-discrimination laws. Our workers in our San Sebastian office in Spain are represented by a worker’s representative, who was recently elected for a term of four years. In addition, our employees in our Madrid office in Spain are represented by five worker representatives, who were recently elected for a term of four years. Such representatives represent the employees with respect to labor health and prevention, training and equality. We provide our employees with benefits and working conditions which we believe are competitive with benefits and working conditions provided by similar companies. To foster wellbeing, we allow a hybrid mode of work to employees who attend an office. We expect employees to work in the office for 3 days each week, while in the remaining 2 days they may work remotely to allow flexibility and work life balance. In addition, starting May 2023, we have allowed a short work week (4 working days a week) once a month, for all company personnel.  From the second half of 2025, this practice will be reduced to a short weekend once every quarter. We have never experienced labor-related work stoppages and believe that our relations with our employees are good.

E. Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 3, 2025 by (i) each of our directors, (ii) each of our executive officers and (iii) all of our executive officers and directors serving as of March 3, 2025, as a group. Unless otherwise stated, the address of each named executive officer and director is c/o Allot Ltd, 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 4501317, Israel.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class
Directors
David Reis	*	*
Efrat Makov	*	*
Nadav Zohar	*	*
Steven D. Levy	*	*
Raffi Kesten	*	*
Cynthia Paul	8,793,999	22.2%
Executive Officers
Eyal Harari	*	*
Liat Nahum	*	*
Rael Kolevsohn	*	*
Vered Zur	*	*
Mark Shteiman	*	*
Noam Lila	*	*
Gili Groner	-	-
Boaz Grossman	*	*
All directors and executive officers as a group	9,395,078	23.7%

____________

* Less than one percent of the outstanding ordinary shares.

(1) As used in this table, “beneficial ownership” is determined in accordance with the rules of the SEC and consists of either or both voting or investment power with respect to securities. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 3, 2025, through the exercise of any option or pursuant to vesting of RSU. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of March 3, 2025, and outstanding RSUs vesting within 60 days of March 3, 2025 are deemed outstanding for computing the ownership percentage of the person holding such options or RSUs, but are not deemed outstanding for the purpose of computing the ownership percentage of any other person. Except as otherwise indicated, the persons named in the table have reported that they have sole voting and sole investment power with respect to all ordinary shares shown as beneficially owned by them. The amounts and percentages are based upon 39,692,814 ordinary shares outstanding as of March 3, 2025, pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act.

Our directors and executive officers hold, in the aggregate, 1,811,491 outstanding options and RSUs. Such amount includes options currently exercisable for 30,000 ordinary shares as of March 3, 2025. The options (excluding RSUs) have a weighted average exercise price of $5.94 per share and have expiration dates during Q2 2025.

Share Option Plans

The following table summarizes our equity incentive plans, which have outstanding awards as of March 3, 2025:

Plan	Shares reserved	Option and RSU grants, net (*)	Outstanding options and RSUs	Options outstanding exercise price	Date of expiration	Options exercisable
2016 Incentive Compensation Plan	539,962	9,111,434	3,784,500	5.939	9/6/2025	30,000

____________

(*) “Option and RSU grants, net” is calculated by subtracting options and RSUs expired or forfeited.

As of March 3, 2025, we had 39,692,814 ordinary shares outstanding. We have adopted four share option plans. Under our share option plans, as of March 3, 2025, there were 3,784,500 outstanding options and RSUs, including options currently exercisable for 30,000 ordinary shares. As of March 3, 2025, 539,962 shares remained available for future grants under the 2016 Plan (as described below). Upon issuance, such ordinary shares may be freely sold in the public market, except for shares held by affiliates who have certain restrictions on their ability to sell. The options (excluding RSUs) have a weighted average exercise price of $5.94 per share.

We will only grant options, RSUs or other equity incentive awards under the 2016 Incentive Compensation Plan.

2016 Incentive Compensation Plan, as amended (formerly, 2006 Incentive Compensation Plan)

The Allot Ltd. 2006 Incentive Compensation Plan (the “2006 Plan”) was adopted by the Company’s board of directors on October 29, 2006 and became effective immediately prior to the effective date of the Company’s initial public offering. Effective October 28, 2016, our board of directors amended and restated the 2006 Plan to extend the term of the 2006 Plan by ten years and to rename the 2006 Plan as the Allot Ltd. 2016 Incentive Compensation Plan (as amended, the “2016 Plan”). The 2016 Plan will remain in effect, subject to the right of our board of directors to amend or terminate the 2016 Plan at any time pursuant to the terms of the 2016 Plan, until all shares reserved for issuance under the 2016 Plan shall have been delivered, and any restrictions on such shares shall have lapsed, provided that in no event may an award under the 2016 Plan be granted on or after October 27, 2026. On March 27, 2025, our board of directors approved an amendment to the 2016 Plan to eliminate the limitation on the annual increase of the share reserve and to clarify that such annual increase will be set at the discretion of the board of directors.

The 2016 Plan is intended to further our success by increasing the ownership interest of certain of our and our subsidiaries’ employees, directors and consultants and to enhance our and our subsidiaries’ ability to attract and retain employees, directors and consultants.

The number of ordinary shares that we may issue under the 2016 Plan will increase on the first day of each fiscal year, in each case in an amount determined by our board of directors with respect to such fiscal year. The number of shares subject to the 2016 Plan is also subject to adjustment if particular capital changes affect our share capital. Ordinary shares subject to outstanding awards under the 2006 Plan or our 2003 plan or 1997 plans that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2016 Plan. As of March 3, 2025, there were 3,784,500 outstanding options and RSUs under the 2016 Plan and 539,962 ordinary shares remained reserved for future grants under the 2016 Plan. Israeli participants in the 2016 Plan may be granted options and/or restricted share units subject to Section 102 of the Ordinance. Section 102 of the Ordinance, allows employees, directors and officers, who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employees service providers and controlling shareholders may only be granted options under another section of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. The most favorable tax treatment for the grantees is under Section 102(b)(2) of the Ordinance, the issuance to a trustee under the “capital gain track.” However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or shares. Any share options granted under the 2016 Plan to participants in the United States will be either “incentive share options,” which may be eligible for special tax treatment under the U.S. Internal Revenue Code of 1986, or options other than incentive share options (referred to as “nonqualified share options”), as determined by our compensation and nominating committee and stated in the option agreement.

Our compensation and nominating committee administer the 2016 Plan and it selects which of our and our subsidiaries’ and affiliates’ eligible employees, directors and/or consultants receive options, RSUs or other awards under the 2016 Plan and will determine the terms of the grant, including, exercise prices, method of payment, vesting schedules, acceleration of vesting and the other matters necessary in the administration of the plan.

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

We were not required to prepare an accounting restatement during or after the last completed fiscal year.

ITEM 7: Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 3, 2025, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Lynrock Lake Master Fund LP (2)	8,768,666	22.1%
QVT Family Office Fund LP (3)	3,555,793	9.0%
Kanen Wealth Management, LLC (4)	4,250,286	10.8%

__________________
(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 3, 2025 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 39,692,814 ordinary share outstanding as of March 3, 2025.

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

(3)
Based on a Schedule 13D/A filed on February 28, 2025 QVT Family Office Fund LP (“QVT Fund”) had shared voting and dispositive power over 3,555,793 of our ordinary shares.  QVT Financial LP (“QVT Financial”), as the investment manager for QVT Fund, and QVT Associates GP LLC (“QVT Fund GP”), was the general partner of the QVT Fund, have voting and dispositive power over these shares. The principal executive offices of QVT Fund, QVT Financial and QVT Fund GP is 888 Seventh Avenue, 43rd Floor, New York, New York 10106.

(4)
Based on a Schedule 13G filed on November 18, 2024 by Philotimo Fund LP, a Delaware limited partnership (“Philotimo”), Philotimo Focused Growth and Income Fund, a series of World Funds Trust and a Delaware statutory trust (“PHLOX”), Kanen Wealth Management, LLC, a Florida limited liability company (“KWM”) and David L. Kanen, Philotomo beneficially owned 1,062,501 of our ordinary shares, PHLOX beneficially owned 1,062,642 of our ordinary shares, and KWM and David L. Kanen had each shared voting and dispositive power over 2,125,143 of our ordinary shares. David L. Kanen is the managing member of KWM and has voting and dispositive power over these shares. The business address of such holders is 6810 Lyons Technology Circle, Suite 160, Coconut Creek, Florida 33073.

Significant Changes in the Ownership of Major Shareholders

As described above, based on a Schedule 13G filed on November 18, 2024 by Philotomo, PHLOX, KWM and David L. Kanen, KWM and David L. Kanen became the beneficial owner of 5% or more of our ordinary shares, and are now each the beneficial owners of 2,125,143, or 5.4%, of our ordinary shares.

Record Holders

As of March 3, 2025, there were 14 record holders of ordinary shares, of which seven consisted of United States record holders holding approximately 99.58% of our outstanding ordinary shares. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. The United States record holders included Cede & Co., the nominee of the Depositary Trust Company.

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

ITEM 8: Financial Information

A. Consolidated Financial Statements and Other Financial Information.

Consolidated Financial Statements

For our audited consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, please see pages F-5 to F-47 of this report.

Export Sales

See “ITEM 4: Operating and Financial Review and Prospects” under the caption “Customers” for certain details of export sales for the last three fiscal years.

Legal Proceedings

We may, from time to time in the future be involved in legal proceedings in the ordinary course of business. Such matters are generally subject to many uncertainties and outcomes are not predictable with assurance. We accrue for contingencies when the loss is probable and it can reasonably estimate the amount of any such loss. Except as set forth in Note 11 to our consolidated financial statements for the fiscal year ended December 31, 2024 included elsewhere in this report, we are currently not a party to any material legal or administrative proceedings for which an appropriate accrual has not been made, and is not aware of any pending or threatened material legal or administrative proceedings against us.

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

As of March 3, 2025, the last reported sale price of our ordinary shares on Nasdaq was $5.75 per share and on the TASE was 21.9 ILS per share.

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

Ordinary Shares

Our authorized share capital consists of 200,000,000 ordinary shares, par value ILS 0.10 per share. As of March 3, 2025, we had 39,692,814 ordinary shares outstanding. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

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

As of December 31, 2024, the Company has not yet realized the benefits under the “Approved Enterprise” program. We believe that we met the aforementioned conditions.

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

As of December 31, 2024, we did not generate exempt income under the provisions of the Investments Law.

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

Under the 2016 Amendment, two new tracks are available:

•
Technological Preferred Enterprise - an enterprise which is part of a consolidated group with consolidated annual revenues of less than ILS 10 billion. A Technological Preferred Enterprise which is located in areas other than Development Zone A will be subject to tax at a rate of 12% on profits derived from eligible intellectual property, (“Preferred Technological Income”), and a Technological Preferred Enterprise in Development Zone A will be subject to tax at a rate of 7.5%; and

•
Special Technological Preferred Enterprise - an enterprise which is part of a consolidated group with consolidated annual revenues exceeding ILS 10 billion. Such an enterprise will be subject to tax at a rate of 6% on profits derived from Preferred Technological Income regardless of the enterprise’s geographical location.

Any dividends distributed out of Preferred Technological Income by a Technological Preferred Enterprise or a Special Technological Preferred Enterprise, will be subject to tax at a rate of 20% (with an exemption from such withholding tax applying to dividends paid to an Israeli company), or a lower rate of 4% in case 90% or more of the Preferred Technological Enterprise’s shares are held by foreign corporations, and other conditions are satisfied. The above rates may be reduced by an applicable double tax treaty, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate.

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

The tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain is generally taxed at a rate of 30%. Additionally, if such shareholder is considered a “material shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in a company, the tax rate is 30%. “Means of control” generally includes the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights on how to exercise these rights, regardless of the source of such right. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares. However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

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

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

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

Taxation of Dividends paid to Holders of Shares

Individual Israeli residents and non-Israeli residents (whether individual or corporations) are generally subject to Israeli income tax on the receipt of dividends, that may be paid on our ordinary shares other than bonus shares, or stock dividends, at the rate of 25%, or 30% for a shareholder that is considered a “material shareholder” at any time during the 12-month period preceding such distribution, w. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a material shareholder or not). However, under the Investments Law, dividends generated by an Approved Enterprise, Benefited Enterprise, Preferred Enterprise or Technological Preferred Enterprise may be are taxed at a different rate as discussed above. Dividend distributions to Israeli resident corporations are generally not subject to a withholding tax.

However, with respect to non-Israeli resident, a reduced tax rate may be available under an applicable tax treaty.  Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares that is a Treaty U.S. Resident is 25%. However, if the income out of which the dividend is paid is not generated by an Approved Enterprise, Benefited Enterprise, Preferred Enterprise or Technological Preferred Enterprise, and not more than 25% of our gross income consists of interest or dividends (and certain other conditions are met), dividends paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year are generally taxed at a rate of 12.5%. If the aforementioned conditions are met and the income out of which the dividend is paid is generated by an Approved Enterprise, Benefited Enterprise, Preferred Enterprise or Technological Preferred Enterprise, then the tax rate will be 15%. If the dividend is partly attributable to income derived from an Approved Enterprise, Benefited Enterprise, Preferred Enterprise or Technological Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

Surtax

Individuals who are subject to tax in Israel (whether or not Israeli residents) are subject to a surtax at a rate of 3% of annual taxable income in excess of NIS 721,560 (for the 2025 tax year, which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gain. According to the Economic Efficiency Law (Legislative Amendments to Achieve the Budget Targets for the 2025 Budget Year) (Freezing of Tax Updates and Surtax), 5785-2024 (the “Economic Efficiency Law”), during the years 2025-2027, the aforementioned amount will not be adjusted in accordance with the Israeli consumer price index. In addition, pursuant to the Economic Efficiency Law, an individual whose taxable income from “Capital Sources” in the tax year exceeds the aforesaid amount shall be subject to an additional tax on the portion of their taxable income from Capital Sources that exceeds the aforesaid amount at a rate of 2%. For this purpose, a Capital Source is any source of income (including, among other things, capital gain, dividend and interest) other than income from business, employment and personal exertion.

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

PFIC status is an annual determination that is based on tests which are factual in nature and our status in future years will depend on our income, assets and activities in each of those years. Therefore, there can be no assurance that we will not be considered a PFIC for any taxable year. As a public company, the market capitalization method was employed to value our assets for PFIC purposes. In previous years, we obtained an independent valuation of our company which employed an approach other than the market capitalization approach. For the 2024 tax year, based on the analysis of our U.S. tax advisor, the market capitalization method was determined to be appropriate for determining our PFIC status. On that basis, we believe that we were not a PFIC for the 2024 tax year. However, there can be no certainty that the IRS will not challenge such a position and determine that based on the IRS’s interpretation of the asset test, we were a PFIC for the 2024 tax year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2025 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets, market capitalization and activities in each of those years. Because the market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a PFIC, we cannot assure you that we will not be considered a PFIC for any taxable year. If we were a PFIC, and you are a U.S. Holder, you generally would be subject to ordinary income tax rates, imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “-Distributions”) with respect to any gain from the sale, exchange or other disposition of, and certain distributions with respect to, your ordinary shares. A U.S. Holder should consult his, her or its own tax advisor with respect to the potential application of the PFIC rules in his, her or its particular circumstances.

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

J. Annual Report to Security Holders

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the ILS. In 2024, we derived substantial part of our revenues in U.S. dollars and also a substantial portion in Euros and other currencies. Although a substantial part of our expenses were denominated in U.S. dollars, a significant portion of our expenses were denominated in ILS and to a lesser extent in Euros and other currencies. Our ILS-denominated expenses consist principally of salaries and related personnel expenses. We monitor foreign currency exposure and, from time to time, may use various instruments to preserve the value of sales transactions and commitments; however, this cannot assure our protection against risks of currency fluctuations. Any strengthening or weakening in the value of the ILS against the U.S. dollar is being partially mitigated using hedging transactions and therefore, though we cannot provide any assurance that such transaction will fully mitigate the effect on our net income, it is not likely that such effect will be material in the upcoming year.

In the event of a 10% hypothetical strengthening or weakening in the value of the Euro against the U.S. dollar, we may be able to mitigate the effect of such currency exchange fluctuation by adapting our pricing. However, in the event that market conditions will limit our ability to adjust our pricing, we might not be able to fully mitigate the adverse effect of such currency fluctuation. We estimate that in such event, the impact on our net income in 2024 did not exceed $2 million. For more information regarding foreign currency related risks, see “ITEM 3: Key Information-Risk Factors-Our international operations expose us to the risk of fluctuations in currency exchange rates.”

We use currency derivatives contracts primarily to hedge payments in ILS, EUR, AUD and CAD against USD. These transactions constitute a future cash flow hedge. As of December 31, 2024, we had outstanding derivatives contracts in the amount of $10.3 million, net. These transactions were for a period of up to twelve months. As of December 31, 2024, the fair value of the above-mentioned foreign currency derivative contracts was $0.3 million.

ITEM 12: Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

A. Material Modifications to the Rights of Security Holders

None.

B. Use of Proceeds

Not applicable.

ITEM 15: Controls and Procedures

(a) Disclosure Controls and Procedures. As of the end of the period covered by this report, our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024. Based upon, and as of the date of, such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, our disclosures controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024.

In making this assessment, our management used the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2024 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Independent Public Accounting Firm. Our independent auditors, Kost Forer Gabbay & Kasierer, A Member of EY Global, have audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, have issued an unqualified audit report on the effectiveness of our internal control over financial reporting as of December 31, 2024. The report is included in pages F-2 and F-3 of this annual report on Form 20-F and is incorporated herein by reference.

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

ITEM 16B: Code of Ethics

We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller and persons performing similar functions. This code has been posted on our website, www.allot.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. Waivers of our code of ethics may only be granted by the board of directors. Under Item 16B of Form 20-F, if a waiver or amendment of the code of ethics applies to the persons specified in Item 16B(a) of the Form 20-F and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Form 6-K. We granted no waivers under our code of ethics in 2024.

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Auditors

The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm.

	Year ended December, 31,
	2023	2024
	(in thousands of U.S. dollars)
Audit Fees(1)	$489	$480
Audit-Related Fees(2)	$5	$7
Tax Fees(3)	$70	$49
Other	-
Total	$564	$536

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

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

In August 2015, the Board of Directors approved a program for the Company to repurchase up to $15 million of its outstanding ordinary shares, which program was thereafter approved by the Israeli court, pursuant to Israeli law on November 26, 2015. Share purchases will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with all applicable securities laws and regulations. The repurchase program does not require Allot to acquire a specific number of shares, and may be suspended from time to time or discontinued. The court approvals previously granted have expired on May 26, 2016. During 2022, 2023 and 2024, we did not repurchase any outstanding ordinary shares under this program.

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

ITEM 16I: Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J: Insider Trading Policies

We have adopted an Insider Trading Policy which governs the purchase, sale and other dispositions of our securities by our directors, officers, employees and contractors that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the listing standards of Nasdaq. A copy of our Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report.

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

As a foundation for this approach, we have implemented a layered governance structure to help assess, identify and manage cybersecurity risks. Our cybersecurity risk management program includes processes to assess and identify cybersecurity risks with regards to our assets, classify such risks, and implement corrective and preventive actions in accordance with industry best practice. We undergo annual external evaluation by third party consultants, whose work includes the performance of cybersecurity risk management process reviews, penetration testing, and security surveys. We are ISO27001 and ISO22301 certified and undergo annual SOX audits by our external auditors.

Our privacy and cybersecurity policies that currently exist and will continue to fortified and updated to adapt to applicable regulatory requirements, encompass incident response procedures, vendor management standards and information security domains including security awareness training, asset management, network security, business continuity management, and backups and restoration. In order to help develop these policies and procedures, we monitor the privacy and cybersecurity laws, regulations and guidance applicable to us in the regions where we do business. Our cybersecurity risk management program is modeled on industry standards and best practices, as well as the requirements of applicable privacy and cybersecurity laws and regulations.

Our cybersecurity risk management program will include processes to monitor and manage vendors’ cybersecurity risks. Our agreements with applicable third-party service providers require such providers to adhere to privacy and cybersecurity standards, and we perform risk assessments of vendors, including evaluating their ability to protect data from unauthorized access. Furthermore, we monitor and review vendors’ access to our systems and data.

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

As described in Item 3.D “Risk Factors,” our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Computer viruses, hackers, employee or vendor misconduct, and other external hazards could expose our information systems and those of our vendors to security breaches, cybersecurity incidents or other disruptions, any of which could materially and adversely affect our business, by way of disclosing our confidential business and financial information and/or affecting our platforms’ availabilities (affecting our ability to provide services and support to our customers) and/or affecting our data integrity. We are not aware that we have experienced a material cybersecurity incident during the 2024 fiscal year.

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

4.2	2016 Incentive Compensation Plan, as amended (6)
4.3	Israeli Subplan (Appendix A) of the 2016 Incentive Compensation Plan, as amended and restated (7)
4.4	US Subplan (Appendix B) of the 2016 Incentive Compensation Plan, as amended and restated (8)
4.6	Compensation Policy for Executive Officers and Directors (5)
4.7	Securities Purchase Agreement, dated February 14, 2022, between the Registrant and Lynrock Lake Master Fund LP (12)
4.8	Convertible Promissory Note, dated February 17, 2022 between the Registrant and Lynrock Lake Master Fund LP (14)
4.9	Registration Rights Agreement, dated February 17, 2022 between the Registrant and Lynrock Lake Master Fund LP (15)
4.10	Cooperation Agreement, dated May 11, 2022, between the Registrant and Outerbridge Special Opportunities Fund II, LP (13)
8.1	List of Subsidiaries of the Registrant
11.1	Insider Trading Policy of Allot Ltd.
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications), furnished herewith
15.1	Consent of Kost Forer Gabbay & Kasierer
97.1	Policy for the Recovery of Erroneously Awarded Compensation (16)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Label Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
___________________

(1)	Previously filed with the SEC on October 31, 2006 pursuant to a registration statement on Form F-1 (File No. 333-138313) and incorporated by reference herein.
(2)	Previously included in Exhibit 99.3 to the report of foreign private issuer on Form 6-K furnished to the SEC on November 1, 2018 and incorporated by reference herein.
(3)	Previously filed with the SEC on March 26, 2015 as Exhibit 4.8 to the annual report on Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.
(4)	Previously filed with the SEC on March 28, 2016 as Exhibit 5.1 to the annual report on Form 20-F for the year ended December 31, 2015 and incorporated by reference herein.
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

(7)	Previously filed with the SEC on March 23, 2017 as Exhibit 4.3 to the annual report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(8)	Previously filed with the SEC on March 23, 2017 as Exhibit 4.4 to the annual report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(9)	Previously included in Exhibit 99.1 to the report of foreign private issuer on Form 6-K furnished to the SEC on November 1, 2018 and incorporated by reference herein.
(10)	Previously included in Exhibit 99.2 to the report of foreign private issuer on Form 6-K furnished to the SEC on November 1, 2018 and incorporated by reference herein.
(11)	Previously filed with the SEC on March 22, 2018 as Exhibit 4.6 to the annual report on Form 20-F for the year ended December 31, 2017 and incorporated by reference herein.
(12)	Previously included in Exhibit 4.1 to the report of foreign private issuer on Form 6-K furnished to the SEC on February 15, 2022 and incorporated by reference herein.
(13)	Previously included in Exhibit 4.1 to the report of foreign private issuer on Form 6-K furnished to the SEC on May 12, 2022 and incorporated by reference herein.
(14)	Previously filed with the SEC on April 10, 2024 as Exhibit 4.8 to the annual report on Form 20-F for the year ended December 31, 2023 and incorporated by reference herein.
(15)	Previously filed with the SEC on April 10, 2024 as Exhibit 4.9 to the annual report on Form 20-F for the year ended December 31, 2023 and incorporated by reference herein.
(16)	Previously filed with the SEC on April 10, 2024 as Exhibit 97.1 to the annual report on Form 20-F for the year ended December 31, 2024 and incorporated by reference herein.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Ltd

By:  /s/ Eyal Harari
Eyal Harari
Chief Executive Officer

Dated:  March 27, 2025

ALLOT LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

U.S. DOLLARS IN THOUSANDS

ALLOT LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

U.S. DOLLARS IN THOUSANDS

- - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menahem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

ALLOT LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Allot Ltd. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 27, 2025 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

Description of the Matter
As described in Note 2m to the consolidated financial statements, the Company derives its revenues mainly from sales of products, related maintenance and support services and professional services. The Company’s contracts with customers often contain multiple performance obligations which are accounted for separately when they are distinct. The Company allocates the transaction price to the distinct performance obligations on a relative standalone selling price basis and recognizes revenue when control is transferred. Product revenues are recognized at the point in time when the product has been delivered. The Company recognizes revenues from maintenance and support services ratably over the term of the applicable maintenance and support agreement. Revenues from professional services are recognized, when the services are provided.

Auditing the Company’s determination of the stand-alone selling price was complex and required judgment due to the subjectivity of the assumptions that were used in developing the stand-alone selling price of distinct performance obligations.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated design and tested the operating effectiveness of internal controls over the determination of the stand-alone selling prices.

To test management’s determination of stand-alone selling price for each performance obligation, we performed procedures to evaluate the methodology applied. We evaluated the Company's analysis of stand-alone selling price, including reading sample of executed contracts to understand and evaluate management’s identification of significant terms, tested the accuracy of the underlying data and calculations and the application of that methodology to the sampled contracts. We tested the reasonableness of factors considered by management, such as historical sales, allocation of expenses, and appropriate margins. We also tested the mathematical accuracy of management’s calculations of revenue.

Finally, we assessed the appropriateness of the related disclosures in the consolidated financial statements.

We have served as the Company’s auditor since 2006.
Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER

March 27, 2025 A Member of EY Global

Kost Forer Gabbay & Kasierer 144 Menahem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ALLOT LTD.

Opinion on Internal Control Over Financial Reporting

We have audited Allot Ltd. internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Allot Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 27, 2025, expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Tel-Aviv, Israel

March 27, 2025
/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

ALLOT LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2024	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$16,142	$14,192
Restricted deposits	904	1,728
Short-term bank deposits	15,250	10,000
Available-for-sale marketable securities	26,470	28,853
Trade receivables, net (net of allowance for credit losses of $ 25,306 and $ 25,253 on December 31, 2024 and 2023, respectively)	16,482	14,828
Other receivables and prepaid expenses	6,317	8,437
Inventories	8,611	11,874

Total current assets	90,176	89,912

NON-CURRENT ASSETS:
Severance pay fund	464	395
Restricted deposit	279	158
Operating lease right-of-use assets	6,741	3,057
Other assets	2,151	704
Property and equipment, net	7,692	11,189
Intangible assets, net	305	915
Goodwill	31,833	31,833

Total non-current assets	49,465	48,251

Total assets	$139,641	$138,163

The accompanying notes are an integral part of the consolidated financial statements.

F - 5

ALLOT LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2024	2023
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$946	$969
Employees and payroll accruals	8,208	12,566
Deferred revenues	17,054	14,892
Short-term operating lease liabilities	562	1,453
Other payables and accrued expenses	9,200	9,528

Total current liabilities	35,970	39,408

LONG-TERM LIABILITIES:
Deferred revenues	7,136	7,437
Long-term operating lease liabilities	5,807	702
Accrued severance pay	946	1,080
Convertible debt	39,973	39,773

Total long-term liabilities	53,862	48,992

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.1 par value - Authorized: 200,000,000 shares at December 31, 2024 and 2023; Issued: 40,346,993 and 39,192,939 shares at December 31, 2024 and 2023, respectively; Outstanding: 39,530,993 and 38,376,939 shares at December 31, 2024 and 2023, respectively	1,012	981
Additional paid-in capital	318,138	312,128
Treasury share at cost - 816,000 shares at December 31, 2024 and 2023.	(3,998)	(3,998)
Accumulated other comprehensive income	357	483
Accumulated deficit	(265,700)	(259,831)

Total shareholders' equity	49,809	49,763

Total liabilities and shareholders' equity	$139,641	$138,163

The accompanying notes are an integral part of the consolidated financial statements.

F - 6

ALLOT LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2024	2023	2022
Revenues:
Products	$30,068	$37,599	$60,980
Services	62,127	55,551	61,757
Total revenues	92,195	93,150	122,737

Cost of revenues:
Products	10,708	16,693	21,345
Services	17,797	23,771	18,486
Total cost of revenues	28,505	40,464	39,831

Gross profit	63,690	52,686	82,906

Operating expenses:
Research and development (net of grant participations of $ 1,595, $ 3,129 and $ 825 for the years ended December 31, 2024, 2023 and 2022, respectively)	26,112	39,115	49,800
Sales and marketing	30,908	43,850	49,393
General and administrative	12,684	34,656	15,982

Total operating expenses	69,704	117,621	115,175

Operating loss	(6,014)	(64,935)	(32,269)
Financial income, net	1,910	3,215	2,134

Loss before income tax expense	(4,104)	(61,720)	(30,135)
Income tax expense	1,765	1,084	1,895

Net loss	$(5,869)	$(62,804)	$(32,030)

Net loss per share:
Basic and diluted	$(0.15)	$(1.66)	$(0.87)

Weighted average number of shares used in per share computations of net loss:
Basic and diluted	38,928,475	37,911,214	36,975,424

Unrealized gain (loss) on available-for-sale marketable securities	14	41	(140)
Net amount reclassified to earnings from available-for-sale marketable securities	-	-	2
Total comprehensive gain (loss) from available-for-sale marketable securities	14	41	(138)
Unrealized gain (loss) on foreign currency cash flow hedges transactions	20	(960)	(5,562)
Net amount reclassified to earnings from hedging transactions	(160)	2,656	4,175
Total comprehensive gain (loss) from hedge transactions	(140)	1,696	(1,387)

Total other comprehensive income (loss)	(126)	1,737	(1,525)

Total comprehensive loss	(5,995)	$(61,067)	$(33,555)

The accompanying notes are an integral part of the consolidated financial statements.

F - 7

ALLOT LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares				Accumulated other
	Outstanding shares	Amount	Additional paid-in capital	Treasury share	comprehensive income (loss)	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2022	36,491,480	929	293,803	(3,998)	271	(164,997)	126,008

Exercise of share options and restricted share units	878,563	25	226	-	-	-	251
Share-based compensation	-	-	9,269	-	-	-	9,269
Other comprehensive loss	-	-	-	-	(1,525)	-	(1,525)
Net loss	-	-	-	-	-	(32,030)	(32,030)

Balance as of December 31, 2022	37,370,043	954	303,298	(3,998)	(1,254)	(197,027)	101,973

Exercise of share options and restricted share units	1,006,896	27	(27)	-	-	-	-
Share-based compensation	-	-	8,857	-	-	-	8,857
Other comprehensive loss	-	-	-	-	1,737	-	1,737
Net loss	-	-	-	-	-	(62,804)	(62,804)

Balance as of December 31, 2023	38,376,939	981	312,128	(3,998)	483	(259,831)	49,763

Exercise of share options and restricted share units	1,154,054	31	(30)	-	-	-	1
Share-based compensation	-	-	6,040	-	-	-	6,040
Other comprehensive loss	-	-	-	-	(126)	-	(126)
Net loss	-	-	-	-	-	(5,869)	(5,869)

Balance as of December 31, 2024	39,530,993	1,012	318,138	(3,998)	357	(265,700)	49,809

The accompanying notes are an integral part of the consolidated financial statements.

F - 8

ALLOT LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities:

Net loss	$(5,869)	$(62,804)	$(32,030)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, amortization and impairment	6,224	8,132	7,352
Share-based compensation	6,040	8,845	9,165
Amortization of issuance costs of Convertible debt	200	198	171
Changes in operating assets and liabilities:
Increase (decrease) in accrued severance pay, net	(203)	116	92
Decrease in other assets, other receivables and prepaid expenses	702	621	720
Decrease (increase) in accrued interest and amortization of premium on available-for sale marketable securities	(1,392)	(712)	71
Decrease in operating lease right-of-use asset	2,174	2,686	3,126
Decrease in operating leases liability	(1,644)	(3,322)	(3,131)
Decrease (increase) in trade receivables	(1,654)	34,273	(11,629)
Decrease (increase) in inventories	3,263	1,388	(2,170)
Increase (decrease) in trade payables	(24)	(10,692)	7,721
Decrease in employees and payroll accruals	(4,358)	(1,571)	(385)
Increase (decrease) in deferred revenues	1,861	(5,781)	(9,970)
Decrease in other payables and accrued expenses	(494)	(1,113)	(1,668)

Net cash provided by (used in) operating activities	4,826	(29,736)	(32,565)

Cash flows from investing activities:

Decrease (increase) in restricted deposits	703	(836)	430
Investment in short-term bank deposits	(24,550)	(15,900)	(130,050)
Withdrawal in short-term bank deposits	19,300	74,665	122,220
Purchase of property and equipment	(2,117)	(2,489)	(5,642)
Investment in available-for sale marketable securities	(61,003)	(46,742)	-
Proceeds from maturity of available-for-sale marketable securities	64,790	22,935	6,859
Proceeds from sale of available-for-sale marketable securities	-	-	171
Acquisition	-	-	(500)

Net cash provided by (used in) investing activities	(2,877)	31,633	(6,512)

F - 9

ALLOT LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from financing activities:

Proceeds from exercise of share options	1	-	251
Issuance of convertible debt	-	-	39,404

Net cash provided by financing activities	1	-	39,655

Increase in cash and cash equivalents	1,950	1,897	578
Cash and cash equivalents at the beginning of the year	14,192	12,295	11,717

Cash and cash equivalents at the end of the year	$16,142	$14,192	$12,295

Supplementary cash flow information:

Cash paid/received during the year for:

Taxes paid	$601	$385	$413

Interest received	$2,938	$3,287	$923

Non-cash activity:

Right-of-use assets obtained in the exchange for operating lease liabilities	$5,858	$356	$196

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

According to the agreement, the holdback amount (“Holdback Amount”) summing to $ 1,100 would be held to partially satisfy any claims for indemnification. Such amount shall be paid in three installments consisting 40%, 40% and 20% of the Holdback amount following the first, second and 30-months anniversaries of the Closing Date, respectively. Notwithstanding the aforementioned, a sum of $ 797 out of the Holdback amount shall be paid provided that certain employees keep working in the Company during the here mentioned periods (“the Restricted Holdback Amount”). As of December 31, 2024 the Company has no Holdback liability.

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

As of December 31, 2024, the Contingent Consideration Period ended however, part of Contingent Consideration was not settled yet. See Note 12b.

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

The total consideration for the acquisition was $ 1,152, which consisted of $ 500 paid in cash and an additional contingent consideration estimated at fair value of $ 652 at the Keepers acquisition date. As of December 31, 2024, the contingent consideration is estimated at fair value of $ 0.

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

During 2023, the Company reassess it’s research and development projects in order to focus its available resources. As a result of this assessment, management decided to stop further development of the Keepers technology and abandon the technology. Therefore, the Company estimated Keppers contingent consideration in a fair value of $0.

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

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Accounting Standards Codification No. 830, "Foreign Currency Matters" ("ASC No. 830"). All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate. Financial gains and (losses) related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies for the years ended December 31, 2024, 2023, and 2022 amounted to $ (502), $ 378 and $ 442, respectively.

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

e.
Restricted deposits:

Restricted deposits consist of deposits used as security for the company’s transactions with customers, hedging transactions and lease agreements. As of December 31, 2024 and 2023, restricted deposits were mainly denominated in U.S. dollars, amounted to $ 1,183 and $1,886, respectively, and bore a weighted average interest rate of 4.54% and 4.77%, respectively.

f.
Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year at the balance sheet date. The deposits are in dollars and bear interest at an annual weighted average rate of 5.23% and 6.58% on December 31, 2024 and 2023, respectively

g.
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

The following table displays a rollforward of the total allowance for credit losses for the years ended December 31, 2024, 2023, and 2022.

	2024	2023	2022

Total allowance for credit losses – January 1	25,253	2,908	2,398
Current-period provision for expected credit losses	190	22,563	823
Write-offs	-	(145)	(64)
Recoveries collected	(137)	(73)	(249)

Total allowance for credit losses – December 31	25,306	25,253	2,908

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

h.
Marketable securities:

Marketable securities consist mainly of government bonds. The Company determines the appropriate classification of marketable securities at the time of purchase and re-evaluates such designation at each balance sheet date. In accordance with FASB ASC No. 320 “Investments- Debt Securities,” the Company classifies marketable securities as available-for-sale. Available-for-sale securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity, net of taxes. Realized gains and losses on sales of marketable securities, as determined on a specific identification basis, are included in financial income, net. The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in financial income, net. The Company has classified all marketable securities as short-term, even though the stated maturity date may be one year or more beyond the current balance sheet date, because it is probable that the Company will sell these securities prior to maturity to meet liquidity needs or as part of risk versus reward objectives.

Available-for-sale debt securities with an amortized cost basis in excess of estimated fair value are assessed to determine what amount of that difference, if any, is caused by expected credit losses in accordance with ASC 326, Financial Instrument-Credit Losses.

The Company periodically evaluates its available-for-sale debt securities for impairment. If the amortized cost of an individual security exceeds its fair value, the Company considers its intent to sell the security or whether it is more likely than not that it will be required to sell the security before recovery of its amortized basis. If either of these criteria are met, the Company writes down the security to its fair value and records the impairment charge in interest and other income, net in the Consolidated Statements Of Comprehensive Loss. If neither of these criteria are met, the Company determines whether credit loss exists.

Expected credit losses on available-for-sale debt securities are recognized in interest and other income (expense), net, on the Company’s consolidated statements of income (loss), and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in Shareholder's equity. As of December 31, 2024, 2023 and 2022, no credit loss impairment was recorded regarding the available for sale marketable securities.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.
Inventories:

Inventories are stated at the lower of cost or net realizable value. Inventory write-offs are provided to cover risks arising primarily from end of life products and from slow-moving items, technological obsolescence, and excess inventory. Inventory net write-offs during the years ended December 31, 2024, 2023 and 2022 amounted to $ 3,020, $ 1,558 and $ 905, respectively, and were recorded in cost of revenues.

Provision for slow moving inventory as of December 31, 2024 and 2023 amounted to $ 10,411 and $ 8,895, respectively.

Inventory cost is determined using the weighted average cost method.

j.
Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Lab equipment	16 - 25
Computers and peripheral equipment	33
Office furniture	6
SECaaS equipment*	25
Leasehold improvements	Over the shorter of the term of the lease or the useful life of the asset

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

The Company operates in one operating segment, and this segment comprises its only reporting unit. The Company has performed an annual impairment analysis as of  December 31, 2024 and determined that the carrying value of the reporting unit was lower than the fair value of the reporting unit. Fair value is determined using market value. During the years 2024, 2023 and 2022, no impairment losses were recorded.

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

The Company has performed an annual impairment analysis as of  December 31, 2024 and determined that there were no circumstances indicating the asset’s carrying value may not be recoverable. During the year 2024, no impairment losses were recorded. During 2023, impairment losses were recorded in the amount of $ 1,614. During 2022, no impairment losses were recorded.

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

The Company recognizes revenue under the core principle that transfer of control to the Company’s customers should be depicted in an amount reflecting the consideration the Company expects to receive. As such, the Company identifies a contract with a customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to each performance obligation in the contract and recognizes revenues when (or as) the Company satisfies a performance obligation. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental entities (e.g., sales tax and other indirect taxes).

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

Product revenue is recognized at a point in time when the performance obligation is being satisfied, generally upon shipment or acceptance. Maintenance and support related revenues are deferred and recognized on a straight-line basis over the term of the applicable maintenance and support agreement since these services have a consistent continuous pattern of transfer to a customer during the contract period. Professional services are usually recognized at a point in time when the performance obligation is being satisfied.

The Company elected the practical expedient to not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less. In general, the company payment terms are one year or less.

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

During the years ended December 31, 2022, 2023 and 2024, the Company recognized revenue of approximately $19,193, $17,165 and $10,322, respectively, which was included in the deferred revenue balances at the beginning of each respective period.

The change in the deferred revenues balances during the period consisted of increases due to payments received in advance of performance, which were offset by decreases due to revenues recognized in the period.

The portion of the transaction price allocated to remaining performance obligations represents contracts that have not yet been recognized that include deferred revenue and amounts not yet received that will be recognized as revenue in future periods. As of December 31, 2024, the aggregate amount of the transaction price allocated to remaining performance obligations that the Company expects to recognize is $ 63 million of which approximately $ 45 million is estimated to be recognized before December 31, 2025 and approximately $ 18 million is estimated to be recognized after December 31, 2025. Excluding variable considerations related to base fee from SECaaS.

The Company pays sales commissions to sales and marketing personnel based on their certain predetermined sales goals. The company evaluates its commission and capitalize only incremental commissions costs which are considered recoverable costs of obtaining a contract with a customer. These capitalized sales commissions costs are amortized over a period of benefit which is typically over the term of the customer contracts as initial commission rates are commensurate with the renewal commission rates. Amortization expenses related to these costs are included in sales and marketing expenses in the consolidated statements of operations. For the year ended December 31, 2024 and December 31, 2023, the deferred commission was $1,131 and $1,572 accordingly. The amortization of deferred commission for 2024, 2023 and 2022 were $2,087, $1,239 and $1,296. The Company uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

The Company estimated variable consideration related to product returns based on its experience with historical product returns and other known factors. Such provisions amounted to $33 and $90 as of December 31, 2024 and 2023, respectively. As of December 31, 2024 and 2023, this provision was recorded as part of other payables and accrued expenses.

The Company recognizes term-based license agreements at the point in time when control transfers and the associated maintenance revenues over the contract period.

Depending on the shipping terms agreed with the customer, the Company may perform shipping and handling activities after the customer obtains control of the goods and revenue is recognized. The Company has elected to account for shipping and handling costs as activities to fulfill the promise to transfer the goods. As a result of this accounting policy election, the Company does not consider shipping and handling activities after the customer obtains control of the goods as promised services to its customers. Shipping expenses for the years ended December 31, 2024, 2023 and 2022 were immaterial.

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

Severance expense for the years ended December 31, 2024, 2023 and 2022, amounted to $ 1,861, $ 6,057and $ 3,516, respectively. During 2023, the Company implemented a cost reduction plan which included separation of employees which derived the 2023 severance exepenses.

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

The following table sets forth the total share-based compensation expense resulting from share options, restricted share units and Phantoms granted to employees included in the consolidated statements of comprehensive loss, for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022

Cost of revenues	$779	$1,219	$1,133
Research and development	1,988	3,010	3,168
Sales and marketing	1,855	2,651	2,943
General and administrative	1,418	1,965	1,921

Total share-based compensation expense	$6,040	$8,845	$9,165

During 2024, 2023 and 2022 no options were granted by the Company.

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

The expected annual pre-vesting forfeiture rate affects the number of vested RSUs. Based on the Company's historical experience, the pre-vesting is in the range of 0%-30% in the years 2024, 2023 and 2022.

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

The Company's trade receivables are derived from sales to customers located in EMEA, as well as in APAC, Latin America and the United States. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its customers and establishes an allowance for credit losses on a specific basis. Allowance for credit losses amounted to $ 25,306 and $ 25,253 as of December 31, 2024 and 2023, respectively. See note 2g above.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2024 we have past due of  $3.1 million.

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
Government grants:

Grants from the Israel Innovation Authority (IIA):

Participation grants from the Israel Innovation Authority (Previously known as the Office of the Chief Scientist) for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development non royalty bearing grants recognized amounted to $ 489, $ 552 and $ 539 in 2024, 2023 and 2022, respectively.

Grants from the Spain Tax Authorities:

Participation grants from the Spain Tax Authorities for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development non royalty bearing grants recognized amounted to $ 1,106, $ 2,577 and $ 286  in 2024 ,2023 and 2022, respectively.

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

ASC No. 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company classifies interest and penalties related to unrecognized tax benefits in taxes on income.

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

For the years ended December 31, 2024, 2023 and 2022, all outstanding options and RSUs have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive. The amount of those options and RSU’s was: 3,107,441, 2,665,194, 2,735,125 respectively.

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

The following table shows the components and the effects on net loss of amounts reclassified from accumulated other comprehensive loss as of December 31, 2024:

	Year ended December 31, 2024
	Unrealized gain (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Total

Balance as of December 31, 2023	$1	$482	$483
Changes in other comprehensive loss before reclassifications	14	20	34
Amounts reclassified from accumulated other comprehensive loss to:
Cost of revenues	-	(27)	(27)
Research and development	-	(68)	(68)
Sales and marketing	-	(36)	(36)
General and administrative	-	(29)	(29)

Net current-period other comprehensive loss	14	(140)	(126)

Balance as of December 31, 2024	$15	$342	$357

There was no income tax expense or benefit allocated to other comprehensive income, including reclassification adjustments for the year ended December 31, 2024.

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

ab.
Warranty costs:

The Company generally provides three months software and a one-year hardware assurance for its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's experience. Warranty expenses for the years ended December 31, 2024, 2023 and 2022 were immaterial.

ac.
Recently Adopted Accounting Pronouncements:

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU.

2023-07 as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company operates in one operating segment, and this segment comprises only one reporting unit. Therefore, there is no influence  adopting the Standard.

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses. This ASU requires to disclose disaggregated information about certain income statement expense line items. Entities are required to disclose purchases of inventory, employee compensation, depreciation, intangible asset amortization and depletion for each income statement line item that contains those expenses. Specified expenses, gains or losses that are already disclosed under existing US GAAP are required to be included in the disaggregated income statement expense line-item disclosures, and any remaining amounts need to be described qualitatively. Separate disclosures of total selling expenses and an entity’s definition of those expenses are also required. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: -	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31, 2024				December 31, 2023
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair Value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Available-for-sale - matures within one year:
US Governmental debentures	26,455	15	-	26,470	28,495	9	-	28,504
Corporate debentures	-	-	-	-	357	-	(8)	349

	26,455	15	-	26,470	28,852	9	(8)	28,853
Available-for-sale - matures after one year through three years:
US Governmental debentures	-	-	-	-	-	-	-	-
Corporate debentures	-	-	-	-	-	-	-	-

	-	-	-	-	-	-	-	-

	$26,455	$15	$-	$26,470	$28,852	$9	$(8)	$28,853

As of December 31, 2024 and 2023, the Company had no investments with a significant unrealized loss for more than 12 months.

As of December 31,2024, 2023 and 2022, no credit loss impairment was recorded regarding the available for sale marketable securities.

NOTE 4: -	FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, the Company measures its marketable securities and foreign currency derivative instruments at fair value. Cash equivalents and available for sale marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

Last year, the earn-out liability related to the acquisitions of Keepers are classified within Level 3 because these liabilities were based on present value calculations and an external valuation model whose inputs include market interest rates, estimated operational capitalization rates and volatilities. The fair value of the consideration was determined according to discounted cash flow.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4: -	FAIR VALUE MEASUREMENTS (Cont.)

The Company's financial net assets measured at fair value on a recurring basis, including accrued interest components, consisted of the following types of instruments as of December 31, 2024 and 2023, respectively:

	As of December 31, 2024
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale marketable securities	$-	$26,470	$-	$26,470
Foreign currency derivative contracts	-	584	-	584

Liabilities:
Foreign currency derivative contracts	-	(224)	-	(224)

Total financial net assets	$-	$26,830	$-	$26,830

	As of December 31, 2023
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Assets:
Available-for-sale marketable securities	$-	$28,853	$-	$28,853
Foreign currency derivative contracts	-	650	-	650

Liabilities:
Earn-out liability	-	-	-	-
Foreign currency derivative contracts	-	(106)	-	(106)

Total financial net assets	$-	$29,397	$-	$29,397

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5: -	DERIVATIVE INSTRUMENTS

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

The Company records all derivatives on the consolidated balance sheets at fair value in accordance with ASC No. 820 at Level 2. Cash flow hedges are recorded in other comprehensive income (loss) until the hedged item is recognized in earnings. The Company does not enter into derivative transactions for trading purposes. The net income (loss) recognized in "Financial income (expense), net" during the years ended December 31, 2024, 2023 and 2022 was $(862), $(42) and $1,520, respectively.

The Company had a net unrealized gain (loss) associated with cash flow hedges of $ 342 and $482 recorded in other comprehensive loss as of December 31, 2024, respectively. As of December 31, 2024 and 2023, the Company had outstanding hedge transactions in the net amount of $ 30,354 and $ 17,245, respectively.

The fair value of the outstanding foreign exchange contracts recorded by the Company on its consolidated balance sheets as of December 31, 2024 and 2023, as assets and liabilities are as follows:

Foreign exchange forward and		December 31,
options contracts	Balance sheet	2024	2023

Fair value of foreign exchange hedge transactions	Other receivables and prepaid expenses	$566	$537
Fair value of foreign exchange hedge transactions	Other payables and accrued expenses	(224)	(55)

Total derivatives designated as hedging instruments	Other Comprehensive profit	$342	$482

Gain or loss on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive profit (loss) to cost of revenues for the years ended December 31, 2024, 2023 were $ 27 , $ (474), respectively. The amount reclassified from other comprehensive profit (loss) to operating expenses for the years ended December 31, 2024, 2023 were $  133, $ (2,176), respectively.

The amount reclassified from other comprehensive profit (loss) to Sales and marketing expenses for the years ended December 31, 2024, 2023 were $ 36 and $ (540), respectively.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5: -	DERIVATIVE INSTRUMENTS(Cont.)

The amount reclassified from other comprehensive profit (loss) to General and administrative expenses for the years ended December 31, 2024, 2023 were $ 29 and $ (440), respectively.

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

As of December 31, 2024 and 2023, the Company’s outstanding non-hedge transactions were $ 10,326 and $ 12,459, respectively.

The fair value of the outstanding non-designated foreign exchange contracts recorded by the Company on its consolidated balance sheets as of December 31, 2024 and 2023, as assets and liabilities are as follows:

Foreign exchange forward and		December 31,
options contracts	Balance sheet	2024	2023

Fair value of foreign exchange non-designated hedge transactions	Other receivables and prepaid expenses	$18	$113
Fair value of foreign exchange non-designated hedge transactions	Other payables and accrued expenses	-	(51)

Total derivatives non-designated as hedging instruments		$18	$62

NOTE 6: -	OTHER RECEIVABLES AND PREPAID EXPENSES
	December 31,
	2024	2023

Prepaid expenses	$4,335	$5,890
Government authorities	969	988
Accrued interest	34	591
Foreign currency derivative contracts	584	650
Grants receivable from the OCS	12	-
Short-term lease deposits	124	145
Others	259	173

	$6,317	$8,437

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7: -	INVENTORIES

	December 31,
	2024	2023

Raw materials	$650	$1,656
Finished goods	7,961	10,218

	$8,611	$11,874

As of December 31, 2024 and 2023, the finished products line item above includes deferral of the cost of goods sold for which revenue was not yet recognized in the amount of approximately $ 3,046 and $ 1,788, respectively.

NOTE 8: -	PROPERTY AND EQUIPMENT, NET

	December 31,
	2024	2023
Cost:
Lab equipment	$13,011	$12,750
Computers and peripheral equipment	12,058	11,353
Office furniture and equipment	1,431	1,438
Leasehold improvements	3,094	2,990
SECaaS equipment	7,476	8,036

	37,070	36,567
Accumulated depreciation:
Lab equipment	10,944	9,835
Computers and peripheral equipment	10,778	9,041
Office furniture and equipment	588	535
Leasehold improvements	1,941	1,692
SECaaS equipment	5,127	4,275

	29,378	25,378

Depreciated cost	$7,692	$11,189

Depreciation expenses for the years ended December 31, 2024, 2023 and 2022 was $ 5,613, $ 5,536 and $ 6,406, respectively.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: -	INTANGIBLE ASSETS, NET

a.	The following table shows the Company's intangible assets for the periods presented

	December 31,
	2024	2023
Original Cost:

Technology	$10,113	$10,113
Backlog	1,877	1,877
Customer relationships	3,592	3,592
Software license	1,651	1,651
IP R&D	3,659	3,659

	$20,892	$20,892
Accumulated amortization:

Technology	$10,113	$10,113
Backlog	1,877	1,877
Customer relationships	3,592	3,592
Software license	1,651	1,651
IP R&D	3,354	2,744

	$20,587	$19,977

Amortized cost	$305	$915

b.	Amortization expense for the years ended December 31, 2024, 2023 and 2022 were $ 610, $ 982 and $ 946, respectively.

c.	Estimated amortization expense for the years ending:

Year ending December 31,
2025	305

Total	$305

NOTE 10: -	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2024	2023

Accrued expenses	$6,230	$5,964
Deferred revenues from IIA	-	302
Onerous contract liability	276	551
Government authorities	2,032	2,108
Foreign currency derivative contracts	224	106
Holdback and contingent earnout	300	299
Provision for returns	33	90
Others	105	108

	$9,200	$9,528

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: -	LEASE

The Group's facilities are leased under several lease agreements.

In addition, the Company has various operating lease agreements with respect to motor vehicles.

Lease expenses of office rent and vehicles for the years ended December 31, 2024, 2023 and 2022 were approximately $ 2,735, $ 3,545 and $ 3,784, respectively.

Expenses for short- term leases in 2024 were $ 199, $ 229 and $ 82, respectively. Variable lease costs for the years ended December 31, 2024, 2023 and 2022 were $ 826, $ 831 and $813, respectively.

The following table represents the weighted-average remaining lease term and discount rate:

	Year ended December 31,
	2024	2023

Weighted average remaining lease term	5 years	1.5 years
Weighted average discount rate	8.84%	2.10%

The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

Cash paid for amounts included in measurement of lease liabilities during the years ended 2024, 2023 and 2022 were $2,751, $4,152, and $2,843, respectively.

Maturities of operating lease liabilities were as follows:

Year ending December 31,
2025	1,059
2026	1,511
2027	1,590
2028 and thereafter	3,832

Total lease payments	7,992

Less - imputed interest	(1,622)

Present value of lease liabilities	6,370

During the years ended December 31, 2024, and 2023, the short-term maturities of operating lease liabilities with a term of twelve months or less were $ 199 and $ 195, respectively.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: -	COMMITMENTS AND CONTINGENT LIABILITIES

a.
Liens and guarantees:

As of December 31, 2024, the Company has provided bank guarantees in respect of performance obligation to customers in an aggregate amount of approximately $ 736, in addition to bank guarantees in favor of leases agreements in an aggregate amount of approximately $ 396.

b.
Litigations:

On November 2, 2021 two founders and six employees of Netonomy Ltd., a company acquired by Allot in January, 2018, filed a civil claim against Allot (the “plaintiffs”), alleging that Allot breached certain clauses of the share acquisition agreement claiming damages in the amount of app. $ 834. Allot has filed its defense statement refuting all claims and denying any breach and obligation to compensate. On March 6, 2023 the Company signed a settlement agreement with the two founders in which the Company will be pay both founders an amount of $ 260 and the founders will waive their claim.

There are ongoing legal proceedings against the rest. As of December 31, 2024, the results of this claim were uncertain.

NOTE 13: -	SHAREHOLDERS' EQUITY

a.
Company's shares:

As of December 31, 2024, the Company's authorized share capital consists of NIS 20,000,000 divided into 200,000,000 Ordinary Shares, par value NIS 0.1 per share. Ordinary Shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends if declared.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: -	SHAREHOLDERS' EQUITY (Cont.)

b.	Share option plan: A summary of the Company's share option activity, pertaining to its option plans for employees and related information is as follows:

	Year ended December 31,
	2024		2023		2022
	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price	Number of shares upon exercise	Weighted average exercise price

Outstanding at beginning of year	413,995	$5.44	487,839	$5.96	675,986	$7.99
Granted	-	$-	-	$-	-	$-
Forfeited	(353,745)	$5.35	(72,480)	$9.04	(139,494)	$16.08
Exercised	(250)	$5.16	(1,364)	$0.03	(48,653)	$5.01

Outstanding at end of year	60,000	$5.94	413,995	$5.44	487,839	$5.96

Exercisable at end of year	60,000	$5.94	413,995	$5.44	487,839	$5.96

Vested and expected to vest	60,000	$5.94	413,995	$5.44	487,839	$5.96

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing share price on the last trading day of the fiscal years 2024, 2023 and 2022 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders if all option holders exercised their options on December 31, 2024, 2023 and 2022, respectively. This amount may change based on the fair market value of the Company's share. The total intrinsic value of options outstanding as of December 31, 2024, 2023 and 2022, were $ 1, $ 0 and $ 10, respectively.

The total intrinsic value of exercisable options as of December 31, 2024, 2023 and 2022, were approximately $ 1, $ 1 and $ 10 , respectively. The total intrinsic value of options vested and expected to vest as of December 31, 2024, 2023 and 2022, were approximately $ 1, $ 0 and $ 10, respectively.

The total intrinsic value (the difference between the Company's closing share price on the exercise date and the exercise price) of options exercised during the years ended December 31, 2024, 2023 and 2022 were approximately $ 0, $ 93 and $ 93 , respectively. The number of options vested during the year ended December 31, 2024 was 0. The weighted-average remaining contractual life of the outstanding options as of December 31, 2024 is 0.68 years. The weighted-average remaining contractual life of exercisable options as of December 31, 2024 is 0.68 years.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: -	SHAREHOLDERS' EQUITY (Cont.)

The following provides a summary of the restricted share unit activity for the Company for the two years ended December 31, 2024:

	Year ended December 31,
	2024		2023
	Number of shares upon exercise	Weighted average share price	Number of shares upon exercise	Weighted average share price

Outstanding at beginning of year	2,263,699	$4.95	2,255,620	$8.52
Granted	2,531,837	$2.44	1,330,500	$2.47
Vested	(1,153,804)	$2.21	(1,005,532)	$2.19
Forfeited	(594,291)	$3.47	(316,889)	$2.38

Unvested at end of year	3,047,441	$2.69	2,263,699	$4.95

As of December 31, 2024, $ 6,026 unrecognized compensation cost related to RSUs is expected to be recognized over a weighted average vesting period of 1.64 years.

Under the terms of the above option plans, options may be granted to employees, officers, directors and various service providers of the Company and its subsidiaries. The options vest over a four -year period, subject to the continued employment of the employee. The options generally expire no later than ten years from the date of the grant. The exercise price of the options at the date of grant under the plans may not be less than the nominal value of the shares into which such options are exercised, any options, which are forfeited or cancelled before expiration, become available for future grants. As of December 31, 2024, 13,023 Ordinary shares are available for future issuance under the option plans.

The Company granted 2,531,837 and 1,330,500 RSUs in 2024 and 2023, respectively under the 2016 option plan. RSUs vest over a period of between one year to four years, subject to the continued employment of the employee. RSUs that are cancelled or forfeited become available for future grants.

NOTE 14: -	TAXES ON INCOME

a.	Corporate tax rates: The Israeli corporate income tax rate was 23% in 2024, 2023 and 2022.

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

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14: -	TAXES ON INCOME (Cont.)

c.	Pre-tax income (loss) is comprised as follows:

	Year ended December 31,
	2024	2023	2022

Domestic	$(4,988)	$(64,360)	$(32,826)
Foreign	884	2,640	2,691

	$(4,104)	$(61,720)	$(30,135)

d.	A reconciliation of the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expenses is as follows:

	Year ended December 31,
	2024	2023	2022

Loss before taxes on income	$(4,104)	$(61,720)	$(30,135)

Theoretical tax income computed at the Israeli statutory tax rate (23% for the years 2024, 2023 and 2022, respectively)	$(944)	$(14,196)	$(6,931)

Changes in valuation allowance	599	13,131	4,116

Write off of prepaid and withholding taxes	1,113	749	1,388
Foreign tax rates differences related to subsidiaries	-	20	46
Non-deductible expenses	(144)	(269)	512
Capital note and inter-company balances release taxes	-	-	544
Other expenses and Exchange rate differences	80	(37)	195
Non-deductible share-based compensation expense	709	1,586	1,925
Change in expense associated with tax positions for current year	352	100	100

Actual tax expense	$1,765	$1,084	$1,895

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14: -	TAXES ON INCOME (Cont.)

e.	Taxes on income Income tax expense is comprised as follows:

	Year ended December 31,
	2024	2023	2022

Current taxes	$288	$248	$391
Taxes in respect of previous years	12	(13)	16
Write off of prepaid and withholding taxes	1,113	749	1,388
Change in expense associated with tax positions for current year	352	100	100

	$1,765	$1,084	$1,895

Taxes on income by jurisdiction were as follows:

	Year ended December 31,
	2024	2023	2022

Domestic	$946	$822	$1,129
Foreign	819	262	766

Total	$1,765	$1,084	$1,895

Domestic
Current taxes	$-	$-	$-
Taxes in respect of previous years	-	-	(20)
Write off of prepaid and withholding taxes	946	822	1,149

Total Domestic	$946	$822	$1,129

Foreign
Current taxes	$288	$248	$391
Taxes in respect of previous years	12	(13)	36
Write off of prepaid and withholding taxes	167	(73)	239
Change in expense associated with tax positions for current year	352	100	100

Total foreign	$819	$262	$766

Total income tax expense (benefit)	$1,765	$1,084	$1,895

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14: -	TAXES ON INCOME (Cont.)

f.
Net operating losses carry forward:

The Company has accumulated net operating losses for Israeli tax purposes as of December 31, 2024, in the amount of approximately $ 136,499, which may be carried forward and offset against taxable income in the future for an indefinite period. As of December 31, 2024, the Company recorded a full valuation allowance with respect to its net deferred tax assets  in Allot Ltd. and wrote-off prepaid and withholding taxes of $ 6,607 as the Company does not expect to utilize these tax assets in the near future. In addition, the Company has accumulated capital losses for tax purposes as of December 31, 2024, of approximately $ 27,191, which may be carried forward and offset against taxable capital gains in the future for an indefinite period. Management currently believes that since the Company has a history of losses, and uncertainty with respect to future taxable income, it is more likely than not that the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future. Thus, a valuation allowance was provided to reduce deferred tax assets to their realizable value.

The U.S. subsidiary has accumulated losses for U.S. federal income tax return purposes of approximately $ 1,568 and $ 5,477 for state taxes. The federal accumulated losses for tax purposes expire until 2037. As of December 31, 2024, the Company recorded a valuation allowance with respect to its deferred tax assets in the US Subsidiary.

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
Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income taxes are as follows:

	December 31,
	2024	2023
Deferred tax assets:
Operating and capital loss carryforwards	$38,538	$34,420
Research and development	6,051	8,423
Employee benefits	415	1,522
Intangible assets	248	353
Operating lease liabilities	1,465	496
Stock based compensation expenses	708	1,733
Onerous contract	63	127
Prepaid and withholding taxes	6,607	6,297
Other temporary differences	576	543

Deferred tax asset before valuation allowance	54,671	53,914
Valuation allowance	(49,907)	(49,928)
Deferred tax asset net of valuation allowance	4,764	3,986

Deferred tax liability:
Intangible assets	3,214	3,284
Operating lease right-of-use assets	1,550	703

Net deferred tax asset	$-	$-

As of December 31, 2024, the Company has provided a valuation allowance of approximately $50 million in respect of the Company’s deferred tax assets resulting from tax loss carryforwards and other temporary differences. Realization of deferred tax assets is dependent upon future earnings, if any, the time and amount of which are uncertain. As the Company has accumulated net operating losses for Israeli tax purposes as of December 31, 2024, in the amount of approximately $136,499, so it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the future. Therefore, a valuation allowance was recorded to reduce the deferred tax assets to nil.

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

As of December 31, 2024, $ 5,577 of undistributed earnings held by the Company’s foreign subsidiaries are designated as indefinitely reinvested. If these earnings were re-patriated to Israel, they would be subject to income taxes and to an adjustment for foreign tax credits and foreign withholding taxes in the amount of $1,060. The Company did not recognize deferred taxes liabilities on undistributed earnings of its foreign subsidiaries, as the Company intends to indefinitely reinvest those earnings.

h.
As of December 31, 2024, the total gross uncertain tax benefits amounted to $1,395, , if recognized, would impact the Company’s effective tax rate. The Company conducts operations across multiple jurisdictions globally, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. The Company does not anticipate any material changes to its uncertain tax positions over the next 12 months, unless there are settlements with tax authorities. However, the likelihood and timing of which is difficult to predict.

	Year ended December 31,
	2024	2023	2022

Uncertain tax position, beginning of year	$1,043	$943	$843
Increase related to current years' tax positions	156	137	94
Increase related to prior years' tax positions	196	160	6
Decrease due to lapses of statutes limitations	-	(197)	-

Uncertain tax position, end of year	$1,395	$1,043	$943

The Company conducts business globally and, as a result, the Company or one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Israel, France, Spain, Japan and the United States. With a few exceptions, the Company is no longer subject to Israeli tax assessment through the year 2021 and the Spanish and U.S. subsidiaries have final tax assessments through 2019 and 2020, respectively.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15: -	GEOGRAPHIC AND SEGMENT INFORMATION

The Company identifies operating segments in accordance with ASC Topic 280, “Segment Reporting” as components of an entity for which discrete financial information is available and is regularly reviewed by the chief operating decision maker (“CODM”), or decision-making group, in making decisions regarding resource allocation and evaluating financial performance. Our Chief Executive Officer is our chief operating decision maker who evaluates performance and makes operating decisions about allocating resources based on consolidated financial data. Our CODM uses consolidated net income to measure segment profit or loss, to allocate resources and assess performance. Further, the CODM reviews and utilizes functional expenses (cost of revenues, sales and marketing, research and development, and general and administrative) at the consolidated level to manage the Company’s operations, evaluate return on total assets in deciding whether to invest in the development and expansion of our consolidated operations or into strategic transactions, such as acquisitions and capital repurchases.

Allot operates in a single reportable segment. Revenues are based on the location of the Company's channel partners which are considered as end customers, as well as direct customers of the Company:

	Year ended December 31,
	2024	2023	2022

Europe	$35,140	$39,945	$41,773
Asia and Oceania	24,010	20,547	29,888
Americas	14,163	16,542	21,791
Middle East and Africa	18,882	16,116	29,285

	$92,195	$93,150	$122,737

The following table sets forth the customers that represented 10% or more of the Company’s total revenues in each of the periods set forth below:

	Year ended December 31,
	2024	2023	2022

1st Customer	-	15%	-
2nd Customer	-	-	-

	-	15%	-

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15: -	GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

A total percentage of 64%, 77% and 77% of the Company’s revenues for the years ended December 31, 2024, 2023 and 2022, respectively are attributed to network intelligence solutions, while 36%, 23% and 23% are attributed to security solutions for the years ended December 31, 2024, 2023 and 2022, respectively.

The following presents total long-lived assets as of December 31, 2024 and 2023:

	December 31,
	2024	2023
Long-lived assets:
Israel	$13,577	$13,431
Other	856	815

	$14,433	$14,246

NOTE 16: -	FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2024	2023	2022

Financial income:
Interest income	$1,183	$2,341	$1,880
Amortization/accretion of premium/discount on marketable securities, net	1,387	732	-
Exchange rate differences and other	-	214	292

Financial expenses:
Exchange rate differences and other	660	-	-
Institutions interest Expenses	-	72	-
Amortization/accretion of premium/discount on marketable securities, net	-	-	38

	$1,910	$3,215	$2,134

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17: -	RELATED PARTIES BALANCES AND TRANSACTIONS

a.
The Company’s board approved Galil Software pursuant to which the Company acquired services amounting to approximately $ 325 and $ 993 for the years ended December 31, 2023 and 2022 respectively.

As of December 31, 2023 and 2022, the Company had other payables balance due to its related party in amount of approximately $ 24 and $ 93 , respectively.

During 2024, Galil Software does not considered as a related party anymore.

b.
Lynrock Lake Master Fund LP (“Lynrock”) is a Major Sharholder of the Company’s ordinary shares as of December 31, 2024 and 2023. As of December 31, 2024, the Company had an outstanding senior unsecured promissory note in an aggregate principal amount of $ 40,000 (the “Note”) issued to Linrock, see note 18 below. The Company recorded amortization expenses related to the issuance costs of the notes during the years ended December 31, 2024 and 2023, in amounts of $ 200 and $ 198, respectively.

In addition, as of December 31, 2024 and 2023, the Company had Convertible debt balances due to its Note in amounts of approximately $ 39,973 and $ 39,773, respectively.

NOTE 18: -	CONVERTIBLE NOTES

On February 14, 2022, the Company issued to Lynrock Lake Master Fund LP a senior unsecured promissory note in an aggregate principal amount of $40 million (the “Note”). The Note is convertible into the company's ordinary shares atan initial conversion rate of 97.0874 ordinary shares per $1,000 of the principal amount being converted (based on an initial conversion price equal to $10.30 per ordinary share). The conversion price decreases by up to two $1 increments if the company elects to extend the maturity of the Note by up to two successive years following the initial maturity date of February 14, 2025. On November 4, 2024, the Company notified Lynrock Lake Master Fund LP extending the maturity till February 14, 2026

In event of a change of control (as defined in the note), the holder of the note has the right to require the company to convert all or a portion of the note to ordinary shares or redeem all (but not less than all) of the outstanding principal amount of the note.

In the event of such a conversion or redemption in connection with a change in control, the company will also be required to pay the holder an amount in cash equal to 6% per annum on the then-outstanding principal amount of the note from the date of such conversion or redemption trough the maturity date, as it may have been extended.

The Convertible Notes consisted of the following as of December 31, 2024:

December 31,
2024
Liability:
Principal	$40,000
Unamortized issuance costs	(27)

Net carrying amount	$39,973

As of the issuing date, the company recorded the issuance costs related to the Note in amount of $596 as a deduction of the liability which will be amortized over 3 years with an annual effective interest rate of the net liability is 0.14%.

The company recorded an amortization expenses related to the issuance costs during the years ended December 31, 2024 and 2023 in amounted of $ 200 and $ 198, respectively.