Form 20-F
period 2025-12-31
Allot Ltd.
filed 2026-03-26
CIK 1365767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report..........................................

For the transition period from ____________ to ____________

Commission File Number 001-33129

ALLOT LTD.
(Exact Name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

ISRAEL
(Jurisdiction of incorporation or organization)

22 Hanagar Street
Neve Ne’eman Industrial Zone B
Hod-Hasharon 4501317
Israel
(Address of principal executive offices)

Inbar Charash, Adv.
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or ordinary shares as of December 31, 2025:

48,645,282 ordinary shares, ILS 0.10 par value per share

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

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

TABLE OF CONTENTS

PART I	6
ITEM 1: Identity of Directors, Senior Management and Advisers	6
ITEM 2: Offer Statistics and Expected Timetable	6
ITEM 3: Key Information	6
A. [Reserved]	6
B. Capitalization and Indebtedness	6
C. Reasons for Offer and Use of Proceeds	6
D. Risk Factors	6
ITEM 4: Information on Allot	32
A. History and Development of Allot	32
B. Business Overview	33
C. Organizational Structure	44
D. Property, Plant and Equipment	44
ITEM 4A: Unresolved Staff Comments	44
ITEM 5: Operating and Financial Review and Prospects	45
A. Operating Results	45
B. Liquidity and Capital Resources	52
C. Research and Development, Patents and Licenses	54
D. Trend Information	55
E. Critical Accounting Estimates	55
ITEM 6: Directors, Senior Management and Employees	57
A. Directors and Senior Management	57
B. Compensation of Officers and Directors	60
C. Board Practices	64
D. Employees*	70
E. Share Ownership	71
ITEM 7: Major Shareholders and Related Party Transactions	73
A. Major Shareholders	73
B. Related Party Transactions	74
C. Interests of Experts and Counsel	75
ITEM 8: Financial Information	75
A. Consolidated Financial Statements and Other Financial Information.	75
B. Significant Changes	76
ITEM 9: The Offer and Listing	76
ITEM 10: Additional Information	76
A. Share Capital	76
B. Memorandum and Articles of Association	76
C. Material Contracts	81
D. Exchange Controls	81
E. Taxation	81
F. Dividends and Paying Agents	93
G. Statement by Experts	93
H. Documents on Display	93
I. Subsidiary Information	93
ITEM 11: Quantitative and Qualitative Disclosures About Market Risk	94
ITEM 12: Description of Securities Other Than Equity Securities	95

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

Cautionary Note Regarding Forward-Looking Statements

In addition to historical facts, this annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “forecast,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. These statements include but are not limited to:

•	statements regarding competitive pressures;

•	statements regarding expected revenue growth and profitability;

•	statements regarding future expansion of and strategy for our SECaaS business;

•	statements regarding expected tax benefits;

•	statements regarding new market and technology trends, including the need to manage mobile network traffic and cloud computing, among others;

•	statements regarding our ability to develop technologies to meet our customer demands and expand our product and service offerings, including introducing innovative products;

•	statements regarding artificial intelligence and its use;

•	statements regarding the acceptance and growth of our services by our customers;

•	statements regarding the expected growth in the use of particular broadband applications;

•	statements as to our ability to meet anticipated cash needs based on our current business plan;

•	statements as to the impact of the rate of inflation, tariffs (and related retaliatory measures) and the global and local political and security situation on our business;

•	statements regarding the price and market liquidity of our ordinary shares;

•	statements as to our ability to retain our current suppliers and subcontractors; and

•	statements regarding our future performance, sales, gross margins, expenses (including share-based compensation expenses) and cost of revenues.

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

•	the impact of the telco operator’s Go To Market strategy and implementation efforts, on the success of a “as a Service” deals of our Security-as-a-service (“SECaaS”) and other Solutions;

•	our reliance on our network intelligence solutions for significant revenues;

•	impacts to our revenues and operational risk as a result of making sales to large service providers;

•	technological risks, including network encryption, live network failures and software or hardware errors;

•	our ability to retain and recruit key personnel and maintain satisfactory labor relations;

•	our dependence on third parties for products and solutions that make up a material portion of our business;

•	the ability of our suppliers to provide, or refusal of our customers to implement, the single or limited sources from which certain hardware and software components for our products are made;

•	sales disruptions or costs arising from a loss of rights to use the third-party solutions we integrate with our products;

•	our ability to execute our “Cyber Security-first” strategy and increase sales of Allot security products;

•	the impacts of new market and technology trends on our enterprise market;

•
our ability to comply with international regulatory regimes wherever we conduct business, including governmental requirements and initiatives related to the telecommunication industry and data privacy;

•	potential misuse of our products by Communication Service Providers, governmental or law enforcement customers;

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

•
costs and business impacts of complying with the requirements of the Israeli and foreign country governments as well as international organizations who provide us with grants for research and development expenditures;

•	costs and business impacts of litigation and other legal and regulatory proceedings encountered in the course of business;

•	costs and business impacts of increasing prices of 3rd party Commercial Off-The-Shelf (COTS) hardware, which is embedded in Allot solutions;

•	competition coming from new entrants and startup companies to the market relying deeply on AI technologies;

•	our ability to successfully identify, manage and integrate acquisitions; and

•	other factors as described in the section below.

Economic and External Risks

Our international operations expose us to the risk of fluctuations in currency exchange rates.

Our revenues are generated primarily in U.S. dollars and a major portion of our expenses are denominated in U.S. dollars. As a result, we consider the U.S. dollar to be our functional currency. A significant portion of our revenues are also generated in Euros. Other significant portions of our expenses are denominated in Israeli shekel (ILS) and, to a lesser extent, in Euros and other currencies. Our ILS-denominated expenses consist principally of salaries and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in ILS. In the past years, we have experienced material fluctuations between the ILS and the U.S. dollar and we anticipate that the ILS will continue to fluctuate against the U.S dollar in the future. In 2025, the ILS appreciated by approximately 14% against the U.S. dollar, and during the beginning of 2026 has continued to appreciate materially against the U.S. dollar, while in 2024 the ILS depreciated by approximately 1% against the U.S. dollar. In 2025, the Euro appreciated by approximately 13% against the U.S. dollar, and in 2024 the Euro depreciated by approximately 6% against the U.S. dollar. As the U.S dollar weakens against the ILS, we are exposed to negative impact on our results of operations, since a significant portion of our expenses (particularly salaries and other employee-related costs) are denominated in ILS. Moreover, if the U.S. dollar strengthens against the Euro, our results of operations generated by revenue in the EUR may be negatively impacted.

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

The invasion of Ukraine by Russia, and the related disruptions to the global economy and financial markets, has affected and could continue to adversely affect our operations with our service provider in Poland, as well as our business, financial condition and results of operations as a whole.

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

We generated 26% of our revenues in 2025, 18% of our revenues in 2024 and 11% of our revenues in 2023 from our SECaaS offering. While we continue to forecast significant future expansion of our SECaas business, the growth of our SECaaS recurring revenue model has been slower than originally anticipated. We will need to expand the number of recurring security revenue deals and the end user penetration within existing customers to achieve the goals that we have set for our business. This will involve a number of steps. Initially, we need to persuade Communication Service Providers (CSPs) as to the benefits that Allot Secure can offer them in terms of driving additional revenue. Those CSPs, with our support, will then need to persuade their customers, consumers and small and medium-sized businesses, to subscribe for security services. We expect that we will need to demonstrate the value that our services offer and add new features to both (i) retain customers in the face of competition and (ii) to capitalize on opportunities where CSPs currently using our competitors’ products are considering a change. We face significant challenges in growing our security business and our failure to do so would adversely impact our future growth and prospects.

Our revenues and business may be adversely affected if we do not effectively compete in the markets in which we operate, or expand into new markets.

We compete against large companies in a rapidly evolving and highly competitive sector of the networking technology and security markets, which offer, or may offer in the future, competing technologies, including partial or alternative solutions to operators’ and enterprises’ challenges, and which, similarly to us, intensely pursue the largest service providers (referred to as Tier 1 operators) as well as large enterprises. Our ability to compete effectively in these markets may be limited since our competitors may have greater financial resources, significant market share and established relationships with operators and distribution channels.

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

Certain of our current direct competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources. As the intelligent broadband solutions market has grown, including the markets for DNI enabled solutions for mobile networks and for security products, new competitors have entered and may continue to enter the market. This competition has contributed to slowing growth of network intelligence bids for CSPs. Furthermore, our market is subject to industry consolidation, as companies attempt to maintain or strengthen their positions in our evolving industry. Some of our current and potential competitors have made acquisitions or have announced new strategic alliances designed to position them to provide many of the same products and services that we provide to both the service provider and enterprise markets.

In addition, the emergence of new market entrants leveraging advanced Artificial Intelligence technologies may disrupt certain use cases and customer segments, potentially challenging our competitive position and impacting demand for our solutions.

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

Additionally, the emergence of Artificial Intelligence enabled security threats—such as automated malware generation, adaptive phishing campaigns, deep fake driven fraud, and AI orchestrated largescale attacks—may significantly increase the speed, volume and sophistication of cyberattacks. These developments may outpace our defensive capabilities, require rapid and substantial investment in new technologies, and reduce the effectiveness of our existing solutions, which could materially adversely impact our business and competitive position.

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

We have a history of net losses in the last ten years. We had a net income of $3.7 million in 2025 and net loss of $5.9 million in 2024. In the future, we intend to continue to invest in research and development and sales and marketing, which we believe will contribute to our future growth. We can provide no assurance that we will be able to achieve or maintain profitability, and we may incur losses in the future if we do not generate sufficient revenues.

Our inability to maintain operating discipline and cost efficiencies could adversely affect our business and financial condition.

We have implemented operational improvements and cost efficiency measures that have stabilized our cost structure. However, we may not be able to sustain these improvements or realize additional operational efficiencies in the future due to unforeseen difficulties, market conditions, or unexpected costs. If we are unable to maintain our current level of operational efficiency and cost discipline, our operating results and financial condition would be adversely affected.

While we have achieved greater stability in our operations and workforce, we cannot guarantee that future business conditions will not require additional cost reduction measures, including potential workforce adjustments. Any future workforce reductions or significant cost cutting measures could yield unanticipated consequences, such as adversely impacting our ability to perform our contractual obligations in a timely manner and at the required level of quality, attrition beyond planned reductions, increased difficulties in our day-to-day operations, and reduced employee morale. Additionally, such measures could make it difficult for us to pursue new opportunities and initiatives, potentially requiring us to hire qualified personnel and incur additional costs and expenses.

Furthermore, competitive pressures or changes in market conditions may require us to increase investments in certain areas of our business even while maintaining overall cost discipline, and we may be unsuccessful in balancing these competing demands. Our failure to successfully maintain operational discipline while positioning ourselves for growth may have a material adverse impact on our business, financial condition, and results of operations.

Our revenues and business from the enterprise market may be adversely affected by new market and technology trends, including public cloud adoption and the transition to 5G networks.

Our business from the enterprise market depends on new market and technology trends. For example, some enterprises are implementing a new network architecture, transitioning their datacenter infrastructure to public clouds (such as AWS, Azure, and Google), in which most of the data traffic is sent directly to and from the public cloud. In such designs, Allot’s products deployed at the central location of the enterprise datacenter will have less traffic capacity to manage and will provide only partial visibility into the enterprise’s traffic. This may erode the value provided by Allot’s solutions and reduce the amount of revenues derived from the enterprise market. Additionally, some enterprises might decide to outsource their network operation to a public cloud, which would diminish the need for Allot’s products. Due to these factors, we do not anticipate additional growth in the enterprise market.

In addition, our efforts to penetrate the public cloud market with new products may fail, and such products may not generate sufficient revenues to justify our investment. We are investing resources in the development and introduction of new products designed for deployment in public cloud environments. However, the public cloud market is highly competitive, rapidly evolving and dominated by large incumbents with significant technological, financial and go-to-market advantages. Our ability to succeed in this market depends on accurately identifying customer needs, developing differentiated capabilities, achieving technical integration with major cloud platforms, and establishing effective sales channels. There is no assurance that our new cloud-focused offerings will gain market acceptance or meaningfully differentiate themselves from competing solutions. In addition, customers may be slow to adopt our cloud-based products, may prefer native cloud provider tools, or may require features and integrations that we are unable to provide in a timely or cost effective manner. As a result, our cloud initiatives may not generate the level of revenue we expect, may require additional ongoing investment, and could ultimately fail to achieve commercial viability, which would adversely affect our growth prospects and financial performance.

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

We provide for doubtful debts principally based upon the aging of accounts receivable, in addition to the collectability of specific customer accounts, our history of doubtful debts, and the general condition of the industry. In 2023, we booked a credit loss of $23 million related to sales that we made to resellers in Africa and a customer in America. Most of the revenue related to those sales was recognized in 2022. Recognition of the credit losses in 2023 adversely impacted our results of operations and share price and any such outcome with respect to our currently past-due receivables could have a similar material adverse impact on us. During 2024, we adopted new credit limit procedures and, in 2025 and 2024, we recorded a $0.1 and $0.2 million doubtful debt provision, respectively.

We depend on our network intelligence solutions for the substantial majority of our revenues.

In the past few years, we have increased sales of our security products. However, sales of our network intelligence solutions, which provide service providers and governmental customers with visibility and control of their networks, continue to account for a major portion of our revenues, and accounted for 63% of our total revenue in 2025. If we are unable to increase these sales, or compensate for them by sales of security products, our business will suffer. In addition, service providers may choose embedded or integrated solutions using routers and switches from larger networking vendors over a standalone solution that we offer. Any factor adversely affecting our ability to sell, or the pricing of or demand for, our network intelligence solutions would severely harm our ability to generate revenues and could have a material adverse effect on our business.

We depend on one or more significant customers and the loss of any such significant customer or a significant decrease in business from any such customer could harm our results of operations.

In 2025, our ten largest customers accounted for 40.7% of our total revenues. In 2024, our ten largest customers accounted for 42.7% of our total revenues. The loss of any significant customer or a significant decrease in business from any such customer could have a material adverse effect on our revenues, results of operations and financial condition.

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

As of 2025, our primary sales strategy is to target large, strategic accounts, while implementing minimum revenue thresholds or customer assurances for our small to medium sized accounts. While we believe this strategy will generate greater revenue and help us achieve profitability sooner, it may decrease our market share. Additionally, there is inherent risk in implementing a new business plan successfully. If we are unable to secure large, strategic accounts, the economic harm to our business will be exacerbated due to this strategic shift.

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

Our business and revenues may be adversely affected if consumer security services provided through CSP become commoditized and market pricing declines.

The market for consumer‑focused cybersecurity services in some geographies is becoming increasingly crowded, with many vendors offering low‑cost or bundled security solutions. As price competition intensifies, particularly from large platform providers and mobile or fixed broadband operators that bundle security features at little or no incremental cost, CSP and consumer expectations regarding pricing may shift. Such commoditization could pressure us to reduce prices for our own security offerings, negatively impacting our margins and overall revenue generation. In addition, consumers may perceive basic protection as a standard feature rather than a premium service, reducing their willingness to pay for enhanced or differentiated capabilities. If we are unable to counter these pricing pressures through innovation, value‑added features, or effective go‑to‑market strategies with our operator partners, our revenues and business could be materially adversely affected.

Our business and revenues may be adversely affected if large enterprise security providers expand into the consumer and SMB segments.

Large enterprise cybersecurity vendors may decide to adapt their product for targeting consumers and SMBs segments. Their strong brands, extensive threat‑intelligence capabilities, and significant R&D and marketing resources could enable them to compete more effectively on price, features, or scale. This may reduce differentiation for our network‑based security solutions and limit our ability to win new deployments with CSPs. If we cannot compete successfully against these larger vendors, our business, growth prospects and revenues could be materially adversely affected.

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

We seek to offset this risk by enhancing our products by offering higher system speeds, additional features, such as advanced Quality of Experience (QoE) management functionality, and support for additional applications and enhanced reporting tools. We also continuously endeavor to ensure our solutions comply with contemporary network and software architectures such as, but not limited to, virtualized network services (NFV), containerized deployments and 5G networks compliance.

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

Issues in the use of artificial intelligence (“AI”) (including machine learning) in our products may result in reputational harm, liability or impact our financial results.

We have integrated a range of AI-powered features and capabilities into our Allot Secure Management (ASM) and Allot Secure Cloud products. Failing to adopt such capabilities effectively may harm our ability to effectively compete in the market. At the same time, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business, products, services and revenues. AI algorithms may be flawed and may present risks due to a lack of back-testing. Datasets in AI training, development and/or operations may be insufficient, of poor quality, or embed unwanted forms of bias. Outputs of AI systems may include hallucinations, bias or other forms of discrimination. Inappropriate or controversial data practices by, or practices reflecting inherent biases of, data scientists, engineers, and end-users of our systems could impair the acceptance of AI enhanced solutions. If the recommendations, forecasts, or analyses that AI-powered applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm. Some AI scenarios present ethical issues, for example, due to unintentional biases that may stem from the predictive nature of AI algorithms, and we may enable or offer solutions that draw controversy due to their perceived and actual impact on society. We could suffer reputational or competitive damage as a result of any inconsistencies in the application of the technology or ethical concerns, all of which may generate negative publicity. We could also face regulatory or legal scrutiny, such as a result of potential procedural due process claims stemming from the use of the technology. We may not be successful in our AI initiatives, which could adversely affect our business, reputation, or financial results.

The regulatory framework for AI is rapidly evolving as many federal, state, and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations such as the EU Artificial Intelligence Act in Europe and regulations under the California Consumer Privacy Act in the United States. See “ITEM 4B: Business Overview – Government Regulation – AI”. Such additional regulations may impact our ability to develop, use and commercialize AI technologies in the future. Additionally, existing laws and regulations may be interpreted in ways that may affect our use of AI. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or market perception of their requirements may have on our business, and we may not always be able to anticipate how to respond to these laws or regulations.

Uncertainty around new and evolving AI regulations and uses may require significant, additional investment to develop models and responsible-use frameworks. We may in the future experience challenges accessing AI models, datasets or hardware. Developing, testing and deploying AI systems may increase the cost of our offerings, including due to the nature of the computing costs involved in such systems. These costs could adversely impact our margins as we continue to make significant investments in AI development, add AI capabilities to our offerings, and scale our AI offerings, without assurance that our customers and users will adopt them.

Additionally, concerns, skepticism, and potential misconceptions among customers, regulators and judicial systems regarding the use of AI and compliance with evolving AI regulations, particularly in relation to the responsible and ethical use of AI in the law enforcement sector, may impact adoption rates, create legal and reputational risks, and necessitate the implementation of additional compliance measures. Further, as with any new offerings based on new technologies, consumer reception and monetization pathways are uncertain, our strategies may not be successful, and our business and financial results could be adversely impacted. New AI offerings and technologies could modify workforce needs, result in negative publicity about AI, and decrease demand for our existing products, services and solutions, all of which could adversely impact our business.

Compliance with these laws and regulations may be onerous and expensive and may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and the risk of liability. Any such increase in costs or increased risk of liability as a result of changes in these laws and regulations, or in their interpretation, could individually or in the aggregate make our products and services that use AI technologies less attractive to our customers, cause us to change or limit our business practices, or affect our financial condition and operating results.

Risks Related to Our Dependence on Third Parties

We depend on third parties to market, sell, and install our products and to provide initial technical support for our products for a material portion of our business.

We depend on third-party channel partners, such as distributors, resellers, original equipment manufacturers (OEMs), and system integrators, to market and sell a material portion of our products to end-customers. In 2025, approximately 43% of our revenues were derived from channel partners. In some cases, our channel partners are also responsible for installing and providing initial customer support for our products, with our continuous technical assistance. In most cases, the partners are responsible for the initial customer support (Tier 1 support), while we act as the escalation level. As a result, we depend on the ability of our channel partners to successfully market and sell our products to these end-customers. We can give no assurance that our channel partners will market our products effectively, receive and fulfill customer orders for our products on a timely basis or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. In addition, our channel partners may experience disruptions in, or be prevented from, conducting business activities as a result of macroeconomic factors, which could have a material adverse effect on our results of operations. Any failure by our channel partners to provide adequate initial support to end-customers could result in customer dissatisfaction with us or our products, which could result in a loss of customers, harm our reputation and delay or limit market acceptance of our products. Our products are complex and it takes time for a new channel partner to gain experience in the operation and installation of these products. Therefore, it may take a long period of time before a new channel partner can successfully market, sell and support our products if an existing channel partner ceases to sell our products. Additionally, our agreements with channel partners are generally not exclusive and our channel partners may market and sell products that compete with our products. Our agreements with our distributors and resellers are usually for an initial one-year term and following the expiration of this term, are usually automatically renewed for additional one year periods, unless terminated by either party. We can give no assurance that these agreements will continue to remain in effect. If we are unable to maintain our relationships with existing channel partners and to develop relationships with new channel partners in key markets our profitability and results of operations may be materially adversely affected.

We integrate into or bundle various third-party solutions with our products and may integrate or offer additional third-party solutions in the future. If we lose the right to use such solutions, our sales could be disrupted, and we would have to spend additional capital to replace such components.

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

The global AI industry has generated increased demand for off-the-shelf hardware components across multiple industries, including components necessary for the production of our solutions. We carry approximately three to nine months of inventory of key components, however this new demand has resulted in and may continue to result in shortages of components necessary for our solutions, substantial increases in prices for such components and suppliers requiring us to increase lead times and adjust purchase quantities of such components in advance in order to secure sufficient supply. Such shortages of components, as well as the increases in pricing, order requirements and lead times, has and may continue to impact our cost of goods and products and our ability to supply solutions to our customers on time.

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

We are subject to a complex system of laws and regulations related to international trade, including economic sanctions and export control laws and regulations. We also depend on our distributors and agents outside of Israel for compliance and adherence to local laws and regulations in the markets in which they operate. It is our policy not to make direct or indirect prohibited sales of our products, including into countries or to persons sanctioned under laws to which we are subject, and to contractually limit the territories into which our channel partners may sell our products. None of our contracts with channel partners authorize or contemplate any activities with sanctioned countries or sanctioned entities, and we do not intend to authorize any channel partner to engage in activities with those countries and entities in the future.

Nevertheless, over 13 years ago, one of our channel partners sold certain of our products (designed for the enterprise market) outside of its contractually designated territory, including into a sanctioned country, and we subsequently determined that our contract management protocol for authorizing channel partner sales was not adequately followed in that instance. Although we are not aware of any channel partner making indirect sales in countries or to persons sanctioned under laws to which we are subject, there is no guarantee that our channel partners will not make such indirect sales in the future.

In addition, in June 2025, we submitted an initial voluntary self-disclosure to the U.S. Bureau of Industry and Security (“BIS”) related to possible export control violations in connection with the provision of software products and support services to a small number of customers in Russia and our use of subcontractor software engineers in Belarus who accessed certain of our software and technology. We have undertaken immediate remedial steps and in March 2026 made a final submission to BIS. We cannot provide any assurance as to the response of BIS to our submission, including the effectiveness of our remedial steps, and we may be subject to investigations and/or penalties. Any such response or penalty may adversely affect our share price, which could have a material adverse effect on our business.

Effective March 21, 2026 a license from the Export Control Branch of the Israeli Ministry of Defense is no longer required to develop, manufacture, integrate and export encryption products or products that incorporate encryption, including the encryption embedded in substantially all of our products.

We are also subject to the U.S. Foreign Corrupt Practices Act and may be subject to similar worldwide anti-bribery and anti-corruption laws that generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Some of the countries in which we operate have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices.

We cannot be certain that our procedures will be sufficient to ensure consistent compliance with applicable sanctions, export control, anti-bribery and anti-corruption laws, or that our employees or channel partners will strictly follow all policies and requirements to which we subject them. Any alleged or actual violations of these laws by us or our intermediaries may subject us to government scrutiny, investigation, debarment, and civil and criminal penalties, which may have an adverse effect on our results of operations, financial condition and reputation.

As with many DNI products, some of our products have been and may in the future be used by governmental or law enforcement customers in a manner that is, or that is perceived to be, incompatible with human rights.

We cannot always verify whether our customers are using our products in a lawful or ethical manner. It is possible that some of our governmental or law enforcement customers have used and may in the future use our products in a manner that is incompatible with, or that is perceived to be incompatible with, human rights. In some circumstances, governmental customers may desire to surveil their citizenry and may use our products to achieve those ends. For example, some foreign governments use internet infrastructure to undermine democratic values through surveillance of and control over online communications between political activists. Any misuse of our products by our governmental or law enforcement customers, or allegations of misuse, may damage our reputation, business and results of operations.

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

Given the global nature of our operations, we are subject to a variety of local, state, national, and international laws and directives and regulations related to privacy and data protection, data security, data storage, and retention, data transfer and deletion, and technology protection, AI and personal information. These laws include the following:

•	The European General Data Protection Regulation (“GDPR”) and the equivalent UK legislation.

•	U.S. state and federal laws, including the California Consumer Privacy Act (CCPA) and follow-on legislation in the California Privacy Rights Act (CPRA).

•	The Israeli Privacy Protection Law, 1981, along with its regulations such as the Israeli Privacy Protection Regulations (Data Security) 2017

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

For more information, see “ITEM 4B: Business Overview – Government Regulation – Data Privacy.”

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

We also aim to protect our intellectual property with patent protection. As of December 31, 2025, we had a patent portfolio consisting of 20 patent families, including 28 in-force U.S. patents and 19 in-force patents in Canada, Israel and other jurisdictions. There can be no assurance that:

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

Additionally, the dynamic nature of intellectual property law, combined with rapid technological advancements, underscores the importance of ongoing vigilance and strategic management of our patent portfolio to safeguard our innovations. We continually evaluate our intellectual property assets and pursue appropriate protections where feasible, while also monitoring the competitive landscape for potential threats or opportunities. As we expand our global operations and introduce new solutions, our ability to adapt to differing legal standards and enforcement practices in various jurisdictions will remain crucial in protecting our proprietary technologies and maintaining our market position.

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

Risks Related to Our Ordinary Shares

A large amount of our ordinary shares are held by our largest shareholder, Lynrock Lake Master Fund LP (“Lynrock”), which is able to exert significant influence on us.

As of March 6, 2026, Lynrock beneficially owned 20.5% of the total voting power of our issued and outstanding ordinary shares. As a result, Lynrock has significant influence over all matters that require approval by our shareholders, including the appointment and removal of directors and approval of certain significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our Company that other shareholders may view as beneficial.

Under the Israeli Companies Law, 5759-1999, as amended, or the Companies Law, subject to certain exceptions, Lynrock cannot increase its holding of our ordinary shares to 25% or more of the total voting power of our issued and outstanding ordinary shares without making a “special tender offer.” See Item 10.B. “Additional Information—Acquisitions Under Israeli Law—Special Tender Offer”.

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

We currently follow Israeli home country practices with regard to the quorum requirement for shareholder meetings and shareholder approval of equity compensation plans requirements. As permitted under the Companies Law, our articles of association provide that the quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person or by proxy who hold at least 25% of the voting power of our shares instead of 33% of our issued share capital (as prescribed by Nasdaq’s rules). We do not seek shareholder approval for (i) equity compensation plans in accordance with the requirements of the Companies Law, which does not reflect the requirements of Rule 5635(c), (ii) the issuance of securities that would result in a change of control, which does not reflect the requirements of Rule 5635(b), and (iii) certain private issuances of securities representing more than 20% of our outstanding shares or voting power at below market prices, which does not reflect the requirements of Rule 5635(b).

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

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. Recently enacted U.S. legislation requires our directors and officers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to be exempt from the reporting requirements contained in Section 16(a) of the Exchange Act and our officers, directors and principal shareholders continue to be exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. We are permitted to disclose limited compensation information for our executive officers on an individual basis and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. These exemptions and leniencies reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

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

Our U.S. shareholders may suffer adverse tax consequences if we are classified as a “passive foreign investment company.”

Generally, if for any taxable year, after the application of certain look-through rules, 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our ordinary shares, which is subject to change) are held for the production of, or produce, passive income (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (Code), we would be characterized as a “passive foreign investment company” (PFIC), for U.S. federal income tax purposes under the Code. Based on our market capitalization and the nature of our income, assets and business, we believe that we should not be classified as a PFIC for the taxable year that ended December 31, 2025. However, PFIC status is determined annually and requires a factual determination that depends on, among other things, the composition of our income, assets and activities in each taxable year, and can only be made after the close of each taxable year. Furthermore, because the value of our gross assets is likely to be determined in part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10.E. Taxation — Certain United States Federal Income Tax Consequences”) holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. Prospective U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to them.

Certain U.S. holders of our ordinary shares may suffer adverse tax consequences if we or any of our non-US subsidiaries are characterized as a “controlled foreign corporation,” or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

A non-U.S. corporation is considered a CFC if more than 50% of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation, is owned, or is considered as owned by applying certain constructive ownership rules, including certain downward attribution rules by United States shareholders who each own stock representing 10% or more of the vote or 10% or more of the value on any day during the taxable year of such non-U.S. corporation (“10% U.S. Shareholder”). Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries will be treated as CFCs (regardless of whether or not we are treated as a CFC). Generally, 10% U.S. Shareholders of a CFC are required to report annually and include currently in its U.S. taxable income such 10% U.S. Shareholder’s pro rata share of the CFC’s “Subpart F income,” “net CFC tested income,” and investments in U.S. property by CFCs, regardless of whether we make an actual distribution to such shareholders. “Subpart F income” includes, among other things, certain passive income (such as income from dividends, interests, royalties, rents and annuities or gain from the sale of property that produces such types of income) and certain sales and services income arising in connection with transactions between the CFC and a person related to the CFC.

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

We have adopted equity compensation plans that provide for the grant of equity-based awards, including restricted units and share options to our directors, officers, and other employees. As of March 6, 2026, we had 48,923,099 ordinary shares and restricted units outstanding to employees and directors of the Company, and there were 35,103 shares available for future awards under our equity compensation plans. The vesting of restricted units and granting of share are generally contingent upon performance and/or service conditions. Vesting of those shares of restricted units and shares would dilute the ownership interest of existing shareholders. Equity awards will continue to be a source of compensation for employees and directors going forward.

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

Risks Relating to our Location in Israel

Conditions in Israel, including the current tensions with Iran and in the Gaza Strip, could adversely affect our business.

We are incorporated under Israeli law and our principal offices, research and development division and manufacturing facilities are located in Israel. Approximately 35% of our employees, including a majority of our executive officers, and a majority of our board of directors, as well as our corporate headquarters, are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business.

Since its establishment in 1948, the State of Israel has been subject to ongoing security concerns and challenges, as well as armed conflicts, with its neighbors. Most recently, on October 7, 2023, Hamas, a terrorist group, launched an unprecedented terror attack on Israel from the Gaza Strip.

In response, Israel’s security cabinet declared war against Hamas, and later against Hezbollah. Hostilities subsequently escalated between Israel and a number of terrorist organizations, including conflicts with Hezbollah along Israel’s northern border with Lebanon, with Iran (including a war during June 2025) and with the Houthis in Yemen. Iran and the Houthis both launched drone and missile attacks on military and civilian targets within Israel. In addition, the Houthis have disrupted international commerce by launching a number of attacks on commercial vessels traversing the Gulf of Aden and the Red Sea. A ceasefire between Israel and Lebanon (with respect to Hezbollah) was announced in November 2024, a ceasefire between Israel and Iran was announced in June 2025, and a ceasefire between Israel and Hamas was announced in October 2025. However, in late February 2026 the United States, together with Israel, launched a major joint military campaign of air and missile strikes against targets in Iran, which triggered a broad Iranian response and contributed to significant regional instability, including, in early March 2026, resumed conflicts with Hezbollah. The situation remains highly fluid, and we are unable to predict if, when, or on what terms this escalation will be resolved. Actual or perceived political or security instability in Israel, or changes in the political environment, could adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and prospects.

Hostilities and regional tensions may cause damage to private and public facilities, infrastructure, utilities and telecommunications networks and may disrupt our operations and supply chain.  In addition, Israeli organizations, government agencies and companies have been subject to extensive cyber attacks. These conflicts could lead to increased costs, risks to employee safety, and challenges to business continuity, with potential financial losses. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain damages that are caused by terrorist attacks or acts of war, it does not provide business interruption insurance.  Moreover, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

In addition, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

Political conditions within Israel may affect our operations. The Israeli government has pursued, and may continue to pursue, changes to Israel’s judicial system, which has contributed to uncertainty and could lead to political instability and/or civil unrest. Any such developments could adversely affect the business environment in Israel and our business and operations.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2025, we employed 491 employees, of whom 171 were based in Israel. Some of our employees in Israel are obligated to perform annual military reserve duty in the Israel Defense Forces, depending on their age and position in the army. Additionally, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. Our operations could be disrupted by the absence of one or more of our executive officers or key employees for a significant period due to military service and any significant disruption in our operations could harm our business. The full impact on our workforce or business if some of our executive officers and employees are called upon to perform military service, especially in times of national emergency, is difficult to predict.

The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

Our investment program in equipment at our facility in Hod-Hasharon, Israel, has been granted Approved Enterprise status and we are therefore eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investments Law. We have also been granted benefited enterprise status in prior years, but beginning in 2021, this status is no longer applicable to us. We expect that the Approved Enterprise tax benefits will be available to us after we utilize our net operating loss carry forwards. As of December 31, 2025, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $152 million. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investments Law and its regulations and the criteria set forth in the specific certificate of approval. If we do not meet these requirements, the tax benefits would be canceled and we could be required to refund any tax benefits and investment grants that we received in the past. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are cancelled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate in Israel since the 2018 tax year is 23%.

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

The government grants we have received for research and development expenditures require us to satisfy specified conditions and restrict our ability to manufacture products and transfer certain know-how outside of Israel. If we fail to comply with these conditions or such restrictions, we may be required to make payment of a fee resulting from the transfer abroad of know-how developed using Israel Innovation Authority grants as prescribed by the Research and Development Law, refund grants previously received together with interest or pay penalties and may be subject to criminal charges.

We have received grants from the Israel Innovation Authority (formerly known as the Office of the Chief Scientist of the Ministry of Economy) for the financing of a portion of our research and development expenditures in Israel, pursuant to the provisions of The Encouragement of Research, Development and Innovation in Industry Law, 1984, referred to as the Research and Development Law. In the future we may not receive grants or we may receive significantly smaller grants from the Israel Innovation Authority, and our failure to receive grants in the future could adversely affect our profitability. In 2024, we recognized non-royalty-bearing grants totaling $0.5 million, representing 2% of our gross research and development expenditures. In 2025, we recognized non-royalty-bearing grants totaling $0.1 million, representing 0.3% of our gross research and development expenditures. In each of the years 2025 and 2024, we qualified to participate in one non-royalty-bearing research and development program, funded by the Israel Innovation Authority to develop generic technology relevant to the development of our products. Such programs are approved pursuant to special provisions of the Research and Development Law. In the past three years, we were eligible to receive grants constituting of up to 52% of certain research and development expenses relating to these programs. Although the grants under these programs are not required to be repaid by way of royalties, the restrictions of the Research and Development Law described below apply to these programs.

The provisions of the Research and Development Law and the terms of the Israel Innovation Authority grants prohibit us from transferring manufacturing of products resulting from research and development funded by Israel Innovation Authority grants which we originally planned to manufacture in Israel outside of Israel, and from transferring know-how, including but not limited to intellectual property rights in technologies developed using these grants, without special approvals from the Israel Innovation Authority which shall be subject certain additional payment.

Even if we receive approval to manufacture our products outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on our manufacturing volume outside Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products, know-how or technologies. Know-how developed under an approved research and development program may not be transferred to any third-parties, except in certain circumstances and subject to prior approval. Similarly, even if we receive approval to transfer know-how developed using such grants, including but not limited to intellectual property rights in technologies developed using these grants, we may be required to repay up to 6 times of the original grants plus LIBOR interest to the Israel Innovation Authority. In addition, if we fail to comply with any of the conditions and restrictions imposed by the Research and Development Law or by the specific terms under which we received the grants, we may be required to refund any grants previously received together with interest and penalties, and we may be subject to criminal charges.

It may be difficult to enforce a U.S. judgment against us, our officers and directors, or our auditors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors or our auditors.

We are incorporated in Israel. The majority of our executive officers and directors, and our auditors are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the U.S. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

Provisions of Israeli law and our articles of association may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Our articles of association contain certain provisions that may delay or prevent a change of control, including a classified board of directors. In addition, Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could delay or prevent a change in control and may make it more difficult for third parties to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay for our ordinary shares in the future. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders. See “ITEM 10: Additional Information-Memorandum and Articles of Association-Acquisitions under Israeli Law” and “-Anti-Takeover Measures.”

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

Significant political or regulatory developments in the jurisdictions in which we sell our products, such as those stemming from changes in the presidential administration in the United States or the U.K.’s exit from the E.U., are difficult to predict and may have a material adverse effect on us.

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

During 2024, we defined a new strategy for the company. As part of the strategy process Allot is becoming a cyber security-first company, operating under a single, unified business unit. Our foundations are our deep expertise and proven capabilities combining two key areas: cybersecurity and network intelligence.

We have been working to leverage synergies between our existing network intelligence assets and our security offerings including integrated cloud-based solutions focused on network visibility, traffic management, and cybersecurity for the 5G era.

The combination creates a compelling value proposition, enabling us to deliver a highly differentiated, fully integrated solution.

We generated total revenues of $102 million in the year ended December 31, 2025, an increase of 11% over the prior year. In 2025, 37% of our revenues were attributable to security solutions, and 63% of our revenues were attributable to network intelligence solutions.

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

•
Emerging AI-powered cyber threats are fundamentally changing the risk landscape for communication service providers (CSPs) and their customers. Attackers now leverage generative AI to automate malware creation, craft highly adaptive phishing attacks, accelerate reconnaissance, and orchestrate multi-vector attacks that evolve in real time. This dramatically increases both the scale and sophistication of threats targeting consumers, SMBs, and critical network infrastructure. As CSPs struggle to keep pace with this escalation, the need for robust, network-based security becomes more urgent. This evolution creates a significant strategic opportunity for Allot: our AI-enhanced, network-native security architecture is uniquely positioned to detect and mitigate these dynamic, machine-driven threats at scale, enabling CSPs to protect their subscribers while driving new recurring revenue models through differentiated security offerings.

•
A recent global consumer cybersecurity survey conducted by Dynata in September 2025, covering more than 3,100 mobile subscribers across the US, UK, Germany, France, Italy and Sweden, reveals a widening gap between rising concern and low protection adoption. According to the October dataset in the Consumers Survey Dynata - Oct. 25, over 61% of users were concerned about their mobile device’s security in the past 12 months, and nearly 50% report feeling more worried than a year ago—yet only approximately 36% use any protection, while approximately 50% admit they have none. This anxiety‑action gap creates a major opportunity for telcos, reinforced by the findings of the accompanying Mind the Gap - A Telco Revenue Growth Opportunity - Q4 2025, which shows that 84% of consumers trust their mobile provider to offer cybersecurity, and 67% are willing to pay monthly, especially for zero‑touch, network‑based protection. With willingness concentrated around an accessible $5/€5/£5 per month, the data points to a clear and credible conclusion: consumer worry is high, protection is low, telcos are uniquely positioned to close the gap and capture recurring revenue at scale, and we are well-positioned to help with our zero-touch, network-based protection solutions.

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

Protection for Consumers and SMBs - 360-Degree Security

•
Allot Secure Management (ASM): The Allot Secure Management platform creates a unified security experience for Allot security consumers by providing an end-to-end security management infrastructure that seamlessly communicates with and integrates each enforcement point-NetworkSecure, HomeSecure, DNSecure, IoTSecure, OffnetSecure, BusinessSecure and DDoSBusinessSecure. On-net coverage is provided through NetworkSecure, HomeSecure, DNSecure, DDoS BusinessSecure and IoTSecure, and off-net coverage through OffnetSecure, and the ASM solution creates a flexible security architecture of advanced threat detection technologies in-network, at the consumer-premises equipment and at the endpoint device with network intelligence solutions, machine learning and comprehensive personalization capabilities. The ASM solution delivers a scalable platform that simplifies security service activation, system awareness, new enforcement point integration, threat event reporting and handling, operation and management by the consumer regardless of which enforcement point is active.

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

•
OffnetSecure: A multi-tenant solution that functions as an extension of NetworkSecure, securing the subscribers’ devices while off the Internet, producing seamless customer protection using market leading malware protection and controls.

•
Allot Secure Cloud: The Allot Secure cloud provides to each enforcement point in the security architecture up-to-date threat intelligence, web categorization and device fingerprint data. The Allot Secure cloud uses machine learning and Artificial Intelligence technologies to identify connected devices, create device-specific profiles and provide anti-virus screening.

•
AllotDDoS BusinessSecure - A multi-tenant solution that allows the service provider to offer opt-in network protection services to SMB and Enterprise customers to protect their connectivity lines from DDoS attacks, to prevent traffic saturation, and to ensure uninterrupted service.

Protection for the Carriers

•
DDoS Secure: A solution that provides attack detection and mitigation services that protect commercial networks against inbound and outbound Denial of Service (“DoS”) and DDoS attacks, Zero Day attacks, worms, zombie and spambot behavior.

•
Smart NetProtect: Allot’s multi-layer approach provides protection from multi-vector attacks against network infrastructure, subscribers, and applications. It is composed of multiple protection capabilities: Anti-DDoS, Anti-Botnet, Firewall and QoE protection, and provides protection for legacy and modern fixed and mobile architectures, including 5GSA.

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

Customers

We derive a significant and growing portion of our revenue from direct sales to large mobile and fixed-line service providers, as well as government and law enforcement entities. We generate the remainder of our revenue through a select and well-developed network of channel partners, generally consisting of distributors, resellers, OEMs and system integrators. In 2025, we derived 43% of our revenues from Europe, 19% from the Americas, 19% from Asia and Oceania and 19% from the Middle East and Africa. A breakdown of total revenues by geographic location for 2023, 2024 and 2025 is set forth in the following table.

	Revenues by Location
	($ in thousands)
	2025	% Revenues	2024	% Revenues	2023	% Revenues
Revenues
Europe	$44,014	43%	$35,140	38%	$39,945	43%
Asia and Oceania	$19,236	19%	$24,010	26%	$20,547	22%
Middle East and Africa	$19,651	19%	$18,882	21%	$16,116	17%
Americas	$19,092	19%	$14,163	15%	$16,542	18%
Total Revenues	$101,993	100%	$92,195	100%	$93,150	100%

Channel Partners

We market and sell our products to end-customers both by direct sales and through channel partners, which include distributors, resellers, OEMs and system integrators. A significant portion of our sales occur through our channel partners. In 2025, approximately 43% of our revenues were derived from channel partners. In some cases, our channel partners are also responsible for installing and providing initial customer support for our products, with our continuous technical assistance. In the majority of the cases, the partners are responsible for the initial customer support (Tier 1 support), while we act as the escalation level. Our channel partners are located around the world and address most major markets. Our channel partners target a range of end-users, including carriers, alternative carriers, cable operators, private networks, data centers and enterprises in a wide range of industries, including government, financial institutions and education. Our agreements with channel partners that are distributors or resellers are generally non-exclusive, for an initial term of one year and automatically renew for successive one-year terms unless terminated. After the first year, such agreements may typically be terminated by either party upon ninety days prior notice.

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

We have organized our worldwide sales efforts into the following regions: North America, South America, Europe, the Middle East and Africa; and Asia and Oceania. We have regional offices in Spain, Italy, France, Singapore, India, Kazakhstan, Japan, Colombia and Israel. As of December 31, 2025, our sales and marketing staff, including product management and business development functions, consisted of 97 employees.

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

As of December 31, 2025, our technical staff consisted of 143 employees, including 64 technical support persons, 69 deployment and professional services engineers, 9 documentation and training persons, and 1 Management position.

Research and Development

Our research and development activities take place primarily in Israel. We also have research and development activities in Spain and India. In addition, we use subcontractors in Israel and Poland to source research and development engineers. We devote a significant amount of our resources towards research and development in order to introduce new products and continuously enhance existing products and to support our growth strategy. We have assembled a core team of experienced engineers, many of whom are leaders in their particular field or discipline and have technical degrees from top universities and have experience working for leading Israeli or international networking companies. These engineers are involved in advancing our core technologies, as well as in applying these core technologies to our product development activities. In previous years, our research and development efforts have benefited from non-royalty-bearing grants from the Israel Innovation Authority. As of December 31, 2025, there are no outstanding royalties due from us to the Israel Innovation Authority. In 2025, we received additional grants from the Israel Innovation Authority; however, these grants do not bear royalties. Under the terms of those grants, we are required to perform our manufacturing activities for products arising from the research and development funded by such grants within the state of Israel. The State of Israel does not own any proprietary rights in technology developed with the Innovation Authority funding and there is no restriction related to the Israel Innovation Authority on the export of products manufactured using technology developed with the Israel Innovation Authority funding (other limitations on export apply under applicable law). In addition, we have received during 2025 grants from the Spain Tax Authority. For a description of restrictions on the transfer of the technology and with respect to manufacturing rights, please see “ITEM 3: Key Information-Risk Factors-The government grants we have received for research and development expenditures require us to satisfy specified conditions and restrict our ability to manufacture products and transfer technologies outside of Israel. If we fail to comply with these conditions or such restrictions, we may be required to refund grants previously received together with interest and penalties and may be subject to criminal charges.”

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

The global AI industry has generated increased demand for off-the-shelf hardware components across multiple industries, including components necessary for the production of our solutions. We carry approximately three to nine months of inventory of key components, however this new demand has resulted in and may continue to result in shortages of components necessary for our solutions, substantial increases in prices for such components and suppliers requiring us to increase lead times and adjust purchase quantities of such components in advance in order to secure sufficient supply. Such shortages of components, as well as the increases in pricing, order requirements and lead times, has and may continue to impact our cost of goods and products and our ability to supply solutions to our customers on time.

In addition, since our products have been designed to incorporate these specific components, any change in these components due to an interruption in supply or our inability to obtain such components on a timely basis may require engineering changes to our products before we could incorporate substitute components.  Global semiconductor shortages could increase the possibility of making such engineering changes, or taking other remedial measures, as many of our suppliers use semiconductors in the products we require.

Competition

We compete against large companies in a rapidly evolving and highly competitive sector of the networking technology market, which offer, or may offer in the future, competing technologies, including partial or alternative solutions to operators’ and enterprises’ challenges, and which, similarly to us, intensely pursue the largest service providers (referred to as Tier 1 operators) as well as large enterprises. Our DNI technology enabled offerings face significant competition from router and switch infrastructure companies that integrate functionalities into their platforms addressing some of the same types of issues that our products are designed to address. This competition is expected to intensify as expansion of 5G networks progresses. The DNI market has lower long-term visibility; therefore there is less visibility for growth in our DNI segment for 2026.

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

Our security product offerings face significant competition from companies that directly approach end customers and offer them security applications to be installed on their devices; companies that approach the business enterprise sector through distribution channels and offer cloud security products; and companies that offer security products bundled with other products. In addition, the emergence of new market entrants leveraging advanced AI technologies may disrupt certain use cases and customer segments, potentially challenge our competitive position and impacting demand for our solutions. By offering our security products to operators that provide security services to both small and medium size business and individual end customers, we aim to expand the reach of our products.

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

As of December 31, 2025, we had 28 in-force U.S. patents. We expect to formalize our evaluation process for determining which inventions to protect by patents or other means.

Government Regulation

Due to the industry and geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations, including import and export controls, sanctions, privacy and data protection, and several government agencies in the United States, the E.U. and other countries regulate various aspects of our business.

Export Controls

The export of some of our products and solutions is subject to Israeli export control laws which are administered by the Israeli Defense Export Controls Agency (“DECA”) within the Israeli Ministry of Defense. A license from DECA is required to develop, manufacture, integrate and export encryption products or products that incorporate encryption, including the encryption embedded in substantially all of our products. In general, such a license is valid for one year and is granted and renewed as a matter of course for such products. The failure to possess the necessary license can lead to sanctions, including the denial of licenses in the future, fines, and criminal penalties. We currently operate under an export license issued pursuant to the Israeli encryption control regime. Israeli export control laws and regulations as well as the licenses granted to us by DECA prohibit us from exporting some of our products to customers in certain countries and require us to obtain the consent of DECA to export some of our products to customers in certain other countries. The encryption export control regulation has been repealed and will no longer be in effect as of March 21, 2026.

In addition, we are subject to U.S. export control laws and regulations, including the Export Administration Regulations (the “EAR”) administered by the U.S. Bureau of Industry and Security (“BIS”), and the International Traffic in Arms Regulations administered by the U.S. State Department’s Directorate of Defense Trade Controls. In June 2025, we submitted an initial voluntary self-disclosure to the BIS related to possible export control violations in connection with the provision of software upgrades and one expansion card to a small number of customers in Russia and our use of subcontractor software engineers in Belarus who accessed certain of our software and technology. We have undertaken remedial steps, and we made a final submission to BIS in March 2026. We cannot provide any assurance as to the response of BIS to our submission, including the effectiveness of our remedial steps, and we may be subject to investigations and/or penalties.

Sanctions

Our activities are subject to certain economic sanctions laws including the laws of the State of Israel and the United States, and our policies require us to comply with such applicable regimes, laws and regulations. In addition, we have adopted internal policies and procedures restricting sales to certain additional countries, designated entities and individuals.

Data Privacy

Given the global nature of our operations, we are subject to a variety of local, state, national, and international laws and directives and regulations related to privacy and data protection, data security, data storage and retention, data transfer and deletion, and technology protection.

Virtually every jurisdiction in which we operate has established its own legal framework relating to privacy, data protection, and information security matters with which we and/or our customers must comply. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, retention, disclosure, security, transfer, and other processing of data that identifies or may be used to identify or locate an individual. Some countries and regions have passed legislation that imposes significant obligations in connection with privacy, data protection, and information security.

United States

The United States has federal and state laws and regulations regarding privacy and information security, including consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), data breach notification laws, and personal data privacy laws. States continue to revise and pass new privacy-related legislation. For example, the California Consumer Privacy Act (CCPA) and follow-on legislation in the California Privacy Rights Act (CPRA), grants California residents certain rights to access, correct and request deletion of personal information and opt out of the sale and sharing of personal information. Similar laws passed in various other states such as Virginia, Colorado, Connecticut, New Jersey and Texas, with effective dates through 2026. A broad range of legislative measures also have been introduced at the federal level. Some state laws also minimize what data can be collected from consumers and how businesses may use and disclose it.

Europe and UK

We are required to comply with the GDPR and, following the exit of the UK from the EU, the UK equivalent. Implementation of the GDPR and the UK equivalent exposes us to two parallel data protection regimes, each of which impose several stringent requirements for controllers and processors of personal information and could make it more difficult to and/or more costly for us to collect, store, use, transmit and process personal information and sensitive data. Non-compliance with the GDPR and the UK equivalent legislation may result in administrative fines or monetary penalties of up to 4% of worldwide annual revenue in the preceding financial year or EUR20 million (or GBP 17.5 million under the UK legislation), whichever is higher for the most serious infringements, and could result in proceedings against us by governmental entities or other related parties.

Israel

The Israeli Privacy Protection Law, 1981 (“PPL”), along with its regulations such as the Israeli Privacy Protection Regulations (Data Security) 2017 (“Security Regulations”), mandates strict requirements for processing, transferring and securing personal data. A significant amendment to the PPL, known as Amendment 13, was approved by the Israeli Parliament in August 2024 and became effective on August 14, 2025. This amendment notably enhances the investigative powers of the Privacy Protection Authority and increases the potential monetary sanctions for violations, which could reach millions of NIS in certain cases. Compliance with Amendment 13 may necessitate substantial changes to our data processing practices and could involve significant costs. Non-compliance with the PPL may lead to enforcement actions, litigation, including class actions, and substantial fines and penalties.

AI

As we continue to innovate and improve our offerings by leveraging AI, jurisdictions are turning increasing attention to the regulation and governance of the use of AI and machine learning technologies. As these legal requirements evolve, we may face additional scrutiny and regulation and bear increased compliance costs and other exposures associated with the regulation of our use of such technologies. In addition, we may become subject to new or heightened legal, ethical or other challenges arising out of the perceived or actual impact of AI on human rights, intellectual property, privacy and employment, among other issues, and we may experience brand or reputational harm, legal liability or increased costs associated with those issues. For more information, see Item 3.D “Risk Factors—Issues in the use of AI (including machine learning) in our solutions may result in reputational harm, liability or impact our financial results.”

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

C. Organizational Structure

 As of December 31, 2025, we held directly and indirectly the percentage indicated of the outstanding capital of the following subsidiaries:

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

We recently closed a small office in Spain and currently lease a single 6,668.46 square feet (619.53 square meters) facility in Spain, mainly for our sales and research and development operations, pursuant to lease agreements. The lease agreement of this site was renewed for three years in 2023 till 2026.

ITEM 4A: Unresolved Staff Comments

 Not applicable.

ITEM 5: Operating and Financial Review and Prospects

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2025 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “ITEM 3.D: Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

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

In 2025, the primary drivers of our revenues were the mobile and fixed markets.

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

Geographical breakdown. See “-Operating Results-Results of Operations-Revenues.” for the geographic breakdown of our revenues by percentage for the years ended December 31, 2024 and 2025.

Cost of revenues and gross margins

Our products’ cost of revenues consists primarily of costs of materials, manufacturing services and overhead, warehousing and product testing. Our services’ cost of revenues consists primarily of salaries and related personnel costs for our customer success staff. In 2025, our gross margin increased compared to 2024 due to an efficiency and cost reduction process undertaken by the company to align cost structure as well as the revenue levels and mix of revenue. In 2024, our gross margin increased compared to 2023 due to an efficiency and cost reduction process undertaken by the company to align cost structure and revenue levels.

We believe that measuring our products’ cost of revenues and gross margins is helpful to understand our financial statements and results of operations because it enables the investors to evaluate the company’s effectiveness in its operations. In addition, our management team uses these metrics to monitor the company’s performance.

Operating expenses

Research and development. Our research and development expenses consist primarily of salaries and related personnel costs, costs for subcontractor services, depreciation, rent and costs of materials consumed in connection with the design and development of our products. We expense all of our research and development costs as they are incurred. Our net research and development expenses are comprised of gross research and development expenses offset by financing through grants from the Israel Innovation Authority and Spain Tax Authority. Such participation grants are recognized at the time at which we are entitled to such grants on the basis of the costs incurred and included as a deduction of research and development expenses (see “Government Grants” below). We believe that significant investment in research and development, including hiring high quality research and development personnel, is essential to our future success.

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

Approved Enterprise

Our facilities in Hod-Hasharon, Israel have been granted Approved Enterprise status under the Encouragement of Capital Investments Law, 1959, and enjoy certain tax benefits under this program. We intend to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2025, our net operating loss carry forwards for Israeli tax purposes totaled approximately $152 million. Income derived from other sources, other than through our “Approved Enterprise” status, during the benefit period will be subject to the regular corporate tax rate.

Government Grants

Our research and development efforts have been financed, in part, through grants from the Israel Innovation Authority under our approved plans in accordance with the Research and Development Law. In 2025, 2024 and 2023, we received grants from the Israel Innovation Authority through non-royalty bearing programs. In addition, during 2025, 2024 and 2023, we received non-royalty bearing grants from the Spain Tax Authority.

Factors Affecting Our Performance

Our business, financial position and results of operations, as well as the period-to-period comparability of our financial results, are significantly affected by a number of factors, some of which are beyond our control, including:

Customer concentration. The revenues derived from our largest customer in each of the past three years were 7%, 8% and 15% of our total revenues in 2025, 2024 and 2023, respectively. The revenues derived from our second largest customer amounted to 7%, 6% and 9% of our total revenues for 2025, 2024 and 2023, respectively. While we have some visibility into the likely scope of the customers’ projects, our relationships are conducted solely on a purchase order basis and we do not have any commitment for future purchase orders from these customers. The loss of any of such third parties could harm our results of operations and financial condition.

Size of end-customers and sales cycles. We have a global, diversified end-customer base consisting primarily of service providers, enterprises, government and law enforcement entities. The deployment of our products by small and midsize enterprises and service providers can be completed relatively quickly. Large service providers take longer to plan the integration of our solutions into their existing networks and to set goals for the implementation of the technology. Sales to large service providers are therefore more complicated as they involve a relatively larger number of network elements and solutions. We are seeking to obtain additional significant customers in the large service provider market that would positively impact our future performance, but could decrease our market share. The longer sales cycles associated with the increased sales to large service providers of our platforms may increase the unpredictability of the timing of our sales and may cause our quarterly and annual operating results to fluctuate if a significant customer delays its purchasing decision and/or defers an order. Furthermore, longer sales cycles may result in delays from the time we increase our operating expenses and make investments in inventory to the time that we generate revenue from related product sales.

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

Cost of revenues and cost reductions. Our cost of revenues as a percentage of total revenues was 28.9% for 2025 and 30.9% for 2024. Our products use off-the-shelf components and typically the prices of such components decline over time. However, the introduction and sale of new or enhanced products and services may result in an increase in our cost of revenues. We make a continuous effort to identify cheaper components of comparable performance and quality. We also seek improvements in engineering and manufacturing efficiency to reduce costs. Our products incorporate features that are purchased from third parties. In addition, new products usually have higher costs during the initial introduction period. We generally expect such costs to decline as the product matures and sales volume increases. The introduction of new products may also involve a significant decrease in demand for older products. Such a decrease may result in a devaluation or write-off of such older products and their respective components. The growth of our customer base is usually coupled with increased service revenues primarily resulting from increased maintenance and support. In addition, the growth of our installed base with large service providers may result in increased demand for professional services, such as training and installation services. An increase in demand for such services may require us to hire additional personnel and incur other expenditures. However, these additional expenses, handled efficiently, may be utilized to further support the growth of our customer base and increase service revenues. In 2025, our cost of revenues decreased due to revenue mix, efficiency, and cost structure alignment to revenue levels.

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

Results of Operations

The following table sets forth our statements of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2024	2025
Revenues:
Products	32.6	30.4
Services	67.4	69.6
Total revenues	100	100
Cost of revenues:
Products	11.6	12.6
Services	19.3	16.3
Total cost of revenues	30.9	28.9
Gross profit	69.1	71.1
Operating expenses:
Research and development, net	28.3	24
Sales and marketing	33.5	30.2
General and administrative	13.8	13.4
Total operating expenses	75.6	67.6
Operating (loss) income	(6.5)	3.5
Loss from extinguishment	-	(1.4)
Other income	-	0.1
Financing income, net	2.07	2.6
Profit (Loss) before income tax expense	(4.45)	4.8
Tax expense	1.91	1.2
Net profit (loss)	(6.4)	3.6

Revenues

See “ITEM 4B: Information on Allot-Business Overview-Customers” for the geographic breakdown of our revenues by percentage for the years ended December 31, 2023, 2024 and 2025.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Products. Product revenues increased by $0.9 million, or 3%, to $31 million in 2025 from $30.1 million in 2024. The increase in product revenues in 2025 was mainly attributable to an increase in the number of AllotSmart product deals during 2025.

Services. Service revenues increased by $8.9 million, or 14%, to $71 million in 2025 from $62.1 million in 2024. The increase was mainly attributed to an increase in our SECaaS solution recurring revenue from new and existing customers.

Product revenues comprised 30.4% of our total revenues in 2025, a decrease of 2.2% compared to 2024 while the services revenues portion comprised 69.6% of our total revenues in 2025, an increase by 2.2%.

Cost of revenues and gross margin

Products. Cost of product revenues increased by $2.1 million, or 20%, to $12.8 million in 2025 from $10.7 million in 2024. Product gross margin decreased to 59% in 2025 from 64% in 2024. The decrease in product gross margin was mainly attributed to higher cost of product deals in 2025.

Services. Cost of services revenues decreased by $1.2 million, or 7%, to $16.6 million in 2025 from $17.8 million in 2024. Services gross margin increased to 77% in 2025 from 71% in 2024. This increase in service gross margin is mainly attributed to a change in our mix of services and products. Specifically, in 2025 relative to 2024, there was a higher percentage of revenues attributable to our SECaaS solution, as well as a lower cost of services due to a lower cost of product deals.

Total gross margin increased from 69.1% in 2024 to 71.1% in 2025.

Operating expenses

Research and development. Research and development expenses decreased by $1.6 million, or 6%, to $24.5 million in 2025 from $26.1 million in 2024. The decrease in our research and development expenses is mainly attributable to reduction in workforce and cost structure alignment as part of efficiency process carried out in 2025. Gross research and development expenses as a percentage of total revenues decreased to 25.4% (24%, net) in 2025 from 30.1% (28.3%, net) in 2024.

Sales and marketing. Sales and marketing expenses decreased by $0.1 million, to $30.8 million in 2025 from $30.9 million in 2024.

General and administrative. General and administrative expenses increased by $0.9 million, or 7%, to $13.6 million in 2025 from $12.7 million in 2024. The increase is primarily attributable to legal and other general expenses. General and administrative expenses as a percentage of revenues decreased to 13.4% in 2025 from 13.8% in 2024.

Financial income, net. In 2025, we had $2.6 million financial income, net. In 2024, we had $1.9 million financial income, net. The change in 2025 was mainly attributed to a increase in interest income.

Income tax expense.  In 2025, we had $1.2 million income tax expense. In 2024, we had $1.8 million income tax expense. The change in 2025 was mainly attributed to the decrease in withholding taxes and provision for uncertain tax position.

For a discussion of our operating results for the fiscal year ended December 31, 2024, as compared to the fiscal year ended December 31, 2023, see “ITEM 5. Operating and Financial Review and Prospects-Operating Results” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on March 27, 2025.

Other Financial and Operating Data:

	Year ended December 31,
	2025	2024	2023
	(in millions)
SECaaS revenues(1)	$26.8	$16.5	$10.6
Recurring revenues(2)	$62.8	$53.8	$49.5
SECaaS ARR(3)	$30.8	$18.2	$12.7

(1)
SECaaS refers to security as a service. We enter into service contracts pursuant to which we provide our SECaaS solution to operators using a revenue share business model whereby we and the operator share the revenue generated from the operator’s subscribers, or a fixed periodic fee up to an agreed number of subscribers. A majority of our SECaaS revenues are from contracts that are for one year or longer. We consider the operator to be our customer. The majority of our SECaaS service contracts contain a single performance obligation comprised of a series of distinct goods and services satisfied over time. Contract consideration is based on usage by the operator’s subscribers. As such, we allocate the variable consideration from those contracts to distinct service periods in which the service is provided and recognize revenue for each distinct service period.

(2)
Recurring revenues refers to the sum of support and maintenance revenues and SECaaS revenues. We generally provide maintenance and support services pursuant to a maintenance and support program, which may be purchased by customers at the time of product purchase or on a renewal basis. A majority of these programs are for one year or longer.

(3)
SECaaS ARR measures the current annual recurring SECaaS revenues, which is calculated based on estimated SECaaS revenues for the last month in the relevant period multiplied by 12.

Non-GAAP Financial Measures

The following non-GAAP financial data and reconciliations to financial information prepared in accordance with GAAP, including non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating profit (loss) and non-GAAP net income (loss), are presented to enable investors to have additional information on our business performance as well as a further basis for periodic comparisons and trends relating to our financial results. We believe such data provides useful information to investors and analysts by facilitating more meaningful comparisons of our financial results over time. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

The non-GAAP financial measures used by the Company are not based on any comprehensive set of accounting rules or principles. We believe that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with our results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

Investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP financial measures may not be comparable with the calculation of similar measures for other companies. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

	Year ended December 31,
	2023	2024	2025
GAAP gross profit	$52,686	$63,690	$72,552
Share-based compensation(1)	1,219	779	564
Amortization of intangible assets	1,606	608	305
Non-GAAP gross profit	$55,511	$65,077	$73,421

GAAP gross margin	56.6%	69.1%	71.1%
Share-based compensation(1)	1.3%	0.8%	0.6%
Amortization of intangible assets	1.7%	0.7%	0.3%
Non-GAAP gross margin	59.6%	70.6%	72.0%

GAAP operating expenses	$117,621	$69,704	$68,948
Share-based compensation(1)	(7,626)	(5,261)	(4,454)
Income related to M&A activities(2)	699	-	—
Non-GAAP operating expenses	$110,694	$64,443	$64,495

GAAP operating loss	$(64,935)	$(6,014)	$3,604
Share-based compensation(1)	8,845	6,040	5,018
Income related to M&A activities(2)	(699)	-	—
Amortization of intangible assets	1,606	608	305
Non-GAAP operating profit (loss)	$(55,183)	$634	$8,927

GAAP net loss	$(62,804)	$(5,869)	$3,705
Share-based compensation(1)	8,845	6,040	5,018
Amortization of intangible assets	1,606	608	305
Income related to M&A activities(2)	(656)	-	—
Loss from extinguishment	-	-	1,410
Exchange rate differences(3)	(378)	502	119
Changes in tax related items	100	352	375
Non-GAAP net income (loss)	$(53,287)	$1,633	$10,931

(1)	The below table sets forth share-based compensation for the periods presented:

	Year ended December 31,
	2023	2024	2025
	(in thousands)
Cost of revenues	$1,219	$779	$564
Research and development costs, net	3,010	1,988	1,213
Sales and marketing	2,651	1,855	1,571
General and administrative	1,965	1,418	1,670
Share-based compensation	$8,845	$6,040	$5,018

(2)	The below table sets forth income related to M&A activities for the periods presented:

	Year ended December 31,
	2023	2024	2025
	(in thousands)
General and administrative	(699)	$-	—
Financial expenses	43	-	—
Income related to M&A activities	$(656)	$-	—

(3)	Represents the change in value of non-dollar denominated financial assets based on changes in the relevant exchange rate compared to the U.S. dollar.

B. Liquidity and Capital Resources

 As of December 31, 2025, we had $17.1 million in cash and cash equivalents, $48.7 million available for sale marketable securities, and $15.1 million in short-term deposits and $3.6 million short-term restricted deposits. As of December 31, 2025, our working capital, which we calculate by subtracting our current liabilities from our current assets, was $77.8 million.

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

Operating Activities

Net cash provided by operating activities in 2025 was $17.8 million. Net cash provided by operating activities consisted mainly of a net income of $3.7 million, depreciation and amortization of $4.0 million, $5.0 million of share-based compensation expense, an increase of $6.4 million in deferred revenues, an increase of $4.6 million in inventory, $2.9 million Increase in other payables and accrued expenses, $1.4 million of loss from extinguishment, an increase of $1.0 million in employees and payroll accruals, an increase of $1.0 million in trade receivables, and a decrease of $1.3 million related to other operating activities. The change in employees and payroll accruals was mainly due to payroll-related items.

Net cash provided in operating activities in 2024 was $4.8 million. Net cash provided in operating activities consisted mainly of a net loss of $5.9 million, depreciation, amortization and impairment of intangible assets of $6.4 million, $6 million of share-based compensation expense, a decrease of $3.3 million in inventory, a decrease of $4.4 million in employees and payroll accruals, an increase of $1.7 million in trade receivables, a decrease of $0.5 million in other payables and accrued expenses, a decrease of $0.7 million in other receivables and prepaid expenses, an increase of $1.9 million in deferred revenues and a decrease of $1.1 million related to other operating activities. The change in employees and payroll accruals, trade payables and other receivables and prepaid expenses was mainly due to advanced payments to suppliers and payroll-related items.

Investing Activities

Net cash used in investing activities in 2025 was $28.5 million, primarily attributable to proceeds from maturities of short-term deposits of $45.5 million, the purchase of short-term deposits of $45.4 million, the purchase of property and equipment of $2.3 million, investment in available-for sale marketable securities $113.7 million and an increase in restricted deposits of $5.7 million. The above changes were partially offset by the redemption or sale of marketable securities of $92.9 million.

Net cash used in investing activities in 2024 was $2.9 million, primarily attributable to proceeds from maturities of short-term deposits of $19.3 million, the purchase of short-term deposits of $24.6 million, the purchase of property and equipment of $2.1 million, investment in available-for sale marketable securities $61 million and other activities. The above changes were partially offset by the redemption or sale of marketable securities of $64.8 million and a decrease in restricted deposits of $0.7 million.

Financing Activities

Net cash provided by financing activities in 2025 was $11.1 million, primarily attributable to the issuance of ordinary shares of $42.3 million, partially offset by the redemption of convertible debt of $31.4 million.

There was no material net cash provided by financing activities in 2024.

For a discussion of our liquidity and capital resources for the fiscal year ended December 31, 2024, see “ITEM 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on March 27, 2025.

Material Cash Requirements

Our material cash requirements as of December 31, 2025, and any subsequent interim period, primarily include our capital expenditures, lease obligations and purchase obligations.

Our capital expenditure primarily consists of purchases of lab equipment, computers and peripheral equipment, office furniture and equipment, leasehold improvements and SECaaS equipment. Our capital expenditures were $2.5 million in 2023, $2.1 million in 2024 and $2.3 million in 2025. We will continue to make capital expenditures to meet the expected growth of our business.

Our lease obligations consist of the commitments under the lease agreements for our group facilities and motor vehicles. The group facilities are leased under several lease agreements with various expiration dates. Our leasing expenses were $3.5 million in 2023, $2.7 million in 2024 and $2 million in 2025.

As of December 31, 2025, we had fixed future minimum lease payments of $5.7 million related to offices and car leases arrangements, of which $0.8 million is due in the next twelve months, and that we cannot early terminate or where we would be required to pay a termination fee in the event of early termination.

Our purchase obligations consist primarily of commitments for our operating activities. Our operating expenses were $118 million in 2023, $70 million in 2024 and $69 million in 2025. More than 75% of the Company’s operating expenses are attributable to salary expenses. As of December 31, 2025, we had $0.3 million outstanding non-cancelable inventory purchase obligations with a remaining term of 12 months.

We intend to fund our existing and future material cash requirements with our existing cash balance. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Other than as discussed above, we did not have any significant capital and other commitments or long-term obligations as of December 31, 2025.

C. Research and Development, Patents and Licenses

 In 2023, 2024 and 2025, we received non-royalty bearing grants from the Israel Innovation Authority. However, the terms of the grants require us to comply with the IIA’s restrictions and obligations as set out below.

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

Currently, Allot does not have any open grants with IIA. There can be no assurance that Allot will receive any grants during 2026.

As of December 31, 2025, we had 28 issued U.S. patents. We expect to formalize our evaluation process for determining which inventions to protect by patents or other means. We cannot be certain that patents will be issued as a result of the patent applications we have filed.

In addition, during 2023, 2024 and 2025, we received non-royalty bearing grants from the Spain Tax Authority.

These grants from the Spain Tax Authority are subject to specific compliance requirements and reporting obligations, which we continue to monitor to ensure conformity with applicable regulations. We believe that the financial support received has contributed to advancing our research and development initiatives and strengthening our intellectual property portfolio. As we progress, we intend to leverage both domestic and international government funding opportunities to further enhance our technological capabilities and remain competitive in the global market.

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

•	Revenue recognition;

•	Inventories;

•	Impairment of goodwill and long lived assets;

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

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventory and discontinued products. Inventory net write-off expenses in 2025 and 2024 totaled $(0.3) million and $3 million, respectively.

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

The Company operates in one operating segment, and this segment comprises its only reporting unit. The Company has performed an annual impairment analysis as of December 31, 2025 and determined that the carrying value of the reporting unit was lower than the fair value of the reporting unit. Fair value is determined using market value. During the years 2025, 2024 and 2023, no impairment losses were recorded.

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

We believe that our business activity and management structure meet the criterion of being a single reporting unit for accounting purposes. We performed an annual impairment analysis as of December 31, 2025, and determined that the carrying value of the reporting unit was lower than the fair value of the reporting unit. Fair value is determined using market value. During the years ended 2024 and 2025, no impairment losses were recorded.

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

ITEM 6: Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names, ages and positions of our directors and executive officers as of March 6, 2026:

Name	Age	Position
Directors
David Reis (5)	65	Chairman of the Board
Efrat Makov (1)(2)(3)(4)(5)	58	Director
Steven D. Levy (1)(2)(4)(5)	69	Director
Nadav Zohar (2)(5)	59	Director
Cynthia L. Paul	53	Director
Raffi Kesten (1)(5)	72	Director
Executive Officers
Eyal Harari	49	Chief Executive Officer and President
Liat Nahum	46	Chief Financial Officer
Inbar Charash	48	Vice President, Legal and General Counsel
Boaz Grossmann	57	Senior Vice President, R&D
Noam Lila	49	Senior Vice President, Customer Success and Operations
Mark Shteiman	50	Chief Product Officer
Gili Groner	57	Chief Human Resources Officer
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

Cynthia L. Paul, CFA, has served as a director since December 2022. She is Chief Investment Officer and Chief Executive Officer of Lynrock Lake LP, an investment management firm she founded in 2018. Ms. Paul invests across the full capital structure of public and private companies, employing a long-term, fundamentally-driven, value-oriented investment strategy, with a focus on the technology industry. She is Chairperson of the Board of CalAmp, Inc, a privately-owned IoT company that provides telematics solutions to help customers monitor, track, and protect vital assets. She is Chairperson of the Board of Uplynk, Inc., a privately-owned cloud-based software company that provides an end-to-end video streaming platform for broadcasters, media companies, and content owners worldwide. She is a board member and member of the Strategic Committee of the Board of ON24, Inc. (NYSE: ONTF), a SaaS company providing a cloud-based sales and marketing platform for digital engagement. From 2018 until the time of its acquisition in 2021, Ms. Paul served as a board member of DSP Group, a Nasdaq-listed semiconductor company. She served as chairperson of the Nomination and Corporate Governance Committee, a member of the Audit Committee, and a member of the Compensation Committee. Ms. Paul served as Chairperson of the Board of Conexant Systems, LLC, a privately-held semiconductor company, from 2013 until its acquisition in 2017. Ms. Paul is an advisory board member and former board member of AlphaSense Inc., a privately-held SaaS company providing intelligent search to enterprise customers. From 2002 to 2017, Ms. Paul was a portfolio manager at Soros Fund Management LLC (“SFM”), where she managed a portfolio across corporate credit, convertible and equity securities. Ms. Paul joined SFM in 2000 and served on SFM’s Investment Committee. Prior to joining SFM, she worked at The Palladin Group in 1999 and at JP Morgan from 1994 to 1999, most recently as Head of Convertible Research. Ms. Paul graduated from Princeton University in 1994 with an Independent Major in Statistics and Operations Research, a Certificate from the Princeton School of Public and International Affairs, and a Certificate in Engineering Management Systems.

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

Liat Nahum has served as our Chief Financial Officer since July 2024. Prior to joining Allot, Ms. Nahum was VP Strategic Business Executive at Amdocs Ltd., a public Nasdaq listed, multinational telecommunications technology company that specializes in software and services for communications, media and financial services providers and digital enterprises, VP Finance at Taboola.com Ltd., a public Nasdaq listed, advertising technology company that provides content recommendation sponsored links to advertising partners and Director of finance at Amdocs. Ms. Nahum is a Certified Public Accountant and holds a B.A. in Finance and Accounting from the University of Haifa and an M.B.A. in Accounting and Business Management from the Ruppin Academic Center.

Mark Shteiman has served as our Chief Product Officer since November 2024. Prior to that, Mr. Shteiman served as Senior Vice President AllotSmart Business Unit since December 2021. Prior to that Mr. Shteiman served as our Vice President Product Management since October 2019. Prior to that Mr. Shteiman served as our Associate Vice President Product Management from June 2018. Prior to Allot Mr. Shteiman served as Vice President Product Management at Kaminario Ltd. a leading All-flash Software-defined storage company, redefining the future of cloud-scale datacenters, between 2012 and 2015 served as Head of Product, City business unit of AGT International Ltd., between 2011 and 2013 founded Friendize Me. a SaaS Social E-commerce company and served as its Chief Executive Officer, between 2009 and 2011 as Vice President, Products at Gigafone Ltd., between 2006 and 2008 as VP Product Management NGM at Neustar, between 2000 - 2006 he held a number of positions at Followap a leading mobile instant messaging (IM) and interoperability provider for mobile telecom operators and internet service providers, during 2000 held a position in the Israeli Defense Forces and between 1996 - 1998 served as a software developer at Aitech Defense Systems. Mr. Shteiman holds a B.Sc in Computer Science from the Technion, Israel.

Inbar Charash joined our company in November 2025 and serves as our Vice President Legal, General Counsel, and Company Secretary. Prior to joining Allot, Ms. Charash served as Corporate General Counsel and Vice President Legal Affairs at TEOCO Corporation from 2017 to 2025. She previously served as General Counsel of TEOCO Ltd. from 2010 to 2017 and as General Counsel of TTI Telecom Ltd. from 2006 to 2010. Ms. Charash is a member of the Israel Bar Association and holds an LL.M. from Bar-Ilan University and an LL.B. and B.A. in Law and Business, with honors, from Reichman University.

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

B. Compensation of Officers and Directors

The aggregate compensation paid to or accrued on behalf of our directors and executive officers as a group during 2025 consisted of approximately $3.5 million in salary, fees, bonus, commissions and directors’ fees, including amounts we expended for automobiles made available to our officers, but excluding equity based compensation, dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel. This amount includes approximately $0.4 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses.

In 2025, we paid or accrued to the chairman of the board of directors, Mr. David Reis, an annual fee of ILS 456,000 (approximately $133,794 USD). During such time, we paid our directors, Nadav Zohar and Efrat Makov ILS 154,543 (approximately $46,036 USD) and ILS 175,640 (approximately $52,527 USD), respectively, and we paid or accrued to our directors, Steven Levy, Raffi Kesten and Cynthia Paul, as permitted by the Companies Law, an annual fee of ILS 167,281 (approximately $49,786 USD), ILS 153,136 (approximately $45,395 USD), and ILS 133,915 (approximately $39,795 USD), respectively. The above fees for each of our directors (other than David Reis) have included an annual fee of currently ILS 80,000 ($21,332 USD) and a per-meeting attendance fee of currently ILS 4,687 (approximately $1,267 USD) for any meeting he or she attended in person and a fee of currently ILS 2,812 (approximately $760 USD) for any meeting he or she attended by conference call or similar means.

In addition to cash compensation, our directors currently receive equity compensation. A director who is elected or reelected at an annual meeting of shareholders, or a director who is not nominated for reelection at an annual meeting of shareholders but continues to serve by virtue of having been elected or appointed to a term that extends beyond such annual meeting, shall be entitled to a number of equity based awards valued at $50,000 less the value of any unvested RSUs held by the director as of the date of such annual meeting (with the value of such unvested RSUs being calculated for such purpose based on the average closing price of an ordinary share over the 30-trading day period ending on the last trading day prior to the annual meeting of shareholders at which such unvested RSUs were granted). The number of RSUs will be determined based on a price per share that is the higher of (i) $3.00 and (ii) the average closing price of an ordinary share over the 30-trading day period ending on the last trading day prior to the annual meeting of shareholders at which such RSUs are granted.

During 2025, our executive officers and directors received, in the aggregate, 1,071,987 RSUs under our equity incentive plans.

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

The table and summary below outline the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2025. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, equity-based compensation accrued or paid, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car, phone and social benefits paid to or earned by each Covered Executive during the year ended December 31, 2025.

Name and Principal Position(1)	Salary ($)	Bonus and Commission ($)(2)	Equity-Based Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Eyal Harari, Chief Executive Officer and President	400,000	375,000	646,570	100,861	1,522,439
Liat Nahum, Chief Financial Officer	244,020	113,540	217,647	66,041	641,248
Mark Shteiman, Chief Product Officer	244,020	66,406	227,375	66,223	604,024
Noam Lila, Senior Vice President, Customer Success and Operations	223,104	60,714	209,416	61,709	554,943
Boaz Grossmann, Senior Vice President R&D	223,104	60,714	207,621	61,709	553,148

(1)	Unless otherwise indicated herein, all Covered Executives are full-time employees of Allot.
(2)
Amounts reported in this column represent annual incentive bonuses and commissions granted to the Covered Executives based on performance-metric based formulas set forth in their respective employment agreements.

(3)
Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for share-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 13 to our consolidated financial statements for the year ended December 31, 2025, included herein.

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

Our current compensation policy was approved by our compensation and nominating committee and by our Board of Directors, and subsequently approved by our shareholders in December 2025.  The compensation policy, as amended, allows the grant of equity awards to non-executive directors with a vesting period of not less than one year; equity awards may also be granted with immediate vesting, but in such event the awards would be treated as cash awards rather than equity awards for purposes of the limitations imposed by the compensation policy. Such grants will not exceed in value (based on accepted valuation methods), on the date of grant, $200,000, per vesting annum.

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

Our Class I directors, Nadav Zohar and Cynthia Paul, will hold office until the 2028 Annual General Meeting of Shareholders. Our Class II directors, David Reis (who also serves as our chairman of the board of directors) and Raffi Kesten, will hold office until our annual meeting of shareholders to be held in 2026. We currently have no Class III directors on our board. The directors (other than the outside directors) are elected by a vote of the holders of a majority of the voting power present and voting at the meeting. Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor is duly elected and qualified, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she resigns or is removed from office.

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

The initial term of an outside director is three years, and he or she may be reelected to up to two additional terms of three years each at a shareholders’ meeting, subject to the voting threshold set forth above. Thereafter, an outside director may be reelected for additional periods of up to three years each, only if the company’s audit committee and board of directors confirm that, in light of the outside director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company. The terms of our outside directors, Efrat Makov and Steven Levy, will continue until December 11, 2027 and December 15, 2028, respectively, unless such office is vacated in accordance with our Articles of Association or the Israel Companies Law. Outside directors may be removed by the same voting threshold as is required for their election, or by a court, and only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. The tenure of outside directors, like all directors, may also be terminated by a court under limited circumstances. If the vacancy of an outside director position causes the company to have fewer than two outside directors, a company’s board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint a new outside director. Each committee of a company’s board of directors which is authorized to exercise the board of directors’ authorities is required to include at least one outside director, except for the audit committee and the compensation committee, which are required to include all outside directors.

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

As of the date of this annual report, there are no claims for directors’ and officers’ liability insurance which have been filed in 2025 under our policies and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

We have entered into agreements with each of our directors and with certain of our office holders exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and the insurance is subject to our discretion depending on its availability, effectiveness and cost. The current maximum amount set forth in such agreements is the greater of (1) 25% of our total shareholders’ equity (as reported in our last published consolidated financial statements prior to the event giving rise to the indemnification), (ii) US$ 200.0 million, (iii) 10% of our total market capitalization of Allot (calculated as (x) the average closing price on the Nasdaq Stock Exchange of our ordinary shares over the 30 trading days prior to the date of the event giving rise to the indemnification, multiplied by (y) the total number of our issued and outstanding shares as of the date of each payment), and (iv) in connection with or arising out of a public offering of our securities, the aggregate gross amount of proceeds from the sale of, or value exchanged in relation to, such securities by us and, if applicable, any selling shareholder in such offering.

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

D. Employees*

 As of December 31, 2025, we had 491 Employees of whom 171 were based in Israel, 165 in Europe, 25 in North America, 16 in Latin America and 113 in Asia, Africa and Oceania. We have never experienced a work stoppage or a strike. The breakdown of our employees by department is as follows:

	December 31,
Department	2023	2024	2025
Manufacturing and operations	12	12	12
Research and development	220	186	183
Sales, marketing, service and support	263	241	240
Management and administration	64	57	56
Total	559	495	491

The table below provides a breakdown of employees, permanent contractors and subcontractors employed or engaged by the Company (herein: “Personnel Employed”):

	December 31,
	2023	2024	2025
Full time Employee	401	351	348
Part time Employee	33	31	27
Permanent Contractor	32	30	27
Subcontractor	93	83	89
Total	559	495	491

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

E. Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 6, 2026 by (i) each of our directors, (ii) each of our executive officers and (iii) all of our executive officers and directors serving as of March 6, 2026, as a group. Unless otherwise stated, the address of each named executive officer and director is c/o Allot Ltd, 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 4501317, Israel.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class
Directors
David Reis	*	*
Efrat Makov	*	*
Nadav Zohar	*	*
Steven D. Levy	*	*
Raffi Kesten	*	*
Cynthia Paul	10,044,638	20.5%
Executive Officers
Eyal Harari	463,217	1%
Liat Nahum	*	*
Inbar Charash	*	*
Mark Shteiman	*	*
Noam Lila	*	*
Gili Groner	-	-
Boaz Grossman	*	*
All directors and executive officers as a group	11,287,827	23.07%
____________
* Less than one percent of the outstanding ordinary shares.

(1) As used in this table, “beneficial ownership” is determined in accordance with the rules of the SEC and consists of either or both voting or investment power with respect to securities. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 6, 2026, pursuant to vesting of RSUs. RSUs vesting within 60 days of March 6, 2026 are deemed outstanding for computing the ownership percentage of the person holding such options or RSUs, but are not deemed outstanding for the purpose of computing the ownership percentage of any other person. Except as otherwise indicated, the persons named in the table have reported that they have sole voting and sole investment power with respect to all ordinary shares shown as beneficially owned by them. The amounts and percentages are based upon 48,923,099 ordinary shares outstanding as of March 6, 2026, pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act.

Our directors and executive officers hold, in the aggregate, 1,298,649 outstanding RSUs.

Share Option Plans

The following table summarizes our equity incentive plans, which have outstanding awards as of March 6, 2026:

Plan	Shares reserved	Option and RSU grants, net (*)	Outstanding RSUs
2016 Incentive Compensation Plan	35,103	9,616,293	2,059,069
____________
(*) “Option and RSU grants, net” is calculated by subtracting options and RSUs expired or forfeited.

As of March 6, 2026, we had 48,923,099 ordinary shares outstanding. We have adopted four share option plans. Under our share option plans, as of March 6, 2026, there were 2,059,069 outstanding RSUs. As of March 6, 2026, 35,103 shares remained available for future grants under the 2016 Plan (as described below). Upon issuance, such ordinary shares may be freely sold in the public market, except for shares held by affiliates who have certain restrictions on their ability to sell.

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

The number of ordinary shares that we may issue under the 2016 Plan will increase on the first day of each fiscal year, in each case in an amount determined by our board of directors with respect to such fiscal year. The number of shares subject to the 2016 Plan is also subject to adjustment if particular capital changes affect our share capital. Ordinary shares subject to outstanding awards under the 2006 Plan or our 2003 plan or 1997 plans that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2016 Plan. As of March 6, 2026, there were 2,059,069 outstanding RSUs under the 2016 Plan and 35,103 ordinary shares remained reserved for future grants under the 2016 Plan. Israeli participants in the 2016 Plan may be granted options and/or restricted share units subject to Section 102 of the Ordinance. Section 102 of the Ordinance, allows employees, directors and officers, who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employees service providers and controlling shareholders may only be granted options under another section of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. The most favorable tax treatment for the grantees is under Section 102(b)(2) of the Ordinance, the issuance to a trustee under the “capital gain track.” However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or shares. Any share options granted under the 2016 Plan to participants in the United States will be either “incentive share options,” which may be eligible for special tax treatment under the U.S. Internal Revenue Code of 1986, or options other than incentive share options (referred to as “nonqualified share options”), as determined by our compensation and nominating committee and stated in the option agreement.

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

E. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

We were not required to prepare an accounting restatement during or after the last completed fiscal year.

ITEM 7: Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 6, 2026, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Lynrock Lake Master Fund LP (2)	10,011,295	20.5%
QVT Family Office Fund LP (3)	5,062,523	10.3%
David Kanen (4)	4,163,573	8.5%
_________________
(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 6, 2026 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 48,923,099 ordinary shares outstanding as of March 6, 2026.

(2)
Based on a Schedule 13D/A filed on November 14, 2025, Lynrock Lake Master Fund LP directly holds 10,011,295 of our ordinary shares. Cynthia Paul, the Chief Investment Officer of Lynrock Lake LP (“Lynrock Lake”) and sole member of Lynrock Lake Partners LLC, the general partner of Lynrock Lake, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Lake Master Fund LP. The principal executive offices for Lynrock Lake Master Fund LP is 2 International Drive, Suite 130, Rye Brook, NY, 10573.

(3)
Based on a Schedule 13D/A filed on November 20, 2025, QVT Family Office Fund LP (“QVT Fund”) had shared voting and dispositive power over 5,062,523 of our ordinary shares.  QVT Financial LP (“QVT Financial”), as the investment manager for QVT Fund, and QVT Associates GP LLC (“QVT Fund GP”), was the general partner of the QVT Fund, has voting and dispositive power over these shares. The principal executive offices of QVT Fund, QVT Financial and QVT Fund GP is 888 Seventh Avenue, 43rd Floor, New York, New York 10106.

(4)
Based on a Schedule 13G/A filed on June 12, 2025 by Philotimo Fund, LP, a Delaware limited partnership (“Philotimo”), Philotimo Focused Growth & Income Fund, a series of World Funds Trust and a Delaware statutory trust (“PHLOX”), Kanen Wealth Management LLC, a Florida limited liability company (“KWM”) and David L. Kanen, Philotomo beneficially owned 2,325,000 of our ordinary shares, PHLOX beneficially owned 1,200,000 of our ordinary shares, KWM and David L. Kanen had each shared voting and dispositive power over 4,103,882of our ordinary shares, and David L. Kanen had sole voting and dispositive power over 59,691 of our ordinary shares. David L. Kanen is the managing member of KWM and has voting and dispositive power over these shares. The business address of such holders is 6810 Lyons Technology Circle, Suite 160, Coconut Creek, Florida 33073.

Significant Changes in the Ownership of Major Shareholders

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this annual report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2023.

Record Holders

As of March 6, 2026, there were 15 record holders of ordinary shares, of which seven consisted of U.S. record holders holding approximately 99.99% of our outstanding ordinary shares. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. The U.S. record holders included Cede & Co., the nominee of the Depositary Trust Company.

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

Repayment of Lynrock Note

In June 2025, pursuant to an agreement reached with Lynrock Lake Master Fund LP (“Lynrock”), $31.41 million of the outstanding principal amount under the senior unsecured convertible promissory note with a face value of $40.0 million issued by us to Lynrock on February 18, 2022 (the “Lynrock Note”) was repaid and cancelled in exchange for $31.41 million in cash and the remaining $8.59 million principal amount outstanding under the Lynrock Note was converted into 1,249,995 ordinary shares, representing a conversion rate per $1,000 principal amount equal to 145.5175 shares representing $1,164.14 divided by the $8.00 public offering price in our June 2025 public offering. As a result, the Company recognized a loss from extinguishment in the amount of $1,410.

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

ITEM 8: Financial Information

A. Consolidated Financial Statements and Other Financial Information.

Consolidated Financial Statements

For our audited consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, please see pages F-1 to F-43 of this report.

Export Sales

See “ITEM 4: Operating and Financial Review and Prospects” under the caption “Customers” for certain details of export sales for the last three fiscal years.

Legal Proceedings

We may, from time to time in the future be involved in legal proceedings in the ordinary course of business. Such matters are generally subject to many uncertainties and outcomes are not predictable with assurance. We accrue for contingencies when the loss is probable and it can reasonably estimate the amount of any such loss. Except as set forth in Note 12 to our consolidated financial statements for the fiscal year ended December 31, 2025 included elsewhere in this report, we are currently not a party to any material legal or administrative proceedings for which an appropriate accrual has not been made, and is not aware of any pending or threatened material legal or administrative proceedings against us.

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

As of March 6, 2026, the last reported sale price of our ordinary shares on Nasdaq was $6.8 per share and on the TASE was 21.3 ILS per share.

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

Ordinary Shares

Our authorized share capital consists of 200,000,000 ordinary shares, par value ILS 0.10 per share. As of March 6, 2026, we had 48,923,099 ordinary shares outstanding. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

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

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Equiniti Trust Company, LLC. Its address is 48 Wall Street, 23rd Floor, New York, New York 10043, and its telephone number is (800) 937-5449.

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

As of December 31, 2025, the Company has not yet realized the benefits under the “Approved Enterprise” program. We believe that we met the aforementioned conditions.

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

As of December 31, 2025, we did not generate exempt income under the provisions of the Investments Law.

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

A dividend distributed from income which is attributed to a Preferred Enterprise will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation -0%, (ii) Israeli resident individual - 20% in 2014 and onwards (iii) non-Israeli resident - subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate, 20% in 2014 and onwards, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

The provisions of the 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. Under the transition provisions of the new legislation, a company may decide to irrevocably implement the 2011 Amendment while waiving benefits provided under the Investments Law prior to the 2011 Amendment; or to remain subject to the Investments Law prior to the 2011 Amendment. We have examined the possible effect, if any, of these provisions of the 2011 Amendment on our financial statements and have decided, not to opt to apply the new benefits under the 2011 Amendment.

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

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, the Israel Tax Authority may require shareholders who are not liable for Israeli capital gains tax on such a sale to sign a declaration on a form specified by the Israel Tax Authority, provide documents (including, for example, a certificate of residency) or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli residents. In the absence of such declarations or exemptions, the Israel Tax Authority may require the purchaser of the shares to withhold tax at source.

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

Taxation of Dividends paid to Holders of Shares

Individual Israeli residents and non-Israeli residents (whether individual or corporations) are generally subject to Israeli income tax on the receipt of dividends, that may be paid on our ordinary shares other than bonus shares, or stock dividends, at the rate of 25%, or 30% for a shareholder that is considered a “material shareholder” at any time during the 12-month period preceding such distribution. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a material shareholder or not). However, under the Investments Law, dividends generated by an Approved Enterprise, Benefited Enterprise, Preferred Enterprise or Technological Preferred Enterprise may be taxed at a different rate as discussed above. Dividend distributions to Israeli resident corporations are generally not subject to a withholding tax.

However, with respect to non-Israeli resident, a reduced tax rate may be available under an applicable tax treaty.  Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares that is a Treaty U.S. Resident is 25%. However, if the income out of which the dividend is paid is not generated by an Approved Enterprise, Benefited Enterprise, Preferred Enterprise or Technological Preferred Enterprise, and not more than 25% of our gross income consists of interest or dividends (and certain other conditions are met), dividends paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year are generally taxed at a rate of 12.5%. If the aforementioned conditions are met and the income out of which the dividend is paid is generated by an Approved Enterprise, Benefited Enterprise, Preferred Enterprise or Technological Preferred Enterprise, then the tax rate will be 15%. Application to the Israel Tax Authority for this reduced tax rate requires appropriate documentation presented to, and specific instruction received from, the Israel Tax Authority. If the dividend is partly attributable to income derived from an Approved Enterprise, Benefited Enterprise, Preferred Enterprise or Technological Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

Surtax

Subject to the provisions of any applicable tax treaty, individuals who are subject to tax in Israel (whether or not any such individual is an Israeli resident) are also subject to a surtax at the rate of 3% on annual income (including, but not limited to, dividends, interest and capital gains) exceeding NIS 721,560 for 2026, which amount is linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027). In addition, effective as of January 1, 2025, an additional 2% surtax will be imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), provided that the individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560. This additional surtax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

If you are a U.S. Holder, dividends paid to you with respect to your ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends at a rate not exceeding the rate provided in the U.S.-Israel Tax Treaty (if applicable) may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied when you do not satisfy certain minimum holding period requirements. In addition, for periods in which we are a “United Stated-owned foreign corporation,” a portion of dividends paid by us may be treated as U.S. source solely for purposes of the foreign tax credit. We would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our shares is owned, directly, indirectly or by attribution, by United States persons. Furthermore, Treasury Regulations that apply to taxable years beginning on or after December 28, 2021 may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit unless the taxes are creditable under the U.S.-Israel Tax Treaty and the holder is eligible for benefits under the U.S.-Israel Tax Treaty and elects its application. However, certain notices from the IRS indicates that the U.S. Department of the Treasury and the IRS are considering proposing amendments to such Treasury Regulations and allows, subject to certain conditions, taxpayers to defer the application of many aspects of such Treasury Regulations for taxable years beginning on or after December 28, 2021 and ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules relating to the determination of the foreign tax credit are complex, and you should consult your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

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

PFIC status is an annual determination that is based on tests which are factual in nature and our status in future years will depend on our income, assets and activities in each of those years. Therefore, there can be no assurance that we will not be considered a PFIC for any taxable year. As a public company, the market capitalization method was employed to value our assets for PFIC purposes. In previous years, we obtained an independent valuation of our company which employed an approach other than the market capitalization approach. For the 2025 tax year, based on the analysis of our U.S. tax advisor, the market capitalization method was determined to be appropriate for determining our PFIC status. On that basis, we believe that we were not a PFIC for the 2025 tax year. However, there can be no certainty that the IRS will not challenge such a position and determine that based on the IRS’s interpretation of the asset test, we were a PFIC for the 2025 tax year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2026 taxable year (or future taxable years) until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets, market capitalization and activities in each of those years. Because the market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a PFIC, we cannot assure you that we will not be considered a PFIC for any taxable year. If we were a PFIC, and you are a U.S. Holder, you generally would be subject to ordinary income tax rates, imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “-Distributions”) with respect to any gain from the sale, exchange or other disposition of, and certain distributions with respect to, your ordinary shares. A U.S. Holder should consult his, her or its own tax advisor with respect to the potential application of the PFIC rules in his, her or its particular circumstances.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also furnish to the SEC reports on Form 6-K containing quarterly unaudited financial information.

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the ILS. In 2025, we derived a substantial part of our revenues in U.S. dollars and also a substantial portion in Euros and other currencies. Although a substantial part of our expenses were denominated in U.S. dollars, a significant portion of our expenses were denominated in ILS and to a lesser extent in Euros and other currencies. Our ILS-denominated expenses consist principally of salaries and related personnel expenses. We monitor foreign currency exposure and, from time to time, may use various instruments to preserve the value of sales transactions and commitments; however, this cannot assure our protection against risks of currency fluctuations. Any strengthening or weakening in the value of the ILS against the U.S. dollar is being partially mitigated using hedging transactions and therefore, though we cannot provide any assurance that such transaction will fully mitigate the effect on our net income, it is not likely that such effect will be material in the upcoming year.

In the event of a 10% hypothetical strengthening or weakening in the value of the Euro against the U.S. dollar, we may be able to mitigate the effect of such currency exchange fluctuation by adapting our pricing. However, in the event that market conditions will limit our ability to adjust our pricing, we might not be able to fully mitigate the adverse effect of such currency fluctuation. We estimate that in such event, the impact on our net income in 2025 did not exceed $2 million. For more information regarding foreign currency related risks, see “ITEM 3: Key Information-Risk Factors-Our international operations expose us to the risk of fluctuations in currency exchange rates.”

We use currency derivatives contracts primarily to hedge payments in ILS, EUR, AUD and CAD against USD. These transactions constitute a future cash flow hedge. As of December 31, 2025, we had outstanding derivatives contracts in the amount of $16.2 million, net. These transactions were for a period of up to twelve months. As of December 31, 2025, the fair value of the above-mentioned foreign currency derivative contracts was $2.6 million.

ITEM 12: Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

A. Material Modifications to the Rights of Security Holders

None.

B. Use of Proceeds

Not applicable.

ITEM 15: Controls and Procedures

(a) Disclosure Controls and Procedures. As of the end of the period covered by this report, our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025. Based upon, and as of the date of, such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2025, our disclosures controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025.

In making this assessment, our management used the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2025 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Independent Public Accounting Firm. Our independent auditors, Kost Forer Gabbay & Kasierer, A Member of EY Global, have audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, have issued an unqualified audit report on the effectiveness of our internal control over financial reporting as of December 31, 2025. The report is included in pages F-[2] and F-[3] of this annual report on Form 20-F and is incorporated herein by reference.

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

ITEM 16B: Code of Ethics

We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller and persons performing similar functions. This code has been posted on our website, www.allot.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. Waivers of our code of ethics may only be granted by the board of directors. Under Item 16B of Form 20-F, if a waiver or amendment of the code of ethics applies to the persons specified in Item 16B(a) of the Form 20-F and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Form 6-K. We granted no waivers under our code of ethics in 2025.

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Auditors

The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm.

	Year ended December, 31,
	2024	2025
	($ in thousands)
Audit Fees(1)	$480	$677
Audit-Related Fees(2)	$7	$-
Tax Fees(3)	$49	$41
Other	$-	$13
Total	$536	$731
_________________
(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit for 2024 and 2025, certain procedures regarding our quarterly financial results submitted on Form 6-K, fees for preparation and issuance of comfort letters in connection with our equity offering and consultation concerning financial accounting and reporting standards.

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

ITEM 16E: Purchase of Equity Securities by the Company and Affiliated Purchasers

In August 2015, the Board of Directors approved a program for the Company to repurchase up to $15 million of its outstanding ordinary shares, which program was thereafter approved by the Israeli court, pursuant to Israeli law on November 26, 2015. Share purchases will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with all applicable securities laws and regulations. The repurchase program does not require Allot to acquire a specific number of shares, and may be suspended from time to time or discontinued. The court approvals previously granted have expired on May 26, 2016. During 2023, 2024 and 2025, we did not repurchase any outstanding ordinary shares under this program.

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

PART III

ITEM 17: Financial Statements

Not applicable.

ITEM 18: Financial Statements

See Financial Statements included at the end of this report.

ITEM 19: Exhibits

Number	Description
1.1	Articles of Association of the Registrant (2)
1.2	Certificate of Name Change (7)
1.3	Memorandum of Association of the Registrant (8)
2.1	Specimen share certificate (1)
2.2	Description of Registrant’s Securities
4.1
Non-Stabilized Lease Agreement, dated February 13, 2006 (as amended from time to time), by and among, Aderet Hod Hasharon Ltd., Miritz, Inc., Leah and Israel Ruben Assets Ltd., Tamar and Moshe Cohen Assets Ltd., Drish Assets Ltd., S. L. A. A. Assets and Consulting Ltd., Iris Katz Ltd., Y. A. Groder Investments Ltd., Ginotel Hod Hasharon 2000 Ltd. and Allot Ltd (3)

4.2	2016 Incentive Compensation Plan, as amended
4.3	Israeli Subplan (Appendix A) of the 2016 Incentive Compensation Plan, as amended and restated (5)
4.4	US Subplan (Appendix B) of the 2016 Incentive Compensation Plan, as amended and restated (6)
4.6	Compensation Policy for Executive Officers and Directors (4)
4.7	Securities Purchase Agreement, dated February 14, 2022, between the Registrant and Lynrock Lake Master Fund LP (9)
4.8	Convertible Promissory Note, dated February 17, 2022 between the Registrant and Lynrock Lake Master Fund LP (11)
4.9	Amendment to Convertible Promissory Note, dated June 24, 2025 (14)
4.10	Registration Rights Agreement, dated February 17, 2022 between the Registrant and Lynrock Lake Master Fund LP (12)
4.11	Cooperation Agreement, dated May 11, 2022, between the Registrant and Outerbridge Special Opportunities Fund II, LP (10)
8.1	List of Subsidiaries of the Registrant
11.1	Insider Trading Policy of Allot Ltd.
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certifications)
13.1	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certifications), furnished herewith
15.1	Consent of Kost Forer Gabbay & Kasierer
97.1	Policy for the Recovery of Erroneously Awarded Compensation (13)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Label Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
___________________
(1)	Previously filed with the SEC on October 31, 2006 pursuant to a registration statement on Form F-1 (File No. 333-138313) and incorporated by reference herein.
(2)	Previously included in Exhibit 99.3 to the report of foreign private issuer on Form 6-K furnished to the SEC on November 1, 2018 and incorporated by reference herein.
(3)	Previously filed with the SEC on October 31, 2006 as Exhibit 10.9 to the report of pursuant to a registration statement on Form F-1 (File No. 333-138313) and incorporated by reference herein.
(4)
Previously included as Exhibit A-1 to the proxy statement included in Exhibit 99.1 to the report of foreign private issuer on Form 6-K furnished to the SEC on November 17, 2022 and incorporated by reference herein.

(5)	Previously filed with the SEC on March 23, 2017 as Exhibit 4.3 to the annual report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(6)	Previously filed with the SEC on March 23, 2017 as Exhibit 4.4 to the annual report on Form 20-F for the year ended December 31, 2016 and incorporated by reference herein.
(7)	Previously included in Exhibit 99.1 to the report of foreign private issuer on Form 6-K furnished to the SEC on November 1, 2018 and incorporated by reference herein.
(8)	Previously included in Exhibit 99.2 to the report of foreign private issuer on Form 6-K furnished to the SEC on November 1, 2018 and incorporated by reference herein.
(9)	Previously included in Exhibit 4.1 to the report of foreign private issuer on Form 6-K furnished to the SEC on February 15, 2022 and incorporated by reference herein.
(10)	Previously included in Exhibit 4.1 to the report of foreign private issuer on Form 6-K furnished to the SEC on May 12, 2022 and incorporated by reference herein.
(11)	Previously filed with the SEC on April 10, 2024 as Exhibit 4.8 to the annual report on Form 20-F for the year ended December 31, 2023 and incorporated by reference herein.
(12)	Previously filed with the SEC on April 10, 2024 as Exhibit 4.9 to the annual report on Form 20-F for the year ended December 31, 2023 and incorporated by reference herein.
(13)	Previously filed with the SEC on April 10, 2024 as Exhibit 97.1 to the annual report on Form 20-F for the year ended December 31, 2024 and incorporated by reference herein.
(14)	Previously included in Exhibit 10.1 to the report of foreign private issuer on Form 6-K furnished to the SEC on June 26, 2025 and incorporated by reference herein.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Ltd

By: /s/ Eyal Harari
Eyal Harari
Chief Executive Officer

Dated:  March 26, 2026

ALLOT LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

U.S. DOLLARS IN THOUSANDS

ALLOT LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

U.S. DOLLARS IN THOUSANDS

- - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menahem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ALLOT LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Allot Ltd. (the Company) as of  December 31, 2025 and 2024, the related consolidated comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 26, 2026 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

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

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the determination of the stand-alone selling prices.

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

Finally, we assessed the appropriateness of the related disclosures in the consolidated financial statements.

We have served as the Company’s auditor since 2006.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 26, 2026	A Member of EY Global

Kost Forer Gabbay & Kasierer 144 Menahem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of ALLOT LTD.

Opinion on Internal Control Over Financial Reporting

We have audited Allot Ltd. internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Allot Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 25, 2026, expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

Tel-Aviv, Israel
March 26, 2026

ALLOT LTD.
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2025	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$17,107	$16,142
Restricted deposits	3,573	904
Short-term bank deposits	15,100	15,250
Available-for-sale marketable securities	48,663	26,470
Trade receivables, net (net of allowance for credit losses of $ 9,611 and $ 25,306 on December 31, 2025 and 2024, respectively)	17,451	16,482
Other receivables and prepaid expenses	9,906	6,317
Inventories	13,180	8,611

Total current assets	124,980	90,176

NON-CURRENT ASSETS:
Severance pay fund	295	464
Restricted deposit	3,327	279
Operating lease right-of-use assets	5,518	6,741
Other assets	732	2,151
Property and equipment, net	6,014	7,692
Intangible assets, net	-	305
Goodwill	31,833	31,833

Total non-current assets	47,719	49,465

Total assets	$172,699	$139,641

The accompanying notes are an integral part of the consolidated financial statements.
F - 5

ALLOT LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2025	2024
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$938	$946
Employees and payroll accruals	9,254	8,208
Deferred revenues	24,700	17,054
Short-term operating lease liabilities	348	562
Other payables and accrued expenses	11,919	9,200

Total current liabilities	47,159	35,970

LONG-TERM LIABILITIES:
Deferred revenues	5,912	7,136
Long-term operating lease liabilities	5,392	5,807
Accrued severance pay	886	946
Convertible debt	-	39,973

Total long-term liabilities	12,190	53,862

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.1 par value - Authorized: 200,000,000 shares at December 31, 2025 and 2024; Issued: 49,461,282 and 40,346,993 shares at December 31, 2025 and 2024, respectively; Outstanding: 48,645,282 and 39,530,993 shares at December 31, 2025 and 2024, respectively	1,281	1,012
Additional paid-in capital	375,430	318,138
Treasury share at cost - 816,000 shares at December 31, 2025 and 2024.	(3,998)	(3,998)
Accumulated other comprehensive income	2,632	357
Accumulated deficit	(261,995)	(265,700)

Total shareholders' equity	113,350	49,809

Total liabilities and shareholders' equity	$172,699	$139,641

The accompanying notes are an integral part of the consolidated financial statements.
F - 6

ALLOT LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2025	2024	2023
Revenues:
Products	$31,012	$30,068	$37,599
Services	70,981	62,127	55,551
Total revenues	101,993	92,195	93,150

Cost of revenues:
Products	12,814	10,708	16,693
Services	16,627	17,797	23,771
Total cost of revenues	29,441	28,505	40,464

Gross profit	72,552	63,690	52,686

Operating expenses:
Research and development (net of grant participations of $ 1,401, $ 1,595 and $ 3,129 for the years ended December 31, 2025, 2024 and 2023, respectively)	24,496	26,112	39,115
Sales and marketing	30,819	30,908	43,850
General and administrative	13,633	12,684	34,656

Total operating expenses	68,948	69,704	117,621

Operating income (loss)	3,604	(6,014)	(64,935)
Loss from extinguishment	(1,410)	-	-
Other income	100	-	-
Financial income, net	2,644	1,910	3,215

Income (loss) before income tax expense	4,938	(4,104)	(61,720)
Income tax expense	1,233	1,765	1,084

Net income (loss)	$3,705	$(5,869)	$(62,804)

Basic net income (loss) per share	$0.08	$(0.15)	$(1.66)

Diluted net income (loss) per share	$0.08	$(0.15)	$(1.66)

Weighted average number of shares used in computations basic net income (loss)	44,070,008	38,928,475	37,911,214

Weighted average number of shares used in computations diluted net income (loss)	46,184,989	38,928,475	37,911,214

Unrealized gain on available-for-sale marketable securities	18	14	41
Unrealized gain (loss) on foreign currency cash flow hedges transactions	4,444	20	(960)
Net amount reclassified to earnings from hedging transactions	(2,187)	(160)	2,656
Total comprehensive income (loss)	$5,980	$(5,995)	$(61,067)

The accompanying notes are an integral part of the consolidated financial statements.
F - 7

ALLOT LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in capital	Treasury share	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity
	Outstanding shares	Amount

Balance as of January 1, 2023	37,370,043	954	303,298	(3,998)	(1,254)	(197,027)	101,973

Exercise of share options and restricted share units	1,006,896	27	(27)	-	-	-	-
Share-based compensation	-	-	8,857	-	-	-	8,857
Other comprehensive loss	-	-	-	-	1,737	-	1,737
Net loss	-	-	-	-	-	(62,804)	(62,804)

Balance as of December 31, 2023	38,376,939	981	312,128	(3,998)	483	(259,831)	49,763

Exercise of share options and restricted share units	1,154,054	31	(30)	-	-	-	1
Share-based compensation	-	-	6,040	-	-	-	6,040
Other comprehensive loss	-	-	-	-	(126)	-	(126)
Net loss	-	-	-	-	-	(5,869)	(5,869)

Balance as of December 31, 2024	39,530,993	1,012	318,138	(3,998)	357	(265,700)	49,809

Issuance of share capital	5,750,000	206	52,099				52,305
Exercise of share options and restricted share units	3,364,289	63	175	-	-	-	238
Share-based compensation	-	-	5,018	-	-	-	5,018
Other comprehensive income	-	-	-	-	2,275	-	2,275
Net income	-	-	-	-	-	3,705	3,705

Balance as of December 31, 2025	48,645,282	1,281	375,430	(3,998)	2,632	(261,995)	113,350

The accompanying notes are an integral part of the consolidated financial statements.
F - 8

ALLOT LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Year ended December 31,
	2025	2024	2023
Cash flows from operating activities:

Net income (loss)	$3,705	$(5,869)	$(62,804)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, amortization and impairment	4,048	6,424	8,330
Share-based compensation	5,018	6,040	8,845
Capital loss	255	-	-
Loss from extinguishment	1,410	-	-
Other income	(100)	-	-
Changes in operating assets and liabilities:
Decrease (Increase) in accrued severance pay, net	109	(203)	116
Decrease (Increase) in other assets, other receivables and prepaid expenses	(135)	702	621
Decrease in accrued interest and amortization of premium on available-for sale marketable securities	(1,408)	(1,392)	(712)
Decrease in operating lease right-of-use asset	1,140	2,174	2,686
Decrease in operating leases liability	(546)	(1,644)	(3,322)
Decrease (Increase) in trade receivables	(969)	(1,654)	34,273
Decrease (Increase) in inventories	(4,569)	3,263	1,388
Decrease in trade payables	(8)	(24)	(10,692)
Increase (Decrease) in employees and payroll accruals	1,046	(4,358)	(1,571)
Increase (Decrease) in deferred revenues	6,422	1,861	(5,781)
Increase (Decrease) in other payables and accrued expenses	2,938	(494)	(1,113)
Gain of foreign exchange on cash and cash equivalents	(565)	-	-

Net cash provided by (used in) operating activities	17,791	4,826	(29,736)

Cash flows from investing activities:

Decrease (Increase) in restricted deposit	(5,717)	703	(836)
Investment in short-term bank deposits	(45,350)	(24,550)	(15,900)
Withdrawal in short-term bank deposits	45,500	19,300	74,665
Purchase of property and equipment	(2,293)	(2,117)	(2,489)
Investment in available-for sale marketable securities	(113,669)	(61,003)	(46,742)
Proceeds from redemption of marketable securities	60,575	64,790	22,935
Proceeds from sale of marketable securities	32,327	-	-
Proceeds from sale of patent	100	-	-

Net cash provided by (used in) investing activities	(28,527)	(2,877)	31,633
F - 9

ALLOT LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
Cash flows from financing activities:

Issuance of share capital	42,308	-	-
Proceeds from exercise of stock options	238	1	-
Redemption of convertible debt	(31,410)	-	-

Net cash provided by financing activities	11,136	1	-

Effect of exchange rate changes on cash and cash equivalents	565	-	-

Increase in cash and cash equivalents	965	1,950	1,897
Cash and cash equivalents at the beginning of the year	16,142	14,192	12,295

Cash and cash equivalents at the end of the year	$17,107	$16,142	$14,192

Supplementary cash flow information:

Cash paid/received during the year for:

Taxes paid, net	$593	$601	$385

Interest received	$2,489	$2,938	$3,287

Non-cash activity:
ROU asset and lease liability decrease, due to lease termination	$(83)	$-	$-
Redemption of convertible debt	$(10,000)	$-	$-
Right-of-use assets obtained in the exchange for operating lease liabilities	$-	$5,858	$356

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

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Accounting Standards Codification No. 830, "Foreign Currency Matters" ("ASC No. 830"). All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate. Financial gains and (losses) related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies for the years ended December 31, 2025, 2024, and 2023 amounted to $ (119), $ (502) and $ 378, respectively.

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

Restricted deposits consist of deposits used as security for the company’s transactions with customers, hedging transactions and lease agreements. As of December 31, 2025 and 2024, restricted deposits were mainly denominated in U.S. dollars, amounted to $ 6,900 and $1,183, respectively, and bore a weighted average interest rate of 4.40% and 4.54%, respectively.

f.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year at the balance sheet date. The deposits are in dollars and bear interest at an annual weighted average rate of 4.51% and 5.23% on December 31, 2025 and 2024, respectively.

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

The following table displays a rollforward of the total allowance for credit losses for the years ended December 31, 2025, 2024, and 2023.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	2025	2024	2023

Total allowance for credit losses – January 1	25,306	25,253	2,908
Current-period provision for expected credit losses	67	190	22,563
Write-offs	(15,471)	0	(145)
Recoveries collected	(291)	(137)	(73)

Total allowance for credit losses – December 31	9,611	25,306	25,253

During 2023, the Company recognized a $ 22,563 increase in the credit losses provision. This increase was primarily due to management’s estimation regarding the deterioration in the economic conditions of four customers, mainly in Africa, during 2023 and their ability to repay their outstanding debt.

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

Available-for-sale debt securities with an amortized cost basis in excess of estimated fair value are assessed to determine what amount of that difference, if any, is caused by expected credit losses in accordance with ASC 326, Financial Instrument-Credit Losses..

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

Expected credit losses on available-for-sale debt securities are recognized in interest and other income (expense), net, on the Company’s consolidated statements of income (loss), and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in Shareholder's equity. As of  December 31, 2025, 2024 and 2023, no credit loss impairment was recorded regarding the available for sale marketable securities.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Inventories:

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the “moving average cost” method. Inventory write-offs are provided to cover risks arising primarily from end-of-life products and from slow-moving items, technological obsolescence, and excess inventory.

Inventory net write‑offs for the years ended December 31, 2025, 2024 and 2023 amounted to $(349), $3,020 and $1,558, respectively. Although write‑offs were recorded in 2025, the overall net impact was a decrease in inventory provisions, which resulted primarily from the sale of items previously reserved for, as well as the scrapping of obsolete items, which reduced the related inventory provision balance.

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

The Company operates in one operating segment, and this segment comprises its only reporting unit. The Company has performed an annual impairment analysis as of  December 31, 2025 and determined that the carrying value of the reporting unit was lower than the fair value of the reporting unit. Fair value is determined using market value. During the years 2025, 2024 and 2023, no impairment losses were recorded.

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

The Company has performed an annual impairment analysis as of  December 31, 2025 and determined that there were no circumstances indicating the asset’s carrying value may not be recoverable. During the years 2025 and 2024, no impairment losses were recorded. During 2023, impairment losses were recorded in the amount of $ 1,614.

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

During the years ended December 31, 2025, 2024 and 2023, the Company recognized revenue of approximately $16,247, $10,322 and $17,165, respectively, which was included in the deferred revenue balances at the beginning of each respective period.

The change in the deferred revenues balances during the period consisted of Increases due to payments received in advance of performance, which were offset by decreases due to revenues recognized in the period.

The portion of the transaction price allocated to remaining performance obligations represents contracts that have not yet been recognized that include deferred revenue and amounts not yet received that will be recognized as revenue in future periods. As of December 31, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations that the Company expects to recognize is $ 102,741 of which approximately $75,346 is estimated to be recognized before December 31, 2026 and approximately $27,395 is estimated to be recognized after December 31, 2026. Excluding variable considerations related to base fee from SECaaS.

The Company pays sales commissions to sales and marketing personnel based on their certain predetermined sales goals. The company evaluates its commission and capitalize only incremental commissions costs which are considered recoverable costs of obtaining a contract with a customer. These capitalized sales commissions costs are amortized over a period of benefit which is typically over the term of the customer contracts as initial commission rates are commensurate with the renewal commission rates. Amortization expenses related to these costs are included in sales and marketing expenses in the consolidated statements of operations. For the year ended December 31, 2025 and December 31, 2024, the deferred commission was $1,457 and $1,131 accordingly.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The amortization of deferred commission for 2025, 2024 and 2023 were $1,716, $2,087 and $1,239. The Company uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

The Company estimated variable consideration related to product returns based on its experience with historical product returns and other known factors. As of December 31, 2025 and 2024, this provision was recorded as part of other payables and accrued expenses.

The Company recognizes term-based license agreements at the point in time when control transfers and the associated maintenance revenues over the contract period.

Depending on the shipping terms agreed with the customer, the Company may perform shipping and handling activities after the customer obtains control of the goods and revenue is recognized. The Company has elected to account for shipping and handling costs as activities to fulfill the promise to transfer the goods. As a result of this accounting policy election, the Company does not consider shipping and handling activities after the customer obtains control of the goods as promised services to its customers. Shipping expenses for the years ended December 31, 2025, 2024 and 2023 were immaterial.

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

Severance expense for the years ended December 31, 2025, 2024 and 2023, amounted to $ 2,041, $ 1,861 and $ 6,057, respectively. During 2023, the Company implemented a cost reduction plan which included separation of employees which derived the 2023 severance exepenses.

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

The following table sets forth the total share-based compensation expense resulting from share options, restricted share units and Phantoms granted to employees included in the consolidated statements of comprehensive loss, for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
	2025	2024	2023

Cost of revenues	$564	$779	$1,219
Research and development	1,213	1,988	3,010
Sales and marketing	1,571	1,855	2,651
General and administrative	1,670	1,418	1,965

Total share-based compensation expense	$5,018	$6,040	$8,845

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During 2025, 2024 and 2023 no options were granted by the Company.

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

The expected annual pre-vesting forfeiture rate affects the number of vested RSUs. Based on the Company's historical experience, the pre-vesting is in the range of 0%-30% in the years 2025, 2024 and 2023.

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

The Company's trade receivables are derived from sales to customers located in EMEA, as well as in APAC, Jako and Americas. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its customers and establishes an allowance for credit losses on a specific basis. Allowance for credit losses amounted to $9,611 and $ 25,306 as of December 31, 2025 and 2024, respectively. See note 2g above.

As of December 31, 2025 the company have past due of  $0.9 million.

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

Grants from the Israel Innovation Authority (IIA):

Participation grants from the Israel Innovation Authority (Previously known as the Office of the Chief Scientist) for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development non royalty bearing grants recognized amounted to $ 68, $ 489 and $ 552 in 2025, 2024 and 2023, respectively.

Grants from the Spain Tax Authorities:

Participation grants from the Spain Tax Authorities for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development non royalty bearing grants recognized amounted to $ 1,332, $ 1,106 and $ 2,577  in 2025 ,2024 and 2023, respectively.

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

For the year ended December 31, 2025, outstanding RSUs have been part of the calculation of the diluted net income per share since their effect is dilutive. The amount of those RSU’s was 2,343,192.

For the years ended December 31, 2024 and 2023, all outstanding options and RSUs have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive. The amount of those options and RSU’s was: 3,107,441, 2,665,194, respectively.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with Accounting Standards Codification No. 220, "Comprehensive Income" ("ASC No. 220"). This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to shareholders. The Company determined that its items of other comprehensive income (loss) relate to unrealized gains and losses on hedging derivative instruments and unrealized gains and losses on available-for-sale marketable securities.

The following table shows the components and the effects on net loss of amounts reclassified from accumulated other comprehensive loss as of December 31, 2025:

	Year ended December 31, 2025
	Unrealized gain on marketable securities	Unrealized gains on cash flow hedges	Total

Balance as of December 31, 2024	$15	$342	$357
Changes in other comprehensive income before reclassifications	18	4,444	4,462
Amounts reclassified from accumulated other comprehensive income to:
Cost of revenues	-	(376)	(376)
Research and development	-	(874)	(874)
Sales and marketing	-	(507)	(507)
General and administrative	-	(430)	(430)

Net current-period other comprehensive income	18	2,257	2,275

Balance as of December 31, 2025	$33	$2,599	$2,632

There was no income tax expense or benefit allocated to other comprehensive income, including reclassification adjustments for the year ended December 31, 2025.

x.	Fair value of financial instruments:

The carrying amounts of short-term bank deposits, trade receivables, other receivables, trade payables and other payables approximate their fair value due to the short-term maturities of such instruments.

The Company measures its cash and cash equivalents, marketable securities, derivative instruments at fair value. Fair value is an exit price, representing the amount that would be received if the Company were to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

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

The Company generally provides three months software and a one-year hardware assurance for its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's experience. Warranty expenses for the years ended December 31, 2025, 2024 and 2023 were immaterial.

ac.	Recently Adopted Accounting Pronouncements:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (ASU 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. The amendments are effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-09 on a prospective basis during the year ended December 31, 2025, which resulted in updated income tax disclosures. See Note 14 in the accompanying notes to the consolidated financial statements for further details.

ad.	Recent Accounting Guidance Not Yet Adopted

ASU 2025-09 derivatives and hedging - In November 2025, the FASB issued ASU 2025-09 to amend the guidance in Derivatives and Hedging (Topic 815). The update provides targeted improvements intended to enhance the application of hedge accounting, including expanded eligibility of forecasted transactions, additional flexibility in measuring hedge effectiveness, and clarifications related to hedging non-financial items. The guidance is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. The Company is currently evaluating the impact on its financial statement disclosures.

ASU 2025-11 interim reporting - In December 2025, the FASB issued ASU 2025-11 to amend the guidance in Interim Reporting (Topic 270). The update provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. The amendments do not change the underlying objectives of interim reporting but are designed to enhance clarity in application. The guidance is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years. The Company is currently evaluating the impact on its consolidated financial statement disclosures.

ASU 2025-12 codification improvements - In December 2025, the FASB issued ASU 2025-12 Codification Improvements to address suggestions received from stakeholders on the Accounting Standards Codification and to make other incremental improvements to U.S. GAAP. The update represents changes to the Codification that (1) clarify, (2) correct errors, or (3) make minor improvements. The amendments make the Codification easier to understand and apply. The guidance is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. The Company is currently evaluating the impact on its consolidated financial statement.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: -	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31, 2025				December 31, 2024
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair Value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Available-for-sale - matures within one year:
US Governmental debentures	48,630	33	-	48,663	26,455	15	-	26,470

	$48,630	$33	$-	$48,663	$26,455	$15	$-	$26,470

As of December 31, 2025 and 2024, the Company had no investments with unrealized loss for more than 12 months.

As of December 31,2025, 2024 and 2023, no credit loss impairment was recorded regarding the available for sale marketable securities.

NOTE 4: -	FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, the Company measures its marketable securities and foreign currency derivative instruments at fair value. Available for sale marketable securities are classified within Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

The Company's financial net assets measured at fair value on a recurring basis, including accrued interest components, consisted of the following types of instruments as of December 31, 2025 and 2024, respectively:

	As of December 31, 2025
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale marketable securities	$-	$48,663	$-	$48,663
Foreign currency derivative contracts	-	2,654	-	2,654

Total financial assets	$-	$51,317	$-	$51,317

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4: -	FAIR VALUE MEASUREMENTS (Cont.)

	As of December 31, 2024
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Assets:
Available-for-sale marketable securities	$-	$26,470	$-	$26,470
Foreign currency derivative contracts	-	584	-	584

Liabilities:
Foreign currency derivative contracts	-	(224)	-	(224)

Total financial net assets	$-	$26,830	$-	$26,830

NOTE 5: -	DERIVATIVE INSTRUMENTS

The Company enters into hedge transactions with a major financial institution, using derivative instruments, primarily forward contracts and options to purchase and sell foreign currencies, in order to reduce the net currency exposure associated with anticipated expenses (primarily salaries and related expenses that are designated as cash flow hedges).

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

The Company had a net unrealized gain (loss) associated with cash flow hedges of $ 2,599 and $342 recorded in other comprehensive gain (loss) as of the year ended December 31, 2025 and 2024, respectively. As of December 31, 2025, and December 31, 2024, the Company had outstanding hedge transactions in the net amount of $ 16,180 and $ 30,354, respectively.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5: -	DERIVATIVE INSTRUMENTS (Cont.)

The fair value amounts of outstanding foreign currency contracts in U.S. dollar as of the periods presented were as follows:

	December 31,	December 31,
	2025	2024
Derivatives Designated as Hedging Instruments
Foreign currency contracts	$2,599	$342
Derivatives Not Designated as Hedging Instruments
Foreign currency contracts	55	18
Total derivative instruments	$2,654	$360

Non-designated hedges:

The Company also uses foreign currency forward contracts to mitigate variability in gains and losses generated from the re-measurement of certain monetary assets and liabilities denominated in foreign currencies. These derivatives do not qualify for special hedge accounting treatment. These derivatives are carried at fair value with changes recorded in financial income, net. Changes in the fair value of these derivatives are largely offset by the re-measurement of the underlying assets and liabilities. The derivatives have maturities of up to twelve months. The impact of the non-designated hedge transactions on the net income (loss) for the year ended December 31, 2025 and 2024, was $(1,090) and $(1,021) respectively.

As of  December 31 2025 and 2024, the Company’s outstanding non-hedge transactions were $ 9,774 and $ 10,326, respectively.

NOTE 6: -	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2025	2024

Prepaid expenses	$5,785	$4,335
Government authorities	1,054	969
Accrued interest	90	34
Foreign currency derivative contracts	2,654	584
Grants receivable from the OCS	-	12
Short-term lease deposits	136	124
Others	187	259

	$9,906	$6,317

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7: -	INVENTORIES

	December 31,
	2025	2024

Raw materials	$705	$650
Finished goods	12,475	7,961

	$13,180	$8,611

As of December 31, 2025 and 2024, the finished products line item above includes deferral of the cost of goods sold for which revenue was not yet recognized in the amount of approximately $ 10,523 and $ 3,046, respectively.

NOTE 8: -	PROPERTY AND EQUIPMENT, NET

	December 31,
	2025	2024
Cost:
Lab equipment	$11,970	$13,011
Computers and peripheral equipment	10,284	12,058
Office furniture and equipment	1,333	1,431
Leasehold improvements	2,439	3,094
SECaaS equipment	8,536	7,476

	34,562	37,070
Accumulated depreciation:
Lab equipment	10,665	10,944
Computers and peripheral equipment	9,129	10,778
Office furniture and equipment	594	588
Leasehold improvements	1,630	1,941
SECaaS equipment	6,530	5,127

	28,548	29,378

Depreciated cost	$6,014	$7,692

Depreciation expenses for the years ended December 31, 2025, 2024 and 2023 was $ 3,972, $ 5,613 and $ 5,536, respectively.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: -	INTANGIBLE ASSETS, NET

a.	The following table shows the Company's intangible assets for the periods presented

	December 31,
	2025	2024
Original Cost:

Technology	$10,113	$10,113
Backlog	1,877	1,877
Customer relationships	3,592	3,592
Software license	1,651	1,651
IP R&D	3,659	3,659

	$20,892	$20,892
Accumulated amortization:

Technology	$10,113	$10,113
Backlog	1,877	1,877
Customer relationships	3,592	3,592
Software license	1,651	1,651
IP R&D	3,659	3,354

	$20,892	$20,587

Amortized cost	$-	$305

b.	Amortization expense for the years ended December 31, 2025, 2024 and 2023 were $ 305, $ 610 and $ 982, respectively.

NOTE 10: -	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2025	2024

Accrued expenses	$8,949	$6,230
Onerous contract liability	-	276
Government authorities	2,606	2,032
Foreign currency derivative contracts	-	224
Holdback and contingent earnout	263	300
Provision for returns	9	33
Others	92	105

	$11,919	$9,200

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: -	LEASE

The Group's facilities are leased under several lease agreements.

In addition, the Company has various operating lease agreements with respect to motor vehicles.

Lease expenses of office rent and vehicles for the years ended December 31, 2025, 2024 and 2023 were approximately $ 2,013, $ 2,735and $ 3,545, respectively.

Expenses for short- term leases for the years ended December 31, 2025, 2024 and 2023 were $ 266, $ 199 and $ 229, respectively. Variable lease costs for the years ended December 31, 2025, 2024 and 2023 were $ 917, $ 826 and $831, respectively.

The following table represents the weighted-average remaining lease term and discount rate:

	Year ended December 31,
	2025	2024

Weighted average remaining lease term	4.2 years	5 years
Weighted average discount rate	8.89%	8.84%

The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

Cash paid for amounts included in measurement of lease liabilities during the years ended 2025, 2024 and 2023 were $2,256, $2,751, and $4,152, respectively.

Maturities of operating lease liabilities were as follows:

Year ending December 31,
2026	814
2027	1,807
2028	1,801

2029	1,775
2030	784

Total lease payments	6,981

Less - imputed interest	(1,241)

Present value of lease liabilities	5,740

During the years ended December 31, 2025, and 2024, the short-term maturities of operating lease liabilities with a term of twelve months or less were $ 266 and $ 199, respectively.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: -	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Liens and guarantees:

As of December 31, 2025, the Company has provided bank guarantees in respect of    performance obligation to customers in an aggregate amount of approximately $ 6,375, in addition to bank guarantees in favor of leases agreements in an aggregate amount of approximately $ 525.

b.	Litigations:

On November 2, 2021 two founders of Netonomy Ltd., a company acquired by Allot in January, 2018, filed a civil claim against Allot (the “plaintiffs”), alleging that Allot breached certain clauses of the share acquisition agreement claiming damages in the amount of app. $ 834. Allot filed its defense statement refuting all claims and denying any breach and obligation to compensate. On March 6, 2023 the Company signed a settlement agreement with the plaintiffs in which the Company agreed to pay the plaintiffs a total amount of $ 260.  The plaintiffs waived all claims. The potential liability is that the remaining minority former Netonomy shareholders may file a similar claim.

There are currently no ongoing legal proceedings with any of these minority shareholders.

NOTE 13:-	SHAREHOLDERS' EQUITY

a.	Company's shares:

As of December 31, 2025, the Company's authorized share capital consists of NIS 20,000,000 divided into 200,000,000 Ordinary Shares, par value NIS 0.1 per share. Ordinary Shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in the excess of assets upon liquidation of the Company, and the right to receive dividends if declared.

b.	Share option plan:

A summary of the Company's share option activity, pertaining to its option plans for employees and related information is as follows:

	Year ended December 31, 2025
	Number of shares upon exercise	Weighted average exercise price

Outstanding at beginning of year	60,000	$5.94
Granted	-	$-
Forfeited	(20,000)	$5.94
Exercised	(40,000)	$5.94

Outstanding at end of year	-	$-

Exercisable at end of year	-	$-

Vested and expected to vest	-	$-

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: -	SHAREHOLDERS' EQUITY (Cont.)

	Year ended December 31, 2025
	Number of shares upon exercise	Weighted average share price

Outstanding at beginning of year	3,047,441	$2.69
Granted	1,559,487	$6.64
Vested	(2,074,294)	$2.56
Forfeited	(189,442)	$3.47

Unvested at end of year	2,343,192	$5.4

As of December 31, 2025, $ 10,725 unrecognized compensation cost related to RSUs is expected to be recognized over a weighted average vesting period of 2.34 years.

As of December 31, 2025, 46,935 Ordinary shares are available for future issuance under the option plans.

The Company granted 1,559,487 and 2,531,837 RSUs in 2025 and 2024 and the weighted-average grant-date fair value of the RSUs granted during the year is $ 6.64 and $ 2.44, respectively under the 2016 option plan. The fair value of the RSUs vested during the year 2025 and 2024 is $ 17,000  and $ 3,057, respectively.  RSUs vest over a period of between one year to four years, subject to the continued employment of the employee. RSUs that are cancelled or forfeited become available for future grants.

c.	Private Placements:

On June 24, 2025, the Company entered into a definitive securities purchase agreement for a private placement financing, led by financial institutions and investment banking firms. Under the securities purchase agreement, the investors purchased 5,000,000 of the Company’s Ordinary shares at a purchase price of $8 per share. In addition, 1,249,995 Ordinary shares were issued in consideration for the extinguishment of debt owed to Lynrock, in the amount of $8,590. The proceeds to the Company amounted to $37,691, net of issuance cost. In July 2025, an additional exercise of the option to purchase shares was completed, resulting in the issuance of 750,000 Ordinary shares for proceeds of $5,670.

NOTE 14: -	TAXES ON INCOME

a.	Corporate tax rates:

The Israeli corporate income tax rate was 23% in 2025, 2024 and 2023.

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

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14: -	TAXES ON INCOME (Cont.)

c.	Pre-tax income (loss) is comprised as follows:

	Year ended December 31,
	2025	2024	2023

Domestic	$378	$(4,988)	$(64,360)
Foreign	4,561	884	2,640

	$4,938	$(4,104)	$(61,720)

d.	A reconciliation of the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expenses is as follows:
	Year Ended December 31, 2025
	Total	%
Consolidated pretax income	$4,938
Corporate Statutory Tax Rate	1,136	23.0%
Foreign tax effects:
Spain
Changes in valuation allowance	(160)	(3.2)%
Statutory rate difference	(146)	(2.9)%
Non taxable Grants	(288)	(5.8)%
Other	61	1.2%

United states:
Share-based payment awards	(385)	(7.8)%
Change in valuation allowance	295	6.0%
Other	(113)	(2.3)%

Other foreign jurisdictions	163	3.3%

Changes in valuation allowance	(21)	(0.04)%
Nontaxable or nondeductible:
Goodwill impairment	418	8.5%
Changes in unrecognized tax benefits	375	7.6%
Other Adjustments	(102)	(2.2)%

Effective tax rate	$1,233	25.0%

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14: -	TAXES ON INCOME (Cont.)

	2024	2023

Loss before taxes on income	$(4,104)	$(61,720)

Theoretical tax income computed at the Israeli statutory tax rate (23% for the years 2024 and 2023, respectively)	$(944)	$(14,196)

Changes in valuation allowance	599	13,131

Write off of prepaid and withholding taxes	1,113	749
Foreign tax rates differences related to subsidiaries	-	20
Non-deductible expenses	(144)	(269)
Capital note and inter-company balances release taxes	-	-
Other expenses and Exchange rate differences	80	(37)
Non-deductible share-based compensation expense	709	1,586
Change in expense associated with tax positions for current year	352	100

Actual tax expense	$1,765	$1,084

e.	Taxes on income

Income tax expense is comprised as follows:

	Year ended December 31,
	2025	2024	2023

Current taxes	$275	$288	$248
Write off of prepaid and withholding taxes	648	1,113	749
Change in expense associated with tax positions for current year	375	352	100
Other	(65)	12	(13)

	$1,233	$1,765	$1,084

For the year ended December 31, 2025, the total tax paid in cash was $593, consisting primarily of tax paid in Israel of $300, Japan of $50, India of $122, Italy of $71 and other foreign judications of $50.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14: -	TAXES ON INCOME (Cont.)

Taxes on income by jurisdiction were as follows:

	Year ended December 31,
	2025	2024	2023

Domestic	$479	$946	$822
Foreign	754	819	262

Total	$1,233	$1,765	$1,084
Domestic
Write off of prepaid and withholding taxes	479	946	822

Total Domestic	$479	$946	$822
Foreign
Current taxes	$275	$288	$248
Taxes in respect of previous years	(64)	12	(13)
Write off of prepaid and withholding taxes	169	167	(73)
Change in expense associated with tax positions for current year	375	352	100

Total foreign	$754	$819	$262
Total income tax expense (benefit)	$1,233	$1,765	$1,084

f.	Net operating losses carry forward:

The Company has accumulated net operating losses for Israeli tax purposes as of December 31, 2025, in the amount of approximately $ 152,427, which may be carried forward and offset against taxable income in the future for an indefinite period. As of December 31, 2025, the Company recorded a full valuation allowance with respect to its net deferred tax assets  in Allot Ltd. and wrote-off prepaid and withholding taxes of $ 7,064 as the Company does not expect to utilize these tax assets in the near future. In addition, the Company has accumulated capital losses for tax purposes as of December 31, 2025, of approximately $ 25,549, which may be carried forward and offset against taxable capital gains in the future for an indefinite period. Management currently believes that since the Company has a history of losses, and uncertainty with respect to future taxable income, it is more likely than not that the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future. Thus, a valuation allowance was provided to reduce deferred tax assets to their realizable value.

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14: -	TAXES ON INCOME (Cont.)

The U.S. subsidiary has accumulated losses for U.S. federal income tax return purposes of approximately $ 3,432 and $ 5,535 for state taxes. Part of the federal accumulated losses for tax purposes of $ 1,446 expire until 2037. As of December 31, 2025, the Company recorded a valuation allowance with respect to its deferred tax assets in the US Subsidiary.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income taxes are as follows:

	December 31,
	2025	2024
Deferred tax assets:
Operating and capital loss carryforwards	$42,239	$38,538
Research and development	4,994	6,051
Employee benefits	(41)	415
Intangible assets	114	248
Operating lease liabilities	1,320	1,465
Stock based compensation expenses	3,740	708
Onerous contract	-	63
Prepaid and withholding taxes	7,064	6,607
Other temporary differences	655	576

Deferred tax asset before valuation allowance	60,085	54,671
Valuation allowance	(55,619)	(49,907)

Deferred tax asset net of valuation allowance	4,466	4,764

Deferred tax liability:
Intangible assets	3,197	3,214
Operating lease right-of-use assets	1,269	1,550

Net deferred tax asset	$-	$-

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14: -	TAXES ON INCOME (Cont.)

As of December 31, 2025, the Company has provided a valuation allowance of $ 55,619 in respect of the Company’s deferred tax assets resulting from tax loss carryforwards and other temporary differences. Realization of deferred tax assets is dependent upon future earnings, if any, the time and amount of which are uncertain.

As the Company has accumulated net operating losses for Israeli tax purposes as of December 31, 2025, in the amount of approximately $152,427, so it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the future. Therefore, a valuation allowance was recorded to reduce the deferred tax assets to nil.

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

As of December 31, 2025, the Company have undistributed earnings held by the Company’s foreign subsidiaries are designated as indefinitely reinvested. If these earnings were re-patriated to Israel, they would be subject to income taxes and to an adjustment for foreign tax credits and foreign withholding taxes in the amount of $1,471. The Company did not recognize deferred taxes liabilities on undistributed earnings of its foreign subsidiaries, as the Company intends to indefinitely reinvest those earnings.

h.
As of December 31, 2025, the total gross uncertain tax benefits amounted to $1,770, if recognized, would impact the Company’s effective tax rate. The Company conducts operations across multiple jurisdictions globally, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. The Company does not anticipate any material changes to its uncertain tax positions over the next 12 months, unless there are settlements with tax authorities. However, the likelihood and timing of which is difficult to predict.

	Year ended December 31,
	2025	2024	2023

Uncertain tax position, beginning of year	$1,395	$1,043	$943
Increase related to current years' tax positions	367	156	137
Increase related to prior years' tax positions	8	196	160
Decrease due to lapses of statutes limitations	-	-	(197)

Uncertain tax position, end of year	$1,770	$1,395	$1,043

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14: -	TAXES ON INCOME (Cont.)

The Company conducts business globally and, as a result, the Company or one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Israel, France, Spain, Japan and the United States. With a few exceptions, the Company is no longer subject to Israeli tax assessment through the year 2021 and the Spanish and U.S. subsidiaries have final tax assessments through 2020 and 2021, respectively.

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

Allot operates in a single reportable segment. Revenues are based on the location of the Company's channel partners which are considered as end customers, as well as direct customers of the Company:

	Year ended December 31,
	2025	2024	2023

Europe	$44,014	$35,140	$39,945
Asia and Oceania	19,236	24,010	20,547
Americas	19,092	14,163	16,542
Middle East and Africa	19,651	18,882	16,116

	$101,993	$92,195	$93,150

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15: -	GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

The following table sets forth the customers that represented 10% or more of the Company’s total revenues in each of the periods set forth below:

	Year ended December 31,
	2025	2024	2023

1st Customer	-	-	15%

	-	-	15%

A total percentage of 63%, 64% and 77% of the Company’s revenues for the years ended December 31, 2025, 2024 and 2023, respectively are attributed to network intelligence solutions, while 37%, 36% and 23% are attributed to security solutions for the years ended December 31, 2025, 2024 and 2023, respectively.

The following presents total long-lived assets, including property, plant, and equipment and right-of-use assets, as of December 31, 2025 and 2024:

	December 31,
	2025	2024
Long-lived assets:
Israel	$10,978	$13,577
Other	554	856

	$11,532	$14,433

NOTE 16: -	FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2025	2024	2023

Financial income:
Interest income	$2,053	$1,183	$2,341
Amortization/accretion of premium/discount on marketable securities, net	948	1,387	732
Gain on sales of securities	193	-	-
Exchange rate differences and other	-	-	214

Financial expenses:
Exchange rate differences and other	477	660	-
Institutions interest Expenses	73	-	72

	$2,644	$1,910	$3,215

ALLOT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17: -	CONVERTIBLE NOTES

On February 14, 2022, the Company issued to Lynrock Lake Master Fund LP a senior unsecured promissory note in an aggregate principal amount of $40,000 (the “Note”). The Note is convertible into the company's ordinary shares atan initial conversion rate of 97.0874 ordinary shares per $1,000 of the principal amount being converted (based on an initial conversion price equal to $10.30 per ordinary share). The conversion price decreases by up to two $1 increments if the company elects to extend the maturity of the Note by up to two successive years following the initial maturity date of February 14, 2025. On November 4, 2024, the Company notified Lynrock Lake Master Fund LP extending the maturity till February 14, 2026

As of the issuing date, the company recorded the issuance costs related to the Note in amount of $596 as a deduction of the liability which amortized over 3 years with an annual effective interest rate of the net liability is 0.14%.

The company recorded amortization expenses related to the issuance costs during the year ended December 31, 2025, and  2024 in the amounts of $ 27 and $ 200, respectively.

The note was fully redeemed in June 2025 in connection with a public offering of the Company’s ordinary shares. As a result, the Company recognized a loss from extinguishment in the amount of $1,410. See note 13(c) for further information.

NOTE 18: -	RELATED PARTIES BALANCES AND TRANSACTIONS

In February 2022, the Company issued to Lynrock Lake Master Fund LP (“Lynrock”) the Company’s largest shareholder, an unsecured promissory note in an aggregate amount of $40,000 (see note 17).