Form 20-F/A
period 2025-12-31
Allot Ltd.
filed 2026-03-31
CIK 1365767

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

Yes ☐   No ☒

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (this “Amendment”) amends the annual report on Form 20-F of Allot Ltd. (the “Company” or “our”) for the year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission on March 26, 2026 (the “Original Report”). This Amendment is being filed solely to (i) amend an inadvertent error in the Opinion on Financial Statements of Kost Forer Gabbay & Kasierer to correct the as-of date for the internal control over financial reporting audit from December 31, 2024 to December 31, 2025, and (ii) amend an inadvertent error in the Opinion on Internal Control Over Financial Reporting of Kost Forer Gabbay & Kasierer to correct the date of the audit report mentioned therein from March 25, 2026 to March 26, 2026. The amendments appear on pages F-2 to F-4 of this Amendment.

As required by Rule 12b-15 under the Exchange Act, as amended, new certifications by our principal executive officer and principal financial officer are being filed as Exhibits 12.1, 12.2 and 13.1 to this Amendment.

This Amendment does not reflect events occurring after the filing of the Original Report and does not modify or update the disclosure therein in any way except as described above or herein. No other changes have been made to the Original Report. The filing of this Amendment should not be understood to mean that any statements contained in the Original Report, as amended by this Amendment, are true or complete as of any date subsequent to the original filing date of the Original Report.

TABLE OF CONTENTS

PART III	5

ITEM 17: Financial Statements	5

ITEM 18: Financial Statements	5

ITEM 19: Exhibits	5

PART III

ITEM 17: Financial Statements

Not Applicable

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

Dated:  March 31, 2026

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 26, 2026 expressed an unqualified opinion thereon.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 26, 2026, expressed an unqualified opinion thereon.

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